Form 20-F
period 2002-12-31
TELECOM ITALIA S P A
filed 2003-06-26
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-13882

Telecom Italia S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Corso d’Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of €0.55 par value each	The New York Stock Exchange
Ordinary Shares of €0.55 par value each (the “Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares of €0.55 par value each	The New York Stock Exchange
Savings Shares of €0.55 par value each (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐    Not applicable  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Shares or Savings Shares, as the case may be, pursuant to the requirements of the Securities and Exchange Commission.

i

ii

iii

INTRODUCTION

Telecom Italia S.p.A. (the “Company”) is incorporated as a joint stock company under the laws of Italy.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with the Italian law governing consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (“Italian GAAP”), which, as described in Note 26 of Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included herein.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including liberalization of the telecommunications industry, the opening to competition of public voice telephone services, the Company’s outlook for growth in the telecommunications industry both within and outside of Italy, including sources of increasing revenues to offset the impact of increasing competition and the Company’s outlook regarding the impact of tariff rebalancing on the telecommunications industry. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—Updated Business Plan”, (iii) “Item 4. Information on the Telecom Italia Group—Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside the Telecom Italia Group’s control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

•	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

•	the impact of regulatory decisions and changes in the regulatory environment;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•	the continuing impact of rapid changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia Group’s interests in various companies;

•	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•	Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•	Telecom Italia Group’s ability to successfully implement its internet strategy;

•	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

•	the amount and timing of any future impairment charges for Telecom Italia Group’s licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Group undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

Company	means Telecom Italia S.p.A.

Draghi Law	means Legislative Decree No. 58 of February 24, 1998 and the specific implementing regulations issued by CONSOB.

EU	means the European Union.

Finsiel	means Finsiel-Consulenza e Applicazioni Informatiche S.p.A., the Telecom Italia Group’s principal subsidiary operating in Information Technology Market Business Unit.

Finsiel group	means Finsiel and its subsidiaries.

Framework Law	means Law No. 481 of November 14, 1995, which provides for, among other things, the definition of a transparent tariff system based on the “price cap” method.

Maccanico Law	means Law No. 249 of July 31, 1997, which established the formation of the National Regulatory Authority for regulating the communications industry and implemented the Framework Law.

Merger	means the merger of Telecom Italia into Olivetti, approved by the shareholders of Telecom Italia on May 24, 2003 and expected to be effective in the first half of August 2003.

National Regulatory Authority	means the independent body, responsible in Italy for the regulation of the telecommunications, radio and television broadcasting sector, established by the Maccanico Law.

New Telecom Italia	means the entity which will result from the Merger and “New Telecom Italia Group” means such entity together with its consolidated subsidiaries.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

SEAT	means Seat Pagine Gialle S.p.A.

Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means Telecom Italia S.p.A., the operating company for fixed telecommunications services and the holding company for various businesses, principally telecommunications.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Telecommunications Regulations	means the telecommunications regulations (approved by Presidential Decree No. 318 of September 19, 1997 which became effective on October 7, 1997, 15 days after its publication) adopted to implement a number of EU directives in the telecommunications sector.

TILab	means Telecom Italia Lab S.p.A. (formerly CSELT).

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary operating in the mobile telecommunications business.

TIM Demerger	means the demerger which separated mobile telecommunications services from the Company’s predecessor company effective July 14, 1995.

Tin.it	means Telecom Italia Net S.p.A., the Telecom Italia Group’s subsidiary providing Internet access which was combined with SEAT in November 2000.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

RISK FACTORS

Risk Factors Relating to the Business of the Telecom Italia Group

Continuing competition in a fully liberalized market may further reduce Telecom Italia Group’s market share of domestic and international traffic and may cause further reductions in prices and margins.

Domestic competition exists in all of the principal telecommunications business areas in which the Telecom Italia Group operates, including, most significantly, fixed-line and mobile voice telecommunications services, which have been open to competition since 1998 for fixed-line services and since 1995 for mobile services. As a result, the Company and TIM face competition in Italy. This competition may increase due to the consolidation and globalization of the telecommunications industry in Europe and elsewhere. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. In addition, the use of the single European currency could further intensify competition by facilitating international operators’ entry into the Italian market and direct competition with Telecom Italia and with TIM in fixed and mobile telephony and in the local and long-distance markets. As of December 31, 2002, there were a number of significant competitors offering fixed-line services and two other operators (as a result of the merger of Blu with TIM) offering mobile services in the Italian domestic market; a third mobile competitor (H3G) has entered the market in 2003, offering 3G commercial services. Although the decline in Telecom Italia’s market share slowed during 2002, continuing pressures on prices due to competition and further erosion in market shares could adversely affect Telecom Italia Group’s results of operations. Additional changes in the regulatory regime, including carrier preselection, number portability and local loop unbundling could further increase competition for the services Telecom Italia Group provides which could also adversely affect its business.

Telecom Italia Group’s business may be adversely affected if it is unable to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks.

In order to maintain a positive trend in revenues despite increased competition and lower prices, Telecom Italia Group’s strategy has been to introduce new services in both its fixed-line and wireless services to increase traffic on its networks and find alternative revenue sources. These services include non-voice services such as Internet, data traffic and value added services such as interactive mobile services that allow users to receive news or engage in simple banking transactions. TIM has also introduced multimedia messaging services (MMS) allowing users to send and to receive images, photos and files. Alternative revenue sources also include increased interconnection traffic from other operators using the Company’s fixed-line network. In addition to the steps taken in recent years, the Telecom Italia Group continues to develop new products and services, such as new data services for business customers, broadband services, enhanced communication services and new voice packages, in order to attract and retain customers, particularly business customers, and to stimulate usage of its fixed and wireless telecommunications network. The Telecom Italia Group is also investing in new infrastructure and technologies to enable it to introduce new products and services. The Telecom Italia Group expects that these strategic initiatives will require substantial expenditures and commitment of human resources. The Telecom Italia Group may not be able to introduce commercially these new products and services, and even if it introduces them, they may not be successful.

The Telecom Italia Group’s business will be adversely affected if it is unable to successfully implement its business plans, particularly in light of the Merger. Factors beyond the Telecom Italia Group’s control may prevent the Telecom Italia Group from successfully implementing its strategy.

Following the change in control of the Company in late 2001, the Telecom Italia Group adopted its 2002-2004 Industrial Plan and established priorities for 2002. The main objectives were:

•	Strengthen competitive capabilities;

•	Improve cost efficiency; and

•	Strengthen the financial structure.

Significant portions of the 2002-2004 Industrial Plan were completed during 2002, particularly the sale of non-core assets and debt reduction. The Telecom Italia Group also took steps to strengthen its competitive position in its core domestic market through the introduction of new products and tariff packages and confirmed to focus on lowering costs through the reduction of operating expenses and capital expenditures.

In connection with the proposed Merger, the Company has confirmed the objectives of the 2002-2004 Plan and stated that it has established certain targets, which include strict limits on capital expenditures and cost controls, together with further assets sales, to reduce the significantly higher levels of debt the Telecom Italia Group will have as a result of the Merger. See “––New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful” below.

Factors beyond the Telecom Italia Group’s control that could affect the further implementation and completion of the 2002-2004 Plan and the Telecom Italia Group reaching its targets for the period 2003-2005 include:

•	Telecom Italia Group’s ability to manage costs;

•	Telecom Italia Group’s ability to attract and retain highly-skilled and qualified personnel;

•	Telecom Italia Group’s ability to divest additional non-core businesses and the adequacy of the returns of such divestitures;

•	Telecom Italia Group’s ability to leverage on its core skills with particular focus on Latin America mobile and international broadband operations;

•	difficulties in developing and introducing new technologies, managing innovation and providing value-added services;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of the Telecom Italia Group’s services and increasing competition;

•	the effect of adverse economic trends on the Telecom Italia Group’s principal markets; and

•	the effect of foreign exchange fluctuations on the Telecom Italia Group’s results of operations.

Regulatory decisions and changes in the regulatory environment could adversely affect Telecom Italia Group’s business.

Telecom Italia Group’s fixed and mobile telecommunications operations, as well as its broadband services businesses, are subject to extensive regulatory requirements in Italy and its international operations and investments are subject to regulation in their host countries. In Italy, the Company is the only operator subject to universal service obligations, including the provision of fixed public voice telecommunications services in non-profitable areas, publication of telephone directories and provision of subscriber information services at affordable prices and provision of public payphones. In addition, the National Regulatory Authority has identified the Company as an operator having significant market power in all relevant markets. As a result, the Company is, or will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct its business in a transparent and non-discriminatory fashion;

•	a requirement to have its prices for fixed-line telecommunications services approved by the National Regulatory Authority prior to implementation in accordance with a price cap mechanism which is currently being reviewed by the National Regulatory Authority; and

•	a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-oriented prices. These services include allowing other operators to interconnect to the Company’s network and transport traffic through the network and offering certain services relating to its local access network, or local loop, on an unbundled basis to other operators to enable these operators to access directly end users by leasing the necessary components from the Telecom Italia Group.

As a member of the European Economic Area, or EEA, Italy is additionally required to adapt its regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market as far as the directives are made relevant to the EEA Agreement. The EU regulators approved revised telecommunications regulation in March 2002. Implementation of such regulation through Italian law is expected by July 2003. The implementation of the revised telecommunications regulation and possible future decisions relating thereto may change the regulatory accounting system currently used by the Telecom Italia Group in a manner adverse to the Telecom Italia Group. Please see “Item 4.—Information on the Telecom Italia Group—Regulation” in this report for more information on the regulatory requirements to which the Telecom Italia Group is subject.

The Telecom Italia Group is unable to predict the impact of any proposed or potential changes in the regulatory environment in which it operates both in Italy and internationally. Changes in laws, regulation or government policy could adversely affect the Telecom Italia Group’s business and competitiveness. In particular, the Telecom Italia Group’s ability to compete effectively in its existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which the Telecom Italia Group is subject or extend them to new services and markets. In addition, changes in tax laws in countries in which the Telecom Italia Group operates could adversely affect its results of operations. Finally, decisions by regulators regarding the granting, amendment or renewal of licenses, to the Telecom Italia Group or to third parties, could adversely affect the Telecom Italia Group’s future operations in Italy and in other countries where it operates.

The Telecom Italia Group may not be able to achieve the expected return on the significant investments and capital expenditures it has made in Latin America due to the competitive environment in these markets. Returns from the sale of non-core international assets may be lower than expected.

In recent years the Telecom Italia Group pursued a significant strategic acquisition program in Latin America and Europe aimed at achieving a stronger competitive position and balancing the loss of market share in its domestic market. During the past 18 months the Telecom Italia Group has reconsidered this strategy. The Telecom Italia Group’s strategy is now focused on:

•	consolidating its international presence in Latin America;

•	developing its international investments in high-growth market segments, such as wireless, data and Internet;

•	strengthening its role of strategic partner in existing investments by increasing the transfer of its technological expertise and marketing know-how; and

•	rationalizing its existing international portfolio by divesting minority participations in non-strategic geographical markets.

As a result of this change in strategy, in 2002 the Telecom Italia Group divested certain of its most significant European assets such as BDT (Bouygues Decaux Telecom), Autel (Mobilkom Austria), 9Telecom group and Auna and is still seeking to divest certain international non-strategic assets. In addition, certain investments which were made during the 1999-2001 period have declined significantly in value resulting in significant write-downs and asset impairments. Due to the current market situation, the general economic conditions and the high level of competition, the actual returns from the announced divestment of non-strategic assets may be lower than the ones originally expected and further impairment charges and goodwill writedowns may be required.

Continuing rapid changes in technologies could increase competition or require the Telecom Italia Group to make substantial additional investments.

Many of the services the Telecom Italia Group offers are technology-intensive and the development of new technologies may render such services non-competitive. The Telecom Italia Group is already making and may have to make substantial additional investments in new technologies to remain competitive. The new technologies the Telecom Italia Group chooses may not prove to be commercially successful. In addition, the Telecom Italia Group may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. As a result, the Telecom Italia Group could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

The value of the Telecom Italia Group’s operations and investments may be adversely affected by political and economic developments in Italy or other countries.

The Telecom Italia Group’s business is dependent on general economic conditions in Italy, including levels of interest rates, inflation and taxes. A significant deterioration in these conditions could adversely affect the Telecom Italia Group’s business and results of operations. The Telecom Italia Group may also be adversely affected by political and economic developments in other countries where it has made significant investments in telecommunications operators. Some of these countries have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which the Telecom Italia Group has invested and impair the value of these investments. A significant risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent the Telecom Italia Group from receiving profits from, or from selling its investments in, these countries.

Fluctuations in currency exchange and interest rates may adversely affect the Telecom Italia Group’s results.

Because the Telecom Italia Group has made substantial international investments, primarily in U.S. dollars, and has significantly expanded its operations outside the euro zone, movements in the exchange rates of the euro against other currencies could have an adverse effect on the Telecom Italia Group’s revenues and operating results. A rise in the value of the euro relative to other currencies in certain countries in which the Telecom Italia Group operates or has made investments would reduce the relative value of the revenues or assets of the Telecom Italia Group’s operations in those countries and, therefore, may adversely affect the Telecom Italia Group’s operating results or financial position. In addition, the Telecom Italia Group has raised, and may raise in an increasing proportion in the future, financing in currencies other than the euro, principally the U.S. dollar. Accordingly, the value of those liabilities will be affected by fluctuations of the currencies of the countries in which the TI Group operates against the currency in which the financing is denominated. The Telecom Italia Group generally enters into a number of forward currency transactions, swaps and options to manage foreign currency risk exposure with respect to its non-euro denominated liabilities. However, the Telecom Italia Group can give no assurances that it will be successful in managing foreign currency risk exposure, taking into consideration that appropriate foreign currency swaps and options may not be available as needed on the relevant financial markets.

In addition, total net financial debt at year end 2002 was €18,118 million. As a result of the Merger and on completion of the Merger, under Italian GAAP New Telecom Italia will have up to €43,576 million of pro forma net financial debt. The Telecom Italia Group generally enters into interest rate swaps and interest rate options to manage its exposure to floating interest rates. However, the Telecom Italia Group can give no assurance that fluctuations in interest rates will not adversely affect its results of operations.

The Telecom Italia Group may not be able to realize the benefits of its investment in UMTS licenses and related capital expenditures.

Through TIM and other subsidiaries, the Telecom Italia Group has acquired a third generation mobile telephone, or UMTS, license to commence operations of UMTS services in Italy and Greece. As of June 20, 2003, TIM has committed to pay €2,417 million (of which €2,300 million has already been paid) for its UMTS license in Italy and, through its international subsidiaries and affiliated companies, a further €145 million for UMTS licenses in Greece (of which approximately €101 million has already been paid). The size of the market for UMTS products and services is unknown and may fall short of the industry’s expectations. The Telecom Italia Group cannot be certain that the demand for such services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable. In addition, the Telecom Italia Group has a number of significant competitors in each of its geographic markets.

The Telecom Italia Group will be rolling out the UMTS networks, together with its competitors, in compliance with the terms and conditions of their respective licenses. Given the substantial costs of upgrading Telecom Italia’s existing networks to support UMTS and the uncertainty regarding the commercial adoption of UMTS, the Telecom Italia Group may not be able to recoup its investment according to its estimates, if at all. The Telecom Italia Group has entered into and intends to enter into arrangements with other operators to share the costs and infrastructure of its planned UMTS networks. However, the Telecom Italia Group cannot give any assurance that it will succeed in concluding the necessary agreements with other operators on satisfactory terms. Moreover, while network sharing is intended to reduce costs, the Telecom Italia Group cannot give any assurance that this will be the case or that it will be able to make such network sharing work commercially or technically.

Devaluations of telecom assets and write-downs could adversely affect the Telecom Italia Group’s financial condition and results of operations.

Recent events in the market for telecom stocks and credit ratings of market participants, as well as the Telecom Italia Group’s ongoing review and refinement of its business plan, has resulted and may result in substantial impairment write-downs of the Telecom Italia Group’s assets at any time. Accounting standards relating to asset valuations and impairment may be refined to require the use of new criteria or methodology. Starting in fiscal year 2002, under U.S. GAAP, goodwill is tested for impairment pursuant to SFAS 142 “Goodwill and Other Intangible Assets”. In accordance with the provisions of SFAS 142, goodwill is no longer amortized, but is subject to annual impairment tests based on fair value. An interim assessment of goodwill may be necessary if an impairment indicator indicates that the fair value of a reporting unit may have decreased. Future changes in the fair value of the Telecom Italia Group’s business units could adversely affect the Telecom Italia Group’s U.S. GAAP results and financial conditions.

Growth in the traditional mobile telecommunications industry has slowed significantly during the past few years and our revenues may not grow as rapidly as in the past.

In recent years, the Telecom Italia Group’s revenues have grown or remained stable in large part because of the rapid growth in the mobile communications business. This growth has been driven largely by the rapid expansion of the mobile telecommunications market in Italy. However, as a result of this growth, mobile phone use in the Italian market is approaching saturation levels.

Continued growth in the mobile telecommunications markets in which the Telecom Italia Group operates depends on a number of factors, many of which are outside the Telecom Italia Group’s control. These factors include:

•	the activities of TIM’s competitors, including consolidation, tariff reductions and handset subsidies;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and the attractiveness of these to customers;

•	customer usage habits;

•	general economic conditions; and

•	health risks or safety concerns associated with mobile telephones and transmission equipment.

If the mobile telecommunications markets in which TIM operates do not continue to expand, or TIM is unable to retain its existing customers or is unable to stimulate increases in customer usage, the Telecom Italia Group’s financial condition and results of operations may be harmed.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

Various reports have alleged that certain radio frequency emissions from wireless handsets and transmission equipment may be linked to various health concerns and may interfere with various electronic devices. The Telecom Italia Group cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future. The Telecom Italia Group’s mobile communications business may be harmed as a result of these alleged health risks. For example, this could result in a lower number of customers, reduced usage per customer or potential consumer liability for the Telecom Italia Group. In addition, although Italian law already requires strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services.

The Telecom Italia Group may be adversely affected if it fails to successfully implement its Internet strategy.

The Telecom Italia Group’s ability to develop successfully its Internet dial-up and broadband operations and its strategy to provide contents and services to consumers and small and medium-sized companies may be adversely affected if:

•	Internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences;

•	competition increases, for reasons such as the entry of new competitors, consolidation in the industry or technological developments introducing new platforms for internet access and/or internet distribution; and

•	Telecom Italia experiences any network interruptions or related problems with network infrastructure.

Any of the above factors may adversely affect the Telecom Italia Group’s business and results of operations.

You may not be able to assert claims against Arthur Andersen

The consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2000, appearing in our annual report on Form 20-F have been audited by PricewaterhouseCoopers S.p.A., independent auditors for 2000, whose report is based in part on the report of Arthur Andersen S.p.A., now called Deloitte & Touche Italia S.p.A..

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen S.p.A., as required by section 7 of the Securities Act for incorporation by reference of its reports on our consolidated financial statements for the year ended December 31, 2000. Rule 437a of the Securities Act, as amended, permits us to include these reports on the financial statements which will be incorporated by reference into our Registration Statement (File No. 333 - 127666) without the consent of Arthur Andersen S.p.A.. Because Arthur Andersen S.p.A. has not consented to the incorporation by reference of its reports therein, your ability to recover for claims against Arthur Andersen S.p.A. may be limited. In particular, you will not be able to recover against Arthur Andersen S.p.A., under Section 11 (a) (4) of the Securities Act for any untrue material fact contained in the financial statements audited by Arthur Andersen S.p.A. or any omission to state a material fact required to be stated therein.

Risk Factors Relating to the Merger

New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful.

On April 15, 2003, the Boards of Directors of Olivetti and the Company approved a plan of Merger between Olivetti and Telecom Italia. On May 24 and May 26 the Ordinary and Extraordinary Meetings of the Company’s Ordinary Shareholders and the Ordinary and Extraordinary Meetings of Olivetti’s Ordinary Shareholders voted in favor of the Merger, respectively. The merged company will be called Telecom Italia. The Merger is expected to become effective in the first half of August 2003, subject to the satisfaction of certain conditions.

From the date on which the Merger becomes effective and as a consequence thereof, New Telecom Italia will assume the rights and obligations of the Telecom Italia Group, continuing its activity. In particular, New Telecom Italia will succeed to Telecom Italia’s concessions, licenses and administrative authorizations subject to regulatory approvals, where required. In addition, it will be responsible for the additional businesses currently operated by Olivetti.

See “Item 4. Information on the Telecom Italia Group—Business—Significant Development during 2002—Merger of Telecom Italia into Olivetti”.

The debt of New Telecom Italia could be greater than the present total debt of Olivetti and Telecom Italia as a consequence of the Merger although the total amount will depend on the level of acceptances of Telecom Italia’s shareholders of the partial cash tender offer for Shares and Savings Shares by Olivetti. Under Italian GAAP, total net financial debt (see “Item 3. Key Information––Selected Financial and Statistical Information—Note 10”) is expected to be up to approximately €43.6 billion on a pro forma basis following the Merger, a maximum increase of approximately €25 billion from the net financial debt of €18.1 billion at December 31, 2002 of the Telecom Italia Group, of which about €15 billion is existing Olivetti net financial debt and a further €9 billion relates to the maximum amount of funding for the withdrawal rights exercised by certain Olivetti shareholders and the tender offers to be made by Olivetti for a portion of the Telecom Italia Shares and Savings Shares. At December 31, 2002 net financial debt of the Olivetti group was €33.4 billion (including the net financial debt of the Telecom Italia Group).

Net financial debt is projected to decrease and the €9 billion of additional debt which may be incurred is expected to be retired by the end of 2004, partly by using the proceeds of the sale of other non-strategic assets. There can be no assurance that factors beyond New Telecom Italia’s control, including but not limited to deterioration in general economic conditions, will not significantly affect New Telecom Italia’s ability to reduce such debt. The Telecom Italia Group’s business will be adversely affected if it is unable to successfully implement its business plans, particularly in light of the Merger. Factors beyond the New Telecom Italia Group’s control may prevent the New Telecom Italia Group from successfully implementing its strategy.

RATES OF EXCHANGE

Beginning with the fiscal year 2001, the Telecom Italia group has published its consolidated financial statements in euros. References to “€”, “euro” and “Euro” are to the euro, the currency of 12 member states of the European Union, including Italy and references to “lire”, “lira” and “Lit.” are to Italian lire, the former Italian non-decimal denomination of the euro, and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars, the currency of the United States.

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00 = U.S.$1.1843, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 16, 2003. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

Exchange Rates

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece (together, with the 11 European Union member states referred to in the previous sentence, the “Member States”) joined the European Economic and Monetary Union. The exchange rate at which the lira was irrevocably fixed against the euro is Lit.1,936.27 = €1.00. On January 1, 2002, the Member States began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the Member States withdrew the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the legacy currencies of any of the Member States.

At the extraordinary stockholders’ meeting held on May 3, 2001, Telecom Italia’s share capital was converted from lire into euros by rounding up the par value of the shares, from Lit. 1,000 (approximately €0.52) to €0.55 partially through the cancellation of 112,998,070 Savings Shares held in treasury.

The following table sets forth, for the year 1998 certain information regarding the Noon Buying Rate for lira expressed in lira per U.S.$1.

Calendar Period	High	Low	Average(1)	At Period End
1998	1,828	1,1592	1,737	1,654

(1)	Average of the rates for the last business day of each month in the relevant prices.

The following table sets forth for the years 1999 to 2002 and for the beginning of 2003 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period End
1999	1.1812	1.0016	1.0588	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003 (through June 16, 2003)	1.1870	1.0361	1.1201	1.1843
Monthly Amounts
December 2002	1.0485	0.9927	1.0194	1.0485
January 2003	1.0861	1.0361	1.0622	1.0739
February 2003	1.0875	1.0708	1.0785	1.0779
March 2003	1.1062	1.0545	1.0797	1.0900
April 2003	1.0621	1.1180	1.0862	1.1180
May 2003	1.1853	1.1200	1.1556	1.1766
June 2003 (through June 16, 2003)	1.1870	1.1686	1.1759	1.1843

(1)	Average of the rates for the last business day of each month in the relevant period except for 2003 for which the date used is June 16, 2003.

Beginning January 4, 1999, the Shares and Savings Shares commenced trading on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the Savings Shares and the price of the American Depositary Shares (“ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends were paid by Telecom Italia in lire until 2001 and in euro starting from 2002. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Telecom Italia Shares and Telecom Italia Savings Shares. See “Item 10. Additional Information—Description of American Depositary Receipts”.

On completion of the Merger, New Telecom Italia will become a successor registrant to the Company under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and, therefore, become subject to and continue to file periodic reports under the 1934 Act required for a foreign private issuer. New Telecom Italia intends to seek a listing of the New Telecom Italia ordinary shares and savings shares to be issued if the Merger is completed, on the NYSE where such ordinary shares and savings shares will trade in the form of ADSs.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. The selected financial data (other than the 2000 pro forma data) for each of the five years in the period ended December 31, 2002, are extracted or derived from the consolidated financial statements of the Telecom Italia group, which have been audited by the following independent auditors: Reconta Ernst & Young S.p.A. (only for the years ended December 31, 2001 and 2002), PricewaterhouseCoopers S.p.A. (only for the year ended December 31, 2000) and Arthur Andersen S.p.A. (now called Deloitte & Touche Italia S.p.A.) for all other periods. In accordance with Italian law, the financial statements of the parent company Telecom Italia have been approved by the shareholders of Telecom Italia at its Annual Meeting of Shareholders held on May 24, 2003. The Telecom Italia Group’s Consolidated Financial Statements included herein have been approved by the Telecom Italia Board of Directors. Unless otherwise indicated, amounts presented are based on Italian GAAP.

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of Euro, except per share and per ADS amounts)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	25,052	(3)	27,104	28,911	27,169	30,818	30,400
Other income	560		516	426	402	417	479

Total revenues	25,612	(3)	27,620	29,337	27,571	31,235	30,879

Cost of materials	2,342		2,477	2,259	2,132	1,972	1,779
Salaries and social security contributions	4,992		4,977	5,025	4,745	4,666	4,540
Depreciation and amortization	5,412		5,339	5,647	5,209	6,275	5,877
Other external charges	9,065	(3)	9,586	10,790	10,130	12,171	11,949
Changes in inventories	135		(130)	(277)	(255)	58	28
Capitalized internal construction costs	(1,078)		(1,062)	(912)	(831)	(581)	(675)

Total operating expenses	20,868	(3)	21,187	22,532	21,130	24,561	23,498

Operating income	4,744	(3)	6,433	6,805	6,441	6,674	7,381

Financial income	815		555	847	806	1,076	1,236
Financial expense	(868)		(1,466)	(2,470)	(2,261)	(5,031)	(3,399)

Of which write-downs and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(178)		(565)	(1,025)	(1,011)	(1,616)	(465)
Other income and expense, net	69	(3)	(507)	(214)	(184)	(3,452)	(5,637)

Income (loss) before income taxes	4,760		5,015	4,968	4,802	(733)	(419)
Income taxes	(2,048)		(2,606)	(2,020)	(1,910)	(925)	716

Net income (loss) before minority interests	2,712		2,409	2,948	2,892	(1,658)	297
Minority interest	(734)		(672)	(920)	(864)	(410)	(619)

Net income (loss)	1,978		1,737	2,028	2,028	(2,068)	(322)

Net income (loss) per Share(4)	0.2634		0.2309	0.2741	0.2741	(0.2858)	(0.0474)
Net income (loss) per Share ADS(4)	2.6339		2.3086	2.7410	2.7410	(2.8581)	(0.4736)
Dividends per Share	0.1446		0.3114	0.3125	0.3125	0.3125	0.3125 (5)
Dividends per Savings Share	0.1549		0.3218	0.3238	0.3238	0.3237	0.3235 (5)

Amounts in accordance with U.S. GAAP:
Total revenues	25,612	(3)	27,620	27,938	—	31,017	30,830
Operating income (loss)	4,662	(3)	6,153	(1,926)	—	2,272	4,850
Income (loss) before income taxes	4,419		4,774	7,058	—	(3,379)	1,357
Net income (loss)	1,526		1,505	3,522	—	(4,039)	828
Net income (loss) per Share—Basic(6)	0.2026		0.1998	0.4731	—	(0.5553)	0.1103
Net income (loss) per Share—Diluted(6)	0.2026		0.1997	0.4717	—	(0.5553)	0.1103
Net income (loss) per Share ADS—Basic(6)	2.0255		1.9982	4.7307	—	(5.5531)	1.1031
Net income (loss) per Share ADS—Diluted(6)	2.0255		1.9966	4.7173	—	(5.5531)	1.1031

	Year ended December 31,
	1998(1)		1999(1)	2000(1)	2000 pro forma (1)(2)	2001(1)	2002(1)
	(millions of Euro, except per share and per ADS amounts)

Balance Sheet Data in accordance with Italian GAAP:
Total current assets	12,186	(7)	12,749	16,395	15,673	16,736	15,716
Total fixed assets, net	23,584		23,508	23,425	20,721	21,757	19,291
Intangible assets, net	1,884		2,737	16,037	15,571	16,197	13,052
Total assets	44,870	(7)	46,058	65,515	61,985	62,670	52,786
Total short-term debt	4,824		4,969	15,136	14,745	9,114	5,089
Total current liabilities	16,865		17,448	27,482	26,510	21,945	17,616
Total long-term debt	5,598		5,166	8,268	6,733	16,083	15,018
Total liabilities	26,440	(7)	26,270	39,986	37,293	43,361	39,959
Total stockholders’ equity before minority interest	16,346		17,045	18,821	18,821	13,522	9,049
Total stockholders’ equity	18,430		19,788	25,529	24,692	19,309	12,827

Amounts in accordance with U.S. GAAP:
Total current assets	12,660		12,984	15,366	—	16,944	15,331
Total fixed assets, net	23,172		23,150	22,823	—	23,883	21,277
Intangible assets, net	5,292		5,894	24,084	—	22,506	18,384
Total assets	48,108		49,263	71,528	—	72,518	60,822
Total current liabilities	16,865		17,448	26,207	—	21,487	17,773
Total long-term debt	5,598		5,166	12,466	—	21,906	20,069
Total liabilities	26,908		26,908	44,848	—	52,332	46,129
Stockholders’ equity(8)	19,145		19,659	19,118	—	12,457	9,215

Financial Ratios in accordance with Italian GAAP:
Gross operating margin (Gross operating profit/operating revenues)(%)(9)	47.2		45.1	45.4	45.0	44.2	45.9
Operating income/operating revenues (ROS) (%)	18.9		23.7	23.5	23.7	21.7	24.3
Return on equity (ROE) (%)	15.3		12.6	13.0	13.0	n.a.	n.a.
Return on investments (ROI) (%)	18.5		23.6	18.8	18.4	16.0	20.4
Net debt/Net invested capital (debt ratio) (%)(10)	30.7		29.1	42.7	41.1	53.2	58.6

Statistical Data:
Subscriber fixed lines (thousands)(11)	25,986		26,502	27,153	27,153	27,353	27,142
ISDN equivalent lines (thousands)(12)	1,735		3,049	4,584	4,584	5,403	5,756
TIM lines in Italy (thousands)(13)	14,299		18,527	21,601	21,601	23,946	25,302
Subscriber fixed lines per full-time equivalent employee(14)	332		354	409	409	448	496
Page views Virgilio (millions)	—		505	2,218	2,218	3,945	5,267
Active Users (at year-end, thousands)	—		1,104	1,656	1,656	1,804	2,226

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.
(2)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)

Beginning in 1999 the Telecom Italia Group changed the way in which it accounted for revenues from telecommunications services, calculating such revenues gross of interconnection and service charges payable to other operators and service providers and accounting for such interconnection and service charges as an operating expense (other external charges). In prior fiscal years, revenues from telecommunications services were accounted for net of interconnection and service charges. Due to this change, operating revenues from telecommunications services and other external charges increased by the same amount: €1,571 million in 1998. This accounting change had no impact on reported net income for 1998. In 1998, the item “other external charges” also takes into account additional expenses (€10 million) included in “other income and expense, net” in the consolidated financial statements in Telecom Italia’s 1998 Annual Report on Form 20-F.

(4)	Net income per Share in 1998 is calculated on the basis of 7,421,251,726 Shares and Savings Shares outstanding. Net income per Share in 1999 is calculated on the basis of 7,426,157,226 Shares and Savings Shares outstanding. Net income per share in 2000 is calculated on the basis of 7,321,179,156 Shares and Savings Shares outstanding; Savings Shares are net of 104,978,070 shares of treasury stock acquired during 2000. Net loss per Share in 2001 is calculated on the basis of 7,314,655,506 Shares and Savings Shares outstanding. Net loss per Share in 2002 is calculated on the basis of 7,265,103,156 Shares and Savings Shares outstanding; Shares are net of 5,280,500 shares of treasury stock and Savings Shares are net of 45,647,000 shares of treasury stock acquired during 2002.

The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. Prior to 2000 the par value of the Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3, 2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. Net income (loss) per Savings Share was €0.2737, €0.2412, €0.2844, €(0.2748) and €(0.0364) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Savings Share ADS was €2.7372, €2.4119, €2.8443, €(2.7481) and €(0.3636) in each of 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.

As of December 31, 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, the number of Shares and Savings Shares outstanding was 7,421,251,726, 7,426,157,226, 7,426,157,226, 7,314,655,506 and 7,316,030,656, respectively. The increase in Shares and Savings Shares outstanding in 1999 is due to the issuance of 4,905,500 new Shares in connection with the Stock Option Plan. The decrease in Shares and Savings Shares outstanding in 2001 is due to the cancellation of 112,998,070 Savings Shares of treasury stock following the re-denomination of the share capital into Euro and the issuance of 1,496,350 new Shares in connection with the Stock Option Plan. The increase in Shares and Savings Shares outstanding in 2002 is due to the issuance of 1,375,150 new Shares in connection with the Stock Option Plan.

(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed corresponding to a dividend of €0.1357 per Share and a dividend of €0.1357 per Savings Share. Furthermore, the Shareholders’ Meeting held on May 24, 2003 approved the pay out of an additional dividend of €0.1768 per Share and €0.1878 per Savings Share, by drawing from the income and capital reserves. Telecom Italia’s dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and such dividends for the year ended December 31, 2002 are payable from June 26, 2003.
(6)	In accordance with U.S. GAAP, the Net income (loss) per Share has been calculated using the two class method, since the Company has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 7,421,251,726 for the year ended December 31, 1998, 7,421,660,518 for the year ended December 31, 1999, 7,398,247,829 for the year ended December 31, 2000, 7,314,353,578 for the year ended December 31, 2001 and 7,297,953,685 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. Prior to 2001 the par value of the Savings Shares was Lit. 1,000 per share, while for 2001 and 2002, following the resolution of the extraordinary shareholders’ meeting held on May 3, 2001 regarding the re-denomination of Telecom Italia share capital into Euro, the calculations take into account the new par value per share of €0.55. In addition, in accordance with U.S. GAAP, net income (loss) per Savings Share—Basic was €0.2129, €0.2101, €0.4834, €(0.5443) and €0.1213 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively, and net income (loss) per Savings Share ADS—Basic, was €2.1288, €2.1015, €4.8340, €(5.4431) and €1.2131 in 1998, 1999, 2000 (historical and pro forma), 2001 and 2002, respectively.
(7)

As a consequence of the introduction of the new Italian Accounting Principle for Income Taxes, beginning in 1999, deferred tax assets and liabilities are offset. Due to this change as of December 31, 1998 the amount of current assets was reduced by €114 million, while total assets and liabilities were reduced by the same amount of €379 million.
(8)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interest. See Note 26 of Notes to Consolidated Financial Statements included elsewhere herein.
(9)	Gross Operating Profit was €11,821 million, €12,226 million, €13,118 million, €12,217 million, €13,619 million and €13,964 million in each of 1998, 1999, 2000 (historical), 2000 (pro forma), 2001 and 2002, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Regulation G of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of Euro)
Operating income	4,744	6,433	6,805	6,441	6,674	7,381
Depreciation and Amortization	5,412	5,339	5,647	5,209	6,275	5,877
Other external charges:
• Provision for bad debts	364	363	477	394	439	542
• Write-downs of fixed assets and intangibles	950	73	48	48	16	57
• Provision for risk	178	80	119	108	189	109
• Other provisions and operating charges	654	380	382	353	382	436
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(481)	(442)	(360)	(336)	(356)	(438)

Gross Operating Profit	11,821	12,226	13,118	12,217	13,619	13,964

(10)	For purposes of calculating the debt ratio, net financial debt is calculated as follows:

	As of December 31,
	1998	1999	2000	2000 pro forma	2001	2002
	(millions of Euro)
Short-term debt, including current portion of long-term debt	4,824	4,969	15,136	14,745	9,114	5,089
Long-term debt	5,598	5,165	8,268	6,733	16,083	15,018
Cash and cash equivalents:
• Bank and postal accounts	(582)	(668)	(1,299)	(1,281)	(757)	(1,251)
• Cash and valuables on hand	(3)	(9)	(5)	(4)	(5)	(4)
• Receivables for sales of securities	—	(5)	(1)	(1)	(3)	(55)
Marketable debt securities	(1,252)	(1,265)	(2,020)	(1,869)	(1,935)	(278)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(523)	(144)	(1,110)	(1,110)	(805)	(683)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	112	95	59	20	250	282

Net Financial Debt	8,174	8,138	19,028	17,233	21,942	18,118

(11)	Data include multiple lines for ISDN and exclude internal lines.
(12)	Data exclude internal lines.
(13)	Data refer to TACS and GSM services lines, including holders of Prepaid Cards.
(14)	Ratio is based on employees of Telecom Italia only.

Dividends

Telecom Italia has normally paid annual cash dividends on its outstanding Shares and Savings Shares, although the determination of Telecom Italia’s future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to the Company’s earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

Telecom Italia’s management has publicly stated that in relation to the Merger between Olivetti and Telecom Italia, New Telecom Italia’s dividend policy is not expected to change. New Telecom Italia is expected to be able to distribute to the Company’s present shareholders an overall dividend corresponding to the dividends presently paid to them.

The dividends per share and per savings share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividend paid in such years are shown below. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares				Dividends on Savings Shares
Year ended December, 31	Euros per Share		U.S. dollars per Share(2)	(millions of euros)	Euros per Share		U.S. dollars per Share(2)	(millions of euros)
1998(1)	0.1446		0.15	759.94	0.1549		0.17	335.61
1999(1)	0.3099	(3)	0.29	1,638.10	0.3218	(3)	0.30	688.58
2000(1)	0.3125		0.27	1,643.93	0.3238		0.28	664.84
2001	0.3125	(4)	0.28	1,644.19	0.3237	(4)	0.29	662.33
2002	0.1357	(5)	0.13	713.47	0.1357	(5)	0.13	273.11

(1)	Dividends for 1998, 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. See “—Rates of Exchange”.
(3)	The per share amount paid with respect to the fiscal year ended December 31, 1999 includes the distribution to all shareholders of the dividends payable on 26,046,820 Savings Shares held in treasury on the date the dividend was paid. A total of approximately €3.12 million was also distributed from the statutory reserve in order to round up such per share amounts.
(4)	Approved at the Annual Meeting of Shareholders held on May 7, 2002. Telecom Italia’s dividend coupons for the year ended December 31, 2001 were clipped on May 20, 2002 and were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.
(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed and paid corresponding to a dividend of €0.1357 per Share and a dividend of €0.1357 per Savings Share. Furthermore, the Shareholders’ Meeting held on May 24, 2003 approved an additional dividend of €0.1768 per Share and €0.1878 per Savings Share, payable from income and capital reserves. Pursuant to Italian Stock Exchange rules, dividends on the Shares and the Savings Shares are payable from the fourth business day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s additional dividend coupons for the year ended December 31, 2002 were clipped on June 23, 2003, and are payable from June 26, 2003.

Payment of annual dividends is subject to approval by the holders of ordinary shares at the annual general shareholders’ meeting, which must be convened within six months after the end of the financial year to which it relates. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends are usually payable within 30 days of the general shareholders’ meeting at which they are approved. Dividends not collected within five years from the date they become payable will be forfeited in favour of the Company.

According to the Italian Civil Code, before dividends may be paid with respect to any year, an amount equal to 5% of the net income of the Company for such year must be set aside to the legal reserve until the legal reserve, including amounts set aside during prior years, is at least equal to one-fifth of the par value of the Company’s issued share capital. This legal reserve is not available for payment of dividends. Such restriction on the payment of dividends applies, on a non-consolidated basis, to each Italian subsidiary of the Telecom Italia Group. The Company may also pay dividends out of available retained earnings from prior years or other reserves.

Dividends in respect of Shares and Saving Shares held with Monte Titoli S.p.A (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—Description of Bylaws and Capital Stock”.

Arrangements between Euroclear or Clearstream and Monte Titoli permit the shareholders to collect the dividends through Euroclear or Clearstream. Holders of American Depositary Receipts (“ADRs”) are entitled to receive payments in respect of dividends on the underlying Shares and Savings Shares, as the case may be, in accordance with the relevant Deposit Agreement. If profits are not fully distributed, additional reserves are created.

Dividends payable on the Company’s Shares and Savings Shares may be subject to deduction of Italian withholding tax. See “Item 10. Additional Information—Taxation”. Italian regulations do not contain any specific restrictions on the payment of dividends to non-residents of Italy. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders”.

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Shares or Savings Shares and resident shareholders holding Shares or Saving Shares in registered form provided that such resident shareholders have not exercised the option to receive dividends with the deduction of the withholding tax and to subsequently include such dividends in the annual income statement. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives.

In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents of Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Shares and Savings Shares, as the case may be, will satisfy these requirements. However, Telecom Italia will be required to provide information concerning non-resident beneficial owners of Ordinary Share ADSs and Savings Share ADSs, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information. See “Item 10. Additional Information—Taxation”.

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

BUSINESS

A glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Annual Report can be found at the end of Item 4 of this Annual Report.

The legal and commercial name of the Company is Telecom Italia S.p.A. The Company is incorporated as a joint stock company under the laws of Italy. The duration of the Company extends until December 31, 2050.

On July 18, 1997, the Company’s predecessor company was merged with and into STET—Società Finanziaria Telefonica—per Azioni (“STET”), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to Telecom Italia S.p.A. In November 1997, the Ministry of the Treasury of the Republic of Italy (the “Treasury”) completed the privatization of Telecom Italia selling substantially all of its stake in the Telecom Italia Group through a global offering, and a private sale to a stable group of shareholders. On May 21, 1999 Olivetti, through a tender offer, obtained control of the Telecom Italia Group when approximately 52.12% of Telecom Italia Shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia acquired a 28.7% stake in Olivetti which resulted in the replacement of the then Board of Directors. On December 9, 2002 the Treasury sold all its remaining stake in the Company’s ordinary and savings share capital. More recently Hopa, the merchant bank led by Emilio Gnutti which participated in the 1999 take-over of Olivetti, gained a 16% stake in Olimpia, leading to a proportional reduction of the other shareholders. Please see “—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

The registered offices of Telecom Italia is at Piazza degli Affari 2, 20123 Milan, Italy. The corporate headquarters and the principal executive offices of Telecom Italia are located at Corso d’Italia 41, 00198 Rome, Italy, the telephone number is +39 06 3688 -1.

Introduction

At the end of 2002, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through its subsidiary TIM, the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world, with approximately 39.1 million mobile lines (which includes 31.5 million proportionate lines). The Telecom Italia Group also had 6.2 million mobile lines (2.2 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services. Through SEAT, the Telecom Italia Group is a leading provider of Internet and directory publishing services, although Telecom Italia has recently agreed to sell the directory publishing business of SEAT. The sale is subject to the satisfaction of certain conditions. Please see “—Recent Developments—SEAT Spin-off and Proposed Sale”. Other activities of the Telecom Italia Group include the provision of IT software and services.

The Telecom Italia Group’s international portfolio of subsidiaries and investments includes fixed and mobile telecommunications companies which operate mainly in Latin America and certain countries in Europe.

Significant Developments during 2002

The Pirelli-Olimpia Transaction.

The information contained herein on the Pirelli-Olimpia transaction has been taken from publicly available information filed by the parties involved therein with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

Share Ownership.    On July 30, 2001, Pirelli S.p.A. (hereinafter “Pirelli”) and Edizione Holding S.p.A. (hereinafter “Edizione”) signed an agreement with Bell for the acquisition, through a company to be named, of Olivetti stock owned by Bell, representing about 23.3% of Olivetti’s share capital. Edizione is the parent company of the Benetton group and is controlled by the Benetton family.

The agreement called for the acquisition of 1,552,662,120 ordinary shares and 68,409,125 warrants 2001-2002 on ordinary shares of Olivetti (hereinafter the “Olivetti Investment”), at a per unit price, respectively, equal to €4.175 and €1.0875, for a total price of €6,557 million, with a value date at August 31, 2001. The value date was to indicate that the price for the Olivetti Investment would be reduced if the payment was made before August 31, 2001 and increased if made after that date on the basis of the following formula: interest = total price x (1-month Euribor + 0.75%) x the number of days of early or delayed payment / 360.

The purchase transaction was subject to receipt of the necessary authorizations and in particular from the EU Commission. This authorization was received on September 20, 2001.

On August 3, 2001, Pirelli (80 percent) and Edizione Finance International S.p.A. (20 percent—a wholly-owned company of Edizione), set up Olimpia, the company designated for the acquisition of the aforementioned Olivetti Investment.

On August 9, 2001, Kallithea S.p.A. (a subsidiary of Pirelli S.p.A.) sold 147,337,880 Olivetti ordinary shares (equal to about 2.02% of Olivetti’s share capital) to Olimpia for a price per share of €4.193, for a total of approximately €618 million. Pirelli Finance Luxembourg S.A. (a subsidiary of Pirelli S.p.A.) and Edizione sold a total of 265,302,250 Olivetti ordinary shares (equal to about 3.64% of Olivetti’s share capital) to Olimpia at a total price of approximately €576 million.

On September 19, 2001, an agreement was signed among the majority shareholders of Bell, Pirelli, Edizione and Olimpia which called for a commitment by the majority shareholders of Bell to ensure that the latter, at the same time payment was made by Olimpia for the purchase of the Olivetti Investment, subscribed to bonds issued by Olimpia itself, with the following features: 6-year bonds for an amount of approximately €1,033 million, repayable at maturity, unless the bonds are redeemed in advance by the bondholder, convertible into 263,500,000 Olivetti shares in a ratio of one share for every bond with a face value of €3.92, bearing an annual fixed rate of interest of 1.5%, payable in cash at maturity or at the date of early redemption.

The agreement also called for the transfer of the Olivetti Investment in two tranches, the first for 552,000,000 Olivetti shares to be carried out on September 27, 2001 and the second for the remaining shares and warrants by October 12, 2001.

In execution of the above agreement, on September 27, 2001, 552,000,000 Olivetti shares were transferred from Bell to Olimpia (for an equivalent amount of €2,315 million), while on October 5, 2001, the remaining 1,000,662,120 Olivetti shares and 68,409,125 warrants were transferred from Bell to Olimpia (for an equivalent amount of €4,199 million and €74 million, respectively). On the same date, October 5, 2001, Bell subscribed to the Olimpia Bonds.

Under the agreements on July 30, 2001, Pirelli and Edizione agreed to purchase a further 54 million Olivetti shares, held originally by Banca di Roma S.p.A., for a price of €225 million, corresponding to a price per share of €4.175. Based on these understandings, on October 31, 2001, with the value date and delivery of the stock on November 2, 2001, Olimpia purchased these shares. This resulted in a holding of approximately 27.7% of the share capital of Olivetti.

On November 20, 2001, in order to hedge the risk on the value of the Olivetti shares to be delivered to the holders of the Olimpia Bonds, Olimpia entered into a forward purchase agreement with UniCredit Banca Mobiliare S.p.A. and Caboto IntesaBci S.p.A. (ex-Caboto Holding Sim S.p.A.), for 263,500,000 Olivetti shares at a price equal to the average purchase price of approximately €1.37 per Olivetti share plus a premium equal to approximately 32% of the average purchase price. Settlement can be made through the physical delivery of the shares against payment of the agreed price or payment of the differentials compared to the market price.

On November 23, 2001, after a capital increase voted by the Board of Directors of Olivetti on October 13, 2001, Olimpia, by exercising its option rights subscribed to 504,825,563 Olivetti shares (for a price of approximately €505 million) and 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption (for a price of approximately €505 million).

On December 19, 2002, Olimpia made a proposal to the holders of the Olimpia Bonds to retire them in exchange for either Olivetti shares (as provided under the existing terms of the Olimpia Bonds) or, alternatively, a combination of Olivetti shares and the aforementioned Olivetti 2001-2010 1.5% bonds convertible into Olivetti shares (“Olivetti Bonds”). On December 19, 2002, Hopa S.p.A. (“Hopa”) and two companies that Hopa has advised and that are controlled by it, Holinvest S.p.A. (“Holinvest”) and G.P.P. International S.A., accepted Olimpia’s proposal for retirement of the total of 262,533,449 Olimpia Bonds held by them by delivery of a total of (i) 98,975,110 Olivetti shares (representing approximately 1.12% of the 8,845,313,805 Olivetti shares reported to be outstanding on December 31, 2002) effective in January 2003 and (ii) 163,558,339 Olivetti Bonds effective in June 2003.

Also on December 19, 2002, Pirelli, Edizione, UniCredito Italiano S.p.A. (“Unicredito”) and IntesaBci S.p.A.1 (“IntesaBCI”) (collectively, the “Former Olimpia Shareholders”), Olimpia and Hopa (collectively with the Former Shareholders and Olimpia, the “Parties”) executed a term sheet (the “Hopa Term Sheet”). Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy S.r.l. (“Holy”), a wholly-owned subsidiary of Hopa, would be merged into Olimpia (the “Holy Merger”). As of the effective date of the Holy Merger, Holy shall own: (i) 163,558,339 million Olivetti Bonds and 99,941,661 Olivetti shares for a total book value of €476,935,000; (ii) a 19.999% equity stake in the capital stock of Holinvest, for a total book value of €385.4 million; (iii) net cash of €98.8 million, plus any dividends for the 98,975,110 Olivetti shares possibly distributed by Olivetti during the period between the date of the Hopa Term Sheet and the effective date of the Holy Merger.

Pursuant to the subsequent agreement signed by the Parties on February 21, 2003 (the “Hopa Agreement”), the Holy Merger took place on May 9, 2003. As a result of the Holy Merger and the net effect of the early redemption of Olimpia’s 1.5% 2001-2007 bonds, Olimpia’s holding in Olivetti increased to 2,252,094,364 shares, equal to a 28.55 stake in Olivetti’s share capital of the same date. As of May 9, 2003, Olimpia also holds 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption and 68,409,125 Olivetti 2001-2002 warrants on ordinary shares.

As of the date of this Annual Report, the share capital of Olimpia is fully paid and is equal to €1,562,596,150, consisting of 1,562,596,150 shares of par value €1 each.

(1)	Its current name is “Banca Intesa S.p.A.”.

Following the Holy Merger, the share capital of Olimpia is held by Pirelli, Edizione, UCI, IntesaBci and Hopa in the following respective proportions: 50.4%, 16.8%, 8.4%, 8.4% and 16%.

As a result of the Merger, Olimpia’s shareholding in New Telecom Italia will be diluted to between 9.94% and 13.27%, depending on certain assumptions, from its current holding in Olivetti of 28.55%. See “—Recent Developments.”

Shareholders’ Agreements

There are shareholders’ agreements among Olimpia’s shareholders.

In particular, shareholders’ agreements were entered into between Pirelli and Edizione on August 7, 2001, as amended on September 14, 2001 and February 13, 2002 (hereinafter the “Agreements”). Shareholders agreements were entered into also between Pirelli, IntesaBci and UniCredito on September 14, 2001—amended on September 26, 2001 and October 24, 2001—(hereinafter “Agreements with the Banks”).

The Agreements and the Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is three years for the Agreements and two years for the Agreements with the Banks.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Telecom Italia, TIM and SEAT. They identify the key issues on which the board resolutions of Olimpia, Olivetti, Telecom Italia, TIM and SEAT have to decide in accordance with the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (the so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell (puts and calls) Olimpia shares in the event of withdrawal from the agreements themselves.

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT are set forth below. In connection with the composition of the Boards of Directors of Olivetti, Telecom Italia, TIM and SEAT, the parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

•	the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Intesa;

•	the nomination of one director by Unicredito;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione. See “Item 6.––Directors, Senior Management and Employees––Directors”.

CONSOB in its resolution dated October 30, 2001, which dealt with the matter of the authorization for the publication of the Olivetti prospectus for the offer of options on Olivetti ordinary shares and Olivetti 2001-2010 bonds, asked that the above prospectus indicate, based on CONSOB’s evaluation, that de facto control of Olivetti is held by Olimpia and Olimpia is subject to the sole control of Pirelli. CONSOB explained the reasons why this supplementary information was requested in the communication published in the CONSOB Informa Newsletter dated November 5, 2001.

Pirelli did not agree with the reasons expressed by CONSOB and on December 6, 2001 filed a request to review the matter so that the questions surrounding the issue could be reexamined and the comments expressed about Olimpia’s control over Olivetti could be revised. On January 8, 2002, under ruling No. RM/2001124, CONSOB gave its decision not agreeing with the request to review the matter of qualifying the holdings between Pirelli and Olimpia and between Olimpia and Olivetti.

Since the rulings were adverse, Olivetti, Pirelli and Olimpia filed an appeal with the TAR of Lazio to obtain their cancellation. The TAR of Lazio, in a ruling released on February 25, 2002, ruled favorably on the appeal, canceling the contested CONSOB rulings.

The Hopa Agreement provides that, from the effective date of the Holy Merger, Hopa and the Former Olimpia Shareholders are bound by an agreement governing their relationship as shareholders of Olimpia (the “Expanded Olimpia Shareholders Agreement”).

Under the Expanded Olimpia Shareholders Agreement, Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders must use their best efforts in order to cause a director designated by Hopa nominated to the Board of Directors of Olivetti, Telecom Italia, TIM and SEAT (with a corresponding reduction in the number of Pirelli nominees). See “Item 6. Directors, Senior Management and Employees—Directors”.

Hopa does not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement between the former Olimpia Shareholders and Hopa with respect to the passage of a resolution by either the Extraordinary Shareholders Meeting or the Board of Directors of Olimpia concerning certain matters (including (i) the determination as to how Olimpia will vote its Olivetti shares at an Extraordinary Shareholders Meeting of Olivetti, (ii) the purchase or sale of securities exceeding a certain amount and (iii) failure of Olimpia to maintain a debt to equity ratio of 1:1), Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest S.p.A. (“Holinvest”), a company jointly owned by Hopa (80.001%) and Olimpia (19.999%). In the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Hopa Agreement) and Olimpia will receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Hopa Agreement). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), no such partial demerger transactions may not be implemented prior to the third anniversary of the Holy Merger.

Hopa is granted certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

Hopa, Holy, Holinvest and Hopa controlling companies (“the Hopa companies”), the Former Olimpia Shareholders and their respective controlling and controlled companies agreed not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of certain existing call options and swap agreements referred to in the Hopa Term Sheet, (ii) in the case of Edizione, Unicredito and Intesa BCI, as currently permitted, respectively, under the Agreements and the Agreements with the Banks, and (iii) in the case of the Hopa companies, as permitted under the Expanded Olimpia Shareholders Agreement.

The Expanded Olimpia Shareholders Agreement will have a three-year term as from the Holy Merger, subject to extension by mutual agreement of the parties thereto. If the Expanded Olimpia Shareholders Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least €0.35 per Olivetti share (or financial instrument).

The Holinvest Shareholders Agreement will have a three-year term, subject to automatic extension if and to the extent the Expanded Olimpia Shareholders Agreement is extended.

The Parties have not sent any notification concerning the possible effects of the Merger on the Agreements, the Agreements with the Banks and the Hopa Agreement.

Updated Business Plan.

On February 14, 2002, Telecom Italia announced its 2002-2004 Industrial Plan (the “Industrial Plan”) and established its priorities for 2002. The main objectives were to:

•	Strengthen its competitive position;

•	Improve cost efficiency; and

•	Strengthen the Telecom Italia Group’s financial structure.

The Telecom Italia Group has sought to strengthen its competitive position in its core domestic market through the introduction of new products and services in its main business areas:

•	In Domestic Wireline, a new brand and a new range of services for broadband Internet (Alice) was launched, reaching, at the end of 2002, a customer base of 850,000 broadband accesses. New voice packages and innovative integrated solutions for business clients were also introduced;

•	In Mobile, a new offering of multimedia services (messaging and videostreaming) and voice portals was developed together with the launching of specialized packages for business; and

•	In Internet & Media, the directories product range was renewed, a new broadband portal was launched and the programs’ list of La7 (the Internet and Media business unit television station) was redesigned.

At December 31, 2002, the Telecom Italia Group had achieved 80% of the 2002-2004 announced target of cost reductions of €2 billion through the reduction of both operating expenses and capital expenditures.

With respect to strengthening Telecom Italia Group’s financial structure, consolidated net financial debt (see “Note 10 to Selected Financial and Statistical Information”) of €18.1 billion as of December 31, 2002, meant that the Telecom Italia Group had fully achieved its target of €18.3 billion established under the Industrial Plan notwithstanding payment of €1.7 billion of dividends paid in advance in December 2002. This level of net financial debt was reached in large part with proceeds from the asset disposal program totaling €5.2 billion from September 2001 to December 2002, which included in 2002 assets such as Auna, Telekom Austria, Mobilkom Austria, Bouygues Decaux Telecom, real estate assets sold in the context of the Tiglio Project (see below “—Description of Property—Tiglio Project”) and other smaller assets. As a result of the Merger, New Telecom Italia’s level of indebtedness will increase significantly. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to the Merger—New Telecom Italia’s total net financial debt will increase if the Merger of Telecom Italia and Olivetti is successful” and “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

The Telecom Italia Group’s Industrial Plan establishes certain financial targets which the Telecom Italia Group has confirmed also apply to the 2003-2005 period and take into account the Merger. These targets are focused on:

•	Innovation;

•	Leveraging its leadership in its core Italian domestic market;

•	Launching new value added services; and

•	Leveraging core capabilities to create new opportunities.

The financial targets (based on Italian GAAP) include:

Objectives of New Telecom Italia on a consolidated basis CAGR(1) 2002-2005
Operating revenues	4 – 4.5%
Gross operating profit	5 – 5.5%
Operating income	8 – 8.5%
Net financial debt (€ in billions)	34.3 (2)

(1)	Compound average growth rate.
(2)	At December 31, 2004.

Please see “Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act 1995” at the beginning of this Annual Report for a discussion of factors which could cause New Telecom Italia’s actual results to differ materially from the targets discussed above.

Reorganization.

During 2002, the process of reorganizing the Telecom Italia Group’s corporate structure continued.

The following new Functions were introduced and remain in place: Latin America Operations and Foreign Holdings, office of the General Counsel and Brand Enrichment.

Some institutionalized meetings such as a Purchasing Committee, which coordinates the purchasing process of the Telecom Italia Group, and the Network Development Committee, which is mandated to optimize the integration of wireline and mobile networks by controlling innovation and technological development, were added to the existing committees formed last year. They included the Business Reviews Committees, which monitor result, plans and projects of each Business Unit monthly, the Investments Committee which approves the major investments of the Telecom Italia Group, and the International Steering Committee, which defines the guidelines of the management of all the foreign holdings of the Telecom Italia Group.

As part of the reorganization, the Business Units underwent some further changes in 2002 and, in early 2003 the Telecom Italia Group further reorganized certain of its Business Units. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—General”.

Disposition and Acquisition of Certain Equity Investments

Dispositions.

Sale of Real Estate Assets. On June 20, 2003, the Telecom Italia Group announced that it reached an agreement with Lastra Holding B.V. a company within the Five Mounts Properties group (FMP), for the sale of certain Telecom Italia Group real estate assets. FMP is the real estate arm of BSG (the Beny Steinmetz Group), which is owned and managed by the Geneva based Beny Steinmetz family trusts and foundation.

The value of the agreement, which is expected to be finalized by the end of July 2003, is equal to approximately €355 million.

Disposal of TI logistics company arm.    On 27 January, 2003, Telecom Italia announced a transaction with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the transaction includes the transfer to TNT Logistics of certain assets of Telecom Italia comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on March 5, 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

Disposal of GLB Servicos Interativos.    On January 15, 2003, Telecom Italia Finance disposed of its 28.57% stake held in GLB Servicos Interativos to TIM Brasil for a consideration of U.S.$ 15 million. At the end of January 2003, TIM Brasil sold such investment to the Globo broadcasting group. As a result of such transaction, the Telecom Italia Group realized a net gain of €4 million (see Note 25 of Telecom Italia’s consolidated financial statements included elsewhere in this Annual Report).

Disposal of Telekom Srbija.    On December 28, 2002, the Telecom Italia Group announced that it had agreed to sell to PTT Srbija its 29% holding in Telekom Srbija. The deal was finalized on February 20, 2003 and is expected to be completed by the end of June. PTT Srbija is to pay €195 million, of which €120 million is to be paid by June 2003, and the remainder to be settled in six half-yearly installments from January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

Sale of stake in IMMSI.    On November 22, 2002, Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for consideration of €69 million.

Sale of Telekom Austria.    In November 2002, Telecom Italia International N.V. sold 75 million Telekom Austria A.G. shares previously held by the Telecom Italia Group. The placement price was €7.45 per share generating gross proceeds of €559 million and a loss of €135 million. After this transaction, the Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

Sale of Telespazio.    In November 2002, Telecom Italia finalized its agreement with Finmeccanica for the sale of Telespazio. The total impact on the Telecom Italia Group was to reduce net financial debt by €239 million and a net gain for the Telecom Italia Group of €36 million.

Project Tiglio.    On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized. The transaction provided for the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries. Under the framework agreement the Telecom Italia Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was €1,360 million, of which €50 million was related to Seat Pagine Gialle and approximately €1,310 million to real estate from Telecom Italia. The transaction had a net impact on the consolidated statement of operations of approximately €150 million for the Telecom Italia Group.

Partial sale of Stream stake.    On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group, partner of Telecom Italia in Stream, and Vivendi Universal, current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform. On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for its stake in the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Solpart Participações.    On August 27, 2002, the Telecom Italia Group reached agreement with the other shareholders in Solpart Participações (which has indirect control of Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary share capital) through a sale of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction was carried out to overcome regulatory constraints which had prevented TIM´s local subsidiaries from commencing commercial operations of its GSM regulatory 1800 service. As soon as legally possible, the Telecom Italia Group intends to return to its previous investment position. To this extent option rights have been granted to all parties.

Sale of 9Telecom.    On August 26, 2002, the Telecom Italia Group completed, with the Louis Dreyfus Communication Networks group (LDCom), the sale of the Telecom Italia Group’s investment in 9Telecom and the concurrent purchase of approximately 7% of LDCom by the Telecom Italia Group. The net impact on the Telecom Italia Group’s result was a loss of €267 million. LDCom is part of the Louis Dreyfus group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

Sale of Auna.    On August 1, 2002, the Telecom Italia Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire interest held by the Telecom Italia Group (26.89%) resulted in proceeds of €1,998 million and contributed €1,033 million to the consolidated net result of the Telecom Italia Group.

Sale of Telemaco Immobiliare.    On August 1, 2002, Telecom Italia sold its 40% interest in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of €192 million. The net gain realized by the Telecom Italia Group was €64 million.

Sale of Sogei.    On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which reduced Telecom Italia Group’s net financial debt by €176 million.

Sale of stake in Mobilkom Austria.    On June 28, 2002, TIM International N.V. (“TIM International”), a subsidiary of TIM, disposed of its 25% stake in Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of €756 million and resulting in a gain, which contributed €64 million to the consolidated net result of the Telecom Italia Group.

Sale of stake in Bouygues Decaux Telecom.    In March 2002, the Telecom Italia Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of €750 million which contributed €266 million to the consolidated net result of the Telecom Italia Group.

Sale of stake in Lottomatica S.p.A.    In February 2002, Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for its 18.3% investment in Lottomatica S.p.A. Proceeds for Finsiel were €212 million resulting in a gain which contributed €73 million to the consolidated net result of the Telecom Italia Group.

Acquisitions.

Agreement for the acquisition of Megabeam.    In March 2003, Telecom Italia signed an agreement to acquire 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless Internet service provider, for consideration of €11.5 million. Megabeam’s acquisition falls under Telecom Italia’s broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions for families and businesses. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places, for example,—in significant Italian airports and a hotel chain—using Wireless-Lan which operates on the 2,400-2,483.5 frequency. The execution of the agreement is subject to the approval of the Italian Antitrust Authority.

Purchase of Blu S.p.A.    On October 7, 2002, TIM concluded its agreement to purchase Blu S.p.A. (the fourth mobile operator) from its shareholders. Blu S.p.A. was merged with TIM S.p.A. becoming effective on December 23, 2002. The final purchase price was €84 million.

Acquisition of the assets of the Pagine Utili directories.    On September 11, 2002, the Telecom Italia Group reached an agreement with Pagine Italia S.p.A. for the acquisition of the assets of the Pagine Utili directories, the business segment represented principally by the so-called pocket pages with about 60,000 advertisers. The transaction involves the payment of 214 million Seat Pagine Gialle ordinary shares held by the

Telecom Italia Group, corresponding to 1.9% of the Seat Pagine Gialle ordinary share capital. The execution of this transaction is subject to the approval of the Italian Antitrust Authority. After the observations formulated by the Italian Antitrust Authority during the inquiry period, on January 16, 2003, Telecom Italia and Pagine Italia S.p.A. agreed to formally withdraw the announcement about the acquisition of the Pagine Utili business segment. The parties further agreed to extend the contract period in order to be able to renegotiate certain aspects of the transaction so that it can eventually be re-submitted to the Antitrust Authority.

Purchase of stakes in EPIClink.    On August 2, 2002, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of €60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli (25.3%), IntesaBci (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink specialized in outsourcing services in Information and Communication Technology (ITC) for small and medium-size businesses. After this transaction, EPIClink’s shareholder base is as follows: Telecom Italia, 86%, Pirelli, 5%, IntesaBci, 5%, Camozzi, 2% and E_voluzione, 2%. Telecom Italia is committed to acquire the residual 14% stake for a total consideration of €10 million.

Purchase of stakes in Stet Hellas.    In August 2002, TIM International purchased, from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas for a price of €108 million. Together with its existing stake of 63.95%, TIM International now holds 81.40% of Stet Hellas’ share capital. The transaction, which in effect makes TIM International the only industrial partner and strategic shareholder in the company, falls within the framework of the Telecom Italia Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

Investment in Webegg S.p.A.    In June 2002, IT Telecom S.p.A. purchased the 50% investment in Webegg S.p.A. held by Olivetti for consideration of €57.5 million. As of December 31, 2002, Webegg S.p.A. is held by IT Telecom S.p.A. (69.8%) and Finsiel S.p.A. (30.2%). The Webegg group is an Internet Consulting company offering its own solutions as well as those deriving from partnerships with the world’s leading Internet solutions companies.

Acquisition of Consodata shares.    On February 12, 2003 Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders´ exercised their option to sell, which was extended to them under an agreement made with previous Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of €44 per share—for a total of approximately €48.8 million—resulted in Seat Pagine Gialle acquiring a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

Lisit Informatica.    On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Regional Authority for the supply of the goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region. The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately €350 million. Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of €54 million.

Early purchase of leased assets.    On January 27, 2003, procedures were completed for the early purchase of 12 property units (approximately 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under financial leasing contracts. The deal involved a total financial payment of approximately €369 million for the entire Telecom Italia Group. Certain of these assets were recently agreed to be sold. See “—Dispositions” above.

Other Developments

Nortel Inversora S.A.    As per the decision of the Shareholders meeting of April 25, 2002, the Preferred A shares of Nortel Inversora S.A. have the right to vote (one vote per share), as a consequence of the default by Nortel Inversora in repaying the amortization plan related to those shares. Moreover, following Nortel Inversora first quarter 2002 results, Telecom Argentina Total Liabilities/Net Equity ratio exceeded 1.75, giving a voting right also to Preferred B shares, that was officially established during the Shareholders meeting of September 13, 2002. As a result Telecom Italia International and Telecom Italia voting rights have been respectively diluted from 17.5% to 11.86% and from 32.5% to 22.03%, respectively.

Recent Developments

Merger of Telecom Italia into Olivetti

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met to discuss the proposed merger of Telecom Italia with Olivetti (the “Merger”), in which Olivetti would be the surviving company, changing its name to Telecom Italia S.p.A. upon the Merger becoming effective. At that time each of the Telecom Italia Board and Olivetti Board agreed that the proposed Merger transaction should be explored, and established a proposed exchange ratio of seven Olivetti Ordinary Shares for each Telecom Italia Ordinary Share and seven Olivetti Savings Shares for each Telecom Italia Savings Share. Telecom Italia was advised by Lazard & Co. S.r.l. and Goldman Sachs SIM S.p.A. and Olivetti by JPMorgan Chase Bank.

The Telecom Italia Board and the Olivetti Board reconvened on April 15, 2003 and in each case concluded to proceed with the Merger and fixed the exchange ratios as described above. As a result, the plan of merger was agreed upon and the shareholders’ meetings of both companies were convened and such shareholders’ meetings were held on May 26, 2003 and May 24, 2003, on second and first call, respectively. At such meetings each of the Olivetti Ordinary shareholders and the Telecom Italia Shareholders approved the Merger transaction. The effectiveness of the Merger is conditioned upon the savings shares of New Telecom Italia being accepted for listing on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

In addition to the Merger, the following transactions are also contemplated:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting benefit from a withdrawal right of €0.9984 per share (which is the mean of the daily official prices of the Olivetti shares in the six months preceding the date the merger resolution was adopted on May 26, 2003). Olivetti shareholders were entitled to such a right by law due to the change in the corporate objectives of New Telecom Italia. As of June 12, 2003, the end of the withdrawal right period, Olivetti shareholders had exercised such right with respect to 10,958,057 Shares representing 0.12% of the outstanding Ordinary Shares. Olivetti shareholders will receive an aggregate payment of €10,940,525 when the Merger becomes effective.

•	Voluntary cash tender offers by Olivetti for a portion of the outstanding Telecom Italia Shares and Savings Shares, to be made in connection with the Merger and before its completion (although the cash tender offer is not being made to Savings Shareholders in the United States). The tender offers for the Telecom Italia Shares and the Telecom Italia Savings Shares will commence on June 23, 2003, with Olivetti tendering for approximately 17.3% of the shares in the respective classes.

In connection with financing the withdrawal right and the cash tender offers, Olivetti has entered into a term loan facility pursuant to which it will borrow up to €9 billion (assuming that the tender offers are fully subscribed) with respect to the above transactions. Any such payments for withdrawal rights and for the cash tender offers will only be made at the time the Merger becomes effective. See “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”. The total amount of the facilities is €15.5 billion, with the remaining €6.5 billion as a senior revolving credit facility available to refinance Telecom Italia’s existing €7.5 billion facility providing for working capital and general corporate purposes for Telecom Italia and, following the Merger, New Telecom Italia.

The tender offer for the Savings Share is not being made, directly or indirectly, in or into the United States and is not capable of being accepted, directly or indirectly, in or from the United States.

The Merger is expected to become effective in the first half of August 2003, subject to certain conditions required under Italian law. As a result of Olivetti being the surviving company (and changing its name to “Telecom Italia S.p.A.”), New Telecom Italia will, on completion of the Merger, succeed to the 1934 Act registration of Telecom Italia and become subject to the foreign private issuer reporting requirements of the 1934 Act. It is the intention of New Telecom Italia to apply for a listing, and complete such listing, on the New York Stock Exchange by the time of the effectiveness of the Merger.

Reasons for the Merger.

•	Principal Business Rationales

The purpose of the Merger is to merge the operations, assets and liabilities of Olivetti and Telecom Italia into a single company, a substantial majority of whose share capital and voting rights will be held by shareholders unaffiliated with Pirelli or Olimpia. The Telecom Italia Board believes that the Merger will produce a simplified, more transparent corporate, capital and financial and ownership structure, which will benefit the shareholders of both Telecom Italia and Olivetti. The principal benefits include the following:

•	Improved ownership structure: Majority ownership by shareholders unaffiliated with Pirelli or Olimpia.

As a result of, and immediately after, the Merger, shareholders unaffiliated with Olivetti, Pirelli or Olimpia will see their proportionate ownership of New Telecom Italia’s share capital increase substantially. Currently, Olivetti S.p.A. owns approximately 54.94% of the Telecom Italia Shares. The exact percentage of New Telecom Italia’s share capital that shareholders unaffiliated with Pirelli or Olimpia will hold immediately after the Merger depends on a number of factors, such as:

•	the number of Olivetti shares which may be issued upon conversion of Olivetti’s outstanding convertible bonds or exercise of Olivetti’s outstanding warrants (a portion of which are held by Olimpia and its affiliated entities);

•	the number of Olivetti shares issued pursuant to the exercise of outstanding stock options held by officers of Olivetti (Telecom Italia has suspended the exercise of outstanding stock options until after the Merger becomes effective); and

•	the number of Telecom Italia Shares and Savings Shares tendered in response to Olivetti’s cash tender offer for a portion of Telecom Italia’s Shares and Savings Shares.

As a result of the Merger it is expected that Olimpia will be the largest shareholder in New Telecom Italia. The exact percentage of Olimpia’s interest in New Telecom Italia’s share capital immediately after the Merger can not currently be determined and depends on the factors discussed above but is expected to be in a range of 9.94% to 13.27%.

The Telecom Italia Board believes that the expected new ownership structure will facilitate the markets’ valuation of New Telecom Italia based on New Telecom Italia’s business, financial condition and prospects and eliminates any negative effect that Telecom Italia’s current ownership structure may have on valuation. The Telecom Italia Board also believes that the absence of a controlling shareholder will produce a corresponding increase in the liquidity of the New Telecom Italia shares compared to the current liquidity of Telecom Italia Shares and that this has the potential to enhance market valuations of New Telecom Italia shares.

•	Improved corporate structure.

The Merger will simplify and make more transparent the Telecom Italia Group’s corporate structure. Instead of having Olivetti, an intermediate holding company with few operations of its own, between Olimpia and Olivetti’s other shareholders on the one hand and Telecom Italia on the other, all of Olivetti’s and Telecom Italia’s respective operations will be combined in a single entity with a single Board of Directors and a single Board of Statutory Auditors. In New Telecom Italia, Olimpia, Olivetti’s other shareholders and Telecom Italia’s minority shareholders will have direct ownership interests. This, and the integration of Olivetti’s and Telecom Italia’s respective corporate support functions, is expected to simplify and improve the corporate governance, management and decision-making process of New Telecom Italia compared to the current situation.

•	Rationalized capital and financial structure.

The Merger is intended to optimize financial and income flows within the New Telecom Italia Group through a more efficient management of the New Telecom Italia Group debt and more effective use of financial leverage. The Merger as a whole will also make it possible to attain a more efficient financial structure, with an increase in debt capital, which currently has a lower net cost than equity capital. It is also likely that these effects will lead to an improvement in the creditworthiness of New Telecom Italia, which, in turn, could lead to a more favorable rating and a reduction in the cost of future debt.

The Telecom Italia Board also believes that the Merger will produce a more unified approach to debt management (for example, with respect to extending maturities and co-ordinating with the needs of the businesses) than is currently the case for Olivetti and Telecom Italia on a stand-alone basis.

SEAT Spin-off

On April 1, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments of SEAT into a newly incorporated company which will assume the current name of SEAT (“New SEAT”). Effective as of the date of spin-off, the corporate name of SEAT will be “Telecom Italia Media S.p.A.” (hereinafter referred to as “Telecom Italia Media”). The spin-off plan was approved by the SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The spin-off plan provides for a spin-off on a proportional basis. The allocation of the shares of, respectively, New SEAT and Telecom Italia Media, is based on the net assets of each company as of December 31, 2002. Consequently, for every 40 ordinary (or savings, as applicable) shares currently owned, the present shareholders of SEAT will receive:

•	11 new ordinary (or savings, as applicable) shares of Telecom Italia Media, and

•	29 new ordinary (or savings, as applicable) shares of New SEAT.

The shares of both companies will be listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana: the effectiveness of the spin-off is conditioned upon the shares of New SEAT being accepted for listing.

The spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. It is SEAT management’s view that SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. In SEAT management’s view, both sectors present interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off plan is to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off plan provides for the transfer to New SEAT of the following companies within the Directories, Directory Assistance and Business Information business segments of SEAT:

Directories:	Directories Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL group, Euro Directory S.A.

Directories Assistance:	Directories Assistance Seat Pagine Gialle division, Telegate group, Telegate Holding GmbH, IMR S.r.l.

Business Information:	Consodata S.A., Consodata group Ltd (including Netcreations Inc., Pan-Adress).

The other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media.

For a further discussion of these businesses, please see “—Internet and Media.”

The spin-off, subject to certain conditions of Italian law, is expected to become effective at the end of July 2003.

Potential Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after the spin-off transaction creating New SEAT (including the shares resulting from the expected exercise of the J.P.Morgan Chase put option). The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion.

The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant anti-trust authorities. Telecom Italia will receive approximately €3.03 billion for its stake. The buyers will also assume the estimated €708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately €3.74 billion.

See also “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

Telecom Italia—Hewlett-Packard deal.

On February 21, 2003, Telecom Italia and Hewlett-Packard agreed to a five-year management services and outsourcing agreement worth a total of €225 million. The agreement became effective on April 16, 2003 following receipt of clearance from the Italian Antitrust Authority and completion of labour union consultation procedures. Under the agreement, Hewlett-Packard will supply asset management, help desk, maintenance and workstation management services to the Telecom Italia Group, while IT Telecom will manage the Hewlett-Packard’s Italian operational activities in the SAP environment and house the systems in its Data Centers. The agreement also contemplated the sale by IT Telecom of the Desktop Management Services business (100%-owned by Telecom Italia) to the new Hewlett-Packard’s entity HP DCS (Hewlett-Packard Distributed Computing Services).

Restructuring of the Telecom Argentina group’s debt obligations.

On February 12, 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) (“Telecom Argentina”) and its subsidiaries, Telecom Personal S.A. and Publicom S.A. announced their intention to launch a cash tender offer for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process to restructure the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased U.S.$ 292 million principal amount of their financial debt obligations at a price of U.S.$ 160.6 million (55% of the face value).

Telecom Italia share buyback.

Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders’ Meeting of November 7, 2001, the Company in March 2002 began to buy-back treasury shares on the market according to the terms and in the manner established by existing laws and the above shareholders’ resolution. During the period between January 1 and May 7, 2003, 8,662,500 savings shares were acquired at an average price of €4.73 per share, corresponding to an investment of €41 million, plus 915,000 ordinary shares at an average price of €6.83 per share, corresponding to a €6 million investment. The above authorization expired on May 7, 2003 and at such date, 54,309,500 savings shares had been acquired at an average price of €5.24 per share, corresponding to an investment of €285 million, plus 6,195,500 ordinary shares at an average price of €8.00 per share, corresponding to a €50 million investment. As a result of the merger of Telecom Italia with and into Olivetti, the Telecom Italia Ordinary and Savings Shares treasury stock will be cancelled.

Telecom Italia Group Results for the First Quarter Ended March 31, 2003.

For a discussion of first quarter results for 2003 see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002”.

Overview of the Telecom Italia Group’s Major Business Areas

The following is a chart of Telecom Italia Group’s business units as of March 31, 2003:

(1)	Mobile South America.
(2)	Previously included in the International Operations Business Unit.

The table below sets forth certain key data for each Business Unit.

		Domestic Wireline (1)	Mobile	South America (1)(2)	Internet and Media		IT Market (3)	IT Group (3)		Sub Total	Other activities and eliminations (4)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2002 2001 2000 (pro forma)(5) 2000	17,022 17,168 17,419 17,419	10,867 10,250 9,418 9,418	1,409 1,534 312 2,100	1,991 1,957 263 263		912 1,198 1,135 1,135	1,215 1,198 1,332 1,332		33,416 33,305 29,879 31,667	(3,016 (2,487 (2,710 (2,756	) ) ) )	30,400 30,818 27,169 28,911

Gross operating profit(6)	2002 2001 2000 (pro forma)(5) 2000	7,965 7,750 7,403 7,403	5,039 4,760 4,447 4,447	450 527 172 1,073	593 444 (35 (35	) )	104 166 136 136	140 188 203 203		14,291 13,835 12,326 13,227	(327 (216 (109 (109	) ) ) )	13,964 13,619 12,217 13,118

Operating income	2002 2001 2000 (pro forma)(5) 2000	4,700 4,361 3,904 3,904	3,358 3,136 2,988 2,988	146 187 99 473	232 31 (73 (73	) )	61 123 105 105	(21 22 (15 (15	) ) )	8,476 7,860 7,008 7,382	(1,095 (1,186 (567 (577	) ) ) )	7,381 6,674 6,441 6,805

Capital expenditures	2002 2001 2000 (pro forma)(5) 2000	2,462 2,801 2,710 2,710	1,715 3,151 4,206 4,206	216 406 68 592	81 175 34 34		30 30 37 37	158 162 159 159		4,662 6,725 7,214 7,738	180 265 161 161		4,842 6,990 7,375 7,899

Number of employees at the year end	2002 2001 2000 (pro forma)(5) 2000	53,682 57,895 62,366 62,366	18,702 16,721 15,257 15,257	5,461 5,746 1,087 8,585	7,715 9,264 7,515 7,515		4,493 6,441 7,400 7,400	7,327 6,844 6,385 6,385		97,380 102,911 100,010 107,508	4,333 7,045 7,161 7,161		101,713 109,956 107,171 114,669

(1)	The data relating to 2001 and 2000 have been reclassified and presented consistent with the 2002 presentation.
(2)	The data refer to Entel Chile Group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(4)	The data presented include the operations of the Foreign Holdings Corporate Function and the Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(6)	See “Item 3. Key Information—Selected Financial and Statistical Information—Note 9”.

The following table sets forth, for the periods indicated, certain selected statistical data for the Italian fixed-line, mobile and internet businesses.

	Year ended December 31,
	2000	2001	2002
Subscription and Customers:
Subscriber fixed-lines at period-end (thousands)(1)	27,153	27,353	27,142
Subscriber fixed-line growth(%)	2.5	0.7	(0.8)
Subscriber fixed-lines per full-time equivalent employee at period-end(2)	409	448	496
ISDN equivalent lines at period-end (thousands)(3)	4,584	5,403	5,756
TIM lines at period-end (thousands)	21,601	23,946	25,302
TIM lines growth per annum(%)	16.6	10.9	5.7
Average revenue per mobile line per month(€)(4)	30.5	29.1	28.8
Cellular penetration at period-end (TIM lines per 100 inhabitants)(%)	37.5	41.6	43.9
Cellular market penetration at period-end (lines for the entire market per 100 inhabitants)(%)	73.3	89.0	95.0

Retail Traffic(5):
Average minutes of use per fixed-line subscriber during period(6)	4,722	4,739	4,292
Of which:
Local traffic during period (in average minutes)(7)	3,621	3,575	3,198
Long-distance traffic during period (domestic and international) (in average minutes)	1,101	1,163	1,094
Growth in international incoming and outgoing traffic in minutes(%)(8)	5.4	12.1	5.7
Total mobile outgoing traffic per month (millions of minutes)	1,569	1,795	1,960

Internet and Media:
Directories (units)	474	477	477
Of which SEAT Pagine Gialle	304	304	304
Of which Thomson (TDL Infomedia Ltd.)	170	173	173
Page Views Virgilio (millions)	2,218	3,945	5,267
Active Users (at year-end, thousands)	1,656	1,804	2,226

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	Ratio is based on employees of Telecom Italia only.
(3)	Data exclude internal lines.
(4)	Including Prepaid Customers’ revenues and excluding equipment sales and including non—TIM customer traffic.
(5)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(6)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(7)	Including district and internet dial-up traffic.
(8)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Strategy

General

Telecom Italia Group’s strategic priorities include:

•	consolidating its leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband services, with special reference to ADSL technology; in the mobile market, to increase traffic volumes and develop value added services in line with user expectations (MMS, community videotelephony), in part through the introduction of UMTS technology; and, in the Internet and Media sector, to continue the development of broadband services and portals;

•	expanding the Telecom Italia Group’s presence abroad in markets where it can capitalize on its marketing and technological know-how: in the mobile business, in Latin America and especially in Brazil and, in the wireline business, through the development of the pan-European broadband network;

•	continuing to manage the Telecom Italia Group according to rigorous criteria of efficiency, relying on synergies deriving from the organizational model based on so-called “professional families” and service centers, cost control systems, and the careful selection of investment projects, aimed primarily at fostering innovation and growth.

Industrial investments will be directed towards reinforcing the following strategy:

•	focus on innovation;

•	continuing leadership in the domestic market; and

•	development of value added services.

The industrial investments planned for the three years 2003-2005 will be between €14 billion and €16 billion, more or less in line with the forecast for the three years 2002-2004. The breakdown by sector of activity is shown in the table below.

Approximate % of Industrial Investments
Domestic Wireline	45%
Mobile	40%
Internet and Media	2%
Other	13%

Domestic Wireline

The Telecom Italia Group’s wireline strategy will be driven by defense of market share in voice traffic, strong emphasis on data/internet growth and broadband development, and focus on obtaining continuing efficiencies and levels of capital expenditures.

In particular, the Telecom Italia Group intends to:

•	maintain its domestic leadership in its core business (voice services, internet access, data transmission services for businesses, national and international wholesale services);

•	consolidate its operational capabilities with the objective of offering best in class service levels to its customers and leverage opportunities to retain its client base by enhancing customer loyalty (through billing, CRM and customer contact);

•	concentrate on developing value added services, both for corporate and residential customers, to sustain revenue and margin levels, building, in particular, on the increasing penetration of internet and broadband services, but also on innovation in voice services and terminals, equipped with new facilities, similar to mobile phone functions;

•	run efficient operations and continue its cost-cutting program (personnel, real estate, general and administrative, network); and

•	maintain competitive services and focus investment on enhancing network evolution and innovation (optical transport, IP services, etc.).

There can be no assurance that these objectives and targets will actually be achieved.

Mobile

TIM’s strategy is focused on maintaining its leadership in the wireless market, in particular:

•	defending its share of the voice and SMS market;

•	developing a new GPRS and UMTS Mobile Data generation;

•	developing GSM services in Brazil and acquire leadership in the GSM Latin American market; and

•	completing the start-up phase of some subsidiaries.

The main strategic tools for the achievement of such objectives are:

•	focus on the customer, to be achieved through caring, segmentation of the offer, focus on high spending clients and leadership on customer acquisition;

•	premium positioning, guaranteed by the development of a consistent on-net community, by providing a high quality of service, by the maintenance of a price premium and by avoiding handsets subsidies;

•	technological innovation and leadership, characteristics associated with the TIM brand, to be maintained through: GPRS/UMTS development, launching innovative value added services, maintenance of high standards of quality for the Network and IT services and the progressive migration from a TDMA network to a GSM network for some controlled companies;

•	excellence in human resources, through recruitment, development and retention of “key” human resources, analysis and selection of methods for increasing flexibility of resources and the management of internal innovation process; and

•	profitability and cash flow generation, through maintenance of high efficiency levels on its network, IT and back-office, investments and working capital control and a prudent capital allocation policy.

There can be no assurance that these objectives and targets will actually be achieved.

The Organizational Structure

The following diagram highlights the organizational structure of the Telecom Italia Group as of June 16, 2003.

(1)	Consortium company which carries out Internal Auditing activities in the Telecom Italia Group and Olivetti.
(2)	Beginning April 1, 2003, the company Telecom Italia Lab, which was the Research & Development function, was merged by incorporation into Telecom Italia S.p.A. At the same time, this function took the name of Telecom Italia Lab.
(3)	Latin America Operations coordinates the activities of the Telecom Italia Group in Latin America. Beginning February 2003, Latin America Operations report directly to the CEO Carlo Buora for wireline TLC and to the head of the Mobile Business Unit Mobile for Mobile TLC.
(4)	As of June 16, 2003, Domestic Wireline took the name Wireline. At the same time, Giuseppe Sala was appointed General Manager directly reporting to the Telecom Italia CEO and Head of Wireline Riccardo Ruggiero. Beginning July 1, 2003, Luca Luciani is appointed Assistant of the Chairman.
(5)	As of June 18, 2003 the new central function, International Affairs, was established which reports directly to the CEO Carlo Buora. On the same date the central Function Foreign Holdings merged into International Affairs and the International Steering Committee was disbanded. Head of International Affairs is Giampaolo Zambeletti.

Telecom Italia Group’s organizational structure includes:

•	Central Functions, which are responsible for the Telecom Italia Group’s operations;

•	Operational Activities, which are responsible for the synergies of Intra-Group activities and for the supply of common services; and

•	Business Units, which are responsible for business development and managing operations for the external markets.

BUSINESS UNITS

Domestic Wireline

The Domestic Wireline Business Unit accounted for gross operating revenues of €17,022 million in 2002, €17,168 million in 2001 and €17,419 million in 2000. The organizational structure of the Domestic Wireline Business Unit as of December 31, 2002 was as follows:

(1)	On December 31, 2002 “International Wholesale Services” was moved to Telecom Italia Sparkle.

As a result of the 2002 Reorganization, Saritel (a company specializing in Internet operations and value added services for fixed and mobile telecommunications such as Internet hosting, e-business solutions, on-line services and vocal recognition software) was moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. is now included as part of the Domestic Wireline Business Unit.

Domestic Wireline operates on a national level as the consolidated market leader in wireline telephone and data service and call centers, for consumers and other operators. On an international level, Domestic Wireline develops fiber optic networks for wholesale customers, mainly in Europe and Latin America.

Subscribers.    The table below sets forth, for the periods indicated, certain subscriber data of Domestic Wireline.

	As of December 31,
	1998	1999	2000	2001	2002
Subscriber fixed-lines at period-end (thousands)(1)	25,986	26,502	27,153	27,353	27,142
Subscriber fixed-line growth (%)(2)	1.1	2.0	2.5	0.7	(0.8)
Subscriber fixed-lines per full time equivalent employee at period-end(3)	332	354	409	448	496
ISDN equivalent lines at period-end (thousands)(4)	1,735	3,049	4,584	5,403	5,756

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	For each of the years ended December 31, the percentage growth figure represents growth per annum over the prior year’s end.
(3)	Ratios are based on employees of Telecom Italia.
(4)	Excluding internal lines.

At December 31, 2002, Domestic Wireline had approximately 27.1 million fixed subscriber lines, including approximately 18.9 million residential lines (including multiple lines for ISDN), approximately 8.0 million business lines (including multiple lines for ISDN), and approximately 230,000 public telephones lines (including ISDN equivalent lines). Italy has 48 subscriber lines per 100 inhabitants.

At December 31, 2002, Domestic Wireline had approximately 5.8 million ISDN equivalent lines. The number of subscribers is expected to continue increasing although marketing focus is on ADSL lines which provide greater speed on the Internet. This is evidenced by significant growth in broadband access: at December 31, 2002, Domestic Wireline had contracts for approximately 850,000 broadband points of access (390,000 at the end of 2001) with approximately 220,000 wholesale points of access (143,000 at the end of 2001) and 630,000 retail market points of access (247,000 at the end of 2001). The growth is attributable to the success of various tariff structures geared to the Mass Market, and to business customers. At the end of 2002 Domestic Wireline had contracts for 390,000 Mass Market and Soho broadband access and 240,000 business broadband access.

At December 31, 2002, 62% of the public telephones in service were equipped with phone card readers. The density of public telephones in Italy is among the highest in the world, with one public telephone per square kilometer and approximately 4.2 public telephones for every 1000 inhabitants. During 2002, ISDN technology was introduced to approximately 45% of public telephones in order to support the launch of innovative services (104,635 basic ISDN equivalent lines in public telephony architecture; unlike residential and business ISDN lines, each ISDN public telephone line is linked to only one phone).

Domestic Traffic

The table below sets forth, for the periods indicated, certain traffic data for Domestic Wireline.

	Year ended December 31,
	1998	1999	2000	2001	2002
Average minutes of use per fixed line subscriber during period(1)	4,259	4,298	4,722	4,739	4,292
of which:
Local traffic during period (in average minutes)(2)	2,628	2,767	3,621	3,575	3,198
Long distance traffic during period (domestic and international) (in average minutes)	1,631	1,531	1,101	1,163	1,094

(1)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to mobile networks); excludes traffic for special services.
(2)	Data for the years 1998 and 1999 include internet dial-up traffic and exclude district traffic which is accounted for in long distance traffic; data for the years 2000, 2001 and 2002 include district and internet dial-up traffic.

Domestic Fees and Tariffs.    Since November 1, 1999, the Telecom Italia Group’s traffic tariffs have been based on a per second billing system with an initial fixed charge (the “call set up”). The tariff per call set up varies depending on the kind of call: €0.0619 for local calls, €0.0787 for long distance calls (including calls to mobile) and €0.3098 for international calls. The tariff per second varies according to the kind of call, the time of day, the day of the week and, for long distance calls only, the distance. Since December 1997, the Telecom Italia Group has introduced tariff packages for residential and business customers which provide for discounts on national and international traffic tariffs and additional rental charges.

Traffic packages mainly consist of Teleconomy offers for Mass Market and Small office/home office (Soho) customers. Further customized offers are provided to business customers.

Teleconomy was launched as a brand in June 2000. The Teleconomy offers include tariff packages with targeted discounts and customized programs for residential and business customers. Teleconomy offers were revised in 2002 to further support retention efforts and to win back customers.

Penetration of Teleconomy offers and ADSL lines are key strategic priorities for Domestic Wireline.

New Teleconomy offers, which Domestic Wireline introduced in 2002, include:

•	for Mass Market customers: Teleconomy Forfait (no payment for national calls, excluded calls to mobile, for an additional fee) and Teleconomy Zero (fixed price for any national calls, excluded calls to mobile, for an additional fee); and

•	for Business customers: new offers as Teleconomy Professional (which provides a volume of no payment traffic minutes for an additional fee) and Teleconomy Zero Business (similar to Teleconomy Zero).

For Business customers Domestic Wireline has introduced specific offers for companies with high volumes of traffic, allowing companies to choose among a variety of price plans. In addition, Domestic Wireline has launched in two steps “Ricomincio date”, a standard offer for residential (February 2002) and business customers (second half 2002) which provide an amount of free national traffic minutes with no additional fees.

Domestic Tariff Rebalancing.    The Telecom Italia Group commenced rebalancing its tariffs in 1991 and made various adjustments until 1997. Since December 1998, the National Regulatory Authority has been responsible for tariff regulation. On July 28, 1999, the National Regulatory Authority introduced a price cap mechanism designed to promote productivity and efficiency for the Telecom Italia Group, as the incumbent operator in markets with a low level of competition. The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic charges, long distance and international tariffs.

The table below sets forth, for the periods indicated, initial connection fees, bimonthly subscription fees and the average cost of a three-minute local call and a three-minute peak rate call for the four different domestic long distance regions (exclusive of value-added tax) and the percentage change since 1998.

	Year ended December 31,					Percentage change since
	1998(1)	1999(1)	2000(1)	2001(1)	2002	1998(2)
			(€)			(%)
Connection fee	103.29	103.29	103.29	103.29	100.00	-3.2
Bimonthly subscription fee:(3)
Residential subscribers	16.84	18.59	19.32	21.38	24.28	44.2
Business subscribers	26.24	27.27	27.27	29.23	30.40	15.9
Basic ISDN connection fee	103.29	103.29	103.29	103.29	100.00	-3.2
Basic ISDN bimonthly subscription fee:
Residential subscribers	33.05	33.05	33.05	33.05	33.05	0.0
Business subscribers	51.65	51.65	51.65	51.65	54.74	6.0
Three minute local call:
Standard	0.0930	0.0992	0.0992	0.0992	0.0992	6.7
Higher(4)	0.0930	0.0992	0.0992	0.0992	0.0992	6.7
Three minute call in the same District at higher rate(5)(6)	—	0.1312	0.1312	0.0992	0.0992	—
Three minute domestic long distance call at higher rate(7)(8):
Region 1	0.2231	0.2231	0.2231	0.2205	0.2205	-1.2
Region 2	0.3610	0.3610	0.3610	0.3522	0.3522	-2.4
Region 3	0.5903	0.4772	0.4065	0.3522	0.3522	-40.3
Region 4	0.5903	0.4772	0.4065	0.3522	0.3522	-40.3

(1)	The fees and costs for 1998, 1999, 2000 and 2001 were in Lire. The lire amounts have been converted to euros at the irrevocably fixed exchange rate of Lit. 1,936.27 = €1.
(2)	Data are not adjusted for inflation.
(3)	In February 2001, the residential and business subscription fees increased to € 20.45 and € 27.89, respectively.
(4)	For the year 1999, the introduction of “per second billing” resulted in an increase in the cost of a three minute call, while leaving unchanged the overall spending of the customers.
(5)	Long distance calls within the same area code. This tariff was introduced in November 1999.
(6)	In February 2001, district rates for three minute calls decreased by 24.4%.
(7)	In February 2001, the week-end flat tariff (€ 0.1431 for three minutes call) was introduced.
(8)	Since July 2001, Region 3 charge (applied to calls over 30 Km) was combined with the former Region 2 charge (applied to calls between 15 and 30 km), with the result that current Region 2 tariffs apply to all long distance calls over 15 km.

International Traffic

The table below sets forth, for the periods indicated, information with respect to incoming and outgoing traffic, including direct dial and operator assisted calls and mobile traffic.

	Year ended December 31,
	1998	1999	2000	2001	2002
Total outgoing traffic (millions of minutes)	2,339	2,390	2,706	3,015	3,405
Growth in outgoing traffic (%)(1)	5.89	2.18	13.2	11.4	13.0
Total incoming traffic (millions of minutes)	2,950	3,419	3,415	3,845	3,842
Growth in incoming traffic (%)(1)	12.64	15.90	-0.1	12.6	-0.1

(1)	For each of the years ended December 31, the percentage growth figures represent growth per annum over the prior year’s end.

Growth in the volume of international traffic from 1998 to 2002 has resulted mainly from macroeconomic factors such as growth in foreign demand and import/export activities, immigrants and new subscribers. The decline in gross operating revenues from 2001 to 2002 has resulted mainly from the impact of continuing tariff reductions and increasing competition. International traffic is mostly concentrated in communications with Germany, France, Romania, United Kingdom, Switzerland, United States, Spain and Albania, which together accounted for approximately 52% of toll minutes of outgoing international traffic in 2002.

Incoming international traffic is divided into two general categories: traffic incoming on the fixed network and traffic incoming, or deemed to be incoming, on the mobile network. With respect to the mobile network, the distinction between “incoming” or “deemed to be incoming” is that incoming traffic is the one generated abroad and directed to the mobile network in Italy, while traffic which is deemed to be incoming is traffic generated in Italy through the use of international calling cards. Because of the use of international calling cards, by the use of ITFN, such traffic is deemed to be incoming from an international network although the call may be generated in Italy.

In 2002, the traffic directed to the fixed network increased by 11%, growth that was offset by a decrease in the traffic directed to the mobile network. The traffic directed to the mobile network decreased because the component of the traffic “deemed to be incoming” registered a 61% decline due to the introduction of a surcharge for calls directed to the mobile network with a consequent increase in the price of the international calling cards.

International Tariffs.    International calls utilize the same per second billing as domestic calls, with the price per minute depending upon the country called and, beginning July 2002, for certain countries also on the type of connection (the price will vary depending on whether the destination number called is fixed or mobile). See “—Domestic Traffic—Domestic Fees and Tariffs”.

The table below sets forth, for the periods indicated, the average cost of a three-minute international call to a fixed line at standard rates (exclusive of value-added tax) for selected countries for outgoing traffic with destination to fixed line and the percentage change since 1998.

	As of December 31,					Percentage change since
	1998(1)	1999(1)(2)	2000(1)	2001(1)	2002(3)	1998(4)
			(€)			(%)
Germany, France	1.43	1.03	0.88	0.88	0.71	-50.3
United Kingdom	1.15	1.03	0.88	0.88	0.71	-38.3
Spain	1.43	1.03	0.88	0.88	0.71	-50.3
Russia	2.09	2.09	1.65	1.65	1.50	-28.2
Canada and United States	1.42	1.03	0.88	0.88	0.71	-50.0
Australia	3.29	2.64	2.43	2.43	2.38	-27.7
Japan	3.29	2.64	2.43	2.43	2.38	-27.7
Brazil	4.29	3.29	3.05	3.05	2.74	-36.1
Chile	5.45	5.45	4.91	4.91	2.74	-49.7

(1)	All amounts for 1998, 1999, 2000 and 2001 were converted to Euro at the fixed exchange rate of Lit. 1,936.27 = €1.
(2)	Rates became effective on November 1, 1999.
(3)	Since July 2002, price per minute of traffic into some countries is differentiated on the basis of the termination of the call (fixed network or mobile network).
(4)	Data are not adjusted for inflation.

International Tariff Rebalancing.    During the last three years there has been a meaningful reduction in the total cost for international traffic with overall international traffic tariffs falling by an average of 23%. In particular, the reduction in the international traffic tariffs to Western Europe, the USA and Canada was an average of 25% (approximately 70% of the international traffic is represented by the volume with these countries).

International Settlement Arrangements.    The Telecom Italia Group derives revenues from foreign telecommunications operators for incoming calls which use the Telecom Italia Group’s network. The Telecom Italia Group has bilateral settlement arrangements with other international telecommunications operators under the general auspices of the ITU. Because incoming and outgoing international traffic are relatively equal, the

Telecom Italia Group’s net payments on international accounting rates are negligible. This has the effect of limiting the Telecom Italia Group’s exposure to changes in currency exchange rates. The exposure to changes in currency exchange rates has also been reduced due to the adoption of the euro.

Leased Lines

At the end of 2002 gross operating revenues from leased lines, from retail and wholesale customers, including international leased lines, was €1,400 million (approximately equal to the level of gross operating revenues in 2001). With revenues from international services of approximately €75 million relatively stable, there has otherwise been a significant change in the revenue mix, with revenues from business customers falling, and revenues from other local operators growing significantly.

Leased lines services consist of offering to a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission. During 2002 leased lines continued growing in connections between the Telecom Italia Group’s network and other telecommunication operators network, resulting in an increase in revenues from approximately €800 million in 2001 to approximately €870 million in 2002.

Revenues from business customers continued to decline in 2002 as business customers migrated towards broadband connections. As of December 31, 2002, there were approximately 320,000 (in points of entry of data network) lines leased to business customers (approximately 342,000 in 2001) and approximately 132,000 digital leased lines (152,000 in 2001).

During 2002 migration from low speed lines to high speed lines continued as customers favor the convenience of this kind of connection. Retail revenues for leased lines decreased from approximately €500 million in 2001 to approximately €440 million in 2002.

Interconnection with Other Operators

On February 6, 2003, the National Regulatory Authority approved, subject to certain technical and economic amendments, the 2002 Reference Offer (RO) originally submitted by the Telecom Italia Group in April 2002. The Telecom Italia Group’s Reference Offer includes the conditions for FRIACO (Flat-Rate Internet Access Call Origination) service, partial circuits provisions, shared access and sub-loop unbundling, thus enabling a competitive development of internet access and broadband services.

The offer presents, in comparison with the 2001 RO, a simplification of the interconnection planning process, includes a significant improvement of SLAs (Service Level Agreement) as well as further overall price reductions. Moreover, new elements are included such as double local exchange, transit at the level of local exchange, partial circuit offer, including new data speed and distances (more than 5 km).

Economic conditions have been defined according to the principle of non discrimination, transparency, objectivity and cost orientation. The RO will be retroactively applied to January 1, 2002. Pursuant to the recent decision of the National Regulatory Authority issued in March 2003 to adopt a network cap system, starting with the 2003 RO the market will have greater visibility over the arrangements relating to interconnection services, allowing operators to rely on stable economic values in preparing their own business plans.

The Telecom Italia Group offers a comprehensive range of network access services which allow other telecommunications companies access to its fixed-telephony network, including:

•	FRIACO: the Telecom Italia Group has been offering this service since 2001 but the 2002 RO provides for a 13% price reduction for local exchange, a 6.2% decrease at the metropolitan level and a 6.5% reduction for interconnection at the transit level.

•	Partial circuits: represent partial circuits from customer premises to the Other Licensed Operators’ Point Of Presence (“POP”), as a segment of an end-to-end leased line. The National Regulatory Authority determined that economic conditions are to be set according to the price ceiling methodology that was established by the European Commission Recommendation C(1999) 3863 of November 24, 1999, and introduced the price ceiling into national legislation with Order 10/00/CIR. For speeds and distances of partial circuit different from those included in the Recommendation, the prices are based, according to national as well as European accounting requirements, on Telecom Italia’s own costs, evaluated according to the fully allocated current costs model.

•	Billing and bad debt service: the Telecom Italia Group also offers billing to Other Licensed Operators (“OLOs”) who decide not to bill the customers (i.e. customers that are connected to the network through indirect access service) accessing their non geographic services. The Telecom Italia Group, as required by the National Regulatory Agency, fixed the level of charge for the billing service at 2.9% calculated on the total revenues of each OLOs non geographic service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the other Licensed Operators.

The 2002 RO includes a detailed and complete Local Loop Unbundling (“LLU”) offer (physical LLU, sub loop unbundling and shared access) and the Telecom Italia Group has satisfied all National Regulatory Authority requests. To date, the Telecom Italia Group has equipped more than 90% of the sites requested by OLOs.

Economic conditions for LLU are lower than the one proposed in the 2001 RO (monthly rental of copper pair for POTS/ISDN decreased by 5.9%, for ADSL decreased by 11.5%, shared access decreased by 61.8% and sub loop unbundling decreased by 9.3%). With regard to implementation, on December 31, 2002 Italy had 131,000 fully unbundled lines compared with approximately 3,000 at the end of 2001.

Finally, law 59/02 of April 8, 2002 requires that Internet Service Providers have access to the RO of the notified operators with reference to internet traffic origination (both for metered and unmetered interconnection) and termination on 70x codes (dedicated in Italy to Internet access) and Partial Circuits. On June 26, 2002 the National Regulatory Authority issued an Order to define the criteria for ISPs to gain access to the RO economic conditions that the Telecom Italia Group has implemented on the 2003 RO issued on April 11, 2003.

Data Services

Data services consist primarily of data transmission and network services for business customers and residential customers. Revenues from data services are included primarily in fixed subscription and connection fees.

Domestic Wireline provides a broad range of data transmission and web application services supported by a wide spectrum of technological platforms ranging from traditional to advanced platforms based on broadband access (SDH and xDSL).

Domestic Wireline’s strategy consists of large penetration of the Mass Market and SOHO segments with ADSL connections, supported by “Alice” and “Smart”. Domestic Wireline focuses on switching from traditional to innovative technologies to enlarge IP services and the applications market. This strategy has had a significant success with 850,000 broadband points of access sold to the retail and the wholesale market (390,000 at the end of 2001); of which 630,000 access have been sold to retail customers.

During 2002 Domestic Wireline introduced several innovative offers for the data transmission networks and Internet access, including:

•	new solutions with fiber optic technologies for SMEs, mainly for IP services;

•	revised solutions for security and for full outsourcing services for SMEs;

•	new web services offers for secured storage for Internet Data Center; and

•	customized solutions for e-learning applications.

Revenues from Data Services amounted to €916 million in 2002 and increased by 14.2% over 2001 (€802 million in 2001). Revenues from Data equipment were substantially in line with 2001 figures (approximately €220 million in 2002). Growth in services revenues has been driven mainly by innovative data services increasing by more than 50% (€387 million in 2002; €253 million in 2001); web services continued to increase strongly (30%) and amounted to €130 million in 2002.

Revenues from traditional Data Services decreased from €450 million in 2001 to €400 million in 2002 due to customer migration to broadband services.

Fixed Network

Since 1988, the Telecom Italia Group has installed high levels of fiberoptics, intelligent nodes, digital switching, satellite connections and high speed data transmission technology. The technologically advanced nature of its fixed network permits the Telecom Italia Group to offer a variety of advanced services such as toll free numbers, call waiting and call forwarding, VPNs, premium charges and charge splitting.

Domestic Network

Fixed Network.    The Telecom Italia Group’s domestic fixed network includes 66 transit switches and 628 main local switches. The long distance fixed network includes 3.7 million circuits, while the distribution fixed network includes 104 million kilometers of pairs over copper cable.

In 2002, the Telecom Italia Group set up interconnections with the networks of 5 additional operators, making a total of 65 operators at December 31, 2002. In the same period 19 operators have disconnected.

During the year 2002, the following contracts were also signed or renewed:

•	7 new interconnection agreements (adding to the 77 interconnection agreements previously agreed);

•	8 additional “reverse” agreements, terminating calls on the network of another operator, for a total of 64, since 1998;

•	6 agreements to supply high-speed access services using ADSL technology for a total of 29 since 2000;

•	11 carrier preselection contracts, 1 district carrier selection agreements, 7 number portability agreements;

•	7 contracts for the local loop unbundling service on the local network; and

•	18 contracts to supply Digital Data Circuits for a total of 83 from 1998.

Digitalization and ISDN.    At December 31, 2002, 100% of the Telecom Italia Group’s domestic telecommunications lines were connected to digital telecommunications exchanges. The digitalization of the long distance fixed network was completed in 1994 and the level of digitalization of the local fixed network has been 100% since 2000. Since the end of 1999, ISDN services have been accessible to substantially all of Italy. The Telecom Italia Group has one of the largest ISDN networks in Europe. ISDN allows subscribers to use their existing access lines for a number of purposes, including high speed data transmission, video-conferencing, high speed fax and faster Internet access. The Telecom Italia Group expects to continue to make investments in its fixed network to permit the expansion of ISDN and IN services.

SDH and ATM.    The Telecom Italia Group introduced SDH advanced transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for its local fixed network during 1997. These transmission systems are operating on fiberoptics from 155 Mbit/s up to 2.5 Gbit/s. Moreover, in 2002 we started using transmission systems with speed up to 10 Gbit/s. Work on the development of the Arianna network which, by use of the latest generation of SDH technologies and the new optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for a new transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2002. The network will be used to transport flows with a high requirement for quality and availability, both in terms of incremental requirements and migration away from the current transit network. Arianna is based on a structure with SDH rings; since 2000, in order to reduce the number of fibers, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. The network will be operated by the same system that is currently used for regional networks. The DWDM systems provide the natural link between current transport networks and the future optical OTN (Optical Transport Networks), multiplexing and exchange entirely within the optical domain, without any need for optical-electric conversion. In November 2002 Domestic Wireline introduced a new generation Optical Digital Cross Connect on Domestic Wireline transmission backbone in order to progress with the transition towards a new generation meshed ASTN (Automatically Switched Transport Network) optical backbone which will start during 2003. By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network. First applications of Metro DWDM systems were developed in Rome and Milan metropolitan areas.

The evolution of the transport network towards the optical network will make it possible to increase the operational capacity of all types of traffic, from phone calls to Internet traffic.

ATM switching technology, introduced in 1996, allows the transfer of information combining data, video and other services over public and private networks both domestically and internationally. Telecom Italia ATM

(Atmosfera) and Frame Relay (Business Frame) networks are overall networks that work together as a multiservice network, using SDH transmission systems as physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL network, used for the provisioning of xDSL services (ADSL, HDSL and SDSL). The ATM/Frame Relay networks allows for access to IP and MPLS customers with access rate ranking from 64 kbit/s to 155 Mbit/s.

Network Quality and Productivity.    Telecom Italia Group’s investment in its domestic service network has enabled it to continue to reduce the average time required for the installation of new lines. The effectiveness rate of the fixed network is defined as the ratio of successful calls to the total number of call attempts, not including failures caused by the calling party’s behavior, in a specified time period. A successful call is a call attempt to a valid number, properly dialed, where the called party’s busy tone, ringing tone, or answer signal is recognized on the access line of the calling user.

To reduce costs and improve efficiency, the Telecom Italia Group undertook in 2001 and continued in 2002 an extensive program to reengineer its network operation and maintenance organization, which will permit a more effective use of human resources.

Beginning in 1999 operating systems were, in turn, developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing objectives of total quality. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided. In systems that operate the flexible network for data transmission, features were activated which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in services and augment the availability of the connections themselves. Moreover, operating systems have been equipped with new features for marketing new services.

Broadband Network/ADSL.    The Telecom Italia Group’s broadband network is capable of supporting advanced telecommunications services and multimedia applications and, to this end, the Telecom Italia Group has installed significant levels of fiber optic cables in its fixed network. In 1998, the Telecom Italia Group began introducing ADSL systems over copper pairs to deliver interactive services (e.g., fast-Internet). ADSL allows the Telecom Italia Group to fulfill in the short-term, market driven needs to provide services like fast-Internet, multimedia, video conferencing and teleworking either for business or residential customers. Furthermore, ADSL together with other existing infrastructure and satellite services allows the Telecom Italia Group to focus the commercialization of its broadband network services on a market basis and to tailor investments to the growth of the market. With reference to access services using ADSL technology, in 1999, the technical and commercial trials with fast Internet access for residential and Soho customers, begun in Rome and Milan at the end of 1998, were concluded. In 2002, commercial services with access to ADSL technology for business customers and Internet Service Providers had been extended to 1,300 cities (approximately 700 at the end of 2001). The commercial services for business customers include the use of ADSL technology in urban areas to supply access to IP and ATM services of the Telecom Italia Group’s data networks. The services for ISPs supply ATM access based on ADSL technology to the public, leaving the commercial interface with the final customer to the Service Provider. At the end of 2002, the “local exchange areas” covered by ADSL technology numbered 2,120; in 2003, 3,000 local exchange areas are expected to be served.

Fiberoptic Cables.    At December 31, 2002, the Telecom Italia Group had installed approximately 3.6 million kilometers of optical fiber for access and transfers, of which approximately 0.99 million kilometers were installed on long distance fixed-lines. Fiberoptic cables significantly increase the capacity of the network and permit the Telecom Italia Group to provide new advanced services based on the simultaneous transmission of several kinds of signals, such as voice, data and video. To enable the offer of such services, the Telecom Italia Group is planning to introduce fiberoptics in its local access network.

In 2002, a project which started in the second half of 2000, consisting of the creation of an optical fiber ring between Milan and Palermo (T-Bone), was completed with the installation of about 6,000 kilometers of cable with 96 optical fibers on two backbones and the laying of two submarine links under the Strait of Messina.

Flexible Data Network.    The Telecom Italia Group also operates a flexible network equipped with a centralized system that makes it possible to establish dedicated data links from a work station. At December 31, 2002, 600,000 “direct digital line” access points and 166,500 “direct analog line” access points had been installed.

International Network

Since 1997, the Telecom Italia Group has rationalized its international fixed network and enhanced international transmission capacity.

The Telecom Italia Group owns capacity in a number of international cable links and its international network includes fiber optic cables to several countries. During 2002 major implementations in this traditional area were related to the upgrade of Catania (Italy) – Malta submarine cable, for supporting international voice traffic and IP connectivity, and to the completion of the Palma (Spain) – Algiers submarine link, for improving its capabilities to deliver traffic to Algeria.

On December 31, 2002, there were 9 exchanges utilized for voice services and digitalization of the international network exceeded 98%. In the aggregate, the Telecom Italia Group owns capacity on more than 360,000 kilometers of submarine cables.

In addition, the Telecom Italia Group has developed a new strategy building a number of proprietary networks in Europe, Latin America and in the Mediterranean area. These multiservice backbones are optical fiber rings with ring-topology protection that use the DWDM (Dense Wavelength Division Multiplexing) technology for transmission, while, for access and delivery, the POPs (Point of Presence) use multiservice platforms (voice, data and IP). These platforms complete the switching functions for voice and routing for data with packet/cell switching IP/ATM technology.

In 2002, three completely integrated multiservice backbones have been operating and supporting Telecom Italia’s international services. In particular, the main activities included:

•	Pan European Backbone. Fully activated cross-border services are available for wholesale customers: Managed Bandwidth, IP Connectivity, International Private Leased Circuit, Global Voice Services, .GRX (GPRS Roaming eXchange for Mobile Operator). The European fiber optic network (Pan European Backbone)—2 fiber pairs, 400 Gbit/s each—is laid in the main industrialized European countries: Italy, France, U.K., Netherlands, Belgium, Germany, Switzerland and Austria with a total length of 9,100 km. (an extension of the Pan European Backbone to Madrid and Barcelona in Spain is planned for the second quarter of 2003).

•	Mediterranean Nautilus. Mediterranean Nautilus Ltd., a company controlled by Telecom Italia, has built a new submarine optical ring, in a high-availability network configuration, with a total length of 7,000 km—6 fiber pairs, 64 lambda (10 Gbit/s each) per fiber pair. Such system will link the main markets of the Central-Eastern Mediterranean area: Italy, Greece, Turkey and Israel. Presently, the optical ring that links Catania, Athens, Chania-Crete, Haifa and Tel Aviv has been completed.

•	LAN (Latin American Nautilus). The final network configuration of Latin America Nautilus has been activated. The Latin American Nautilus is a new high capacity backbone, previously utilized in Latin America and now integrated with the transatlantic and European networks. The backbone is an optical fiber ring network both on earth and under sea, 30,000 km long, including the Miami-New York City link. The ring, having optical automatic traffic protection and a bandwidth up to 320 Gbits, links the most important cities of South America to Central and North America.

Furthermore, Telecom Italia of North America (TINA), a wholly owned subsidiary of Telecom Italia, has implemented two POPs in Newark (NJ) and Miami to offer Voice and IP/Data services. In order to improve the capabilities between such POPs, the Pan European Backbone and Latin American Nautilus, Telecom Italia together with TINA signed contracts to purchase capacity on the Flag Atlantic-1 transatlantic cable and TINA on the Middle Atlantic Crossing submarine cable.

Mobile

The Mobile Business Unit accounted for gross operating revenues of €10,867 million in 2002, €10,250 million in 2001 and €9,418 million in 2000.

The Mobile Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international operations are concentrated in Latin America and in the Mediterranean Basin.

As of December 31, 2002, the business unit was organized as follows:

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for wireline telecommunication and to Marco De Benedetti, the CEO of the Mobile Business Unit, for mobile telecommunication.

Among the large mobile telecommunications operators in Europe at the end of 2002 TIM has the largest number of lines in its domestic market (source: Mobile Communication magazine) and has been the fastest growing area of the Telecom Italia Group’s business for the past several years. Line growth was 17% in 2000, 11% in 2001 and 6% in 2002. Gross operating revenues from TIM totaled €7,929 million, €8,357 million and €9,022 million (€8,915 million net of Blu merger effect) in 2000, 2001 and 2002, respectively.

Holdings of International Operations

As a result of a corporate reorganization completed at the end of 2000, TIM acquired 100% of STET Mobile Holding (“SMH”), the international holding company of the Telecom Italia Group holding substantially all of the Telecom Italia Group’s wireless investments outside of Italy. On December 28, 2001, SMH merged with TIM International, the holder of stakes in Digitel and Is TIM. TIM International is managed by TIM and the international results have been fully consolidated with TIM’s results since January 1, 2001. In January 2001, TIM Brasil, a wholly owned subsidiary of TIM International, was formed to act as a sub holding company for the subsidiaries which acquired PCS licenses in Brazil (TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte). In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. TIM Brasil currently owns 100% of Bitel’s share capital. In December 2002 within the framework of the corporate reorganization process, TIM Sao Paulo was merged with TIM Celular Centro Sul and TIM Rio Norte and, in January 2003, changed its name to TIM Celular.

Corporacion Digitel and Maxitel, whose controlling stake was acquired at the end of 2000 have been fully consolidated with TIM’s results since January 1, 2001.

At December 31, 2002, the overall number of TIM lines calculated on a proportionate basis, in Italy and internationally was approximately 31.5 million. There are approximately an additional 2.2 million equity mobile lines calculated on a proportionate basis that are part of the Telecom Italia Group.

The following tables list the countries in which TIM (through TIM International) currently has operations, the ownership interest in each operator and the number of lines for each operator. Beginning in May 2002, all the Latin America companies owned by TIM International are coordinated by Latin America Operations. The mobile operations in Austria, France and Spain were sold during 2002.

Controlled Operations

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2002
				(millions)
Europe
Greece	STET Hellas	81.40	(1)	2.5
Latin America(2)
Brazil	Maxitel Tele Nordeste Celular(*) Tele Celular Sul(*) TIM Celular (formerly TIM Sao Paulo)	100.00 21.18 20.68 100.00	(3)	1.4 1.9 1.7 0.3	(4)
Perú	TIM Perú	100.00		0.4	(5)
Venezuela	Digitel	66.56	(6)	0.9

(*)	Represents total of shares held; these entities are consolidated as the Group owns over 50% of the voting common stock.

Affiliated Companies

Country	Operator	Percentage interest of TIM International	Total Wireless lines per operator at December 31, 2002
			(millions)
Europe
Czech Republic	Radiomobil	4.35	3.5
Turkey	Is TIM	49.00	1.2	(7)

(1)	In August 2002, TIM International acquired a 17.45% stake in STET Hellas from Verizon. As a consequence of this acquisition the stake owned by TIM International in STET Hellas increased from 63.95% to 81.40%.
(2)	Pursuant to the 2002 Reorganization the activities of the Latin American companies are now coordinated by Latin America Operations.
(3)	In February 2002, TIM Brasil acquired 10% of ordinary shares of Maxitel, corresponding to 3.33% of the total capital.
(4)	Operations started October 18, 2002.
(5)	Operations started January 25, 2001.
(6)	In December 2002, TIM International increased its interest in Digitel, through a share capital acquisition, by 10%.
(7)	Operations started March 21, 2001.

Services—Italy.    TIM offers both digital and analog mobile services. The GSM digital service, which commenced operations in April 1995, uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain other countries. As of June 11, 2003, roaming agreements have been reached with 319 operators in over 180 countries, allowing customers to make and receive calls abroad. See “—Mobile Tariffs” below. The analog service is based on the TACS 900 standard and began operation in 1990. See “—Cellular Network”.

The table below sets forth, for the periods indicated, geographic and population coverage data for TIM’s TACS and GSM services.

	Year ended December 31,
	1999	2000	2001	2002
	(%)
TIM Italian geographic coverage
TACS	83	83	83	83
GSM	89	92	94	94
TIM Italian population coverage
TACS	98	98	98	98
GSM	99	100	100	100

Customers and Lines.    The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 95 lines per 100 inhabitants and growth rates have been substantially higher than the European average. This compares to a penetration rate of 73 and 89 lines per 100 inhabitants at the end of 2000 and 2001, respectively. The increase is due to innovative services and an increase in customers with multiple lines and operators. TIM’s customer base consists of TACS subscribers, customers holding TACS prepaid services, (“TACS Prepaid Customers”), GSM subscribers and customers holding GSM TIM Cards (“GSM Prepaid Customers”, and together with TACS Prepaid Customers, “Prepaid Customers”). In 2002, TIM added 48.5% of the net additional GSM lines, with 2.1 million net additions compared to 1.6 million for Vodafone Omnitel and the remaining 0.6 million attributable to Wind. At December 31, 2002, the number of lines for TIM’s TACS and GSM mobile service was approximately 25.3 million (of which 24.3 million were GSM lines, consisting of 2.7 million GSM subscribers and 21.6 million GSM Prepaid Customers). As of March 31, 2003, TIM’s customer base had increased to 25.7 million lines.

The table below sets forth, for the periods indicated, selected customer data for TIM’s domestic business.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(number of customers in thousands)
Lines at period end(1)	14,299	18,527	21,601	23,946	25,302
TACS subscribers	1,563	832	495	304	180
TACS prepaid lines	2,001	2,344	1,950	1,430	815
GSM subscribers(2)	2,453	2,442	2,485	2,538	2,685
GSM TIM Prepaid Lines	8,282	12,909	16,671	19,674	21,622

	(in %)
Customer growth	54.1	29.6	16.6	10.9	5.7
Churn(3)	16.8	12.7	15.7	15.6	18.0
TIM penetration(4)	25.1	32.5	37.5	41.6	43.9
Cellular market penetration(5)	35.9	53.1	73.3	89.0	95.0

	(€)(6)
Average revenue per line per month(7)	40.0	34.9	30.5	29.1	28.8

(1)	Includes lines of TACS and GSM services, including Prepaid Customers.
(2)	Commenced GSM services in April 1995.
(3)	In 1998 net of internal migration between TACS and GSM networks; since 1999 data refers to total lines. The churn rate for any given period represents the number of TIM customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number of customers during that period.
(4)	TIM customers per 100 inhabitants.
(5)	Customers per 100 inhabitants for the entire market.
(6)	The data for the years ended December 31, 1998, 1999 and 2000 was in lire and was translated into euros at the irrevocably-fixed rate of exchange of Lit. 1,936.27 = €1.
(7)	Including Prepaid Card revenues and excluding equipment sales and, since 1999, including non—TIM customer traffic revenues.

The significant growth in TIM’s mobile lines since October 1996 has resulted almost entirely from the marketing success of the GSM TIM Card, a prepaid card which permits the customer to make outgoing calls up to the limit on the card for the 12 months following issuance of the card or the last recharge of the card and receive an unlimited number of calls for the 13 months following issuance of the card or the last recharge of the card. If a GSM TIM Card is not recharged within this 12-month period, the customer will not be able to make outgoing calls but for one additional month such customer will be able to receive incoming calls. The GSM TIM Card can be recharged at any time to permit additional outgoing calls. The GSM TIM Card offers several advantages, including elimination of bad debt charges and lower administration costs, as no statements are sent to customers. The TACS prepaid service, which was introduced in December 1997, functions the same way as the GSM TIM Card and has successfully reduced the decline in usage of the TACS network. Approximately 89% of TIM’s lines at December 31, 2002 are prepaid.

UMTS License.    The Italian government awarded five UMTS licenses in Italy in November 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide third-generation mobile services. TIM has committed to pay €2,417 million for its license, with approximately €117 million, €117 million and €2,066 million having been paid in November 2002, November 2001 and December 2000, respectively. The remaining €117 million will be paid in 2003. The licenses are valid for 20 years starting January 1, 2002. In 2001, TIM began an experimental UMTS service in its service center in Padoa, and a gradual roll-out of the UMTS network has begun. Transition toward third generation services will be gradual with a broad launch of the service expected in 2004.

Traffic.    The table below sets forth, for the periods indicated, selected traffic data for TIM’s business.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(millions of minutes)
Total outgoing traffic per month	839	1,219	1,569	1,795	1,960
Total incoming and outgoing traffic per month	1,473(1)	1,989(2)	2,479(3)	2,815(4)	3,036(5)

	(% of total)
Of which:
TACS(6)	33.3	19.5	10.3	5.4	3.0
GSM(6)	66.7	80.5	89.7	94.6	97.0

(1)	Includes domestic mobile incoming and outgoing traffic (96.2% of total mobile traffic in 1998 compared to 96.9% in 1997), international traffic (2.3% in 1998 compared to 2.1% in 1997) and roaming traffic (1.5% in 1998 compared to 1.0% in 1997). These data include fixed outgoing traffic to the mobile network.
(2)	Includes domestic mobile incoming and outgoing traffic (93.9% of total mobile traffic in 1999 compared to 96.2% in 1998), international traffic (3.2% in 1999 compared to 2.3% in 1998) and roaming traffic (2.9% in 1999 compared to 1.5% in 1998). These data include fixed outgoing traffic to the mobile network.
(3)	Includes domestic mobile incoming and outgoing traffic (90.4% of total mobile traffic in 2000 compared to 93.9% in 1999), international traffic (2.9% in 2000 compared to 3.2% in 1999) and roaming traffic (6.7% in 2000 compared to 2.9% in 1999). These data include fixed outgoing traffic to the mobile network.
(4)	Includes domestic mobile incoming and outgoing traffic (92.8% of total mobile traffic in 2001 compared to 90.4% in 2000), international traffic (2.7% in 2001 compared to 2.9% in 2000) and roaming traffic (4.5% in 2001 compared to 6.7% in 2000). These data include fixed outgoing traffic to the mobile network.
(5)	Includes domestic mobile incoming and outgoing traffic (94.5% of total mobile traffic in 2002 compared to 92.8% in 2001), international traffic (2.3% in 2002, compared to 2.7% in 2001) and roaming traffic (3.2% in 2002 compared to 4.5% in 2001). These data include fixed outgoing traffic to the mobile network.
(6)	Includes traffic from Prepaid Customers.

Mobile Tariffs.    TIM’s mobile customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €26 for the GSM TIM Card and TACS prepaid service and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge. No other connection or subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. TIM does not subsidize the cost of mobile telephone handsets to its customers and does not intend to do so in the foreseeable future. In 2002, approximately 76.8% of revenues from TIM mobile services (net of access charge) were derived from traffic charges, 5.7% from sales and rental of equipment, 8.4% from VAS and 9.1% were miscellaneous revenues (subscription and connection fees).

TIM offers its customers a variety of different pricing packages which are tailored to address different usage patterns. Such packages include offerings to TIM’s GSM customers of “free minutes packages” which are available in various options. TIM also offers packages such as, TIM Menù, a dedicated TACS and GSM pre-paid card. The customer can choose a rate suited to his or her own needs, combining the various items on a menu. The objective is to simplify the service offer and at the same time make them more flexible.

TIM also offers innovative services, such as an offering called AutoRicarica. The AutoRicarica formula has proven to be particularly successful: according to this formula, TIM gives a bonus of €3.7 (VAT included) for each 100 minutes of calls received.

TIM also offers certain discount packages, which include TopTim, a discount plan for professionals that rewards both length of subscription and volume of traffic, and TimClub, a 15% discount on the three most frequently called wireless numbers (which is only available after the free bonus minutes have been used).

At the beginning of 2002, TIM launched the first exclusive service which allowed TIM customers to reverse billing charges to a rechargeable or contract TACS or GSM TIM mobile, or to Telecom Italia fixed network numbers.

In May 2002 TIM introduced the following new tariff plans: Unica and Unica10; customers can personalize their own tariff choosing between two options: SuperAutoricarica (self recharge from all numbers) and Trio, a special tariff for three TIM numbers or two TIM numbers and a Telecom Italia fixed network number.

GSM and TACs customers are charged on the basis of a per-seconds billing system paying for the actual duration of the call plus a call setup charge of €0.1 (which is not charged when free minutes are being used). At the end of 1997 TIM also introduced local tariffs. From time to time, TIM offers promotional packages to attract additional customers.

Value Added Services.    TIM has been building its brand as a platform for content providers by entering into partnerships and developing business synergies. TIM has offered WAP since May 2000 and has over 200 partnerships and commercial agreements with primary content and service providers, such as SEAT-Tin.it, Yahoo!Europe, Sonera Zed, Caltanet, Kataweb, Sit.com and Excite. TIM also has agreements with leading Italian banks and financial institutions to provide on-line trading and mobile banking. In August 2000, TIM launched GPRS services in the areas of Rome and Milan and GPRS national coverage was completed in December 2000. The GPRS service has been available to corporate customers since the first quarter of 2001 and was extended to consumer segments starting May 2001. GPRS services represent the transition between the evolution of second (GSM) to third (UMTS) generation mobiles.

The introduction of GPRS allowed TIM to launch other initiatives. All GSM lines are able to handle GPRS traffic, which has become a fundamental service for the professional market. TIM was the first provider to market GPRS in Italy, consolidating its technological leadership in the domestic market.

TIM also introduced M-Services, which represents a combination of multimedia services on its GSM and GPRS networks. M-Services allows customers to use their mobile phones to send photographs and images accompanied by written or musical messages and to access a WAP page simply by pressing a button (WAP Push). TIM has been the first in Europe to introduce the PhotoMessage service, a major step towards multimedia message services. In June 2002 these services became available with the new MMS (Mobile Multimedia Services) and will be available on UMTS in the future.

Billing.    TIM’s customers (other than Prepaid Customers) are billed in a staggered bimonthly billing cycle. TIM endeavors to minimize bad debts by implementing a credit check on each customer at the time of sign-up and by requiring certain customers to post a security deposit. In addition, if payment is not received, the customer is notified accordingly and his or her ability to place outgoing calls is interrupted. If no payment is received, all services are terminated. The average rate of innovative payments (credit cards, Banco Posta) made by customers (other than Prepaid Customers) rose, in 2002, to 66% of the total payments.

Marketing and Distribution.    TIM believes that its active marketing programs, extensive customer service and distribution network (primarily a nationwide network of independent dealers) and responsiveness to customer needs provide it with a significant competitive advantage. At December 31, 2002, there were 1,509 distribution partners, with 4,650 sales points (including 69 Telecom Italia Group outlets marketing TIM products and 24 shops directly owned by TIM). As of December 31, 2002, 4,143 TIM employees (about 40.4% of its total workforce) were involved in customer service activities.

Cellular Network.    TIM’s TACS network consists of 2,730 radio base stations and 60,291 radio channels. TIM has reduced the level of investment in its TACS network as the number of TACS customers has decreased. TIM’s GSM network consists of 11,750 radio base stations and 629,600 radio channels (an increase of 7.4% over 2001). The Telecom Italia Group believes that as a result of TIM’s enhancement of the GSM service and increased coverage, TIM’s network is in line with the best European GSM networks.

Services—International.    TIM continued to consolidate its role as a global player during 2002. TIM International’s presence is now primarily concentrated in Latin America and in the Mediterranean Basin. In December 2002 TIM had 13.8 million lines attributable to customers abroad, 6.2 million represented proportionate lines. 52.0% of TIM’s international lines are European mobile lines while 48.0% are Latin American mobile lines. See “—Companies Controlled by TIM International”.

“In-Europe”, TIM’s pan-European tariff, introduced in 2001, combines the preferential roaming agreements among TIM, its foreign subsidiaries and other European partners, allowing TIM customers to roam in 30 countries using the same tariff. As part of its international roaming service, TIM offers its customers the possibility of making calls from abroad with a simplified rate plan. Subscribers are allowed to use the same rates twenty-four hours a day and prepaid customers to charge the cost directly to their remaining credit rather than to a credit card. See “—Companies Controlled by TIM International”.

On April 7, 2003, TIM signed a cooperation agreement with Telefonica Moviles and T-Mobile International to set up an alliance to provide their customers with a unified and superior offering of products and services in the countries where the three operators are present, thereby strengthening their ability to compete in cross-border markets. Initially the partners plan to develop, through roaming agreements, joint offers in voice, data and mobile internet, in order to gain new customers, both private users as well as multinational companies and corporate users interested in maintaining their level and quality of services, regardless of the country or the operator. The benefits to customers will include simplified tariff schemes and the capacity to access the same service offering on a global scale, as easily as at home. Additional services will include recharging a prepaid account abroad, sending photos via MMS, accessing Customer Care in the client’s home language or the use of the same short code for SMS services. Another aim of the alliance would be to join forces to obtain synergies, economies of scale and greater sales potential, as well as equipment and handsets development, in order to meet the demand for new products and services. All these elements will lead to an improved service offering to customers.

TIM is focusing its efforts on becoming a technological and marketing partner for its affiliates. Examples of synergies implemented among TIM and affiliated companies are represented by the commercial launches of TIM Celular (formerly TIM Sao Paulo) in 2002 and TIM Perú in 2001. TIM’s strategy for international development focuses on consolidation in countries where new markets have greater growth potential. Targeted countries include Brazil (for GSM services), Perú and Venezuela where TIM’s affiliates have been awarded licenses and services have recently been started. These markets currently have low penetration rates and dense populations made up of young consumers who are more oriented toward value added services. See “—Companies Controlled by TIM International”.

Companies Controlled by TIM International

Europe

Greece

The Telecom Italia Group’s first international investment in Western Europe was the establishment of STET Hellas. STET Hellas was awarded one of two GSM licenses granted in Greece, in the 900 Mhz frequency band, and commenced commercial services in June 1993.

In July 2001, the company was awarded a UMTS license at the price of €145 million and a DCS 1800 license for €26 million. At December 31, 2002, STET Hellas had approximately 2.5 million lines. In 2002, operating revenues were €689 million against €523 million in 2001, gross operating profit was €255 million compared to €188 million in 2001 (a 35.6% increase) and operating income was €131 million against €89 million in 2001 (an increase of 47.2% compared to 2001).

STET Hellas was listed on NASDAQ and on the Amsterdam Stock Exchange in June 1998 through an initial public offering of American Depositary Shares on NASDAQ and of Dutch Depositary Receipts on the Amsterdam Stock Exchange. After completion of the initial public offering, the Telecom Italia Group’s stake through TIM International was reduced from 74.8% to 58.14%. In February 2001, a stake of 1.14% was acquired by TIM International. In October 2001, TIM International subscribed to a capital increase to finance the acquisition of its new business, and its stake rose to 63.95%. In August 2002, TIM International acquired the 17.45% stake of Verizon, its original joint venture partner. Consequently, as of December 31, 2002, the TIM group’s interest in STET Hellas was 81.40%.

Latin America

Brazil

In 2001, TIM Brasil (a wholly owned subsidiary of TIM International) was incorporated to act as a sub holding company for TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte. In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. Consequently, TIM Brasil is actually the holding company for all the Brazilian subsidiaries.

Tele Nordeste Celular Participacoes group.    A controlling interest in Tele Nordeste Celular, a supplier of mobile telephone services in the regions of Alagoas, Cearà, Paraiba, Pernambuco, Piaui and Rio Grande do Norte, was acquired in 1998. At the end of 2002, in a market with a penetration level of 12%, Tele Nordeste had more than 1.9 million lines (an increase of 9.6% compared to 2001), corresponding to a market share of approximately 59%.

In 2002, Tele Nordeste Celular reported operating revenues of Brazilian reais 984 million (€355 million), an increase of 12.3% in local currency compared to 2001; gross operating profit of Brazilian reais 523 million (€189 million), an increase of 25.7% in local currency compared to 2001; and operating income of Brazilian reais 271 million (€98 million), an increase of 26.0% in local currency compared to 2001.

Tele Celular Sul Participacoes group.    A controlling interest in Tele Celular Sul Participaçoes, a mobile telephone operator in the states of Paranà, Santa Caterina and in the city of Pelotas, was acquired in 1998. In 2002, Tele Celular Sul had 1.7 million lines (an increase of 7.5% compared to 2001) representing an overall market share of 61%. In 2002, Tele Celular Sul reported operating revenues of Brazilian reais 1,010 million (€364 million), an increase of 13.6% in local currency compared to 2001; gross operating profit of Brazilian reais 422 million (€152 million), an increase of 12.2% in local currency compared to 2001; and operating income of Brazilian reais 192 million (€69 million), an increase of 3.8% in local currency compared to 2001.

Maxitel.    In November 2000, TIM, through Bitel Participaçoes, acquired from UGB Participaçoes S.A. and Vicunha S.A., respectively, 19.43% and 18.53% of the ordinary and preferred shares of Maxitel, the Brazilian mobile telephony operator licensee in the states of Minas Gerais, Sergipe and Bahia in which it already held a 58.7% interest (43.15% of ordinary share capital). The transaction involved a total investment of approximately U.S.$240 million.

In February 2002, TIM International, through its wholly owned subsidiary TIM Brasil S.A., acquired from the minority shareholders UGB Participaçoes S.A. and Vicunha S.A. the remaining 10% of Maxitel ordinary shares for the equivalent of €27 million by exercising a call option.

In 2002, Maxitel reported operating revenues of Brazilian reais 755 million (€273 million), an increase of 29.7% in local currency compared to 2001, due to an increase in traffic; gross operating profit of Brazilian reais 293 million (€106 million), an increase of 61.9% in local currency compared to 2001. Operating income was Brazilian reais 74 million (€27 million).

TIM Celular.    On February 13, 2001 TIM’s subsidiaries TIM Sao Paulo and TIM Celular Centro Sul acquired PCS licenses in Brazil respectively in the regions of São Paulo and in the Districto Federal, in the middle/west and south region. On March 13, 2001, TIM Rio Norte acquired PCS licenses in the Northern and in the Rio de Janeiro and Espirito Santo states. On October 18, 2002, the three companies launched GSM services. In December 2002, within the framework of the corporate reorganization process, TIM Sao Paulo merged the other two companies and, in January 2003, changed its name to TIM Celular.

The company operates mobile network services using GSM technology in the north of Brazil, in the middle/west and south region and in the states of São Paulo, Rio de Janeiro and Espirito Santo and in the Districto Federal.

At the end of 2002, TIM Celular had 293 thousand lines. In 2002, TIM Celular reported operating revenues of Brazilian reais 108 million (€39 million); a loss in gross operating profit of Brazilian reais 472 million (€170 million) compared to a loss of Brazilian reais 33 million in 2001; and an operating loss of Brazilian reais 521 million (€188 million) compared to a loss of Brazilian reais 34 million in 2001.

Perú

In March 2000, TIM Perù was awarded the third mobile PCS license in the country at a cost of US$180 million. The license has a duration of 20 years, is renewable, and provides for the supply of mobile telecommunications service on the 1900 MHZ frequency band. The license permits TIM Perú to request licenses for supplementary services, including basic and long distance telephone services. These licences were obtained in March 2001 and October 2001.

The Telecom Italia Group has elected to use GSM technology for its mobile services in Perú consistent with the development of a Latin American platform and GSM roaming worldwide.

In 2002, TIM Perú reported operating revenues of 308 million Nuevo Soles (€93 million), a loss in gross operating profit of 95 million Nuevo Soles (€29 million) and an operating loss of 201 million Nuevo Soles (€61 million) against an operating loss of 238 million Nuevo Soles (€76 million) in 2001.

Venezuela

In December 2000, TIM acquired a 56.6% stake in Corporacion Digitel S.A., a Venezuelan mobile operator. The amount paid for this acquisition was approximately US$363 million (of which approximately US$107 million was in the form of a capital increase and the balance was in the form of a share purchase). In December 2002, TIM International acquired a further 10% of Corporacion Digitel’s share capital for €32 million. Consequently, TIM group’s interest in Digitel increased to 66.56%. Corporacion Digitel was awarded a 900 MHZ 20-year renewable GSM license in January 1998 and is operating in the Venezuelan Central Region, which, including Caracas and other major cities, is the most important economic region of Venezuela, with 60% of the national GDP.

In 2002, Corporacion Digitel changed its network architecture with the choice of Nokia as a main supplier, updated its technologies for prepaid services and launched GPRS and MMS services. At the end of 2002 Corporacion Digitel’s market share was 15%.

In 2002, Corporacion Digitel reported: operating revenues of 260 billion Bolivares (€177 million), an increase of 50.2% in local currency against operating revenues of 173 billion Bolivares in 2001; gross operating profit of 51 billion Bolivares (€35 million) compared to 10 billion Bolivares in 2001; and an operating loss of 30 billion Bolivares (€20 million), an increase in loss of 40.1% compared to 2001.

As a consequence of the recent devaluation of the Venezuelan currency against the U.S.$, Corporacion Digitel’s 2002 operating loss was equal to approximately 120% of its share capital. According to Venezuelan law, this situation would cause the winding-up of the company unless the General Shareholders’ Meeting, while approving the financial statements, provides for a replenishment of the losses. Under Venezuelan law losses can be offset through direct contributions by shareholders, without increasing the company’s share capital. Any shareholder not contributing pro-rata to the replenishment of losses could lose its investment in Corporacion Digitel.

In order to avoid participating in the loss replenishment, as well as to avoid losing their investment, some minority shareholders have initiated legal actions against Corporacion Digitel and TIM International, including the request for issuance of cautionary injunctions aimed at preventing the approval and/or the implementation of the replenishment of losses.

Most of the aforesaid legal actions have been rejected by the competent courts, so that on June 6, 2003, Corporacion Digitel’s annual Shareholders’ Meeting finally approved—with the contrary vote of the minority shareholders present at the Meeting—the 2002 financial statements and a loss replenishment in an amount suitable to bring Corporacion Digitel out of the situation envisaged in the Venezuelan Civil Code as to losses and necessary remedies. TIM International contributed to such replenishment with a financial credit it had towards the same Corporacion Digitel, of U.S.$45 million.

Other investments held by TIM International

Czech Republic

The Telecom Italia Group holds a 7.16% interest in C-Mobil B.V., a company which owns a 60.76% interest in Radiomobil, a mobile telecommunications operator, which in March 1996 won a GSM license in the Czech Republic. As of December 31, 2002, the penetration rate in the Czech Republic had reached almost 85% and Radiomobil had approximately 3.5 million customers. Radiomobil had operating revenues of €705 million and net income of €88 million in 2002.

Turkey

In line with its expansion strategy in the Mediterranean Basin, in April 2000, the Telecom Italia Group was awarded a mobile GSM 1800 license in Turkey. This license was acquired, at a price of US$ 2,525 million, through a special consortium (49% owned by Telecom Italia and 51% by Is Bank, the leading private bank in Turkey, in compliance with restrictions imposed by local laws about foreign investments). The second license was awarded to the fixed network operator (Turk Telekom) at the same time, according to the terms of the bid.

In September 2000, the Telecom Italia Group and Is Bank formed Is TIM, that, under the brand name “Aria”, launched GSM services in March 21, 2001. According to the agreements with Is bank, TIM was responsible for the technical and commercial operation of Is TIM. In December 2000, 49% of Is TIM was transferred to TIM International B.V. (now TIM International N.V.)

At the end of 2002, Is TIM had a customer base of approximately 1.2 million lines and it reported operating revenues of 141,276 billion Turkish lire (€83 million) and an operating loss of 715,735 billion Turkish lire (€420 million). These results are due to the consequence of the difficulties faced by Is TIM in developing its mobile business, because of the Turkish regulatory scenario. In fact beginning with the award of the license, some measures which should have fostered effective competition and permitted a new entrant to compete against incumbent operators (roaming arrangements in particular), did not effectively take place. These measures are essential in the light of international experience to foster competition and pursuant to applicable legislation in Turkey. Is TIM and its shareholders made repeated and formal efforts to have the situation rectified but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender.

From a financial standpoint, at the end of 2002 Telecom Italia, in conjunction with TIM, concluded that the competitive conditions which would permit TIM to earn a return of investment did not exist. Facing this situation Telecom Italia and TIM have completely written off their investment in Is TIM. The investment held in Is TIM was written down (extraordinary loss of €1,491 million) and a provision was added to the reserve for risk and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions and suppliers as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group.

On May 13, 2003 TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) outlining a set of guidelines for the integration of Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. Both the two telecoms operators, TIM and Turk Telekom will hold 40% of the shares of the new entity respectively; the remaining 20% will be held by Is Bank. The closing of the operation is expected by the end of June 2003.

Other Countries

During 2002 TIM disposed of its mobile investments in Austria, France and Spain. In Austria, TIM International sold its 25% stake in Mobilkom Austria to Telekom Austria. The sale was completed on June 28, 2002. In France, Telecom Italia sold its 19.61% stake in BDT, the company controlling 55% of French mobile company Bouygues Telecom, to Bouygues S.A. The sale was completed in March 2002. In Spain, TIM International sold its 3.81% stake in Auna. See “—Significant Developments during 2002—Disposition and Acquisition of Certain Equity Investments”.

South America

All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) are currently coordinated by Latin America Operations (LAO) and are developed in accordance with the Telecom Italia Group’s overall strategic plan. LAO reports to the International Steering Committee, composed of the Chairman and CEO. Permanent invitations to the Steering Committee meetings are extended to those in charge of the Domestic Wireline and Mobile Business Units. Beginning February 2003, Latin America Operations reports directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunication.

As of December 31, 2002, LAO was organized as follows:

A description of the companies providing mobile services (TIM Brasil group, TIM Perù and Corporacion Digitel) is provided under “—Mobile—Companies Controlled by TIM International—Latin America”.

International Strategy in Latin America

The Telecom Italia Group’s international strategy in Latin America has the following objectives:

•	consolidate the Telecom Italia Group’s presence in mobile and in the fixed-mobile integrated business;

•	maximize return on investments and focus on sustainable growth;

•	invest in high-growth market segments, such as wireless, data and broadband, through the creation of a common GSM platform and through the launch of VAS services based on state-of-the-art technologies that provide synergies to the Telecom Italia Group;

•	enhance the value of shareholdings, maximizing efficiency and cash cost control particularly on legacy services;

•	strengthen its role of strategic partner in the current operations by increasing the transfer of the Telecom Italia Group’s technological expertise and marketing know-how; and

•	divest investments in the existing Latin American portfolio where the Telecom Italia Group does not have control, in non-core businesses or divest minority participations in non-strategic geographical markets.

Significant Developments During 2002

During 2002 the Telecom Italia Group, through its wholly owned subsidiary Telecom Italia International N.V. (the primary vehicle by which the Telecom Italia Group holds its international wireline and integrated mobile/fixed-line investments), continued pursuing its targets, supporting the growth of its majority owned subsidiaries and focusing on rationalization of other investments.

The following key transactions were finalized during 2002:

•	Telecom Italia Group sold part of its stake in Solpart Participacoes S.A. (indirect parent company of Brasil Telecom) to other shareholders reducing the Telecom Italia Group’s stake in ordinary share capital from 37.29% to 19.0%. As a result, the regulatory restrictions preventing the TIM group from launching a mobile telephone service based on GSM technology throughout Brazil were removed. Within the framework of this transaction, both parties have an option which can be exercised in the event certain conditions are met that will restore the previous shareholder positions; and

•	the Telecom Italia Group, as a result of the Nortel Inversora Shareholders’ Meeting on April 25 and September 13, 2002 which gave voting rights in the shareholders’ meeting to the preferred shareholders and the right to appoint their own representative on the Board of Directors, has reduced its voting percentage in the shareholders’ meeting to 33.89%. The percentage holding of ordinary share capital has remained unchanged at 50%, as well as the economic rights thereto.

Finally, as part of the plan to restructure debt, on February 12, 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A. announced the intention to launch an offer for a portion of its financial debt for cash and to effect a partial payment of the interest due. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process for restructuring the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased U.S.$292 million principal amount of their financial debt obligations at a price of U.S.$160.6 million (55% of the face value).

Latin America Companies Controlled by Telecom Italia International

Chile

Telecom Italia International has a 54.76% stake in Entel Chile. Entel Chile is the largest long distance international telecommunications operator in Chile and the second largest national telecommunications operator. Through its mobile and two PCS licenses, Entel Chile is the largest wireless telecommunications operator with nationwide coverage with almost 2.3 million subscribers at the end of 2002 (a 18% increase compared to 2001).

Despite weaker demand and the strong Chilean Peso’s volatility, the Entel Chile group reported consolidated operating revenues of approximately €1,223 million in 2002 (an increase of 12.3% in local currency compared to 2001), gross operating profit of €381 million in 2002 (an increase of 17% in local currency compared to 2001) and an operating income of €151 million in 2002 (an increase of 37.5% in local currency compared to 2001, due to the increase of wireless operations). Entel Chile has been fully consolidated with Telecom Italia since the first quarter of 2001.

In 2002, the Company focused its efforts on reducing costs and capital expenditures levels, implying lowered funding requirements and increased its cash generation, and on growing to profitable mobile business (the wireless subsidiary has improved its Return on Sales (ROS) level from 18% in 2001 to 25% in 2002).

During 2002 Entel Chile launched a WLL (Wireless Local Loop) business in the Chilean broadband market and long distance operations in Perù and Venezuela. At the end of August, Entel Chile reduced staff levels (468 employees of both staff and outsourced workers were laid off) which has affected the 2002 results with a provision of approximately €10 million.

In September 2002, Entel Chile group restructured its debt through the refinancing of a US$ 300 million syndicated loan at a rate of Libor + 0.875%, which is lower than the 1.25% implicit spread of the older loan. The loan has a 5 year term with a 3 year grace period.

Bolivia

Telecom Italia International holds indirectly a 50% stake in Entel Bolivia, the Bolivian national long distance and international telephony operator, which it acquired in 1995. Entel Bolivia is a leader in the mobile market and owns a license to provide CATV services. Local regulations established that until November 2001, when liberalization of the market began, long distance telecommunication services would be provided by Entel Bolivia under a monopoly system. In 2001 complete deregulation of the telecommunication market took place, carrier selection was introduced and local access, previously in the exclusive hands of cooperatives, was liberalized.

Due to the increasing competition in the wireline segment (6 long-distance operators), together with the strong impact attributable to the volatility of the Bolivian currency, operating revenues were approximately €186 million in 2002, a decrease of 4.5% in local currency compared to 2001. Mobile growth partially compensated for a decline in wireline revenues. The competition resulted in lower profitability and gross operating profit was €72 million in 2002 (down 10.3% in local currency compared to 2001), while operating income was €2 million in 2002 (a decrease of 83.5% in local currency compared to 2001).

As of December 31, 2002, Entel Bolivia had 462,000 mobile customers, up 26% compared to the end of 2001, reaching a market share of 52% (45% in 2001). Subscriber fixed-lines were 50,000 at December 31, 2002, a 6% decrease compared to the end of 2001. Internet clients were approximately 15,000 as of December 31, 2002 (an increase of 23% compared to the end of 2001).

Latin America Affiliated Companies

Nortel Inversora

The current interest of 50% the Telecom Italia Group holds in the Nortel ordinary share capital is the result of an initial share of 32.5% acquired in 1990 for approximately U.S.$33 million and an additional share of 17.5% acquired in August 1999 for approximately U.S.$265 million. Nortel currently owns 54.74% of Telecom Argentina, which until October 1999 operated the telecommunications network in the northern part of Argentina (including Buenos Aires) among others, fixed-line and mobile telecommunications operations, international services, data transmission services, value-added services and directories publishing. Since October 1999, the Argentinean market has been progressively liberalized, and as a consequence Telecom Argentina has expanded its operations to the entire national territory. In June 1999, Telecom Argentina also expanded its mobile telecommunications services, by acquiring new licenses in the PCS technology, for a total amount of U.S.$327 million.

At the end of 2002, Telecom Argentina had accumulated 3.3 million fixed-line network subscribers corresponding to a 45% market share. Its subsidiary Telecom Personal (including Nucleo) which is a leading company in the wireless segment, accumulated more than 2.7 million mobile customers (80% with prepaid cards), with a market share of 33% in Argentina. In the Internet sector, there were approximately 177,000 subscribers (147,000 access clients and 30,000 Broad Band clients with a market share of 19%).

As a result of the financial crisis in Argentina, Telecom Argentina has seen a decline in the number of fixed lines and a migration from postpaid lines to prepaid lines in the mobile segment. There has also been a strong traffic fall in both mobile and fixed telephony. The situation can largely be attributed to the economic crisis the country is presently undergoing.

Argentina’s economy is in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S.$, resulting in a significant devaluation of the peso against the U.S.$ and against other major currencies. The Argentine government has also defaulted on the payment of its debt obligations. Whether companies doing business in Argentina will default on their obligations depends upon their own financial condition, and, in the case of U.S.$ obligations, continued access to the foreign exchange markets. The default by the Argentine government and its decision to devalue the currency have resulted in considerable uncertainty about the government’s political stability, its management of the economy and the current exchange rate regime. Economic activity declined 10.9% in 2002. The GDP per capita decreased from U.S.$7,458 to U.S.$ 2,700.

In February 2002, Telecom Argentina hired Morgan Stanley as financial advisor in order to explore the possibility of restructuring and consequently reducing its debt. The Company declared its financial default on April 2, 2002, and in 2002 has not made payments on its debt since then. In 2002, payment of interest was also frozen starting from June 24, 2002. Currently Telecom Argentina is working on the restructuring of the debt. In 2002, Telecom Argentina continued to implement a cost and investment optimization process in order to improve cash flow. The use of this strategy is expected to go on in future years.

In 2002, the Telecom Argentina group recorded consolidated operating revenues of Argentine Pesos 3,983 million (€1,127 million). The gross operating profit was Argentine Pesos 2,417 million (€684 million) and the operating income was Argentine Pesos 2 million (€1 million).

On April 22 and April 24, 2002 the Board of Telecom Internet and Telecom Argentina approved the merger of Telecom Internet with Telecom Argentina.

Internet and Media

The Internet and Media Business Unit consists of the SEAT group. As of December 31, 2002 the Business Unit was organized as follows:

The Telecom Italia Group operates in the Internet and publishing services sector through Seat Pagine Gialle S.p.A. Telecom Italia acquired control of Seat Pagine Gialle S.p.A. in 2000 pursuant to the SEAT/TIN.IT transaction. As of December 31, 2002 Telecom Italia holds, directly and indirectly, approximately 55% of Seat’s ordinary share capital.

Through the combination of SEAT and Tin.it in 2000 and a number of key acquisitions in 2000 and 2001 (Telegate, Consodata, Netcreations, Holding Media e Comunicazione, the former Cecchi Gori Communications), SEAT has evolved into a leading multiplatform directory and business information provider, targeting small and medium-sized enterprises.

SEAT Spin-off

On April 11, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments into a newly incorporated company (“New SEAT”). The spin-off plan was unanimously approved by SEAT’s Board of Directors on April 11, 2003, and was approved by the SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. It is SEAT’s management’s view that SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. Both sectors present interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off plan is to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off plan provides for the transfer to New SEAT of the following companies within the Directories, Directory Assistance and Business Information business segments of SEAT:

Directories:	Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL group, Euro Directory S.A.

Directories Assistance:	Directories Assistance Seat Pagine Gialle division, Telegate group, Telegate Holding GmbH, IMR S.r.l.

Business Information:	Consodata S.A, Consodata group Ltd (including Netcreations Inc., Pan-Adress).

SEAT’s other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media.

Effective as of the date of the Spin-off, the beneficiary company will be called SEAT Pagine Gialle S.p.A. The spin-off, subject to certain conditions of Italian law, is expected to become effective at the end of July 2003.

Potential Sale of Telecom Italia’s stake in New SEAT

On effectiveness of the spin-off, Telecom Italia will retain its current interest in the share capital of New SEAT and Telecom Italia Media.

On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after completion of the spin-off transaction creating New SEAT (including the shares resulting from the expected early exercise of the J.P.Morgan Chase put option). The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion.

The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant anti-trust authorities. Telecom Italia will receive approximately €3.03 billion for its stake. The buyers will also assume the estimated €708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately €3.74 billion.

See also “Item 8. Financial Information—Condensed Consolidated Pro Forma Financial Data”.

Business

The Internet and Media Business Unit is responsible for the whole chain of value in the media sector, satisfying the public’s need for information and entertainment, and the communication requirements of the business sector, through the production of traditional products on paper, and innovative products through the media of Internet, the telephone and television.

The Telecom Italia Group is a leader in the field of telephone publishing and is the second largest telephone publishing group in the United Kingdom. Furthermore, in Italy, SEAT Pagine Gialle is the top company in the marketing of services and products for the office and is present in the television sector with La7 and MTV Italia.

SEAT’s business activities are currently organized in six business segments:

•	directories;

•	directory assistance;

•	Internet;

•	office products & services;

•	business information; and

•	television and other.

In the Internet sector, SEAT Pagine Gialle promotes the development of all internet services for residential customers and for small and medium-size companies: access, portals and web services. In Directory Assistance, the group handles the 89.24.24 Pronto Pagine Gialle 24-hours service in Italy.

Directories and Directory Assistance

SEAT’s principal revenue generating activity is the sale of advertising in the telephone directory products that it publishes. SEAT’s principal publishing products are business-to-business Yellow Page directories (PagineGialle® Lavoro), business-to-consumer Yellow Page directories (PagineGialle® Casa) and the White Pages (PagineBianche®).

SEAT also publishes business-to-business Yellow Page directories with regional coverage (Pagine Gialle Professional) and national subscriber-only business-to-business directories, segmented by industry (Annuario SEAT PG), provides an operator-assisted talking Yellow Pages directory service accessible 24 hours a day, 365 days a year (Pronto Pagine Gialle) and publishes city maps and information about local public services (Tutto Città) to be inserted into certain editions of the Yellow Pages.

SEAT also provides on-line directory Yellow Pages service (PagineGialle.it) and White Pages service (PagineBianche.it).

In October 2002, SEAT launched a new edition of PagineBianche® that replaces the traditional directories and contains the telephone numbers of the other operators’ customers.

SEAT also participates in the European telephone directory advertising and services market through shareholdings in:

•	TDL Infomedia, which is the second largest directories publisher in the United Kingdom, through Thomson Local Directories;

•	EURÉDIT, a French company, which publishes and distributes Europages; and

•	Telegate, the second largest operator of directory assistance services and vocal portal services in Germany, with operations in Italy, Spain and the United States became part of the directory assistance business unit.

Internet

SEAT offers a full range of Internet services, consisting of:

•	Internet access services;

•	portal services;

•	on-line advertising services; and

•	web services.

Internet Access Services.    Through Tin.it, SEAT provides Internet access services to residential, SOHO and SME Internet users. The small office/home office, or SOHO, market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home. The small- and medium-sized enterprise, or SME, market consists of businesses having between 3 and 50 employees.

Tin.it offers two principal access subscription plans:

•	free access (tin.it Free); and

•	premium access (dial-up, ISDN and ADSL access).

At December 31, 2002, Tin.it’s subscriber base amounted to approximately 6.6 million registered users and 2.2 million active users (defined as users who connect to the Internet at least once every 45 days).

Million users	2002	2001
Registered users	6.6	5.0
Active users	2.2	1.8

During 2002, SEAT re-launched its Tin.it brand and completely reviewed the range of products, introducing, in particular, an ADSL connection based on usage. This innovation marked an increase in the customer base (Alice, ADSL of Telecom Italia, +Tin.it).

Portal Services.     SEAT provides portal services through Matrix, which operates the Virgilio portal.

Virgilio is a leading Italian portal, with approximately 5.3 billion web page views in 2002 and approximately 3.9 billion web page views for 2001, that caters to the Italian speaking community on the Internet. Management believes that Virgilio, which has been on-line since July 1996, is one of the most complete Italian portals. It contains a search engine and a websites index, and it centralizes services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats advertisements and shopping. In order to simplify the use of information, Virgilio offers personalized, interactive services that correspond to the requirements of individual customers.

In 2002, SEAT launched the pay version (Virgilio Più) on its Virgilio portal with services and exclusives contents for customers. The continued innovation of products is one of the most important basis for future evolution of Virgilio and it represented the primary focus for investment during 2002.

In particular, SEAT revised the range of text products proposed by the Virgilio portal. In detail, PG Net product, launched in July 2002, generated a more effective use of its search engine by offering outgoing priority and listing on the results of searches. In only a few months, almost 33 thousand on-line customers (22% of total clients) subscribed to this new product.

On-line Advertising Services. Matrix’s division Active Advertising is a leading on-line advertising agency in Italy and has arrangements with approximately 20 Italian websites to provide advertising services.

Web Services.     SEAT provides web services through Tin.It and Matrix’s division Matrix Communication.

Tin.It provides different packages, which enable SME and SOHO customers to establish a presence on the Internet or provide e-commerce services. In particular, Tin.It’s Easy and Village packages provide SME and SOHO customers with solutions to build an Internet site, to advertise the site with a pre-assembled banner advertising campaign and to establish and manage e-commerce capabilities on the Internet.

Matrix Communication provides a wide range of web services, including communication consultancy, website construction and maintenance, housing and hosting services and technical assistance.

Office Products & Services and Business Information.

Through SEAT’s control of Gruppo Buffetti S.p.A. (“Buffetti”), SEAT is a leading distributor of office products and business solutions in Italy. Through certain controlled companies (Consodata and Databank) it also offers direct marketing and database services.

During 2002, SEAT repositioned towards products with greater added value, with the introduction of print on demand and the digital signature and the development of software and the ADSL subscription plan.

Television and other.

•	SEAT provides television services through Holding Media e Comunicazione S.p.A. which holds the broadcasting licenses for La7 and MTV Italia.

La7 is providing news information on a 24-hour basis, and is currently interacting with the Internet Services business segment in order to provide on-line news information through the use of video-streaming technology. La7 started broadcasting under the new format on March 18, 2002.

MTV Italia is a television channel providing music programs on a 24-hour basis. The brand MTV is a well known brand in the music industry and in the television network business. MTV Italia started broadcasting its programs on May 1, 2001.

In 2002, the main activities were:

•	repositioning of the television broadcasting channel La7 with new programming and programs starting March 2002, and significant development of MTV Italia;

•	consolidation of geographical coverage and the percentage of the population served by the signal distribution network ;

•	agreement with Cairo Communication to collect advertising business with a guaranteed minimum on channel La7 with effect from 2003; and

•	collaboration with the Virgilio portal for news.

•	Through Giallo Professional Publishing, SEAT has interests in companies publishing specialized information in the hotel, restaurant and entertainment industry, in electronics, information technology and audiovisual communication and in ceramics, architecture and urban design sectors.

Information Technology Market

The Information Technology Market (ITM) Business Unit was created in early 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The ITM Business Unit includes the Finsiel group and is responsible for the information technology activities of the Telecom Italia Group for local and central government entities, as well as for banks, insurance companies, manufacturers and service companies. This Business Unit is also the supplier of system integration and IT consulting to the Italian government and local government authorities. As of December 31, 2002, ITM was organized as follows:

In order to reflect the new strategic guidelines, the Business Unit’s internal structure has been subdivided in accordance with the following functions and provides services in the field of IT and related activities, including the design, management and maintenance of software and information products and services for each-area:

Main Subsidiaries

Finsiel S.p.A.

Finsiel is held 77.92% by the Company, 14.38% by the Bank of Italy and 7.70% by other shareholders.

Finsiel provides services in the field of information technology and related activities, including services for local and central government entities. In addition, Finsiel provides management consulting and services related to company automation. Finsiel is the leading Italian firm in the systems integration and information technology consulting market, and one of the largest European companies of this type. Finsiel is the principal supplier of systems integration and information technology consulting to the Italian government and local government authorities, typically under long term exclusive arrangements.

During 2002, Finsiel increasingly focused new offerings of customized web-based solutions.

Banksiel S.p.A.

Banksiel, held 55.5% by Finsiel, is part of the Finsiel group’s Finance sector operations. Italy’s top banking industry IT player, in 2002, gained one of the first important customers in the insurance field, the Cattolica Assicurazioni group.

Insiel S.p.A.

Insiel, held 52% by Finsiel S.p.A., provides services in the field of information technology and related activities for local government entities. During 2002, Insiel acquired new contracts in government and healthcare.

Tele Sistemi Ferroviari S.p.A. (TSF)

TSF, held 61% by Finsiel, is the ICT partner for the Ferrovie dello Stato group companies, for which it designs and develops both systems for passenger and freight transport, management and administration systems. TSF also offers e-ticketing and electronic fleet monitoring systems to local transport companies.

Information Technology Group

The Information Technology Group (“ITG”) Operating Activity is responsible for the information technology activities of the Telecom Italia Group and covers the entire range of information services. It is oriented towards increasing efficiency and quality of service activities directed at all the Business Units of the Telecom Italia Group.

The Operating Activity was established in early 2002, completing a plan to integrate various companies.

As of December 31, 2002, IT Telecom S.p.A., the main company of the ITG Operating Activity, was organized as follows:

In June 2002, Telecom Italia contributed its shares in Netsiel S.p.A. (68.65%), Telesoft S.p.A. (60%), Sodalia S.p.A. (100%) and Netikos S.p.A. (25%) to IT Telecom S.p.A. (a wholly owned subsidiary of the Company). IT Telecom also purchased the remaining stake of Netsiel S.p.A. (31.35%), Telesoft S.p.A. (40%) and Netikos S.p.A. (75%) from Finsiel S.p.A., through a capital contribution received from the Company.

On June 27, 2002, IT Telecom S.p.A. (100% owned by Telecom Italia) bought Olivetti’s 50% stake in Webegg S.p.A. The price paid by IT Telecom was €57.5 million and was agreed on the basis of independent evaluations carried out by KPMG Corporate Finance for Telecom Italia and IT Telecom and by UBM for Olivetti. Following this operation, Webegg is owned by IT Telecom (69.8%) and Finsiel (30.2%).

In December 2002, Netsiel, Saritel, Sodalia and Telesoft, 100% owned by IT Telecom S.p.A., were merged into IT Telecom. The merger was carried out to obtain more efficiency and effectiveness in the information technology services rendered to the Telecom Italia Group and to focus consistently on innovation, services and products.

As of December 31, 2002, the Information Technology Group Operating Activity also included the Netikos group, the Webegg group and the TILAB group (100% owned by the Company) and was organized as follows:

The Netikos group was created by the Company to meet the increasing needs of Internet and wireless services solutions, as one-stop-shop partner to different corporations and institutions.

The Webegg group is focused on spreading the use of internet by commercial entities. It is mainly a supplier of CRM systems and a software factory for several different customers, such as banks and insurance companies.

TILab was established in March 2001 to combine the Telecom Italia Group’s venture capital and innovation activities, the Centro Studi e Laboratori Telecomunicazioni S.p.A. (or CSELT) research laboratories in Turin and the Future Centre in Venice and the Consumer Lab in Rome. The Technology Observatory in San Francisco collaborates, on an exclusive basis, with TILab. Telecom Italia Lab was formed to enhance the Telecom Italia Group’s competitive position, promoting and managing innovation and by identifying and developing business opportunities. Telecom Italia Lab’s strongest assets are its rich and consolidated R&D activities, its ability to promote corporate venture capital activities in emerging technology and to identify internal research areas through the development of new ideas.

Pursuant to the 2002 Reorganization, the venture capital activities of TILab became part of a separate venture capital central function and TILab became part of the Information Technology Group.

The Group spent €269 million, €138 million and €121 million on research and development in 2000, 2001 and 2002 respectively. The Group also receives grants from research and development national and international programs.

The purposes of the Group’s research and development activities are mainly the development of innovative services and applications, to meet the increasing demand from the market. Some R&D activities are also devoted to support the manufacturing sector outside the Group.

Development of innovative services is pursued through both the introduction in the network infrastructure of new platforms and systems that enable the provision of a wide range of services, and the use of state-of-the-art information and communications technologies for the development of highly innovative applications, tested on selected customers’ sites. Such activities are mainly carried out by TILab, the corporate research center of the Group. TILab performs both strategic research and research specifically requested by Group Companies.

The following main operations and developments that occurred in 2002 were:

•	acquisition of the minority associates’ share of Loquendo;

•	the development of an Interactive TV service;

•	the support of the evolution on the XDSL services; and

•	restructuring of the partnership with SVP FUND, realized through the departure of the USA Ramius Capital group and reduction of the Capital Committed.

The management activity, focused in the field of research and development with collaborative projects together with Pirelli Lab, has involved:

•	the study of enabling techniques in the mobile and fixed sectors;

•	the definition of network design, planning and management tools;

•	the definition and testing of local access techniques;

•	the development of solutions, products and architectures suitable for silicon integration;

•	the development of modular products, obtained as software and capable of being turned into firmware for specific solutions or for hardware components; and

•	the implementation of the interactive TV service.

In 2002, TILab’s basic research involved different sectors within both fixed and mobile telecommunications, with reference to services, infrastructures and technology.

For Internet and mobile applications, it was oriented towards integrated application and technological solutions for the multimedia offering, to the definition of content access modes and management of broadband customers, to the implementation and assessment of advanced solutions for the user environment (terminals, home wiring, application platforms).

Activities in the field of switching and networking were aimed at developing IP networks, developing Content Delivery Network architectures for an efficient distribution of multimedia contents and defining IPv6 introduction strategies, also assessing their impact on networks and services. Particular attention was also devoted to Wireless LAN and to the corporate solutions for the PABXless Company. Within this context, new telephony solutions were also developed, using innovative solutions for packet network telephony.

Within the mobile network field, techniques for the efficient management of radio resources were developed, along with tools for assessing Quality of Service in different network and traffic situations. Research in the network intelligence field, which, though it does have implications on the fixed network as well, is currently more closely linked with the evolution of the mobile network, was oriented to the study and definition of the set of functionalities and architectures that constitute the enabling middleware for the new services.

Research on network infrastructures involved the urban and transport network, experimenting with new optical network architectures with automatic switching, as well as the access network, proposing innovative solutions based on copper and fiber optics connections. New operational and strategic planning tools were also developed for fixed networks, to allow the operator to carry out technical/economic evaluations of the various network development options.

As a result of the new policy within the Telecom Italia Group to exploit intellectual property, the research activities described above led, in 2002, to the filing of 45 patent applications, up about 13% over the previous year.

Other Telecom Italia Group Activities

Real Estate and General Services

The “Real Estate and General Services” Function provided an interface for the various corporate Functions/Business Units to satisfy the needs of the real estate and general services area. In particular, the activities performed by the Real Estate and General Services Function concerned planning of sites and locations of the Telecom Italia Group, the design and construction of civil works, the maintenance of the properties and technological plant, in addition to providing real estate and general services.

This Function operated through the internal structures of Telecom Italia – mainly for the activities conducted on behalf of the Telecom Italia Business Units/Functions—and through the subsidiary Emsa Servizi S.p.A., which, for the most part, geared its activities towards the other companies in the Telecom Italia Group.

In February 2003, the Real Estate and General Services Operating Activity was disbanded; its activities and resources were reassigned to other corporate functions of the Telecom Italia Group.

Foreign Holdings Corporate Function

In May 2002, the companies and business segments of the Telecom Italia Group which formerly reported to the International Operations (IOP) “Operating Activity” were transferred to Domestic Wireline and the Foreign Holdings Corporate Function, while all the companies based in Latin America are now coordinated by Latin America Operations (LAO).

The corporate function Foreign Holdings, operating under the corporate control structure, is responsible for the companies Telecom Italia International, 9Telecom group, the BBNed group, the Telekom Austria group, Telekom Srbija, Etec S.A., Netco Redes and the residual segment of the former IOP.

Foreign Holdings Corporate Function reports to the CEO, Mr. Carlo Buora, in order to strengthen the relationship with other Central Functions and, in particular, with Mergers & Acquisitions with whom Foreign Holdings Corporate Function will evaluate opportunities to reorganize or restructure participations held by Telecom Italia operating in the fixed and integrated fixed-mobile telecommunication business.

During the course of 2002 the Telecom Italia Group, through the wholly owned company Telecom Italia International N.V., continued to pursue its targets under the Business Plan, focusing on reorganizing and rationalizing its international presence. The principal corporate transactions which took place in 2002 were the following:

•	on August 1, 2002, the Telecom Italia Group finalized the sale of the investment in Auna and Multimedia Cable to Endesa, Union Fenosa and Banco Santander Central Hispano;

•	on August 26, 2002, the French group 9Telecom was sold to LDCom with the simultaneous purchase on the part of Telecom Italia International of a 7.22% stake in LDCom. At December 31, 2002, the stake was reduced to 6.99% after the company effected a reserved capital increase in November;

•	Telecom Italia International, following the agreement reached in June with OIAG, in the month of November, sold 75,000,000 Telekom Austria shares at a price of euro 7.45 per share, reducing its investment from 29.78% to 14.78%. Under such agreement, the sale of the remaining part of the shares held by the Telecom Italia Group can be initiated as from January 1, 2004;

•

on December 28, 2002, the Telecom Italia Group announced that it had reached an agreement for the sale of its 29% stake in Telekom Srbija to PTT Srbija (the local state owned partner). The agreement for the sale was finalized on February 20, 2003 and the closing is scheduled to take place by the end of

June. PTT will pay €195 million, €120 million of which will be paid by June 2003. The remaining amount will be paid in six semi-annual installments beginning January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

The Netherlands

BBNed, established in July 2000, is 97.56% owned by Telecom Italia International. BBNed is an alternative carrier in the Netherlands, providing broadband local access to ISPs and business clients. Its commercial operations are based on unbundled local loop and co-locations services acquired from the local incumbent operator. During 2002 the company finalized the roll out of a nationwide DSL network with 300 points of presence, and experienced a large growth in its portfolio and revenues. As of December 31, 2002 BBNed had 15,800 ADSL lines and €11.7 million of revenues, compared to 462 lines and €0.6 million revenues in 2001. In 2002 BBNed had a gross operating loss and an operating loss of €14.9 million and €21.7 million, respectively.

Cuba

Telecom Italia International has a 29.29% interest in Empresa Nacional de Telecomunicaciones de Cuba S.A. (“ETEC S.A.”), the exclusive operator for national and international wire telecommunications services in Cuba. In order to fulfill the long term objectives related to its license, ETEC S.A. increased the number of lines from 555,000 in 2001 to 646,000 in 2002 (an increase of 16%), while the digitalization rate rose to 76% from 69% reached in 2001. Further development of telecomunication infrastructure includes the near completed fiber optic national backbone, and capacity doubling of the ATM/Frame Relay Network. In 2002, ETEC S.A. focused on Internet and data transmission commercial development, achieving a 35% growth compared to revenues of 2001 (from approximately U.S.$10 million in 2001 to U.S.$13.4 million in 2002). In 2002, total operating revenues were U.S.$294 million compared with U.S.$281 million in 2001, an increase of 4.6%. Gross Operating profit increased from U.S.$185 million in 2001 to U.S.$202 million in 2002 (an increase of 9.2%) and operating income was U.S.$139 million compared with U.S.$137 million in 2001 (an increase of 1.5%). Net income was U.S.$132 million in 2002 compared to U.S.$137 million in 2001 (a decrease of 3.6%).

Telespazio

The Satellite Services Business Unit (consisting of the Telespazio group, which was sold in November 2002, and Telecom Italia’s Satellite Telecommunications business segment) was responsible for developing satellite communication systems for phone and data, radio and television broadcasting and earth-observation.

Telespazio (a wholly owned subsidiary of Telecom Italia) designed, developed and managed satellite telecommunications systems for a variety of commercial uses and managed such systems for the Telecom Italia Group, including the public network utilized by Telecom Italia.

Other Subsidiaries

Telecom Italia Finance S.A.

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A. was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A. On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. All the rights and obligations of the merged companies are vested in Telecom Italia Finance.

Following the merger, TI Finance, a subsidiary of Telecom Italia, took over responsibility of the international treasury function operating in support of the financial needs of the foreign companies of the Telecom Italia Group, a task previously carried out by Softe.

The company ended the year 2002 with a loss of €85 million, due principally to write-downs of €80 million. The write-downs specifically refer to a €24 million mark-to-market adjustment of third-party bonds in the portfolio, a €56 million mark-to-market adjustment of investments and the adjustment of the investment in GLB Serviços Interativos S.A. (Globo.com) to the sale price.

Saiat S.p.A.

The company, held 100% by Telecom Italia, carried out support services for the Telecom Italia Group, in the financial area and in investment management.

In 2002, in particular, the company continued to provide services under the program for the securitization of the Telecom Italia Group trade accounts receivable. Under the Tiglio Project, the company sold its interest (99.42%) in TELIMM to MSMC Immobiliare and, as part of the reorganization of the Luxembourg companies of the Telecom Italia Group, sold its stakes in Softe (0.01%) and Sogerim (0.05%).

T.I. Learning Services S.p.A.

The company operates in the training sector with the aim of achieving a leadership position in the market of learning and knowledge management. Due to the technologies at its disposal and the experience gained in this field, the company is able to design complex and customized training systems that can be used by large numbers of people. Its product range includes more than 1,000 courses for continuous training, particularly on topics associated with ICT and Business Management.

At December 31, 2002, the conferral of the “Training” business segment of the Telecom Italia Group was completed, concluding the project to rationalize the companies of the Telecom Italia Group operating in the field of traditional and web-based training approved by the Board of Directors of Telecom Italia on December 18, 2001.

Other Investments

Multimedia Services

Stream, a wholly owned subsidiary of Telecom Italia, was formed in 1993 with the objective of establishing and promoting a wide range of multimedia services and applications for the Italian and other international markets.

On May 29, 1999, Telecom Italia, News Corporation, Cecchi Gori group and SDS (an Italian company that sells broadcast rights for the exploitation of Italian football games) signed an agreement to develop the second digital TV platform, pursuant to a memorandum of understanding signed by the parties on April 27, 1999. Following such agreement, on June 7, 1999 Telecom Italia sold 65% of Stream’s shares to News Corporation, Cecchi Gori group and SDS for a total of €67 million. On May 16, 1999, SDS and Stream signed an agreement for the cable broadcast by Stream of sports events for the 1999-2000, 2000-2001 and 2001-2002 seasons. Stream has an option to renew the agreement for an additional three-year term. Stream will pay SDS an annual fee of €124 million.

On April 18, 2000, Telecom Italia and News Corp agreed to acquire the stakes owned by Cecchi Gori and SDS in Stream. Through the above mentioned transaction Telecom Italia and News Corp increased their respective stakes in Stream to 50%. The total cost to Telecom Italia and News Corp was approximately €196 million.

In 2000, Stream acquired broadcasting rights, for new television channels and programs and for Italian and European soccer championships. Interactive and Internet applications were developed and in December 2000 an e-mail service via the television set was launched.

Stream’s main activities in 2001 were:

•	enhancing its offer packages by including the Calcio channel and three new theme-oriented channels (MT Channel, Stream Verde and Fox News);

•	the acquisition of the broadcasting rights for all the football matches of the UEFA Champions League for seasons 2001-2002 and 2002-2003, and the rights of Bologna Calcio starting from the season 2001-2002; and

•	creation of the “single decoder” a machine which allows the customer to purchase the subscription to both Stream and Stream’s main competitor, Telepiu’ without installing two separate decoders.

On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group (“News”), partner of Telecom Italia in Stream, and Vivendi Universal (“Vivendi”), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for its share in the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Competition

Domestic Fixed-line and International Telecommunications Services

Pursuant to the Telecommunications Regulations, fixed-line public voice telephony services and the operation of the fixed-line network for the provision of such services was liberalized effective January 1, 1998. Until January 1, 1998, the Telecom Italia Group was the sole provider of fixed-line public voice telephony services, which consist of local, long distance and international telecommunications services, in Italy. In addition to fixed-line public voice telephony services, over the last five years there has been increasing liberalization of all other business areas in which the Telecom Italia Group operates. The operation of telecommunications infrastructure for the provision of all telecommunications services other than fixed-line public voice telephony services was opened to competition by the Telecommunications Regulations and the Maccanico Law during 1997. As a result of the complete liberalization of the market for telecommunications services, the Telecom Italia Group has faced increasingly significant competition since 1998 in the Italian domestic market, including competition from foreign telecommunications operators, particularly with respect to medium-sized and large business customers.

On December 31, 2002, the number of licenses for the provision of both fixed voice telephony service and building public telecommunications networks granted by the Ministry of Communications and the National Regulatory Authority was approximately 163. See “—Regulation”.

The Telecom Italia Group faces increasing competition in international and domestic telecommunications services from, among others Albacom and Wind, TISCALI and Tele2. International telecommunications services and long distance domestic services as well as mobile telecommunications services are the areas of its business which are attracting substantial competition, based mainly on pricing.

Since the beginning of 2001 there has been increased competitive pressure with respect to local calls.

Although increased competition (including the need to adjust tariffs in response to competition) has affected the Telecom Italia Group’s operations, management believes that it will be able to increase traffic and revenue from domestic telecommunications services as a result of (i) the introduction and continued growth of new telecommunications services (in particular, non-voice services), capitalizing on the Telecom Italia Group’s advanced fixed network, (ii) growth in traffic due to increased Internet and data usage, (iii) increased interconnect traffic as a result of the growth of other mobile telecommunications operators and alternative telecommunications operators in Italy, (iv) continued growth of the Telecom Italia Group’s mobile telecommunications businesses, (v) continued focus on customer service quality and marketing initiatives, and (vi) growth of the Italian economy. The Telecom Italia Group expects its revenue mix to continue to change for domestic fixed telecommunications due to regulatory and competitive reasons, and the new business opportunities driven by data and Internet services and broadband access. On voice services, the Telecom Italia Group will seek to implement a strategy based on greater efficiency for its internal structure and competitive offerings in its services portfolio aimed at reducing market share losses.

The legal framework for regulation in the telecommunications sector in Italy was completely transformed, as a consequence of the adoption of the Maccanico Law (effective August 1, 1997), the Presidential Decree No 318/97 (the “Telecommunications Act”) (effective September 22, 1997) and a series of Orders issued by the National Regulatory Authority (see “—Regulation”) which have been important to the Telecom Italia Group as it has faced increasing competition. To date the regulatory environment has been characterized by an intensive implementation process in order to complete liberalization. The trend continued in 2002 as additional steps were taken regarding tariff rebalancing, interconnection charges and the further signing of contracts to permit the unbundling of the local loop. See “—Regulation”.

Although management has taken steps over the last several years in response to increased competition, as management expected it has lost fixed-line telephony services market share, in particular, with respect to domestic fixed long distance traffic (including fixed to mobile traffic) and outgoing fixed-line international traffic. In 2001, revenues from fixed-line telecommunications services were primarily affected by increased competition due to the development of carrier selection operators. Any decline in market share is expected to be offset in part by increased interconnection revenues as new competitors utilize Telecom Italia’s domestic fixed-line network. Telecom Italia maintained its subscriber lines volume in 2002, as the unbundling of the local loop did not have a significant impact in this year.

With respect to domestic fixed traffic, as a result of increasing competition and to limit market share losses, in particular for long distance traffic, Telecom Italia introduced a number of innovative tariff and loyalty packages, (such as Teleconomy and ‘Ricomincio da te’). About 24% of Telecom Italia Group’s customer base has subscribed to a loyalty package.

The Telecom Italia Group’s overall strategy is to focus on pricing, customer service and loyalty, and new offers to achieve customer retention in order to stop or slow further losses in market share. For the year ended December 2002, Telecom Italia was able to maintain its market share on total traffic volumes compared to December 2001.

In the domestic wireline telecommunications services market, the Telecom Italia Group is also continuing to pursue the new opportunities offered by the Internet (about 850,000 broadband access lines at the end of 2002) and data services that have offset, in part, the continuing decline in voice revenues.

The Telecom Italia Group believes it is in the best position to capture the potential benefits to be derived from E-value. The Telecom Italia Group intends to develop broadband networks in order to offer customers more bandwidth and convergent services.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2002, but at a slower pace (7% in 2002 compared to 21% in 2001 and 40% in 2000). By December 31, 2002, the number of cellular phone lines reached 54.8 million, corresponding to a penetration rate of around 95% of the population.

After several year of strong growth, the demand growth curve has reached its inflexion point and the remaining potential market will be smaller than the one already acquired. In addition, the increasing saturation means that new customers to be acquired are likely to result in lower revenues per customer as has been the case in recent years. Competition for mobile telecommunications services remained strong in 2002. Consequently TIM’s strategy has been focused on strengthening its leadership through innovative offers, CRM actions, quality performance, reinforcement of the core voice business and marketing VAS.

By the end of 2002, TIM was the leading Italian operator with a market share of 46.1%. Vodafone Omnitel had 34.6%, while Wind obtained 15.7%. The remainder (3.6%) was held by Blu, the fourth operator that was acquired by TIM, with its customers transferred to Wind.

The Regulatory Framework

In a scenario of increasing liberalization, the decisions taken by the National Regulatory Authority have greater impact. The most significant measures taken by the National Regulatory Authority were the designation of TIM and Omnitel as providers with considerable market strength in terms of cellular service, interconnection, the definition of new pricing scheduled for fixed-to-mobile communications, and the introduction of mobile number portability.

TIM’s role in the New Economy.    The opportunities offered by new technologies will accelerate the Information and Communication Technology (ICT) convergence process, linking the two currently fastest growing businesses: mobile communications and the Internet. TIM’s strategic choice with respect to this convergence is the open model. TIM will not focus on Internet content but, rather, it will create alliances with the best content producers in order to provide its customers with the most innovative and the widest range of opportunities, while guaranteeing customers transaction security through TIM’s authentication center. This is the context in which the strategic partnership with SEAT and agreement with YAHOO Europe in May 2000 operates.

Traditional Business and Value Added Services.    The development of new advanced services will necessarily lead to changes in TIM’s revenue structure. Value Added Services have and will continue to account for a rising proportion of revenues compared to those generated by voice traffic. TIM’s growth will be increasingly dependent on its ability to develop data traffic and innovative services.

Technological development in data transmission (GPRS, UMTS) and platforms (MMS) will generate new business models based on the capability of offering information, entertainment and advertising through mobile phones and of executing an increasing number of complete commercial and banking transactions.

This means the mobile economy will play a fundamental role in the new economy as a whole, and it is one of the segments with the highest potential growth rates and profitability.

TIM will seek out commercial synergies with web-oriented companies in the market, which will increasingly demand mobile services (information and media, on-line banking and trading, geographic positioning information system). A further objective will be the consummation of partnerships with prime content and service providers to develop m-commerce.

REGULATION

Overview

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in recent years. This revision includes the liberalization of all telecommunications services including the provision of fixed-line public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the formation of the National Regulatory Authority in accordance with the Maccanico Law, which implemented the Framework Law, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”) and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector, the general objective of which was to create a framework for a fully competitive telecommunications market. Effective August 1, 1997, the former Ministry of Posts and Telecommunications changed its name to the Ministry of Communications pursuant to the Maccanico Law. The Telecommunications Regulations (Presidential Decree no. 318 of September 19, 1997) became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general aimed at:

•	ensuring the improvement of competition and efficiency in the telecommunications sector;

•	establishing adequate quality standards;

•	ensuring access to telecommunications services in a homogeneous manner throughout Italy;

•	defining a clear and transparent tariff system based on the “price cap” method which, pursuant to the Maccanico Law, applied to the Telecom Italia Group’s fixed public voice telephony services for up to two years starting on August 1, 1997. The National Regulatory Authority applied the price cap to Telecom Italia fixed public voice telephony from August 1, 1999 to December 31, 2002; and

•	protecting consumers’ and users’ interests.

The Telecommunications Regulations completed the liberalization of the provision of all telecommunications services and the operation of all telecommunications networks in Italy, effective from October 7, 1997, except for the provision of fixed public voice telephony services and the operation of telecommunications networks to support provision of such services, which were liberalized as of January 1, 1998. Restrictions on other operators providing telecommunications services, other than fixed-line public voice telephony services and the operation of telecommunications networks, had been lifted by several previous measures, including the National Telecommunications Plan referred to in a Ministerial Decree of April 6, 1990 (the “NT Plan”), Law Decree No. 55 of February 11, 1997 (satellite communications) and Law Decree No. 103 of March 17, 1995 (“Decree 103”) and its implementing decrees and regulations (data communications, voice telecommunications for closed user groups and Value Added Services).

The Telecommunications Regulations contain provisions concerning:

•	the granting of general authorizations or individual licenses to provide telecommunications services;

•	universal service obligations and the mechanism for funding the net cost of such obligations;

•	access deficit contributions;

•	special obligations imposed on operators having significant market power, including the determination of interconnection charges using principles of cost orientation;

•	numbering, carrier selection and number portability;

•	rights of way; and

•	the essential requirements that must be complied with in the provision of services and when interconnecting with public telecommunications networks.

The National Regulatory Authority has established detailed regulations governing the telecommunications sector and has monitored their application, while the Ministry of Communications retained the responsibility for defining telecommunications policy in Italy. See “—The Telecommunications Regulations and Implementing Regulations”.

The activities of Telecom Italia and TIM were subject to the terms and conditions of their public operating concessions (the “Public Concessions”) which were the basis under which telecommunication services were provided by Telecom Italia and TIM prior to adoption of the Telecommunications Regulations. The Public Concessions were expected to be made consistent with the new regulatory framework by January 1, 1999, as required by the Telecommunications Regulations but the National Regulatory Authority only started the procedures to achieve such amendments at the end of December 1999. See “—Public Concessions”.

Since January 2001 Telecom Italia has been operating pursuant to a license (Order 820/00/Cons). See “—The Telecommunications Regulations and Implementing Regulations—Authorizations and Licensing”.

Other significant telecommunications measures include Ministry of Communications decrees, Presidential decrees and other regulations as well as orders of the National Regulatory Authority issued since its formation.

A new regulatory framework will be introduced in Italy by the incorporation of recently adopted EC Directives, the “Framework directive” together with three others on “Access”, “Authorization” and “Universal Service” (the “Data Protection” directive will be implemented separately). The new rules will be included in the national regulatory framework by July 24, 2003. In this connection, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

The National Regulatory Authority and the Maccanico Law

The National Regulatory Authority consists of a President that has been appointed by the Italian Government through a Presidential decree, a Committee for Infrastructures and Networks, a Committee for Products and Services and the Council. Each of the Committees’ members is selected by the Italian Parliament (four by the Senate and four by the Chamber of Deputies) and appointed through a Presidential decree. Each of the Committees and the Council is responsible for establishing regulations for their specific areas.

The Committee for Infrastructures and Networks is responsible for, among other things, allocating radio frequencies relating to telecommunications services; defining objective and transparent criteria for establishing tariffs for interconnection and network access; regulating relationships among telecommunications companies; settling disputes regarding interconnection; and defining the scope of the universal service obligation and the operators subject to it, together with criteria for calculating and sharing its costs.

The Committee for Products and Services is responsible for, among other things, regulating product quality and conformity with EU directives governing the relationship between companies controlling fixed or mobile telecommunications networks and telecommunications service providers.

The Council is responsible for adopting regulations establishing criteria for issuing licenses for the telecommunications sector and for TV and radio activities (including cable and satellite broadcasting).

The Framework Law provides that the National Regulatory Authority shall cooperate with the Italian Government and the Parliament, advising and assisting them in several areas:

•	preparation of regulations in the telecommunications field;

•	preparation of drafts for renewal of and amendments to concessions, authorizations, and program contracts (contratti di programma), which are usually multi-year agreements between the relevant Ministry and the concession holders concerning quality of service and tariffs;

•	supervision of the procedures and requirements for adopting general authorizations and issuing individual licenses, with reference to matters such as network access and interconnection conditions;

•	establishment of the criteria to be followed by operators in determining tariffs;

•	monitoring operators to ensure their compliance with such tariff criteria;

•	issuance of directives aimed at ensuring accounting separation between different activities carried out by the same operator;

•	monitoring of the performance of services to ensure compliance with contracts and qualitative levels of service;

•	issuance of directives regarding quality of services;

•	examination of complaints filed by users and customers in relation to quality of services and the level of tariffs;

•	control of steps taken by operators to ensure equal treatment of their customers and verifying periodically the quality of the service provided; and

•	control of operators’ compliance with the general principles issued by the Italian Government and the National Regulatory Authority in relation to public services.

The National Regulatory Authority has been operational since June 1998.

The National Regulatory Authority has investigative powers, as well as the authority to impose sanctions on operators who do not comply with their directives and resolutions. In addition, the National Regulatory Authority is entitled to propose to the Ministry of Communications the revocation and/or suspension of general authorizations and individual licenses in the event of repeated violations by the holder. The Maccanico Law also permits the National Regulatory Authority to limit access to networks for security reasons.

The Telecommunications Regulations and Implementing Regulations

The principal provisions contained in the Telecommunications Regulations, which affect the provision of telecommunications services by the Telecom Italia Group and its competitors in Italy relate to:

•	authorizations and licensing;

•	universal service obligations;

•	obligations imposed on operators having significant market power, in particular with respect to interconnection agreements and accounting policies;

•	numbering (carrier selection, preselection, and number portability);

•	rights of way;

•	alignment of Public Concession to the new regulatory framework;

•	assignment of UMTS licenses; and

•	introduction of new broadband services (ADSL and XDSL).

Authorizations and Licensing

The Ministry of Communications has the power to grant individual authorizations and licenses.

The Telecommunications Regulations distinguish between a regime of general authorizations, under which operators meeting pre-established conditions determined by the Ministry of Communications may provide telecommunications services or operate telecommunications networks within the scope of such authorizations without individual licenses for the provision of telecommunications services and the operation of telecommunications networks. Operators are required to obtain individual licenses from the Ministry of Communications to provide telecommunications services or operate telecommunications networks not covered by a general authorization. An individual license is required for:

•	provision of fixed public voice telephony services;

•	mobile and personal communications services;

•	creation and operation of public telecommunications networks;

•	when specific obligations are to be imposed or limited resources such as frequency bandwidths have to be allocated.

The number of individual licenses can be restricted only to the extent required to ensure the efficient use of radio frequencies or until sufficient additional numbers are made available. The procedures for granting such licenses must be based on objective, non-discriminatory criteria. Mobile and personal communications licenses will be required to permit the provision of services using different technologies and cannot include unjustified technical restrictions.

The Ministry of Communications Decree of November 25, 1997, concerning the issue of individual licenses and general authorizations in the telecommunications sector, pursuant to the Telecommunications Regulations (“License Decree”) imposes specific obligations on operators in accordance with the scope of their individual licenses. Moreover, on dominant operators, and thus on the companies of the Telecom Italia Group, additional obligations are imposed such as:

•	non-discriminatory and cost-oriented interconnection offering;

•	publication of a standard list of interconnection tariffs;

•	offering of special accesses to the network (i.e., access at network termination points other than the standard ones);

•	accounting separation between the interconnection offering and other activities carried out by the operator;

•	carrier selection and number portability (see also “—Special Status of Operators Having Significant Market Power” and “—Numbering”); and

•	carrier selection should be considered both as “easy access” and “equal access”.

The Ministry of Communications issued, on February 5, 1998, a decree regarding fees to be paid by authorized and licensed operators, specifying the fees the latter will have to pay to refund the relevant administrative costs incurred by the National Regulatory Authority and the fees for the assignment of frequencies and numbering resources.

Telecom Italia (but not TIM) has been operating under a license regime since January 2001.

Presidential Decree No. 211 of August 1, 2002 changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension also for those already issued).

Universal Service Obligations

Under the Telecommunications Regulations, the universal service obligations include the provision of fixed-line public voice telephony service, publication of telephone directories and provision of subscriber information services, public payphones, free emergency call services and special services for disabled or disadvantaged people. To date Telecom Italia is the only operator subject to the universal service obligations, although similar obligations could be imposed on other operators. In such an event such other operators will be required to provide all or part of the services included in the universal service obligations on all or part of the national territory, under reasonable and non-discriminatory conditions. The net costs for the provision of the universal service is calculated on a long run forward-looking incremental cost basis. The telecommunications operators providing fixed-line public voice telephony service or mobile and personal communications services are required, under certain circumstances, to contribute to such costs.

In compliance with Ministry Communication Decree of March 10, 1998, Telecom Italia submits yearly (by March 31 of each year) to the National Regulatory Authority the evaluation of its net cost of the universal service. The National Regulatory Authority determines if the net cost represents an unfair burden on Telecom Italia and, in that case, appoints an independent Advisor to audit the cost evaluation. Before July 1 of each year, the National Regulatory Authority determines the final evaluation of the net cost, taking into account any indirect benefits, and informs the Ministry of Communications of the amounts due from each operator called to contribute.

By July 15 of each year, the Ministry of Communications publishes the amount due by the operators obliged to finance universal service, which has to be paid by August 15th . Telecom Italia, as the operator required to provide the universal service, receives payment from the Ministry of Communications on September 15 of the same year.

In accordance with the Telecommunication Regulations, Telecom Italia submitted the net cost of providing universal service for the first time for the year 1998. The National Regulatory Authority concluded that for 1998 the costs of such service were not an unfair burden for Telecom Italia. The National Regulatory Authority appointed an independent Advisor to audit the 1999 net costs submitted by Telecom Italia. On August 1, 2000, the National Regulatory Authority recognized a net cost for the provision of the universal service in the year 1999 of €62.4 million. The operators obliged to contribute to finance such net cost were: (a) Telecom Italia (57.1%); (b) TIM (28.1%); (c) Omnitel (13.8%), and (d) Infostrada (1%).

With Order 8/00/CIR Telecom Italia was requested to provide an assessment on the net cost foreseen for the year 2001, together with information regarding areas and customers estimated as not profitable, in order to allow the National Regulatory Authority to launch a public consultation aimed at determining the guidelines for the provision of the universal service on a competitive basis. On January 31, 2001, pursuant to the same Order, Telecom Italia filed its evaluation for the year 2001. On July 12, 2001, the National Regulatory Authority opened a public consultation in order to assess the possibility of using a bidding procedure for the assignment to operators, other than Telecom Italia, of all or part of the obligations relating to the universal service. The outcome of the consultation was published on January 17, 2002. No decision has been taken by the National Regulatory Authority.

In connection with the net cost for the year 2000 submitted by Telecom Italia, the National Regulatory Authority recognized a net cost of € 58.9 million, of which Telecom Italia contributes 48.3%. Other Operators obliged to contribute to finance such net cost are: TIM (31.4%); Omnitel (18.9%), and Infostrada (1.4%).

Regarding the net cost of 1999 and 2000, reimbursements have not yet been paid to Telecom Italia by the other operators, as some of them have filed a claim in the Administrative Court.

With respect to 1999, on January 27, 2002 the Administrative Court issued a decision in favor of the Other Local Operators, based only on procedural matters. Consequently, the procedure for the evaluation of the net cost for 1999 was re-opened by the National Regulatory Authority. With Order 5/03/CIR the National Regulatory Authority issued a final decision confirming its Order 8/00/CIR.

Decision from the Court on costs of 2000 is still pending.

In December 2001, the National Regulatory Authority published rules designed to grant to low income and to disabled customers certain reductions of the monthly rental fee for voice telephony services.

In 2002, Telecom Italia was confirmed as the operator with the obligation to supply the Universal Service under the conditions laid down in the regulations.

The National Regulatory Authority approved the net cost sustained by Telecom Italia to provide the Universal Service in 2001 of €40.52 million, to which Telecom Italia itself is to contribute 42.68% (euro 17.29 million), the remaining cost being funded by Other Local Operators (OLOs) (TIM, Vodafone, WIND, Infostrada).

Special Status of Operators Having Significant Market Power

Under the Telecommunications Regulations, telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, are subject to special obligations with respect to interconnection and accounting policies if they have Significant Market Power (SMP). An operator is presumed to have Significant Market Power if its share of the relevant market is greater than 25%, although the National Regulatory Authority may determine that an operator having a market share greater than 25% does not have Significant Market Power, in view of the operator’s ability to influence market conditions and its access to financial resources, or that an operator with a market share lower than 25% does have such power.

Starting from July 2003, with the introduction of the new European Framework, criteria for the identification of Significant Market Power will change: the European Commission, with its Recommendation C(2003)497, identifies 18 separate markets; the National Regulatory Authority will have to carry out a separate Market Analysis in each market, in order to identify:

•	the level of competition in each market;

•	the need to indicate one or more operator as having Significant Market Power;

•	the appropriate remedies, i.e. the rules to apply, if the case, to grant a correct competition.

In April 1998, Telecom Italia was identified as an operator having Significant Market Power in the markets of fixed telecommunications networks, fixed-line public voice telephony services, leased lines and interconnection services. Telecom Italia is the sole operator identified as having Significant Market Power for the above-mentioned markets. In April 1998, TIM was identified as having Significant Market Power in the market of mobile telecommunications services. See “—EU Telecommunications Law—The 1999 Review”.

With order 197/99 the National Regulatory Authority in September 1999 also determined that TIM and Omnitel had Significant Market Power for mobile telecommunications services and for domestic interconnections. The National Regulatory Authority reviews and evaluates Significant Market Power operators every year. In 2001, the National Regulatory Authority started a market analysis to identify the operators with Significant Market Power in the year 2000. In addition, on August 7, 2002, the National Regulatory Authority started a procedure to identify telecommunications organizations with Significant Market Power for 2001.

The Antitrust Authority concluded its inquiry with the aim of identifying the operators with Significant Market Power in the Internet access market (Resolution No. 219/02/CONS sent to Telecom on July 31, 2002) and the SMP 2000 inquiry (Resolution No. 350/02/CONS).

Significant Market Power Internet

In its approval of the measure granting equal status to Internet Service Providers (ISP) and OLOs (Law No. 59/2002), Parliament ruled that, within two months of the law coming into effect (by June 26, 2002), the National Regulatory Authority would update the list of operators with Significant Market Power in the Internet access market.

In Resolution No. 132/02/CONS of April 24, 2002, the National Regulatory Authority commenced the inquiry by conducting a public consultation with the aim of “Updating the list of operators with significant market power on the Internet access market [..]” which concluded with Resolution No. 219/02/CONS. This resolution identified Telecom Italia and Wind as operators with Significant Market Power in the market of calls terminating on the Internet using dial-up technology, and also identified Telecom Italia alone in the final market of switched Internet access services from the fixed network. The Resolution, which became effective immediately, referred to Presidential Decree No. 318/97 for the remedies (publication of interconnection price lists, separate accounting, cost orientation, etc.) which the two operators are bound to respect.

Significant Market Power 2000

In Resolution No. 350/02/CONS the National Regulatory Authority confirmed for the year 2000 that the following operators have Significant Market Power:

1)	Telecom Italia in the markets of public fixed telephone networks and services, leased line systems, and the national interconnection market;

2)	TIM in the markets of public mobile and national interconnection communications systems (termination);

3)	Vodafone Omnitel in the markets of public mobile and national interconnection communications systems (termination).

As far as the named operators are concerned, this special status automatically imposed a series of extra legal obligations over and above those which all telecommunications operators are normally expected to fulfill: cost orientation of interconnection prices (and also of retail/leased lines for Telecom Italia), transparency, non-discrimination, and, only for Telecom Italia, separate accounting.

Telecom Italia was designated as an operator with Significant Market Power in the interconnection market, despite having reduced its market share in 2000 to approximately 11% (based on revenues).

Significant Market Power 2001

An inquiry was begun by the National Regulatory Authority on August 7, 2002. An official decision was taken on May 7, 2003, but the text has not been published yet. From a press release by the National Regulatory Authority, we understand that the decision will confirm Telecom Italia as having SMP in the market of fixed network services, as well as TIM and Vodafone Omnitel in the mobile market.

The National Regulatory Authority intends to carry out the market analyses, under the new European regulatory framework by December 2003. In order to do this, the National Regulatory Authority intends to separate the most important markets according to current laws (Presidential Decree No. 318/97 and Law No. 59/02) into the 18 markets identified by the recommendation of the European Commission, and to entrust a large part of the above-mentioned analyses to external consultants.

The National Regulatory Authority will adopt the resolutions designating the operators with Significant Market Power for years 2003 onwards, and establish suitable regulatory measures for 2004.

Finally, on March 20, 2002 the National Regulatory Authority began an inquiry into Enel/Wind to verify whether, according to Article 9, sub-section 2 of Presidential Decree No. 318/97, it is necessary to adopt separate accounting directives with regard to Wind, and to impose restrictions ex ante regarding the use of infrastructures associated with special and exclusive rights, including access to information about the users of electricity.

Interconnection.    Telecommunications operators providing fixed-line public voice telephony services, mobile telecommunications services or leased line systems and having Significant Market Power are required to negotiate and enter into interconnection agreements at the request of other operators wishing to provide telecommunications services, to apply non- discriminatory terms and to communicate copies of their interconnection agreements to the National Regulatory Authority. Public fixed network operators and leased line service providers having Significant Market Power are required to publish a Reference Interconnection Offer (RIO). As required by EU Directive 96/19, Telecom Italia published its first RIO on July 1, 1997. Such list was subject to approval by the National Regulatory Authority. The Ministry of Communications Decree of April 23, 1998, published on June 10, 1998, pertaining to the interconnection agreements (“Interconnection Agreements Decree”) also provides specific implementing rules to be applied to interconnection agreements to be executed by telecommunications operators having a significant market power and providing fixed public voice telephony services, mobile telecommunications services or leased lines systems. Such rules deal with, among other things, nondiscriminatory and transparent practices, economic offering conditions (based on actual costs, including a reasonable return on investments), accounting separation and the content of the RIO to be published by the above mentioned operators, except those operating mobile networks. The economic conditions included in the RIO must range between the minimum and maximum thresholds fixed by the Recommendation of the European Commission C(98)50, with interconnection tariffs exceeding the maximum thresholds requiring justification by the concerned operators.

On July 15, 1999, Telecom Italia submitted a new cost based RIO. Prices proposed were consistent with the thresholds fixed by the Recommendation of European Commission 98/511/CE (Best Practice 1999). With Order 1/00/CIR of February 2000 the National Regulatory Authority established some modifications to be introduced in Telecom Italia’s RIO 1999, including the retroactive effect from January 1, 1999 for interconnection prices. In the same Order the National Regulatory Authority fixed terms and a deadline for publication of the Reference Interconnection Offer 2000 As a result, on April 3, 2000, Telecom Italia published the RIO 2000, which was evaluated by National Regulatory Authority in Order 10/00/CIR published on November 2, 2000.

Consequently, on April 9, 2001, Telecom Italia published a revised RIO for the year 2000, consistent with the new order, which increased the number of interconnection services (i.e., access to non-geographical numbers for dial-up Internet) and defines service level agreements.

In Resolution 13/01/CIR Telecom Italia was authorized not to insert the economic conditions for the routing of international traffic of other operators towards the United States, Canada, Switzerland, Norway and the member states of the European Community.

On September 7, 2001 Telecom Italia published the RIO 2001 for interconnection and unbundling of the local loop services. In the RIO 2001 there was a change from historical to current cost accounting methodology for interconnection traffic services, whereas local loop unbundling services are to be evaluated at historical costs. The RIO was evaluated in the Order 4/02/CIR of March 1, 2002.

In compliance with the rules laid down in Resolution No. 4/02/CIR, Telecom Italia re-published on April 3, 2002 the Reference Offer for 2001 which contains technical and economic conditions for supplying the interconnection services for local loop unbundling. The new RIO include generalized reductions on the prices of services provided to interconnected operators.

With regard to direct calls to Internet, Order No. 25/01/CIR established that Telecom Italia should introduce the new flat-rate interconnection rate known as “FRIACO” (the licensed operators pay a fixed charge instead of an amount based on the minutes of interconnection). On March 12, 2002, the National Regulatory Authority issued Resolution No. 5/02/CIR, approving Telecom Italia’s flat interconnection rate, but reducing the prices proposed by the Company.

According to Law 59 of April 8, 2002, Internet Service Providers also have the right to be granted the same economic conditions applicable to the other licensed operators according to the RIO. With Order 9/02/CIR of July, 18, 2002 the National Regulatory Authority defined the criteria of application to ISPs of the economic conditions of RIO, in compliance with the Law 59.

On April 18, 2002 Telecom Italia published the RIO 2002 for Interconnection and Unbundling 2002. The offer was successively integrated with Partial Circuits and FRIACO services (April 30, 2002), with PVC (Permanent Virtual Channel) ADSL and HDSL services (June 14, 2002), and with billing services (July 4, 2002).

With Order 2/03/CIR of February 27, 2003, the National Regulatory Authority asked Telecom Italia to integrate the RIO with other services (e.g. interconnection links at 34 and 155 mbps rates) and to modify the economic conditions of traffic conveyance services (origination, termination and transit) and other services such as number portability and Partial Circuits. Consequently, TI published a new RIO 2002 on March 27, 2003.

On the same date of Order 2/03/CIR, the National Regulatory Authority published Order 3/03/CIR, which (on the basis of the previous Order 152/02/CONS) introduces a “network cap”, a mechanism for defining in advance the rules for pricing RIO services according to the RPI (Retail Price Index) and productivity factors; the network cap applies for the period 2003-2006. The Order 152/02/CONS established also non discrimination criteria in interconnection and wholesale market between Telecom Italia and the other licensed operators: a) same conditions to other licensed operators as applied to its retail units; b) further obligations of accounting separation; c) functional separation between network and retail units; and d) price squeeze tests for retail offers.

In compliance with Order 3/03/CIR, Telecom Italia submitted the RIO 2003 on April 11, 2003, which is currently under evaluation by the National Regulatory Authority.

Local Loop Unbundling.    With Order 2/00/CIR issued on March 16, 2000 the National Regulatory Authority published the general guidelines regarding the services that must be offered by Telecom Italia on an unbundled basis: twisted copper pairs; fiber optics; access extension (lines between switches), and digital transmission channels (i.e., digital circuits between the local office of Telecom Italia and the operator’s point of presence) and the related economic pricing criteria, based on fully distributed historical costs. The Order allows other operators to have direct access to end users by leasing the network components from Telecom Italia (full unbundling) as well as leasing only the high bandwidth (shared access).

Telecom Italia appealed this Order to the Tribunale Amministativo Regionale del Lazio (TAR Lazio), in particular with respect to the inclusion of fiber optic in the mandatory offer and the costing criteria. On May 12, 2000, Telecom Italia put forward a Reference Offer for Local Loop Unbundling, for approval by the National Regulatory Authority. The National Regulatory Authority finally issued Orders 13/00/CIR and 14/00/CIR, respectively on December 30, 2000 and In January 2001. The former regards the technical and procedural aspects of the provisioning of local loop unbundling and co-location. The latter sets the rates for the unbundled services.

Telecom Italia published a revised Offer for 2000 on January, 31, 2001.

During 2001, in line with the suggestions made by the National Regulatory Authority, special areas were made available in exchanges to accommodate other operators with the aim of unbundling local loops. At December 31, 2001 Telecom Italia handed over equipped technological areas to operators in 748 exchanges. In addition, following Resolution No. 24/01/CIR, on December 12, 2001, Telecom Italia presented its rate plan to the National Regulatory Authority for shared access and sub loop (shared access to the local network and access to line boxes).

On April 18, 2002 Telecom Italia published the Reference Offer of Local Loop Unbundling for 2002, with price reductions for copper pair. On March 2002 around 17,400 unbundled lines were in place, 27 licensed operators requested co-location, 1,043 local switches for co-location were requested by licensed operators and 919 sites were ready for co-location.

On June 24, 2002, Telecom Italia presented the National Regulatory Authority with a “Virtual Unbundling” offer, which offers carrier preselection, inclusive of the payment for the unbundling charge wherever it is temporarily impossible to offer co-location. On September 16, 2002, following a number of meetings with the National Regulatory Authority, Telecom Italia further reduced the price of some unbundling services:

a)	shared access: the monthly subscription rate was reduced from euro 4.34 to euro 2.80; the activation charge was reduced from euro 94.36 to euro 81.00;

b)	full unbundling: the monthly subscription rate for the ADSL pair was reduced from euro 12.60 to euro 11.10;

c)	the fee for qualification of the ADSL pair was reduced from euro 39.51 to euro 10.37.

On February 27, 2003, with Order 2/03/CIR, the National Regulatory Authority approved Telecom Italia’s Reference Offer for 2002 (OR 2002), after hearing the opinions expressed by the Antitrust Authority and the European Commission, and after Telecom Italia’s submission to the National Regulatory Authority of its regulatory accounting for 2001, which took place on December 20, 2002.

Order No. 02/03/CIR confirms the monthly rental fees of LLU and sets a reduction of activation fees. As regards co-location services, the Order asked the application of internal Telecom Italia costs (approximately-40%) to the square-meter costs for co-location paid by OLOs. Furthermore the integration of the Offer with the coming services is required.

As regards RO 2003, Order 3/03/CIR of February, 27 2003, asked Telecom Italia to set the monthly rental fee on the basis of the following criteria: a) the best European tariff, b) the anticipation of efficiency on operational costs, c) the non discrimination principle and d) on the basis of the cost structure of access network assets.

Mobile termination rate.    According to the GSM Concessions of December 1994, mobile network operators were responsible for fixing tariffs for calls originated on the fixed network and terminated on mobile networks. Such regulatory framework has been modified by DPR 318/97 establishing, as a new principle, that the originating operator is responsible for fixing the retail tariff. This principle has been reaffirmed by the National Regulatory Authority with Order no. 85/98. Since issuing this order the Regulator has started an assessment of termination rates charged by mobile network operators and with Order 338/99 it set 19.0 eurocents/min, the maximum average termination price. The National Regulatory Authority has deemed it necessary to issue new regulations and on February 5, 2003 issued Order n. 47/03 setting new maximum values for the termination rates applied by mobile operators (TIM and Vodafone Omnitel) for calls originated on third networks. The ceilings for mobile termination charges will be 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the National Regulatory Authority has provided a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which will be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The National Regulatory Authority believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable.

Accounting Policies.    Operators having Significant Market Power are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the National Regulatory Authority with a description of their cost accounting system to verify compliance with the provisions of the Telecommunications Regulations. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications networks, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The National Regulatory Authority chose KPMG as the independent Advisor for the auditing of the accounting separation Reports. In accordance with the Telecommunication Regulations, on September 4, 2000 Telecom Italia submitted the Regulatory Accounting Reports for the year ended December 31, 1999 to the National Regulatory Authority. On September 14, 2001 the Regulatory Accounting Reports for the year ended December 31, 2000 were also submitted to the National Regulatory Authority.

Due to a delay in the appointment of the independent advisor, the results of the audit on 1999 and reports were published only on November 6 , 2002 with Order 337/02/CONS. The results of audit on 2000 Reports were published in March 2003 with the Order 48/03/CONS. .

On June 17, 2002, the National Regulatory Authority issued Order 152/02 CONS which requires Telecom Italia to provide more detailed accounting reports on a current cost basis (fully allocated costs); the cost basis previously adopted was the historical one. In compliance with Order 152/02 CONS on December 2002 Telecom submitted the regulatory accounting Reports of year 2001 the auditing of which is in progress. During 2001 the National Regulatory Authority issued an order which raised the allowed return on capital employed—WACC (weighted average cost of capital) for regulatory purposes from 12.5% to 13.5% before taxes.

TIM cost accounting policy

According to Order 197/99 TIM and Vodafone Omnitel have been notified as a Significant Market Power operator in the national interconnection market and must provide a cost oriented fixed-mobile termination rate.

On the basis of Order 338/99 TIM was required to implement cost accounting report in order to calculate a fixed-mobile termination rate. In accordance with Order 340/00, in 2001 TIM produced a cost accounting system based on Fully Allocated Historical Cost Data for the year 1999 (positive certification was issued by the advisor of the National Regulatory Authority at the end 2002). It also introduced an accounting system based on a FAC-CC model (Fully Allocated Cost on a Current Cost basis), as an intermediate step towards the adoption of long-run incremental costs to determine the fixed –mobile rates. In December 2001 the National Regulatory Authority adopted Order n. 485/01 requiring the SMP operators to prepare historical accounts for the year 2000.

With the recent Order no. 399/02, the National Regulatory Authority requested both historical cost data and Current Cost data for the year 2001. It also required a Long run incremental cost orientation for the year 2002 as the last step for cost orientation.

Numbering

In accordance with the Telecommunications Regulations and by the issuance of various Order 3 the National Regulatory Authority issued regulations related to Number Portability and Carrier Preselection as described below.

Number Portability (“NP”)

Since February 2000, following the National Regulatory Authority Order 4/99/CIR and 7/00/CIR, which is consistent with EU Directive 98/61/CE, Service Provider Portability (SPP) in fixed networks was introduced, including non-geographic numbers (Premium Rates, Freephone Numbers, Splitting Charges).

Service Provider Portability allows an end user to retain his number independent of the organization providing service, in the case of geographic numbers at a specific location (same Local Area) and in the case of other than geographic numbers at any location. Implementation of SPP is related to negotiations and technical implementation timing among operators. Telecom Italia upgraded its network and operational systems to be in a position to offer NP consistent with the requirements of the regulations. NP for non-geographic numbers started in May 2000. NP for geographic numbers is planned to develop along with unbundling of the local loop.

Number portability for mobile services was established during 2001 and commenced in April 2002.

On March 28, 2002, the National Regulatory Authority issued Order 7/02/CIR: by November 30, 2002 the National Regulatory Authority will determine the price of Mobile Number Portability (“per number costs”) which shall be equal to the one-off price that the operator receiving the customer/recipient must pay to the operator giving the customer/donor the price. Mobile Number Portability will apply starting January 1, 2003. “Per cost number” will not be higher than the price applied to fixed-line services as established by Order 10/00/CIR at €10.02. In January 2003, The National Regulatory Authority issued a new Order (13/02/CIR) setting a cap price for the portability charge. This charge can not be higher than the price established for Number Portability between fixed operators.

Carrier Preselection.    Carrier selection (call by call) has been operational since the end of 1998 for long distance (national and international) and fixed mobile calls. Carrier selection for local calls has been available since January 2000.

Since February 2000, in accordance with Order 3/99/CIR and 4/00/CIR, which introduced new obligations for the provision of Carrier Preselection (i.e., timing, minimum daily number of user activations), customers can make inter-district, international calls and calls to mobile networks using a pre-selected carrier as an alternative to Telecom Italia, without dialing the identifying code required. Since July 2000 customers have also been able to make local calls (within the same district) with a pre-selected operator.

Rights of Way

The Telecommunications Regulations prohibit public authorities from discriminating in the granting of rights of way for the installation of public telecommunications infrastructures. The National Regulatory Authority and the local public authorities can promote the sharing of such structures and rights of way. If the access to such rights of way cannot be granted to a new operator, the National Regulatory Authority and the local public authorities can allow the access to existing infrastructure. The parties involved agree on the commercial terms of the sharing of the existing infrastructure.

Decree Law No. 198 of September 4, 2002 establishes fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as strategic, and fixes precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and of cable ducts that need to be built following construction and maintenance work on civil works.

Public Concessions

The Telecommunications Regulations provided that by January 1, 1999, the Public Concessions were to be modified to make them consistent with the new regulatory framework, on the initiative of the National Regulatory Authority, with the aim of bringing the Public Concessions into line with the Telecommunications Regulations. All special or exclusive rights held by Telecom Italia under the former monopoly system, and not compatible with the introduction of competition, were to be considered abolished.

The National Regulatory Authority opened an inquiry on December 15, 1999 with the aim of bringing the Public Concessions into line with the new regulatory framework, modifying the content of the Public Concessions and eliminating the special and exclusive rights and obligations which were in conflict with the Telecommunications Regulations, such as approval by the Ministry of Communications of the long term and technical plans of Telecom Italia, the installation and operating of public telephone facilities in specific areas of the country, and the development of services in small centers.

At the end of its inquiry the National Regulatory Authority issued three individual licenses and a general authorization to Telecom Italia—formally notified on January 19, 2001:

•	An individual license for the installation and provision of public telecommunications networks, and for the provision to the public of voice telephone services (modification of the concessions and associated agreements formerly granted to SIP, Iritel and Italcable).

•	An individual license for the installation and operation of a network of coastal stations with the aim of providing mobile maritime services via Inmarsat satellite (modification of the concession and associated agreement formerly granted to Iritel).

•	An individual license for the plant and operation of radio-electric boarder stations, and the supply of mobile maritime services and mobile services via satellite through Inmarsat terminals (modification of the concession and associated agreement formerly granted to Sirm).

•	Authorization for the supply of satellite network and communications services (modification of the concession and associated agreement formerly belonging to Telespazio).

Each individual license included a list of specific charges, drawn up on the basis of the indications given by the ministerial Decree of November 25, 1997, containing “Provisions for the issue of individual licences in the telecommunications sector”.

The licenses and authorizations issued to Telecom Italia have the same expiry date as the Public Concessions (2012, according to Article 14 of Law No. 359/92, containing “Urgent measures for the rehabilitation of public finances”).

Pursuant to Law No. 448 of December 23, 1998, a new fee was instituted from January 1, 1999 to take the place of the license fee payable under the previous regulatory regime. The amount of the operating fee is based on a sliding scale (2.5% for 2001, 2.0% for 2002 and 1.5% for 2003). The Ministerial Decree of March 21, 2000 established that the fee should only be applied to revenues from installation activities and the supply of public telecommunications networks, local telephone service and mobile and personal service.

Under its Public Concession, Telecom Italia had the right to provide all mobile public telecommunications services, regardless of the technologies used. These rights were transferred to TIM as a consequence of the TIM Demerger. In accordance with the Presidential Decree No. 211 of August 1, 2002, the duration of TIM’s GSM concession is 20 years, commencing on February 1, 1995 (before such decree the duration was 15 years).

The Telecommunications Regulations provided that by January 1, 1999, the existing GSM concessions (Omnitel also was granted a GSM concession) were to be modified to make them consistent with the new regulatory framework. In March 2001 the GSM concessions were transformed into individual licenses.

TIM is also a holder of an individual license for radio mobile analogical (TACS) public service, for radio mobile paging public service and for the installation of their relative networks. The term of validity for the license corresponds to that of the original concession (2012 with a further five year extension according to the Order n. 286 issued by the National Regulatory Authority on September 25, 2002.

Licensed Operators

In December 2002, the number of licenses for the provision of both fixed voice telephony service and building public telecommunications networks and for mobile and satellite services granted by the Ministry of Communications and the National Regulatory Authority was about 209.

In the segment of mobile telecommunications services, one license was granted to the third national mobile operator (DCS-1800, GSM) Wind, which started on March 1, 1999, and another license (only for DCS-1800) was granted to the fourth national operator BLU, which started on May 16, 2000. Wind is the sole Italian telecommunications operator that was granted both a mobile and a fixed license at the time it started its operations. Fixed licenses have also been awarded to TIM (February 2001) and Omnitel. Mobile telecommunications services based on the DSC-1800 technology are also provided by the two GSM operators, TIM and Omnitel.

The Italian government awarded five UMTS licenses in Italy in December 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide the third generation mobile services. TIM committed to pay €2,417 million for its license, with €2,066 million paid in December 2000 and €117 million paid in November 2001 and November 2002. The remaining €117 million will be paid during 2003.

In 2002, Blu, the fourth operator, was acquired by TIM, with its customers transferred to Wind.

On August 1, 2002, TIM was granted individual licenses for the point multi-point system (Wireless Local Loop) on a frequency band of 27.5-29.5 GHz and a width of 112 MHz.

In accordance with Presidential Decree No. 211 of August 1, 2002, the duration of all individual licenses is now 20 years starting January 1, 2002 (before such decree the duration was 15 years). Transition towards the third generation will be gradual with an extensive launch of the service expected in 2004.

XDSL/ATM Broadband

In December 1999, Telecom Italia received temporary authorization from the National Regulatory Authority for the wholesale offering of ADSL/ATM access service to Other Licensed Operators and Internet Service Providers. In February 2000, Telecom Italia started the “always on” retail offering for fast internet access. The ADSL 640 wholesale offer has been partially modified by the National Regulatory Authority with order 217/00/CONS issued in April 2000. In February 2001, the National Regulatory Authority approved the Permanent Virtual Circuit (ADSL up to 2 Mbit/s and HDSL up to 155 Mbit/s technologies) offer as presented by Telecom Italia and authorized Telecom Italia to offer XDSL retail services branded as RING and FULL BUSINESS COMPANY from April 2001. At the end of 2002, ADSL 640 and XDSL wholesale services were available for about 70% of total lines; this percentage is expected to be 80% at the end of 2003. At the end of April 2003, the service is available in 1,300 towns.

Tariff and Pricing Policy

Overview

Telecom Italia operates in both domestic and international markets. Its pricing policy is established in accordance with existing regulations for Regulated Services, and in accordance with market and competitive factors.

Fixed Network.     Management believes that it is essential for Telecom Italia to have the flexibility to price its telecommunications services selectively in order to counter increased competition.

With Order 171/99 the National Regulatory Authority described the rules to be applied by Telecom Italia in setting the tariffs for the services offered. The Agency distinguished two kinds of tariffs. The first required prior approval by the Agency and applied to:

•	services under a price-cap obligation (RPI-X): the “X” is differentiated according to different levels of competition in the provision of the various telecommunications services (such as installation, connection charge, local voice calls, long distance voice calls, international voice calls);

•	services under cost-orientation and accounting separation obligations: Interconnection, Special Access and Leased Lines, due to the Significant Market Power of Telecom Italia in the provision of these services; and

•	services to be kept “affordable”, on the basis of the regulation concerning the universal service obligation.

The second category of tariffs required only a prior communication to the National Regulatory Authority itself and applied to so-called value added services for which a high level of competition exists.

Mobile Network.     GSM prices are established autonomously by each of the GSM Operators, taking into account, among other factors, structure and levels of prices/tariffs for interchangeable services (analog mobile services and basic telephony services) and the policies of the main European operators, subject only to the obligation to give the Ministry of Communications or the National Regulatory Authority, as applicable, 30 days’ notice of changes in prices. Since June 1998, subscribers’ TACS traffic fees were liberalized, so that TIM can modify all TACS prices according to its own strategy (but such fees may not be set lower than those for GSM).

Regulation of Tariffs and Pricing

On July 28, 1999, the National Regulatory Authority introduced the price cap mechanism to promote productivity and efficiency for Telecom Italia through December 31, 2002. The price cap mechanism related to:

•	rental and connection charges;

•	local charges;

•	trunk charges; and

•	international charges.

The Order stated that, on a yearly basis for three years (until December 2002), the reduction of overall customer expenditure had to be less than or equal to RPI + 4.5%. In the same Order, the National Regulatory Authority introduced specific subcaps on rental fees (RPI + 1%), local calls (RPI + 0%) and overall expenditure of residential customer (RPI-2.5%).

Following the EU Commission infringement procedure against Italy concerning the rebalancing of voice telephony tariffs (subscription fees, and charges for local, inter-district and international calls), on December 11, 2000, the National Regulatory Authority issued Order 847/00/CONS revising the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls. For the period from January 2001 through December 2002, the price caps in effect were as follows:

General price cap (installation fees; monthly rentals, local, national and international call charges)	RPI	-4.5%
Sub-price cap on overall expenditures of residential users	RPI	-2.5%
Sub-price cap on installation fees and monthly rentals	RPI	+6%
Sub-price cap on local call charges	RPI	+0%

The change compared to the previous price cap formulas was an increase from RPI + 1% to RPI + 6% in the sub-price cap on installation fees and monthly rental charges.

The general effect of the new price cap formulas for 2001 provided for an increase of up to 8.5% in Telecom Italia’s access service charges (i.e., subscription fee) and a reduction of 9.8% in Telecom Italia’s traffic charges.

Tariffs set on the foregoing basis are proposed directly by the operator to the National Regulatory Authority and, to the extent the National Regulatory Authority does not object within 30 days (reduced from 90 days), the tariffs will be considered to have been approved.

Prices for all other services (other than universal services) provided by Telecom Italia may be established without the approval of the National Regulatory Authority. Management believes that the ability to price each service (other than universal services) selectively is important to Telecom Italia’s competitive position.

The National Regulatory Authority on August 5, 2002, launched a public consultation on the possible renewal of the Price Cap Mechanism. From the results of this consultation, it is known that all interested parties are in favor of a reduced control of prices.

Telecom Italia believes the National Regulatory Authority agrees with the introduction of a Safeguard Cap: a mechanism more flexible than Price Cap, which should prevent Telecom Italia from raising its average price: this does not forbid a small raise of a single price, provided that reduction in other prices grant that the average increase is zero (or lower).

However, with Order 152/02/CONS, the National Regulatory Authority introduced another mechanism to control prices, based on price tests. Telecom Italia’s offers must undergo two tests:

•	Test 1 (costs): prices must be higher than the underlying costs of Telecom Italia. The purpose of Test 1 is to avoid dumping;

•	Test 2 (replicability): offers must be higher than the underlying costs of an efficient alternative Operator, including a predefined mark-up. The purpose of Test 2 is to ensure that other operators are able to compete with Telecom Italia.

In some case, it may happen that a specific offer lies between the range of variation of the two tests: in this case, the National Regulatory Authority will perform a specific analysis taking into account also existing offers by alternative operators (which may sell services at a level lower than the one identified by test 2).

Pricing Policy and Telecom Italia’s Tariffs

Tariff Rebalancing.    Telecom Italia commenced rebalancing in 1991 with further adjustments approved by the Ministry of Communications in 1993, 1994, 1996, 1997 and 1998, and by the National Regulatory Authority in 1999, 2000, 2001 and 2002. The adjustments have progressively rebalanced Telecom Italia’s tariffs to align them more closely to underlying costs, taking into account demand for its services, particularly with respect to international calls, and inflation. As a consequence, subscription fees have been raised, while the relationship between tariffs for local and domestic long distance calls has gradually been narrowed to a current ratio of approximately 1:1.8 for reduced rate calls and 1:3.6 for standard rate calls.

These tariff adjustments caused subscribers’ costs to remain unchanged in real terms in 1995, and decreased in real terms by 2.6%, 3.4%, 1.6% and 3.8% in 1996, 1997, 1998 and 1999, respectively; they decreased in real terms by 4.5% in 2000, 2001 and 2002, respectively.

These decreases should be compared to inflation rates as set forth in the table below

	Year ended December 31,
	1995	1996	1997	1998	1999	2000	2001	2002
	(%)
Inflation Rate	5.4	4.0	1.9	2.0	1.7	2.5	2.7	2.5

Rebalancing has been accompanied by a simplified tariff structure which has reduced the number of tariff schemes, and clarification of the price of the services being offered to customers. For example, in the case of domestic fixed public voice telephony services, during the year 2001 the local tariffs were extended to all trunk calls within the same area code, while for trunk calls between different area codes (long distance domestic calls) a weekend price was introduced, and the number of zones based on distance was reduced from three to two. During 2002, the following tariff changes were introduced:

From February 1, 2002:

–	monthly fee for residential customers: increase of +6.3%;

–	30 minutes per month of free local calls for residential customers (which brought an average overall reduction of local calls of about -8%);

–	reduction of the off-peak tariff for trunk calls (for all customers) to the level of weekend tariff (average overall reduction of about -5%).

From July 1, 2002:

–	monthly fee for business customers: increase of +4%;

–	monthly fee for residential customers: increase of +6.9%;

–	30 minutes per month of free local calls also for business customers (which brought a further average overall reduction of local calls of about -3%);

–	15 minutes per month of free trunk calls for residential customers (which brought an average overall reduction of local calls of about -9.5%);

–	changes in the structure of international tariffs: tariffs are now different (for some countries) if the called party is a fixed or a mobile customer (this does not take in account international roaming). The average spend does not change.

From December 30, 2002:

–	international zones are reduced from 7 to 6; the overall reduction in prices is about 5.6%.

Following the EU Commission infringement procedure against Italy concerning the rebalancing of voice telephony tariffs (subscription fees, and charges for local, inter district and international calls), on December 11, 2000, the National Regulatory Authority issued Order 847/00/CONS revising the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls. For the period from January 2001 through December 2002 the level of monthly rental sub cap was established at RPI+6% by the National Regulatory Authority’s Regulation 847/00/CONS.

With Order 469/01/CONS of December 19, 2001 the National Regulatory Authority established for 2002 the same level of monthly rental sub cap as that of 2001 (RPI+6%). On May 20, 2002 Telecom Italia notified the National Regulatory Authority of the final tariff changes relating to rebalancing, to be applied from July 1, 2002. Monthly rental for residential customers increased from € 11.36 to € 12.14.

Additional tariff rebalancing has been in effect since February 1, 2002. Residential basic subscriber charges were increased by 6.3% (from €10.69 to €11.36 a month, net of VAT) while the weekend rate (€0.02582 per minute plus the unit charge when the call is answered and VAT) was extended from 6.30 p.m. to 8 a.m. on weekdays and from midnight until midnight on Saturday, Sunday and public holidays for all local and long-distance calls.

On December 6, 1999, the National Regulatory Authority published Order No. 338/99, on fixed-to-mobile call prices: with this Order new and lower prices became effective on February 17, 2000 taking into account the reduction of termination charges and Telecom Italia retention. In 2001, the National Regulatory Authority concluded the proceedings on interconnection between fixed and mobile networks, begun in 2000, stating that TIM had observed the termination tariff for calls originating from the fixed network indicated in Order 338/99.

In 2001, the National Regulatory Authority published Order No. 485/01 CONS entitled “Guidelines for the regulatory accounting of operators with Significant Market Power” and Order 486/01 CONS that opens a public consultation on introduction of calculation methods for the maximum termination prices (price cap), as applied by operators with Significant Market Power.

The new charging regime provides for tariff levels which vary according to the type of originating calls from Telecom Italia’s fixed network (from Residential users, from Business customers, from public Payphones) and according to the called mobile network (Omnitel, TIM, WIND) and are independent from the type of subscription of the mobile customers (Family, Business).

For international traffic, the current rate structure continues to be optimized to correspond more closely with the type and volume of traffic and the evolution of competition in various geographic areas. Volume discounts and discounts based on the calling destination have been offered to business customers under the most recently implemented tariff structure.

For ISDN and telecommunications services provided through INs, tariffs will evolve in line with those for traditional telecommunications traffic, but are expected to involve specific tariff packages to stimulate growth.

Within the framework of the price cap mechanism and in observance of Resolution No. 847/00/CONS of December 11, 2000, the adjustments of February 1, July 1, and December 30, 2002 became effective and further reduced telephone expenses for residential and business customers. The adjustment of the monthly subscription charges was accompanied by further price reductions for local, out-of-district and international calls.

EU Telecommunications Law and Regulation

Italy is a member of the EU and, as such, is required to implement the directives issued by the EU. Although directives must be incorporated into domestic legislation to be fully effective, a directive or certain provisions of a directive may take effect automatically in a Member State on the prescribed deadline if it is sufficiently clear and specific, even if it is not formally adopted by such Member State by the prescribed deadline. If a directive is not formally implemented by the prescribed deadline, the only remedy available for an interested party is to seek damages against the Member State. Italy is also the addressee of various EU resolutions, recommendations and communications which are not legally binding, although politically important.

EU Directive on Competition in the Markets for Telecommunications Services and Networks

In June 1990, the European Commission adopted a Directive on Competition in the Markets for Telecommunications Services (“EU Directive 90/388”), which opened to competition telecommunications services other than fixed public voice telephony services. In particular, EU Directive 90/388 required the liberalization of circuit and packet switched data transmission, in accordance with regulations promulgated by each National Regulatory Authority. EU Directive 90/388 was formally implemented in Italy by Decree 103/1995.

On March 13, 1996, the European Commission adopted EU Directive 96/19, modifying EU Directive 90/388, which required the introduction of full competition in the telecommunications market, both for services and networks. In particular, EU Directive 96/19 called for liberalization of fixed public voice telephony services and the operation of networks to support such services by January 1, 1998. Pursuant to the Telecommunications Regulations implementing this EU directive and Law 650, the operation of telecommunications networks (other than for providing fixed public voice telephony services) was liberalized on effectiveness of the Telecommunications Regulations, and the offering of the infrastructure for the provision of fixed public voice telephony services has been liberalized since January 1, 1998. Under EU Directive 96/19, Telecom Italia published its standard interconnection offer.

In March 2001, the European Commission published in the Official Journal a notice concerning a draft directive on competition in the markets for electronic communications services, consolidating existing directives on competition in telecommunications market. The Directive makes reference to “electronic communications services” and “electronic communications networks” in order to take account of the convergence phenomenon which shapes the information technology, media and telecommunications industry, by bringing together under one single definition all electronic communications services and/or networks involved in the transmission of electromagnetic signals (i.e., fixed, wireless, cable TV, satellite networks). Among other provisions, the draft Directive provides that member States must remove exclusive and special rights in the provision of all electronic communications networks and in the use of radio frequencies. Also, dominant providers of electronic communications services must operate their public electronic communications networks and cable TV networks under separate legal entities. The directive was adopted by the European Commission on September 16, 2002 (Directive 2002/77/CE) and was published in the Official Journal on September 17, 2002.

Other Directives Relating to Liberalization of Telecommunications Services

Following the adoption of EU Directive 90/388, other directives and decisions were adopted by the European Commission including:

•	EU Directive 94/46 (the “Satellite Directive”), which liberalized satellite telecommunications services and EU Directive 88/301 relating to telecommunications terminal equipment (the “Telecommunications Terminal Equipment Directive”), which liberalized the market for terminal equipment, i.e. equipment directly or indirectly connected to the termination of a public telecommunications network used to send, process or receive information. The Satellite Directive was implemented in Italy by Law Decree No. 55 of February 11, 1997.

•	With Decision No 1215/2000/EC of May 16, 2000 the European Parliament and the European Council extended a coordinated authorization approach in the field of satellite personal communications services in the EU until December 31, 2003, implying that member States coordinate on authorization procedures with a view to authorizing the same satellite personal-communications services throughout the Community.

•	EU Directive 95/51 which allows CATV operators to provide through of their cable networks all telecommunications services. This directive was implemented in Italy by Law 650 and the Telecommunications Regulations.

•	EU Directive 96/2, liberalizing mobile telecommunications services within the EU (the “Mobile Telecommunications Directive”). The most important elements of the Mobile Telecommunications Directive implemented by Law 189 are the following:

•	Mobile telecommunications operators are authorized to construct their own infrastructure for the mobile network or to utilize infrastructure owned by third parties.

•	Direct interconnection among mobile networks is to be guaranteed.

•	The number of licenses for mobile telecommunications systems may be limited only on the basis of essential requirements and in case adequate frequencies are not available.

•	The conditions for granting licenses for access to frequencies and for interconnection to the fixed public telephony network shall be regulated with transparency, proportionality and non-discrimination.

•	Licenses to provide mobile telecommunications services using the advanced DCS 1800 digital technology were required to be issued by January 1, 1998.

Electromagnetic fields

In July 1999, the Council adopted a recommendation on the limitation of exposure of the general public to electromagnetic fields. The recommendation is based on a set of basic restrictions and reference levels as developed by the International Commission on non-ionizing radiation protection (ICNIRP) in the Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields. In accordance with the provisions contained in Recommendation 1999/519/CE, the Commission in April 2002 drew up the first Implementation report confirming the reference levels of exposure limits set by the 1999 Recommendation.

The ONP Directives

The EU directive relating to open network provision (“ONP”) (Council Directive 90/387/EC) (the “ONP Framework Directive”) sets out a body of principles for access to public telecommunications networks and services. The principles set out in this directive are intended to harmonize technical interfaces, usage conditions and rate principles throughout the EU and to insure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP segments. The implementation of the general principles set forth in the ONP Directive has been deferred to other directives, such as the EU directive relating to leased lines (Directive 92/44/EC) (the “Leased Line Directive”).

The Leased Line Directive, adopted following the ONP Directive, requires Member States to ensure provision of a minimum set of leased lines and to publish certain information concerning the characteristics of the service (e.g., period of supply, duration of the contract and quality standards). It also establishes that, in order to ensure transparency, the relevant tariffs should be on a flat-rate basis, consisting of an initial connection charge and a periodic rental fee. According to this directive, leased line tariffs must be cost oriented. On October 6, 1997, the European Parliament and the Council adopted an EU Directive amending the ONP Framework Directive and Leased Line Directive for the purpose of adaptation to a competitive environment in telecommunications (Directive 97/51/EC). This Directive establishes that the ONP obligations, in the new competitive environment, apply only to organizations with significant market power (25% of relevant market).

On December 13, 1995, the European Parliament and the Council adopted the EU directive relating to ONP voice telephony (the “ONP Voice Telephony Directive”) (Directive 95/62/EC), applying ONP regulation to voice telephony services. This directive provides rules for publication of information, quality of services, subscription contracts, tariffs, accounting principles and access and use conditions.

On February 26, 1998, the European Parliament and the Council adopted the EU Directive on the application of ONP to voice telephony and on universal service for telecommunications in a competitive environment (Directive 98/10/EC). This Directive replaces the ONP Voice Telephony Directive, ensures the availability throughout the European Community of good quality fixed public telephony services and defines the set of services to which all users should have access in the context of universal service, in the light of specific national conditions, at an affordable price.

Licenses.    On April 10, 1997, the European Parliament and the Council adopted the EU directive relating to general authorizations and individual licenses, establishing a common framework for general authorizations and individual licenses and defining the conditions attached to such authorizations and licenses (Directive 97/13/EC).

Interconnection.    On June 30, 1997, the European Parliament and the Council adopted the EU directive relating to interconnection, establishing a common framework for interconnection obligations and interconnection tariff principles (Directive 97/33/EC). This Directive, that applies to organizations providing publicly available telecommunication services/networks, requires Member States to remove restrictions which prevent commercial negotiation about interconnection in accordance with EU Law. In particular all organizations providing public networks and/or publicly available telecom services:

•	have the right and the obligation to negotiate interconnection;

•	must publish terms and conditions for interconnection, including points of interconnection and interface specifications (reference interconnection offer);

•	must offer interconnection services applying ONP principles of non-discrimination and transparency; and

•	must introduce accounting separation for interconnection.

In late 1997, the Commission adopted Part 1 of a “Recommendation on Interconnection in a Liberalized Market”, which was officially approved on January 8, 1998. The purpose of this Recommendation was to make available to the national regulatory authorities in the Member States information concerning best practice for interconnection pricing and accounting separation, based on experiences from liberalized telecommunications markets around the world. In particular, Part I of this Recommendation concerned the pricing of call termination on networks operated by operators with significant market power. The Commission recommended maximum interconnection charges to be applied by such operators starting January 1, 1998. Part 2 of the Recommendation, which was officially adopted on April 8, 1998, aimed at ensuring transparency in the methods used for calculating interconnection charges. This Recommendation concerned the implementation of accounting separation and cost accounting systems by operators identified by their national regulatory authorities as having significant market power in accordance with Directive 97/33. The purpose of accounting separation, promoting the principles of transparency and cost orientation is to provide an analysis of information derived from the accounting records which reflect the performance of the different segments of the business as if they had been operated as separate businesses. The Commission adopted an amended Recommendation in March 2000. It has reviewed the best current practice charges for 2000 and saw no need to change them for 2001. On February 22, 2002 the Commission adopted a recommendation introducing further amendments to Recommendation 98/195/EC (previously amended by Recommendation 2000/263/EC), phasing out the Commission’s benchmarking exercise for call termination charges on fixed networks operated by organizations with significant market power. However, the points in the Recommendation concerning costs have not been amended.

Commission’s Communication Concerning the Introduction of Third Generation Mobile Communications in the EU.

On December 14, 1998, the European Parliament and the EU Council adopted decision 128/99/EC with the aim at facilitating the coordinated introduction of a third generation mobile and wireless communication system (UMTS) in the Community, on the basis of internal market principles and in accordance with commercial demand.

In March 2001, the Commission published a Communication concerning the introduction of third generation Mobile Communications in the European Union. The Communication confirmed the confidence the Commission has in the Third generation market perspectives, while recalling the underlying policy objectives in terms of building the Information Society, capitalizing on the success of Second generation, securing jobs, and preserving and expanding the lead the EU has on mobile communications in terms of technology development, competitiveness and service deployment. The Commission began a dialogue with the member States, operators and manufacturers in order to consider specific means to facilitate deployment of Third generation, and, among others, the conditions to permit network infrastructure sharing, which the Commission favors. On June 12, 2002, The Commission produced an analysis of the situation of 3G today, adopting a Communication entitled “Towards a full roll out of third generation mobile communication”. The Communication provides an overview of the 3G sector, focusing on the technological aspects, the new regulatory framework, the secondary trading of spectrum and on the obstacles to the roll out of 3G networks, such as environmental and local planning issues and health concerns.

Leased Lines Pricing

The Commission adopted, on November 24, 1999 a Recommendation on Leased Lines Interconnection prices for a liberalized telecommunications market.

Pricing of services for the interconnection of leased lines have to be provided in the RIO of public fixed network operators designated by the national regulatory authority as having significant market power in accordance with Directive 97/33/EC.

The Recommendation takes the form of a set of recommended price ceilings based on the prices in the three lowest cost Member States. Where charges are above the price ceilings, the National Regulatory Authority is to use its rights under article 7(2) of the Interconnection Directive (97/33/EC) to request full justification of the charges, and, if appropriate, require these charges to be lowered.

Local Loop unbundling

In response to the conclusions of the special European Council in Lisbon in March 2000 and to the commitments made in the Commission’s Communication on the results of the public consultation on the 1999 Review, the Commission proceeded with a separate legal measure on Local Loop Unbundling distinct from the proposal for a Directive on Interconnection and Access.

In December 2000, the European Parliament and the European Council adopted Regulation No. 2887 (“Regulation 2887”) on local loop unbundling. Regulation 2887 is concise, consisting of only five articles. The decision to use a regulation on LLU instead of a Directive was made because regulations do not require time for transposition and are immediate in effect once adopted. Regulation 2887 covers unbundled access to the access to the local loops and related facilities of fixed public telephone network operators that have been designated by the national regulatory authority as having Significant Market Power in the provision of fixed public telephone networks. Notified operators are required to publish December 31, 2000 and keep updated, a reference offer for unbundled access to their local loops and related facilities. Operators are required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities under transparent, fair and non-discriminatory conditions, and charge prices for such services set on the basis of cost-orientation.

When the National Regulatory Authority determines that the local access market is sufficiently competitive, it shall relieve the notified operators of the obligation for cost-oriented prices.

Radio spectrum policy

In July 2000, the Commission presented a proposal for a decision of the European Parliament and of the Council on a regulatory framework for radio spectrum policy in the European Community, which is intended to ensure the harmonized availability and efficient use of radio spectrum, where required to implement Community policies in areas such as communications, transport, broadcasting and research and development. The proposal draws upon the experience gained with Community decisions in the areas of satellite Personal Communications Services and UMTS. The decision was adopted on March 7, 2002 and published in the Official Journal on April 24, 2002. The decision seeks to complement, rather than to replace, the spectrum management activities of ITU/WRC and CEPT and of the member States by providing for a Radio Spectrum Committee which the Commission will consult periodically on relevant matters, thus contributing to the formulation, preparation and implementation of the Community radio spectrum policy.

Moreover, the Commission has announced its intention to adopt a Decision to establish a Radio Spectrum Policy group (RSPG), whose main function would be to advise the EU the Commission on the requirements and on the co-ordination of policy approaches and harmonized conditions related to radio spectrum. The decision was adopted in Summer 2002.

Voice over Internet

On December 22, 2000 the Commission published in the Official Journal a Communication on the status of voice services over the Internet. This updates a similar notice issued in January 1998 and follows a public consultation held in 2000.

The Commission considers that Internet telephony in general continues to fall outside the definition of voice telephony, except where Internet telephony meets each of the conditions established in the Directive as set out in the 1998 notice. This means, that Member States should normally continue to allow Internet access/service providers to offer voice on Internet under data transmission general authorizations, and that no mandatory requirement for an individual license is required. Conversely, voice communication services fulfilling the four conditions enshrined in the Directive and therefore appearing as substitutes for voice telephony services provided by traditional means should be regarded as voice telephony and be submitted to the relevant regulatory regime, in consideration of the principle of technological neutrality.

VAT and Electronic commerce

The Commission tabled in June 2000 proposals for a regulation to amend Reg. 218/92 on VAT and electronic commerce and for a Directive to amend the VI VAT Directive. The Commission’s proposal aims to ensure that certain electronically delivered services are taxed at the place of consumption. The proposals also clarify that VAT would apply to television and radio broadcasting services that are supplied on a subscription or pay-per-view basis. On May 7, 2002 the Council adopted the Commission’s proposal for the Directive. According to the new rules, EU suppliers will no longer have to levy VAT when they sell certain electronic services to non-EU Member States. Non-EU suppliers selling into the EU to private consumers would have to charge VAT and register for VAT purposes in one of the Member States. The new rules will need to be implemented by July 1, 2003.

Concerning the regulation, the Council reached a political agreement on the proposal in February 2002 but the Parliament needs to be consulted on the draft Regulation. Moreover, in November 2000 the Commission proposed a proposal for a Directive on the harmonization of the rules relating to VAT invoicing. The Directive 2001/115/EC was adopted and published on the Official Journal on December 20, 2001. The directive amends the existing provision on VAT invoices contained in the VI VAT directive to take account of electronic commerce. It contains provisions which aim at harmonising the statements that must be included on invoices for VAT purposes, allowing invoices to be transmitted and stored electronically, and enabling competent authorities of a Member State to access electronic invoices that are stored in other Member States.

On June 8, 2000 the European Parliament and the Council adopted Directive 2000/31/CE on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market (Directive on electronic commerce).

This Directive disposes the free circulation of the Information Society services in the Internal Market, the exclusion of prior authorization for the services’ offer, the general information to be provided by the service provider, the possibility to conclude contracts by electronic means, the general non liability of intermediary service providers at certain conditions (mere conduit).

Internet Domain Name

In April 2000 the Commission published a Communication on the organization and management of the Internet—International and European policy issues 1998-2000. The EP adopted a resolution in March 2001.

Moreover, a Communication on the follow-up of the Working paper on the creation of .EU. Internet top level domain was published by the Commission in July 2000.

On April 22, 2002 the European parliament and the Council adopted a Regulation on the implementation of the .eu Top Level Domain, which sets out the framework to allow companies, organizations and individuals to register a .eu domain name address provided that they are established or reside in the EU. The regulation also provides for a register which will be the entity responsible for the organization, administration and management of the .eu top level domain.

Public procurement

On May 12, 1999, the EU Commission adopted a Communication including a list of services regarded as excluded from the scope of Council Directive 93/38/EEC coordinating the procurement procedures of entities operating in the water, energy, transport and telecommunications sectors (under Article 8 of this Directive, the Commission may exempt services from the application of the public procurement rules where it believes competition has developed sufficiently).

The Commission has thus reached the conclusion that public contracts relating to most telecommunications services in most Member States should be considered excluded from the scope of the Utilities Directive.

Television without Frontiers

On October 3, 1999 the Council adopted a Directive “on the coordination of certain provisions laid down by law, regulation or administrative action in Member States, concerning the pursuit of television broadcasting activities” (Television without Frontiers, 89/552/EEC)). This Directive was amended by the Directive 97/36/EC.

It provides specific regulation on the insertion of the advertising during programs, advertising ceilings during one hour and during one day, minor protection measures and the possibility by Member States to adopt more strict rules than those fixed in the Directive.

In April 2003 a public consultation began, in order to eventually update the Directive in view of adapting it to the new market and technological context.

The 1999 Review

It was intended that the 1998 regulatory package be reviewed by January 1, 2000. The Commission started a number of studies on the following subjects: (i) remaining barriers in the EU-wide telecommunications market; (ii) assessment of the interconnection situation in the EU; (iii) fixed-mobile convergence/integration; (iv) consumer demand; (v) quality of telecommunication services and consumer protection; (vi) need for a European regulator; and (vii) universal service obligations.

As a result of the above-mentioned studies, the Commission proposed the following five Directives:

•	a common regulatory framework for electronic communications networks and services (“Framework Directive”);

•	the authorization of electronic communications networks and services (“Authorization Directive”);

•	access to, and interconnection of, electronic communications networks and associated facilities (“Access Directive”);

•	universal service and users’ rights relating to electronic communications networks and services (“Universal Service Directive”); and

•	the processing of personal data and the protection of privacy in the electronic communications sector (“Personal Data Directive”).

The Framework, Authorization, Access and Universal service Directives were adopted in March 2002 and published in the Official Journal on April 24, 2002. Member States must adopt these Directives into their own laws by July 24, 2003. The new Directives will substantially change the existing regulatory framework.

Framework Directive.    In an important change described by the Commission as “rolling back regulation”, the Directive redefines the concept of Significant Market Power and the threshold for imposing obligations on certain operators. The directive amends the current definition of Significant Market Power based on a 25% or more share of the relevant market.

In the Directive, the notion of SMP is based on the concept of dominant position, calculated in a manner consistent with competition law practice. Significant Market Power implies the application of rules in accordance with the conditions imposed by the other Directives.

Authorization Directive.    The Authorization Directive provides for electronic communications services and networks to be provided under general authorization. Licenses will no longer be required and specific rights of use would be granted, separately from authorizations, for the assignment of radio frequencies and numbers.

A notification will require only the following elements:

•	a declaration of the intention to start operation;

•	contact information of the company requesting the authorization; and/or

•	a short description of the service provided.

Upon notification the company can start to operate a network and provide services, provided that it has the right to use radio frequency and numbers if needed. No information should be required prior to, or as a condition for, market access. Nonetheless, Member States could require some justified information (listed in the proposal) from undertakings.

Access Directive.    The Access Directive represents a significant departure from the current Interconnection Directive 97/33/EC which sets out common obligations to be followed by Significant Market Power operators in all Member States.

Under the directive, national regulatory agencies will have flexibility to select which access and interconnection obligations to impose on operators notified as having Significant Market Power in relevant markets. A maximum list of obligations is contained in the directive. The proposed operators with rights and obligations to interconnect are essentially the same as those defined in the current ONP Interconnection Directive.

National regulatory agencies will carry out an analysis of the competitiveness of a designated list of relevant product and service markets and identify which operators (if any) have Significant Market Power on any of the particular markets. A National Regulatory Authority will be able to impose price controls, including obligations for cost orientation of prices and obligations concerning cost accounting systems, for the provision of specific types of interconnection and/or access services.

National regulatory agencies will also be able to impose obligations for transparency, non-discrimination, and accounting separation on Significant Market Power operators in relation to interconnection and/or network access. These obligations are carried over from the current regulatory framework.

Universal Service Directive.    The Universal Service Directive replaces the existing directive on voice telephony and universal services. The Directive also contains rules on number portability, carrier selection and carrier pre-selection which are currently in the Interconnection Directive. The directive also covers the provision of leased lines and other mandatory services as well as a number of issues concerning users’ rights, such as contracts, tariff transparency and information and quality of service.

In general, the existing requirements for the provision of universal service, voice telephony facilities and leased lines will remain in place, at least for the time being. The principal changes are described below.

In an important section on retail price regulation (up to now only covered in national law), it is proposed that, when an operator has Significant Market Power in the provision of access to, and use of, public telephone services, the National Regulatory Authority must:

•	determine appropriate mechanisms for retail price control, such as price caps or specific price floors and ceilings;

•	ensure that the Significant Market Power operator sets prices at normal commercial levels;

•	notify to the Commission the names of organizations subject to retail price control; and

•	retail price control mechanisms should not be applied where effective competition exists.

The directive also provides for the extension of the requirement for number portability to mobile operators.

The processing of personal data and the protection of privacy is currently regulated by the general Data Protection Directive (95/46/EC) with specific issues in the telecommunications sector addressed by the Data Protection and Telecommunications Directive (97/66/EC).

Data Protection Directive

In July 2000, the Commission published a Draft proposal for a Directive for data protection on the Electronic Communications sector. It aims at replacing directive 97/66 of 1997 on the processing of personal data and the protection of privacy in the telecommunications sector by updating and adapting it to market and technological development.

On July 12, 2002, Directive 2002/58/CE was adopted on the treatment of personal information and on the safeguarding of privacy in the electronic communications sector. The new directive abrogates and replaces the above-mentioned directive 97/66.

The main changes are the extension of scope and technological neutrality. The principle of technological neutrality implies that “consumers and users should get the same level of protection regardless of the technology used. “Telecommunications services and networks” would be replaced by “electronic communications services and networks” in line with the proposed common Framework Directive.

The scope of the new directive is to include networks used for radio and television broadcasting and cable TV networks, irrespective of the type of information conveyed (these were excluded from Directive 97/66/EC) but would exclude content of broadcasting transmissions.

Guidelines on Market Analysis

In March 2001 the Commission published Draft Guidelines on market analysis and the calculation of Significant Market Power. The Commission has called for public comments and an exchange of views among the interested authorities and different market operators. The Guidelines set out the principles for use by national regulatory authorities in the analysis of effective competition, when determining whether an operator has significant market power. Operators having significant market power may be subject to obligations under other Directives in the regulatory package. The guidelines were adopted in July 2002.

On June 17, 2002, the Commission issued the draft of the Recommendation on the list of markets to which the new framework will be applied and a working document, for opening the public consultation on the Recommendation in accordance with Art. 15(1) of the Framework Directive. The Recommendation was adopted in February 2003.

Recommendation on relevant markets

Article 15(1) of the Framework Directive requires the Commission to adopt a Recommendation on relevant product and service markets. The Recommendation aims at identifying markets for which competition law remedies may be insufficient to effectively redress possible market failures.

The Recommendation was adopted on February 11, 2003 and identifies 18 relevant markets at retail and wholesale level. The range of different network topologies and technologies deployed across the EU means that in some cases National Regulatory agencies must decide the precise geographical boundaries between, or elements within, particular product and service markets identified in the Recommendation. National regulatory authorities may identify markets that differ from those of the Recommendation, provided they act in accordance with Article 7 of the Framework Directive.

Recommendation on remedies

The recommendation is under preparation by the Commission. The purpose of this recommendation will be to indicate to the respective national regulatory authorities which remedies have to be applied according with the principle of proportionality in order to achieve the objectives set out in the Framework directive. The Recommendation is at the earliest stage (no draft yet) and it should be adopted within the year 2003.

Competition Law

Telecom Italia is subject to Law No. 287 of October 10, 1990 (“Law 287”), the Italian competition law of general application, to the substantive rules of the Maccanico Law (“Law 249”) and to the competition rules of the EU. Law 287 forbids:

•	agreements (including resolutions and concerted practices) aimed at fixing prices, limiting production or access to markets and technological developments, sharing of markets, applying different conditions for the same services to the detriment of competitors, and subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract;

•	abuses of dominant position (including practices aimed at fixing prices, limiting production or access to markets and technological developments, applying different contractual conditions for the same services to the detriment of competitors, as well as subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract); and

•	concentrations of enterprises (i.e., mergers, acquisitions of controlling interests and concentrative joint ventures) which would result in the creation or strengthening of a dominant position. All concentrations in relation to which the combined overall turnover, in Italy, of the companies involved is higher than €377 million or the turnover of the company being acquired is, in Italy, higher than €37 million, must receive a prior authorization from the Antitrust Authority. These thresholds are adjusted every year to take account of inflation. Failure to file prior notification of a concentration to the Antitrust Authority will result in a fine from 1% to 10% of the turnover of the parties involved in the concentration, or higher in the case of fines for violation of a prohibition of a concentration.

Law 287 is administered by the Antitrust Authority which, either on its initiative or following a complaint submitted by any interested party (the “Interested Party”), has the power to investigate and ascertain compliance with Law 287. When the Antitrust Authority finds prima facie evidence that Law 287 has been violated, the parties involved (including the Interested Party) are notified of the opening of a formal investigation. The party under investigation (the “Investigated Party”) and the Interested Parties shall then have the right to be heard and to file written arguments with the Antitrust Authority. Pending the investigation, the Antitrust Authority may also require the parties involved and third parties to disclose information or to submit documents that it considers useful for the investigation. In addition, the Antitrust Authority may appoint experts and carry out direct inspections at the Investigated Party’s premises in order to examine and seize relevant documents.

If at the conclusion of the investigation the Antitrust Authority determines that Law 287 has been violated, it orders the Investigated Party to cure the relevant violation and, in the case of serious violations, imposes fines up to 10% of the turnover relating to the relevant activities. Any failure to comply is sanctioned with an additional fine up to 10% of the turnover of the Investigated Party.

With respect to competition matters, the decisions of the Antitrust Authority are considered administrative acts and may be appealed before the TAR of Lazio, based in Rome, for violation of law, abuse of power and lack of jurisdiction. The TAR may either reject the appeal or declare the Antitrust Authority’s decision null and void. The TAR, upon request of the complainant, may also suspend the enforcement of the decision of the Antitrust Authority. The TAR’s judgments may be further appealed before the State Council, whose decision is final.

The Antitrust Authority has no powers other than those indicated above. It may not issue provisional injunctions or impose liquidated damages for abuses of dominant positions. For these remedies, Law 287 confers special jurisdiction on the Court of Appeal that has jurisdiction over the relevant case.

In addition to Law 287, the Maccanico Law confers upon the National Regulatory Authority the power to enforce provisions aimed at ensuring pluralism in the communications sectors, including radio and television broadcasting activities.

Moreover, the competition rules of the EU (“EU Competition Law”) also have a direct effect in Italy. The main principles of EU Competition Law are contained in Articles 81 and 82 of the Treaty of Rome. Article 81 prohibits agreements or concerted practices between undertakings that may affect trade between Member States and has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade between Member States. These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, and through the national courts. The Antitrust Authority has the power to apply Article 81(1) and Article 82, following its own procedures and imposing, if necessary, the fines provided for under Law 287. In September 1991, general guidelines were published by the European Commission on the application of EU Competition Law in the telecommunications sector. In August 1998, the European Commission published a notice updating the 1991 guidelines. These guidelines outline the EU’s approach to common competition issues.

On December 11, 1996, the Commission adopted a Communication on the application of the competition rules to access agreements in the telecommunications sector. The purpose of this notice is:

•	to set out access principles stemming from EU law in order to create more market certainty;

•	to define and clarify the relationship between competition law and sector specific regulation; and

•	to explain how competition rules will be applied in a consistent way across the converging sectors. On October 3, 1997, the EU adopted a further communication on the definition of the relevant market for the purpose of EU competition law. The aim of this notice is to provide guidance as to how the Commission applies the concept of relevant product and geographic market in its ongoing enforcement of EU competition law.

In April 1999, the Commission adopted a White Paper on modernization of the rules implementing Articles 81 and 82 of the EC Treaty, which examined various options for reforming the system and proposed the adoption of fundamentally different enforcement system called a direct applicable exception system. Such system is based on the direct applicability of the exception rule of Article 81.3, implying that the Commission and national competition authorities and courts would apply Art. 81.3 in all proceedings in which they are called upon to apply Art. 81.1, which is already directly applicable.

In September 2000, the Commission presented a Proposal for a Council regulation on the implementation of the rules on competition which provides for the abolition of the Commission exclusivity in the application of art. 81.3; a system of legal exception and evaluation ex post of the agreements; an effective decentralization of the enforcement of EU competition rules; and the strengthening of Commission’s investigation powers. Further to the debate at the European parliament in December 2001, the Council adopted Regulation No 1/2003 on December 16, 2002 implementing Articles 81 and 82 of the EC Treaty. This regulation will replace Regulation 17/62 when it comes into force on 1.5.2004. Until then, Regulation 17/62 remains in force. The new Regulation simplifies the way in which the EC Treaty’s antitrust rules are enforced in the European Union. Most importantly, the new Regulation abolishes the practice of notifying business agreements to the Commission, therefore reducing bureaucracy and legal costs for companies. The simplified system of the new Regulation is designed to facilitate the effective enforcement of the antitrust rules in the EU comprising more than 15 Member States. The new regulation allows national courts and competition authorities to directly apply Article 81(3) without prior involvement of the Commission.

Under the Regulation, where the trend of trade between Member States, the rigidity of prices or other circumstances suggest that competition may be restricted or distorted within the common market, the Commission may conduct an inquiry into a particular sector or into a particular type of agreements across various sectors. The Commission may request the undertakings or associations concerned to supply all the information necessary for giving effect to Arts. 81 and 82 of the Treaty and may carry out any inspections necessary for that purpose.

Under Regulation 17/62, in October 1999, the Commission launched the first phase of sectoral inquiries into telecommunications, regarding the conditions for providing and pricing of leased lines. In September 2000, the Commission published a Working document on the initial findings of the leased lines sector inquiry. In December 2002, the European Commission announced that it is closing the sector inquiry into leased lines pricing together with two cases concerning Belgium and Italy.

In February 2000, the European Commission launched the second phase of the investigation on competition rules into the telecommunications sector, sending out formal information requests concerning the conditions and pricing of national and international mobile roaming. In December 2000, the Commission published the Working Document on the preliminary findings of this phase of the sector inquiry. In July 2000, the Commission sent a request for information to the incumbent telecommunications operators to find out whether, and under what conditions, they allow their competitors access to the local loop. In July 2001, the Commission sent a questionnaire to new entrants asking to identify the remaining difficulties in obtaining local loop access. The purpose of the enquiry is to detect any abuses of a dominant position. These new requests for information mark the third stage of the sectoral enquiry on the telecommunications industry. The evaluation of the information collected is still ongoing.

On December 11, 2001 the European Commission issued a Green paper on the Review of Council Regulation (EEC) No 4064/89, concerning mergers with community dimensions. The Commission seeks to launch a wide ranging debate on the functioning of the EU merger control regime based on the experience gained during the last 10 years. On December 11, 2002 the Commission published a proposal for a Council Regulation on the control of concentrations between undertakings. The proposal tackles jurisdictional issues (such as the notion of concentration and the community dimension), substantive issues (such as the concept of dominance) and Procedural issues (such as the timing of notifications, the suspension of proceedings, etc.).

In December 2002 the Commission published also Draft Guidelines on horizontal mergers (which addresses the issue of oligopolies and collective dominance) and draft Best Practices on the conduct of EC merger control proceedings. The consultation process is still ongoing.

The Commission finds it is the appropriate time to review the Regulation, to ensure effective, efficient, fair and transparent control of concentrations at the most appropriate level.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

Access charge:    Amount paid per minute charged by the national operators for the use of their network by operators of other networks. Also, known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line):    A copper based access technology that allows a telephony channel and a digital channel (from 1.5-8 Mbit/s) to be carried from the network to the customer (downstream) and a telephony channel and a low bit rate digital channel (16-64 Kbit/s) to be carried from the customer to the network (upstream). It is generally utilized in conjunction with an ATM transport network.

Analog:    A transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

Analog network:    A network using analog technology with circuit switching, capable of connecting one user with all the others, but with limited transmission capacity.

ATM (Asynchronous Transfer Mode):    A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

Backbone:    A primary shared communication path that serves multiple networks and may facilitate communications between different protocols.

Broadband services:    Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast:    Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System):    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System OSS.

Business Packet:    The Italian packet-switching data network.

Carrier:    Traditionally, the carrier is the company that makes the physical lines available.

CATV (Cable television):    Cable or fiber-based distribution of TV programs.

Cellular:    A technique used in mobile radio technology to use the same spectrum several times in one network. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel:    The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Closed User Group:    A group of telecommunications users that share a longstanding economic interest. This definition has arisen in a regulatory context; it permits the partial liberalization of some telecommunications services.

Coaxial cable:    A type of electrical cable in which a central conductor covered by an insulator is then surrounded with a cylindrical conducting sheath whose axis coincides with that of the central conductor, hence the term “coaxial”.

Corporate Network:    A network, which could be a virtual private network, provided by a corporation for its own use and possibly for that of other corporations. The network’s features are tailor-made to address the specific need of the client. It is separate from the network provided by the national telecommunications carrier, but it may be connected to the latter for the use of selected facilities.

Data Network Access Point:    Unit of measurement used in data network business.

DCS 1800 (Digital Communication System):    A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital:    A mode of representing a physical variable such as speech using digits 0 and 1 only which vary in relation to the variable being represented. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection for external interference.

District traffic:    Long distance telephone calls within the same area code.

ESPRIT (European Strategic Programme for Research and Development in Information Technologies):    A program financed by the EU to sponsor research and development in information technology.

Exchange:    See Switch.

Frame Relay:    A data transmission service using fast protocols based on direct use of transmission lines.

Gateway:    A connection between the LANs and WANs of one or more suppliers. Can also mean the access nodes to international networks of various kinds.

GPS (Global Positioning System):    A constellation of satellites, orbiting the Earth two times a day, that is able to pinpoint precisely where a certain object is on Earth.

GSM (Global System for Mobile Communications):    A standard for mobile cellular telephony used in Europe, Asia, South Africa and Australia, based on digital transmission and cellular network architecture with roaming.

GSM TIM Card:    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

IN (Intelligent Network):    Network architecture that centralizes processing of calls and billing information for calls.

INTELSAT (International Telecommunications Satellite Organization):    An international organization formed in 1964 to provide satellite communications among countries.

Interactive:    The user can change some aspect of the program received.

Internet:    The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

ISDN (Integrated Services Digital Network):    A system in which several services (e.g., speech and data) may be simultaneously transmitted end to end in digital form.

ITU (International Telecommunication Union):    The worldwide policy, spectrum regulation and standardization body in telecommunications operating under the auspices of the United Nations.

LAN (Local Area Network):    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Modem:    Modulator/Demodulator. A device that modulates digital data to allow their transmission on analog channels, generally consisting of telephone lines.

Multimedia:    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network:    An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fibre optic or metallic cable or point to point radio connections.

Nodes:    Topological network junction, commonly a switching center or station.

ONP (Open Network Provision):    Principles and conditions laid down by the EU for access to and usage of public telecommunications networks and services. A network architecture that permits telecommunications services to be offered on facilities of public operators and for equipment to be connected to such networks.

Optical fiber:    A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

OSS (Operations Support System):    Methods and procedures (mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Outsourcing: Hiring outsiders to perform various telecommunications services, which may include planning, construction, hosting of a network or specific equipment belonging to a company, and, ultimately, the management of entire telecommunications systems. Value-added applications may also be provided in various sectors.

PABX:    Private Automatic Branch Exchange. Telephone switchboard for private use, but linked to the national telephone network.

Packet-Switched Services:    Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

Pay-Per-View:    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV:    Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, connected to a conditional access system.

PCN (Personal Communications Network):    PCN is a cellular telephony network designed to have the high capacity required to support a mass market service.

PCS:    Means personal communications services.

Penetration:    The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100 on such a date.

Platform:    The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

POTS (Plain Old Telephone Service):    The basic telephony service supplying standard, single-line telephones, fixed-line services and access to public voice telephony network.

PSTN (Public Switched Telephone Network):    The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract.

Satellite services:    Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SDH Standard (Synchronous Digital Hierarchy):    The European standard for high-speed digital transmission.

Service Provider:    The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SME:    Refers to the small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

SOHO:    Refers to the small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

Switch:    These are used to set up and route telephone calls either to the number called or to the next switch among the path. They may also record information for billing and control purposes.

Switched Transit Traffic:    Consists of calls placed between two other countries that are routed through the Italian fixed network.

Synchronous:    Type of data transmission in which there is permanent synchronization between the transmitter and the receiver.

TACS (Total Access Communication System):    An analog cellular network using the 900 MHz band based on a European standard also used in the UK, Ireland, Austria and Spain. Features include handover and available add-on services include answering, call notification, call transfer, differentiation of business and private calls, authorization code for outgoing international calls and itemized billing.

UMTS (Universal Mobile Telecommunication System):    Third generation mobile communication system.

Universal service:    The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services):    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addresses and terminals; e-mail; fax; teletex; videotex and videotelephone.

Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VAN (Value-added Network):    A type of public network that leases basic transmission facilities from a common carrier, adds features that enhance the service and provides the improved communications capability to end users. Automatic alternate routing network management and error correction are examples of the value added.

Videotex:    A service pursuant to an ITU standard, permitting remote access to database by telephone.

VPN (Virtual Private Network):    A network designed for a business or government agency, using the infrastructures of a carrier and providing customized services, which operates in such a manner as to appear dedicated to the user thereof.

WAN (Wide Area Network):    A private network that covers a wide geographic area using public telecommunications services.

WAP (Wireless Application Protocol):    A Technology which allows access to Internet using mobile radio sets, even without the use of a computer.

DESCRIPTION OF PROPERTY

General

As of December 31, 2002, the Telecom Italia Group owned approximately 7,200 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of the Telecom Italia Group’s continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

The principal categories of the Telecom Italia Group’s equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. The Telecom Italia Group also has numerous computer installations which are primarily located at the headquarters of the Telecom Italia Group’s significant subsidiaries.

At December 31, 2002, telecommunications installations, including local and domestic long distance networks and radio transmission equipment, represented approximately 77% of the fixed assets of the Telecom Italia Group, land and buildings represented 11%, plant under construction, advances to suppliers and stock for fixed assets represented 8%, and furniture, office equipment and other equipment, technical installations and machinery comprised the remaining 4%.

As of December 31, 2002, the total amount of liens, mortgages and pledges on real property owned by the Telecom Italia Group was €254 million. Such liens, mortgages and pledges do not represent major encumbrances on fixed assets and on the material plans to expand or construct new facilities.

An important element of Telecom Italia’s restructuring plan was to realize value on its extensive real estate portfolio.

In November 2000, Telecom Italia established a partnership with Beni Stabili, a leading Italian real estate operator, and Lehman Brothers to manage a significant portion of Telecom Italia’s real estate portfolio.

Telecom Italia contributed a going concern including an important portion of its real estate portfolio to IM.SER and subsequently sold 45% of this company to Beni Stabili and 15% to Lehman Brothers.

The real estate portfolio originally held by IM.SER consisted of 581 properties, totaling 3.7 million square meters and was composed of two parts, the “Real Estate Investment Portfolio” and the “Real Estate Trading Portfolio”:

•	“Real Estate Investment Portfolio”, consisting of 386 properties totaling approximately 2.4 million square meters, located throughout Italy. All the properties, including buildings that contain telecommunications equipment, were leased to Telecom Italia at the end of 2000 under long-term lease contracts (21 plus 6 years) at market rates; and

•	“Real Estate Trading Portfolio”, consisting of 195 properties totaling approximately 1.3 million square meters, located throughout Italy. Of these properties, the majority have been leased at market rates to Telecom Italia under contracts allowing for early termination in favor of Telecom Italia.

In May 2001, IM.SER contributed its Real Estate Trading Portfolio to Telemaco Immobiliare, a newly formed company. Following such contribution, IM.SER sold the shares of Telemaco Immobiliare to its shareholders. The shareholders of Telemaco Immobiliare at that time were Beni Stabili with a 45% stake, Telecom Italia with a 40% stake and Lehman Brothers with a 15% stake.

On May 16, 2001 Beni Stabili exercised an option to buy the Lehman Brothers’ stake in IM.SER, resulting in Beni Stabili holding a 60% stake in IM.SER and Telecom Italia a 40% stake.

During 2002 some additional real estate related transactions were completed:

Tiglio Project

Pursuant to a framework agreement signed in May 2002 between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds (through MSMC Italy Holding B.V. and POPOY Holding B.V.)

certain real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries were transferred to two new vehicles companies set up for this purpose (Tiglio I S.r.l. and Tiglio II S.r.l.).

Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off of IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IM.SER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia.

Following this transaction, which came after the positive conclusion of the securitization of IM.SER 60’s debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a portfolio of 169 real estate properties.

On October 29, 2002, having satisfied the necessary conditions, a series of acts were finalized whereby the first stage of the Tiglio Project was concluded including the following:

•	the subscription, simultaneously with all the other participants, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;

•	the subscription to a capital increase by Tiglio II paid for in kind by the contribution of Telecom Italia “Asset Management” business segment with the consequent stake in the company equaling 49.47%;

•	the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);

•	the sale—directly and through the subsidiary Saiat—of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

With reference to the part of the Tiglio Project regarding the optimization of the service activities, in November, Telecom Italia sold its “Property Management”, “Project Management” and “Agency” businesses to the Pirelli & C. Real Estate group.

The above mentioned transactions gave rise to a total gross capital gain for the Telecom Italia Group of €234 million.

The agreement also calls for leveraging, during 2003, the assets of Tiglio I and Tiglio II through a market transaction within the framework of a strategy that could contribute to the development of the real estate financial market, with consequent significant opportunities for the Telecom Italia Group to leverage the investments currently held in the two companies. In the framework of this strategy, the assets of Tiglio I and Tiglio II would be contributed to one or more real estate investment funds in accordance with applicable laws and regulations, the shares of which would be purchased by institutional investors or listed and therefore offered to the public.

Finally, as agreed between the parties, December 24, 2002 marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them—falling under Tiglio Project and already 100% controlled, directly or indirectly—so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

Sale of IMMSI

On November 22, 2002, Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sale price was €68 million, with a gross gain of €1 million for the Telecom Italia Group.

Sale of Telemaco Immobiliare

On December 20, 2002, the final sale price was fixed relating to Telecom Italia’s investment in Telemaco Immobiliare to the company Mirtus. The net proceeds were €192 million for the Telecom Italia Group with a gross gain of €110 million.

On October 31, 2002, Telemaco Immobiliare exercised a put option on 28 real estate properties owned by Telegono (a company held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers) based on agreements formalized in the Sale and Purchase Agreement on July 31, 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

Ortensia Project

On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto—which became effective on March 4, 2003—to set up a common vehicle company for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative. Given the valuation of the assets available at this time, it is expected that, when the spin-offs are completed, Telecom Italia will hold about a 28% stake in the company (in addition, at Telecom Italia Group level, of the 1% stake that will be held by Seat Pagine Gialle).

Early purchase of leased assets

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under financial leasing contracts. The deal involved a total financial payment of some euro 369 million for the entire Telecom Italia Group. Certain of these assets were recently agreed to be sold. See “—Disposition and Acquisition of Certain Equity Investments—Dispositions”.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with Italian GAAP, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Telecom Italia, see Note 26 of Notes to the Consolidated Financial Statements included elsewhere herein. All of the data included in “Item 5. Operating and Financial Review and Prospects” for 2000 is based on the pro forma 2000 numbers which accounts for the Nortel Inversora group on the equity method.

Background

The European and the Italian market for telecommunications services.

In 2002, the European telecommunications market grew by 5.4%; in the next several years an average annual growth of approximately 4.1% is expected, despite an expected decrease in revenues in the mobile telecommunication sector.

In 2002, the Italian telecommunications services market grew by 4.3% (source: Eito). 38.3% of total market revenues was generated by fixed line telephone services, 49.2% by wireless telephone services and 12.5% by data and internet/on line services.

As in previous years, the growth in demand for telecommunications services continues to be driven by mobile telephone services and by the development of Internet and data services. With over 54 million subscriber lines at the end of 2002, Italy is one of the European countries with the highest penetration and number of subscribers (only Germany with 58 million subscriber lines has a higher number of mobile users). Italy is also among the first European countries where commercial offers are presently available for 3G services. The new entrant (H3G) has had the capability to offer UMTS services since March 2003. TIM is planning to launch 3G services gradually in the second half of 2003 and a broad commercial offer is expected in 2004.

In 2002, over 20 million people in Italy used the Internet. Internet usage growth was sustained by the increased penetration of business and residential broadband services, led by the commercial success of ADSL, with 850,000 installed subscriber lines at the end of the year. The fixed-line market, on the other hand, was adversely impacted by a new tariff reduction imposed by the regulator.

Over the next three years, the Italian telecommunications market is expected to grow faster than the European average, with an average yearly growth rate of 5%. The performance of broadband and new fixed line services is expected to continue to be strong, due to the migration of dial-up subscribers towards broadband services and an increase in ADSL penetration, with an average growth rate of 18% expected for these services. Meanwhile, overall market growth will be restricted by a flat access line market and a slight decrease in voice traffic value driven by price reduction (Source: 2002 EITO).

Competition

The Telecom Italia Group faces domestic competition in all of its businesses. See “Item 4. Information on the Telecom Italia Group—Business—Strategy” and “Item 4. Information on the Telecom Italia Group—Business—Competition”. Management expects further consolidation among suppliers of telecommunication services, especially at the national level. Incumbent operators (such as Telecom Italia) should be able to leverage their wider customer base and the ownership of the infrastructures to consolidate their position.

On the technological side, innovation will be aimed at offering broadband services with faster connections in the fixed line market and in the development of “seamless” solutions for the wireless market. The incumbent operators will focus their strategic plans on the introduction of new broadband value added services, on the defense of their domestic core businesses, and on the strengthening of their financial position through debt control.

Competitive pressure in the Italian market continued during 2002, as evidenced by the following:

•	continued pressure on tariffs, with a significant impact on fixed telephony revenues;

•	consolidation of Wind Infostrada as an integrated telecommunications operator (fixed and wireless). The market exit of 2G mobile operator “Blu”;

•	3G mobile operator “H3G” launched its commercial offer in March 2003, with full voice and data services expected to be available in 2003;

•	introduction of new broadband services based on fiber optic networks.

Competitive pressures were also evidenced by the following:

•	issuance of licenses for fixed networks and voice telephony service, which rose from 130 at the end of 2000, to 168 at the end of 2001 and 209 at the end of 2002;

•	further significant price reductions for voice traffic and for the internet access market;

•	gradual development of local loop unbundling and shared access which during 2001 resulted in 15 operators starting to sell services based on local loop unbundling and 23 operators at the end of 2002; and

•	the introduction of GPRS mobile services.

Divestitures and Cost Reduction Plan

In September 1999, following Olivetti’s takeover of Telecom Italia, the Telecom Italia Group implemented a restructuring plan which included the divestiture of certain Telecom Italia Group assets and a focus on cost reduction. During 2000 Telecom Italia largely completed this plan with the sale of Sirti (installation), Italtel (manufacturing), Teleleasing (leasing services), Meie (insurance), a sale of a significant portion of its real estate portfolio and certain other non-core assets.

These sales generated approximately €4,413 million in cash and were used to reduce the overall level of indebtedness at the end of 2000 which rose significantly as debt was incurred as a result of various acquisition and other investment activities during 2000, including the SEAT acquisition and international investments.

During 2000 the Telecom Italia Group agreed to certain employee reductions with its unions, particularly in the fixed line business. As a result, at the end of 2000, total employment in the Telecom Italia Group had been reduced in aggregate by 15,491, owing to personnel turnover, including permanent reductions in the fixed line business (primarily attributable to Telecom Italia), and the effect of the changes in the scope of consolidation (mainly due to the disposal of the Sirti and Italtel groups which led to a reduction in the number of employees of 17,857, offset in part by the increase in mobile services and the inclusion of the SEAT group with an increase of 7,179 units).

At December 31, 2001 the Telecom Italia Group employed 109,956 persons, an increase of 2,785 employees compared to 107,171 at December 31, 2000 pro forma. The increase of 2,785 units was mainly due to the changes in the scope of consolidation (relating to increases of 1,749 units in Internet and media and 1,464 units in Mobile Services as well as the inclusion of the Entel Chile group which led to an increase of 4,681 units). This was partially offset by a reduction of 5,460 units at Telecom Italia due to personnel turnover. The main component of the turnover related to the termination of employment at the Telecom Italia level, partly as a result of employee cutbacks made under Law No. 223/1991, based on agreements with the labor unions in March and July 2000 and September 2001.

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. The reduction of 8,243 units was due to the effect of the change in the scope of consolidation (a decrease of 2,883 units) and to changes in the level of personnel (a decrease of 5,360 units). The disposals of 9Telecom group (-1,003 units), Satellite Services (-1,168 units), Sogei and Consiel (-1,538 units) and the acquisitions of Blu (+618), Webegg group (+719) are the main components of the change in scope of consolidation. The change in overall levels consists of 12,567 employees leaving offset in part by 7,207 employees being hired. On July 30, 2002, Telecom Italia S.p.A. and certain Italian companies of the Telecom Italia Group signed agreements with the labor unions representing the sector for employee cutbacks involving a total of 3,803 employees, as established in the May 27, 2002 agreement relating to the Industrial Plan 2002-2004. Similar agreements have been signed by other Telecom Italia Group companies relating to a total of 380 employees.

Following the controlling interest acquisition by Olimpia in Olivetti, and subsequently a new management and a new Board of Directors taking control, the Telecom Italia Group implemented a further restructuring plan. See “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction” and “Item 4. Information on the Telecom Italia Group––Reorganization”. This plan also included further divestitures of assets, particularly non-strategic international assets. During 2001 and 2002 and the first months of 2003 disposals worth €5.2 billion were completed, slightly more than the initial 2002-2004 plan targets set at €5.0 billion.

The Telecom Italia Group’s corporate structure has also been streamlined, reducing the total number of companies from 714 to 416.

Furthermore, cash savings (operating costs plus capital expenditures) of €1,631 million were achieved, equivalent to 80% of the three-year €2 billion target set.

The results achieved through efficiency gains and the disposals plan have strongly impacted the Telecom Italia Group’s net financial debt (see for the definition “Item 3. Key Information––Selected Financial and Statistical Information”). At year-end 2002 consolidated net debt had been reduced to €18.1 billion, slightly better than the €18.3 billion Plan target.

As of December 31, 2002, the consolidated net debt of the Telecom Italia Group amounted to €18,118 million, down by €3,824 million compared with year-end 2001 (€21,942 million), even after a pay-out of dividends and the extraordinary distribution of reserves totaling €4,945 million. These increases to overall indebtedness were offset by disposals completed in 2002 worth €4,771 million in the aggregate. Investments and assets disposed of included Auna (€1,998 million), Bouygues Decaux Telecom (€750 million), Mobilkom Austria (€756 million), Lottomatica (€212 million), Sogei (€176 million), Telemaco Immobiliare (€192 million), IMMSI (€69 million), Tiglio I and II real estate transaction (€328 million), Telekom Austria (€559 million), Telespazio (€239 million), 9Telecom (- €529 million) and sundry others (€21 million). As a result of the Merger, consolidated net financial debt of New Telecom Italia will be approximately €43 billion. See also “Item 8. Financial Information––Condensed Consolidated Pro Forma Financial Data”.

Regulatory Environment

The regulatory environment in which the Telecom Italia Group operates has been reshaped by the adoption and implementation of new laws and regulations at both the Italian and EU levels, including the Framework Law, the Maccanico Law, the Telecommunications Regulations and the Orders issued by the National Regulatory Authority.

The year 2002 continued to be characterized by an intensive implementation process in order to complete deregulation. The Telecom Italia Group now considers this process to be complete. See “Item 4. Information on the Telecom Italia Group—Business—Competition” and “Item 4. Information on the Telecom Italia Group—Business—Regulation”.

Tariff Rebalancing

Telecom Italia has progressively rebalanced its tariffs to align them more closely to its underlying costs, including tariff adjustments made in the last six years. In general, the tariff rebalancing pursued by Telecom Italia has involved a gradual increase in subscription fees for residential and business customers, along with a decrease in tariffs for domestic long distance and international calls. From February 2002, Telecom Italia began offering to residential customers a certain volume of free local call minutes; from July 2002, the local traffic benefits was also extended to business customers. Furthermore Telecom Italia offers to residential customers a certain volume of free long distance call minutes.

The overall effect on customers’ total telephone bills of the tariff adjustments implemented during 2000, 2001 and 2002 are estimated as follows:

•	€251 million per year (a decrease of 2.84%) in 2000;

•	€165 million per year (a decrease of 1.97%) in 2001; and

•	€140 million per year (a decrease of 1.69%) in 2002.

These estimates are not cumulative and are based on certain average consumption patterns (called “consumption baskets” in regulatory terms—assuming the same volume of traffic for the prior year) and do not necessarily represent the overall effects of the tariff changes on the Telecom Italia Group’s accounts. The data above compares average levels of the customers’ annual spending.

Following the EU Commission infringement procedure against the Republic of Italy concerning tariff rebalancing, on December 11, 2000, the National Regulatory Authority revised the price cap formulas in effect for rental and installation fees, and charges for local, national and international calls through December 2002. The change compared to the previous price cap formulas was an increase from RPI + 1% to RPI + 6% in the sub-price cap on installation fees and monthly rental charges. The same increase for access fees (RPI + 6%) was established by the National Regulatory Authority for the year 2002.

The general effect of the new price cap formulas for 2002 provided for an increase of 8.8% in Telecom Italia’s access service charges (i.e. monthly subscription fee) and a reduction of 11.3% in Telecom Italia’s domestic traffic charges. The changes in tariffs implemented in year 2002, which increased residential monthly subscription fees by 12.7% and reduced certain call traffic charges, resulted in lower revenues from residential users of approximately €70 million.

Greater pricing flexibility has been important to Telecom Italia’s ability to remain competitive, particularly with respect to international telecommunications services for which there has been the greatest competition, and it remains an essential element of Telecom Italia’s strategy to be able to price services selectively in order to respond to competition by lowering prices on selected services.

See “Item 4. Information on the Telecom Italia Group—Business—The Organizational Structure—Domestic Traffic—Domestic Fees and Tariffs—Tariff Rebalancing”, “Item 4. Information on the Telecom Italia Group—International Traffic—International Tariffs—Tariff Rebalancing” and “Item 4. Information on the Telecom Italia Group—Regulation—Tariff and Pricing Policy—Pricing Policy and Telecom Italia’s Tariffs”.

Provisions and Write-downs and Gains on Disposal of Equity Investees of extraordinary nature

Results of operations in 2002 and 2001 were disproportionately impacted (compared to 2000 pro forma) by high levels of extraordinary expenses and income, including provisions and write-downs in equity investees and goodwill for subsidiary and affiliated companies, as well as the gains on disposal of investments. The following table sets out certain of these expenses and income and their impact on 2002 and 2001 results, before income taxes. Additional information can be found in Note 23 of Notes to the Consolidated Financial Statements included elsewhere herein.

	Year ended December 31,
	2000(1) (pro forma)	2001	2002
	(millions of Euro)
Provisions and write-downs of goodwill and equity Investees	—	(2,984)	(6,237)
Gains on the disposal of equity investments, fixed and intangible assets	1,146	392	2,413

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidated method.

•	In 2002, extraordinary provisions and write-downs of goodwill and equity investees (€6,237 million) were as follows:

•	write-down of the investment held in Is TIM (€1,491 million) and provision added to the reserve for risks and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions and suppliers as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group. Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made repeated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender pursuant to which its license was awarded. Due to the above mentioned difficulties, the conditions permitting a return of investment did not exist;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and provision added to the reserve for forward purchase commitments of Seat Pagine Gialle Shares (€1,942 million) for the estimated non recoverability of the original price of the put option. These write-downs were taken as the Telecom Italia Group no longer considers its Directories business to be a core, strategic business. The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary share price on the Italian Stock Exchange over the second half of 2002. In 2001, under financial expense, a provision of €569 million was also recorded for the forward purchase commitment of Seat Pagine Gialle shares connected with the estimated non recoverability, at that time, of the original price to exercise the option;

•	other write-downs of investments of €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Corporacion Digitel, €96 million for Netco Redes and €47 million for other minor companies);

•	provision to reserve (€43 million) for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A., a subsidiary of Seat Pagine Gialle.

•	In 2001, the extraordinary provisions and write-down of goodwill and equity investees (€2,984 million), were as follows: i) €1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and was renamed TIM Celular), Med-1 group and certain companies in the Seat Pagine Gialle group); ii) €1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and iii) €603 million for other provisions relating to investments.

Such provisions and write-downs of goodwill and equity investees were consistent with the strategic guidelines of the 2002-2004 Industrial Plan. In particular, after careful examination, adjustments were made to equity investees and goodwill and provisions were recorded for the losses of subsidiaries and affiliated companies in which it was apparent that the reason for the performance of the companies was not solely due to general economic conditions.

•	In 2002, gains on the disposal of equity investments, fixed and intangible assets (€2,413 million) are attributable to:

•	the sale of the 26.89% interest held by the Telecom Italia Group in Auna (€1,245 million), the 19.61% interest held by the Mobile Business Unit in Bouygues Decaux Telecom (€484 million), the 25% interest held by the Mobile Business Unit in the Mobilkom Austria group (€115 million), the 40% interest held in Telemaco Immobiliare (€110 million), the 100% interest held in Telespazio (€70 million), the 45% interest held by the Telecom Italia Group in Immsi (€1 million) and of other equity investments, fixed assets and business segments (€21 million);

•	the acceptance of the tender offer for Lottomatica shares by the Information Technology Market Business Unit (€133 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (€60 million); and

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate group (€15 million).

Furthermore, in 2002, the Telecom Italia Group incurred the following expenses:

•	€135 million of losses from the sale of the 15% stake in Telekom Austria;

•	€235 million of expenses connected with the disposal of equity investments; and

•	€316 million related to the provisions made in conjunction with the disposal of the investment in the 9Telecom group (in particular, in view of the loss reported prior to sale, the French group 9Telecom had a negative effect on the 2002 statement of operations of the Telecom Italia Group of approximately €389 million).

•	In 2001, gains on the disposal of equity investments, fixed and intangible assets (€392 million) are attributable to:

•	the gain on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million; and

•	the gain on the disposal of the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million.

•	In 2000, gains on the disposal of equity investments, fixed and intangible assets (€1,146 million) are attributable to the old divestiture plan of the Telecom Italia Group (€969 million), which was related to the sale of 80.1% of the Italtel group (€393 million), the Meie group (€232 million), Teleleasing (€21 million), the Sirti group (€11 million) and the sale of a portion of the real estate portfolio through the sale by Telecom Italia of the 60% of IM.SER (€312 million) to third parties. The remaining gains of €177 million were related to the sale of other equity investments and intangibles, fixed assets and business segments, of which €55 million came from the sale of the investment in the Bharti group in India.

Critical Accounting Policies

Telecom Italia’s discussion and analysis of its financial condition and results of operations are based upon Telecom Italia’s consolidated financial statements, which have been prepared in accordance with Italian GAAP. Reported financial condition and results of operations of Telecom Italia are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of financial statements. Telecom Italia bases its estimates on historical experience and on various other assumptions that Telecom Italia believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing Telecom Italia’s financial statements. Telecom Italia believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

The Telecom Italia Group also is required to select accounting principles for the annual reporting of its US GAAP results. Included in the following discussion are the US GAAP principles selected by the Telecom Italia Group that have the potential to generate significant differences from Italian GAAP and for which management is required to make substantial estimates and assumptions.

Revenue recognition

Telecom Italia’s primary revenue streams consist of fixed line telecommunication services, mobile telecommunication services, the sale of products including primarily telecommunication (both fixed and mobile)

equipment and office products, IT software and services, advertising services, publishing, and internet access and related services.

Revenues related to fixed line and mobile telecommunication services, principally network access, long distance, local and wireless airtime usage, are recognized when the services are provided based on the actual minutes of traffic provided and the contracted fee schedule with the customer. Certain revenues derived from telecommunication services, such as installation and activation fees are recognized at the date of installation or activation. Revenues billed in advance are deferred and recognized at the date the related service is provided.

Under U.S. GAAP, we defer recognition of non-refundable connection fees and other initial fees and recognize these over the estimated customer relationship period. We also defer the associated direct expenses over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

Revenues from the sale of products, including telecommunication equipment and office products, are recognized when title transfers to the customer, which is either at the date the products are shipped or when the products are delivered and accepted by the customer.

IT services and software revenues are recognized at the date the related services are provided.

Revenues from the sale of advertising and publishing are recognized at the date of publication, which corresponds to the time at which the related publications are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site. Advertising revenue from television is recorded on the date at which the advertisement is shown. Payments received for advertising services to be rendered in future periods are deferred and recognized at the time the advertising is provided.

Revenues from Internet access and related services primarily represent subscription services, which are recognized over the subscription period on a straight-line basis.

Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded. The provision is based on an analysis of historical return patterns, which are subject to such factors as product quality, warranty lives and macroeconomic factors.

In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the economic and competitive environment and changes in the credit worthiness of the Telecom Italia Group’s customers, and other relevant factors. If these assumptions prove to be incorrect, Telecom Italia’s actual conversion rate of recorded revenue to cash may be lower than expected and we would be required to increase our allowance for doubtful accounts.

Accounting for long-lived assets

Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

Property, plant and equipment are valued at acquisition or construction cost, less accumulated depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during the construction related to debt specifically associated with the related construction project.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date for assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are charged to the statement of operations. The useful lives of long-lived assets are subject to such variables as technological feasibility, obsolescence, changes in consumer demand and strategic management decisions.

When an impairment in the value of assets occurs, nonscheduled write-downs are made. Telecom Italia assesses the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the expected timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, Telecom Italia typically considers, among other things, technological obsolescence, discontinuance of services, changes in market prices, significant negative industry or economic trends, significant underperformance relative to expected historical or project future operating results and other changes in circumstances that may indicate impairment.

To assess impairment of property, plant and equipment and amortizing intangible assets for purpose of U.S. GAAP, the Telecom Italia Group uses the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If based on the preceding discussion management has concluded that impairment indicators exist, the Telecom Italia Group will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Valuation of goodwill

Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgment of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. Telecom Italia reviews on a regular basis the performance of its subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a business is impaired and that the impairment is of a permanent nature, Telecom Italia compares the carrying amount of that subsidiary or business to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates. Methods commonly used by Telecom Italia for valuations include discounted cash flow methods, comparable market multiples and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, weighted average cost of capital, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill impairment.

As of January 1, 2002 the Telecom Italia Group adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result the Telecom Italia Group has ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Financial assets

Telecom Italia holds minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and that have highly volatile share prices. Telecom Italia records an investment impairment charge when it believes an investment has experienced a decline in value that is permanent. Determining whether an impairment is permanent involves considerable judgment and relies heavily on an assessment by management regarding the future development of the investee. In measuring impairments, Telecom Italia uses fair value as described above for goodwill impairments.

Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments.

For purposes of the Telecom Italia Group’s U.S. GAAP reporting, the Telecom Italia Group uses the guidance established in APB 18, The Equity Method of Accounting for Investments in Common Stock. If management concludes that an investment has incurred an other than temporary decline in value, a charge to earnings is recorded. In determining whether a decline is other than temporary and the amount of the decline, management considers several factors such as the investee’s inability to sustain an earning capacity which would justify the carrying amount, the current fair value (quoted market price, when available) of the investment and other factors, including assessments of the investees business plan and the medium to long-term economic outlook for the industry. The evaluation of all of these factors entails that management formulates assumptions that are subject to uncertainty.

Deferred taxes

Telecom Italia is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within Telecom Italia’s consolidated balance sheet. Telecom Italia must assess in the course of its tax planning process the ability of the Company and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

Significant management judgment is required in determining Telecom Italia’s provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. In the Telecom Italia Group’s Italian GAAP financial statements, the Telecom Italia Group generally applies a realization period of three to five years for the recognition of both deferred tax assets and liabilities. The analysis is based on the estimates of taxable income in the jurisdictions in which the Telecom Italia Group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or Telecom Italia adjusts these estimates in future periods, Telecom Italia may need to establish an additional valuation allowance which could adversely affect Telecom Italia’s financial position and results of operations.

Under U.S. GAAP, the Telecom Italia Group assesses the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgment regarding the timing of future book and tax reversals, which could be materially different from the actual results.

Accrued liabilities

Considerable judgment is exercised by Telecom Italia in recording the Company’s accrued liabilities and its exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, Telecom Italia accrues an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

For purposes of U.S. GAAP, the Telecom Italia Group applies the guidance outlined in SFAS 5, Accounting for Contingencies. Under SFAS 5 a loss contingency is considered to exist when a future use of assets to settle a liability or claim is considered probable and can be reasonably estimated. The necessary estimates used by management rely on the analysis of internal specialists, attorneys, actuaries or other external specialists as considered necessary. A revision of the original estimates may significantly affect future operating results.

Financing, acquisition and lease transactions

Telecom Italia has entered into several financing, acquisition and lease transactions that have resulted in material off balance sheet accounting treatment. These transactions include entering into a put and call-agreement related to the acquisition of SEAT, the sale and the subsequent lease of certain real estate assets, the sale of a portion of Telecom Italia’s equity interest in certain satellite sector entities, and the sale of trade accounts receivable under a securitization program.

Telecom Italia has acquired several companies using the shares of listed subsidiaries as a form of currency, often in conjunction with a mix of cash. For purposes of acquisition accounting, no economic value is ascribed to the shares exchanged, therefore the recorded value of the acquired company does not reflect the value of the underlying shares given up. For purposes of U.S. GAAP, the shares of the subsidiaries used to acquire a target are fair valued as part of the purchase price, generally based on the quoted market price of the shares at the date of the announcement. As there is an economic value ascribed to these shares, the total investment in the acquired company is generally larger, including the associated goodwill, on a U.S. GAAP basis. From 2002, as part of the adoption of SFAS 142, this goodwill is no longer amortized, but rather becomes subject to the fair value impairment tests as previously described.

Under Italian GAAP the put-call arrangement associated with the acquisition of SEAT effectively results in a commitment of the Company to acquire a certain number of additional shares of SEAT at an agreed upon price. Neither the increase in the value of the investment in SEAT, nor the related commitment were required to be recorded as an asset and liability, respectively. Under U.S. GAAP these types of arrangements, and others entered into by the Telecom Italia Group that involve the use of puts and calls as a means to effect a transaction, are accounted for based on the substance of the underlying contractual rights and benefits, and can serve to increase the acquisition cost, total indebtedness or compensation expense.

The sale and the subsequent lease of certain real estate assets, the sale of a portion of Telecom Italia’s equity interest in certain satellite sector entities, and the sale of accounts receivable under securitization programs have been recorded as sale transactions and gains or losses were recognized for the differences between the fair value of the consideration received and the carrying value of the real estate assets, investments, and receivables sold. The real estate assets sold continue to be used in the ordinary course of operations of the Telecom Italia Group and are accounted for as operating leases. Management has substantial flexibility in structuring transactions to effect the recognition of assets, liabilities’ gains and losses. For purposes of U.S. GAAP, the sale of the real estate portfolio’s were not considered to be sales as the Telecom Italia Group maintained a continuing interest in the properties, therefore no gains were recognized and the assets remain on the balance sheet, with the cash received treated as a secured borrowing. Similarly, the securitization of certain equity stakes in the satellite sector with a special purpose entity resulted in that structured entity also being fully consolidated in the U.S. GAAP results of the Group.

However, the Group was able to deconsolidate the special purpose entity related to the accounts receivable securitization program initiated in 2001.

In general, U.S. GAAP requires a “substance over form” approach to structured transactions, including real estate leases, securitizations and other structured finance transactions. For purposes of U.S. GAAP, the Telecom Italia Group will adopt the financial reporting guidelines of FIN 46, Consolidation of Variable Interest Entities (an interpretation of ARB 51). Consolidation will no longer be determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. The assessment of which party is the controlling financial interest will require management to assess each transaction in which it currently holds such financial interests, assessing the probability of expected future gains and losses to arrive at a final decision regarding consolidation.

Derivatives

The Telecom Italia Group enters into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. For purposes of

Italian GAAP, the changes in the fair value of the derivative contract are not accounted for in the statement of operations until the contract has expired. The notional amount of the contracts open at the end of the fiscal year is disclosed.

Starting in 2001, for purposes of U.S. GAAP the Telecom Italia Group has used the guidance established in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Under U.S. GAAP, the Telecom Italia Group recognizes the change in the fair value of the derivative contract in the calculation of net income or loss for the period. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different assumptions could produce different financial results.

Adoption of International Accounting Standards

Recently, the EU has again restated its intention to require all listed companies within the EU member countries to adopt consistent accounting standards. The accounting standards that have been selected by the EU as the framework for this adoption are International Accounting Standards, now referred to as International Financial Reporting Standards (“IFRS”). The adoption of IFRS will be required no later than 2005. The adoption will require enabling legislation in each jurisdiction, including Italy, in order to grant to public companies in each member state the authorization to adopt accounting principles that are divergent from national standards. The requirement to adopt IFRS is part of the EU’s efforts to increase transparency and foster capital market efficiency in the EU.

The Telecom Italia Group currently uses Italian GAAP as its basis for financial reporting. The Telecom Italia Group also uses U.S. GAAP to meet its regulatory reporting requirements in the United States. For certain transactions, the results as reported under Italian GAAP can differ materially from the same transaction reported under U.S. GAAP. The Telecom Italia Group has established within selected subsidiaries designated IAS teams to assess the impact of adoption on the financial reporting of those entities, including a review of the various alternatives available under IFRS for accounting policies. Given the relatively early stage of implementation of IFRS, it is too early to determine the impact, if any, that the adoption of IFRS will have on the financial position and results of operations of the Telecom Italia Group.

Results of Operations

General

During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group owning approximately 60% of SEAT’s ordinary share capital. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were not included in the Telecom Italia Group’s statement of operations for purposes of Italian GAAP. As a result, the full impact of the SEAT acquisition was included in results of operations beginning only in 2001. Therefore the results of operations of the Internet and Media Business Unit is not comparable between 2001 and 2000 due to the SEAT acquisition. SEAT, as merged with Tin.it makes up Telecom Italia’s Internet and Media Business Unit.

Late 2000 marked the start of the transformation of the Telecom Italia Group announced in conjunction with the take-over by Olivetti. The transformation was shaped by the divestiture of non-core businesses, the focus on core areas and the reorganization of the controlling structure of the international companies. The Telecom Italia Group was reorganized into various autonomous Business Units from the standpoint of management, objectives, strategies and operational leverage.

At the beginning of 2001 the Telecom Italia Group reorganized its businesses into business units and began reporting its results by business unit during 2001.

Following the controlling interest acquisition by Olimpia in Olivetti, and a new management and a new Board of Directors taking control, the Telecom Italia Group implemented a further restructuring plan. This plan also included further divestitures of assets, particularly non-strategic international assets. In addition, during 2002 the Telecom Italia Group reorganized its business units as follows:

•	in early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit. For purposes of a more meaningful comparison, the data relating to 2001 and 2000 (pro forma) has been restated;

•	in May 2002, the International Operations (IOP) “Operating Activity” was eliminated. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to Domestic Wireline (Intelcom San Marino and Golden Lines), the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Srbija, Etec S.A. and the residual segment of the former IOP), while all the companies based in Latin America are now coordinated by Latin America Operations (LAO).

At the end of 2002 the businesses of the Telecom Italia Group was organized on the basis of the following Business Units:

Domestic Wireline.    This business unit includes Telecom Italia Domestic Wireline (TIDW) which relates to the Italian domestic fixed line voice and data businesses on the fixed network; national businesses such as Atesia, related to call center, telemarketing and market research; Path.Net, responsible for the development and management of the single Public Administration Network (R.U.P.A.); and international activities relating to developing networks such as the European, Mediterranean and Latin American fiber optic rings. As a result of the 2002 reorganization Saritel has been moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. is now part of the Domestic Wireline Business Unit.

Mobile.    This business unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in the Mediterranean Basin and in Latin America.

South America.    In May 2002, following the elimination of the International Operations (IOP) “Operating Activity”, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). Starting from February 2003, Latin America Operations (LAO) reports directly to Mr. Carlo Buora, Chief Executive Officer for the fixed line telephone services and to Mr. Marco De Benedetti, CEO of the Business Unit Mobile for wireless services.

Internet and Media.    This business unit includes the SEAT group, which was consolidated with the Telecom Italia Group in results of operations for the first time in 2001. This business segment is responsible for the whole chain of value in the media sector. Its operations run from directories to telephone publishing and television. The Business Unit is also the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies, offering access, portals and web services. The Directories and Directory Assistance portion of the Internet and Media segment are expected to be divested in 2003. Please see “Item 4. Information on the Telecom Italia Group—Recent Developments—SEAT Spin-off and Proposed Sale”.

Information Technology Market.    The Information Technology Market Business Unit (the Finsiel group) was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local administrations moving towards decentralization and e-government, as well as banks and businesses. Its product range covers the whole chain of value of information services. The IT Market Business Unit creates solutions and services around platforms and products of the main market vendors. Customers’ problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (e.g.: Microsoft, SAP and Oracle).

Information Technology Group.    The Information Technology Group Operating Activity was created in early 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The unit also incorporates the operations of the TILab group which focuses on research and development. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

For a complete description of these Business Units, see “Item 4. Information on the Telecom Italia Group––Business Units.” For purposes of the following discussion selected financial data of each Business Unit has been provided for 2000 (pro forma), 2001 and 2002.

Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2003 compared to March 31, 2002

The information in this section should be read in conjunction with Telecom Italia’s consolidated financial statements, and the notes thereto, included elsewhere in this Annual Report.

The summary historical consolidated financial data for the Telecom Italia Group as of March 31, 2003, and for the three months ended March 31, 2002, have been derived from unaudited interim consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the entire year.

	Three Months ended March 31,
	2002	2003
	(Unaudited) (millions of Euro)
Statement of Operations Data:
Operating revenues	7,265	7,125
Other income	73	65

Total revenues	7,338	7,190

Cost of materials	295	338
Salaries and social security contributions	1,170	1,079
Depreciation and amortization	1,421	1,319
Other external charges	2,815	2,769
Changes in inventories	(21)	(36)
Capitalized internal construction costs	(73)	(145)

Total operating expenses	5,607	5,324

Operating income	1,731	1,866

Financial income	171	206
Financial expense	(681)	(622)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(34)	(118)
Other income and expense, net	543	(2)

Income before income taxes and minority interests	1,764	1,448
Income taxes	(624)	(703)

Net income before minority interests	1,140	745
Minority interest	(419)	(242)

Net income	721	503

	As of December 31, 2002	As of March 31, 2003
		(Unaudited)
	(millions of Euro)
Balance Sheet Data:
Total current assets	15,716	15,828
Total fixed assets, net	19,291	18,748
Intangible assets, net	13,052	12,792
Total assets	52,786	51,400
Total short-term debt	5,089	3,599
Total current liabilities	17,616	15,731
Total long-term debt	15,018	14,889
Total liabilities	39,959	37,909
Total shareholders’ equity before minority interest	9,049	9,518
Total stockholders’ equity	12,827	13,491

The following table sets forth operating revenues, gross operating profit and operating income by Business Unit.

	Operating Revenues		Gross Operating Profit		Operating Income
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
	2002	2003	2002	2003	2002	2003
	(Unaudited) (millions of Euro)
Domestic Wireline(1)	4,175	4,235	1,941	1,973	1,198	1,233
Mobile	2,498	2,616	1,221	1,262	831	897
South America(2)	370	292	127	102	46	37
Internet and Media	333	345	27	47	(69)	(35)
IT Market(1)	278	156	33	10	25	0
IT Group(1)	168	229	11	11	(12)	(23)
Other activities and elimination(1)(3)	(557)	(748)	(86)	(102)	(288)	(243)

Total	7,265	7,125	3,274	3,303	1,731	1,866

(1)	Since January 1, 2003, the groups Netikos, Webegg and TILab, as well as the companies Loquendo and Eustema are no longer part of the IT Group Operating Activity. As a result of this reorganization, the groups Netikos and Webegg and the company Eustema were transferred to the IT Market Business Unit, the company Loquendo has been moved to the Domestic Wireline Business Unit and the TILab group is included in Other Activities. The data relating to the first quarter ended March 31, 2002 has been reclassified and presented consistent with the first quarter ended March 31, 2003 presentation.
(2)	The data refers to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	The data presented includes the operations of the Foreign Holdings Corporate Function, TILab, the Real Estate activities, previously carried out by the Real Estate and General Services Operating Activity which was eliminated in February 2003 and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.

Telecom Italia Group Consolidated Results

For the three months ended March 31, 2003, the consolidated net income after minority interests was €503 million (€745 million before minority interests) compared to €721 million (€1,140 million before minority interests) for the first three months of 2002, which included net capital gains of €339 million arising from the disposal of equity stakes in Bouygues Decaux Telecom and Lottomatica. Excluding these net capital gains, consolidated net income after minority interests for the first three months of 2003 increased by €121 million compared to the first three months of 2002.

The Telecom Italia group’s consolidated operating revenues for the three months ended March 31, 2003 were €7,125 million, a decrease of €140 million or 1.9% compared to the same period in 2002. Excluding the negative effects of exchange rate fluctuations (€348 million) and changes to the consolidation area (€218 million), organic growth reached 6.4% (an increase of €426 million). In particular, 9Telecom group and Sogei S.p.A. (consolidated for the first six months of 2002) as well as the Telespazio group (consolidated until 30 September 2002) left the scope of consolidation, while the Webegg group was added. Organic growth of consolidated operating revenues (revenues based on constant currency and excluding the effects of consolidation changes) reflected:

•	the significant increase in the revenues of the Mobile business unit which in Italy grew as a consequence of the positive performance of voice traffic, the development of value-added services (VAS) and sales of mobile phones boosted by the expansion of Multimedia Message Services (MMS);

•	the increase in the revenues of wireline/integrated companies in South America and Domestic Wireline (an increase of 1.4% compared to the first quarter of 2002) was due primarily to the growth in income from basic subscription charges and from sales. It more than compensated for the slight decline in traffic (a decrease of € 7.2 million compared to the first quarter of 2002) which decreased in the retail segment and increased in the wholesale area; and

•	the positive contribution of the Internet and Media business unit.

As of March 31, 2003, Telecom Italia had 27.1 million domestic subscriber fixed lines, including ISDN equivalent lines (substantially in line with domestic subscriber fixed lines as of December 31, 2002 and March 31, 2002) and TIM in Italy had 25.7 million domestic mobile lines (compared to 25.3 million as of December 31, 2002 and 24.1 million as of March 31, 2002).

Telecom Italia’s consolidated gross operating profit as calculated below (“Gross Operating Profit”) was flat at €3,303 million for the three months ended March 31, 2003 compared to €3,274 million for the three months ended March 31, 2002 (please see table below). Excluding the negative effects of exchange rate fluctuations and changes to the consolidation area (€96 million), organic growth was 3.9% (an increase of €125 million).

The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operations items included in calculating Gross Operating Profit:

	Three Months ended March 31,
	2002	2003
	(Unaudited) (millions of Euro)
Operating income	1,731	1,866
Depreciation and Amortization	1,421	1,319
Other external charges:
• Provision for bad debts	86	75
• Write-downs of fixed assets and intangibles	3	0
• Provision for risk	23	30
• Other provisions and operating charges	78	71
Other income (excluding operating grants, reimbursements for personal costs and costs of external services rendered)	(68)	(58)

Gross Operating Profit	3,274	3,303

Telecom Italia believes that Gross Operating Profit (as calculated above) provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group.

Gross operating margin (Gross Operating Profit as a percentage of operating revenues) was 46.4% for the three months ended March 31, 2003, compared to 45.1% for the three months ended March 31, 2002.

Telecom Italia’s consolidated operating income (total revenues less total operating expenses, including depreciation and amortization and other charges) amounted to €1,866 million for the three months ended March 31, 2003 compared to €1,731 million for the three months ended March 31, 2002 (an increase of 7.8%). Excluding the negative effects of exchange rate fluctuations and changes to the consolidation area, organic growth was 6.4%. The increase in operating income was largely due to the decrease in depreciation and amortization principally due to the write-down of the Seat Pagine Gialle goodwill made in 2002.

As a percentage of operating revenues, operating income increased from 23.8% in the first quarter of 2002 to 26.2% in the first quarter of 2003.

Financial income and financial expense, net, showed an improvement of €94 million, from a negative balance of €510 million in the first quarter of 2002 to a negative balance of €416 million in the first quarter of 2003, mainly as a result of the followings:

•	a decrease in interest expense due to lower average borrowings outstanding during the first quarter of 2003 as well as the improvement of the exchange rate which positively impacted some Latin American companies operating in Brazil and Venezuela, partially offset by;

•	the increase in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies (from €34 million in the first three months of 2002 to €118 million in the first quarter of 2003).

Other income and expense, net was a loss of €2 million in the first quarter of 2003 compared to income of €543 million in the first quarter of 2002, a decrease of €545 million. This decrease was principally a result of the disposals of Bouygues Decaux Telecom (€484 million) and Lottomatica (€133 million) which occurred in the first quarter of 2002.

The Telecom Italia Group’s net financial debt of €16,079 million represented a decrease from December 31, 2002 of €2,039 million, mainly as a result of the followings:

•	cash flow from operating activities was higher than capital expenditures (goodwill included) and financial investments totaling €860 million (€1,227 million in the first three months of 2002); and

•	proceeds from the first two installments relating to the disposal of Telekom Srbija of €60 million.

Net financial debt is determined as follows:

	As of December 31, 2002	As of March 31, 2003
		(Unaudited)
	(millions of Euro)
Short-term debt, including current portion of long-term debt	5,089	3,599
Long-term debt	15,018	14,889
Cash and cash equivalents:
• Bank and postal accounts	(1,251)	(1,884)
• Cash and valuables on hand	(4)	(44)
• Receivables for sales of securities	(55)	(77)
• Marketable debt securities	(278)	(283)
Financial accounts receivable (included under “Receivables” and “Other Current Assets”)	(683)	(406)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net	282	285

Net Financial Debt	18,118	16,079

The portion of gross financial debt due beyond twelve months rose from 75% at December 31, 2002 to 81% at March 31, 2003, including in long-term debt its current portion the percentage went up to 93% (88% as of December 31, 2002). See, however, “Item 8. Financial Information––Condensed Consolidated Pro Forma Financial Data” and “Item 8. Financial Information––Pro Forma Liquidity and Capital Resources.”

The securitization program, begun in June 2001, also continued for trade accounts receivable generated by the services rendered to residential customers of Telecom Italia S.p.A. The securitization of receivables led to an improvement in consolidated net financial debt as of March 31, 2003 of €839 million (€826 million as of December 31, 2002).

As of March 31, 2003, the Telecom Italia Group had 100,765 employees, a decrease of 948 units compared to December 31, 2002. The fall is primarily due to the changes to the area of consolidation (a decrease of 819 units), in connection with the disposal of Tess, Telecom Italia’s wholly owned subsidiary operating in the information systems for payroll services (a reduction of 404 units), the sale of the Logistic business segment of Telecom Italia Domestic Wireline (a decrease of 337 units) and the disposal of other minor companies in the Internet and Media Business Unit (a decrease of 78 units).

Business Units

The following discussion relates to the Telecom Italia Group’s principal Business Units as they were organized in the first quarter of 2003. In particular, in early 2003, the Telecom Italia Group further reorganized certain of its business units. Starting from January 1, 2003, the groups Netikos, Webegg and TILab, as well as the companies Loquendo and Eustema are no longer part of the Information Technology Group Operating Activity. As a result of this reorganization:

•	the groups Netikos and Webegg and the company Eustema are included in the Information Technology Market Business Unit;

•	Loquendo is included in Domestic Wireline Business Unit; and

•	TILab group is included in Other Activities.

Domestic Wireline

Domestic Wireline gross operating revenues for the three months ended March 31, 2003 were €4,235 million, an increase of 1.4% compared to €4,175 million for the three months ended March 31, 2002. The increase in revenues was due, in particular, to the higher revenues from basic subscription charges and sales which more than offset the slight decline in traffic revenues (a decrease of €7.2 million compared to the first quarter of 2002). The decline in traffic revenues was attributable to a reduction in the retail sector offset in part by an increase in the wholesale sector. The slight reduction in retail traffic (a decline of approximately €13.3 million or 0.8%) was due to the erosion of revenues from Voice and On Line Dial Up traffic partially offset by an increase in revenues from VAS traffic and Data traffic. In particular, the erosion of revenues from Voice and On Line Dial Up traffic continues to be affected by a number of factors, such as:

•	Domestic Wireline’s marketing strategy of giving preference to flat rate plans, which, in terms of economic results, lower the average yield on traffic and increase revenues from basic subscription charges; and

•	rate adjustments which lower average prices and access charges.

Revenues from national and international wholesale traffic (a total increase of €6.1 million or 1.3% compared to the first quarter of 2002), was attributable to growth of international traffic as a result of higher volumes of in transit traffic, which compensated for the reduction in national traffic generated mainly by an average reduction in the yield equal to 30%, compared to the first quarter of 2002.

Revenues from basic subscription charges and sales increased by approximately €110 million compared to the first quarter of 2002. Revenues from basic subscription charges rose by approximately €80 million, reflecting an increase in the retail segment of approximately €87 million, for access (an increase of approximately €54 million) and ADSL (an increase of approximately €27 million). Revenues from sales rose by approximately €30 million.

Gross operating profit increased from €1,941 million in the three months ended March 31, 2002 to €1,973 million in the three months ended March 31, 2003.

The Domestic Wireline Business Unit gross operating margin increased from 46.5% in the three months ended March 31, 2002 to 46.6% in the three months ended March 31, 2003. This improvement was due to the cost savings generated by further reductions in personnel, lower general and administrative expenses and network efficiency.

Operating income improved by 2.9% from €1,198 million in the first three months of 2002 to €1,233 million in the first three months ended March 31, 2003.

As of March 31, 2003, the Domestic Wireline Business Unit had 53,177 employees, a reduction of 680 units compared to December 31, 2002 (of which 337 units was relating to the sale of the Logistic business segment).

Mobile (TIM group)

TIM group gross operating revenues were €2,616 million for the three months ended March 31, 2003, a 4.7% increase over gross operating revenues for the same period in 2002 (€2,498 million). Net of devaluation of the Brazilian and Venezuelan exchange rates, the revenue growth in the first quarter of 2003 would have reached 15.4% with respect to the same period in 2002. This increase was primarily due to the positive performance of the Domestic Business and the improvements in STET Hellas (the Greek mobile operator).

Consolidated Gross Operating Profit increased by 3.4% from €1,221 million for the three months ended March 31, 2002 to €1,262 million for the three months ended March 31, 2003. Excluding the negative effects of exchange rate fluctuations, organic growth reached 8.1%. Such increase was due to the positive performance of the existing activities (Italy, Greece and Brazilian companies operating the TDMA technology), which offset the higher cost attributable to the start-up of the GSM service in Brazil launched in October 2002. The gross operating margin declined slightly from 48.9% for the first three months of 2002 to 48.2% for the first three months of 2003.

TIM group operating income for the three months ended March 31, 2003 increased by 7.9% to €897 million compared to the first three months of 2002 (€831 million).

As of March 31, 2003, the TIM group had 40.2 million wireless lines, not including Telecom Italia Group wireless lines, an increase of 2.7% compared to December 31, 2002. The TIM group lines include the lines of Aria—Is TIM (the Turkish mobile operator) and the lines of Radiomobil.

The Mobile Services Business Unit’s employees numbered 18,913 as of March 31, 2003, an increase of 211 compared to December 31, 2002.

For TIM, the Mobile Services business unit’s parent company, operating revenues for the three months ended March 31, 2003 were €2,149 million, an increase of 9% over the three months ended March 31, 2002. The growth of operating revenues was the result of the positive trend both in the evolution of voice traffic (+5.3% with respect to the same period of 2002) and of value added services (VAS), which in the first quarter of 2003 amounted to €233 million (+38.7% with respect to the same period of 2002). In the first quarter of 2003 the ratio of operating revenues from VAS to total service revenues was 11.1% compared to 8.6% in the first quarter of 2002.

TIM Gross Operating Profit for the three months ended March 31, 2003 was €1,136 million, a 7.6% increase compared to the first three months of 2002, while gross operating margin decreased to 52.9% from 53.5%.

TIM operating income for the first three months of 2003 was €880 million, a 10.8% increase compared to the three months ended March 31, 2002. Such increase benefited from lower amortization expense, relating to the UMTS license as a result of the issuance of the Presidential Decree No. 211 of August 1, 2002 which changed the period of individual licenses in the TLC sector from 15 to 20 years (with an extension also for those already issued).

South America

The following information relates to the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia.

Gross operating revenues for the first three months of 2003 decreased by 21.1% from €370 million for the first three months of 2002 to €292 million. The decrease in gross operating revenues was mainly due to exchange rate fluctuations which had a negative impact of €101 million (€88 million for Chilean Peso and €13 million for the Boliviano). Excluding this effect, €23 million of growth would have been recorded, related to the improved revenues of the Entel Chile group (an increase of 8.1% in local currency) partly offset by a slight reduction in revenues of Entel Bolivia (a decrease of 0.8%). In addition revenues were also reduced due to the suspension with effect from April 1, 2002 of the contribution of the management fee under the terms of the contract with Telecom Argentina, due to Telecom Argentina’s financial difficulties.

Gross Operating Profit was €102 million in the first three months of 2003 compared with €127 million for the first three months of 2002, a decrease of 19.7%. Excluding the negative effects of exchange rate fluctuations, organic growth was €9 million. Gross operating margin increased from 34.3% in the first three months of 2002 to 34.9% in the three months ended March 31, 2003.

Operating income decreased by €9 million or 19.6% from €46 million in the first quarter of 2002 compared to €37 million in the first quarter of 2003. The negative impact due to exchange rate fluctuations was €12 million.

As of March 31, 2003, South America had 5,412 employees, with a decrease of 49 units compared to the end of 2002.

*    *    *    *

In order to give an overall view of Latin America Operations (LAO), the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America (including also those operating under the Mobile business unit), providing both wireline and mobile phone services.

	Three Months ended March 31,
South America	2002	2003
	(millions of Euro, except employees)
Gross operating revenues	758	584

Gross Operating Profit	241	165

Operating income	44	14

Number of employees at period-end(1)	11,977	12,794

(1)	As of December 31, 2002 the employees numbered 12,511.

Internet and Media

For the three months ended March 31, 2003, SEAT’s consolidated operating revenues were €345 million compared to €333 million for the three months ended March 31, 2002, an increase of 3.6%. This increase was mainly due to the positive contributions of the Directories business (an increase of 2.1% compared to the first quarter of 2002) and of Internet services which achieved a significant increase in operating revenues and continued to increase its profitability as a consequence of diversification of revenue sources and broadband development.

The gross operating profit increased significantly (+74.1%), from €27 million in the first quarter of 2002 to €47 million in the first quarter of 2003, principally due to improvements in almost all areas of business and, in particular, in the areas of the Internet, Directories and Television.

For the three months ended March 31, 2003, operating income was a loss of €35 million compared to a loss of €69 million in the same period of 2002, an improvement of 49.3%. The lower loss was partly due to the reduction of adjusting provisions resulting from a more effective management of credit.

As of March 31, 2003, SEAT group had 7,559 employees, with a decrease of 156 units compared to the end of 2002.

Information Technology Market

Gross operating revenues were €156 million for the first quarter of 2003 compared to €278 million for the first quarter of 2002, a decrease of €32 million on a comparable consolidation basis (excluding data relating to Sogei and Consiel and including the Webegg group, the Netikos group and Eustema). This decrease was mainly attributable to the reduction in the revenues of Finsiel, resulting from lower volumes and generally lower prices charged to main customers, and to a contraction in the revenues of the Webegg group and, to a lesser extent, of Banksiel. This contraction was offset by an increase from the rise in the activities of Eustema and Eis, and the effect of the contributions made by Agrisian.

Gross Operating Profit decreased from €33 million (€22 million on a comparable consolidation basis) in the first quarter of 2002 to €10 million in the first quarter of 2003 and operating income decreased from €25 million (€14 million on a comparable consolidation basis) in the first quarter of 2002 to €0 million in the first quarter of 2003. These decreases were due to the above-mentioned price reductions with regard to main customers and were principally attributable to Finsiel.

As of March 31, 2003, Information Technology Market had 5,478 employees, with a decrease of 28 units compared to the end of 2002.

Information Technology Group

Gross operating revenues were €229 million for the first quarter of 2003 compared to €168 million for the first quarter of 2002, an increase of €61 million. This increase was principally due to higher volumes of work on business systems, operational systems and institutional projects, as well as the conclusion of some projects which were still in progress at December 31, 2002, namely projects for the Domestic Wireline Business Unit of Telecom Italia on Broadband, UNICA TD and Order Manager.

The gross operating profit, which remained unchanged in absolute terms (€11 million in the first quarter of 2003 and 2002), and the operating loss (€23 million in the first quarter of 2003 compared to a loss of €12 million in the first quarter of 2002) reflect the fall in prices which took place in the second half of 2002. Furthermore, operating loss was impacted by the increase in depreciation as a result of higher investments in infrastructure activities, principally made in the second half of 2002.

As of March 31, 2003, Information Technology Group had 5,059 employees, with an increase of 20 units compared to the end of 2002.

Results of Operations for the Three Years Ended December 31, 2002

Change in scope of consolidation

The results of operations of the Telecom Italia Group fully consolidate all Italian and foreign subsidiaries (other than subsidiaries not material to the Telecom Italia Group) in which Telecom Italia holds, directly or indirectly, more than 50% of the voting stock or has dominant influence (effective control).

Beginning with the 2001 results of operations, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally as permitted by art. 37 of Legislative Decree No. 127/1991, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group had been accounted for by the equity method.

Other entities in which Telecom Italia holds, directly or indirectly, between 20% and 50% of the voting rights, including jointly controlled companies, are accounted for under the equity method. These include a large number of its international investments. The equity in the earnings of such entities (i.e.: Telecom Italia’s proportional share in the profits or losses of these entities) is included in financial expense. See Note 22 of Notes to the Consolidated Financial Statements included elsewhere herein.

For purposes of the discussion which follows, we will only use the pro forma 2000 numbers so that all three years, 2002, 2001 and 2000, will be comparable as it relates to the treatment of the Nortel Inversora group.

The following main changes in the scope of consolidation took place during the three year period (2002, 2001 and 2000):

•	some investments were disposed of in 2002 and were consolidated in the results of operations as follows: the 9Telecom group for the period from January 1, 2002 to June 30, 2002; the former Satellite Services Business Unit for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002;

•	the groups SEAT Pagine Gialle, Jet Multimedia, Magéos Explorer and Maxitel and the companies Digitel and Eustema were acquired at the end of 2000 and were consolidated in 2000 only for balance sheet purposes. These groups and companies were fully consolidated in the 2001 results of operations;

•	the Entel Chile group was included in the scope of consolidation beginning in 2001. Prior to 2001 this group was accounted for on an equity basis;

•	the Sirti and Italtel groups, disposed of during the last part of fiscal 2000, were consolidated only in the statement of operations for the period from January 1, 2000 to September 30, 2000.

The following table sets forth the Telecom Italia Group’s Italian GAAP statements of operations for the years ended December 31, 2000 (pro forma), 2001 and 2002.

	2000(1) (pro forma)	2001	2002
	(millions of Euro)
Operating revenues	27,169	30,818	30,400
Other income	402	417	479

Total revenues	27,571	31,235	30,879

Cost of materials	2,132	1,972	1,779
Salaries and social security contributions	4,745	4,666	4,540
Depreciation and amortization	5,209	6,275	5,877
Other external charges	10,130	12,171	11,949
Changes in inventories	(255)	58	28
Capitalized internal construction costs	(831)	(581)	(675)

Total operating expenses	21,130	24,561	23,498

Operating income	6,441	6,674	7,381

Financial income	806	1,076	1,236
Financial expense	(2,261)	(5,031)	(3,399)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,011)	(1,616)	(465)
Other income and (expense), net	(184)	(3,452)	(5,637)

Income (loss) before income taxes and minority interests	4,802	(733)	(419)
Income taxes	(1,910)	(925)	716

Net income (loss) before minority interests	2,892	(1,658)	297
Minority interest	(864)	(410)	(619)

Net income (loss)	2,028	(2,068)	(322)

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Business Unit Financial Data

The Telecom Italia Group operates predominantly in Italy and its core business is focused on domestic and international telecommunications services. For purposes of this Operating and Financial Review the Telecom Italia Group is providing three years of certain financial data for its Business Units.

The table below sets forth the gross operating revenues, gross operating profit, operating income and other data for the Telecom Italia Group’s Business Units, for the last three years:

		Domestic Wireline (1)	Mobile	South America (1)(2)	Internet and Media	IT Market (3)	IT Group (3)	Sub Total	Other activities and eliminations (4)	Consolidated Total
		(millions of Euro, except number of employees)
Gross operating revenues	2002	17,022	10,867	1,409	1,991	912	1,215	33,416	(3,016)	30,400
	2001	17,168	10,250	1,534	1,957	1,198	1,198	33,305	(2,487)	30,818
	2000 (pro forma)(6)	17,419	9,418	312	263	1,135	1,332	29,879	(2,710)	27,169
	2000	17,419	9,418	2,100	263	1,135	1,332	31,667	(2,756)	28,911

Gross operating profit(5)	2002	7,965	5,039	450	593	104	140	14,291	(327)	13,964
	2001	7,750	4,760	527	444	166	188	13,835	(216)	13,619
	2000 (pro forma)(6)	7,403	4,447	172	(35)	136	203	12,326	(109)	12,217
	2000	7,403	4,447	1,073	(35)	136	203	13,227	(109)	13,118

Operating income	2002	4,700	3,358	146	232	61	(21)	8,476	(1,095)	7,381
	2001	4,361	3,136	187	31	123	22	7,860	(1,186)	6,674
	2000 (pro forma)(6)	3,904	2,988	99	(73)	105	(15)	7,008	(567)	6,441
	2000	3,904	2,988	473	(73)	105	(15)	7,382	(577)	6,805

Capital expenditures	2002	2,462	1,715	216	81	30	158	4,662	180	4,842
	2001	2,801	3,151	406	175	30	162	6,725	265	6,990
	2000 (pro forma)(6)	2,710	4,206	68	34	37	159	7,214	161	7,375
	2000	2,710	4,206	592	34	37	159	7,738	161	7,899

Number of employees at the year end	2002	53,682	18,702	5,461	7,715	4,493	7,327	97,380	4,333	101,713
	2001	57,895	16,721	5,746	9,264	6,441	6,844	102,911	7,045	109,956
	2000 (pro forma)(6)	62,366	15,257	1,087	7,515	7,400	6,385	100,010	7,161	107,171
	2000	62,366	15,257	8,585	7,515	7,400	6,385	107,508	7,161	114,669

(1)	The data relating to 2001 and 2000 has been reclassified and presented consistent with the 2002 presentation.
(2)	The data refer to Entel Chile Group, Entel Bolivia Group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. was consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(4)	The data presented include the operations of the Foreign Holdings Corporate Function and the former Business Unit Satellite Services (the Telespazio Group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	Gross operating profit is a non-GAAP financial measure. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit on a consolidated basis.

	Year ended December 31,
	2000	2000 pro forma	2001	2002
	(millions of Euro)
Operating income	6,805	6,441	6,674	7,381
Depreciation and Amortization	5,647	5,209	6,275	5,877
Other external charges:
• Provision for bad debts	477	394	439	542
• Write-downs of fixed assets and intangibles	48	48	16	57
• Provision for risk	119	108	189	109
• Other provisions and operating charges	382	353	382	436
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(360)	(336)	(356)	(438)

Gross Operating Profit	13,118	12,217	13,619	13,964

(6)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora Group using the equity method instead of the proportional consolidation method.

Year ended December 31, 2002 compared with Year ended December 31, 2001.

Consolidated Operating Revenues

The Telecom Italia Group’s consolidated operating revenues decreased by 1.4% in 2002 compared to 2001. Organic growth (revenues based on constant currency and excluding the effects of consolidation changes) was 3.8%, excluding the effect of changes in exchange rates (a decrease of €763 million) and the effect of the change in the scope of consolidation (a decrease of €755 million). In particular, consolidated operating revenues were impacted by the disposition of the 9Telecom group and Sogei (which were consolidated only for the first six months of 2002), as well as by the disposition of the former Satellite Services Business Unit starting from October 1, 2002.

The increase in revenues, on a comparable consolidation basis, reflected the positive contribution made by the Mobile Business Unit and higher revenues from the Internet and Media segment, offset by a reduction in the amount contributed by the Domestic Wireline Business Unit where traffic revenues, despite a 2.4% increase in terms of minutes, decreased by 8.3% as a result of a lower average return on traffic (retail and wholesale). Such decrease was only partially offset by the increase in basic subscription charges.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to the Telecom Italia Group’s consolidated operating revenues.

	Year ended December 31,
	2001(1)			2002
	Gross Operating Revenues (2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Domestic Wireline(4)(7)	17,168	15,220	49.4%	17,022	15,091	49.6%
Mobile	10,250	9,963	32.3%	10,867	10,595	34.9%
South America(5)(6)	1,534	1,531	5.0%	1,409	1,369	4.5%
Internet and Media	1,957	1,880	6.1%	1,991	1,900	6.2%
IT Market(7)(8)(9)	1,198	1,135	3.7%	912	876	2.9%
IT Group(7)	1,198	156	0.5%	1,215	111	0.4%
Other activities(10)	2,009	933	3.0%	1,433	458	1.5%

Total operating revenues	35,314	30,818	100.0%	34,849	30,400	100.0%

(1)	The data relating to 2001 has been reclassified and presented consistent with the 2002 presentation.
(2)	Gross operating revenues are total revenues of the various business areas of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(4)	In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result the following companies became part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(5)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina) and the business segment, South America of Telecom Italia.
(6)	Beginning with the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method.
(7)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the IT Group Operating Activity instead of the Domestic Wireline Business Unit.
(8)	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei S.p.A. to the Ministry of Economy and Finance – Fiscal Policy Department; as result of this, the 2002 figures presented include Sogei only for the first six months.
(9)	On October 3, 2002, Finsiel disposed of its 100% stake in Consiel S.p.A. to World Investment Partners S.A.; as a result of this, the 2002 figures presented include Consiel only for the first eight months.

(10)	The data presented include the operations of the Foreign Holdings Corporate Function (9Telecom Reseau group—disposed of in August 2002 and consolidated in the statement of operations for the first six months of 2002—, the BBNed group and what remains of the former IOP) and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area:

	Year ended December 31,
Geographic Area	2001		2002
	(millions of Euro, except percentages)
Italy	24,456	79.4%	24,652	81.1%
Other European countries	2,169	7.0%	2,182	7.2%
North America	968	3.1%	354	1.2%
Central and South America	2,592	8.4%	2,638	8.7%
Australia, Africa and Asia	633	2.1%	574	1.8%

Total operating revenues	30,818	100.0%	30,400	100.0%

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Cost of materials	1,972	6.4%	1,779	5.9%
Other external charges	12,171	39.5%	11,949	39.3%
Personnel costs (salaries and social security contributions)	4,666	15.1%	4,540	14.9%
Changes in inventories	58	0.2%	28	0.1%
Capitalized internal construction costs	(581)	(1.9)%	(675)	(2.2%)
Depreciation and amortization	6,275	20.4%	5,877	19.3%

Total operating expenses	24,561	79.7%	23,498	77.3%

The Telecom Italia Group’s operating expenses decreased by €1,063 million or 4.3% in 2002 compared to 2001. The decrease is attributable to the lower cost of materials, costs of external services rendered (included in other external charges), personnel costs, depreciation of fixed assets and amortization of goodwill.

As a percentage of the Telecom Italia Group’s operating revenues, operating expenses represented 79.7% and 77.3% in 2001 and 2002, respectively.

Cost of Materials

Cost of materials decreased by 9.8% in 2002 compared to 2001, principally as a result of the effect of the changes in the exchange rates which impacted the Latin American companies and the effect of the change in the scope of consolidation (Telespazio and Sogei).

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2001	2002
	(millions of Euro)
Costs of external services rendered	9,552	9,229
Write-downs of fixed assets and intangibles	16	57
Provision for bad debts	439	542
Rent and lease payments	1,069	1,145
TLC license fee	524	431
Provision for risk	189	109
Other provisions and operating charges	382	436

Other external charges	12,171	11,949

Other external charges decreased by €222 million in 2002 compared to 2001 or 1.8%. These charges include costs of external services rendered, write-downs of fixed assets and intangibles, provision for bad debts, rent and lease payments, telecommunications license fees and other provisions and operating charges.

•	Costs of external services rendered decreased by €323 million or 3.4% in 2002 compared to 2001; the reduction was principally due to continuing action taken to improve efficiency and the exit from the scope of consolidation of the Telespazio and 9Telecom groups and the company Sogei, partly offset by the increase in the costs of operating and developing mobile telecommunications services.

•	Write-downs of fixed assets and intangibles increased by €41 million in 2002 compared to 2001.

•	Rent and lease payments increased by €76 million or 7.1% in 2002 compared to 2001, mainly due to higher costs sustained by TIM due to its continued expansion, partly offset by the effect of the change in scope of consolidation.

•	TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased by €93 million or 17.7% in 2002 compared to 2001 due to a reduction in both the revenue base and the rate (the aggregate rate for Telecom Italia and TIM declined from 2.5% in 2001 to 2.0% in 2002).

•	Other provisions and operating charges, which include losses on disposals and write-offs of fixed assets and intangibles (€36 million) and taxes other than income taxes (€115 million), increased by 14.1% in 2002 compared to 2001.

Personnel Costs

Personnel costs (salaries and social security contributions) decreased by €126 million or 2.7% to €4,540 million in 2002 from €4,666 million in 2001. The decrease was due to the following:

•	a decrease in Telecom Italia employee costs following layoffs in 2001 previously agreed with Telecom Italia’s unions and continuing reductions in employee levels particularly at Telecom Italia; and

•	the changes in the scope of consolidation as a result of the exclusion of Telespazio and 9Telecom groups and the company Sogei offset only in part by the inclusion of Webegg group, Blu, EPIClink and Netesi.

As a percentage of the Telecom Italia Group’s operating revenues personnel costs declined to 14.9% in 2002 compared to 15.1% in 2001. Employees at December 31, 2002 numbered 101,713 (109,956 as of December 31, 2001). The breakdown is as follows:

	As of December 31,
	2001	2002
Italy	90,628	83,541
Abroad	19,328	18,172

Total employees	109,956	101,713

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. Of such decrease, 2,883 units arose from the net effect of changes in the scope of consolidation and the remaining 5,360 units were related to lower levels of personnel, particularly at Telecom Italia.

The reduction due to the changes of the scope of consolidation is analyzed as follows:

•	exits of the 9Telecom group (a decrease of 1,003 units), the Telespazio group (a decrease of 1,168 units), the companies Sogei and Consiel (a total decrease of 1,538 units) and other minor companies (a decrease of 711 units); and

•	the inclusion of Blu (an increase of 618 units), the Webegg group (an increase of 719 units), the companies Netesi and EPIClink (a total increase of 168 units) and other minor companies (an increase of 32 units).

Telecom Italia is currently in a dispute with the Italian Social Security Authority (“INPS”) concerning the calculation of social security charges to be paid by the companies operated in Italy’s telecommunications services of the Telecom Italia Group. At December 31, 2002, Telecom Italia’s potential range of liability for principal contribution was estimated to be between €964 million and €1,289 million (€409 million of which has already been paid). Management does not believe that an adverse resolution of the dispute will have a material adverse effect on the Telecom Italia Group’s consolidated financial position in view of the fact that the sums due are to be paid over a period of 15 years (for more details see “Item 8. Financial Information––Legal Proceedings”).

Capitalized Internal Construction Costs

Capitalized internal construction costs represent sales of equipment, installations and services at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs increased from €581 million in 2001 to €675 million in 2002 (or a 16.2% increase) principally due to higher levels of capital expenditures spent on products and services purchased from subsidiaries.

Gross Operating Profit

The table below sets forth, for the periods indicated, the Telecom Italia Group’s Gross Operating Profit (see “—Business Unit Financial Data—Note 5” for the calculation of Gross Operating Profit) and gross operating margin (gross operating profit as a percentage of operating revenues).

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Gross Operating Profit	13,619	44.2%	13,964	45.9%

Gross Operating Profit increased by €345 million or 2.5% in 2002 compared to 2001. Excluding the effect of changes in exchange rates (a decrease of €186 million) and the effect of the change in the scope of consolidation (a decrease of €120 million), Gross Operating Profit grew by €651 million or 4.9%. Gross operating margin increased to 45.9% in 2002 from 44.2% in 2001.

The overall increase in Gross Operating Profit was positively impacted by the reduction in costs of external services rendered and cost of materials due to continuing action taken to improve efficiency, as well as lower personnel costs.

Depreciation and Amortization

Depreciation and amortization which is recorded on a straight line basis over the estimated useful lives of the assets, decreased by €398 million or 6.3% in 2002 to €5,877 million compared to €6,275 million in 2001. Depreciation of fixed assets decreased by €251 million or 6.2% to €3,783 million in 2002 compared to €4,034 million in 2001. The decrease in depreciation of fixed assets was principally due to a reduction in the depreciation expense of Telecom Italia (€240 million), owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

Amortization of intangible assets decreased by €147 million or 6.6%, from €2,241 million in 2001 to €2,094 million in 2002. Goodwill represented €844 million of intangibles in 2002 compared to €1,022 million in 2001. The decrease in amortization of goodwill (€178 million) is mainly due to the write-down of goodwill recorded in 2001.

At year end 2002 goodwill had declined to €6,612 million from €9,141 million as of December 31, 2001, mainly as a result of the amortization described above as well as the extraordinary write-downs of goodwill on consolidated subsidiaries recorded in 2002 (€1,769 million, of which €1,544 million related to Seat Pagine Gialle) partly offset by additions (€369 million).

Operating Income

The table below sets forth, for the periods indicated, the Telecom Italia Group’s operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2001	2002
	(millions of Euro)
Operating income	6,674	7,381

Operating income for the Telecom Italia Group increased by €707 million or 10.6% in 2002 compared to 2001. Excluding the effect of changes in exchange rates and the effect of the change in the scope of consolidation, operating income grew by 9.9%. The increase in the amount of operating income is mainly attributable to the improvement in gross operating profit described above and the decrease in depreciation and amortization. As a percentage of operating revenues, operating income increased in 2002 to 24.3% from 21.7% in 2001.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2001	2002
	(millions of Euro)
Financial income	1,076	1,236
Financial expense	(5,031)	(3,399)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,616)	(465)
Other income and (expense), net	(3,452)	(5,637)

Total financial expense, net and other income and expense, net	(7,407)	(7,800)

Total financial expense, net and other income and expense, net increased from a net expense of €7,407 million in 2001 to a net expense of €7,800 million in 2002, a 5.3% increase.

Financial expense (which includes interest expense on financial indebtedness and income or loss from equity investees) decreased by €1,632 million or 32.4%. The decrease is attributable principally to the following:

•	a decrease in interest expense, from €1,460 million in 2001 to €1,226 million in 2002, due to lower average borrowings outstanding during 2002 as well as lower interest rates and fees;

•	the increase in losses on foreign exchange due to the negative performance of the rates of exchange which impacted certain Latin American companies, in particular Venezuela and Brazil;

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies (€1,151 million), mainly as a result of:

•	the reduction of €236 million in amortization of goodwill arising at the time of the purchase of the investments in companies accounted for using the equity method (€80 million compared to €316 million in 2001) substantially due to the write-down of goodwill recorded in 2001;

•	the decrease of €914 million in value adjustments to financial assets for the Telecom Italia Group’s share of the equity in the earnings and losses of the unconsolidated companies accounted for using the equity method (a loss of €386 million compared to a loss of €1,300 million in 2001). Such value adjustments refer to the losses of Stream of €246 million (€241 million in 2001), of Is TIM of €171 million (€334 million in 2001) and the earnings balance of €31 million relating to the earnings (losses) of the other unconsolidated companies.

In 2001 financial expense was affected by the negative results of the investments in the Nortel Inversora group (€238 million) and in the Auna group (€203 million) and the write-down of Astrolink (€259 million) by

Telespazio as the related project was interrupted. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, has remained unchanged. In 2001 we also recorded a provision of €569 million for the forward purchase commitment of Seat Pagine Gialle shares based on the estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in other income and expense, net.

Other income and expense, net increased from a net expense of €3,452 million in 2001 to a net expense of €5,637 million in 2002.

This significant increase (€2,185 million) was mainly due to the increase of extraordinary provisions and write-downs of goodwill and equity investees (€3,253 million), partly offset by the growth in gains on the disposal of equity investments, fixed and intangible assets (€2,021 million), as described below.

Other income (€2,814 million) in 2002 included:

•	gains on the disposal of equity investments, fixed and intangible assets (€2,413 million) arising from:

•	the sale of the 26.89% interest held by the Telecom Italia Group in Auna (€1,245 million);

•	the sale of the 19.61% interest held by the Mobile Business Unit in Bouygues Decaux Telecom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Information Technology Market Business Unit (€133 million);

•	the sale of the 25% interest held by the Mobile Business Unit in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate group (€15 million);

•	the sale of the 45% interest held by the Telecom Italia Group in Immsi (€1 million);

•	the disposal of other equity investments, fixed assets and business segments (€21 million); and

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Telecom Italia’s favor (€131 million);

•	the release of certain reserves (€77 million), primarily to absorb a portion of the reserve for risks and charges set up in 2001 by Telecom Italia to cover the expenses connected with the agreement to sell Stream to New Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement; and

•	grants (€9 million) and other income (€184 million).

Other expense (€8,451 million) in 2002 included:

•	extraordinary provision and write-downs of goodwill and equity investees (€6,237 million), detailed as follows:

•

write-down of the investment held in Is TIM (€1,491 million) and provision added to the reserve for risks and charges related to Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions as creditors of Is TIM and the loans to Is TIM by the Telecom Italia Group. Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made repeated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender pursuant to which its license was awarded. Due to the above mentioned difficulties, no conditions enabling the return of investment seem to be granted;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and provision added to the reserve for forward purchase commitments of Seat Pagine Gialle Shares (€1,942 million) for the estimated non recoverability of the original price of the put option. These write-downs were taken as the Telecom Italia Group no longer considers its Directories business to be a core, strategic business. The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary share price on the Italian Stock Exchange over the second half of 2002;

•	other write-downs of investments of €46 million and of goodwill of €321 million (of which: €103 million for Blu, €75 million for Corporacion Digitel, €96 million for Netco Redes and €47 million for other minor companies);

•	provision to reserve (€43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.;

•	charges as required under Law n. 58/1992 (€155 million);

•	restructuring costs related to expenses and provisions for employee cutbacks and layoffs (€494 million, of which €379 million relates to Telecom Italia);

•	the provisions made in conjunction with the disposal of the investment in the 9Telecom group (€316 million). In particular, in view of the loss reported prior to sale, the French group 9Telecom reduced results of operations of the Telecom Italia Group by a total of €389 million;

•	losses from the sale of the 15% stake in Telekom Austria (€135 million);

•	expenses connected with the disposal of equity investments (€235 million);

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of fixed assets and intangibles (€190 million, of which €142 million related to Brazilian companies);

•	provisions to the reserves for risks and charges (€194 million, of which €135 million is for guarantees provided for the disposal of certain equity investments and business segments);

•	adjustment to Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million); and

•	other losses on disposals of equity investments, fixed assets and intangibles (€38 million) and other expenses (€225 million).

Other income (€852 million) in 2001 included:

•	gains on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million;

•	income (€32 million) deriving from the partial cancellation, by the Council of State of resolution No. 7553/1999 by the Italian Antitrust Authority, under which TIM and Vodafone Omnitel were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (€120 million, mainly relating to the reserve for a contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million).

Other expense (€4,304 million) in 2001 included:

•	€2,984 million for the extraordinary provisions and write-down of goodwill and equity investees, detailed as follows:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste

Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and was renamed TIM Celular), Med-1 group and certain companies in the SEAT Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to investments;

•	€248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of Telecom Italia’s investment in Stream;

•	€380 million of expenses for employee cutbacks and layoffs (of which €203 million relates to Telecom Italia);

•	€155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, has became part of the general Employees Pension Fund;

•	€77 million of extraordinary contributions to INPS – established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished; and

•	€85 million resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts.

Income Taxes

Income taxes represented a benefit of €716 million in 2002 compared to a tax expense of €925 million in 2001. The statutory income tax rate for 2002 and 2001 was stable at 40.25%.

The 2002 decrease in income taxes (€1,641 million) was due to a reduction in the taxable base caused mainly by the write-downs of equity investments which involved an increase in prepaid income taxes, as well as to the benefits arising from the merger of Blu into TIM.

Net Income (loss)

Net income (loss) before minority interest increased from a loss of €1,658 million in 2001 to net income of €297 million in 2002. The improvement in net income before minority interest in 2002 was principally attributable to the increase in operating income, the reduction in total financial expense, net and the income tax benefit in 2002, offset in part by the increase in other expense, net. Net loss after minority interest was €322 million in 2002 compared to a net loss of €2,068 million in 2001. Minority interest increased from €410 million in 2001 to €619 million in 2002 mainly due to higher levels of profit at TIM group, which is partially owned by the Telecom Italia Group.

Results of Operations of Business Units for the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001.

Domestic Wireline

The following table sets forth for the periods indicated certain financial and other data for Domestic Wireline.

	Year ended December 31,
Domestic Wireline	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	17,168	17,022

Gross Operating Profit	7,750	7,965

Operating income	4,361	4,700

Number of employees at year-end	57,895	53,682

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The following table sets forth for the periods indicated certain statistical data for Domestic Wireline.

	Year ended December 31,
	2001	2002
Subscription and Customers:
Subscriber fixed lines at period-end (thousands)(1)	27,353	27,142
Subscriber fixed line growth (%)	0.7	(0.8)
Subscriber fixed lines per employee at period-end(2)	448	496
ISDN equivalent lines at period-end (thousands)(3)	5,403	5,756

Retail Traffic(4):
Average minutes of use per fixed line subscriber during period(5)	4,739	4,292
Of which:
Local traffic during period (in average minutes)(6)	3,575	3,198
Long distance traffic during period (domestic and international) (in average minutes)	1,163	1,094
Growth in international incoming and outgoing traffic in minutes(7)	12.1	5.7

(1)	Data include multiple lines for ISDN and excludes internal lines.
(2)	Ratio is based on employees of the Company only.
(3)	Data exclude internal lines.
(4)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(5)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(6)	Including district and internet dial up traffic.
(7)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Revenues from Domestic Wireline services in Italy consists of revenues from domestic and international traffic and fees from subscribers (including retention programs, like Teleconomy) and from other operators for interconnection to Telecom Italia’s network. In 2002 gross operating revenues from Domestic Wireline decreased by €146 million or 0.9% compared to a reduction of €251 million or 1.4% in 2001 when compared to 2000. The 2002 decrease is attributable principally to a reduction in traffic revenues (a decrease of €533 million) and sales revenues in spite of an increase from charges and fees (an increase of €539 million).

Traffic revenues decreased due to the continued fall in prices despite an increase in overall minutes as a result of the following effects:

•	commercial policies aimed at customer retention with offers (mainly Teleconomy and Alice) which provide discounted tariffs with a monthly fee;

•	further reductions in traffic tariffs partially offset by an increase in subscription fees due to the price cap system (on July 1, 2001 and on February 1, 2002); the price cap mechanism ended as of December 31, 2002. The National Regulatory Authority is now studying a new price cap mechanism; and

•	competition.

Minutes of total traffic increased by 2.4% compared to 2001 primarily due to interconnection charges from other operators traffic and international traffic which more than offset the reduction in retail traffic (a decrease of 9.4% compared to 2001). The decrease in retail traffic volumes is evident from the overall decline in average minutes of use per line for local traffic (including district and internet dial up traffic) and long distance traffic (including international outgoing from retail customers and fixed to mobile traffic):

•	local traffic usage decreased from average minutes of use of 3,575 in 2001 to 3,198 in 2002, due principally to the substitution of internet dial up traffic with innovative internet traffic (ADSL); and

•	long distance traffic usage decreased from average minutes of use of 1,163 in 2001 to 1,094 in 2002, due to the substitution effect of fixed to mobile traffic and competition.

Telecom Italia’s market share in retail traffic at December 31, 2002 was 72.2% in line with December 31, 2001 (72.1%). As of December 31, 2002, market share in local traffic remained unchanged with respect to

December 31, 2001 (73.1%). Market share has been gained in long distance traffic (from 68.2% at December 31, 2001 to 70.7% at December 31, 2002), offsetting losses in fixed to mobile (from 70.0% at December 31, 2001 to 69.2% at December 31, 2002) and international traffic from retail customers (from 68.2% at December 31, 2001 to 62.5% at December 31, 2002). This result reflects retention and win back policies supported by new Teleconomy offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business customized offers) had 5.2 million users at the end of 2002 compared to 4.1 million users at the end of 2001.

The gross average return on traffic was €3.9 cents per minute in 2002 compared to €4.2 cents per minute in 2001, a decrease of 8.3% which translates into a revenue loss of approximately €533 million. The decrease is attributable to the tariff reductions in domestic wholesale traffic due to the Italian Telecommunication Authority encouraging competition combined with decreased prices in international wholesale traffic.

The gross average return on retail traffic was €5.44 cents per minute, substantially in line with 2001, due to the significant increase of revenues in value added traffic services (+30% compared to 2001).

Included in gross operating revenues is other income which includes revenues for data services and data equipment (€1,570 million compared to €1,530 million in 2001), other equipment (€885 million compared to €920 million in 2001), access from other operators (€1,180 million compared to €1,160 million in 2001) and other revenues.

The number of fixed line subscribers in Italy decreased by 0.8% to approximately 27,142 million at December 31, 2002 representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 48% at December 31, 2002, which remained unchanged with respect to December 31, 2001. Such decrease takes into account the increase in ISDN lines (5,403,000 lines at the end of 2001 and 5,756,000 lines at the end of 2002).

Gross operating revenues from international traffic decreased to €1,598 million in 2002 compared to €1,652 million in 2001 despite a 17.9% increase in total international traffic volume, to 10,243 million minutes in 2002 from 8,685 million minutes in 2001. The volume increase was largely driven by outgoing traffic from OLOs and traffic carried. The revenue trend is mainly due to the impact of continuing tariff reductions and increasing competition.

Consolidated operating revenues were €15,220 million and €15,091 million in 2001 and 2002, respectively.

Despite the revenue decline, Gross Operating Profit increased from €7,750 million in 2001 to €7,965 million in 2002, a 2.8% increase compared to 2001, due to significant reductions in personnel costs (€85 million) and expenses (€255 million) as the result of an efficiency plan that brought savings in discretionary operating expenses of approximately €500 million.

Gross operating margin improved by 1.7%, from 45.1% in 2001 to 46.8% in 2002 as cost savings made up for the small decline in revenues.

Operating income increased from €4,361 million in 2001 to €4,700 million in 2002, a 7.8% increase, as a result of efforts to contain costs and improve the level of efficiency of invested capital. Operating Margin increased to 27.6% in 2002 compared with 25.4% in 2001, also due to a significant reduction of €265 million in depreciation and amortization.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2001	2002
	(millions of Euro, except employees)
Gross operating revenues	10,250	10,867

Gross Operating Profit	4,760	5,039

Operating income	3,136	3,358

Number of employees at year-end	16,721	18,702

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2001	2002
TIM lines at period-end (thousands)	23,946	25,302
TIM lines growth per annum(%)	10.9	5.7
Average revenue per mobile line per month(€)(1)	29.1	28.8
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	41.6	43.9
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	89.0	95.0
Total mobile outgoing traffic per month (millions of minutes)	1,795	1,960

(1)	Including Prepaid Customers revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 6% in 2002 compared to 2001, despite the impact of adverse exchange rates which impacted certain companies included in the Latin America Mobile Business Unit, in particular Venezuela and Brazil. Excluding the effect of changes in exchange rates, organic growth of revenues would have been 11.9% compared to 2001.

This increase was primarily due to TIM’s performance in the Italian market (an increase of 6.7%), despite increasing competition, and was mainly attributable to the increase of revenues relating to value added services, with some contribution from international companies. In addition, the operating revenues of Stet Hellas amounted to approximately €689 million in 2002, a 31.7% increase compared to 2001 mainly due to growth of outgoing traffic and value added services. In addition the number of mobile lines at Stet Hellas increased 17.8%.

Consolidated operating revenues were €9,963 million in 2001 and €10,595 million in 2002, respectively.

Gross Operating Profit amounted to €5,039 million, up €279 million, or 5.9% as compared to 2001. The gross operating margin however remained flat at 46.4%. Excluding the effect of changes in the exchange rates, the growth of Gross Operating Profit would have been 8.6% and is mainly attributable to the good performance of TIM and Stet Hellas as well as the improved results of TIM Perù, partially offset by the start-up costs of certain Latin American companies.

Operating income amounted to €3,358 million, an increase of €222 million, or 7.1%, compared to 2001. Operating margin improved from 30.6% in 2001 to 30.9% in 2002. Growth in operating income is mainly attributable to the increase in Gross Operating Profit.

TIM (parent company)

TIM, which during 2002 merged Blu S.p.A., the fourth Italian GSM operator, had operating revenues in 2002 of €9,022 million, an increase of 8.0% over 2001 (€8,915 million net of the merger impact, representing an increase of 6.7% over 2001). Revenues from services increased by 6.5% (net of the merger impact) with the same percentage of 2001 on total revenues (94.3%). The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 7.8%).

TIM lines increased to 25,302,000 lines at December 31, 2002, a 5.7% increase compared to December 31, 2001. TIM’s total GSM lines increased by 9.4% in 2002, to 24,307,000 lines at December 31, 2002, while TIM’s total TACS lines decreased by 42.6% in 2002, to 995,000 lines at December 31, 2002, in each case compared to December 31, 2001. Due to the termination of the TACS services over the next few years, customer transfer to the GSM service is in progress. Approximately 96% of TIM’s lines are now GSM lines. The continuing significant growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card) launched in October 1996, which had 21,622 thousand lines by December 31, 2002 compared to 19,674 thousand lines at December 31, 2001. Prepaid lines grew by 6.3% in 2002.

At December 31, 2002, TIM had a market share in Italy of approximately 46.1% (including TACS and GSM) compared to 46.7% at December 31, 2001, and a market share of approximately 45.1% for GSM only compared to 44.8% in 2001. The overall market grew by 6.8% in 2002 from 51.3 million lines at the end of 2001 to 54.8 million lines at the end of 2002. The aggregate number of customers at December 31, 2002 for TIM’s analog and GSM services represented a penetration rate of 43.9% compared to 41.6% at December 31, 2001.

TIM traffic volumes increased by 7.8% in terms of minutes and mobile traffic revenues (net of the Blu merger impact) increased by 3.5% in 2002 (€6,845 million) compared to 2001 (€6,613 million). The net increase in lines (up 5.7% compared to 2001) was partially offset by the continuing decline in average revenues per line and a decline in average revenue per minute due to increasing competitive pressures and the effect on prices. Average monthly revenue per mobile line (which includes traffic revenues and subscription fees) decreased from approximately €29.10 in 2001 to €28.80 in 2002 (including visitors).

TIM revenues from equipment sales increased by 9.3% in 2002 (€505 million) compared to 2001 (€462 million) as a result of the launch of Multimedia Messaging Services (MMS services). Mobile subscription fees decreased by 5.6% in 2002 (€203 million) compared to 2001 (€215 million) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from Value Added Services (VAS) (€752 million in 2002) increased by 41.4% compared to 2001. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 8.9% of services revenues and 8.4% of total revenues in 2002, compared to 6.7% and 6.4%, respectively in 2001. In 2002 TIM actively marketed the increase in use of VAS through promotional campaigns.

The TIM churn rate, as a result of increased competition, rose to 1.5% per month, up from the 1.3% rate recorded in 2001.

TIM Gross Operating Profit was €4,404 million. Excluding a loss of €125 million due to the merger effect Gross Operating Profit reached €4,529 million, a growth of 7.2% compared with the previous year (€4,225 million) as a result of the increase in operating revenues and the actions taken for the containment of operating costs. Excluding the merger impact, gross operating profit accounted for 50.8% of overall revenues (50.6% in 2001).

TIM operating income was €3,153 million. Excluding a loss of €170 million due to the merger impact operating income was €3,323, a 2.8% increase compared with 2001. Excluding the merger impact, operating margin was 37.3% in 2002 and 38.7% in 2001.

TIM operating income was impacted by the increase in depreciation and amortization, as a result of the following:

•	the amortization only for fiscal purposes of the UMTS licence (€121 million gross of tax effects of €49 million);

•	the higher depreciation of fixed assets (an increase of €53 million) due to the revision of the estimate of the useful life of the depreciable assets.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for Mobile business unit in Latin America, coordinated by the Latin America Operations (LAO).

	Year ended December 31,
Mobile Latin America	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,403	1,298

Gross Operating Profit	355	274

Operating income (loss)	(72)	(98)

Number of employees at year-end	5,678	7,050

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The operating revenues of the Mobile Business Unit in Latin America amounted to €1,298 million in 2002 compared with €1,403 million in 2001, a decrease of 7.5%. The decrease was mainly due to the weakening of the Brazilian and Venezuelan currencies against the Euro.

Gross Operating Profit amounted to €274 million, a decrease of €81 million, or 22.8%, compared to 2001, mainly due to the start-up costs of certain companies.

Operating loss amounted to €98 million compared to an operating loss of €72 million in 2001.

South America

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, all the companies based in Latin America are now coordinated by LAO.

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Latin America Business Unit are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2001(1)	2002
	(millions of Euro, except employees)
Gross Operating revenues	1,534	1,409

Gross Operating Profit	527	450

Operating income	187	146

Number of employees at year-end	5,746	5,461

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues were €1,409 million in 2002, a decrease of 8.1% compared to 2001. The decrease was mainly due to the adverse effect of the change in exchange rates (a decrease of €212 million, of which €182 million relates to the Chilean peso and €29 million for the Bolivian currency). On a constant currency basis, gross operating revenues would have increased by 5.7%, primarily due to an increase in the revenues of the Entel Chile group (+12.3% in local currency). This was partially offset by the effects of deregulation in the Bolivian market (Entel Bolivia reported a reduction in revenues of approximately 4.5% in local currency). In addition revenues also declined due to the suspension as of April 1, 2002 of the management fee under the terms of the contract with Telecom Argentina. Telecom Argentina has experienced significant financial difficulties and is currently in the process of restructuring its debts.

Consolidated operating revenues were €1,531 million in 2001 and €1,369 million in 2002, respectively.

The fluctuations in exchange rates described affected profitability. In particular, Gross Operating Profit decreased by €77 million, or 14.6%, compared to 2001, of which approximately €65 million was attributable to the weakening exchange currencies. Excluding the exchange effects, the reduction in the Gross Operating Profit would have been 2.3%, due primarily to the suspension of the management fee from Telecom Argentina and the lower profit margins in Bolivia partially offset by a recovery in profit margins in the Chilean mobile sector. As a percentage of revenues, Gross Operating Profit was 31.9% in 2002 (34.4% in 2001).

Operating income is consistent with the trends already described with regard to Gross Operating Profit. As a percentage of revenues, in 2002 operating income was 10.4% in 2002 (compared to 12.2% in 2001).

*    *    *    *

In order to give an overall view of Latin America Operations (LAO), the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	2,937	2,706

Gross Operating Profit	882	724

Operating income	115	48

Number of employees at year-end	11,424	12,511

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Internet and Media

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media business unit (the SEAT group).

	Year ended December 31,
Internet and Media	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,957	1,991

Gross Operating Profit	444	593

Operating income	31	232

Number of employees at year-end	9,264	7,715

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 1.7% from €1,957 million in 2001 to €1,991 million in 2002. The Directories business Area made the largest contribution to growth; the related revenues increased by 3.4%.

Consolidated operating revenues were €1,880 million in 2001 and €1,900 million in 2002.

Gross Operating Profit increased by 33.6% to €593 million (with a gross margin of 29.8%), while operating income increased to €232 million in 2002 compared to €31 million in 2001. These improvements were achieved, despite the poor advertising market, due to implementation of rationalization measures and the improvements achieved in efficiency, especially in the Internet, Directories and Directory Assistance areas (which together represented 73% of the combined revenues). In 2002, for the first time, all the business areas made a positive contribution to the consolidated Gross Operating Profit (with the sole exception of television, where reduced losses were recorded compared to 2001).

Total Internet users have grown from 5 million at the end of 2001 to 6.6 million at the end of 2002, of whom 2.2 million remained active after 45 days. Average connection time increased by 5.6% in 2002 compared to 2001.

Information Technology Market

The Information Technology Market Business Unit was created early in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local administrations moving towards decentralization and e-government, as well as banks and businesses.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Market business unit.

	Year ended December 31,
Information Technology Market	2001(1)	2002(2)(3)
	(millions of Euro, except employees)
Gross operating revenues	1,198	912

Gross Operating Profit	166	104

Operating income	123	61

Number of employees at year-end	6,441	4,493

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

(2)	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei S.p.A. to the Ministry of Economy and Finance – Fiscal Policy Department. As result of this, the 2002 statement of operations items presented include Sogei only for the first six months.
(3)	On October 3, 2002, Finsiel disposed of its 100% stake in Consiel S.p.A. to World Investment Partners S.A.; as a result of this, the 2002 statement of operations items presented include Consiel only for the first eight months.

Gross operating revenues decreased by 23.9% from €1,198 million in 2001 to €912 million in 2002. On a comparable consolidation basis, gross operating revenues decreased by €48 million, or 5.0%, compared to 2001.

Other than the effects due to the changes in the scope of consolidation (mainly for the sale of Sogei S.p.A. and Consiel S.p.A.), a contributory factor to the decrease in revenues was a contraction in the revenues of Finsiel, Consiel and Banksiel, resulting from both lower volumes and a reduction in prices paid by important customers. This was offset by an increase at Intersiel and Insiel of the acquisition of new orders and new customers.

Consolidated operating revenues were €1,135 million in 2001 and €876 million in 2002.

The profitability of the IT Market Business Unit, both in terms of Gross Operating Profit and operating income, decreased, in addition to the effects due to the changes in the scope of consolidation, as a result of the already-mentioned reduction of prices on some contracts which were renewed during the year 2002, and the new bids won with lower contract prices, that were only partly offset by cost cuts and improved levels of efficiency.

The Gross Operating Profit decreased by 37.3% from €166 million in 2001 to €104 million in 2002. On a comparable consolidation basis, Gross Operating Profit decreased by €33 million, or 24.1%, compared to 2001.

Operating income decreased by 50.4% from €123 million in 2001 to €61 million in 2002. On a comparable consolidation basis, operating income decreased by €39 million, or 39.0%, compared to 2001.

Information Technology Group

The Information Technology Group Operating Activity was created early in 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The entity also incorporates the operations of TILAB group. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group.

	Year ended December 31,
Information Technology Group	2001(1)	2002
	(millions of Euro, except employees)
Gross operating revenues	1,198	1,215

Gross Operating Profit	188	140

Operating income	22	(21)

Number of employees at year-end	6,844	7,327

(1)	The 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues were stable and mainly affected by a reduction of prices on the services rendered principally to the domestic Wireline Business Unit, continuing with the price reduction policy of the previous year.

Consolidated operating revenues were €156 million in 2001 and €111 million in 2002.

Gross Operating Profit decreased by 25.5% from €188 million in 2001 to €140 million in 2002. Operating income decreased by €43 million from €22 million in 2001 to a loss of €21 million in 2002.

The decrease in profitability reflects the aforementioned reduction in prices, only partially offset by a fall in outside services and labor costs, which can be attributed essentially to the measures to improve efficiency begun at the start of the year 2002.

In 2002, operating income was also impacted by higher levels of amortization of software licenses as a result of acquisitions made during the year.

Other Telecom Italia Group Activities

The “Other Activities” of the Telecom Italia Group consist mainly of the “Real Estate and General Services” Operating Activity, the companies which previously reported to the former International Operations Business Unit and which, following the 2002 reorganization of international activities, were transferred to the Foreign Holdings Function and the Satellite Business Unit.

Real Estate and General Services

Until December 31, 2002, the range of services offered by the Real Estate and General Services operating activity was directed mainly towards other Telecom Italia Corporate Functions/Business Units. The activities managed by “Real Estate and General Services” consisted of the following: to provide asset and property management services and to leverage the value of the real estate properties of the Telecom Italia Group, to carry out the project design and work on properties and to provide project and facility management services.

As a result of the finalization of the Tiglio Project (See “Item 4. Information on the Telecom Italia Group—Description of Property”), in February 2003, the “Real Estate and General Services” operating activity was eliminated and the related activities and resources were transferred to the other Telecom Italia Corporate Functions.

The following table sets forth, for the periods indicated, certain financial and other data for the Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2001	2002
	(millions of Euro, except employees)
Gross operating revenues	953	846

Gross Operating Profit	145	88

Operating income (loss)	(65)	(92)

Number of employees at year-end	1,889	1,393

Gross operating revenues decreased by €107 million, or 11.2%, from €953 million in 2001 to €846 million in 2002. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies to match market rates and the rationalization of premises occupied by clients.

Gross Operating Profit decreased by €57 million, or 39.3%, from €145 million in 2001 to €88 million in 2002. Gross Operating Profit benefited from €51 million of costs savings arising from actions taken to contain operating costs (external charges and personnel costs) which partially offset the reduction in revenues.

Operating loss increased by €27 million, or 41.5%, from €65 million in 2001 to €92 million in 2002.

Foreign Holdings Corporate Function

In May 2002, the International Operations (IOP) “Operating Activity” was disbanded. As a result of this reorganization, the corporate function, Foreign Holdings, is responsible for Telecom Italia International, 9Telecom group (disposed of in August 2002 and consolidated up to June 30, 2002 in the statement of operations) and the BBNed group, as well as Telekom Austria group, Telekom Srbija, Etec S.A. and Netco Redes. The function ensures the coordination, leveraging and rationalization of the foreign holdings held by Telecom Italia operating in the fixed and integrated fixed-mobile TLC business.

The following table sets forth, for the periods indicated, certain financial data for the Foreign Holdings Corporate Function.

	Year ended December 31,
International Subsidiaries	2001(1)	2002
	(millions of Euro)
Gross operating revenues	292	214

Gross Operating Profit (Loss)	(149)	(49)

(1)	The 2001 financial data have been reclassified and presented consistent with the presentation of 2002 financial data.

The data refer to BBNed group, Telecom Italia International and 9Telecom group which, due to its sale, was consolidated on a line by line basis only until June 2002. The data is, therefore, not comparable.

Satellite Services

The former business unit, Satellite Services (the Telespazio group), was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002. The Satellite Services (the Telespazio group and the “Satellite Telecommunications” business segment of Telecom Italia) was responsible for developing satellite communication systems for phone and data, radio and television broadcasting and earth-observation.

The following table sets forth, for the periods indicated, certain financial data for the Satellite Services.

	Year ended December 31,
Satellite Services	2001(1)	2002(1)
	(millions of Euro)
Gross operating revenues	648	237

Gross Operating Profit	159	12

Operating income (loss)	60	(6)

(1)	The 2002 financial data are related only to the first nine months, while the 2001 financial data refer to the entire year.

Year ended December 31, 2001 compared with Year ended December 31, 2000.

Consolidated Operating Revenues

The Telecom Italia Group’s consolidated operating revenues grew by 13.4% in 2001 compared to 2000 (an increase of 2.7% on a comparable consolidation basis).

The increase in consolidated operating revenues of 13.4% over 2000 was primarily due to the following:

•	the positive performance of mobile telephone services which offset a reduction in wireline telephone services in Italy, where revenues from traffic, in spite of a significant increase in terms of minutes, evidenced a reduction in the average return on traffic (retail and wholesale) that went from €5.5 cents to €3.9 cents per minute; and

•	the contribution made by the new companies included in the scope of consolidation, especially the Entel Chile group (€1,247 million) and the Seat Pagine Gialle group (€1,707 million), that was partly offset by the exclusion of the companies in the manufacturing and installation sector (Sirti and Italtel groups) which were included in the statement of operations only through September 30, 2000.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to the Telecom Italia Group’s consolidated operating revenues.

	Year ended December 31,
	2000(1)(2) (pro forma)			2001(2)
	Gross Operating Revenues(3)	Consolidated Operating Revenues(4)	% of Consolidated Operating Revenues	Gross Operating Revenues(3)	Consolidated Operating Revenues(4)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Domestic Wireline(5)(7)	17,419	15,327	56.4%	17,168	15,220	49.4%
Mobile	9,418	9,090	33.5%	10,250	9,963	32.3%
South America(6)	312	247	0.9%	1,534	1,531	5.0%
Internet and Media	263	179	0.7%	1,957	1,880	6.1%
IT Market(7)	1,135	1,039	3.8%	1,198	1,135	3.7%
IT Group(7)	1,332	145	0.5%	1,198	156	0.5%
Other activities(8)(9)(10)	2,821	1,142	4.2%	2,009	933	3.0%

Total operating revenues	32,700	27,169	100.0%	35,314	30,818	100.0%

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. For such reason, the 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(2)	2000 and 2001 gross operating revenues and consolidated operating revenues for each major business area and other activities of the Telecom Italia Group are reclassified and presented consistent with the presentation of 2002 gross operating revenues and consolidated operating revenues.
(3)	Gross operating revenues are total revenues of the various business areas of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(4)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(5)	The data presented includes the following companies, which due to the 2002 reorganization, are part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(6)	The data refers to Entel Chile group (only for 2001, the year in which the Telecom Italia Group acquired its control), Entel Bolivia group, the company Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina) and the business segment South America of Telecom Italia.
(7)	The data presented reflects the split into two distinct units of the IT Services Business Unit which occurred in early 2002: IT Market and Information Technology Group. Furthermore, Saritel S.p.A. has been consolidated in the IT Group Operating Activity instead of the Domestic Wireline Business Unit.
(8)	The data presented includes the operations of the Foreign Holdings Corporate Function (9Telecom Reseau, Jet Multimedia and Mageos Explorer groups – these two groups have been fully consolidated in the statement of operations only starting from January 1, 2001, the BB Ned group and what remains of the former International Operations) and the former Business Unit Satellite Services.
(9)	In December 2000, 80.1% of Italtel’s capital stock was sold to a group of foreign investors headed by Clayton, Dubilier & Rice and Cisco System. In connection with this sale, Sogerim SA (merged in 2002 into Telecom Italia Finance), a wholly-owned subsidiary of Telecom Italia, retained approximately a 19% stake in Italtel. Only the economic results for the first nine months of 2000 have been included in the 2000 consolidated financial statements of the Telecom Italia Group.
(10)	In December 2000, Telecom Italia disposed of its interest in Sirti. Only the economic result for the first nine months of 2000 have been included in the 2000 consolidated financial statements of the Telecom Italia Group.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area:

	Year ended December 31,
Geographic Area	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Italy	23,033	84.8%	24,456	79.4%
Other European countries	1,809	6.7%	2,169	7.0%
North America	174	0.6%	968	3.1%
Central and South America	1,555	5.7%	2,592	8.4%
Australia, Africa and Asia	598	2.2%	633	2.1%

Total operating revenues	27,169	100.0%	30,818	100.0%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Cost of materials	2,132	7.8%	1,972	6.4%
Other external charges	10,130	37.3%	12,171	39.5%
Personnel costs (salaries and social security contributions)	4,745	17.5%	4,666	15.1%
Changes in inventories	(255)	(0.9)%	58	0.2%
Capitalized internal construction costs	(831)	(3.1)%	(581)	(1.9)%
Depreciation and amortization	5,209	19.2%	6,275	20.4%

Total operating expenses	21,130	77.8%	24,561	79.7%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

The Telecom Italia Group’s operating expenses increased by 16.2% in 2001 compared to 2000 mainly due to the changes in the scope of consolidation (principally the Entel Chile group and the SEAT group) and the expansion of mobile telecommunications services, as well as the increase in the amortization of goodwill. The increase in operating expenses, mainly due to the expansion of the Telecom Italia Group’s activities, was also reflected in the €1,619 million increase in costs of external services rendered (included in other external charges).

As a percentage of the Telecom Italia Group’s operating revenues, such operating expenses represented 77.8% and 79.7% in 2000 and 2001, respectively.

Cost of Materials

Cost of materials decreased by 7.5% in 2001 compared to 2000, principally due to the exclusion of the companies in the manufacturing and installation sector (Sirti and Italtel groups) which were included in the statement of operations only through September 30, 2000 as well as lower costs of sale for products at Telecom Italia since, beginning with the second half of 2000, for some customers, Telecom Italia only plans the telecommunications systems, leaving manufacturers with the costs of supplying the equipment. Such decrease was partly offset by the inclusion in the scope of consolidation of the SEAT group and the Entel Chile group.

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Costs of external services rendered	7,933	9,552
Write-downs of fixed assets and intangibles	48	16
Provision for bad debts	394	439
Rent and lease payments	751	1,069
TLC license fee	543	524
Provision for risk	108	189
Other provisions and operating charges	353	382

Other external charges	10,130	12,171

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Other external charges increased by €2,041 million in 2001 compared to 2000 or 20.1%.

•	Costs of external services rendered increased by 20.4% in 2001 compared to 2000 mainly due to the inclusion of the Entel Chile group and the SEAT group in the scope of consolidation, the increase in the costs of operating and developing mobile telecommunications services and the increase in the operations of certain foreign companies.

•	Write-downs of fixed assets and intangibles decreased by 66.7% in 2001 compared to 2000.

•	Rent and lease payments increased by 42.3% in 2001 compared to 2000, mainly due to higher costs sustained by the Company for rentals on buildings sold to IM.SER (€252 million) as well as the inclusion of the SEAT group in the scope of consolidation.

•	TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased by 3.5% in 2001 compared to 2000 due to a reduction in the revenue base and a reduction in the rate (the aggregate rate for Telecom Italia and TIM declined from 2.7% in 2000 to 2.5% in 2001).

•	Other provisions and operating charges, which include losses on disposals and write-offs of fixed assets and intangibles (€29 million) and taxes other than income taxes (€120 million), increased by 8.2% in 2001 compared to 2000.

Personnel Costs

Personnel costs (salaries and social security contributions) decreased by €79 million or 1.7% to €4,666 million in 2001 from €4,745 million in 2000; personnel costs declined to 15.1% of the Telecom Italia Group’s operating revenues in 2001 compared to 17.4% in 2000. The decrease was due to the following:

•	the exclusion from the scope of consolidation of the Sirti and Italtel groups (€383 million), and

•	the decrease in Telecom Italia costs following employee layoffs.

These decreases were only partly offset by the inclusion in the scope of consolidation of the Seat group (€360 million) and the Entel Chile group (€114 million). Employees at December 31, 2001 numbered 109,956 (107,171 as of December 31, 2000). The breakdown is as follows:

	As of December 31,
	2000(1) (pro forma)	2001
Italy	93,817	90,628
Abroad	13,354	19,328

Total employees	107,171	109,956

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

At December 31, 2001 the Telecom Italia Group employed 109,956 persons, an increase of 2,785 employees compared to a pro forma 107,171 at December 31, 2000. The increase of 2,785 units is principally due to the changes in the scope of consolidation (in particular increases of 1,749 units in Internet Media and 1,464 units in Mobile Services as well as the inclusion of the Entel Chile group which led to an increase of 4,681 employees) and a reduction of 5,460 units at Telecom Italia owing to personnel turnover.

The dispute with INPS concerning the calculation of social security charges to be paid by the companies operated in Italy’s telecommunications services of the Telecom Italia Group has been ongoing for many years. At December 31, 2001, Telecom Italia’s potential range of liability for principal contribution was estimated to be between €960 million and €1,284 million (€334 million of which had already been paid).

Capitalized Internal Construction Costs

Capitalized internal construction costs represent sales of equipment and installations at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs decreased from €831 million in 2000 to €581 million in 2001 (or 30.1% decrease) principally due to lower levels of capital expenditures spent on products purchased from subsidiaries within the Telecom Italia Group as well as the disposal of Sirti and Italtel groups.

Gross Operating Profit

The table below sets forth, for the periods indicated, the Telecom Italia Group’s Gross Operating Profit (see “—Business Unit Financial Data—Note 5” above for calculation of Gross Operating Profit) and gross operating margin (Gross Operating Profit as a percentage of operating revenues).

	Year ended December 31,
	2000(1) (pro forma)		2001
	(millions of Euro, except percentages)
Gross Operating Profit	12,217	45.0%	13,619	44.2%

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Gross Operating Profit increased by 11.5% in 2001 compared to 2000 (an increase of 6.6% on a comparable consolidation basis) but gross operating margin decreased to 44.2% in 2001 from 45.0% in 2000. The overall increase in Gross Operating Profit was primarily attributable to the changes in consolidation to include the SEAT group (€444 million) and the Entel Chile group (€374 million) and improved Gross Operating Profit from mobile telecommunications (€313 million).

Depreciation and Amortization

Depreciation and amortization which is calculated on a straight line basis over the estimated useful lives of the assets, increased by €1,066 million or 20.5% in 2001 to €6,275 million compared to €5,209 million in 2000. Depreciation of fixed assets decreased by €97 million or 2.3% to €4,034 million in 2001 compared to €4,131 million in 2000. The decrease in depreciation of fixed assets was principally attributable to the change in the scope of consolidation and a reduction in the depreciation expense of Telecom Italia (€415 million), owing to a lower amount of depreciable assets following the contribution of real estate assets to IM.SER, and a change in the mix of depreciable assets.

Amortization of intangible assets increased by €1,163 million or 107.9%, from €1,078 million in 2000 to €2,241 million in 2001. Goodwill represented €1,022 million of intangibles in 2001 compared to €168 million in 2000. The increase in amortization of goodwill which represented 73.4% of the total increase in amortization of intangible assets was mainly due to the acquisition of SEAT Pagine Gialle (€574 million), the acquisition of Jet Multimedia (€102 million) as well as other companies within the SEAT group (€99 million).

As a result primarily of the transactions which resulted in Telecom Italia acquiring a controlling stake in the SEAT group as well as certain other international investments made at the end of 2000, Telecom Italia recorded a significant increase in goodwill (goodwill as of December 31, 2000 was €10,171 million compared to €1,020 million as of December 31, 1999). At year end 2001 goodwill had declined to €9,141 million due to the amortization described above as well as the extraordinary write-downs of goodwill (€1,303 million) offset by additions (€1,174 million, of which €731 million was attributable to the acquisition of the additional stake in Entel Chile).

Operating Income

The table below sets forth, for the periods indicated, the Telecom Italia Group’s operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Operating income	6,441	6,674

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Operating income for the Telecom Italia Group increased by 3.6% in 2001 compared to 2000. The increase in operating income is mainly attributable to improvement in Telecom Italia (an increase of €388 million), improved results of TIM group (operating income increased by €148 million) and positive effects from changes in consolidation area, partly offset by the higher goodwill amortization charges (€854 million). As a percentage of operating revenues, operating income decreased in 2001 to 21.7% from 23.7% in 2000 due principally to the higher goodwill amortization.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2000(1) (pro forma)	2001
	(millions of Euro)
Financial income	806	1,076
Financial expense	(2,261)	(5,031)
of which writedowns and equity in losses in unconsolidated subsidiaries, affiliated companies and other companies, net	(1,011)	(1,616)
Other income and (expense), net	(184)	(3,452)

Total financial expense, net and other income and expense, net	(1,639)	(7,407)

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Total financial expense, net and other income and expense, net increased from a net expense of €1,639 million in 2000 to a net expense of €7,407 million in 2001, a 351.9% increase.

Financial expense (which includes interest expense on financial indebtedness and income or loss from equity investees) increased by 122.5%. The increase was attributable to the following principal factors:

•	higher average borrowings outstanding during 2001 principally attributable to financing the acquisition of SEAT as well as other acquisitions made during 2000 and 2001 which resulted in an increase of interest expense of €698 million (€762 million in 2000 and €1,460 million in 2001). See also “—Liquidity and Capital Resources”;

•	the provision relating to the forward commitment to purchase SEAT Pagine Gialle shares for a total of €569 million in connection with the estimate of the non recoverability of the original price to exercise the option;

•	higher levels of equity losses of investments in unconsolidated subsidiaries, affiliated and other companies (€1,616 million in 2001 compared to €1,011 million in 2000) which reflects primarily the results of operations for the Telecom Italia Group’s equity method investments, including amortization of goodwill that arose upon the acquisition of these investments (€316 million in 2001 and €462 million in 2000).

The higher expenses in 2001 were particularly affected by:

•	the losses of Is TIM (Turkey) of €334 million due not only to expenses incurred in conjunction with the start-up phase but also the effects of the currency crisis in Turkey and the application of inflation accounting principles;

•	the writedown of Stream (€241 million);

•	the losses of the Nortel Inversora group (€238 million), which were related to the economic crisis in Argentina and due mainly to exchange losses on financial payables.

Other income and expense, net increased from a net expense of €184 million in 2000 to a net expense of €3,452 million in 2001.

This significant increase was mainly due to the extraordinary provisions and write-downs of goodwill and equity investees which are described in more detail below.

Other income in 2001 included:

•	gains on the sale of the 70% holding in Mirror International Holding (the company through which the satellite companies were contributed to the Lehman Brothers group) for €170 million and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investments for €94 million;

•	income (€32 million) deriving from the partial cancellation, by the Council of State of resolution No. 7553/1999 by the Italian Antitrust Authority under which TIM and Omnitel (now Vodafone-Omnitel) were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (€120 million, mainly relating to the reserve for a contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million).

Other expense in 2001 included:

•	€2,984 million for the extraordinary provisions and write-down of goodwill and equity investees, detailed as follows:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, TIM Brasil (TIM Celular Centro Sul, TIM Rio Norte and TIM Sao Paulo, into which were merged the two other companies and which was renamed TIM Celular), Med-1 group and certain companies in the Seat Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to investments;

•	€248 million relating to the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of Telecom Italia’s investment in Stream;

•	€380 million of expenses for employee cutbacks and layoffs (of which €203 million relates to Telecom Italia);

•	€155 million for social security charges under Law 58/1992 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT) which, as required by the 2000 Finance Bill, became part of the general Employees Pension Fund;

•	€77 million of extraordinary contributions to INPS—established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the fund that was abolished; and

•	€85 million resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts.

In 2000, other income and expense, net was significantly lower due to significant gains on the disposal of investments (€1,146 million) offset by:

•	provisions made by TIM to reserve for technological risk (€400 million);

•	expenses and provisions connected to the transactions for the disposal of investment holdings and the real estate portfolio (€180 million);

•	restructuring costs (€480 million) principally related to Telecom Italia’s costs for its corporate reorganization plan;

•	the social security charges (€153 million) pursuant to Law No. 58/92 to guarantee uniform status under the former Telephone Employees Pension Fund (FPT);

•	the extraordinary annual contribution to INPS (€77 million) to meet the higher financial requirements covered by the rules of the Telephone Employees Pension Fund (FPT).

Income Taxes

Income taxes were €925 million in 2001 compared to €1,910 million in 2000. The statutory income tax rate for 2001 and 2000 was 40.25% and 41.25%, respectively. The 2001 decrease in income taxes (€985 million) was primarily due to a reduction in the taxable base caused by the extraordinary expenses associated with the extraordinary write-downs of Telecom Italia and TIM regarding the valuation of foreign investments.

Net Income (loss)

Net income (loss) before minority interest decreased from an income of €2,892 million in 2000 to a loss of €1,658 million. The loss in 2001 was principally attributable to the increase in total financial expense, net and other expense, net described above, offset in part by lower income taxes. Net loss after minority interest was €2,068 million in 2001 compared to income of €2,028 million in 2000. Minority interest decreased from €864 million in 2000 to €410 million in 2001 mainly due to lower levels of profit at TIM group.

Results of Operations of Business Units for the Year Ended December 31, 2001 compared to the Year Ended December 31, 2000.

Domestic Wireline

The following table sets forth, for the periods indicated, certain financial and other data for Domestic Wireline.

	Year ended December 31,
Domestic Wireline	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	17,419	17,168

Gross Operating Profit	7,403	7,750

Operating income	3,904	4,361

Number of employees at year-end	62,366	57,895

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The following table sets forth for the periods indicated certain statistical data for Domestic Wireline.

	Year ended December 31,
	2000	2001
Subscription and Customers:
Subscriber fixed lines at period-end (thousands)(1)	27,153	27,353
Subscriber fixed line growth (%)	2.5	0.7
Subscriber fixed lines per employee at period-end(2)	409	448
ISDN equivalent lines at period-end (thousands)(3)	4,584	5,403

Retail Traffic(4):
Average minutes of use per fixed line subscriber during period(5)	4,722	4,739
Of which:
Local traffic during period (in average minutes)(6)	3,621	3,575
Long distance traffic during period (domestic and international) (in average minutes)	1,101	1,163
Growth in international incoming and outgoing traffic in minutes(7)	5.4	12.1

(1)	Data include multiple lines for ISDN and excludes internal lines.
(2)	Ratio is based on employees of the Company only.
(3)	Data exclude internal lines.
(4)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(5)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(6)	Including district and internet dial up traffic.
(7)	Data include incoming and outgoing wholesale traffic and retail outgoing traffic.

Revenues from Domestic Wireline services in Italy consists of revenues from domestic and international traffic and fees from subscribers (including retention programs, like Teleconomy) and from other operators for interconnection to Telecom Italia network. Gross operating revenues from Domestic Wireline decreased by 1.4% in 2001 compared to 2000. This decrease resulted principally from a decline of 6.9% in revenues from traffic, inspite an increase in minutes of use of 22.5%. Although usage increased, the reduction in tariffs for long distance and international calls, the discount policies aimed at customer “retention” and the application of new interconnection rates to traffic to and from the mobile network, more than offset the increased usage and the increase in basic subscription charges (an increase of 12% (plus €426 million), mainly due to tariff increases effective August 1, 2000 and February 1, 2001). The gross average return on traffic was €4.2 cents per minute in 2001 compared to €5.5 cents per minute in 2000, a 23.6% decrease which translates into a revenue loss of approximately €655 million. Included in gross operating revenues is other income which includes revenues for data services and data equipment (€1,530 million), other equipment (€920 million), access from other operators (€1,160 million) and other revenues.

The number of fixed line subscribers in Italy rose by 0.7% to approximately 27,353 million at December 31, 2001 representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 48% at December 31, 2001, compared to approximately 47% at December 31, 2000. The increase is mainly attributable to the increase in ISDN lines (4,584,000 lines at the end of 2000 and 5,403,000 lines at the end of 2001).

The average retail traffic minutes of use per fixed line subscriber increased 0.3% during 2001 due to the growth of Internet traffic (included in local traffic). Telecom Italia’s market share on December 31, 2001 was approximately 73.1% for local traffic (Internet traffic included), down from approximately 87% on December 31, 2000, and approximately 68.2% for long distance traffic, down from approximately 75% on December 31, 2000. Telecom Italia took certain initiatives during 2000 and 2001 to slow the loss of market share in long distance traffic and high level of market share loss of local traffic. A selective marketing strategy and focus on service had stabilized the fixed line segments market shares at the end of 2001. These targeted marketing strategies included introduction of Teleconomy, an innovative bundled voice and Internet service offered on a unitary or flat fee basis. The offer, which was launched in the second half of 2000, was subscribed to by 2.1 million customers by the end of 2000 and by 4.2 million customers at December 31, 2001. Telecom Italia’s market share of fixed to mobile traffic declined from 74% on December 31, 2000 to 70% on December 31, 2001.

Gross operating revenues from international traffic was unchanged at €1,652 million in 2001 compared to €1,642 million in 2000 despite a 16.9% increase in total international traffic volume, to 8,685 million minutes in

2001 from 7,432 million minutes in 2000. The volume increase was largely driven by incoming and mobile (incoming and outgoing) traffic growth. The revenue trend was mainly due to the impact of continuing tariff reductions and increasing competition.

Consolidated operating revenues were €15,327 million and €15,220 million in 2000 and 2001, respectively.

Despite the revenue decline, Gross Operating Profit increased from €7,403 million in 2000 to €7,750 million in 2001, a 4.7% increase compared to 2000.

Domestic Wireline improved Gross Operating Profit despite the decrease in revenues during 2001 compared to the same period in 2000, as the decline in average per-minute prices for voice call traffic in the retail and wholesale market (a decline from €5.5 cents to €4.2 cents per minute) was partially offset:

•	by a significant increase in wireline traffic volumes (an increase of 22.5%), access fees by subscribers and other operators (an increase of 14%) and data transmission (an increase of 6.1%);

•	by major cost reductions (a reduction of €590 million) exceeding 5.8% due to rationalization and ongoing network efficiency gains.

The gross operating margin improved by 2.6%, from 42.5% in 2000 to 45.1% in 2001 as cost savings made up for the small decline in revenues.

Operating income increased from €3,904 million in 2000 to €4,361 million in 2001, a 11.7% increase. Operating Margin was 22.4% in 2000 and 25.4% in 2001. This significant improvement was mainly due to a reduction in amortization.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	9,418	10,250

Gross Operating Profit	4,447	4,760

Operating income	2,988	3,136

Number of employees at year-end	15,257	16,721

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2000	2001
TIM lines at period-end (thousands)	21,601	23,946
TIM lines growth per annum(%)	16.6	10.9
Average revenue per mobile line per month(€)(1)	30.5	29.1
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	37.5	41.6
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	73.3	89.0
Total mobile outgoing traffic per month (millions of minutes)	1,569	1,795

(1)	Including Prepaid Customers revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 8.8% in 2001 compared to 2000. This increase is attributable principally to the strong performance of TIM in Italy, despite increasing competition with increasing levels of revenues attributable to value added services. The increase is also due to the changes in the scope of consolidation which occurred in 2001 within the Latin America Mobile Business Unit which was also impacted by the deterioration of the exchange rates in Brazil.

The operating revenues of STET Hellas amounted to €523 million and remained substantially stable compared to 2000.

Consolidated operating revenues were €9,090 million in 2000 and €9,963 million in 2001.

Gross Operating Profit increased by 7.0% to €4,760 million in 2001 from €4,447 million in 2000. The gross operating margin, however, declined to 46.4% for 2001 against 47.2% in 2000. Such decrease was mainly attributable to the start-up international operations partially offset by containment of operating costs at TIM which grew more slowly than operating revenues.

Operating income increased from €2,988 million in 2000 to €3,136 million in 2001, a 5% increase. The increase in operating income was less than Gross Operating Profit due to higher depreciation.

TIM (parent company)

TIM operating revenues in 2001 were €8,357 million, an increase of 5.4% over 2000. Revenues from services increased by 7.9%. The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 13.6%).

TIM lines increased to 23,946,000 at December 31, 2001, a 10.9% increase compared to December 31, 2000. TIM’s GSM lines increased by 16.0% in 2001, to 22,213,000 lines at December 31, 2001, while TIM’s TACS lines decreased by 29.1% in 2001, to 1,733 thousand lines at December 31, 2001, in each case compared to December 31, 2000. Approximately 93% of TIM’s lines are now GSM lines. The growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card) launched in October 1996, which had 19,674,000 lines by December 31, 2001 compared to 16,671,000 lines at December 31, 2000. 98.3% of the 3.1 million new GSM lines activated by TIM during 2001 were prepaid cards.

At December 31, 2001, TIM had a market share in Italy of approximately 46.7% (including TACS and GSM) compared to 51% at December 31, 2000 and 61% at December 31, 1999, and a market share of approximately 44.8% for GSM only compared to 48% in 2000 and 57% in 1999. The market share decrease was due to increased competition from the third mobile operator (Wind) and a fourth operator Blu, that stopped its telecommunications business during 2002 due to strong competition and was ultimately acquired by TIM. The overall market grew in 2001 from 42.2 million customers at the end of 2000 to 51.3 million customers at the end of 2001. The aggregate number of customers at December 31, 2001 for TIM’s analog and GSM services represented a penetration rate of 41.6% compared to 37.5% at December 31, 2000.

TIM traffic volumes increased by 13.6% in terms of minutes and mobile traffic revenues (which for 2001 and 2000 have been reclassified in order to exclude VAS traffic, consistent with the reclassification made by TIM in 2002) increased by 5.3% in 2001 (€6,613 million) compared to 2000 (€6,281 million). The net increase in lines (up 10.9% compared to 2000) was partially offset by the continuing decline in average revenues per customer and a decline in average revenue per minute due to increasing competitive pressures and the effect on prices. Average monthly revenue per mobile line (which includes traffic revenues and subscription fees) decreased from approximately €31 in 2000 to €29 in 2001, as low-usage customers, principally non-business customers and GSM and TACS TIM Cardholders, grew further in 2001, making up almost 93.8% of the customer base. 98.3% of TIM’s net new additions for its GSM service came from Prepaid Customers.

TIM revenues from equipment sales decreased by 24.1% in 2001 (€462 million) compared to 2000 (€609 million). The mobile subscription fees decreased by 6.5% in 2001 (€215 million) compared to 2000 (€230 million) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from VAS (€532 million in 2001) increased by 56.5% compared to 2000. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 8.0% of traffic revenues and 6.4% of total revenues in 2001, compared to 6.4% and 4.3%, respectively in 2000. In 2001 TIM promoted the increase in use of VAS through promotional campaigns. Such promotions entailed offers of free SMS services and the extension of SMS to TACS users.

In 2001, TIM launched its GPRS offer to the corporate and retail market.

The TIM churn rate, inspite of increased competition, remained at the same rate recorded in 2000, approximately 1.3% per month.

TIM Gross Operating Profit was €4,225 million, an increase of 9.9% compared with the previous year (€3,845 million) as a result of greater operating efficiency. Gross Operating Profit accounted for 50.6% of overall revenues (48.5% during 2000).

TIM operating income (€3,231 million) grew by 12.9% compared with 2000. Operating income as a percentage of operating revenues was 38.7% in 2001 and 36.1% in 2000.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for Mobile business unit in Latin America, coordinated by LAO.

	Year ended December 31,
Mobile Latin America	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,350	1,403

Gross Operating Profit	453	355

Operating income (loss)	(18)	(72)

Number of employees at year-end	4,417	5,678

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

The operating revenues of the Mobile Business Unit in Latin America amounted to €1,403 million in 2001 compared with €1,350 million in 2000, an increase of 3.9% mainly due to the changes in the scope of consolidation which occurred in 2001 within the Latin America Mobile Business Unit. Operating revenues were also impacted by the deterioration of the exchange rate in Brazil.

The increase in revenues of the Latin America Mobile Business Unit was mainly due to the first time consolidation of the start-up subsidiaries (Maxitel and Digitel which, prior to January 1, 2001, weren’t consolidated line by line, and TIM Perù which started its activities in January 2001). The Maxitel and Digitel operating revenues in 2001 were €277 million and €255 million, respectively. The operating revenues of TIM Perù in 2001 were €34 million.

Gross Operating Profit amounted to €355 million, a decrease of €98 million, or 21.6%, compared to 2000, mainly due to the start-up costs of certain companies.

Operating loss amounted to €72 million compared to an operating loss of €18 million in 2000.

South America

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group (only for 2001, the year in which the Telecom Italia Group acquired control), the Entel Bolivia group, the company, Telecom Italia do Brasil (in 2002 renamed Telecom Italia America Latina), and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Latin America Business Unit are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross Operating revenues	312	1,534

Gross Operating Profit	172	527

Operating income	99	187

Number of employees at year-end	1,087	5,746

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 391.7% in 2001, compared to 2000, benefiting mainly from the first time consolidation of the Entel Chile group.

Consolidated operating revenues were € 247 million in 2000 and €1,531 million in 2001, respectively.

The growth in revenues was principally attributable to the inclusion in the scope of consolidation of the Entel Chile group which had revenues of €1,251 million in 2001. In 2000 the Entel Chile group was accounted for on the equity basis.

Gross Operating Profit was €527 million in 2001 compared to €172 million in 2000. The growth in Gross Operating Profit was mainly due to the additional contribution of Entel Chile.

Operating Income was €187 million in 2001 compared to €99 million in 2000. The Operating Income showed an increase by 88.9% in spite of the new goodwill amortization associated with the Entel Chile group, amounting to €59 million.

*    *    *    *

In order to give an overall view of LAO, the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,284	2,937

Gross Operating Profit	613	882

Operating income	218	115

Number of employees at year-end	5,504	11,424

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Internet and Media

The following table sets forth for the periods indicated certain financial and other data for the Internet and Media business unit (the SEAT group). During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group acquiring control of SEAT. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were included in the Telecom Italia Group’s statement of operations only beginning January 1, 2001. For such reason, information for the two periods discussed below is not comparable.

	Year ended December 31,
Internet and Media	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	263	1,957

Gross Operating Profit	(35)	444

Operating income	(73)	31

Number of employees at year-end	7,515	9,264

SEAT was consolidated with Telecom Italia’s results of operations for the first time during 2001.

In 2001, gross operating revenues were €1,957 million, compared with €263 million in 2000. On a comparable consolidation basis, gross operating revenues increased by 2.6% from €1,908 million in 2000 to

€1,957 million in 2001. The Directories business Area made the largest contribution to growth; these results were achieved largely due to a strong increase in number of customers of Seat Pagine Gialle (plus 3.6%; 670,000 at the end of 2001), accompanied by a strong performance of new directory products.

Consolidated operating revenues were €179 million in 2000 and €1,880 million in 2001.

Gross operating profit in 2001 amounted to €444 million, compared with a loss of €35 million in 2000. Gross operating profit increased by 23% over 2000 on a comparable consolidation basis. This improvement can be attributed to the continuing rationalization of costs and to the improved profitability of the Directories business.

Operating Income in 2001 was €31 million compared with a loss of €73 million in 2000. On a comparable consolidation basis, operating income was €31 million as opposed to the operating loss of €1 million in 2000.

Total Internet users have grown from 2 million in 1999 to 4 million in 2000 and 5 million in 2001. At the end of March 2002 SEAT had 5.4 million Internet users, of whom 1.9 million remained active after 45 days. Average connection time increased by 40% in 2001 compared to 2000.

Information Technology Market

The Information Technology Market Business Unit was created early in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit according to the type of customer. The Business Unit is responsible for organizing the information technology activities of the Telecom Italia Group oriented towards the external market, in particular, central and local government administrations moving towards decentralization and e-government, as well as banks and businesses.

The following table sets forth, for the periods indicated, certain financial and other data for Information Technology Market.

	Year ended December 31,
Information Technology Market	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,135	1,198

Gross Operating Profit	136	166

Operating income	105	123

Number of employees at year-end	7,400	6,441

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues increased by 5.6% from €1,135 million in 2000 to €1,198 million in 2001. Such increase was mainly due to higher volumes of Sogei, Tele Sistemi Ferroviari, Insiel, Banksiel and Aspasiel, partially offset by a contraction in the revenues of Finsiel and EIS, which were impacted by the disposal of some business segments, the lower volumes of Krenesiel as well as the decrease due to the changes in the scope of consolidation.

Consolidated operating revenues were €1,039 million in 2000 and €1,135 million in 2001.

Gross Operating Profit increased by 22.1% from €136 million in 2000 to €166 million in 2001. The growth in Gross Operating Profit was mainly due to the reduction in labour costs.

Operating income increased by 17.1% from €105 million in 2000 to €123 million in 2001, also as a result of the lower levels of depreciation of fixed assets due to a reduction of capital expenditures.

Information Technology Group

The Information Technology Group Operating Activity was created early in 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The entity also incorporates the operations of the TILAB group. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group.

	Year ended December 31,
Information Technology Group	2000(1)	2001(1)
	(millions of Euro, except employees)
Gross operating revenues	1,332	1,198

Gross Operating Profit	203	188

Operating income	(15)	22

Number of employees at year-end	6,385	6,844

(1)	The 2000 and 2001 financial and other data have been reclassified and presented consistent with the presentation of 2002 financial and other data.

Gross operating revenues decreased by 10.1% from €1,332 million to €1,198 million. Such decrease was mainly due to the reduction of prices on services rendered to the Domestic Wireline Business Unit as a result of a new service agreement in force.

Consolidated operating revenues were €145 million in 2000 and €156 million in 2001.

Gross Operating Profit decreased by 7.4% from €203 million in 2000 to €188 million in 2001. The decrease in profitability reflects the aforementioned reduction in prices, and was only partially offset by a fall in outsourced professional services.

Operating income increased by €37 million from a loss of €15 million in 2000 to an income of €22 million in 2001, mainly as a result of the lower levels of depreciation of fixed assets.

Other Telecom Italia Group Activities

Real Estate and General Services

The activities managed by the “Real Estate and General Services” operating activity consisted of the following: to provide asset and property management services and to leverage the value of the real estate properties of the Telecom Italia Group, to carry out the project design and work on properties and to provide project and facility management services. The operating activity comprised the internal structures of Telecom Italia (Telecom Italia’s Real Estate and General Services business segment), as well as the consolidated companies Emsa, Telimm and Immsi and the affiliates IM.SER and Telemaco Immobiliare. The two latter companies became operational from December 1, 2000 and from May 1, 2001, respectively, following the real-estate spin-off transactions carried out by the parent company Telecom Italia at the end of 2000.

The following table sets forth, for the periods indicated, certain financial and other data for Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	980	953

Gross Operating Profit	147	145

Operating income (loss)	(55)	(65)

Number of employees at year-end	2,073	1,889

Gross operating revenues decreased by €27 million, or 2.8%, from €980 million in 2000 to €953 million in 2001. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies according to the best market conditions.

The Gross Operating Profit amounted to €145 million in 2001 and remained substantially stable with respect to 2000.

Operating loss increased by €10 million, or 18.2%, from €55 million in 2000 to €65 million in 2001.

Foreign Holdings Corporate Function

The following table sets forth, for the periods indicated, certain financial data for the Foreign Holdings Corporate Function (9Telecom Reseau, Jet Multimedia and Mageos Explorer groups—these two groups have been fully consolidated in the statement of operations only starting from January 1, 2001—, the BBNed group and what remains of the ex IOP).

	Year ended December 31,
International Subsidiaries	2000(1)	2001(1)
	(millions of Euro)
Gross operating revenues	213	292

Gross Operating Profit (Loss)	(166)	(149)

(1)	The 2000 and 2001 financial data have been reclassified and presented consistent with the presentation of 2002 financial data.

Gross operating revenues increased by €79 million, or 37.1%, from €213 million in 2000 to €292 million in 2001 mainly as a result of the changes in the scope of consolidation. In 2000 and 2001, profitability was affected by the start-up phase of certain companies.

Satellite Services

The following table sets forth, for the periods indicated, certain financial and other data for the Satellite Services business unit which was disposed of in the fourth quarter of 2002.

	Year ended December 31,
Satellite Services	2000	2001
	(millions of Euro, except employees)
Gross operating revenues	340	648

Gross Operating Profit	50	159

Operating income	(52)	60

Number of employees at year-end	1,206	1,196

Operating revenues from Satellite Services increased by 90.6% from €340 million in 2000 to €648 million in 2001. This increase was principally due to the results of Telespazio’s space activities, offset by the early termination of the important Astrolink program. In the “Media & Communications” segment of activities, the revenues generated by the Television sector partly offset the fall in volumes of the Telecommunications sector. The growth of gross operating profit (an increase of 218% in 2001 compared to 2000) and operating income reflected the conclusion of the Astrolink program, whereas Media & Communications recorded a slight fall due to a declining price trend in telecommunication services. The suspension of the Astrolink project, on the other hand, involved an extraordinary write-down of the related financial investment. Overall, the negative extraordinary effects deriving from Astrolink were partly absorbed by the gains realized on the sale of shares in portfolio.

Liquidity and Capital Resources

Liquidity

The Telecom Italia Group’s primary source of liquidity is cash generated from operations, particularly from telecommunications services, and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2000 (1) (pro forma)	2001	2002
	(millions of Euro)
Net cash provided by operating activities	5,309	9,602	10,909
Net cash used in investing activities	(15,113)	(9,779)	(1,230)
Net cash provided by (used in) financing activities	10,412	(363)	(9,134)

Net increase (decrease) in cash and cash equivalents	608	(540)	545

Cash and cash equivalents:
Beginning of year	678	1,305	765

End of year	1,286	765	1,310

(1)	The 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was €10,909 million in 2002, €9,602 million in 2001 and €5,309 million in 2000.

The increase in 2002 compared to 2001 was primarily due to higher levels of net income before minority interest (€297 million of income in 2002 compared to a loss of €1,658 million in 2001), the significant level of write-downs of fixed assets, intangibles and other long-term assets (€4,384 million in 2002 compared to €4,039 million in 2001), the net change in other liabilities (with a positive contribution of €2,038 million in 2002 compared to a positive contribution of €1,232 million in 2001) as well as the changes in operating assets and liabilities which increased cash from operating activities by €670 million in 2002 compared with a positive contribution of €372 million in 2001. Such effects were only partially offset by lower levels of depreciation and amortization in 2002 (€5,877 million) compared to 2001 (€6,275 million) and net gains on disposals of fixed and intangible assets and other long-term assets (€2,210 million in 2002 compared with €330 million in 2001).

The increase in 2001 compared to 2000 was primarily due to higher levels of depreciation and amortization in 2001 (€6,275 million) compared to 2000 (€5,647 million) and the significant level of write-downs of fixed assets, intangibles and other long-term assets (€4,039 million in 2001 compared to €1,120 million in 2000) as well as the net change in operating assets and liabilities which reduced cash from operating activities by €3,993 million in 2000 compared with a positive contribution of €372 million in 2001. Such effects were only partially offset by lower levels of net income before minority interest (€2,892 million of income in 2000 compared to a loss of €1,658 million in 2001) and net gains on disposals of fixed and intangible assets and investments.

Net Cash Used in Investing Activities.    Net cash used in investing activities was €1,230 million in 2002, €9,779 million in 2001 and €15,113 million in 2000. Investments in fixed assets, which consisted for the most part of telecommunications installations acquired by Telecom Italia and TIM, were €3,258 million in 2002, €4,254 million in 2001 and €3,405 million in 2000. Investments in intangible assets (including goodwill of €369 million in 2002, €1,174 million in 2001 and €9,109 million in 2000) were €1,953 million in 2002, €3,910 million in 2001 and €13,079 million in 2000. The decrease in 2002 compared to 2001 was principally due to the reduced level of acquisitions in 2002. The significant decrease in 2001 compared to 2000 mainly reflects the reduced level of acquisitions in 2001 compared to 2000, in particular when compared to the SEAT acquisition in 2000 which resulted in high levels of goodwill. In addition, 2000 included the initial payments on TIM’s UMTS license in Italy. Investments in other long-term assets were €1,708 million in 2002, €3,093 million in 2001 and €3,000 million in 2000; in 2002 such investments include €1,325 million of equity investments (of which €287 million related to Telecom Italia treasury stock); in 2001 such investments include €1,906 million of investments made by TIM International in the associated company Is TIM (this entire investment was written off in 2002); in 2000 such investments include €871 million for a 30% stake of GLB Servicos Interativos (Globo.com), €662 million relating to the Savings Shares bought back by Telecom Italia and €307 million for setting up Is TIM which won the third GSM 1800 license in Turkey.

In 2000 the outflows due to investing activities were partially offset by the net proceeds arising from the disposal of intangible assets, fixed assets and long-term investments (€4,276 million). In 2001 and 2002 proceeds from such sales were €1,439 million and €5,698 million (mainly relating to the disposal of equity investments), respectively. Net proceeds in 2002 are largely responsible for the net cash used as it offset the levels of investment in fixed assets, intangible assets and other long-term assets.

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was a net cash use of €9,134 million in 2002 and €363 million in 2001 compared to net cash provided of €10,412 million in 2000. Net cash used in financing activities in 2002 reflected an increase of €3,878 million in long-term debt as the Telecom Italia Group continued its program begun in 2000 to replace short term debt with long term debt to extend the average life of its debt. The proceeds of such long term debt and those arising from the disposal of equity investments as well as part of the cash provided by operating activities was primarily used to retire indebtedness, including €4,025 million of short term debt and to fund the pay-out of dividends and the extraordinary distribution of reserves totaling €4,945 million (such payments relating to the 2001 year as well as €1,698 million in anticipation of the dividend to be paid for the 2002 year). Net cash used in financing activities in 2001 reflected a significant increase in long term debt (€10,816 million) as the Telecom Italia Group replaced short term debt with long term debt to extend the average life of its debt. The proceeds of such long term debt was primarily used to retire indebtedness, including €6,068 million of short term debt and to fund the dividend payout (€3,097 million relating to the year 2000). The inflow of cash in 2000 was due to the increases in short-term debt (€9,842 million) and in long-term debt (€1,707 million) as well as to capital contributions (€4,174 million, almost entirely related to the conversion of TIM’s savings shares), partly offset by repayments of long-term debt and the dividend payments of €3,049 million. The significant increase in short-term debt was primarily incurred to finance the acquisitions of equity investments, including, among others, the SEAT and Globo.com acquisitions.

Capital Resources

On a consolidated basis, at December 31, 2002 Telecom Italia’s outstanding long-term debt was €15,018 million (€16,083 million at December 31, 2001) and its short-term debt was €5,089 million (including current portion of long-term debt) compared to €9,114 million at December 31, 2001. Interest on such debt totaled €1,226 million in 2002 compared with €1,460 million in 2001.

The Telecom Italia Group’s short-term debt due to banks, including the current portion of long-term debt, was €3,225 million at December 31, 2002 (€6,895 million at December 31, 2001). As of December 31, 2002 the amount of unutilized short-term bank facilities was €9,832 million (€10,295 million as of December 31, 2001); €5,813 million (€4,561 million as of December 31, 2001) was related to Telecom Italia. Approximately 67% of these facilities were denominated in Euro and had varying interest rates.

In addition, at December 31, 2002, the Telecom Italia Group had cash and marketable securities in excess of €1,759 million (€2,956 at December 31, 2001). The Telecom Italia Group believes that its bank facilities, together with its portfolio of marketable securities and cash, are sufficient to meet its present working capital needs.

The following table aggregates Telecom Italia’s contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The amounts payable are as of December 31, 2002.

	Year ended December 31,
	2003	2004	2005	2006	2007	After 2007	Total
	(millions of euros)
Long-term debt (including current portion)	2,289	1,849	2,230	5,302	1,830	3,679	17,179
Finance lease	388	28	15	12	11	62	516

Total long-term debt	2,677	1,877	2,245	5,314	1,841	3,741	17,695
Operating lease	22	8	2	1	—	1	34
SEAT Put Option (1)	—	—	2,417	—	—	—	2,417
Rental obligations to IM.SER60, TIGLIO I, TIGLIO II (2)	209	209	209	209	209	2,773	3,818

	2,908	2,094	4,873	5,524	2,050	6,515	23,964

(1)	Assumes that J.P. Morgan Chase exercises put option on 710,777,200 SEAT ordinary shares at renegotiated option price of €3.40 at maturity in December 2005. See Note 18 to Notes to Consolidated Financial Statements included elsewhere herein.

(2)	Aggregate rental payments due under 21 year contracts.

The table above does not include short-term financial debt of € 2,412 million (excluding current portion of long-term debt) outstanding at December 31, 2002. For a discussion of the Telecom Italia Group’s capital expenditures in 2000, 2001 and 2002 and the Telecom Italia Group’s proposed capital expenditure commitments over the next three years, see “—Capital Expenditures”.

The Telecom Italia Group’s long-term debt (excluding current portion) was €15,018 million at December 31, 2002 and €16,083 million at December 31, 2001. The decrease in long term debt from 2001 to 2002 was primarily due to the repayment of notes which had come due, although new bond issues were carried out in 2002 and the share of long-term debt as a percentage of total financial indebtedness increased from 64% to 75%.

As of December 31, 2002 approximately 91% of the Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Chilean Peso. At December 31, 2002 approximately 32% of the long-term debt carried a floating rate.

In the year ended December 31, 2002, the Telecom Italia Group incurred new long-term debt of €3,878 million and reduced short-term debt (including current portion of long-term debt) by €4,025 million, compared to an incurrence of €10,816 million and a reduction of €6,068 million of long-term and short-term debt, respectively, in the year ended December 31, 2001. In 2002 such long-term indebtedness was incurred largely to refinance indebtedness coming due and to retire short-term indebtedness as the Telecom Italia Group extended the average maturity of its total financial indebtedness.

Long-term indebtedness of €2,677 million, €11,277 million and €3,741 million is scheduled to become due for repayment during 2003, in the years 2004-2007 and beyond 2007, respectively.

The Telecom Italia Group’s short-term debt (including current portion of long-term debt) was €5,089 million at December 31, 2002 and €9,114 million at December 31, 2001. The significant decrease in short-term debt reflects the policy of Telecom Italia to reduce its dependence on short-term financing and extend the average maturity of its debt. The Telecom Italia Group has achieved this result either through the policy of divestiture or through issuances of debt in the capital markets as described below.

In order to reduce its dependence on short-term debt, extend the average life of its financial indebtedness and expand its investor base, Telecom Italia established a US$ 10 billion global medium term note program (the “Global Note Program”) at the end of 2000; on December 18, 2001 the Board of Directors approved the increase of the above mentioned Global Note Program up to US$ 12 billion. The Global Note Program includes a shelf registration statement filed with the U.S. Securities and Exchange Commission permitting it to sell up to US$ 10 billion in debt securities (in any currency) which registration statement was declared effective on October 12, 2000. The Global Note Program also includes a Euro-Tranche which permits the Telecom Italia Group to offer debt securities outside the United States. Since January, 2001 the Telecom Italia Group has issued an aggregate principal amount of €12.5 billion in long-term debt in the capital markets under its Global Note Program, the net proceeds of which have been used to repay short-term indebtedness. The debt issued consisted of:

•	€2.5 billion of 1% exchangeable notes due 2006 (on September, 2002 the notes decreased by €536 million, becoming €1,964 million, due to the buy-back of the notes by Sogerim, merged in 2002 into Telecom Italia Finance, and their subsequent cancellation);

•	€3.0 billion of 6.125% fixed rate notes due 2006;

•	€1.0 billion of floating rate notes due 2004;

•	€2.0 billion of 7% fixed rate notes due 2011;

•	€1.5 billion of floating rate notes due 2005;

•	€1.25 billion of 5.625% notes due 2007; and

•	€1.25 billion of 6.25% notes due 2012.

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial indebtedness to total stockholders’ equity, was 141.3% and 113.6% as of December 31, 2002 and December 31, 2001, respectively.

Centralized Treasury.    Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group including TIM, and generally operates as the Telecom Italia Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Telecom Italia Group. As a result, Telecom Italia is able to ensure that its subsidiaries have adequate liquidity to satisfy their requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need of the members of the Telecom Italia Group to utilize banks, enables members of the Telecom Italia Group to obtain more favorable terms from banks when needed and enables Telecom Italia to maintain control over cash flows and to assure better utilization of surplus liquidity.

Cash Management.    Telecom Italia utilizes short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital investments and acquisitions and to repay long-term debt.

Lines of Credit.    Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawn down to fund the Company’s activities.

Capital Expenditures

The table below sets forth, for the periods indicated, the Telecom Italia Group’s total investments (including capital expenditures) based on the organization by Business Unit at December 31, 2002.

	Year ended December 31,
	2000(1)(2) (pro forma)	2001(2)	2002
	(millions of Euro)
Fixed assets:
Domestic Wireline(3)(5):
Local and long distance networks	697	903	819
Investment in subscribers’ equipment	335	299	169
Exchange equipment	449	528	552
Buildings and land	9	10	4
Other fixed assets	327	209	284

	1,817	1,949	1,828
Mobile:
Radio and transmission equipment	542	713	468
Exchange equipment	395	519	143
Buildings and land	31	52	70
Other fixed assets	225	246	394

	1,193	1,530	1,075
South America(4)	67	351	201
Internet and Media	17	82	28
IT Market(5)	25	19	11
IT Group(5)	101	109	85
Other activities(6)(7)(8)	185	214	30

Total fixed assets	3,405	4,254	3,258
Goodwill	9,109	1,174	369
Other intangible assets(9)	3,970	2,736	1,584

Total capital expenditures(10)	16,484	8,164	5,211

Financial investments(11)	3,000	3,093	1,708

Total investments	19,484	11,257	6,919

(1)

Beginning from the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for on the equity method. For such reason, the 2000 pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(2)	The data relating to 2001 and 2000 have been restated for purposes of comparison.
(3)	In May 2002, the International Operations (IOP) “Operating Activity” was disbanded, as a result the following companies became part of the Domestic Wireline Business Unit: Intelcom San Marino and Golden Lines.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(5)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.
(6)	The data presented include the additions to fixed assets of the Foreign Holdings Corporate Function (9Telecom Reseau group—disposed of in August 2002 and consolidated in the financial statements for the first six months of 2002—, the BBNed group and what remains of the ex IOP) and the former Business Unit Satellite Services (the Telespazio group) which was disposed of during the 4th quarter of 2002 and consolidated in the financial statements only for the first nine months of 2002.
(7)	In December 2000, 80.1% of Italtel’s capital stock was sold to a group of foreign investors headed by Clayton, Dubilier & Rice and Cisco System. In connection with this sale, Sogerim SA (merged in 2002 into Telecom Italia Finance), a wholly-owned subsidiary of Telecom Italia retained approximately a 19% stake in Italtel not sold by Telecom Italia. Therefore the figures presented include Italtel only for the first nine months of 2000.
(8)	In December 2000, Telecom Italia disposed of its interest in Sirti. Therefore the figures presented include Sirti only for the first nine months of 2000.
(9)	Other intangible assets include investments such as software for telecommunications systems and licenses.
(10)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.
(11)	Financial investments include also the Group’s investment in international activities.

The decrease in capital expenditures in 2002 (€5,211 million) compared to 2001 (€8,164 million) was due to a reduction both in fixed assets and in intangibles assets and the decrease in goodwill due to the significantly reduced levels of acquisitions of equity investments.

The decrease in capital expenditures in 2001 (€8,164 million) compared to 2000 (€16,484 million) was almost entirely due to the reduction in investments in intangible assets and included:

•	€1,174 million of goodwill (of which €731 million was attributable to the acquisition of the controlling interest in Entel Chile) and €2,736 million of other intangible assets (of which €1,080 million arose from the acquisition of new mobile telecommunications licenses in Brazil and Greece); and

•	€4,254 million of fixed assets mainly associated with telecommunications systems and equipment, machinery and installations.

Cash flows from operating activities in 2002 (€10,909 million) exceeded capital expenditures in fixed and intangible assets (€5,211 million) and total investments (€6,919 million). Excess cash was largely used to repay short-term debt and fund dividend payments.

Cash flows from operating activities in 2001 (€9,602 million) exceeded capital expenditures in fixed and intangible assets (€8,164 million) but was lower than total investments (€11,257 million).

Cash flows from operating activities in 2000 (€5,309 million) were lower than capital expenditures in fixed and intangible assets (€16,484 million) and total investments (€19,484 million).

Capital expenditures under Business Plan

Capital expenditures over the three-year period 2003-2005 are forecast to range between €14 billion and €16 billion, essentially matching the targets set in the 2002-2004 Industrial Plan (€16 billion).

The capital expenditures, by industry segments, are detailed as follow (as a percentage of the total value):

Domestic Wireline	~	45%

Mobile	~	40%

Internet and Media	~	2%

Other	~	13%

•	Domestic Wireline

Capital expenditures over the three years 2003–2005 are anticipated to be approximately €6.2 billion. Of this amount, 80% will be invested in innovative projects (investments in advanced network technologies, such as broadband and data network in new CRM platforms).

As regards the business, Residential market broadband access connections are expected to exceed 1.9 million at the end of 2004, an increase of 0.5 million over the existing 1.4 million target set for year-end 2004. The broadband access target for year-end 2005 (residential, business and wholesale) is 3.5 million. The target for Teleconomy subscriptions is around 6.1 million by year-end 2005, compared with the target of 5.9 million set for year-end 2004.

•	Mobile

The domestic capital expenditures plan for the next three year period will amount to €3.7 billion, of which 55% will be specifically earmarked to innovation.

As regards the international activities of TIM, particular attention is given to Brazil where, from 2003 to 2005 the overall amount of capital expenditures is forecasted to reach €1.1 billion. In 2005, TIM aims to reinforce its operations in the country by increasing its market share to 26% from the present level of 16%. The penetration of mobile telephony in Brazil, is expected to reach 26% (at present 19%).

Research and Development Activities

The Telecom Italia Group spent €269 million, €138 million and €121 million on research and development in 2000, 2001 and 2002, respectively. The Telecom Italia Group also receives grants from national and international programs for use in research and development activities.

The purposes of the Telecom Italia Group’s research and development activities is mainly the development of innovative services and applications, to meet the increasing demand from the market.

Such activities were mainly carried out by TILab, as part of the Information Technology Group Operating Activity, also through the collaboration of the Pirelli Laboratories. TILab performs both strategic research as well as research specifically requested by Telecom Italia Group Companies. The activities involved research and testing in the field of fixed, mobile and Internet telecommunications.

Consolidated Financial Statements as of and for the three Year period Ended December 31, 2002 – Reconciliation of Italian GAAP to U.S. GAAP.

During the three year period between 2000 to 2002 the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP give rise to material differences in net income, shareholders’ equity and indebtedness when compared to Italian GAAP. In the course of 2000, 2001 and 2002, the following transactions occurred that have given rise to significant differences:

•	the acquisition of SEAT, including the SEAT put/call option financing entered into concurrently herewith;

•	the significant number of acquisitions made by SEAT using its ordinary shares as consideration for such acquisitions;

•	adoption of SFAS142 under U.S. GAAP, which requires that amortization of goodwill and indefinite lived intangibles be eliminated, and instead reviewed annually for impairment based on fair value;

•	the sale of certain real estate properties to IM.SER, a wholly owned subsidiary of the Telecom Italia Group, the subsequent sale of 60% of IM.SER to third parties and the transfer of these interests and other real estate assets as part of the “Tiglio” transactions;

•	restructuring of certain real estate properties within the Tiglio I and the Tiglio II framework;

•	the conversion offers of TIM and SEAT in which savings shares were exchanged for ordinary shares;

•	the substantial decrease in asset valuations in the Telecom and Internet sectors in general; and

•	the sale of certain equity investments in the satellite sector, with the Telecom Italia Group recognizing gains on the sale of an entity for which it still has a continuing ownership interest.

As a result of the foregoing transactions there are additional material differences and reconciling items in 2002, 2001 and 2000 than in prior years, to reconcile Italian GAAP net income and stockholders’ equity to U.S. GAAP. The following is a discussion of the U.S. GAAP treatment of such transactions and the impact on net income or loss and stockholders’ equity under Italian GAAP for the three year period ended December 31, 2002. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 26, 27 and 28 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Year ended December 31, 2002

Net Income

Under Italian GAAP, the net loss for the year ended December 31, 2002 was €322 million, whereas under U.S. GAAP the result was net income of €828 million. In 2002, the €1,150 million decrease in net loss from Italian to U.S. GAAP is largely attributable to certain of the transactions described above that have resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2002 are described below:

•	As discussed in Note 28 (b), the Group adopted the accounting and presentation requirements of SFAS 142 as of January 1, 2002 for accounting applicable to goodwill and intangible assets. The requirements of SFAS 142 are such that goodwill and certain non-amortizing intangibles are no longer considered to be wasting assets. Instead, it is necessary to apply a fair value approach to goodwill on an annual basis. The adoption of SFAS 142 increased pre-tax income by €952 million, representing the total amount of goodwill recorded as an expense in the underlying Italian GAAP financial statements.

•	As discussed in Note 28 (d) to the financial statements, Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. Under U.S. GAAP, that transaction was considered the acquisition of a minority interest, and the entire agreement was accounted for in the 2000 U.S. GAAP financial statements. A significant portion of that acquisition was also written-off in the 2000 U.S. GAAP financial statements. In 2000 there was no accounting recognition for this agreement in the Italian GAAP financial statements. In the 2002 Italian GAAP financial statements, Telecom Italia accrued for an additional €1,942 million of the estimated amount of the put/call transaction, representing the estimated amount of the required future payment that will not be recoverable from the operations of SEAT. As the entire put/call financing, including the associated goodwill and impairment, has already been accounted for in the U.S. GAAP financial statements, the 2002 recognition of the same event in the underlying Italian GAAP financial statements requires that the 2002 recognition of the impairment be reversed, increasing U.S. GAAP pre-tax income by the same amount.

•	In 2002, Telecom Italia recorded additional impairments to its SEAT investment. As discussed in the accompanying financial statements as of December 31, 2002, Telecom Italia reviewed the carrying value of its investment in the Internet and Media operating segment as of December 31, 2002. That analysis resulted in an additional impairment charge for U.S. GAAP of €1,808 million. This difference is due to the fact that, because a different basis of accounting under Italian and U.S. GAAP was used for the original acquisition of SEAT, the carrying values of the reporting units impaired in 2002 were different, therefore leading to different impairment amounts.

•

In 2000 Telecom Italia entered into a series of transactions whereby certain real estate assets were transferred to a related party and subsequently partially sold. Telecom Italia retained an interest in the vehicle that held the real estate assets and, concurrent with the transaction, entered into long-term leases for the assets. In 2002, those same assets, in conjunction with other real estate assets of the Group, were again transferred through a complex series of contributions, acquisitions and disposals

(collectively referred to as the “Tiglio” transactions). The result of the Tiglio transactions was that, under U.S. GAAP, the Group was still considered to retain an interest in the underlying real estate assets. Therefore they failed the requirements under U.S. GAAP to recognize any gains on the sales and the Group was not allowed, under U.S. GAAP, to deconsolidate the assets and liabilities associated with the Tiglio structuring. Under U.S. GAAP in 2002, the decrease in pre-tax income of €136 million is due to the reversal of the gain recognized in the underlying Italian GAAP financial statements for the Tiglio transactions, net of the continuing impact of the original real estate transaction in 2000.

•	Telecom Italia considers a certain amount of shares in its controlled subsidiaries to be “available for sale”, meaning that those shares are available to be sold on the open market when the proper conditions exist. These shares are accounted for in marketable securities at the lower of cost or market for Italian GAAP purposes. For purposes of U.S. GAAP, it is not possible to allocate a portion of the shares held in the consolidated subsidiary as marketable securities in the balance sheet, instead, all of the shares must be consolidated. The effect on the consolidation of the Group is to decrease the net income attributable to minority interests and to decrease the associated minority interest liability on the U.S. GAAP balance sheet. In 2002, the minority interest allocation performed under Italian GAAP was decreased by €83 million pre-tax, representing the fact that the Group actually holds a higher percentage of shares in the controlled subsidiary than is accounted for in the Italian GAAP consolidation, therefore the earnings allocated to the minority interest is less in the U.S. GAAP results.

•	U.S. GAAP requires that interest expense be capitalized on all qualified borrowings for assets under construction. Italian GAAP requires that interest expense only be capitalized on assets that have a specific borrowing. During 2002, the Group continued to maintain the UMTS licenses acquired between 2000 to 2002 in construction in progress while the supporting networks are implemented. Under U.S. GAAP, an additional €127 million in interest expense was capitalized as the financing costs associated with constructing these assets. Interest capitalization will cease on these assets when they are ready for use. The higher level of capitalized interest results in higher levels of depreciation charges in the future.

Stockholders’ Equity, net of minority interests

Stockholder’s equity under U.S. GAAP at December 31, 2002 was €9,215 million, compared to €9,049 million under Italian GAAP. Although, the overall impact of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interest by €166 million, certain adjustments were material and certain line items of the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2002 under Italian GAAP were €52,786 million, compared to €60,822 million included in the U.S. GAAP balance sheet, an increase in total assets of €8,036 million. The difference can be attributed to the following:

•	at the end of 2002, there was a total of €9,606 million of goodwill recorded under U.S. GAAP, compared to €6,612 million for Italian GAAP, an increase of €2,994 million. The higher level of goodwill is primarily attributable to the residual amount of goodwill from the transactions associated with the formation of Telecom Italia and its various ownership changes and the discontinuance of goodwill amortization for U.S. GAAP purposes;

•	net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 and Tiglio I and Tiglio II in 2002, which under U.S. GAAP have a book value of €1,907 million as of December 31, 2002, whereas under Italian GAAP these fixed assets are not recorded. Instead, the vehicles that own the assets and for which the Group holds a minority interest stake are recognized on the equity basis of accounting;

•	other various items including intangibles arising from purchase accounting under U.S. GAAP, capitalization of interest on tangible and intangible assets under construction and deferred tax assets;

•	with respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Total long-term debt increases from €15,018 million under Italian GAAP to €20,069 million, due to the following items:

•

SEAT Put/Call Option Financing – pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase Group, in which J.P. Morgan Chase has a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia has a call option on approximately 660 million SEAT shares for the same price. The strike price was subsequently renegotiated to €3.40 per share. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long-term debt of €2,417 million. Telecom Italia accrued €569 million of the obligation in 2001 which was paid in 2002 at its present value (€500 million), and €1,942 million in 2002. The amount accrued under Italian GAAP in 2002 is included under Other Liabilities in the accompanying financial statements, leaving an unrecognized liability of €475 million of the put/call transaction.

•	Sale of Real Estate to IM.SER and Tiglio Projects - In 2000 Telecom Italia transferred certain properties to a wholly owned subsidiary, IM.SER, after which Telecom Italia sold 60% of the shares to third party investors. After the sale of the majority stake in IM.SER, it subsequently borrowed €2,427 million and distributed the cash to the shareholders as an extraordinary dividend. Telecom Italia received, from both the divested equity ownership stake and the special dividend from IM.SER, approximately €2,700 million in cash receipts. Under Italian GAAP the Group recognized a gain on the partial sale of the ownership interest, removed the historical cost of the real estate from the balance sheet and IM.SER’s debt was not recognized. Telecom Italia subsequently leased the assets back from IM.SER. For purposes of U.S. GAAP, the continuing economic interest of the Group in IM.SER requires that the real estate remain on the consolidated balance sheet, along with the associated debt. In 2002, as discussed above, the Group also entered into a series of transactions with related parties and affiliates whereby certain real estate assets were transferred in exchange for ownership interests in two new companies (Tiglio I and Tiglio II) and the right to share in future sales of real estate property (also referred to as the “Tiglio” transactions). Therefore, under U.S. GAAP, similar to IM.SER, the assets and debt associated with the Tiglio transactions must remain on the consolidated balance sheet of the Group. The debt on the consolidated U.S. GAAP balance sheet at the end of 2002 for these transactions (IM.SER and Tiglio) was €2,366 million.

Year Ended December 31, 2001

Net Loss

Under Italian GAAP, the net loss for the year ended December 31, 2001 was €2,068 million in 2001 and under U.S. GAAP the net loss was €4,039 million. In 2001, the €1,971 million increase in net loss from Italian to U.S. GAAP is largely attributable to certain of the transactions described above that resulted in certain material adjustments. A description of such transactions and their impact on 2001 are described below:

•	SEAT acquisition—In late 2000 and into 2001, SEAT acquired a significant number of companies using SEAT’s own shares as consideration. Under Italian GAAP there is no economic value assigned to the use of stock in a transaction, therefore the purchase price of these transactions on an Italian GAAP basis is considerably lower. For purposes of U.S. GAAP, these transactions have also been treated as acquisitions; however, the fair value of the consideration given is used as the basis to assign the purchase price to the fair value of the assets acquired and liabilities assumed. In general, higher levels of intangible assets, including goodwill, exist in these transactions. Since the acquisition of SEAT effective October 1, 2000, for U.S. GAAP purposes SEAT added additional goodwill of €981 million in 2000 and €810 million in 2001 due to the use of its stock as the acquisition currency. In 2001, €184 million of this goodwill was amortized in the statement of operations.

•	In 2001, the Telecom Italia Group recorded €2,381 million in impairment charges under Italian GAAP. For purposes of U.S. GAAP, an additional €2,641 million in impairment charges were recorded, for a total charge of €5,022 million. For purposes of Italian GAAP the Telecom Italia Group used the fair value of the individual entities reviewed, with fair value generally being based on a discounted cash flow model. For purposes of U.S. GAAP, the process of reviewing assets for possible impairments requires the review of assets assuming the “lowest level of cash flows”. Therefore, for purposes of U.S. GAAP, the Telecom Italia Group was required to review certain assets for impairment at a lower level of analysis than that performed in the Italian GAAP review. Of the total charges under U.S. GAAP for impairment in 2001, €2,338 million was related to SEAT and SEAT subsidiaries. The remaining amount of the impairment charge is related to investments in Austria and Latin America.

•

As discussed in Note 28(d) and above, Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. The U.S. GAAP treatment of the transaction is described above. In 2001, the Telecom Italia Group re-negotiated certain terms with the option holder, with an agreement to reduce the option put price. However, the Telecom Italia Group is still required to pay the difference in the strike price reduction to the holder. For purposes of Italian GAAP, an accrual of €569 million was made to record this portion of the obligation in 2001, with a comparable charge to the statement of operations. For purposes of U.S. GAAP, since the transaction is recorded as debt on the U.S. GAAP balance sheet and accounted for in the SEAT purchase accounting the charge is reversed under U.S. GAAP and reduces the U.S. GAAP loss by €569 million before tax.

•	In 2001 Telecom Italia sold certain non-core investments in satellite sector companies, transferring its equity interests to Mirror, a wholly owned company, at fair value. Mirror borrowed €217 million in non-recourse debt to acquire these assets. Subsequent to the transfer, Telecom Italia sold 70% of Mirror to a merchant bank for €233 million. For purposes of Italian GAAP the Company recognized a gain of €170 million, with no additional debt recorded on the balance sheet. For purposes of U.S. GAAP, Mirror was deemed to be a non-qualifying special purpose entity, therefore the accounts of Mirror are required to be consolidated within the Telecom Italia Group. The effects of consolidating Mirror into the Telecom Italia Group’s U.S. GAAP financial statements was to reverse the gain recognized and increase the U.S. GAAP net loss, and to place an additional €450 million in debt on the balance sheet, €217 million as bank debt and €233 million as additional minority interest.

•	Certain subsidiaries of the Telecom Italia Group have their own publicly traded shares, which they use from time to time to effect acquisitions. Under Italian GAAP the reduction of the Telecom Italia Group’s ownership interest in a subsidiary is accounted for as an adjustment to stockholders’ equity. Under U.S. GAAP, the Telecom Italia Group consistently accounts for these types of dilutions as a non-operating gain or loss through the statement of operations. In 2001, €325 million in gains were recorded in the U.S. GAAP results due to these types of transactions.

Partially offsetting the effects of the foregoing was the capitalization of interest expense on construction in progress (including the UMTS licenses and their supporting networks) which reduced the U.S. GAAP loss by €124 million pre-tax.

Stockholders’ Equity, net of minority interests

Stockholders’ equity under U.S. GAAP at December 31, 2001 was €12,457 million, compared to €13,522 million under Italian GAAP. Although the overall impact on stockholders’ equity of the U.S. GAAP adjustments was to reduce stockholders’ equity net of minority interest by only €1,065 million, certain adjustments were material and certain line items of the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2001 under Italian GAAP were €62,670 million, compared to €72,518 million on the U.S. GAAP balance sheet, an increase in total assets of €9,848 million. The difference can be attributed to three asset classes: i) at the end of 2001, there was a total of €12,752 million goodwill recorded under U.S. GAAP, compared to €9,141 million for Italian GAAP, an increase of €3,611 million. The higher level of goodwill is attributable to the continuing effects of both the SEAT acquisition and the subsequent acquisitions done by SEAT, generally using their stock as the acquisition consideration, as well as the residual amount of goodwill from STET- Telecom Italia Merger; ii) net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 which under U.S. GAAP have a book value of €2,202 million as of December 31, 2001; iii) other intangibles arising from the purchase accounting under U.S. GAAP for €2,698 million.

With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Long-term debt increased from €16,083 million to €21,906 million, due to the following items:

•	SEAT Put/Call Option Financing—pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase group, in which J.P. Morgan Chase has a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia has a call option on approximately 660 million SEAT shares for the same price. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long-term debt of €2,985 million.

•	Sale of Real Estate to IM.SER—See a description of these transactions above under “Sale of Real Estate to IM.SER and Tiglio Projects”. As described above, for purposes of U.S. GAAP, the continuing economic interest of the Telecom Italia Group in IM.SER requires that the real estate remain in the consolidated balance sheet, along with the associated debt. The debt on the consolidated U.S. GAAP balance sheet at the end of 2001 for this transaction was €2,520 million.

Year Ended December 31, 2000

Net Income

Under Italian GAAP, net income for 2000 was €2,028 million and under U.S. GAAP net income was €3,522 million. In 2000, the €1,494 million increase in U.S. GAAP net income compared to Italian GAAP net income is largely attributable to the transactions referred to above which resulted in certain material adjustments:

•	SEAT acquisition. The acquisition of Telecom Italia’s controlling interest in SEAT consisted of both a cash component as well as the contribution of Tin.it shares, in each case in exchange for SEAT shares. Under Italian GAAP the cash component of the acquisition was accounted for under purchase accounting, and the exchange of shares was treated as a pooling of interest. Under U.S. GAAP the entire transaction was treated as a purchase for acquisition accounting purposes, which resulted in higher levels of goodwill being recorded for U.S. GAAP purposes than under Italian GAAP. U.S. GAAP also required Telecom Italia to record gains on the contribution of Tin.it shares to SEAT and on the distribution made by SEAT of SEAT shares to Telecom Italia shareholders in exchange for Tin.it shares. This distribution was treated as a dividend at fair value. The resulting gains under U.S. GAAP of €7,866 million increased U.S. GAAP net income.

•	Subsequent to acquiring control of SEAT, SEAT made a number of acquisitions and issued additional SEAT shares as consideration in such acquisitions. For U.S. GAAP purposes Telecom Italia recognized a gain of €398 million associated with the dilution effect the issuance of the new shares had on Telecom Italia’s shareholding. Italian GAAP only required adjustments to stockholders’ equity.

•	Offsetting these gains was a write down in goodwill associated with an impairment charge of €7,966 million based upon SFAS 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of. Due to the decline in the price of SEAT shares at December 31, 2000 and further analysis performed by Telecom Italia, which indicated that the fair value of SEAT was less than the carrying value of the investment, the goodwill related to the investment was considered impaired. Under U.S. GAAP, the fair market value of the SEAT acquisition was €16,024 million, including acquisition goodwill of €13,834 million. In addition, the historical financial statements of SEAT already included goodwill of €2,769 million. Under Italian GAAP, as a result of the treatment being split between purchase and pooling accounting, Telecom Italia recorded goodwill of €6,796 million. For Italian GAAP purposes there was no similar impairment charge.

•	Subsidiary Stock Conversions. In connection with TIM and SEAT exchanging ordinary shares for savings shares held by their respective shareholders, the holders of the savings shares were required to pay a cash premium as part of the exchange. The transactions resulted in a net increase in the book value of TIM and SEAT which, under U.S. GAAP, resulted in a non-operating gain of €2,212 million, increasing net income. Under Italian GAAP this gain was accounted for as an equity movement and had no impact on the statement of operations.

In addition to the foregoing, the reversal of certain provisions, (primarily relating to TIM) not allowable for U.S. GAAP purposes (an increase in U.S. GAAP net income of €407 million) was largely offset by the reversal of the gain recognized under Italian GAAP on the sale of the real estate assets (a reduction in net income of €315 million).

The aggregate impact of the foregoing, together with the other adjustments discussed in Note 26 to Notes to the Consolidated Financial Statements, resulted in the increase in U.S. GAAP net income in 2000 compared to Italian GAAP net income.

Stockholders’ Equity, net of minority interest

Stockholders’ equity under U.S. GAAP in 2000 were €19,118 million compared with €18,821 million under Italian GAAP. Although the overall impact on stockholders’ equity of the U.S. GAAP adjustments was not material, certain adjustments were material and certain line items on the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2000 under Italian GAAP were €65,515 million compared with €71,528 million under U.S. GAAP, a difference of €6,013 million. Substantially all of the difference is attributable to the higher levels of goodwill recorded for U.S. GAAP purposes (€18,071 million under U.S. GAAP compared to €10,299 million under Italian GAAP, an increase of €7,772 million), mainly attributable to the SEAT acquisition and acquisitions made by SEAT. In addition, the different accounting treatment of the real estate transaction under U.S. GAAP resulted in buildings with a historical carrying value of €2,381 million being recorded on the balance sheet. This was offset by a reduction in net fixed assets of €2,704 million attributable to Nortel Inversora group which is accounted for under U.S. GAAP in accordance with the equity method.

With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Long-term debt increased from €8,268 million under Italian GAAP to €12,466 million under U.S. GAAP. The increase in long-term debt is due to the following:

•	SEAT Put/Call Option Financing. Pursuant to the various agreements relating to the put/call transactions with Huit II entered into in 2000, U.S. GAAP considers these transactions as the acquisition financing of a minority equity interest. As a result, U.S. GAAP requires Telecom Italia to record additional long term debt of €2,985 million. Such amount is also included as part of the overall purchase price of the SEAT acquisition.

•	Real Estate Transaction. Under U.S. GAAP the sale of the 60% interest in IM.SER to unrelated third parties, together with certain dividends paid by IM.SER to its shareholders, including Telecom Italia, is treated as a secured borrowing resulting in an increase in long-term debt of €2,692 million.

•	Nortel Inversora group. The increases in long-term debt described above were partially offset by a reduction in long-term debt of €1,535 million attributable to Nortel Inversora group which is accounted for under U.S. GAAP in accordance with the equity method.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risk” contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a fully liberalized market, including competition from global and regional alliances formed by other telecommunications operators, in the Telecom Italia Group’s core domestic fixed-line and wireless markets;

•	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures;

•	the impact of regulatory decisions and changes in the regulatory environment;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

•	the continuing impact of rapid changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	Telecom Italia Group’s ability to continue the implementation of its 2003-2005 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia Group’s interests in various companies;

•	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

•	Telecom Italia Group’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

•	Telecom Italia Group’s ability to successfully implement its internet strategy;

•	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America;

•	the amount and timing of any future impairment charges for Telecom Italia Group’s licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with the “Summary of Accounting Polices” in the notes to the consolidated financial statements and in conjunction with Note 28 to the consolidated financial statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of business, the financial position of the Telecom Italia Group is subject to interest rate and foreign exchange rate risks. These market risks principally relate to the Telecom Italia Group’s outstanding debt and non-Euro denominated assets and liabilities. The Telecom Italia Group does not enter into derivative transactions for trading or speculative purposes. The following discussion is based on the amounts of indebtedness as derived from our Italian GAAP financial statements, see footnote 28 for a further discussion of items which, for purposes of US GAAP, are considered to be debt.

Debt Policy

The Telecom Italia Group’s debt used to support the financing of its domestic and international businesses contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, the Telecom Italia Group’s policy is to utilize both floating rate and fixed rate with different range of maturities. The Telecom Italia Group’s policy is intended to optimize the cost of funding/risk exposure mix, utilizing as providers of funds domestic and international capital markets and supranational agencies such as the European Investment Bank. The Telecom Italia Group policies address the use of financial derivatives, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and obtain more favorable terms from the counterparts. In addition, Telecom Italia has a centralized treasury that provides assistance to its subsidiaries worldwide and usually operates as the Telecom Italia Group’s main banker, allocating resources according to needs. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt (including current portion) payable in each year through 2007 and thereafter.

	2003	2004	2005	2006	2007	Thereafter	As of December 31, 2002 Total	As of December 31, 2001
	(millions of Euro)
Fixed Rate Debt	1,008	226	100	4,999	1,428	3,510	11,271	10,213
Floating Rate Debt	1,669	1,651	2,145	315	413	231	6,424	7,539

Total	2,677	1,877	2,245	5,314	1,841	3,741	17,695	17,752

As of December 31, 2002 the fair value of such outstanding debt amounted to approximately €18,360 million. The financial debt’s market value is estimated on the basis of the present value of the future cash flows.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt) and the average interest rate, broken down into fixed and floating.

	Year ended December 31,
	2002	2003	2004	2005	2006	2007	Thereafter
	(millions of Euro, except for percentages)
Long-Term Fixed Rate Debt	10,120	9,987	9,936	4,937	3,510	3,484	3,361
Average Fixed Rate	5.94%	5.95%	5.94%	6.49%	6.84%	6.87%	6.90%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	141	49	—	—	—	—	—
Average Swapped into Fixed Rate	2.94%	2.98%	—	—	—	—	—
Average Total Fixed Rate	5.90%	5.93%	5.94%	6.49%	6.84%	6.87%	6.90%
Floating Rate Debt	4,757	3,105	960	645	231	230	230

Total Long-Term Debt	15,018	13,141	10,896	5,582	3,741	3,714	3,591

As of December 31, 2002 approximately 91% of the Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder, €1,334 million, was denominated in foreign currencies primarily US dollars, Pound Sterling, Brazilian Reais and Chilean Peso. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2002 approximately 32% of the long-term debt carried a floating rate.

Market Risk Policy

The Telecom Italia Group’s policies regarding market risk consists of the following:

•	The Centralized Treasury determines the maximum level of interest rate and foreign exchange rate risk to which the Telecom Italia Group should be exposed. A Supervisory Committee meets on a regular basis to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, supplies financial services and actively supports to the Telecom Italia Group subsidiaries according to their requirements and local circumstances.

•	The Telecom Italia Group uses derivative financial instruments to manage these risks as discussed below and does not, in the ordinary course, enter into such instruments on a speculative basis. It is the Telecom Italia Group’s policy to retain any such instruments until maturity.

•	The Telecom Italia Group continually evaluates the credit quality of counterparties to minimize the risk of non-performance. Any such derivative financial instruments are entered into with major banks or financial institutions.

Financial Instruments

Interest Rate and Foreign Exchange Risk Management

Telecom Italia Group seeks to minimize market risk of its operating and financing activities and according to the evaluation of its exposures, selectively enters into derivatives instruments. Since Telecom Italia’s corporate objective is pursued through its commercial operations, meaning the sale of media and telecommunications services, unwanted foreign exchange and interest rate exposures are normally hedged, provided the risks would affect Telecom Italia’s cash flows.

The Telecom Italia Group is exposed to market risks arising from changes in interest rates, primarily in the Euro zone, in the United States and in Latin America. The Telecom Italia Group defines, the optimal mixture of fixed and floating-rate debt in each currency, and enters into financial derivatives to adjust their risk profile to the defined target mixture. Interest rate swaps (“IRS”) and interest rate options (“IRO”) are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds. Telecom Italia Group uses cross-currency-interest rate swaps (“CCIRS”) and foreign currency forwards to convert foreign currency loans—mainly US dollar and euro—into the functional currencies of the various subsidiaries. As a result of these hedge activities, Telecom Italia Group as of December 31, 2002 was not subject to any material foreign exchange risk in its financial indebtness nor in its commercial operations.

To determine the market value of the financial derivatives, Telecom Italia Group uses various pricing models. The market value of interest rate swaps and of cross currency and interest rate swaps reflects the present value difference between the fixed rate to be paid/received and the interest rate assessed on the basis of the market trend having the same expiry date as the swap. The CCIRSs also reflect the difference between the foreign exchange rate at the closing of the swap and the market rate as of December 31, 2002. The market value of the cross currency and interest rate swaps depends also on the difference between the reference foreign exchange rate on the trade date and the foreign exchange rate on the valuation date.

With regard to IRSs and IROs, they involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with the counterparties. This principal amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same applies to CCIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

The following tables give a description of the Telecom Italia Group financial derivative contracts outstanding as of December 31, 2002 to hedge the debt positions.

	Notional amount/ Capital exchanged at 12/31/2002	Market value of derivatives at 12/31/2002 (a)	Market value of underlying debt positions at 12/31/2002 (b)	Market value of debt including related derivatives at 12/31/2002 (c)=(b-a)	Market value of derivatives at 12/31/2001
	(millions of Euro)
Interest rate swaps and interest rate options	5,054	(37)	5,111	5,148	(35)
Cross-currency and interest rate swaps	827	28	829	801	(16)

	Interest Rate Derivative Instruments
	Maturities
IRS	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(millions of Euro)
EURO interest rate Swaps Receive variable, pay fixed
Amount	568	2	617				1,187	1,196
Average pay rate	3.84%	4.25%	5.27%
Average receive rate	Euribor 3m	Euribor 3m	Euribor 3m

EURO Interest rate Swaps Receive variable, pay variable
Amount	1,400 Euribor	152 Euribor 6m	182 Euribor 6m	175 Euribor 6m			1,909	1,909
Average pay rate	3m+ 35.8bp	Set in arrears	Set in arrears Rolint, Robot	Set in arrears Rolint, Robot,
Average receive rate(1)	Euribor 3m+ 66.5bp	Rolint, Robot,	Rendint, Rendibot	Rendint, Rendibot

EURO interest rate Swaps Receive fixed, pay variable
Amount			300 Euribor				300	305
Average pay rate			3m+ 108bp
Average receive rate			6.5%

U.S.$ interest rate Swaps Receive variable, pay fixed
Amount		86	42				128	128
Average pay rate		5.03 U.S.$ Libor %	5.03 U.S.$ Libor %	—
Average receive rate		6m	6m

BRL Interest rate Swaps Receive variable, pay fixed
Amount	8						8	8
Average pay rate	16.04%
Average receive rate	103% CDI (2)

Options/Collars

EURO interest rate collar	700						700	700
Average cap strike rate (purchased)	5.80%
Average floor strike rate (sold)	3.99%
U.S.$ interest rate collar Amount		48	24				72	72
Average cap strike rate (purchased)		7.1%	7.1%
Average floor strike rate (sold)		4.0%	4.0%

Swaption

Amount	750						750	793
Average Strike	5.53%

Total							5,054	5,111

(1)	Rolint, Robot, Rendint and Rendibot are customary domestic Italian parameter for medium/long-term debt.
(2)	The CDI is the customary domestic Brazilian parameter of overnight interest rate. The rate applied to the transaction was 103% of CDI. As of December 31, 2002 this rate was around 25% per annum.

	Foreign Exchange Derivative Instruments
	Maturities
Cross Currency Interest Rate Swap	2003		2004		2005		2006		2007	Thereafter	Total	Fair Value
	(millions of Euro)
Receive Fixed GBP, pay Fixed EURO
Amount
Average pay rate
Average receive rate

Receive variable GBP, pay Fixed EURO
Amount	234										234	235
Average pay rate	3.76 Libor GBP	%
Average receive rate	+4 bp

Receive variable GBP, pay variable EURO
Amount			79 Euribor 3m								79	79
Average pay rate			+ 11 bp Libor GBP 3m
Average receive rate			+10 bp

Receive Fixed U.S.$, pay variable BRL
Amount	78		23		12		2				115	115
Average pay rate	100 CDI	% (1)	100 CDI	%	100 CDI	%	100 CDI	%

Currency forward

Buy U.S.$/Sell UF (2) (Chilean Int. Rate)
Amount	262		116		10						388	389
Buy U.S.$/Sell CLP (Chilean Peso)
Amount	11										11	11

Total											827	829

(1)	The CDI is the customary domestic Brazilian parameter of overnight interest rate. As of December 31, 2002 this rate was around 25% per annum.
(2)	The UF (Unidad de Fomento) is the customary domestic Chilean parameter of interest rates linked to the inflation rate.

On December 31, 2002 there were also hedges on short-term treasury operations (currency forwards and CCIRS) in Telecom Italia S.p.A., Telecom Italia Finance and Seat Pagine Gialle group for a principal amount of approximately €1,433 million.

The Telecom Italia Group also entered into derivative contracts to hedge the interest rate and foreign currency risk on its financial assets. As of December 31, 2002, Telecom Italia Finance and the Brazilian subsidiary, TIM Celular, had entered into IRSs and CCIRSs on asset investments with a notional principal amount of €150 million.

Telecom Italia Group regularly assesses financial market risks and has established policies to manage and mitigate the adverse effects of these exposures. As a result, the Telecom Italia Group does not anticipate any material losses in these areas.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The following are the members of the Board of Directors of Telecom Italia as of June 16, 2003. All of the directors (with the exception of Riccardo Ruggiero and Pietro Modiano who were elected at the Telecom Italia shareholders’ meeting held on December 12, 2002 after Directors Paolo Maria Grandi and Enrico Bondi resigned in July and September 2002, respectively) were elected at the Telecom Italia shareholders’ meeting held on November 7, 2001 for a three-year term, that is until the Annual Shareholders Meeting to be called to approve the Company’s financial statements for the year ended December 31, 2003. The shareholders meeting of November 7, 2001 was called following the resignation of the previous Board of Directors following Olimpia’s acquisition of a 28.7% stake in Olivetti. At that meeting the number of directors was set at 15.

Name	Age	Position	Appointed
Marco Tronchetti Provera	55	Chairman(1)	2001
Gilberto Benetton	62	Deputy Chairman(1)	2001

Carlo Orazio Buora	57	Managing Director(1)	2001
Riccardo Ruggiero	42	Managing Director—General Manager(2)	2002
Umberto Colombo(3)	75	Director	2001
Francesco Denozza(3)	56	Director	2001
Luigi Fausti(3)	74	Director	2001
Guido Ferrarini(3)	52	Director	2001
Natalino Irti(3)	67	Director	2001
Gianni Mion	59	Director	2001
Pietro Modiano(4)	51	Director	2002
Massimo Moratti	58	Director	2001
Carlo Alessandro Puri Negri	50	Director	2001
Pier Francesco Saviotti	60	Director	2001
Roberto Ulissi(5)	40	Director	2001

(1)	Appointed by the Board of Directors on November 7, 2001.
(2)	Appointed as General Manager by the Board of Directors on May 7, 2002. Appointed as Managing Director by the Board of Directors on September 5, 2002 and subsequently confirmed as such by the Board of Directors on December 12, 2002, after the General Meeting elected him as a Director.
(3)	Independent Director.
(4)	Appointed by the Shareholders Meeting on December 12, 2002.
(5)	Appointed by the Treasury pursuant to the Privatization Law and the special powers of the State included in Telecom Italia Bylaws and considered independent by the Company.

Members of the Board of Directors that are considered “independent”, in accordance with the guidelines set down by the Preda Code, are those that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Telecom Italia Group, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company, and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.

Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.

During 2002, the Board met nine times, mostly according to a timetable set forth in advance.

As of June 16, 2003, the Secretary of the Board of Directors was Francesco Chiappetta.

As to the Board of Directors of New Telecom Italia, see “––Board of Directors of New Telecom Italia”.

Special Powers of the State

Pursuant to the Privatization Law and the special powers of the State included in the current Telecom Italia Bylaws, the Treasury has the right to appoint one director of Telecom Italia. Pursuant to the Public Concessions,

prior to their conversion into licenses (see “Item 4. Information on the Telecom Italia Group—Regulation—Public Concessions”) the Ministry of Communications had the right to designate one director of Telecom Italia. As of now, no such power is retained by the Ministry of Communications.

According to a specific Decree by the Italian Minister for the Economy and Finance in agreement with the Italian Minister for Productive Activities, dated May 22, 2003, the New Telecom Italia’s bylaws (effective as from the date of the Merger becoming effective) will include a new version of the so called “Golden Share” powers. In particular, the aforementioned power of appointment has been cancelled. See “Item 7. Major Shareholders and Related-Party Transactions––Continuing Relationship with the Treasury”.

Impact of Certain Shareholders’ Agreements over the Nomination of Telecom Italia Group’s Companies Boards

Pursuant to the Agreements and the Agreements with the Banks (collectively, the “Shareholders Agreements”) Edizione Finance International S.A. (“Edizione Finance”), a company 100% owned by Edizione Holding, which was subrogated to Edizione Holding’s rights and obligations, may designate one-fifth of the members of the Board of Directors available for nomination (not including the members of the Board appointed by minority shareholders and government agencies) and, among them, the Deputy Chairman, who will hold the legal representation of the Company in absence of the Chairman. One member of the Board is appointed at the request and designation of IntesaBci and one member of the Board is appointed at the request and designation of Unicredito.

Moreover, pursuant to the Shareholders Agreements, Pirelli pledged, to the extent allowed by law, that no decision will be made by the Board of Directors without the favorable vote of at least one of the Board members appointed by Edizione Finance (if present) on the following points of business:

•	individual investments greater than €250 million;

•	purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with an individual value of more than €250 million;

•	deeds of disposition for any reason whatsoever of businesses or assets individually greater than €250 million;

•	proposals to call a Shareholder’s Extraordinary Meeting;

•	transactions between the Olivetti group and the Pirelli group for amounts individually greater than €50 million; and

•	transactions with related parties.

Pursuant to the Hopa Term Sheet (entered into by Pirelli, Edizione Holding, UniCredito and IntesaBci: the Former Olimpia Shareholders; Olimpia and Hopa), Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders will seek to elect one director of each of Olivetti, Telecom Italia, SEAT and TIM nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees).

Hopa has no right to veto any decision to take by the Board of Directors or shareholders of Olimpia.

For a description of the transactions that involved Pirelli, Edizione Holding, IntesaBCI and Unicredito in acquiring a stake in Olivetti through Olimpia and the following agreements, please see “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

Bylaws

Pursuant to Articles 10 and 13 of Telecom Italia’s Bylaws (corresponding to articles 9 and 12 of New Telecom Italia’s Bylaws, respectively) the Board of Directors is appointed by the Shareholders’ Meeting through the “voto di lista” system (as described below) and is responsible for the ordinary and extraordinary management of Telecom Italia. The Board of Directors consists of not less than seven members and not more than 15 members. Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility.

The Shareholders Meeting held on November 7, 2001 resolved that the current Directors of Telecom Italia will remain in office for a three-year term (from 2001 to the Annual shareholders Meeting called to approve the

Telecom Italia financial statements for the year ended December 31, 2003). As a result of the Merger and Telecom Italia not being the surviving company, the Board of Directors of Telecom Italia (and its internal committees as well ) will be cancelled (but see hereinbelow: “Board of Directors of New Telecom Italia”).

If during the term of the Board of Directors one or more directors ceases to hold such position for any reason, the Board of Directors will appoint replacements by a resolution approved by the Board of Statutory Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. The directors appointed by such Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments.

The Board of Directors appoints from its members a Chairman, if the Shareholders’ Meeting has not previously done so, and may appoint one Deputy Chairman, both of whom may be reappointed. The Board of Directors may also appoint one or more Managing Directors and determine his/their administrative powers. The Managing Director’s term of office ends with the term of the Board of Directors which appoints him. The Chairman and the Managing Directors are Telecom Italia’s legal representatives and in case of the Chairman’s absence, for any reason, the Deputy Chairman will replace him.

Board of Directors of New Telecom Italia

As a result of the Merger and Telecom Italia not being the surviving company, the Board of Directors of Telecom Italia (and its internal committees as well) will be cancelled. However, the members of the Board of Directors of Olivetti declared that, upon effectiveness of the Merger, they will consider their mandate as Directors of Olivetti, to be essentially completed. At the April 15, 2003 meeting of the Board of Directors of Olivetti, the members of the Board of Directors of Olivetti tendered their resignation with effect from the date of effectiveness of the Merger (apart from one Director, who resigned with immediate effectiveness).

At the Olivetti Shareholders’ Meeting held on May 26, 2003, the Olivetti shareholders appointed a new Board of Directors. The recommendation by the resigning Board was to elect a Board of Directors which essentially replicated the current Board of Directors of Telecom Italia, effective as from the effective date of the Merger, and which shall remain in office until the expiry of the term of the current Board of Directors of Telecom Italia. The term of the current Board of Directors of Telecom Italia will expire in 2004, after the approval of the 2003 financial statements.

Pursuant to the Olivetti Board’s recommendation, the shareholders’ meeting elected the following people as members of the Board of Directors of New Telecom Italia: Marco Tronchetti Provera, Gilberto Benetton, Carlo Orazio Buora, Riccardo Ruggiero, Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Pietro Modiano, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri, Pier Francesco Saviotti, Giovanni Consorte. Apart from Giovanni Consorte, all the mentioned people are the present Directors of the Company with the only exception being Roberto Ulissi, as a result of the Treasury not being granted any special power of appointment pursuant to New Telecom Italia’s bylaws. See above.

Corporate Governance

In keeping with the decision to reinforce the rules of corporate governance of the Telecom Italia Group during 2002 and the first half of 2003, the Company updated them to bring them in line with the best international practices. The review of certain previously adopted codes and charters was performed in accordance with the principle that governance practices should be constantly subject to verification and updating, in order to respond in a timely and effective manner to the demands arising from changes in operating practices and the evolution of the overall internal and external regulatory context.

In particular, within that framework, an overall review of the Company’s Code of Self-discipline is in progress and a group wide project is being developed that is aimed at verifying the suitability of the organizational models already in place in respect of the regulations set forth by Legislative Decree No. 231 of 2001, regarding the liability of business entities for certain violations committed by their associates, with consequent adjustment, where necessary, to the internal control system.

The documents related to the corporate governance instruments summarized below, are, for the most part, available for review on the Company’s website, with an English translation: www.telecomitalia.it.

The Telecom Italia Group chose to accept the principles drafted by the Corporate Governance Committee of Borsa Italiana S.p.A. (summarized in the Preda Code, the code of conduct adopted by Borsa Italiana) and therefore adopted specific practices formalized in codes and principles.

New Telecom Italia is expected to adopt and further develop Telecom Italia’s corporate governance structure and instruments. To this end New Telecom Italia will adopt new bylaws that will be largely the same as the current bylaws of Telecom Italia. The amended bylaws (which are attached to the merger plan) will come into force on the date of the Merger becoming effective.

As far as corporate governance issues are concerned, extensive reform of the Italian corporate law will become effective as from January 2004, pursuant to Legislative Decree n. 6/2003 (the “Vietti Law”). The Vietti Law calls for joint stock companies’ bylaws to be amended and certain decisions to be taken to this end. As of now, no such decision has been taken for either the Company or New Telecom Italia.

During 2002 and 2003, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors have monitored developments related to the Sarbanes-Oxley Act, including proposed new requirements for foreign private issuers, such as Telecom Italia, who have listed securities on the NYSE, relating to independent audit committees (as defined in Sarbanes-Oxley) and the role of such audit committee in overall corporate governance. The relevant U.S. exchanges, including the NYSE, must adopt final listing rules relating to such requirement by the end of 2003. Under the new rules, foreign private issuers must be in compliance with such independent audit committee requirements by July 31, 2005.

The principal current instruments governing the Company’s corporate governance are the following.

Code of Ethics

The Code of Ethics serves as a cornerstone for the whole corporate governance system, providing a core set of principles for an ethically-correct approach to the business. This document contains the objectives and values underlying the company operations, and refers to the principal stakeholders with whom the Telecom Italia Group interacts on a daily basis (shareholders, the financial markets, customers, the community and personnel).

Code of Self Discipline

The Company’s Board of Directors conformed to the recommendation made by Borsa Italiana in respect of adopting rules of self-discipline for the corporate bodies, and adopted the Telecom Italia code of self-discipline. As mentioned above, during 2002 the rules were implemented and a complete revision of the Code of Self-discipline of Telecom Italia is in progress.

The current Telecom Italia code provides, among other things, that an internal control and corporate governance committee and a remuneration committee be set up in the framework of the Board of Directors.

Furthermore, in accordance with Telecom Italia’s Code of Self-discipline the Board is exclusively responsible for (i) the examination and approval of the Company’s and the Telecom Italia Group’s strategic, industrial and financial plans; (ii) the examination and approval of transactions (including, for example, the acquisition and divestiture of direct or indirect controlling interests) of particular economic or strategic significance, with particular reference to transactions with related parties; (iii) the granting and revoking of the mandates of the Managing Director and the Executive Committee, if established, defining the limits, operating procedures and frequency, normally not less than every three months, with which they should report to the Board on the activities they have carried out in exercising their mandates; (iv) the determination, after having examined the proposals of the specific committee and consulted the Board of Statutory Auditors, of the compensation of the Managing Directors and those who hold particular offices, and, providing that the Shareholders’ Meeting has not already taken steps to do so, the breakdown of the overall compensation due to individual members of the Board and committees; (v) the supervision of the general management performance, with particular attention to situations of conflict of interest, taking into consideration information received from the Managing Director and the Internal Control and Corporate Governance Committee, and periodically comparing the results achieved with those planned; (vi) the verification of the adequacy of the Company’s and the Telecom Italia Group’s general organizational and administrative structure drawn up by the Managing Director; (vii) the preparation and adoption of the Company’s rules of corporate governance and the definition of the Telecom Italia Group’s corporate governance guidelines; (viii) the evaluation and approval of the Company’s and Telecom Italia Group’s annual budgets; (ix) the evaluation and approval of the periodic accounting documentation as provided by the existing regulations; (x) the examination and approval of investments and divestitures (also in real estate) of amounts exceeding Lire 500 billion (approximately euro 258.2 million); (xi) the nominating, revoking and conferring of powers of the General Managers of the Company, by proposal of the Managing Director; (xii) the appointments for the offices of Managing Director and Chairman in subsidiaries with sales equal to or higher than Lire 2,000 billion (approximately euro 1,033 million)—as per the latest available financial statements—and (xiii) reporting to the Shareholders during Shareholders’ Meetings.

The criteria adopted by Telecom Italia to identify transactions that should be examined, in advance, by the Board of Directors are both quantitative and qualitative, in that—in addition to an assessment of relevance based on the value of the transaction—an evaluation is carried out of the actual impact of the transaction on the performance of Telecom Italia. This may result in the requirement for advance Board approval of transactions that, while being lower than the defined materiality thresholds, exhibit particular critical elements, such as the nature of the counterparty, the time-frame of execution or the potential risks deriving from the transaction. In this regard, during 2002 Telecom Italia adopted a series of principles on the execution of transactions with related parties (see below for details), by virtue of which the Board of Directors approves, in advance, transactions with related parties, including intra-group transactions, with the exception of typical or usual transactions or those to be concluded under standard conditions.

As provided by the Code, it is normal practice for the Directors to be provided, sufficiently in advance of the Board meetings, with the documentation and information necessary to allow them to effectively participate in the Board’s business.

Code of Conduct on Insider Dealing

The Code of Conduct on Insider Dealing was prepared in compliance with regulations introduced by the Italian Stock Exchange, which include the obligation for listed companies to make periodic disclosure regarding operations undertaken on listed securities belonging to the issuer and to its subsidiaries by parties who may have access to price sensitive information, with effect from January 1, 2003.

The document responds to the framework regulations published by the Italian Stock Exchange in the following ways:

•	A flexible approach to identifying the pool of persons who are subject to disclosure obligations, in order to be able to take into account contingent situations requiring access to confidential information;

•	Extension of the obligation to provide notification to include operations carried out on listed financial instruments issued by parent companies (in addition to subsidiary companies);

•	A significant reduction in the quantitative threshold regarding the size of operations subject to market notification on a quarterly basis (from 50,000 to 30,000 euros) or immediately at the time of execution (from 250,000 to 80,000 euros);

•	Extension of the obligation for transparency to include dealings regarding the exercise of stock options or pre-emption rights, in addition to all operations regarding financial instruments issued by Telecom Italia Group companies, even when realized within the framework of management relations on an individual basis regarding investment portfolios for which the client has foregone the right to issue instructions; and

•	“Black-out periods”, that is to say predetermined periods during which persons who are subject to the provisions of the Code may not undertake dealings.

The Code of Conduct on Insider Dealing also provides for a system of strict sanctions which, for Directors and Auditors, includes the option of seeking removal from office from the Shareholders’ Meeting.

The Code of Conduct on Insider Dealing was brought into effect in advance of the compulsory date set out in the Stock Market Regulations (December 1, 2002 as opposed to January 1, 2003).

Principles governing transactions with related parties

During 2002 the Company adopted a series of principles for the execution of transactions with related parties. On the basis of those principles the Board of Directors approves in advance transactions with related parties, including intra-group transactions, with the exception of transactions that are ordinary course or to be finalized on arms length terms and conditions. To this end, the Board of Directors receives information on the nature of the relationship, the manner in which the transaction is to be executed, the conditions, even economic, for its realization, the valuation technique followed, the interests and underlying motivations and any risks to the Telecom Italia Group.

Furthermore, in the event that the relationship or transaction is with a Director or with a party related through a Director, the interested Director will be limited to providing clarification and will leave the meeting of the Board when the decision is to be taken.

In relation to the nature, value or other characteristics of the transaction, the Board of Directors, in order to avoid that the transaction is completed at unreasonable conditions, is assisted by one or more experts who, depending on the circumstances, expresses an opinion on the economic conditions, and/or the objectivity, and/or the technical aspects of the transaction.

Internal disclosure procedure according to article 150 of the Draghi Law

During 2002, internal rules were formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors—in accordance with Article 150, paragraph 1, of the Draghi Law—of the most complete information relating to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or other than ordinary course transactions.

In addition, additional procedures have been implemented to ensure that complete information flows from the Directors responsible for those activities to all members of the Board of Directors. That information includes executive activities and the status of transactions previously approved by the Board of Directors; in particular, Executive Directors report on the activities carried out by them—whether through the Company on its subsidiaries—in exercising the mandates conferred upon them, including the initiatives adopted and projects launched.

Procedure for the Communication of Price Sensitive Information to the Market

At the beginning of 2003, Telecom Italia formalized processes and procedures to be followed in communicating price sensitive information to the market. The procedure regulates the circulation of price sensitive information to the market, identifies the company functions and structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the procedure regulates the activities to be carried out for meetings with the financial community and the press, intended to ensure that the Company does not selectively disclose information. With regard to the internal management of information relating to the Telecom Italia Group, specific guidelines have been in place for sometime regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

Internal Control and Corporate Governance Committee

Telecom Italia’s Internal Control and Corporate Governance Committee, in its composition and in the activities carried out by it, has already adapted to the regulations of the Code of Self-discipline adopted by Borsa Italiana in July 2002.

The Committee is, in fact, composed exclusively of independent non-executive Directors, including the Directors Roberto Ulissi (Chairman), Guido Ferrarini and Natalino Irti. The Chairman of the Board of Statutory Auditors or, when it was considered appropriate to hold a joint meeting, all members of the Board of Statutory Auditors participated in the meetings of the Committee, of which in 2002 there were eight. The Internal Control and Corporate Governance Committee, based on the provisions of Telecom Italia’s Code of Self-discipline, carries out the following activities: (i) evaluates the adequacy of the internal control system; (ii) evaluates the work plan prepared by those in charge of internal control and receives periodic reports from the same; (iii) evaluates proposals formulated by independent audit firms wishing to be appointed as auditors, and the audit plan and results expressed in the letter of recommendations; (iv) discloses to the Board, at least every six months, at the time of the approval of the annual and semiannual financial statements, the work carried out by it and the adequacy of the system of internal control; and (v) monitors compliance with and periodic updating of the corporate governance regulations.

During 2002, the Committee contributed to the process of implementation of the corporate governance instruments, participating in the analysis and the definition of the documents that were subsequently adopted by the Company in the above-mentioned period. Furthermore, in adopting the new recommendations of the Preda Code, the committee examined, with the aid of the Company’s departments and the independent auditors Reconta Ernst & Young, the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements, following the evaluation and verification activities undertaken by management on the reasonableness of the carrying values of the Group’s investment portfolio.

Among other things, at the beginning of 2002, the Internal Control and Corporate Governance Committee approved the organizational decision to concentrate the internal audit activities of Telecom Italia, TIM and Seat, in a specific consortium company, which led to the creation of In.Tel.Audit Societá Consortile a r.l. (“In.Tel.Audit”). By creating In.Tel.Audit the Company repositioned and reorganized the system of internal control to take account of the complexity of the Telecom Italia Group, in addition to the new requirements set forth by Legislative Decree of June 8, 2001 No. 231/2001 (“Decree 231”) with regard to liabilities of business entities when certain crimes are committed by employees or agents.

The Committee also placed particular attention on the evolution of the American corporate regulations (i.e. the Sarbanes Oxley Act).

Remuneration Committee

Currently the members of the remuneration committee are Luigi Fausti (Chairman), Umberto Colombo (both independent non-executive Directors) and Pier Francesco Saviotti.

The remuneration committee has particular responsibility for formulating proposals to the Board in respect of the compensation of the senior management and of those Directors who hold specific offices, and, at the Managing Directors’ indication, in respect of the determination of criteria for the compensation of top management of the Company. During 2002, the Committee held six meetings, during which it reviewed such topics as the start-up of new stock option plans, the criteria to be utilized for the compensation of management and incentive formulas. Furthermore, the Committee identified the budget targets for the variable component of Executive Directors’ compensation, in accordance with Article 2389, paragraph 2, of the Italian Civil Code, with reference to the choices made by the Company regarding the compensation broken down into a fixed component and a variable component, contingent upon the achievement of predetermined budget objectives. The system is similar to that used for the rest of management which—in addition to the base salary—provides for the presence of incentive and loyalty systems by means of stock options.

Disclosure Procedures

Since it is Telecom Italia’s policy that all disclosures made by Telecom Italia to its security holders or the investment community should be accurate and complete and fairly present Telecom Italia’s financial condition and results of operations in all material respects, and should be made on a timely basis as required by applicable laws and stock exchange requirements, Telecom Italia has decided to follow the recommendation of the SEC by assigning certain review responsibilities to the Management Committee and to the Controllers Committee (the “Committees”) and certain heads of Corporate Functions. The Management Committee includes, in addition to the Executive Chairman, the CEO and the CFO, the following members: A. Andreoni, G. Bracco, A. Cappuccio, F. Chiappetta, O. Cristianci, O. Cuomo, P. Dal Pino, M. De Benedetti, F. Di Carlo, R. Perissich, G. C. Rocco di Torrepadula, R. Ruggiero, G. Sala, M. Sentinelli, G. Spreafico, G. N. Tronchetti Provera. The Controllers Committee includes: C. Baldizzone, M. T. Benetti, L. Luciani, A. Novati, A. Paternò, A. Pavani, P. Serra, R. Taranto(1). The review responsibilities are outlined in a Charter for Disclosures Procedures (the “Charter”) which was adopted by the Executive Chairman, the CEO and the CFO (the “Senior Officers”).

According to the Charter, the Committees and certain heads of Corporate Functions assist the Senior Officers in fulfilling their responsibility for oversight of the accuracy and timeliness of certain disclosures made by the Company. Among others, the Committees and certain heads of Corporate Functions are responsible for the following tasks:

•	Design and establish controls and other procedures (which may include procedures currently used by the Company) that are designed to ensure that (i) information required by the Company to be disclosed to the regulatory authorities is recorded, processed, summarized and reported accurately and on a timely basis and (ii) information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such required disclosure (“Disclosure Controls”).

•	Monitor the integrity and effectiveness of the Company’s Disclosure Controls.

•	Review and supervise the preparation of the Company’s Annual Report on Form 20-F and other periodic and current reports.

Moreover, the Committees and certain heads of Corporate Functions evaluate the effectiveness of the Company’s Disclosure Controls within 90 days prior to the filing of the Company’s Annual Report on Form 20-F. See “Item 15. Controls and Procedures”.

(1)	Moreover, the Corporate Functions include: F. S. Bruno, R. Moro, F. Tanzi, G. Tavaroli, R. Varetto.

Executive Officers

As of June 16, 2003, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Marco Tronchetti Provera	55	Executive Chairman	2001
Carlo Orazio Buora	57	Managing Director	2001
Riccardo Ruggiero	42	Managing Director and General Manager of Telecom Italia (2002); Head of Domestic Wireline Business Unit(1)	2001
Central Function:
Gustavo Emanuele Bracco	55	Head of Human Resources	2001
Enrico Parazzini	59	Head of Finance, Administration and Control	2001
Arrigo Andreoni	59	Head of Information Technology Group and Managing Director of IT Telecom	2001

Francesco Chiappetta	42	General Counsel	2002
Germanio Spreafico	50	Head of Purchasing	2001
Business Units:
Paolo Dal Pino	40	Head of Internet and Media Business Unit and Managing Director of SEAT Pagine Gialle	2001

Marco De Benedetti	40	Head of Mobile Business Unit and Managing Director of TIM	1999
Giuseppe Nino Tronchetti Provera	35	Head of Information Technology Market Business Unit and Managing Director of Finsiel	2002

(1)	As of June 16, 2003, Domestic Wireline took the name Wireline. At the same time, Giuseppe Sala was appointed General Manager directly reporting to the Telecom Italia Managing Director and Head of Wireline Riccardo Ruggiero.

Board of Statutory Auditors

As of June 16, 2003, the following table lists the members of the Telecom Italia Board of Statutory Auditors, including Telecom Italia Alternate Auditors, with their respective positions and year of appointment. The present Telecom Italia Board of Statutory Auditors was appointed by the General Meeting on May 24, 2003 .

Name	Position	Appointed
Ferdinando SUPERTI FURGA	Chairman(1)	2003
Rosalba CASIRAGHI(2)	Auditor	2003
Paolo GOLIA(2)(4)	Auditor	2003
Salvatore SPINIELLO	Auditor	2003
Gianfranco ZANDA(3)	Auditor	2003
Enrico LAGHI	Alternate Auditor	2003
Enrico Maria BIGNAMI(2)(4)	Alternate Auditor	2003

(1)	Appointed by the Board of Statutory Auditors on June 3, 2003.
(2)	Elected by minority shareholders.
(3)	Reappointed in 2003; member of the Board of Statutory Auditors since 1997.
(4)	Reappointed in 2003; member of the Board of Statutory Auditors since 2000.

As a result of the Merger and Telecom Italia not being the surviving company, the Board of Statutory Auditors of Telecom Italia will be cancelled. However, the Olivetti’s Shareholders’ Meeting on May 26, 2003 appointed the same people as Statutory Auditors.

Special Powers of the State

Pursuant to the Privatization Law and the special powers of the State included in the current Telecom Italia Bylaws, the Treasury has the right to appoint one statutory auditor of Telecom Italia. Such power was not exercised with reference to the appointment of the statutory auditors at the shareholders’ meeting held on May 24, 2003.

According to a specific Decree by the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, dated May 22, 2003, New Telecom Italia’s bylaws (effective as from the date of the Merger becoming effective) will include a modified version of the so called “Golden Share”. In particular, the aforementioned power of appointment has been cancelled. For further information on the Company’s continuing relationship with the Treasury, see “Item 7. Major Shareholders and Related-Party Transactions––Continuing Relationship with the Treasury”.

In addition, pursuant to the Public Concessions, prior to their conversion into licenses (see “Item 4. Information on the Telecom Italia Group—Regulation—Public Concessions”) the Ministry of Communications and the Ministry of the Treasury had the right to designate one statutory auditor of Telecom Italia each. As of now, no such power is retained and therefore any reference to it has been deleted from New Telecom Italia’s bylaws.

Tasks of Board of Statutory Auditors

The Board of Statutory Auditors verifies the observance of the law and the bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Statutory Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company business and significant transactions performed by the company and its subsidiaries, including potential conflict of interests issues. Statutory auditors must inform the CONSOB of any irregularity they detect in the course of their duties. Statutory auditors are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

The Statutory Auditors are appointed by the Shareholders Meeting. The statutory auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court. According to the law if shareholders have to elect more than three regular Statutory Auditors at least two must be elected by minority shareholders. A minimum of two statutory auditors can call Executive Committee meetings, Board of Directors’ meetings and the company’s shareholders meetings. In case any of the statutory auditors ceases for any reason to serve in such capacity, the older alternate auditor automatically replaces him until the next Shareholders’ Meeting, at which a replacement will be appointed by the shareholders.

Bylaws

Pursuant to Article 17 of Telecom Italia’s Bylaws, the Shareholders’ Meeting appoints the Board of Statutory Auditors through the “voto di lista” system, which is described below. Telecom Italia’s Board of Statutory Auditors is composed of not less than five and not more than eight regular auditors, as determined by a resolution of the shareholders meeting; two alternate auditors are also appointed. The Board of Statutory Auditors appoints among its members a Chairman. See “Item 10. Additional Information—Description of Bylaws and Capital Stock—Capital Stock—Voto di Lista”. Statutory auditors cannot be members of more than five Boards of Statutory Auditors of companies listed on the Italian Stock Exchange (excluding Telecom Italia and its subsidiaries).

According to New Telecom Italia’s bylaws, the board will be composed of either five or seven regular auditors.

External Auditors

Italian audit principles require that, in cases of corporate groups, the audit firm of the parent company should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation of the financial statements in their entirety. For this reason and to optimize and simplify audit operations, Reconta Ernst & Young (“REY”) has been selected as the audit firm for the majority of Olivetti group companies.

Therefore on June 12, 2001 the Shareholders’ Meeting revoked “on just grounds” the assignment previously conferred to PricewaterhouseCoopers S.p.A. (“PwC”), in view of the fact that otherwise REY could not be qualified as the main audit firm for the Olivetti group. The early revocation of the assignment of PwC was contemplated in the agreement among Telecom Italia and PwC entered into in September 1999.

Following the revocation, the Shareholders’ Meeting conferred to REY an assignment for the complete audit of the financial statements of Telecom Italia, the consolidated financial statements of the Telecom Italia Group and a limited review for the half-year report in individual and consolidated form for the three-year period 2001, 2002 and 2003.

According to the reasons described above, REY is the audit firm for Olivetti and, therefore, New Telecom Italia as well.

Biographical Data

The following are the selected biographical data of the Directors and the Executive Officers.

Directors

Marco Tronchetti Provera:    Marco Tronchetti Provera was born in Milan, on January 18, 1948. Mr. Tronchetti Provera has been Telecom Italia Chairman since September 27, 2001. Mr. Tronchetti is also Chairman and CEO of Pirelli S.p.A., Chairman of Pirelli & C. S.a.p.a., of Pirelli & C. Real Estate S.p.A. and of Olimpia S.p.A., and Vice-Chairman and CEO of Olivetti S.p.A. Mr. Tronchetti Provera began his career in 1973 working in the family maritime transport business and establishing a financial holding company. In 1986 he joined the Pirelli group as a managing partner of Pirelli & C. In 1988 he was appointed CEO and General Manager of the Société Internationale Pirelli S.A., Basle, a position he held until 1992. He is also Chairman of CAM Finanziaria S.p.A., Vice Chairman of Confindustria, a Director of Luigi Bocconi University, and of Fondazione Teatro Alla Scala, Chairman of the Council for Relations between Italy and the United States, member of the European Round Table of Industrialists, of Gruppo Italiano Trilateral Commission, International Advisory Board of Allianz, International Council of J.P. Morgan and of New York Stock Exchange European Advisory Committee and of Giunta Direttiva Assonime.

Gilberto Benetton:    Gilberto Benetton was born in Treviso, on June 19, 1941. Mr. Benetton has been Telecom Italia Deputy Chairman since September 27, 2001. Mr. Benetton is also Deputy Chairman of Olivetti S.p.A. and Olimpia S.p.A. He began his activity in 1965 with his brothers Giuliana, Luciano and Carlo; Benetton group is active in 120 countries in the world. Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione S.a.p.a., Deputy Chairman of Fondazione Benetton, Director of Benetton group S.p.A., Banca Antonveneta, Pirelli S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Sep S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Autostrade S.p.A., Beni Stabili S.p.A. and Abertis Infraestructturas S.A.

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, on May 26, 1946. Mr. Buora has been Chief Executive Officer of Telecom Italia since November 7, 2001, and currently is Chairman of TIM S.p.A.. He is also CEO and General Director of Pirelli S.p.A. where he was first Executive Officer of Finance and Administrative and CEO of Olivetti S.p.A. and Pirelli & C. S.p.A. Mr. Buora began his career in 1972 in Banca Nazionale del Lavoro group, then in 1979 he went to Merloni group where he became Chief of the Finance and Administration department. In 1982 he went to Snia BDP/FIAT group as Finance Executive Officer and Vice General Manager of Telettra S.p.A. In 1989 he also became General Director of Benetton group. Mr. Buora is also Managing Director of Pirelli & C. S.p.A., and a Director of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of RCS Mediagroup S.p.A., Ras S.p.A., F.C. Internazionale S.p.A. and Mediobanca S.p.A.

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, Italy, on August 26, 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Domestic Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed CEO. On the same date he was appointed by Telecom Italia’s Board of Director, Director of Telecom Italia and on December 12, 2002 he was confirmed CEO of Telecom Italia by the General Meeting. He began his career in 1986 as a Sales Manager at Fininvest S.p.A. Between 1988 and 1990, he worked as the Sales and Marketing Manager for AT&T Italia. He joined the Olivetti group as assistant to the CEO in 1990. He remained with the Group until 1995, during which time he covered a number of positions. In 1992, he became Vice President International Customers and Communications Sales Development worldwide for the Oliservice Organization; in 1994, Vice President Olivetti Telemedia Sales and Marketing Development. In 1996, he was appointed CEO of Infostrada—with responsibility for Market, Infrastructure and Human Resources—before taking over the same position at Italia On Line. He continued in both posts until 2001. In July 2001, Mr. Ruggiero joined the Telecom Italia Group as Head of the Telecom France Business Unit, with the brief of managing and developing Group business on the French market through the company´s participating interests.

Umberto Colombo:    Umberto Colombo was born in Livorno, on December 20, 1927. He is Director of Impregilo S.p.A.. Mr. Colombo has been Director of Telecom Italia since November 7, 2001. Mr. Colombo is also Chairman of Novamont S.p.A., of Alcantara S.p.A. and Kemyx S.p.A., Director of ACEA S.p.A., of Snia S.p.A., of FB Ambiente S.p.A., of SAES Getters S.p.A., of Energy Conversion Devices. Mr. Colombo has been Chairman of ENEA (1983-93) and Minister for “University and Scientific and Technologic Research (1993-94).

Member of the Honorary Trustee of the Aspen Institute of Humanistic Studies (United States), Member of China Council for International Cooperation on Environment and Development, of Lincei Academy, of XL Academy, European Academy, European Academy for Science, Arts and Letter, Academies of Engineering of Sweden, of Switzerland, United States, United Kingdom, Japan, American Academy of Arts and Sciences, Third World Academy of Sciences and New York Academy of Sciences. Author of several publications. Received “honoris causa” a PHD degree from Madras University and Mendeleyev University (Moscow) in engineering and a chemical engineering degree from Genoa University.

Francesco Denozza:    Francesco Denozza was born in Turin, on October 5, 1946. Mr. Denozza has been Director of Telecom Italia since November 7, 2001. Mr. Denozza is also Professor of Commercial Law at University of Milan School of Law.

Luigi Fausti:    Luigi Fausti was born in Ancona, on March 9, 1929. Mr. Fausti has been Director of Telecom Italia since November 7, 2001. He is also Director of MONRIF S.p.A., of Poligrafici Editoriale S.p.A. di Bologna, and Chairman of Patrimonio Immobiliare dello Stato S.p.A. Mr. Fausti began his career in 1947 in Banca Commerciale Italiana where he was Executive Officer and General Director of many branches and in 1990 he became CEO of the Bank, in 1994 Vice-Chairman and CEO, in 1997 Chairman and in 1999 Honorary Chairman. Received “honoris causa” an economics degree from Naples University.

Guido Ferrarini:    Guido Ferrarini was born in Genoa on August 8, 1950. Mr. Ferrarini has been Director of Telecom Italia since June 12, 2001. Mr. Ferrarini is also Director of Autostrade S.p.A. Member of the Board European Corporate Governance Institute, Bruxelles. He is professor of Financial Markets Law at the University of Genova School of Law, Director of Center of Law and Finance, legal expert and lawyer, Member of Board of Trustees IASC Foundation of London, Advisor of the Corporate Governance Committee of Borsa Italiana S.p.A., Co-director of Rivista delle Societá (Giuffrè), Honorary professor of University College Faculty of Law, London. Author of several publications.

Natalino Irti:    Natalino Irti was born in Avezzano, on April 5, 1936. Mr. Irti has been Director of Telecom Italia since November 7, 2001. Mr. Irti is also Vice-Chairman and Member of Giunta Direttiva Assonime, Chairman of “Istituto Italiano di Studi Storici”, professor of Civil Law of University of Rome “La Sapienza”, Member of Lincei Academy, Director of legal reviews and publications. Avvocato cassazionista.

Gianni Mion:    Gianni Mion was born in Vó, a town near Padoa, on September 6, 1943. Mr. Mion has been Director of Telecom Italia since November 7, 2001 and he is Vice President of TIM S.p.A., Director of Seat Pagine Gialle S.p.A., Olivetti S.p.A. and Olimpia. Mr. Mion is also CEO of Edizione Holding S.p.A., Director of Benetton group S.p.A., Autogrill S.p.A., 21 Investimenti, Autostrade S.p.A., Sagat S.p.A., Interbanca S.p.A., Banca Antonveneta, Dottore commercialista e revisore dei conti.

Pietro Modiano:    Pietro Modiano was born in Milan on November 3, 1951. Mr. Modiano has been Director of Telecom Italia since July 25, 2002. He began his career in Credito Italiano in 1977 where he was responsible of the Studies Department, in 1997 he was appointed CFO and in 2000 Vice-General Manager of Unicredito. He is also CEO of UniCredito Banca Mobiliare (1999), of Unicredit Banca d’Impresa (2003). Mr. Modiano is also Director of Borsa Italia S.p.A., Euro Capital Structures Ltd, Locat S.p.A., Unicredit Private Banking S.p.A. and Synesis Finanziaria S.p.A.

Massimo Moratti:    Massimo Moratti was born in Boscochiesanuova, a town near Verona, on May 16, 1945. Mr. Moratti has been Director of Telecom Italia since November 7, 2001. Mr. Moratti is also Director of Angelo Moratti – di Gianmarco e Massimo Moratti & C. S.a.p.a., CEO of Saras S.p.A. Raffinerie Sarde, Chairman of F.C. Internazionale Milano S.p.A., of Sarint S.A., Director of Interbanca S.p.A., and of Pirelli S.p.A.

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, on July 11, 1952. Mr. Puri Negri has been Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A. and Permasteelisa, Vice Chairman and CEO of Pirelli & C. Real Estate S.p.A., Vice Chairman of CAMFIN S.p.A., Pirelli & C. Ambiente S.p.A., Director of Pirelli S.p.A., Olimpia S.p.A., Olivetti S.p.A., Vice Chairman of Pirelli & C. S.p.A. Representative of the Labour Unions of Pirelli & C. S.p.A.

Pier Francesco Saviotti:    Pier Francesco Saviotti was born in Alessandria, on June 16, 1942. Mr. Saviotti has been Director of Telecom Italia since November 7, 2001. Mr. Saviotti began his career in Banca

Commerciale Italiana where he became Executive Officer and General Manager of many branches and in 1997 became General Director and in 1998 CEO and Director of the Bank. At present he is General Manager of Banca Intesa S.p.A., responsible for the credit area and he is also Director of Stefanel S.p.A., TOD’S S.p.A., Danieli S.p.A., and of Linificio and Canapificio Nazionale S.p.A., Istituto Europeo di Oncologia Milano.

Roberto Ulissi:    Roberto Ulissi was born in Rome on August 20, 1962. Mr. Ulissi has been Director of Telecom Italia since June 12, 2001. Mr. Ulissi is General Manager, Head of the Directorate IV of the Department of the Treasury of the Ministry of Economy and Finance (Responsible for Banking Financial Markets and Legal Affairs) and Contract professor of Banking Law at the faculty of Economics University of Cassino, Director of F.S. S.p.A., of Fincantieri S.p.A., of MEFOP S.p.A. and alternate member of the Board of Auditors of ENEL S.p.A., Member of the Banking Advisory Committee of the Financial Services Committee and alternate member of the European Securities Committee of the EU. Mr. Ulissi is and has been a member of several other governmental and ministerial committees.

Executive Officers

For the biographical data of Mr. Ruggiero please see above under “––Directors”.

Arrigo Andreoni:    Mr. Andreoni was born in Casorate Primo, near Pavia, Italy, on February 5, 1944. On January 15, 2002, Mr. Andreoni was appointed Head of Information Technology Group in Telecom Italia. Since November 21, 2001 he is Chairman and CEO of I.T. Telecom. Mr. Andreoni began his career in 1969 at the Montedison group, where he worked until 1993 in a number of positions at different group companies. Until 1972, he worked at Montedison´s Information Systems unit. In 1973, he transferred to software house Datamont, where he remained until 1981, gaining a number of promotions in his specific field, particularly industrial automation and technical applications. From 1981 to 1983, he worked at the Group´s Tecnimont engineering company as EDP manager, before being appointed Director of Information Technology Europe at Himont, a joint venture between Montedison and Hercules. Mr. Andreoni joined the Pirelli group in 1993 as IT Coordinator for the tyres business. In 1994, he was appointed Manager of Information Technology Worldwide. From 1994, he served as General Manager of Pirelli Informatica, of which he became CEO in 2001, a position he held until he joined the Telecom Italia Group, where from October 1, 2001 to January 14, 2002 he was Head of I.S. and Technology. Mr. Andreoni is currently a member of the Board of Directors of the following affiliates of Telecom Italia S.p.A. (with the offices hereinafter expressly specified): EPIClink S.p.A. (Director), Finsiel S.p.A. (Director), Netikos S.p.A. (Chairman), TeleAp S.p.A. (Chairman), Telecom Italia Learning Services S.p.A. (Director), Webegg S.p.A. (Chairman).

Gustavo Emanuele Bracco:    Mr. Bracco was born in Turin, Italy, on May 18, 1948. On October 1, 2001, he became Head of Telecom Italia Group Human Resources. Mr. Bracco began his career at Fiat in 1972, working for the Trade Union Relations Central Management. In 1976, he was appointed Personnel Manager at the Mirafiori factory. In 1977, he transferred to Toro Assicurazioni as Head of Industrial Relations and Labour Disputes, under the aegis of Central Personnel Management. He joined the Turin Industrial Union in 1979, where he worked until 1982, initially at the Research Office before moving to the Trade Union Service, where he rose through the ranks to the position of Head. Between 1983 and 1987, he worked at Cinzano, Saiag and Carello, with responsibility for Personnel and External Relations. In 1988, he returned to the Fiat group as Head of Personnel and Organization at the Engine Control Division. He took on the same role at CEAC in 1991 and at Fidis in 1994. He was appointed Head of Group Trade Union Relations in 1996. In 1998, Mr. Bracco went to work in London for New Holland as Head of Personnel and Organization, a position he subsequently filled in Chicago for Case-New Holland. He joined Pirelli in December 2000 as Group Head of Human Resources.

Francesco Umile Chiappetta:    Mr. Chiappetta was born in Rome, Italy, on September 13, 1960. Mr. Chiappetta was appointed Telecom Italia S.p.A. General Counsel on August 1, 2002. He is also the Secretary to the Telecom Italia Board of Directors. Mr. Chiappetta began his career in 1983 at Consob, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian corporations, with responsibility for company law and capital market. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2002 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he is also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe).

Paolo Dal Pino:    Mr. Dal Pino was born in Milan, Italy, on June 26, 1962. Mr. Dal Pino became CEO of Seat Pagine Gialle in July 2001. Since October 1, 2001 he has been in charge of the Telecom Italia Group Internet & Media Business Unit. He began his career in 1986 at the Fininvest group as assistant to the Fininvest S.p.A. Planning and Control Manager. He moved in 1987 to the Mondadori S.p.A. group to take up the same post. In 1988, he was promoted to Administration, Finance and Control Manager at the Verkerke group, headquartered in Holland, where he worked until 1990. In 1990 he joined the Espresso group, where he was promoted through the ranks until he left the company in 2001. In 1990, he worked as Controller for “Editoriale La Repubblica” and in 1995, he became Administration, Finance and Control Manager; he was Managing Director and founder of Kataweb S.p.A., the Group Internet business holding company, and General Manager of the “Divisione Repubblica”, as well as a member of the Board. He has sat on the board of many Espresso group companies, including Manzoni and Finegil. In addition, he was a member of the ANSA Executive Committee. Mr. Dal Pino joined the Telecom Italia Group as CEO of Seat Pagine Gialle in July 2001. He is currently an Alumni member of the Council for US/Italy Relations, as well as a member of the Bocconi University Advisor Program.

Marco De Benedetti:    Mr. De Benedetti was born in Turin on September 9, 1962. On July 2, 1999 he was appointed TIM Chief Executive Officer. Mr. De Benedetti began his career with the marketing department of Procter & Gamble. From 1987 to 1989, he worked in Merger and Acquisitions for Wasserstein, Perella & Co., a New York merchant bank. He joined Olivetti in 1990 as assistant to Chief Executive Officer of Olivetti System & Networks. He was later promoted to Marketing and Services Manager. In December 1992, he was appointed General Manager of Olivetti Portugal. In September 1994, he became Chief Executive Officer of Olivetti Telemedia, subsequently also taking on the chairman’s role. In October 1996, he was named Chairman of Infostrada. In 1997, he was appointed company Chief Executive Officer. Since March 1998 he has served as Olivetti Group Central Manager for Telecommunications Strategies. Mr. De Benedetti is also Chairman of TIM Brasil S.A., Deputy Chairman of Is-TIM Telekomunikasyon Hizmetleri A.S., Director of TIM International N.V., Telecom Italia America Latina S.A. and also director of Cofide S.p.A..

Enrico Parazzini:    Mr. Parazzini was born in Milan, Italy, on March 18, 1944. He became Chief Financial Officer (CFO) of Telecom Italia Group on October 1, 2001. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. In 1970, he joined Honeywell Information Systems Italia. Over the next 20 years he was promoted through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986, and Chief Financial Officer from 1987 to 1990. In 1991, after Honeywell sold its business to the Bull group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took active part in the process of group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration, Group Purchasing and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr. Parazzini is currently a Board member of Seat Pagine Gialle, Finsiel, Italtel, Italtel Holding and Chairman of Telecom Italia International N.V.. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan.

Giuseppe Sala:    Mr. Sala was born in Milan, Italy, on May 28, 1958. Mr. Sala was appointed General Manager of the Wireline Business Unit of Telecom Italia on June 16, 2003. In 1994 he was appointed Head of Strategic Planning and Control of Pirelli’s Tyres Sector. In 1998, Mr. Sala became Managing Director of Italian Tyres Division Pirelli S.p.A., and in 2001 he filled the position of Senior Vice President Operations—Tyres Sector of Pirelli’s Group. From March 2002 until September 2002 Mr. Sala held the position of Chief Financial Officer of TIM S.p.A.. In October 2002 he was appointed Assistant to the Chairman of the Telecom Italia Group.

Germanio Spreafico:    Mr. Spreafico was born in Lecco, Italy, on September 20, 1952. He was appointed Head of Telecom Italia Group Purchasing on October 1, 2001. He began his career in 1977 at the Pirelli Financial Division, where he worked for 10 years, during which time he was promoted through various positions in domestic and international finance and ultimately took charge of Italian market financial operations. Subsequent to this he moved to the Cable sector, initially as Chief Financial Officer of the Italian company, before taking on the same role for the French company. In 1997, he became Chief Financial Officer of the Group Cable Industry Holding Company, where he also took on the position of Chief Purchasing Officer. At the present time, Mr. Spreafico is Vice Chairman of Pirelli Cavi & Sistemi S.p.A., the holding company for the Pirelli Group Cable division, of which he was Head of Administration and Control and, from February 2000, Head of Purchasing.

Giuseppe Nino Tronchetti Provera:    Mr. Tronchetti Provera was born in Rome, Italy, on April 3, 1968. He has been head of the Information Technology Market Business Unit of the Telecom Italia Group since January 15, 2002. Mr. Tronchetti Provera began his career at McKinsey & Company, where for five years he worked as a Senior Management Consultant at a number of offices across Europe, working in industries such as air transport, energy, mobile telephony, steel, television media and insurance. In 1997, he founded Cam Tecnologie, of which he is CEO. The company develops technologies and products for the Energy Industry and the Environment. He is also Director of Camfin S.p.A.. Since 1999, he has served as Vice Chairman of the Kyoto Club. He sits on the boards of Malgara Chiari & Forti S.p.A., Medio Credito Centrale S.p.A., and FSB S.p.A.. He is currently Board member of Banksiel, Finsiel, Insiel. President of the ICT and Media District in Rome.

Employees

At December 31, 2002 the Telecom Italia Group employed 101,713 persons, a decrease of 8,243 employees compared to 109,956 at December 31, 2001. The reduction of 8,243 units is due to the effect of the change in the scope of consolidation (-2,883 units) and to personnel turnover (-5,360 units). The disposals of: 9Telecom Group (-1,003 units), Satellite Services (-1,168 units), Sogei and Consiel (-1,538 units) and the acquisitions of BLU (+618), Webegg group (+719) are the main components of the change in scope of consolidation. The turnover consists of 12,567 outgoings and 7,207 hiring.

On January 1, 2000, the “Fondo di previdenza per il personale addetto ai pubblici servizi di telefonia” (FPT) or Telephone Employees Pension Fund was abolished pursuant to the provisions of art. 41 of Law No. 488 of December 23, 1999 (the 2000 Finance Bill). From that date, those holding positions in this fund are registered in the obligatory general insurance fund, with separate accounting in the “Employees Pension Fund”, and the rules of the abolished fund continue to be applied. For the additional financial requirements necessary pursuant to specific FPT rules, an extraordinary contribution to INPS was required for the three years 2000-2002, amounting to approximately €77.5 million for each year to be charged to the companies which have employees registered in the abolished fund. The Telecom Italia Group’s contribution was charged on an accrual basis over the three year period.

Approximately 2% of the Telecom Italia Group’s employees held executive positions at December 31, 2002.

The Telecom Italia Group employees in Italy are represented by two categories of national unions, one for managerial staff and one for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at national level between the national employers’ associations and the workers’ unions and, for medium and large companies, also at company level. Renewals of collectively negotiated contracts are subject to certain general guidelines agreed between the Italian Government and trade unions generally including that salary increases negotiated at national level may not exceed agreed upon inflation rates. Individual companies may enter into additional collective contracts based on, and following, the guidelines set out by the national collective agreements.

Employment contracts for managerial staff are ruled by a national collective agreement that will expire in December 2003. Its compensation clauses were renewed in March 2003.

The compensation clauses of the national collective agreement for non-managerial staff expired in December 2002, the remainder of the agreement will expire in December 2004.

The Telecom Italia Group personnel are covered by the general social security system for health care and pension. Telecom Italia Group employees may elect to be covered by additional health care and pension plans. So far approximately 65,000 Telecom Italia Group employees (70% of the employees entitled) adhered to the pension fund for telecommunications workers (“Telemaco”).

During 2002 the Telecom Italia Group performed activities regarding Internal Communication (more then 75% of group companies are linked to the Group Intranet ) and Training (2 millions hours for Italian personnel especially related to specific Business Oriented Training, Economics and Managerial Training).

The following table represents the personnel of the Telecom Italia Group at December 31, 2002 broken down by geographical areas and function:

	Manager	Professional	White-collar	Blue-collar	Total
Italy	1,865	4,882	70,783	6,011	83,541
Rest of Europe	116	482	4,655	74	5,327
North America	18	35	285	2	340
South America	164	852	11,351	43	12,410
Asia	3	17	75	—	95

Telecom Italia Group Total	2,166	6,268	87,149	6,130	101,713

The following table represents the personnel of the Telecom Italia Group at December 31, 2002 by Business Unit:

	Number of employees at end of period
	2002	2001
Domestic Wireline	53,682	57,895
Mobile	18,702	16,721
South America(1)	5,461	5,746
Internet & Media	7,715	9,264
IT Market	4,493	6,441
IT Group	7,327	6,844
Other Activities	4,333	7,045

Consolidated Total	101,713	109,956

(1)	The data refers to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the Business Segment South America of Telecom Italia.

COMPENSATION OF DIRECTORS AND OFFICERS

The total compensation paid or still due by Telecom Italia or by any of the Telecom Italia group subsidiaries in 2002 to (i) the members of the Board of Directors was €10,084 thousand, of which €2,116 thousand was due to the members of the Board of Directors who resigned in 2002; (ii) the executive officers was €14,186 thousand; and (iii) the members of the Board of Statutory Auditors was €748 thousand.

The following table lists the Directors and the Board of Statutory Auditors of Telecom Italia during 2002 and their respective compensation as of December 31, 2002. The compensation relates only to the period of 2002 in which they served as set forth below.

Board of Directors

Name	Position	Period	Compensation Base	Bonus	Non Cash benefits	Other Compensation
(thousands of Euro)
Marco Tronchetti Provera	Chairman	Jan 1, 2002 - Dec. 31, 2002	1,756(1)	1,200(2)

Gilberto Benetton	Deputy Chairman	Jan 1, 2002 - Dec. 31, 2002	103			13(3)

Carlo Orazio Buora	Managing Director	Jan 1, 2002 - Dec. 31, 2002	2,066(1)	1,200(2)		80(4)

Riccardo Ruggiero	Managing Director	Sep 5, 2002 - Dec 31,2002	71(1)			5(5)

	General Manager	May 7, 2002 -Dec 31, 2002		1,201	178	646(6)

Enrico Bondi	Managing Director	Jan 1, 2002 - Sep 5, 2002	1,406(1)	650		118(7)

Umberto Colombo	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Francesco Denozza	Director	Jan 1, 2002 - Dec. 31, 2002	103

Luigi Fausti	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Guido Ferrarini	Director	Jan 1, 2002 - Dec. 31, 2002	155(9)

Paolo Grandi	Director	Jan 1, 2002 - Jul 25, 2002	60(10)

Natalino Irti	Director	Jan 1, 2002 - Dec. 31, 2002	155(9)

Gianni Mion	Director	Jan 1, 2002 - Dec. 31, 2002	103(11)			183(12)

Pietro Modiano	Director	July 26, 2002 - Dec 31, 2002	34(13)

Massimo Moratti	Director	Jan 1, 2002 - Dec. 31, 2002	103

Carlo Alessandro Puri Negri	Director	Jan 1, 2002 - Dec. 31, 2002	103

Pier Francesco Saviotti	Director	Jan 1, 2002 - Dec. 31, 2002	155(8)

Roberto Ulissi	Director	Jan 1, 2002 - Dec. 31, 2002	155(14)

(1)	The amount includes the remuneration ex art. 2389, section 2, of the Italian Civil Code.
(2)	The amounts with respect to year 2002 was voted by the Board of Directors on March 11, 2003 and will be paid in 2003.
(3)	Remuneration for the post of director in the subsidiary SEAT Pagine Gialle.
(4)	Remuneration for the post of Chairman and Deputy Chairman in the subsidiary TIM not received but paid over to Telecom Italia.
(5)	Remuneration as Director of the subsidiary holding Banca della Rete not received but paid over to Telecom Italia.
(6)	Compensation for employment.
(7)	Remuneration for the post of Chairman of subsidiaries TIM, Telespazio, Seat Pagine Gialle and Stream not received but paid over to Telecom Italia.
(8)	The amount includes the remuneration paid as a member of the compensation Committee.
(9)	The amount includes the remuneration paid as a member of the Audit and Corporate Governance Committee.
(10)	Remuneration not received but paid over to Banca Intesa BCI.
(11)	Remuneration not received but paid over to Edizione Holding.
(12)	Remuneration for the posts of Director and Committee member in SEAT Pagine Gialle and Director and Deputy Chairman in TIM not received but paid over to Edizione Holding.
(13)	Remuneration not received but paid over to Unicredito.
(14)	The amount includes the remuneration paid as a member of the Audit and Corporate Governance Committee paid over by the person to the Administration Fund of the entity for which he works.

All of the executive officers contracts (with the exception of those of Messrs. Marco Tronchetti Provera, Carlo Orazio Buora, Riccardo Ruggiero and Giuseppe Nino Tronchetti Provera) contain the following clauses:

•	if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance providing for between 2 and 4 years of salary plus, in certain cases, a lump sum corresponding to the average of bonus compensation received in the 3 years (or shorter period) preceding his termination; and

•	if the executive officer terminates the work relationship for good cause determined by a change reducing the responsibilities and tasks assigned to the executive officer, then such executive officer will be entitled to an amount corresponding to 50% of the amount as calculated above.

The following table lists the stock options held by Mr. Riccardo Ruggiero as General Manager of Telecom Italia. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for a General Managers. The compensation in the form of stock options for Mr. Ruggiero was disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2002. See also below “—Options to Purchase Securities from Registrant”.

		Options existing at 1/1/2002			New options granted during the year			Options exercised during the year			Options expired during the year	Options existing at 12/31/2002
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+ 4-7-10	(12)	(13)
First and last name	Post held	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Market average price at exercise	No. options	No. options	Exercise average price	Average expiration date
Riccardo Ruggiero	M.D.	750,000	10.488	2007	—	—	—	—	—	—	—	750,000	10.488	2007
	G.M.	750,000	10.488	2008	—	—	—	—	—	—	—	750,000	10.488	2008
		—	—	—	150,000	9.203	2008	—	—	—	—	150,000	9.203	2008
		—	—	—	150,000	9.203	2009	—	—	—	—	150,000	9.203	2009
		—	—	—	200,000	9.203	2010	—	—	—	—	200,000	9.203	2010

Board of Statutory Auditors

Name	Position	Period	Compensation Base		Bonus	Non Cash benefits	Other Compensation
			(thousands of Euro)
Paolo GERMANI	Chairman	Jan. 1, 2002 -Dec. 31, 2002	155	(1)
Mario BOIDI	Acting Auditor	Jan. 1, 2002 -Dec. 31, 2002	116
Paolo GOLIA	Acting Auditor	Jan. 1, 2002 -Dec. 31, 2002	116
Fabrizio QUARTA	Acting Auditor	Jan. 1, 2002 - Dec. 31, 2002	116
Gianfranco ZANDA	Acting Auditor	Jan. 1, 2002 - Dec. 31, 2002	116				129	(2)

(1)	Remuneration for the post not received by the person but paid over to the Administration Fund of the entity for which he works.
(2)	Remuneration for the post of chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting Statutory Auditor in the subsidiaries Finsiel, IMMSI, Telespazio and TIM. Telespazio and IMMSI were sold in November 2002.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

During 2002, two Stock Option Plans were adopted by the Board of Directors: the first (the “2002 Top Plan”) involves the top management executives, the second (the “2002 Plan”) involves the executives.

In February 2002, the “2002 Top Plan” was targeted at the sixteen top management executives through the grant of 11,800,000 options, that granted a right to subscribe to the same number of ordinary shares, to be issued pursuant to the mandate given to the board at the Extraordinary Shareholders’ Meeting of June 12, 2001.

The strike price, defined as the normal value of the share (equal to the arithmetic average of the official prices of the Shares on Telematico measured in the last month prior to the grant date), in accordance with current fiscal laws, is euro 9.203. The Plan is scheduled to last for three years.

Furthermore, the “2002 Plan” was launched for Telecom Italia Group management who already held options from the 2000 Stock Option Plan and other executives hired after July 27, 2001 (date of launch of 2001 Stock Option Plan). This plan was deemed necessary since, as a result of the general performance of the stock market during recent years, the 2000 Plan had lost its goals of providing management incentives and retention. Therefore, the new plan was based on the voluntary relinquishment of the 2000 Plan Options by executives still working for the Company.

The 2002 Plan, on December 31, 2002, involved 440 executives of the Telecom Italia Group of whom 398 had already taken part in the 2000 Plan of which, as described above, they voluntarily relinquished options.

The options were granted in March, August and October 2002. The strike price was defined as the normal value of the share (equal to the arithmetic average of the official prices of the Shares on Telematico measured in the last month previous to the grant date), in accordance with current fiscal rules. The weighted average price is equal to euro 9.606. The plan is scheduled to last for three years.

An English translation of the regulations relating to the 2002 Top Plan and of the 2002 Plan as approved by the Board of Directors are filed as exhibits. Please see “Item 19. Financial Statements and Exhibits”. The following table summarizes the key features of the Stock Option Plans in force in 2002:

	(Euro, except number of options)	Options existing at 1/1/2002	New options granted during the year	Options exercised during the year	Rights expired and not exercised during the year	Options expired during the year due to relinquishment	Options expired during the year due to termination of service/other reason	Options existing at 12/31/2002	Of which exercisable at 12/31/2002
1999 Plan	Number of options Exercise price Market price	9,846,650 6.79 9.713	— — —	1,375,150 6.79 9.325	— — —	— — —	— — —	8,471,500 6.79 7.202	8,471,500 6.79 —

2000 Plan	Number of options Exercise price Market price	50,570,000 13.815 9.713	— — —	— — —	— — —	29,820,000 13.815 9.837	150,000 13.815 8.062	20,600,000 13.815 7.202	10,699,996 13.815 —

2001 Plan	Number of options Exercise price Market price	66,320,000 10.488 9.713	— — —	— — —	— — —	— — —	2,032,500 10.488 8.163	64,287,500 10.488 7.202	32,560,000 10.488 —

2002 Plan	Number of options Average exercise price Market price	— — —	30,998,000 9.606 9.771	— — —	— — —	— — —	1,974,000 9.665 7.735	29,024,000 9.602 7.202	— — —

2002 Top Plan	Number of options Exercise price Market price	— — —	11,800,000 9.203 8.694	— — —	— — —	— — —	— — —	11,800,000 9.203 7.202	— — —

Plan	Exercise price (in Euro)	Number of options granted at December 31, 2002 and exercisable from					Total	Maximum period of options
		2001	2002	2003	2004	2005
1999	6.79	3,755,750	4,715,750	—	—	—	8,471,500	3 years beginning from each year

2000	13.815	5,349,998	5,349,998	9,900,004	—	—	20,600,000	5 years beginning from each year

2001	10.488	—	32,560,000	31,727,500	—	—	64,287,500	5 years beginning from each year

2002	9.665 7.952 7.721	— — —		8,395,200 252,000 60,000	8,395,200 252,000 60,000	11,193,600 336,000 80,000	27,984,000 840,000 200,000	5 years beginning from each year

2002 Top	9.203	—		3,540,000	3,540,000	4,720,000	11,800,000	5 years beginning from each year

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As a result of the Olivetti Offer and subsequent market purchases, Olivetti controls, as of June 16, 2003, 54.95% of the Shares of Telecom Italia. In 2001 Olimpia became the largest shareholder in Olivetti, (see “Item 4 Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”) with a stake of 28.7%.

Apart from the Merger (which will cancel Olivetti’s controlling shareholding), there are no arrangements known to the Company the operation of which may result in a change in control of the Company. See “Item 4. Information about the Telecom Italia Group—Recent Developments—Merger of Telecom Italia into Olivetti”.

The members of the Board of Directors who resigned in 2002 did not hold any Shares, Savings Shares, TIM Shares or SEAT Shares as of July 25, 2002 (Mr. Grandi) and as of September 5, 2002 (Mr. Bondi). The following table shows the ownership of Shares, Savings Shares, TIM shares and SEAT shares by certain members of the Board of Directors and the Board of Statutory Auditors as of December 31, 2002.

Name	Company	Number of shares held at end of prior year		Number of shares purchased	Number of shares sold	Number of shares held at the end of 2002
Board of Directors
Luigi Fausti	TIM ordinary shares	50,000	(1)			50,000
Natalino Irti	TIM ordinary shares	11,000	(1)		11,000
Pier Francesco Saviotti	TIM ordinary shares	10,000	(1)			10,000
Board of statutory auditors
Paolo Golia	Telecom Italia savings shares			4,309	4,309

(1)	Shares held from November 7, 2001, date of appointment to the Board of Directors.

As of June 9, 2003 no member of the Board of Directors or Board of Statutory Auditors beneficially owned more than 0.00331% of the Shares or Savings Shares.

The following table shows certain information, as of June 9, 2003, about the ownership of the Company’s Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Statutory Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Shares	Directors and executive officers as a group (15 Directors and 8 Executive Officers)	36,411	0.00069
	Board of Statutory Auditors as a group (5 persons)	18,000	0.00034
Savings Shares	Directors and executive officers as a group (15 Directors and 8 Executive Officers)	2,460	0.00012
	Board of Statutory Auditors as a group (5 persons)	68,000	0.00331

Continuing Relationship with the Treasury

Prior to the privatization of Telecom Italia in November 1997 (the “Privatization”), the Treasury owned 44.71% of the outstanding Shares and 0.62% of the outstanding Savings Shares. After completion of the Privatization, the Treasury continued to own 5.17% of the outstanding Shares and 0.62% of the outstanding Savings Shares of Telecom Italia. On December 9, 2002 the Treasury sold its entire stake held in Telecom Italia S.p.A. (approximately 3.5% of the ordinary share capital and approximately 0.7% of the savings share capital), through an offering to professional investors. The closing and settlement for the offering took place on December 12, 2002. Following closing, the Treasury no longer has a direct holding in Telecom Italia S.p.A..

As of the date of this Annual Report, the Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. See “Item 10. Additional Information—Description of Bylaws and Capital Stock—Capital Stock—Limitations on Voting and Shareholdings—Special Powers of the State”; for a brief description of such special powers. Also see “Item 6. Directors, Senior Management and Employees”. Following the issuance by the EU of a directive on

May 4, 1999, on February 11, 2000, the Italian Government issued a decree (the “Golden Share Decree”), on the exercise by the Italian Government of certain special powers with respect to privatized companies. Pursuant to the Golden Share Decree, the Italian Government can use its special powers to protect the vital interests of the State and respond to indispensable reasons of general interest, including public law and order, public security, public health and national defense. The Italian Government will exercise such special powers in compliance with the principles of Italian and European Community laws, and in any case in line with the objectives of the privatization process, and the protection of competition and the market and having regard for non-discrimination principles. Such powers must be suitable and proportional to achieving the indispensable objectives of general interest described above. The Golden Share Decree provides that the Italian Government may exercise its special powers to prevent acquisitions of shares of privatized companies if such acquisitions (i) are not transparent and would not ensure full disclosure with respect to controlling share ownerships of the companies whose shares are being acquired and the objectives and industrial plans proposed by the buyers of the target companies, (ii) compromise the liberalization and market competition or are not in line with the company’s privatization goals, or entails situations of conflict of interests which could compromise the company’s mission with respect to the objectives of public interest, (iii) entail objective risks of being affected by criminal organizations, or involve the company in unlawful activities, (iv) jeopardize conservation of the special powers of the State, or (v) represent a considerable risk of serious harm to the vital interests of the State described above, including the supply of essential raw materials and goods, the supply of essential public services and the security of related installations and networks and, further, the development of advanced technological sectors.

The aforementioned special powers granted to the Italian Government by the Company’s Bylaws must be exercised according to the terms and in compliance with the principles provided for by the Golden Share Decree.

Following the meeting of its Board of Directors on March 11, 2003, Telecom Italia requested that the Minister for Economy and Finance indicate whether he intended to exercise the powers in question (with specific reference to the veto power on merger resolutions). The Minister informed Telecom Italia that he did not deem that the conditions for the exercise of its veto powers were met. Subsequently, on May 22, 2003, a Decree by the same Minister, in agreement with the Minister for Productive Activities, stated the exact wording of the clause of New Telecom Italia’s bylaws, with reference to the special powers: in particular, the decree maintained the power of assenting to the acquisition of major shareholdings in the company’s voting capital and the power of veto as currently provided for in Telecom Italia’s bylaws. On the other hand the power of assenting to major shareholders’ agreements and the power of appointment of one Director and one Statutory Auditor were relinquished.

RELATED-PARTY TRANSACTIONS

The Telecom Italia Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Telecom Italia Group’s unconsolidated subsidiaries and affiliated companies as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Telecom Italia Group are excluded as they are eliminated on consolidation. All such transactions are within the Telecom Italia Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

For purposes of comparison, the 2002 and 2001 related party transactions reflected in the statement of operations are also compared to the 2000 pro forma amounts to give effect to the consolidation of the Nortel Inversora group (Nortel Inversora and the controlled Telecom Argentina group) using the equity method instead of the proportional consolidation method.

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2000, 2001 and 2002, respectively:

Related party transactions in the year ended December 31,
	2000		2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Operating revenues	€919 million in 2000 pro forma, €837 million in 2000	Refers to: Nortel Inversora group (€163 million in 2000 pro forma, €81 million in 2000), Teleleasing (€113 million), Auna group (€57 million), Stream (€102 million), Lottomatica (€58 million) and SEAT (€211 million)	€881 million	Refers to: Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Stream (€55 million) and Lottomatica (€53 million)	€302 million	Refers to: Teleleasing (€105 million), Brasil Telecom (€48 million), Stream (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

Cost of materials and other external charges	€377 million	Refers to: rent payable to IM.SER (€23 million); TLC service costs from Etec S.A. Cuba (€24 million) and Entel Chile group (€40 million); cost of materials and other external charges from Siemens Informatica (€80 million), SEAT (€61 million) and Teleleasing (€59 million).	€586 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); TLC service costs from Etec S.A. Cuba (€79 million)	€469 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from Etec S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

Related party transactions in the year ended December 31,
	2000		2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Other income, net	€19 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€25 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€9 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.

Financial income and expense, net	Positive for €54 million	Refers to: interest expense payable to Teleleasing (€31 million) for financial leasing transactions and dividends received from the Eutelsat satellite consortium (€64 million).	Negative for €8 million	Refers to: accrued interest income on loans made to certain foreign unconsolidated subsidiaries and affiliated companies (€22 million); interest expense payable to Teleleasing (€30 million) for financial leasing transactions	Expense for €20 million	Includes: accrued interest income on loans made to certain subsidiaries and affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million); interest on the payable by TI Finance to Olivetti Finance NV (€11 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2001:

Related party transactions as of December 31,
	2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Loans in long-term investments	€119 million	Refers mainly to loans granted to Bouygues Décaux Télécom (BDT) (€108 million) and other foreign unconsolidated subsidiaries and affiliated companies.	€440 million	Refers mainly to medium/long term loans made to Is TIM (€313 million), Tiglio I (€54 million), Telegono (€34 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€430 million	Comprises mainly receivables from Auna group (€90 million), Stream (€82 million), Telekom Srbija (€56 million net of provision), Nortel Inversora group (€21 million net of provision) and Teleleasing (€18 million).	€221 million	Comprises mainly receivables from Stream (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million).

Related party transactions as of December 31,
	2001		2002
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Trade accounts payable and other current liabilities	€485 million	Pertains mainly to supplier relationships connected with investments and transactions. In particular, they comprise trade accounts payable to Italtel group (€173 million), Siemens Informatica (€51 million), Teleleasing (€42 million) and advances from Consorzio Telcal (€85 million).	€697 million	They refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (€296 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million).

Long-term and short-term debt	€1,170 million	They refer mainly to payables for finance leases to Teleleasing (€522 million) and a payable by TI Finance from Olivetti Finance N.V. (€600 million).	€406 million	They refer mainly to payables for finance leases to Teleleasing (€393 million).

Short-term financial receivables	€213 million	They refer mainly to short-term loans receivable from Stream (€122 million), Is TIM (€29 million), Telekom Srbija (€23 million) .	€35 million	They comprise short-term loans made to TMI group companies (€14 million) and Golden Lines (€10 million net of provisions).

Long and short-term contracts	€116 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (€110 million).	€110 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€1,261 million	They include sureties given on behalf of the Auna group (€510 million), Is TIM (€228 million), Stream (€86 million), as well as collateral given on behalf of Is TIM (€147 million).	€908 million	They comprise sureties provided on behalf of Is TIM (€537 million), Consorzio Csia (€85 million) and Stream (€72 million) as well as collateral on behalf of Is TIM (€110 million).

Capital expenditures	€665 million	They mainly consist of acquisitions telephone exchanges from the Italtel group (€567 million) and information and computer projects from Siemens Informatica (€31 million).	€455 million	They mainly consist of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Webegg (€14 million) and Siemens Informatica (€19 million).

Moreover, related party transactions as of December 31, 2002 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€17 million	They refer to commitments with Teleleasing under operating leases.

Acquisition of investments	€58 million	They refer to the acquisition of the 50% of Webegg from Olivetti.

Disposal of investments	€690 million	They refer to the disposal of the 25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria.

Contribution and sale of business segments	€219 million	They refer to gains realized on the concentration of real estate assets in Tiglio I (€159 million) and the contribution of the “asset management” business segment to Tiglio II (€60 million).

Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also comprise those between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	These mainly refer to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million).

Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned telephone services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million).

Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million).

Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group.

Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million).
	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica.

Disposal of business segments	€15 million	Gain on the sale of non-facility business segments to Pirelli Real Estate.

Moreover in 2002, telephone cards with an approximate value of €20 million, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also include those effected by the Telecom Italia Group with the Pirelli group, including:

•	Operating revenues: mainly refers to telephone services (€6.9 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2001:

•	Trade accounts receivables and others: mainly refers to the above-mentioned telephone services (€0.6 million);

•	Trade accounts payable and others: mainly pertain to the supply contracts connected with supplier relationships (€6.4 million); and

•	Capital expenditures: mainly consist of purchases of telecommunications cables (€21.5 million).

The following related party transactions are reflected in the statement of operations for the three months ended March 31, 2003:

Related party transactions for the three months ended March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Operating revenues	€36 million	Refers to: Teleleasing (€16 million), Stream (€3 million), Telecom Argentina (€3 million) and Telekom Srbija (€2 million).

Cost of materials and other external charges	€103 million	Refers mainly to: rent payable to Tiglio I (€20 million) and Tiglio II (€6 million); TLC service costs from Etec S.A. Cuba (€36 million); maintenance and servicing costs from Italtel (€12 million).

Other income, net	€1 million	Refers mainly to cost recoveries for personnel on loan to certain subsidiaries and affiliates.

Financial income and expense, net	Positive for €1 million	Refers to: accrued interest income on loans made to certain subsidiaries and affiliates (€6 million); interest expense payable to Teleleasing for financial leasing transactions (€5 million).

The following related party transactions are reflected on the balance sheet as of March 31, 2003:

Related party transactions as of March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Loans under long-term investments	€428 million	Refers mainly to medium/long-term loans made to Is TIM (€302 million), Tiglio I (€54 million), Telegono (€24 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€200 million	Mainly refers to receivables from Stream (€66 million), Telekom Srbija (€22 million net of provisions), Teleleasing (€23 million) and Consorzio Telcal (€11 million).

Trade accounts payable and other current liabilities	€903 million	Refers to payables to Olivetti for the settlement of Group V.A.T. and receivables from the tax authorities transferred (€571 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel group (€84 million), Siemens Informatica (€40 million), Teleleasing (€13 million) and advances from Consorzio Telcal (€103 million).

Related party transactions as of March 31, 2003
Items	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Long-term and short-term debt	€45 million	Refers mainly to payables for finance leases to Teleleasing (€29 million).

Short-term financial receivables	€37 million	Refers to short-term loans made to TI Sparkle group companies (€14 million) and Golden Lines (€8 million net of provisions).

Long and short-term contracts	€110 million	Refers mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€947 million	Comprise sureties provided on behalf of Is TIM (€617 million), Corsorzio Csia (€85 million), Stream (€49 million) as well as collateral on behalf of Is TIM (€102 Million).

Capital expenditure	€46 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€30 million) and computer projects from Siemens Informatica (€4 million).

Purchases and sales commitments	€12 million	Refers to commitments with Teleleasing under operating leases.

In the first quarter 2003, the buildings leased from Teleleasing under financial leasing contracts, recorded in the consolidated fixed assets, were purchased.

Pirelli Group and Edizione Holding Group

In the first quarter of 2003, the related party transactions, excluding transactions among group companies, also comprise those by the Telecom Italia Group with the Pirelli Group and the Edizione Holding Group. These transactions include:

Items	In the aggregate	Nature of the transaction
Operating revenues	€9 million	Mainly refers to computer services and the supply of energy services to the Pirelli group (€7 million) and telephone services to the Pirelli group (€1 million) and the Edizione Holding group (€1 million).

Cost of materials and other external charges	€12 million	Refers to planning and servicing expenditures to the Pirelli group.

Trade accounts receivables and other current assets	€9 million	Mainly refers to the above-mentioned telephone services rendered to the Pirelli group (€8 million) and the Edizione Holding group (€1 million).

Trade accounts payable and other current liabilities	€24 million	Mainly refers to supply contracts connected with investment activities from Pirelli group (€23 million) and the Edizione Holding group (€1 million).

Capital expenditure	€6 million	Mainly refers to purchase of telecommunications cables from the Pirelli group.

In the first quarter of 2003, TIM sold telephone cards for resale to the public to Autogrill S.p.A. (Edizione Holding Group), for an equivalent amount of about €7 million;

Telecom Italia has a commitment to acquire a further 5% interest in EPIClink from Pirelli S.p.A. for a total of €3 million.

In addition, subsequent to March 31, 2003, certain companies of the Telecom Italia Group have entered into agreements with related parties into the ordinary course of business.

Item 8.    FINANCIAL INFORMATION

Historical Financial Statements

See Items 18 and 19 for a list of financial statements and other financial information filed with this report.

The following pro forma financial information has been provided by our parent company Olivetti as detailed in the following sections.

Condensed Consolidated Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Financial Information of New Telecom Italia

The following pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 was prepared on the basis that the Merger occurred on January 1, 2002. The pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 was prepared on the basis that the Merger occurred on December 31, 2002.

The pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2002 and the pro forma unaudited condensed consolidated balance sheet as of December 31, 2002 also give effect to the proposed spin-off of Directories, Directory Assistance and Business Information businesses of SEAT (collectively referred to as “New SEAT”) and the sale of Telecom Italia’s stake in New SEAT, announced on June 11, 2003, as if such transactions had occurred on January 1, 2002 for statement of operations purposes and as of December 31, 2002 for balance sheet purposes.

The pro forma information is intended to give a better understanding of the impact the Merger and the proposed spin-off and announced sale of New SEAT will have on the financial statements of New Telecom Italia when the Merger is completed. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated financial statements were prepared by combining certain historical amounts of each company. These amounts were then adjusted based on Olivetti’s assessment of the likely outcome of certain events. The notes to the unaudited pro forma condensed consolidated financial statements describe the adjustments made to the pro forma condensed consolidated financial statements to illustrate the pro forma effects of the Merger and the proposed spin-off and announced sale of New SEAT.

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the effects of:

i)	the Merger between the Telecom Italia Group and Olivetti, the parent company and controlling shareholder of Telecom Italia;

ii)	the assumption of Olivetti’s debt together with the incurrence of an additional debt of €9 billion that will be used to finance the required withdrawal right of Olivetti shareholders (€11 million) and the voluntary partial cash tender offers extended to the Telecom Italia Group holders of Shares and Savings Shares for the residual amount, of the additional debt, assuming the tender offers are fully subscribed. The actual level of the additional debt will depend on the final results of the partial cash tender offers; and

iii)	the proposed spin-off and announced sale of New SEAT;

on the historical operating results and financial position of the Telecom Italia Group for the year ended December 31, 2002 and at December 31, 2002.

Olivetti, as the surviving company in the Merger, will account for the proposed Merger using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The unaudited pro forma condensed consolidated statement of operations includes such adjustments as are necessary to give effect to events directly attributable to the Merger, which are expected to have a continuing impact and are factually supportable. The pro forma allocations of the purchase price in the Merger have been reflected between identifiable intangible assets and goodwill applying the ratio deriving from the allocation that had been made in connection with the acquisition of the controlling interest in Telecom Italia by Olivetti in 1999. The purchase price allocation is subject to a complete fair value assessment and has therefore not been finalized due to the recent approval of the Merger transaction. Differences between the amounts included herein and the final allocations could be material.

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

•	The financial statements of Olivetti, with Telecom Italian consolidated, on a U.S. GAAP basis.

•	The proposed spin-off of New SEAT. The pro forma gives effect to the deconsolidation of the revenues, expenses, assets and liabilities of the spun-off entity and to the gross proceeds of approximately €3 billion to the Group deriving from the abovementioned sale. The gross proceeds include amounts attributable to the disposal of the New SEAT ordinary shares to be acquired by Telecom Italia through the expected early exercise of the SEAT put option.

•	The effect of borrowing up to €9 billion in additional debt to finance the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers by Olivetti for the Shares and the Savings Shares. For purposes of these pro-formas we have assumed that the tender offers are fully subscribed and the full amount is borrowed. The actual borrowed amount will depend, as described above, on the result of such tender offers. The newly merged company will assume this debt.

•	The estimated effect of the proposed partial cash tender offers for the Shares and the Savings Shares. The effects of the tender offers have been estimated based on the assumption that the maximum number of Shares and Savings Shares are tendered to Olivetti in the respective offers. The tender offer price for each of the Share offer and the Savings Share offer has been fixed based on the weighted average, plus a premium of 20%, of the official stock exchange prices of the Telecom Italia Shares and Savings Shares from March 12, 2003 to May 26, 2003, the day of the second call of Olivetti’s extraordinary shareholders’ meeting. This price has recently been fixed at €8.01 per Share and €4.82 per Savings Share. The tender offers are being made for 17.3% of each class, which represents approximately 908.9 million Shares and 354.6 million Savings Shares. The funding for the buy-back will come from the €9 billion discussed above.

•	The estimated impact of the Merger based on the agreed “natural” exchange ratio of 7 Olivetti Shares for each Telecom Italia Share and 7 Olivetti Savings Shares for each Telecom Italia Savings Share still held by third parties after the tender offer has been completed. Based on the estimates of Olivetti management, after taking into account the expected usage of the €9 billion borrowing for the Olivetti withdrawal right and the partial cash tender offers to holders of Telecom Italia Shares and Savings Shares, approximately 10,193 million Shares and 11,510 million Savings Shares will be held by third parties as a result of the Merger. The accompanying pro forma presentation uses the market share price of Olivetti’s stock as of two days before and two days after the announcement of the transaction on March 12, 2002 as the basis to estimate the fair value of the exchange offer for the Shares. Since Olivetti at the time of the announcement did not have savings shares, in order to estimate the fair value of the exchange with respect to the Savings Shares, the market share price of Savings Shares as of two days before and two days after the announcement of the transaction on March 12, 2002 has been used as the basis to estimate the fair value of the exchange offer for the Savings Shares.

•	The effects of the conversion of the Olivetti 1.5% 2001 – 2004 and Olivetti 1.5% 2001 – 2010 convertible bonds that had been converted for a total amount of €7 million by April 15, 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

•	The Telecom Italia dividend distribution to minority interest of approximately €794 million, approved at the shareholders’ meeting called to approve the Merger plan.

•	As regards the financing of the withdrawals by Olivetti shareholders and, for the remaining availability of the line of credit, for the purchase of Shares and Savings Shares in the tender offers, the €9 billion granted for that purpose and the related cost included in the pro forma statement of operations at an interest rate of 4.1%, with consideration given to the three tranches in which it will be disbursed.

•	The financing costs incurred in obtaining the line of credit to pay for the Olivetti withdrawals right and the purchase of Shares and Savings Shares in the voluntary partial cash tender offers of €90 million. This amount has been capitalized and amortized over the life of the debt, which is two years.

•	The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to €110 million have been included in the purchase price and short-term borrowings.

•	The reversal of the tax effect of €2,400 million of the write-down of the investment in Telecom Italia included in Olivetti’s statement of operations, since it was made only for tax purposes and in view of the fact that the write-down would not have been made on the assumption that the Merger was effective from January 1, 2002 and the tax effects of the pro forma adjustments reported in the statement of operations.

•	The elimination of the minority interest on the US GAAP result for the year 2002 of Telecom Italia consolidated by Olivetti.

The pro forma presentation indicates that the total additional goodwill from the Merger is approximately €17.3 billion. New Telecom Italia will adopt the requirements of SFAS 142 for goodwill and other indefinite lived intangibles. Therefore, no amortization has been reflected in the accompanying pro formas for the amount of the purchase price preliminarily allocated to goodwill and to intangibles with indefinite life.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the Telecom Italia Group or New Telecom Italia had the Merger in fact occurred on those dates nor of the results of operations or the financial position of the Telecom Italia Group or New Telecom Italia for any future period.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Statement Of Operations For The Year Ended December 31, 2002

		Pro-forma
			Adjustments
	Telecom Italia U.S. GAAP consolidated historical Year Ended December 31, 2002 (for comparative purposes only) (1)	Olivetti U.S. GAAP consolidated with Telecom Italia Year Ended December 31, 2002 (2)	Disposal of New SEAT (3)		Effect of additional borrowing (4)	Effect of Merger (5)	New Telecom Italia U.S. GAAP Pro forma Year Ended December 31, 2002 (2+3+4+5)
	(Millions of Euro, except per share and per ADS amounts)		Net assets disposed of (*)	Cash received and early exercise of put option			(Millions of Euro, except per share and per ADS amounts)
	(millions of Euro)
Total revenues	30,830	31,864	(1,379)				30,485

Cost of materials	(1,776)	(2,312)	96				(2,216)
Personnel costs	(4,570)	(4,771)	285				(4,486)
Depreciation and amortization	(5,147)	(5,731)	471			(291)	(5,551)
Impairments of goodwill	(3,444)	(3,444)	3,257				(187)
Other operating expenses, net	(11,043)	(11,321)	484				(10,837)

Total operating expenses	(25,980)	(27,579)	4,593			(291)	(23,277)

Operating income / (loss)	4,850	4,285	3,214			(291)	7,208

Financial income and (expense), net	(2,296)	(2,813)	58	135	(369)	(74)	(3,063)
Other income (expense), net	(1,197)	(1,572)	(6)				(1,578)

Income (loss) before income taxes	1,357	(100)	3,266	135	(369)	(365)	2,567
Income tax benefit (expense)	98	3,176	(122)			(2,136)	918
Minority interest	(627)	(1,120)	(13)			505	(628)

Net income (loss)	828	1,956	3,131	135	(369)	(1,996)	2,857

Net income per Share—Basic	(6) 0.1103	(7) 0.2266	—	—	—	—	(8) 0.0919
Net income per Share—Diluted	(6) 0.1103	(7) 0.2266	—	—	—	—	(8) 0.0919
Net income per Share ADS—Basic	(6) 1.1031	—	—	—	—	—	(8) 0.9199
Net income per Share ADS—Diluted	(6) 1.1031	—	—	—	—	—	(8) 0.9199

(*)	After elimination of infra group transactions.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2002

		Pro-forma
			Adjustments
	Telecom Italia U.S. GAAP consolidated historical As of December 31, 2002 (for comparative purposes only) (1)	Olivetti U.S. GAAP consolidated with Telecom Italia As of December 31, 2002 (2)	Disposal of New SEAT (3)		Effect of additional borrowing (4)	Effect of Merger (5)	New Telecom Italia U.S. GAAP Pro forma As of December 31, 2002 (2+3+4+5)
			Net assets disposed of (*)	Cash received and early exercise of put option
	(millions of Euro)
Assets:
Current assets	15,331	21,599	(756)	(153)			20,690
Fixed assets, net	21,277	21,503	(54)				21,449
Goodwill relating to Telecom Italia	—	24,106				17,346	41,452
Other intangible assets	18,384	17,064	(4,237)			2,012	14,839
Other long-term assets	5,830	8,639	(35)	(139)	8,989	(8,899)	8,555

Total assets	60,822	92,911	(5,082)	(292)	8,989	10,459	106,985

Liabilities and stockholders’ equity:
Current liabilities	17,773	18,599	(650)	(882)		988	18,055
Long-term debt	20,069	38,375	(433)	(2,417)	9,000		44,525
Reserves and other liabilities	8,287	11,340	(817)			770	11,293

Total liabilities	46,129	68,314	(1,900)	(3,299)	9,000	1,758	73,873
Minority interest	5,478	9,373	(3)			(6,367)	3,003
Stockholders’ equity	9,215	15,224	(3,179)	3,007	(11)	15,068	30,109

Total liabilities and stockholders’ equity	60,822	92,911	(5,082)	(292)	8,989	10,459	106,985

(*)	After elimination of infra group transactions. The amount reported in the line Stockholders’ Equity relates to the percentage of ownership of Telecom Italia in New SEAT.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Under U.S. GAAP, the combination of Telecom Italia and Olivetti will be accounted for under the purchase method of accounting for business combinations, with Olivetti treated as the acquiror. The total purchase consideration has been estimated based on several assumptions, including the estimated number of Shares and Savings Shares to be acquired by Olivetti from Telecom Italia shareholders in the respective tender offers and cancelled prior to the Merger becoming effective.

The preliminary announcement of the proposed merger of the two companies was made on March 12, 2003. On April 15, 2003 each of the Telecom Italia Board and the Olivetti Board approved the Merger and set the exchange ratio for the Merger. The terms of the agreement, including the “natural” exchange ratio of 7 Olivetti Shares for each Telecom Italia Share and 7 Olivetti Savings Shares for each Telecom Italia Savings Share were approved at the ordinary and extraordinary shareholders meeting of May 24, 2003 for Telecom Italia and May 26, 2003 for Olivetti. The Merger is expected to be completed in the first half of August 2003. Due to the fact that the Merger has not been completed yet, management has not had sufficient time to finalize its analysis of the purchase price allocation as of the date of the document. Therefore, the estimated consideration to be paid over the carrying value of Telecom Italia has been preliminarily reflected between identifiable intangible assets and goodwill as reported above in the accompanying pro formas. New Telecom Italia will use SFAS 142 in accounting for intangible assets with indefinite life and goodwill in the future, therefore no amounts have been amortized in the accompanying pro forma statement of operations for such assets and the amortization reported in the accompanying pro forma statement of operations relates only to intangible assets with lives between three to five years.

The accompanying pro formas are presented in the following manner:

1.	The consolidated Telecom Italia statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002 have been derived from the Telecom Italia U.S. GAAP consolidated financial statements included elsewhere herein, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP. These condensed consolidated statements are presented for comparative purposes only.

2.	The consolidated Olivetti statement of operations for the year ended December 31, 2002 and balance sheet dated as of December 31, 2002 have been provided to Telecom Italia by its controlling shareholder, Olivetti; Telecom Italia has not participated in the preparation of the Olivetti financial statements. Such statement of operations and balance sheet data have been derived from the Olivetti U.S. GAAP consolidated financial statements, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP. The financial statements of Olivetti include the consolidation of Telecom Italia on a U.S. GAAP basis.

3.	The adjustments in these columns are to give effect to the proposed spin-off from SEAT, the controlled Internet and Media subsidiary of Telecom Italia, of New SEAT and to the gross proceeds of approximately €3 billion from the sale of New SEAT based on the announcement of June 11, 2003 which, as described above, takes also into account the additional disposal of the New SEAT ordinary shares arising from the expected early exercise of the SEAT put option. These adjustments are derived from the carve-out U.S. GAAP financial statements of the affected SEAT businesses. The disposal of these businesses is occurring in two phases.

•	Phase one is a spin-off to the existing shareholders, including Telecom Italia, of shares in the New SEAT. This entity will be listed on the Italian stock exchange.

•	The second step is for Telecom Italia to sell the shares it will hold in New SEAT including, as described above, those arising from the expected early exercise of the SEAT put option. Pursuant to requirements of Italian Law, the purchasers of the New SEAT shares from Telecom Italia will be required to make the same offer to the remaining New SEAT shareholders.

These adjustments also include the pro forma effect of the fair value of the SEAT put option, expected to be exercised early, as of December 31, 2002 net of the previously deferred premium, for a total of €76 million, net of tax. Also included in equity is the preliminarily estimated loss on the closing of the New SEAT sale, estimated at approximately €96 million, net of tax.

4.	The effects in this column include the additional borrowing of €9 billion in order to finance the Olivetti withdrawal right and to finance the partial cash tender offers for Shares and Savings Shares that will be made based on the average market price, plus a premium of 20%, of €8.01 per Share and €4.82 per Savings Share. As indicated, the full amount will be borrowed if the tender offers for the Shares and Savings Shares are fully subscribed. To the extent that Olivetti acquires fewer Shares and/or Savings Shares in the tender offers it will borrow less under its term loan facility. For each €100 million less borrowed, interest expense would be reduced by approximately €4.1 million.

5.	The information included in this column has been provided to Telecom Italia by Olivetti. Telecom Italia has not participated in the preparation of the financial information relating to the purchase price allocation. This column gives effect to the estimated value of the completion of the Merger. Under U.S. GAAP, the average of the stock price for five days, two days before and two days after the announcement, are to be used to fair value the Olivetti shares exchanged. The average price of the Olivetti shares according to this approach was €0.8884.

The purchase price for the Merger is expected to be €24,051 million plus direct acquisition costs of €110 million. These amounts are included in the adjustments in column five. The total purchase price has been derived and allocated as follows:

(in millions of Euro)
Cash to be paid to existing Telecom Italia shareholders (a)	8,989
Value of Olivetti shares to be exchanged (a)	15,062
Direct acquisition costs	110

Total purchase price to be allocated	24,161

Carrying value of Telecom Italia on a U.S. GAAP basis	(5,573)
Preliminary allocation to identifiable intangibles on a proportional basis with the allocation that had been made at June 30, 1999	(2,012)
Related deferred taxes	770

Preliminary goodwill	17,346

(a) Assumes	tender offers are fully subscribed. If the tender offers are less than fully subcribed Olivetti will issue more shares in the Merger, which could result in a decrease on the amount of goodwill recorded for the Merger transaction.

The preliminary purchase price has been allocated on a preliminary basis to identifiable intangible assets and to goodwill. After the transaction has been completed New Telecom Italia will perform a purchase price allocation that will allocate the final purchase price to the fair value of the assets and liabilities assumed. The actual amount of that allocation, and the resulting goodwill, could differ materially from the preliminary goodwill estimated above.

6.	Net income per Share has been calculated using the two-class method since Telecom Italia has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 7,297,953,685 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares. In 2002, net income per Savings Share— Basic was €0.1213 and net income per Savings Share ADS—Basic was €1.2131.

7.	Net income per Share for Olivetti, which currently does not have a class of Savings Shares outstanding prior to the Merger, has been computed by dividing income available to shareholders by the weighted average number of Shares outstanding, and diluted earnings per Share is increased to include any potential Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares was 8,630,753,657 for the year ended December 31, 2002.

8.	Pro forma net income per share has been calculated based on the estimated number of Shares and Savings Shares that will be outstanding after the termination of the tender offers for the Shares and Savings Shares and the completion of the Merger. Olivetti currently does not have a class of Savings Shares outstanding prior to the Merger. In order to effect the Merger, Olivetti will issue new Savings Shares to the existing Savings Shareholders of Telecom Italia. The calculation of earnings per share was done on the basis of the two-class method described in Note 6 above. For purposes of these calculations, the weighted average number of shares was 30,333,649,850 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares. In 2002, pro forma net income per Savings Share—Basic was €0.1030 and pro forma net income per Savings Share ADS—Basic was €1.0300.

Potential Effects on Telecom Italia of the Merger

The following is a discussion of potential effects on Telecom Italia of the Merger with Olivetti.

•

The Merger with Olivetti will add approximately €24.4 billion in additional long-term debt to the Telecom Italia consolidated balance sheet as a result of : i) €9 billion to finance the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers for the Telecom Italia Shares and Savings Shares and ii) approximately €18.3 billion of debt of Olivetti as a consequence of the Merger. Such additional long-term debt is partially offset by the gross cash proceeds from the announced sale of New SEAT for approximately €3 billion.

•	The businesses of New SEAT, together with the related adjusting entries at Telecom Italia consolidated level resulted in an operating loss of approximately €3,214 million, of which €3,257 million was for impairments of goodwill and €471 million was for depreciation and amortization. The disposal of these units could have a material impact on New Telecom Italia’s continuing results of operations and financial conditions in the future.

•	New Telecom Italia requires additional investment for its ongoing business, including additional capital expenditures for its fixed and mobile businesses. The additional indebtedness could impact the ability of New Telecom Italia to make these additional investments.

•	It is further expected that after the allocation of the final purchase price, there will remain a significant amount of goodwill. Prior to the Merger, Olivetti already had €24,106 million in goodwill related to the acquisition of the 55% of the Shares of Telecom Italia in 1999. This goodwill will not be amortized on a periodic basis, instead, it will be subject to an annual impairment review under U.S. GAAP. The annual impairment review is contingent upon a number of variables and estimates. Depending on the future results of the underlying reporting units involved, the fair value of the reporting units could in the future be less than their carrying value, requiring additional write-offs of goodwill.

Pro Forma Liquidity and Capital Resources

The discussion which follows is based on the pro forma balance sheet which is prepared in accordance with U.S. GAAP and the total amount of indebtedness expected to be outstanding on completion of the Merger. As there are significant differences between U.S. GAAP and Italian GAAP (under U.S. GAAP total historical long-term debt of the New Telecom Italia Group increases from €33,804 million under Italian GAAP to €38,375 million under U.S. GAAP).

The primary differences between U.S. GAAP and Italian GAAP long-term debt relates to the U.S. GAAP treatment of the SEAT Put/Call arrangements and the sale by Telecom Italia of Real Estate to IM.SER as well as the Tiglio Projects carried out by Olivetti and Telecom Italia. For a discussion of these transactions, see “Item 5. Operating and Financial Review and Prospects—Consolidated Financial Statements as of and for the Three Year Period Ended December 31, 2002—Reconciliation of Italian GAAP to U.S. GAAP—Year Ended December 31, 2002” and Note 28 (d) and (i) of Notes to the consolidated financial statements included elsewhere herein.

On a pro forma consolidated basis, under U.S. GAAP, at December 31, 2002 New Telecom Italia’s outstanding long-term debt was €44,525 million (€38,375 million at December 31, 2002 on an historical basis) and its short-term debt at December 31, 2002 was €6,126 million, including current portion of long-term debt, (€6,827 million at December 31, 2002 on an historical basis). Pro forma financial expenses, net, which include the effect of the increased debt would have totaled approximately €3,063 million in 2002 compared with €2,813 million in 2002 on an historical basis.

Pro-forma long-term debt of New Telecom Italia Group’s under U.S. GAAP includes the bank facility of €9,000 million to be entered in 2003 and utilized to fund the withdrawal rights of the Olivetti shareholders and the voluntary partial cash tender offers for a portion of the Telecom Italia Shares and Savings Shares. If the total amount of the facility is used for the aforementioned reasons, the expected repayment terms are for €3,600 million in 2004 and for €5,400 million in 2005. In addition, pro-forma long-term debt is presented net of the gross proceeds from the announced sale of New SEAT of €3,033 million, of the lower amount of €266 million to be paid for the expected early exercise of the SEAT Put/Call arrangements originally recorded for €2,417 million and net of long-term debt of the New SEAT of €433 million. Finally pro-forma long-term debt is presented net of the conversion of convertible bonds by Olivetti for €7 million.

The New Telecom Italia Group’s short-term debt due to banks, including the current portion of long-term debt to banks, was €4,115 million on an U.S. GAAP pro forma basis (€3,926 million at December 31, 2002 on an historical basis). The increase is due to the pro forma short-term debt for the payment of dividends to third parties of €794 million, the direct costs associated with the Merger of €110 million, net of short-term borrowings of New SEAT of €15 million and current portion of long-term debt of New SEAT of €700 million. As of December 31, 2002 the amount of unutilized short-term bank facilities on a pro forma basis was €9,081 million. Approximately 69% of these facilities were denominated in Euro and had varying interest rates. In addition, at December 31, 2002, the New Telecom Italia Group had pro forma cash and marketable securities in excess of €5,585 million.

The following table aggregates New Telecom Italia Group’s U.S. GAAP pro forma contractual obligations and commitments with expected repayment terms in the future. The pro forma amounts payable as of December 31, 2002 are reported below.

	Year ended December 31,
	2003	2004	2005	2006	2007	After 2007	Total
	(millions of Euros)
Historical long-term debt (including current portion)	3,059	7,709	6,131	6,406	3,583	14,397	41,285
Finance lease	391	32	19	16	16	66	540

	3,450	7,741	6,150	6,422	3,599	14,463	41,825
Pro-forma disposal of New SEAT	(700)	—	(303)	—	—	(130)	(1,133)
Pro-forma long-term bank facility for the Merger (withdrawals and voluntary cash tender offers)	—	3,600	5,400	—	—	—	9,000
Pro-forma proceeds from sale of Directory business of SEAT	(3,033)	—	—	—	—	—	(3,033)
Pro-forma early exercise of the SEAT Put/Call arrangements	2,151	—	(2,417)	—	—	—	(266)
Pro-forma conversion of bonds	(7)	—	—	—	—	—	(7)

Pro forma long-term debt (including current portion)	1,861	11,341	8,830	6,422	3,599	14,333	46,386
Operating lease	29	14	8	7	6	5	69

Total	1,890	11,355	8,838	6,429	3,605	14,338	46,455

The table above does not include pro forma short-term financial debt of €4,265 million (excluding current portion of long-term debt) outstanding at December 31, 2002.

As of December 31, 2002 on a U.S. GAAP pro forma basis approximately 95% of New Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Chilean Peso. At December 31, 2002 approximately 19% of the long-term debt is carried a floating rate.

Pro-forma U.S. GAAP long-term debt of €1,861 million, €30,192 million and €14,333 million is scheduled to become due for repayment during 2003, in the years 2004-2007 and beyond 2007, respectively.

Long-term debt includes medium term notes issued by Olivetti and its subsidiaries for a total amount of €13,780 million. For each note issued, the original rate and any credit protection step-ups are reported below.

•	Olivetti International N.V. - €700 million

- Note (1998-2003) with a fixed annual 5.875% coupon + 0.15% step-up maturing in May 2003;

•	Olivetti International N.V. - €1,500 million

- Note (1999-2009) with a fixed annual 5% coupon + 0.15% step-up maturing in February 2009;

•	Olivetti International N.V. - Swiss francs 100 million equivalent to €69 million

- Swiss franc bond (1986-2046) with a fixed annual 5.625% coupon maturing in June 2046;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €4,200 million

- Note (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004;

•	Olivetti Finance N.V. - €200 million

- Note (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005;

•	Olivetti Finance N.V. - €500 million

- Note (2002-2005) with a floating rate coupon linked to quarterly EURIBOR + 130 basis points. Bondholders may extend maturity for subsequent periods of 21 months up to an overall maximum term of 10 years;

•	Olivetti Finance N.V. - €1,100 million

- Note (2002-2006) with a floating rate quarterly coupon + 1.25% spread maturing in January 2006;

•	Olivetti Finance N.V. - €1,750 million

- Note (2002-2007) with a fixed annual 6.5% coupon maturing in April 2007;

•	Olivetti Finance N.V. (originally Olivetti International Finance N.V.) - €2,350 million

- Note (1999-2009) with a fixed annual 6 1/8% coupon + 0.45% step-up maturing in July 2009;

•	Olivetti Finance N.V. - €1,000 million

- Note (2002-2012) with a fixed annual 7.25% coupon maturing in April 2012;

•	Olivetti Finance N.V. - 20 billion yen equivalent to €161 million

- Note (2002-2032) with a fixed six-monthly 3.55% coupon maturing in May 2032 (callable by the issuer annually as from the tenth year); and

•	Olivetti Finance N.V. - €250 million

- Note (2002-2032) with a fixed annual 7.77% coupon maturing in August 2032.

All the above Olivetti Finance N.V. notes were issued under the Euro Medium Term Note Program (EMTN) which was launched in July 1999. In particular, the Boards of Directors of Olivetti and its financial subsidiaries Olivetti Finance N.V. and Olivetti International Finance N.V. approved in May 2002 a review of the Program, including the increase of the overall amount from €10 billion to €15 billion.

Long-term debt also includes convertible bonds issued by Olivetti and its subsidiaries for a total amount of €5,437 million, detailed as follows:

•	Olivetti Finance N.V.: 2000-2005 bond for €765 million exchangeable for Telecom Italia ordinary shares, with a fixed annual 1% coupon and redemption premium of 113.41% of the issue price (approximately €15.22 per bond) maturing in November 2005. Accordingly the loan determines an aggregate payable of €868 million. The yield on maturity is 3.5% per annum;

•	Olivetti S.p.A.: 2001-2004 bond for €1,267 million convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 105.07759% of the issue price (€2.6 per bond) maturing in January 2004. Accordingly the loan determines an aggregate payable of €1,331 million. The yield on maturity is 3.25% per annum;

•	Olivetti Finance N.V.: 2002-2004 zero-coupon bond for €385 million maturing in March 2004. The loan is convertible into Telecom Italia Shares; and

•	Olivetti S.p.A.: 2001-2010 bond for €2,410 million convertible into Olivetti S.p.A. shares, with a fixed annual 1.5% coupon and redemption premium of 118.37825% of the issue price (1.0 euros per bond) maturing in January 2010. Accordingly the loan determines an aggregate payable of €2,853 million. The yield on maturity is 3.5% per annum.

In addition long-term debt includes notes issued by Telecom Italia in order to reduce its dependence on short-term debt, extend the average life of its financial indebtedness and expand its investor base. For these purposes Telecom Italia established a U.S.$10 billion global medium term note program (the “Global Note Program”) at the end of 2000; on December 18, 2001 the Board of Directors approved the increase of the above mentioned Global Note Program up to U.S.$12 billion. Since January, 2001 the Telecom Italia Group has issued an aggregate principal amount of €12.5 billion in long-term debt in the capital markets under its Global Note Program, the net proceeds of which have been used to repay short-term indebtedness. The debt issued consisted of:

•	€2.5 billion of 1% exchangeable notes due 2006 (on September, 2002 the notes decreased by €536 million, becoming €1,964 million, due to the buy-back of the notes by Sogerim, merged in 2002 into Telecom Italia Finance, and their subsequent cancellation);

•	€3.0 billion of 6.125% fixed rate notes due 2006;

•	€1.0 billion of floating rate notes due 2004;

•	€2.0 billion of 7% fixed rate notes due 2011;

•	€1.5 billion of floating rate notes due 2005;

•	€1.25 billion of 5.625% notes due 2007; and

•	€1.25 billion of 6.25% notes due 2012.

In connection with the Merger, Olivetti mandated a group of “Mandated Lead Arrangers” to arrange and underwrite a €15.5 billion senior credit facilities (the “Facilities”). The Facilities, which have been subsequently fully syndicated, consist of:

•	a €9.0 billion senior term loan (the “Term Loan Facility”) to fund both the cash out payment to dissenting Olivetti shareholders and the cash consideration payable upon completion of Olivetti’s voluntary partial cash tender offers for Telecom Italia Shares and Savings Shares, and

•	a €6.5 billion senior revolving credit facility (the “Revolving Credit Facility”) which will provide for working capital and general corporate purposes for Telecom Italia and, following the Merger, for the new merged entity, and the refinancing of Telecom Italia’s existing €7.5 billion facility.

The drawn cost will be subject to a ratings grid; the repayment and cancellation of the Term Loan Facility will lead to a progressive reduction in the drawn cost.

Details of the facilities are as follows:

Term Loan Facility

On April 24, 2003, Olivetti entered into the €9 billion Term Loan Facility with Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent).

Pursuant to the Term Loan Facility, up to €9 billion are available to finance:

(i)	The cash-out payment to Olivetti shareholders who have exercised their withdrawal right; and, for the amounts not used to finance the cash-out payment,

(ii)	The partial voluntary cash tender offers made by Olivetti for a portion of the Shares and the Savings Shares.

The Term Loan Facility is divided into three tranches. Under the terms and conditions of the Term Loan Facility the borrower may only use funds for the purposes described above.

Advances under the Term Loan Facility will bear interest at EURIBOR plus a margin that will depend on the long term credit rating assigned by Standard & Poor’s or Moody’s, or both, to New Telecom Italia’s debt. The margin will also vary depending on which tranche the borrower utilizes. The agreement includes customary representations and warranties, and may only be drawn if the Merger becomes effective.

Revolving Facility

On April 24, 2003, Olivetti received a binding offer from Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent) to enter into the €6.5 billion multicurrency Revolving Credit Facility with:

•	New Telecom Italia (i.e. the company resulting from the Olivetti/Telecom Italia merger) and Telecom Italia Finance Société Anonyme (with the guarantee of Telecom Italia) if the Merger is effective prior to August 8, 2003; or

•	Telecom Italia and Telecom Italia Finance Société Anonyme (with the guarantee of Telecom Italia) if the Merger is not effective prior to August 8, 2003.

The Revolving Credit Facility is divided into two tranches aggregating €6.5 billion. Under the terms and conditions of the Revolving Credit Facility the borrower or borrowers (as defined therein) may use funds available for the short-term financial requirements of the New Telecom Italia Group, including repayments of commercial paper issued by any member of the New Telecom Italia Group, to refinance existing debt and for the general corporate purposes of the New Telecom Italia Group.

Advances made under the Revolving Credit Facility will bear interest at EURIBOR or LIBOR, as applicable, plus a margin that will depend on the long-term credit rating assigned by Standard & Poor’s or Moody’s or both, to the debt of New Telecom Italia. The margin will also vary depending on which tranche the borrower utilizes. The agreements include customary representations and warranties, including customary conditions to the utilization of the Revolving Credit Facility.

A summary of the maturities of the Facilities is reported below.

Facility	Amount € million	Tenor	Term out
Term Loan Facility
Tranche A	€3,600	364 days	6 months
Tranche B	€3,600	18 months[1]	6 months
Tranche C	€1,800	2 years	12 months
Revolving Credit Facility
Tranche D	€4,500	364 days	12 months
Tranche E	€2,000	3 years	None

1	Less one day

On a pro forma basis, New Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial indebtedness to total stockholders’ equity (including Minority interest), was 135% under U.S. GAAP as of December 31, 2002 compared with 156% on an historical basis,

Management believes that the potential increase of debt of the merged entity can be serviced by the sale of non-core assets and the cash flow generated from continuing operations.

LEGAL PROCEEDINGS

General

Telecom Italia Group companies are involved in a number of legal proceedings in the ordinary course of their business; most legal proceedings are related to credit collection of unpaid customers bills. In addition, proceedings involving alleged abuses of market–dominating positions against Telecom Italia and other antitrust proceedings are pending before Italian competition and regulatory authority. Other than as described herein, neither the Company nor any of its subsidiaries is a party to any proceedings and no such proceedings are known by the Company to be contemplated by governmental authorities or third–parties, which, if adversely determined, could have a material adverse effect on the Telecom Italia Group’s consolidated financial position or results of operations.

Antitrust Authority Investigation

On June 13, 2003, the Italian Antitrust Authority opened an investigation against Telecom Italia claiming that Telecom Italia abused its dominant position in relation to certain commercial practices relating to the wholesale and private market segments.

Fine on the Statutory Auditors

On February 4, 2003 the Ministry of Economy and Finance levied, through a decree a fine on the members of the Board of Statutory Auditors of the Company in office from June 1997 to June 2000 and to those at that time in office, with an injunction against the Company for paying the fine with the obligation of recourse against the same persons.

The event originated with the notice presented by Consob on August 21, 2001 to the Board of Statutory Auditors over three violations of art. 149, paragraph 3, of TUF relating to conflict of intent disclosure obligations.

Specifically, two violations, both of the same nature, regard the transaction for the purchase of TIM shares (March and April 2000) and the Telegate transaction (May 4, 2000) relative to which—according to Consob – the Managing Director pro tempore at that time Mr. Colaninno did not fulfil the disclosure requirements within the allotted time under art. 150, TUF. The failure to disclose the information under art. 150 within the three months established by the provision—according to Consob—falls under the irregularities which the Board of Statutory Auditors is obliged to communicate to Consob pursuant to art. 149, paragraph 3, TUF. This communication—according to Consob—should have been reported without delay, as soon as the Statutory Auditors became aware of the late disclosure of the information. These transactions were disclosed by the Board of Statutory Auditors in a memorandum read on June 12, 2001 during the Shareholders’ Meeting called to approve the 2000 financial statements. The third alleged violation regards the late notification to the Board of Directors and the Board of Statutory Auditors, on the part of the Managing Directors pro tempore and a director, of the existence of a potential conflict of interest in the transaction regarding the merger of Seat-Tin.it. According to Consob, the Statutory Auditors should have informed Consob without delay about this late notification.

These above-cited formal notices were opposed by the interested Statutory Auditors of Telecom Italia, on the basis of an interpretation of the provision different from that of Consob, and the same Statutory Auditors unanimously agreed not to take recourse in the possibility of paying the sanction, but filed counter-actions. The proceedings continued from October 2001 without any further notices to the persons concerned, until the imposition of the sanctions described above. The notice of sanction nevertheless states that there was no malicious intent.

All the members of the Board of Statutory Auditors concerned and Telecom Italia itself have contested the action before the Milan Court of Appeals. On June 4, 2003, the Milan Court of Appeals ruled in favour of the Board of Statutory Auditors and Telecom Italia’s motion and declared null and void the Ministry of Economy and Finance’s decree dated February 4, 2003.

Social Security Charges

With regard to Telecom Italia’s obligation required by Law No. 58/1992 to guarantee a uniform insurance status under the Telephone Workers’ Social Security Fund—FPT (part of the general “Employees Pension Fund” beginning January 1, 2000) to all employees in service in the Telecom Italia Group’s telephone companies (Stet, Sip, Italcable and Telespazio) as of February 20, 1992, as well as those who moved from the Public Administration to Iritel, Article 66, paragraph 1 of Law 331/1993 and converted into Law No. 427/1993 specifies that the sums due to the Fund should be recorded in the financial statements and are tax deductible in the years in which the fifteen equal annual deferred installments are paid to discharge this obligation.

At the present time, the amount of the liability, which will be determined by the National Social Security Institute (Istituto Nazionale della Previdenza Sociale—INPS), can be estimated only roughly, due to problems relating to the interpretation and application of the social security legislation and to the lack of certain data which only the social security institutions currently possess (at December 31, 2002, INPS had notified the Company of around 97% of the positions, the uniform insurance status of which gives rise to expenses for Telecom Italia).

Nevertheless, the financial statements as of December 31, 2002 include €595 million of residual payables to INPS relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to Iritel, and recorded by the latter company in its financial statements at December 31, 1993. As a result, these charges will have no impact on the results of future years, since they were already included in the aforementioned calculation.

A dispute concerning the application and interpretation of this law arose with INPS regarding, firstly, the effective date for the computation of the accrued interest due under Law No. 58/1992, in view of the fact that the liability is paid in installments. Telecom Italia maintains that interest should accrue from the time INPS notifies it of the actual amount of the liability, while INPS claims that the computation should be made as from February 20, 1992 or from the date of the transfer to Iritel, thus giving rise to pre–amortization interest. The second issue is the exclusion from the estimates under Law No. 58/1992 of all employees (except for employees of the former Iritel) who had filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, unless that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979—and, therefore, payment of the respective obligations—apply to these employees.

At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question.

While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

As stated later in the report, the dispute concerning pre–amortization interest was settled in the first half of the year 2002.

Having said that, a reasonable estimate of the principal amount of the liability attributable to Telecom Italia (excluding, as mentioned earlier, the part relating to the former Iritel employees) could vary between €964 million and €1,289 million (€409 million of which has already been paid), depending on conflicting interpretations and taking into account all personnel involved.

In either case, the impact of the charge should definitely be compatible with the income of future years, since, as allowed under Article 5, paragraph 3 of Law No. 58/1992, the payments requested by INPS will be made in fifteen equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The remaining liability for obligations under Law No. 58/1992, to be paid in fifteen annual installments on the basis of the formal requests made by INPS up to December 31, 2002 and the interpretation of said requests, amounts to €1,227 million, divided as follows:

•	€859 million for the principal amount (except for the portion attributable to former Iritel employees);

•	€368 million in accrued interest.

The employee benefit obligations to guarantee uniform insurance status recorded in the consolidated statement of income for the year 2002 (under “extraordinary expense”) amount to €155 million inclusive of accrued and pre–amortization interest.

Pre–amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of €110 million, net of equalization interest and certain refunds made by INPS. As previously mentioned, Telecom Italia won the case under the ruling issued by the Court of Cassation No. 3398/2002, in keeping with the previous ruling No. 4242/2000 (as a result of which, from June 2000, the payment of the aforementioned interest and accrued interest was suspended). Consequently, Telecom Italia has a credit of €131 million (inclusive of an additional amount at the conventional annual rate of 5%) that was completely offset against the payment of the regular expense installments.

During 2002, Telecom Italia paid INPS the above–mentioned expenses also on behalf of other Telecom Italia Group companies—mainly TIM and TI Lab—for those employees transferred and covered by the obligation of a uniform insurance status under Law No. 58/1992, recovering the amounts paid from these same companies. The recovery is recorded in the statement of income under “extraordinary income” and amounts to €2 million.

Galactica Dispute

At the end of May 2001 a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation under the name Servinternet S.p.a.) for wrongful termination by Telecom Italia of an agreement concerning the testing of an Internet flat-rate access service. Galactica sued Telecom Italia for the alleged illegality of withdrawal, claiming damages and challenging Telecom Italia not to interrupt the distribution of the service. In February 2002, in a separate claim, Galactica claimed further damages caused by the alleged unfair competition practices of Telecom Italia. In May 2002 the competent Italia court combined the two cases. On October 16, 2002, Servinternet presented another claim against Telecom Italia. This case has also been combined with the other two cases pending before the same court. In addition, the proceedings brought before the National Regulatory Authority concluded with no agreement having been reached.

Disputes Concerning Shareholders’ Resolutions

The disputes arising from the resolution with which the Shareholders’ Meeting on January 14, 2000 authorized the buy-back of Savings Shares through a tender offer and subsequent acquisitions on the stock market, concluded on January 10, 2001, are still pending at the first degree court.

In particular, certain shareholders filed a claim for damages against Olivetti, the Company, as well as the Chairman and Deputy Chairman pro tempore of the Company, for a total of €18.9 million. The claim is based on the alleged non-fulfillment of the commitments contained in the offering document relating to the takeover and exchange bid by Olivetti and Tecnost for Telecom Italia in 1999, and also for the resolutions passed by the shareholders’ meeting of January 14, 2000, especially in relation to the mandate to purchase Treasury Savings Shares on the open market, as set forth by applicable laws, subsequent to the end of the period of the offer.

The dispute with the Shareholder who pleaded that the proposal put to the shareholders’ meeting had been changed from the one deposited prior to the shareholders’ meeting, was rejected in its entirety by the Tribunal.

Inquiry by the Attorney General’s office of Turin

Telekom Srbija

In the first quarter of 2001 Italian newspaper reports alleged that improper payments were made in connection with the Company investment in Telekom Srbija. On June 9, 1997, Telecom Italia and OTE, the Greek telecommunications company, entered into a stock purchase agreement with Serbian PTT, at that time the sole shareholder of Telekom Srbija, as part of the privatization of the Serbian telecommunications sector. At that time Telecom Italia was controlled by the Italian government. Under the terms of the contract, Telecom Italia acquired a 29% interest in Telekom Srbija for approximately €457 million and OTE acquired a 20% interest for approximately €345 million.

In February 2001, the Attorney General’s Office of Turin ordered the start of a preliminary investigation into the transaction. Telecom Italia immediately made all the documentation and figures relating to the above-mentioned transaction available to the judicial authorities. Under Italian law and regulations, Telecom Italia’s statutory auditors and its external auditors PwC were required to investigate the matters relating to the alleged improper payments. On the basis of the tests and procedures performed, with the full cooperation of the responsible corporate officers of Telecom Italia, the audit firm and the statutory auditors stated that no facts had emerged, at the time, which could call into question the correctness of the statutory financial statements and consolidated financial statement of Telecom Italia at December 31, 1997, 1998 and 1999, or for fiscal year ended December 31, 2000. Law No. 99/02 dated May 21, 2002 established a specific Parliamentary Commission on Telekom Srbija.

SEAT

In July 2001, the Company was asked by the attorney general’s office of Turin to present documentation mainly concerning the transactions for the acquisition of SEAT and the merger of Tin.it-SEAT.

The Company has provided full cooperation to the authorities conducting the investigation.

Telekom Srbija Arbitration

At the end of May 2003, OTE, the Greek telecommunications company, notified to Telecom Italia (i) a Notice of Arbitration pursuant to the shareholders agreement dated June 9, 1997, and (ii) a Notice of Arbitration pursuant to the agreement between Telecom Italia and OTE dated June 4, 1997, alleging breaches of these agreements due, according to OTE, to the sale by Telecom of its 29% interest in Telekom Srbija. The Notice mentioned under (i) has been notified also to the Serbian PTT and to Telekom Srbija; OTE however has not yet proceeded to designate an arbitrator, and has requested the other parties to consent to a single arbitration tribunal to decide on all matters related to both agreements.

In this respect, the Serbian PTT has agreed to indemnify and hold harmless Telecom Italia from any claim and liability vis-à-vis OTE arising out of the Technical Assistance Agreement (referred to in the agreement dated June 4, 1997) and any related contract and the Shareholders Agreement.

Universal service

Omnitel and Infostrada appealed to the Administrative Court, or TAR, of Lazio against the ruling by the National Regulatory Authority against Telecom Italia to cancel Resolution No. 8/00/CIR regarding the “Application of the sharing mechanism for the net cost of the universal service for 1999”. See “Item 4. Information on the Telecom Italia Group—Regulation”.

Under this resolution, part of the cost was recognized as being an “unfair burden” for Telecom Italia. As a consequence of this, it was divided among Omnitel, Infostrada and TIM. Omnitel has not yet paid their share (totaling €8,6 million) to the special fund set up by the Ministry of Communications, thus preventing it from paying the whole amount owed to Telecom Italia.

In January 2002, the TAR ruled in favor of the appeal presented by Omnitel, but only in relation to procedural issues.

Omnitel appealed against the ruling before Consiglio di Stato and the next hearing has been fixed initially for July 2003.

In February 2002, appeals were presented before the TAR of Lazio by Omnitel Pronto Italia and Wind to annul, after suspension, the efficacy of the resolution issued by the National Regulatory Authority with regard to the sharing of the cost of the universal service for the year 2000.

With regard to the proceedings presented by Omnitel, the next hearing—fixed initially for May 14, 2003—has been postponed until a later date, waiting for a decision of the Consiglio di Stato mentioned above currently fixed for July 2003.

The plaintiffs contested the legality of the resolution for the lack of an inquiry and for not having had access to the documentation resulting from the consultancy commissioned by the National Regulatory Authority on the analysis of the net costs.

Omnitel also asked for the case to be referred to the Court of Justice of the European Community, for a preliminary interpretation, in order to ascertain the correct interpretation of EU directives, and, secondly, the non–application of Italian law.

SEAT—De Agostini Arbitration

De Agostini has initiated arbitration proceedings against SEAT, Matrix, Buffetti and Finanziaria Web for the alleged nonfulfillment of the framework agreement of September 20, 2000, with regard to SEAT’s obligation to acquire the Finanziaria Web S.p.A.’s shares still held by the De Agostini group (40% of Finanziaria Web S.p.A.’s share capital; the remaining 60% of Finanziaria Web S.p.A.’s shares are held by SEAT).

Effectively, De Agostini group maintains that all the conditions stipulated in the contract for executing the agreement were fulfilled, whereas SEAT maintains that this is not true and that, in any case, the fact that market conditions changed rendered the acquisition excessively onerous.

The De Agostini group is asking for specific performance of the framework agreement and that the Finanziaria Web shares should be transferred to SEAT for the amount originally agreed of €700 million, with payment beginning in June 30, 2003, as well as the payment of unspecified damages.

The arbitration proceedings are still pending. A final decision is expected by November 7, 2003.

Wind/Albacom—Telecom Italia: services with access in ADSL technology and RING services

On April 27, 2001, the Italian Antitrust Authority, pursuant to a complaint made by Wind (formerly Infostrada) alleging unfair practices of Telecom Italia relating to ADSL technologies, ruled that Telecom Italia had abused its dominant position in the ADSL and xDSL market and fined Telecom Italia €59 million. Telecom Italia appealed the ruling and the fine to the Regional Administrative Tribunal, or TAR, of Lazio. The TAR of Lazio dismissed the appeal but reduced the fine to €29 million. Although Telecom Italia has paid the fine, it appealed the ruling to the Italian administrative court of appeals (Consiglio di Stato).

During the period from 2001 to date, certain telecommunications operators have claimed that they suffered damages as a consequence of Telecom Italia’s alleged unfair trade practices: on January 2003 the Court of Appeals of Rome condemned Telecom Italia to pay €2 million as a refund for Albacom, Wind, Cable & Wireless (formerly Unidata) and Data Service.

Other telecommunications operators have made claims for similar reason, the cases are proceeding on the merits.

Alleged unfair trade practices by Telecom Italia

Following the filing of a petition by 27 fixed-line operators with the National Regulatory Authority alleging that Telecom Italia was conducting unfair trade practices hurting the development of a competitive market, the National Regulatory Authority, objecting to violations committed by Telecom Italia, commenced regulatory procedures to impose sanctions on Telecom Italia. In the context of these procedures, the National Regulatory Authority issued certain resolutions and notified Telecom Italia of the requirement to pay administrative fines.

Telecom Italia is challenging the resolutions and the notices to pay the fines before the TAR of Lazio.

Acquisition of Cecchi Gori Communications

In relation to litigation following the sale of TeleMonteCarlo television network, or TMC, through a sale and purchase agreement among SEAT, Cecchi Gori Media Holding group S.r.l. and Cecchi Gori group FIN.MA.VI. S.p.A. (“Cecchi Gori group”), the Cecchi Gori group initiated certain proceedings.

On August 6, 2001, the Cecchi Gori group filed a proceeding with the civil court of Milan asking for the rescission of the pledge agreement by which Cecchi Gori group granted a security interest in Cecchi Gori Communications S.p.A.’s ordinary shares to SEAT. The proceeding is still pending.

In addition, with reference the proceedings to overrule the validity of a resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on August 11, 2000), which modified articles of association, the shareholders’ meeting’s quorum and the board’s quorum, in May 2003 the civil Court of Rome rejected the plaintiff’s requests and sentenced the Cecchi Gori Group to pay the trial expenses incurred by SEAT and by Cecchi Gori Comminications.

In August 2001, the Cecchi Gori group, enforcing an arbitration clause, also commenced an arbitration proceeding against SEAT claiming rescission, invalidity or termination of the purchase and sale agreement of Cecchi Gori Communications S.p.A. and claiming damages. The arbitration panel has not yet issued a decision on this matter.

The Cecchi Gori group parties have also challenged, in the civil court of Rome, the validity of a resolution of the Ordinary and Extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on April 27, 2001), which approved the company’s annual report, resolved to cover the losses for the year 2000 and increased its share capital. On June 13, 2002, the court rejected the complaints filed by the Cecchi Gori group. The Cecchi Gori group is appealing such decisions before the Court of Appeal of Rome.

Fee Concerning Article 20, Section 2 of Law No. 448 of December 23, 1998

Telecom Italia, TIM, Wind and Omnitel contested, before the TAR Lazio, the Ministerial Decree of March 21, 2000 introducing Italian Law No. 448 dated December 23, 1998, which, on January 1, 1999, established a new license fee in place of the concession fee, the amount of which progressively declines until 2003. The TAR Lazio asked the administrative offices of the Ministries of the Treasury and of Communications to consign a documented report of clarification regarding the correspondence that had taken place with the European Commission in connection with the approval of the above-mentioned law. Furthermore, with regard to extraordinary appeals presented by Infostrada and Albacom to the Head of State, asking for the annulment of the above-mentioned Decree, the Council of State brought the case before the European Court of Justice, raising the question of the non-compatibility of the fee with Community regulations relating to telecommunications. Following the dispute, Telecom Italia and TIM did not pay the fees for 2000, 2001 and 2002 but included the above mentioned fees plus interest in the financial statements of the corresponding years. The TAR of Lazio decided to bring the case introduced by Telecom Italia and TIM to the European Court of Justice.

Moreover, in March 2003, Telecom Italia and TIM brought suit before the TAR of Lazio in order to obtain the restitution of the concession fee relating to the year 1998 (fee which was paid in the year 1999) amounting to €529 million, of which €386 million relates to Telecom Italia and €143 million to TIM. The request is founded upon the illegitimacy of the provisions of Article 21 of D.P.R. 318/97, which kept the fee in force even after the EU Directive 97/113 came into effect and the term expired for its introduction into Italian Law.

SIN/Solpart

A complaint was filed against SIN (now Telecom Italia International) in August 2001 with the civil court of Curitiba (State of Paraná, Brazil) by a shareholder of Brazil Telecom (“Brazil Telecom”). The plaintiff seeks a preliminary restraining order suspending SIN’s veto rights in respect of certain corporate actions of Solpart, the holding company of Brazil Telecom. SIN had been granted veto rights in respect of such actions pursuant to a shareholders’ agreement dated July 19, 1998.

The plaintiff claims that SIN was not entitled to exercise its veto rights, first, because of a conflict of interest; and second, because in exercising its veto, SIN would have allegedly abused its power in relation to the acquisition of certain licenses for telecommunications services held by Companhia Riograndense de Telecomunicações (“CRT”) and improperly prevented Brazil Telecom from participating in an auction for those licenses.

The plaintiff’s request for a preliminary restraining order suspending the exercise of the veto rights was denied by the judge, and the judge’s ruling was affirmed on appeal.

The plaintiff has not yet served process on SIN for the commencement of litigation proceedings on the merits.

Brazil Telecom

In April 2001, Brazil Telecom filed suits against Telecom Italia, SIN, and the two directors of Brazil Telecom nominated by Telecom Italia.

Such Suits have been filed in order to obtain compensation for the alleged damages that Brasil Telecom would have suffered following the purchase of CRT (Companhia Riograndense de Telefonia) and the failure to participate in the Servicio Movel Pessoal auction. The judge has been asked to quantify the damages.

The first hearing was held on August 6, 2002 and the proceedings are still pending at the pre-trial phase.

Chase Manhattan Bank

A complaint was filed in June 2000 in the U.S. District Court for the District of Delaware by The Chase Manhattan Bank (“Chase”), now JPMorgan Chase Bank, in connection with an U.S.$800 million financing granted by Chase to Iridium Operating LLC, a subsidiary of Iridium LLC in 1998. Iridium LLC filed for Chapter 11 bankruptcy protection on August 13, 1999. The complaint seeks to enforce a commitment to purchase, under certain circumstances, additional capital of Iridium LLC by certain interest holders of Iridium LLC. The complaint asserts that the commitment to purchase additional capital was pledged as collateral to Chase in connection with the above referenced financing. Chase amended its complaint in February 2001 to assert additional claims for alleged fraud and misrepresentation against the defendants.

Telecom Italia directly held approximately a 3.8% interest in Iridium LLC until October 1996. In November 1996 Telecom Italia contributed its interest in Iridium LLC to Iridium Italia S.p.A., a company owned by Telecom Italia (30% interest), TIM (35% interest) and Telespazio (35% interest).

On April 5, 2002, the Magistrate Judge issued an Order granting Telecom Italia’s motion to dismiss. Such Order has been objected by Chase on April 19, 2002. Thereafter, Chase named Iridium Italia as defendant.

STET Hellas Dispute

In December 1996, Mobitel, a company of the Greek Interamerican group (now Demco Reinsurance), a minority shareholder of STET Hellas and, at that time, its exclusive representative, initiated arbitration proceedings at the Paris International Chamber of Commerce. Mobitel claims its right to receive commissions on outgoing traffic generated by the subscribers it had signed up and on incoming traffic generated by calls received by Stet Hellas customers from the fixed telephone network of OTE and that was generated by customers in default of payment allegedly derived from negligent behavior of Stet Hellas in dealing with customers. The alleged total loss is approximately U.S.$38 million. Mobitel and the Greek Interamerican group have also requested damages for a total of U.S.$172 million following the dissolution of their exclusive representative contract.

STET Hellas and Telecom Italia, which took over from Stet International (formerly the guarantor of STET Hellas and, as such, a party to the contracts) presented a counterclaim for an amount of about U.S.$210 million, mainly to cover the damages suffered as a result of the loss of the acquisition of market share caused by Mobitel’s breach.

In October 2000, a partial award was given which, in principle, agreed with Mobitel’s request for commissions on STET Hellas’s revenues from incoming traffic; in November 2001, the Board of Arbitration rejected Telecom Italia and STET Hellas’ claim that the Board of Arbitration did not have jurisdiction but that the ordinary Greek courts had exclusive jurisdiction concerning the decision over the amounts claimed, since the Arbitration Board had only been asked to decide on the obligation to pay, a matter which the Board of Arbitration had already decided.

Afterwards, a series of legal actions took place and on January 15 and 31, 2002, Mobitel claimed damages as follows: U.S.$19.6 million plus interest of U.S.$9.6 million for the commission on revenues generated by all calls (including incoming calls) made by customers acquired by Mobitel; U.S.$8.8 million plus interest for the Company’s failure to achieve a 45% market share; and a claim for damages as a result of the breach of the agreement amounting to U.S.$109.4 million.

STET Hellas quantified its claim against Mobitel as follows: U.S.$22.7 million for bad debts; U.S.$255.4 million for the loss of market share as a result of the failure of Mobitel and Interamerican to fulfill their obligations; and U.S.$611.2 million plus the legal interest for damages and loss of income incurred for the illegal termination by Mobitel of the distribution and sales agreement with the Company.

TIM’s Brazilian Subsidiaries

During last quarter of 2002, two Brazilian mobile operators requested the Courts of S. Paulo (Brazil) to issue preliminary injunctions to suspend: (i) the transfer of 18.3% of the share capital of Solpart Partecipações SA from Telecom Italia International to Techold Part. SA and Timepart SA.; and (ii) the administrative decision related to such transfer of shares. No preliminary injunctions have been granted and the proceedings may be continued for the merit by the plaintiffs.

During the first quarter of 2003, a Brazilian controlled company of TIM do Brasil, Maxitel SA, obtained the revocation of a preliminary injunction granted by the Court of Penambuco (Recife, Brazil). Such injunction had been obtained by the plaintiff within an açaõ popular proceeding aimed at objecting the validity of certain authorizations granted by the Brazilian telecommunications authority (ANATEL) to swap from SMC service to SMP service.

Bancomext/Etec S.A.

On August 12, 2002, the Civil Court of Turin, Italy, granted in favor of Banco Nacional de Comercio Exterior (“Bancomext”) an order for the attachment of any assets of Etec S.A. (a Cuban company indirectly participated by Telecom Italia) and Telan SA (majority shareholder of Etec S.A.), up to a maximum amount of €33 million.

Bancomext claims the alleged breach, by Telan and Etec S.A., of their alleged obligations vis–à–vis Bancomext to secure certain loans granted by Bancomext to the central bank of Cuba. Such proceeding is currently pending for the merit.

In December 2002, Etec S.A. and Telan filed a Request for Arbitration with the ICC aimed at obtaining an award stating that they are under no obligations vis–à–vis Bancomext. In February 2003, Bancomext filed its defenses with ICC, which is now expected to appoint the chairman of the arbitral panel.

Is TIM

On March 31, 2003, a request for arbitration was filed with the International Chamber of Commerce of Paris by Is TIM against the Turkish telecommunications regulatory agency in order to ascertain the violation of the concession granted in October 2000 wherein it is stated that the agency has the obligation to create and maintain market conditions such as to permit effective competition among the providers.

Is TIM has asked for compensation of damages from the agency that are provisionally quantifiable a U.S. $2.5 billion and to be ascertained during the course of the case. Moreover, the company has expressly reserved the right to ask, at some future date, within the same or in a separate proceeding, for the resolution of the concession contract and the consequent restitution of the price that was once paid.

The arbitration, governed by Turkish legislation, will be conducted in Istanbul.

Fastweb

On July 11, 2001, Telecom Italia and Fastweb signed the “Contract for access and utilization of civil infrastructures” in compliance with the ruling handed down by the Antitrust Authority, which obliged Telecom Italia to make its civil infrastructures available to competing operators for the supply of interactive and multimedia services, at non–discriminatory terms and prices aligned to costs.

Telecom Italia was subpoenaed on August 29, 2002 to appear before courts in action brought by Fastweb so that the judge could ascertain and state the precise amount of consideration due for the access and the utilization of said infrastructures, eliminating any doubts which arose concerning the interpretation of the clause governing the determination of price. Telecom Italia demanded that Fastweb pay about €46 million in consideration of contractual services.

Teleque Communications S.p.A.

Under the summons of November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeals alleging unfair trade practices and asking for damages of €65 million. Teleque Communications claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, would not have been charged to Telecom Italia’s final customers of prepaid international services.

Dispute concerning the National Regulatory Agency resolutions 02/03/CIR and 03/03/CIR

On April 14, 2003, Telecom Italia challenged the National Regulatory Agency Resolution 02/03/CIR (“Valuation and request to change the rates of reference for 2002 by Telecom Italia”) and Resolution 03/03/CIR (“Criteria for the preparation of the rates of reference for 2003 by introducing a programmed system to adjust the maximum applicable rates”).

In particular, the dispute concerns (i) the improper reduction of the prices for interconnection service proposed by Telecom Italia for the year 2002, which would derive from the application—with retroactive effect—of a new criteria for the distribution of costs, considered to be unjustifiable from an economic standpoint, and (ii) the obligation to present the rates of reference for 2003 in a very short time–frame (30 days) on the basis of criteria that were never discussed during the preliminary discussions.

Argentina

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal start of proceedings to resolve the dispute which arose between the foreign investor (Telecom Italia, in this case) and the Argentine State, pursuant to the “Bilateral agreement between Italy and Argentina concerning the promotion and protection of investments”.

The proceedings are aimed at receiving compensation for the damages deriving from the emanation, on the part of the local government, of measures considered to be detrimental to the investment made in Telecom Argentina.

In particular, the notice is required in order to start the six–month period in which to effect an attempt at an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Expense Compensation to the Ministry of Defense for the Liberation of the 900 Band Frequency

The Ministry of Defense and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the frequency band in question, charging such expenses mainly to TIM as the license holder of the TAC mobile service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.

Maintaining that such judgments are not legal, since they are based upon an incorrect interpretation of Ministerial Decree 113/98 which governs the matter, said judgments have been contested before the TAR of Lazio, asking for their annulment.

Dispute Concerning Resolution 399/02

On March 3, 2003, the National Regulatory Agency and Wind were notified of the appeal presented to the TAR against Resolution 399/02/CONS regarding the “Current cost accounting guidelines for notified operations of wireline and wireless networks” which constitutes the basis for establishing the prices to be applied to operators which ask to use of the network.

Telecom Italia has contested the part of the resolution in which the National Regulatory Authority establishes that the current cost method, adopted to replace the historical cost method, should not be applied equally to the copper network, that is, the so-called “access network”, for which the National Regulatory Authority has reserved the right to make future judgment and with reference to which it should continue, therefore, to apply the historical cost method.

Item 9.    LISTING

The principal trading market for the Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (See “—Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Shares and ten Savings Shares, have been quoted on the NYSE since July 27, 1995. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE. Beginning January 4, 1999, the Shares began trading on Telematico in euro.

	Telematico		NYSE
	High	Low	High		Low
	(€)		(U.S.$)
1999:
First quarter	9.68	7.34	111	7/16	86 7/16
Second quarter	9.87	9.05	108	8/16	96 1/16
Third quarter	10.78	7.96	111	13/16	85
Fourth quarter	13.71	7.61	139 15/16		82 5/16
2000:
First quarter	19.12	11.81	195		121 9/16
Second quarter	16.08	12.78	150 6/16		117 7/16
Third quarter	14.93	11.68	145 1/16		105
Fourth quarter(1)	13.67	11.24	121 14/16		97 8/16
2001:
First Quarter	13.42	10.50	127.50		95.55
Second Quarter	12.34	9.52	113.25		83.00
Third Quarter	10.74	6.40	94.50		60.00
Fourth Quarter	9.82	8.00	90.35		75.50
2002:
First Quarter	9.73	8.55	88.75		75.18
Second Quarter	9.21	7.49	85.00		74.60
Third Quarter	8.35	7.08	83.20		71.35
Fourth Quarter	8.31	7.03	85.25		70.45
2003:
January	7.53	6.73	80.19		73.00
February	7.08	6.40	75.64		68.88
March	6.47	5.31	70.20		58.65
April	7.35	6.44	81.40		70.14
May	7.88	7.23	94.43		80.41
June (through June 16)	7.94	7.64	94.25		89.56

Source: Reuters data

(1)	The official prices of Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 2,253,738 Ordinary Share ADSs outstanding held by 107 registered holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE for the period following such date. Beginning January 4, 1999, the Savings Shares began trading on Telematico in euro.

	Telematico		NYSE
	High	Low	High		Low
	(€)		(U.S.$)
1999:
First quarter	6.24	5.11	72 3/16		58	6/16
Second quarter	5.36	4.37	61		48	10/16
Third quarter	5.46	4.52	56 14/16		49	10/16
Fourth quarter	5.76	4.18	60	5/16	46 15/16
2000:
First quarter	8.38	5.39	82	11/16	58 10/16
Second quarter	6.85	5.94	67	2/16	56 14/16
Third quarter	7.15	5.79	71		55
Fourth quarter(1)	6.29	5.50	58 8/16		52 4/16
2001:
First quarter	6.84	5.44	63.38		52.50
Second quarter	6.89	5.05	61.00		45.94
Third quarter	5.83	3.63	50.50		37.50
Fourth quarter	5.85	4.44	52.29		49.00
2002:
First Quarter	6.20	5.21	55.96		47.51
Second Quarter	6.14	4.94	57.00		50.32
Third Quarter	5.50	4.80	56.50		53.00
Fourth Quarter	5.38	4.77	56.33		48.67
2003:
January	4.90	4.39	50.50		49.49
February	4.64	4.38	52.00		49.50
March	4.44	3.35	42.97		36.00
April	4.39	3.89	47.00		42.50
May	4.76	4.32	52.70		47.25
June (through June 16)	4.86	4.61	57.59		53.00

Source: Reuters data

(1)	The official prices of the Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

At the close of business on June 16, 2003, there were 137,359 Savings Share ADSs outstanding held by 7 registered holders.

Fluctuations between the euro and the U.S. dollar will affect the dollar equivalent of the price of the Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On June 20, 2001, the Noon Buying Rate for the euro was U.S.$0.8901 = €1.00.

New Telecom Italia’s ordinary and savings shares will be listed and traded on Telematico (the transaction being conditional upon New Telecom Italia’s savings shares being listed). New Telecom Italia will, on completion of the Merger, succeed to the 1934 Act registration of Telecom Italia and become subject to the foreign private issuer reporting requirements of the 1934 Act. It is the intention of New Telecom Italia to apply for a listing, and complete such listing, on the New York Stock Exchange by the time of the effectiveness of the Merger.

Securities Trading in Italy

Since July 1994, all Italian equity securities have been traded on Telematico except for those of certain smaller companies and cooperative banks traded on Mercato Ristretto under certain specific rules concerning trading hours and procedures and for those of high growth companies traded on Nuovo Mercato.

Telematico operates under the control of CONSOB, the public authority charged, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company previously owned by the Treasury, sold through a tender offer to authorized intermediaries.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third business day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price”(2) . The Bank of Italy clearing system assists with the settlement of transactions and the delivery of securities traded.

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the Margin or the Deposit, and (ii) in case of purchases, the Margin. “Margin” means a deposit equal to 100% of the agreed price, and “Deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price(3) is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000 the most liquid shares traded on Telematico, including the Shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Shares, the Savings Shares and the TIM ordinary shares.

Effective July 1, 1998, the Italian financial markets have been regulated by the Draghi Law. With the Draghi Law, the Italian Government has introduced new laws and regulations governing some aspects of the financial sector and, in particular: (i) brokers and firms managing financial instruments; (ii) the Italian regulated Stock Exchanges; (iii) the offering to the public of financial instruments; (iv) public tender offers; (v) some aspects of corporate governance of listed companies; and (vi) insider trading. The Draghi Law contains framework provisions which have been implemented by specific regulations.

Clearance and Settlement of Telecom Italia Shares

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, a centralized securities clearing system owned by certain of the major Italian banks and financial institutions, which will open an account in the name of each company in its register.

Beneficial owners of Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Shares and Savings Shares through such accounts and may no longer obtain physical delivery of

(2)	The reference price shall be the closing-auction price. Where it is not possible to determine the closing-auction price, the reference price shall be the weighted average price of the last 10% of the quantity traded. Where no contracts have been concluded during the session, the reference price shall be determined by the Italian Exchange on the basis of a significant number of best bids and offers on the book during the session, giving greater weight to the most recent.

(3)	The daily control price shall be the reference price in the opening auction; the opening-auction price during continuous trading; the opening-auction price in the closing auction.

share certificates in respect of their Shares and Savings Shares. All new issues of Shares and Savings Shares and all other transactions involving Shares and Savings Shares must settle electronically in book-entry form.

Shares and Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such Shares and Savings Shares through Euroclear or Clearstream (outside the United States).

Item 10.    ADDITIONAL INFORMATION

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all Telecom Italia shareholders by law. See “—Description of Bylaws and Capital Stock—Capital Stock—Limitations on Voting and Shareholdings”.

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in bearer form in excess of €10,329.14 be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers, or by credit institutions or other intermediaries that effect such transactions on their behalf. In addition, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,329.14 in one year must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,329.14 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €10,329.14 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

DESCRIPTION OF BYLAWS AND CAPITAL STOCK

An extensive reform of Italian corporate law will become effective as from January 2004, pursuant to Legislative Decree n. 6/2003 (the “Vietti Law”). The Vietti Law calls for joint stock companies’ bylaws to be amended and certain decisions being taken to this end. As of now, no such decision has been taken for either the Company or New Telecom Italia.

The following description of the legislative framework consider laws and regulations which are effective as of June 16, 2003.

Bylaws

The Telecom Italia and Olivetti Extraordinary Shareholders’ Meetings held on May 24 and 26, 2003 respectively, resolved upon–among others–the approval of the plan of merger of Telecom Italia with and into Olivetti. In this transaction, the surviving company will be Olivetti, but a change in bylaws is expected. In fact the bylaws of New Telecom Italia (which are attached to the plan of merger) will correspond to Telecom Italia’s by-laws, except for minor changes.

Object

Telecom Italia’s (and New Telecom Italia’s) objects are described in Article three of Telecom Italia’s bylaws. Such objects are:

•	to install and operate fixed or mobile equipment and installations for the purpose of providing and operating licensed telecommunications services for public use, and to carry out the activities directly or indirectly related thereto;

•	to hold interests in other businesses falling within the scope of the above stated corporate object or otherwise related thereto;

•	to control and provide the strategic, technical, administrative and financial coordination, overseeing and managing the financial activities of controlled companies and businesses, and carrying out all transactions related thereto.

Directors

There are no provisions in Telecom Italia bylaws relating to: (1) the power of a director to vote on a proposal in which such director is materially interested, (2) the power of a director to (in the absence of an independent quorum) vote compensation to itself or any member of its body, (3) the power of a director to borrow money from the Company, (4) the retirement of a director under an age limit requirement and (5) the number of shares required for director’s qualification.

Under Italian law:

•	where a director (either directly or on behalf of third parties) has an interest in any specific transaction, which is in conflict with the interest of the company, such director is obliged to disclose this situation to the Board of Directors and the Board of Statutory Auditors and to abstain from voting. The Board adopted specific principles referring to related parties tarnsactions, which govern some aspects of the Board’s activity, in case of interest of one of its members;

•	the compensation of directors and of members of the Executive Committee, if any, is determined by the bylaws or resolved upon by the shareholders in the ordinary meeting. Telecom Italia shareholders approve and fix an overall compensation for the whole Board of Directors, the allotment of this overall compensation among its members is decided by the Board itself.

The Board of Directors grants specific positions to any of its members in compliance with the bylaws of the company; such positions include, among others, those of Chairman and Managing Director. The remuneration corresponding to such positions is then defined by the Board of Directors in its discretion, after acknowledging the opinion of the Board of Statutory Auditors.

There are no provisions in Italian law that govern the issue of directors borrowing money from the company and that set age or shareholding requirements for directors’ qualification.

Capital Stock

General

As of June 16, 2003, the full paid-in capital stock amounted to €4,023,833,058.30 and was constituted by 5,262,938,081 Shares and 2,053,122,025 Savings Shares, each of €0.55 par value.

In partial implementation of the authorization granted by the shareholders on December 15, 1998, the Board of Directors:

•	on December 17, 1999 passed a resolution to increase the share capital by payment of up to a maximum of €9,127,470, (such amount being the result of the conversion and recalculation of the previous lire amount following the May 3, 2001 shareholders’ meeting), by issuing a maximum of 16,595,400 Shares (of which 7,594,600 were issued as of June 20, 2002);

•	on June 12, 2001 passed a resolution to increase the share capital by payment of up to a maximum of €8,398,500 by issuing a maximum of 15,270,000 Shares;

•	on March 26, 2002 passed a resolution to increase the share capital by payment of up to a maximum of €3,025,000, by issuing a maximum of 5,500,000 Shares;

•	on February 13, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of 4,559,445.00 euros through the issue of a maximum of 8,289,900 Shares; and

•	on March 11, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of 13,570,205.00 euros through the issue of a maximum of 24,673,100 Shares.

See “Item 6. Directors, Senior Management and Employees—Options to Purchase Securities from Registrant”.

In partial implementation of the authorization granted by the shareholders on June 12, 2001, the Board of Directors:

•	on March 26, 2002 passed a first resolution to increase the share capital by payment of up to a maximum of €33,236,500, by issuing a maximum of 60,430,000 Shares;

•	on March 26, 2002 passed a second resolution to increase the share capital by payment of up to a maximum of €6,490,000, by issuing a maximum of 11,800,000 Shares;

•	on February 13, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of €127,050.00 through the issue of a maximum of 231,000 Shares; and

•	on March 11, 2003, resolved to increase the share capital by payment up to an amount of nominal maximum of €296,450.00 through the issue of a maximum of 539,000 Shares.

The bylaws of New Telecom Italia will take into account the aforementioned capital increases, by permitting the issue of a number of shares updated in accordance to the applicable assigment ratios, as provided for in the merger plan, while the exercise price of the various options with respect to the total number of shares updated as above will remain unchanged. In this connection, the owner of Telecom Italia stock options will maintain the right to subscribe, at the price already fixed, for the number of New Telecom Italia shares corresponding to the proper assignment ratio.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Pursuant to Telecom Italia’s bylaws any reduction in share capital made for the purpose of absorbing losses is applied to the par value of the Shares until they have been reduced to zero and only then is the par value of the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

Form and Transfer

The Dematerialization Decree provides for the dematerialization of financial instruments publicly traded on regulated markets, including treasury bonds.

As a result, Shares and Savings Shares must be held with Monte Titoli. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli, and beneficial owners of Shares and Savings Shares may hold their interests through special deposit accounts with any such participant. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their Shares, collect dividends and exercise other rights (including voting rights) with respect to those shares through such accounts. Such shares held by Monte Titoli are transferred between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

Voting rights relating to Shares and Savings Shares that have not been deposited with Monte Titoli may be exercised only by depositing them with an authorized intermediary, with the subsequent issuance of the necessary certification. The Company may be requested to perform the functions of an intermediary.

Each person owning a beneficial interest in Shares and Savings Shares held through Euroclear or Clearstream must rely on the procedures of Euroclear or Clearstream, respectively, and of institutions that have accounts with Euroclear or Clearstream to exercise any rights of a holder of shares. Holders may request Euroclear or Clearstream to transfer their Shares and Savings Shares to an account of such holder with a participant of Monte Titoli, in which case such holders may transfer their shares, collect dividends and exercise other shareholder rights through that participant. Any such transfer through that participant is not subject to Italian transfer tax if non-Italian parties are involved. See “—Taxation”.

Meetings of Shareholders

Holders of Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings (“Shareholders’ Meetings”). At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Share held. Votes may be cast personally or by proxy. Holders of Shares can also vote by mail.

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary. A minimum of two statutory auditors can call the Company’s shareholder meetings.

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Shares (i) approve the annual accounts, (ii) appoint directors and statutory auditors and determine their remuneration, when necessary, and (iii) vote on any business matter submitted by the directors. Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”).

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Shares represented at a duly called meeting.

Extraordinary Shareholders’ Meetings are duly constituted with the attendance of more than one-half or one-third or one-fifth of the company’s share capital shareholders, on the first call, second call and third call, respectively. The favorable vote of at least two-thirds of the Shares represented at the meeting is necessary for the resolution approval. Resolutions concerning capital increases with the exclusion or limitation of subscription rights must always be approved by holders of more than 50% of the shares outstanding, irrespective of the call in which the resolution is taken.

The annual accounts of the Company are submitted for approval to the annual Shareholders’ Meeting, which must be convened within six months after the end of the financial year to which they relate. Shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice in Gazzetta Ufficiale at least 30 days before the date fixed for the meeting. In the case of a Shareholders’ Meeting that is called at the request of the minority shareholders or a Shareholders’ Meeting called to approve the liquidation of the Company, the notice period is reduced to 20 days. The notice period is reduced to 15 days if the Company is subject to a tender offer and a Shareholders’ Meeting is called to consider defensive actions against such tender offer (in which case resolutions must be approved by at least 30% of the holders of the voting shares outstanding at all calls of the Shareholders’ Meeting). The notice must also be published in at least one national daily newspaper.

To attend any Shareholders’ Meeting, holders of Shares must be in possession of appropriate certification issued by an authorized intermediary. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing ADSs to attend Shareholders’ Meetings and exercise voting rights with respect to underlying Shares. See “—Description of American Depositary Receipts—Voting of Deposited Securities”.

Shareholders may attend the meeting by proxy using a power of attorney. Any one proxy cannot represent more than 200 shareholders. A proxy may be appointed only for one single meeting (including, however, the first, second and third call) and may be substituted only by the person expressly indicated in the form. The proxy can neither be a director, statutory auditor, employee of the company or of one of its controlled subsidiaries, nor a controlled company or the independent auditors of Telecom Italia or shareholders, directors, statutory auditors or employees of such independent auditors.

Votes by proxy may be solicited and collected for the shareholders’ meetings of listed companies. Proxy solicitation provisions allow individuals (so-called consignors), to promote, through special brokers, the soliciting of votes by proxy at shareholders’ meetings. The ownership—including joint ownership—of at least 0.5% (such reduced limit was introduced by CONSOB for Telecom Italia and other listed companies; the general ownership requirement is 1%) of the company’s voting share capital (registered in the shareholders’ register for at least six months) is a requisite for becoming a consignor. Soliciting brokers may be investment companies, banks, asset management companies and joint-stock companies, with soliciting votes by proxy as their only corporate object.

Shareholders associations composed of at least 50 people, each with no more than 0.1% voting share capital, may collect proxies among their group. In order to facilitate such operation among employee shareholders, the Bylaws provides that special spaces will be made available to such shareholders associations where information about solicitation can be made available and proxy collection operations can be carried out.

Votes may also be cast by mail. The “vote by mail” system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) the notice must also be sent to the centralized securities depositary system which will in turn distribute the notice to the depositary banks; (c) shareholders wishing to vote by mail must send the company a certification issued by the depositary banks certifying their shareholding and a special form (so called ballot) made available to such purpose by the issuer, which has to comply with specific CONSOB requirements; (d) such special forms are kept by the Chairman of the Board of Statutory Auditors until the votes are counted; (e) votes cast by mail must be delivered to the company at least 48 hours prior to the Shareholders’ Meeting; and, finally, (f) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting.

The shareholders’ meetings may be called when requested to the Board of Directors by shareholders representing at least 10% of a company’s share capital, while action against directors, statutory auditors and general managers may be promoted by shareholders representing at least 5% of the Company’s share capital and who have been registered for at least six months. The Board of Directors can decide, in the best interest of the Company, not to call a shareholders’ meeting despite the request of the shareholders. The shareholders can appeal the decision of the Board to the Court, and the Court can issue a decree ordering the call of the meetings. The Board of Directors does not have the discretion to ignore a request to call a shareholders’ meeting if such request is made by shareholders representing at least 20% of the company’s share capital.

Although holders of Savings Shares are not entitled to vote in meetings of holders of Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meetings or, in default, by the President of the Court, is entitled to (i) inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The saving shareholders Meeting held on October 31, 2001 appointed Mr. Carlo Pasteris as joint Representative for a three year period ending on October 31, 2004.

Special Meetings may be called when deemed necessary or upon request by saving shareholders representing at least 1% of the outstanding Savings Shares either by the Joint Representatives or by the

Company’s Board of Directors in order to (a) appoint and revoke the Joint Representative, (b) approve the resolutions of the Shareholders’ Meetings that may affect the rights of Savings Shares, (c) set up an expense fund for the coverage of costs incurred in protecting rights of the Saving Shareholders, (d) negotiate possible disputes with the Company; and (e) resolve other issues relating to their position as holders of Savings Shares. To adopt resolutions related to (a), (c) and (e) above, a favorable vote of at least 20% of the Savings Shares is required at Special Meetings held on the first call, a favorable vote of at least 10% is required at Special Meetings held on the second call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Shares is required at all calls of the Special Meetings.

To attend any Special Meeting, the holders of Savings Shares must be in possession of an appropriate certification issued by an authorized intermediary. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing Savings Share ADSs to attend Special Meetings and exercise voting rights with respect to underlying Savings Shares. See “—Description of American Depositary Receipts—Voting of Deposited Securities”.

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net profits in the amount of 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is 2% of the par value of the Savings Shares greater than that received by holders of the Shares.

The shareholders’ meeting on May 24, 2003 amended the relevant clause in order to allow the Annual Ordinary Shareholders’ meeting, in case the net profits for the previous years are not enough, to satisfy the aforementioned preferential rights by distributing reserves.

Subscription Rights

New Shares and/or Savings Shares may be issued pursuant to a resolution of holders of Shares at any extraordinary Shareholders’ Meeting. Pursuant to Italian law, shareholders (including holders of Savings Shares) are entitled to subscribe for new issues of Shares and/or Savings Shares, debentures convertible into Shares and/or Savings Shares and rights to subscribe for Shares and/or Savings Shares in proportion to their respective shareholdings.

Subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolution taken by an extraordinary Shareholders’ Meeting by the affirmative vote of holders of more than 50% of the Shares outstanding. This majority is required at the first, second and third call.

The shareholders can adopt a resolution, at an extraordinary Shareholders’ Meeting, to convert available reserves into additional share capital. In such case, either the par value of all outstanding Shares is identically raised or the Shares resulting from the increase in share capital are allocated to the shareholders in proportion to their ownership before the increase without further contribution or payment from the shareholder.

Liquidation Rights

Subject to the satisfaction of all other creditors, holders of Shares are entitled to a distribution in liquidation. Holders of Savings Shares and preferred shares, if any, are entitled to a preferred right to distribution from liquidation up to their par value. No liquidation dividend is payable to the holders of other classes of shares until such preferential right has been satisfied in full. Thereafter, if there are surplus assets, holders of all classes of shares rank equally in the distribution of such surplus assets. Shares rank pari passu among themselves in a liquidation.

Purchase of Shares or Savings Shares by the Company

The Company may purchase its own Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The par value of the Shares or Savings Shares purchased by the Company, including the Shares or Savings Shares, if any, held by the Company’s subsidiaries may not exceed 10% of the Company’s share capital. The Company may purchase its own Shares or Savings Shares either on the market or through a tender offer, according to the terms and conditions agreed with Borsa Italiana.

A corresponding reserve equal to the purchase price of such Shares or Savings Shares has to be created on the Company’s balance sheet. Such reserve is not available until such Shares or Savings Shares are sold or disposed of or canceled by the Company. Shares or Savings Shares purchased and held by the Company or one of its subsidiaries may be disposed of only pursuant to a resolution of the Company’s or, if applicable, its subsidiary’s Shareholders’ Meeting.

Neither the Company nor any company under its control may vote or subscribe for new Shares or Savings Shares of the Company. These subscription rights accrue to the other holders so long as such Shares or Savings Shares are held by the Company or a company under its control. The Shares or the Savings Shares, as long as they are owned by the Company, are not entitled to receive dividends.

On November 7, 2001, the shareholders’ ordinary meeting of Telecom Italia granted Telecom Italia’s Board of Directors authorization for the buyback of Shares or Savings Shares, or both, up to a maximum amount of €1.5 billion, provided however that the total number of shares acquired should not exceed 10% of registered capital. The share buyback could be undertaken on one or more occasions within a period of 18 months, starting from November 7, 2001, and would be undertaken in accordance with conditions agreed with the Italian Stock Exchange in order to guarantee equal shareholders’ treatment. The purchase price of each share was expected to be neither 15% higher nor 15% lower than the average of the reference prices recorded by the Italian Stock Exchange in the three trading days preceding each individual transaction. The authorization for the buy back expired on May 7, 2003. The disposal of the shares purchased pursuant to the share buy-back program is not subject to any time limit. Disposal of the shares may take place in one or more transactions and the shares may be disposed of by sale or exchange, including public offers and offers to shareholders, employees, directors and certain agents of Telecom Italia. The shares purchased pursuant to the share buy-back may also be disposed of within the framework of any stock option or share incentive plans. In the case of a sale, the sale price may not be less than the lowest purchase price; the shares may also be disposed of by coupling them with bonds or warrants. The sale price limit will not be applicable to disposal of shares in respect of employees, directors or collaborators of Telecom Italia, within the framework of any share incentive plans or stock option plans.

As of June 16, 2003, Telecom Italia owns 6,195,500 of its own Shares and 54,309,500 of its own Savings Shares. As a result of the Merger, the ordinary and savings shares treasury stock will be cancelled.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 2%, 5%, 7.5%, 10% and all higher multiples of five, in the voting shares of a listed company, must be notified to the listed company and to CONSOB within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. CONSOB must make such information public within three trading days from the notification.

For purposes of the disclosure requirements referred above: (i) a person’s holding must include both the shares owned by such person, even if the voting rights belong or are assigned to third parties, and the shares whose voting rights belong or are assigned to such person; (ii) a person’s holding shall also include both the shares owned by nominees, trustees or subsidiary companies and the shares of which the voting rights belong or are assigned to such persons; (iii) shares registered in the names of or endorsed to trustees and those whose voting rights are assigned to an intermediary in connection with collective or individual portfolio management services are not to be attributed to the persons controlling the trustee or the intermediary.

For the purposes of the disclosure requirements for 5%, 10%, 25% 50% and 75% thresholds, the calculation of holdings shall also include issued and subscribed shares that a person may buy or sell on his own initiative, either directly or through nominees, trustees or subsidiary companies. Shares that may be acquired by exercising conversion rights or warrants shall be included in the calculation only if the acquisition can be made within sixty days.

Shareholder agreements concerning the voting shares of a listed company must be notified to CONSOB and to the company if they include agreements on the exercise of voting rights and/or duties of consultation before voting. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it. When listed companies change their share capital, they must notify CONSOB and Borsa Italiana of the amount of the share capital and the number and classes of shares into which it is divided. CONSOB and Borsa Italiana must make the information available to the public no later than the day following the notification. The notification shall be made no later than the day following the event causing such modification or the day following the filing of the amended bylaws.

Any holdings by a listed company of an interest in excess of 10% in the voting shares of an unlisted company must be notified to CONSOB and to the company. The reduction of the participation within the 10% threshold must be notified to the company only. Notifications to CONSOB must be made within 30 days from the approval by the Board of Directors of the half-year and the annual reports; notifications to the company whose shares are being acquired or sold must be made within seven days from the transaction which results in exceeding or going within the 10% threshold. Such information must be made public when the half-year and the annual reports are deposited. For purposes of calculating the interest threshold above, the following unlisted companies shares must be taken into account: (i) shares owned by a listed company even if the voting rights belong to a third party; and (ii) shares attributing voting rights to a listed company if such voting rights grant the listed company dominant or significant voting powers.

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—Regulation—Competition Law”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of Telecom Italia on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations described below, which apply equally to all owners of Shares.

Special Powers of the State

Telecom Italia’s Bylaws include special powers granted to the State as permitted by the Privatization Law. See “Item 7. Major Shareholders and Related-Party Transactions—Continuing Relationship with the Treasury”.

The special powers included in Telecom Italia’s Bylaws are as follows:

Approval of Material Acquisitions of Shares.    The State has the authority to approve or disapprove of the acquisition of material interests in the share capital of Telecom Italia (which is defined as 3% of the voting share capital). The Board of Directors is required to notify all such acquisitions to the Ministry of the Treasury. Until approval, the purchaser of the Shares may not vote the Shares and in case of disapproval or the expiration of the 60-day term within which the Minister of the Treasury has to make a decision. Short of approval by the Minister of the Treasury, the purchaser is obligated to resell the Shares within one year. (This power will remain in force in New Telecom Italia’s bylaws)

Approval of Material Voting Agreements.    The State has the authority to approve or disapprove of voting agreements involving a material amount of voting share capital (5% of the voting share capital or any lesser percentage as may be established by decree of the Minister of the Treasury). CONSOB is required to notify the Ministry of the Treasury of any voting agreements reported to it. Until approval, the shareholders participating in the voting agreement may not vote the Shares and in case of disapproval or the expiration of the 60-day term within which the Minister of the Treasury is required to make a decision without approval, the voting agreement is nugatory. Resolutions adopted with the decisive vote of shareholders linked by a shareholders’ agreement which, although not approved by the Treasury, is demonstrated by the shareholders’ behavior during the meeting may be challenged and voided. (This power will be deleted in New Telecom Italia’s bylaws)

Veto Power over Major Changes.    The State has veto power on resolutions to dissolve the company, approve mergers, demergers or disposition of the business, transfer the registered office abroad, change the corporate purposes or amend or modify the Minister of the Treasury’s special powers. (This power will remain in force in New Telecom Italia’s bylaws)

Board of Directors and Board of Statutory Auditors Representation.    The State has the power to appoint to the Board of Directors one director and to appoint to the Board of Statutory Auditors one member. (This power will be deleted in New Telecom Italia’s bylaws)

The foregoing special powers, which became effective on July 15, 1997, were granted to the Minister of the Treasury and will remain in effect, until such time as the process of liberalization of the telecommunications industry has reached a sufficiently advanced stage and the National Regulatory Authority has become firmly established. The determination that these conditions have been met shall be made by means of a decree of the Italian Prime Minister.

Voto di Lista

Pursuant to Telecom Italia’s Bylaws, the election of directors and statutory auditors, other than those appointed pursuant to the special powers described above, is made through the “voto di lista” system. The “voto di lista” system is primarily aimed at ensuring that minority shareholders are represented on the Board of Directors and Board of Statutory Auditors. For the Board of Statutory Auditors, representation of minority shareholders is mandatory.

By the “voto di lista” system, the Board of Directors is elected on the basis of lists or slates of candidates presented by the shareholders or by the outgoing Board of Directors; candidates are listed by means of progressive numbers. Each shareholder may submit only one slate, and each candidate may appear only on one slate. Only those shareholders who alone or together with other shareholders hold a total number of Shares representing at least 1% of the share capital entitled to vote at the Shareholders’ Meeting may submit slates. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three or four, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors.

Olimpia, who will be New Telecom Italia’s largest shareholder, may have the ability under the “voto di lista” system to propose a slate of directors and therefore the ability to cause its slate to be elected subject to minority shareholder representation. If Olimpia’s slate obtains the majority of the shareholders’ vote, Olimpia may be able to elect four-fifths of the directors of New Telecom Italia and consequently have substantial involvement in the day-to-day activities of New Telecom Italia and a significant influence on all matters to be decided by a vote of shareholders. See “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2002—The Pirelli-Olimpia Transaction”.

The election of the Board of Statutory Auditors is governed by the same procedures used for the election of the Board of Directors as far as presentation, filing and publication of slates are concerned. If the Board of Statutory Auditors is composed of three members one member of the Board of Statutory Auditors must be taken from the minority slate that obtains the largest number of votes. Two members must be taken from the minority slates if the Board of Statutory Auditors is composed of more than three members. According to New Telecom Italia’s bylaws, the board will be composed of either three or five members.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

The Company has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of February 14, 1995, provides for the deposit of Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, dated as of February 24, 1995 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive ten Shares (in the case of each Ordinary Share ADS) or 10 Savings Shares (in the case of each Savings Share ADS) in each case deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the “Deposited Securities”) with the Custodian, currently the Milan office of JPMorgan Chase Bank (together with any successor or successors thereto, the “Custodian”). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Transfer and Withdrawal

In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Shares (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such Deposited Securities; (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such Deposited Securities or right to subscribe for additional Shares or indemnity therefore; and (d) proxies entitling the Custodian to vote such Deposited Securities until registered in its name. At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive certificates for Shares to be deposited, together with any other documents and payments required under the Deposit Agreement, for the purpose of forwarding such Share certificates to the Custodian for deposit thereunder. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to any distribution upon Deposited Securities or change affecting Deposited Securities, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. The Depositary agrees to instruct the Custodian to place all Shares accepted for deposit into a segregated account separate from any Shares of the Company that may be held by such Custodian under any other depositary receipt facility relating to the Shares. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. Neither the Depositary nor the Custodian shall lend Deposited Securities.

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian (or such other evidence as the Company may accept), the Depositary, subject to the Deposit Agreement, shall execute and deliver at the designated transfer office in the Borough of Manhattan, the City of New York (the “Transfer Office”), to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs). The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, non-assessable and free of preemptive rights, that the person making such deposit is duly authorized so to do and that such Shares are not restricted securities as such term is defined in Rule 144 under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of ADRs in form satisfactory to the Depositary at the Transfer Office, the Holder is entitled to delivery at the Custodian’s office of the Deposited Securities at the time represented by the ADSs evidenced thereby. At the request, risk and expense of the Holder of an ADR, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder.

Distributions on Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefore at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADRs evidenced by such Holder’s ADSs:

(a) Cash.    Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or authorized portion thereof (“Cash”), on an averaged, if possible, or other practicable basis, subject to appropriate adjustments for (i) taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b) Shares.    (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”) and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefore, as in the case of Cash.

(c) Rights.    (i) Warrants or other instruments in the discretion of the Depositary after consultation with the Company, to the extent practicable, representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-

transferability of the Rights, limited markets therefore, their short duration or otherwise, nothing (and any Rights may lapse).

(d) Other Distributions.    (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions).

To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary, after consultation with the Company, may make such distribution as it so deems practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder’s ADRs (without liability for interest thereon or the investment thereof).

There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

Disclosure of Interests

To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary’s compliance with any Company instructions in respect thereof, and the Depositary will use reasonable efforts to comply with such Company instructions.

Record Dates

The Depositary shall, after consultation with the Company, if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders at the close of business on such record date shall be so entitled.

Voting of Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Deposited Securities the Depositary will, unless otherwise instructed by the Company, promptly thereafter, mail to all Holders a notice containing (i) the information (or a summary thereof in a form provided by the Company) included in any such notice received by the Depositary, including the agenda for the meeting, (ii) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to applicable provisions of Italian law and of the Company’s Certificate of Incorporation and Bylaws (any such provisions will be adequately summarized in such notice in a form provided by the Company), to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the number of Deposited Securities represented by their respective ADSs, (iii) a statement as to the manner in which such instructions may be given, and (iv) a statement (in a form provided by the Company) as to the arrangements required in order to request that the Depositary obtain the issue of such proper document as would permit the Holder to vote the underlying Deposited Securities in the name of the said Holder. Upon the written delivery of instructions by a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Deposited Securities represented by the ADSs, including without limitation Italian law and the Certificate of Incorporation and Bylaws of the Company to cause to be voted the Shares represented by the ADSs evidenced by such Holder’s ADRs in accordance with any instructions set forth in such request. In addition, in accordance with Italian law and the Certificate of Incorporation and Bylaws of the Company, a precondition for exercising any voting rights with respect to any Shares is that such Holder deposit in a blocked account established for such purpose the relevant ADS at least five days prior to the date of the related shareholders’ meeting.

The Depositary also agrees that, upon written request of a Holder received on or before the date established by the Depositary for such purpose, requesting that the Depositary obtain the issue of the proper document to enable him to vote, it shall use its reasonable efforts to obtain the issuance of such document as early as reasonably practicable prior to such meeting.

The Depositary shall not itself vote or attempt to exercise the right to vote that attaches to Deposited Securities other than in accordance with instructions received from a Holder as set forth above.

A Holder desiring to exercise voting rights on the basis of the document referred to above with respect to the Shares represented by its ADSs may do so by (a) depositing its ADRs in a blocked account with the Depositary until the completion of such meeting and (b) instructing the Depositary to (i) furnish the Custodian with the name and address of such Holder, the number of ADSs represented by ADRs held by such Holder and any other information required in accordance with Italian law or the Company’s Certificate of Incorporation and Bylaws and (ii) notify the Custodian of such deposit.

The Depositary and the Company may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with mandatory provisions of Italian law and the Certificate of Incorporation and Bylaws of the Company and interpretations thereof. There can be no assurance that such amendments, modifications or additional voting procedures will not limit the practical ability of Holders to exercise voting rights in respect of the Shares represented by the ADSs.

Under Italian law, shareholders at Shareholders’ Meetings may modify the resolutions presented for their approval by the Board of Directors. In such case Holders who have given prior instructions to vote on such resolution will be deemed to have elected to have abstained from voting on any such revised resolution.

When the Company makes its annual accounts available at its offices in connection with a general meeting of shareholders at which a vote will be taken on such accounts, the Company will deliver to the Depositary and the Custodian copies of such accounts. Until such meeting, the Depositary will make available copies of such accounts for inspection at the office of the Depositary in New York, the office of the Custodian in Milan, Italy and any other designated transfer offices.

The Depositary and the Company agree to use reasonable efforts to make and maintain arrangements to enable Holders to vote the Shares underlying their ADRs.

Inspection of Transfer Books

The Deposit Agreement provides that the Depositary or its agent will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

Reports and Other Communications

The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian and at the Transfer Office. The Depositary will mail copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares (other than copies of Italian law) and any other Deposited Securities issued by the Company or any affiliate of the Company, if any, and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions (other than copies of Italian law) as so changed.

Changes Affecting Deposited Securities

Subject to the terms of the Deposit Agreement and the ADRs, the Depositary may, in its discretion, upon consultation with the Company, if practicable, amend the ADRs or distribute additional or amended ADRs (with or without calling ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefore to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADRs or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by ADRs shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

Amendment and Termination of Deposit Agreement

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities, transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities and expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement and the ADRs as amended thereby.

The Depositary shall, at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment within such 90 days. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except for any indemnification obligations to the Company and to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Charges of Depositary

The Depositary may charge each person to whom ADRs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions, and each person surrendering ADRs for withdrawal of Deposited Securities, U.S. $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). These charges may be changed as permitted in the Deposit Agreement.

Liability of Holders for Taxes

If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to an ADR, any Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination or, only for those reasons set forth in General Instruction I.A.(1) of Form F-6 under the Securities Act, any withdrawal of Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the respective Holder any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the respective Holder remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Shares.

In connection with any distribution to Holders, the Company or its agent will remit to the appropriate governmental authority or agency all amounts (if any) required under applicable law to be withheld and remitted by the Company or such agent and owing to such governmental authority or agency by the Company or such agent; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and remitted by the Depositary or the Custodian and owing to such authority or agency by the Depositary or the Custodian. The Depositary shall forward to the Company or its agent such information from its records as the Company may request to enable the Company or its agent to file necessary reports with governmental authorities or agencies. In the event that the Depositary determines that any distribution in property other than cash (including Shares and rights to subscribe therefore) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefore) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or charges to the Holders entitled thereto as in the case of a distribution of Cash.

The Depositary and the Company agree to use reasonable efforts to make and maintain arrangements to enable persons that are considered United States residents for purposes of applicable law to receive any rebates, tax credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled. Notwithstanding the above, the Company may, by written notice to the Depositary, modify or withdraw the procedures described in this paragraph (including by ceasing to pay to the Depositary any amounts in respect of refunds of Italian withholding taxes), to the extent the Company determines that its participation in the refund process is no longer lawful or practical.

See “—Taxation” for additional information on tax issues relating to ADRs.

General Limitations

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, regulation, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities (provided such action or omission is in good faith), for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary.

Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the last sentence of this paragraph, the withdrawal of any Deposited Securities, and from time to time, the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The Depositary shall provide to the Company, promptly upon its written request, copies of any such proofs of citizenship or residence or other information referred to in (b) above so requested. The issuance of ADRs, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the last sentence of this paragraph, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR register or any register for Deposited Securities is closed or when any such action is deemed necessary or advisable by the Depositary or the Company. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

Governing Law

The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

JPMorgan Chase Bank

The Depositary is JPMorgan Chase Bank, a New York banking corporation, which has its principal office located in New York, New York. JPMorgan Chase Bank is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

The Consolidated Balance Sheets of J.P. Morgan Chase & Co. Incorporated (“J.P. Morgan”), the parent corporation of JPMorgan Chase Bank, are set forth in the most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the SEC.

The Articles of Association of JPMorgan Chase Bank and Bylaws together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan are available for inspection at the Principal New York Office of the Depositary.

TAXATION

Unless otherwise indicated, for purposes of the following discussion regarding taxation the Shares and the Savings Shares are collectively referred to as the “Telecom Italia Shares.”

Italian Taxation

The following is a summary of certain Italian tax consequences of the purchase, ownership and disposition of Shares, Savings Shares or ADRs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADRs. For purposes of Italian law and the Italian-U.S. income tax convention (the “Treaty”), holders of American Depositary Shares which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be.

Income Tax

Savings Shares, Shares and ADRs. Under Italian law dividends paid to holders of Savings Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

With respect to dividends paid to beneficial holders of Shares and ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected, Italian law provides for a 27% withholding tax on dividends paid.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Non-resident holders of Shares and ADRs have the right to recover, up to four-ninths of the 27% substitute tax on their dividend income, the income tax paid in their home country on the same dividend income providing adequate evidence, within 48 months from the date of payment of the foreign income tax.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under the Treaty.

U.S. resident owners of Shares and ADRs may be entitled to reduced rates of tax on their dividends under the Treaty. Under circumstances where a U.S. resident owner is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty provides that Italian taxes cannot exceed 15% of gross dividends.

To qualify for the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must provide the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i)	a declaration by the beneficial owner containing all the data identifying this person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

(ii)	a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission.

The time for processing requests for certification by the U.S. Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, eligible ADR holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to claim the reduced rate provided by the Treaty.

The Depositary’s instructions, which will be sent to all ADR holders before the dividend payment date, will specify certain deadlines for delivering to the Depositary any documentation required to obtain the reduced rate provided by the Treaty, including the certification that the eligible ADR holders must obtain from the U.S. Internal Revenue Service. In the case of ADRs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the eligible ADR holders should deliver the required documentation directly to the Depositary.

If the holder of Shares or ADRs fails to obtain the reduced rate provided by the Treaty, a refund equal to the difference between the Treaty rate and the Italian 27% tax must be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities pursuant to the Treaty.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is payable upon the transfer of Telecom Italia Shares through Telematico. Other types of transfers of shares listed on Telematico and ADSs are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

•	€0.0258 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made either (i) between bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

•	€0.0062 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between banks, SIMs or exchange agents.

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or demerger of Italian companies does not constitute a disposition of shares. Simply, the tax value and the holding period of the exchanged shares is rolled over to the shares received in exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

In addition, with respect to these non-resident holders, Telecom Italia could require a simple declaration in which they have to declare that they are U.S. residents for tax purposes.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADR’s) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 25% of the share capital of other companies.

The relevant percentage is calculated taking into account the holdings sold during a 12-month period. Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident will not be subject to CGT unless the Telecom Italia Shares or ADRs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Telecom Italia Shares or ADRs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of 18 October 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of October 25, 2001.

However, for donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such donee exceeds € 180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e. registration tax at the flat rate of € 129.11).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the donee sells the shares for consideration within 5 years from the receipt thereof as gift, the donee will be required to pay the relevant CGT, where applicable, as if the gift has never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to U.S. holders who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includible in gross income regardless of its source.

This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the Italian-U.S. income tax convention (the “Treaty”). These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	partnerships;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	financial institutions;

•	persons who own the Telecom Italia Shares or ADRs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Telecom Italia Shares or ADRs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes; or

•	persons who actually or constructively own 10% or more of the Company’s voting stock.

Please consult your tax advisors with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADRs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions. For U.S. federal income tax purposes, holders of ADRs evidencing American Depositary Shares will be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those American Depositary Shares and the discussion of U.S. federal income tax consequences to holders of ADRs applies as well to holders of the underlying Shares or Savings Shares, as the case may be.

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), without reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by noncorporate U.S. holders on Telecom Italia Shares or ADRs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

You will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADRs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary in the case of U.S. holders of ADRs, or by the U.S. holder in the case of U.S. holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions, Italian taxes withheld from distributions at the rate provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s federal income tax liability.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends the Company distributes with respect to the Telecom Italia Shares or ADRs will generally constitute “passive income.” You should consult your tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

Taxation of capital gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Telecom Italia Shares or ADRs in the same manner as you would on the sale or exchange of any other shares of stock held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the Telecom Italia Shares or ADRs. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADRs or Telecom Italia Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•	provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure About Market Risk”.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.    CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, the Company, under the supervision and with the participation of our management, including the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Telecom Italia’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in the Company’s internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

Item 16.    [Reserved]

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(b) Exhibits

1.1 Bylaws of the Company.

2.1 Deposit Agreements.

(a) Deposit Agreement dated as of February 14, 1995, as amended, among the Company, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company. *

(b) Deposit Agreement dated as of February 28, 1995, as amended, among the Company, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank), as Depositary and holders from time to time of American Depositary Receipts representing Savings shares of the Company. *

4.1 Public Telecommunications Licenses.*

(a) Decision No. 820/00/CONS of 22.11.2000

Individual license for installation and supply of public telecommunications networks and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.

8.1 List of Subsidiaries.

Please see “Item 4. Information on the Telecom Italia Group—Business—Overview of the Telecom Italia Group’s Major Business Areas” and “—Business Units”.

*	Incorporated by reference to the Exhibits filed with the Company’s Registration Statement on Form 20-F/A on June 29, 2001.

10(a) Reports and consents of Auditors

(i) Consent of Reconta Ernst and Young S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telecom Italia S.p.A. for the fiscal years ended December 31, 2002 and 2001.

(ii) Consent of Deloitte & Touche Sociedad de Auditores y Consultores Limitada, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Empresa Nacional de Telecomunicaciones S.A. (Chile) for the fiscal years ended December 31, 2002 and 2001.

(iii) Consent of PricewaterhouseCoopers S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Finsiel Consulenza e Applicazioni Informatiche S.p.A. for the fiscal years ended December 31, 2002 and 2001.

(iv) Consent of KPMG Austria GmbH and Grant Thornton—Jonasch & Platzer, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the combined consolidated financial statements of Mobilkom Austria A.G. for the fiscal year ended December 31, 2001.

(v) Consent of KPMG Austria GmbH and Grant Thornton—Jonasch & Platzer, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telekom Austria A.G. for the fiscal year ended December 31, 2001.

(vi) Consent of PricewaterhouseCoopers, Independent Accountants, dated June 23, 2003, relating to the independent audit report on the financial statements of Is—TIM Telekomunikasyon Hizmetleri A.S. for the fiscal year ended December 31, 2001.

(vii) Consent of PricewaterhouseCoopers S.p.A., Independent Accountants, dated June 23, 2003, relating to the independent audit report on the consolidated financial statements of Telecom Italia S.p.A. for the fiscal year ended December 31, 2000.

12(a) 906 Certification submitted for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/s/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

Dated  June 24, 2003

Certifications

Certification by the Executive Chairman of Telecom Italia S.p.A.

I, Marco Tronchetti Provera, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ MARCO TRONCHETTI PROVERA

Name:	Marco Tronchetti Provera
Title:	Executive Chairman

June 24, 2003

A-I

Certification by the Chief Executive Officer of Telecom Italia S.p.A.

I, Carlo Orazio Buora, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ CARLO ORAZIO BUORA

Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

June 24, 2003

A-II

Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A.

I, Enrico Parazzini, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Italia S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

4.	The registrants’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrants’ other certifying officers and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

6.	The registrants’ other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ ENRICO PARAZZINI

Name:	Enrico Parazzini
Title:	Chief Financial Officer

June 24, 2003

A-III

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A., a subsidiary of Olivetti S.p.A., as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries and affiliated companies accounted for by the equity method of accounting, which statements reflect total assets of five percent and nine percent as of December 31, 2002 and 2001 respectively, and revenues constituting seven percent as of December 31, 2002 and 2001, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles established by the Italian accounting profession, which differ in certain respects from those followed in the United States (see Notes 26, 27 and 28 to the consolidated financial statements).

Turin, Italy

April 18, 2003

TELECOM ITALIA S.P.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	December 31, 2001	December 31, 2002
	(millions of Euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	765	1,310
Marketable securities (Note 4)	2,191	449
Receivables (Note 5)	8,504	8,165
Inventories (Note 6)	636	411
Other current assets (Note 7)	4,640	5,381

TOTAL CURRENT ASSETS	16,736	15,716
Fixed assets	66,023	64,742
Less—accumulated depreciation	(44,266)	(45,451)

FIXED ASSETS, NET (Note 8)	21,757	19,291
INTANGIBLE ASSETS, NET (Note 9)	16,197	13,052
OTHER ASSETS (Note 10):	7,980	4,727
Investments in affiliates	6,586	2,286
Treasury stock	—	287
Securities	86	15
Other receivables	1,308	2,139

TOTAL ASSETS	62,670	52,786

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term debt (Note 11)	9,114	5,089
Payables, trade and other (Note 12)	10,583	10,100
Accrued payroll and employee benefits	898	955
Accrued income taxes	150	162
Other accrued liabilities (Note 13)	1,200	1,310

TOTAL CURRENT LIABILITIES	21,945	17,616
LONG TERM DEBT (Note 11)	16,083	15,018
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	35	34
Other liabilities (Note 14)	3,948	5,986
Employee termination indemnities (Note 15)	1,350	1,305

TOTAL LIABILITIES	43,361	39,959

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	4,023	4,024
Additional paid-in capital	1,812	3,038
Reserves, retained earnings and profit (loss) of the year (Note 17)	7,687	1,987

Total stockholders’ equity before minority interest	13,522	9,049
Minority interest	5,787	3,778

TOTAL STOCKHOLDERS’ EQUITY	19,309	12,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	62,670	52,786

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(millions of Euro)
Operating revenues	28,911	30,818	30,400
Other income (Note 19)	426	417	479

Total revenues	29,337	31,235	30,879

Cost of materials	2,259	1,972	1,779
Salaries and social security contributions	5,025	4,666	4,540
Depreciation and amortization	5,647	6,275	5,877
Other external charges (Note 20)	10,790	12,171	11,949
Changes in inventories	(277)	58	28
Capitalized internal construction costs	(912)	(581)	(675)

Total operating expenses	22,532	24,561	23,498

Operating income	6,805	6,674	7,381

Financial income (Note 21)	847	1,076	1,236
Financial expense (Note 22)	(2,470)	(5,031)	(3,399)
Other income and (expense), net (Note 23)	(214)	(3,452)	(5,637)

Income (loss) before income taxes and minority interests	4,968	(733)	(419)
Income taxes (Note 24)	(2,020)	(925)	716

Net income (loss) before minority interests	2,948	(1,658)	297
Minority interest	(920)	(410)	(619)

Net income (loss)	2,028	(2,068)	(322)

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(millions of Euro)
OPERATING ACTIVITIES:
Net income (loss)	2,028	(2,068)	(322)
Minority interest	920	410	619
Depreciation and amortization	5,647	6,275	5,877
Net change in deferred taxes	51	(166)	(1)
(Gains) losses on disposals of fixed assets, intangibles and other long-term assets	(1,091)	(330)	(2,210)
Write-downs of fixed assets, intangibles and other long-term assets	1,134	4,039	4,384
Net change in other liabilities	704	1,232	2,038
Net change in reserve for employee termination indemnities	(177)	31	(45)
Changes in operating assets and liabilities	(3,776)	372	670
Other movements, net	112	(193)	(101)

Net cash flows from operating activities	5,552	9,602	10,909

INVESTING ACTIVITIES:
Investments in fixed assets	(3,889)	(4,254)	(3,258)
Investment grants	27	22	42
Addition to goodwill	(9,109)	(1,174)	(369)
Addition to other intangible assets	(4,010)	(2,736)	(1,584)
Addition to other long-term assets	(3,001)	(3,093)	(1,708)
Changes in consolidation area (net cash flow from acquisitions and disposals)	77	17	(51)
Proceeds from sale, or redemption value, of intangible assets, fixed assets and long-term investments	4,311	1,439	5,698

Net cash flows used in investing activities	(15,594)	(9,779)	(1,230)

FINANCING ACTIVITIES:
Changes in short-term debt	9,841	(6,068)	(4,025)
Increase in long-term debt	1,457	10,816	3,878
Repayment of and other changes to long-term debt	(1,754)	(2,254)	(4,100)
Capital contributions	4,174	240	58
Dividends paid	(3,049)	(3,097)	(4,945)

Net cash flows from (used in) financing activities	10,669	(363)	(9,134)

Increase (decrease) in cash and cash equivalents	627	(540)	545
CASH AND CASH EQUIVALENTS:
Beginning of year	678	1,305	765

End of year	1,305	765	1,310

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Share Capital	Attributable to Telecom Italia		Total	Attributable to minority interest	Total
		Additional Paid in Capital	Reserves, retained earnings and Profit (loss) of the year		Reserves, retained earnings and profit (loss) of the year
	(millions of Euro)
BALANCES AS OF JANUARY 1, 2000	3,835	1,803	11,407	17,045	2,743	19,788

Dividends paid (Euro 0.3114 per ordinary share and Euro 0.3218 per savings share)	—	—	(2,327)	(2,327)	(722)	(3,049)
Changes in consolidation area	—	—	370	370	1,076	1,446
Conversion of TIM’s savings share	—	—	1,671	1,671	2,498	4,169
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	34	34	193	227
Net income	—	—	2,028	2,028	920	2,948

BALANCES AS OF DECEMBER 31, 2000	3,835	1,803	13,183	18,821	6,708	25,529

Effect of change in method of accounting for the investment in the Nortel Inversora Group	—	—	—	—	(837)	(837)
Dividends paid (Euro 0.3125 per ordinary share and Euro 0.3238 per savings share)	—	—	(2,309)	(2,309)	(788)	(3,097)
Exercise of stock options	1	9	—	10	—	10
Contribution by stockholders’	—	—	128	128	102	230
Cancellation of treasury stock and re-denomination of capital stock in Euro	187	—	(898)	(711)	—	(711)
Entel Chile group acquisition	—	—	—	—	358	358
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	(349)	(349)	(166)	(515)
Net income (loss)	—	—	(2,068)	(2,068)	410	(1,658)

BALANCES AS OF DECEMBER 31, 2001	4,023	1,812	7,687	13,522	5,787	19,309

Dividends paid (Euro 0.3125 per ordinary share and Euro 0.3237 per savings share)	—	—	(2,306)	(2,306)	(941)	(3,247)
Extraordinary distribution of reserves	—	—	(987)	(987)	(711)	(1,698)
Exercise of stock options	1	8	—	9	—	9
Contribution by stockholders’	—	—	—	—	49	49
Transfers between reserves	—	1,218	(1,218)	—	—	—
Net difference arising on the translation of foreign currency financial statements and other minor adjustments	—	—	(867)	(867)	(1,025)	(1,892)
Net income (loss)	—	—	(322)	(322)	619	297

BALANCES AS OF DECEMBER 31, 2002	4,024	3,038	1,987	9,049	3,778	12,827

The accompanying notes to the consolidated financial statements are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Form And Content of the Consolidated Financial Statements

The consolidated financial statements of Telecom Italia S.p.A. (“Telecom Italia”) and its consolidated subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of Telecom Italia and the financial statements of the individual consolidated companies as of December 31, 2002 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia. The accounting policies are consistent with the Italian law related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2001 and 2002 and on consolidated net income (loss) for each of the three years in the period ended December 31, 2002 are set forth in Note 26.

The consolidated financial statements and related notes as presented herein reflect certain reclassifications and disclosures to conform to an international presentation format, which differs from Telecom Italia’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

The consolidated financial statements of the Group include the accounts of Telecom Italia, and all subsidiaries (other than subsidiaries not material to the Group) in which the Group holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting control of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over a useful live of not more than 15 years. Investments held at a less than 20% level are accounted for at historical cost. The Group has made substantial acquisitions and disposals over the past three years that have had an impact on the comparability of the accompanying financial statements. To assist the reader of these financial statements and related notes with comparability, the Group has disclosed certain financial information throughout these footnotes to highlight those changes. Effective in 1999, Telecom Italia was acquired by Olivetti S.p.A. (“Olivetti” or “Parent”), an Italian company. As of December 31, 2002 Olivetti owned 54.94% of Telecom Italia ordinary shares. On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met to discuss a plan to merge the Group into Olivetti. On April 15, 2003, the Boards reconvened and agreed to proceed with the Merger. The shareholders’ of both companies have since authorized the proposed Merger, the details of which are further discussed in Note 25—Subsequent events, in these financial statements.

Beginning with the consolidated financial statements for the year ended December 31, 2001, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 was proportionally consolidated as permitted by art. 37 of Legislative Decree No. 127/1991, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group had been accounted for by the equity method. The equity method of accounting for this investment provides a better representation since Telecom Italia owns a 50% voting interest in Nortel Inversora, which holds a 54.74 % interest in Telecom Argentina (the operating company) resulting in Telecom Italia indirectly owning 27.37% of the voting shares of the operating company, Telecom Argentina. This accounting change affected the classification of various amounts in the financial statements but had no effect on consolidated stockholder’s equity of the Telecom Italia Group at January 1, 2001 nor on its consolidated net income (loss) for any period presented. However, it did have an effect on the classification of financial statement line items in the consolidated balance sheet and statement of operations. The tabulation below shows the effects on certain statement of operations line items if the accounting change were applied retroactively to 2000.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Increase (decrease)—Amounts in millions of Euro

Year ended December 31, 2000
Statement of operations items
Total Revenues	(1,766)
Operating Income	(364)
Financial income and expense, net	168
Other income and (expense) net	30
Income before income taxes and minorities	(166)
Income Taxes	110
Net income before minority interests	(56)
Minority interest	56

The significant changes in the composition of the Group in recent years are:

•	In February 2002, controlled subsidiary Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for its 18.33% investment in Lottomatica S.p.A. Proceeds for Finsiel were Euro 212 million realizing a gain, which contributed Euro 73 million to the consolidated net result of the Telecom Italia Group.

•	In March 2002, the Telecom Italia Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of Euro 750 million which contributed Euro 266 million to the consolidated net result of the Telecom Italia Group.

•	On June 28, 2002, TIM International N.V. disposed of its entire 25% stake in the Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of Euro 756 million and realizing a gain, which contributed Euro 64 million to the consolidated net result of the Telecom Italia Group.

•	In June 2002, IT Telecom S.p.A. purchased the 50% investment in Webegg S.p.A. held by Olivetti S.p.A. for consideration of Euro 57.5 million. As of December 31, 2002, Webegg S.p.A. is held by IT Telecom S.p.A. (69.8%) and Finsiel S.p.A. (30.2%). The Webegg Group is an Internet consulting company.

•	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which had the effect of reducing the Telecom Italia Group net financial debt by Euro 176 million (defined as long-term debt and short-term debt less cash and cash equivalents, marketable debt securities and financial receivables).

•	On August 1, 2002, the Telecom Italia Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire 26.89% interest held by the Group resulted in proceeds of Euro 1,998 million and contributed Euro 1,033 million to the consolidated net result of the Group.

•	On August 1, 2002, Telecom Italia sold the 40% interest held in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of Euro 192 million. The net gain realized by the Telecom Italia Group was Euro 64 million.

•	On August 2, 2002, Telecom Italia purchased 86% of EPIClink S.p.A. for a price of Euro 60.2 million. The shares were sold by Edisontel S.p.A. (30.3%), Pirelli S.p.A. (25.3%), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink specialized in outsourcing services in Information and Communication Technology (ITC) for small and medium-size businesses. After this transaction, EPIClink’s shareholder base is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2% and E_voluzione 2%. Telecom Italia is committed to acquire the residual 14% stake for a total consideration of Euro 10 million.

•	On August 26, 2002, the Telecom Italia Group completed, with the Louis Dreyfus Communication Networks Group (LDCom), the sale of the Group’s investment in 9Telecom and the concurrent

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchase of approximately 7% of LDCom by the Group. The net impact on the Telecom Italia Group’s results was a loss of Euro 267 million. LDCom is part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

•	On August 27, 2002, the Telecom Italia Group reached agreement with the other shareholders in Solpart Participações (which has indirect control of Brasil Telecom) to reduce its own stake in Solpart (from 37.29% to 19% of ordinary share capital) through a sale of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction was carried out to overcome regulatory constraints which had prevented TIM´s local subsidiaries from commencing commercial operations of its GSM 1800 service. As soon as legally possible, the Telecom Italia Group intends to return to its previous investment position. To this extent option rights have been granted to all parties.

•	In August 2002, TIM International N.V., a subsidiary of TIM, purchased from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already owned a 63.95% interest, for a price of Euro 108 million. The transaction, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

•	On October 1, 2002, Telecom Italia signed an agreement with the News Corporation group (“News”), partner of Telecom Italia in Stream, and Vivendi Universal (“Vivendi”), current shareholder of Tele+, in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

•	On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with Blu S.p.A. shareholders for the purchase of 100% of the company, subsequently merged with TIM S.p.A. The deed of merger was registered on December 18, 2002; on the same date the definitive price of Euro 84 million was established. The merger became effective on December 23, 2002.

•	On October 29, 2002, the transaction envisaged by the framework agreement between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds was finalized, allowing the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries.

Under the framework agreement the Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was Euro 1,360 million, of which Euro 50 million was related to Seat Pagine Gialle and approximately Euro 1,310 million to real estate from Telecom Italia. The transaction had a net impact on the consolidated statement of operations of approximately Euro 150 million for the Telecom Italia Group.

•	In November 2002, Telecom Italia finalized the agreement that was initially signed on August 2, 2002 with Finmeccanica for the sale of Telespazio. The total impact on the net financial debt of the Telecom Italia Group was Euro 239 million with a net gain for the Group of Euro 36 million.

•	In November 2002, Telecom Italia International N.V. closed the private placement of 75 million Telekom Austria A.G. shares previously held by the Group. The placement price was set at Euro 7.45 per share, generating gross proceeds of Euro 559 million and a loss of Euro 135 million. After this transaction, Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

•	On November 22, 2002, Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for a consideration of Euro 69 million.

•

Under the reorganization of the Telecom Italia Group companies in Luxembourg, in October 2002, Sogerim S.A., was absorbed by its sole shareholder Softe S.A., and Huit II was absorbed by its sole shareholder TI Media S.A.. On December 16, 2002, Softe S.A. incorporated TI Media S.A. and the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

new company was merged with TI WEB S.A., which, on the same date, changed its name to Telecom Italia Finance. All the rights and obligations of the merged companies are vested in Telecom Italia Finance.

•	In February 2001, SEAT acquired a 54.5% stake in Consodata S.A. (“Consodata”), a French company listed on Paris’s Nouveau Marché. This acquisition was made through the issuance by SEAT of 63,789,104 of its ordinary shares in exchange for Consodata shares held by certain funds and management, followed by the contribution by SEAT to Consodata of its business information activity. In June 2001, SEAT exchanged 1,084,913 Consodata shares for a 100% stake in Pan-Adress GmbH, a German company operating in the direct marketing sector. Furthermore, in August 2001, as a result of a public exchange offer through the issuance by SEAT of 95,706,000 of its ordinary shares in exchange for 5,981,625 Consodata shares, SEAT’s stake in Consodata increased to 90.74%. As of December 31, 2002, SEAT’s stake in Consodata was 90.42%. Consodata operates in the business information sector in the French market.

•	In April 2001, SEAT increased its total stake in Telegate A.G. to 64.53% after acquiring Telegate Holding’s remaining 48.63% share capital. The acquisition was effected by SEAT issuing 150,579,625 of its ordinary shares in exchange for Telegate Holding shares. As of December 31, 2002, SEAT holds a 78.44% stake in Telegate A.G Telegate operates predominantly in Germany in the Directory Assistance sector.

•	In August 2001, subsidiary Huit II exchanged 186,000,000 Seat Pagine Gialle shares for 100% of ISM, a company that holds 33.3% of the share capital of Matrix. After this transaction, the Telecom Italia Group controls Matrix, a company that operates in the Internet sector.

•	In December 2001, Telecom Italia’s stakes in the former satellite consortia companies Eutelsat, Intelsat, Inmarsat and New Skies Satellites were transferred to a new company (Mirror International Holding S.a.r.l., “Mirror”), of which 70% was subsequently acquired by the Lehman Brothers Merchant Banking II L.P. closed fund with a minority stake acquired by Intesa BCI and Interbanca. As a result of the sale, Telecom Italia received Euro 450 million in cash and recorded in the consolidated financial statements a capital gain, before taxes, of Euro 170 million. The remaining interest in Mirror is accounted for using the equity method of accounting.

•	In April 2000, Telecom Italia purchased 50 million of Telecom Italia Mobile (“TIM”) ordinary shares at a price of Euro 636 million, in order to increase its own interest in the company.

•	In June 2000 the Group and Globo Organizacoes signed a strategic agreement in the Internet sector. The agreement involved the acquisition by Telecom Italia of 30% of the registered capital of GLB Servicos Interativos, an Internet company belonging to Globo Group, for U.S.$ 810 million cash. The stake was sold back to Globo Group for U.S.$ 15 million in 2003.

•	In November 2000 Telecom Italia, through its French subsidiary 9Télécom Reseau S.A., completed its acquisition of 95.5% of Jet Multimedia S.A., the French hosting services company. Total cash consideration was Euro 810.65 million.

•	In November 2000, TIM acquired a 56.6% stake in Corporacion Digitel S.A., a Venezuelan mobile operator. The amount paid for this acquisition was approximately U.S.$ 363 million. As of December 31, 2002, TIM holds 66.56% of Corporacion Digitel’s share capital (including an additional stake of 10% acquired in 2002 for Euro 32 million).

•	In November 2000, TIM acquired a further 37.96% stake in Maxitel S.A., the Brazilian wireless operator with a B-Band license, operating in the northeastern states of Minas Gerais, Bahia and Sergipe. The aggregate amount paid to acquire the stake was approximately U.S.$ 240 million. As of December 31, 2002, TIM holds 100% of Maxitel’s share capital.

•	In November 2000, Telecom Italia tendered its 49.1% stake in Sirti S.p.A. into the public tender offer of Wiretel S.p.A. Telecom Italia received total consideration of Euro 162 million for its stake.

•	In November 2000 Telecom Italia and Seat Pagine Gialle (“SEAT”) completed the demerger of Telecom Italia by way of transfer to SEAT of 8.168% of the share capital of Tin.it S.p.A., owned 100% by Telecom Italia, and the subsequent merger of the remaining 91.832% of Tin.it with SEAT. As of December 31, 2002 Telecom Italia owns, directly and indirectly, approximately 55% of SEAT’s ordinary share capital.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	On December 1, 2000, Telecom Italia contributed a going concern, including a portion of its real estate portfolio to IM.SER. S.p.A., and subsequently sold 60% of this company to a consortium of real estate investors. As a result of the transaction, Telecom Italia received approximately Euro 2.7 billion in cash and retained a 40% interest in IM.SER.

•	On December 6, 2000, Telecom Italia sold 80.1% of its wholly owned subsidiary Italtel S.p.A. to a group of investors led by Clayton, Dubilier & Rice and Cisco Systems. The Group still maintains an approximate 19% interest in Italtel.

•	On December 18, 2000 the Group signed an agreement to bring its investment in Entel Chile to 54.76% by acquiring the shares held by the Chilquinta and Matte groups for cash. The overall cost of the acquisition was U.S.$ 905 million. The Entel Chile group operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services.

As a result of such changes:

•	the following operations disposed of during the fiscal year 2002 have been consolidated in the statement of operations as follows: the 9Telecom group for the period from January 1, 2002 to June 30, 2002; the Telespazio group for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002;

•	the groups Seat Pagine Gialle, Jet Multimedia, Mageos Explorer and Maxitel and the companies Corporacion Digitel and Eustema, whose balance sheets were only consolidated as of December 31, 2000, in 2001 have been fully consolidated line-by-line, including the statement of operations; and

•	Sirti group and Italtel group, disposed of during the last part of fiscal 2000, were consolidated in the statement of operations for the period from January 1, 2000 to September 30, 2000.

The consolidation principles applied by Telecom Italia are as follows:

•	The assets and liabilities of the companies consolidated on a line-by-line basis are included in the consolidated financial statements after eliminating the carrying value of the investments against the related stockholders’ equity.

•	Differences arising on elimination of the investments against the fair value of the related stockholders’ equity of the subsidiaries at the date of acquisition are treated as follows:

•	if positive, they are recorded as “goodwill” in intangible assets and amortized on a straight line basis over the period estimated to be benefited and, in any case, not more than a period of 15 years;

•	if negative, they are recorded in stockholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “other liabilities (consolidation reserve for future risks and charges)”.

•	All significant intercompany transactions are eliminated, together with the unrealized intercompany profits included in inventory.

•	Unrealized intercompany profits, included in fixed assets and intangible assets, which arise from intraGroup sales of goods and services at market prices are eliminated, along with the related tax effects. Such sales, net of intercompany profits, are reclassified under the heading of capitalized internal construction costs in the accompanying consolidated statements of operations.

•	Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with the current tax legislation in order to obtain tax benefits otherwise not obtainable are eliminated.

•	The minority stockholders’ share of the equity and net income (loss) of consolidated subsidiaries, calculated using financial statements reflecting the Group’s accounting principles, are classified separately in the consolidated stockholders’ equity and the statement of operations for the year.

The financial statements expressed in foreign currency have been translated into Euro by applying the average annual exchange rate to the individual items of the statement of operations and the year-end exchange

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate to the items of the balance sheet. The difference arising from the translation of beginning stockholders’ equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated stockholders’ equity.

For those consolidated subsidiaries and affiliated companies that use inflation accounting to eliminate distorting effects of inflation on the financial statements, these inflation adjusted financial statements have been translated at the year-end exchange rates for inclusion in the consolidation. The companies in the Group that apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.R.L. (Romania), Is TIM Telekomunikasyon Hizmetleri A.S. (Turkey) and Teco Soft Argentina S.A. (Argentina).

Note 2—Regulation

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in recent years. This revision includes the liberalization of substantially all telecommunication services including the provision of fixed public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the formation of the National Regulatory Authority (“NRA”) in accordance with the Maccanico Law, which implemented the Framework Law, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”) and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector. The Telecommunications Regulations became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general is aimed at:

•	ensuring the improvement of competition and efficiency in the telecommunications sector;

•	establishing adequate quality standards;

•	ensuring access to telecommunications services in a homogeneous manner throughout Italy;

•	defining a clear and transparent tariff system on the “price cap” method which, pursuant to the Maccanico Law, applied to Telecom Italia’s fixed public voice telephony services for up two years from August 1, 1997 (which price cap method was extended by the NRA from August 1, 1999 to December 31, 2002); and

•	protecting the interests of consumers and users.

The Telecommunications Regulations completed the liberalization of the provision of all telecommunications services and the operation of all telecommunications networks in Italy, effective from October 7, 1997, except for the provision of fixed public voice telephony services and the operation of telecommunications networks to support provision of such services, which were liberalized as of January 1, 1998. Restrictions on other operators providing telecommunications services, other than fixed public voice telephony services and the operation of telecommunications networks, had been lifted by several previous measures.

The Telecommunications Regulations contain provisions concerning:

•	the granting of general authorizations or individual licenses to provide telecommunications services;

•	universal service obligations and the mechanism for funding the net cost of such obligations;

•	special obligations imposed on operators having significant market power, including the determination of interconnection charges using principles cost orientation;

•	numbering, carrier selection and number portability;

•	right of way; and

•	the essential requirements that must be complied with in the provision of services and when interconnecting between public telecommunications networks.

The NRA has established and will continue to establish detailed regulations governing the telecommunications sector and will monitor their application, while the Ministry of Communications will retain the responsibility for defining telecommunications policy in Italy.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2000, 2001 and 2002 the NRA adopted numerous resolutions in order to implement and detail general framework regulation. In particular, implementing regulations on carrier preselection, interconnection and local loop unbundling/shared access were adopted.

New European Regulatory Framework, that was published on April 2002 and will be transposed in National Laws by July 2003, will change the nature of regulatory and competitive markets, through increased liberalization and a decrease of ex ante regulation. Converging markets’ regulation will be privileged.

Note 3—Accounting policies

The principal accounting policies applied are as follows:

Securities

Debt securities included under current assets are valued at the lower of cost of acquisition or net realizable value based on market prices.

Debt securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included at purchase cost under current assets. The difference between the sales price and the purchase price is allocated to the statement of operations as it accrues.

Debt securities classified under non current assets (other assets) are held to maturity and recorded at purchase cost adjusted for the unamortized discount or premium. They are also adjusted for any permanent impairment in value.

Equity investments considered long-term in nature are recorded under non current assets (other assets) or, if acquired for subsequent sale, recorded under current assets.

Equity investments included under current assets, consisting mainly of shares of consolidated listed subsidiaries anticipated to be sold, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Contracts for the loan of equity securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “other current assets” and “short term debt” include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract.

Other long-term equity investments are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of long-term equity investments is written down and the impairment in value in excess of the corresponding carrying value is recorded under “reserves and other liabilities—other liabilities (reserve for contract and other risks and charges)”.

Write-downs of securities are reversed if the reason for the write-down no longer exists, but in no event can the subsequent reversal of the previous write-down exceed the prior carrying value.

Accounts receivable and payable

Accounts receivable and payable are recorded at their nominal value. Where required, provision is made to write-down the receivables to their estimated realizable value.

An estimate is made for doubtful receivables based upon a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration the hedging contracts, and any resulting unrealized losses are charged to the statement of operations as “financial expense” and unrealized gains are credited to the statement of operations as “financial income”.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the LIFO method for raw materials and finished products, the manufacturing cost for work in progress and semi-finished products and the weighted average method for purchased finished goods. Provision is made for potential losses on obsolete or slow-moving raw materials, finished products and other inventories, taking into account their expected future use and estimated realizable value. Contracts covering less than 12 months are valued using the actual manufacturing cost, while long-term contracts are accounted for using the percentage of completion method. Provision is also made for estimated losses on completion and any other related risks on long-term contracts.

Accruals and deferrals

These items are recorded on the accrual basis.

Fixed assets

Fixed assets are stated at purchase or construction cost plus accessory costs and directly attributable expenses. The values are periodically adjusted in those jurisdictions where the assets are located that allow or require monetary revaluations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Buildings	3 - 7%
Telecommunication system and equipment	3 - 33%
Machinery and installation	20 - 33%
Industrial and commercial equipment	15 - 25%
Other fixed assets	6 - 33%

Construction in progress is stated at cost. Ordinary repair and maintenance costs are charged to the statement of operations in the year they are incurred. Alterations and major overhauls that extend the life or increase the capacity of the asset are capitalized.

Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in the statement of operations.

Capital grants

Capital grants provided by the Italian government or other public agencies in connection with investments in fixed assets are recorded in the year the grant is formally approved and, in any event, when the right to their receipt is definite. The grants are not subject to any restriction as to use and may not be reclaimed by the government. Capital grants are included in deferred income and recorded in the statement of operations in connection with the gradual depreciation of the assets they refer to.

Intangible assets

Intangible assets are recorded at cost and amortized on a straight line basis over the period of expected future benefit as follows:

Licenses, trademarks and similar rights	Contract duration (*)
Goodwill	Years to be benefited
Software	Principally in 3 years
Leasehold improvements	Shorter of the lease agreement or useful life

(*)	Except that, telecommunications licenses are amortized for not more than 15 years.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs and for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality, and costs pertaining to the preliminary stage of software development are expensed as incurred.

Write-down of long-lived assets

The Group periodically evaluates potential impairment loss relating to long lived assets (fixed assets, intangible assets, including goodwill, and equity investees) when a change in circumstances occurs by assessing whether a permanent diminution in value has occurred. Impairment is recognized if the recoverable amount falls below its carrying value. In that event, an impairment loss is recognized based on the amount by which the net carrying value exceeds the recoverable amount, pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. Write-downs are reversed if the reason for the write-down no longer exists.

Employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements.

The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee in the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

Reserves for risks and other charges

Reserves for risks and other charges are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. In 2000, 2001 and 2002 gross research and development costs charged to income (before revenue grants) amounted to Euro 269 million, Euro 138 million and Euro 121 million, respectively.

Revenue grants

Revenue grants represent contributions against operating costs mainly provided by the government or other public agencies in connection with research and development costs. They are recorded in the statement of operations in the year they are formally approved and in any event when the right to their receipt is definite. These grants are not subject to any restriction as to use and they may not be reclaimed by the government. Revenue grants are included in other income and are recorded as part of total revenues in the accompanying statement of operations.

Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues are recorded in the statement of operations as follows:

i)	for telecommunication services companies (both fixed and mobile providers), in the year in which the services are provided. Revenues from telecommunication traffic are reported gross of the share

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

belonging to other operators and service providers which are reported, for the same amount, under operating expenses (other external charges).

Certain revenues deriving from fixed telephone and mobile services are billed in advance and are recognized when services are provided. Revenues deriving from other telecommunications services, principally network access, long distance, local and wireless airtime usage, are recognized based on minutes of traffic processed or contracted fee schedules. Revenues from installation and activation activities are recognized at the date of the installation or activation.

The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by customers, as this is considered to be a separate earnings process from the sale of wireless services;

ii)	for IT software and services and other activities, on the basis of the services rendered during the year; and

iii)	revenues of the Internet and Media segment are primarily derived from advertising and publishing, sale of office and related products, and internet access and related services. Revenues from the sale of advertising and publishing are recognized in the statement of operations according to the date of publication, which corresponds to the time at which the directories are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site and advertising revenue from television is recorded on the date at which the advertisement is shown. Revenues from the sale of office and related products are recognized when title transfers, which generally corresponds to the date when products are shipped. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded. Revenues from internet access and related services, primarily subscription services, are recognized over the subscription period on a straight line basis.

Capitalization of interest policy

Interest on construction projects is capitalized when specific borrowings can be attributed to the project.

Income taxes

The companies within the Group are required to pay taxes on a separate company basis. Income taxes currently payable, recorded in accrued income taxes, are provided on the basis of a reasonable estimate of the tax liability for the year of all consolidated companies.

The Group also recognizes deferred income tax assets and liabilities that are determined under the liability method. Deferred income taxes represent the tax effect of temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax rates, and the expected future benefit of net operating loss carry-forward. The tax benefit of tax loss carry-forwards is recorded only when there is a reasonable expectation of realization.

Deferred tax assets and deferred tax liabilities are offset, whenever allowed by local tax laws.

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute these reserves. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

Accounting for leases

Assets covered by finance lease contracts are recorded in fixed assets and depreciated from the date of the lease contract. The corresponding liability is allocated between short and long term debt. The interest element of the finance lease and the depreciation charge are recorded in the statement of operations. Depreciation is calculated on the same basis as that for similar owned assets.

All other leases are accounted for as operating leases.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial derivatives

Financial derivative contracts are used by the Group to hedge exposure to interest rate and foreign currency exchange risks. They are valued consistently with the underlying asset and liability positions and any net expense connected with each single transaction is recognized in the statement of operations.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

Securitization of accounts receivables

Upon the sale of receivables to TI Securitization Vehicle S.r.l. (or the “Vehicle”), the underlying receivables are removed from the balance sheet. The difference between the carrying value of the receivables sold and the consideration received (including the deferred consideration under the deferred purchase price) is charged on the accrual basis to the consolidated statement of operations in “other external charges” or in “financial expense”. All expenses to initiate and operate the program are charged to “other external charges”. The notes issued under the program are not included in the consolidated balance sheet of Telecom Italia, as they are considered to be legal obligations of the Vehicle (see also Note 5).

Note 4—Cash and cash equivalents and marketable securities

Cash and cash equivalents

	As of December 31,
	2001	2002
	(millions of Euro)
Bank and postal accounts	757	1,251
Cash and valuables on hand	5	4
Receivables for sales of securities	3	55

	765	1,310

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. Euro 300 million, due in the first months of 2003, are reserved for the creditors of Telesoft due to its merger and absorption in IT Telecom, for the creditors of Blu due to its merger and absorption by TIM and for the creditors of the companies H.M.C. Broadcasting and H.M.C.Produzioni for their mergers and absorption in TV Internazionale. Euro 198 million are reserved for a guarantee provided by Royal Bank of Scotland on behalf of Mediobanca in the interest of Is TIM. Therefore, as of December 31, 2002 a total of Euro 498 million in cash was restricted.

Marketable securities

	As of December 31,
	2001	2002
	(millions of Euro)
Marketable equity securities	256	171
Marketable debt securities	1,935	278

	2,191	449

As of December 31, 2002, marketable equity securities include Euro 170 million (Euro 247 million as of December 31, 2001) of listed shares in otherwise consolidated subsidiaries. The reduction from December 31, 2001 is mainly attributable to the write-down of TIM shares (Euro 75 million) to their market value.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable debt securities consist of bank certificates of deposit held by the Tele Nordeste Celular group and of bonds held by TI Finance. The decrease of Euro 1,657 million from December 31, 2001 is essentially attributable to Softe and Sogerim, which, before their merger into TI Finance, reduced their bond portfolios.

The carrying values of both marketable equity and debt securities have been written-down by Euro 177 million to reflect market values at year end.

Note 5—Receivables

	As of December 31,
	2001	2002
	(millions of Euro)
Trade	8,711	8,738
Reserve for bad debt	(808)	(830)

	7,903	7,908
Unconsolidated subsidiaries	33	46
Affiliated companies	567	209
Parent company	1	2

	8,504	8,165

Gross trade accounts receivable at December 31, 2002 totaled Euro 8,738 million and consist, for the most part, of receivables for telecommunications services. Receivables are adjusted to estimated net realizable value through write-downs. Such write-downs mainly relate to other telecommunications companies. Trade accounts receivable are primarily held by Telecom Italia (Euro 3,753 million), TIM (Euro 1,404 million) and Seat Pagine Gialle group (Euro 894 million).

This caption also includes Euro 1,107 million of receivables from other telecommunications carriers and Euro 113 million of services to be performed by Seat Pagine Gialle representing the advertising commitments undertaken and invoiced by the company for directories that will be published in 2003. The same amount is recorded in payables, trade and other as deferred revenue.

In 2002, Telecom Italia S.p.A., Seat Pagine Gialle S.p.A. and TIM S.p.A. sold trade accounts receivables under non-recourse factoring arrangements for a total of Euro 3,843 million (Euro 3,297 million in 2001, only related to TIM S.p.A.). At December 31, 2002, receivables sold and not yet due totaled Euro 573 million (Euro 106 million as of December 31, 2001).

During 2001, Telecom Italia began a program (the “Program”) for the securitization of receivables generated by the services rendered to the customers of the Telecom Italia Domestic Wireline (TIDW) business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Public Administration). A first tranche of Euro 700 million of Notes was issued in June 2001 by the Vehicle, a non-consolidated special purpose vehicle for the Program which operates under Law No. 130/1999. The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of Euro 2 billion. This program continued in 2002.

The Program, regulated by the aforementioned law, allows the transfer of trade receivables, on a non-recourse basis, between Telecom Italia and Path.Net (assignors) and the Vehicle (assignee). The cash flows from the trade accounts receivable covered by the Program constitute the funds that the securitization vehicle uses to pay the interest and the principal to the note holders. Within the framework of the Vehicle’s disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the normal operating activities of the assignors.

The price for this transaction, equal to the nominal value of the receivables, less a discount which takes into account the expenses that the Vehicle must bear, is paid to the respective assignor partly as an advanced purchase price, at the time of sale, and partly as a deferred purchase price. The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the collection of the receivables, and is calculated by the rating agencies on the basis of pre-established estimates of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the collection times and the amounts of the credit notes that will eventually be issued. Such estimates, and therefore also the deferred purchase price, is adjusted monthly on the basis of the effective performance of the receivables (i.e., a dynamic credit enhancement).

As regards the risk of non-collectibility, the respective assignor is responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the deferred purchase price. The Vehicle would absorb any amounts over the deferred purchase price.

The first issue of notes backed by the securitization of receivables (called Series 2001-1) for a total of Euro 700 million, was divided into three classes having the following characteristics:

•	Class A1: Euro 100 million variable rate notes denominated in Euro with a maturity of approximately 18 months (maturing January 25, 2003) with a margin of 19 basis points over the 3-month Euribor;

•	Class A2: Euro 150 million variable rate notes denominated in Euro with a maturity of approximately 3 years (maturing July 25, 2004) with a margin of 27 basis points over the 3-month Euribor;

•	Class A3: Euro 450 million variable rate notes denominated in Euro with a maturity of approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

These notes have been rated by Fitch, Moody’s and Standard & Poor’s at AAA/Aaa/AAA, respectively. The high ratings reflect the quality and diversification of the underlying receivable portfolio, the element of over collateralization represented by the dynamic credit enhancement, the legal structure of the transaction and other qualifying aspects of the program. The total amount of the trade accounts receivable sold under the securitization transactions in 2002 was Euro 9 billion (Euro 5.9 billion in 2001) and solely referred to receivables from residential customers generated by Telecom Italia. As of December 31, 2002, the receivables sold and not yet collected amounted to Euro 849 million (Euro 877 million as of December 31, 2001), of which Euro 757 million (Euro 684 million as of December 31, 2001) were not yet due.

The securitization and the factoring transactions led to an improvement in consolidated net financial debt as of December 31, 2002 of Euro 1,038 million (Euro 848 million as of December 31, 2001), of which Euro 826 million was due to the securitization Program.

Under the securitization Program, the Vehicle can invest the temporary excess liquidity from the Program by lending the excess cash to Telecom Italia. As of December 31, 2002, the balance of such loans to the Group totaled Euro 165 million (Euro 168 million as of December 31, 2001). The Group has recorded these amounts as financial payables included under “short term debt” in the accompanying consolidated balance sheet.

Note 6—Inventories

	As of December 31,
	2001	2002
	(millions of Euro)
Raw materials and supplies	22	19
Purchased finished goods	253	202
Work in progress and semi-finished products	6	8
Finished products	2	2
Long and short-term contracts	352	179
Advances to suppliers	1	1

	636	411

Inventories of Euro 193 million (Euro 245 million as of December 31, 2001) are held by companies providing telecommunications services, and Euro 170 million (Euro 234 million as of December 31, 2001) are held by companies providing information technology services and Euro 48 million are held by the Seat Pagine Gialle group and other minor subsidiaries. The reduction from December 31, 2001 is mainly attributable to the disposals of Sogei and the Telespazio Group (a decrease of Euro 133 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Other current assets

	As of December 31,
	2001	2002
	(millions of Euro)
Receivables from banks and other loans	591	648
Receivables from national government and public agencies for subsidies and contributions	45	68
Cash receipts in transit	95	98
Tax receivables	1,544	1,262
Deferred tax assets	949	2,131
Prepaid expenses	364	274
Accrued income	152	39
Other	900	861

	4,640	5,381

Receivables from banks and other loans are mainly related to the deferred purchase price due from the securitization Vehicle (Euro 370 million) and amounts due from financial institutions for the lending of Seat Pagine Gialle shares (Euro 176 million) by Telecom Italia. These shares continue to be consolidated for financial reporting purposes. As required by the Bank of Italy regulations, an offsetting debt is recorded against the receivable from the financial institution. Such agreements were concluded during the months of February and March 2003.

The Euro 282 million decrease in tax receivables is principally due to lower VAT and current tax receivables for Telecom Italia (a decrease of Euro 596 million), partially offset by the increase in TIM current tax receivables (an increase of Euro 335 million) mainly due to the benefit arising from the merger of Blu into TIM.

Deferred tax assets, including those under Other assets (see Note 10), totaled Euro 3,336 million (Euro 1,410 million as of December 31, 2001), while deferred income tax liabilities amounted to Euro 34 million (Euro 35 million as of December 31, 2001). As a result, net deferred tax assets amounted to Euro 3,302 million (Euro 1,375 million as of December 31, 2001).

The Euro 1,926 million increase in deferred tax assets is mainly due to TIM (an increase of Euro 928 million) and Telecom Italia (an increase of Euro 1,080 million) and is related to the write-downs of equity investees and the provisions to the reserves for risks and charges; deferred tax liabilities are generally associated with deferred gains.

Other current assets include miscellaneous receivables due from the Italian government and other public institutions and advances to personnel.

Note 8—Fixed assets, net

Fixed asset balances, net of accumulated depreciation and write-downs, are detailed as follows:

		As of December 31, 2002
	2001	Cost	Accumulated Depreciation	Net book value
	(millions of Euro)
Land and buildings	2,877	3,563	(1,418)	2,145
Telecommunications systems and equipment, machinery and installations	16,649	56,666	(41,733)	14,933
Industrial and commercial equipment	73	957	(908)	49
Other	731	2,069	(1,392)	677
Construction in progress and advances to suppliers	1,427	1,487	—	1,487

	21,757	64,742	(45,451)	19,291

As of December 31, 2002 fixed assets include leased assets with a net book value of Euro 537 million (Euro 650 million as of December 31, 2001), with a gross value of Euro 696 million (Euro 799 million as of December

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31, 2001) less accumulated depreciation of Euro 159 million (Euro 149 million as of December 31, 2001). In January 2003, some property units leased by Telecom Italia and other Group companies were purchased ahead of schedule.

An analysis of the movements in fixed assets for each of the years is as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Balance, at beginning of the year	23,425	21,757
Effect of change in accounting for the Nortel Inversora Group	(2,704)	—

	20,721	21,757
Investments in fixed assets	4,254	3,258
Disposals	(172)	(533)
Depreciation(*)	(4,034)	(3,783)
Write-downs	(11)	(88)
Changes in consolidation area	1,345	(313)
Translation adjustments and other	(346)	(1,007)

Balance, end of the year	21,757	19,291

(*)	A breakdown of depreciation is as follows:

	2001	2002
	(millions of Euro)
Buildings	152	147
Telecommunications systems and equipment, machinery and installations	3,542	3,331
Industrial and commercial equipment	34	32
Other	306	273

	4,034	3,783

Translation adjustments amount to Euro 1,154 million, associated with the Mobile segment (Euro 674 million), the Entel Chile group (Euro 305 million), the Entel Bolivia group (Euro 111 million) and other minor subsidiaries (Euro 64 million).

In 2001, changes in consolidation area mainly refer to the inclusion of the Entel Chile group and consolidation of certain of SEAT’s subsidiaries, all of which were acquired in 2001.

For 2000, total depreciation expense was Euro 4,515 million.

A detail of investments in fixed assets by segment during each of the years is as follows:

	2001	2002
	(millions of Euro)
Domestic Wireline	1,949	1,828
Mobile	1,547	1,075
South America	351	201
Internet and Media	82	28
IT Market	19	12
IT Group	111	85

	4,059	3,229
Other activities and intercompany eliminations	195	29

	4,254	3,258

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Intangible assets

	As of December 31,
	2001	2002
	(millions of Euro)
Licenses, trademarks and similar rights	4,452	3,995
Goodwill	9,141	6,612
Software and other rights	1,274	1,256
Leasehold improvements	231	218
Work in progress and advances	874	831
Other	225	140

	16,197	13,052

•	Licenses, trademarks and similar rights decreased by Euro 457 million mainly as a result of the change in the exchange rates of South American countries (a decrease of Euro 650 million). They refer to the Mobile segment for Euro 3,446 million, mainly in respect of the remaining unamortized cost on the UMTS and PCS licenses (of which Euro 2,417 million is TIM), and other Telecom Italia Group companies for Euro 549 million, principally for Indefeasible Rights of Use (IRU) that have been granted to the Group and capitalized.

•	Goodwill decreased by Euro 2,529 million compared to December 31, 2001. This is mainly due to the amortization charge for the period (Euro 844 million), the write-downs of the residual goodwill of Jet Multimedia prior to its disposal (Euro 134 million) and of goodwill relating to Seat Pagine Gialle (Euro 1,544 million, in consideration of the fact that the Group no longer considers its Directories business to be a core, strategic business), Blu (Euro 103 million), Corporacion Digitel (Euro 75 million) and other minor subsidiaries (Euro 47 million) and the negative performances of the Brasilian Real and Chilean Peso as regards goodwill in those currencies (Euro 84 million).

Additions of goodwill for the year 2002 amounting to Euro 369 million (Euro 1,174 million in 2001), mainly for the purchase by TIM of Blu (Euro 103 million), Stet Hellas (Euro 66 million) and Corporacion Digitel (Euro 27 million) and by Telecom Italia of Netesi and EPIClink (Euro 67 million), as well as to the increase of the stake by IT Telecom in Webegg (Euro 24 million).

As of December 31, 2002, the residual value of goodwill mainly refers to:

(millions of Euro)
Seat Pagine Gialle	3,780
TIM	748
Entel Chile	739
Corporacion Digitel	266
TDL Infomedia	252
Holding Media e Comunicazione	163
Other companies	664

Total	6,612

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects incurred by Telecom Italia, mainly for internal use.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in intangible assets during the year are as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Balance, at beginning of the year	16,037	16,197
Effect of change in accounting for the Nortel Inversora Group	(466)	—

	15,571	16,197
Goodwill	1,174	369
Other additions	2,736	1,584
Amortization	(2,241)	(2,094)
Disposals	(12)	(57)
Write-downs	(1,308)	(2,004)
Changes in consolidation area, translation adjustment and other	277	(943)

Balance, end of the year	16,197	13,052

In 2002 other additions mainly refer to capitalization of costs for telecommunications software and new licenses and similar rights acquired. The significant write-down in 2002 is substantially related to the Group’s investment in Seat Pagine Gialle.

Note 10—Other assets

	As of December 31,
	2001	2002
	(millions of Euro)
Investments in:
Unconsolidated subsidiaries	18	18
Affiliated companies	4,764	2,051
Other companies	145	217
Advances on future capital contributions	1,659	—

Total equity investments	6,586	2,286
Treasury stock	—	287
Other securities	86	15
Deferred tax asset	461	1,205
Other receivables	847	934

	7,980	4,727

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliated companies decreased by Euro 2,713 million compared to 2001, mainly as a result of the disposals and write-downs of investments made during the year 2002. They are detailed as follows:

	As of December 31, 2001	Additions	Disposals	Valuation using the equity method(*)	As of December 31, 2002
	(millions of Euro)
Auna	690	193	(883)	—	—
BDT	158	—	(158)	—	—
Etec S.A.	551	—	—	(84)	467
GLB Serviços	24	—	—	(11)	13
IM.SER	141	—	(126)	(3)	12
Is TIM	81	—	—	(81)	—
Italtel Holding	65	—	—	(22)	43
Lottomatica	78	—	(78)	—	—
Mirror International	94	—	—	—	94
Mobilkom Austria	544	—	(553)	9	—
Mondus	18	—	(18)	—	—
Netco Redes	125	—	—	(103)	22
Solpart Participaçoes	238	—	(7)	(89)	142
Stream	32	234	—	(247)	19
Telemaco Immobiliare	91	—	(109)	18	—
Telekom Austria	1,460	—	(718)	(34)	708
Telekom Srbija	195	—	—	(8)	187
Tiglio I	—	197	—	—	197
Tiglio II	—	74	—	—	74
Other	179	6	(85)	(27)	73

Total	4,764	704	(2,735)	(682)	2,051

(*)	Includes the share of earnings or losses for the year, amortization of goodwill, change in the scope of consolidation and adjustments on the translation of foreign currency financial statements.

The investments valued by the equity method include the remaining unamortized portion (Euro 504 million, against Euro 1,688 million as of December 31, 2001) of goodwill relating to such investments. Goodwill is mainly associated with Telekom Austria for Euro 315 million and Etec S.A. for Euro 100 million.

As of December 31, 2001, advances on future capital contributions amounted to Euro 1,659 million relating to advances made by Tim International to its Turkish investee, Is TIM. As of December 31, 2002, such advances were completely written-down due to the deteriorating prospects for recoverability of the investment in Is TIM.

Treasury stock refer to 5,280,500 Telecom Italia ordinary shares and to 45,647,000 Telecom Italia savings shares; such shares have been bought under the buyback plan authorized by the Ordinary Telecom Italia Shareholders´ Meeting of November 7, 2001.

Other securities decreased by Euro 71 million from December 31, 2001. They mainly refer to the closed – end equity fund Saturn Venture Partners LLC by TIM and TILab (Euro 9 million) and other investments in securities (Euro 6 million).

Other receivables include the non current portion of the expenses related to the deferral of the premium paid for the put option on the SEAT shares, as well as receivables from affiliated companies, the revalued amount of the tax receivable from the prepayment of the tax on the reserve for employee severance indemnities, loans to employees, loans to third parties and security deposits.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Financial debt

	As of December 31, 2001	As of December 31, 2002
	Total	Denominated in Euro	Denominated in Foreign Currency	Total
	(millions of Euro)
Short-term debt(*)	9,114	4,320	769	5,089
Long-term debt	16,083	13,684	1,334	15,018

Total financial debt	25,197	18,004	2,103	20,107

(*)	Including current portion of long term debt.

Total financial debt fell by Euro 5,090 million compared to the end of 2001, after the payment of dividends and the extraordinary distribution of reserves of Euro 4,945 million.

In particular, the total financial debt as of December 31, 2002 benefited from disposals during the year 2002, net of related expenses, for a total amount of Euro of 4,771 million, mainly in connection with the sale of Auna (Euro 1,998 million), Bouygues Decaux Telecom (Euro 750 million), Mobilkom Austria (Euro 756 million), Lottomatica (Euro 212 million), Sogei (Euro 176 million), Telemaco Immobiliare (Euro 192 million), Immsi (Euro 69 million), Tiglio (Euro 328 million), Telekom Austria (Euro 559 million), Telespazio (Euro 239 million), 9Telecom (an out-flow of Euro 529 million) and other minor investments (Euro 21 million).

At the end of 2000, the Group established a Global Note Program, which allowed for the issuance of a total amount of U.S.$ 12 billion in debt, at various terms, rates and maturities. From time to time, the Group has issued debt under the Global Note Program in order to meet funding requirements and to refinance existing debt.

The portion of financial debt due beyond one year rose from 64% at December 31, 2001 to 75% at December 31, 2002: including in long-term debt its current portion (Euro 2,677 million) the percentage went up to 88% (70% as of December 31, 2001). Such increase is due to the refinancing of the debt with the issue of fixed-rate notes by Telecom Italia S.p.A. for Euro 2,500 million on February 1, 2002, divided into two tranches of Euro 1,250 million each, due, respectively, on February 1, 2007 and February 1, 2012. This issue was made pursuant to the Global Note Program.

Financial debt denominated in foreign currency as of December 31 of each year is as follows:

	In Foreign Currency
	2001	2002	2001	2002
	(millions)		(millions of Euro)
U.S.$	967	1,073	1,097	1,023
GBP	305	271	502	417
BRL (Brazil)	3,235	1,068	1,582	289
CLP (Chile)	538,381	194,807	937	258
NUEVO SOL (Perù)	329	258	109	70
YEN	450	631	4	3

Other			12	43

			4,243	2,103

A grouping of the financial debt by interest rates is as follows:

	As of December 31,
	2001	2002
	(millions of Euro)
Up to 2.5%	988	1,051
From 2.5% to 5%	19,650	8,836
From 5% to 7.5%	2,573	9,143
From 7.5% to 10%	700	462
Over 10%	1,050	439

	24,961	19,931
Non-interest bearing	236	176

	25,197	20,107

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The non-interest bearing financial payables relate to certain agreements entered into by Telecom Italia for the lending of SEAT shares (“prestito titoli”).

Long-term debt as of December 31, 2002 classified by maturity is as follows (in millions of Euro):

2003 (current portion of long-term debt)	2,677
2004	1,877
2005	2,245
2006(*)	5,314
2007	1,841
Beyond 2007	3,741

17,695

(*)	Includes Euro 1,964 million “Opera Notes” puttable from investors in March 2004.

Financial debt consists of the following:

	As of December 31,
	2001	2002
	Total	Long term debt	Short term debt(*)	Total
	(millions of Euro)
Debt to banks	10,235	1,803	3,225	5,028
Debt to other financial institutions	2,163	644	775	1,419
Convertible notes	2,500	1,964	—	1,964
Notes and bonds	8,183	10,511	113	10,624
Payables to affiliates	570	24	382	406
Note payables	220	—	241	241
Suppliers	168	13	8	21
Other	1,158	59	345	404

	25,197	15,018	5,089	20,107

(*)	Including current portion of long term debt.

•	Debt to banks, of Euro 5,028 million, decreased by Euro 5,207 million compared to December 31, 2001. Certain banks borrowings are secured by mortgages for Euro 25 million and liens and pledges for Euro 229 million mainly related to Maxitel. Furthermore, TIM International has pledged Digitel shares as a guarantee for a Credit Facility granted to the same company.

•	Debt to other financial institutions, of Euro 1,419 million, decreased by Euro 744 million compared to December 31, 2001. This debt is related to loans payable by Seat Pagine Gialle (Euro 780 million) to Seat Pagine Gialle Finance S.r.l., a special purpose vehicle, entirely owned by third parties, operating under Law No. 130/99 on securitization, loans payable to Cassa Depositi e Prestiti by Telecom Italia (Euro 284 million) and loans payable by Telecom Italia to the securitization Vehicle (Euro 165 million).

•	Convertible notes include notes issued by TI Finance in an aggregate principal amount of Euro 2,500 million, convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash. These are five-year notes and can be redeemed by the note holders before maturity at the end of the third year after issue. Convertible notes decreased by Euro 536 million due to the buy - back and subsequent cancellation of notes by TI Finance.

•	Notes and bonds, which totaled Euro 10,624 million and increased by Euro 2,441 million from December 31, 2001, include the following:

•	on April 10, 2001, notes were issued by TI Finance in an aggregate principal amount of Euro 6,000 million. The issue was divided into three tranches: the first, for Euro 1,000 million principal amount of floating rate notes, maturing on April 20, 2004; the second, for Euro 3,000 million principal amount of fixed-rate notes, maturing on April 20, 2006; the third, for Euro 2,000 million principal amount of fixed-rate notes, maturing on April 20, 2011;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	on December 21, 2001, Telecom Italia issued floating rate notes of Euro 1,500 million principal amount, maturing June 21, 2005. Telecom Italia can call the notes at an earlier date at par, beginning from the second year and at every interest coupon date thereafter;

•	notes maturing in 2003 issued by the Brazilian subsidiaries Tele Nordeste Celular and Tele Celular Sul for Euro 108 million;

•	notes maturing between 2007 and 2023 issued by Entel Chile for Euro 208 million;

•	notes maturing between 2009 and 2010 issued by the TDL Infomedia Ltd group for Euro 116 million;

•	notes issued by Telecom Italia as part of the Global Note Program on February 1, 2002 for Euro 2,500 million, divided into two tranches of Euro 1,250 million each, at fixed interest rates, maturing, respectively on February 1, 2007 and February 1, 2012;

•	notes 2002—2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia with headquarters in Italy, for Euro 192 million.

•	Payables to affiliates, of Euro 406 million, decreased by Euro 164 million compared to the end of 2001 and are related mainly to Teleleasing (Euro 393 million) for financial lease contracts, some of which were redeemed early in January 2003.

•	Notes payable, of Euro 241 million, increased by Euro 21 million and refer to investment certificates maturing in June 2003, issued by Seat Pagine Gialle as part of the securitization transaction with Seat Pagine Gialle Finance S.r.l. (Euro 221 million) and to financial paper with a short-term maturity issued by Telecom Italia (Euro 20 million).

•	Other, of Euro 404 million, decreased by Euro 754 million compared to the end of 2001. The 2002 amounts were mainly due to the financial payables of Telecom Italia (Euro 213 million, of which Euro 176 million represents the loan of Seat Pagine Gialle shares and Euro 32 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the assessments received in 2001 by Telecom Italia) and the TIM group (Euro 161 million, relating to the remaining amounts payable on the UMTS licenses acquired in Italy and Greece; such liabilities have considerably decreased as a result of the payment of the residual liability for the purchase of the PCS licenses by Tim Celular).

Note 12—Payables, trade and other

	As of December 31,
	2001	2002
	(millions of Euro)
Advances from customers	388	263
Trade payables	6,058	5,456
Payables to affiliated companies	349	247
Other taxes payable	672	397
Payables to customers	1,650	1,604
Other	1,466	2,133

	10,583	10,100

Advances from customers, which totaled Euro 263 million, decreased by Euro 125 million compared to December 31, 2001.

Trade payables decreased by Euro 602 million from December 31, 2001, mainly as a result of the reduction in payables by Telecom Italia (a decrease of Euro 146 million), the changes in the scope of consolidation (a decrease of Euro 368 million) and the negative performance of the Latin American currencies (Euro 282 million). This item also includes Euro 513 million of amounts due to other telecommunications operators.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges (mainly for January and February 2003), as well as prepaid traffic. The item also includes other liabilities for services to be performed by Seat Pagine Gialle (Euro 113 million) in relation to the delivery of the directories.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other includes payables for the telecommunications license fee totaling Euro 1,394 million (Euro 1,034 million as of December 31, 2001). Telecom Italia and TIM have contested the Ministerial Decree dated March 21, 2000 that introduced Law No. 448/1998, which set forth a new license fee as from January 1, 1999 in lieu of the previous concession fee. Consequently, they did not pay the license fee for the years 2000, 2001 and 2002.

Note 13—Other accrued liabilities

Other accrued liabilities consist of accrued expenses (primarily interest) of Euro 403 million as of December 31, 2001 and Euro 455 million as of December 31, 2002 and deferred income of Euro 797 million as of December 31, 2001 and Euro 855 million as of December 31, 2002. Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the unavailable portion of capital grants received.

Note 14—Other liabilities

	As of December 31,
	2001	2002
	(millions of Euro)
Reserve for taxes	154	198
Reserves for pensions and similar obligations	49	32
Reserve for restructuring costs	37	299
Reserve for forward purchase commitments (Put option on SEAT’s shares)	569	1,942
Reserve for risks and charges related to Is Tim	—	850
Reserve for contract and other risks and charges	2,209	1,859
Payable to INPS and other accruals	930	806

	3,948	5,986

•	The reserve for taxes mainly consists of estimated tax liabilities on positions still to be agreed or in dispute.

•	As of December 31, 2002, the reserve for restructuring costs includes Euro 194 million related to Telecom Italia.

•	The reserve for forward purchase commitments includes the accrual costs related to the contractual commitments to acquire the additional Seat Pagine Gialle shares for Euro 1,942 million. The amount of Euro 569 million recorded for the same purpose in 2001 was paid in November 2002 at the present value of Euro 500 million (see also Note 18).

•	The reserve for risks and charges related to Is TIM (Euro 850 million) was recorded in 2002 for the estimated value of the guarantees provided by the Telecom Italia Group to financial institutions on behalf of Is TIM and the loans to Is TIM by the Telecom Italia Group.

•	The reserve for contract and other risks and charges (Euro 1,859 million; Euro 2,209 million as of December 31, 2001) includes:

•	the reserves for contractual risks and other risks, mainly related to Telecom Italia, for a total of Euro 978 million (Euro 590 million as of December 31, 2001) provided in previous years and in the current year, relating to the 2000 IM.SER real estate transaction, the sales of Italtel, Sirti and Telespazio and the sale of the satellite consortiums (Mirror);

•	the reserves for the risks of technological revisions and future risks inherent to the regulatory framework of TIM for Euro 453 million (Euro 465 million as of December 31, 2001);

•	the TI Finance reserve of Euro 124 million relating to the financial expenses connected with the notes;

•	the Seat Pagine Gialle reserve of Euro 43 million recorded in 2002 for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non-current portion of the contributions due for the personnel of IRITEL, the company merged into

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Old Telecom Italia in 1994 (see Note 18), as well as the deferred revenue from the capital grants provided by the government.

Note 15—Employee termination indemnities

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employee on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

The reserve for employee termination indemnities decreased by Euro 45 million compared to the end of 2001, as a result of the followings:

(millions of Euro)
Balance, at beginning of the year	1,350
Provision for the year	208
Indemnities paid	(159)
Advances	(19)
Utilization of reserve for pension	(30)
Other variations	(45)

Balance, end of the year	1,305

Other variations mainly refer to the changes in the scope of consolidation.

Note 16—Share capital

Telecom Italia has two classes of shares outstanding, ordinary and savings shares, with the par value for each class of share set at Euro 0.55. There were 2,166,120,095 savings shares outstanding in 2000 and 2,053,122,025 in 2001 and 2002. Ordinary shares had 5,260,037,131 shares outstanding in 2000, 5,261,533,481 in 2001 and 5,262,908,631 in 2002. Share capital increased by Euro 756,000, compared to December 31, 2001. This increase is due to the exercise of stock options by various executives of the Group of 1,375,150 ordinary shares purchased under the Group’s stock option plan.

After these transactions, the share capital of Telecom Italia as of December 31, 2002 amounted to Euro 4,024 million and is fully paid and consists of 5,262,908,631 ordinary shares and 2,053,122,025 savings shares of par value Euro 0.55 each.

Savings shares do not carry voting rights, but entitle their holders to preferential rights to receive a dividend per share out of current years’ earnings that is 2% of the par value of the savings shares greater than that received by holders of ordinary shares.

Note 17—Additional paid-in capital and reserves, retained earnings and profit (loss) of the year

Additional paid-in capital

Additional paid-in capital of Euro 3,038 million increased by Euro 1,226 million, compared to December 31, 2001, as a result of the followings:

•

the reclassification of the Telecom Italia reserves, through the transfer of Euro 2,160 million from the “Miscellaneous reserve (included under “Reserves and retained earnings”)” to “Additional paid-in capital”, Euro 820 million from the “Additional paid-in capital” to the “Legal reserve (included under “Reserves and retained earnings”)” and Euro 660 million from the “Legal Reserve” to the “Miscellaneous reserve”. At the same time the miscellaneous reserve was renamed “Retained earnings

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

miscellaneous reserve”. Such reclassifications, resolved by the Telecom Italia ordinary Shareholders’ Meeting on December 12, 2002, serves to enhance the clarity of the accounts by facilitating immediate identification of the nature of the reserves as retained earnings or capital reserves;

•	an increase of Euro 8 million due to the foregoing options exercised in 2002 under the Group’s various stock option plans;

•	the reclassification from the “Additional paid-in capital” to the “Reserve for treasury stock in portfolio (included under “Reserves and retained earnings”) of Euro 122 million corresponding to the purchases made from October 1 to December 31, 2002, of 833,500 ordinary treasury shares at an average price of Euro 7.69 and 22,607,000 savings treasury shares at an average price of Euro 5.20 under the buyback program authorized by the ordinary Shareholders’ Meeting on November 7, 2001.

Reserves, retained earnings and profit (loss) of the year

	As of December 31,
	2001	2002
	(millions of Euro)
Reserves and retained earnings	9,755	2,309
Net income (loss)	(2,068)	(322)

	7,687	1,987

Reserves, retained earnings and profit (loss) of the year decreased by Euro 5,700 million compared to December 31, 2001. The reduction was due mainly to the payment of 2001 dividends (Euro 2,306 million), the extraordinary distribution of reserves (Euro 987 million), the net loss for the year (Euro 322 million), as well as the impact of the translation of certain foreign companies as a result of the unfavorable movements in the local currency against the Euro.

Included in reserves and retained earnings are retained earnings of subsidiaries, legal reserves, revaluation reserves and the reserves held on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions which could give rise to a tax liability are not expected to occur. Legal reserves are not available for payment of dividends.

Note 18—Commitments, guarantees and contingent liabilities

As of December 31, 2002, the Group has purchase commitments totaling Euro 2,858 million (Euro 3,305 million as of December 31, 2001).

In particular, the purchase commitments mainly refer to:

•	Telecom Italia’s commitment for the put option on Seat Pagine Gialle shares (Euro 2,417 million).

Under the contract agreed on March 15, 2000 (as subsequently amended), Telecom Italia gave Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of Euro 4.20 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JP Morgan Chase Equity Limited (JPMCEL), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPMCEL renegotiated the contract with Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date in April and May 2003, 2004 and 2005. The time extension made it possible to defer the financial impact of acquiring the shares.

Telecom Italia International then purchased from JPMCEL a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of Euro 747 million. Moreover, for the purpose of transferring the effects of this latter transaction to Telecom Italia, an identical call option agreement was then entered into with the same features between Telecom Italia and Telecom Italia International.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 25, 2002, Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group.

In particular, a decision was made to reduce the exercise price of the aforementioned options from Euro 4.20 to Euro 3.40 per share; in view of the reduction, Telecom agreed to pay JPMorgan Chase Euro 569 million at the original expiration date of December 2005, unless Telecom Italia decided to exercise the right to pay the present value of the same amount prior to that date. To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, TI Finance provided a guarantee (Euro 1,940 million) in the form of a Direct Participation Letter of Credit to JPMCEL.

A decision was also made to eliminate the right of either party to exercise the options, which expire on December 6, 2005, except for Telecom Italia’s right to exercise part of the call options earlier; the early exercise of the call option per tranche, beginning from December 2004, covers 355 million Seat Pagine Gialle shares.

As a result of such renegotiation, the aforementioned expense connected with the revision of the strike price of the options (Euro 569 million) was accounted for in the caption “due to other financial institutions” and had no effect on the statement of operations for the year 2002 after utilization of the reserve for forward purchase commitments of Seat Pagine Gialle Shares accrued for the same amount at the end of 2001. In November 2002, the re-negotiated debt was settled with a payment to JP Morgan Chase of Euro 500 million, corresponding to the present value of the debt.

Following an additional assessment as of December 31, 2002, a reserve for forward purchase commitments of Seat Pagine Gialle shares of Euro 1,942 million was recorded for the estimated non recoverability of the original price of the put option; this was done to reflect that the Group no longer considers its Directories business to be a core, strategic business;

•	Seat Pagine Gialle’s commitment (Euro 55 million) relating to the purchase of 9,122,733 Seat Pagine Gialle shares and the residual 0.27% stake of TDL Infomedia Ltd, held by certain executives, who are also shareholders of TDL Infomedia Ltd;

•	Telecom Italia’s commitment (Euro 10 million) relating to the purchase of the residual 14% stake of EPIClink’s share capital, held by Pirelli and other shareholders;

•	TIM’s commitment (Euro 20 million) for the purchase from Wind of assets related to the Blu’s core network;

•	operating lease commitments of Euro 34 million.

The reduction in the purchase commitments of Euro 447 million from December 31, 2001 is mainly related to the above-mentioned revision of the strike price of the options connected to the Seat Pagine Gialle Shares.

As of December 31, 2002, the Group has sale commitments totaling Euro 219 million (Euro 2,064 million as of December 31, 2001). The decrease of Euro 1,845 million is mainly due to the sale of Auna (as of December 31, 2001 the Group’s commitment for the sale of such company amounted to Euro 1,999 million).

As of December 31, 2002 the Group’s sales commitments include Euro 195 million for the sale to the PTT Srbija of the investment held in Telekom Srbija, Euro 10 million for the sale to the Accenture group of the investment held in TE.SS and Euro 7 million for the sale of the investment held in Siteba to the other shareholders.

As of December 31, 2002, the Group has given guarantees of Euro 1,113 million (Euro 1,422 million as of December 31, 2001). The amount of the guarantees provided is presented net of counter-guarantees received amounting to Euro 378 million (Euro 567 million as of December 31, 2001). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which Euro 537 million on behalf of Is TIM, against which a provision was recorded under the reserve for risks and charges) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

As of December 31, 2002, the Group has given collateral of Euro 111 million (Euro 163 million as of December 31, 2001). Collateral provided mainly refers to Is TIM shares pledged as guarantees by TIM

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

International for the performance of the obligations covered by the supply contracts signed by Is TIM with Ericsson and Siemens.

The total amount of Telecom Italia commitments as of December 31, 2002 for building rental obligations to be paid to IM.SER 60, Tiglio I and Tiglio II under 21-year contracts was Euro 3,818 million. The commitment is Euro 209 million per year. Furthermore, Telecom Italia has given guarantees for a maximum amount of Euro 450 million on behalf of IM.SER 60 against contractual risk on buildings previously sold.

Telecom Italia and certain of its subsidiaries are involved in various legal actions. However, in the opinion of the Group’s management, the risks relating to such actions will not materially affect the Group’s financial position or results of operations.

Pursuant to a law enacted in 1992, Telecom Italia is required to ensure that all personnel employed on February 20, 1992 are covered by the Fondo Previdenza Telefonici (“FPT”), the telephone workers social security fund, for their entire retirement benefit, including sums due in respect to prior employment in other companies. The contributions to cover these benefits are to be computed by INPS (the Italian social security institution), and would be paid in 15 equal annual installments. A subsequent law established that the cost for such contributions should be recorded in the financial statements and be deductible for tax purposes in the respective years as paid. The amount of the liability for the contributions due is not certain as there is disagreement between the Group and INPS as to the computation of the amounts due. The issues are presently being debated in legal proceedings between the parties involved pending in front of the Italian judicial courts. Telecom Italia’s management believes that the aggregate liability as of December 31, 2002 relating to such contributions can be estimated to range from Euro 964 million to Euro 1,289 million (of which Euro 409 million has already been paid), net of the residual amount already recorded in 1993 by IRITEL and presently appearing in these consolidated financial statements following the IRITEL merger (Euro 595 million).

Pre-amortization interest (including that relating to the employees of the former IRITEL), subsequent to the agreement between INPS and Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of Euro 110 million, net of interest adjustments and certain reimbursements made by INPS. The dispute was resolved in Telecom Italia’s favor in order No. 3398/2002 decided by the Supreme Court, conforming to the previous order No. 4242/2000 that was handed down (by which the payment of the above interest and accrued interest related thereto was suspended as from June 2000).

Telecom Italia has recorded a receivable of Euro 131 million (including interest at 5%) in the 2002 statement of operations in “other income and (expense) net”. This receivable was entirely compensated by the payment of the current installments.

Management also believes that the other contributions eventually due will not significantly affect the Group’s financial position or future results of operations since, as provided for by the pertinent law, any costs required to be paid will be paid and recorded over a period of fifteen years.

Financial derivatives

The Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency & interest rate swaps (CCIRS) and currency forwards to convert various currency loans—mainly in US dollar and Euro—into the functional currencies of the various subsidiaries.

The following table gives a description of the financial derivative contracts used to hedge debt positions of the Group, outstanding as of December 31, 2002.

Notional amount/ Capital exchanged as of December 31, 2002
(millions of Euro)
Interest rate swaps and interest options	5,054
Cross currency and interest rate swaps	827

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IRSs and IROs involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with the counterparts. This principal amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The same also applies to CCIRSs which involve the exchange of capital, in the respective currencies of denomination, in addition to the settlement of periodic interest flows, at maturity and eventually at another date.

The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

Besides derivative contracts used as part of the management of debt exposure, as of December 31, 2002, there were IRSs and CCIRSs at TI Finance and TIM Celular to hedge financial assets representing a notional principal amount of Euro 150 million. Lastly, the Group has entered into transactions to hedge exchange rate exposure (currency forwards) on short-term treasury transactions for a principal amount of Euro 1,433 million.

Note 19—Other income

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Operating grants	20	24	19
Gain on disposal of intangibles and fixed assets	10	12	6
Amount credited to income of capital grants	72	73	65
Miscellaneous income	324	308	389

	426	417	479

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations represent the portion that became available during the year based on the depreciation pattern of the underlying fixed asset;

•	miscellaneous income from operations includes, among other things, late payment fees charged to customers of the telecommunications services companies (Euro 106 million in 2002, Euro 112 million in 2001 and Euro 110 million in 2000).

Note 20—Other external charges

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Costs of external services rendered	8,394	9,552	9,229
Rents and lease payments	798	1,069	1,145
Provision for bad debts	477	439	542
Provision for risk	119	189	109
Write-downs of fixed assets and intangibles	48	16	57
TLC license fee	572	524	431
Other provisions and operating charges	382	382	436

	10,790	12,171	11,949

The 2002 decrease in costs of external services rendered of Euro 323 million was mainly due to the deconsolidation of the Telespazio and 9Telecom groups and Sogei partly offset by the higher costs for the operation and development of mobile telecommunications. The 2001 increase in costs of external services

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rendered of Euro 1,158 million was mainly due to the higher costs for the operation and development of mobile telecommunications and the change in the scope of consolidation described in Note 1.

The decrease in the TLC license fee, which is principally payable to the Italian Government and is proportional to revenues, decreased in 2002 compared to 2001 and in 2001 compared to 2000 due to a reduction in the domestic fixed line revenue base and a reduction in the rate (the aggregate rate for Telecom Italia and TIM declined from 2.7% in 2000 to 2.5% in 2001 and 2% in 2002).

Note 21—Financial income

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Dividends	139	17	16
Capital gain on sale and other income from equity investments	167	137	2
Interest and capital gains on fixed-income securities	105	138	94
Interest and commission from:
—unconsolidated subsidiaries and associated companies	24	24	14
—banks	74	110	84
—customers	3	2	2
Gain on foreign exchange	196	217	478
Other	139	431	546

	847	1,076	1,236

In 2002, “other” includes Euro 392 million (Euro 298 million in 2001) of income on hedging contracts and income from the application of inflation accounting principles.

Note 22—Financial expense

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Interest and commission paid to:
—banks, on short and long term loans	678	815	257
—other financial institutions, on short and long term loans	59	155	169
—suppliers	32	10	12
—unconsolidated subsidiaries and associated companies	34	31	23
Interest and other charges on debenture loans	148	449	765
Losses on foreign exchange	175	348	874
Write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies, net	1,025	1,616	465
Write-downs of marketable debt and equity securities	134	291	176
Other	185	1,316	658

	2,470	5,031	3,399

Financial expense decreased by Euro 1,632 million compared to 2001 as a result of the followings:

•	the decrease in interest expense due to the lower average borrowings outstanding during 2002;

•	the increase in losses on foreign exchange due to the negative performance of the rates of exchange which impacted some Latin American companies, in particular Venezuela and Brazil;

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies;

•	the decrease in “other” of Euro 658 million mainly as a result of the provision of Euro 569 million recorded in 2001 for the forward purchase commitment of Seat Pagine Gialle shares connected with the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in “other income and (expense), net”.

The decrease in 2002 of Euro 1,151 million in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies was mainly due to:

•	the reduction of Euro 236 million in amortization of goodwill in companies accounted for using the equity method (Euro 80 million compared to Euro 316 million in 2001 and Euro 453 million in 2000) as a result of the write-downs of goodwill taken in the 2001 financial statements;

•	the decrease of Euro 914 million in valuation adjustments to the Group’s share of the equity in the earnings and losses of equity investees (a loss of Euro 386 million compared to a loss of Euro 1,300 million in 2001). Such valuation adjustments refer to the losses of Stream for Euro 246 million (Euro 241 million in 2001), of Is TIM for Euro 171 million (Euro 334 million in 2001) and the earnings balance of Euro 31 million relating to the earnings (losses) of other unconsolidated companies.

In 2001 this item was affected by the losses from the investments in the Nortel Inversora group (Euro 238 million) and in the Auna group (Euro 203 million) and the write-down of the Astrolink project (Euro 259 million) by Telespazio. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, has remained unchanged.

Note 23—Other income and (expense), net

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Provisions and write downs of goodwill and equity investees	—	(2,984)	(6,237)
Restructuring costs	(492)	(380)	(494)
Charges as required under Law n. 58/1992 (see Note 18)	(153)	(155)	(155)
Gains on the disposal of equity investees, fixed and intangible assets	1,146	392	2,413
Other, net	(715)	(325)	(1,164)

	(214)	(3,452)	(5,637)

In 2002, provision and write-downs of goodwill and equity investments amounted to Euro 6,237 million (an increase of Euro 3,253 million compared with 2001). In 2002 it consisted of the following:

•	write-down of the equity investment held in Is TIM (Euro 1,491 million) and provision to the reserve for risks and charges related to Is TIM (Euro 850 million) for the guarantees provided by the Group to the creditors of Is TIM. It also includes the provision for the loans to Is TIM extended by the Group. Telecom Italia concluded that the value of its investments were permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place. These measures are essential in the light of international experience and pursuant to applicable legislation in Turkey. Is TIM made reiterated and formal efforts but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender. Due to the above mentioned difficulties, no conditions enabling the return of investment seem to be granted;

•	write-down of the Seat Pagine Gialle goodwill (Euro 1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (Euro 1,942 million). The write-down and the provision were made on the basis of the average price of Seat Pagine Gialle ordinary shares based on traded on the Italian Stock Exchange over the second half of 2002;

•	other write-downs of investments for Euro 46 million and of goodwill for Euro 321 million (of which: Euro 103 million for Blu, Euro 75 million for Corporacion Digitel, Euro 96 million for Netco Redes and Euro 47 million for other minor companies);

•	reserve provision (Euro 43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A..

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2001, provision and write-downs of goodwill and equity investments amounted to Euro 2,984 million. In 2001 it consisted of the following:

•	Euro 1,303 million for the write-down of goodwill relating to consolidated companies (9 Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brazil, Med-1 group and certain companies in the Seat Pagine Gialle group);

•	Euro 1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	Euro 603 million for other provisions relating to equity investees.

Restructuring costs are related to expenses and provisions for employee cutbacks and layoffs.

In 2002 gains on the disposal of equity investees, fixed and intangible assets (Euro 2,413 million) arose from:

•	the sale of the 26.89% interest in Auna (Euro 1,245 million);

•	the sale of the 19.61% interest in Bouygues Decaux Telecom (Euro 484 million);

•	the acceptance of the tender offer for Lottomatica shares (Euro 133 million);

•	the sale of the 25% interest in the Mobilkom Austria group (Euro 115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (Euro 110 million);

•	the sale of the 100% interest held in Telespazio (Euro 70 million);

•	the concentration of the real-estate assets through the companies IMSER, Emsa and Telimm into Tiglio I (Euro 159 million);

•	the transfer of Telecom Italia’s Asset Management unit to Tiglio II (Euro 60 million);

•	the transfer by Telecom Italia of its real estate services units (excluding facilities management) to the Pirelli & C. Real Estate Group (Euro 15 million); and

•	the disposal of other equity investments, fixed assets and business segments (Euro 22 million).

In 2001 gains on the disposal of equity investments, fixed and intangible assets mainly arose from the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (Euro 170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (Euro 94 million), the dilution of the investment in Auna (Euro 16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (Euro 35 million).

In 2000, gains on the disposal of equity investees, fixed and intangible assets mainly arose from the old divestiture plan of the Group (Euro 969 million), which was related to the sale of 80.1% of the Italtel group (Euro 393 million), the Meie group (Euro 232 million), Teleleasing (Euro 21 million), the Sirti group (Euro 11 million) and the sale of a portion of the real estate portfolio through the sale by Telecom Italia of the 60% of IM.SER (Euro 312 million) to third parties. The remaining gains of Euro 177 million were related to the sale of other equity investees and intangibles, fixed assets and business segments, of which Euro 55 million came from the sale of the investment in the Bharti group.

In 2002 “other, net” included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reservation, to INPS up to 1999—following the termination of litigation after the courts ruled in Telecom Italia’s favor (Euro 131 million);

•	the release of reserves (Euro 77 million) set up in 2001 to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	grants (Euro 9 million) and other income (Euro 184 million);

•	the provisions made in conjunction with the disposal of the investment in the 9Telecom group (Euro 316 million). In particular, in view of the loss reported prior to sale, the French group 9Telecom had a negative effect on the 2002 statement of operations of the Telecom Italia Group for a total of Euro 389 million;

•	losses for the sale of the 15% stake in Telekom Austria (Euro 135 million);

•	expenses connected with the disposal of equity investees (Euro 235 million);

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT (Euro 74 million);

•	write-downs of fixed assets and intangibles (Euro 190 million, of which Euro 142 million related to the Brazilian companies);

•	provisions to the reserves for risks and charges (Euro 194 million, of which Euro 135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Telecom Italia’s payable to customers relating to telephone prepaid cards (Euro 158 million); and

•	other losses on disposals of equity investees, fixed assets and intangibles (Euro 38 million) and other expenses (Euro 225 million).

In 2001 “other, net” included: i) income from the release of reserves by Telecom Italia recorded in prior years for risks which did not materialize (Euro 120 million mainly relating to the reserve for the contract with Iraq of Euro 62 million and the reserve for corporate restructuring of Euro 50 million); ii) income (Euro 32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7553/1999 of the Antitrust Authority under which TIM and Omnitel Pronto Italia were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates; iii) the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Stream (Euro 248 million); iv) the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT (Euro 77 million); and v) the costs resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts (Euro 85 million).

In 2000, “other, net” included: i) the provision made by TIM to the reserve for technological risk (Euro 400 million); ii) the expenses and provisions connected to the transactions for the disposal of investment holdings and the real estate portfolio (Euro 180 million); iii) the extraordinary annual contribution to INPS to meet the higher financial requirements covered by the rules of the FPT fund (Euro 77 million); and iv) the residual amount for the fine of Euro 41 million imposed on TIM by the Antitrust Authority for the alleged violation of rules against price-fixing. This amount was equal to the difference between the original fine (Euro 52 million) and the amount accrued by TIM in the 1999 financial statements (Euro 11 million).

Note 24—Income taxes

Income taxes include the current, deferred and prepaid income taxes of individual consolidated companies.

In 2002, an income tax benefit of Euro 716 million was recorded (compared to an expense of Euro 925 million in 2001 and Euro 2,020 million in 2000) as a result of a current income tax expense of Euro 1,451 million and a deferred income tax benefit of Euro 2,167 million.

The 2002 decrease in income taxes (Euro 1,641 million) was due to a reduction in the taxable base caused mainly by the write-downs of equity investees which involved an increase in prepaid income taxes, as well as to the benefits arising from the merger of Blu into TIM.

The 2001 decrease in income taxes (Euro 1,095 million) was due to a reduction in the taxable base caused mainly by the extraordinary provisions and write-downs of Telecom Italia and TIM regarding the valuation of foreign investments.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Italian and Foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Italy	4,897	2,856	1,769
Foreign	71	(3,589)	(2,188)

	4,968	(733)	(419)

The provision for income taxes consisted of the following in the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	(millions of Euro)
Current tax expense:
Italy	2,289	1,158	1,301
Foreign	197	28	150

Total current tax expense	2,486	1,186	1,451
Deferred:
Italy	(493)	(254)	(2,198)
Foreign	27	(7)	31

Deferred tax expense / (benefit)	(466)	(261)	(2,167)

Income tax expense / (benefit)	2,020	925	(716)

Net Operating Losses

At December 31, 2001 and 2002, the Group has net operating loss carry-forwards of Euro 5,970 million and Euro 2,830 million, respectively. Against such net operating loss carry-forwards no deferred tax assets have been provided because of uncertainty of their recoverability. Utilization of these losses are limited to future earnings of the respective companies.

Note 25—Recent developments

Proposed Merger of Telecom Italia and Olivetti (the “Merger”)

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met and agreed to propose to the shareholders the combination of Telecom Italia with Olivetti (the “Merger”), with the combination to be effected through a series of steps. In May 2003, the ordinary shareholders of both the Group and Olivetti authorized that the Merger be accepted based on the terms as proposed by the Boards. Those terms include the extension of a withdrawal right to certain Olivetti shareholders (to be made at Euro 0.9984 per Olivetti share), after which a voluntary partial cash tender offer will be made to the ordinary shareholders and the savings shareholders of Telecom Italia at a price of Euro 8.010 per ordinary share and Euro 4.820 per savings share, respectively. The total amount of cash to be expended on the Olivetti withdrawal right and the ordinary share tender offer and the savings share tender offer is not to exceed Euro 9 billion. The completion of the tender offers is contingent on the Merger becoming effective. On completion of the Merger, Telecom Italia will be legally merged into Olivetti, with Olivetti then assuming the name, Board of Directors and corporate mission of Telecom Italia. The New Telecom Italia will assume the outstanding debt obligations of Olivetti, including the additional funds (up to Euro 9 billion) to be borrowed as part of the withdrawal and tender offer cash payments.

Disposal of GLB Servicos Interativos

On January 15, 2003, Telecom Italia disposed of its 28.57% stake held in GLB Servicos Interativos for a consideration of U.S.$ 15 million, realizing a net gain of Euro 4 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Renewal of first 2001 securitization tranche

On January 22, 2003, the securitization Vehicle renewed the first Euro 100 million tranche of Asset Backed Notes issued on January 29, 2001.

Early purchase of leased assets and subsequent partial sale

On January 27, 2003, the procedures were completed for the early purchase of 12 property units (for about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Group companies under financial leasing contracts. The deal involved a total cash payment of approximately Euro 369 million for the all the assets. On June 20, 2003, the Telecom Italia Group announced that it reached an agreement with Lastra Holding B.V. a company within the Five Mounts Properties group (FMP), for the sale of certain of these real estate assets. FMP is the real estate arm of BSG (the Beny Steinmetz Group), which is owned and managed by the Geneva based Beny Steinmetz family trusts and foundation.

The value of the agreement, which is expected to be finalized by the end of July 2003, is equal to approximately €355 million.

Disposal of TI logistics company arm

On 27 January, 2003, Telecom Italia announced a transaction with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the transaction includes the transfer to TNT Logistics of certain assets of Telecom Italia comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million pieces of telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on March 5, 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

Lisit Informatica

On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini Group), won the bid held by the Lombardy Regional Authority for the supply of the goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region.

The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately Euro 350 million.

Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of Euro 54 million.

Acquisition of Consodata shares

On February 12, 2003 Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders´ exercised their option to sell, which was extended to them under an agreement made in the original acquisition by the preceding Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of Euro 44 per share—for a total of approximately Euro 48.8 million—has enabled Seat Pagine Gialle to acquire a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

2002—2022 notes reserved for employees of the Telecom Italia Group

On February 13, 2003, the Board of Directors of Telecom Italia decided to reduce the 2002—2022 notes reserved for employees program from Euro 1 billion to Euro 400 million.

Disposal of Telekom Srbija

On December 28, 2002, the Telecom Italia Group announced that it had agreed to sell to PTT Srbija its 29% holding in Telekom Srbija. The deal was finalized on February 20, 2003 and is expected to be completed by the end of June. PTT Srbija is to pay Euro 195 million, of which Euro 120 million is to be paid by June 2003, and the remainder to be settled in six half-yearly installments from January 2006. The shares disposed of shall be placed in escrow with an international bank until payment of the consideration is complete.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mobile termination rates

On February 5, 2003, NRA issued Order n. 47/03 setting new maximum values for the termination rates applied by mobile notified operators (TIM and Vodafone Omnitel) for calls originated on third networks. The ceilings for mobile termination charges will be 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the NRA has provided a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which will be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The Authority believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable.

Telecom Italia—Hewlett-Packard deal

On February 21, 2003, Telecom Italia and Hewlett-Packard agreed a five-year management services and outsourcing arrangement worth a total of Euro 225 million. This outsourcing arrangement became effective on April 16, 2003 following receipt of clearance from the Italian Antitrust Authority and completion of union consultation procedures. Under the agreement, Hewlett-Packard is to supply asset management, help desk, maintenance and workstation management services to Telecom Italia, drawing upon the skills of around 600 IT Telecom specialists who will be transferred to a new Hewlett-Packard entity specialized in these services. For its part, IT Telecom is to house the systems and administer Hewlett-Packard Italia´s SAP environment operations. The agreement will lead to a closer focus on core business and is expected to generate efficiency gains through the realization of distributed environment management savings.

Restructuring of the Telecom Argentina group’s debt obligations

On February 12, 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A. announced their intention to launch a cash tender offer for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. Having obtained any necessary authorizations, the offer started on April 16, 2003 and represents the beginning of the process for restructuring the Telecom Argentina group’s debt obligations.

In June 2003, Telecom Argentina STET-France Telecom S.A. (controlled by Nortel Inversora) and its subsidiaries Telecom Personal S.A. and Publicom S.A., pursuant to a tender offer, repurchased, U.S.$ 292 million principal amount of their financial debt obligations at a price of U.S.$ 160.6 million (55% of the face value).

Regulator approves 2002 interconnection price list

On February 27, 2003, the Infrastructures and Networks Commission of the National Regulatory Authority approved the interconnection price list for 2002, which Telecom Italia must apply to competing operators for the use of its network in the areas of interconnection services for traffic, billing services with the risk of non-payment for access by Telecom Italia subscribers to non-geographical numbers and unbundling local loop access services. The economic effects are included in the 2002 financial statements.

Agreement for the acquisition of Megabeam

In March 2003, Telecom Italia signed the agreement for the acquisition of 100% of the share capital of Megabeam Italia S.p.A., the first Italian wireless Internet service provider, for consideration of Euro 11.5 million.

Megabeam’s acquisition falls under Telecom Italia’s broadband strategy, in which wireless technology, such as Wi-Fi, occupies a fundamental role in solutions both for the family and for business. Megabeam offers Wi-Fi networking services in private sites and is experimenting the same Wi-Fi service in public places, for example,—in significant Italian airports and a hotel chain—using Wireless—Lan which operates on the 2,400-2,483.5 frequency.

The execution of the agreement is subject to the approval of the Antitrust Authority.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Reconciliation to Accounting Principles Generally Accepted in the United States

The consolidated financial statements of the Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession as described in Notes 1, 2 and 3, which differ in certain significant respects from U.S. GAAP. A summary of the significant differences is as follows:

Business combinations

The accounting for business combinations and goodwill differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following: i) Italian GAAP allows, for certain transactions that use shares for part or all of the consideration, that the shares exchanged be accounted for as a pooling of interest, while U.S. GAAP requires that an acquirer be determined, the fair value of the securities exchanged be accounted for and that purchase accounting be used for all business combinations (subsequent to the adoption of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”), ii) Italian GAAP allows a different measurement date to be used in valuing the securities issued in purchase combinations, while typically U.S. GAAP requires the average stock price used for a reasonable period of time before and after the date of announcement, while Italian GAAP often does not account for the value of the securities exchanged, iii) Italian GAAP allows flexibility as to when the effective date, and therefore the results of operations, can be included in the results of the Group and U.S. GAAP requires that the acquisition be accounted for as of the effective date, iv) a detailed allocation of the purchase price of a company is required under US GAAP for intangible assets other than goodwill, v) under U.S. GAAP certain put and call arrangements are considered to be acquisition financing and therefore part of the original purchase price, whereas under Italian GAAP they are not recorded until the amounts are paid, vi) the amortization of goodwill is required under Italian GAAP, but has ceased as of January 1, 2002 for purposes of U.S. GAAP upon the adoption of SFAS 142 and vii) the measurement of impairment under U.S. GAAP requires at least an annual fair value assessment under SFAS 142, with interim assessment necessary if impairment indicators are present.

As discussed further in U.S. GAAP accounting policy footnote (k), the Group has ceased amortization on all goodwill and indefinite lived assets associated with all acquisitions and equity investees, including those transactions below that have given rise to U.S. GAAP reconciling differences.

Goodwill deriving from STET—Telecom Italia merger

During 1997, Telecom Italia was merged with and into STET (STET was holding company of various businesses, principally telecommunications, of the Group prior to the merger of Telecom Italia into STET). Under Italian GAAP, the combination was accounted for as a merger and the financial statements reflected the ownership change based on the net book value of the combined entities. For Italian GAAP purposes, the merger was recognized as of January 1, 1997. Under U.S. GAAP, the combination was accounted for as a purchase, effective as of July 18, 1997. The assets and liabilities of Telecom Italia were recorded at fair value. The excess of the purchase price over the fair value of net assets was recorded as goodwill to be amortized until 2012, which represented the residual license period at the time of the merger.

Purchase method accounting transactions

Several acquisitions, which are required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP:

•	Telecom Italia formation—Upon the formation of Telecom Italia in 1994, Telecom Italia’s ownership percentage in the combined companies was diluted. The Italian GAAP financial statements reflected the ownership change impact based on the net book value of the combined entities, while U.S. GAAP required the ownership change to be treated as a purchase, at fair value. For U.S. GAAP purposes, the difference between fair value and book value was recorded as goodwill to be amortized until 2012, which represented the residual license period at the time of the formation.

•	Ownership change in Telecom Italia—In 1994, Telecom Italia increased its ownership in the predecessor entity by receiving previously unissued stock. Its Italian GAAP financial statements reflected this transaction as an equity reduction for the excess of the investment over the ownership percentage of Telecom Italia’s book value. Under U.S. GAAP this excess was recorded as an asset to be amortized over 19 years.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Seat Pagine Gialle S.p.A. (“SEAT”) has made several acquisitions since it was acquired in 2000. Certain of these acquisitions were made through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the stake received is used to determine the purchase price, if not readily determinable, then the fair value of SEAT’s shares were used to measure the acquisition price.

Revaluation of fixed assets

The Group has periodically revalued its fixed assets as permitted by Italian law. Under Italian GAAP the depreciation charge is based on the revalued amounts. U.S. GAAP does not permit revaluation of fixed assets and requires depreciation based on historical acquisition cost.

Elimination of intercompany profit on sales of intangible and fixed assets and related depreciation

Until 1993, the Group did not eliminate intercompany profit on sales of intangible and fixed assets within the Group. Therefore, certain intangible and fixed assets are valued at the sales amount instead of historical book value. The amounts, principally from Group manufacturing and installation companies to telecommunication companies, are being depreciated over the useful life of the assets. U.S. GAAP requires the elimination of intercompany profits and requires depreciation based on historical cost.

Capitalization of interest on tangible and intangible assets under construction and related depreciation

The Group capitalizes interest on construction projects only when specific borrowings can be attributed to the project. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is being amortized over the remaining useful life of the assets.

Contributions to telephone workers social security fund

As discussed in Note 18 to these financial statements, pursuant to Italian laws, the Group has not recorded a liability for contributions due to INPS for prior employee service. U.S. GAAP generally requires the recognition of a liability when it is probable and can be reasonably estimated. Accordingly, an estimate of the liability is reflected in the U.S. GAAP reconciliations net of any payments made and expensed through the Italian GAAP statement of operations.

Investment in stock of subsidiary companies

The Group records the portion of the total stock owned in certain consolidated subsidiaries within current assets. These shares can be traded by the Group when market conditions allow. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock is not consolidated under Italian GAAP, and the shares of the subsidiary are recorded at the lower of historical cost or fair value within current assets. Write-downs below historical cost are reversed in subsequent periods up to the original cost, if the fair value of the equity securities increases. Write-downs and any subsequent reversals are recorded in the statement of operations.

Under U.S. GAAP shares in consolidated subsidiaries cannot be treated as marketable securities, but rather must be consolidated. The value of the investment in subsidiary stock has been adjusted to original cost and has been eliminated upon consolidation. The elimination of the investment results in additional goodwill, the reversal of any write-downs or write-ups taken under Italian GAAP, and the accrual of the incremental income or losses from the additional ownership percentage being consolidated.

SEAT-Tin.it transaction

In 2000, several significant events occurred in connection with the acquisition of a controlling interest in SEAT, giving rise to the following differences. See also Note 28 (d) for further discussion of the SEAT acquisition.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	In February 2000, the Group announced its intention to acquire a controlling interest in SEAT, the publisher of the Italian yellow pages. The acquisition was made with a combination of cash and the issuance of shares in Telecom Italia’s wholly owned internet subsidiary, Tin.it, to SEAT. For purposes of Italian GAAP, the transaction was accounted for as an acquisition using purchase accounting for the cash portion of the acquisition, and as a pooling of interest for the exchange of shares. Goodwill of Euro 6,796 million was created under Italian GAAP. For purposes of U.S. GAAP the acquisition, including the shares exchanged, was accounted for at fair value using the purchase method of accounting. For U.S. GAAP purposes the distribution of the subsidiary’s shares to SEAT generated a gain of Euro 6,537 million representing the difference between the fair value of the SEAT shares received and the book value of the subsidiary’s shares issued. Additionally, SEAT shares were issued directly to Telecom Italia shareholders in exchange for 8.168 percent of the wholly-owned subsidiary’s shares, which has been accounted for as a dividend at fair value, generating a gain of Euro 1,329 million.

•	For purposes of Italian GAAP, the SEAT acquisition was considered effective as of December 31, 2000. For purposes of U.S. GAAP, the acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT passed to Telecom Italia. Therefore, an adjustment has been recorded to account for the fourth quarter results of SEAT.

•	Under U.S. GAAP purchase accounting requirements, the fair value of the SEAT acquisition was Euro 16,025 million. Included in this amount was acquisition goodwill relating to SEAT of Euro 13,834 million . From the date at which the acquisition was announced until the end of December 31, 2000, the market valuations of hi-tech companies, in particular those associated with internet activity, were severely reduced. The share-price reduction was considered a possible indication of impairment, thereby requiring an analysis of a potential impairment of SEAT based upon SFAS 121, as discussed in the U.S. GAAP policy Note 28 (j). Based on this review, an impairment charge of Euro 7,966 million was recorded in the 2000 U.S. GAAP results to reduce the value of the SEAT investment.

•	As discussed further in Note 28 (d), Telecom Italia entered into a put/call arrangement with a third party in 2000 as part of the acquisition of SEAT. For US GAAP purposes, the put/call was recorded as indebtedness as part of the SEAT acquisition. As discussed in Notes 14 and 18, for Italian GAAP purposes, no initial recognition of the liability occurred in 2000. However, Euro 1,942 million and Euro 569 million were recorded in 2002 and 2001, respectively. As the acquisition and related debt has already been recorded under US GAAP in 2000, the accruals made under Italian GAAP in subsequent periods have been reversed.

•	After the acquisition of SEAT by the Group, SEAT made additional acquisitions in the fourth quarter of 2000 and throughout 2001. Certain of these acquisitions were done through the issuance of additional SEAT shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the difference between the fair value of the assets received versus the proportional dilution of the SEAT investment resulted in a gain.

Sale of real estate properties

During the year 2000 the Group transferred certain real estate properties to a wholly owned subsidiary (“IM.SER”), 60% of which was then sold to third parties. Concurrent with the sale, the Group entered into long-term lease agreements for a portion of the real estate portfolio. Concurrent with the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of U.S. GAAP, the transfer of the assets to the wholly owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale of the subsidiary and the special dividend are treated as a secured borrowing, therefore the gain recorded has been reversed and the real estate retained, along with the additional indebtedness, has been recorded at historical cost. See also Note 28 (i) for a further discussion of the Group’s real estate transactions. In 2002 the Group entered into a series of other transactions that involved IMSER, Olivetti, Pirelli and SEAT. Under U.S. GAAP these transactions did not meet the sale/leaseback criteria, therefore the assets and certain debts of the special purpose entities are included in the U.S. GAAP financial statements.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-capitalizable expenses

The Group entered into several transactions for which certain costs were capitalized under Italian GAAP. These costs include expenses related to the SMH (renamed TIM International) transaction and costs associated with certain intangible assets. For purposes of U.S. GAAP, these costs cannot be capitalized and have therefore been expensed. Subsequent periods’ amortization of these expenses is reversed for U.S. GAAP purposes.

Reversal of provisions

During the year 2000, due to the technological changes in the mobile phone industry, TIM determined that the invested cost related to analogic services, and the related network plants and billing systems, was rapidly approaching obsolescence due to the evolution of third generation services. The 2002 Italian GAAP financial statements reflect reserves for Euro 320 million recorded to accrue the estimated costs to modify these systems and/or to reflect their potentially reduced lives. U.S. GAAP requires that certain conditions must be met before reserves can be established and that the lives of fixed assets be evaluated to consider potential changes in the related depreciation period. These conditions, which under U.S. GAAP are stricter and more formal, have not been met. As a result, in the U.S. GAAP reconciliation these provisions have been reversed and the remaining lives and related depreciation expense have been revised to reflect the expected remaining useful lives of the assets. For periods subsequent to 2000, charges and reversals of the reserve and the modified depreciation are treated as expenses under US GAAP.

Subsidiary stock conversions

During 2000 two publicly traded subsidiaries, SEAT and TIM, each conducted share conversion offers related to their outstanding savings shares, a non-voting class of shares. As part of the conversion offering, holders of savings shares paid a premium to the applicable subsidiary and in return converted their savings shares to ordinary voting shares. These transactions resulted in a net increase in the book value of each subsidiary over and above Telecom Italia’s proportional investment.

For purposes of Italian GAAP, these gains were accounted for as changes in equity. For purposes of U.S. GAAP, these gains were recognized as non-operating gains in the statement of operations.

Common control transactions

During 2000, Telecom Italia acquired an additional ownership percentage of TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill. As the timing of this transaction was near December 31, 2000, no amortization of the goodwill was recognized in the Italian GAAP financial statements.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed. For periods subsequent to 2000, the annual amortization of the goodwill arising from this transaction is reversed for U.S. GAAP purposes.

Securitization of satellite investments

In late 2001, Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg (Mirror International Holding, or “Mirror”) to which it transferred its non-controlling investments in certain entities in the satellite communications sector at an amount equal to the fair value of the investments contributed. Subsequently, 70% of the interest in Mirror was sold to Lehman Brothers Merchant Bank (LBMB), with Mirror subsequently obtaining debt financing. For Italian GAAP purposes this transaction was accounted for as a partial sale of financial assets with a pretax gain of Euro 170 million being recorded. For U.S. GAAP purposes, Mirror is deemed a non-qualifying special purpose entity and the transaction is not accounted for as a sale. Instead, the accounts of Mirror have been consolidated by the Group with an elimination of the related step-up of the assets and an elimination of the gain. The cash received from the debt financing of Mirror has been reflected as debt on the Group’s balance sheet and the cash received from the partial sale of the investment has been reflected as minority interest in Mirror.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments

The Company enters into a number of derivative agreements to manage its risks related to changes in interest rates, foreign currency exchange rates and values of equity investments. The Company’s derivative instruments include interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options.

The Company’s accounting policies related to its derivative financial instruments under Italian GAAP are described as follows:

•	Interest rate swap and collar agreements—The Company enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. Interest rate differentials to be paid or received as a result of interest rate swap and collar agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Cross currency and interest rate swaps—The Company enters into cross currency and interest rate swap agreements to manage its interest rate and foreign currency exchange exposures related to foreign currency denominated debt. The related foreign currency denominated debt and the foreign currency portion of the cross currency and interest rate swap agreements are adjusted using foreign currency exchange rates as of the related balance sheet date. Interest rate differentials to be paid or received as a result of cross currency and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Foreign currency options and forward contracts—The Company enters into foreign currency forward exchange contracts as part of the management of its foreign currency exchange rate exposures related to existing foreign currency denominated assets and liabilities or firm commitments denominated in foreign currencies. The foreign currency forward exchange contracts and the related hedged positions are adjusted using foreign currency exchange rates as of the related balance sheet date and any net expense connected with each single transaction is recognized in the statement of operations. Discounts or premiums on forward contracts are recorded in the statement of operations using the straight-line method over the term of the related contract.

Through December 31, 2000 the Company’s accounting policies were as described above for both U.S. and Italian GAAP. Effective January 1, 2001, the Company retained the accounting policies described above for Italian GAAP purposes, but for U.S. GAAP purposes adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in current earnings during the period of change. For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Impairment of long-lived assets and goodwill

Under Italian GAAP, the Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been a permanent diminution in value. Due to a strategic shift in the Group’s priorities in

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001, coupled with a general decrease in asset values in the telecommunications sector, the Group has recorded write-downs to investments, including equity investees in both 2002 and 2001. See Note 28 (j) for the related discussion.

For U.S. GAAP, the Group follows the guidance provided in SFAS 142, as discussed previously, for all goodwill and indefinite lived assets in 2002. For periods prior to 2002, the Group used the guidance as outlined in SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of”. The application of SFAS 121 required, among other things, that an asset be identified and measured at it’s lowest level of cash flows for impairment. For purposes of recognizing impairment, the use of both SFAS 121 and SFAS 142 resulted in differences from the impairment amounts recognized under Italian GAAP. See Note 28 (j) for further details. In 2002, the Group adopted SFAS 144, as discussed at Note 28 (b).

Reversal of goodwill amortization

Italian GAAP requires that goodwill related to assets be amortized over the assets estimated economic life. Upon the adoption of SFAS 142, the Group has ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, the goodwill asset will be tested for impairment on at least an annual basis.

Other

Other is comprised of the following:

Stock options

From time to time Telecom Italia awards shares and stock options to certain employees. For purposes of Italian GAAP, the Group treats the exercise of stock options as increases in share capital and additional paid-in-capital upon exercise. For U.S. GAAP purposes the Group applies Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and its related interpretations. Under APB 25, these transactions are treated as compensation expense for the difference between the quoted market price of the shares and the cost of those shares to the managers. This difference is determined on the “measurement date”, which is the first date on which both the ultimate number of shares and the option or award prices are known.

Restructuring reserve

The Italian GAAP financial statements include a restructuring reserve made during the year 2000 as part of a group plan to reduce the workforce and re-train employees. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be established, as well as the type of costs that can be accrued. Training costs included within the accrual do not meet these conditions, and therefore, the U.S. GAAP reconciliation reflects an adjustment to eliminate this amount. For periods subsequent to 2000, any charges to or reversals from the reserve are treated as expenses for U.S. GAAP purposes. In 2002 the Group recorded an additional restructuring reserve, covering approximately 5,813 employees, predominantly in Telecom Italia’s Domestic Wireline Business Unit.

Investments in marketable securities

Telecom Italia Group holds marketable securities both for the purpose of selling them in the near term as well as holding them to take advantage of investment opportunities. As described in Note 3, under Italian GAAP, all investments are carried at the lower of cost or market value. Write-downs below historical cost are reversed in subsequent periods up to original cost if the fair market value of the securities increases.

Under U.S. GAAP, the securities must be classified into various categories depending on the intent of management. Under U.S. GAAP the securities are classified as either trading or available for sale. The Group’s “trading securities” are recorded at fair value, with unrealized gains and losses included in earnings. Available for sale securities are carried at fair value, with any unrealized gains or losses reflected in other comprehensive income on a net of tax basis. Declines in fair value of available for sale securities that are other than temporary are reflected in current period earnings.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period, and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

Equity investees

The Group has certain investments in equity investees whereby the periodic accrual of income or loss is recorded on the basis of the Group accounting policies. For purposes of U.S. GAAP, the results of the equity investees are recognized on a U.S. GAAP basis.

Universal service

Telecom Italia provides certain services, known as “universal services”, which essentially requires the Group to offer telephony services to remote and difficult areas, thereby generating losses due to the high fixed and maintenance costs not being offset by an adequate revenue stream. These universal services have been deemed by the National Regulatory Authority to have benefited new fixed and mobile competitors who have entered the marketplace after the deregulation of the industry. Consequently, the National Regulatory Authority determined the costs of providing these services, based on data provided by Telecom Italia, and allocated a pro rata portion of the costs to various competitors, who were requested to pay such allocated amounts to a fund, a portion of which should be remitted to Telecom Italia. The legality and propriety of the allocated charge has been disputed by the competitors who have initiated legal proceeding with the National Regulatory Authority. Under Italian GAAP, Telecom Italia has accrued revenues related to universal service as “other income” in the accompanying statements of operations. Under U.S. GAAP the revenues for universal services will not be recognized until collected due to the uncertainty surrounding the amount and the collectibility of the revenues.

Deferred tax adjustments

The differences between Italian GAAP and U.S. GAAP are primarily related to the tax treatment for capital grants received by the Group prior to 1998 and the deferred taxes established for the basis differences of assets revaluations. Additionally, the Group under Italian GAAP generally recognize the benefit of net operating losses or other deferred tax assets when such benefit is reasonably certain, while under U.S. GAAP, it is recognized when it is more likely than not.

Comprehensive income

SFAS 130, “Reporting Comprehensive Income” requires disclosure of the components of and total comprehensive income in the period in which they are recognized in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in stockholders’ equity during the reporting period except those resulting from investments by and distributions to owners. Unrealized gains and losses on investments classified as “available for sale securities” under U.S. GAAP, the cumulative effect of translation adjustments of foreign subsidiaries and the impact of adopting SFAS 133 related to derivatives have been recognized as a component of comprehensive income.

Treasury stock

Telecom Italia has periodically purchased its own ordinary and savings shares. Under Italian GAAP, these ordinary and savings shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from stockholders’ equity.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity investment in Nortel Inversora

Under Italian GAAP, the Company’s investment in Nortel Inversora was accounted for under the equity method until 1999, the proportional consolidation method in 2000 and the equity method in 2001 and 2002 (See Note 1). In accordance with U.S. GAAP, the investment in Nortel Inversora has been accounted for under the equity method of accounting for all periods presented. Other than the reclassification of minority interests from stockholders’ equity under Italian GAAP to minority interests under U.S. GAAP, there is no impact on net income or loss or stockholders’ equity as a result of the different accounting treatment under Italian and U.S. GAAP.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant differences and the effect of the above on consolidated net income (loss) and stockholders’ equity are set out below:

	Years ended December 31,
	2000	2001	2002
	(millions of Euro)
NET INCOME (LOSS)
Net income (loss) as reported in the consolidated statements of operations	2,948	(1,658)	297
Minority interest	(920)	(410)	(619)

Net income (loss), net of minority interest applicable for U.S. GAAP purposes	2,028	(2,068)	(322)
Items increasing (decreasing) reported net income (loss):
Goodwill deriving from STET—Telecom Italia merger	(194)	(194)	—
Purchase method accounting transactions	(4)	(524)	(138)
Revaluation of fixed assets	85	58	109
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	41	54	34
Capitalization of interest on tangible and intangible assets under construction and related depreciation	(29)	124	127
Contributions to telephone workers social security fund	(2)	73	75
Investment in stock of subsidiary companies	77	65	83
SEAT acquisition	7,866	—	—
Effects of SEAT’s 4th quarter results	(182)	—	—
SEAT put and call amortization	(15)	(145)	—
Reversal of provision on SEAT put option	—	569	1,942
Gain on subsidiary dilution	398	325	—
Sale of real estate properties	(315)	(34)	(136)
Non-capitalizable expenses	(95)	41	34
Reversal of provisions	407	(85)	(12)
Subsidiary stock conversions	2,212	—	—
Common control transactions	—	14	14
Securitization of Satellite investments	—	(130)	—
Derivative financial instruments	—	(73)	73
Impairment of goodwill and long-lived assets	(7,966)	(2,641)	(1,487)
Reversal of goodwill amortization	—	—	952
Other	25	(130)	106

Net adjustments	2,309	(2,633)	1,776
U.S. GAAP income (loss) before reconciliation effects of income taxes, minority interest and cumulative effect of accounting changes	4,337	(4,701)	1,454
Income taxes:
Deferred tax adjustments	(17)	(154)	64
Tax effect on reconciling items	(643)	149	(682)

U.S. GAAP income (loss) before reconciliation effect of minority interest and cumulative effect of accounting changes	3,677	(4,706)	836
Minority interest on reconciling items	(76)	647	(8)

Net income (loss) in accordance with U.S. GAAP, before cumulative effect of accounting changes	3,601	(4,059)	828
Cumulative effect of accounting changes (net of tax)	(79)	20	—

Net income (loss) in accordance with U.S. GAAP	3,522	(4,039)	828

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Ordinary Share Amounts in Accordance with U.S. GAAP (*)

	Years ended December 31,
	2000	2001	2002
	(Euro)
Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.48	(0.56)	0.11

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.48	(0.56)	0.11

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.47	(0.56)	0.11

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.47	(0.56)	0.11

Earnings Per Savings Share amounts in accordance with U.S. GAAP (*)

	Years ended December 31,
	2000	2001	2002
	(Euro)
Basic EPS—per Savings Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.49	(0.55)	0.12

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP before cumulative effect of accounting changes	0.49	(0.55)	0.12

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP	0.48	(0.54)	0.12

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP	0.48	(0.54)	0.12

(*)	The earnings per share amounts have been calculated using the two class method due to ordinary and savings shares being outstanding, as set forth in SFAS 128, “Earnings Per Share”. Also refer to Note 28 (s) for additional information on earnings per share. The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of savings shares, above the dividends paid on the ordinary shares. Prior to 2001, the par value of the savings shares was Lire 1,000 per share, while for 2001 and 2002 following the resolution of the extraordinary stockholders’ meeting held on May 3, 2001, regarding the re-denomination of Telecom Italia’s share capital into Euro, the calculations take into account the new par value per share of Euro 0.55. For purposes of these calculations the weighted average number of shares was 7,398,247,829, 7,314,353,578 and 7,297,953,685 as of December 31, 2000, 2001 and 2002, respectively.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002
	(millions of Euro)
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	19,309	12,827
Minority interest	(5,787)	(3,778)

Stockholders’ equity, net of minority interest	13,522	9,049
Items increasing (decreasing) reported stockholders’ equity:
Goodwill deriving from STET-Old Telecom Italia merger	2,226	2,226
Purchase method accounting transactions	5,861	4,358
Revaluation of fixed assets	(580)	(465)
Elimination of intercompany profit on sales of intangibles and fixed assets and related depreciation	(177)	(143)
Capitalization of interest on tangible and intangible assets under construction and related depreciation	715	802
Contributions to telephone workers social security fund	(717)	(642)
Investment in stock of subsidiary companies	87	213
SEAT acquisition	5,653	5,653
Effects of SEAT’s 4th quarter results	(182)	(182)
SEAT put and call amortization	(160)	(160)
Reversal of provision on SEAT put option	569	2,511
Sale of real estate properties	(349)	(485)
Non-capitalizable expenses	(103)	(69)
Reversal of provisions	322	298
Common control transactions	(197)	(183)
Securitization of Satellite investments	39	39
Derivative financial instruments	(73)	28
Impairment of goodwill and long-lived assets	(10,607)	(10,618)
Other	(139)	(55)
Deferred tax adjustments	(55)	21
Treasury stock	—	(287)
Reversal of goodwill amortization	—	952
Cumulative effect of accounting changes, net of tax	22	—
Tax effect on reconciling items	(1,278)	(1,946)
Minority interests on reconciling items	(1,942)	(1,700)

Stockholders’ equity in accordance with U.S. GAAP	12,457	9,215

Note 27—Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of December 31, 2001 and 2002 and for the three year period ended December 31, 2002 presented below have been prepared to reflect the principal differences between the Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2001	2002
	(millions of Euro)
ASSETS
Current assets	16,944	15,331
Fixed assets, net	23,883	21,277
Goodwill	12,752	9,606
Other intangible assets	9,754	8,778
Other long-term assets:
Deferred tax assets	1,206	1,975
Other	7,979	3,855

Total assets	72,518	60,822

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2001	2002
	(millions of Euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	21,487	17,773
Long-term debt	21,906	20,069
Reserves and other liabilities:
Deferred tax liabilities	2,616	2,024
Other liabilities	4,973	4,958
Employee termination indemnities	1,350	1,305

Total liabilities	52,332	46,129
Minority interest	7,729	5,478
Stockholders’ equity	12,457	9,215

Total liabilities and stockholders’ equity	72,518	60,822

In 2000, the condensed consolidated statement of operations also reflect the 50 per cent investment in Nortel Inversora on an equity basis, as opposed to the proportional consolidation method used for Italian GAAP purposes.

	Years ended December 31,
	2000	2001	2002
	(millions of Euro)
STATEMENTS OF OPERATIONS
Operating revenues	27,535	30,594	30,357
Other income	403	423	473

Total revenues	27,938	31,017	30,830

Operating expenses	(21,898)	(25,081)	(22,536)
Impairments of goodwill	(7,966)	(3,664)	(3,444)

Operating income/(loss)	(1,926)	2,272	4,850

Financial income and expenses and other income and expense, net	(1,492)	(5,976)	(3,493)
Gains on merger, demerger, subsidiary dilution and share conversions	10,476	325	—

Income (loss) before income taxes	7,058	(3,379)	1,357
Income taxes (expense) benefit	(2,524)	(917)	98

Income (loss) before minority interest and cumulative effect of accounting changes	4,534	(4,296)	1,455
Minority interest	(933)	237	(627)

Income (loss) before cumulative effect of accounting changes	3,601	(4,059)	828
Cumulative effect of accounting changes (net of tax)	(79)	20	—

Net income (loss)	3,522	(4,039)	828

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Share Capital	Additional Paid in Capital	Reserves, Retained Earnings and Profit (Loss) of the Year	Total
	(millions of Euro, unless for dividends per share)
Balance as of January 1, 2000	3,835	1,834	13,990	19,659
Dividends paid (Euro 0.31 per ordinary share and Euro 0.32 per savings share)	—	—	(2,327)	(2,327)
Dividend on demerger of Tin.it	—	—	(1,329)	(1,329)
Exercise of stock options	—	44	—	44
Treasury stock	—	—	(662)	(662)
Marketable securities	—	—	(5)	(5)
Translation adjustments on foreign currency financial statements	—	—	34	34
Equity investments and other minor adjustments	—	—	182	182
Net income	—	—	3,522	3,522

Balance as of December 31, 2000	3,835	1,878	13,405	19,118

Dividends paid (Euro 0.31 per ordinary share and Euro 0.32 per savings share)	—	—	(2,309)	(2,309)
Cancellation of treasury stock and re-denomination of capital stock in Euro	187	—	(898)	(711)
Contribution from stockholders’	—	—	128	128
Exercise of stock options	1	9	—	10
Translation adjustments on foreign currency financial statements	—	—	(349)	(349)
Other adjustments	—	—	609	609
Net income (loss)	—	—	(4,039)	(4,039)

Balance as of December 31, 2001	4,023	1,887	6,547	12,457

Dividends paid	—	—	(3,293)	(3,293)
Exercise of stock options	1	8	—	9
Translation adjustments on foreign currency financial statements	—	—	(867)	(867)
Other adjustments	—	—	81	81
Net income (loss)	—	—	828	828

Balance as of December 31, 2002	4,024	1,895	3,296	9,215

Other Comprehensive Income:

	2000	2001	2002
	(millions of Euro)
Net income (loss) for the year under U.S. GAAP	3,522	(4,039)	828
Translation adjustments on foreign currency financial statements during the year	34	(349)	(867)
Unrealized gains/(losses) on available for sale securities during the year	(5)	—	—
Adoption of derivative accounting (net of tax of Euro 1 million)	—	2	1

Total comprehensive income (loss) under U.S. GAAP	3,551	(4,386)	(38)

Note 28—Additional U.S. GAAP Disclosures

(a)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Accounting changes

i)    Business combinations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” (“SFAS 141”). The Statement requires the use of the purchase method of accounting for all

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interest method of accounting for business combinations. In addition, SFAS 141 requires that intangible assets be recorded apart from goodwill if they meet certain criteria. This new standard did not have an impact on the Group’s results of operations, financial position or cash flows upon adoption as there were no acquisitions after July 1, 2001 that necessitated the accounting requirements of SFAS 141.

ii)    Accounting for goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142. The Group adopted the provisions of SFAS 142 effective January 1, 2002. The Group completed the SFAS 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting units exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS 142 was not necessary.

As required under SFAS 142, the Group performed the required impairment testing as of December 31, 2002. Based on that assessment, it was determined that certain reporting units within the Internet and Media segment were potentially impaired. As a result, the Group recorded a goodwill impairment charge of Euro 3,444 million. See also Note (k) for further information on the impairment charge.

The Groups 2001 and 2000 results of operations do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 as of January 1, 2000, the net income (loss) and basic and diluted net income (loss) per ordinary share and savings share would have been the adjusted pro forma amounts indicated below:

	2000	2001
	(millions of Euro, except per share amounts)
Net income (loss) for the year under U.S. GAAP	3,522	(4,039)
Net income (loss) adjustment for amortization of goodwill	1,070	2,421

Adjusted net income (loss)	4,592	(1,618)

Reported Basic EPS per Ordinary Share	0.47	(0.56)
Reported Basic EPS per Savings Share	0.48	(0.54)
Reported Diluted EPS per Ordinary Share	0.47	(0.56)
Reported Diluted EPS per Savings Share	0.48	(0.54)

Adjusted Basic EPS per Ordinary Share	0.62	(0.22)
Adjusted Basic EPS per Savings Share	0.63	(0.21)
Adjusted Diluted EPS per Ordinary Share	0.62	(0.22)
Adjusted Diluted EPS per Savings Share	0.63	(0.21)

iii)    Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Group adopted the provisions of SFAS 144 effective January 1, 2002.

The Statement requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The new statement also changes the measurement criteria for discontinued operations. SFAS 144 also broadens the reporting of discontinued operations to include the disposal of a component of an entity provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002.

iv)    Derivative financial instruments

Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instrument and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedge are to be recognized in net earnings (loss) prior to the contracts expiration. If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivate are recognized in the statement of operations through the life of the contract.

For the year ended December 31, 2001, the adoption of SFAS 133 resulted in a cumulative decrease in the net loss of Euro 20 million, net of tax of Euro 7 million and an increase to OCI of Euro 2 million. The adoption of SFAS 133 did not materially affect either the basic or diluted loss per share ordinary or savings share.

(c)	New accounting standards

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Group is still evaluating the effect, if any, that adoption of the Interpretation will have on its financial condition and results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Telecom Italia has sold certain of its trade accounts receivables to a sponsored conduit under a €2 billion accounts receivable securitization facility. Under the securitization facility, the Telecom Italia has an agreement to sell, on a revolving basis, pools of certain accounts receivables to a special-purpose entity vehicle ( the “Vehicle”). The vehicle then issues notes to investors, with the receivables being used as collateral. The revolving facility with Telecom Italia is to be used to pay off the issued securities. The SPE’s assets are legally isolated from the Company’s general creditors and the entity’s investors have no recourse to the Company’s other assets for failure of debtors to pay when due. The Company also retains servicing responsibilities and receives a market-based servicing fee.

The transfers of the accounts receivable are recognized as sales in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Gains and losses from transfers are recognized in the statement of operations when the Group relinquishes control of the transferred financial assets. The gain or loss recognized on a sale depends in part on the previous carrying amount of the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets involved in the transfer, allocated between the portion of the assets sold and the retained interests based upon their respective fair values at the date of sale. The Company is in the process of evaluating the implications of the Interpretation to all variable interest entities with which it has involvement, but has determined that it will not be required to consolidate the Vehicle. The Group will begin applying the provisions of this new announcement effective July 1, 2003 on a prospective basis.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. The EITF addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SEC Staff Accounting Bulletin (“SAB”) 101. The final consensus is applicable to agreements entered into in financial quarters beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Group will adopt this new pronouncement as of January 1, 2004. The Group is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Group is required and plans to adopt the provisions of SFAS 143, effective January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has not completed its assessment of the impact SFAS 143 will have on its results of operations, financial position and cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity Including Certain Costs Incurred in a Restructuring (“EITF 94-3”). The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this new Statement is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 also changes the accounting recognition of one-time termination benefits, requiring that those costs be recognized over the period of the employees’ service beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Group will apply the provisions of the Statement as of January 1, 2003.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of SFAS 123” (“SFAS 148”), The new Statement is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Group has adopted the additional disclosure requirements of SFAS 148.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has started to evaluate what impact, if any, adoption of the Statement will have on the Group’s consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

(d)	Acquisitions

2002

The Group uses SFAS 141, “Business Combinations” to account for acquisitions. Under SFAS 141, in every business combination an acquirer must be identified based on an overall assessment of the facts in each situation. The Group made several insignificant acquisitions in 2002. Periodically the Group also acquires shares or companies from related parties. The purchase accounting treatment for these acquisitions depends on an overall assessment of the share ownership before and after the transaction. In general, if the Group or an affiliate owns 50% or more of the shares before and after the transaction it is accounted for based on common control, and therefore historical basis accounting is used. The Group paid a total of Euro 1,199 million in cash for acquisitions in 2002, Euro 465 was for existing equity investees. Of the remaining Euro 734 million, Euro 108 million was for an additional stake in Stet Hellas, a controlled subsidiary of TIM. The acquisitions would not have had a material impact on consolidated operating revenues, income before income tax, net income or earning per share. The following represents the significant acquisitions in 2002:

Blu

On October 7, 2002, TIM purchased the number four wireless operator in Italy, Blu S.p.A. (“Blu”), with Blu being merged into TIM S.p.A. on December 23, 2002 (effectiveness date). Immediately prior to the acquisition, Blu sold off most of its core assets to the other competitor phone companies in Italy, as called for in the final anti-trust resolution that allowed the sale to go forward. TIM paid approximately Euro 84 million in cash to receive 100% of the shares of Blu, assumed approximately Euro 546 million in debt and forfeited approximately Euro 90 million in net receivables from Blu for a total purchase price under U.S. GAAP of Euro 720 million. The Italian anti-trust authorities requirement that Blu be acquired in pieces by all of the Italian market operators immediately before TIM acquired the stock resulting in the assessment that, under SFAS 141 and EITF No.98-3, Determining Whether Non monetary Transactions Involves Receipt of Productive Assets or of a Business (“EITF 98-3”), Blu did not represent a business as defined and therefore, no goodwill could be assigned based on the purchase price. As the acquisition of Blu did not qualify as a “business” as required under SFAS 141, the Group applied the guidance as established in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations” (“EITF 98-11”). Based on the guidance in EITF 98-11, the acquisition of Blu has been treated as the acquisition of a collection of assets, including a part of the benefit of the net operating losses (“NOL’s”) acquired. In accordance with this guidance, part of the deferred tax assets related to the NOL’s of Blu were not recorded at the acquisition date, as these items were not known at the time of the acquisition. In accordance with EITF 98-11, the NOL’s first reduced long-lived assets to zero, prior to being recorded in the statement of operations. The benefit of the deferred tax assets was recognized in 2002, along with the deferred credit. The benefit from both the NOL’s and the deferred credit were recognized in the tax expense line of the condensed financial statements. The following represents the allocation of the purchase price paid for Blu (thousands of Euro):

Current assets, net	616,877
Long-term assets	52,514
Intangibles	22,400
Deferred tax on assets purchased	2,196
Tax net operating losses	103,214
Deferred credit	(77,466)

Net assets purchased	719,735

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EPIClink

On August 2, 2002, Telecom Italia reached an agreement with EPIClink S.p.A. (“EPIClink”) shareholders’ for the purchase of 86% of the outstanding shares of EPIClink. EPIClink is a company operating as a specialized operator in outsourcing services in information and communication technology for small and medium sized businesses. In particular it provides communication and Internet hosting and servicing management. The price paid for the controlling interest in EPIClink was Euro 60.2 million. The allocation of the purchase price paid for the controlling interest in EPIClink resulted in additional goodwill of Euro 49 million. The Group was granted a call option, exercisable in the first two years following the acquisition, by which the Group can acquire the remaining shares for the higher of either Euro 10 million or the fair value of the minority interest. After the expiration of the call option, the minority interests will have a put option by which they can put the remaining shares to the Group based on substantially the same terms. The results of EPIClink have been included on a consolidated basis since June 2002.

Webegg

In June 2002 the Group purchased the outstanding 50% of shares in Webegg from Olivetti, the Group’s controlling shareholder. The acquisition price of Euro 57.5 million represented the carrying value of the investment for Olivetti. The acquisition of the outstanding shares from Olivetti has been accounted for as a common control transaction, therefore the historical basis of the assets and liabilities of Webegg have been carried forward from the date of acquisition. The results of Webegg have been included on a consolidated basis since June 2002.

Stet Hellas

In 2002 the Group increased its controlling interest in its Greek mobile subsidiary, Stet Hellas. The Group purchased from Verizon Europe Holding II group an additional 17.45% interest in Stet Hellas for Euro 108 million in cash, increasing its total percentage to 81.40%. The acquisition has been accounted for under SFAS 141 using step acquisition accounting. An additional Euro 66 million of goodwill was associated with the additional ownership acquired.

2001

Entel Chile

In December 2000 the Telecom Italia Group signed an agreement to increase its investment in Entel Chile (“Entel”) from 26.16% to 54.76% by purchasing shares held by the Chilquinta Group and the Matte Group in a cash transaction. Entel operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services. Previous to this investment the Group had owned a 26.16% interest in Entel Chile, which in accordance with U.S. GAAP was accounted for using the equity method. The overall cost of the acquisition was Euro 970 million, with the acquisition completed and accounted for as of April 1, 2001.

Under Italian GAAP, the Entel acquisition was accounted for by the purchase method, with the date of effective control designated as of January 1, 2001. The excess of the acquisition cost over the equity in the net book value of net assets acquired was allocated to goodwill, which was being amortized by the straight-line method over 15 years. Entel Chile has been included in the consolidated financial statements of Telecom Italia from January 1, 2001.

Under U.S. GAAP, the Entel acquisition was accounted for by the purchase method with April 1, 2001 designated as the effective date of the acquisition. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values. The following represents the purchase price allocation to the fair value of assets acquired and liabilities assumed:

(millions of Euro)
Purchase price	970
Net tangible and intangible assets acquired	(342)

Goodwill from acquisition	628

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortization of costs assigned to intangible assets and goodwill is computed by the straight line method over the expected period to be benefited, which is five years for software and 15 years for licenses and goodwill. Goodwill ceased being amortized as of January 1, 2002, the date that the Group adopted SFAS 142.

For U.S. GAAP purposes, Entel Chile has been included in the consolidated financial statements of Telecom Italia by the equity method of accounting for the 26.16% interest through March 31, 2001 and fully consolidated from April 1, 2001.

The following table reflects the results of operations on a pro forma basis as if the acquisition of Seat and Entel Chile had occurred as of January 1, 2000. The 2000 pro forma results of operations do not include the Euro 7,866 million in non-recurring gains from the distribution of Tin.it’s shares or the effects relating to the cumulative effect of accounting changes. The following unaudited pro forma information also excludes the effects of synergies and any other cost saving initiatives related to the acquisitions.

Unaudited	2000	2001
	(millions of Euro, except per share amounts)
Operating revenues	30,096	31,383
Net income (loss)	(3,495)	(4,187)

Earnings per Share:
Basic EPS—per ordinary share	(0.47)	(0.58)
Basic EPS—per savings share	(0.46)	(0.56)
Diluted EPS—per ordinary share	(0.47)	(0.58)
Diluted EPS—per savings share	(0.46)	(0.56)

Consodata

On February 9, 2001, SEAT gained a controlling stake (54.5%) of Consodata S.A. (“Consodata”), a company listed on the Paris Nouveau Marché in the business of information marketing. The acquisition occurred in the following manner: (i) SEAT issued 63,789,104 ordinary shares to the Consodata shareholders for 3,986,819 Consodata shares, corresponding to 39.27% of the French company’s share capital; then (ii) SEAT contributed their entire stake (100%) in the operating subsidiary Giallo Dat@ to Consodata in return for 3,383,520 new ordinary shares (25% of the new post-increase capital of Consodata). On May 30, 2001, SEAT announced a public tender offer in which sixteen new ordinary SEAT shares were offered for each Consodata share. The holders of 5,981,625 Consodata shares, equivalent to approximately 44.19% of the share capital, participated in the offer in which 95,706,000 new ordinary SEAT shares were issued on August 8, 2001. SEAT, therefore, gained a total interest of 90.74% in the new combined entity Consodata-Giallo Dat@. The Company’s total investment in Consodata totaled Euro 554 million. The operations of Consodata have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 514 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method. During 2002, the Group recorded an additional purchase of 8.17% of Consodata for approximately Euro 49 million. This purchase completed SEAT’s obligations under previously signed put and call arrangements. The entire amount paid was recorded as additional goodwill. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to the goodwill related to Consodata of Euro 457 million in 2001.

Telegate

As of October 1, 2000, SEAT owned 2.2% of Telegate AG, a publicly traded company in Germany, with a fair value of Euro 37 million. During November 2000, the Company acquired an additional 11.34% of Telegate AG and 51.37% of Telegate GmbH, a German holding company. Telegate GmbH directly owns 50.99% of Telegate AG. The acquisition was accomplished through the issuance by SEAT of 147,446,627 ordinary shares for a total purchase price of Euro 758 million. On April 5, 2001, SEAT purchased the remaining 48.63% of Telegate GmbH through the issuance of 150,579,625 new ordinary shares for a purchase price of Euro 309

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million. The total investment in Telegate GmbH and Telegate AG totaled Euro 1,104 million. The operations of Telegate GmbH and Telegate AG have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 1,048 million was recorded as goodwill, which was being amortized over 7 years computed on the straight line method. During 2002, the Group purchased an additional 13.9% of Telegate AG for approximately Euro 30 million via a capital increase. The capital increase was subscribed to only by SEAT and Telegate Gmbh, therefore giving the Group 78.44% of Telegate AG. An additional Euro 9 million in goodwill was recorded from this transaction. The Company performed an impairment review under U.S. GAAP in accordance with its policy described in Note 28 (j), and as a result, recorded a non-cash impairment charge to goodwill related to Telegate of Euro 907 million in 2001.

2000

SEAT Acquisition

On February 10, 2000, Telecom Italia announced that it had reached an agreement to acquire a controlling interest in the Italian yellow page publisher, SEAT Pagine Gialle S.p.A. (the “SEAT Acquisition”). In addition to its publishing business, SEAT also has Internet and television properties. The SEAT Acquisition was effected in a series of steps and was financed through a combination of cash and the issuance of shares in a wholly owned subsidiary of Telecom Italia, Tin.it, to SEAT. Through a proxy offering and an acquisition from a private investment vehicle (“Huit II”), Telecom Italia paid Euro 6,104 million in August 2000 and Euro 6 million in November 2000 to acquire 1,156 million ordinary shares and 327 million savings shares of SEAT. On November 15, 2000, Telecom Italia distributed shares in its previously wholly owned Internet subsidiary, Tin.it, to SEAT to obtain a further 4,675 million ordinary shares of stock. Concurrent with the shares issued, Telecom Italia distributed 8.168 per cent of Tin.it to SEAT on November 10, 2000, for which SEAT issued new shares directly to Telecom Italia’s shareholders. This part of the SEAT Acquisition was accounted for as a dividend to the Shareholders of Telecom Italia at fair market value. On November 20, 2000, Telecom Italia paid Euro 258 million to acquire a further 53 million ordinary shares.

For purposes of Italian GAAP, the cash consideration paid for SEAT’s shares was recorded under purchase accounting, the shares of Tin.it exchanged for the controlling interest in SEAT were accounted for based on the pooling of interest basis of accounting, therefore no value was ascribed to this portion of the SEAT Acquisition. For Italian GAAP purposes, the SEAT Acquisition was accounted for as of December 31, 2000. For purposes of U.S. GAAP, the shares of Tin.it exchanged for the controlling interest in SEAT have been accounted for as a purchase. The shares issued to Telecom Italia have been valued using the average quoted market price of the SEAT shares in the period from February 8 to February 14, 2000, including the announcement day of the SEAT Acquisition on February 10, 2000. For purposes of U.S. GAAP, the SEAT Acquisition was considered effective as of October 1, 2000, the date that operating control of SEAT was deemed to have passed to Telecom Italia, and therefore the SEAT Acquisition was accounted for as a purchase as of that date.

As part of the SEAT Acquisition, a put option was granted to minority shareholder Huit II under the agreement relating to the SEAT/Tin.it transaction entered into by, among others, Telecom Italia and Huit II on March 15, 2000. The put option allowed the holders of the option to put approximately 710 million SEAT shares to Telecom Italia at Euro 4.20 per share. The option was exercisable not later than the 12th business day after the completion of the transaction. On December 5, 2000, upon notification from the put holders of their intent to exercise, Telecom Italia entered into a transaction with a company of the JPMorgan/Chase, whereby JPMorgan/Chase acquired approximately 710 million SEAT ordinary shares from Huit II along with Huit II’s put option to sell such shares to Telecom Italia at the price of Euro 4.20 per share. In addition, the exercise period was lengthened to a maximum of five years and a corresponding call option over approximately 660 million shares was granted to Telecom Italia under the same terms and conditions as the put option, with the payment of a premium of approximately Euro 747 million. For purposes of U.S. GAAP, the put and call agreement has been accounted for as the acquisition financing of an additional equity interest, with the amounts due under the agreement included in the purchase price allocation below. The put/call agreement increased the investment in SEAT, including goodwill, by Euro 2,985 million with a corresponding increase in long-term debt. For purposes of Italian GAAP, the put and call obligations were not recognized in the financial statements in 2000. However, Euro 569 million and Euro 1,942 million were recognized in 2001 and 2002, respectively, based on the estimated

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portion of the fixed option price that would not be recoverable upon exercise. The Group has decided to divest the Directories, Directories Assistance and Business Information businesses of SEAT in 2003.

The following represents the final purchase price allocation to the fair value of the assets acquired and liabilities assumed.

		(millions of Euro)
Cash purchase price		6,368
Fair value of merger transaction and put/call financing of minority interest acquisition		9,607
Transaction costs		49

Total consideration	A)		16,024
Net tangible and intangible assets acquired		3,639
Minority interest		(1,449)

	B)		2,190

Goodwill from acquisition	(A-B)		13,834

Like many companies operating in the technology sector, and in particular the Internet, as of December 31, 2000 the share price of SEAT had declined substantially from the date of the SEAT Acquisition announcement, falling to Euro 2.375 from the acquisition and merger price of Euro 4.2 agreed upon in February 2000. The reduction was considered to be an indicator of impairment for purposes of SFAS 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of, which was the accounting principle used by the Group at that time to assess impairment.

Based on Telecom Italia’s analysis and comparison of the undiscounted cash flow of SEAT, it was apparent that the undiscounted cash flows of SEAT were less than the carrying value of the investment in SEAT, at which point the goodwill related to the investment was considered impaired. Upon an analysis of the SEAT business plan, a discounted cash flow analysis was performed, with the outcome being a Euro 7,966 million reduction in the acquisition goodwill.

The remaining goodwill was being amortized on a straight-line basis over 12 years until January 1, 2002, when the Group adopted SFAS 142.

Holding Media e Comunicazione (formerly Cecchi Gori Communications)

On August 8, 2000, SEAT purchased 25% of Cecchi Gori Communications S.p.A. (“CGC” ) for a total of Euro 129 million in cash from Cecchi Gori Communication Media Holdings (“CGCMH”). During 2001, SEAT acquired the remaining 75% of CGC, bringing the Group’s total investment in CGC to Euro 217 million. The operations of CGC have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 72 million was recorded as goodwill, which was being amortized over 10 years computed on the straight line method until January 1, 2002, when the Group adopted SFAS 142.

TDL Infomedia

During December 2000, the Company acquired 99.6% of TDL Infomedia Ltd. (TDL) through the issuance of 140,672,537 ordinary shares for a total purchase price of Euro 527 million. The operations of TDL Infomedia Ltd. are included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of Euro 443 million was recorded as goodwill, which was being amortized over 15 years computed using the straight line method. The Company has an option to acquire the remaining shares at a price to be determined based on a multiple of the operating results of TDL from 2001 through 2003 up to a maximum purchase price of Euro 120.2 million. In connection with the acquisition of TDL, SEAT entered into share lock-up agreements with certain executive shareholders of TDL. Under the terms of these agreements, the executives are restricted through 2004 from selling the 13,684,099 aggregate shares of SEAT received. As consideration, SEAT has guaranteed the executives a value of Euro 3.53 per share, as long as the executive remains employed by TDL at the end of the lock-up period. If at the conclusion of the lock-up period the quoted market price of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEAT’s shares fall below the guaranteed value, Seat will be required to issue additional shares to the executives such that the total market value of all shares received equals the value of the original number of shares at the guaranteed value. The purchase option and share lock-up agreements result in potential additional compensation to the executives. As a result, during the term of the option and lock-up periods, compensation expense will be recorded to reflect the fair value of any additional shares, if any, to be issued at the end of each reporting period and the excess of the option price over the estimated fair value of additional shares to be acquired. The amount of compensation expense related to these agreements was Euro 21 million and Euro 32 million in 2002 and 2001, and was immaterial in 2000. No additional acquisition amounts payable have been recorded for the contingent consideration.

(e)	Supplemental disclosure of cash-flow information

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments that are readily convertible to cash and have original maturities of ninety days or less.

Other Information

	2000	2001	2002
	(millions of Euro)
Changes in Operating Assets and Liabilities
Marketable securities	(1,121)	265	1,742
Receivables	(238)	(53)	339
Inventories	305	89	225
Other current assets	(2,200)	(708)	(1,098)
Payables, trade and other	(469)	774	(717)
Accrued payrolls and employee benefits	294	(191)	57
Accrued income taxes	(316)	(145)	12
Other accrued liabilities	(31)	341	110

	(3,776)	372	670

Cash Paid During the Year For:
Interest	790	930	834

Income taxes	2,273	2,072	665

(f)	Marketable securities

The Group’s investments consist primarily of investment grade marketable debt and equity securities. For purposes of U.S. GAAP these securities are classified as either held to maturity, trading or available for sale. Held to maturity securities are securities that the Group has the ability and positive intent to hold until maturity, therefore they are carried at amortized cost. Trading securities are recorded at fair value with unrealized gains and losses included in the statement of operations. Available for sale securities are recorded at fair value with the net unrealized gains or losses reported, net of tax, in other comprehensive income. Prior to December 31, 2002, virtually all of the Group’s marketable securities were classified as trading. Given the pro-longed drop in security valuations over the last two years and the adequate liquidity generated by Group operations, the Group reclassified the portfolio to available for sale. The transfer was made at market value, resulting in a loss of Euro 169 million as of December 31, 2002. For purposes of Italian GAAP, investments are carried at the lower of cost or market value, with any gains or losses reflected in the statement of operations. Securities are valued using their specific identification.

The fair value of all portfolios is determined by quoted market prices.

December 31, 2002	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Euro millions)	(Euro millions)	(Euro millions)	(Euro millions)
Trading securities	2	—	(1)	1
Available for sale	1,370	—	(168)	1,202

Total marketable securities	1,372	—	(169)	1,203

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2001	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Euro millions)	(Euro millions)	(Euro millions)	(Euro millions)
Trading securities	2,331	—	(238)	2,093
Available for sale	—	—	—	—

Total marketable securities	2,331	—	(238)	2,093

(g)	Securitization of accounts receivable

During 2001, the Group began selling trade accounts receivable to a Special Purpose Entity (an “SPE”) Vehicle (the “Vehicle”) in a securitization transaction. In order to fund the purchase of the accounts receivable, the Vehicle issued Euro Medium Term Asset Backed Notes (the “Notes”) in the amount of Euro 700 million which are secured by the accounts receivable acquired. The Vehicle has the ability to issue additional Notes up to an aggregate amount of Euro 2 billion. Funds received from the collection of sold accounts receivable may be used to acquire additional accounts receivable from the Group.

Under Italian GAAP, the determination of whether the transfer of accounts receivable represents a sale, the inclusion or exclusion of the SPE in the consolidated financial statements of the Group and the determination of the amount of gain or loss on the sale is determined by the legal and contractual provisions of the agreement. For U.S. GAAP, the accounting for the transaction is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). Under the provisions of SFAS 140, the agreement must meet certain defined criteria to qualify as a sale of financial assets, the SPE must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference in the accounting treatment of this transaction between Italian and U.S. GAAP.

Under the terms of the agreement, the Vehicle charges the Group an initial discount which varies based on the credit profile and other characteristics of each tranche of accounts receivable sold. Additionally, for the purposes of credit enhancement, the Vehicle withholds a portion of the purchase price as a deferred payment, representing the Group’s retained interest in the sold receivables. The amount of deferred payment withheld is adjusted on a monthly basis based on an evaluation of actual collections, delinquencies and other factors. The Group retains the servicing responsibility related to the sold receivables and receives a servicing fee from the Vehicle which is estimated to approximate the fair value of providing such services.

During 2002 and 2001, the following cash flows were received from and paid to the Vehicle (in Euro millions):

	December 31,
	2002	2001
Gross trade receivables sold to the Vehicle	9,003	5,907
Collections remitted to the Vehicle	(8,155)	(5,030)
Discount	(65)	(44)
Remaining retained interest	(394)	(337)

Net cash received in advance from the Vehicle	389	496

The amounts recorded in the balance sheets and statements of operations for 2002 and 2001 are as follows:

	December 31,
	2002	2001
Receivables to be collected still held by the Vehicle	849	877
Retained interest	394	337
Allowance for bad debts	24	29
Loss recognized in the statement of operations	89	73

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

(h)	Securitization of satellite investments

In 2001 Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg, Mirror, to which it transferred certain investments in entities in the satellite communications sector at their fair market values of Euro 550 million. Mirror subsequently obtained a non-recourse loan of Euro 217 million from a merchant bank, which was subsequently disbursed to Telecom Italia, leaving Telecom Italia with net equity of Euro 333 million in Mirror under Italian GAAP. Subsequent to the loan, 70% of the equity in Mirror was sold to the same merchant bank for a total of Euro 233 million, providing Telecom Italia a total of Euro 450 million in cash from the partial disposal of the satellite shareholdings. In the consolidated Italian GAAP financial statements the transaction has been accounted for as a sale, with a gain of Euro 170 million being recognized on the sale of 70% of the assets and the remaining 30% interest in Mirror being recorded as an equity investment. For Italian GAAP purposes the remaining equity investment was considered impaired for Euro 40 million at December 31, 2001.

Under U.S. GAAP the structuring of the transaction was considered a securitization, with Mirror being deemed a non-qualifying special purpose entity, therefore the requirements for sales recognition accounting were not met. Consequently, U.S. GAAP requires that (i) the equity securities transferred to Mirror should continue to be reflected in the consolidated financial statements of Telecom Italia at historical cost, (ii) the gain of Euro 170 million and the valuation allowance of Euro 40 million recognized for Italian GAAP purposes should not be recognized and (iii) the accounting for the Euro 450 million of cash received by Telecom Italia be reflected in the consolidated balance sheet as additional bank debt of Euro 217 million and minority interest of Euro 233 million, representing the debt of Mirror and the cash received from Lehmann Brother Merchant Bank for its purchase of 70% of Mirror from Telecom Italia, respectively.

(i)	Sale of real estate properties

In late 2000, the Group transferred a going concern including a portion of their real estate portfolio to a wholly owned subsidiary, IM.SER, at the fair market value of Euro 2,900 million. The assets’ net book value on the date of transfer was Euro 2,392 million. Subsequently, the Group sold 60% of their interest in IM.SER to third parties for cash in the amount of Euro 1,740 million. Telecom Italia subsequently leased back 90% of the buildings contributed to IM.SER on long-term contracts. In total Telecom Italia received cash in the amount of Euro 2,700 million, which came from both the sale of the investment and a cash dividend distribution from IM.SER, with the distribution of funds being provided by IM.SER’s borrowing from a consortium of banks. Under Italian GAAP, a pre-tax gain for the amount of Euro 312 million was recorded in the consolidated financial statements. Under U.S. GAAP, the transfer of the assets to the wholly owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale and the special dividend are considered to be secured borrowings. This type of accounting treatment requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. Additionally, the gain recognized under Italian GAAP on the partial sale of the subsidiary is reversed for U.S. GAAP purposes. The balance sheet of the Group at December 31, 2002 under U.S. GAAP reflects an increase in long-term debt of Euro 2,366 million, an increase in real estate of Euro 1,907 million (net of the depreciation from the date of transfer) and a reduction in investments for Euro 271 million.

In 2002, the Group entered into additional arrangements in relation to its real estate assets. Through a series of assets contributions, transfers and partial sales, the Group re-packaged selected real estate assets with investors, recognizing a net impact of approximately Euro 150 million on the consolidated statement of operations under Italian GAAP. For purposes of US GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. These transactions, including those related to Tiglio I and IM.SER, did not meet the accounting requirements for sale under either SFAS 98 Accounting for Leases or FAS 66 Accounting for Sales of Real Estate, therefore requiring that assets continue to be accounted for on the balance sheet. The transactions under Tiglio II are newly contributed assets and were also considered “failed sales” therefore requiring similar accounting to the aforementioned IM.SER transaction in 2000. The result in 2002 was such that a significant portion of the gains recognized under Italian GAAP were reversed for US GAAP and the additional assets and liabilities consolidated.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j)	Impairment of long-lived assets

As discussed in Note 28 (b), the Group changed its method of accounting for long-lived assets, including goodwill, in 2002. Prior to 2002, the Group applied SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, to all long-lived assets, including goodwill.

Under both SFAS 121 and 144, the Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings. No impairment charges were taken under SFAS 144 in 2002.

As described in footnote 28 (d), in 2000 the Group acquired SEAT, a company operating in the Internet and publishing sectors. In 2000 under SFAS 121, the Group took a charge of approximately Euro 7,966 million in the initial year of the acquisition due to the decrease in asset prices for that sector. In 2001, Telecom Italia took additional impairment charges for goodwill under SFAS 121of Euro 5,022 million, Euro 2,496 million of which was again related to SEAT. Due to the adoption of SFAS 142 as of January 1, 2002, no impairments of goodwill were recorded using SFAS 121, and no impairments for other long-lived assets were recorded in 2002 under SFAS 144. See (k) for the discussion of impairments in 2002.

(k)	Goodwill and other intangible assets

As a technology, media and information company, the Group creates, distributes and manages information with inherent value. The Group does not recognize the fair value of internally generated intangible assets. However, intangible assets acquired in business combinations accounted for under the purchase method of accounting are recorded at fair value in the consolidated balance sheet. As discussed previously, SFAS 142 was adopted by the Group as of January 1, 2002, and required that goodwill and certain other intangible assets deemed to have an indefinite life cease amortizing. As a result, goodwill ceased being amortized to the statement of operations on a periodic basis.

The Group annually reviews the carrying value of acquired indefinite-lived intangible assets, including goodwill, to determine if impairment may exist. An interim assessment of goodwill may be necessary if an impairment indicator exists that indicates that the fair value of a reporting unit may have decreased. The requirements of SFAS 142 include that indefinite-lived intangible assets be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the operating unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized equal to that excess.

In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002. As part of that assessment, it was determined that certain reporting units within the Internet & Media reporting segment contained goodwill that was potentially impaired. The 2002 review incorporated into the analysis all of the known facts and management strategies at the time, including the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

possibility that the ownership levels of certain businesses may change in the future. In particular, management had been assessing the structure and benefits of having the Internet & Media segment constituted as a single business. Although management had not committed to a plan regarding the disposal of certain reporting units of SEAT until after December 31, 2002, and therefore the requirements to meet discontinued operations or assets held for sale accounting criteria were not met at that time, the probability that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular the Directories, Directory Assistance and Business Information, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. The remaining businesses of the Internet & Media segment that are not being sold were valued based on a combination of both multiples and the discounted cash flow method, with impairments identified recorded at the SEAT level and included as part of the Group’s reconciliation to U.S. GAAP. Using the comparables approach to the valuation, Telecom Italia identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was Euro 3,352 million less than these assets carrying value, of which Euro 96 million related to businesses that are expected to remain as part of the Group. This charge was taken as of December 31, 2002.

On June 11, 2003, Telecom Italia announced the formal decision to sell SEAT. The following represents the carrying value of the major classes of assets and liabilities as of December 31, 2002 that will be included as part of the disposal group (in millions of Euro):

Current assets	1,530
Intangible assets	1,847
Current liabilities	1,424
Long-term debt	434
Deferred tax liabilities, net	834

(l)	Exchangeable Opera Notes

In March 2001 the Group issued, through its 100% owned finance subsidiary Sogerim (now TI Finance), Senior Unsecured Guaranteed Exchangeable Out Performance Equity, Redeemable in Any-Asset (“OPERA”) Notes, which bear interest at 1% per year, mature in 2006 and are fully and irrevocably guaranteed by Telecom Italia S.p.A. The Opera Notes are exchangeable for ordinary shares in Telecom Italia’s controlled subsidiaries TIM or SEAT. During the exchange period ending 10 business days before March 15, 2006, the holders of the Opera Notes have the right to exchange such notes for either SEAT or TIM shares, with the initial exchange ratios being Euro 1,000 nominal amount of Opera Notes for 232.5581 SEAT ordinary shares (giving the SEAT shares an exchange ratio value of Euro 4.30 per share) or 90.9091 TIM ordinary shares (giving TIM share an exchange ratio value of Euro 11.00 per share). On March 15, 2004, the holders of Opera Notes have an option to cause any remaining Opera Notes then outstanding to be redeemed, at the Accreted Principal amount, plus accrued interest. At maturity any remaining outstanding Opera Notes will be redeemed at 117.69% of their original principal amount, representing a yield to maturity of 4.25% for unredeemed notes.

TI Finance has the option of honoring the exchange request in shares made by the holders of the Opera Notes, or giving in exchange the cash value of the shares calculated at 95% of the simple arithmetic average of the quoted market price of the shares, or settle the exchange in any combination thereof.

TI Finance has the option to call the Opera Notes in whole, but not in part, after March 15, 2004 at the accreted principal amount plus accrued interest up to, but excluding the date of the redemption, if the cash value of either the TIM exchange property or the SEAT exchange property is equal to or greater than 120% of the aggregate accreted principal amount of the Opera Notes for at least 20 dealing days during any 30 consecutive dealing days.

The notes contain certain restrictive covenants including, but not limited to, restrictions related to the Company’s ability to incur debt senior to the Opera Notes. The covenants do not restrict dividends or loans to the Company.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002 no holders of the Opera Notes has requested exchange of the Notes for either the shares of SEAT or TIM. The quoted market prices of SEAT and TIM at December 31, 2002 were Euro 0.64 and Euro 4.33, respectively. For the year ended December 31, 2002, TI Finance accrued interest on the nominal amount of the Opera Notes outstanding at the rate of 4.25%, the stipulated yield rate assuming the Opera Notes will be held to maturity in 2006.

(m)	Derivative financial instruments

The Group derivative financial instruments at December 31, 2002 consist of interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options. Under SFAS 133, effective January 1, 2001, all such derivatives have been recognized on the balance sheet at fair value. Under the transition provisions of SFAS 133, the initial recognition of the fair value of derivative instruments was treated as a cumulative effect of a change in accounting principle in either current period earnings or as other comprehensive income depending on the previous nature and hedge designation of the derivative. As the Group did not formally designate its derivative instruments as hedges upon the adoption of SFAS No. 133, subsequent changes in the fair value of the derivative instruments have been recognized as a component of current period earnings according to the requirements of SFAS 133 described above.

During the year, the Group recognized pre-tax gains in current period earnings related to changes in the fair value of its derivative financial instruments of Euro 92 million in 2002 and losses of Euro 77 million 2001, and pre-tax gains in current period earnings of Euro 3 million for the amortization of the cumulative effect of adoption recorded in accumulated comprehensive income. The net gain of Euro 95 million and the net loss of Euro 73 million is included in the accompanying 2002 and 2001 U.S. GAAP basis statement of operations. For U.S. GAAP purposes, as of December 31, 2002 and 2001, the Company has recorded net derivative assets of Euro 45 million in 2002 and net derivative liabilities of Euro 6 million in 2001, additional long-term debt of Euro 2 million and Euro 30 million in 2002 and 2001, respectively, and pre-tax accumulated comprehensive income of Euro 2 million and Euro 3 million in 2002 and 2001, respectively, under the requirements of SFAS 133. All of the Euro 2 million in accumulated other comprehensive income will be amortized to current period earnings in 2003.

(n)	Fair value of financial instruments

As required by SFAS 107, “Disclosures about Fair Value of Financial Instruments”, the Group has estimated, where possible, the fair values of the most significant financial instruments held. The Group has not estimated the value of certain unlisted long-term investments, primarily relating to investments in affiliated companies. The fair value for marketable securities and long-term investments are based on quoted market prices for those instruments or discounted cash flow analysis.

For cash and cash equivalents, financial receivables from banks and short-term debt, the amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the investments and the expected realization.

For long-term debt, the fair value was determined by discounting contractual future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements. The Group has certain investments for which it is not practicable to estimate fair value due to the lack of quoted market prices and the inability to estimate fair value without excessive costs.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values and carrying amounts of financial instruments are as follows:

	As of December 31,
	2001		2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(millions of Euro)
Cash & cash equivalents	765	765	1,310	1,310

Marketable securities	2,093	2,093	1,203	1,203

Long-term investments:
Affiliates:
Practicable to determine	5,100	5,348	222	236

Not practicable	979	—	1,444	—

Other:
Practicable to determine	86	86	15	15

Short term debt (excluding current portion of long-term debt)	7,621	7,621	2,412	2,412

Long-term debt (current portion included):
Floating rates	7,539	7,588	6,426	6,426
Fixed rates	16,098	16,083	16,321	16,993

	23,637	23,671	22,747	23,419

(o)	Stock-Based Compensation

The Group accounts for all stock-based compensation issued under the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Certain companies within the Group that have publicly traded stock also issue options to their employees. At the end of 2002, SEAT, TIM and Entel Chile all have some form of stock-based compensation program for employees. These plans are all accounted for under APB No. 25. Stock-based compensation (benefit)/expense of Euro 27.2 million, Euro 7 million and Euro (16 million) was recognized in 2000, 2001 and 2002, respectively. In 2002, the Group introduced several new plans to management and employees, as described below:

•	The 2002 plan for management (the “2002 Plan”) was granted on March 6, 2002, granting 29,958,000 options at a strike price of Euro 9.665 to each participant. The options vest annually over a period of three years, beginning in March 2003 and ending in March 2005. The 2002 Plan terminates in March 2010. The market value of the underlying shares at the date of grant was below the strike price; therefore no compensation expense has been recognized for this plan.

•	For selected senior managers, the “Top Plan” was introduced in 2002, granting 11,800,000 options at a strike price of Euro 9.203 per share. The options vest annually starting in February 2003 over a three-year period, the plan terminates in February 2010. The fair market value of the underlying shares was below the options strike price at the date of grant, therefore no compensation expense has been recognized under this plan.

•	The remaining two plans have a combined total of nine participants. The plans have granted a total of 1,040,000 shares to the participants, at a strike price ranging from Euro 7.721 to Euro 7.952. Both plans vest over a period of three years, terminating in March 2010. The fair market value of the underlying shares was below the options strike price at the grant and measurement dates, therefore no compensation expense has been recognized under this plan.

In 2001 the Board of Directors approved a plan, consisting of 67,025,000 options with an exercise price of Euro 10.488 per option. This plan is subject to certain performance criteria similar to the 2000 plan with vesting through July 2003. Total options outstanding under this plan at the end of 2002 was 64,287,500, no compensation expense was recorded in 2002 or 2001 for this plan as the exercise price was above the market price.

In 2000 the Board of Directors authorized an additional plan, under which a total of 51,430,000 options were granted at a strike price of Euro 13.815. The options vest ratably in three tranches of 15,460,000 in July of

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001, 2002 and 2003, with an extraordinary tranche of 5,050,000 vesting in July 2003. The plan closes on July 31, 2008. The 2000 plan is also performance based, with the performance criteria based on the ratio of the arithmetic mean of Telecom Italia’s ordinary shares to the ratio of the Dow Jones Eurostoxx Indexes for the Telecommunications sector. If the performance criteria for an option tranche is not met in any particular year, but the performance criteria is met in the subsequent year, the options that had not initially met the performance criteria will be considered vested at that time. The first tranche of options has met the performance criteria; therefore, these options have vested. At the end of 2002, 20,600,000 options were outstanding under this plan, however no compensation expense has been recognized in any period presented as the exercise price of the options is above the market price.

In 1999 the Company adopted the 1999 Stock Option Plan, under which 16,595,400 options were granted at an exercise price of Euro 6.79 to key employees. The options issued under the 1999 plan vest annually in three year tranches starting in January 2000 and ending in January 2002, expiring on January 31, 2005. The options granted under this plan are performance based, which performance requires that the average share price of Telecom Italia for the month of December prior to the month of vesting (ie. December 1999, 2000 and 2001) is greater than the grant price. As of December 31, 2000 the first tranches of 4,905,500 options had been vested and exercised, with the second tranche of 5,754,900 becoming exerciseable as the vesting requirements had been met. The performance criteria for the remaining 5,935,000 options had not been met as of December 31, 2001, however the Board of Directors has resolved that the options would become exercisable beginning January 2002, regardless of performance criteria. A total of 1,375,150 options were exercised for Euro 9.3 million in 2002 and 1,496,350 options were exercised for Euro 7.7 million in 2001. A total of 8,471,500 options were outstanding at December 31, 2002. Compensation (benefit)/expense totaling Euro (16) million in 2002 and Euro 1.6 million in 2001 has been recorded with this option plan, respectively. No amounts were recognized in 2000.

The status of the stock options granted under all stock option plans is as follows:

	Number of Options	Weighted Average price per option
		(Euro)
Balance at January 1, 2000	11,689,900	6.79
Granted	51,430,000	13.82
Exercised	—	—
Forfeited	(278,400)	6.79

Outstanding at December 31, 2000	62,841,500	12.54
Granted	67,025,000	10.45
Exercised	(1,496,350)	6.79
Forfeited	(1,503,500)	10.06

Outstanding at December 31, 2001	126,866,650	11.51
Granted	42,798,000	9.50
Exercised	(1,375,150)	6.79
Forfeited	(34,106,500)	13.36

Outstanding at December 31, 2002	134,183,000	10.46

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Grant Prices	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(Euro)			(Euro)		(Euro)
6.79 – 7.95	9,511,500	2.55	6.91	8,471,500	6.79
9.20 – 9.67	39,784,000	6.30	9.49	—	—
10.49 – 13.82	84,887,500	4.62	11.30	43,259,996	11.31

	134,183,000			51,731,496

SFAS No. 123, “Accounting for Stock-Based Compensation” requires the disclosure of pro forma net income per share as if the Group had adopted fair-value accounting for stock-based awards.

Prior to 2002, the Group had used the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees. Starting in 2002, the Group revisited the use of the Black-Scholes option-pricing

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

model and concluded that certain other option-pricing models, in particular binomial models, were better adapted to capturing the complexity of the fair value of these options. Therefore, effective January 1, 2002, the Group adopted the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options. The CRR model uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The Group’s employees are free to exercise their vested stock options once they are vested, therefore they are considered to be American type call options. Also, the Group has historically paid dividends, which it anticipates doing in the future. The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information. The following pro forma information has been derived using the Black-Scholes option pricing model for 2000 and 2001 and the CRR model for 2002.

	2000	2001	2002
Expected life (years)	2.9	3	4.55
Expected volatility	40.8%	43.6%	41.32%
Risk free interest rate	5.4%	4.91%	5.00%
Expected dividend yield	1.5%	2.0%	3.02%

The Group’s pro forma earnings per share, had compensation costs been recorded in accordance with SFAS No. 123, are presented below, for all plans:

	2000	2001	2002
	(millions of Euro, except per share amounts)
Net income (loss), as reported	3,522	(4,039)	828
Add: Stock-based compensation expense (benefit) recognized under intrinsic value method	56	26	(33)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects.	(95)	(354)	(90)

Pro forma net income (loss) available to each class of shares	3,483	(4,367)	705

Earning (Loss) per share:
Basic EPS per Ordinary share—as reported	0.47	(0.56)	0.11
Basic EPS per Ordinary share—pro forma	0.47	(0.60)	0.09
Diluted EPS per Ordinary share—as reported	0.47	(0.56)	0.11
Diluted EPS per Ordinary share—pro forma	0.47	(0.60)	0.09

Basic EPS per Savings share—as reported	0.48	(0.54)	0.12
Basic EPS per Savings share—pro forma	0.48	(0.59)	0.10
Diluted EPS per Savings share—as reported	0.48	(0.54)	0.12
Diluted EPS per Savings share—pro forma	0.48	(0.59)	0.10

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(p)	Capitalization of interest expense

The Group capitalizes interest expense on both tangible and intangible assets under construction. The Group is currently capitalizing interest expense on acquired UMTS licenses, which under U.S. GAAP are considered as construction in progress. Amortization of the assets, including the capitalized interest costs, will begin when the assets are put in service. The Group incurred interest expense of Euro 991 million, Euro 1,870 million and Euro 1,459 million in 2000, 2001 and 2002, respectively, of which Euro 82 million, Euro 236 million and Euro 236 million was capitalized in 2000, 2001 and 2002, respectively.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q)	Accounting for income taxes

For US GAAP reporting purposes, Telecom Italia follows the provisions of SFAS 109, “Accounting for Income Taxes”. In accordance with SFAS 109, Telecom Italia has recognized deferred tax assets and liabilities to reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. Where it is more likely than not that all or a portion of a deferred tax asset will not be utilized, a valuation allowance has been recorded against it.

The provision for income taxes consisted of the following in the years ended December 31, 2000, 2001, and 2002:

	2000	2001	2002
	(millions of Euro)
Current	2,390	1,179	1,451
Deferred	134	(262)	(1,549)

Total provision for income taxes	2,524	917	(98)

The actual provision for income taxes is different from income taxes computed by applying the Italian statutory tax rate (41.25% in 2000 and 40.25% in 2001 and 2002) for a number of reasons. In 2002, the Group recognized some tax benefit in connection with the acquisition of Blu, and for the recognition of deferred tax assets pertaining to existing tax loss carryforwards that could be recognized due to the Group implementing certain tax planning strategies. The Group also has recognized certain gains in lower foreign tax jurisdictions, thereby lowering the overall effective tax rate.

The components of the net deferred tax assets (liabilities) as of December 31, 2001 and 2002 are as follows:

	2001	2002
	(millions of Euro)
Deferred tax assets:
Intercompany profits	298	69
Accrued pension obligation	288	211
Revaluation of fixed assets	218	217
Provisions	713	2,073
Net operating losses	2,236	1,054
Other	367	1,135

Subtotal	4,120	4,759
Less—valuation allowance	(2,145)	(895)

	1,975	3,864

Deferred tax liabilities:
Accelerated depreciation	—	—
Capitalization of interest on assets	(195)	(175)
Intangibles assets	(1,236)	(1,083)
Tax suspended reserves in equity	(264)	(253)
Other	(328)	(834)

Subtotal	(2,023)	(2,345)

Net deferred tax asset/(liability)	(48)	1,519

At December 31, 2002, the Company has net operating loss carryforwards of Euro 3,308 million. Net operating losses in Italy expire within five years. The following outlines the scheduled expiration periods for the aforementioned net operating losses (in thousands of Euro):

2003	3,766
2004	—
2005	82,672
2006	188,773
2007	67,425
After 2007	188,924
Without expiration	2,776,190

Total NOL’s	3,307,750

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No provision has been made for Italian corporate taxes, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, because it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

(r)	Transactions with subsidiary and equity investee stock

Occasionally Telecom Italia will sell shares in its controlled subsidiaries or equity investees in the public market or through private placements. Gains and losses recognized on these transactions are recognized as non-operating in the statement of operations. No such transactions occurred in 2002.

(s)	Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is increased to include any potential ordinary shares. Potential ordinary shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. The effects of any potential ordinary shares are omitted when the effects of including them is anti-dilutive. Potential ordinary shares include options, warrants and convertible securities. In 2001 and 2002, no potential ordinary shares were considered dilutive, therefore basic and diluted shares were the same.

The computations of basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, prepared in accordance with U.S. GAAP, are as follows:

	2000	2001	2002
	(Thousands of Euro, except per share amounts)
Basic EPS(*)
Net Income/(loss)	3,521,926	(4,039,156)	827,478
Less: Euro 0.010 in 2000 and Euro 0.011 in 2001 and in 2002 premium payable to savings shares	(22,086)	(22,586)	(22,419)

	3,499,840	(4,061,742)	805,059

Weighted average number of shares (millions)	7,398	7,314	7,298

Basic EPS—ordinary shares	0.473	(0.555)	0.110
Add: Euro 0.010 in 2000 and Euro 0.011 in 2001 and 2002 premium payable to savings shares(**)	0.010	0.011	0.011

Basic EPS—savings shares	0.483	(0.544)	0.121

Diluted EPS(*)
Weighted average number of shares (millions)	7,398	7,314	7,298
Dilutive effect of stock options (millions)	21	—	—

Diluted weighted average number of shares (millions)	7,419	7,314	7,298

Diluted EPS—ordinary shares	0.472	(0.555)	0.110
Add: Euro 0.010 in 2000 and Euro 0.011 in 2001 and 2002 premium payable to savings shares(**)	0.010	0.011	0.011

Diluted EPS—savings shares	0.482	(0.544)	0.121

(*)	Calculated under the two class method considering distributed and undistributed earnings.
(**)	This takes into account the par value of Lire 1,000 per share as of December 31, 2000; following the resolution of the extraordinary stockholders’ meeting held on May 3, 2001, regarding the re-denomination of Telecom Italia’s share capital into Euro, the new par value per share as of December 31, 2001 and 2002 is equal to Euro 0.55.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(t)	Effects of Regulation

As discussed in Note 2, Telecom Italia is subject to the regulatory control of the National Regulatory Authority with additional oversight provided by numerous laws, decrees and codes. The regulatory framework is still evolving, taking into consideration EU requirements. It is anticipated that the final method will allow Telecom Italia to recover a certain level of costs (subject to price caps), but not necessarily its specific cost of providing service. Accordingly, U.S. GAAP, as described in SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these financial statements.

(u)	Segment information

During 2000 Telecom Italia completed the merger of Tin.it, its internet service provider, with SEAT, in a transaction which resulted in the Telecom Italia Group owning approximately 60% of SEAT’s ordinary share capital. Although SEAT was fully consolidated for balance sheet purposes at December 31, 2000, SEAT’s results of operations were not included in the Group’s statement of operations for purposes of Italian GAAP. As a result, the full impact of the SEAT acquisition was included in results of operations beginning only in 2001. Therefore the results of operations of the Internet and Media Business Unit is not comparable for 2000 when reviewed against 2001 and 2002.

Late 2000 marked the start of the transformation of the Telecom Italia Group, announced in conjunction with the take-over by Olivetti. The transformation was shaped by the divestiture of certain non-core businesses, the re-focus on core areas, the reorganization of the controlling structure of the international companies and the reorganization into various autonomous Business Units from the standpoint of management, objectives, strategies and operational leverage.

At the beginning of 2001 the Group reorganized its businesses into business units and began reporting its results by business unit during 2001.

Following Olimpia’s controlling acquisition in Olivetti, along with new management and Board of Directors taking control, the Group implemented a further restructuring plan. This plan also included further divestitures of assets, particularly non-strategic international assets. As a result, during 2002 the Group reorganized its business units as follows:

•	in early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group; beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit. For purposes of a more meaningful comparison, the data relating to 2001 and 2000 has been restated;

•	in May 2002, the International Operations (IOP) was eliminated. While the companies involved maintained the same corporate control structure, the companies and business segments of Telecom Italia which formerly reported to the IOP have been transferred to selected Business Units, including Domestic Wireline (Intelcom San Marino and Golden Lines) and the Foreign Holdings Corporate Function (9Telecom Reseau group, BBNed group, Auna group, Telekom Austria group, Telekom Serbia, Etec S.A. and the residual segment of the ex IOP). All the companies based in Latin America are now coordinated by Latin America Operations (LAO).

At the end of 2002 the businesses of the Group were organized on the basis of the following Business Units:

Domestic Wireline.    This business unit includes Telecom Italia Domestic Wireline (TIDW) which relates to the Italian domestic fixed line voice and data businesses; including, national businesses such as Atesia (call center, telemarketing and market researches) and Path.Net, responsible for the development and management of the single Public Administration Network (R.U.P.A.). The Domestic Wireline Business Unit also includes the international activities relating to developing networks such as the European, Mediterranean and Latin American fiber optic rings. As a result of the 2002 reorganization Saritel has been moved to the Information Technology Group Operating Activity and Intelcom San Marino S.p.A. has jointed the Domestic Wireline Business Unit.

Mobile.    This business unit includes national and international mobile telecommunications businesses that are managed by TIM. Beginning in 2001 international mobile operations were consolidated with, and managed

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by TIM, through TIM International. International mobile operations are concentrated in the Mediterranean Basin and in Latin America.

South America.    In May 2002, following the elimination of the IOP, all the companies based in Latin America are now coordinated by Latin America Operations (LAO). The South America segment consists of Entel Chile, Entel Bolivia and Telecom Italia America Latina and the South America business operations of Telecom Italia. The Mobile operations of the Group in South America are in the Mobile segment discussed above.

Internet and Media.    This business unit includes the SEAT group, which under Italian GAAP was consolidated with the Telecom Italia Group results of operations for the first time in 2001. This business segment is responsible for the whole chain of value in the media sector. Its operations run from directories to telephone publishing and television. The Business Unit is also the national leader in the marketing of products and services for the office. Seat Pagine Gialle promotes the development of all Internet services for residential customers and for small and medium-size companies; offering access, portals and web services. The Directories, Directory Assistance and Business Information, portion of Internet and Media Segment are expected to be divested in 2003.

Information Technology Market.    The Information Technology Market Business Unit (the Finsiel group) was created in the early months of 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit according to the type of customer. This Business Unit is predominantly composed of the Finsiel Group. The Business Unit is responsible for organizing the information technology activities of the Group, that are marketed to third parties, in particular, central and local governmental administrations moving towards decentralization and e-government, as well as banks and businesses. Its product range covers the whole chain of value of information services. The IT Market Business Unit creates solutions and services around platforms and products of the main market vendors. Customers’ problems are solved in one of three possible ways: by acquiring existing solutions on the market, developing special solutions, or by integrating components offered by Finsiel with typical market platforms (e.g.; Microsoft, SAP and Oracle).

Information Technology Group.    The Information Technology Group was created in the early months of 2002 as a result of the rationalization of activities previously carried out in the Information Technology Services Business Unit. The unit also incorporates the operations of the TILab group, which focuses on research and development. The Information Technology Group is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group, pursuing objectives that will augment efficiency, improve quality and stimulate innovation.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments are the same as those described in the significant accounting policies (Note 3). Information about the Group’s segments for the year ended December 31, 2000, 2001 and 2002 is as follows (in millions of Euro), all amounts have been reclassified for a consistent presentation:

	Domestic Wireline (1)(3)	Mobile	South America (1)(2)	Internet and Media	IT Market (3)	IT Group (3)	Other Activities (4)	Elimination and consolidated adjustments	Consolidated
2000
Operating revenues
-Third parties	15,327	9,090	2,055	179	1,039	145	1,076	0	28,911
-Intersegment(5)	2,092	328	45	84	96	1,187	1,835	(5,667)	0

	17,419	9,418	2,100	263	1,135	1,332	2,911	(5,667)	28,911
Gross operating profit(6)	7,403	4,447	1,073	(35)	136	203	29	(138)	13,118
Operating income	3,904	2,988	473	(73)	105	(15)	(539)	(38)	6,805
Depreciation and amortization	3,348	1,258	489	23	40	186	440	(137)	5,647
Investments in fixed assets	1,892	1,194	551	55	25	114	186	(128)	3,889
Identifiable assets	21,322	17,687	6,068	3,951	1,256	1,649	32,166	(18,584)	65,515

2001
Operating revenues
-Third parties	15,220	9,963	1,531	1,880	1,135	156	933	0	30,818
-Intersegment(5)	1,948	287	3	77	63	1,042	1,076	(4,496)	0

	17,168	10,250	1,534	1,957	1,198	1,198	2,009	(4,496)	30,818
Gross operating profit(6)	7,750	4,760	527	444	166	188	(157)	(59)	13,619
Operating income	4,361	3,136	187	31	123	22	(746)	(440)	6,674
Depreciation and amortization	3,196	1,469	253	320	32	157	479	369	6,275
Investments in fixed assets	1,949	1,547	351	82	19	111	215	(20)	4,254
Identifiable assets	20,230	17,036	3,242	4,072	1,418	1,422	38,481	(23,231)	62,670

2002
Operating revenues
-Third parties	15,091	10,595	1,369	1,900	876	111	458	0	30,400
-Intersegment(5)	1,931	272	40	91	36	1,104	975	(4,449)	0

	17,022	10,867	1,409	1,991	912	1,215	1,433	(4,449)	30,400
Gross operating profit(6)	7,965	5,039	450	593	104	140	(308)	(19)	13,964
Operating income	4,700	3,358	146	232	61	(21)	(690)	(405)	7,381
Depreciation and amortization	2,931	1,511	252	280	32	154	324	393	5,877
Investments in fixed assets	1,828	1,075	201	28	12	85	130	(101)	3,258
Identifiable assets	19,386	14,211	2,571	3,852	1,221	1,704	32,579	(22,738)	52,786

(1)	The data relating to 2001 and 2000 has been reclassified and presented consistent with the 2002 presentation.
(2)	The data refers to Entel Chile Group, Entel Bolivia Group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	In early 2002, the IT Services Business Unit was split into two distinct units: Information Technology Market and Information Technology Group. Beginning January 1, 2002, Saritel S.p.A. has been consolidated in the Information Technology Group Operating Activity instead of the Domestic Wireline Business Unit.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The data presented also includes the operations of the Foreign Holdings Corporate Function and the former Business Unit Satellite Services (the Telespazio Group) which was disposed of during the 4th quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002.
(5)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segment. Such sales between segment are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(6)	Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Gross operating profit represents operating income plus non-cash charges related to depreciation and amortization expense, provisions for bad debts, write-downs of fixed and intangible assets and accruals for risk and other provisions, reduced by other income except for operating grants, reimbursements for personnel costs and the costs of external services rendered.

Information about the Group’s segments by geographic area for the year ended December 31, 2000, 2001 and 2002 is as follows (in millions of Euro):

	Italy	Rest of Europe	Central and South America	Australia, Africa and Asia	Consolidated
2000
Operating revenues	23,037	1,843	3,217	814	28,911
Identifiable assets	45,030	10,306	10,140	39	65,515
Investments in fixed assets	2,782	246	861	0	3,889

2001
Operating revenues	24,456	2,169	2,592	1,601	30,818
Identifiable assets	42,780	12,036	7,798	56	62,670
Investments in fixed assets	2,887	411	955	1	4,254

2002
Operating revenues	24,652	2,182	2,638	928	30,400
Identifiable assets	41,352	5,973	5,318	143	52,786
Investments in fixed assets	2,408	203	625	22	3,258

(v)	Lease commitments

The following is a summary of all future minimum lease payments as of December 31, 2002 (in millions of Euro):

	Finance Leases	Operating Leases
2003	388	22
2004	28	8
2005	15	2
2006	12	1
2007	11	0
Thereafter	62	1

Total	516	34
Less current portion	388	22

Long-term portion	128	12

(w)	Related party transactions

The Telecom Italia Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Telecom Italia Group’s unconsolidated subsidiaries and affiliated companies as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Telecom Italia Group are excluded as they are eliminated on consolidation.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2000, 2001 and 2002:

Items	Related party transactions in the year ended December 31,
	2000		2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies
Operating revenues	€837 million	Refers to: Nortel Inversora group (€81 million in 2000), Teleleasing (€113 million), Auna group (€57 million), Stream (€102 million), Lottomatica (€58 million) and SEAT (€211 million)	€881 million	Refers to: Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Stream (€55 million) and Lottomatica (€53 million)	€302 million	Refers to: Teleleasing (€105 million), Brasil Telecom (€48 million), Stream (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

Cost of materials and other external charges	€377 million	Refers to: rent payable to IM.SER (€23 million); TLC service costs from Etec S.A. Cuba (€24 million) and Entel Chile group (€40 million); cost of materials and other external charges from Siemens Informatica (€80 million), SEAT (€61 million) and Teleleasing (€59 million).	€586 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); TLC service costs from Etec S.A. Cuba (€79 million)	€469 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from Etec S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

Other income, net	€19 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€25 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.	€9 million	Mainly relates to cost recoveries for personnel on loan to some foreign unconsolidated subsidiaries and affiliated companies.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2000		2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Financial income and expense, net	Positive for €54 million	Refers to: interest expense payable to Teleleasing (€31 million) for financial leasing transactions and dividends received from the Eutelsat satellite consortium (€64 million).	Negative for €8 million

Refers to: accrued interest income on loans made to certain foreign unconsolidated subsidiaries and affiliated companies (€22 million); interest expense payable to Teleleasing (€30 million) for financial leasing transactions

Expense for €20 million

Includes: accrued interest income on loans made to certain subsidiaries and affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million); interest on the payable by TI Finance to Olivetti Finance NV (€11 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2001:

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Loans in long-term investments	€119 million	Refers mainly to loans granted to Bouygues Décaux Télécom (BDT) (€108 million) and other foreign unconsolidated subsidiaries and affiliated companies.	€440 million	Refers mainly to medium/long term loans made to Is TIM (€313 million), Tiglio I (€54 million), Telegono (€34 million) and Tiglio II (€30 million).

Trade accounts receivables and other current assets	€430 million

Comprises mainly receivables from Auna group (€90 million), Stream (€82 million), Telekom Srbija (€56 million net of provision), Nortel Inversora group (€21 million net of provision) and Teleleasing (€18 million).

			€221 million	Comprises mainly receivables from Stream (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2001		2002
	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies	In the aggregate	Main transactions with unconsolidated subsidiaries, affiliates, parent companies, subsidiaries and affiliates of the parent companies

Trade accounts payable and other current liabilities	€485 million	Pertains mainly to supplier relationships connected with investments and transactions. In particular, they comprise trade accounts payable to Italtel group (€173 million), Siemens Informatica (€51 million), Teleleasing (€42 million) and advances from Consorzio Telcal (€85 million).	€697 million	They refer to payables to Olivetti for the settlement of Group VAT and receivables from the tax authorities transferred (€296 million) and supply contracts connected with operating and investment activities. They include: payables to the Italtel Group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million).

Long-term and short-term debt	€1,170 million	They refer mainly to payables for finance leases to Teleleasing (€522 million) and a payable by TI Finance from Olivetti Finance N.V. (€600 million).	€406 million	They refer mainly to payables for finance leases to Teleleasing (€393 million).

Short-term financial receivables	€213 million	They refer mainly to short-term loans receivable from Stream (€122 million), Is TIM (€29 million), Telekom Srbija (€23 million) .	€35 million	They comprise short-term loans made to TMI group companies (€14 million) and Golden Lines (€10 million net of provisions).

Long and short-term contracts	€116 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan (€110 million).	€110 million	They refer mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan.

Guarantees and collateral	€1,261 million	They include sureties given on behalf of the Auna group (€510 million), Is TIM (€228 million), Stream (€86 million), as well as collateral given on behalf of Is TIM (€147 million).	€908 million	They comprise sureties provided on behalf of Is TIM (€537 million), Consorzio Csia (€85 million) and Stream (€72 million) as well as collateral on behalf of Is TIM (€110 million).

Capital expenditures	€665 million	They mainly consist of acquisitions telephone exchanges from the Italtel group (€567 million) and information and computer projects from Siemens Informatica (€31 million).	€455 million	They mainly consist of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Webegg (€14 million) and Siemens Informatica (€19 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover, related party transactions as of December 31, 2002 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€17 million	They refer to commitments with Teleleasing under operating leases.

Acquisition of investments	€58 million	They refer to the acquisition of the 50% of Webegg from Olivetti.

Disposal of investments	€690 million	They refer to the disposal of the 25% of Mobilkom Austria, through the disposal of the Autel holding to Telekom Austria.

Contribution and sale of business segments	€219 million	They refer to gains realized on the concentration of real estate assets in Tiglio I (€159 million) and the contribution of the “asset management” business segment to Tiglio II (€60 million).

Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also comprise those between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	These mainly refer to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million).

Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned telephone services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million).

Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million).

Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group.

Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Telecom Italia S.p.A. from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million).

	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica.

Disposal of business segments	€15 million	Gain on the sale of non-facility business segments to Pirelli Real Estate.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover in 2002, telephone cards for an approximate value of €20 million, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also include those effected by the Telecom Italia Group with the Pirelli group. In detail:

•	Operating revenues: mainly refers to telephone services (€6.9 million).

The following related party transactions are reflected on the balance sheet as of December 31, 2001:

•	Trade accounts receivables and others: mainly refers to the above-mentioned telephone services (€0.6 million);

•	Trade accounts payable and others: mainly pertain to the supply contracts connected with supplier relationships (€6.4 million); and

•	Capital expenditures: mainly consist of purchases of telecommunications cables (€21.5 million).

(x)—Is	TIM investment

During 2002, the Group continued to make investments in Telekomunikasyon Hizmetleri A.S. (Is TIM), its start up mobile telecom equity investee in Turkey. At December 31, 2002, the Group owned 49% of the voting stock of Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular), have not occurred. The de-regulation of the Turkish market has not occurred for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain.

Since its inception, Is TIM and its shareholders have made repeated and formal efforts to have this situation rectified but have been de facto prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender made for the license. As a result of the necessary conditions to open the mobile telecommunications market in Turkey to competition not having occurred, Is TIM has suffered significant losses and has been unable to effectively compete against the two much larger incumbent operators. Due to the considerable damages suffered by Is TIM, Is TIM filed a Request for Arbitration against the local telecommunications Authority, requesting a refund reflecting damages in the amount of U.S.$ 2.5 billion. In conjunction with the arbitration claim, TIM undertook full review of the Is TIM investment at year end December 31, 2002. That review included two appraisals, one from an independent major investment bank, to assess the fair value of the equity investee. The review encompassed all of the investments to date in Is TIM, including the original Euro 1.7 billion in convertible loans and the Euro 850 million relating to the Telecom Italia Group’s exposure with the same investee. Based on the fair value report of the investment bank and the independent analysis of the Group, a charge of Euro 2,341 million was taken. This charge together with the Euro 171 million accrual for losses of Is TIM resulted in total charges related to the equity investee in 2002 of approximately Euro 2.5 billion.

As is customary for significant investors, the Group attempted to obtain the audited financial statements of Is TIM as of December 31, 2002. Due to an impasse at the Board of Directors level relating to valuation of the assets of Is TIM, TIM was not able to obtain these financial statements. Set forth below are a list of some of the pertinent facts related to the structure of the joint venture arrangements between TIM and IS Bank Group which sets out certain of the reasons why TIM has been unable to resolve the impasse and obtain audited financial statements:

•	under the telecom sector rules of Turkey, TIM is not allowed to control more than 49% of Is TIM as at least 51% must be owned by a Turkish company;

•	Board of Directors: 4 IS Bank, 3 from TIM;

•	based on the shareholders agreement, all resolutions of the Board of Directors require the affirmative vote of the majority of the total Directors present at the meeting but the affirmative vote of at least two Directors designated by TIM and two Directors designated by IS Bank is required to adopt a resolution approving the balance sheet and the statement of operations of the company.

(y)	Subsequent events—Unaudited

Partial sale of Stream stake

On April 30, 2003, following the approval by the competent authorities, the agreement with News Corporation announced in October 2002 was concluded. The new company arising from the integration between Stream and Tele+ has been named SKY ITALIA and Telecom Italia paid approximately €30 million for the transaction. The company is held by Telecom Italia (19.9%) and News Corporation (80.1%).

Telecom Italia share buyback

Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders’ Meeting of November 7, 2001, the company in March 2002 began to buy-back treasury shares on the market according to the terms and in the manner established by existing laws and the above shareholders’ resolution. During the period between January 1 and May 7, 2003, 8,662,500 savings shares were acquired at an average price of €4.73 per share, corresponding to an investment of €41 million, plus 915,000 ordinary shares at an average price of €6.83 per share, corresponding to a €6 million investment. The above authorization expired on May 7, 2003 and at such date, 54,309,500 savings shares had been acquired at an average price of €5.24 per share, corresponding to an investment of €285 million, plus 6,195,500 ordinary shares at an average price of €8.00 per share, corresponding to a €50 million investment. As a result of the merger between TI and Olivetti, the ordinary and savings shares treasury stock will be cancelled.

Turkey

On May 13, 2003 TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) for outlining a set of the guidelines for the integration of Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. Both the two telecoms operators, TIM and Turk Telekom will hold 40% of the shares of the new entity respectively; the remaining 20% will be held by Is Bank. The closing of the operation is expected by the end of June 2003.

Spin-off and sale of Seat Pagine Gialle

Concurrently with the announcement of the Merger, the Group also decided to dispose of certain businesses of SEAT, in particular the Directories, Directory Assistance and Business Information business segments (“New SEAT”). On June 10, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which will be received by the Telecom Italia Group after completion of the spin-off transaction creating New SEAT (including the shares resulting from the expected early exercise of the J.P. Morgan Chase put option). The parties agreed on a sale price of Euro 0.598 per New SEAT ordinary share, representing an enterprise value of approximately Euro 5.65 billion. The completion of the sale will be subject to the proportional spin-off becoming effective, the admission to listing of New SEAT, that is expected to occur by the beginning of August, and the approval of the relevant Antitrust Authorities. Telecom Italia will receive approximatley Euro 3.03 billion for its stake. The buyers will also assume the estimated Euro 708 million of debt of New SEAT at the closing.

The transaction will allow New Telecom Italia to reduce its net financial debt by approximately Euro 3.74 billion.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deloitte & Touche Sociedad de Auditores y Consultores Limitada

Av. Providencia 1760, Piso 6°, 7° y 8°

Santiago

Chile

Tel: (56-2) 270 3000

Fax: (56-2) 374 9177

www.deloitte.cl

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Shareholders

Empresa Nacional de Telecomunicaciones S.A.

We have audited the accompanying consolidated balance sheets of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of Chilean pesos. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2001 and 2002 and shareholders’ equity as of December 31, 2001 and 2002 to the extent summarized in Note 38 to the consolidated financial statements.

Santiago, Chile

January 23, 2003

PricewaterhouseCoopers SpA

To the Shareholders of

Finsiel SpA

We have audited the consolidated balance sheets of Finsiel SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2002 and 2001 (all expressed in Euro) and the related consolidated statements of income for the years then ended. These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finsiel SpA and its subsidiaries as of December 31, 2002 and 2001 and the results of their income for the years then ended, in conformity with the law governing consolidated financial statements and generally accepted accounting principles in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States.

PricewaterhouseCoopers SpA

Corrado Testori

(Partner)

Rome, March 21, 2003

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta all’Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60

Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37

Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

Independent auditors’ Report

The Supervisory Board and Stockholders

Mobilkom Austria AG & Co KG and

Mobilkom Austria AG:

We have audited the accompanying combined consolidated balance sheets of Mobilkom Austria AG & Co KG and Mobilkom Austria AG (the “Company” or “Mobilkom”) as of December 31, 2001 and 2000, and the related combined consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the years in the three year period ended December 31, 2001. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobilkom as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton—Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna

March 15, 2002

Independent auditors’ Report

The Supervisory Board and Stockholders

Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft (“Telekom Austria”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton—Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna

March 20, 2002

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik A.S.

a member of

PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi

No: 92 B Blok Kat 9 Akaretler

Besiktas 80680 Istanbul-Turkey

www.pwcglobal.com/tr

Telephone +90 (212) 259 4980

Facsimile +90 (212) 259 4902

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Is-Tim Telekomünikasyon Hizmetleri A.S.

We have audited the accompanying balance sheet of Is-Tim Telekomünikasyon Hizmetleri A.S. (“Is-Tim”) at 31 December, 2001 and the related statements of loss, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Is-Tim at 31 December 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik Anonim Sirketi

a member of

PricewaterhouseCoopers

Murat Sancar, SMMM

Istanbul, 1 February 2002

PricewaterhouseCoopers SpA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Stockholders of Telecom Italia SpA

We have audited the accompanying consolidated statements of operations, of changes in stockholders’ equity and of cash flows of TELECOM ITALIA SpA, (an Italian corporation) and its subsidiaries for the year ended December 31, 2000, all expressed in Euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Telecom Italia Mobile SpA, a subsidiary which is 54.8 percent owned by the Company, which statements reflect total revenues of 7,959 millions of Euro for the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Telecom Italia SpA, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated statements referred to above present fairly, in all material respects, the results of operations and of cash flows of TELECOM ITALIA SpA and its subsidiaries for the period ended December 31, 2000 in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta all’Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60

Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37

Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Euro for the period ended December 31, 2000 to the extent summarized in Note 26 to the consolidated financial statements.

Turin, May 21, 2001

PricewaterhouseCoopers SpA

/s/  Sergio Duca

Sergio Duca

(Partner)

This report is a copy of a report previously issued by Arthur Andersen S.p.A. This report was issued by Arthur Andersen S.p.A. in connection with its audit of Telecom Italia Mobile S.p.A. for the year ended December 31, 2000. This report has not been re-issued by Arthur Andersen S.p.A. nor has Arthur Andersen S.p.A. provided a consent to the inclusion of this report in this Form 20-F.

Report of Independent Accountants	Arthur Andersen SpA
To the Board of Directors and Shareholders of Telecom Italia Mobile S.p.A.:	Galleria San Federico 54 10121 Torino

We have audited the consolidated balance sheets of Telecom Italia Mobile S.p.A., and its subsidiaries as of December 31, 2000, and the related consolidated statements of income for the year ended December 31, 2000, all expressed in Euro. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which assets reflect approximately 24% of total assets as of December 31, 2000, while consolidated revenues, which refer to Telecom Italia Mobile S.p.A. only, have been fully analyzed by us, being the acquisition of the main subsidiary finalized at year end. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above give a true and fair view of the financial position of Telecom Italia Mobile S.p.A. and its subsidiaries as of December 31, 2000 and the results of their operations for the year ended December 31, 2000 in conformity with generally accepted accounting principles in Italy.

Turin, Italy

March 22, 2001

Sede Legale Via della Moscova 3 20121 Milano	Reg Imp 297992 Tribunale di Milano R.E.A. 960046 Cod Fisc 02466670581 Partita IVA 09869140153 Capitale Sociale Lire 3.000.000.000 i.v.	Bari Bologna Brescia Firenze Genova Milano Napoli Padova Roma Torino Treviso Verona