Form 20-F
period 2003-12-31
TELECOM ITALIA S P A
filed 2004-06-10
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-13882

Telecom Italia S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Piazza degli Affari 2, 20123 Milan, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

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

i

ii

iii

INTRODUCTION

Telecom Italia S.p.A. is incorporated as a joint stock company under the laws of Italy. As used in this Annual Report, unless the context otherwise requires, the term Company means Telecom Italia S.p.A. the operating company for fixed telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with the Italian law governing consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (“Italian GAAP”), which, as described in Note 27 of Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included herein.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including the continuing developments in competition in all aspects of our businesses from new competitors and from new and enhanced technologies, our outlook for growth in the telecommunications industry both within and outside of Italy, including our targets under our 2004-2006 business plan and our outlook regarding developments in the telecommunications industry, including certain trends we have identified particularly in our core Italian market, continuing regulatory measures regarding pricing and access for other local operators. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2003—Updated Business Plan and Strategy”, (iii) “Item 4. Information on the Telecom Italia Group—Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside our control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on our international business focused on Latin America and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our 2004-2006 Industrial Plan;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS networks and services and to realize the benefits of our investment in UMTS licenses and related capital expenditures;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See “Item 3. Key Information—Risk Factors” and the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Merger	means the merger of Old Telecom Italia into Olivetti, approved by the shareholders of Old Telecom Italia and Olivetti on May 24, 2003 and on May 26, 2003, respectively, which became effective on August 4, 2003.

Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary operating in the mobile telecommunications business.

Telecom Italia Media	means the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted after the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and new SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary operating the Internet & Media business.

EU	means the European Union.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

RISK FACTORS

Strong competition in Italy may further reduce our core market share of domestic and international traffic and may cause further reductions in prices and margins.

Strong domestic competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, our fixed-line and mobile voice telecommunications businesses. This competition may increase further due to the consolidation and globalization of the telecommunications industry in Europe and elsewhere. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. In addition, the use of the single European currency and the liberalization of the Italian telecommunication market has further intensified competition by facilitating international operators’ entry into the Italian market and direct competition with our fixed line and mobile telephony businesses, particularly in the local and long-distance markets. As of December 31, 2003, there were a number of significant competitors offering fixed-line services and three other operators offering mobile services in the Italian domestic market; the third mobile competitor (H3G) entered the market in 2003, offering third generation commercial services. Although we stopped the decline in our market share of voice traffic in our fixed line business during 2003, continuing pressures on prices due to competition and further erosion in market shares could adversely affect our results of operations. Additional changes in the regulatory regime, including carrier preselection, number portability and local loop unbundling as well as the implementation of new EU telecommunications directives could further increase competition for the services we provide, particularly in our fixed line business, which could also adversely affect our business.

Our business may be adversely affected and we may be unable to increase our revenues if we are unable to continue the introduction of new services to stimulate increased usage of our fixed and wireless networks.

In order to sustain growth in revenues despite increased competition and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line and wireless services to increase traffic on our networks and find alternative revenue sources, in addition to carrying voice traffic on our networks. These services include non-voice services such as ADSL, which provides services such as fast Internet, multimedia and video conferencing, data traffic and value-added services such as interactive mobile services that allow users to receive news or engage in simple banking transactions. Other revenue sources also include increased interconnection traffic from other operators using our fixed-line network. In addition to the introduction of new services in recent years, we continue to develop new products and services, such as new data services for business customers, broadband services, enhanced communication services and new equipment and voice packages, in order to attract and retain customers, particularly business customers, and to stimulate usage of our fixed and wireless telecommunications network. We are also investing in new infrastructure and technologies to enable us to introduce new products and services. We expect that these strategic initiatives will require substantial expenditures and commitment of human resources. Although these initiatives are core to our strategy, we may be unable to introduce commercially these new products and services, and even if we introduce them, there can be no assurance they will be successful.

Our business will be adversely affected if we are unable to successfully implement our business plans, particularly in light of the Merger. Factors beyond our control may prevent us from successfully implementing our strategy.

Following the change in control of Old Telecom Italia in late 2001, we adopted our 2002-2004 Industrial Plan (the “Industrial Plan”) and established priorities for this three year period. The main objectives were to:

•	Strengthen competitive capabilities;

•	Improve cost efficiency; and

•	Strengthen the financial structure.

Significant portions of the Industrial Plan were completed during 2002 and 2003, particularly the sale of non-core assets and debt reduction. We also took steps to strengthen our competitive position in our core Italian domestic market through the introduction of new products and tariff packages and our focus on lowering costs through the reduction of operating expenses and capital expenditures.

In connection with the Merger, we confirmed the objectives and guidelines of the Industrial Plan and stated that we had established certain targets, which include strict limits on capital expenditures and cost controls, together with further assets sales, to reduce the significantly higher levels of debt we have as a result of the Merger.

Factors beyond our control that could affect the further implementation and completion of the Industrial Plan and reaching our targets for the period 2004-2006 include:

•	our ability to manage costs;

•	our ability to attract and retain highly-skilled and qualified personnel;

•	our ability to divest additional non-core businesses and the adequacy of the returns of such divestitures;

•	our ability to leverage on our core skills with particular focus on Latin America mobile and international broadband operations;

•	difficulties in developing and introducing new technologies, managing innovation, providing value-added services and increasing usage of our networks;

•	our ability to manage the fixed to mobile substitution trends;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of our services and increasing competition;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations; and

•	the success of new “disruptive” technologies that could cannibalize fixed and mobile revenues.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services businesses, are subject to significant extensive regulatory requirements in Italy and our international operations and investments are subject to regulation in their host countries. In Italy, we are the only operator subject to universal service obligations, which requires us to provide:

•	fixed line public voice telecommunications services in non-profitable areas;

•	subscriber information services at affordable prices; and

•	public payphones.

In addition, the Italian regulator responsible in Italy for the regulation of the telecommunications, radio and television broadcasting sector (the “National Regulatory Authority”) has identified the Company as an operator having significant market power in all relevant markets. As a result, we are, or will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct our business in a transparent and non-discriminatory fashion;

•	a requirement to have our prices for fixed voice telephony services and Reference Interconnection Offer, the tariff charged to other operators to utilize our network, subject respectively to a price cap and a network cap mechanism. This cap mechanism places certain limits on our ability to change our prices for certain services; and

•	a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-oriented prices. These services include allowing other operators to connect to our network and transport traffic through the network as well as offering certain services related to our local access network, or local loop, on an unbundled basis to these other operators to enable these operators directly to access customers connected to the network by leasing the necessary components from us.

As a member of the EU, Italy is required to adapt its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002 which has been effective in Italy since September 2003. The implementation of these revised telecommunications regulations and possible future decisions relating thereto may change the regulatory environment in a manner adverse to us. Please see “Item 4. Information on the Telecom Italia Group—Regulation” in this report for more information on the regulatory requirements to which we are subject.

We are unable to predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. In addition, changes in tax laws in countries in which we operate could adversely affect our results of operations. Finally, decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations in Italy and in other countries where we operate.

We may not achieve the expected return on our significant investments and capital expenditures made in Latin America due to the competitive environment in these markets.

In recent years we have repositioned our international strategy, sold significant non-core international assets, and elected to focus our international strategy on:

•	consolidating our international presence in Latin America;

•	developing our international investments in high-growth market segments, such as wireless, data and internet (broadband);

•	strengthening our role of strategic partner in existing investments by increasing the transfer of our technological expertise and marketing know-how; and

•	rationalizing our existing international portfolio by divesting minority participations in non-strategic geographical markets.

As a result of this change in strategy, in the 2002-2003 period we divested certain of our most significant European assets such as BDT (Bouygues Decaux Telecom), Autel (Mobilkom Austria), Telekom Austria, 9Telecom group and Auna and we are still seeking to divest certain international non-strategic assets. In addition, certain investments which were made during the 1999-2001 period declined significantly in value resulting in write-downs and asset impairments which materially adversely affected our results of operations in 2001 and 2002, with a lesser impact in 2003. We will continue to target our international investments in Latin America, particularly mobile telecommunications in Brazil, European broadband and mobile telecommunications in selected markets. These investments will require significant capital expenditures and there can be no assurance that we will be able to achieve a return on our investments in markets where we have previously suffered losses and writedowns.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development of new technologies may render such services non-competitive. We make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may not prove to be commercially successful. In addition, we may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base.

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries.

Our business is dependent on general economic conditions in Italy, including levels of interest rates, inflation and taxes. A significant deterioration in these conditions could adversely affect our business and results of operations. We may also be adversely affected by political and economic developments in other countries where we have made significant investments in telecommunications operators. Some of these countries have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments. We have had investments in Turkey, Argentina and Brazil in recent years in which we have had to take significant write-downs in value due to political and economic developments in those countries. A significant additional risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent us from receiving profits from, or from selling our investments in, these countries.

Fluctuations in currency exchange and interest rates may adversely affect our results.

Because we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside the euro zone, particularly in Latin America, movements in the exchange rates of the euro against other currencies can adversely affect our revenues and operating results. A rise in the value of the euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position. In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the euro, principally the U.S. dollar. Accordingly, the value of those liabilities will be affected by fluctuations of the currencies of the countries in which we operate against the currency in which the financing is denominated. We generally enter into a number of forward currency transactions, swaps and options to manage foreign currency risk exposure with respect to our non-euro denominated liabilities. However, we can give no assurances that we will be successful in managing foreign currency risk exposure, taking into consideration that appropriate foreign currency swaps and options may not be available as needed on the relevant financial markets. In recent years reported results of our Latin American operations have been adversely affected by changes in local currencies against the euro. During 2003, in particular, the strengthening of the euro against local currencies in Latin America adversely affected our reported revenues in euro by €641 million.

Our total gross financial debt at year end 2003 was €41,465 million (€40,631 million at year end 2002) and included borrowings of €5,274 million relating to the cash out for the Merger. Although our total interest payable has decreased as the result of average debt exposure reduction and of interest rate fluctuations our exposure of total debt subject to floating interest rates increased as a result of the Merger. We enter into derivative transactions to hedge our interest exposure and to diversify debt parameters in order to reduce debt cost and volatility within predefined target boundaries. However, we can give no assurance that fluctuations in interest rates will not adversely affect our results of operations.

We may not realize the benefits of our investment in UMTS licenses and related capital expenditures.

Through our mobile businesses, we have acquired two third generation mobile telephone, or UMTS, licenses to commence operations of UMTS services in Italy and Greece. Our Italian mobile company, TIM, committed to pay €2,417 million for its license, with €2,066 million paid in December 2000 and three installments of €117 million paid in November 2001, November 2002 and December 2003, for its UMTS license in Italy and, through its subsidiary STET Hellas, a further €145 million for a UMTS license in Greece (of which approximately €101 million has already been paid). The size of the market for UMTS products and services is unknown and may fall short of the industry’s expectations. We cannot be certain that the demand for such services will justify the related costs. In some locations, we have made investments, although required under the licenses, which may not be commercially desirable. In addition, we have a number of significant competitors in each of these geographic markets planning to offer these services.

We will be rolling out the UMTS networks, together with our competitors, in compliance with the terms and conditions of our respective licenses. Given the substantial costs of upgrading our existing networks to support UMTS and the uncertainty regarding the commercial adoption of UMTS, we may not be able to recoup our investment according to our estimates, if at all. The commercial success of UMTS will also depend on handset availability and their price. We have entered into and intend to enter into arrangements with other operators to share the costs and infrastructure of our planned UMTS networks. However, we cannot give any assurance that we will succeed in concluding the necessary agreements with other operators on satisfactory terms. Moreover, while network sharing is intended to reduce costs, we cannot give any assurance that this will be the case or that we will be able to make such network sharing work commercially or technically.

The mobile telecommunications market in Italy has matured and become saturated in recent years and growth has slowed significantly which means our revenues may not grow as rapidly as in the past.

In recent years, our consolidated revenues have grown or remained stable in large part because of the rapid growth in the mobile communications business which has offset flat or declining revenues in our Italian fixed line business. This growth has been driven largely by the rapid expansion of the mobile telecommunications market in Italy. However, as a result of this growth, the Italian market is approaching saturation levels, with penetration rates now around 99%. TIM’s domestic market share has remained relatively stable at approximately 46% in the past two years so revenue growth is no longer driven by the rapid subscriber growth which TIM experienced in the 1998-2001 period.

Continued growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors, including consolidation, tariff reductions and handset subsidies;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and the attractiveness of these to customers;

•	the success of new disruptive technologies;

•	customer usage habits;

•	general economic conditions; and

•	health risks or safety concerns associated with mobile telephones and transmission equipment.

If the mobile telecommunications markets in which we operate do not continue to expand, or we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed.

Devaluations of telecom assets and write-downs could adversely affect our financial condition and results of operations.

In the past three years the market for telecom stocks and credit ratings of market participants, as well as our ongoing review and refinement of our business plan, has resulted in substantial impairment write-downs of our assets which materially adversely affected our results of operations in 2001 and 2002. There can be no assurance that similar events in the future may not result in further substantial impairment write-downs from assets. Accounting standards relating to asset valuations and impairment may be refined to require the use of new criteria or methodology. Beginning in fiscal year 2002, under U.S. GAAP, we tested goodwill for impairment pursuant to SFAS 142 “Goodwill and Other Intangible Assets”. In accordance with the provisions of SFAS 142, goodwill is no longer amortized, but is subject to annual impairment tests based on fair value. An interim assessment of goodwill may be necessary if an impairment indicator indicates that the fair value of a reporting unit may have decreased. Future changes in the fair value of our business units could adversely affect our U.S. GAAP results and financial conditions.

We may be adversely affected if we fail to successfully implement our Internet and broadband strategy in Italy and internationally.

The introduction of internet and broadband services are an important element of our growth strategy and means to increase the use of our networks in Italy and expand our operations outside of Italy, particularly in Europe. Our strategy is to replace the mature, traditional voice services with value added contents and services to consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:

•	Internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences;

•	broadband penetration in Italy and other European countries does not grow as we expect;

•	competition increases, for reasons such as the entry of new competitors, consolidation in the industry or technological developments introducing new platforms for internet access and/or internet distribution or other operators can provide broadband connections superior to that we can offer; and

•	we experience any network interruptions or related problems with network infrastructure.

Outside of Italy our ability to implement this strategy will depend on whether we are able to acquire assets or networks or utilize networks of incumbent operators that will allow us to offer such services.

Any of the above factors may adversely affect our business and results of operations.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

Our technical infrastructure (including our network infrastructure for fixed-line and mobile telecommunication services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our reputation.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

Various reports have alleged that certain radio frequency emissions from wireless handsets and transmission equipment may be linked to various health concerns and may interfere with various electronic devices. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future. Our mobile communications business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability.

In addition, although Italian law already requires strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services.

As a result of the Merger of Old Telecom Italia and Olivetti we remain highly leveraged.

Under Italian GAAP, our gross financial debt was €41,465 million at December 31, 2003, compared with €40,631 million at December 31, 2002, and our total net financial debt was approximately €33,346 million as of December 31, 2003 compared with €33,399 million at December 31, 2002. See Note 9 of Selected Financial and Statistical Information which reconciles our net financial debt to our gross debt. The amounts at December 31, 2003 take into account the Merger, including indebtedness of €5.3 billion incurred to finance the withdrawal rights and the tender offers which were part of the overall Merger transaction. We were able to maintain our overall gross and net financial debt levels after giving effect to the €5.3 billion described above due to:

•	significant cash flow generation by our core businesses as well as by our focus on the management of working capital, and

•	net proceeds from disposals completed during 2003 used to reduce outstanding debt which offset the borrowings needed for the cash out for the Merger.

By the end of 2004, we are targeting to reduce our net financial debt below €30 billion principally through cash flow generation. There can be no assurance that factors beyond our control, including but not limited to deterioration in general economic conditions, will not significantly affect our ability to reduce such debt.

In 2005 we will be obliged to adopt International Financial Reporting Standards (“IFRS”) which will impact our financial results as they differ in significant respects from Italian GAAP.

We currently prepare our financial statements in accordance with Italian GAAP. In June 2002, the Council of Ministers of the EU adopted new regulations requiring all listed EU companies, including us, to apply IFRS (previously known as “International Accounting Standards” or “IAS”) in preparing their consolidated financial statements from January 1, 2005. Because IFRS emphasizes the measure of the fair value of certain assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, goodwill and intangible assets, employee benefits and financial instruments, accounting for share-based payments, long-term assets and business combinations. Because our financial statements prepared in accordance with IFRS will differ from our financial statements prepared in accordance with Italian GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected. Please see “Item 5. Operating and Financial Review and Prospects—Adoption of International Accounting Standards”.

EXCHANGE RATES

We published our consolidated financial statements in euros. References to “€”, “euro” and “Euro” are to the euro, the single unified currency that was introduced in Italy and 10 other member states of the European Union on January 1, 1999. References to “lire”, “lira” and “Lit.” are to Italian lire, the former Italian non-decimal denomination of the euro, and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars, the currency of the United States. The exchange rate at which the lira was irrevocably fixed against the euro is Lit.1,936.27 = €1.00.

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00 = U.S.$1.2210, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 1, 2004. These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the legacy currencies of any of the Member States.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 1999 to 2003 and for the beginning of 2004 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period End
1999	1.1812	1.0016	1.0588	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004 (through June 1, 2004)	1.2853	1.1801	1.2265	1.2210

Monthly Amounts
December 2003	1.2597	1.1956	1.2284	1.2597
January 2004	1.2853	1.2389	1.2638	1.2452
February 2004	1.2848	1.2426	1.2640	1.2441
March 2004	1.2431	1.2088	1.2261	1.2292
April 2004	1.2358	1.1802	1.1989	1.1975
May 2004	1.2274	1.1801	1.1989	1.1975
June 2004 (through June 1, 2004)	1.2210	1.2210	1.2210	1.2210

(1)	Average of the rates for the last business day of each month in the relevant period except for 2004 for which the date used is June 1, 2004.

The shares and savings shares of Old Telecom Italia and the shares of Olivetti have traded on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro since January 4, 1999. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the Savings Shares and the price of the American Depositary Shares (“ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends were paid by Old Telecom Italia and Olivetti in lire until 2001 (Olivetti paid no dividend in 2001) and in euro starting from 2002 (Olivetti paid no dividend in 2002). Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Shares and Savings Shares. See “Item 10. Additional Information—Description of American Depositary Receipts”.

On completion of the Merger, Telecom Italia (formerly Olivetti) became a successor registrant to Old Telecom Italia under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and, therefore, became subject to and continues to file periodic reports under the 1934 Act required for a foreign private issuer. Telecom Italia (formerly Olivetti) obtained a listing of the Shares and Savings Shares issued at completion of the Merger, on the NYSE where such Shares and Savings Shares trade in the form of ADSs.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The Merger of Old Telecom Italia with and into Olivetti became effective on August 4, 2003. Olivetti was the surviving company in the Merger (and changed its name to Telecom Italia S.p.A.), and succeeded to the business of Old Telecom Italia.

As a result of the Merger, the summary selected financial data set forth below are consolidated financial data of Olivetti, not Old Telecom Italia, and are presented on the following basis:

•	the Telecom Italia Group’s selected financial data as of and for the year ended December 31, 2003 have been extracted or derived from the consolidated financial statements of the Telecom Italia Group prepared in accordance with Italian GAAP and which have been audited by Reconta Ernst & Young S.p.A. independent auditor;

•	the Telecom Italia Group’s selected financial data as of and for each of the years ended December 31, 2002, 2001, 2000 and 1999 have been extracted or derived (other than the 2000 pro forma data) from the Olivetti Group’s consolidated financial statements prepared in accordance with Italian GAAP and which have been audited by the following independent auditors: Reconta Ernst & Young S.p.A. (for the years ended December 31, 2002 and 2001), PricewaterhouseCoopers S.p.A. (for the years ended December 31, 2000 and 1999); and

•	the summary historical consolidated financial data for the Telecom Italia Group as of March 31, 2004, and for the three months ended March 31, 2004 and 2003, have been derived from unaudited interim consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the entire year.

Unless otherwise indicated, amounts presented are based on Italian GAAP. The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,						Three Months ended March 31,
	1999(1)	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2003(1)	2004(1)
	(millions of Euro, except per share amounts)						(Unaudited)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	28,207	30,116	28,374	32,016	31,408	30,850	7,291	7,418
Other income	512	483	459	476	504	345	69	58

Total revenues	28,719	30,599	28,833	32,492	31,912	31,195	7,360	7,476

Cost of materials	3,689	3,058	2,931	2,640	2,315	2,081	415	452
Salaries and social security contributions	5,231	5,245	4,965	4,919	4,737	4,303	1,115	1,033
Depreciation and amortization(3)	6,013	6,946	6,509	7,612	7,227	6,779	1,653	1,590
Other external charges	9,612	11,136	10,476	12,687	12,188	11,934	2,813	2,813
Changes in inventories	(79)	(318)	(296)	92	62	114	(18)	(44)
Capitalized internal construction costs	(1,066)	(912)	(831)	(583)	(675)	(805)	(145)	(156)

Total operating expenses(3)	23,400	25,155	23,754	27,367	25,854	24,406	5,833	5,688

Operating income(3)	5,319	5,444	5,079	5,125	6,058	6,789	1,527	1,788

Financial income	1,468	1,202	1,162	1,446	1,569	992	288	292
Financial expense(3)	(2,252)	(3,857)	(3,648)	(6,559)	(4,647)	(3,256)	(940)	(722)

Of which write-downs and equity in losses in affiliated and other companies, net	(569)	(1,037)	(1,025)	(1,771)	(487)	(91)	(82)	(14)
Other income and (expense), net	5,667	135	165	(3,109)	(5,496)	(1,083)	(7)	(14)

Income (loss) before income taxes and minority interests	10,202	2,924	2,758	(3,097)	(2,516)	3,442	868	1,344
Income taxes	(3,207)	(1,923)	(1,813)	(579)	2,210	(1,014)	(713)	(809)

Net income (loss) before minority interests	6,995	1,001	945	(3,676)	(306)	2,428	155	535
Minority interests	(2,056)	(1,941)	(1,885)	586	(467)	(1,236)	(552)	(258)

Net income (loss)	4,939	(940)	(940)	(3,090)	(773)	1,192	(397)	277

Net income (loss) per Share(4)	1.03	(0.20)	(0.20)	(0.36)	(0.09)	0.07	(0.05)	0.01
Dividends per Share	0.0310	0.0350	0.0350	—	—	0.1041 (5)	—	—
Dividends per Savings Share	0.1937	—	—	—	—	0.1151 (5)	—	—
Dividends per Preferred Shares	0.0362	—	—	—	—	—	—	—

	Year ended December 31,
	1999(1)	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)
	(millions of Euro, except per share amounts)
Amounts in accordance with U.S. GAAP:
Total revenues	—	—	—	30,849	30,432	30,519
Operating income	—	—	—	3,661	7,225	8,095
Net income (loss) before minority interests, discontinued operations and cumulative effect of accounting changes	—	—	—	(2,932)	6,231	3,135
Minority interests	—	—	—	18	(3,016)	(1,523)
Net income (loss) from discontinued operations	—	—	—	(1,112)	(1,259)	250
Cumulative effect of accounting changes, net of tax	—	—	—	20	—	(21)
Net income (loss)	—	—	—	(4,006)	1,956	1,841
Net income (loss) per Share before discontinued operations and cumulative effect of accounting changes—Basic	—	—	—	(0.85)	0.79	0.18
Net income (loss) per Share before discontinued operations and cumulative effect of accounting changes —Diluted	—	—	—	(0.85)	0.79	0.18
Net income (loss) per Share from discontinued operations—Basic	—	—	—	0.01	0.00	0.00
Net income (loss) per Share from discontinued operations—Diluted	—	—	—	0.01	0.00	0.00
Net income (loss) per Share from cumulative effect of accounting changes—Basic	—	—	—	0.01	0.00	(0.00)
Net income (loss) per Share from cumulative effect of accounting changes—Diluted	—	—	—	0.01	0.00	(0.00)
Net income (loss) per Share—Basic(6)	—	—	—	(1.17)	0.48	0.20
Net income (loss) per Share—Diluted(6)	—	—	—	(1.17)	0.48	0.20

	As of December 31,						As of March 31,
	1999(1)	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)
	(millions of Euro)						(Unaudited)
Balance Sheet Data in accordance with Italian GAAP:
Total current assets(3)	15,892	21,097	20,957	23,417	22,597	22,498	22,082
Fixed assets, net	23,865	23,776	21,072	22,097	19,449	18,324	17,977
Intangible assets, net(3)	28,006	39,528	39,062	39,045	34,412	33,853	33,474
Total assets	75,526	95,360	91,832	94,227	83,384	80,501	79,537
Short-term debt	6,000	16,927	16,536	9,072	6,827	10,613	6,863
Total current liabilities	20,099	30,179	29,207	22,984	20,385	23,373	19,222
Long-term debt	24,291	27,485	25,950	37,747	33,804	30,852	33,071
Total liabilities	49,216	63,994	61,304	67,874	62,760	59,912	58,358
Total stockholders’ equity before minority interest	9,549	13,856	13,856	12,729	11,640	16,092	16,390
Total stockholders’ equity	26,310	31,366	30,528	26,353	20,624	20,589	21,179

Amounts in accordance with U.S. GAAP:
Total current assets	—	—	—	22,786	21,599	21,342	—
Fixed assets, net	—	—	—	24,331	21,503	21,593	—
Intangible assets, net	—	—	—	45,880	41,170	58,479	—
Total assets	—	—	—	103,588	92,911	108,093	—
Total current liabilities	—	—	—	22,725	18,599	23,196	—
Long-term debt	—	—	—	43,117	38,375	32,586	—
Total liabilities	—	—	—	76,436	68,314	67,946	—
Stockholders’ equity(7)	—	—	—	13,612	15,224	35,067	—

	As of December 31,						As of March 31,
	1999(1)	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2003(1)	2004(1)
							(Unaudited)
Financial Ratios in accordance with Italian GAAP:
Gross operating margin (Gross operating profit/operating revenues)(%)(8)	43.0	43.6	43.1	42.7	44.6	46.3	45.4	47.1
Operating income/operating revenues (ROS) (%)	18.9	18.1	17.9	16.0	19.3	22.0	20.9	24.1
Net debt/Net invested capital (debt ratio)(%)(9)	51.0	54.5	53.9	59.3	61.8	61.8	60.7	59.2
Ratio of Earnings to fixed charges(10)	11.82	2.76	2.87	0.58	0.21	2.55	2.59	3.56

Financial Ratios in accordance with U.S. GAAP:
Ratio of Earnings to fixed charges(10)	—	—	—	0.71	2.15	3.02	—	—

Statistical Data:
Subscriber fixed lines in Italy (thousands)(11)	26,502	27,153	27,153	27,353	27,142	26,596	27,107	26,429
ISDN equivalent lines in Italy (thousands)(12)	3,049	4,584	4,584	5,403	5,756	6,027	5,888	6,008
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(13)	—	—	—	390	850	2,200	1,100	2,800
Voice Offers in Italy—(thousands)(14)	—	—	—	4,094	5,224	5,547	5,392	5,546
Network infrastructure in Italy:
- access network in copper (millions of km—pair)	103.4	104.0	104.0	104.3	104.3	105.2	104.3	105.2
- access network and transport in fiber optics (millions of km of fiber optics)	2.9	3.1	3.1	3.2	3.6	3.6	3.60	3.65

Network infrastructure abroad:
- european backbone (km of fiber optics)	—	36,600	36,600	36,600	36,600	39,500	36,600	39,500
TIM lines in Italy (thousands)(15)	18,527	21,601	21,601	23,946	25,302	26,076	25,657	26,036
TIM group foreign lines (thousands)(16)	4,788	7,637	7,637	10,923	13,809	18,438	14,514	21,601
TIM group lines total (Italy + foreign in thousands)(16)	23,315	29,238	29,238	34,869	39,111	44,514	40,171	47,637
GSM penetration in Italy (% of population)	99.2	99.6	99.6	99.7	99.8	99.8	99.8	99.8
E-TACS penetration in Italy (% of population)	97.9	98.0	98.0	98.0	98.0	97.9	97.9	97.9
Page views Virgilio (millions)	505	2,218	2,218	3,945	5,267	6,612	1,641	1,905
Group’s employees (at period-end)	129,073	120,973	113,475	116,020	106,620	93,187	104,379	93,036
Group’s employees (average number)	128,603	131,266	123,994	113,974	107,079	95,804	99,982	89,083
Operating revenues/Group’s employees (average number) (thousands)	219.3	229.4	228.8	280.9	293.3	322.0	72.9	83.3

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

(2)	The 2000 unaudited pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.
(3)	Beginning in 2003, Telecom Italia changed the manner in which it accounts for bond issuance expenses including them under current assets (prepaid expenses). Previously, such costs were included in Intangible assets, net. Consequently this change also impacted certain statement of operations items. As a result of this change, the previous periods have been reclassified and presented consistent with the 2003 presentation.
(4)	Net income per Share in 1999 is calculated on the basis of 4,812,541,305 shares outstanding, of which 4,721,387,429 Shares, 15,221,888 Preferred Shares and 75,931,988 Savings Shares (net of 2,697,500 Shares of treasury stock acquired from employees in the prior years). Net loss per Share in 2000 is calculated on the basis of 4,700,065,553 Shares outstanding, net of 214,628,828 Shares of treasury stock of which 2,697,500 Shares were held by the Company and 211,931,328 Shares were held by its subsidiary Olivetti International S.A..

Net loss per Share in 2001 is calculated on the basis of 8,569,072,736 Shares outstanding, net of 214,628,828 Shares of treasury stock held by the Company and by its subsidiary Olivetti International S.A.. Net loss per Share in 2002 is calculated on the basis of 8,630,610,804 Shares outstanding, net of 214,628,828 Shares of treasury stock.

Net income per Share in 2003 is calculated on the basis of 15,996,955,942 shares outstanding, of which 10,201,034,873 Shares and 5,795,921,069 Savings Shares; the 10,201,034,873 Shares outstanding are net of 101,208,867 Shares of treasury stock already held by the Company and its subsidiary Olivetti International S.A. resulting from the redistribution of the share capital in connection with the Merger.

The significant changes in share capital compared with the end of 2002 were mainly due to the Merger of Old Telecom Italia into Olivetti, effective from August 4, 2003, which provided for an exchange ratio of 7 Olivetti ordinary shares, par value €1 each, for every ordinary share of Old Telecom Italia, par value €0.55 each, and 7 Olivetti savings shares, par value €1 each for every savings share of Old Telecom Italia, par value €0.55 each. From August 4, 2003, the Shares and Savings Shares of Telecom Italia were issued as a result of the Merger. The change in the number of issued shares in the year 2003 can be analyzed as follows:

•	until August 4, 2003: (a) issuance of 11,361,740 ordinary shares of which 11,137,324 ordinary shares were issued on conversion of “Olivetti 1.5% 2001-2010 convertible bond with redemption premium”, 141,134 ordinary shares were issued on the exercise of “Olivetti 2001-2002 ordinary share warrants” and 83,282 ordinary shares were issued on the conversion of “Olivetti 1.5% 2001-2004 convertible bond with redemption premium”; (b) cancellation of 10,958,057 ordinary shares following the exercise of withdrawal rights of dissenting shareholders as permitted in accordance with the terms of the Merger; (c) cancellation of the remaining 8,845,643,315 ordinary shares (including 214,628,828 treasury shares), par value €1 each, to be replaced by new Shares;

•	on and after August 4, 2003: (a) issuance of 10,287,061,839 new Shares, par value €0.55 each (including 101,208,867 treasury shares), and 5,795,921,069 new Savings Shares, par value €0.55 each, in substitution for the cancelled shares; (b) issuance of 15,181,901 new Shares, of which 11,009,743 shares were issued on the exercise of “ex Telecom Italia 1999 Stock Option Plan”, 4,028,290 shares were issued on the conversion of “Olivetti 1.5% 2001-2010 convertible bonds with redemption premium” and 143,868 shares were issued on the conversion of “Olivetti 1.5% 2001-2004 convertible bonds with redemption premium”.

For more details on changes in stockholders’ equity for the years ended December 31, 2001, 2002 and 2003, respectively, please see page F-6, “Telecom Italia S.p.A. Statements of Consolidated Stockholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003” of our Consolidated Financial Statements included elsewhere herein.

The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Shares; until July 2000 the par value of ordinary, savings and preferred shares was Lire 1,000 per share. Furthermore, the Extraordinary Shareholders’ Meeting of Telecom Italia (formerly Olivetti S.p.A.) held on July 4, 2000 approved the conversion of 15,221,888 preferred shares and 78,629,488 savings shares, at par value, into an equal number of ordinary shares. Approval was also given during the same Extraordinary Shareholders’ Meeting to the free of charge share capital increase by utilizing unrestricted reserves, increasing the par value from Lire 1,000 to Lire 1,936.27 (corresponding to Euro 1) of all the ordinary shares (both issued ordinary shares and shares that would have been issued in the future by implementing the resolutions previously passed with regard to conversion of bonds and the exercise of warrants), with the concurrent redenomination of share capital in Euro. Finally, following the Merger, effective from August 4, 2003, the

Telecom Italia share capital consists of Shares and Savings Shares. Net income per Savings Share was €1.04 in 1999, €0.08 in 2003 and €0.02 in the first quarter of 2004.

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2003, were clipped on May 24, 2004, and such dividends for the year ended December 31, 2003 were payable from May 27, 2004.
(6)	In accordance with U.S. GAAP, the Net income (loss) per Share has been calculated using the two class method, since the Company has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Shares was 3,424,694,178 for the year ended December 31, 2001 and 4,054,375,543 for the year ended December 31, 2002 and the weighted average number of Shares and Savings Shares was 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. The calculations take also into account that 2001 and 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Shares was €1 per share, and that in 2003, after the Merger, the par value of Shares and Savings Shares was reduced to €0.55 per share. In addition, in accordance with U.S. GAAP, net income (loss) per Savings Share—Basic was €0.21 in 2003.
(7)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interest. See Note 27 of Notes to Consolidated Financial Statements included elsewhere herein.
(8)	Gross Operating Profit was €12,131 million, €13,117 million, €12,216 million, €13,655 million, €14,015 million and €14,280 million in each of 1999, 2000 (historical), 2000 (pro forma), 2001, 2002 and 2003, respectively. Gross Operating Profit was €3,308 million and €3,494 million in the three months ended March 31, 2003 and 2004, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors and is consistent with how we present ourselves to the analyst community. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,						Three months ended March 31,
	1999	2000	2000 pro forma (Unaudited)	2001	2002	2003	2003	2004
	(millions of Euro)						(Unaudited)
Operating income	5,319	5,444	5,079	5,125	6,058	6,789	1,527	1,788
Depreciation and Amortization	6,013	6,946	6,509	7,612	7,227	6,779	1,653	1,590
Other external charges: (*)
• Provision for bad debts	416	495	412	448	546	471	75	51
• Write-downs of fixed assets and intangibles	88	48	48	17	58	6	—	1
• Provision for risk	263	154	143	389	114	70	32	12
• Other provisions and operating charges	522	417	388	431	466	485	83	106
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(490)	(387)	(363)	(367)	(454)	(320)	(62)	(54)

Gross Operating Profit	12,131	13,117	12,216	13,655	14,015	14,280	3,308	3,494

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of gross operating profit.

(9)	Net financial debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although net financial debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Therefore, we believe it is useful information for investors to receive and also is consistent with how we present ourselves to the analyst community. Net financial debt is calculated as follows:

	As of December 31,						As of March 31,
			2000 pro forma (Unaudited)
	1999	2000		2001	2002	2003	2004
	(millions of Euro)						(Unaudited)
Short-term debt, including current portion of long-term debt	6,000	16,927	16,536	9,072	6,827	10,613	6,863
Long-term debt	24,291	27,485	25,950	37,747	33,804	30,852	33,071

Gross debt	30,291	44,412	42,486	46,819	40,631	41,465	39,934
Cash and cash equivalents:
• Bank and postal accounts	(1,149)	(2,763)	(2,745)	(3,626)	(4,363)	(4,870)	(7,514)
• Cash and valuables on hand	(13)	(8)	(7)	(76)	(7)	(7)	(6)
• Receivables for securities held under reverse repurchase agreements	(133)	(1)	(1)	(4)	(56)	(60)	(12)
Marketable securities(*)	(1,749)	(2,909)	(2,759)	(3,616)	(1,927)	(2,719)	(1,456)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(232)	(1,210)	(1,210)	(894)	(995)	(826)	(446)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (long-term)	—	(328)	(328)	(705)	(511)	(307)	(265)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (short-term)	364	331	292	464	627	670	551

Net Financial Debt	27,379	37,524	35,728	38,362	33,399	33,346	30,786

(*)	In 1999, 2000, 2001 and 2002 data include Old Telecom Italia shares held by Olivetti.
(10)	For purposes of calculating the ratio of “earnings to fixed charges”:
•	“earnings” is calculated by adding:
•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries;
•	“fixed charges” (as defined below);
•	amortization of capitalized interest and issue debt discounts or premiums;
•	dividends from equity investees; and
•	equity in losses of equity investees;

and then subtracting:

•	capitalized interest for the applicable period; and
•	equity in earnings of equity investees.
•	“fixed charges” is calculated by adding:
•	interest costs (both expensed and capitalized);
•	issue costs and any original issue debt discounts or premiums; and
•	an estimate of the interest within rental expense for operating leases.

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the years ended December 31, 2001 and 2002 under Italian GAAP was €1,172 million and €2,037 million, respectively. The amount by which fixed charges exceeded earnings for the year ended December 31, 2001 under U.S. GAAP was €931 million.

(11)	Data include multiple lines for ISDN and exclude internal lines.
(12)	Data exclude internal lines.
(13)	Number of contracts. Broadband access contracts in Italy as of December 31, 2001, 2002 and 2003 were 390,000, 850,000 and 2,040,000, respectively, while as of March 31, 2003 and 2004 were 1,100,000 and 2,575,000, respectively.
(14)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.
(15)	Data refer to TACS and GSM services lines, including holders of Prepaid Cards.
(16)	The foreign lines include those of mobile telecom affiliates in Turkey and the Czech Republic.

Dividends

The determination of Telecom Italia’s future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to the Company’s earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time. Subject to the foregoing, Telecom Italia plans to maintain its dividend over the life of the 2004-2006 Industrial Plan at a level comparable to that paid out for 2003.

Dividends declared by Old Telecom Italia.    The following table sets forth the dividends per share and per savings share declared by Old Telecom Italia with respect to the last four fiscal years ended December 31, 1999, 2000, 2001 and 2002, respectively, and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares				Dividends on Savings Shares
Year ended December 31,	Euros per Share		U.S. dollars per Share(2)	(millions of euros)	Euros per Share		U.S. dollars per Share(2)	(millions of euros)
1999(1)	0.3099	(3)	0.29	1,638.10	0.3218	(3)	0.30	688.58
2000(1)	0.3125		0.27	1,643.93	0.3238		0.28	664.84
2001	0.3125	(4)	0.28	1,644.19	0.3237	(4)	0.29	662.33
2002	0.1357	(5)	0.13	713.47	0.1357	(5)	0.13	273.11

(1)	Dividends for 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit. 1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.
(3)	The per share amount paid with respect to the fiscal year ended December 31, 1999 includes the distribution to all shareholders of Old Telecom Italia of the dividends payable on 26,046,820 savings shares held in treasury on the date the dividend was paid. A total of approximately €3.12 million was also distributed from the statutory reserve in order to round up such per share amounts.
(4)	Approved at the Annual Meeting of Shareholders of Old Telecom Italia held on May 7, 2002. Old Telecom Italia’s dividend coupons for the year ended December 31, 2001 were clipped on May 20, 2002 and were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.
(5)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed and paid corresponding to a dividend of €0.1357 per Old Telecom Italia ordinary share and a dividend of €0.1357 per Old Telecom Italia savings share. Furthermore, the shareholders’ Meeting of Old Telecom Italia held on May 24, 2003 approved an additional dividend of €0.1768 per Old Telecom Italia ordinary share and €0.1878 per Old Telecom Italia savings share, payable from income and capital reserves.

Dividends declared by Telecom Italia (formerly Olivetti).    The following table sets forth the dividends per share, per savings share and per preferred share declared by Telecom Italia (Olivetti prior to the Merger) with respect to each of the last five fiscal years and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares			Dividends on Savings Shares			Dividends on Preferred Shares
Year ended December 31,	Euros per Share	U.S. dollars per Share(2)	(millions of euros)	Euros per Share	U.S. dollars per Share(2)	(millions of euros)	Euros per Share	U.S. dollars per Share(2)	(millions of euros)
1999(1)	0.0310	0.0289	148.92	0.1937	0.1807	15.23	0.0362	0.0338	0.55
2000(1)(3)	0.0350	0.0299	254.87	—	—	—	—	—	—
2001	0	0	0	—	—	—	—	—	—
2002	0	0	0	—	—	—	—	—	—
2003(4)	0.1041	0.1278	1,072.95	0.1151	0.1413	667.11	—	—	—

(1)	Dividends for 1999 and 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.
(3)	On July 24, 2000, the compulsory conversion of the Olivetti savings and preferred shares into Olivetti ordinary shares (approved by the Extraordinary Shareholders’ Meeting held on July 6, 2000) became effective.

(4)	Approved at the Annual Shareholders’ Meeting held on May 6, 2004. Pursuant to Italian Stock Exchange rules, dividends on the Shares and the Savings Shares are payable from the fourth business day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2003 were clipped on May 24, 2004, and were payable from May 27, 2004.

Payment of annual dividends is subject to approval by the holders of ordinary shares at the annual general shareholders’ meeting, which must be convened within 120 days after the end of the financial year to which it relates or, in case specific reasons arise, within 180 days, the reasons for the delay to be described in the annual report. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

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

Dividends in respect of Shares and Saving Shares held with Monte Titoli S.p.A (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—Description of Bylaws” and “—Description of Capital Stock”.

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

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Shares or Savings Shares. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives.

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

BUSINESS

Background

The legal and commercial name of the company is Telecom Italia S.p.A. The company is incorporated as a joint stock company under the laws of Italy. The duration of the company extends until December 31, 2100. The registered office and principal executive offices of Telecom Italia are at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951.

On July 18, 1997, Old Telecom Italia’s predecessor company was merged with and into STET—Società Finanziaria Telefonica—per Azioni (“STET”), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to “Telecom Italia S.p.A”. In November 1997, the Ministry of the Treasury of the Republic of Italy completed the privatization of Telecom Italia selling substantially all of its stake in the Old Telecom Italia Group through a global offering, and a private sale to a stable group of shareholders.

On May 21, 1999, Olivetti, through a tender offer, obtained control of the Old Telecom Italia Group when approximately 52.12% of Old Telecom Italia ordinary shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia S.p.A. (“Olimpia”) acquired a 28.7% stake in Olivetti which resulted in the replacement of the then boards of directors of Olivetti and Old Telecom Italia. Please see “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—The Olimpia Shareholders’ Agreements”.

On December 9, 2002, the Ministry of the Treasury sold its remaining stake in Old Telecom Italia ordinary and savings share capital.

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the “Merger”) with Olivetti as the surviving company changing its name to “Telecom Italia S.p.A”. Please see “—Merger with Olivetti”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Pirelli S.p.A. (“Pirelli”), Olimpia’s largest shareholder or Olimpia, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Since that date Olimpia has acquired additional shares through market purchases and Olimpia is currently the largest shareholder of Telecom Italia with approximately a 17% holding of Telecom Italia’s Shares.

The share capital of Olimpia is presently held by Pirelli, Edizione Finance International S.A. (hereinafter “Edizione”), UniCredito Italiano S.p.A. (“Unicredito”), Banca Intesa S.p.A. (hereinafter “Intesa”) and Hopa S.p.A. (“Hopa”) in the following respective proportions: 50.4%, 16.8%, 8.4%, 8.4% and 16%. For a discussion of the relationships between Olimpia’s shareholders relating to the Telecom Italia Group, please see “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—The Olimpia Shareholders’ Agreements”.

In January 2004, Hopa announced it had acquired a further 3.367% of Telecom Italia’s Shares, held, in part, directly (slightly over 0.1%, corresponding to 13,203,484 ordinary shares) and the remaining part through Holinvest S.p.A. (“Holinvest”), a company owned by Hopa (80.001%) and Olimpia (19.999%).

On April 6, 2004, Pirelli, pursuant to a call option agreement entered into with JPMorgan in November 2001, exercised its right to buy 47,155,300 Shares at an exercise price per share of €2.12. On April 15, 2004, Holinvest exchanged with JPMorgan Ltd. 95,606,875 of Telecom Italia’s convertible bonds for 46,343,969 Shares. After giving effect to the acquisition of the 47,155,300 Shares, Pirelli may be deemed to beneficially own 1,798,921,123 Telecom Italia Shares (including the 1,751,765,823 Telecom Italia Shares beneficially owned by Olympia), representing approximately 17.46% of the total number of Shares reported to be issued and outstanding.

A glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Annual Report can be found at the end of Item 4 of this Annual Report.

General

At the end of 2003, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 26.6 million subscriber fixed-lines installed (including ISDN) equivalent lines. Through our subsidiary TIM, we were also the largest mobile telecommunications operator in Italy and one of the largest in the world, with more than 44.5 million mobile lines which includes 26.1 million lines in Italy and more than 18.4 million outside Italy through controlled and associated companies of TIM (35.6 million lines in which we have an economic interest or proportionate lines). At December 31, 2003, we also had 6.6 million mobile lines (2.2 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services, internet services including broadband, and IT software and services. We also operate in the office products, IT office products and specialized applications for service automation in banking retail, gaming and public authorities services and specialized automation systems sector through Olivetti Tecnost.

Our international portfolio of subsidiaries and investments includes fixed and mobile telecommunications companies which operate mainly in Latin America and certain countries in Europe.

Significant Developments during 2003

Merger with Olivetti

Olivetti was established in Ivrea (Turin) in 1908 as a typewriter manufacturer. Over time, Olivetti shifted the focus of its core business from mechanical office products to electronic equipment, computers, IT systems and services and during the 1990s, to telecommunications. In May 1999, Olivetti and its subsidiary Tecnost S.p.A. (“Tecnost”) successfully made a joint tender offer for Old Telecom Italia which ultimately resulted in Olivetti obtaining a 54.94% controlling interest in Old Telecom Italia’s ordinary shares. The acquisition of Old Telecom Italia marked a major development in the transformation of Olivetti’s core businesses.

In May 2003, the shareholders of Olivetti and of Old Telecom Italia approved the Merger of Old Telecom Italia with and into Olivetti with Olivetti as the surviving company. The Merger was part of a strategic plan pursued by Olivetti, as majority owner of Old Telecom Italia, with the aim of focusing on core businesses, improving its corporate structure and reducing debt. Prior to the Merger and the cash tender offers described below, Olivetti had a 54.94% controlling interest in Old Telecom Italia which was Olivetti’s largest subsidiary (representing approximately 96.8% of its operating revenues in 2002). The Merger became effective on August 4, 2003, at which time Olivetti, as the surviving company, changed its name to “Telecom Italia S.p.A.”, succeeded to the 1934 Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the 1934 Act. Telecom Italia completed the listing of its Ordinary Share ADSs and Savings Share ADSs on the New York Stock Exchange concurrently with the completion of the Merger. Telecom Italia’s Shares and Savings Shares are also listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

In connection with the Merger, the following transactions occurred:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting held on May 26, 2003, benefited from a withdrawal right of €0.9984 per share (which was the arithmetic mean of the daily official share price of the Olivetti shares in the six months preceding the date the Merger resolution was adopted; such date was May 26, 2003). Olivetti shareholders were entitled to such a right by law due to the change in the corporate objectives of Olivetti which, following the completion of the Merger, changed its name to “Telecom Italia S.p.A.”. Olivetti shareholders exercised such right with respect to 10,958,057 shares representing 0.12% of the outstanding ordinary shares. Olivetti shareholders received an aggregate payment of €10,940,524 when the Merger became effective.

•

Voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares were made in connection with the Merger (although the cash tender offers were not made to savings shareholders in the United States). Olivetti tendered for 908,873,776 (17.3%) of Old Telecom Italia ordinary shares (including those represented by ADSs) and 354,560,274 (17.3%)

of the Old Telecom Italia savings shares. Olivetti acquired approximately 9.73% and 11.83% of the Old Telecom Italia ordinary shares and savings shares, respectively, through the cash tender offers. Aggregate consideration paid after the Merger became effective was €5,274 million.

In connection with financing the withdrawal right and the cash tender offers, Olivetti entered into a Term Loan Facility with a syndicate of banks pursuant to which it borrowed €5,274 million with respect to the above transactions. Olivetti also entered into a €6.5 billion Revolving Credit Facility to provide funds for working capital and general corporate purposes which replaced Old Telecom Italia’s €7.5 billion facility which was cancelled.

As a result of, and immediately after, the Merger, the proportionate ownership of Telecom Italia’s ordinary share capital by shareholders unaffiliated with Olimpia or its principal shareholder Pirelli increased substantially from 45.06% to 88.43% of Telecom Italia’s outstanding Ordinary Shares. Olimpia owned 11.57% of Telecom Italia’s ordinary share capital immediately following the Merger. On October 15, 2003, Olimpia announced that it had acquired an additional 266.3 million Ordinary Shares of Telecom Italia representing approximately 2.6% of Telecom Italia’s ordinary share capital. After such acquisition, Olimpia held approximately 14.16% of Telecom Italia’s ordinary share capital. The Olimpia Shareholders Meeting, held on November 13, 2003, approved a capital increase of up to €770 million, most of which (approximately €700 million) has been used to purchase Telecom Italia Ordinary Shares. Consequently, on December 18, 2003, Olimpia’s holding of Telecom Italia ordinary share capital increased to approximately 17%. Olimpia is Telecom Italia’s largest shareholder.

SEAT Spin-off and Sale

On April 1, 2003, the Board of Directors of SEAT approved the proposed proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”.

Effective as of August 1, 2003, the date of the spin-off, the corporate name of the remaining part of SEAT became “Telecom Italia Media S.p.A.”. The spin-off plan was approved by a SEAT extraordinary shareholders’ meeting held on May 9, 2003.

The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana. The spin-off created two independent companies, each focused on its core businesses. It was SEAT management’s view that SEAT operated in two broad market sectors that had increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape.

The first sector targeted advertising and telephone services, in which SEAT operated through its directories, directory assistance and business information segments, providing answers to queries via printed, online and telephone products and services. The second sector was traditional advertising and the internet, in which SEAT operated through its internet, TV and other business segments, primarily providing access and content services. In SEAT management’s view, both sectors presented interesting development prospects (including broadband access and digital TV).

The strategic objective of the spin-off was to allow SEAT’s businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The spin-off provided for the transfer to New SEAT of the following companies within the directories, directory assistance and business information business segments of SEAT:

•	Directories: Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL Group, Euro directory S.A..

•	Directories Assistance: Directories Assistance Seat Pagine Gialle division, Telegate Group, Telegate Holding GmbH, IMR S.r.l..

•	Business Information: Consodata S.A., Consodata Group Ltd (including Netcreations Inc., Pan Adress).

The other companies and business segments remained with Telecom Italia Media.

Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003, Old Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (Silver S.p.A.) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including the shares resulting from the exercise of the J.P. Morgan Chase put option for which Telecom Italia paid €2,272 million. The JPMorgan Chase put option relates to certain put/call arrangements entered into by Telecom Italia at the time of its original acquisition of SEAT. See Note 29 of Notes to Consolidated Financial Statements included elsewhere herein. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003. Taking into account New SEAT’s net financial indebtedness at the date of finalization of the sale (€648 million), the transaction allowed Telecom Italia to reduce its net financial consolidated debt by €3,681 million.

The agreements relating to the sale of Telecom Italia’s stake in New SEAT include Telecom Italia’s undertaking to provide, on an ongoing basis, Telecom Italia Media with the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The undertaking provides for Telecom Italia Media to have funds sufficient to meet such liabilities and that New SEAT be indemnified from potential liabilities vis-à-vis any creditors of Telecom Italia Media deriving from New Seat’s statutory joint liability for such obligations.

As a result of the sale, on July 31, 2003, Telecom Italia and Pagine Italia agreed not to execute the agreements reached in September 2002, regarding the purchase by Telecom Italia of the assets of the Pagine Utili directories. Telecom Italia agreed to pay €55 million to Pagine Italia in connection with the termination of such agreement.

Notes Issue

On October 10, 2003, as part of the plan to refinance short and long-term borrowings falling due, the Board of Directors of Telecom Italia authorized the establishment of a €10 billion Euro Medium Term Note Program (the “Euro MTN Program”). These notes will be issued, when market conditions permit, by Telecom Italia and/or its subsidiary Telecom Italia Finance, with a guarantee by Telecom Italia.

On the same date, the Board of Directors also approved the undertaking by Telecom Italia of a guarantee for the issue of notes to be placed with qualified institutional buyers principally in the United States of America pursuant to Rule 144A of the U.S. Securities Act of 1933, for a maximum amount of U.S.$4 billion. As a consequence of this resolution, on October 29, 2003, Telecom Italia Capital S.A. (a wholly-owned finance company of Telecom Italia) finalized the issue of fixed-rate multi-tranche notes in U.S.$, with a full and unconditional guarantee by Telecom Italia.

Such notes included:

•	Series A notes in the principal amount of U.S.$1 billion, with an annual fixed rate coupon of 4%, issue price of 99.953%, maturing November 15, 2008;

•	Series B notes in the principal amount of U.S.$2 billion, with an annual fixed rate coupon of 5.25%, issue price of 99.742%, maturing November 15, 2013;

•	Series C notes in the principal amount of U.S.$1 billion, with an annual fixed rate coupon of 6.375%, issue price of 99.558%, maturing November 15, 2033.

On December 18, 2003, as part of the plan referred to above, the Board of Directors passed a resolution to issue notes under the Euro MTN Program during 2004 up to an aggregate amount of €5.1 billion.

Disposition and Acquisition of Significant Equity Investments in 2003

Dispositions

Sale of Telekom Srbija.    On February 20, 2003, Telecom Italia International N.V. executed a Share Purchase Agreement, for the sale of its entire participation in Telekom Srbija, corresponding to 29% of the Telekom Srbija’ share capital for a total consideration of €195 million. The payment of the first tranche of €120 million was completed in June 2003 and the closing occurred on July 7, 2003. The shares will remain in an escrow account until full payment of the remaining €75 million, which constitutes the second tranche of the transaction, is made.

Dedalo project.    In January 2003, the Telecom Italia Group completed the early purchase of 12 property units (approximately 300,000 square meters) from Teleleasing S.p.A. that are leased by Telecom Italia S.p.A. and other Telecom Italia Group companies. The transaction involved a total financial payment of approximately €369 million by the entire Telecom Italia Group.

Following a binding offer by “Beny Steinmetz” Group through its subsidiary “Five Mounts Property” (FMP), on June 20, 2003, Telecom Italia formalized an agreement with “Lastra Holding B.V.” (FMP Group) for the transfer of most of the early purchased property units, with a sale price of €355 million. At that time Telecom Italia delivered executed lease agreements on the same units to guarantee their utilization.

On June 30, 2003, the property units were transferred into a vehicle company, “FMP Italy 1 s.r.l.”, 100% owned by Telecom Italia (“FMP Italy”). On July 21, 2003, the entire FMP Italy stake was transferred from Telecom Italia to “Lastra Holding B.V.” for €45,000. On the same date, Telecom Italia, TIM and Atesia received the purchase price for the property units from FMP Italy.

Acquisitions

Acquisition of Consodata shares.    On February 12, 2003, Seat Pagine Gialle acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A.—listed on the Paris Nouveau Marché stock exchange—after the founding shareholders’ exercised their option to sell, which was granted to them under an agreement made with previous Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of €44 per share—for a total of approximately €48.8 million—resulted in Seat Pagine Gialle acquiring a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%. Consodata was among the companies included in the business information business segment of SEAT which was spun-off and later sold.

Acquisition of HanseNet.    In September 2003, the acquisition from e.Biscom of 100% of HanseNet Telekommunikation GmbH (“HanseNet”), a broadband operator in the Hamburg area, was finalized by Telecom Italia for a total investment of €243 million. To this end, Telecom Italia had previously purchased the company Telecom Italia Deutschland GmbH which was used to purchase the entire investment in HanseNet.

Recent Developments during 2004

Sale of shares in Telekom Austria

On January 27, 2004, Telecom Italia International sold through a private placement agreement its remaining shares in Telekom Austria, representing 14.78% of Telekom Austria’s total share capital. Gross proceeds were €780 million (approximately €770 million, net of commissions paid to banks) realizing a net gain at the consolidated level of €62 million.

Sale of shares in Euskaltel

On January 16, 2004, a contract was signed with Araba Gertu S.A. for the sale, by Telecom Italia International, of a 3.1% stake in Euskaltel, the regional operator for cable TV and applied telecommunications for Basque countries, for a total price of €13.6 million. The closing took place on February 19, 2004, after the deadline had passed for the exercise of pre-emption rights on the shares held by the other shareholders. The pre-emption right was exercised by the shareholder, Iberdrola and, accordingly, the sale of the shares held by Telecom Italia International occurred through the signing of two separate contracts (149,231 shares sold to Araba Gertu for a consideration of €12.1 million and 18,719 shares sold to Iberdrola for a consideration of €1.5 million). Upon completion of the transaction, Telecom Italia International retained a 3% stake in Euskaltel.

TIM’s stake in Digitel

On April 19, 2004, TIM International agreed to settle several lawsuits between TIM International and all the other shareholders of Corporacion Digitel C.A. (“Digitel”). The lawsuits concerned the covering (which was performed in 2003) of losses for the fiscal year 2002. According to the terms of the settlement, TIM International agreed to acquire the shares held by all the other shareholders (corresponding to 32.88% of Digitel’s share capital) for U.S.$110 million. As a consequence of the settlement, TIM International will have total control of the Venezuelan company. The effectiveness of the settlement is subject to certain conditions, the most important of which are: the waiver by all the other shareholders to any further request or lawsuit against TIM/Digitel, and the dismissal of the arbitration proceeding initiated in New York (under the International Chamber of Commerce’s rules) between TIM International and Venconsul. The difference between the fair market value of the shares to be acquired and the acquisition price agreed to in the settlement has been covered by a reserve for risks and charges.

Decrease in share capital of Solpart Participaçoes (“Solpart”)

At the Extraordinary Shareholders’ Meeting of Solpart, the holding company of Brasil Telecom Partecipaçoes (“Brasil Telecom”), a provider primarily of fixed line telecommunications services in Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins, Distrito Federal (Brasilia) of Brazil, held on April 26, 2004, a capital reduction was approved amounting in the aggregate to $Reais 173,350,000.00 of which (i) $Reais 41,898,263.09 is to be proportionally reimbursed to the shareholders in cash and (ii) the proportionally delivery to the shareholders of 3,474,342,842 ordinary shares and 3,491,253,373 preferred shares of its affiliate Brasil Telecom Participaçoes. The valuation of the capital reimbursement through the delivery of shares was made on the basis of the weighted average price at the fixing of Sao Paulo’s Stock Exchange on April 23, 2004. The weighted average price was $Reais 17.65 based on the value of the trading lot (1,000 shares) for the ordinary shares, $Reais 19.52 for the same lot of preferred shares and $Reais 1,980,319.91 to cover previous period losses.

As a consequence of the events described under (i) and (ii) above, Telecom Italia International is entitled to receive $Reais 15,917,669.18 in cash, 1,319,945,886 ordinary shares and 1,326,370,406 preferred shares. The transaction will have no effect on the overall control of Brasil Telecom.

Agreement for the sale of GPP

On May 13, 2004, Telecom Italia Media reached an agreement with Wise Venture Sgr, the company that manages the Wisequity closed-end equity fund, in relation to the disposal of 100% of GPP S.p.A., the parent company of the publishing groups Quasar s.r.l., JCE S.p.A. and Faenza Editrice S.p.A..

The disposal of GPP S.p.A. represents yet another step in the process of rationalization of Telecom Italia Media’s asset portfolio. Following this transaction, Telecom Italia Media exits the professional publishing sector, which is not considered synergic with its core business.

The disposal is based on the assessment of the overall enterprise value of GPP S.p.A. valued at €14.6 million. The sale will improve the Group’s net financial standing by approximately €13.8 million. The transaction is expected to be completed within the first half of 2004.

Overview of the Telecom Italia Group’s Major Business Areas

The following is a chart of the Telecom Italia Group’s business units as of December 31, 2003:

The table below sets forth certain key data for each Business Unit.

		Wireline (1)(3)	Mobile	South America (4)	Internet and Media (5)	IT Market (3)	IT Group (3)		Olivetti Tecnost	Sub-total	Other activities and eliminations (3)(6)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2003 2002(2) 2001(2)	17,216 17,047 17,174	11,782 10,867 10,250	1,126 1,409 1,534	1,297 1,991 1,957	891 1,039 1,322	1,100 996 1,039		655 914 1,097	34,067 34,263 34,373	(3,217 (2,855 (2,357	) ) )	30,850 31,408 32,016

Gross operating profit (7)	2003 2002(2) 2 001(2)	8,255 7,951 7,730	5,502 5,039 4,760	400 450 527	322 593 444	84 114 181	96 98 198		40 59 27	14,699 14,304 13,867	(419 (289 (212	) ) )	14,280 14,015 13,655

Operating income	2003 2002(2) 2001(2)	4,969 4,677 4,338	3,786 3,358 3,136	137 146 187	63 232 31	58 64 133	(36 (40 51	) )	2 4 (26)	8,979 8,441 7,850	(2,190 (2,383 (2,725	) ) )	6,789 6,058 5,125

Capital expenditures	2003 2002(2) 2001(2)	2,302 2,475 2,842	1,957 1,715 3,151	130 216 406	102 81 175	30 39 33	174 149 139		20 35 62	4,715 4,710 6,808	179 191 423		4,894 4,901 7,231

Number of employees at the year end	2003 2002(2) 2001(2)	50,766 53,935 58,112	18,888 18,702 16,721	5,049 5,461 5,746	2,029 7,715 9,264	4,827 5,506 7,454	4,107 5,039 5,127		2,395 4,527 4,896	88,061 100,885 107,320	5,126 5,735 8,700		93,187 106,620 116,020

(1)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(2)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004, compared to March 31, 2003.”
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services and the staff functions.
(7)	See “Item 3. Key Information—Selected Financial and Statistical Information—Note 8”.

The following table sets forth, for the periods indicated, certain selected statistical data for the fixed-line, mobile and internet businesses.

	Year ended December 31,
	2001	2002	2003
Subscription and Customers:
Subscriber fixed-lines at period-end in Italy (thousands)(1)	27,353	27,142	26,596
Subscriber fixed-line growth per annum in Italy(%)	0.7	(0.8)	(2.0)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,403	5,756	6,027
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	390	850	2,200
Voice Offers in Italy—(thousands)(4)	4,094	5,224	5,547
Network infrastructure in Italy:
—access network in copper (millions of km—pair)	104.3	104.3	105.2
—access network and transport in fiber optics (millions of km of fiber optics)	3.2	3.6	3.6
Network infrastructure abroad:
—european backbone (km of fiber optics)	36,600	36,600	39,500
TIM lines in Italy at period-end (thousands)	23,946	25,302	26,076
TIM group foreign lines (at period-end, thousands)(5)	10,923	13,809	18,438
TIM group lines total (Italy + foreign, thousands)(5)	34,869	39,111	44,514
TIM lines in Italy growth per annum(%)	10.9	5.7	3.1
Average revenue in Italy per mobile line per month(€)(6)	29.1	28.8	29.1
Cellular penetration in Italy at period-end (TIM lines per 100 inhabitants)(%)	41.6	43.9	45.3
Cellular market penetration in Italy at period-end (lines for the entire market per 100 inhabitants)(%)	89.0	93.7	99.2
GSM penetration in Italy (% of population)	99.7	99.8	99.8
E-TACS penetration in Italy (% of population)	98.0	98.0	97.9

Retail Traffic(7):
Average minutes of use per fixed-line subscriber in Italy during period(8)	4,739	4,292	4,127
Of which:
Local traffic during period (in average minutes)(9)	3,575	3,198	2,971
Long-distance traffic during period (domestic and international) (in average minutes)	1,163	1,094	1,156
Total mobile outgoing traffic per month (millions of minutes)	1,795	1,960	2,090

Internet and Media:
Page Views Virgilio (millions)	3,945	5,267	6,612

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	Data exclude internal lines.
(3)	Number of contracts. Broadband access contracts in Italy as of December 31, 2001, 2002 and 2003 were 390,000, 850,000 and 2,040,000, respectively.
(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.
(5)	The foreign lines include those of the mobile telecommunications affiliates in Turkey and the Czech Republic. Our proportionate share results in total lines of 35.6 million as of December 31, 2003.
(6)	Including Prepaid Customers’ revenues and excluding equipment sales and including non—TIM customer traffic.
(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(8)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(9)	Including district and internet dial-up traffic.

Updated Business Plan and Strategy

Updated Business Plan

On March 25, 2004, we announced our 2004-2006 Industrial Plan (the “2004-2006 Industrial Plan”) and established our priorities. The main objectives are to:

•	consolidate our leadership in the domestic wireline market by increasing customer loyalty through innovative offers and stimulating the market for value added and broadband contents and services, with special reference to ADSL technology. ADSL is a telecommunications technology that permits the transmission of data and allows access to the Internet at very high speeds;

•	in the mobile market, increase traffic volumes and develop value added services in line with user expectations (MMS, or Mobile Multimedia Services, mobile TV, gaming, videostreaming, videotelephony) and leveraging on technology integration (GSM/EDGE/UMTS);

•	in the Internet and Media sector, continue the development of broadband services and portals and strengthen our television channels (La7 and MTV Italia) and launch Digital Terrestrial TV services;

•	expand our presence abroad in markets where we can capitalize on our marketing and technological know-how: in the mobile business, in Latin America and especially in Brazil and, in the wireline business, through the development of broadband services in Europe;

•	continue to manage our operations according to rigorous criteria of efficiency, relying on synergies deriving from the organizational model based on so-called “professional families” and service centers, cost control systems (completing the cost efficiency target), and the careful selection of investment projects, aimed primarily at fostering innovation and sustainable growth;

•	complete the cost efficiency targets of the 2002-2004 plan and further improve cost efficiency. At December 31, 2003, we had achieved 86% of the 2002-2004 announced target of cost reductions of €2.6 billion through the reduction of both operating expenses and capital expenditures; and

•	strengthen our financial structure through strong cash generation.

The 2004-2006 Industrial Plan takes into account the changes in the scope of consolidation (including the sale of New SEAT) and is substantially a confirmation of the plans which have been implemented by Olivetti and Old Telecom Italia since 2002. In addition to debt reduction, the Old Telecom Italia Group sought to strengthen its competitive position in its core domestic market and sustain profitable growth through the introduction of new products and services in its main business areas over the past two years.

Wireline

In Wireline, over the past two years a principal focus has been on broadband and loyalty programs. At the end of 2003, the customer base of broadband accesses was 2,040,000 in the domestic market and 160,000 in the European market (France, Germany and the Netherlands). New services for broadband Internet (Alice and Smart) have supported continued growth. New voice packages and innovative integrated solutions for business clients were also introduced.

The Telecom Italia Group’s wireline strategy continues to be driven by defense of market share in voice traffic, strong emphasis on data/internet growth and broadband contents and services development, and focus on obtaining continuing efficiencies and levels of capital expenditures.

In particular, we intend to:

•	maintain our domestic leadership in our core business (voice services, internet access, data transmission services for businesses, national and international wholesale services);

•	consolidate our operational capabilities with the objective of offering best in class service levels to our customers and leverage opportunities to retain our client base by enhancing customer loyalty (through billing, customer relations management (CRM) and customer contact);

•	concentrate on developing value added services, both for corporate and residential customers, to sustain revenue and margin levels, building, in particular, on the increasing penetration of internet and broadband contents and services (including WiFi), but also on innovation in voice and videocommunication services and terminals, equipped with new facilities, similar to mobile phone functions;

•	run efficient operations and continue our cost-cutting program (personnel, real estate, general and administrative, network);

•	maintain competitive services and focus investment on enhancing network evolution and innovation such as optical transport and IP (Internet Protocol) services; and

•	expand the wireline broadband offer in selected areas throughout Europe (such as Germany and France) with the creation of facility-based operators providing broadband access and value-added services by capitalizing on domestic expertise.

There can be no assurance that these objectives and targets will actually be achieved.

Mobile

Mobile, over the past two years, has developed new offerings of both voice and multimedia services (messaging, gaming and videostreaming), and voice portals together with the launch of specialized packages for business.

TIM’s strategy is focused on maintaining its leadership and achieving sustainable growth in the wireless market by focusing on highly valuable customers, in particular through:

•	continuous innovation in voice and Value Added Services (VAS) offers;

•	strong customer care able to respond and anticipate customer needs;

•	constant focus on technological innovation to match market expectations, exploiting the potential of the GPRS/EDGE/UMTS network integration; and

•	further development of GSM services in Brazil and acquisition of leadership in the GSM Latin American market.

The main strategic tools for the achievement of such objectives are:

•	innovative marketing, aimed at generating new and tailored offers to increase voice traffic and VAS utilization;

•	a multichannel and integrated approach to caring and distribution, tailored for different customer needs/profile;

•	a plug and play system to share resources and know-how via a centralized support of local networks in different countries;

•	establishment of “FreeMove”, an alliance with leading wireless operators to launch new products and services, achieve efficiency through joint procurement of services and develop a Multinational Pan-European offer;

•	excellence in human resources, through recruitment, development and retention of “key” human resources, analysis and selection of methods for increasing flexibility of resources and the management of internal innovation process; and

•	profitability and cash flow generation, through maintenance of high efficiency levels on its network, IT and back-office, investments and working capital control.

There can be no assurance that these objectives and targets will actually be achieved.

Internet and Media

Internet & Media launched a new broadband portal and redesigned the programs’ list of La7 (the Internet and Media business unit television station).

International Actitivites

The 2004-2006 Industrial Plan also provides for the development of our international activities including the expansion of broadband services in Europe, leveraging of our presence and technological leadership in Brazil, increasing market share in high-end segments in Greece and consolidating our presence in Turkey.

Capital Expenditures

Capital expenditures will be directed towards reinforcing our strategy with a focus on:

•	innovation;

•	continuing leadership in the domestic market;

•	strengthening existing international assets; and

•	development of value added services.

The industrial investments planned for the three years 2004-2006 will be approximately €15 billion, in line with the forecast for the three years 2003-2005. The breakdown by sector of activity is shown in the table below.

Approximate % of Industrial Investments
Wireline	42%
Mobile	47%
Internet and Media	1%
Other	10%

Financial Targets

With respect to strengthening our financial structure, consolidated net financial debt (see Note 9 to Selected Financial and Statistical Information under “Item 3. Key Information—Selected Financial and Statistical Information” which reconciles our net financial debt to our gross debt) of €33.3 billion as of December 31, 2003, meant that we had, post Merger, maintained the level of net financial indebtedness of Olivetti at December 31, 2002, despite the early exercise of the JP Morgan Chase put option associated with the SEAT demerger (€2.3 billion) and the incurrence of €5.3 billion of indebtedness to finance the withdrawal right and cash tender offers associated with the Merger. We were able to maintain the level of net financial indebtedness by repayment of debt with significant free cash from our operations as well as net proceeds of approximately €3.8 billion from the disposition of assets. Although our net financial indebtedness has remained relatively constant year-on-year, this nonetheless represents a significant increase over the €18.1 billion of net financial indebtedness of the Old Telecom Italia Group at December 31, 2002. We have established a target of reducing our net financial indebtedness below €30 billion by the end of 2004.

Our 2004-2006 Industrial Plan also establishes certain financial targets. The financial targets (based on Italian GAAP) include:

Objectives of Telecom Italia on a consolidated basis-CAGR(1) 2004-2006
Operating revenues	>5%
Gross operating profit	>5.5%
Operating income	>10%
Net financial debt by Year End 2004 (€ in billions)	<30billion(2)

(1)	Compound average growth rate. Assumes no change in scope of consolidation and excludes exchange rate impact.
(2)	At December 31, 2004.

Please see “Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995” at the beginning of this Annual Report for a discussion of factors which could cause our actual results to differ materially from the targets discussed above. See, also, “Item 3. Key Information—Risk Factors”. There can be no assurance that we will be able to achieve the financial targets we have established under our 2004-2006 Industrial Plan.

The Organizational Structure

Telecom Italia Group’s organizational structure includes:

•	Corporate Functions, which are responsible for the Telecom Italia Group’s operations; and
•	Business Units, which are responsible for business development and managing operations for external markets.

The following diagram highlights the organizational structure of the Telecom Italia Group as of June 4, 2004.

(1)	Consortium company which carries out Internal Auditing activities in the Telecom Italia Group.
(2)	The International Legal Affairs function, previously under Corporate and Legal Affairs, has, since February 23, 2004, reported directly to the CEO Carlo Buora. It has responsibility for providing support to top management of the Telecom Italia Group with respect to legal issues concerning international operations and development of the business, together with Corporate and Legal Affairs which ensures the coordination on such issues at the Telecom Italia Group level.
(3)	On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the “delocalized” Corporate function in Latin America, consistent with the Telecom Italia Group’s chosen strategy to consolidate and develop its international presence in the Latin America geographical area. The Business Units—with their present corporate organizational structure—are nevertheless responsible for the results of the subsidiaries in Latin America under their control.

On March 1, 2004, Paolo Dal Pino took over as representative of the Telecom Italia Group in Latin America, reporting directly to the Chairman, and a proposal will be put forth to appoint him as Chairman of Telecom Italia Latam.

Reorganization

The Telecom Italia Group continued to reorganize its operations during 2003. As a result, the following organizational changes took place:

•	the Corporate Development and Investor Relations Function and the International Affairs Function, which now includes the Foreign Holdings Function, were created and report directly to the CEO Carlo Buora;

•	the International Wholesale Services function of the Wireline Business Unit was moved to TMI Italia S.p.A.; which changed its name to Telecom Italia Sparkle S.p.A.;

•	the company Telecom Italia Lab S.p.A. was merged with and into Telecom Italia and operates the Research and Development Function for the Telecom Italia Group.

Starting in January 2004, the Telecom Italia Group Committees have been revised as follows:

•	Management Committee which coordinates the Telecom Italia Group’s activities and ensures coordination in the development and implementation of business strategies.

•	Investments Committee which approves investments exceeding specific levels of approval.

•	Purchases Committee which promotes coordination of the Telecom Italia Group’s purchasing processes, monitoring their performance and maximizing synergies among the Business Units/Companies.

•	Business Reviews which control the results of each Business Unit, analyze forecasts and operational progress reports and decide on the resulting action plans.

•	Publishing Committee which establishes strategic guidelines relating to the publishing lines of reference for the Telecom Italia Group. Reporting to the Publishing Committee is the Operating Content Acquisition Committee which purpose is to ensure a whole vision of the initiatives developed by the Business Units, to leverage the contents of the Telecom Italia Group’s offerings and packages and to define a synergic approach with suppliers.

•	Technological Committee which coordinates the innovation and technological development processes.

•	IT Security Committee which ensures coordination in the management of the information and computer security of the Telecom Italia Group.

•	Latin America Purchases Committee which promotes coordination of the purchasing processes in Latin America, monitoring their performance and maximizing synergies among the operating companies.

•	Latin America Image Awareness and Advertising Committee which is responsible for the uniformity of advertising and image awareness initiatives of the Telecom Italia Group in Latin America.

•	Latin America Regional Coordination Committee which is responsible for the overall consistency of the Telecom Italia Group’s activities in Latin America, ensuring coordination in the development and implementation of business strategies.

BUSINESS UNITS

Wireline

The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final retail customers and wholesale providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America. Aggressive competition in the Italian domestic market continued during 2003. Competition was particularly significant for national traffic and Wireline countered with new rate plans offered as part of the action to win back and retain customers.

The Wireline Business Unit accounted for gross operating revenues of €17,216 million in 2003, €17,047 million in 2002 and €17,174 million in 2001. The 2003 results of operations reversed last years’ trend with positive growth of about 1% in gross operating revenues which is one of the most important goals of the Wireline Business Unit’s strategy.

The organizational structure of the Wireline Business Unit as of December 31, 2003 was as follows:

Telecom Italia Wireline	National Subsidiaries	International Subsidiaries
Wireline TLC services: • Retail Telephone • Internet • Data Business • Telephone and Data VAS • National Wholesale	Atesia S.p.A. Path.Net S.p.A. Loquendo S.p.A. Telecontact Center S.p.A.	Latin American Nautilus Group Mediterranean Nautilus Group Med-1 group Telecom Italia Deutschland holding GmbH HanseNet Telekommunikation GmbH BBNED Group

Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • Pan European Backbone • Telecom Italia of North America Inc. • Intelcom San Marino S.p.A.

Key Issues in Italy

•	The Wireline Business Unit is focused on switching its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit intends to expand its large penetration in the broadband market through ADSL connections offered respectively to the consumer and SOHO (Small Office Home Office) markets with two different branded packages: “Alice” and “Smart”.

•	This strategy has had significant success in Italy with 2,040,000 broadband points of access sold to the retail and the wholesale market at the end of 2003 (850,000 at December 31, 2002), of which 1,504,000 points of access have been sold to retail customers. The growth is attributable to the success of various tariff structures geared to the mass market (Alice) and to business customers (Smart).

•	The Wireline Business Unit is seeking to grow revenues by developing offers for Alice customers through a specialized portal with a growing number of services. During 2003 many new offers were successfully launched on the market, such as ADSL Sat offers to support internet connections through satellite for areas not covered by ADSL connections.

The Wireline Business Unit plans to develop new services, improving innovative use of its fixed network (such as video communications and SMS (Short Message Service) for fixed phones) through penetration with Telecom Italia’s new fixed telephone, Aladino, with functions and design very close to a mobile last generation phone.

•	Another key issue for Wireline is the expansion of its Wi-Fi service which provides the opportunity for customers to work everywhere with their own lap top, keeping in touch with the “network” (the company intranet, internet and their own private e-mail) with a high speed connection and without the need to connect to a fixed line.

The service is now available with different formulas (flat and pay per use) in more than 159 hot spots, so called areas where there is an access point with Wi-Fi coverage available.

•	In the voice area the key issue is to continue developing voice offers (Teleconomy, Hellò and other business customized offers) to support loyalty and retention and win back customers which have moved to other service providers.

Subscribers in Italy. The table below sets forth, for the periods indicated, certain domestic subscriber data of Wireline.

	As of December 31,
	1999	2000	2001	2002	2003
Subscriber fixed-lines at period-end in Italy (thousands)(1)	26,502	27,153	27,353	27,142	26,596
Subscriber fixed-line growth per annum in Italy (%)(2)	2.0	2.5	0.7	(0.8)	(2.0)
ISDN equivalent lines at period-end in Italy (thousands)(3)	3,049	4,584	5,403	5,756	6,027
Broadband Access in Italy (ADSL + XDSL) – (thousands)(4)	—	—	390	850	2,040
Voice Offers in Italy – (thousands)(5)	—	—	4,094	5,224	5,547

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	For each of the years ended December 31, the percentage growth figure represents growth per annum over the prior year’s end.
(3)	Excluding internal lines.
(4)	Number of contracts.
(5)	Numbers of contracts; data include Teleconomy, Hellò and other business voice offers.

As of December 31, 2003, the Wireline Business Unit had approximately 26.6 million fixed subscriber lines, including approximately 18.3 million residential lines (including multiple lines for ISDN), approximately 8.1 million business lines (including multiple lines for ISDN), and approximately 235,000 public telephones lines (including ISDN equivalent lines). As of December 31, 2003, Italy had 47 subscriber lines per 100 inhabitants.

As of December 31, 2003, the Wireline Business Unit had approximately 6.0 million ISDN equivalent lines. The number of subscribers is expected to continue increasing although marketing focus is on ADSL lines which provide greater speed on the Internet. This is evidenced by significant growth in broadband access.

As of December 31, 2003, 59.3% of the public telephones in service were equipped with phone card readers. The density of public telephones in Italy is among the highest in the world, with one public telephone per square kilometer and approximately 4.1 public telephones for every 1,000 inhabitants. During 2003, ISDN technology was introduced to approximately 54.5% of public telephones in order to support the launch of innovative services (approximately 128,000 basic ISDN equivalent lines in public telephony architecture; unlike residential and business ISDN lines, each ISDN public telephone line is linked to only one phone).

Wireline Strategic Business Areas

Retail Telephone

Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN). Main retail telephone services include: access to the network, traffic (in terms of minutes of retail traffic and tariff packages), equipment rental and assurance.

Revenues in the retail telephone segment consist mainly of traffic revenues and fee revenues. Traffic revenues are generated from minutes of traffic carried on the network (volumes), tariffs and fees for tariff packages. Fees include access fees such as basic monthly subscription charges, fees for additional services and for equipment rental and assurance.

Revenues from retail telephone (the Wireline segment addressing the retail and mass market) were €10,368 million in 2003, a decrease of 1.7% compared to 2002 (€10,547 million in 2002). The Wireline Business Unit successfully limited the intense competitive impact in the retail segment during 2003. Traffic packages (voice offers), loyalty and retention schemes and “win-back” strategies resulted in limited revenue losses while market share on traffic volumes was stable.

Retail Internet

Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional internet traffic (such as dial-up), which is declining as ADSL is growing.

Retail Internet revenues consist primarily of internet dial-up traffic revenues and revenues from access fees for ADSL connections.

During 2003, the Wireline Business Unit focused its efforts on growing its ADSL mass market base and attracting new customers by building an internet portal for Alice customers with a growing offer of services, including, among others videos, pictures and music.

Revenues grew significantly in 2003, to €709 million, an increase of 19.2% over 2002 (€595 million in 2002). Revenues from ADSL were approximately €257 million increasing strongly by 190% over 2002 (€89 million in 2002) although revenues from internet dial-up traffic decreased due to migration to internet connections from broadband access.

Data Business

Data Services.    Data services consist primarily of data transmission and network services for business customers. Revenues from data services are included primarily in fixed subscription and connection fees.

The Wireline Business Unit provides a broad range of data transmission and web application services supported by a wide spectrum of technological platforms ranging from traditional to advanced platforms based on broadband access (Synchronous Digital Hierarchy or SDH, the European standard for high speed digital transmission and XDSL).

During 2003, the Wireline Business Unit introduced several innovative offers for the data transmission networks and Internet access, including:

•	Wi Fi service: internet wireless and high speed access (available since the end of 2003);

•	new solutions with fiber optic technologies for SMEs (small and medium-sized enterprises), mainly for IP services;

•	“broadband everywhere” project: plan to cover 100% of business customers sites with broadband technology.

Revenues from data services (including data equipment rental and assurance) amounted to €1,103 million in 2003 and increased by 12.3% over 2002 (€982 million in 2002). The growth in revenue from data services has been driven mainly by innovative data services (data transmission through broadband and the fiberoptic technology network) that increased by more than 42% in 2003 compared to 2002 (€520 million in 2003 and €366 million in 2002) while revenues from data equipment increased to €246 million (approximately €220 million in 2002).

Revenues from traditional data services (data transmission using data packet technology) decreased from approximately €400 million in 2002 to approximately €340 million in 2003 due to customer migration to broadband services.

Leased Lines.    Leased lines are trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission.

In 2003, revenues from lines leased to business customers were €407 million (€461 million in 2002). The decrease in revenues in 2003 compared to 2002 was primarily attributable to the migration by customers towards other kinds of connections which are offered at lower prices. Leased lines have been gradually replaced by broadband connections that offer many advantages such as new services and flexible connection packages; prices are gradually falling for new offers and for migration to higher speed lines that allow more data transmission with lower cost.

As of December 31, 2003, there were approximately 274,000 (in points of entry of data network) lines leased to business customers (approximately 320,000 at December 31, 2002) and approximately 107,000 digital leased lines (132,000 at December 31, 2002).

Retail Value Added Services

Retail VAS include new services for all Wireline customers such as web services, outsourcing and security for business customers and SMS (from fixed telephones), Memotel (centralized mail box) and “Chi è” (identification of calling number) for residential customers. Revenues from VAS have grown significantly in recent years. In 2003, the Wireline Business Unit VAS revenues were €1,122 million, an increase of 13.3% over 2002 (€990 million in 2002) mainly due to an increase in the services offered and the number of new customers.

Wholesale

Wholesale services consist of national and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits); broadband access (ADSL and XDSL access); and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from wholesale services were €3,269 million in 2003, approximately the same amount as the previous year. Domestic wholesale services decreased by approximately €45 million due to price reductions in interconnection services, not completely absorbed by growth in revenues from broadband and other services. International wholesale services increased by approximately €45 million, due to significant growth in traffic volumes, especially in traffic carried to other operators.

Traffic and Tariffs

Domestic Traffic

The table below sets forth, for the periods indicated, certain traffic data for Wireline.

	Year ended December 31,
	1999	2000	2001	2002	2003
Wireline total traffic (Retail and Wholesale) (billions of minutes)	134.8	171.3	209.8	214.9	226.6
of which:
National(1)	128.1	163.8	201.1	204.7	215.2
International(2)	6.7	7.5	8.7	10.2	11.4
Retail Traffic:
Average minutes of use per fixed line subscriber during period(3)	4,298	4,722	4,739	4,292	4,127
of which:
Local traffic during period (in average minutes)(4)	2,767	3,621	3,575	3,198	2,971
Long distance traffic during period (in average minutes)	1,531	1,101	1,164	1,094	1,156

(1)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.
(2)	Data include international retail outgoing traffic and total international wholesale traffic.
(3)	Data include total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to mobile networks).
(4)	Data for the year 1999 include internet dial-up traffic and excludes district traffic which is accounted for in long distance traffic; data for the years 2000, 2001, 2002 and 2003 include district and internet dial-up traffic.

Domestic Fees and Tariffs.    Since November 1, 1999, the Telecom Italia Group’s traffic tariffs have been based on a per second billing system with an initial fixed charge (the “call set up”). The tariff per call set up (VAT included) varies depending on the kind of call: €0.0619 for local calls, €0.0787 for long distance calls and for fixed-mobile calls of business customers, €0.1200 for fixed-mobile calls of residential customers and €0.3098 for international calls. The tariff per second varies according to the kind of call, the time of day and the day of the week. Since December 1997, the Telecom Italia Group has introduced tariff packages for residential and business customers which provide for discounts on national and international traffic tariffs and additional rental charges.

Traffic packages mainly consist of Teleconomy and Hello’ offers for the Mass Market and SOHO customers. Further customized offers are provided to business customers.

Hello’ was launched as a brand during 2003 while Teleconomy was launched in June 2000. Both of them include tariff packages with targeted discounts and customized programs for residential and business customers. Hello’ offers were launched to further support retention efforts and to win back customers.

Penetration of Teleconomy and Hello’ offers and ADSL lines are key strategic priorities for the Wireline Business Unit.

Hello’ offers for retail customers, which Wireline Business Unit introduced in 2003, include:

•	Hello’ Sempre (fixed price of €0.125 for national calls, excluding calls to mobile, at an additional monthly fee of €5.58 euro); and

•	Hello’ Forfait (no payment for national calls, excluding calls to mobile, at an additional monthly fee of €39.0).

For business customers Wireline Business Unit has introduced specific offers for companies with high volumes of traffic, allowing companies to choose among a variety of price plans.

Domestic Tariff Rebalancing.    The Telecom Italia Group commenced rebalancing its tariffs in 1991 and made various adjustments until 1997. Since December 1998, the National Regulatory Authority has been responsible for tariff regulation. On July 28, 1999, the National Regulatory Authority introduced a price cap mechanism designed to promote productivity and efficiency for the Telecom Italia Group, as the incumbent operator in markets with a low level of competition. The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic subscriber charges, local and long distance calls and international tariffs.

On July 23, 2003, the National Regulatory Authority introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices Telecom Italia may charge for voice services for the four year period 2003-2006. Such price caps cover:

•	basic subscriber charges and other access charges – RPI (Retail Price Index) + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI;

•	local and out-of-district calls with a cap equal to RPI-RPI;

•	fixed to mobile traffic, limited to the fixed call segment belonging to Telecom Italia (the “Retention segment”) with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

Consistent with the new price-cap mechanism, Telecom Italia continued to simplify its pricing structure during the course of 2003. In particular, beginning September 15, 2003, the following price changes became effective:

•	access for basic subscription fees and business charges (+6.5%);

•	traffic local calls: the discount on local calls exceeding 15 minutes was eliminated (+1.8%); and

•	traffic long-distance: the two different pricing levels applied to calls were unified, resulting in one single rate at a point where customer telephone charges would be reduced by 3%.

In addition, on June 1, 2003, the price of wireline to mobile traffic was reduced (-11.7%) as a result of the variation in the termination charge (-10.9%) and retention (-14.3%).

In particular:

•	the termination charge represents the cost that Telecom Italia incurs for terminating the traffic generated by its wireline customers on the networks of mobile operators; the rate per minute is fixed by the mobile operators;

•	retention represents the difference between the amount paid by the customer and the amount due to the mobile operators for termination: the rate per minute for retention by Telecom Italia is fixed by the National Regulatory Authority (Order No. 47/03 CONS).

With respect to international traffic, after the sharp price reductions in the years 1998-2002, during 2003 a single adjustment was put into place (on November 1) consisting of the introduction of a new rate zone, without causing any change in customers’ expenditures.

International Traffic

The table below sets forth, for the periods indicated, information with respect to incoming and outgoing traffic, including direct dial and operator assisted calls and mobile traffic.

	Year ended December 31,
	1999	2000	2001	2002	2003
Total outgoing traffic (millions of minutes)	2,390	2,706	3,015	3,405	3,682
Growth in outgoing traffic (%)(1)	2.2	13.2	11.4	13.0	8.1
Total incoming traffic (millions of minutes)	3,419	3,415	3,845	3,842	3,299
Growth in incoming traffic (%)(1)	15.9	-0.1	12.6	-0.1	-14.1
Total international transit traffic (millions of minutes)	857	1,310	1,825	2,995	4,382
Growth in international transit traffic (%)(1)	7.6	52.9	39.3	64.1	46.3

(1)	For each of the years ended December 31, the percentage growth figures represent growth per annum over the prior year’s end.

The trend in international traffic volumes from 1999 to 2003 was mainly impacted by macroeconomic factors such as growth in foreign demand, import/export activities, foreigners and new subscribers. The decline in gross operating revenues from 2002 to 2003 is mainly attributable to the impact of continuing price reductions and increasing competition.

Outgoing international traffic is mostly concentrated in communications traffic with Germany, France, Romania, Switzerland, United States, United Kingdom, Albania and Spain, which together accounted for approximately 48% of toll minutes in 2003.

Incoming international traffic is divided into two general categories: traffic incoming on the fixed network and traffic incoming, or deemed to be incoming, on the mobile network. Such incoming, or deemed to be incoming, traffic, which originates outside Italy, utilizes the fixed network before terminating on the mobile network. With respect to the mobile network, the distinction between “incoming” or “deemed to be incoming” is that incoming traffic is the traffic generated abroad and directed to the mobile network through the fixed network in Italy, while traffic which is deemed to be incoming is traffic generated in Italy through the use of international calling cards. Because of the use of international calling cards, such traffic is deemed to be incoming from an international network although the call may be generated in Italy.

The traffic directed to the mobile network decreased because the component of the traffic “deemed to be incoming” registered a 93% decline due to the introduction of a surcharge for calls directed to the mobile network with a consequent increase in the price of the international calling cards.

In order to make up for the loss in market share following the decrease in incoming traffic, wholesale international activities were focused on managing international transit traffic that resulted in volume increases of 46% due to the competitiveness of Telecom Italia’s offer in the worldwide market.

International Settlement Arrangements.    The Telecom Italia Group derives revenues from foreign telecommunications operators for incoming calls which use the Telecom Italia Group’s network. The Telecom Italia Group has bilateral settlement arrangements with other international telecommunications operators under the general auspices of the ITU (International Telecommunication Union). Because incoming and outgoing international traffic are relatively equal, the Telecom Italia Group’s net payments on international accounting rates are negligible. This has the effect of limiting the Telecom Italia Group’s exposure to changes in currency exchange rates. The exposure to changes in currency exchange rates has also been reduced due to the adoption of the euro.

Interconnection with Other Operators

On March 22, 2003, the National Regulatory Authority approved the introduction of the Network Cap mechanism to regulate interconnection tariffs until the end of 2006. Starting with the 2003 Reference Offer (RO), the market will have greater transparency with respect to the arrangements relating to interconnection services, allowing the operators to rely on stable economic values in preparing their business plans.

The Authority has defined five main services baskets with relative caps (in the form of RPI-X):

•	SGU (Local exchange interconnection and interconnection kit and circuits) = RPI – 8%

•	SGT (Single transit interconnection) = RPI – 6%

•	2SGT (Double transit interconnection) and international transit by SGT = RPI – 3.75%

•	Ancillary services (i.e. number portability charges, CPS (Carrier Pre-selection Service) charging, etc.) = RPI – RPI

•	LLU (Local Loop Unbundling) = As of June 1, 2004, the National Regulatory Authority has not defined the caps related to this service.

With respect to LLU, the National Regulatory Authority in its order has outlined a network cap mechanism to be implemented from January 1, 2004 through December 31, 2006 aimed at moving from historic costs to long run incremental costs (“LRIC”). LRIC of the access network are likely to be higher than historic costs. Currently, Telecom Italia has been asked to fix a LLU price (€8.30/month) which is the lowest in Europe and is significantly lower than the Telecom Italia retail access price. Regarding implementation, the Italian LLU market is one of the fastest growing LLU markets in Europe with its 510,000 fully unbundled lines on December 31, 2003 (Italy is second after Germany where LLU started about two years before), representing an increase of 407,000 lines compared with the end of 2002. In addition, Telecom Italia presents the most detailed and complete LLU offer in Europe (physical LLU, sub loop unbundling, shared access and all different kinds of co-location) and Telecom Italia has satisfied all National Regulatory Authority requests in terms of equipment of the sites requested by OLOs.

In August 2003, the National Regulatory Authority approved, subject to certain technical and economic amendments, the 2003 RO originally submitted by the Telecom Italia Group in April 2003.

The Telecom Italia Group’s 2003 RO includes the conditions for FRIACO (Flat-Rate Internet Access Call Origination) service, partial circuits provisions, shared access and sub-loop unbundling, thus enabling a competitive development of internet access and broadband services.

•	FRIACO: the Telecom Italia Group has been offering this service since 2001.

•	Partial circuits: represent partial circuits from customer premises to the OLOs’ Point Of Presence (“POP”), as a segment of an end-to-end leased line. The National Regulatory Authority determined that economic conditions are to be set according to the price ceiling methodology that was established by the European Commission Recommendation C(1999) 3863 of November 24, 1999, and introduced the price ceiling into national legislation with Order No. 10/00/CIR. For speeds and distances of partial circuit different from those included in the Recommendation, the prices are based, according to national as well as European accounting requirements, on Telecom Italia’s own costs, evaluated according to the fully allocated current costs model.

•	Billing and bad debt service: the Telecom Italia Group must also offer billing to OLOs who decide not to bill the customers (i.e. customers that are connected to the network through indirect access service) accessing their non geographic services. The Telecom Italia Group, as required by the National Regulatory Authority, fixed the level of charge for the billing service at 2.9% calculated on the total revenues of each OLOs non geographic service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the OLOs.

Since April 2002, ISPs (Internet Service Providers) (pursuant to law 59/02) have access to the RO of the notified operators with respect to internet traffic origination (both for metered and unmetered interconnection) and termination on 70x codes (dedicated in Italy to Internet access) and partial circuits. On June 26, 2002 the National Regulatory Authority issued an Order to define the criteria for ISPs to gain access to the RO technical and economic conditions.

On April 28, 2003, the National Regulatory Authority approved rules which discipline the manner in which customers can request deactivation of the Carrier Preselection Service . The National Regulatory Authority determined that a client can send his deactivation request both to Telecom Italia and to the preselected OLO.

In 2003, the Telecom Italia Group set up interconnections with the networks of 8 additional operators, making a total of 92 operators at December 31, 2003. In the same period eight operators have disconnected.

During 2003, the following contracts were also signed or renewed:

•	Seven new interconnection agreements (for a total of 91 since 1995);

•	Seven additional “reverse” agreements, terminating calls on the network of another operator, for a total of 71, since 1998;

•	39 agreements to supply high-speed access services using xDSL technology;

•	Five carrier preselection contracts, one district carrier selection agreement and 12 number portability agreements;

•	One contract for local loop unbundling service on the local network for a total of 41 since 2000;

•	29 contracts to supply Digital Data Circuits for a total of 112 since 1998.

Fixed Network

Since 1988, the Telecom Italia Group has installed high levels of fiber optics, intelligent nodes, digital switching, satellite connections and high speed data transmission technology. The technologically advanced nature of its fixed network permits the Telecom Italia Group to offer a variety of advanced services such as toll free numbers, call waiting and call forwarding, VPNs (Virtual Private Networks), premium charges and charge splitting.

Domestic Network

Fixed Network.    The Telecom Italia Group’s domestic fixed network is made up of 33 gateway areas (each area gateway has two points of interconnection which allows our fixed and mobile network to exchange signals) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long distance fixed network includes 3.9 million circuits, while the distribution fixed network includes 105.2 million kilometers of pairs over copper cable. In detail, the national network in statistics at December 31, 2003 was as follows:

Exchange areas	Approximately 10,340
Switching areas	615, served by 628 line SGU (Urban Group Stages)
Gateway Areas	33
Copper access network	105.2 million kilometers-pair
Fiber optic access network	428,741 kilometers-line
Fiber optic carrier network	3.2 million kilometers-line
Direct dialing circuits	3.9 million
Network for direct digital circuits (PARD)	474,690 access points with speed up to 2 Mbit/s
Network for direct analog circuits (PARD)	94,043 access points
Frame Relay Accesses	83,824 gates at 2Mbit/s
PoP main data networks	32

SDH and ATM.    The Telecom Italia Group introduced SDH transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for its local fixed network during 1997. These transmission systems are operating on fibreoptics from 155 Mbit/s up to 2.5 Gbit/s. Moreover, in 2002 Telecom Italia began using transmission systems with speed up to 10 Gbit/s. Work on the development of the Arianna network which, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2003. Arianna is based on a SDH rings architecture; since 2000, in order to reduce the number of fibers, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. In November 2002 Wireline introduced a new generation of Optical Digital Cross Connect on the domestic wireline transmission backbone in order to progress with the transition from Arianna towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone which started during 2003 and will continue during 2004. By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network. First applications of Metro DWDM systems were developed in the Rome and Milan metropolitan areas.

The evolution of the transport network towards the optical network will make it possible to increase the operational capacity of all types of traffic, from phone calls to Internet traffic.

ATM switching technology, introduced in 1996, allows the transfer of information combining data, video and other services over public and private networks both domestically and internationally. Telecom Italia ATM/Frame Relay networks are overall networks that work together as a multiservice network, using SDH transmission systems as a physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL (Digital Subscriber Line) Network, used for the provisioning of xDSL services (ADSL High-bit-rate Digital Subscriber Line or HDSL) and SDSL. The ATM/Frame Relay networks allows access to IP and MPLS services (Multi Protocol Label Switching) by customers with access rate ranking from 64 kbit/s to 155 Mbit/s.

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

To reduce costs and improve efficiency, the Telecom Italia Group undertook in 2001 and continued in 2002 and in 2003 an extensive program to reengineer its network operation and maintenance organization, to permit a more effective use of human resources.

Beginning in 1999, operating systems were developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing objectives of total quality. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided. In systems that operate the flexible network for data transmission, features were activated which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in services and augment the availability of the connections themselves. Moreover, operating systems have been equipped with new features for marketing new services.

Broadband Network/ADSL.    The Telecom Italia Group’s broadband network is capable of supporting advanced telecommunications services and multimedia applications and, to this end, the Telecom Italia Group has installed significant levels of fiber optic cables in its fixed network. In 1998, the Telecom Italia Group began introducing ADSL systems over copper pairs to deliver interactive services (e.g., fast-Internet). ADSL allows the Telecom Italia Group to fulfill in the short-term, market driven needs to provide services like fast-Internet, multimedia, video conferencing and teleworking either for business or residential customers. Furthermore, ADSL together with other existing infrastructure and satellite services allows the Telecom Italia Group to focus the commercialization of its broadband network services on a market basis and to tailor investments to the growth of the market. With reference to access services using ADSL technology, in 1999, the technical and commercial trials with fast Internet access for residential and Soho customers, begun in Rome and Milan at the end of 1998, were concluded. In 2003, commercial services with access to ADSL technology for business customers and Internet Service Providers had been extended to 2,100 cities (approximately 1,300 at the end of 2002). The commercial services for business customers include the use of ADSL technology in urban areas to supply access to IP and ATM services of the Telecom Italia Group’s data networks. The services for ISPs supply ATM access based on ADSL technology to the public, leaving the commercial interface with the final customer to the service provider. At the end of 2003, the “local exchange areas” covered by ADSL technology numbered 3,000 (2,120 at the end of 2002).

Fiberoptic Cables.    At December 31, 2003, the Telecom Italia Group had installed approximately 3.64 million kilometers of optical fiber for access and transfers, of which approximately one million kilometers were installed on long distance fixed-lines. Fiberoptic cables significantly increase the capacity of the network and permit the Telecom Italia Group to provide new advanced services based on the simultaneous transmission of several kinds of signals, such as voice, data and video. To enable the offer of such services, the Telecom Italia Group is planning to introduce fiberoptics in its local access network.

In 2003, a project which started in the second half of 2000, consisting of the creation of an optical fiber ring between Milan and Palermo (T-Bone), was continued with the installation of cable containing 96 optical fibers on two backbones covering about 6,000 kilometers.

Flexible Data Network.    The Telecom Italia Group also operates a flexible network equipped with a centralized system that makes it possible to establish dedicated data links from a work station. At December 31, 2003, 500,000 “direct digital line” access points and 100,000 “direct analog line” access points had been installed.

International Network

Since 1997, the Telecom Italia Group has rationalized its international fixed network and enhanced international transmission capacity.

The Telecom Italia Group offers international wholesale services (Voice, Data and IP) and international retail services (Global Corporate Network) for multinational customers utilizing its own cross-border backbone, bilateral links and NNI Agreements (Network Node Interface Agreements).

The cross-border backbone is based on three regional networks in Europe (PEB), Latin America (LAN) and in the Mediterranean basin (MED):

•	PEB (Pan European Backbone). A fiber optic network—2 fiber pairs, 400 Gbit/s each—laid in the main industrialized European countries: Italy, France, U.K., Netherlands, Belgium, Germany, Switzerland, Austria and Spain with a total length of 12,000 km. The cross-border services available for wholesale customers are: Managed Bandwidth, IP Connectivity, International Private Leased Circuit, Global Voice Services, GRX (GPRS Roaming eXchange for Mobile Operator);

•	LAN (Latin American Nautilus). A high capacity backbone based on an optical fiber ring network both on earth and under sea, 30,000 km long, including the Miami-New York City link. The ring, having optical automatic traffic protection and a bandwidth up to 320 Gbits, links the most important cities of South America to Central and North America;

•	MED (Mediterranean Nautilus). A submarine optical ring, in a high-availability network configuration, with a total length of 7,000 km—6 fiber pairs, 64 lambdas (10 Gbit/s each) per fiber pair- linking the main markets of the Central-Eastern Mediterranean area: Italy, Greece, Turkey and Israel. Presently, the optical ring links Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

Telecom Italia Group, with its international network, connects more than 250 world-wide operators and owns capacity on more than 434,500 kilometers of submarine cables that, from Italy, transport traffic along two major paths: longitudinal routes (towards the United States, Middle and Far East) and diagonal routes (toward Central and North Europe).

The multiservice network is based on class-4 softswitch, that are substituted for traditional exchanges, IP/MPLS and ATM switching devices, and ‘state of the art’ transmission technologies: DWDM and SDH (10 Gbit/s lambda, where lambda represents an optical wavlength) with traffic protection mechanisms (MS SPRING, SNCP and MSP).

Telecom Italia Group’s international backbone has been built to offer end-to-end services in strategic areas; it has Points of Presence in Europe (16 POPs), in USA (3 POPs), in the Mediterranean basin (4 POPs) and in South America (7 POPs).

The POPs in the USA belong to Telecom Italia of North America (TINA), a wholly-owned subsidiary of Telecom Italia, that has implemented POPs in Newark (NJ), New York and Miami to offer Voice and IP/Data services that are connected to the Pan European Backbone and to Latin American Nautilus.

The multiservice backbone delivers voice, IP and managed bandwidth services in the USA and Europe and managed bandwidth services in the Mediterranean and in South America where, from 2003, IP services have been added.

During 2003, there were major implementations related to cross-border backbone deployments in Europe, the Mediterranean and Latin America. In particular, the main activities in Europe have been to widen the IP and data services portfolio:

•	PanEuropean Backbone extension in Spain with two new POPs (Madrid and Barcelona);

•	deployment of optical city rings in London, Paris, Frankfurt, Amsterdam, Zurich and Vienna, with points of presence in the main European telehouse facilities. A telehouse or co-location center (“colo”) is a type of data center where multiple telecommunications network or service providers, such as telecommunication operations or ISPs, site their connections to other networks;

•	new POPs in Lyon and Marseille, also to support ADSL services in France;

•	upgrading of access and switching devices to support wholesale Fast Ethernet, Giga Ethernet, IP Burstable, ToIP services and retail services for Multinational Customers.

In addition we have upgraded transmission capacity of the Pan European and transatlantic backbone.

Finally, in order to improve quality of service and decrease operational costs, a project was begun to replace the Italian legacy switching exchanges with the class-4 softswitch now used in the Telecom Italia Group’s backbone (Europe and USA).

Retail International Network

During 2003, Telecom Italia started the European project “International Broadband” through:

•	the start-up of Telecom Italia France, a new licensed French operator;

•	the acquisition of HanseNet, an existing German operator active in the Hamburg area.

Telecom Italia intends to offer access to innovative broadband services in the main European metropolitan areas, leveraging on its know-how and technological assets, beginning with France and Germany.

France.    In 2003, Telecom Italia France was organized, a start-up company that will offer services mainly based on Local Loop Unbundling.

The main activities carried out during 2003 have been:

•	deployment of POPs in the cities of Paris (2 POPs), Lyon, Marseille (also serving Aix-en-Provence) and Nice;

•	116 central offices equipped for local loop unbundling;

•	deployment of fiber optic connections among POPs, through Telecom Italia’s Pan European Backbone, and between POPs and 106 exchanges for a total of 1,210 Km. The remaining exchanges are connected to the POPs through leased lines;

•	creation of interconnectivity with France Telecom for voice and data traffic.

Germany.    In September 2003 we acquired HanseNet, a city carrier with its own infrastructure, with the goal of developing broadband services in the Hamburg area. Technical platform enhancement, to support services starting in 2004, was activated.

The main features of Hansenet’ network as of December 31, 2003 were:

•	3 POPs;

•	100 local exchange for the unbundling service;

•	1,090 Km fiber optical cables;

•	420 interconnection circuits with Deutsche Telecom (2Mbit/s).

Financial data of the main subsidiaries

The following table sets forth operating revenues, gross operating profit and operating income for the main subsidiaries of the Wireline Business Unit on a stand alone basis. The financial data will not tie directly to consolidated segment data due to intercompany, consolidation and other adjustments.

		National Subsidiaries					International Subsidiaries
		Atesia	Path.Net	Loquendo		Telecom Italia Sparkle Group (*)	HanseNet Telekom- munikation GmbH		Latin American Nautilus Group				Mediterranean Nautilus Group			Med-1 Group
		€	€	€		€	€		€		U.S.$		€	U.S.$		€	U.S.$
Gross operating revenues	2003 2002 Change (%)	93 98 (5.1)	117 93 25.8	15 15 —		1,671 19 —	102 83 22.9		40 29		46 28 64.3		63 64	71 61 16.4		17 20	20 19 5.3

Gross operating profit	2003 2002 Change (%)	26 38 (31.6)	10 5 100.0	1 0 —		296 (30 —)	18 22 (18.2)		4 11		5 11 (54.5)		22 26	25 24 4.2		11 12	12 12 —

Operating income	2003 2002 Change (%)	17 32 (46.9)	9 4 125.0	(2 (1 (100.0	) ) )	144 (43 —)	(24 (37 35.1	) )	(13 (6	) )	(15 (6 (150.0	) ) )	(29 56)	(33 53 (162.3	) )	4 4	4 4 —

(*)	2002 data referred to TMI group, before that Telecom Italia’s “International Wholesale Services” business was contributed to Telecom Italia Sparkle on December 31, 2002.

Major 2003 corporate events affecting scope of consolidation

Lisit Informatica.    On February 4, 2003, Telecom Italia, in a temporary association of companies with Finsiel and Lutech (Lucchini group), won the bid held by the Lombardy Regional Authority for the supply of goods and services needed to disseminate and manage the “Regional Services Card” throughout the Lombardy Region. The total value of the bid won by the association led by Telecom Italia, scheduled to last until 2009, is approximately €350 million. Within the framework of the obligations undertaken, Telecom Italia and Finsiel acquired 35.2% of the share capital of LISIT, for a total of €54 million. As at December 31, 2003, the total stake held by Telecom Italia Wireline in LISIT was 24.2%.

Loquendo.    In March 2003, Loquendo was transferred to Wireline Business Unit from the IT Group Operating Activity.

Agreement for the acquisition of Megabeam.    In view of the conditions laid down by the Italian Antitrust Authority on August 7, 2003, on September 18, 2003, Telecom Italia annulled the preliminary contract for the acquisition of Megabeam, the first Italian wireless internet service provider, signed on March 10, 2003. Telecom Italia expects to continue to avail itself of the cooperation of Megabeam, with which there is already a commercial agreement covering 19 locations.

Intelcom San Marino.    In August 2003, Telecom Italia International acquired the remaining 30% stake in Intelcom San Marino. Subsequently, in December 2003, Telecom Italia International sold its entire 100% stake in the company to Telecom Italia Sparkle, which is part of the Wireline Business Unit.

Hansenet.    In September 2003, the acquisition from e.Biscom of 100% of HanseNet, a broadband operator in the Hamburg area, was finalized by the Wireline Business Unit for a total investment of €243 million. To this end, Telecom Italia had previously purchased the company Telecom Italia Deutschland GmbH which was used to purchase the entire investment in HanseNet.

BBNed group.    In September 2003, the BBNed group (previously part of International Affairs) moved to the Wireline Business Unit.

Latin American Nautilus S.A.    In December 2003, after the recapitalization of the company, Telecom Italia became the sole shareholder of Latin American Nautilus S.A..

Events subsequent to December 31, 2003

•	Effective March 15, 2004, Telecom Italia raised the entry level offering for ADSL from 256/128 Kbps to 640/256 Kbps, one of the highest speeds in Europe in terms of uploading or downloading data.

•	On March 15, 2004, Telecom Italia, in keeping with its commitment to develop innovative broadband services, launched the video on demand service for computers through the Rosso Alice portal. This portal, which is organized into six areas (films, sport, music, videoclips, games, information and video-community) will offer the service on demand to all Internet users with an ADSL connection. Alice customers can purchase the content through a credit card or by direct debit to their phone bill, whereas other users may only purchase content through a credit card.

Mobile

The Mobile Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international operations are concentrated in Latin America and in the Mediterranean Basin.

The Mobile Business Unit accounted for gross operating revenues of €11,782 million in 2003, €10,867 million in 2002 and €10,250 million in 2001.

As of December 31, 2003, the business unit was organized as follows:

Mobile

National Subsidiaries	International Subsidiaries	Affiliated Companies
TIM—Telecom Italia Mobile S.p.A.	TIM International N.V.	IS TIM T.H.A.S. (Turkey)

•       TIM Brasil group

     - Tele Nordeste Celular Participacoes group (Brazil)

     - Tele Celular Sul

       Participaçoes group (Brazil)

     - Maxitel S.A. (Brazil)

     - TIM Celular S.A. (Brazil)

     - Starcel Ltda (Brazil)

•    TIM Perù S.A.C.

•    Corporacion Digitel C.A. (Venezuela)

•    Blah! S.A. (formerly TIMNet.com S.A Brazil)

STET Hellas Telecommunications S.A. (Greece)

Among the large mobile telecommunications operators in Europe at the end of 2003 TIM had the largest number of lines in its domestic market (source: Mobile Communication magazine) and has been the fastest growing area of the Telecom Italia Group’s business for the past several years. Line growth was 11% in 2001, 6% in 2002 and 3% in 2003. Gross operating revenues from TIM totaled €9,469 million, €9,022 million (€8,915 million net of Blu merger effect) and €8,357 million in 2003, 2002 and 2001, respectively.

Services—Italy.    TIM primarily offers digital mobile services as well as its legacy analog service which is being phased out. The GSM digital service, which commenced operations in April 1995, uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain other countries. As of May 23, 2004, roaming agreements have been reached with 378 operators in over 203 countries, allowing customers to make and receive calls abroad. See “—Mobile Tariffs” below. The analog service is based on the TACS 900 standard and began operation in 1990. See “—Cellular Network”.

Customers and Lines.    The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 99 lines per 100 inhabitants at the end of 2003 and growth rates have been substantially higher than the European average. This compares to a penetration rate of 89 and 94 lines per 100 inhabitants at the end of 2001 and 2002, respectively. The increase is due to innovative services and an increase in customers with multiple lines and the number of operators. TIM’s customer base consists of GSM subscribers and customers holding GSM TIM Cards (“GSM Prepaid Customers”) as well as TACS subscribers and customers holding TACS prepaid services, (“TACS Prepaid Customers” and together with GSM Prepaid Customers, “Prepaid Customers”). TIM is in the process of closing down its TACs service and is transitioning its customers to its GSM network. In 2003, TIM had a 27.3% market share of net additional GSM lines, corresponding to 0.8 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.2 million for Wind and the remaining 0.4 million attributable to H3G (3).

TIM’s statistical data excludes 700,000 “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by the Company and the development of the business.

At December 31, 2003, the number of lines for TIM’s GSM and TACS mobile service was approximately 26.1 million (of which 25.5 million were GSM lines, consisting of 2.6 million GSM subscribers and 22.9 million GSM Prepaid lines). As of March 31, 2004, TIM’s customer base remained essentially unchanged at 26.0 million lines.

The table below sets forth, for the periods indicated, geographic and population coverage data for TIM’s TACS and GSM services.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(%)
TIM Italian geographic coverage
TACS	83	83	83	83	83
GSM	89	92	94	94	94
TIM Italian population coverage
TACS	98	98	98	98	98
GSM	99	100	100	100	100

The table below sets forth, for the periods indicated, selected customer data for TIM’s domestic business.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(number of customers in thousands)
Lines at period end(1)	18,527	21,601	23,946	25,302	26,076
TACS subscribers	832	495	304	180	95
TACS prepaid lines	2,344	1,950	1,430	815	480
GSM subscribers(2)	2,442	2,485	2,538	2,685	2,595
GSM TIM Prepaid Lines	12,909	16,671	19,674	21,622	22,906

	(in%)
Customer growth	29.6	16.6	10.9	5.7	3.1
Churn(3)	12.7	15.7	15.6	18.0	13.2
TIM penetration(4)	32.5	37.5	41.6	43.9	45.3
Cellular market penetration(5)	53.1	73.3	89.0	93.7	99.2

	(€)(6)
Average revenue per line per month(7)	34.9	30.5	29.1	28.8	29.1

(1)	Includes lines of TACS and GSM services, including Prepaid Customers and excludes the “silent” lines.
(2)	Commenced GSM services in April 1995.
(3)	Data refers to total lines. The churn rate for any given period represents the number of TIM customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number of customers during that period.
(4)	TIM customers per 100 inhabitants.
(5)	Customers per 100 inhabitants for the entire market.
(6)	The data for the years ended December 31, 1999 and 2000 was in lire and was translated into euros at the irrevocably-fixed rate of exchange of Lit. 1,936.27 = €1.
(7)	Including Prepaid Card revenues, non-TIM customer traffic revenues and excluding equipment sales.

The growth in TIM’s mobile lines over the five year period reflected in the table above has resulted almost entirely from the marketing success of the GSM TIM Card, a prepaid card which permits the customer to make outgoing calls up to the limit on the card for the 12 months following issuance of the card or the last recharge of the card and receive an unlimited number of calls for the 13 months following issuance of the card or the last recharge of the card. If a GSM TIM Card is not recharged within this 12-month period, the customer will not be able to make outgoing calls but for one additional month such customer will be able to receive incoming calls. The GSM TIM Card can be recharged at any time to permit additional outgoing calls. The GSM TIM Card offers several advantages, including elimination of bad debt charges and lower administration costs, as no statements are sent to customers. Approximately 89.7% of TIM’s lines at December 31, 2003, are prepaid.

UMTS License.    The Italian government awarded five UMTS licenses (third generation mobile communication system) in Italy in November 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide third-generation mobile services. TIM committed to pay €2,417 million for its license, with approximately €117 million, €117 million, €117 million and €2,066 million having been paid in December 2003, November 2002, November 2001 and December 2000, respectively. The licenses are valid for 20 years starting January 1, 2002. In 2001, TIM began an experimental UMTS service in its service center in Padoa, and a gradual roll-out of the UMTS network has begun. Transition toward third generation will be gradual with a broad launch of the service expected in 2004.

Traffic.    The table below sets forth, for the periods indicated, selected traffic data for TIM’s business.

	Year ended December 31,
	1999		2000		2001		2002		2003
	(millions of minutes)
Total outgoing traffic per month	1,219		1,569		1,795		1,960		2,090
Total incoming and outgoing traffic per month	1,989	(1)	2,479	(2)	2,815	(3)	3,036	(4)	3,202	(5)

	(% of total)
Of which:
TACS(6)	19.5		10.3		5.4		3.0		2.0
GSM(6)	80.5		89.7		94.6		97.0		98.0

(1)	Includes domestic mobile incoming and outgoing traffic (93.9% of total mobile traffic in 1999 compared to 96.2% in 1998), international traffic (3.2% in 1999 compared to 2.3% in 1998) and roaming traffic (2.9% in 1999 compared to 1.5% in 1998). These data include fixed outgoing traffic to the mobile network.
(2)	Includes domestic mobile incoming and outgoing traffic (90.4% of total mobile traffic in 2000 compared to 93.9% in 1999), international traffic (2.9% in 2000 compared to 3.2% in 1999) and roaming traffic (6.7% in 2000 compared to 2.9% in 1999). These data include fixed outgoing traffic to the mobile network.
(3)	Includes domestic mobile incoming and outgoing traffic (92.8% of total mobile traffic in 2001 compared to 90.4% in 2000), international traffic (2.7% in 2001 compared to 2.9% in 2000) and roaming traffic (4.5% in 2001 compared to 6.7% in 2000). These data include fixed outgoing traffic to the mobile network.
(4)	Includes domestic mobile incoming and outgoing traffic (94.5% of total mobile traffic in 2002 compared to 92.8% in 2001), international traffic (2.3% in 2002 compared to 2.7% in 2001) and roaming traffic (3.2% in 2002 compared to 4.5% in 2001). These data include fixed outgoing traffic to the mobile network.
(5)	Includes domestic mobile incoming and outgoing traffic (95.5% of total mobile traffic in 2003 compared to 94.5% in 2002), international traffic (1.9% in 2003 compared to 2.3% in 2002) and roaming traffic (2.6% in 2003 compared to 3.2% in 2002). These data include fixed outgoing traffic to the mobile network.
(6)	Includes traffic from Prepaid Customers.

Mobile Tariffs.    TIM’s mobile customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €26 for the GSM TIM Card and TACS prepaid service and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge. No other connection or subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. TIM does not subsidize the cost of mobile telephone handsets to its customers and does not intend to do so in the foreseeable future. In 2003, approximately 75% of revenues from TIM mobile services (net of access charge) were derived from traffic charges, 5% from sales and rental of equipment, 11% from VAS and 9% were miscellaneous revenues (subscription and connection fees).

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

TIM enhanced its voice offers during 2003 in order to stimulate voice usage, traffic among TIM customers (with a positive effect on profitability) and increase customer loyalty. Some of the offers are:

•	“Chiama Ora”: a service aimed to increase usage opportunities, which notifies the customers via SMS that the number called, originally not reachable, is available again;

•	“Sunday TIM” aimed to increase net traffic on holidays and to optimize network utilization;

•	“2 in 1”: that provides customers with two different numbers on the same SIM card, the service’s goal is to encourage Number Portability and boost usage and ARPU;

•	“Office network” an offer tailored for the SoHo segment to boost traffic among TIM customers (discount on traffic between a network of people defined by customers).

TIM also offers innovative services, such as an offering called AutoRicarica. The AutoRicarica formula has proven to be particularly successful: according to this formula, TIM gives a bonus of €3.70 (VAT included) for each 100 minutes of calls received.

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

In May 2002, TIM introduced the following new tariff plans: Unica and Unica10; customers can personalize their own tariff choosing between two options: SuperAutoricarica (self recharge from all numbers) and Trio, a special tariff for three TIM numbers or two TIM numbers and a Telecom Italia fixed network number.

GSM and TACS customers are charged on the basis of a per-seconds billing system paying for the actual duration of the call plus a call setup charge of €0.1 (which is not charged when free minutes are being used). At the end of 1997, TIM also introduced local tariffs. From time to time, TIM offers promotional packages to attract additional customers.

Value Added Services.    TIM has been building its brand as a platform for content providers by entering into partnerships and developing business synergies.

In order to offer a wider range of services and content to its customers, TIM has strengthened its partnerships with some important providers like Acotel, Zed, Buongiorno Vitaminic and brands like Disney, MTV, Mediaset. TIM also has agreements with leading Italian banks and financial institutions to provide on-line trading and mobile banking and it was the first operator to launch the MSS Mobile Banking service in 2003.

Since 2000, when TIM started GPRS services, TIM has extended its UMTS coverage and has recently launched EDGE services. EDGE will make the use of multimedia services more satisfactory for TIM customers both in relation to consumer market applications, such as the MMS or video streaming, and the more typical corporate applications such as e-mail management, Internet and Intranet navigation due to its ability to transmit data more rapidly.

TIM has been the first in Europe to introduce the PhotoMessage service (TIM Click), and during 2003 it has enriched its multimedia portfolio by offering Java games (including Multiplayer) and Video.

In October 2003, TIM was the first mobile operator to launch mobile TV. The service is currently available only on a limited number of handsets (Nokia 3650/3660/6600 and Nokia N-Gage). The services contents are available pursuant to agreements between TIM and major TV channels such as RAI, La 7, MTV, CNBC and Coming Soon Television.

Billing.    TIM’s customers (other than Prepaid Customers) are billed in a staggered bimonthly billing cycle. TIM endeavors to minimize bad debts by implementing a credit check on each customer at the time of sign-up and by requiring certain customers to post a security deposit. In addition, if payment is not received, the customer is notified accordingly and his or her ability to place outgoing calls is interrupted. If no payment is received, all services are terminated. The average rate of innovative payments (credit cards, Banco Posta...) made by customers (other than Prepaid Customers) rose, in 2003, to 83% of the total payments.

Marketing and Distribution.    TIM believes that its active marketing programs, extensive customer service and distribution network (primarily a nationwide network of independent dealers) and responsiveness to customer needs provide it with a significant competitive advantage. At December 31, 2003, there were 1,445 distribution partners, with 4,188 sales points (including 62 Telecom Italia Group outlets marketing TIM products and 27 shops directly owned by TIM). As of December 31, 2003, 4,191 TIM employees (about 41.8% of its total workforce) were involved in customer service activities.

Cellular Network.    TIM’s GSM network consists of 12,720 radio base stations and 651,544 radio channels (an increase of 3.4% over 2002). The Telecom Italia Group believes that as a result of TIM’s enhancement of the GSM service and increased coverage, TIM’s network is in line with the best European GSM networks. TIM’s TACS network consists of 2,715 radio base stations and 40,090 radio channels. TIM has reduced the level of investment in its TACS network as the number of TACS customers has decreased.

Services—International.    TIM continued to consolidate its role in the international mobile market during 2003. TIM International’s presence is now primarily concentrated in Latin America and in the Mediterranean

Basin. In December 2003, in addition to customers in Italy, TIM had 18.4 million total managed lines in its subsidiaries abroad (including minorities), corresponding to 9.5 million proportionate lines (weighted for TIM’s stake in each company). 45.3% of TIM’s international lines are European mobile lines (other than Italian mobile lines) while 54.7% are Latin American mobile lines. See “—Companies Controlled by TIM International”.

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

On July 31, 2003, a cooperation agreement was signed as part of the alliance of TIM, Orange S.A., T-Mobile and Telefónica Móviles. The agreement established the context for developing widespread collaboration and to highlight the joint effort to provide an experience “without borders” to all customers in the geographical areas in which the companies operate.

The FreeMove alliance, which is initially operating in Europe in the primary service areas of the four mobile companies, will reach nearly 170 million customers in twenty one countries. Its goal is to expand and to include in the project all the activities of each company on a worldwide level.

The initial products and services provided will allow customers who use prepaid cards to utilize their mobile phones in a larger number of countries than is currently possible, enjoying their usual services—e.g. voicemail and assistance—even when traveling abroad. The service of recharging prepaid cards abroad will gradually become available. In addition, GPRS and MMS roaming will then become available in the leading countries in Western Europe. One of the objectives of the four operators is also to improve services for businesses.

The main goals of the alliance and the corresponding supporting actions are:

•	increase roaming services and correlated voice and data traffic;

•	reduce costs, leveraging on stronger purchase power towards suppliers;

•	improve customer proposition by offering state-of-the-art/exclusive terminals for FreeMove Alliance members. Preferential supply agreements have already been signed with Siemens and Motorola;

•	strengthen operators’ brand and positioning by means of higher quality service perception; and

•	improve competitive positioning on the Multinational company market by offering “one stop shop” solutions.

The alliance’s partners shall also guarantee roaming for third generation services within the end of the year.

TIM is focusing its efforts on becoming a technological and marketing partner for its affiliates. Examples of synergies implemented among TIM and affiliated companies are represented by the commercial launches of TIM Celular (formerly TIM Sao Paulo) in 2002 and TIM Perú in 2001. TIM’s strategy for international development focuses on consolidation in countries where new markets have greater growth potential. Targeted countries include Brazil (for GSM services), Perú and Venezuela. These markets currently have low penetration rates and dense populations made up of young consumers who are more oriented towards value added services. See “—Companies Controlled by TIM International”.

Holdings of International Operations

As a result of a corporate reorganization completed at the end of 2000, TIM acquired 100% of STET Mobile Holding (“SMH”), the international holding company of the Telecom Italia Group holding substantially all of the Telecom Italia Group’s wireless investments outside of Italy. On December 28, 2001, SMH merged with TIM International, the holder of stakes in Digitel and Is TIM. TIM International is managed by TIM and the international results have been fully consolidated with TIM’s results since January 1, 2001. In January 2001, TIM Brasil, a wholly owned subsidiary of TIM International, was formed to act as a sub holding company for the subsidiaries which acquired PCS licenses in Brazil (TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte). In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. In December 2002, within the framework of the corporate reorganization process, TIM Sao Paulo was merged with TIM Celular Centro Sul and TIM Rio Norte and, in

January 2003, changed its name to TIM Celular. In September 2003, Bitel Participaçoes merged its controlling company, TIM Brasil S.A., and changed its name to TIM Brasil Serviços e Participaçoes S.A. In December 2003, following the approval of the Boards of Directors of the Brazilian companies, owners of the 80% interest of Blah! S.A. - formerly TIMNet.com S.A. (Tele Nordeste Celular, Tele Celular Sul, Maxitel and TIM Celular), such stake has been sold to TIM International N.V., that became the sole owner of Blah! S.A.

Digitel and Maxitel, whose controlling stake was acquired at the end of 2000 have been fully consolidated with TIM’s results since January 1, 2001.

At December 31, 2003, the overall number of TIM lines calculated on a proportionate basis, in Italy and internationally was approximately 35.6 million. There are approximately an additional 2.2 million equity mobile lines calculated on a proportionate basis that are part of the Telecom Italia Group.

The following tables list the countries in which TIM (through TIM International) currently has operations, the ownership interest in each operator and the number of lines for each operator. Until February 29, 2004, all the Latin America companies owned by TIM International were coordinated by Latin America Operations. Starting from March 1, 2004, the Latin America Operations function is no longer operational (please see South America for further details).

Controlled Operations

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2003
				(millions)
Europe
Greece	STET Hellas	81.40		2.4
Latin America
Brazil	Maxitel Tele Nordeste Celular(*) Tele Celular Sul(*) TIM Celular	100.00 22.52 22.21 100.00	(1) (2) (3)	1.6 2.2 2.1 2.5
Perú	TIM Perú	100.00		0.6
Venezuela	Digitel	67.12	(4)	1.2

(*)	Represents total of shares held; these entities are consolidated as the Group owns over 50% of the voting common stock.
(1)	In February 2002, TIM Brasil acquired 10% of ordinary shares of Maxitel, corresponding to 3.33% of the total capital.
(2)	During 2003, the interest in Tele Nordeste Celular increased by 1.34%.
(3)	During 2003, the interest in Tele Celular Sul increased by 1.53%.
(4)	In May 2003, TIM International increased its interest in Digitel, through a share capital acquisition, by 0.56%. On April 20, 2004, TIM signed an agreement to acquire the remaining 32.88% of Digitel’s share capital from its minority shareholders. Upon completion of the transaction, TIM International will own 100% of Digitel’s share capital. See “—Recent Developments During 2004 —TIM’s stake in Digitel”.

Affiliated Companies

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2003
				(millions)
Europe
Czech Republic	T-Mobile CZ (formerly Radiomobil)	4.35		3.9
Turkey	Aria—Is TIM	40.00	(1)	2.0

(1)	On February 19, 2004, Is TIM was merged with Aycell. The new company (TT&TIM) resulting from the merger is currently held by TIM International (40%), Turk Telekom (40%) and by the Is Bank group (20%). Please see below “—Other investments held by TIM International—Turkey”.

Companies Controlled by TIM International

Europe

Greece

The Telecom Italia Group’s first international investment in Western Europe was the establishment of STET Hellas. STET Hellas was awarded one of two GSM licenses granted in Greece, in the 900 Mhz frequency band, and commenced commercial services in June 1993.

In July 2001, the company was awarded a UMTS license, for €145 million (of which approximately €101 million has already been paid) and a DCS 1800 license for €26 million. At December 31, 2003, STET Hellas had approximately 2.4 million lines. In 2003, operating revenues were €805 million against €689 million in 2002, gross operating profit was €287 million compared to €255 million in 2002 (a 12.5% increase) and operating income was €166 million against €131 million in 2002 (an increase of 26.7% compared to 2002). The improvement in the economic performance was due to the increase of the revenues, mainly due to significant growth in outgoing traffic.

In January 2004, STET Hellas commercially launched UMTS services in Greece. STET Hellas also announced, in February 2004, the change of its commercial brand to TIM. The adoption of the re-branding is a joint strategic initiative of STET Hellas and TIM to strengthen the image of the Greek operator.

STET Hellas was listed on NASDAQ and on the Amsterdam Stock Exchange in June 1998 through an initial public offering of American Depositary Shares on NASDAQ and of Dutch Depositary Receipts on the Amsterdam Stock Exchange. After completion of the initial public offering, the Telecom Italia Group’s stake through TIM International was reduced from 74.8% to 58.14%. In February 2001, a stake of 1.14% was acquired by TIM International. In October 2001, TIM International subscribed to a capital increase to finance the acquisition of its new business, and its stake rose to 63.95%. In August 2002, TIM International acquired the 17.45% stake of Verizon, its original joint venture partner. Consequently, the TIM group’s interest in STET Hellas is now 81.40%.

Latin America

Brazil

In 2001, TIM Brasil (a wholly owned subsidiary of TIM International) was incorporated to act as a sub holding company for TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte. In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. Consequently, TIM Brasil remained the holding company for all the Brazilian subsidiaries. In September 2003 Bitel Participaçoes S.A. merged with the controlling company TIM Brasil and changed its name to TIM Brasil Serviços e Participaçoes S.A.. In December 2003, following the approval of the Boards of Directors of the Brazilian companies holding an 80% interest of Blah! S.A.—formerly TIMNet.com S.A. (Tele Nordeste Celular, Tele Celular Sul, Maxitel and TIM Celular), such stake was sold to TIM International N.V., that became the sole owner of Blah! S.A..

Tele Nordeste Celular Participaçoes group.    A controlling interest in Tele Nordeste Celular Participaçoes, a supplier of mobile telephone services in the regions of Alagoas, Cearà, Paraiba, Pernambuco, Piaui and Rio Grande do Norte, was acquired in 1998. At the end of 2003, in a market with a penetration level of 16%, Tele Nordeste had 2.2 million lines (an increase of 12.8% compared to 2002), corresponding to a market share of approximately 47%.

In 2003, Tele Nordeste Celular reported operating revenues of Brazilian reais 1,080 million (€311 million), an increase of 9.8% in local currency compared to 2002; gross operating profit of Brazilian reais 509 million (€147 million), a decrease of 2.7% in local currency compared to 2002; and operating income of Brazilian reais 279 million (€80 million), an increase of 3.0% in local currency compared to 2002.

Tele Celular Sul Participaçoes group.    A controlling interest in Tele Celular Sul Participaçoes, a mobile telephone operator in the states of Paranà, Santa Caterina and in the city of Pelotas, was acquired in 1998. In 2003, Tele Celular Sul had 2.1 million lines (an increase of 19.3% compared to 2002) representing an overall market share of 55%. In 2003, Tele Celular Sul reported operating revenues of Brazilian reais 1,202 million (€346 million), an increase of 19.0% in local currency compared to 2002; gross operating profit of Brazilian reais 486 million (€140 million), an increase of 15.2% in local currency compared to 2002; and operating income of Brazilian reais 245 million (€71 million), an increase of 27.6% in local currency compared to 2002.

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

At the end of 2003, Maxitel had 1.6 million lines (an increase of 15.4% compared to 2002).

In 2003, Maxitel reported operating revenues of Brazilian reais 890 million (€256 million), an increase of 17.9% in local currency compared to 2002, due to an increase in traffic; gross operating profit of Brazilian reais 316 million (€91 million), an increase of 7.8% in local currency compared to 2002. Operating income was Brazilian reais 62 million (€18 million).

TIM Celular.    On February 13, 2001, TIM’s subsidiaries TIM Sao Paulo and TIM Celular Centro Sul acquired PCS licenses in Brazil respectively in the regions of São Paulo and in the Districto Federal, in the middle/west and south region. On March 13, 2001, TIM Rio Norte acquired PCS licenses in the Northern and in the Rio de Janeiro and Espirito Santo states. On October 18, 2002, the three companies launched GSM services. In December 2002, within the framework of the corporate reorganization process, TIM Sao Paulo merged with the other two companies and, in January 2003, changed its name to TIM Celular.

The company operates mobile network services using GSM technology in the north of Brazil, in the middle/west and south region and in the states of São Paulo, Rio de Janeiro and Espirito Santo and in the Districto Federal.

At the end of 2003, TIM Celular had 2.5 million lines. In 2003, TIM Celular reported operating revenues of Brazilian reais 1,258 million (€362 million); a loss in gross operating profit of Brazilian reais 833 million (€240 million) compared to a loss of Brazilian reais 472 million in 2002; and an operating loss of Brazilian reais 1,278 million (€368 million) compared to a loss of Brazilian reais 521 million in 2002.

Perú

In March 2000, TIM Perù was awarded the third mobile PCS license in the country at a cost of US$180 million. The license has a duration of 20 years, is renewable, and provides for the supply of mobile telecommunications service on the 1900 MHZ frequency band. The license permits TIM Perú to request licenses for supplementary services, including basic and long distance telephone services. These licenses were obtained in March 2001 and October 2001.

The Telecom Italia Group has elected to use GSM technology for its mobile services in Perú consistent with the development of a Latin American platform and GSM roaming worldwide.

At the end of 2003, TIM Perù had 623,000 lines (an increase of 57.7% compared to 2002).

In 2003, TIM Perú reported operating revenues of 502 million Nuevo Soles (€128 million), a gross operating profit of 26 million Nuevo Soles (€6 million) and an operating loss of 128 million Nuevo Soles (€32 million) against an operating loss of 201 million Nuevo Soles (€61 million) in 2002.

Venezuela

In December 2000, TIM acquired a 56.6% stake in Digitel, a Venezuelan mobile operator. The amount paid for this acquisition was approximately US$363 million (of which approximately US$107 million was in the form of a capital increase and the balance was in the form of a share purchase). In December 2002, TIM International acquired a further 10% of Digitel’s share capital for €32 million. In May 2003 TIM International acquired a further 0.56% of the company shares, consequently, as of December 31, 2003 the TIM group’s interest in Digitel increased to 67.12%. Digitel was awarded a 900 MHZ 20-year renewable GSM license in January 1998 and is operating in the Venezuelan Central Region, which, including Caracas and other major cities, is the most important economic region of Venezuela, with 60% of the national GDP.

In 2002, Digitel changed its network architecture with the choice of Nokia as a main supplier, updated its technologies for prepaid services and launched GPRS and MMS services.

At the end of 2003, Digitel had approximately 1.2 million lines (an increase of 29% compared to the end of 2002).

In 2003, Digitel reported operating revenues of 299 billion Bolivares (€148 million), an increase of 14.7% in local currency against operating revenues of 260 billion Bolivares in 2002; gross operating profit of 90 billion Bolivares (€45 million) compared to 51 billion Bolivares in 2002; and an operating loss of 20 billion Bolivares (€10 million), an improvement of 34.5% against an operating loss of 30 billion Bolivares in 2002.

For further details about pending litigation and other developments relating to Digitel and TIM International, pleaase see “—Events subsequent to December 31, 2003 and “Item 8. Financial Information—Legal Proceedings” for further details.

Other investments held by TIM International

Czech Republic

The Telecom Italia Group holds a 7.16% interest in C-Mobil B.V., a company which owns a 60.76% interest in T-Mobile CZ (previously known as Radiomobil), a mobile telecommunications operator, which in March 1996 won a GSM license in the Czech Republic.

As of December 31, 2003, T-Mobile CZ had more than 3.9 million customers. T-Mobile CZ had operating revenues of €768 million and gross operating profit of €339 million in 2003.

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

In September 2000, the Telecom Italia Group and Is Bank formed Is TIM, that, under the brand name “Aria”, launched GSM services on March 21, 2001. According to the agreements with Is Bank, TIM was responsible for the technical and commercial operation of Is TIM. In December 2000, 49% of Is TIM was transferred to TIM International B.V. (now TIM International N.V.).

At the end of 2003, Aria—Is TIM had a customer base of approximately 2 million lines and it reported operating revenues of 211,013 billion Turkish lire (€121 million) and an operating loss of 759,490 billion Turkish lire (€435 million). These results are due to the consequence of the difficulties faced by Aria—Is TIM in developing its mobile business, because of the Turkish regulatory scenario. In fact beginning with the award of the license, some measures which should have fostered effective competition and permitted a new entrant to compete against incumbent operators (roaming arrangements in particular), did not effectively take place. These measures are essential in the light of international experience to foster competition and pursuant to applicable legislation in Turkey. Aria—Is TIM and its shareholders made repeated and formal efforts to have the situation rectified but was “de facto” prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender. Aria—Is TIM filed a request for arbitration with the International Chamber of Commerce against the authority for telecommunications which, as a result of the joint venture with Turk Telecom described below, has since been discontinued.

From a financial standpoint, at the end of 2002, Telecom Italia, in conjunction with TIM, concluded that the competitive conditions which would permit TIM to earn a return of investment did not exist. Facing this situation Telecom Italia and TIM wrote off their investment in Aria—Is TIM in full. The investment held in Aria—Is TIM was written down (extraordinary loss of €1,491 million) and a provision was added to the reserve for risk and charges related to Aria—Is TIM (€850 million) against the guarantees provided by the Telecom Italia Group to financial institutions and suppliers as creditors of Aria—Is TIM and the loans to Aria—Is TIM by the Telecom Italia Group.

On May 13, 2003, TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) outlining a set of guidelines for the integration of Aria—Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. On February 19, 2004, the merger of Aria - Is TIM with Aycell was completed after receipt of required regulatory approvals. Turk Telekom and TIM hold a 40% stake in the new company and Is Bank Group holds the remaining 20%. Together the two companies have a joint customer base of about 4.5 million customers representing 15% of the total market, and the ambition of TT&TIM, which will start to operate under the two brands of Aria and Aycell, is to compete for the leading position on the Turkish market.

Financial data of the main subsidiaries/affiliated companies

The following table sets forth operating revenues, gross operating profit and operating income for the main national and international subsidiaries/affiliated companies of the Mobile Business Unit on a stand alone basis. The financial data will not tie directly to consolidated segment data due to intercompany, consolidation and other adjustments.

		National Subsidiaries		Affiliated Companies
		TIM		IS TIM T.H.A.S.
		Historical	Pro Forma (1)
		Millions of Euro		Millions of Euro		Billions of Turkish lire
Gross operating revenues	2003 2002 Change (%)(2)	9,469 9,022	8,915 6.2	121 83		211,013 141,276 49.4

Gross operating profit	2003 2002 Change (%)(2)	5,035 4,404	4,529 11.2	(83 (122	) )	(144,814 (207,609 30.2	) )

Operating income	2003 2002 Change (%)(2)	3,863 3,153	3,323 16.3	(435 (420	) )	(759,490 (715,735 (6.1	) ) )

(1)	Pro forma income statement data are net of effects arising from the incorporation of Blu.
(2)	Percentage calculation based on pro forma 2002 compared to historical 2003.

International Subsidiaries
		Mobile South America																		Other subsidiaries
(million)		Tele Nordeste Celular Participaçoes Group		Tele Celular Sul Participaçoes Group		Maxitel S.A.		TIM Celular S.A.				TIM Perù S.A.C.				Corporacion Digitel C.A.				STET Hellas Telecommuni- cations Group
		€	Reais	€	Reais	€	Reais	€		Reais		€		Nuevo Soles		€		Bolivares		€
Gross operating revenues	2003 2002 Change(%)	311 355	1,080 984 9.8	346 364	1,202 1,010 19.0	256 273	890 755 17.9	362 39		1,258 108 —		128 93		502 308 63.0		148 177		298,681 260,378 14.7		805 689 16.8

Gross operating profit	2003 2002 Change(%)	147 189	509 523 (2.7)	140 152	486 422 15.2	91 106	316 293 7.8	(240 (170	) )	(833 (472 (76.5	) ) )	6 (29)		26 (95 —)		45 35		90,207 51,355 75.7		287 255 12.5

Operating income	2003 2002 Change (%)	80 98	279 271 3.0	71 69	245 192 27.6	18 27	62 74 (16.2)	(368 (188	) )	(1,278 (521 —	) )	(32 (61	) )	(128 (201 36.3	) )	(10 (20	) )	(19,702 (30,070 34.5	) )	166 131 26.7

Major 2003 corporate events/scope of consolidation

On March 28, 2003, STET Hellas acquired from IT Telecom S.p.A. the full stake in Telesoft Hellas S.A., a company that developed software for telecommunications, and, as of November 14, 2003, merged it into STET Hellas.

On September 26, 2003, TIMNet.com S.A. changed its name to Blah! S.A., thus completely identifying the name of the company with its commercial trademark.

On September 30, 2003, the merger of TIM Brasil S.A. and Bitel Participaçoes S.A. became effective. The acquiring company took the name of TIM Brasil Serviços e Participaçoes S.A. (in shortened form, TIM Brasil). The transaction is part of the process currently underway to simplify the Group structure.

In December 2003, following the approval of the Boards of Directors of the Brazilian companies, owners of the 80% interest of Blah! S.A. - formerly TIMNet.com S.A. (Tele Nordeste Celular, Tele Celular Sul, Maxitel and TIM Celular), such stake was sold to TIM International N.V., that became the sole owner of Blah! S.A..

Events subsequent to December 31, 2003

TIM’s stake in Digitel

On April 19, 2004, TIM International agreed to settle several lawsuits between TIM International and all the other shareholders of Digitel. The lawsuits concerned the covering (which was performed in 2003) of losses for the fiscal year 2002. According to the terms of the settlement, TIM International agreed to acquire the shares held by all the other shareholders (corresponding to 32.88% of Digitel’s share capital) for U.S.$110 million. As a consequence of the settlement, TIM International will have total control of the Venezuelan company. The effectiveness of the settlement is subject to certain conditions, the most important of which are: the waiver by all the other shareholders to any further request or lawsuit against TIM/Digitel, and the dismissal of the arbitration proceeding initiated in New York (under the International Chamber of Commerce’s rules) between TIM International and Venconsul. The difference between the fair market value of the shares to be acquired and the acquisition price agreed to in the settlement has been covered by a reserve for risks and charges.

Merger of the Tele Nordeste Celular Participações group companies and rationalization of the Brazilian subsidiaries

On January 30, 2004, the extraordinary Shareholders’ Meeting approved the merger of the operating companies controlled by Tele Nordeste Celular (Telasa Celular, Telpa Celular, Telern Celular, Teleceará Celular and Telepisa Celular) by Telpe Celular. As a result, Telpe Celular’s name was changed to TIM Nordeste Telecomunicações S.A..

The objective of the merger of the operating companies by Telpe Celular was to integrate the activities of the six operating companies that pertain to a same business group, taking advantage of synergies, allowing for the expansion of Telpe Celular’s operations, reducing expenses relating to maintaining six distinct legal structures and concentrating the liquidity of shares of operating companies controlled by Tele Nordeste Celular.

On May 28, 2004, the Boards of Directors of Tele Celular Sul Participações and Tele Nordeste Celular Participações (both controlled by TIM Brasil) approved the commencement of a transaction for the merger by incorporation of Tele Nordeste Celular Participações into Tele Celular Sul Participações. The shares of both companies are traded on the Sao Paolo Stock Exchange (Bovespa) and on the NYSE (in the form of ADRs, or American Depositary Receipts).

The merger envisages the issue of new shares by Tele Celular Sul Participações which will be assigned, with the same class designation, to the shareholders of Tele Nordeste Celular Participações. The merger will be notified to the Agencia Nacional de Telecomunicaçoes (Anatel) in Brazil and the new shares will need to be registered with the SEC. At the end of the transaction, Tele Celular Sul Participações will be controlled by TIM Brasil and its shares will continue to be listed on both the Bovespa and the NYSE.

Merger of Aria – Is Tim

On February 19, 2004, the merger of Aria—Is Tim—the mobile operator owned by TIM (49%) and Is Bank Group (51%)—with Aycell, the GSM operator entirely held by the state owned fixed-line operator Turk Telekom, was completed.

The integration process, which began last May with the execution of an agreement establishing the guidelines for the merger of Aria—Is Tim and Aycell, was completed after all the approvals of the relevant Authorities were obtained.

TIM and Turk Telekom own a 40% stake in the new company (TT&TIM) each and Is Bank Group holds 20%.

Today the two companies have a joint customer base of about 4.5 million customers representing 15% of the total market, and the ambition of TT&TIM, which will start to operate under the two brands of Aria and Aycell, is to compete for the leading position on the Turkish market.

Acquisition of Innovative Services Business Segment

The sale by IT Telecom S.p.A. of its Innovative Services Business Segment to TIM S.p.A. was completed as of April 1, 2004; the activities of this business segment are conducted in the innovative services field, based on IP networks and oriented towards the business and mass-market sectors, and they are related to the development and maintenance of software for telecommunications. The sale price, based on an evaluation by Milestone Advisory House S.p.A., was agreed at €23 million, 551 staff units were also transferred.

Contribution of Specialized Business Software Segment

In March 2004, under Telecom Italia Group’s program for information technology, TIM contributed a business segment which develops and maintains software applications in the SAP environment to the company Shared Service Center, a limited liability consortium company. The value of the business segment was determined by an expert appointed by the Milan Courts at €65 thousand.

South America

All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) were coordinated by Latin America Operations (LAO) until February 29, 2004 and were developed in accordance with the Telecom Italia Group’s overall strategic plan. From February 2003 to February 2004, Latin America Operations reported directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunications. Since March 1, 2004, the Latin America Operations function is no longer operational and the Business Units have been given responsibility for the results of the subsidiaries for which they are accountable in Latin America. In particular, the Wireline and Mobile Business Units have been given responsibility for the results and the day-to-day operations of the wireline and mobile operations, respectively, of such subsidiaries.

As of December 31, 2003, LAO was organized as follows:

LATIN AMERICA OPERATIONS

Subsidiaries		Affiliated
• TIM Brasil Group • TIM Perù S.A.C. • Corporacion Digitel C.A. (Venezuela)	• Entel Chile Group • Entel Bolivia Group • Telecom Italia America Latina	• Telecom Argentina Group

A description of the companies providing mobile services (TIM Brasil group, TIM Perù and Corporacion Digitel) is provided under “—Mobile—Companies Controlled by TIM International—Latin America”.

International Strategy in Latin America

The Telecom Italia Group’s international strategy in Latin America has the following objectives:

•	consolidate the Telecom Italia Group’s presence in mobile and in the fixed-mobile integrated business;

•	maximize return on investments and focus on sustainable growth;

•	invest in high-growth market segments, such as wireless, data and broadband, through the creation of a common GSM platform and through the launch of VAS services based on state-of-the-art technologies that provide synergies to the Telecom Italia Group;

•	enhance the value of shareholdings, maximizing efficiency and cash cost control particularly on legacy services; and

•	strengthen its role of strategic partner in the current operations by increasing the transfer of the Telecom Italia Group’s technological expertise and marketing know-how.

Latin America Companies Controlled by Telecom Italia International

Chile

Telecom Italia International has a 54.76% stake in Entel Chile which was until 1994 the monopoly long distance operator in Chile. During the last ten years the Entel Chile Group has significantly enlarged its activities becoming a full operator maintaining its leadership positioning in the long distance segment while introducing mobile services, through its two PCS licenses acquired in 1998, as well as local, internet and data services.

Since introducing mobile services, Entel Chile has achieved the leading position in wireless telecommunications with a 40.5% market share representing approximately 2,684,000 mobile lines at the end of 2003 (an increase of 17.1% compared to 2002).

Consolidated operating revenues during 2003 were €962 million representing a significant decline (a decrease of 21.3%) against 2002. During this same period the Chilean peso declined in value by 19.8% against the Euro. In local currency terms Entel Chile also recorded a decrease in revenues of 5.8% due to a sharp decline in the wireline segment (a decrease of 15.5%), mainly due to the negative performance of long distance operator Americatel (an affiliate of the Chilean Group in the USA) which has been negatively impacted by the unexpected strengthening of the competitive position of the Competitive Local Exchange Companies (CLECs), and the continuous growth of mobile revenues (an increase of 6.4%).

During the last two years the Company has focused on reducing costs and capital expenditures levels, seeking to improve its margins as well as growth in profitability and cash generation.

The operating profit of 2003 reached €134 million, an increase of 5.7% against 2002 in local currency; return on investments (ROI) reached 10.5% at the consolidated level, and net financial debt was reduced by 22.3%, lowering the debt ratio (net financial debt/net invested capital) to 40% (48% in 2002).

During the second half of 2003, Chile began to show higher Gross Domestic Product (GDP) growth rates implying better demand expectations for 2004 and also taking account of the overall stable political situation. Nevertheless, mobile tariff regulation (January 2003) implies a negative impact on wireless revenues, due to a decrease in access charges to the mobile networks of around 30%, which will be offset only partially by traffic demand elasticity (calls from the fixed network), price increases and growth of mobile VAS revenues.

During 2002, Entel Chile launched a WLL (Wireless Local Loop) business in order to penetrate the growing broadband market. However, during 2003, Entel Chile faced significant competition in broadband from the CATV (Cable TV) operators, as well as the ADSL offer of the incumbent (now Telefonica Chile). The Entel Chile Group—within its wireline activities—is still considering how to cope appropriately with its lack of local access.

Bolivia

Telecom Italia International holds indirectly a 50% stake in Entel Bolivia, the Bolivian national long distance and international telephony operator, which was acquired in 1995. Local regulations established that until November 2001, when liberalization of the market began, long distance telecommunications services would be provided by Entel Bolivia under a monopoly system. In 2001 complete deregulation of the telecommunication market took place, carrier selection was introduced and local access, previously in the exclusive hands of cooperatives, was liberalized.

During 2003, operating revenues were €151 million, a decrease of 18.8%, primarily attributable to the weakening of the Bolivian currency against the euro, although revenues in local currency increased by 4.1%. Revenue growth was mainly driven by the mobile business (an increase of 23.5%) where the company maintains its strong market leadership (75%), while the wireline business registered a decrease of 10.8% due to the general market contraction related to an unstable political and economic environment during the course of 2003, as well as to aggressive competition.

An efficiency plan applied to both operating and capital expenditures together with a significant reduction of the interconnection costs resulted in important improvements in productivity and profitability. The 2003 gross operating profit was €71 million or 26.6% over 2002 and 47% over revenues.

As of December 31, 2003, Entel Bolivia had 783,000 mobile lines, up 69.5% from the end of 2002, and 49,000 fixed lines subscribers, substantially stable when compared with 2002.

Latin America Affiliated Companies

Nortel Inversora

In December 2003, the France Telecom Group and the Telecom Italia Group contributed their respective stakes in Nortel (corresponding in total to 67.78% of its capital) to a new Argentinean registered holding company, Sofora Telecomunicaciones S.A. which had been organized in September 2003 and was held 50% by the Telecom Italia Group and 50% by the France Telecom Group. On December 19, 2003, France Telecom transferred to the Werthein Group (Argentinean Group) a 48% stake in the Sofora Telecomunicaciones share capital for U.S.$125 million, including a call option on the remaining 2%, exercisable from January 31, 2008 to December 31, 2013. In order to discipline their relationship, Telecom Italia, Telecom Italia International and Werthein Group executed a shareholders’ agreement. Moreover, Telecom Italia International purchased from Werthein Group two call options for U.S. $60 million. The first one for the purchase of 48% of Sofora Telecomunicaciones share capital which can be exercised within 30 business days after December 31, 2008, and the second one for the purchase of an additional 2% of Sofora Telecomunicaciones share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The current interest of 50% the Telecom Italia Group holds in the Nortel ordinary share capital (through Sofora Telecomunicaciones) is the result of acquiring an initial share of 32.5% in 1990 for approximately U.S.$33 million and a further share of 17.5% in August 1999 for approximately U.S.$265 million.

Nortel currently owns 54.74% of Telecom Argentina, which until October 1999 operated the telecommunications network in the northern part of Argentina (including Buenos Aires) among others, fixed-line and mobile telecommunications operations, international services, data transmission services, value-added services and directories publishing. Since October 1999, the Argentinean market has been progressively liberalized, and as a consequence of this Telecom Argentina has expanded its operations to the entire national territory. In June 1999, Telecom Argentina also expanded its mobile telecommunications services, by acquiring new licenses in the PCS technology, for a total amount of U.S.$327 million.

At the end of 2003, Telecom Argentina had accumulated 3.3 million fixed-line network subscribers. Its subsidiary Telecom Personal (including Nucleo – Paraguay) which is a leading company in the wireless segment (both in revenues and customers), accumulated more than 3.1 million mobile lines (81% with prepaid cards), with a market share of 34% in Argentina. The group is moving to GSM technology with an investment of U.S.$26 million during 2003.

In the Internet sector, there were approximately 200,000 subscribers (155,000 access clients and 45,000 broadband clients with a market share of 19%).

During 2003, the Argentine economy recovered partially from the significant economic decline which occurred during 2002. As a result, Telecom Argentina’s fixed clients increased by 2% compared to December 2002. The mobile segment recovered strongly during 2003, both in traffic terms (an increase of 21%) and clients (an increase of 15%). However, the partial political economic recovery was due to growth in the international environment (particularly high commodity prices and low interest rates) and not to structural changes in the country. The country remains in default, negotiating with the International Monetary Fund (IMF) and its private creditors. Negotiations with the national government on applicable tariff to fixed telephony is pending.

As a result of the economic recession in February 2002, Telecom Argentina hired Morgan Stanley as financial advisor to explore restructuring alternatives to reduce its outstanding debt. Telecom Argentina defaulted on certain indebtedness in April 2002 and stopped paying interest on its debt in June 2002. As part of its restructuring plan, during 2003, based on a voluntary tender offer that terminated on June 2, 2003, (with a subscription rate of 44%), Telecom Argentina repurchased U.S.$292 million principal amount of its debt using cash of U.S.$161 million at a price of 55% of face value. In addition Telecom Argentina paid the full amount of the interest accrued as of June 24, 2002 and 30% of the interest accrued from June 25, 2002 to December 31, 2002.

On January 9, 2004, Telecom Argentina announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt. Telecom Argentina proposes to implement its proposal pursuant to an “Acuerdo Preventivo Extrajudicial”, or an out-of-court restructuring agreement governed by Argentine law (“APE”).

Under the proposal, Telecom Argentina proposes to restructure all of its outstanding unsecured financial debt by issuing new unsecured notes with new terms and/or by paying cash consideration in accordance with the different options included in the proposal. The proposal has been filed with the relevant authorities in Argentina, USA and Italy in May; once due authorizations and clearance are received, solicitation for creditors’ consent to the restructuring will start.

In 2003, Telecom Argentina continued to implement a cost and investment optimization process in order to improve cash flow. The use of this strategy is expected to continue for the foreseeable future.

In 2003, the Telecom Argentina group recorded consolidated operating revenues of Argentine Pesos 3,746 million (€1,123 million). The gross operating profit was Argentine Pesos 2,218 million (€665 million) and the operating income was Argentine Pesos 281 million (€84 million).

Financial data of the main subsidiaries/affiliated companies

The following table sets forth operating revenues, gross operating profit and operating income for the main subsidiaries/affiliated companies of the South America Business Unit on a stand alone basis. The financial data will not tie directly to consolidated segment data due to intercompany, consolidation and other adjustments.

		Subsidiaries				Affiliated
(million)		Entel Chile Group		Entel Bolivia Group		Telecom Argentina Group
		€	Pesos	€	Bolivians	€	Pesos
Gross operating revenues	2003 2002 Change (%)	962 1,223	750,980 797,171 (5.8)	151 186	1,312 1,260 4.1	1,123 1,127	3,746 3,983 (6.0)

Gross operating profit	2003 2002 Change (%)	336 381	262,344 248,256 5.7	71 72	615 489 25.8	665 684	2,218 2,417 (8.2)

Operating income	2003 2002 Change (%)	134 151	104,289 98,678 5.7	11 2	97 15 —	84 1	281 2 —

Major 2003 corporate events/scope of consolidation

During 2003, the Telecom Italia Group, through Telecom Italia International (the primary vehicle by which the Telecom Italia Group holds its international wireline and integrated mobile/fixed-line investments), continued pursuing its targets, supporting the growth of its majority owned subsidiaries and focusing on rationalization of other investments.

The following key transactions were finalized during 2003:

•	In January 2003, the Telecom Italia Group disposed of its stake (28.57%) held in GLB Servicos Interativos (Globocom) to TVGlobo LTDA for a consideration of U.S.$ 15 million. As a result of such transaction, the Telecom Italia Group realized a net gain of €4 million.

•	In September 2003 and December 2003, the reorganization of the share ownership structure of Nortel. See “—Latin America Affiliated Companies—Nortel Inversora.”

Events subsequent to December 31, 2003

Effective March 1, 2004, under the plan to consolidate Telecom Italia’s presence in Latin America, Latin America Operations was disbanded and Telecom Italia Latam assumed the role of “delocalized” corporate office at continental level in Latin America.

Internet and Media

During 2003, the Internet and Media Business Unit was significantly reorganized as a result of the spin-off and sale of New SEAT through which Telecom Italia disposed of its directories, directories assistance and business information business segments of the SEAT group. As a result of this disposition the remaining businesses of the Internet and Media Business Unit, now held through Telecom Italia Media, provide access and content services to retail and business customers through the Internet, television and telephone.

Starting from August 8, 2003, the Internet and Media Business Unit operates in the following segments: internet services, television, office products and services and business information and professional publishing.

As of December 31, 2003, the Business Unit is organized as follows (the table shows the main companies/consolidated activities):

INTERNET AND MEDIA

INTERNET	TV	NEWS	OFFICE PRODUCTS	PROFESSIONAL PUBLISHING
Tin.it Matrix	Holding Media e Comunicazione Group	TM News (*)	Buffetti Group CiPi (**)	GPP

*	Purchased on September 30, 2003.
**	Sold on January 29, 2004.

Internet Services

Telecom Italia Media offers a full range of Internet services, consisting of:

•	internet access services;

•	portal services;

•	on-line advertising services; and

•	web services.

Internet Access Services

Through Tin.it, Telecom Italia Media provides Internet access services to residential, SOHO and SME Internet users. The SOHO market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home. The SME market consists of businesses having between 3 and 50 employees.

Tin.it offers two principal access subscription plans:

•	free access (Tin.it Free); and
•	premium access (dial-up, ISDN and ADSL access).

At December 31, 2003, Tin.it’s subscriber base amounted to approximately 2.5 million active users (defined as users who connect to the Internet at least once every 45 days).

Million	2001	2002	2003
Active users(1)	1.8	2.2	2.5

(1) Active users include Telecom Italia’s ADSL Alice subscribers to whom Tin.it provides certain services.

During 2003, Telecom Italia Media enhanced its Tin.it brand and range of products, developing, in particular, the ADSL connection based on usage. This enhancement marked an increase in the customer base (Alice, ADSL of Telecom Italia, +Tin.it).

Portal Services

Telecom Italia Media provides portal services through Matrix, which operates the Virgilio portal.

Virgilio is a leading Italian portal, with approximately 6.6 billion web page views in 2003 and approximately 5.3 billion web page views in 2002, that caters to the Italian speaking community on the Internet.

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

In 2003, Virgilio launched the new version of “Virgilio Ricerca” with a significant increase in traffic and turnover. Product innovation is one of the most important basis for future evolution of Virgilio and it represented the primary focus for investment during 2003.

“Virgilio Viaggi”, the on-line travel agency, was entirely renewed and launched just before summer 2003 with increasing levels of traffic and advertisement.

On-line Advertising Services

Matrix’s division Active Advertising is a leading on-line advertising agency in Italy and has arrangements with approximately 20 Italian websites to provide advertising services.

Web Services

Telecom Italia Media provides web services through Tin.it and Matrix Communication.

Television

Telecom Italia Media provides television services through Holding Media e Comunicazione S.p.A. which holds the broadcasting licenses for La7 and MTV Italia.

La7 provides news information on a 24-hour basis, and is currently cooperating with the Internet Services business segment to provide on-line news information through the use of video-streaming technology. La7 started broadcasting under an all news format on March 18, 2002.

MTV Italia is a television channel providing music programs on a 24-hour basis. The brand MTV is a well known brand in the music industry and in the television network business. MTV Italia started broadcasting its programs on May 1, 2001.

During 2003, the broadcaster La7 sought to consolidate its editorial image, its brand awareness and its programs. In particular, La7 is now perceived as a high-quality broadcaster and its Auditel audience ratings are now regularly over 2% (1.8% for the same period last year). Over the same period, MTV continued to reign as Italy’s premier youth television channel, with increasing revenues (an increase by 25.5% from €51 million in 2002 to €64 million in 2003) and an operating profit, after the operating loss recorded in 2002. Growth in gross advertising sales for television segment (La7 and MTV), increased by approximately 40% compared to 2002.

In late 2003, LA7 and MTV began digital terrestrial television trials in the main cities in Italy. By March 2004, a total of 4,000 households selected by specialist companies took part in trials. In observance of company plans and in compliance with broadcast industry regulations, Telecom Italia Media Group television stations have taken steps to acquire the frequencies and equipment necessary to establish a digital terrestrial broadcast network in compliance with the requisites needed for authorization to set up a digital terrestrial television operator company.

Office Products and Services and Business Information

Through Gruppo Buffetti S.p.A. (“Buffetti”), during 2003 Telecom Italia Media was a leading distributor of office products and business solutions in Italy.

Professional Publishing

Through GPP, Telecom Italia Media has interests in companies publishing specialized information in the hotel, restaurant and entertainment industry, in electronics, information technology and audiovisual communication and in ceramics, architecture and urban design sectors.

Financial data of the main subsidiaries

The following table sets forth operating revenues, gross operating profit and operating income for the main subsidiaries of the Internet and Media Business Unit on a stand alone basis. The financial data will not tie directly to consolidated segment data due to intercompany, consolidation and other adjustments.

		Parent Company			National Subsidiaries
(millions of Euro)		Telecom Italia Media			Matrix		Holding Media and Comunicazione Group		Buffetti Group
		Historical(1)	Pro Forma(1)
Gross operating revenues	2003 2002 Change (%)	743 1,152 (35.5)	223 115 94.1		36 28 28.2		113 88 27.8		156 171 (8.8)

Gross operating profit	2003 2002 Change (%)	300 545 (45.0)	20 3 —		3 (7 —)		(29 (45 36.2	) )	8 10 (17.3)

Operating income	2003 2002 Change (%)	158 348 (54.7)	(25 (51 51.0	) )	(5 (15 68.2	) )	(51 (64 20.3	) )	2 4 (63.8)

(1)	In order to allow a better understanding of the results of the business managed by Telecom Italia Media after the SEAT Spin-off, the “figures” are presented on an historical and pro forma basis.

Major 2003 corporate events/scope of consolidation

On May 9, 2003, the SEAT extraordinary shareholders’ meeting approved the proposed proportional spin-off of substantially all of the Directories, Directory Assistance and Business Information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003. On the same date, the corporate name of old SEAT became “Telecom Italia Media S.p.A.”. The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana. For a further description of these businesses and of the reasons for the spin-off, please see “—Business—Significant Developments during 2003—SEAT Spin-off and Sale”.

Events subsequent to December 31, 2003

Sale of CIPI’s stake by Telecom Italia Media

On January 29, 2004, Telecom Italia Media sold, as part of the rationalization of its portfolio of activities, its 60% stake in CIPI S.p.A. to Promoinvestments S.r.l., a company owned by the Circo family, already minority shareholder of CIPI S.p.A.. The value of the transaction amounted to €6.5 million and Telecom Italia Media recorded a capital gain of €4.9 million.

Other agreements

On February 3, 2004, the City of Pesaro and La7 Televisioni S.p.A.—a company controlled by Telecom Italia Media which operates the La7 TV station—signed a memorandum of understanding for the experimentation of land-based digital television (DDT) directed to the development and broadcasting of publicly—useful interactive services for the city of Pesaro. The experiment, which involves 100 families, will bring the city’s interactive services into the homes of its citizens and will be able to be accessed simply by using the TV remote control.

On February 11, 2004, Telecom Italia Media, Sun Microsystems Italia, a leader in network systems, and CSP Innovation a leader in information communications technology, signed an agreement for the experimentation of innovative services for land-based digital television in the province of Turin.

Agreement for the sale of GPP

On May 13, 2004, Telecom Italia Media reached an agreement with Wise Venture Sgr, the company that manages the Wisequity closed-end equity fund, in relation to the disposal of 100% of GPP S.p.A., the parent company of the publishing groups Quasar s.r.l., JCE S.p.A. and Faenza Editrice S.p.A..

The disposal of GPP S.p.A. represents yet another step in the process of rationalization of Telecom Italia Media’s asset portfolio. Following this transaction, Telecom Italia Media exits the professional publishing sector, which is not considered synergic with its core business.

The disposal is based on the assessment of the overall enterprise value of GPP S.p.A. valued at €14.6 million. The sale will improve the Group’s net financial standing by approximately €13.8 million. The transaction is expected to be completed within the first half of 2004.

Information Technology Market

The Information Technology Market Business Unit (“IT Market”) was created in early 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer.

The IT Market Business Unit is a full Business Solution Provider for government, banks and enterprise providing consultancy services, system integration, CRM and ERP solutions and web services. Increasingly the IT Market Business Unit is developing technological and commercial partnerships with the leading providers of information technology products and solutions worldwide (Microsoft, Oracle, Sap, FileNET, Siebel).

As of December 31, 2003, IT Market was organized as follows:

Information Technology Market
Finsiel Group: Finsiel S.p.A. Banksiel S.p.A. Insiel S.p.A. Tele Sistemi Ferroviari S.p.A. Webegg Group: Webegg S.p.A. Software Factory S.p.A. Teleap S.p.A. Eustema S.p.A.

Due to the macro-economic situation, as in 2002, 2003 was marked by continuing weak demand for IT services, with the consequential pressure on pricing for top customers, as well as the acquisition of new orders and new customers at lower prices than in the past. In response to the weak market conditions, action was taken to further improve overall efficiency and to reduce costs, particularly with reference to Finsiel S.p.A. and the major subsidiaries.

Main Subsidiaries

Finsiel Group

The Finsiel group, which covers the whole chain of value of Information Communication Technology or ICT services, is the second-largest Italian supplier of IT solutions and services, and leads the ICT market in the Public Administration sector, with customers in the most important state administrations and in more than 1,000 local governmental organizations and health agencies.

Finsiel provides services in the field of information technology and related activities, including services for local and central government entities. In addition, Finsiel provides management consulting and services related to company automation. Finsiel is the leading Italian firm in the systems integration and information technology consulting market, and one of the largest European companies of this type. Finsiel is the principal supplier of systems integration and information technology consulting to the Italian government and local government authorities, typically under long-term exclusive arrangements.

The Finsiel Group is a business solutions provider for government, banks and businesses.

Webegg Group

The Webegg group is a multi-functional group with a network of international partners, the corporate purpose of which is to position companies on-line. It operates mainly through the company Telemedia Applicazioni S.p.A., which supplies CRM systems, particularly for Telecom Italia Mobile and for third-party customers, while Software Factory S.p.A. concentrates on developing software exclusively for the banking and insurance sectors. See “—Events subsequent to December 31, 2003”.

Financial data of the main subsidiaries

The following table sets forth operating revenues, gross operating profit and operating income for the main subsidiaries of the IT Market Business Unit on a stand alone basis. The financial data will not tie directly to consolidated segment data due to intercompany, consolidation and other adjustments.

(millions of Euro)		Finsiel group(*)	Webegg group(*)
Gross operating revenues	2003 2002 Change (%)	777 661 17.5	75 80 (6.3)

Gross operating profit	2003 2002 Change (%)	72 73 (1.4)	10 8 25.0

Operating income	2003 2002 Change (%)	54 35 54.3	5 2 150.0

(*)	The 2002 financial data are consistent with the 2003 scope of consolidation.

Major 2003 corporate events/scope of consolidation

During 2003, the main IT Market Business Unit corporate events and changes in the scope of consolidation are the following:

•	on January 1, 2003, the Netikos Group (which includes Netikos S.p.A. and Netikos Finland Oy), the Webegg Group (which includes Webegg S.p.A., Domus Academy S.p.A., @Live S.p.A., Winner Project B.V., Software Factory S.p.A. and Telemedia Applicazioni S.p.A.) and Eustema S.p.A. were transferred from the IT Group to the scope of consolidation of the ITM Business Unit.

•	On July 23, 2003, (with effects since July 1, 2003), IT Telecom S.p.A., 100% shareholder of Netikos S.p.A., sold the Netikos Group to MyQube S.A. for a sale price of €2 million. As result of this transaction, the 2003 statement of operations includes Netikos only for the first six months.

•	On July 31, 2003, Webegg and Telecom Italia signed an agreement for the sale of the 67.33% stake in Domus Academy S.p.A., (with effects since July 1, 2003). As result of this transaction, the 2003 statement of operations includes Domus Academy S.p.A. only for the first six months.

•	On July 31, 2003, an agreement between Finsiel S.p.A. and Sogei S.p.A. for the sale of 49% Finsiel share in Sogei IT S.p.A. was signed. On October 9, 2003, after authorization was received from the Antitrust Authority, Finsiel sold its investment in Sogei IT to Sogei, consisting of 25,480 ordinary shares, equal to 49% of share capital, at the price of €1.6 million.

•	In October 2003, the extraordinary shareholders’ meetings of Finsiel S.p.A. and Eis S.p.A. (100%-owned by Finsiel) resolved to merge Eis S.p.A. into Finsiel S.p.A. (with effect from January 1, 2003).

•	On November 3, 2003, a preliminary contract for the sale of 22.5% Finsiel stake in Praxis Calcolo S.p.A. was signed. The transaction became effective on November 28, 2003.

•	On December 23, 2003, the extraordinary shareholders’ meeting of @Live S.r.l. resolved to wind up and liquidate the company with effect from December 31, 2003.

•	In December 2003, Simest S.p.A. sold its 7.44% share in Finsiel Romania to Finsiel S.p.A.. As a result of this operation, Finsiel S.p.A. currently holds 97.97% of Finsiel Romania.

The following transactions also took place in 2003:

•	On October 1, 2003, the “Enterprise” business area (responsible for planning, implementing and selling IT solutions on the Enterprise Market, and managing applications and facilities on this same market) was transferred from Finsiel to IT Telecom.

•	On October 1, 2003, the Administrative Services Center business area was transferred from Finsiel to Telecom Italia.

•	On October 1, 2003, the “Desk Top Management” business area (operating in distributed workstation management, technical support and hardware maintenance) was transferred from Finsiel and Banksiel to Hewlett Packard.

•	On November 1, 2003, the “PAL Bologna” business area (responsible for UBC service management—the Unified Booking Center for the Bologna Metropolitan area, offering applications advice, corrective maintenance and software upgrades, hardware support and peripheral systems management, helpdesk and second level care) was transferred from Finsiel to Webred.

Events subsequent to December 31, 2003

Sale of the Facility Management

On January 1, 2004, the “Facility Management” of Finsiel S.p.A. was transferred to Emsa Servizi S.p.A..

Information Technology Group

The Information Technology Group (“IT Group”) Operating Activity is responsible for the information technology activities of the Telecom Italia Group and covers the entire range of information services.

As of December 31, 2003, the IT Group included the following companies:

Information Technology Group
IT Telecom Group – IT Telecom S.p.A. – Teco Soft Argentina S.A. – Telesoft Russia ZAO EPIClink S.p.A.

As of December 31, 2003, the IT Group was organized as follows:

The Operating Activity is organized into five production divisions:

•	IT Architectures—design and creation of applications and infrastructure architectures, ensuring rationalization and standardization;

•	IT Operations & Infrastructures—design and management of the IT infrastructures required for the functioning of Telecom Italia Group systems and applications and the delivery of investment-based services for the market; the running of IT systems and solutions;

•	Business Support System - design and development, for the business segment, of the IT systems, solutions and applications for the Business Units of the Telecom Italia Group;

•	OSS & VAS Solutions—design, development and maintenance, for the network segment, of the IT systems, solutions and applications for the Business Units of the Group; development and system integration of hi-tech IT solutions with high added value, supplying technological support to the Business Units of the Telecom Italia Group in the development of innovative services;

•	Operational—Planning & Client Management—coordination and support for the operative functions responsible for planning, staffing, operational control and the monitoring of the main projects; preparation of the systems plan.

In the year 2003, the organization and standardization activities have continued to improve the Group architectural and infrastructure solutions. Such activities were focused on important investment projects such as Business Continuity, Disaster Recovery, Griffon, Data Center Consolidation (Reduction), and also on the convergence and innovation of our IT infrastructures.

Among the main activities in the BSS (Business Support System) area, new projects were begun with the aim of providing Wireline with better tools for business management and replace legacy platforms with new CRM (Customer Relation Manager) platforms, a new platform for credit management and a new platform for acquisition and management of traffic (the completion of the latter is due for June 2004).

In addition, the activities with TIM have continued, particularly with CRM, Charging and Billing, Prepaid and Business Intelligence projects. Also in the OSS area, innovation has continued, while replacing the former legacy environments.

Within the Service Assurance Process the integration of “Trouble Ticket Management/Work Force Management” systems was started to support claims and trouble management.

Within the Service Provisioning Process, the UNICA/D module was delivered throughout the Italian territory, with the new release of CPC module (to manage respectively the Network and Service Inventory and the Network Configuration of Broadband Services), and the Order Manager Module—which completed phase 2 of the project for the new Broadband Management Platform (NPG-BB). As well as helping to improve the quality of service offered to customers, the new platform has made it possible to eliminate a considerable number of legacy systems.

As for VAS solutions, IT Group has improved its support to develop innovative proposals for Wireline and TIM markets.

Major 2003 corporate events/scope of consolidation

•	In January 2003, the merger into IT Telecom of its 100% owned subsidiaries (Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. and Telesoft S.p.A.), became effective. The merger was carried out to obtain more efficiency and effectiveness in the information technology services rendered to the Group and to focus on innovation, services and products.

•	Starting from January 1, 2003, Netikos Group, Webegg Group, TILAB, Loquendo and Eustema are not included in the IT Group Operating Activity. TILAB became part of the Other Activities, Loquendo was transferred to the Wireline Business Unit and the other companies were transferred to the IT Market Business Unit. On the same date EPIClink was included in the IT Group Operating Activity.

•	In February 2003, Telecom Italia and Hewlett-Packard reached an agreement in the area of Management Services and Outsourcing with a total value of €225 million. Under the terms of this agreement, HP will supply asset management, help desk, maintenance and workstation management, while IT Telecom will manage Hewlett Packard Italia’s operational activities in the SAP environment, housing the systems in its Data Centers. On April 16, 2003, the agreement became effective and, on the same date, a contract for the sale of IT Telecom’s Desktop Management services business segment to Hewlett Packard DCS (Distributed Computing Services) was finalized.

•	On March 28, 2003, the subsidiary Telesoft Hellas was sold to STET Hellas, with effect from January 1, 2003.

•	On June 11, 2003, Sodalia Inc. was sold to third parties, with effect from June 1, 2003.

•	On July 23, 2003, IT Telecom sold its entire holding in Netikos S.p.A. to the Belgian company MyQube S.A. for €2 million. The Netikos group was consolidated in the IT Market Business Unit to which it reported functionally. At the same time as the sale, a long-term (2004-2007) commercial agreement was put into place between Telecom Italia, Netikos and MyQube for professional services to be rendered by Netikos to the Telecom Italia Group.

•	On July 31, 2003, IT Telecom transferred to Shared Services Center—former Pirelli Informatica S.p.A., a software company owned by Pirelli—the product division “Corporate Solutions” (which comprises approximately 270 employees) in exchange for a 45% stake in the capital stock of the company.

•	On August 8, 2003, a total of 1,386,455 shares of new SEAT, the company resulting from the proportional partial spin-off of SEAT Pagine Gialle S.p.A., was sold to SILVER S.p.A.. IT Telecom S.p.A. remains the holder of 525,896 shares of the spun-off company which took the name of Telecom Italia Media S.p.A.

•	On October 1, 2003, IT Telecom acquired from Finsiel S.p.A. the Enterprise business segment (253 people) specialized in services and platforms related to Vertical Solutions and Enterprise Re-engineering Management.

•	On December 1, 2003, pursuant to the Kings project, approved by Telecom Italia, IT Telecom contributed its Facility Management operations (53 people) to Emsa Servizi.

Events subsequent to December 31, 2003

Sale of the Innovative Services Business Segment to TIM

On April 1, 2004, IT Telecom S.p.A. sold its Innovative Services Business Segment to TIM S.p.A.; the activities of this business segment are conducted in the innovative services field, based on IP networks and oriented towards the business and mass-market sectors, and they are also related to the development and maintenance of software for telecommunications. The transfer’s value, based on an independent evaluation, was agreed at €23 million. There has been a staff transfer of 551 units.

Sale of equity stake in Webegg S.p.A.

On June 7, 2004, IT Telecom S.p.A. signed an agreement with Value Partners S.p.A. regarding the sale of a 69.8% equity stake in Webegg S.p.A. for a sale price of €43 million. Finsiel will retain the remaining 30.2% equity interest. The deal provides for reciprocal put and call options for Finsiel and Value Partners S.p.A. on the remaining equity interest held by Finsiel. The transaction will be completed on receipt of necessary approvals from the Antitrust Authority.

Olivetti Tecnost

Olivetti Tecnost and its subsidiaries (the “Olivetti Tecnost Group”) supply office products and digital printing systems through its Office Products Division, specialized applications for service automation in banking, retail, trade industry applications and gaming and lottery management through its Systems Division. In addition, the Olivetti Tecnost Group operates with the Industrial Operations Division in the development and production of silicon technology (including ink-jet print-heads and MEMS), in document management services and in the mobile phone repairs business.

This Business Unit operates mainly in Europe, Asia and North America.

As of December 31, 2003, the Olivetti Tecnost Business Unit included the following companies:

Olivetti Tecnost Group
Olivetti Tecnost S.p.A. Olivetti I-Jet S.p.A. Innovis S.p.A. Cell-Tel S.p.A. Wirelab S.p.A. Olivetti Tecnost International B.V. (foreign sales companies)

As of December 31, 2003, the Olivetti Tecnost Group was organized as follows:

Office Products Division—The Office Products Division has been repositioning its two business lines: the Professional Line of Business, which focuses on digital copiers and printers, with an innovative offer of value-added digital products enhanced by loyalty-boosting services; and the Ink-Jet Communication & SOHO Line of Business, which develops products based on ink-jet technology such as fax, printers and multifunctional products, as well as calculators and original supplies.

The Office Products Division targets its offer to the business market. The Office Products Division intends to complement its well-established dealer channel with direct sales operations on key markets and development of correlated services.

Olivetti Tecnost is the leading European vendor of ink-jet fax and supplier to Europe’s main telecommunications operators. In addition, it markets ink-jet fax and other products in the SOHO segment through distributors and specialist chain stores.

Systems Division—Move to achieve geographical diversification became effective with the acquisition of new orders on foreign markets, particularly in the field of gaming.

Contracts were signed with two lotteries in India, in Tunisia (a pilot test for a game similar to the football pools) and in Peru (football pools) requiring the Systems Division to supply more than 20,000 terminals.

In Italy, during August 2003, the System Division successfully started the Lottomatica network for the new Totocalcio system (football pools) which involved supplying terminals, software and services to adapt the pre-existing collection system.

In the banking sector, there was a generalized recession in the markets of Western countries which slowed down sales and reduced volumes in the first half of the year 2003. Starting from the second half there were signs of a recovery: a significant order was acquired from Abbey-National Bank (UK) to renew its printing equipment (approximately 9,000 printing stations).

Stagnation continued in China, where sales were very low and there was a loss of profit margins as a result of the foreign exchange effect and falling prices. Conversely, there was a significant recovery in other parts of the Asia-Pacific region with increasing volumes.

In the international retail sector, sales (volumes and margins) of the range of PR4 products are in line with forecasts. In Italy, the Shop Automation business of fiscal Cash Registers confirmed the improvement in margins achieved in the first half of 2003. However, announcements about changes to the regulatory framework (the law on the agreement for shop owners) drastically reduced demand in the last part of the year; once the initial uncertainty has passed, there is expected to be a recovery.

South America—In 2003, the process to wind-up the companies in the South America Area began.

North and Central America—Olivetti Tecnost is present in Mexico and in North America, through the subsidiary Royal Consumer Information Product Inc. under the Royal brand name, focusing on office equipment, accessories and consumer electronic products for the consumer and small business market.

Industrial Operations—Industrial re-conversion of the Division continued during the year 2003 with the launch of the company Cell-Tel which operates in the area of mobile phone repairs alongside the company Innovis which is operational in the back-office sector. Furthermore, at the end of July, Wirelab was set up; starting in the third quarter of 2003, the company operates in the sphere of repairing and regenerating fixed telecommunications equipment.

With reference to Olivetti I-JET, development activities continued on MEMS applications in the sector of pressure sensors for automotive applications, and also in the sector of optical components, where Olivetti I-Jet acts mainly as a silicon foundry. Full-scale production also continued for Olivetti I-JET ink-jet print-heads.

Major 2003 corporate events/scope of consolidation

•	On January 7, 2003, the contract signed with SMT Vertronic, a Mexican company in the SMT group, for the sale of the industrial assets of the subsidiary Olivetti Tecnost de Mexico became effective. This agreement led to the sale of the factory in Tlaxcala (Mexico) and the hiring of the employees working in the factory (1,266 at December 31, 2002) by SMT Vertronic.

•	On February 13, 2003, the agreement with TEL.I.S. in the new mobile phone repair business by way of the investment of TEL.I.S. in the company Cell-Tel S.p.A. became effective.

•	On May 12, 2003, the Plans of Merger were voted for the incorporation of the companies Tecnost Sistemi S.p.A., Technoproduzioni S.p.A. and Oliweb S.p.A. with and into Olivetti Tecnost S.p.A.. The Plans of Merger became effective on August 1, 2003.

•	In line with the strategy aimed at divesting non-core businesses, the following companies were sold:

•	on May 29, 2003, the Domustech (now Dedita) business segment operating in the security and home automation business was sold to ABB Sace S.p.A. (ABB group);

•	on June 10, 2003, the Domustech (now Dedita) investment in the Aprimatic group operating in the door-automation sector was sold to the URMET group; and

•	on July 11, 2003, the investment in Gotoweb S.p.A., (a company operating in ASP Internet services for small- and medium-sized companies) was sold to Comdata S.p.A..

•	On July 29, 2003, formation of the company Wirelab S.p.A. (70% Olivetti Tecnost, 30% Tellus S.r.l.—Urmet group) destined to carry out repairs of wireline telecommunications equipment in the Canavese area.

•	On October 20, 2003, under the plan to reorganize and rationalize back-office operations and administrative area services, the Sales Back End business segment of Olivetti Tecnost S.p.A. (consisting of 24 resources) was sold to the Accenture group, with which an outsourcing contract was signed.

•	The process for the wind-up of the companies in the South America Area began: the 2003 financial statements take into account the estimated effects of such process.

Events subsequent to December 31, 2003

Sale of the CRM business segment

Effective January 1, 2004, under the plan to reorganize and rationalize help desk and customer care operations, the CRM business segment of Olivetti Tecnost S.p.A. (consisting of 14 employees) was sold to the Comdata group, with which an outsourcing contract was signed.

The winding up of the following companies was also approved in the first few months of 2004:

•	Olivetti de Venezuela C.A. (January 30, 2004);

•	Olivetti Peruana S.A. (February 20, 2004);

•	Diaspron do Brasil S.A. (March 5, 2004);

•	Multidata S.A. Eletronica Industria e Comercio (March 5, 2004); and

•	Olitecno S.A. de C.V. (February 17, 2004).

Other Telecom Italia Group Activities

Real Estate and General Services

In February 2003, the Real Estate and General Services Operating Activity was disbanded; all real estate activities and general services were reassigned to the Telecom Italia Purchasing Corporate Function, which continued to be an interface for the various corporate Functions/Business Units to satisfy the needs of the real estate and general services area.

In particular, the activities performed are related to the planning of sites and locations of the Telecom Italia Group, the design and construction of civil works, the maintenance of the properties and technological plants, in addition to providing real estate and general services.

These activities and services were operated through the internal structures of Telecom Italia—mainly for the activities conducted on behalf of the Telecom Italia Business Units/Corporate Functions and through the subsidiary Emsa Servizi S.p.A., which, for the most part, geared its activities towards the other companies in the Telecom Italia Group.

In December 2003, the Facility Management business areas of Tim, IT Telecom and Finsiel were transferred to Emsa Servizi S.p.A.: such transactions became effective on December 1, 2003, for Tim and IT Telecom, whereas for Finsiel the transfer became effective on January 1, 2004.

The transfer of such business functions permited Emsa Servizi to improve the quality of its facility management expertise for the benefit of the other companies in the Telecom Italia Group.

International Affairs (the former “Foreign Holdings Corporate Function”)

In May 2002, the companies and business segments of the Telecom Italia Group which formerly reported to the International Operations (IOP) “Operating Activity” were transferred to Domestic Wireline and to Foreign Holdings Corporate Function (now International Affairs), while all the companies based in Latin America were subject to the coordination of LAO.

As of June 18, 2003, the new corporate function, International Affairs, was established and reports directly to the CEO Carlo Buora. On the same date the central function Foreign Holdings was merged into International Affairs.

The corporate function International Affairs guarantees the coordination of the activities managed by Telecom Italia International and ETEC S.A.

During the course of 2003 and the beginning of 2004 the Telecom Italia Group, through Telecom Italia International continued to pursue its targets under the business plan, focusing on reorganizing and rationalizing its international presence. The principal corporate transactions which took place in 2003 were the following:

•	On January 20, 2003, Telecom Italia International did not subscribe to the new capital increase in Euskaltel (the regional operator for cable TV and applied telecommunications for the Basque countries) approved by the Shareholders meeting on December 16, 2002. As a consequence, Telecom Italia International’s stake fell to 13.85%. On June 12, 2003, the Company entered into an agreement with Bilbao Bizcaia Kutxa (BBK) for the sale of part of its stake in Euskaltel, corresponding to 7.75% of Euskaltel’s total share capital. The transaction for a consideration of €34 million, was finalized on October 10, 2003.

•	On December 30, 2003, Telecom Italia International received an offer to sell an additional 3.1% stake in Euskaltel for a total amount of €13.6 million. On January 16, 2004, the sale and purchase agreement between Telecom Italia International and Araba Gertu S.A. was signed. On the same date Telecom Italia International sent a notice to the other shareholders of the company offering them to exercise, proquota, their pre-emptive rights on the same terms and conditions agreed with Araba Gertu S.A.. As of February 16, 2004, the pre-emptive right was exercised only by Iberdrola SA.. Furthermore on February 19, 2004 (the Closing date), two separate deeds of sale were signed: the first between Telecom Italia International and Araba Gertu (149,231 shares for a consideration amount of €12.1 million) and the second between Telecom Italia International N.V. and Iberdrola (18,719 shares for a consideration of €1.5 million). Following such a sale Telecom Italia International’s stake in Euskaltel decreased to 3.0%.

•	On February 20, 2003, Telecom Italia International executed a Share Purchase Agreement, for the sale of its entire participation in Telekom Srbija, corresponding to 29% of the Telekom Srbija’ share capital for a total consideration of €195 million. The payment of the first tranche of €120 million was completed in June 2003. The shares remain in an escrow account until full payment of the remaining €75 million is made.

•	On July 8, 2003, Telecom Italia International N.V. exercised its put option on all of its Mediterranean Broadband Access (MBA) shares (40%) to Forthnet (parent company of MBA) for a consideration equal to €7.04 million which was finalized on October 29, 2003. In parallel, Telecom Italia International, subject to the completion of the sale of MBA’s shares as described above on October 29, 2003, subscribed to a reserved capital increase in Forthnet, for a value equal to €7.04 million (corresponding to 7.81% of Forthnet share capital). The Forthnet shares have been listed on the Athens stock exchange.

•	In August 2003, Telecom Italia International—on the basis of an irrevocable offer, received from Telecom Italia Sparkle, for the purchase of the 100% stake of Intelcom San Marino—proceeded to purchase the remaining 30% of the share capital of the subsidiary from third parties for consideration of €4.25 million. The sale of the entire participation of Telecom Italia International in Intelcom San Marino to Telecom Italia Sparkle, was completed as of December 23, 2003 for a consideration of €14.2 million.

•	Telecom Italia International, following the agreement reached in June 2002, with OIAG, in the month of November 2002, sold 75,000,000 Telekom Austria shares at a price of €7.45 per share, reducing its investment from 29.78% to 14.78%. Under such agreement, the sale of the remaining part of the shares held by the Telecom Italia Group was permitted from January 1, 2004. Consequently on January 27, 2004 Telecom Italia International sold the remaining 14.78% stake in Telekom Austria for a total gross consideration of €780 million.

•	On March 4, 2004, Telecom Italia International signed a Shares Purchase Agreement with AUNA to sell its entire participation in Netco Redes S.A. (30%) for a consideration of €30 million plus interest to be paid in three annual installments starting from December 2006. The closing will take place subject to receiving regulatory approval.

Cuba

On December 16, 2003, the establishing in Cuba of an integrated TLC operator acting both in the wireline and in the mobile sectors was finalized through the incorporation of the local mobile operators Cubacel and C-Com into Empresa Nacional de Telecommunicaciones de Cuba S.A. (“ETEC S.A.”). Due to the merger, Telecom Italia International’s stake in ETEC S.A. was reduced to 27%. The merger resulted from the agreements signed on October 1, 2003, between all shareholders of the relevant entities in order to set-up the integrated TLC operator. These agreements provide amongst others the granting of a new more extended license to the new entity for rendering fixed line and mobile services up to December 31, 2019. In respect of the new license, a total fee of U.S.$185.18 million payable within one year is to be made by ETEC S.A.. The fee shall be financed by capital increases to be underwritten by each shareholder. Telecom Italia International’s share amounts to U.S.$50 million. The first capital increase of U.S.$35.9 million was subscribed by Telecom Italia International on December 16, 2003 for a total amount of U.S.$9.8 million.

On March 4, 2004, the shareholders’ meeting of the Cuban company voted a further share capital increase, of U.S.$23.8 million, through the issue of 165 new shares with a par value U.S.$144,190 each. Telecom Italia International proportionally subscribed to its share of the capital increase for U.S.$ 6.3 million in exchange for 44 new shares.

On May 20, 2004, the shareholders’ meeting of ETEC S.A. voted a further share capital increase of U.S.$31,578,000, through the issue of 219 new shares with a par value of U.S.$144,190 each. Telecom Italia International proportionally subscribed to its share of the capital increase of U.S.$8.5 million in exchange for 59 new shares.

In order to fulfill the long-term objectives related to its license, ETEC S.A. increased during 2003 the number of lines from 646,000 in 2002 to 696,000 (an increase of 8%), while the digitalization rate rose to 81.6% from 76% reached in 2002. As a consequence of the merger, ETEC S.A. acquired 43,987 mobile customers. In 2003, ETEC S.A. has maintained the focus on Internet and data transmission commercial development, achieving a 13% growth against 2002 (from approximately U.S.$13.4 million in 2002 to U.S.$15.2 million in 2003). In 2003, total operating revenues, excluding the three months effect of the mobile contribution (U.S.$13.7), were U.S.$310 million compared with U.S.$294 million in 2002, an increase of 5.4%. Gross Operating profit increased from U.S.$202 million in 2002 to U.S.$209 million in 2003 (an increase of 3.5%) and operating income was U.S.$141 million compared with U.S.$139 million in 2002 (an increase of 1.4%). Net income was U.S.$133 million in 2003 compared to U.S.$132 million in 2002 (an increase of 0.8%).

Telecom Italia Lab

The Telecom Italia Lab Operating Activity (TILAB) is responsible for supervising technological innovation within the Telecom Italia Group, in the sector of networks and innovative services. As a result, the activity of TILAB is chiefly oriented towards providing support to the Business Units of the Telecom Italia Group by offering competitive technology and, at the same time, pursuing the objective of improving quality and efficiency and promoting innovation.

As of December 31, 2003, the Operating Activity was organized as follows:

TILAB
Telecom Italia—TILab segment Telsy S.p.A.

The Operating Activity was managed with the following organization:

Innovation Delivery is focused on short-term goal-oriented research activities geared essentially to the Business Units of the Telecom Italia Group.

Service Innovation and Network Innovation are devoted to medium and long-term research projects with a focus on infrastructures and on the creation of services and the testing of prototypes through innovative platforms, in order to create competitive advantages for the Business Units of the Group.

Telsy, since 1971, has been the leading supplier of information security solutions to the Group, offering off the shelf and customized encryption equipment.

TILAB performs both strategic research and research specifically requested by Group Companies that focuses on projects that are of strategic interest for the individual Business Units and advances the Group’s technological leadership. Research is also carried out in specific areas in partnership with Pirelli Labs.

The activities are organized into the main innovative areas of interest to the Group such as:

•	Terminal and user interfaces,

•	Applications and Services,

•	Service control,

•	Access, metro and core network, and

•	Network operations and management.

Increasing attention to the opportunity of generating competitive advantages and creating value for the Telecom Italia Group was also pursued through the strategic management of the relations between research, Intellectual Property Rights (IPR) and business with the aim of increasing the number of registered patents. In this context, during the year, 68 new patents were filed of which 14 are jointly owned with Pirelli.

The Group spent €204 million, €151 million and €148 million on research and development in 2001, 2002 and 2003, respectively. The Group also receives grants from research and development national and international programs.

In 2003, TILAB’s research was based on three macro areas: Broadband Services, Mobile Services, Network Innovation.

The most significant results achieved in these areas in the year 2003 included the following research projects.

Broadband Services

Test of an integrated videocommunication service between fixed (PC, TV) and mobile (3G, WiFi) terminals.    Based on network intelligence according to SIP (Section Initiation Protocol) standard a new capability has been developed enabling seamless video communication among terminals connected to different networks and with etherogeneous equipment including television, fixed and mobile subscriber equipment.

Videochat solution that enriches Alice services.    The experience in community and chat services and platforms together with experience in video coding and video communication were exploited in the development of a new videochat application deployed in the broadband service portal Alice of the Telecom Italia Wireline Business Unit.

Broadband home service second technical trial.    With the aim of gaining original first hand experience with user reaction to new advanced services for the home information and entertainment platform, a trial in Turin and Rome has been established where xDSL access and home WiFi distribution are enabling new applications on PC and television.

Mobile Services

Enhanced SIM based applications and hardware development.    These developments will enable the mobile customer to exploit new applications based on the SIM, such as: terminal personalization for TIM with 1 Mbyte of capacity using flash memory; the creation of a Digital Rights Management Platform (DRM) for secure distribution of digital contents based on OMA (Open Mobile Association) standards. SIM Secure, a suite of mobile security solutions.

Enabling Platform and application for Location Based Services.    Deployment of an innovative mobile terminal localization platform based on NIMBLE (Non Intrusive Mobile Location Environment) technology and implementation of a first set of location-based services.

Delivery of new tools for the mobile operator for planning, optimization and management of the mobile network.    The experience in radio and network planning, design and monitoring techniques led to the development and delivery of version 9.1 of the radio network planning tool 3 G GUITAR. Based on Jade, an intelligent agent platform developed in TILAB for peer-to peer applications, a platform prototype for quality of service monitoring was developed.

Network Innovation

Development together with Italtel of Telecom Italia Wireline videoconference service interconnected to “3” and FastWeb.    The solution was developed on StarSip, a platform for session-based services based on SIP protocol.

Specifications and prototypes for creating service broker functions for Mobile Operators.    These results will enable new business models for TIM opening the network to third party service providers.

Product specifications for packet optical router.    These studies will enable the evolution of Telecom Italia’s optical transport network and its service offer.

Relevant projects have been developed in cooperation with Pirelli Labs, which include:

•	final version of the Access Gateway for residential and SOHO customers. This solution allows the SOHO customer to configure its home/office network automatically;

•	development of the MAS (Metro Access System) network element based on CWDM (Coarse Wavelength Division Multiplexing) technology, equipped with its element manager system EMMAS (Element Manager Metro Access System). This activity is related to the network and services management area for metropolitan applications;

•	first live call on TIM UMTS network over RoF (Radio over Fiber) links. As a result of RoF technology, 3G radio access networks will be realized in urban areas for optimizing radio access capacity. The first RoF modules were provided to Alcatel.

Major 2003 corporate events/scope of consolidation

•	Merger by incorporation of the subsidiary Telecom Italia Lab S.p.A. into Telecom Italia S.p.A., agreed on March 18, 2003, effective for accounting and tax purposes as from January 1, 2003.

•	The transfer of Loquendo S.p.A., previously included in TILAB, into the Wireline Business Unit.

•	Transfer of TILAB’s Venture Capital activities to Telecom Italia Merger & Acquisitions Corporate Function (now Corporate Development and Investor Relations).

Other Subsidiaries

Telecom Italia Finance S.A.

Telecom Italia Finance S.A. (“TI Finance”) organized in the Grand-Duchy of Luxembourg as a Sociètè Anonyme, is a 99% owned subsidiary of Telecom Italia. TI Finance provides financial assistance to Telecom Italia as well as companies in which Telecom Italia has a direct or indirect interest such as, among others, providing loans and the granting of guarantees for securities of any kind or form. TI Finance also may borrow in any kind or form and issue bonds or notes.

TI Finance had net income of €333 million for 2003 and a net equity as of December 31, 2003, of €256 million. The results for 2003 are primarily due to the sale of a portion of fixed-rate bonds which were issued by Telecom Italia in 2001 as private placements. With the proceeds of such sale, TI Finance granted several loans to Telecom Italia based on the then applicable market conditions. The sale of the bonds generated a gain of €396 million which is and will be compensated by lower financial revenues up to the end of 2005. On February 20, 2004, Olivetti International S.A. (a 99% Luxembourg-based Telecom Italia subsidiary) was merged into TI Finance. As a consequence of the merger, TI Finance issued 30,000,000 new ordinary shares and the current share paid up capital of TI Finance amounts to €1,162,562,614.74, divided into 118,871,433 shares of €9.78 per share.

Telecom Italia Capital S.A.

The company is a directly and indirectly wholly-owned subsidiary of Telecom Italia, organized under the laws of Luxembourg, and was established in the year 2000 as the finance vehicle to issue notes in the U.S. market. On October 29, 2003, Telecom Italia Capital issued fixed-rate multi-tranche notes in U.S.$ with a full and unconditional guarantee of Telecom Italia. Details are as follows:

•	Series A notes in the principal amount of U.S.$ 1 billion, 4% annual coupon, issue price of 99.953%, maturing November 15, 2008;

•	Series B notes in the principal amount of U.S.$ 2 billion, 5.25% coupon, issue price of 99.742%, maturing November 15, 2013;

•	Series C notes in the principal amount of U.S.$ 1 billion, 6.375% coupon, issue price of 99.558%, maturing November 15, 2033.

Subsequently, Telecom Italia Capital granted a loan for the same amount of the notes to Telecom Italia.

Saiat S.p.A.

The company, held 100% by Telecom Italia, carries out support services for the Telecom Italia Group, in some finance activities. In particular during 2003, the company continued to provide services under the program for the securitization of the Telecom Italia Group trade accounts receivable.

TI Learning Services S.p.A.

This company operates in the “Training” sector with the objective of achieving a significant market share in the learning and knowledge management markets.

The Company designs complex and customized training systems that can be used by large numbers of people. Its product range includes more than 2,200 courses for training developed by e.learning as well as in the class room, particularly on topics associated with ICT and Business Management.

The above activity is mainly provided to the Telecom Italia Group.

During the year 2003, TI Learning Services S.p.A., supported by the Board of Directors of Telecom Italia, began a restructuring of its activities. The main guide lines are: head count reduction in order to reduce costs and to introduce a change in management.

Other Investments

Multimedia Services

Stream (now SKY Italia) was formed in 1993 by Telecom Italia with the objective of establishing and promoting a wide range of multimedia services and applications for the Italian and other international markets. Subsequently, Stream focused its activity on the Italian pay television market.

After some changes in the shareholding structure, by the end of 2001 Stream was equally owned by Telecom Italia and News Corporation. On October 1, 2002, Telecom Italia signed an agreement with the News Corporation Group, partner of Telecom Italia in Stream, and Vivendi Universal, shareholder of Tele+ (Stream’s main competitor), in order to allow Stream to purchase Tele+ and to subsequently create a single Italian pay-TV company on one platform.

On April 30, 2003, the agreement announced on October 1, 2002 was finalized between Telecom Italia and News Corporation for the creation of Sky Italia, a company that came into being as a result of the merger between Stream and Tele+.

Following this transaction, Telecom Italia sold a 30.1% stake in Stream: 25% to News Publishing Australia Limited and 5.1% to SGH STREAM SUB, Inc..

After this transaction, Telecom Italia holds 19.9% of Sky Italia; the remaining 80.1% is held by News Corporation.

Competition

Fixed-line Domestic and International Telecommunications Services

Pursuant to the telecommunications regulations approved by Presidential Decree No. 318 of September 19, 1997, which became effective on October 7, 1997 (the “Telecommunications Regulations”), fixed-line public voice telephony services and the operation of the fixed-line network for the provision of such services was liberalized effective January 1, 1998. Until January 1, 1998, the Telecom Italia Group was the sole provider of fixed-line public voice telephony services, which consist of local, long distance and international telecommunications services, in Italy. In addition to fixed-line public voice telephony services, over the last six years there has been increasing liberalization of all other business areas in which the Telecom Italia Group operates. The operation of telecommunications infrastructure for the provision of all telecommunications services other than fixed-line public voice telephony services was opened to competition by the Telecommunications Regulations and Law No. 249 of July 31, 1997 (the “Maccanico Law”), during 1997. As a result of the complete liberalization of the market for telecommunications services, the Telecom Italia Group has faced increasingly significant competition since 1998 in the Italian domestic market, including competition from foreign telecommunications operators, particularly with respect to medium-sized and large business customers.

The legal framework for regulation in the telecommunications sector in Italy was completely transformed, as a consequence of the adoption of the Maccanico Law (effective August 1, 1997), the Presidential Decree No 318/97 (the “Telecommunications Act”) (effective September 22, 1997) and a series of Orders issued by the National Regulatory Authority which have been important to the Telecom Italia Group as it has faced increasing competition. To date the regulatory environment has been characterized by an intensive implementation process in order to complete liberalization. The trend continued in 2003 as additional steps were taken regarding tariff rebalancing, interconnection charges and the further signing of contracts to permit the unbundling of the local loop. See “—Regulation”.

Since the beginning of 1997 about 170 licences have been activated in Italy, although at the end of 203 only 17 OLOs were still actively operating on the market, as the others failed or were involved in merger and acquisition operations. Wireline in its domestic market faces, among others, two national players, Tele2 and Wind, and three other focused competitors: Fastweb (focused on broadband and specific cities), Albacom (focused on business customers) and Tiscali (focused on internet). Only two of these competitors have their own network facilities, Fastweb and Albacom, while the others implement a reseller model utilizing Telecom Italia’s network.

In addition, the Italian fixed telecommunications market has been influenced by the development of mobile operators that attract voice traffic through their wide range of Value Added Services and more personalized terminals.

In this competitive environment during 2003 Wireline increased revenues and improved profitability as a result of:

•	The increase of its market share on traffic both on “Voice-Online” (an increase of 0.6% compared to December 31, 2002) and “Voice” (an increase of 0.5% compared to December 31, 2002), due to the stabilization of its subscriber lines volume, as the unbundling of the local loop has not yet had a material impact, and the successful performance of its winback and loyalty campaign with more than 1.8 million customers acquired and retained from competitors and more than 5.5 million loyalty packages subscribed (21% of total customer base).

•	The strong growth achieved in Broadband with 2,200,000 access lines at the end of 2003, of which 160,000 abroad, 1,350,000 more access lines than at the end of 2002.

•	The result achieved on Innovative Data Transmission (+42% compared to the end of 2002) and Value Added Services on Data (+30% compared to the end of 2002).

The implementation of a new marketing approach on fixed line services by developing a new mobile-like handset “Aladino” that enables customers to utilize innovative voice VAS (SMS, MMS, News, Weather and others), the first step towards more “Personalized communication” and “Videocall”.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2003, but at a slower pace (3.6% in 2003 compared to 7% in 2002 and 21% in 2001). By December 31, 2003, the number of cellular phone lines reached 56.8 million, corresponding to a penetration rate of around 99% of the population.

After several years of strong growth, the demand growth curve has reached its inflexion point and the remaining potential market will be smaller than the one already acquired. In addition, the increasing saturation means that new customers to be acquired are likely to result in lower revenues per customer as has been the case in recent years. Competition for mobile telecommunications services remained strong in 2003. Consequently TIM’s strategy has been focused on strengthening its leadership with high level valuable customers through innovative offers, CRM actions, quality performance, reinforcement of the core voice business and marketing VAS.

There are three principal competitors to TIM in the Italian mobile market: Vodafone Omnitel, Wind and H3G(3). At December 31, 2003 TIM remained the market leader with a market share of approximately 46% with Vodafone Omnitel, Wind and H3G(3) having market shares of 36.3%, 17.2% and 0.6%, respectively. In 2003, TIM had a 27.3% market share of net additional GSM lines, corresponding to 0.8 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.2 million for Wind and the remaining 0.4 million attributable to H3G (3).

TIM’s statistical data excludes 700,000 “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by the Company and the development of the business.

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

TIM’s role in the New Economy.    The opportunities offered by new technologies will accelerate the ICT (Information and Communication Technology) convergence process, linking the two currently fastest growing businesses: mobile communications and the Internet. TIM’s strategic choice with respect to this convergence is the open model. TIM will not focus on internet content but, rather, it will create alliances with the best content producers in order to provide its customers with the most innovative and the widest range of opportunities, while guaranteeing customers transaction security.

Traditional Business and Value Added Services.    The development of new advanced services will necessarily lead to changes in TIM’s revenue structure. Value Added Services have and will continue to account for a rising proportion of revenues compared to those generated by voice traffic. TIM’s growth will be increasingly dependent on its ability to develop data traffic and innovative services.

This means the mobile sector is one of the segments with the highest potential growth rates and profitability. Technological developments and data transmission will generate new business models based on the capability of offering information, entertainment and advertising through mobile phones and of executing an increasing number of commercial and banking transactions.

TIM will seek out commercial synergies with web-oriented companies on the market which will increasingly demand mobile services (information and media, on-line banking and trading, geographic positioning information system).

In this regard TIM will leverage on the competitive advantage related to the integration of different technologies and networks (GPRS, EDGE and UMTS) so that the services offered are available regardless of the network being used at any given moment.

EDGE—which at present involves only upgrading the GSM/GPRS software and which is complementary to UMTS will permit TIM customers to have prompt access to the main third generation services. The EDGE launch will bring an important competitive advantage for TIM. TIM will be able to offer services in Italy with a network speed similar to that of UMTS (200 kbit/s for EDGE vs 384 kbit/s for UMTS). In fact, due to the availability of dual mode terminals (EDGE/UMTS) that will be marketed with the Turbo TIM brand, TIM customers will be able to use the band they need for a specific service regardless of the network they are using.

UMTS will be the natural evolution of EDGE: UMTS was launched in May 2004 for corporate clients and will he launched at Christmas 2004 for the mass market when handsets will be available in volumes and the technology will be more reliable.

TIM is the sole operator with a firm commitment to EDGE in addition to UMTS. Currently, only H3G(3) has provided a complete offer for the UMTS technology, while Vodafone Omnitel, consistently with TIM, expects to fully implement UMTS services during 2004.

REGULATION

Overview

The legal framework for the regulation of the telecommunications sector in Italy has been extensively revised in the last decade. This revision included the liberalization of all telecommunications services including the provision of fixed-line public voice telephony services and the operation of networks to support the provision of such services, which were opened to competition as of January 1, 1998. Most importantly, the legal framework for regulation of the telecommunications sector in Italy has been completely transformed through the establishment of the National Regulatory Authority, and the adoption of the Telecommunications Regulations by the Italian Government pursuant to Law No. 650 of December 23, 1996 (“Law 650”), and Law No. 189 of July 1, 1997 (“Law 189”) to implement a number of EU directives in the telecommunications sector, the general objective of which was to create a framework for a fully competitive telecommunications market. Effective August 1, 1997, the former Ministry of Posts and Telecommunications changed its name to the Ministry of Communications pursuant to the Maccanico Law. The Telecommunications Regulations (Presidential Decree No. 318 of September 19, 1997) became effective on October 7, 1997, and have been implemented by specific regulations. The Framework Law in general aimed at:

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

The Telecommunications Regulations included provisions concerning:

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

The National Regulatory Authority has established detailed regulations governing the telecommunications sector and has monitored their application, while the Ministry of Communications has retained the responsibility for defining telecommunications policy in Italy. See “—The Telecommunications Regulations and Implementing Regulations”.

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

Since January 2001, Telecom Italia has been operating pursuant to a license (Order No. 820/00/Cons). See “—The Telecommunications Regulations and Implementing Regulations”.

Other significant telecommunications measures include Ministry of Communications decrees, Presidential decrees and other regulations as well as orders of the National Regulatory Authority issued since its formation.

A new regulatory framework has been introduced in Italy by the incorporation of recently adopted EC Directives, the “Framework directive” together with three others on “Access”, “Authorization” and “Universal Service” (the “Data Protection” directive was implemented separately). The new rules have been effective in the national regulatory framework since September 16, 2003. In this connection, Law No. 166 of August 1, 2002, gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

The new Electronic Communications Code (the “Code”) implemented the Directives without substantial changes or departures from the text adopted at European Union level. In implementing the Directives, the Code expressly abolished the former legal framework for regulation of the telecommunications sector in Italy mainly represented by the Telecommunications Regulations, which had been effective since October 7, 1997.

The main characteristics of the Code are as follows:

•	redefinition of the concept of “significant market power” and of the criteria for imposing obligations on certain operators, with the introduction of market analysis;

•	the introduction of the term “electronic communication services and networks” (a broader term which now encompasses the term “telecommunications”);

•	“electronic communication services and networks” can now be provided pursuant to a “general authorization”;

•	more flexibility by national regulatory authorities to select which access and interconnection obligations to impose on operators notified as having “significant market power” in a relevant market; and

•	redefinition of certain measures relating to retail price regulation and extension of number portability to mobile operators.

Moreover, the Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide for guidelines on market analysis and calculation of “significant market power” and identify 18 markets at retail and wholesale level where such analyses and identification shall be conducted. According to the Code, the Italian National Regulatory Authority will have to conduct a new evaluation of the operators having “significant market power” and propose applicable remedies. Within the authority allowed by EU law, the Code also provides for the following:

•	allows the trading of the rights of use of frequencies among operators, offering the same type of services;

•	excludes from the category of universal service (and its related obligations), the provision of directory information services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which discipline the installation of networks;

•	redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the national regulatory authority the task of conducting market analyses and proposing remedies.

The Code also introduces a new definition of and specific references to “broadband services”, encouraging their development also at regional level. See “—EU Telecommunications Law and Regulation—The 1999 Review.”

The National Regulatory Authority (AGCOM)

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

The National Regulatory Authority is responsible for:

•	market analysis as defined by the Code;

•	preparation of regulations in the telecommunications field;

•	establishment of the criteria to be followed by operators in determining tariffs;

•	monitoring operators to ensure their compliance with such tariff criteria;

•	ensuring, where appropriate, accounting separation between different activities carried out by the same operator;

•	monitoring of the performance of services to ensure compliance with contracts and qualitative levels of service;

•	issuance of directives regarding quality of services;

•	examination of complaints filed by users and customers in relation to quality of services and the level of tariffs;

•	control of steps taken by operators to ensure equal treatment of their customers and verifying periodically the quality of the service provided;

•	control of operators’ compliance with the general principles issued by the Italian Government and the National Regulatory Authority in relation to public services.

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

The Code and Implementing Regulations

The principal provisions contained in the Code, which affect the provision of telecommunications services by the Telecom Italia Group and its competitors in Italy relate to:

•	universal service obligations;

•	obligations imposed on operators having significant market power, in particular with respect to interconnection agreements and accounting policies;

•	numbering (carrier selection, preselection, and number portability);

•	rights of way;

•	authorizations; and

•	introduction of new broadband services.

Universal Service Obligations

The universal service obligations include the provision of fixed-line public voice telephony service, publication of telephone directories, public payphones, free emergency call services and special services for disabled or disadvantaged people. To date Telecom Italia is the only operator subject to the universal service obligations, although similar obligations could be imposed on other operators. In such an event such other operators will be required to provide all or part of the services included in the universal service obligations on all or part of the national territory, under reasonable and non-discriminatory conditions. The net costs for the provision of the universal service is calculated on a long run forward-looking incremental cost basis. The telecommunications operators providing fixed-line public voice telephony service or mobile and personal communications services are required, under certain circumstances, to contribute to such costs.

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

With Order No. 8/00/CIR Telecom Italia was requested to provide an assessment on the net cost foreseen for the year 2001, together with information regarding areas and customers estimated as not profitable, in order to allow the National Regulatory Authority to launch a public consultation aimed at determining the guidelines for the provision of the universal service on a competitive basis. On January 31, 2001, pursuant to the same Order, Telecom Italia filed its evaluation for the year 2001. On July 12, 2001, the National Regulatory Authority opened a public consultation in order to assess the possibility of using a bidding procedure for the assignment to operators, other than Telecom Italia, of all or part of the obligations relating to the universal service. The outcome of the consultation was published on January 17, 2002. No decision has been taken by the National Regulatory Authority.

In connection with the net cost for the year 2000 submitted by Telecom Italia, the National Regulatory Authority recognized a net cost of € 58.9 million, of which Telecom Italia contributes 48.3%. OLOs obliged to contribute to finance such net cost are: TIM (31.4%); Omnitel (18.9%), and Infostrada (1.4%).

Regarding the net cost of 1999 and 2000, reimbursements have not yet been fully paid to Telecom Italia by the other operators, as some of them have filed a claim in the Administrative Court.

With respect to 1999, on January 27, 2002, the Administrative Court issued a decision in favor of the OLOs, based only on procedural matters. Consequently, the procedure for the evaluation of the net cost for 1999 was re-opened by the National Regulatory Authority. With Order No. 5/03/CIR the National Regulatory Authority issued a final decision confirming its Order No. 8/00/CIR. However the Italian Supreme Administrative Court, by Decision No. 7257/03 of November 2003, decided to re-open the case. The National Regulatory Authority will intervene again during 2004 in order to definitively assess the matter.

Decision from the Court on costs of 2000 is still pending.

In December 2001, the National Regulatory Authority published rules designed to grant to low income and to disabled customers certain reductions of the monthly rental fee for voice telephony services.

Telecom Italia was confirmed by the Code as the operator with the obligation to supply the Universal Service under the conditions laid down in the regulations.

The National Regulatory Authority approved the net cost sustained by Telecom Italia to provide the Universal Service in 2001 of €40.52 million, to which Telecom Italia itself is to contribute 42.68% (€17.29 million), the remaining cost being funded by OLOs (TIM, Vodafone, WIND, Infostrada).

As far as 2002 is concerned, the National Regulatory Authority is evaluating the net cost presented by Telecom Italia of €158 million. A final decision should be issued by June 2004.

Special Status of Operators Having Significant Market Power

In the old regulatory regime telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, were subject to special obligations with respect to interconnection and accounting policies if they had Significant Market Power (SMP). An operator was presumed to have Significant Market Power if its share of the relevant market was greater than 25%, although the National Regulatory Authority might determine that an operator having a market share greater than 25% did not have Significant Market Power, in view of the operator’s ability to influence market conditions and its access to financial resources, or that an operator with a market share lower than 25% had such power.

Starting from August 2003, with the introduction of the new European Framework, criteria for the identification of Significant Market Power have changed: the European Commission, with its Recommendation C(2003)497, identified 18 separate markets; the National Regulatory Authority will have to carry out a separate Market Analysis in each market, in order to identify:

•	the level of competition in each market;

•	the need to indicate one or more operators as having Significant Market Power;

•	the appropriate remedies, i.e. the rules to apply, if the case, to ensure appropriate competition.

In April 1998, Telecom Italia was identified as an operator having Significant Market Power in the markets of fixed telecommunications networks, fixed-line public voice telephony services, leased lines and interconnection services. Telecom Italia was the sole operator identified as having Significant Market Power for the above-mentioned markets. In April 1998, TIM was identified as having Significant Market Power in the market of mobile telecommunications services. See “—EU Telecommunications Law and Regulation—The 1999 Review”.

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

The National Regulatory Authority concluded its inquiry with the aim of identifying the operators with Significant Market Power in the Internet access market (Resolution No. 219/02/CONS sent to Telecom Italia on July 31, 2002) and the SMP 2000 inquiry (Resolution No. 350/02/CONS).

Significant Market Power Internet

In its approval of the measure granting equal status to ISPs and OLOs (Law No. 59/2002), the Parliament ruled that, within two months of the law coming into effect (by June 26, 2002), the National Regulatory Authority would update the list of operators with Significant Market Power in the Internet access market.

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

Significant Market Power 2000

In Resolution No. 350/02/CONS the National Regulatory Authority confirmed for the year 2000 that the following operators had Significant Market Power:

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

Significant Market Power 2001

An inquiry was begun by the National Regulatory Authority on August 7, 2002. An official decision was taken on May 7, 2003, and published in Resolution No. 160/03/CONS of June 3, 2003. The Resolution confirmed for the year 2001 Telecom Italia as having Significant Market Power in the market of public fixed telephone networks and services, leased line systems, and the national interconnection market, as well as TIM and Vodafone Omnitel in the markets of public mobile and national interconnection (termination).

Under the new European regulatory framework, the National Regulatory Authority is in charge of carrying out market analyses. In order to do this, the National Regulatory Authority separated the most important markets according to current laws (Presidential Decree No. 318/97 and Law No. 59/02) into the 18 markets identified by the recommendation of the European Commission, and has entrusted a large part of the above-mentioned analyses to external consultants.

During 2003, the National Regulatory Authority should have conducted the market analyses in order to propose applicable remedies by means of public consultation. However, the National Regulatory Authority only stated the criteria for conducting the market analyses. As the National Regulatory Authority has not yet conducted the market analysis in the identified markets to determine “significant market power” it is not possible for Telecom Italia to determine the overall impact on its business of the new regulatory regime.

Finally, on March 20, 2002, the National Regulatory Authority began an inquiry into Enel/Wind to verify whether, according to Article 9, sub-section 2 of Presidential Decree No. 318/97, it is necessary to adopt separate accounting directives with regard to Wind, and to impose restrictions ex ante regarding the use of infrastructures associated with special and exclusive rights, including access to information about the users of electricity.

Interconnection

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

On April 18, 2002, Telecom Italia published the RIO 2002 for Interconnection and Unbundling 2002. The offer was successively integrated with Partial Circuits and FRIACO services (April 30, 2002), with PVC (Permanent Virtual Channel) ADSL and HDSL services (June 14, 2002), and with billing services (July 4, 2002).

With Order No. 2/03/CIR of February 27, 2003, the National Regulatory Authority asked Telecom Italia to integrate the RIO with other services (e.g. interconnection links at 34 and 155 mbps rates) and to modify the economic conditions of traffic conveyance services (origination, termination and transit) and other services such as number portability and Partial Circuits. Consequently, Telecom Italia published a new RIO 2002 on March 27, 2003.

On the same date of Order No. 2/03/CIR, the National Regulatory Authority published Order No. 3/03/CIR, which (on the basis of the previous Order No. 152/02/CONS) introduces a “network cap”, a mechanism for defining in advance the rules for pricing RIO services according to the RPI (Retail Price Index) and productivity factors. The network cap applies for the period 2003-2006. Order No. 152/02/CONS also established non discrimination criteria in interconnection and wholesale market between Telecom Italia and the other licensed operators:

•	same conditions to other licensed operators as applied to its retail units;

•	further obligations of accounting separation;

•	functional separation between network and retail units; and

•	price squeeze tests for retail offers.

In compliance with Order No. 3/03/CIR, Telecom Italia submitted the RIO 2003 on April 11, 2003, which has been evaluated and approved by National Regulatory Authority with Order No. 11/03/CIR.

On October 31, 2003, Telecom Italia published the RIO 2004 which has been evaluated and approved by the National Regulatory Authority with Order No. 3/04/CIR.

Local Loop Unbundling

With Order No. 2/00/CIR issued on March 16, 2000, the National Regulatory Authority published the general guidelines regarding the services that must be offered by Telecom Italia on an unbundled basis: twisted copper pairs; fiber optics; access extension (lines between switches), and digital transmission channels (i.e., digital circuits between the local office of Telecom Italia and the operator’s point of presence) and the related economic pricing criteria, based on fully distributed historical costs. The Order allows other operators to have direct access to end users (customers) by leasing the network components from Telecom Italia (full unbundling) as well as leasing only the high bandwidth (shared access).

Telecom Italia appealed this Order to the Regional Administrative Court (TAR Lazio), in particular with respect to the inclusion of fiber optic in the mandatory offer and the costing criteria. On May 12, 2000, Telecom Italia put forward a Reference Offer for Local Loop Unbundling, for approval by the National Regulatory Authority. The National Regulatory Authority finally issued Orders 13/00/CIR and 14/00/CIR, respectively on December 30, 2000 and in January 2001. The former regards the technical and procedural aspects of the provisioning of local loop unbundling and co-location. The latter sets the rates for the unbundled services.

Telecom Italia published a revised Reference Offer for 2000 on January 31, 2001.

During 2001, in line with the suggestions made by the National Regulatory Authority, special areas were made available in exchanges to accommodate other operators with the aim of unbundling local loops. By December 31, 2001 Telecom Italia handed over equipped technological areas to operators in 748 exchanges. In addition, following Resolution No. 24/01/CIR, on December 12, 2001, Telecom Italia presented its rate plan to the National Regulatory Authority for shared access and sub loop (shared access to the local network and access to line boxes).

On April 18, 2002, Telecom Italia published the Reference Offer of Local Loop Unbundling for 2002, with price reductions for copper pair. On March 2002, around 17,400 unbundled lines were in place, 27 licensed operators requested co-location, 1,043 local switches for co-location were requested by licensed operators and 919 sites were ready for co-location.

On June 24, 2002, Telecom Italia presented to the National Regulatory Authority a “Virtual Unbundling” offer, which offers carrier preselection, inclusive of the payment for the unbundling charge wherever it is temporarily impossible to offer co-location. On September 16, 2002, following a number of meetings with the National Regulatory Authority, Telecom Italia further reduced the price of some unbundling services:

•	shared access: the monthly subscription rate was reduced from euro 4.34 to euro 2.80; the activation charge was reduced from euro 94.36 to euro 81.00;

•	full unbundling: the monthly subscription rate for the ADSL pair was reduced from euro 12.60 to euro 11.10;

•	the fee for qualification of the ADSL pair was reduced from euro 39.51 to euro 10.37.

On February 27, 2003, with Order No. 2/03/CIR, the National Regulatory Authority approved Telecom Italia’s Reference Offer for 2002 (RIO 2002), after hearing the opinions expressed by the Antitrust Authority and the European Commission, and after Telecom Italia’s submission to the National Regulatory Authority of its regulatory accounting for 2001, which took place on December 20, 2002. The RIO 2002 applied to other local operators for the use of Telecom Italia’s network, and provided criteria for changing the charges of the RIO 2002 starting in 2003 for the next four years (the so-called network cap).

Order No. 02/03/CIR confirmed the monthly rental fees of LLU and set a reduction of activation fees. As regards co-location services, the Order asked the application of internal Telecom Italia costs (approximately a decrease of 40%) to the square-meter costs for co-location paid by OLOs. Furthermore the integration of the offer with the coming services is required.

As regards RIO 2003, Order No. 03/03/CIR of February, 27 2003, asked Telecom Italia to set the monthly rental fee on the basis of the following criteria: a) the best European tariff, b) the anticipation of efficiency on operational costs, c) the non discrimination principle and d) on the basis of the cost structure of access network assets. In the RO 2003, approved by Order No. 11/03/CIR, Telecom Italia published the price for the monthly rental fee for LLU, fixing it at €8.30, which represented the best price in the EU Countries (the incumbent Danish operator price). Order No. 11/03/CIR included additions and changes, particularly regarding the application of the network-cap mechanism, introduced with Order No. 03/03/CIR, for the offer of certain interconnection lines, and for co-sharing, local loop unbundling, partial lines and permanent virtual lines services.

Due to the delay in fixing the cap for the LLU service by the National Regulatory Authority, Telecom Italia published the RIO 2004 on October 31, 2003, maintaining the same level of price for LLU service (€8.30/month) as the RO 2003 (even though the incumbent Danish operator price for LLU has now increased to €8.60).

Leased lines

According to Order No. 304/03/CONS issued on August 5, 2003, by the National Regulatory Authority, Telecom Italia published a new retail and wholesale leased line offer that has been approved with Order No. 440/03/CONS on January 29, 2004.

In respect of the previous offer (approved by Order No. 711/00/CONS) the new one introduces a price reduction of between 5.25% and 7% for the retail offer and of 12% for the wholesale offer.

Mobile termination rate

According to the GSM Concessions (as defined below) of December 1994, mobile network operators were responsible for fixing tariffs for calls originated on the fixed network and terminated on mobile networks. Such regulatory framework has been modified by DPR 318/97 establishing, as a new principle, that the originating operator is responsible for fixing the retail tariff. This principle has been reaffirmed by the National Regulatory Authority with Order No. 85/98. Since issuing this order the National Regulatory Authority has started an assessment of termination rates charged by mobile network operators and with Order No. 338/99 it set 19.0 eurocents/min, the maximum average termination price. The National Regulatory Authority has deemed it necessary to issue new regulations and on February 5, 2003, issued Order No. 47/03 setting new maximum values for the termination rates applied by mobile operators (TIM and Vodafone Omnitel) for calls originated on third fixed networks. The ceilings for mobile termination charges have been established at 14.95 eurocents/min, as from June 1, 2003. For 2004 and 2005 the National Regulatory Authority has envisaged a mechanism (so called network cap) for the planned reduction of termination costs of fixed-mobile which would be introduced along with the improvements and fine-tuning of the regulatory accounting system based on incremental costs and the review of the obligations following the implementation of the new European regulatory framework. The National Regulatory Authority believes that, within this framework, a planned reduction of a maximum of 10% per year minus inflation in 2004/2005 would be reasonable; no decision has been taken yet.

Accounting Policies

Operators having Significant Market Power are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the National Regulatory Authority with a description of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications networks, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The National Regulatory Authority chose KPMG as the independent advisor for the auditing of the accounting separation reports. In accordance with the Telecommunication Regulations, on September 4, 2000, Telecom Italia submitted the Regulatory Accounting Reports for the year ended December 31, 1999 to the National Regulatory Authority. On September 14, 2001, the Regulatory Accounting Reports for the year ended December 31, 2000 were also submitted to the National Regulatory Authority.

Due to a delay in the appointment of the independent advisor, the results of the audit on 1999 and reports were published only on November 6, 2002, with Order No. 337/02/CONS. The results of audit on 2000 Reports were published in March 2003 with the Order No. 48/03/CONS.

On June 17, 2002, the National Regulatory Authority issued Order 152/02 CONS which requires Telecom Italia to provide more detailed accounting reports on a current cost basis (fully allocated costs); the cost basis previously adopted was the historical one. In compliance with Order No. 152/02 CONS in December 2002, Telecom Italia submitted the Regulatory Accounting Reports for the year 2001 the auditing of which is in progress. During 2001 the National Regulatory Authority issued an order which raised the allowed return on capital employed—WACC (weighted average cost of capital) for regulatory purposes from 12.5% to 13.5% before taxes.

TIM cost accounting policy

According to Order No. 197/99 TIM and Vodafone Omnitel have been notified as a Significant Market Power operator in the national interconnection market and must provide a cost oriented fixed-mobile termination rate.

On the basis of Order No. 338/99 TIM was required to implement cost accounting report in order to calculate a fixed-mobile termination rate. In accordance with Order No. 340/00, in 2001 TIM produced a cost accounting system based on Fully Allocated Historical Cost Data for the year 1999 (positive certification was issued by the advisor of the National Regulatory Authority at the end of 2002). It also introduced an accounting system based on a FAC-CC model (Fully Allocated Cost on a Current Cost basis), as an intermediate step towards the adoption of long-run incremental costs to determine the fixed—mobile rates. In December 2001 the National Regulatory Authority adopted Order No. 485/01 requiring the SMP operators to prepare historical accounts for the year 2000.

With Order No. 399/02, the National Regulatory Authority requested both historical cost data and current cost data for the year 2001; it also required a long run incremental cost orientation for the year 2002 as the last step for cost orientation. Subsequently, with Order No. 47/03/CONS, the National Regulatory Authority decided to implement a three-year Network Cap mechanism (2003-2005) to be applied to the termination rate, in order to grant a gradual reduction of this price. The application of the mechanism for the years 2004 and 2005 will be subject to a new decision, after the completion of the incremental cost modeling, and after the evidence forthcoming from the Market Analyses, under the new Regulatory Framework.

Numbering

In accordance with the Telecommunications Regulations and by the issuance of various Orders the National Regulatory Authority issued regulations related to Number Portability and Carrier Preselection as described below.

Number Portability (NP)

Since February 2000, following the National Regulatory Authority Order No. 4/99/CIR and 7/00/CIR, which is consistent with EU Directive 98/61/CE, SPP (Service Provider Portability) in fixed networks was introduced, including non-geographic numbers (Premium Rates, Freephone Numbers, Splitting Charges).

SPP allows an end user to retain his number independent of the organization providing service, in the case of geographic numbers at a specific location (same Local Area) and in the case of other than geographic numbers at any location. Implementation of SPP is related to negotiations and technical implementation timing among operators. Telecom Italia upgraded its network and operational systems to be in a position to offer NP consistent with the requirements of the regulations. NP for non-geographic numbers started in May 2000. NP for geographic numbers has been implemented, as well as its synchronization with the unbundling of the local loop.

NP for mobile services was established during 2001 and commenced in April 2002.

On March 28, 2002, the National Regulatory Authority issued Order No. 7/02/CIR: established that by November 30, 2002, the National Regulatory Authority would have determined the price of Mobile NP (“per number costs”) that should be equal to the one-off price that the operator receiving the customer/recipient must pay to the operator giving the customer/donor the price. Mobile NP would have been applied starting January 1, 2003. “Per cost number” should not be higher than the price applied to fixed-line services as established by Order No. 10/00/CIR at €10.02. In January 2003, The National Regulatory Authority issued a new Order No. 13/02/CIR setting a cap price for the portability charge. This charge can not be higher than the price established for Number Portability between fixed operators.

Carrier Preselection (CPS)

Carrier selection (call by call) has been operational since the end of 1998 for long distance (national and international) and fixed mobile calls. Carrier selection for local calls has been available since January 2000.

Since February 2000, in accordance with Order No. 3/99/CIR and No. 4/00/CIR, which introduced new obligations for the provision of Carrier Preselection (i.e., timing, minimum daily number of user activations), customers can make inter-district, international calls and calls to mobile networks using a pre-selected carrier as an alternative to Telecom Italia, without dialing the identifying code required. Since July 2000 customers have also been able to make local calls (within the same district) with a pre-selected operator.

On April 18, 2003, the National Regulatory Authority sent notice to Telecom Italia of Resolution No. 4/03/CIR concerning the “Integration of measures with regard to CPS: standards relating to the disconnection of the service”. The Order, adopted at the end of the preliminary proceedings which began on November 28, 2002, defines common measures relating to the disconnection of the CPS service, describing in detail the modes and time-scales involved in the disconnection of CPS services, to safeguard users, and stating precise obligations with regard to transparency for operators of the services.

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

Decree Law No. 198 of September 4, 2002, establishes fundamental principles with regard to the installation and alteration of TLC infrastructures that are regarded as strategic, and fixes precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and of cable ducts that need to be built following construction and maintenance work on civil works.

The regulation of the rights of way is exhaustively treated in the new Code.

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

The National Regulatory Authority opened an inquiry on December 15, 1999, with the aim of bringing the Public Concessions into line with the new regulatory framework, modifying the content of the Public Concessions and eliminating the special and exclusive rights and obligations which were in conflict with the Telecommunications Regulations, such as approval by the Ministry of Communications of the long term and technical plans of Telecom Italia, the installation and operating of public telephone facilities in specific areas of the country, and the development of services in small centers.

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

Each individual license included a list of specific charges, drawn up on the basis of the indications given by the ministerial Decree of November 25, 1997, containing “Provisions for the issue of individual licenses in the telecommunications sector”.

The licenses and authorizations issued to Telecom Italia have the same expiry date as the Public Concessions (2012, according to Article 14 of Law No. 359/92, containing “Urgent measures for the rehabilitation of public finances”).

Pursuant to Law No. 448 of December 23, 1998, a new fee was instituted from January 1, 1999, to take the place of the license fee payable under the previous regulatory regime. The amount of the operating fee was based on a sliding scale (2.5% for 2001, 2.0% for 2002 and 1.5% for 2003). The Ministerial Decree of March 21, 2000 established that the fee should only be applied to revenues from installation activities and the supply of public telecommunications networks, local telephone service and mobile and personal service.

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

The Telecommunications Regulations provided that by January 1, 1999, the existing GSM concessions (the “GSM Concessions”) (Omnitel, now Vodafone Omnitel, also was granted a GSM Concession) were to be modified to make them consistent with the new regulatory framework. In March 2001 the GSM Concessions were transformed into individual licenses.

TIM is also a holder of an individual license for radio mobile analogical (TACS) public service, for radio mobile paging public service and for the installation of their relative networks. The term of validity for the license corresponds to that of the original concession (2012).

According to Resolution 286/02/CONS, issued by the National Regulatory Authority on September 25, 2002, all TACS frequencies are to be released and returned to the government, which would then reallocate them on GSM.

The entire reallocation and rationalization process of the GSM 900 MHz frequency band will take place over three time periods until expiry of the TACS system users scheduled for December 31, 2005. With Order No. 54/04/CONS, the National Regulatory Authority launched a public consultation on the procedures to assign new rights of use on GSM frequencies.

With the publication of the Code licenses have been automatically transformed into general authorizations (with individual usage rights for frequencies).

Licensed Operators

In October 2003, the number of operators licensed for the provision of both fixed voice telephony service and building public telecommunications networks and for mobile and satellite services granted by the Ministry of Communications and the National Regulatory Authority was about 160.

In the segment of mobile telecommunications services, one license was granted to the third national mobile operator (DCS-1800, GSM) Wind, which started on March 1, 1999, and another license (only for DCS-1800) was granted to the fourth national operator Blu, which started on May 16, 2000. Wind is the sole Italian telecommunications operator that was granted both a mobile and a fixed license at the time it started its operations. Fixed licenses have also been awarded to TIM (February 2001) and Vodafone Omnitel. Mobile telecommunications services based on the DCS-1800 technology are also provided by the two GSM operators, TIM and Vodafone Omnitel.

The Italian government awarded five UMTS licenses in Italy in December 2000. TIM, together with Vodafone Omnitel N.V., WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide the third generation mobile services. TIM committed to pay €2,417 million for its license, with €2,066 million paid in December 2000 and €117 million paid in November 2001 and November 2002. The remaining €117 million were paid during 2003.

In 2002, Blu, the fourth operator, was acquired by TIM, with its customers transferred to Wind.

On August 1, 2002, TIM was granted individual licenses for the point multi-point system WLL on a frequency band of 27.5-29.5 GHz and a width of 112 MHz.

In accordance with Presidential Decree No. 211 of August 1, 2002, the duration of all individual licenses is now 20 years (before such decree the duration was 15 years). Transition towards the third generation will be gradual with an extensive launch of the service expected in 2004.

XDSL/ATM Broadband

In December 1999, Telecom Italia received temporary authorization from the National Regulatory Authority for the wholesale offering of ADSL/ATM access service to Other Licensed Operators and Internet Service Providers. In February 2000, Telecom Italia started the “always on” retail offering for fast internet access. The ADSL 640 wholesale offer has been partially modified by the National Regulatory Authority with order 217/00/CONS issued in April 2000. In February 2001, the National Regulatory Authority approved the Permanent Virtual Circuit (ADSL up to 2 Mbit/s and HDSL up to 155 Mbit/s technologies) offer as presented by Telecom Italia and authorized Telecom Italia to offer XDSL retail services branded as RING and FULL BUSINESS COMPANY from April 2001. At the end of 2003, ADSL 640 and XDSL wholesale services were available in 2,120 towns for about 80% of total lines on a national basis.

On April 15, 2003, the National Regulatory Authority with Order No. 6/03/CIR approved the Telecom Italia wholesale x-DSL offer for intermediate services which operators must acquire from Telecom Italia in order to supply ADSL to the public, unless they have their own infrastructures or do not use unbundling. The new range of services includes price reductions for ADSL access, the introduction of longer time-scales for starting to market new wholesale services based on the retail-minus principle, and the integration of an operators’ Service Level Agreement with regard to the disconnection of services.

On August 6, 2003, some Internet Service Providers filed a complaint to the European Commission claiming the abuse of dominant position of Telecom Italia in the market of broadband Internet access when bundling it with the provision of exclusive content for its clients.

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

With Order No. 171/99 the National Regulatory Authority described the rules to be applied by Telecom Italia in setting the tariffs for the services offered. The National Regulatory Authority distinguished two kinds of tariffs. The first required prior approval by the National Regulatory Authority and applied to:

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

In a new Order (No. 289/03/CONS) the National Regulatory Authority described the rules to be applied by Telecom Italia in setting tariffs for the services offered for the years 2003-2006 introducing a safeguard cap with the aim of maintaining price stability.

The new safeguard cap system provides for 3 different caps as described below:

•	Access services, such as installation and connection charge: RPI-0 as well as a sub-price cap for residential subscription charges of RPI-RPI;

•	Traffic services, such as local voice calls, long distance voice calls, fixed-mobile voice calls: RPI-RPI;

•	Fixed/mobile services, limited to the fixed call segment belonging to Telecom Italia (the “Retention” segment): RPI-6%.

In Order No. 304/03/CONS of August 5, 2003, the National Regulatory Authority approved the criteria for the preparation of new rate plans for retail and wholesale leased lines. In particular, the Order involves the re-formulation of Telecom Italia’s retail rate plans with a reduction of expenditure of at least 5.25% for direct national lines and 7% for digital 2-Mbit/s lines. As far as wholesale rate plans are concerned, terminations co-shared with a Telecom Italia exchange are to be introduced, along with all the extra services, including RPV-D, diversity of routing and the link of protected access. Furthermore, items of cost must be reduced by at least 12% compared to the prices of the retail rate plans. Finally, the Order involves the re-formulation of the Service Level Agreements of certain conditions relating to the supply of retail and wholesale services.

In Resolution No. 440/03/CONS of December 17, 2003, the National Regulatory Authority confirmed the new rate plans for Telecom Italia’s retail and wholesale leased lines, published on October 30, 2003.

EU Telecommunications Law and Regulation

Italy is a member of the EU and, as such, is required to implement the directives issued by the EU. Although directives must be incorporated into domestic legislation to be fully effective, a directive or certain provisions of a directive may take effect automatically in a Member State on the prescribed deadline if it is sufficiently clear and specific, even if it is not formally adopted by such Member State by the prescribed deadline. If a directive is not formally implemented by the prescribed deadline, the only remedy available for an interested party is to seek damages against the Member State. Italy is also the addressee of various EU resolutions, recommendations and communications which are not legally binding, although politically important. The European Commission began opening the telecommunications market to competition with the adoption of directives in the late 1980s and early 1990s which beginning in 1990, opened to competition telecommunication services, other than fixed public voice telephony services, opening the market for value added services. Subsequent directives liberalized the market for satellite services, alternative infrastructure and mobile services and infrastructure. These liberalization measures culminated with the opening of competition in 1998 of public voice telephony and public network infrastructure. These directives were also accompanied by directives relating to open networks, setting out a body of principles for access to public telecommunications networks and services.

The 1999 Review

It was intended that the European 1998 regulatory package be reviewed by January 1, 2000. The Commission started a number of studies on the following subjects: (i) remaining barriers in the EU-wide telecommunications market; (ii) assessment of the interconnection situation in the EU; (iii) fixed-mobile convergence/integration; (iv) consumer demand; (v) quality of telecommunication services and consumer protection; (vi) need for a European regulator; and (vii) universal service obligations.

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

The Framework, Authorization, Access and Universal service Directives were adopted in March 2002 and published in the Official Journal on April 24, 2002. Member States had to adopt these Directives into their own laws by July 24, 2003. In Italy these Directives became effective as of September 16, 2003 through the adoption of the Code.

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

Access Directive.    The Access Directive represents a significant departure from the previous Interconnection Directive 97/33/EC which sets out common obligations to be followed by Significant Market Power operators in all Member States.

Under the directive, national regulatory Authority will have flexibility to select which access and interconnection obligations to impose on operators notified as having Significant Market Power in relevant markets. A maximum list of obligations is contained in the directive. The proposed operators with rights and obligations to interconnect are essentially the same as those defined in the current ONP Interconnection Directive.

National regulatory Authority will carry out an analysis of the competitiveness of a designated list of relevant product and service markets and identify which operators (if any) have Significant Market Power on any of the particular markets. A national regulatory authority will be able to impose price controls, including obligations for cost orientation of prices and obligations concerning cost accounting systems, for the provision of specific types of interconnection and/or access services.

National regulatory Authority will also be able to impose obligations for transparency, non-discrimination, and accounting separation on Significant Market Power operators in relation to interconnection and/or network access. These obligations are carried over from the current regulatory framework.

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

Data Protection Directive

In July 2000, the Commission published a draft proposal for a Directive for data protection on the Electronic Communications sector. It aimed at replacing directive 97/66 of 1997 on the processing of personal data and the protection of privacy in the telecommunications sector by updating and adapting it to market and technological development.

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

Guidelines on Market Analysis

In March 2001, the Commission published Draft Guidelines on market analysis and the calculation of Significant Market Power. The Commission called for public comments and an exchange of views among the interested authorities and different market operators. The Guidelines set out the principles for use by national regulatory authorities in the analysis of effective competition, when determining whether an operator has significant market power. Operators having significant market power may be subject to obligations under other Directives in the regulatory package. The guidelines were adopted in July 2002.

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

The Recommendation was adopted on February 11, 2003 and identifies 18 relevant markets at retail and wholesale level. The range of different network structures and technologies deployed across the EU means that in some cases national regulatory agencies must decide the precise geographical boundaries between, or elements within, particular product and service markets identified in the Recommendation. National regulatory authorities may identify markets that differ from those of the Recommendation, provided they act in accordance with Article 7 of the Framework Directive.

Recommendation on remedies

The recommendation is under preparation by the Commission. The purpose of this recommendation will be to indicate to the respective national regulatory authorities which remedies have to be applied in accordance with the principle of proportionality in order to achieve the objectives set out in the Framework directive. An ERG (European Regulators Group) common position was adopted in April 2004.

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

If at the conclusion of the investigation the Antitrust Authority determines that Law 287 has been violated, it orders the Investigated Party to cure the relevant violation and, in the case of serious violations, imposes fines up to 10% of the turnover. Any failure to comply is sanctioned with an additional fine up to 10% of the turnover of the Investigated Party.

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

On December 16, 2002, the EU Council approved the Regulation No. 01/2003 (OJ L 1 01/04/2003) “On the implementation of the rules on competition laid down in articles 81 and 82 of the Treaty”. The Council Regulation provides, inter alia, for the abolition of the Commission’s exclusivity in the application of art. 81.3; a system of legal exception and evaluation ex post of the agreements; an effective decentralization of the enforcement of EU competition rules; and the strengthening of Commission’s investigation powers. This regulation has replaced Regulation 17/62. The new Regulation simplifies the way in which the EC Treaty’s antitrust rules are enforced in the European Union. Most importantly, the new Regulation abolishes the practice of notifying business agreements to the Commission, therefore reducing bureaucracy and legal costs for companies. The simplified system of the new Regulation is designed to facilitate the effective enforcement of the antitrust rules in the EU comprising more than 15 Member States. The new regulation allows national courts and competition authorities to directly apply Article 81(3) without prior involvement of the Commission.

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

On December 11, 2001, the European Commission issued a Green paper on the Review of Council Regulation (EEC) No 4064/89, concerning mergers with community dimensions. The Commission seeks to launch a wide ranging debate on the functioning of the EU merger control regime based on the experience gained during the last 10 years. On December 11, 2002, the Commission published a proposal for a Council Regulation on the control of concentrations between undertakings. The proposal tackles jurisdictional issues (such as the notion of concentration and the community dimension), substantive issues (such as the concept of dominance) and Procedural issues (such as the timing of notifications, the suspension of proceedings, etc.).

During 2003, the Commission published the “Best Practices on the conduct of EC merger control proceedings”, in order to provide guidance for interested parties on the day-to-day conduct of EC merger control proceedings and foster and build upon a spirit of cooperation and better understanding between DG Competition and the legal and business community. The Commission finds it is the appropriate time to review the Regulation, to ensure effective, efficient, fair and transparent control of concentrations at the most appropriate level.

On February 5, 2004, the Commission also published Guidelines on horizontal mergers which address, inter alia, the issue of oligopolies and collective dominance.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

Access charge:    Amount paid per minute charged by the national operators for the use of their network by operators of other networks. Also, known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line):    A modem technology, converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Analog:    A transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

Analog network:    A network using analog technology with circuit switching, capable of connecting one user with all the others, but with limited transmission capacity.

ASTN (Automatically Switched Transport Network):    Emerging architectural standard for switched intelligent optical network in order to manage the automatic signalling and routing of connection, auto-discovery and meshed optical network protection.

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

CPS (Carrier Pre-selection):    It permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

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

Digital Terrestrial TV:    Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system rather than the existing analogue system.

District traffic:    Long distance telephone calls within the same area code.

DSL Network (Digital Subscriber Line Network):    A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

EDGE (Enhanced Data for GSM Evolution):    A prototype in the evolution of data communications within existing GSM standards.

Exchange:    See Switch.

Frame Relay:    A data transmission service using fast protocols based on direct use of transmission lines.

Gateway:    A connection between the LANs and WANs of one or more suppliers. Can also mean the access nodes to international networks of various kinds.

GPRS (General Packet Radio Service):    This is the data service for GSM and is the European standard digital cellular service.

GPS (Global Positioning System):    A constellation of satellites, orbiting the Earth two times a day, that is able to pinpoint precisely where a certain object is on Earth.

GRX (GPRS Roaming eXchange for Mobile Operator):    The GRX service allows Mobile Operators to interconnect GPRS networks around the world and offer global GPRS roaming coverage.

GSM (Global System for Mobile Communications):    A standard for mobile cellular telephony used in Europe, Asia, South Africa and Australia, based on digital transmission and cellular network architecture with roaming.

GSM TIM Card:    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

HDSL (High-bit-rate Digital Subscriber Line):    Technology which allows the provisioning of local loop circuits at higher speeds and lowers cost than through conventional means.

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

IP (Internet Protocol):    A standard describing the software that keeps track of the Internet’s addresses for different nodes, routes outgoing messages and recognizes incoming messages.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching):    A packet switching protocol to optimize network behaviours of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

ISDN (Integrated Services Digital Network):    A system in which several services (e.g., speech and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider):    Vendor who provides access to the internet and world wide web.

ITU (International Telecommunication Union):    The worldwide policy, spectrum regulation and standardization body in telecommunications operating under the auspices of the United Nations.

LAN (Local Area Network):    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

MAS (Metro Access System):    A network element based on CWDM (Course Wavelength Division Multiplexing) technology.

MEMS (Micro-Electro-Mechanical Systems):    MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

MMS (Mobile Multimedia Services):    Represent an evolution of the SMS and the EMS service using various mono-medial elements (text, design, photos, video-clips and audio), which are synchronized and combined allowing them to be packed together and sent to GSM-GPRS platforms.

Modem:    Modulator/Demodulator. A device that modulates digital data to allow their transmission on analog channels, generally consisting of telephone lines.

MPLS (Multi Protocol Label Switching):    A packet switching protocol to optimize network behaviors of mapping Layer3 end-to-end data flow to Layer2 traffic between adjacent network nodes.

MS SPRING:    A form of traffic protection mechanism for the equipment.

MSP:    The name of a general purpose programmable switch made by Redcom Laboratories.

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

NNI (Network Node Interface):    The interface between two public network pieces of equipment.

NNI Agreements (Network Node Interface Agreements):    Contractual agreements for the interface between two public network pieces of equipment.

Nodes:    Topological network junction, commonly a switching center or station.

OLOs (Other Licensed Operators):    Companies other than the incumbent operator which operate telecoms systems in a national market.

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

PABX (Private Automatic Branch Exchange):    Telephone switchboard for private use, but linked to the national telephone network.

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

RoF (Radio over Fiber):    A technology to feed antennas with digital/analogue signals over optical fiber.

Satellite services:    Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SDH Standard (Synchronous Digital Hierarchy):    The European standard for high-speed digital transmission.

SDSL (Symmetrical Digital Subscriber Line):    also known as HDSL.

Service Provider:    The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SGT (Transit exchange interconnection level for telephone traffic):    Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic):    Local Exchange for telephone traffic carriage, routing and transmission.

SME:    Refers to the small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

SNCP:    A form of traffic protection mechanism for the equipment.

SOHO:    Refers to the small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

SPP (Service Provider Portability):    A faculty that allows an end user to retain the same directory number after changing from one service provider to another.

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

VAS (Value Added Services):    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone.

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

WI FI:    Is a service for wireless internet connection and high speed access.

WLL (Wireless Local Loop):    The means of configuring a local loop without the use of wiring.

XSDL (x(generic) Digital Subscriber Line):    A generic term for DSL equipment, services and technologies which provide extremely high bandwidth over the twisted-pair lines that run from a phone company’s central office to a home or office.

DESCRIPTION OF PROPERTY

General

As of December 31, 2003, the Telecom Italia Group owned approximately 6,800 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of the Telecom Italia Group’s continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

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

At December 31, 2003, telecommunications installations, including local and domestic long distance networks and radio transmission equipment, represented approximately 78% of the fixed assets of the Telecom Italia Group, land and buildings represented 10%, plant under construction, advances to suppliers and stock for fixed assets represented 9%, and furniture, office equipment and other equipment, technical installations and machinery comprised the remaining 3%.

As of December 31, 2003, the total amount of liens, mortgages and pledges on real property owned by the Telecom Italia Group was €149 million. Such liens, mortgages and pledges do not represent major encumbrances on fixed assets and on the material plans to expand or construct new facilities.

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

The real estate portfolio originally held by IM.SER consisted of 581 properties, totaling 3.7 million square meters and was composed of two parts, the “Real Estate Investment Portfolio” and the “Real Estate Trading Portfolio”:

•	“Real Estate Investment Portfolio”, consisting of 386 properties totaling approximately 2.4 million square meters, located throughout Italy. All the properties, including buildings that contain telecommunications equipment, were leased to Old Telecom Italia at the end of 2000 under long-term lease contracts (21 plus 6 years) at market rates; and

•	“Real Estate Trading Portfolio”, consisting of 195 properties totaling approximately 1.3 million square meters, located throughout Italy. Of these properties, the majority have been leased at market rates to Old Telecom Italia under contracts allowing for early termination in favor of Telecom Italia.

In May 2001, IM.SER contributed its Real Estate Trading Portfolio to Telemaco Immobiliare, a newly formed company. Following such contribution, IM.SER sold the shares of Telemaco Immobiliare to its shareholders. The shareholders of Telemaco Immobiliare at that time were Beni Stabili with a 45% stake, Telecom Italia with a 40% stake and Lehman Brothers with a 15% stake.

On May 16, 2001, Beni Stabili exercised an option to buy the Lehman Brothers’ stake in IM.SER, resulting in Beni Stabili holding a 60% stake in IM.SER and Old Telecom Italia a 40% stake.

During 2002 some additional real estate related transactions were completed:

Tiglio Project

Pursuant to a framework agreement signed in May 2002, between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds (through MSMC Italy Holding B.V. and POPOY Holding B.V.) certain real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries were transferred to two new vehicle companies set up for this purpose (Tiglio I S.r.l. and Tiglio II S.r.l.).

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

Following this transaction, which came after the completion of the securitization of IM.SER 60’s debt, and also to the effect of certain fixed asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a portfolio of 169 real estate properties.

On October 29, 2002, having satisfied the necessary conditions, a series of acts were finalized whereby the first stage of the Tiglio Project was concluded including the following:

•	the subscription, simultaneously with all the other participants, to a capital increase by Tiglio I for cash, with the consequent stake in the company equaling 36.85% (in addition, at Old Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Old Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by the latter company;

•	the subscription to a capital increase by Tiglio II paid for in kind by the contribution of Old Telecom Italia’s “Asset Management” business segment with the consequent stake in the company equaling 49.47%;

•	the sale of the investment in EMSA Immobiliare to OMS2 (100% controlled by Tiglio I);

•	the sale—directly and through the subsidiary Saiat—of the investment in Telimm S.r.l. to the company MSMC Immobiliare Holding (entirely controlled by Tiglio I).

With reference to the part of the Tiglio Project regarding the optimization of the service activities, in November 2002, Telecom Italia sold its “Property Management”, “Project Management” and “Agency” businesses to the Pirelli & C. Real Estate group.

The above mentioned transactions gave rise to a total gross capital gain for the Telecom Italia Group of €234 million.

Finally, as agreed between the parties, December 24, 2002, marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them—falling under Tiglio Project and already 100% controlled, directly or indirectly—so that the corporate structure of the two subjects could be optimized, in view of the successive actions to leverage the assets on the market.

In particular the second phase of the Tiglio Project consists of the change of asset ownership, through awarding it to real estate funds, or through realization of transfer operations. The real property was divided into several categories (office, industrial portfolio, trading portfolio, etc.), in order to optimize Tiglio I and Tiglio II shareholders’ profit, also in the light of real estate funds’ market features.

In November 2003, “Pirelli & C. Real Estate Sgr S.p.A.” and “Tiglio I” drew up the contribution act to “TECLA—FONDO UFFICI Closed Investment Fund”, in which Tiglio I contributed with 65 buildings, for a total market value of about €926 million, plus €25 million in cash.

On March 1, 2004, “TECLA FONDO UFFICI” was successfully placed on the market.

Sale of IMMSI

On November 22, 2002, Old Telecom Italia sold its stake in IMMSI to the company Omniapartecipazioni. The sale price was €68 million, with a gross gain of €1 million for the Telecom Italia Group.

Sale of Telemaco Immobiliare

On August 1, 2002, Telecom Italia sold its 40% interest in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group.

On October 31, 2002, Telemaco Immobiliare exercised a put option towards Telegono (a company held 40% by Telecom Italia, 45% by the Beni Stabili group and 15% by Lehman Brothers) on 28 real estate properties it owned based on agreements formalized in the Sale and Purchase Agreement of July 31, 2002 between Mirtus and the three sellers of the company. For purposes of the acquisition of such assets, Telegono signed a loan agreement that will be extinguished partly by the consideration from the sale in progress of such properties.

On December 20, 2002, the final sale price was fixed relating to Telecom Italia’s investment in Telemaco Immobiliare to the company Mirtus. The net proceeds were €192 million for the Old Telecom Italia Group with a gross gain of €110 million.

Ortensia Project

On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto—which became effective on March 4, 2003, —to set up a common vehicle company (“Ortensia s.r.l.”, following called “Aree Urbane s.r.l.”) for the land owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement calls for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the land earmarked for the initiative.

On July 21, 2003, the definitive spin-off agreements of Tiglio I and Tiglio II in “Aree Urbane s.r.l.” were formalized between the shareholders: after this operation, Telecom Italia owns 31.65% of the share capital of “Aree Urbane s.r.l.” and Telecom Italia Media owns 0.97%.

Dedalo Project

In January 2003, the procedures were completed for the early purchase of 12 property units (representing about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under lease contracts. The deal involved a total financial payment of approximately €369 million for the entire Old Telecom Italia Group.

Following a binding offer by the “Beny Steinmetz” Group through its subsidiary FMP, on June 20, 2003 Telecom Italia formalized an agreement with “Lastra Holding B.V.” (FMP Group) for the transfer of most of the early purchased property units, with a sale price of €355 million; Telecom Italia agreed to sign lease agreements on the same units to guarantee their utilization.

On June 30, 2003, all property units which were the object of the binding offer were transferred into a vehicle company, FMP Italy, former “Ireos S.p.A.” 100% owned by Telecom Italia. On July 21, 2003, the entire FMP Italy stake was transferred from Telecom Italia to “Lastra Holding B.V.” for €45,000. On the same date, Telecom Italia, TIM and Atesia received the purchase price for the property units from FMP Italy.

Integration of the Facility Management Activities Owned by Olivetti and by Pirelli & C. Real Estate

In accordance with the agreements regarding the Tiglio Project, the Facility Management activities owned by Olivetti Multiservices and by Pirelli & C. RE Facility Management were integrated in the first half of 2003. The deal involved the transfer of 809,946 Pirelli & C. Real Estate treasury shares (just under 2% of share capital) to Olivetti which contributed the above activities concentrated in a specific company known as OMS Facility.

The transaction also calls for a possible differential to be determined on December 31, 2005 based upon the price performance of Pirelli & C. Real Estate shares.

Fintecna Project

In the beginning of December 2003, Telecom Italia formalized a lease agreement on some property units of Fintecna S.p.A.: in this agreement Telecom Italia also can exercise an option to buy all property units during the first half of 2004, for a total amount of €72 million, whereas Fintecna S.p.A can exercise an option to sell to Telecom Italia the same units during the second half of 2004 for the same amount.

On December 22, 2003, Fintecna S.p.A. accepted the agreement. On April 1, 2004, Telecom Italia exercised its right to buy all the property units. The parties are currently carrying out the activities which will lead to the acquisition of such property units by around June 30, 2004.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with Italian GAAP, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Telecom Italia, see Note 27 of Notes to the Consolidated Financial Statements included elsewhere herein.

General Factors Affecting the Telecom Italia Group’s Business

The European and the Italian market for telecommunications services.

In 2003, the Western European telecommunications market grew by 4%; in 2004 a growth of approximately 4.3% is expected, despite an expected decrease in revenues in the fixed voice telecommunication sector (source: 2004 Eito). Eito, or European Information Technology Observatory, is a non profit organization sponsored by telecommunications companies (including Telecom Italia) and supported by the EU and the OECD which provides reports on the information and communications technology industry in Europe.

In 2003, the Italian telecommunications services market grew by 5.0% (source: 2004 Eito). 34% of total market revenues was generated by fixed line telephone services, 52% by wireless telephone services and 14% by data and internet/on line services (source: 2004 Eito). This contrasts with 38.3%, 49.2% and 12.5%, respectively, in 2002.

As in previous years, the growth in demand for telecommunications services continues to be driven by mobile telephone services and by the development of Internet and data services. With over 54 million subscriber lines at the end of 2003, Italy is one of the European countries with the highest penetration and number of subscribers (only Germany with 64 million subscriber lines has a higher number of mobile users) (source: 2004 Eito). Italy is among the first European countries where commercial offers are presently available for third generation or 3G services. The new entrant (H3G) launched UMTS services in March 2003. TIM’s strategy consists of integrating GPRS, EDGE and UMTS networks so that any of the services can be utilized regardless of the network being used at any particular time.

The transition towards the third generation is progressive. By making the most of the potential offered by 2.5G technology TIM was able to introduce in 2003 services similar to those available under UMTS such as mobile TV. The EDGE launch will bring an important competitive advantage for TIM in that it will be able to offer throughout Italy services with a network speed similar to that of UMTS (200 kbit/s for EDGE vs 384 kbit/s for UMTS). UMTS is the natural evolution of EDGE and will be launched in June 2004 for corporates and at Christmas 2004 for the mass market when handsets will be available in volumes and the technology will be more reliable.

In 2003, approximately 25 million people in Italy used the internet (source: 2004 Eito). Internet usage growth has been sustained by increased penetration of broadband services, led by the commercial success of ADSL, with over 2,000,000 installed subscriber lines at the end of the year.

Over the next two years, the Italian telecommunications market is expected to grow in line with the Western European average, with an average yearly growth rate of 4.4% (source: 2004 Eito). The performance of broadband and value added services is expected to continue to be strong. Overall market evolution in Wireline will be restricted by a slight decrease in voice traffic value driven by volume declines due primarily to substitution of mobile for fixed and price erosion which will only partially be offset by increase in access fees (source: 2004 Eito). Growth in mobile telecommunications will be driven by the uptake for new value added services, which are expected to grow at a rate of 30% over the next three years.

Competition

The Telecom Italia Group faces domestic competition in all of its businesses. See “Item 4. Information on the Telecom Italia Group—Business—Updated Business Plan and Strategy” and “Item 4. Information on the Telecom Italia Group—Business Units—Competition”. Management expects further consolidation among suppliers of telecommunication services, especially at the national level.

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

Competition remains a significant factor in how our businesses develop. Competitive pressure in the Italian market continued during 2003 as reflected in:

•	further pressure on tariffs;

•	3G mobile operator “H3G” launched its commercial offer in March 2003;

•	further development of broadband service offers based on fiber optic and ADSL; and

•	gradual development of local loop unbundling and shared access with approximately 500,000 lines handed over to OLOs.

Regulatory Environment

The regulatory environment in which the Telecom Italia Group operates has been significantly altered due to changes in laws and regulations at both the Italian and EU levels and the establishment of the National Regulatory Authority in 1998, which since that time, has been principally responsible for implementing telecommunications regulations. The recent adoption of the Code for electronic communications (effective since September 2003) implementing EU directives is expected to have a significant impact on the regulatory regime in Italy and the rest of Europe.

The implementation in 2003 of the EU directives, is meant to increase the use of competition law and decrease the sector specific regulation in the electronic communications sector. See “Item 4. Information on the Telecom Italia Group—Business Units—Competition” and “Item 4. Information on the Telecom Italia Group—Business—Regulation”. As the National Regulatory Authority has not yet conducted the market analysis in the identified markets to determine “significant market power” it is not yet possible to determine the overall impact on our business of the new regulatory regime.

Tariff Rebalancing

We commenced rebalancing our tariffs in 1991 and made various adjustments until 1997. Since December 1998, the National Regulatory Authority has been responsible for tariff regulation. On July 28, 1999, the National Regulatory Authority introduced a price cap mechanism designed to promote productivity and efficiency for us, as the incumbent operator in markets with a low level of competition. The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic subscriber charges, local and long distance calls and international tariffs.

On July 23, 2003, the National Regulatory Authority introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices we may charge for voice services for the four year period 2003-2006. Such price caps cover:

•	basic subscriber charges and other access charges – RPI (Retail Price Index) + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI;

•	local and out-of-district calls with a cap equal to RPI-RPI; and

•	fixed to mobile traffic with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

Consistent with the new price-cap mechanism, Telecom Italia continued to simplify its pricing structure during the course of 2003. The general effect of the new price cap formulas for 2003 provided for an increase of 2.3% (an increase of €100 million per year) in Telecom Italia’s access service charges (i.e. monthly subscription fees) and an overall stability in Telecom Italia’s domestic traffic charges (due to an increase in local traffic expenditure of approximately €37 million offset by a similar reduction in long distance traffic). The changes in tariffs implemented in year 2003 increased business monthly subscription fees by 6.5%.

Out of the framework of the price cap mechanism, in compliance with the 47/03/CONS regulation (which has defined the new termination charge for the notified mobile operators and the value of retention for Telecom Italia), on June 1, 2003, new and lower prices of fixed-to-mobile calls became effective with an overall downgrading adjustment effect (on an annual basis) as follows:

•	total customer expenditure fell by approximately €275 million (-11.7%), of which:

•	decline in termination charge of approximately €193 million (-10.9%)

•	decline in retention of approximately €82 million (-14.3%).

In particular:

•	the termination charge represents the cost that Telecom Italia incurs for terminating the traffic generated by its wireline customers on the networks of mobile operators; the rate per minute is fixed by the mobile operators; and

•	retention represents the difference between the amount paid by the customer and the amount due to the mobile operators for termination: the rate per minute for retention by Telecom Italia is fixed by the National Regulatory Authority (Order No. 47/03 CONS).

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

See “Item 4. Information on the Telecom Italia Group—Business—The Organizational Structure”, “Item 4. Information on the Telecom Italia Group—Business Units—Wireline—Traffic and Tariffs”, “Item 4. Information on the Telecom Italia Group—International Traffic” and “Item 4. Information on the Telecom Italia Group—Regulation—Tariff and Pricing Policy”.

Specific Factors which Impacted Results of Operations Over the 2001-2003 Period

Divestitures and Cost Reduction Plan

Following the acquisition of the controlling interest in Old Telecom Italia by Olivetti in 1999, Olivetti embarked on a series of initiatives designed to reduce overall corporate costs and to reduce acquisition related indebtedness, predominantly through the divestiture of non-core assets. This program was continued by Olimpia after it acquired it’s stake in Olivetti in 2001.

As a result, since September 2001 approximately €10 billion of fixed assets and non-core financial assets have been divested. The disposal of assets has followed our previously discussed Industrial Plan. In general, investments in fixed line, non-telecommunication and non-strategic entities in Europe have been disposed of, allowing us to focus on the Italian market and to invest in new technologies and emerging areas of Europe, such as ADSL and broadband. The disposed of assets encompass both previously consolidated operators, such as 9Télécom of France and Seat Pagine Gialle, and equity investees. Mobile asset development in South America and the Mediterranean Basin have been increased in line with our industrial plan, and non-core assets in those regions have been disposed of, such as our previous equity investment in Globo.com. Further detailed information of all disposals and when they occurred can be found in Note 1 of the Notes to the Consolidated Financial Statements included elsewhere herein.

As part of the ongoing review of operations, we have under consideration other assets for disposal. The disposal of any operations and investments in the future will be broadly in line with our previously announced strategy.

The results achieved through efficiency gains and the disposals plan have strongly impacted Telecom Italia Group’s net financial debt (see “Item 3. Key Information––Selected Financial and Statistical Information” for a reconciliation of gross debt to net financial debt over the past three years). From September 2001, the date on which the new management took over responsibility for the running of the Telecom Italia Group, to December 31, 2003 net financial debt decreased by approximately €10 billion (from €43.4 billion to €33.3 billion). The macroeconomic components which determined this reduction were cash flows generated by operations, divestitures of fixed assets and long-term financial investments for approximately €10 billion and distributions to shareholders (dividends, withdrawals and the tender offers by Olivetti on Old Telecom Italia shares) for approximately €10 billion.

Provisions and Write-downs and Gains on Disposal of Equity Investments, tangible and intangible assets of non recurring nature

The operations of 2001 and 2002 were disproportionately impacted by the ongoing disposal program of non-core assets, as mentioned above, and the ongoing review of operations that occurs throughout the year.

Starting in 2001, with the change in management through Olimpia, we undertook a significant review of all operations, including the assessment of each operations long-term viability within the Telecom Italia Group framework and the related fair value of that operation. The review conducted in 2001 indicated that, due to the acquisition of many of these assets in prior years at relatively high valuations, that the valuations of these assets as of the end of 2001 could no longer be supported by market fundamentals. The provisions and write-downs of goodwill and equity investees were consistent with the strategic guidelines of the Industrial Plan. The following table outlines the extent of which asset impairments, generally related to goodwill and other intangible asset write-offs, occurred:

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Provisions and write-downs of goodwill and equity investments	(2,984)	(6,584)	(879)
Gains on the disposal of equity investments, tangible and intangible assets	465	2,553	105

In 2001, as part of the overall operating review undertaken by management, the write-downs affected several operating units, including 9Télécom, Maxitel, Tele Celular Sul, Tele Nordeste Celular, Med-1, Entel Bolivia, Entel Chile, TIM Brazil and certain companies within the SEAT group. In 2002, provisions were taken for the equity investment in Turkey (Aria—Is Tim), Seat Pagine Gialle and Digitel. The Seat Pagine Gialle provision included the accrual of €1,942 million to account for the fact that, upon the disposal of SEAT, we would be required to buy out the put and call arrangements with JP Morgan and take possession of the underlying SEAT shares. In 2003, additional significant impairments were taken for the goodwill of Telecom Italia Media, Entel Chile, Digitel, and EPIClink, and the fixed assets of the LAN network. In all cases, we obtained fair value assessments from either leading investment banks or other highly reputable valuation experts. Such valuations are based on various information, including short and long-term business plans, general local market conditions, market prices and market multiples.

In 2003, gains on the disposals of equity investments and other tangible and intangible assets amounted to €105 million. In 2002, this amount was €2,553 million, mostly related to the disposal of the Spanish equity investment Auna (€1,245 million), the equity investment in Bouygues Decaux Télécom (€484 million), the equity investment in Austrian mobile operator Mobilkom (€115 million) and the disposal of the interest in real estate company Telemaco Immobiliare (€110 million), the transfer of selected real estate assets to Tiglio I and II (a total of €219 million) and other minor disposals.

In 2001, which marked the beginning of the disposal program of the new management team, a total of €465 million in gains were recognized, including the transfer of all holdings in satellite sector investments to Mirror International, with a gain of €170 million being recognized, €94 million on the 30% sale of Mediterranean Nautilus, the sale of Globespan Virata Corp for €43 million and other minor investments.

Significant Trends Impacting Our Core Businesses

As described above under “—General Factors affecting the Telecom Italia Group’s Business”, management has identified the following key trends that have, and will continue to have, an impact in our two main business areas.

Wireline

•	Slowly decreasing voice traffic volumes, due in part to fixed to mobile substitution;

•	continuing pricing pressure due to price caps, regulatory constraints and competition;

•	introduction of new value added services, including video communication, contributing to a stabilization in voice revenues;

•	continuing growth in the number of unbundled lines in Italy, due to a favorable regime (particularly LLU price compared to line rental) for OLOs;

•	migration of Internet users from Dial-up to broadband;

•	significant broadband and data revenue growth;

•	growth in revenues from content and value added services provided on the Internet; and

•	growth in broadband services in selected European metropolitan areas, targeted by Telecom Italia for their growth prospects.

Mobile

•	Continuing intense competition;

•	stable customer base;

•	significant growth in value added services driven by the introduction of new technologies/new handsets and by increased customer demand; and

•	growth in targeted international markets, particularly Brazil.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Italian GAAP. Our reported financial condition and results of operations are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

We are also required to select accounting principles for the annual reporting of our U.S. GAAP results. Included in the following discussion are the U.S. GAAP principles we have identified that have the potential to generate significant differences from Italian GAAP and for which management is required to make substantial estimates and assumptions.

Revenue recognition

Our primary revenue streams consist of fixed line telecommunication services, mobile telecommunication services, the sale of products including primarily telecommunication (both fixed and mobile) equipment and office products, IT software and services, advertising services, and internet access and related services.

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

When an impairment in the value of assets occurs, nonscheduled write-downs are made. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the expected timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, we typically consider, among other things, technological obsolescence, discontinuance of services, changes in market prices, significant negative industry or economic trends, significant underperformance relative to expected historical or projected future operating results and other changes in circumstances that may indicate impairment. All of these assessments require the application of management judgment to the facts and circumstances existing at the time.

To assess impairment of property, plant and equipment and amortizing intangible assets for purpose of U.S. GAAP, we use the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the preceding discussion, management has concluded that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Acquisition accounting

We have entered into certain acquisitions and in the future may make additional acquisitions. We generally account for these acquisitions based on the form of the transaction. Cash exchanged for assets or shares is accounted for at its face value. However, other consideration, such as the fair value of shares exchanged (either Telecom Italia shares or other shares of Telecom Italia Group companies used to effect an acquisition) are generally not accounted for in Italian GAAP. In general, the Company uses carry over basis of the assets acquired and liabilities assumed and allocates the difference between the purchase price paid and the carry over basis to the intangible asset goodwill.

The development of a purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long term impact on the statement of operations. To the extent that other assets (for example, fixed assets or trademarks) are identified that are amortizable over a shorter life than goodwill (for which the major part is 20 years), the allocation of that fair value through the purchase price allocation is fundamental to the statement of operations.

For purposes of our U.S. GAAP reporting, we are required to perform a purchase price allocation under SFAS 141, Business Combinations. As part of that allocation, it is necessary to develop a purchase price, which under U.S. GAAP requires that all consideration, including the fair value of exchanged shares, be valued. This purchase price, which is generally higher than that arrived at for the same acquisition using Italian GAAP, is then allocated to the fair value of the assets acquired and liabilities assumed. The allocation requires that all assets and liabilities, including those not reflected in the final financial statements of the acquired entity, be valued. This valuation approach requires that significant estimates be made. For example, in the valuation of intangible assets such as a customer list, estimates and judgment are required for the amount of expected future profitability of customers, the expected churn rates, the discount rate used to present value the earnings and the expected economic life of the asset. All of these factors, which are developed in conjunction with the guidance and input of professional third party evaluation experts, require judgment and estimates. A change in any of these estimates or judgments could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill). Under U.S. GAAP, this allocation takes on significant meaning, as under existing U.S. GAAP (see also “Valuation of Goodwill” below), the asset “goodwill” is no longer a wasting asset. Therefore, as goodwill is no longer amortized on a periodic basis, the cumulative estimates and judgments made in

•	the definition of the purchase price,

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have an indefinite life or are amortizing;

has a significant impact on both the level of total goodwill and the statement of operations.

Goodwill

Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgment of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights. During 2003, management re-assessed the goodwill that originated from the original 1999 acquisition of Old Telecom Italia. That assessment was undertaken based on the input of independent third party professionals and the valuations undertaken as part of the Merger. Based on the re-assessment, we concluded that the remaining goodwill of Old Telecom Italia, which was originally established with a life of 20 years, should be reset as of 2003 to 20 years. The effect of this change in estimate was to reduce goodwill amortization expense in 2003 by €227 million.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. We review on a regular basis the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a business is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary or business to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates. Methods commonly used by us for valuations include discounted cash flow methods, comparable market multiples and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, weighted average cost of capital, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill impairment.

As of January 1, 2002, we adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result we ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Deferred taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess in the course of our tax planning process the ability of Telecom Italia and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

Significant management judgment is required in determining our provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. In our Italian GAAP financial statements the analysis is based on the estimates of taxable income in the jurisdictions in which we operate and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could adversely affect our financial position and results of operations.

Under U.S. GAAP, we assess the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgment regarding the timing of future book and tax reversals, which could be materially different from the actual results.

Accrued liabilities

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, we accrue an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

For purposes of U.S. GAAP, we apply the guidance outlined in SFAS 5, Accounting for Contingencies. Under SFAS 5 a loss contingency is considered to exist when a future use of assets to settle a liability or claim is considered probable and can be reasonably estimated. The necessary estimates used by management rely on the analysis of internal specialists, attorneys, actuaries or other external specialists as considered necessary. A revision of the original estimates may significantly affect future operating results.

Financing, acquisition and lease transactions

We have entered into several financing, acquisition and lease transactions that have resulted in material off balance sheet accounting treatment. These transactions include the sale and the subsequent lease of certain real estate assets, the sale of a portion of our equity interest in certain satellite sector entities, and the sale of trade accounts receivable under a securitization program.

We have acquired several companies using the shares of listed subsidiaries as a form of currency, often in conjunction with a mix of cash. For purposes of acquisition accounting, no economic value is ascribed to the shares exchanged, therefore the recorded value of the acquired company does not reflect the value of the underlying shares given up. For purposes of U.S. GAAP, the shares of the subsidiaries used to acquire a target are fair valued as part of the purchase price, generally based on the quoted market price of the shares at the date of the announcement. As there is an economic value ascribed to these shares, the total investment in the acquired company is generally larger, including the associated goodwill, on a U.S. GAAP basis. From 2002, as part of the adoption of SFAS 142, this goodwill is no longer amortized, but rather becomes subject to the fair value impairment tests as previously described.

The sale and the subsequent lease of certain real estate assets, the sale of a portion of our equity interest in certain satellite sector entities, and the sale of accounts receivable under securitization programs have been recorded as sale transactions and gains or losses were recognized for the differences between the fair value of the consideration received and the carrying value of the real estate assets, investments, and receivables sold. The real estate assets sold continue to be used in the ordinary course of our operations and are accounted for as operating leases. Management has substantial flexibility in structuring transactions to effect the recognition of assets, liabilities, gains and losses. For purposes of U.S. GAAP, the sale of the real estate portfolio’s were not considered to be sales as we maintained a continuing interest in the properties, therefore no gains were recognized and the assets remain on the balance sheet, with the cash received treated as a secured borrowing. Similarly, the securitization of certain equity stakes in the satellite sector with a special purpose entity resulted in that structured entity also being fully consolidated in our U.S. GAAP results.

However, we have deconsolidated the qualified special purpose entity related to the accounts receivable securitization program initiated in 2001.

In general, U.S. GAAP requires a “substance over form” approach to structured transactions, including real estate, leases, securitizations and other structured finance transactions. For purposes of U.S. GAAP, for entities created or modified after January 31, 2003, we adopted the financial reporting guidelines of FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”). Consolidation will no longer be determined solely on the majority of voting interests approach, but instead on identifying the primary beneficiary of the variable interest entity. The assessment of which party has the primary benefit will require management to assess each transaction in which it currently holds such financial interests, assessing the probability of expected residual returns and expected losses to arrive at a final decision regarding consolidation.

Derivatives

We enter into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. For purposes of Italian GAAP, the changes in the fair value of the derivative contract are not accounted for in the statement of operations until the contract has expired. The notional amount of the contracts open at the end of the fiscal year is disclosed. For purposes of U.S. GAAP, we have used the guidance established in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Under U.S. GAAP, we recognize the change in the fair value of the derivative contract in the calculation of net income or loss for the period. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. As a result, we are required to rely on these pricing models when external fair values are unavailable. The estimates regarding future prices requires estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future will differ from the estimates, therefore producing different financial results.

Adoption of International Accounting Standards

In accordance with the recommendations of the CESR (Committee of European Securities Regulators) published on December 30, 2003 and containing guidelines for companies listed within the EU regarding the transition to IAS/IFRS, (the benchmark regulatory framework) and process of adoption of international accounting standards within the Telecom Italia Group are illustrated below.

The principal phases which characterized the process of accounting harmonization within the EU are:

•	the adoption of Regulation No. 1606 issued by the European Parliament and by the Council of the European Union in July 2002 which provides for the mandatory application of IAS/IFRS, beginning from 2005, for the consolidated financial statements of companies listed in regulated markets of the EU;

•	the European Commission’s adoption of Regulation No. 1725 dated September 29, 2003, which approved the international accounting standards, and related interpretations, existing at September 14, 2002; IAS 32 and 39, relating to the disclosure and measurement of financial instruments, respectively, and the related interpretations (SIC 5, 16 and 17) were excluded from that approval process as they were in the process of being revised by the IASB;

•	the issue, by Italian legislators, of the 2003 EU Law (Law No. 306 dated October 31, 2003) which in Art. 25 provides, moreover, for the obligation of listed companies to draw up not only the consolidated financial statements in accordance with IAS/IFRS (already provided by EU Regulation No. 1606/2002) but also their annual separate financial statements.

Concurrently, the IASB planned a series of projects directed at the implementation of the International Accounting Standards adopted by the EU, including the regulation of transactions not presently covered by IFRS. Certain of these projects have already been concluded whereas others are being completed and/or are at the inception stage.

During 2003, we commenced a specific project relating to the implementation of international accounting standards through the establishment of a dedicated working group which involved the principal companies of the Telecom Italia Group. In particular, an analysis was carried out to identify the principal differences between Italian accounting principles and IAS/IFRS, and to quantify, on the basis of the differences identified, the most significant impacts on the our consolidated financial statements.

The objectives of the project were the following:

•	identification of the principal differences between Italian accounting principles and IAS/IFRS, including those for the preparation of the initial opening financial statements (January 1, 2004, the transition date) and quantification of the relative impacts;

•	implementation of administrative processes and company information systems to permit the preparation of financial statements and interim accounts in accordance with IAS/IFRS.

In compliance with IAS 1, financial statements in accordance with IAS/IFRS should include, in terms of comparative disclosures, the year previous to the current year. The financial statements as at December 31, 2005 will be the first annual accounts we present in accordance with international accounting standards and, accordingly, will include, for comparative purposes, the financial statements as at December 31, 2004 in accordance with IAS/IFRS.

The analysis conducted thus far has identified certain differences between Italian accounting principles and IAS/IFRS (assuming the endorsement of all the existing Exposure Drafts and excluding the impacts deriving from the first application of international accounting standards), of which the principal differences are described below:

•	goodwill: goodwill will no longer be amortized annually in the statement of operations but will be subject to a valuation, carried out at least annually, in order to identify any impairment in value (impairment test);

•	treasury stock: in accordance with IAS/IFRS, treasury stock may not be recorded as an asset and should be cancelled together with the corresponding reserve; furthermore, the amount of treasury stock should be recorded as a reduction of shareholders’ equity;

•	principles of consolidation: the possibility of excluding companies that are not significant in size, companies in liquidation and those with dissimilar activities from the scope of consolidation has been eliminated; the shares of consolidated subsidiaries recorded as current assets would be subject to consolidation;

•

stock options:    IFRS 2 classifies stock options within the category of “equity settled share-based-payment transactions” or rather “goods or services received by an entity as consideration for equity instruments of the entity”; in particular, based on this standard, stock options must be valued at their fair value at the time granted (“grant date”), recording the cost in the statement of operations with an increase in shareholders’ equity;

•	employee termination indemnities (TFR): Italian accounting principles require recognition only of the liability for employee termination indemnities (TFR) on the basis of the nominal liability matured to the end of a reporting period; under IAS/IFRS, TFR fall under the category of defined benefit plans subject to actuarial valuation requiring that the present value of the benefit, payable upon termination of employment, that employees have matured up to the balance sheet date, be recorded;

•	compound financial instruments: in accordance with IAS 32, the value of compound financial instruments (e.g. convertible notes) should be allocated between financial liabilities and equity instruments (shares, quotas, share purchase options and other equity instruments);

•	derivative financial instruments: in accordance with IAS/IFRS, all derivatives should be reflected in the financial statements at their fair value. The method of accounting for derivative financial instruments varies based on their characteristics (hedging instruments and non-hedging instruments);

•	asset retirement obligations: as required by IAS 37, the Telecom Italia Group will record liabilities to be incurred, at the time fixed assets are abandoned, through a legal or constructive obligation assumed upon purchase, construction and development of installations. The liabilities will be recorded at market value, in the period in which they arise, as an accrual, with an offset to the fixed assets to which they refer. Recognition in the statement of operations occurs through the depreciation of the related asset over its estimated useful life;

•	extraordinary items: there are no extraordinary items under IAS/IFRS;

•	departure from accounting principles envisaged by special laws: for IAS/IFRS, the accounting treatment of any article or transaction does not take into consideration the effects of special laws or tax laws (e.g. Law No. 58/92).

In relation to the differences identified, projects have been initiated to define the operating procedures for the relative quantification for each company.

Moreover, other differences in accounting principles have been identified, which are being further analyzed, principally relating to provisions for risks, revenue recognition, contract work in process, capitalization of interest, deferred taxes, acquisitions and the recording of dividends in the separate financial statements.

Results of Operations

Reorganization of Business

At the beginning of 2001 we reorganized our businesses into business units and began reporting our results by business unit during 2001. Following the acquisition by Olimpia of its interest in Telecom Italia (formerly Olivetti), and a new management and a new Board of Directors taking control, we implemented a further restructuring plan. This plan included further divestitures of assets, particularly non-strategic international assets. In addition, during 2002 we reorganized our IT and international operations business units and we have continued to reorganize certain of our operations during 2003.

Our businesses are managed and organized on the basis of the following Business Units and the segment disclosure which follows is based on these Business Units.

Wireline.    The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

Mobile.    This business unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in Latin America and in the Mediterranean Basin.

South America.    All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) were coordinated by Latin America Operations (LAO) until

February 29, 2004 and were developed in accordance with our overall strategic plan. In particular, from February 2003 to February 2004, Latin America Operations reported directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunication. Since March 1, 2004, the Latin America Operations function is no longer operational and the Business Units Wireline and Mobile have been charged with responsibility for the results of the subsidiaries for which they are accountable in Latin America.

Internet and Media.    Starting from August 8, 2003, after the proportional spin-off and sale of substantially all of the directories, directories assistance and business information segments, the Internet and Media Business Unit operates in the following segments:

•	Internet. Management of access services (ISP), with Tin.it, management and development of portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market;

•	Television. La7 and MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks entrusted under concession and in the marketing of advertising space in TV programming;

•	Office Products and Services. Through the distribution of products, services and solutions for the office through the Buffetti retail network; and

•	Professional Publishing in the sector of specialized technical publishing.

Information Technology Market.    The IT Market Business Unit was created in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The IT Market Business Unit is responsible for organizing the information technology activities of the Group, that are marketed to third parties, in particular, central and local governmental administrations moving towards decentralization and e-government, as well as banks and businesses. The IT Market Business Unit provides consultancy services, system integration, CRM and ERP solutions and web services. It is a full business solution provider for government, banks and enterprise.

Information Technology Group.    The IT Group Business Unit was created in 2002 to rationalize the activities previously carried out in the Information Technology Services Business Unit. The Business Unit is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group and covers the entire range of information services, pursuing objectives to reposition its activities to higher value-added products.

Olivetti Tecnost.    Olivetti Tecnost and its subsidiaries (the “Olivetti Tecnost Group”) offer office products and digital printing systems (Office Products Division), specialized application for service automation in banking, retail, trade industry applications, gaming and lottery management (Systems Division). In addition, the group cooperates with the Industrial Operations Division in the development and production of silicon technology (ink-jet print-heads and MEMS), in document management services and mobile phone repairs. The principal geographic markets of this Business Unit are Europe, Asia and North America.

For a complete description of these Business Units, see “Item 4. Information on the Telecom Italia Group––Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2001, 2002 and 2003, consistent with the structure of each Business Unit at December 31, 2003.

Results of Operations for the Three Years Ended December 31, 2003

Change in scope of consolidation and Currency Exchange Rates

Our results of operations fully consolidate all Italian and foreign subsidiaries (other than subsidiaries not material to us) in which we hold, directly or indirectly, more than 50% of the voting stock or has dominant influence (effective control).

Other entities in which we hold, directly or indirectly, between 20% and 50% of the voting rights, including jointly controlled companies, are accounted for under the equity method. These include a number of our international investments. The equity in the earnings of such entities (i.e.: our proportional share in the profits or losses of these entities) is included in financial expense. See Note 22 of Notes to the Consolidated Financial Statements included elsewhere herein.

The following main changes in the scope of consolidation took place during the three year period (2003, 2002 and 2001):

•	some investments were disposed of in 2003 and in particular the New SEAT group following the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”; such sale occurred on August 8, 2003 and therefore the activities disposed of were consolidated in the results of operations only for the first seven months of 2003;

•	some investments were disposed of in 2002 and were consolidated in the results of operations as follows: the 9Télécom group for the period from January 1, 2002 to June 30, 2002; the former Satellite Business Unit (the Telespazio group) for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002.

Throughout the discussion which follows we use the term “organic growth”. Organic growth means that the percentage changes provided assume that on a year to year comparison basis the effects of changes in the scope of consolidation are excluded and exchange rates are calculated on a constant currency basis. Constant currency means that the difference in exchange rates between years are eliminated by using the same exchange rate in the later year as in the prior year. Management believes that providing this information enables the reader to better understand the actual operating changes which are impacting the consolidated and business segment results of operations.

Overview of 2003 Results of Operations

As part of our 2003-2005 Industrial Plan we established certain key targets:

•	Strengthen our core Italian domestic activities

•	Exploit growth opportunities

•	Improve cost efficiency

In 2003 we largely met these targets on the basis of some of the key measures we use in monitoring our performance.

With respect to the strengthening of our core Italian domestic activities such key targets were evidenced by:

• Wireline voice market share	plus 0.6 percentage points compared to 2002

• Mobile average revenue per user (ARPU)	plus 1% compared to 2002

• Mobile usage	plus 5.5% compared to 2002

In each case the above reflected a reversal in trends of the prior two years where we had been losing voice market share and the trends in mobile ARPU and usage had also been declining. These improvements must be considered against significant continuing competitive pressures and regulatory developments which have put additional pressure on pricing and pricing strategies which negatively impacted revenue growth in 2003.

In both our core domestic and international markets our strategy has been to focus our investment and significant management time on exploiting growth opportunities. In the domestic market this means our focus has been on value added services and internationally on markets which we consider to have the most potential for growth—mobile telecommunications in selected markets, particularly in Latin America, and broadband in selective European markets. We also met certain key performance targets in 2003 as measured by the following:

• Domestic Value added services

• broadband domestic lines	plus 140% over year end 2002

• wireline innovative data services revenues	plus 42.1% compared to 2002

• mobile VAS revenues	plus 36.7% compared to 2002

• Internationally

• Latin America	plus 3.5 million mobile lines

• Europe	selective broadband investments in France and Germany made in 2003

As discussed under “Item 4. Information on the Telecom Italia Group—Business—Updated Business Plan and Strategy”, we have established certain targets under our 2004-2006 Industrial Plan including compound annual revenue growth over the period in excess of 5% and compound annual growth in operating income greater than 10%, in each case assuming no changes in the scope of consolidation and exchange rate impacts. Our ability to achieve these targets will be dependent on maintaining our existing competitive position and successfully growing our revenues with value added services and in our targeted international markets. See “Item 3. Key Information—Risk Factors”. To achieve these goals our capital expenditures will be focused on investments in innovative, value added services and our targeted international investments. See “—Liquidity and Capital Resources—Capital expenditures under the Business Plan”. We anticipate that our revenue mix will, as a result, change over time, as the continuing competitive pressures in our core voice markets persist (wireline and mobile), with revenues from domestic innovative services and international expected to reach approximately 38% of total revenues by 2006 compared with 27% in 2003. This is consistent with the trends we have seen in 2003 compared to 2002.

Telecommunications (TLC) License Fee

The impact of certain decisions regarding the TLC License fee had a material one time impact on our 2003 results of operations. After the ruling by the Court of Justice of the European Community stating that the telecommunications license fee established by Italian Law 448/1998, Art. 20, is contrary to EU law, the Telecom Italia Group stopped recording the license fee for 2003 and the financial charges accrued in 2003 on the amount payable for the license fees recorded in previous years. In addition, the statement of income in 2003 benefitted from the reversal of payables and reserves for risks and charges of €1,465 million for the years 2000, 2001 and 2002. Such amount, net of the tax effect of €562 million, contributed to the improvement in net income before minority interests for the year of €903 million.

Moreover, in anticipation of the final ruling by the administrative judge and the subsequent executive order, income has not been credited for the telecommunication license fee of €546 million (€362 million by Telecom Italia and €184 million by TIM) paid by the respective companies for the year 1999.

The following table sets forth our Italian GAAP statement of operations for the years ended December 31, 2001, 2002 and 2003.

	2001	2002	2003
	(millions of Euro)
Operating revenues	32,016	31,408	30,850
Other income	476	504	345

Total revenues	32,492	31,912	31,195

Cost of materials	2,640	2,315	2,081
Salaries and social security contributions	4,919	4,737	4,303
Depreciation and amortization	7,612	7,227	6,779
Other external charges	12,687	12,188	11,934
Changes in inventories	92	62	114
Capitalized internal construction costs	(583)	(675)	(805)

Total operating expenses	27,367	25,854	24,406

Operating income	5,125	6,058	6,789

Financial income	1,446	1,569	992
Financial expense	(6,559)	(4,647)	(3,256)
of which write-downs and equity in losses in affiliated and other companies, net	(1,771)	(487)	(91)
Other income and (expense), net	(3,109)	(5,496)	(1,083)

Income (loss) before income taxes and minority interests	(3,097)	(2,516)	3,442
Income taxes	(579)	2,210	(1,014)

Net income (loss) before minority interests	(3,676)	(306)	2,428
Minority interest	586	(467)	(1,236)

Net income (loss)	(3,090)	(773)	1,192

Business Unit Financial Data

We operate predominantly in Italy and our core business is focused on domestic and international telecommunications services.

The table below sets forth the gross operating revenues, gross operating profit, operating income and other date for our Business Units, for the last three years:

		Wireline (1)(3)	Mobile	South America (4)	Internet and Media(5)	IT Market (3)	IT Group (3)		Olivetti Tecnost	Sub-total	Other activities and eliminations (3)(6)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2003 2002(2) 2001(2)	17,216 17,047 17,174	11,782 10,867 10,250	1,126 1,409 1,534	1,297 1,991 1,957	891 1,039 1,322	1,100 996 1,039		655 914 1,097	34,067 34,263 34,373	(3,217 (2,855 (2,357	) ) )	30,850 31,408 32,016

Gross operating profit(7)	2003 2002(2) 2001(2)	8,255 7,951 7,730	5,502 5,039 4,760	400 450 527	322 593 444	84 114 181	96 98 198		40 59 27	14,699 14,304 13,867	(419 (289 (212	) ) )	14,280 14,015 13,655

Operating income	2003 2002(2) 2001(2)	4,969 4,677 4,338	3,786 3,358 3,136	137 146 187	63 232 31	58 64 133	(36 (40 51	) )	2 4 (26)	8,979 8,441 7,850	(2,190 (2,383 (2,725	) ) )	6,789 6,058 5,125

Capital expenditures	2003 2002(2) 2001(2)	2,302 2,475 2,842	1,957 1,715 3,151	130 216 406	102 81 175	30 39 33	174 149 139		20 35 62	4,715 4,710 6,808	179 191 423		4,894 4,901 7,231

Number of employees at the year end	2003 2002(2) 2001(2)	50,766 53,935 58,112	18,888 18,702 16,721	5,049 5,461 5,746	2,029 7,715 9,264	4,827 5,506 7,454	4,107 5,039 5,127		2,395 4,527 4,896	88,061 100,885 107,320	5,126 5,735 8,700		93,187 106,620 116,020

(1)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(2)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia. See “—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004 compared to March 31, 2003”.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle which was renamed Telecom Italia Media following the spin-off.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002 -, the 9Télécom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002 -, as well as the finance companies, the centralized group services and the staff functions. See “—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004 compared to March 31, 2003”.
(7)	Gross Operating Profit is a non-GAAP financial measure. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit on a consolidated basis.

	Year ended December 31,
	2001	2002	2003
	(millions of Euro)
Operating income	5,125	6,058	6,789
Depreciation and Amortization	7,612	7,227	6,779
Other external charges:
• Provision for bad debts	448	546	471
• Write-downs of fixed assets and intangibles	17	58	6
• Provision for risks	389	114	70
• Other provisions and operating charges	431	466	485
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(367)	(454)	(320)

Gross Operating Profit	13,655	14,015	14,280

Year ended December 31, 2003 compared with Year Ended December 31, 2002.

Consolidated Operating Revenues

Our consolidated operating revenues decreased by 1.8% in 2003 compared to 2002. Organic growth was 5.3% (€1,545 million), excluding the negative effect of changes in exchange rates (€728 million, of which €641 million was attributable to the Latin American telecommunication companies) and the effect of the change in the scope of consolidation (€1,375 million, of which €797 million related to the sale of New SEAT from the Internet and Media Business Unit).

Organic growth in revenues was due largely to the following:

•	a significant increase in the revenues of the Mobile Business Unit, which were driven by the domestic market (voice traffic and value-added services) and by the Brazilian market;

•	an increase in the revenues of the Wireline Business Unit, which was due to growth in income from basic subscription charges, especially for ADSL, and from the sales of telephone equipment, which more than compensated for the drop in traffic in the retail segment. The decline in retail traffic was offset in part by an increase in the wholesale area; and

•	a reduction in the sales of the Olivetti Tecnost Business Unit.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to our consolidated operating revenues.

	Year ended December 31,
	2002(1)			2003
	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Wireline(4)(5)	17,047	15,112	48.1%	17,216	15,364	49.8%
Mobile	10,867	10,595	33.7%	11,782	11,562	37.5%
South America(6)	1,409	1,369	4.4%	1,126	1,104	3.6%
Internet and Media(7)	1,991	1,900	6.0%	1,297	1,122	3.6%
IT Market(5)	1,039	926	2.9%	891	804	2.6%
IT Group(5)	996	59	0.2%	1,100	41	0.1%
Olivetti Tecnost	914	906	2.9%	655	637	2.1%
Other activities(5)(8)	1,574	541	1.8%	1,126	216	0.7%

Total operating revenues	35,837	31,408	100.0%	35,193	30,850	100.0%

(1)	The data relating to 2002 has been reclassified and presented consistent with the 2003 presentation.
(2)	Gross operating revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(4)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(5)	Starting from January 1, 2003, the Netikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit.
(6)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(7)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that was renamed Telecom Italia Media following the spin-off.
(8)	The data include the operations of the International Affairs Corporate Function, the TILab, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002 -, the 9Télécom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002 -, as well as the financial companies, the centralized group services and the staff functions.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area and the percentage of total consolidated operating revenues:

	Year ended December 31,
Geographic Area	2002		2003
	(millions of Euro, except percentages)
Italy	25,029	79.7%	24,811	80.5%
Rest of Europe	2,665	8.5%	2,478	8.0%
North America	452	1.4%	589	1.9%
Central and South America	2,805	8.9%	2,566	8.3%
Australia, Africa and Asia	457	1.5%	406	1.3%

Total consolidated operating revenues	31,408	100.0%	30,850	100.0%

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2002		2003
	(millions of Euro, except percentages)
Cost of materials	2,315	7.4%	2,081	6.7%
Other external charges	12,188	38.8%	11,934	38.7%
Personnel costs (salaries and social security contributions)	4,737	15.1%	4,303	13.9%
Changes in inventories	62	0.2%	114	0.4%
Capitalized internal construction costs	(675)	(2.2)%	(805)	(2.6)%
Depreciation and amortization	7,227	23.0%	6,779	22.0%

Total operating expenses	25,854	82.3%	24,406	79.1%

Our operating expenses decreased by €1,448 million or 5.6% in 2003 compared to 2002. The decrease was attributable to the lower cost of materials, the elimination of the TLC license fee (included in other external charges), personnel costs, depreciation of fixed assets and amortization of intangible assets (including goodwill).

As a percentage of our operating revenues, operating expenses represented 82.3% and 79.1% in 2002 and 2003, respectively.

Cost of Materials

Cost of materials decreased by €234 million or 10.1% in 2003 compared to 2002, mainly as a result of the continuing action taken to improve efficiency.

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2002	2003
	(millions of Euro)
Costs of external services rendered	9,407	9,684
Rents and lease payments	1,166	1,156
Provision for bad debts	546	471
Provision for risks	114	70
Write-downs of tangible and intangible fixed assets	58	6
TLC license fee	431	62
Other provisions and operating charges	466	485

Total other external charges	12,188	11,934

Other external charges decreased by €254 million or 2.1% in 2003 compared to 2002. These charges include costs of external services rendered, write-downs of tangible and intangible fixed assets, provision for bad debts, rents and lease payments, telecommunications license fees and other provisions and operating charges.

•	Costs of external services rendered increased by €277 million or 2.9% in 2003 compared to 2002. The increase was principally due to higher costs to operate and develop mobile telecommunications (including the start-up of GSM services in Brazil).

•	Provision for bad debts declined by €75 million in 2003 compared to 2002. The provision for bad debts is made to write-down receivables to their expected present realizable value.

•	TLC license fee decreased by €369 million or 85.6% in 2003 compared to 2002; such decrease was principally due to the cancellation of the Italian government TLC license fee (€355 million in 2002) after such fee was found not permissible as described above. Such cancellation also positively impacted provision for risks in that a provision of €29 million was recorded in 2002 by Old Telecom Italia relating to the TLC license fee.

•	Other provisions and operating charges which included losses on disposals and write-offs of tangible and intangible fixed assets (€18 million in 2003 compared to €36 million in 2002) and taxes other than income taxes (€128 million in 2003 against €123 million in 2002), increased by 4.1% in 2003 compared to 2002.

Personnel Costs

Personnel costs (salaries and social security contributions) decreased by €434 million or 9.2% to €4,303 million in 2003 from €4,737 million in 2002. The decrease was mainly due to the following:

•	a reduction in employee costs following layoffs in 2003 in Old Telecom Italia and in the Olivetti Tecnost Business Unit; and

•	changes in the scope of consolidation.

As a percentage of the Telecom Italia Group’s operating revenues personnel costs declined to 13.9% in 2003 compared to 15.1% in 2002. Employees at December 31, 2003 numbered 93,187 (106,620 as of December 31, 2002). The breakdown is as follows:

	As of December 31,
	2002	2003
Italy	86,286	78,069
Abroad	20,334	15,118

Total employees	106,620	93,187

The reduction of 13,433 employees, compared to December 31, 2002, was due to operating turnover representing 4,604 units (of which 4,134 units were in Italy and 470 units outside Italy) and the change in the scope of consolidation relating to 8,829 units.

The reduction due to the changes in the scope of consolidation is mainly attributable to the following:

•	the sales of companies included in the Internet and Media Business Unit (a decrease of 5,642 units, of which 5,402 units related to the disposal of New SEAT) and Tess (a decrease of 404 units), the Olivetti Tecnost de Mexico business segment (a decrease of 1,266 units), the spin-offs of the Logistics business segment by Wireline (a decrease of 337 units), the Facility Management business segment by Olivetti Multiservices (a decrease of 208 units), the Desktop Management (a decrease of 582 units in IT Group and 22 units in IT Market) and Corporate Solutions businesses (a decrease of 380 units in IT Group and 21 units in Olivetti Tecnost), the sale of the Netikos group (a decrease 207 units) as well as of other minor companies and activities (a decrease of 130 units); and

•	the inclusion of Hansenet (an increase of 381 units), Tm News (an increase of 55 units) and Top Services (an increase of 21 units).

In 1992, the Italian government enacted a law that required that Old Telecom Italia ensure that all personnel employed as of February 20, 1992 be covered by the Fondo Previdenza Telefonici (“FPT”), for the entire retirement benefit amount, including sums due by any prior employment in related companies. The contributions to cover these costs were computed by INPS (the Italian Social Security Authority), and are to be paid in 15 equal annual deferred installments. A subsequent law required that, for financial statement reporting purposes, the accounting for this liability was to be on a cash basis, which also matched the allowable tax deductibility of the payments.

Upon the acquisition of the controlling interest of Old Telecom Italia by Olivetti in 1999, the liability was estimated in the development of the acquisition price paid (i.e., the fair value of the assets acquired and liabilities assumed). At the time, the estimated liability by management was that the total amount due was less than that described by INPS, for a variety of reasons. Therefore, in recording the liability, the lower amount of the estimated range of the liability was recorded in the purchase accounting.

We have continued to debate the merits of the INPS valuation, with the issue still being debated in the Italian court system. However, in 2003 additional facts came to light, including the loss of some individual employee court cases (but not all cases), which lead to a revision of the estimated liability in 2003. Based on that review, an additional €315 million charge was taken in 2003 to record the full extent of the liability as computed by INPS. The total liability of €802 million recorded in the consolidated financial statements is net of the payments made to date to INPS to fund the liability, as required by the 1992 law. See also Notes 14 and 18 of Notes to the Consolidated Financial Statements included elsewhere herein.

Capitalized Internal Construction Costs

Capitalized internal construction costs represent sales of equipment, installations and services at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs increased by €130 million or 19.3% from €675 million in 2002 to €805 million in 2003; such increase was principally due to higher levels of capital expenditures spent on products and services purchased from subsidiaries, mainly software products.

Gross Operating Profit

The table below sets forth, for the periods indicated, our Gross Operating Profit (see “—Business Unit Financial Data—Note 7” for the calculation of Gross Operating Profit) and gross operating margin (gross operating profit as a percentage of operating revenues).

	Year ended December 31,
	2002		2003
	(millions of Euro, except percentages)
Gross Operating Profit	14,015	44.6%	14,280	46.3%

Gross Operating Profit increased by €265 million or 1.9% in 2003 compared to 2002 due to the greater percentage reduction in certain expenses in 2003 compared to the decrease in operating revenues in the same period. Excluding the effect of changes in exchange rates (a decrease of €146 million) and the effect of the change in the scope of consolidation (a decrease of €344 million), Gross Operating Profit grew by €755 million or 5.6% compared with 2002. Gross operating margin increased to 46.3% in 2003 from 44.6% in 2002 for the same reasons.

The organic growth in Gross Operating Profit was positively impacted by the cancellation of the Italian government TLC license fee (€355 million in 2002), partially offset by the negative impact of the start-up of GSM services in Brazil (€131 million).

Depreciation and Amortization

Depreciation and amortization which was recorded on a straight line basis over the estimated useful lives of the assets, decreased by €448 million or 6.2% from €7,227 million in 2002 to €6,779 million in 2003.

Depreciation of tangible fixed assets decreased by €138 million or 3.6% from €3,808 million in 2002 to €3,670 million in 2003 mainly as a result of a lower amount of depreciable assets.

Amortization of intangible assets decreased by €310 million or 9.1% (from €3,419 million in 2002 to €3,109 million in 2003) as a result of the following:

•	amortization of goodwill decreased by €316 million from €2,151 million in 2002 to €1,835 million in 2003. The decrease in amortization of goodwill was mainly due to:

•	the write-down of goodwill relating to Seat Pagine Gialle made in the 2002 financial statements and the sale of New SEAT (which reduced goodwill amortization by €304 million),

•	the extension, from 16.5 years to 20 years beginning from January 1, 2003, of the residual estimated period of benefit of the unamortized goodwill which resulted from the acquisition in 1999 of the controlling interest in Old Telecom Italia by Olivetti which reduced goodwill amortization by €227 million.

The foregoing was offset by:

•	higher amortization of goodwill arising from the tender offers launched by Olivetti for the ordinary and savings shares of Old Telecom Italia (€228 million) and the reclassification, from current to long-term, of the shares held by Olivetti in Old Telecom Italia which were subsequently cancelled as a result of the merger (€12 million).

At December 31, 2003, goodwill decreased by €749 million (from €27,894 million as of December 31, 2002 to €27,145 million as of December 31, 2003). The change in goodwill was attributable to the following factors:

•	goodwill recorded following the tender offers by Olivetti for the shares of Old Telecom Italia of €4,551 million,

•	the reclassification of the shares of Old Telecom Italia from current assets to intangibles made by Olivetti prior to the merger increasing goodwill by an additional €250 million, and

•	the exercise of the J.P. Morgan Chase put option increased goodwill by €428 million relating to the acquisition of the additional SEAT shares.

The foregoing was offset by:

•	the reduction in goodwill relating to New SEAT and its subsidiaries following their sale (a total of €3,506 million),

•	amortization (€1,835 million) and write-downs during the period (€754 million), and

•	amortization of intangible assets (other than goodwill) of €1,274 million in 2003 compared with €1,268 million in 2002.

Operating Income

The table below sets forth, for the periods indicated, our operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2002	2003
	(millions of Euro)
Operating income	6,058	6,789

Our operating income increased by €731 million or 12.1% in 2003 compared to 2002. Excluding the effect of changes in exchange rates and the effect of the change in the scope of consolidation, operating income grew by 15.6%. The growth in operating income takes account of the negative effect of the start-up of GSM services in Brazil (€273 million in 2003) as well as the positive impact of the cancellation of the Italian government TLC license fee (€395 million in 2002).

The increase in operating income was mainly due to the improvement in Gross Operating Profit described above and the decrease in depreciation and amortization. As a percentage of operating revenues, operating income increased from 19.3% in 2002 to 22.0% in 2003.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2002	2003
	(millions of Euro)
Financial income	1,569	992
Financial expense	(4,647)	(3,256)
of which write-downs and equity in losses in affiliated and other companies, net	(487)	(91)
Other income and (expense), net	(5,496)	(1,083)

Total financial expense, net and other income and expense, net	(8,574)	(3,347)

Total financial expense, net and other income and expense, net decreased from a net expense of €8,574 million in 2002 to a net expense of €3,347 million in 2003, a 61.0% decrease.

Financial income (which includes interest and other income on securities, interest income from banks, affiliated and other companies, customers and gain on foreign exchange as well as certain other miscellaneous income, including income on hedging contracts) decreased by €577 million or 36.8%. The decrease was principally due to the reduction in gain on foreign exchange which declined €349 million from €508 million in 2002 to €159 million in 2003.

We record monetary assets and liabilities denominated in foreign currencies at the exchange rate in effect at the date of the transaction. We remeasure such assets and liabilities at the prevailing exchange rate on each balance sheet date with unrealized gains included in financial income.

Financial expense (which includes interest expense on financial indebtedness, foreign exchange losses and income or loss from equity investees) decreased by €1,391 million or 29.9%. The decrease was attributable principally to the following:

•	a decrease in interest expense, from €2,241 million in 2002 to €2,173 million in 2003, mainly due to the reduction in the level of interest rates as well as to the lower average borrowings outstanding during 2003;

•	the reduction of €719 million in losses on foreign exchange (€186 million in 2003 compared to €905 million in 2002) which were positively impacted by the exchange rate effect of the companies in South America. As described above under Financial income we remeasure monetary assets and liabilities denominated in foreign currencies on each balance sheet date. If such remeasure results in unrealized losses, such unrealized losses are included in financial expense;

•	the expenses of €161 million for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares finalized in August 2003, as well as the expenses connected with the credit lines granted to Olivetti in connection with the Merger to fund the rights of withdrawal and the tender offers (€98 million); and

•	the reduction in net write-downs and equity in losses in affiliated and other companies of €396 million, mainly as a result of:

•	the reduction of €67 million in amortization of goodwill in companies accounted for using the equity method (€13 million in 2003 compared to €80 million in 2002); and

•	the decrease of €329 million in valuation adjustments to the Telecom Italia Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €78 million compared to a loss of €407 million in 2002). Such decrease was principally due to the reduction in losses of Sky Italia (formerly Stream) of €150 million and Aria—Is Tim of €171 million corresponding to the valuation adjustment made in 2002.

Other income and expense, net decreased from a net expense of €5,496 million in 2002 to a net expense of €1,083 million in 2003. This significant decrease (€4,413 million) was mainly due to the reduction in provisions and write-downs of goodwill and equity investments of €5,705 million compared to 2002, partly offset by the decrease in gains on the disposal of equity investments, tangible and intangible assets of €2,448 million compared to 2002, as described below.

•	In 2003, provisions and write-downs of goodwill and equity investments amounted to €879 million:

•	€348 million for the write-down of goodwill on Telecom Italia Media made on the basis of an appraisal of independent advisors;

•	€195 million for the write-down of goodwill on Entel Chile following the implementation of restructuring and reorganization plans;

•	€132 million for the write-down of goodwill on Digitel, in view of the persisting difficult macroeconomic environment in which the company operates;

•	€42 million attributable to the write-down of goodwill on EPIClink in respect of the start of the process to strategically reposition the company within the Group;

•	€59 million related to the dispute with minority shareholders of Digitel;

•	€37 million for the write-down of goodwill related to other minor companies;

•	€36 million related to provisions for risks and other charges on investments; and

•	€30 million to be recognized to Mirror in connection with the recognition of a lower sale price of the investment in Inmarsat with respect to the value assumed in 2001 at the time in which such investment was transferred by Telecom Italia to Mirror.

•	In 2002, provision and write-downs of goodwill and equity investments amounted to €6,584 million and included the following:

•	write-down of the equity investment held in Aria—Is Tim, the affiliated mobile telecommunications operator in Turkey (€1,491 million) and provision to the reserve for risks and charges related to Aria—Is Tim (€850 million) for the guarantees provided by the Old Telecom Italia Group to the creditors of Aria—Is Tim, and for the loans provided directly by the Old Telecom Italia Group to Aria—Is Tim. At that time, Old Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary shares based on trading on the Italian Stock Exchange over the second half of 2002;

•	provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million);

•	reserve provision (€43 million), made by Seat Pagine Gialle, for estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	other write-downs of investments of €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Digitel, €96 million for Netco Redes and €47 million for other minor companies).

•	In 2003, restructuring costs amounted to €273 million (of which €196 million was attributable to the parent company Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs.

•	This compared to restructuring costs of €494 million in 2002 (of which €379 million was attributable to Old Telecom Italia) also related to expenses and provisions for employee cutbacks and layoffs.

•	In 2003, charges as required under Law No. 58/1992 in order to cover employees under the former “Telephone Employees Pension Fund” (FPT) amounted to €387 million, of which €315 million resulted from the redetermination of the liability and €72 million for the related accrued interest. In 2002 accrued interests on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €79 million.

•	In 2003, gains on the disposal of equity investments, tangible and intangible assets amounted to €105 million compared with €2,553 million in 2002. In 2002 Old Telecom Italia was implementing its strategic plan to sell non-core assets to reduce indebtedness. It had largely completed this plan by the end of 2002. The 2002 gains on the disposal of equity investments, tangible and intangible assets arose from:

•	the sale of our 26.89% interest in AUNA (€1,245 million);

•	the sale of our 19.61% interest in Bouygues Décaux Télécom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Old Telecom Italia Group (€133 million) and by Olivetti and Olivetti International (overall €107 million);

•	the sale of our 25% interest in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IM.SER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Old Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Old Telecom Italia of its real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, fixed assets and business segments (€29 million).

•	In 2003, “other, net” (€351 million net income) included:

•	€1,465 million from the reversal of liabilities and reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice (see Notes 12 and 14 of Notes to the Consolidated Financial Statements for further details);

•	€237 million of losses on the disposal of equity investments, tangible and intangible assets (of which €195 million was due to the losses on the sale of the entire stake held in New SEAT after the spin-off);

•	€74 million of expenses connected with the spin-off and sale of New SEAT;

•	a €55 million payment in contractual settlement with Pagine Italia after the agreement to purchase the Pagine Utili business segment was terminated following our sale of New SEAT;

•	€56 million for the additional adjustment made by the parent company Telecom Italia to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	€35 million for the recognition of liabilities referring to prior years on interconnection issues, following clarifications on the part of the regulatory agencies and verifications by the operators involved;

•	€295 million for the provisions and write-downs of intangibles and fixed assets made by Latin American Nautilus group (€235 million), Telecom Italia Learning Service (€27 million), EPIClink (€15 million) and other minor companies (€18 million) as part of the reorganization transactions;

•	€118 million of expenses connected with the Merger principally in respect of fees for advisors, legal and tax consultants, technical experts and expenses for banking charges;

•	€48 million of indirect taxes and prior period taxes mainly for the portion of the cost of the tax amnesty not covered by the reserve for income taxes;

•	€49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002;

•	€33 million for prior year’s adjustments to income taxes; and

•	€100 million of other expenses net, which included write-offs of receivable balances, net of release of reserves, and other miscellaneous income and expense.

•	In 2002, “other, net” (€892 million net charges) included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Old Telecom Italia’s favor (€131 million);

•	the release of reserves (€98 million), primarily set up in 2001 by Old Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the agreement was terminated;

•	losses from the sale of a 15% stake in Telekom Austria (€135 million) and the sale of the equity investment in Seat P.G. held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investments (€239 million);

•	the extraordinary contributions to INPS established by the year 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to our Brazilian companies);

•	provisions to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Old Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million);

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million); and

•	other miscellaneous expenses, net (€29 million).

Income Taxes

Income taxes decreased from a benefit of €2,210 million in 2002 to an expense of €1,014 million in 2003. Our statutory income tax rate was 34% in 2003 compared to 36% in 2002.

The 2003 increase in income taxes of €3,224 million was due to the improvement of the result for 2003 (income in 2003 compared with a loss in 2002) and consequently higher levels of taxable income. The increase in taxes was offset in part by the recording of €1,266 million of additional deferred tax assets in addition to those already recorded by Telecom Italia (formerly Olivetti) in 2002 following the write-downs, for tax purposes only, of the shares of the merged company (Old Telecom Italia) held by Olivetti prior to the Merger, and which became recoverable on completion of the Merger.

Net Income (loss)

Net income (loss) before minority interests recorded an improvement from a loss of €306 million in 2002 to net income of €2,428 million in 2003. In 2003, the improvement in net income before minority interests was principally due to the increase in operating income, the reduction in financial expense, net and in other expense, net offset in part by the increase in income taxes. In 2003 net income after minority interests was €1,192 million compared to a net loss after minority interests of €773 million in 2002. Minority interest increased by €769 million (from €467 million in 2002 to €1,236 million in 2003) mainly as a result of the higher levels of profit at TIM group (€647 million) and the effects of the Merger of Old Telecom Italia with and into Olivetti (€152 million).

Results of Operations of Business Units for the Year Ended December 31, 2003 compared with the Year Ended December 31, 2002.

Wireline

The following table sets forth for the periods indicated certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
Wireline	2002(1)	2003
	(millions of Euro, except percentage and employees)
Gross operating revenues	17,047	17,216

Gross operating profit	7,951	8,255

% of gross operating revenues	46.6	47.9

Operating income	4,677	4,969

% of gross operating revenues	27.4	28.9

Number of employees at year-end	53,935	50,766

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

The following table sets forth for the periods indicated certain statistical data for Wireline.

	Year ended December 31,
	2002	2003
Subscription and Customers:
Subscriber fixed lines at period-end in Italy (thousands)(1)	27,142	26,596
Subscriber fixed line growth per annum in Italy (%)	(0.8)	(2.0)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,756	6,027
Broadband Access in Italy and abroad (ADSL + XDSL) – (thousands)(3)	850	2,200
Voice Offers in Italy – (thousands)(4)	5,224	5,547

Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billions of minutes)	214.9	226.6
of which:
National(5)	204.7	215.2
International(6)	10.2	11.4

Retail Traffic(7):
Average minutes of use per fixed line subscriber in Italy during period(8)	4,292	4,127
of which:
Local traffic during period (in average minutes)(9)	3,198	2,971
Long distance traffic during period (domestic and international) (in average minutes)	1,094	1,156

(1)	Data include multiple lines for ISDN and excludes internal lines.
(2)	Data exclude internal lines.
(3)	Number of contracts.
(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.
(5)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.
(6)	Data include international retail outgoing traffic and total international wholesale traffic.
(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.
(8)	Includes total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(9)	Includes district and internet dial-up traffic.

The Wireline Business Unit (which, until June 16, 2003, was called Domestic Wireline) accounted for gross operating revenues of €17,216 million in 2003 and €17,047 million in 2002, an increase of €169 million, or

1.0%. The increase in revenues in 2003 reversed the trend of the prior year when revenues declined (-0.7% in 2002) and is attributable principally to an increase in Internet (broadband) and VAS (Value Added Services) particularly for business customers. Revenues from Retail Telephone decreased and revenues from Data and Wholesale services were relatively stable.

Wireline tracks gross operating revenues in the following business areas: retail telephone, retail internet, data business, retail value added serves (VAS) and wholesale services.

Retail Telephone.    Revenues from Retail Telephone were €10,368 million in 2003, a decrease of €179 million, or 1.7% from €10,547 million in 2002. Retail telephone revenues consist mainly of traffic revenues and fee revenues: traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance.

Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions. During 2003 Telecom Italia’s traffic packages, retention and win back strategies resulted in limited revenues losses while its market share on traffic volumes remained stable: Telecom Italia’s market share in retail traffic volumes—voice and on line traffic (on line traffic is included in Retail Internet)—at December 31, 2003 was 72.0% compared with 71.4% at December 31, 2002 and 72.1% at December 31, 2001.

This result reflects retention and win back policies supported by Teleconomy and Hellò offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business customized offers) had more than 5.5 million users at the end of 2003 compared to 5.2 million users at the end of 2002 and 4.1 million users at the end of 2001.

Retail Internet.    Revenues from Retail Internet amounted to €709 million in 2003, an increase of €114 million, or 19.2% (€595 million in 2002). Revenues from Retail Internet consist primarily of internet dial-up traffic revenues and revenues from ADSL, (mass market broadband access,) for access fees and traffic. Revenues from ADSL were approximately €257 million, increasing strongly by 190% over 2002 (€89 million), mainly due to the larger customer base while revenues from internet dial-up traffic decreased due to migration to internet connections using broadband access.

Data Business.    Revenues from Data Business (Data services, Leased Lines for retail customers and Data Equipment) were €1,510 million in 2003, an increase of 4.6% over 2002 (€1,443 million in 2002). Data services consist primarily of data transmission and network services for business customers and residential customers. Revenues from data services are included primarily in fixed subscription and connection fees. The growth in services revenues was driven mainly by innovative data services increasing by more than 42% (€520 million in 2003 compared to €366 million in 2002); revenues from Data equipment increased to €246 million (approximately €220 million in 2002).

Revenues from traditional Data services decreased due to customer migration to broadband services from approximately €400 million in 2002 to approximately €340 million in 2003. Leased Lines decreased due to similar migration from approximately €461 million in 2002 to approximately €406 million in 2003.

Retail Value Added Services (VAS).    Revenues from VAS were €1,122 million in 2003, an increase of 13.3% on €132 million over 2002 (€990 million). VAS consist of new services for all Wireline customers such as Web Services, Outsourcing and Security for Business customers and SMS (short messages from fixed telephone), “Memotel” (centralized mailbox) and “Chi è” (identification of calling number) for residential customers. The increase is attributable to the introduction of additional services and VAS packages and growth in the customer base.

Wholesale Services.    Revenues from Wholesale Services were €3,269 million in 2003 and remained substantially stable compared to 2002. Wholesale consists of national and international services to other domestic and international telecommunications operators. Domestic Wholesale Services decreased by approximately €45 million due to a price reduction in interconnection services and reduced volumes of traffic, not completely absorbed by growth in revenues from Broadband and other services. International Wholesale Services increased by approximately €45 million, due to significant growth in traffic volumes (approximately one billion minutes or 12%), particularly in traffic carried for other operators.

In 2003 total Wireline traffic revenues decreased from €8,280 billion in 2002 to €7,948 billion in 2003 with €291 million attributable to retail traffic and €41 million attributable to wholesale traffic. The decrease in retail traffic is a result of:

•	commercial policies aimed at customer retention with offers (mainly Teleconomy) which provide discounted tariffs with a monthly fee; offset in part by growth in innovative traffic, Value Added Services, data and ADSL traffic, boosted by the success of Alice offers (ADSL access for mass market) that is now replacing traditional internet traffic (internet dial-up traffic);

•	fall in traditional traffic (Voice and Internet dial-up traffic) due to continued price reductions, pushed by competition and by retention policies; and

•	to volume reductions in Internet dial-up traffic due to the increasing popularity of ADSL.

The increase in wholesale traffic revenues is due to an increase in revenues from international traffic offset by a decline in national wholesale traffic revenues: revenues from international wholesale traffic increased mainly due to an increase in minutes of traffic carried while revenues from domestic wholesale traffic decreased due to price reductions for interconnection despite an increase in volumes.

The number of subscriber fixed lines in Italy decreased by 2.0% to 26,596 thousands as of December 31, 2003 (27,142 thousand as of December 31, 2002) representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 47% at December 31, 2003. Such decrease takes into account the increase in ISDN lines (6,027,000 lines at the end of 2003 compared to 5,756,000 lines at the end of 2002 and 5,403,000 lines at the end of 2001). Lines include approximately 18.3 million residential lines (including multiple lines for ISDN), approximately 8.1 million business lines (including multiple lines for ISDN), and approximately 235,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2003, Wireline had contracts in Italy for approximately 2,040,000 broadband points of access (850,000 at the end of 2002) with approximately 536,000 wholesale points of access (220,000 at the end of 2002) and 1,504,000 retail market points of access (630,000 at the end of 2002). The growth is attributable to the success of various tariff structures geared to the Mass Market (Alice) and to business customers. During 2003 Telecom Italia started the European project “International Broadband” through:

•	the start-up of Telecom Italia France, a new licensed French operator; and

•	the acquisition of HanseNet, an existing German operator operating in the area of Hamburg.

The Wireline Business Unit intends to offer access to innovative broadband services in the main European cities, leveraging on its know-how and technological assets, beginning with France and Germany. As of December 31, 2003, Wireline had approximately 160,000 contracts for broadband access outside of Italy.

The contribution of Wireline Business Unit to our consolidated operating revenues amounted to €15,112 million in 2002 and €15,364 million in 2003.

Gross operating profit increased by €304 million, or 3.8% from €7,951 million in 2002 to €8,255 million in 2003, due to significant reductions in personnel costs and expenses as the result of an efficiency plan that brought savings in discretionary operating expenses of approximately €320 million in 2003 and the cancellation of the TLC license fee (€204 million in 2002).

Gross operating margin improved by 1.3% from 46.6% in 2002 to 47.9% in 2003.

Operating income increased by €292 million, or 6.2%, from €4,677 million in 2002 to €4,969 million in 2003, as a result of the improvement in gross operating profit and a significant reduction in depreciation and amortization.

Operating margin increased to 28.9% in 2003 compared with 27.4% in 2002.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	10,867	11,782

Gross operating profit	5,039	5,502

% of gross operating revenues	46.4	46.7

Operating income	3,358	3,786

% of gross operating revenues	30.9	32.1

Number of employees at year-end	18,702	18,888

The following table sets forth for the periods indicated, certain domestic Italian statistical data for TIM.

	Year ended December 31,
	2002	2003
TIM lines at period-end (thousands)(1)	25,302	26,076
TIM lines growth per annum (%)	5.7	3.1
Average revenue per mobile line per month (€)(2)	28.8	29.1
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	43.9	45.3
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	93.7	99.2
Total mobile outgoing traffic per month (millions of minutes)	1,960	2,090

(1)	Includes lines of TACS and GSM services, including Prepaid Customers and excludes the “silent” lines.
(2)	Including Prepaid Card revenues and non –TIM customer traffic revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 8.4% in 2003 compared to 2002, despite the impact of adverse exchange rates which affected certain companies operating in the Mobile Business Unit in Latin America, in particular Venezuela and Brazil. Excluding the effect of changes in exchange rates, organic growth in revenues would have been 12.6% compared to 2002.

This increase was primarily due to TIM’s performance in the Italian market (an increase of 6.2%), despite increasing competition, and was mainly attributable to an increase in revenues relating to value added services, with some contribution from international companies. In particular, operating revenues of STET Hellas, TIM’s Greek mobile operator, were approximately €805 million in 2003, a 16.8% increase compared to 2002 mainly due to growth of outgoing traffic.

The contribution of the Mobile Business Unit to our consolidated operating revenues was €10,595 million in 2002 and €11,562 million in 2003.

Gross operating profit was €5,502 million in 2003, up €463 million, or 9.2% compared to 2002. The gross operating margin, however, improved to 46.7% in 2003 compared to 46.4% in 2002. Excluding the effect of changes in exchange rates, the growth in gross operating profit would have been 10.2%. The improvement in gross operating profit can be attributed to the positive performance of the core Italian operations and Greece, which offset both the higher costs of GSM start-up in Brazil and the foreign exchange effect in the South American region. The increase in gross operating profit was positively impacted by TIM S.p.A. no longer having to accrue the TLC license fee, following the verdict of the European Court of Justice which declared the institutional law establishing the fees as unlawful. In 2002, the TLC license fee amounted to €151 million.

Operating income was €3,786 million in 2003, an increase of €428 million, or 12.7%, compared to 2002. Excluding the effect of changes in exchange rates, the growth in operating income would have been 10.8%. Operating margin improved from 30.9% in 2002 to 32.1% in 2003. Growth in operating income is mainly attributable to the increase in gross operating profit.

TIM (parent company)

TIM, which during 2002 merged Blu S.p.A., the fourth Italian GSM operator, effective January 1, 2002, had operating revenues in 2003 of €9,469 million, an increase of 5.0% over 2002 revenues of €9,022 million (€8,915 million net of the merger impact, representing an increase of 6.2% over 2002). Revenues from services increased by 6.8% (net of the merger impact) with a ratio on total revenues of 94.9% (94.3% in 2002). The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 5.5% in 2003 compared to 2002).

TIM lines increased to 26,076,000 lines at December 31, 2003, a 3.1% increase compared to December 31, 2002. TIM’s total GSM lines increased by 4.9% in 2003, to 25,501,000 lines at December 31, 2003, while TIM’s total TACS lines decreased by 42.2% in 2003, to 575,000 lines at December 31, 2003, in each case compared to December 31, 2002. Due to the termination of the TACS services over the next few years and implementation of mobile number portability, customer transfer to the GSM service is in progress. Approximately 97.8% of TIM’s lines are now GSM lines. The continuing growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card), which had 22,906 thousand lines by December 31, 2003 compared to 21,622 thousand lines at December 31, 2002. Prepaid lines (GSM and TACS) grew by 4.2% in 2003.

At December 31, 2003, TIM had a market share in Italy of approximately 46% (including TACS and GSM) compared to 46.1% at December 31, 2002, and a market share of approximately 45.3% for GSM only compared to 45.1% in 2002. The overall market grew by 3.6% in 2003 from 54.8 million lines at the end of 2002 to 56.8 million lines at the end of 2003. The aggregate number of customers at December 31, 2003 for TIM’s analog and GSM services represented a penetration rate of 45.3% compared to 43.9% at December 31, 2002. In 2003, TIM had a 27.3% market share of net additional GSM lines, corresponding to 0.8 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.2 million for Wind and the remaining 0.4 million attributable to H3G (3).

TIM’s statistical data excludes 700,000 “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by TIM and the development of the business.

In 2003, TIM traffic volumes increased by 5.5% in terms of minutes and mobile traffic revenues (net of the Blu merger impact) increased by 3.7% in 2003 compared to 2002 (€7,099 million against €6,845 million in 2002). The growth in revenues was also due to the net increase in lines (up 3.1% compared to 2002) and mainly to the higher impact of VAS revenues. The average monthly revenue per mobile line (ARPU) (which includes traffic and VAS revenues) increased from approximately €28.80 in 2002 to €29.10 in 2003 (including service revenues from non TIM clients).

TIM revenues from equipment sales decreased by 3.8% in 2003 compared to 2002 (€486 million against €505 million in 2002 net of Blu). In particular handset volumes decreased by 9.5% offset in part by a change in the mix of handsets which can take advantage of innovative products (MMS) with a higher price.

Mobile subscription fees decreased by 22.7% in 2003 compared to 2002 (€157 million against €203 million in 2002) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from Value Added Services (VAS) (€1,028 million in 2003) increased by 36.7% compared to 2002 excluding Blu. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 11.4% of services revenues and 10.9% of total revenues in 2003, compared to 8.9% and 8.4%, respectively in 2002. In 2003, TIM actively marketed the increase in use of VAS through promotional campaigns.

Due to effective CRM and innovative offers, TIM’s churn rate decreased to 1.1% per month from 1.5% as recorded in 2002.

TIM gross operating profit was €5,035 million in 2003 compared with the gross operating profit, excluding the merger effect (a loss of €125 million), of €4,529 million. 2003 gross operating profit increased by 11.2% compared with the previous year as a result of the increase in operating revenues and actions taken to control operating costs. Gross operating margin was 53.2% (50.8% in 2002, excluding the merger impact). The increase in gross operating profit was positively affected due to TIM S.p.A. no longer having to accrue the TLC license fee, following the verdict of the European Court of Justice which declared the institutional law establishing the fees as unlawful. In 2002, the TLC license fee amounted to €154 million (€151 million net of Blu).

TIM operating income was €3,863 million in 2003 compared with 2002 operating income, excluding the merger effect (a loss of €170 million) of €3,323 million. 2003 operating income increased by 16.3% compared with 2002. Operating margin was 40.8% in 2003 and 37.3% in 2002 (excluding the merger impact).

TIM operating income was positively impacted by the decrease in depreciation and amortization, as a result of the lower depreciation of intangible assets (a decrease of €106 million) due to the change in the method for calculating depreciation of certain intangibles.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for the Mobile business unit in Latin America.

	Year ended December 31,
Mobile Latin America	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,298	1,547

Gross operating profit	274	196

% of gross operating revenues	21.1	12.7

Operating loss	(98)	(248)

% of gross operating revenues	(7.6)	(16.0)

Number of employees at year-end	7,050	7,502

The gross operating revenues of the Mobile Business Unit in Latin America were €1,547 million in 2003 compared with €1,298 million in 2002, an increase of 19.2%. Excluding the effect of changes in the exchange rates, the growth in gross operating revenues would have been 50.4%.

Gross operating profit amounted to €196 million, a decrease of €78 million, or 28.5%, compared to 2002, mainly due to the start-up costs of certain companies in Brazil.

Operating loss amounted to €248 million compared to an operating loss of €98 million in 2002.

South America

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Business Unit in Latin America are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,409	1,126

Gross operating profit	450	400

% of gross operating revenues	31.9	35.5

Operating income	146	137

% of gross operating revenues	10.4	12.2

Number of employees at year-end	5,461	5,049

Gross operating revenues were €1,126 million in 2003, a decrease of 20.1% compared to 2002. The decrease was mainly due to the adverse effect of the change in exchange rates (a decrease of €236 million, of which €190 million relates to the Chilean peso, €43 million to the Bolivian currency and €3 million to the Brazilian currency). On a constant currency basis, gross operating revenues would have decreased by 3.3%, primarily due to the decrease in the revenues of the Entel Chile group (-5.8% in local currency) and to the suspension as of April 1, 2002 of the management fee under the terms of the contract with Telecom Argentina.

The contribution of South America Business Unit to our consolidated operating revenues was €1,369 million in 2002 and €1,104 million in 2003.

The fluctuations in exchange rates described above affected profitability. In particular, gross operating profit decreased by €50 million, or 11.1%, compared to 2002, of which approximately €87 million was attributable to the weakening of currencies against the euro. Excluding the exchange rate effects, gross operating profit would have increased by 8.2%. As a percentage of revenues, gross operating profit was 35.5% in 2003 (31.9% in 2002).

Operating income was €137 million, a decrease of €9 million or 6.2% compared to 2002, due to the exchange rate effect (approximately €27 million). On a constant currency basis, operating income would have increased by 12.3% compared to 2002. As a percentage of revenues, operating income was 12.2% in 2003 compared to 10.4% in 2002.

In order to give an overall view of LAO, the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	2,706	2,669

Gross operating profit	724	596

% of gross operating revenues	26.8	22.3

Operating income (loss)	48	(111)

% of gross operating revenues	1.8	(4.2)

Number of employees at year-end	12,511	12,551

Internet and Media

The following tables set forth, for the periods indicated, certain financial and other data for the Internet and Media business unit (the Telecom Italia Media Group). In order to allow a better understanding of the results of the business managed by the business unit after the SEAT Spin-off, the figures are presented on an historical and pro forma basis.

The historical data reflects full consolidation of the SEAT Group in 2002 and, in 2003, full consolidation of the SEAT Group for the first seven months of 2003, with the last five months only consolidating Telecom Italia Media following the demerger and sale of our stake in New SEAT.

Historical data

	Year ended December 31,
Internet and Media	2002 Historical	2003 Historical
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,991	1,297

Gross operating profit	593	322

% of gross operating revenues	29.8	24.8

Operating income	232	63

% of gross operating revenues	11.7	4.9

Number of employees at year-end	7,715	2,029

The pro forma data has been prepared assuming that the demerger and sale of New SEAT occurred as of January 1, 2002 so that the financial data only includes Telecom Italia Media for the 2002/2003 years.

Pro forma data

	Year ended December 31,
Internet and Media	2002 Pro forma	2003 Pro forma
	(millions of Euro, except percentages and employees)
Gross operating revenues	577	595

Gross operating profit	(28)	12

% of gross operating revenues	(4.8)	2.0

Operating loss	(153)	(103)

% of gross operating revenues	(26.6)	(17.3)

Number of employees at year-end	2,284	2,029

The historical gross operating revenues decreased by 34.8% from €1,991 million in 2002 to €1,297 million in 2003, while the pro forma gross operating revenues increased by 3.0% from €577 million in 2002 to €595 million in 2003. The decline in historical gross operating revenues is attributable to the sale of New SEAT in August 2003, resulting in its deconsolidation. In detail the pro forma gross operating revenues are analyzed as follows:

•	the Internet business area made the largest contribution to growth; the related revenues increased by 80.3% from €139 million in 2002 to €251 million in 2003. Such increase was affected by the new revenue share methods for calculating Internet dial-up traffic (Decade 7) introduced in 2003;

•	revenues from the Television business area were €113 million, an increase of €25 million or 27.8% confirming the editorial success of the program schedule of the two stations;

•	revenues from the Office Products and Services business area decreased by €94 million from €279 million in 2002 to €185 million in 2003 largely due to the deconsolidation of IS Products S.p.A. and Incas Production S.r.l., which were sold in 2003;
•	revenues from Professional Publishing business area were €25 million, a decrease of €8 million (-23.9%). This was largely due to the deconsolidation of TTG Italia (€5 million), which was sold at the beginning of 2003.

The contribution of the Internet and Media Business Unit to our consolidated operating revenues amounted to €1,900 million in 2002 and €1,122 million in 2003.

Historical gross operating profit decreased by 45.8% to €322 million due principally to the sale of New SEAT. Pro forma gross operating profit increased from a loss of €28 million in 2002 to a profit of €12 million in 2003.

Historical operating income decreased to €63 million in 2003 compared to €232 million in 2002, while pro forma operating income improved from a loss of €153 million in 2002 to a loss of €103 million in 2003. The improvements in the pro forma operating income were due to the implementation of rationalization measures and the increase in efficiency, especially in the Internet and Television Areas.

Total Internet active users grew from 2.2 million at the end of 2002 to 2.5 million at the end of 2003.

Information Technology Market

The following table sets forth, for the periods indicated, certain financial and other data for the IT Market Business Unit. In order to allow a better understanding of the results of the business managed by the business unit in 2003, the figures are presented on an historical and pro forma basis in order to provide percentages and comparable comparative information for 2002 and 2003.

	Year ended December 31,
Information Technology Market	2002 (1)	2002 Pro forma (2)	2003 (3)
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,039	777	891

Gross operating profit	114	86	84

% of gross operating revenues	11.0	11.1	9.4

Operating income	64	37	58

% of gross operating revenues	6.2	4.8	6.5

Number of employees at year-end	5,506	5,031	4,827

(1)	The 2002 historical financial and other data are consistent with the 2003 scope of consolidation. The 2002 historical data included for the full year 2002 the Finsiel group, the Webegg group, the Netikos group, the company Eustema and Finsiel’s “Enterprise” business segment as well as consolidating for the statement of operations purposes Sogei and Consiel for the first six months of 2002 and for the first eight months of 2002, respectively.
(2)	The 2002 pro forma financial and other data has been prepared to be consistent with the 2003 scope of consolidation. As a result Sogei S.p.A. and Consiel S.p.A. have been excluded for the full year 2002. In addition, the 2002 pro forma statement of operations data do not include the Netikos group and Domus Academy, included in the second half of 2002 historical results, and Finsiel’s “Enterprise” business segment has been excluded for the last three months of 2002.
(3)	The 2003 historical financial and other data includes:

•	the statement of operations data of Domus Academy only for the first six months of 2003, as a result of the transfer by Webegg of its 67.33% stake in Domus Academy to Telecom Italia with effect from July 1, 2003;

•	the statement of operations data of Netikos group only for the first six months of 2003, as a result its disposal by IT Telecom to third parties (MyQube S.A.) on July 23, 2003, but with effect from July 1, 2003;

•	the statement of operations data of the Enterprise business segment only for the first nine months of 2003, as a result of the transfer by Finsiel to IT Telecom of this business segment on October 1, 2003; the Enterprise business segment is responsible for planning, implementing and selling IT solutions on the enterprise market and managing applications and facilities on this same market.

Historical gross operating revenues decreased by €148 million, from €1,039 million in 2002 to €891 million in 2003. The decrease in gross operating revenues was attributable to the changes in the scope of consolidation between 2002 and 2003. On a comparable consolidation basis, gross operating revenues increased by 14.7% from €777 million in 2002 to €891 million in 2003. This increase is principally due to higher revenues of TSF, Eustema and Agrisian. This increase in revenues more than offset the lower revenues recorded by Finsiel and the Webegg Group.

The contribution of the IT Market Business Unit to our historical consolidated operating revenues amounted to €898 million in 2002 and €804 million in 2003.

Historical gross operating profit declined from €114 million in 2002 to €84 million in 2003, primarily due to the change in scope of consolidation between 2002 and 2003. On a comparable consolidation basis, gross operating profit decreased by €2 million, or 2.3%, compared with the preceding financial year (from €86 million in 2002 to €84 million in 2003). The decrease is principally due to Finsiel’s performance, which recorded lower profitability owing to lower volumes recorded in the Government and Enterprise areas, only partially offset by the improved profitability margins recorded by Tele Sistemi Ferroviari on the outsourcing contracts with the State Railways Group companies for the development activities.

Historical operating income decreased by €6 million, from €64 million in 2002 to €58 million in 2003. On a comparable consolidation basis, operating income for 2003 increased by €21 million, or 56.8%, from pro forma €37 million in 2002 to €58 million in 2003. The improvement in operating income was mainly due to the performance of Tele Sistemi Ferroviari, the Webegg Group and Banksiel. Enhanced overall efficiency, cost reductions and a focus on core business implemented principally by Finsiel beginning in 2002 improved profitability margins with regard to operating income (6.5% in 2003 compared with 4.8% in 2002).

Information Technology Group

The following table sets forth, for the periods indicated, certain financial and other data for the IT Group Operating Activity.

	Year ended December 31,
Information Technology Group	2002(1)	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	996	1,100

Gross operating profit	98	96

% of gross operating revenues	9.8	8.7

Operating loss	(40)	(36)

% of gross operating revenues	(4.0)	(3.3)

Number of employees at year-end	5,039	4,107

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

Gross operating revenues increased by €104 million, or 10.4%, from €996 million in 2002 to €1,100 million in 2003 as a result of higher volumes of work on institutional projects for Corporate, such as the SAP Value Program and the development of the Group Portal, projects for the Wireline segment of Telecom Italia on Broadband, CRM and other innovative projects.

The contribution of the IT Group Operating Activity to our consolidated operating revenues was €59 million in 2002 and €41 million in 2003 as substantially all of the business done by this Operating Activity is for Telecom Italia Group companies.

Gross operating profit decreased by €2 million, or 2%, from €98 million in 2002 to €96 million in 2003 as a result of the increase in third party professional services (€163 million) associated with higher levels of business activities, partially offset by a decrease in labor cost (€4 million).

The operating loss improved by €4 million, or 10%, from €40 million in 2002 to €36 million in 2003 as a result of higher amortization and depreciation (an increase of €4 million) mainly related to capital expenditures made in the second half of 2002.

Olivetti Tecnost group

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Tecnost group.

	Year ended December 31,
Olivetti Tecnost group	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	914	655

Gross operating profit	59	40

% of gross operating revenues	6.5	6.1

Operating income	4	2

% of gross operating income	0.4	0.3

Number of employees at year-end	4,527	2,395

Gross operating revenues were €655 million in 2003, including €315 million from the Office Products Division, €179 million from the Systems Division and €161 million from other divisions. Such revenues were distributed as follows: €387 million referred to hardware products, €145 million referred to accessories and €123 million to services and others revenues. Gross operating revenues decreased by €259 million, or 28.3%, (down 14.4% net of the exchange rate effect and changes in scope of consolidation). Such decrease was principally attributable to the Office Products Division, following managements’ decision to reduce the sales of lower margin products and to the significant decrease in sales of Systems Divisions specialized printers in China and to the decrease in Other Divisions, principally the South America region.

The contribution of the Olivetti Tecnost Business Unit to our consolidated operating revenues was €906 million in 2002 and €637 million in 2003.

Gross operating profit and operating income were affected by the sharp reduction in gross operating revenues. Gross operating profit decreased from €59 million in 2002 to €40 million in 2003 and operating income decreased from €4 million in 2002 to €2 million in 2003.

Other Telecom Italia Group Activities

Our “Other Activities” principally consist of the TILAB Operating Activity, the companies managed by the International Affairs Corporate Function and the companies/Corporate Functions which provide centralized services to the our Business Units/Operating Activities/Companies. These activities are included within other Activities and Eliminations. See “—Business Unit Financial Data.”

Real Estate and General Services

The activities managed by our “Real Estate and General Services” consisted of the following: to provide asset and property management services and to leverage the value of our real estate properties, to carry out the project design and work on properties and to provide project and facility management services.

As a result of the finalization of the Tiglio Project (See “Item 4. Information on the Telecom Italia Group—Description of Property”), in February 2003, the “Real Estate and General Services” operating activity was eliminated and the related activities and resources were transferred to the Telecom Italia Purchasing Corporate Function.

The following table sets forth, for the periods indicated, certain financial and other data for the Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	846	732

Gross operating profit	88	55

% of gross operating revenues	10.4	7.5

Operating loss	(92)	(76)

% of gross operating revenues	(10.9)	(10.4)

Number of employees at year-end	1,393	1,319

Gross operating revenues decreased by €114 million, or 13.5%, from €846 million in 2002 to €732 million in 2003. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies to match market rates and the rationalization of premises occupied by clients.

The contribution of Real Estate and General Services to our consolidated operating revenues was €32 million in 2002 and €28 million in 2003.

Gross operating profit decreased by €33 million, or 37.5%, from €88 million in 2002 to €55 million in 2003. Gross operating profit benefited from €81 million of costs savings arising from actions taken to contain operating costs (external charges and personnel costs) which partially offset the reduction in revenues.

Operating loss improved by €16 million, or 17.4%, from €92 million in 2002 to €76 million in 2003.

Year ended December 31, 2002 compared with Year ended December 31, 2001.

Consolidated Operating Revenues

Our consolidated operating revenues decreased by 1.9% in 2002 compared to 2001. Organic growth was 3.1%, excluding the effect of changes in exchange rates and the effect of the change in the scope of consolidation. In particular, consolidated operating revenues were impacted by the disposition of the 9Télécom group and Sogei (which were consolidated only for the first six months of 2002), as well as by the disposition of the former Satellite Services Business Unit (the Telespazio group) starting from October 1, 2002.

Organic growth in revenues was due principally to:

•	the positive contribution made by the Mobile Business Unit, and
•	higher revenues from the Internet and Media segment.

These increases were offset in part by a reduction in the amount contributed by the Wireline Business Unit where traffic revenues, despite a 2.4% increase in terms of minutes, decreased by 8.3% as a result of a lower average return on traffic (retail and wholesale). Such decrease was only partially offset by the increase in basic subscription charges.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to our consolidated operating revenues.

	Year ended December 31,
	2001(1)			2002(1)
	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Wireline(4)(5)	17,174	15,222	47.5%	17,047	15,112	48.1%
Mobile	10,250	9,963	31.1%	10,867	10,595	33.7%
South America(6)	1,534	1,531	4.8%	1,409	1,369	4.4%
Internet and Media	1,957	1,880	5.9%	1,991	1,900	6.0%
IT Market(5)	1,322	1,197	3.7%	1,039	926	2.9%
IT Group(5)	1,039	120	0.4%	996	59	0.2%
Olivetti Tecnost	1,097	1,076	3.4%	914	906	2.9%
Other activities(5)(7)	1,276	1,027	3.2%	1,574	541	1.8%

Total operating revenues	35,649	32,016	100.0%	35,837	31,408	100.0%

(1)	2001 and 2002 gross operating revenues and consolidated operating revenues for each major business units and our other activities have been reclassified and presented consistent with the 2003 presentation of gross operating revenues and consolidated operating revenues.
(2)	Gross operating revenues are total revenues of our various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(4)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(5)	Starting from January 1, 2003, the Netikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit.
(6)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(7)	The data include the operations of the International Affairs Corporate Function, TILab, the former Business Unit Satellite Services (the Telespazio group) - which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002 -, the 9Télécom group - sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002, - as well as the finance companies, the centralized group services and the staff functions.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area and the percentage of total consolidated operating revenues:

	Year ended December 31,
Geographic Area	2001		2002
	(millions of Euro, except percentages)
Italy	24,895	77.8%	25,029	79.7%
Rest of Europe	2,495	7.8%	2,665	8.5%
North America	1,088	3.4%	452	1.4%
Central and South America	2,759	8.6%	2,805	8.9%
Australia, Africa and Asia	779	2.4%	457	1.5%

Total consolidated operating revenues	32,016	100.0%	31,408	100.0%

Operating Expenses

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Cost of materials	2,640	8.2%	2,315	7.4%
Other external charges	12,687	39.6%	12,188	38.8%
Personnel costs (salaries and social security contributions)	4,919	15.4%	4,737	15.1%
Changes in inventories	92	0.3%	62	0.2%
Capitalized internal construction costs	(583)	(1.8)%	(675)	(2.2%)
Depreciation and amortization	7,612	23.8%	7,227	23.0%

Total operating expenses	27,367	85.5%	25,854	82.3%

Our operating expenses decreased by €1,513 million or 5.5% in 2002 compared to 2001. The decrease was attributable to lower costs of materials, costs of external services rendered (included in other external charges), personnel costs and depreciation and amortization.

As a percentage of our operating revenues, operating expenses represented 85.5% and 82.3% in 2001 and 2002, respectively.

Cost of Materials

Cost of materials decreased by €325 million or 12.3% in 2002 compared to 2001, principally as a result of the effect of the changes in the exchange rates which impacted the Latin American companies and the effect of the change in the scope of consolidation (Telespazio and Sogei).

Other External Charges

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2001	2002
Costs of external services rendered	9,782	9,407
Rents and lease payments	1,096	1,166
Provision for bad debts	448	546
Provision for risk	389	114
Write-downs of tangible and intangible fixed assets	17	58
TLC license fee	524	431
Other provisions and operating charges	431	466

Total other external charges	12,687	12,188

Other external charges decreased by €499 million in 2002 compared to 2001 or 3.9%.

•	Costs of external services rendered decreased by €375 million or 3.8% in 2002 compared to 2001. The decrease was principally due to continuing action taken to improve efficiency and the exit from the scope of consolidation of the Telespazio and 9Télécom groups and the company Sogei, partly offset by an increase in the costs of operating and developing mobile telecommunications services.

•	Rents and lease payments increased by €70 million or 6.4% in 2002 compared to 2001, mainly due to higher costs incurred by TIM due to its continued expansion, partly offset by the effect of the change in scope of consolidation.

•	The TLC license fee, which was principally payable to the Italian Government and was proportional to revenues, decreased by €93 million or 17.7% in 2002 compared to 2001 due to a reduction in both the revenue base and the rate (the aggregate rate for Old Telecom Italia and TIM declined from 2.5% in 2001 to 2.0% in 2002).

•	Other provisions and operating charges, which included losses on disposals and write-offs of tangible and intangible fixed assets (€36 million in 2002 compared to €29 million in 2001) and taxes other than income taxes (€123 million in 2002 compared to €125 million in 2001), increased by 8.1% in 2002 compared to 2001.

Personnel Costs

Personnel costs decreased by €182 million or 3.7% to €4,737 million in 2002 from €4,919 million in 2001. The decrease was mainly due to the following:

•	a decrease in Old Telecom Italia employee costs following layoffs in 2001 previously agreed with Old Telecom Italia’s unions and continuing reductions in employee levels particularly at Old Telecom Italia; and

•	the changes in the scope of consolidation described above. As a percentage of our operating revenues personnel costs declined to 15.1% in 2002 compared to 15.4% in 2001. Employees at December 31, 2002 numbered 106,620 (116,020 as of December 31, 2001). The breakdown is as follows:

	As of December 31,
	2001	2002
Italy	94,234	86,286
Abroad	21,786	20,334

Total employees	116,020	106,620

The decrease of 9,400 employees compared to December 31, 2001 was mainly due to the net effect of changes in the scope of consolidation and the reduction related to lower levels of personnel, particularly at Old Telecom Italia (a decrease of 6,376 units—from 61,081 units as of December 31, 2001 to 54,705 units as of December 31, 2002 - of which 1,086 units represented the balance of employees transferred to other Telecom Italia Group companies).

The reduction due to the changes in the scope of consolidation is attributable to the following:

•	exits of the 9Télécom group (a decrease of 1,003 units), the Telespazio group (a decrease of 1,168 units) and the companies Sogei and Consiel (a total decrease of 1,538 units); and

•	the inclusion of Blu (an increase of 618 units) and the companies Netesi and EPIClink (a total increase of 168 units).

The dispute with INPS concerning the calculation of social security charges to be paid by the companies operating in Italy’s telecommunications services of the Telecom Italia Group has been ongoing for many years.

In accordance with accepted accounting principles, a payable for an amount equivalent to the minimum estimated liability was initially recorded in the Telecom Italia (formerly Olivetti) Group’s consolidated financial statements at the time of the allocation of the excess of purchase of the Old Telecom Italia acquisition in June 1999. At December 31, 2002, Old Telecom Italia’s potential range of liability for principal contribution was estimated to be between €964 million and €1,289 million, of which €409 million had already been paid (for more details see “Item 8. Financial Information––Legal Proceedings”).

Capitalized Internal Construction Costs

Capitalized internal construction costs increased from €583 million in 2001 to €675 million in 2002 (or a 15.8% increase) principally due to higher levels of capital expenditures spent on products and services purchased from subsidiaries.

Gross Operating Profit

The table below sets forth, for the periods indicated, our Gross Operating Profit (see “—Business Unit Financial Data—Note 7” for the calculation of Gross Operating Profit) and gross operating margin.

	Year ended December 31,
	2001		2002
	(millions of Euro, except percentages)
Gross Operating Profit	13,655	42.7%	14,015	44.6%

Gross Operating Profit increased by €360 million or 2.6% in 2002 compared to 2001. The overall increase in Gross Operating Profit was positively impacted by the reduction in costs of external services rendered and cost of materials due to continuing action taken to improve efficiency, as well as lower personnel costs taken together with the modest increase in consolidated operating revenues. The increase in Gross Operating Profit was adversely impacted by the negative effect of the changes in exchange rates and changes in the scope of consolidation. Gross operating margin increased to 44.6% in 2002 from 42.7% in 2001.

Depreciation and Amortization

Depreciation and amortization which was recorded on a straight line basis over the estimated useful lives of the assets, decreased by €385 million or 5.1% from €7,612 million in 2001 to €7,227 million in 2002.

Depreciation of tangible fixed assets decreased by €273 million or 6.7% from €4,080 million in 2001 to €3,807 million in 2002. The decrease in depreciation of tangible fixed assets was principally due to a reduction in the depreciation expense of Old Telecom Italia (€251 million), owing to a lower amount of depreciable assets and a change in the mix of depreciable assets.

Amortization of intangible assets decreased by €112 million or 3.2% from €3,532 million in 2001 to €3,420 million in 2002 as a result of the following:

•	amortization of goodwill decreased by €143 million from €2,294 million in 2001 to €2,151 million in 2002. The decrease in amortization of goodwill was mainly due to the write-downs of goodwill recorded in 2001. At December 31, 2002 goodwill decreased by €3,993 million (from €31,887 million as of December 31, 2001 to €27,894 million as of December 31, 2002), mainly as a result of the amortization described above as well as the extraordinary write-downs of goodwill on consolidated subsidiaries recorded in 2002 (€1,769 million, of which €1,544 million related to Seat Pagine Gialle);

•	amortization of intangible assets (other than goodwill) amounted to €1,269 million in 2002 (€1,238 million in 2001) and was mainly related to software for telecommunications services.

Operating Income

The table below sets forth, for the periods indicated, our operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2001	2002
	(millions of Euro)
Operating income	5,125	6,058

Our operating income increased by €933 million or 18.2% in 2002 compared to 2001. The increase in operating income was mainly attributable to the improvement in gross operating profit described above and the decrease in depreciation and amortization. As a percentage of operating revenues, operating income increased from 16.0% in 2001 to 19.3% in 2002.

Financial Income, Financial Expense, and Other Income and Expense, Net

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2001	2002
	(millions of Euro)
Financial income	1,446	1,569
Financial expense	(6,559)	(4,647)
of which writedowns and equity in losses in affiliated and other companies, net	(1,771)	(487)
Other income and (expense), net	(3,109)	(5,496)

Total financial expense, net and other income and expense, net	(8,222)	(8,574)

Total financial expense, net and other income and expense, net increased from a net expense of €8,222 million in 2001 to a net expense of €8,574 million in 2002, a 4.3% increase.

Financial income increased by €123 million or 8.5%. The growth was principally due to the increase in gain on foreign exchange (€251 million) and income on hedging contracts, partly offset by the decrease in capital gain on sale and other income from equity investments.

Financial expense decreased by €1,912 million or 29.2%. The decrease was attributable principally to the following:

•	a decrease in interest expense, from €2,430 million in 2001 to €2,241 million in 2002, due to lower average borrowings outstanding during 2002 as well as lower interest rates and fees;

•	the reduction in net write-downs and equity in losses in affiliated and other companies (€1,284 million), mainly as a result of:

•	the reduction of €236 million in amortization of goodwill in companies accounted for using the equity method (€80 million in 2002 compared to €316 million in 2001) principally due to write-downs of goodwill recorded in 2001;

•	the decrease of €1,048 million in valuation adjustments to the Telecom Italia Group’s share of equity in the earnings and losses of equity investees and other net write-downs (a loss of €407 million in 2002 compared to a loss of €1,455 million in 2001). The 2002 valuation adjustments were related to the losses of Sky Italia (formerly Stream) of €246 million (€241 million in 2001), of Aria—Is Tim of €171 million (€334 million in 2001) and the earnings balance of €10 million relating to the earnings (losses) of the other companies.

These decreases were offset in part by:

•	the increase in losses on foreign exchange (€905 million in 2002 compared to €392 million in 2001) due to the negative performance of the rates of exchange which impacted certain Latin American companies, in particular the companies in Venezuela and Brazil.

In 2001, financial expense was also affected by the negative results of the investments in the Nortel Inversora group (€238 million) and in the Auna group (€203 million) and the write-down of Astrolink (€259 million) by Telespazio as the related project was interrupted. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, remained unchanged in 2002. In 2003 the investment was transferred to Sofora.

Other income and expense, net increased from a net expense of €3,109 million in 2001 to a net expense of €5,496 million in 2002. This significant increase (€2,387 million) was mainly due to the increase in provisions and write-downs of goodwill and equity investments (€3,600 million), partly offset by the increase in gains on the disposal of equity investments, tangible and intangible assets (€2,088 million), as described below.

•	In 2002, provision and write-downs of goodwill and equity investments amounted to €6,584 million and included the following:

•

write-down of the equity investment held in Aria—Is Tim (€1,491 million) and provision to the reserve for risks and charges related to Aria—Is Tim (€850 million) for the guarantees provided by the Old Telecom Italia Group to the creditors of Aria—Is Tim and the loans provided directly by the Old Telecom Italia Group to Aria—Is Tim. At that time, Old Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, had not effectively taken place;

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary shares based on trading on the Italian Stock Exchange over the second half of 2002;

•	provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million);
•	reserve provision (€43 million), made by Seat Pagine Gialle, for estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	other write-downs of investments for €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Digitel, €96 million for Netco Redes and €47 million for other minor companies).

•	In 2001, provision and write-downs of goodwill and equity investments amounted to €2,984 million and consisted of the following:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Télécom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brazil, Med-1 group and certain companies in the Seat Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participaçoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to equity investees.

•	In 2002, restructuring costs amounted to €494 million (of which €379 million was attributable to Old Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs. This compared to restructuring costs of €400 million in 2001 (of which €203 million attributable to Old Telecom Italia) also related to expenses and provisions for employee cutbacks and layoffs.

•	In 2002, accrued interests on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €79 million. In 2001, accrued interests on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €84 million.

•	In 2002, gains on the disposal of equity investments, tangible and intangible assets (€2,553 million) arose from:

•	the sale of the 26.89% interest in Auna, the Spanish telecommunication companies in which Old Telecom Italia was a joint venture partner and equity holder (€1,245 million);

•	the sale of the 19.61% interest in Bouygues Décaux Télécom (€484 million), a French telecommunications company;

•	the acceptance of the tender offer for Lottomatica shares by the Old Telecom Italia Group (€133 million) and by Olivetti and Olivetti International (overall €107 million);

•	the sale of our 25% interest in the Mobilkom Austria group, one of the Austrian mobile operators (€115 million);

•	the sale of our 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of our 100% interest held in Telespazio, the Group’s former satellite operator (€70 million);

•	the concentration of the real-estate assets through the companies IM.SER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Old Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Old Telecom Italia of its real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, fixed assets and business segments (€29 million).

•	In 2001, gains on the disposal of equity investments, tangible and intangible assets (€465 million) arose from the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (€170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (€94 million), the dilution of the investment in Auna (€16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (€64 million), the sale of the residual equity investment in Globespan Virata Corp. (€43 million), and other minor disposals (€78 million).

•	In 2002, “other, net” (€892 million net charges) included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Old Telecom Italia’s favor (€131 million);

•	the release of reserves (€98 million), primarily set up in 2001 by Old Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the agreement was terminated;

•	losses from the sale of a 15% stake in Telekom Austria (€135 million) and the sale of the equity investment in Seat P.G. held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investees (€239 million);

•	the extraordinary contributions to INPS established by the year 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to the Brazilian companies);

•	provisions to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Old Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million);

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million); and

•	other miscellaneous expenses, net (€29 million).

•	In 2001, “other, net” (€106 million net charges) included:

•	income from the release of reserves by Old Telecom Italia recorded in prior years for risks which did not materialize (€120 million mainly relating to the reserve for a contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million);

•	income (€32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7533/1999 of the Antitrust Authority under which TIM and Vodafone Omnitel were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Sky Italia (formerly Stream) (€248 million);

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€77 million); and

•	the costs resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts (€85 million).

Income Taxes

Income taxes represented a benefit of €2,210 million in 2002 compared to a tax expense of €579 million in 2001. The Group’s statutory income tax rate for 2002 and 2001 was 36%.

The 2002 decrease in income taxes €2,789 million was due to a reduction in the taxable base caused mainly by the write-downs of equity investments which involved an increase in prepaid income taxes, as well as to certain tax benefits arising from the merger of Blu into TIM.

Net Income (loss)

Net loss before minority interests decreased from a net loss of €3,676 million in 2001 to a net loss of €306 million in 2002. The decrease in net loss before minority interests in 2002 was principally attributable to the income tax benefit in 2002, together with the increase in operating income and the reduction in total financial expense, net, offset in part by the increase in other expense, net. Net loss after minority interests was €773 million in 2002 compared to a net loss of €3,090 million in 2001. Minority interests decreased from a benefit of €586 million in 2001 to a loss of €467 million in 2002 mainly due to higher levels of profit at Old Telecom Italia Group (which reported net income in 2002 compared to a net loss in 2001).

Results of Operations of Business Units for the Year Ended December 31, 2002 compared to the Year Ended December 31, 2001.

Wireline

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
	2001(1)	2002(1)
Wireline	(millions of Euro, except percentages and employees)
Gross operating revenues	17,174	17,047

Gross operating profit	7,730	7,951

% of gross operating revenues	45.0	46.6

Operating income	4,338	4,677

% of gross operating revenues	25.3	27.4

Number of employees at year-end	58,112	53,935

(1)	The 2001 and 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

The following table sets forth for the periods indicated certain statistical data for Wireline.

	Year ended December 31,
	2001	2002
Subscription and Customers:
Subscriber fixed lines at period-end in Italy (thousands)(1)	27,353	27,142
Subscriber fixed line growth per annum in Italy (%)	0.7	(0.8)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,403	5,756
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	390	850
Voice Offers in Italy—(thousands)(4)	4,094	5,224
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billion of minutes)	209.8	214.9
of which:
National(5)	201.1	204.7
International(6)	8.7	10.2
Retail Traffic(7):
Average minutes of use per fixed line subscriber in Italy during period(8)	4,739	4,292
of which:
Local traffic during period (in average minutes)(9)	3,575	3,198
Long distance traffic during period (domestic and international) (in average minutes)	1,164	1,094

(1)	Data include multiple lines for ISDN and excludes internal lines.

(2)	Data exclude internal lines.
(3)	Number of contracts.
(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.
(5)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.
(6)	Data include international retail outgoing traffic and total international wholesale traffic.
(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.
(8)	Includes total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(9)	Includes district and internet dial-up traffic.

The Wireline Business Unit accounted for gross operating revenues of €17,047 million in 2002 and €17,174 million in 2001, a decrease of €127 million, or 0.7%. The small decrease in revenues in 2002 is attributable to a decrease in Retail Telephone revenues only partially offset by an increase in VAS (Value Added Services) revenues. Internet and Data revenues were largely unchanged despite significant growth in ADSL revenues in 2002 compared to 2001.

Retail Telephone.    Revenues from Retail Telephone were €10,547 million in 2002, a decrease of €446 million, or 4.1% compare to €10,993 million in 2001.

Traffic revenues decreased significantly by more than 12% compared to 2001 due to the continuing decline in prices and lower volumes of 11% compared to 2001. Prices decreased as a result of commercial policies aimed at customer retention with offers such as Teleconomy which provide discounted tariffs with a monthly fee and competition. In addition, further reductions in traffic tariffs were only partially offset by an increase in subscription fees due to the price cap system (adjustments in subscription fees were made on July 1, 2001 and February 1, 2002). Traffic volumes in Retail Telephone decreased as a result of the substitution effect of fixed to mobile traffic (long distance traffic) and competition (local and international outgoing traffic).

The Wireline Business Unit during 2002 began implementing strategies to limit the impact of competition and revenue losses. These strategies slowed further market share losses. Market share on retail traffic volumes—voice and on line internet traffic -, at December 31, 2002 was 71.4% in line with December 31, 2001 (72.1%) although market share on voice traffic at December 31, 2002 was 72.8% compared with 75.8% at December 31, 2001.

This result reflected retention and win back policies supported by new Teleconomy offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business customized offers) had 5.2 million users at the end of 2002 compared to 4.1 million users at the end of 2001.

Retail Internet.    Revenues from Retail Internet were €595 million in 2002 and €599 million in 2001. Growth in ADSL revenues (€89 million in 2002 and €9 million in 2001), mainly due to growth in the customer base offset the decrease in on line dial-up traffic revenues which decreased due to reduction in volumes and prices (competition and ADSL substitution).

Data Business.    Revenues from Data Business were €1,443 million in 2002, an increase of 1.0% over 2001 (€1,429 million in 2001). Growth in services revenues was driven mainly by innovative data services while revenues in traditional data services, leased lines and equipment decreased mainly due to substitution for innovative services and price reductions in leased lines.

Retail Value Added Services (VAS).    Revenues from VAS were €990 million in 2002 and increased by 24.4% over 2001 (€796 million in 2001). Retail Value Added Services (VAS) increased due to the introduction of new services for all Wireline customers such as Web Services, Outsourcing and Security for Business customers and SMS (short messages from fixed telephone), Memotel (centralized mail box) and “Chi é” (identification of calling number) for residential customers.

Wholesale Services.    Revenues from Wholesale Services were €3,269 million in 2002 and €3,175 million in 2001, a 3.0% increase. Such growth was mainly due to International Wholesale Services, which recorded a significant increase in revenues mainly due to higher volumes. Domestic Wholesale revenues increased mainly in XDSL services and in Traffic revenues, principally due to volume growth in all categories of traffic.

The number of fixed line subscribers in Italy decreased by 0.8% to approximately 27,142 million at December 31, 2002 representing a telecommunications density (fixed line subscribers to total population of Italy)

of approximately 48% at December 31, 2002, which remained unchanged compared to December 31, 2001. Such decrease takes into account the increase in ISDN lines (5,403,000 lines at the end of 2001 and 5,756,000 lines at the end of 2002).

The contribution of the Wireline Business Unit to our consolidated operating revenues amounted to €15,222 million in 2001 and €15,112 million in 2002.

Despite the revenue decline, Gross operating profit increased from €7,730 million in 2001 to €7,951 million in 2002, a 2.9% increase compared to 2001, due to significant reductions in personnel costs as well as expenses reduction resulting from an efficiency plan that brought savings in discretionary operating expenses of approximately €500 million.

Gross operating margin improved by 1.6%, from 45.0% in 2001 to 46.6% in 2002 as cost savings made up for the small decline in revenues.

Operating income increased from €4,338 million in 2001 to €4,677 million in 2002, as a result of efforts to contain costs and improve the level of efficiency of invested capital.

Operating margin increased to 27.4% in 2002 compared with 25.3% in 2001, also due to a significant reduction in depreciation and amortization.

Mobile

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2001	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	10,250	10,867

Gross operating profit	4,760	5,039

% of gross operating revenues	46.4	46.4

Operating income	3,136	3,358

% of gross operating revenues	30.6	30.9

Number of employees at year-end	16,721	18,702

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2001	2002
TIM lines at period-end (thousands)	23,946	25,302
TIM lines growth per annum (%)	10.9	5.7
Average revenue per mobile line per month (€)(1)	29.1	28.8
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	41.6	43.9
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	89.0	93.7
Total mobile outgoing traffic per month (millions of minutes)	1,795	1,960

(1)	Including Prepaid Customers revenues and non—TIM customer traffic and excluding equipment sales.

Gross operating revenues from mobile services increased by 6% in 2002 compared to 2001, despite the impact of adverse exchange rates which affected certain companies included in the Mobile Business Unit in Latin America, in particular Venezuela and Brazil. Excluding the effect of changes in exchange rates, organic growth of revenues would have been 11.9% compared to 2001.

This increase was primarily due to TIM’s performance in the Italian market (an increase of 6.7%), despite increasing competition, and was mainly attributable to the increase in revenues relating to value added services, with some contribution from international companies. In particular, operating revenues of STET Hellas were approximately €689 million in 2002, a 31.7% increase compared to 2001 mainly due to growth of outgoing traffic and value added services. The number of mobile lines at STET Hellas increased 17.8%.

The contribution of the Mobile Business Unit to our consolidated operating revenues was €9,963 million in 2001 and €10,595 million in 2002.

Gross operating profit was €5,039 million in 2002, up €279 million, or 5.9% as compared to 2001. The gross operating margin however remained flat at 46.4%. Excluding the effect of changes in exchange rates, the growth in Gross Operating Profit would have been 8.6% and is mainly attributable to the good performance of TIM and STET Hellas as well as improved results of TIM Perù, partially offset by the start-up costs of certain Latin American companies.

Operating income was €3,358 million in 2002, an increase of €222 million, or 7.1%, compared to 2001.

Operating margin improved from 30.6% in 2001 to 30.9% in 2002. Growth in operating income is mainly attributable to the increase in gross operating profit.

TIM (parent company)

TIM, which during 2002 merged Blu S.p.A., the fourth Italian GSM operator effective as of January 1, 2002, had operating revenues in 2002 of €9,022 million, an increase of 8.0% over 2001 (€8,915 million net of the merger impact, representing an increase of 6.7% over 2001). Revenues from services increased by 6.5% (net of the merger impact) with the same percentage of 2001 on total revenues (94.3%). The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 7.8%).

TIM lines increased to 25,302,000 lines at December 31, 2002, a 5.7% increase compared to December 31, 2001. TIM’s total GSM lines increased by 9.4% in 2002, to 24,307,000 lines at December 31, 2002, while TIM’s total TACS lines decreased by 42.6% in 2002, to 995,000 lines at December 31, 2002, in each case compared to December 31, 2001. Due to termination of the TACS services, customer transfer was taking place to TIM’s GSM service. Approximately 96% of TIM’s lines in 2002 were GSM lines. The continuing significant growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card), which had 21,622 thousand lines by December 31, 2002 compared to 19,674 thousand lines at December 31, 2001. Prepaid lines grew by 6.3% in 2002.

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

In 2002, TIM traffic volumes increased by 7.8% in terms of minutes and mobile traffic revenues (net of the Blu merger impact) increased by 3.5% in 2002 compared to 2001 (€6,845 million in 2002 against €6,613 million in 2001). The net increase in lines (up 5.7% compared to 2001) was partially offset by the continuing decline in ARPU due to increasing competitive pressures and the effect on prices. ARPU per mobile line (which includes traffic revenues and subscription fees) decreased from approximately €29.10 in 2001 to €28.80 in 2002 (including visitors).

TIM revenues from equipment sales increased by 9.3% in 2002 compared to 2001 (€505 million net of Blu against €462 million in 2001) as a result of the launch of Multimedia Messaging Services (MMS services) and TIM customers upgrading their phones to be able to utilize such services. Mobile subscription fees decreased by 5.6% in 2002 compared to 2001 (€203 million against €215 million in 2001) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from VAS (€752 million in 2002 net of Blu) increased by 41.4% compared to 2001. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 8.9% of services revenues and 8.4% of total revenues in 2002, compared to 6.7% and 6.4%, respectively in 2001. In 2002, TIM actively marketed the increase in use of VAS through promotional campaigns.

The TIM churn rate, as a result of increased competition, rose to 1.5% per month, up from the 1.3% rate recorded in 2001.

In 2002, TIM gross operating profit was €4,404 million. Excluding a loss of €125 million due to the merger effect, gross operating profit was €4,529 million, an increase of 7.2% compared with the previous year (€4,225 million) as a result of the increase in operating revenues and the actions taken for the containment of operating costs. Excluding the merger impact, gross operating margin was 50.8% (50.6% in 2001).

In 2002, TIM operating income was €3,153 million. Excluding a loss of €170 million due to the merger impact, operating income was €3,323 million, a 2.8% increase compared with 2001. Excluding the merger impact, operating margin was 37.3% in 2002 and 38.7% in 2001.

TIM operating income was impacted by the increase in depreciation and amortization, as a result of the following:

•	the amortization only for fiscal purposes of the UMTS license (€121 million gross of tax effects of €49 million);

•	the higher depreciation of fixed assets (an increase of €53 million) due to the revision of the estimate of the useful life of the depreciable assets.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for Mobile Business Unit in Latin America, coordinated at that time by Latin American Operations.

	Year ended December 31,
Mobile Latin America	2001(1)	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,403	1,298

Gross operating profit	355	274

% of gross operating revenues	25.3	21.1

Operating loss	(72)	(98)

% of gross operating revenues	(5.1)	(7.6)

Number of employees at year-end	5,678	7,050

(1)	The 2001 financial and other data have been reclassified and presented consistent with the 2002 presentation.

The gross operating revenues of the Mobile Business Unit in Latin America were €1,298 million in 2002 compared with €1,403 million in 2001, a decrease of 7.5%. The decrease was mainly due to the weakening of the Brazilian and Venezuelan currencies against the Euro.

Gross operating profit was €274 million, a decrease of €81 million, or 22.8%, compared to 2001, mainly due to the start-up costs of certain companies.

Operating loss was €98 million in 2002 compared to an operating loss of €72 million in 2001.

South America

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group, the Entel Bolivia group, the company Telecom Italia America Latina and the South America business segment of Telecom Italia. Certain financial and other data of the Mobile Business Unit in Latin America are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
	2001(1)	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,534	1,409

Gross operating profit	527	450

% of gross operating revenues	34.4	31.9

Operating income	187	146

% of gross operating revenues	12.2	10.4

Number of employees at year-end	5,746	5,461

(1)	The 2001 financial and other data have been reclassified and presented consistent with the 2002 presentation.

Gross operating revenues were €1,409 million in 2002, a decrease of 8.1% compared to 2001. The decrease was mainly due to the adverse effect of the change in exchange rates (a decrease of €212 million, of which €182 million related to the Chilean peso and €29 million to the Bolivian currency). On a constant currency basis, gross operating revenues would have increased by 5.7%, primarily due to an increase in the revenues of the Entel Chile group (+12.3% in local currency). This was partially offset by the effects of deregulation in the Bolivian market (Entel Bolivia reported a reduction in revenues of approximately 4.5% in local currency). In addition, revenues also declined due to the suspension as of April 1, 2002 of the management fee under the terms of the contract with Telecom Argentina. Due to general economic conditions in Argentina, Telecom Argentina experienced significant financial difficulties, suspending payment of its outstanding debt and began restructuring its outstanding debt during 2002.

The contribution of South America Business Unit to our consolidated operating revenues was €1,531 million in 2001 and €1,369 million in 2002, respectively.

The fluctuations in exchange rates adversely affected profitability. In particular, gross operating profit decreased by €77 million, or 14.6%, compared to 2001, of which approximately €65 million was attributable to the weakening of local currencies against the Euro. Excluding the exchange effects, the reduction in gross operating profit would have been 2.3%, due primarily to the suspension of the management fee from Telecom Argentina and the lower profit margins in Bolivia partially offset by a recovery in profit margins in the Chilean mobile sector. As a percentage of revenues, gross operating profit was 31.9% in 2002 and 34.4% in 2001.

Operating income is consistent with the trends described with regard to gross operating profit. As a percentage of revenues, in 2002 operating income was 10.4% in 2002 compared to 12.2% in 2001.

In order to give an overall view of Latin America Operations (LAO), the following table sets forth, for the periods indicated, certain financial and other data for all the companies operating in South America, providing both wireline and mobile phone services.

	Year ended December 31,
South America	2001(1)	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	2,937	2,706

Gross operating profit	882	724

% of gross operating revenues	30.0	26.8

Operating income	115	48

% of gross operating revenues	3.9	1.8

Number of employees at year-end	11,424	12,511

(1)	The 2001 financial and other data have been reclassified and presented consistent with the 2002 presentation.

Internet and Media

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media business unit (the SEAT group). As described above, due to the disposition of New SEAT following the demerger transaction completed in August 2003 this business unit has changed significantly and the discussion of 2002/2001 results will not be comparable to 2003. See “—Results of Operations for the Three Years Ended December 31, 2003—Results of Operations of Business Units for the Year Ended December 31, 2003 compared with the Year Ended December 31, 2002—Internet and Media”.

	Year ended December 31,
Internet and Media	2001(1)	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,957	1,991

Gross operating profit	444	593

% of gross operating revenues	22.7	29.8

Operating income	31	232

% of gross operating revenues	1.6	11.7

Number of employees at year-end	9,264	7,715

(1)	The 2001 financial and other data have been reclassified and presented consistent with the 2002 presentation.

Gross operating revenues increased by 1.7% from €1,957 million in 2001 to €1,991 million in 2002. The Directories business area made the largest contribution to growth with the related revenues increasing by 3.4%.

The contribution of the Internet and Media Business Unit to our consolidated operating revenues amounted to €1,880 million in 2001 and €1,900 million in 2002.

Gross operating profit increased by 33.6% to €593 million (with a gross margin of 29.8%), while operating income increased to €232 million in 2002 compared to €31 million in 2001. These improvements were achieved, despite the poor advertising market, due to implementation of rationalization measures and the improvements achieved in efficiency, especially in the Internet, Directories and Directory Assistance areas (which together represented 73% of combined revenues). In 2002, for the first time, all the business areas made a positive contribution to the consolidated Gross Operating Profit (with the sole exception of television, where reduced losses were recorded compared to 2001).

Total Internet users grew from 5 million at the end of 2001 to 6.6 million at the end of 2002, of which 2.2 million remained active after 45 days. Average connection time increased by 5.6% in 2002 compared to 2001.

Information Technology Market

The following table sets forth, for the periods indicated, certain financial and other data for the IT Market Business Unit. In order to allow a better understanding of the results of the business managed by the business unit, the figures are presented on an historical and pro forma basis.

	Year ended December 31,
Information Technology Market	2001(1)	2001 Pro forma(2)	2002(1)	2002 Pro forma
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,322	818	1,039	777

Gross operating profit	181	121	114	86

% of gross operating revenues	13.7	14.8	11.0	11.1

Operating income	133	85	64	37

% of gross operating revenues	10.1	10.4	6.2	4.8

Number of employees at year-end	7,454	5,374	5,506	5,031

(1)	The 2002 and 2001 historical financial and other data are consistent with the 2003 scope of consolidation.
(2)	The 2001 and 2002 pro forma financial and other data are consistent with the 2003 scope of consolidation.

Gross operating revenues decreased due to a contraction in the revenues of Finsiel, Banksiel and the Webegg Group, resulting from lower volumes, reduction in prices on some contracts which renewed during the year 2002 and lower contract prices on new bids won in 2002.

The contribution of the IT Market Business Unit to our consolidated operating revenues was €1,197 million in 2001 and €898 million in 2002 (historical).

Gross operating profit decreased due to the reduction in prices mentioned above, that were only partly offset by cost cuts and improved level of efficiency.

Information Technology Group

The following table sets forth, for the periods indicated, certain financial and other data for the IT Group Operating Activity.

	Year ended December 31,
Information Technology Group	2001(1)	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,039	996

Gross operating profit	198	98

% of gross operating revenues	19.1	9.8

Operating income (loss)	51	(40)

% of gross operating revenues	4.9	(4.0)

Number of employees at year-end	5,127	5,039

(1)	The 2001 financial and other data have been reclassified and presented consistent with the 2002 presentation.

Gross operating revenues declined 4.1% from 2001 to 2002 and were mainly affected by a reduction in prices on the services rendered principally to the Wireline Business Unit, continuing with the price reduction policy of the previous year.

The contribution of the IT Group Operating Activity to our consolidated operating revenues was €120 million in 2001 and €59 million in 2002.

Gross operating profit decreased by 50.5% from €198 million in 2001 to €98 million in 2002. Operating income decreased by €91 million from operating income of €51 million in 2001 to an operating loss of €40 million in 2002.

The decrease in profitability reflects the aforementioned reduction in prices as well as an increase in use of outside services and labor costs.

In 2002, operating loss was also impacted by higher levels of amortization of software licenses as a result of acquisitions made during the year.

Olivetti Tecnost Group

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Tecnost group Business Unit.

	Year ended December 31,
Olivetti Tecnost Group	2001	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,097	914

Gross operating profit	57	59

% of gross operating revenues	5.2	6.5

Operating income	4	4

% of gross operating revenues	0.4	0.4

Number of employees at year-end	4,896	4,527

Gross operating revenues were €914 million in 2002, including €340 million from the Office Products Division, €256 million from the Systems Division and €318 million from other divisions. Such revenues were distributed as follows: €588 million referred to hardware products, €154 million referred to accessories, €73 million referred to services and €99 million referred to other revenues. Gross operating revenues decreased by 16.7% (down 12.7% net of exchange rate effect) from €1,097 million in 2001 to €914 million in 2002. Such decrease was primarily attributable to the office products division where third-party revenues fell sharply (down 19%) and to a lesser extent to the vertical applications division where third-party revenues also fell (down 11.6%).

The contribution of the Olivetti Tecnost Business Unit to our consolidated operating revenues was €1,076 million in 2001 and €906 million in 2002.

Gross operating profit increased from €57 million in 2001 to €59 million in 2002 due to a reduction in operating costs (labor cost, materials and services).

In 2002 and in 2001 operating income remained stable at €4 million.

Other Telecom Italia Group Activities

Our “Other Activities” of 2002 and 2001 principally included the TILAB Operating Activity, the companies which previously reported to the former International Operations Business Unit and which, following the 2002 reorganization of international activities, were transferred to the Foreign Holdings Corporate Function, and by the companies/Corporate Functions that provide centralized services to the Telecom Italia Group (Business Units/Operating Activities/Companies). Our “Other Activities” also included the Satellite Business Unit which was disposed of during the 4th quarter of 2002.

Real Estate and General Services

Until December 31, 2002, the range of services offered by the Real Estate and General Services operating activity was directed mainly towards our other Corporate Functions/Business Units. The activities managed by “Real Estate and General Services” consisted of the following: to provide asset and property management services and to leverage the value of our real estate properties, to carry out the project design and work on properties and to provide project and facility management services.

As a result of the finalization of the Tiglio Project (See “Item 4. Information on the Telecom Italia Group—Description of Property”), in February 2003, the “Real Estate and General Services” operating activity was eliminated and the related activities and resources were transferred to the Telecom Italia Purchasing Corporate Function.

The following table sets forth, for the periods indicated, certain financial and other data for Real Estate and General Services.

	Year ended December 31,
Real Estate and General Services	2001	2002
	(millions of Euro, except percentages and employees)
Gross operating revenues	953	846

Gross operating profit	145	88

% of gross operating revenues	15.2	10.4

Operating loss	(65)	(92)

% of gross operating revenues	(6.8)	(10.9)

Number of employees at year-end	1,889	1,393

Gross operating revenues decreased by €107 million, or 11.2%, from €953 million in 2001 to €846 million in 2002. Such decrease was mainly due to the adjustment of internal charges to other Telecom Italia Group companies to match market rates and the rationalization of premises occupied by clients.

The contribution of the Real Estate and General Services to our consolidated operating revenues amounted to €50 million in 2001 and €32 million in 2002.

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

The following table sets forth, for the periods indicated, certain financial data for Satellite Services.

	Year ended December 31,
Satellite Services	2001(1)	2002(1)
	(millions of Euro)
Gross operating revenues	648	237

Gross operating profit	159	12

Operating income (loss)	60	(6)

(1)	The 2002 financial data are related only to the first nine months, while the 2001 financial data refer to the entire year.

Liquidity and Capital Resources

Liquidity

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	2001	2002	2003
	(millions of euro)
Net cash provided by operating activities	8,719	9,815	9,921
Net cash provided by (used in) investing activities	(10,384)	840	(9,193)
Net cash provided by (used in) financing activities	2,606	(9,762)	(182)

Effect of exchange rate changes on cash and cash equivalents	(7)	(173)	(35)

Net increase in cash and cash equivalents	934	720	511

Cash and cash equivalents:
Beginning of the year	2,772	3,706	4,426

End of the year	3,706	4,426	4,937

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was €9,921 million in 2003, €9,815 million in 2002 and €8,719 million in 2001.

2003 compared to 2002

The increase in 2003 compared to 2002 of €106 million was primarily due to:

•	higher levels of net income before minority interest (€2,428 million of income in 2003 compared to a loss of €306 million in 2002), an increase of €2,734 million;

•	a decrease in change in deferred tax assets, net equal to €2,225 million (with a negative contribution of €611 million in 2003 compared to a negative contribution of €2,836 million in 2002); and

•	€2,382 million attributable to the decrease in gains on disposal of fixed assets and other investments (from a gain of €2,243 million in 2002 to a loss of €139 million in 2003).

Such effects were largely offset by:

•	the decrease in the levels of depreciation and amortization of €448 million (from €7,227 million in 2002 to €6,779 million in 2003);

•	the lower levels of write-downs of fixed assets and other investments (from €4,387 million in 2002 to €1,188 million in 2003), a decrease of €3,199 million;

•	a €16 million decrease in provision for employee termination indemnities (from €216 million in 2002 to €200 million in 2003) and €64 million for the increase in the payment of employee termination indemnities (from €187 million in 2002 to €251 million in 2003); and

•	a €3,508 million decrease in the contribution of the change in operating assets and liabilities, which increased cash from operating activities by €3,557 million in 2002 and by only €294 million in 2003, mainly as a result of the provisions recorded in 2002 to the reserve for the put option on SEAT shares (€1,942 million) and the reserve for risks and charges related to Aria—Is Tim (€850 million).

2002 compared to 2001

The increase in 2002 compared to 2001 of €1,096 million was primarily due to:

•	significantly lower levels of net loss before minority interest (€306 million loss in 2002 compared to a loss of €3,676 million in 2001) an improvement of €3,370 million;

•	higher levels of write-downs of fixed assets and other investments of €634 million (from €3,753 million in 2001 to €4,387 million in 2002); and

•	€1,695 million increase in the contribution of the change in operating assets and liabilities, which increased cash from operating activities by €1,862 million in 2001 and by €3,557 million in 2002, mainly as a result of the provisions recorded in 2001 and in 2002 to the reserve for the put option on SEAT shares of €569 million and €1,942 million, respectively.

Such effects were only partially offset by:

•	the decrease in the levels of depreciation and amortization of €385 million (from €7,612 million in 2001 to €7,227 million in 2002);

•	an increase in change in deferred tax assets, net of €2,305 million (with a negative contribution of €2,836 million in 2002 compared to a negative contribution of €531 million in 2001); and

•	a €1,870 million increase in gains on disposal of fixed assets and other investments (from a gain of €373 million in 2001 to a gain of €2,243 million in 2002); and

•	a €8 million decrease in provision for employee termination indemnities (from €224 million in 2001 to €216 million in 2002) and €35 million for the increase in the payment of employee termination indemnities (from €152 million in 2001 to €187 million in 2002).

Net Cash Provided by (used in) Investing Activities.    Net cash provided by (used in) investing activities was a net cash use of €9,193 million in 2003 compared to net cash provided of €840 million in 2002 and a net cash use of €10,384 million in 2001.

2003 compared to 2002

The net cash use of €9,193 million in 2003 compared to net cash provided of €840 million in 2002 was principally due to:

•	capital expenditures that amounted to €4,894 million in 2003 (€4,901 million in 2002); in 2003 they included €3,111 million of investments in fixed assets (€3,291 million in 2002) and €1,783 million of additions to intangible assets (€1,610 million in 2002);

•	additions to other investments that decreased by €869 million from €1,563 million in 2002 to €694 million in 2003;

•	a cash use of €5,274 million for the voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares made in connection with the Merger;

•	net change in marketable securities with a negative contribution of €1,497 million in 2003 compared to a positive contribution of €1,909 million in 2002;

•	the increase in the proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of, by €2,964 million (from €33 million in 2002 compared to €2,997 million in 2003) mainly as a result of the disposal of New SEAT; and

•	the decrease by €4,968 million in the proceeds from sale or redemption value of tangible and intangible assets, and other investments (from €5,736 million in 2002 to €768 million in 2003).

2002 compared to 2001

The net cash provided of €840 million in 2002 compared to net cash use of €10,384 million in 2001 was principally due to:

•	capital expenditures that decreased by €2,330 million in 2002 (from €7,231 million in 2001 to €4,901 million in 2002); in 2002 they included €3,291 million of investments in fixed assets (€4,317 million in 2001) and €1,610 million of additions to intangible assets (€2,914 million in 2001);

•	additions to other investments that decreased by €1,800 million from €3,363 million in 2001 to €1,563 million in 2002;

•	net change in marketable securities with a positive contribution of €1,909 million in 2002 compared to a negative contribution of €361 million in 2001; and

•	the increase in 2002 by €4,252 million in the proceeds from sale or redemption value of tangible and intangible assets, and other investments (from €1,484 million in 2001 to €5,736 million in 2002).

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was a net cash use of €182 million in 2003 compared to net cash use of €9,762 million in 2002 and net cash provided of €2,606 million in 2001.

Net cash used in financing activities in 2003 reflected mainly the following:

•	an increase in short-term debt of €3,786 million, from €6,827 million at December 31, 2002 (including current portion of long-term debt of €3,450 million) to €10,613 million (including current portion of long-term debt of €9,289 million) at December 31, 2003;

•	a decrease of €2,952 million in long-term debt, from €33,804 million at December 31, 2002 to €30,852 million at December 31, 2003, since the issue of new notes for the total principal amount of €6,568 million was more than offset by the increase of €5,839 million in the current portion of long-term debt and the repayments of medium-long term debt; and

•	the 2003 payment of dividends on income and reserves of €1,049 million.

Linked to the gross debt change there was an increase in cash and cash equivalents, marketable securities and financial receivables under current assets mainly due to the proceeds arising from the issue of new bonds, the repayments of medium-long term debt maturing by the end of 2003 and the cash of €1,485 million used to partially finance the cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia shares.

As of December 31, 2003, cash and cash equivalents, marketable securities and financial receivables under current assets were €8,482 million (€7,348 million as of December 31, 2002).

Net cash used in financing activities in 2002 reflected mainly the following:

•	a decrease in short-term debt of €2,245 million, from €9,072 million at December 31, 2001 (including current portion of long-term debt of €1,939 million) to €6,827 million (including current portion of long-term debt of €3,450 million) at December 31, 2002;

•	a decrease of €3,943 million in long-term debt, from €37,747 million at December 31, 2001 to €33,804 million at December 31, 2002; and

•	the 2002 payment of dividends of €3,668 million.

Net cash provided by financing activities in 2001 consisted of the followings:

•	a decrease in short-term debt of €7,855 million, from €16,927 million at December 31, 2000 (including current portion of long-term debt of €2,750 million) to €9,072 million (including current portion of long-term debt of €1,939 million) at December 31, 2001;

•	an increase of €10,262 million in long-term debt, from €27,485 million at December 31, 2000 to €37,747 million at December 31, 2001;

•	paid in capital in consolidated subsidiaries of €2,660 million; and

•	the 2001 payment of dividends of €2,461 million.

Capital Resources

Gross Financial Debt

On a consolidated basis, at December 31, 2003, our outstanding long-term debt was €30,852 million (€33,804 million at December 31, 2002) and our short-term debt was €10,613 million (including current portion of long-term debt of €9,289 million) compared to €6,827 million at December 31, 2002 (including current portion of long-term debt of €3,450 million). At December 31, 2003, short-term debt included €1,500 million of Telecom Italia’s floating rate notes maturing June 21, 2005 which were repaid early on March 22, 2004. Interest on our gross financial debt totaled €2,173 million in 2003 compared with €2,241 million in 2002.

In 2003, the increase of €834 million in gross financial debt (from €40,631 million at December 31, 2002 to €41,465 million at December 31, 2003) was more than offset by the increase of €1,134 million in cash and cash equivalents, marketable securities and financial receivables under current assets (from €7,348 million at December 31, 2002 to €8,482 million at December 31, 2003) that principally arose from the difference between the proceeds on new notes issued in 2003 and the repayments of medium and long-term debt falling due during 2003, in addition to cash resources used to partially pay the tender offers (€1,485 million).

As of December 31, 2003, approximately 86% of our long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Japanese Yen and Chilean Peso.

The following table sets out the currency of our gross financial debt:

	As of December 31,
	2003						2002
(millions of euro)	Euro	%	Foreign currency	%	Total	%	Total	%
Medium/long-term debt	26,393	72	4,459	90	30,852	74	33,804	83
Short-term debt	10,137	28	476	10	10,613	26	6,827	17

Total gross financial debt	36,530	100	4,935	100	41,465	100	40,631	100

In 2003, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt decreased from 83% to 74%. At December 31, 2003, approximately 35% of the long-term debt carried a floating rate.

Long term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. To this effect, we issued long-term debt in the capital markets under, among others, the Telecom Italia Euro Medium Term Note Program, the Olivetti EMTN Program and the Old Telecom Italia Global Note Program, the net proceeds of which have been used to repay short-term debt.

As of December 31, 2003, notes and bonds outstanding amounted to €37,365 million (€31,805 million at December 31, 2002) and increased by €5,560 million (net of reimbursements and other causes), mainly as a result of the following:

•	issue, in January 2003, of fixed-rate notes by Olivetti Finance N.V., under the Euro Medium Term Note (EMTN), in the principal amount of €3,400 million divided into three tranches:

•	notes 2003-2008 issued by Olivetti Finance N.V. in the principal amount of €1,750 million with an annual fixed-rate coupon of 5.875%, maturing in January 2008;

•	notes 2003-2013 issued by Olivetti Finance N.V. in the principal amount of €850 million with an annual fixed-rate coupon of 6.875%, maturing in January 2013;

•	notes 2003-2033 issued by Olivetti Finance N.V. in the principal amount of €800 million with an annual fixed-rate coupon of 7.75%, maturing in January 2033;

•	issue, in October 2003, of fixed-rate notes by Telecom Italia Capital S.A., fully and unconditionally guaranteed by Telecom Italia, in the principal amount of U.S.$4,000 million (€3,168 million). The issue was divided into three tranches:

•	Series A notes in the principal amount of U.S.$1,000 million (€792 million) with an annual fixed-rate coupon of 4%, maturing in November 2008;

•	Series B notes in the principal amount of U.S.$2,000 million (€1,584 million) with an annual fixed-rate coupon of 5.25%, maturing November 2013;

•	Series C notes in the principal amount of U.S.$1,000 million (€792 million) with an annual fixed-rate coupon of 6.375%, maturing in November 2033.

The issuance of these notes allowed us to complete the repayment of the loan in November 2003 used to fund the tender offers (see below “—Bank Facilities—Term Loan Facility”).

Furthermore, on January 29, 2004, Telecom Italia issued €1,000 million principal amount of floating rate notes due October 29, 2007 (Euribor 3 months + 0.33%; issue price 99.927), €750 million principal amount of 4.5% notes due January 28, 2011 (issue price 99.56) and €1,250 million principal amount of 5.375% notes due January 29, 2019 (issue price 99.07). This issue was part of Telecom Italia’s €10 billion Euro MTN Program authorized by the Board of Directors of Telecom Italia S.p.A. on October 10, 2003. The notes under this program can be issued by Telecom Italia and/or its subsidiary Telecom Italia Finance, with a guarantee by Telecom Italia.

On April 8, 2004, Telecom Italia issued, at par, €110 million principal amount of Floating Rate Notes due 2009 under the Euro MTN Program. Such notes were subscribed in full, by way of a private placement, by one investor.

Our debt due to banks was €2,460 million at December 31, 2003 (€5,776 million at December 31, 2002), of which €1,278 million (€3,926 million at December 31, 2002) of short-term debt, including the current portion of long-term debt.

As of December 31, 2003, the amount of unutilized bank lines of credit of Telecom Italia Group was €9,110 million (€9,081 million as of December 31, 2002), of which €6,500 million related to the Revolving Credit

Facility (see below “—Bank Facilities—Revolving Facility”). Approximately 98% of our lines of credit were denominated in Euro and had varying interest rates. Of the total amount, €6,153 million were Telecom Italia S.p.A. unutilized bank lines of credit (€5,813 million as of December 31, 2002).

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which Telecom Italia has:

•	Guarantee contracts required to be initially recorded at fair value under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45);

•	retained or contingent interests in transferred assets;

•	any obligation under derivative instruments classified as equity; or

•	any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

As of December 31, 2003, Telecom Italia has the following items that are considered to be off-balance sheet.

As of December 31, 2003, the Telecom Italia Group had a purchase commitment of €72 million for the purchase of buildings leased from Fintecna (which was exercised on April 1, 2004), and Telecom Italia International’s commitment of €32 million in order to cover, on a proportional basis through capital increases, the residual amount due by Etec S.A. to the Cuban government in connection with the new license acquired.

As of December 31, 2003, the Telecom Italia Group has given guarantees of €1,631 million, mainly consisting of sureties provided by Telecom Italia and TIM on behalf of affiliated companies. The most significant of these relate to the indebtedness of Aria-Is Tim that is guaranteed by TIM for €672 million. Remaining guarantees consist of medium/long-term loan transactions and guarantees for bids to acquire TLC licenses abroad.

Telecom Italia has also issued support letters totaling €197 million on behalf of affiliated companies to guarantee insurance policies, lines of credit arrangements and overdraft agreements with financial institutions.

Telecom Italia also has a purchase commitment, at fair value, to acquire the outstanding minority interest of the consolidated subsidiaries Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd.

See also Note 18 of Notes to the Consolidated Financial Statements included elsewhere herein for a further discussion of commitments and contingencies.

Contractual Obligations and Commitments

In accordance with the requirements of Form 20-F we present our contractual obligations and other commitments in the table that follows. However, our future cash flow prospects cannot solely be assessed on the basis of such obligations.

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. As of December 31, 2003, the amounts payable are as follows:

	Year Ended December 31,
	2004	2005	2006	2007	2008	After 2008	Total
	(millions of Euro)
Notes and bonds	8,445	1,510	6,073	3,105	2,550	15,682	37,365
Loans and other debt	817	476	406	421	77	424	2,621
Finance lease	27	22	18	19	14	55	155

Total long-term debt	9,289	2,008	6,497	3,545	2,641	16,161	40,141

Operating lease	8	6	4	2	—	—	20
Rental obligations to IM.SER60, TIGLIO I, TIGLIO II, FMP Italy 1 (formerly Ireos)(1)	229	229	229	229	229	2,844	3,989

Total contractual obligations and commitments	9,526	2,243	6,730	3,776	2,870	19,005	44,150

(1)	Aggregate contractual rental payments due between 9 and 21 years.

The table above does not include short-term financial debt of €1,324 million (excluding current portion of long-term debt) outstanding at December 31, 2003.

Total long-term debt of €9,289 million, €14,691 million and €16,161 million is scheduled to become due for repayment during 2004, in the years 2005-2008 and beyond, respectively.

See also Note 18 of Notes to Consolidated Financial Statements for a description of derivatives.

For a discussion of our capital expenditures in 2001, 2002 and 2003 and the Telecom Italia Group’s proposed capital expenditure commitments over the next three years, see “—Capital Expenditures”.

Net Financial Debt

On a consolidated basis, at December 31, 2003, net financial debt was €33,346 million compared to €33,399 million at the end of 2002 (a decrease of €53 million). Net financial debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although net financial debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and adequacy of a company’s financial structure. Therefore, we believe it is useful information for investors to receive and is consistent with how we present ourselves to the analyst community. Net financial debt at December 31, 2003 includes borrowings to finance the effects of the withdrawals and the tender offers (€5,285 million) relating to the Merger, the distribution of profits and reserves (€1,049 million) in payment of the dividend on Old Telecom Italia shares and the payment for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares (€2,272 million). Such requirements were mostly financed by cash generated by operations, the sale of the investment in New SEAT (€3,681 million) and the disposal of other investments (€768 million).

The following chart summarizes the major components which had an impact on the change in net financial debt during 2003 (in millions of euro):

(1)	For a more detailed description, see “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2003—Sale of Telecom Italia’s stake in New SEAT”.

Furthermore, securitization and factoring arrangements led to an improvement in consolidated net financial debt as of December 31, 2003 of €1,201 million (€1,046 million as of December 31, 2002), of which €851 million (€826 million as of December 31, 2002) was due to the securitization program.

In particular:

•	during 2003 and 2002, Telecom Italia continued a program (the “Program”) that began in 2001 for the securitization of receivables generated by the services rendered to the customers of the Wireline business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Public Administration). A first tranche of €700 million of notes was issued by a non-consolidated special purpose vehicle for the Program incorporated pursuant to the Italian securitization law (Law No. 130/1999). The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of €2 billion.

The total amount of the trade accounts receivable sold under the securitization transactions in 2003 was €8.9 billion (€9 billion in 2002), solely referred to receivables from residential customers generated by Telecom Italia;

•	in 2003, Telecom Italia, TIM and Olivetti Tecnost sold trade accounts receivable under non-recourse factoring arrangements in the amount of €3,873 million. In 2002, the Telecom Italia Group sold trade accounts receivable under non-recourse factoring arrangements in the amount of €3,969 million.

Compared to September 2001, the date on which new management took over responsibility for the running of the Telecom Italia Group, net financial debt has decreased by approximately €10 billion as showed in the following table:

The overall reduction is attributable to the following: cash flows generated by operations, proceeds from disposal of tangible assets, investments in consolidated subsidiaries and associated companies and other investing activities for €10 billion and distributions to shareholders (dividends, withdrawals and the tender offers on Old Telecom Italia shares) of €10 billion.

The reduction had no impact on investments and in particular capital expenditures. In fact, the commitment to investments continued in 2003 with total investments of approximately €12 billion that were financed by cash flows provided by operations and which contributed to strengthening our competitiveness.

Our strategic objectives for the three-year period 2004—2006 confirmed that the target is to reduce net financial debt below €30 billion by the end of 2004.

In order to better understand the change in net financial debt, the following table presents details of the changes in our net financial debt between December 31, 2002 and December 31, 2003, taking into account the JP Morgan Chase put option:

		As of December 31,
(millions of euro)		2003	2002		Change
Old Telecom Italia Group	}	30,238	18,118	}	(3,161)
Olivetti Group			15,281
Effects of withdrawals and tender offers		5,285	—		5,285
Sale of New SEAT and other disposals		(4,449)	—		(4,449)
JP Morgan Chase put option		2,272	—		2,272

Net financial debt as reported in the financial statements		33,346	33,399		(53)
JP Morgan Chase put option		—	2,417		(2,417)

TOTAL		33,346	35,816		(2,470)

A reconciliation of net financial debt with the financial statement line items is presented in the table below.

	As of December 31,
	2003			2002
	Maturing
(millions of euro)	within 12 months	Beyond 12 months	Total	Total
Notes and bonds	6,730	23,323	30,053	24,404
Convertible notes	1,715	5,597	7,312	7,401

Total notes and bonds	8,445	28,920	37,365	31,805

Debt to banks	1,278	1,182	2,460	5,776
Debt to other financial institutions	342	670	1,012	1,970
Payables to associated companies	19	23	42	406
Note payables	—	—	—	241
Suppliers	5	4	9	21
Other	524	53	577	412

Total other financial payables	2,168	1,932	4,100	8,826

Total gross financial debt	10,613	30,852	41,465	40,631

Cash and cash equivalents:
Bank and postal accounts	(4,870)	—	(4,870)	(4,363)
Cash and valuables on hand	(7)	—	(7)	(7)
Receivables for securities held under reverse repurchase agreements	(60)	—	(60)	(56)
Marketable securities (*)	(2,719)	—	(2,719)	(1,927)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(826)	—	(826)	(995)

Total cash and cash equivalents, marketable securities and financial receivables under current assets	(8,482)	—	(8,482)	(7,348)

Financial prepaid expense/deferred income, net and accrued financial income/expense, net	670	(307)	363	116

Net financial debt	2,801	30,545	33,346	33,399

(*)	As of December 31, 2003, marketable securities include: Euro commercial paper (€735 million), own notes (€1,341 million), notes and bonds (€583 million) and other securities (€60 million). As of December 31, 2002 marketable securities include Old Telecom Italia shares held by Olivetti (€299 million).

At December 31, 2003, we had cash and cash equivalents, marketable debt securities and financial accounts receivable in excess of €8,482 million (€7,348 million at December 31, 2002). We believe that these financial assets together with our bank facilities, as well as the proceeds that arose from the issuance of notes in January 2004, mentioned above, and the disposal of Telekom Austria (€770 million) in January 2004 will make it possible to meet our debt obligations maturing in 2004 and 2005, detailed below.

	Financial debt maturing in 2004 and 2005
(millions of euro)	Notes and Bonds	Loans, other debt and finance lease	Total

Year 2004	8,445	844	9,289
Year 2005	1,510	498	2,008

Total	9,955	1,342	11,297

Notes and bonds

In July 1999, the Telecom Italia Group (formerly the Olivetti Group) established the Olivetti EMTN Program, as updated and amended on June 8, 2001 and May 14, 2002, which allowed for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

At the end of 2000, the Old Telecom Italia Group established a Global Medium Term Note Program, which allowed for the issuance of a total amount of U.S.$10 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities. On December 18, 2001, the Old Telecom Italia’s Board of Directors authorized the increase of the Global Medium Term Note Program to up to U.S.$12 billion (or the equivalent in other currencies).

On October 10, 2003, as part of the plan to refinance short and long-term borrowings falling due, the board of directors of Telecom Italia authorized the creation of the Euro MTN Program up to a maximum amount of €10 billion. These notes can be issued by Telecom Italia and/or its subsidiary Telecom Italia Finance, with a guarantee by Telecom Italia.

As of December 31, 2003, total notes and bonds amounted to €37,365 million (€31,805 million at December 31, 2002) and consisted of the followings:

•	convertible notes of €7,312 million (€7,401 million at December 31, 2002), detailed as follows:

Original Currency	Amount (million)		Coupon	Convertible into shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.
Euro	1,331	(1)	1.50%	TI S.p.A.	03/09/01	01/01/04	100
Euro	2,829		1.50%	TI S.p.A.	11/23/01	01/01/10	100

Convertible notes issued by Telecom Italia Finance S.A. guaranteed by Telecom Italia S.p.A.
Euro	1,964		1.00%	TIM/Telecom Italia Media	03/15/01	03/15/06	100

Convertible notes issued by Olivetti Finance N.V. guaranteed by Telecom Italia S.p.A.
Euro	385	(2)	0.00%	TI S.p.A.	09/20/02	03/19/04	100
Euro	803		1.00%	TI S.p.A.	11/03/00	11/03/05	100

Total	7,312

(1)	These notes were repaid on January 1, 2004, their maturity date.
(2)	On March 19, 2004, Olivetti Finance N.V., S.A. redeemed €385 million in principal amount of notes on their maturity date.

For a more detailed description of these convertible notes see Note 11 of Notes to the Consolidated Financial Statements included elsewhere herein;

•	notes and bonds of €30,053 million (€24,404 million at December 31, 2002), detailed as follows:

Original Currency	Amount in original currency (million)		Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,500	(1)	1,500	Euribor 3 months + 0.95%	12/21/01	06/21/05	99.837
Euro	1,250		1,250	5.625%	02/01/02	02/01/07	99.841
Euro	1,250		1,250	6.250%	02/01/02	02/01/12	98.952
Euro	215		215	Euribor 6 months	01/01/02	01/01/22	100

Sub—Total			4,215

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,000	(2)	1,000	Euribor 3 months + 1.125%(a)	04/20/01	04/20/04	99.514
Euro	3,000	(2)	3,000	6.125%(a)	04/20/01	04/20/06	99.937
Euro	1,500		1,500	5.15%(b)	02/09/99	02/09/09	99.633
Euro	2,000	(2)	2,000	7.00%(a)	04/20/01	04/20/11	99.214
CHF	100		64	5.625%	06/12/86	06/12/46	99.000

Sub—Total			7,564

Notes and bonds issued by Olivetti Finance N.V. and guaranteed by Telecom Italia S.p.A.
Euro	4,200		4,200	5.825%	07/30/99	07/30/04	99.786
Euro	200		200	EONIA + 1.45%	08/07/02	02/07/05	99.900
Euro	500		500	Euribor 3 months + 1.3%	03/14/02	03/14/05	100
Euro	1,100		1,100	Euribor 3 months + 1.25%	05/29/02	01/03/06	99.6673
Euro	1,750		1,750	6.500%	04/24/02	04/24/07	99.637
Euro	1,750		1,750	5.875%	01/24/03	01/24/08	99.937
Euro	2,350		2,350	6.575%(c)	07/30/99	07/30/09	99.272
Euro	1,000		1,000	7.25%	04/24/02	04/24/12	99.602
Euro	850		850	6.875%	01/24/03	01/24/13	99.332
JPY	20,000		148	3.550%	04/22/02	05/14/32	99.25
Euro	250		250	7.770%	08/09/02	08/09/32	100.2
Euro	800		800	7.750%	01/24/03	01/24/33	99.239

Sub-Total			14,898

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000		792	4.000%	10/29/03	11/15/08	99.953
USD	2,000		1,584	5.250%	10/29/03	11/15/13	99.742
USD	1,000		792	6.375%	10/29/03	11/15/33	99.558

Sub-Total			3,168

Notes and bonds issued by Entel Chile
CLP	156,820		208	From 5.93 % to 8.06%	From 2000 to 2002	From 2004 to 2023
Sub-Total			208

Total			30,053

Note (a), (b) and (c): see the next paragraph “Ratings Triggers”

(1)	These notes were repaid in advance, at par, on March 22, 2004, in accordance with a resolution approved by the Telecom Italia Board of Directors on February 17, 2004.
(2)	On April 20, 2004, the first tranche of €1,000 million was paid. On the same date, the 0.25% step-up took effect on the annual coupon for the remaining two tranches: €3,000 million (6.125% + 0.25%), maturing April 2006; €2,000 million (7% + 0.25%), maturing April 2011.

For a more detailed description of the notes and bonds summarized in the table above see Note 11 of Notes to the Consolidated Financial Statements included elsewhere herein.

Ratings Triggers

Certain of the notes and bonds we have issued provide certain protections to investors in the event that our debt ratings are downgraded.

The ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:	BBB+	positive outlook
Moody’s:	Baa2	stable outlook
Fitch IBCA:	A-	stable outlook

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a) Telecom Italia Finance S.A. Notes:

•	€1,000 million, Euribor 3M + 1.125% interest, maturing April 2004

•	€3,000 million, 6.125% interest, maturing April 2006

•	€2,000 million, 7% interest, maturing April 2011

These notes carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds would cause an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate securities) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period would have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/down will only be applied when the rating at the end of a coupon period is different from the rating at the end of the preceding coupon period.

As a result, these securities are currently subject to an 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of the floating-rate security, this increase was applied to the coupon for the period beginning October 2003; in the case of the two fixed-rate securities, the increase has been applied beginning with the interest period which started in April 2004.

(b) Telecom Italia Finance S.A. Notes:    €1,500 million, 5.15% interest, maturing February 2009.

These notes carry protection for investors which would be triggered by a downgrade in the minimum rating (among those assigned by the various agencies, specifically in reference to the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, bringing the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.50% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the ratings.

(c) Olivetti Finance N.V. Notes:    €2,350 million, 6.575% interest, maturing July 2009.

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, specifically the Baa2 rating by Moody’s).

At the beginning of each interest period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon that will effectively be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the original coupon.

In line with this mechanism, starting October 2000 (date of the introduction of this mechanism), the original coupon was increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating might cause decreases/increases in the coupons according to the mechanism described above.

Financial covenants / other covenants / other features

The notes and bonds summarized above contain customary covenants and events of default but do not contain financial covenants or covenants which would force the notes to be repaid at an earlier date as a result of events other than the insolvency of the Telecom Italia Group. However, certain of the Olivetti Group notes and bonds contain cross defaults to subsidiary indebtedness.

For example, there are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

For the U.S.$4,000 million principal amount of Notes issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, there is a covenant requiring that Telecom Italia Capital and Telecom Italia complete an exchange offer registered with the SEC in order to allow investors to exchange their notes originally purchased for registered notes which will be freely saleable without restrictions. Should Telecom Italia Capital not complete the registered exchange offer by October 31, 2004, this would result in an increase in the coupon by 0.50% until the exchange offer was completed.

Bank Facilities

In connection with the Merger, Telecom Italia (formerly Olivetti) mandated a group of “Mandated Lead Arrangers” to arrange and underwrite €15.5 billion of senior credit facilities (the “Facilities”). The Facilities, which were subsequently fully syndicated, consisted of:

•	a €9.0 billion senior term loan (the “Term Loan Facility”) to fund both the cash out payment to dissenting Olivetti shareholders and the cash consideration payable upon completion of Olivetti’s voluntary partial cash tender offers for Old Telecom Italia Shares and Savings Shares, and

•	a €6.5 billion senior revolving credit facility (the “Revolving Credit Facility”) to fund the needs for working capital and general corporate purposes of Old Telecom Italia and, following the Merger, of the new merged entity, and the refinancing of Old Telecom Italia’s existing €7.5 billion facility.

Details of the facilities were as follows:

Term Loan Facility

On April 24, 2003, Telecom Italia (formerly Olivetti) entered into the €9 billion Term Loan Facility with Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent).

Pursuant to the Term Loan Facility, up to €9 billion was available to finance:

(i) the cash-out payment to Olivetti shareholders who exercised their withdrawal right; and, for the amounts not used to finance the cash-out payment, and

(ii) the partial voluntary cash tender offers made by Olivetti for a portion of the Old Telecom Italia shares and savings shares.

The Term Loan Facility was divided into the following three tranches aggregating €9 billion.

	Amount (millions of euro)	Tenor	Term out
Tranche A	€3,600	364 days	6 months
Tranche B	€3,600	18 months(1)	6 months
Tranche C	€1,800	2 years	12 months

(1)	Less one day.

€5,274 million of the Term Loan Facility was utilized in connection with the Merger. €1,474 million of this amount was repaid in August with the liquidity available, while the residual amount (€3,800 million) was repaid in advance, as follows:

•	€2,000 million in October 2003 (the due date was October 2004); and

•	€1,800 million in November 2003 (the due date was April 2005), following the issuance of notes by Telecom Italia Capital in the principal amount of U.S.$4 billion on October 29, 2003.

Revolving Facility

On April 24, 2003, Telecom Italia (formerly Olivetti) received a binding offer from Banca Intesa S.p.A., Barclays Capital, BNP Paribas, HSBC Bank plc, J.P.Morgan plc, The Royal Bank of Scotland plc, Unicredit Banca Mobiliare S.p.A. (as mandated lead arrangers), and J.P.Morgan Europe Limited (as agent) to enter into the €6.5 billion multicurrency Revolving Credit Facility with:

•	Telecom Italia and Telecom Italia Finance Société Anonyme (with the guarantee of Telecom Italia) if the Merger would have been effective prior to August 8, 2003; or

•	Old Telecom Italia and Telecom Italia Finance Société Anonyme (with the guarantee of Old Telecom Italia) if the Merger would have not been effective prior to August 8, 2003.

The Revolving Credit Facility was divided into the following two tranches aggregating €6.5 billion.

	Amount (millions of euro)	Tenor	Term out
Tranche D	€4,500	364 days	12 months
Tranche E	€2,000	3 years	None

Under the terms and conditions of the Revolving Credit Facility the borrower or borrowers (as defined therein) were entitled to use funds available for the short-term financial requirements of the Telecom Italia Group, including repayments of commercial paper issued by any member of the Telecom Italia Group, to refinance existing debt and for the general corporate purposes of the Telecom Italia Group.

On March 30, 2004, the Tranche D (€4,500 million), maturing on April 2004, and the Tranche E (€2,000 million), maturing on April 2006, were replaced by a new facility (the “New Facility”) of €6.5 billion with a three year maturity. The New Facility does not contain any financial covenants and does not place any constraints on how we operate our business.

The agreement includes customary representations and warranties and events of default for a revolving credit agreement of this type. However, according to the terms of the agreement, the Telecom Italia Group is not required to represent that there has been no material adverse change in the business or financial condition of the Telecom Italia Group at the time of any drawdown.

Debt to Equity Ratio

The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to total stockholders’ equity (including minority interest), was 162.0% and 161.9% as of December 31, 2003 and December 31, 2002 , respectively.

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

Cash Management.    Telecom Italia utilizes short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital expenditures and acquisitions and to repay long-term debt.

Lines of Credit.    Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawn down to fund the Company’s activities.

Capital Expenditures

The table below sets forth, for the periods indicated, our total capital expenditures based on the organization by Business Unit at December 31, 2003.

	Year ended December 31,
	2001	2002	2003
	(millions of Euro)
Fixed assets:
Wireline(1)	1,979	1,837	1,497
Mobile	1,530	1,075	1,244
South America(2)	351	201	116
Internet and Media	82	28	32
IT Market(1)	20	13	13
IT Group(1)	84	83	106
Olivetti Tecnost	42	26	14
Other activities(1)(3)	229	28	89

Total fixed assets(4)	4,317	3,291	3,111
Intangible assets (other than goodwill)(5)	2,914	1,610	1,783

Total capital expenditures(6)	7,231	4,901	4,894

(1)	Since January 1, 2003, the Netikos group, the Webegg group, the TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BB Ned became part of Wireline, whereas the other companies moved to the IT Market Business Unit.
(2)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia.
(3)	The data presented include the additions to fixed assets of the International Affairs Corporate Function, the TILab, the Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Télécom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services and the staff functions.
(4)	Capital expenditures in fixed assets are mainly related to local and long distance networks, exchange equipment, investment in subscribers’ equipment, radio and transmission equipment.
(5)	Intangible assets, other than goodwill, include investments such as software for telecommunications systems and licenses.
(6)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2003, cash flows from operating activities (€9,921 million in 2003, €9,815 million in 2002 and €8,719 million in 2001) exceeded capital expenditures in fixed and intangible assets (€4,894 million in 2003, €4,901 million in 2002 and €7,231 million in 2001).

Capital expenditures under the Business Plan

The capital expenditures planned for the three years 2004-2006 will be approximately €15 billion, in line with the forecast for the three years 2003-2005. The breakdown by sector of activity is shown in the table below.

Approximate % of Capital Expenditures
Wireline	42%
Mobile	47%
Telecom Italia Media	1%
Other	10%

Approximately two thirds of the total of our capital expenditures planned for the period 2004-2006 (€15 billion) will be invested in new products and market innovation and development.

Wireline

The Wireline Business Unit plans to invest approximately €6.3 billion of capital expenditures for the 2004-2006 period in order to continue the development of broadband services both in the domestic market and in other selected European countries (France and Germany, where operations are already on going) and to invest in infractructures and systems of innovation.

Mobile

The Mobile Business Unit, will invest approximately 40% of the €7 billion planned for the 2004-2006 period for international development, mainly in Brazil. It will continue the start-up of the PCS operations and the GSM overlay in areas previously covered with TDMA.

In Italy, TIM has planned the commercial launch of innovative services based on EDGE technology and, afterwards, of UMTS.

Telecom Italia Media

Telecom Italia Media will focus its investments on Internet services and the Television business. In this sector, it is planned also the launch of the “Digital Terrestrial Television”.

Research and Development Activities

The Group spent €204 million, €151 million and €148 million on research and development in 2001, 2002 and 2003 respectively. The Group also receives grants from research and development national and international programs.

TILAB performs both strategic research and research specifically requested by Group Companies that focuses on projects that are of strategic interest for the individual Business Units and advances the Group’s technological leadership. Research is also carried out in specific area in partnership with Pirelli Labs.

The activities are organized into the main innovative areas of interest of the Group such as:

•	Terminal and user interfaces,

•	Applications and Services,

•	Service control,

•	Access, metro and core network,

•	Network operations and management.

Increasing attention to the opportunity of generating competitive advantages and creating value for the Telecom Italia Group was also pursued through the strategic management of the relations between research, Intellectual Property Rights (IPR) and business with the aim of increasing the number of registered patents. In this context, during the year, 68 new patents were filed of which 14 are jointly owned with Pirelli.

In 2003 TILAB’s research was based on three macro areas: Broadband Services, Mobile Services, Network Innovation.

Consolidated Financial Statements as of and for the three Year period Ended December 31, 2003—Reconciliation of Italian GAAP to U.S. GAAP.

During the three year period between 2001 to 2003 the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP give rise to material differences in net income, shareholders’ equity and indebtedness when compared to Italian GAAP. In addition, adoption and application of certain U.S. GAAP accounting principles has resulted in material adjustments to U.S. GAAP net income and shareholders’ equity when compared to Italian GAAP. In the course of 2001, 2002 and 2003, the following transactions and application of U.S. GAAP accounting principles have given rise to the most significant differences:

•	the Merger;

•	the differences in the accounting for the 2000 acquisition of SEAT required significant impairment charges when compared to Italian GAAP;

•	the significant number of acquisitions made by SEAT using its ordinary shares as consideration for such acquisitions;

•	adoption of SFAS 142 under U.S. GAAP, which requires that amortization of goodwill and indefinite lived intangibles be eliminated, and instead reviewed annually for impairment based on fair value;

•	the sale of certain real estate properties to IM.SER, at that time a wholly owned subsidiary of the Telecom Italia Group, the subsequent sale of 60% of IM.SER to third parties and the transfer of these interests and other real estate assets as part of the “Tiglio” transactions;

•	restructuring of certain real estate properties within the Tiglio I and the Tiglio II framework;

•	fair value accounting for the various derivative positions of the Telecom Italia Group, including the original and significant derivative positions of Olivetti that came about from the 1999 controlling interest acquisition by Olivetti of Old Telecom Italia;

•	the substantial decrease in asset valuations in the Telecom and Internet sectors in general;

•	the capitalization of interest expense based on the average value of the assets under construction, as opposed to the specific borrowings related to an asset;

•	the accounting for deferred income tax asset and liability recognition; and

•	the sale of certain equity investments in the satellite sector, with the Telecom Italia Group recognizing gains on the sale of an entity for which it still has a continuing ownership interest.

As a result of the foregoing transactions there are material differences for the three year period ended December 31, 2003 in reconciling Italian GAAP net income and stockholders’ equity to U.S. GAAP. The following is a discussion of the U.S. GAAP treatment of such transactions and the application of the described U.S. GAAP accounting principles and the impact on net income or loss and stockholders’ equity under Italian GAAP for the three year period ended December 31, 2003. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 27, 28 and 29 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Year ended December 31, 2003

Net Income, net of minority interests

Under Italian GAAP, net income was €1,192 million, compared to €1,841 million under U.S. GAAP. The increase in net income of €649 million is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2003 are described below:

•	As discussed in Note 29 (i) of the Notes to the Consolidated Financial Statements, the Telecom Italia Group adopted the accounting and presentation requirements of SFAS 142 as of January 1, 2002 for accounting applicable to goodwill and indefinite-lived intangible assets. The requirements of SFAS 142 are such that goodwill and certain non-amortizing intangibles are no longer considered to be wasting assets. Instead, it is necessary to apply a fair value approach to goodwill on an annual basis. The total adjustment deriving from the application of SFAS 142 in 2003 was €268 million (which includes the amortization of goodwill under Italian GAAP and is net of the reversal of accumulated amortization of goodwill pertaining to New SEAT, reclassified to discontinued operations). For U.S. GAAP purposes, applying SFAS 142, this amount has been reversed, increasing operating income under U.S. GAAP by the same amount.

•	As discussed in Note 27 of the Notes to the Consolidated Financial Statements, the Merger has been accounted for as the acquisition of a minority interests under U.S. GAAP. Therefore the basis of accounting, including the exchange of Olivetti (now Telecom Italia) shares for Old Telecom Italia shares, has been determined on the basis of fair value, generating substantially higher amounts of intangibles, goodwill, other assets and shareholders’ equity compared to Italian GAAP. Similar U.S. GAAP accounting treatment was also applied to Olivetti’s 1999 acquisition of control of Old Telecom Italia. As a result, these transactions gave rise to classes of assets, in particular other tangible and intangible assets besides goodwill, that are being amortized. These accounting principle differences accounted for approximately €946 million in additional income gross of taxes in 2003.

•	Telecom Italia, due to its high levels of gross debt, has entered into significant interest rate and currency swaps in order to hedge the economic risk associated with those positions. From the perspective of U.S. GAAP, these transactions have not met the accounting requirements to allow the Telecom Italia Group to utilize hedge accounting. Therefore, the fair values of the Telecom Italia Group’s derivatives have been marked to market with the change in the fair values being charged to income. In 2003, pre-tax expense for the Telecom Italia Group was €171 million.

•	In 2003, for Italian GAAP purposes, Olivetti (now Telecom Italia) recognized an additional tax benefit of €1,266 million related to the write-down taken in the tax basis of the investment in Old Telecom Italia in 2002. The tax benefit arising from this write-down (totaling €2,397 million), was not fully recognized in the Italian GAAP financial statements of Olivetti at December 31, 2002, as the use of the tax benefit was subject to, among other things, the completion of the Merger. However, for U.S. GAAP purposes, the Merger was considered to be a tax planning strategy that would, more likely than not, allow the recognition of the tax asset. Therefore, for U.S. GAAP accounting purposes the entire deferred tax asset was recognized in the 2002 U.S. GAAP net income.

•	As a result of the sale of New SEAT in August 2003, the activities of New SEAT are treated as a discontinued operation for U.S. GAAP. During 2003 there were significant U.S. GAAP adjustments relating to New SEAT which are the results of transactions which are described in more detail in the discussion for the year ended December 31, 2002 and the year ended December 31, 2001. The adjustments, which are included in the discontinued operation line of the U.S. GAAP reconciliation, resulted in an increase in U.S. GAAP net income of €473 million.

Stockholders’ Equity, net of minority interests

Stockholder’s equity under U.S. GAAP at December 31, 2003 was €35,067 million, compared to €16,092 million under Italian GAAP. The overall impact of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interests by €18,975 million.

Total assets as of December 31, 2003 under Italian GAAP were €80,501 million, compared to €108,093 million included in the U.S. GAAP balance sheet, an increase under U.S. GAAP in total assets of €27,592 million. The difference can be attributed to the following:

•	As described above and in Note 27 of the Notes to the Consolidated Financial Statements, the differences in accounting principles for the acquisition of the minority interests in Old Telecom Italia, in particular the valuation of Olivetti (now Telecom Italia) shares exchanged for the Old Telecom Italia minority interests’ shares, increased the book value of the U.S. GAAP equity by €24,161 million. Approximately €17,927 million of this increase came from the value of the shares exchanged, which for Italian GAAP purposes have not been accounted for at fair value.

•	Approximately €364 million related to the capitalization of interest expense on construction in progress. For U.S. GAAP purposes, the Telecom Italia Group capitalizes interest on the average amount of construction in progress throughout the year; however for Italian GAAP purposes only interest expense on specific borrowings related to fixed assets are capitalized.

•	For purposes of U.S. GAAP, the Telecom Italia Group has not amortized goodwill since January 1, 2002. The effect on shareholders’ equity has been an increase of €364 million compared to Italian GAAP shareholders’ equity.

•	For purposes of U.S. GAAP, the Telecom Italia Group accounted for €4,982 million of additional deferred tax liabilities principally in connection with the purchase accounting mentioned above and other business combinations.

Total liabilities as of December 31, 2003 under Italian GAAP were €59,912 million, compared to €67,946 million under U.S. GAAP. In particular, total long-term debt increases from €30,852 million under Italian GAAP to €32,586 million under U.S. GAAP, due to the following items:

•	Telecom Italia has entered into a series of leasing arrangements whereby selected properties have been transferred to certain equity method investees. Prior to these arrangements Telecom Italia had owned these properties. Under Italian GAAP, the transfers of the assets and the subsequent lease agreements have been accounted for as a sale and operating lease. Under U.S. GAAP, the fixed assets remain on the balance sheet, with the lease agreements included in long-term debt. The long-term debt at the end of 2003 includes an additional €2,071 million related to the effects of the leasing agreements.

•	In 2001 Telecom Italia entered into an arrangement whereby certain securities were transferred to an existing wholly owned entity, this entity was then partially sold after incurring non-recourse indebtedness. Under U.S. GAAP the transaction did not qualify for sale accounting, therefore at the end of 2003 an additional €191 million is still included in long-term debt.

Year ended December 31, 2002

Net Income, net of minority interests

Under Italian GAAP, the net loss for the year ended December 31, 2002 was €773 million, whereas under U.S. GAAP the result was net income of €1,956 million. In 2002, the €2,729 million improvement in net result from Italian to U.S. GAAP is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above that have resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2002 are described below:

•	The adoption of SFAS 142 decreased pre-tax loss by €524 million.

•	In 2000 Telecom Italia entered into a series of transactions whereby certain real estate assets were transferred to a related party and subsequently partially sold. Telecom Italia retained an interest in the vehicle that held the real estate assets and, concurrent with the transaction, entered into long-term leases for the assets. In 2002, those same assets, in conjunction with other real estate assets of the Telecom Italia Group, were again transferred through a complex series of contributions, acquisitions and disposals (collectively referred to as the “Tiglio” transactions). The result of the Tiglio transactions was that, under U.S. GAAP, the Telecom Italia Group was still considered to retain an interest in the underlying real estate assets. Therefore they failed the requirements under U.S. GAAP to recognize any gains on the sales and the Telecom Italia Group was not allowed, under U.S. GAAP, to deconsolidate the assets and liabilities associated with the Tiglio structuring. Under U.S. GAAP in 2002, the increase in pre-tax loss of €153 million is due to the reversal of the gain recognized in the underlying Italian GAAP financial statements for the Tiglio transactions, net of the continuing impact of the original real estate transaction in 2000.

•	Telecom Italia considers a certain amount of shares in its controlled subsidiaries to be “available for sale”, meaning that those shares are available to be sold on the open market when the proper conditions exist. These shares are accounted for in marketable securities at the lower of cost or market for Italian GAAP purposes. For purposes of U.S. GAAP, it is not possible to allocate a portion of the shares held in the consolidated subsidiary as marketable securities in the balance sheet, instead, all of the shares must be consolidated. The effect on the consolidation of the Telecom Italia Group is to decrease the net income attributable to minority interests and to decrease the associated minority interest liability on the U.S. GAAP balance sheet. In 2002, the minority interests allocation performed under Italian GAAP was decreased by €83 million pre-tax, representing the fact that the Telecom Italia Group actually holds a higher percentage of shares in the controlled subsidiary than is accounted for in the Italian GAAP consolidation, therefore the earnings allocated to the minority interest is less in the U.S. GAAP results.

•	U.S. GAAP requires that interest expense be capitalized on all qualified borrowings for assets under construction. Italian GAAP requires that interest expense only be capitalized on assets that have a specific borrowing. During 2002, the Group continued to maintain the UMTS licenses acquired between 2000 to 2002 in construction in progress while the supporting networks are implemented. Under U.S. GAAP, an additional €127 million in interest expense was capitalized as the financing costs associated with constructing these assets. Interest capitalization will cease on these assets when they are ready for use. The higher level of capitalized interest results in higher levels of depreciation charges in the future.

•	As described above, certain derivative instruments intended to hedge the economic risks of Telecom Italia’s high levels of debt do not satisfy the hedge accounting treatment required under U.S. GAAP. In 2002 the fair value of these derivative instruments increased net income by €319 million.

•	In 2002, for U.S. GAAP purposes, Olivetti (now Telecom Italia) took a tax only write-down of its existing investment in Old Telecom Italia, with a total tax benefit of €2,397 million being created. For Italian financial reporting purposes, this tax asset was reserved for €1,266 million as the recognition of the tax benefit was dependent upon, among other things, the Merger being consummated. For U.S. GAAP purposes, the tax asset was considered more likely than not to be recovered due to the use of the Merger as a tax planning strategy that could reasonably be considered to be consummated. Therefore, for U.S. GAAP purposes, the €2,397 million asset was fully recognized in 2002 net income, whereas for Italian GAAP it was recognized in part in 2002 and in part in 2003.

As a result of the sale of New SEAT in August 2003, the activities of New SEAT are treated as a discontinued operation for U.S. GAAP. During 2002 there were significant U.S. GAAP adjustments relating to New SEAT which are consolidated into the gross adjustment in the discontinued operation line of the U.S. GAAP reconciliation. The most significant of these adjustments included:

•	Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. Under U.S. GAAP, that transaction was considered the acquisition of a minority interest, and the entire agreement was accounted for in the 2000 U.S. GAAP financial statements. A significant portion of that acquisition was also written-off in the 2000 U.S. GAAP financial statements. In 2000 there was no accounting recognition for this agreement in the Italian GAAP financial statements. In the 2002 Italian GAAP financial statements, Telecom Italia accrued for an additional €1,942 million of the estimated amount of the put/call transaction, representing the estimated amount of the required future payment that will not be recoverable from the operations of SEAT. As the entire put/call financing, including the associated goodwill and impairment, had already been accounted for in the U.S. GAAP financial statements, the 2002 recognition of the same event in the underlying Italian GAAP financial statements requires that the 2002 recognition of the impairment be reversed, increasing U.S. GAAP net income.

•	In 2002, Telecom Italia recorded additional impairments to its SEAT investment. As discussed in the accompanying financial statements as of December 31, 2002, Telecom Italia reviewed the carrying value of its investment in the Internet and Media operating segment as of December 31, 2002. That analysis resulted in an additional impairment charge for U.S. GAAP of €1,808 million. This difference is due to the fact that, because a different basis of accounting under Italian and U.S. GAAP was used for the original acquisition of SEAT, the carrying values of the reporting units impaired in 2002 were different, therefore leading to different impairment amounts.

Stockholders’ Equity, net of minority interests

Stockholder’s equity under U.S. GAAP at December 31, 2002 was €15,224 million, compared to €11,640 million under Italian GAAP. The overall impact of the U.S. GAAP adjustments was a material increase in stockholders’ equity net of minority interests of €3,584 million, with the net increase due to certain material adjustments in certain line items of the U.S. GAAP condensed consolidated balance sheet.

Total assets as of December 31, 2002 under Italian GAAP were €83,384 million, compared to €92,911 million included in the U.S. GAAP balance sheet, an increase in total assets of €9,527 million. The difference can be attributed to the following:

•	at the end of 2002, there was a total of €31,065 million of goodwill recorded under U.S. GAAP, compared to €27,894 million for Italian GAAP, an increase of €3,171 million. The higher level of goodwill is primarily attributable to the differences in accounting principles related to accounting for acquisition transactions that involve share exchanges and the discontinuance of goodwill amortization for U.S. GAAP purposes. The most significant difference is attributable to the 1999 acquisition by Olivetti (now Telecom Italia) of its controlling stake in Old Telecom Italia;

•	net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 and Tiglio I and Tiglio II in 2002, which under U.S. GAAP have a book value of €1,907 million as of December 31, 2002, whereas under Italian GAAP these fixed assets are not recorded. Instead, the vehicles that own the assets and for which the Telecom Italia Group holds a minority interest stake are recognized on the equity basis of accounting; and

•	other various items including intangibles arising from purchase accounting under U.S. GAAP, capitalization of interest on tangible and intangible assets under construction and deferred tax assets.

Total liabilities as of December 31, 2002 under Italian GAAP were €62,760 million, compared to €68,314 million under U.S. GAAP. With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Total long-term debt increases from €33,804 million under Italian GAAP to €38,375 million under U.S. GAAP, due to the following items:

•	SEAT Put/Call Option Financing—pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase Group, in which J.P. Morgan Chase had a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia had a call option on approximately 660 million SEAT shares for the same price. The strike price was subsequently renegotiated to €3.40 per share. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP required Telecom Italia to record additional long-term debt of €2,417 million. Telecom Italia accrued €569 million of the obligation in 2001 which was paid in 2002 at its present value (€500 million), and €1,942 million in 2002. The amount accrued under Italian GAAP in 2002 is included under Other Liabilities in the accompanying financial statements, leaving an unrecognized liability of €475 million of the put/call transaction.

•	Sale of Real Estate to IM.SER and Tiglio Projects—In 2000 Telecom Italia transferred certain properties to a wholly owned subsidiary, IM.SER, after which Telecom Italia sold 60% of the shares to third party investors. After the sale of the majority stake in IM.SER, it subsequently borrowed €2,427 million and distributed the cash to the shareholders as an extraordinary dividend. Telecom Italia received, from both the divested equity ownership stake and the special dividend from IM.SER, approximately €2,700 million in cash receipts. Under Italian GAAP the Group recognized a gain on the partial sale of the ownership interest, removed the historical cost of the real estate from the balance sheet and IM.SER’s debt was not recognized. Telecom Italia subsequently leased the assets back from IM.SER. For purposes of U.S. GAAP, the continuing economic interest of the Group in IM.SER requires that the real estate remain on the consolidated balance sheet, along with the associated debt. In 2002, as discussed above, the Telecom Italia Group also entered into a series of transactions with related parties and affiliates whereby certain real estate assets were transferred in exchange for ownership interests in two new companies (Tiglio I and Tiglio II) and the right to share in future sales of real estate property (also referred to as the “Tiglio” transactions). Therefore, under U.S. GAAP, similar to IM.SER, the assets and debt associated with the Tiglio transactions must remain on the consolidated balance sheet of the Telecom Italia Group. The debt on the consolidated U.S. GAAP balance sheet at the end of 2002 for these transactions (IM.SER and Tiglio) was €2,366 million.

Year Ended December 31, 2001

Net Loss, net of minority interests

Under Italian GAAP, the net loss for the year ended December 31, 2001 was €3,090 million and under U.S. GAAP the net loss was €4,006 million. In 2001, the €916 million increase in net loss from Italian to U.S. GAAP is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above that resulted in certain material adjustments. A description of such transactions and accounting differences and their impact on 2001 are described below:

•	In 2001 the net effect of applying the purchase method of accounting relating to the acquisition of Old Telecom Italia resulted in an increase of the loss for U.S. GAAP reporting purposes of €483 million, principally as a result of higher amortization expense for U.S. GAAP purposes (where the purchase price allocation included also the identification of intangible assets in addition to goodwill). Under Italian GAAP all the excess of the purchase price was allocated to goodwill resulting in lower amortization expense.

•

In 2001 Telecom Italia sold certain non-core investments in satellite sector companies, transferring its equity interests to Mirror, a wholly owned company, at fair value. Mirror borrowed €217 million in non-recourse debt to acquire these assets. Subsequent to the transfer, Telecom Italia sold 70% of Mirror to a merchant bank for €233 million. For purposes of Italian GAAP the Company recognized a gain of €170 million, with no additional debt recorded on the balance sheet. For Italian GAAP purposes the remaining equity investment was impaired for €40 million at December 31, 2001. For purposes of U.S. GAAP, Mirror was deemed to be a non-qualified special purpose entity, therefore the accounts of Mirror were required to be consolidated within the Telecom Italia Group. The effects of consolidating Mirror into the Telecom Italia Group’s U.S. GAAP financial statements was to reverse the gain and the impairment recognized and increase the U.S. GAAP net loss by €130 million, and to place an additional €450 million in debt on the balance sheet, €217 million as bank debt and €233 million as additional minority interest.

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

As a result of the sale of New SEAT in August 2003, as noted above, the activities of New SEAT are treated as a discontinued operation and adjustments related to New SEAT are included in the gross adjustment under the discontinued operation line. The most significant of these adjustments included:

•	SEAT acquisition—In late 2000 and into 2001, SEAT acquired a significant number of companies using SEAT’s own shares as consideration. Under Italian GAAP there is no economic value assigned to the use of stock in a transaction, therefore the purchase price of these transactions on an Italian GAAP basis is considerably lower. For purposes of U.S. GAAP, these transactions have also been treated as acquisitions; however, the fair value of the consideration given is used as the basis to assign the purchase price to the fair value of the assets acquired and liabilities assumed. In general, higher levels of intangible assets, including goodwill, exist in these transactions. For U.S. GAAP purposes, SEAT added additional goodwill of €810 million in 2001 due to the use of its stock as the acquisition currency. In 2001, €184 million of this goodwill was amortized in the statement of operations.

•	In 2001, the Telecom Italia Group recorded €2,381 million in impairment charges under Italian GAAP. For purposes of U.S. GAAP, an additional €2,641 million in impairment charges were recorded, for a total charge of €5,022 million. For purposes of Italian GAAP the Telecom Italia Group used the fair value of the individual entities reviewed, with fair value generally being based on a discounted cash flow model. For purposes of U.S. GAAP, the process of reviewing assets for possible impairments requires the review of assets assuming the “lowest level of cash flows”. Therefore, for purposes of U.S. GAAP, the Telecom Italia Group was required to review certain assets for impairment at a lower level of analysis than that performed in the Italian GAAP review. Of the total charges under U.S. GAAP for impairment in 2001, €2,338 million was related to SEAT and SEAT subsidiaries. The remaining amount of the impairment charge is related to investments in Austria and Latin America.

•	Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. The U.S. GAAP treatment of the transaction is described above. In 2001, the Telecom Italia Group re-negotiated certain terms with the option holder, with an agreement to reduce the option put price. However, the Telecom Italia Group was still required to pay the difference in the strike price reduction to the holder. For purposes of Italian GAAP, an accrual of €569 million was made to record this portion of the obligation in 2001, with a comparable charge to the statement of operations. For purposes of U.S. GAAP, since the transaction is recorded as debt on the U.S. GAAP balance sheet and accounted for in the SEAT purchase accounting the charge is reversed under U.S. GAAP and reduces the U.S. GAAP loss by €569 million before tax.

Stockholders’ Equity, net of minority interests

Stockholders’ equity under U.S. GAAP at December 31, 2001 was €13,612 million, compared to €12,729 million under Italian GAAP. Although the overall impact on stockholders’ equity of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interests by only €883 million, certain adjustments were material and certain line items of the U.S. GAAP condensed consolidated balance sheet were materially impacted.

Total assets as of December 31, 2001 under Italian GAAP were €94,227 million, compared to €103,588 million on the U.S. GAAP balance sheet, an increase in total assets of €9,361 million. The difference can be attributed to three asset classes:

•	at the end of 2001, there was a total of €34,323 million in goodwill recorded under U.S. GAAP, compared to €31,887 million for Italian GAAP, an increase of €2,436 million. The higher level of goodwill is attributable to the continuing effects of both the SEAT acquisition and the subsequent acquisitions done by SEAT, generally using their stock as the acquisition consideration, as well as the residual amount of goodwill from the STET-Telecom Italia Merger;

•	net fixed assets on the U.S. GAAP balance sheet are higher due to the inclusion of the real estate transferred to IM.SER in 2000 which under U.S. GAAP have a book value of €2,202 million as of December 31, 2001; and

•	other intangibles arising from the purchase accounting under U.S. GAAP for €2,698 million.

With respect to liabilities, the material impact from the U.S. GAAP adjustments relates to long-term debt. Long-term debt increased from €37,747 million to €43,117 million, due to the following items:

•	SEAT Put/Call Option Financing—pursuant to the various transactions relating to the arrangements between Huit II and the J.P. Morgan Chase group, in which J.P. Morgan Chase had a put option to Telecom Italia for approximately 710 million SEAT shares at a price of €4.20 per share and Telecom Italia has a call option on approximately 660 million SEAT shares for the same price. U.S. GAAP considers this transaction as the acquisition financing of a minority equity interest. As a result, U.S. GAAP required Telecom Italia to record additional long-term debt of €2,985 million.

•	Sale of Real Estate to IM.SER—See a description of these transactions above under “Sale of Real Estate to IM.SER and Tiglio Projects”. As described above, for purposes of U.S. GAAP, the continuing economic interest of the Telecom Italia Group in IM.SER requires that the real estate remain in the consolidated balance sheet, along with the associated debt. The debt on the consolidated U.S. GAAP balance sheet at the end of 2001 for this transaction was €2,520 million.

As a result of the demerger and sale of New SEAT, the J.P. Morgan put and call arrangements were settled during 2003, so that the adjustments made during 2001 and 2002 were no longer required in 2003.

Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004 compared to March 31, 2003

The information in this section should be read in conjunction with the Telecom Italia Group’s consolidated financial statements, and the notes thereto, included elsewhere in this Annual Report.

The summary historical consolidated financial data for the Telecom Italia Group as of March 31, 2004, and for the three months ended March 31, 2004 and 2003, have been derived from unaudited interim consolidated financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the entire year.

	Three Months ended March 31,
	2003	2004
	(Unaudited) (millions of Euro)
Statement of Operations Data:
Operating revenues	7,291	7,418
Other income	69	58

Total revenues	7,360	7,476

Cost of materials	415	452
Salaries and social security contributions	1,115	1,033
Depreciation and amortization	1,653	1,590
Other external charges	2,813	2,813
Changes in inventories	(18)	(44)
Capitalized internal construction costs	(145)	(156)

Total operating expenses	5,833	5,688

Operating income	1,527	1,788

Financial income	288	292
Financial expense	(940)	(722)
of which writedowns and equity in losses in affiliated and other companies, net	(82)	(14)
Other income and expense, net	(7)	(14)

Income before income taxes and minority interests	868	1,344
Income taxes	(713)	(809)

Net income before minority interests	155	535
Minority interest	(552)	(258)

Net income (loss)	(397)	277

	As of December 31, 2003	As of March 31, 2004
		(Unaudited)
	(millions of Euro)
Balance Sheet Data:
Total current assets	22,498	22,082
Fixed assets, net	18,324	17,977
Intangible assets, net	33,853	33,474
Total assets	80,501	79,537
Short-term debt	10,613	6,863
Total current liabilities	23,373	19,222
Long-term debt	30,852	33,071
Total liabilities	59,912	58,358
Total stockholders’ equity before minority interest	16,092	16,390
Total stockholders’ equity	20,589	21,179

Business Unit Financial Data

The following table sets forth operating revenues, gross operating profit and operating income by Business Unit.

	Operating Revenues		Gross Operating Profit		Operating Income
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
	2003	2004	2003	2004	2003	2004
	(Unaudited) (millions of Euro)
Wireline(1)(2)	4,242	4,303	1,970	2,037	1,228	1,315
Mobile	2,616	2,937	1,262	1,425	897	955
South America(2)	291	264	106	101	41	37
Internet and Media(3)	345	149	47	3	(35)	(24)
IT Market	156	169	10	11	0	3
IT Group	229	225	11	15	(22)	(15)
Olivetti Tecnost	158	144	2	7	(5)	2
Other activities and elimination(2)(4)	(746)	(773)	(100)	(105)	(577)	(485)

Total	7,291	7,418	3,308	3,494	1,527	1,788

(1)	Starting from January 1, 2004, the company Telefonia Mobile Sanmarinese S.p.A., 51% owned by Intelcom San Marino, is consolidated on a line by line basis in the Wireline Business Unit.
(2)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in other activities. The data relating to the first quarter ended March 31, 2003 has been reclassified and presented consistent with the first quarter ended March 31, 2004 presentation. This represents a change in this reported segment compared to the South America segment as reported for the three years in the period ended December 31, 2003.
(3)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the figures related to the three months ended March 31, 2003 include the results of operations of New SEAT Group that was subsequently disposed of, as well as the results of operations of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(4)	The data refer to the activities managed by International Affairs Corporate Function, TILab, the centralized Group services and the staff functions, the financial companies, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

Telecom Italia Group Consolidated Results

For the three months ended March 31, 2004, our consolidated net income after minority interests was €277 million (€535 million before minority interests) compared to a loss of €397 million (income of €155 million before minority interests) for the first three months of 2003. Our consolidated net income (loss) for the three months ended March 31, 2003 would have been a loss of €88 million, attributing to Olivetti the minority interest in the result of the Old Telecom Italia, acquired following the merger of Old Telecom Italia into Olivetti.

The improvement in our consolidated net income (loss) (+ €674 million) was due to the following factors:

•	the increase in operating income (+ €261 million, of which €75 million is attributable to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice in September 2003);

•	the reduction in financial expense, net of €222 million; and

•	the lower minority interests in earnings of €294 million due to the Merger.

These factors were offset in part by higher income taxes of €96 million.

Our consolidated operating revenues for the three months ended March 31, 2004 were €7,418 million, an increase of €127 million or 1.7% compared to the same period in 2003. Excluding the negative effects of exchange rate fluctuations (€10 million) and changes to the consolidation area (€231 million, of which €185 million related to the sale of New SEAT from the Internet and Media Business Unit which occurred in August 2003), organic growth reached 5.2% (an increase of €368 million). Organic growth of consolidated operating revenues reflected:

•	a significant increase in the revenues of the Mobile Business Unit (+€326 million), which were driven by the domestic market (voice traffic and value-added services) and by the South-American market;

•	an increase in the revenues of the Wireline Business Unit (+€42 million), which was achieved due to the effective management of the core telephone services market and the growth in innovative business segments such as Broadband, innovative data transmission and data and Web VAS for the business clientele;

•	an increase in the revenues of the IT Market Business Unit (+€23 million) and Internet and Media (+€23 million); and

•	a decrease in the revenues of wireline/integrated companies in South America (-€35 million), mainly due to the Entel Chile Group).

As of March 31, 2004, Telecom Italia had 26.4 million domestic subscriber fixed lines, including ISDN equivalent lines (compared to 26.6 million as of December 31, 2003 and 27.1 million as of March 31, 2003). As of March 31, 2004, TIM had 26.0 million domestic mobile lines in Italy (substantially in line with those as of December 31, 2003; as of March 31, 2003, TIM had 25.7 million domestic mobile lines).

Our consolidated Gross Operating Profit, as calculated below, was €3,494 million for the three months ended March 31, 2004 compared to €3,308 million for the three months ended March 31, 2003 (please see table below), an increase of €186 million or 5.6%. In the three months ended March 31, 2004, gross operating profit was positively impacted, other than by the increase in consolidated operating revenues, by the lower costs of personnel (a decrease of €82 million, from €1,115 million in the three months ended March 31, 2003 to €1,033 million in the three months ended March 31, 2004) and the cancellation of the TLC license fee (€66 million in the three months ended March 31, 2003).

As Gross Operating Profit includes certain financial statement items and excludes others, it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the statement of operation items included in calculating Gross Operating Profit:

	Three Months ended March 31,
	2003	2004
	(Unaudited) (millions of Euro)
Operating income	1,527	1,788
Depreciation and Amortization	1,653	1,590
Other external charges:
• Provision for bad debts	75	51
• Write-downs of fixed assets and intangibles	—	1
• Provision for risks	32	12
• Other provisions and operating charges	83	106
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(62)	(54)

Gross Operating Profit	3,308	3,494

We believe that Gross Operating Profit (as calculated above) provides the best indication of our operating performance and is meaningful information for investors. In addition, we also believe (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group.

Excluding the charges for the TLC license fee (€66 million) recorded in the three months ended March 31, 2003, Gross Operating Profit increased by €120 million or 3.6%. Moreover, excluding the negative effects of exchange rate fluctuations (€4 million) and changes to the consolidation area (€46 million, mainly due to the disposal of the New SEAT) organic growth of Gross Operating Profit was 5.1% (an increase of €170 million) and arose principally from the Mobile Business Unit (+€138 million) and the Wireline Business Unit (+€28 million).

Gross operating margin was 47.1% in the three months ended March 31, 2004 compared to 45.4% in the three months ended March 31, 2003 (46.3% excluding from the first quarter of 2003 the charges for the TLC license fee).

Our consolidated operating income amounted to €1,788 million for the three months ended March 31, 2004 compared to €1,527 million for the three months ended March 31, 2003 (an increase of €261 million or 17.1%).

Excluding the charges for the TLC license fee (€75 million, which includes a provision for the reserves for risks and charges of €9 million) recorded in the three months ended March 31, 2003, operating income increased by €186 million or 11.6%. Organic growth was €184 million or 11.5%.

The increase in operating income was largely due to the decrease of €63 million in depreciation and amortization (from €1,653 million in the three months ended March 31, 2003 to €1,590 million in the three months ended March 31, 2004) principally as a result of the following factors:

•	the decrease of €106 million in amortization of goodwill (from €492 million in the three months ended March 31, 2003 to €386 million in the three months ended March 31, 2004), mainly due to the disposal of New SEAT and the write-downs of goodwill made in 2003;

•	the increase in amortization and depreciation of fixed intangible (other than goodwill) and tangible assets of €43 million (from €1,161 million in the three months ended March 31, 2003 to €1,204 million in the three months ended March 31, 2004), of which €34 million relates to the amortization of the UMTS license by TIM S.p.A..

As a percentage of operating revenues, operating income was 24.1% in the three months ended March 31, 2004 compared to 20.9% in the three months ended March 31, 2003 (22.0% excluding from the first quarter of 2003 the charges for the TLC license fee).

Total financial income and expense, net decreased by €222 million or 34.0%, from a net expense of €652 million in the three months ended March 31, 2003 to a net expense of €430 million in the three months ended March 31, 2004, mainly as a result of the following:

•	a decrease in interest expense mainly due to the reduction in the level of interest rates as well as to the lower average borrowings outstanding during the three months ended March 31, 2004, partially offset by the excess of losses on foreign exchange over the positive effect of the monetary correction incurred by Digitel;

•	the reduction in net write-downs and equity in losses in affiliated and other companies of €68 million (from €82 million in the three months ended March 31, 2003 to €14 million in the three months ended March 31, 2004);

•	the gain of €62 million arising from the sale in January 2004 of the residual stake (14.78%) held by the Group in Telekom Austria.

Our gross debt decreased by €1,531 million, from €41,465 million at December 31, 2003 to €39,934 million at March 31, 2004 and our net financial debt decreased by €2,560 million, from €33,346 million as of December 31, 2003 to €30,786 million as of March 31, 2004. See the reconciliation of gross debt and net financial debt below. Net financial debt decreased mainly as a result of the followings:

•	cash flow from operating activities was higher than capital expenditures (€826 million) and other investing activities (€36 million) totaling €862 million (€860 million in the three months ended March 31, 2003);

•	proceeds from the sale of tangible and intangible assets and other investing activities of €100 million.

•	net proceeds from the sale of Telekom Austria of €768 million.

Net financial debt is determined as follows:

	As of December 31, 2003	As of March 31, 2004
		(Unaudited)
	(millions of Euro)
Short-term debt, including current portion of long-term debt	10,613	6,863
Long-term debt	30,852	33,071

Gross Debt	41,465	39,934
Cash and cash equivalents:
• Bank and postal accounts	(4,870)	(7,514)
• Cash and valuables on hand	(7)	(6)
• Receivables for securities held under reverse repurchase agreements	(60)	(12)
• Marketable debt securities	(2,719)	(1,456)
Financial accounts receivable (included under “Receivables” and “Other Current Assets”)	(826)	(446)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (long-term)	(307)	(265)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (short-term)	670	551

Net Financial Debt(1)	33,346	30,786

(1)	Net financial debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although net financial debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Therefore, we believe it is useful information for investors to receive and is consistent with how we present ourselves to the analyst community.

The portion of gross financial debt due beyond twelve months rose from 74% at December 31, 2003 to 83% at March 31, 2004. On March 31, 2004, short-term debt included €5,878 million as current portion of long-term debt (€9,289 million at December 31, 2003). See, however, “––Liquidity and Capital Resources––Capital Resources.”

In the first quarter of 2004, we repaid notes with a total principal amount of €3,225 millions, as follows:

•	on January 1, 2004, €1,331 million principal amount of convertible notes 2001-2004 issued by Telecom Italia S.p.A.;

•	on March 19, 2004, €385 million principal amount of convertible notes 2002-2004 issued by Olivetti Finance N.V. with the guarantee by Telecom Italia S.p.A.;

•	on March 22, 2004, €1,500 million principal amount of notes issued by Telecom Italia S.p.A., originally maturing on June 21, 2005, repaid in advance, at par, in accordance with the terms of the notes;

•	€9 million principal amount of notes 2002-2022 issued by Telecom Italia S.p.A. and reserved for subscription by employees (at March 31, 2004, the residual amount was €206 million).

On March 26, 2004, €850 million principal amount of notes were cancelled by Olivetti Finance N.V. after their buy-back:

•	€650 million principal amount of notes that are part of the Olivetti Finance N.V. S.A. (originally Olivetti International Finance N.V.)—€4,200 million Notes (1999-2004) with a fixed annual 5 3/8% coupon +0.45% step-up maturing in July 2004. As a result of this cancellation, notes in the principal amount of €3,550 million remain outstanding;

•	Olivetti Finance N.V. S.A.—€200 million principal amount of notes (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005. As a result of this transaction none of these notes remain outstanding.

The Program, also continued for trade accounts receivable generated by the services rendered to residential customers of Telecom Italia S.p.A.. The securitization and the factoring arrangements led to an improvement in consolidated net financial debt as of March 31, 2004 of €833 million (€1,201 million as of December 31, 2003).

As of March 31, 2004, the Telecom Italia Group had 93,036 employees, a decrease of 151 units compared to December 31, 2003. The fall is due to the changes to the area of consolidation (a decrease of 455 units, of which 188 units relating to the sale of CIPI by Internet and Media and 257 units as a result of the outsourcing of the “Document management” activities by Telecom Italia and Emsa Servizi) partially offset by increased hiring in the operating businesses (an increase of 304 units).

Business Units

The following discussion relates to our principal Business Units as they were organized in the first quarter of 2004.

In particular, on March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the “delocalized” Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile Business Units—with their present corporate organizational structure—are nevertheless responsible for the results of the subsidiaries in Latin America under their control.

As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in other activities.

Wireline

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Three Months ended March 31,
Wireline	2003(1)	2004(1)
	(millions of Euro, except percentages and employees)

Gross operating revenues	4,242	4,303

Gross operating profit	1,970	2,037

% of gross operating revenues	46.4	47.3

Operating income	1,228	1,315

% of gross operating revenues	28.9	30.6

Number of employees at period-end	(2) 50,766	51,025

(1)	The three months ended March 31, 2003 financial and other data have been reclassified and presented consistent with the three months ended March 31, 2004 presentation.
(2)	Number of employees at December 31, 2003.

Wireline gross operating revenues for the three months ended March 31, 2004 were €4,303 million, an increase of €61 million or 1.4% compared to €4,242 million for the three months ended March 31, 2003; organic growth was 1% (+€42 million). This increase was achieved mainly due to effective support of the core telephony market and to significant continuing growth of the broadband markets, innovative data services and value-added services.

In particular, Retail Internet revenues increased by €69 million or 39.9% (from €173 million in the three months ended March 31, 2003 to €242 million in the three months ended March 31, 2004), mainly achieved through the ADSL Alice and Smart offers (an increase of €76 million or 155%). Data Business revenues increased by €5 million or 1.4% (from €370 million in the three months ended March 31, 2003 to €375 million in the three months ended March 31, 2004). The growth in these revenues has been driven by innovative data services (+€25 million or 21.0% compared to the three months ended March 31, 2003) which offset the decrease in the revenues from traditional Data services and Leased Lines, that are subject to regulated prices and to the effect of migration to innovative services.

In addition, the success and growth of new value-added service packages (Tutto 4* and Chat SMS), which rose to 589,000 units at March 31, 2004, contributed—together with a stable market share on traffic—to stabilizing revenues in the Retail Telephone segment. With regard to the Internet segment, broadband accesses at March 31, 2004 rose to 2,800,000, of which 2,575,000 are attributable to the domestic market, with an increase of 535,000 accesses in the three months ended March 31, 2004 (+114% compared to March 31, 2003). Accesses in the European markets of Germany, France and The Netherlands totaled 225,000 and increased by 65,000 accesses compared to December 31, 2003.

Gross operating profit increased by €67 million or 3.4% from €1,970 million in the three months ended March 31, 2003 to €2,037 million in the three months ended March 31, 2004 (excluding the charges for the TLC license fee recorded in the three months ended March 31, 2003 of €37 million, gross operating profit increased by 1.5%).

Gross operating margin was 47.3% in the three months ended March 31, 2004 and remained substantially stable with respect to the corresponding period of the previous year (excluding the charges for the TLC license fee). Gross operating margin benefitted also from the reductions in personnel costs.

Operating income improved by €87 million or 7.1% from €1,228 million in the three months ended March 31, 2003 to €1,315 million in the three months ended March 31, 2004 (excluding the charges for the TLC license fee recorded in the three months ended March 31, 2003, operating income increased by 3.2%). Operating income was also positively impacted by lower levels of depreciation and amortization and provision for bad debts.

As of March 31, 2004, the Wireline Business Unit had 51,025 employees, an increase of 259 units compared to December 31, 2003.

Mobile (TIM group)

The following table sets forth, for the periods indicated, certain financial and other data for the Mobile Business Unit.

	Three Months ended March 31,
Mobile	2003	2004
	(millions of Euro, except percentages and employees)

Gross operating revenues	2,616	2,937

Gross operating profit	1,262	1,425

% of gross operating revenues	48.2	48.5

Operating income	897	955

% of gross operating revenues	34.3	32.5

Number of employees at period-end	(1)18,888	18,936

(1)	Number of employees at December 31, 2003.

TIM group gross operating revenues for the three months ended March 31, 2004 were €2,937 million, an increase of €321 million or 12.3% compared to €2,616 million for the three months ended March 31, 2003. Excluding the negative effects of exchange rate fluctuations, growth was €326 million or 12.5%. Part of this increase was attributable to the international operations and in particular to the development of mobile activities in Brazil.

Consolidated Gross Operating Profit increased by €163 million or 12.9% from €1,262 million for the three months ended March 31, 2003 to €1,425 million for the three months ended March 31, 2004. Excluding the effects of exchange rate fluctuations and the charges related to the TLC license fee of €29 million recorded in the three months ended March 31, 2003, organic growth reached 10.7%. The improvement in gross operating profit was attributable principally to positive performance in Italy, offset in part by the negative impact of the Brazilian companies in the start-up phase.

Gross operating margin was 48.5% in the three months ended March 31, 2004 (49.4% in the three months ended March 31, 2003, determined by excluding the charges related to the TLC license fee).

TIM group operating income for the three months ended March 31, 2004 increased by €58 million or 6.5% from €897 million in the three months ended March 31, 2003 to €955 million in the three months ended March 31, 2004; organic growth was 3.0%. Consolidated operating margin was 32.5% in the three months ended March 31, 2004 (35.4% in three months ended March 31, 2003, determined by excluding the charges related to the TLC license fee). The lower operating margin is mainly due to the start in January 2004 of amortization of the UMTS license of TIM S.p.A.. Consolidated operating income for the first quarter of 2004 was adversely affected by this larger amortization amount of €34 million.

As of March 31, 2004, the TIM Group had a total of 47.6 million mobile lines, not including Telecom Italia Group mobile lines, an increase of 7.0% compared to December 31, 2003 (a total of 44.5 million mobile lines). The Brazilian mobile lines as of March 31, 2004, totaled 9.1 million (of which 3.5 million were GSM lines), an increase of approximately 800,000 mobile lines compared to the end of 2003.

As of March 31, 2004, the Mobile Business Unit had 18,936 employees, an increase of 48 units compared to December 31, 2003.

For TIM, operating revenues for the three months ended March 31, 2004 were €2,303 million, an increase of €154 million or 7.2% over the three months ended March 31, 2003. The growth in operating revenues is due not only to the positive trend in traffic revenues, totaling €1,718 million and up 3.3% compared to the first quarter of 2003 (€1,663 million) but also to the significant contribution made by the growth in revenues from value-added services. The operating revenues from VAS amounted to €299 million, a 28.3% increase compared to the first quarter of 2003; in the first quarter of 2004 the ratio of operating revenues from VAS to total service revenues was 13.4% compared to 11.1% in the first quarter of 2003.

TIM Gross Operating Profit for the three months ended March 31, 2004 was €1,289 million, a 13.5% increase compared to the first three months of 2003 (€1,136 million). Excluding the charges related to the TLC license fee recorded in the three months ended March 31, 2003 (€29 million), the growth in Gross Operating Profit reached 10.6%.

TIM operating income amounted to €1,004 million and increased by €124 million or 14.1% compared to the first quarter of 2003 (€880 million). Excluding the charges related to the TLC license fee recorded in the three months ended March 31, 2003, growth in operating income was 10.5%.

South America (Chile and Bolivia)

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group and Entel Bolivia group.

	Three Months ended March 31,
South America (Chile and Bolivia)	2003(1)	2004(1)
	(millions of Euro, except percentages and employees)
Gross operating revenues	291	264

Gross operating profit	106	101

% of gross operating revenues	36.4	38.3

Operating income	41	37

% of gross operating revenues	14.1	14.0

Number of employees at period-end	(2) 4,953	4,981

(1)	The data relating to the first quarter ended March 31, 2003 has been reclassified and presented consistent with the first quarter ended March 31, 2004 presentation.
(2)	Number of employees at December 31, 2003.

South America gross operating revenues for the three months ended March 31, 2004 were €264 million, a decrease of €27 million or 9.3% compared to €291 million for the three months ended March 31, 2003. The decrease in gross operating revenues was mainly attributable to the reduction in the revenues of the wireline telecommunications services of the Entel Chile Group. The exchange rate fluctuations had a positive impact of approximately €8 million (a positive effect of €16 million for Chilean Peso partly offset by a negative effect of €8 million for the Boliviano). Excluding this effect, €35 million or a 12% of decrease would have been recorded.

Gross operating profit decreased by €5 million or 4.7% from €106 million in the three months ended March 31, 2003 to €101 million in the three months ended March 31, 2004. Excluding the positive effects of exchange rate fluctuations (€2 million), organic decrease was €7 million, or 6.6%.

Gross operating margin increased from 36.4% in the three months ended March 31, 2003 to 38.3% in the three months ended March 31, 2004.

Operating income decreased by €4 million or 9.8% from €41 million in the three months ended March 31, 2003 to €37 million in three months ended March 31, 2004. The positive impact due to exchange rate fluctuations was €2 million.

The following table sets forth, for the periods indicated, certain financial data on a stand alone basis for Entel Chile group and Entel Bolivia group for wireline and mobile phone services.

	Three Months ended March 31,
South America	2003				2004
	(millions of Euro, except percentages)
	Wireline	Mobile	Elimination	Total	Wireline	Mobile	Elimination	Total
Gross operating revenues	199	123	(31)	291	169	129	(34)	264

Gross operating profit	51	55	—	106	47	54	—	101

% of gross operating revenues	25.6	44.7	—	36.4	27.8	41.9	—	38.3

Operating income	9	32	—	41	6	31	—	37

% of gross operating revenues	4.5	26.0	—	14.1	3.6	24.0	—	14.0

Internet and Media (Telecom Italia Media Group)

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media Business Unit. In order to allow a better understanding of the results of the businesses managed by the business unit, the figures for the first quarter of 2003 are presented on an historical and pro forma basis, taking into account both the Seat spin-off and the changes in the scope of consolidation.

	Three Months ended March 31,
Internet and Media (Telecom Italia Media Group)	2003(1)	2003 Pro Forma (2)	2004
	(millions of Euro, except percentages and employees)

Gross operating revenues	345	126	149

Gross operating profit	47	(2)	3

% of gross operating revenues	13.6	(1.6)	2.2

Operating loss	(35)	(29)	(24)

% of gross operating revenues	(10.1)	(23.4)	(15.9)

Number of employees at year-end	2,029 (3)	2,029 (3)	1,882

(1)	First quarter 2003 historical financial and other data.
(2)	The pro forma first quarter 2003 financial and other data have been prepared to be consistent with the 2004 scope of consolidation and taking into account the Seat Spin-off.
(3)	Number of employees at December 31, 2003.

The gross operating revenues for the three months ended March 31, 2004 were €148.5 million, an increase of €22.8 million or 18.1% compared to €125.7 million for the pro forma three months ended March 31, 2003.

The organic growth was mainly influenced by the performance of the Internet business area, which recorded a 32.1% increase in operating revenues and the Television business area, which recorded a 23.7% increase in operating revenues.

In particular gross operating revenues are analyzed as follows:

•	the Internet business area made the largest contribution to growth with the related revenues increasing by 32.2% from €56.8 million for the pro forma three months ended March 31, 2003 to €75.1 million for the three months ended March 31, 2004. Such increase was due to the positive trend in use of the portal Virgilio and the Internet activities, and to the improvement of operating revenues related to ADSL products;

•	revenues from the Television business area were €26.4 million for the three months ended March 31, 2004 compared to €21.3 million for the pro forma three months ended March 31, 2003, an increase of €5.1 million or 23.9% evidencing the success of the program schedule of the two stations which is attracting larger numbers of viewers;

•	revenues from the Office Products and Services business area were €38.2 million for the three months ended March 31, 2004 and remained substantially stable with respect to the pro forma amounts of the corresponding period of the previous year.

Gross operating profit was €3.2 million in the three months ended March 31, 2004 compared to a gross operating loss of €2.0 million in the pro forma three months ended March 31, 2003, an increase of €5.2 million. The improvement was mainly due to the above mentioned increase in operating revenues.

Operating loss decreased by €5.8 million or 19.7% from €29.4 million in the pro forma three months ended March 31, 2003 to €23.6 million in three months ended March 31, 2004.

As of March 31, 2004, Internet and Media had 1,882 employees, with a reduction of 147 units compared to December 31, 2003.

Information Technology Market

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Market Business Unit.

	Three Months ended March 31,
	2003(1)	2003 Pro Forma (2)	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	156	146	169

Gross operating profit	10	11	11

% of gross operating revenues	6.4	7.5	6.5

Operating income	—	1	3

% of gross operating revenues	—	0.7	1.8

Number of employees at year-end	(3) 4,827	(3) 4,827	4,806

(1)	Historical financial and other data.
(2)	The pro forma first quarter 2003 financial and other data has been prepared to be consistent with the 2004 scope of consolidation. As a result of this, NETikos Group, Domus Academy and Finsiel’s “Enterprise” business segment, which were sold during 2003, have been excluded.
(3)	Number of employees at December 31, 2003.

Gross operating revenues for the three months ended March 31, 2004 were €169 million, an increase of €23 million or 15.8% compared to €146 million for the pro forma three months ended March 31, 2003. The growth was mainly attributable to the increase in the revenues of TSF (Tele Sistemi Ferroviari), Agrisian and of Finsiel.

Gross operating profit amounted to €11 million in the three months ended March 31, 2004 and remained unchanged with respect to the pro forma amounts of the corresponding period of the previous year. However, gross operating margin decreased from 7.5% in the pro forma three months ended March 31, 2003 to 6.5% in the three months ended March 31, 2004.

Operating income increased by €2 million from €1 million in the pro forma three months ended March 31, 2003 to €3 million in three months ended March 31, 2004. This increase was principally attributable to Finsiel and TSF.

As of March 31, 2004, the Information Technology Market Business Unit had 4,806 employees, with a reduction of 21 units compared to December 31, 2003.

Information Technology Group

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group.

	Three Months ended March 31,
Information Technology Group	2003	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	229	225

Gross operating profit	11	15

% of gross operating revenues	4.8	6.7

Operating loss	(22)	(15)

% of gross operating revenues	(9.6)	(6.7)

Number of employees at period-end	(1) 4,107	4,053

(1)	Number of employees at December 31, 2003.

Gross operating revenues for the three months ended March 31, 2004 were €225 million, a decrease of €4 million or 1.7% compared to €229 million for the three months ended March 31, 2003.

Gross operating profit increased by €4 million or 36.4% from €11 million in the three months ended March 31, 2003 to €15 million in the three months ended March 31, 2004. This improvement was principally due to the increase in the value of production (+€20 million) arising from the advancement of development activities for Corporate and Wireline, partially offset by an increase of €12 million in operating expenses.

Gross operating margin increased from 4.8% in the three months ended March 31, 2003 to 6.7% in the three months ended March 31, 2004.

Operating loss decreased by €7 million from a loss of €22 million in the three months ended March 31, 2003 to a loss of €15 million in three months ended March 31, 2004.

As of March 31, 2004, the Information Technology Group had 4,053 employees, with a reduction of 54 units compared to December 31, 2003.

Olivetti Tecnost Group

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Tecnost Business Unit.

	Three Months ended March 31,
Olivetti Tecnost Group	2003	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	158	144

Gross operating profit	2	7

% of gross operating revenues	1.3	4.9

Operating income (loss)	(5)	2

% of gross operating revenues	(3.2)	1.4

Number of employees at period-end	(1) 2,395	2,346

(1)	Number of employees at December 31, 2003.

Gross operating revenues for the three months ended March 31, 2004 were €144 million, a decrease of €14 million or 8.9% compared to €158 million for the three months ended March 31, 2003. Excluding the effect of exchange rate fluctuations and changes in the scope of consolidation (referring in particular to the termination of activities in Latin America), organic growth was 3.6% (an increase of €5 million).

Gross operating profit increased by €5 million from €2 million in the three months ended March 31, 2003 to €7 million in the three months ended March 31, 2004, principally due to the restructuring operations implemented during 2003 which resulted in a decrease in overheads. As a result, gross operating margin increased from 1.3% in the three months ended March 31, 2003 to 4.9% in the three months ended March 31, 2004.

Operating loss in the three months ended March 31, 2003 was €5 million compared with an operating income of €2 million in the three months ended March 31, 2004.

As of March 31, 2004, the Olivetti Tecnost Business Unit had 2,346 employees, with a reduction of 49 units compared to December 31, 2003.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risk” contains forward-looking statements which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events and trends which may not prove to be accurate. The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact and consequences of the Merger;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on our international business focused on Latin America and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our 2004-2006 Industrial Plan;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS networks and services and to realize the benefits of our investment in UMTS licenses and related capital expenditures;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The following discussion should be read in conjunction with the “Summary of Accounting Polices” in the Notes to the Consolidated Financial Statements and in conjunction with Note 29 of Notes to the Consolidated Financial Statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of business, the financial position of the Telecom Italia Group is subject to interest rate and foreign exchange rate risks. These market risks principally relate to the Telecom Italia Group’s outstanding debt and non-Euro denominated assets and liabilities. The Telecom Italia Group uses derivatives mainly for the management of its debt positions, primarly interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency and interest rate swaps (CCIRS) and currency forwards to convert various currency loans—mainly in U.S. dollars—into the functional currencies of the various subsidiaries. The following discussion is based on the amounts of indebtedness as derived from our Italian GAAP financial statements. See Note 29 of Notes to the Consolidated Financial Statements for a further discussion of items which, for purposes of U.S. GAAP, are considered to be debt.

Debt Policy

The Telecom Italia Group’s debt used to support the financing of its domestic and international businesses contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, the Telecom Italia Group’s policy is to utilize both floating rate and fixed rate with a different range of maturities. The Telecom Italia Group’s policy is intended to optimize the cost of funding/risk exposure mix, utilizing as providers of funds domestic and international capital markets and supranational agencies such as the European Investment Bank. The Telecom Italia Group policies address the use of financial derivatives, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and obtain more favorable terms from the counterparts. In addition, Telecom Italia has a centralized treasury that provides assistance to its subsidiaries worldwide and usually operates as the Telecom Italia Group’s main banker, allocating resources according to needs. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt (including current portion) payable in each year through 2008 and thereafter.

	2004	2005	2006	2007	2008	Thereafter	As of December 31, 2003 Total	As of December 31, 2002 Total
	(millions of Euro)
Fixed Rate Debt	3,801	1,640	5,824	3,155	518	11,050	25,988	28,922
Floating Rate Debt	5,488	368	673	390	2,123	5,111	14,153	8,332

Total	9,289	2,008	6,497	3,545	2,641	16,161	40,141	37,254

As of December 31, 2003, the fair value of such outstanding debt amounted to approximately €42,689 million. The financial debt’s market value is estimated on the basis of the present value as of December 31, 2003 of the future cash flows.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt) and the average interest rate, broken down into fixed and floating.

	Year ended December 31,
	2003	2004	2005	2006	2007	2008	Thereafter
	(millions of Euro, except for percentages)
Long-Term Fixed Rate Debt	20,995	19,920	14,698	11,547	11,032	8,171	5,338
Average Fixed Rate	4.95%	4.77%	4.18%	5.01%	5.06%	4.78%	5.13%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	1,162	600	—	—	—	—	—
Average Swapped into Fixed Rate	3.01%	3.50%	—	—	—	—	—
Average Total Fixed Rate	4.85%	4.73%	4.18%	5.01%	5.06%	4.78%	5.13%
Floating Rate Debt	8,567	8,218	7,561	7,186	5,074	4,063	4,041

Total Long-Term Debt	30,724	28,738	22,259	18,733	16,106	12,234	9,379

As of December 31, 2003, approximately 86% of the Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder, €4,459 million, was denominated in foreign currencies primarily US dollars, Pound Sterling, Brazilian Reais, Chilean Peso and Japanese Yen. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2003, approximately 35% of the long-term debt carried a floating rate.

Market Risk Policy

The Telecom Italia Group’s policies regarding market risk consists of the following:

•	the Centralized Treasury determines the maximum level of interest rate and foreign exchange rate risk to which the Telecom Italia Group should be exposed. An internal committee meets on a regular basis to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, supplies financial services and actively supports the Telecom Italia Group subsidiaries according to their requirements and local circumstances;

•	the Telecom Italia Group uses derivative financial instruments to manage these financial market risks, and has established polices to handle and mitigate the adverse effects of these exposures; and

•	the Telecom Italia Group continually evaluates the credit quality of counterparties to minimize the risk of non-performance. The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

Financial Instruments

Interest Rate and Foreign Exchange Risk Management

The Telecom Italia Group seeks to minimize market risk of its operating and financing activities and according to the evaluation of its exposures, selectively enters into derivatives instruments. Since Telecom Italia’s corporate objective is pursued through its commercial operations, meaning the sale of telecommunications and media services, unwanted foreign exchange and interest rate exposures are normally hedged, provided the risks would affect Telecom Italia’s cash flows.

The Telecom Italia Group is exposed to market risks arising from changes in interest rates, primarily in the Euro zone, in the United States and in Latin America. The Telecom Italia Group defines the optimal mixture of fixed and floating-rate debt in each currency and enters into financial derivatives to adjust the risk profile to the defined target mixture. Interest rate swaps IRS and IRO are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate notes, bonds and bank loans. The Telecom Italia Group uses CCIRS and foreign currency forwards to convert foreign currency loans—mainly in US dollars and Euro—into the functional currencies of the various subsidiaries. As a result of these hedge activities, the Telecom Italia Group as of December 31, 2003 was not subject to any material foreign exchange risk in its financial debt nor in its commercial operations.

To determine the market value of the financial derivatives, the Telecom Italia Group uses various pricing models. The market value of interest rate swaps and of cross currency and interest rate swaps reflects the difference between the fixed rate to be paid/received and the interest rate (having the same expiry date as the swap) assessed on the basis of the market environment on the evaluation date. The market value of the cross currency and interest rate swaps depends also on the difference between the reference foreign exchange rate on the trade date and the foreign exchange rate on the valuation date.

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

Derivative instruments on debt positions

The following tables give a description of the Telecom Italia Group financial derivative contracts outstanding as of December 31, 2003 to manage the debt positions. The notional amount is net of compounded derivatives. Whenever a derivative is set up on another derivative, the notional amount is reported once and the net effect of the two compounded derivatives is considered. The notional amount of closed or maturing transactions (i.e.: transactions for which cash flows are certain) is not reported since cash flows are not at risk any longer. However the mark to market valuation includes the contribution of the above mentioned transactions.

	Notional amount/ Capital exchanged at 12/31/2003	Market value of derivatives at 12/31/2003 (a)	Market value of underlying debt positions at 12/31/2003 (b)	Market value of debt including related derivatives at 12/31/2003 (c)=(b-a)	Market value of derivatives at 12/31/2002
	(millions of Euro)
Interest rate swaps and interest rate options	9,665	(16)	9,884	9,900	120
Cross-currency and interest rate swaps and Currency forward	4,217	(349)	4,063	4,412	38

Total	13,882	(365)	13,947	14,312	158

As of December 31, 2003, derivative instruments on debt positions, are classified as follows by maturity:

	2004	2005	2006	2007	2008	Thereafter	Total	Market value of underlying debt positions at 12/31/2003
	(millions of Euro)
Derivatives on Debt Positions	2,710	843	1,234	1,300	1,100	6,695	13,882	13,947

The following tables set forth a description of the Telecom Italia Group financial derivative contracts outstanding as of December 31, 2003 used to hedge debt positions.

Interest rate swaps and interest rate options

At December 31, 2003, the Telecom Italia Group companies had IRS and IRO contracts relating to financial liabilities recorded in the financial statements, for total principal equal to the notional principal amount of €9,665 million. Details of such contracts are set forth in the table below. References to “CHF” are to Swiss Francs.

	Maturities
Interest Rate Derivatives	2004	2005	2006	2007	2008	Thereafter	Total	Mark to Market
	(millions of Euro)
Euro Interest Rate Swaps
Receive variable, pay fixed
Amount	1	12	300				313	-2
Average pay rate	4.25%	4.71%	2.87%
Average receive rate	Euribor 3 M	Euribor 3 M	3m Euribor
Euro Interest Rate Swaps
Receive variable, pay variable
Amount	69	121	132				322	2
Average pay rate	6m Euribor + 24 bp	6m Euribor - 3 bp	6m Euribor - 2 bp
Average receive rate	Rendiob, Euribor (1)	Rendiob, Bot, Rendistato(1)	Rendiob, Bot, Rendistato(1)
Euro Interest Rate Swaps
Receive fixed, pay fixed
Amount						500	500
Average pay rate						4.75% until Feb. 2004; 4.71% thereafter
Average receive rate						5%(2)
Amount						1,000	1,000
Average pay rate						5.73%(3)
Average receive rate						6.12%
Amount						500	500
Average pay rate						2.65%(4)
Average receive rate						5%(5)
Amount						500	500
Average pay rate						6.06%(6)
Average receive rate						7.25%(7)
Amount						250	250
Average pay rate						4.33% until Feb. 2004; thereafter 4.08%(8).
Average receive rate						5%(9)

Sub-total						2,750	2,750	19
CHF Interest Rate Swaps
Receive fixed, pay variable
Amount						64	64	-6
Average pay rate						6m CHF Libor + 230 bp.
Average receive rate						5.62%
Euro Interest Rate Swaps
Receive fixed, pay variable
Amount	1,500			450		750	2,700
Average pay rate	2Y Euro swap in arrears + 178 bp			3 m Euribor + 362 bp (10)		CMS 2 Y Euro in arrears + 115.22 bp (11).
Average receive rate	5.37%			6.5%		6.12%
Amount						250	250
Average pay rate						6m Euribor in arrears + 240.5 bp(12).
Average receive rate						6.57%(13)
Amount	500						500
Average pay rate	3m Euribor in arrears + 159.3 bp (14)
Average receive rate	5.37%

Sub-total	2,000			450		1,000	3,450	11

	Maturities
Interest Rate Derivatives	2004	2005	2006	2007	2008	Thereafter	Total	Mark to Market
	(millions of Euro)
Quanto Swaps
Amount	200	500	600	350			1,650	-30
Average pay rate	2Y Usd CMS in arrears + 99 bp	2Y Usd CMS in arrears (15)	6m USD Libor + 94.5 bp (16)	6 m USD Libor in arr. + 331.6 bp (17)
Average receive rate	5.37%	3m Euribor	3m Euribor	6.5% for each week in which 10Y $CMS>3.5%
USD—Euro Quanto Spread Option
Amount			200	500			700	-8
Average pay rate			3m Euribor + 59.5 bp (19).	5.19% (18)
Average receive rate			3m Euribor + 125bp	6.5% (20)
CHF—Euro Quanto Spread Option
Amount					250		250	3
Average pay rate					min (2*12m CHF arr., 12m Eur arr).
Average receive rate					5.87%
USD Interest Rate Swaps Receive variable, pay fixed
Amount		107					107	-4
Average pay rate		5.0%
Average receive rate		USD Libor
USD Interest Rate Collar
Amount		59					59	-1
Average cap strike rate (purchased)		7.1%
Average floor strike rate (sold)		4.0%

Total	2,270	799	1,232	1,300	250	3,814	9,665	-16

(1)	Rolint, Robot, Rendint and Rendibot are customary domestic Italian measures for medium/long-term debt.
(2)	With the additional sale of a cap at 7.10% on the six month Libor in USD effective from August 2007.
(3)	Sale of a cap at 7.75% starting July 2007; sale of a floor at 3.25% starting July 2007.
(4)	Starting February, 2005 the quarterly fixed rate (2.65%) could be replaced by the 3M Libor set in arrears whenever the latter exceeds 7%.
(5)	Starting February, 2006: 5.00% for each week in which 5Y Euro Swap > 1Y Eur Swap.
(6)	On € 100 million 5.48% until April 2006 and thereafter 5.48% if 3m USD Libor <= 8% otherwise 3m USD Libor + 40.63 bp.
(7)	Starting April 2005 7.25% accruing for each week in which 10Y CMS >= 2Y CMS.
(8)	Alternatively, 3m GBP Libor in arrears -63.8 bp if 3m GBP Libor in arrears <= 7%.
(9)	Starting February, 2005: 5% for each week in which (5Y USD CMS—5Y GBP CMS)<100 bp.
(10)	5.78% until January 2004, 5.86% until July 2004.
(11)	Purchase of a cap at 5.29% set in arrears semiannually; sale of a cap at 7.75% on the 2Y USD swap rate set in arrears semiannually starting July 2005; sale of a floor with an annual rising rate from 3.25% to 4.25% set in arrears semiannually starting July 2004.
(12)	5.638% until Jan. 2004; 6 m Euribor + 263 bp from Jan. 2004 to Jul. 2004; purchase of a cap on 6 m Euribor at 4.15%; sale of a cap on 6 m USD Libor at 7.70%; sale of a floor on 6 m Euribor with an annual rising rate from 2.5% to 3.5%.
(13)	Starting July 2005 6.575% for each week in which 5Y CMS > 1Y CMS.
(14)	Sale of a floor for € 450 million at 3.25%.
(15)	3,53% up to March, 2004.
(16)	Starting January 2004 6 m USD Libor + 53.925 bp; purchase of a digital cap triggered when the semiannual rate in USD set in arrears is higher than 3.75%; sale of a cap at 4.25% on the semiannual rate in USD set in arrears; sale of a floor on the semiannual rate in USD set in arrears and with annual rising interest rates.
(17)	5.61% until April 2004.
(18)	Starting April 2004, the higher between 6 m Euribor in arrears and 6 m USD Libor in arrears, + 216.32 bp.
(19)	Starting January 2004, the higher between 12 m Euribor in arrears and 12 m USD Libor in arrears, + 52.5 bp.
(20)	Starting April 2004 6.5% for each week in which 10Y $ CMS > 3.5%.

Cross-currency and interest rate swaps and Currency forward

At December 31, 2003, the Telecom Italia Group companies had CCIRS and Currency Forward contracts relating to financial liabilities recorded in the financial statements, for total principal equal to a notional principal amount of €4,217 million. Details of such contracts are set forth in the table below. References to “JPY” are to Japenese Yen, “BRL” to Brazilian Reais, “CLP” to Chilean Pesos, and “PEN” to Peruvian Nuevo Sol.

	Maturities
Foreign Exchange Derivatives	2004		2005		2006		2007	2008	Thereafter		Total	Mark to Market
	(millions of Euro)
CCIRS
Receive fixed USD, pay variable Euro
Amount								851			851	-63
Average pay rate								3m Euribor +52.9 bp
Average receive rate								4.0%
CCIRS
Receive fixed USD, pay fixed Euro
Amount									2,558		2,558	-233
Average pay rate									5.4%
Average receive pay									5.6%
CCIRS
Receive dual currency (fixed USD rate, JPY principal at maturity), pay fixed Euro(2)
Amount									174		174	-20
Average pay rate									6.08	%(1)
Average receive rate									5.0%
CCIRS
Receive fixed Yen, pay variable Euro(2)
Amount									148		148	6
Average pay rate									6m Euribor + 224 bp
Average receive rate									3.6%
CCIRS
Receive variable GBP, pay variable Euro
Amount	79										79	-6
Average pay rate	3m Euribor + 11 bp
Average receive rate	3m GBP Libor +10 bp
CCIRS
Receive fixed USD, pay variable BRL
Amount	51		17		2						70	3
Average pay rate	CDI	(3)	CDI	(3)	CDI	(3)
Average receive rate	exchange rate variation + spread		exchange rate variation + spread		exchange rate variation + spread
Currency Forwards Buy USD, Sell CLP
Amount	151										151	-12
Average Contractual Exchange Rate	649
Currency Forwards Buy USD, Sell UF(4)
Amount	118		10								128	-22
Average Contractual Exchange Rate	0.042		0.042
Currency Forwards Buy USD, Sell PEN
Amount	41		17								58	-2
Average Contractual Exchange Rate	3.5		3.5

Total	440		44		2		0	851	2,880		4,217	-349

(1)	6.13% until October, 2004.
(2)	The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing.
(3)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2003 this rate was around 16.27%.
(4)	The UF (Unidad de Fomento) is the customary domestic Chilean measure of interest rates linked to the inflation rate.

Derivative instruments on financial assets and on short-term treasury operations

The Telecom Italia Group also entered into derivative contracts to manage the interest rate and foreign currency risk on its financial assets (bonds, bonds bought back and intercompany loans) and on short-term treasury operations for a principal amount of approximately €1,529 million.

Description	Equivalent notional amount (millions of euro)
Currency Forward transactions finalized by Olivetti International S.A.	294
Currency Forward transactions finalized by Olivetti Finance N.V. (on bonds of Japanese yen 20 billion 2002/2032)	162
Currency Forward transactions finalized by Telecom Italia Finance S.A.	190
Currency Forward transactions finalized by Telecom Italia S.p.A.	241
Currency Forward transactions finalized by TIM S.p.A.	7
IRS and Currency Forward transactions finalized by Telecom Italia Finance, Olivetti Finance N.V. and Olivetti International S.A.	635

Total	1,529

The market value of derivatives on financial assets and short-term treasury operations as of December 31, 2003 was a net realized loss of approximately €13 million compared to a net realized gain of €53 million as of December 31, 2002. Such market value has been measured by discounting at December 31, 2003, for each transaction, the product between (i) the amount purchased/sold and (ii) the difference between the contractual exchange rate and the forward exchange rate as of December 31, 2003 having the same maturity date.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The following are the members of the Board of Directors of Telecom Italia as of June 1, 2004. All of them were elected at the Telecom Italia shareholders’ meeting held on May 6, 2004 for a three-year term, which will expire at the annual shareholders meeting to be called to approve the Company’s financial statements for the year ended December 31, 2006. At the May 6, 2004 shareholders’ meeting the number of directors was set at 19.

Name	Age	Position	Appointed
Marco Tronchetti Provera	56	Chairman(1)	2004
Gilberto Benetton	62	Deputy Chairman(1)	2004

Carlo Orazio Buora	58	Managing Director(1)	2004
Riccardo Ruggiero	43	Managing Director—General Manager(2)	2004
Paolo Baratta(3)	64	Director	2004
John Robert Sotheby Boas(3)	67	Director	2004
Giovanni Consorte	56	Director	2004
Domenico De Sole(3)	60	Director	2004
Francesco Denozza(3)	56	Director	2004
Luigi Fausti(3)	74	Director	2004
Guido Ferrarini(3)	53	Director	2004
Jean Paul Fitoussi(3)	62	Director	2004
Gianni Mion	60	Director	2004
Massimo Moratti	58	Director	2004
Marco Onado(3)	63	Director	2004
Renato Pagliaro	47	Director	2004
Pasquale Pistorio(3)	68	Director	2004
Carlo Alessandro Puri Negri	51	Director	2004
Luigi Roth(3)	63	Director	2004

(1)	Appointed by the Board of Directors on May 6, 2004.
(2)	Appointed as General Manager by the Board of Directors on August 4, 2003. Appointed as Managing Director by the Board of Directors on May 6, 2004.
(3)	Independent Director. For details on the criteria applied to determine independence, see “Item 10. Additional Information—Corporate Governance—Board of Directors—Independent Directors”.

As of June 1, 2004, the Secretary of the Board of Directors was Francesco Chiappetta.

According to article 13 of the Bylaws, the Board set up two committees from among its members: the Internal Control and Corporate Governance Committee and the Remuneration Committee. Both these committees are charged with giving advice and making proposals to the Board as a whole.

The members of the Internal Control and Corporate Governance Committee are Guido Ferrarini, Francesco Denozza, Domenico De Sole and Marco Onado.

The members of the Remuneration Committee are Luigi Fausti, Pasquale Pistorio and Paolo Baratta.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors, see “Item 10. Additional Information—Corporate Governance”.

Biographical Data

The following are the selected biographical data of the Directors.

Marco Tronchetti Provera:    Marco Tronchetti Provera was born in Milan, in 1948. Mr. Tronchetti Provera has been Telecom Italia Chairman since September 27, 2001. Mr. Tronchetti Provera began his career in 1973 working in the family maritime transport business and establishing a financial holding company. In 1986 he joined the Pirelli Group, a world leader in the production of tyres, energy and telecommunications infrastructure. In 1992 he took over responsibility for operations. Mr. Tronchetti is also Chairman of Pirelli & C. S.p.A., of Olimpia S.p.A. and of Camfin S.p.A., Deputy Chairman of Confindustria, a Director of Luigi Bocconi University, of Teatro alla Scala Foundation, Chairman of the Council for Relations between Italy and the United States, of the Silvio Tronchetti Provera Foundation, member of the European Round Table of Industrialists, of the Italian Group of the Trilateral Commission, of the International Advisory Board of Allianz, of the

International Council of J.P. Morgan, of the New York Stock Exchange European Advisory Committee and of the Assonime Steering Committee.

Gilberto Benetton:    Gilberto Benetton was born in Treviso, in 1941. Mr. Benetton has been Telecom Italia Deputy Chairman since September 27, 2001. He began his activity in 1965 with his brothers Giuliana, Luciano and Carlo. The Benetton Group is now active in 120 countries in the world. Mr. Benetton is also Deputy Chairman of Olimpia S.p.A, Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione s.a.p.a., Verde Sport S.p.A., Vice Chairman of Fondazione Benetton, Director of Benetton Group S.p.A., Area Nord Concessionaria di Pubblicità, Banca Antonveneta, Pirelli S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Sep S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Autostrade S.p.A., Beni Stabili S.p.A., and Abertis Infraestructuras S.A..

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, in 1946. Mr. Buora has been Chief Executive Officer of Telecom Italia since November 7, 2001, and currently is Chairman of TIM S.p.A. He is also Managing Director of Pirelli & C. S.p.A. He began working in finance with the BNL Group. Afterwards he became head of Finance and Administration at Merloni Finanziaria and Chief Financial Officer at Snia Viscosa. In 1984 he joined the Fiat Group. In 1989 he was appointed Deputy General Manager of Telettra and subsequently General Manager of the Benetton Group, a position he held until 1991. In November 1991 he joined the Pirelli Group as central manager for finance and administration and was appointed General Manager in 1992. In 1999 he became a general partner of Pirelli & C. S.a.p.a. and in 2001 was appointed Managing Director of Pirelli & C. S.p.A. Mr. Buora is also a Director of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of RCS Mediagroup S.p.A., of Ras S.p.A., and of Mediobanca S.p.A. Mr. Buora has been Deputy Chairman of F.C. Internazionale S.p.A. since January 2004.

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, Italy, in 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed Managing Director. He began his career in 1986 as sales manager of Fininvest S.p.A. Between 1988 and 1990 he was sales and marketing manager of the Italian branch of AT&T. In 1990 he joined the Olivetti Group, where he held various positions: in 1992 he was appointed Vice President of Organizzazione Oliservice, with responsibility for international clients and the commercial development of telecommunications services worldwide, and in 1994 of Olivetti Telemedia, with responsibility for commercial development and market expansion. In 1996 he was appointed managing director of Infostrada S.p.A. (with responsibility for the market, infrastructure and personnel functions) and was later appointed Managing Director of Italia On Line. In July 2001, Mr. Ruggiero joined the Telecom Italia Group as Head of the Telecom France Business Unit, with the brief of managing and developing Group business on the French market through the company’s participating interests.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli Studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and Minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Venice Biennale. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Comitato Venezia Internazionale, the Centro per la Proprietà Intellettuale di Venezia and the Fondazione Lorenzo Valla. He is also a Director of Banca Finmat Euroamerica, Svimez-Roma, the Fondo per l’Ambiente Italiano (FAI) and the Istituto per gli Studi Storici in Naples.

John Robert Sotheby Boas:    John Robert Sotheby Boas was born in London in 1937. Mr. Boas has been Director of Telecom Italia since May 6, 2004. He joined Price Waterhouse & Co. in 1964 as a chartered accountant. From 1965-66 he worked for ICI in the Overseas Treasurer’s Department and in 1966 he moved to SGWarburg & Co., where he was concerned with mergers and acquisitions, IPOs and bond issues. He was appointed Director in 1971 and Deputy Chairman in 1990. During the 1990s he worked on developing the company’s business in continental Europe, with specific responsibility for Italy. Following the acquisition of SGWarburg by Swiss Bank Corporation, he was Managing Director of SBC Warburg until he retired in 1997. He continued to act as a consultant for UBS Warburg until April 30, 2004. At present he is a non-executive Director of Invesco Continental Smaller Companies Trust PLC.

Giovanni Consorte:    Giovanni Consorte was born in Chieti, in 1948. Mr. Consorte has been Director of Telecom Italia since August 4, 2003. He began working in 1973 with the Montedison Group in the analysis, budget and investment control field. In 1976 he was hired by the Cooperatives League, where he coordinated projects for reorganization and change management at consumer cooperatives and the development of new business initiatives. In 1979 he joined the Planning, Organization and Control Department of Unipol Assicurazioni S.p.A. Where he was promoted from manager to central manager and subsequently to general manager. He was subsequently appointed Deputy Chairman and Managing Director and, in July 1996, Chairman and Managing Director. In addition to the positions of Chairman and Managing Director of Unipol Assicurazioni and Finsoe S.p.A., he is Deputy Chairman and Managing Director of Unipol Banca S.p.A. and Unipol Merchant Banca per le Imprese, Chairman of MeieAurora S.p.A., Deputy Chairman of Winterthur Assicurazioni S.p.A., Winterthur Vita S.p.A. and Hopa S.p.A.; he is also a Director of Carisbo S.p.A., Snia S.p.A., Sorin Group, Euresa Holding S.p.A. and—as from 2003—Telecom Italia. Mr. Consorte is a member of the Executive Committee of A.N.I.A. (the Italian Association of Insurance Companies), the Management and Board of the Lega Nazionale Cooperative e Mutue, and the Scientific Committee of Nomisma. He is also a member of the General Council of Assonime (the Association for Italy’s Limited Liability Companies) and a Director of the Ramazzini European Foundation.

Domenico De Sole:    Domenico De Sole was born in Rome in 1944. Mr. De Sole has been Director of Telecom Italia since May 6, 2004. In 1970 he moved to the United States, where he became a partner with the law firm Patton, Boggs & Blow. In 1984 he joined the Gucci Group as Chief Executive Officer of Gucci America Inc. and in 1995 he became head of operations for the entire Gucci Group as President and Chief Executive Officer of Gucci Group NV until April 2004. During this period Gucci Group was listed on the New York and Amsterdam stock exchanges (1995), beat off a hostile takeover bid (1999), acquired Yves Saint Laurent, Sanofi Beauté and Sergio Rossi in 1999, Boucheron, Alexander McQueen and Bedat & Co in 2000 and Bottega Veneta, Stella McCartney and Balenciaga in 2001. Mr. De Sole is a Director of Procter & Gamble (member of Audit and Governance and Nominating Committees) and Bausch & Lomb (member of Audit and Management Committees). He is a member of the Advisory Board of the Harvard Law School.

Francesco Denozza:    Francesco Denozza was born in Turin, in 1946. Mr. Denozza has been Director of Telecom Italia since November 7, 2001. Mr. Denozza is also Professor of Commercial Law at the University of Milan, lawyer and Co-editor of the legal review “Giurisprudenza Commerciale”. Mr. Denozza is author of several publications.

Luigi Fausti:    Luigi Fausti was born in Ancona, in 1929. Mr. Fausti has been Director of Telecom Italia since November 7, 2001. He is also Director of MONRIF S.p.A., of Poligrafici Editoriale S.p.A. di Bologna and Chairman of Patrimonio Immobiliare dello Stato S.p.A. Mr. Fausti began his career in 1947 in Banca Commerciale Italiana where he was Executive Officer and General Director of several branches and in 1990 he became Chief Executive Officer of the bank, in 1994 Vice-Chairman and Chief Executive Officer, in 1997 Chairman and in 1999 Honorary Chairman. He received an “honoris causa” economics degree from Naples University.

Guido Ferrarini:    Guido A. Ferrarini was born in Genoa in 1950. Mr. Ferrarini has been Director of Telecom Italia since June 12, 2001. Mr. Ferrarini is also Director of Autostrade S.p.A. and Deputy Chairman of the European Corporate Governance Institute, Bruxelles. He is professor of Financial Markets Law at the University of Genova School of Law, Director of Center of Law and Finance, legal expert and lawyer, Member of Board of Trustees IASC Foundation of London, Advisor of the Corporate Governance Committee of Borsa Italiana S.p.A., Chairman of TLX S.p.A. (a new Italian investment exchange), Co-director of Rivista delle Società (Giuffrè) and honorary professor of University College School of Law, London. Mr. Ferrarini is the author of several publications.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in la Goulette (Tunisia) in 1942. Mr. Fitoussi has been Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as an assistant professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analysis. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE and serves on the scientific committee of the Revue Française d’Economie, the editorial board of Labour and of The International Journal of Development Planning Literature, and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As president of the OFCE and founder of its International Economic Policy Group (of which he is a member alongside Anthony Atkinson, Olivier Blanchard, John Flemming, Edmond Malinvaud, Edmund Phelps and Robert Solow), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition.

Gianni Mion:    Gianni Mion was born in Vó, a town near Padua, in 1943. Mr. Mion has been Director of Telecom Italia since November 7, 2001. He is currently Vice President of TIM S.p.A., Director of Telecom Italia Media S.p.A. and Olimpia, Chief Executive Officer of Edizione Holding S.p.A., Director of Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti, Autostrade S.p.A., Sagat S.p.A., and Banca Antonveneta S.p.A. Mr. Mion is also a Registered Auditor.

Massimo Moratti:    Massimo Moratti was born in Boscochiesanuova, a town near Verona, in 1945. Mr. Moratti has been Director of Telecom Italia since November 7, 2001. He is also Director of Angelo Moratti—di Gianmarco e Massimo Moratti & C. S.a.p.a., Chief Executive Officer of Saras S.p.A. Raffinerie Sarde, Chairman of Sarint S.A., Director of Interbanca S.p.A., and of Pirelli S.p.A..

Marco Onado:    Marco Onado was born in Milan in 1941. Mr. Onado has been Director of Telecom Italia since May 6, 2004. He was a professor at the University of Modena from 1972 to 1984, then at the University of Bologna until 2001. Currently he teaches at Bocconi University. He has been a Visiting Professor at the University College of North Wales and Brown University in Providence, Rhode Island. From 1993 to 1998 he was a CONSOB Commissioner and in this capacity he was a member of the Draghi Committee for the reform of company law and of the Euro Committee. He also participated in the work of the International Organization of Securities Commissions (IOSCO). He was also a member of the Preda Committee, which drafted the Code of Conduct for listed companies in 2000 and the updated version in 2002. He is a member of the Società Italiana degli Economisti, the Scientific Committee of the Ente per gli Studi Monetari, Bancari e Finanziari Luigi Einaudi, and Prometeia—Associazione per le Previsione Econometriche. He also sits on the editorial board of several specialized reviews and is a columnist for the financial newspaper “Il Sole 24 Ore”. During his career he has been a director of various financial institutions. At present he is a member of the Council of the Consiglio Nazionale dell’Economia e del Lavoro (CNEL), designated by the President of the Republic.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been Director of Telecom Italia since May 6, 2004. A registered auditor, in 1981 he joined Mediobanca—Banca di Credito Finanziario S.p.A., where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca. Mr. Pagliaro is a Director and member of the Executive Committee of RCS Mediagroup S.p.A. and Compass S.p.A. He is also a Director of Ferrari S.p.A., SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A.. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l..

Pasquale Pistorio:    Pasquale Pistorio was born in Agira, Enna Province, in 1936. Mr. Pistorio has been Director of Telecom Italia since May 6, 2004. Mr. Pistorio graduated in Electronic Engineering, with a specialization in electronics from the Polytechnic Institute of Turin in 1963. He began his career as a salesman and in 1967 he joined Motorola in Italy, rising through the ranks to become Director of International Marketing in 1977. Based in Phoenix, Arizona, he was appointed Vice President of Motorola Corporation and in 1978 he was promoted to General Manager of Motorola’s International Semiconductor Division, responsible for the design, manufacturing and marketing activities for all regions outside of the United States. In July 1980 Mr. Pistorio returned to Italy to become President and Chief Executive Officer of the SGS Group, Italy’s only microelectronics company. His success in transforming the company into a profitable, versatile maker of semiconductors led the SGS Group in May 1987 to its merger with Thomson Seminconducteur to form SGS-Thomson Microelectronics. As President and Chief Executive Officer of the new company, Mr. Pistorio was responsible for developing a diversified portfolio of products concentrated on high-growth applications and creating a global network of strategic alliances. The company was listed on the New York and Paris stock exchanges in December 1994 and in Milan in June 1998. He currently serves on the board of MEDEA+, the European programme for advanced technological research that is the successor to MEDEA (Microelectronics for

European Applications), and of JESSI (Joint European Sub-micron Silicon Initiative). Mr. Pistorio has been an ardent environmentalist throughout his career: his advocacy of the social responsibility of business also extends to his efforts against the Digital Divide. As a member of the Information and Communications Task Force created by the United Nations, he is helping to develop proposals to draw firms’ attention and resources to meeting this new global challenge.

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, in 1952. Mr. Puri Negri has been Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A., Grandi Stazioni S.p.A., Olimpia S.p.A. and Permasteelisa S.p.A.. He is Deputy Chairman and Chief Executive Officer of Pirelli & C. Real Estate S.p.A., Deputy Chairman of Camfin S.p.A. and Pirelli & C. S.p.A. and is Chairman of Pirelli & C. Ambiente S.p.A. Since 2003 Mr. Puri Negri has been a Director of Istituto Europeo di Oncologia S.r.l. and a member of Real Estate Int. Advisory Board of Harvard University. He is also Director and Executive Committee member of Capitalia S.p.A..

Luigi Roth:    Luigi Roth was born in Milan in 1940. Mr. Roth has been Director of Telecom Italia since May 6, 2004. He began his career with various tasks in the Pirelli Group, which he left to join Metropolitana Milanese as head of the Planning Department. From 1980 onwards he ran a number of medium-sized firms in the manufacturing and property sectors as General Manager or Managing Director. From 1986 until 1993 he was Managing Director of Finanziaria Ernesto Breda S.p.A. and then, until 2001, Chairman and Managing Director of Breda Costruzioni Ferroviarie S.p.A. In addition, from 1996 to 1998 he was also Chairman of Società Ferrovie Nord Milano S.p.A. and Società Ferrovie Nord Milano Esercizio S.p.A. From May 1998 to December 2000, Mr. Roth was also managing director of Ansaldo Trasporti S.p.A. and set up the Transport Sector of Finmeccanica S.p.A. In January 2001 he became Chairman of the Milan Fair Foundation, which controls Fiera Milano S.p.A. and Sviluppo Sistema Fiera. He is Chairman of CartaFacile S.p.A., Deputy Chairman of Cassa Depositi e Prestiti S.p.A. and Director of IntesaBCI Gestione Crediti S.p.A., Banca BMB S.p.A. and Bocconi University in Milan.

Executive Officers

As of May 31, 2004, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Marco Tronchetti Provera	56	Executive Chairman (1)	2001
Carlo Orazio Buora	58	Managing Director (1)	2001
Riccardo Ruggiero	43	Managing Director (1) General Manager of Telecom Italia Head of Wireline Business Unit	2002 2002 2001
Giuseppe Sala	46	General Manager of Telecom Italia	2003

Central Functions:
Gustavo Bracco	56	Head of Human Resources	2001
Enrico Parazzini	60	Head of Finance, Administration and Control	2001
Francesco Chiappetta	43	General Counsel	2002
Germanio Spreafico	51	Head of Purchasing	2001

Business Units:
Enrico Parazzini	60	Head of Internet and Media Business Unit Managing Director of Telecom Italia Media	2003 2003
Marco De Benedetti	41	Head of Mobile Business Unit Managing Director of TIM	1999 1999
Giuseppe Nino Tronchetti Provera (2)	36	Head of Information Technology Market Business Unit Deputy Chairman of Finsiel	2002 2002

(1)	Confirmed in the office by the Board of Directors on May 6, 2004.

(2)	As of June 1, 2004 Salvatore Pinto took over as Head of the Information Technology Market Business Unit.

The following are the selected biographical data of the executive officers, other than Directors:

For the biographical data of Mr. Ruggiero please see above under “—Directors”.

Gustavo Bracco:    Mr. Bracco was born in Turin, Italy, on May 18, 1948. On October 1, 2001, he became Head of Telecom Italia Group Human Resources. Mr. Bracco began his career at Fiat in 1972, working for the

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

Francesco Chiappetta:    Mr. Chiappetta was born in Rome, Italy, on September 13, 1960. Mr. Chiappetta was appointed Telecom Italia S.p.A General Counsel on August 1, 2002. He is also the Secretary to the Telecom Italia Board of Directors. Mr. Chiappetta began his career in 1983 at CONSOB, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian corporations, with responsibility for company law and capital market. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2003 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he his also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe).

Marco De Benedetti:    Mr. De Benedetti was born in Turin, Italy on September 9, 1962. On July 2, 1999 he was appointed TIM Chief Executive Officer. Mr. De Benedetti began his career with the marketing department of Procter & Gamble. From 1987 to 1989, he worked in Merger and Acquisitions for Wasserstein, Perella & Co., a New York merchant bank. He joined Olivetti in 1990 as assistant to the Chief Executive Officer of Olivetti System & Networks. He was later promoted to Marketing and Services Manager. In December 1992, he was appointed General Manager of Olivetti Portugal. In September 1994, he became Chief Executive Officer of Olivetti Telemedia, subsequently also taking on the chairman’s role. In October 1996, he was named Chairman of Infostrada. In 1997, he was appointed Chief Executive Officer. Since March 1998 he has served as Olivetti Group Central Manager for Telecommunications Strategies. Mr. De Benedetti is also Chairman of TIM Brasil Serviços e Partecipaçoes S.A., Director of TIM International N.V., TT & TIM, Iletisim Hizmetleri A.S., Telecom Italia America Latina S.A., and also Director of Cofide S.p.A..

Enrico Parazzini:    Mr. Parazzini was born in Milan, Italy, on March 18, 1944. He became Head of Telecom Italia Group Finance, Administration and Control on October 1, 2001. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. In 1970, he joined Honeywell Information Systems Italia. Over the next 20 years he was promoted through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986, and Chief Financial Officer from 1987 to 1990. In 1991, after Honeywell sold its business to the Bull Group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took active part in the process of group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration, Group Acquisitions and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr. Parazzini is currently Managing Director of Telecom Italia Media, Chairman of Telecom Italia International, Holding Media e Comunicazione, LA 7 Televisioni, MTV Italia, Matrix, Webfin – Finanziaria Web and Board member of TM news, TI Latam, Finsiel, TI Audit, Italtel Holding, Italtel. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan.

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

Germanio Spreafico:    Mr. Spreafico was born in Lecco, Italy on September 20, 1952. He was appointed Head of Telecom Italia Group Purchasing on October 1, 2001. He began his career in 1977 at the Pirelli Financial Division, where he worked for 10 years, during which time he was promoted through various positions in domestic and international finance and ultimately took charge of Italian market financial operations. Subsequent to this he moved to the Cable sector, initially as Chief Financial Officer of the Italian company, before taking on the same role for the French company. In 1997, he became Chief Financial Officer of the Group Cable Industry Holding Company, where he also took on the position of Chief Purchasing Officer. At the present time, Mr. Spreafico is Chairman of Telenergia S.r.l., Consorzio Energia, and Deputy Chairman of Pirelli Cavi & Sistemi S.p.A., the holding company for the Pirelli Group Cable division, of which he was Head of Administration and Control and, from February 2000, Head of Purchasing.

Giuseppe Tronchetti Provera:    Mr. Tronchetti Provera was born in Rome, Italy, on April 3, 1968. He has been head of the Telecom Italia Group Information Technology Market Business Unit since January 15, 2002 until June 1, 2004. Mr. Tronchetti Provera began his career at McKinsey & Company, where for five years he worked as a Senior Management Consultant at a number of offices across Europe, working in industries such as air transport, energy, mobile telephony, steel, television media and insurance. In 1997, he founded Cam Tecnologie, of which he is Deputy Chairman. The company develops technologies and products for the Energy Industry and the Environment. He is also Director of Camfin S.p.A.. Since 1999, he has served as Deputy Chairman of the Kyoto Club. He sits on the boards of Malgara Chiari & Forti S.p.A. and MCC Capitalia. He is currently Board member of Banksiel, Insiel and, since November 2003, Olivetti Tecnost S.p.A., where he is in charge of several strategic projects such as the re-launching of the I-Jet Division and enhancing the value of the brand name. In February 2003 he was appointed President of the Rome District of Audiovisuals and ICT.

Board of Auditors

The following table lists the members of the Telecom Italia Board of Auditors, as of May 21, 2004, including the Alternate Auditors, with their respective positions and year of appointment. The current Telecom Italia Board of Auditors was appointed by the Olivetti General Meeting on May 26, 2003.

Name	Position	Appointed
Ferdinando SUPERTI FURGA	Chairman	2003
Rosalba CASIRAGHI(1)	Auditor	2003
Paolo GOLIA(1)(2)	Auditor	2003
Salvatore SPINIELLO	Auditor	2003
Gianfranco ZANDA(3)	Auditor	2003
Enrico LAGHI	Alternate Auditor	2003
Enrico Maria BIGNAMI(1)(2)	Alternate Auditor	2003

(1)	Elected by minority shareholders.
(2)	Reappointed in 2003; member of the Board of Auditors since 2000.
(3)	Reappointed in 2003; member of the Board of Auditors since 1997.

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Ferdinando Superti Furga	Director of Ipi S.p.A. and Risanamento S.p.A.; member of the Board of Auditors of Arnoldo Mondadori Editore S.p.A. and Edison S.p.A.

Rosalba Casiraghi	—

Paolo Golia	—

Salvatore Spiniello	Director of Fondiaria Sai S.p.A.; Chairman of the Board of Auditors of Immobiliare Lombarda S.p.A.; member of the Board of Auditors of Edison S.p.A.

Gianfranco Zanda	Member of the Board of Auditors of Tim S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10. Additional Information—Corporate Governance”.

External Auditors

According to Italian law, the Shareholders’ Meeting held on May 6, 2004 appointed Reconta Ernst & Young as the audit firm of the Company, taking into consideration the favorable opinion of the Board of Auditors.

Italian audit principles require that, in cases of corporate groups, the audit firm of the parent company should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation of the financial statements in their entirety. In addition, the specific procedure set forth by the Company (the Group Procedure for the

Appointment of External Auditors) provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in conferral of appointments by subsidiaries for mandatory auditing.

As a result, as of May 6, 2004 the Ernst & Young audit network has been selected—according to applicable rules and procedures—as the only audit firm for all of the companies of the Telecom Italia Group.

Employees

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2003 by Business Unit:

	Number of employees at end of period
	2002	2003
Wireline	53,935	50,766
Mobile	18,702	18,888
South America(1)	5,461	5,049
Internet & Media	7,715	2,029
IT Market	5,506	4,827
IT Group	5,039	4,107
Olivetti Tecnost	4,527	2,395
Other Activities	5,735	5,126

Consolidated Total	106,620	93,187

(1)	The data refers to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the Business Segment South America of Telecom Italia.

As of December 31, 2003, the Telecom Italia Group employed 93,187 persons. Compared to December 31, 2002 total employment was lower by 13,433 units, due to turnover which reduced personnel by 4,604 units and changes in the scope of consolidation which reduced personnel by 8,829 units. The reductions attributable to the change in the scope of consolidation were mainly due to:

•	the disposals in the Internet and Media Business Unit (a total decrease of 5,686 units, 5,402 units of which related to the disposal of New Seat);

•	the disposals in the Olivetti Tecnost Business Unit (a total decrease of 2,132 units, of which 1,266 units relating to the sale of a factory in Mexico and 474 units relating to the closing of operations in Latin America);

•	the sale of Netikos (207 units), included in IT Market Business Unit;

•	the sale of TE.SS (404 units), included in Other Activities;

•	the outsourcing of the logistics business segment of the Wireline Business Unit (337 units), the facility’s activities of Olivetti Multiservices (208 units in Other Activities), the Information Technology activities of the Desktop Management (582 units in IT Group and 22 units in IT Market) and Corporate Solutions (380 units in IT Group and 21 units in Olivetti Tecnost).

Such decrease was partly offset by the Group’s acquisitions of HanseNet (381 units, included in Wireline), Tm News (55 units, included in Internet and Media) and Top Services (21 units in Olivetti Tecnost).

The following table set out the number of employees of the Telecom Italia Group at December 31, 2003 broken down by geographical area and function:

	Manager	Professional	White-collar	Blue-collar	Total
Italy	1,727	4,847	70,089	1,406	78,069
Rest of Europe	44	319	1,930	1	2,294
North America	15	38	206	2	261
Central and South America	154	724	11,591	43	12,512
Australia, Africa and Asia	5	23	23	0	51

Telecom Italia Group Total	1,945	5,951	83,839	1,452	93,187

Telecom Italia Group employees in Italy are represented by two categories of labor unions, one for managerial staff and another one for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at national level between the national employers’ associations and the labor unions and, for medium and large companies, also at company level. Renewals of collective agreements are subject to general guidelines agreed upon between the Italian Government, the employers’ associations and trade unions. These guidelines establish that salary increases negotiated at national level should not exceed agreed upon inflation rates. Individual companies may enter into additional contracts, in order to link collective bonuses to the company’s productivity or profitability.

Approximately 2% of the Telecom Italia Group’s employees held executive positions as of December 31, 2003.

Employment contracts for managerial staff are ruled by a national collective agreement that expired in December 2003 and is presently under renewal. National collective agreement compensation clauses were renewed in March 2003.

The compensation clauses of the national collective agreement for non-managerial staff were renewed in July 2003 and the rest of the agreement will expire in December 2004. The compensation provisions of these collective agreements cover all employees rather than those of Information Technology Market, Olivetti Tecnost Group and Telecom Italia Media Group.

As for Telecom Italia, in July 2003 an agreement was reached about the collective bonus for years 2003-2006.

A major agreement, signed in June 2003, permits the collective dismissal of 2,500 employees during 2003 and 2004, on an individual consensus basis. The agreement is related to the implementation of the Industrial Plan.

These agreements confirm a tradition of constructive relations with the labour unions.

In Italy all employees are covered by public health care and pension schemes. Telecom Italia Group employees may elect to be covered by additional health care and pension plans. Assilt, the health care fund for Telecom Italia Group employees, reimburses the medical expenses of 220,000 people (employees, retirees and their families).

Telemaco, previously the pension fund of the Telecom Italia Group, has become in 2003 the pension fund of the companies which apply the National Collective Agreement for Telecommunications, with more than 58.000 members.

COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

Compensation of Directors

Prior to the Merger, Old Telecom Italia and Olivetti were managed by their own Board of Directors.

Olivetti’s directors, recognizing that Telecom Italia would have been inherently different from Olivetti, determined that it would be appropriate that the direction of Telecom Italia remain entrusted essentially to the directors of Old Telecom Italia. Accordingly, the members of the Olivetti Board of Directors declared that, upon effectiveness of the Merger, they would consider their mandate as directors of Olivetti to be essentially completed. At the April 15, 2003 meeting of the Olivetti Board of Directors, the members of the Olivetti Board of Directors tendered their resignation with effect from the date of effectiveness of the Merger (apart from one director who resigned effective as of April 16, 2003).

At the Olivetti shareholders’ meeting held on May 26, 2003, the Olivetti shareholders appointed a new Board of Directors that essentially reproduced the Old Telecom Italia Board at the time and, upon effectiveness of the Merger, became the Board of Directors of Telecom Italia. The term of such Board of Directors expired in 2004 after the approval of the 2003 financial statements. On May 6, 2004 a new Board of Directors was elected. See above under “—Directors”.

Below we set forth the compensation paid in 2003 to (i) Directors of Old Telecom Italia; (ii) Directors of Olivetti; (iii) Directors of Telecom Italia in office during fiscal year 2003 who were not confirmed by the Telecom Italia’s shareholders’ meeting of May 6, 2004 and (iv) Directors elected on May 6, 2004 who were also Directors of Telecom Italia in office at the end of 2003.

(i) The total compensation paid to the Board of Directors of Old Telecom Italia from January 1 to August 3, 2003 was €9,593 thousand.

(ii) The total compensation paid to the Board of Directors of Olivetti from January 1 to August 3, 2003 was €2,109 thousand.

(iii) The total compensation paid for the fiscal year 2003 to Directors in office from the date of effectiveness of the Merger and who have not been confirmed by the General Meeting of May 6, 2004 was €238 thousand.

The following table lists the Directors appointed by the Telecom Italia’s Shareholders’meeting of May 6, 2004 who were in office at the end of 2003 and the compensation they received for the fiscal year 2003:

Name	Position	Period	Compensation base	Bonus	Non cash benefit	Other Compensation
(thousands of euro)
Marco TRONCHETTI PROVERA	Chairman	1/1 -12/31/2003	3,094(1)	1,200(2)

Gilberto BENETTON	Deputy Chairman	1/1 -12/31/2003	134(3)

Carlo Orazio BUORA	Managing Director	1/1 -12/31/2003	3,654(4)	2,200(5)		80(6)

Riccardo RUGGIERO	Managing Director General Manager	1/1 -12/31/2003 1/1 -12/31/2003	324(7)	1,844(8)	8(9)	934(10)

Giovanni CONSORTE	Director	4/8 -12/31/2003	43

Francesco DENOZZA	Director	1/1 -12/31/2003	103(11)

Luigi FAUSTI	Director	1/1 -12/31/2003	186(12)

Guido FERRARINI	Director	1/1 -12/31/2003	155(13)

Gianni MION	Director	1/1 -12/31/2003	134(14)			157(15)

Massimo MORATTI	Director	1/1 -21/31/2003	103(11)

Carlo A. PURI NEGRI	Director	1/1 -12/31/2003	134(16)

(1)	€1,607 thousand for the office of Chairman of Old Telecom Italia; €338 thousand for the office of Deputy Chairman and Managing Director in Olivetti; €1,149 thousand for the office of Chairman in Telecom Italia.
(2)	Remuneration for the office of Chairman in Old Telecom Italia.
(3)	€60 thousand for the office of Deputy Chairman in Old Telecom Italia; €31 thousand for the office of Deputy Chairman in Olivetti; €43 thousand for the office of Deputy Chairman in Telecom Italia.

(4)	€1,934 thousand for the office of Managing Director in Old Telecom Italia; €338 thousand for the office of Managing Director in Olivetti; €1,382 thousand for the office of Managing Director in Telecom Italia.
(5)	€1,200 thousand for the office of Managing Director in Old Telecom Italia and €1,000 thousand for the office of Managing Director in Telecom Italia.
(6)	Remuneration for the office of Chairman in the subsidiary TIM not received but paid over to Telecom Italia.
(7)	€189 thousand for the office of Managing Director in Old Telecom Italia (approximately €60 thousand of which was not received by Mr. Ruggiero) and €135 thousand for the office of Managing Director in Telecom Italia (approximately €43 thousand of which was not received by Mr. Ruggiero).
(8)	€694 thousand for the office of General Manager in Old Telecom Italia and €1,150 thousand for the office of General Manager in Telecom Italia.
(9)	€5 thousand for the office of General Manager in Old Telecom Italia and €3 thousand for the office of General Manager in Telecom Italia.
(10)	Compensation for employment, of which €545 thousand paid by Old Telecom Italia and €389 thousand paid by Telecom Italia.
(11)	€60 thousand paid by Old Telecom Italia and €43 thousand paid by Telecom Italia.
(12)	The amount includes remuneration received as a member of the Remuneration Committee and of the Internal Audit and Corporate Governance Committee and consists of €90 thousand (for the office of Director and member of the Remuneration Committee of Old Telecom Italia) and €96 thousand (for the office of Director and member of the Remuneration Committee and Internal Audit and Corporate Governance Committee of Telecom Italia).
(13)	The amount includes remuneration received as a member of the Internal Audit and Corporate Governance Committee and is composed of €90 thousand paid by Old Telecom Italia and €65 thousand paid by Telecom Italia.
(14)	Remuneration not received but paid over to Edizione Holding; of which €60 thousand was paid by Old Telecom Italia; €31 thousand by Olivetti and €43 thousand by Telecom Italia.
(15)	Remuneration for the office of Director in the subsidiary Telecom Italia Media and of Deputy Chairman in the subsidiary TIM not received but paid over to Edizione Holding.
(16)	€60 thousand was paid by Old Telecom Italia, €31 thousand by Olivetti and €43 thousand by Telecom Italia.

All of the executive officers contracts (with the exception of those of Messrs. Marco Tronchetti Provera, Carlo Orazio Buora, Riccardo Ruggiero and Giuseppe Nino Tronchetti Provera) contain the following clauses:

•	if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance providing for between two and four years of salary plus, in certain cases, a lump sum corresponding to the average of bonus compensation received in the three years (or shorter period) preceding his termination; and

•	if the executive officer terminates the work relationship for good cause determined by a change reducing the responsibilities and tasks assigned to the executive officer, then such executive officer will be entitled to an amount corresponding to 50% of the amount as calculated above.

The following tables list the stock options held by Mr. Riccardo Ruggiero and Mr. Giuseppe Sala as General Managers of Telecom Italia. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for General Managers. The compensation in the form of stock options for Mr. Ruggiero and Mr. Sala were disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2003. See also below “—Options to Purchase Securities from Registrant”.

		Options existing at 1/1/2003			New options granted during the year			Options exercised during the year			Options expired during the year	Options existing at 12/31/2003
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+ 4-7-10	(12)	(13)
First and last name	Post held	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Market average price at exercise	No. options	No. options	Exercise average price(*)	Average expiration date
Riccardo Ruggiero	A.D./ D.G.	750,000	3.177343	2007								750,000	3.177343	2007
		750,000	3.177343	2008							750,000	—	—	—
		150,000	2.788052	2008								150,000	2.788052	2008
		150,000	2.788052	2009								150,000	2.788052	2009
		200,000	2.788052	2010								200,000	2.788052	2010

(*)	Average subscription price of the shares resulting from the exercise of the options.

Following the Merger, each option entitles the holder to subscribe to 3.300871 Shares; the subscription price of the Shares has been modified, dividing the original exercise price by the assignment ratio (3.300871). To understand the table, the value of the average subscription price of the Shares referred to dates preceding the date of effectiveness of the Merger (August 4, 2003) has been adjusted on the basis of the assignment ratio and is, therefore, homogeneous with the price regarding the Shares of Telecom Italia.

		Options existing at 1/1/2003				New options granted during the year			Options exercised during the year			Options expired during the year	Options existing at 12/31/2003
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+ 4-7-10	(12)	(13)
First and last name	Post held	No. options		Exercise average price	Average expiration date	No. options	Exercise average price	Average expiration date	No. options	Exercise average price	Market average price at exercise	No. options	No. options	Exercise average price(*)	Average expiration date
Giuseppe Sala	General Manager	480,000	(*)	5.07	1/3 up until May 2008, 1/3 up until May 2009 and 1/3 up until May 2010								480,000	5.07	1/3 up until May 2008, 1/3 up until May 2009 and 1/3 up until May 2010

(*)	Relates to TIM options regarding a stock option plan allotted to the Director of Finance and Control of TIM.

Compensation of Executive Officers

The total compensation paid by Telecom Italia or by any of the Telecom Italia Group subsidiaries in 2003 to the executive officers was €10,299,572.

Compensation of Members of the Board of Auditors

In accordance with Italian law, there was no requirement to change the members of the Olivetti Board of Auditors pursuant to the Merger. At the Olivetti shareholders’ meeting of May 26, 2003, the Olivetti shareholders elected a new Board of Auditors which was the same as the Board of Auditors of Old Telecom Italia. As a result of the Merger and Old Telecom Italia not being the surviving company, the Board of Auditors of Olivetti, as elected on May 26, 2003, became the Board of Auditors of Telecom Italia.

The table below sets forth compensation paid to the Board of Auditors of Old Telecom Italia, of Olivetti and of Telecom Italia.

The total compensation paid to the Board of Auditors of Old Telecom Italia from January 1, 2003 until and including August 3, 2003 was €481 thousand.

The total compensation paid to the Board of Auditors of Olivetti from January 1, 2003 until and including May 26, 2003 was €152 thousand.

The members of the Board of Auditors who were appointed by the Olivetti shareholders’ meeting on May 26, 2003 and upon effectiveness of the Merger become the Auditors of Telecom Italia received the following compensation:

Name	Position	Period	Compensation base	Bonus	Non cash benefit	Other Compensation
Ferdinando SUPERTI FURGA	Chairman	5/27-12/31/2003	93
Rosalba CASIRAGHI	Acting Auditor	5/27-12/31/2003	70
Paolo GOLIA	Acting Auditor	5/27-12/31/2003	70
Salvatore SPINIELLO	Acting Auditor	5/27-12/31/2003	70
Gianfranco ZANDA	Acting Auditor	5/27-12/31/2003	70			35	(1)

(1)	Remuneration for the office of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom and Acting Auditor in the subsidiaries Finsiel and TIM.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

The Board of Directors of Old Telecom Italia during 2003 acknowledged:

•	the forfeiture, as of April 2003, of the options remaining from the second lot of the “2001 Stock Option Plan” (30,855,000 options remaining) following failure to reach the performance criteria calculated on the basis of the stock price of the Old Telecom Italia ordinary shares during the months of March 2002 and March 2003 and the corresponding values of the Dow Jones Eurostoxx TLC Index;

•	the forfeiture, as of July 2003, of the options remaining from the third lot of the “2000 Stock Option Plan” (9,900,004 options remaining) following failure to reach the performance criteria calculated on the basis of the stock price of the Old Telecom Italia ordinary shares during the months of June 2002 and June 2003 and the corresponding values of the Dow Jones Eurostoxx TLC Index.

The exercise of all Old Telecom Italia options was suspended from May 12, 2003, the 10th day of trading on the stock exchange preceding the date of the first call of the Shareholders’ Meeting with respect to the Merger, until August 4, 2003, the date of effectiveness of the Merger.

With reference to the Merger, Telecom Italia succeeded to all the stock option plans previously in force at Old Telecom Italia and Olivetti: the “1999 Stock Option Plan”, the “2000 Stock Option Plan”, the “2001 Stock Option Plan”, the “2002 Stock Option Plan” and the “2002 Top Stock Option Plan” for Old Telecom Italia and the “Three year 2002-2004 Stock Option Plan” and the “Three year February 2002 – December 2004 Stock Option Plan” for Olivetti.

Holders of the corresponding options have retained the right to subscribe at the price established at the time of the grant, the original number of shares stated in the respective regulations, adjusted to give effect to the Merger. The Merger assignment ratio established for the shareholders of the two companies is equal to 0.471553 ordinary shares for each Olivetti ordinary share and 3.300871 shares for each Old Telecom Italia share.

Therefore, although the price per option did not change, the number of underlying shares (previously corresponding to one ordinary share for each option) that can be subscribed to by exercising each option was adjusted by multiplying the number of shares by the Merger assignment ratio.

As a consequence of this, the subscription price of each ordinary share resulting from the exercise of the options for each Plan has also been adjusted by dividing the exercise price already established by the Merger assignment ratio.

In cases in which the application of the Merger assignment ratio to the various lots results in less than a whole number of shares, the holder of the options has the right to subscribe for each lot up to the full amount of shares rounded down to the nearest unit, exercising only a corresponding quota-part of the options. Following the exercises of options after the date of the Merger, residual options with fractional parts now exist.

On December 31, 2003 the exercise period of the first lot of the “1999 Stock Option Plan” expired. The lot was fully exercised, with the exception of the residual options with fractional parts resulting from the above described operations which, as of the same date, consequently expired.

In compliance with the recommendations contained in CONSOB Communication No. 11508 of February 15, 2000, the key features of the stock option plans in force during 2003 are summarized in the following table. In order to ensure understanding in the reading thereof the values indicated (market prices and subscription prices of the shares resulting from the exercise of the options) regarding the amounts, exercises, forfeitures, expirations before the date of effectiveness of the Merger, have been adjusted on the basis of the Merger assignment ratios and thus made consistent with the prices regarding the ordinary shares of Telecom Italia.

(Amount in euro)		Options existing at 1/1/2003	New options granted during the year	Options exercised during the year		Options expired and not exercised or forfeited during the year	Options extinguished during the year due to termination of service		Options existing at 12/31/2003	of which exercisable at 12/31/2003
1999 Plan	No. of options Merger Assignment ratio Subscription price Market price	8,471,500 3.300871 2.057033 2.182	— — — —	3,959,579.956 3.300871 2.057033 2.390	(*)	18.801 3.300871 2.057033 2.374	— — — —		4,511,901.243 3.300871 2.057033 2.374	4,511,901.243 3.300871 2.057033 —

2000 Plan	No. of options Merger Assignment ratio Subscription price Market price	20,600,000 3.300871 4.185259 2.182	— — — —	— — — —		9,900,004 3.300871 4.185259 2.376	— — — —		10,699,996 3.300871 4.185259 2.374	10,699,996 3.300871 4.185259 —

2001 Plan	No. of options Merger Assignment ratio Subscription price Market price	63,507,500 3.300871 3.177343 2.182	— — — —	— — — —		30,855,000 3.300871 3.177343 1.952	312,500 3.300871 3.177343 2.060	(*)	32,340,000 3.300871 3.177343 2.374	32,340,000 3.300871 3.177343 —

2002 Plan	No. of options Merger Assignment ratio Average subscription price Market price	28,076,000 3.300871 2.908293 2.182	— — — —	— — — —		— — — —	1,789,500 3.300871 2.928015 2.258	(*)	26,286,500 3.300871 2.906951 2.374	8,065,500 3.300871 2.907420 —

TOP 2002 Plan	No. of options Merger Assignment ratio Subscription Price Market price	11,800,000 3.300871 2.788052 2.182	— — — —	— — — —		— — — —	460,000 3.300871 2.788052 2.070	(*)	11,340,000 3.300871 2.788052 2.374	3,465,000 3.300871 2.788052 —

2002 – 2004 Plan	No. of options (**) Merger Assignment ratio Subscription Price Market price	800,000 0.471553 7.015118 2.075	— — — —	— — — —		— — — —	— — — —		800,000 0.471553 7.015118 2.374	533,332 0.471553 7.015118 —

Feb.2002 - Dec.2004 Plan	No. of options (***) Merger Assignment ratio Subscription price Market price	7,030,000 0.471553 5.333441 2.075	— — — —	— — — —		— — — —	1,090,000 0.471553 5.333441 2.299	(*)	5,940,000 0.471553 5.333441 2.374	3,960,008 0.471553 5.333441 —

(*)	Weighted average price.
(**)	Refers to 1,330,000 warrants assigned.
(***)	Refers to 29,000,000 warrants authorized of which 26,475,000 assigned.

	Merger Assignment ratio	Subscription price of the resulting shares (euro)	Number of options granted at 12/31/2003 and exercisable from									Maximum period of options
Plan			2001	2002		2003		2004		2005	Total
1999	3.300871	2.057033	—	4,511,901.243		—		—		—	4,511,901.243	December 31, 2004

2000	3.300871	4.185259	5,349,998	5,349,998		—		—		—	10,699,996	5 years beginning from each year

2001	3.300871	3.177343	—	32,340,000		—		—		—	32,340,000	April 15, 2007

2002	3.300871 3.300871 3.300871	2.928015 2.409061 2.339080	— — —	— — —		7,753,500 252,000 60,000		7,497,000 252,000 60,000		9,996,000 336,000 80,000	25,246,500 840,000 200,000	5 years beginning from each year

2002 TOP	3.300871	2.788052	—	—		3,465,000		3,375,000		4,500,000	11,340,000	5 years beginning from each year

2002 -2004	0.471553	7.015118	—	266,666	(1)	266,666	(1)	266,668	(1)	—	800,000	December 15, 2004

Feb. 2002 –Dec. 2004	0.471553	5.333441	—	1,980,004	(2)	1,980,004	(2)	1,979,992	(2)	—	5,940,000	December 31, 2004

(1)	Exercisable during the period from November 1 to December 15 of each year, or could be also accumulated and exercised at any time following each annual exercise period until the exercise period expiry date.
(2)	Exercisable during the period December 1 to December 31 of each year, or could be also accumulated and exercised at any time following each annual exercise period until the exercise period expiry date.

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Olimpia Shareholders’ Agreements.

The information contained herein on the Olimpia shareholders’ agreements has been taken from publicly available information filed by the parties involved therein with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

There are shareholders’ agreements among Olimpia’s shareholders.

In particular, shareholders’ agreements were entered into between Pirelli S.p.A. (now Pirelli and C. S.p.A.) and Edizione Holding S.p.A. (whose obligations and rights were subsequently assigned to Edizione Finance International S.A.) on August 7, 2001, as amended on September 14, 2001 and February 13, 2002 (hereinafter the “Agreements”). Shareholders agreements were entered into also between Pirelli, IntesaBci S.p.A. (now Banca Intesa S.p.A.) and UniCredito on September 14, 2001 and subsequently amended on September 26, 2001, October 24, 2001 and December 16, 2003 (hereinafter “Agreements with the Banks”). In addition, following a term sheet executed on December 16, 2002, shareholders’ agreements were entered into between Pirelli, Edizione, Unicredito and Intesa (collectively, the “Former Olimpia Shareholders”), Olimpia and Hopa on February 21, 2003, as amended on January 23, 2004 (hereinafter the “Agreements with Hopa”).

The Agreements and the Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is three years for the Agreements and two years for the Agreements with the Banks. On April 24, 2004, a notice was published stating that the Agreements with the Banks were renewed until October 4, 2006. The Agreements with Hopa have a three-year term as from May 9, 2003, subject to extension by mutual agreement of the parties thereto. If the Agreements with Hopa are not renewed, the partial demerger of Olimpia and Holinvest will occur, according to terms and conditions set forth in the Agreements with Hopa, and Hopa will receive a premium of at least €0.35 per Olivetti share (or financial instrument), such a sum to be updated in order to take into account the Merger.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Old Telecom Italia (now Telecom Italia, as the company resulting from the Merger), TIM and SEAT (now Telecom Italia Media: please see “Item 4. Information on the Telecom Italia Group—Business—Significant Developments during 2003”). They identify the key issues on which the board resolutions of such companies have to decide in accordance with the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (the so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell (puts and calls) Olimpia shares in the event of withdrawal from the agreements themselves.

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Old Telecom Italia, TIM and SEAT are set forth below. In connection with the composition of the Boards of Directors of such companies, the parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Intesa;

•	the nomination of one director by Unicredito;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione. See “Item 6. Directors, Senior Management and Employees––Directors”.

Under the Agreements with Hopa, Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders must use their best efforts in order to cause a director designated by Hopa nominated to the Board of Directors of Olivetti, Old Telecom Italia, TIM and SEAT, with a corresponding reduction in the number of Pirelli nominees. See “Item 6. Directors, Senior Management and Employees—Directors”.

Hopa does not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement between the former Olimpia Shareholders and Hopa with respect to the passage of a resolution by either the Extraordinary Shareholders Meeting or the Board of Directors of Olimpia concerning certain matters (including (i) the determination as to how Olimpia will vote its Olivetti, and now Telecom Italia, shares at an Extraordinary Shareholders Meeting of the Company, (ii) the purchase or sale of securities exceeding a certain amount and (iii) failure of Olimpia to maintain a debt to equity ratio of 1:1), Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest. In the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Agreements with Hopa) and Olimpia will receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Agreements with Hopa). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital—now the corresponding stake in Telecom Italia’s ordinary share capital—or to maintain a debt to equity ratio of 1:1 after a specified cure period), no such partial demerger transactions may be implemented prior to the third anniversary of the merger of Holy S.r.l. (a wholly-owned subsidiary of Hopa) into Olimpia, which took place on May 9, 2003.

Hopa is granted certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

Hopa, Holinvest and Hopa controlling companies (“the Hopa companies”), the Former Olimpia Shareholders and their respective controlling and controlled companies agreed not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of certain existing call options and swap agreements referred to in the Agreements with Hopa, (ii) in the case of Edizione, Unicredito and Intesa, as currently permitted, respectively, under the Agreements and the Agreements with the Banks, and (iii) in the case of the Hopa companies, as permitted under the Agreements with Hopa.

As a result of the Merger no shareholder controls the Company. Olimpia is the largest shareholder in Telecom Italia, with a stake equal to—as of May 6, 2004—approximately 17%. Under the “voto di lista” system for the election of directors, a greater than 1% shareholder or group of shareholders may put forward a slate of directors for election to the Board. As a result of this system 15 of the directors elected at the shareholders meeting of May 6, 2004 are candidates put forward by Olympia. See “Item 10. Additional Information—Corporate Governance—Board of Directors—Appointment”.

There are no arrangements known to the Company the operation of which may result in any shareholder obtaining a controlling interest in Telecom Italia.

Shareholders Ownership

Board of Directors

The following table shows the ownership, as of August 3, 2003, of the Telecom Italia Group’s shares by the Directors of Olivetti :

Olivetti ordinary shares	11,711
Old Telecom Italia Shares	550
Old Telecom Italia Savings Shares	6,839
TIM ordinary shares	9,155

The Directors of Old Telecom Italia and Telecom Italia who were not reappointed by the General Meeting of May 6, 2004 held the following shares, as of December 31, 2003:

TIM ordinary shares	10,000

The following table shows the ownership of Telecom Italia and TIM shares, as of May 6, 2004, by the Directors of Telecom Italia who were reappointed (or appointed) by the General Meeting of May 6, 2004:

Name	Company	Number of shares held as of August 4, 2003	Number of shares purchased	Number of shares sold	Number of shares held as of May 6, 2004
Giovanni CONSORTE	Telecom Italia Savings Shares	33,088		33,088	0
	Telecom Italia Media ordinary shares	40,183			40,183
Luigi FAUSTI	TIM ordinary shares	50,000			50,000
Luigi ROTH (appointed)	Telecom Italia Shares(1)				11,553
	TIM ordinary shares(1)				14,300
	Telecom Italia Media ordinary shares(1)				726
Pasquale PISTORIO	Telecom Italia Shares				889,000
	Telecom Italia Shares(1)				660,000

(1)	Shares held indirectly.

Board of Auditors

The following table shows the ownership, as of May 26, 2003 of the Old Telecom Italia Group’s shares by the Members of the Board Auditors of Olivetti (in office from January 1 until and including May 26, 2003):

Old Telecom Italia Shares	15,650
Old Telecom Italia Saving Shares	20,000
TIM ordinary shares	26,206

The following table shows certain information, as of the date of respective appointment, of ownership of the Old Telecom Italia Group’s shares by the Members of the Board Auditors of Olivetti (in office as of May 26, 2003) and of Old Telecom Italia (in office as of May 24, 2003):

Old Telecom Italia Shares	18,000
Old Telecom Italia Savings Shares	68,000
TIM ordinary shares	16,270
TIM savings shares	10,000

The following table shows certain information, as of May 6, 2004 of ownership of the Telecom Italia Group’s shares by the Auditors of Telecom Italia:

Name	Company	Number of shares held as of August 4, 2003		Number of shares acquired	Number of shares sold	Number of shares held as of May 6, 2004
Paolo GOLIA	TIM ordinary shares	0		15,555	0	15,555
Salvatore SPINIELLO	Telecom Italia Shares(1)	59,415		23,577	0	82,992
	Telecom Italia Savings Shares(1)	224,458		10,000	0	234,458
	TIM ordinary shares	10,000	(2)	0	0	10,000
	TIM savings shares	10,000	(2)	0	10,000	0
Ferdinando SUPERTI FURGA	TIM ordinary shares	6,270	(2)	0	0	6,270

(1)	Resulting from the application of the “exchange ratio” between Old Telecom Italia and Telecom Italia shares.
(2)	Shares held as of the date of appointment (May 24, 2003).

As of May 6, 2004 no member of the Board of Directors or Board of Auditors beneficially owned more than 0.00331% of the Shares or Savings Shares.

The following table shows certain information, as of May 6, 2004, about the ownership of the Company’s Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Shares	Directors and executive officers as a group (19 Directors and 8 Executive Officers)	1,566,020	0.01519
	Board of Auditors as a group (5 persons)	82,992	0.00081
Savings Shares	Directors and executive officers as a group (19 Directors and 8 Executive Officers)	98,693	0.00170
	Board of Auditors as a group (5 persons)	234,458	0.00404

Telecom Italia has a Code of Conduct for Insider Dealing that sets out the disclosure requirements and rules applicable to transactions involving financial instruments issued by the Company and its subsidiaries carried out by persons who, as a consequence of their position in the Company, have access to material information (taken to mean information on matters capable of producing significant changes in the outlook for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group and likely, if made public, to have a significant effect on the price of the listed securities in question). To this end the relevant persons include—amongst others—Directors, executive officers and Statutory Auditors.

The criteria applied in drafting the Code are consistent with the basic principles underpinning the Company’s system of corporate governance: rigour, transparency and alignment with best international practice. The key features of the Code are:

•	flexibility in identifying the persons subject to the disclosure obligations, to take account of situations where persons may have temporary access to inside information;

•	immediate disclosure to the market of transactions whose amount, aggregated with the amounts of other transactions carried out in the three preceding months and not yet declared to the Company, exceeds €80,000;

•	quarterly disclosure of transactions whose cumulative amount is more than €35,000 and less than €80,000;

•	extension of the disclosure obligations to the exercise of stock options and pre-emption rights and all transactions involving securities issued by companies belonging to the Telecom Italia Group, even when carried out under a contract for the management of an investment portfolio under which the investor renounces the right to give instructions;

•	black-out periods during which, in general, persons subject to the disclosure obligations may not carry out transactions.

In the event of non-compliance, the Code provides for severe penalties; where the offender is a Director or a member of the Board of Auditors, the Board of Directors may propose the revocation of his/her appointment at the next shareholders’ meeting. If the offender (including an executive officer) is an employee, penalties set forth by applicable laws and collective agreements will apply.

Continuing Relationship with the Treasury

Since December 9, 2002, the Treasury has not held a direct holding in Telecom Italia. However, the Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. Such powers were established in 1997 according to Law 474/1994, when Telecom Italia—formerly controlled by the Italian Treasury—was privatized.

On May 22, 2003, taking into account the proposed Merger, a Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities, stated the exact wording of Telecom Italia’s bylaws to be adopted in connection with Merger with reference to the special powers: in particular, the decree maintained the power of approving the acquisition of major shareholdings in the company’s voting capital and the power of veto as currently provided for in Telecom Italia’s bylaws. On the other hand the power of approving major shareholders’ agreements and the power of appointment by the Treasury of one Director and one Statutory Auditor were relinquished.

According to the aforementioned decree, the special powers included in Telecom Italia’s Bylaws as adopted in connection with the Merger are as follows:

•	Approval of Material Acquisitions of Shares. The State has the authority to approve/disapprove of the acquisition of material interests in the share capital of Telecom Italia (which is defined as 3% of the voting share capital). The Board of Directors is required to notify all such acquisitions to the Ministry for Economy and Finance. Until approval, the purchaser of the Shares may not vote the Shares and, in case of disapproval or the expiration of the 60-day term within which the Minister has to make a decision, the purchaser is obligated to resell the Shares within one year.

•	Veto Power over Major Changes. The State has veto power on resolutions to dissolve the company, approve mergers, demergers or disposition of the business, transfer the registered office abroad, change the corporate purposes or amend or modify the special powers.

Presently, the exercise of special powers by the Government with respect to privatized companies (including Telecom Italia) is governed by an ad hoc decree (the “Golden Share Decree”).

In particular, following the issuance by the EU of a directive on May 4, 1999, on February 11, 2000, the Italian Government issued the Golden Share Decree. Pursuant to the Golden Share Decree, the Italian Government can use its special powers to protect the vital interests of the State and respond to indispensable reasons of general interest, including public law and order, public security, public health and national defense. The Italian Government will exercise such special powers in compliance with the principles of Italian and European Community laws, and in any case in line with the objectives of the privatization process, and the protection of competition and the market and having regard for non-discrimination principles. Such powers must be suitable and proportional to achieving the indispensable objectives of general interest described above. The Golden Share Decree provides that the Italian Government may exercise its special powers to prevent acquisitions of shares of privatized companies if such acquisitions (i) are not transparent and would not ensure full disclosure with respect to controlling share ownerships of the companies whose shares are being acquired and the objectives and industrial plans proposed by the buyers of the target companies, (ii) compromise the liberalization and market competition or are not in line with the company’s privatization goals, or entails situations of conflict of interests which could compromise the company’s mission with respect to the objectives of public interest, (iii) entail objective risks of being affected by criminal organizations, or involve the company in unlawful activities, (iv) jeopardize conservation of the special powers of the State, or (v) represent a considerable risk of serious harm to the vital interests of the State described above, including the supply of essential raw materials and goods, the supply of essential public services and the security of related installations and networks and, further, the development of advanced technological sectors.

In December 2003, Law 350/2003 significantly modified the rules governing the special powers of the Italian Government with respect to privatized companies. In particular, the Government will no longer have the power to approve/disapprove of the acquisition of material interests in the share capital of such companies, but will be able to object to it only within a ten-day time limit, in case of prejudice caused to vital State interests and every time there is the need to defend subsequent undeniable reasons of public interest. The new rules are not effective and require implementation through decrees still to be issued which—amongst others—will specify to which privatized companies the special powers will continue to apply.

According to the powers entrusted to the Board of Directors pursuant to article 12 of the Bylaws, Telecom Italia’s Bylaws will be amended at such time in order to conform to the new statutory provisions regarding special powers, as soon as the aforementioned decrees are issued.

RELATED-PARTY TRANSACTIONS

The Telecom Italia Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Telecom Italia Group’s affiliates as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Telecom Italia Group are excluded as they are eliminated on consolidation. All such transactions are within the Telecom Italia Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively:

Related party transactions in the year ended December 31,
	2001		2002		2003
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€954 million	Refers mainly to: Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Sky Italia (formerly Stream) (€55 million) and Lottomatica (€123 million)	€306 million	Refers mainly to: Teleleasing (€105 million), Brasil Telecom (€48 million), Sky Italia (formerly Stream) (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)	€275 million	Refers mainly to: Teleleasing (€166 million), Sky Italia (formerly Stream) (€22 million), Shared Service Center (€21 million), Telecom Argentina (€12 million) and Telekom Austria (€12 million)

Cost of materials and other external charges	€596 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); and TLC service costs from ETEC S.A. Cuba (€79 million)	€475 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from ETEC S.A. Cuba (€77 million); and maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)	€399 million	Refers mainly to: rent payable to Tiglio I (€81 million) and Tiglio II (€24 million); TLC service costs to ETEC S.A. Cuba (€112 million) and Telekom Austria (€22 million); and maintenance and assistance contracts from Shared Service Center (€45 million), Siemens Informatica (€34 million), Teleleasing (€11 million) and Italtel (€22 million)

Related party transactions in the year ended December 31,
	2001		2002		2003
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Other income, net	€25 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€9 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€14 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Expense for €8 million	Includes accrued interest income on loans made to certain affiliates (€22 million); interest expense payable to Teleleasing for financial leasing transactions (€30 million)	Expense for €9 million	Includes accrued interest income on loans made to certain affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million)	Income for €13 million	Includes accrued interest income on loans made to certain affiliates (€24 million); interest expense payable to Teleleasing for financial leasing transactions (€11 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2003:

Related party transactions in the year ended December 31,
	2002		2003
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Loans in long-term investments	€456 million	Refers mainly to medium/long term loans made to Aria—Is Tim (€313 million), Tiglio I (€70 million), Telegono (€34 million) and Tiglio II (€30 million)	€122 million	Refers mainly to medium/long term loans made to Aria-Is Tim (€336 million written down by €279 million), Aree Urbane (€31 million) and Telegono (€15 million)

Trade accounts receivables and other current assets	€222 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million)	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€44 million written down by €27 million), Teleleasing (€49 million) and Shared Service Center (€11 million)

Trade accounts payable and other current liabilities	€405 million	Refers to payables for supply contracts connected with operating and investment activities. They include: payables to the Italtel Group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million)	€146 million	Refers to payables for supply contracts connected with operational and investment activities. They include: payables to the Italtel group (€54 million), Siemens Informatica (€23 million) and Mirror International Holding (€24 million) for capital subscribed and not yet paid

Related party transactions in the year ended December 31,
	2002		2003
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Long-term and short-term debt	€406 million	Refers mainly to payables for finance leases to Teleleasing (€393 million)	€42 million	Refers mainly to payables for finance leases to Teleleasing (€26 million), Shared Service Center (€6 million) and Edotel (€4 million)

Short-term financial receivables	€35 million	Comprises short-term loans made to TI Sparkle (formerly TMI) group companies (€14 million) and Golden Lines (€10 million net of provisions)	€30 million	Comprises short-term loans made to Teleleasing (€13 million), TMI Canada (€8 million) and TIN Web (€5 million)

Long-term and short-term contracts	€110 million	Refers mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan	—	—

Guarantees and collateral	€935 million	Comprises sureties provided on behalf of Aria—Is Tim (€537 million), Consorzio Csia (€85 million) and Sky Italia (formerly Stream) (€72 million), Tiglio I (€27 million) as well as collateral on behalf of Aria—Is Tim (€110 million)	€976 million	Comprises sureties provided on behalf of Aria—Is Tim (€672 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of Aria—Is Tim (€107 million)

Capital expenditures	€441 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Siemens Informatica (€19 million)	€403 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€346 million) and computer projects from Siemens Informatica (€13 million)

Moreover, related party transactions in the year ended December 31, 2003 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€37 million	Refers to commitments with Teleleasing (€5 million) under operating leases and with ETEC S.A. Cuba (€32 million) for the capital increases

In addition, during 2003, the buildings leased from Teleleasing under financial leasing contracts, already recorded in tangible assets in the preceding financial statements, were purchased.

Other related party transactions for the year ended December 31, 2003: Pirelli group, Edizione Holding group, Unipol group, Banca Intesa group, Unicredito group and others

Related party transactions, excluding transactions among group companies, also include transactions entered into during 2003 between the Telecom Italia Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredito group and the companies associated with Director Mr. Massimo Moratti as follows.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2003:

Items	In the aggregate	Nature of the transaction
Operating revenues	€63 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€34 million) and telephone services to the Pirelli group (€5 million), the Edizione Holding group (€9 million), the Banca Intesa group (€4 million), the Unicredito group (€2 million), the Unipol group (€8 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

Cost of materials and other external charges	€55 million	Refers mainly to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€44 million), insurance services to the Unipol group (€10 million) and the commissions paid to the Edizione Holding group for the sale of prepaid telephone cards (€1 million)

The following related party transactions are reflected on the balance sheet as of December 31, 2003:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€20 million	Refers mainly to the above-mentioned telephone services rendered to the Pirelli group (€13 million), to the Edizione Holding group (€3 million), to the Banca Intesa group (€2 million) and to the Unipol group (€2 million)

Trade accounts payable and other current liabilities	€30 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group (principally cables)

Capital expenditures	€30 million	Refers to purchases of telecommunications cables (€27 million) and leasehold improvements (€3 million) from the Pirelli group

Short-term financial receivables	€707 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€608 million) and the Unicredito group (€99 million)

Financial debt	€392 million	Financial exposure of the Group to the Banca Intesa group (€341 million) and the Unicredito group (€51 million)

Acquisition of investments	€2 million	Purchase by Telecom Italia S.p.A of a 5% stake in EPIClink S.p.A. from Pirelli S.p.A.

Disposal of business segments	€4 million	Gain on contribution, by Olivetti, of the Facility Management business segment to Pirelli & C. Real Estate

Derivatives	€88 million	Hedging contracts and forward currency agreements put into place with the Banca Intesa group

Moreover, there were the following transactions:

•	in 2003, TIM and Telecom Italia disposed of telephone cards to Autogrill S.p.A. (Edizione Holding group) for subsequent sale to the general public for an equivalent amount of €22 million, the commission due to Edizione Holding group for the sale of telephone cards amounted to €1 million;

•	on July 28, 2003, IT Telecom S.p.A. contributed its business segment “Corporate Solution” to Pirelli Informatica’s share capital. Pirelli Informatica changed in Shared Service Center (SCC), a consortium with limited liability held as of December 31, 2003 by IT Telecom S.p.A. (45%), Olivetti Tecnost S.p.A. (5%) and Pirelli S.p.A. (50%);

•	on July 21, 2003, the spin-off of Tiglio I and Tiglio II in Ortensia was concluded. Such transaction became effective on July 25, 2003;

•	in March 2004 TIM conferred to Shared Service Center a business segment operating in the development and maintenance of SAP applications.

Other related party transactions for the years ended December 31, 2002 and 2001: Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also included transactions between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions were reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	Mainly refers to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million)

Cost of materials and other external charges	€23 million	These essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million)

The following related party transactions were reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	These mainly refer to the above-mentioned services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million)

Trade accounts payable and other current liabilities	€9 million	These mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million)

Capital expenditures	€32 million	These mainly refer to purchases of telecommunications cables from Pirelli group

Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Old Telecom Italia from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million)

	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica

Disposal of business segments	€19 million	Gain on the sale of non-facility business segments to Pirelli Real Estate from the Old Telecom Italia Group and of Property and Project business from Olivetti Multiservices

Moreover in 2002, €20 million of telephone cards, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also included those by Telecom Italia (formerly Olivetti) with the Pirelli group. Such items include:

•	Operating revenues: mainly related to telephone services (€6.9 million).

•	Capital expenditures: mainly related to purchases of telecommunications cables (€21.5 million).

The following related party transactions are reflected in the statement of operations for the three months ended March 31, 2004:

Related party transactions for the three months ended March 31, 2004
Items	In the aggregate	Main transactions with affiliates
Operating revenues	€32 million	Refers mainly to: Shared Service Center (€9 million), Teleleasing (€8 million) and Telecom Argentina (€2 million)

Cost of materials and other external charges	€96 million	Refers mainly to: rent payable to Tiglio I (€21 million) and Tiglio II (€7 million); TLC service costs to Etec S.A. Cuba (€28 million); and maintenance and assistance contracts from Shared Service Center (€23 million), Siemens Informatica (€6 million) and Italtel (€1 million)

Other income, net	€1 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Positive for €1 million	Includes accrued interest income on loans made to certain affiliates

The following related party transactions are reflected on the balance sheet as of March 31, 2004:

Related party transactions as of March 31, 2004
Items	In the aggregate	Main transactions with affiliates
Loans under long-term investments	€109 million	Refers mainly to medium/long term loans made to TT & TIM Turchia (formerly Aria-Is Tim) (€52 million), Aree Urbane (€31 million) and Telegono (€6 million)

Trade accounts receivables and other current assets	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€14 million net of the related write-offs), Teleleasing (€44 million), Lombardia Integrata Servizi Informatici (€26 million) and Shared Service Center (€16 million)

Trade accounts payable and other current liabilities	€125 million	Refers mainly to payables for supply contracts connected with operational and investment activities. They include: payables to the Italtel group (€40 million), Shared Service Center (€27 million) and Siemens Informatica (€20 million).

Items	Related party transactions as of March 31, 2004
	In the aggregate	Main transactions with affiliates
Long-term and short-term debt	€57 million	Refers mainly to payables for finance leases to Teleleasing (€29 million), Shared Service Center (€6 million), Alladium (€7 million) and Edotel (€4 million)

Short-term financial receivables	€1 7 million	Comprises short-term loans made to TMI Canada (€9 million) and TIN Web (€5 million)

Guarantees and collateral	€975 million	Mainly comprises sureties provided on behalf of TT & TIM Turchia (formerly Aria-Is Tim) (€652 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of TT & TIM Turchia (formerly Aria-Is Tim) (€117 million)

Capital expenditures	€44 million	Consists mainly of acquisitions of telephone exchanges from the Italtel group (€40 million) and computer projects from Shared Service Center (€3 million) and from Siemens Informatica (€1 million)

Moreover, related party transactions for the three months ended March 31, 2004 include:

Items	Related party transactions as of March 31, 2004
	In the aggregate	Main transactions with affiliates
Purchases and sales commitments	€32 million	Refers to commitments with Teleleasing (€4 million) under operating leases and with Etec S.A. Cuba (€28 million) for the capital increases

Other related party transactions for the three months ended March 31, 2004: Pirelli group, Edizione Holding group, Unipol group, Banca Intesa group, Unicredito group and others

Related party transactions, excluding transactions among group companies, also include transactions entered into during the three months ended March 31, 2004 between the Telecom Italia Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredito group as follows.

The following related party transactions are reflected in the statement of operations for three months ended March 31, 2004:

Items	In the aggregate	Nature of the transaction
Operating revenues	€15 million	Mainly refers to computer services and the supply of energy services to the Pirelli group (€1 million) and telephone services to the Pirelli group (€1 million), the Edizione Holding group (€1 million), the Banca Intesa group (€3 million), the Unipol group (€1 million) and the Unicredito group (€8 million).

Cost of materials and other external charges	€19 million	Mainly refers to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€15 million), insurance services to the Unipol group (€2 million) and the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—company associated with Director Mr. Massimo Moratti (€1 million).

The following related party transactions are reflected on the balance sheet as of March 31, 2004:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€227 million	Mainly refers to the above-mentioned telephone services rendered to the Pirelli group (€6 million) and to the Unicredito group, Banca Intesa group and Unipol group (€5 million). Refers also to receivables from the Banca Intesa group related to accounts receivable sold without recourse (€216 million)

Trade accounts payable and other current liabilities	€31 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group —principally cables—(€28 million), sponsorship costs from F.C. Internazionale Milano S.p.A. (€2 million), commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million)

Capital expenditures	€4 million	Mainly refers to purchase of telecommunications cables from the Pirelli group.

Short-term financial receivables	€932 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€589 million) and the Unicredito group (€343 million)

Financial debt	€317 million	Financial exposure of the Group to the Banca Intesa group (€247 million) and the Unicredito group (€70 million)

Moreover, there were the following transactions:

•	In the first quarter of 2004, TIM and Telecom Italia disposed of telephone cards to Autogrill S.p.A. (Edizione Holding group) for subsequent sale to the general public for an equivalent amount of €5 million, the commission due to Edizione Holding group for the sale of telephone cards amounted to €1 million;

•	In March 2004, TIM conferred to Shared Service Center (a consortium with limited liability) a business segment operating in the development and maintenance of SAP applications and obtained a 4.55% stake in Shared Service Center. The value of the business segment was €65,000.

Item 8.    FINANCIAL INFORMATION

Historical Financial Statements

See Items 18 and 19 for a list of financial statements and other financial information filed with this report.

Unaudited Pro Forma Condensed Consolidated Financial Data

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 was prepared on the basis that the Merger occurred on January 1, 2003, instead of the effective date of August 4, 2003.

Under U.S. GAAP Olivetti was identified as the acquiring company based upon the requirements of SFAS 141 and the acquisition of the minority interest was accounted for under the purchase method, using fair value as the measure.

The pro forma information is intended to give a better understanding of the impact of the Merger on the full year results of the Group. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The notes to the unaudited pro forma condensed consolidated statement of operations describe the adjustments made to the pro forma condensed consolidated statement of operations to illustrate the pro forma effects had the Merger occurred on January 1, 2003.

You should read the following unaudited pro forma condensed consolidated statement of operations in conjunction with the Telecom Italia Group’s audited consolidated financial statements and notes thereto included elsewhere herein.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 is presented to the level of Income Before Discontinued Operations and Accounting Change. Discontinued operations relate to New SEAT, whose stake was sold on August 8, 2003.

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

1.	The extract from the audited consolidated statement of operations of the Telecom Italia Group on a U.S. GAAP basis included elsewhere herein, which reports the operations of New SEAT, whose stake was sold on August 8, 2003, as discontinued operations.

2.	The unaudited pro forma adjustments for computing:

i)	depreciation and amortization charges on the step up to reflect the fair values of fixed assets and intangible assets and the amortization to income of the step up to reflect the fair value of long-term debt deriving from the purchase price allocation of the Merger, had the Merger occurred on January 1, 2003;

ii)	the related tax effects; and

iii)	the effect on minority interests had the Merger and, accordingly, the acquisition of the minority interests, occurred on January 1, 2003.
3.	The unaudited pro forma consolidated financial information of the Telecom Italia Group.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the Telecom Italia Group, had the Merger in fact occurred on January 1, 2003, nor of the results of operations of the Telecom Italia Group for any future period.

You should read this section in conjunction with the Telecom Italia Group’s audited consolidated financial statements and notes thereto included elsewhere herein.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2003
		Unaudited Pro Forma
	Telecom Italia U.S. GAAP	Effect of Merger (1)	Pro Forma Telecom Italia U.S. GAAP
	(millions of Euro, except per share amounts)
Operating revenues	30,176		30,176
Other revenues	343		343

Total revenues	30,519		30,519
Operating expenses	(22,424)	(301)	(22,725)

Operating income	8,095	(301)	7,794
Financial income and expenses and other income and expenses, net	(3,140)	81	(3,059)

Income (loss) from continuing operations before income taxes	4,955	(220)	4,735
Income taxes	(1,820)	86	(1,734)

Income before minority interests	3,135	(134)	3,001
Minority interests	(1,523)	317	(1,206)

Income before discontinued operations and accounting change	1,612	183	1,795

Net income before discontinued operations per Ordinary Share—Basic	0.18		0.20
Net income before discontinued operations per Ordinary Share—Diluted	0.18		0.20
Net income before discontinued operations per Savings Share—Basic	0.19		0.21
Net income before discontinued operations per Savings Share—Diluted	0.19		0.21

Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations

Under U.S. GAAP, the combination of Old Telecom Italia and Olivetti has been accounted for under the purchase method of accounting for business combinations, with Olivetti treated as the acquiror.

1.	The unaudited pro forma adjustments relate to the computation of :

i)	depreciation and amortization charges on the step up to reflect the fair values of fixed assets and intangible assets, for approximately €301 million, the amortization to income of the step up to reflect the fair value of long-term debt, for approximately €81 million, deriving from the purchase price allocation of the Merger, had the Merger occurred on January 1, 2003;

ii)	the related tax effects for approximately €86 million; and

iii)	the effect on minority interests had the Merger and, accordingly, the acquisition of the minority interests, occurred on January 1, 2003, for approximately €317 million.

LEGAL PROCEEDINGS

General

The main disputes, litigations and arbitration proceedings in which we are involved as at December 31, 2003, are listed herein below. Except where specifically mentioned we did not make any provisions to the risk reserves because of the absence of definite and certain elements and/or because a negative outcome to the litigation is considered unlikely. In addition, proceedings involving alleged abuses of market–dominating positions against us and other antitrust proceedings are pending before the Italian competition and regulatory authority. Other than as described herein, neither we nor any of our subsidiaries is a party to any proceedings and no such proceedings are known to us to be contemplated by governmental authorities or third–parties, which, if adversely determined, could have a material adverse effect on our consolidated financial position or results of operations.

Personal Computers Business

In relation to the disposal by Olivetti (now Telecom Italia) of the personal computers business unit in 1997, lawsuits brought by the following parties are still pending before Ivrea’s Court:

•	by Centenary Corporation and Centenary International (purchasers of OP Computers S.p.A, in which the business unit personal computers has been merged) for damages estimated to be approximately €130 million;

•	by ICS S.p.A. (next transferee of the aforesaid business unit) for damages, jointly with the OP Computers bankruptcy, of approximately €16 million; and

•	by ex-employees of OP Computers S.p.A. to ascertain that the contracts relating to the disposal of the business unit are null and void and to obtain reinstatement as employees of Olivetti with payment of salary differences and damages of an estimated amount of about €210 million. On March 31, 2004, a settlement has been agreed with most of the plaintiffs, to each of whom a gross amount of €12,000 plus €1,100 for contribution to expenses has been recognized, for a total amount of about €5,300,000. The proceeding is still pending with the remaining plaintiffs, but the settlement reduces materially the amount required.

Galactica

At the end of May 2001, a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in liquidation under the name Servinternet S.p.a.) for wrongful termination by Telecom Italia of an agreement concerning the testing of an Internet flat-rate access service. Galactica sued Telecom Italia for the alleged illegality of withdrawal, claiming damages and challenging Telecom Italia not to interrupt the distribution of the service. In February 2002, in a separate claim, Galactica claimed further damages caused by the alleged unfair competition practices of Telecom Italia. In May 2002, the competent Italia court combined the two cases. On October 16, 2002, Servinternet presented another claim against Telecom Italia. This case has also been combined with the other two cases pending before the same court. In addition, the proceedings brought before the National Regulatory Authority concluded with no agreement having been reached. After the rejection of some of the precautionary petitions, Servinternet has claimed damages for approximately €90 million.

Teleque Communications

On November 6, 2002, Teleque Communications S.p.A., a company operating in the sector of prepaid telephone cards for international telephone services, has brought suit to summon Telecom Italia before the Rome Court of Appeal claiming alleged unfair trade practices and asking for damages of €65 million. Teleque Communications (which filed for bankruptcy in December 2003) claims that Telecom Italia acquired a competitive advantage by adding, for the supply of its interconnecting services, additional costs which, vice-versa, were not charged to Telecom Italia’s final customers of prepaid international services.

De Agostini

De Agostini initiated arbitration proceedings against SEAT (now Telecom Italia Media), Matrix, Buffetti Group and Finanziaria Web for the alleged nonfulfillment of the framework agreement of September 20, 2000, with regard to SEAT’s obligation to acquire the Finanziaria Web S.p.A.’s shares still held by the De Agostini group. Effectively, the De Agostini group maintains that all the conditions stipulated in the contract for executing the agreement were fulfilled, whereas Telecom Italia Media maintains that this is not true and that, in any case, the fact that market conditions changed rendered the acquisition excessively onerous. The De Agostini group is asking for specific performance of the framework agreement and that the Finanziaria Web shares should be transferred to Telecom Italia Media for the amount originally agreed of €700 million, as well as the payment of unspecified damages.

De Agostini also requested that the contract should be reduced to fair value, indicating the sum of €630 million as being fair consideration for the purchase of 40% of Finanziaria Web, or—as a further condition—the sum be decided by the Arbitration Board. During the course of the arbitration proceedings Telecom Italia Media presented further grounds, claiming a conflict of interests in the finalization of the agreement, in addition to the request of the annulment of the agreement. On request by the Arbitration Board, the deadline for the decision has been extended up until November, 2004.

Meanwhile, on March 24, 2004, the Arbitration Board invited the parties to evaluate the existence of conditions to reach an out of court settlement. As a result, contacts among the parties’ legal counsels are currently in progress.

Cecchi Gori Group

Arbitration.    On October 1, 2003, an arbitration panel announced the award in the proceedings initiated in August 2001 by Cecchi Gori Group Fin.Ma.Vi. S.p.A.(“Fin.Ma.Vi.”) and Cecchi Gori Group Media Holding S.r.l. (“Cecchi Gori Media Holding” and, together with Fin.Ma.Vi., “Cecchi Gori Group”) against SEAT—at this date against Telecom Italia Media—claiming the rescission or the invalidity of the August 7, 2000 contract for the acquisition by SEAT of 75% of the share capital of Cecchi Gori Communications S.p.A. (now called Holding Media Comunicazione, parent company of the companies owning La7 and MTV) and obtain compensation for damages incurred, of €387 million. The panel rejected all the claims, stating—substantially—the legitimacy of the acts which led SEAT to become the sole shareholder of Cecchi Gori Communications.

Litigation.    Litigations still pending are as follows:

•	before the Rome Court of Appeal:

•	appeal by the Cecchi Gori Group against the decision which rejected its request to find the August 11, 2000 resolution of the Extraordinary Shareholders’ Meeting of Cecchi Gori Communications null and void. The resolution regards certain amendments to the bylaws;

•	appeal by the Cecchi Gori Group against the decision which rejected the request for the annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications at December 31, 2000. In view of the losses resulting in the balance sheet at that date, the Shareholders’ Meeting held on April 27, 2001, wrote off and then recapitalized the share capital of Cecchi Gori, entirely subscribed only by SEAT;

•	before the Milan Courts:

•	claims for damages caused to Cecchi Gori Group and Vittorio Cecchi Gori as a result of the alleged illegal conduct by SEAT and the directors which it appointed in Cecchi Gori Communications. Such conduct was alledgedly aimed at removing Cecchi Gori Group Media Holding as minority shareholder;

•	appeal against the decision with which the Milan Courts rejected, over the merits, the request for the annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Group Media Holding were pledged to SEAT.

Universal Service

In January 2002, the TAR of Lazio ruled in favor (only with respect to procedural issues) of the appeal presented by Omnitel to obtain the annulment of the resolution passed by the National Regulatory Authority on “Application of the sharing mechanism for the net cost of the universal service for 1999”, a resolution which was also contested by Infostrada.

As a consequence, Omnitel filed an appeal with the Italian administrative courts of appeal (Consiglio di Stato) and did not pay its share of the universal service (approximately €9 million). On November 12, 2003, the

Consiglio di Stato partially accepted the appeal, ruling that the resolution passed by the National Regulatory Authority was invalid due to a lack of investigations in relation to the effective competitiveness in the telecommunications market in 1999.

In the meanwhile Vodafone Omnitel also filed an appeal before the TAR of Lazio to annul the resolution under which the National Regulatory Authority, in executing the sentence by the TAR of Lazio in January 2002 to revise the procedure with regard to the sharing of the net cost of the universal service for 1999, recalculated the amount due as contribution from Vodafone Omnitel for its share.

The appeals made at the beginning of 2002 to annul the resolution containing the regulations on the “Universal Service: Application of the sharing mechanism for the net cost of the universal service for 2000” are still pending. In particular, Omnitel has requested the suspension of the efficacy of the resolution and that the case be referred to the Court of Justice of the European Community in order to ascertain the correct interpretation of the EU directives. As a result of the appeal, Omnitel and Wind did not pay their contribution share for the supply of the universal service for 2000 for a total amount of €12 million.

In May 2003, Vodafone Omnitel also contested, before the TAR of Lazio, the communication dated April 29, 2003 in which the Ministry of Communications ordered Omnitel to pay the amount of the contribution to finance the universal service for the year 2000.

Fee concerning article 20, paragraph 2, law No. 448 of 23.12.1998

Telecom Italia, Tim, Wind and Omnitel (before the TAR of Lazio) as well as Infostrada and Albacom (through an extraordinary appeal to the President of the Republic of Italy) contested the Ministerial Decree of March 21, 2000, introducing Italian Law No. 448 dated December 23, 1998, which—as of January 1, 1999—established a new license fee (in place of the concession fee) to be paid by telecommunication operators, the amount of which is based upon a declining percentage from 1999 to 2003 (from 3% to 1.5%) on revenues generated in the year prior to the expected payment. The appeal contested the compatibility of Article 20 of the above-mentioned ministerial decree with EU regulations relating to telecommunications, and, in particular, the principle that telecommunications companies cannot be charged further fees other than those provided for in the same EU regulations (hearing expenses, utilization of the so-called “scarce resources” and financing of the universal service).

Both the Consiglio di Stato (in expressing its opinion to the Head of State of Italy on the extraordinary appeal made by Infostrada and Albacom) and the TAR of Lazio raised the preliminary question before the Court of Justice of the European Community, which, on September 18, 2003, in announcing its decisions on the appeals presented by Albacom and Infostrada, stated that the fee is incompatible with EU regulations.

In a meeting held on November 18, 2003, the Consiglio di Stato did not express any final opinion on the extraordinary appeals made by Infostrada and Albacom. The Consiglio di Stato ordered the transfer of the Court of Justice ruling to the Prime Minister offices and to the Ministry of the Economy, for forwarding to the appealing companies. The Ministry of the Economy must draw up its final considerations with a specific full report, after which the case will be submitted once again to the Consiglio di Stato for its final opinion.

In addition the Court of Justice announced to the TAR of Lazio that it would confirm its decisions of September 18, 2003. The TAR must issue a ruling on the appeals made by Telecom Italia, TIM, WIND and Omnitel and has asked for a specific decision to the same Court of Justice.

In light of the above, the Telecom Italia Group reversed liabilities and reserves for risks and charges for an amount of €1,465 million with respect to the years 2000, 2001 and 2002.

While waiting for the final ruling by the administrative judge, the TLC license fee paid by the Telecom Italia Group for the year 1999 of €546 million has not been credited to income.

* * *

Moreover, in March 2003, Telecom Italia and TIM brought suit before the TAR of Lazio in order to obtain the restitution of the concession fee paid for the year 1998 amounting to €529 million. The request is founded upon the illegitimacy of the provision of Article 21 of D.P.R. 318/97 which kept the fee in force even after the EU Directive 97/13 came into effect and the term expired for its introduction into Italian law.

* * *

With the filing of an appeal in November 2003, with the TAR of Lazio, Telecom Italia asked to ascertain its right not to make any payment of the concession fee for 1998 and for the cancellation of the communication issued by the Ministry of Communications on July 9, 2003, in which the exclusion of several revenue items in the income subject to fee for the years 1997 and 1998 was contested. The adjustment resulting from a recalculation would stand at €31 million for 1997 and €41 million for 1998.

These proceedings follow other proceedings already filed by Telecom Italia from 2000 regarding the method of calculating the concession fee in relation to the gradual process of liberalizing the telecommunications sector.

An amount of €64 million has been provided for in the financial statements for such disputed charges.

Alleged Violations Of Regulations Governing Competition

On April 27, 2001, the Italian Antitrust Authority, pursuant to a complaint made by Wind (formerly Infostrada) alleging unfair practices of Telecom Italia relating to ADSL technologies, ruled that Telecom Italia had abused its dominant position in the ADSL and xDSL market and fined Telecom Italia €59 million. Telecom Italia appealed the ruling and the fine to the Regional Administrative Tribunal, or TAR, of Lazio. The TAR of Lazio dismissed the appeal but reduced the fine to €29 million. Although Telecom Italia has paid the fine, it appealed the ruling to the Consiglio di Stato; in order to obtain the annulment of the ruling which was disputed on the basis of general unreasonableness and lack of motivation and preliminary investigation.

During the period from 2001 to date, certain telecommunications operators have claimed that they suffered damages as a consequence of Telecom Italia’s alleged unfair trade practices: on January 2003 the Court of Appeals of Rome ordered Telecom Italia to pay €2 million as a refund for Albacom, Wind, Cable & Wireless (formerly Unidata) and Data Service.

Claims brought by other operators for similar reasons are pending for approximately €120 million; their probable result, given the notable similarity to the previous actions and the identity of the judging body, is considered to be analogous to that of the first proceedings. Based on this evaluation, Telecom Italia has provided approximately €4.2 million in the reserve for risks.

* * *

Following a petition by competing operators, in 2003 the National Regulatory Authority alleged that Telecom Italia conducted unfair trade in 2003 practices which harmed the development of a competitive market (Resolution No. 179/01/CONS) and has subsequently started the relative proceedings for sanctions. A counter-claim is pending before the TAR of Lazio for both the presumed proceeding and the subsequent resolutions.

* * *

In June 2003, the Antitrust Authority began proceedings against Telecom Italia for alleged abuse of dominant position claiming the illegality of certain commercial agreements relating to business customers. In particular, the abusive conduct by Telecom Italia specifically would refer to having established service prices for the wireline network, with the intent to exclude competitors who would not be able to replicate such prices due to the interconnection costs charged by Telecom Italia.

In September 2003, the Company contested the proceedings before the TAR of Lazio, with reference to the dispute of the legality of the offer made in the public bid announced by CONSIP in 2002. The appeal was ruled against in March 2004. The ruling has not been deposited yet, and therefore the reasons of the decision are not yet available.

Disputes Concerning Orders By The National Regulatory Authority

In March 2003, the National Regulatory Authority and Wind were notified of the appeal presented before the TAR against the resolution regarding “Current cost accounting guidelines for notified operations of wireline and wireless networks” which constitutes the basis for establishing the prices to be applied to operators which make request to use the network.

Telecom Italia has contested the part of the resolution in which the National Regulatory Authority establishes that the current cost method (adopted to replace the historical cost method) should not be applied to the so-called “access network” for which the National Regulatory Authority has reserved the right to make future judgements and with reference to which it should continue, therefore, to apply the historical cost method.

* * *

On April 14, 2003, Telecom Italia challenged the National Regulatory Authority Resolution 02/03/CIR (“Valuation and request to change the rates of reference for 2002 by Telecom Italia”) and Resolution 03/03/CIR (“Criteria for the preparation of the rates of reference for 2003 by introducing a programmed system to adjust the maximum applicable rates”).

In particular, the dispute concerns (i) the improper reduction of the prices for interconnection service proposed by Telecom Italia for the year 2002, which would derive from the application—with retroactive effect—of new criteria for the distribution of costs, considered to be unjustifiable from an economic standpoint, and (ii) the obligation to present the rates of reference for 2003 in a very short time–frame (30 days) on the basis of criteria that were never discussed during the preliminary discussions.

* * *

In May 2003, the National Regulatory Authority identified Telecom Italia, TIM and Vodafone as “telecommunication bodies having considerable market power for the year 2001”. The National Regulatory Authority, in order to determine which operators were to “be notified” in the interconnection market, separated the fixed interconnection market from the mobile interconnection market according to criteria which are neither based on the law governing the sector nor conform with the segmentation as provided by the EU regulatory framework.

As a consequence, TIM filed an appeal before the TAR of Lazio against this resolution, in the part in which it did not also include Wind in the group of operators.

* * *

In October 2003, Telecom Italia asked the TAR of Lazio to cancel, upon suspension, the resolution of the National Regulatory Authority of June 2003, which accuses the Company of having made, in the public bid announced by CONSIP in 2002, a wireline phone service offer which did not comply with the contents of the individual license. The Company concurrently contested the minutes in which the Authority ascertained that the aforementioned facts violated art. 7, paragraph 1, of D.P.R. No. 318/97 (“Economic conditions of the offer”) which calls for a pecuniary administration fine of between approximately €5,000 and €52,000.

In December the Authority decided to suspend the proceedings in order to forward a request to the Consiglio di Stato for its opinion on the matter.

In March 2004, the TAR of Lazio ruled against Telecom Italia’s appeal. The ruling has not been deposited yet, and therefore the reasons of the decision are not yet available.

Ministry Of Defence

The Ministry of Defence and the Ministry of Communications, with the regulations formalized in 2001, have quantified the expenses to liberate the 900 Mhz frequency band in approximately €52 million for the four year period 1998-2001, charging such expenses entirely to TIM as license holder of the TACS service. The liberation of the band in question, instead, was aimed at amplifying the frequency resources to be destined to GSM and, as such, to be allocated among all the beneficiary operators.

TIM has consequently asked the TAR of Lazio to annul such decisions. The amounts corresponding to the disputed charges have been provided for in the financial statements.

STET Hellas

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

Although Stet Hellas considers its defensive line well founded, it has set up a provision in the fund for risks and charges relating to the litigation.

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

At the end of May 2003, OTE served upon Telecom Italia two notices of arbitration pursuant to the shareholder agreement dated June 9, 1997 and the bilateral agreement between Telecom Italia and OTE dated June 4, 1997, respectively, alleging breaches of these agreements, as a result of the re-sale of 29% interest in Telekom Srbija to Serbian PTT. OTE alleges that, as a result of this sale, Telecom Italia (i) violated the preemptive right to which it was entitled according to the agreement (a right, however, that was subject to the consent of the Serbian government which, in this case, was denied), (ii) would not have proceeded to pay fully the percentage of management fees to which it was entitled and which was referred to in the technical assistance contract mentioned in the agreement and (iii) would have violated the shareholder agreement by selling its investment without the consent of the other shareholders.

OTE also presented two requests for arbitration to PTT Serbia for different reasons.

Under the sale agreements, PTT Serbia agreed to relieve Telecom Italia of any and all responsibilities with regard to OTE resulting from the shareholder agreement of June 9, 1997, the technical assistance agreement and any other contract related thereto.

The arbitration panel composed of three arbitrators has been recently appointed.

The balance sheets of Telecom Italia International contain a specific provision fund for risks.

Is TIM

On March 31, 2003, a request for arbitration was filed with the Paris International Chamber of Commerce by IS TIM against the Turkish telecommunications regulatory agency claiming violation of the concession granted in October 2000 wherein it is stated that the agency has the obligation to create and maintain market conditions such as to permit effective competition among the providers.

IS TIM asked for compensatory damages of U.S. $ 2.5 billion and which were to be decided on during the course of the case. Moreover, the company expressly reserved to ask for the resolution of the concession contract and the consequent restitution of the price paid at the time.

Subsequently, in February 2004, the merger of IS TIM and the Turkish radiomobile operator Aycell, controlled by Turk Telecom, took place. Concurrently, an agreement was reached with the Turkish telecommunications regulatory agency which led to the discontinuation of the arbitration proceedings.

Med Nautilus

On June 30, 2003, Telecom Italia International received from the minority shareholders of Mediterranean Nautilus Ltd, (51% of which is controlled by Mediterranean Nautilus S.A.) notice of exercise of a put option for an overall number of 24,500 shares of the same Mediterranean Nautilus Ltd, with an invitation to start negotiations to determine their fair market value. Telecom Italia International communicated that it had no obligation to purchase, having at the time transferred to Mediterranean Nautilus SA its stake in Mediterranean Nautilus Ltd. and all the connected obligations (including the put option) provided for in the shareholders’ agreement of Mediterranean Nautilus Ltd dated June 29, 2000.

Subsequently, in October 2003, FTT Investments (the minority shareholder of Mediterranean Nautilus S.A.) notified Telecom Italia, Telecom Italia International and Mediterranean Nautilus S.A. of a request for international arbitration for the cancellation of the agreement signed in March 2001 regarding the transfer from Telecom Italia International to FTT Investments of 30% of the share capital of Mediterranean Nautilus S.A..

FTT investments claims it was misled in purchasing the investment on the basis of a false representation (specifically, information was omitted concerning the existence of a put option versus Mediterranean Nautilus S.A. on the Mediterranean Nautilus Ltd. shares owned by the minority shareholders). Accordingly, FTT invokes invalid consent as a result of fraudulent intent on the part of the Telecom Italia Group, or, in any case, invokes that it was led into error over the subject of the contract, asking for the restitution of the price paid (approximately US $ 98 million) in addition to interest and save the right to make additional claims.

Telecom Italia has requested its dismissal out of the arbitration proceedings as FTT Investments did not address to Telecom Italia any specific request. On the contrary, in May 2004, FTT amended its request by extending it also to Telecom Italia.

Iridium

A complaint was filed in June 2000, with the U.S. District Court for the District of Delaware by The Chase Manhattan Bank (“Chase”), now JPMorgan Chase Bank, in connection with an U.S.$800 million financing granted by Chase to Iridium Operating LLC, a subsidiary of Iridium LLC in 1998. Iridium LLC filed for Chapter 11 bankruptcy protection on August 13, 1999. The complaint seeks to enforce a commitment to purchase, under certain circumstances, additional capital of Iridium LLC by certain interest holders of Iridium LLC. The complaint asserts that the commitment to purchase additional capital was pledged as collateral to Chase in connection with the above referenced financing. Chase amended its complaint in February 2001, to assert additional claims for alleged fraud and misrepresentation against the defendants.

Telecom Italia directly held approximately a 3.8% interest in Iridium LLC until October 1996. In November 1996 Telecom Italia contributed its interest in Iridium LLC to Iridium Italia S.p.A., a company owned by Telecom Italia (30% interest), TIM (35% interest) and Telespazio (35% interest).

On April 5, 2002, the Magistrate Judge issued an Order granting Telecom Italia’s motion to dismiss from the claim filed by the Chase Manhattan Bank, as it retains no direct interest in Iridium LLC. Such Order has been objected by Chase on April 19, 2002. Thereafter, Chase named Iridium Italia (in liquidation) as defendant.

In March, 2004, the Court rejected the recommendations of the Magistrate Judge and the defense of the defendants and qualified the claim for a decision on the merits. Telecom Italia filed a preliminary appeal prior to the final decision on the merits, objecting to the Court not considering the defense arguments presented.

Brasil Telecom

In April 2001, the Brazilian company Brasil Telecom S.A. (“BT”, affiliated to Telecom Italia International through its holding Solpart Participações) brought two lawsuits before the Civil Court of Rio de Janeiro (Brazil) against, (i) Telecom Italia and Telecom Italia International and (ii) two directors of BT appointed by Telecom Italia International. BT claims damages suffered as a result of the acquisition of Companhia Riograndense de Telecomunicaçoes (“CRT”) and the failure to participate in the auction of the SMP (Serviço Movil Pessoal) radiomobile licenses. Such damages are supposedly the result of (i) in the case of CRT, alleged abuse by Telecom Italia and Telecom Italia International, who are accused of interfering with the negotiations for the purchase of the company and the determination of the sale price; (ii) in the case of the SMP auction, the impossibility of BT to take part in the auction owing to the alleged restrictions placed by the directors appointed by Telecom Italia International, under the supposition of favoring the subsidiaries of TIM in the assignment of the licenses.

Both cases are still in the preliminary investigation stages. The Judge appointed an expert to determine the value of the damages allegedly suffered by BT.

As far as the purchase of CRT is concerned, BT claims that Telecom Italia International started a series of activities to recognize an unjustified extra charge to the sale price to the sellers (including Telefonica de Espana). This undue interference compromised the negotiations between BT and the sellers “freezing” them on a price of U.S.$850 million which, only after considerable efforts made by the BT representatives, the sellers agreed to reduce to U.S.$800 million, the price at which BT concluded the sale. BT is, therefore, asking for payment of damages incurred for an amount equal to the difference between the price paid for the purchase of the stake in CRT and the value of the stake at that time.

Telecom Italia considers BT’s claims groundless as they are based on a partial and incomplete reconstruction of facts and are not supported legally or by any forms of proof. In particular:

•	there is no proof of the undue assumption or exercise by any of the defendants of any powers to represent the plaintiff company in negotiations with the sellers of the controlling stake in CRT;

•	on the contrary, all the stages of the negotiations which led to the purchase of the shares of CRT by BT were duly approved by the competent corporate bodies of BT itself and its controlling companies, on the basis of the evaluations acquired by third party consultants specifically appointed by BT.

As far as the auction of SMP is concerned, BT is claiming damages (to be determined by the judge) for not being in a position to take part in the auction itself as a result of the illegitimate conduct of Telecom Italia, Telecom Italia International and the Directors appointed by it. The lawsuit (started together with the lawsuit regarding the purchase of CRT) is considered by Telecom Italia to be without merit.

TIM took part in the SMP auction in 2001 and was awarded the license to offer mobile telephony services on the whole of the national territory in GSM technology. TIM’s participation in the auction was disclosed at the proper time by the representatives of Telecom Italia International to the representatives of the Opportunity Group (indirect controlling company of BT). The Opportunity Group decided to let BT participate in the auction, even though its activities were focused traditionally on the fixed wireline and Opportunity and BT managers (appointed by Opportunity) were aware of the fact that:

•	BT would have been able to compete exclusively for the mobile telephony license in a limited geographical area, not having satisfied yet the universal service objectives assigned to it at the time, and

•	according to Brazilian regulations, BT would have been prevented from purchasing a license for the performance of mobile telephony services in the region in which it operates due to ownership by its indirect shareholders (Telecom Italia itself through several Brazilian subsidiaries of TIM and the Opportunity Group) of licenses for the performance of mobile telephony services in territories including the region itself.

BT’s Board of Directors was informed of BT’s intention to participate in the SMP auction only a few days before the close of the auction itself. Despite this, Telecom Italia did not interfere with BT’s participation nor did it ever impose any conditions to the BT offer.

On April 7, 2004, BT filed a lawsuit against Telecom Italia International before the Court of Rio de Janeiro, claiming damages allegedly deriving from abuse of control power by Telecom Italia International. In particular,

BT alleges to have incurred damages in three different circumstances: (i) failure to acquire a company (namely, Vicom) in 1999, (ii) financing from BNDES at certain terms and conditions in 1999, and (iii) failure to obtain financing through issuance of debentures in 2001.

Solpart

On August 27, 2002, Telecom Italia International reached an agreement with the shareholders of Solpart for a reduction of its stake from 37.29% to 19% of the ordinary share capital, through the transfer of 18.29% of the ordinary share capital to Timepart Participações and to Techold Participações. This reduction, together with the suspension of certain governance rights assigned by agreement to Telecom Italia International, enabled—amongst other things—TIM to overcome certain regulatory impediments which had blocked the start of the GSM commercial offer by the local subsidiaries of TIM. In order to be restored to its original ownership position, within the framework of the original transaction, a right of resale/repurchase was provided in the agreement between Telecom Italia International and the shareholders of Solpart which could only be exercised upon the occurrence of certain conditions.

In November 2002, the local operators Telesp Celular and BCP asked for the suspension of the effectiveness of the above-mentioned share transfer as well as the related administrative orders. Following the rejection of the request for precautionary measures, BCP filed a law suit—before the Federal Court of Brazil, against ANATEL, the Brazilian Telecommunications Agency, in order to obtain the annulment of the assignment of the GSM frequencies to TIM’s subsidiaries in Brazil. The case is currently pending.

In December 2003, Telecom Italia International was notified of a request for international arbitration made by Techold and Timepart before the Paris International Chamber of Commerce. The request for arbitration was also made to Telecom Italia who was notified on January 29, 2004. The request for arbitration is essentially aimed at obtaining a pronouncement of the “non implementation” of several clauses contained in the agreement of August 2002, regarding the retransfer of the stake transferred to Techold and Timepart, as well as the exercise of governance powers as provided for by the shareholders’ agreement currently existing between the Solpart shareholders.

On January 19, 2004, the Brazilian Telecommunications Agency, Anatel, authorized—subject to certain conditions—Telecom Italia International to repurchase its stake in Solpart transferred at the time to Techold and Timepart, as well as to exercise, once again, its governance rights.

Consequently, Telecom Italia International has formally asked that the retransfer of the above mentioned stake, as the conditions precedent are satisfied, be made, as well as to be allowed to exercise its governance rights.

Techold and Timepart have refused to comply.

As a result, on January 23, 2004, Telecom Italia International filed, with the Rio de Janeiro Civil Court a petition to obtain an immediate order protecting its right to have the fulfillment of the contractual obligations made at the time by Techold and Timepart, binding as well on Solpart, Brasil Telecom Participações and BT, pursuant to Brazilian law. The judge responsible for the proceedings has not yet issued decision.

Pending the foregoing decision, Telecom Italia International has begun the merit phase requesting—as permitted by Brazilian law—a provisional decision to anticipate the final ruling.

Finally, Animec (a national Brazilian association which represents the minority shareholders of listed companies) presented the antitrust authorities with a petition to block the retransfer of the stake in Solpart, and the exercise of Telecom Italia International’s governance rights, claiming that this would damage the overall competitive framework. On March 17, 2004, the antitrust authorities provisionally suspended the repurchase and the effective exercise of governance rights, in order to evaluate the possible existence of unfair trade practices. Telecom Italia asked the antitrust authority to reconsider its decision. The reconsideration proceeding is currently pending.

Telecom Argentina

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities to start proceedings to resolve the disputes which arose between Telecom Italia and the Argentine State, pursuant to the “Bilateral agreement between Italy and Argentina concerning the promotion and protection of investments”. The proceedings are aimed at receiving compensation for damages deriving from the issuance, by the Argentinian government, of measures considered to be detrimental to the investment made in Telecom Argentina by Telecom Italia.

In particular, the notice is required in order to start the period established by law in which to effect an attempt at a settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Digitel

In 2002 Digitel, of which 67.12% of its share capital is owned by TIM International, as a consequence of the devaluation of the Venezuelan currency against the U.S. dollar, recorded an operational loss equal to approximately 120% of its share capital.

According to Venezuelan law, a more than two thirds decrease in the share capital as a result of losses can result in the liquidation of the company if—once the loss is ascertained—the shareholders do not provide for the replenishment of such loss.

According to the same law, the losses can be offset through contributions, without reduction of the share capital. Those shareholders who do not contribute, pro quota, to the replenishment of the losses are entitled to a right of withdrawal, with a reimbursement of the stake in proportion to the percentage of the net equity resulting from the last approved financial statements. As the equity is negative, the withdrawing shareholders would not be entitled to anything.

In February 2003, Digitel’s Board of Directors approved the financial statements for the fiscal year 2002, ascertaining a decrease in the share capital due to losses in excess of two thirds as provided for by local legislation.

Following the approval of the draft financial statements, during the period from March to June 2003, in order to avoid participating in the replenishment of the losses, some minority shareholders started legal actions before the Venezuelan judicial authorities against Digitel and TIM International, in order to obtain the cancellation of the resolutions approving the 2002 financial statements and the issue of urgent measures to prevent the losses replenishment. Another minority shareholder requested, on the basis of the losses resulting from the financial statements, the winding-up of the company.

Between May and June 2003, the Venezuelan courts rejected some of the appeals presented by the minority shareholders and revoked the precautionary provisions previously issued.

On June 6, 2003, the Digitel shareholders’ meeting, in order to avoid the winding-up of the company on the basis of opinions issued by Venezuelan legal consultants who assist TIM International, approved—with a contrary vote of the minority shareholders present at the meeting and the favorable vote of TIM International—the financial statements for the year 2002 and the losses replenishment. On the same date, TIM International contributed, as its share, to such replenishment with a financial credit it had towards Digitel of approximately U.S.$ 45 million, resulting from a loan previously granted to the Venezuelan company.

At the deadline set for payment, some minority shareholders did not pay their share to replenish the losses. In particular, on July 11, 2003, the deadline set by the Board of Directors for the losses replenishment, the shareholders of the Santander Group and LAIB made their payment contesting, however, the legitimacy of the operation and reserving the right to claim their payment back in the case it was considered judicially illegitimate, whilst other shareholders did not make any payments, contesting the legitimacy of the resolutions of the Shareholders’ Meeting of June 6, 2003.

Subsequently, on the basis of the actions taken by the minority shareholders, local judicial authorities have taken precautionary measures, opposed by Digitel, which have—for the time being—prevented the completion of the replenishment operations.

In addition, since May 2003, arbitration proceedings have been underway before the International Chamber of Commerce between TIM International and Venconsul, another shareholder of Digitel, in which the two parties have each alleged violations of the shareholder agreements. These shareholder agreements, signed by TIM

International and by the main shareholders of Digitel upon acquisition of the stake by TIM International (November 2000) entitle the above-mentioned minority shareholders, amongst other things, to certain veto rights on specific important matters relating to the management of the company.

Finally, in November 2003, the minority shareholders of Digitel who agreed to the afore-mentioned shareholder agreements, exercised the sale rights (“Put Option”) provided for in the agreement, with respect to the total amount of shares they owned. The procedure for the exercise of the Put Option provides, in short, that after an initial negotiation phase for the purpose of jointly establishing the exercise price, the determination of the price is assigned to two investment banks.

Without reaching agreement in the initial negotiation phase, the shareholders who exercised the Put Option and TIM International appointed investments banks to represent them and, in February 2004, the parties exchanged the valuations made by their respective investment banks in order to determine the “fair market value” of Digitel on the basis of which the price of the Put Option could be established. As the evaluations made differed significantly as far as the amount was concerned, the final phase of the procedure was implemented, which involved the appointment by the two evaluators of a third independent investment bank which must establish in a mandatory manner the “fair market value” of the stake subject to the Put Option.

The two investment banks were unable to agree on the appointment of the third independent evaluator. However, in the meantime TIM International has signed a settlement agreement to purchase the shares owned by all the minority shareholders of Digitel (32.88% of Digitel equity) including those that had exercised the put option. The closing of this settlement agreement is subject to the fulfilment of certain conditions, the main one being the definitive, irrevocable and unconditional dismissal of all pending claims against TIM/Digitel and the definitive, irrevocable and unconditional dismissal of the arbitration proceeding between TIM International and Venconsul pending in New York under the ICC rules. Once the closing takes place, TIM international (that for this transaction will pay about U.S.$110 million) will become the owner of 100% of Digitel.

Item 9.    LISTING

Trading of Telecom Italia Shares and Savings Shares

The principal trading market for the Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (See “—Securities Trading in Italy”).

Following the Merger, which became effective on August 4, 2003, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the 1934 Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act.

Ordinary and Savings Share ADSs, each representing respectively ten Shares and ten Savings Shares, have been quoted on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third quarter—from August 4 to September 30(1)	2.3240	2.1040	26.31	23.57
Fourth quarter	2.4390	2.1130	29.92	24.75
2004:
January	2.6160	2.4030	33.24	30.53
February	2.6170	2.4720	33.18	30.91
March	2.5950	2.3870	32.13	29.38
April	2.6970	2.561	32.03	30.97
May	2.703	2.452	32.80	29.74
June (through June 1, 2004)	2.493	2.493	30.84	30.84

Source: Bloomberg data

(1)	The official prices of Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the incorporation of Telecom Italia S.p.A. with and into Olivetti S.p.A., which became effective on August 4, 2003. See below “Trading of Shares and Savings Shares of Old Telecom Italia.”

At the close of business on June 1, 2004 there were 18,771,578 Ordinary Share ADSs outstanding held by 150 registered holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third quarter—from August 4 to September 30 (1)	1.5760	1.4320	19.00	16.09
Fourth quarter	1.6460	1.4650	20.90	17.33
2004:
January	1.7890	1.6340	22.84	20.98
February	1.8470	1.7040	23.54	21.28
March	1.8620	1.7240	22.90	20.78
April	1.974	1.860	23.68	22.44
May	1.967	1.765	23.20	21.46
June (through June 1, 2004)	1.773	1.773	22.15	22.15

Source: Bloomberg data

(1)	The official prices of the Savings Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the incorporation of Telecom Italia S.p.A. with and into Olivetti S.p.A., which became effective on August 4, 2003. See below “Trading of Shares and Savings Shares of Old Telecom Italia.”

At the close of business on June 1, 2004, there were 1,232,941 Savings Share ADSs outstanding held by 9 registered holders.

Fluctuations between the euro and the U.S. dollar will affect the dollar equivalent of the price of the Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On June 1, 2004, the Noon Buying Rate for the euro was U.S.$1.2210 = €1.00.

Trading of Old Telecom Italia Shares and Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the ordinary shares of Old Telecom Italia on Telematico and high and low closing prices of ordinary share ADSs of Old Telecom Italia on the NYSE until and including August 1, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2000:
First Quarter	19.12	11.81	195	121 9/16
Second Quarter	16.08	12.78	150 6/16	117 7/16
Third Quarter	14.93	11.68	145 1/16	105
Fourth Quarter(1)	13.67	11.24	121 14/16	97 8/16
2001:
First Quarter	13.42	10.50	127.50	95.55
Second Quarter	12.34	9.52	113.25	83.00
Third Quarter	10.74	6.40	94.50	60.00
Fourth Quarter	9.82	8.00	90.35	75.50
2002:
First Quarter	9.73	8.55	88.75	75.18
Second Quarter	9.21	7.49	85.00	74.60
Third Quarter	8.35	7.08	83.20	71.35
Fourth Quarter	8.31	7.03	85.25	70.45
2003:
First Quarter	7.53	5.31	80.19	58.65
Second Quarter	8.14	6.61	94.43	70.14
Third Quarter (until August 1, 2003)	8.05	7.47	91.10	84.30

Source: Reuters data

(1)	The official prices of Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

The table below sets forth, for the periods indicated, reported high and low official prices of the savings shares of Old Telecom Italia on Telematico and high and low closing prices of the savings share ADSs of Old Telecom Italia on the NYSE until and including August 1, 2003 for the period following such date.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2000:
First Quarter	8.38	5.39	82 11/16	58 10/16
Second Quarter	6.85	5.94	67 2/16	56 14/16
Third Quarter	7.15	5.79	71	55
Fourth Quarter(1)	6.29	5.50	58 8/16	52 4/16
2001:
First Quarter	6.84	5.44	63.38	52.50
Second Quarter	6.89	5.05	61.00	45.94
Third Quarter	5.83	3.63	50.50	37.50
Fourth Quarter	5.85	4.44	52.29	49.00
2002:
First Quarter	6.20	5.21	55.96	47.51
Second Quarter	6.14	4.94	57.00	50.32
Third Quarter	5.50	4.80	56.50	53.00
Fourth Quarter	5.38	4.77	56.33	48.67
2003:
First Quarter	4.90	3.35	52.00	37.50
Second Quarter	4.96	3.94	57.59	42.50
Third Quarter (until August 1, 2003)	5.08	4.64	53.75	52.92

Source:	Reuters data

(1)	The official prices of the Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

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

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third business day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price” calculated as a weighted average of the last 10% of tender effected during such day are reported daily. The Bank of Italy, in accordance with CONSOB, regulates the governing of the clearing system; with a provision dated September 8, 2000, the Bank of Italy specifies that the clearing system be performed by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

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

Starting May 15, 2000, the most liquid shares traded on Telematico, including the Shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

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

Clearance and Settlement of Telecom Italia Shares

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which will open an account in the name of each company in its register.

Beneficial owners of Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Shares and Savings Shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their Shares and Savings Shares. All new issues of Shares and Savings Shares and all other transactions involving Shares and Savings Shares must settle electronically in book-entry form.

Shares and Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such Shares and Savings Shares through Euroclear or Clearstream (outside the United States).

Item 10.    ADDITIONAL INFORMATION

CORPORATE GOVERNANCE

Differences in Telecom Italia’s corporate governance and New York Stock Exchange corporate governance practices

In November 2003, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, Telecom Italia must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. As of May 6, 2004, with the election of a New Board of Directors, Telecom Italia’s Board now has a majority of independent directors (10 out of 19), with the status of “independence” determined under Italian Listing Standards and Telecom Italia Internal Regulations (Self-Regulatory Code). See also below under “—Board of Directors—Independent Directors”.

Non-management Directors Meetings.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. There are no corresponding provisions under Italian rules. See also below under “—Board of Directors—Executive directors and activities of the Board”.

Nominating/Corporate Governance Committee.    Under NYSE standards, US companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter. Telecom Italia does not have a nominating committee. Directors are appointed by shareholders through the “voto di lista” system which permits shareholders, who alone or together, hold shares representing at least 1% of the share capital to put forward slates of directors. The system is intended to ensure that minority shareholders will have representation on the Board. Telecom Italia does have an Internal Control and Corporate Governance Committee made up solely of independent directors. Among its other activities, this committee actively participated and assisted in developing and implementing the corporate governance procedures adopted by Telecom Italia. See also below under “—Board of Directors—Internal Committees”.

Compensation Committee.    Under NYSE standards, US companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. In accordance with Telecom Italia’s by-laws and the Self-Regulatory Code, the Board of Directors determines the remuneration of the Chairman and the Managing Directors. Such determination is made after consultation with the Remuneration Committee, which is composed solely of independent directors. The Remuneration Committee provides advice regarding remuneration criteria for the Company’s senior management. See also below under “—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, all members of this committee must be independent and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. The Board of Auditors, as permitted by Rule 10A-3, is performing this function for Telecom Italia. See also below under “—Board of Directors—Internal Control System” and “—Board of Auditors”.

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Such disclosures are included in this 20-F and English translations of the Telecom Italia Group’s corporate governance policies can be found on Telecom Italia’s website: www.telecomitalia.it under “corporate governance”.

Code of business conduct and ethics.    NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations. Telecom Italia has adopted such a Code. See also below under “Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Chairman of the Board of Directors is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Telecom Italia.

General

In general, the Company’s corporate governance system is based on the central role of the Board of Directors, transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest. This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the Preda Code), has been implemented with the adoption of codes, rules and procedures covering the activity of all the organizational and operational components of the Company. These documents (available in an English language version on the Internet at www.telecomitalia.it under Investor Relations, with the exclusion of the Procedure for the Disclosure of Price-sensitive Information only) are:

•	the Group Code of Ethics and Conduct;

•	the Company’s Self-Regulatory Code;

•	the Guidelines for Transactions with Related Parties;

•	the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree 58/1998;

•	the Disclosure Committee Rules;

•	the Group Procedure for the Appointment of External Auditors;

•	the Code of Conduct for Insider Dealing; and

•	the Procedure for the Disclosure of Price-sensitive Information.

The documents mentioned above are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice.

Code of Ethics and Conduct

The Code of Ethics and Conduct (the “Code of Ethics”) of the Telecom Italia Group can ideally be considered as being at the top of the Telecom Italia Group’s system of corporate governance as it represents the fundamental values and principles that serve to ensure an ethically-oriented conduct of business. The Code of Ethics, which has gradually been adopted by all the companies belonging to the Group, specifies objectives and values to be respected in the interest of Telecom Italia’s principal stakeholders: shareholders, financial markets, customers, local communities and employees.

As with all of the Company’s corporate governance codes and principles, the Code of Ethics is reviewed regularly in order to conform it to the developments in the applicable law and market practice, taking into account review by the persons in charge of internal control at the companies level. The Code of Ethics applies to the executive bodies of all Group companies, their managements and all those who work for them (and, specifically, to executive, accounting and financial officers and controllers). The Code of Ethics addresses—amongst others—the ethical principles of Section 406 of the Sarbanes Oxley Act and deals with:

•	honest and ethical conduct, including the handling of actual or apparent potential, direct or indirect, conflict of interest;

•	full, accurate and timely disclosure in reports and documents to be filed or made public;

•	compliance with any applicable law, rule and regulation;

•	internal reporting of alleged violations of the Code of Ethics; and

•	accountability for compliance of the Code of Ethics.

In addition, the Company’s Self-Regulatory Code, the Guidelines for Transactions with Related Parties, the Procedure for the Disclosure of Price-sensitive Information also deal with specific aspects of the same principles.

The Company will provide any interested person with a copy of the Code of Ethics, free of charge, upon request.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

Board of Directors

The Company’s Self-Regulatory Code supplements the applicable rules concerning the tasks and functioning of the Board of Directors of Telecom Italia. All the Company’s directors are required to comply with the Self-Regulatory Code, without prejudice to the fact that it has been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market.

Role and tasks

The Board of Directors has the power (and the duty) to lead the Company by pursuing the primary objective of creating value for its shareholders; to that end it takes all the decisions needed to achieve the corporate purpose (Article 2 of the Company’s Self-Regulatory Code). The Company’s Self-Regulatory Code reserves several especially important tasks exclusively to the Board, including those of:

(i)	examining and approving the strategic, business and financial plans of the Company and the Group;

(ii)	evaluating and approving the annual budget of the Company and the Group;

(iii)	examining and approving transactions—including investments and divestments—with a substantial impact on the Company’s activity in view of their nature, strategic importance or size;

(iv)	verifying the adequacy of the general organizational and administrative structure of the Company and the Group;

(v)	preparing and adopting the Company’s corporate governance rules and the Group’s governance guidelines;

(vi)	nominating the persons who are to hold the offices of Chairman and Managing Director in strategic subsidiaries, except companies controlled by listed subsidiaries;

(vii)	evaluating and approving the periodic reports required by the applicable legislation.

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

In 2003 the Board of Directors met 11 times (the Board of Directors of Olivetti met 5 times before the Merger). Board meetings were always well attended, with 81% of the directors being present on average. The independent directors were assiduous participants, with an overall attendance rate of 76%.

In November 2003 the Company disclosed a calendar scheduling at least 7 meetings for 2004.

Appointment

Pursuant to Article 9 of Telecom Italia’s Bylaws the Board of Directors is appointed by the Shareholders’ Meeting through the “voto di lista” system. The Board of Directors has not less than 7 and not more than 23 members; it is up to the shareholders’ meeting to decide the exact number.

The “voto di lista” system is designed to ensure an adequate representation on the Board of Directors of persons drawn from slates presented by minority shareholders.

The slates of candidates are presented by the shareholders or by the outgoing Board of Directors; candidates are listed by means of progressive numbers. Each shareholder may submit only one slate, and each candidate may appear only on one slate. Only those shareholders who alone or together with other shareholders hold a total number of Shares representing at least 1% of the share capital entitled to vote at the Shareholders’ Meeting may submit slates. The shareholders who put forward a slate are required to make available the profiles of the individual candidates (with an indication, where appropriate, of the grounds for their qualifying as independent) so that all the shareholders can know their personal and professional data and exercise the right to vote in an informed manner. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three, four or five, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors.

At the shareholders’ meeting on May 6, 2004, the slate of candidates proposed by Olimpia obtained the highest number of votes, and therefore four-fifths of the current directors of Telecom Italia (they are Marco Tronchetti Provera, Paolo Baratta (independent), Gilberto Benetton, Carlo Orazio Buora, Giovanni Consorte, Domenico De Sole (indepenent), Luigi Fausti (independent), Gianni Mion, Massimo Moratti, Marco Onado (independent), Renato Pagliaro, Carlo Alessandro Puri Negri, Luigi Roth (independent), Riccardo Ruggiero, John Robert Sotheby Boas (independent)) are Olimpia’s candidates. The remaining Directors (they are Francesco Denozza (independent), Guido Ferrarini (independent), Jean Paul Fitoussi (independent), Pasquale Pistorio (independent)) were drawn from the slate presented by certain Italian institutional investors, jointly holding more than 1% of the Shares.

If during the term of the Board of Directors one or more directors ceases to hold such position for any reason, the Board of Directors will appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. The directors appointed by such Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments.

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

There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia Bylaws relating to the retirement of a director under an age limit requirement or the number of shares required for director’s qualification.

Impact of Shareholders’ Agreements over the Nomination of Telecom Italia Group’s Companies Boards

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

In addition, under the Agreements with Hopa, the Former Olimpia Shareholders must use their best efforts in order to cause a director designated by Hopa to be appointed to the Company’s Board of Directors.

Pursuant to the Shareholders’ Agreements, Pirelli pledged, to the extent allowed by law, that no decision will be made by the Board of Directors without the favorable vote of at least one of the Board members appointed by Edizione (if present) on the following points of business:

•	individual investments greater than €250 million;

•	purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with an individual value of more than €250 million;

•	deeds of disposition for any reason whatsoever of businesses or assets individually greater than €250 million;

•	proposals to call a Shareholders’ Extraordinary Meeting;

•	transactions between the Olivetti group (and therefore now, after the Merger, the Telecom Italia group) and the Pirelli group for amounts individually greater than €50 million; and

•	transactions with related parties.

For a description of the transactions that involved Pirelli, Edizione Holding, IntesaBCI and Unicredito in acquiring a stake in Olivetti through Olimpia and the following agreements, please see “Item 7. —Major Shareholders and Related-Party Transactions—The Olimpia Shareholders’ Agreements”.

Independent directors

The Company has adopted specific criteria conforming with international best practice and the Preda Code to qualify directors as “independent”. On the basis of these criteria and in the light of the declarations by the candidates filed together with the slates in view of the aforementioned Shareholders’ Meeting which appointed them, 10 out of the 19 directors are considered independent, namely Paolo Baratta, Francesco Denozza, Domenico De Sole, Luigi Fausti, Guido Ferrarini, Jean Paul Fitoussi, Marco Onado, Pasquale Pistorio, Luigi Roth and John Robert Sotheby Boas.

Telecom Italia independent directors:

(i)	neither have nor have recently had, directly, indirectly or on behalf of third parties, business relationships of a significance able to influence their autonomous judgment with the Company, its subsidiaries, the executive directors or the shareholder or group of shareholders who control the Company. The timeframe considered is the last three fiscal years for employment and executive directorships and the last fiscal year for other business relationships;

(ii)	do not hold, directly, indirectly or on behalf of third parties, equity interests allowing them to control the Company or exercise a significant influence over it;

(iii)	do not participate in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions. This requirement is interpreted broadly, with an eye to the “substantial” independence that an independent director must enjoy. Accordingly, “participation in shareholders’ agreements” precludes independence not only when a natural person, a director of the Company, participates directly in such an agreement but also when he has significant relationships with the natural or legal persons participating therein and is thus to be considered a representative of (some of) the parties to the agreements;

(iv)	are not close relatives of executive directors of the Company or of persons in the situations indicated above (i.e. persons tied to the Group by significant business dealings; shareholders or groups of shareholders who control the Company or have a significant influence over it; participants in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions).

Executive directors and activities of the Board

The authority to grant delegated powers to directors and revoke such mandates is reserved to the Board of Directors, which also establishes the limits of such powers, the manner in which they may be exercised and the quarterly or shorter intervals at which persons with delegated powers must report to the Board of Directors and the Board of Auditors on the activity performed under the mandates conferred on them. The authority to determine the duties and responsibilities of the general managers is also reserved to the Board of Directors.

The Company has adopted an ad hoc procedure formalizing the rules for gathering and transmitting information to the Board of Auditors and the Board of Directors on the activity performed, transactions with major implications for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group, transactions with related parties (including intra-group dealings) and atypical or unusual transactions (the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree 58/1998). This procedure generates the information flows by means of which the directors with delegated powers periodically report to the Board of Directors and the Board of Auditors not only on the steps they have taken under their mandates, through the organizational structure of the Company and its subsidiaries or otherwise, including the decisions adopted and the projects launched, but also on the implementation of transactions already approved by the Board of Directors.

In particular, the procedure provides for the collection and disclosure to Directors and members of the Board of Auditors of in-depth information on:

•	the activity carried out by the Company, with special reference to the implementation of transactions already approved by the Board of Directors and the action taken by executive directors in the exercise of their delegated powers, including the projects launched;

•	the transactions of greatest significance for the Company’s profitability, financial position and balance sheet, highlighting the strategic goals, consistency with the budget and the business plan, the manner of implementation and developments, and any resulting constraints on or implications for the activity of the Telecom Italia Group;

•	any transactions potentially involving a conflict of interest, i.e. intra-group transactions and transactions with related parties other than those of an intra-group nature. The information on such transactions must indicate the underlying interest for the Company (and in the case of intra-group transactions their rationale within the context of the Telecom Italia Group), as well as the manner of implementation and the evaluation procedures followed;

•	atypical and unusual transactions, taken to mean those in which the subject or the nature of the transaction falls outside the normal sphere of the Company’s business and those that have particularly critical aspects in relation to their nature, the risks inherent in the type of the counterparty or the time of their implementation. Here again the information provided must indicate the underlying interest for the Company and describe the manner of implementation of the transactions, with special reference to the evaluation procedures followed.

On May 6, 2004, the Board of Directors of Telecom Italia appointed Marco Tronchetti Provera as Chairman of the Company, Gilberto Benetton as Deputy Chairman, Carlo Buora and Riccardo Ruggiero as Managing Directors, and confirmed Riccardo Ruggiero and Giuseppe Sala as General Managers.

The powers delegated to the Company’s executive directors (the Chairman and Managing Directors) are as follows:

•	Marco Tronchetti Provera (Chairman) is entrusted with the powers needed to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals of shareholdings involving control or affiliation, and of businesses or business segments where the value of the transaction exceeds €250 million. Moreover, the Chairman must sign jointly with a Managing Director for the issue of guarantees in the interest of Telecom Italia or its subsidiaries where the amount exceeds €250 million and in the interest of third parties where the amount exceeds €100 million. The Chairman is authorized to act as a matter of urgency in the matters for which the Board of Directors is competent and is entrusted with the tasks of overseeing the management of confidential information and ensuring the effectiveness and adequacy of the internal control system.

•	Carlo Buora (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals where the amount of the transaction exceeds €150 million. Mr. Buora may issue guarantees in the interest of Telecom Italia or its subsidiaries where the amount does not exceed €150 million and in the interest of third parties where the amount does not exceed €50 million. Mr. Buora must sign jointly with Mr. Ruggiero for the issue of guarantees in the interest of Telecom Italia or its subsidiaries where the amount exceeds €150 million and is below €250 million and in the interest of bonds of third parties where the amount exceeds €50 million and is below €100 million.

•	Riccardo Ruggiero (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals where the amount of the transaction exceeds €75 million. Mr. Ruggiero may issue guarantees in the interest of Telecom Italia or its subsidiaries where the amount does not exceed €75 million and in the interest of third parties where the amount does not exceed €25 million.

For the purposes of compliance with the above-mentioned thresholds, a set of transactions that individually fall below the relevant threshold but are interconnected within the same strategic or executive structure are considered to constitute a single transaction.

On the other hand, in practice, transactions of particular significance are submitted to the Board of Directors for approval even though the authorization theoretically falls within the scope of the executive directors’ delegated powers. In fact, the examination and approval of transactions likely to have a substantial impact on the Company’s activity in view of their nature (e.g. transactions with related parties and atypical or unusual transactions), strategic importance or size are reserved to the Board of Directors.

In particular, the Company has adopted a series of guidelines on the way transactions with related parties are to be carried out (the Guidelines for Transactions with Related Parties). Their aim is to ensure both procedural and substantial fairness and transparency and to involve the Board of Directors as a whole in the relevant decisions.

Under the Guidelines, the Board of Directors is required to give advance approval to transactions with related parties, including intra-group transactions apart from those of a customary nature to be concluded at standard conditions. To this end, provision is made for the Board of Directors to be adequately informed of all the relevant aspects (the nature of the relationship, the manner of carrying out the transaction, the economic and other conditions, the evaluation procedures used, the rationale for the transaction and the Company’s interest in its implementation and the associated risks). Moreover, if the related party is a director or a third party that is related via a director, the director concerned may only provide clarifications and must leave the meeting when the motion is examined and voted upon. Depending on the nature, value and other characteristics of related-party transactions, the Board may be assisted by one or more outside experts engaged to give an opinion on their economic clauses and/or legitimacy and/or technical aspects, in order to prevent their being concluded at inappropriate conditions. Such experts must have suitable professional experience and qualifications in the relevant field and their independence and freedom from conflicts of interests must be carefully assessed.

Under Italian law where a director (either directly or on behalf of third parties) has an interest in any specific transaction of the company, such director is obliged to disclose this situation to the Board of Directors and the Board of Statutory Auditors and, in case he has been endowed with delegated powers, to abstain from any activity relating to the same transaction.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. Currently, the Board has established two committees: the Internal Control and Corporate Governance Committee and the Remuneration Committee.

Internal Control and Corporate Governance Committee

Pursuant to article 12 of the Self-Regulatory Code the Board of Directors of Telecom Italia established a Committee for Internal Control and Corporate Governance, charged with advisory functions and the formulation of proposals. The Committee:

(i)	evaluates the adequacy of the internal control system;

(ii)	evaluates the work plan prepared by the person in charge of the oversight of the internal control system, from whom it receives periodic reports;

(iii)	assesses, together with the heads of the Company’s administrative departments and the external auditors, whether the accounting policies have been correctly applied and are homogeneous for the purpose of preparing the consolidated accounts;

(iv)	evaluates the proposals made by the external auditors in order to be awarded the appointment, the audit plan and the results set out in the letter of suggestions;

(v)	reports to the Board of Directors at least once every half year on the activity performed and the adequacy of the internal control system;

(vi)	performs the additional tasks that may be assigned to it by the Board of Directors, particularly as regards relations with the external auditors;

(vii)	monitors compliance with the rules of corporate governance and the periodic updating thereof.

The Committee is composed exclusively of non-executive, independent directors; it was appointed on May 6, 2004 and is made up of Directors Guido Ferrarini (Chairman of the Committee), Francesco Denozza, Domenico De Sole and Marco Onado.

In 2003 this Committee held seven meetings. Committee meetings are also attended by the Chairman of the Board of Auditors or such other member of the Board of Auditors he designates. Where it is deemed desirable in the light of the issues on the agenda, the Committee for Internal Control and Corporate Governance and the Board of Auditors may hold joint meetings.

In 2003 the Committee contributed significantly to the process of implementing the Company’s system of corporate governance, taking part in the analysis and drafting of the documents that the Company adopted. Following the Merger the Committee participated actively in revising and updating the governance procedures originally put in place by Old Telecom Italia, paying constant attention to legislative and regulatory changes and to developments in the field of self-regulation. The Committee periodically checked the activities performed by the internal auditor and examined the request the external auditors submitted after the Merger for an increase in the fees that the Olivetti Shareholders’ Meeting had originally approved.

Remuneration Committee

According to Telecom Italia Self-Regulatory Code it is left to the Board of Directors to determine the remuneration of the Chairman and the Managing Directors, after examining the proposals of the Board’s Remuneration Committee and consulting the Board of Auditors. The Board is also required to allocate the total compensation to be paid to the individual members of the Board and its committees if the shareholders’ meeting has not already done so. Telecom Italia Shareholders’ Meeting on May 6, 2004 fixed the overall compensation for the whole Board of Directors.

The Board’s Remuneration Committee is charged with fact-finding and advisory functions. In particular, it formulates proposals for the remuneration of the directors who hold particular offices and (acting on a report by the Managing Directors) for the criteria for the remuneration of the Company’s senior management.

The Committee (which held two meetings in 2003) is composed of non-executive/independent directors; it was appointed on May 6, 2004 and is made up of Directors Luigi Fausti (Chairman of the Committee), Paolo Baratta and Pasquale Pistorio.

Internal Control System

The Company’s internal control system is conceived as a process for the achievement of substantial and procedural fairness, transparency and accountability by ensuring that corporate operations are efficient and can be known and verified, that accounting and operational data are accurate, that applicable laws and regulations are complied with, and that the assets of the business are safeguarded, not least with a view to preventing the perpetration of fraud against the Company and the consequent effects on shareholders.

The principal rules of Telecom Italia’s internal control system are:

(i)	separation of roles in the performance of the principal activities involved in each operating process;

(ii)	traceability and constant visibility of decisions, so that responsibility can be pinpointed and the rationale identified;

(iii)	decision-making on an objective basis, so that purely subjective considerations are set aside and decisions are taken according to criteria that are established in advance and can be verified.

The Board of Directors is responsible for the internal control system. It establishes the guidelines for the system and verifies that it is adequate and works effectively, making sure that the main corporate risks are appropriately identified and managed. To verify the correct operation of the internal control system the Board uses the Internal Control and Corporate Governance Committee and a suitably independent person endowed with sufficient resources to perform the internal control function: such person verifies the adequacy and effectiveness of the system and, where problems are identified, recommends the necessary remedies. In conformity with this approach, Telecom Italia has appointed the Company’s internal auditor (Telecom Italia Audit Società Consortile a r.l., formerly In.Tel.Audit Società Consortile a r.l.), in the person of the Telecom Italia Audit’s director assigned to the task, to be responsible for the oversight of its internal control system.

Internal auditing has been entrusted by the Telecom Italia Group to a consortium company called Telecom Italia Audit, in which Tim and Telecom Italia Media also hold equity interests. The organizational solution adopted maximizes the independence of the appointed company in the performance of the internal audit function within Telecom Italia. Audit reports are submitted to the competent Telecom Italia Director (that is the Chairman of the Board), the Internal Control and Corporate Governance Committee and the Board of the Auditors.

A director appointed for the purpose (currently the Chairman of the Board) determines the mechanisms of the internal control system and the manner in which it is to be implemented under the guidelines established by the Board, and ensures the system’s overall adequacy, its effectiveness and its adaptation to changes in operating conditions and the legislative and regulatory framework. Any “maintenance” work that the person in charge of the oversight of the internal control system may recommend is performed by the competent sectors of the Company or Telecom Italia Group companies. The efficient operation of the system is promoted by the appointment of managers of particular standing and authority within the organization as “persons in charge of implementation”.

This organizational solution has been submitted to PriceWaterhouseCoopers for strategic analysis. In addition, the Institute of Internal Auditors will conduct an independent quality assessment of Telecom Italia Audit to verify its operating capacity in terms of organization, methods and professional resources and the degree of assurance it provides.

The Telecom Italia Group’s internal control system was implemented during 2003 through the adoption of an ad hoc organizational model designed in particular to meet the needs arising from Legislative Decree 231/2001 concerning the administrative liability of companies for crimes committed by their employees or collaborators. The organizational model is based on the principles of the Group’s Code of Ethics and focused on situations where there is a significant risk of crime (corruption, extortion, misappropriation, undue receipt of disbursements, fraud against the State, etc.). In particular, it consists of rules for dealings with representatives of governmental bodies that apply the principles of the Code of Ethics at the operational level and “internal control checklists” that list the rules for identifying the principal phases of every process, the possible crimes in connection with the individual processes, and the control activities for preventing the related risks.

The functioning of the model and compliance with it are monitored by a Supervisory Panel composed of a member of the Board of Auditors (Ferdinando Superti Furga, Chairman), an independent director who is a member of the Committee for Internal Control and Corporate Governance (Guido Ferrarini) and the person in charge of the oversight of internal control system (Armando Focaroli). The panel’s composition thus embraces all the professional skills that contribute to corporate control and highlights its autonomy.

The Supervisory Panel is expected to advise the Board of Directors in case the model needs adapting to changes in the legislative and regulatory framework, the nature of the Company’s business activities and the ways they are conducted. It reports to the Board of Directors, the Committee for Internal Control and Corporate Governance and the Board of Auditors on the checks performed and their results.

Board of Auditors

Tasks and role

The Board of Auditors verifies the observance of the law and the Bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including potential conflict of interests issues. Auditors must inform the CONSOB of any irregularity they detect in the course of their duties. Auditors are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree 58/1998 has been put in place, as described above.

Appointment

Telecom Italia’s Board of Auditors is composed of either five or seven regular auditors, as determined by a resolution of the shareholders meeting; two alternate auditors are also appointed. Pursuant to Article 17 of Telecom Italia’s Bylaws the Board of Auditors is appointed by the Shareholders’ Meeting through the “voto di lista” system, as described above.

The election of the Board of Auditors is governed by the same procedures used for the election of the Board of Directors as far as presentation, filing and publication of slates and choice of members drawn from slates presented by minority shareholders are concerned. Either three or five regular auditors are drawn from the so called majority list (that is a slate that obtained the majority of the votes cast by the shareholders), depending on the overall composition of five or seven members; two regular auditors are taken from the so called minority slates. One alternate auditor is drawn from the majority list and one from the slate that obtained the second largest number of votes.

In case an auditor chosen from the majority list or one of the minority lists ceases for any reason to serve in such capacity, the alternate chosen respectively from the majority list or the slate that obtained the second largest number of votes shall take his/her place, until the next Shareholders’ Meeting, at which a replacement will be appointed by the shareholders.

The Board of Auditors appoints among its members a Chairman.

The Company’s auditors cannot be members of more than five Boards of Auditors of companies listed on the Italian Stock Exchange (excluding Telecom Italia and its subsidiaries). They serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed not only by the number of meetings in 2003 (no less than 25 meetings, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance) but also by the Company’s choices relating to US law.

More specifically, according to Rule 10A-3 and NYSE listing standards, the Board of Auditors has been identified to act as Telecom Italia’s Audit Committee, since it meets the following requirements:

•	the Board of Auditors is established pursuant to applicable Italian law and Telecom Italia’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors and is not elected by the management of the Company;

•	no executive officer is a member of the Board of Auditors;

•	all of the members of the Board of Auditors meet specific independence requirements from the Company and its Group, the management and the auditing firm, as set forth by Italian legal provisions;

•	the Board of Auditors, in accordance with and to the extent permitted by Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements;

•	the Board of Auditors is authorized to engage independent counsel and other advisers, as it deems appropriate;

•	the Board of Auditors, together with the Company, is currently preparing a complaints procedure to be adopted in accordance with Rule 10A-3 of the 1934 Act.

With specific reference to the pre-approval requirement of all audit and permitted non-audit services to be rendered by the auditing firm (and associated persons) to the Company and its subsidiaries, according to Section 202 of the Sarbanes-Oxley Act, Telecom Italia adopted a Group Procedure for the Appointment of Auditors in October 2003. The procedure (which is posted on the Company’s website) regulates the engagement of auditing firms and persons (consulting firms, law firms, etc.) associated with the auditing firm on a continuous basis and significantly limits the power of the Board of Directors (and the management) while enhancing the control function performed by Telecom Italia’s Board of Auditors. According to this procedure, as a rule, the engagement of external auditors requires a previous binding opinion by the Board of Auditors, unless the service to be rendered falls within a specified list of services, which has already been approved by the Board of Auditors (and which is subject to annual review).

Shareholders’ Meetings

Meetings of Ordinary Shareholders

Holders of Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings (“Shareholders’ Meetings”). At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Share held. Votes may be cast personally or by proxy. Holders of Shares can also vote by mail.

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary. A minimum of two auditors can call the Company’s shareholder meetings.

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Shares (i) approve the annual accounts, (ii) appoint/revoke directors and auditors and determine their remuneration, when necessary, (iii) vote on other issues defined in the Bylaws, if any, (iv) authorize the completion of the transactions by the directors, if and when the Bylaws call for such previous authorization, it being understood that directors remain directly responsible for the transactions accomplished, (v) adopt rules of procedure for the shareholders’ meetings. Telecom Italia’s Bylaws do not entrust to the ordinary shareholders’ meeting any additional responsibility according to points (iii) and (iv) above. The annual accounts of the Company are submitted for approval to the annual Shareholders’ Meeting, which must be convened within 120 days after the end of the financial year to which they relate or, where special circumstances make this necessary, within 180 days of the end of the fiscal year; if the meeting is called within 180 days, the directors shall give the reasons for the delay in the report on operations included in the annual report.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

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

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Shares represented at the meeting.

Extraordinary Shareholders’ Meetings are duly constituted with the attendance of at least one-half or more than one-third or at least one-fifth of the company’s share capital shareholders, on the first call, second call and third call, respectively. The favorable vote of at least two-thirds of the Shares represented at the meeting is necessary for the resolution approval. Resolutions concerning capital increases with the exclusion or limitation of subscription rights must always be approved by holders of more than 50% of the shares outstanding, irrespective of the call in which the resolution is taken.

To attend any Shareholders’ Meeting, holders of Shares must be in possession of appropriate certification issued by an authorized intermediary. In addition an ad hoc communication by the authorized intermediary must have been received by the Company at least two days before the meeting takes place. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing ADSs to attend Shareholders’ Meetings and exercise voting rights with respect to underlying Shares. See “—Description of American Depositary Receipts—Voting of Deposited Securities”.

Shareholders may attend the meeting by proxy using a power of attorney. Any one proxy cannot represent more than 200 shareholders. A proxy may be appointed only for one single meeting (including, however, the first, second and—in case of extraordinary meetings—third call) and may be substituted only by the person expressly indicated in the form. The proxy can neither be a director, statutory auditor, employee of the company or of one of its controlled subsidiaries, nor a controlled company or the independent auditors of Telecom Italia or shareholders, directors, statutory auditors or employees of such independent auditors.

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

Ordinary Shareholders may also vote by mail. The “vote by mail” cannot be cast by proxy. The system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) the notice must also be sent to the centralized securities depositary system which will in turn distribute the notice to the depositary banks; (c) shareholders wishing to vote by mail must send the company a certification issued by the depositary banks certifying their shareholding and a special form (so called ballot) made available to such purpose by the issuer, which has to comply with specific CONSOB requirements; (d) such special forms are kept by the Chairman of the Board of Auditors until the votes are counted; (e) votes cast by mail must be delivered to the company at least 48 hours prior to the Shareholders’ Meeting; and, finally, (f) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting.

The shareholders’ meetings may be called when requested by shareholders representing at least 10% of a company’s share capital, while action against directors, statutory auditors and general managers may be promoted by shareholders representing at least 5% of the Company’s share capital. In the case the directors or in their place the statutory auditors don’t call the Shareholders Meeting, the Court orders with a decree the call of the Shareholders Meeting, after having heard the directors and statutory auditors, if the refusal is unjustified. Shareholders are not allowed to present requests on topics upon which the Shareholders Meeting resolves, pursuant to Italian law, on directors’ proposal or on a project basis or on their reports only.

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings.

Meetings of Savings Shareholders

Although holders of Savings Shares are not entitled to vote in meetings of holders of Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meeting or, in default, by the President of the Court, is entitled to (i) inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The savings shareholders Meeting held on October 31, 2001 appointed Mr. Carlo Pasteris as joint Representative for a three year period ending on October 31, 2004.

Special Meetings may be called when deemed necessary or upon request by savings shareholders representing at least 1% of the outstanding Savings Shares either by the Joint Representative or by the Company’s Board of Directors in order to (a) appoint and revoke the Joint Representative, (b) approve the resolutions of the Shareholders’ Meetings that may affect the rights of Savings Shares, (c) set up an expense fund for the coverage of costs incurred in protecting rights of the Savings Shareholders, (d) negotiate possible disputes with the Company; and (e) resolve other issues relating to their position as holders of Savings Shares. To adopt resolutions related to (a), (c) and (e) above, a favorable vote of at least 20% of the Savings Shares is required at Special Meetings held on the first call, a favorable vote of at least 10% is required at Special Meetings held on the second call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Shares is required at all calls of the Special Meetings.

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

Disclosure

Transparent relations with holders of the Company’s financial instruments and, more generally, with the financial markets, and the provision of accurate, clear and complete information are standards for the conduct of the members of the governing bodies, the management and all the employees of the Telecom Italia Group.

Confidential information is managed by the director appointed for such specific purpose (currently the Chairman of the Board) on the basis of ad hoc procedures for the internal handling and disclosure to third parties of documents and information concerning the Company, with special reference to price-sensitive information.

A special procedure establishes the ways in which price-sensitive information is to be communicated to the market (Procedure for the Disclosure of Price-sensitive Information). It identifies the units of the Company’s organization involved and lays down guidelines for the action to be taken in the presence of market rumors and in response to requests for information from those responsible for supervising and operating the markets (CONSOB and Borsa Italiana). The procedure also lays down guidelines for meetings with the financial community and the press, to ensure that information concerning the Company and the Telecom Italia Group is not disclosed selectively.

The Company has also established a Disclosure Committee to provide assistance to the Board of Directors and top management as regards the processing and handling of data and news necessary for the correct provision of information. The main tasks of the Committee are:

(i) to assist the Board in the preparation of corporate communications (including preparation of the Annual Report on Form 20-F), the Senior Officers (as defined below) in the certification of the Annual Report of Form 20-F filed with the SEC in accordance with the Sarbanes-Oxley Act, and the director appointed to handle price-sensitive information;

(ii) to ensure that corporate communications are prepared correctly with a view to their approval by the competent body;

(iii) to monitor the application of the procedures and controls for the collection, analysis and retention of data and information for publication and filing, verify their adequacy and effectiveness and propose corrective measures;

(iv) to propose corrections to existing procedures and/or controls where appropriate;

(v) to verify the correct application and need for updating of the “Procedure for communicating price-sensitive information” and suggest improvements where appropriate;

(vi) to supervise the structure and updating of the Company’s website as regards its institutional contents.

The Disclosure Committee was not established in time to participate in the preparation of this Annual Report on Form 20-F. As a result, the Charter for Disclosure Procedures (the “Charter”) which was adopted by the Executive Chairman, the CEO and the CFO (the “Senior Officers”) in connection with the preparation of the 2002 Annual Report on Form 20-F, as amended consistent with the updated scope of the certifications to be issued by them, governed the preparation of the present 2003 Annual Report.

The Charter assigns certain review responsibilities to the Management Committee and to the Controllers Committee (the “Committees”) and certain heads of Corporate Functions. Presently the Management Committee includes, in addition to the Executive Chairman, the CEO and the CFO (who is also in charge of the Internet & Media Business Unit), the following members: Riccardo Ruggiero (in charge of the Wireline Business Unit), Marco De Benedetti (in charge of the Mobile Business Unit), Giuseppe Tronchetti Provera (in charge of Olivetti Tecnost Business Unit), Ottaviano Autelli (in charge of the Olivetti Tecnost Business Unit), Arrigo Andreoni (in charge of the Information Technology Group corporate function), Riccardo Perissich (in charge of the Public and Economic Affairs corporate function), Giancarlo Rocco di Torrepadula (in charge of the Communication and Image corporate function), Gustavo Bracco (in charge of the Human Resources corporate function), Germanio Spreafico (in charge of the Purchasing corporate function), Francesca Di Carlo (in charge of the Corporate Development and Investor Relations corporate function), Giampaolo Zambeletti (in charge of the International Affairs corporate function), Aldo Olivari (in charge of the Telecom Italia Lab corporate function), Armando Focaroli (CEO of Telecom Italia Audit), Giuseppe Sala (in charge of the Wireline Business Unit), Mauro Sentinelli (in charge of the Mobile Business Unit), Salvatore Pinto (in charge of the Information Technology Market Business Unit), Paolo Dal Pino (in charge of Telecom Italia Latam), Francesco Chiappetta (General Counsel of Telecom Italia) and Filippo Bettini (Assistant to the Chairman). The Controllers Committee includes Stefano Ciurli (Chief Financial Officer of the Mobile Business Unit), Franco De Battista (Chief Financial Officer of the Olivetti Tecnost Business Unit), Gabriella Fabotti (Chief Financial Officer of Information Technology Group), Adelfo Paternó (Chief Financial Officer of the Information Technology Market Business Unit), Amandino Pavani (Chief Financial Officer of the Wireline Business Unit), Mariateresa Benetti (Chief Financial Officer of Telecom Italia Learning Services) and Paolo Serra (Chief Financial Officer of the Internet and Media Business Unit).

Pursuant to the Charter, the Committees and certain heads of Corporate Functions (presently Roberto Moro - Head of Tax Corporate Function under Finance, Administration and Control of Telecom Italia; Francesco Tanzi - Head of Finance Corporate function under Finance, Administration and Control of Telecom Italia; Riccardo Taranto - Head of Planning and Control Corporate Function under Finance, Administration and Control of Telecom Italia; Riccardo Varetto - Head of Financial Statements Corporate Function under Finance, Administration and Control of Telecom Italia; Michele Marcante - Head of International Subsidiaries Corporate Function under Finance, Administration and Control of Telecom Italia; John Peter Savi - Head of Administrative Services Centre Corporate Function under Finance, Administration and Control of Telecom Italia; Aldo Cappuccio - Head of Corporate and Legal Affairs Corporate Function; Nicola Verdicchio - Head of International Legal Affairs Corporate Function; Marco Patuano - General Manager of Telecom Italia Latam) assist the Senior Officers in fulfilling their responsibility for oversight of the accuracy and timeliness of certain disclosures made by the Company. Among others, the Committees and the aforementioned heads of Corporate Functions are responsible for the following tasks:

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

Moreover, the Committees and the heads of Corporate Functions evaluated the effectiveness of the Company’s Disclosure Controls as of December 31, 2003. See “Item 15. Controls and Procedures”.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all Telecom Italia shareholders by law. See “—Description of Capital Stock—Limitations on Voting and Shareholdings”.

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

DESCRIPTION OF BYLAWS

An extensive reform of Italian corporate law became effective in January 2004, pursuant to Legislative Decree n. 6/2003 (the “Vietti Law”). The Vietti Law calls for joint stock companies’ bylaws to be amended and certain decisions being taken to this end. The relevant resolutions were approved by the shareholders’ meeting on May 6, 2004.

Object

Telecom Italia’s objects are described in Article 3 of the Bylaws. Such objects are:

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

Directors

There are no provisions in the Bylaws relating to: (1) the power of a director to vote on a proposal in which such director is materially interested, (2) the power of a director to (in the absence of an independent quorum) vote compensation to himself or any member of its body, (3) the power of a director to borrow money from the Company, (4) the retirement of a director under an age limit requirement and (5) the number of shares required for director’s qualification.

For a description of a Director’s power to vote on matters in which he may be materially interested, and to vote on compensation issues, please see “—Board of Directors—Executive Directors and activities of the Board” and “—Internal Committees—Remuneration Committee”, respectively.

The Board of Directors grants specific positions to any of its members in compliance with the bylaws of the company; such positions include, among others, those of Chairman and Managing Director. According to Italian law the remuneration corresponding to such positions is then defined by the Board of Directors in its discretion, after acknowledging the opinion of the Board of Auditors.

There are no provisions in Italian law that govern the issue of directors borrowing money from the company and that set age or shareholding requirements for director’s qualification.

DESCRIPTION OF CAPITAL STOCK

As of June 1, 2004, the full paid-in capital stock amounted to €8,857,247,392.40 and was constituted by 10,308,165,099 Shares and 5,795,921,069 Savings Shares, each of €0.55 par value.

The Olivetti Extraordinary Shareholders’ Meeting of October 4, 2000 approved the increase, in one or more steps, of the share capital by up to a maximum amount now remaining—partly as a consequence of the resolution adopted by the Extraordinary Shareholders’ Meeting of May 26, 2003—of €39,898,601.60, which is reserved exclusively for the exercise of the Warrant Tecnost 1999-2004 (now Warrant Azioni Ordinarie Telecom Italia ex Olivetti 1999-2004) warrants, by means of the issue of up to a maximum of 72,542,912 Shares.

The Olivetti Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Olivetti Shareholders’ Meeting and its Board of Directors resolved to increase the share capital by the following divisible amounts:

1.	up to a maximum of €344,941.30 (at May 6, 2004, €207,482.55), by means of the issue of up to a maximum of 627,166 (377,241 at May 6, 2004) Shares for the exercise of the “Piano triennale Stock Option 2002-2004” stock options, increase to be implemented by December 15, 2004;

2.	up to a maximum of €7,521,270.90 (at May 6, 2004, €1,514,612.00), by means of the issue of up to a maximum of 13,675,038 (at May 6, 2004, 2,753,840) Shares for the exercise of the “Piano triennale Stock Option febbraio 2002-dicembre 2004” stock options, increase to be implemented by December 31, 2004;

3.	up to a maximum of €624,936,779.50 (at May 6, 2004, €619,650,312.60), by means of the issue of up to a maximum of 1,136,248,690 (at May 6, 2004, 1,126,636,932) Shares to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1,5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1,5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 Shares for each bond presented for conversion.

The Olivetti Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of €183,386,986.75 (at May 6, 2004, €149,464,221.50), by means of the issue of up to a maximum of 333,430,885 (at May 6, 2004, 271,753,130) Shares, divided into the following divisible tranches:

1.	a tranche of up to a maximum of €15,379,830.95 (at May 6, 2004, €6,234,122.40) for the exercise of the “Piano di Stock Option 1999” stock options, increase to be implemented by January 31, 2005 by means of the issue of up to a maximum of 27,963,329 (at May 6, 2004, 11,334,768) Shares, to be subscribed for at a total price of €6.79 per option held (i.e. at a price of €2.057033 for each newly-issued Share);

2.	a tranche of up to a maximum of €37,398,868.65 (at May 6, 2004, €19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at May 6, 2004, 35,319,216) Shares, to be subscribed for at a total price of €13.815 per option held (i.e. at a price of €4.185259 for each newly-issued Share);

3.	a tranche of up to a maximum of €58,916,834.35 (at May 6, 2004, €58,439,923.85) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at May 6, 2004, 106,254,407) Shares, to be subscribed for at a total price of €10.488 per option held (i.e. at a price of €3.177343 for each newly-issued Share);

4.	a tranche of up to a maximum of €21,422,652.90 (at May 6, 2004, €20,424,129.00) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at May 6, 2004, 37,134,780) Shares, to be subscribed for at a total price of €9.203 per option held (i.e. at a price of €2.788052 for each newly-issued Share);

5.	a tranche of up to a maximum of €50,268,799.90 (at May 6, 2004, €44,940,477.45) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot, by means of the issue of up to a maximum of 91,397,818 (at May 6, 2004, 81,709,959) Shares, to be subscribed for at a total price for the different options of respectively €9.665, €7.952 and €7.721 per option held (i.e. at a price for the different options of respectively €2.928015, €2.409061 and €2.339080 for each newly-issued Share).

Telecom Italia’s Extraordinary Shareholders’ Meeting of May 6, 2004 resolved that for five years starting from May 6, 2004 the Board of Directors may increase the share capital in one or more tranches by up to a maximum total amount of €880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 Shares, all or part of which:

(i)	to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)	to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time. Up to now, the aforementioned power has not been exercised.

Telecom Italia Extraordinary Shareholders’ Meeting of May 6, 2004 also resolved that the Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of €880,000,000. Up to now, the aforementioned power has not been exercised.

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

As a result, Shares and Savings Shares must be held with Monte Titoli. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli, and beneficial owners of Shares and Savings Shares may hold their interests through special deposit accounts with any such participant. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their Shares, collect dividends and exercise other rights with respect to those shares through such accounts. Such shares held by Monte Titoli are transferred between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

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

In case the net profits are not enough, the Annual Ordinary Shareholders’ meeting are allowed to satisfy the aforementioned preferential rights by distributing reserves, when available.

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

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolution taken by an extraordinary Shareholders’ Meeting by the affirmative vote of holders of more than 50% of the Shares outstanding. This majority is required at the first, second and third call. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and it is confirmed in the proper independent auditors report.

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

Purchase of Shares or Savings Shares by the Company

The Company may purchase its own Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The par value of the Shares or Savings Shares purchased by the Company, including the Shares or Savings Shares, if any, held by the Company’s subsidiaries, may not exceed 10% of the Company’s share capital. The Company may purchase its own Shares or Savings Shares either on the market or through a tender offer, according to the terms and conditions agreed with Borsa Italiana.

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

As of June 1, 2004, Telecom Italia owns 1,272,014 of its own Shares, coming from the substitution of Olivetti ordinary shares treasury stock, according to the mechanism described under “Item 4 Information” on the Telecom Italia Group-Significant Developments during 2003-Merger of Old Telecom Italia into Olivetti. As a result of the Merger, the ordinary and savings shares treasury stock owned by Old Telecom Italia were cancelled.

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

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of Telecom Italia on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Shares, Italian and foreign alike.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Exchange Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. New Telecom Italia has completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. New Telecom Italia has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive 10 Shares (in the case of each Ordinary Share ADS) or 10 Savings Shares (in the case of each Savings Share ADS) in each case deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the “Deposited Securities”) with the Custodian, currently the Milan office of JPMorgan Chase Bank (together with any successor or successors thereto, the “Custodian”). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Issuance, Transfer and Withdrawal

In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to issue or execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such Deposited Securities (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such Deposited Securities; and (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such Deposited Securities until the Shares are registered in the name required by the Depositary or indemnity therefor. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to any distribution upon Deposited Securities or change affecting Deposited Securities, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. The Depositary agrees to instruct the Custodian to place all Shares accepted for deposit into a segregated account separate from any Shares of the Company that may be held by such Custodian under any other depositary receipt facility relating to the Shares. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. To the extent that the provisions of or governing the Shares make delivery of certificates therefor impracticable, Shares may be deposited by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with the Company or an accredited intermediary, such as a bank, acting as a registrar for the Shares, together with delivery of the documents, payments and Delivery Order referred to herein to the Custodian or the Depositary. Neither the Depositary nor the Custodian shall lend Deposited Securities.

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian (or such other evidence as the Company may accept), the Depositary, subject to the Deposit Agreement, shall properly issue or execute and deliver, as the case may be at the transfer office of the Depositary (the “Transfer Office”), to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled. ADSs may be issued in certificated form or through the direct registration system utilized by the Depositary pursuant to which the Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the Depositary to the Holders entitled thereto.

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Shares in form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs provided); however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Shares or evidence of rights to receive Shares may be deposited through (x) electronic transfer of such Shares to the account maintained by the Custodian for such purpose at Monte Titoli S.p.A., (y) evidence satisfactory to the Custodian of irrevocable instructions to cause such Shares to be transferred to such account or (z) delivery of the certificates representing such Shares. If use of the Monte Titoli book-entry system in connection with the Shares is discontinued at any time for any reason, the Company shall make other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of (i) a certificated ADR in form satisfactory to the Depositary at the Transfer Office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the Holder is entitled to delivery at the Custodian’s office of the Deposited Securities at the time represented by the ADSs evidenced thereby. At the request, risk and expense of the Holder of an ADR, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder.

Distributions on Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefore at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs:

(a) Cash.    Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or authorized portion thereof (“Cash”), on an averaged, if possible, or other practicable basis, subject to appropriate adjustments for (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the

Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

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

(c) Rights.    (i) Warrants or other instruments in the discretion of the Depositary after consultation with the Company, to the extent practicable, representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non- transferability of the Rights, limited markets therefore, their short duration or otherwise, nothing (and any Rights may lapse).

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

Record Dates

The Depositary shall, to the extent necessary, after consultation with the Company, if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders at the close of business on such record date shall be so entitled.

Voting of Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares the Depositary will, unless otherwise instructed by the Company, promptly thereafter, distribute to all Holders a notice containing (i) the information (or a summary thereof) included in any such notice received by the Depositary, including the agenda for the meeting, (ii) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to applicable provisions of Italian law and of the Company’s Certificate of Incorporation and Bylaws (any such provisions, if material, will be summarized in such notice), to instruct the Depositary as to the exercise of voting rights, if any (subject to compliance by such Holder with the requirements described below) pertaining to the number of Shares represented by their respective ADSs, (iii) if applicable, a statement as to the manner in which such Holders may request a certificate for such meeting attesting that beneficial ownership of the related Shares is in the name of the Holders and therefore enabling them to exercise voting rights with respect to the Shares represented by their ADSs without the use of ADS proxy cards, (iv) if applicable, an ADS proxy card pursuant to which such Holder may appoint the Depositary (with power of substitution) as his or her proxy to vote at such meeting in accordance with the directions set out in such ADS proxy card, and (v) such other information, including any such modification to the foregoing procedures as agreed between the Depositary and the Company.

Upon receipt by the Depositary of a properly completed ADS proxy card, on or before the date set by the Depositary for such purpose, the Depositary will attempt, insofar as practicable and permitted under any applicable provisions of Italian law and the Company’s Certificate of Incorporation and Bylaws, to vote or cause to be voted the Shares underlying such ADRs in accordance with any nondiscretionary instructions set forth in such ADS proxy card. The Depositary will not vote or attempt to exercise the right to vote that attaches to Shares underlying such ADRs other than in accordance with such instructions.

A Holder desiring to exercise voting rights with respect to the Shares represented by its ADSs without the use of an ADS proxy card may do so by (A) depositing its ADRs in a blocked account with the Depositary until the completion of such meeting and (B) instructing the Depositary to (x) furnish the Custodian with the name and address of such Holder, the number of ADSs represented by ADRs held by such Holder and any other information required in accordance with Italian law or the Company’s Certificate of Incorporation and Bylaws, (y) notify the Custodian of such deposit, and (z) instruct the Custodian to issue a certificate for such meeting, and to give notice to the Company of such Holder’s intention to vote the Shares underlying its ADRs. By giving the instructions set forth under point (B) above, Holders will be deemed to have authorized the Custodian to prohibit any transfers of the related Shares for the blocked period.

A precondition for the issue of the certificate for a specific meeting by the Custodian may be that beneficial ownership of the related Shares has been in the name of the Holder for a specific number of days prior to the date of the meeting according to applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of the Company’s Certificate of Incorporation and Bylaws.

Under Italian law, shareholders at shareholders’ meetings may modify the resolutions presented for their approval by the Board of Directors. In such case Holders who have given prior instructions to vote on such resolutions, and whose instructions do not provide for the case of amendments or additions to such resolutions, will be deemed to have elected to have abstained from voting on any such revised resolution.

When the Company makes its annual accounts available at its offices in connection with a general meeting of shareholders at which a vote will be taken on such accounts, the Company will deliver to the Depositary and the Custodian copies of such accounts. Until such meeting, the Depositary will make available copies of such accounts for inspection at the office of the Depositary in New York (the “Transfer Office”), the office of the Custodian in Milan, Italy and any other designated transfer offices.

In the Deposit Agreement, the Depositary and the Company agree to use reasonable efforts to make and maintain arrangements (in addition to or in substitution of the arrangements described in this paragraph) to enable Holders to vote the Shares underlying their ADRs.

Inspection of Transfer Books

The Deposit Agreement provides that the Depositary or its agent will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, and, in the case of Direct Registration ADRs, shall include the Direct Registration System which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter relating to the Deposit Agreement.

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

On or before the first date on which the Company makes any communication generally available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary and the Custodian, a copy of all provisions of or governing the Shares (other than copies of Italian law) and any other Deposited Securities issued by the Company or any affiliate of the Company, if any, and, promptly upon any change thereto, the Company shall deliver to the Depositary and Custodian, a copy (in English or with an English translation) of such provisions (other than copies of Italian law) as so changed.

Changes Affecting Deposited Securities

Subject to the terms of the Deposit Agreement and the ADRs, the Depositary may, in its discretion, amend the ADRs or distribute additional or amended ADRs (with or without calling ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefore to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADRs or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by ADRs shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

Amendment and Termination of Deposit Agreement

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement and the ADRs as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed rules. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance.

Upon any resignation of the Depositary which does not become effective during the earlier of (i) 90 days from the date of the Depositary shall have resigned as such and (ii) the date on which the Company shall have appointed a successor depositary or on any removal of the Depositary pursuant to the Deposit Agreement, the Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Charges of Depositary

The Depositary may charge each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions, and each person surrendering ADSs for withdrawal of Deposited Securities, U.S.$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. In addition, the Depositary may charge Holders, a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes hereof treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency) and (v) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.

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

In connection with any distribution to Holders, the Company or its agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company or its agents; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Depositary or the Custodian. The Depositary shall forward to the Company or its agent such information from its records as the Company may request to enable the Company or its agent to file necessary reports with governmental authorities or agencies. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the

Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

The Depositary and the Company agree to use reasonable efforts to make and maintain arrangements (in addition to or in substitution of the arrangements described herein) to enable persons that are considered United States residents for purposes of applicable law to receive any rebates, tax credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs to which such persons are entitled. Notwithstanding the above, the Company may, by written notice to the Depositary, modify or withdraw the procedures described in this paragraph (including by ceasing to pay to the Depositary any amounts in respect of refunds of Italian withholding taxes), to the extent the Company determines that its participation in the refund process is no longer lawful or practical.

See “—Taxation” for additional information on tax issues relating to ADRs.

General Limitations

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if any present or future law, regulation, the provisions of or governing any Deposited Securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or this ADR provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or this ADR; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or bad faith; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities (provided that such act or omission to act is in good faith), for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. Neither the Company, the Depositary nor any of their respective agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages.

Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the last sentence of this paragraph, the withdrawal of any Deposited Securities, and from time to time, in the case of clause (b)(ii) of this paragraph, the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register and (iii) any applicable charges; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The Depositary shall provide to the Company, promptly upon its written request, copies of any such proofs of citizenship or residence or other information referred to in (b) above so requested. The issuance of ADRs, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the last sentence of this paragraph, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR register or any register for Deposited Securities is closed or when any such action is deemed necessary or advisable by the Depositary or the Company. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

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

With respect to dividends paid to beneficial holders of Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected, Italian law provides for a 27% withholding tax on dividends paid.

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

Non-resident holders of Shares and ADRs have the right to recover within 48 months from the date of payment of the Italian substitute tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence that they have paid a corresponding amount of income tax in their home country on the same dividend income.

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

To qualify for the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must before the dividend is paid (usually, according to the intermediary instructions) provide the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

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

The processing of requests for certification by the U.S. Internal Revenue Service may take a substantial period of time. Accordingly, in order to be eligible for the procedure described below, eligible ADR holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to claim the reduced rate provided by the Treaty.

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

If the holder of Shares or ADRs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian 27% substitute tax, applied at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities pursuant to the Treaty.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is payable upon the transfer of Telecom Italia shares or ADSs through Telematico or any other regulated financial market. Transfers of shares or ADSs which occur outside a regulated financial market are exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are all non-resident in Italy and the relevant shares or ADSs are not deposited at an Italian intermediary. Other types of transfers of shares listed on Telematico or any other regulated financial market which occur outside a regulated financial market are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer taxes take place are (i) banks, Italian securities dealing firms (“SIMs”) or exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made directly between the parties or through an intermediary that is not a bank, SIM or broker; and

•	€0.0258 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made either (i) between a bank, SIM or broker and a private party or (ii) between private parties through a bank, SIM or broker.

The mere change of a depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

In general, with respect to U.S. holders, the transfer tax will not be applicable on transfers of Telecom Italia shares or ADSs through regulated financial markets. However, in the case of transfers which are not executed on a regulated financial market and are entered into with an Italian counterparty other than a bank or authorized financial intermediary or an investment fund, it is advisable that U.S. holders consult their own tax advisors concerning the applicability of this transfer tax. Deposits and withdrawals of shares in return for ADSs by non-Italian residents will not be subject to the transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or demerger of Italian companies does not constitute a disposition of shares. In such transactions, the tax value and the holding period of the exchanged shares is rolled over to the shares received in exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADR’s) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 25% of the share capital of other companies. A “non-qualified shareholding” is any shareholding which is not a “qualified shareholding”.

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

Inheritance and Gift Tax

According to Law No. 383 of October 18, 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of October 25, 2001.

However, for donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such donee exceeds €180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e. registration tax at the flat rate of €129.11).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the donee sells the shares for consideration within 5 years from the receipt thereof as a gift, the donee will be required to pay the relevant CGT, where applicable, as if the gift has never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to the U.S. holders described herein who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includible in gross income regardless of its source.

This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the Italian-U.S. income tax convention (the “Treaty”). These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes by ADR holders described below could be affected by future actions that may be taken by the U.S. Treasury.

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

Please consult your tax advisors with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADRs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions. For U.S. federal income tax purposes, holders of ADRs evidencing American Depositary Shares will be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those American Depositary Shares.

This discussion assumes that the Company was not a passive foreign investment company for 2003 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Subject to applicable limitations that may vary depending on a U.S. holder’s individual circumstances, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favourable rate.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2003. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADRs or Telecom Italia Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•	in the case of back up withholding, provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

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

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.    CONTROLS AND PROCEDURES

As of December 31, 2003, the Company, under the supervision and with the participation of the Company’s management, including the Executive Chairman, Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 10. Additional Information—Corporate Governance—Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted a new Code of Ethics and Conduct which applies to the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy. The Code of Ethics and Conduct is available on Telecom Italia’s website at www.telecomitalia.it. See also above under “Item 10. Additional Information—Corporate Governance—Differences in Italian/New York Stock Exchange Corporate Governance Practices” and “—Code of Ethics and Conduct”.

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young1 served as Telecom Italia’s primary independent auditors for the years ended on December 31, 2001, 2002 and 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

[1]	“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2003 and 2002.

	For fiscal year ended December 31,
Type of Fees	2002	2003
	(€ in thousands)
Audit Fees(1)	6,636	11,659
Audit-related Fees(2)	1,232	2,375
Tax Fees(3)	1,448	777
All Other Fees(4)	458	2,146

Total	9,774	16,957

(1)	Audit fees consist of fees for professional services in connection with Telecom Italia’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, the agreed upon procedures required under Italian regulations for the Merger, and technical Accounting Consultations.
(2)	Audit-related fees consist of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.
(3)	Tax fees consist of fees billed for professional services rendered in connection with tax planning, compliance and advice.
(4)	All other fees consist primarily of benchmarking studies, assistance in the review of the management controls procedures and support for external management control related projects at Finsiel Group.

Audit Committee’s Pre-Approval Policies and Procedures

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, the Board of Auditors makes a recommendation to the Shareholders’ Meeting which appoints the external auditors and determines their compensation. On May 6, 2004, the Telecom Italia Shareholders’ Meeting appointed Reconta Ernst & Young S.p.A. (“E&Y”) as external auditors for the three-year period 2004, 2005 and 2006.

In October 2003, Telecom Italia, together with the Board of Auditors, adopted the Group Procedure for the Appointment of Auditors (the “Group Procedure”). The Group Procedure requires that E&Y be appointed throughout the Group with any exceptions subject to prior approval by the Director with delegated authority and the Board of Auditors. The Group Procedure pre-approved certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and prohibited certain services. According to the Group Procedure, the Board of Auditors pre-approved (subject to annual review) the following audit and permitted non-audit services:

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

2.	Audit of annual and interim financial consolidated reporting packages.

3.	Audit conformity of the Telecom Italia Group’s sustainability reports or social reports.

4.	Reports or opinions required by law for specific transactions from the auditor appointed to audit the annual financial statements, to the extent permitted.

5.	Audits governed by the principles of national and international auditing such as:

•	audits performed in relation to the issuance of a comfort letter (including for pro forma accounts and/or balance sheets) in relation to the carrying out of extraordinary financial operations;

•	audits agreed with management covering specific areas or accounts or accounting situations, to support the audit of periodic statements;

•	auditing of subsidiaries and associated companies (including review of the working papers of other auditors) made necessary for the purpose of auditing the periodic statements of the company being audited.

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and agencies (such as, for example, those connected with so-called ‘regulatory accounting’).

8.	Audit of statements required by national or supranational administrations (e.g. the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-audit Services:

1.	‘Audits’ in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called ‘audit rights’);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

2.	Opinions on accounting and reporting including those regarding (i) application of new accounting principles and new regulations on accounting and regulatory reporting, (ii) implementation of accounting principles current in other countries, (iii) implementation of rules and regulations issued by the SEC, CONSOB and similar bodies; and

3.	Assistance to the internal audit department within the limits imposed by SEC regulations.

The pre-approved services listed above are in all cases subject to scrutiny by the Director with delegated powers for internal controls by the Board of Directors who may (by his own initiative or on request by the Committee for Internal Control and Corporate Governance or by the Board of Auditors) request supplementary documentation to verify the independent status of the auditor and take appropriate action if necessary.

Services that are not included in one of the categories listed above require specific pre-approval of the Director with delegated powers for internal controls by the Board of Directors (currently the chairman of the Board of Directors) and the Board of Auditors. An approval may not be granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

Between May 6, 2003, and the adoption of the Group Procedure there were no non-audit services engagements undertaken by E&Y that required pre-approval of the Company’s audit committee.

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(1)	Included to satisfy certain “significance” tests under Rule 3.09 of Regulation S-X (Separate Financial Statements of Subsidiaries Not Consolidated And 50% - or Less - Owned By Persons) for 2001 as a result of reclassification under U.S. GAAP of financial statements to give effect to discontinued operations (New SEAT) in 2003.

(b) Exhibits

1.1 Bylaws of the Company.

2.1 Deposit Agreements.

(a) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company.(1)

(b) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and holders from time to time of American depositary Receipts representing Savings shares of the Company.(2)

2.2 Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a €10 billion Euro Medium Term Note Programme. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1 Public Telecommunications License.(3)

(a) Decision No. 820/00/CONS of 22.11.2000. Individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans.

(a) 2002 Top Plan regulations and from of Letter of Assignment addressed to participants of the plan.(4)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(4)

(c) 2002-2004 Stock Option Plan (Olivetti).

(d) February 2002-December 2004 Stock Option Plan (Olivetti).

7.1 Statement explaining computation of ratio of earning to fixed charges.

8.1 List of Subsidiaries.

12(a) Certification by the Executive Chairman of Telecom Italia S.p.A..

12(b) Certification by the Chief Executive Officer of Telecom Italia S.p.A..

12(c) Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A..

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).
(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).
(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).
(4)	Incorporated by reference to the exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/S/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

Dated June 10, 2004

TELECOM ITALIA S.P.A. CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries and equity method investees, which statements reflect aggregated total assets of approximately 3% and 3% of the Company’s consolidated assets as of December 31, 2002 and 2003, respectively, and aggregated total revenues of approximately 7%, 7%, and 6% of the Company’s consolidated revenues for the years ended December 31, 2001, 2002, and 2003, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy, which differ in certain respects from U.S. generally accepted accounting principles (see notes 27, 28 and 29 to the consolidated financial statements).

/s/ Reconta Ernst & Young S.p.A.

Turin, Italy

April 15, 2004,

except for notes 27, 28 and 29, as to which the date is

June 4, 2004

TELECOM ITALIA S.P.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

	December 31, 2002	December 31, 2003
	(millions of euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	4,426	4,937
Marketable securities (Note 4)	2,100	3,597
Receivables (Note 5)	8,381	7,351
Inventories (Note 6)	584	426
Other current assets (Note 7)	7,106	6,187

TOTAL CURRENT ASSETS	22,597	22,498
Fixed assets	65,152	65,943
Less—Accumulated depreciation	(45,703)	(47,619)

Fixed assets, net (Note 8)	19,449	18,324
Intangible assets, net (Note 9)	34,412	33,853
Other assets (Note 10):
Investments in affiliates	2,576	1,470
Treasury stock	393	393
Securities	304	12
Other receivables	3,653	3,951

TOTAL ASSETS	83,384	80,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 11)	6,827	10,613
Payables, trade and other (Note 12)	10,270	8,662
Accrued payroll and employee benefits	977	1,152
Accrued income taxes	244	824
Other accrued liabilities (Note 13)	2,067	2,122

TOTAL CURRENT LIABILITIES	20,385	23,373
Long-term debt (Note 11)	33,804	30,852
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	40	252
Other liabilities (Note 14)	7,167	4,139
Employee termination indemnities (Note 15)	1,364	1,296

TOTAL LIABILITIES	62,760	59,912

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	8,845	8,854
Additional paid-in capital (Note 17)	3,765	88
Reserves, retained earnings (deficit) and profit (loss) of the year (Note 17)	(970)	7,150

TOTAL STOCKHOLDERS’ EQUITY BEFORE MINORITY INTERESTS	11,640	16,092
Minority interests	8,984	4,497

TOTAL STOCKHOLDERS’ EQUITY	20,624	20,589

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	83,384	80,501

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
	(millions of euro)
Operating revenues	32,016	31,408	30,850
Other income (Note 19)	476	504	345

Total revenues	32,492	31,912	31,195

Cost of materials	2,640	2,315	2,081
Salaries and social security contributions	4,919	4,737	4,303
Depreciation and amortization	7,612	7,227	6,779
Other external charges (Note 20)	12,687	12,188	11,934
Changes in inventories	92	62	114
Capitalized internal construction costs	(583)	(675)	(805)

Total operating expenses	27,367	25,854	24,406

Operating income	5,125	6,058	6,789

Financial income (Note 21)	1,446	1,569	992
Financial expense (Note 22)	(6,559)	(4,647)	(3,256)
Other income and (expense), net (Note 23)	(3,109)	(5,496)	(1,083)

Income (loss) before income taxes and minority interests	(3,097)	(2,516)	3,442
Income taxes (Note 24)	(579)	2,210	(1,014)

Net income (loss) before minority interests	(3,676)	(306)	2,428
Minority interests	586	(467)	(1,236)

Net income (loss)	(3,090)	(773)	1,192

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
	(millions of euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) after minority interests	(3,090)	(773)	1,192
Adjustments to reconcile net income (loss) after minority interests to net cash provided by operating activities:
Minority interests	(586)	467	1,236
Depreciation and amortization	7,612	7,227	6,779
Change in deferred tax assets, net	(531)	(2,836)	(611)
Losses (gains) on disposal of fixed assets and other investments	(373)	(2,243)	139
Write-down of fixed assets and other investments	3,753	4,387	1,188
Provision for employee termination indemnities	224	216	200
Payment of employee termination indemnities	(152)	(187)	(251)
Change in operating assets and liabilities:
Receivables	(46)	475	1,030
Inventories	107	277	158
Payables, trade and others	520	(700)	(1,608)
Accrued payroll and employee benefits	(170)	34	175
Net change in other assets and liabilities	1,451	3,471	294

NET CASH PROVIDED BY OPERATING ACTIVITIES	8,719	9,815	9,921

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in fixed assets	(4,317)	(3,291)	(3,111)
Additions to intangible assets	(2,914)	(1,610)	(1,783)
Additions to other investments	(3,363)	(1,563)	(694)
Acquisition of investments in consolidated subsidiaries, net of cash acquired	(913)	(374)	(599)
Cash paid for tender offers	—	—	(5,274)
Net change in marketable securities	(361)	1,909	(1,497)
Proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of	—	33	2,997
Proceeds from sale or redemption value of tangible and intangible assets, and other investments	1,484	5,736	768

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(10,384)	840	(9,193)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short-term debt	(7,855)	(2,245)	3,786
Net change in long-term debt	10,262	(3,943)	(2,952)
Paid-in capital in consolidated subsidiaries	2,660	94	33
Dividends paid on income and reserves to minorities	(2,461)	(3,668)	(1,049)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,606	(9,762)	(182)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(7)	(173)	(35)

NET INCREASE IN CASH AND CASH EQUIVALENTS	934	720	511
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,772	3,706	4,426

CASH AND CASH EQUIVALENTS, END OF THE YEAR	3,706	4,426	4,937

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	2,147	1,836	2,016

Income taxes paid	2,080	725	957

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

		Attributable to Telecom Italia			Attributable to minority interest
	Share Capital	Additional Paid in Capital	Reserves, retained earnings (deficit) and net income (loss) of the year	Total	Reserves, retained earnings (deficit) and net income (loss) of the year	TOTAL
	(millions of euro)
BALANCE AS OF JANUARY 1, 2001	6,914	3,196	3,746	13,856	17,510	31,366

Dividend distribution			(255)	(255)	(2,206)	(2,461)
Conversion of “Olivetti 1998-2002 bonds”	9		(4)	5		5
Exercise of “Olivetti common shares 1998-2002 warrants”	4		(2)	2		2
Exercise of 1999-2001 Olivetti stock option plan	17	12	(8)	21		21
Share capital increase in March 2001	349	557		906		906
Share capital increase in November 2001	1,492			1,492		1,492
Cancellation of Telecom Italia savings shares			(277)	(277)	(434)	(711)
Effect of change in method of accounting for the investments in the Nortel Inversora Group					(837)	(837)
Entel Chile group acquisitions					358	358
Translation adjustments and other			69	69	(181)	(112)
Net loss for the year 2001			(3,090)	(3,090)	(586)	(3,676)

BALANCE AS OF DECEMBER 31, 2001	8,785	3,765	179	12,729	13,624	26,353

Dividend distribution					(2,357)	(2,357)
Extraordinary dividend distribution of reserves					(1,311)	(1,311)
Conversion of “Olivetti 1998-2002 bonds”	29		(14)	15		15
Exercise of “Olivetti common shares 1998-2002 warrants”	23		(11)	12		12
Exercise of 1999-2001 Olivetti stock option plan	5			5		5
Conversion of “Olivetti 2001-2010 bonds”	3			3		3
Translation adjustments and other			(351)	(351)	(1,439)	(1,790)
Net income (loss) for the year 2002			(773)	(773)	467	(306)

BALANCE AS OF DECEMBER 31, 2002	8,845	3,765	(970)	11,640	8,984	20,624

Dividend distribution					(1,049)	(1,049)
Conversion of “Telecom Italia 2001-2004 bonds”		1		1		1
Conversion of “Telecom Italia 2001-2010 bonds”	14	6		20		20
Exercise of stock option plan	6	17		23		23
Absorption of the accumulated deficit of Telecom Italia (formerly Olivetti)		(3,701)	3,701
Exercise of the withdrawal rights by shareholders of the company, cancellation of the Old Telecom Italia treasury stocks as well as the Old Telecom Italia shares recorded under current assets in the 2002 financial statements	(11)		(168)	(179)	(938)	(1,117)
Merger impact			3,424	3,424	(3,424)
Disposal of New SEAT					(126)	(126)
Translation adjustments and other			(29)	(29)	(186)	(215)
Net income for the year 2003			1,192	1,192	1,236	2,428

BALANCE AS OF DECEMBER 31, 2003	8,854	88	7,150	16,092	4,497	20,589

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Form and Content of the Consolidated Financial Statements

Form and Content

The consolidated financial statements of Telecom Italia S.p.A. (“Telecom Italia”) and its consolidated subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of Telecom Italia and the financial statements of the individual consolidated companies as of December 31, 2003 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia. As fully described below, these financial statements take into account the effects of the merger, as defined, of Telecom Italia S.p.A. and its consolidated subsidiaries as it existed prior to the effective date of the Merger (“Old Telecom Italia”) with and into Olivetti S.p.A. (“Olivetti”) (the “Merger”), as well as the related transactions. The Merger became effective on August 4, 2003 at which time Olivetti, as the surviving company changed its name to “Telecom Italia S.p.A.”; for accounting and tax purposes the Merger was effective as from January 1, 2003. Olivetti was a listed company on the Italian Stock Exchange.

The accounting policies are consistent with the Italian law related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2002 and 2003 and on the consolidated net results for the each of the three years in the period ended December 31, 2003 are set forth in Note 27.

The consolidated financial statements and related notes are presented in a reclassified format, which differs from Telecom Italia’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of the portions attributable to Telecom Italia stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

The consolidated financial statements of the Group include the accounts of Telecom Italia and all Italian and foreign subsidiaries in which Telecom Italia holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting control of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over its useful live. Investments held at a less than 20% level are accounted for at historical cost. The Group has made a number of acquisitions and disposals over the past three years that have had an impact on the comparability of the accompanying financial statements. To assist the reader of these financial statements and related notes with comparability, the Group has disclosed certain financial information throughout these footnotes to highlight those changes.

In 1999, Olivetti, through its 72.9% owned subsidiary, Tecnost S.p.A. (“Tecnost”), made a tender offer for the majority of the Old Telecom Italia ordinary shares. The transaction was announced at the end of February 1999, when Tecnost and Olivetti declared their intention to proceed with a joint public tender and exchange offer for 100% of Telecom Italia ordinary shares. The tender offer took place in May 1999 and was completed on June 23, 1999, giving Tecnost a 52.12% controlling interest in Old Telecom Italia ordinary shares. The tender offer was financed through a combination of cash, bonds and shares for a total acquisition price of €31,501 million. The cash component, accounting for a total of €18,955 million, was financed mainly through: (i) the disposal to Mannesman by Olivetti of its stake in OliMan (controlling the telecommunication companies Omnitel and Infostrada), (ii) a share capital increase, and (iii) borrowings under a bank facility, reimbursed in July 1999 with the issuance of two tranches of notes under an Euro Medium Term Note Program. The bond component, amounting to €7,944 million, was represented by Floating Rate Notes offered in exchange to shareholders tendering the Old Telecom Italia shares. The shares component, valued at €4,602 million, was represented by new Tecnost shares issued and offered in exchange to tendering shareholders. During 1999, Tecnost increased its controlling interest in Old Telecom Italia to 54.16% acquiring an additional interest of 2.04%, as a result of certain cash transactions. Total consideration amounted to approximately €32,506 million, including direct acquisition costs. The excess of the purchase price over the adjusted net book value of assets acquired, amounting to approximately €26,208 million, was allocated to goodwill and amortized over a period of 20 years. The

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjustments to the net book value of the assets acquired to determine the excess purchase price related principally to: i) the recognition of the estimated minimum liability to the Italian National Social Security Agency (see Notes 14 and 18) in connection with the telephone workers social security obligations and the related tax effect, ii) the elimination of goodwill recorded in the accounts of Old Telecom Italia, and iii) dividends subsequently paid.

In 2000, to rationalize the organizational structure of the Olivetti Group, the 72.9% owned subsidiary Tecnost was merged into Olivetti. The merger was announced on May 15, 2000 and the Boards of Directors of the companies involved in the merger, with the assistance of their advisors, fixed an exchange ratio of 1.12 Olivetti shares for each Tecnost share, both with a par value of €1.00 per share. No cash consideration was involved. The merger was effective from December 31, 2000, with the cancellation of all the Tecnost shares previously held by Olivetti and with the issue of 1,999,439,092 Olivetti shares, par value €1.00, to minority shareholders in exchange for their 1,785,213,475 Tecnost shares. The merger was accounted for at book value. Included in the minority shareholders was Olivetti’s subsidiary, Olivetti International S.A., which owned 3.2% of the issued and outstanding Tecnost shares which were obtained in exchange for Olivetti shares (thus becoming treasury shares at the Olivetti consolidated level) carried at a total value of €391 million, the original book value of the Tecnost shares (for further details as of December 31, 2003, see Note 10).

As of December 31, 2001 and 2002 Olivetti owned 2,850,255,432 Old Telecom Italia ordinary shares, equal to 54.17% and 54.16%, respectively, of total Old Telecom Italia ordinary shares and to 38.97% and 38.96%, respectively, of total share capital.

The Merger

In May 2003, the shareholders of Olivetti and of Old Telecom Italia approved the merger of Old Telecom Italia with and into Olivetti with Olivetti as the surviving company. The Merger was part of a strategic plan pursued by Olivetti, as majority owner of Old Telecom Italia’s ordinary shares with the aim of focusing on core businesses, improving the corporate structure of the Group and reducing its debt. Immediately prior to the Merger and the cash tender offers described below, Olivetti had a 54.94% controlling interest in Old Telecom Italia; such increase in ownership was due to the reclassification during the first quarter of 2003 of 41,401,250 Old Telecom Italia ordinary shares from marketable securities to other long-term assets in connection with the merger with Old Telecom Italia, which provided for the cancellation of all Old Telecom Italia shares held by Olivetti. Before the Merger, Old Telecom Italia was Olivetti’s largest subsidiary (representing approximately 96.8% of its operating revenues in 2002).

The Merger became effective on August 4, 2003 at which time Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Securities Exchange Act of 1934 (the “Exchange Act”) registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. Telecom Italia completed the listing of its Ordinary Share American Depositary Shares (“ADSs”) and Savings Share ADSs on the New York Stock Exchange concurrently with the effectiveness of the Merger. Telecom Italia’s Ordinary Shares and Savings Shares are also listed on the automated screen-based trading system (Mercato Telematico Azionario) of the Borsa Italiana.

In connection with the Merger, the following transactions occurred:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting held on May 26, 2003 benefited from a withdrawal right of €0.9984 per share (which was the arithmetic mean of the daily official share price of the Olivetti shares in the six months preceding the date the Merger resolution was adopted; such date was May 26, 2003). Olivetti shareholders were entitled to such a right under Italian law due to the change in the corporate objectives of Olivetti, which were adopted in connection with the approval of the Merger. Olivetti shareholders exercised such right with respect to 10,958,057 shares representing 0.12% of the outstanding ordinary shares. Those Olivetti shareholders received an aggregate payment of €10,940,524 when the Merger became effective.

•

Voluntary cash tender offers (from June 23, 2003 to July 18, 2003) by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares were made in connection with the Merger (although the cash tender offers were not made to savings shareholders in the United States).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Olivetti tendered for 908,873,776 (17.3%) of Old Telecom Italia ordinary shares (including those represented by ADSs) and 354,560,274 (17.3%) of the Old Telecom Italia savings shares. Olivetti acquired approximately 9.73% and 11.83% of the Old Telecom Italia ordinary shares and savings shares, respectively, through the cash tender offers. Aggregate cash consideration paid for the tender offers was €5,274 million.

The Merger resulted in the cancellation of Olivetti’s investment in Old Telecom Italia. Olivetti’s share capital, as of the date the Merger became effective, was redistributed on the basis of changing the par value of the shares (from €1.00 to €0.55), of the share capital being allocated to ordinary and savings shares (the savings shares being introduced in the new by-laws of the surviving company as a result of the Merger) and of the necessity to maintain the nominal value of the share capital unchanged on conclusion of the Merger. After the allocation, the capital of the company resulting from the Merger was distributed to the shareholders of Olivetti and those of Old Telecom Italia on the basis of a distribution ratio which reflected the exchange ratio of Olivetti’s shares with the ordinary and savings shares of Old Telecom Italia (7 Olivetti ordinary shares, of par value €1.00 each for every ordinary share of Old Telecom Italia of par value €0.55 each and 7 Olivetti savings shares, of par value €1.00 each for every savings share of Old Telecom Italia of par value €0.55 each). The re-distribution of Olivetti’s share capital consisted of the allocation of Olivetti’s share capital, as the surviving company in the Merger, among the shareholders of Olivetti and Old Telecom Italia, on the basis of the so called “natural” exchange ratio, that is, the approximate ratio between the market prices of the two entities stock for an extended period of time immediately prior to the Merger announcement.

The aforementioned exchange ratio was met by redistributing the capital of Olivetti resulting at the time the Merger was completed, after changing the par value of the ordinary and savings shares of Olivetti to €0.55 (equal to the par value of the shares of Old Telecom Italia, in lieu of the original par value of €1.00). Accordingly, starting on August 4, 2003, the issued shares of Olivetti and Old Telecom Italia were withdrawn and new shares of the company resulting from the Merger, Telecom Italia, were issued according to the following ratio:

i)	0.471553 Telecom Italia ordinary shares of par value €0.55 for each Olivetti ordinary share of par value €1.00;

ii)	3.300871 Telecom Italia ordinary shares of par value €0.55 for each Old Telecom Italia ordinary share of par value €0.55;

iii)	3.300871 Telecom Italia savings shares of par value €0.55 for each Old Telecom Italia savings share of par value €0.55.

In accordance with the combined provisions of articles 2504-bis, paragraph 3, and 2501-bis, paragraph 1, point 6, of the Italian Civil Code, the Merger was accounted for by Olivetti beginning January 1, 2003, the date also considered for tax purposes, pursuant to article 123, paragraph 7, of D.P.R. (Presidential Decree) No. 917 dated December 22, 1986.

Following the above transactions, the share capital of Telecom Italia resulting from the Merger was equal to €8,845,640,559.40 divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

For Italian GAAP purposes the Merger was accounted for at the historical values taken from the financial statements of the companies that were merged. The Merger differences (excess of the carrying value of the investment of Olivetti in Old Telecom Italia over the net equity of Old Telecom Italia and the exchange surplus arising from the application of the mechanism for the redistribution of the shares described above) were accounted for as follows:

i)	excess of the carrying value of the investment over the net equity, equal to a total of €4,801 million (net of €240 million amortization) was recorded in the line item goodwill since it represented the goodwill paid for the acquisition of an additional stake in a company already consolidated. This difference is being amortized over 20 years;

ii)	exchange surplus arising from the application of the mechanism for the redistribution of the shares described above: the Merger gave rise to an increase in Telecom Italia interest in shareholders’ equity of €3,424 million with a reduction, of the same amount, in minority interest.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As Old Telecom Italia was fully consolidated in each of the years included in these financial statements, the financial data for the year 2003 is comparable to the financial data for the previous years.

The significant changes in the composition of the Group in 2003, 2002 and 2001 are as follows:

Year 2003

•	In January 2003, the procedures were completed for the early purchase of 12 property units (totaling about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under lease contracts (the “Dedalo project”). The deal involved a total financial payment of approximately €369 million for the entire Telecom Italia Group.

Following a binding offer by the “Beny Steinmetz” Group through its subsidiary “Five Mounts Property” (FMP), on June 20, 2003, Telecom Italia formalized an agreement with “Lastra Holding B.V.” (FMP Group) for the transfer of the most of above mentioned property units, with a sale price of approximately €355 million; Telecom Italia moreover signed lease agreements on the same units to guarantee their utilization. On June 30, 2003, all property units subject to the binding offer were concentrated into a vehicle company, “FMP Italy 1 S.r.l.”, 100% owned by Telecom Italia. On July 21, 2003, the entire “FMP Italy 1 s.r.l.” stake was transferred from Telecom Italia to “Lastra Holding B.V.” for €45,000.

•	On February 20, 2003, Telecom Italia International N.V. executed a Share Purchase Agreement (“SPA”), for the sale of its entire ownership in Telekom Srbija, corresponding to 29% of the Telekom Srbija’s share capital for a total consideration of €195 million. The payment of the first tranche of €120 million was completed in June 2003 and the closing occurred on July 7, 2003. The shares, however, remain deposited in an escrow account until full payment of the remaining €75 million is received, which constitutes the second tranche of the transaction.

•	On April 1, 2003, the Board of Directors of SEAT, a controlled subsidiary of Telecom Italia, approved the proposed proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”. Effective as of August 1, 2003, the date of the spin-off, the corporate name of the remaining part of SEAT became “Telecom Italia Media S.p.A.”. The spin-off plan was approved by a SEAT extraordinary shareholders’ meeting held on May 9, 2003. The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

On June 10, 2003, Old Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (“Silver S.p.A.”) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Old Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including the shares resulting from the exercise of the J.P. Morgan Chase put option for which Old Telecom Italia paid €2,272 million in 2003. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003. Taking into consideration New SEAT’s net financial indebtedness (defined as long-term debt and short-term debt less cash and cash equivalents, maketable debt securities and financial receivables) at the date of finalization of the sale (€648 million), the transaction allowed Telecom Italia to reduce its net financial consolidated debt by €3,681 million.

The agreements relating to the sale of Telecom Italia’s stake in New SEAT include Telecom Italia’s commitment to Telecom Italia Media to provide, on an ongoing basis, the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The commitment provides for Telecom Italia Media to have funds sufficient to meet such liabilities and indemnifies New SEAT from potential liabilities to any creditors of Telecom Italia Media deriving from New SEAT’s statutory joint liability for such obligations.

•	In September 2003, the acquisition of 100% of the stake in HanseNet Telekommunikation GmbH (“HanseNet”), a broadband operator in the Hamburg, Germany area, from e.Biscom was finalized by Telecom Italia for a total investment of €243 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year 2002

•	In February 2002, Olivetti and Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for their 34% investment in Lottomatica S.p.A.. Total proceeds were €391 million, which contributed a €105 million gain to the consolidated net result of the Telecom Italia Group.

•	In March 2002, the Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of €750 million, which contributed a €104 million gain to the consolidated net result of the Telecom Italia Group.

•	On June 28, 2002, TIM International N.V. disposed of its entire 25% stake in the Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of €756 million, which contributed a €25 million gain to the consolidated net result of the Telecom Italia Group.

•	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance, which had the effect of reducing the Old Telecom Italia Group net financial debt by €176 million.

•	On August 1, 2002, the Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire 26.89% interest held by the Telecom Italia Group resulted in proceeds of €1,998 million and contributed €402 million to the consolidated net result of the Telecom Italia Group.

•	On August 1, 2002, the Group sold the 40% interest held in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of €192 million. The net gain realized by the Telecom Italia Group was €25 million.

•	On August 26, 2002, the Group completed, with the Louis Dreyfus Communication Networks Group (LDCom), the sale of the Telecom Italia Group’s investment in 9Télécom and the concurrent purchase of approximately 7% of LDCom by the Telecom Italia Group. The net impact on the Telecom Italia Group’s results was a loss of €104 million. LDCom was part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

•	In August 2002, TIM International N.V., a subsidiary of TIM, purchased from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas, in which it already owned a 63.95% interest, for a price of €108 million. The transaction, which in effect makes TIM International N.V. the only industrial partner and strategic shareholder in the company, falls within the framework of the Group’s strategy to rationalize its international portfolio and consolidate its position in the Mediterranean Basin.

•	On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with the Blu S.p.A. shareholders for the purchase of 100% of the company, subsequently merged with TIM S.p.A.. The deed of merger was registered on December 18, 2002; on the same date the definitive price of €83 million was established. The merger became effective on December 23, 2002.

•	On October 29, 2002, the transaction envisaged by the framework agreement between Pirelli, the Group and the Morgan Stanley Real Estate Funds was finalized, allowing the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries. Under the framework agreement the Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was €1,585 million, of which €50 million was related to Seat Pagine Gialle, approximately €1,310 million to real estate from Old Telecom Italia and approximately €225 million for Olivetti. The transaction had a net impact on the consolidated statement of operations of approximately €121 million for the Group.

•	In November 2002, the Group finalized the agreement that was initially signed on August 2, 2002 with Finmeccanica for the sale of Telespazio (the satellite service provider of the Group). The total impact on the net financial debt of the Group was €239 million with a net gain for the Group of €14 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	In November 2002, Telecom Italia International N.V. closed the private placement of 75 million Telekom Austria A.G. shares. The placement price was set at €7.45 per share, generating gross proceeds of €559 million and a net loss of €53 million. After this transaction, Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

•	On November 22, 2002, Old Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for a consideration of €69 million.

Year 2001

•	In December 2001, Old Telecom Italia’s stakes in the former satellite consortia companies Eutelsat, Intelsat, Inmarsat and New Skies Satellites were transferred to a new company (Mirror International Holding S.a.r.l., “Mirror”), of which 70% was subsequently acquired by the Lehman Brothers Merchant Banking II L.P. closed fund with a minority stake acquired by IntesaBci S.p.A. (now Banca Intesa S.p.A.) and Interbanca. As a result of the sale, Telecom Italia received €450 million in cash and recorded in the consolidated financial statements a capital gain, before taxes, of €170 million. The remaining interest in Mirror is accounted for using the equity method of accounting.

•	In December 2000, the Old Telecom Italia Group signed an agreement to increase its investment in Entel Chile from 26.16% to 54.76% by purchasing shares held by the Chilquinta and Matte groups in a cash transaction. Entel Chile operates in the sectors of fixed and mobile telephone services, data- transmissions and Internet-access services. The overall cost of the acquisition was U.S.$905 million, with the acquisition completed in the early months of 2001.

The following significant operations were consolidated in the statement of operations during their year of disposal, as follows:

•	during the fiscal year 2003, New SEAT was consolidated in the statement of operations for the period from January 1, 2003 to July 31, 2003;

•	during the fiscal year 2002, the following have been consolidated in the statement of operations: the 9Télécom group for the period from January 1, 2002 to June 30, 2002; the Telespazio group for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002.

Note 2—Regulation

The legal framework for the regulation of the telecommunications sector in Italy was substantially revised in 2003 with the incorporation of the EU Directives of the “review” package (the “Framework directive” together with three others on “Access”, “Authorization” and “Universal Service”, collectively referred to as the “Code”). In this regard, Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published recommendations on important product and services markets in electronic communications, as well as guidelines for market analysis and the evaluation of significant market power.

The new Electronic Communications Code, effective since September 16, 2003, implemented the Directives without substantial changes or departures from the text adopted at European Union level. In implementing the Directives, the Code expressly abolished the former legal framework for regulation of the telecommunications sector in Italy mainly represented by Presidential Decree No. 318 of September 19, 1997, which had been effective since October 7, 1997.

The main characteristics of the Code are as follows:

•	redefinition of the concept of “significant market power” and of the threshold for imposing obligations on certain operators, with the introduction of market analysis;

•	the introduction of the term “electronic communication services and networks” (a broader term which now encompasses the term “telecommunications”);

•	“electronic communication services and networks” can now be provided pursuant to a “general authorization”;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	more flexibility by national regulatory authorities to select which access and interconnection obligations to impose on operators notified as having “significant market power” in a relevant market; and

•	redefinition of certain measures relating to retail price regulation and extension of number portability to mobile operators.

Moreover, the Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide for guidelines on market analysis and calculation of “significant market power” and identify 18 markets at retail and wholesale level where such analyses and identification shall be conducted. According to the Code, the Italian National Regulatory Authority will have to conduct a new evaluation of the operators having “significant market power” and propose applicable remedies. Within the authority allowed by EU law, the Code also provides for the following:

•	allows the trading of the rights of use of frequencies among operators, offering the same type of services;

•	excludes from the category of universal service (and its related obligations), the provision of directory information services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which discipline the installation of networks;

•	redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the National Regulatory Authority the task of conducting market analyses and proposing remedies.

Note 3—Accounting Policies

The principal accounting policies applied are as follows:

Consolidation

The consolidation principles applied by Telecom Italia are as follows:

•	The assets and liabilities of the companies consolidated on a line-by-line basis are included in the consolidated financial statements after eliminating the carrying value of the investments against the related stockholders’ equity.

•	Differences arising on elimination of the investments against the fair value of the related stockholders’ equity of the subsidiaries at the date of acquisition are treated as follows:

•	if positive, they are recorded as “goodwill” in intangible assets and amortized on a straight line basis over the estimated period of benefit but not to exceed a period of 20 years. During 2003, the residual period of benefit of the unamortized goodwill, which resulted from the acquisition of the controlling interest in Old Telecom Italia by Olivetti in 1999 was reconsidered. Specifically, the residual period of benefit of goodwill was extended from 16.5 years to 20 years beginning from January 1, 2003. This extension aligns the residual period of benefit to the period of benefit (20 years) determined on the additional goodwill that emerged following both the tender offers launched by Olivetti for the ordinary and savings shares of Old Telecom Italia, and the reclassification, from current to long-term, of the shares held by Olivetti in Old Telecom Italia which were subsequently cancelled as a result of the Merger. This change in the period of benefit of the residual goodwill resulted in a decrease in the amortization charge of €227 million;

•	if negative, they are recorded in stockholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “other liabilities (consolidation reserve for future risks and charges)”.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	All significant intercompany transactions are eliminated, together with the unrealized intercompany profits included in inventory.

•	Unrealized intercompany profits, included in fixed assets and intangible assets, which arise from intraGroup sales of goods and services at market prices are eliminated, along with the related tax effects. Such sales, net of intercompany profits, are reclassified under the heading of capitalized internal construction costs in the accompanying consolidated statements of operations.

•	Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with the current tax legislation in order to obtain tax benefits otherwise not obtainable are eliminated.

•	The minority stockholders’ share of the equity and net income (loss) of consolidated subsidiaries, calculated using financial statements reflecting the Telecom Italia Group’s accounting principles, are classified separately in the consolidated stockholders’ equity and the statement of operations for the year.

The financial statements expressed in foreign currency have been translated into Euro by applying the average annual exchange rate to the individual items of the statement of operations and the year-end exchange rate to the items of the balance sheet. The difference arising from the translation of beginning stockholders’ equity and the net result for the year at the year-end exchange rate is recorded in the reserves under consolidated stockholders’ equity.

For those consolidated subsidiaries and affiliated companies that use inflation accounting to eliminate distorting effects of inflation on the financial statements, these inflation adjusted financial statements have been translated at the year-end exchange rates for inclusion in the consolidation. For the year 2003, the companies in the Group that apply inflation accounting principles are Corporacion Digitel C.A. (Venezuela), Finsiel Romania S.R.L. (Romania), Mediterranean Nautilus Telekomunikasyon Hizmetleri Ticaret A.S. (Turkey) and Is TIM Telekomunikasyon Hizmetleri A.S. (Turkey).

Cash and cash equivalents

Cash and cash equivalents represent highly liquid investments that are readily convertible to cash and have original maturities of ninety days or less.

Securities

Debt securities included under current assets are valued at the lower of cost of acquisition or net realizable value based on market prices.

Debt securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included under current assets at purchase cost. The difference between the sales price and the purchase price is allocated to the statement of operations as it accrues.

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

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contracts for the loan of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “other current assets” and “short term debt” include, respectively, a receivable and a payable of the same amount at the fixed amount of the contract.

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

Write-downs of securities are reversed if the reason for the write-down no longer exists. The subsequent reversal of the previous write-down cannot exceed the original carrying value.

Accounts receivable and payable

Accounts receivable and payable are recorded at their nominal value. Where required, provisions are made to write-down the receivables to their estimated realizable value. The Group generally does not require collateral for receivables subject to credit risk.

Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, and any resulting unrealized losses are charged to the statement of operations as “financial expense” and unrealized gains are credited to the statement of operations as “financial income”.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the LIFO method for raw materials and finished products; the manufacturing cost for work in progress and semi-finished products and the weighted average method for purchased finished goods. Provisions are made for potential losses on obsolete or slow-moving raw materials, finished products and other inventories, taking into account their expected future use and estimated realizable value.

Fixed assets

Fixed assets are stated at purchase or construction cost including directly related costs and attributable expenses. The values are periodically adjusted in those jurisdictions where the assets are located that allow or require monetary revaluations.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Buildings	3 - 7%
Telecommunication systems and equipment	3 - 33%
Machinery and installations	20 - 33%
Industrial and commercial equipment	15 - 25%
Other fixed assets	6 - 33%

Construction in progress is stated at cost. Ordinary repair and maintenance costs are charged to the statement of operations in the year they are incurred. Alterations and major overhauls that extend the life or increase the capacity of the asset are capitalized.

Retirements, sales or disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in the statement of operations.

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

Intangible assets

Intangible assets are recorded at cost, and amortized on a straight line basis over the period of expected future benefit as follows:

Licenses, trademarks and similar rights	Contract duration
Goodwill	Years of benefit
Software	Principally in 3 years
Leasehold improvements	The shorter of the period of future economic benefit or the residual lease period

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

Write-down of long-lived assets

The Group periodically evaluates potential impairment loss relating to long-lived assets (fixed assets, intangible assets, including goodwill, and equity investees) when a change in circumstances occurs by assessing whether permanent diminution in value has occurred. Impairment is recognized if the recoverable amount falls below its carrying value. In that event, an impairment loss is recognized based on the amount by which the net carrying value exceeds the recoverable amount, pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. Write-downs are reversed if the reason for the write-down no longer exists.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee termination indemnities

The amount of this reserve is determined in accordance with current laws and collective bargaining agreements. The reserve for termination indemnities shown in the consolidated balance sheets reflects the total amount of the indemnities, net of any advances taken, that each employee in the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

Reserves for risks and other charges

Reserves for risks and other charges are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Research and development costs

Research and development costs are charged to the statement of operations as incurred. In 2001, 2002 and 2003 gross research and development costs charged to the statement of operations (before revenue grants) amounted to €204 million, €151 million and €148 million, respectively.

Advertising Expenses

Advertising expenses are charged to the statement of operations as incurred.

Revenue grants

Revenue grants represent contributions against operating costs mainly provided by the government or other public agencies in connection with research and development costs. They are recorded in the statement of operations in the year they are formally approved and, in any event, when the right to their receipt is definite.

These grants are not subject to any restriction as to use and they may not be reclaimed by the government. Revenue grants are included in other income and are recorded as part of total revenues in the accompanying statement of operations.

Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues are recorded in the statements of operations as follows:

(i)	for telecommunication services companies (both fixed and mobile providers), in the year in which the services are provided. Revenues from telecommunication traffic are reported gross of the amounts belonging to other operators and service providers; the amounts due to the other operators are recorded under operating expenses (other external charges).

Certain revenues deriving from fixed telephone and mobile services are billed in advance and are recognized when services are provided. Revenues deriving from other telecommunications services, principally network access, long distance, local and wireless airtime usage, are recognized based on minutes of traffic processed or contracted fee schedules. Revenues from installation and activation activities are recognized at the date of the installation or activation;

(ii)	for IT software and services and other activities, on the basis of the services rendered during the year; and

(iii)	revenues of the Internet and Media segment are primarily derived from advertising and publishing (the latter discontinued on August 1, 2003), sale of office and related products, and internet access and related services. Revenues from the sale of advertising and publishing are recognized in the statement of operations according to the date of publication, which corresponds to the time at which the directories are printed and delivered. Advertising revenue from on-line services is recorded on the date the on-line advertisement is posted to the related web site and advertising revenue from television is recorded on the date at which the advertisement is shown. Revenues from the sale of office and related products are recognized when title transfers, which generally corresponds to the date when products are shipped. Revenues from internet access and related services, primarily subscription services, are recognized over the subscription period on a straight line basis.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Deferred tax assets and deferred tax liabilities are offset whenever allowed by local tax laws.

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute these reserves. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

Accounting for leases

Assets covered by finance lease contracts are recorded in fixed assets and depreciated from the date of the lease contract. The corresponding liability is allocated between short and long-term debt. The interest element of financial leases and the related depreciation charge are recorded in the statement of operations. Depreciation is calculated on the same basis as that for similar owned assets.

All other leases are accounted for as operating leases.

Financial derivatives

Financial derivative contracts are used by the Group to hedge exposure to interest rate and foreign currency exchange risks.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle. The fair values of the outstanding contracts at year-end are not reflected in the accompanying financial statements.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations in “financial income” or “financial expense” based on the accrual principle.

Premiums collected (paid) on the sale or purchase of put and call options are classified under “other payables” or “receivables due from others”. If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial expense). Put and call options are valued consistently with the underlying asset and liability positions and any net expense connected with each single transaction is recognized in the statement of operations.

Put and call options outstanding at year-end are stated at the lower of cost or market value at the balance sheet date.

Securitization of accounts receivable

Upon the sale of receivables to TI Securitization Vehicle S.r.l. (the “Vehicle”), the underlying receivables are removed from the balance sheet. The difference between the carrying value of the receivables sold and the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consideration received (including the deferred consideration under the deferred purchase price) is charged on the accrual basis to the consolidated statement of operations in “other external charges” or in “financial expense”. All expenses to initiate and operate the program are charged to “other external charges”. The notes issued under the program are not included in the consolidated balance sheet of Telecom Italia, as they are considered to be legal obligations of the Vehicle (see Note 5).

Note 4—Cash and Cash Equivalents and Marketable Securities

Cash and Cash Equivalents

	As of December 31,
	2002	2003
	(millions of euro)
Bank and postal accounts	4,363	4,870
Cash and valuables on hand	7	7
Receivables for securities held under reverse repurchase agreements	56	60

	4,426	4,937

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. As of December 31, 2003, €160 million was reserved for as a guarantee provided by Royal Bank of Scotland to Mediobanca on behalf of Aria-Is TIM Telecom Italia’s mobile investment in Turkey. Therefore, as of December 31, 2003 a total of €160 million (€498 million as of December 31, 2002) in cash was restricted. This guarantee was released in February 2004.

Marketable Securities

	As of December 31,
	2002	2003
	(millions of euro)
Marketable equity securities	472	878
Marketable debt securities	1,628	2,719

	2,100	3,597

As of December 31, 2003, marketable equity securities included €170 million of equity investments in consolidated subsidiaries related to listed shares purchased for trading and €708 million related to the investment held in Telekom Austria which was sold in January 2004. As of December 31, 2002, marketable equity securities included €299 million of Old Telecom Italia ordinary shares and €169 million of equity investments in other consolidated subsidiaries related to listed shares purchased for trading.

Marketable debt securities are mainly held by the Group finance companies in connection with trading activities. As of December 31, 2003, they consisted of acquired own notes held by Olivetti Finance (€1,333 million) and Olivetti International (€8 million), of other securities held by Olivetti International (€500 million), Telecom Italia Finance (€38 million), Olivetti Finance (€76 million), Telecom Italia (€16 million) and other companies (€16 million) and of commercial paper held by Olivetti International (€607 million) and Telecom Italia Finance (€125 million). As of December 31, 2002, marketable debt securities included €278 million of securities held by the Old Telecom Italia Group (consisting of bank certificates of deposits held by the Tele Nordeste Celular group and of bonds held by Telecom Italia Finance) and €1,350 million for securities held by other Olivetti Group companies (in particular: bonds of €517 million, acquired own bonds of €649 million and other securities of €184 million).

The carrying values of certain marketable equity and debt securities have been written-down in aggregate by €14 million (€259 million in 2002) to reflect market values at year end.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—Receivables

	As of December 31,
	2002	2003
	(millions of euro)
Trade	8,966	7,905
Reserve for bad debt	(847)	(790)

	8,119	7,115
Affiliated companies and others	262	236

	8,381	7,351

Gross trade accounts receivable at December 31, 2003 totaled €7,905 million (€8,966 million at December 31, 2002) and consist, for the most part, of receivables for telecommunications services. Receivables are adjusted to estimated realizable value through write-downs. Such write-downs mainly relate to the telecommunications companies. Trade accounts receivable are primarily held by Telecom Italia (€4,021 million) and TIM (€1,437 million). Trade accounts receivable decreased by €1,004 million compared to December 31, 2002 mainly as a result of the disposition of New SEAT and companies in the IT sector.

Trade accounts receivable also include €1,169 million of receivables from other telecommunications carriers.

In 2003, Telecom Italia, TIM and Olivetti Tecnost sold trade accounts receivable under non-recourse factoring arrangements in the amount of €3,873 million, of which €665 million was not yet due at December 31, 2003. In 2002 the Group sold trade accounts receivable under non-recourse factoring arrangements in the amount of €3,969 million, of which €585 million was not yet due at December 31, 2002.

During 2001, Old Telecom Italia began a program (the “Program”) for the securitization of receivables generated by the services rendered to the customers of the Telecom Italia Wireline (TIW) business unit and the customers of Path.Net (a wholly-owned subsidiary of Telecom Italia, which provides telephone services to the Italian Public Administration). The first tranche of €700 million of notes was issued in June 2001 by the Vehicle, a non-consolidated qualified special purpose vehicle for the Program which operates under Law No. 130/1999. The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of €2 billion. This program continued in 2002 and 2003.

The Program, regulated by the aforementioned law, allows the transfer of trade receivables, on a non-recourse basis, between Telecom Italia and Path.Net (assignors) and the Vehicle (assignee). The cash flows from the trade accounts receivable covered by the Program constitute the funds that the securitization vehicle uses to pay the interest and the principal to the noteholders. Within the framework of the Vehicle’s disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the normal operating activities of the assignors.

The price for this transaction, equal to the nominal value of the receivables, less a discount which takes into account the expenses that the Vehicle must bear, is paid to the respective assignor partly as an advanced purchase price, at the time of sale, and partly as a deferred purchase price. The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the collection of the receivables, and is calculated by the rating agencies on the basis of pre-established estimates of the collection times and the amounts of the credit notes that will eventually be issued. Such estimates, and therefore also the deferred purchase price, is adjusted monthly on the basis of the effective performance of the receivables (i.e., a dynamic credit enhancement).

In regards to the risk of non-collectibility, the respective assignor is responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the deferred purchase price. The Vehicle absorbs any uncollected amounts over the deferred purchase price.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The first issue of notes backed by the securitization of receivables (called Series 2001-1) of €700 million was divided into three classes having the following characteristics:

•	Class A1: €100 million variable rate notes denominated in euro with a maturity of approximately 18 months (maturing January 25, 2003) with a margin of 19 basis points over the 3-month Euribor. On January 22, 2003, the Vehicle reimbursed the first tranche of notes denominated Series 2001-1, Class A1. At the same time, the Vehicle issued a new tranche of notes for the same amount denominated Series 2003-1, Class A1, at a variable interest rate with a 27 basis point margin on the 3-month Euribor maturing July 25, 2004;

•	Class A2: €150 million variable rate notes denominated in euro with a maturity of approximately 3 years (maturing July 25, 2004) with a margin of 27 basis points over the 3-month Euribor;

•	Class A3: €450 million variable rate notes denominated in euro with a maturity of approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

At issuance these notes were rated by Fitch, Moody’s and Standard & Poor’s at AAA/Aaa/AAA, respectively. The high ratings reflect the quality and diversification of the underlying receivable portfolio, the element of over collateralization represented by the dynamic credit enhancement, the legal structure of the transaction and other qualifying aspects of the program.

The total amount of the trade accounts receivable sold under the securitization transactions in 2003 was €8.9 billion (€9 billion in 2002) and solely referred to receivables from residential customers generated by Telecom Italia. As of December 31, 2003, the receivables sold and not yet collected amounted to €874 million (€849 million as of December 31, 2002), of which €762 million (€757 million as of December 31, 2002) were not yet due.

The securitization and the factoring arrangements led to an improvement in consolidated net financial debt as of December 31, 2003 of €1,201 million (€1,046 million as of December 31, 2002), of which €851 million (€826 million as of December 31, 2002) was due to the securitization Program.

Under the securitization Program, the Vehicle can invest the temporary excess liquidity from the Program by lending the excess cash to Telecom Italia. As of December 31, 2003, the balance of such loans to the Telecom Italia Group totaled €232 million (€165 million as of December 31, 2002). The Telecom Italia Group has recorded these amounts as financial payables included under “short term debt” in the accompanying consolidated balance sheet.

Note 6—Inventories

	As of December 31,
	2002	2003
	(millions of euro)
Raw materials and supplies	30	24
Purchased finished goods	321	267
Work in progress and semi-finished products	206	127
Finished products	25	7
Advances to suppliers	2	1

	584	426

At December 31, 2003, inventories of €203 million (€193 million as of December 31, 2002) are held by companies providing telecommunications services, €83 million (€167 million as of December 31, 2002) by companies providing information technology services, €91 million by the Olivetti Tecnost group and €49 million by other minor subsidiaries.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Other Current Assets

	As of December 31,
	2002	2003
	(millions of euro)
Receivables from banks and other loans	958	796
Cash receipts in transit	98	91
Tax receivables	2,092	1,653
Deferred tax assets	2,151	1,841
Accrued income	367	495
Prepaid expenses	373	303
Other	1,067	1,008

	7,106	6,187

At December 31, 2003, receivables from banks and other loans are mainly due to the deferred purchase price due from the securitization Vehicle (€370 million) and to a bond lending agreement (€300 million) entered by Olivetti Finance N.V. with a financial institution, for which a short-term liability is also recognized for an equal amount.

The €439 million decrease in tax receivables is principally due to current tax receivables (€482 million) at TIM which resulted at the end of 2002 as a consequence of excess taxes paid, as well as to the change in the scope of consolidation due to the disposal of New SEAT (€110 million).

Deferred tax assets, including those under Other assets (see Note 10), increased from €4,190 million at December 31, 2002 to €5,013 million at December 31, 2003 mainly as a result of the recording of additional deferred tax assets, compared to those already recorded by Olivetti in the 2002 financial statements. Deferred tax assets increased as a result of the tax basis only write-down taken on the Old Telecom Italia investment by Olivetti in 2002. In 2003, the subsequent Merger allowed the full recovery of this asset.

Net deferred tax assets are detailed by component under Note 24 below.

Other current assets include miscellaneous receivables due from the Italian government and other public institutions and advances to personnel.

Note 8—Fixed assets, net

Fixed asset balances, net of accumulated depreciation and write-downs are detailed as follows:

	As of December 31, 2003							As of December 31, 2002
	Owned assets			Leased assets
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value	Total Net Book Value	Total Net Book Value
	(millions of euro)
Land and buildings	3,111	1,435	1,676	160	22	138	1,814	2,245
Telecommunications systems and equipment, machinery and installations	58,079	43,780	14,299	18	15	3	14,302	14,958
Industrial and commercial equipment	949	903	46				46	60
Other	1,996	1,435	561	65	29	36	597	691
Construction in progress and advances to suppliers	1,565		1,565				1,565	1,495

Total	65,700	47,553	18,147	243	66	177	18,324	19,449

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fixed assets, net decreased by €1,125 million compared to December 31, 2002, mainly as a result of the balance between investments and depreciation for the year 2003.

Accumulated depreciation covered 74.0% of gross fixed assets, compared to 71.8% at the end of 2002.

The decrease in leased assets from €537 million at December 31, 2002 to €177 million is due to the early purchase of certain fixed assets from Teleleasing, during January 2003, by Telecom Italia and other Group companies.

An analysis of movements in fixed assets for each of the years is as follows:

	As of December 31,
	2002	2003
	(millions of euro)
Balance, at the beginning of the year	22,097	19,449
Investments in fixed assets	3,291	3,111
Disposals	(541)	(404)
Depreciation (1)	(3,808)	(3,670)
Changes in consolidation area	(313)	(197)
Translation adjustments and other	(1,277)	35

Balance, at the end of the year	19,449	18,324

(1)	A breakdown of depreciation is as follows:

	As of December 31,
	2002	2003
	(millions of euro)
Buildings	155	121
Telecommunications systems and equipment, machinery and installations	3,336	3,255
Industrial and commercial equipment	38	31
Other	279	263

	3,808	3,670

As of December 31, 2002, the item “translation adjustments and other” included €1,168 million for translation adjustments associated with the Mobile segment (€674 million), the Entel Chile group (€305 million), the Entel Bolivia group (€111 million) and other minor subsidiaries (€78 million).

A detail of investments in fixed assets by segment during each of the years is as follows:

	As of December 31,
	2002	2003
	(millions of euro)
Wireline	1,837	1,497
Mobile	1,075	1,244
South America	201	116
Internet and Media	28	32
IT Market	13	13
IT Group	83	106
Olivetti Tecnost	26	14
Other activities and intercompany eliminations	28	89

	3,291	3,111

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Intangible assets

	As of December 31,
	2002	2003
	(millions of euro)
Licenses, trademarks and similar rights	3,995	3,761
Goodwill	27,894	27,145
Software and other rights	1,269	1,850
Leasehold improvements	222	166
Work in progress and advances	832	742
Other	200	189

	34,412	33,853

•	Licenses, trademarks and similar rights are primarily attributable to the Mobile segment (€3,413 million), mainly in respect to the remaining unamortized cost of UMTS and PCS licenses (of which €2,417 million relate to TIM), and other Telecom Italia Group companies (€348 million), principally for Indefeasible Rights of Use (IRU) that have been granted to the Group and capitalized. Licenses, trademarks and similar rights decreased by €234 million mainly due to the impairment of the installed fiber optic ring by Latin America Nautilus for €235 million.

•	Goodwill decreased by €749 million compared to December 31, 2002 (net of amortization and write-downs). The change in goodwill was mainly due to increased goodwill recorded following the tender offers by Olivetti for the shares of Old Telecom Italia (€4,551 million), the reclassification of the shares of Old Telecom Italia from current assets to intangibles made by Olivetti prior to the merger (€250 million), as well as to the exercise of the J.P. Morgan Chase put option (€428 million), but these increases were more than offset by the reduction in goodwill due to the disposal of New SEAT and its subsidiaries (a total of €3,506 million), as well as the amortization (€1,835 million) and the write-downs during the period (€754 million). These write-downs were principally related to TI Media (€348 million), Entel Chile (€195 million) and Corporacion Digitel (€132 million).

As of December 31, 2003, the residual amount of goodwill is detailed as follows:

(millions of euro)
Old Telecom Italia	24,845
TIM	688
TI Media	516
Entel Chile	485
Holding Media e Comunicazione	144
Corporacion Digitel	113
Other companies	354

27,145

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects incurred by Telecom Italia, mainly for internal use.

Changes in intangible assets during the years 2002 and 2003 are as follows:

	2002	2003
	(millions of euro)
Balance, at the beginning of the year	39,220	34,412
Goodwill	346	5,096
Other additions	1,610	1,783
Amortization	(3,419)	(3,109)
Write-downs	(2,004)	(1,022)
Disposals, translation adjustments and other	(1,341)	(3,307)

Balance, at the end of the year	34,412	33,853

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2003 and 2002 other additions mainly related to capitalization of costs for telecommunications software.

The write-downs made in 2003 are substantially related to goodwill already detailed above. In 2002, write-downs were principally attributable to Seat Pagine Gialle goodwill.

Note 10—Other assets

	As of December 31,
	2002	2003
	(millions of euro)
Equity investments in:
• Affiliated companies	2,101	955
• Other companies	475	506
• Advances on future capital contributions	—	9

Total Investments	2,576	1,470
Treasury stock	393	393
Other securities	304	12
Deferred tax asset	2,039	3,172
Other receivables	1,614	779

	6,926	5,826

Investments in affiliated companies (€2,101 million and €955 million, respectively, as of December 31, 2002 and 2003) comprised:

	As of December 31,
	2002	2003
	(millions of euro)
Aria—Is TIM.	—	—
Etec S.A.	467	392
GLB Serviços Interativos	13	—
IM.SER	12	—
Italtel Holding	43	35
LI.SIT—Lombardia Integrata	—	49
Mirror International Holding	94	48
Netco Redes	22	24
Solpart Participações	142	—
Sky Italia (formerly Stream)	19	44
Telekom Austria	708	—
Telekom Srbija	187	—
Tiglio I	242	234
Tiglio II	74	78
Other	78	51

	2,101	955

The investment held in Aria—Is TIM was completely written-off in 2002; furthermore, the reserve for risks and charges include a provision related to Aria—Is TIM of €572 million for the guarantees provided by the Group to financial institutions on behalf of Aria—Is TIM. Such provision will be reassessed as soon as the effects from the merger between the two operators Aria—Is TIM and Aycell are available.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliated companies as of December 31, 2003 decreased by €1,146 million compared to December 31, 2002, as a result of the following:

(millions of euro)
Balance, at the beginning of the year	2,101
Additions	417
Disposals	(33)
Valuation using equity method (*)	(493)
Reclassifications	(1,037)

Balance, at the end of year	955

(*)	Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

The investments valued by the equity method include the remaining unamortized portion of goodwill relating to such investments (€101 million, compared to €504 million as of December 31, 2002). As of December 31, 2003, goodwill is mainly associated with Etec S.A. for €94 million.

Additions of €417 million mainly relate to equity investments in Sky Italia (formerly Stream) for €324 million, LI.SIT—Lombardia Integrata for €54 million and Mirror International Holding for €24 million.

Reclassifications, during the year 2003, of €1,037 million primarily relate to:

•	current assets of certain equity investments in affiliated companies, since they were earmarked for sale within twelve months. These reclassifications were related to Telekom Austria (€708 million), which was sold in January 2004, and Telekom Srbija (€187 million), which was sold in July 2003;

•	other companies, under other long-term assets, of Solpart Participações (which has indirect control of Brasil Telecom), as a result of the sale of 18.29% of its ordinary share capital to Timepart Participações and to Techold Participações. Such a sale involved a reduction of the Group’s stake in Solpart Participações from 37.29% to 19% of ordinary share capital. The amount reclassified was equal to €142 million.

Investments in other companies (€475 million and €506 million, respectively, as of December 31, 2002 and 2003) are comprised of:

	As of December 31,
	2002	2003
	(millions of euro)
Mediobanca	113	113
Solpart Participações	—	111
LDCom	51	51
Cirsa	81	41
MCC	36	36
Euskaltel	61	27
Consortium	20	20
Fin. Priv.	15	15
Pirelli Real Estate	—	15
Forthnet	8	14
Intelsat	14	12
Sia	11	11
Other	65	40

	475	506

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury stock originally referred to 214,628,828 Olivetti shares (now 101,208,867 Telecom Italia ordinary shares after the redistribution of the share capital in connection with the Merger), comprising 2,697,500 Olivetti shares (now 1,272,014 Telecom Italia shares) held by Telecom Italia, which had been purchased in previous years, and originally 211,931,328 Olivetti shares (now 99,936,853 Telecom Italia shares) held by Olivetti International S.A., which had been received in exchange for the shares of Tecnost S.p.A. following the merger by incorporation of Tecnost S.p.A. with and into Olivetti in 2000.

Other securities decreased by €292 million from December 31, 2002, essentially due to the cancellation, upon the Merger, of the ordinary and savings shares held as treasury stock by Old Telecom Italia (€287 million).

Other receivables decreased by €835 million mainly as a result of the exercise of the JP Morgan put option on Seat Pagine Gialle shares in 2003 in connection with the demerger and sale of New SEAT which included a charge to the statement of operations for the residual amount of the capitalized premium paid, as well as the write-down of receivables from equity investee Aria—Is TIM through the utilization of part of the reserve for risks and charges (€279 million) recorded in 2002. Other receivables include receivables from affiliated companies, the tax receivable from the prepayment of tax on the reserve for employee severance indemnities, loans to employees, loans to third parties (including the receivable from PTT Srbija arising from the disposal of Telekom Srbija), security deposits and the cost of €49 million for the call options acquired on the share capital of Sofora Telecomunicaciones S.A. (“Sofora”).

Note 11—Financial Debt

	As of December 31, 2002	As of December 31, 2003
	Total	Denominated in euro	Denominated in Foreign currency	Total
Short-term debt(1)	6,827	10,137	476	10,613
Long-term debt	33,804	26,393	4,459	30,852

	40,631	36,530	4,935	41,465

(1)	Including current portion of long-term debt.

The total financial debt increased by €834 million compared to the end of 2002, after the distribution of profits and reserves (€1,049 million), the payment for the early exercise of the JP Morgan Chase put option on Seat shares (€2,272 million) and the repayment in advance (€3,800 million) of a portion of the financings incurred in 2003 in connection with the voluntary partial cash tender offers made by Olivetti for a portion of the Old Telecom Italia shares (€5,274 million). The repayment was made with a portion of the net proceeds of a note offering completed in October 2003. The total financial debt as of December 31, 2003 was reduced by cash-flows from operations as well as by the effects of the spin-off and sale of the investment in New SEAT (€3,681 million).

The portion of financial debt due beyond one year as a percentage of total debt decreased from 83% at December 31, 2002 to 74% at December 31, 2003. Short-term debt at December 31, 2003 included current portion of long-term debt of €9,289 million (€3,450 million at December 31, 2002), of which €1,500 million related to an outstanding series of Telecom Italia floating rate notes (with original maturity on June 21, 2005) which on March 22, 2004 was fully repaid in advance.

As of December 31, 2003, the amount of unutilized bank lines of credit was €9,110 million (€9,081 million as of December 31, 2002). Approximately 98% of these lines of credit were denominated in Euro and had varying interest rates.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial debt denominated in foreign currency as of December 31 of each year is as follows:

	2002	2003	2002	2003
	(millions of foreign currency)		(millions of euro)
U.S.$	1,073	4,952	1,023	3,921
GBP	271	56	417	79
BRL (Brazil)	1,072	675	290	185
CLP (Chile)	200,848	201,266	266	269
NUEVO SOL (Perù)	258	101	70	23
YEN	42,302	37,139	338	275

Other			112	183

			2,516	4,935

A grouping of the financial debt by interest rates is as follows:

	As of December 31,
	2002	2003
	(millions of euro)
Up to 2.5%	4,779	9,241
From 2.5% to 5%	15,941	17,745
From 5% to 7.5%	17,370	11,810
From 7.5% to 10%	738	1,371
Over 10%	935	613

	39,763	40,780
Non-interest bearing	868	685

	40,631	41,465

As of December 31, 2003, the non-interest bearing financial payables relate to certain agreements entered into by Olivetti Finance N.V. with a financial institution for the lending of bonds.

Long-term debt as of December 31, 2003 classified by maturity is as follows (in millions of euro):

2004 (current portion of long-term debt)(1)	9,289
2005	2,008
2006	6,497
2007	3,545
2008	2,641
Beyond 2008	16,161

40,141

(1)	€1,500 million was repaid on March 22, 2004 with the proceeds of long-term borrowing.

Long-term debt includes notes issued by the Group in order to reduce its dependence on short-term debt, lengthen the average life of its financial debt and diversify its investor base. The Group has issued long-term debt in the capital markets under, among the others, the Olivetti Euro Medium Term Note Program (the “EMTN Program”) and the Telecom Italia Global Medium Term Note Program, the net proceeds of which have been used to repay short-term debt.

In July 1999, the Group (formerly the Olivetti Group) established the EMTN Program, as updated and amended on June 8, 2001 and May 14, 2002, which allows for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

Furthermore, at the end of 2000, the Old Telecom Italia Group established a Global Medium Term Note Program, which allowed for the issuance of a total amount of U.S.$10 billion in debt (or the equivalent in other

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

currencies), at various terms, rates and maturities. On December 18, 2001, the Old Telecom Italia’s Board of Directors authorized the increase of the above-mentioned Global Medium Term Note Program up to U.S.$12 billion.

On October 10, 2003, as part of the plan to refinance short and long-term borrowings falling due, the Board of Directors of Telecom Italia voted to set-up a Euro Medium Term Note Program for a maximum amount of €10 billion. These notes can be issued by Telecom Italia and/or its subsidiary Telecom Italia Finance, with a guarantee by Telecom Italia.

Financial debt consists of the following:

	As of December 31,
	2002	2003
	Total	Long-term debt	Short-term debt(1)	Total
	(millions of euro)
Debt to banks	5,776	1,182	1,278	2,460
Debt to other financial institutions	1,970	670	342	1,012
Convertible notes	7,401	5,597	1,715	7,312
Notes and bonds	24,404	23,323	6,730	30,053
Payables to associated companies	406	23	19	42
Note payables	241	—	—	—
Suppliers	21	4	5	9
Other	412	53	524	577

	40,631	30,852	10,613	41,465

(1)	Including current portion of long-term debt.

•	Debt to banks of €2,460 million, decreased by €3,316 million compared to December 31, 2002. Certain bank borrowings are secured by collateral of €149 million mainly related to Maxitel. Furthermore, TIM has pledged Digitel shares as a guarantee for a credit facility granted to the same company in 2002.

•	Debt to other financial institutions, of €1,012 million, decreased by €958 million compared to December 31, 2002. This debt is mainly related to:

•	short-term loans received by Telecom Italia from TI Securitisation Vehicle S.r.l. from the excess liquidity generated by the securitization of receivables (€233 million);

•	loans received by Telecom Italia from the Cassa Depositi e Prestiti (€213 million);

•	a loan contract received by Telecom Italia Finance (originally Olivetti International Finance N.V.) from a Japanese investor, maturing on October 29, 2029, and originally set up in the form of notes (€174 million).

•	Convertible notes of €7,312 million, decreased by €89 million compared to December 31, 2002 and are detailed as follows:

•	notes 2001-2004 issued by Telecom Italia S.p.A. (originally Olivetti) for a face value of €1,267 million convertible into Telecom Italia (originally Olivetti) shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 105.07759% of the issue price (€2.6 per note), maturing in January 2004. As of December 31, 2003, those notes represented a total liability of €1,331 million. The annual yield upon maturity was 3.25% and the conversion was at a rate of 0.471553 newly issued Telecom Italia shares for each note held;

•	notes 2001-2010 issued by Telecom Italia S.p.A (originally Olivetti) for a face value of €2,390 million convertible into Telecom Italia (originally Olivetti) shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 118.37825% of the issue price, maturing in January 2010. As of December 31, 2003, those notes resulted in a total liability of €2,829 million. The annual yield upon maturity is 3.5% and the conversion will be at a rate of 0.471553 Telecom Italia shares for each note held;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	€2,500 million notes originally issued in March 2001 by Sogerim (merged in 2002 into Telecom Italia Finance), convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash. The spin-off transaction and the subsequent disposal of the equity investment in the beneficiary company, New SEAT, did not result in any changes in the terms of the notes since the terms and conditions contemplated possible dispositions for purposes of settlement. These are five-year notes and can be redeemed by the note holders before maturity at the end of the third year after issue. The notes decreased in September 2002 by €536 million due to the purchase in the market by Telecom Italia Finance of a portion of the notes, which were subsequently cancelled, therefore leaving a balance of €1,964 million at December 31, 2003;

•	zero-coupon notes 2002-2004 issued by Olivetti Finance N.V. for €385 million maturing in March 2004. The notes were convertible into 136,656,060 newly issued Telecom Italia ordinary shares (exercise price of €2.8174 per share), with the right of the issuer to pay off the amount due in cash;

•	notes 2000-2005 issued by Olivetti Finance N.V. for €708 million, redeemable in Telecom Italia ordinary shares, with the right of the issuer to pay off the amount due in cash, an annual fixed-rate coupon of 1% and a premium on redemption of 113.41% of the issue price, maturing in November 2005. Those notes, which, accordingly, result in a total liability of €803 million, are convertible into 153,584,699 shares (exercise price of approximately €4.61 per share). The annual yield upon maturity is 3.5% and the conversion will be at a rate of 216.825865 newly issued Telecom Italia shares for each €1,000 note held.

Original Currency	Amount (million)	Coupon	Convertible into shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.
Euro	1,331	1.50%	TI S.p.A.	03/09/01	01/01/04	100
Euro	2,829	1.50%	TI S.p.A.	11/23/01	01/01/10	100

Convertible notes issued by Telecom Italia Finance S.A. guaranteed by Telecom Italia S.p.A.
Euro	1,964	1.00%	TIM / TI Media	03/15/01	03/15/06	100

Convertible notes issued by Olivetti Finance N.V. guaranteed by Telecom Italia S.p.A.
Euro	385	0.00%	TI S.p.A.	09/20/02	03/19/04	100
Euro	803	1.00%	TI S.p.A.	11/03/00	11/03/05	100

Total	7,312

•	Notes and bonds of €30,053 million, increased by €5,649 million compared to December 31, 2002 and are detailed as follows:

Notes and bonds issued by Telecom Italia S.p.A. (a total of €4,215 million)

•	floating rate notes of €1,500 million issued by Old Telecom Italia (the first issue under the Global Medium Term Note Program with Old Telecom Italia as the issuer). The maturity date was June 21, 2005 and the issuer may redeem the notes at an earlier date at face value beginning from the end of the second year and at every coupon date for interest thereafter; these notes were repaid in advance, at par, on March 22, 2004 in accordance with a resolution approved by the Telecom Italia Board of Directors on February 17, 2004;

•	notes issued by Old Telecom Italia, on February 1, 2002 in the principal amount of €2,500 million, divided into two tranches of €1,250 million each, at fixed interest rates, maturing on February 1, 2007 and February 1, 2012, respectively. The issue was part of the “Global Medium Term Note Program”;

•	notes 2002-2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia S.p.A., with headquarters in Italy, for €215 million.

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A. (total of €7,564 million)

•

notes originally issued by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) on international markets in the principal amount of €6,000 million. The issue was divided into three tranches: €1,000

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million of floating rate notes, maturing on April 20, 2004; €3,000 million of fixed-rate notes, maturing on April 20, 2006; €2,000 million of fixed-rate notes, maturing on April 20, 2011;

•	notes 1999-2009 issued by Telecom Italia Finance S.A. (originally Olivetti International N.V.) in the principal amount of €1,500 million with an annual fixed-rate coupon of 5% + a 0.15% step-up, maturing in February 2009;

•	notes in Swiss Francs 1986-2046 issued by Telecom Italia Finance S.A. (originally Olivetti International N.V.) in the principal amount of CHF 100 million (€64 million) with an annual fixed-rate coupon of 5.625%, maturing in June 2046.

Notes and bonds issued by Olivetti Finance N.V. and guaranteed by Telecom Italia S.p.A. (a total of €14,898 million)

•	notes 1999-2004 issued by Olivetti Finance N.V. (originally Olivetti International Finance N.V.) in the principal amount of €4,200 million with an annual fixed-rate coupon of 5 3/8% + a 0.45% step-up, maturing in July 2004. On March 26, 2004, €650 million of these notes were cancelled by Olivetti Finance N.V. after their buy-back; consequently the outstanding debt decreased to €3,550 million. The effect of this cancellation has already been reflected in the 2003 consolidated financial statements;

•	notes 2002-2005 issued by Olivetti Finance N.V. in the principal amount of €200 million with a floating rate coupon indexed to EONIA (“Euro OverNight Index Average”) plus 1.45%, maturing in February 2005. On March 26, 2004, these notes were cancelled by Olivetti Finance N.V. after their complete buy-back. The effect of this cancellation has already been reflected in the 2003 consolidated financial statements;

•	notes 2002-2005 issued by Olivetti Finance N.V. in the principal amount of €500 million with a quarterly coupon indexed to the Euribor 3-month rate + 130 basis points, maturing in March 2005. The noteholder has the option to extend the maturity for successive periods of 21 months up to a total maximum tenor of 10 years;

•	notes 2002-2006 issued by Olivetti Finance N.V. in the principal amount of €1,100 million with a quarterly coupon indexed to the Euribor 3-month rate plus a spread of 1.25%, maturing in January 2006;

•	notes 2002-2007 issued by Olivetti Finance N.V. in the principal amount of €1,750 million with an annual fixed-rate coupon of 6.5%, maturing in April 2007;

•	notes 2003-2008 issued by Olivetti Finance N.V. in the principal amount of €1,750 million with an annual fixed-rate coupon of 5.875%, maturing in January 2008;

•	notes 1999-2009 issued by Olivetti Finance N.V. (originally Olivetti International Finance N.V.) in the principal amount of €2,350 million with an annual fixed-rate coupon of 6 1/8% + a 0.45% step-up, maturing in July 2009;

•	notes 2002-2012 issued by Olivetti Finance N.V. in the principal amount of €1,000 million with an annual fixed-rate coupon of 7.25%, maturing in April 2012;

•	notes 2003-2013 issued by Olivetti Finance N.V. in the principal amount of €850 million with an annual fixed-rate coupon of 6.875%, maturing in January 2013;

•	notes 2002-2032 issued by Olivetti Finance N.V. in the principal amount of Yen 20 billion (€148 million) with a six-month fixed-rate coupon of 3.55%, maturing in May 2032 (callable by the issuer annually beginning from the tenth year);

•	notes 2002-2032 issued by Olivetti Finance N.V. in the principal amount of €250 million with an annual fixed-rate coupon of 7.77%, maturing in August 2032;

•	notes 2003-2033 issued by Olivetti Finance N.V. in the principal amount of €800 million with an annual fixed-rate coupon of 7.75%, maturing in January 2033.

All the above Olivetti Finance N.V. notes and bonds were issued under the EMTN Program.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A. (total of €3,168 million)

•	issue of fixed-rate multi-tranche notes by Telecom Italia Capital S.A. in the principal amount of U.S.$4,000 million (€3,168 million). The issue was divided into three tranches:

•	Series A notes in the principal amount of U.S.$1,000 million (€792 million) with an annual fixed-rate coupon of 4%, maturing in November 2008;

•	Series B notes in the principal amount of U.S.$2,000 million (€1,584 million) with an annual fixed-rate coupon of 5.25%, maturing November 2013;

•	Series C notes in the principal amount of U.S.$1,000 million (€792 million) with an annual fixed-rate coupon of 6.375%, maturing November 2033.

Notes and bonds issued by Entel Chile (a total of €208 million)

•	notes maturing between 2004 and 2023 issued by Entel Chile in the principal amount of €208 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the outstanding Group’s notes and bonds as of December 31, 2003 broken-down by issuer.

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)

Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,500	1,500	Euribor 3 months + 0.95%	12/21/01	06/21/05	99.837
Euro	1,250	1,250	5.625%	02/01/02	02/01/07	99.841
Euro	1,250	1,250	6.250%	02/01/02	02/01/12	98.952
Euro	215	215	Euribor 6 months	01/01/02	01/01/22	100

Sub-Total		4,215

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,000	1,000	Euribor 3 months + 1.125% (a)	04/20/01	04/20/04	99.514
Euro	3,000	3,000	6.125% (a)	04/20/01	04/20/06	99.937
Euro	1,500	1,500	5.15% (b)	02/09/99	02/09/09	99.633
Euro	2,000	2,000	7.00% (a)	04/20/01	04/20/11	99.214
CHF	100	64	5.625%	06/12/86	06/12/46	99.000

Sub-Total		7,564

Notes and bonds issued by Olivetti Finance N.V. and guaranteed by Telecom Italia S.p.A.
Euro	4,200	4,200	5.825%	07/30/99	07/30/04	99.786
Euro	200	200	EONIA + 1.45%	08/07/02	02/07/05	99.900
Euro	500	500	Euribor 3 months + 1.3%	03/14/02	03/14/05	100
Euro	1,100	1,100	Euribor 3 months + 1.25%	05/29/02	01/03/06	99.6673
Euro	1,750	1,750	6.500%	04/24/02	04/24/07	99.637
Euro	1,750	1,750	5.875%	01/24/03	01/24/08	99.937
Euro	2,350	2,350	6.575% (c)	07/30/99	07/30/09	99.272
Euro	1,000	1,000	7.25%	04/24/02	04/24/12	99.602
Euro	850	850	6.875%	01/24/03	01/24/13	99.332
JPY	20,000	148	3.550%	04/22/02	05/14/32	99.25
Euro	250	250	7.770%	08/09/02	08/09/32	100.2
Euro	800	800	7.750%	01/24/03	01/24/33	99.239

Sub-Total		14,898

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	792	4.000%	10/29/03	11/15/08	99.953
USD	2,000	1,584	5.250%	10/29/03	11/15/13	99.742
USD	1,000	792	6.375%	10/29/03	11/15/33	99.558

Sub-Total		3,168

Notes and bonds issued by Entel Chile
CLP	156,820	208	From 5.93% to 8.06%	From 2000 to 2002	From 2004 to 2023

Sub-Total		208

Total		30,053

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Protection mechanisms of step-up/step-down relating to the coupon of certain notes and bonds due to the changes in the rating

Certain of the notes and bonds we have issued provide certain protections to investors in the event that our debt ratings are downgraded. The ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:     BBB+, positive outlook

Moody’s:                     Baa2, stable outlook

Fitch IBCA:                A-, stable outlook

(a)	Telecom Italia Finance S.A. Notes:

•	€1,000 million, Euribor 3M + 1.125% interest, maturing April 2004

•	€3,000 million, 6.125% interest, maturing April 2006

•	€2,000 million, 7% interest, maturing April 2011

These notes carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by each of the two agencies to below the stated thresholds would cause an increase in the interest coupon (or in the spread above Euribor in the case of floating-rate securities) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating. Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period would have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

As a result, these securities are currently subject to an 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of the floating-rate security, this increase has been applied to the coupon for the period beginning October 2003; in the case of the two fixed-rate securities, the increase will be applied beginning with the interest period, which starts in April 2004.

(b)	Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009

These notes carry protection for investors which would be triggered by a downgrade in the minimum rating (among those assigned by the various agencies, specifically in reference to the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, bringing the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.50% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the ratings.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Olivetti Finance N.V. Notes: €2,350 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, specifically the Baa2 rating by Moody’s).

At the beginning of each interest period, this minimum rating will be checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon that will effectively be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the original coupon.

In line with this mechanism, starting October 2000 (date of the introduction of this mechanism), the original coupon was increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating might cause decreases/increases in the coupons according to the mechanism described above.

Financial covenants / other covenants / other features

The notes and bonds summarized above contain customary covenants and events of default but do not contain financial covenants or covenants which would force the notes to be repaid at an earlier date as a result of events other than the solvency of the Telecom Italia Group. However, certain of the Olivetti Group notes and bonds contain cross defaults to subsidiary indebtedness.

There are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investments on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

For the U.S.$4,000 million principal amount of Notes issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, there is a covenant requiring that Telecom Italia Capital and Telecom Italia complete an exchange offer registered with the SEC in order to allow investors to exchange their notes originally purchased for registered notes which will be freely saleable without restrictions. Should Telecom Italia Capital not complete the registered exchange offer by October 31, 2004, this would result in an increase in the coupon by 0.50% until the exchange offer was completed.

•	Payables to associated companies, of €42 million, decreased by €364 million compared to the end of 2002 mainly due to the early redemption, in January 2003, of certain financial lease contracts with Teleleasing.

•	Notes payable at December 31, 2003 were nil (€241 million as of December 31, 2002) following the reimbursement by Seat Pagine Gialle on June 30, 2003 of investment certificates underwritten by Seat Pagine Gialle Finance S.r.l. under Law No. 130/99 on securitization.

•

Other, of €577 million, decreased by €165 million compared to the end of 2002. The 2003 amounts were mainly due to the bond lending agreement (€300 million) carried out by Olivetti Finance N.V., €58 million for medium/long-term financial debt relating to the agreement reached with the Tax Administration over the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assessments received in 2002 by Telecom Italia as well as for the residual liability deriving from the tax amnesty requested under Law No. 289 dated December 27, 2002 and €83 million for the residual liabilities of the Mobile Business Unit on the UMTS license acquired in Greece and the GSM license acquired in Brazil.

Note 12—Payables, trade and other

	As of December 31,
	2002	2003
	(millions of euro)
Advances from customers	270	141
Trade payables	5,649	5,848
Payables to associated companies	259	146
Other taxes payable	628	592
Payables to customers	1,604	1,672
Other	1,860	263

	10,270	8,662

Advances from customers, which totaled €141 million, decreased by €129 million compared to December 31, 2002 due to the completion of the activities performed on behalf of Consorzio Telcal for the Telemaco Calabria Plan (€103 million).

Trade payables increased by €199 million from December 31, 2002, mainly as a result of the growth in payables within Telecom Italia, the Mobile Business Unit as well as the IT Group Operating Activity, partly offset by the changes in the scope of consolidation due to the sale of New SEAT. This item also includes €573 million of amounts due to other telecommunications operators. Furthermore, the Tim group pledged Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Other taxes payable amounted to €592 million and decreased by €36 million compared to December 31, 2002. This item includes indirect taxes and withholdings made by the companies as substitute taxpayers.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges, as well as prepaid traffic.

Other payables decreased from €1,860 million at December 31, 2002 to €263 million at December 31, 2003 and included payables for the telecommunications license fee totaling €24 million (€1,394 million as of December 31, 2002). Such a decrease was due to the inclusion of payables for the telecommunications license fee at December 31, 2002. The fee has been declared incompatible with Community Law by the Court of Justice of the European Community, with regards to the measure introduced in national law by article 20 of Law No. 448/1998. The payable for the telecommunications license fee has been reversed to income in 2003.

Note 13—Other accrued liabilities

As of December 31, 2003 other accrued liabilities amounts to €2,122 million (€2,067 million as of December 31, 2002). They consist of accrued expenses (primarily interest) of €1,168 million as of December 31, 2002 and €1,298 million as of December 31, 2003 and deferred income of €899 million as of December 31, 2002 and €824 million as of December 31, 2003. Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the deferred portion of capital grants received.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14—Other liabilities

	As of December 31,
	2002	2003
	(millions of euro)
Reserve for taxes	344	152
Reserves for pensions and similar obligations	67	42
Reserve for restructuring costs	299	184
Reserve for forward purchase commitments (Put option on SEAT’s shares)	1,942	—
Reserve for risks and charges related to Aria—Is Tim	850	572
Reserve for contract and other risks and charges	2,284	1,721
Payable to INPS and other accruals	1,381	1,468

	7,167	4,139

•	The reserve for taxes mainly consists of estimated tax liabilities on positions still to be agreed upon or in dispute. The decrease of €192 million is principally due to the reclassification to deferred income taxes of the withholding tax related to financial companies.

•	The reserves for pensions and similar obligations, amounting to €42 million (€67 million at December 31, 2002), included the reserve for agents’ leaving indemnities and reserves for potential liabilities related to pension funds set up for the employees of certain foreign subsidiaries.

•	As of December 31, 2003, the reserve for restructuring costs includes €121 million related to Telecom Italia.

•	As of December 31, 2003, the reserve for forward purchase commitments was nil (€1,942 million as of December 31, 2002) as a result of the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares. This reserve was recorded in 2002 in connection with the costs to be incurred against the contractual commitments to acquire the additional Seat Pagine Gialle shares (see also Note 18).

•	The reserve for risks and charges related to Aria—Is TIM was originally recorded in 2002. The amount of €572 million included in this reserve at December 31, 2003 is against the guarantees provided by the Group to financial institutions on behalf of Aria—Is TIM. An additional reserve of €279 million is included in other assets as a provision for a certain outstanding receivables from Aria—Is TIM.

•	The reserve for contract and other risks and charges (€1,721 million as of December 31, 2003; €2,284 million as of December 31, 2002) includes:

•	the reserves for contractual risks and other risks, related to Telecom Italia, in the amount of €496 million (€946 million as of December 31, 2002), of which €456 million arises from operating activities and €40 million relates to extraordinary accruals for contractual risks, provided in previous years and in the current year. The decrease in the reserves for contractual risks and other risks was in part due to the reversal of the reserve for the telecommunication licensee fee to the statement of operations (€112 million accrued at December 31, 2002), following the opinion of the Court of Justice of the European Community (see also Note 12);

•	reserves related to the Digitel dispute (€59 million) and TIM Celular (€117 million), recorded by the Mobile Business Unit;

•	reserves for the risks of technological revisions and future risks inherent in the regulatory framework of TIM for €404 million (€453 million as of December 31, 2002);

•	reserve of €194 million (€124 million as of December 31, 2002) relating to the financial expenses for the premium on the redemption of notes issued by Telecom Italia Finance; and

•	reserve for the losses of subsidiaries and affiliates of €184 million and for the expenses connected with extraordinary transactions of €266 million.

•

Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non current portion of the contributions due to INPS for the remaining balance of the charges estimated pursuant to Law No. 58/1992 (see Note 18), as well as the deferred revenue from the capital grants provided by the government. Pursuant to Law No. 58/1992, Telecom Italia is required to provide full national insurance

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as of February 20, 1992, as well as for all employees transferred from the Public Administration to the former Iritel, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT) which on January 1, 2000 became part of the general Employees Pension Fund. This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the Italian National Social Security Agency (INPS) and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests. Subsequently, article 66 of Law No. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.

In accordance with Italian GAAP, a payable for an amount equivalent to the minimum estimated liability was initially recorded in the Olivetti Group’s consolidated financial statements at the time of the allocation of the excess of the purchase price of the Old Telecom Italia acquisition in June 1999.

The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used. The matter is being considered by the Courts.

In the 2003 Telecom Italia consolidated financial statements, the amount to be paid, net of payments up to December 31, 2003, has been revised consistently with the amounts already paid to INPS taking also into account the current status of the dispute with INPS.

The change in estimate involved a provision of €315 million recorded under “other income and (expense), net”.

Therefore, the principal amount of the liability attributable to Telecom Italia (excluding the part relating to the former Iritel employees) as of December 31, 2003 is €802 million (including the part under “payables, trade and other”). The accrued interest for the year 2003 (€72 million) has been recorded under “other income and (expense), net” on the basis of the positions notified by INPS up to December 31, 2003 and its interpretation of the law.

A dispute concerning the application and interpretation of the Law No. 58/1992 arose with INPS regarding the exclusion from the estimates under this law of all employees (except for employees of the former Iritel) who had already filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, even though that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979—and, therefore, payment of the respective obligations—apply to these employees. At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question. While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation. In this case, the principal amount of the liability, net of payments up to December 31, 2003 would decrease to €478 million.

Furthermore, the consolidated balance sheet includes €536 million (including the part under “payables, trade and other”) of residual payables to INPS relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministerial Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to the former Iritel, and recorded by the latter company in its financial statements at December 31, 1993.

Note 15—Employee termination indemnities

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employees on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities shown in the consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reserve for employee termination indemnities decreased by €68 million compared to the end of 2002, as a result of the followings:

(millions of euro)
Balance, at the beginning of the year	1,364
Provision for the year	200
Utilizations:
• indemnities paid	(212)
• advances	(16)
• pension funds	(23)
Other variations	(17)

Balance, at the end of the year	1,296

Other variations mainly refer to the changes in the scope of consolidation.

Note 16—Share capital

As of December 31, 2003, the share capital of Telecom Italia S.p.A. amounted to €8,854 million and consisted of 10,302,243,740 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

At December 31, 2002, the share capital of the merging company Olivetti amounted to €8,845 million (including €200 thousand for capital increases that were awaiting registration in the Companies Register) and consisted of 8,845,439,830 ordinary shares of par value €1 each.

The increase in the year 2003 (including the effects of the merger) of €9 million was due to the following changes:

•	Merger adjustments:

•	reduction in share capital by €11 million following the exercise of the withdrawal rights by shareholders of the company;

•	reduction in share capital of €3 thousand with a credit to the legal reserve for the roundings necessary for the redistribution of the shares upon the issue of new ordinary and savings shares of par value €0.55 each;

•	other variations:

•	capital increases occurred before the Merger of par value €81 thousand following the conversion of 80,421 “Telecom Italia 1.5% 2001 - 2004 convertible notes with a premium on redemption”, as renamed after the Merger;

•	capital increases occurred after the Merger of par value €79 thousand following the conversion of 305,310 “Telecom Italia 1.5% 2001 - 2004 convertible notes with a premium on redemption”, as renamed after the Merger;

•	capital increases occurred before the Merger of par value €11 million following the conversion of 11,081,121 “Telecom Italia 1.5% 2001 - 2010 convertible notes with a premium on redemption”, as renamed after the Merger;

•	capital increases occurred after the Merger of par value €2 million following the conversion of 8,542,689 “Telecom Italia 1.5% 2001 - 2010 convertible notes with a premium on redemption”, as renamed after the Merger;

•	capital increase of par value €6 million following the warrants exercised for the stock option plans reserved for the employees of Company.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Additional paid-in capital and reserves, retained earnings (deficit) and net income (loss) of the year

Additional paid-in capital

Additional paid-in capital at December 31, 2003 amounted to €88 million, with a decrease compared to December 31, 2002 of €3,677 million. The following movements contributed to the change in additional paid-in capital:

•	decreases:

•	€3,401 million for the absorption of the 2002 loss of Telecom Italia S.p.A. (formerly Olivetti S.p.A.) as voted by the Shareholders’ Meeting of May 26, 2003;

•	€300 million for the absorption of the accumulated deficit of Telecom Italia S.p.A. (formerly Olivetti S.p.A.) as voted by the Shareholders’ Meeting of May 26, 2003;

•	increases:

•	€129 thousand for the additional paid-in capital relating to the capital increases subscribed before the merger as a result of the conversion of 80,421 “Telecom Italia 1.5% 2001 - 2004 convertible notes with a premium on redemption”, as renamed after the Merger;

•	€714 thousand for the additional paid-in capital relating to the capital increases subscribed after the merger as a result of the conversion of 305,310 “Telecom Italia 1.5% 2001 - 2004 convertible notes with a premium on redemption”, as renamed after the Merger;

•	€6 million for the additional paid-in capital relating to the capital increases subscribed after the merger as a result of the conversion of 8,542,689 “Telecom Italia 1.5% 2001 - 2010 convertible notes with a premium on redemption”, as renamed after the Merger;

•	€17 million for the additional paid-in capital relating to the capital increases following the warrants exercised for the stock option plans reserved for the employees of Company.

Reserves, retained earnings (deficit) and profit (loss) of the year

	As of December 31,
	2002	2003
	(millions of euro)
Reserves and retained earnings (deficit)	(197)	5,958
Net income (loss) of the year	(773)	1,192

	(970)	7,150

Reserves, retained earnings (deficit) and net result of the year increased by €8,120 million compared to December 31, 2002. The increase was due to the effect of the Merger, offset by the reduction for the absorption of losses for the year 2002.

Included in reserves and retained earnings (deficit) are retained earnings of subsidiaries, legal reserves, revaluation reserves and the reserves held on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions, which could give rise to a tax liability, are not expected to occur. Legal reserves are not available for payment of dividends.

Note 18—Commitments, Guarantees and Contingent Liabilities

Purchase commitments

As of December 31, 2003, the Group had purchase commitments totaling €184 million (€2,905 million as of December 31, 2002). The reduction in the purchase commitments of €2,721 million from December 31, 2002 was mainly due to the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In particular, as of December 31, 2003, the purchase commitments included:

•	Telecom Italia’s commitment of €72 million for the purchase of buildings leased by Fintecna. On April 1, 2004, Telecom Italia exercised its right to buy all the property units;

•	Telecom Italia International’s commitment of €32 million in order to cover, on a proportional basis through capital increases, the residual amount due by Etec S.A. to the Cuban government in connection to the new license acquired;

•	operating lease commitments, including the purchase option price, of €20 million (€34 million as of December 31, 2002), of which €5 million (€17 million as of December 31, 2002) relates to Teleleasing.

Furthermore, there were commitments for the purchase from the minority shareholders of the 49% stakes in Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the fair market value of these companies.

As of December 31, 2002, Old Telecom Italia’s commitment for the put option on Seat Pagine Gialle shares amounted to €2,417 million. Under the contract agreed on March 15, 2000 (as subsequently amended), Old Telecom Italia gave Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of €4.2 per share. The contract provided for the exercise of such option after the deed of merger between Seat Pagine Gialle and Tin.it was recorded in the Companies Register. Huit II later transferred the put option to JP Morgan Chase Equity Limited (JPMCEL), together with the ownership of the corresponding Seat Pagine Gialle shares. On December 4, 2000, JPMCEL renegotiated the contract with Old Telecom Italia, extending the period to five years, with the possibility of exercising the option at an earlier date. The time extension made it possible to defer the financial impact of acquiring the shares.

Telecom Italia International then purchased from JPMCEL, a call option on 660,777,200 Seat Pagine Gialle ordinary shares with the same expiry date and strike price as the put option, paying a total premium of €747 million. Moreover, for the purpose of transferring the effects of this latter transaction to Old Telecom Italia, an identical call option agreement was then entered into, with the same features, between Old Telecom Italia and Telecom Italia International. On February 25, 2002, Old Telecom Italia concluded the renegotiation of the December 4, 2000 put and call options with the JPMorgan Chase group. In particular, a decision was made to reduce the exercise price of the aforementioned options from €4.20 to €3.40 per share; in view of the reduction, Old Telecom agreed to pay JPMorgan Chase €569 million at the original expiration date of December 2005. To guarantee the performance of the obligations relating to the put option on Seat Pagine Gialle shares, TI Finance provided a guarantee (€1,940 million) in the form of a Direct Participation Letter of Credit to JPMCEL.

As a result of such renegotiation, the aforementioned expense connected with the revision of the strike price of the options (€569 million) was accounted for in the caption “due to other financial institutions” and had no effect on the statement of operations for the year 2002 after utilization of the reserve for forward purchase commitments of Seat Pagine Gialle shares accrued for the same amount at the end of 2001. In November 2002, the renegotiated debt was settled with the payment to JP Morgan Chase of €500 million, corresponding to the present value of the debt.

Following an additional assessment as of December 31, 2002, a reserve for forward purchase commitments of Seat Pagine Gialle Shares of €1,942 million was recorded for the estimated non recoverability of the original price of the put option; this was done to reflect that the Group no longer considered its Directories business to be a core, strategic business.

On August 1, 2003, Telecom Italia purchased, for a total payment of €2,272 million, including €17 million to hedge interest rate exposure, the Seat Pagine Gialle shares relating to the JP Morgan Chase put option.

Sale commitments

As of December 31, 2003, the Group has sale commitments totaling €24 million (€219 million as of December 31, 2002).

Guarantees

As of December 31, 2003, the Group has given guarantees of €1,155 million (€1,227 million as of December 31, 2002). The amount of the guarantees provided is presented net of counter-guarantees received amounting to

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

€476 million (€596 million as of December 31, 2002). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which €672 million on behalf of Aria—Is Tim) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

Collateral

As of December 31, 2003, the Group has given collateral of €114 million (€111 million as of December 31, 2002). Collateral provided mainly refers to Aria—Is Tim shares pledged as guarantees by TIM International for the performance of the obligations covered by the supply contracts signed by Aria—Is TIM with Ericsson and Siemens.

Other memorandum accounts

Other memorandum accounts of €105 million (€93 million as of December 31, 2002) referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector and Olivetti Tecnost group.

Furthermore, as of December 31, 2003:

•	the consolidated companies of the Group issued patronage letters, that do not constitute guarantees, totaling €197 million chiefly on behalf of affiliated companies to support insurance polices, lines of credit and overdraft arrangements;

•	the total amount of Telecom Italia’s commitments at December 31, 2003 for lease obligations on buildings to be paid to IMSER 60, Tiglio I, Tiglio II and FMP Italy 1 (formerly Ireos) on contracts of a duration of 9 to 21 years, was €3,989 million.

Legal proceedings

The Group is a party to various legal actions. However, in the opinion of the Group’s management, although the outcome of such actions cannot be determined, such matters will not materially affect the Telecom Italia Group’s financial position or statement of operations.

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

In compliance with Italian GAAP, a provision for an amount in line with the maximum estimated liability has been recorded in the consolidated financial statements of the Telecom Italia Group at December 31, 2003 (for further details see Note 14).

Pre-amortization interest (including that relating to the employees of the former Iritel), subsequent to the agreement between INPS and Old Telecom Italia, was paid by the latter—with reservation—in fifteen equal annual deferred installments, including interest at an annual rate of 5%, up to the end of 1999, for a total amount of €110 million, net of interest adjustments and certain reimbursements made by INPS. The dispute was resolved in Old Telecom Italia’s favor in order No. 3398/2002 decided by the Supreme Court, conforming to the previous order No. 4242/2000 that was handed down (by which the payment of the above interest and accrued interest related thereto was suspended as from June 2000). As a result of the above, Old Telecom Italia recorded a receivable of €131 million (including interest at 5%) in 2002.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management also believes that the other contributions eventually due will not significantly affect the Group’s financial position or future results of operations since, as provided for by the pertinent law, any costs required to be paid will be paid over a period of fifteen years.

De Agostini initiated arbitration proceedings against SEAT (now Telecom Italia Media), Matrix, Buffetti Group and Finanziaria Web for the alleged nonfulfillment of the framework agreement of September 20, 2000, with regard to SEAT’s obligation to acquire the Finanziaria Web S.p.A.’s shares still held by the De Agostini group.

Effectively, the De Agostini group maintains that all the conditions stipulated in the contract for executing the agreement were fulfilled, whereas Telecom Italia Media maintains that this is not true and that, in any case, the fact that market conditions changed rendered the acquisition excessively onerous. The De Agostini group is asking for specific performance of the framework agreement and that the Finanziaria Web shares should be transferred to Telecom Italia Media for the amount originally agreed of €700 million, as well as the payment of unspecified damages.

De Agostini also requested that the contract should be reduced to fair value, indicating the sum of €630 million as being fair consideration for the purchase of 40% of Finanziaria Web, or—as a further condition—the sum be decided by the Arbitration Board. During the course of the arbitration proceedings Telecom Italia Media presented further grounds, claiming a conflict of interests in the finalization of the agreement, in addition to the request of the annulment of the agreement. On request by the Arbitration Board, the deadline for the decision has been extended to November, 2004.

Meanwhile, on March 24, 2004, the Arbitration Board invited the parties to evaluate the existence of conditions to reach an out of court settlement. As a result, contacts among the parties’ legal counsels are currently in progress.

Derivative Financial Instruments

Derivative financial instruments are used by the Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at December 31, 2003 are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs and IROs involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and eventually at another date.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Foreign exchange risk

At December 31, 2003, the Telecom Italia Group companies had forward foreign exchange contracts and options outstanding for the purchase and sale of foreign currency at specified exchange rates for an equivalent amount of €1,231 million, of which:

European companies

Description	Equivalent notional amount
(millions of euro)
Transactions finalized by Olivetti International S.A.	294
Transactions finalized by Olivetti Finance N.V. (on bonds of Japanese yen 20 billion 2002/2032)	162
Transactions finalized by Telecom Italia Finance S.A.	190
Transactions finalized by Telecom Italia S.p.A.	241
Transactions finalized by TIM S.p.A.	7

Total European companies	894

Latin American companies

Description	Equivalent notional amount
(millions of euro)
Currency forward transactions finalized by Entel Chile S.A.	279
Currency forward transactions finalized by TIM Perù S.A.C.	58

Total Latin American companies	337

Given the limited liquidity of the currency market on Latin American currencies, the contracts are often carried out for short-terms and then renewed each time for successive maturity dates.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Interest rate risk

At December 31, 2003, the Group companies had contracts relating to financial liabilities recorded in the financial statements, for total principal equal to notional principal amount of €13,546 million. Details by European companies and Latin American companies are the following:

European companies

Description	Equivalent notional amount
(millions of euro)
Floating to fixed IRS transactions finalized by Telecom Italia S.p.A.	13
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	322
CCIRS transactions finalized by Telecom Italia S.p.A.	3,810
IRS transactions with cap structures maturing February 2009 by Olivetti International S.A. and Olivetti Finance N.V. on bonds of €1,500 million (1999-2009) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	1,250
IRS transactions maturing June 2046 effected by Olivetti International S.A. on bonds of Swiss francs 100 million (1986-2046) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	64
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing July 2009 on Olivetti Finance N.V. bonds of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	2,000
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing July 2004 on Olivetti Finance N.V. bonds of €4,200 million, originally issued by Olivetti International Finance N.V. (1999-2004)	2,200
IRS transactions effected by Olivetti Finance N.V. maturing March 2005 on bonds of €500 million issued by Olivetti Finance N.V. (2002-2005)	500
IRS transactions (with cap and floor structures) effected by Olivetti Finance N.V. maturing January 2006 on bonds of €1,100 million issued by Olivetti Finance N.V. (2002-2006)	1,100
IRS transactions effected by Olivetti Finance N.V. maturing April 2007 on bonds of €1,750 million issued by Olivetti Finance N.V. (2002-2007)	1,300
IRS transactions effected by Olivetti Finance N.V. maturing January 2008 on bonds of €1,750 million issued by Olivetti Finance N.V. (2003-2008)	250
IRS transactions effected by Olivetti Finance N.V. maturing April 2012 on bonds of €1,000 million issued by Olivetti Finance N.V. (2002-2012)	500

Total European companies	13,309

The underlying transactions are analyzed below, in addition to transactions that are largely extinguished (because of certainty of all the remaining financial flows), but not yet matured:

•	the floating to fixed IRS transactions (4.68%) finalized by Telecom Italia S.p.A. for a notional amount of €13 million refer to EIB loans at floating rates;

•	the floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of €322 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the six month EURIBOR;

•	CCIRS transactions finalized by Telecom Italia S.p.A. and amounting to €3,810 million refer to:

•	€3,409 million with reference to the floating rate intragroup loan in U.S. dollars, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of U.S.$ 4,000 million, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for €851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for €1,709 million, of which €470 million through two distinct and linked transactions;

•	semiannual 5.99% fixed rate in euro maturing November 2033 for €849 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With regard to the bond issue of U.S.$ 4,000 million (€3,168 million at the euro/U.S. dollar exchange rate at December 31, 2003), Telecom Italia Capital S.A. put IRS contracts into place to convert the semiannual fixed rate coupon interest of 4% on U.S.$ 1,000 million maturing November 2008, of 5.25% on U.S.$ 2,000 million maturing November 2013, of 6.375% on U.S.$ 1,000 million maturing November 2033 to quarterly floating interest rates in U.S. dollars;

•	€174 million, with reference to the “Dual Currency” loan with a notional principal of Japanese yen 20 billion and a 5% fixed interest rate with a step-up of +0.45% in U.S. dollars maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place:

•	by Olivetti Finance N.V., an IRS in which Olivetti Finance N.V. converts the 5% fixed rate in U.S. dollars to the six month LIBOR in Japanese yen;

•	by Telecom Italia S.p.A., a CCIRS in which Telecom Italia S.p.A., with regard to the intragroup loan in Japanese yen, receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing;

•	by Telecom Italia S.p.A., an IRS with the conversion of the semiannual floating rate in euro to a 6.13% fixed rate up to October 2004 and after that to an annual 6.68% fixed rate (or a semiannual floating rate in euro as elected by the counterpart) up to maturity;

•	€148 million, with reference to the bonds 2002/2032 in Japanese yen 20 billion (at the December 31, 2003 exchange rate) with a 3.55% fixed rate coupon maturing May 2032 issued by Olivetti Finance N.V., the following was put into place:

•	by Olivetti Finance N.V., an IRS contract in which Olivetti Finance N.V. receives the semiannual coupon of 3.55% in Japanese yen and pays a semiannual 2.37% fixed rate in Japanese yen up to 2012 and after that a semiannual floating rate in Japanese yen;

•	by Olivetti Finance N.V., a CCIRS contract for €171 million in which Olivetti Finance N.V. receives six month EURIBOR and pays six month LIBOR in Japanese yen;

•	by Telecom Italia S.p.A., a CCIRS contract for €171 million on a floating rate infragroup loan in Japanese yen in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing;

•	for the remaining €79 million, there is a CCIRS linked to an EIB loan in British pounds with conversion to a floating rate in euro;

•	on the bonds 1999/2009 of €1,500 million at a 5% fixed rate with a step-up of +0.15% (the coupon is equal to 5.30% in the period between May 26, 2003 and February 9, 2004) maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the companies Olivetti International S.A. and Olivetti Finance N.V. put into place the following transactions totaling €1,250 million:

•	an IRS for €500 million with conversion of the annual 5% fixed rate to a semiannual 4.75% fixed rate up to February 2004 and after that to 4.71% with the additional sale of a cap at 7.10% on the six month LIBOR in U.S. dollars effective from August 2007;

•	IRSs for €500 million with conversion of the annual fixed rate to a quarterly 2.65% fixed rate. Starting February 2006, the receipt of the annual 5% fixed rate is conditional on the 5-year swap rate in euro not being below the 1-year swap rate in euro; starting February 2005, the quarterly fixed rate (2.65%) can be replaced by the three month LIBOR in U.S. dollars set in arrears whenever the latter exceeds 7%;

•	IRSs for €250 million with conversion of the annual 5% fixed rate to a semiannual 4.33% fixed rate up to February 2004 and after that at 4.08% or at the floating rate indexed to the three month LIBOR in British pounds whenever the latter exceeds 7%; the receipt of the annual 5% fixed rate is applicable as long as the 5-year swap rates in U.S. dollars remain below the 5-year swap rates in British pounds plus 1%;

•	on the bonds 1986/2046 of Swiss francs 100 million (equal to €64 million) at a 5.625% fixed rate maturing June 2046 carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the company Olivetti International S.A. put an IRS contract into place with the same amount and maturity date by which the annual fixed rate was converted to a semiannual floating rate in Swiss francs;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	on the bonds 1999/2009 of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% carried by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V., the company Olivetti Finance N.V. put IRS contracts (totaling €2,000 million) into place with the same maturity dates by which the annual fixed rate was converted as described below:

•	to a semiannual 2.79% fixed rate up to January 2004 and after that to a semiannual 5.73% fixed rate for €1,000 million with the following additional transactions with reference to the six month LIBOR in U.S. dollars set in arrears:

•	sale of a cap at 7.75% starting July 2007;

•	sale of a floor at 3.25% starting July 2007;

•	to a semiannual 3.96% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in euro for €750 million with the following additional transactions:

•	purchase of a cap at 5.29% on the same two-year swap rate in euro set in arrears semiannually;

•	sale of a cap at 7.75% on the two-year swap rate in U.S. dollars set in arrears semiannually starting July 2005;

•	sale of a floor with an annual rising rate from 3.25% to 4.25% on the two-year swap rate in euro set in arrears semiannually starting July 2004;

•	to a semiannual 5.64% fixed rate up to January 2004 for €250 million and after that at a semiannual floating rate set in arrears indexed to the six month EURIBOR floating rate (with receipt of the annual fixed rate whenever the 5-year swap rate in euro is higher than the 1-year swap rate in euro), with the following additional contracts starting January 2004:

•	purchase of a cap on the semiannual rate in euro at 4.15%;

•	sale of a cap on the semiannual rate in U.S. dollars at 7.70%;

•	sale of a floor on the semiannual rate in euro with an annual rising rate from 2.5% to 3.5%;

•	on the bonds 1999/2004 of €4,200 million at an annual 5.375% fixed rate with a step-up of +0.45% carried by Olivetti Finance N.V., originally issued by Olivetti International Finance N.V., maturing July 2004, the company Olivetti Finance N.V. put into place the following contracts totaling €2,200 million:

•	for €500 million with conversion of the annual fixed rate to a semiannual 3.85% fixed rate up to January 2004 and after that to a two-year floating rate in euro set in arrears;

•	for €1,000 million with conversion of the annual fixed rate to a semiannual 5.36% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in euro;

•	for €500 million with conversion of the annual fixed rate to the three month EURIBOR set in arrears and with the sale of a floor for €450 million at 3.25% rate;

•	for €200 million with conversion of the annual fixed rate to a semiannual 4.98% fixed rate up to January 2004 and after that to a semiannual floating rate set in arrears indexed to the two-year swap rate in U.S. dollars;

•	on the bonds 2002/2005 of €500 million at a quarterly floating rate issued by Olivetti Finance N.V. maturing March 2005, the company Olivetti Finance N.V. put into place:

•	IRS contracts for €500 million, on which Olivetti Finance N.V. receives a quarterly floating rate in euro and pays a quarterly 4.36% fixed rate;

•	an IRS contract for €500 million on which it receives a quarterly 4.36% fixed rate and pays a 3.53% fixed rate up to March 2004 and after that the floating rate indexed to the two-year swap rate in U.S. dollars set in arrears;

•	on the bonds 2002/2006 of €1,100 million at the quarterly floating rate issued by Olivetti Finance N.V. maturing January 2006, the company Olivetti Finance N.V. put IRS contracts into place for €1,100 million with the same maturity with which the three month EURIBOR floating rate was converted:

•	for €200 million, to the higher of the 12-month interest rate in U.S. dollars or the one year EURIBOR set in arrears and starting January 2004;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	for €600 million, to indexing at the semiannual rate in U.S. dollars set in arrears, with the following additional contracts:

•	purchase of a digital cap which can be made when the semiannual rate in U.S. dollars set in arrears is higher than 3.75%;

•	sale of a cap at 4.25% on the semiannual rate in U.S. dollars set in arrears;

•	sale of a floor on the semiannual rate in U.S. dollars set in arrears and with annual rising interest rates;

•	for €300 million, to a 2.87% fixed rate starting January 2004;

•	on the bonds 2002/2007 of €1,750 million with a 6.50% fixed rate coupon issued by Olivetti Finance N.V. maturing April 2007, the company Olivetti Finance N.V. put IRS contracts into place for €1,300 million with the same maturity dates by which the annual fixed rate was converted:

•	for €350 million, to a semiannual 5.57% fixed rate up to April 2004, 5.62% up to October 2004 and after that to a floating rate set in arrears semiannually on the rate in U.S. dollars with receipt of the annual 6.50% fixed rate as long as the 10-year swap rate in U.S. dollars remains higher than 3.50%;

•	for €500 million, to the semiannual 5.19% fixed rate up to April 2004 and after that with indexing at the higher of the rate in U.S. dollars and the six month EURIBOR set in arrears;

•	for €450 million, to the quarterly 5.78% fixed rate up to January 2004 and 5.86% up to July 2004 and after that to the three month EURIBOR set in advance;

•	on the bonds 2003/2008 of €1,750 million with a 5.875% fixed rate coupon issued by Olivetti Finance N.V. maturing January 2008, the company Olivetti Finance N.V. put IRS contracts into place for €250 million with conversion of the annual fixed rate to the floating rate indexed semiannually at the lower of the annual rate in Swiss francs and the one year EURIBOR set in arrears through two distinct and linked transactions for €250 million each;

•	on the bonds 2002/2012 of €1,000 million with a 7.25% fixed rate issued by Olivetti Finance N.V. maturing April 2012, the company Olivetti Finance N.V. put IRS contracts (totaling €500 million) into place with the same maturity dates with which the annual fixed rate was converted using the following structures (the receipt of the annual fixed rate is conditional upon the fact that the 10-year swap rate in euro remains higher than the two-year swap rate):

•	for €400 million, to the quarterly 6.06% fixed rate up to maturity;

•	for €100 million, to the 5.49% fixed rate or starting April 2006 to a quarterly floating rate in U.S. dollars should the latter exceed 8%.

Latin American companies

Description	Equivalent notional amount
(millions of euro)
CCIRS transactions finalized by Tele Celular Sul Participaçoes S.A.	11
CCIRS transactions finalized by Tele Nordeste Celular Participaçoes S.A	17
CCIRS transactions finalized by TIM Celular S.A.	8
CCIRS transactions finalized by Maxitel S.A.	34
IRS transactions finalized by Entel Chile S.A.	107
IRO transactions finalized by Entel Chile S.A.	60

Total Latin American companies	237

In addition to the derivative financial instruments managing indebtedness, at December 31, 2003, the Luxembourg subsidiary Telecom Italia Finance, the Dutch subsidiary Olivetti Finance and the Luxembourg subsidiary Olivetti International S.A. put IRSs and Currency Forwards into place on financial assets with a notional amount of approximately €635 million.

Consistent with the accounting principles disclosed previously, the above detailed derivative financial instruments are recorded at fair value and the negative difference, if any, was recognized in the statement of operations under financial expenses.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19—Other revenues

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Operating grants	26	20	14
Gains on disposal of fixed intangible and tangible assets	12	6	11
Amount credited to income for grants related to assets	73	65	64
Miscellaneous income	365	413	256

	476	504	345

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations represent the portion that became available during the year based on the depreciation pattern of the underlying fixed asset;

•	miscellaneous income from operations includes, among other things, late payment fees charged to customers of the telecommunications services companies for the late payment of telephone bills (€91 million in 2003, €106 million in 2002 and €112 million in 2001).

Note 20—Other external charges

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Cost of external services rendered	9,782	9,407	9,684
Rents and lease payments	1,096	1,166	1,156
Provision for bad debts	448	546	471
Provisions for risk	389	114	70
Write-downs of fixed intangible and tangible assets	17	58	6
TLC license fee	524	431	62
Other provisions and operating charges	431	466	485

	12,687	12,188	11,934

The 2003 decrease in other external charges of €254 million was mainly due to the cancellation of the Italian government TLC license fee (€355 million in 2002; for further details please see Note 12) partially offset by the higher costs for the operation and development of mobile telecommunications (including the start-up of GSM services in Brazil) reflected in the increase of cost of external services rendered (€277 million).

The 2002 decrease in other external charges of €499 million was principally due to the reduction in costs of external services rendered (€375 million); such decrease was substantially due to the deconsolidation of the Telespazio and 9Télécom groups and Sogei partly offset by the higher costs for the operation and development of mobile telecommunications.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21—Financial income

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Dividends	30	46	9
Capital gain on sale and other income from equity investments	191	11	8
Interest and capital gains on fixed-income securities	295	238	174
Interest and commission from:
—affiliated companies and others	24	14	24
—banks	197	185	192
—customers	2	5	4
Gain on foreign exchange	257	508	159
Other	450	562	422

	1,446	1,569	992

“Other” includes €338 million (€404 million in 2002 and €298 million in 2001) of income on hedging contracts and income from the application of inflation accounting principles.

Note 22—Financial expense

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Interest and commission paid to:
—banks and other financial institutions, on short and long term loans	855	454	303
—suppliers	10	12	7
—affiliated companies and others	31	24	11
Interest and other charges on debenture loans	1,534	1,751	1,852
Losses on foreign exchange	392	905	186
Write-downs and equity in losses in affiliated and other companies, net	1,771	487	91
Write-downs of marketable debt and equity securities	376	259	14
Other	1,590	755	792

	6,559	4,647	3,256

Financial expense in 2003 decreased by €1,391 million compared to 2002 as a result of the followings:

•	the decrease in interest expense mainly due to the reduction in the level of interest rates, as well as to the lower average borrowings outstanding during 2003;

•	the improvement of losses on foreign exchange which was positively impacted by the exchange rate effect of the companies in South America; and

•	the reduction in net write-downs and equity in losses in unconsolidated subsidiaries, affiliated and other companies of €396 million mainly due to:

•	the reduction of €67 million in amortization of goodwill in companies accounted for using the equity method (€13 million compared to €80 million in 2002);

•	the decrease of €329 million in valuation adjustments to the Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €78 million compared to a loss of €407 million in 2002). Such decrease was principally due to the reduction in losses of Sky Italia (formerly Stream) of €150 million and Aria—Is Tim of €171 million corresponding to the valuation adjustment made in 2002.

These lower amounts were offset in part by the expenses of €161 million for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares finalized in August 2003, as well as the expenses connected with the credit lines granted to Olivetti in connection with the Merger to fund the rights of withdrawal and the tender offers (€98 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial expense in 2002 decreased by €1,912 million compared to 2001 as a result of the followings:

•	the decrease in interest expense due to the lower average borrowings outstanding during 2002;

•	the increase in losses on foreign exchange due to the adverse movements in the rates of exchange against the euro which impacted some Latin American companies, in particular Venezuela and Brazil;

•	the reduction of €1,284 million in net write-downs and equity in losses in affiliated and other companies mainly due to:

•	the reduction of €236 million in amortization of goodwill in companies accounted for using the equity method (€80 million compared to €316 million in 2001) as a result of the write-downs of goodwill taken in the 2001 financial statements;

•	the decrease of €1,048 million in valuation adjustments to the Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €407 million compared to a loss of €1,455 million in 2001). Such value adjustments refer to the losses of Sky Italia (formerly Stream) for €246 million (€241 million in 2001), of Aria—Is Tim for €171 million (€334 million in 2001) and the earnings balance of €10 million relating to the earnings (losses) of the other companies.

In 2001 this item was also affected by the negative results of the investments in the Nortel Inversora group (€238 million) and in the Auna group (€203 million) and the write-down of Astrolink (€259 million) by Telespazio as the related project was interrupted. The investment in the Nortel Inversora group, the carrying value of which was written-off in the consolidated financial statements at December 31, 2001, remained unchanged in 2002. In 2003 the investment was transferred to Sofora;

•	the decrease in “other” of €834 million mainly as a result of the provision of €569 million recorded in 2001 for the JP Morgan Chase put option on Seat Pagine Gialle shares connected with the estimated non recoverability of the original price to exercise the option. The provision for the year 2002 was recorded in “other income and (expense), net”.

Note 23—Other income and (expense), net

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Provisions and write-downs of goodwill and equity investments	(2,984)	(6,584)	(879)
Restructuring costs	(400)	(494)	(273)
Charges as required under Law No. 58/1992	(84)	(79)	(387)
Gains on the disposal of equity investments, tangible and intangible assets	465	2,553	105
Other, net	(106)	(892)	351

	(3,109)	(5,496)	(1,083)

In 2003, provision and write-downs of goodwill and equity investments amounted to €879 million (a decrease of €5,705 million compared with 2002). In 2003 it consisted of the following:

•	€348 million for the write-down of goodwill on Telecom Italia Media made on the basis of an appraisal of independent advisors;

•	€195 million for the write-down of goodwill on Entel Chile following the implementation of restructuring and reorganization plans;

•	€132 million for the write-down of goodwill on Digitel Venezuela, in view of the persisting difficult macroeconomic environment in which the company operates;

•	€42 million for the write-down of goodwill on EPIClink in respect of the start of the process to strategically reposition the company within the Group;

•	€37 million for the write-down of goodwill related to other minor companies;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	€59 million related to the dispute with minority shareholders of Digitel Venezuela;

•	€30 million to be recognized to Mirror in connection with the recognition of a lower sale price of the investment in Inmarsat with respect to the value assumed in 2001 at the time in which such investment was transferred by Telecom Italia to Mirror; and

•	€36 million related to provisions for risks and other charges on investments.

In 2002, provision and write-downs of goodwill and equity investments amounted to €6,584 million (an increase of €3,600 million compared with 2001). In 2002 it included the following:

•	write-down of the equity investment held in Aria - Is Tim (€1,491 million) and provision to the reserve for risks and charges related to Aria - Is Tim (€850 million) for the guarantees provided by the Old Telecom Italia Group to the creditors of Aria - Is Tim. It also includes the provision for the loans to Aria—Is Tim extended by the Old Telecom Italia Group. At that time, Old Telecom Italia concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not effectively take place;

•	write-down of the Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary shares based on trading on the Italian Stock Exchange over the second half of 2002;

•	the provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million);

•	reserve provision (€43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	other write-downs of investments for €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Digitel Venezuela, €96 million for Netco Redes and €47 million for other minor companies).

In 2001, provision and write-downs of goodwill and equity investments amounted to €2,984 million. In 2001 it included the following:

•	€1,303 million for the write-down of goodwill relating to consolidated companies (9Telecom group, Entel Bolivia, Entel Chile group, Maxitel group, Tele Celular Sul group, Tele Nordeste Celular group, Tim Brasil, Med-1 group and certain companies in the Seat Pagine Gialle group);

•	€1,078 million for the write-down of goodwill relating to companies accounted for by the equity method (GLB Serviços Interativos, Solpart Participacoes, Telekom Austria and the Nortel Inversora group); and

•	€603 million for other provisions relating to equity investees.

In 2003 restructuring costs amounted to €273 million (of which €196 million was attributable to Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs.

In 2002 restructuring costs amounted to €494 million (of which €379 million was attributable to Old Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs.

In 2001 restructuring costs amounted to €400 million (of which €203 million was attributable to Old Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs.

In 2003 charges as required under Law No. 58/1992 in order to cover employees under the former “Telephone Employees Pension Fund” (FPT) amounted to €387 million, of which €315 million was the result of the redetermination of the liability (see Note 14 for further details) and €72 million for the related accrued interest.

In 2002 accrued interest on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €79 million.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2001 accrued interest on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €84 million.

In 2003, gains on the disposal of equity investments, tangible and intangible assets amounted to €105 million.

In 2002, gains on the disposal of equity investments, tangible and intangible assets (€2,553 million) arose from:

•	the sale of the 26.89% interest in Auna (€1,245 million);

•	the sale of the 19.61% interest in Bouygues Décaux Télécom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Old Telecom Italia Group (€133 million) and by Olivetti and Olivetti International (overall €107 million);

•	the sale of the 25% interest in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IM.SER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of the Old Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Old Telecom Italia of its real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, fixed assets and business segments (€29 million).

In 2001, gains on the disposal of equity investments, tangible and intangible assets (€465 million) arose from the sale of the 70% holding in Mirror International Holding, the company through which the satellite companies were contributed to the Lehman Brothers group (€170 million) and the 30% holding in Mediterranean Nautilus S.A. to the Israeli company F.T.T. Investment (€94 million), the dilution of the investment in Auna (€16 million) and the increase in the net equity of Lottomatica as a result of the capital increase set aside for third parties when it was listed (€64 million), the sale of the residual equity investment in Globespan Virata Corp. (€43 million), and other minor disposals (€78 million).

In 2003, “other, net” (€351 million net income) included:

•	€1,465 million from the reversal of liabilities and reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice (see Notes 12 and 14 for further details);

•	€237 million of losses on the disposal of equity investments, tangible and intangible assets (of which €195 million due to the losses on the sale of the entire stake held in New SEAT after the spin-off);

•	€74 million of expenses connected with the spin-off and sale of New SEAT;

•	€55 million on the settlement with Pagine Italia after the agreement was terminated without the purchase of the Pagine Utili business segment;

•	€56 million for the additional adjustment made by the parent company Telecom Italia to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	€35 million for the recognition of liabilities referring to prior years on interconnection issues, following elucidations on the part of the regulatory agencies and verifications by the operators involved;

•	€295 million for the provisions and write-downs of intangibles and fixed assets made by Latin American Nautilus group (€235 million), Telecom Italia Learning Service (€27 million), EPIClink (€15 million) and other minor companies (€18 million) as part of the reorganization transactions;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	€118 million of expenses connected with the above mentioned Merger principally in respect of fees for advisors, legal and tax consultants, technical experts and expenses for banking charges;

•	€48 million of indirect taxes and prior period taxes mainly for the portion of the cost of the tax amnesty not covered by the reserve for income taxes;

•	€49 million for losses arising from the settlement of adjustments on the re-organization of the international wholesale business segment in 2002;

•	€33 million for prior year’s adjustments to income taxes; and

•	€100 million of other expenses net, which included write-offs of receivable balances, net of release of reserves, and other miscellaneous income and expense.

In 2002, “other, net” (€892 million net charges) included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law No. 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Old Telecom Italia’s favor (€131 million);

•	the release of reserves (€98 million), primarily set up in 2001 by Old Telecom Italia to cover the expenses connected with the agreement to sell Stream to News Corporation and Vivendi Universal/Canal+ after the parties did not go through with the agreement;

•	losses on the sale of the 15% stake in Telekom Austria (€135 million) and for the sale of the whole equity investment in Seat P.G. held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investments (€239 million);

•	the extraordinary contributions to INPS established by the year 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to the Brazilian companies);

•	provisions added to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

•	adjustment to Old Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million);

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million); and

•	other miscellaneous expenses, net (€29 million).

In 2001, “other, net” (€106 million net charges) included:

•	income from the release of reserves by Old Telecom Italia recorded in prior years for risks which did not materialize (€120 million mainly relating to the reserve for the contract with Iraq of €62 million and the reserve for corporate restructuring of €50 million);

•	income (€32 million) deriving from the partial cancellation, by the Council of State, of resolution No. 7533/1999 of the Antitrust Authority under which TIM and Vodafone Omnitel were levied administrative fines for the alleged violation of antitrust laws relating to the price fixing of fixed-mobile rates;

•	the provision for expenses connected with the Vivendi/Canal Plus agreement for the transfer of the investment in Sky Italia (formerly Stream) (€248 million); and

•	the extraordinary contributions to INPS established by the 2000 Finance Bill for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€77 million); and the costs resulting from the decision to reposition the broadcasting station La7 as a consequence of the closing of a series of contracts (€85 million).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24—Income taxes

Income taxes include the current income taxes of the individual consolidated companies and the deferred income tax expense and benefit with respect to the individual consolidated companies and to the consolidation adjustments.

In 2003, an income tax expense of €1,014 million was recognized (compared to a benefit of €2,210 million in 2002 and an expense of €579 million in 2001) as a result of a current income tax expense of €1,886 million and a deferred income tax benefit of €872 million. The 2003 income tax expense represented an effective tax rate of 29% compared with a statutory rate of 34%.

The 2003 increase in income taxes of €3,224 million was due to the improvement of the result of the year and, consequently, higher levels of taxable income. The increase was offset by the recognition of €1,266 million of additional deferred tax assets in addition to those already recorded by Telecom Italia (formerly Olivetti) in 2002 following the tax basis only write-down of the investment in Old Telecom Italia. The full benefit of this tax asset was not fully recognized until 2003, at which time the finalization of the Merger allowed the recoverability of the tax asset.

The 2002 decrease in income taxes (€2,789 million) was due to a reduction in the taxable income deriving from the write-down for tax purposes only of the investment in Old Telecom Italia and of equity investees which involved a tax benefit, as well as to the tax benefits arising from the merger of Blu into TIM.

Italian and Foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Italy	234	(232)	3,836
Foreign	(3,331)	(2,284)	(394)

	(3,097)	(2,516)	3,442

The provision for income taxes consisted of the following in the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Current tax expense:
Italy	1,258	1,413	1,703
Foreign	33	172	183

Total current tax expense	1,291	1,585	1,886
Deferred tax expense (benefit):
Italy	(785)	(3,866)	(949)
Foreign	73	71	77

Total deferred tax benefit, net	(712)	(3,795)	(872)

Total income tax expense (benefit)	579	(2,210)	1,014

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2003, the reconciliation between the Group’s statutory tax rate (34% for the 2003 income taxes) and the effective tax rate is as follows:

		Year ended December 31, 2003
		(millions of euro)%
Income before income taxes		3,442

Taxes at statutory rate		1,170	34%
•	Recognition in 2003 of the portion of the deferred tax assets related to the write-down, for tax purposes only, of the shares of the merged company (Old Telecom Italia) recorded in 2002 by Olivetti for which a valuation allowance was set-up	(1,266)	(37)%
•	Operating losses of the year 2003 not considered recoverable and for which a valuation allowance was set-up in 2003	213	6%
•	Recognition in 2003 of operating losses of prior years for which a valuation allowance was set-up in prior years	(72)	(2)%
•	Write-down of investments eliminated in consolidation	(599)	(17)%
•	Amortization of consolidation goodwill	600	17%
•	Permanent differences:
	—non deductible expenses	313	9%
	—non taxable revenue	(224)	(6)%
•	Others	165	5%

		300	9%
•	IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	714	20%

Total income tax expense		1,014	29%

In 2002, the reconciliation between the Group’s statutory tax rate (36% for the 2002 income taxes) and the effective tax rate is as follows:

		Year ended December 31, 2002
		(millions of euro)%
Loss before income taxes		(2,516)

Taxes at statutory rate		(906)	(36)%
•	Deferred tax assets related to the write-down, for tax purposes only, made by the merging company on the Old Telecom Italia’s shares	(1,075)	(43)%
•	Operating losses of the year 2002 not considered recoverable and for which a valuation allowance was set-up in 2002	218	9%
•	Recognition in 2002 of operating losses of prior years for which a valuation allowance was set-up in prior years	(212)	(8)%
•	Non taxable gains on disposals	(744)	(30)%
•	Write-down of investments eliminated in consolidation	(782)	(31)%
•	Tax benefit connected to the acquisition of business	(453)	(18)%
•	Amortization of consolidation goodwill	808	32%
•	Permanent differences:
	—non deductible expenses	391	15%

		(2,755)	(110)%
•	IRAP and other taxes calculated on a different taxable basis with respect to the loss before income taxes	545	22%

Total income tax benefit		(2,210)	(88)%

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2001, the reconciliation between the Group’s statutory tax rate (36% for the 2001 income taxes) and the effective tax rate is as follows:

		Year ended December 31, 2001
		(millions of euro)%
Loss before income taxes		(3,097)

Taxes at statutory rate		(1,115)	(36)%
•	Operating losses of the year 2001 not considered recoverable and for which a valuation allowance was set-up in 2001	333	11%
•	Amortization of consolidation goodwill	821	27%
•	Permanent differences:
	—non deductible expenses	69	2%
•	Others	(3)	—

		105	4%
•	IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	474	15%

Total income tax expense		579	19%

Net deferred tax assets are detailed as follows:

	As of December 31,
	2002	2003
	(millions of euro)
Deferred tax assets	4,190	5,013
Deferred tax liabilities	(40)	(252)

	4,150	4,761

The main components of the net deferred tax assets are the followings:

	As of December 31,
	2002	2003
	(millions of euro)
Write-downs	2,620	3,260
Net operating losses	208	663
Provisions for risks and charges	621	428
Telephone companies employees social security fund	211	265
Reserve for bad debt	228	179
Unrealized intercompany profits	69	78
Other deferred tax assets	233	140
Withholding tax on interests	—	(132)
Other deferred tax liabilities	(40)	(120)

	4,150	4,761

At December 31, 2003, the Group has net operating loss carryforwards of €8,611 million, of which €2,908 million are without expiration while the remaining expire within 5 years (i.e. by year-end 2008). The tax benefit relating to net operating loss carryforwards is recorded only when there is reasonable certainty of recovery. At December 31, 2002 and 2003, the Group has net operating loss carry-forwards of €3,208 million and €6,600 million, respectively, for which no deferred tax asset has been provided. Net operating losses in Italy expire within five years.

Furthermore, at December 31, 2003, approximately €520 million of deferred tax assets have not been recorded since their future recovery is not assured.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No provision has been made for Italian taxes, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, because it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

Note 25—Other information

(a)	Segment information

The businesses of the Group are managed and organized on the basis of the following Business Units and the segment disclosure which follows is based on these Business Units. There were no significant changes in the organization of the businesses during 2003 that would affect the comparability of segment disclosures except for the disposal of New SEAT which has decreased the significance of the Internet and Media segment but not the reporting structure.

Wireline.    The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

Mobile.    This business unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in Latin America and the Mediterranean Basin.

South America.    All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) were coordinated by Latin America Operations (LAO) until February 29, 2004 and were developed in accordance with the Group’s overall strategic plan. In particular, from February 2003 to February 2004, Latin America Operations reported directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunication. Starting from March 1, 2004, the Latin America Operations function is no longer operational and the Business Units have been charged with responsibility for the results of the subsidiaries for which they are accountable in Latin America.

Internet and Media.    Starting from August 8, 2003, after the proportional spin-off and sale of substantially all of the directories, directories assistance and business information segments, the Internet and Media Business Unit operates in the following segments:

•	Internet, in the management of access services (ISP), with Tin.it, in the management and development of portals, Virgilio with Matrix, and in web services, where it occupies a leadership position in the Italian market;

•	Television, La7 with MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks entrusted under concession and in the marketing of advertising space in TV programming;

•	Office Products and Services through the distribution of products, services and solutions for the office through the Buffetti retail network; and

•	Professional Publishing in the sector of specialized technical publishing.

Information Technology Market.    The Information Technology Market Business Unit was created in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Information Technology Market Business Unit is responsible for organizing the information technology activities of the Group, that are marketed to third parties, in particular, central and local governmental administrations moving towards decentralization and e-government, as well as banks and businesses. The Information Technology Market Business Unit provides a full range of IT services, including consultancy services, system integration, CRM and ERP solutions and web services. It is a full Business Solution Provider for government, banks and enterprise.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information Technology Group.    The IT Group Operating Activity was created in 2002 to rationalize the activities previously carried out in the Information Technology Services Operating Activity. The Operating Activity is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group and covers the full range of information services, pursuing objectives to reposition its activities to higher value-added products.

Olivetti Tecnost.    Olivetti Tecnost and its subsidiaries (the “Olivetti Tecnost Group”) offer office products and digital printing systems (Office Products Division), specialized application for service automation in banking, retail, trade industry applications, gaming and lottery management (Systems Division). In addition, the group operates with the Industrial Operations Division in the development and production of silicon technology (ink-jet print-heads and MEMS), in document management services and mobile phone repairs. The principal geographic markets of this Business Unit are Europe, Asia and North America.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of the following discussion selected financial data of each Business Unit has been provided for 2001, 2002 and 2003, consistent with the structure of each Business Unit at December 31, 2003.

	Wireline (2)(3)	Mobile	South America (4)	Internet and Media (5)	IT Market (3)	IT Group (3)	Olivetti Tecnost	Other Activities (3)(6)	Elimination and consolidation adjustments	Consolidated
2001(1)
Operating revenues
-Third parties	15,222	9,963	1,531	1,880	1,197	120	1,076	1,027	0	32,016
-Intersegment(7)	1,952	287	3	77	125	919	21	249	(3,633)	0

	17,174	10,250	1,534	1,957	1,322	1,039	1,097	1,276	(3,633)	32,016

Gross operating profit(8)	7,730	4,760	527	444	181	198	27	(340)	128	13,655
Operating income	4,338	3,136	187	31	133	51	(26)	(1,257)	(1,468)	5,125
Depreciation and amortization	3,199	1,469	253	320	29	134	57	395	1,756	7,612
Investments in fixed assets	1,979	1,530	351	82	20	84	42	229	0	4,317
Identifiable assets	20,326	17,036	3,242	4,072	1,562	1,066	990	51,295	(5,362)	94,227

2002(1)
Operating revenues
-Third parties	15,112	10,595	1,369	1,900	926	59	906	541	0	31,408
-Intersegment(7)	1,935	272	40	91	113	937	8	1,033	(4,429)	0

	17,047	10,867	1,409	1,991	1,039	996	914	1,574	(4,429)	31,408

Gross operating profit(8)	7,951	5,039	450	593	114	98	59	(261)	(28)	14,015
Operating income	4,677	3,358	146	232	64	(40)	4	(703)	(1,680)	6,058
Depreciation and amortization	2,940	1,512	252	280	40	133	34	371	1,665	7,227
Investments in fixed assets	1,837	1,075	201	28	13	83	26	28	0	3,291
Identifiable assets	19,472	14,211	2,590	3,876	1,365	1,343	772	46,333	(6,578)	83,384

2003
Operating revenues
-Third parties	15,364	11,562	1,104	1,122	804	41	637	216	0	30,850
-Intersegment(7)	1,852	220	22	175	87	1,059	18	910	(4,343)	0

	17,216	11,782	1,126	1,297	891	1,100	655	1,126	(4,343)	30,850

Gross operating profit(8)	8,255	5,502	400	322	84	96	40	(415)	(4)	14,280
Operating income	4,969	3,786	137	63	58	(36)	2	(760)	(1,430)	6,789
Depreciation and amortization	2,907	1,543	214	199	34	137	23	295	1,427	6,779
Investments in fixed assets	1,497	1,244	116	32	13	106	14	89	0	3,111
Identifiable assets	19,013	14,773	2,385	854	831	1,241	841	51,318	(10,755)	80,501

(1)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(2)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab group, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab group moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The data refer to the Entel Chile group, the Entel Bolivia group and the company Telecom Italia America Latina.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that, after the spin-off, was renamed Telecom Italia Media.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab group, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—, the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002—, as well as the financial companies, the centralized group services and the staff functions.
(7)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segments. Such sales between segments are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(8)	Gross Operating Profit was €13,655 million, €14,015 million and €14,280 million in each of 2001, 2002 and 2003, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides the best indication of the Telecom Italia Group’s operating performance and is meaningful information for investors. In addition the Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,
	2001	2002	2003
	(millions of Euro)
Operating income	5,125	6,058	6,789
Depreciation and Amortization	7,612	7,227	6,779
Other external charges:
Provision for bad debts	448	546	471
Write-downs of fixed assets and intangibles	17	58	6
Provision for risks	389	114	70
Other provisions and operating charges	431	466	485
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(367)	(454)	(320)

Gross Operating Profit	13,655	14,015	14,280

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about the Group’s segments by geographic area for the year ended December 31, 2001, 2002 and 2003 is as follows (in millions of euro):

	Italy	Rest of Europe	North America, Central and South America	Australia, Africa and Asia	Consolidated
2001
Operating revenues	24,895	2,495	3,847	779	32,016
Identifiable assets	57,242	29,869	6,913	203	94,227
Investments in fixed assets	2,940	390	961	26	4,317

2002
Operating revenues	25,029	2,665	3,257	457	31,408
Identifiable assets	53,809	24,703	4,710	162	83,384
Investments in fixed assets	2,464	207	610	10	3,291

2003
Operating revenues	24,811	2,478	3,155	406	30,850
Identifiable assets	44,041	31,661	4,703	96	80,501
Investments in fixed assets	2,288	176	646	1	3,111

(b)    Related party transactions

The Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Group’s affiliates as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Group are excluded as they are eliminated on consolidation. All such transactions are within the Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

The following related party transactions are reflected in the statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively:

Items	Related party transactions in the year ended December 31,
	2001		2002		2003
	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€954 million

Refers mainly to:

Astrolink (€296 million), Brasil Telecom (€120 million), Nortel Inversora group (€119 million), Teleleasing (€82 million), Auna group (€63 million), Sky Italia (formerly Stream) (€55 million) and Lottomatica (€123 million)

€306 million

Refers mainly to: Teleleasing (€105 million), Brasil Telecom (€48 million), Sky Italia (formerly Stream) (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

					€275 million	Refers mainly to: Teleleasing (€166 million), Sky Italia (formerly Stream) (€22 million), Shared Service Center (€21 million), Telecom Argentina (€12 million) and Telekom Austria (€12 million)

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions in the year ended December 31,
	2001		2002		2003
	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Cost of materials and other external charges	€596 million	Refers mainly to: rent payable to IM.SER (€199 million) and Telemaco Immobiliare (€77 million); and TLC service costs from Etec S.A. Cuba (€79 million)	€475 million

Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million);

TLC service costs from Etec S.A. Cuba (€77 million); and

maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

€399 million

Refers mainly to: rent payable to Tiglio I (€81 million) and Tiglio II (€24 million);

TLC service costs to Etec S.A. Cuba (€112 million) and Telekom Austria (€22 million); and maintenance and assistance contracts from Shared Service Center (€45 million), Siemens Informatica (€34 million), Teleleasing (€11 million) and Italtel (€22 million)

Other income, net	€25 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€9 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€14 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Expense for €8 million	Includes accrued interest income on loans made to certain affiliates (€22 million); interest expense payable to Teleleasing for financial leasing transactions (€30 million)	Expense for €9 million	Includes accrued interest income on loans made to certain affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million)	Income for €13 million	Includes accrued interest income on loans made to certain affiliates (€24 million); interest expense payable to Teleleasing for financial leasing transactions (€11 million)

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following related party transactions are reflected on the balance sheets as of December 31, 2002 and 2003:

Items	Related party transactions as of December 31,
	2002		2003
	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Loans in long-term investments	€456 million	Refers mainly to medium/long term loans made to Aria—Is Tim (€313 million), Tiglio I (€70 million), Telegono (€34 million) and Tiglio II (€30 million)	€122 million	Refers mainly to medium/long term loans made to Aria—Is Tim (€336 million written-off by €279 million), Aree Urbane (€31 million) and Telegono (€15 million)

Trade accounts receivables and other current assets	€222 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€71 million), Telekom Srbija (€21 million net of provision), Teleleasing (€38 million) and Consorzio Telcal (€14 million)	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€44 million written-off by €27 million), Teleleasing (€49 million) and Shared Service Center (€11 million)

Trade accounts payable and other current liabilities	€405 million

Refers to payables for supply contracts connected with operating and investment activities. They include: payables to the Italtel Group (€150 million), Siemens Informatica (€40 million), Teleleasing (€17 million) and advances from Consorzio Telcal (€103 million)

€146 million

Refers to payables for supply contracts connected with operational and investment activities. They include: payables to the Italtel group (€54 million), Siemens Informatica (€23 million) and Mirror International Holding (€24 million) for capital subscribed and not yet paid

Long-term and short-term debt	€406 million	Refers mainly to payables for finance leases to Teleleasing (€393 million)	€42 million	Refers mainly to payables for finance leases to Teleleasing (€26 million), Shared Service Center (€6 million) and Edotel (€4 million)

Short-term financial receivables	€35 million	Comprises short-term loans made to TI Sparkle (formerly TMI) group companies (€14 million) and Golden Lines (€10 million net of provisions)	€30 million	Comprises short-term loans made to Teleleasing (€13 million), TMI Canada (€8 million) and TIN Web (€5 million)

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	Related party transactions as of December 31,
	2002		2003
	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Long-term and short-term contracts	€110 million	Refers mainly to activities on behalf of Consorzio Telcal for the Telematico Calabria Plan	—	—

Guarantees and collateral	€935 million

Comprises sureties provided on behalf of Aria—Is Tim (€537 million), Consorzio Csia (€85 million) and Sky Italia (formerly Stream) (€72 million), Tiglio I (€27 million) as well as collateral on behalf of Aria—Is Tim (€110 million)

			€976 million	Comprises sureties provided on behalf of Aria-Is Tim (€672 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of Aria-Is Tim (€107 million)

Capital expenditures	€441 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€406 million) and computer projects from Siemens Informatica (€19 million)	€403 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€346 million) and computer projects from Siemens Informatica (€13 million)

Moreover, related party transactions in the year ended December 31, 2003 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€37 million	Refers to commitments with Teleleasing (€5 million) under operating leases and with Etec S.A. Cuba (€32 million) for the capital increases

In addition, during 2003, the buildings leased from Teleleasing under financial leasing contracts, already recorded in tangible assets in the preceding financial statements, were purchased.

•	Other related party transactions for the year ended December 31, 2003: Pirelli group, Edizione Holding group, Unipol group, Banca Intesa group, Unicredito group and others

Related party transactions, excluding transactions among group companies, also include transactions entered into during 2003 between the Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredito group and the companies associated with Director Mr. Massimo Moratti as follows.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2003:

Items	In the aggregate	Nature of the transaction
Operating revenues	€63 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€34 million) and telephone services to the Pirelli group (€5 million), the Edizione Holding group (€9 million), the Banca Intesa group (€4 million), the Unicredito group (€2 million), the Unipol group (€8 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

Cost of materials and other external charges	€55 million	Refers mainly to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€44 million), insurance services to the Unipol group (€10 million) and the commissions due to the Edizione Holding group for the sale of prepaid telephone cards (€1 million)

The following related party transactions are reflected on the balance sheet as of December 31, 2003:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€20 million

Mainly refers to the above-mentioned telephone services rendered to the Pirelli group (€13 million), to the Edizione Holding group (€3 million), to the Banca Intesa group (€2 million) and to the Unipol group (€2 million)

Trade accounts payable and other current liabilities	€30 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group (principally cables)

Capital expenditures	€30 million	Refers to purchases of telecommunications cables (€27 million) and leasehold improvements (€3 million) from the Pirelli group

Short-term financial receivables	€707 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€608 million) and the Unicredito group (€99 million)

Financial debt	€392 million	Financial exposure of the Group to the Banca Intesa group (€341 million) and the Unicredito group (€51 million)

Acquisition of investments	€2 million	Purchase by Telecom Italia S.p.A of a 5% stake in EPIClink S.p.A. from Pirelli S.p.A.

Disposal of business segments	€4 million	Gain on contribution, by Olivetti, of the Facility Management business segment to Pirelli & C. Real Estate

Derivatives	€88 million	Hedging contracts and forward currency agreements put into place with the Banca Intesa group

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moreover, there were the following transactions:

•	in 2003, TIM and Telecom Italia disposed of telephone cards to Autogrill S.p.A. (Edizione Holding group) for subsequent sale to the general public for an equivalent amount of €22 million; the commission due to Edizione Holding group for the sale of telephone cards amounted to €1 million;

•	on July 28, 2003, IT Telecom S.p.A. contributed its business segment “Corporate Solution” to Pirelli Informatica’s share capital. Pirelli Informatica changed in Shared Service Center (SCC), a consortium with limited liability held as of December 31, 2003 by IT Telecom S.p.A. (45%), Olivetti Tecnost S.p.A. (5%) and Pirelli S.p.A. (50%);

•	on July 21, 2003, the spin-off of Tiglio I and Tiglio II in Ortensia was concluded. Such transaction became effective on July 25, 2003;

•	in March 2004 TIM conferred to Shared Service Center a business segment operating in the development and maintenance of SAP applications.

•	Other related party transactions for the years ended December 31, 2002 and 2001: Pirelli group and Edizione Holding group

Related party transactions, excluding transactions among group companies, also included transactions between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions were reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	Mainly refers to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million)

Cost of materials and other external charges	€23 million	Essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million)

The following related party transactions were reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	Mainly refer to the above-mentioned services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million)

Trade accounts payable and other current liabilities	€9 million	Mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million)

Capital expenditures	€32 million	Mainly refer to purchases of telecommunications cables from Pirelli group

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items	In the aggregate	Nature of the transaction
Acquisition of investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Old Telecom Italia from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million)
	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica

Disposal of business segments	€19 million	Gain on the sale of non-facility business segments to Pirelli Real Estate from the Old Telecom Italia Group and of Property and Project business from Olivetti Multiservices

Moreover in 2002, €20 million of telephone cards, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Related party transactions in 2001 also included those by Telecom Italia (formerly Olivetti) with the Pirelli group. Such items include:

•	Operating revenues: mainly related to telephone services (€6.9 million).

•	Capital expenditures: mainly related to purchases of telecommunications cables (€21.5 million).

(c)    Changes in accounts receivable allowances

The following table summarizes the changes in accounts receivable allowances for each of the three years ended December 31, 2003.

Trade accounts receivables, accounts receivables from affiliated companies and others
(millions of euro)
Year ended December 31, 2001:
Balance at beginning of period	725
• Charged to costs and expenses	448
• Deductions (1)	(288)

Balance at end of period	885

Year ended December 31, 2002:
Balance at beginning of period	885
• Charged to costs and expenses	546
• Deductions (1)	(438)

Balance at end of period	993

Year ended December 31, 2003:
Balance at beginning of period	993
• Charged to costs and expenses	471
• Deductions (1)	(625)

Balance at end of period	839

(1)	They refer to: uncollectible accounts written-off, net of recoveries, changes in the scope of consolidation and translation adjustments.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 26—Subsequent events

Sale of shares in Telekom Austria

On January 27, 2004, Telecom Italia International sold, through a private placement agreement, its shares in Telekom Austria, representing 14.78% of its total share capital. Gross proceeds were €780 million (approximately €770 million, net of commissions paid to banks) realizing a net gain at consolidated level of €62 million.

Issue of Notes

On January 29, 2004, Telecom Italia issued €1,000 million principal amount of floating rate notes due October 29, 2007 (Euribor 3 months + 0.33%; issue price 99.927), €750 million principal amount of 4.5% notes due January 28, 2011 (issue price 99.56) and €1,250 million principal amount of 5.375% notes due January 29, 2019 (issue price 99.07).

The issue is part of Telecom Italia’s €10,000,000,000 Euro Medium Term Note (EMTN) Program authorized by the Board of Directors of Telecom Italia S.p.A. on October 10, 2003 and has been jointly arranged by Barclays Capital, BNP Paribas, Caboto, Deutsche Bank, JP Morgan, MCC, Mediobanca and UBM as Lead Arrangers and Book Runners. The notes are listed on the Luxembourg Stock Exchange and are expected to be listed on Mercato Obbligazionario Telematico, managed by Borsa Italiana S.p.A..

Sale of CIPI’s stake by Telecom Italia Media

On January 29, 2004, Telecom Italia Media sold, as part of the rationalization of its portfolio of activities, its 60% stake in CIPI S.p.A. to Promoinvestments S.r.l., a company owned by the Circo family, already minority shareholder of CIPI S.p.A.. The value of the transaction amounted to €6.5 million with a capital gain of €4.9 million for Telecom Italia Media S.p.A..

Merger of the Tele Nordeste Celular Participações group companies

On January 30, 2004, the extraordinary Shareholders’ Meeting approved the merger of the operating companies controlled by Tele Nordeste Celular (Telasa Celular, Telpa Celular, Telern Celular, Teleceará Celular and Telepisa Celular) by Telpe Celular. As a result, Telpe Celular’s name was changed to TIM Nordeste Telecomunicações S.A..

The objective of the merger of the operating companies by Telpe Celular was to integrate the activities of the six operating companies that pertain to a same business group, taking advantage of synergies, allowing for the expansion of Telpe Celular’s operations, reducing expenses relating to maintaining six distinct legal structures and concentrating the liquidity of shares of operating companies controlled by Tele Nordeste Celular.

Early reimbursement of Telecom Italia floating rate note for €1,500 million

On February 17, 2004, the Telecom Italia Board of Directors, in accordance with the terms of the notes, authorized the early repayment in full, at par, of the Telecom Italia floating rate note for €1,500,000,000, with original maturity on June 21, 2005 (issue date December 21, 2001). This repayment occurred on March 22, 2004 through the utilization of part of the proceeds that arose from the issuance of notes in January 2004.

Sale of shares in Euskaltel

On January 16, 2004, a contract was signed with Araba Gertu S.A. for the sale, by Telecom Italia International, of a 3.1% stake in Euskaltel at a total price of €13.6 million. The closing took place on February 19, 2004, after the deadline had passed for exercising the pre-emption rights on the shares held by the other shareholders. The pre-emption right was exercised by the shareholder Iberdrola and, accordingly, the sale of the shares held by Telecom Italia International occurred through the signing of two separate contracts (149,231 shares sold to Araba Gertu for consideration of €12.1 million and 18,719 shares sold to Iberdrola for consideration of €1.5 million). Upon completion of the transaction, Telecom Italia International retained a 3% stake in Euskaltel.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale of Netco Redes

On March 4, 2004, Telecom Italia International signed a Shares Purchase Agreement with Auna to sell its entire participation in Netco Redes S.A. (30%) for a consideration of €30 million plus interests to be paid in three annual installments starting from December 2006. The closing will take place within a few months soon after antitrust clearance.

Cancellation of Olivetti Finance N.V., S.A. Notes after their buy-back

In order to bring the gross levels of debt and liquidity in line with actual financial requirements, on March 26, 2004 the Group cancelled the following notes, which had been purchased in market transactions over the past years by Olivetti Finance N.V., S.A.:

•	€650 million principal amount of Notes that are part of the Olivetti Finance N.V., S.A. (originally Olivetti International Finance N.V.)—€4,200 million Notes (1999-2004) with a fixed annual 5 3/8% coupon + 0.45% step-up maturing in July 2004. As a result of this cancellation, the Notes in the principal amount of €3,550 million remain outstanding;

•	Olivetti Finance N.V., S.A. - €200 million principal amount of Notes (2002-2005) with a floating rate coupon of 1.45% over the EONIA maturing in February 2005. As a result of this transaction none of these notes remain outstanding.

The effects of these cancellations were already reflected in the 2003 consolidated financial statements.

Renewal of Bank Facility

In April 2004, the first tranche (€4,500 million) of the syndicated credit facility totaling €6,500 million agreed by Olivetti in relation to the Merger would have expired. In view of this deadline and for purposes of the renewal of the full facility including the residual amount of €2,000 million falling due in April 2006, on March 30, 2004 a New Credit Facility (the “New Facility”) for the same amount of €6,500 million with a three year maturity was signed. The New Facility does not contain any financial covenants and does not place any constraints on how we operate our business.

Issue of Notes

On April 8, 2004, Telecom Italia issued, at par, €110 million principal amount of floating rate notes due March 30, 2009 (Euribor 3 months + 0.60%) under the EMTN Program. Such notes have been subscribed in full, by way of a private placement, by one single investor.

Note 27—Reconciliation to Accounting Principles Generally Accepted in the United States

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

Business combinations

The accounting for business combinations and goodwill differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following:

•	Italian GAAP allows, for certain transactions that use shares for part or all of the consideration, that the shares exchanged be accounted for as a pooling of interest. U.S. GAAP requires that an acquirer be determined, the fair value of the consideration exchanged be accounted for, and that the purchase method of accounting be used for all business combinations (subsequent to the adoption of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”);

•	in valuing stock-based consideration U.S. GAAP requires that the average stock price be used for a reasonable period of time before and after the date of announcement (or date of exchange, if applicable); Italian GAAP often does not account for the value of the securities exchanged;

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Italian GAAP does not provide specific guidance as to the effective date, and therefore, the date from which the results of operations can be included in the results of the Group, U.S. GAAP requires that the acquisition be accounted for as of the effective date;

•	a detailed allocation of the purchase price of a company is required under U.S. GAAP;

•	under U.S. GAAP certain put and call arrangements are considered to be acquisition financing and, therefore, part of the original purchase price. Under Italian GAAP they are not recorded until the amounts are paid; and

•	the amortization of goodwill is required under Italian GAAP. For purposes of U.S. GAAP, subsequent to adoption of SFAS 142, goodwill is not subject to amortization but is tested at least annually for impairment.

As discussed further in U.S. GAAP accounting policy Note 29 (c), the Group ceased amortization on all goodwill and indefinite-lived assets associated with all acquisitions and equity investees, including those transactions below that have given rise to U.S. GAAP reconciling differences.

1. Purchase method of accounting related to Old Telecom Italia acquisition

As reported in Note 1, in 1999 Telecom Italia (formerly Olivetti), through its 72.9% owned subsidiary Tecnost, made a tender offer for the majority of the ordinary shares of Old Telecom Italia. The transaction was announced at the end of February 1999. The tender offer took place in May 1999 and was completed on June 23, 1999 giving Tecnost a 52.12% controlling interest in Old Telecom Italia’s ordinary shares. The tender offer was financed through a combination of cash, bonds and shares for a total amount equal to €31,501 million. During 1999 Tecnost increased its controlling interest in Old Telecom Italia acquiring an additional interest of 2.04%, as a result of certain cash transactions. Total consideration amounted to approximately €32,506 million including direct acquisition costs, for the acquisition of a total of 2,850,255,432 ordinary shares of Old Telecom Italia, equal to 54.16% of total ordinary shares and to 38.96% of total share capital.

Under Italian GAAP, as reported in Note 1, the excess of the purchase price was computed with respect to the book value of the net assets acquired, adjusted for certain specific items, related principally to: (i) the recognition of the estimated minimum liability to the Italian National Social Security Agency (see Notes 14 and 18), in connection with the telephone workers social security obligations and the related tax effect, (ii) the elimination of goodwill recorded in Old Telecom Italia, and (iii) dividends paid. Such excess of purchase price, amounting to approximately €26,208 million, was allocated to goodwill and amortized over a period of 20 years.

Under U.S. GAAP, the Old Telecom Italia acquisition was accounted for by the purchase method with July 1, 1999 designated as the effective date of the acquisition. The tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values, as determined by the Telecom Italia (formerly Olivetti) Group’s management.

In 2000, to rationalize the organizational structure of the Telecom Italia (formerly Olivetti) Group, the 72.9% owned subsidiary Tecnost was merged into Olivetti. The merger was announced on May 15, 2000 and the Boards of Directors of the companies involved in the merger, with the assistance of their advisors, fixed an exchange ratio of 1.12 Olivetti shares for each Tecnost share, both with a par value of €1.00 per share. No cash consideration was involved. The merger was effective from December 31, 2000, with the cancellation of all the Tecnost shares previously held by Olivetti and with the issue of 1,999,439,092 Olivetti shares, par value €1.00 to minority shareholders in exchange for their 1,785,213,475 Tecnost shares.

Under Italian GAAP the merger was accounted for at book value. Included in the minority shareholders was the Olivetti subsidiary Olivetti International S.A. (in 2004 merged with and into TI Finance) which owned 3.2% of the total Tecnost shares and obtained in exchange the Olivetti shares (thus becoming treasury shares at consolidated level) carried at a total value of €391 million, the original book value of the Tecnost shares (for further details as of December 31, 2003, see Note 10).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under U.S. GAAP the acquisition of the minority interests through the merger was accounted for under the purchase method, at fair value. Accordingly the acquisition of the 27.1% minority interests from third parties was accounted for at the fair value of the Olivetti shares, determined as the average of the quoted market prices of the shares on the date of the announcement of the transaction and two days before and two days after such date. In addition, for U.S. GAAP purposes, the Olivetti treasury shares decreased consolidated shareholders’ equity. The excess of cost of the acquisition of the minority interests over the fair value of the net assets acquired amounted to €2,774 million, which was recorded as additional goodwill.

As reported in Note 4, under Italian GAAP Telecom Italia (formerly Olivetti) classified certain shares of Old Telecom Italia in marketable securities and these shares were not eliminated in consolidation. Under U.S. GAAP the shares were consolidated together with the other shares representing 39.86% of total Old Telecom Italia capital stock. These 41,401,250 shares, which corresponded to approximately 0.57% of the share capital of Old Telecom Italia, were acquired by Olivetti, through its subsidiary Olivetti Finance N.V., during 2000 and 2001 for a cash consideration of €515 million.

Under Italian GAAP these shares were accounted for at the lower of cost or market. At December 31, 2001, Olivetti Finance N.V. recognized a write-down of the value of these shares in the statement of operations of €18 million. During the year 2002 Olivetti Finance N.V. sold these shares to Telecom Italia (formerly Olivetti) and as of December 31, 2002 an additional write-off of €98 million was recognized, thus reducing the carrying value of the shares to €299 million. During the first quarter of 2003 Telecom Italia (formerly Olivetti) reclassified the 41,401,250 Old Telecom Italia ordinary shares from marketable securities to other long-term assets in connection with the Merger which provided for the cancellation of all Old Telecom Italia shares held by Telecom Italia (formerly Olivetti).

Under U.S. GAAP the Old Telecom Italia shares classified in marketable securities, up to December 31, 2002, were accounted for under the purchase method and consolidated starting on December 31, 2000, resulting in the recognition of an additional goodwill of €400 million. The accounting entries provided for Italian GAAP purposes were reversed. Starting from December 31, 2000, the Olivetti interest in Old Telecom Italia for U.S. GAAP consolidation purposes has been increased by approximately 0.57%, to 39.53%.

As reported in Note 1, on March 12, 2003, the Boards of Directors of Old Telecom Italia and Olivetti met and agreed to propose the Merger to the Shareholders. The Merger was effective on August 4, 2003. Under Italian GAAP, the Merger was effected as a pooling of interest with the two companies being combined at book value. Under U.S. GAAP Olivetti was identified as the acquiring company based upon the requirements of SFAS 141 and the acquisition of the minority interests was accounted for under the purchase method, using fair value as the measure. Accordingly, the acquisition of the 60.47% minority interests from third parties, consisting of cash purchase price paid in the tender offer, fair value of the Olivetti shares exchanged (determined as the average of the quoted market prices of the shares on the date of the announcement of the transaction and two days before and two days after such date) and fair value of the employees’ stock options exchanged, amounted to €23,255 million.

The following represents the calculation of the total consideration:

(millions of euro)
Cash purchase price paid in the tender offer	5,274
Fair value of Olivetti shares exchanged	17,927
Telecom Italia employees’ stock options exchanged for Old Telecom employees’ stock options	54

Total purchase price to be allocated	23,255

Telecom Italia has performed a preliminary allocation of the purchase price above to the fair value of the acquired tangible and intangible assets and liabilities assumed as of July 31, 2003, considered the effective date of the Merger for accounting purposes, with respect to the 60.47% minority interests acquired. The following represents the preliminary allocation of the above purchase price, principally pending finalization of the valuation of certain fixed assets. Telecom Italia does not expect there will be material changes to the final purchase accounting, upon completion of the allocation exercise.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fair Value of Old Telecom Italia Assets and Liabilities at date of acquisition	Assets and Liabilities Acquired
	millions of Euro
	(Unaudited)
Current assets	18,570	11,188
Property, plant, and equipment	21,966	13,431
Intangible assets subject to amortization:
• Customer list (20 years weighted-average useful life)	20,728	9,806
• Distribution network (7 years weighted-average useful life)	1,033	421
• Licenses (20 years weighted-average useful life)	7,115	3,511
• Other (3 years weighted-average useful life)	2,566	1,581
Intangible assets with indefinite useful life:
• Brand name	3,313	1,556
Goodwill		12,527

Total assets		54,021
Current liabilities	(24,394)	(13,188)
Long-term liabilities	(24,375)	(14,774)

Total liabilities		(27,962)
Minority interests		(2,804)

Fair value of net assets acquired		23,255

The €12,527 million of goodwill has been assigned to each of the Old Telecom Italia segments based upon the relative fair value of each reporting unit to the fair value of the acquired minority interests as a whole. On the total amount of €12,527 million, €8,323 million have been allocated to the Wireline segment and €4,169 million to the Mobile segment, with the residual to the other Group’s segments. Goodwill is not deductible for tax purposes.

The purchase price allocation, for the allocation of the 60.47% acquisition of minority interests, was carried out by involving external experts and specialists in addition to internal experts and specialists with respect to the valuation process.

Current assets at fair value, reported in the table above, consist principally of cash and banks, assets held for sale, marketable debt and equity securities, accounts receivable and other assets. With respect to assets held for sale, they are reported at fair value. Marketable debt and equity securities are at fair value determined by either using stock market price and external and internal valuations. Accounts receivable to be recovered in the short-term are at fair value, based on estimated net realizable value.

Property, plant and equipment at fair value consist principally of fixed assets utilized for the Group’s operations and of real estate. Fair value for fixed assets utilized for the Group operations is based on replacement costs and fair value for real estate is based on appraisals from independent experts.

Intangible assets at fair value include those assets which have been identified by the external qualified experts and valued in accordance with the valuation criteria methods developed by them. The significant identified intangible assets include: customer lists of Wireline, Mobile and Internet segments, brand names of Wireline and Mobile segments, distribution network and licenses of the Mobile segment and portals and contracts of the Internet segment. Other intangible assets at fair value include principally software.

Current liabilities and long-term liabilities at fair value consist principally of short-term borrowings and long-term debt assumed at fair value, accounts payable trade, deferred tax liabilities set-up in connection with the fair value allocation and other miscellaneous liabilities, including deferred revenue recorded at fair value and recognized only for revenue associated with legal performance obligations and asset retirement obligations.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain historical U.S. GAAP adjustments that are included in the reconciliation from Italian to U.S. GAAP prior to the acquisition of the minority interests of Telecom Italia by Olivetti no longer exist after the application of purchase accounting. As such, certain U.S. GAAP differences for the period ended December 31, 2003 and further described under paragraphs 27.2 to 27.15 are presented with the effects of the purchase accounting.

The following table represents the pro-forma results of operations, net income before discontinued operations and cumulative effect of accounting changes and net income, as if the acquisition of the 60.47% minority interests had occurred as of January 1, 2002, and as of January 1, 2003 instead of the effective date of July 31, 2003. In both years, revenue would not have been affected by the acquisition of the minority interests. Pro-forma adjustments are principally related to the amortization of the fair value adjustments on the acquired tangible and intangible assets, the reduction in amounts attributable to minority interests and the change in fair value of debt assumed.

	2002	2003
	(millions of euro except for share amounts)

	Unaudited
Net income in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	3,637	1,795

Net income in accordance with U.S. GAAP	2,378	2,024

Earnings per Share
Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	0.90	0.20

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	0.90	0.20

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.59	0.22

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	0.59	0.22

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	0.21

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	0.21

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP	—	0.23

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP	—	0.23

2. Purchase method of accounting for other transactions

Several acquisitions, which are required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP. Such acquisitions relate principally to Telecom Italia Media S.p.A. (formerly SEAT) which made several acquisitions since it was acquired in 2000. Certain of these acquisitions were made through the issuance of additional shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the stake received is used to determine the purchase price and if not readily determinable, the fair value of SEAT’s shares were used to measure the acquisition price.

The largest of the acquisitions was made in 2000 and 2001 for Buffetti for an additional purchase price of €716 million under U.S. GAAP.

3. Reversal of goodwill amortization

Italian GAAP requires that goodwill related to assets be amortized over the assets estimated economic life. Upon the adoption of SFAS 142 on January 1, 2002, the Group ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, goodwill is assessed at least on an annual basis for impairment. If there are indicators of impairment before the annual test, then an impairment review is conducted before the annual review.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Revaluation of fixed assets

The Group has periodically revalued its fixed assets as permitted by Italian law. Under Italian GAAP the depreciation charge is based on the revalued amounts. U.S. GAAP does not permit revaluation of fixed assets and requires depreciation based on historical acquisition cost.

5. Capitalization of interest on tangible and intangible assets under construction and related depreciation

Telecom Italia capitalizes interest on construction projects only when specific borrowings can be attributed to the project. U.S. GAAP requires interest to be capitalized on both tangible and intangible fixed assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets.

6. Sale of real estate properties

In 2000, the Group transferred certain real estate properties to a wholly-owned subsidiary (“IM.SER”), 60% of which was then sold to third parties. Concurrent with the sale, the Group entered into long-term lease agreements for a portion of the real estate portfolio. Concurrent with the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale of the subsidiary and the special dividend are treated as a secured borrowing; therefore the gain recorded has been reversed and the real estate retained, along with the additional indebtedness, has been recorded at historical cost.

In 2002 and 2003, the Group entered into a series of other transactions that involved IM.SER, Pirelli and SEAT. Under U.S. GAAP these transactions did not meet certain of the sale/ leaseback criteria; therefore the assets and certain debts of the special purpose entities are included in the U.S. GAAP financial statements.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Securitization of satellite investments

In late 2001, Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg (Mirror International Holding, or “Mirror”) to which it transferred its non-controlling investments in certain entities in the satellite communications sector at an amount equal to the fair value of the investments contributed. Subsequently, 70% of the interest in Mirror was sold to Lehman Brothers Merchant Bank (LBMB), with Mirror subsequently obtaining debt financing. For Italian GAAP purposes this transaction was accounted for as a partial sale of financial assets with a pre-tax gain of €170 million being recorded. For U.S. GAAP purposes, Mirror is deemed a non-qualified special purpose entity and the transaction is not accounted for as a sale. Instead, the accounts of Mirror have been consolidated by the Group with an elimination of the related step-up of the assets and an elimination of the gain. The cash received from the debt financing of Mirror has been reflected as debt on the Group’s balance sheet and the cash received from the partial sale of the investment has been reflected as minority interests in Mirror.

8. Elimination of intercompany profit on sales of intangible and tangible assets and related depreciation

Until 1993, the Group did not eliminate intercompany profit on sales of intangible and tangible assets within the Old Telecom Italia Group. Therefore, certain intangible and tangible assets are valued at the sales amount instead of historical book value. The amounts, principally from Group manufacturing and installation companies to telecommunication companies, are being depreciated over the useful life of the assets. U.S. GAAP requires the elimination of intercompany profits and requires depreciation based on historical cost.

9. Investment in stock of subsidiary companies

Telecom Italia records a portion of the total stock owned in certain consolidated subsidiaries within current assets. These shares can be traded by the Group when market conditions allow. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock is not consolidated under Italian GAAP, and the shares of the subsidiary are recorded at the lower of historical cost or fair value within current assets. Write-downs below historical cost are reversed in subsequent periods up to the original cost, if the fair value of the equity securities increases. Write-downs and any subsequent reversals are recorded in the statement of operations.

Under U.S. GAAP shares in consolidated subsidiaries cannot be treated as marketable securities, but rather must be consolidated. The value of the investment in subsidiary stock has been adjusted to original cost and has been eliminated upon consolidation. This has resulted in the elimination of the investment results in additional goodwill, the reversal of any write-downs or write-ups taken under Italian GAAP, and the accrual of the incremental income or losses from the additional ownership percentage being consolidated.

10. Common control transactions

During 2000, Telecom Italia acquired an additional ownership percentage in TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill. As the timing of this transaction was near December 31, 2000, no amortization of the goodwill was recognized in the Italian GAAP financial statements.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed. For periods subsequent to 2000, the annual amortization of the goodwill arising from this transaction is reversed for U.S. GAAP purposes.

11. Non-capitalizable expenses

The Group entered into several transactions for which certain costs were capitalized under Italian GAAP. These costs include expenses related to the SMH (renamed TIM International) reorganization, start-up and

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expansion costs and other costs associated with certain intangible assets. For purposes of U.S. GAAP, these costs cannot be capitalized and have therefore been expensed. Subsequent periods’ amortization of these expenses under Italian GAAP is reversed for U.S. GAAP purposes.

12. Reversal of provisions

During the year 2000, due to the technological changes in the mobile phone industry, TIM determined that the invested cost related to analogic services, and the related network plants and billing systems, was rapidly approaching obsolescence due to the evolution of third generation services. The 2003 Italian GAAP financial statements reflect reserves for €290 million recorded to accrue the estimated costs to modify these systems and/or to reflect their potentially reduced lives. U.S. GAAP requires that certain conditions must be met before reserves can be established and that the lives of fixed assets be evaluated to consider potential changes in the related depreciation period. The conditions required under U.S. GAAP to accrue this provision have not been met. As a result, in the U.S. GAAP reconciliation these provisions have been reversed and the remaining lives and related depreciation expense have been revised to reflect the expected remaining useful lives of the assets. For 2001, 2002 and 2003 charges and reversals of the reserve and the modified depreciation are treated as expenses under U.S. GAAP.

In 2001, Telecom Italia (formerly Olivetti), for Italian GAAP purposes, accounted for a provision for risks on various subsidiaries of €200 million, principally in connection with certain estimated liabilities of Olivetti Tecnost and the eventual disposal of the same Olivetti Tecnost. This provision did not meet the U.S. GAAP requirements for being accrued and, therefore, it has been reversed in the statement of operations. In 2002, Telecom Italia (formerly Olivetti), for Italian GAAP purposes, utilized €87 million of the 2001 provision with respect to certain losses incurred by Olivetti Tecnost and €67 million with respect to certain cash payments for the settlement of a dispute with Verizon (previously Bell Atlantic), while the remaining portion of the 2001 provision of €46 million was maintained to cover certain estimated liabilities of the subsidiaries Olivetti Tecnost and Olivetti Finance. Since the 2001 provision did not meet the U.S. GAAP requirements, these transactions were reversed in the statement of operations for U.S. GAAP purposes. At December 31, 2003, the remaining portion of the provision amounts to €34 million.

Restructuring reserve

The Italian GAAP financial statements include a restructuring reserve. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be established, as well as the type of costs that can be accrued. In 2003 the Group approved a retirement plan for which a provision amounting to €98 million was recorded. Such accrual does not meet the conditions required by U.S. GAAP for recognizing a liability and therefore it has been reversed.

13. Revenue recognition

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period estimated as 8 years, and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

14. Derivative financial instruments

The Group enters into a number of derivative agreements to manage its risks related to changes in interest rates, foreign currency exchange rates and values of equity investments. The Group’s derivative instruments include interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s accounting policies related to its derivative financial instruments under Italian GAAP are reported in Note 3—Accounting Policies. Below is a further description of the applied policies:

•	Interest rate swap and collar agreements—the Group enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. Interest rate differentials to be paid or received as a result of interest rate swap and collar agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Cross currency and interest rate swaps—the Group enters into cross currency and interest rate swap agreements to manage its interest rate and foreign currency exchange exposures related to foreign currency denominated debt. The related foreign currency denominated debt and the foreign currency portion of the cross currency and interest rate swap agreements are adjusted using foreign currency exchange rates as of the related balance sheet date. Interest rate differentials to be paid or received as a result of cross currency and interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt.

•	Foreign currency options and forward contracts—The Group enters into foreign currency forward exchange contracts as part of the management of its foreign currency exchange rate exposures related to existing foreign currency denominated assets and liabilities or firm commitments denominated in foreign currencies. The foreign currency forward exchange contracts and the related hedged positions are adjusted using foreign currency exchange rates as of the related balance sheet date and any net expense connected with each single transaction is recognized in the statement of operations. Discounts or premiums on forward contracts are recorded in the statement of operations using the straight-line method over the term of the related contract.

Effective January 1, 2001, the Group for U.S. GAAP purposes adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 requires the Group to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Group must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change. The Group did not apply hedge accounting as of December 31, 2002 and 2003.

15. Other

Other is comprised of the following:

Stock options

From time to time companies within the Group award shares and stock options to certain employees. For purposes of Italian GAAP, the Group treats the exercise of stock options as increases in share capital and

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional paid-in-capital upon exercise. For U.S. GAAP purposes the Group applies Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” and its related interpretations. Under APB 25, these transactions are treated as compensation expense for the difference between the quoted market price of the shares and the cost of those shares to the employees. This difference is determined on the “measurement date”, which is the first date on which both the ultimate number of shares and the option or award prices are known. As a consequence of the Merger terms, options in Old Telecom Italia were deemed exchanged for options of Telecom Italia and, accordingly, accounted for as part of the Merger consideration. Similarly, options of Olivetti were deemed exchanged for options of Telecom Italia, which resulted in a modification under FIN 44 (“Accounting for Certain Transactions involving Stock Compensation on Interpretation of APB Opinion No. 25”) (“FIN 44”) requiring variable accounting.

Investments in marketable securities

The Group holds marketable securities both for the purpose of selling them in the near term as well as holding them to take advantage of investment opportunities. As described in Note 3, under Italian GAAP, all investments are carried at the lower of cost or market value. Write-downs below historical cost are reversed in subsequent periods up to original cost if the fair market value of the securities increases.

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

Universal service

Telecom Italia provides certain services, known as “universal services”, which essentially requires Telecom Italia to offer telephony services to remote and difficult areas, thereby generating losses due to the high fixed and maintenance costs not being offset by an adequate revenue stream. These universal services have been deemed by the National Regulatory Authority to have benefited new fixed and mobile competitors who have entered the marketplace after the deregulation of the industry. Consequently, the National Regulatory Authority determined the costs of providing these services, based on data provided by Telecom Italia, and allocated a pro rata portion of the costs to various competitors, who were requested to pay such allocated amounts to a fund, a portion of which should be remitted to Telecom Italia. The legality and propriety of the allocated charge has been disputed by the competitors who have initiated legal proceeding with the National Regulatory Authority. Under Italian GAAP, Telecom Italia has accrued revenues related to universal service as “other income” in the accompanying statements of operations. Under U.S. GAAP the revenues for universal services will not be recognized until collected due to the uncertainty surrounding the amount and the collectibility of the revenues.

Impairment of long-lived assets and goodwill

Under Italian GAAP, the Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been a permanent diminution in value. Due to a strategic shift in the Group’s priorities in 2001, coupled with a general decrease in asset values in the telecommunications sector as a whole, the Group recorded significant write-downs to investments, including equity investees, in 2001, 2002 and 2003. See Note 29 (h) for the related discussion.

For U.S. GAAP, the Group follows the guidance provided in SFAS 142, as discussed previously, for all goodwill and indefinite lived assets beginning from 2002. For 2001, the Group used the guidance as outlined in SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of”. The application of SFAS 121 required, among other things, that an asset be identified and measured at its lowest

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

level of cash flows for impairment. For purposes of recognizing impairment, the use of both SFAS 121 and SFAS 142 resulted in differences from the impairment amounts recognized under Italian GAAP. See Note 29 (i) for further details. Beginning in 2002, the Group has applied SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, as discussed at Note 29 (h).

16. Deferred tax adjustments

The differences between Italian GAAP and U.S. GAAP are primarily related to the recognition of certain deferred tax assets, including net operating losses and the deferred taxes established for the basis differences of assets and liabilities. With respect to the deferred tax benefit of net operating losses or other deferred tax assets, the Group under Italian GAAP generally recognizes such deferred tax assets when they are reasonably certain to be realized. Under U.S. GAAP the deferred tax assets related to net operating losses and other deferred tax asset are always recognized but are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (i.e. a likelihood of more than 50 per cent.), that some portion or all of the deferred tax asset will not be realized. Therefore the valuation allowance is sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

17. Discontinued operations—New SEAT Activities

As described in Note 1, the Group separated its Internet and Media segment into two companies, New SEAT and Telecom Italia Media (formerly SEAT), as of August 1, 2003. Telecom Italia’s interest in New SEAT was sold to a consortium of private equity investors on August 8, 2003. The purchase accounting upon the original acquisition between Italian and U.S. GAAP differed and, as such, the loss recorded on the sale of New SEAT for U.S. GAAP purposes was lower by €174 million, due to the differences in the carrying values of New SEAT. Also, under U.S. GAAP, New SEAT is presented as a discontinued operation in accordance with the guidance of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Based upon this guidance, the results for all periods, including revenues and costs, of the sold businesses are removed from the consolidated statements of operations and reported after income from continuing operations. The accompanying reconciliation includes, in the “discontinued operations” line, the effect of all reconciling items associated with the disposed New SEAT business.

At the time of its sale on August 8, 2003, New SEAT’s net assets consisted of:

(millions of euro)
Current assets	779
Fixed assets, net	47
Goodwill and other intangibles, net	3,567

Total assets disposed of	4,393

Current liabilities	1,041
Long-term liabilities	204
Minority interests	114

Total liabilities disposed of	1,359

Net assets disposed of	3,034

New SEAT contributed revenue and net income to Telecom Italia of €711 million and €250 million, respectively, for the period from January 1, 2003, to the date of disposal.

18. Treasury stock

Telecom Italia (formerly Olivetti) and its subsidiary Olivetti International S.A. (now merged with and into TI Finance) purchased its own ordinary shares. Under Italian GAAP, these ordinary shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from stockholders’ equity.

19. Asset retirement obligations

Effective January 1, 2003, the Group adopted SFAS 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result from the acquisition, construction, development and/or normal operation of the long-lived asset. This Asset Retirement Obligation, or “ARO” has been reported at fair value as of January 1, 2003, as a cumulative effect of an accounting change under U.S. GAAP, net of its related tax effect. Under Italian GAAP, asset retirement liabilities are not recognized.

20. Comprehensive income

SFAS 130 “Reporting Comprehensive Income” requires disclosure of the components of and total comprehensive income in the period in which net of its related tax effect, such components are recognized in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in stockholders’ equity during the reporting period except those resulting from investments by and distributions to owners. Unrealized gains and losses on investments classified as “available for sale securities” under U.S. GAAP, the cumulative effect of translation adjustments of foreign subsidiaries and the impact of adopting SFAS 133 related to derivatives have been recognized as a component of comprehensive income.

21. Reclassifications

Certain amounts in the presentation of the 2001 and 2002 reconciliations of net income (loss) and stockholders’ equity, from Italian GAAP to U.S. GAAP have been reclassified to conform to the 2003 presentation.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant differences and the effect of the above on consolidated net (income) loss and stockholders’ equity are set out below:

		Years ended December 31,
		2001	2002	2003
		(millions of euro)
NET INCOME (LOSS)
Net income (loss) as reported in the consolidated statements of operations		(3,676)	(306)	2,428
Minority interests		586	(467)	(1,236)

Net income (loss), net of minority interests applicable for U.S. GAAP purposes	A)	(3,090)	(773)	1,192
Items increasing (decreasing) reported net income (loss):
1. Purchase method of accounting related to Old Telecom Italia acquisition		(483)	512	946
2. Purchase method of accounting for other transactions		—	243	50
3. Reversal of goodwill amortization		—	524	268
4. Revaluation of fixed assets		61	155	59
5. Capitalization of interest on tangible and intangible assets under construction and related depreciation		124	127	60
6. Sale of real estate properties		(34)	(153)	9
7. Securitization of satellite investments		(130)	—	6
8. Elimination of intercompany profit on sales of intangible and tangible assets and related depreciation		54	34	25
9. Investment in stock of subsidiary companies		65	83	3
10. Common control transactions		14	14	11
11. Non-capitalizable expenses		71	82	51
12. Reversal of provisions		(24)	(139)	84
13. Revenue recognition		(9)	(86)	(120)
14. Derivative financial instruments		(138)	319	(171)
15. Other		(225)	161	(94)

	B)	(654)	1,876	1,187

U.S. GAAP income (loss) before reconciliation effects of income taxes, minority interests, discontinued operations and cumulative effect of accounting changes	C = A + B)	(3,744)	1,103	2,379
Income taxes:
• Deferred tax adjustments (see Note 27.16)		(55)	1,386	(813)
• Tax effect on reconciling items		449	97	129

U.S. GAAP income (loss) before reconciliation effects of minority interests, discontinued operations and cumulative effect of accounting changes	D)	(3,350)	2,586	1,695
Minority interests on reconciling items	E)	38	(635)	(306)
Total effect of the reconciling differences on discontinued operations – New SEAT activities (see Note 27.17):
• Gross adjustments (purchase method of accounting and other)		(2,285)	540	(1,498)
• Tax effects		(75)	(517)	1,685
• Minority interests		1,646	(18)	286

Total effect Discontinued Operations—New SEAT Activities	F)	(714)	5	473

Net income (loss) in accordance with U.S. GAAP, before cumulative effect of accounting changes	G = D + E + F)	(4,026)	1,956	1,862
Cumulative effect of accounting changes, net of tax (*)	H)	20	—	(21)

Net income (loss) in accordance with U.S. GAAP	I = G + H)	(4,006)	1,956	1,841

(*)	See Note 27.14 and Note 27.19.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Ordinary Share Amounts in Accordance with U.S. GAAP (*)

	Years ended December 31,
	2001	2002	2003
	(euro)
Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	(0.85)	0.79	0.18

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	(0.85)	0.79	0.18

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP from discontinued operations	0.01	0.00	0.00

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP from discontinued operations	0.01	0.00	0.00

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	0.01	0.00	(0.00)

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	0.01	0.00	(0.00)

Basic EPS—per Ordinary Share amounts in accordance with U.S. GAAP	(1.17)	0.48	0.20

Diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	(1.17)	0.48	0.20

Earnings Per Savings Share Amounts in Accordance with U.S. GAAP (*)

	Years ended December 31,
	2001	2002	2003
	(euro)
Basic EPS—per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	—	0.19

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	—	0.19

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP from discontinued operations	—	—	0.01

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP from discontinued operations	—	—	0.01

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	—	—	0.01

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	—	—	0.01

Basic EPS—per Savings Share amounts in accordance with U.S. GAAP	—	—	0.21

Diluted EPS—per Savings Share amounts in accordance with U.S. GAAP	—	—	0.21

(*)	The earnings per share amounts have been calculated as set forth in SFAS 128, “Earnings Per Share”. Also refer to Note 29 (q) for additional information on earnings per share. The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of savings shares, above the dividends paid on the ordinary shares. For purposes of these calculations the weighted average number of shares was 3,424,694,178, 4,054,375,543 and 9,035,480,606 as of December 31, 2001, 2002 and 2003, respectively.

Telecom Italia (formerly Olivetti) did not have savings shares before the Merger of August 4, 2003. Each ADS represents 10 Shares or 10 Savings Shares, as applicable.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2002	2003
	(millions of euro)
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	20,624	20,589
Minority interests	(8,984)	(4,497)

Stockholders’ equity, net of minority interests	11,640	16,092

Items increasing (decreasing) reported stockholders’ equity:
1. Purchase method of accounting related to Old Telecom Italia acquisitions in 1999 and 2003	3,534	24,161
2. Purchase method of accounting for other transactions	12	472
3. Reversal of goodwill amortization	524	364
4. Revaluation of fixed assets	(495)	(178)
5. Capitalization of interest on tangible and intangible assets under construction and related depreciation	802	364
6. Sale of real estate properties	(502)	(210)
7. Securitization of satellite investments	111	50
8. Elimination of intercompany profit on sales of intangible and tangible assets and related depreciation	(143)	(43)
9. Investment in stock of subsidiary companies	213	86
10. Common control transactions	(183)	(67)
11. Non-capitalizable expenses	(144)	(60)
12. Reversal of provisions	374	275
13. Revenue recognition	(187)	(200)
14. Derivative financial instruments	213	20
15. Other	(100)	(80)
16. Deferred tax adjustments	1,165	468
17. Discontinued operations—New SEAT activities	(473)	—
18. Treasury stock	(393)	(393)
19. Cumulative effect of accounting changes, net of tax	—	(21)
Tax effect on reconciling items	(761)	(5,450)
Minority interests on reconciling items	17	(583)

Stockholders’ equity in accordance with U.S. GAAP	15,224	35,067

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 28—Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of December 31, 2002 and 2003 and for the three years in the period ended December 31, 2003 presented below have been prepared to reflect the principal differences between the Telecom Italia Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2002	2003
	(millions of euro)
ASSETS
Current assets	21,599	21,342
Fixed assets, net	21,503	21,593
Goodwill	31,065	37,837
Other intangible assets, net	10,105	20,642
Other long-term assets:
Deferred tax assets	3,950	3,956
Other	4,689	2,723

Total assets	92,911	108,093

	As of December 31,
	2002	2003
	(millions of euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	18,599	23,196
Long-term debt	38,375	32,586
Reserves and other liabilities:
Deferred tax liabilities	2,560	6,376
Other liabilities	7,416	4,491
Employee termination indemnities	1,364	1,297

Total liabilities	68,314	67,946
Minority interests	9,373	5,080
Stockholders’ equity	15,224	35,067

Total liabilities and stockholders’ equity	92,911	108,093

	Years ended December 31,
	2001	2002	2003
	(millions of euro)
STATEMENTS OF OPERATIONS
Operating revenues	30,381	29,942	30,176
Other revenues	468	490	343

Total revenues	30,849	30,432	30,519
Operating expenses	(27,188)	(23,207)	(22,424)

Operating income	3,661	7,225	8,095
Financial income and expenses and other income and expense, net	(6,317)	(4,146)	(3,140)

Income (loss) from continuing operations before income taxes	(2,656)	3,079	4,955
Income taxes	(276)	3,152	(1,820)

Net income (loss) before minority interests, discontinued operations and cumulative effect of accounting changes	(2,932)	6,231	3,135
Minority interests	18	(3,016)	(1,523)
Net income (loss) from discontinued operations	(1,112)	(1,259)	250
Cumulative effect of accounting changes, net of tax	20	—	(21)

Net income (loss), after minority interests	(4,006)	1,956	1,841

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Share Capital	Additional Paid in Capital	Reserves, Retained Earnings and Net Income (Loss) of the Year	Total
	(millions of euro)
Balance as of January 1, 2001	6,914	2,773	5,854	15,541

Dividends paid	—	—	(255)	(255)
Capital increases for exercise of conversion of bonds, exercise of warrants and stock options	30	12	(14)	28
Capital increases in March and November 2001	1,841	557	—	2,398
Available for sale securities	—	—	(91)	(91)
Other movements	—	—	(53)	(53)
Translation adjustments on foreign currency financial statements during the year	—	—	50	50
Net loss for the year 2001	—	—	(4,006)	(4,006)

Balance as of December 31, 2001	8,785	3,342	1,485	13,612

Capital increases for exercise of conversion of bonds, exercise of warrants and stock options	60	—	(25)	35
Available for sale securities	—	—	(40)	(40)
Other movements	—	—	12	12
Translation adjustments on foreign currency financial statements during the year	—	—	(351)	(351)
Net income for the year 2002	—	—	1,956	1,956

Balance as of December 31, 2002	8,845	3,342	3,037	15,224

Capital increases for exercise of conversion of bonds, exercise of warrants and stock options	20	24	—	44
Available for sale securities	—	—	5	5
Exercise of the withdrawal rights	(11)	—	—	(11)
Merger impact	—	17,981	—	17,981
Translation adjustments on foreign currency financial statements during the year	—	—	(17)	(17)
Net income for the year 2003	—	—	1,841	1,841

Balance as of December 31, 2003	8,854	21,347	4,866	35,067

	2001	2002	2003
	(millions of euro)
Other Comprehensive Income:
Net income (loss) for the year under U.S. GAAP	(4,006)	1,956	1,841
Translation adjustments on foreign currency financial statements during the year	50	(351)	(17)
Unrealized gains/(losses) on available for sale securities during the year	(91)	(40)	5
Adoption of derivative accounting (net of tax of €1 million in 2001, 2002 and 2003)	2	1	2

Total comprehensive income (loss) under U.S. GAAP	(4,045)	1,566	1,831

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 29—Additional U.S. GAAP Disclosures

(a)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	New U.S. GAAP accounting standards

(i) Guarantees

Effective January 1, 2003, the Group adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognizes, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of FIN 45 were applicable for guarantees issued or modified after December 31, 2002. This new Interpretation did not have a significant effect on the Group’s results of operations, financial position or cash flows upon adoption.

(ii) Variable Interest Entities

Effective February 1, 2003, the Group adopted FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”) for all Variable Interest Entities (“VIE”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the variable interest holder that holds a majority of the risks and rewards from changes in the fair values of the VIE’s assets and liabilities. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Group has adopted FIN 46’s disclosure provisions in 2003 which requires the disclosure of the nature, purpose, size and activities of any VIEs in which the Group has a significant variable interest, including the maximum exposure to losses. The consolidation requirements apply immediately to all new VIEs created on or after February 1, 2003 with transitional provisions for VIEs that existed prior to that date.

In December 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Group. Telecom Italia adopted FIN 46R as of March 31, 2004.

(iii) Asset Retirement Obligations

Effective January 1, 2003, the Group changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. Upon adoption, the Group recorded the fair value of the liabilities for existing asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement is being depreciated over the shorter of the related assets’ useful life or the period to the expected settlement of the retirement obligation. Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. See Note 29 (s) for further details.

(iv) Exit and Disposal Costs

Effective January 1, 2003, the Group adopted SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity Including Certain Costs Incurred in a Restructuring”. The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS 146 is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 changes the accounting recognition of one-time termination benefits, requiring that those costs be recognized over the period of the employees’ service beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. This new Standard did not have a significant effect on the Group’s results of operations, financial position or cash flows upon adoption.

(v) Multiple Element Deliverables and Revenue Recognition

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. On December 17, 2003, the SEC issued SEC Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB 104”) which has effectively codified EITF 00-21 to a higher level of GAAP. SAB 104 and EITF 00-21 address how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SAB 101. The Group is required to adopt the provision of EITF 00-21 for revenue arrangements entered into on or after January 1, 2004. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Group is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

(vi) Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of SFAS 123”. SFAS 148 is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Group has adopted the additional disclosure requirements of SFAS 148.

(vii) Liabilities and Equity

The Group adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) for financial instruments entered into or modified after May 31, 2003. SFAS 150 established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, including certain obligations that can or must be settled by issuance of a company’s own equity shares. SFAS 150 requires that certain financial instruments which were previously classified as equity, be classified as liabilities or assets. The adoption of SFAS 150 did not have a material impact on the Group’s results of operations, financial position or cash flows.

(c) Acquisitions

(i) Business combinations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” (“SFAS 141”). The Statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interest method of accounting for business combinations. In addition, SFAS 141 requires that intangible assets be recorded apart from goodwill if they meet certain criteria. This standard had a significant impact on the Group’s financial statements due to the purchases of Old Telecom Italia by Olivetti as described in Note 1 and Note 27.

(ii) Accounting for goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus,

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As required under SFAS 142, the Group performed the required impairment testing as of December 31, 2002. Based on that assessment, it was determined that certain reporting units within the Internet and Media segment were impaired. As a result, the Group recorded a goodwill impairment charge of €3,352 million. See also Note 29 (i) for further information on the impairment charge.

The Group’s 2001 results of operations do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 as of January 1, 2001, the net loss and basic and diluted net loss per ordinary share would have been the adjusted pro forma amounts indicated below:

2001
(millions of euro, except per share amounts)
Net loss for the year 2001 under U.S. GAAP	(4,006)
Positive adjustment to net loss for amortization of goodwill	3,841

Adjusted net loss for the year 2001 under U.S. GAAP	(165)

Reported Basic EPS per Ordinary Share	(0.05)
Reported Diluted EPS per Ordinary Share	(0.05)
Adjusted Basic EPS per Ordinary Share	(0.04)
Adjusted Diluted EPS per Ordinary Share	(0.04)

2003

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

The Group made several insignificant acquisitions in 2003. Excluding the Olivetti-Telecom Italia acquisition, as described in Note 1 and Note 27, the other acquisitions have not had a material impact on consolidated operating revenues, income before income tax, net income or earning per share.

HanseNet

As described in Note 1, in September 2003, the Group acquired 100% of the stake in HanseNet, a broadband operator in the Hamburg, Germany area, from e.Biscom. The total consideration paid by Telecom Italia amounted to €243 million (€50 million cash payment and €193 million in debt of HanseNet).

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(millions of euro)
Current assets	13
Property, plant, and equipment	166
Intangible assets subject to amortization:
• Brand name (7.25 year weighted-average useful life)	36
• Customer list (8.25 year weighted-average useful life)	26
• Right of use (20 year weighted-average useful life)	11
• Patent rights and licenses (6 year weighted-average useful life)	6
Goodwill	63

Total assets acquired	321

Current liabilities	(68)
Long-term liabilities	(203)

Total liabilities assumed	(271)

Net assets acquired	50

The €63 million of goodwill has been assigned to the Wireline Business Unit segment as it operates in the international broadband business.

2002

Blu

On October 7, 2002, TIM purchased the number four wireless operator in Italy, Blu S.p.A. (“Blu”), with Blu being merged into TIM S.p.A. on December 23, 2002 (effective date). Immediately prior to the acquisition, Blu sold off most of its core assets to the other rival phone companies in Italy, as called for in the final anti-trust resolution that allowed the sale to go forward. TIM paid approximately €84 million in cash to receive 100% of the shares of Blu, assumed approximately €546 million in debt and forfeited approximately €90 million in net receivables from Blu for a total purchase price under U.S. GAAP of €720 million. The Italian anti-trust authorities requirement that Blu be acquired in pieces by all of the Italian market operators immediately before TIM acquired the stock, resulted in the assessment that, under SFAS 141 and EITF 98-3, “Determining Whether Non monetary Transactions Involves Receipt of Productive Assets or of a Business”, Blu did not represent a business as defined and, therefore, no goodwill could be assigned based on the purchase price. As the acquisition of Blu did not qualify as a “business” as required under SFAS 141, the Group applied the guidance as established in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”. Based on the guidance in EITF 98-11, the acquisition of Blu has been treated as the acquisition of a collection of assets, including a part of the benefit of the net operating losses (“NOL’s”) acquired. In accordance with this guidance, part of the deferred tax assets related to the NOL’s of Blu were not recorded at the acquisition date, as these items were not known at the time of the acquisition. In accordance with EITF 98-11, the NOL’s first reduced long-lived assets to zero, prior to being recorded in the statement of operations. The benefit of the deferred tax assets was recognized in 2002, along with the deferred credit. The benefit from both the NOL’s and the deferred credit were recognized in the tax expense line of the condensed financial statements. The following represents the allocation of the purchase price paid for Blu:

(millions of euro)
Current assets, net	617
Long-term assets	53
Intangibles	22
Deferred tax on assets purchased	2
Tax net operating losses	103
Deferred credit	(77)

Net assets acquired	720

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EPIClink

On August 2, 2002, Telecom Italia reached an agreement with EPIClink S.p.A. (“EPIClink”) shareholders’ for the purchase of 86% of the outstanding shares of EPIClink. EPIClink is a company operating as a specialized operator in outsourcing services in information and communication technology for small and medium sized businesses. In particular it provides communication and Internet hosting and servicing management. The price paid for the controlling interest in EPIClink was €60.2 million. The allocation of the purchase price paid for the controlling interest in EPIClink resulted in additional goodwill of €49 million. The Group was granted a call option, exercisable in the first two years following the acquisition, by which the Group can acquire the remaining shares for the higher of either €10 million or the fair value of the minority interests. After the expiration of the call option, the minority interests will have a put option by which they can put the remaining shares to the Group based on substantially the same terms. In 2003 the Group increased its ownership in EPIClink to 100%. The results of EPIClink have been included on a consolidated basis since June 2002.

Stet Hellas

In 2002, the Group increased its controlling interest in its Greek mobile subsidiary, Stet Hellas. The Group purchased from Verizon Europe Holding II group an additional 17.45% interest in Stet Hellas for €108 million in cash, increasing its total percentage to 81.40%. The acquisition has been accounted for under SFAS 141 using step acquisition accounting. An additional €66 million of goodwill was associated with the additional ownership acquired.

2001

Entel Chile

In December 2000, the Group signed an agreement to increase its investment in Entel Chile (“Entel”) from 26.16% to 54.76% by purchasing shares held by the Chilquinta Group and the Matte Group in a cash transaction. Entel operates in the sectors of fixed and mobile telephone services, data-transmission and Internet-access services. Previous to this investment the Group had owned a 26.16% interest in Entel, which in accordance with U.S. GAAP was accounted for using the equity method. The overall cost of the acquisition was €970 million, with the acquisition completed and accounted for as of April 1, 2001.

Under Italian GAAP, the Entel acquisition was accounted for by the purchase method, with the date of effective control designated as of January 1, 2001. The excess of the acquisition cost over the equity in the net book value of net assets acquired was allocated to goodwill, which was being amortized by the straight-line method over 15 years. Entel has been included in the consolidated financial statements of Telecom Italia from January 1, 2001.

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

The amortization of costs assigned to intangible assets and goodwill is computed by the straight-line method over the expected period to be benefited, which is 5 years for software and 15 years for licenses and goodwill. Goodwill ceased being amortized as of January 1, 2002, the date that the Telecom Italia Group adopted SFAS 142.

For U.S. GAAP purposes, Entel has been included in the consolidated financial statements of Telecom Italia by the equity method of accounting for the 26.16% interest through March 31, 2001 and fully consolidated from April 1, 2001.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Marketable securities

The Group’s investments consist primarily of investment grade marketable debt and equity securities. For purposes of U.S. GAAP these securities are classified as either held to maturity, trading or available for sale. Held to maturity securities are securities that the Group has the ability and positive intent to hold until maturity, therefore they are carried at amortized cost. Trading securities are recorded at fair value with unrealized gains and losses included in the statement of operations. Available for sale securities are recorded at fair value with the net unrealized gains or losses reported, net of tax, in other comprehensive income. Prior to December 31, 2002, virtually all of the Group’s marketable securities were classified as trading. Given the prolonged drop in security valuations over the last two years, and the adequate liquidity generated by the Group operations, the Group reclassified the portfolio of Telecom Italia to available for sale. The transfer was made at market value, resulting in a loss of €169 million as of December 31, 2002. For the year ended December 31, 2003, the available for sale portfolio has resulted in unrealized gains of €28 million. For purposes of Italian GAAP, investments are carried at the lower of cost or market value, with any gains or losses reflected in the statement of operations.

The fair value of all portfolios is determined by quoted market prices.

December 31, 2002	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(millions of euro)
Trading securities	878	3	(1)	880
Available for sale	447	—	(168)	279

Total marketable securities	1,325	3	(169)	1,159

December 31, 2003	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(millions of euro)
Trading securities	8	—	—	8
Available for sale	2,045	28	—	2,073

Total marketable securities	2,053	28	—	2,081

Marketable securities as of December 31, 2003 include debt securities of €1,294 million, classified by maturity as follows (in millions of euro):

2004	826
2005	39
2006	25
2007	10
2008	69
Beyond 2008	325

1,294

(e) Securitization of accounts receivable

As discussed in Note 5 the Group entered into certain transactions for the sale of trade accounts receivable to a Qualified Special Purpose Entity (the “Vehicle”) in a securitization Program. In order to fund the purchase of the accounts receivable, the Vehicle issued Euro Medium Term Asset Backed Notes (the “Notes”) in the amount of €700 million which are secured by the accounts receivable acquired. The Vehicle has the ability to issue additional Notes up to an aggregate amount of €2 billion. Funds received from the collection of sold accounts receivable may be used to acquire additional accounts receivable from the Group.

Under Italian GAAP, the determination of whether the transfer of accounts receivable represents a sale, the inclusion or exclusion of the SPE in the consolidated financial statements of the Group and the determination of the amount of gain or loss on the sale is determined by the legal and contractual provisions of the agreement. For U.S. GAAP, the accounting for the transaction is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Under the provisions of SFAS 140, the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement must meet certain defined criteria to qualify as a sale of financial assets, the SPE must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference in the accounting treatment of this transaction between Italian and U.S. GAAP.

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

During 2003, 2002 and 2001 the following cash flows were received from and paid to the Vehicle:

	December 31,
	2001	2002	2003
	(millions of euro)
Gross trade receivables sold to the Vehicle	5,907	9,003	8,994
Collections remitted to the Vehicle	(5,030)	(8,155)	(8,119)
Discount	(44)	(65)	(74)
Remaining retained interest	(337)	(394)	(367)

Net cash received in advance from the Vehicle	496	389	434

The amounts recorded in the balance sheets and statements of operations for 2003, 2002 and 2001 are as follows:

	December 31,
	2001	2002	2003
	(millions of euro)
Receivables to be collected still held by the Vehicle	877	849	874
Retained interest	337	394	367
Allowance for bad debts	29	24	23
Loss recognized in the statement of operations	73	89	96

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

(f) Securitization of satellite investments

In 2001 Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg, Mirror, to which it transferred certain investments in entities in the satellite communications sector at their fair market values of €550 million. Mirror subsequently obtained a non-recourse loan of €217 million from a merchant bank, which was subsequently disbursed to Telecom Italia, leaving Telecom Italia with net equity of €333 million in Mirror under Italian GAAP. Subsequent to the loan, 70% of the equity in Mirror was sold to the same merchant bank for a total of €233 million, providing Telecom Italia a total of €450 million in cash from the partial disposal of the satellite shareholdings. In the consolidated Italian GAAP financial statements the transaction has been accounted for as a sale, with a gain of €170 million being recognized on the sale of 70% of the assets and the remaining 30% interest in Mirror being recorded as an equity investment. For Italian GAAP purposes the remaining equity investment was considered impaired for €40 million at December 31, 2001.

Under U.S. GAAP the structuring of the transaction was considered a securitization, with Mirror being deemed a non-qualified special purpose entity, therefore the requirements for sales recognition accounting were not met. Consequently, U.S. GAAP requires that (i) the equity securities transferred to Mirror should continue to

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be reflected in the consolidated financial statements of Telecom Italia at historical cost, (ii) the gain of €170 million and the valuation allowance of €40 million recognized for Italian GAAP purposes should not be recognized and (iii) the accounting for the €450 million of cash received by Telecom Italia be reflected in the consolidated balance sheet as additional bank debt of €217 million and minority interests of €233 million, representing the debt of Mirror and the cash received from Lehman Brothers Merchant Bank for its purchase of 70% of Mirror from Telecom Italia, respectively.

In 2003, the Group sold a part of its interest in Inmarsat, a company in which Mirror has a minority interest, for €24 million. As part of the transaction, the Group is required, in January 2004, to make a capital contribution to Mirror of the same €24 million, which Mirror must use for debt reduction. Under Italian GAAP, the gain on the sale was considered in the equity method accounting for Mirror and the capital contribution was considered as an increase to investment value of Inmarsat. An impairment of €30 million was also recorded to reduce the value of Inmarsat to fair value. Under U.S. GAAP, the €24 million sale reduced the value of the Group’s investment in Inmarsat and the subsequent payment to Mirror will be considered as a reduction in Mirror’s debt, which at December 31, 2003 for U.S. GAAP purposes includes an additional amount of €191 million.

(g) Sale of real estate properties

In late 2000, the Group transferred a going concern including a portion of their real estate portfolio to a wholly-owned subsidiary, IM.SER, at the fair market value of €2,900 million. The assets’ net book value on the date of transfer was €2,392 million. Subsequently, the Group sold 60% of their interest in IM.SER to third parties for cash in the amount of €1,740 million. Telecom Italia subsequently leased back 90% of the buildings contributed to IM.SER on long-term contracts. In total Telecom Italia received cash in the amount of €2,700 million, which came from both the sale of the investment and a cash dividend distribution from IM.SER, with the distribution of funds being provided by IM.SER’s borrowing from a consortium of banks. Under Italian GAAP, a pre-tax gain for the amount of €312 million was recorded in the consolidated financial statements. Under U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale and the special dividend are considered to be secured borrowings. This type of accounting treatment requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. Additionally, the gain recognized under Italian GAAP on the partial sale of the subsidiary is reversed for U.S. GAAP purposes. The balance sheet of the Group at December 31, 2002 under U.S. GAAP reflects an increase in long-term debt of €2,366 million, an increase in real estate of €1,907 million (net of the depreciation from the date of transfer) and a reduction in investments for €271 million.

In 2002, the Group entered into additional arrangements in relation to its real estate assets. Through a series of assets contributions, transfers and partial sales, the Group re-packaged selected real estate assets with investors, recognizing a net gain of approximately €150 million in the consolidated statement of operations under Italian GAAP. For purposes of U.S. GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. These transactions, including those related to Tiglio I and IM.SER, did not meet the accounting requirements for sale under either SFAS 98 “Accounting for Leases” or FAS 66 “Accounting for Sales of Real Estate”, requiring that assets continue to be accounted for on the balance sheet. The transactions under Tiglio II are newly contributed assets and were also considered “failed sales” requiring similar accounting to the aforementioned IM.SER transaction in 2000. As a result, in 2002, a significant portion of the gains recognized under Italian GAAP were reversed for U.S. GAAP and the additional assets and liabilities consolidated.

In 2003, Telecom Italia spun off its interest in Tiglio I and Tiglio II into a new entity called Ortensia. The Group entered into these additional arrangements through a series of assets contributions, transfers and partial sales; the Group re-packaged selected real estate assets with investors. For purposes of U.S. GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales” and required similar accounting to the abovementioned Tiglio transactions. The result in 2003 was that assets and liabilities remained consolidated while gains recognized under Italian GAAP were reversed.

Also in 2003, the Group reacquired some assets that it had been leasing from a 20% owned investment named Teleleasing. These assets, along with others assets owned by the Group, were then subsequently sold

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through a series of transactions to Lastra Holdings. During the series of transactions, secured debt was obtained by the rental payment and the proceeds of the debt were paid to Telecom Italia as the sales price. Telecom Italia has then guaranteed the value of these rental payments. The accounting treatment, similar to the accounting described above, requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. The balance sheet of the Group at December 31, 2003 under U.S. GAAP reflects an increase in long-term debt of €2,071 million, an increase in real estate of €1,578 million (net of depreciation from the date of transfer) and a reduction in investments of €268 million.

(h) Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Group adopted the provisions of SFAS 144 effective January 1, 2002.

The Statement requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The new statement also changes the measurement criteria for discontinued operations. SFAS 144 broadens the reporting of discontinued operations to include the disposal of a component of an entity provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002. In 2003, as further discussed in Note (i), an indicator of impairment on goodwill and intangibles related to the Buffetti reporting unit was identified as of July 31, 2003. Prior to the performance of the goodwill impairment test, the Group performed a FAS 144 impairment analysis on its long lived assets, including identified intangibles. It was determined that the carrying value of the intangible assets were less than the undiscounted cash flows for such intangibles. These assets were subsequently written-down to fair market value, with a charge of €48 million recorded as of July 31, 2003.

As discussed above, the Group changed its method of accounting for long-lived assets, including goodwill, in 2002. Prior to 2002, the Group applied SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, to all long-lived assets, including goodwill.

Under both SFAS 121 and SFAS 144, the Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written-off and recorded as an expense in current period earnings.

(i) Goodwill and other intangible assets

As a technology, media and information company, the Group creates, distributes and manages information with inherent value. The Group does not recognize the fair value of internally generated intangible assets. However, intangible assets acquired in business combination accounted for under the purchase method of accounting are recorded at fair value in the consolidated balance sheet. As discussed previously, SFAS 142 was adopted by the Group as of January 1, 2002, and required that goodwill and certain other intangible assets deemed to have an indefinite life cease being amortized.

The Group annually reviews the carrying value of acquired indefinite-lived intangible assets, including goodwill, to determine if impairment may exist. An interim assessment of goodwill may be necessary if an impairment indicator exists that suggests that the fair value of a reporting unit may have decreased. The

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements of SFAS 142 include that indefinite-lived intangible assets be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the operating unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized equal to that excess.

In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002 and 2003. As part of that assessment in 2002, it was determined that certain reporting units within the Internet and Media reporting segment contained goodwill that was potentially impaired. The annual reviews incorporated into the analysis all of the known facts and management strategies at the time, including the possibility that the assessment that the ownership levels of certain businesses may change in the future. In particular, management had been assessing the structure and benefits of having the Internet and Media segment constituted as a single business. Although management had not committed to a plan regarding the disposal of certain reporting units of SEAT until after December 31, 2002, and therefore the requirements to meet discontinued operations or assets held for sale accounting criteria were not met at that time, the probability that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular the Directories, Directory Assistance and Business Information, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. The remaining businesses of the Internet and Media segment that were not being sold were valued based on a combination of both multiples and the discounted cash flow method, with impairments identified recorded at the SEAT level and included as part of the Group’s reconciliation to U.S. GAAP. Using the comparables approach to the valuation, Telecom Italia identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €3,352 million less than these assets carrying value. This charge was taken as of December 31, 2002.

As of July 31, 2003 the Group identified two reporting units, Buffetti and Entel Chile, for which an indicator of impairment existed as the fair value of the reporting units determined during the purchase accounting was less than the carrying value.

In the case of Buffetti, the sale of New SEAT resulted in a re-alignment of the business model. Buffetti is the retail franchise chain previously acquired by SEAT, selling business periodicals, office supplies and other business information. The sale of the Directories, Directories Assistance and Business Information components of SEAT was expected to impact Buffetti. The Group performed the second step of FAS 142 and determined that the goodwill and other intangible assets allocated to Buffetti were impaired resulting in a charge of €264 million.

During the purchase accounting the Group noted that the fair value of Entel Chile was less than its carrying value. As part of the change in reporting responsibilities, the previous reporting units were combined into one. Based upon the results of step two of FAS 142 an impairment charge of €395 million was taken as of July 31, 2003.

No additional impairments were required during the annual impairment testing as of December 31, 2003.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The roll-forward schedule of goodwill by Business Unit from January 1, 2002, to December 31, 2003, is as follows:

(millions of euro)	BUSINESS UNITS
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other Activities	CON- SOLIDATED
Goodwill as of January 1, 2002	16,140	9,507	897	7,761	2	0	7	9	34,323

—Acquisitions and disposals, net	(47)	281		28	74	49		(4)	381
—Impairment charges	(134)	(178)		(3,352)				(24)	(3,688)
—Other	(27)	(62)	(19)	152	(6)	(8)		19	49

Goodwill as of December 31, 2002	15,932	9,548	878	4,589	70	41	7	0	31,065

—Effects of the Merger	8,249	3,410	(331)	(188)					11,140
—SEAT disposal				(3,995)					(3,995)
—Acquisitions and disposals, net	66	7		95	(47)	(7)		10	124
—Impairment charges			(395)	(235)		(38)			(668)
—Other	237	(71)				4		1	171

Goodwill as of December 31, 2003	24,484	12,894	152	266	23	0	7	11	37,837

(j) Exchangeable Opera Notes

In March 2001 the Group issued, through its 100% owned finance subsidiary Sogerim (merged in 2002 into TI Finance), Senior Unsecured Guaranteed Exchangeable Out Performance Equity, Redeemable in Any-Asset (“Opera”) Notes, which bear interest at 1% per year, mature in 2006 and are fully and irrevocably guaranteed by Telecom Italia S.p.A. The Opera Notes are exchangeable for ordinary shares in Telecom Italia’s controlled subsidiaries TIM or SEAT. The spin-off transaction and the subsequent disposal of the equity investment in the beneficiary company, New SEAT, did not result in any changes in the terms of the notes since the terms and conditions contemplated possible dispositions for purposes of settlement. During the exchange period ending 10 business days before March 15, 2006, the holders of the Opera Notes have the right to exchange such notes for either SEAT or TIM shares, with the initial exchange ratios being €1,000 nominal amount of Opera Notes for 232.5581 SEAT ordinary shares (giving the SEAT shares an exchange ratio value of €4.30 per share) or 91.4795 TIM ordinary shares (giving TIM share an exchange ratio value of €10.93 per share). On March 15, 2004 (with an exercise period comprised between 60 and 30 days before March 15, 2004), the holders of Opera Notes have an option to cause any remaining Opera Notes then outstanding to be redeemed, at the Accreted Principal amount, plus accrued interest. At maturity any remaining outstanding Opera Notes will be redeemed at 117.69% of their original principal amount, representing a yield to maturity of 4.25% for unredeemed notes.

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

The notes decreased in September 2002 by €536 million due to the purchase in the market by TI Finance of a portion of the notes, which were subsequently cancelled, therefore leaving a balance of €1,964 million at December 31, 2002 and 2003.

At December 31, 2003, no holders of the Opera Notes has requested exchange of the Notes for either the shares of SEAT or TIM. For the years ended December 31, 2001, 2002 and 2003 TI Finance accrued interest on

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the nominal amount of the Opera Notes outstanding at the rate of 4.25%, the stipulated yield rate assuming the Opera Notes will be held to maturity in 2006.

In March 2004, the exercise of the put option by bondholders of €466 thousand reduced the outstanding amount to €1,964,034 thousand.

(k) Derivative financial instruments

The Group derivative financial instruments at December 31, 2003 consist of interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options. Under SFAS 133, effective January 1, 2001, all such derivatives have been recognized on the balance sheet at fair value. Under the transition provisions of SFAS 133, the initial recognition of the fair value of derivative instruments was treated as a cumulative effect of a change in accounting principle in either current period earnings or as other comprehensive income depending on the previous nature and hedge designation of the derivative. As the Group did not formally designate its derivative instruments as hedges upon the adoption of SFAS 133, subsequent changes in the fair value of the derivative instruments have been recognized as a component of current period earnings according to the requirements of SFAS 133 described above. The cumulative effect upon adoption was €20 million benefit for the year 2001.

In the statements of operations, under the line item financial income and expenses, the Group recognized pre-tax losses in current period earnings related to changes in the fair value of its derivative financial instruments of €195 million in 2003, €326 million in gains in 2002 and losses of €155 million in 2001, and pre-tax gains of €3 million in current period earnings, €3 million and €4 million of gains in 2002 and 2001, respectively. The net loss of €192 million, the net gain of €329 million and the net loss of €151 million is included in the accompanying 2003, 2002 and 2001 U.S. GAAP basis statement of operations. For U.S. GAAP purposes, as of December 31, 2003, 2002 and 2001 the Group has recorded in the balance sheets net derivative assets, under the line item current assets, of €12 million, net derivative assets of €216 million and net derivative liabilities, under the line item current liabilities, of €88 million, respectively. In addition, the Group recorded pre-tax accumulated comprehensive income of €3 million, €2 million and €3 million in 2003, 2002 and 2001, respectively, under the requirements of SFAS 133 with respect to the transition provisions.

(l) Fair value of financial instruments

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

For cash and cash equivalents, financial receivables from banks and short-term debt, as well as for the accounts receivables and payables, the amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination and the expected realization.

For long-term debt, the fair value was determined by discounting contractual future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements. The Group has certain investments for which it is not practicable to estimate fair value due to the lack of quoted market prices and the inability to estimate fair value without excessive costs. These investments are recorded at historical cost.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values and carrying amounts of financial instruments are as follows:

	As of December 31,
	2002		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(millions of euro)
Cash and cash equivalents	4,426	4,426	4,937	4,937

Marketable securities	1,159	1,159	2,081	2,081

Long—term investments:
Affiliates:
Practicable to determine	222	236	—	—

Not practicable	2,283	—	1,311	—

Other:
Practicable to determine	126	126	154	154

Short-term debt (excluding current portion of long-term debt)	3,377	3,377	1,324	1,324

Long-term debt (current portion included):
Floating rates	8,096	8,088	16,505	16,505
Fixed rates	33,729	34,352	25,370	27,448

	41,825	42,440	41,875	43,953

(m) Stock-Based Compensation

The Group accounts for all stock-based compensation issued under the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Certain companies within the Group that have publicly traded stock also issue options to their employees. At the end of 2003, TI Media (formerly SEAT), and TIM all have some form of stock-based compensation program for employees. These plans are all accounted for under APB No. 25. Stock-based compensation expense/(benefit) of €43 million, € (28) million and €1 million was recognized in 2001, 2002 and 2003, respectively, under all of the companies’ plans.

In connection with the purchase of Old Telecom Italia, Olivetti, as the surviving company, renamed Telecom Italia after the Merger, succeeded in all the Stock Option Plans previously in force in Old Telecom Italia and Olivetti. Holders of the corresponding options have maintained the right to subscribe at the original exercise price and the original number of options. However, the original number of shares stated in the respective regulations (corresponding to one share for each option), in which the options are exercisable has changed, based on the Merger assignment ratio. Each option under the Old Telecom Italia plans is exercisable into 3.300871 shares of Telecom Italia, and each option under the Olivetti plans is exercisable into 0.471553 shares of Telecom Italia. As a consequence of this, the subscription price of each ordinary share resulting from the exercise of the options for each Plan is now equal to the original grant exercise price divided by the Merger assignment ratio. As a consequence of the Merger terms, options in Old Telecom Italia were deemed exchanged for options of Telecom Italia and, accordingly, accounted for as part of the Merger consideration. Similarly, options of Olivetti were deemed exchanged for options of Telecom Italia, which resulted in a modification under FIN 44 (“Accounting for Certain Transactions involving Stock Compensation on Interpretation of APB Opinion No. 25”) (“FIN 44”) requiring variable accounting. In the description below of the Old Telecom Italia and Olivetti Plans, the values indicated (grant prices, weighted average prices, strike prices, exercise prices) are stated as prices per “equivalent option”, representing the new issuable shares.

The stock compensation plans of the Group are described below:

Old Telecom Italia Plans

The 2002 plan for management (the “2002 Plan”) was granted on March 26, 2002, granting 29,958,000 options, corresponding to 98,887,493 equivalent options, at a strike price of €2.928 per equivalent option to each

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

participant. The options vest annually over a period of three years, beginning in March 2003 and ending in March 2005. The 2002 Plan terminates in March 2010. Total options outstanding under this plan at the end of 2003 were 25,246,500, corresponding to 83,334,972 equivalent options. The market value of the underlying shares at the date of grant was below the strike price; therefore no compensation expense has been recognized for this plan.

For selected senior managers, the “Top Plan” was introduced in 2002, granting 11,800,000 options, corresponding to 38,950,278 equivalent options, at a strike price of €2.788 per equivalent option. The options vest annually starting in February 2003 over a three-year period; the plan terminates in February 2010. Total options outstanding under this plan at the end of 2003 were 11,340,000, corresponding to 37,431,858 equivalent options. The fair market value of the underlying shares was below the options strike price at the date of grant, therefore no compensation expense has been recognized under this plan.

The remaining two plans (the “Other 2002 Plans”) have a combined total of nine participants. The plans at the end of 2003 have granted a total of 1,040,000 options, corresponding to 3,432,896 equivalent options, to the participants, at a strike price ranging from €2.339 to €2.409 per equivalent option. Both plans vest over a period of three years, terminating in March 2010. The fair market value of the underlying shares was below the options strike price at the grant and measurement dates, therefore no compensation expense has been recognized under this plan.

In 2001 the Board of Directors approved the “2001 Plan” consisting of 67,025,000 options, corresponding to 221,240,879 equivalent options, with an exercise price of €3.177 per equivalent option. This plan is subject to certain performance criteria similar to the “2000 Plan” with vesting through April 2003. As such, the plan has been accounted for as a variable compensation plan. However, as a result of the purchase of Old Telecom Italia by Olivetti during 2003, the variable accounting treatment does not carry-forward after the acquisition date. The first lot met these performance criteria in 2002 and vested. The second lot did not meet these criteria and were forfeited during 2003. Total options outstanding under this plan at the end of 2003 were 32,340,000, corresponding to 106,749,534 equivalent options. No compensation expense was recorded in 2002 or 2001 for this plan as the exercise price was above the market price on each respective year end.

In 2000 the Board of Directors authorized the “2000 Plan” under which a total of 51,430,000 options, corresponding to 169,763,796 equivalent options, were granted at a strike price of €4.185 per equivalent option. The options vest ratably in three lots of 15,460,000 in July of 2001, 2002 and 2003, with an extraordinary lot of 5,050,000 vesting in July 2003. The plan expires on June 30, 2008. The 2000 plan is also performance based, with the performance criteria based on the ratio of the arithmetic mean of Telecom Italia’s ordinary shares to the ratio of the Dow Jones Eurostoxx Indexes for the Telecommunications sector. If the performance criteria for an option lot is not met in any particular year, but the performance criteria is met in the subsequent year, the options that had not initially met the performance criteria will be considered vested at the time the performance criteria is met in the subsequent year. The first and second lots of options have met the performance criteria; therefore, these options have vested. The third and extraordinary lots have not met the performance criteria; therefore, these options did not vest and were forfeited during 2003. At the end of 2003, 10,699,996 options, corresponding to 35,319,216 equivalent options, were outstanding under this plan. This plan was accounted for as variable, however no compensation expense has been recognized in any period presented as the exercise price of the options is above the market price for all measurement dates and as a result of the purchase, the variable accounting treatment did not continue in 2003.

In 1999 the Company adopted the 1999 Stock Option Plan (the “1999 Plan”), under which 16,595,400 options, corresponding to 54,779,275 equivalent options, were granted at an exercise price of €2.057 per equivalent option to key employees. The options issued under the 1999 plan vested annually in three year lots starting in October 1999 and ending in January 2002, expiring on December 31, 2004. The options granted under this plan were performance based. As of December 31, 2003, the first and second lots had been vested and exercised, with the third lot becoming exercisable as the vesting requirements had been met. A total of 4,511,901 options, corresponding to 14,893,133 equivalent options, were outstanding at December 31, 2003. Compensation expense / (benefit) totalling € (16) million in 2002 and €1.6 million in 2001 has been recorded with this option plan, respectively. No amounts were recognized in 2003 as a result of the purchase accounting.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The status of the stock options granted under the 1999, 2000, 2001, 2002, 2002 Top, and Other 2002 stock option plans are as follows. As disclosed above, the equivalent options in the table below represent the options converted into shares of Telecom Italia using the 3.300871 ratio.

	Number of equivalent options	Weighted Average price per equivalent options
Outstanding at December 31, 2000	207,431,685	3.80
Granted	221,240,879	3.17
Exercised	(4,939,258)	2.06
Forfeited	(4,962,860)	3.70

Outstanding at December 31, 2001	418,770,446	3.49
Granted	141,270,677	2.88
Exercised	(4,539,193)	2.06
Forfeited	(112,581,157)	4.05
Expired on December 31, 2002	(5,703,905)	3.04

Outstanding at December 31, 2002	437,216,868	3.17
Exercised	(13,070,063)	2.06
Forfeited	(141,824,448)	3.40
Cancelled	(1,160,748)	2.93

Outstanding at December 31, 2003	281,161,609	3.11

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2003:

Range of Grant Prices	Equivalent Options Outstanding			Equivalent Options Exercisable
	Equivalent Options	Weighted Average Remaining Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euro)			(euro)		(euro)
2.05-2.41	18,326,039	1.80	2.12	15,923,002	2.08
2.78-2.93	120,766,820	5.23	2.88	37,030,674	2.88
3.17-4.19	142,068,750	3.28	3.43	142,068,750	3.43

	281,161,609			195,022,426

Olivetti Plans

On June 9, 1999, the 1999 Olivetti stock option plan (“Plan I”) was authorized by the board of directors and 30,000,000 of options were granted under this plan. On November 29, 1999, 18,000,000 of additional options were granted. All options were granted at an exercise price of €1.198 which was based on the average price of the stock during the six month period from June 1998 to November 1998. Exercise of the options is contingent upon stock price performance. The plan was accounted for as a variable plan from the date of authorization due to its performance based features. At December 31, 2003, no options are outstanding under this plan.

On February 24, 2000, 29,500,000 options, corresponding to 13,910,814 equivalent options, were awarded under an Olivetti option plan (“Plan II”) to employees by authorization of the board of directors at an exercise price of €7.857 per equivalent option which represented the average stock price over the 30 days preceding the authorization of the plan. Equivalent option prices were adjusted downward to €7.015 in accordance with plan terms on February 19 and November 5, 2001 as a result of equity increase. One-third of the options fully vest after 34, 46 and 58 months. The contractual and expected lives of the options is 58 months. At the date of grant, the market price exceeded the exercise price and compensation expense was recorded at the balance sheet dates accordingly. On February 9, 2001, 28,170,000 of these options were cancelled and replaced with options in Plan III. The remaining 1,330,000 options remained outstanding, due to managers who had left Olivetti during the period, and from this date forward the new plan and remaining outstanding options were accounted for as variable plan. No compensation expense was recorded in any period presented as the market price of the stock was less than the exercise price. At December 31, 2003, there were 800,000 options outstanding under Plan II, corresponding to 377,241 equivalent options.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 9, 2001, the board of directors authorized the issuance of 29,000,000 options (“Plan III”), corresponding to 13,675,037 equivalent options, at an exercise price of €5.959 per equivalent option in replacement of options awarded under Plan II as noted above which were cancelled at that date. The exercise price represented the average stock price over the 30 days preceding the authorization of the plan. Share prices were adjusted downward in accordance with plan terms on February 19 and November 5, 2001 as a result of equity increase to €5,333. One-third of the options fully vest after 23, 35 and 47 months. The contractual and expected lives of the options is 47 months. At the date of grant, the market price exceeded the exercise price and compensation expense has been recorded for the original intrinsic value. Additionally, due to the fact that Plan III replaced and cancelled Plan II, the plan is accounted for as a variable plan in accordance with APB 25. However, no additional compensation expense was recorded in any period presented as the market price of the stock was less than the exercise price at the balance sheet dates. At December 31, 2003 there were 5,940,000 options outstanding under Plan III, corresponding to 2,800,995 equivalent options.

The status of the stock options granted under Plan I, Plan II, and Plan III stock option plans are as follows. As disclosed above, the equivalent options in the table below represent the options converted into shares of Telecom Italia using the 0.471553 ratio.

	Number of equivalent options	Weighted Average price per equivalent option
		(euro)
Outstanding at December 31, 2000	26,291,438	5.34
Granted	12,484,366	5.34
Exercised	(8,590,132)	2.44
Forfeited	(19,899,537)	6.45

Outstanding at December 31, 2001	10,286,135	4.52
Granted	(2,666,624)	2.12
Forfeited	(1,204,818)	5.34
Cancelled	(2,722,432)	2.12

Outstanding at December 31, 2002	3,692,261	5.51
Forfeited	(342,663)	5.34
Cancelled	(171,362)	5.34

Outstanding at December 31, 2003	3,178,236	5.53

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2003:

Range of Grant Prices	Equivalent Options Outstanding			Equivalent Options Exercisable
	Equivalent Options	Weighted Average Remaining Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euro)			(euro)		(euro)
5.33	2,800,995	1.00	5.33	1,867,354	5.33
7.02	377,241	1.00	7.02	251,494	7.02

	3,178,236			2,118,848

Telecom Italia Media (formerly SEAT)

Telecom Italia Media (formerly SEAT) “1999 Plan”—Under the terms of the incentive stock option plan, certain key employees identified by the Board of Directors of Telecom Italia Media were eligible to participate in the plan. Options granted under the plan had an exercise price determined by the Board of Directors and executive management in accordance with the plan. As the vesting of the options was dependent on the achievement of defined financial objectives, the plan was considered to be variable. Accordingly, changes in the quoted market price of the underlying stock from the grant date to the date at which the final number of shares to be granted is determined is recorded as an adjustment to compensation expense over the related service period. At December 31, 2003, all options under the plan had been forfeited or exercised and the plan ceased to exist.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Telecom Italia Media (formerly SEAT) “2000-2002 Plan”—On November 20, 2000 SEAT’s extraordinary shareholder’s meeting approved a share capital increase for a maximum of 127,000,000 ordinary shares reserved for employees and directly or indirectly-controlled subsidiaries. The “2000-2002 Plan” provided for the allocation of options in three annual installments following attainment of Corporate and personal objectives according to the guidelines as defined in the Plan. The exercise price of stock options granted under this Plan approximated the fair market value on the grant date. The 2000-2002 Plan expires on December 31, 2008. As a result of the spin-off of certain SEAT businesses during 2003, most options were forfeited. At December 31, 2003, 3,369,299 options were outstanding.

Telecom Italia Media (formerly SEAT) Top Plan and Key People Stock Option Plans—The Board of Directors of Telecom Italia Media on May 17, 2002, approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills. The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new Plans approximated the fair market value on the grant date. Both plans expire on May 31, 2008. The Key People Plan led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries. The Top Plan led to the allocation of 1,500,000 options. No compensation expense was recognized for options granted under the Key People Plan or Top Plan, as the stock price was below the exercise price at the date of grant and the awards were deemed to be fixed under APB 25. At December 31, 2003, 16,750,000 and none options were outstanding under the Key People and Top plans, respectively.

Telecom Italia Media (formerly SEAT) Telegate Stock Option Plan—During November 2000, SEAT acquired 51.37% of Telegate GmbH and the remaining 48.63% in April 2001. Telegate AG, a majority owned subsidiary of Telegate GmbH had, at the date of each acquisition, 200,000 shares of its common stock reserved under its 1999 stock option plan. The options are exercisable into shares of Telegate, not Telecom Italia Media. As a result of the spin-off of certain SEAT businesses during 2003, this plan was transferred with those businesses. As a result, the options are treated as forfeited by the company. Included in the rollforward below are outstanding options of 26,875, 34,825, 39,835 and none, and weighted average prices per option of €55.86, €57.45, €5.89 and zero at December 31, 2000, 2001, 2002 and 2003, respectively.

The following table summarizes the Telecom Italia Media 1999, 2001, Top, Key People, and Telegate stock option plans activity:

	Number of options	Weighted Average price per option
		(euro)
Outstanding at December 31, 2000	24,352,396	0.09
Granted	97,066,566	1.23
Exercised	(5,246,835)	0.03
Forfeited	(34,440,649)	1.14

Outstanding at December 31, 2001	81,731,478	1.00
Granted	47,936,110	0.85
Exercised	(18,055)	56.29
Forfeited	(26,314,590)	0.98

Outstanding at December 31, 2002	103,334,943	0.93
Exercised	(10,725,132)	0.03
Forfeited	(20,794,835)	0.86
Cancelled	(51,695,677)	1.15

Outstanding at December 31, 2003	20,119,299	0.91

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2003:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(euro)			(euro)		(euro)
0.85	16,750,000	4.4	0.85	5,025,000	0.85
1.22	3,369,299	1.3	1.22	3,369,299	1.22

	20,119,299			8,394,299

Telecom Italia Mobile (TIM)

At its meeting of December 22, 1999, the Board of Directors of TIM approved the 2000-2002 Plan. The options confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective (E.V.A.) on which basis the option may be exercised (April 13, 2000). The company granted 21,210,000 shares at the exercise price of €6.42. The first lot vested and was exercised during 2000 (May 15-June 2). The remaining options are vested and exercisable. The plan expires at December 31, 2008. This date was extended from the original date of December 31, 2005. As such, a new measurement date was established under FIN 44. However, no compensation expense was recorded as the market price was less than the exercise price on the modification date.

The Board of Directors of TIM, on December 19, 2000, approved a stock plan, targeted at 183 executives and 148 non-executive employees, with the assignment of a total number of 44,790,000 options (“2001-2003 Plan”). They confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective on which basis the option may be exercised (Dow Jones Eurostoxx TLC). The options vest in 3 lots based on performance objectives. The 2001-2003 Plan was partially absorbed by the 2003-2005 Plan. At present, 7 staff members continue to hold 1,190,000 options under the 2001-2003 Plan.

The Board of Directors’ Meeting of TIM on May 10, 2001 approved an additional supplement to the 2001-2003 Plan consisting of a new grant of options (the “2001-2003 Supplementary Plan”). The option exercise price for the new offer was €7.526. The options have the same features and are subject to the same conditions as the 2001-2003 Plan. This plan was also partially absorbed by the 2003-2005 Plan. At present, 7 staff members continue to hold 499,000 options under the 2001-2003 Supplementary Plan.

On February 12, 2002, the Board of Directors of TIM approved a stock option plan for the 2002-2003 period: targeted at 193 executives and 173 non-executive employees, entailing the assignment of a total of about 25.5 million options (the 2002-2003 Plan) at a grant price of €5.67. At December 31, 2003, 24,030,000 options were outstanding and exercisable.

On May 6, 2002, the Board of Directors of TIM partially implemented the decision of the Shareholders’ Meeting of 2000 approving a new Stock Option Plan for the 2003-2005 period (2003-2005 Plan). At the same meeting, the Board of Directors approved the withdrawal, on a voluntary basis, of the previous 2001-2003 Plan and the 2001-2003 Supplementary Plan and therefore the related options. The offer was targeted at the holders of 2001-2003 Options employed with the company as at the date of the offer, as well as to new beneficiaries. With regard to the above 2003-2005 Plans, the Board of Directors of TIM granted 50,057,000 options at €5.07, of which 48,142,000 options were granted to the original assignees and 1,915,000 were granted to new assignees. The 2003-2005 Plan is composed of three annual lots that can be exercised respectively one, two and three years following their grant. For each lot of options, there will be an ongoing exercise period of five years after the vesting elapses and therefore, the lots can be exercised until 2008, 2009 and 2010, respectively. At December 31, 2003, 15,344,010 of the options were exercisable, and 46,497,000 were outstanding. Due to the fact that this plan replaced and cancelled a portion of the 2001-2003 and 2001-2003 Supplementary Plans, the 2003-2005 Plan is accounted for as a variable plan in accordance with APB 25. No compensation expense has been recorded for 2002 or 2003 as the market price is less than the exercise price for both periods.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stet Hellas, a subsidiary of TIM, approved on March 30, 2000, by the Stet Hellas’s Shareholders’ General Assembly, the “1st Plan”. Stet Hellas issued 1,300,000 option rights, which entitle the bearer to purchase shares of Stet Hellas at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375. Included in the rollforward below are outstanding options of 1,205,000, 827,000, 535,000 and none, and weighted average prices per option of €27.06, €31.88, €27.28 and zero at December 31, 2000, 2001, 2002 and 2003, respectively.

Stet Hellas approved on December 11, 2000, by Stet Hellas’s Shareholders’ Extraordinary General Assembly, the “2nd Plan”. Stet Hellas was authorized to issue 1,000,000 option rights, which entitle the bearer to purchase shares of Stet Hellas at a price equal to the listed market price of Stet Hellas on the NASDAQ Stock Exchange as of such date, which was U.S.$12.532. Under the second plan, 760,000 option rights were issued during the year ended December 31, 2000, 175,000 during the year ended December 31, 2001, and 177,500 during the year ended December 31, 2003. No option rights were issued during the year ended December 31, 2002. Included in the rollforward below are outstanding options of 760,000, 935,000, 569,000 and 698,000 and weighted average prices per option of €21.76, €15.88, €11.73 and €9.94 at December 31, 2000, 2001, 2002 and 2003, respectively.

The status of the stock options granted under the 2000-2002, 2001-2003, 2001-2003 Supplementary, 2002-2003, 2003-2005, Stet Hellas 1st and Stet Hellas 2nd stock option plans are as follows:

	Number of options	Weighted Average price per option
		(euro)
Outstanding at December 31, 2000	16,104,985	8.69
Granted	57,012,000	8.45
Exercised	(357,668)	6.42
Forfeited	(2,797,000)	11.09
Cancelled	(728,997)	6.42

Outstanding at December 31, 2001	69,233,320	8.43
Granted	75,552,000	5.27
Forfeited	(404,335)	6.42
Cancelled	(55,492,000)	8.45

Outstanding at December 31, 2002	88,888,985	5.67
Granted	177,500	11.73
Forfeited	(3,503,500)	9.05
Cancelled	(46,667)	6.42

Outstanding at December 31, 2003	85,516,318	5.54

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2003:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(euro)			(euro)		(euro)
5.07-5.67	70,527,000	5.66	5.27	39,374,010	5.54
6.42-8.67	14,291,318	4.65	6.65	14,291,318	6.65
9.94	698,000	1.00	9.94	232,667	9.94

	85,516,318			53,897,995

SFAS 123, “Accounting for Stock-Based Compensation” requires the disclosure of pro forma net income per share as if the Group had adopted fair-value accounting for stock-based awards.

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

In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The Group’s employees are free to exercise their vested stock options once they are vested, therefore they are considered to be American type call options. Also, the Group has historically paid dividends, which it anticipates doing in the future. The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information. The following pro forma information has been derived using the Black-Scholes option pricing model for 2001 and the CRR model for 2002 and 2003.

The weighted average estimated fair value at the date of grant, as defined by SFAS 123, for options granted in 2001, 2002 and 2003 was €1.87, €1.43 and €1.19 per option, respectively.

The following weighted average assumptions were used in the estimated grant date fair value calculations for all stock option awards:

	2001	2002	2003
Expected life (years)	2.34	3.35	2.0
Expected volatility	60%	41%	68%
Risk free interest rate	4.71%	4.64%	2.70%
Expected dividend yield	1.02%	2.56%	0.93%

The Group’s pro forma earnings (loss) per share, had compensation costs been recorded in accordance with SFAS 123, are presented below, for all plans:

	2001	2002	2003
	(millions of euro, except per share amounts)
Net income (loss) in accordance U.S. GAAP	(4,006)	1,956	1,841
Add: Stock-based compensation expense (benefit) recognized under intrinsic value method	43	(28)	1
Deduct: Total stock-based employee compensation (expense) benefit determined under fair value based method for all awards, net of related tax effects	(344)	(127)	38

Pro forma net income (loss) available to each class of shares	(4,307)	1,801	1,880

Earning (Loss) per share:
Basic EPS per Ordinary share—as reported	(1.17)	0.48	0.20
Basic EPS per Ordinary share—pro forma	(1.26)	0.44	0.21
Diluted EPS per Ordinary share—as reported	(1.17)	0.48	0.20
Diluted EPS per Ordinary share—pro forma	(1.26)	0.44	0.21

The effects of applying SFAS 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(n) Capitalization of interest expense

The Group capitalizes interest expense on both tangible and intangible assets under construction. The Group is currently capitalizing interest expense on acquired UMTS licenses, which under U.S. GAAP are considered as construction in progress. Amortization of the assets, including the capitalized interest costs, will begin when the

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets are put in service. The Group incurred interest expense of €2,395 million, €2,677 million and €2,912 million in 2003, 2002 and 2001, respectively, of which €163 million, €236 million and €239 million was capitalized in 2003, 2002 and 2001, respectively.

(o) Accounting for income taxes

For U.S. GAAP reporting purposes, the Telecom Italia Group follows the provisions of SFAS 109, “Accounting for Income Taxes”. In accordance with SFAS 109, the Telecom Italia Group has recognized deferred tax assets and liabilities based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on the deferred taxes of changes in tax rates is recognized in income in the period that includes the enactment date. Where it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance has been recorded against it in order to reduce the deferred tax asset to the amount that is more likely than not to be realized.

The provision (benefit) for income taxes consisted of the following in the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Income (loss) before income taxes:
• from continuing operations	(2,656)	3,079	4,955
• from discontinued operations	(3,400)	(3,179)	(1,790)

Total income (loss) before income taxes	(6,056)	(100)	3,165

Current tax expense:
Italy	1,258	1,413	1,736
Foreign	33	172	183

Total current tax expense	1,291	1,585	1,919
Deferred tax expense (benefit):
Italy	(1,083)	(4,812)	(1,924)
Foreign	32	51	52

Total deferred tax benefit, net	(1,051)	(4,761)	(1,872)

Total income tax expense (benefit)	240	(3,176)	47

Income taxes are further detailed as follows:

	Year ended December 31,
	2001	2002	2003
	(millions of euro)
Income taxes:
• from continuing operations	276	(3,152)	1,820
• from discontinued operations	(36)	(24)	(1,773)

Total income tax expense (benefit)	240	(3,176)	47

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The actual provision for income taxes is different from income taxes computed by applying the Italian statutory tax rate (40.25% in 2001 and 2002 and 38,25% in 2003, consisting of IRPEG taxes at 34% and IRAP taxes at 4.25% computed on a higher taxable income) for the reasons explained in the following tables:

	Year ended December 31, 2003
	(millions of euro)%
Income before income taxes under U.S. GAAP	3,165

Taxes at statutory rate	1,076	34%
• Operating losses of the year 2003 not considered recoverable and for which a valuation allowance was set-up in 2003	213	7%
• Recognition in 2003 of operating losses of prior years for which a valuation allowance was set-up in prior years	(72)	(2%)
• Write-down of investments eliminated in consolidation	(599)	(19%)
• SEAT purchase accounting	(1,141)	(36%)
• Other, primarily effect of different tax rates in foreign countries	12	—
• Recognition of deferred tax assets under FAS 109	(453)	(15%)
• Permanent differences:
—non deductible expenses	313	10%
—non taxable revenue	(224)	(7%)
• Others	198	6%

	(677)	(22%)
• IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	724	23%

Total income tax expense	47	1%

In 2002, the reconciliation between the Group’s statutory tax rate (36% for the 2002 income taxes) and the effective tax rate is as follows:

	Year ended December 31, 2002
	(millions of euro)%
Loss before income taxes under U.S. GAAP	(100)

Taxes at statutory rate	(36)	(36%)
• Deferred tax assets related to the write-down, for tax purposes only, made by the merging company on the Old Telecom Italia’s shares	(2,397)	(2,397%)
• Operating losses of the year 2002 not considered recoverable and for which a valuation allowance was set-up in 2002	218	218%
• Recognition in 2002 of operating losses of prior years for which a valuation allowance was set-up in prior years	(212)	(212%)
• SEAT purchase accounting	393	393%
• Non taxable gains on disposals	(744)	(744%)
• Write-down of investments eliminated in consolidation	(782)	(782%)
• Tax benefit connected to the acquisition of business	(453)	(453%)
• Recognition of deferred tax assets under FAS 109	(65)	(65%)
• Others	(34)	(34%)
• Permanent differences:
—non deductible expenses	391	391%

	(3,721)	(3,721%)
• IRAP and other taxes calculated on a different taxable basis with respect to the loss before income taxes	545	545%

Total income tax benefit	(3,176)	(3,176%)

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2001, the reconciliation between the Group’s statutory tax rate (36% for the 2001 income taxes) and the effective tax rate is as follows:

	Year ended December 31, 2001
	(millions of euro)%
Loss before income taxes under U.S. GAAP	(6,056)

Taxes at statutory rate	(2,180)	(36%)
• Operating losses of the year 2001 not considered recoverable and for which a valuation allowance was set-up in 2001	333	5%
• SEAT purchase accounting	705	12%
• Goodwill amortization	821	14%
• Others	18	—
• Permanent differences:
—non deductible expenses	69	1%

	(234)	(4%)
• IRAP and other taxes calculated on a different taxable basis with respect to the loss before non deductible expenses	474	8%

Total income tax expense	240	4%

The components of the net deferred tax assets (liabilities) as of December 31, 2002 and 2003 are as follows:

	2002	2003
	(millions of euro)
Deferred tax assets:
Intercompany profits	69	119
Accrued pension obligation	211	265
Revaluation of fixed assets	223	142
Provisions	2,073	679
Net operating losses	2,406	2,886
Write-down of investment for tax purposes	1,931	3,552
Other	1,417	642

Subtotal	8,330	8,285
Less—valuation allowance	(2,364)	(2,223)

	5,966	6,062

Deferred tax liabilities:
Capitalization of interest on assets	(175)	(276)
Intangible assets	(1,585)	(5,412)
Tax suspended reserves in equity	(253)	(191)
Withholding tax on interest	—	(132)
Other	(994)	(388)

Subtotal	(3,007)	(6,399)

Net deferred tax asset/(liability)	2,959	(337)

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003, the Group has net operating loss carryforwards of €8,611 million. Net operating losses in Italy expire within five years. The following outlines the scheduled expiration periods for the aforementioned net operating losses:

(millions of euro)
2004	330
2005	982
2006	953
2007	709
2008	2,237
After 2008	492
Without expiration	2,908

Total NOL’s	8,611

No provision has been made for Italian taxes, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, because it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

In accordance with SFAS 109, no deferred tax liabilities are to be provided on the portions of the equity reserves, which are subject to taxes in case of distribution if such reserves relate to years prior to 1992. The amount of such taxable portion of the reserves is €1,124 million and the related deferred tax liability is €371 million.

During 2003 the Italian corporate income tax rate was reduced from 34% to 33%, effective January 1, 2004. The impact of the tax rate reduction on the net components of deferred taxes at December 31, 2002 was not significant.

Total income taxes paid in 2001, 2002 and 2003 amount to €2,080 million, €725 million, €957 million, respectively.

The Group, in connection with the introduction in Italy of the new tax consolidation, will elect to apply the new tax regime in order to allow the Group to utilize certain net operating loss carryforwards that might otherwise expire.

In connection with the acquisition of the minority interest in Old Telecom Italia, described in Note 27.1. above, a portion of the existing net operating losses carry-forwards related to Old Telecom Italia (related to the 60.47% acquisition from the minorities) covered by a valuation allowance at the date of acquisition, if subsequently recognized will be allocated to reduce goodwill or other non current intangible assets. Such portion amounts to approximately €2,830 million.

(p) Transactions with subsidiary and equity investee stock

Occasionally Telecom Italia sells shares in its controlled subsidiaries or equity investees in the public market or through private placements. Gains and losses recognized on these transactions are recognized as non-operating in the statement of operations.

(q) Earnings per Share

In accordance with SFAS 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is increased to include any potential ordinary shares. Potential ordinary shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. The effects of any potential ordinary shares are omitted when the effects of including them is anti-dilutive. Potential ordinary shares include options, warrants and convertible securities. In 2001, 2002 and 2003, no potential ordinary shares were considered dilutive, therefore basic and diluted shares were the same.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The computations of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, prepared in accordance with U.S. GAAP, are as follows:

	2001	2002	2003
	(Million of euro, except per share amounts)
Basic EPS(*)
Net Income (loss) under U.S. GAAP	(4,006)	1,956	1,841
Less: €0.011 in 2003 premium payable to savings shares (**)	—	—	(26)

	(4,006)	1,956	1,815

Weighted average number of shares (millions)	3,425	4,054	9,035

Basic EPS—ordinary shares	(1.17)	0.48	0.20
Add: €0.011 in 2003 premium payable to savings shares (**)	—	—	0.01

Basic EPS—savings shares	—	—	0.21

Diluted EPS(*)
Weighted average number of shares (millions)	3,425	4,054	9,035
Dilutive effect of stock options (millions)	—	—	—

Diluted weighted average number of shares (millions)	3,425	4,054	9,035

Diluted EPS—ordinary shares	—	—	0.20
Add: €0.011 in 2003 premium payable to savings shares (**)	—	—	0.01

Diluted EPS—savings shares	—	—	0.21

(*)	Calculated under the two class method considering distributed and undistributed earnings.
(**)	This takes into account the par value per share as of December 31, 2003 equal to €0.55.

The total number of potentially dilutive shares not included in 2001, 2002 and 2003 due to their anti-dilutive impact was 1,382 million, 1,366 million and 1,647 million respectively.

(r) Effects of Regulation

As discussed in Note 2, Telecom Italia is subject to the regulatory control of the National Regulatory Authority with additional oversight provided by numerous laws, decrees and codes. The regulatory framework in Italy is constantly under review and takes into consideration EU requirements. It is anticipated that the regulators will allow Telecom Italia to recover a certain level of costs (subject to price caps), but not necessarily its specific cost of providing service. Accordingly, U.S. GAAP, as described in SFAS 71, “Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these financial statements.

(s) Asset Retirement Obligation

Effective January 1, 2003, Telecom Italia changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The cumulative effect of the change on prior years resulted in a charge to income of €21 million (net of income taxes of €11 million), which is included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of the accounting change by €13 million. The pro forma effects of the application of Statement No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

Pro forma amounts assume the accounting change had been applied retroactively, net of tax:

	2001	2002	2003
	(millions of euro)
Net income (loss) under U.S. GAAP	(4,012)	1,948	1,831

Net income (loss) per ordinary share	(1.17)	0.48	0.20

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s subsidiaries, through primarily its Italian mobile subsidiary, Telecom Italia Mobile, have leased buildings or land upon which it constructs its transmission and relay towers. The Group enters into new leases each year and, in most cases, has the right to renew the initial lease term. The Group is legally required to dismantle the towers and, where necessary, recondition the building at the end of the lease life.

Telecom Italia recognized the fair value of a liability for the asset retirement obligations and capitalized that cost as part of the cost basis of the leasehold improvement and depreciates it on a straight-line basis over the expected life of the leasehold. The following table describes all the changes to the Group’s asset retirement obligation liability:

2003
(millions of euro)
Asset retirement obligation at the beginning of the year	—
Liability recognized in transition	142
Accretion expense	5
Additional liability recognized in 2003	31

Asset retirement obligation at the end of the year	178

The pro forma asset retirement obligation liability balances as if Statement No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

	2001	2002	2003
	(millions of euro)
Pro forma amounts of liability for asset retirement obligation at beginning of the year	86	110	139

Pro forma amounts of liability for asset retirement obligation at the end of the year	110	139	178

(t)    Lease commitments

The following is a summary of all future minimum lease payments as of December 31, 2003 (in millions of euro):

	Finance Leases	Operating Leases
2004	36	8
2005	29	6
2006	24	4
2007	24	2
2008	17	—
Thereafter	64	—

Total	194	20
Less current portion	(36)	(8)

Long-term portion	158	12

(u) Aria—Is TIM investment

On May 13, 2003, TIM International signed a term sheet with Turk Telekom (the Turkish fixed line operator) outlining a set of guidelines for the integration of Telekomunikasyon Hizmetleri A.S. (“Aria—Is TIM”), TIM’s mobile telecom equity investee in Turkey and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. On February 19, 2004, the merger of Aria—Is TIM with Aycell was completed after receipt of the required regulatory approvals. Turk Telekom and TIM International each hold a 40% stake in the new company and Is Bank Group, TIM’s original investment partner, holds the remaining 20%. Together the two companies have a joint customer base of about 4.5 million customers representing approximately 15% of the total market. This agreement resulted in part from the events that occurred during 2002 which resulted in the charges described below.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2002, the Group continued to make investments in Aria—Is TIM. At December 31, 2002, the Group owned 49% of the voting stock of Aria—Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular), have not occurred. The de-regulation of the Turkish market did not occurr for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain.

Since its inception, Aria—Is TIM and its shareholders made repeated and formal efforts to have this situation rectified but were de facto prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender made for the license. As a result of the necessary conditions to open the mobile telecommunications market in Turkey to competition not having occurred, Aria—Is TIM suffered significant losses and was unable to effectively compete against the two much larger incumbent operators. Due to the considerable damages suffered by the Group’s investee, Aria—Is TIM filed a Request for Arbitration against the local telecommunications authority, requesting a refund reflecting damages in the amount of U.S.$2.5 billion. In conjunction with the arbitration claim, TIM undertook a full review of the investment at year end December 31, 2002. That review included two appraisals, one from an independent major investment bank, to assess the fair value of the equity investee. The review encompassed all of the investments to date in Aria—Is TIM, including the original €1.7 billion in convertible loans and the €850 million relating to the Group’s exposure with the same investee. Based on the fair value report of the investment bank and the independent analysis of the Group, a charge of €2,341 million was taken. This charge together with the €171 million accrual for losses of Aria—Is TIM resulted in total charges related to the equity investee in 2002 of approximately €2.5 billion.

As is customary for significant investees, the Group attempted to obtain the audited financial statements of Aria—Is TIM as of December 31, 2002. Due to an impasse at the investee’s Board of Directors level relating to the valuation of the assets of Aria—Is TIM, TIM was not able to obtain these financial statements. Set forth below is a list of some of the pertinent facts related to the structure of the joint venture arrangements between TIM and IS Bank Group, which sets out certain of the reasons why TIM was unable to resolve the impasse and obtain audited financial statements:

•	under the telecom sector rules of Turkey, TIM is not allowed to control more than 49% of Aria—Is TIM as at least 51% must be owned by a Turkish company;

•	Board of Directors: 4 IS Bank, 3 from TIM; and

•	based on the shareholders agreement, all resolutions of the Board of Directors require the affirmative vote of the majority of the total Directors present at the meeting but the affirmative vote of at least two Directors designated by TIM and two Directors designated by IS Bank is required to adopt a resolution approving the balance sheet and the statement of operations of the company.

(v) Subsequent events

TIM’s stake in Digitel

On April 19, 2004, TIM International agreed to settle several lawsuits between TIM International and all the other shareholders of Corporacion Digitel C.A. (“Digitel”). The lawsuits concerned the covering (which was performed in 2003) of losses for the fiscal year 2002. According to the terms of the settlement, TIM International agreed to acquire the shares held by all the other shareholders (corresponding to 32.88% of Digitel’s share capital) for U.S.$110 million. As a consequence of the settlement, TIM International will own 100% of the Venezuelan company. The effectiveness of the settlement is subject to certain conditions, the most important of which are: the waiver by all the other shareholders to any further request or lawsuit against TIM/Digitel, and the dismissal of the arbitration proceeding initiated in New York (under the International Chamber of Commerce’s rules) between TIM International and Venconsul. The difference between the fair market value of the shares to be acquired and the acquisition price agreed to in the settlement has been covered for a reserve for risks and charges.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Decrease in share capital of Solpart Participaçoes (“Solpart”)

At the Extraordinary Shareholders’ Meeting of Solpart, the holding company of Brasil Telecom Partecipaçoes (“Brasil Telecom”), a provider primarily of fixed line telecommunications services in Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins, Distrito Federal (Brasilia) of Brazil, held on April 26, 2004, a capital reduction was approved amounting in the aggregate to $Reais 173,350,000.00 of which (i) $Reais 41,898,263.09 is to be proportionally reimbursed to the shareholders in cash and (ii) the proportionally delivery to the shareholders of 3,474,342,842 ordinary shares and 3,491,253,373 preferred shares of its affiliate Brasil Telecom Participaçoes. The valuation of the capital reimbursement through the delivery of shares was made on the basis of the weighted average price at the fixing of Sao Paulo’s Stock Exchange on April 23, 2004. The weighted average price was $Reais 17.65 based on the value of the trading lot (1,000 shares) for the ordinary shares, $Reais 19.52 for the same lot of preferred shares and $Reais 1,980,319.91 to cover previous period losses.

As a consequence of the events described under (i) and (ii) above, Telecom Italia International is entitled to receive $Reais 15,917,669.18 in cash, 1,319,945,886 ordinary shares and 1,326,370,406 preferred shares. The transaction will have no effect on the overall control of Brasil Telecom.

Agreement for the sale of GPP

On May 13, 2004, Telecom Italia Media reached an agreement with Wise Venture Sgr, the company that manages the Wisequity closed-end equity fund, in relation to the disposal of 100% of GPP S.p.A., the parent company of the publishing groups Quasar s.r.l., JCE S.p.A. and Faenza Editrice S.p.A.

The disposal of GPP S.p.A. represents yet another step in the process of rationalization of Telecom Italia Media’s asset portfolio. Following this transaction, Telecom Italia Media exits the professional publishing sector, which is not considered synergistic with its core business.

The disposal is based on the assessment of the overall enterprise value of GPP S.p.A. valued at €14.6 million. The sale will improve the Group’s net financial standing by approximately €13.8 million. The transaction is expected to be completed within the first half of 2004.

REPORTS OF OTHER INDEPENDENT AUDITORS

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: auditoria@deloitte.cl
www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

Empresa Nacional de Telecomunicaciones S.A.

We have audited the accompanying consolidated balance sheets of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of income and cash flows for each of the three years in the period then ended, all expressed in thousands of Chilean pesos. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and shareholders’ equity as of December 31, 2002 and 2003 to the extent summarized by the Company in Note 38 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 38. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/    Deloitte

Santiago, Chile

January 26, 2004

except for Note 38 for which the date is March 31, 2004

Una firma miembro de

Deloitte Touche Tohmatsu

PricewaterhouseCoopers SpA

To the Shareholders of

Finsiel SpA

We have audited the consolidated balance sheets of Finsiel SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2003, 2002 and 2001 (all expressed in Euro) and the related consolidated statements of income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Finsiel SpA and its subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their income for each of the three years in the period ended December 31, 2003, in conformity with the law governing consolidated financial statements and generally accepted accounting principles in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States.

PricewaterhouseCoopers SpA

/s/ Corrado Testori
Corrado Testori (Partner)

Rome, 5 March 2004

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all’ Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Celalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

Independent auditors’ report

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

Grant Thornton – Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

/s/ Grant Thornton – Jonasch & Platzer	/s/ KPMG Austria GmbH

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

Grant Thornton – Jonasch & Platzer	KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungs-OHG	Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

/s/ Grant Thornton – Jonasch & Platzer	/s/ KPMG Austria GmbH

Vienna

March 20, 2002

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik A.S.

a member of

PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi

No:92 B Blok Kat 9 Akaretler

Besiktas 80680 Istanbul-Turkey

www.pwcglobal.com/tr

Telephone +90 (212) 259 4980

Facsimile +90 (212) 259 4902

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Is-Tim Telekomünikasyon Hizmetleri A.S.

We have audited the accompanying balance sheet of Is-Tim Telekomünikasyon Hizmetleri A.S. (“Is-Tim”) at 31 December 2001 and the related statement of loss, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

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

Basaran Nas Serbest Muhasebeci

Mali Müsavirlik Anonim Sirketi

a member of

PricewaterhouseCoopers

/s/ Murat Sancar
Murat Sancar, SMMM (Partner) Istanbul, 1 February 2002

Telekom Austria

Consolidated Financial Statements

for the years ended December 31, 2003, 2002 and 2001

Independent Auditor’s Report

The Supervisory Board and Stockholders

Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002) whose total assets as of December 31, 2003 and 2002 constitute 35.6 percent and 32.2 percent of total consolidated assets and whose revenues for the year ended December 31, 2003 and for the period June 28, 2002 to December 31, 2002, respectively, constitute 48.9 percent and 30.7 percent of total consolidated revenues. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for mobilkom, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs-und Steuerberatungsgesellschaft

Vienna, Austria

March 10, 2004

Independent Auditor’s Report

The Supervisory Board and Stockholders

mobilkom austria AG & Co KG and

mobilkom austria AG:

We have audited the consolidated balance sheets of mobilkom austria AG & Co KG and mobilkom austria AG and subsidiaries (collectively “mobilkom”), wholly-owned consolidated subsidiaries of Telekom Austria Aktiengesellschaft (74.999% owned unconsolidated subsidiaries from January 1, 2002 to June 28, 2002), as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of mobilkom as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” effective January 1, 2003 and Statements of Financial Accounting Standards No. 141 “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002.

Grant Thornton

Wirtschaftsprüfungs-und Steuerberatungs-GmbH

Vienna, Austria

February 12, 2004

Independent Auditors’ Report

The Supervisory Board and Stockholders

Telekom Austria Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of Telekom Austria Aktiengesellschaft and subsidiaries as of December 31, 2001, and the related consolidated statement of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telekom Austria as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton – Jonasch & Platzer Wirtschaftsprüfungs-und Steuerberatungs-OHG	KPMG Austria GmbH Wirtschaftsprüfungs-und Steuerberatungsgesellchaft

Vienna, Austria

March 20, 2002

TELEKOM AUSTRIA AG

CONSOLIDATED BALANCE SHEETS

(in EUR ’000s, except share information)

	Notes No	December 31, 2003	December 31, 2002
ASSETS
Current assets
Cash and cash equivalents		201,926	27,337
Short-term investments		6,867	5,327
Accounts receivable – trade, net of allowances of EUR 92,238 and EUR 74,945 as of December 31, 2003 and December 31, 2002	(5)	559,872	451,934
Receivables due from related parties	(6)	1,549	6,723
Inventories	(7)	83,535	91,261
Deferred tax assets	(18)	45,633	4,657
Prepaid expenses		91,177	81,935
Taxes receivable		9,739	22,829
Assets held for sale		5,560	30,512
Other current assets		118,963	142,743

TOTAL CURRENT ASSETS		1,124,821	865,258

Property, plant and equipment, net	(9)	4,457,666	5,000,659
Goodwill	(8)	597,577	590,727
Other intangible assets, net	(8)	711,988	725,893
Investments in affiliates	(3)	3,555	8,642
Other investments		143,630	162,682
Deferred tax assets	(18)	94,349	193,414
Other assets		762,679	987,063

TOTAL ASSETS		7,896,265	8,534,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	(10)	631,321	1,309,905
Accounts payable – trade		589,368	649,890
Accrued liabilities	(11)	231,778	256,790
Payables to related parties		23,657	37,198
Deferred income	(12)	150,378	129,963
Income taxes payable		7,650	6,077
Other current liabilities		155,563	141,210

TOTAL CURRENT LIABILITIES		1,789,715	2,531,033

Long-term debt, net of current portion	(14)	2,342,288	2,079,885
Lease obligations, net of current portion	(15)	861,300	1,076,354
Employee benefit obligations	(16)	155,960	232,529
Other liabilities and deferred income		107,629	104,997
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value		1,090,500	1,090,500
Additional paid in capital		453,371	452,498
Retained earnings		1,103,867	969,626
Accumulated other comprehensive loss		(8,365)	(3,084)

TOTAL STOCKHOLDERS’ EQUITY	(20)	2,639,373	2,509,540

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		7,896,265	8,534,338

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG

CONSOLIDATED STATEMENTS OF OPERATIONS

(in EUR ’000s, except share information)

	Notes No	twelve months ended December 31,
		2003	2002	2001
Operating revenues (a)	(21)	3,969,750	3,118,064	2,659,660
Operating expenses (b)
Materials		(297,084)	(196,434)	(71,908)
Employee costs, including benefits and taxes		(699,348)	(600,718)	(619,080)
Depreciation and amortization		(1,133,148)	(1,016,312)	(904,075)
Impairment charges	(9)	(6,825)	(41,871)	(145,126)
Other operating expenses	(22)	(1,463,521)	(1,205,354)	(1,153,930)

OPERATING INCOME		369,824	57,375	(234,459)
Other income (expense)
Interest income (c)		75,167	88,191	82,683
Interest expense (d)		(230,979)	(244,628)	(240,986)
Equity in earnings of affiliates		19,112	140,543	195,450
Other, net	(23)	(567)	2,330	(2,756)

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		232,557	43,811	(200,068)

Income tax (expense) benefit	(18)	(83,036)	(26,112)	94,913
Minority interests		(3,422)	(4,910)	530

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		146,099	12,789	(104,625)
Cumulative effect of change in accounting principle, net of tax of EUR 6,071	(13)	(11,858)	—	—

NET INCOME		134,241	12,789	(104,625)

Basic and fully diluted earnings per share		0.27	0.03	(0.21)
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle		0.29	0.03	(0.21)

a) includes revenues from related parties of		89,506	147,990	293,459
b) includes operating expenses from related parties of		128,694	192,153	314,769
c) includes interest income from related parties of		1	4,992	17,619
d) includes interest expense from related parties of		30	938	749

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in EUR ’000s, except share information)

	Notes No	twelve months ended December 31,
		2003	2002	2001
Cash generated from operations
Net income		134,241	12,789	(104,625)
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges		1,139,973	1,058,183	1,049,201
Write-offs from investments		2,840	—	—
Employee benefit obligation — non cash		307	(49,840)	3,145
Allowance for doubtful accounts	(5)	30,629	39,184	14,818
Change in deferred taxes		59,241	33,498	(94,969)
Equity in earnings of affiliates less than (in excess of) dividends received		1,027	(45,801)	(80,731)
Asset retirement obligation — accretion expense		1,336	—	—
Cumulative effect of change in accounting principle, net of tax	(13)	11,858	—	—
(Gain) Loss on sale of investments		(17,903)	195	—
Loss on disposal / retirement of equipment		41,571	17,280	38,922
Other		(660)	—	—

		1,270,219	1,052,699	930,386

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade		(140,331)	175,522	24,401
Due from related parties		5,813	3,759	69,050
Inventories		5,765	6,052	19,030
Prepaid expenses and other assets		71,506	(9,020)	(56,442)
Accounts payable — trade		(58,944)	10,979	(85,734)
Employee benefit obligation		(76,649)	(102,565)	(73,592)
Accrued liabilities		(23,487)	3,881	(54,414)
Due to related parties		(13,358)	17,088	3,830
Other liabilities and deferred income		45,100	230	170,490

		(184,585)	105,926	16,619

Cash generated from operations		1,219,875	1,171,414	842,380

Cash from investing activities
Capital expenditures, including interest capitalized		(599,684)	(560,742)	(459,039)
Acquisitions and investments, net of cash acquired		(85,989)	(665,128)	(4,759)
Sale of subsidiary, net of cash		205	—	—
Proceeds from sale of equipment		17,300	49,819	12,106
Purchase of investments — short-term		(79,750)	(1,629)	(2,790)
Purchase of investments — long-term		(601)	(1,107)	—
Sale of American call options		957	2,609	—
Proceeds from sale of investments — short-term		80,108	6	8
Proceeds from sale of investments — long-term		23,599	225	1,285

Cash used in investing activities		(643,855)	(1,175,947)	(453,189)

Cash from financing activities
Principal payments on bonds		(22,765)	(72,673)	(61,845)
Proceeds from issuance of long-term debt and bonds		775,948	127,857	—
Principal payments on long-term debt		(385,330)	(406,294)	(335,159)
Changes in short-term bank borrowings		(774,644)	237,973	74,968
Changes from financing with mobilkom austria		—	114,921	(73,166)
Proceeds from sale of tax benefits		—	—	14,547

Cash (used in) generated from financing activities		(406,791)	1,784	(380,655)

Effect of exchange rate changes		5,360	3,693	142

Net increase in cash and cash equivalents		174,589	944	8,678

Cash and cash equivalents at beginning of period		27,337	26,393	17,715

Cash and cash equivalents at end of period		201,926	27,337	26,393

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in EUR ’000s, except share information)

	Common stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	Number of shares	Par value
Balance January 1, 2001	500,000,000	1,090,500	451,677	1,061,462	(27)	2,603,612
Comprehensive income
Net loss				(104,625)		(104,625)
Net unrealized loss on securities, net of EUR 83 deferred income tax					(162)	(162)
Foreign currency translation adjustment					14,630	14,630
Cumulative effect of accounting change, net of EUR 5,646 deferred income tax					(10,959)	(10,959)
Unrealized net loss of hedging activities, net of EUR 954 deferred income tax					(2,102)	(2,102)

Total comprehensive loss						(103,218)

Balance December 31, 2001	500,000,000	1,090,500	451,677	956,837	1,380	2,500,394
Comprehensive income
Net income				12,789		12,789
Net unrealized loss on securities, net of EUR 362 deferred income tax					(687)	(687)
Foreign currency translation adjustment					(6,496)	(6,496)
Unrealized net gain of hedging activities, net of EUR (1,386) deferred income tax					2,719	2,719

Total comprehensive income						8,325
Sale of call options, net of EUR (424) income tax			821			821

Balance December 31, 2002	500,000,000	1,090,500	452,498	969,626	(3,084)	2,509,540

Comprehensive income
Net income				134,241		134,241
Net unrealized gains on securities, net of EUR (1,141) deferred income tax					2,214	2,214
Foreign currency translation adjustment					(10,690)	(10,690)
Unrealized net gain on hedging activities, net of EUR (1,646) deferred income tax					3,195	3,195

Total comprehensive income						128,960
Sale of call options, net of EUR (451) income tax			873			873

Balance December 31, 2003	500,000,000	1,090,500	453,371	1,103,867	(8,365)	2,639,373

see accompanying notes to consolidated financial statements

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

(1)    THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Description of business, organization and relationship with the Federal Republic of Austria

Telekom Austria AG and subsidiaries (the “Company” or “Telekom Austria”) is engaged as a full service telecommunications provider of long distance, local and wireless services, corporate data communications services as well as internet services. The Company also provides services through pay phones and supplies telephones and technical equipment for telephone communications. These activities are conducted and operated primarily in Austria.

On May 1, 1996, Post und Telekom Austria Aktiengesellschaft (“PTA”) was incorporated as the successor to Post und Telegraphenverwaltung. The Poststrukturgesetz (Austrian Post Restructuring Act) provided the basis for the separation of PTA from the Federal Republic of Austria. PTA’s operations included postal services, telecommunications, coach line services and other activities.

As of December 31, 1997, the postal services, coach line services and other non-telecommunications-related operations of PTA were transferred to different legal entities. The operations remaining related to the telecommunications business and were named Telekom Austria AG.

Telecom Italia owned 29.78% of Telekom Austria until their sale of 75,000,000 shares on November 4, 2002 in a private placement, thereby reducing its level of ownership to 14.78% as of December 31, 2002 and 2003, respectively (see note (27)).

The Federal Republic of Austria, through Österreichische Industrie-Holding AG (“ÖIAG”), continues to be a significant shareholder with it’s holding of approximately 47.17% of the voting common stock of the Company. In July 2003, ÖIAG issued convertible notes in the nominal amount of EUR 325,000 due in 2006 exchangeable into 25 million existing underlying common shares of Telekom Austria AG. The exchange price has been set at Euro 13 for each Telekom Austria AG share. In addition to the related party transactions described in note (6), the Federal Republic of Austria authorizes and supervises the Rundfunk und Telekom Regulierungs – GmbH (“RTR”), which regulates certain activities of the Company. The government holds the taxing authority for the Austrian operations of Telekom Austria and imposes taxes such as income and value added taxes on the Company.

All of the Company’s interests in mobile communications business are held through mobilkom austria AG & Co KG and mobilkom austria AG and its subsidiaries; collectively these companies are referred to as mobilkom austria.

Prior to June 28, 2002, the Company held a 74.999% interest in mobilkom austria. Due to certain substantive participating rights held by the minority shareholder, the Company’s investment in mobilkom austria was accounted for under the equity method. These participation rights included significant blocking rights over operating decisions including operating budgets, capital spending, senior management positions, strategy and dividend distributions.

On June 28, 2002, the Company acquired the remaining 25.001% equity interest in mobilkom austria, thereby bringing its total interest in mobilkom austria to 100%. Consequently, the Company has consolidated mobilkom austria effective June 28, 2002. The consolidated statement of operations for the year ending December 31, 2002 reflects the Company’s equity in earnings of mobilkom austria through June 28, 2002 and mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002.

Basis of presentation

The consolidated financial statements of Telekom Austria have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has reclassified certain amounts in prior year financial statements to conform to the current year presentation.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

In December 2001, the RTR enacted a regulation that revised the manner in which phone calls that are both i) initiated and terminated within Austria and ii) require interconnection between multiple networks, are controlled. Historically, the Company served as a central hub through which all such calls were interconnected based on agreements in place between the Company and Austrian alternative service providers or mobile phone operators. Accordingly, the Company would recognize revenue and a trade receivable on the interconnection fee charged to the provider on whose network the call was initiated and recognize expense and a trade payable to the provider on whose network the call was terminated. As a result of the new regulation, the Company is no longer a party to such transactions unless the call either originates or terminates on its network. Had the new regulation been in place during 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 257,243, all of which relates to the wireline segment.

In September 2003, the Austrian Supreme Court ruled that no contractual relationship exists between value-added service providers (VASP) and the Company, with the contractual relationship being established directly between the VASP and the customers. The Company is no longer considered the primary obligor and ceased reporting revenues on a gross basis beginning on October 1, 2003. Had the ruling been in effect for all of 2003, 2002 and 2001, revenues and expenses in the accompanying consolidated statements of operations would have been lower by EUR 45,886, EUR 51,206 and EUR 41,386, respectively. Had the enacted regulation been in place during 2001 and the VASP ruling been in effect for all of 2003, 2002 and 2001 revenues and expenses would have been adjusted as follows:

	Year ended December 31,
	2003 pro-forma	2003 as reported	2002 pro-forma	2002 as reported	2001 pro-forma	2001 as reported
Revenues	3,923,864	3,969,750	3,066,858	3,118,064	2,361,031	2,659,660
Operating expenses	(3,554,040)	(3,599,926)	(3,009,483)	(3,060,689)	(2,595,490)	(2,894,119)

Operating income	369,824	369,824	57,375	57,375	(234,459)	(234,459)

Principles of consolidation

The consolidated financial statements include the accounts of Telekom Austria AG and all subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Investments in companies in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. Under the equity method, only the Company’s investments in and net amounts due to and due from the equity investee are included in the consolidated balance sheet. The Company’s share of the investee’s earnings is included in the consolidated operating results and only dividends, cash distributions, loans or other cash received from or paid to the investee are included in consolidated cash flows.

Cash and cash equivalents

The Company considers cash in banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Money market deposits with original maturities of more than three months are classified as short-term investments along with marketable securities.

Marketable securities

Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as either available-for-sale or held-to-maturity. Securities classified as available-for-sale are reported at fair value at the balance sheet date and held-to-maturity securities are reported at amortized cost. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred tax.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Inventories

Inventories consist of merchandise sold in retail shops and material and spare parts used for the construction of networks, mainly for the Company’s own use. Inventories are valued at the lower of cost or market, cost being determined on the basis of weighted average cost.

Property, plant and equipment

Property, plant and equipment are stated at cost, which includes certain costs that are capitalized during the installation and expansion of the telecommunications network including material, payroll, direct overhead and interest costs as well as the present value of estimated asset retirement obligations. Value added tax (“VAT”), which is charged by suppliers and refunded by the tax authorities, is not included in cost. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value.

Depreciation on plant and equipment is calculated using the straight-line method and the estimated useful lives of the assets. Plant and equipment under capital lease and leasehold improvements are amortized using the straight-line method over the lease term or the estimated useful life of the asset, whichever is shorter.

The useful lives are:

Years
Transmission equipment	3 – 20
Cables and wires	10 – 20
Communications equipment	4 – 10
Software	3 – 8
Furniture, fixtures and other	3 – 8
Buildings and leasehold improvements	10 – 50

Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in other operating expenses.

Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment in accordance with SFAS No. 142 at least annually, but also on an interim basis if an event or circumstance indicates that an asset may be impaired. Other intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset”.

The goodwill impairment test is a two-step evaluation. The first step requires the Company to compare the fair value and carrying value of any reporting unit to which goodwill has been allocated. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and the second step of the impairment test must be performed. In the second step, the implied fair value of goodwill, determined by allocating the aggregate fair value of the reporting unit to all identifiable tangible and intangible assets, is compared to its carrying amount. Any shortfall in fair value compared to carrying value is recognized as an impairment loss.

In each reporting period, the Company is required to reevaluate its decision that an Other intangible asset has an indefinite useful life. If a nonamortizable intangible asset is subsequently determined to have a finite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and amortized prospectively based on its remaining useful life. The impairment test is a comparison of the fair value of the intangible asset with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Amortizable intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives, as shown below:

Years
Wireless and wireline licenses	10 – 15
Patents and proprietary rights	4 – 20
Subscriber base	6
Other	10 – 30

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment annually at each year-end and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or estimated proceeds less cost to sell.

Internally developed software

Certain direct and indirect development costs associated with internally developed software, including direct costs of materials and services, and payroll costs for employees devoting time to the software projects, are capitalized once the project has reached the application development stage. The costs are amortized using the straight-line method over a period not exceeding four years, beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, maintenance and training costs and research and development costs are expensed as incurred.

Advertising and promotional costs

Generally, advertising and promotional costs are expensed as incurred and totaled EUR 198,362, EUR 153,737 and EUR 75,368 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development costs

Research and development costs are expensed as incurred and amounted to EUR 42,759, EUR 30,338 and EUR 21,817 for the years ended December 31, 2003, 2002 and 2001, respectively and are classified in the consolidated statement of operations according to the nature of the expense.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of an existing asset or liability and its respective tax basis and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized as income or expense in the period that includes the enactment date.

Investment tax credits are recognized as a reduction of income taxes in the period in which those credits are granted.

Deferred income taxes on investments in pass-through enterprises are provided on the excess of the financial statement carrying amount of the investment, including the goodwill within the pass-through enterprise, over the tax basis of the investment.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Earnings per share

Basic and diluted earnings (loss) per share are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding for the year. As the Company will not issue new shares for the stock option plan, but has purchased an American call option to satisfy the obligation, diluted earnings per share equals basic earnings per share, and there were no potentially dilutive securities for any of the periods presented.

Asset retirement obligation

The Company accounts for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Company records the fair value of an asset retirement obligation as a liability in the period in which the legal obligation associated with the retirement of a tangible long-lived asset is incurred. An amount equal to the initial obligation is recorded as an increase to the carrying amount of the related long-lived asset and depreciated over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement.

Employee benefit obligations

The Company provides retirement benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory or contractual basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due.

All other retirement benefit plans are unfunded defined benefit plans for which the Company records accruals. The pension provisions are calculated using the projected unit credit method in accordance with SFAS No. 87. The future benefit obligations are valued using actuarial methods on the basis of an appropriate assessment of the discount rate, rate of compensation increase and rate of increase of pensions.

Concentration of risks

A portion of the Company’s revenue is derived from services provided to other companies in the telecommunications industry, mainly to alternative telecommunications and cellular companies and internet online services. As a result, the Company has some concentration of credit risk in its customer base. The Company performs ongoing credit evaluations of its large customers’ financial condition to support its receivables. As of the balance sheet dates, the Company does not have any significant concentrations of business transacted with a particular supplier or lender that could, if suddenly eliminated, severely impact operations. The Company also does not have a concentration of available sources of labor, services, franchises, or licenses or other rights that could, if suddenly eliminated, severely impact operations. The Company invests its cash with several high-quality credit institutions.

Foreign currency translation

Until December 31, 2001, the Company prepared its consolidated financial statements in Austrian Schilling and then translated them into Euro using the official fixed exchange rate of 13.7603. Since January 1, 2002 the Company has adopted the Euro as its functional currency.

Foreign currency receivables and liabilities are recognized at the exchange rate applicable on the transaction date and retranslated periodically at the then ruling balance sheet rate. Unrealized foreign exchange losses and gains due to exchange rate fluctuations are recognized in the statement of operations.

The functional currency for the Company’s foreign operations is the applicable local currency. Assets and liabilities are translated using the current exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the weighted average exchange rate during the period. Resulting translation adjustments are recorded as other comprehensive income or loss.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Revenue recognition

Wireline

The Company generates revenues from fixed line services to individuals, commercial and non-commercial organizations and other national and foreign carriers. Fixed line services include access fees, domestic and long distance services, including internet, fixed to mobile calls, international traffic, voice value-added services, interconnection, call center services and public payphone services.

The Company recognizes long distance and local service revenue based upon minutes of traffic processed or contracted fee schedules when the services are rendered. Revenues due from other national and foreign carriers for incoming calls from outside the company’s network are recognized in the period the call occurs.

Access fees, monthly base fees and lines leased to commercial customers are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as reductions in revenues when granted.

Product and other service revenues are recognized when the products are delivered and accepted by customers or when services are provided in accordance with contract terms.

The installation of customer lines in residences is a separate service and the Company provides this installation service in situations where it is not providing other services. Revenue on such installation work is recognized when the installation work is completed.

The Company has entered into a limited number of agreements with other telecommunication operators outside of Austria whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of the counter party. The Company does not recognize revenue or an obligation to the counter party under such agreements apart from the trade revenue arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods in which they are realized through reduced interconnection obligations and revenues, respectively.

Wireless

The Company provides mobile communications services to individuals and commercial and non-commercial organizations through mobilkom austria. mobilkom austria generates revenue primarily by providing digital wireless services as well as value-added services, text and multimedia messaging, m-commerce and information services. To a lesser extent, mobilkom austria generates revenue from the sale of wireless handsets.

The Company recognizes mobile usage and roaming service revenue based upon minutes of traffic processed or contracted fee schedules when the services are rendered. Revenues due from foreign carriers for international roaming calls are included in revenues in the period in which the call occurs.

Certain prepaid usage services in the mobile communications segment are billed in advance resulting in deferred revenues. These fees are amortized over the period the service is provided. Cash discounts and incentives are accounted for as a reduction in revenues when granted. Customer acquisition costs are recognized ratably over the contract period as marketing expense when a service contract exists.

Revenue and related expenses associated with the sale of wireless handsets to distributors are recognized when the products are delivered and accepted, as such sales are separate and distinct from the sale of wireless services to customers.

Activation revenues and direct incremental expenses are generally recognized over the average expected contract term. When direct incremental expenses exceed revenues, the excess is expensed.

Other service revenues are recognized when delivered and accepted by customers and when services are provided in accordance with contract terms.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Allowance for doubtful accounts

The Company estimates the portion of its outstanding receivables that are uncollectible based on aging schedules. Based on historical experience, uncollectibility is estimated as an increasing percentage of each aging category. Additionally, the Company records an allowance for specific customers if circumstances indicate non-collectibility.

The estimated allowance for doubtful accounts relating to receivables sold under the securitizations described in note (5) are recorded as accrued liabilities.

Stock compensation

The Company accounts for stock-based employee compensation in accordance with the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Further, the Company accounts for its combination stock option and stock appreciation right plan in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which requires the plan be accounted for as a stock appreciation right.

The company will recognize a liability and pro rata compensation expense in the first period in which it is probable that the target stock price criteria outlined in the plan will be met. Based on historical trends of the stock and current market conditions, no compensation expense has been recognized under the plan for any of the years presented. Application of the fair-value approach prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, would not effect the amount of compensation expense recognized under this combination plan (see note (27)).

Derivative financial instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, as amended, which requires all derivative instruments, such as interest rate swap contracts and foreign-currency exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instruments are recognized in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the value changes are recognized in earnings immediately. SFAS No. 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

Upon the adoption of SFAS No. 133, the Company had cash flow hedges only and, therefore, recorded a transition loss of EUR 11,492, net of tax of EUR 5,920, related to the interest rate swap contracts and a transition gain of EUR 533, net of tax of EUR 275, related to the cross currency swap agreements, in other comprehensive income. Additionally, the adoption resulted in the recognition of a derivative instrument asset of EUR 48,359 and a derivative liability of EUR 17,412.

The Company has entered into various foreign currency forward contracts which are accounted for as free standing derivatives. These forward contracts serve as economic hedges of the Company’s operating exposure to fluctuations in foreign currencies. Changes in the fair values of such forward contracts are recorded directly in income.

Fair value of financial instruments

The carrying amounts of cash, accounts receivable, accounts payable, receivables due from and payables due to related parties and accrued liabilities approximate their fair value. The fair values of securities held-to-maturity and securities available-for-sale is based on quoted market rates. The fair value of long-term debt and swap agreements is determined based on the cash flows from such financial instruments discounted at the Company’s estimated current interest rate to enter into similar financial instruments.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The fair value of some investments is estimated based on quoted market prices. For other investments, mainly in unconsolidated subsidiaries and equity investments, for which there are no quoted market prices, the Company estimates the fair value to approximate the carrying value based on the audited financial statements, if available. Those investments are tested for impairment if losses are generated over an extended period or if the business environment changes materially.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Changes in accounting principles

See note (13) for discussion of the Company’s adoption of SFAS No. 143 as of January 1, 2003.

As discussed in “Goodwill and other intangible assets” above, the adoption of SFAS No. 142 effective January 1, 2002, changed the manner in which the Company accounts for goodwill and intangible assets acquired in business combinations. Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill and did not recognize amortization on the indefinite lived intangible assets. The following table reconciles reported net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share to the corresponding adjusted amounts excluding the effects of amortization recognized for goodwill in prior years:

	2003	2002	2001
Year ended December 31,
Reported net income (loss)	134,241	12,789	(104,625)
Add back amortization
Goodwill	—	—	50,444
Goodwill included in equity in earnings from mobilkom austria	—	—	25,362
Goodwill included in equity in earnings, others	—	—	1,639

Adjusted net income	134,241	12,789	(27,180)

Basic and diluted earnings (loss) per share
Reported net income (loss)	0.29	0.03	(0.21)
Add back amortization
Goodwill	—	—	0.10
Goodwill included in equity in earnings from mobilkom austria	—	—	0.05
Goodwill included in equity in earnings, others	—	—	—

Adjusted net income	0.29	0.03	(0.06)

New accounting pronouncements

In May 2003, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for Telekom Austria beginning January 1, 2004. The Company does not expect EITF 00-21 to have a material impact on the Company’s consolidated financial statements.

The FASB issued FIN No. 46 in January 2003, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

beneficiary of any variable interest entity consolidates that entity. In December 2003, the FASB deliberated a partial deferral of and certain proposed modifications to FIN No. 46 to address certain implementation issues. The Board decided that all of the proposed modifications will be incorporated directly into a revised FIN No. 46, rather than into a new interpretation that amends FIN No. 46 (FIN No. 46-R or the “Revised Interpretation”). The effective dates for the Company for both FIN No. 46 and FIN No. 46-R are at the end of the first annual reporting period ending after March 15, 2004. The Company does not expect to identify or consolidate any variable interest entities.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued Statement of Financial Reporting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS No. 150 for certain mandatory redeemable non-controlling interests. As the Company does not have any of these financial instruments, the adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements.

(2)    BUSINESS COMBINATIONS

All acquisitions have been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of the acquisition.

The Company’s interests in mobile communications are held through mobilkom austria AG & Co KG and mobilkom austria AG (“mobilkom austria”), which, together with its subsidiaries, operate mobile telecommunications networks and provide ancillary services in Austria, Croatia, Slovenia and Liechtenstein. The operations include wireless internet access.

On June 28, 2002, the Company acquired 100% of “AUTEL” Beteiligungs GmbH (“Autel”), which held a 25.001% interest in mobilkom austria, from Telecom Italia Mobile SpA (the successor of STET Mobile Holding N.V.), a publicly-traded subsidiary of Telecom Italia, bringing its total interest in mobilkom austria to 100%. Consequently, the Company consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The aggregate purchase price was EUR 693,064 and the Company recognized goodwill in the amount of EUR 431,304, a brand name not subject to amortization of EUR 159,161 and amortizable intangible assets of EUR 229,004.

The consolidated statement of operations for the year ended December 31, 2002 reflects the Company’s equity in earnings of mobilkom austria through June 28, 2002 and mobilkom austria’s results of operations for the period June 28, 2002 until December 31, 2002. As a result of the acquisition, the Company gained strategic and operating control of mobile communications service providers in Austria, Croatia, Slovenia and Liechtenstein.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The following table shows pro forma consolidated results of operations for the year ended December 31, 2002, as if Autel had been acquired at the beginning of 2002.

Pro forma December 31, 2002
Revenues	3,908,226
Net income	29,844
Basic and fully diluted earnings per share	0.06

The pro forma results include amortization of the intangible assets acquired, interest expense on debt assumed to finance the purchase and income taxes as well as other adjustments including amortization of fair value adjustments to long-term debt and pension benefit obligation and the reversal of deferred gain not representing a liability. The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the period presented, nor are they necessarily indicative of future consolidated results.

As of January 30, 2003, mobilkom austria acquired an additional 9% and as of June 23, 2003, a further 19% of VIPnet d.o.o., Zagreb, for a total purchase price of EUR 69,663 bringing its interest to 99%. mobilkom austria recognized intangible assets of EUR 34,035, including intangible assets with an indefinite life of EUR 15,728 and a goodwill totaling EUR 11,774 as a result of these two transactions.

On July 29, 2003, the Company acquired 74% of World-Direct eBusiness solutions GmbH bringing its total interest to 100%. The purchase price amounted to EUR 1,543, of which EUR 543 was already prepaid. The Company recognized goodwill totaling EUR 1,000 as a result of the transaction.

On September 23, 2003, mobilkom austria acquired 100% of paybox cee AG which held a 51.02% in paybox österreich AG for a total purchase price of EUR 795. Prior to this acquisition, mobilkom austria held the remaining 48.98% of paybox österreich AG and accounted for the investment using the equity method. Consequently, the Company consolidated the balance sheets of paybox cee AG and subsidiaries for the first time as of September 30, 2003. As the purchase price was less than the fair value of the net assets acquired and liabilities assumed, the Company reduced the purchase price allocated to intangible assets (licenses). Following the purchase, paybox österreich AG was merged into paybox cee as of December 17, 2003.

On December 23, 2003 mobilkom austria purchased 100% of 3G Mobile Telecommunications GmbH (“3G Mobile”). The net assets acquired consist of a UMTS license. The total purchase price was allocated to the license and therefore no goodwill was recognized. Tax assets on acquired tax loss carry forwards were not recognized as currently the use of these loss carry forwards is not considered more likely than not.

No pro forma disclosure has been presented for the effect of the acquisitions discussed in the prior four paragraphs because the Company believes that the impact on the financial statements is not material.

On November 28, 2003, the Company sold 90% of Telekom Building Systems GmbH in a management buy-out transaction for a total purchase price of EUR 537, reducing its interest to 10%.

(3)    INVESTMENTS IN AFFILIATES

As of December 31, 2003, the investments in affiliates comprise a 26.00% interest in Omnimedia Werbegesellschaft mbH (“Omnimedia”) and a 25.10% interest in Output Service GmbH (“OSG”).

In October 2001, the Company purchased 26.00% of the common stock of Omnimedia, a marketing and advertising company for EUR 3,401. In accordance with SFAS Nos. 141 and 142, the goodwill totaling EUR 3,161 was not amortized in 2001 and 2002.

In January 2002 the Company sold a 74.90% interest in OSG, a formerly consolidated subsidiary, for EUR 26. The Company accounts for its remaining 25.10% interest in OSG using the equity method of accounting.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

In July 2003 the Company sold its 26.00% interest in Herold Business Data AG, the leading telephone directory provider in Austria, to PASR Vierte Beteiligungsverwaltung GmbH for a total purchase price of EUR 22,000 and realized a gain of EUR 18,367 which is recorded in equity in earnings of affiliates.

A summary of aggregated financial information as reported by equity investees is as follows:

Year ended December 31,	2003	2002	2001
Revenues	35,515	68,045	67,491
Operating income	4,653	7,833	10,922
Net income	2,908	8,285	6,867

At December 31,	2003	2002
Total current assets	31,003	81,914
Total assets	31,684	92,911
Current liabilities	28,808	70,129
Long-term debt	1,357	3,846
Total liabilities	30,165	73,975
Total stockholders’ equity	1,519	18,936

(4)    MARKETABLE SECURITIES

Debt securities originating from cross border lease transactions entered into in 1998 and 1999 (see note (15)) are classified as held-to-maturity as the Company is contractually obligated to hold these securities until maturity. The securities are bonds of triple A rated issuers and held by a custodian. Through a further asset based swap the cash inflows from the securities are transformed into the cash flow stream required to match a specified portion of the lease payments. The securities are pledged to a counter-party in the swap agreement. No sales of securities held-to-maturity occurred in 2003, 2002 and 2001. The interest rates on the securities are fixed and range from 5.65% to 9.01%. Accrued interest is recorded as interest income. The securities will mature between 2006 and 2011.

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
At December 31, 2003
Non-current assets
Available-for-sale
debt securities	4,702	168	—	4,870
equity securities	6,914	2,646	605	8,955
mutual funds	5,679	2	163	5,518
Held-to-maturity	124,951	16,596	—	141,547

At December 31, 2002
Non-current assets
Available-for-sale
debt securities	5,908	298	1	6,205
equity securities	2,456	—	258	2,198
mutual funds	11,516	37	1,008	10,545
Held-to-maturity	138,454	21,015	—	159,469

The contractual maturities of debt securities classified as held-to-maturity at December 31, 2003 were as follows:

	Amortized cost	Fair value
Held-to-maturity
Due within one year	5,159	5,195
Due after one year through five years	27,394	30,548
Due after five years through ten years	92,399	105,804

	124,951	141,547

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Proceeds from sales of available-for-sale securities amounted to EUR 80,108 and EUR 7,070 in 2003 and 2002, respectively. Gross realized gains from sales of available-for-sale securities were EUR 323 and EUR 46 in 2003 and 2002, respectively. The specific identification method was used to determine the cost in computing realized gains and losses.

For the following marketable securities the Company incurred holding losses but has not recognized an impairment, since the losses are not material:

	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At December 31, 2003
Non-current assets
Available-for-sale
equity securities	988	48	4,550	557	5,538	605
mutual funds	125	8	4,231	155	4,355	163

Total temporarily impaired securities	1,113	56	8,781	712	9,893	768

(5)    ACCOUNTS RECEIVABLE — TRADE

The roll-forward of the allowance for accounts receivable-trade is as follows:

	2003	2002
Allowance beginning of the year	74,945	47,074
Foreign currency adjustment	(11)	2
Change in consolidated entities	—	32,838
Reclassification to accruals for sold receivables	—	(26,485)
Charged to expenses	30,629	39,184
Amounts written-off	(13,325)	(17,668)

Allowance at the end of the year	92,238	74,945

	December 31, 2003	December 31, 2002
Accounts receivable-trade, gross	652,110	526,879
Allowances	(92,238)	(74,945)

Accounts receivable-trade, net	559,872	451,934

Of these receivables EUR 226,807 are held for sale due to the securitization program described in the following paragraphs.

In January 2002, the Company entered into a revolving period securitization and sold trade receivables to a Qualifying Special Purpose Entity (QSPE) unrelated to the Company. The Company retains servicing responsibilities relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPE, the Company retains interests in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

In December 2003 the asset-backed securitization program was extended regarding the trade receivables sold and the maximum amount transferred to the trust. Additionally, the discounts required were reduced. The maximum program limit was increased from EUR 290,000 to EUR 350,000.

At December 31, 2003, the Company recorded a receivable due from the QSPE of EUR 145,360. The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful accounts to reflect the carrying value of its trade receivables at estimated net realizable value.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Pursuant to the provisions of the revolving-period securitizations, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company’s retained interest.

The allowances recorded for sold receivables are classified as accrued liabilities. As of December 31, 2003 and 2002, respectively, the accruals totaled EUR 28,882 and EUR 62,481.

In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, the Company has not recorded a servicing asset as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and or cost related to servicing the types of the assets sold is not readily obtainable.

In the periods ended December 31, 2003 and 2002, respectively, the following cash flows were received from and paid to the QSPE:

	December 31,
	2003	2002
Gross trade receivables sold to QSPE	2,789,761	2,044,513
Collections made on behalf of and paid to the QSPE	(2,578,860)	(1,732,372)
Deferred purchase price withheld	(168,846)	(104,616)
Unearned discount (withheld) reduced	(3,620)	(4,100)
Liquidity and program fees	(5,788)	(8,499)
Retained interests	—	(7,930)
Receivable from the QSPE	(145,360)	—

Net cash (paid to) received from QSPE during the period.	(112,713)	186,996

Cash settlement with the QSPE takes place on a monthly basis. Gross trade receivables sold represent the fair value of billed and unbilled receivables to the QSPE during the periods ended December 31, 2003 and 2002, respectively. As the Company services these receivables, collection of the receivables previously sold is made on behalf of the QSPE. The Company recorded discounts, liquidity and program fees related to the securitization of trade receivables of EUR 5,690 and EUR 8,427 for the periods ended December 31, 2003 and 2002, respectively. These discounts and fees are included in interest expense in the statement of operations.

(6)    RELATED PARTY TRANSACTIONS

The disclosures below present balances and transactions relating to the Company’s majority shareholder ÖIAG and its subsidiary Österreichische Post AG as “ÖIAG”, with other government agencies and government-owned entities, for practical reasons, not being disclosed. None of the individual accounts associated with government agencies or government-owned entities is considered significant to the Company.

The majority of the related party transactions were carried out with mobilkom austria. The Company charged mobilkom austria for interconnection fees, voice telephony, rent, repair and other services. mobilkom austria charged the Company mainly for interconnection fees. Since June 28, 2002 such transactions are fully eliminated in consolidation.

Österreichische Post AG and its subsidiaries (“Post”), a subsidiary of ÖIAG which provides postal services, charged the Company for different services such as postal charges, rent, repair and administration. The Company charged Post for IT support, voice telephony, technical services, rent, repair and other services. On September 17, 2003, Postbus AG, a 100% subsidiary of Österreichische Post AG, was sold to Österreichische Bundesbahnen and is therefore no longer reported as related party.

The terms of services provided by Telekom Austria to government entities are generally based on standard pricing policies. However, the Company is obligated to provide voice telephone services for disadvantaged

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

individuals at reduced tariffs for which it is entitled to appropriate compensation from the government on a contractual basis. Beginning January 1, 2001, the contract with the government specifies the reimbursement of Euro 13.81 per customer per month, which is recorded as revenue in the service period. The total reimbursement was EUR 41,396, EUR 41,670 and EUR 43,032 in 2003, 2002 and 2001, respectively.

On June 28, 2001, a partner in a law firm which provides legal services to the Company was elected to the supervisory board. In 2003, 2002 and 2001 (since the day of appointment), respectively, the Company was charged EUR 560, EUR 993 and EUR 409 for legal services by that law firm.

Telecom Italia and the Company charged for interconnection services provided to each other at standard rates.

The Company has entered into agreements with Telecom Italia whereby the Company grants some pre-defined access to existing capacity on its physical network in return for similar access to the physical network of Telecom Italia. The Company does not recognize revenue or an obligation under such agreements apart from the trade revenue arising from subscriber transactions under normal tariff plans. The benefits and costs of such swap agreements will be reflected in the Company’s results of operations in the periods realized through reduced interconnection obligations and revenues, respectively.

The following is the detail of the accounts receivable with related parties:

At December 31,	2003	2002
ÖIAG	945	4,296
Telecom Italia	—	435
Affiliated companies and other	604	1,992

Total	1,549	6,723

The following is the detail of the accounts payable to related parties:

At December 31,	2003	2002
ÖIAG	7,840	4,997
Omnimedia	13,192	25,032
Affiliated companies and other	2,625	7,169

Total	23,657	37,198

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The following is the detail of revenues from and expenses charged to related parties:

Year ended December 31,	2003	2002	2001
Revenues
mobilkom austria	—	72,879	222,231
ÖIAG	62,635	56,660	55,344
Telecom Italia	24,014	14,361	13,448
Other	2,857	4,090	2,436

Total	89,506	147,990	293,459

Interest income
mobilkom austria	—	4,988	17,619
Other	1	4	0

Total	1	4,992	17,619

Expenses
mobilkom austria	—	43,590	207,172
ÖIAG	70,643	58,285	66,421
Telecom Italia	10,808	23,559	25,841
Other	47,243	66,719	15,335

Total	128,694	192,153	314,769

Interest expense
mobilkom austria	—	837	731
ÖIAG and other	30	101	18

Total	30	938	749

For the years ended December 31, 2003 and 2002, respectively, EUR 36,146 and EUR 55,289 of other expenses mainly relate to advertising and marketing services provided by Omnimedia.

(7)    INVENTORIES

Inventories consist of:

At December 31,	2003	2002
Spare parts, cables and supplies	44,510	36,830
Merchandise	39,025	54,431

Total	83,535	91,261

(8)    GOODWILL AND OTHER INTANGIBLE ASSETS

Other intangible assets consist of:

At December 31,	2003	2002
Wireless and wireline licenses	559,273	544,893
Patents and proprietary rights	53,497	47,100
Brandnames	174,046	158,934
Subscriber base	138,622	120,999
Other	35,858	37,952

Total intangibles	961,296	909,878
Less accumulated amortization	(249,308)	(183,985)

Net intangibles	711,988	725,893

Amortization expense was EUR 68,340, EUR 27,410 and EUR 53,339 for the years 2003, 2002 and 2001, respectively.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Licenses are recorded at cost and amortized on a straight-line basis over the estimated useful life. In November 2000, mobilkom austria purchased a UMTS license for Austria with a term of 20 years for EUR 171,540. Interest in the amount of EUR 1,843 and EUR 6,495 was capitalized in 2003 and 2002, respectively, on the UMTS license. The amortization of the UMTS license over 14.2 years and depreciation of the related network equipment over 8 years began in May 2003 after the start of the UMTS services and the generation of revenues. The Company recorded amortization and depreciation expenses from the use of these assets of EUR 14,086 in 2003 and expects EUR 19,567 on an annual basis thereafter.

The Company holds licenses to operate as a mobile telecommunications service provider from the Austrian, Croatian and Slovenian communications commissions. The Croatian license, granted for 10 years, was acquired for EUR 13,672 in 1998. Licenses from the Slovenian Government granted in 2001 and 1999 for 15 years, were acquired for EUR 4,637 and EUR 11,121, respectively.

Upon adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortizing goodwill. The following tables illustrate the changes in net book value of goodwill by segment for the periods ended December 31, 2003 and 2002, respectively:

	Wireline	Wireless	Total
Goodwill January 1, 2003	30,795	559,932	590,727
Acquisitions	1,000	11,774	12,774
Translation adjustment	(376)	(5,548)	(5,924)

Goodwill December 31, 2003	31,419	566,158	597,577

Goodwill January 1, 2002	60,244	—	60,244
Acquisitions	9,824	563,153	572,977
Impairment	(40,893)	—	(40,893)
Translation adjustment	1,620	(3,221)	(1,601)

Goodwill December 31, 2002	30,795	559,932	590,727

In 2002 and 2001 impairment charges in the amount of EUR 40,441 and EUR 119,950 were recorded for goodwill originally recorded from the acquisition of Czech On Line (“COL”). The acquisition was based on a business plan assuming the full liberalization of the Czech market. As this remained unsatisfactory with regard to interconnection and limited wholesale offers to alternative operators, the business of COL had not developed as originally expected. The valuation of the reporting unit in 2002 was based on forecasted cash flows and used the weighted average cost of capital employed of 13.2% as discount rate.

The gross carrying amounts and accumulated amortization of intangible assets subject to amortization, by major class, are as follows:

At December 31, 2003	Acquisition cost	Accumulated amortization	Carrying value
Wireless and wireline licenses	559,273	(172,301)	386,972
Subscriber base	138,622	(32,088)	106,534
Other	89,355	(44,919)	44,436

Total	787,250	(249,308)	537,942

At December 31, 2002	Acquisition cost	Accumulated amortization	Carrying value
Wireless and wireline licenses	544,893	(139,043)	405,850
Subscriber base	120,999	(10,083)	110,916
Other	85,052	(34,859)	50,193

Total	750,944	(183,985)	566,959

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The following table presents expected amortization expense related to amortizable intangible assets for each of the following periods:

2004	72,080
2005	70,384
2006	68,574
2007	65,374
2008	53,675
Thereafter	207,855

The total carrying amount of intangible assets, other than goodwill, not subject to amortization is EUR 174,046 as of December 31, 2003. This amount relates entirely to the value of brandnames. The value of brandnames increased by EUR 15,728 as a result of the acquisition of the 28% interest in VIPnet in 2003 (see note (2)).

(9)    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment transferred to the Company by the government was recorded upon transfer at cost less accumulated depreciation as of that date. Acquisitions since then have been recorded at cost.

At December 31,	2003	2002
Land	60,281	62,462
Buildings and leasehold improvements	663,044	653,010
Communications network and other equipment	9,381,996	9,358,138
Capital leases	13,963	16,207
Software	376,567	325,387
Construction in progress, network	186,487	235,263

	10,682,338	10,650,467
Less accumulated depreciation (other than capital leases)	(6,214,641)	(5,640,965)
Less accumulated depreciation, capital leases	(10,031)	(8,843)

Property, plant and equipment, net	4,457,666	5,000,659

Total interest capitalized and amortization and depreciation expenses for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Interest capitalized	1,605	2,635	2,893
Depreciation and amortization expense	1,071,633	989,878	875,912
Thereof
Amortization expense of software	79,059	42,623	24,276
Amortization expense of leased assets	3,663	2,341	1,025

In the period ended December 31, 2003, 2002 and 2001, respectively, impairment charges of EUR 6,825, EUR 977 and EUR 23,181 are included in depreciation. The impairment charges in 2003 primarily relate to long-lived assets as future estimated net cash flows were below the carrying value of related assets. The impairment charges of prior years related primarily to buildings which the Company no longer uses. The impairments recorded relating to these buildings equal the excess of carrying value over estimated fair value.

(10)    SHORT-TERM BORROWINGS

The Company’s short-term borrowings include:

At December 31,	2003	2002
Current portion of long-term debt	530,869	458,995
Short-term debt	—	737,144
Lines of credit	4,962	5,823
Current portion of lease obligations	95,490	107,943

Total	631,321	1,309,905

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The weighted-average interest rate on lines of credit was 3.20% and 4.02% in 2003 and 2002, respectively. As of December 31, 2003 the Company has unused committed lines of EUR 500,000 and recorded commitment and servicing fees for these unused lines of EUR 1,543, which represents 0.3% of the committed lines. The credit line commitments will expire between January 2004 and November 2006.

Short-term debts were repaid using part of the funds provided by the long-term bond issued by the Company in July 2003 (see note (14)).

(11)    ACCRUED LIABILITIES

Accrued liabilities consist of the following:

At December 31,	2003	2002
Taxes, other than income	9,845	8,517
Employee benefits	69,935	67,384
Customer discounts	47,444	53,240
Customer retention programs	40,161	37,693
Exit costs	6,829	8,363
Bad debt reserve for sold receivables	28,882	62,481
Other	28,682	19,112

Total	231,778	256,790

Other accruals mainly relate to legal fees and lawsuits, audit fees, public fees and consulting services.

In establishing accruals, management assesses different scenarios of reasonably estimated outcomes in determining the amount that the Company is expected to pay upon the resolution of a contingency. The Company records the most likely of all scenarios contemplated or, if none of the scenarios is more likely to occur, the scenario with the lowest amount is considered in establishing the accrual.

During the year ended December 31, 2001, the Company formally terminated certain leases, which require the Company to refurbish the properties as they are vacated. Upon termination of the leases, the Company recorded an accrual totaling EUR 1,912. The Company utilized EUR 1,456 and released EUR 456 of this accrual in 2002. As of December 31, 2002, the Company recorded an accrual totaling EUR 8,363 for certain non-cancellable lease contracts related to premises which the Company vacated in 2003. This accrual covers the minimum lease payments until the end of the lease contracts. The Company utilized EUR 3,297 and accrued an additional EUR 1,763 in 2003. As of December 31, 2003, the Company has an accrual of EUR 6,829 that it expects to be fully utilized.

(12)    DEFERRED INCOME

At December 31,	2003	2002
Unearned income	143,266	122,850
Unamortized balance on sale of tax benefits	51,573	58,686

	194,839	181,536
Less non-current portion	(44,461)	(51,573)

Deferred income net of non-current portion	150,378	129,963

The deferred income mainly relates to prepaid access fees, monthly base fees, leased lines to commercial customers, prepaid mobile fees and rental income from site sharing. These fees are amortized over the period the service is provided.

Additional information concerning the sale of tax benefits is contained in note (15).

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

(13)    ASSET RETIREMENT OBLIGATION

The Company adopted SFAS No. 143 as of January 1, 2003 and recorded the following additions to long-lived assets, asset retirement obligation and a cumulative change in accounting principles:

January 1, 2003
Addition to long-lived assets	6,288
Addition to accumulated depreciation	(2,263)
Cumulative effect of change in accounting principle	17,929

Asset retirement obligations	21,954

The roll-forward of the asset retirement obligation starting January 1, 2003 is as follows:

Asset retirement obligations as of January 1, 2003	21,954
Foreign exchange difference	(3)
Liability incurred in the current period	451
Accretion expense	1,336
Settlement	(461)
Release	(15)

Asset retirement obligations as of December 31, 2003	23,262

The Company recorded asset retirement obligations for the retirement and decommissioning of base stations, buildings, booths for public payphones and wooden masts impregnated with tar or salt.

The Company has an obligation to operate a sufficient number of booths to assure that the Austrian population has sufficient access to telecommunications services. As long as the Company stays in business and technology does not materially change, the number of booths operated will be reduced but not eliminated completely for the foreseeable future. The Company estimated the number and timing of booths to be retired from service and estimated the asset retirement obligation based on probability-weighted cash flow estimates.

The Company has also recorded an asset retirement obligation for masts impregnated with tar or salt. Although the Company stopped setting up tar-masts in 1992, some will be in operation for approximately another 30 years. Masts impregnated with salt are currently in operation and set up for the foreseeable future. The average remaining useful life is 30 years. The Company has recorded an asset retirement obligation based on estimated settlement dates and expected cash flows.

Additionally, the Company recorded asset retirement obligations for buildings concerning obligations for the disposal of hazardous substances that were used in prior decades.

mobilkom austria rents land, rooftops and other premises for an unlimited period of time. As it becomes more difficult to obtain sites because of health concerns and as base stations are crucial to the business of a mobile communications operator, except as discussed below, mobilkom austria does not expect to, and will not give up the majority of its rented sites as long as it stays in business. As mobilkom austria has both the ability and the intent to renew its license indefinitely, the retirement obligation in relation to those base stations is indeterminate. mobilkom austria is therefore unable to estimate the fair value of an asset retirement obligation as potential settlement dates for the retirement obligation are not predictable. mobilkom austria will recognize the obligation as soon as sufficient information exists to estimate the range of potential settlement dates. However, mobilkom austria does estimate that approximately 5% of the base stations will be given up. Therefore, mobilkom austria recorded an asset retirement obligation based on expected cash flows and settlement dates.

Additionally, mobilkom austria recorded asset retirement obligations for buildings and shops under operating leases in accordance with the obligation to refurbish the sites at the expiration of the lease contracts.

Had the Company adopted SFAS No. 143 as of January 1, 2002 and measured the asset retirement obligation using the information, assumptions and interest rates in effect as of the date of the adoption of this Statement, the pro forma asset retirement obligation would have amounted to EUR 20,331.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

(14)    LONG-TERM DEBT

The outstanding long-term debt, other than lease obligations are summarized as follows:

At December 31,	Maturity	2003	2002
Bonds under EMTN Programme	2004-2013	745,117	—
Other bonds	2004-2013	159,741	175,537
Bank debt	2004-2011	1,967,509	2,347,652
Other	2008	790	15,691

		2,873,157	2,538,880
Less current portion of long-term debt		(530,869)	(458,995)

Long-term debt, net of current portion		2,342,288	2,079,885

On June 30, 2003, Telekom Austria AG and Telekom Finanzmanagement GmbH (the 100% financing subsidiary of Telekom Austria AG) initiated a Euro Medium Term Note (“EMTN”) Programme. The payments of all amounts due in respect of notes issued by Telekom Finanzmanagement GmbH under this framework agreement will be unconditionally and irrevocably guaranteed by Telekom Austria AG. The maximum aggregate nominal amount of all notes outstanding at any time under the programme will not exceed the equivalent of EUR 2,500,000.

Under this programme the Company successfully launched and placed a Eurobond offering which raised EUR 750,000 with a 10-year maturity and a coupon of 5.00% on July 10, 2003. The notes were issued at a discount including issue costs of EUR 9,053 (EUR 8,647 as of December 31, 2003) and were used to refinance existing debt.

Of the total bank debt, amounts of EUR 1,354,583 and EUR 1,751,264 at December 31, 2003 and 2002, respectively, are guaranteed by the Federal Republic of Austria. From the total long-term debt, as of December 31, 2003 and 2002, respectively, EUR 266,614 and EUR 286,947 are denominated in Japanese Yen and Swiss Francs. The loan of EUR 74,046 denominated in Japanese Yen is due in June 2004. The Company uses cross currency swaps to reduce the exposure to the risks of adverse changes in exchange rates as described in note (19).

The interest rates of the loans vary between 2.2% and 7.3%. The weighted average interest rate for the periods ended December 31, 2003 and 2002, respectively, were 4.6% and 3.7% for bonds and 5.2% for bank debt in both years.

The following bank debt is not guaranteed by the government as they were entered into after the privatization of the Company:

In March 2000, the Company entered into a loan agreement for EUR 145,000 with the European Investment Bank. As of December 31, 2003, EUR 116,000 of the loan is outstanding in accordance with the repayment terms. Under the terms of this agreement, the Company must observe covenants requiring the Company to meet certain financial ratios.

Further, in October 2000 the Company entered into a loan agreement for EUR 232,553. As of December 31, 2003 the loan is outstanding in full in accordance with the repayment terms. Under the terms of the contract the Company has to maintain certain investments, otherwise the loan becomes due. The interest rates vary depending on the rating of the Company.

As of December 31, 2003, EUR 295,160 of a syndicated loan granted to mobilkom austria was outstanding. The original loan totaled EUR 305,000 and was guaranteed by Telekom Austria AG.

In December 2002 VIPnet entered into a syndicated loan of EUR 150,000 of which EUR 96,200 were drawn. Outstanding debt is EUR 93,240 as of December 31, 2003. The loans become due between 2003 and 2008 and carry an interest rate of three month EURIBOR plus a margin that depends on operating performance and indebtedness and 0.375% commitment fees. The loan was used for the refinancing of the loans to VIPnet.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

In March 1999, Si.mobil entered into a loan agreement amounting to EUR 36,000 (original currency: Deutsche Mark 71,000) to finance the construction of the GSM network in Slovenia. The interest rate is three month LIBOR plus 1.075%. The loan is secured by bills of exchange, property, receivables and shares of Si.mobil. The loan is repayable until March 2007.

As of December 31, 2003, the Company was in compliance with all covenants agreed to in the loan agreements mentioned above.

As of December 31, 2003, outstanding debt to VIPnet’s minority shareholders is EUR 450.

The year-end average interest rates for the long-term debt excluding interest rate swap agreements for 2003 and 2002 are as follows:

	2003	2002
Bonds	4.57%	5.32%
Bank debt	4.96%	3.49%

Following is a table that shows the aggregate amounts of long-term debt maturing during the next five years and thereafter:

2004	530,869
2005	581,093
2006	492,099
2007	171,789
2008	290,990
Thereafter	806,317

(15)    LEASING

The Company leases equipment used in its operations. The leases are classified as either operating or capital leases. The lease contracts expire on various dates through 2015.

Future minimum lease payments for noncancelable operating leases, capital leases and cross border leases as of December 31, 2003 are:

	Cross border leases	Capital leases	Operating leases
2004	93,725	1,898	71,430
2005	101,542	166	64,686
2006	114,603	25	61,680
2007	135,375	6	60,211
2008	119,214	8	59,431
after 2008	752,090	—	54,271

Total minimum lease payments	1,316,549	2,103	371,709

Less amount representing interest	(361,846)	(16)

Present value of lease payments	954,703	2,087
Less current portion	(93,725)	(1,765)

Non-current lease obligations	860,978	322

Total rent expense was EUR 74,358, EUR 67,666 and EUR 52,130 in 2003, 2002 and 2001, respectively.

Cross border leases

In 1999 and 1998, the Company entered into various cross border lease transactions whereby certain equipment items, mainly switches, were sold to a U.S.-based trust and leased back over certain terms. Concurrent

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

with the inception, the Company entered into Payment Undertaking Agreements (“PUA”) with several counter-parties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for a deposit. The counterparties in the PUAs received upfront payments totaling EUR 509,285 and EUR 113,763 for a portion of the debt assumed in 1999 and 1998, respectively. Interest accruing on the cash deposits matches interest on the debt portion financed through the deposit. In addition to the cash deposits, the Company purchased debt securities, deposited those securities with a custodian and pledged the securities to one of the counter-parties in the PUA; the balance is to cover the remaining portion of the present value of the lease obligation not yet covered by the cash deposit made by the Company. The Company then also entered into a swap agreement with that same counterparty swapping the entire cash flows from the securities for cash flows from the portion of the lease payments that the counterparty is obligated to pay under the PUA. As a result of the swap agreement, interest income on the securities matches interest expense on the lease.

In 1999, mobilkom austria entered into similar cross border lease transactions whereby certain equipment items (mainly transceiver stations, base station controllers and location registers) were sold to four U.S.-based trusts and leased back over certain terms.

In 2001, the Company entered into a cross border lease transaction whereby certain equipment items, mainly switches were leased to a U.S.-based trust and leased back over certain terms. Concurrent with the inception, the Company entered into PUAs with several counterparties whereby the counterparties agreed to make lease payments on behalf of the Company in exchange for the upfront lease payments received under the head lease. The counter-parties in the PUAs received upfront payments totaling EUR 200,526 for a portion of the debt assumed in 2001. In addition to the PUAs the Company provided a loan of EUR 66,554 to the U.S.-based trust. Interest accruing on the PUAs and the loan match interest on the debt portion.

The difference between the cash proceeds from the sale and the present value of the future minimum lease payments represents a gain on the sale of a tax benefit. The net cash effect resulting from these transactions relates to the total gain from the sale of the tax benefits which amounted to EUR 14,547, EUR 44,437 and EUR 7,337 in 2001, 1999 and 1998, respectively. The Company is amortizing these amounts over the term of the lease. The cash deposits, the securities purchased in connection with the PUAs and the upfront payments received for the head lease and the lease obligations are recorded separately on the balance sheets as the Company has not been released from their obligation under the lease and a legal right to offset does not exist. Accordingly, interest income and expenses in an equal amount totaling EUR 65,669, EUR 70,634 and EUR 58,598 have been recognized in 2003, 2002 and 2001, respectively.

Total assets and liabilities recorded in connection with the cross border leases are as follows:

At December 31,	2003	2002
Securities held-to-maturity, non-current	119,793	138,454
Other assets	834,910	1,038,580

Total assets in connection with cross border leases	954,703	1,177,034
Of which current	94,517	103,978
Lease obligations	954,703	1,177,034
Of which current	93,725	102,719

In 2001, two banks issued letters of credit to the trust for the liabilities of the Company. As of December 31, 2003, these letters of credit totaled EUR 108,497.

(16)    EMPLOYEE BENEFIT OBLIGATIONS

Long-term liabilities for employee benefits consist of the following:

At December 31,	2003	2002
Contractual termination benefits	31,932	132,346
Service awards	46,870	57,862
Severance	67,606	32,612
Pensions	9,552	9,709

Total	155,960	232,529

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Contractual termination benefits

In June 2000, June 1999 and in November 1997, the Company offered voluntary retirement incentive programs (“VRIPs”) to civil servants who cannot be terminated involuntarily. An obligation for VRIPs was recognized when the eligible civil servant accepted the offer. The present value of the obligation is determined based on current compensation levels and the law. An annual increase of 2.5% for future years and a discount rate of 4.5% are used. VRIPs are not funded.

On January 1, 2002 a law was enacted that covers civil servants after the age of 55 by a governmental retirement plan with the effect of reducing the Company’s obligation under the VRIPs. Following that law the Company reversed EUR 26,802 and EUR 57,366 of these accruals in 2003 and 2002, respectively. As of December 31, 2003, the accrual for the VRIPs relate to 120 employees. In connection with VRIPs the Company made payments of EUR 69,634, EUR 95,262 and EUR 68,456 during 2003, 2002 and 2001, respectively.

Expenses as well as the reversals of accruals are reflected as a reduction of employee costs in the accompanying consolidated statement of operations.

Actuarial assumptions

The assumptions used in the measurement of obligations for service awards, severance payments and pensions are shown in the following table:

At December 31,	2003	2002	2001
Actuarial assumptions:
Discount rate	5.0%	5.0%	5.0%
Rate of compensation increase — civil servants	4.0%	3.7%	3.6%
Rate of compensation increase — other employees	2.5%	3.7%	3.6%
Rate of increase of pensions	1.8%	1.1%	1.1%

Service awards

Civil servants and certain employees (together “employees”) are eligible to receive service awards. Under these plans, eligible employees receive a cash bonus after a specified service period. The bonus is equal to two months salary after 25 years of service and four months salary after 40 years of service. Employees with at least 35 years of service when retiring are also eligible to receive a bonus equal to four months salary. The compensation is accrued as earned over the period of service taking into account estimates of employees whose employment will be terminated or who will retire prior to reaching the required service period. All actuarial gains and losses are recognized immediately in the period realized.

The following table provides the components and a reconciliation of the changes in service awards for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Accrual at the beginning of the year	57,862	59,186
Change in reporting entities	—	2,744
Service cost	2,301	2,348
Interest cost	2,814	3,024
Recognized actuarial gains	(12,125)	(6,930)
Benefits paid	(3,982)	(2,510)

Accrual at the end of the year	46,870	57,862

Severance

Severance benefit obligations for employees hired before January 1, 2003 are covered by defined benefit plans as described below. Following a legal change, obligations for employees starting to work for the Company after January 1, 2003 are covered by a defined contribution plan and the Company paid EUR 119 to this deferred contribution plan (BAWAG Allianz Mitarbeitervorsorgekasse AG) in 2003.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Eligible employees receive severance payments equal to a multiple of their monthly compensation which comprises fixed compensation plus variable elements such as overtime and bonuses. Maximum severance is equal to a multiple of twelve times eligible monthly compensation. Up to three months of benefits are paid upon termination, with any benefit in excess of that amount being paid in monthly installments over a period not exceeding ten months. In case of death, the heirs of an eligible employee will receive 50% of the severance benefits.

The following tables provide the components of the net periodic benefit cost and a reconciliation of the changes in severance benefit obligations for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Service cost	4,218	3,926	1,893
Interest cost	1,784	1,311	924
Amortization of unrecognized net obligation	308	221	29
Curtailment loss / settlement	1,090	683	1,876

Net periodic benefit cost	7,402	6,141	4,722

	2003	2002
Projected benefit obligation at the beginning of the year	36,849	22,415
Change in reporting units	(587)	4,249
Service cost	4,218	3,926
Interest cost	1,784	1,311
Actuarial (gains) losses	(11,004)	7,459
Curtailment loss / settlement	1,090	683
Benefits paid	(2,723)	(3,194)

Projected benefit obligation at the end of the year	29,627	36,849
Unrecognized net actuarial losses	(4,782)	(16,093)

Accrued liability at the end of the year	24,845	20,756
Voluntary severance obligation	42,761	11,856

Total accrued severance liabilities at the end of the year	67,606	32,612

The liability for voluntary severance payments relates to individuals who are generally not entitled to severance payments, but have accepted a special offer by the Company to receive severance payments for voluntary termination of employment.

Until November 28, 2003, the government offered to civil servants at a certain age an early retirement at reduced future pension payments. The Company offered these eligible employees additional severance payments to further encourage the acceptance of the government offer. The Company incurred a legal obligation to civil servants making use of this opportunity and accrued severance costs of EUR 39,630 and other costs of EUR 7,678 in 2003. Telekom Austria does not expect any future liabilities in addition to these accruals. Due to this one-time offer the Company’s workforce was reduced by 650 civil servants in 2003.

Pensions

Defined contribution pension plans

Pension benefits are generally provided by social security for employees and by the government for civil servants in Austria. The Company is required to assist in funding the Austrian government’s pension and health care obligations to the Company’s current and former civil servants and their surviving dependents. The Company was legally obligated to make annual contributions to the Austrian government for active civil servants. These contributions gradually increased from 27.5% in 2000 to 30.1% in 2003. Beginning in October 2005 the contribution will be reduced to 28.3%. Contributions to the government, net of the share contributed by civil servants, were EUR 51,520, EUR 52,647 and EUR 56,380 in 2003, 2002 and 2001, respectively.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

In 2000 and 1999, the Company sponsored a defined contribution plan covering substantially all employees of one subsidiary. In 2001, this plan was also offered to the employees of Telekom Austria and all its other Austrian subsidiaries. The Company’s contributions to this plan are based on a percentage of the compensation not exceeding 5% of the salaries. The annual cost of this plan amounted to approximately EUR 9,082, EUR 6,961 and EUR 4,669 in 2003, 2002 and 2001, respectively.

Defined benefit pension plan

The Company provides defined benefits for certain former employees. All of such employees are retired and were employed prior to January 1, 1975. This unfunded plan provides benefits based on a percentage of the salary and on the years employed, not exceeding 80% of the salary before retirement including the pension provided by social security.

The Company uses the projected unit credit method to determine pension cost for financial reporting purposes. In conjunction with this method the Company amortizes actuarial gains and losses using the corridor method.

The pension benefits for 2003, 2002 and 2001 are shown in the following table:

	2003	2002	2001
Interest cost	396	424	504
Amortization of actuarial gain	(64)	(50)	(59)
Amortization of unrecognized transition obligation	343	343	343

Net periodic pension benefit cost	675	717	788

The following table provides a reconciliation of the changes of benefit obligations for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Projected benefit obligation at the beginning of the year	8,327	8,926
Interest cost	396	424
Actuarial gains	(273)	(128)
Benefits paid	(832)	(895)

Projected benefit obligation at the end of the year	7,618	8,327
Unrecognized net gain	1,934	1,725
Unrecognized transition obligation	—	(343)

Accrued pension liability	9,552	9,709

(17)    STOCK BASED COMPENSATION

Stock option plan

On October 4, 2000, the shareholders of Telekom Austria approved stock option plans for employees of the Company and mobilkom austria. Under this plan, the Company may grant a total of 4,686,881 options, each of which entitle eligible grantees upon exercise of the option to receive at their choice either cash equal to the difference between the average quoted price of Telekom Austria stock during the five trading days preceding the exercise and the IPO price of Euro 9 or shares at an exercise price of Euro 9. One option is convertible into one share. The options granted may be exercised on specific dates between May 31, 2002, and February 27, 2004, as long as the average share price during the five days prior to exercise exceeds the initial public offering price by 30% or more.

On November 21, 2000, the Company granted all 4,686,881 options. In 2003, 2002 and 2001, respectively, 164,077, 520,766 and 733,188 options were forfeited, therefore; 3,268,850, and 3,432,927 options are outstanding as of December 31, 2003 and 2002, respectively.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

As the stock option plans are accounted for in accordance with APB Opinion 25 and related interpretations, the amount of the liability is measured each period based on the current stock price. As the stock price as of December 31, 2003, 2002 and 2001 did not exceed the hurdle and was not deemed “probable”, no compensation expense was recorded in 2003, 2002 and 2001 (see note (27)).

(18)    INCOME TAXES

Income (loss) before income taxes, minority interests and cumulative effect of a change in accounting principle is attributable to the following geographic locations:

	2003	2002	2001
Domestic	186,197	33,710	(199,049)
Foreign	46,360	10,101	(1,019)

Total	232,557	43,811	(200,068)

As described in note (2), on June 28, 2002 the Company acquired the remaining outstanding interest of mobilkom austria through the acquisition of Autel. mobilkom austria has been consolidated since that date. Prior to the acquisition of Autel on June 28, 2002, the Company held a 74.999% interest in mobilkom austria which was accounted for under the equity method. In the first quarter 2001, mobilkom austria recorded a tax expense of EUR 134,437 due to a change in tax status of mobilkom austria AG from a taxable entity to a nontaxable pass-through entity which occurred in the first quarter of 2001 and which was effective retroactive to July 1, 2000 for tax purposes. Correspondingly, the Company recorded its 74.999% proportional share of mobilkom austria’s tax expense and recognized a deferred tax benefit during the three month period ended March 31, 2001. Thus, the direct income tax effects on the Company of the change in tax status of mobilkom austria and the proportional pickup from the income tax expense reported by mobilkom austria essentially offset each other in the income tax expense reported by the Company for the year ended December 31, 2001.

Income tax expense (benefit) attributable to income (loss) before income taxes, minority interests and extraordinary items for the years ended December 31, consisted of the following:

	2003	2002	2001
Current
Domestic	8,899	1,097	(292)
Foreign	14,511	5,771	—

	23,410	6,868	(292)
Deferred
Domestic	52,506	15,627	(94,278)
Foreign	7,120	3,617	(343)

	59,626	19,244	(94,621)

Total	83,036	26,112	(94,913)

Benefits of operating loss carryforwards of EUR 1,818, EUR 8,641 and EUR 7,799 were included in the deferred tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001, respectively.

Total income tax expense (benefit) was recorded as follows:

	2003	2002	2001
Continuing operations	83,036	26,112	(94,913)
Other comprehensive income	2,787	1,024	(6,683)
Additional paid in capital	451	424	—

	86,274	27,560	(101,596)

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The Company is subject to income taxes in Austria at a rate of 34% of taxable income. The following table shows the principal components for the difference between the reported income tax expense (benefit) and the amount of income tax expense (benefit) that would result from applying the Austrian statutory income tax rate to income (loss) before income taxes, minority interests and changes in cumulative effect of a change in accounting principle:

	2003	2002	2001
Income tax expense (benefit) at statutory rate	79,069	14,896	(68,023)
Foreign tax rate differential	(7,053)	(2,125)	31
Non-deductible expenses	3,792	335	150
Tax incentives	(3,673)	(3,626)	(2,105)
Tax free income from investments	(563)	(1,163)	(1,603)
Tax rate differential on equity in earnings of affiliates	—	(1,389)	10,611
Nondeductible goodwill amortization and impairment charges	—	4,388	647
Tax benefit recognized for prior year goodwill amortization and impairment	—	—	(40,080)
Change in valuation allowance	7,724	11,008	5,456
Other	3,740	3,788	3

Income tax expense (benefit)	83,036	26,112	(94,913)

Effective income tax rate	35.7%	59.6%	47.4%

Non-deductible expenses mainly consist of interest expenses on shareholder loans. Tax incentives principally consist of research incentives.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are shown below.

	2003	2002
Deferred tax assets
Goodwill	34,846	44,615
Deferred deduction for write downs of investments in subsidiaries	63,219	76,858
Operating loss carryforwards	227,956	207,232
Long-term debt	6,614	13,362
Other liabilities	10,484	5,542
Employee benefit obligations	3,745	—
Other	8,276	12,354

Total deferred tax assets	355,140	359,963
Valuation allowance	(81,639)	(16,214)

Deferred tax assets, net of valuation allowance	273,501	343,749
Deferred tax liabilities
Property, plant and equipment	(30,244)	(39,683)
Long-term investments	(8,690)	—
Other intangible assets	(97,347)	(88,178)
Accrued liabilities	(350)	(4,892)
Other assets	(5,277)	(13,866)
Employee benefit obligation	—	(30)
Other	(8,093)	(12,351)

Total deferred tax liabilities	(150,001)	(159,000)

Net deferred tax	123,500	184,749

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

At December 31, 2003, the Company had approximately EUR 701,516 of operating loss carryforwards. Thereof, EUR 110,598 relate to foreign subsidiaries. Of these loss carryforwards relating to foreign subsidiaries, EUR 110,114 have expiration dates as follows:

Years	Amount
2004	8,111
2005	28,087
2006	40,214
2007	24,346
2008	8,465
2009	891
2010	—

Total	110,114

The remaining amount of operating loss carryforwards are in Austria and do not expire. In Austria the annual usage is limited to 75% of the taxable income for that year.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2003 the Company has recognized a net deferred tax asset of EUR 124,138 related to the operations in Austria. In order to realize this deferred tax asset the Company will need to generate future taxable income exclusive of reversing taxable temporary differences of approximately EUR 486,815 over an indefinite period in Austria.

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and operating loss carry forwards, net of valuation allowances. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

During the years ended December 31, 2003 and 2002 deferred tax expenses of EUR 6,560 and EUR 11,008, respectively, were recognized as adjustments to the valuation allowance because of a change in circumstances that caused a change in judgement about the realizability of the related deferred tax asset in future years. In 2003 and 2002 the valuation allowance increased by EUR 65,425 and EUR 10,758, respectively. Thereof EUR 57,701 and EUR 250 had no impact on the income statement in 2003 and 2002, respectively.

(19)    FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to manage its exposure to adverse fluctuations in interest and foreign exchange rates. The Company has established a control environment which includes policies and procedures for risk assessment, approval, reporting and monitoring of derivative financial instrument activities. The Company is not a party to leveraged derivatives and the policies prohibit the holding or issuing of financial instruments for speculative purposes.

The Company uses into various types of financial instruments including derivative financial instruments in the normal course of business for purposes other than trading.

By their nature, all such instruments involve risk, including market risk and credit risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets. However, at December 31, 2003 and 2002, in management’s opinion the probability of nonperformance of the counterparties in these financial instruments was remote.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Credit risk

The Company monitors its exposure to credit risk. The Company does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instrument other than noted under section concentration of credit risk in significant accounting policies.

The Company does not require collateral in respect of financial assets. In order to reduce the risk of nonperformance by the other parties to swap agreements, the contracts are subject to the International Swap Dealers Agreement.

Market risk

The market risk is monitored by using value-at-risk models for interest rate as well as currency risk for the long-term debt and derivative portfolios.

Information with respect to cash flow hedges

Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable rate long-term debt are reported in accumulated other comprehensive income. These amounts are subsequently classified into financial income as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. In 2003 and 2002, respectively, no hedge ineffectiveness occurred.

Interest rate swap agreements

In the years 1995 to 1997 the Company entered into interest rate swaps to reduce the aggregate exposure to changes in floating interest rates and fair market value fluctuations of the debt portfolio. Fixed interest rate payments as of December 31, 2003, ranged from 6.7% to 3.0%. Floating-rate payments are based on rates tied to different inter-bank offered rates.

In line with its risk policy the Company entered into fix to floating interest rate swaps in 2003. The floating rate is based on EURIBOR and enables the company to participate from current low short-term interest rates.

The following table indicates the types of swaps in use at December 31, 2003 and 2002, and their weighted-average interest rates and the weighted-average remaining terms of the interest rate swap contracts. Average variable rates are those in effect at the reporting date and may change significantly over the lives of the contracts:

	2003	2002
Variable to fixed swaps in EUR
Notional amount in EUR	181,682	181,682
Average receive rate	2.25%	3.35%
Average pay rate	6.47%	6.47%
Average maturity in years	1.4	2.4
Fixed to variable swaps in EUR
Notional amount in EUR	300,000	—
Average receive rate	5.00%	—
Average pay rate	2.96%	—
Average maturity in years	9.5	—
Variable to fixed swaps in Japanese Yen (“JPY”)
Notional amount in JPY	10,000,000	10,000,000
Notional amount in EUR	74,047	80,392
Average receive rate	0.005%	0.01%
Average pay rate	3.15%	3.15%
Average maturity in years	0.5	1.5

Foreign exchange agreements

The Company entered into foreign currency denominated loans because of low interest rates connected to loans denominated in Japanese Yen and Swiss Francs (“SFR”). The use of cross currency swaps allows the

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Company to reduce the exposure to the risk of adverse changes in exchange rates. Fixed interest rates as of December 31, 2003, range from 6.4% to 7.7%.

The following table indicates the types of foreign exchange agreements in use at December 31, 2003 and 2002, and if applicable their weighted-average interest rates, the weighted-average remaining terms and the respective exchange rates of the contracts:

	2003	2002
Cross Currency Swaps EUR – SFR
Notional amount in EUR	176,635	176,635
Notional amount in SFR	300,000	300,000
Average receive rate — SFR	5.47%	5.47%
Average pay rate — EUR	7.65%	7.65%
Average maturity in years	1.4	2.4
Cross Currency Swaps EUR — JPY
Notional amount in EUR	73,554	73,554
Notional amount in JPY	10,000,000	10,000,000
Average receive rate — JPY	3.15%	3.15%
Average pay rate — EUR	6.41%	6.41%
Average maturity in years	0.5	1.5
Forward exchange contracts — US $
Notional amount in EUR	2,862	3,599
Notional amount in US $	3,350	3,600
Forward exchange rate (weighted)	1.17	1.00
Exchange rate as of the balance sheet date	1.26	1.05
Longest term of the contracts	February 2004	March 2003

The notional amounts of the derivative instruments above do not represent amounts exchanged by the parties and, therefore, are not a measure of our exposure. The Company’s exposure is limited to the fair value of the contracts with a positive fair value plus interest receivable, if any, at the reporting date.

The following table summarizes the fair values of financial instruments:

	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Financial instruments
Cash	201,926	201,926	27,337	27,337
Accounts receivable — trade	559,872	559,872	451,934	451,934
Balances due from related parties	1,549	1,549	6,723	6,723
Accounts payable — trade	(589,368)	(589,368)	(649,890)	(649,890)
Payables to related parties	(26,657)	(26,657)	(37,198)	(37,198)
Securities held-to-maturity	124,951	141,547	138,454	159,469
Securities available-for-sale	19,344	19,344	18,948	18,948
Long-term debt	(2,342,288)	(2,423,348)	(2,079,885)	(2,203,008)
Derivative financial instruments
Interest rate swap agreements	(19,582)	(19,582)	(20,996)	(20,996)
Cross currency swap agreements	13,065	13,065	36,034	36,034
Foreign currency forward contract	(180)	(180)	(160)	(160)

(20)    SHAREHOLDERS’ EQUITY

Accounting for derivative and hedging activities

Derivative financial instruments are used by the Company to manage its exposure to adverse fluctuations in interest and foreign exchange rates. The Company has established a control environment which includes policies

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

and procedures for risk assessment, approval, reporting and monitoring of derivative financial instrument activities. The Company is not a party to leveraged derivatives and the policies prohibit the holding or issuing of financial instruments for speculative purposes.

For derivatives designed either as fair value or cash flow hedges, changes in the time value of the derivatives are excluded from the assessment of hedge effectiveness and are recorded in earnings. Hedge ineffectiveness, determined in accordance with SFAS No. 133 had no impact on the Company’s earnings for the years ended December 31, 2003 and 2002, respectively. No fair value hedges or cash flow hedges were derecognized or discontinued during the years ended December 31, 2003 and 2002, respectively.

The cumulative unrealized gains and losses for hedging activities recorded in other comprehensive income are as follows:

	December 31, 2003	December 31, 2002
Unrealized Losses
Gross	(10,645)	(17,148)
Less income tax	3,498	5,559

Net of income tax	(7,147)	(11,589)
Unrealized Gains
Gross	—	1,890
Less income tax	—	(643)

Net of income tax	—	1,247

Unrealized net loss	(7,147)	(10,342)

Other comprehensive income

Other comprehensive income consist of the following items:

	Unrealized gain (loss) on securities	Unrealized gain (loss) on hedging activities	Foreign currency translation	Accumulated other comprehensive income
Balance January 1, 2001	1	—	(28)	(27)
Cumulative effect of accounting change, net of income tax	—	(10,959)	—	(10,959)
Changes, net of income tax	(162)	(2,102)	14,630	12,366

Balance December 31, 2001	(161)	(13,061)	14,602	1,380
Changes, net of income tax	(687)	2,719	(6,496)	(4,464)

Balance December 31, 2002	(848)	(10,342)	8,106	(3,084)
Changes, net of income tax	2,214	3,195	(10,690)	(5,281)

Balance December 31, 2003	1,366	(7,147)	(2,584)	(8,365)

Sale of American call option

On November 21, 2000, Telekom Austria purchased 3,832,248 American call options for a premium of EUR 12,527. The expiration date is February 27, 2004. The underlying share of the American call option is the share of Telekom Austria AG. The strike and execution price of the call option is Euro 9 and settlement is either physical delivery of the shares or cash, at the request of Telekom Austria. The American call option will be used to satisfy any obligation resulting from the stock option plan. As of December 31, 2003, together with mobilkom austria, the Company holds 3,326,881 options.

In 2003, the Company sold 610,000 American call options for an aggregate price of EUR 957. In 2002, the Company sold 717,701 American call options for an aggregate price of EUR 1,245. As the original acquisition of the options was accounted for as permanent equity under the provisions of EITF 00-19, proceeds from the sale of the options have been credited net of tax directly to additional paid in capital in the accompanying statement of changes in shareholders’ equity.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

Treasury shares

At the Annual General Meeting on June 4, 2003, the Management Board was authorized to increase the share capital by up to EUR 21,810 in order to provide stock options to be granted to employees, directors and members of the Management Board of the Company or of an affiliated company for a period of five years, ending 2008.

In addition, the Management Board was authorized to acquire up to 50 million treasury shares at a minimum price of Euro 9 and a maximum price of Euro 15 per share during a period of 18 months, ending at the end of 2004, and is empowered to either retire these shares or use them to satisfy the obligation under the stock option program described in note (17).

Restricted earnings

Under the “Austria Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings of Telekom Austria AG as reported in its balance sheet determined in accordance with the Austrian Commercial Code.

The net income of Telekom Austria AG including released untaxed reserves of EUR 63,096 amounts to EUR 396,710. According to the Stock Corporation Act, Article 126, the supervisory board and the management board have decided to transfer EUR 300,000 to retained earnings, resulting in unappropriated profits of EUR 69,710. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting a distribution from unappropriated earnings of Euro 0.13 per zero par value share.

(21)    REVENUES

Year ended December 31,	2003	2002	2001
Revenues from services	3,726,955	2,931,892	2,555,596
Revenues from sales of merchandise	242,795	186,172	104,064

Total	3,969,750	3,118,064	2,659,660

(22)    OTHER OPERATING EXPENSES

Year ended December 31,	2003	2002	2001
Interconnection	421,787	361,608	562,736
Repairs	178,256	167,496	137,345
Services received	201,050	99,395	39,626
Advertising and marketing	198,362	153,737	75,368
Other support services	107,079	87,121	59,027
Rental expenses	74,358	67,666	52,130
Commission expenses	41,078	25,347	4,531
Bad debt expenses	30,629	39,184	15,069
Legal and other consulting	44,451	54,368	55,304
Charges from related parties	15,013	32,980	35,062
Travel expenses	23,696	23,363	24,676
Other taxes	7,201	8,665	5,242
Energy	21,979	21,285	21,752
Training expenses	13,129	11,773	7,131
Other	85,453	51,366	58,931

Total	1,463,521	1,205,354	1,153,930

In accordance with SFAS No. 144, as amended, the net loss from retirement of long-lived assets in 2003, 2002 and 2001 respectively, of EUR 41,571, EUR 18,715 and EUR 39,020 is presented in other operating expenses, other.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

(23)    OTHER, net

Year ended December 31,	2003	2002	2001
Foreign exchange losses	(246,883)	(216,261)	(63,632)
Foreign exchange gains	242,013	211,422	56,474
Dividend income	48	448	2,229
Other	4,255	6,721	2,173

Total	(567)	2,330	(2,756)

(24)    COMMITMENTS AND CONTINGENCIES

In the normal course of business the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to interconnection. Such matters are subject to many uncertainties, and outcomes are not predictable with certainty. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2003. These matters could affect the operating results or cash flows of any one quarter when resolved in future periods. However, management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year-end would not be material to its consolidated financial statements.

(25)    CASH FLOW STATEMENT

Following is a summary of supplemental cash flow information:

Years ended December 31,	2003	2002	2001
Cash paid for
Interest	182,836	173,940	180,436
Income taxes	16,246	10,558	10,235
Cash received for
Interest	3,128	11,122	18,176
Tax refunds	—	21	91,255
Non cash investing and financing
Dividends	—	28,294	267,505
Cross border leasing	—	—	86,315

(26)    SEGMENT REPORTING

As of January 1, 2003 management reorganized its operations into three segments: wireline, wireless and other activities. The segment reporting for the years 2002 and 2001 was reformatted to provide comparable data.

Wireline includes fixed line, data communications and internet services and focuses on wholesale and retail customers. Wholesale customers including telecommunications operators and service providers are offered network-based services, while retail customers, including business and residential end-users are offered voice telephony, data communications, internet and other services.

Wireless, operated by our mobile communications segment, offers a full range of digital mobile communications services to business and residential customers.

The segment other activities contains the financing activities of the Company.

Adjusted EBITDA is defined by the Company as operating income before depreciation, amortization and impairment charges. The Company uses adjusted EBITDA to measure the performance of segments because it is commonly used in the telecommunications industry as a comparative measure of financial performance. In addition, the Company believes it is a widely accepted indicator of its ability to incur and service debt.

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see note (1)).

For the period ended December 31, 2003, the segment totals reconcile to the consolidated financial statements as a result of eliminating transactions and balances between consolidated segments. For the periods ended December 31, 2002 and 2001, respectively, the reconciliation additionally includes the results of operations of mobilkom austria prior to June 28, 2002 (see note (2)).

	Wireline	Wireless	Other activities	Segment totals	Eliminations	Consolidated
Year ended December 31, 2003
External revenues	2,029,893	1,939,857	—	3,969,750	—	3,969,750
Intersegmental revenues	167,758	90,344	—	258,102	(258,102)	—

Total revenues	2,197,651	2,030,201	—	4,227,852	(258,102)	3,969,750
Adj. EBITDA (excl. Impairment charges)	780,508	727,057	(45)	1,507,520	2,277	1,509,797
Impairment charges	6,825	—	—	6,825	—	6,825
Adj. EBITDA (incl. Impairment charges)	773,683	727,057	(45)	1,500,695	2,277	1,502,972
Depreciation and amortization	807,935	325,620	—	1,133,555	(407)	1,133,148
Operating Income	(34,252)	401,437	(45)	367,140	2,684	369,824
Total assets	6,116,105	3,131,630	1,125,178	10,372,913	(2,476,648)	7,896,265
Additions to property, plant and equipment	300,991	294,629	—	595,620	(363)	595,257

	Wireline	Wireless	Other activities	Segment totals	Eliminations	Mobile communications	Consolidated
Year ended December 31, 2002
External revenues	2,090,006	1,819,219	—	3,909,225		not provided
Intersegmental revenues	170,005	90,132	—	260,137

Total revenues	2,260,011	1,909,351	—	4,169,362	(144,348)	(906,950)	3,118,064
Adj. EBITDA (excl. Impairment charges)	807,562	649,487	(73)	1,456,976	7,691	(349,109)	1,115,558
Impairment charges	41,871	—	—	41,871	—	—	41,871
Adj. EBITDA (incl. Impairment charges)	765,691	649,487	(73)	1,415,105	7,691	(349,109)	1,073,687
Depreciation and amortization	880,971	268,757	—	1,149,728	(196)	(133,220)	1,016,312
Operating Income	(115,280)	380,730	(73)	265,377	7,887	(215,889)	57,375
Total assets	6,428,133	2,832,149	1,007,006	10,267,288	(1,732,950)	—	8,534,338
Additions to property, plant and equipment	340,710	321,656	—	662,366	(2,300)	(129,100)	530,966

Year ended December 31, 2001
External revenues	2,437,429	1,506,026	—	3,943,455		not provided
Intersegmental revenues	222,108	207,153	292	429,553

Total revenues	2,659,537	1,713,179	292	4,373,008	(169)	(1,713,179)	2,659,660
Adj. EBITDA (excl. Impairment charges)	814,821	564,716	(72)	1,379,465	(7)	(564,716)	814,742
Impairment charges	145,126	—	—	145,126	—	—	145,126
Adj. EBITDA (incl. Impairment charges)	669,695	564,716	(72)	1,234,339	(7)	(564,716)	669,616
Depreciation and amortization	904,075	267,784	—	1,171,859	—	(267,784)	904,075
Operating Income	(234,380)	296,932	(72)	62,480	(7)	(296,932)	(234,459)
Total assets	7,352,012	2,214,101	520,046	10,086,159	(144,736)	(2,214,101)	7,727,322
Additions to property, plant and equipment	449,031	363,177	—	812,208	—	(363,177)	449,031

TELEKOM AUSTRIA AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in EUR ’000s)

EBITDA differs from consolidated net income as a result of the following differences:

	Year ended December 31,
	2003	2002	2001
Adj. EBITDA — segment totals	1,507,520	1,456,976	1,379,465
Impairment charges	(6,825)	(41,871)	(145,126)

Adj. EBITDA — segment totals	1,500,695	1,415,105	1,234,339
Depreciation and amortization	(1,133,148)	(1,016,312)	(904,075)
Interest income	75,167	88,191	82,683
Interest expense	(230,979)	(244,628)	(240,986)
Adj. EBITDA — mobilkom austria prior to acquisition	—	(349,109)	(564,715)
Equity in earnings of affiliates — mobilkom austria prior to acquisition	—	142,906	197,941
Equity in earnings of affiliates — other	19,112	(2,363)	(2,491)
Other	1,710	10,021	(2,764)

Income before taxes, minority interests and cumulative effect of change in accounting principle	232,557	43,811	(200,068)
Income tax expense	(83,036)	(26,112)	94,913
Minority interests	(3,422)	(4,910)	530
Cumulative effect of change in accounting principle, net of tax	(11,858)	—	—

Net income	134,241	12,789	(104,625)

In 2003, 2002 and 2001, more than 89%, 90% and 94%, respectively, of the revenues generated by the reportable segments relate to operations in Austria. As of December 31, 2003 and 2002, respectively, 93% and 94% of the long-lived assets were located in Austria.

(27)    SUBSEQUENT EVENTS

On January 21, 2004, Telecom Italia International N.V. sold its residual shareholding, corresponding to 73.9 million shares or 14.78% of Telekom Austria’s share capital, in a private placement to institutional investors at a price of Euro 10.55 per share. Following completion of this transaction, the free float in Telekom Austria’s share capital increased to 52.83%. The remaining stake is owned by ÖIAG, representing the Republic of Austria. ÖIAG and Telekom Austria have each entered into lock-up agreements that end on May 31, 2004.

On February 16, 2004, the Company acquired 33.33% of IVS Interactive Video Services GmbH, Vienna, bringing its total interest to 100%. The purchase price amounted to EUR 202.

As of February 27, 2004, the average share price had exceeded the Initial Public Offering price by 30% or more for five consecutive days. Therefore, the 3,268,850 stock options / stock appreciation rights discussed in note (17) became exercisable. Therefore, compensation expense estimated at EUR 8,832 will be recorded in the first quarter 2004.

On February 27, 2004, the Company exercised its 3,326,881 American call options on treasury shares which were acquired during the Initial Public Offering in November 2000 to limit the Company’s exposure under the stock option plan that expired on February 27, 2004. The strike price of each call option was Euro 9. Following the exercise of the options, 3,326,881 Telekom Austria shares, i.e. 0.67% of its share capital, were credited to the accounts of Telekom Austria through an off-market transaction on March 3, 2004.