Form 20-F/A
period 2003-12-31
TELECOM ITALIA S P A
filed 2004-09-02
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Risks associated with Telecom Italia’s ownership chain

Although, as a result of the Merger, no shareholder controls Telecom Italia, because of the voto di lista system for the election of directors, currently 15 out of 19 of our directors (of whom, however, 10 are considered independent) were elected from a slate of candidates proposed by Olimpia, which is currently the largest shareholder in Telecom Italia with a stake of approximately 17%. See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—The Olimpia Shareholders’ Agreements”.

In addition, Marco Tronchetti Provera and Carlo Orazio Buora, respectively Executive Chairman and Managing Director of Telecom Italia, are also, respectively, Chairman and Managing Director of Pirelli & C. S.p.A., which currently owns a 50.4% stake in Olimpia. Mr. Tronchetti Provera is Chairman of Olimpia and Mr. Buora is a member of Olimpia’s board of directors. See “Item 6. Directors, Senior Management and Employees—Directors—Biographical Data”.

Although Olimpia does not own a controlling interest in Telecom Italia voting shares, Olimpia retains significant power as a result of its proposal of a majority of the present Telecom Italia Board members who were elected in May 2004. As a result, Olimpia, may be able to influence certain corporate actions and may exert a significant influence on all matters to be decided by a vote of shareholders. In principle, the interests of Olimpia in deciding these matters could be different from the interests of Telecom Italia’s other ordinary shareholders and it is possible that certain decisions could be taken that may be influenced by the needs of Olimpia.

Olimpia is in effect a holding company and the sole full operating company in which it holds shares is Telecom Italia. Therefore, if Olimpia were unable to obtain additional funding from new or existing shareholders or from other sources, Olimpia would be entirely dependent on dividends paid on its Telecom Italia shares for its funding needs, including to reimburse its existing debt. Under such circumstances, among the Telecom Italia corporate decisions that could be influenced by the needs of Olimpia would be the level of dividends payable by Telecom Italia to its shareholders.

Telecom Italia’s financial position is not directly related to Olimpia and – as such – Telecom Italia does not have any obligations with respect to such debt since they are separate legal entities. Notwithstanding the foregoing, since certain rating agencies view Olimpia’s and Telecom Italia’s financial position together, such a view could affect our debt ratings, which may adversely affect Telecom Italia’s financial flexibility and its cost of capital.

Although no shareholder controls Telecom Italia and thus is in a position to prevent a takeover of Telecom Italia, the Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws pursuant to compulsory legal provisions: specifically, the so-called “Golden Share” still provides for the Italian State’s authority to approve or disapprove of the acquisition of material interests in our share capital (which is defined as 3% of the voting share capital). Currently, the exercise of special powers by the Italian State with respect to privatized companies (including Telecom Italia) is governed by a recent decree and the special powers themselves are undergoing further changes, but it is possible that the Italian State’s Golden Share could make a merger with or takeover of Telecom Italia more difficult or discourage certain bidders from making an offer. See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders—Continuing Relationship with the Treasury”.

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

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2003, were clipped on May 24, 2004, and such dividends for the year ended December 31, 2003 were payable from May 27, 2004.
(6)	In accordance with U.S. GAAP, the Net income (loss) per Share has been calculated using the two class method, since the Company has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Shares was 3,424,694,178 for the year ended December 31, 2001 and 4,054,375,543 for the year ended December 31, 2002 and the weighted average number of Shares and Savings Shares was 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Shares. The calculations take also into account that 2001 and 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Shares was €1 per share, and that in 2003, after the Merger, the par value of Shares and Savings Shares was reduced to €0.55 per share. In addition, in accordance with U.S. GAAP, net income (loss) per Savings Share—Basic was €0.21 in 2003.
(7)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interest. See Note 27 of Notes to Consolidated Financial Statements included elsewhere herein.
(8)	Gross Operating Profit was €12,131 million, €13,117 million, €12,216 million, €13,655 million, €14,015 million and €14,280 million in each of 1999, 2000 (historical), 2000 (pro forma), 2001, 2002 and 2003, respectively. Gross Operating Profit was €3,308 million and €3,494 million in the three months ended March 31, 2003 and 2004, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunications operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgement in applying accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors Gross Operating Profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,						Three months ended March 31,
	1999	2000	2000 pro forma (Unaudited)	2001	2002	2003	2003	2004
	(millions of Euro)						(Unaudited)
Operating income	5,319	5,444	5,079	5,125	6,058	6,789	1,527	1,788
Depreciation and Amortization	6,013	6,946	6,509	7,612	7,227	6,779	1,653	1,590
Other external charges: (*)
• Provision for bad debts	416	495	412	448	546	471	75	51
• Write-downs of fixed assets and intangibles	88	48	48	17	58	6	—	1
• Provision for risk	263	154	143	389	114	70	32	12
• Other provisions and operating charges	522	417	388	431	466	485	83	106
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(490)	(387)	(363)	(367)	(454)	(320)	(62)	(54)

Gross Operating Profit . . . . . . . . . .	12,131	13,117	12,216	13,655	14,015	14,280	3,308	3,494

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of gross operating profit.

(9)	Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,						As of March 31,
			2000 pro forma (Unaudited)
	1999	2000		2001	2002	2003	2004
	(millions of Euro)						(Unaudited)
Short-term debt, including current portion of long-term debt	6,000	16,927	16,536	9,072	6,827	10,613	6,863
Long-term debt	24,291	27,485	25,950	37,747	33,804	30,852	33,071

Gross debt	30,291	44,412	42,486	46,819	40,631	41,465	39,934
Cash and cash equivalents:
• Bank and postal accounts	(1,149)	(2,763)	(2,745)	(3,626)	(4,363)	(4,870)	(7,514)
• Cash and valuables on hand	(13)	(8)	(7)	(76)	(7)	(7)	(6)
• Receivables for securities held under reverse repurchase agreements	(133)	(1)	(1)	(4)	(56)	(60)	(12)
Marketable securities(*)	(1,749)	(2,909)	(2,759)	(3,616)	(1,927)	(2,719)	(1,456)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(232)	(1,210)	(1,210)	(894)	(995)	(826)	(446)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (long-term)	—	(328)	(328)	(705)	(511)	(307)	(265)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (short-term)	364	331	292	464	627	670	551

Net Financial Debt	27,379	37,524	35,728	38,362	33,399	33,346	30,786

(*)	In 1999, 2000, 2001 and 2002 data include Old Telecom Italia shares held by Olivetti.
(10)	For purposes of calculating the ratio of “earnings to fixed charges”:
•	“earnings” is calculated by adding:
•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries;
•	“fixed charges” (as defined below);
•	amortization of capitalized interest and issue debt discounts or premiums;
•	dividends from equity investees; and
•	equity in losses of equity investees;

and then subtracting:

•	capitalized interest for the applicable period; and
•	equity in earnings of equity investees.

•	“fixed charges” is calculated by adding:
•	interest costs (both expensed and capitalized);
•	issue costs and any original issue debt discounts or premiums; and
•	an estimate of the interest within rental expense for operating leases.

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

The following charts illustrate our ownership structure before the Merger and immediately after completion of the Merger.

Before the Merger

Note 1: Shareholders of Pirelli & C. S.p.A. with a 5% stake or greater in the voting capital of the company include: Assicurazioni Generali S.p.A. (7.578%); Camfin CAM Finanziaria S.p.A. (36.819%); Fondiaria-SAI S.p.A. (5.618%); RAS S.p.A.—Riunione Adriatica Di Sicurtá (5.075%); Mediobanca S.p.A. (5.075%); Edizione Holding S.p.A. (6.027%) and RCS Media Group S.p.A. (6.006%).

Shareholders of Pirelli S.p.A. with a 5% stake or greater in the voting capital of the company include: Pirelli & C. Luxembourg S.p.A. (27.506%); Pirelli & C. S.p.A. (14.194%); Pirelli S.p.A. (8.508%); and Landesbank Baden-Wuerttemberg (5.553%).

Shareholders of Camfin CAM Finanziaria S.p.A. with a 5% stake or greater in the voting capital of the company include: Mr. Tronchetti Provera (through Gruppo Partecipazioni Industriali S.p.A.) (57.472%); and F.G.F. Financiere Gazzoni Frascara SA (9.331%).

Shareholding percentages in Pirelli & C. S.p.A., Pirelli & C. S.p.A. and Camfin CAM Finanziaria S.p.A. are extracted from publicly available filings with CONSOB as of June 30, 2003.

On completion of the Merger

Note 2: Shareholders of Pirelli & C. S.p.A. with a 5% stake or greater in the voting capital of the company include: Camfin CAM Finanziaria S.p.A. (23.732%).

Shareholders of Camfin CAM Finanziaria S.p.A. with a 5% stake or greater in the voting capital of the company include: Mr. Tronchetti Provera (through Gruppo Partecipazioni Industriali S.p.A.) (57.564%); and F.G.F. Financiere Gazzoni Frascara SA (9.331%).

Shareholding percentages in Pirelli & C. S.p.A. and Camfin CAM Finanziaria S.p.A. are extracted from publicly available filings with CONSOB as of December 31, 2003.

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

Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003, Old Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (Silver S.p.A.) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including the shares resulting from the exercise of the JP Morgan Chase put option for which Telecom Italia paid €2,272 million. The JP Morgan Chase put option relates to certain put/call arrangements entered into by Telecom Italia at the time of its original acquisition of SEAT. In connection with the spin-off and sale of New SEAT, the JP Morgan Chase put option was closed out and will have no impact on Telecom Italia’s business. See Note 18 of Notes to Consolidated Financial Statements included elsewhere herein. For a discussion of the impact of the JP Morgan Chase put option on net financial debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Net Financial Debt”. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003. Taking into account New SEAT’s net financial indebtedness at the date of finalization of the sale (€648 million), the transaction allowed Telecom Italia to reduce its net financial consolidated debt by €3,681 million.

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

Decrease in share capital of Solpart Participaçoes (“Solpart”)

At the Extraordinary Shareholders’ Meeting of Solpart, the holding company of Brasil Telecom Partecipaçoes (“Brasil Telecom”), a provider primarily of fixed line telecommunications services in Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins, Distrito Federal (Brasilia) of Brazil, held on April 26, 2004, a capital reduction was approved amounting in the aggregate to $Reais 173,350,000.00 of which (i) $Reais 41,898,263.09 is to be proportionally reimbursed to the shareholders in cash and (ii) the proportionally delivery to the shareholders of 3,474,342,842 ordinary shares and 3,491,253,373 preferred shares of its affiliate Brasil Telecom Participaçoes. The valuation of the capital reimbursement through the delivery of shares was made on the basis of the weighted average price at the fixing of Sao Paulo’s Stock Exchange on April 23, 2004. The weighted average price was $Reais 17.65 based on the value of the trading lot (1,000 shares) for the ordinary shares, $Reais 19.52 for the same lot of preferred shares and $Reais 1,980,319.91 to cover previous period losses. The sole purpose of the capital reduction was to permit Solpart to pay a dividend to its shareholders.

As a consequence of the events described under (i) and (ii) above, Telecom Italia International is entitled to receive $Reais 15,917,669.18 in cash, 1,319,945,886 ordinary shares and 1,326,370,406 preferred shares. The transaction will have no effect on the overall control of Brasil Telecom or its normal business operations.

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

Overview of the Telecom Italia Group’s Major Business Areas

The following is a chart of the Telecom Italia Group’s business units as of December 31, 2003:

The table below sets forth certain key data for each Business Unit.

		Wireline (1)(3)	Mobile	South America (4)	Internet and Media (5)	IT Market (3)	IT Group (3)		Olivetti Tecnost	Sub-total	Other activities and eliminations (3)(6)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2003 2002(2) 2001(2)	17,216 17,047 17,174	11,782 10,867 10,250	1,126 1,409 1,534	1,297 1,991 1,957	891 1,039 1,322	1,100 996 1,039		655 914 1,097	34,067 34,263 34,373	(3,217 (2,855 (2,357	) ) )	30,850 31,408 32,016

Gross operating profit (7)	2003 2002(2) 2 001(2)	8,255 7,951 7,730	5,502 5,039 4,760	400 450 527	322 593 444	84 114 181	96 98 198		40 59 27	14,699 14,304 13,867	(419 (289 (212	) ) )	14,280 14,015 13,655

Operating income	2003 2002(2) 2001(2)	4,969 4,677 4,338	3,786 3,358 3,136	137 146 187	63 232 31	58 64 133	(36 (40 51	) )	2 4 (26)	8,979 8,441 7,850	(2,190 (2,383 (2,725	) ) )	6,789 6,058 5,125

Capital expenditures	2003 2002(2) 2001(2)	2,302 2,475 2,842	1,957 1,715 3,151	130 216 406	102 81 175	30 39 33	174 149 139		20 35 62	4,715 4,710 6,808	179 191 423		4,894 4,901 7,231

Number of employees at the year end	2003 2002(2) 2001(2)	50,766 53,935 58,112	18,888 18,702 16,721	5,049 5,461 5,746	2,029 7,715 9,264	4,827 5,506 7,454	4,107 5,039 5,127		2,395 4,527 4,896	88,061 100,885 107,320	5,126 5,735 8,700		93,187 106,620 116,020

(1)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(2)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004, compared to March 31, 2003.”
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services and the staff functions.
(7)	For an explanation of Gross Operating Profit and a reconciliation to Operating Income on a consolidated basis, See “Item 3. Key Information—Selected Financial and Statistical Information—Note 8”. For a reconciliation of each segment’s Gross Operating Profit to each segment’s Operating Income. See “Notes to Consolidated Financial Statements—Note 25(a)—Segment Information”.

The following table sets forth, for the periods indicated, certain selected statistical data for the fixed-line, mobile and internet businesses.

	Year ended December 31,
	2001	2002	2003
Subscription and Customers:
Subscriber fixed-lines at period-end in Italy (thousands)(1)	27,353	27,142	26,596
Subscriber fixed-line growth per annum in Italy(%)	0.7	(0.8)	(2.0)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,403	5,756	6,027
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	390	850	2,200
Voice Offers in Italy—(thousands)(4)	4,094	5,224	5,547
Network infrastructure in Italy:
—access network in copper (millions of km—pair)	104.3	104.3	105.2
—access network and transport in fiber optics (millions of km of fiber optics)	3.2	3.6	3.6
Network infrastructure abroad:
—european backbone (km of fiber optics)	36,600	36,600	39,500
TIM lines in Italy at period-end (thousands)	23,946	25,302	26,076
TIM group foreign lines (at period-end, thousands)(5)	10,923	13,809	18,438
TIM group lines total (Italy + foreign, thousands)(5)	34,869	39,111	44,514
TIM lines in Italy growth per annum(%)	10.9	5.7	3.1
Average revenue in Italy per mobile line per month(€)(6)	29.1	28.8	29.1
Cellular penetration in Italy at period-end (TIM lines per 100 inhabitants)(%)	41.6	43.9	45.3
Cellular market penetration in Italy at period-end (lines for the entire market per 100 inhabitants)(%)	89.0	93.7	99.2
GSM penetration in Italy (% of population)	99.7	99.8	99.8
E-TACS penetration in Italy (% of population)	98.0	98.0	97.9

Retail Traffic(7):
Average minutes of use per fixed-line subscriber in Italy during period(8)	4,739	4,292	4,127
Of which:
Local traffic during period (in average minutes)(9)	3,575	3,198	2,971
Long-distance traffic during period (domestic and international) (in average minutes)	1,163	1,094	1,156
Total mobile outgoing traffic per month (millions of minutes)	1,795	1,960	2,090

Internet and Media:
Page Views Virgilio (millions)	3,945	5,267	6,612

(1)	Data include multiple lines for ISDN and exclude internal lines.
(2)	Data exclude internal lines.
(3)	Number of contracts. Broadband access contracts in Italy as of December 31, 2001, 2002 and 2003 were 390,000, 850,000 and 2,040,000, respectively.
(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.
(5)	The foreign lines include those of the mobile telecommunications affiliates in Turkey and the Czech Republic. Our proportionate share results in total lines of 35.6 million as of December 31, 2003.
(6)	Including Prepaid Customers’ revenues and excluding equipment sales and including non—TIM customer traffic.
(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).
(8)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).
(9)	Including district and internet dial-up traffic.

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

TIM’s strategy is focused on maintaining its leadership and achieving sustainable growth in the wireless market by focusing on customers with high mobile phone usage, in particular through:

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

Our 2004-2006 Industrial Plan also establishes certain financial targets. The financial targets (based on Italian GAAP) include:

Objectives of Telecom Italia on a consolidated basis-CAGR(1) 2004-2006
Operating revenues	>5%
Gross operating profit	>5.5%(2)
Operating income	>10%
Net financial debt by Year End 2004 (€ in billions)	<30billion(3)

(1)	Compound average growth rate. Assumes no change in scope of consolidation and excludes exchange rate impact.
(2)	For a description of Gross Operating Profit, see “Item 3. Key Information—Selected Financial and Statistical Information”.
(3)	At December 31, 2004. For a description of Net Financial Debt, see “Item 3. Key Information—Selected Financial and Statistical Information”.

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

Domestic Tariff Rebalancing.    The Telecom Italia Group commenced rebalancing its tariffs in 1991 and made various adjustments until 1997. Since December 1998, the National Regulatory Authority has been responsible for tariff regulation. On July 28, 1999, the National Regulatory Authority introduced a price cap mechanism designed to promote productivity and efficiency for the Telecom Italia Group, as the incumbent operator in markets with a low level of competition. The price cap is a formula that limits the incumbent’s ability to modify the overall level of its prices. The formula is defined as RPI-X, where RPI is the Retail Price Index and X is a pre-defined level of efficiency fixed by the National Regulatory Authority. Therefore, RPI-X is the average percentage variation which the incumbent can apply to its prices. In real terms, at a given level of inflation, RPI, the incumbent is obliged to reduce its prices by X. The higher the level of X, the greater the obligation to reduce prices. If the incumbent wants to maintain the same marginal return with lower prices, it is obliged to increase its efficiency (by a level of X). The price cap mechanism may also be used as a sub-cap, e.g., as a price cap on service(s) of particular importance. For example, if the National Regulatory Authority did not want a raise in monthly rental fees, then this would be achieved by setting a sub-cap of RPI-RPI for monthly rental fees.

The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic subscriber charges, local and long distance calls and international tariffs.

On July 23, 2003, the National Regulatory Authority introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices Telecom Italia may charge for voice services for the four year period 2003-2006. In 2003 the National Regulatory Authority identified three separate baskets:

•	access;

•	local and long distance calls; and

•	fixed to mobile traffic, limited to the fixed call segment which is retained by Telecom Italia (the “Retention segment”).

Furthermore, for the “access” basket a sub-price cap for residential subscription charges was also established.

The National Regulatory Authority fixed the value of X as follows:

•	X=0% for the “access” basket;

•	X=RPI for the sub-price cap for residential subscription charges and for the “local and long distance calls” basket; and

•	X=6% for the fixed to mobile traffic (the “Retention segment”).

Such new price caps cover:

•	basic subscriber charges and other access charges: RPI + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI (RPI-RPI=0);

•	local and long distance calls with a cap equal to RPI-RPI; and

•	fixed to mobile traffic, limited to the fixed call segment belonging to Telecom Italia (the “Retention segment”) with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

Consistent with the new price-cap mechanism, Telecom Italia continued to simplify its pricing structure during the course of 2003. In particular, beginning September 15, 2003, the following price changes became effective:

•	access for basic subscription fees and business charges increased by 6.5%;

•	local call traffic: the discount on local calls exceeding 15 minutes was eliminated resulting in a price increase of 1.8%; and

•	long-distance traffic: the two different pricing levels applied to calls were unified, resulting in one single rate at a point where customer telephone charges were reduced by 3% with the following impacts on the caps:

•	basic subscriber charges and other access charges increased by 2.3%; and

•	local and long distance call charges: 0%.

In addition, on June 1, 2003, the price of Wireline to Mobile traffic was reduced by 11.7% as a result of a reduction in the Termination Charge of 10.9% and the Retention Charge of 14.3%.

In particular:

•	the Termination Charge represents the cost that Telecom Italia incurs for terminating the traffic generated by its Wireline customers on the networks of mobile operators; the rate per minute is fixed by the mobile operators; and

•	Retention represents the difference between the amount paid by the customer and the amount due to the mobile operators for termination: the rate per minute for Retention by Telecom Italia is fixed by the National Regulatory Authority (Order 47/03 CONS).

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

Interconnection with Other Operators

On March 22, 2003, the National Regulatory Authority approved the introduction of the Network Cap mechanism to regulate interconnection tariffs until the end of 2006. The mechanism will govern the amounts Telecom Italia can charge other operators that want to utilize Telecom Italia’s network to provide telecommunications services. Starting with the 2003 Reference Offer (RO), the market will have greater transparency with respect to the arrangements relating to interconnection services, allowing the operators to rely on stable economic values in preparing their business plans.

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

With respect to LLU, the National Regulatory Authority in its order has outlined a network cap mechanism to be implemented from January 1, 2004 through December 31, 2006 aimed at moving from historic costs to long run incremental costs (“LRIC”). LRIC of the access network are likely to be higher than historic costs. Currently, Telecom Italia applies an LLU price (of €8.30/month) which is the lowest in Europe and is significantly lower than the Telecom Italia retail access price. Prior to implementing this price, Telecom Italia’s LLU price was €10.79 per month for POTS line and €11.10 per month for ADSL line. Regarding implementation, the Italian LLU market is one of the fastest growing LLU markets in Europe with its 510,000 fully unbundled lines on December 31, 2003 (Italy is second after Germany where LLU started about two years before), representing an increase of 407,000 lines compared with the end of 2002. In addition, Telecom Italia presents the most detailed and complete LLU offer in Europe (physical LLU, sub loop unbundling, shared access and all different kinds of co-location) and Telecom Italia has satisfied all National Regulatory Authority requests in terms of equipment of the sites requested by OLOs.

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

For further details about pending litigation and other developments relating to Digitel and TIM International, please see “—Events subsequent to December 31, 2003 and “Item 8. Financial Information—Legal Proceedings” for further details.

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

On May 13, 2003, TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) outlining a set of guidelines for the integration of Aria—Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. On February 19, 2004, the merger of Aria - Is TIM with Aycell was completed after receipt of required regulatory approvals. Turk Telekom and TIM each hold a 40% stake in the new joint venture, known as TI&TIM, and Is Bank Group holds the remaining 20%. TI&TIM will start to operate under the two brands of Aria and Aycell, which, together, have a total customer base of about 4.5 million customers representing 15% of the total market, and TT&TIM’s ambition is to compete for the leading position in the Turkish market.

TIM’s contribution to the new joint venture, TT&TIM, consisted solely of its equity interest in Aria-Is TIM, which, as mentioned above, had been written off in full at December 31, 2002. No new investment has been made by TIM in TT&TIM as of the date of this report. Based on its current knowledge, the previous accounting adjustments, TIM’s current investment plans and TT&TIM’s current business plan, Telecom Italia does not expect TT&TIM’s operating results to have any material impact on Telecom Italia’s consolidated results of operations or financial condition over the next three years.

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

National Subsidiaries
TIM
		Historical	Pro Forma (1)
Millions of Euro
Gross operating revenues	2003 2002 Change (%)(2)	9,469 9,022	8,915 6.2

Gross operating profit	2003 2002 Change (%)(2)	5,035 4,404	4,529 11.2

Operating income	2003 2002 Change (%)(2)	3,863 3,153	3,323 16.3

(1)	Pro forma income statement data are net of effects arising from the incorporation of Blu.
(2)	Percentage calculation based on pro forma 2002 compared to historical 2003.

International Subsidiaries
		Mobile South America																		Other subsidiaries
(million)		Tele Nordeste Celular Participaçoes Group		Tele Celular Sul Participaçoes Group		Maxitel S.A.		TIM Celular S.A.				TIM Perù S.A.C.				Corporacion Digitel C.A.				STET Hellas Telecommuni- cations Group
		€	Reais	€	Reais	€	Reais	€		Reais		€		Nuevo Soles		€		Bolivares		€
Gross operating revenues	2003 2002 Change(%)	311 355	1,080 984 9.8	346 364	1,202 1,010 19.0	256 273	890 755 17.9	362 39		1,258 108 —		128 93		502 308 63.0		148 177		298,681 260,378 14.7		805 689 16.8

Gross operating profit	2003 2002 Change(%)	147 189	509 523 (2.7)	140 152	486 422 15.2	91 106	316 293 7.8	(240 (170	) )	(833 (472 (76.5	) ) )	6 (29)		26 (95 —)		45 35		90,207 51,355 75.7		287 255 12.5

Operating income	2003 2002 Change (%)	80 98	279 271 3.0	71 69	245 192 27.6	18 27	62 74 (16.2)	(368 (188	) )	(1,278 (521 —	) )	(32 (61	) )	(128 (201 36.3	) )	(10 (20	) )	(19,702 (30,070 34.5	) )	166 131 26.7

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

Brazil

Telecom Italia International also has an indirect participation in Brasil Telecom which is currently only in the fixed line business although Brasil Telecom is seeking to enter the mobile business. In 2002, Telecom Italia

International reduced its ordinary share ownership in Solpart, controlling entity of Brasil Telecom, so TIM could begin its own mobile operations in Brazil under its GSM licenses acquired in 2001. There is currently a dispute over Telecom Italia International regaining its rights in Brasil Telecom. See “Item 8. Financial Information—Legal Proceedings”. As a result of the overlapping interests of Brasil Telecom and TIM in providing mobile services, the order of the Brazilian Telecommunications Agency, Anatel, dated January 19, 2004, requires the parties to resolve by mutual agreement any such “overlap”. We believe any such resolution is unlikely to have any material adverse impact on TIM’s GSM services in Brazil.

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

Following this transaction, Telecom Italia sold a 30.1% stake in Stream: 25% to News Publishing Australia Limited and 5.1% to SGH STREAM SUB, Inc.

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

Since the beginning of 1997 about 170 licenses have been activated in Italy, although at the end of 2003 only 17

OLOs were still actively competing and offering telecommunication services, as the others failed or were involved in merger and acquisition operations. Wireline in its domestic market faces, among others, two national players, Tele2 and Wind, and three other focused competitors: Fastweb (focused on broadband and specific cities), Albacom (focused on business customers) and Tiscali (focused on internet). Only two of these competitors have their own network facilities, Fastweb and Albacom, while the others implement a reseller model utilizing Telecom Italia’s network.

Telecom Italia’s market share in retail traffic volumes – retail voice and on-line traffic only – at December 31, 2003 was 72.0% compared with 71.4% at December 31, 2002 and 72.1% at December 31, 2001. Significant competitors are Tele2 and Wind; Albacom and Fastweb are less significant competitors, in specific targeted markets (business customers for Albacom: high spending consumers for Fastweb).

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

Telecom Italia believes that its combination of service, performance, quality, reliability and price are important factors in maintaining its strong competitive position.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2003, but at a slower pace (3.6% in 2003 compared to 7% in 2002 and 21% in 2001). By December 31, 2003, the number of cellular phone lines reached 56.8 million, corresponding to a penetration rate of around 99% of the population.

After several years of strong growth, the demand growth curve has reached its inflexion point and the remaining potential market will be smaller than the one already acquired. In addition, the increasing saturation means that new customers to be acquired are likely to result in lower revenues per customer as has been the case in recent years. Competition for mobile telecommunications services remained strong in 2003. Consequently TIM’s strategy has been focused on strengthening its leadership with customers with a high mobile phone usage. TIM’s strategy to attract and retain such customers has been to:

•	offer innovative tariff schemes and services;

•	focus on customer care and service for these valuable customers;

•	quality performance;

•	reinforce the core voice business; and

•	market value added services, such as photomessaging, videos and down loads.

TIM has also sought to be the market leader in providing EDGE and third generation services.

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

TIM’s second largest market is now Brazil where it is focusing increasing capital expenditures and expects to invest around €2 billion over the next three years. There is significant competition in Brazil from a number of local and international operators, the most significant of which are Vivo (a Brazilian company owned by Telefonica) and Claro (a company owned by the Mexican group America Movil). TIM expects competition to increase in the future with continued consolidation in the market.

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

For further details, see “Item 4. Information on the Telecom Italia Group—Business Units—Wireline Domestic Tariff Rebalancing”.

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

With respect to competition matters, the decisions of the Antitrust Authority are considered administrative acts and may be appealed before the TAR of Lazio, based in Rome, for violation of law, abuse of power and lack of jurisdiction. The TAR may either reject the appeal or declare the Antitrust Authority’s decision null and void. The TAR, upon request of the complainant, may also suspend the enforcement of the decision of the Antitrust Authority. The TAR’s judgements may be further appealed before the State Council, whose decision is final.

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

Telecommunications (TLC) License Fee

The impact of certain decisions regarding the TLC License fee had a material one time impact on our 2003 results of operations. After the ruling by the Court of Justice of the European Community stating that the telecommunications license fee established by Italian Law 448/1998, Art. 20, is contrary to EU law, the Telecom Italia Group stopped recording the license fee for 2003 and the financial charges accrued in 2003 on the amount payable for the license fees recorded in previous years. In addition, the statement of income in 2003 benefited from the reversal of payables and reserves for risks and charges of €1,465 million for the years 2000, 2001 and 2002. Such amount, net of the tax effect of €562 million, contributed to the improvement in net income before minority interests for the year of €903 million. 63.2% of net income for 2003 is attributable to the release of payables and reserves for risks and charges.

Moreover, in anticipation of the final ruling by the administrative judge and the subsequent executive order, income has not been credited for the telecommunications license fee of €546 million (€362 million by Telecom Italia and €184 million by TIM) paid by the respective companies for the year 1999.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Italian GAAP. Our reported financial condition and results of operations are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgements and estimates used in the preparation of our consolidated financial statements.

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

When an impairment in the value of assets occurs, nonscheduled write-downs are made. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the expected timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, we typically consider, among other things, technological obsolescence, discontinuance of services, changes in market prices, significant negative industry or economic trends, significant underperformance relative to expected historical or projected future operating results and other changes in circumstances that may indicate impairment. All of these assessments require the application of management judgement to the facts and circumstances existing at the time.

To assess impairment of property, plant and equipment and amortizing intangible assets for purpose of U.S. GAAP, we use the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the preceding discussion, management has concluded that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgement. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

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

For purposes of our U.S. GAAP reporting, we are required to perform a purchase price allocation under SFAS 141, Business Combinations. As part of that allocation, it is necessary to develop a purchase price, which under U.S. GAAP requires that all consideration, including the fair value of exchanged shares, be valued. This purchase price, which is generally higher than that arrived at for the same acquisition using Italian GAAP, is then allocated to the fair value of the assets acquired and liabilities assumed. The allocation requires that all assets and liabilities, including those not reflected in the final financial statements of the acquired entity, be valued. This valuation approach requires that significant estimates be made. For example, in the valuation of intangible assets such as a customer list, estimates and judgement are required for the amount of expected future profitability of customers, the expected churn rates, the discount rate used to present value the earnings and the expected economic life of the asset. All of these factors, which are developed in conjunction with the guidance and input of professional third party evaluation experts, require judgement and estimates. A change in any of these estimates or judgements could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill). Under U.S. GAAP, this allocation takes on significant meaning, as under existing U.S. GAAP (see also “Valuation of Goodwill” below), the asset “goodwill” is no longer a wasting asset. Therefore, as goodwill is no longer amortized on a periodic basis, the cumulative estimates and judgements made in

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

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgemental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgement of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights. During 2003, management re-assessed the goodwill that originated from the original 1999 acquisition of Old Telecom Italia. That assessment was undertaken based on the input of independent third party professionals and the valuations undertaken as part of the Merger. Based on the re-assessment, we concluded that the remaining goodwill of Old Telecom Italia, which was originally established with a life of 20 years, should be reset as of 2003 to 20 years. The effect of this change in estimate was to reduce goodwill amortization expense in 2003 by €227 million.

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

As of January 1, 2002, we adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result we ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgement and discretion. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Deferred taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess in the course of our tax planning process the ability of Telecom Italia and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgement, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

Significant management judgement is required in determining our provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. In our Italian GAAP financial statements the analysis is based on the estimates of taxable income in the jurisdictions in which we operate and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could adversely affect our financial position and results of operations.

Under U.S. GAAP, we assess the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgement regarding the timing of future book and tax reversals, which could be materially different from the actual results.

Accrued liabilities

We exercise considerable judgement in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

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

Throughout the discussion which follows we use the term “organic growth”. Organic growth means that the percentage changes provided assume that on a year to year comparison basis the effects of changes in the scope of consolidation are excluded and exchange rates are calculated on a constant currency basis. Constant currency means that the difference in exchange rates between years are eliminated by using the same exchange rate. The historical results for the year ended December 31, 2003 are presented, while the results for 2002 have been adjusted to reflect changes in the scope of consolidation and to eliminate exchange rate effects. The following table reconciles 2002 historical figures to 2002 adjusted figures to show organic growth from 2002 to 2003 for operating revenues, gross operating profit and operating income. Management believes that providing this additional information enables the reader to better understand the actual operating changes which are impacting the results of operations.

			Growth
	2003 (A)	2002 (B)	Amount (A-B)%
	(millions of Euro, except percentages)
Operating revenues on a historical basis	30,850	31,408	(558)	(1.8)
Changes in the scope of consolidation	—	(1,375)
Of which from the sale of New SEAT	—	(696)
Changes in exchange rates	—	(728)

Operating revenues on a comparable basis	30,850	29,305	1,545	5.3

Gross Operating Profit on a historical basis	14,280	14,015	265	1.9
Changes in the scope of consolidation	—	(344)
Of which from the sale of New SEAT	—	(326)
Changes in exchange rates	—	(146)

Gross Operating Profit on a comparable basis	14,280	13,525	755	5.6

Operating income on a historical basis	6,789	6,058	731	12.1
Changes in the scope of consolidation	—	(219)
Of which from the sale of New SEAT	—	(253)
Changes in exchange rates	—	32

Operating income on a comparable basis	6,789	5,871	918	15.6

Overview of 2003 Results of Operations

As part of our 2003-2005 Industrial Plan we established certain key targets:

•	Strengthen our core Italian domestic activities

•	Exploit growth opportunities

•	Improve cost efficiency

In 2003 we largely met these targets on the basis of some of the key measures we use in monitoring our performance.

With respect to the strengthening of our core Italian domestic activities such key targets were evidenced by:

• Wireline voice market share	plus 0.6 percentage points compared to 2002

• Mobile average revenue per user (ARPU)	plus 1% compared to 2002

• Mobile usage	plus 5.5% compared to 2002

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

The table below sets forth the gross operating revenues, gross operating profit, operating income and other date for our Business Units, for the last three years:

		Wireline (1)(3)	Mobile	South America (4)	Internet and Media(5)	IT Market (3)	IT Group (3)		Olivetti Tecnost	Sub-total	Other activities and eliminations (3)(6)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2003 2002(2) 2001(2)	17,216 17,047 17,174	11,782 10,867 10,250	1,126 1,409 1,534	1,297 1,991 1,957	891 1,039 1,322	1,100 996 1,039		655 914 1,097	34,067 34,263 34,373	(3,217 (2,855 (2,357	) ) )	30,850 31,408 32,016

Gross operating profit(7)(8)	2003 2002(2) 2001(2)	8,255 7,951 7,730	5,502 5,039 4,760	400 450 527	322 593 444	84 114 181	96 98 198		40 59 27	14,699 14,304 13,867	(419 (289 (212	) ) )	14,280 14,015 13,655

Operating income	2003 2002(2) 2001(2)	4,969 4,677 4,338	3,786 3,358 3,136	137 146 187	63 232 31	58 64 133	(36 (40 51	) )	2 4 (26)	8,979 8,441 7,850	(2,190 (2,383 (2,725	) ) )	6,789 6,058 5,125

Capital expenditures	2003 2002(2) 2001(2)	2,302 2,475 2,842	1,957 1,715 3,151	130 216 406	102 81 175	30 39 33	174 149 139		20 35 62	4,715 4,710 6,808	179 191 423		4,894 4,901 7,231

Number of employees at the year end	2003 2002(2) 2001(2)	50,766 53,935 58,112	18,888 18,702 16,721	5,049 5,461 5,746	2,029 7,715 9,264	4,827 5,506 7,454	4,107 5,039 5,127		2,395 4,527 4,896	88,061 100,885 107,320	5,126 5,735 8,700		93,187 106,620 116,020

(1)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(2)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit.
(4)	The data refer to Entel Chile group, Entel Bolivia group, the company Telecom Italia America Latina and the business segment South America of Telecom Italia. See “—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004 compared to March 31, 2003”.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle which was renamed Telecom Italia Media following the spin-off.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002 -, the 9Télécom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002 -, as well as the finance companies, the centralized group services and the staff functions. See “—Recent Developments—Telecom Italia Group Results for the First Quarter Ended March 31, 2004 compared to March 31, 2003”.
(7)	Gross Operating Profit is a non-GAAP financial measure. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunications operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgement in applying accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors Gross Operating Profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit on a consolidated basis.

	Year ended December 31,
	2001	2002	2003
	(millions of Euro)
Operating income	5,125	6,058	6,789
Depreciation and Amortization	7,612	7,227	6,779
Other external charges:
• Provision for bad debts	448	546	471
• Write-downs of fixed assets and intangibles	17	58	6
• Provision for risks	389	114	70
• Other provisions and operating charges	431	466	485
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(367)	(454)	(320)

Gross Operating Profit	13,655	14,015	14,280

(8)	For a reconciliation of each segment’s Gross Operating Profit to each segment’s Operating Income, see “Notes to Consolidated Financial Statements—Note 25(a)—Segment Information”.

Year ended December 31, 2003 compared with Year Ended December 31, 2002.

Consolidated Operating Revenues

Our consolidated operating revenues decreased by 1.8% in 2003 compared to 2002. Organic growth was 5.3% (€1,545 million), excluding the negative effect of changes in exchange rates (€728 million, of which €641 million was attributable to the Latin American telecommunication companies) and the effect of the change in the scope of consolidation (€1,375 million, of which €797 million from the Internet and Media Business Unit that includes €696 million related to the sale of New SEAT).

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

Net Financial Debt

On a consolidated basis, at December 31, 2003, net financial debt was €33,346 million compared to €33,399 million at the end of 2002 (a decrease of €53 million). Net financial debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net financial debt at December 31, 2003 includes borrowings to finance the effects of the withdrawals and the tender offers (€5,285 million) relating to the Merger, the distribution of profits and reserves (€1,049 million) in payment of the dividend on Old Telecom Italia shares and the payment for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares (€2,272 million). Such requirements were mostly financed by cash generated by operations, the sale of the investment in New SEAT (€3,681 million) and the disposal of other investments (€768 million).

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

In order to better understand the change in net financial debt, the following table presents details of the changes in our net financial debt between December 31, 2002 and December 31, 2003, taking into account the JP Morgan Chase put option:

		As of December 31,
(millions of euro)		2003	2002		Change
Old Telecom Italia Group	}	30,238	18,118	}	(3,161)
Olivetti Group			15,281
Effects of withdrawals and tender offers		5,285	—		5,285
Sale of New SEAT and other disposals		(4,449)	—		(4,449)
JP Morgan Chase put option		2,272	—		2,272

Net financial debt as reported in the financial statements		33,346	33,399		(53)
JP Morgan Chase put option		—	2,417		(2,417)

TOTAL		33,346	35,816		(2,470)

A reconciliation of net financial debt with the financial statement line items is presented in the table below.

	As of December 31,
	2003			2002
	Maturing
(millions of euro)	within 12 months	Beyond 12 months	Total	Total
Notes and bonds	6,730	23,323	30,053	24,404
Convertible notes	1,715	5,597	7,312	7,401

Total notes and bonds	8,445	28,920	37,365	31,805

Debt to banks	1,278	1,182	2,460	5,776
Debt to other financial institutions	342	670	1,012	1,970
Payables to associated companies	19	23	42	406
Note payables	—	—	—	241
Suppliers	5	4	9	21
Other	524	53	577	412

Total other financial payables	2,168	1,932	4,100	8,826

Total gross financial debt	10,613	30,852	41,465	40,631

Cash and cash equivalents:
Bank and postal accounts	(4,870)	—	(4,870)	(4,363)
Cash and valuables on hand	(7)	—	(7)	(7)
Receivables for securities held under reverse repurchase agreements	(60)	—	(60)	(56)
Marketable securities (*)	(2,719)	—	(2,719)	(1,927)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(826)	—	(826)	(995)

Total cash and cash equivalents, marketable securities and financial receivables under current assets	(8,482)	—	(8,482)	(7,348)

Financial prepaid expense/deferred income, net and accrued financial income/expense, net	670	(307)	363	116

Net financial debt (1)	2,801	30,545	33,346	33,399

(*)	As of December 31, 2003, marketable securities include: Euro commercial paper (€735 million), own notes (€1,341 million), notes and bonds (€583 million) and other securities (€60 million). As of December 31, 2002 marketable securities include Old Telecom Italia shares held by Olivetti (€299 million).

(1)	Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

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

Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunications operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgement in applying accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors Gross Operating Profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

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

The increase in operating income was largely due to the decrease of €63 million in depreciation and amortization (from €1,653 million in the three months ended March 31, 2003 to €1,590 million in the three months ended March 31, 2004) principally as a result of the following factors:

•	the decrease of €106 million in amortization of goodwill (from €492 million in the three months ended March 31, 2003 to €386 million in the three months ended March 31, 2004), mainly due to the disposal of New SEAT and the write-downs of goodwill made in 2003;

•	the increase in amortization and depreciation of fixed intangible (other than goodwill) and tangible assets of €43 million (from €1,161 million in the three months ended March 31, 2003 to €1,204 million in the three months ended March 31, 2004), of which €34 million relates to the amortization of the UMTS license by TIM S.p.A.

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

(1)

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The following discussion should be read in conjunction with the “Summary of Accounting Polices” in the Notes to the Consolidated Financial Statements and in conjunction with Note 29 of Notes to the Consolidated Financial Statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of business, the financial position of the Telecom Italia Group is subject to interest rate and foreign exchange rate risks. These market risks principally relate to the Telecom Italia Group’s outstanding debt and non-Euro denominated assets and liabilities. The Telecom Italia Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency and interest rate swaps (CCIRS) and currency forwards to convert various currency loans—mainly in U.S. dollars—into the functional currencies of the various subsidiaries. Telecom Italia uses derivatives in connection with its debt instruments (namely, interest rate swaps, interest rate options, cross currency swaps and currency forwards) which were reported on a fair value basis without hedge accounting designation. Telecom Italia has not historically prepared hedging documentation insofar as this was not required under current Italian GAAP. The derivative portfolio relating to our debt instruments has not therefore been identified as eligible for hedge accounting treatment under FAS 133; however, the hedge portfolio is related to an underlying liability in all cases, therefore providing us an economic hedge despite the accounting designation and treatment, and therefore management believes that Telecom Italia’s use of derivatives is not speculative. The following discussion is based on the amounts of indebtedness as derived from our Italian GAAP financial statements. See Note 29 of Notes to the Consolidated Financial Statements for a further discussion of items which, for purposes of U.S. GAAP, are considered to be debt.

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

Finally, Animec (a national Brazilian association which represents the minority shareholders of listed companies) presented the Brazilian Antitrust Authority, CADE, with a petition to block the retransfer of the stake in Solpart, and the exercise of Telecom Italia International’s governance rights, claiming that this would damage the overall competitive framework. On March 17, 2004, CADE provisionally suspended the repurchase and the effective exercise of governance rights, in order to evaluate the possible existence of unfair trade practices. On June 30, 2004, CADE accepted a petition filed by Telecom Italia International to reconsider its previous preliminary order on the same matter and provisionally recognized the right of Telecom Italia International to be reintegrated in the control group of Solpart. As a consequence, Telecom Italia International is no longer regulatorily barred from (i) repurchasing the shares sold to Techold and Timepart on August 27, 2002 and (ii) exercising its governance rights as provided in the shareholders’ agreement of Solpart, but with some restrictions. In particular, CADE determined that, until the final decision on the merits of the case, Telecom Italia International (i) may designate its board members to the board of directors of Solpart and its subsidiaries, Brasil Telecom Participaçoes and BT, provided that such members are not board members, officers, managers or employees of any entity of the Telecom Italia Group, (ii) may not designate officers in Solpart, Brasil Telecom Participaçoes and BT, and (iii) may not exercise its voting rights in those entities on matters directly related to mobile and long distance operations.

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

To qualify as independent under the Company’s Self-Regulatory Code, Telecom Italia directors must:

(i)	neither have nor have recently had, directly, indirectly or on behalf of third parties, business relationships of a significance able to influence their autonomous judgement with the Company, its subsidiaries, the executive directors or the shareholder or group of shareholders who control the Company. The timeframe considered is the last three fiscal years for employment and executive directorships and the last fiscal year for other business relationships;

(ii)	not hold, directly, indirectly or on behalf of third parties, equity interests allowing them to control the Company or exercise a significant influence over it;

(iii)	not participate in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions. This requirement is interpreted broadly, with an eye to the “substantial” independence that an independent director must enjoy. Accordingly, “participation in shareholders’ agreements” precludes independence not only when a natural person, a director of the Company, participates directly in such an agreement but also when he has significant relationships with the natural or legal persons participating therein and is thus to be considered a representative of (some of) the parties to the agreements;

(iv)	not be close relatives of executive directors of the Company or of persons in the situations indicated above (i.e. persons tied to the Group by significant business dealings; shareholders or groups of shareholders who control the Company or have a significant influence over it; participants in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions).

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

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.    CONTROLS AND PROCEDURES

As of December 31, 2003, the Company, under the supervision and with the participation of the Company’s management, including the Executive Chairman, Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

(b) Exhibits

1.1 Bylaws of the Company.(1)

2.1 Deposit Agreements.

(a) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company.(2)

(b) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and holders from time to time of American depositary Receipts representing Savings shares of the Company.(3)

2.2 Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a €10 billion Euro Medium Term Note Programme. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(4)

4.1 Public Telecommunications License.(5)

(a) Decision No. 820/00/CONS of 22.11.2000. Individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans.

(a) 2002 Top Plan regulations and from of Letter of Assignment addressed to participants of the plan.(6)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(6)

(c) 2002-2004 Stock Option Plan (Olivetti).(7)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(7)

7.1 Statement explaining computation of ratio of earning to fixed charges.

8.1 List of Subsidiaries.(7)

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

(1)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).
(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).
|(3)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).
(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).
(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).
(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).
(7)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Amended Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/S/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

Dated September 2, 2004

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

	Wireline (2)(3)	Mobile	South America (4)	Internet and Media (5)	IT Market (3)	IT Group (3)	Olivetti Tecnost	Other Activities (3)(6)	Elimination and consolidation adjustments	Consolidated
2001(1)
Operating revenues
-Third parties	15,222	9,963	1,531	1,880	1,197	120	1,076	1,027	0	32,016
-Intersegment(7)	1,952	287	3	77	125	919	21	249	(3,633)	0

	17,174	10,250	1,534	1,957	1,322	1,039	1,097	1,276	(3,633)	32,016

Gross operating profit(8)	7,730	4,760	527	444	181	198	27	(340)	128	13,655
Operating income	4,338	3,136	187	31	133	51	(26)	(1,257)	(1,468)	5,125
Depreciation and amortization	3,199	1,469	253	320	29	134	57	395	1,756	7,612
Investments in fixed assets	1,979	1,530	351	82	20	84	42	229	0	4,317
Identifiable assets	20,326	17,036	3,242	4,072	1,562	1,066	990	51,295	(5,362)	94,227

2002(1)
Operating revenues
-Third parties	15,112	10,595	1,369	1,900	926	59	906	541	0	31,408
-Intersegment(7)	1,935	272	40	91	113	937	8	1,033	(4,429)	0

	17,047	10,867	1,409	1,991	1,039	996	914	1,574	(4,429)	31,408

Gross operating profit(8)	7,951	5,039	450	593	114	98	59	(261)	(28)	14,015
Operating income	4,677	3,358	146	232	64	(40)	4	(703)	(1,680)	6,058
Depreciation and amortization	2,940	1,512	252	280	40	133	34	371	1,665	7,227
Investments in fixed assets	1,837	1,075	201	28	13	83	26	28	0	3,291
Identifiable assets	19,472	14,211	2,590	3,876	1,365	1,343	772	46,333	(6,578)	83,384

2003
Operating revenues
-Third parties	15,364	11,562	1,104	1,122	804	41	637	216	0	30,850
-Intersegment(7)	1,852	220	22	175	87	1,059	18	910	(4,343)	0

	17,216	11,782	1,126	1,297	891	1,100	655	1,126	(4,343)	30,850

Gross operating profit(8)	8,255	5,502	400	322	84	96	40	(415)	(4)	14,280
Operating income	4,969	3,786	137	63	58	(36)	2	(760)	(1,430)	6,789
Depreciation and amortization	2,907	1,543	214	199	34	137	23	295	1,427	6,779
Investments in fixed assets	1,497	1,244	116	32	13	106	14	89	0	3,111
Identifiable assets	19,013	14,773	2,385	854	831	1,241	841	51,318	(10,755)	80,501

(1)	The data relating to 2002 and 2001 have been reclassified and presented consistent with the 2003 presentation.
(2)	As of June 16, 2003, Domestic Wireline changed its name to Wireline.
(3)	Starting from January 1, 2003, the Netikos group, the Webegg group, the TILab group, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. The TILab group moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	The data refer to the Entel Chile group, the Entel Bolivia group and the company Telecom Italia America Latina.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that, after the spin-off, was renamed Telecom Italia Media.
(6)	The data include the operations of the International Affairs Corporate Function, the TILab group, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—, the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002—, as well as the financial companies, the centralized group services and the staff functions.
(7)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segments. Such sales between segments are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(8)	Gross Operating Profit was €13,655 million, €14,015 million and €14,280 million in each of 2001, 2002 and 2003, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgement in applying accounting principles, such as bed debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors gross operating profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investor and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31,
	2001	2002	2003
	(millions of Euro)
Operating income	5,125	6,058	6,789
Depreciation and Amortization	7,612	7,227	6,779
Other external charges:
Provision for bad debts	448	546	471
Write-downs of fixed assets and intangibles	17	58	6
Provision for risks	389	114	70
Other provisions and operating charges	431	466	485
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(367)	(454)	(320)

Gross Operating Profit	13,655	14,015	14,280

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables reconcile operating income to the calculation of Gross Operating Profit on a segmental basis by showing the Statement of Operation Items included in calculating Gross Operating Profit.

	Year ended December 31, 2001
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and elimi- nations	Consoli- dated Total
	(millions of Euro)
Operating income	4,338	3,136	187	31	133	51	(26)	(2,725)	5,125
Depreciation and Amortization	3,199	1,469	253	320	29	134	57	2,151	7,612
Other external charges:
• Provision for bad debts	123	101	30	71	2	1	7	113	448
• Write-downs of fixed assets and intangibles	1	4	1	3	1	7	1	(1)	17
• Provision for risk	77	15	—	25	12	2	7	251	389
• Other provisions and operating charges	230	85	(1)	21	16	4	14	62	431
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(238)	(50)	57	(27)	(12)	(1)	(33)	(63)	(367)

Gross Operating Profit	7,730	4,760	527	444	181	198	27	(212)	13,655

	Year ended December 31, 2002
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and elimi- nations	Consoli- dated Total
	(millions of Euro)
Operating income	4,677	3,358	146	232	64	(40)	4	(2,383)	6,058
Depreciation and Amortization	2,940	1,512	252	280	40	133	34	2,036	7,227
Other external charges:
• Provision for bad debts	309	86	54	55	4	5	2	31	546
• Write-downs of fixed assets and intangibles	36	7	—	2	—	—	1	12	58
• Provision for risk	46	63	—	25	13	2	1	(36)	114
• Other provisions and operating charges	255	58	2	19	17	10	26	79	466
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(312)	(45)	(4)	(20)	(24)	(12)	(9)	(28)	(454)

Gross Operating Profit	7,951	5,039	450	593	114	98	59	(289)	14,015

	Year ended December 31, 2003
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and elimi- nations	Consoli- dated Total
	(millions of Euro)
Operating income	4,969	3,786	137	63	58	(36)	2	(2,190)	6,789
Depreciation and Amortization	2,907	1,543	214	199	34	137	23	1,722	6,779
Other external charges:
• Provision for bad debts	230	137	47	36	2	2	6	11	471
• Write-downs of fixed assets and intangibles	—	1	4	1	—	—	—	—	6
• Provision for risk	31	6	—	25	2	2	2	2	70
• Other provisions and operating charges	311	83	2	8	10	8	6	57	485
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(193)	(54)	(4)	(10)	(22)	(17)	1	(21)	(320)

Gross Operating Profit	8,255	5,502	400	322	84	96	40	(419)	14,280

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about the Group’s segments by geographic area for the year ended December 31, 2001, 2002 and 2003 is as follows (in millions of euro):

	Italy	Rest of Europe	North America, Central and South America	Australia, Africa and Asia	Consolidated
2001
Operating revenues	24,895	2,495	3,847	779	32,016
Identifiable assets	57,242	29,869	6,913	203	94,227
Investments in fixed assets	2,940	390	961	26	4,317

2002
Operating revenues	25,029	2,665	3,257	457	31,408
Identifiable assets	53,809	24,703	4,710	162	83,384
Investments in fixed assets	2,464	207	610	10	3,291

2003
Operating revenues	24,811	2,478	3,155	406	30,850
Identifiable assets	44,041	31,661	4,703	96	80,501
Investments in fixed assets	2,288	176	646	1	3,111

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

The methodology used for the fair valuation of each of the asset groups within the purchase price allocation, for the allocation of the 60.47% acquisition of minority interests, is described in the following paragraphs.

Current assets at fair value, reported in the table above, consist principally of cash and banks, assets held for sale, marketable debt and equity securities, accounts receivable and other assets. With respect to assets held for sale, they are reported at fair value. Marketable debt and equity securities are at fair value determined by either using stock market price or valuations primarily based on discounted cash flow methodology. Accounts receivable to be recovered in the short-term are at fair value, based on estimated net realizable value.

Property, plant and equipment at fair value consist principally of fixed assets utilized for the Group’s operations and of real estate. Fair value for fixed assets utilized for the Group operations and fair value for real estate are based on replacement costs and other market value information.

Intangible assets at fair value include those assets which have been identified in accordance with the criteria outlined in SFAS 141 and valued in accordance with valuation techniques primarily based on an income approach. The significant identified intangible assets include: customer lists of Wireline, Mobile and Internet segments, brand names of Wireline and Mobile segments, distribution network and licenses of the Mobile segment and portals and contracts of the Internet segment. Other intangible assets at fair value include principally software.

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

Under U.S. GAAP, the securities must be classified into various categories depending on the intent of management. Under U.S. GAAP the securities are classified as either trading or available for sale. The Group’s “trading securities” are recorded at fair value, with unrealized gains and losses included in earnings. Available for sale securities are carried at fair value, with any unrealized gains or losses reflected in other comprehensive income on a net of tax basis. Declines in fair value of available for sale securities that are other than temporary are reflected in current period earnings. Write-downs are not reversed upon the eventual recovery of the assets market value.

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

TELECOM ITALIA S.p.A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2002, the Group continued to make investments in Aria—Is TIM. At December 31, 2002, the Group owned 49% of the voting stock of Aria—Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular), have not occurred. The de-regulation of the Turkish market did not occur for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain.

Since its inception, Aria—Is TIM and its shareholders made repeated and formal efforts to have this situation rectified but were de facto prevented from entering the Turkish mobile telephony market, thereby infringing the terms and conditions of the tender made for the license. As a result of the necessary conditions to open the mobile telecommunications market in Turkey to competition not having occurred, Aria—Is TIM suffered significant losses and was unable to effectively compete against the two much larger incumbent operators. Due to the considerable damages suffered by the Group’s investee, Aria—Is TIM filed a Request for Arbitration against the local telecommunications authority, requesting a refund reflecting damages in the amount of U.S.$2.5 billion. In conjunction with the arbitration claim, TIM undertook a full review of the investment at year end December 31, 2002. That review included two appraisals, to assess the fair value of the equity investee. The review encompassed all of the investments to date in Aria—Is TIM, including the original €1.7 billion in convertible loans and the €850 million relating to the Group’s exposure with the same investee. Based on the fair value report of the investment bank and the independent analysis of the Group, a charge of €2,341 million was taken. This charge together with the €171 million accrual for losses of Aria—Is TIM resulted in total charges related to the equity investee in 2002 of approximately €2.5 billion.

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