Form 20-F
period 2004-12-31
TELECOM ITALIA S P A
filed 2005-05-27
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Shares or Savings Shares, as the case may be, pursuant to the requirements of the Securities and Exchange Commission.

i

5.11.3 FINANCIAL INSTRUMENTS	194

❖ INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT	194

❖ DERIVATIVE INSTRUMENTS ON DEBT POSITIONS	195

❖ INTEREST RATE SWAPS AND INTEREST RATE OPTIONS	196

❖ CROSS-CURRENCY AND INTEREST RATE SWAPS AND CURRENCY FORWARDS	198

❖ DERIVATIVE INSTRUMENTS ON FINANCIAL ASSETS AND ON SHORT-TERM TREASURY OPERATIONS	199

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	200

6.1 DIRECTORS	200

6.1.1 BIOGRAPHICAL DATA	201

6.2 EXECUTIVE OFFICERS	206

6.3 BOARD OF AUDITORS	208

6.4 EXTERNAL AUDITORS	209

6.5 EMPLOYEES	210

6.6 COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS	212

6.6.1 COMPENSATION OF DIRECTORS	212

6.6.2 COMPENSATION OF EXECUTIVE OFFICERS	215

6.6.3 COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS	215

6.7 OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT	216

Item 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS	218

7.1 MAJOR SHAREHOLDERS	218

7.1.1 THE OLIMPIA SHAREHOLDERS’ AGREEMENTS	218

7.1.2 SHAREHOLDERS’ OWNERSHIP	220

❖ BOARD OF DIRECTORS	220

❖ BOARD OF AUDITORS	220

7.1.3 CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY	221

7.2 RELATED-PARTY TRANSACTIONS	223

Item 8. FINANCIAL INFORMATION	229

8.1 HISTORICAL FINANCIAL STATEMENTS	229

8.2 UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA	229

8.2.1 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE PROPOSED TIM ACQUISITION AND SELECTED CORPORATE EVENTS POST DECEMBER 31, 2004	229

8.2.2 NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	232

8.2.3 POTENTIAL EFFECTS ON TELECOM ITALIA OF THE TIM ACQUISITION AND OTHER CORPORATE EVENTS	234

8.3 LEGAL PROCEEDINGS	235

Item 9. LISTING	244

9.1 TRADING OF TELECOM ITALIA SHARES AND SAVINGS SHARES	244

9.2 TRADING OF OLD TELECOM ITALIA SHARES AND SAVINGS SHARES	245

9.3 SECURITIES TRADING IN ITALY	246

9.4 CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES	247

Item 10. ADDITIONAL INFORMATION	248

10.1 CORPORATE GOVERNANCE	248

10.1.1 DIFFERENCES IN TELECOM ITALIA’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES	248

10.1.2 GENERAL	249

❖ CODE OF ETHICS AND CONDUCT	249

❖ BOARD OF DIRECTORS	250

v

Introduction

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

Beginning with the first quarter ended March 31, 2005, we will report our financial information and prepare our financial information and our financial statements in accordance with International Financial Reporting Standards (“IFRS”). See “Item 3. Key Information—3.1 Risk Factors—In 2005 we are obliged to adopt IFRS which will impact our financial results and results of operations as they differ in significant respects from Italian GAAP”, and “Item 5. Operating and Financial Review and Prospects—5.4 Critical Accounting Policies” and “—5.5 Adoption of International Accounting Standards”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including the continuing developments in competition in all aspects of our businesses from new competitors and from new and enhanced technologies, our outlook for growth in the telecommunications industry both within and outside of Italy, including our targets for the period 2005-2007 and our outlook regarding developments in the telecommunications industry, including certain trends we have identified particularly in our core Italian market, continuing regulatory measures regarding pricing and access for other local operators. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—3.1 Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.3 Significant Developments During 2004” and “—4.1.8 Updated Targets and Strategy”, (iii) “Item 4. Information on the Telecom Italia Group—4.3 Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—8.3 Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risks”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside our control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

Introduction

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact and consequences of the Merger and the TIM Acquisition (each as defined below);

•	the impact of the economic recovery in Latin American and economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2005-2007 period;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS network and services and to realize the benefits of investment in our UMTS license and related capital expenditures;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See “Item 3. Key Information—3.1 Risk Factors” and the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

Key Definitions

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Merger	means the merger of Old Telecom Italia into Olivetti, approved by the shareholders of Old Telecom Italia and Olivetti on May 24, 2003 and on May 26, 2003, respectively, which became effective on August 4, 2003.

Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

TIM	means Telecom Italia Mobile S.p.A. and following the spin-off of the domestic mobile assets which is part of the TIM Acquisition, TIM Italia S.p.A., the Telecom Italia Group’s subsidiary operating in the mobile telecommunications business.

TIM Acquisition	means the acquisition by Telecom Italia of the ordinary shares and savings shares of TIM it does not already own through a cash tender offer completed on January 21, 2005 to be followed by a merger of TIM S.p.A. with and into Telecom Italia, expected to be completed by the end of June, 2005.

Telecom Italia Media	means the corporate name of the remaining part of Seat Pagine Gialle S.p.A. which resulted from the proportional spin-off of the directories and most of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and new SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary operating the Internet & Media business.

EU	means the European Union.

Item 1. Identity of Directors, Senior Management and Advisers Item 2. Offer Statistics and Expected Timetable Item 3. Key Information	Risk Factors

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.     KEY INFORMATION

3.1    RISK FACTORS

Strong competition in Italy may further reduce our core market share of domestic and international traffic and may cause further reductions in prices and margins.

Strong domestic competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, our fixed-line and mobile voice telecommunications businesses. This competition may increase further due to the consolidation and globalization of the telecommunications industry in Europe and elsewhere. Consolidation is increasing rapidly and competition is expected to rise at all levels in the future. In addition, the use of the single European currency and the liberalization of the Italian telecommunication market has further intensified competition by facilitating international operators’ entry into the Italian market and direct competition with our fixed line and mobile telephony businesses, particularly in the local and long-distance markets. As of December 31, 2004, there were a number of significant competitors offering fixed-line services and three other operators (besides TIM) offering mobile services in the Italian domestic market; the third mobile competitor (H3G) entered the market in 2003, offering third generation commercial services. Although we stopped the decline in our market share of voice traffic in our fixed line business during 2003 and maintained our market share in 2004, continuing pressures on prices due to competition and further erosion in market shares could adversely affect our results of operations. Continuing changes to the regulatory regime, including carrier preselection, number portability and local loop unbundling as well as the implementation of new EU telecommunications directives and the continuing entry of strong international operators in our markets are increasing competition for the services we provide, particularly in our fixed line business, which could also adversely affect our business.

Our business may be adversely affected and we may be unable to increase our revenues if we are unable to continue the introduction of new services to stimulate increased usage of our fixed and wireless networks.

In order to sustain growth in revenues despite increased competition and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line and wireless businesses to increase traffic on our networks and find alternative revenue sources, in addition to carrying voice traffic on our networks. These services include non-voice services such as ADSL, which provides services such as fast Internet, multimedia and video conferencing, data traffic and value-added services such as interactive mobile services that allow users to receive news or engage in simple banking transactions. Other revenue sources also include increased interconnection traffic from other operators using our fixed-line network. In addition to the introduction of new services in recent years, we continue to develop new products and services, such as new data services for business customers, broadband services, enhanced communication services and new equipment and voice packages, in order to attract and retain customers, particularly business customers, and to stimulate usage of our fixed and wireless telecommunications network. We are also investing in new infrastructure and technologies to enable us to introduce new products and services. These strategic initiatives have required and will continue to require substantial expenditures and commitment of human resources. Although these initiatives are core to our strategy, we may be unable to introduce commercially these new products and services, and even if we introduce them, there can be no assurance they will be successful.

Item 3. Key Information	Risk Factors

Our business will be adversely affected if we are unable to successfully implement our business plans, particularly in light of the Merger and the TIM Acquisition. Factors beyond our control may prevent us from successfully implementing our strategy.

Following the change in control of Old Telecom Italia in late 2001, we adopted our 2002-2004 Industrial Plan (the “Industrial Plan”) and established priorities for this three year period. The main objectives were to:

•	Strengthen competitive capabilities;

•	Improve cost efficiency; and

•	Strengthen the financial structure.

The most significant objectives of the Industrial Plan were achieved, particularly the sale of non-core assets and debt reduction. We also took steps to strengthen our competitive position in our core Italian domestic market through the introduction of new products and tariff packages and our focus on lowering costs through the reduction of operating expenses and capital expenditures.

In order to satisfy a series of business needs, prompted by the progressive convergence between fixed and mobile platforms, Telecom Italia decided to make the TIM Acquisition. The strategic and industrial objectives of the TIM Acquisition are to:

•	simplify the chain of ownership of the group;

•	unify management of the fixed and mobile businesses to improve business opportunities;

•	realize significant synergies from the integrated management of fixed and mobile telecommunications in Italy and abroad; and

•	optimize financial and cash flows within the Telecom Italia Group by managing our debt more efficiently, making better use of financial leverage and reducing our weighted average cost of capital.

In connection with the Merger and the TIM Acquisition, we confirmed the objectives and guidelines of the Industrial Plan and established certain targets for the 2005-2007 period, which include strict capital expenditures and cost controls and instituting other actions to ensure the reduction of the debt level we have as a result of the Merger and the TIM Acquisition. See “Item 3. Key Information—3.1 Risk Factors—As a result of the Merger and the TIM Acquisition we remain highly leveraged”.

Factors beyond our control that could affect the implementation and achievement of the strategic objectives of the TIM Acquisition and reaching our targets for the period 2005-2007 include:

•	our ability to manage costs;

•	our ability to attract and retain highly-skilled and qualified personnel;

•	our ability to effectively integrate the Telecom Italia and TIM organizations;

•	our ability to achieve the synergies anticipated from the TIM Acquisition;

•	our ability to leverage on our core skills with particular focus on Latin America mobile and international broadband operations;

•	difficulties in developing and introducing new technologies, managing innovation, providing value-added services and increasing usage of our networks;

•	our ability to manage the fixed to mobile substitution trends;

•	our ability to divest additional non-core businesses and the adequacy of the returns of such divestitures;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of our services and increasing competition;

•	the effect of adverse economic trends on our principal markets;

•	the effect of foreign exchange fluctuations on our results of operations; and

•	the success of new “disruptive” technologies that could cannibalize fixed and mobile revenues.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services businesses, are subject to significant extensive regulatory requirements in Italy and our international operations and investments are subject to regulation in their host countries. In Italy, we are the only operator subject to universal service obligations, which requires us to provide:

•	fixed line public voice telecommunications services in non-profitable areas;

•	subscriber information services at affordable prices; and

•	public payphones.

Item 3. Key Information	Risk Factors

In addition, the Italian regulator responsible in Italy for the regulation of the telecommunications, radio and television broadcasting sector (the “National Regulatory Authority”) has identified the Company as an operator having significant market power in all relevant markets. As a result, we are, and, if we continue to be identified as having significant market power in all relevant markets, will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct our business in a transparent and non-discriminatory fashion;

•	a requirement to have our prices for fixed voice telephony services and Reference Interconnection Offer, the tariff charged to other operators to utilize our network, subject respectively to a price cap and a network cap mechanism. This cap mechanism places certain limits on our ability to change our prices for certain services; and

•	a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-oriented prices. These services include allowing other operators to connect to our network and transport traffic through the network as well as offering certain services related to our local access network, or local loop, on an unbundled basis to these other operators to enable these operators to directly access customers connected to the network by leasing the necessary components from us.

As a member of the EU, Italy is required to adapt its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002 which has been effective in Italy since September 2003. Included within this new framework is the obligation on the part of the National Regulatory Authority to identify operators with “significant market power” based on a market analysis in eighteen separate retail and wholesale markets, in which it is considered necessary to intervene to protect free competition. The National Regulatory Authority is currently conducting its analysis. The new framework establishes criteria and procedures for identifying remedies applicable to operators with “significant market power.” The conclusion of this analysis and the implementation of these revised telecommunications regulations and possible future decisions relating thereto, which is expected to be completed before the second half of 2005, may change the regulatory environment in a manner adverse to us, particularly as they relate to new services which may not currently be part of the eighteen identified markets. Please see “Item 4. Information on the Telecom Italia Group—4.3 Regulation” in this report for more information on the regulatory requirements to which we are subject.

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

We may not achieve the expected return on our significant investments and capital expenditures made in Latin America and in our other selected international investments due to the competitive environment in these markets.

In recent years we have repositioned our international strategy, sold significant non-core international assets, and elected to focus our international strategy on:

•	consolidating our international presence in Latin America, Europe and the Mediterranean Basin;

•	developing our international investments in high-growth market segments, such as wireless, data and Internet (broadband);

•	strengthening our role of strategic partner in existing investments by increasing the transfer of our technological expertise and marketing know-how; and

•	rationalizing our existing international portfolio by divesting minority participations in non-strategic geographical markets.

As a result of this change in strategy, in the 2002-2003 period we divested certain of our most significant European assets such as BDT (Bouygues Decaux Telecom), Autel (Mobilkom Austria), Telekom Austria,

Item 3. Key Information	Risk Factors

9Telecom group and Auna. Consistent with our strategy to focus our Latin American operations principally in Brazil, we recently disposed of Entel Chile (Chile) and intend to sell our interest in Corporacion Digitel (Venezuela) and we will continue to seek to divest certain international non-strategic assets. In April 2005, we entered into an agreement to sell our stake in TIM Hellas, our Greek mobile telecommunications operator. In addition, certain investments which were made during the 1999-2001 period declined significantly in value resulting in write-downs and asset impairments which materially adversely affected our results of operations in 2002, and to a lesser degree in 2003 and 2004. We will continue to target our international investments in Latin America, particularly mobile telecommunications in Brazil, European broadband and mobile telecommunications in selected markets. These investments will continue to require significant capital expenditures and there can be no assurance that we will be able to achieve a satisfactory return on our investments or that we will not suffer further losses and write-downs in markets where we have decided to focus our investments.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments.

The telecommunications industry is in a period of rapid technological change. Many of the services we offer are technology-intensive and the development of new technologies may render such services non-competitive or reduce prices for such services. We make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may not prove to be commercially successful. In addition, we may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have the obligations to maintain an installed base of older equipment. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base.

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

Because we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside the euro zone, particularly in Latin America, movements in the exchange rates of the euro against other currencies can adversely affect our revenues and operating results. A rise in the value of the euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position. In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the euro, principally the U.S. dollar. Accordingly, the value of those liabilities will be affected by fluctuations of the currencies of the countries in which we operate against the currency in which the financing is denominated. We generally enter into a number of forward currency transactions, swaps and options to manage foreign currency risk exposure with respect to our non-euro denominated liabilities. However, we can give no assurances that we will be successful in managing foreign currency risk exposure, taking into consideration that appropriate foreign currency swaps and options may not be available as needed on the relevant financial markets. In recent years reported results of our Latin American operations have been adversely affected by changes in local currencies against the euro. In particular, in 2004 the strengthening of the euro against the local currencies in Latin America adversely affected the revenues of the Mobile Business Unit by €150 million.

Our total gross financial debt at year end 2004 was €38,844 million (€41,465 million at year end 2003). On January 28, 2005, in connection with the Cash Tender Offer for TIM ordinary and savings shares as part of the

Item 3. Key Information	Risk Factors

TIM Acquisition, we borrowed an additional €11.3 billion under a €12 billion Term Loan Facility, granted by a pool of Italian and international banks (€0.7 billion of the Tranche A was partially cancelled at the time of drawdown). On February 11, 2005, the remaining €2.3 billion of Tranche A was repaid in advance and cancelled, leaving €9 billion outstanding under the Term Loan Facility. Interest on this debt is calculated by applying an average spread over Euribor of 0.55 basis points. As a result, our total interest payable will increase in 2005 compared to 2004 and our exposure of total debt subject to floating interest rates has increased as well.

We enter into derivative transactions to hedge our interest exposure and to diversify debt parameters in order to reduce debt cost and volatility within predefined target boundaries. However, we can give no assurance that fluctuations in interest rates will not adversely affect our results of operations.

We may not realize the benefits of our investment in our UMTS license and related capital expenditures.

Through TIM, we have acquired a third generation mobile telephone, or UMTS, license to commence operations of UMTS services in Italy. TIM committed to pay €2,417 million for its license, with €2,066 million paid in December 2000 and three installments of €117 million paid in November 2001, November 2002 and December 2003. The size of the market for UMTS products and services is unknown and may fall short of the industry’s expectations. We cannot be certain that the demand for such services will justify the related costs. We have made investments, although required under our license, which may not be commercially desirable. In addition, there are a number of significant competitors in Italy offering these services including one competitor only offering third generation services, which competitor entered the market prior to our third generation services being available.

We have made significant investments, in accordance with the terms and conditions of our license, to create the infrastructure to offer UMTS services. TIM commenced offering UMTS services in Italy in the second half of 2004 and it is not yet possible to assess the response of the market. Given the substantial costs of upgrading our existing networks to support UMTS and the uncertainty regarding the commercial adoption of UMTS, we may not be able to recoup our investment according to our estimates, if at all.

The mobile telecommunications market in Italy has matured and become saturated in recent years and growth has slowed significantly which means our revenues may not grow as rapidly as in the past.

In recent years, our consolidated revenues have grown or remained stable in large part because of the rapid growth in the mobile communications business which has offset flat or declining revenues in our Italian fixed line business. This growth has been driven largely by the rapid expansion of the mobile telecommunications market in Italy. However, as a result of this growth, the Italian market is approaching saturation levels, with penetration rates now around 109% (due to many subscribers having more than one line). TIM’s domestic market share declined in 2004 from approximately 46% in the past two years to 42% at the end of 2004. As a result, revenue growth is no longer driven by the rapid subscriber growth which TIM experienced in the 1998-2001 period. Offsetting this decline has been growth in international markets, particularly Brazil, but these markets on the whole are not yet profitable.

Continued growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors, including consolidation, tariff reductions and handset subsidies;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and the attractiveness of these to customers;

•	the success of new disruptive technologies;

•	customer usage habits;

•	general economic conditions; and

•	health risks or safety concerns associated with mobile telephones and transmission equipment.

If the mobile telecommunications markets in which we operate do not continue to expand, or we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed.

Item 3. Key Information	Risk Factors

Devaluations of telecom assets and write-downs could adversely affect our financial condition and results of operations.

In recent years the market for telecom stocks and credit ratings of market participants, as well as our ongoing review and refinement of our business plan, resulted in substantial impairment write-downs of our assets (in particular goodwill) which materially adversely affected our results of operations in 2001 and 2002. Although the negative impact of write-downs in 2003 and 2004 was much lower than 2001 and 2002, there can be no assurance that similar events in the future may not result in further substantial impairment write-downs from assets.

We may be adversely affected if we fail to successfully implement our Internet and broadband strategy in Italy and internationally.

The introduction of Internet and broadband services are an important element of our growth strategy and means to increase the use of our networks in Italy and expand our operations outside of Italy, particularly in Europe. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:

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

Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.

As a result of the Merger and the TIM Acquisition we remain highly leveraged.

Under Italian GAAP, our gross financial debt was €38,844 million at December 31, 2004 compared with €41,465 million at December 31, 2003, and our total net financial debt was €29,525 million as of December 31, 2004 compared with €33,346 million at December 31, 2003. See “Item 3. Key Information—3.3 Selected Financial and Statistical Information—Note 9” which reconciles our net financial debt to our gross financial debt.

At December 31, 2004, our gross and net financial debt did not include debt incurred for the TIM Acquisition. As a result of the total outlay borne by Telecom Italia for the purchase of TIM shares tendered and accepted in the Public Tender Offer, we have incurred additional debt of €9 billion and, after taking into account certain cash payments (€2.5 billion for the Public Tender offers and €2.3 billion used to repay a portion of the Term Loan Facility), net financial debt would have increased by €13.8 billion. As a result of the tender offer and related transactions, our pro forma gross financial debt and pro forma net financial debt at December 31, 2004 would have been €47.8 billion and €43.3 billion, respectively. Under IFRS net financial debt would increase a further €3.3 billion. We are targeting reducing our net financial debt through:

•	significant cash flow generation by our core businesses, and

•	net proceeds from disposals used to reduce outstanding debt.

There can be no assurance that factors beyond our control, including but not limited to deterioration in general economic conditions, will not significantly affect our ability to generate cash to reduce debt or to refinance existing debt through further borrowing.

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

Item 3. Key Information	Risk Factors

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

In 2005 we are obliged to adopt IFRS which will impact our financial results and results of operations as they differ in significant respects from Italian GAAP.

Until 2004, we prepared our consolidated financial statements in accordance with Italian GAAP. In June 2002, the Council of Ministers and the Parliament of the EU adopted new regulations requiring all listed EU companies, including us, to apply IFRS (previously known as “International Accounting Standards” or “lAS”) in preparing their consolidated financial statements from January 1, 2005. Because our consolidated financial statements prepared in accordance with IFRS will differ from our consolidated financial statements prepared in accordance with Italian GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities could be affected.

Please see “Item 5. Operating and Financial Review and Prospects—5.5 Adoption of International Accounting Standards” for a more complete description of the impact of IFRS reporting on our consolidated financial statements.

Risks associated with Telecom Italia’s ownership chain.

Although, as a result of the Merger, no shareholder controlled Telecom Italia, because of the voto di lista system for the election of directors, currently 15 out of 21 of our directors (of whom, however, 11 are considered independent) were elected from a slate of candidates proposed by Olimpia, which is currently the largest shareholder in Telecom Italia. As a result of a series of transactions entered into by Olimpia, as of the date hereof, Olimpia holds 21.4% of the Telecom Italia shares. Upon completion of the merger in connection with the TIM Acquisition, and based on the exchange ratio established for the merger of TIM into Telecom Italia, it is estimated that Olimpia’s stake in Telecom Italia will be diluted back to approximately 18% on completion of the merger of TIM into Telecom Italia. See “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

In addition, Marco Tronchetti Provera and Carlo Orazio Buora, respectively Executive Chairman and Managing Director of Telecom Italia, are also, respectively, Chairman and Managing Director of Pirelli & C. S.p.A., which currently owns a 57.66% stake in Olimpia. Mr. Tronchetti Provera is Chairman of Olimpia and Mr. Buora is a member of Olimpia’s board of directors. See “Item 6. Directors, Senior Management and Employees—6.1 Directors—6.1.1 Biographical Data”.

Although Olimpia does not and will not own a controlling interest in Telecom Italia voting shares, Olimpia retains significant power as a result of its proposal of a majority of the present Telecom Italia Board members who were elected in May 2004. As a result, Olimpia may be able to influence certain corporate actions and may exert a significant influence on all matters to be decided by a vote of shareholders. In principle, the interests of Olimpia in deciding these matters could be different from the interests of Telecom Italia’s other ordinary shareholders and it is possible that certain decisions could be taken that may be influenced by the needs of Olimpia.

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

Item 3. Key Information	Risk Factors

Telecom Italia’s financial position is not directly related to Olimpia and—as such—Telecom Italia does not have any obligations with respect to such debt since they are separate legal entities. Notwithstanding the foregoing, since certain rating agencies view Olimpia’s and Telecom Italia’s financial position together, such a view could affect our debt ratings, which may adversely affect Telecom Italia’s financial flexibility and its cost of capital.

Although no shareholder controls Telecom Italia and thus is in a position to prevent a takeover of Telecom Italia, the Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws pursuant to compulsory legal provisions: specifically, the so-called “Golden Share” still provides for the Italian State’s authority to approve or disapprove of the acquisition of material interests in our share capital (which is defined as 3% of the voting share capital). Currently, the exercise of special powers by the Italian State with respect to privatized companies (including Telecom Italia) is governed by ad hoc rules and the special powers themselves are undergoing further changes, but it is possible that the Italian State’s Golden Share could make a merger with or takeover of Telecom Italia more difficult or discourage certain bidders from making an offer. See “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian Treasury”.

Item 3. Key Information	Exchange Rates

3.2    EXCHANGE RATES

We publish our consolidated financial statements in euros. References to “€”, “euro” and “Euro” are to the euro, the single unified currency that was introduced in Italy and 10 other member states of the EU on January 1, 1999. References to “lire”, “lira” and “Lit.” are to Italian lire, the former Italian non-decimal denomination of the euro, and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars, the currency of the United States of America. The exchange rate at which the lira was irrevocably fixed against the euro is Lit.1,936.27 = €1.00.

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.3538, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2004.

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

The following table sets forth for the years 2000 to 2004 and for the beginning of 2005 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period End
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
2005 (through May 23, 2005)	1.3476	1.2630	1.3039	1.2630
Monthly Amounts
December 2004	1.3625	1.1801	1.2438	1.3538
January 2005	1.3476	1.2954	1.3123	1.3049
February 2005	1.3274	1.2773	1.3013	1.3274
March 2005	1.3465	1.2877	1.3185	1.2969
April 2005	1.3093	1.2819	1.2943	1.2919
May 2005 (through May 23, 2005)	1.2936	1.2553	1.2751	1.2575

(1)	Average of the rates for the last business day of each month in the relevant period except for May 2005 for which the date used is May 23, 2005.

The shares and savings shares of Old Telecom Italia and the shares of Olivetti have traded on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro since January 4, 1999. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the Savings Shares and the price of the American Depositary Shares (“ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends were paid by Old Telecom Italia and Olivetti in lire until 2001 (Olivetti paid no dividend in 2001) and in euro starting from 2002 (Olivetti paid no dividend in 2002). Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

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

Item 3. Key Information	Selected Financial And Statistical Information

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

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

As a result of the Merger, the summary selected financial data set forth below are consolidated financial data of Olivetti, not Old Telecom Italia, and are presented on the following basis:

•	the Telecom Italia Group’s selected financial data as of and for each of the years ended December 31, 2003 and 2004 have been extracted or derived from the consolidated financial statements of the Telecom Italia Group prepared in accordance with Italian GAAP and which have been audited by Reconta Ernst & Young S.p.A. independent auditor; and

•	the Telecom Italia Group’s selected financial data as of and for each of the years ended December 31, 2002, 2001 and 2000 have been extracted or derived (other than the 2000 pro forma data) from the Olivetti Group’s consolidated financial statements prepared in accordance with Italian GAAP and which have been audited by the following independent auditors: Reconta Ernst & Young S.p.A. (for the years ended December 31, 2002 and 2001) and PricewaterhouseCoopers S.p.A. (for the year ended December 31, 2000).

Unless otherwise indicated, amounts presented are based on Italian GAAP. The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)	2004
	(millions of Euro, except per share amounts)						(millions of U.S. dollars, except per share amounts)(3)
Statement of Operations Data in accordance with Italian GAAP:
Operating revenues	30,116	28,374	32,016	31,408	30,850	31,237	42,289
Other income	483	459	476	504	345	315	426

Total revenues	30,599	28,833	32,492	31,912	31,195	31,552	42,715

Cost of materials	3,058	2,931	2,640	2,315	2,081	2,414	3,268
Salaries and social security contributions	5,245	4,965	4,919	4,737	4,303	4,045	5,476
Depreciation and amortization(4)	6,946	6,509	7,612	7,227	6,779	6,646	8,997
Other external charges	11,136	10,476	12,687	12,188	11,934	12,014	16,265
Changes in inventories	(318)	(296)	92	62	114	(25)	(34)
Capitalized internal construction costs	(912)	(831)	(583)	(675)	(805)	(742)	(1,005)

Total operating expenses(4)	25,155	23,754	27,367	25,854	24,406	24,352	32,967

Operating income(4)	5,444	5,079	5,125	6,058	6,789	7,200	9,748

Financial income	1,202	1,162	1,446	1,569	992	1,381	1,870
Financial expense(4)	(3,857)	(3,648)	(6,559)	(4,647)	(3,256)	(3,215)	(4,353)

Of which write-downs and equity in affiliated and other companies, net	(1,037)	(1,025)	(1,771)	(487)	(91)	(30)	(42)
Other income and (expense), net	135	165	(3,109)	(5,496)	(1,083)	(410)	(555)

Income (loss) before income taxes and minority interests	2,924	2,758	(3,097)	(2,516)	3,442	4,956	6,710
Income taxes	(1,923)	(1,813)	(579)	2,210	(1,014)	(3,054)	(4,135)
Net income (loss) before minority interests	1,001	945	(3,676)	(306)	2,428	1,902	2,575
Minority interests	(1,941)	(1,885)	586	(467)	(1,236)	(1,121)	(1,518)

Net income (loss)	(940)	(940)	(3,090)	(773)	1,192	781	1,057

Net income (loss) per Share(5)	(0.20)	(0.20)	(0.36)	(0.09)	0.07	0.04	0.054
Dividends per Share	0.0350	0.0350	—	—	0.1041	0.1093 (6)	0.1480
Dividends per Savings Share	—	—	—	—	0.1151	0.1203 (6)	0.1629

Amounts in accordance with U.S. GAAP:
Total revenues	—	—	29,201	29,191	29,467	30,593	41,417
Operating income	—	—	3,538	7,181	8,034	7,006	9,485
Net income (loss) before minority interests, discontinued operations and cumulative effect of accounting changes	—	—	(2,994)	6,341	3,190	2,801	3,792
Minority interests	—	—	18	(3,016)	(1,523)	(1,205)	(1,631)
Net income (loss) from discontinued operations	—	—	(1,050)	(1,369)	195	(55)	(74)
Cumulative effect of accounting changes, net of tax	—	—	20	—	(21)	—	—
Net income (loss)	—	—	(4,006)	1,956	1,841	1,541	2,086
Net income (loss) per Share before discontinued operations and cumulative effect of accounting changes—Basic	—	—	(0.87)	0.82	0.18	0.10	0.14
Net income (loss) per Share before discontinued operations and cumulative effect of accounting changes—Diluted	—	—	(0.87)	0.82	0.18	0.10	0.14
Net income (loss) per Share from discontinued operations—Basic	—	—	(0.31)	(0.34)	0.02	(0.01)	(0.01)
Net income (loss) per Share from discontinued operations—Diluted	—	—	(0.31)	(0.34)	0.02	(0.01)	(0.01)
Net income (loss) per Share from cumulative effect of accounting changes—Basic	—	—	0.01	0.00	(0.01)	(0.00)	(0.00)
Net income (loss) per Share from cumulative effect of accounting changes—Diluted	—	—	0.01	0.00	(0.01)	(0.00)	(0.00)
Net income (loss) per Share—Basic(7)	—	—	(1.17)	0.48	0.20	0.09	0.12
Net income (loss) per Share—Diluted(7)	—	—	(1.17)	0.48	0.20	0.09	0.12

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)	2004
	(millions of Euro)						(millions of U.S. dollars)(3)

Balance Sheet Data in accordance with Italian GAAP:
Total current assets(4)	21,097	20,957	23,417	22,597	22,429	21,980	29,757
Tangible assets, net	23,776	21,072	22,097	19,449	18,324	17,717	23,985
Intangible assets, net(4)	39,528	39,062	39,045	34,412	33,853	32,874	44,505
Total assets	95,360	91,832	94,227	83,384	80,501	76,609	103,713
Short-term debt	16,927	16,536	9,072	6,827	10,613	2,027	2,744
Total current liabilities	30,179	29,207	22,984	20,385	23,373	14,650	19,833
Long-term debt	27,485	25,950	37,747	33,804	30,852	36,817	49,843
Total liabilities	63,994	61,304	67,874	62,760	59,912	56,748	76,825
Total stockholders’ equity before minority interests	13,856	13,856	12,729	11,640	16,092	15,172	20,540
Total stockholders’ equity	31,366	30,528	26,353	20,624	20,589	19,861	26,888

Amounts in accordance with U.S. GAAP:
Total current assets	—	—	32,449	27,262	21,837	24,885	33,689
Tangible assets, net	—	—	23,924	21,241	21,461	20,780	28,132
Intangible assets, net	—	—	37,752	36,808	58,413	58,385	79,042
Total assets	—	—	104,456	93,893	108,233	107,544	145,593
Total current liabilities	—	—	26,075	21,310	23,617	17,610	23,840
Long-term debt	—	—	41,865	37,684	32,418	39,257	53,146
Total liabilities	—	—	77,304	69,296	68,086	67,789	91,773
Stockholders’ equity(8)	—	—	13,612	15,224	35,067	34,827	47,149

	As of December 31,
	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)
Financial Ratios in accordance with Italian GAAP:
Operating income/operating revenues (ROS) (%)	18.1	17.9	16.0	19.3	22.0	23.0
Net debt/Net invested capital (debt ratio)(%)(9)	54.5	53.9	59.3	61.8	61.8	59.8
Ratio of Earnings to fixed charges(10)	2.76	2.87	0.58	0.21	2.55	3.39

Financial Ratios in accordance with U.S. GAAP:
Ratio of Earnings to fixed charges(10)	—	—	0.68	2.16	3.03	3.63

Employees:
Group’s employees (at period-end)	120,973	113,475	116,020	106,620	93,187	91,365
Group’s employees (average number)	131,266	123,994	113,974	107,079	95,804	88,892
Operating revenues/Group’s employees (average number) (thousands)	229.40	228.8	280.9	293.3	322.0	351.4

Statistical Data:
Wireline:
Subscriber fixed lines in Italy (thousands)(11)	27,153	27,153	27,353	27,142	26,596	25,957
ISDN equivalent lines in Italy (thousands)(12)	4,584	4,584	5,403	5,756	6,027	5,805
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(13)	—	—	390	850	2,200	4,430
Voice Offers in Italy—(thousands)(14)	—	—	4,094	5,224	5,547	5,883

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2000(1)	2000 pro forma (Unaudited) (1)(2)	2001(1)	2002(1)	2003(1)	2004(1)
Network infrastructure in Italy:
– access network in copper (millions of km—pair)	104.0	104.0	104.3	104.3	105.2	105.2
– access network and transport in fiber optics (millions of km of fiber optics)	3.1	3.1	3.2	3.6	3.6	3.7
Network infrastructure abroad:
– european backbone (km of fiber optics)	36,600	36,600	36,600	36,600	39,500	39,500

Mobile:
TIM lines in Italy (thousands)(15)	21,601	21,601	23,946	25,302	26,076	26,259
TIM group foreign lines (thousands)(16)	7,637	7,637	10,923	13,809	18,438	27,563
TIM group lines total (Italy + foreign in thousands)(16)	29,238	29,238	34,869	39,111	44,514	53,822
GSM penetration in Italy (% of population)	99.6	99.6	99.7	99.8	99.8	99.8

Internet and Media:
Page views Virgilio (millions)	2,218	2,218	3,945	5,267	6,612	7,902
Active User ISP (thousands)	1,656	1,656	1,804	2,227	2,514	3,346
La7 average audience share (%)	2.0	2.0	2.0	1.8	2.2	2.4
La7 audience share (month of December) (%)	1.9	1.9	1.8	2.1	2.2	2.6

(1)	Beginning with the consolidated financial statements for the year ended December 31, 2001, under Italian GAAP, Nortel Inversora and the controlled Telecom Argentina group (Nortel Inversora group), which in 2000 were consolidated proportionally, have been accounted for using the equity method. Prior to 2000 the Nortel Inversora group was accounted for using the equity method. Under U.S. GAAP, the Nortel Inversora group is accounted for using the equity method. These differences in accounting treatment for 2000 did not affect net income and stockholders’ equity but had an impact on other line items, such as operating revenues and operating expenses, as well as a number of balance sheet line items.

(2)	The 2000 unaudited pro forma amounts give effect to the consolidation of the Nortel Inversora group using the equity method instead of the proportional consolidation method.

(3)	For the convenience of the reader, Euro amounts for 2004 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2004 of €1.00 = U.S.$1.3538.

(4)	Beginning in 2003, Telecom Italia changed the manner in which it accounts for bond issuance expenses by including them under current assets (prepaid expenses). Previously, such costs were included in Intangible assets, net. Consequently, this change also impacted certain statement of operations items. As a result of this change, the previous periods have been reclassified and presented consistent with the 2003 presentation.

(5)	Net loss per Share in 2000 is calculated on the basis of 4,700,065,553 Shares outstanding, net of 214,628,828 Shares of treasury stock of which 2,697,500 Shares were held by the Company and 211,931,328 Shares were held by its subsidiary Olivetti International S.A..

Net loss per Share in 2001 is calculated on the basis of 8,569,072,736 Shares outstanding, net of 214,628,828 Shares of treasury stock held by the Company and by its subsidiary Olivetti International S.A..

Net	loss per Share in 2002 is calculated on the basis of 8,630,610,804 Shares outstanding, net of 214,628,828 Shares of treasury stock.

Net income per Share in 2003 is calculated on the basis of 15,996,955,942 shares outstanding, of which 10,201,034,873 Shares and 5,795,921,069 Savings Shares; the 10,201,034,873 Shares outstanding are net of 101,208,867 Shares of treasury stock already held by the Company and its subsidiary Olivetti International S.A. (now Telecom Italia Finance S.A.) resulting from the redistribution of the share capital in connection with the Merger.

The significant changes in share capital compared with the end of 2002 were mainly due to the Merger of Old Telecom Italia into Olivetti, effective from August 4, 2003, which provided for an exchange ratio of 7 Olivetti ordinary shares, par value €1 each, for every ordinary share of Old Telecom Italia, par value €0.55 each, and 7 Olivetti savings shares, par value €1 each for every savings share of Old Telecom Italia, par value €0.55 each. The change in the number of issued shares in the year 2003 can be analyzed as follows:

•	until August 4, 2003: (a) issuance of 11,361,740 ordinary shares of which 11,137,324 ordinary shares were issued on conversion of “Olivetti 1.5% 2001-2010 convertible bond with redemption premium”, 141,134 ordinary shares were issued on the exercise of “Olivetti 2001-2002 ordinary share warrants” and 83,282 ordinary shares were issued on the conversion of “Olivetti 1.5% 2001-2004 convertible bond with redemption premium”; (b) cancellation of 10,958,057 ordinary shares following the exercise of withdrawal rights of dissenting shareholders as permitted in accordance with the terms of the Merger; (c) cancellation of the remaining 8,845,643,315 ordinary shares (including 214,628,828 treasury shares), par value €1 each, to be replaced by new Shares;

Item 3. Key Information	Selected Financial And Statistical Information

•	on and after August 4, 2003: (a) issuance of 10,287,061,839 new Shares, par value €0.55 each (including 101,208,867 treasury shares), and 5,795,921,069 new Savings Shares, par value €0.55 each, in substitution for the cancelled shares; (b) issuance of 15,181,901 new Shares, of which 11,009,743 shares were issued on the exercise of “ex Telecom Italia 1999 Stock Option Plan”, 4,028,290 shares were issued on the conversion of “Olivetti 1.5% 2001-2010 convertible bonds with redemption premium” and 143,868 shares were issued on the conversion of “Olivetti 1.5% 2001-2004 convertible bonds with redemption premium”.

Net income per Share in 2004 is calculated on the basis of 16,016,713,271 shares outstanding, of which 10,220,792,202 Shares and 5,795,921,069 Savings Shares; the 10,220,792,202 Shares outstanding are net of 101,208,867 Shares of treasury stock already held by the Company and its subsidiary Telecom Italia Finance S.A. resulting from the redistribution of the share capital in connection with the Merger. In connection with the TIM Acquisition, Telecom Italia will issue 2,116,054,616 new Shares and 242,150,245 new Savings Shares. See “Item 8. Financial Information—8.2 Unaudited Condensed Consolidated Pro Forma Financial Data”.

For more details on changes in stockholders’ equity for the years ended December 31, 2002, 2003 and 2004, respectively, please see page F-6, “Telecom Italia S.p.A. Statements of Consolidated Stockholders’ Equity for the Years Ended December 31, 2002, 2003 and 2004” of our Consolidated Financial Statements included elsewhere herein.

The per share calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares in addition to dividends paid on the Shares; until July 2000 the par value of ordinary, savings and preferred shares was Lire 1,000 per share. The Extraordinary Shareholders’ Meeting of Telecom Italia (formerly Olivetti S.p.A.) held on July 4, 2000 approved the conversion of 15,221,888 preferred shares and 78,629,488 savings shares, at par value, into an equal number of ordinary shares. Approval was also given during the same Extraordinary Shareholders’ Meeting to the free of charge share capital increase by utilizing unrestricted reserves, increasing the par value from Lire 1,000 to Lire 1,936.27 (corresponding to €1) of all the ordinary shares (both issued ordinary shares and shares that would have been issued in the future by implementing the resolutions previously passed with regard to conversion of bonds and the exercise of warrants), with the concurrent redenomination of share capital in Euro. Finally, following the Merger, effective from August 4, 2003, the Telecom Italia share capital consists of Shares and Savings Shares. Net income per Savings Share was €0.08 in 2003 and €0.05 in 2004.

(6)	Telecom Italia’s dividend coupons for the year ended December 31, 2004, were clipped on April 18, 2005, and such dividends for the year ended December 31, 2004 were payable from April 21, 2005.

(7)	In accordance with U.S. GAAP, the Net income (loss) per Share has been calculated using the two class method, since the Company has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares. For the purpose of these calculations, the weighted average number of Shares was 3,424,694,178 for the year ended December 31, 2001 and 4,054,375,543 for the year ended December 31, 2002. The weighted average number of Shares and Savings Shares was 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003 and 10,208,294,477 and 5,795,921,069 for the year ended December 31, 2004. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares in addition to dividends paid on the Shares. The calculations also take into account that in 2001 and 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Shares was €1 per share, and that in 2003, after the Merger, the par value of Shares and Savings Shares was reduced to €0.55 per share. In addition, in accordance with U.S. GAAP, net income (loss) per Savings Share—Basic was €0.21 in 2003 and €0.10 in 2004. See “Item 8. Financial Information—8.2 Unaudited Condensed Consolidated Pro Forma Financial Data”.

(8)	Stockholders’ equity under U.S. GAAP is calculated after elimination of minority interests. See Note 27 of Notes to Consolidated Financial Statements included elsewhere herein.

(9)	Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business and financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. Telecom Italia management also monitors the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2000	2000 pro forma (Unaudited)	2001	2002	2003	2004	2004
	(millions of Euro)						(millions of U.S. dollars)(3)
Short-term debt, including current portion of long-term debt	16,927	16,536	9,072	6,827	10,613	2,027	2,744
Long-term debt	27,485	25,950	37,747	33,804	30,852	36,817	49,843

Gross debt	44,412	42,486	46,819	40,631	41,465	38,844	52,587
Cash and cash equivalents:
• Bank and postal accounts	(2,763)	(2,745)	(3,626)	(4,363)	(4,870)	(8,558)	(11,586)
• Cash and valuables on hand	(8)	(7)	(76)	(7)	(7)	(4)	(5)
• Receivables for securities held under reverse repurchase agreements	(1)	(1)	(4)	(56)	(60)	(2)	(3)
Marketable securities(*)	(2,909)	(2,759)	(3,616)	(1,927)	(2,719)	(932)	(1,262)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(1,210)	(1,210)	(894)	(995)	(826)	(382)	(517)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (long-term)	(328)	(328)	(705)	(511)	(307)	(282)	(382)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (short-term)	331	292	464	627	670	841	1,139

Net Financial Debt	37,524	35,728	38,362	33,399	33,346	29,525	39,971

(*) In 2000, 2001 and 2002 data include Old Telecom Italia shares held by Olivetti.

Our gross debt and net financial debt has increased significantly as a result of the TIM Acquisition. See “Item 8. Financial Information—8.2 Unaudited Condensed Consolidated Pro Forma Financial Data”.

(10)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“earnings” is calculated by adding:

-	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries;

-	“fixed charges” (as defined below);

-	amortization of capitalized interest and issue debt discounts or premiums;

-	dividends from equity investees; and

-	equity in losses of equity investees;

and then subtracting:

-	capitalized interest for the applicable period; and

-	equity in earnings of equity investees;

•	“fixed charges” is calculated by adding:

-	interest costs (both expensed and capitalized);

-	issue costs and any original issue debt discounts or premiums; and

-	an estimate of the interest within rental expense for operating leases.

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the years ended December 31, 2001 and 2002 under Italian GAAP was €1,172 million and €2,037 million, respectively. The amount by which fixed charges exceeded earnings for the year ended December 31, 2001 under U.S. GAAP was €1,034 million.

(11)	Data include multiple lines for ISDN and exclude internal lines.

(12)	Data exclude internal lines.

(13)	Number of contracts. Broadband access contracts in Italy as of December 31, 2001, 2002, 2003 and 2004 were 390,000, 850,000, 2,040,000 and 4,010,000, respectively.

(14)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(15)	Includes TACS, GSM and UMTS services, including Prepaid Customers and excludes the “silent” lines.

Item 3. Key Information	Selected Financial And Statistical Information

(16)	The foreign lines include those of mobile affiliate AVEA I.H.A.S. (Aria-Is TIM for 2003) and those of T-Mobile CZ. The number of foreign lines of AVEA I.H.A.S. includes approximately 2 million from Aycell. TIM International agreed to sell its stake in TIM Hellas and Corporacion Digitel which companies represented 3.7 million subscriber lines. In addition, on March 24, 2005 TIM, through TIM International, finalized with T-Mobile Global Holding the sale of 7.16% of the share capital of CMobil (Dutch holding owning 60.8% of T-Mobile CZ). On May 5, 2005, regulatory authorities in Venezuela decided not to grant the authorization for the sale of TIM International’s stake in Corporacion Digitel S.A. to CANTV. Because the decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies, at March 31, 2005, TIM treated TIM Hellas and Digitel as discontinued operations. Consequently, as of March 31, 2005, TIM International managed 15.9 million lines, all in Latin America, excluding the lines of affiliated company AVEA. The lines of AVEA rose to 5.2 million as of March 31, 2005, from 4.8 million as of December 31, 2004.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of Telecom Italia’s future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to the Company’s earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time. Subject to the foregoing, Telecom Italia plans to maintain its dividend over the period 2005-2007 at a level comparable to that paid out for 2004.

Dividends declared by Old Telecom Italia.    The following table sets forth the dividends per share and per savings share declared by Old Telecom Italia with respect to the three fiscal years ended December 31, 2000, 2001 and 2002, respectively, and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares				Dividends on Savings Shares
Year ended December 31,	Euro per Share		U.S. dollars per Share(2)	(millions of euro)	Euro per Share		U.S. dollars per Share(2)	(millions of euro)
2000(1)	0.3125		0.27	1,643.93	0.3238		0.28	664.84
2001	0.3125	(3)	0.28	1,644.19	0.3237	(3)	0.29	662.33
2002	0.1357	(4)	0.13	713.47	0.1357	(4)	0.13	273.11

(1)	Dividends for 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit. 1,936.27 = €1.

(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(3)	Approved at the Annual Meeting of Shareholders of Old Telecom Italia held on May 7, 2002. Old Telecom Italia’s dividend coupons for the year ended December 31, 2001 were clipped on May 20, 2002 and were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.

(4)	In order to ensure shareholders dividends commensurate with those paid out for 2001, in December 2002, reserves were distributed and paid corresponding to a dividend of €0.1357 per Old Telecom Italia ordinary share and a dividend of €0.1357 per Old Telecom Italia savings share. Furthermore, the shareholders’ Meeting of Old Telecom Italia held on May 24, 2003 approved an additional dividend of €0.1768 per Old Telecom Italia ordinary share and €0.1878 per Old Telecom Italia savings share, payable from income and capital reserves.

Dividends declared by Telecom Italia (formerly Olivetti).    The following table sets forth the dividends per share, per savings share and per preferred share declared by Telecom Italia (Olivetti prior to the Merger) with respect to each of the last five fiscal years and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Shares			Dividends on Savings Shares
Year ended December 31,	Euro per Share	U.S. dollars per Share(2)	(millions of euro)	Euro per Share	U.S. dollars per Share(2)	(millions of euro)
2000(1)(3)	0.0350	0.0299	254.87	—	—	—
2001	—	—	—	—	—	—
2002	—	—	—	—	—	—
2003	0.1041	0.1278	1,072.95	0.1151	0.1413	667.11
2004(4)	0.1093	0.1431	1,226.99	0.1203	0.1575	697.25

(1)	Dividends for 2000 were paid in lire. The lire amounts were translated into euros at the irrevocably-fixed rate of exchange of Lit.1,936.27 = €1.
(2)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(3)	On July 24, 2000, the compulsory conversion of the Olivetti savings and preferred shares into Olivetti ordinary shares (approved by the Extraordinary Shareholders’ Meeting held on July 6, 2000) became effective.

(4)	Approved at the Annual Shareholders’ Meeting held on April 7, 2005. Pursuant to Italian Stock Exchange rules, dividends on the Shares and the Savings Shares are payable from the fourth business day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2004 were clipped on April 18, 2005, and were payable from April 21, 2005.

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

Item 3. Key Information	Dividends

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

Dividends in respect of Shares and Savings Shares held with Monte Titoli S.p.A (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—10.4 Description of Capital Stock”.

Arrangements between Euroclear or Clearstream and Monte Titoli permit the shareholders to collect the dividends through Euroclear or Clearstream. Holders of American Depositary Receipts (“ADRs”) are entitled to receive payments in respect of dividends on the underlying Shares and Savings Shares, as the case may be, in accordance with the relevant Deposit Agreement.

Dividends payable on the Company’s Shares and Savings Shares may be subject to deduction of Italian withholding tax. See “Item 10. Additional Information—10.6 Taxation”. Italian regulations do not contain any specific restrictions on the payment of dividends to non-residents of Italy. See “Item 10. Additional Information—10.2 Exchange Controls and Other Limitations Affecting Security Holders”.

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

In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents of Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Shares and Savings Shares, as the case may be, will satisfy these requirements. However, Telecom Italia will be required to provide information concerning non-resident beneficial owners of Ordinary Share ADSs and Savings Share ADSs, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

Item 4. Information On The Telecom Italia Group	Business

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A.. The company is incorporated as a joint stock company under the laws of Italy. The duration of the company extends until December 31, 2100. The registered office and principal executive offices of Telecom Italia are at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951.

On July 18, 1997, Old Telecom Italia’s predecessor company was merged with and into Società Finanziaria Telefonica—per Azioni (“STET”), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to “Telecom Italia S.p.A.”. In November 1997, the Ministry of the Treasury of the Republic of Italy completed the privatization of Telecom Italia, selling substantially all of its stake in the Old Telecom Italia Group through a global offering and a private sale to a stable group of shareholders.

On May 21, 1999, Olivetti, through a tender offer, obtained control of the Old Telecom Italia Group when approximately 52.12% of Old Telecom Italia ordinary shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia S.p.A. (“Olimpia”) acquired a 28.7% stake in Olivetti which resulted in the replacement of the then boards of directors of Olivetti and Old Telecom Italia. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

On December 9, 2002, the Ministry of the Treasury sold its remaining stake in Old Telecom Italia ordinary and savings share capital.

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the “Merger”) with Olivetti as the surviving company changing its name to “Telecom Italia S.p.A.” Please see “—4.1.4 Significant Corporate Events during 2003—Merger of Old Telecom Italia with Olivetti”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Pirelli S.p.A. (“Pirelli”), Olimpia’s largest shareholder or Olimpia, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to certain transactions relating to the TIM Acquisition (see “—4.1.3—Significant Developments During 2004—TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia’s Shares, making it the largest shareholder of Telecom Italia.

On December 22, 2004 Olimpia’s shareholders approved a capital increase in the amount of €2 billion in order to finance the acquisition of additional Shares. As a result on March 11, 2005, Olimpia announced that it had acquired 189,988,330 additional Shares for a total holding of 2,207,345,359 Shares, equal to approximately 20.4% of the ordinary share capital of Telecom Italia. In addition, as of March 14, 2005 the conversion of over 424 million Telecom Italia convertible bonds became effective, resulting in Olimpia’s aggregate shareholding representing approximately 21.4% of the outstanding Ordinary Shares, corresponding to 2,407,345,359 Shares.

Following the exchange of Tim shares held by third parties with new Shares, as a result of the merger of Tim into Telecom Italia through which the TIM Acquisition will be effected (see “—4.1.3—Significant Developments During 2004—TIM Acquisition”), Olimpia’s stake is expected to be diluted to approximately 18%.

The share capital of Olimpia is presently held by Pirelli & C. S.p.A., Edizione Finance International S.A. (hereinafter “Edizione”), UniCredito Italiano S.p.A. (“Unicredit”), Banca Intesa S.p.A. (“Intesa”) and Hopa S.p.A. (“Hopa”) in the following respective proportions: 57.466%, 16.8%, 4.77%, 4.77% and 16%. For a discussion of the relationships between Olimpia’s shareholders relating to the Telecom Italia Group, please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

According to publicly available filings with Consob, as of May 23, 2005, shareholders of Pirelli with a 5% stake or greater in Pirelli’s voting capital were Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali S.p.A. (5.251%). Shareholders of Camfin CAM Finanziaria S.p.A. with a 5% stake or greater in the voting capital of the company included: Mr. Marco Tronchetti Provera (through Gruppo Partecipazioni Industriali S.p.A.) (50.180%); and Mr. Carlo Acutis (through Vittoria Assicurazioni SpA: 4.648%; and Yura International Holding BV: 4.649%).

Item 4. Information On The Telecom Italia Group	Business

In January 2004, Hopa announced it had acquired a stake then equal to 3.367% of Telecom Italia’s Shares, held, in part, directly (13,203,484 Shares) and the remaining part through Holinvest S.p.A. (“Holinvest”), a company owned by Hopa (80.001%) and Olimpia (19.999%). On April 15, 2004, Holinvest exchanged with JPMorgan Ltd. 95,606,875 of Telecom Italia’s convertible bonds for 46,343,969 Shares.

As of April 7, 2005 (when Telecom Italia annual shareholders’ meeting took place), Hopa directly and through Holinvest owned 461,364,703 Shares (equal to 4.02% of the outstanding Shares), while Pirelli directly owned 47,155,300 Shares.

The following chart illustrates our current ownership structure.

Note 1: Shareholders of Pirelli & C. S.p.A. with a 5% stake or greater in the voting capital of the company include: Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali (5.251%).

Note 2: Represents percentage ownership following certain transactions relating to the TIM Acquisition. As of the date hereof due to such transactions, Olimpia owns approximately 21.4% of the Telecom Italia Shares. After giving effect to the Shares to be issued in connection with the Merger of TIM into Telecom Italia, Olimpia’s stake in Telecom Italia based on its ownership on the date hereof, is expected to be around 18%.

For the glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Annual Report see “Item 4. Information on the Telecom Italia Group—4.4 Glossary of Selected Telecommunications Terms”.

4.1.2 GENERAL

Olivetti S.p.A. (now Telecom Italia S.p.A.) was founded in 1908 at Ivrea, near Turin, as a typewriter manufacturer. The company changed its focus gradually, turning first into a computer manufacturer and eventually into a telecommunications company.

In May 1999, Olivetti S.p.A. and its subsidiary, Tecnost S.p.A., successfully completed a cash and stock tender offer for all of old Telecom Italia S.p.A.’s ordinary shares.

In March 2003, plans for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. were announced. The merger plan was approved by the shareholders of Telecom Italia S.p.A. and Olivetti S.p.A. in meetings held on May 24 and 26, 2003, respectively. Following the merger, which took effect on August 4, 2003, Olivetti S.p.A. adopted Telecom Italia’s corporate purpose and name.

The Telecom Italia Group is a leader in the international information and communication technology sector. As leaders in wireline and mobile communications, Internet and media, information technology and R&D, its companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group also supplies office products and solutions, commercial systems and IT for gaming and lotteries.

Item 4. Information On The Telecom Italia Group	Business

In its domestic Italian market, the Telecom Italia Group is both a technological and market leader in the fastest-growing segments (mobile, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

In particular, at December 31, 2004, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 26.0 million lines (including the equivalent ISDN lines). In addition, through TIM, the Telecom Italia Group is the leading mobile operator in Italy, with approximately 26.3 million lines. At March 31, 2005, TIM had approximately 15.9 million lines outside of Italy, through TIM’s subsidiaries, resulting in a total of 42.1 million lines. Those lines exclude the lines of discontinued operations (Digitel and TIM Hellas) and the lines of AVEA, our Turkish joint venture. As of December 31, 2004 the lines calculated using the same criteria would have been 40.9 million.

TIM is one of the three mobile operators licensed to provide services using GSM 900 technology and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology. It is also one of five operators (of which four are in operation) holding a UMTS license to provide third-generation telephony services in Italy.

4.1.3    SIGNIFICANT DEVELOPMENTS DURING 2004

TIM Acquisition

On December 7, 2004 the Boards of Directors of Telecom Italia and TIM set out a plan for the merger of the two companies. Such plan is aimed at streamlining Telecom Italia Group’s ownership structure and optimizing the financial and capital structure of the Telecom Italia Group resulting from the merger, against a backdrop of rapid technological development focused on promoting a significant increase in business efficiencies. The plan provides for:

(i)	a partial voluntary cash tender offer by Telecom Italia for 2,456,534,241 TIM ordinary shares, equivalent to two-thirds of the ordinary share free float, and for all 132,069,163 TIM savings shares (the “Cash Tender Offer”); and

(ii)	the merger of TIM into Telecom Italia after the effective spin-off of the domestic mobile communications business, currently operated by TIM, into a subsidiary wholly owned by TIM. The spin-off became effective on March 1, 2005. Such spin-off resulted in the beneficiary company taking over the authorization held by TIM for the provision of mobile communications services in Italy. The merger is expected to occur by the end of June 2005.

Following authorization by Consob, on January 3, 2005 Telecom Italia launched the Cash Tender Offer, which was completed on January 21, 2005; the consideration offered by Telecom Italia was equal to €5.60 per TIM ordinary and savings share.

In order to pay the consideration connected with the Cash Tender Offer, Telecom Italia used €2,504 million of its own funds; in addition, a pool of Italian and international banks granted Telecom Italia a line of credit for a maximum aggregate amount of €12,000 million, divided into three tranches (the first equal to €3,000 million; the second equal to €6,000 million; and the third equal to €3,000 million) to be used to pay the portion of the consideration offered not covered by the amount to come from Telecom Italia.

The final result of the Cash Tender Offer was as follows: 2,639,154,665 ordinary shares (equal to approximately 31.2% of TIM ordinary share capital, and approximately 107.4% of the ordinary shares subject to the offer), and 8,463,127 savings shares (equal to approximately 6.4% of TIM savings share capital and the same percentage of savings shares subject to the offer) were tendered.

Although not all the conditions to effectiveness of the Cash Tender Offer were met, and specifically the number of savings shares tendered was less than the minimum number of 88,046,109 TIM savings shares, taking into account the overall number of shares tendered and the purpose of the restructuring plan, the aforesaid conditions were waived by the Board of Directors of Telecom Italia which, on January 23, 2005, confirmed the effectiveness of the Cash Tender Offer and the purchase of the TIM savings shares tendered. Since the number of TIM ordinary shares exceeded the maximum number of ordinary shares sought in the Cash Tender Offer, Telecom Italia prorated the acceptances on the basis of the number of ordinary shares tendered. The transfer to Telecom Italia of ownership of shares tendered and accepted took place on January 28, 2005. The total consideration paid by

Item 4. Information On The Telecom Italia Group	Business

Telecom Italia was €13,804 million, €2,504 million of which was paid with Telecom Italia’s own funds and €11,300 million was drawn from the line of credit made available in December by a pool of Italian and international banks (the residual amount on the first tranche of the line of credit, equal to €700 million, was cancelled). On February 11, 2005, the outstanding borrowings were reduced to €9,000 million with the first tranche of the line of credit repaid in the amount of €2,300 million.

On February 3, 2005 and February 11, 2005, respectively, Telecom Italia acquired 21 million TIM savings shares for a consideration of €117 million, and 42 million TIM ordinary shares for a consideration of €234 million, as a result of the exercise of an option agreement entered into in December 2004. In addition, following the completion of the Cash Tender Offer, Telecom Italia purchased 5,063,816 additional TIM savings shares through market transactions.

On January 23, 2005 the Board of Directors of Telecom Italia and TIM, adopted the plan to merge TIM with and into Telecom Italia.

Such merger plan confirmed the share exchange ratios for the reorganization plan which were first announced:

(i)	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06 per share;

(ii)	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06 per share.

The merger will be implemented through:

(i)	cancellation of the TIM ordinary shares held by TIM on the effective date of merger, without share exchange;

(ii)	cancellation of the TIM ordinary and savings shares held by Telecom Italia on the effective date of merger, without share exchange; and

(iii)	cancellation of the TIM ordinary and savings shares outstanding on the effective date of the merger, according to the exchange ratios indicated above. A capital increase of up to €1,421 million, through the issue of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with par value of €0.55 per share, will service the share exchange.

With effect from the 2005 fiscal year, Telecom Italia will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS and therefore for purposes of IAS/IFRS currently in force, the TIM Acquisition will be accounted for using the purchase method, i.e., by valuing the newly issued shares given in exchange to minority shareholders at their fair value at the effective date of the merger. The difference between the fair value of the newly issued shares and the portion of TIM shareholders’ equity acquired through the merger will be recorded as goodwill.

On completion of the merger, Telecom Italia ordinary shares and savings shares will continue to be listed on the Borsa Italiana S.p.A. screen-based trading market; they will also continue to be listed on the New York Stock Exchange as ADSs.

The merger of TIM into Telecom Italia was approved at an Extraordinary Meeting of the ordinary shareholders of Telecom Italia and TIM held on April 7, 2005 and April 5, 2005, respectively. The TIM savings shareholders approved the merger at a meeting held on April 6, 2005.

Notes Issue

In 2004, Telecom Italia S.p.A. issued four new series of notes under its €10 billion Euro Medium Term Note Program, authorized by the Board of Directors of Telecom Italia S.p.A. on October 10, 2003:

•	on January 29, 2004 notes in the principal amount of €3,000 million were issued, divided into three tranches:

•	notes 2004-2007 in the principal amount of €1,000 million with a quarterly coupon indexed to the Euribor 3-month rate plus 0.33%, issue price 99.927%, maturing on October 29, 2007;

Item 4. Information On The Telecom Italia Group	Business

•	notes 2004-2011 in the principal amount of €750 million with an annual fixed-rate coupon of 4.5%, issue price 99.56%, maturing on January 28, 2011; and

•	notes 2004-2019 in the principal amount of €1,250 million with an annual fixed-rate coupon of 5.375%, issue price 99.07%, maturing on January 29, 2019;

•	on April 8, 2004, notes in the principal amount of €110 million with a quarterly coupon indexed to the Euribor 3-month rate plus 0.60%, maturing on March 30, 2009 were issued at par. Such notes were subscribed in full, by way of a private placement, by one investor;

•	on June 24, 2004, notes in the principal amount of GBP850 million were issued with an annual fixed-rate coupon of 6.375%, issue price 98.85%, maturing on June 24, 2019;

•	on November 23, 2004, notes in the principal amount of €120 million with a quarterly coupon indexed to the Euribor 3-month rate plus 0.66%, maturing on November 23, 2015 were issued at par. Such notes were subscribed in full by way of a private placement.

On October 6, 2004 Telecom Italia Capital S.A., a wholly-owned subsidiary of Telecom Italia S.p.A., issued fixed-rate multi-tranche notes in U.S.$ in the principal amount of U.S.$3,500 million, with a full and unconditional guarantee by Telecom Italia S.p.A. Such notes were divided into three tranches:

•	notes 2004-2010 in the principal amount of U.S.$1,250 million with an annual fixed-rate coupon of 4%, issue price 99.732%, maturing on January 15, 2010;

•	notes 2004-2014 in the principal amount of U.S.$1,250 million with an annual fixed-rate coupon of 4.95%, issue price 99.651%, maturing on September 30, 2014; and

•	notes 2004-2034 in the principal amount of U.S.$1,000 million with an annual fixed-rate coupon of 6%, issue price 99.081%, maturing on September 30, 2034.

On October 14, 2004, Telecom Italia Capital S.A., a wholly-owned subsidiary of Telecom Italia S.p.A., completed an exchange offer in respect of:

–	certain debt securities (the “Notes”) issued on October 29, 2003 (which were not registered with the United States Securities and Exchange Commission—SEC) in the total amount of U.S.$4 billion, divided into three tranches (Series A, Series B and Series C) and

–	newly-issued Notes registered with the U.S. Securities and Exchange Commission.

The newly-issued Notes were registered under the United States Securities Act of 1933 and contained the same terms and conditions as those of the corresponding unregistered Notes. The Notes are unconditionally guaranteed by Telecom Italia. By the end of the exchange offer period, U.S.$3,957,588,000 of the unregistered Notes (U.S.$985,926,000 of Series A Notes, U.S.$1,972,460,000 of Series B Notes and U.S.$999,202,000 of Series C Notes) had been exchanged, representing approximately 98.94% of the nominal amount of the Notes issued in October 2003.

The Telecom Italia Board of Directors at its meeting held on November 9, 2004 authorized the issue of non-convertible notes for a maximum amount of €4.9 billion to be issued by December 31, 2006 and granted a full guarantee to Telecom Italia Capital S.A. for any further note issues up to a maximum of U.S.$5 billion.

Italian Antitrust Authority

On November 19, 2004 the Antitrust Authority notified the closure of its investigation A351, pursuant to which Telecom Italia was fined €152 million for alleged abuse of dominant position. Telecom Italia petitioned the Lazio Administrative Tribunal for annulment of the decision. On February 16, 2005 the Lazio Administrative Tribunal issued an order granting Telecom Italia’s request for suspension but only as regards the imposition of the fine. Subsequently, on February 22, 2005, the decision on the merits of the case was filed, showing that Telecom Italia’s petition had been granted in part. The final decision, published on May 11, 2005, completely cancelled the fine. The decision of the Lazio Administrative Tribunal can be appealed to the State Council. In 2004 Telecom Italia accrued the full amount of the fine to a specific risk reserve.

Merger of IT Telecom and EPIClink into Telecom Italia

On September 9, 2004, the Board of Directors of Telecom Italia S.p.A. examined and approved the plan for the merger of the wholly-owned subsidiaries IT Telecom S.p.A. and EPIClink S.p.A. into Telecom Italia. This plan falls under a broader reorganization of the Information Technology Group area.

Item 4. Information On The Telecom Italia Group	Business

Bringing the activities of these two subsidiaries inside Telecom Italia will make it possible to rationalize the use of resources and technological expertise and will lead to an important simplification of the operational, administrative and corporate management processes.

As provided by the respective bylaws, the merger was approved on October 11, 2004 by the Boards of Directors of the three companies, in accordance with the Italian Civil Code.

The merger is effective from December 31, 2004 and for accounting and tax purposes from January 1, 2004. On December 30, 2004, IT Telecom S.p.A. conferred its Data Center business segment to IT Telecom S.r.l., a new company set up on November 12, 2004.

The Antitrust Authority has begun an investigation into TIM, Vodafone and Wind

At its meeting on February 23, 2005, the Antitrust Authority resolved to commence an investigation of TIM, Vodafone Omnitel N.V. and Wind Telecomunicazioni S.p.A., to ascertain whether they had violated articles 81 and 82 of the EC Treaty.

The investigation followed complaints by a number of telecommunications operators, alleging that TIM, Vodafone and Wind had abused their dominant position on the market for access to the cellular telephone infrastructure network and the individual mobile networks termination market, and had concluded agreements on the access market, the final mobile telephony services market, and in the commercial offerings for their business customers.

Firstly, it is alleged that TIM, Vodafone and Wind, which together hold a dominant position over network infrastructure, had refused to negotiate access agreements with the purpose of preventing entry to the mobile communications services retail market by any alternative operators, including MNVO (Mobile Virtual Network Operators), ESP (Enhanced Service Providers) and Resellers. Moreover, it is alleged that such conduct, performed homogeneously and simultaneously by all three mobile telephony operators against all the applicant operators, might also constitute an anti-competitive agreement.

Secondly, the investigation will examine the alleged cases of abuse by TIM, Vodafone and Wind, each of which has a dominant position over their own mobile networks, whereby they allegedly charge their competitors higher prices for their landline-mobile termination services than those charged to their own business customers for the entire integrated landline-mobile service. More specifically, TIM, Vodafone and Wind are alleged to practice favorable financial or technical conditions for their own commercial divisions for the sale of terminal services, designed to exclude their competitors from the business customer integrated services market, in violation of article 82 of the EC Treaty.

Lastly, the three mobile operators have allegedly engaged in commercial practices designed to prevent telecommunications operators from using business contract re-sell services to their end customers, thereby preventing any kind of competition on the mobile services retail market. Such conduct allegedly had the same effects of excluding competition; such conduct by all three companies could be the result of an agreement to restrict competition. It is alleged that this conduct would appear to be prejudicial to trade between the member states of the European Community by virtue of the fact that it affects a substantial part of the common market, and for that reason violates articles 81 and 82 of the EC Treaty.

The investigation will be concluded by April 28, 2006.

4.1.4    SIGNIFICANT CORPORATE EVENTS DURING 2003

Merger of Old Telecom Italia with Olivetti

In May 2003, the shareholders of Olivetti and of Old Telecom Italia approved the Merger of Old Telecom Italia with and into Olivetti with Olivetti as the surviving company. The Merger was part of a strategic plan pursued by Olivetti, as controlling shareholder of Old Telecom Italia, with the aim of focusing on core businesses, improving its corporate structure and reducing debt. Prior to the Merger and the cash tender offers described below, Olivetti had a 54.94% controlling interest in Old Telecom Italia which was Olivetti’s largest subsidiary (representing approximately 96.8% of its operating revenues in 2002). The Merger became effective on August 4, 2003, at which

Item 4. Information On The Telecom Italia Group	Business

time Olivetti, as the surviving company, changed its name to “Telecom Italia S.p.A.”, succeeded to the 1934 Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the 1934 Act. Telecom Italia completed the listing of its Ordinary Shares ADSs and Savings Share ADSs on the New York Stock Exchange concurrently with the completion of the Merger. Telecom Italia’s Shares and Savings Shares are also listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

In connection with the Merger, the following transactions occurred:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting held on May 26, 2003, benefited from a withdrawal right of €0.9984 per share. Olivetti shareholders received an aggregate payment of €10,940,524 when the Merger became effective.

•	Voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares were made in connection with the Merger. Olivetti tendered for 908,873,776 (17.3%) of Old Telecom Italia ordinary shares (including those represented by ADSs) and 354,560,274 (17.3%) of the Old Telecom Italia savings shares. Olivetti acquired approximately 9.73% and 11.83% of the Old Telecom Italia ordinary shares and savings shares, respectively, through the cash tender offers. Aggregate consideration paid after the Merger became effective was €5,274 million.

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

As a result of, and immediately after, the Merger, the proportionate ownership of Telecom Italia’s ordinary share capital by shareholders unaffiliated with Olimpia or its principal shareholder Pirelli increased substantially from 45.06% to 88.43% of Telecom Italia’s outstanding Ordinary Shares. Olimpia owned 11.57% of Telecom Italia’s ordinary share capital immediately following the Merger. Subsequent to the Merger Olimpia, through a series of transactions, increased its stake to approximately 17%. This made Olimpia Telecom Italia’s largest shareholder. As a result of certain transactions entered into in connection with the TIM Acquisition, Olimpia currently holds a stake of approximately 21.4% which following the merger of TIM into Telecom Italia will be reduced to approximately 18%. See “—4.1.3 Significant Developments During 2004—TIM Acquisition”.

SEAT Spin-off

On April 1, 2003, the Board of Directors of SEAT approved the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”.

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

The spin-off provided for the transfer to New SEAT of the following companies within the directories, directory assistance and business information business segments of SEAT:

•	Directories: Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL Group, Euro directory S.A.

Item 4. Information On The Telecom Italia Group	Business

•	Directories Assistance: Directories Assistance Seat Pagine Gialle division, Telegate Group, Telegate Holding GmbH, IMR S.r.l.

•	Business Information: Consodata S.A., Consodata Group Ltd (including Netcreations Inc., Pan Adress).

The other companies and business segments remained with Telecom Italia Media.

Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003, Old Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (Silver S.p.A.) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including shares resulting from the exercise of the J.P. Morgan Chase put option for which Telecom Italia paid €2,272 million. The JPMorgan Chase put option related to certain put/call arrangements entered into by Telecom Italia at the time of its original acquisition of SEAT. In connection with the spin-off and sale of New SEAT, the JP Morgan Chase put option was closed out and will have no impact on Telecom Italia’s business. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003. Taking into account New SEAT’s net financial indebtedness at the date of the sale (€648 million), the transaction allowed Telecom Italia to reduce its net financial consolidated debt by €3,681 million.

The agreements relating to the sale of Telecom Italia’s stake in New SEAT included Telecom Italia’s undertaking to provide, on an ongoing basis, Telecom Italia Media with the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The undertaking provided for Telecom Italia Media to have funds sufficient to meet such liabilities and that New SEAT be indemnified from potential liabilities vis-à-vis any creditors of Telecom Italia Media deriving from New Seat’s statutory joint liability for such obligations.

As a result of the sale, on July 31, 2003, Telecom Italia and Pagine Italia agreed not to execute the agreements reached in September 2002, regarding the purchase by Telecom Italia of the assets of the Pagine Utili directories. Telecom Italia agreed to pay €55 million to Pagine Italia in connection with the termination of such agreement.

4.1.5     DISPOSITION AND ACQUISITION OF SIGNIFICANT EQUITY INVESTMENTS IN 2004

❖	DISPOSITIONS

Sale of shares in Euskaltel

On January 16, 2004, Telecom Italia International N.V. signed a contract with Araba Gertu S.A. for the sale of a 3.1% stake in Euskaltel to Araba Gertu S.A. for a total price of €13.6 million. The closing took place on February 19, 2004. Iberdrola S.A., an Euskaltel shareholder, exercised its preemption right. As a result Telecom Italia International N.V. sold 149,231 shares to Araba Gertu for consideration of €12.1 million and 18,719 shares to Iberdrola for consideration of €1.5 million. Upon completion of the transaction, Telecom Italia International retains a 3% share in Euskaltel.

Sale of shares in Telekom Austria

On January 27, 2004, Telecom Italia International N.V. sold its entire remaining 14.78% investment in the share capital of Telekom Austria for a total net value of €768 million. A net gain was realized on consolidation for €62 million.

Sale of Netco Redes S.A.

On March 4, 2004, Telecom Italia International N.V. signed a contract with Auna for the sale of its entire 30% investment in the Spanish company Netco Redes S.A. for consideration of €30 million. On June 24, 2004, following the fulfillment of the conditions precedent stated in the contract (including the receipt of authorization from the competent Spanish authorities), Telecom Italia International N.V. transferred 301,404 Netco Redes S.A. shares to Auna, receiving the entire agreed amount of consideration of €30 million, including interest accrued up

Item 4. Information On The Telecom Italia Group	Business

to the closing date, on June 30, 2004. After this sale, the only equity interest currently held by Telecom Italia International N.V. in Spain is represented by the 3% holding in Euskaltel. A net gain was realized on consolidation for €6 million.

Sale of Pirelli & C. Real Estate S.p.A. shares

During the period June-August 2004, Telecom Italia S.p.A. sold all the Pirelli & C. Real Estate S.p.A. in its portfolio (812,086 shares) for total cash proceeds of €24 million.

Sale of Sky Italia S.r.l.

On September 28, 2004, Telecom Italia sold its 19.9% interest in Sky Italia to NewsCorp group. The consideration for the transaction was €88 million. The transaction gave rise to a gain of €31.4 million. This made it possible to cancel the effects of the write-downs made during the first half of the year so that the transaction had an almost nil economic impact on Telecom Italia’s financial statements for 2004.

Sale of Mirror International Holding S.a.r.l.

On December 21, 2004, Mirror International Holding S.a.r.l. purchased, through a buyback, 30% of its capital held by Telecom Italia. Consideration for the transaction was €75 million, €73 million for the sale and €2 million for a loan repayment. The deal resulted in a gain on consolidation of €24 million for the above sale and a release of €61 million relating to the remaining part of the gain on the sale, in 2001, of 70% of Mirror International Holding, the company to which the investments in the satellite consortium had previously been transferred.

❖	ACQUISITIONS

Purchase of a 40% stake in Finanziaria Web by Telecom Italia Media

At the end of June 2004, an agreement was reached to settle the dispute concerning the framework agreement signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media) and its subsidiaries and the companies in the De Agostini group, regarding, among other things, the purchase of 40% of Finanziaria Web (which already held a 66% stake in Matrix, owner of the Virgilio portal).

In particular, based on the agreement—which supersedes that of September 20, 2000—De Agostini Invest transferred the entire investment held in Finanziaria Web to Telecom Italia Media (which already had control of the company with a 60% holding) for consideration of €287 million, in lieu of the originally agreed price of €700 million. In addition to this amount, €38 million was added to reimburse De Agostini Invest for the expenses sustained to cover the losses and recapitalize Finanziaria Web starting from July 2001.

On the financial front, the agreement led to an immediate and temporary increase of €325 million in Telecom Italia Media’s indebtedness. Telecom Italia—in keeping with the commitments undertaken in 2003 when control was relinquished in Nuova Seat Pagine Gialle (the beneficiary company of the partial spin-off of Seat Pagine Gialle S.p.A., now Telecom Italia Media), so that Telecom Italia Media would have the resources necessary to meet the liabilities and commitments existing at the date the spin-off took effect—made a loan of €280 million at market rates to the company on June 28, 2004.

Two additional transactions were entered into by Telecom Italia Media that are related to this transaction in order to improve its financial and equity position:

•	sale of the investment in Finanziaria Web purchased from De Agostini Invest, carried out on July 9, 2004, to Vertico (a wholly-owned subsidiary of Telecom Italia, indirectly, and a shareholder of Matrix with a 33.3% holding) for a price of €42.6 million. This sale has allowed Telecom Italia Media to reduce its financial exposure with Telecom Italia while maintaining its control over Matrix and, on the other hand, consolidating its commercial cooperation relationships in the Internet area that already exist between Telecom Italia and Matrix/Virgilio;

•	a share capital increase for a total equivalent amount of €120 million approved by the Extraordinary Shareholders’ Meeting on September 10, 2004 and entirely subscribed to during the rights offer period (October 11—29, 2004) and during the offer period on the stock market for the remaining unexercised rights (November 8—12, 2004).

Item 4. Information On The Telecom Italia Group	Business

Telecom Italia subscribed to its share of the capital increase equal to 352,692,582 new ordinary shares, for a total equivalent amount of approximately €74 million, equal to 62.50% of all ordinary shares offered, and 30,239 new savings shares, for a total equivalent amount of approximately €0.5 million, equal to 0.32% of all savings shares offered.

The economic impact of the above transactions was a loss, net of the tax effect, of €130 million for Telecom Italia Media and €112 million for the Company. The net loss of the Telecom Italia Group on consolidation was €116 million.

Purchase of Digitel shares by TIM International N.V.

With regard to the numerous disputes pending between TIM International and the other shareholders in Digitel, in relation to the absorption of the loss for the year 2002, a settlement agreement was reached in April 2004 whereby TIM International agreed to purchase the holdings of all the other shareholders corresponding to 32.88% of Digitel’s share capital.

According to the agreement, executed on July 1, 2004, TIM International purchased 1,480,562 shares held by the minority shareholders of the Venezuelan company for U.S.$109.6 million. The closing took place after satisfaction of the contractual conditions put into place to protect TIM International and Digitel. As from the date of July 1, 2004, TIM, through TIM International, holds 100% of the shares of the Venezuelan mobile operator.

On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM and CANTV (Compañia Anónima Nacional Teléfonos de Venezuela). The completion of the transaction was conditional upon the execution of definitive agreements and obtaining all the necessary approvals from the competent Venezuelan authorities.

On May 5, 2005, the regulatory authorities in Venezuela decided not to grant the authorization for the sale of TIM International’s stake in Corporacion Digitel S.A. to CANTV. The decision is subject to administrative and judicial review. TIM International intends to pursue appropriate remedies.

Capital increases by Etec S.A.—Cuba

During the first half of 2004, the Shareholders’ Meeting of the Cuban company Etec S.A. voted three increases in share capital in order to fund the extraordinary financial requirements for the payment of the new license granted by MIC (the Ministry of Cuban Telecommunications). The share capital increases have the following characteristics:

•	on March 4, 2004, U.S.$23.8 million through the issue of 165 new shares for a unit price of U.S.$144.190;

•	on May 20, 2004, U.S.$31.6 million through the issue of 219 new shares for a unit price of U.S.$144.190;

•	on June 14, 2004, U.S.$61.9 million through the issue of 429 new shares for a unit price of U.S.$144.190.

Telecom Italia International N.V. subscribed to such increases based on its investment (27%) paying, respectively, U.S.$6.3 million, U.S.$8.5 million and U.S.$16.7 million, and receiving in exchange, respectively, 44, 59, and 116 new shares.

Telecom Italia International N.V.’s interest remained unchanged.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    RECENT DEVELOPMENTS DURING 2005

In addition to the TIM Acquisition, described under “—4.1.3 Significant Developments During 2004”, following are certain material events which have occurred since December 31, 2004.

Sale of Entel Chile S.A.

On January 24, 2005 Telecom Italia International N.V. executed a stock purchase agreement with Almendral S.A., a Chilean holding company publicly traded at the Santiago’s Stock Exchange, for the sale of all its 129,530,284 shares (54.76% of the share capital) of Entel Chile S.A. for a total consideration of U.S.$934 million.

The transaction closed on March 29, 2005 and Telecom Italia International N.V. received an initial payment of U.S.$834 million. The remaining amount (U.S.$100 million) was paid on May 24, 2005.

This transaction falls under the Telecom Italia Group’s strategy to rationalize its international portfolio and focus on areas of strategic interest with growth potential.

Telecom Italia convertible notes 2001-2010

After December 31, 2004, Telecom Italia received requests to convert the 2001-2010 convertible notes issued by Telecom Italia prior to March 10, 2005—the last day before the suspension of conversion rights before the annual shareholders’ meeting called to approve the annual financial statements (such conversion rights being again open to exercise as of April 19, 2005, ex dividend)—in the principal amount of €1,877,880,881 corresponding to approximately 885,520,209 Telecom Italia ordinary shares. From April 19, 2005 (first day after the end of the conversion suspension period) through May 13, 2005 Telecom Italia received additional conversion requests for €182,712 principal amount of notes corresponding to 86,147 Telecom Italia ordinary shares. The conversion resulted in a reduction of net financial debt by approximately €2 billion under Italian GAAP.

Bond Buyback

Since the beginning of 2005, Telecom Italia Finance S.A. has made certain market purchases of its own notes (originally €3,000 million, 6.125% coupon, maturing April 20, 2006, with a remaining principal amount of €2,745 million at December 31, 2004) in the principal amount of €153 million. After the buyback, the principal amount of the debt outstanding is equal to approximately €2,592 million.

In April and May 2005, Telecom Italia Finance S.A. also made market purchases of a principal amount of €141 million of its own 1% coupon convertible notes, maturing November 3, 2005, and €195 million in principal amount of its own 1% coupon exchangeable notes, maturing March 15, 2006.

Sale of Databank

On March 14, 2005 Telecom Italia Media completed the sale of its 100% stake in its subsidiary Databank S.p.A. which operated in market research and sector surveys, to Centrale dei Bilanci S.r.l. and Cerved Business Information S.p.A., each of which is acquiring 50% of the share capital.

The sale price is equal to €5 million, in line with the company’s book value. This operation is a further step in the process of rationalization of Telecom Italia Media Group’s portfolio, exiting from activities not in synergy with the core business.

New Bond Issue

On March 17, 2005, Telecom Italia issued a new bond under its €10 billion EMTN Programme in the principal amount of €850 million, with an annual fixed-rate coupon of 5.25%, issue price 99.667%, maturing on March 17, 2055. The issue is part of the Telecom Italia Group’s debt refinancing plan.

Item 4. Information On The Telecom Italia Group	Business

Sale of CMobil B.V.

On March 24, 2005 TIM, through TIM International, finalized with T-Mobile Global Holding the sale of 7.16% of the share capital of CMobil (Dutch holding owning 60.8% of T-Mobile CZ). This participation corresponds to an indirect stake of 4.35% in T-Mobile CZ, one of the two largest operators in the Czech Republic. The overall value for this operation is €70.5 million.

Agreement for the sale of TIM Hellas

On April 3, 2005 TIM International reached an agreement for the disposal of its 80.87% equity stake in TIM Hellas to funds advised by Apax Partners and Texas Pacific Group (TPG). The price of the transaction is €1,114 million which corresponds to an enterprise value of €1,600 million for 100% of TIM Hellas and is equivalent to approximately €16.43 per share.

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005.

Agreement for the purchase of Liberty Surf from Tiscali

On April 5, 2005 Telecom Italia and Tiscali signed an agreement by which Telecom Italia will purchase Tiscali’s 95% stake in Liberty Surf S.A., a French company listed on the Euronext in Paris.

The price agreed for Tiscali’s stake is approximately €266 million, valuing 100% of Liberty Surf at €280 million. This valuation takes into account Liberty Surf’s net cash of approximately €28 million and corresponds to an estimated enterprise value of €252 million for 100% of the company.

Following the approval of the transaction by the French antitrust authorities (obtained on May 12, 2005) the closing is expected to take place on May 31, 2005.

Once the transaction is finalized, Telecom Italia will launch a public offer for the remaining 5% of Liberty Surf’s share capital, as required by law.

Liberty Surf is a leading Internet Service Provider in France, with a nationwide presence. Through its own network infrastructure, it provides services to approximately 344,000 broadband customers and approximately 700,000 dial-up customers (of which 448,000 retail). The company’s 2004 revenues totaled approximately €225 million.

Restructuring of the Telecom Italia Group Internet activities

In the process of rationalizing the Telecom Italia Group activities, and in accordance with the decisions of the Boards of Directors of Telecom Italia and Telecom Italia Media of April 4, 2005, Telecom Italia and Telecom Italia Media concluded, on April 19, 2005, agreements for the acquisition by Telecom Italia of the Virgilio assets (owned by the Webfin and Matrix companies) and Tin.it. The transaction entails the acquisition by Telecom Italia of the following stakes currently owned by Telecom Italia Media:

•	60% stake in Webfin (which currently owns 66% of Matrix) and 0.7% stake in Matrix, for a total price of €70 million. At the completion of the transaction, Telecom Italia, which already owns 40% of Webfin and 33.3% of Matrix, will own 100% of Webfin and Matrix, and will therefore have full control over the activities of Virgilio;

•	100% stake in a new company yet to be established to which Telecom Italia Media will transfer the business of Tin.it. The purchase price for the transfer of the assets will be €880 million.

The operation will entail, among other things:

•	the use by Telecom Italia Media of the proceeds from the sale for new investments in the media sector, in the estimated amount of €250 million in the three-year period 2005-2007;

•	the purchase, through a tender offer, by Telecom Italia Media of its own shares, up to the maximum amount permitted by law, in the amount of approximately €148 million;

Item 4. Information On The Telecom Italia Group	Business

•	the payout by Telecom Italia Media of dividends in 2006 currently estimated at approximately €550 million subject to financial and industrial requirements; and

•	the merger by incorporation of La7 Televisioni into Telecom Italia Media.

The shareholders’ meeting of Telecom Italia Media held on May 24, 2005 approved:

•	the authorization to acquire up to 10% of ordinary and savings shares, at a price of €0.40 per ordinary share and €0.33 per savings share, respectively, in the maximum amount of approximately €148 million;

•	the reduction of the company’s legal capital by the cancellation of shares so acquired.

The buyback by way of a tender offer is expected to occur after authorization by the Consob has been received.

The economic terms of the acquisition are in line with the valuation based on the sale of Internet assets and entail a premium of approximately 20% over the average official price quoted on the stock exchange in the six months preceding and including April 1, 2005, the last trading day prior to the announcement of the transaction.

Telecom Italia will not participate in the buyback and the entire value of the tender offer will hence be distributed to the market. If the tender offer succeeds fully and Telecom Italia Media cancels all acquired shares, Telecom Italia’s stakes in Telecom Italia Media (direct stake of 60.4% and indirect stake, through Telecom Italia Finance, of 2.1%) would increase from 62.5% to 69.4% in the aggregate.

Agreement for the sale of Finsiel S.p.A. to the COS Group

On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The execution of this agreement completes a competitive sale process for the controlling stake held by Telecom Italia in Finsiel S.p.A. and follows a preliminary agreement signed with Almaviva Technologies on February 24, 2005. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. At the closing Telecom Italia will sell 59.6% of Finsiel’s share capital, while the remaining stake (19.9%) will be transferred by the end of 2005, after the exercise of a put/call option.

Following the preliminary agreement, Telecom Italia adjusted Finsiel’s carrying value to its estimated sales value in its consolidated financial statements. Therefore, in the consolidated financial statements, a provision of €27 million was set aside in a specific reserve. This transaction also allowed for the booking, in the 2004 financial statements, of deferred tax assets for €38 million, arising from a €115 million write-down of Finsiel’s book value, made by Telecom Italia in fiscal year 2002.

Agreement between Telecom Italia Group and Brasil Telecom

On April 28, 2005, Telecom Italia’s subsidiary, TIM Brasil, and Brasil Telecom reached an agreement of strategic significance which management believes will allow the Telecom Italia Group to achieve significant economies of scale, better exploiting the synergies resulting from the integration of the fixed and mobile platforms in Brazil.

The agreement, which entails a series of transactions requiring the approval of the relevant Brazilian authorities, calls for: (i) the merger of Brasil Telecom Celular (BRTC), a company 100%-controlled by Brasil Telecom and operating mobile services in Region 2, into TIM Brasil; (ii) the development of commercial and marketing activities, combining the two groups’ technological know-how, services and distribution networks; (iii) the elimination of existing regulatory overlapping licenses.

In particular, TIM Brasil will relinquish its long distance license and will avail itself of the transport services of Brasil Telecom, and Brasil Telecom will acquire a minor equity participation in TIM Brasil and will place its sites and infrastructure at the disposal of TIM Brasil, thus accelerating plans for the development of network coverage.

The agreement is designed to, inter alia, meet the requirements of the Brazilian Telecommunications Authority (ANATEL) aimed at resolving the issue of the overlapping mobile and long-distance licenses of the two groups.

Item 4. Information On The Telecom Italia Group	Business

In addition, on April 28, 2005, Telecom Italia Group agreed to finally settle pending litigation against Brasil Telecom and its controlling shareholders.

Agreement between Telecom Italia Group and Opportunity Group

Concurrently with the above mentioned agreement, Telecom Italia reached an agreement with the Opportunity Group with respect to resuming the Telecom Italia Group’s role in the management of the operations of Brasil Telecom, through the restoration of the exercise of its governance rights—temporarily suspended since August 2002—within the controlling group of Brasil Telecom.

The restoration of Telecom Italia International’s shareholder position in Solpart; the recovery of and the exercise of its governance rights, as provided for in the relevant shareholders’ agreement; and the strength of the industrial agreement between TIM Brasil and Brasil Telecom, better position the Telecom Italia Group to develop synergies between fixed and mobile platforms in this rapidly expanding market.

Furthermore, Telecom Italia has agreed to buy certain indirect interests held by Opportunity in Brasil Telecom and, at the same time, Telecom Italia and Opportunity have reached an agreement to settle a number of potential legal challenges and disputes. The agreement entails a payment by Telecom Italia of €341 million to settle the dispute and acquire Opportunity’s interests. The acquisition of Opportunity’s stakes will be finalized either when an agreement is reached with other indirect shareholders in Brasil Telecom or within 24 months at the latest, subject to the satisfaction of certain contractual conditions precedent.

***

Two legal proceedings were commenced in early May 2005 by certain indirect shareholders of Solpart with regard to the settlement reached in April 2005 by the Telecom Italia Group with Opportunity and its controlled entities.

In the first action, the plaintiffs have requested authorization to intervene in the proceeding for the approval of the settlement agreement relating to actions brought in January and March 2004 by Telecom Italia International against Techold, Timepart, Solpart and others before the civil court of Rio de Janeiro.

In the second action, the plaintiffs have requested that the court enjoin the effects of the shareholder agreement as amended on April 28, 2005 pursuant to which Telecom Italia International’s governance rights in Solpart have been restored.

Separately, injunctive relief has been sought before the court in Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Opportunity, Techold, Timepart, Solpart, Brasil Telecom Partecipações, Brasil Telecom and its subsidiary Brasil Telecom Celular, to block the merger of Brasil Telecom Celular into TIM Brasil pursuant to the agreement reached by the two companies on April 28, 2005.

La7 Agreement for the purchase of Elefante TV S.p.A. and Delta TV S.p.A.

On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115.5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company also holds an authorization for digital broadcasting.

On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

The closing of the transactions is subject to, among other things, the approval by the competent authorities.

Sale of Corporacion Digitel C.A. (Venezuela) shares by TIM International N.V.

On May 5, 2005, the Venezuelan telecommunications authority decided not to grant the authorization for the sale of 100% of the share capital of Corporacion Digitel C.A. by TIM International to the national operator CANTV, announced in November 2004.

The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

Item 4. Information On The Telecom Italia Group	Business

4.1.7    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units/Corporate Functions as of December 31, 2004:

(1)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005.

(2)	Mobile South America.

(3)	On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

(4)	Not operational as of December 31, 2004. Company receiving domestic mobile assets spun-off by TIM as a preliminary step to completion of the TIM Acquisition.

(5)	On January 24, 2005 Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A.. The transaction closed on March 29, 2005.

(6)	On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(7)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(8)	On December 31, 2004, the merger of IT Telecom and EPIClink with and into Telecom Italia became effective.

(9)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

Item 4. Information On The Telecom Italia Group	Business

The table below sets forth certain key data for each Business Unit/Corporate Function.

		Wireline (2)	Mobile(3)	South America (4)	Internet and Media (5)	IT Market (2)(6)	IT Group (2)		Olivetti Tecnost (7)	Sub-total	Other activities and eliminations (2)(4)(8)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2004 2003(1) 2002(1)	17,571 17,216 17,047	12,900 11,782 10,867	1,076 1,111 1,405	597 1,297 1,991	729 891 1,039	965 1,100 996		601 655 914	34,439 34,052 34,259	(3,202 (3,202 (2,851	) ) )	31,237 30,850 31,408

Operating income	2004 2003(1) 2002(1)	5,199 4,969 4,677	4,073 3,786 3,358	121 145 154	(89 63 232)	36 58 64	(67 (36 (40	) ) )	21 2 4	9,294 8,987 8,449	(2,094 (2,198 (2,391	) ) )	7,200 6,789 6,058

Capital expenditures	2004 2003(1) 2002(1)	2,201 2,302 2,475	2,490 1,957 1,715	157 129 214	62 102 81	25 30 39	180 174 149		15 20 35	5,130 4,714 4,708	205 180 193		5,335 4,894 4,901

Number of employees at the year end	2004 2003(1) 2002(1)	50,383 50,766 53,935	20,361 18,888 18,702	5,080 4,953 5,403	1,805 2,029 7,715	4,131 4,827 5,506	3,160 4,107 5,039		2,108 2,395 4,527	87,028 87,965 100,827	4,337 5,222 5,793		91,365 93,187 106,620

(1)	The data relating to 2003 and 2002 have been reclassified and presented consistent with the 2004 presentation.

(2)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(3)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

(4)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other activities.

On January 24, 2005 Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A.. The transaction closed on March 29, 2005.

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

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(6)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(7)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(8)	The data include the operations of the International Affairs Corporate Function, TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

Item 4. Information On The Telecom Italia Group	Business

The following table sets forth, for the periods indicated, certain selected statistical data for the fixed-line, mobile and Internet businesses.

	Year ended December 31,
	2002	2003	2004
Wireline:
Subscriber fixed-lines at period-end in Italy (thousands)(1)	27,142	26,596	25,957
Subscriber fixed-line decline per annum in Italy(%)	(0.8)	(2.0)	(2.4)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,756	6,027	5,805
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	850	2,200	4,430
Voice Offers in Italy—(thousands)(4)	5,224	5,547	5,883
Network infrastructure in Italy:
—access network in copper (millions of km—pair)	104.3	105.2	105.2
—access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.6	3.7
Network infrastructure abroad:
—european backbone (km of fiber optics)	36,600	39,500	39,500
Retail Traffic(5):
Average minutes of use per fixed-line subscriber in Italy during period(6)	4,292	4,127	3,935
Of which:
Local traffic during period (in average minutes)(7)	3,198	2,971	2,749
Long-distance traffic during period (domestic and international) (in average minutes)	1,094	1,156	1,186
Total mobile outgoing traffic per month (millions of minutes)	1,960	2,090	2,211

Mobile:
TIM lines in Italy at period-end (thousands)	25,302	26,076	26,259
TIM group foreign lines (at period-end, thousands)(8)	13,809	18,438	27,563
TIM group lines total (Italy + foreign, thousands)(8)	39,111	44,514	53,822
TIM lines in Italy growth per annum(%)	5.7	3.1	0.7
Average revenue in Italy per mobile line per month(€)(9)	28.8	29.1	30.0
Cellular penetration in Italy at period-end (TIM lines per 100 inhabitants)(%)	43.9	45.3	45.5
Cellular market penetration in Italy at period-end (lines for the entire market per 100 inhabitants)(%)	93.7	99.2	109.0
GSM penetration in Italy (% of population)	99.8	99.8	99.8

Internet and Media:
Page Views Virgilio (millions)	5,267	6,612	7,902
Active User ISP (thousands)	2,227	2,514	3,346
La 7 average audience share (%)	1.8	2.2	2.4
La 7 audience share of December (%)	2.1	2.2	2.6

(1)	Data includes multiple lines for ISDN and exclude internal lines.

(2)	Data excludes internal lines.

(3)	Number of contracts. Broadband access contracts in Italy as of December 31, 2002, 2003 and 2004 were 850,000, 2,040,000 and 4,010,000 respectively.

(4)	Number of contracts; data includes Teleconomy, Hellò and other business voice offers.

(5)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls (including calls to mobile phones).

(6)	Includes total fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(7)	Including district and Internet dial-up traffic.

(8)	The foreign lines include those of mobile affiliate AVEA I.H.A.S. (Aria-Is TIM for 2003) and those of T-Mobile CZ. Our proportionate share results in total lines of 42.0 million as of December 31, 2004. The number of foreign lines of AVEA I.H.A.S. includes approximately 2 million from Aycell. TIM International agreed to sell its stake in TIM Hellas and Corporacion Digitel which companies represented 3.7 million subscriber lines. In addition, on March 24, 2005 TIM, through TIM International, finalized with T-Mobile Global Holding the sale of 7.16% of the share capital of CMobil (Dutch holding owning 60.8% of T-Mobile CZ). On May 5, 2005, regulatory authorities in Venezuela decided not to grant the authorization for the sale of TIM International’s stake in Corporacion Digitel S.A. to CANTV. Because the decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies, at March 31, 2005, TIM treated TIM Hellas and Digitel as discontinued operations. Consequently, as of March 31, 2005, TIM International managed 15.9 million lines, all in Latin America, excluding the lines of affiliated company AVEA. The lines of AVEA rose to 5.2 million as of March 31, 2005, from 4.8 million as of December 31, 2004.

(9)	Including Prepaid Customers’ revenues and excluding equipment sales and including non—TIM customer traffic.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    UPDATED TARGETS AND STRATEGY

On April 12, 2005, we announced our targets and established our priorities for the 2005-2007 period.

Significant changes are occurring in wireline and wireless markets which pose new challenges for the Telecom Italia Group, but also offer new opportunities. The demand for telecommunications services is growing, driven by the growth of broadband in our wireline business and by the new services offered in the mobile segment. In particular:

•	communications on fixed networks have enriched the supply of traditional “voice” and “data” services by adding innovative services made possible by XDSL technology and fiber optics;

•	communications on the new-generation mobile networks (GPRS, EDGE and UMTS) now permit mobility not only for voice services but also for data, Internet and media services.

Alongside these recent developments, additional elements of discontinuity in technology and the market are leading towards a progressive reduction in the traditional distinctions between our principal business areas of wireline and mobile.

Some trends in technologies are facilitating interaction between the different networks (fixed and mobile, voice and data) and between the suppliers of telecommunications services and suppliers in adjacent sectors, such as information technology, media and consumer electronics, offering operators the opportunity to develop new services and make the technical management and development of network infrastructures more efficient.

On the demand side, customers increasingly want to use the services made possible by the new technologies seamlessly, regardless of where they are. In particular, business customers require solutions for access to their own intranet and to corporate applications with the fixed or mobile network available at any given moment, and consumers are interested in the creation of multimedia portals with access from both fixed and mobile networks to enjoy digital content (music, film, etc.).

The evolution of the market requires an update of current business models and organizational strategies, an objective that the TIM Acquisition is intended to promote.

To ensure effective governance of the evolution of the post-TIM Acquisition business and organization structure, working groups have been formed to identify specific areas which may offer efficiency gains in activities, processes and products in the fixed and mobile sectors. €1.5 billion of synergies cumulative for the 2005-2007 period have been identified.

An additional advantage of the TIM Acquisition is a further opportunity to optimize financial structure and cash flow within the Telecom Italia Group by managing Telecom Italia Group debt more efficiently and making better use of financial leverage.

In particular, from a business perspective, the main focus during the 2005-2007 period will be on the following:

Enriched offering:    We will seek to expand our offer, primarily in broadband, UMTS and digital terrestrial television (“DTT”). In broadband we will upgrade transmission capacity, introduce advanced services over IP, new handsets and customer equipment and voice and VAS for businesses. With respect to UMTS, we will continue to roll out our UMTS network, continue to innovate on services, offer new handsets and selectively deploy HSDPA technology. In DTT we intend to extend coverage, promote pay-per-view contents and launch interactive services.

Synergies:    We plan to further develop synergies between our fixed and mobile businesses following the TIM Acquisition, particularly with respect to network and IT innovation, VAS innovation, sales networks, customer operations and purchasing.

Focused International Growth:    Our international strategy will be focused on selected growth areas, including

•	leverage our strong position in the Brazilian market;

•	expand selectively in the European broadband market; and

•	evaluate integrated investment opportunities in Turkey.

Integration in the Internet Sector:    We plan to integrate Tin.it/Virgilio in Wireline in order to develop a more coherent strategy on the ISP and the portal.

Item 4. Information On The Telecom Italia Group	Business

Financial Targets

As of January 1, 2005 we are required to apply IAS/IFRS accounting standards to the preparation of our financial statements. See “Item 5. Operating and Financial Review and Prospects—5.5 Adoption of International Accounting Standards—5.5.4. Principal Impacts On The 2004 Consolidated Financial Statements Deriving From the Application of IAS/IFRS” which describes in some detail the impact of IFRS on our Italian GAAP financial statements. The IFRS information prepared to date is preliminary and liable to amendments and has been prepared on the basis of IAS/IFRS currently in force and following the interpretations currently available. The following data is unaudited.

Based on the application of IFRS, consolidated net financial debt as of December 31, 2004 would increase by €3.3 billion (from €29.5 billion to €32.8 billion).

In the first three months of 2005, net financial indebtedness has increased by approximately €14.0 billion as a result of additional borrowings and the total outflow borne by Telecom Italia for the purchase of TIM shares tendered and accepted in the public tender offer as part of the TIM Acquisition, partially reduced by the conversion of “Telecom Italia 1.5% 2001-2010 convertible notes with redempion premium”.

We are targeting to reduce our net financial indebtedness at year-end 2007 back in line with net financial debt at year-end 2004 as determined under IAS, through significant cash flow generation combined with the net proceeds from further disposals of non core assets. Such debt reduction nonetheless assumes that over the 2005-2007 period we will maintain our dividends in line with dividends paid for fiscal year 2004 and continue investing in innovation.

Our financial targets for the period 2005-2007 (based on IAS/IFRS) include:

Objectives of Telecom Italia on a consolidated basis-CAGR(1)
Operating revenues	+4/6%
Operating income	+7/9%
Capital expenditures (cumulative 2005-2007) (€ in billion)	~14 billion

(1)	2004-2007 Organic growth: excluding change in consolidation area, exchange rate impact and exceptional items.

There can be no assurance that these objectives and targets will actually be achieved.

Please see “Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995” at the beginning of this Annual Report for a discussion of factors which would cause our actual results to differ materially from the targets discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”. There can be no assurance that we will be able to achieve the financial targets we have established.

Wireline

In Wireline, the principal focus over the past two years has been on broadband and loyalty programs. At the end of 2004, the customer base of broadband accesses was 4,010,000 in the domestic market and 420,000 in the European market (France and Germany). New services for broadband Internet (Alice and Smart) have supported continued growth. New voice packages and innovative integrated solutions for business clients were also introduced.

The Telecom Italia Group’s wireline strategy continues to be driven by defense of market share in voice traffic, strong emphasis on data/Internet growth and broadband contents and services development, with the focus on obtaining continuing efficiencies.

In particular, we intend to:

•	maintain our domestic leadership in our core business (voice services, Internet access, data transmission services for businesses, national and international wholesale services);

•	consolidate our operational capabilities with the objective of offering best in class service levels to our customers and leverage opportunities to retain our client base by enhancing customer loyalty (through billing, customer relations management (CRM) and customer contact);

Item 4. Information On The Telecom Italia Group	Business

•	concentrate on developing value added services, both for corporate and residential customers, to sustain revenue and margin levels, building, in particular, on the increasing penetration of Internet and broadband contents and services (including WI FI), but also on innovation in voice and videocommunication services and terminals, equipped with new facilities, similar to mobile phone functions;

•	run efficient operations and continue our cost-cutting program (personnel, real estate, general and administrative, network);

•	maintain competitive services and focus investment on enhancing network evolution and innovation such as optical transport and IP (Internet Protocol) services; and

•	expand the wireline broadband offer in selected areas throughout Europe (such as Germany and France) with the development of facility-based operators providing broadband access and value-added services by capitalizing on domestic expertise.

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

TIM’s strategy is focused on maintaining its leadership and achieving sustainable growth in the wireless market by focusing on customers with high mobile phone usage, in particular through:

•	continuous innovation in voice and Value Added Services (VAS) offers;

•	strong customer care able to respond and anticipate customer needs;

•	full enhancement of the potential of the GPRS/EDGE/UMTS network integration; and

•	consolidating GSM leadership in Brazil and enhancement of the competitive position.

The main strategic tools for the achievement of such objectives are:

•	innovative marketing, aimed at generating new and tailored offers to increase voice traffic and VAS utilization;

•	a multichannel and integrated approach to caring and distribution, tailored for different customer needs/profile;

•	value enhancement of subsidiaries and associates through the plug and play strategy to share resources and know-how via a centralized support of local networks in different countries;

•	development of synergies between fixed and mobile services;

•	excellence in human resources, through recruitment, development and retention of “key” human resources, analysis and selection of methods for increasing flexibility of resources and the management of internal innovation process; and

•	profitability and cash flow generation, through maintenance of high efficiency levels on its network, IT and back-office, investments and working capital control.

There can be no assurance that these objectives and targets will actually be achieved.

Telecom Italia Media

Following the sale of the Internet activities to Telecom Italia, Telecom Italia Media will refocus from a “diversified media holding” to a focused media company with valuable brand and strong positioning in the Italian TV market, exploiting selected investment opportunities in TV and related media.

In particular, the strategy to be implemented over the 2005-2007 period includes:

•	La7: continue improvements in free to air performance;

Item 4. Information On The Telecom Italia Group	Business

•	MTV: confirm leadership, high growth rates, profitability and cash generation;

•	Digital Terrestrial Television: invest to gain momentum in the growing DTT market leveraging on brand and asset portfolio.

There can be no assurance that these objectives and targets will actually be achieved.

4.1.9    THE ORGANIZATIONAL STRUCTURE

Telecom Italia Group’s organizational structure includes:

•	Corporate Functions, which are responsible for the Telecom Italia Group’s operations; and

•	Business Units, which are responsible for business development and managing operations for external markets.

The following diagram highlights the organizational structure of the Telecom Italia Group as of May 23, 2005.

(1)	Starting from January 24, 2005, the Central Function Brand Enrichment corresponds to Progetto Italia S.p.A..

(2)	Consortium company which carries out Internal Auditing activities in the Telecom Italia Group.

(3)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

Reorganization

The Telecom Italia Group continued to reorganize its operations during 2004. As a result, the following organizational changes took place:

•	since February 23, 2004, the International Legal Affairs Function, previously under Corporate and Legal Affairs, reports directly to the CEO Carlo Buora. It has responsibility for providing support to top management of the Telecom Italia Group with respect to legal issues concerning international operations and development of the business, together with Corporate and Legal Affairs which ensures the coordination on such issues at the Telecom Italia Group level;

•	on March 1, 2004, the Latin America Operations Function was disbanded. This Function, set up in 2002, reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO

Item 4. Information On The Telecom Italia Group	Business

Carlo Buora for wireline telecommunications and for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam has taken over the new role of the “delocalized” Corporate Function in Latin America. The Business Units—with their present corporate organizational structure—are nevertheless responsible for the results of the subsidiaries in Latin America under their control;

•	on March 1, 2004, Paolo Dal Pino took over as representative of the Telecom Italia Group in Latin America, reporting directly to the Chairman, and was appointed as Chairman of Telecom Italia Latam;

•	on December 10, 2004, with the agreement of the Telecom Italia Group, Mauro Sentinelli resigned as TIM’s General Manager. Mr. Sentinelli, who is also Deputy Chairman of the GSM Association, will continue to act as an advisor to the Chairman of Telecom Italia on the evolution of technological platforms. On December 22, 2004, Mauro Sentinelli also resigned as a director of TIM;

•	since January 2005 Marco Forneris assumed responsibility for the Information Technology Group which responsibility is to develop strategies and plans for the Information Technology Group in accordance with the IT Governance Committee guidelines, to define Information Tecnology Group architectures, to coordinate development programs and system integration of IT solutions for the Business Units of the Telecom Italia Group;

•	since January 2005 the Central Function Brand Enrichment corresponds to Progetto Italia S.p.A. which ensures—with the Communication and Image Function coordination—the enhancement of the Telecom Italia Group through definition and development of initiatives in the charity, culture, education and sport sphere;

•	on February 15, 2005 Giovanni Ferrario was appointed C.E.O. of Olivetti Tecnost.

The Telecom Italia Group Committees have been revised as follows:

•	Management Committee, which aims to coordinate the Telecom Italia Group’s activities and ensure unitariness in the development and implementation of business strategies;

•	Business Reviews, which monitors the results of each Business Unit, analyzes forecasts and operational progress reports and decides on the resulting action plans;

•	Investments Committee, which approves investments exceeding specific authorized limits;

•	Steering Committee “Telecom 2007”, which guides and approves the Telecom Italia Group’s initiatives in terms of innovation, development and efficiency, and also controls their progress, for purposes of ensuring the effective implementation of the TIM Acquisition;

•	Steering Committee, which implements Project 404, aimed at ensuring the timely completion of the preliminary steps necessary, at a Telecom Italia Group level, for Telecom Italia to fulfill the disclosure requirements on internal control issues, as set forth in Section 404 of the Sarbanes-Oxley Act of 2002;

•	Purchases Committee, which promotes coordination of the Telecom Italia Group’s purchasing processes, monitoring their performance and maximizing synergies among the Business Units/Companies;

•	IT Governance Committee, which defines the guidelines for the information technology strategies of the Telecom Italia Group, directs the relative plans and monitors their progress;

•	Publishing Committee, which establishes strategic guidelines relating to the publishing lines of reference for the Telecom Italia Group. Reporting to the Publishing Committee is the Operating Content Acquisition Committee whose purpose is to ensure a unitary vision of the initiatives developed by the Business Units, to leverage the contents present in the Telecom Italia Group’s plans and packages and to define a synergic approach with outside suppliers;

•	Technological Committee, which guarantees integrated safeguarding of the innovation and technological development processes;

•	IT Security Committee, which ensures integrated security in the management of the information and computer security of the Telecom Italia Group;

Item 4. Information On The Telecom Italia Group	Business

•	Latin America Purchases Committee, which promotes coordination of the purchasing processes in Latin America, monitoring their performance and maximizing synergies among the operating companies;

•	Latin America Image Awareness and Advertising Committee, which is responsible for the uniformity of advertising and image awareness initiatives of the Telecom Italia Group in Latin America;

•	Latin America Regional Coordination Committee, which guarantees overall consistency of Telecom Italia Group’s activities in Latin America, ensuring unitariness in the development and implementation of business strategies.

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    WIRELINE

The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services for final retail customers and wholesale providers. On an international level, Wireline develops fiber optic networks for wholesale customers (mainly in Europe and South America) and provides access and innovative Broadband service packages in key European countries.

Aggressive market competition continued during 2004. This was most prominent in the case of national traffic, and was countered with new plans offered as part of actions to retain customers.

The Wireline Business Unit accounted for gross operating revenues of €17,571 million in 2004, €17,216 million in 2003 and €17,047 million in 2002. The 2004 gross operating revenues recorded positive growth of about 2.1% which is one of the most important goals of the Wireline Business Unit’s strategy.

The organizational structure of the Wireline Business Unit as of December 31, 2004 was as follows:

WIRELINE
Telecom Italia Wireline	National Subsidiaries	International Subsidiaries
Wireline TLC services: • Retail Telephone • Retail Internet • Data Business • V.A.S. Phone and Data • National Wholesale	Loquendo S.p.A. Path.Net S.p.A. Telecontact Center S.p.A.	BBNED group Latin American Nautilus group Mediterranean Nautilus group Med-1 group Telecom Italia Deutschland Holding GmbH – HanseNet Telekommunikation GmbH

Telecom Italia Sparkle group

•        Telecom Italia Sparkle S.p.A.

–       Intelcom San Marino S.p.A.

–       Telefonia Mobile Sammarinese S.p.A.

–       Pan European Backbone (includes Telecom Italia France)

–       Telecom Italia Sparkle of North America Inc.

❖	KEY ISSUES IN ITALY

•	The Wireline Business Unit is focused on switching its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit intends to expand its large penetration in the broadband market through ADSL connections offered respectively to the consumer and SOHO (Small Office Home Office) markets with two different branded packages: “Alice” and “Smart”.

•	This strategy has had significant success in Italy with 4,010,000 broadband points of access sold to the retail and the wholesale market at the end of 2004 (2,040,000, at December 31, 2003), of which 3,115,000 points of access have been sold to retail customers. The growth is attributable to the success of various tariff structures geared to the mass market (Alice) and to business customers (Smart).

•	The Wireline Business Unit is seeking to grow revenues by developing new services, based on innovative use of its fixed network, such as video communication and SMS (Short Message Service) for fixed telephones. In particular, commercial efforts have been made to support innovative telephones sales, e.g. Aladino (with functions and design very close to a mobile last generation phone) and video communication terminals.

•

Another key issue for Wireline is the expansion of its WI FI service which provides the opportunity for customers to work everywhere with their own lap top computer, keeping in touch with the “network”

Item 4. Information On The Telecom Italia Group	Business Units

(the company intranet, Internet and their own private e-mail) with a high speed connection and without the need to connect to a fixed line.

•	In the voice area the key issue is to continue developing voice offers (Teleconomy, Hellò and other business customized offers) to support loyalty and retention and win back customers which have moved to other service providers.

❖	SUBSCRIBERS IN ITALY

The table below sets forth, for the periods indicated certain domestic subscriber data of Wireline.

	As of December 31,
	2000	2001	2002	2003	2004
Subscriber fixed-lines at period-end (thousands)(1)	27,153	27,353	27,142	26,596	25,957
Subscriber fixed-line growth (decline) per annum (%)(2)	2.5	0.7	(0.8)	(2.0)	(2.4)
ISDN equivalent lines at period-end (thousands)(3)	4,584	5,403	5,756	6,027	5,805
Broadband Access (ADSL + XDSL)—(thousands)(4)	—	390	850	2,040	4,010
Voice Offers—(thousands)(5)	—	4,094	5,224	5,547	5,883

(1)	Data include multiple lines for ISDN and exclude internal lines.

(2)	For each of the years ended December 31, the percentage growth (decline) figure represents growth (decline) per annum over the prior year’s end.

(3)	Excluding internal lines.

(4)	Number of contracts.

(5)	Numbers of contracts; data include Teleconomy, Hellò and other business voice offers.

As of December 31, 2004, the Wireline Business Unit had approximately 26.0 million fixed subscriber lines, including approximately 17.7 million residential lines (including multiple lines for ISDN), approximately 8.0 million business lines (including multiple lines for ISDN), and approximately 230,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2004, the Wireline Business Unit had approximately 5.8 million ISDN equivalent lines. The number of subscribers is expected to slowly decline as marketing is focused on ADSL lines which provide greater speed on the Internet. This is evidenced by significant growth in broadband access.

As of December 31, 2004, 57.4% of the public telephones in service were equipped with phone card readers. The density of public telephones in Italy is among the highest in the world, with one public telephone per square kilometer and approximately 4.0 public telephones for every 1,000 inhabitants. During 2004, ISDN technology was introduced to approximately 54.0% of public telephones in order to support the launch of innovative services (approximately 124,500 basic ISDN equivalent lines in public telephony architecture; unlike residential and business ISDN lines, each ISDN public telephone line is linked to only one phone).

❖	WIRELINE STRATEGIC BUSINESS AREAS

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

Revenues from retail telephone (the Wireline segment addressing the retail and mass market) were €10,267 million in 2004, a decrease of 0.6% compared to 2003 (€10,334 million in 2003). The Wireline Business Unit successfully limited the intense competitive impact in the retail segment during 2004. Traffic packages (voice offers), loyalty and retention schemes strategies resulted in limited revenue losses while market share on traffic volumes was stable (market share on voice traffic: 73.1% at December 31, 2004 against 73.2% at December 31, 2003).

Item 4. Information On The Telecom Italia Group	Business Units

Retail Internet

Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional Internet traffic (such as dial-up), which is declining as ADSL is growing.

Retail Internet revenues consist primarily of Internet dial-up traffic revenues and revenues from access fees for ADSL connections.

During 2004, the Wireline Business Unit continued focusing its efforts on growing its ADSL mass market base. In particular, on March 15, 2004, Telecom Italia, in keeping with its commitment to develop innovative broadband services, launched the video on demand service for computers through the Rosso Alice portal. This portal, which is organized into six areas (films, sport, music, videoclips, games, information and video-community) offers the service on demand to all Internet users with an ADSL connection. Alice customers can purchase the content through a credit card or by direct debit to their phone bill.

Revenues grew significantly in 2004, to €987 million, an increase of 34.1% over 2003 (€736 million in 2003). Revenues from ADSL were approximately €590 million increasing strongly by 108.5% over 2003 (€283 million in 2003) although revenues from Internet dial-up traffic continued to decrease due to migration to Internet connections from broadband access (from €443 million in 2003 to €384 million in 2004, a decrease of 13.3%).

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

During 2004, the Wireline Business Unit continued supporting offers for the data transmission networks and Internet access, including:

•	WI FI service: at December 31, 2004 the number of locations is approximately 1,000 in Italy and approximately 17,000 abroad due to roaming agreements with important international operators; and

•	new wireless solutions for Interbusiness and Hyperway, based on CISCO innovative technologies.

Revenues from data services (including leased lines data equipment rental and assurance) amounted to €1,539 million in 2004 and increased by 2.0% over 2003 (€1,510 million in 2003). The growth in revenue from data services has been driven mainly by innovative data services (data transmission through broadband and the fiberoptic technology network) that increased by 20% in 2004 compared to 2003 (€624 million in 2004 and €520 million in 2003) while revenues from data equipment increased by 21.1% to €298 million in 2004 (€246 million in 2003).

Revenues from traditional data services (data transmission using data packet technology) decreased by 18.7% from €337 million in 2003 to €274 million in 2004 mainly due to customer migration to broadband services and repricing.

Leased lines.    Leased lines are trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission.

As of December 31, 2004, there were approximately 200,000 (in points of entry of data network) lines leased to business customers (approximately 274,000 at December 31, 2003) and approximately 82,000 digital leased lines (approximately 107,000 at December 31, 2003).

Revenues from leased lines were €343 million in 2004 compared to €407 million in 2003, a decrease of 15.7%.

Item 4. Information On The Telecom Italia Group	Business Units

Retail Value Added Services

Retail VAS include new services for all Wireline customers such as web services, outsourcing and security for business customers and 4* (easy access to a large number of services), SMS (from fixed telephones), Memotel (centralized mail box) and “Chi è” (identification of calling number) for residential customers. Revenues from VAS were €1,070 million in 2004, a reduction of approximately €60 million or 5.3% compared to 2003. The reduction is attributable to new pricing regulation adopted by regulatory authorities for certain premium services partly offset by significant growth in innovative VAS (web services, 4*, etc.) which increased by 23.0% from €647 million in 2003 to €796 million in 2004.

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

Revenues from wholesale services were €3,329 million in 2004 an increase of 1.9% compared to 2003 (€3,268 million in 2003). Domestic wholesale and International wholesale services increased respectively by €6 million and by €55 million compared to 2003. In Domestic wholesale services, revenues from Data offers, especially broadband, offset price reductions in leased lines to other operators. In International wholesale services, traffic volumes carried to others operators drove revenues growth.

❖	TRAFFIC AND TARIFFS

The table below sets forth, for the periods indicated, certain traffic data for Wireline.

	Year ended December 31,
	2000	2001	2002	2003	2004
Wireline total traffic (Retail and Wholesale) (billions of minutes)	171.3	209.8	214.9	226.6	216.8
of which:
National(1)	163.8	201.1	204.7	215.2	203.9
International(2)	7.5	8.7	10.2	11.4	12.9
Retail Traffic:
Average minutes of use per fixed line subscriber during period(3)	4,722	4,739	4,292	4,127	3,935
of which:
Local traffic during period (in average minutes)(4)	3,621	3,575	3,198	2,971	2,749
Long distance traffic during period (in average minutes)	1,101	1,164	1,094	1,156	1,186

(1)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.

(2)	Data include international retail outgoing traffic and total international wholesale traffic.

(3)	Data include total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(4)	Data include district and Internet dial-up traffic.

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

Traffic packages mainly consist of ‘Teleconomy and Hello’ offers for the Mass Market and SOHO customers. Further customized offers are provided to business customers.

For business customers Wireline Business Unit has introduced specific offers for companies with high volumes of traffic, allowing companies to choose among a variety of price plans.

Residential offers.    Offers introduced in 2004 for retail customers included a number of new services, such as video calling, as well as local or long-distance voice calls at a price of six euro cents per minute. Also, the pricing

Item 4. Information On The Telecom Italia Group	Business Units

offer with regard to Teleconomy/Hello was enlarged with the launch of “Teleconomy Quando Vuoi”, which, by the payment of a subscribers’ fee of €5.58 per month (including VAT), allows the customer to make unlimited national traffic calls inside the time band chosen by the customer. Outside of the specific time bands, other prices apply. In addition, the “Welcome Home” offer was launched, specifically for customers with high volumes of international traffic, and the monthly fee is equal to €0.432 (including VAT).

Business offers.    Offers introduced in 2004 included the “Programma Business” offer which was enlarged, with 3 new price lists addressed to customers with high volumes of traffic. The “Teleconomy Aziende Quando Vuoi” offer was introduced for business customers. Such offer is the same as that for residential customers, but with a monthly charge of €6.50 (excluding VAT).

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

On July 23, 2003, the National Regulatory Authority introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices Telecom Italia may charge for voice services for the four year period 2003-2006. In 2003 the National Regulatory Authority identified three separate baskets:

•	access;

•	local and long distance calls; and

•	fixed to mobile traffic, limited to the fixed call segment which is retained by Telecom Italia (the “Retention segment”).

Furthermore, for the “access” basket a sub-price cap for residential subscription charges was also established.

The National Regulatory Authority fixed the value of X as follows:

•	X=0% for the “access” basket;

•	X=RPI for the sub-price cap for residential subscription charges and for the “local and long distance calls” basket; and

•	X=6% for the fixed to mobile traffic (the “Retention segment”).

Such new price caps cover:

•	basic subscriber charges and other access charges – RPI (Retail Price Index) + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI (RPI–RPI=0);

•	local and long distance calls with a cap equal to RPI-RPI; and

•	fixed to mobile traffic, limited to the fixed call segment belonging to Telecom Italia (the “Retention segment”) with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

Item 4. Information On The Telecom Italia Group	Business Units

In accordance with the price cap mechanism, during 2004 Telecom Italia implemented the following tariff changes:

•	an increase of approximately €55 million in access prices equivalent to an increase of 1.2% (€40 million for Business customers, representing an increase of 2.5%);

•	a reduction of fixed to mobile traffic tariffs with consequent reduction of “Retention” (that is the amount due to Telecom Italia) equal to approximately €17 million (a 3.5% reduction).

During 2004, certain adjustments in International Traffic tariffs were implemented. These changes have had a limited impact on traffic revenues (estimated at approximately €1.4 million in 12 months).

International Traffic

The table below sets forth, for the periods indicated information with respect to incoming and outgoing traffic, including direct dial and operator assisted calls and mobile traffic.

	Year ended December 31,
	2000	2001	2002	2003	2004
Total outgoing traffic (millions of minutes)	2,706	3,015	3,405	3,682	3,990
Growth in outgoing traffic (%)(1)	13.2	11.4	13.0	8.1	8.4
Total incoming traffic (millions of minutes)	3,415	3,845	3,842	3,299	3,445
Growth in incoming traffic (%)(1)	(0.1)	12.6	(0.1)	(14.1)	4.4
Total international transit traffic (millions of minutes)	1,310	1,825	2,995	4,382	5,452
Growth in international transit traffic (%)(1)	52.9	39.3	64.1	46.3	24.4

(1)	For each of the years ended December 31, the percentage growth figures represent growth per annum over the prior year’s end.

The trend in international traffic volumes from 2000 to 2004 was mainly impacted by macroeconomic factors such as growth in foreign demand, import/export activities, foreigners and new subscribers.

During 2004 outgoing international traffic increased by 8.4% compared to 2003. The outgoing international traffic is mostly concentrated in communications traffic with Germany, France, Romania, Switzerland, United States, United Kingdom, Albania and Spain, which together accounted for approximately 46% of toll minutes in 2004.

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

The traffic incoming on the mobile network increased by 196 million minutes compared to 2003 (+16.1%) while the traffic incoming, or deemed to be incoming, on the fixed network decreased by 50 million minutes compared to 2003 (-2.4%).

In 2004 wholesale international activities were focused on managing international transit traffic that resulted in volume increases of 1,070 million minutes (an increase of 24.4%) compared to the previous year. This performance was due to the acquisition of new wholesale customers through 57 new interconnections (29 of which in Voice Over IP), the reduction of the costs through new techniques of transportation as VOIP (863 millions of minutes), and finally to new hubbing strategies in Africa and Middle East.

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

Item 4. Information On The Telecom Italia Group	Business Units

Interconnection with Other Operators

On March 22, 2003, the National Regulatory Authority approved the introduction of the Network Cap mechanism to regulate interconnection tariffs until the end of 2006. The mechanism will govern the amounts Telecom Italia can charge other operators that want to utilize Telecom Italia’s network to provide telecommunications services. From the 2003 Reference Offer (RO), the market has gained greater transparency with respect to the arrangements relating to interconnection services, allowing the operators to rely on stable economic values in preparing their business plans.

The Authority has defined five main services baskets with relative caps, in the form of Retail Price Index (RPI) – X:

•	SGU (Local exchange interconnection and interconnection kit and circuits) = RPI – 8%;

•	SGT (Single transit interconnection) = RPI – 6%;

•	2SGT (Double transit interconnection) and international transit by SGT = RPI – 3.75%;

•	Ancillary services (e.g. number portability charging, Carrier Pre-Selection (CPS) charging) = RPI – RPI;

•	Local Loop Unbundling (LLU) = As of January 1, 2005, the National Regulatory Authority has not defined the caps related to this service.

With respect to LLU, the National Regulatory Authority in the order 3/03/CIR has outlined a network cap mechanism to be implemented from January 1, 2004 through December 31, 2006 aimed at moving from historic costs to Long Run Incremental Costs (LRIC). LRIC of the access network are likely to be higher than historic costs. Currently, Telecom Italia applies an LLU price of €8.30/month which is the lowest in Europe and is significantly lower than the Telecom Italia retail access price. Prior to implementing this price, Telecom Italia’s LLU price was €10.79 per month for POTS (Plain Ordinary Telephone Service) line and €11.10 per month for ADSL line. Regarding implementation, the Italian LLU market is one of the fastest growing LLU markets in Europe with almost 760,000 fully unbundled lines on December 31, 2004 (Italy is second after Germany where LLU started about two years before), representing an increase of about 250,000 lines compared with the end of 2003.

In addition, Telecom Italia presents the most detailed and complete LLU offer in Europe (physical LLU, sub loop unbundling, shared access and all different kinds of co-location) and Telecom Italia has satisfied all National Regulatory Authority requests in terms of equipment of the sites requested by Other Licensed Operators (OLOs). In 2004, the OLOs have begun the use of lines in shared access and 23,000 lines were activated at the end of the year.

In April 2004, the National Regulatory Authority approved, subject to certain technical and economic amendments, the 2004 RO originally submitted by Telecom Italia in October 2003. Telecom Italia’s 2004 RO includes the conditions for Flat-Rate Internet Access Call Origination (FRIACO) service, partial circuits provisions, shared access and sub-loop unbundling, thus enabling a competitive development of Internet access and broadband services.

•	FRIACO: Telecom Italia has been offering this service since 2001.

•	Partial circuits: represent partial circuits from customer premises to the OLOs’ Point Of Presence (POP), as a segment of an end-to-end leased line. The National Regulatory Authority determined that economic conditions are to be set according to the price ceiling methodology that was established by the European Commission Recommendation C(1999) 3863 of November 24, 1999, and introduced the price ceiling into national legislation with Order No. 10/00/CIR. For speeds and distances of partial circuit different from those included in the Recommendation, the prices are based, according to national as well as European accounting requirements, on Telecom Italia’s own costs, evaluated according to the fully allocated current costs model.

•	Billing and bad debt service: Telecom Italia must also offer billing to OLOs who decide not to bill the customers (i.e. customers that are connected to the network through indirect access service) accessing their non geographic services. Telecom Italia, as required by the National Regulatory Authority, fixed the level of charge for the billing service at 2.9% calculated on the total revenues of each OLOs non geographic service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the OLOs.

Item 4. Information On The Telecom Italia Group	Business Units

Since April 2002, Internet Service Providers (ISPs) (pursuant to law 59/02) have access to the RO of the notified operators with respect to Internet traffic origination (both for metered and unmetered interconnection) and termination on 70x codes (dedicated in Italy to Internet access) and partial circuits. On June 26, 2002 the National Regulatory Authority issued an Order to define the criteria for ISPs to gain access to the RO technical and economic conditions.

On April 28, 2003, the National Regulatory Authority approved rules which regulate the manner in which customers can request deactivation of the CPS service. The National Regulatory Authority determined that a client can send his deactivation request both to Telecom Italia and to the preselected OLO.

On December 12, 2004, the National Regulatory Authority published:

•	the description of the Cost Accounting Methodology and of the cost accounting system; and

•	the conformity report of the Auditors on the Accounting Separation and the Regulatory Accounting of Telecom Italia for the Fiscal Year 2001.

According to the report, the Auditors in charge of preparing the report found that, for 2001, the Regulatory Accounting data issued by Telecom Italia have—as a whole—been issued in conformity with the appropriate methodological criteria required by law.

In 2004 Telecom Italia presented to the National Regulatory Authority the Accounting Separation and Regulatory Accounting for Fiscal Years 2002 and 2003.

In 2004, the Telecom Italia Group set up interconnections with the networks of five additional operators, making a total of 55 operators with operating interconnection agreements at December 31, 2004.

During 2004, the following contracts were also signed or renewed:

•	five new interconnection agreements;

•	six additional “reverse” agreements, terminating calls on the network of another operator;

•	60 agreements to supply high-speed access services using xDSL technology;

•	seven carrier preselection contracts, two district carrier selection agreement and six number portability agreements;

•	two contracts for shared access service on the local network; and

•	34 contracts to supply Digital Data Circuits or Partial Circuits.

❖	FIXED NETWORK

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

In detail, the national network in statistics at December 31, 2004 was as follows:

Exchange areas	Approximately 10,340
Switching areas	615, served by 628 line SGU (Urban Group Stages)
Gateway Areas	33
Copper access network	105.2 million kilometers-pair
Fiber optic access network	430,000 kilometers-line
Fiber optic carrier network	3.24 million kilometers-line
Direct dialing circuits	3.9 million
Network for direct digital circuits (PARD)	435,000 access points with speed up to 2 Mbit/s
Network for direct analog circuits (PARD)	93,000 access points
Frame Relay Accesses	85,000 gates at 2Mbit/s
PoP main data networks	32

Item 4. Information On The Telecom Italia Group	Business Units

SDH and ATM.    The Telecom Italia Group introduced SDH transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for its local fixed network during 1997. These transmission systems are operating on fibreoptics from 155 Mbit/s up to 10 Gbit/s. Work on the development of the national network (Long distance) which, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2004. In order to reduce the number of fibers, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. In November 2002 Wireline introduced a new generation of Optical Digital Cross Connect on the domestic wireline transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone which started in 2003, continued during 2004 connecting over 28 cities (all the major cities of Italy) and will continue through 2006 (adding a further 38 nodes). By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network.

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

To reduce costs and improve efficiency, Telecom Italia Group, has undertaken, starting in 2001, and will continue to implement, an extensive program to reengineer its network operation and maintenance organization, to permit a more effective use of human resources.

Starting from 1999, operating systems were developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing objectives of total quality. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided. In systems that operate the flexible network for data transmission, features were activated which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in services and augment the availability of the connections themselves. Moreover, operating systems have been equipped with new features for marketing new services.

Broadband Network/ADSL.    The Telecom Italia Group’s broadband network is capable of supporting advanced telecommunications services and multimedia applications and, to this end, the Telecom Italia Group has installed significant levels of fiber optic cables in its fixed network. In 1998, the Telecom Italia Group began introducing ADSL systems over copper pairs to deliver interactive services (e.g., fast-Internet). ADSL allows the Telecom Italia Group to fulfill in the short-term, market driven needs to provide services like fast-Internet, multimedia, video conferencing and teleworking either for business or residential customers. Furthermore, ADSL together with other existing infrastructure and satellite services allows the Telecom Italia Group to focus the commercialization of its broadband network services on a market basis and to tailor investments to the growth of the market. With reference to access services using ADSL technology, in 1999, the technical and commercial trials with fast Internet access for residential and Soho customers, begun in Rome and Milan at the end of 1998, were concluded. In 2004, commercial services with access to ADSL technology for business customers and Internet Service

Item 4. Information On The Telecom Italia Group	Business Units

Providers had been extended to 2,617 cities (approximately 2,100 at the end of 2003). The commercial services for business customers include the use of ADSL technology in urban areas to supply access to IP and ATM services of the Telecom Italia Group’s data networks. The services for ISPs supply ATM access based on ADSL technology to the public, leaving the commercial interface with the final customer to the service provider. At the end of 2004, the “local exchange areas” covered by ADSL technology numbered 3,750 (3,000 at the end of 2003).

Fiberoptic Cables.    At December 31, 2004, the Telecom Italia Group had installed approximately 3.7 million kilometers of optical fiber for access and transfers, of which approximately 1.2 million kilometers were installed on long distance fixed-lines. Fiberoptic cables significantly increase the capacity of the network and permit the Telecom Italia Group to provide new advanced services based on the simultaneous transmission of several kinds of signals, such as voice, data and video. To enable the offer of such services, the Telecom Italia Group is planning to introduce fiberoptics in its local access network.

In 2004, a project which started in the second half of 2000, consisting of the creation of an optical fiber ring between Milan and Palermo (T-Bone), was continued with the installation of cable containing 96 optical fibers on two backbones covering over 6,000 kilometers.

Flexible Data Network.    The Telecom Italia Group also operates a flexible network equipped with a centralized system that makes it possible to establish dedicated data links from a work station. At December 31, 2004, approximately 435,000 “direct digital line” access points and approximately 93,000 “direct analog line” access points had been installed.

International Network

Since 1997, the Telecom Italia Group has rationalized its international fixed network and enhanced international transmission capacity.

The Telecom Italia Group offers international wholesale services (Voice, Data and IP) and international retail services (Global Corporate Network) for multinational customers utilizing its own cross-border backbone, bilateral links and NNIA (Network Node Interface Agreements).

The cross-border backbone is based on three regional networks in Europe (PEB), Latin America (LAN) and in the Mediterranean basin (MED):

•	PEB (Pan European Backbone). A fiber optic network—2 fiber pairs, 400 Gbit/s each—laid in the main industrialized European countries: Italy, France, U.K., Belgium, Germany, Switzerland, Austria and Spain with a total length of 12,000 km. The cross-border services available for wholesale customers are: Managed Bandwidth, IP Connectivity, International Private Leased Circuit, Global Voice Services, GRX (GPRS Roaming eXchange for Mobile Operator);

•	LAN (Latin American Nautilus). A high capacity backbone based on an optical fiber ring network both on earth and under sea, 30,000 km long, including the Miami-New York City link. The ring, having optical automatic traffic protection and a bandwidth up to 320 Gbits, links the most important cities of South America to Central and North America;

•	MED (Mediterranean Nautilus). A submarine optical ring, in a high-availability network configuration, with a total length of 7,000 km—6 fiber pairs, 64 lambdas (10 Gbit/s each) per fiber pair- linking the main markets of the Central-Eastern Mediterranean area: Italy, Greece, Turkey and Israel. Presently, the optical ring links Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

Telecom Italia Group, with its international network, connects more than 290 world-wide operators and owns capacity on more than 434,500 kilometers of submarine cables that, from Italy, transport traffic along two major paths: longitudinal routes (towards the United States, Middle and Far East) and diagonal routes (toward Central and North Europe).

The multiservice network is based on class-4 softswitches, IP/MPLS and ATM switching devices, and ‘state of the art’ transmission technologies: DWDM and SDH (10 Gbit/s lambda, where lambda represents an optical wavelength) with traffic protection mechanisms (MS SPRING, SNCP and MSP).

Telecom Italia Group’s international backbone has been built to offer end-to-end services in strategic areas; it has Points of Presence in Europe (17 POPs), in the USA (4 POPs), in the Mediterranean basin (5 POPs), in South America (9 POPs) and in Asia (1 POP).

Item 4. Information On The Telecom Italia Group	Business Units

The POPs in the USA belong to Telecom Italia Sparkle of North America (TISNA), a wholly-owned subsidiary of Telecom Italia, that has implemented POPs in Newark (NJ), New York, Miami and Ashburn to offer Voice and IP/Data services with a network connected to the Pan European Backbone and to Latin American Nautilus.

The multiservice backbone delivers voice, IP and managed bandwidth services in the USA and Europe, IP and managed bandwidth services in South America and managed bandwidth services in the Mediterranean.

During 2004, there were major projects related to:

•	development of new features and capacity upgrade of the switching devices for the international voice services;

•	new POP in Singapore for voice services;

•	upgrade of the transmission capacity of the Pan European and transatlantic backbone;

•	new POP in Hamburg and Cairo dedicated to IP&Data services; and

•	new devices in the POPs of Santiago, Buenos Aires, Lima and Sao Paolo to offer IP services.

In Italy, the class 4 softswitches are replacing the legacy switching exchanges, in order to improve quality of service and decrease operational costs. The migration of the circuits, connecting more than 200 carriers, will be completed by 2005.

On March 2004 Telecom Italia Group, together with a consortium of 15 other international telecom operators, signed in Dubai the Construction and Maintenance Agreement of the new submarine cable system, South East Asia—Middle East—Western Europe 4 (“SEA-ME-WE 4”) cable system. The system will span some 20,000 km across the world with an ultimate capacity of 1,300 Gbit/s, terminating in more than 10 countries including Singapore, Malaysia, Thailand, Bangladesh, India, Sri Lanka, Pakistan, United Arab Emirates, Saudi Arabia, Egypt, Italy, Tunisia, Algeria and France. This SEA-ME-WE 4 cable system is the 4th in the series of the SEA-ME-WE cable systems and its construction is expected to be completed by 2005.

Retail International Network

Telecom Italia, with the “International Broadband” plan, has created an innovative offer of broadband access and services in a number of large metropolitan areas in Europe. The plan, started in 2003, currently includes France and Germany through the controlled companies Telecom Italia France and HanseNet.

France

In 2004 Telecom Italia France increased the portfolio and the coverage of broadband service on Local Loop Unbundling (LLU) in the area of the Ile de France (Paris) and in the cities of Nantes, Strasbourg, Lille and Bordeaux. The activities for the closing of the national rings are running, that concurs to the protection of the traffic and increases the asset of Telecom Italia France.

Other main activities carried out during 2004 have been:

•	the deployment of POPs in the cities of Paris (2 POPs), Lyon, Marseille (also serving Aix-en-Provence), Nice, Nantes, Strasbourg, Lille;

•	the implementation of local loop unbundling in 209 central offices;

•	the deployment of fiber optic connections among POPs, through Telecom Italia’s Pan European Backbone, and between POPs and 176 exchanges for a total of 1,448 Km;

•	the increase of the Backbone Infrastructure up to 2,396 km of fibre optic in IRU and 1,300 km at 2.5 Gbit/s (PEB); and

•	577 interconnection circuits with France Telecom (2Mbit/s).

In 2004, a new offer of VAS services (4* - easy access to a large number of services) and the Telecom Italia Internet portal “RossoAlice.it” were developed.

Germany

In 2004 it was decided to extend the broadband services beyond the Hamburg area (including Lubeck),to other major cities in Germany (Munich, Berlin, Stuttgart, Frankfurt).

Item 4. Information On The Telecom Italia Group	Business Units

The main activities carried out during 2004 included:

•	3 POPs in Hamburg and deployment of 4 new POPs in the cities of Berlin, Munich, Stuttgart and Frankfurt;

•	preparation of 251 new central offices to be equipped for local loop unbundling within the four mentioned cities;

•	implementation of a Backbone Infrastructure up to 2.150 km fibre optic in IRU; and

•	600 interconnection circuits with Deutsche Telekom (2Mbit/s).

❖	EVENTS SUBSEQUENT TO DECEMBER 31, 2004

•	On January 19, 2005 the National Regulatory Agency approved new Telecom Italia rate charges affecting local calls. The new charges, with effect from January 23, 2005, have increased the price of the answering charge for local calls but have reduced the price per minute of the duration of local calls.

•	On January 26, 2005 Telecom Italia signed a protocol agreement with the Consumer Associations which establishes new modes of operation for handling complaints about traffic generated from the abuse of non-geographic area code “709” numbers for Internet dial-up by third parties with consequent high charges for customers. In addition, Telecom Italia decided to cancel the amounts owed for such traffic prior to September 1, 2003 in the case of residential customers who lodged a complaint as prescribed by the conditions in the phone contract and have reported the abuse to or commenced legal proceedings with the competent authorities.

•	On February 1, 2005 Telecom Italia doubled the speed of broadband connections to 640 Kb/s both for residential customers with ADSL flat-rate plans and business customers. As a result, these customers received a connection upgrade to 1.2 Megabit/s for receiving and to 256 Kb/s for transmitting, without having to request an upgrade or pay any extra charge.

•	Starting from March 31, 2005 Telecom Italia raised Internet connection speeds to 4Mb per second in its latest flat-rate package (“Alice 4 Mega”). Eighty-five percent of currently available ADSL connections will be able to take advantage of this ‘superfast’ link.

4.2.2    MOBILE

The Mobile Business Unit (TIM group) operates in the sector of national and international mobile telecommunications. Its international operations are concentrated in Latin America and in the Mediterranean Basin.

The Mobile Business Unit accounted for gross operating revenues of €12,900 million in 2004, €11,782 million in 2003 and €10,867 million in 2002.

As of December 31, 2004, the Business Unit was organized as follows:

Mobile
National Subsidiaries	TIM International N.V.
	Major International Subsidiaries		Major Affiliated
	Mobile South America	Other Subsidiaries
TIM—Telecom Italia Mobile S.p.A. TIM Italia S.p.A. (1)

TIM Brasil group:

•       TIM Participaçoes group (Brazil)

•       TIM Celular S.A. (Brazil)

        —Maxitel S.A. (Brazil)

•       CRC Ltda (formerly Starcel Ltda) (Brazil)

TIM Perù S.A.C.

Corporacion Digitel C.A. (Venezuela) (2)

Blah! S.A. (formerly TIMNet.com S.A. Brazil)

		TIM Hellas Telecommunications S.A. (Greece) (3)	AVEA I.H.A.S. (Turkey)

(1)	Not operational as of December 31, 2004. Company receiving domestic mobile assets spun-off by TIM as a preliminary step to completion of the TIM Acquisition.
(2)	On November 5, 2004 a memorandum of understanding was signed to sell the equity interest held in Corporacion Digitel. On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.
(3)	On April 3, 2005 an agreement was signed to sell the equity interest held in TIM Hellas subject to satisfaction of certain conditions.

Item 4. Information On The Telecom Italia Group	Business Units

Among the large mobile telecommunications operators in Europe at the end of 2004 TIM had the largest number of lines in its domestic market (source: Mobile Communication magazine) and has been the fastest growing area of the Telecom Italia Group’s business for many years. Line growth, which has slowed down considerably in recent years, was 6% in 2002, 3% in 2003 and 1% in 2004. Gross operating revenues from TIM totaled €9,943 million, €9,469 million, €9,022 million (€8,915 million net of Blu merger effect) in 2004, 2003 and 2002, respectively.

TIM is expected to be merged with Telecom Italia by the end of June 2005 as the final step in the TIM Acquisition. Following completion of the TIM Acquisition, TIM Italia S.p.A. and TIM International N.V. will become direct wholly owned subsidiaries of Telecom Italia.

❖	SERVICES ITALY

TIM primarily offers digital mobile services as well as its legacy analog service which is being phased out. The GSM digital service, which commenced operations in April 1995, uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain other countries. During 2004, TIM launched its third generation services (based on UMTS technology) and the advanced second generation services through the EDGE technology. These technologies are interoperable and permit seamless usage of dual mode handsets linked to UMTS and GSM/EDGE networks. As of March 31, 2005, roaming agreements have been reached with 423 operators in over 187 countries, allowing customers to make and receive calls abroad. See “—4.2.2 Mobile—Mobile Tariffs” below. The analog service is based on the TACS 900 standard and began operation in 1990. See “—4.2.2 Mobile—Cellular Network”.

❖	CUSTOMERS AND LINES

The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 109 lines per 100 inhabitants at the end of 2004 and growth rates have been substantially higher than the European average. This compares to a penetration rate of 94 and 99 lines per 100 inhabitants at the end of 2002 and 2003, respectively. The increase is due to innovative services and an increase in customers with multiple lines and the number of operators. TIM’s customer base consists of GSM subscribers and customers holding GSM TIM Cards (“GSM Prepaid Customers”) as well as TACS subscribers and customers holding TACS prepaid services (“TACS Prepaid Customers” and together with GSM Prepaid Customers, “Prepaid Customers”). TIM is in the process of closing down its TACS service and is transitioning its customers to its GSM and UMTS network. In 2004, TIM had an 8.2% market share of net additional GSM and UMTS lines, corresponding to 0.5 million net lines, compared to 1.5 million for Vodafone Omnitel, 2.2 million for Wind and the remaining 2.3 million attributable to H3G(3).

It should be noted that TIM’s subscriber numbers do not include 688,000 “silent” lines. Silent lines are prepaid lines which are no longer active but have not yet been disconnected. As the Italian market is characterized by a high penetration of prepaid cards, customers will acquire multiple lines to take advantage of special commercial offers but with the intention of not maintaining the lines once the offer expires. TIM excludes these lines in order to ensure greater consistency between the number of lines managed and business development. TIM is the only operator in Italy that reports the customer base figure net of those lines.

At December 31, 2004, the number of lines for TIM’s GSM, UMTS and TACS mobile service was approximately 26.3 million (of which 25.8 million were GSM lines, 0.2 million were UMTS lines consisting of 2.8 million of GSM subscribers and 23.0 million of GSM Prepaid lines, and 0.2 million of UMTS Prepaid lines). As of March 31, 2005, TIM’s customer base remained essentially unchanged at 26.2 million lines.

The table below sets forth, for the periods indicated, geographic and population coverage data for TIM’s TACS and GSM services.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(%)
TIM Italian geographic coverage
TACS	83	83	83	83	83
GSM	92	94	94	94	94
TIM Italian population coverage
TACS	98	98	98	98	98
GSM	100	100	100	100	100

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, selected customer data for TIM’s domestic business.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(number of customers in thousands)
Lines at period end(1)	21,601	23,946	25,302	26,076	26,259
TACS subscribers	495	304	180	95	52
TACS prepaid lines	1,950	1,430	815	480	172
GSM/UMTS subscribers(2)	2,485	2,538	2,685	2,595	2,809
GSM/UMTS TIM Prepaid Lines(3)	16,671	19,674	21,622	22,906	23,226

	(in %)
Customer growth	16.6	10.9	5.7	3.1	0.7
Churn(4)	15.7	15.6	18.0	13.2	13.2
TIM penetration(5)	37.5	41.6	43.9	45.3	45.5
Cellular market penetration(6)	73.3	89.0	93.7	99.2	109.0

	(in euro)(6)
Average revenue per line per month(7)	30.5	29.1	28.8	29.1	30.0

(1)	Includes TACS, GSM and UMTS services, including Prepaid Customers and excludes the “silent” lines.

(2)	Commenced GSM services in April 1995. Commenced UMTS services in 2004.

(3)	At December 31, 2004 included 195,000 UMTS prepaid lines.

(4)	Data refers to total lines. The churn rate for any given period represents the number of TIM customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number of customers during that period.

(5)	TIM customers per 100 inhabitants.

(6)	Customers per 100 inhabitants for the entire market.

(7)	Including Prepaid Card revenues, non-TIM customer traffic revenues and excluding equipment sales.

The growth in TIM’s mobile lines over the five year period reflected in the table above has resulted almost entirely from the marketing success of the GSM TIM Card, a prepaid card which permits the customer to make outgoing calls up to the limit on the card for the 12 months following issuance of the card or the last recharge of the card and receive an unlimited number of calls for the 13 months following issuance of the card or the last recharge of the card. If a GSM TIM Card is not recharged within this 12-month period, the customer will not be able to make outgoing calls but for one additional month such customer will be able to receive incoming calls. The GSM TIM Card can be recharged at any time to permit additional outgoing calls. The GSM TIM Card offers several advantages, including elimination of bad debt charges and lower administration costs, as no statements are sent to customers. Approximately 89.1% of TIM’s lines at December 31, 2004, are prepaid. It should be noted that TIM’s figures do not include 688,000 “silent” lines in order to ensure greater consistency between the number of lines managed and business development. In addition, TIM is the only operator in Italy that reports the customer base figure net of those lines.

❖	UMTS LICENSE

The Italian government awarded five UMTS (third generation mobile communication system) licenses in Italy in November 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide third-generation mobile services. TIM committed to pay €2,417 million for its license, with approximately €117 million, €117 million, €117 million and €2,066 million having been paid in December 2003, November 2002, November 2001 and December 2000, respectively. The licenses are valid for 20 years starting January 1, 2002. In 2001, TIM began an experimental UMTS service in its service center in Padua, and a gradual roll-out of the UMTS network has begun. During 2004 TIM launched its third generation services with a fuller development of the customer base expected in 2005.

Item 4. Information On The Telecom Italia Group	Business Units

❖	TRAFFIC

The table below sets forth, for the periods indicated, selected traffic data for TIM’s business.

	Year ended December 31,
	2000		2001		2002		2003		2004
	(millions of minutes)
Total outgoing traffic per month	1,569		1,795		1,960		2,090		2,211
Total incoming and outgoing traffic per month	2,479	(1)	2,815	(2)	3,036	(3)	3,202	(4)	3,435	(5)

	(% of total)
Of which:
TACS(6)	10.3		5.4		3.0		2.0		0.9
GSM/UMTS(6)	89.7		94.6		97.0		98.0		99.1

(1)	Includes domestic mobile incoming and outgoing traffic (90.4% of total mobile traffic in 2000, international traffic (2.9% in 2000) and roaming traffic (6.7% in 2000). These data include fixed outgoing traffic to the mobile network.

(2)	Includes domestic mobile incoming and outgoing traffic (92.8% of total mobile traffic in 2001 compared to 90.4% in 2000), international traffic (2.7% in 2001) and roaming traffic (4.5% in 2001). These data include fixed outgoing traffic to the mobile network.

(3)	Includes domestic mobile incoming and outgoing traffic (94.5% of total mobile traffic in 2002 compared to 92.8% in 2001), international traffic (2.3% in 2002) and roaming traffic (3.2% in 2002). These data include fixed outgoing traffic to the mobile network.

((4)	Includes domestic mobile incoming and outgoing traffic (95.5% of total mobile traffic in 2003), international traffic (1.9% in 2003 compared to 2.3% in 2002) and roaming traffic (2.6% in 2003). These data include fixed outgoing traffic to the mobile network.

(5)	Includes domestic mobile incoming and outgoing traffic (93.8.% of total mobile traffic in 2004), international traffic (2.2% in 2004) and roaming traffic (4.0% in 2004). These data include fixed outgoing traffic to the mobile network.

(6)	Includes traffic from Prepaid Customers.

❖	MOBILE TARIFFS

TIM’s mobile customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €20 for the GSM TIM Card and TACS prepaid service and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge. No other connection or subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. TIM does not subsidize the cost of mobile telephone handsets to its customers and does not intend to do so in the foreseeable future. In 2004, approximately 72% of revenues from TIM mobile services (net of access charge) were derived from traffic charges, 6% from sales and rental of equipment, 13% from VAS and 9% were miscellaneous revenues (subscription and connection fees).

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

TIM enhanced its voice and VAS services during 2004 in order to stimulate usage and traffic among TIM customers and increase customer loyalty. Some of the new services and offers are:

•	“SOS ricarica”: The service allows customers to make calls even with zero credit when it is not possible to recharge the phone immediately, by calling the free number 4916, which grants €2 credit for immediate use. The next time the phone is recharged, €3 is deducted from the total (inclusive of the €1 charge to cover the administrative costs of the service);

•	“MAXXI TIM Messaggi”: The package, directed at prepaid customers, for the sum of €10, allows users to send 400 SMS and 100 MMS within 30 days. The offer is automatically renewed for another 30 days if the remaining credit is at least €13;

•	Agreement with “3”: The agreement signed with “3” extends the sphere of commercial collaboration and redefines agreements with regard to roaming, sharing sites and interconnection. The agreement also establishes the sharing of the jointly owned broadcasting rights, via cell phones, of sporting events involving the Serie A TIM and Serie B TIM football teams;

Item 4. Information On The Telecom Italia Group	Business Units

•	“MAXXI TIM Parole”: This is a plan allowing customers to acquire large packages of minutes at highly advantageous prices continuously throughout the year, and the option of choosing the solution best suited to their needs from the many combinations available;

•	Launch of “EDGE” and “TIM TURBO”: With effect from April 2004, TIM (the first company to do so in Italy) launched EDGE, the Broadband mobile network for high-speed data transmission, a service which complements the UMTS service. TIM customers are able to use the new line of dual mode “TIM TURBO” phones which can use both the EDGE and UMTS networks, allowing the highest-quality services. At the end of May, TIM launched a new line of third-generation services, marking the commercial launch of the combined Edge-UMTS network for TIM customers. In November, the first dual mode EDGE/UMTS handset was available on the Italian market;

•	“FreeMove” brand: On March 29, 2004 the members of the Alliance (Orange, Telefonica Moviles, TIM and T-Mobile) presented the new brand FreeMove, illustrating the first tangible results of the Alliance. These include the conclusion of preferential supply agreements with Siemens and Motorola and the joint acquisition of 6 million handsets for 2004, with an average reduction in cost of 10%. November saw the launch of the FreeMove Alliance, a new, simple and easy-to-calculate rate plan for multinational companies, regardless of which network the phone is connected to, with no fixed costs, regardless of use, with a simple system based on geographical subdivisions;

•	Open Mobile Terminal Platform: TIM and other major mobile telephone operators (mm02, NTT DoCoMo, Orange, SMART Communications, Telefonica Moviles, T-Mobile and Vodafone) founded the Open Mobile Terminal Platform (OMTP) association, with the aim of promoting various projects in relation to the creation of a new open reference framework for manufacturers of mobile terminals and suppliers of associated hardware and software. The aim is to develop the Open Mobile Terminal Platform, that is, standard open interfaces which ensure that users have a more effective, broader “user experience” when using different handsets. At the same time, this will enable individual operators and suppliers to differentiate and customize their offering. During the year, many other operators joined the initiative, such as Amena, Hutchinson 3G, KPN, SFR Cegetel and Telenor;

•	Protocol Agreement for the Online Conciliation Procedure: On July 23, 2004, TIM and the leading Italian Consumer Associations signed the Protocol Agreement for the online conciliation procedure regarding the settlement of disputes between the company and its customers. The Protocol is representative of the continuity of the commitments made in previous agreements between the company and the consumer associations;

•	Healthcare Information Services via SMS: Health Telematic Network (HTN), a leading company in the field of remote healthcare services, and TIM, have launched the first services for healthcare information on the Italian market to be dispensed via mobile phones;

•	“Talks”: This revolutionary software enables the blind, the partially sighted and the elderly to use all the functions of a mobile phone and be completely independent, thanks to an electronic voice which reads the display to the user. Blind persons will now be able to read and write SMS and e-mails, compose and download multimedia messages (MMS), call and edit a number in the memory, change the way the phone is used and modify other settings, organize the engagements diary, write and read text documents; and

•	Launch of “Video Sharing” service: In collaboration with Nokia, this multimedia service enables customers to introduce visual elements to telephone conversations.

TIM also offers innovative services, such as an offering called AutoRicarica. The AutoRicarica formula, whereby TIM gives a bonus of €3.70 (VAT included) for each 100 minutes of calls received, has proven to be particularly successful.

TIM also offers certain discount packages, which include TopTIM, a discount plan for professionals that rewards both length of subscription and volume of traffic, and TIMClub, a 15% discount on the three most frequently called wireless numbers (which is only available after the free bonus minutes have been used).

❖	VALUE ADDED SERVICES

TIM has been building its brand as a platform for content providers by entering into partnerships and developing business synergies.

Item 4. Information On The Telecom Italia Group	Business Units

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

Since 2000, when TIM started GPRS services, TIM has extended its UMTS coverage and has launched EDGE services. EDGE will make the use of multimedia services more satisfactory for TIM customers both in relation to consumer market applications, such as the MMS or video streaming, and the more typical corporate applications such as e-mail management, Internet and Intranet navigation due to its ability to transmit data more rapidly.

TIM has been the first in Europe to introduce the PhotoMessage service (TIM Click), and in 2003 it enriched its multimedia portfolio by offering Java games (including Multiplayer) and Video.

In October 2003, TIM was the first mobile operator to launch mobile TV. The services contents are available pursuant to agreements between TIM and major TV channels.

In April 2004, TIM launched “Programma per le aziende,” an offering addressed to its business customers, aimed to increase both revenues and penetration of mobile services such as browsing and e-mail management. The “Programma per le aziende” allows business customers to upgrade the PC Cards they already own to 3G technology: UMTS (launched in June, 2004), EDGE (launched in September 2004), and dual /EDGE/UMTS (expected for the second half 2005).

❖	BILLING

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

❖	MARKETING AND DISTRIBUTION

TIM believes that its active marketing programs, extensive customer service and distribution network (primarily a nationwide network of independent dealers) and responsiveness to customer needs provide it with a significant competitive advantage. At December 31, 2004, there were 1,394 distribution partners, with 4,167 sales points (including 64 Telecom Italia Group outlets marketing TIM products and 26 shops directly owned by TIM). As of December 31, 2004, TIM employees (about 54% of its total workforce) were involved in customer service activities. TIM has adopted a multi-channel approach for its customers: large companies are served with a direct sales channel, that is able to implement complex and customized solutions. SME and SoHo business costumers are supported by indirect sales channel (external agents) as well as a “pull” channel (franchisee, own shops and dealers). In terms of offering TIM also enhanced and customized the offers for its business customer base (e.g. proposing “FreeMove” offers to MNCs or dedicated offers to SME) in order to match customers needs (voice and value added services).

❖	CELLULAR NETWORK

TIM’s GSM/EDGE/UMTS network consists of about 13,300 radio base stations and 683,300 radio channels (an increase of 5% over 2003). In 2004 TIM completed the countrywide upgrade of the GSM platform in order to support EDGE technology. At the same time TIM continued UMTS network planning and implementation, extending coverage to all regional large towns, as per 3G license requirements, and to many additional clients and areas of interest. In 2004 TIM launched the “TIM Turbo” service offering mobile EDGE services with data transmission capabilities significantly higher than GPRS and almost equal to UMTS. TIM’s TACS (analogue) network consists of about 2,700 radio base stations and 34,800 radio channels. TIM continued to reduce the TACS network capacity; the network’s switch off is planned at the end of 2005.

❖	SERVICES-INTERNATIONAL

TIM continued to consolidate its role in the international mobile market during 2004. TIM International’s presence is now primarily concentrated in Latin America and in Turkey. In December 2004, in addition to customers in Italy, TIM had more than 27.5 million total managed lines in its subsidiaries abroad (including

Item 4. Information On The Telecom Italia Group	Business Units

minorities), corresponding to 15.7 million proportionate lines (weighted for TIM’s stake in each company). 42% of TIM’s international lines are European mobile lines (other than Italian mobile lines) while 58.% are Latin American mobile lines. See “—4.2.2 Mobile—Companies Controlled by TIM International”. TIM International agreed to sell its stake in TIM Hellas and Corporacion Digitel as well as certain other equity sales. On May 5, 2005, regulatory authorities in Venezuela refused the authorization for the sale of TIM International’s stake in Corporacion Digitel S.A. to CANTV. Because the decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies, at March 31, 2005, TIM treated TIM Hellas and Digitel as discontinued operations. Consequently, as of March 31, 2005, TIM International managed 15.9 million lines, all in Latin America, excluding the lines of affiliated company AVEA (its Turkish joint venture). The lines of AVEA rose to 5.2 million as of March 31, 2005, from 4.8 million as of December 31, 2004.

“In-Europe”, TIM’s pan-European tariff, introduced in 2001, combines the preferential roaming agreements among TIM, its foreign subsidiaries and other European partners, allowing TIM customers to roam in 30 countries using the same tariff. As part of its international roaming service, TIM offers its customers the possibility of making calls from abroad with a simplified rate plan. Subscribers are allowed to use the same rates twenty-four hours a day and prepaid customers to charge the cost directly to their remaining credit rather than to a credit card. See “—4.2.2 Mobile—Companies Controlled by TIM International”.

On July 31, 2003, a cooperation agreement was signed as part of the alliance of TIM, Orange S.A., T-Mobile and Telefónica Móviles. The agreement established the context for developing widespread collaboration and to highlight the joint effort to provide an experience “without borders” to all customers in the geographical areas in which the companies operate.

On December 11, 2003 the Alliance was formally incorporated into a Dutch Association with full legal capacity having its corporate seat in Amsterdam. Subsequently, in July 2004 the Association changed its corporate name to Free Move.

The FreeMove alliance, which is initially operating in Europe in the primary service areas of the four mobile companies, will reach nearly 170 million customers in twenty-one countries. Its goal is to expand and to include in the project all the activities of each company on a worldwide level.

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

The main goals of the alliance and the corresponding supporting actions are:

•	increase roaming services and correlated voice and data traffic;

•	reduce costs, leveraging on stronger purchasing power towards suppliers;

•	improve customer proposition by offering state-of-the-art/exclusive terminals for FreeMove Alliance members. Preferential supply agreements have already been signed with Siemens and Motorola;

•	strengthen operators’ brand and positioning by means of higher quality service perception; and

•	improve competitive positioning with the multinational company market by offering “one stop shop” solutions.

The alliance’s partners shall also guarantee roaming for third generation services within the end of the year.

TIM is focusing its efforts on becoming a technological and marketing partner for its affiliates. Examples of synergies implemented among TIM and affiliated companies are represented by the commercial launches of TIM Celular (formerly TIM Sao Paulo) in 2002 and TIM Perú in 2001. TIM’s strategy for international development focuses on consolidation in countries where TIM believes new markets have greater growth potential. Targeted countries include Brazil (for GSM services) and Perú. These markets currently have low penetration rates and dense populations made up of young consumers who are more oriented towards value added services. See “—4.2.2 Mobile—Companies Controlled by TIM International”.

❖	HOLDINGS OF INTERNATIONAL OPERATIONS

As a result of a corporate reorganization completed at the end of 2000, TIM acquired 100% of STET Mobile Holding (“SMH”), the international holding company of the Telecom Italia Group holding substantially all of the

Item 4. Information On The Telecom Italia Group	Business Units

Telecom Italia Group’s wireless investments outside of Italy. On December 28, 2001, SMH merged with TIM International, the holder of stakes in Digitel and Is TIM. TIM International is managed by TIM and the international results have been fully consolidated with TIM’s results since January 1, 2001. Following the TIM Acquisition TIM International will be a wholly owned subsidiary of Telecom Italia. In January 2001, TIM Brasil, a wholly owned subsidiary of TIM International, was formed to act as a sub holding company for the subsidiaries which acquired PCS licenses in Brazil (TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte). In recent years, TIM International has significantly reorganized its operations in Brazil. See “—4.2.2 Mobile—Companies Controlled by TIM International—Latin America”.

In January 2004 the merger of five of the operating companies of Tele Nordeste Celular Participaçoes Group (Telpa Celular, Telasa Celular, Telepisa Celular, Telern Celular and Telecearà Celular) into the subsidiary Telpe Celular was completed. Telpe Celular changed its corporate name to TIM Nordeste Telecomunicaçoes and remains the sole operating company in which Tele Nordeste Celular Participaçoes has a stake.

On April 19, 2004, TIM International agreed to settle several lawsuits between TIM International and the other shareholders of Digitel. The lawsuits concerned losses for the fiscal year 2002 which were covered in 2003. According to the terms of the settlement, TIM International agreed to acquire the shares held by all the other shareholders (corresponding to 32.88% of Digitel’s share capital). The aforesaid settlement agreement was executed on July 1, 2004. As a result, TIM through TIM International holds 100% of the shares of the Venezuelan mobile operator.

On November 5, 2004, TIM entered into a Memorandum of Understanding with CANTV (Compania Anonima Nacional Telefonos de Venezuela) for the disposal of the entire stake in Digitel held by TIM International. The transaction was subject to execution of a final agreement and the granting of the relevant authorizations by the Venezuelan authorities.

At December 31, 2004, the overall number of TIM lines calculated on a proportionate basis, in Italy and internationally, was approximately 42 million. Starting from November 2004 TIM International has entered into agreements to dispose of its stakes in TIM Hellas as well as Digitel. When these transactions close, in aggregate, it will reduce TIM’s proportionate lines by 3.2 million. There are approximately an additional 1.1 million equity mobile lines calculated on a proportionate basis that are part of the Telecom Italia Group, excluding Entel Chile.

The following tables list the countries in which TIM (through TIM International) currently has operations, the ownership interest in each operator and the number of lines for each operator. Until February 29, 2004, all the Latin America companies owned by TIM International were coordinated by Latin America Operations. Starting from March 1, 2004, the Latin America Operations function is no longer operational (please see “—4.2.3 South America” for further details).

Controlled Operations

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2004
				(millions)
Europe
Greece	TIM Hellas	80.74	(1)	2.3
Latin America
Brazil	Maxitel TIM Participaçoes TIM Celular	100.00 23.73 100.00	(2) (3)	2.4 5.7 5.5
Perù	TIM Perù	100.00		1.1
Venezuela	Digitel	100.00	(4)	1.4

1.

On April 3, 2005 an agreement was signed to sell TIM’s stake in TIM Hellas to private equity partnerships managed by Apax and Texas Pacific Group. The sale, which is subject to the receipt of regulatory approvals, is expected to close by July 2005.

2.

In February 2002, TIM Brasil acquired 10% of ordinary shares of Maxitel, corresponding to 3.33% of the total capital. On September 29, 2004 TIM International contributed its own stake in Maxitel to TIM Brasil. On October 28, 2004 TIM Brasil contributed its 100% stake in Maxitel to TIM Celular, in the form of a capital increase.

Item 4. Information On The Telecom Italia Group	Business Units

3.	On August 30, 2004 Tele Nordeste Participaçoes merged into Tele Celular Sul Participaçoes. At the same time Tele Celular Sul Participaçoes changed its company name to TIM Participaçoes S.A..

4.	On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

Affiliated Companies

Country	Operator	Percentage interest of TIM International		Total Wireless lines per operator at December 31, 2004
				(millions)
Europe
Czech Republic	T-Mobile CZ	4.35	(1)	4.4
Turkey	Avea (formerly TT&TIM)	40.0	(2)	4.8

1.	On March 24, 2005 TIM sold its remaining stake of 7.16% of the share capital of CMobil (Dutch holding owning 60.8% of T-Mobile CZ) to T-Mobile Global Holding. This participation corresponded to an indirect stake of 4.35% in T-Mobile CZ, one of two largest operators in the Czech Republic. The overall value of this transaction was €70.5 million.

2.	On February 19, 2004, Is TIM was merged with Aycell. The new company (Avea, formerly TT&TIM) resulting from the merger is currently held by TIM International (40%), Turk Telekom (40%) and by the Is Bank group (20%). Please see below “—4.2.2 Mobile—Other Investments Held By TIM International—Turkey”.

❖	COMPANIES CONTROLLED BY TIM INTERNATIONAL

Europe

Greece

The Telecom Italia Group’s first international investment in Western Europe was the establishment of TIM Hellas (previously known as Stet Hellas). TIM Hellas was awarded one of two GSM licenses granted in Greece, in the 900 Mhz frequency band, and commenced commercial services in June 1993.

In July 2001, the company was awarded a UMTS license, for €145 million (of which approximately €101 million has already been paid) and a DCS 1800 license for €26 million. At December 31, 2004, TIM Hellas had approximately 2.3 million lines. In 2004, operating revenues were €838 million against €805 million in 2003 (an increase of 4.1%); and operating income was €127 million against €166 million in 2003. The decrease in operating income is mainly due to the amortization of the UMTS license, launched in January 2004.

TIM Hellas was listed on NASDAQ and on the Amsterdam Stock Exchange in June 1998 through an initial public offering of American Depositary Shares on NASDAQ and of Dutch Depositary Receipts on the Amsterdam Stock Exchange. After completion of the initial public offering, the Telecom Italia Group’s stake through TIM International was reduced from 74.8% to 58.14%. In February 2001, a stake of 1.14% was acquired by TIM International. In October 2001, TIM International subscribed to a capital increase to finance the acquisition of its new business, and its stake rose to 63.95%. In August 2002, TIM International acquired the 17.45% stake of Verizon, its original joint venture partner. Consequently, the TIM group’s interest in TIM Hellas was 81.40%.

In October 2004, Stet Hellas Telecommunications S.A. changed its corporate name to TIM Hellas Telecommunications S.A..

In December 2004, TIM Hellas increased its share capital by issuing new shares reserved for the subscription by certain of its key officers/employees, pursuant to a Stock Option Plan introduced on December 2000. Consequently, the TIM group’s interest held through TIM International in TIM Hellas was reduced from 81.40% to 80.74%. In March 2005 TIM International acquired shares in TIM Hellas held by Telecom Italia Finance increasing its stake to 80.87%.

On April 3, 2005 TIM International reached an agreement for the disposal of its 80.87% equity stake in TIM Hellas to private equity funds advised by Apax Partners and Texas Pacific Group (TPG). The price of the transaction is €1,114 million which corresponds to an enterprise value of €1,600 million for 100% of TIM Hellas and is equivalent to approximately €16.43 per share.

Item 4. Information On The Telecom Italia Group	Business Units

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005.

Latin America

Brazil

In 2001, TIM Brasil (a wholly owned subsidiary of TIM International) was incorporated to act as a sub holding company for TIM Celular Centro Sul, TIM Sao Paulo and TIM Rio Norte. In November 2001, TIM International’s stake in Bitel (the majority shareholder of Tele Nordeste Celular and Tele Celular Sul) was contributed to TIM Brasil. Consequently, TIM Brasil remained the holding company for all the Brazilian subsidiaries. In September 2003 Bitel Participaçoes S.A. merged with the controlling company TIM Brasil and changed its name to TIM Brasil Serviços e Participaçoes S.A. In December 2003, following the approval of the Boards of Directors of the Brazilian companies holding an 80% interest of Blah! S.A.—formerly TIMNet.com S.A. (Tele Nordeste Celular, Tele Celular Sul, Maxitel and TIM Celular), such stake was sold to TIM International N.V., that became the sole owner of Blah! S.A..

TIM Participaçoes.    On January 30, 2004, the Extraordinary Shareholders’ Meeting approved the merger of the operating companies controlled by Tele Nordeste Celular (Telasa Celular, Telpa Celular, Telern Celular, Telecearà Celular and Telepisa Celular) into Telpe Celular. Following this merger, Telpe Celular’s name was changed to TIM Nordeste Telecomunicaçoes S.A..

The objective of the merger of the operating companies by Telpe Celular was to integrate the activities of the six operating companies that pertain to the same business group, taking advantage of synergies, allowing for the expansion of Telpe Celular’s operations, reducing expenses relating to maintaining six distinct legal structures and concentrating the liquidity of shares of operating companies controlled by Tele Nordeste Celular.

On May 28, 2004 the Boards of Directors of Tele Celular Sul Participaçoes and Tele Nordeste Celular Participaçoes (both controlled by TIM Brasil) approved the commencement of the transaction for the merger by incorporation of Tele Nordeste Celular Participaçoes into Tele Celular Sul Participaçoes. The shares of both companies were traded on the Sao Paulo Stock Exchange (BOVESPA) and the NYSE (as privileged shares, in the form of ADR’s—or American Depositary Receipts).

On July 19, 2004 the Boards of Directors of Tele Celular Sul Participaçoes and Tele Nordeste Celular Participaçoes approved a merger by incorporation. On August 19, 2004 the Extraordinary Shareholders’ Meeting of Tele Nordeste Celular Participaçoes approved the merger by incorporation in Tele Celular Sul Participaçoes. On August 30, 2004 the Extraordinary Shareholders’ Meeting of Tele Celular Sul Participaçoes also approved the merger and the change of its corporate name to TIM Participaçoes S.A.. At the end of the transaction, TIM Participaçoes remains controlled by TIM Brasil and its shares continue to be listed on both the BOVESPA and the NYSE.

At the end of 2004 TIM Participaçoes had 5.7 million lines (an increase of 34%) representing an overall market share of 44%.

On April 26, 2005, the Board of Directors of TIM Participações S.A., approved the merger with its controlled companies TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. in which TIM Participações is the surviving entity.

This merger aims mainly to concentrate the liquidity of the shares of the three companies into one, reduce certain expenses related to maintaining corporate controls in each company and to eliminate multiple shareholders in three separate entities.

As a result of this transaction, the capital stock of TIM Participações S.A. will be increased in the amount of R$415,068,708.68. This increase will be represented by up to 160,311,357,056 shares of which 28,724,403,535 will be common shares and 131,586,953,521 will be preferred shares, all of which will be issued by TIM Participações S.A.. However, the number of issued shares may be lower as a consequence of the exercise of withdrawal rights by the shareholders of TIM Sul and TIM Nordeste. TIM Participações S.A. has only one class of common shares and one class of preferred shares.

Item 4. Information On The Telecom Italia Group	Business Units

At the end of the year TIM Participaçoes reported operating revenue of Brazilian reais 2,706 million (€744 million) an increase of 18.6% in local currency (compared to 2003); and operating income of Brazilian reais 594 million (€163 million), an increase of 13.4% in local currency compared to 2003.

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

In order to streamline and simplify the corporate structure, TIM International contributed its participation held in Maxitel to TIM Brasil share capital. Following authorization from regulatory authorities, the transaction was approved by TIM Brasil’s Board of Directors in September 2004. Subsequently, in October 2004 TIM Brasil contributed its 100% stake held in Maxitel to TIM Celular, in the form of a capital increase.

At the end of 2004, Maxitel had 2.4 million lines (an increase of 50.6% compared to 2003).

In 2004, Maxitel reported operating revenues of Brazilian reais 1,076 million (€296 million), an increase of 20.9% in local currency compared to 2003, due to an increase in traffic; an operating loss of Brazilian reais 26 million (€7 million). The decrease was mainly due to increased commercial costs due to increased competition.

TIM Celular S.A..    On February 13, 2001, TIM’s subsidiaries, TIM Sao Paulo and TIM Celular Centro Sul acquired PCS licenses in Brazil respectively in the states of São Paulo and the Paranà, Santa Caterina, Rio Grande do Sul, Goias, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, Brasilia DF. On March 13, 2001, TIM Rio Norte acquired PCS licenses in the states of Rio de Janeiro, Espirito Santo, Minas gerais, Amazonas, Roraima, Amapà, Parà, Maranhao, Bahia, Sergipe, Piauì, Cearà, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas. On October 18, 2002, the three companies launched GSM services. In December 2002, within the framework of the corporate reorganization process, TIM Sao Paulo merged with the other two companies and, in January 2003, changed its name to TIM Celular.

In April 2004, TIM Brasil contributed to TIM Celular some operating activities previously managed by TIM Brasil.

The company operates mobile network services using GSM technology in the north of Brazil, in the middle/west and south region and in the states of São Paulo, Rio de Janeiro and Espirito Santo and in the Districto Federal.

At the end of 2004, TIM Celular had 5.5 million lines. In 2004, TIM Celular reported operating revenues of Brazilian reais 2,854 million (€784 million); and an operating loss of Brazilian reais 912 million (€250 million) compared to a loss of Brazilian reais 1,278 million (€368 million) in 2003.

Perù

In March 2000, TIM Perù was awarded the third mobile PCS license in the country at a cost of U.S.$180 million. The license has a duration of 20 years, is renewable, and provides for the supply of mobile telecommunications service on the 1900 MHZ frequency band. The license permits TIM Perú to request licenses for supplementary services, including basic and long distance telephone services. These licenses were obtained in March 2001 and October 2001.

The Telecom Italia Group has elected to use GSM technology for its mobile services in Perù consistent with the development of a Latin American platform and GSM roaming worldwide.

At the end of 2004, TIM Perù had 1.1 million lines (an increase of 76.9% compared to 2003).

In 2004, TIM Perù reported operating revenues of Nuevo Soles 701 million (€165 million) an increase of 39.6% in local currency compared to 2003, and an operating loss of Nuevo Soles 22 million (€5 million) against an operating loss of Nuevo Soles 128 million (€32 million) in 2003.

Item 4. Information On The Telecom Italia Group	Business Units

Venezuela

In December 2000, TIM acquired a 56.6% stake in Digitel, a Venezuelan mobile operator. The amount paid for this acquisition was approximately U.S.$363 million (of which approximately U.S.$107 million was in the form of a capital increase and the balance was in the form of a share purchase). In December 2002, TIM International acquired a further 10% of Digitel’s share capital for €32 million. In May 2003 TIM International acquired a further 0.56% of the company shares, consequently, as of December 31, 2003 the TIM group’s interest in Digitel increased to 67.12%.

On April 19, 2004 TIM international signed an agreement to acquire the remaining 32.88% of Digitel share capital from its minority shareholders, in connection with the settlement of certain lawsuits. The transaction was finalized on July 1, 2004. As a result TIM International holds 100% of Digitel’s share capital.

Digitel was awarded a 900 MHZ 20-year renewable GSM license in January 1998 and is operating in the Venezuelan Central Region, which, including Caracas and other major cities, is the most important economic region of Venezuela, with 62% of the national GDP.

In November 2004, TIM entered into a Memorandum of Understanding with CANTV (Compania Anomima Nacional Telefonos de Venezuela) for the disposal of its entire stake in Digitel held by TIM International. The transaction was subject to execution of a final agreement and the granting of the relevant authorizations by Venezuelan authorities. On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

As of December 31, 2004, Digitel had approximately 1.4 million lines (an increase of 18.6% compared to the end of 2003).

In 2004, Digitel reported operating revenues of Bolivares 453,786 million (€174 million), an increase of 51.9% in local currency against operating revenues of Bolivares of 298,681 million (€148 million) in 2003; and an operating income of Bolivares 30,046 million (€11 million) against an operating loss of Bolivares 19,702 million (€10 million) in 2003.

❖	OTHER INVESTMENTS HELD BY TIM INTERNATIONAL

Turkey

In line with its expansion strategy in the Mediterranean Basin, in April 2000, the Telecom Italia Group was awarded a mobile GSM 1800 license in Turkey. This license was acquired, at a price of U.S.$2,525 million, through a special consortium (49% owned by Telecom Italia and 51% by Is Bank, the leading private bank in Turkey, in compliance with restrictions imposed by local laws about foreign investments). The second license was awarded to the fixed network operator (Turk Telekom, through the wholly owned operator Aycell) at the same time, according to the terms of the bid.

In September 2000, the Telecom Italia Group and Is Bank formed Is TIM, that, under the brand name “Aria”, launched GSM services on March 21, 2001. According to the agreements with Is Bank, TIM was responsible for the technical and commercial operation of Is TIM. In December 2000, 49% of Is TIM was transferred to TIM International B.V. (now TIM International N.V.).

During the start-up, the results of Is TIM were adversely affected due to the difficulties faced by Aria—Is TIM in developing its mobile business, because of the Turkish regulatory context. In fact beginning with the award of the license, certain measures which should have fostered effective competition and permitted a new entrant to compete against incumbent operators (roaming arrangements in particular), did not effectively take place. These measures are essential, in the light of international experience, to foster competition. While Aria—Is TIM and its shareholders made repeated and formal efforts pursuant to applicable legislation in Turkey to have the situation rectified, Aria-Is TIM was “de facto” prevented from entering the Turkish mobile telephony market in contravention of the terms and conditions of the tender.

From a financial standpoint, at the end of 2002, Telecom Italia, in conjunction with TIM, concluded that the competitive conditions which would permit TIM to earn a return on investment did not exist. Facing this situation

Item 4. Information On The Telecom Italia Group	Business Units

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

Aria—Is TIM filed a request for arbitration with the International Chamber of Commerce against the authority for telecommunications, which was, however, discontinued after the authorization for the joint-venture with Aycell described below.

On May 13, 2003, TIM International signed a Term Sheet with Turk Telekom (the fixed line operator) outlining a set of guidelines for the integration of Aria—Is TIM and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). On February 19, 2004, the merger of Aria—Is TIM with Aycell was completed after receipt of the required regulatory approvals. Turk Telekom and TIM each hold a 40% stake and Is Bank Group holds the remaining 20% in the new joint venture, called TT&TIM.

TIM’s contribution to the new joint venture, TT&TIM, consisted solely of its equity interest in Aria-Is TIM, which, as mentioned above, had been written off in full at December 31, 2002. During 2004, TIM International invested €23 million in Aria—Is TIM in order to permit the reduction of Aria—Is TIM’s debt to the level agreed by the shareholders of the joint venture. TIM International offset this investment in its reserve for risks and charges.

Based on its current knowledge, the previous accounting adjustments, TIM’s current investment plans and TT&TIM’s current business plan, Telecom Italia does not expect TT&TIM’s operating results to have any material impact on Telecom Italia’s consolidated results of operations or financial condition over the next two years.

TT&TIM started to operate under the two brands of Aria and Aycell and its ambition is to compete for the second position in the Turkish market. TT&TIM launched its new brand Avea on June 23, 2004. On October 5, 2004, the General Shareholders’ Meeting of TT&TIM resolved to change their company name to Avea Iletisim Hizmetleri A.S..

At the end of 2004, Avea had a customer base of approximately 4.8 million lines.

On May 3, 2005, TIM International subscribed to a further U.S.$35 million (approximately €27 million) capital increase in AVEA, in order to satisfy the cash needs of the company.

Czech Republic

The Telecom Italia Group held a 7.16% interest in C-Mobil B.V., a company which owns a 60.8% interest in T-Mobile CZ (previously known as Radiomobil), a mobile telecommunications operator, which in March 1996 won a GSM license in the Czech Republic. On March 24, 2005, the Telecom Italia Group sold this stake.

4.2.3    SOUTH AMERICA

All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) were coordinated by Latin America Operations (LAO) until February 29, 2004 and were developed in accordance with the Telecom Italia Group’s overall strategic plan. From February 2003 to February 2004, Latin America Operations reported directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunications. Since March 1, 2004, the Latin America Operations function is no longer operational and the Business Units have been given responsibility for the results of the subsidiaries for which they are accountable in Latin America. Effective March 1, 2004, Paolo Dal Pino was appointed the representative of the Telecom Italia Group in Latin America, reporting directly to the Chairman. In particular, the Wireline and Mobile Business Units have been given responsibility for the results and the day-to-day operations of the wireline and mobile operations, respectively, of such subsidiaries.

Item 4. Information On The Telecom Italia Group	Business Units

As of December 31, 2004, Telecom Italia Group’s presence in Latin America was organized as follows:

SOUTH AMERICA
SUBSIDIARIES		AFFILIATES
Wireline	Mobile	Wireline	Mobile
Entel Chile Group(*): • Americatel Corp. USA • Americatel Centroamerica • Entel Servicios Telefonicos • Americatel Perù Entel Bolivia Group: • Entel Bolivia—Wireline • Datacom	Entel Chile Group(*): • Entel Telefonia Personal – Entel PCS – Entel Telefonia Movil Entel Bolivia Group: • Entel Bolivia—Mobile	Telecom Argentina Group: • Telecom Argentina – Publicom – Micro Sistemas – Telecom Arg. USA	Telecom Argentina Group: • Telecom Personal – Nucleo

(*)	On January 24, 2005 an agreement was executed for the sale of Telecom Italia International’s equity stake in the Entel Chile Group. The sale was completed on March 29, 2005.

A description of the companies providing mobile services (TIM Brasil group, TIM Perù and Corporacion Digitel) is provided under “—4.2.2 Mobile—Companies Controlled By TIM International—Latin America”.

❖	INTERNATIONAL STRATEGY IN LATIN AMERICA

The Telecom Italia Group’s international strategy in Latin America has the following objectives:

•	consolidate the Telecom Italia Group’s presence in mobile and in the fixed-mobile integrated business;

•	maximize return on investments and focus on sustainable growth;

•	invest in high-growth market segments, such as wireless, data and broadband, through the creation of a common GSM platform and through the launch of VAS services based on state-of-the-art technologies that provide synergies to the Telecom Italia Group;

•	enhance the value of shareholdings, maximizing efficiency and cash cost control particularly on legacy services; and

•	strengthen its role of strategic partner in the current operations by increasing the transfer of the Telecom Italia Group’s technological expertise and marketing know-how.

❖	LATIN AMERICA COMPANIES CONTROLLED BY TELECOM ITALIA INTERNATIONAL

Chile

Entel Chile was, until 1994, the monopoly long distance operator in Chile. Since 1994 the Entel Chile Group has significantly enlarged its activities becoming a full operator maintaining its leadership positioning in the long distance segment while introducing mobile services, through its two PCS licenses acquired in 1998, as well as local, Internet and data services.

Since introducing mobile services, Entel Chile has achieved the leading position in wireless telecommunications with a 39.3% market share representing approximately 3,265,000 mobile lines at the end of 2004 (an increase of 21.6% compared to 2003).

Consolidated operating revenues during 2004 were €925 million representing a decrease of 3.8% against 2003 (€962 million). During this same period the Chilean peso increased in value by 3% against the Euro. In local currency terms Entel Chile also recorded a decrease in revenues of 6.6% due to a sharp decline in the wireline segment (a decrease of 12.6%), mainly due to the negative performance of long distance operator Americatel (an affiliate of the Chilean Group in the USA) which has been negatively impacted by the unexpected strengthening of the competitive position of the Competitive Local Exchange Companies (CLECs), furthermore the decline is also related to the continuous decrease on the Chilean Long Distance market, mainly due to the well know substitution effects of both the mobile and Internet services. Mobile revenues continuous to present growth (an increase of 3.1%).

Item 4. Information On The Telecom Italia Group	Business Units

During the last two years the Company has focused on reducing costs levels, seeking to improve its margins as well as growth in profitability and cash generation.

On January 24, 2005 Telecom Italia International N.V. executed a stock purchase agreement with Almendral S.A., a Chilean holding company publicly traded on the Santiago Stock Exchange, for the sale of all its 129,530,284 shares (54.76% of the share capital) of Entel Chile S.A. for a total consideration of U.S.$934 million.

The transaction closed on March 29, 2005 and Telecom Italia International N.V. received an initial payment of U.S.$834 million. The remaining amount (U.S.$100 million) was paid on May 24, 2005.

This transaction falls under the Telecom Italia Group’s strategy to rationalize its international portfolio and focus on areas of strategic interest with growth potential.

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

During 2004, operating revenues were €152 million, an increase of 0.7% compared to 2003 (€151 million), primarily attributable to the weakening of the Bolivian currency against the euro, although revenues in local currency increased by 13.9%. Revenue growth was mainly driven by the mobile business (an increase of 22.4%) where the company maintains its strong market leadership (67.3%), while the wireline business registered a decrease of 12.9% due to the general market contraction related to an unstable political and economic environment during the course of 2004, as well as to aggressive competition.

An efficiency plan applied to both operating and capital expenditures together with a significant reduction of the interconnection costs resulted in important improvements in productivity and profitability.

As of December 31, 2004, Entel Bolivia had 1,146,000 mobile lines, up 46.4% from the end of 2003 (783,000 mobile lines) and 50,000 fixed lines subscribers, substantially stable when compared with 2003.

❖	LATIN AMERICA AFFILIATED COMPANIES

Nortel Inversora

In December 2003, the France Telecom Group and the Telecom Italia Group contributed their respective stakes in Nortel (corresponding in total to 67.78% of its capital) to a new Argentinean registered holding company, Sofora Telecomunicaciones S.A. which had been organized in September 2003 and was held 50% by the Telecom Italia Group and 50% by the France Telecom Group. On December 19, 2003, France Telecom transferred to the Werthein Group (Argentinean Group) a 48% stake in the Sofora Telecomunicaciones share capital for U.S.$125 million, and a call option on the remaining 2%, exercisable from January 31, 2008 to December 31, 2013. In order to provide the rules governing their relationship, Telecom Italia, Telecom Italia International and Werthein Group signed a shareholders’ agreement. Moreover, Telecom Italia International purchased from Werthein Group two call options for U.S.$60 million. The first call option for the purchase of 48% of Sofora Telecomunicaciones share capital can be exercised within 30 business days after December 31, 2008, and the second call option for the purchase of an additional 2% of Sofora Telecomunicaciones share capital can be exercised between December 31, 2008 and December 31, 2013.

The current interest of 50% the Telecom Italia Group holds in the Nortel ordinary share capital (through Sofora Telecomunicaciones) is the result of the acquisition of an initial share of 32.5% in 1990 for approximately U.S.$33 million and a further share of 17.5% in August 1999 for approximately U.S.$265 million.

Item 4. Information On The Telecom Italia Group	Business Units

Nortel currently owns 54.74% of Telecom Argentina, which as from November 1990 to October 1999 operated on an exclusive basis the telecommunications network in the northern part of Argentina (including Buenos Aires), providing local and long-distance (national and international) fixed telephone services. Additionally, Telecom Argentina Group provides mobile telecommunications services, data transmission services, value-added services and directories publishing. Since October 1999, the Argentinean market has been progressively liberalized, and as a consequence of this Telecom Argentina has expanded its operations to the entire national territory. In June 1999, Telecom Argentina also expanded its mobile telecommunications services, by acquiring new licenses in the PCS technology, for a total nominal amount of U.S.$327 million.

At the end of 2004, Telecom Argentina had accumulated 3,484,000 fixed-line network subscribers. Its subsidiary Telecom Personal (including Nucleo—Paraguay) which is a leading company in the wireless segment (both in revenues and customers), accumulated 4,338,000 mobile lines (75% with prepaid cards), with a market share of 28% in Argentina and 41% in Paraguay. The group is moving to GSM technology with an accumulated investment of U.S.$104 million in 2003 and 2004.

In the Internet sector, at the end of 2004, there were approximately 233,000 subscribers (152,000 narrowband clients and 81,000 broadband clients).

Revenues of the Telecom Argentina Group were Argentine Pesos 4,495 million (€1,228 million) in 2004, an increase of 20.0% from Argentine Pesos 3,746 million (€1,123 million) in 2003.

During 2004, the Argentine economy continued recovering from the significant economic decline of late 2001 and early 2002. As a result, Telecom Argentina’s fixed clients increased by 3.7% compared to December 2003, although the current level of lines in service is still lower than before the economic crisis (December 2001). The Argentine mobile segment recovered strongly during 2004 both in traffic terms (an increase of 46.2%) and clients (an increase of 47.3%). The economic recovery was positively influenced by the international environment (particularly high commodity prices and low interest rates) while structural changes in the country are still pending.

Argentina launched its proposal for a comprehensive restructuring of its outstanding public debt with private creditors, reaching a level of consent of approximately 76% of the total outstanding eligible public debt with private creditors in March 2005. At the moment, the treatment of the holdouts and the new negotiation with the multilateral official lenders, including the International Monetary Fund (IMF) are still pending.

In January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, the “pesification” of tariffs (establishment of an exchange rate for dollar-denominated prices and rates of Argentine Pesos 1 =U.S.$1) and the renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government. Negotiations with the national government on new contract and applicable tariff to fixed telephony are still pending.

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs in January 2002, the uncertainties of the economic situation and the regulatory environment in which the Telecom Argentina Group had operated, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements.

As part of its restructuring plan, based on a voluntary tender offer in June 2003 (with a subscription rate of 44%) Telecom Argentina Group repurchased U.S.$292 million of principal amount of its debt using cash of U.S.$161 million at a price of 55% of face value. In addition Telecom Argentina Group paid the full amount of the interest accrued as of June 24, 2002 and 30% of the interest accrued from June 25, 2002 to December 31, 2002.

On January 9, 2004, Telecom Argentina announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt. Telecom Argentina proposed to implement its proposal pursuant to an “Acuerdo Preventivo Extrajudicial”, or an out-of-court restructuring agreement governed by Argentine law (“APE”). Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

Item 4. Information On The Telecom Italia Group	Business Units

In June 2004, Telecom Argentina commenced solicitation of powers of attorney or commitments to approve and execute an APE. On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the APE was filed for approval of the reviewing court.

On February 4, 2005, the reviewing court called for a meeting of noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course. The approval of the Argentinian Court is pending.

Although Telecom Argentina expects that the restructuring process will be successfully completed during 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe provided in the APE.

On the other hand, as part of the Telecom Argentina Group’s restructuring process, in November 2004 Telecom Personal and Nucleo, the subsidiaries of Telecom Argentina, completed the restructuring of their outstanding indebtedness representing 12% of the total Telecom Argentina Group’s indebtedness. As of December 31, 2004, such restructured Telecom Personal and Nucleo debts amounted to approximately U.S.$415 million of the total Telecom Argentina Group’s indebtedness which amounted to approximately U.S.$3,576 million.

4.2.4    INTERNET AND MEDIA

Internet and Media Business Unit operates in the following segments:

•	Internet Services. Management of access services (ISP), with Tin.it, management and development of portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market. As part of a restructuring of the Telecom Italia Group’s Internet assets Telecom Italia Media is selling its Internet Services to Telecom Italia;

•	Television. La7 and MTV, both in the sectors of production and broadcasting of publishing content through television transmission networks entrusted under concession, and in the marketing of advertising space in TV programming; and

•	Office Products and Services. Through the distribution of products, services and solutions for the office through the Buffetti retail network.

The Internet and Media Business Unit accounted for gross operating revenues of €597 million in 2004, €1,297 million in 2003 and €1,991 million in 2002.

As of December 31, 2004, the Business Unit was organized as follows (the table shows the main companies/consolidated activities):

INTERNET AND MEDIA
INTERNET	TV	NEWS	OFFICE PRODUCTS	OTHER ACTIVITIES
Tin.it(1) Matrix(1)	La7 MTV	TM News	Buffetti Group Sk Direct	Databank (2) Televoice (3)

(1)	On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media met and approved the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(2)	On March 14, 2005 Telecom Italia Media completed the sale of its 100% stake in Databank, to Centrale dei Bilanci Srl and Cerved Business Information SpA, each of which is acquiring 50% of the share capital.

(3)	On December 16, 2004 Telecom Italia Media reached an agreement with Comdata (Altair Group) for the disposal of 100% of Televoice S.p.A.. On January 3, 2005, the transaction was completed.

❖	INTERNET SERVICES

Telecom Italia Media offers a full range of Internet services, consisting of:

•	Internet access services;

Item 4. Information On The Telecom Italia Group	Business Units

•	portal services;

•	on-line advertising services; and

•	web services.

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

On December 31, 2004, Tin.it’s subscriber base amounted to approximately 3.3 million active users (defined as users who connect to the Internet at least once every 45 days).

Million	2002	2003	2004
Active users(1)	2.2	2.5	3.3

(1)	Active users include Telecom Italia’s ADSL Alice subscribers to whom Tin.it provides certain services.

During 2004, Telecom Italia Media enhanced its Tin.it brand and range of products by developing the ADSL and WI FI connection, in particular:

•	the development of the WI FI network continued reaching 730 hot spots, of which 603 are active and 127 are soon to be activated. This achievement ranks TIN.IT’s hot-spots network as one of the first WI FI networks in Italy based on the number of locations reached;

•	in March 2004, the entire ADSL customer base migrated from a speed of 256 MB to 640 MB.

Portal Services

Telecom Italia Media provides portal services through Matrix, which operates the Virgilio portal.

Virgilio is a leading Italian portal, with approximately 7.9 billion web page views in 2004 and approximately 6.6 billion web page views in 2003, that caters to the Italian speaking community on the Internet. Management believes that Virgilio, which has been on-line since July 1996, is one of the most complete Italian portals. It contains a search engine and a websites index, and centralizes services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats, advertisements and shopping. In order to simplify the use of information, Virgilio offers personalized, interactive services that correspond to the requirements of individual customers.

In 2004, Virgilio launched a new home page with a significant increase in traffic and turnover. Product innovation is one of the most important basis for future evolution of Virgilio and it represented the primary focus for investment during 2004.

On-line Advertising Services

Matrix’s division Active Advertising is a leading on-line advertising agency in Italy and has arrangements with approximately 20 Italian websites to provide advertising services.

Web Services

Telecom Italia Media provides web services through Tin.it and Matrix Communication.

Item 4. Information On The Telecom Italia Group	Business Units

❖	TELEVISION

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

During 2004, the broadcaster La7 sought to consolidate its editorial image, its brand awareness and its programs. In particular, La7 is now perceived as a high-quality broadcaster and its Auditel audience rating was, in the month of December 2004, 2.6% (2.2% for the same period last year). Over the same period, MTV continued to reign as Italy’s premier youth television channel, with increasing revenues (an increase of 25.3% from €64 million in 2003 to €80 million in 2004) and an operating profit that increased by 78.9% from €4 million in 2003 to €7 million in 2004.

Growth in gross advertising sales for television segment (La7 and MTV), increased by approximately 16.5% compared to 2003.

In September and October 2004, as part of the DTT development projects, La7 Televisioni acquired the pay-per-view rights to broadcast soccer matches played by certain Serie A teams, the top soccer division in Italy. The total amount of the transactions was approximately €32 million for the three-year period 2004-2005, 2005-2006 and 2006-2007. The service, launched in January 2005, calls for the purchase of a rechargeable smart card and the sale of pay-per-view events without a subscription fee.

La7 and MTV also continued experimenting with new services related to digital terrestrial television. The Italian population currently covered by the DTT signal is approximately 67%.

❖	OFFICE PRODUCTS AND SERVICES

Through Gruppo Buffetti S.p.A. (“Buffetti”), during 2004 Telecom Italia Media was a leading distributor of office products and business solutions in Italy.

❖	MAJOR 2004 CORPORATE EVENTS

•	On February 3, 2004, the City of Pesaro and La7 Televisioni S.p.A. signed a memorandum of understanding for the experimentation of digital terrestrial television (DTT) directed to the development and broadcasting of publicly-useful interactive services for the City of Pesaro.

•	On February 11, 2004, Telecom Italia Media S.p.A., Sun Microsystems Italia, a leader in network systems, and CSP Innovazione in ICT (Information-and-Communication-Technology Research Center) signed an agreement for the experimentation of innovative services for digital terrestrial television in the Province of Turin.

❖	EVENTS SUBSEQUENT TO DECEMBER 31, 2004

•	On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115,5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company also holds an authorization for digital broadcasting.

On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

The closing of the transaction is subject to, among other things, the approval by the competent authorities.

Item 4. Information On The Telecom Italia Group	Business Units

4.2.5    INFORMATION TECHNOLOGY MARKET

The Information Technology Market Business Unit (“IT Market”) brings together all the information technology companies and activities of the Telecom Italia Group directed to the external market. The Business Unit, IT Market as a whole, is among the ICT (Information Communication Technology) leaders at the national level, the largest Italian-owned ICT group, a leader in providing solutions for public administrations and transportation companies, and one of the top five suppliers of solutions for banks.

The customers of the IT Market Business Unit include some of the largest central public administrations, the leading Italian banking groups, companies belonging to the national railway group Ferrovie dello Stato, more than 1,000 local organizations, health and transportation authorities, social security agencies and insurance groups.

As of December 31, 2004, IT Market Business Unit was organized as follows:

Information Technology Market
Finsiel group: • Finsiel S.p.A. • Banksiel S.p.A. • Insiel S.p.A. • Tele Sistemi Ferroviari S.p.A. Eustema S.p.A.

IT Market Business Unit performance in 2004 may be summarized as follows:

-	Government operations have benefited from cost-cutting drives over the last two years, increasing volumes and improved profitability margins;

-	Transport and Industry operations and Tele Sistemi Ferroviari, in particular, reached higher operating revenues, offset by the strong pressure on prices which reduced profitability; and

-	Finance operations and Banksiel in particular, performed lower operating revenues and reduced profitability margins, as a result of the disposal of a number of assets and lower customer tariffs.

❖	MAIN SUBSIDIARIES—THE FINSIEL GROUP

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

Agreement for the sale of Finsiel S.p.A. to the COS Group

On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The execution of this agreement completes a competitive sale process for the controlling stake held by Telecom Italia in Finsiel S.p.A. and follows a preliminary agreement signed with Almaviva Technologies on February 24, 2005. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. At the closing, Telecom Italia will transfer to the buyer 59.6% of Finsiel’s share capital, while the remaining stake of 19.9% will be transferred by the end of 2005, after the exercise of a put/call option.

Item 4. Information On The Telecom Italia Group	Business Units

Following the preliminary agreement, Telecom Italia adjusted Finsiel’s carrying value to its estimated sales value in its consolidated financial statements. Therefore, in the consolidated financial statements, a provision of €27 million was set aside in a specific reserve. This transaction also makes it possible to book, in the 2004 financial statements, deferred tax assets of €38 million, arising from the write-down of Finsiel’s carrying value to €115 million, made by Telecom Italia in fiscal year 2002.

4.2.6    INFORMATION TECHNOLOGY GROUP

The Information Technology Group (“IT Group”) Corporate Function is responsible for coordination, technological innovation and service of information technology activities within the Telecom Italia Group. The IT Group focuses on the core business of TLC, pursuing objectives such as the efficiency and improvement of quality and innovation, with the aim of implementing economies of scale and achieving advancements in terms of performance.

IT Telecom group and EPIClink S.p.A. were included in the scope of consolidation of this Corporate function.

On September 9, 2004, the Board of Directors of Telecom Italia S.p.A. approved the plan for the merger of the wholly-owned subsidiaries IT Telecom S.p.A. and EPIClink S.p.A into Telecom Italia. This plan falls under a broader reorganization of the Information Technology Group area.

Bringing the activities of these two subsidiaries within Telecom Italia will make it possible to rationalize the use of resources and technological expertise and will lead to simplification of the operational, administrative and corporate management processes.

The merger was effective as of December 31, 2004 and for accounting and tax purposes from January 1, 2004. On December 30, 2004, IT Telecom S.p.A. transferred its Data Center business segment to IT Telecom S.r.l., a new company set up on November 12, 2004.

As of December 31, 2004, the IT Group Corporate Function was organized as follows:

After the above mentioned merger, the IT Group Corporate Function was organized as follows:

Wireline—the development and the applications of the OSS and BSS systems and the development, design, delivery and management of VAS for the Wireline market have been transferred to the Wireline Business Unit, the aim being to integrate end-to-end processes so as to maximize the operating synergies between demand management and development activities.

Corporate Central Functions—the activities relating to the definition of the reference architectures used in the Business Unit projects have been allocated to the Telecom Italia Corporate Functions with the aim of making Telecom Italia Group IT strategies more uniform.

Item 4. Information On The Telecom Italia Group	Business Units

IT Telecom S.r.l.—the activities of creating and operating IT Group infrastructures (Data Centers) have been allocated to IT Telecom S.r.l. with the aim of maximizing synergies and encouraging the convergence process.

❖	MAJOR 2004 CORPORATE EVENTS

•	On March 31, 2004, under the program for the reorganization of Telecom Italia Group’s information technology area, the “Development” business segment was sold to TIM S.p.A., effective April 1, 2004. The “Development” business segment carries out activities currently conducted by IT Telecom S.p.A. for TIM regarding:

–	innovative services, based on IP networks, known also as e-business or web services, directed at the business and mass-market segments, and

–	telecommunications software development and maintenance activities.

These activities were integrated with the resources that already operate in IT development in the Mobile Business Unit, making it possible to improve the synergies for the management of the current platforms and the development of their evolution. The sale price, based also upon an outside appraisal by Milestone Advisory House S.p.A. in Milan, was agreed between the parties at €23 million. 551 employees were transferred.

•	On September 8, 2004, the Board of Directors of IT Telecom S.p.A. voted to transfer to Shared Service Center S.c.r.l. (SSC)—in which a 40.91% stake is held—the following business segments: (i) ERP Solutions, engaged in the development and maintenance of ERP systems, and (ii) Application Operations—Administration & Finance, which guarantees applications management for the systems in the administration and finance areas. The ownership interest remained unchanged as the other SSC shareholders (TIM S.p.A., 4.54%, Olivetti Tecnost S.p.A.—renamed Olivetti S.p.A. on April 5, 2005—4.54% and Pirelli S.p.A. 50.00%) subscribed to their part of the capital increase.

4.2.7    OLIVETTI TECNOST

Olivetti Tecnost (recently renamed Olivetti) and its subsidiaries (the “Olivetti Group”) operates, in the sectors of ink-jet products for the office; digital printing systems, development and production of products associated with silicon technology (ink-jet print-heads and MEMS) and provides specialized applications for the banking field and commerce and information systems for gaming and lottery management.

In addition, it operates with Nuove Iniziative Canavese in document management services and fixed and cell phone repair.

The principal markets of this business unit are Europe and Asia.

As of December 31, 2004, the Olivetti Tecnost Business Unit included the following companies:

Olivetti Tecnost Group
Olivetti Tecnost S.p.A. (1) • Olivetti I-Jet S.p.A. • Innovis S.p.A. • Cell-Tel S.p.A. • Wirelab S.p.A. • Olivetti Tecnost International B.V. (foreign sales companies)

(1)	On April 5, 2005 Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A.

(2)	On January 14, 2005, the sale of 60% of the subsidiary Innovis S.p.A. from Olivetti Tecnost S.p.A. to the partner Comdata S.p.A. was executed; after this operation Innovis S.p.A. is owned 80% by Comdata S.p.A. and 20% by Olivetti Tecnost S.p.A.. As of December 31, 2004 Innovis employed 222 units.

(3)	On March 7, 2005, the sale of 65% of the subsidiary Cell-Tel S.p.A. from Olivetti Tecnost S.p.A. to the partner Telis S.p.A. was executed; after this operation Cell-Tel is owned 85% by Telis S.p.A. and 15% by Olivetti Tecnost S.p.A..

❖	OFFICE PRODUCTS

In 2004 the office products operations, including Olivetti I-Jet, continued to demonstrate the positive trends begun in 2003. Growth was confirmed along with European leadership in the area of fax machines with ink-jet technology. The number of fax machines sold during the year increased by approximately 150,000 (or 34%) compared to the prior year.

Item 4. Information On The Telecom Italia Group	Business Units

Sales volumes of digital photocopiers, another important segment of the office business, increased by 38% compared to the year 2003.

Investment plans are being implemented to support activities for the development and manufacture of new fax machine models and other ink-jet technology new products on an industrial scale.

With reference to the process of rationalizing the European network, the back-office activities of foreign affiliates were outsourced and concentrated in the services center of the Accenture group in Prague.

❖	SYSTEMS

The results for the year 2004, net of exchange rate effect, are higher than those for 2003, both with respect to revenues and margins, and from a standpoint of business initiatives to promote geographical and product diversification.

In particular, in the Gaming sector an important contract was signed and completed during 2004 for the supply of approximately 25,000 terminals for operating an electronic voting system in Venezuela.

In addition, the Olivetti Group began supplying terminals for video-games to the Czech Republic and won an order worth more than U.S.$2 million for a total supply of 2,000 terminals for automated gaming in China (Shanghai Welfare Lottery). With reference to the Italian market, sales of terminals for the video-lottery have begun.

In the Banking sector, in 2004, Olivetti succeeded in maintaining its 2003 market share in Western countries, where there was a generalized downturn. Sales volumes increased on Eastern markets, where approximately 134,000 specialized printers were sold (of which approximately 100,000 in China).

The performance of the Shop Automation business was again stable with regard to volumes of conventional fiscal Cash Registers where more than 48,000 units have been sold.

❖	NUOVE INIZIATIVE CANAVESE

The activities relating to Nuove Iniziative Canavese increased significantly compared to 2003. In particular, the subsidiary Cell-Tell acquired new customers and extended its line of service to repairing and regenerating fixed telephone equipment; however, the increase in volumes has not been sufficient to obtain positive results.

The subsidiaries Innovis (back-office activities) and Wirelab (repair and regeneration of telephone exchanges) both increased their business and, consequently, their number of employees.

* * *

In 2004, a contract was signed between Olivetti Tecnost and the TILAB function of Telecom Italia, for the sale of intellectual property through the acquisition by Telecom Italia of research and development projects and activities carried on by Olivetti Tecnost and authorized by TILAB. A contract was also signed for the payment of royalties by Olivetti Tecnost to Telecom Italia for use of the Olivetti brand and another was signed for the utilization of patents and the same intellectual properties.

4.2.8    OTHER TELECOM ITALIA GROUP ACTIVITIES

The Other Activities of the Telecom Italia Group principally consist of the TILAB Function, the companies which provide centralized services to the Group, and the Corporate Functions.

Centralized Group Services include centralized services performed for the Business Units/Corporate Functions/Companies of the Group.

❖	REAL ESTATE AND GENERAL SERVICES

The activities performed by “Real Estate and General Services” are related to the planning of sites and locations of the Telecom Italia Group, the design and construction of civil works, the maintenance of the properties and technological plants, in addition to providing real estate and general services.

Item 4. Information On The Telecom Italia Group	Business Units

❖	TELECOM ITALIA LAB

Telecom Italia Lab is responsible for supervising technological innovation within the Telecom Italia Group. This is achieved by searching for new technologies, preparing and examining research and feasibility studies and developing prototypes and emulators of new services and products, with a special focus on the main topics of strategic interest to the individual Business Units. It operates to promote Telecom Italia Group’s technological leadership and also exploits collaboration with Pirelli Labs.

The activities can be broken down into Telecom Italia Group’s main innovative areas of interest, such as: developing the access network to cope with the growing demand for bandwidth availability, developing the carrier network, with a gradual transition towards optical technologies, developing telephone services, in view of the convergence of the network architecture towards an “all-IP” model, developing third generation hi-tech services and terminals of the new generation for the mobile area and contributing to the evolution of the Internet and multimedia.

Telecom Italia Lab relies on the expertise of Telsy, the Telecom Italia Group company which, since 1971, has worked to develop and produce equipment for security in telecommunications with cryptographic functions.

As of December 31, 2004, the Function TI LAB was organized as follows:

TILAB
Telecom Italia—TILab segment Telsy S.p.A.

TILAB medium and long-term research activities are organized as follows:

Network Innovation and Access Network & Terminals:    devoted to short and medium/long term R&D projects on fixed and mobile network infrastructures, with a focus on the segment of core networking, radio access, Broadband access and innovative terminals.

Services & Platforms Innovation and Business Applications & Services:    concentrates on the creation of services and the testing of prototypes through innovative platforms, for the consumer and business markets, respectively.

TILAB also used its Testing Laboratories to test both equipment acquired from suppliers and prototypes developed through research.

❖	OTHER SUBSIDIARIES

Telecom Italia Finance S.A.

Telecom Italia Finance S.A. (“TI Finance”) organized in the Grand-Duchy of Luxembourg as a Société Anonyme, is a 100% owned subsidiary of Telecom Italia. TI Finance provides financial assistance to Telecom Italia as well as companies in which Telecom Italia has a direct or indirect interest through, providing loans and the granting of guarantees for securities of any kind or form. TI Finance also may borrow in any kind or form and issue bonds or notes.

In October 2004, the Extraordinary General Meeting of Telecom Italia Finance resolved to:

•	reduce the share capital to discharge accumulated losses as of June 30, 2004, of €729,844,921;

•	further reduce the share capital to constitute an undistributable reserve of €390,627,449;

•	increase the share capital of €499,999,996 and to constitute a reserve equal to €1,005,671,163. This increase has been subscribed by Telecom Italia S.p.A. by way of contribution of all the shares representing the Edotel S.p.A. share capital.

Item 4. Information On The Telecom Italia Group	Business Units

Moreover:

•	Starting from January 1, 2004, the merger of Olivetti International S.A. (OISA) into Telecom Italia Finance became effective for fiscal and accounting purposes.

•	On June 1, 2004, Olivetti Finance N.V.S.A. (OFNV) was merged into Telecom Italia Finance which assumed all its liabilities and assets.

•	In July, 2004, Olivetti International N.V. and Olivetti International Finance N.V., wholly-owned subsidiaries of Telecom Italia Finance, were liquidated.

•	On December 20, 2004, the wind-up of the subsidiary RAP S.A. was closed.

Telecom Italia Capital S.A.

The company is a directly and indirectly wholly-owned subsidiary of Telecom Italia, organized under the laws of Luxembourg, and was established in the year 2000 as the finance vehicle to issue notes in the U.S. market.

On October 8, 2004, Telecom Italia Capital floated a new bond issue for a total of U.S.$3,500 million to fund the financial requirements of the Telecom Italia Group companies, including Telecom Italia.

4.2.9    COMPETITION

Fixed-line Domestic and International Telecommunications Services

As a result of the complete liberalization of the market for telecommunications services, the Telecom Italia Group has faced increasingly significant competition since 1998 in the Italian domestic market, including competition from foreign telecommunications operators.

The legal framework for regulation in the telecommunications sector in Italy was completely transformed, as a consequence of the adoption of the Maccanico Law (effective August 1, 1997), the Presidential Decree No. 318/97 (the “Telecommunications Act”) (effective September 22, 1997) and a series of Orders issued by the National Regulatory Authority which have been important to the Telecom Italia Group as it has faced increasing competition. To date the regulatory environment has been characterized by an intensive implementation process in order to complete liberalization. See “—4.3 Regulation”.

Since the beginning of 1997 about 170 licenses have been activated in Italy, although at the end of 2004 about 50 OLOs were still active and offering telecommunication services. In fact, in this period, many companies failed or were involved in merger and acquisition operations.

Wireline in its domestic market faces, among others, two national players, Tele2 and Wind, and three other focused competitors: Fastweb (focused on broadband and specific cities), Albacom (focused on business customers) and Tiscali (focused on Internet). Only two of these competitors have their own network facilities, Fastweb and Albacom, while the others principally implement a reseller model utilizing Telecom Italia’s network. The development of broadband solutions has been pushing some operators (i.e. Wind, Fastweb) to utilize an ULL model.

Telecom Italia’s market share in retail traffic volumes—retail voice and on-line traffic only—at December 31, 2004 was 72.2% compared to 72.0% at December 31, 2003, 71.4% at December 31, 2002 and 72.1% at December 31, 2001. Significant competitors are Tele2 and Wind; Albacom and Fastweb are less significant competitors, in specific targeted markets (business customers for Albacom; high spending consumers for Fastweb).

In addition, the Italian fixed telecommunications market has been influenced by the development of mobile operators that attract voice traffic through their wide range of Value Added Services and more personalized terminals.

In this competitive environment during 2004 Wireline was nonetheless able to increase revenues and improve profitability. The improvements were due to:

•	The strong growth of Broadband with 4,430,000 access lines at the end of 2004, of which 420,000 in the European market, 2,230,000 accesses more than 2003.

Item 4. Information On The Telecom Italia Group	Business Units

•	Significant revenue growth in ADSL (+108% compared to the end of 2003), Innovative Data Transmission (+20% compared to the end of 2003) and Value Added Services on Data (+35% compared to the end of 2003).

•	The maintenance of its market share on traffic both on “Voice-Online” (an increase of 0.2% compared to December 31, 2003) due to a successful loyalty campaign, with more than 5.8 million loyalty packages subscribed, and limited impact on its customer base from the unbundling of the local loop.

The continued implementation of a new marketing approach on fixed line services by developing new handsets that enable customers to utilize Videocommunication and, through a new mobile-like handset “Aladino”, innovative voice VAS (SMS, MMS, News, Weather and others), a first step towards more “Personalized communication” and “Videocall”.

Telecom Italia believes that its combination of service, performance, quality, reliability and price is an important factor in maintaining its strong competitive position.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2004, faster than in previous years (10.8% in 2004 compared to 3.6% in 2003 and 7% in 2002). By December 31, 2004, the number of cellular phone lines reached 63.2 million, corresponding to a penetration rate of around 109% of the population.

This increase is mainly due to the performance of H3G(3), the operator offering exclusively UMTS services. Competition for mobile telecommunications services remained strong in 2004. Consequently, TIM’s strategy has been focused on strengthening its leadership with customers with a high mobile phone usage. TIM’s strategy to attract and retain such customers has been to:

•	offer innovative tariff schemes and services;

•	focus on customer care and service for these valuable customers;

•	quality performance;

•	reinforce the core voice business; and

•	introduction of the “TIM’s Way for 3G” and development of the new generation of “Mobile data”.

There are three principal competitors to TIM in the Italian mobile market: Vodafone, Wind and H3G(3). At December 31, 2004 TIM remained the market leader with a market share of approximately 42%, with Vodafone, Wind and H3G(3) having market shares of approximately 35%, 19% and 4%, respectively. In 2004, TIM had a 8.2% market share of net additional GSM lines, corresponding to 0.5 million of net lines, compared to 1.5 million for Vodafone, 2.2 million for Wind and the remaining 2.3 million attributable to H3G(3). It should be noted that TIM’s figures do not include 688,000 “silent” lines in order to ensure greater consistency between the number of lines managed and business development. In addition, TIM is the only operator in Italy that reports the customer base figure net of those lines.

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

The Brazilian Mobile Market.    There is significant competition in Brazil from a number of local and international operators, the most significant of which are Vivo (a Brazilian company owned by Telefonica) and Claro (a company owned by the Mexican group America Movil). TIM expects competition to increase in the future with continued consolidation in the market.

Item 4. Information On The Telecom Italia Group	Business Units

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

TIM’s role in the New Economy.    The opportunities offered by new technologies will accelerate the ICT (Information and Communication Technology) convergence process, linking the two currently fastest growing businesses: mobile communications and the Internet. TIM’s strategic choice with respect to this convergence is the open model. TIM does not focus on Internet content but, rather, it creates alliances with the best content producers in order to provide its customers with the most innovative and the widest range of opportunities, while guaranteeing customers transaction security.

Traditional Business and Value Added Services.    The development of new advanced services is necessarily impacting TIM’s revenue structure. Value Added Services have and will continue to account for a rising proportion of revenues compared to those generated by voice traffic. TIM’s growth will be increasingly dependent on its ability to develop data traffic and innovative services.

This means the mobile sector is one of the segments with the highest potential growth rates and profitability. Technological developments and data transmission will generate new business models based on the capability of offering information, entertainment and advertising through mobile phones and of executing an increasing number of commercial and banking transactions. The capability to develop synergies between fixed and mobile services will allow cost reductions and higher revenues.

TIM will seek out commercial synergies with web-oriented companies on the market which will increasingly demand mobile services (information and media, on-line banking and trading, geographic positioning information system).

In this regard TIM is leveraging on the competitive advantage related to the integration of different technologies and networks (GPRS, EDGE and UMTS) so that the services offered are available regardless of the network being used at any given moment.

EDGE—which at present involves only upgrading the GSM/GPRS software and which is complementary to UMTS—permits TIM customers to have prompt access to the main third generation services as the EDGE network has a speed similar to that of UMTS (200 kbit/s for EDGE vs 384 kbit/s for UMTS). Due to the availability of dual mode terminals (EDGE/UMTS) marketed with the Turbo TIM brand, TIM customers are able to use the band they need for a specific service regardless of the network they are using.

UMTS is the natural evolution of EDGE: UMTS was launched in May 2004 for corporate clients and in December 2004 for the mass market, when new models of handsets with a more reliable technology became available.

During 2004, Vodafone has introduced the full range of UMTS technology, while H3G(3) introduced it in 2003.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

4.3.1    OVERVIEW

A new regulatory framework has been introduced in Italy by the incorporation of recently adopted EC Directives, the “Framework directive” together with three directives on “Access”, “Authorization” and “Universal Service” (the “Data Protection” directive was implemented separately). The new rules have been effective in the national regulatory framework since September 16, 2003. In this connection, Law No. 166 of August 1, 2002, gave the Government a mandate to implement the new directives, and to adopt a code of legal and regulatory measures in the field of telecommunications. Furthermore, the European Commission published Recommendations on important product and services markets in electronic communications, as well as Guidelines for market analysis and the evaluation of significant market power.

The new Electronic Communications Code (the “Code”) implemented the Directives without substantial changes or departures from the text adopted at the European Union level. In implementing the Directives, the Code expressly abolished the former legal framework for regulation of the telecommunications sector in Italy mainly represented by the Telecommunications Regulations, which had been in effect since October 7, 1997.

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

Moreover, the Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide for guidelines on market analysis and calculation of “significant market power” and identify 18 markets at the retail and wholesale level where such analyses and identification shall be conducted. According to the Code, the Italian National Regulatory Authority is still conducting a new evaluation of the operators having “significant market power” and will soon propose applicable remedies. Within the authority allowed by EU law, the Code also provides for the following:

•	allows the trading of the rights to the use of frequencies among operators offering the same type of services;

•	excludes from the category of universal service (and its related obligations) the provision of directory information services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which regulate the installation of networks;

•	redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the national regulatory authority the task of conducting market analyses and proposing remedies.

The Code also introduces a new definition of and specific references to “broadband services”, encouraging their development also at regional level. See “—4.3.7 EU Telecommunications Law and Regulation—The 1999 Review”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.2    THE NATIONAL REGULATORY AUTHORITY (AGCOM)

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

The Committee for Products and Services is responsible for, among other things, regulating product quality and conformity with EU directives governing the relationship between companies controlling fixed or mobile telecommunications networks and telecommunications service providers and controlling the operators’ compliance with regulation in the field of broadcasting activities (including advertising, children’s protection, etc.).

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

The National Regulatory Authority has been operational since June 1998. New members of the National Regulatory Authority will be appointed by Italian Government and Parliament during 2005.

The National Regulatory Authority has investigative powers, as well as the authority to impose sanctions on operators who do not comply with their directives and resolutions. In addition, the National Regulatory Authority is entitled to propose to the Ministry of Communications the revocation and/or suspension of general authorizations and individual licenses in the event of repeated violations by the holder. The Law No. 249 of July 1997 (Maccanico Law) also permits the National Regulatory Authority to limit access to networks for security reasons.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.3    THE CODE AND IMPLEMENTING REGULATIONS

The principal provisions contained in the Code, which affect the provision of telecommunications services by the Telecom Italia Group and its competitors in Italy relate to:

•	universal service obligations;

•	obligations imposed on operators having significant market power, in particular with respect to interconnection agreements and accounting policies;

•	numbering (carrier selection, preselection, and number portability);

•	rights of way;

•	authorizations; and

•	introduction of new broadband services.

❖	UNIVERSAL SERVICE OBLIGATIONS

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

With Order No. 8/00/CIR Telecom Italia was requested to provide an assessment on the net cost expected for the year 2001, together with information regarding areas and customers estimated as not profitable, in order to allow the National Regulatory Authority to launch a public consultation aimed at determining the guidelines for the provision of the universal service on a competitive basis. On January 31, 2001, pursuant to the same Order, Telecom Italia filed its evaluation for the year 2001. On July 12, 2001, the National Regulatory Authority opened a public consultation in order to assess the possibility of using a bidding procedure for the assignment to operators, other than Telecom Italia, of all or part of the obligations relating to the universal service. The outcome of the consultation was published on January 17, 2002. No decision has been taken by the National Regulatory Authority.

Regarding the net cost of 1999 and 2000, reimbursements have not yet been fully paid to Telecom Italia by the other operators, as some of them have filed a claim in the Administrative Court.

With respect to 1999, on January 27, 2002, the Administrative Court issued a decision in favor of the OLOs, based on procedural grounds only. Consequently, the procedure for the evaluation of the net cost for 1999 was re-opened by the National Regulatory Authority. With Order No. 5/03/CIR the National Regulatory Authority issued a final decision confirming its Order No. 8/00/CIR. However the Italian Supreme Administrative Court, by Decision No. 7257/03 of November 2003, decided to re-open the case. The National Regulatory Authority is expected during 2005 to definitively assess the matter.

The decision of the Administrative Court on the costs of 2000 is still pending.

In December 2001, the National Regulatory Authority published rules designed to grant to low income and to disabled customers certain reductions of the monthly rental fee for voice telephony services.

Telecom Italia was confirmed by the Code as the operator with the obligation to supply the Universal Service under the conditions laid down in the regulations.

Item 4. Information On The Telecom Italia Group	Regulation

The National Regulatory Authority approved the net cost sustained by Telecom Italia to provide the Universal Service in 2001 of €40.52 million, to which Telecom Italia itself is to contribute 42.68% (€17.29 million), the remaining cost being funded by OLOs (TIM, Vodafone, WIND, Infostrada).

Recently, in February 2005, the National Regulatory Authority approved the net cost sustained by Telecom Italia to provide the Universal Service in 2002 of €37.22 million, to which Telecom Italia itself is to contribute 35.4% (€13.2 million), the remaining cost being funded by OLOs (TIM, Vodafone, WIND).

❖	SPECIAL STATUS OF OPERATORS HAVING SIGNIFICANT MARKET POWER

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

In April 1998, Telecom Italia was identified as an operator having Significant Market Power in the markets of fixed telecommunications networks, fixed-line public voice telephony services, leased lines and interconnection services. Telecom Italia was the sole operator identified as having Significant Market Power for the above-mentioned markets. In April 1998, TIM was identified as having Significant Market Power in the market of mobile telecommunications services. See “—4.3.7 EU Telecommunications Law and Regulation—The 1999 Review”.

With order 197/99 the National Regulatory Authority in September 1999 also determined that TIM and Omnitel had Significant Market Power for mobile telecommunications services and for domestic interconnections. The National Regulatory Authority reviews and evaluates Significant Market Power operators every year.

In Resolution No. 350/02/CONS the National Regulatory Authority confirmed for the year 2000 that the following operators had Significant Market Power:

(i)	Telecom Italia in the markets of public fixed telephone networks and services, leased line systems, and the national interconnection market;

(ii)	TIM in the markets of public mobile and national interconnection communications systems (termination);

(iii)	Vodafone Omnitel in the markets of public mobile and national interconnection communications systems (termination).

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

The National Regulatory Authority concluded its inquiry with the aim of identifying the operators with Significant Market Power in the Internet access market (Resolution No. 219/02/CONS sent to Telecom Italia on July 31, 2002). This Resolution identified Telecom Italia and Wind as operators with Significant Market Power in the market of calls terminating on the Internet using dial-up technology, and also identified Telecom Italia alone in the final market of switched Internet access services from the fixed network.

Starting from August 2003, with the introduction of the new European Framework, criteria for the identification of Significant Market Power have changed: the European Commission, with its Recommendation C(2003)497, identified 18 separate markets; the National Regulatory Authority will have to carry out a separate Market Analysis in each market, in order to identify:

•	the level of competition in each market;

•	the need to indicate one or more operators as having Significant Market Power;

•	the appropriate remedies, i.e. the rules to apply, to ensure appropriate competition.

Item 4. Information On The Telecom Italia Group	Regulation

In order to do this, the National Regulatory Authority separated the most important markets into the 18 markets identified by the recommendation of the European Commission, and has entrusted a large part of the above-mentioned analyses to external consultants.

The National Regulatory Authority has not yet completed the market analyses in the identified markets to determine “significant market power” and remedies. Public consultations on markets 1 and 2 (access to the public telephone network at a fixed location for residential and non residential customers) markets 3 and 5 (publicly available local and/or national telephone services provided at a fixed location—residential and non residential customers), markets 4 and 6 (publicly available international telephone services provided at a fixed location—residential and non residential customers), market 7 (retail leased lines), markets 8, 9 and 10 (call origination and termination on the public telephone network provided at a fixed location and transit services in the fixed public telephone network), market 11 (wholesale unbundled access), market 12 (wholesale broadband access), markets 13 and 14 (wholesale terminating segments and wholesale trunk segments of leased lines) and market 16 (mobile termination) are ongoing and interested parties have submitted their responses. Because the process of market reviews is not completed, it is not possible for Telecom Italia to assess the overall impact of the new regulatory regime on its business.

Interconnection

Telecommunications operators providing fixed-line public voice telephony services, mobile telecommunications services or leased line systems and having Significant Market Power are required to negotiate and enter into interconnection agreements at the request of other operators wishing to provide telecommunications services, to apply non-discriminatory terms and to communicate copies of their interconnection agreements to the National Regulatory Authority. Public fixed network operators and leased line service providers having Significant Market Power are required to publish a Reference Interconnection Offer (RIO).

On February 27, 2003 the National Regulatory Authority published Order No. 3/03/CIR, which introduced a “network cap”, a mechanism for defining in advance the rules for pricing RIO services according to the RPI (Retail Price Index) and productivity factors. The network cap applies for the period 2003-2006. Order No. 152/02/CONS also established non discrimination criteria in interconnection and wholesale market between Telecom Italia and the other licensed operators:

•	same conditions to other licensed operators as applied to its retail units;

•	further obligations of accounting separation;

•	functional separation between network and retail units; and

•	price squeeze tests for retail offers.

In compliance with Order No. 3/03/CIR, Telecom Italia submitted the RIO 2003 on April 11, 2003, which was evaluated and approved by National Regulatory Authority with Order No. 11/03/CIR.

On October 31, 2003, Telecom Italia published the RIO 2004 which was evaluated and approved by the National Regulatory Authority with Order No. 3/04/CIR.

On October 29, 2004, Telecom Italia published the RIO 2005, which has not yet been approved by the National Regulatory Authority. Moreover, Telecom Italia has voluntarily undertaken measures (i.e. reduction in the interconnection charges) to support competition (so called “Accordi Parcu”).

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

Item 4. Information On The Telecom Italia Group	Regulation

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

On June 24, 2002, Telecom Italia presented to the National Regulatory Authority a “Virtual Unbundling” offer, which offers carrier preselection, inclusive of the payment for the unbundling charge wherever it is temporarily impossible to offer co-location. On September 16, 2002 Telecom Italia further reduced the price of some unbundling services.

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

Order No. 02/03/CIR confirmed the monthly rental fees of local loop unbundling (“LLU”) and set a reduction of activation fees. As regards co-location services, the Order asked the application of internal Telecom Italia costs (approximately a decrease of 40%) to the square-meter costs for co-location paid by OLOs. Furthermore the integration of the offer with the coming services is required.

As regards RIO 2003, Order No. 03/03/CIR of February, 27 2003, asked Telecom Italia to set the monthly rental fee on the basis of the following criteria: a) the best European tariff, b) the anticipation of efficiency on operational costs, c) the non-discrimination principle and d) on the basis of the cost structure of access network assets. In the RO 2003, approved by Order No. 11/03/CIR, Telecom Italia published the price for the monthly rental fee for LLU, fixing it at €8.30, which represented the best price in the EU Countries (the incumbent Danish operator price). Order No. 11/03/CIR included additions and changes, particularly regarding the application of the network-cap mechanism, introduced with Order No. 03/03/CIR, for the offer of certain interconnection lines, and for co-sharing, local loop unbundling, partial lines and permanent virtual lines services.

Due to the delay in fixing the cap for the LLU service by the National Regulatory Authority, Telecom Italia published the RIO 2004 on October 31, 2003, maintaining the same level of price for LLU service (€8.30/month) as the RO 2003 (even though the incumbent Danish operator price for LLU has now increased to €8.60). in September 2004, around 760,000 unbundled lines were in place, 27 licensed operators requested co-location, 1,043 local switches for co-location were requested by licensed operators and 919 sites were ready for co-location.

Telecom Italia published the RIO 2005 on October 29, 2004, maintaining the same level of price for ULL (€8.30 per month) as the RIO 2004. Moreover, in order to support competition, Telecom Italia has voluntarily undertaken the following measures for the period 2005-2006:

•	the fee for qualification of the ADSL pair will not be applied for all the new lines;

•	Telecom Italia will not increase the ULL monthly rental for the POTS/PSTN pair above €8.3 per month until December 31, 2006;

•	bonus of €9.6 per year, applied on monthly basis, for each existing or new ULL line.

Public consultation on the market 11 (wholesale unbundled access) is ongoing. The National Regulatory Authority has proposed the introduction of a price cap mechanism (RPI—RPI), with a sub-cap for some unbundling services.

Item 4. Information On The Telecom Italia Group	Regulation

Leased Lines

According to Order No. 304/03/CONS issued on August 5, 2003, by the National Regulatory Authority, Telecom Italia published a new retail and wholesale leased line offer that was approved with Order No. 440/03/CONS on January 29, 2004.

In respect of the previous offer (approved by Order No. 711/00/CONS) the new one introduces a price reduction of between 5.25% and 7% for the retail offer and of 12% for the wholesale offer.

Public consultation on market 7 is ongoing. In the consultation document No. 411/04/CONS the National Regulatory Authority has proposed a price cap of RPI -7% for all the leased lines up to 2 Mgb/s bandwidth (with a specific sub-cap for leased line of 2 Mbit/s bandwidth) and a price cap of RPI -5.25% for all leased lines with bandwidth between 2 Mbit/s and 155 Mbit/s.

Mobile Termination Rate

In Resolution No. 47/03/CONS the National Regulatory Authority set the maximum values for the termination rates applied by mobile operators having Significant Market Power (TIM and Vodafone Omnitel) for calls originated on fixed networks. The ceilings for mobile termination charges have been established at €14.95 cents/min, as from June 1, 2003.

For the non SMP mobile operators (Wind and H3G) the National Regulatory Authority did not establish any ceiling for the termination rates applied to their networks.

On January 28, 2005 the National Regulatory Authority published a public consultation on the telephony calls termination market on single mobile networks (Order No. 465/04/CONS on the relevant market No. 16) . The main new issues are related to:

•	the designation of all mobile network operators (TIM, Vodafone, Wind and H3G) as dominant in the telephony calls termination market on their networks;

•	for all mobile operators, the introduction of obligations of non-discrimination and publication of a Reference Interconnection Offer which includes—at least—information about the termination rates and the location of interconnection points;

•	the application of a network cap on the termination rates for TIM, Vodafone and Wind for the years 2005-2007;

•	the definition for TIM, Vodafone and Wind, of a “target value” for the termination rate in 2007 of €8.7 cent/min, starting in June 2005 from a value of €12.6 cent/min for Vodafone and TIM and €14.95 cent/min for Wind.

No decision has been taken yet on market 16 (mobile termination) as the consultation procedure was only opened by the National Regulatory Authority on January 28, 2005 (Order No. 465/04/CONS).

Accounting Policies

Telecom Italia cost accounting policy.    Operators having Significant Market Power are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the National Regulatory Authority with a description of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications networks, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

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

Item 4. Information On The Telecom Italia Group	Regulation

Due to a delay in the appointment of the independent advisor, the results of the audit on 1999 and reports were published only on November 6, 2002, with Order No. 337/02/CONS. The results of the audit on 2000 Reports were published in March 2003 with Order No. 48/03/CONS.

During 2001 the National Regulatory Authority issued an order which raised the allowed return on capital employed—WACC (weighted average cost of capital) for regulatory purposes from 12.5% to 13.5% before taxes.

On June 17, 2002, the National Regulatory Authority issued Order No. 152/02 CONS which requires Telecom Italia to provide more detailed accounting reports on a current cost basis (fully allocated costs); the cost basis previously adopted was the historical one.

On November 18, 2003 Telecom Italia submitted to the National Regulatory Authority the Regulatory Accounting Reports for the year 2001.

After the auditing, in December 2004, AGCOM published, with Order No. 406/04/CONS, the reports of the appointed advisor (KPMG); Telecom Italia, in compliance with Order No. 152/021 published on its official web site the Regulatory Financial Statements for the year ended December 2001.

According to the supplied documentation, KPMG stated that, for 2001, the data for the supplied Regulatory Accounting Reports issued by Telecom Italia have—as a whole—been issued in conformity with the methodological criteria required by law.

On September 17, 2004 and on December 10, 2004 Telecom Italia submitted the Regulatory Accounting Reports for the year 2002 and 2003 respectively. The National Regulatory Authority has not yet appointed the independent advisor to review the two reports.

TIM cost accounting policy.    By Order No. 197/99 TIM and Vodafone Omnitel were notified as operators with Significant Market Power in the national interconnection market and must provide a cost oriented fixed-mobile termination rate.

On the basis of Order No. 338/99 TIM was required to implement cost accounting reporting in order to calculate a fixed-mobile termination rate. In accordance with Order No. 340/00, in 2001 TIM produced a cost accounting system based on Fully Allocated Historical Cost Data for the year 1999 (positive certification was issued by the advisor of the National Regulatory Authority at the end of 2002). It also introduced an accounting system based on a FAC-CC model (Fully Allocated Cost on a Current Cost basis), as an intermediate step towards the adoption of long-run incremental costs to determine the fixed—mobile rates. In December 2001 the National Regulatory Authority adopted Order No. 485/01 requiring the SMP operators to prepare historical accounts for the year 2000.

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

❖	NUMBERING

In accordance with the Telecommunications Regulations and by the issuance of various Orders the National Regulatory Authority issued regulations related to Number Portability and Carrier Preselection as described below.

Number Portability (NP)

Since February 2000, following the National Regulatory Authority Orders No. 4/99/CIR and No. 7/00/CIR, which are consistent with EU Directive 98/61/CE, SPP (Service Provider Portability) in fixed networks was introduced, including non-geographic numbers (Premium Rates, Freephone Numbers, Splitting Charges).

[1]	Order No. 152/02/CONS states that TLC Operators having Significant Market Power make available to the public the Cost Accounting information within the term of 45 days from the publication by the National Regulatory Authority of the methodological verifications made by the independent advisor.

Item 4. Information On The Telecom Italia Group	Regulation

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

On March 28, 2002, the National Regulatory Authority issued Order No. 7/02/CIR which established that by November 30, 2002, the National Regulatory Authority would have determined the price of Mobile NP (“per number costs”) that should be equal to the one-off price that the operator receiving the customer/recipient must pay to the operator giving the customer/donor the price. Mobile NP would have been applied starting January 1, 2003. “Per cost number” should not be higher than the price applied to fixed-line services as established by Order No. 10/00/CIR at €10.02. In January 2003, The National Regulatory Authority issued a new Order No. 13/02/CIR setting a price cap for the portability charge. This charge can not be higher than the price established for Number Portability between fixed operators.

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

❖	RIGHTS OF WAY

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

4.3.4    PUBLIC CONCESSIONS

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

Item 4. Information On The Telecom Italia Group	Regulation

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

At the end of its inquiry, the National Regulatory Authority issued three individual licenses and a general authorization to Telecom Italia—formally notified on January 19, 2001:

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

Each individual license included a list of specific charges, drawn up on the basis of the indications given by the ministerial Decree of November 25, 1997, containing “Provisions for the issue of individual licenses in the telecommunications sector.”

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

However, by Order of September 18, 2003 (joint cases No. C 291/01 and No. C 293/01), the Court of Justice of the European Community stated that the aforementioned telecommunications license fee established by Italian Law No. 448/1998, Art. 20, is contrary to EU law. The same conclusion was reached by the Italian administrative judge (TAR) when ruling with Order No. 47/2005, published on January 5, 2005 (see also “Item 5. Operating and Financial Review and Prospects—5.2 Specific Factors which Impacted Results of Operations Over the 2002-2004 Period—5.2.3 Telecommunications (TLC) License Fee”).

Under its Public Concession, Telecom Italia had the right to provide all mobile public telecommunications services, regardless of the technologies used. These rights were transferred to TIM as a consequence of the TIM Demerger. In accordance with the Presidential Decree No. 211 of August 1, 2002, the duration of TIM’s GSM concession is 20 years, commencing on February 1, 1995 (before this decree the duration was 15 years).

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

According to Resolution No. 286/02/CONS, issued by the National Regulatory Authority on September 25, 2002, all TACS frequencies are to be released and returned to the government, which would then reallocate them on GSM.

Item 4. Information On The Telecom Italia Group	Regulation

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

4.3.5    LICENSED OPERATORS

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

XDSL/ATM Broadband

In December 1999, Telecom Italia received temporary authorization from the National Regulatory Authority for the wholesale offering of ADSL/ATM access service to Other Licensed Operators and Internet Service Providers. In February 2000, Telecom Italia started the “always on” retail offering for fast Internet access. The ADSL 640 wholesale offer has been partially modified by the National Regulatory Authority with Order No. 217/00/CONS issued in April 2000. In February 2001, the National Regulatory Authority approved the Permanent Virtual Circuit (ADSL up to 2 Mbit/s and HDSL up to 155 Mbit/s technologies) offer as presented by Telecom Italia and authorized Telecom Italia to offer XDSL retail services branded as RING and FULL BUSINESS COMPANY from April 2001. At the end of 2003, ADSL 640 and XDSL wholesale services were available in 2,120 towns for about 80% of total lines on a national basis.

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

In order to increase the quality of Telecom Italia ADSL services, on March 1, 2004 Telecom Italia ADSL 640 wholesale price has been reduced to the same level of the existing ADSL 256 wholesale price. All Telecom Italia ADSL retail customers, both consumer and flat, have been upgraded to ADSL 640 access speed without an increase of the retail price. The OLO/ISP ADSL customer base, based on Telecom Italia wholesale offers, has been upgraded on the base of the requests. Moreover on January 31, 2005, Telecom Italia reduced the price of the ADSL 1.2 Mega wholesale flat offer to the same level of the existing ADSL 640 offer. The consistent upgrading of current access lines will concern only flat rate customers, both retail and wholesale.

Item 4. Information On The Telecom Italia Group	Regulation

On August 6, 2003, some Internet Service Providers filed a complaint with the European Commission claiming the abuse of dominant position of Telecom Italia in the market of broadband Internet access when bundling it with the provision of exclusive content for its clients. The proceeding, opened by the Commission, is still pending.

4.3.6    TARIFF AND PRICING POLICY

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

The safeguard cap system provides for 3 different caps as described below:

•	Access services, such as installation and connection charge: RPI-0 as well as a sub-price cap for residential subscription charges of RPI-RPI;

•	Traffic services, such as local voice calls, long distance voice calls, fixed-mobile voice calls: RPI-RPI;

•	Fixed/mobile services, limited to the fixed call segment belonging to Telecom Italia (the “Retention” segment): RPI-6%.

In the public consultation document No. 410/04/CONS, the National Regulatory Authority has proposed to maintain for the years 2005-2006 the same price cap mechanism for the local, national long distance and fixed to mobile (Retention segment) telephone services.

For further details, see “Item 4. Information On The Telecom Italia Group—4.2 Business Units—4.2.1 Wireline—Traffic and Tariffs—Domestic Tariff Rebalancing”.

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

Item 4. Information On The Telecom Italia Group	Regulation

4.3.7    EU TELECOMMUNICATIONS LAW AND REGULATION

Italy is a member of the EU and, as such, is required to implement the directives issued by the EU. Although directives must be incorporated into domestic legislation to be fully effective, a directive or certain provisions of a directive may take effect automatically in a Member State on the prescribed deadline if they are sufficiently clear and specific, even if they are not formally adopted by such Member State by the prescribed deadline. If a directive is not formally implemented by the prescribed deadline the only remedy available for an interested party is to seek damages against the Member State. Italy is also the addressee of various EU resolutions, recommendations and communications which are not legally binding, although politically important. The European Commission began opening the telecommunications market to competition with the adoption of directives in the late 1980s and early 1990s which beginning in 1990, opened to competition telecommunication services, other than fixed public voice telephony services, opening the market for value added services. Subsequent directives liberalized the market for satellite services, alternative infrastructure and mobile services and infrastructure. These liberalization measures culminated with the opening of competition in 1998 of public voice telephony and public network infrastructure. These directives were also accompanied by directives relating to open networks, setting out a body of principles for access to public telecommunications networks and services.

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

In the Directive, the notion of Significant Market Power is based on the concept of dominant position, calculated in a manner consistent with competition law practice. Significant Market Power implies the application of rules in accordance with the conditions imposed by the other Directives.

Authorization Directive.    The Authorization Directive provides for electronic communications services and networks to be provided under general authorization. Licenses will no longer be required and specific rights of use would be granted, separately from authorizations, for the assignment of radio frequencies and numbers.

A notification will require only the following elements:

•	a declaration of the intention to start operation;

•	contact information of the company requesting the authorization; and/or

•	a short description of the service provided.

Item 4. Information On The Telecom Italia Group	Regulation

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

Under the directive, The national regulatory authority will have flexibility to select which access and interconnection obligations to impose on operators notified as having Significant Market Power in relevant markets. A maximum list of obligations is contained in the directive. The proposed operators with rights and obligations to interconnect are essentially the same as those defined in the current ONP Interconnection Directive.

National regulatory authorities will carry out an analysis of the competitiveness of a designated list of relevant product and service markets and identify which operators (if any) have Significant Market Power on any of the particular markets. A national regulatory authority will be able to impose price controls, including obligations for cost orientation of prices and obligations concerning cost accounting systems, for the provision of specific types of interconnection and/or access services.

National regulatory authorities will also be able to impose obligations for transparency, non-discrimination, and accounting separation on Significant Market Power operators in relation to interconnection and/or network access. These obligations are carried over from the current regulatory framework.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

4.3.8    COMPETITION LAW

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

Item 4. Information On The Telecom Italia Group	Regulation

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

On December 16, 2002, the EU Council approved the Regulation No. 01/2003 (OJ L 1 01/04/2003) “On the implementation of the rules on competition laid down in articles 81 and 82 of the Treaty”. The Council Regulation provides, inter alia, for the abolition of the Commission’s exclusivity in the application of art. 81.3; a system of legal exception and ex post evaluation of the agreements; an effective decentralization of the enforcement of EU competition rules; and the strengthening of the Commission’s investigation powers. This regulation has replaced Regulation 17/62. The new Regulation simplifies the way in which the EC Treaty’s antitrust rules are enforced in the European Union. Most importantly, the new Regulation abolishes the practice of notifying business agreements to the Commission, therefore reducing bureaucracy and legal costs for companies. The simplified system of the new Regulation is designed to facilitate the effective enforcement of the antitrust rules in the EU comprising more than 15 Member States. The new regulation allows national courts and competition authorities to directly apply Article 81(3) without prior involvement of the Commission.

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

Item 4. Information On The Telecom Italia Group	Regulation

On December 11, 2001, the European Commission issued a Green paper on the Review of Council Regulation (EEC) No. 4064/89, concerning mergers with community dimensions. The Commission seeks to launch a wide ranging debate on the functioning of the EU merger control regime based on the experience gained during the last 10 years. On December 11, 2002, the Commission published a proposal for a Council Regulation on the control of concentrations between undertakings. The proposal tackles jurisdictional issues (such as the notion of concentration and the community dimension), substantive issues (such as the concept of dominance) and Procedural issues (such as the timing of notifications, the suspension of proceedings, etc.).

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

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

4.4    GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

Access charge:    Amount charged per minute by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line):    A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and up to as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Analog:    A transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals not in digital form.

Analog network:    A network using analog technology with circuit switching, capable of connecting one user with all the others, but with limited transmission capacity.

ASTN (Automatically Switched Transport Network):    Emerging architectural standard for switched intelligent optical network for the management of the automatic signaling and routing of connection, auto-discovery and meshed optical network protection.

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

BSS (Business Support System):    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Carrier:    Traditionally, the carrier is the company that makes available the physical lines.

CATV (Cable television):    Cable or fiber-based distribution of TV programs.

Cellular:    A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel:    The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Closed User Group:    A group of telecommunications users that share a longstanding economic interest. This definition has arisen in a regulatory context; it permits the partial liberalization of some telecommunications services.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

Coaxial cable:    A type of electrical cable in which a central conductor covered by an insulator is then surrounded with a cylindrical conducting sheath whose axis coincides with that of the central conductor, hence the term “coaxial”.

Corporate Network:    A network, which can be a virtual private network, provided by a corporation for its own use and possibly for that of other corporations. The network’s features are tailor-made to address the specific needs of the client. It is separate from the network provided by the national telecommunications carrier, but it may be connected to the latter for the use of selected facilities.

CPS (Carrier Pre-selection):    Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Data Network Access Point:    Unit of measurement used in the data network business.

DCS 1800 (Digital Communication System):    A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital:    A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV:    Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

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

GPS (Global Positioning System):    A constellation of satellites, orbiting the Earth two times a day, that is able to pinpoint precisely the location of a certain object on Earth.

GRX (GPRS Roaming eXchange for Mobile Operators):    The GRX service allows Mobile Operators to interconnect GPRS networks around the world and offer global GPRS roaming coverage.

GSM (Global System for Mobile Communications):    A standard for mobile cellular telephony used in Europe, Asia, South Africa and Australia, based on digital transmission and cellular network architecture with roaming.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

GSM TIM Card:    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

HDSL (High-bit-rate Digital Subscriber Line):    Technology which allows the provision of local loop circuits at higher speeds and lower cost than through conventional means.

IN (Intelligent Network):    Network architecture that centralizes processing of calls and billing information for calls.

Interactive:    Allowing the user to change some aspect of the program.

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

ISPs (Internet Service Provider):    A vendor who provides access to the Internet and world wide web.

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

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

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

Node:    Topological network junction, commonly a switching center or station.

OLOs (Other Licensed Operators):    Companies other than the incumbent operator which operate telecommunications systems in a national market.

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

OSS (Operations Support System):    Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Outsourcing:    Hiring outsiders to perform various telecommunications services, which may include planning, construction, or hosting of a network or specific equipment belonging to a company, and, ultimately, the management of entire telecommunications systems. Value-added applications may also be provided in various sectors.

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

Pay TV:    Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

PCN (Personal Communications Network):    PCN is a cellular telephony network designed to have the high capacity required to support a mass market service.

PCS:    Personal communications services.

Penetration:    The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform:    The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

POTS (Plain Ordinary Telephone Service):    The basic telephony service supplying standard, single-line telephones, fixed-line services and access to public voice telephony network.

PSTN (Public Switched Telephone Network):    The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

RoF (Radio over Fiber):    A technology to feed antennas with digital/analogue signals over optical fiber.

Satellite services:    Satellites are used, among other things, for links with countries that cannot be reached by cable or as an alternative to cable and to form closed user networks.

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

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

VAN (Value-added Network):    A type of public network that leases basic transmission facilities from a common carrier, adds features that enhance the service and provides the improved communications capability to end users. Automatic alternate routing network management and error correction are examples of the value added.

Videotex:    A service pursuant to an ITU standard, permitting remote access to a database by telephone.

VPN (Virtual Private Network):    A network designed for a business or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

WAN (Wide Area Network):    A private network that covers a wide geographic area using public telecommunications services.

WAP (Wireless Application Protocol):    A technology which allows access to the Internet using mobile sets, even without the use of a computer.

WI FI:    A service for wireless Internet connection and high speed access.

WLL (Wireless Local Loop):    The means of configuring a local loop without the use of wiring.

XSDL ((generic) Digital Subscriber Line):    A generic term for DSL equipment, services and technologies which provide extremely high bandwidth over the twisted-pair lines that run from a phone company’s central office to a home or office.

Item 4. Information On The Telecom Italia Group	Description Of Property

4.5    DESCRIPTION OF PROPERTY

General

As of December 31, 2004, the Telecom Italia Group owned approximately 6,700 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of the Telecom Italia Group’s continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

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

At December 31, 2004, telecommunications installations, including local and domestic long distance networks and radio transmission equipment, represented approximately 80% of the tangible assets of the Telecom Italia Group, land and buildings represented 10%, plant under construction, advances to suppliers and stock for tangible assets represented 5%, and furniture, office equipment and other equipment, technical installations and machinery comprised the remaining 5%.

As of December 31, 2004, the total amount of liens, mortgages and pledges on real property owned by the Telecom Italia Group was €99 million. Such liens, mortgages and pledges do not represent major encumbrances on tangible assets and on the material plans to expand or construct new facilities.

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

Since 2002 certain additional real estate related transactions were completed:

Tiglio Project

Pursuant to a framework agreement signed in May 2002, between the Pirelli, Olivetti-Telecom Italia Groups and The Morgan Stanley Real Estate Funds (through MSMC Italy Holding B.V. and POPOY Holding B.V.) certain real

Item 4. Information On The Telecom Italia Group	Description Of Property

estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries were transferred to two new vehicle companies set up for this purpose (Tiglio I S.r.l. and Tiglio II S.r.l.).

Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off of IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the relative real estate assets were contributed to the company IM SER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia.

Following this transaction, which came after the completion of the securitization of IM SER 60’s debt, and also to the effect of certain tangible asset acquisitions by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a portfolio of 169 real estate properties.

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

Finally, as agreed between the parties, December 24, 2002, marked the completion of the merger by absorption, in Tiglio I and Tiglio II, of the real estate investment holdings owned by them—falling under the Tiglio Project and already 100% controlled, directly or indirectly; resulting in the optimization of the corporate structure of the two companies, in view of the successive actions to leverage the assets on the market.

In particular, the second stage of the Tiglio Project consisted of the change of asset ownership, through awarding it to real estate funds, or through completion of certain transfers. The real property has been divided into several categories (office, industrial portfolio, trading portfolio, etc.), in order to optimize Tiglio I and Tiglio II shareholders’ profit, and also into take account the of real estate funds’ market features.

Under the second stage of the Tiglio project, 2004 marked the successful placement on the market of the following real estate funds:

•	“TECLA—FONDO UFFICI”—placement closed on March 1, 2004. The Fund consisted of a contribution on the part of Tiglio I (45.70%-owned by Telecom Italia) of a real estate portfolio including 65 properties for a total market value of approximately €926 million, to which a 15% discount was applied by virtue of their transfer en masse, in addition to a contribution of €25 million in cash. The total offer, net of indebtedness equal to 60% of the value contributed, amounted to €288 million, of which 10% was kept by Tiglio I, 2% was subscribed by Pirelli & C Real Estate Società di Gestione del Risparmio S.p.A. as manager of the fund, while the remaining 88% was entirely placed on the market.

Item 4. Information On The Telecom Italia Group	Description Of Property

•	“CLOE FONDO UFFICI”—placed on the market on June 29, 2004. The Fund consisted of 39 properties contributed by Tiglio I for a market value equal to some €877 million, to which a 15% discount was applied by virtue of their transfer en masse. The total offer, net of a financial indebtedness equal to 60% of the value contributed, amounted to approximately €298 million, of which 5% was subscribed by Pirelli & C Real Estate Società di Gestione del Risparmio S.p.A. as manager of the fund, while the remaining 95% was entirely with Italian investors (approximately 70%) and with foreign investors (approximately 30%.)

•	“OLINDA FONDO SHOPS”—placement offered to both qualified investors and the public closed on December 6, 2004. The Fund was officially listed on December 9, 2004. The company “Tiglio II” contributed three properties which did not originate from and were not used by the Telecom Italia Group. A total of 42 properties were contributed to the Fund, all of which have a commercial use or can be converted to such use, for a market value of over €562 million. The offer also called for inflows of financial resources earmarked for the purchase of two entertainment centers which took place in December 2004. After these purchases, the Olinda Fund consists of 44 properties with market value of approximately €742 million. The value of the Fund is approximately €261 million.

•	“CLARICE LIGHT INDUSTRIAL”—placement with qualified investors on December 16, 2004. The Fund consisted of 27 properties transferred by Tiglio I and 43 properties transferred by Tiglio II, for a total market value of €221 million, to which a 9% discount was applied by virtue of their transfer en masse. The contribution value was thus equal to €201 million and the value of the fund, after taking into account financial indebtedness of approximately 55% of the contribution value, was approximately €90 million. The Fund was entirely placed with European investors.

Subsequent to these transactions, in 2004, Tiglio I and Tiglio II proceeded to distribute cash to the shareholders in the form of a reimbursement of capital (additional paid-in capital) and the repayment of loans. For the Telecom Italia Group, total receipts were approximately €104 million, of which €79 million was from Tiglio I and €25 million from Tiglio II.

Ortensia Project

On December 24, 2002, Telecom Italia and the other shareholders of Tiglio I (MSMC Italy Holding BV, Olivetti, Seat Pagine Gialle and Pirelli) and Tiglio II (POPOY Holding B.V.) formalized a binding agreement with the company Marzotto—which became effective on March 4, 2003—to set up a common vehicle company (“Ortensia s.r.l.”, later called “Aree Urbane s.r.l.”) for the lands owned by Tiglio I and Tiglio II together with the portfolio of areas owned, directly and indirectly, by Marzotto. The agreement called for the deal to be finalized in 2003 through the spin-off of the land owned by Tiglio I and Tiglio II and other assets and liabilities related thereto to a company in which Marzotto, at the end of December 2002, on the basis of formalized agreements, had contributed a business segment inclusive of the lands earmarked for the initiative.

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

Item 4. Information On The Telecom Italia Group	Description Of Property

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

Fintecna Project

In the beginning of December 2003, Telecom Italia formalized a lease agreement on some property units of Fintecna S.p.A.: in this agreement Telecom Italia also can exercise an option to buy all property units during the first half of 2004, for a total amount of €72 million, whereas Fintecna S.p.A. can exercise an option to sell to Telecom Italia the same units during the second half of 2004 for the same amount.

On December 22, 2003, Fintecna S.p.A. accepted the agreement.

On January 16, 2004, Telecom Italia S.p.A. and Fintecna S.p.A. signed contracts for the lease of seven buildings owned by Fintecna S.p.A., as well as a contract containing reciprocal options for the purchase and sale (put / call) of the buildings for a total of €72 million.

On June 22, 2004, Telecom Italia S.p.A., after exercising the option in April 2004, signed the deed for the purchase of the seven properties owned by Fintecna S.p.A. for the contractually agreed price. On the same date, Telecom Italia ceased lease payments for these buildings.

Facility Management (Kings Project)

In 2004, under the policy to optimize the processes associated with “Facility Management” activities the following operations took place:

•	On January 1, 2004 the “Facility Management” business segment of the company Finsiel was incorporated by Emsa Servizi S.p.A.. This transaction followed the sale of the “Facility Management” business segments of TIM and IT Telecom to Emsa Servizi S.p.A. on December 1, 2003.

•	On February 27, 2004, Telecom Italia and Emsa Servizi signed a contract for the sale of their respective “Document Management” business segments to Telepost S.p.A., a newly established company, in which stakes are also held by TNT Mail, Pirelli Real Estate Facility Management and Comdata. Telepost specializes in Document Management operations (management and distribution of incoming and outgoing correspondence, archive management, etc.). On the same date, Telecom Italia and Emsa Servizi signed a contract with Telepost, with effect from March 1, 2004, whereby the latter company will distribute services connected with Document Management activities.

•	On October 28, Telecom Italia and Emsa Servizi signed a contract for the sale to MP Facility S.p.A. (50% joint-venture by Pirelli & C. Real Estate Facility Management S.p.A. and by Manutencoop Facility Management S.p.A.) of their “Maintenance” and “Environmental Services” business segments. The total consideration for Telecom Italia and Emsa Servizi was equal to €70,000 and €30,000, respectively. On the same date the companies subscribed the contract for services assignment in outsourcing by MP Facility S.p.A. The operation was effective from November 1, 2004.

•	On December 21, 2004 a business segment of Emsa Servizi S.p.A. was transferred to Telecom Italia. This operation was effective from January 1, 2005. The services provided by Emsa Servizi until this date will be provided by Telecom Italia facilities managing centralized services.

Furthermore, in May 2004 the call center services for Telecom Italia Information Technology and Finsiel as well as for Telecom Italia and Emsa Servizi customers were transferred to the Wireline Business Unit. The transfer took place through a transfer of employees engaged with those activities.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with Italian GAAP, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Telecom Italia, see Note 27 of Notes to Consolidated Financial Statements included elsewhere herein.

5.1    GENERAL FACTORS AFFECTING THE TELECOM ITALIA GROUP’S BUSINESS

5.1.1    THE EUROPEAN AND THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

In 2004, the Western European telecommunications carrier services market grew by 3.6%; a 3.5% growth rate is expected in 2005, despite an expected decrease in revenues in the fixed voice telephone services (source: Eito 2005). Eito, or European Information Technology Observatory, is a non profit organization sponsored by telecommunications operators (including Telecom Italia) and information technology companies and supported by the EU and the OECD.

In 2004, the Italian telecommunications carrier services market grew by 3.9% (source: Eito 2005). 32% of total market revenues was generated by fixed line telephone services, 53% by mobile telephone services and 15% by fixed data services (Internet access included) (source: Eito 2005). This contrasts with 34%, 52% and 14%, respectively, in 2003.

As in previous years, the growth in demand for telecommunications carrier services continues to be driven by mobile telephone services and by the development of broadband Internet access.

Italy is one of the European countries with both the highest mobile penetration rate and the absolute number of subscribers; only Germany has a higher absolute number of mobile users (source: Eito 2005). Italy is a leader among European countries in terms of availability and the spread of third generation or 3G services. The new entrant (H3G) launched UMTS services in March 2003.

UMTS technology was launched by TIM in 2004.

In 2004, approximately 28 million people in Italy used the Internet (source: Eito 2005). Internet usage growth has been sustained by increased penetration of broadband services, led by the commercial success of ADSL.

Over the next two years, the Italian telecommunications carrier services market is expected to grow slightly above Western European average, with a growth rate of 4.6% in 2005 and 4.0% in 2006 (source: Eito 2005). Growth is expected to be driven by fixed data services (which includes broadband Internet access) and mobile telephone services.

5.1.2    COMPETITION

Competition

The Telecom Italia Group faces domestic competition in all of its businesses. See “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.8 Updated Targets and Strategy” and “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.9 Competition”. Management expects further consolidation among telecommunication services suppliers, especially at a national level.

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

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

Competition remains a significant factor in how our businesses develop. Competitive pressure in the Italian market continued during 2004 as reflected in:

•	further pressure on tariffs;

•	further development of broadband service offers based on fiber optic and ADSL; and

•	development of unbundling of the local loop and shared access with approximately 760,000 lines handed over to OLOs.

In order to better face the competition, in March 2004 FreeMove, the international alliance between TIM, Orange, Telefonica Moviles and T-Mobile, was launched and during 2004 it gave evidence of successful simplified and attractive offers.

5.1.3    REGULATORY ENVIRONMENT

For details please see “Item 4. Information on the Telecom Italia Group—4.3 Regulation”.

5.1.4    TARIFF REBALANCING

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

On July 23, 2003, the National Regulatory Authority introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices we may charge for voice services for the four year period 2003-2006. Such price caps cover:

•	basic subscriber charges and other access charges—RPI (Retail Price Index) + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI;

•	local and out-of-district calls with a cap equal to RPI-RPI; and

•	fixed to mobile traffic (limited to Telecom Italia “retention” for the fixed segment of the call) with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

Consistent with the new price-cap mechanism, Telecom Italia continued to simplify its pricing structure during the course of 2004. The general effect of the new price cap formulas for 2004 provided for an increase of 1.2% (an increase of €55 million per year) in Telecom Italia’s access service charges (i.e. monthly subscription fees) and a decrease in Telecom Italia’s domestic traffic charges (due to a decrease in fixed to mobile traffic expenditure of approximately €17 million). The changes in tariffs implemented in year 2004 increased business monthly subscription fees by 2.5%.

Greater pricing flexibility has been important to Telecom Italia’s ability to remain competitive with respect to the telecommunication services for which there has been the greatest competition (for example, high spending customers), and it remains an essential element of Telecom Italia’s strategy to be able to price services selectively in order to respond to competition by lowering prices on selected services.

See “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.1 Wireline—Traffic and Tariffs”, “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.1 Wireline—Traffic and Tariffs—International Traffic” and “Item 4. Information on the Telecom Italia Group—4.3 Regulation—4.3.6 Tariff and Pricing Policy”.

Item 5. Operating And Financial Review And Prospects	Specific Factors Which Impacted Results Of Operations Over The 2002-2004 Period

5.2    SPECIFIC FACTORS WHICH IMPACTED RESULTS OF OPERATIONS OVER THE 2002-2004 PERIOD

5.2.1    DIVESTITURES AND COST REDUCTION PLAN

Our investment strategy in 2004 demonstrated our focused international approach with continued emphasis on certain geographical areas. Furthermore, we continued to divest from countries where we did not enjoy a leadership position. We intend to reinforce our approach, focusing on markets which we believe offer strong growth potential and where Telecom Italia Group has achieved a significant competitive foothold. We also intend to exploit opportunities coming from businesses that can be developed on an European scale (such as broadband).

As part of the ongoing review of operations, during the first months of 2005 we announced the disposal of other non-core assets (see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.6 Recent Developments during 2005”).

The results achieved through efficiency gains and the disposals plan have strongly impacted Telecom Italia Group’s net financial debt (see “Item 3. Key Information—3.3 Selected Financial and Statistical Information” for a reconciliation of gross debt to net financial debt over the past three years).

Efficiency gains in operating and capital expenditures amounted to €771 million in 2004 reaching in the three year period ended December 31, 2004 €3,021 million of cost savings (over the 2002-2004 announced target of cost reductions of €2.6 billion). From September 2001 to December 31, 2004 net financial debt decreased by approximately €13.9 billion (from €43.4 billion to €29.5 billion). The macroeconomic components which determined this reduction were cash flows generated by operations, divestitures of tangible assets and long-term financial investments and distributions to shareholders (dividends, withdrawals and the tender offers by Olivetti for Old Telecom Italia shares) for approximately €13 billion in the three year period ended December 31, 2004.

5.2.2    PROVISIONS AND WRITE-DOWNS AND GAINS ON DISPOSAL OF EQUITY INVESTMENTS, TANGIBLE AND INTANGIBLE FIXED ASSETS OF NON RECURRING NATURE

Our results of operations in 2002 were disproportionately impacted by the ongoing disposal program of non-core assets, as mentioned below, and the ongoing review of operations that occurs throughout the year.

Starting in 2001, with the change in management through Olimpia, we undertook a significant review of all operations, including the assessment of each operation’s long-term viability within the Telecom Italia Group framework and the related fair value of that operation. The review conducted since 2001 indicated that, due to the acquisition of many of these assets in prior years at relatively high valuations, the valuations of these assets could no longer be supported by market fundamentals. The following table outlines the extent to which asset impairments, generally related to goodwill, occurred:

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Provisions and write-downs of goodwill and equity investments	(6,584)	(879)	(581)
Gains on the disposals of equity investments, tangible and intangible fixed assets	2,553	105	190

In 2004, provisions and write-downs of goodwill and equity investments amounted to €581 million. In 2004, write-downs of goodwill were mainly taken for Finanziaria Web and Entel Chile.

In 2003, impairments principally related to the goodwill of Telecom Italia Media, Entel Chile, Digitel, and EPIClink.

In 2002, provisions were taken for the equity investment in Avea in Turkey (formerly Aria—Is TIM), Seat Pagine Gialle and Digitel. The Seat Pagine Gialle provision included the accrual of €1,942 million to account for the fact that, upon the disposal of SEAT, we would be required to buy out the put and call arrangements with JP Morgan and take possession of the underlying SEAT shares.

Item 5. Operating And Financial Review And Prospects	Specific Factors Which Impacted Results Of Operations Over The 2002-2004 Period

In 2004, gains on the disposals of equity investments, tangible and intangible fixed assets amounted to €190 million and included €85 million deriving from the sale of the entire stake held in Mirror International Holding S.a.r.l., the company to which the investments in the satellite consortia had previously been transferred.

In 2003, gains on the disposals of equity investments, tangible and intangible fixed assets amounted to €105 million.

In 2002, gains on the disposals of equity investments, tangible and intangible fixed assets amounted to €2,553 million, mostly related to the disposal of the Spanish equity investment Auna (€1,245 million), the equity investment in Bouygues Decaux Télécom (€484 million), the equity investment in Austrian mobile operator Mobilkom (€115 million), the disposal of the interest in real estate company Telemaco Immobiliare (€110 million), the transfer of selected real estate assets to Tiglio I and II (a total of €219 million), the acceptance of the tender offer for Lottomatica shares (€240 million) and other minor disposals. The disposals in 2002 were part of the 2002-2004 business plan disposal of non-core assets which has continued throughout the period under review.

5.2.3    TELECOMMUNICATIONS (TLC) LICENSE FEE

The impact of certain decisions regarding the TLC License fee had a material impact on our 2003 and 2004 results of operations.

After the ruling by the Court of Justice of the European Community stating that the telecommunications license fee established by Italian Law No. 448/1998, Art. 20, is contrary to EU law, the Telecom Italia Group stopped recording the license fee for 2003 and the financial charges accrued in 2003 on the amount payable for the license fees recorded in previous years. In addition, the 2003 statement of operations benefited from the reversal of payables and reserves for risks and charges of €1,465 million for the years 2000, 2001 and 2002. Such amount, net of the tax effect of €562 million, contributed to the improvement in net income before minority interests for the year 2003 of €903 million.

Moreover, the 2004 statement of operations benefited from prior period income of €621 million relating to the TLC fee paid in 1999 as a result of the decision handed down by the TAR of Lazio No. 47/2005 of January 4, 2005 which upheld the appeal filed by Telecom Italia and cancelled the Ministerial Decree dated March 21, 2000 regarding the TLC fee instituted by Law No. 448/1998 declaring it to be illegal. Such amount, net of the tax effect of €230 million, contributed to the improvement in net income before minority interests for the year 2004 of €391 million.

Item 5. Operating And Financial Review And Prospects	Significant Trends Impacting Our Core Businesses

5.3    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

As described above under “—5.1 General Factors Affecting the Telecom Italia Group’s Business”, management has identified the following key trends that have, and will continue to have, an impact in our two main business areas.

Wireline

•	Continuing defense of core traffic and access businesses with stabilization of traffic market share.

•	Strong development of new value added services (Voice VAS and Web Services) and handsets (Aladino family and Videophone) contributing to a stabilization in voice revenues.

•	Slowly decreasing voice traffic volumes, due in part to fixed to mobile substitution.

•	Strong growth of Italian broadband market with significant increase of the Wireline Broadband access portfolio.

•	Consolidation of the European broadband project with growth of revenues and customer base in selected European countries, including France and Germany.

Mobile

•	Continuing strong competition.

•	Stable customer base.

•	Significant growth in value added services driven by the introduction of new technologies/new handsets and by a higher customer demand.

•	Growth in targeted international markets, particularly Brazil.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

5.4    CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Italian GAAP. Our reported financial condition and results of operations are sensitive to the accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection and application of the accounting policies by us, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions of management are factors to be considered when reviewing our consolidated financial statements. We believe the following critical accounting policies described below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements under Italian GAAP.

We are also required to select accounting principles for the annual reporting of our U.S. GAAP results. Included in the following discussion are the U.S. GAAP principles we have identified that have the potential to generate significant differences from Italian GAAP and for which management is required to make substantial estimates and assumptions.

5.4.1    REVENUE RECOGNITION

Our primary revenue streams consist of fixed line telecommunication services, mobile telecommunication services, the sale of products including primarily telecommunication (both fixed and mobile) equipment and office products, IT software and services, advertising services, and Internet access and related services.

Revenues related to fixed line and mobile telecommunication services, principally network access, long distance calls, local and wireless airtime usage, are recognized when the services are provided based on the actual minutes of traffic provided and the contracted fee schedule with the customer. Certain revenues derived from telecommunication services, such as installation and activation fees are recognized at the date of installation or activation. Revenues billed in advance are deferred and recognized at the date the related service is provided.

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

❖	CUSTOMER ACTIVATION FEES

We receive certain installation and activation revenues from new customers. Under U.S. GAAP, we defer recognition of non-refundable connection fees and other initial fees and recognize these over the estimated customer relationship period. We also defer the associated direct expenses over the estimated customer

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

relationship period in an amount equal to or less than the amount of deferred revenues. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

❖	MULTIPLE-ELEMENT ARRANGEMENTS

We have multiple element arrangements in two business segments, fixed and mobile.

We have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). The determination of fair values in the fixed and mobile business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

5.4.2    ACCOUNTING FOR LONG-LIVED ASSETS

Property, plant and equipment and purchased intangible assets other than goodwill are recorded at their acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

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

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

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

5.4.3    ACQUISITION ACCOUNTING

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

The development of a purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long term impact on the statement of operations. To the extent that other assets (for example, tangible assets or trademarks) are identified that are amortizable over a shorter life than goodwill (for which the major part is 20 years), the allocation of that fair value through the purchase price allocation is fundamental to the statement of operations.

For purposes of our U.S. GAAP reporting, we are required to perform a purchase price allocation under SFAS 141, Business Combinations. As part of that allocation, it is necessary to develop a purchase price, which under U.S. GAAP requires that all consideration, including the fair value of exchanged shares, be valued. This purchase price, which is generally higher than that arrived at for the same acquisition using Italian GAAP, is then allocated to the fair value of the assets acquired and liabilities assumed. The allocation requires that all assets and liabilities, including those not reflected in the final financial statements of the acquired entity, be valued. This valuation approach requires that significant estimates be made. For example, in the valuation of intangible assets such as a customer list, estimates and judgment are required for the amount of expected future profitability of customers, the expected churn rates, the discount rate used to present value the earnings and the expected economic life of the asset. All of these factors, which are developed in conjunction with the guidance and input of professional third party evaluation experts, require judgment and estimates. A change in any of these estimates or judgments could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill). Under U.S. GAAP, this allocation takes on significant meaning, as under existing U.S. GAAP (see also “—5.4.4 Goodwill” below), the asset “goodwill” is no longer a wasting asset. Therefore, as goodwill is no longer amortized on a periodic basis, the cumulative estimates and judgments made in:

•	the definition of the purchase price;

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have an indefinite life or are amortizing;

has a significant impact on both the level of total goodwill and the statement of operations.

5.4.4    GOODWILL

Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible fixed assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

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

For purposes of our U.S. GAAP reporting, we use the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result we do not amortize goodwill and indefinite lived intangible assets. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans or targets, require substantial management judgment and discretion. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

5.4.5    DEFERRED TAXES

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

Under U.S. GAAP, we assess the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

5.4.6    ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the aging of our accounts receivable balances and our historical write-off experience with similar receivables, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we expect.

5.4.7    ACCRUED LIABILITIES

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, we accrue an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

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

5.4.8    FINANCING, ACQUISITION AND LEASE TRANSACTIONS

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

However, we have deconsolidated the qualified special purpose entity related to the accounts receivable securitization program initiated in 2001.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies

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

5.4.9    DERIVATIVES

We enter into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. For purposes of Italian GAAP, the changes in the fair value of the derivative contract are not accounted for in the statement of operations until the contract has expired. The notional amount of the contracts open at the end of the fiscal year is disclosed. For purposes of U.S. GAAP, we have used the guidance established in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Under U.S. GAAP, the changes in the fair value of instruments which do not qualify for hedge accounting, fair value hedges, and the ineffective portion of cash flow hedges, are recognized in the statement of operations in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is reported in Other Comprehensive Income. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. As a result, we are required to rely on these pricing models when external fair values are unavailable. The estimates regarding future prices requires estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future will differ from the estimates, therefore producing different financial results.

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

5.5    ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS

With effect from the 2005 fiscal year, Telecom Italia will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS.

5.5.1    EVOLUTION OF THE REGULATORY FRAMEWORK

The principal phases which characterized the process of accounting harmonization within the European Union, and in Italy in particular, are:

•

the adoption of Regulation No. 1606 issued by the European Parliament and by the Council of the European Union in July 2002 which provides for the mandatory application of IAS/IFRS, beginning from 2005, for the consolidated financial statements of companies listed in regulated markets of the European Union; moreover, this Regulation accorded to the Member States the authority to permit or to require the application of IAS/IFRS also for the preparation of the annual statutory accounts of listed companies and the annual statutory accounts and consolidated financial statements of unlisted companies;

•

the European Commission’s adoption of Regulation No. 1725 dated September 29, 2003 which approved the international accounting standards, and related interpretations, existing at September 14, 2002; IAS 32 and IAS 39, relating to the disclosure and measurement of financial instruments, respectively, and the related interpretations (SIC 5, 16 and 17) were excluded from that approval process;

•

the issue, by Italian legislators, of Law No. 306 dated October 31, 2003 (2003 EU Law) by which the Italian legislators exercised (Art. 25) the option permitted by the above-cited EU Regulation No. 1606/2002, and, accordingly, delegating the Government to adopt one or more legislative decrees implementing the authority provided by the above-mentioned EU Regulation within one year of the law coming into force (i.e. within November 30, 2004);

•

the issue by Italian legislators of Legislative Decree No. 38 dated February 28, 2005 which implemented the provisions contained in the Art. 25 of the above-cited Law No. 306/2003. This decree provides that listed companies required by EU Regulation No. 1606/2002 to prepare their consolidated financial statements in accordance with IAS/IFRS may, from 2005, also draw up their annual statutory financial statements in accordance with those standards (mandatory from 2006). The possibility of applying IAS/IFRS to the unlisted subsidiaries of listed companies is also available.

In this regard, Telecom Italia and its Italian subsidiaries intend to apply IAS/IFRS for their annual statutory financial statements beginning from 2006;

•

the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 and containing guidelines for companies listed within the EU regarding the transition to IAS/IFRS;

•

the European Commission’s adoption of Regulations No. 707 dated April 6, 2004, which approved IFRS 1 “First-time adoption of International Financial Reporting Standards”, No. 2086 dated November 19, 2004, which approved, with certain limitations, IAS 39, and No. 2236, No. 2237 and No. 2238 dated December 29, 2004 which approved IAS 32 and the other accounting standards reviewed by the IASB in December 2003 and March 2004, the new IFRSs issued in March 2004 (with the exception of IFRS 2, approved by the European commission with Regulation No. 211 dated February 4, 2005), and the interpretation document IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, thereby achieving a stable system of accounting standards.

However, the version of IAS 39 approved by the EU in the above-cited Regulation No. 2086 differs from the text approved by the IASB with regard to certain aspects of the valuation of liabilities at fair value and of the macro-hedging of the interest rate risk associated with portfolios of assets and liabilities. The Telecom Italia Group applies the version of IAS 39 approved by the European Commission. However the full application of IAS 39 would not have resulted in any impacts on 2004 financial statements.

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

5.5.2    TELECOM ITALIA GROUP’S PROCESS OF CONVERSION TO IAS/IFRS

During 2003, Telecom Italia commenced a specific project relating to the implementation of IAS/IFRS (through the establishment of a dedicated working group involving the principal companies of the Telecom Italia Group) with the final objective being the restatement, in accordance with IAS/IFRS, of:

•	the opening consolidated balance sheet at January 1, 2004 (date of transition to the new accounting standards);

•	the consolidated financial statements for the year ended December 31, 2004 prepared for comparative purposes only (limited to the financial statements only);

•	the 2004 interim data (quarterly and first-half data) prepared for comparative purposes only.

At present, the first two steps are substantially completed while the restatement of the 2004 interim data is in progress.

Moreover, the restatement of the opening consolidated balance sheet at January 1, 2004 and of the statements of the consolidated financial statements for the year ended December 31, 2004 required the following preliminary decisions by Telecom Italia among the options provided by IAS/IFRS:

•	financial statement presentation:

•	Balance sheet: IAS 1 requires the classification of assets and liabilities as “current/non-current” or in terms of the “liquidity of the assets and liabilities”. The Telecom Italia Group uses the “current/non-current” classification which is generally applied by industrial and commercial enterprises;

•	Statement of income: in accordance with IAS 1, the statement of income may be presented with expenses classified by function or by nature. The Telecom Italia Group has chosen to adopt the classification of expenses by nature;

•	principal exemptions provided by IFRS 1 upon first-time adoption of IAS/IFRS (January 1, 2004):

•	valuations of property, plant and equipment, investment property and intangible assets at fair value or, alternatively, at revalued cost as the deemed cost: for property, plant and equipment the Telecom Italia Group can take advantage of the following optional exemptions:

•	to adopt the fair value of the asset at January 1, 2004, instead of the original cost, as deemed cost; or

•	to adopt, on satisfaction of certain conditions, the revalued cost of the asset, instead of the original cost, as deemed cost.

These exemptions are applicable also for investment property valued at cost (IAS 40) and to intangible assets valued at cost provided that they meet the criteria required by IAS 38 for their recording. The Telecom Italia Group will utilize these exemptions and use revalued cost for certain of its assets;

•	share-based payments: IFRS 2 is applicable to financial statements for periods beginning on or after January 1, 2005. However, earlier application of this standard is encouraged. The Telecom Italia Group applies IFRS 2 prospectively beginning from January 1, 2005; the adoption of such principle from January 1, 2004 would not have resulted in any impacts on 2004 financial statements;

•	business combinations: should be accounted for by applying the purchase method provided by IFRS 3. For purposes of the first-time adoption of IAS/IFRS, IFRS 1 allows a company/group not to apply IFRS 3 retrospectively to any business combinations which occurred before the date of transition to IAS/IFRS (January 1, 2004). However, if any business combination which occurred before the date of transition is restated to comply with IFRS 3, all subsequent business combinations should be restated in accordance with the purchase method set out in IFRS 3. The Telecom Italia Group has chosen to adopt IFRS 3 prospectively beginning from January 1, 2004;

•

reserve for net exchange differences deriving from the translation of the financial statements of foreign operations:    in accordance with IAS 21, net exchange differences resulting from the translation of the financial statements of a foreign operation (subsidiary, affiliate, joint venture, branch) should be classified as a separate component of equity which, upon disposal of the foreign operation, will be reclassified to the statement of income when the gain/loss on disposal is recognized. IFRS 1 allows

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

first-time adopters of IAS/IFRS to apply IAS 21 prospectively and therefore not to record at the date of transition the cumulative net exchange differences deriving from translations of the previous financial statements of foreign operations. The Telecom Italia Group is taking advantage of this optional exemption;

•	financial instruments recorded in accordance with previous accounting principles: a company/group should apply IAS 39 to financial statements for periods beginning on or after January 1, 2005. Earlier application is permitted. The Telecom Italia Group has chosen to adopt IAS 32 (Financial Instruments: Disclosures and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) from January 1, 2004;

•	designation date of financial instruments as instruments at “fair value through profit or loss” or as “available for sale”: in accordance with IAS 39 a company/group should designate, at the time of initial recognition, a financial instrument as a financial asset or financial liability “at fair value through profit or loss “ or as a financial asset “available for sale”. IAS 39 allows the possibility to make that designation at the date of transition to IAS/IFRS, and thus at January 1, 2004. The Telecom Italia Group is taking advantage of this exemption by making the designation at the date of transition;

•	derecognition of financial assets and liabilities: in accordance with IAS 39, which amended IFRS 1, a company/group which applies IAS/IFRS for the first time should apply the “derecognition of non-derivative financial assets/liabilities” prospectively for financial years beginning on or after January 1, 2004. In other words, if a company/group, in accordance with its previous accounting policies, derecognized certain non-derivative financial assets and/or liabilities pertaining to transactions that occurred before January 1, 2004, it should not recognize those assets and/or liabilities in accordance with IAS/IFRS (unless they satisfy the conditions provided for recognition following a transaction or event occurring after January 1, 2004). However, a company/group may apply the “derecognition of non-derivative financial assets/liabilities” retrospectively from a date of the company/group’s choosing, provided that the information needed to apply IAS 39 to assets and/or liabilities derecognized as a result of past transactions was obtained at the time of initially accounting for those transactions. The Telecom Italia Group intends to apply the “derecognition of non-derivative financial assets/liabilities” retrospectively from January 1, 2003;

•	accounting treatments chosen from the accounting options allowed by IAS/IFRS:

•	inventories: in accordance with IAS 2, the cost of inventories should be determined by using the FIFO method or the weighted average cost method. The Telecom Italia Group has chosen to use the weighted average cost method for each movement;

•	valuation of tangible and intangible fixed assets: subsequent to the initial measurement at cost, IAS 16 and IAS 38 provide that these assets may be valued at cost (and depreciated/amortized) or at fair value. The Telecom Italia Group has chosen to adopt the cost method;

•	valuation of investment property: in accordance with IAS 40, a property held as an investment property should be initially recorded at cost, including incidental costs. Subsequently, that property may be valued at fair value or at cost. The Telecom Italia Group has chosen to adopt the cost method;

•	borrowing costs: as regards the recording of borrowing costs that are directly attributable to the acquisition, construction or production of an asset, IAS 23 provides that an entity may apply the benchmark accounting treatment, which provides for the immediate charge of borrowing costs to the income statement, or the allowed alternative accounting treatment, which provides, in the presence of certain conditions, for the capitalization of borrowing costs. The Telecom Italia Group has chosen to charge borrowing costs to the statement of income;

•	valuation of interests in joint ventures in the consolidated financial statements: in accordance with IAS 31, interests in joint ventures may be accounted for using the equity method or, alternatively, using the proportionate consolidation method. The Telecom Italia Group has chosen to adopt the equity method.

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

5.5.3    PRINCIPAL DIFFERENCES BETWEEN IAS/IFRS AND ITALIAN ACCOUNTING PRINCIPLES

The principal differences emerging from the application of IAS/IFRS compared to Italian accounting principles are summarized as follows:

•	extraordinary items: in accordance with IAS/IFRS items of an extraordinary nature can no longer be shown separately in the statement of income, but should be classified as ordinary items;

•	goodwill and differences on consolidation: these items may no longer be amortized systematically in the statement of income but should be subject to a valuation, carried out at least annually, in order to identify any impairment in value (impairment test);

•	treasury stock: in accordance with IAS/IFRS, treasury stock may no longer be recorded as an asset but should be recorded as a reduction of shareholders’ equity (for the par value) and additional paid-in capital (for the excess amount);

•	principles of consolidation: the possibility of excluding companies that are not significant in size, companies in liquidation, and those with dissimilar activities from the scope of consolidation has been eliminated; however, Special Purpose Entities created for specific transactions (including, for example, securitizations) and the shares of consolidated subsidiaries recorded as current assets should be consolidated;

•	assets purchased under finance lease contracts: in the consolidated financial statements prepared in accordance with Italian accounting principles, the Telecom Italia Group accounts for finance leases with an option to purchase (including sale and leaseback transactions resulting in a finance lease) as a finance lease, while other types of finance leases are accounted for as operating leases. Under the latter method lease payments are recorded as expenses for the period and any gains deriving from the sale of those assets are immediately recognized in the income statement. Instead, the adoption of the finance method, applicable, in accordance with IAS 17, to all types of finance leases, results in the recording in the statement of income of interest expenses on the financed principal amount and the depreciation charges on the value of the leased assets, as well as the recognition of these tangible assets as assets and the residual debt as liabilities in the balance sheet. Furthermore, the application of the finance method also results in the deferral and amortization over the lease term of any gains or losses deriving from sale and leaseback transactions;

•	stock options: IFRS 2 classifies stock options as “share-based payments” or as “goods or services acquired as consideration for equity instruments”; in particular, based on this standard, stock options should be valued at their fair value at the grant date, recording the cost in the statement of income with a contra-entry to increase reserves in shareholders’ equity;

•	employee termination indemnities (TFR): Italian accounting principles require recognition of the liability for employee termination indemnities (TFR) on the basis of the nominal liability accrued to the end of the reporting period, in accordance with the statutory regulations in force; under IAS/IFRS, TFR falls under the category of defined benefit plans subject to actuarial valuation (taking into account mortality, foreseeable changes in salaries/wages, etc.) to present the present value of the benefit, payable upon termination of employment, that employees have accrued up to the balance sheet date;

•	compound financial instruments: in accordance with IAS 32, the value of compound financial instruments (e.g. convertible notes) should be allocated between financial liabilities and equity instruments (e.g. share purchase options);

•	derivative financial instruments: in accordance with IAS/IFRS, all derivatives should be reflected in the financial statements at their fair value. The method of accounting for derivative financial instruments varies based on their characteristics (hedging instruments and non-hedging instruments);

•	restoration charges: as required by IAS 37, the Telecom Italia Group must record liabilities to be incurred at the time tangible assets are abandoned as a result of a legal or constructive obligation assumed upon purchase and construction of the installations. The liabilities will be recorded at fair value, in the period in which they arise, as a balance sheet provision under provision for risks and charges, with a contra-entry to the tangible assets to which they refer; recognition in the statement of income occurs through the depreciation of the related asset over its estimated useful life;

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

•	put and call options on shares: in accordance with IAS 39, the irrevocable obligation related to the purchase of shares results in the recording of the shares to be purchased and the corresponding financial liability at the time that obligation arises;

•	discontinued operations: IFRS 5 requires that the results of discontinued operations (operations disposed of or held for sale) be presented in the statement of income separately from those of continuing operations; similarly, the assets and related liabilities of operations held for sale should be classified separately in the balance sheet;

•	revenues: in accordance with IAS 18, the recognition criteria should be applied separately to each transaction or, in certain circumstances, to the separately identifiable components of a single transaction, in order to reflect its economic substance and, with reference to the stage of completion of the transaction, this sometimes involves, compared to the Italian regulations in force, a deferral of revenues over the duration of the contract.

In particular, with regard to revenues from the activation of telephone services and from the recharging of prepaid cards, the connection/activation service is not an independent process of revenue generation realized at the time the service is rendered; accordingly, the related revenue must be recognized over time in line with the supply of the related services. This period should be estimated based on the expected life of the relationship with the customer. Similarly, also the costs incurred for the activation of the service and the recharging of the prepaid card (mainly direct labor costs) should be deferred and recognized in the statement of income over the expected duration of the relationship with the customer.

5.5.4    MAIN IMPACTS ON THE 2004 CONSOLIDATED FINANCIAL STATEMENTS DERIVING FROM THE ADOPTION OF IAS/IFRS

The information reported below has been extracted or derived from the information included in a specific section of the 2005 First Quarter Report under IAS/IFRS filed with the Italian regulators. Such information was prepared in compliance with IAS/IFRS, and relative interpretations, currently in force.

Based on the foregoing, the effects on the 2004 consolidated financial statements arising from the adoption of IAS/IFRS are as follows:

•	an increase in operating income by €0.4 billion (from €7.2 billion to €7.6 billion), net of charges reclassified from extraordinary items under Italian accounting standards which are no longer allowed under IAS/IFRS;

•	an increase in consolidated net income (for the portion attributable to the Parent Company) by €1 billion (from €0.8 billion to €1.8 billion);

•	an increase in consolidated shareholders’ equity (for the portion attributable to the Parent Company) by €1.1 billion (from €15.2 billion to €16.3 billion);

•	an increase in net financial debt by €3.4 billion (from €29.5 billion to €32.9 billion).

In particular, the main impacts can be summarized as follows:

•	goodwill: this item is no longer regularly amortized in the statement of operations but is subject to an impairment test at least once a year. For the fiscal year 2004 such change results in an increase of the shareholders’ equity, in particular due to the increase in consolidated net income, by €1.5 billion, fully attributable to the elimination of the amortization;

•	consolidation area: under IFRS all subsidiaries and Special Purpose Entities set up for specific transactions must be consolidated. Therefore, in accordance with such accounting treatment the Special Purpose Entity TISV (set up for securitization purposes) and the subsidiaries in liquidation were consolidated. Furthermore, a binding commitment arose at the end of 2004 to purchase TIM shares in the first months (as a financial transaction connected with the TIM Acquisition) which involved consolidating a further interest in TIM and recording a financial liability in the balance sheet at December 31, 2004 under IFRS, since under Italian accounting standards such commitments are treated as off-balance sheet items. As a consequence, such accounting changes result in an increase in net financial debt of €1.1 billion but have no significant impact on net income and shareholders’ equity;

Item 5. Operating And Financial Review And Prospects	Adoption Of International Accounting Standards

•	factoring transactions: the adoption of IAS 39, particularly the provisions regarding the derecognition of financial assets (accounts receivable), leads to a more restrictive interpretation of the conditions needed for recognizing the sale of accounts receivable and, consequently, an increase in net financial debt by €0.8 billion as much as the proceeds of the sale are considered a borrowing, however the impacts on the shareholders’ equity and on the statement of operations are insignificant;

•	sale and lease-back transactions: certain real estate sales completed by the Telecom Italia Group in prior years (2000-2003) with simultaneous lease-back contracts over 19-21 years, classified as operating leases according to Italian accounting principles, are classified under IAS/IFRS as sale and financial lease-back transactions. Accordingly, leased assets and the residual amount of the corresponding financial liability shall be recognized in the balance sheet, while depreciation and interest charges (instead of rentals) are recognized in the statement of operations and the gain realized at the disposal is deferred over the terms of the lease contracts. The different accounting treatment of these real estate transactions lead to an increase in net financial debt at the end of 2004 of €1.6 billion, and a decrease in shareholders’ equity of €0.2 billion, including a decrease of €0.1 in net income;

•	provisions for risks and charges: the requirements specified by IFRS entail a more restrictive interpretation of the conditions needed for recognizing these liabilities and the discount of the amounts estimated to be paid after 12 months. In particular, under IFRS the opening balance sheet at January 1, 2004 reflects a positive adjustment to the opening shareholders’ equity due to the reversal of some provisions for risks and charges recognized under Italian accounting standards. This different accounting treatment results in a reduction of the shareholders’ equity by an immaterial amount, including a reduction of €0.1 billion in 2004 net income under IFRS, as a consequence of the reversal of the uses of provisions recorded in the same fiscal year in the statement of operations under Italian accounting standards;

•	revenues: under Italian accounting standards, revenues from activating telephone service and recharging prepaid cards are accounted for immediately in the statement of operations, whereas under IAS/IFRS they are treated as deferred revenues, as well as the related costs, to be amortized over the expected duration of the customer contract, with a consequent reduction of shareholders’ equity as of December 31, 2004 of €0.3 billion and a reduction of €0.1 billion on 2004 net income;

•	convertible and exchangeable bonds: under IFRS the value of these compound financial instruments must be split between the debt component and the equity option component. For bonds convertible into shares the value of the equity conversion option is classified in shareholders’ equity, while for the bonds exchangeable for shares issued by other entities (Group or third parties) it is classified as a financial liability and measured at fair value at each period end. This different accounting treatment results in a reduction in net financial debt at December 31, 2004, of €0.3 billion, a decrease in net income for 2004 of €0.1 billion and an increase in shareholders’ equity of €0.3 billion;

•	derivative instruments: under Italian accounting standards these financial instruments are normally treated as off-balance-sheet items and adequately disclosed in the footnotes to the financial statements, whereas under IFRS they are recognized in the balance sheet at fair value. The different accounting treatment results in a reduction of shareholders’ equity at December 31, 2004 of €0.2 billion (including an immaterial effect on net income) and an increase in net financial debt of €0.3 billion;

•	treasury shares: under Italian accounting principles treasury shares are recognized as assets and a specific restricted reserve shall be recorded in shareholders’ equity; under IAS/IFRS treasury shares shall be recognized as a reduction of shareholders’ equity. Such different accounting treatment results in a reduction in shareholders’ equity as of December 31, 2004 of €0.4 billion.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

5.6    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2004

5.6.1    REORGANIZATION OF BUSINESS

During 2004 Telecom Italia Group continued the reorganization process that began in 2001 when, following the acquisition by Olimpia, the new management gained control and started implementing a restructuring plan.

The Telecom Italia businesses at December 31, 2004 are organized on the basis of the following Business Units or Corporate Functions.

Wireline.    The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services, for final (retail and business) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

Mobile.    This Business Unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in Latin America and in the Mediterranean Basin.

During 2004 the mobile Brazilian subsidiaries were reorganized. As a result, Tele Nordeste Celular Participações S.A. was merged into Tele Celular Sul Participações S.A..

In Venezuela, consistent with the strategy to focus on operators with a national license, on July 1, 2004 TIM International acquired the minority interest in Digitel and subsequently, in November 2004 signed a memorandum of understanding with CANTV (Compañia Anónima Nacional Teléfonos de Venezuela) to sell 100% of the equity in Digitel.

South America.    The Business Unit South America includes the Wireline and Mobile operations of Entel Chile and Entel Bolivia. Since March 1, 2004, the Latin America Operations division is no longer operational and the Business Units Wireline and Mobile have been charged with the responsibility for the results of the subsidiaries for which they are accountable in Latin America.

Consistent with the Telecom Italia Group’s strategy to rationalize its international portfolio in order to focus on areas of strategic interest and with growth opportunities, on January 24, 2005 Telecom Italia International executed an agreement for the disposal of its 54.76 % equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock exchange in Chile. On March 29, 2005 the closing of the transaction took place.

Internet and Media.    During 2004 the Telecom Italia Media Group continued its business rationalization and focalization plan started in 2003, reflected in the continuing disposition of non-core assets and acquisitions to support core businesses. After these transactions, the Internet and Media Business Unit operates mainly in the following segments:

•	Internet. Management of access services (ISP), with Tin.it, management and development of web portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market;

•	Television. La7 and MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks under concession and in the marketing of advertising space in TV programming; and

•	Office Products and Services. Distribution of products, services and solutions for the office through Buffetti retail networks.

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media approved the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Iternet activities. As a result of this transaction Telecom Italia Media will receive cash proceeds to expand its business as well as pay a dividend and repurchase a portion of its shares. See “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.6 Recent Developments During 2005—Restructuring of the Telecom Italia Group Internet Activities”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Information Technology Market.    The Telecom Italia IT Market Business Unit brings together all the information technology companies and activities of the Group that are marketed to third parties. The Information Technology Market provides a full range of IT services, including consultancy services and systems integration.

On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The execution of this agreement completes a competitive sale process for the controlling stake held by Telecom Italia in Finsiel S.p.A. and follows a preliminary agreement signed with Almaviva Technologies on February 24, 2005. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

This transaction has no impact on consolidated operating results reported on below.

Information Technology Group.    The IT Group Corporate Function is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group and covers the full range of information services within the Group. During 2004, the IT Group has undergone a legal reorganization whereby the legal entities which previously managed these activities have been merged into Telecom Italia and TIM. This reorganization occurred as part of a plan to rationalize the allocation of resources and technology skills and to simplify both business and administrative management.

Olivetti Tecnost.    Olivetti Tecnost (recently renamed Olivetti) and its subsidiaries (the “Olivetti Group”) operate in the sector of ink-jet products for the office and digital printing systems, the development and production of products associated with silicon technology (ink-jet print-heads and MEMS) and provides specialized applications for the banking field and commerce and information systems for gaming and lottery management.

In addition, the Olivetti Group operates with Nuove Iniziative Canavese in document management services and fixed and cell phone repair.

The principal markets of the Business Unit are mainly in Europe and Asia.

For a complete description of these Business Units/Corporate Functions, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit/Corporate Function has been provided for 2002, 2003 and 2004, consistent with the structure of each Business Unit/Corporate Function at December 31, 2004. As noted below, none of the above changes had a material impact on the 2004 results.

5.6.2    CHANGE IN SCOPE OF CONSOLIDATION AND CURRENCY EXCHANGE RATES

Our results of operations fully consolidate all Italian and foreign subsidiaries in which we hold, directly or indirectly, more than 50% of the voting stock or have dominant influence (effective control).

Other entities in which we hold, directly or indirectly, between 20% and 50% of the voting rights, including jointly controlled companies, are accounted for under the equity method. These include a number of our international investments. The equity in the earnings of such entities (i.e., our proportional share in the profits or losses of these entities) is included in financial expense. See Note 22 of Notes to the Consolidated Financial Statements.

The following main changes in the scope of consolidation took place during the three year period 2002-2004:

•	no significant changes in the scope of consolidation occurred in 2004;

•	some investments were disposed of in 2003 and in particular the New SEAT group following the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”; such sale occurred on August 8, 2003 and therefore the activities disposed of were consolidated in the results of operations only for the first seven months of 2003; and

•	some investments were disposed of in 2002 and were consolidated in the results of operations as follows: the 9Télécom group for the period from January 1, 2002 to June 30, 2002; the former Satellite Business Unit (the Telespazio group) for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

The historical results for the year ended December 31, 2004 are presented, while the results for 2003 have been adjusted to reflect changes in the scope of consolidation and to eliminate exchange rate effects. The following table reconciles 2003 historical figures to 2003 adjusted figures to show organic growth from 2003 to 2004 for operating revenues and operating income.

	2004 (A)	2003 (B)	Growth
			Amount (A-B)%
	(millions of Euro, except percentages)
Operating Revenues on a historical basis	31,237	30,850	387	1.3
Changes in Exchange rates	—	(175)
Changes in the scope of consolidation	—	(895)
of which from New Seat PG	—	(703)

Operating Revenues on a comparable basis	31,237	29,780	1,457	4.9

Operating Income on a historical basis	7,200	6,789	411	6.1
Changes in Exchange rates	—	(4)
Changes in the scope of consolidation	—	(195)
of which from New Seat PG	—	(166)

Operating Income on a comparable basis	7,200	6,590	610	9.3

The historical results for the year ended December 31, 2003 are presented, while the results for 2002 have been adjusted to reflect changes in the scope of consolidation and to eliminate exchange rate effects. The following table reconciles 2002 historical figures to 2002 adjusted figures to show organic growth from 2002 to 2003 for operating revenues and operating income.

	2003 (A)	2002 (B)	Growth
			Amount (A-B)%
	(millions of Euro, except percentages)
Operating Revenues on a historical basis	30,850	31,408	(558)	(1.8)
Changes in Exchange rates	—	(728)
Changes in the scope of consolidation	—	(1,375)
of which from New Seat PG	—	(696)

Operating Revenues on a comparable basis	30,850	29,305	1,545	5.3

Operating Income on a historical basis	6,789	6,058	731	12.1
Changes in Exchange rates	—	32
Changes in the scope of consolidation	—	(219)
of which from New Seat PG	—	(253)

Operating Income on a comparable basis	6,789	5,871	918	15.6

Management believes that providing this additional information enables the reader to better understand the actual operating changes which are impacting the results of operations.

5.6.3    OVERVIEW OF 2004 RESULTS OF OPERATIONS

For the 2003-2005 period we established certain key targets:

•	Strengthen our core Italian domestic activities.

•	Exploit growth opportunities.

•	Improve cost efficiency.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

In 2004 we largely met these targets on the basis of some of key measures we use in monitoring our performance.

With respect to the strengthening of our core Italian domestic activities such key targets were evidenced by:

•	During 2004 Telecom Italia’s traffic packages and retention strategies resulted in limited revenues losses while its market share on traffic volumes remained stable: Telecom Italia’s market share on traffic volumes at December 31, 2004 was 73.1% compared with 73.2% at December 31, 2003. The Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions.

•	TIM traffic volumes increased by 7.3% in terms of minutes and mobile traffic revenues increased by 1.3% in 2004 compared to 2003 (€7,193 million in 2004 against €7,099 million in 2003). The growth in revenue was due to the net increase in lines (up 0.7% compared to 2003) and was mainly attributable to the higher impact of VAS revenues. The average monthly revenue per mobile line (ARPU) (which includes traffic and VAS revenues) increased from approximately €29.1 in 2003 to €30.0 in 2004 (including service revenues from non TIM clients).

In both our core domestic and international markets our strategy confirms the focus of investment on exploiting growth opportunities. In the domestic market our focus has been on value added services and internationally on markets which we consider to have the most potential for growth—mobile telecommunications in selected markets, particularly in Latin America, and broadband in selective European markets.

Innovative offer:

•	the Wireline Business Unit is focused on converting its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit intends to expand its large penetration in the broadband market through ADSL connections offered respectively to the consumer and SOHO (Small Office Home Office) markets with two different branded packages: “Alice” and “Smart”. This strategy has had significant success in Italy with 4,010,000 broadband points of access sold to the retail and the wholesale market at the end of 2004 (2,040,000 at December 31, 2003).

•	TIM revenues from Value Added Services (VAS) (€1,256 million in 2004) increased by 22.2% compared to 2003. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 13.4% of service revenues and 12.6% of total revenues in 2004, compared to 11.4% and 10.9%, respectively in 2003.

International markets:

•	during 2004 Telecom Italia enlarged the activities of the “International Broadband” project in Europe. The Wireline Business Unit intends to offer access to innovative broadband services in the main European countries, leveraging on its know-how and technological assets, beginning with France and Germany. As of December 31, 2004, Wireline had approximately 420,000 contracts for broadband access outside of Italy (160,000 as of December 31, 2003).

•	TIM continued to consolidate its role during 2004. TIM International’s presence is now primarily concentrated in Latin America and in the Mediterranean Basin. In December 2004, in addition to customers in Italy, TIM had more than 27.5 million total managed lines in its subsidiaries abroad (including minorities) after giving effect to the proposed sales of TIM Hellas and Digitel.

As discussed under “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.8 Updated Targets and Strategy”, we have established certain targets for the 2005—2007 period including compound annual revenue growth over the period of 4-6% and compound annual growth in operating income of 7-9% in each case assuming no changes in the scope of consolidation and exchange rate impacts. Our ability to achieve these targets will be dependent on maintaining our existing competitive position and successfully growing our revenues with value added services and in our targeted international markets. See “Item 3. Key Information—3.1 Risk Factors”. To achieve these goals our capital expenditures will be focused on investments in innovative, value added services and our targeted international investments. See “Item 5—5.7 Liquidity and Capital Resources—5.7.3 Capital

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Expenditures”. We anticipate that our revenue mix will, as a result, continue to change over time, as the continuing competitive pressures in our core voice markets persist (wireline and mobile).

The following table sets forth our Italian GAAP statement of operations for the years ended December 31, 2002, 2003 and 2004.

	2002	2003	2004
	(millions of Euro)
Operating revenues	31,408	30,850	31,237
Other income	504	345	315

Total revenues	31,912	31,195	31,552

Cost of materials	2,315	2,081	2,414
Salaries and social security contributions	4,737	4,303	4,045
Depreciation and amortization	7,227	6,779	6,646
Other external charges	12,188	11,934	12,014
Changes in inventories	62	114	(25)
Capitalized internal construction costs	(675)	(805)	(742)

Total operating expenses	25,854	24,406	24,352

Operating income	6,058	6,789	7,200

Financial income	1,569	992	1,381
Financial expense	(4,647)	(3,256)	(3,215)
Of which write-downs and equity in affiliated and other companies, net	(487)	(91)	(30)
Other income and (expense), net	(5,496)	(1,083)	(410)

Income (loss) before income taxes and minority interests	(2,516)	3,442	4,956
Income taxes	2,210	(1,014)	(3,054)

Net income (loss) before minority interests	(306)	2,428	1,902
Minority interests	(467)	(1,236)	(1,121)

Net income (loss)	(773)	1,192	781

5.6.4    BUSINESS UNIT FINANCIAL DATA

We operate predominantly in Italy and our core business is focused on domestic and international telecommunications services.

The table below sets forth the gross operating revenues, operating income and certain other data for our Business Units/Corporate Functions, for the last three years:

		Wireline (2)	Mobile (3)	South America (4)	Internet and Media (5)	IT Market (2)(6)	IT Group (2)		Olivetti Tecnost (7)	Sub-total	Other activities and eliminations (2)(4)(8)		Consolidated Total
(millions of Euro, except number of employees)
Gross operating revenues	2004 2003(1) 2002(1)	17,571 17,216 17,047	12,900 11,782 10,867	1,076 1,111 1,405	597 1,297 1,991	729 891 1,039	965 1,100 996		601 655 914	34,439 34,052 34,259	(3,202 (3,202 (2,851	) ) )	31,237 30,850 31,408

Operating income	2004 2003(1) 2002(1)	5,199 4,969 4,677	4,073 3,786 3,358	121 145 154	(89 63 232)	36 58 64	(67 (36 (40	) ) )	21 2 4	9,294 8,987 8,449	(2,094 (2,198 (2,391	) ) )	7,200 6,789 6,058

Capital expenditures	2004 2003(1) 2002(1)	2,201 2,302 2,475	2,490 1,957 1,715	157 129 214	62 102 81	25 30 39	180 174 149		15 20 35	5,130 4,714 4,708	205 180 193		5,335 4,894 4,901

Number of employees at the year end	2004 2003(1) 2002(1)	50,383 50,766 53,935	20,361 18,888 18,702	5,080 4,953 5,403	1,805 2,029 7,715	4,131 4,827 5,506	3,160 4,107 5,039		2,108 2,395 4,527	87,028 87,965 100,827	4,337 5,222 5,793		91,365 93,187 106,620

(1)	The data relating to 2003 and 2002 have been reclassified and presented consistent with the 2004 presentation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

(2)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(3)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

(4)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other activities.

On January 24, 2005 Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A.. The transaction closed on March 29, 2005.

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

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(6)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(7)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(8)	The data include the operations of the International Affairs Corporate Function, TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

5.6.5    YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

❖	CONSOLIDATED OPERATING REVENUES

Our consolidated operating revenues increased by 1.3% in 2004 compared to 2003 from €30,850 million in 2003 to €31,237 million in 2004. Organic growth was 4.9% (€1,457 million), excluding the negative effect of changes in exchange rates (€175 million, of which €150 million was attributable to the Latin American telecommunication companies of the Mobile Business Unit) and the effect of the change in the scope of consolidation (€895 million, of which €703 million related to the sale in August 2003 of New SEAT).

Organic growth in operating revenues was largely due to the following:

•	a significant increase in the revenues of the Mobile Business Unit (€1,268 million), which were driven by the positive trend in the domestic market (€474 million) as well as the positive contribution of international activities;

•	an increase in the revenues of the Wireline Business Unit (€303 million), largely attributable to the success of efforts to develop the Broadband market and innovative services—in particular Web services— together with efforts to defend our position in the core wireline market and enhance the range of wholesale services;

•	an increase in the revenues of the Internet and Media Business Unit (€76 million) and Olivetti Tecnost Business Unit (€15 million).

These increases were offset in part by:

•	a decrease in the revenues of the IT Market Business Unit (€99 million) as a result of recording non recurring sales in 2003 on an important contract relating to the Telcal project and of the wireline/integrated companies in South America (€41 million) mainly attributable to the Entel Chile Group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and Corporate Function and the percentage contribution of such Business Unit and Corporate Function to our consolidated operating revenues.

	Year ended December 31,
	2003(1)			2004
	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Wireline(4)	17,216	15,364	49.8%	17,571	15,761	50.5%
Mobile(5)	11,782	11,562	37.5%	12,900	12,634	40.4%
South America(6)	1,111	1,102	3.6%	1,076	1,068	3.4%
Internet and Media(7)	1,297	1,122	3.6%	597	404	1.3%
IT Market(4)(8)	891	804	2.6%	729	682	2.2%
IT Group(4)	1,100	41	0.1%	965	22	0.1%
Olivetti Tecnost(9)	655	637	2.1%	601	544	1.7%
Other activities (4)(6)(10)	1,141	218	0.7%	1,181	122	0.4%

Total operating revenues	35,193	30,850	100.0%	35,620	31,237	100.0%

(1)	The data relating to 2003 has been reclassified and presented consistent with the 2004 presentation.

(2)	Gross operating revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(4)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Function. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(5)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

(6)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other activities.

On January 24, 2005 Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A.. The transaction closed on March 29, 2005.

(7)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(8)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(9)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(10)	The data include the operations of the International Affairs Corporate Function, TILab, as well as the financial companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area and the percentage of total consolidated operating revenues:

	Year ended December 31,
Geographic Area	2003		2004
	(millions of Euro, except percentages)
Italy	24,811	80.5%	24,608	78.8%
Rest of Europe	2,478	8.0%	2,588	8.3%
North America	589	1.9%	537	1.7%
Central and South America	2,566	8.3%	3,118	10.0%
Australia, Africa and Asia	406	1.3%	386	1.2%

Total consolidated operating revenues	30,850	100.0%	31,237	100.0%

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated operating revenues.

	Year ended December 31,
	2003		2004
	(millions of Euro, except percentages)
Cost of materials	2,081	6.7%	2,414	7.7%
Other external charges	11,934	38.7%	12,014	38.5%
Personnel costs (salaries and social security contributions)	4,303	13.9%	4,045	12.9%
Changes in inventories	114	0.4%	(25)	(0.1)%
Capitalized internal construction costs	(805)	(2.6)%	(742)	(2.4)%
Depreciation and amortization	6,779	22.0%	6,646	21.3%

Total operating expenses	24,406	79.1%	24,352	77.9%

Our operating expenses decreased by €54 million in 2004 compared to 2003. The decrease was mainly attributable to lower personnel costs, and lower depreciation of tangible assets and amortization of intangible assets (including goodwill) partially offset by the increase in the cost of materials.

As a percentage of our operating revenues, operating expenses represented 79.1% and 77.9% in 2003 and 2004, respectively.

❖	COST OF MATERIALS

Cost of materials increased by €333 million or 16.0% in 2004 compared to 2003, as a consequence of Christmas advertising campaigns for Mobile and Wireline Business Units and the acquisition of increased numbers of the Aladino cordless phone and videophone to meet customer demand.

❖	OTHER EXTERNAL CHARGES

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2003	2004
	(millions of Euro)
Costs of external services rendered	9,684	9,857
Rents and lease payments	1,156	1,087
Provision for bad debts	471	275
Provision for risks	70	74
Write-downs of tangible and intangible fixed assets	6	5
Regulatory license fees	62	103
Other provisions and operating charges	485	613

Total other external charges	11,934	12,014

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Other external charges increased by €80 million or 0.7% in 2004 compared to 2003. These charges include costs of external services rendered, write-downs of tangible and intangible fixed assets, provision for bad debts, rents and lease payments, telecommunications license fees and other provisions and operating charges.

•	Costs of external services rendered increased by €173 million or 1.8% in 2004 compared to 2003. The increase was principally due to higher costs to operate and develop mobile telecommunications (including the start-up of GSM services in Brazil) and Wireline telecommunications, partly offset by the change in the scope of consolidation due to the sale of New Seat.

•	Provision for bad debts declined by €196 million or 41.6% in 2004 compared to 2003. The provision for bad debts is made to write-down receivables to their expected present realizable value.

•	Regulatory license fees (which include fees paid for TLC licenses) increased by €41 million or 66.1% in 2004 compared to 2003.

•	Other provisions and operating charges which included losses on disposals and write-offs of tangible and intangible fixed assets (€23 million in 2004 compared to €18 million in 2003) and taxes other than income taxes (€145 million in 2004 against €128 million in 2003), increased by 26.4% in 2004 compared to 2003.

❖	PERSONNEL COSTS

Personnel costs (salaries and social security contributions) decreased by €258 million or 6.0% from €4,303 million in 2003 to €4,045 million in 2004. The decrease was mainly due to the following:

•	a reduction in employee costs following layoffs at the Company; and

•	changes in the scope of consolidation.

As a percentage of the Telecom Italia Group’s operating revenues, personnel costs declined to 12.9% in 2004 compared to 13.9% in 2003. Employees at December 31, 2004 numbered 91,365 (93,187 as of December 31, 2003). The breakdown is as follows:

	As of December 31,
	2003	2004
Italy	78,069	75,034
Abroad	15,118	16,331

Total employees	93,187	91,365

The reduction of 1,822 employees, compared to December 31, 2003, is mainly attributable to the following factors:

•	an increase of 290 employees due to turnover (balance between 6,818 hirings and 6,528 terminations) primarily related to hirings in Telecontact, a call center company in the Wireline Business Unit (an increase of 882 employees) and, outside of Italy, primarily due to an increase in employees in the mobile Brazilian companies; and

•	a decrease of 2,112 employees due to changes in the scope of consolidation mainly due to outsourcing to third-party companies of the “Document Management” activities (a decrease of 257 employees of Telecom Italia S.p.A. and Emsa Servizi), “Maintenance and environment services” (a decrease of 437 employees of Telecom Italia S.p.A. and Emsa Servizi), and “Industries and Services” (a decrease of 201 employees of IT Telecom S.p.A.) as well as the sale of the Webegg group (a decrease of 662 employees), of Atesia (a decrease of 99 employees), of CIPI and of the GPP group (a decrease of 311 employees).

In 1992, the Italian government enacted a law that required that Old Telecom Italia ensure that all personnel employed as of February 20, 1992 be covered by the Fondo Previdenza Telefonici (“FPT”), for the entire retirement benefit amount, including amounts due by any prior employment in related companies. The contributions to cover these costs were computed by INPS (the Italian Social Security Authority) and are to be paid in 15 equal annual deferred installments. A subsequent law required that, for financial statement reporting purposes, this liability had to be accounted for on a cash basis, which also matched the allowable tax deductibility of the payments.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Upon the acquisition of the controlling interest of Old Telecom Italia by Olivetti in 1999, the liability was estimated in the development of the acquisition price paid (i.e., the fair value of the assets acquired and liabilities assumed). At the time, the liability estimated by management was lower than that described by INPS, for a variety of reasons. Therefore, in recording the liability, the lower amount of the estimated range of the liability was recorded in the purchase accounting.

We have continued to debate the merits of the INPS valuation, with the issue still being considered in the Italian court system. As of December 31, 2004 the total liability of €718 million recorded in the consolidated financial statements is net of the payments made to date to INPS to fund the liability, as required by the 1992 law. See also Notes 14 and 18 of Notes to the Consolidated Financial Statements included elsewhere herein.

❖	CAPITALIZED INTERNAL CONSTRUCTION COSTS

Capitalized internal construction costs represent sales of equipment, installations and services at market prices by Telecom Italia Group companies, principally to Telecom Italia and TIM. Capitalized internal construction costs decreased by €63 million or 7.8% from €805 million in 2003 to €742 million in 2004; such decrease was principally due to lower levels of capital expenditures spent on products and services purchased from subsidiaries, mainly software products.

❖	DEPRECIATION AND AMORTIZATION

Depreciation and amortization which was recorded on a straight line basis over the estimated useful lives of the assets, decreased by €133 million or 2.0% from €6,779 million in 2003 to €6,646 million in 2004.

Depreciation of tangible fixed assets decreased by €140 million or 3.8% from €3,670 million in 2003 to €3,530 million in 2004 mainly as a result of a lower amount of depreciable assets.

Amortization of intangible assets increased by €7 million or 0.2% from €3,109 million in 2003 to €3,116 million in 2004 as a result of the following:

•	amortization of goodwill decreased by €277 million or 15.1% from €1,835 million in 2003 to €1,558 million in 2004. The decrease in amortization of goodwill was mainly due to the sale of New Seat and the write-downs made in 2003;

partially offset by:

•	higher amortization of TIM’s UMTS license (€134 million).

At December 31, 2004, goodwill decreased by €1,504 million or 5.5% (from €27,145 million as of December 31, 2003 to €25,641 million as of December 31, 2004). The decrease in goodwill was due to:

•	additional goodwill (€324 million) recorded following the agreement between Telecom Italia Media and De Agostini group concerning the acquisition of a 40% stake in Finanziaria Web that was subsequently written-down by €282 million;

•	additional goodwill (€95 million) recorded following the acquisition of the residual stake of Digitel, a Venezuelan company; and

•	the consolidation of TIM’s shares previously classified as current assets, which resulted in the recording of additional goodwill equal to €178 million. Such shares, held by the Parent company, were classified as current assets until December 2004, the date of the announcement of the cash tender offer for TIM’s shares and the merger plan of TIM into Telecom Italia;

more than offset by:

•	amortization of goodwill (€1,558 million); and

•	write-downs during the period (€460 million, of which €282 million related to Finanziaria Web, €162 million related to Entel Chile, €9 million related to MED 1 and €7 million related to Blah!).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

❖	OPERATING INCOME

The table below sets forth, for the periods indicated, our operating income (total revenues less total operating expenses, including depreciation and amortization and other charges).

	Year ended December 31,
	2003	2004
	(millions of Euro)
Operating income	6,789	7,200

Our operating income increased by €411 million or 6.1% in 2004 compared to 2003. Organic growth in operating income grew by 9.3% (€610 million). The growth in operating income was mainly due to the Mobile Business Unit (an increase of €285 million), the Wireline Business Unit (€251 million) and the Internet & Media Business Unit (€25 million).

As a percentage of operating revenues, operating income increased from 22.0% in 2003 to 23.0% in 2004.

❖	FINANCIAL INCOME, FINANCIAL EXPENSE, AND OTHER INCOME AND EXPENSE, NET

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2003	2004
	(millions of Euro)
Financial income	992	1,381
Financial expense	(3,256)	(3,215)
of which write-downs and equity in affiliated and other companies, net	(91)	(30)
Other income and (expense), net	(1,083)	(410)

Total financial expense, net and other income and expense, net	(3,347)	(2,244)

Total financial expense, net and other income and expense, net decreased from a net expense of €3,347 million in 2003 to a net expense of €2,244 million in 2004, a 33.0% decrease.

Financial income (which includes interest and other income on securities, interest income from banks, affiliated and other companies, customers and gain on foreign exchange as well as certain other miscellaneous income, including income on hedging contracts) increased by €389 million or 39.2%. Such increase was principally due to the following factors:

•	an increase of €285 million relating to gain on foreign exchange (both realized and unrealized) from €159 million in 2003 to €444 million in 2004; and

•	an increase of €99 million on equity investments, from €17 million in 2003 to €116 million in 2004; such increase included €62 million of gains on the sale, in January 2004, of the remaining stake in Telekom Austria, €24 million from the release to income of the remaining portion of the gain on the sale, in 2002, of Mobilkom Austria to Telekom Austria itself and €10 million of dividends on TIM shares classified as current assets.

We record monetary assets and liabilities denominated in foreign currencies at the exchange rate in effect at the date of the transaction. We remeasure such assets and liabilities at the prevailing exchange rate on each balance sheet date with unrealized gains included in financial income.

Financial expense (which includes interest expense on financial indebtedness foreign exchange losses and income or loss from equity investees) in the year ended December 31, 2004 decreased by €41 million, as a result mainly of the following:

•	the decrease of €115 million in interest expense, from €2,173 million in 2003 to €2,058 million in 2004, mainly due to the expenses and commissions connected with the Merger of Old Telecom Italia and Olivetti (€98 million) recorded in 2003;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	the increase of €302 million of losses on foreign exchange (both realized and unrealized) which were negatively impacted by the effect of exchange rate fluctuation on the operations in South America;

•	the decrease of €61 million in net write-downs and equity in affiliated and other companies (€91 million in 2003 compared to €30 million in 2004), mainly as a result of the valuation adjustments to the Telecom Italia Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €18 million compared to a loss of €78 million in 2003, of which €96 million was due to Sky Italia); and

•	the decrease of €111 million in other financial expenses which was mainly due to the charges (€236 million in 2003) relating to the put/call options with J.P. Morgan that were exercised early in August 2003 on the Seat Pagine Gialle shares.

Other income and expense, net decreased from a net expense of €1,083 million in 2003 to a net expense of €410 million in 2004. This decrease (€673 million) was mainly due to the reduction in provisions and write-downs of goodwill and equity investments of €298 million compared to 2003, the reduction of restructuring costs of €91 million compared to 2003, the decrease in charges required under Law no. 58/1992 relating to pension expense (€321 million) and the increase in gains on the disposal of equity investments as well as tangible and intangible fixed assets (€85 million), as described below.

In 2004, provisions and write-downs of goodwill and equity investments amounted to €581 million and consisted mainly of the following:

•	€282 million related to the contractual acquisition of a 40% equity interest in Finanziaria Web (which owns 66% of Matrix) from De Agostini, representing the difference between the purchase price of €325 million and the underlying fair value of assets acquired of €43 million;

•	€162 million for the write-down of goodwill on Entel Chile based on the estimated fair value of the entity;

•	€27 million relating to Finsiel to adjust the net book value of the business to its estimated fair value following the entering into a preliminary agreement to sell; and

•	€19 million relating to provision for corporate-related transactions.

In 2003, provisions and write-downs of goodwill and equity investments amounted to €879 million and consisted of the following:

•	€348 million for the write-down of goodwill on Telecom Italia Media;

•	€195 million for the write-down of goodwill on Entel Chile following the implementation of restructuring and reorganization plans;

•	€132 million for the write-down of goodwill on Digitel, in view of the persisting difficult macroeconomic environment in which the company operates;

•	€42 million attributable to the write-down of goodwill on EPIClink in respect of the start of the process to strategically reposition the company within the Group;

•	€59 million related to the dispute with minority shareholders of Digitel;

•	€37 million for the write-down of goodwill related to other minor companies;

•	€36 million related to provisions for risks and other charges on investments; and

•	€30 million paid to Mirror in connection with the realization of a lower sale price of the investment in Inmarsat compared to the value assigned in 2001 when such investment was sold by Telecom Italia to Mirror.

Restructuring costs are related to expenses and provisions for employee cutbacks and layoffs.

In 2004, the charges required under Law No. 58/1992, related to the social security coverage for employees under the former “Telephone Employees Pension Fund” (FPT), represent the interest accrued on the liability for the period which, in 2004, amounted to €66 million. In 2003, the charge of €387 million, includes €315 million related to redetermination of the liability and €72 million for the related accrued interest.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

In 2004, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €190 million and comprised €85 million deriving from the sale of the entire stake held in Mirror International Holding S.a.r.l., the company to which the investments in the satellite consortia had previously been transferred. In 2003, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €105 million.

In 2004, “other, net” (€229 million net income) included:

•	income of €621 million relating to the reimbursement of the TLC license fee paid for the year 1999, following the decision of the Administrative Court (TAR) of Lazio which annulled the Ministry Decree of March 21, 2000 requiring payment of an annual license fee to be paid by telecommunication operators in accordance with Italian Law No.448/1998;

•	income of €366 million mainly arising from the release of provision for risks of €177 million (of which €109 million related to the Brazilian subsidiary TIM Celular), and adjustments to prior period provisions and other extraordinary income of €189 million;

•	€156 million of prior period expenses and other extraordinary expenses;

•	expenses of €158 million for the reorganization of the investments held by the Telecom Italia Group in the Mediterranean Nautilus group and in the Med 1 group, based on an agreement with the minority shareholders of Med S.A., Med Ltd and Med 1 to resolve certain conflicting positions with respect to certain put rights of MED S.A. and Telecom Italia, respectively, on 49% of Med Ltd and Med 1 shares, and to resolve the arbitration proceedings set into motion in Luxembourg by the Fishman group (FTT) aimed at restitution of the sums paid to the Telecom Italia Group in 2000 for the purchase by FTT of 30% of MED S.A.. The preliminary agreement calls for the buy-back of all the minority shares in Med Ltd and in Med 1, which would allow Telecom Italia to strengthen its presence in the IP services and wholesale data sector in the eastern Mediterranean area;

•	€121 million for the write-offs of receivables balances;

•	a charge of €152 million relating to the provision for risks for the sanction levied on Telecom Italia by the Antitrust Authority for the alleged abuse of a dominant position;

•	a charge of €100 million for provisions and write-downs of tangible and intangible fixed assets made by Latin American Nautilus group (€56 million), Entel Chile group (€11 million), and other minor companies (€33 million);

•	€42 million of expenses connected with the TIM Acquisition;

•	€37 million of expenses recorded by Telecom Italia for damages caused to the company’s assets as a result of natural events or brought about by third parties;

•	€31 million of indirect and prior period tax expenses;

•	expenses of €27 million related principally to adjustment of prior years’ interconnection charges; and

•	€16 million of losses on the disposal of tangible and intangible fixed assets.

In 2003, “other, net” (€351 million net income) included:

•	income of €1,465 million from the reversal of liabilities and reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice;

•	€237 million of losses on the disposal of equity investments, tangible and intangible fixed assets (of which €195 million was due to losses on the sale of the entire stake held in New SEAT after the spin-off);

•	€74 million of expenses connected with the spin-off and sale of New SEAT;

•	a charge of €55 million representing the contractual settlement with Pagine Italia of the agreement to purchase the Pagine Utili business segment which was terminated following the sale of New SEAT;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	a charge of €56 million to adjust the estimated value of unused prepaid telephone cards resulting from improvements in technical data collection procedures;

•	a charge of €35 million for the recognition of liabilities referring to prior years on interconnection issues, following clarifications by the regulatory agencies and verifications with the operators involved;

•	a charge of €295 million for the provisions and write-downs of tangible and intangible fixed assets made by the Latin American Nautilus group (€235 million), Telecom Italia Learning Service (€27 million), EPIClink (€15 million) and other minor companies (€18 million);

•	€118 million of expenses connected with the Merger principally in respect of fees for advisors, legal and tax consultants, technical experts and expenses for banking charges;

•	€48 million of indirect and prior period tax expense mainly related to the cost of the tax amnesty not covered by the reserve for income taxes;

•	€49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002;

•	€33 million for prior year’s adjustments to income taxes; and

•	€100 million of other expenses net, which included write-offs of receivable balances, net of release of reserves, and other miscellaneous income and expense.

❖	INCOME TAXES

In 2004, income tax expense of €3,054 million was recognized (compared to an expense of €1,014 million in 2003) as a result of a current income tax expense of €1,579 million and a deferred income tax expense of €1,475 million. The 2004 income tax expense represented an effective tax rate of 62% compared with the statutory rate of 33%. For further details about the reconciliation between the Telecom Italia Group’s statutory tax rate and the effective tax rate, please see “Notes to Consolidated Financial Statements: Note 24—Income Taxes”.

The 2004 increase in income taxes of €2,040 million was due to increased profitability and the effect of €230 million of taxes related to the reversal of the TLC license fees (€621 million) and to non-recurring deferred tax assets having been recorded in 2003 (euro 1,266 million) which significantly reduced income taxes in that year.

In 2003, an income tax expense of €1,014 million was recognized as a result of a current income tax expense of €1,886 million and a deferred income tax benefit of €872 million. The 2003 income tax expense represented an effective tax rate of 29% compared with a statutory rate of 34%.

❖	NET INCOME (LOSS)

Net income (loss) before minority interests decreased by €526 million or 21.7% from €2,428 million in 2003 to net income of €1,902 million in 2004. In 2004, the decrease in net income before minority interests was principally due to the significant increase in income taxes (€2,040 million) partly offset by the increase in operating income and the improvement in other expense, net. In 2004 net income after minority interests was €781 million compared to a net income after minority interests of €1,192 million in 2003. Minority interests decreased by €115 million (from €1,236 million in 2003 to €1,121 million in 2004) despite higher earnings at TIM due to certain consolidation adjustments relating to TIM which reduced TIM’s overall contribution to Telecom Italia Group’s consolidated net income.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

5.6.6    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2003.

❖	WIRELINE

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
	2003	2004
	(millions of Euro, except percentages and employees)
Wireline
Gross operating revenues	17,216	17,571

Operating income	4,969	5,199

% of gross operating revenues	28.9	29.6

Number of employees at year-end	50,766	50,383

The following table sets forth for the periods indicated certain statistical data for Wireline.

	Year ended December 31,
	2003	2004
Subscription and Customers:
Subscriber fixed lines at period-end in Italy (thousands)(1)	26,596	25,957
Subscriber fixed line growth per annum in Italy (%)	(2.0)	(2.4)
ISDN equivalent lines at period-end in Italy (thousands)(2)	6,027	5,805
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	2,200	4,430
Voice Offers in Italy—(thousands)(4)	5,547	5,883
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billion of minutes)	226.6	216.8
of which:
National(5)	215.2	203.9
International(6)	11.4	12.9
Retail Traffic(7):
Average minutes of use per fixed line subscriber in Italy during period(8)	4,127	3,935
of which:
Local traffic during period (in average minutes)(9)	2,971	2,749
Long distance traffic during period (domestic and international) (in average minutes)	1,156	1,186

(1)	Data include multiple lines for ISDN and excludes internal lines.

(2)	Data exclude internal lines.

(3)	Number of contracts.

(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.

(5)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.

(6)	Data include international retail outgoing traffic and total international wholesale traffic.

(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.

(8)	Includes total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(9)	Includes district and Internet dial-up traffic.

The Wireline Business Unit accounted for gross operating revenues of €17,571 million in 2004 and €17,216 million in 2003, an increase of €355 million, or 2.1%. The increase in revenues in 2004 confirmed the trend of the prior year. This positive performance was achieved largely as the result of the success of efforts to develop the Broadband market and innovative services, particularly Web services, together with efforts to defend the core wireline market for telephone services and enhance the range of wholesale services.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Wireline tracks gross operating revenues in the following business areas: retail telephone, retail Internet, data business, retail value added serves (VAS) and wholesale services.

Retail Telephone.    Revenues from Retail Telephone were €10,267 million in 2004, a slight decrease of €67 million, or 0.6% from €10,334 million in 2003. Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN). Retail telephone revenues consist mainly of traffic revenues and fee revenues: traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance.

The Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions. During 2004 Telecom Italia’s traffic packages and retention strategies resulted in limited revenues losses while its market share on traffic volumes remained stable: Telecom Italia’s market share on traffic volumes at December 31, 2004 was 73.1% compared with 73.2% at December 31, 2003.

The stability in market share reflects retention and loyalty policies supported by Teleconomy and Hellò offers, combined with selective marketing strategies for high value customers. The strategy of building customer loyalty continues to be the primary aim of the marketing strategy. This takes the form of enhancing the portfolio of flat rate plans by adding attractive new features and launching the new Tutto 4* and Chat SMS packages, which, at the end of 2004, had reached 7,813,300 customers (of which flat rate plans accounted for 5,883,300). Flat Voice Offers (Teleconomy offers and other business customized offers) had more than 5.9 million users at the end of 2004 compared to 5.5 million users at the end of 2003 and 5.2 million users at the end of 2002. This was possible partly due to the evolution of innovative handsets, namely the Aladino cordless range of telephones, which provide users with an increasing variety of functions that can support innovative services, and videophones. At the end of 2004 1,555,000 units of the innovative phone portfolio had been sold or leased.

Retail Internet.    Revenues from Retail Internet amounted to €987 million in 2004, an increase of €251 million, or 34.1% (€736 million in 2003). Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues. The revenue mix changed in 2004. Revenues from ADSL were approximately €590 million, increasing strongly by 108% over 2003 (€283 million in 2003), mainly due to the larger customer base while revenues from Internet dial-up traffic decreased due to migration to Internet connections using broadband access.

Data Business.    Revenues from Data Business (Data services, Leased Lines for retail customers and Data Equipment) were €1,540 million in 2004, an increase of 2.0% over 2003 (€1,510 million in 2003). Data services consist primarily of data transmission and network services for business customers and residential customers. Revenues from data services are included primarily in fixed subscription and connection fees. The growth in services revenues was driven mainly by innovative data services increasing by more than 20% (€624 million in 2004 compared to €520 million in 2003); revenues from Data equipment were €298 million in 2004 (€246 million in 2003, an increase of 21.1%).

Revenues from traditional Data services decreased due to customer migration to broadband services, from €337 million in 2003 to €274 million in 2004. Leased Lines decreased due to similar migration from €407 million in 2003 to €343 million in 2004.

Retail Value Added Services (VAS).    VAS consist of new services for all Wireline customers such as web Services, Outsourcing and Security for Business customers and 4* (easy access to a large number of services), SMS (from fixed telephones), Memotel (centralized mail box) and “Chi è” (identification of calling number) for residential customers.

Revenues from VAS were €1,070 million in 2004, a decrease of €60 million or 5.3% over 2003 (€1,130 million). The revenue decrease is attributable to new pricing regulations adopted by regulatory authorities for certain premium services partly offset by significant growth in innovative VAS (web services, 4*, etc) which increased by 23.0% from €647 million in 2003 to €796 million in 2004 mainly due to the positive trend of web services (an increase of €102 million or 51.8%).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Wholesale Services.    Revenues from Wholesale Services were €3,329 million in 2004, an increase of 1.9% compared to 2003 (€3,268 million in 2003). Wholesale consists of national and international services to other domestic and international telecommunications operators. Domestic Wholesale Services increased by €6 million due to growth in revenues from Broadband and other services which more than offset price reductions in leased lines and interconnection services. International Wholesale Services increased by €55 million due to growth in traffic volumes (approximately 1.3 billion minutes or 13.8%), particularly in traffic carried for other operators.

In 2004 total Wireline traffic revenues decreased from €7,948 million in 2003 to €7,743 million in 2004 due to a reduction of €330 million attributable to retail traffic offset in part by an increase of €125 million attributable to wholesale traffic. The decrease in retail traffic is a result of:

•	commercial policies aimed at customer retention with offers (mainly Teleconomy) which provide discounted tariffs with a monthly fee; offset in part by growth in innovative traffic, Value Added Services, data and ADSL traffic, boosted by the success of Alice offers (ADSL access for mass market) that is now replacing traditional Internet traffic (Internet dial-up traffic);

•	fall in traditional traffic (Voice and Internet dial-up traffic) due to continued price reductions, pushed by competition and by retention policies; and

•	reductions in volume of Internet dial-up traffic due to the increasing popularity of ADSL.

Despite total volume decreases, revenues in wholesale domestic traffic increased mainly due to transit traffic carried for other operators due to higher prices charged to some important OLOs for call termination; revenues from international wholesale traffic increased as well due to growth in traffic volumes, especially in traffic carried.

The number of subscriber fixed lines in Italy decreased by 2.4% to 25,957 thousand as of December 31, 2004 (26,596 thousand as of December 31, 2003) representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 47% at December 31, 2004. The decrease in fixed lines is due to the substitution of fixed lines with mobile lines and the replacement of ISDN lines with ADSL lines. Such decrease takes into account the number of ISDN lines (5,805,000 lines at the end of 2004 compared to 6,027,000 lines at the end of 2003 and 5,756,000 lines at the end of 2002). Lines include approximately 17.7 million residential lines (including multiple lines for ISDN), approximately 8.0 million business lines (including multiple lines for ISDN), and approximately 230,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2004, Wireline had contracts in Italy for approximately 4,010,000 broadband points of access (2,040,000 at the end of 2003 and 850,000 at the end of 2002) with approximately 895,000 wholesale points of access (536,000 at the end of 2003 and 220,000 at the end of 2002) and 3,115,000 retail market points of access (1,504,000 at the end of 2003 and 630,000 at the end of 2002). The growth is attributable to the success of various tariff structures geared to the Mass Market (Alice) and to business customers.

During 2004 Telecom Italia enlarged the activities of its “International Broadband” project in Europe. The Wireline Business Unit intends to offer access to innovative broadband services in the main European countries, leveraging on its know-how and technological assets, beginning with France and Germany. As of December 31, 2004, Wireline had approximately 420,000 contracts for broadband access outside of Italy (160,000 as of December 31, 2003).

The contribution of the Wireline Business Unit to our consolidated operating revenues amounted to €15,364 million in 2003 and €15,761 million in 2004.

Operating income increased by €230 million, or 4.6%, from €4,969 million in 2003 to €5,199 million in 2004, due to significant reductions in personnel costs and overhead expenses, as the result of an efficiency plan that brought savings in discretionary operating expenses, and a significant reduction in depreciation and amortization and provision charges.

Operating margin increased to 29.6% in 2004 compared with 28.9% in 2003.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

❖	MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2003	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	11,782	12,900

Operating income	3,786	4,073

% of gross operating revenues	32.1	31.6

Number of employees at year-end	18,888	20,361

The following table sets forth for the periods indicated, certain domestic Italian statistical data for TIM.

	Year ended December 31,
	2003	2004
TIM lines at period-end (thousands)(1)	26,076	26,259
TIM lines growth per annum (%)	3.1	0.7
Average revenue per mobile line per month (€)(2)	29.1	30.0
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	45.3	45.5
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	99.2	109.0
Total mobile outgoing traffic per month (millions of minutes)	2,090	2,211

(1)	Includes lines of TACS and GSM services, including Prepaid Customers and excludes the “silent” lines.

(2)	Including Prepaid Card revenues and non–TIM customer traffic revenues and excluding equipment sales.

Gross operating revenues from mobile services increased by 9.5% in 2004 compared to 2003, despite the impact of adverse exchange rates which affected certain companies operating in the Mobile Business Unit in Latin America, in particular Venezuela and Brazil. Excluding the effect of changes in exchange rates, organic growth in revenues would have been 10.9% compared to 2003.

This increase was primarily due to TIM’s performance in the Italian market (an increase of 5.0%), despite increasing competition, and was mainly attributable to an increase in revenues relating to value added services, as well as the positive performance of Brazil despite negative exchange rate impact (an increase of 49.9%, excluding the effect of changes in exchange rates).

The contribution of the Mobile Business Unit to our consolidated operating revenues was €11,562 million in 2003 and €12,634 million in 2004.

Operating income was €4,073 million in 2004, an increase of €287 million, or 7.6%, compared to 2003. Operating margin decreased from 32.1% in 2003 to 31.6% in 2004.

TIM (Parent Company)

TIM had operating revenues in 2004 of €9,943 million, an increase of 5.0% over 2003 revenues of €9,469 million. Revenues from traffic in 2004 were €7,193 million, an increase of 1.3% over 2003. Revenues from VAS were €1,256 million, an increase of 22.2% over 2003. The impact of lower prices was more than offset by greater traffic in minute terms (an increase of 7.3% in 2004 compared to 2003).

TIM lines increased to 26,259 thousand lines at December 31, 2004, a 0.7% increase compared to December 31, 2003. TIM’s total GSM and UMTS lines increased by 2.1% in 2004, to 26,035 thousand lines at December 31, 2004, while TIM’s total TACS lines decreased by 61.0% in 2004, to 224,000 lines at December 31, 2004, in each case compared to December 31, 2003. Due to the termination of the TACS services by the end of 2005 and implementation of mobile number portability, customer transfer to the GSM and UMTS service is in progress.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Approximately 99.1% of TIM’s lines are now GSM or UMTS lines. The continuing growth in GSM/UMTS lines was attributable principally to the confirmation of the importance of the GSM TIM Card (a prepaid rechargeable GSM card), which had 23,031 thousand lines by December 31, 2004 compared to 22,906 thousand lines at December 31, 2003. Prepaid lines (GSM/UMTS and TACS) grew by 0.1% in 2004.

At December 31, 2004, TIM had a market share in Italy of approximately 42% (including TACS and GSM/UMTS) compared to the approximately 46% at December 31, 2003, and a market share of approximately 41.4% for GSM/UMTS only compared to 45.3% in 2003. The overall market grew by 10.8% in 2004 from approximately 57 million lines at the end of 2003 to 63.2 million lines at the end of 2004. The aggregate number of customers at December 31, 2004 for TIM’s analog and GSM services represented a penetration rate of 45.5% compared to 45.3% at December 31, 2003. In 2004, TIM had a 8.2% market share of net additional GSM/UMTS lines, corresponding to 0.5 million of net lines, compared to 1.5 million for Vodafone Omnitel, 2.2 million for Wind and the remaining 2.3 million attributable to H3G(3).

It should be noted that TIM’s figures do not include 688,000 “silent” lines in order to ensure greater consistency between the number of lines managed and business development. Also TIM is the only operator in Italy that reports the customer base figure net of those lines.

In 2004, TIM traffic volumes increased by 7.3% in terms of minutes when compared to 2003 and mobile traffic revenues increased by 1.3% in 2004 compared to 2003 (€7,193 million in 2004 against €7,099 million in 2003). The growth in revenues was also due to the net increase in lines (up 0.7% compared to 2003) and mainly to the higher impact of VAS revenues. The average monthly revenue per mobile line (ARPU) (which includes traffic and VAS revenues) increased from approximately €29.1 in 2003 to €30.0 in 2004 (including service revenues from non TIM clients).

TIM revenues from equipment sales increased by 17.3% in 2004 compared to 2003 (€570 million against €486 million in 2003). In particular handset volumes increased by 22% due to the summer and Christmas campaignes and the launch of EDGE/UMTS services.

Mobile subscription fees decreased by 16.6% in 2004 compared to 2003 (€131 million in 2004 against €157 million in 2003) due to a change in contractual conditions, in order to reach a rebalancing among subscription fees and tariffs.

TIM revenues from Value Added Services (VAS) (€1,256 million in 2004) increased by 22.2% compared to 2003. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 13.4% of services revenues and 12.6% of total revenues in 2004, compared to 11.4% and 10.9%, respectively in 2003. In 2004, TIM actively marketed the increase in use of VAS through promotional campaigns.

Due to effective CRM and innovative offers, TIM’s churn rate was stable at 1.1% per month in 2004 compared to 2003.

TIM operating income was €4,147 million in 2004 compared with 2003 operating income of €3,863 million. 2004 operating income increased by 7.4% compared with 2003. Operating margin was 41.7% in 2004 and 40.8% in 2003.

Mobile Latin America

The following table sets forth for the periods indicated certain financial and other data for the Mobile business unit in Latin America.

	Year ended December 31,
Mobile Latin America	2003	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,547	2,157

Operating loss	(248)	(102)

% of gross operating revenues	(16.0)	(4.7)

Number of employees at year-end	7,502	8,447

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The gross operating revenues of the Mobile Business Unit in Latin America were €2,157 million in 2004 compared with €1,547 million in 2003, an increase of €610 million or 39.4%. Excluding the negative effect of changes in the exchange rates, the growth in gross operating revenues would have been €760 million.

Operating loss amounted to €102 million compared to an operating loss of €248 million in 2003, a decrease of €146 million mainly due to the better performance of Brazilian companies offset in part by the higher amortization relating to the start-up and development of the GSM service in Brazil.

❖	SOUTH AMERICA

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group and the Entel Bolivia group. Certain financial and other data of the Mobile Business Unit in Latin America are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
South America	2003(1)	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,111	1,076

Operating income	145	121

% of gross operating revenues	13.1	11.2

Number of employees at year-end	4,953	5,080

(1)	The 2003 financial and other data have been reclassified and presented consistent with the 2004 presentation.

Gross operating revenues were €1,076 million in 2004, a decrease of €35 million, or 3.2% compared to 2003 (€1,111 million). The reduction was mainly due to the decrease of the Entel Chile group’s revenues from long-distance wireline business in North America. Excluding the exchange rate effects, gross operating revenues in 2004 would have decreased by €41 million, or 3.7% compared to 2003, primarily due to the decrease in the revenues of the Entel Chile group (-€63 million in local currency) partly offset by the increase in the revenues of the Entel Bolivia group (€21 million in local currency).

The contribution of South America Business Unit to our consolidated operating revenues was €1,102 million in 2003 and €1,068 million in 2004.

Operating income was €121 million in 2004, a decrease of €24 million or 16.6% compared to 2003. The reduction was mainly due to Entel Chile group (€36 million), partly offset by the increase in operating income of Entel Bolivia group (€12 million). As a percentage of revenues, operating income was 11.2% in 2004 compared to 13.1% in 2003.

❖	INTERNET AND MEDIA

During 2003, the Internet and Media Business Unit was significantly reorganized as a result of the spin-off and sale of New SEAT through which Telecom Italia disposed of its directories, directories assistance and business information business segments of the SEAT group. As a result of this disposition the remaining businesses of the Internet and Media Business Unit, now held through Telecom Italia Media, provide access and content services to retail and business customers through the Internet, television and telephone. Starting from August 8, 2003, the Internet and Media Business Unit operates in the following segments: Internet services, television, office products and services.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media Business Unit.

	Year ended December 31,
Internet and Media	2003(1)	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,297	597

Operating income (loss)	63	(89)

% of gross operating revenues	4.9	(14.9)

Number of employees at year-end	2,029	1,805

1)	The 2003 financial and other data reflect full consolidation of SEAT Group for the first seven months of 2003, with the last five months only consolidating Telecom Italia Media following the demerger and sale of the stake in New Seat.

Gross operating revenues decreased by €700 million, or 54.0%, from €1,297 million in 2003 to €597 million in 2004, mainly due to the sale of New SEAT in August 2003, resulting in its deconsolidation (€702 million).

On a comparable consolidation basis consistent with the 2004 scope of consolidation and in particular excluding the Seat group for the full year 2003, gross operating revenues increased by €76 million, or 14.6%, from €521 million in 2003 to €597 million in 2004. In particular:

•	the Internet business area made the largest contribution to growth; the related revenues increased by 20.6% from €251 million in 2003 to €303 million in 2004. The increase in revenues is attributable to the positive trend of Internet access and Portal and to the revenues related to ADSL products (an increase of 69%);

•	revenues from the Television business area were €138 million in 2004, an increase of €25 million or 22.4%, confirming the editorial success of the program schedule of the two TV networks; and

•	revenues from the Office Products & Services area, equal to €127 million, showed an increase of €1 million or 0.5%, on a comparable consolidation basis (that is, net of the effects of the deconsolidation from April 2003 of Incas Production S.r.l. and IS Products S.p.A., both companies operating in the field of consumable products).

The contribution of the Internet and Media Business Unit to our consolidated operating revenues amounted to €404 million in 2004 and €1,122 million in 2003.

Operating income decreased by €152 million (a loss of €89 million in 2004 compared to an income of €63 million in 2003).

On a comparable consolidation basis, operating loss decreased by €25 million, or 22.1%, from €114 million in 2003 pro forma to €89 million in 2004. Such improvement was due to the implementation of rationalization measures and the increase in efficiency, especially in the Internet and Television Areas.

❖	INFORMATION TECHNOLOGY MARKET

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Market Business Unit.

	Year ended December 31,
Information Technology Market	2003(1)	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	891	729

Operating income	58	36

% of gross operating revenues	6.5	4.9

Number of employees at year-end	4,827	4,131

1)	The 2003 financial and other data have been reclassified and presented consistent with the 2004 presentation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The contribution of the Information Technology Market Business Unit to our consolidated operating revenues amounted to €804 million in 2003 and €682 million in 2004.

The gross operating revenues decreased by €162 million, from €891 million in 2003 to €729 million in 2004. The decrease in gross operating revenues was attributable to:

•	Intersiel (a reduction of €112 million) as a result of the completion and the billing of the Telcal project in 2003; and

•	Banksiel (a reduction of €34 million) as a result of the termination of IT services supplied to facilitate the major migration of bank IT systems, and the effect of significant reductions in professional fees for IT services on equivalent supply volumes;

partially offset by the positive performance of:

•	Tele Sistemi Ferroviari (an increase of €35 million);

•	Finsiel (an increase of €9 million) as a result of increased activity in the areas of Culture and Education, Welfare and Lombardia Informatica offset by lower revenues in the area of Defense and Security; and

•	Insiel (an increase of €6 million) as a result of increased turnover from the Friuli Venezia Giulia regional administration and minor clients.

On a comparable consolidation basis, 2003 financial data excludes for the full year 2003 the results of the NETikos Group, the Domus Academy and the Enterprise business segment, while the Webegg Group was only consolidated for the first half of 2003. On a comparable consolidation basis, gross operating revenues decreased by 12.0% from €828 million in 2003 to €729 million in 2004.

Operating income decreased by €22 million, from €58 million in 2003 to €36 million in 2004. Such decrease was ascribed to performances of Banksiel (a decrease of €18 million), Tele Sistemi Ferroviari (a decrease of €8 million) and the Webegg Group (a decrease of €2 million), which were only partially offset by an increase of €6 million from Finsiel. On a comparable consolidation basis, operating income for 2004 decreased by €23 million, from €59 million in 2003 to €36 million in 2004.

❖	INFORMATION TECHNOLOGY GROUP

The following table sets forth, for the periods indicated, certain financial and other data for the Information Technology Group Corporate Function.

	Year ended December 31,
Information Technology Group	2003(1)	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,100	965

Operating loss	(36)	(67)

% of gross operating revenues	(3.3)	(6.9)

Number of employees at year-end	4,107	3,160

(1)	The 2003 financial and other data have been reclassified and presented consistent with the 2004 presentation.

Gross operating revenues decreased by €135 million, or 12.3%, from €1,100 million in 2003 to €965 million in 2004, mainly attributable to the sale of IT Telecom’s “Innovative Service” business segment to TIM in March 31, 2004. On a comparable consolidation basis, gross operating revenues increased by €17 million, or 1.8%, from €948 million in 2003 pro forma to €965 million in 2004. In particular:

•	the volume of work increased on institutional projects for Corporate, such as the SAP Value Program and the development of the Group Portal;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	outsourcing activities continued as well as innovative projects for Wireline (such as Usage Collection, Trouble & Job Management and Network Creation), and a new project, International Operators, started at the end of 2003.

The contribution of the IT Group Corporate Function to our consolidated operating revenues amounted to €41 million in 2003 and €22 million in 2004 as substantially all of the business done by this Corporate Function is for Telecom Italia Group companies.

Operating loss increased by €31 million, or 86.1%, from €36 million in 2003 to €67 million in 2004, due principally to the sale of IT Telecom’s “Innovative Service” business segment. On a comparable consolidation basis operating loss declined from €79 million in 2003 to €67 million in 2004 mainly as a result of the decrease of operating costs (€23 million), due to a significant labor cost reduction (€32 million), net of the increase in third party professional services (€9 million), partly offset by an increase in amortization and depreciation (€14 million).

❖	OLIVETTI TECNOST GROUP

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Tecnost Group.

	Year ended December 31,
Olivetti Tecnost group (1)	2003	2004
	(millions of Euro, except percentages and employees)
Gross operating revenues	655	601

Operating income	2	21

% of gross operating income	0.3	3.5

Number of employees at year-end	2,395	2,108

(1)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

Gross operating revenues were €601 million in 2004, including €337 million from Office Products, €186 million from Systems, €26 million from Nuove Iniziative Canavese and €52 million from other operations. Revenues by product were as follows: €323 million related to hardware, €128 million to accessories, €150 million to services and other revenues.

Gross operating revenues decreased by €54 million, or 8.2%. Excluding the foreign exchange effect and the impact of the change in the scope of consolidation (with particular reference to the closing of operations in Latin America and to the sale of North America and Mexico operations) of €96 million, and income relating to the sale of intellectual properties to TIlab for €27 million, organic growth was equal to €15 million (+2.7%).

The contribution of the Olivetti Tecnost Business Unit to our consolidated operating revenues was €544 million in 2004 and €637 million in 2003.

Operating income increased from €2 million in 2003 to €21 million in 2004. Organic growth was €13 million as a result of the restructuring activities implemented in the prior year which led to a reduction in fixed costs, and an additional cost relating to new projects for Office Products.

5.6.7    YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

❖	CONSOLIDATED OPERATING REVENUES

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Organic growth in revenues was due largely to the following:

•	a significant increase in the revenues of the Mobile Business Unit, which were driven by the domestic market (voice traffic and value-added services) and by the Brazilian market;

•	an increase in the revenues of the Wireline Business Unit, which was due to growth in income from basic subscription charges, especially for ADSL, and from the sales of telephone equipment, which more than compensated for the drop in traffic in the retail segment. The decline in retail traffic was offset in part by an increase in the wholesale area; and

•	a reduction in the sales of the Olivetti Tecnost Business Unit.

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit/Corporate Function and the percentage contribution of such Business Unit/Corporate Function to our consolidated operating revenues.

	Year ended December 31,
	2002(1)			2003
	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Wireline(4)	17,047	15,112	48.1%	17,216	15,364	49.8%
Mobile	10,867	10,595	33.7%	11,782	11,562	37.5%
South America(5)	1,405	1,365	4.4%	1,111	1,102	3.6%
Internet and Media(6)	1,991	1,900	6.0%	1,297	1,122	3.6%
IT Market(4)	1,039	926	3.0%	891	804	2.6%
IT Group(4)	996	59	0.2%	1,100	41	0.1%
Olivetti Tecnost(7)	914	906	2.9%	655	637	2.1%
Other activities(4)(8)	1,578	545	1.7%	1,141	218	0.7%

Total operating revenues	35,837	31,408	100.0%	35,193	30,850	100.00%

(1)	The data relating to 2002 has been reclassified and presented consistent with the 2003 presentation.

(2)	Gross operating revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(4)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Function. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(5)	The data refer to Entel Chile group and Entel Bolivia group.

(6)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.

(7)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(8)	The data include the operations of the International Affairs Corporate Function, TILab, the former Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—, the 9Télécom group—sold in the third quarter of 2002 and for which only the statement of operation data was consolidated for the first six months of 2002,—as well as the finance companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area and the percentage of total consolidated operating revenues:

	Year ended December 31,
Geographic Area	2002		2003
	(millions of Euro, except percentages)
Italy	25,029	79.7%	24,811	80.5%
Rest of Europe	2,665	8.5%	2,478	8.0%
North America	354	1.1%	589	1.9%
Central and South America	2,903	9.2%	2,566	8.3%
Australia, Africa and Asia	457	1.5%	406	1.3%

Total consolidated operating revenues	31,408	100.0%	30,850	100.0%

❖	OPERATING EXPENSES

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

Our operating expenses decreased by €1,448 million or 5.6% in 2003 compared to 2002. The decrease was attributable to the lower cost of materials, the elimination of the TLC license fee (included in other external charges), personnel costs, depreciation of tangible assets and amortization of intangible assets (including goodwill).

As a percentage of our operating revenues, operating expenses represented 82.3% and 79.1% in 2002 and 2003, respectively.

❖	COST OF MATERIALS

Cost of materials decreased by €234 million or 10.1% in 2003 compared to 2002, mainly as a result of the continuing action taken to improve efficiency.

❖	OTHER EXTERNAL CHARGES

The table below sets forth, for the periods indicated, consolidated other external charges broken down by major components.

	Year ended December 31,
	2002	2003
Costs of external services rendered	9,407	9,684
Rents and lease payments	1,166	1,156
Provision for bad debts	546	471
Provision for risk	114	70
Write-downs of tangible and intangible fixed assets	58	6
TLC license fee	431	62
Other provisions and operating charges	466	485

Total other external charges	12,188	11,934

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

❖	PERSONNEL COSTS

Personnel costs decreased by €434 million or 9.2% to €4,303 million in 2003 from €4,737 million in 2002. The decrease was mainly due to the following:

•	a reduction in employee costs following layoffs in 2003 in Old Telecom Italia and in the Olivetti Tecnost Business Unit; and

•	changes in the scope of consolidation.

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

In 1992, the Italian government enacted a law that required Old Telecom Italia to ensure that all personnel employed as of February 20, 1992 be covered by the Fondo Previdenza Telefonici (“FPT”), for the entire retirement benefit amount, including sums due by any prior employment in related companies. The contributions

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

We continued to debate the merits of the INPS valuation, with the issue still being debated in the Italian court system. However, in 2003 additional facts came to light, including the loss of some individual employee court cases (but not all cases), which lead to a revision of the estimated liability in 2003. Based on that review, an additional €315 million charge was taken in 2003 to record the full extent of the liability as computed by INPS. The total liability of €802 million recorded in the consolidated financial statements is net of the payments made to date to INPS to fund the liability, as required by the 1992 law.

❖	CAPITALIZED INTERNAL CONSTRUCTION COSTS

Capitalized internal construction costs increased by €130 million or 19.3% from €675 million in 2002 to €805 million in 2003; such increase was principally due to higher levels of capital expenditures spent on products and services purchased from subsidiaries, mainly software products.

❖	DEPRECIATION AND AMORTIZATION

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

At December 31, 2003, goodwill decreased by €749 million (from €27,894 million as of December 31, 2002 to €27,145 million as of December 31, 2003). The change in goodwill was attributable to the following factors:

•	goodwill recorded following the tender offers by Olivetti for the shares of Old Telecom Italia of €4,551 million,

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	the reclassification of the shares of Old Telecom Italia from current assets to intangible assets made by Olivetti prior to the merger increasing goodwill by an additional €250 million, and

•	the exercise of the J.P. Morgan Chase put option increased goodwill by €428 million relating to the acquisition of the additional SEAT shares.

The foregoing was offset by:

•	the reduction in goodwill relating to New SEAT and its subsidiaries following their sale (a total of €3,506 million),

•	amortization (€1,835 million) and write-downs during the period (€754 million), and

•	amortization of intangible assets (other than goodwill) of €1,274 million in 2003 compared with €1,268 million in 2002.

❖	OPERATING INCOME

The table below sets forth, for the periods indicated, our operating income.

	Year ended December 31,
	2002	2003
	(millions of Euro)
Operating income	6,058	6,789

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

Such growth was also positively affected by the greater percentage reduction in certain expenses in 2003 compared to the decrease in operating revenues in the same period and the decrease in depreciation and amortization. As a percentage of operating revenues, operating income increased from 19.3% in 2002 to 22.0% in 2003.

❖	FINANCIAL INCOME, FINANCIAL EXPENSE, AND OTHER INCOME AND EXPENSE, NET

The table below sets forth, for the periods indicated, the components of financial and other income and expense, net.

	Year ended December 31,
	2002	2003
	(millions of Euro)
Financial income	1,569	992
Financial expense	(4,647)	(3,256)
of which writedowns and equity in affiliated and other companies, net	(487)	(91)
Other income and (expense), net	(5,496)	(1,083)

Total financial expense, net and other income and expense, net	(8,574)	(3,347)

Total financial expense, net and other income and expense, net decreased from a net expense of €8,574 million in 2002 to a net expense of €3,347 million in 2003, a 61.0% decrease.

Financial income decreased by €577 million or 36.8%. The decrease was principally due to the reduction in gain on foreign exchange which declined €349 million from €508 million in 2002 to €159 million in 2003.

We record monetary assets and liabilities denominated in foreign currencies at the exchange rate in effect at the date of the transaction. We remeasure such assets and liabilities at the prevailing exchange rate on each balance sheet date with unrealized gains included in financial income.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Financial expense (which includes interest expense on financial indebtedness, foreign exchange losses and income or loss from equity investees) decreased by €1,391 million or 29.9%. The decrease was attributable principally to the following:

•	a decrease in interest expense, from €2,241 million in 2002 to €2,173 million in 2003, mainly due to the reduction in the level of interest rates as well as to the lower average borrowings outstanding during 2003;

•	the reduction of €719 million in losses on foreign exchange (€186 million in 2003 compared to €905 million in 2002) which were positively impacted by the exchange rate effect of the companies in South America. As described above under Financial income we remeasure monetary assets and liabilities denominated in foreign currencies on each balance sheet date. If such remeasure results in unrealized losses, such unrealized losses are included in financial expense;

•	the expenses of €161 million for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares finalized in August 2003, as well as the expenses connected with the credit lines granted to Olivetti in connection with the Merger to fund the rights of withdrawal and the tender offers (€98 million); and

•	the reduction in net write-downs and equity in affiliated and other companies of €396 million, as a result of:

•	the reduction of €67 million in amortization of goodwill in companies accounted for using the equity method (€13 million in 2003 compared to €80 million in 2002); and

•	the decrease of €329 million in valuation adjustments to the Telecom Italia Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €78 million compared to a loss of €407 million in 2002). Such decrease was principally due to the reduction in losses of Sky Italia (formerly Stream) of €150 million and Aria—Is TIM of €171 million corresponding to the valuation adjustment made in 2002.

Other income and expense, net decreased from a net expense of €5,496 million in 2002 to a net expense of €1,083 million in 2003. This significant decrease (€4,413 million) was mainly due to the reduction in provisions and write-downs of goodwill and equity investments of €5,705 million compared to 2002, partly offset by the decrease in gains on the disposal of equity investments, tangible and intangible fixed assets of €2,448 million compared to 2002, as described below.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

•	write-down of Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary shares based on trading on the Italian Stock Exchange over the second half of 2002;

•	provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million);

•	reserve provision (€43 million), made by Seat Pagine Gialle, for estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	other write-downs of investments of €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Digitel, €96 million for Netco Redes and €47 million for other minor companies).

•	In 2003, restructuring costs amounted to €273 million (of which €196 million was attributable to the parent company Telecom Italia) and were related to expenses and provisions for employee cutbacks and layoffs.

•	This compared to restructuring costs of €494 million in 2002 (of which €379 million was attributable to Old Telecom Italia) also related to expenses and provisions for employee cutbacks and layoffs.

•	In 2003, charges as required under Law No. 58/1992 in order to cover employees under the former “Telephone Employees Pension Fund” (FPT) amounted to €387 million, of which €315 million resulted from the redetermination of the liability and €72 million for the related accrued interest. In 2002 accrued interests on the liability to INPS related to the former “Telephone Employees Pension Fund” (FPT) amounted to €79 million.

•	In 2003, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €105 million compared with €2,553 million in 2002. In 2002 Old Telecom Italia was implementing its strategic plan to sell non-core assets to reduce indebtedness. It had largely completed this plan by the end of 2002. The 2002 gains on the disposal of equity investments, tangible and intangible fixed assets arose from:

•	the sale of our 26.89% interest in AUNA (€1,245 million);

•	the sale of our 19.61% interest in Bouygues Décaux Télécom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares by the Old Telecom Italia Group (€133 million) and by Olivetti and Olivetti International (overall €107 million);

•	the sale of our 25% interest in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IM.SER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of Old Telecom Italia’s Asset Management unit to Tiglio II (€60 million);

•	the transfer by Old Telecom Italia of its real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, tangible assets and business segments (€29 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	In 2003, “other, net” (€351 million net income) included:

•	€1,465 million from the reversal of liabilities and reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice;

•	€237 million of losses on the disposal of equity investments, tangible and intangible fixed assets (of which €195 million was due to the losses on the sale of the entire stake held in New SEAT after the spin-off);

•	€74 million of expenses connected with the spin-off and sale of New SEAT;

•	a €55 million payment in contractual settlement with Pagine Italia after the agreement to purchase the Pagine Utili business segment was terminated following our sale of New SEAT;

•	€56 million for the additional adjustment made by the parent company Telecom Italia to the estimated value of unused prepaid telephone cards following the start of technical data collection procedures;

•	€35 million for the recognition of liabilities referring to prior years on interconnection issues, following clarifications on the part of the regulatory agencies and verifications by the operators involved;

•	€295 million for the provisions and write-downs of tangible and intangible fixed assets made by Latin American Nautilus group (€235 million), Telecom Italia Learning Service (€27 million), EPIClink (€15 million) and other minor companies (€18 million) as part of the reorganization transactions;

•	€118 million of expenses connected with the Merger principally in respect of fees for advisors, legal and tax consultants, technical experts and expenses for banking charges;

•	€48 million of indirect taxes and prior period taxes mainly for the portion of the cost of the tax amnesty not covered by the reserve for income taxes;

•	€49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002;

•	€33 million for prior year’s adjustments to income taxes; and

•	€100 million of other expenses net, which included write-offs of receivable balances, net of release of reserves, and other miscellaneous income and expense.

•	In 2002, “other, net” (€892 million net charges) included:

•	income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Old Telecom Italia’s favor (€131 million);

•	the release of reserves (€98 million), primarily set up in 2001 by Old Telecom Italia to cover the expenses connected with the agreement to sell Stream (now SKY Italia) to News Corporation and Vivendi Universal/Canal+ after the agreement was terminated;

•	losses from the sale of a 15% stake in Telekom Austria (€135 million) and the sale of the equity investment in Seat Pagine Gialle held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investments (€239 million);

•	the extraordinary contributions to INPS established by the year 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements covered by the rules of the FPT that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to our Brazilian companies);

•	provisions to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

•	adjustment to Old Telecom Italia’s payable to customers relating to telephone prepaid cards (€158 million);

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million); and

•	other miscellaneous expenses, net (€29 million).

❖	INCOME TAXES

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

❖	NET INCOME (LOSS)

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

5.6.8    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

❖	WIRELINE

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
Wireline	2002(1)	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	17,047	17,216

Operating income	4,677	4,969

% of gross operating revenues	27.4	28.9

Number of employees at year-end	53,935	50,766

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The following table sets forth for the periods indicated certain statistical data for Wireline.

	Year ended December 31,
	2002	2003
Subscription and Customers:
Subscriber fixed lines at period-end in Italy (thousands)(1)	27,142	26,596
Subscriber fixed line growth per annum in Italy (%)	(0.8)	(2.0)
ISDN equivalent lines at period-end in Italy (thousands)(2)	5,756	6,027
Broadband Access in Italy and abroad (ADSL + XDSL)—(thousands)(3)	850	2,200
Voice Offers in Italy—(thousands)(4)	5,224	5,547
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billion of minutes)	214.9	226.6
of which:
National(5)	204.7	215.2
International(6)	10.2	11.4
Retail Traffic(7):
Average minutes of use per fixed line subscriber in Italy during period(8)	4,292	4,127
of which:
Local traffic during period (in average minutes)(9)	3,198	2,971
Long distance traffic during period (domestic and international) (in average minutes)	1,094	1,156

(1)	Data include multiple lines for ISDN and excludes internal lines.

(2)	Data exclude internal lines.

(3)	Number of contracts.

(4)	Number of contracts; includes Teleconomy, Hellò and other Business voice offers.

(5)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic.

(6)	Data include international retail outgoing traffic and total international wholesale traffic.

(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.

(8)	Includes total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(9)	Includes district and Internet dial-up traffic.

The Wireline Business Unit accounted for gross operating revenues of €17,216 million in 2003 and €17,047 million in 2002, an increase of €169 million, or 1.0%. The increase in revenues in 2003 reversed the trend of the prior year when revenues declined (-0.7% in 2002) and is attributable principally to an increase in Internet (broadband) and VAS (Value Added Services) particularly for business customers. Revenues from Retail Telephone decreased and revenues from Data and Wholesale services were relatively stable.

Wireline tracks gross operating revenues in the following business areas: retail telephone, retail Internet, data business, retail value added services (VAS) and wholesale services.

Retail Telephone.    Revenues from Retail Telephone were €10,334 million in 2003, a decrease of €207 million, or 2.0% from €10,541 million in 2002.

Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions. During 2003 Telecom Italia’s traffic packages, retention and win back strategies resulted in limited revenues losses while its market share on traffic volumes remained stable: Telecom Italia’s market share in retail traffic volumes—voice and on line traffic (on line traffic is included in Retail Internet)—at December 31, 2003 was 73.2% compared with 71.4% at December 31, 2002.

This result reflects retention and win back policies supported by Teleconomy and Hellò offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

customized offers) had more than 5.5 million users at the end of 2003 compared to 5.2 million users at the end of 2002.

Retail Internet.    Revenues from Retail Internet amounted to €736 million in 2003, an increase of €134 million, or 22.4% (€601 million in 2002). Revenues from ADSL were approximately €283 million, increasing strongly by 198% over 2002 (€95 million), mainly due to the larger customer base while revenues from Internet dial-up traffic decreased due to migration to Internet connections using broadband access.

Data Business.    Revenues from Data Business were €1,510 million in 2003, an increase of 4.6% over 2002 (€1,443 million in 2002). Data services consist primarily of data transmission and network services for business customers and residential customers. Revenues from data services are included primarily in fixed subscription and connection fees. The growth in services revenues was driven mainly by innovative data services increasing by more than 42% (€520 million in 2003 compared to €366 million in 2002); revenues from Data equipment increased to €246 million in 2003 (approximately €218 million in 2002).

Revenues from traditional Data services decreased due to customer migration to broadband services from approximately €398 million in 2002 to approximately €337 million in 2003. Leased Lines decreased due to similar migration from approximately €461 million in 2002 to approximately €407 million in 2003.

Retail Value Added Services (VAS).    Revenues from VAS were €1,130 million in 2003, an increase of 14.1% on €140 million over 2002 (€990 million). The increase is attributable to the introduction of additional services and VAS packages and growth in the customer base.

Wholesale Services.    Revenues from Wholesale Services were €3,268 million in 2003 and remained substantially stable compared to 2002. Domestic Wholesale Services decreased by approximately €45 million due to a price reduction in interconnection services and reduced volumes of traffic, not completely absorbed by growth in revenues from Broadband and other services. International Wholesale Services increased by approximately €44 million, due to significant growth in traffic volumes (approximately one billion minutes or 12%), particularly in traffic carried for other operators.

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

The number of subscriber fixed lines in Italy decreased by 2.0% to 26,596 thousands as of December 31, 2003 (27,142 thousand as of December 31, 2002) representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 47% at December 31, 2003. Such decrease takes into account the increase in ISDN lines (6,027,000 lines at the end of 2003 compared to 5,756,000 lines at the end of 2002). Lines include approximately 18.3 million residential lines (including multiple lines for ISDN), approximately 8.1 million business lines (including multiple lines for ISDN), and approximately 235,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2003, Wireline had contracts in Italy for approximately 2,040,000 broadband points of access (850,000 at the end of 2002) with approximately 536,000 wholesale points of access (220,000 at the end of 2002)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

Operating income increased by €292 million, or 6.2%, from €4,677 million in 2002 to €4,969 million in 2003, as a result of significant reductions in personnel costs and expenses (i.e. savings in discretionary operating expenses of approximately €320 million in 2003 and the cancellation of the TLC license fee for €204 million in 2002) and a significant reduction in depreciation and amortization.

Operating margin increased to 28.9% in 2003 compared with 27.4% in 2002.

❖	MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	10,867	11,782

Operating income	3,358	3,786

% of gross operating revenues	30.9	32.1

Number of employees at year-end	18,702	18,888

The following table sets forth for the periods indicated, certain statistical data for TIM.

	Year ended December 31,
	2002	2003
TIM lines at period-end (thousands)(1)	25,302	26,076
TIM lines growth per annum (%)	5.7	3.1
Average revenue per mobile line per month (€)(2)	28.8	29.1
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	43.9	45.3
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	93.7	99.2
Total mobile outgoing traffic per month (millions of minutes)	1,960	2,090

(1)	Includes lines of TACS and GSM services, including Prepaid Customers and excludes the “silent” lines.

(2)	Including Prepaid Customers revenues and non—TIM customer traffic and excluding equipment sales.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

The contribution of the Mobile Business Unit to our consolidated operating revenues was €10,595 million in 2002 and €11,562 million in 2003.

Operating income was €3,786 million in 2003, an increase of €428 million, or 12.7%, compared to 2002. Excluding the effect of changes in exchange rates, the growth in operating income would have been 10.8%. Operating margin improved from 30.9% in 2002 to 32.1% in 2003. Growth in operating income is mainly attributable to the positive performance of the core Italian operations and Greece, which offset both the higher costs of GSM start-up in Brazil and the foreign exchange effect in the South American region. The increase in operating income was positively impacted by TIM S.p.A. no longer having to accrue the TLC license fee, following the verdict of the European Court of Justice which declared the institutional law establishing the fees as unlawful. In 2002, the TLC license fee amounted to €151 million.

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

TIM lines increased to 26,076 thousands lines at December 31, 2003, a 3.1% increase compared to December 31, 2002. TIM’s total GSM lines increased by 4.9% in 2003, to 25,501 thousands lines at December 31, 2003, while TIM’s total TACS lines decreased by 42.2% in 2003, to 575,000 lines at December 31, 2003, in each case compared to December 31, 2002. Due to the termination of the TACS services over the next few years and implementation of mobile number portability, customer transfer to the GSM service is in progress. Approximately 97.8% of TIM’s lines are now GSM lines. The continuing growth in GSM lines was attributable principally to the continuing growth of the GSM TIM Card (a prepaid rechargeable GSM card), which had 22,906 thousand lines by December 31, 2003 compared to 21,622 thousand lines at December 31, 2002. Prepaid lines (GSM and TACS) grew by 4.2% in 2003.

At December 31, 2003, TIM had a market share in Italy of approximately 46% (including TACS and GSM) compared to 46.1% at December 31, 2002, and a market share of approximately 45.3% for GSM only compared to 45.1% in 2002. The overall market grew by 3.6% in 2003 from 54.8 million lines at the end of 2002 to 56.8 million lines at the end of 2003. The aggregate number of customers at December 31, 2003 for TIM’s analog and GSM services represented a penetration rate of 45.3% compared to 43.9% at December 31, 2002. In 2003, TIM had a 27.3% market share of net additional GSM lines, corresponding to 0.8 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.2 million for Wind and the remaining 0.4 million attributable to H3G(3).

In 2003, TIM’s statistical data excludes 700,000 “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by TIM and the development of the business.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

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

TIM operating income was positively affected due to TIM S.p.A. no longer having to accrue the TLC license fee, following the verdict of the European Court of Justice which declared the institutional law establishing the fees as unlawful. In 2002, the TLC license fee amounted to €154 million (€151 million net of Blu). Moreover, operating income was positively impacted by the decrease in depreciation and amortization, as a result of the lower depreciation of intangible assets (a decrease of €106 million) due to the change in the method for calculating depreciation of certain intangibles.

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

Operating loss amounted to €248 million in 2003 compared to an operating loss of €98 million in 2002.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

❖	SOUTH AMERICA

The following table sets forth, for the periods indicated, certain financial and other data for the Entel Chile group and the Entel Bolivia group. Certain financial and other data of the Mobile Business Unit in Latin America are described in the section pertaining to the Mobile Business Unit.

	Year ended December 31,
South America	2002(1)	2003(1)
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,405	1,111

Operating income	154	145

% of gross operating revenues	11.0	13.1

Number of employees at year-end	5,403	4,953

(1)	The 2002 and 2003 financial and other data have been reclassified and presented consistent with the 2004 presentation.

Gross operating revenues were €1,111 million in 2003, a decrease of €294 million, or 20.9% compared to 2002 (€1,405 million). The decrease was mainly due to the adverse effect of the change in exchange rates (a decrease of €233 million, of which €190 million relates to the Chilean peso and €43 million relates to the Bolivian currency). On a constant currency basis, gross operating revenues would have decreased by 4.3%, primarily due to the decrease in the revenues of the Entel Chile group (a decrease of 5.8% in local currency). In addition, revenues also declined due to the suspension as of April 1, 2002 of the management fee under the terms of the contract with Telecom Argentina. Due to general economic conditions in Argentina, Telecom Argentina experienced significant financial difficulties, suspending payment of its outstanding debt and began restructuring its outstanding debt during 2002.

The contribution of South America Business Unit to our consolidated operating revenues was €1,365 million in 2002 and €1,102 million in 2003, respectively.

Operating income was €145 million in 2003, a decrease of €9 million or 5.8% compared to 2002 (€154 million) due to the exchange rate effect (approximately €29 million). On a constant currency basis, operating income would have increased by 13.0% compared to 2002.

As a percentage of revenues, in 2003 operating income was 13.1% in 2003 compared to 11.0% in 2002.

❖	INTERNET AND MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Internet and Media business unit (the SEAT group). As described above, due to the disposition of New SEAT following the demerger transaction completed in August 2003 this business unit changed significantly and the discussion of 2003/2002 results will not be comparable to 2004. See “—5.6 Results of Operations for the Three Years Ended December 31, 2004—5.6.6 Results of Operations of Business Units for the Year Ended December 31, 2004 compared with the Year Ended December 31, 2003—Internet and Media”.

	Year ended December 31,
Internet and Media	2002(1)	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,991	1,297

Operating income	232	63

% of gross operating revenues	11.7	4.9

Number of employees at year-end	7,715	2,029

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Gross operating revenues decreased by 34.9% from €1,991 million in 2002 to €1,297 million in 2003. The decline is attributable to the sale of New SEAT in August 2003.

The contribution of the Internet and Media Business Unit to our consolidated operating revenues amounted to €1,122 million in 2003 and €1,900 million in 2002.

Total Internet active users grew from 2.2 million at the end of 2002 to 2.5 million at the end of 2003.

❖	INFORMATION TECHNOLOGY MARKET

The following table sets forth, for the periods indicated, certain financial and other data for the IT Market Business Unit.

	Year ended December 31,
Information Technology Market	2002(1)	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	1,039	891

Operating income	64	58

% of gross operating revenues	6.2	6.5

Number of employees at year-end	5,506	4,827

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

Gross operating revenues decreased by €148 million, or 14.2%, from €1,039 million in 2002 to €891 million in 2003, mainly due to the lower revenues recorded by Finsiel, partially offset by higher revenues of TSF, Eustema and Agrisian. On a comparable consolidation basis prepared consistent with the 2004 scope of consolidation, gross operating revenues increased by 6.6% from €777 million in 2002 pro forma to €828 million in 2003 pro forma.

The contribution of the IT Market Business Unit to our consolidated operating revenues amounted to €926 million in 2002 and €804 million in 2003.

Operating income decreased by €6 million, from €64 million in 2002 to €58 million in 2003, mainly due to the performance of Banksiel and Finsiel, which recorded lower profitability owing to lower volumes recorded in the Government and Enterprise areas only partially offset by the improved profitability margins recorded by Tele Sistemi Ferroviari on the outsourcing contracts with the State Railways Group companies for development activities.

On a comparable consolidation basis, operating income for 2003 increased by €22 million, or 59.5%, from €37 million in 2002 pro forma to €59 million in 2003 pro forma.

❖	INFORMATION TECHNOLOGY GROUP

The following table sets forth, for the periods indicated, certain financial and other data for the IT Group Function.

	Year ended December 31,
Information Technology Group	2002(1)	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	996	1,100

Operating loss	(40)	(36)

% of gross operating revenues	(4.0)	(3.3)

Number of employees at year-end	5,039	4,107

(1)	The 2002 financial and other data have been reclassified and presented consistent with the 2003 presentation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2004

Gross operating revenues increased by €104 million, or 10.4%, from €996 million in 2002 to €1,100 million in 2003 as a result of higher volumes of activities on institutional projects for Corporate, such as the Sap Value Program and the development of the Group Portal, projects for Wireline on broadband, CRM and other innovative projects. On a comparable consolidation basis prepared consistent with the 2004 scope of consolidation, gross operating revenues increased by €90 million, or 10.5%, from €858 million in 2002 pro forma to €948 million in 2003 pro forma.

The contribution of the Information Technology Group Function to our consolidated operating revenues was €59 million in 2002 and €41 million in 2003 as substantially all of the business done by this Function is for Telecom Italia Group companies.

Operating loss decreased by €4 million, or 10%, from €40 million in 2002 to €36 million in 2003 as a result of higher amortization and depreciation (an increase of €4 million) mainly related to capital expenditures made in the second half of 2002. On a comparable consolidation basis, presented consistent with the 2004 presentation, pro forma operating loss improved by €24 million, or 23.3% from 103 million in 2002 pro forma to 79 million in 2003 pro forma.

❖	OLIVETTI TECNOST GROUP

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Tecnost group Business Unit.

	Year ended December 31,
Olivetti Tecnost Group(1)	2002	2003
	(millions of Euro, except percentages and employees)
Gross operating revenues	914	655

Operating income	4	2

% of gross operating income	0.4	0.3

Number of employees at year-end	4,527	2,395

(1)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

Gross operating revenues were €655 million in 2003, including €315 million from Office Products, €179 million from Systems and €161 million from other operations. Such revenues were distributed as follows: €387 million referred to hardware products, €145 million referred to accessories and €123 million to services and others revenues. Gross operating revenues decreased by €259 million, or 28.3%, (down 14.4% net of the exchange rate effect and changes in scope of consolidation). Such decrease was principally attributable to Office Products, following managements’ decision to reduce the sales of lower margin products and to the significant decrease in sales specialized printers (Systems) in China and to the decrease in other operations, principally the South America region.

The contribution of the Olivetti Tecnost Business Unit to our consolidated operating revenues was €906 million in 2002 and €637 million in 2003.

Operating income was affected by the sharp reduction in gross operating revenues and decreased from €4 million in 2002 to €2 million in 2003.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.7    LIQUIDITY AND CAPITAL RESOURCES

5.7.1    LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	2002	2003	2004
	(millions of euro)
Net cash provided by operating activities	9,815	9,921	11,444
Net cash provided by (used in) investing activities	840	(9,193)	(2,637)
Net cash provided by (used in) financing activities	(9,762)	(182)	(5,150)

Effect of exchange rate changes on cash and cash equivalents	(173)	(35)	(30)

Net increase in cash and cash equivalents	720	511	3,627

Cash and cash equivalents:
Beginning of the year	3,706	4,426	4,937

End of the year	4,426	4,937	8,564

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was €11,444 million in 2004, €9,921 million in 2003 and €9,815 million in 2002.

2004 compared to 2003

The increase in 2004 compared to 2003 of €1,523 million was primarily due to:

•	a decrease in change in deferred tax assets, net, equal to €1,891 million (with a positive contribution of €1,280 million in 2004 compared to a negative contribution of €611 million in 2003);

•	€111 million for the decrease in the payment of employee termination indemnities (from €251 million in 2003 to €140 million in 2004); and

•	a €1,041 million increase in the contribution of the change in operating assets and liabilities, which increased cash from operating activities by €49 million in 2003 and by €1,090 million in 2004.

Such effects were largely offset by:

•	the lower levels of net income before minority interests (€1,902 million of net income before minority interest in 2004 compared to a net income of €2,428 million in 2003), a decrease of €526 million;

•	the decrease in the levels of depreciation and amortization of €133 million (from €6,779 million in 2003 to €6,646 million in 2004);

•	€297 million attributable to the increase in gain on disposal of tangible assets and other investments (from a loss of €139 million in 2003 to a gain of €158 million in 2004);

•	the lower levels of write-downs of tangible assets and other investments (from €1,188 million in 2003 to €635 million in 2004), a decrease of €553 million; and

•	a €11 million decrease in provision for employee termination indemnities (from €200 million in 2003 to €189 million in 2004).

2003 compared to 2002

The increase in 2003 compared to 2002 of €106 million was primarily due to:

•	higher levels of net income before minority interests (€2,428 million of net income before minority interest in 2003 compared to a net loss before minority interest of €306 million in 2002), an increase of €2,734 million;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a decrease in change in deferred tax assets, net equal to €2,225 million (with a negative contribution of €611 million in 2003 compared to a negative contribution of €2,836 million in 2002); and

•	€2,382 million attributable to the decrease in gains on disposal of tangible assets and other investments (from a gain of €2,243 million in 2002 to a loss of €139 million in 2003).

Such effects were largely offset by:

•	the decrease in the levels of depreciation and amortization of €448 million (from €7,227 million in 2002 to €6,779 million in 2003);

•	the lower levels of write-downs of tangible assets and other investments (from €4,387 million in 2002 to €1,188 million in 2003), a decrease of €3,199 million;

•	a €16 million decrease in provision for employee termination indemnities (from €216 million in 2002 to €200 million in 2003) and €64 million for the increase in the payment of employee termination indemnities (from €187 million in 2002 to €251 million in 2003); and

•	a €3,508 million decrease in the contribution of the change in operating assets and liabilities, which increased cash from operating activities by €3,557 million in 2002 and by only €49 million in 2003, mainly as a result of the provisions recorded in 2002 to the reserve for the put option on SEAT shares (€1,942 million) and the reserve for risks and charges related to Aria—Is TIM (€850 million).

Net Cash Provided by (used in) Investing Activities.    Net cash provided by (used in) investing activities was a net cash use of €2,637 million in 2004 and €9,193 million in 2003 compared to net cash provided of €840 million in 2002.

2004 compared to 2003

The net cash use of €2,637 million in 2004 compared to a net cash use of €9,193 million in 2003 was principally due to:

•	capital expenditures that amounted to €5,335 million in 2004 (€4,894 million in 2003); in 2004 capital expenditures included €3,320 million of investments in tangible assets (€3,111 million in 2003) and €2,015 million of additions to intangible assets (€1,783 million in 2003);

•	additions to other investments that decreased by €541 million from €694 million in 2003 to €153 million in 2004;

•	cash paid for tender offers of €5,274 million as a cash use in 2003 for the voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares made in connection with the Merger;

•	net change in marketable securities with a positive contribution of €2,665 million in 2004 compared to a negative contribution of €1,497 million in 2003;

•	the decrease in the proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of, by €2,987 million from €2,997 million in 2003, as a result of the disposal of New SEAT, to €10 million in 2004; and

•	the decrease by €162 million in the proceeds from sale or redemption value of tangible and intangible fixed assets, and other investments (from €768 million in 2003 to €606 million in 2004).

2003 compared to 2002

The net cash use of €9,193 million in 2003 compared to net cash provided of €840 million in 2002 was principally due to:

•	capital expenditures that amounted to €4,894 million in 2003 (€4,901 million in 2002); in 2003 they included €3,111 million of addition to tangible assets (€3,291 million in 2002) and €1,783 million of additions to intangible assets (€1,610 million in 2002);

•	additions to other investments that decreased by €869 million from €1,563 million in 2002 to €694 million in 2003;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a cash use in 2003 of €5,274 million for the voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares made in connection with the Merger;

•	net change in marketable securities with a negative contribution of €1,497 million in 2003 compared to a positive contribution of €1,909 million in 2002;

•	the increase in the proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of, by €2,964 million (from €33 million in 2002 compared to €2,997 million in 2003) mainly as a result of the disposal of New SEAT; and

•	the decrease by €4,968 million in the proceeds from sale or redemption value of tangible and intangible fixed assets, and other investing activities (from €5,736 million in 2002 to €768 million in 2003).

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was a net cash use of €5,150 million in 2004, a net cash use of €182 million in 2003 compared to a net cash use of €9,762 million in 2002.

Net cash used in financing activities in 2004 reflected mainly the following:

•	a reduction in short-term debt of €8,586 million, from €10,613 million at December 31, 2003 (including current portion of long-term debt of €9,289 million) to €2,027 million (including current portion of long-term debt of €1,364 million) at December 31, 2004. The reduction of short term debt was primarily attributable to the repayment of such debt with the proceeds from issuance of new long-term debt as well as free cash flow from operations;

•	an increase of €5,965 million in long-term debt, from €30,852 million at December 31, 2003 to €36,817 million at December 31, 2004, mainly due to the issue of new notes; and

•	the 2004 payment of dividends on income and reserves of €2,780 million.

As of December 31, 2004, cash and cash equivalents, marketable securities and financial receivables under current assets were €9,878 million (€8,482 million as of December 31, 2003).

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

Net cash used in financing activities in 2002 reflected mainly the following:

•	a decrease in short-term debt of €2,245 million, from €9,072 million at December 31, 2001 (including current portion of long-term debt of €1,939 million) to €6,827 million (including current portion of long-term debt of €3,450 million) at December 31, 2002;

•	a decrease of €3,943 million in long-term debt, from €37,747 million at December 31, 2001 to €33,804 million at December 31, 2002; and

•	the 2002 payment of dividends of €3,668 million.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.7.2    CAPITAL RESOURCES

Gross Financial Debt

On a consolidated basis, at December 31, 2004 our outstanding long-term debt was €36,817 million (€30,852 million at December 31, 2003) and our short-term debt was €2,027 million (including current portion of long-term debt of €1,364 million) compared to short-term debt of €10,613 million at December 31, 2003 (including current portion of long-term debt of €9,289 million). Interest on our gross financial debt totalled €2,058 million in 2004 compared with €2,173 million in 2003.

In 2004, the decrease of €2,621 million in gross financial debt (from €41,465 million at December 31, 2003 to €38,844 million at December 31, 2004) was principally due to the greater amount of long-term debt repayments compared with the incurrence of new long-term debt, the cancellation of own notes (€1,105 million) and a decrease in short-term debt repaid with the proceeds of debt issuances and cash from operating activities.

As of December 31, 2004 approximately 79% of our long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Japanese Yen and Chilean Pesos.

The following table sets out the currency composition of our gross financial debt:

	As of December 31,
	2004						2003
	Euro	%	Foreign currency	%	Total	%	Total	%
	(millions of euro, except percentages)
Medium/long-term debt	28,985	95	7,832	95	36,817	95	30,852	74
Short-term debt	1,608	5	419	5	2,027	5	10,613	26

Total gross financial debt	30,593	100	8,251	100	38,844	100	41,465	100

In 2004, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt increased from 74% to 95%. At December 31, 2004 approximately 30% of the long-term debt (including current portion) carried a floating rate.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. To this effect, we issue long-term debt in the capital markets under, among others, the Telecom Italia Euro Medium Term Note Program, the Olivetti EMTN Program and the Old Telecom Italia Global Note Program, the net proceeds of which have been used to repay short-term debt.

As of December 31, 2004 notes and bonds outstanding amounted to €35,232 million (€37,365 million at December 31, 2003) a decrease of €2,133 million, mainly as a result of new issues, the proceeds of which were used, together with cash resources, to repay long-term debt falling due during 2004.

In 2004, Telecom Italia S.p.A. issued four new series of notes under its €10 billion Euro Medium Term Note Program:

•	on January 29, 2004 in the principal amount of €3.000 million, divided into three tranches:

•	notes 2004-2007 in the principal amount of €1,000 million with a quarterly coupon indexed to the Euribor 3-month rate plus 0.33%, issue price 99.927%, maturing on October 29, 2007;

•	notes 2004-2011 in the principal amount of €750 million with an annual fixed-rate coupon of 4.50%, issue price 99.56%, maturing on January 28, 2011; and

•	notes 2004-2019 in the principal amount of €1,250 million with an annual fixed-rate coupon of 5.375%, issue price 99.07%, maturing on January 29, 2019;

•

on April 8, 2004, notes in the principal amount of €110 million, issued at par, with a quarterly coupon indexed to the Euribor 3-month rate plus 0.60%, maturing on March 30, 2009. Such notes were subscribed in full, by way of a private placement, by one investor;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	on June 24, 2004, notes in the principal amount of GBP 850 million (€1,205 million) with an annual fixed-rate coupon of 6.375%, issue price 98.85%, maturing on June 24, 2019;

•

on November 23, 2004 notes in the principal amount of €120 million, issued at par, with a quarterly coupon indexed to the Euribor 3-month rate plus 0.66%, maturing on November 23, 2015. Such notes were subscribed in full by way of a private placement.

Moreover, on October 6, 2004 Telecom Italia Capital S.A., a wholly owned subsidiary of Telecom Italia S.p.A., issued fixed-rate multi-tranche notes in U.S.$ in the principal amount of U.S.$3,500 million, with a full and unconditional guarantee by Telecom Italia S.p.A.. Such notes were divided into three tranches:

•	notes 2004-2010 in the principal amount of U.S.$1,250 million (€918 million) with an annual fixed-rate coupon of 4%, issue price 99.732%, maturing on January 15, 2010;

•	notes 2004-2014 in the principal amount of U.S.$1,250 million (€918 million) with an annual fixed-rate coupon of 4.95%, issue price 99.651%, maturing on September 30, 2014; and

•	notes 2004-2034 in the principal amount of U.S.$1,000 million (€734 million) with an annual fixed-rate coupon of 6%, issue price 99.081%, maturing on September 30, 2034.

Furthermore, on November 9, 2004 the Board of Directors of Telecom Italia authorized, under the Euro Medium Term Note Program, the issue of non-convertible notes for a maximum amount of €4.9 billion to be completed by the end of 2006, and agreed to fully guarantee further notes issues by Telecom Italia Capital S.A. up to a maximum amount of U.S.$5 billion.

In 2004 Telecom Italia also sold notes related to the 2002-2022 bond reserved for subscription by the employees of the Group for an equivalent face value of €0.7 million. In accordance with the bond indenture, the Company is the counterpart required for the purchases made by the holders of this category of securities.

The bond issues and new medium-long term debt financing were used to refinance all debt maturities in the years 2005 and 2006, in accordance with the Telecom Italia Group’s target of ensuring adequate resources in advance of debt maturing in the following 12/18 months, allowing the Telecom Italia Group to maintain a margin of liquidity. The above mentioned note issues also allowed the Telecom Italia Group to take advantage of favourable interest rates and credit spreads, and to diversify in markets, instruments and maturities, principally in the three primary markets of the Telecom Italia Group (Euro, Pound Sterling and U.S. Dollars).

Notes and bonds due to third parties issued by companies of the Telecom Italia Group do not contain any financial covenants or clauses which would force the notes to be repaid at an earlier date as a result of events other than the insolvency of the Telecom Italia Group; furthermore, the reimbursements of the notes and the interest payments are not supported by specific guarantees, or commitments related to the guarantees assumption as provided, except for the guarantees granted by Telecom Italia for notes issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

On October 14, 2004 Telecom Italia Capital S.A. completed the exchange offer of:

•

the notes issued on October 29, 2003 (not registered at the Securities and Exchange Commission—SEC) in the principal amount of U.S.$4 billion, divided into three tranches (Series A, Series B and Series C); and

•	newly-issued notes registered with the SEC.

The newly-issued notes were registered under the United States Securities Act of 1933 and have the same terms and conditions as those of the corresponding unregistered notes. Both issuances are unconditionally guaranteed by Telecom Italia. The amount exchanged at the closing of the offering was equal to U.S.$3,957,588,000, of which U.S.$985,926,000 related to the Series A Notes U.S.$1,972,460,000 related to the Series B Notes and U.S.$999,202,000 related to the Series C Notes. That amount represents approximately 98.94% of the principal amount of notes issued on October 2003.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In 2004 notes and bonds were repaid representing an aggregate principal amount of €7,800 million, of which:

•	on January 1, 2004, €1,331 million of convertible notes 2001-2004 issued by Telecom Italia S.p.A.;

•	on March 19, 2004, €385 million of zero-coupon convertible notes 2002-2004 issued by Olivetti Finance N.V. S.A. and guaranteed by Telecom Italia S.p.A.;

•	on March 22, 2004, €1,500 million of floating-rate notes issued by Telecom Italia S.p.A., originally maturing on June 21, 2005, repaid early, at par, in accordance with a resolution approved by Telecom Italia Board of Directors on February 17, 2004;

•	on April 20, 2004, €1,000 million of floating-rate notes issued by Telecom Italia Finance S.A. (originally Sogerim) and guaranteed by Telecom Italia S.p.A.;

•	on July 30, 2004, €3,550 million of fixed-rate notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) and guaranteed by Telecom Italia S.p.A.; and

•	€30 million relating to notes and bonds issued by Entel Chile.

The notes 2002-2005 issued by Telecom Italia Finance S.A., (originally Olivetti Finance N.V.S.A.) in the principal amount of €500 million with a quarterly coupon indexed to the Euribor 3-month rate plus 130 basis points, provide for the extension of the maturity date at the option of the note holder. The option allows the note holder to extend the maturity for successive periods of 21 months up to a total maximum term of 10 years (final due date March 14, 2012).

Note holders of €283,000 elected not to extend the bond maturity beyond March 14, 2005. With respect to the remaining principal amount of notes of €499,717,000, Telecom Italia Finance S.A. issued a new bond “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with a maturity date December 14, 2006.

On March 26, 2004 €850 million principal amount of notes issued by Olivetti Finance N.V. S.A. were cancelled after their buy-back. These notes included €650 million of notes issued by Olivetti Finance N.V.S.A. (originally Olivetti International Finance N.V.) in the principal amount of €4,200 million (the residual amount of €3,550 million was repaid in July 2004) and €200 million of floating-rate notes issued by Olivetti Finance N.V.S.A. maturing on February 2005 (consequently the debt was completely cancelled).

Since July 2004, Telecom Italia Finance S.A., a wholly-owned subsidiary of Telecom Italia S.p.A., repurchased bonds with a face value of €255 million related to the notes originally issued by Sogerim (merged in 2002 into Telecom Italia Finance S.A.) in the principal amount €3,000 million with an annual fixed-rate coupon of 6.375%, maturing on April 20, 2006: consequently the remaining outstanding debt is equal to €2,745 million.

On March 30, 2004 a new credit facility of €6.5 billion with a three year maturity was signed. This new credit facility replaced the Revolving Credit Facility (divided into two tranches: Tranche D of €4.5 billion maturing on April 2004 and Tranche E of €2.0 billion maturing on April 2006) entered into by Olivetti in connection with the Merger. The new credit facility does not contain any financial covenants, does not place any constraints on how we operate our business and the commitment undertaken by the banks guarantees the unconditional availability of the credit facility.

On December 8, 2004 Telecom Italia entered into a €12 billion Term Loan Facility, granted by a pool of domestic and international banks: this loan was used to finance the consideration (partially paid with Telecom Italia’s own funds) of Telecom Italia’s voluntary partial cash tender offer for TIM ordinary shares and the voluntary cash tender offer for all TIM savings shares. The Term Loan Facility is divided into three tranches, with different maturities and with the option for Telecom Italia to extend the maturity of the first two tranches:

•	Tranche A of €3,000 million, maturing in 12 months, extendable for further 12 months;

•	Tranche B of €6,000 million, maturing in 36 months, extendable for further 9 months;

•	Tranche C of €3,000 million, maturing in 60 months.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of the date hereof €9,000 million of this Term Loan Facility is outstanding, as Tranche A was repaid with cash from operating activities and cancelled. See “Item 8. Financial Information—8.2 Unaudited Condensed Consolidated Pro Forma Financial Data”.

Our debt due to banks was €1,830 million at December 31, 2004 (€2,460 million at December 31, 2003), of which €800 million (€1,278 million at December 31, 2003) was short-term debt, including the current portion of long-term debt.

As of December 31, 2004 the amount of unutilized bank lines of credit of Telecom Italia Group was €20,880 million (€9,110 million at December 31, 2003), of which €6.5 billion related to the New Credit Facility and €12 billion to the Term Loan Facility (see “—5.7.2 Capital Resources—Bank Facilities”). Approximately 99% of our lines of credit was denominated in Euro and had varying interest rates. Of the total amount, €18,998 million were Telecom Italia S.p.A. unutilized bank lines of credit (€6,153 million at December 31, 2003). Since December 31, 2004 we have utilized in full the Term Loan Facility as described above and reduced the Term Loan Facility to €9 billion.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which Telecom Italia has:

•	guarantee contracts required to be initially recorded at fair value under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45);

•	retained or contingent interests in transferred assets;

•	any obligation under derivative instruments classified as equity; or

•	any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

As of December 31, 2004, Telecom Italia has the following items that are considered to be off-balance sheet.

As of December 31, 2004, the Telecom Italia Group had purchase commitments related mainly to:

•	€4,080 million for future lease obligations ranging between 9 to 21 years on buildings;

•	€134 million for the orders to Telenergia’s suppliers relating to the agreement to supply electrical energy reached with the Società Endesa Italia for the three-year period 2004-2006; and

•	€19 million for the option right granted to Finsiel for the sale of the stock (30.20%) held in Value Team (former Webegg S.p.A.), which can be exercised between June 30, 2008 and March 31, 2009.

As of December 31, 2004, the Telecom Italia Group has given guarantees of €1,386 million, mainly consisting of sureties provided by Telecom Italia and TIM on behalf of affiliated companies. The most significant of these relate to the indebtedness of Avea I.H.A.S. (our Turkish mobile affiliate resulting from the merger between Is TIM and Aycell), that is guaranteed by TIM for €454 million. Remaining guarantees consist of medium/long-term loan transactions and guarantees for bids to acquire TLC licenses abroad.

Telecom Italia has also issued support letters totaling €165 million on behalf of affiliated companies to guarantee insurance policies, lines of credit arrangements and overdraft agreements with financial institutions.

See also Note 18 of Notes to Consolidated Financial Statements included elsewhere herein for a further discussion of commitments and contingencies.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Contractual Obligations and Commitments

In accordance with the requirements of Form 20-F, we describe our contractual obligations and commitments in the table below. However, our future cash flow prospects cannot solely be assessed on the basis of such obligations.

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. As of December 31, 2004 the amounts payable are as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009	After 2009	Total
	(millions of Euro)
Notes and bonds	806	6,311	4,100	2,487	3,964	17,564	35,232
Loans and other debt	538	376	834	150	30	892	2,820
Finance lease	20	19	19	17	13	41	129

Total long-term debt	1,364	6,706	4,953	2,654	4,007	18,497	38,181

Rental obligations to IM SER60, TIGLIO I, TIGLIO II, FMP Italy 1 (formerly Ireos) (1)	264	264	264	264	264	2,760	4,080

Total contractual obligations and commitments	1,628	6,970	5,217	2,918	4,271	21,257	42,261

(1)	Aggregate contractual rental payments due between 9 and 21 years.

The table does not include short-term financial debt of €663 million (excluding current portion of long-term debt) outstanding at December 31, 2004, nor does it include the €9 billion of bank debt outstanding under the Term Loan Facility and borrowed in connection with the TIM Acquisition, as the payment of the total consideration for the cash tender offers part of the TIM Acquisition was made in January 2005 and the drawdown under the Term Loan Facility was made after December 31, 2004.

Total long-term debt of €1,364 million, €18,320 million and of €18,497 million is scheduled to become due for repayment during 2005, in the years 2006-2009 and beyond, respectively.

See also Note 18 of Notes to Consolidated Financial Statements for a description of derivatives.

For a discussion of our capital expenditures in 2002, 2003 and 2004 and the Telecom Italia Group’s proposed capital expenditure commitments over the next three years, see “—5.7.3 Capital Expenditures”.

Net Financial Debt

On a consolidated basis, at December 31, 2004, Net Financial Debt was €29,525 million compared to €33,346 million at the end of 2003 (a decrease of €3,821 million). Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes that Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business and financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business and financial targets. Telecom Italia management monitors the Net Financial

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Debt and leverage or similar measures as reported by the other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

The following chart summarizes the major components which had an impact on the change in Net Financial Debt during 2004 (in millions of euro):

In particular:

•	financial investments and differences on consolidation equal to €583 million refer to financial transactions involving investments in subsidiaries and affiliated companies including long-term investments and loans of €153 million (including Etec S.A. Cuba for €26 million and Sky Italia for €55 million) and differences on consolidation for €430 million (including the purchase of the 40% stake in Finanziaria Web from De Agostini Group for €325 million and the purchase of the remaining stake of the Venezuelan subsidiary Digitel for €95 million);

•	repayments of loans classified as long-term investments and disposal of tangible and intangible fixed assets and long-term investments of €616 million, make reference to:

•	sales of quotas/share disposals of Sky Italia (€88 million), Euskatel (€14 million), CIPI (€10 million), Cirsa (€31 million), Mirror (€73 million as disposal and €2 million as loan reimbursement), Netco Redes (€30 million) and Pirelli & C. Real Estate (€24 million);

•	proceeds from Tiglio I and Tiglio II as shareholder loan reimbursement and distribution of reserves (€104 million); and

•	other disposals/repayments of loans under long-term investments and disposals of intangible fixed/tangible assets (€240 million).

Furthermore, securitization and factoring arrangements led to an improvement in consolidated Net Financial Debt as of December 31, 2004 of €1,824 million (€1,201 million as of December 31, 2003), of which €786 million (€851 million as of December 31, 2003) was due to the securitization program.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

A reconciliation of Net Financial Debt with the financial statement line items is presented in the table below.

	As of December 31,
	2004			2003
	Maturing		Total	Total
	within 12 months	Beyond 12 months
	(millions of euro)
Notes and bonds	3	29,637	29,640	30,053
Convertible notes	803	4,789	5,592	7,312

Total notes and bonds	806	34,426	35,232	37,365

Debt to banks	800	1,030	1,830	2,460
Debt to other financial institutions	318	1,305	1,623	1,012
Payables to controlled and affiliated companies	9	15	24	42
Suppliers	3	1	4	9
Other	91	40	131	577

Total other financial payables	1,221	2,391	3,612	4,100

Total gross financial debt	2,027	36,817	38,844	41,465

Cash and cash equivalents:
Bank and postal accounts	(8,558)	—	(8,558)	(4,870)
Cash and valuables on hand	(4)	—	(4)	(7)
Receivables for securities held under reverse repurchase agreements	(2)	—	(2)	(60)
Marketable securities (*)	(932)	—	(932)	(2,719)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(382)	—	(382)	(826)

Total cash and cash equivalents, marketable securities and financial receivables under current assets	(9,878)	—	(9,878)	(8,482)

Financial prepaid expense/deferred income, net and accrued financial income/expense, net	841	(282)	559	363

Net Financial Debt (1)	(7,010)	36,535	29,525	33,346

(*)	As of December 31, 2004, marketable securities include: Euro commercial papers (€328 million), own notes (€163 million), notes and bonds (€399 million) and other securities (€42 million). As of December 31, 2003, marketable securities include: Euro commercial papers (€735 million), own notes (€1,341 million), notes and bonds (€583 million) and other securities (€60 million).

(1)	Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business and financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2004, we had cash and cash equivalents, marketable debt securities and financial accounts receivable in excess of €9,878 million (€8,482 million at December 31, 2003). These liquid assets were invested as follows:

•	Deposits (€8,114 million):

•

Maturities. €7,957 million with a maximum maturity of two months (of which €7,852 maturing at the end of January 2005), while the remainder, represented by deposit certificates immediately marketable for sale, consisted of liquid assets invested by subsidiaries in Brazil and Bolivia;

•	Counterpart Risk. Deposits were made with leading banks and financial institutions with high credit rating. In particular, €7,885 million of deposits are with counterparties rated A or better;

•

Country Risk. The geographic location of the deposits is divided as follows: €7,664 million in Europe (principally in London), €148 million in the United States and €302 million in South America (deposits of the subsidiaries in Brazil, Chile and Bolivia).

•	Euro Commercial Paper (€328 million): maximum maturity of one month. All the issuers have an AAA/AA rating and are localized in Europe.

•

Notes and bonds and other securities amounting to €441 million (of which €431 million as investments made by Telecom Italia Finance S.A.) refer to notes issued by counterparties with ratings A or better, and different maturities, but all with an active market and so easily marketable.

We believe that these financial assets together with our bank facilities will make it possible to meet our debt obligations maturing in 2005 and 2006, as detailed below. Since we used a significant amount of this liquidity in connection with the TIM tender offer and as a result of the TIM Acquisition, our Net Financial Debt has increased significantly since December 31, 2004 as a result of the borrowing under the Term Loan Facility, the use of cash to purchase TIM ordinary shares and savings shares as part of the voluntary cash offer and to repay a portion of the Term Loan Facility used to finance the cash tender offers (a repayment of €2.3 billion of such Term Loan Facility). For additional information please see “Item 8. Financial Information—8.2 Unaudited Condensed Consolidated Pro Forma Financial Data”.

	Financial debt maturing in 2005 and 2006
	Notes and Bonds	Loans, other debt and finance leases	Total
	(millions of euro)
Year 2005	806	558	1,364
Year 2006	6,311	395	6,706

Total	7,117	953	8,070

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

On October 10, 2003, as part of the plan to refinance short and long-term borrowings falling due, the board of directors of Telecom Italia authorized the creation of the Euro Medium Term Note Program up to a maximum amount of €10 billion. These notes can be issued by Telecom Italia and/or its subsidiary Telecom Italia Finance, with a guarantee by Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2004, total notes and bonds amounted to €35,232 million (€37,365 million at December 31, 2003) and consisted of the following:

•	convertible and exchangeable notes of €5,592 million (€7,312 million at December 31, 2003), detailed as follows:

Original Currency	Amount (million)	Coupon	Convertible/ exchangeable into shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.:
Euro	2,825	1.50%	TI S.p.A.	11/23/01	01/01/10	100

Convertible / exchangeable notes issued by Telecom Italia Finance S.A. guaranteed by Telecom Italia S.p.A.:
Euro	803	1.00%	TI S.p.A.	11/03/00	11/03/05	100
Euro	1,964	1.00%	TIM / TI Media / Seat Pagine Gialle	03/15/01	03/15/06	100

Total	5,592

•	notes and bonds of €29,640 million (€30,053 million at December 31, 2003), detailed as follows:

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%	02/01/02	02/01/07	99.841
Euro	1,000	1,000	Euribor 3 months + 0.33%	01/29/04	10/29/07	99.927
Euro	110	110	Euribor 3 months + 0.60%	04/08/04	03/30/09	100
Euro	750	750	4.500%	01/29/04	01/28/11	99.56
Euro	1,250	1,250	6.250%	02/01/02	02/01/12	98.952
Euro	120	120	Euribor 3 months + 0.66%	11/23/04	11/23/15	100
Euro	1,250	1,250	5.375%	01/29/04	01/29/19	99.07
GBP	850	1,205	6.375%	06/24/04	06/24/19	98.85
Euro	216	216	Euribor 6 months	01/01/02	01/01/22	100

Sub – Total		7,151

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	0.3	0.3	Euribor 3 months + 1.3%(d)	03/14/02	03/14/05	100
Euro	499.7	499.7	Euribor 3 months + 1.3%(d)	12/14/04	12/14/06	100
Euro	1,100	1,100	Euribor 3 months + 1.25%	05/29/02	01/03/06	99.456	(1)
Euro	2,745	2,745	6.375%(a)	04/20/01	04/20/06	99.937
Euro	1,750	1,750	6.500%	04/24/02	04/24/07	100.911	(1)
Euro	1,750	1,750	5.875%	01/24/03	01/24/08	99.937
Euro	1,500	1,500	5.15%(b)	02/09/99	02/09/09	99.633
Euro	2,350	2,350	6.575%(c)	07/30/99	07/30/09	98.649	(1)
Euro	2,000	2,000	7.250%(a)	04/20/01	04/20/11	99.214
Euro	1,000	1,000	7.250%	04/24/02	04/24/12	101.651	(1)
Euro	850	850	6.875%	01/24/03	01/24/13	99.332
JPY	20,000	143	3.550%	04/22/02	05/14/32	99.25
Euro	250	250	7.770%	08/09/02	08/09/32	100.2
Euro	800	800	7.750%	01/24/03	01/24/33	100.191	(1)
CHF	100	65	5.625%	06/12/86	06/12/46	99.000

Sub – Total		16,803

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	734	4.000%	10/29/03	11/15/08	99.953
USD	1,250	918	4.000%	10/06/04	01/15/10	99.732
USD	2,000	1,468	5.250%	10/29/03	11/15/13	99.742
USD	1,250	918	4.950%	10/06/04	09/30/14	99.651
USD	1,000	734	6.375%	10/29/03	11/15/33	99.558
USD	1,000	734	6.000%	10/06/04	09/30/34	99.081

Sub – Total		5,506

Notes and bonds issued by Entel Chile
CLP-UF(2)	136,097	180	From 5.96% to 8.06%	From 2000 to 2002	From 2005 to 2023

Sub – Total		180

Total		29,640

•	Note (a), (b), (c) and (d): see the next paragraph “Rating Triggers”.

(1)	Issue average price for multi-tranche notes and bonds.

(2)	UF = Accounting unit indexed to a basket of currencies.

Rating Triggers

Certain of the notes and bonds we have issued provide certain protections for the investors in the event that our debt ratings are downgraded.

The ratings assigned to Telecom Italia as of the date hereof by the various agencies are the following:

Standard & Poor’s:	BBB+	stable outlook
Moody’s:	Baa2	stable outlook
Fitch IBCA:	A-	negative outlook

A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a) Telecom Italia Finance S.A. Notes:

•	€2,745 million, 6.375% interest, maturing April 2006

•	€2,000 million, 7.25% interest, maturing April 2011

These notes carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds would cause an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate notes) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period would have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/step-down will only be applied when the rating at the end of a coupon period is different from the rating at the end of the previous coupon period.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As a result, these notes (the original interests were 6.125% and 7%, respectively) are currently subject to a 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of both fixed rate notes, the increase has been applied beginning with the interest period which started in April 2004; consequently, the coupon is 6.375% for the notes due in April 2006 and 7.25% for the notes due in April 2011.

(b) Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009.

These notes carry protection for investors which would be triggered only by a downgrade in the minimum rating (among those assigned by the various agencies, specifically in reference to the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon is fixed; once fixed, changes in the minimum rating during the interest period have no effect on the coupon to be paid, and will only have impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, carrying the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.5% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

(c) Telecom Italia Finance S.A. Notes: €2,350 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, specifically the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid effectively will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa1/BBB+, 0.15% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the current coupon.

According to this mechanism, since October 2000 (date of the introduction of the mentioned mechanism) the original coupon increased by 0.45% (reaching the current 6.575%).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Future upgrades/downgrades in the minimum rating could cause decreases/increases in the coupon according to the mechanism described above.

(d) Telecom Italia Finance S.A. Notes: €500 million, Euribor 3-month + 1.3% interest, maturing March 2005

These notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) give the note holder the option to extend the maturity of the Notes. This option permits the note holder to extend the maturity for successive periods of 21 months up to a total maximum term of 10 years (final due date March 14, 2012).

Note holders representing €283,000 principal amount of notes elected not to extend the maturity beyond March 14, 2005. The remainder representing the principal amount of €499,717,000 received a new bond named “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with a maturity date December 14, 2006.

This new bond has the same characteristics of the previous one, but a new ISIN Code and Common Code.

Financial covenants / other covenants / other features

The notes and bonds summarized above do not contain financial covenants or covenants which would force the notes to be repaid in advance as a result of events other than the insolvency of Telecom Italia Group.

For example, there are no clauses which would cause the notes to be repaid due to a downgrade in the ratings below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or other structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

The notes issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, in the amount of U.S.$4,000 million, carried a covenant which obliged Telecom Italia Capital S.A. and Telecom Italia to complete an exchange offer registered with the SEC in order to allow investors to exchange the notes originally purchased with notes listed and freely marketable without restrictions. The exchange offer was completed on October 14, 2004.

New notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia, in the amount of U.S.$3,500 million, carry a similar covenant which obliges Telecom Italia Capital S.A. and Telecom Italia to complete an exchange offer registered with the SEC. If Telecom Italia Capital S.A. should not complete the required exchange offer on or before October 31, 2005, the coupon will be increased by 0.50% until the exchange offer is completed.

Bank Facilities

On March 30, 2004, Tranche D (€4,500 million), maturing on April 2004, and Tranche E (€2,000 million), maturing on April 2006, of the Revolving Credit Facility signed in April 2003 were replaced by a New Credit Facility of €6.5 billion with a three year maturity. The facility does not contain any financial covenants and does not place any constraints on how we operate our business.

The agreement includes customary representations and warranties and events of default for a revolving credit agreement of this type. However, according to the terms of the agreement, Telecom Italia Group is not required to represent that there has been no material adverse change in the business or financial condition of Telecom Italia Group at the time of any drawdown.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Term Loan Facility

On December 8, 2004 Telecom Italia entered into the €12 billion Term Loan Facility, granted by a pool of domestic and international banks, led by JP Morgan as Global Coordinator and Underwriter and Banca Intesa, MCC, Mediobanca and Unicredit Italiano as Mandated Lead Arrangers and Underwriters: this Loan was used to finance the cash requirements (partially paid with Telecom Italia’s own liquid resources) of Telecom Italia’s cash tender offer for TIM ordinary shares and for TIM savings shares as part of the TIM Acquisition.

The Term Loan Facility is divided into three tranches aggregating €12 billion, with different maturities and with the option for Telecom Italia to extend the maturity of the first two tranches:

•	Tranche A of €3,000 million, maturing in 12 months, extendable for further 12 months;

•	Tranche B of €6,000 million, maturing in 36 months, extendable for further 9 months;

•	Tranche C of €3,000 million, maturing in 60 months.

On January 28, 2005, following the result of the tender offer, the Term Loan Facility was drawn for a total amount of €11.3 billion and €0.7 billion of Tranche A partially cancelled.

On February 11, 2005 the Tranche A was repaid in advance with cash from operating activities for the residual amount of €2.3 billion and cancelled. After such date, a total amount of €9 billion remains outstanding under the Facility.

Debt to Equity Ratio.    The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to total stockholders’ equity (including minority interests), was 149.0% and 162.0% as of December 31, 2004 and December 31, 2003, respectively.

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

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.7.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures based on the organization by Business Unit/Corporate Function at December 31, 2004.

	Year ended December 31,
	2002(1)	2003(1)	2004
	(millions of Euro)
Tangible assets:
Wireline(2)	1,837	1,497	1,299
Mobile(3)	1,075	1,244	1,621
South America(4)	200	116	145
Internet and Media(5)	28	32	27
IT Market(2)(6)	13	13	18
IT Group(2)	83	106	73
Olivetti Tecnost(7)	26	14	14
Other activities(2)(4)(8)	29	89	123

Total tangible assets(9)	3,291	3,111	3,320
Intangible assets (other than goodwill)(10)	1,610	1,783	2,015

Total capital expenditures(11)	4,901	4,894	5,335

(1)	The data relating to 2003 and 2002 have been reclassified and presented consistent with the 2004 presentation.

(2)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(3)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM with CANTV (Compania Anonima Nacional Teléfonos de Venezuela). On May 5, 2005, regulatory authorities in Venezuela decided not to grant authorization for the proposed sale. The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

(4)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other activities.

On January 24, 2005 Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A.. The transaction closed on March 29, 2005.

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

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

(6)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(7)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(8)	The data include the operations of the International Affairs Corporate Function, TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of operations items were consolidated for the first six months of 2002—as well as the financial companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

(9)	Capital expenditures in tangible assets are mainly related to local and long distance networks, exchange equipment, investment in subscribers’ equipment, radio and transmission equipment.

(10)	Intangible assets, other than goodwill, include investments such as software for telecommunications systems and licenses.

(11)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In the three years ended December 31, 2004, cash flows from operating activities (€11,444 million in 2004, €9,921 million in 2003 and €9,815 million in 2002) exceeded capital expenditures in tangible and intangible fixed assets (€5,335 million in 2004, €4,894 million in 2003 and €4,901 million in 2002).

The capital expenditures planned for the three years 2005-2007 will be approximately €14 billion. The breakdown by sector of activity is shown in the table below.

Approximate % of Capital Expenditures
Wireline	52%
Mobile	40%
Telecom Italia Media	1%
Other	7%

Over 70% of the total of our capital expenditures planned for the period 2005-2007 will be invested in new services and market innovation and development.

Wireline

The Wireline Business Unit is planning to invest approximately €7.3 billion of capital expenditures for the 2005–2007 period in order to continue the development of broadband services both in the domestic market and in other selected European countries (France, Germany and the Netherlands) and to invest in infrastructures and systems of innovation.

Mobile

The Mobile Business Unit is planning to invest approximately 30% of the €5.6 billion planned for the 2005–2007 period for international development, mainly in Brazil. It will continue the start-up of PCS operations and the GSM overlay in areas previously covered with the TDMA.

In Italy, TIM has planned the development of innovative services based on EDGE technology and UMTS.

Telecom Italia Media

Telecom Italia Media will focus its investments on its Television Business. In this sector, it is planned to develop “Digital Terrestrial Television”.

Item 5. Operating And Financial Review And Prospects	Research And Development Activities

5.8    RESEARCH AND DEVELOPMENT ACTIVITIES

The Group spent €151 million, €148 million and €137 million on research and development in 2002, 2003 and 2004 respectively. The Group also receives grants from research and development national and international programs.

TILAB performs both strategic research and research specifically requested by Group Companies that focuses on projects that are of critical interest for the individual Business Units and advances the Group’s technological leadership. Innovation is also carried out in specific areas in partnership with Pirelli Labs.

In 2004, an agreement between the Function TILAB and Olivetti Tecnost was reached for the sale of the projects and the research and development activities of Olivetti Tecnost.

TILAB’s activities are organized into the main innovative areas of interest of the Telecom Italia Group such as:

•	Business Applications & Services;

•	Service Platform innovation;

•	Access, Network & Terminals; and

•	Network Innovation.

Increasing attention to the opportunity of generating competitive advantages and creating value for the Telecom Italia Group was also pursued through the strategic management of the connections among research, Intellectual Property Rights (IPR) and business, with the aim of increasing the number of registered patents. In this context, in 2004, 86 new patents were filed of which 5 are jointly owned with Pirelli.

In 2004 TILAB’s research was based on three macro areas: Broadband Services, Mobile Services and Network Innovation.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

5.9    CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 2004—RECONCILIATION OF ITALIAN GAAP TO U.S. GAAP

During the three year period between 2002 to 2004 the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP, give rise to material differences in net income, shareholders’ equity and indebtedness when compared to Italian GAAP. In addition, adoption and application of certain U.S. GAAP accounting principles lead to material adjustments to U.S. GAAP net income and shareholders’ equity. In the course of 2002, 2003 and 2004, the following transactions and application of U.S. GAAP accounting principles have given rise to the most significant differences:

•	the Merger;

•	the differences in the accounting for the 2000 acquisition of SEAT, which required significant impairment charges when compared to Italian GAAP;

•	the significant number of acquisitions made by SEAT using its ordinary shares as consideration for such acquisitions;

•	the adoption of SFAS 142 under U.S. GAAP, which requires amortization of goodwill and indefinite lived intangibles be eliminated, and instead reviewed annually for impairment based on fair value;

•	the sale of certain real estate properties to IM.SER, at that time a wholly owned subsidiary of the Telecom Italia Group, the subsequent sale of 60% of IM.SER to third parties and the transfer of these interests and other real estate assets as part of the “Tiglio” transactions;

•	the restructuring of certain real estate properties within the Tiglio I and the Tiglio II framework;

•	fair value accounting for the various derivative positions of the Telecom Italia Group;

•	the substantial decrease in asset valuations in the telecom and Internet sectors in general;

•	the capitalization of interest expense based on the average value of the assets under construction, as opposed to the specific borrowings related to an asset;

•	the accounting for deferred income tax asset and liability recognition; and

•	the sale of certain equity investments in the satellite sector.

As a result of the foregoing transactions there are material differences for the three year period ended December 31, 2004 in reconciling Italian GAAP net income and stockholders’ equity to U.S. GAAP. The following is a discussion of the U.S. GAAP treatment of such transactions and the application of the described U.S. GAAP accounting principles and the impact on net income or loss and stockholders’ equity under Italian GAAP for the three year period ended December 31, 2004. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 27, 28 and 29 of the Notes to the Consolidated Financial Statements included elsewhere herein.

5.9.1    YEAR ENDED DECEMBER 31, 2004

Net income, net of minority interests

Under Italian GAAP, net income was €781 million in 2004, compared to net income of €1,541 million under U.S. GAAP. The increase in net income of €760 million in 2004 is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the Italian GAAP operating results. In 2004 there were no events that gave rise to significant new differences in accounting principles. However, there continued to be the impact from the differences generated in previous years. The most significant items affecting the current year results are as follows:

•

The continuing impact of the 2003 Merger. As discussed in Note 27 of the Notes to the Consolidated Financial Statements, the Merger has been accounted for as the acquisition of a minority interest under U.S. GAAP. Therefore the basis of accounting, including the exchange of Olivetti (now Telecom Italia) shares for Old Telecom Italia shares, has been determined on the basis of fair value, generating substantially higher amounts of intangibles, goodwill, other assets and shareholders’ equity compared

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

to Italian GAAP. Similar U.S. GAAP accounting treatment was also applied to Olivetti’s 1999 acquisition of control of Old Telecom Italia. As a result, these transactions gave rise to classes of assets, in particular other tangible and intangible fixed assets besides goodwill, that are being amortized. As discussed in Note 29(H) of the Notes to Consolidated Financial Statements, the Telecom Italia Group adopted the accounting and presentation requirements of SFAS 142 as of January 1, 2002 for accounting applicable to goodwill and indefinite-lived intangible assets. The requirements of SFAS 142 are such that goodwill and certain non-amortizing intangibles are no longer considered to be wasting assets. Instead, it is necessary to apply a fair value approach to goodwill on an annual basis. The continuing impact on the 2004 results of operations was an additional €363 million of pre-tax income. This amount is composed of various components, including the add-back of Italian GAAP amortization of goodwill (€1,373 million) offset by additional U.S. GAAP amortization expense of intangible assets not identified under Italian GAAP (€963 million) and the net effect of additional assets recognized and purchase accounting adjustments (a further reduction of €47 million in U.S. GAAP net pre-tax income).

•	The reversal of other non-Merger related acquisitions from prior years, which increased U.S. GAAP pre-tax income by €484 million.

•	The winding-up and liquidation of the Telecom Italia Group’s position in its satellite sector investment vehicle. For purposes of Italian GAAP, a proportionate share of the profit from the partial sale of the vehicle was recognized in 2001 upon the original sale. This gain was deferred for U.S. GAAP purposes as the vehicle continued to be consolidated. The liquidation of the Group’s position in the investment in 2004 resulted in an additional €183 million of pre-tax gain for U.S. GAAP purposes.

•	An additional €277 million in tax benefit due to i) charges related to differences between U.S. and Italian GAAP for the recognition of deferred tax adjustments of €359 million (see discussion below under “5.9.2 Year Ended December 31, 2003—Net Income, net of minority interests”) and ii) the tax benefit effect on the U.S. GAAP reconciling items of €636 million.

The foregoing increases were offset by:

•	For purposes of U.S. GAAP, the Telecom Italia Group recognized €148 million in additional pre-tax charges related to the reversal of the utilization of certain provisions which were recognized in 2004 under Italian GAAP.

•	Under U.S. GAAP, an additional €280 million of revenue was deferred to future periods, as opposed to Italian GAAP for which the revenue has been recognized in 2004.

Stockholders’ Equity, net of minority interests

Stockholders’ equity under Italian GAAP was €15,172 million at December 31, 2004, compared to €34,827 million for U.S. GAAP. The overall impact of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interests by €19,655 million. The principal differences are the following:

•	As described above and in Note 27 of the Notes to Consolidated Financial Statements, the positive effect of the Merger on total stockholders’ equity as of the end of 2004 was €24,341 million. This amount is primarily composed of two parts: the first is an additional €11,859 million of equity due to the additional goodwill from the Merger, and the second is an additional €12,322 million of additional purchase price allocated to intangible assets. This additional purchase price arose due to U.S. GAAP accounting principles which consider the fair value of the shares exchanged in the Merger that was not required under Italian GAAP.

•	The use of the purchase method of accounting related to other non-Merger related acquisitions, with a combined impact of an additional €355 million in stockholders’ equity.

•	The reversal of €848 million of other goodwill amortization related to other non-Merger related acquisitions.

•	The capitalization, and consequential increase in equity, of €351 million in prior year’s interest expense related to tangible and intangible fixed assets for construction in progress, in particular the infrastructure relating to TIM’s UMTS network. For U.S. GAAP purposes, the Telecom Italia Group capitalizes interest on the average amount of construction in progress throughout the year; however for Italian GAAP purposes only interest expense on specific borrowings related to tangible and intangible assets are capitalized.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

•	The deferral of €483 million of revenue previously recognized for Italian GAAP purposes.

•

The reduction of Italian GAAP equity equal to €206 million related to the fair value of outstanding derivatives, which for U.S. GAAP purposes are accounted for in the financial statements at fair value.

•

The inclusion in the U.S. GAAP equity of the cost of reacquired shares (treasury stock), which reduced U.S. GAAP equity by €393 million. For purposes of Italian GAAP these shares are classified as assets.

•

The reduction of stockholders’ equity by €4,743 million due to the differences in the recognition of additional tax assets and liabilities under U.S. GAAP, and the cumulative effect of deferred taxes on the U.S. GAAP reconciling items. Of significance, approximately €5,147 million of the deferred tax liabilities is principally in connection with the purchase accounting mentioned above and other business combinations.

Total liabilities under Italian GAAP were €56,748 million versus €67,789 million for U.S. GAAP. In particular, long-term debt was €39,257 million under U.S. GAAP at the end of 2004, versus €36,817 under Italian GAAP. The most significant difference in long-term debt is related to the ongoing treatment of the various real estate transactions entered into by the Telecom Italia Group. Telecom Italia has entered into a series of leasing arrangements whereby selected properties have been transferred to certain equity method investees. Prior to these arrangements Telecom Italia had owned these properties. Under Italian GAAP, the transfers of the assets and the subsequent lease agreements have been accounted for as a sale and operating lease. Under U.S. GAAP, the tangible assets remain on the balance sheet, with the lease agreements included in long-term debt. As discussed in the Notes to Consolidated Financial Statements, under U.S. GAAP these transactions added approximately €2,147 million in additional debt to the U.S. GAAP balance sheet versus Italian GAAP, and an additional €1,655 million in tangible assets.

Additional differences are due to the inclusion of an additional €4,743 million in deferred tax liabilities under U.S. GAAP and €272 million due to the additional liability associated with the fair value of the existing derivative contracts.

5.9.2    YEAR ENDED DECEMBER 31, 2003

Net Income, net of minority interests

Under Italian GAAP, net income was €1,192 million, compared to €1,841 million under U.S. GAAP. The increase in net income of €649 million is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2003 are described below:

•

The total adjustment deriving from the application of SFAS 142 in 2003 as described above was €268 million (which includes the amortization of goodwill under Italian GAAP and is net of the reversal of accumulated amortization of goodwill pertaining to New SEAT, reclassified to discontinued operations). For U.S. GAAP purposes, applying SFAS 142, this amount has been reversed, increasing operating income under U.S. GAAP by the same amount.

•

The accounting principle differences whereby the Merger has been accounted for as the acquisition of a minority interest under U.S. GAAP as described above accounted for approximately €1,030 million in additional income gross of taxes in 2003.

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

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

•	In 2003, for Italian GAAP purposes, Olivetti (now Telecom Italia) recognized an additional tax benefit of €1,266 million related to the write-down taken in the tax basis of the investment in Old Telecom Italia in 2002. The tax benefit arising from this write-down (totaling €2,397 million) was not fully recognized in the Italian GAAP financial statements of Olivetti at December 31, 2002, as the use of the tax benefit was subject to, among other things, the completion of the Merger. However, for U.S. GAAP purposes, the Merger was considered to be a tax planning strategy that would, more likely than not, allow the recognition of the tax asset. Therefore, for U.S. GAAP accounting purposes the entire deferred tax asset was recognized in the 2002 U.S. GAAP net income.

•	As a result of the sale of New SEAT in August 2003, the activities of New SEAT are treated as a discontinued operation for U.S. GAAP. During 2003 there were significant U.S. GAAP adjustments relating to New SEAT which are the results of transactions which are described in more detail in the discussion for the year ended December 31, 2002.

In the U.S. GAAP based financial statements, a total of €437 million of U.S. GAAP adjustments have been reclassified to discontinued operations, reflecting the net positive effect of the cumulative U.S. GAAP adjustments from entities (New SEAT, Digitel and Finsiel) meeting the discontinued operations accounting treatment. There were no differences beyond presentation between this item and Italian GAAP.

Stockholders’ Equity, net of minority interests

Stockholder’s equity under U.S. GAAP at December 31, 2003 was €35,067 million, compared to €16,092 million under Italian GAAP. The overall impact of the U.S. GAAP adjustments was to increase stockholders’ equity net of minority interests by €18,975 million.

Total assets as of December 31, 2003 under Italian GAAP were €80,501 million, compared to €108,233 million included in the U.S. GAAP balance sheet, an increase under U.S. GAAP in total assets of €27,732 million. The difference can be attributed to the following:

•	As described above and in Note 27 of the Notes to Consolidated Financial Statements, the differences in accounting principles for the acquisition of the minority interests in Old Telecom Italia, in particular the valuation of Olivetti (now Telecom Italia) shares exchanged for the Old Telecom Italia minority interests’ shares, increased the book value of the U.S. GAAP equity by €23,948 million. Approximately €17,927 million of this increase came from the value of the shares exchanged, which for Italian GAAP purposes have not been accounted for at fair value.

•	Approximately €364 million related to the capitalization of interest expense on construction in progress.

•	For purposes of U.S. GAAP, the Telecom Italia Group has not amortized goodwill since January 1, 2002. The effect on shareholders’ equity has been an increase of €364 million compared to Italian GAAP shareholders’ equity.

•	For purposes of U.S. GAAP, the Telecom Italia Group accounted for €5,446 million of additional deferred tax liabilities principally in connection with the purchase accounting mentioned above and other business combinations.

Total liabilities as of December 31, 2003 under Italian GAAP were €59,912 million, compared to €68,086 million under U.S. GAAP. In particular, total long-term debt increases from €30,852 million under Italian GAAP to €32,418 million under U.S. GAAP, due to the following items:

•	The long-term debt at the end of 2003 includes an additional €2,416 million related to the effects of the leasing agreements described above.

•	In 2001 Telecom Italia entered into an arrangement whereby certain securities were transferred to an existing wholly owned entity, this entity was then partially sold after incurring non-recourse indebtedness. Under U.S. GAAP the transaction did not qualify for sale accounting, therefore at the end of 2003 an additional €191 million was still included in long-term debt.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

5.9.3    YEAR ENDED DECEMBER 31, 2002

Net Income, net of minority interests

Under Italian GAAP, the net loss for the year ended December 31, 2002 was €773 million, whereas under U.S. GAAP the result was net income of €1,956 million. In 2002, the €2,729 million improvement in net result from Italian to U.S. GAAP is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above that have resulted in material adjustments to the Italian GAAP operating results. A description of such transactions and accounting differences and their impact on 2002 are described below:

•	The adoption of SFAS 142 decreased pre-tax loss by €524 million.

•	In 2000 Telecom Italia entered into a series of transactions whereby certain real estate assets were transferred to a related party and subsequently partially sold. Telecom Italia retained an interest in the vehicle that held the real estate assets and, concurrent with the transaction, entered into long-term leases for the assets. In 2002, those same assets, in conjunction with other real estate assets of the Telecom Italia Group, were again transferred through a complex series of contributions, acquisitions and disposals (collectively referred to as the “Tiglio” transactions). The result of the Tiglio transactions was that, under U.S. GAAP, the Telecom Italia Group was still considered to retain an interest in the underlying real estate assets. Therefore they failed the requirements under U.S. GAAP to recognize any gains on the sales and the Telecom Italia Group was not allowed, under U.S. GAAP, to deconsolidate the assets and liabilities associated with the Tiglio structuring. Under U.S. GAAP in 2002, the increase in pre-tax loss of €153 million is due to the reversal of the gain recognized in the underlying Italian GAAP financial statements for the Tiglio transactions, net of the continuing impact of the original real estate transaction in 2000.

•	Telecom Italia considers a certain amount of shares in its controlled subsidiaries to be “available for sale”, meaning that those shares are available to be sold on the open market when the proper conditions exist. These shares are accounted for in marketable securities at the lower of cost or market for Italian GAAP purposes. For purposes of U.S. GAAP, it is not possible to allocate a portion of the shares held in the consolidated subsidiary as marketable securities in the balance sheet, instead, all of the shares must be consolidated. The effect on the consolidation of the Telecom Italia Group is to decrease the net income attributable to minority interests and to decrease the associated minority interest liability on the U.S. GAAP balance sheet. In 2002, the minority interests allocation performed under Italian GAAP was decreased by €83 million pre-tax, representing the fact that the Telecom Italia Group actually holds a higher percentage of shares in the controlled subsidiary than is accounted for in the Italian GAAP consolidation, therefore the earnings allocated to the minority interest is less in the U.S. GAAP results.

•	U.S. GAAP requires that interest expense be capitalized on all qualified borrowings for assets under construction. Italian GAAP requires that interest expense only be capitalized on assets that have a specific borrowing. During 2002, the Group continued to maintain the UMTS licenses acquired between 2000 to 2002 in construction in progress while the supporting networks are implemented. Under U.S. GAAP, an additional €127 million in interest expense was capitalized as the financing costs associated with constructing these assets. Interest capitalization will cease on these assets when they are ready for use. The higher level of capitalized interest results in higher levels of depreciation charges in the future.

•	As described above, certain derivative instruments intended to hedge the economic risks of Telecom Italia’s high levels of debt do not satisfy the hedge accounting treatment required under U.S. GAAP. In 2002 the fair value of these derivative instruments increased net income by €319 million.

•	In 2002, for U.S. GAAP purposes, Olivetti (now Telecom Italia) took a tax only write-down of its existing investment in Old Telecom Italia, with a total tax benefit of €2,397 million being created. For Italian financial reporting purposes, this tax asset was reserved for €1,266 million as the recognition of the tax benefit was dependent upon, among other things, the Merger being consummated. For U.S. GAAP purposes, the tax asset was considered more likely than not to be recovered due to the use of the Merger as a tax planning strategy that could reasonably be considered to be consummated. Therefore, for U.S. GAAP purposes, the €2,397 million asset was fully recognized in 2002 net income, whereas for Italian GAAP it was recognized in part in 2002 and in part in 2003.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2004—Reconciliation Of Italian GAAP To U.S. GAAP

As a result of the sale of New SEAT in August 2003, the activities of New SEAT are treated as a discontinued operation for U.S. GAAP. During 2002 there were significant U.S. GAAP adjustments relating to New SEAT which are consolidated into the gross adjustment in the discontinued operation line of the U.S. GAAP reconciliation. The most significant of these adjustments included:

•	Telecom Italia entered into a simultaneous put and call arrangement with a minority interest shareholder in its 2000 acquisition of SEAT. Under U.S. GAAP, that transaction was considered the acquisition of a minority interest, and the entire agreement was accounted for in the 2000 U.S. GAAP financial statements. A significant portion of that acquisition was also written-off in the 2000 U.S. GAAP financial statements. In 2000 there was no accounting recognition for this agreement in the Italian GAAP financial statements. In the 2002 Italian GAAP financial statements, Telecom Italia accrued for an additional €1,942 million of the estimated amount of the put/call transaction, representing the estimated amount of the required future payment that will not be recoverable from the operations of SEAT. As the entire put/call financing, including the associated goodwill and impairment, had already been accounted for in the U.S. GAAP financial statements, the 2002 recognition of the same event in the underlying Italian GAAP financial statements requires that the 2002 recognition of the impairment be reversed, increasing U.S. GAAP net income.

•	In 2002, Telecom Italia recorded additional impairments to its SEAT investment. As discussed in the financial statements as of December 31, 2002, Telecom Italia reviewed the carrying value of its investment in the Internet and Media operating segment as of December 31, 2002. That analysis resulted in an additional impairment charge for U.S. GAAP of €1,808 million. This difference is due to the fact that, because a different basis of accounting under Italian and U.S. GAAP was used for the original acquisition of SEAT, the carrying values of the reporting units impaired in 2002 were different, therefore leading to different impairment amounts.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

5.10    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risks” contains forward-looking statements which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events and trends which may not prove to be accurate.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact and consequences of the Merger and the TIM Acquisition (each as defined above);

•	the impact of economic recovery in Latin American and economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our targets for the period 2005-2007;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS network and services and to realize the benefits of investment in our UMTS license and related capital expenditures;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

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

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

5.11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The following discussion should be read in conjunction with the “Summary of Accounting Polices” in the Notes to Consolidated Financial Statements and in conjunction with Note 29 of Notes to Consolidated Financial Statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of its business, the financial position of the Telecom Italia Group is subject to interest rate and foreign exchange rate risks. These market risks principally relate to Telecom Italia Group’s outstanding debt and non-Euro denominated assets and liabilities. Telecom Italia Group uses derivatives mainly for the management of its debt positions, primarily interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross-currency and interest rate swaps (CCIRS) and currency forwards to convert various currency loans and bonds—mainly U.S. dollars and Pound sterling—into the functional currencies of the various subsidiaries. Telecom Italia uses various derivatives in connection with its debt instruments (interest rate swaps, interest rate options, cross currency swaps and currency forwards) which are reported on a fair value basis. Telecom Italia did not prepare hedging documentation until December 31, 2003 as this was not required under Italian GAAP. Derivatives relating to our debt instruments that were put in place before December 31, 2003 have not therefore been identified as eligible for hedge accounting treatment under FAS 133; however, beside derivatives entered into during 2004 eligible for hedge accounting (for which hedge accounting designation has been achieved) the portfolio is related to an underlying liability in all cases, therefore providing us an economic hedge despite the accounting designation and treatment. Consequently management believes that Telecom Italia’s use of derivatives is not speculative. The following disclosure is based on the amounts of indebtedness as derived from our Italian GAAP financial statements. See Note 29 of Notes to Consolidated Financial Statements for a further discussion of items which, for purposes of U.S. GAAP, are considered to be debt.

5.11.1    DEBT POLICY

Telecom Italia Group’s debt used to support the financing of its domestic and international businesses contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, Telecom Italia Group’s policy is to utilize a defined ratio of floating rate and fixed rate debt with a different range of maturities. Telecom Italia Group’s policy is intended to optimize the cost of funding and risk exposure, utilizing as providers of funds domestic and international capital markets and supranational agencies such as the European Investment Bank. Telecom Italia Group policies address the use of financial derivatives, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and obtain more favorable terms from our counterparts. In addition, Telecom Italia has a centralized treasury that provides assistance to its subsidiaries worldwide and usually operates as the Telecom Italia Group’s main banker, allocating resources according to needs. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

The table below sets forth, for the periods indicated, the aggregate principal amount of total long-term debt (including current portion and finance leasing) payable in each year through 2009 and thereafter.

	2005	2006	2007	2008	2009	Thereafter	As of December 31, 2004 Total	As of December 31, 2003 Total
	(millions of Euro)
Fixed Rate Debt	942	6,370	1,949	1,778	1,974	13,731	26,744	25,988
Floating Rate Debt	422	336	3,004	876	2,033	4,766	11,437	14,153

Total	1,364	6,706	4,953	2,654	4,007	18,497	38,181	40,141

As of December 31, 2004, the fair value of such outstanding debt amounted to approximately €41,939 million. The financial debt’s market value is estimated on the basis of the present value as of December 31, 2004 of the future cash flows.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt) and the average interest rate, broken down into fixed and floating.

	Year ended December 31,
	2005	2006	2007	2008	2009	2010	Thereafter
	(millions of Euro, except for percentages)
Long-Term Fixed Rate Debt	24,173	19,408	17,462	15,687	13,714	10,869	8,201
Average Fixed Rate	5.75%	5.82%	5.82%	5.81%	5.81%	6.24%	6.23%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	1,100	—	—	—	—	—	—
Average Swapped into Fixed Rate	3.94%	—	—	—	—	—	—
Average Total Fixed Rate	5.67%	5.82%	5.82%	5.81%	5.81%	6.24%	6.23%

Total Fixed Rate Debt	25,273	19,408	17,462	15,687	13,714	10,869	8,201

Long-Term Floating Rate Debt	3,482	2,660	971	844	724	627	627
Average Floating Rate	2.58%	2.27%	1.85%	1.68%	1.45%	1.67%	1.67%
Long-Term Fixed Rate Debt Swapped into Floating Rate Debt	7,953	7,953	6,653	5,918	4,018	3,101	3,000
Average Swapped into Floating Rate	3.87%	3.87%	3.51%	3.54%	2.96%	3.08%	2.99%
Average Total Floating Rate	3.48%	3.47%	3.30%	3.31%	2.73%	2.85%	2.76%

Total Floating Rate Debt	11,435	10,613	7,624	6,762	4,742	3,728	3,627

Total Long-Term Debt	36,708	30,021	25,086	22,449	18,456	14,597	11,828

As of December 31, 2004, approximately 79% of Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder, €7,832 million, was denominated in foreign currencies primarily U.S.$, Pound Sterling, Brazilian Reais, Chilean Pesos and Japanese Yen. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2004, approximately 30% of the long-term debt (including current portion) carried a floating rate.

5.11.2    MARKET RISK POLICY

Telecom Italia Group’s policies regarding market risk consist of the following:

•	the Finance Department advises the maximum level of interest rate risk to which the Telecom Italia Group should be exposed to an internal committee which meets on a regular basis in order to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, within the Finance Department, supplies financial services and actively supports the Telecom Italia Group subsidiaries according to their requirements and local circumstances;

•	Telecom Italia Group uses derivative financial instruments to manage these financial market risks, and has established polices to handle and mitigate the adverse effects of these exposures; and

•	Telecom Italia Group continually evaluates the credit quality of counterparties to minimize the risk of non-performance. The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

5.11.3    FINANCIAL INSTRUMENTS

❖	INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT

Telecom Italia Group has established a set of guidelines in order to manage financial risks. In particular, an internal committee monitors exposure to market risks (both interest rate and foreign exchange risk) and the use of financial derivatives for the management of those risks and credit risks. Counterparties in derivatives are banks and financial institutions having generally a rating of at least A- or better, which is constantly monitored in order to minimize the risk of non-performance.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

Telecom Italia Group seeks to diversify and minimize interest rate exposure of its operating and financing activities through portfolio diversification and, according to the evaluation of its exposures, selectively enters into derivatives instruments. Since the Telecom Italia Group’s corporate objective is pursued through its commercial operations, meaning the sale of telecommunications and media services, foreign exchange exposures are normally hedged, provided the risks would affect Telecom Italia Group’s cash flows.

Telecom Italia Group is exposed to market risks arising from changes in interest rates, primarily in the Euro zone, in the United States, in Great Britain and in Latin America. Telecom Italia Group defines the optimal mixture of fixed and floating-rate debt at the consolidated level and enters into financial derivatives to adjust the risk profile to the defined target. Interest rate swaps (IRS) and Interest Rate Options (IRO) are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate notes, bonds and bank loans. Telecom Italia Group uses CCIRS and foreign currency forwards to convert foreign currency loans and bonds—mainly in US dollars and Pound sterling—into the functional currencies of the various subsidiaries. As a result of these hedge activities, Telecom Italia Group as of December 31, 2004 was not subject to any material foreign exchange risk in its financial debt.

To determine the market value of the financial derivatives, Telecom Italia Group uses various pricing models. The market value of interest rate swaps and of cross currency and interest rate swaps reflects the difference between the fixed rate to be paid/received and the interest rate (having the same expiration date as the swap) assessed on the basis of the market environment on the evaluation date. With regard to IRSs the principal amount is not exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The market value of our cross currency and interest rate swaps depends also on the difference between the reference foreign exchange rate on the agreement date and the foreign exchange rate on the valuation date because generally CCIRS involve the exchange of capital in the respective currencies of denomination at maturity and eventually at another date, in addition to the settlement of periodic interest flows.

❖	DERIVATIVE INSTRUMENTS ON DEBT POSITIONS

The following tables give a description of the Telecom Italia Group financial derivative contracts outstanding as of December 31, 2004 to manage our debt positions. The notional amount is net of compounded derivatives. Whenever a derivative is set up on another derivative, the notional amount is reported once and the net effect of the two compounded derivatives is considered. The notional amount of closed or maturing transactions (i.e., transactions for which cash flows are certain) is not reported since cash flows are not at risk any longer. However the mark to market valuation includes the contribution of the above mentioned transactions.

	Notional amount at 12/31/2004	Market value of derivatives at 12/31/2004 (a)	Market value of underlying debt positions at 12/31/2004 (b)	Market value of debt including related derivatives at 12/31/2004 (c)=(b-a)	Market value of derivatives at 12/31/2003
	(millions of Euro)
Interest rate swaps and interest rate options	8,370	45	9,135	9,090	(16)
Cross-currency and interest rate swaps and currency forward	8,507	(1,305)	7,548	8,853	(349)

Total	16,877	(*) (1,260)	16,683	17,943	(365)

(*)	Most of the market value of derivatives is attributable to the currency exchange variations which are offset by the currency exchange variations on the underlying position.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

As of December 31, 2004, derivative instruments on debt positions, are classified as follows by maturity:

	2005	2006	2007	2008	2009	Thereafter	Total	Market value of underlying debt positions at 12/31/2004
	(millions of Euro)
Derivatives on Debt Positions	1,082	1,200	2,745	2,151	2,550	7,149	16,877	16,683

The following tables set forth a description of Telecom Italia Group financial derivative contracts outstanding as of December 31, 2004 used to hedge debt positions.

❖	INTEREST RATE SWAPS AND INTEREST RATE OPTIONS

At December 31, 2004, Telecom Italia Group companies had IRS and IRO contracts relating to financial liabilities recorded in the financial statements, for total principal equal to the notional principal amount of €8,370 million. Details of such contracts are set forth in the table below. References to “CHF” are to Swiss Francs.

Maturities
Interest Rate Derivatives	2005	2006	2007	2008	2009	Thereafter	Total	Mark to Market
	(millions of Euro)
EUR Interest Rate Swaps Receive variable, pay fixed
Amount	6						6
Average pay rate	4.71%
Average receive rate	3 M Euribor
Amount	500	1,100					1,600
Average pay rate	4.36%	2.89%
Average receive rate	3 M Euribor	3 M Euribor+ 23 bps

Sub-total	506	1,100					1,606	-6

EUR Interest Rate Swaps
Receive variable, pay variable
Amount	57	91		250			398	-2
Average pay rate	6 M Euribor - 3 bps	6 M Euribor - 2 bps		6 M Euribor arr.-21 bps (2)
Average receive rate	Rendiodob, Bot, Rendistato (1)	Rendiodob, Bot, Rendistato (1)		5.875% (3)

EUR Interest Rate Swaps
Receive fixed, pay fixed
Amount				350	500	300	1,150
Average pay rate				5.732% (4)	3.528% (6)	6.06% (7)
Average receive rate				5.875% (5)	5%	7.25% (8)
Amount					650		650
Average pay rate					5.725% (9)
Average receive rate					6.125%
Amount						200	200
Average pay rate						7.49%-Diff. (10)
Average receive rate						7.25%
Amount						200	200
Average pay rate						7.48%-Diff. (11)
Average receive rate						7.25%
Amount						100	100
Average pay rate						7.43%-Diff. (12)
Average receive rate						7.25%

Sub-total				350	1,150	800	2,300	26

CHF Interest Rate Swaps
Receive fixed, pay variable
Amount						65	65	1
Average pay rate						6 M CHF Libor +230 bps
Average receive rate						5.625%

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

Maturities
Interest Rate Derivatives	2005	2006	2007	2008	2009	Thereafter	Total	Mark to Market
	(millions of Euro)

EUR Interest Rate Swaps
Receive fixed, pay variable
Amount			450		900	400	1,750	30
Average pay rate			3 M Euribor +362 bps		6 M Euribor +244 bps	Euribor+335 Bps (13)
Average receive rate			6.50%		6.125%	7%

Quanto Swaps
Amount			500	500	500	150	1,650
Average pay rate			6 M Stibor arr. +323 bps (14)	3 M USD Libor +188 bps (15)	6 M Stibor arr. +150 bps (17)	3 M Stibor arr. +275 bps (18)
Average receive rate			6.50%	5.875% (16)	6.125%	7.250%
Amount			350	200			550
Average pay rate			6 M USD Libor arr.+350 bps (19)	3 M USD Libor +284.85 bps (20)
Average receive rate			6.50%	5.875%

Sub-total			850	700	500	150	2,200	-4

USD Interest Rate Swaps
Amount	33						33	—
Average pay rate	5.03%
Average receive rate	6 M USD Libor

USD Interest Rate Collar
Amount	18						18	—
Average pay rate	7.1%
Average receive rate	4%

Total	614	1,191	1,300	1,300	2,550	1,415	8,370	45

(1)	Rolint, Robot, Rendint and Rendibot are customary domestic Italian parameters for medium/long-term debt.

(2)	Purchase of a cap on the whole coupon at 3.88% with knock-out at a rising rate from 4.50% to 5.70% starting April 2005; sale of a floor at a rising rate from 2.83% to 3.73% starting January 2005.

(3)	From January 2006 onward: 5.875% for each week in which 10 Year GBP CMS (Constant Maturity Swap) > 3.80%.

(4)	5.732% until January 2005; 5.23% thereafter.

(5)	From January 2005 onward: 5.875% for each week in which 10 Year USD CMS > 3.55% on Eur 175 million; 5.875% for each week in which 5 Year USD CMS < 5.66% or 5 Year USD CMS > 2.95% on €175 million.

(6)	3.52% until February, 2005; 3.54% from February 2005 to February 2006; from February 2006 onward: 3 Month Euribor arrears +30 bps if 3 Month Euribor arrears < 5.75%.

(7)	From April 2005 onward: 5.94% until April, 2008. Thereafter: 3 Month Euribor + 71 bps if 3 Month Euribor > 6.25%.

(8)	From April 2008 onward: 7.25% for each week in which 10 Year EUR CMS > 2 Year EUR CMS.

(9)	Sale of a cap at 7.25% vs 6 Month USD Libor arrears from July 2007 to July 2009; sale of a floor vs 6 Month USD Libor arrears from January,2006 at a rising rate from 2.40% to 3.25% and knock-in at a rising rate from 2% to 2.60% from January 2005 until January,2006.

(10)	Diff. = (End 5 Year swap rate - Start 5 Year swap rate in each coupon period), where 5 Year swap rate: rate on a swap starting on October 24, 2012 with 5 Year maturity.

(11)	Diff. = (End 10 Year swap rate - Start 10 Year swap rate in each coupon period), where 10 Year swap rate: rate on a swap starting on October 24, 2012 with 10 Year maturity.

(12)	Diff. = (End 30 Year swap rate - Start 30 Year swap rate in each coupon period), where 30 Year swap rate: rate on a swap starting on October 24, 2012 with 30 Year maturity.

(13)	3 Month Euribor + 324.25 bps on €300 million; 6 Month Euribor + 366 bps on €100 million. On €300 million sale of a cap at 5.75%; starting July, 2005 sale of a floor at rising rates from 2.45% to 3.75% with knock-in at rising rates from 1.95% to 3.35%.

(14)	Purchase of a cap at 3.75% with knock-out at 5.30%.

(15)	4.24% until January 2005.

(16)	From January 2005 onward: 5.875% for each week in which 10 Year USD CMS < 6.50% on €250 million; 5.875% for each week in which 5 Year USD CMS > 2.82% on €250 million.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

(17)	Until January, 2005: 6 Month Euribor arrears + 121 bps with sale of a floor at 3.25%; purchase of a cap at 4.75% from July 2005 and knock-out at 6%.

(18)	Purchase of a cap at 4.75% with knock-out at 6.00% from January, 2005 to April, 2005 included. From October 2005 onward: 6 Month YEN Libor arrears + 564 bps capped at 6%. Cap knocks out if 6 Month YEN Libor arrears >3.50%.

(19)	Purchase of a cap at a rising rate from 2.75% to 3.75% starting April, 2005; sale of a cap at a rising rate from 3.75% to 4.75% starting April, 2005; sale of a cap at a rising rate from 4.40% to 5.40% starting April 2005; sale of a floor at a rising rate from 2.50% to 3.50% and knock-in at rising rates from 2.25% to 3.25% starting April 2005.

(20)	5.594% until January 2005.

❖	CROSS-CURRENCY AND INTEREST RATE SWAPS AND CURRENCY FORWARDS

At December 31, 2004, Telecom Italia Group companies had CCIRS and Currency Forward contracts relating to financial liabilities recorded in the financial statements, for total principal equal to a notional principal amount of €8,507 million. Details of such contracts are set forth in the table below. References to “JPY” are to Japanese Yen, “BRL” to Brazilian Reais, “CLP” to Chilean Pesos, and “PEN” to Peruvian Nuevo Sol.

	Maturities
Foreign Exchange Derivatives	2005	2006	2007	2008	2009	Thereafter	Total	Mark to Market
	(millions of Euro)
CCIRS
Receive fixed USD, pay variable Euro
Amount				851		2,831	3,682	-494
Average pay rate				3M Euribor +52.9 bps		6M Euribor +67 bps
Average receive rate				4%		4.9%

CCIRS
Receive fixed USD, pay fixed Euro
Amount						2,558	2,558	-596
Average pay rate						5.4%
Average receive rate						5.6%

CCIRS
Receive dual currency (fixed USD rate, JPY principal at maturity), pay fixed Euro(1)
Amount						174	174	-58
Average pay rate						6.94%
Average receive rate						5.0%

CCIRS
Receive fixed Yen, pay variable Euro(1)
Amount						171	171	-49
Average pay rate						6M Euribor +246 bps
Average receive rate						3.55%

CCIRS
Receive variable USD, pay variable Euro
Amount			150				150	-18
Average pay rate			3M Euribor -4 bps
Average receive rate			3M USD Libor -7 bps
CCIRS
Receive fixed GBP, pay variable Euro
Amount			682				682
Average pay rate			6M Euribor +67 bps
Average receive rate			6.375%
Amount			607				607
Average pay rate			3M Euribor +74 bps
Average receive rate			6.375%

Sub-total			1,289				1,289	-64

CCIRS
Receive fixed USD, pay variable BRL
Amount	180	9	6				195	1
Average pay rate	CDI(2)	CDI(2)	CDI(2)
Average receive rate	exchange rate variation + spread	exchange rate variation + spread	exchange rate variation + spread

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

	Maturities
Foreign Exchange Derivatives	2005	2006	2007	2008	2009	Thereafter	Total	Mark to Market
	(millions of Euro)
Currency Forwards Buy USD, Sell CLP
Amount	222						222	-21
Average Contractual Exchange Rate	620
Currency Forwards Buy USD, Sell UF(3)
Amount	10						10	-2
Average Contractual Exchange Rate	0.041
Currency Forwards Buy USD, Sell PEN
Amount	56						56	-4
Average Contractual Exchange Rate	3.4

Total	468	9	1,445	851	—	5,734	8,507	-1,305

(1)	The cross currency protection is conditional on Telecom Italia S.p.A. being in good standing.

(2)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2004 this rate was around 17.76%.

(3)	The UF (Unidad de Fomento) is the customary domestic Chilean measure of interest rates linked to the inflation rate.

❖	DERIVATIVE INSTRUMENTS ON FINANCIAL ASSETS AND ON SHORT-TERM TREASURY OPERATIONS

Telecom Italia Group also entered into derivative contracts to manage the interest rate and foreign currency risk on its financial assets (bonds, bonds bought back and intercompany loans) and on short-term treasury operations for a principal amount of approximately €709 million.

Description	Equivalent notional amount
(millions of euro)
Currency Forward transactions (Telecom Italia Finance S.A.).	302
Currency Forward transactions (Telecom Italia S.p.A.).	79
Currency Forward transactions (TIM S.p.A.).	173
Currency Forward transactions (Telecom Italia Media S.p.A.).	1
Currency Forward transactions (Telecom Italia Sparkle S.p.A.)	6
Currency Forward transactions (Olivetti Tecnost S.p.A.)	23
Asset Swap (Telecom Italia Finance S.A.).	125

Total	709

The market value of derivatives on financial assets and short-term treasury operations as of December 31, 2004 was a net gain of approximately €13 million compared to a net loss of €13 million as of December 31, 2003. Such market value has been measured by discounting at December 31, 2004, for each transaction, the product between (i) the amount purchased/sold and (ii) the difference between the contractual exchange rate and the forward exchange rate as of December 31, 2004 having the same maturity date.

Item 6. Directors, Senior Management and Employees	Directors

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

The following are the members of the Board of Directors of Telecom Italia as of May 23, 2005. All Directors (with the exception of Marco De Benedetti and Enzo Grilli) were elected at the Telecom Italia shareholders’ meeting held on May 6, 2004 for a three-year term, which will expire at the annual shareholders’ meeting to be called to approve the Company’s financial statements for the year ended December 31, 2006. The shareholders’ meeting of April 7, 2005 resolved to enlarge the Board of Directors by increasing the number of directors from nineteen to twenty-one and appointed, as additional directors, Marco de Benedetti (currently Managing Director of TIM and TIM Italia) and Enzo Grilli (currently an independent Director of TIM). The new Directors were elected to serve concurrently with the other Directors, until the shareholders’ meeting that will be called to approve the financial statements for the year ended December 31, 2006.

Name	Age	Position	Appointed
Marco Tronchetti Provera	57	Chairman(1)	2004
Gilberto Benetton	63	Deputy Chairman(1)	2004
Carlo Orazio Buora	59	Managing Director(1)	2004
Riccardo Ruggiero	44	Managing Director—General Manager(2)	2004
Paolo Baratta(3)	65	Director	2004
John Robert Sotheby Boas(3)	68	Director	2004
Giovanni Consorte	57	Director	2004
Marco De Benedetti	42	Director	2005
Domenico De Sole(3)	61	Director	2004
Francesco Denozza(3)	58	Director	2004
Luigi Fausti(3)	76	Director	2004
Guido Ferrarini(3)	54	Director	2004
Jean Paul Fitoussi(3)	62	Director	2004
Enzo Grilli(3)	61	Director	2005
Gianni Mion	61	Director	2004
Massimo Moratti	60	Director	2004
Marco Onado(3)	64	Director	2004
Renato Pagliaro	48	Director	2004
Pasquale Pistorio(3)	69	Director	2004
Carlo Alessandro Puri Negri	52	Director	2004
Luigi Roth(3)	64	Director	2004

(1)	Appointed by the Board of Directors on May 6, 2004.

(2)	Appointed as General Manager by the Board of Directors on August 4, 2003 (reference is made to Telecom Italia post Merger). Appointed as Managing Director by the Board of Directors on May 6, 2004.

(3)	Independent Director. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

In 2004, the Board met 12 times, with such meetings generally scheduled pursuant to a timetable set forth in advance.

As of May 23, 2005, the Secretary of the Board of Directors was Francesco Chiappetta.

According to article 13 of the Bylaws and Articles 10 and 12 of the Company’s Self-Regulatory Code, the Board set up two committees from among its members: the Internal Control and Corporate Governance Committee and the Remuneration Committee. Both committees are charged with giving advice and making proposals to the Board of Directors. On September 9, 2004, the Board also established a Strategy Committee, to increase the involvement of the Directors as a group in the Telecom Italia Group’s strategic decision-making.

The members of the Internal Control and Corporate Governance Committee are Guido Ferrarini (Chairman), Francesco Denozza, Domenico De Sole and Marco Onado; the Committee held nine meetings in 2004 (of which seven occurred following the shareholders meeting of May 6, 2004 which re-elected the Board of Directors). The

Item 6. Directors, Senior Management and Employees	Directors

Committee meetings are normally attended by the Chairman of the Board of Auditors or by another auditor it designates; where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors have held joint meetings.

The members of the Remuneration Committee are Luigi Fausti, Pasquale Pistorio and Paolo Baratta; the Committee met twice in 2004.

The Strategy Committee consists of the Chairman of the Board (Marco Tronchetti Provera), the Managing Director charged with Group-wide corporate functions (Carlo Buora) and the non-executive Directors Domenico De Sole, Marco Onado and Pasquale Pistorio. The Strategy Committee met once in 2004.

On September 9, 2004, the Board of Directors appointed as Lead Independent Director the Chairman of the Internal Control and Corporate Governance Committee (Mr. Ferrarini).

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10. Additional Information—10.1 Corporate Governance”.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors.

Marco Tronchetti Provera:    Marco Tronchetti Provera was born in Milan, in 1948. Mr. Tronchetti Provera has been Telecom Italia’s Chairman since September 27, 2001. Mr. Tronchetti Provera began his career in 1973 working in the family maritime transport business and establishing a financial holding company. In 1986 he joined the Pirelli Group, a world leader in the production of tyres, energy and telecommunications infrastructure and in 1992 took over responsibility for operations. Mr. Tronchetti is also Chairman of Pirelli & C. S.p.A., of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., Camfin S.p.A., Marco Tronchetti Provera & C. S.a.p.a. and GPI—Gruppo Partecipazioni Industriali S.p.A., Deputy Chairman of Confindustria, a Director of Luigi Bocconi University, of Teatro alla Scala Foundation, Chairman of the Council for Relations between Italy and the United States, of the Silvio Tronchetti Provera Foundation, member of the European Round Table of Industrialists, of the Italian Group of the Trilateral Commission, of the International Advisory Board of Allianz, of the International Council of J.P. Morgan, of the New York Stock Exchange European Advisory Committee and of the Assonime Steering Committee.

Gilberto Benetton:    Gilberto Benetton was born in Treviso, in 1941. Mr. Benetton has been Telecom Italia Deputy Chairman since September 27, 2001. He began his activity in 1965 with his brothers Giuliana, Luciano and Carlo. The Benetton Group is now active in 120 countries. Mr. Benetton is also Deputy Chairman of Olimpia S.p.A, Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione s.a.p.a., Verde Sport S.p.A., Vice Chairman of Fondazione Benetton, Director of Benetton Group S.p.A., Banca Antonveneta S.p.A., Pirelli & C. S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Lloyd Adriatico S.p.A., Autostrade S.p.A. and Beni Stabili S.p.A..

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, in 1946. Mr. Buora has been Managing Director of Telecom Italia since November 7, 2001, and is currently Chairman of TIM S.p.A. He is also Managing Director of Pirelli & C. S.p.A.. He began working in finance with the BNL Group. Afterwards he became head of Finance and Administration at Merloni Finanziaria and Chief Financial Officer at Snia Viscosa. In 1984 he joined the Fiat Group. In 1989 he was appointed Deputy General Manager of Telettra and subsequently General Manager of the Benetton Group, a position he held until 1991. In November 1991 he joined the Pirelli Group as central manager for finance and administration and was appointed General Manager in 1992. In 1999 he became a general partner of Pirelli & C. S.a.p.a. and in 2001 was appointed Managing Director of Pirelli & C. S.p.A.. Mr. Buora is also a Director of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of RCS Mediagroup S.p.A., of Ras S.p.A., and of Mediobanca S.p.A.. Mr. Buora has been Deputy Chairman of F.C. Internazionale S.p.A. since January 2004.

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, in 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed Managing Director. He began his career in

Item 6. Directors, Senior Management and Employees	Directors

1986 as sales manager of Fininvest S.p.A.. Between 1988 and 1990 he was sales and marketing manager of the Italian branch of AT&T. In 1990 he joined the Olivetti Group, where he held various positions: in 1992 he was appointed Vice President of Organizzazione Oliservice, with responsibility for international clients and the commercial development of telecommunications services worldwide, and in 1994 of Olivetti Telemedia, with responsibility for commercial development and market expansion. In 1996 he was appointed Managing Director of Infostrada S.p.A. (with responsibility for the market, infrastructure and personnel functions) and was later appointed Managing Director of Italia On Line. In July 2001, Mr. Ruggiero joined the Telecom Italia Group as Head of the Telecom France Business Unit, responsible for managing and developing Telecom Italia Group’s business on the French market.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli Studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and Minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Comitato Venezia Internazionale, the Centro per la Proprietà Intellettuale di Venezia and the Fondazione Lorenzo Valla. He is also a Director of Banca Finnat Euroamerica, Svimez-Roma, the Fondo per l’Ambiente Italiano (FAI) and the Istituto per gli Studi Storici in Naples.

John Robert Sotheby Boas:    John Robert Sotheby Boas was born in London in 1937. Mr. Boas has been a Director of Telecom Italia since May 6, 2004. He joined Price Waterhouse & Co. in 1964 as a chartered accountant. From 1965-66 he worked for ICI in the Overseas Treasurer’s Department and in 1966 he moved to SGWarburg & Co., where he worked on mergers and acquisitions, IPOs and bond issues. He was appointed Director in 1971 and Deputy Chairman in 1990. During the 1990s he worked on developing the company’s business in continental Europe, with specific responsibility for Italy. Following the acquisition of SGWarburg by Swiss Bank Corporation, he was Managing Director of SBC Warburg until his retirement in 1997. He continued to act as a consultant for UBS Warburg until April 30, 2004.

Giovanni Consorte:    Giovanni Consorte was born in Chieti in 1948. Mr. Consorte has been a Director of Telecom Italia since August 4, 2003. He began working in 1973 with the Montedison Group in the analysis, budget and investment control field. In 1976 he was hired by the Cooperatives League, where he coordinated projects for reorganization and change management at consumer cooperatives and the development of new business initiatives. In 1979 he joined the Planning, Organization and Control Department of Unipol Assicurazioni S.p.A., where he was promoted from manager to central manager and subsequently to general manager. He was subsequently appointed Deputy Chairman and Managing Director and, in July 1996, Chairman and Managing Director. In addition to the positions of Chairman and Managing Director of Unipol Assicurazioni and Finsoe S.p.A., he is Deputy Chairman and Managing Director of Unipol Banca S.p.A. and Unipol Merchant Banca per le Imprese, Deputy Chairman of Aurora Assicurazioni S.p.A.; he is also a Director of Hopa S.p.A. and Euresa Holding S.p.A.. Mr. Consorte is a member of the Executive Committee of A.N.I.A. (the Italian Association of Insurance Companies), the Management Board of the Lega Nazionale Cooperative e Mutue, and the Scientific Committee of Nomisma. He is a member of the General Council of Assonime (the Association for Italy’s Limited Liability Companies). Mr. Consorte is also Registered Auditor.

Marco De Benedetti:    Mr. De Benedetti was born in Turin, in 1962. Mr. De Benedetti has been Director of Telecom Italia since April 7, 2005. On July 2, 1999 he was appointed TIM Managing Director. Mr. De Benedetti began his career with the marketing department of Procter & Gamble. From 1987 to 1989, he worked in Merger and Acquisitions for Wasserstein, Perella & Co., a New York merchant bank. He joined Olivetti in 1990 as assistant to the Managing Director of Olivetti System & Networks. He was later promoted to Marketing and Services Manager. In December 1992, he was appointed General Manager of Olivetti Portugal. In September 1994, he became Managing Director of Olivetti Telemedia, subsequently also taking on the chairman’s role. In October

Item 6. Directors, Senior Management and Employees	Directors

1996, he was named Chairman of Infostrada. In 1997, he was appointed Managing Director. Since March 1998 he has served as Olivetti Group Central Manager for Telecommunications Strategies. Since December 2004 Mr. De Benedetti has been a member of the Board of Directors of TIM Italia S.p.A., where in January 2005 he was appointed Managing Director of TIM Italia S.p.A.. Mr. De Benedetti is also Director of Telecom Italia America Latina S.A., AVEA Iletisim Hizmetleri A.S., TIM International N.V.. He is also Director of Cofide S.p.A..

Domenico De Sole:    Domenico De Sole was born in Rome in 1944. Mr. De Sole has been a Director of Telecom Italia since May 6, 2004. In 1970 he moved to the United States, where he became a partner with the law firm Patton, Boggs & Blow. In 1984 he joined the Gucci Group as Managing Director of Gucci America Inc. and in 1995 he became head of operations for the entire Gucci Group as President and Managing Director of Gucci Group NV until April 2004. During this period Gucci Group was listed on the New York and Amsterdam stock exchanges (1995), beat off a hostile takeover bid (1999), acquired Yves Saint Laurent, Sanofi Beauté and Sergio Rossi in 1999, Boucheron, Alexander McQueen and Bedat & Co in 2000 and Bottega Veneta, Stella McCartney and Balenciaga in 2001. Mr. De Sole is a Director of Procter & Gamble (member of the Audit and Governance and Nominating Committees), of Bausch & Lomb (member of the Audit Committee) and Gap. Inc. (member of the Compensation Committee). He is a member of the Advisory Board of the Harvard Law School.

Francesco Denozza:    Francesco Denozza was born in Turin in 1946. Mr. Denozza has been a Director of Telecom Italia since November 7, 2001. Mr. Denozza is also Professor of Commercial Law at the University of Milan, lawyer and Co-editor of the legal review “Giurisprudenza Commerciale”. Mr. Denozza is the author of several publications.

Luigi Fausti:    Luigi Fausti was born in Ancona, in 1929. Mr. Fausti has been a Director of Telecom Italia since November 7, 2001. He is also Director of Monrif S.p.A., of Poligrafici Editoriale S.p.A. di Bologna and Chairman of Patrimonio Immobiliare dello Stato S.p.A.. Mr. Fausti began his career in 1947 in Banca Commerciale Italiana where he was Executive Officer and General Director of several branches and subsequently became Managing Director of the bank in 1990, Vice-Chairman and Managing Director in 1994, Chairman in 1997 and Honorary Chairman in 1999. He received an “honoris causa” economics degree from Naples University.

Guido Ferrarini:    Guido Ferrarini was born in Genoa in 1950. Mr. Ferrarini has been a Director of Telecom Italia since June 12, 2001 and Lead Independent Director since September, 2004. Mr. Ferrarini obtained a LL.M. from Yale Law School in 1978. He is professor of law at the University of Genoa and Director of the Center of Law and Finance; he is also Chairman of TLX S.p.A. (a new Italian investment exchange) and Deputy Chairman of the European Corporate Governance Institute (ECGI), Brussels. From 2000 to 2004 he was member of the Board of Trustees of the International Accounting Standards Committee (IASC), London. Mr. Ferrarini is an independent Director of Autostrade S.p.A. and of Assogestioni (the Italian Asset Managers Association). He is the author of several publications and articles in the fields of financial, corporate and business law. He was a Visiting Professor at the Colombia Law School, Hamburg University and University College of London. Mr. Ferrarini is co-editor of the Rivista delle Società (Giuffrè) and editor of ECGI Law Working Papers.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as an assistant professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analysis. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE and serves on the scientific committee of the Revue Française d’Economie, the editorial board of Labour and of The International Journal of Development Planning Literature, and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in

Item 6. Directors, Senior Management and Employees	Directors

newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As president of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition.

Enzo Grilli:    Enzo Grilli was born in Casarza Ligure (Genoa), in 1943. Mr. Grilli has been Director of Telecom Italia since April 7, 2005. From 1993 to 1996, he was Executive Director of the World Bank, where he previously worked as Head Economist and Director of Development Policies. From 1997 to 1999, he was Executive Director of the International Monetary Fund. He has been member of the Board of Directors of Tim S.p.A. since 2001. Currently, he is also Director of Generali S.p.A., Impregilo S.p.A. and TIM S.p.A..

Gianni Mion:    Gianni Mion was born in Vó (Padua), in 1943. Mr. Mion has been a Director of Telecom Italia since November 7, 2001. He is currently Deputy Chairman of TIM S.p.A., Director of Telecom Italia Media S.p.A. and Olimpia S.p.A., Managing Director of Edizione Holding S.p.A. and Schemaventotto S.p.A., Director of Benetton Group S.p.A., Autogrill S.p.A., 21-Investimenti, Autostrade S.p.A., Banca Antonveneta S.p.A., Cartiere Burgo S.p.A. and Luxottica Group S.p.A.. Mr. Mion is also a Registered Auditor.

Massimo Moratti:    Massimo Moratti was born in Boscochiesanuova (Verona), in 1945. Mr. Moratti has been a Director of Telecom Italia since November 7, 2001. He is also Director of Angelo Moratti—di Gianmarco e Massimo Moratti & C. S.a.p.a., Managing Director of Saras S.p.A. Raffinerie Sarde, Chairman of Sarint S.A., Director of Interbanca S.p.A., and of Pirelli & C. S.p.A..

Marco Onado:    Marco Onado was born in Milan in 1941. Mr. Onado has been a Director of Telecom Italia since May 6, 2004. He was a professor at the University of Modena from 1972 to 1984, then at the University of Bologna until 2001. Currently he teaches at Bocconi University. He has been a Visiting Professor at the University College of North Wales and Brown University in Providence, Rhode Island. From 1993 to 1998 he was a CONSOB Commissioner and in this capacity he was a member of the Draghi Committee for the reform of company law and of the Euro Committee. He also participated in the work of the International Organization of Securities Commissions (IOSCO). He was also a consultant to the Preda Committee, which drafted the Code of Conduct for listed companies in 2000 and the updated version in 2002. He is a member of the Società Italiana degli Economisti, the Scientific Committee of the Ente per gli Studi Monetari, Bancari e Finanziari Luigi Einaudi, and Prometeia—Associazione per le Previsioni Econometriche. He also sits on the editorial board of several specialized reviews and is a columnist for the financial newspaper “Il Sole 24 Ore”. During his career he has been a director of various financial institutions. At present he is a member of the Consiglio Nazionale dell’Economia e del Lavoro (CNEL), designated by the President of the Republic. He has been Chairman of Pioneer Global Asset Management S.p.A. (Unicredit Group) since December, 2004.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.. Mr. Pagliaro is a Director and member of the Executive Committee of RCS Mediagroup S.p.A., Compass S.p.A. and Cartiere Burgo S.p.A.. He is also a Director of Ferrari S.p.A., SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A.. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l..

Pasquale Pistorio:    Pasquale Pistorio was born in Agira (Enna), in 1936. Mr. Pistorio has been a Director of Telecom Italia since May 6, 2004. Mr. Pistorio graduated in Electronic Engineering, with a specialization in electronics from the Polytechnic Institute of Turin in 1963. He began his career as a salesman and in 1967 he joined Motorola in Italy, rising through the ranks to become Director of International Marketing in 1977. Based in Phoenix, Arizona, he was appointed Vice President of Motorola Corporation and in 1978 he was promoted to General Manager of Motorola’s International Semiconductor Division, responsible for the design, manufacturing and marketing activities for all regions outside of the United States. In July 1980 Mr. Pistorio returned to Italy to become President and Managing Director of the SGS Group, Italy’s only microelectronics company. His success in transforming the company into a profitable, versatile maker of semiconductors led the SGS Group in May 1987 to

Item 6. Directors, Senior Management and Employees	Directors

its merger with Thomson Seminconducteur to form SGS-Thomson Microelectronics. From 1987 to March 2005 he worked as President and Managing Director of the new company, Mr. Pistorio was responsible for developing a diversified portfolio of products concentrated on high-growth applications and creating a global network of strategic alliances. The company was listed on the New York and Paris stock exchanges in December 1994 and in Milan in June 1998. He currently serves on the board of MEDEA, the European programme for advanced technological research that is the successor to MEDEA (Microelectronics for European Applications), and of JESSI (Joint European Sub-micron Silicon Initiative). Mr. Pistorio has been an ardent environmentalist throughout his career: his advocacy of the social responsibility of business also extends to his efforts against the Digital Divide. As a member of the Information and Communications Task Force created by the United Nations, he is helping to develop proposals to draw firms’ attention and resources to meeting this new global challenge. In March 2005, Mr. Pistorio was appointed honorary Chairman of STMicroelectronics N.V..

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, in 1952. Mr. Puri Negri has been a Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A. and Olimpia S.p.A.. He is Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A., Deputy Chairman of Camfin S.p.A. and Pirelli & C. S.p.A. and is Chairman of Pirelli & C. Ambiente S.p.A. Since 2003 Mr. Puri Negri has been a Director of Istituto Europeo di Oncologia S.r.l. and a member of Real Estate Int. Advisory Board of Harvard University. He is also Director and Executive Committee member of Capitalia S.p.A.. Mr. Puri Negri is also Director of Fondazione Cerba and Assoimmobiliare (real estate industrial association in Italy).

Luigi Roth:    Luigi Roth was born in Milan in 1940. Mr. Roth has been a Director of Telecom Italia since May 6, 2004. He began his career in the Pirelli Group, which he left to join Metropolitana Milanese as head of the Planning Department. From 1980 onwards he ran a number of medium-sized firms in the manufacturing and property sectors as General Manager or Managing Director. From 1986 until 1993 he was Managing Director of Finanziaria Ernesto Breda S.p.A. and then, until 2001, Chairman and Managing Director of Breda Costruzioni Ferroviarie S.p.A. In addition, from 1996 to 1998 he was also Chairman of Società Ferrovie Nord Milano S.p.A. and Società Ferrovie Nord Milano Esercizio S.p.A.. From May 1998 to December 2000, Mr. Roth was managing director of Ansaldo Trasporti S.p.A. and set up the Transport Sector of Finmeccanica S.p.A.. In January 2001 he became Chairman of the Milan Fair Foundation, which controls Fiera Milano S.p.A. and Sviluppo Sistema Fiera. He is Deputy Chairman of Cassa Depositi e Prestiti S.p.A. and Director of Intesa Gestione Crediti S.p.A., Banca MB S.p.A., BPM Private Equity, Bocconi University in Milan and Art’è S.p.A..

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of May 23, 2005, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Marco Tronchetti Provera	57	Executive Chairman (1)	2001
Carlo Orazio Buora	59	Managing Director (1)	2001
Riccardo Ruggiero	44	Managing Director (1)	2002
		General Manager of Telecom Italia	2002
		Head of Wireline Business Unit	2001
Giuseppe Sala	47	General Manager of Telecom Italia	2003
Central Functions:
Gustavo Bracco	57	Head of Human Resources	2001
Enrico Parazzini	61	Head of Finance, Administration and Control	2001
Francesco Chiappetta	44	General Counsel	2002
Germanio Spreafico	52	Head of Purchasing	2001
Business Units:
Enrico Parazzini	61	Head of Internet and Media Business Unit	2003
		Managing Director of Telecom Italia Media	2003
Marco De Benedetti	42	Head of Mobile Business Unit	1999
		Managing Director of TIM	1999
		Managing Director of TIM Italia	2005

(1)	Confirmed in the office by the Board of Directors on May 6, 2004.

The following are the selected biographical data of the executive officers, other than Directors:

For the biographical data of Mr. Ruggiero and Mr. De Benedetti, please see above under “—6.1 Directors”.

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

Francesco Chiappetta:    Mr. Chiappetta was born in Rome, Italy, on September 13, 1960. Mr. Chiappetta was appointed Telecom Italia S.p.A. General Counsel on August 1, 2002. He is also the Secretary to the Telecom Italia Board of Directors. Mr. Chiappetta began his career in 1983 at CONSOB, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian corporations, with responsibility for company law and capital markets. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2004 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he his also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe). Since April 2005, Mr. Chiappetta is a member of the Corporate Governance Advisory Group, a group of experts recently established by the European Commission.

Item 6. Directors, Senior Management and Employees	Executive Officers

Enrico Parazzini:    Mr. Parazzini was born in Milan, Italy, on March 18, 1944. He became Chief Financial Officer of Telecom Italia Group on October 1, 2001. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. In 1970, he joined Honeywell Information Systems Italia. Over the next 20 years he was promoted through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986, and Chief Financial Officer from 1987 to 1990. In 1991, after Honeywell sold its business to the Bull Group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took active part in the process of group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr. Parazzini is currently also Managing Director of Telecom Italia Media, Chairman of Telecom Italia International, Holding Media e Comunicazione, LA7 Televisioni, MTV Italia, Matrix, Finanziaria Web and Board member of TM news, TI Latam, Finsiel, TI Audit, Progetto Italia S.p.A., Italtel Holding and Italtel. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan and since 2002 as Professor of the Master in Corporate Finance at the “SDA—Scuola di Direzione Aziendale” of the “Luigi Bocconi” University.

Giuseppe Sala:    Mr. Sala was born in Milan, Italy, on May 28, 1958. Mr. Sala was appointed General Manager of the Wireline Business Unit of Telecom Italia on June 16, 2003. In 1994 he was appointed Head of Strategic Planning and Control of Pirelli’s Tyres Sector. In 1998, Mr. Sala became Managing Director of Italian Tyres Division Pirelli S.p.A., and in 2001 he filled the position of Senior Vice President Operations—Tyres Sector of Pirelli’s Group. From March 2002 until September 2002 Mr. Sala held the position of Chief Financial Officer of TIM S.p.A.. From October 2002 until June 2003, he was Assistant to the Chairman of the Telecom Italia Group.

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

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Auditors as of May 23, 2005, including the Alternate Auditors, with their respective positions and year of appointment. The current Telecom Italia Board of Auditors was appointed by the Olivetti General Meeting on May 26, 2003.

Name	Position	Appointed
Ferdinando SUPERTI FURGA	Chairman	2003
Rosalba CASIRAGHI(1)	Auditor	2003
Paolo GOLIA(1)(2)	Auditor	2003
Salvatore SPINIELLO	Auditor	2003
Gianfranco ZANDA(3)	Auditor	2003
Enrico LAGHI	Alternate Auditor	2003
Enrico Maria BIGNAMI(1)(2)	Alternate Auditor	2003

(1)	Elected by minority shareholders.

(2)	Reappointed in 2003; member of the Board of Auditors since 2000.

(3)	Reappointed in 2003; member of the Board of Auditors since 1997.

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Ferdinando Superti Furga	Director of Ipi S.p.A. and Risanamento S.p.A.; member of the Board of Auditors of Arnoldo Mondadori Editore S.p.A. and Edison S.p.A.
Rosalba Casiraghi	—
Paolo Golia	—
Salvatore Spiniello	Director of Fondiaria Sai S.p.A.; Chairman of the Board of Auditors of Immobiliare Lombarda S.p.A.; member of the Board of Auditors of Edison S.p.A., Telecom Italia Media S.p.A. and Unicredit Banca S.p.A..
Gianfranco Zanda	Member of the Board of Auditors of TIM S.p.A. and TIM Italia S.p.A..

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10. Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

According to Italian law, the Shareholders’ Meeting held on May 6, 2004 appointed Reconta Ernst & Young as the audit firm of the Company for the three year period 2004-2006, taking into consideration the favorable recommendation of the Board of Auditors.

Italian audit principles require that, in cases of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation of the financial statements in their entirety. In addition, the specific procedure set forth by Telecom Italia (the Group Procedure for the Appointment of External Auditors) provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

As a result, the Ernst & Young audit network presently is the sole audit firm for all of the companies of the Telecom Italia Group.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2002, 2003 and 2004 by Business Unit/Corporate Function:

	Number of employees at end of period
	2002	2003	2004
Wireline	53,935	50,766	50,383
Mobile	18,702	18,888	20,361
South America(1)	5,403	4,953	5,080
Internet & Media	7,715	2,029	1,805
Olivetti Tecnost	5,506	2,395	2,108
IT Market	5,039	4,827	4,131
IT Group	4,527	4,107	3,160
Other Activities	5,793	5,222	4,337

Consolidated Total	106,620	93,187	91,365

(1)	The data refer to Entel Chile Group and Entel Bolivia Group.

The following table summarizes the changes during the year 2004 relating to the number of employees:

Employees at December 31, 2003	Changes during the year				Employees at December 31, 2004
	Hired	Terminated employment	Change in scope of consolidation	Total
93,187	6,818	(6,528)	(2,112)	(1,822)	91,365

As of December 31, 2004, the Telecom Italia Group employed 91,365 persons. Compared to December 31, 2003 total employment was lower by 1,822, mainly attributable to the following factors:

•	an increase of 290 employees was due to turnover (balance between 6,818 hirings and 6,528 terminations) essentially due in Italy to hirings in Telecontact (an increase of 882 employees) and, outside of Italy, primarily due to an increase in employees in the mobile Brazilian companies; and

•	a decrease of 2,112 employees due to changes in the scope of consolidation mainly due to outsourcing to third-party companies of the “Document Management” activities (a decrease of 257 employees of Telecom Italia and Emsa Servizi), and “Maintenance and environment services” (a decrease of 437 employees of Telecom Italia and Emsa Servizi), and “Industries and Services” (a decrease of 201 employees of IT Telecom S.p.A.); as well as the sale of the Webegg group (a decrease of 662 employees), of Atesia (a decrease of 99 employees), of CIPI and of the GPP group (a decrease of 311 employees).

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2004 broken down by geographical area and function:

	Manager	Professional	White-collar	Blue-collar	Total
Italy	1,616	4,805	67,762	851	75,034
Rest of Europe	49	361	2,216	1	2,627
North America	11	37	95	2	145
Central and South America	123	771	12,589	27	13,510
Australia, Africa and Asia	4	25	20	—	49

Telecom Italia Group Total	1,803	5,999	82,682	881	91,365

Telecom Italia Group employees in Italy are represented by two categories of national unions, one for managerial staff and another for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at the national level between the national employers’ associations and the workers’ unions and, for medium and large companies, also at company level. Renewals of collective agreements are subject to general guidelines

Item 6. Directors, Senior Management and Employees	Employees

agreed upon between the Italian Government, the employers’ associations and trade unions. These guidelines establish that salary increases negotiated at the national level should not exceed agreed upon inflation rates. Individual companies may enter into additional contracts in order to link collective bonuses to the company’s productivity or profitability.

Approximately 2% of the Group’s employees held executive positions on December 31, 2004.

Employment contracts for managerial staff are governed by a national collective agreement that expired in December 2003 and was renewed in November 2004. This new agreement applies for the years 2004-2008.

The national collective agreement for non-managerial staff expired in December 2004. The overall contents (compensation clauses, job descriptions, working time, etc.) are presently under renewal.

As for Telecom Italia, an agreement was reached in November 2004 with workers’ Unions about managing of outsourcing processes. The Company is committed to early communication with the Unions of each outsourcing operation and the social protections for the involved employees.

During 2004 the Telecom Italia Group performed activities relating to Internal Communication (e.g. magazine, newsletters, and a new Intranet Portal), Employee Satisfaction (survey among all the employees, 70% respondents in Italy, roughly 80% in Latin America), and Training (1.9 million hours for the Italian Personnel).

In Italy all employees are covered by public health care and pension schemes. Telecom Italia Group employees may elect to be covered by additional health care and pension plans. Assilt, the health care fund for Telecom Italia Group employees, reimburses the medical expenses of 217,000 people (employees, retirees and their families).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The total annual remuneration of the Board of Directors was established by the Company’s General Shareholders’ Meeting of May 6, 2004, pursuant to article 2389, paragraph 1, of the Italian Civil Code, in the amount of €2,700,000 (amount to be divided amongst the directors in accordance with the resolutions on the matter that the Board itself would have adopted).

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2004 to the members of the Board of Directors of Telecom Italia was €9,170,000, of which €172,000 was paid to Directors who were not reconfirmed in the office by the Shareholders’ Meeting of May 6, 2004.

The General Shareholders’ Meeting held on April 7, 2005, increased (exclusively for the second and third year of the Board’s mandate) the maximum total annual gross amount of the directors’ remuneration to € 3,000,000, taking into account the increased size of the Board of Directors (from 19 to 21 members).

Such overall amount is presently distributed as follows:

•	€114,000 to each director in office;

•	an additional €63,000 to each of the members of the Internal Control and Corporate Governance Committee;

•	an additional €52,000 to each of the members of the Remuneration Committee;

•	an additional €20,000 to be paid to each of the members of the Strategy Committee other than the Chairman of the Board and the Managing Director Carlo Buora;

•	an additional €20,000 to be paid to the director appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System”).

The following table lists the Directors appointed by the Telecom Italia’s Shareholders’ meeting of May 6, 2004 and their respective compensation as of December 31, 2004. The compensation relates only to the period of 2004 in which they served as set forth below:

Name	Position	Period	Compensation base		Bonus	Non cash benefit		Other Compensation
					(thousands of euro)
Marco TRONCHETTI PROVERA	Chairman of the Board of Directors	1/1-12/31/2004	2,121	(1)		1,000	(2)
Gilberto BENETTON	Deputy Chairman	1/1-12/31/2004	110
Carlo Orazio BUORA	Managing Director	1/1-12/31/2004	2,073	(1)		1,250	(3)	80	(4)
Riccardo RUGGIERO	Managing Director General Manager	1/1-12/31/2004 1/1-12/31/2004	550	(1)(5)	9	5,817		946	(6)
Paolo BARATTA	Director	5/7-12/31/2004	110	(7)
John Robert Sotheby BOAS	Director	5/7-12/31/2004	76
Umberto COLOMBO	Director	1/1-5/6/2004	51	(7)
Giovanni CONSORTE	Director	1/1-12/31/2004	110
Francesco DENOZZA	Director	1/1-12/31/2004	152	(8)
Domenico DE SOLE	Director	5/7-12/31/2004	123	(9)
Luigi FAUSTI	Director	1/1-12/31/2004	180	(10)
Guido FERRARINI	Director	1/1-12/31/2004	183	(11)
Jean Paul FITOUSSI	Director	5/7-12/31/2004	76
Natale IRTI	Director	1/1-5/6/2004	52	(12)
Gianni MION	Director	1/1-12/31/2004	110	(13)				146	(14)
Pietro MODIANO	Director	1/1-5/6/2004	34	(15)
Massimo MORATTI	Director	1/1-12/31/2004	110
Marco ONADO	Director	5/7-12/31/2004	123	(9)
Renato PAGLIARO	Director	5/7-12/31/2004	76	(16)
Pasquale PISTORIO	Director	5/7-12/31/2004	116	(17)
Carlo A. PURI NEGRI	Director	1/1-12/31/2004	110
Luigi ROTH	Director	5/7-12/31/2004	76
Pier Francesco SAVIOTTI	Director	1/1-5/6/2004	52	(7)

(1)	The amount includes the remuneration ex art. 2389, section 3, of the Italian Civil Code.

(2)

This refers to variable remuneration ex art. 2389 paragraph 3 of the Italian Civil Code for the year 2003, paid in 2004 since it was subject to reaching a consolidated EBIT 2003 budget target, as well as a positive EVA (Economic Value Added) change. With regard to 2004, the

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

Board of Directors has anticipated additional remuneration of €1,400,000.00, the payment of which in 2005 is subject to reaching a consolidated EBIT 2004 budget target, as well as a positive EVA change.

(3)	This refers to variable remuneration ex art. 2389 paragraph 3 of the Italian Civil Code for the year 2003, paid in 2004 since it was subject to reaching a consolidated EBIT 2003 budget target, as well as a positive EVA change. With regard to 2004, the Board of Directors has anticipated additional remuneration of €1,250,000, the payment of which in 2005 is subject to reaching a consolidated EBIT 2004 budget target, as well as a positive EVA change.

(4)	Remuneration for the post of Chairman of Telecom Italia Mobile S.p.A., not received but paid over to Telecom Italia S.p.A..

(5)	The amount relating to remuneration ex art. 2389, section 1, of the Italian Civil Code (equal to approximately €110,000.00) is not paid to the person.

(6)	Compensation for employment .

(7)	The amount includes the remuneration paid as a member of the Remuneration Committee.

(8)	The amount includes the remuneration paid as a member of the Internal Control and Corporate Governance Committee for the period 5/7 – 12/31/2004.

(9)	The amount includes the remuneration paid as a member of the Internal Control and Corporate Governance Committee and the remuneration paid as a member of the Strategies Committee for the period 9/9 – 12/31/2004.

(10)	The amount includes the remuneration paid as Chairman of the Remuneration Committee and the remuneration paid as a member of the Internal Control and Corporate Governance Committee for the period 1/1 – 5/6/2004.

(11)	The amount includes the remuneration paid as Chairman of the Internal Control and Corporate Governance Committee and the remuneration paid as a member of the Supervisory Panel Legislative Decree 231/2001 for the period 5/7 – 12/31/2004.

(12)	The amount includes the remuneration paid as a member of the Internal Control and Corporate Governance Committee.

(13)	Remuneration not received but paid over to Edizione Holding.

(14)	Remuneration for the posts of Director of Telecom Italia Media S.p.A. and Deputy Chairman of Telecom Italia Mobile S.p.A., not received but paid over to Edizione Holding S.p.A..

(15)	Remuneration not received but paid over to Unicredit.

(16)	Remuneration not received but paid over to Mediobanca.

(17)	The amount includes the remuneration paid as a member of the Remuneration Committee and the remuneration paid as a member of the Strategies Committee for the period 9/9 – 12/31/2004.

The compensation received by Mr. De Benedetti and Mr. Grilli, who were elected as Directors at the Telecom Italia’s shareholders’ meeting of April 7, 2005, in their capacity as directors of TIM S.p.A. in 2004 was as follows:

Name	Position In TIM	Period	Compensation base		Non-cash benefits		Bonuses and other incentives		Other compensation
Marco DE BENEDETTI	Managing Director	1/1-12/31/2004	80	(1)	5	(1)	4,200	(2)(3)	837	(1)
Enzo GRILLI	Independent Director	1/1-12/31/2004	106	(4)

(1)	Compensation not received but paid over to Telecom Italia.

(2)	Bonuses and other incentives, linked to the achievement of pre-set objectives, are booked in the year they have been paid.

(3)	Compensation paid to Telecom Italia, except for €250 thousands, paid directly to the Managing Director.

(4)	The amount includes remuneration paid to the Director as member of the Remuneration Committee.

All contracts with the executive officers (with the exception of those of Messrs. Marco Tronchetti Provera, Carlo Orazio Buora and Riccardo Ruggiero) contain the following clauses:

•	if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance in the amount of two to four years of salary plus, in certain cases, a lump sum corresponding to the average bonus compensation received in the three years (or shorter period) preceding his termination; and

•	if the executive officer terminates the work relationship for good cause due to a reduction in responsibilities and tasks assigned to the executive officer, then such executive officer will be entitled to an amount corresponding to 50% of the amount described above.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

The following tables list the stock options held by Mr. Riccardo Ruggiero and Mr. Giuseppe Sala as General Managers of Telecom Italia. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for General Managers. The compensation in the form of stock options for Mr. Ruggiero and Mr. Sala was disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2004. See also below “—6.7 Options to Purchase Securities from Registrant”.

		Options held at the beginning of 2004			Options granted during 2004			Options exercised during 2004			Options expired in 2004	Options held at the end of 2004
Name	Post held	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expira- tion date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options	Average exercise price	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) = 1+4-7-10	(12)	(13)
Riccardo Ruggiero	M.D./G.M.	750,000	3.177343	2007								750,000	3.177343	2007
		150,000	2.788052	2008				150,000	2.788052	2.910
		150,000	2.788052	2009				150,000	2.788052	2.910
		200,000	2.788052	2010								200,000	2.788052	2010

Following the Merger each option entitles the holder to subscribe to 3.300871 shares; the subscription price of the shares has been modified dividing the original exercise price by the assignment ratio (3.300871). The value of the average exercise price indicated in the table is the subscription price of the shares.

		Options held at the beginning of 2004			Options granted during 2004			Options exercised during 2004			Options expired in 2004	Options held at the end of 2004
Name	Post held	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options	Average exercise price	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) = 1+4-7-10	(12)	(13)
Giuseppe Sala	General Manager	480,000 (*)	5.07	1/3 until May 2008, 1/3 until May 2009, 1/3 until May 2010				480,000	5.07	5.49

(*)	Relates to TIM options regarding a stock option plan allotted to the Director of Finance and Control of TIM.

With reference to the newly appointed Director, Mr. Marco De Benedetti, the table below details the stock options assigned to Mr. De Benedetti of TIM S.p.A. and Telecom Italia S.p.A. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for General Managers. The compensation in the form of stock options for Mr. De Benedetti was disclosed pursuant to legislative Decree No. 58/98 in the TIM’s home jurisdiction Annual Report for the year ended December 31, 2004.

		Option held at the beginning of 2004			Options granted during 2004			Options exercised during 2004			Options expired in 2004	Options held at the end of 2004
Name	Post held	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options	Average exercise price	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= 1+4-7-10	(12)	(13)
Marco De Benedetti	M.D. TIM	566,670 (*)	6.42	2008								566,670	6.42	2008
		1,000,000 (*)	5.67	2008								1,000,000	5.67	2008
		1,674,000 (*)	5.07	2008/ 2009/ 2010				1,674,000	5.07	5.49		=	=
		90,950 (**)	2.057033	2004				90,950	2.057033	3.00

(*)	Relates to TIM option.

(**)	Relates to Telecom Italia options. Following the Merger each option entitles the holder to subscribe to 3.300871 shares; the subscription price of the shares has been modified dividing the original exercise price by the assignment ratio (3.300871). The value of the average exercise price indicated in the table is the subscription price of the shares.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2004 to the Company’s executive officers was €14,466,100.

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The annual compensation attributed to the Board of Auditors was established by Olivetti’s General Shareholders’ Meeting of May 26, 2003 at €116,000 for each Auditor and €155,000 for the Chairman; such amounts were revised by Telecom Italia’s General Shareholders’ Meeting of May 6, 2004 and increased, respectively, to €128,000 for each Auditor and €171,000 for the Chairman of the Board.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2004 to the members of the Board of Auditors was €809 thousand.

The following table sets forth the members of the Board of Auditors in office during 2004 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2004:

Name	Position	Period	Compensation base		Bonus	Non cash benefit	Other Compensation
Ferdinando SUPERTI FURGA	Chairman	1/1—12/31/2004	184	(1)
Rosalba CASIRAGHI	Acting Auditor	1/1—12/31/2004	128
Paolo GOLIA	Acting Auditor	1/1—12/31/2004	128
Salvatore SPINIELLO	Acting Auditor	1/1—12/31/2004	128				21	(2)
Gianfranco ZANDA	Acting Auditor	1/1—12/31/2004	128				92	(3)

(1)	The amount includes the remuneration paid as member of the Supervisory Panel (Legislative Decree 231/2001) for the period 5/7-12/31/2004.

(2)	Remuneration for the office of Acting Statutory Auditor in Telecom Italia Media S.p.A..

(3)	Remuneration for the office of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom S.p.A. and Acting Auditor in the subsidiaries Finsiel S.p.A. and TIM S.p.A..

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

During the first half of 2004, in conjunction with the Shareholders’ Meeting of the Company, the exercise of Telecom Italia S.p.A. options was suspended as of April 24, 2004 (10 days of trading on the stock exchange preceding the date of the first call of the Shareholders’ Meeting) until May 21, 2004 inclusive.

On December 15, 2004 and December 31, 2004 the exercise period expired for the “2002-2004 Stock Option Plan” and the “February 2002—December 2004 Stock Option Plan”, respectively. As a result, as from such dates all the rights pertaining to the corresponding options are no longer effective.

On December 31, 2004 the term for the exercise of the second and final lot of the “1999 Stock Option Plan” also expired. The lot was fully exercised with the exception of the residual options with fractional shares resulting from the exercises following the Merger; as of the same date these fractional shares consequently expired.

In accordance with the recommendation in Consob Directive no.11508 dated February 15, 2000, the following table summarizes the principal terms of the Stock Option Plans effective in 2004. With reference to items shown in the tables, please note that stock option holders are entitled to subscribe at the “subscription price” the total number of stock options obtained by multiplying the number of options held by the “exercise ratio”, rounded down to the nearest whole number.

	(Amount in euro)	Options existing at 1/1/2004	New options granted during the year	Options exercised during the year		Options expired and not exercised or forfeited during the year	Rights extinguished during the year due to termination of service		Options existing at 12/31/2004	Of which exercisable at 12/31/2004
1999 Plan	No. of options	4,511,901.24	—	4,511,879.74		21.50	—		—	—
	Exercise ratio	3.300871	—	3.300871		3.300871	—		—	—
	Subscription price	2.057033	—	2.057033		2.057033	—		—	—
	Market price	2.403		2.764	(1)	3.006	—		—	—
2000 Plan	No. of options	10,699,996.00	—	—		—	—		10,699,996.00	10,699,996.00
	Exercise ratio	3.300871	—	—		—	—		3.300871	3.300871
	Subscription price	4.185259	—	—		—	—		4.185259	4.185259
	Market price	2.403	—	—		—	—		3.006	3.006
2001 Plan	No. of options	32,340,000.00	—	—		—	360,000.00		31,980,000.00	31,980,000.00
	Exercise ratio	3.300871	—	—		—	3.300871		3.300871	3.300871
	Subscription price	3.177343	—	—		—	3.177343		3.177343	3.177343
	Market price	2.403	—	—		—	3.177	(1)	3.006	3.006
2002 Plan	No. of options	25,744,700.00	—	208,498.91		—	1,999,700.00		23,536,501.09	14,340,901.09
	Exercise ratio	3.300871	—	3.300871		—	3.300871		3.300871	3.300871
	Average subscription price	2.906507	—	2.906507		—	2.928015		2.905390	2.905424
	Market price	2.403	—	2.973	(1)	—	2.654	(1)	3.006	3.006
TOP 2002 Plan	No. of options	11,340,000.00	—	749,999.02		—	90,000.00		10,500,000.98	6,000,000.98
	Exercise ratio	3.300871	—	3.300871		—	3.300871		3.300871	3.300871
	Subscription price	2.788052	—	2.788052		—	2.788052		2.788052	2.788052
	Market price	2.403	—	2.938	(1)	—	2.537	(1)	3.006	3.006
2002- 2004 Plan	No. of options (2)	800,000.00	—	—		800,000.00	—		—	—
	Exercise ratio	0.471553	—	—		0.471553	—		—	—
	Subscription price	7.015118	—	—		7.015118	—		—	—
	Market price	2.403	—	—		3.006	—		—	—
Feb. 2002- Dec. 2004 Plan	No. of options (3)	5,940,000.00	—	—		5,640,000.00	300,000.00		—	—
	Exercise ratio	0.471553	—	—		0.471553	0.471553		—	—
	Subscription price	5.333441	—	—		5.333441	5.333441		—	—
	Market price	2.403	—	—		3.006	2.531	(1)	—	—

(1)	Weighted average price.

(2)	Refers to No. 1,330,000 warrants assigned.

(3)	Refers to No. 29,000,000 warrants authorized of which No. 26,475,000 assigned.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

Plan	Assignment- ratio	Subscription price of the resulting Shares (euro)	Number of options granted at 12/31/2004 and exercisable from						Maximum period of options
			2001	2002	2003	2004	2005	Total
1999	3.300871	2.057033	—	—	—	—	—	—	December 31, 2004
2000	3.300871	4.185259	5,349,998.00	5,349,998.00	—	—	—	10,699,996.00	5 years beginning from each year
2001	3.300871	3.177343	—	31,980,000.00	—	—	—	31,980,000.00	April 15, 2007
2002	3.300871 3.300871 3.300871	2.928015 2.409061 2.339080	— — —	— — —	6,868,200.70 222,000.04 60,000.00	6,908,700.31 222,000.04 60,000.00	8,779,600.00 336,000.00 80,000.00	22,556,501.01 780,000.08 200,000.00	5 years beginning from each year
2002 TOP	3.300871	2.788052	—	—	3,000,000.49	3,000,000.49	4,500,000.00	10,500,000.98	5 years beginning from each year
2002-2004	0.471553	7.015118	—	—	—	—	—	—	December 15, 2004
Feb 2002- Dec 2004	0.471553	5.333441	—	—	—	—	—	—	December 31, 2004

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

7.1.1    THE OLIMPIA SHAREHOLDERS’ AGREEMENTS

The information contained herein regarding the Olimpia shareholders’ agreements has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

Several shareholders’ agreements exist among Olimpia’s shareholders.

In particular, shareholders’ agreements were entered into between Pirelli S.p.A. (now Pirelli and C. S.p.A.) and Edizione Holding S.p.A. (whose obligations and rights were subsequently assigned to Edizione Finance International S.A.) on August 7, 2001, as amended on September 14, 2001 and February 13, 2002 (hereinafter the “Agreements”). Shareholders’ agreements were also entered into among Pirelli, IntesaBci S.p.A. (now Banca Intesa S.p.A.) and UniCredit on September 14, 2001 and subsequently amended on September 26, 2001, October 24, 2001 and December 16, 2003 (hereinafter “Agreements with the Banks”). In addition, following the execution of a term sheet on December 16, 2002, shareholders’ agreements were entered into among Pirelli, Edizione, Unicredit and Intesa (collectively, the “Former Olimpia Shareholders”), Olimpia and Hopa on February 21, 2003, as amended on January 23, 2004 and January 28, 2005 (hereinafter the “Agreements with Hopa”).

The Agreements and the Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is three years for the Agreements and two years for the Agreements with the Banks. On April 24, 2004, a notice was published stating that the Agreements with the Banks were renewed until October 4, 2006. The Agreements with Hopa have a three-year term as from May 9, 2003, subject to extension by mutual agreement of the parties. If the Agreements with Hopa are not renewed, the partial demerger of Olimpia and Holinvest will occur pursuant to the terms and conditions set forth in the Agreements with Hopa, and Hopa will receive a premium of at least €0.35 per Olivetti share (or financial instrument), such a sum to be updated to take into account the Merger.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Old Telecom Italia (now Telecom Italia, as the company resulting from the Merger), TIM and SEAT (now Telecom Italia Media) and identify certain issues on which the board resolutions of such companies have to be taken in accordance with the provisions of the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell Olimpia shares in the event of a withdrawal of a party from the agreements.

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Old Telecom Italia, TIM and Telecom Italia Media are set forth below. In connection with the composition of the Boards of Directors of such companies, the parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

•	the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Intesa;

•	the nomination of one director by Unicredit;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione. See “Item 6. Directors, Senior Management and Employees—6.1 Directors”.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

Under the Agreements with Hopa, Hopa has the right to appoint one Olimpia director and the Former Olimpia Shareholders must use their best efforts to cause a director designated by Hopa to be nominated to the Board of Directors of Telecom Italia, TIM and Telecom Italia Media, with a corresponding reduction in the number of Pirelli nominees. See “Item 6. Directors, Senior Management and Employees—6.1 Directors”.

Hopa does not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement between the former Olimpia Shareholders and Hopa with respect to the passage of a resolution by either the Extraordinary Shareholders Meeting or the Board of Directors of Olimpia concerning certain matters (including (i) the determination as to how Olimpia will vote its Telecom Italia shares at an Extraordinary Shareholders Meeting of the Company, (ii) the purchase or sale of securities exceeding a certain amount and (iii) failure of Olimpia to maintain a debt to equity ratio of 1:1), Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest. In the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Agreements with Hopa) and Olimpia would receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Agreements with Hopa). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti’s share capital—now the corresponding stake in Telecom Italia’s ordinary share capital—or to maintain a debt to equity ratio of 1:1 after a specified cure period), no such partial demerger transactions may be implemented prior to the third anniversary of the merger of Holy S.r.l. (a wholly-owned subsidiary of Hopa) into Olimpia, which took place on May 9, 2003.

Hopa is granted certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

Hopa, Holinvest and Hopa controlling companies (“the Hopa companies”), the Former Olimpia Shareholders and their respective controlling and controlled companies agreed not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of certain existing call options and swap agreements referred to in the Agreements with Hopa, (ii) in the case of Edizione, Unicredit and Intesa, as currently permitted, respectively, under the Agreements and the Agreements with the Banks, and (iii) in the case of the Hopa companies, as permitted under the Agreements with Hopa.

On January 28, 2005, each of Pirelli, Edizione, Hopa, Intesa and Unicredit entered into an agreement that amends the Agreement with Hopa in certain respects (the “Hopa Agreement Amendment”), including by allowing those parties to acquire certain Telecom Italia Shares, provided that such acquisitions do not cause the aggregate number of Telecom Italia Shares held by Olimpia and its shareholders to exceed 30% of the total number of Telecom Italia Shares outstanding. Specifically (and subject to the limitation described in the previous sentence), the Hopa Agreement Amendment permits (i) Pirelli & C. to acquire up to 300,000,000 Telecom Italia Shares, and (ii) each of Edizione Finance, Hopa, Intesa and Unicredit to acquire up to 100,000,000 Telecom Italia Shares.

Telecom Italia is not subject to direction and coordination pursuant to Article 2497 et seq. of the Italian Civil Code nor to the control of any person pursuant to Article 93 of the Consolidated Law. Olimpia is the largest shareholder in Telecom Italia, with a stake equal to, as of May 23, 2005, approximately 21.4%. Such stake will be diluted to approximately 18% when the TIM Acquisition is completed. Under the “voto di lista” system for the election of directors, a shareholder or group of shareholders owning 1% or more of the shares may put forward a slate of directors for election to the Board. As a result of this system 15 of the directors elected at the shareholders’ meeting of May 6, 2004 were candidates put forward by Olympia. The “voto di lista” system did not apply in the Shareholders’ Meeting held on April 7, 2005, that increased the number of directors from 19 to 21. See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Appointment”.

There are no arrangements known to the Company the operation of which may result in any shareholder obtaining a controlling interest in Telecom Italia.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS’ OWNERSHIP

❖	BOARD OF DIRECTORS

The following table shows the ownership of Telecom Italia, TIM and Telecom Italia Media shares, as of May 23, 2005, by the Directors of Telecom Italia who were appointed by the General Meeting of May 6, 2004:

Name	Company	Number of shares held as of May 6, 2004	Number of shares purchased	Number of shares sold	Number of shares held as of May 23, 2005
Giovanni CONSORTE	Telecom Italia Savings Shares Telecom Italia Media ordinary shares	33,088 40,183		33,088 40,183	0 0
Gilberto BENETTON	TIM ordinary shares	0	1,125,000		1,125,000
Luigi FAUSTI	TIM ordinary shares	50,000		46,540	3,460
Gianni MION	Telecom Italia Savings Shares(1) TIM ordinary shares(1) TIM savings shares(1)	0 0 0	15,000 3,500 5,000		15,000 3,500 5,000
Marco ONADO	TIM savings shares Telecom Italia Shares	0 0	4,700 17,000		4,700 17,000
Pasquale PISTORIO	Telecom Italia Shares Telecom Italia Shares(1)	889,000 660,000			889,000 660,000
Luigi ROTH	Telecom Italia Shares(1) TIM ordinary shares(1) Telecom Italia Media ordinary shares(1)	11,553 14,300 726			11,553 14,300 726

(1)	Shares held indirectly.

❖	BOARD OF AUDITORS

The following table shows the ownership of Telecom Italia, TIM and Telecom Italia Media shares, as of May 23, 2005, by the auditors of Telecom Italia:

Name	Company	Number of shares held at the end of 2003	Number of shares acquired	Number of shares sold	Number of shares held as of May 23, 2005
Paolo GOLIA	TIM ordinary shares	0	15,555	14,724	831
Salvatore SPINIELLO	Telecom Italia Shares Telecom Italia Savings Shares TIM ordinary shares	82,922 234,458 10,000	0 0 0	82,922 234,458 10,000	0 0 0
Ferdinando SUPERTI FURGA	TIM ordinary shares	6,270	0	6,012	258

As of May 23, 2005 no member of the Board of Directors or Board of Auditors beneficially owned more than 0.0069819% of the Shares or Savings Shares.

The following table shows certain information, as of May 23, 2005, about the ownership of the Company’s Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Shares	Directors and executive officers as a group (21 Directors and 8 Executive Officers)	1,681,316	0.0098820
	Board of Auditors as a group (5 persons)	0	0
Savings Shares	Directors and executive officers as a group (21 Directors and 8 Executive Officers)	37,603	0.0006488
	Board of Auditors as a group (5 persons)	0	0

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

Telecom Italia has a Code of Conduct for Insider Dealing that sets out the disclosure requirements and rules applicable to transactions, involving financial instruments issued by the Company and its subsidiaries, carried out by persons who, as a consequence of their position in the Company, have access to material information (that is information on matters capable of producing significant changes in the outlook for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group and likely, if made public, to have a significant effect on the price of the listed securities in question). To this end the relevant persons include—among others—Directors, executive officers and Statutory Auditors.

The criteria applied in drafting the Code are consistent with the basic principles underpinning the Company’s system of corporate governance: rigour, transparency and alignment with best international practice. The key features of the Code are:

•	flexibility in identifying the persons subject to the disclosure obligations, to take account of situations where persons may have temporary access to inside information;

•	immediate disclosure to the market of transactions whose amount, aggregated with the amounts of other transactions carried out in the three preceding months and not yet declared to the Company, exceeds €80,000;

•	quarterly disclosure of transactions whose cumulative amount is more than €35,000 and less than €80,000;

•	extension of the disclosure obligations to the exercise of stock options and pre-emption rights and all transactions involving securities issued by companies belonging to the Telecom Italia Group, even when carried out under a contract for the management of an investment portfolio under which the investor renounces the right to give instructions; and

•	black-out periods during which, in general, persons subject to the disclosure obligations may not carry out transactions.

In the event of non-compliance, the Code provides for severe penalties; where the offender is a Director or a member of the Board of Auditors, the Board of Directors may propose the revocation of his or her appointment at the next shareholders’ meeting. If the offender (including an executive officer) is an employee, penalties set forth by applicable laws and collective agreements will apply.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY

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

On May 22, 2003, taking into account the proposed Merger, a Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities, stated the exact wording of Telecom Italia’s bylaws with reference to the special powers. In particular, the decree maintained the power of approving the acquisition of major shareholdings in the company’s voting capital and the power of veto as currently provided for in Telecom Italia’s bylaws. On the other hand, the Treasury’s power to approve major shareholders’ agreements and the power to appoint one Director and one Statutory Auditor were relinquished.

The special powers presently included in Telecom Italia’s Bylaws as adopted in connection with the Merger are as follows:

•	Approval of Material Acquisitions of Shares. The State has the authority to approve or disapprove the acquisition of material interests in the share capital of Telecom Italia (defined as 3% of the voting share capital). The Board of Directors is required to notify all such acquisitions to the Ministry for Economy and Finance. Until approval has been received, the purchaser of the Shares may not vote the Shares. In case of disapproval or the expiration of the 60-day period within which the Minister has to make a decision, the purchaser must resell the Shares within one year.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

•	Veto Power over Major Changes. The State has veto power over resolutions to dissolve the company, approve mergers, demergers or dispositions of the business, transfer the registered office abroad, change the corporate purposes or amend or modify the special powers.

Law 350/2003, adopted in December 2003, significantly modifies the rules governing the special powers of the Italian Government with respect to privatized companies stating, in particular, that the Government will no longer have the power to approve or disapprove the acquisition of material interests in the share capital of such companies, but instead will be able to object, within a ten-day period, in case of prejudice to vital State interests and each time there is the need to protect subsequent undeniable reasons of public interest, in accordance with specific criteria set forth in an ad-hoc decree of the Government dated June 10, 2004. A further decree is expected to redefine accordingly the content of the “special powers” clause in Telecom Italia’s bylaws.

In the meantime, on December 7, 2004, Telecom Italia, pursuant to Article 22.b) of its bylaws, notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Telecom Italia Group, which includes the merger of TIM with and into Telecom Italia.

The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, notified Telecom Italia that it did not consider that the conditions were met for the exercise of the veto right with respect to the adoption of the merger resolution by Telecom Italia’s shareholders’ meeting of April 7, 2005.

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

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

The following related-party transactions are reflected in the statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively:

Related-party transactions in the years ended December 31,
	2002		2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€306 million	Refers mainly to: Teleleasing (€105 million), Brasil Telecom (€48 million), Sky Italia (formerly Stream) (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)	€275 million	Refers mainly to: Teleleasing (€166 million), Sky Italia (formerly Stream) (€22 million), Shared Service Center (€21 million), Telecom Argentina (€12 million) and Telekom Austria (€12 million)	€333 million	Refers mainly to: Teleleasing (€200 million), LI.SIT. (€40 million), Shared Service Center (€32 million), Consortium Mael (€14 million), Sky Italia (€8 million), Telecom Argentina (€10 million), Golden Lines (€10 million) and Etec S.A. Cuba (€9 million)

Cost of materials and other external charges	€475 million	Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from ETEC S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)	€399 million	Refers mainly to: rent payable to Tiglio I (€81 million) and Tiglio II (€24 million); TLC service costs to ETEC S.A. Cuba (€112 million) and Telekom Austria (€22 million); maintenance and assistance contracts from Shared Service Center (€45 million), Siemens Informatica (€34 million), Teleleasing (€11 million) and Italtel (€22 million)	€446 million	Refers mainly to: rent payable to Tiglio I (€56 million) and Tiglio II (€28 million); TLC service costs from ETEC S.A. Cuba (€123 million) and Telecom Argentina (€6 million); maintenance and assistance contracts from Shared Service Center (€106 million), software costs and informatical material, as well as maintenance and assistance contracts from Siemens Informatica (€63 million), costs for TLC equipment, as well as maintenance and assistance contracts from Italtel group (€23 million) and costs for TLC equipment, as well as operating lease costs from Teleleasing (€21 million)

Other income, net	€9 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€14 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€6 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Expense for €9 million	Includes accrued interest income on loans made to certain affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million)	Income for €13 million	Includes accrued interest income on loans made to certain affiliates (€24 million); interest expense payable to Teleleasing for financial leasing transactions (€11 million)	Income for €3 million	Includes accrued interest income on loans made to certain affiliates; interest expense on loans made to certain affiliates

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

The following related-party transactions are reflected on the balance sheets as of December 31, 2003 and 2004:

Related-party transactions in the years ended December 31,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Loans in long-term investments	€122 million	Refers mainly to medium/long term loans made to Aria-Is TIM (€336 million written down by €279 million), Aree Urbane (€31 million) and Telegono (€15 million)	€64 million	Refers mainly to medium/long term loans made to Avea I.H.A.S. (formerly Aria-Is TIM) (€29 million), Aree Urbane (€20 million), Golden Lines (€5 million), Telegono (€3 million) and Tiglio II (€3 million)

Trade accounts receivables and other current assets	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€44 million written down by €27 million), Teleleasing (€49 million) and Shared Service Center (€11 million)	€195 million	Comprises mainly receivables from LI.SIT. (€77 million), Teleleasing (€70 million), Tiglio I (€9 million) and Shared Service Center (€7 million)

Trade accounts payable and other current liabilities	€146 million	Refers to payables for supply contracts connected with operations and investment activities. They include: payables to the Italtel group (€54 million), Siemens Informatica (€23 million) and Mirror International Holding (€24 million) for capital subscribed and not yet paid	€281 million	Refers to payables for supply transactions connected with operations and investment activities. They include: payables to the Italtel group (€150 million), Siemens Informatica (€61 million) and Shared Service Center (€34 million)

Long-term and short-term debt	€42 million	Refers mainly to payables for finance leases to Teleleasing (€26 million), Shared Service Center (€6 million) and Edotel (€4 million)	€24 million	Refers mainly to payables for finance leases to Teleleasing (€15 million) and Shared Service Center (€6 million)

Short-term financial receivables	€30 million	Comprises short-term loans made to Teleleasing (€13 million), TMI Canada (€8 million) and TIN Web (€5 million)	€7 million	Comprises short-term loans made to TIN Web (€5 million)

Guarantees and collateral	€976 million	Comprises sureties provided on behalf of Aria—Is TIM (€672 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of Aria—Is TIM (€107 million)	€661 million	Comprises sureties provided on behalf of Avea I.H.A.S. (formely Aria-Is TIM) (€454 million), Tiglio I (€56 million), Aree Urbane (€45 million), Consorzio Csia (€38 million), Italtel group (€35 million) and Tiglio II (€13 million)

Capital expenditures	€403 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€346 million) and computer projects from Siemens Informatica (€13 million)	€395 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€324 million), informatical projects from Shared Service Center (€21 million) and Siemens Informatica (€50 million)

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

Moreover, related-party transactions in the year ended December 31, 2004 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€4 million	Refers to commitments with Saturn Venture Partners for future capital increases

Other related party transactions for the year ended December 31, 2004: Pirelli group, the Edizione Holding group, the Unipol group, the STMicroelectronics group and the companies affiliated with Mr. Moratti, the company Telepost S.p.A., the Camfin group and others.

As for transactions with the Banca Intesa group and the Unicredit group, the data refers to the first quarter of 2004 in that the Directors, through which the companies were considered related parties, ended their term of office on the date of the Shareholders’ Meeting of May 6, 2004.

The following related-party transactions are reflected in the statement of operations for the year ended December 31, 2004:

Items	In the aggregate	Nature of the transaction
Operating revenues	€40 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€3 million), power cable-laying services to the Pirelli group (€2 million) and telephone services to the Pirelli group (€3 million), to the Edizione Holding Group (€5 million), to the Unipol group (€13 million), to the STMicroelectronics group (€2 million), to the companies affiliated with Director Mr. Massimo Moratti (€1 million), to the Banca Intesa group (€3 million) and to the Unicredit group (€8 million)

Cost of materials and other external charges	€120 million	Refers mainly to R&D expenditures and consulting services in the area of computers, tax and intellectual property rights from the Pirelli group (€86 million), Document Management services by Telepost (€15 million), insurance services from the Unipol group (€11 million), sponsoring and content provider costs in reference to F.C. International Milano S.p.A.—a related party through Mr. Massimo Moratti (€5 million), the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€2 million) and the purchase of electronic components bought by STMicroelectronics (€1 million)

Other income	€1 million	Refers mainly to other income from the Pirelli group

Miscellaneous operating charges	€1 million	Refers mainly to other charges to the Pirelli group

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

The following related-party transactions are reflected on the balance sheet as of December 31, 2004:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€10 million	Refers mainly to the above-mentioned telephone services under sale and services revenues rendered to the Pirelli group (€8 million) and to the Edizione Holding group (€2 million)

Trade accounts payable and other current liabilities	€65 million	Refer mainly to supply transactions connected to the performance of services costs, investment activities from the Pirelli group (€49 million), insurance services costs to the Unipol group (€11 million), Document Management services costs to Telepost (€3 million), sponsoring and content provider costs in reference to F.C. Internazionale Milano S.p.A.—a related party through Mr. Moratti (€2 million)

Capital expenditures	€24 million	Refers to purchases of telecommunications cable from the Pirelli group

Other related-party transactions for the years ended December 31, 2003 and 2002: Pirelli group and Edizione Holding group, Unipol group, Banca Intesa group, Unicredit group and others.

Related-party transactions, excluding transactions among group companies, also include transactions entered into during 2003 between the Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredit group and the companies associated with Director Mr. Massimo Moratti as follows.

The following related-party transactions were reflected in the statement of operations for the year ended December 31, 2003:

Items	In the aggregate	Nature of the transaction
Operating revenues	€63 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€34 million) and telephone services to the Pirelli group (€5 million), the Edizione Holding group (€9 million), the Banca Intesa group (€4 million), the Unicredit group (€2 million), the Unipol group (€8 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

Cost of materials and other external charges	€55 million	Refers mainly to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€44 million), insurance services to the Unipol group (€10 million) and the commissions paid to the Edizione Holding group for the sale of prepaid telephone cards (€1 million)

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

The following related-party transactions were reflected on the balance sheet as of December 31, 2003:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€20 million	Refers mainly to the above-mentioned telephone services rendered to the Pirelli group (€13 million), to the Edizione Holding group (€3 million), to the Banca Intesa group (€2 million) and to the Unipol group (€2 million)

Trade accounts payable and other current liabilities	€30 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group (principally cables)

Capital expenditures	€30 million	Refers to purchases of telecommunications cables (€27 million) and leasehold improvements (€3 million) from the Pirelli group

Short-term financial receivables	€707 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€608 million) and the Unicredit group (€99 million)

Financial debt	€392 million	Financial exposure of the Group to the Banca Intesa group (€341 million) and the Unicredit group (€51 million)

Acquisition of investments	€2 million	Purchase by Telecom Italia S.p.A of a 5% stake in EPIClink S.p.A. from Pirelli S.p.A.

Disposal of business segments	€4 million	Gain on contribution, by Olivetti, of the Facility Management business segment to Pirelli & C. Real Estate

Derivatives	€88 million	Hedging contracts and forward currency agreements put into place with the Banca Intesa group

Moreover, there were the following transactions:

•	in 2003, TIM and Telecom Italia disposed of telephone cards to Autogrill S.p.A. (Edizione Holding group) for subsequent sale to the general public for an equivalent amount of €22 million, the commission due to Edizione Holding group for the sale of telephone cards amounted to €1 million;

•	on July 28, 2003, IT Telecom S.p.A. contributed its business segment “Corporate Solution” to Pirelli Informatica’s share capital. Pirelli Informatica changed in Shared Service Center (SSC), a consortium with limited liability held as of December 31, 2003 by IT Telecom S.p.A. (45%), Olivetti Tecnost S.p.A. (5%) and Pirelli S.p.A. (50%);

•	on July 21, 2003, the spin-off of Tiglio I and Tiglio II in Ortensia was concluded. Such transaction became effective on July 25, 2003; and

•	in March 2004 TIM conferred to Shared Service Center a business segment operating in the development and maintenance of SAP applications.

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

Related-party transactions, excluding transactions among group companies, also included transactions between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

The following related party transactions were reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	Mainly refers to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million)

Cost of materials and other external charges	€23 million	Essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million)

The following related party transactions were reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	Mainly refer to the above-mentioned services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million)

Trade accounts payable and other current liabilities	€9 million	Mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million)

Capital expenditures	€32 million	Mainly refer to purchases of telecommunications cables from Pirelli group

Acquisition of equity investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Old Telecom Italia from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million)

	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica

Disposal of business segments	€19 million	Gain on the sale of non-facility business segments to Pirelli Real Estate from the Old Telecom Italia Group and of Property and Project business from Olivetti Multiservices

Moreover in 2002, €20 million of telephone cards, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Item 8. Financial Information	Historical Financial Statements / Unaudited Condensed Consolidated Pro Forma Financial Data

Item 8.    FINANCIAL INFORMATION

8.1    HISTORICAL FINANCIAL STATEMENTS

See Items 18 and 19 for a list of financial statements and other financial information filed with this report.

8.2    UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA

8.2.1    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE PROPOSED TIM ACQUISITION AND SELECTED CORPORATE EVENTS POST DECEMBER 31, 2004

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 was prepared on the basis that the TIM Acquisition occurred on January 1, 2004. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2004 was prepared on the basis that the TIM Acquisition occurred on December 31, 2004.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 and the unaudited pro forma condensed consolidated balance sheet as of December 31, 2004 also give effect to the divestiture of Entel Chile and the proposed divestitures of TIM Hellas as well as of Digitel and Finsiel (only for the pro forma balance sheet), as if such transactions had occurred on January 1, 2004 for statement of operations purposes and as of December 31, 2004 for balance sheet purposes.

The unaudited pro forma information is intended to give a better understanding of the impact the TIM Acquisition and the proposed divestitures will have on the financial statements of Telecom Italia when the aforementioned transactions are completed. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated financial statements were prepared by using the historical financial statements of Telecom Italia; these amounts were then adjusted based on Telecom Italia’s assessment of the likely outcome of certain events. The notes to the unaudited pro forma condensed consolidated financial statements describe the adjustments made to the unaudited pro forma condensed consolidated financial statements to illustrate the pro forma effects of the TIM Acquisition and the proposed disposals.

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the effects of:

•	the proposed acquisition by Telecom Italia of the outstanding minority interests in TIM through the TIM Acquisition process;

•	the effect of the use of own funds and the additional debt required to fund the tender offers which are part of the TIM Acquisition;

•	the effects of the share exchange between the shareholders of Telecom Italia and the remaining TIM shareholders after the completion of the tender offer for TIM shares; and

•	the effects of the divestiture of Entel Chile and the proposed divestitures of the controlling interests in Digitel, Finsiel and TIM Hellas;

on the historical operating results and financial position of the Telecom Italia Group for the year ended December 31, 2004 and at December 31, 2004.

Telecom Italia will account for the TIM Acquisition using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The unaudited pro forma condensed consolidated statement of operations includes such adjustments as are necessary to give effect to events directly attributable to the TIM Acquisition, which are expected to have a continuing impact and are factually supportable. The pro forma preliminary allocations of the purchase price in the TIM Acquisition have been reflected between identifiable intangible assets and goodwill using the information developed from the purchase price allocation exercise from the Merger. The purchase price allocation is subject to a complete fair value assessment and has therefore not yet been finalized due to the recent approval of the TIM Acquisition transaction. Differences between the amounts included herein and the final allocations could be material.

Item 8. Financial Information	Unaudited Condensed Consolidated Pro Forma Financial Data

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

•	The historical consolidated financial statements of the Telecom Italia Group, including the 44.06% minority interests of TIM existing at December 31, 2004 on a U.S. GAAP basis.

•	The estimated effect of the proposed partial cash tender offer for the ordinary and savings shares of TIM. The effects of the tender offers, which started on January 3, 2005 and ended January 21, 2005, have been estimated based on the actual amounts paid to minority shareholders on January 28, 2005. To finance the tender offer amounting to €13,804 million, Telecom Italia used €2,504 million of its own funds and obtained an additional €11,300 million of debt from a group of leading banks.

•	The estimated effect of the exchange of Telecom Italia shares for the remaining minority interests of TIM. This exchange of shares, which was authorized by the ordinary shareholders of Telecom Italia and TIM and by the savings shareholders of TIM on April 7, 2005, April 5, 2005 and April 6, 2005, respectively, is to be made at the rate of 1.73 Telecom Italia shares for each ordinary share of TIM, and 2.36 Telecom Italia savings shares for each TIM savings shares. For purposes of U.S. GAAP, the fair value of the shares exchanged has been estimated to be €2.96 per ordinary share and €2.21 per savings share, which is based on the average price of the Telecom Italia Shares and Savings Shares for the two days before and the two days after the date of the announcement of the TIM Acquisition. The fair value of the acquisition related to the exchange offer is estimated to be €6,803 million.

•	The estimated dividend distribution that will go to third parties (i.e., entities not part of the Telecom Italia Group) based on the 2004 results of TIM will be €376 million. The dividend distribution to third parties takes into account the effects of the tender offer, the share exchange and certain put and call arrangements entered into by Telecom Italia related to TIM stock in 2004.

•	The decrease in the net income attributable to the minority interests in TIM, due to the acquisition of the remaining minority interests through the TIM Acquisition process.

•	The estimated effects of the disposal of the controlling stakes in Entel Chile, Digitel, Finsiel and TIM Hellas, the TIM mobile operations in Greece.

•	The costs that will be incurred in 2005 in connection with the successful outcome of the TIM Acquisition for advisory services, legal opinions, valuations, etc., estimated to amount to €118 million, have been included in the purchase price and short-term borrowings.

The unaudited pro forma presentation indicates that the total additional goodwill from the TIM Acquisition is approximately €12,246 million. Telecom Italia is required to use the requirements of SFAS 142 for goodwill and other indefinite lived intangibles. Therefore, no amortization has been reflected in the accompanying pro formas for the amount of the purchase price preliminarily allocated to goodwill and to intangibles with indefinite lives.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the Telecom Italia Group had the TIM Acquisition in fact occurred on those dates nor of the results of operations or the financial position of the Telecom Italia Group for any future period.

Item 8. Financial Information	Unaudited Condensed Consolidated Pro Forma Financial Data

U.S. GAAP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

	Pro forma
	Adjustments
	Telecom Italia U.S. GAAP Consolidated Historical Year Ended December 31, 2004 (1)	Effect of the Cash Tender Offer and the Share Exchange for the Minority Interests of TIM (2)	Effect of Disposal of Certain Operating Units (*) (3)	Telecom Italia Unaudited U.S. GAAP Consolidated Pro forma Year Ended December 31, 2004 (1+2+3)
	(Millions of Euro, except per share and per ADS amounts)			(Millions of Euro, except per share and per ADS amounts)
	(millions of Euro)
Total revenues	30,593		(1,718)	28,875

Cost of materials	(2,473)		165	(2,308)
Salaries and social security contributions	(3,767)		132	(3,635)
Depreciation and amortization	(6,423)	(521)	284	(6,660)
Other operating expenses, net	(10,924)		908	(10,016)

Total operating expenses	(23,587)	(521)	1,489	(22,619)

Operating income (loss)	7,006	(521)	(229)	6,256
Financial and other expenses, net	(1,685)	(408)	69	(2,024)

Income (loss) from continuing operations before income taxes	5,321	(929)	(160)	4,232
Income tax benefit (expense)	(2,520)	329	59	(2,132)
Minority interests	(1,205)	951	47	(207)

Net income (loss) from continuing operations	1,596	351	(54)	1,893

Net income per Ordinary Share from continuing operations—Basic and Diluted(4)(5)	0.10			0.10

Net income per Savings Share from continuing operations—Basic and Diluted(4)(5)	0.11			0.11

(*)	After elimination of intra group transactions.

Item 8. Financial Information	Unaudited Condensed Consolidated Pro Forma Financial Data

U.S. GAAP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

	Pro forma
	Adjustments
	Telecom Italia U.S. GAAP Consolidated Historical As of December 31, 2004 (1)	Effect of the Cash Tender Offer and the Share Exchange for the Minority Interests of TIM (2)	Effect of Disposal of Certain Operating Units (*) (3)	Telecom Italia Unaudited U.S. GAAP Consolidated Pro forma As of December 31, 2004 (1+2+3)
	(millions of Euro)
Assets
Current assets:
• from continuing operations	24,053	(5,298)	(707)	18,048
• from discontinued operations	832		(832)
Tangible assets, net	20,780		(1,468)	19,312
Goodwill	38,242	12,246	(443)	50,045
Other intangible assets, net	20,143	8,241	(322)	28,062
Other long-term assets	3,494		21	3,515

Total assets	107,544	15,189	(3,751)	118,982

Liabilities and stockholders’ equity
Current liabilities:
• from continuing operations	17,017		(737)	16,280
• from discontinued operations	593		(593)
Long-term debt	39,257	9,000	(476)	47,781
Reserves and other liabilities	10,922	3,070	(110)	13,882

Total liabilities	67,789	12,070	(1,916)	77,943
Minority interests	4,928	(3,684)	(491)	753
Stockholders’ equity	34,827	6,803	(1,344)	40,286

Total liabilities and stockholders’ equity	107,544	15,189	(3,751)	118,982

(*)	After elimination of intra group transactions.

8.2.2    NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Under U.S. GAAP, the TIM Acquisition will be accounted for under the purchase method of accounting for business combinations, with Telecom Italia treated as the acquiror. The total purchase consideration has been estimated based on several assumptions, including the estimated number of ordinary shares and savings shares to be acquired by Telecom Italia shareholders from the TIM minority shareholders after the cash portion of the tender offer.

The preliminary announcement of the proposed TIM Acquisition was made on December 7, 2004. On January 23, 2005 each of the Telecom Italia Board and the TIM Board approved the TIM Acquisition and set the exchange ratio for the TIM Acquisition. The terms of the agreement, including the exchange ratio of 1.73 Telecom Italia ordinary shares for each TIM ordinary share and 2.36 Telecom Italia Savings Shares for each TIM savings share were approved by the ordinary shareholders of Telecom Italia and TIM and by the savings shareholders of TIM on April 7, 2005, April 5, 2005 and April 6, 2005, respectively. The TIM Acquisition is expected to be completed by the end of June 2005. Due to the fact that the TIM Acquisition has not yet been completed, management has not had sufficient time to finalize its analysis of the purchase price allocation as of the date of this document. Therefore, the estimated consideration to be paid over the carrying value of TIM has been preliminarily reflected between identifiable intangible assets and goodwill as reported above in the accompanying pro formas. Telecom Italia will adopt SFAS 142 in accounting for intangible assets with an indefinite life and goodwill in the future, therefore no amounts have been amortized in the accompanying pro forma statement of operations for such assets and the amortization reported in the accompanying pro forma statement of operations relates only to intangible assets with lives between three to twenty years.

Item 8. Financial Information	Unaudited Condensed Consolidated Pro Forma Financial Data

The accompanying pro formas are presented in the following manner:

1.	The consolidated Telecom Italia statement of operations for the year ended December 31, 2004 and balance sheet dated as of December 31, 2004 have been derived from the Telecom Italia U.S. GAAP consolidated financial statements included elsewhere herein, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP.

2.	The adjustments in this column reflect the payment of €13,804 million, composed of €11,300 million (of which €2,300 million was repaid) drawn from the additional borrowing facilities made available to Telecom Italia by a group of banks for the TIM Acquisition, and the remainder of the purchase price being funded by existing cash and liquidity of €2,504 million.

The purchase price for the TIM Acquisition is expected to be €20,607 million, plus direct acquisition costs of €118 million. These amounts are included in the adjustments in column 2. The total purchase price has been derived and allocated as follows:

(in millions of euro)
Cash to be paid to existing TIM shareholders	13,804

Value of Telecom Italia shares to be exchanged	6,803

Direct acquisition costs	118

Total purchase price to be allocated	20,725

Carrying value of TIM on a U.S. GAAP basis	(3,308)
Preliminary allocation to identifiable intangibles on a proportional basis with the allocation that had been made at December 31, 2004	(8,241)

Related deferred taxes	3,070

Preliminary goodwill	12,246

The preliminary purchase price has been allocated on a preliminary basis to identifiable intangible assets and goodwill. After the transaction has been completed, Telecom Italia will perform a purchase price allocation that will allocate the final purchase price to the fair value of the assets and liabilities assumed. The actual amount of that allocation, and the resulting goodwill, could differ materially from the preliminary goodwill estimated above.

In addition, the adjustments in this column relate to the fair value of the shares to be issued by Telecom Italia to the minority interest of TIM. Based on the fixed exchange rates of 1.73 Telecom Italia Shares for every TIM ordinary share, and 2.36 Telecom Italia Savings Shares for every TIM savings share, the additional consideration for the share exchange offer is estimated to be €6,803 million. The fair value of the shares exchanged is based on the average price of the Telecom Italia Shares and Savings Shares for a period two days before and two days after the announcement date of December 7, 2004.

3.	The effects in this column include the estimated effects of the disposal of Entel Chile and the proposed divestitures of TIM Hellas as well as of Digitel and Finsiel (only for the pro forma balance sheet). Other than Finsiel and Digitel these entities did not meet the discontinued operations criteria as of December 31, 2004, therefore they have been fully consolidated on a line by line basis in the historical Telecom Italia U.S. GAAP condensed financial data presented in column 1. The pro forma adjustments in this column are meant to remove the related amounts of assets, liabilities, revenues, expenses and net income (loss) for these entities from the consolidated financial information as of and for the year ended December 31, 2004.

4.	Net income per Share has been calculated using the two-class method since Telecom Italia has both Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential Shares and adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 16,004,215,546 for the year ended December 31, 2004. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares.

Item 8. Financial Information	Unaudited Condensed Consolidated Pro Forma Financial Data

5.	Pro forma net income per share has been calculated based on the estimated number of Shares and Savings Shares that will be outstanding after the completion of the TIM Acquisition. The calculation of earnings per share was done on the basis of the two-class method described in Note 4 above. For purposes of these calculations, the pro forma weighted average number of shares was 18,372,705,450 for the year ended December 31, 2004. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares.

8.2.3 POTENTIAL EFFECTS ON TELECOM ITALIA OF THE TIM ACQUISITION AND OTHER CORPORATE EVENTS

The following is a discussion of potential effects on Telecom Italia of the TIM Acquisition and the disposal of certain corporate assets.

•	The TIM Acquisition will add approximately €9.0 billion in additional long-term debt to the Telecom Italia consolidated balance sheet as well as reduce cash by €4.8 billion (increasing net financial debt by that amount) as a result of the tender offer. Such additional net financial debt will be partially offset by the gross cash proceeds from the announced sale of certain corporate assets.

•	The businesses of Entel Chile and TIM Hellas together with the related adjusting entries at Telecom Italia consolidated level resulted in an operating loss of approximately €229 million. The disposal of these units, together with Digitel and Finsiel, could have a material impact on Telecom Italia’s continuing results of operations and financial conditions in the future.

•	Telecom Italia and TIM will require additional investment for their ongoing businesses, including additional capital expenditures for the fixed and mobile businesses. The additional indebtedness could impact the ability of Telecom Italia to make these additional investments.

It is further expected that, after the allocation of the final purchase price, there will remain a significant amount of goodwill. Prior to the TIM Acquisition, Telecom Italia already had €38,242 million in goodwill related to the Merger and other historical acquisitions. This goodwill will not be amortized on a periodic basis, instead, it will be subject to an annual impairment review under U.S. GAAP. The annual impairment review is contingent upon a number of variables and estimates. Depending on the future results of the underlying reporting units involved, the fair value of the reporting units could in the future be less than their carrying value, requiring additional write-offs of goodwill.

Item 8. Financial Information	Legal Proceedings

8.3    LEGAL PROCEEDINGS

The main legal and arbitration proceedings in which companies of the Telecom Italian Group were involved as of December 31, 2004 are described below. Except where explicitly mentioned, provisions have not been made, either for want of definite and objective grounds for doing so or because a negative outcome of the dispute is considered unlikely. Other than as described herein, neither we nor any of our subsidiaries are a party to any proceedings and no such proceedings are known to us to be contemplated by governmental authorities or third parties, which, if adversely determined, could have a material adverse effect on our consolidated financial position or results of operations.

POSTE ITALIANE

Appeals are pending from the Rome Civil Court’s ruling in favor of the Company regarding payments for the disputed supply of products and services by Olivetti to Poste Italiane. The actions involve events dating back to the late 1980s and early 1990s; the compensation sought currently amounts to approximately €50 million.

PERSONAL COMPUTER BUSINESS

In connection with the disposal by Olivetti (now Telecom Italia) of its personal computer business in 1997, lawsuits brought by the following parties, among others, are pending before Ivrea’s Court:

•	by Centenary Corporation and Centenary International (purchasers of the business unit) for damages estimated to be approximately €130 million;

•	by ex-employees of OP Computers S.p.A. (the special-purpose entity to which the business was transferred pending the sale), to ascertain that the contracts relating to the disposal of the business unit are null and void and to obtain reinstatement as employees of Olivetti with payment of salary differences and damages amounting to approximately €212 million. In March 2004 the majority of the appellants accepted the settlement proposed by the Company for a total amount of €5,300,000. The proceeding is still pending with the remaining plaintoffs. In June 2004 an initial ruling was made in favor of the Company, whose financial statements continue to include a specific reserve.

GALACTICA

In 2001 and 2002 a complex dispute arose with the Internet Service Provider Galactica S.p.A. (now ServInternet S.p.A., in liquidation) over the non-renewal of an agreement for testing a flat-rate Internet access service. Although two precautionary petitions have already been rejected, ServInternet S.p.A. has claimed damages of approximately €90 million. In view of what has emerged so far in the proceeding, it has not been deemed necessary to make a provision.

TELEQUE COMMUNICATIONS

On November 6, 2002 Teleque Communications S.p.A., a company operating in the field of prepaid cards for international telephony services, brought an action against Telecom Italia before the Rome Court of Appeal for unfair trade practices, claiming damages of €65 million.

In particular, Teleque Communications (which went bankrupt in December 2003) claimed that Telecom Italia had gained a competitive advantage by imposing additional costs for the supply of interconnection services that it did not charge to its own final customers in the field of prepaid international services.

The action, interrupted following the Olivetti-Telecom merger, has been revived by the trustee in bankruptcy.

Considering the opinion of the Company’s lawyers and in view of what has emerged so far in the proceeding, it has not been deemed necessary to make a provision.

VODAFONE

In July 2003 Telecom Italia initiated an arbitration proceeding with Vodafone to obtain damages in relation to the mobile operator’s decision to bar its customers from access to the Company’s “12” information services between August 2002 and April 2003. In particular, Telecom Italia is seeking compensation of approximately €38.7 million. Vodafone contends that its conduct was legal and has filed a counterclaim for an identical amount.

Item 8. Financial Information	Legal Proceedings

Negotiations are in progress for the settlement of the litigation.

CECCHI GORI

In connection with the complex legal dispute initiated by the Cecchi Gori Group against Seat (now Telecom Italia Media), the following cases remain pending in the ordinary courts:

•	before the Rome Court of Appeal:

•	appeal by the Cecchi Gori Group against the decision which rejected its request to find the August 11, 2000 resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications, which controls the television broadcaster “La7”) null and void. The resolution regards certain financial statements and related amendments to the company’s bylaws;

•	appeal by the Cecchi Gori Group against the decision which rejected the request for annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications for the year ended 31 December 2000 on the grounds that Seat was not entitled to vote the shares owned by Cecchi Gori Media Holding that it held in pledge and for alleged excess and abuse of power. In view of the losses shown by the balance sheet at that date, the shareholders’ meeting of April 27, 2001 cancelled and then recapitalized the share capital of Cecchi Gori all of which was subscribed by SEAT;

•	before the Milan Court:

•	claims for damages caused to Fin.Ma.Vi, Cecchi Gori Media Holding and Vittorio Cecchi Gori as a result of the alleged illegal conduct by SEAT and the directors which it appointed to the board of Cecchi Gori Communications. Such conduct was allegedly aimed at removing the majority shareholder, Cecchi Gori Media Holding;

•	appeal against the decision issued by the Milan Court on January 21, 2004 rejecting, on grounds of merit, the request for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Media Holding were pledged to SEAT.

It is to be noted that so far all the decisions of the ordinary courts, both in preliminary and in trial proceedings, have been favourable to Telecom Italia Media. Similarly, the arbitration proceeding, which originated from the arbitration clause of the agreements between SEAT and the Cecchi Gori Group and considered all the material aspects of the case and, in particular, the facts adduced for the new trial pending before the Milan Court for breach of contract, rejected all the requests formulated by the parties and, not having been appealed, has become final.

FINSIEL—CONTRACT AWARDED BY THE MINISTRY OF EDUCATION AND RESEARCH

In the first quarter of 2003 a temporary consortium formed by IBM Italia (principal), Finsiel, Pirelli & C. Real Estate Facility Management and other firms (“RTI IBM”) was awarded the service contract put out to tender by the Ministry of Education and Research for the development and management of the Education Information System. The value of the contract was €231 million, with Finsiel’s share amounting to approximately €85 million.

Following an appeal by a temporary consortium headed by Electronics Data System Italia S.p.A. (“RTI EDS”), which came in second in the tender, the Lazio Administrative Tribunal voided the contract award.

The State Council subsequently rejected the appeal over the decision to void the contract award and ruled that the admission of RTI IBM to tender had been illegitimate. Moreover, deciding on an appeal presented by another bidder (EDA—Enterprise Digital Architects S.p.A.), the State Council annulled most of the evaluations made in connection with the tender.

On April 7, 2004 RTI IBM filed an appeal with the Joint Sections of the Court of Cassation, asserting that administrative justice had overstepped its subject matter jurisdiction, and the Ministry, agreeing with the objection, joined the appeal by means of the State Solicitor’s Office. Nevertheless, and notwithstanding an appeal to the Lazio Administrative Tribunal, the Directorate General for Information Systems of the Ministry voided the contract award to RTI IBM and the State Council ordered a new evaluation of the bids submitted by EDA and RTI EDS. Upon completion of this procedure, the contract was awarded on December 21, 2004 to RTI EDS, which consequently succeeded to RTI IBM in the service contract.

Item 8. Financial Information	Legal Proceedings

EDA has petitioned against this decision. RTI IBM has also filed a petition in the proceeding before the Administrative Tribunal.

* * *

In the past the Ministry of Finance had entrusted to SO.GE.I.—Società Generali Informatica—S.p.A. under a franchise, the development and integration of the tax authorities’ central and local IT structures and also with operating and maintaining them. At the time Finsiel held 100% of SOGEI’s capital.

With a contract executed on July 1, 2002 Finsiel transferred the entire capital of SOGEI to the Ministry’s Department for Fiscal Policies.

On January 13, 2005 the Department for Fiscal Policies notified Finsiel, in accordance with the contract of July 1, 2002 for the sale of 100% of SOGEI’s capital, that the Lazio regional attorney’s office of the State Audit Office had claimed Finsiel and 142 banks were responsible for an alleged loss of tax revenue in 2000 as a result of non-compliance with ministerial instructions concerning the collection of the government VAT account fees for 1997. SOGEI is requested to pay €25,408,295.64 out of a total of €83,601,488.27.

In particular, the Department for Fiscal Policies has claimed that under the terms of the sale contract any prior year liability that arises for SOGEI in the case referred to above should be remitted to the Department by Finsiel, as the party that sold the 100% interest in SOGEI.

Under the terms of the contract Finsiel has until March 14, 2005 to challenge the request for compensation. The Department will then have ninety days in which to commence arbitration proceedings to settle the dispute, as provided for in the contract.

It should be noted that, with reference to the proceeding initiated by the State Audit Office, the matter is not at present the subject of a formal action but is still at the investigative stage, while, with reference to the Department for Fiscal Policies’ request for indemnification, no court action is pending.

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

Item 8. Financial Information	Legal Proceedings

The following actions remain pending in the complex challenge by some operators to the National Regulatory Authority’s decisions concerning the universal service net cost sharing mechanism:

•	the petition submitted by Vodafone to the Lazio Administrative Tribunal for annulment of the decision with which the Authority, in renewing the proceeding concerning the application of the universal service net cost-sharing mechanism for 1999, recalculated the amount of Vodafone’s contribution;

•	the petitions submitted respectively by Vodafone to the Lazio Administrative Tribunal and by Wind to the Head of State for annulment of the decision governing the same cost sharing mechanism for 2000. Vodafone has requested that the issue be referred as a preliminary matter to the European Court of Justice for a ruling on the interpretation of the Community directives. Accordingly, Vodafone and Wind have not paid the contributions for the year 2000, for a total amount of €12 million;

•	the petition by Vodafone to the Lazio Administrative Court for annulment of the note dated April 29, 2003 with which the Ministry of Communications enjoined Vodafone to pay the contribution for the year 2000 for the financing of the universal service, as determined by the National Regulatory Authority;

•	the petitions submitted in March 2005 by Vodafone and Wind to the Lazio Administrative Court for annulment of the National Regulatory Authority’s decision concerning the application of the universal service net cost-sharing mechanism for 2002.

LEVY PURSUANT TO ARTICLE 20.2 OF LAW NO. 448/1998

The decisions of the TAR of Lazio granting the petitions submitted by Telecom Italia and TIM and annulling a regulation issued with a ministerial decree of March 21, 2000 were published on January 3, 2005. The regulation, implementing Article 20 of Law No. 448/1998, provided for a levy to be imposed on telecommunications operators based on their previous year’s sales for a period of five years beginning January 1, 1999.

Following the European Court of Justice’s decision of September 18, 2003 on similar appeals by Albacom and Infostrada, which declared the levy to be incompatible with Community law, the Telecom Italia Group reversed €1,465 million of liabilities (payables and reserves for risks and charges) relating to the financial years 2000, 2001 and 2002.

In the light of the ruling by the TAR of Lazio annulling the regulation on grounds of illegitimacy, €546 million, plus €74 million of interest paid by the Telecom Italia Group in respect of the levy for the 1999 financial year, have been included in income. The final ruling of the TAR of Lazio confirms that, the levy was incompatible with European law and the decision of the European Court of Justice thus affirming the Telecom Italia Group’s claim for restitution.

* * *

Petitions by Telecom Italia and TIM are still pending before the TAR of Lazio for ascertainment of the right not to pay any amount as a license fee for 1998 and to obtain restitution of the €529 million already paid. The request is based on the illegitimacy of the provisions of Article 21 of Presidential Decree No. 318/1998 that extended the effectiveness of the license fee even after the entry into force of Directive 97/13/EU and the expiry of the time limit for its transposition into Italian law. Following the Court of Justice’s above-mentioned decision of September 18, 2003, additional reasons based on the levy’s incompatibility with Community law were submitted on February 9, 2004, to corroborate the arguments set forth in the main proceeding.

* * *

Also pending is the petition submitted by Telecom Italia to the TAR of Lazio for cancellation of the communication dated July 9, 2003 with which the National Regulatory Authority challenged the exclusion of several items of revenue in the basis of assessment for the license fee for 1997 and 1998. The adjustment resulting from recalculation would amount to €31 million for 1997 and €41 million for 1998. The petition follows others Telecom Italia had already lodged concerning the license fee computation method in connection with the gradual liberalization of the telecommunications sector. A provision has been made for the amounts involved in these disputes.

Lastly, an appeal by TIM from the ministerial decisions on the calculation of the license fee for the years 1995, 1996, 1997 and 1998 is pending before the Lazio Administrative Tribunal. The contested amounts have been set aside in a reserve.

Item 8. Financial Information	Legal Proceedings

ALLEGED VIOLATIONS OF ANTITRUST LAW

On November 15, 2004 the Antitrust Authority concluded its proceeding A 351 (opened on June 5, 2003) by finding that Telecom Italia had allegedly its dominant position in violation of Article 3 of Law No. 287/1990. Between 2001 and the date of the decision, the Antitrust Authority determined that Telecom Italia had abused its dominant position by:

a)	applying contractual conditions to corporate users containing exclusive agency clauses, penalties for failure to fulfill spending targets and clauses having equivalent effects to so-called English clauses; and

b)	establishing economic and technical conditions for business customers that competitors could not replicate and that constituted discriminatory practices in the relevant markets for intermediate services insofar as Telecom Italia applied economic and technical conditions to its competitors that were discriminatory compared with those it applied to its own commercial divisions.

Consequently, the Antitrust Authority imposed a €152 million fine on Telecom Italia and ordered the Company to cease immediately from the competition-distorting conduct referred to above, and to inform the Antitrust Authority of the measures taken to end the infractions within 90 days of the notification of the order.

On December 31, 2004 Telecom Italia lodged an appeal against the Antitrust Authority’s decision with the Lazio Administrative Tribunal (TAR), requesting annulment of the decision and temporary suspension of its effects. In its appeal, Telecom Italia argues that the Authority’s decision was based on an investigation that failed to establish the facts of the Company’s responsibility for the alleged abuse of dominant position. In particular, the Company contests the need to refer to the interconnection price list in preparing offers to large customers, the Antitrust Authority’s failure to identify large customer as a separate relevant market, its failure to consider both the change in the applicable legislation during the investigation and the remedies offered by Telecom Italia.

On February 22, 2005 the TAR of Lazio issued its decision, stating that Telecom Italia’s appeal was partially granted. According to the final decision (which was published on May 11, 2005), the fine was cancelled, although an appeal before the Consiglio di Stato is still possible.

Telecom Italia set aside an amount corresponding to the fine in its 2004 financial statements.

* * *

Acting on a complaint filed by competing operators, in 2003 the National Regulatory Authority cited Telecom Italia for pursuing commercial strategies detrimental to the development of the market (Resolution No. 179/01/CONS) and initiated sanction procedures. That provision and the subsequent resolutions have been challenged; the appeals are pending before the Lazio Administrative Tribunal.

CHALLENGES TO MEASURES ADOPTED BY THE NATIONAL REGULATORY AUTHORITY

At the end of December 2004 Telecom Italia and TIM appealed to the Lazio Administrative Tribunal for the annulment and interim suspension of National Regulatory Authority Resolution No.15/04/CIR of 3 November 2004 (“Assignment of the rights to use the numbers reserved to subscriber information services”). The request for suspensions’ was rejected by the TAR of Lazio and the appeal to the Administrative Supreme Court was also rejected by a final decision dated March 23, 2005.

The National Regulatory Authority’s resolution follows its Resolution No. 9/03/CIR of 3 July 2003. The latter updated the Numbering Plan in the telecommunications sector, establishing that the number “12XY” would be assigned to subscriber information services. Accordingly, these services will have a number composed of the digits “12” followed by another two digits, different for each operator. The resolution provided that the implementing timetable, subjective requirements for the rights of use and the procedure for assigning the numbers reserved to subscriber information services would be established in a later resolution.

The National Regulatory Authority set a very tight timetable for the cessation of all subscriber information services provided with numbers other than “12XY” (including services accessed with the addition of “4” (e.g. “412”, recently added to the traditional “12”) and also established the procedures for informing customers about the “migration” of these services to other numbers. Telecom Italia and TIM consider these procedures discriminatory, since the Company is not free to use its discretion in advertising the new number the service will migrate to.

Item 8. Financial Information	Legal Proceedings

According to Telecom Italia, the National Regulatory Authority’s decisions results in substantial economic losses for the Company, including those resulting from the cessation of services on the number “412”, the shutting down of the number “12” and the mechanism for assigning the new numbers (which for Telecom Italia involves the use of totally different numbers from those to which its customers are accustomed) which are likely to cause customers to shift to numbers of other operators.

Telecom Italia’s appeal for the temporary suspension of the National Regulatory Authority resolution was rejected by both the TAR of Lazio and the Consiglio di Stato.

In mid March 2005, Telecom Italia and La7 Televisioni appealed to the TAR of Lazio for the annulment of National Regulatory Authority Resolution No. 278/04 CSP of 10 December 2004 (“Approval of the directive regarding service levels charters and quality of pay-tv services pursuant to art. 1, paragraph 6, letter b), no. 2 of Law 31 July 1997, no. 249”).

The resolution (enacting Resolution No. 179/03CSP, which establishes the guidelines for quality and telecommunication service levels charters) refers to the obligation by pay-tv operators to adopt service levels charters (and to guarantee the quality of the services), and is in addition to the resolution which anticipates the adoption of service levels charters in the wireline telephony area (Resolution N. 254/04/CSP).

TELEKOM SRBIJA

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

Under the sale agreements, PTT Serbia relieved Telecom Italia of any and all responsibilities towards OTE resulting from the shareholders’ agreement, the technical assistance agreement and any other related agreement.

As a result of discussions aimed at reaching a settlement, according to the parties’ request, on May 9, 2005 the Arbitral Tribunal acknowledged the termination of the arbitration proceedings.

TURKEY

In February 2004—at the time of the merger between Is-TIM and Aycell, which created the company TT&TIM (now AVEA)—an agreement was reached with the Turkish telecommunications authority to withdraw from the arbitration proceeding that Is-TIM had initiated in March 2003 against the Turkish telecommunications authority for alleged violation of the terms of the licence to operate mobile service obligating the Turkish authority to create and maintain market conditions likely to permit effective competition among operators.

MEDITERRANEAN NAUTILUS

In October 2003 FTT Investments (the minority shareholder of Med Nautilus S.A.) notified a request for international arbitration for cancellation of the agreement signed in March 2001 with Telecom Italia International, Telecom Italia and Med Nautilus S.A. for the transfer from Telecom Italia International to FTT of 30% of the capital of Med Nautilus S.A..

FTT invoked invalid consent owing to fraud on the part of the Telecom Italian Group or, in any event, owing to its having been misled as to the subject of the contract. It requested restitution of the price paid (approximately U.S.$98 million) plus interest, without prejudice to its right to put forward additional claims. In particular, FTT asserts it was induced to make the purchase on the basis of a misrepresentation arising from the omission of information about the existence of a put option written by Med Nautilus S.A. for the shares of Med Nautilus Ltd. held by the minority shareholders.

Item 8. Financial Information	Legal Proceedings

Telecom Italia asked to be excluded from the arbitration proceeding inasmuch as FTT did not initially make any specific demand against it.

In May 2004 FTT filed further arguments, formalizing a request to extend to Telecom Italia and Med Nautilus S.A. the demand for restitution of the purchase price that it had initially made solely vis-à-vis the seller, Telecom Italia International. The arbitration board reserved its right to decide on the procedural admissibility of the request when it decided on the merits of the dispute.

In December 2004 and again in March 2005, the parties asked the arbitration board to suspend the procedure to allow time for talks aimed at reaching a negotiated settlement.

An amount has been set aside in the 2004 financial statements in relation to the probable effects of the settlement.

BRAZIL

On April 28, 2005, in the context of the agreements described under “Item 4. Information On The Telecom Italia Group—4.1 Business—4.1.6 Recent Developments During 2005”, it has been agreed to settle and terminate the disputes deriving from the agreement entered into on August 27, 2002, which provided for the temporary reduction of the Telecom Italia Group’s stake in the share capital of Solpart Partecipaçoes (the parent company of Brasil Telecom, through Brasil Telecom Partecipaçoes) and the temporary suspension of the Telecom Italia Group’s governance rights, in order to overcome the regulatory constraints, which hindered the launch of TIM services in Brazil. More specifically, the settlement refers to:

•	the arbitration proceeding brought in December 2003 by Techold and Timepart before the Paris International Chamber of Commerce, requesting the clauses of the aforementioned August 2002 agreement regarding the reacquisition of the transferred shares and the exercise of the governance powers provided for in the existing Solpart shareholders’ agreement to be declared “non operational”; and

•	the actions brought in January and March 2004 by Telecom Italia International against Techold, Timepart, Solpart, Brasil Telecom and Brasil Telecom Partecipacoes before the civil court of Rio de Janeiro, and the federal courts as well, relating to the refusal by Techold and Timepart to accede to Telecom Italia International’s request to exercise its repurchase option and for the restoration of its governance powers in Brasil Telecom.

In addition, the following proceedings were settled:

•	the actions brought in April 2001 by Brasil Telecom before the Civil Court of Rio de Janeiro against, respectively, Telecom Italia and Telecom Italia International, and two directors appointed by Telecom Italia International, for the alleged damages resulting to Brasil Telecom from the acquisition of Companhia Riograndense de Telecomunicaçoes (CRT) and the company’s failure to participate in the auction of SMP (Serviço Movil Pessoal) radiomobile licences. Brasil Telecom contends it was damaged as a result of the alleged restrictions placed by the directors appointed by Telecom Italia International, who would have (i) interfered with the negotiations for the purchase of CRT and the determination of the sale price, and (ii) favored the subsidiaries of TIM in the assignment of the licenses;

•	the action brought in April 2004 by Brasil Telecom against Telecom Italia International before the Court of Rio de Janeiro claiming damages allegedly deriving from abuse of control power exercised by Telecom Italia International with respect to the failure to purchase the operator VICOM, the delay in the granting of a loan by BNDES (Banco Nacional de Desenvolvimento Economico e Social), and the failure to obtain financing through the issuing of debentures in 2001; and

•	certain additional potential claims that Opportunity may have brought against the Telecom Italia Group, with mutual release from any claim.

The parties are currently implementing all necessary acts for the termination of the various proceedings.

Item 8. Financial Information	Legal Proceedings

Two legal proceedings were commenced in early May 2005 by certain indirect shareholders of Solpart with regard to the settlement reached in April 2005 by the Telecom Italia Group with Opportunity and its controlled entities.

In the first action, the plaintiffs have requested authorization to intervene in the proceeding for the approval of the settlement agreement relating to actions brought in January and March 2004 by Telecom Italia International against Techold, Timepart, Solpart and others before the civil court of Rio de Janeiro.

In the second action, the plaintiffs have requested that the court enjoin the effects of the shareholder agreement as amended on April 28, 2005 pursuant to which Telecom Italia International’s governance rights in Solpart have been restored.

Separately, injunctive relief has been sought before the court in Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Opportunity, Techold, Timepart, Solpart, Brasil Telecom Partecipações, Brasil Telecom and its subsidiary Brasil Telecom Celular, to block the merger of Brasil Telecom Celular into TIM Brasil pursuant to the agreement reached by the two companies on April 28, 2005.

ETEC S.A.

In August 2002 Bancomext, an entity controlled by Banco de México, Mexico’s central bank, brought an action against the Cuban telecommunications operator Etec S.A. (in which Telecom Italia International holds a 27% equity interest) and its majority shareholder Telefonica Antillana S.A. (“Telan”), petitioning the Court of Turin for the precautionary sequestration of assets belonging to Telan and Etec S.A.. The writ of sequestration was executed on assets amounting to approximately €43 million.

Bancomext acted on the basis of agreements (a loan contract and a credit-facility contract) signed with the two Cuban companies under which a part of the dividends belonging to Telan would be held in escrow as security for repayment of a U.S.$350 million loan from Bancomext to Banco Centrale de Cuba (“Bancuba”), Cuba’s central bank. The action was lodged after the Cuban government, with a decree law issued in April 2002, prohibited Etec S.A. and Telan from taking any steps to satisfy the above-mentioned claim and assumed, via Bancuba, all the commitments and guarantees vis-à-vis Bancomext.

In response to Bancomext’s action, Etec S.A. and Telan proposed arbitration before the Paris International Chamber of Commerce with a view to establishing: (i) the illegitimacy of Bancomext’s claim to hold Etec S.A. jointly responsible with, or guarantor of, Telan for the restitution of the loan, and (ii) the exemptive nature of the above-mentioned decree law with respect to the restitution of the loan. The request for arbitration caused the action brought by Bancomext to be suspended.

The arbitration award of August 2004 determined that Etec S.A. was neither a debtor of Bancomext nor a guarantor of Telan, but it also established:

•	that the Cuban decree law did not constitute valid grounds of force majeure relieving Etec S.A. from the obligations deriving from the loan contract and credit-facility contract with Bancomext and Telan; and consequently

•	that Etec S.A. must restore the mechanism envisaged in the credit-facility contract by transferring the dividends belonging to Telan to the escrow account, with retroactive effect as of April 2002.

In October 2004 the Board of Directors of Etec S.A., with the abstention of the directors appointed by Telecom Italia International, decided to appeal the arbitration award before the French courts. During this time, the Rome Court of Appeal (on request by Bancomext) declared the arbitration award effective in Italy.

On May 3, 2005 Bancomext notified Etec S.A. and Telan of the aforementioned award, together with an injunction to pay the amounts corresponding to the dividends belonging to Telan as from April 2002. Subsequently it served Telecom Italia and its subsidiaries with a writ of sequestration of assets belonging to Telan and Etec S.A. for the same amount. Telecom Italia International (in possession of a letter from the Cuban government relieving it of any possible injury arising from the award) has asked the Cuban government, Bancuba and Telan to take every necessary step to avoid harmful consequences for its affiliate Etec S.A., reserving its right to take protective action.

Item 8. Financial Information	Legal Proceedings

IRIDIUM

In June 2000 Chase Manhattan Bank (now JP Morgan Chase Bank) filed an action in the US District Court for the District of Delaware against the shareholders of Iridium LLC, seeking discharge of the obligation to proceed with a capital increase that had been entered into to ensure the repayment of a U.S.$800 million loan granted to Iridium Operating LLC, a subsidiary of Iridium LLC. As part of the petition, the plaintiff asked that Telecom Italia be ordered to pay its presumed share of the capital increase (approximately U.S.$7.5 million), even though Telecom Italia had disposed of its corresponding interest in Iridium Italia before the loan was disbursed.

The court issued an order that rejected the defences pled by the parties, including Telecom Italia’s request to be excluded from the proceeding), considering the case ready for judgment even without a hearing. On July 2004, Telecom Italia appealed against such decision.

Pending the conclusion of the main proceeding, the district court suspended the separate action brought in January 2003 by Chase Manhattan Bank against Iridium Italia (now in liquidation, 30% owned by Telecom Italia, the remainder equally divided between TIM and Telespazio).

Provisions have been made in respect of the plaintiff’s claims.

In February 2005, Telecom Italia, Iridium Italia and Chase Manhattan Bank reached a settlement agreement in which they agreed to terminate both the proceedings against Telecom Italia and Iridium Italia, respectively. On March 2005, the Judge dismissed the two proceedings.

Item 9. Listing	Trading Of Telecom Italia Shares And Savings Shares

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA SHARES AND SAVINGS SHARES

The principal trading market for the Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (See “—9.3 Securities Trading in Italy”).

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

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2004:
First Quarter	2.617	2.387	33.24	29.38
Second Quarter	2.703	2.452	32.80	29.74
Third Quarter	2.569	2.343	31.84	28.71
Fourth Quarter	3.046	2.531	41.10	31.28
2005:
January	3.168	3.004	41.16	38.98
February	3.080	2.903	40.10	38.31
March	2.935	2.790	38.72	36.93
April	2.978	2.604	38.59	33.68
May (through May 23, 2005)	2.698	2.572	34.55	32.69

Source: Bloomberg data

At the close of business on May 23, 2005 there were 19,073,972 Ordinary Share ADSs outstanding held by 142 registered holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2004:
First Quarter	1.862	1.634	23.54	20.78
Second Quarter	1.972	1.765	23.68	21.46
Third Quarter	1.861	1.711	23.35	21.19
Fourth Quarter	2.410	1.878	34.00	23.58
2005:
January	2.481	2.359	32.68	31.15
February	2.519	2.329	32.90	30.90
March	2.426	2.303	32.14	30.71
April	2.540	2.140	32.51	27.79
May (through May 23, 2005)	2.198	2.124	28.27	26.99

Source: Bloomberg data

At the close of business on May 23, 2005, there were 5,106,543 Savings Share ADSs outstanding held by 10 registered holders.

Fluctuations between the euro and the U.S. dollar will affect the dollar equivalent of the price of the Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On May 23, 2005, the Noon Buying Rate for the euro was U.S.$1.2575= €1.00.

Item 9. Listing	Trading Of Old Telecom Italia Shares And Savings Shares

9.2    TRADING OF OLD TELECOM ITALIA SHARES AND SAVINGS SHARES

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

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2000:
First Quarter	8.38	5.39	82 11/16	58 10/16
Second Quarter	6.85	5.94	67 2/16	56 14/16
Third Quarter	7.15	5.79	71	55
Fourth Quarter(1)	6.29	5.50	58 8/16	52 4/16
2001:
First Quarter	6.84	5.44	63.38	52.50
Second Quarter	6.89	5.05	61.00	45.94
Third Quarter	5.83	3.63	50.50	37.50
Fourth Quarter	5.85	4.44	52.29	49.00
2002:
First Quarter	6.20	5.21	55.96	47.51
Second Quarter	6.14	4.94	57.00	50.32
Third Quarter	5.50	4.80	56.50	53.00
Fourth Quarter	5.38	4.77	56.33	48.67
2003:
First Quarter	4.90	3.35	52.00	37.50
Second Quarter	4.96	3.94	57.59	42.50
Third Quarter (until August 1, 2003)	5.08	4.64	53.75	52.92

Source: Reuters data

(1)	The official prices of the Shares and Savings Shares and Ordinary and Savings Share ADSs for the periods prior to and including November 10, 2000 are not comparable to the official prices of these shares and ADSs in the following periods due to the effect of the demerger of Tin.it, which became effective on November 10, 2000.

Item 9. Listing	Securities Trading In Italy

9.3    SECURITIES TRADING IN ITALY

Since July 1994, all Italian equity securities have been traded on Telematico except for equity securities of (i) certain smaller companies and cooperative banks traded on Mercato Ristretto under certain specific rules concerning trading hours and procedures and (ii) high growth companies traded on Nuovo Mercato.

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

The S&P/MIB currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including Borsa (MTA) and Nuovo Mercato. In September 2004, the S&P/MIB index substituted the MIB30 index which is calculated as an informative index. The S&P/MIB Index provides diversity over 10 economic sector by adhering to the Global Industry Classification Standard, or CICS. The 10 CIGS sectors that underlie the S&P/MIB are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the CIGS methodology, therefore S&P/MIB Index reflect the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

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

Item 9. Listing	Clearance And Settlement Of Telecom Italia Shares

9.4    CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES

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

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

10.1.1   DIFFERENCES IN TELECOM ITALIA’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

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

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. As of April 7, 2005, with the extension of the Board of Directors, Telecom Italia’s Board maintains a majority of independent directors (11 out of 21), with the status of “independence” determined under Italian Listing Standards and Telecom Italia Internal Regulations (Self-Regulatory Code).

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

Non-management Directors Meetings.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. There are no corresponding provisions under Italian rules.

During 2004, the Board of Directors decided it was desirable to appoint a Lead Independent Director, with the aim of further enhancing the role of the independent directors. Professor Guido Ferrarini, Chairman of the Internal Control and Corporate Governance Committee, was chosen to be the Lead Independent Director. The Lead Independent Director is authorized to call, at his own initiative or at the request of other directors, special meetings of the independent directors (Independent Directors’ Executive Sessions) to discuss issues related to the functioning of the Board or to the business of the company.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Executive directors and activities of the Board”.

Nominating/Corporate Governance Committee.    Under NYSE standards, US companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter. Telecom Italia does not have a nominating committee. Directors are appointed by shareholders through the “voto di lista” system which permits shareholders, who alone or together, hold shares representing at least 1% of the share capital to put forward slates of directors. The system is intended to ensure that minority shareholders will have representation on the Board. Telecom Italia does have an Internal Control and Corporate Governance Committee made up solely of independent directors. Among its other activities, this committee actively participated and assisted in developing and implementing the corporate governance procedures adopted by Telecom Italia. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Compensation Committee.    Under NYSE standards, US companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. In accordance with Telecom Italia’s by-laws and the Self-Regulatory Code, the Board of Directors determines the remuneration of the Chairman and the Managing Directors. Such determination is made after consultation with the Remuneration Committee, which is composed solely of independent directors. The Remuneration Committee provides advice regarding remuneration criteria for the Company’s senior management. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Item 10. Additional Information	Corporate Governance

Audit Committee.    US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, all members of this committee must be independent and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. The Board of Auditors, as permitted by Rule 10A-3, is performing this function for Telecom Italia. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System” and “—10.1.2 General—Board of Directors—Board of Auditors”.

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Such disclosures are included in this Form 20-F and English translations of the Telecom Italia Group’s corporate governance policies can be found on Telecom Italia’s website: www.telecomitalia.it under “corporate governance”.

Code of business conduct and ethics.    NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations. Telecom Italia has adopted such a Code. See also below under “—10.1 Corporate Governance—10.1.2 General—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia is required to submit its initial foreign private issuer annual written affirmation no later that 30 days after July 31, 2005.

10.1.2    GENERAL

In general, the Company’s corporate governance system is based on the central role of the Board of Directors, transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest. This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the Preda Code), has been implemented with the adoption of codes, rules and procedures covering the activity of all the organizational and operational components of the Company. These documents (available in an English language version on the Internet at www.telecomitalia.it under Investor Relations, with the exclusion of the Procedure for the Disclosure of Price-sensitive Information only) are:

•	the Group Code of Ethics and Conduct;

•	the Company’s Self-Regulatory Code;

•	the Guidelines for Transactions with Related Parties;

•	the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree No.58/1998;

•	the Disclosure Committee Rules;

•	the Group Procedure for the Appointment of External Auditors;

•	the Code of Conduct for Insider Dealing; and

•	the Procedure for the Disclosure of Price-sensitive Information.

The documents mentioned above are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice.

❖	CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct (the “Code of Ethics”) of the Telecom Italia Group is central to Telecom Italia Group’s system of corporate governance as it represents the fundamental values and principles that serve to

Item 10. Additional Information	Corporate Governance

ensure an ethically-oriented conduct of business. The Code of Ethics, which has gradually been adopted by all the companies belonging to the Telecom Italia Group, specifies objectives and values to be respected in the interest of Telecom Italia’s principal stakeholders: shareholders, financial markets, customers, local communities and employees.

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

The Company will provide any interested person with a copy of the Code of Ethics, free of charge, upon request.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

❖	BOARD OF DIRECTORS

The Company’s Self-Regulatory Code supplements the applicable rules concerning the tasks and functioning of the Board of Directors of Telecom Italia. All the Company’s directors are required to comply with the Self-Regulatory Code. The Self-Regulatory Code has been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market.

Role and tasks

The Board of Directors has the power (and the duty) to lead the Company by pursuing the primary objective of creating value for its shareholders; to that end it takes all the decisions needed to achieve the corporate purpose (Article 2 of the Company’s Self-Regulatory Code). The Company’s Self-Regulatory Code reserves several especially important tasks exclusively to the Board, including those of:

(i)	examining and approving the strategic, business and financial plans of the Company and the Group;

(ii)	evaluating and approving the annual budget of the Company and the Group;

(iii)	examining and approving transactions—including investments and divestments—with a substantial impact on the Company’s activity in view of their nature, strategic importance or size;

(iv)	verifying the adequacy of the general organizational and administrative structure of the Company and the Group;

(v)	preparing and adopting the Company’s corporate governance rules and the Group’s governance guidelines;

(vi)	nominating the persons who are to hold the offices of Chairman and Managing Director in strategic subsidiaries, except companies controlled by listed subsidiaries;

(vii)	evaluating and approving the periodic reports required by the applicable legislation.

Item 10. Additional Information	Corporate Governance

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

In 2004 the Board of Directors met 12 times. Board meetings were always well attended, with more than 90% of the directors present on average (the independent directors recorded an attendance rate of 94%).

When board meetings were to be held, documentation permitting effective participation in the proceedings was provided in advance.

In October 2004 the Company released the calendar of corporate events scheduled in 2005. In consideration of the planned merger between Telecom Italia and TIM, a revised version of the calendar was released in December 2004, scheduling at least 6 meetings for 2005.

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

At the shareholders’ meeting on May 6, 2004, the slate of candidates proposed by Olimpia obtained the highest number of votes, and therefore four-fifths of the directors of Telecom Italia appointed at that date (they are Marco Tronchetti Provera, Paolo Baratta (independent), Gilberto Benetton, Carlo Orazio Buora, Giovanni Consorte, Domenico De Sole (independent), Luigi Fausti (independent), Gianni Mion, Massimo Moratti, Marco Onado (independent), Renato Pagliaro, Carlo Alessandro Puri Negri, Luigi Roth (independent), Riccardo Ruggiero, John Robert Sotheby Boas (independent)) are Olimpia’s candidates. The remaining Directors (they are Francesco Denozza (independent), Guido Ferrarini (independent), Jean Paul Fitoussi (independent), Pasquale Pistorio (independent)) were drawn from the slate presented by certain Italian institutional investors, jointly holding more than 1% of the Shares.

The slates were accompanied by the profiles of the individual candidates to enable shareholders to evaluate their personal and professional qualifications; the curricula submitted when the slates were presented are posted on the Company’s website under “Investor relations”.

The Shareholders’ Meeting held on April 7, 2005, increased the number of directors from 19 to 21 and appointed directors Marco De Benedetti and Enzo Grilli (independent), thus maintaining a majority of independent directors: 11 out of 21. The relevant resolution did not call for the application of the “voto di lista” system for electing the two additional directors, as the bylaws provide for such system to be used only in the case of renewal of the entire Board.

Item 10. Additional Information	Corporate Governance

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

The parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

•	the nomination by Edizione of one-fifth of the Boards of Directors, without taking into account the directors whose designation is reserved by law or applicable bylaws to the market or other parties;

•	the nomination of one director by Intesa;

•	the nomination of one director by Unicredit;

•	the nomination of the vice-president of the Boards of Directors from among the directors nominated by Edizione; and

•	in the event of the establishment of an Executive Committee, the election of one member of the Executive Committee from among the directors nominated by Edizione.

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

For a description of the transactions that involved Pirelli, Edizione Holding, IntesaBCI and Unicredit in acquiring a stake in Olivetti through Olimpia and the following agreements, please see “Item 7.—Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

Item 10. Additional Information	Corporate Governance

Independent directors

The Company has adopted specific criteria conforming with international best practice and the Preda Code to qualify directors as “independent”. On the basis of these criteria and in the light of the declarations submitted and the assessment carried out by the Board of Directors, 11 out of the 21 directors are considered independent, namely Paolo Baratta, Francesco Denozza, Domenico De Sole, Luigi Fausti, Guido Ferrarini, Jean Paul Fitoussi, Enzo Grilli, Marco Onado, Pasquale Pistorio, Luigi Roth and John Robert Sotheby Boas.

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

On September 9, 2004, the Board of Directors appointed as Lead Independent Director the Chairman of the Internal Control and Corporate Governance Committee (Mr. Ferrarini), in order to provide a point of reference and coordination for the needs and inputs of the independent directors. The Lead Independent Director is authorized to call special meetings of independent directors (so called “Independent Directors’ Executive Sessions”) to discuss issues related to the functioning of the Board or the management of the business.

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

The Company has adopted an ad hoc procedure formalizing the rules for gathering and transmitting information to the Board of Auditors and the Board of Directors on the activity performed, transactions with major implications for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group, transactions with related parties (including intra-group dealings) and atypical or unusual transactions (the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree No.58/1998). This procedure generates the information flows by means of which the directors with delegated powers periodically report to the Board of Directors and the Board of Auditors not only on the steps they have taken under their mandates, through the organizational structure of the Company and its subsidiaries or otherwise, including the decisions adopted and the projects launched, but also on the implementation of transactions already approved by the Board of Directors.

Item 10. Additional Information	Corporate Governance

In particular, the procedure provides for the collection and disclosure to Directors and members of the Board of Auditors of in-depth information on:

•	the activity carried out by the Company, with special reference to the implementation of transactions already approved by the Board of Directors and the action taken by executive directors in the exercise of their delegated powers, including the projects launched;

•	the transactions of greatest significance for the Company’s profitability, financial position and balance sheet, highlighting the strategic goals, consistency with the budget and the business targets, the manner of implementation and developments, and any resulting constraints on or implications for the activity of the Telecom Italia Group;

•	any transactions potentially involving a conflict of interest, i.e. intra-group transactions and transactions with related parties other than those of an intra-group nature. The information on such transactions must indicate the underlying interest for the Company (and in the case of intra-group transactions their rationale within the context of the Telecom Italia Group), as well as the manner of implementation and the evaluation procedures followed;

•	a typical and unusual transactions, taken to mean those in which the subject or the nature of the transaction falls outside the normal sphere of the Company’s business and those that have particularly critical aspects in relation to their nature, the risks inherent in the type of the counterparty or the time of their implementation. Here again the information provided must indicate the underlying interest for the Company and describe the manner of implementation of the transactions, with special reference to the evaluation procedures followed.

On May 6, 2004, the Board of Directors of Telecom Italia appointed Marco Tronchetti Provera as Chairman of the Company, Gilberto Benetton as Deputy Chairman, Carlo Buora and Riccardo Ruggiero as Managing Directors, and confirmed Riccardo Ruggiero and Giuseppe Sala as General Managers.

The powers delegated to the Company’s executive directors (the Chairman and Managing Directors) are as follows:

•	Marco Tronchetti Provera (Chairman) is entrusted with the powers needed to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals of shareholdings involving control or affiliation, and of businesses or business segments where the value of the transaction exceeds €250 million. Moreover, the Chairman must sign jointly with a Managing Director for the issue of guarantees for obligations of Telecom Italia or its subsidiaries where the amount exceeds €250 million and for obligations of third parties where the amount exceeds €100 million. The Chairman is authorized to act as a matter of urgency in the matters for which the Board of Directors is competent and is entrusted with the tasks of overseeing the management of confidential information and ensuring the effectiveness and adequacy of the internal control system.

•	Carlo Buora (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals where the amount of the transaction exceeds €150 million. Mr. Buora may issue guarantees for obligations of Telecom Italia or its subsidiaries where the amount does not exceed €150 million and for obligations of third parties where the amount does not exceed €50 million. Mr. Buora must sign jointly with Mr. Ruggiero for the issue of guarantees for obligations of Telecom Italia or its subsidiaries where the amount exceeds €150 million and is below €250 million and for obligations of third parties where the amount exceeds €50 million and is below €100 million.

•	Riccardo Ruggiero (Managing Director) is authorized to carry out every transaction relating to the Company’s activity, except for acquisitions and disposals where the amount of the transaction exceeds €75 million. Mr. Ruggiero may issue guarantees for obligations of Telecom Italia or its subsidiaries where the amount does not exceed €75 million and for obligations of third parties where the amount does not exceed €25 million.

For the purposes of compliance with the above-mentioned thresholds, a set of transactions that individually fall below the relevant threshold but are interconnected within the same strategic or executive structure are considered to constitute a single transaction.

Item 10. Additional Information	Corporate Governance

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

The guidelines were recently revised to make it clear that the evaluation of conditions (as standard conditions) and transactions (as transactions of customary nature) must be made according to a ceteris paribus approach. In addition, provision has been made for a procedure (currently in preparation) to complete and overarch the system; the aim of the procedure is to provide an objective basis for the treatment of practical situations.

Under Italian law where a director (either directly or on behalf of third parties) has an interest in any specific transaction of the company, such director is obliged to disclose this situation to the Board of Directors and the Board of Statutory Auditors and, in case he has been endowed with delegated powers, to abstain from any activity relating to the same transaction. (See “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”).

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. Currently, the Board has established three committees: the Strategy Committee, the Internal Control and Corporate Governance Committee and the Remuneration Committee.

Strategy Committee

In September 2004, a Board of Directors Strategy Committee was established to increase the involvement of the Board in the Company’s strategic decision-making, especially as regards guiding the evolutionary processes under way in the Telecom Italia Group’s business in the light of the rapid transformation of technologies and markets.

The Committee is entrusted with the task of assisting the Board of Directors in making strategic choices in the light of competitive developments, with special reference to decisions concerning:

•	the potential evolution of the structure of the telecommunications industry;

•	the strategic positioning and business models of the Telecom Italia Group;

•	the evolution of the Telecom Italia Group’s organization in relation to its business models;

•	the evolution of the Telecom Italia Group’s corporate and financial structure; and

•	the monitoring of the stage reached in the process of change.

Item 10. Additional Information	Corporate Governance

The Committee reports on its activity to the Board of Directors at least once a year, at the time the budget is presented.

The Strategy Committee consists of the Chairman of the Board (who ensures the alignment and coordination of the activities of the Committee, the Board and management), the Managing Director charged with Group-wide corporate functions (and therefore not involved in the management of Business Units, that is Carlo Buora), and three non-executive directors (Domenico De Sole, Marco Onado and Pasquale Pistorio) specialized in the fields of technology, organizational strategies and corporate finance.

Internal Control and Corporate Governance Committee

Pursuant to article 12 of the Self-Regulatory Code, the Board of Directors of Telecom Italia established a Committee for Internal Control and Corporate Governance, charged with advisory functions and the formulation of proposals. The Committee:

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

(vi)	performs the additional tasks that may be assigned to it by the Board of Directors, particularly as regards relations with the external auditors; and

(vii)	monitors compliance with the rules of corporate governance and the periodic updating thereof.

The Committee is composed exclusively of non-executive, independent directors; it was appointed on May 6, 2004 and is made up of Directors Guido Ferrarini (Chairman of the Committee), Francesco Denozza, Domenico De Sole and Marco Onado.

In 2004 nine meetings were held, of which seven followed the election of the Board of Directors on May 6, 2004; attendance at the meetings was almost 100 per cent, with a member absent on just two occasions. Committee meetings are also attended by the Chairman of the Board of Auditors or by another auditor he designates. Where it is deemed desirable in the light of the issues on the agenda, the Committee and the Board of Auditors may hold joint meetings.

In 2004 the Committee contributed significantly to the process of implementing the Company’s corporate governance mechanisms, taking part in the related analyses, drafting and updating. In particular, the Committee approved the setting up of the Strategy Committee and the introduction of the position of Lead Independent Director; it also took part in the revision of the Company’s guidelines for transactions with related parties and in the updating of the 231 Organizational Model. The Committee periodically checked the work of the internal auditor, Telecom Italia Audit, and the progress made by Telecom Italia in its Group projects aimed at improving disclosure controls and procedures and internal controls over financial reporting. In particular it sponsored the so-called 404 Project aimed at identifying the steps to be taken to ensure timely compliance with Section 404 of the Sarbanes-Oxley Act.

Remuneration Committee

According to Telecom Italia Self-Regulatory Code it is left to the Board of Directors to determine the remuneration of the Chairman and the Managing Directors, after examining the proposals of the Board’s Remuneration Committee and consulting the Board of Auditors. The Board is also required to allocate the total

Item 10. Additional Information	Corporate Governance

compensation to be paid to the individual members of the Board and its committees if the shareholders’ meeting has not already done so. Telecom Italia Shareholders’ Meeting on May 6, 2004 fixed the overall compensation for the whole Board of Directors; such compensation was increased by the Shareholders’ Meeting of April 7, 2005 (see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”).

The Board’s Remuneration Committee is charged with fact-finding and advisory functions. In particular, it formulates proposals for the remuneration of the directors who hold particular offices and (acting on a report by the Managing Directors) for the criteria for the remuneration of the Company’s senior management.

The Committee (which, subsequent to its appointment, held two meetings in 2004) is composed of non-executive/independent directors; it was appointed on May 6, 2004 and is made up of Directors Luigi Fausti (Chairman of the Committee), Paolo Baratta and Pasquale Pistorio.

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

The principal rules of Telecom Italia’s internal control system are:

•	separation of roles in the performance of the principal activities involved in each operating process;

•	traceability and constant visibility of decisions, so that responsibility can be pinpointed and the rationale identified;

•	decision-making on an objective basis, so that purely subjective considerations are set aside and decisions are taken according to criteria that are established in advance and can be verified.

The Board of Directors is responsible for the internal control system. It establishes the guidelines for the system and verifies that it is adequate and works effectively, making sure that the main corporate risks are appropriately identified and managed. To verify the correct operation of the internal control system the Board uses the Internal Control and Corporate Governance Committee and a suitably independent person endowed with sufficient resources to perform the internal control function: such person verifies the adequacy and effectiveness of the system and, where problems are identified, recommends the necessary remedies. In conformity with this approach, Telecom Italia has appointed the Company’s internal auditor (Telecom Italia Audit Società Consortile a.r.l., formerly In.Tel.Audit Società Consortile a r.l.), in the person of the Telecom Italia Audit’s director assigned to the task, to be responsible for the oversight of its internal control system.

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

A director appointed for the purpose (currently the Chairman of the Board) determines the mechanisms of the internal control system and the manner in which it is to be implemented under the guidelines established by the Board, and ensures the system’s overall adequacy, its effectiveness and its adaptation to changes in operating conditions and the legislative and regulatory framework. Any “maintenance” work that the person in charge of the oversight of the internal control system may recommend is performed by the competent sectors of the Company or Telecom Italia Group companies. The efficient operation of the system is promoted by the appointment of managers of particular standing and authority within the organization as “persons in charge of implementation” (currently the head of the Telecom Italia Group’s Human Resources and the Head of the Human Resources Department of Wireline Business Unit).

Item 10. Additional Information	Corporate Governance

The Telecom Italia Group’s internal control system is completed by an ad hoc organizational model designed in particular to meet the needs arising from Legislative Decree No.231/2001 concerning the administrative liability of companies for crimes committed by their employees or collaborators. The organizational model is based on the principles of the Telecom Italia Group’s Code of Ethics and focused on situations where there is a significant risk of crime (corruption, extortion, misappropriation, undue receipt of disbursements, fraud against the State, etc.). In particular, it consists of rules for dealings with representatives of governmental bodies that apply the principles of the Code of Ethics at the operational level and “internal control checklists” that list the rules for identifying the principal phases of every process, the possible crimes in connection with the individual processes, and the control activities for preventing the related risks.

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

A special unit has been created within Telecom Italia Audit to provide operational support to the Supervisory Panels by handling reports of violations of the organizational model and conducting compliance audits on the basis of the data received through the information flows that have been put in place.

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

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree No.58/1998 has been put in place, as described above.

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

Item 10. Additional Information	Corporate Governance

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

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed not only by the number of meetings in 2004 (14 meetings, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance) but also by the Company’s choices relating to US law.

More specifically, according to Rule 10A-3 under the 1934 Act and NYSE listing standards, the Board of Auditors has been identified to act as Telecom Italia’s Audit Committee. The Board of Auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Board of Auditors is established pursuant to applicable Italian law and Telecom Italia’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors;

•	the Board of Auditors is not elected by the management of the Company and no executive officer is a member of the Board of Auditors;

•	all of the members of the Board of Auditors meet specific independence requirements from the Company and its Group, the management and the auditing firm, as set forth by Italian legal provisions;

•	the Board of Auditors, in accordance with and to the extent permitted by Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements;

•	the Board of Auditors is authorized to engage independent counsel and other advisers, as it deems appropriate; and

•	the Board of Auditors has adopted a complaints procedure (to become effective prior to July 31, 2005) in accordance with Rule 10A-3 of the 1934 Act.

Our reliance on Rule 10A–3(c)(3) does not, in our opinion, materially adversely affect the ability of the Board of Auditors to act independently and to satisfy the other requirements of Rule 10A-3.

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

Item 10. Additional Information	Corporate Governance

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

To attend any Shareholders’ Meeting, an ad hoc communication by the authorized intermediary must have been received by the Company at least two days before the meeting takes place. The communication procedure does not involve any blocking of the so called deposited shares: no transfer is required and the shares may be withdrawn at any time. In case of the shares’ withdrawal, their prior deposit becomes ineffective for purposes of attending the meeting.

Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing ADSs to attend Shareholders’ Meetings and exercise voting rights with respect to underlying Shares. See “—10.5 Description of American Depositary Receipts—Voting of Deposited Securities”.

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

Item 10. Additional Information	Corporate Governance

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

The Joint Representative, who is appointed by the Special Meeting or, in default, by the President of the Court, is entitled to (i) inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The savings shareholders Meeting held on October 26, 2004 reappointed Mr. Carlo Pasteris as joint Representative for a three year period.

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

Item 10. Additional Information	Corporate Governance

call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Shares is required at all calls of the Special Meetings.

To attend any Special Meeting, an ad hoc communication by an authorized intermediary must have been received by the Company at least two days before the meeting takes place. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing Savings Share ADSs to attend Special Meetings and exercise voting rights with respect to underlying Savings Shares. See “—10.5 Description of American Depositary Receipts—Voting of Deposited Securities”.

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

A special procedure, partly amended in 2004, establishes the ways in which price-sensitive information is to be communicated to the market (Procedure for the Disclosure of Price-sensitive Information). It identifies the units of the Company’s organization involved and lays down guidelines for the action to be taken in the presence of market rumors and in response to requests for information from those responsible for supervising and operating the markets (CONSOB and Borsa Italiana). The procedure also lays down guidelines for meetings with the financial community and the press, to ensure that information concerning the Company and the Telecom Italia Group is not disclosed selectively.

The Company has also established a Disclosure Committee to provide assistance to the Board of Directors and top management as regards the processing and handling of data and news necessary for the correct provision of information. The main tasks of the Committee are:

•	to assist the Board in the preparation of corporate communications (including preparation of the Annual Report on Form 20-F), the Senior Officers (as defined below) in the certification of the Annual Report of Form 20-F filed with the SEC in accordance with the Sarbanes-Oxley Act, and the director appointed to handle price-sensitive information;

•	to ensure that corporate communications are prepared correctly with a view to their approval by the competent body;

•	to monitor the application of the procedures and controls for the collection, analysis and retention of data and information for publication and filing, verify their adequacy and effectiveness and propose corrective measures;

•	to propose corrections to existing procedures and/or controls where appropriate;

•	to verify the correct application and need for updating of the “Procedure for communicating price-sensitive information” and suggest improvements where appropriate; and

•	to supervise the structure and updating of the Company’s website as regards its institutional contents.

Permanent members of the Disclosure Committee are the General Counsel of the Company, the CFO, the Head of Corporate and Legal Affairs, the Head of Corporate Development and Investor Relations and the Chairman of Telecom Italia Audit. Depending on the issue to be discussed, other managers or consultants may be summoned as either members or attendees of specific meetings.

The preparation of the present Annual Report was governed and overviewed by the Committee, that put Riccardo Varetto (Head of Financial Statements Corporate Function under Finance, Administration and Control Department) in charge of the Secretariat for the specific document. According to the Secretariat’s proposals, the Committee

Item 10. Additional Information	Corporate Governance

defined the guidelines for the collection of necessary information and data, for the attestation of such information and data being complete, accurate and reliable and for the subsequent drafting of the report in a timely manner. Pursuant to its charter for disclosure procedures, the Committee supervised the process and gathered ad-hoc representations by the individuals in charge of the relevant corporate structures (including the following officers: the Heads and Chief Financial Officers of the Business Units; the Heads of the Departments of Telecom Italia; the Heads of the various Central Functions under Finance, Administration and Control Department; the General Counsel and the person in charge of internal controls), so that the Committee’s activities would assist the CEO and CFO as part of the process for the certification statements to be issued by the Executive Chairman, the CEO and the CFO (the “Senior Officers”).

The Committee reviewed the disclosure included in the layout of the document and its compliance with applicable rules, and assisted the Senior Officers in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures. Upon completion of its activity, the Committee reported to the Senior Officers and presented the results of the activities carried out to the Board of Auditors and the Internal control and Corporate Governance Committee.

Item 10. Additional Information	Exchange Controls And Other Limitations Affecting Security Holders

10.2    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions without restriction other than those outlined below. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all Telecom Italia shareholders by law. See “—10.4 Description of Capital Stock—Limitations on Voting and Shareholdings”.

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than €12,500.00. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to believe that there be irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) who shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €12,500.00 in one year must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €12,500.00 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €12,500.00 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

Item 10. Additional Information	Description Of Bylaws

10.3    DESCRIPTION OF BYLAWS

Object

Telecom Italia’s objects are described in Article 3 of the Bylaws. Such objects are:

•	to install and operate fixed or mobile equipment and installations for the purpose of providing and operating licensed telecommunications services for public use, and to carry out the activities directly or indirectly related thereto;

•	to hold interests in other businesses falling within the scope of the above stated corporate object or otherwise related thereto; and

•	to control and provide the strategic, technical, administrative and financial coordination, overseeing and managing the financial activities of controlled companies and businesses, and carrying out all transactions related thereto.

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

For a description of a Director’s power to vote on matters in which he may be materially interested, and to vote on compensation issues, please See “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Executive Directors and Activities of the Board” and “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees—Remuneration Committee”.

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

Item 10. Additional Information	Description Of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 7, 2005, the full paid-in capital stock amounted to €9,357,654,445.15 and was constituted by 11,217,996,104 Shares and 5,795,921,069 Savings Shares, each of €0.55 par value.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of €624,936,779.50 (at April 7, 2005 €131,827,489.75), by means of the issue of up to a maximum of 1,136,248,690 (at April 7, 2005 239,686,345) ordinary shares with a par value of €0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertible notes with redemption premium” (now “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of €183,386,986.75 (at April 7, 2005 € 134,164,468.90), by means of the issue of up to a maximum of 333,430,885 (at April 7, 2005 243,935,398) ordinary shares with a par value of €0.55 each, divided into the following divisible tranches:

1.	a tranche of up to a maximum of €37,398,868.65 (at April 7, 2005 €19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at April 7, 2005 35,319,216) shares with a par value of €0.55 each, to be subscribed for at a total price of €13.815 per option held (i.e. at a price of €4.185259 for each newly-issued share);

2.	a tranche of up to a maximum of €58,916,834.35 (at April 7, 2005 €57,981,519.20) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at April 7, 2005 105,420,944) shares with a par value of €0.55 each, to be subscribed for at a total price of €10.488 per option held (i.e. at a price of €3.177343 for each newly-issued share);

3.	a tranche of up to a maximum of €21,422,652.90 (at April 7, 2005 €17,590,377.20) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at April 7, 2005 31,982,504) shares with a par value of €0.55 each, to be subscribed for at a total price of €9.203 per option held (i.e. at a price of €2.788052 for each newly-issued share);

4.	a tranche of up to a maximum of €50,268,799.90 (at April 7, 2005 €39,167,003.70) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at April 7, 2005 71,212,734) shares with a par value of €0.55 each, to be subscribed for at a total price for the different options of respectively €9.665, €7.952 and €7.721 per option held (i.e. at a price for the different options of respectively €2.928015 €2.409061 and €2.339080 for each newly-issued share).

The shareholders’ meeting held on April 7, 2005 approved an increase in the share capital of up to €1,420,690,865.55 through the issuance of up to 2,291,344,587 Shares and up to 291,729,714 Savings Shares, with a par value of €0.55 each and normal entitlement to the rights pertaining thereto, for the merger by incorporation of Tim S.p.A.. The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of €38.655.832.60, by means of the issue of up to a maximum of 70,283,332 ordinary shares with a par value of €0.55 each, divided into the following divisible tranches:

1.	a tranche of up to a maximum of €11,705,656.05 for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 Telecom Italia Shares with a par value of €0.55 each, to be subscribed for at a total price of €6.42 per option held (i.e. at a price of €3.710983 for each newly-issued share);

2.	a tranche of up to a maximum of €1,132,285 for the exercise of the “2001-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to 2,058,700 Telecom Italia Shares with a par value of €0.55 each, to be subscribed for at a total price of €8.671 per option held (i.e. at a price of €5.012139 for each newly-issued share);

Item 10. Additional Information	Description Of Capital Stock

3.	a tranche of up to a maximum of €474,798.50 for the exercise of the “2001-2003 Supplementary Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to 863,270 Telecom Italia Shares with a par value of €0.55 each, to be subscribed for at a total price of €7.526 per option held (i.e. at a price of €4.350289 for each newly-issued share);

4.	a tranche of up to a maximum of €22,150,920 for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 Telecom Italia Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.67 per option held (i.e. at a price of €3.277457 for each newly-issued share);

5.	a tranche of up to a maximum of €3,192,173.05 for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 Telecom Italia Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.07 per option held (i.e. at a price of €2.930636 for each newly-issued share).

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

Item 10. Additional Information	Description Of Capital Stock

between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

Voting rights relating to Shares and Savings Shares that have not been deposited with Monte Titoli may be exercised only by depositing them with an authorized intermediary. The Company may be requested to perform the functions of an intermediary.

Each person owning a beneficial interest in Shares and Savings Shares held through Euroclear or Clearstream must rely on the procedures of Euroclear or Clearstream, respectively, and of institutions that have accounts with Euroclear or Clearstream to exercise any rights of a holder of shares. Holders may request Euroclear or Clearstream to transfer their Shares and Savings Shares to an account of such holder with a participant of Monte Titoli, in which case such holders may transfer their shares, collect dividends and exercise other shareholder rights through that participant. Any such transfer through that participant is not subject to Italian transfer tax if non-Italian parties are involved. See “—10.6 Taxation”.

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

Item 10. Additional Information	Description Of Capital Stock

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

As a rule, neither the Company nor any company under its control may vote or subscribe for new Shares or Savings Shares of the Company, but the shareholders’ meeting may authorize the exercise of subscription rights. If no such authorization is granted, the subscription rights accrue to the other holders so long as such Shares or Savings Shares are held by the Company or a company under its control. The Shares or the Savings Shares, as long as they are owned by the Company, are not entitled to receive dividends.

As of May 23, 2005, Telecom Italia owns 1,272,014 of its own Shares.

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

Item 10. Additional Information	Description Of Capital Stock

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—4.3 Regulation—4.3.8 Competition Law”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of Telecom Italia on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Shares, Italian and foreign alike.

Item 10. Additional Information	Description Of American Depositary Receipts

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

(c) Rights.    (i) Warrants or other instruments in the discretion of the Depositary after consultation with the Company, to the extent practicable, representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefore, their short duration or otherwise, nothing (and any Rights may lapse).

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

Item 10. Additional Information	Description Of American Depositary Receipts

Voting of Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares the Depositary will, unless otherwise instructed by the Company, promptly thereafter, distribute to all Holders a notice containing (i) the information (or a summary thereof) included in any such notice received by the Depositary, including the agenda for the meeting, (ii) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to applicable provisions of Italian law and of the Company’s Certificate of Incorporation and Bylaws (any such provisions, if material, will be summarized in such notice), to instruct the Depositary as to the exercise of voting rights, if any (subject to compliance by such Holder with the requirements described below) pertaining to the number of Shares represented by their respective ADSs, (iii) if applicable, a statement as to the manner in which such Holders may request a proper communication to the issuer attesting that beneficial ownership of the related Shares is in the name of the Holders and therefore enabling them to exercise voting rights with respect to the Shares represented by their ADSs without the use of ADS proxy cards, (iv) if applicable, an ADS proxy card pursuant to which such Holder may appoint the Depositary (with power of substitution) as his or her proxy to vote at such meeting in accordance with the directions set out in such ADS proxy card, and (v) such other information, including any such modification to the foregoing procedures as agreed between the Depositary and the Company.

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

A Holder desiring to exercise voting rights with respect to the Shares represented by its ADSs without the use of an ADS proxy card may do so by (A) depositing its ADRs in a blocked account with the Depositary until the completion of such meeting and (B) instructing the Depositary to (x) furnish the Custodian with the name and address of such Holder, the number of ADSs represented by ADRs held by such Holder and any other information required in accordance with Italian law or the Company’s Certificate of Incorporation and Bylaws, (y) notify the Custodian of such deposit, and (z) instruct the Custodian to issue a communication for such meeting, which gives notice to the Company of such Holder’s intention to vote the Shares underlying its ADRs. By giving the instructions set forth under point (B) above, Holders will be deemed to have authorized the Custodian to prohibit any transfers of the related Shares for the blocked period.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

See “—10.6 Taxation” for additional information on tax issues relating to ADRs.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Taxation

10.6    TAXATION

Unless otherwise indicated, for purposes of the following discussion regarding taxation the Shares and the Savings Shares are collectively referred to as the “Telecom Italia Shares”.

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

Income Tax

Under Italian law, dividends paid to holders of Savings Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

Under Italian law, dividends paid to holders of Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 27% withholding tax.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute income tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute income tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Non-resident holders of Shares and ADRs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home county, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

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

To qualify for the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i)	a declaration by the beneficial owner containing all the data identifying such person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

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

Item 10. Additional Information	Taxation

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

If the holder of Shares or ADRs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian 27% substitute tax, applied at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

Transfer tax is not payable upon the transfer of Telecom Italia Shares or ADRs through Telematico or any other regulated financial market. Transfers of Telecom Italia Shares or ADRs which occur outside a regulated financial market are exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are all non-residents of Italy and the relevant Telecom Italia Shares or ADRs are not deposited at an Italian intermediary. Other types of transfers of shares listed on Telematico or any other regulated financial market which occur outside a regulated financial market are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer taxes take place are (i) banks, Italian securities dealing firms (“SIMs”) or exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the Telecom Italia Shares or ADRs are transferred when the transfer is made directly between the parties or through an intermediary that is not a bank, SIM or broker; and

•	€0.0258 per €51.65 (or any fraction) of the price at which the Telecom Italia Shares or ADRs are transferred when the transfer is made either (i) between a bank, SIM or broker and a private party or (ii) between private parties through a bank, SIM or broker.

The mere change of a depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred Telecom Italia Shares will not trigger the Italian transfer tax.

In general, with respect to U.S. holders, the transfer tax will not be applicable on transfers of Telecom Italia Shares or ADRs through regulated financial markets. However, in the case of transfers which are not executed on a regulated financial market and are entered into with an Italian counterparty other than a bank or authorized financial intermediary or an investment fund, it is advisable that U.S. holders consult their own tax advisors concerning the applicability of this transfer tax. Deposits and withdrawals of Telecom Italia Shares in return for ADRs by non-Italian residents will not be subject to the transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or demerger of Italian companies does not constitute a disposition of shares. In such transactions, the tax value and the holding period of the exchanged shares is carried over to the shares received in the exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is Telecom Italia’s case) are not subject to CGT.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADR’s) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as

Item 10. Additional Information	Taxation

is Telecom Italia’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case) or 25% of the share capital of other companies. A “non-qualified shareholding” is any shareholding that does not meet the above mentioned interest rights to be qualified as a “qualified shareholding”.

The relevant percentage is calculated taking into account the holdings sold during the prior 12-month period.

Pursuant to the Treaty, a U.S. resident will not be subject to Italian CGT on a sale of qualified shareholdings unless the Telecom Italia Shares or ADRs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Telecom Italia Shares or ADRs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of October 18, 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of October 25, 2001.

However, for grantees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such grantee exceeds €180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e., registration tax at the flat rate of €168).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the grantee sells shares received as a gift for consideration within 5 years from receipt, the grantee will be required to pay the relevant CGT, where applicable, as if the gift had never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to the U.S. holders described herein who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the

Item 10. Additional Information	Taxation

analysis of the creditability of Italian taxes by ADR holders and the availability of the reduced tax rate on dividends received by certain noncorporate U.S. holders, both discussed below, could be affected by actions that may be taken by parties to whom ADRs are pre-released.

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

Please consult your tax advisor with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADRs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. For U.S. federal income tax purposes, holders of ADRs evidencing American Depositary Shares will be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those American Depositary Shares.

This discussion assumes that the Company was not a passive foreign investment company for 2004 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Subject to applicable limitations that may vary depending on a U.S. holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate.

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

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions at a rate not in excess of that provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s U.S. federal income tax

Item 10. Additional Information	Taxation

liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. You should consult your tax advisor concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

Taxation of capital gains

You will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Telecom Italia Shares or ADRs, which will be long-term capital gain or loss if the Telecom Italia Shares or ADRs were held for more than one year. The amount of gain or loss will be equal to the difference between the amount realized and your adjusted basis in the Telecom Italia Shares or ADRs. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2004. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse tax consequences could apply to the U.S. holder.

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

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability and may entitle you to a refund; provided that the required information is furnished to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects—5.11 Quantitative and Qualitative Disclosures About Market Risks”.

Item 12. Description Of Securities Other Than Equity Securities

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13. Defaults, Dividend Arrearages And Delinquencies

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modification to the Rights Of Security Holders And Use Of Proceeds

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. Controls And Procedures

Item 15.    CONTROLS AND PROCEDURES

As of December 31, 2004, the Company, under the supervision and with the participation of the officers selected by the Disclosure Committee according to its charter for disclosure procedures (See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Disclosure”) and Telecom Italia Audit, which assessed the effectiveness of the overall internal control system, including the Executive Chairman, Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

In 2004, the Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted a new Code of Ethics and Conduct which applies to the Executive Chairman, the Chief Executive Officers, the Chief Financial Officers, as well as to all the Group’s employees in and outside Italy. The Code of Ethics and Conduct is available on Telecom Italia’s website at www.telecomitalia.it. “Item 10. Additional Information—10.1 Corporate Governance—10.1.1 Differences Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “—10.1 Corporate Governance—10.1.2 General—Code of Ethics and Conduct”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as Telecom Italia’s primary independent auditors since the year ended December 31, 2001.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2004 and 2003.

	For fiscal year ended December 31,
Type of Fees	2003	2004
	(€ in thousands)
Audit Fees(1)	11,659	10,768
Audit-related Fees(2)	2,375	1,664
Tax Fees(3)	777	79
All Other Fees(4)	2,146	—

Total	16,957	12,511

(1)	Audit fees consisted of fees for professional services in connection with Telecom Italia’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, the agreed upon procedures required under Italian regulations for the Merger, and technical Accounting Consultations.

(2)	Audit-related fees consisted of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

(3)	Tax fees consisted of fees billed for professional services rendered in connection with tax planning, compliance and advice.

(4)	In 2003, all other fees consisted primarily of benchmarking studies, assistance in the review of the management controls procedures and support for external management control related projects at Finsiel Group.

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

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

2.	Audit of annual and interim financial consolidated reporting packages.

3.	Audit conformity of the Telecom Italia Group’s sustainability reports or social reports.

4.	Reports or opinions required by law for specific transactions from the auditor appointed to audit the annual financial statements, to the extent permitted.

Item 16C. Principal Accountant Fees And Services

5.	Audits governed by the principles of national and international auditing such as:

•	procedures performed in relation to the issuance of a comfort letter (including for pro forma accounts and/or balance sheets) in relation to the carrying out of extraordinary financial operations;

•	audits agreed with management covering specific areas or accounts or accounting situations, to support the audit of periodic statements;

•	auditing of subsidiaries and associated companies (including review of the working papers of other auditors) made necessary for the purpose of auditing the periodic statements of the company being audited.

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and control agencies (such as, for example, those connected with so-called ‘regulatory accounting’).

8.	Audit of statements required by national or supranational administrations (e.g. the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-audit Services:

1.	‘Audits’ in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called ‘audit rights’);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

2.	Opinions on accounting and reporting including those regarding (i) application of new accounting principles and new regulations on accounting and regulatory reporting, (ii) implementation of accounting principles current in other countries, (iii) implementation of rules and regulations issued by the SEC, CONSOB and similar bodies.

3.	Assistance to the internal audit department within the limits imposed by SEC regulations.

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

Item 16D. Exemptions from the listing standards for Audit Committees Item 16E. Repurchases of equity securities

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors—Audit Committee”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2004, to December 31, 2004, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

Item 17. Financial Statements

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

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

2.2 Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a €10 billion Euro Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

4.1 Public Telecommunications License.(4)

(a) Decision No. 820/00/CONS of 22.11.2000. Individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans.

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

7.1 Statement explaining computation of ratio of earning to fixed charges.

8.1 List of Subsidiaries.

12(a) Certification by the Executive Chairman of Telecom Italia S.p.A.

12(b) Certification by the Chief Executive Officer of Telecom Italia S.p.A.

Item 19. Financial Statements and Exhibits

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

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/s/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Chief Executive Officer

Dated May 27, 2005

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries and equity method investees, which statements reflect aggregated total assets of approximately 3% of the Company’s consolidated assets as of December 31, 2003, and aggregated total revenues of approximately 7% and 6% of the Company’s consolidated revenues for the years ended December 31, 2002 and 2003, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Italy, which differ in certain respects from U.S. generally accepted accounting principles (see notes 27, 28 and 29 to the consolidated financial statements).

/s/ Reconta Ernst & Young

Milan, Italy

March 16, 2005

except for notes, 27, 28 and 29, as to which the date is

May 25, 2005

Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2004

	December 31, 2003	December 31, 2004
	(millions of euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	4,937	8,564
Marketable securities (Note 4)	3,597	932
Receivables (Note 5)	7,085	6,647
Inventories (Note 6)	426	435
Other current assets (Note 7)	6,384	5,402

TOTAL CURRENT ASSETS	22,429	21,980
Tangible assets	65,943	67,860
Less—Accumulated depreciation	(47,619)	(50,143)

Tangible assets, net (Note 8)	18,324	17,717
Intangible assets, net (Note 9)	33,853	32,874
Other assets (Note 10):
Investments in affiliates	1,470	1,064
Treasury stock	393	393
Other securities	12	7
Other receivables	4,020	2,574

TOTAL ASSETS	80,501	76,609

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 11)	10,613	2,027
Payables, trade and other (Note 12)	8,662	9,532
Accrued payroll and employee benefits	1,152	1,099
Accrued income taxes	824	59
Other accrued liabilities (Note 13)	2,122	1,933

TOTAL CURRENT LIABILITIES	23,373	14,650
Long-term debt (Note 11)	30,852	36,817
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	252	225
Other liabilities (Note 14)	4,139	3,732
Employee termination indemnities (Note 15)	1,296	1,324

TOTAL LIABILITIES	59,912	56,748

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	8,854	8,865
Additional paid-in capital (Note 17)	88	120
Reserves, retained earnings (deficit) and profit (loss) of the year (Note 17)	7,150	6,187

TOTAL STOCKHOLDERS’ EQUITY BEFORE MINORITY INTERESTS	16,092	15,172
Minority interests	4,497	4,689

TOTAL STOCKHOLDERS’ EQUITY	20,589	19,861

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	80,501	76,609

The accompanying notes are an integral part of these financial statements

F-2.1

Financial Statements	Consolidated Statements Of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004
	(millions of euro)
Operating revenues	31,408	30,850	31,237
Other income (Note 19)	504	345	315

Total revenues	31,912	31,195	31,552

Cost of materials	2,315	2,081	2,414
Salaries and social security contributions	4,737	4,303	4,045
Depreciation and amortization	7,227	6,779	6,646
Other external charges (Note 20)	12,188	11,934	12,014
Changes in inventories	62	114	(25)
Capitalized internal construction costs	(675)	(805)	(742)

Total operating expenses	25,854	24,406	24,352

Operating income	6,058	6,789	7,200

Financial income (Note 21)	1,569	992	1,381
Financial expense (Note 22)	(4,647)	(3,256)	(3,215)
Other income and (expense), net (Note 23)	(5,496)	(1,083)	(410)

Income (loss) before income taxes and minority interests	(2,516)	3,442	4,956
Income taxes (Note 24)	2,210	(1,014)	(3,054)

Net income (loss) before minority interests	(306)	2,428	1,902
Minority interests	(467)	(1,236)	(1,121)

Net income (loss)	(773)	1,192	781

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004
	(millions of euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) after minority interests	(773)	1,192	781
Adjustments to reconcile net income (loss) after minority interests to net cash provided by operating activities:
Minority interests	467	1,236	1,121
Depreciation and amortization	7,227	6,779	6,646
Change in deferred tax assets, net	(2,836)	(611)	1,280
Losses (gains) on disposal of tangible and intangible fixed assets, and other investments	(2,243)	139	(158)
Write-downs of tangible and intangible assets, and other investments	4,387	1,188	635
Provision for employee termination indemnities	216	200	189
Payment of employee termination indemnities	(187)	(251)	(140)
Change in operating assets and liabilities:
Receivables	507	1,008	438
Inventories	277	158	(9)
Payables, trade and others	(700)	(1,608)	870
Accrued payroll and employee benefits	34	175	(53)
Net change in other assets and liabilities	3,439	316	(156)

NET CASH PROVIDED BY OPERATING ACTIVITIES	9,815	9,921	11,444

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in tangible assets	(3,291)	(3,111)	(3,320)
Additions to intangible assets	(1,610)	(1,783)	(2,015)
Additions to other investments	(1,563)	(694)	(153)
Acquisition of investments in consolidated subsidiaries, net of cash acquired	(374)	(599)	(430)
Cash paid for tender offers	—	(5,274)	—
Net change in marketable securities	1,909	(1,497)	2,665
Proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of	33	2,997	10
Proceeds from sale or redemption value of tangible and intangible fixed assets, and other investments	5,736	768	606

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	840	(9,193)	(2,637)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short-term debt	(2,245)	3,786	(8,586)
Net change in long-term debt	(3,943)	(2,952)	5,965
Paid-in capital in consolidated subsidiaries	94	33	251
Dividends paid on income and reserves to minorities	(3,668)	(1,049)	(2,780)

NET CASH (USED IN) FINANCING ACTIVITIES	(9,762)	(182)	(5,150)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(173)	(35)	(30)

NET INCREASE IN CASH AND CASH EQUIVALENTS	720	511	3,627
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	3,706	4,426	4,937

CASH AND CASH EQUIVALENTS, END OF THE YEAR	4,426	4,937	8,564

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	1,836	2,016	2,143

Income taxes paid	725	957	1,516

The accompanying notes are an integral part of these financial statements

F-5

Financial Statements	Statements Of Consolidated Stockholders’ Equity

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2002, 2003 AND 2004

	Attributable to Telecom Italia				Attributable to minority interests	TOTAL
	Share Capital	Additional Paid-in Capital	Reserves, retained earnings (deficit) and net income (loss) of the year	Total	Reserves, retained earnings (deficit) and net income (loss) of the year
	(millions of euro)
BALANCE AS OF JANUARY 1, 2002	8,785	3,765	179	12,729	13,624	26,353

Dividend distribution	—	—	—	—	(2,357)	(2,357)
Extraordinary dividend distribution of reserves	—	—	—	—	(1,311)	(1,311)
Conversion of “Olivetti 1998-2002 bonds”	29	—	(14)	15	—	15
Exercise of “Olivetti common shares 1998-2002 warrants”	23	—	(11)	12	—	12
Exercise of 1999-2001 Olivetti stock option plan	5	—	—	5	—	5
Conversion of “Olivetti 2001-2010 bonds”	3	—	—	3	—	3
Translation adjustments and other	—	—	(351)	(351)	(1,439)	(1,790)
Net income (loss) for the year 2002	—	—	(773)	(773)	467	(306)

BALANCE AS OF DECEMBER 31, 2002	8,845	3,765	(970)	11,640	8,984	20,624

Dividend distribution	—	—	—	—	(1,049)	(1,049)
Conversion of “Telecom Italia 2001-2004 bonds”	—	1	—	1	—	1
Conversion of “Telecom Italia 2001-2010 bonds”	14	6	—	20	—	20
Exercise of stock option plan	6	17	—	23	—	23
Absorption of the accumulated deficit of Telecom Italia (formerly Olivetti)	—	(3,701)	3,701	—	—	—
Exercise of the withdrawal rights by shareholders of the company, cancellation of the Old Telecom Italia treasury stocks as well as the Old Telecom Italia shares recorded under current assets in the 2002 financial statements	(11)	—	(168)	(179)	(938)	(1,117)
Merger impact	—	—	3,424	3,424	(3,424)	—
Disposal of New SEAT	—	—	—	—	(126)	(126)
Translation adjustments and other	—	—	(29)	(29)	(186)	(215)
Net income for the year 2003	—	—	1,192	1,192	1,236	2,428

BALANCE AS OF DECEMBER 31, 2003	8,854	88	7,150	16,092	4,497	20,589

Dividend distribution	—	—	(1,730)	(1,730)	(1,050)	(2,780)
Conversion of “Telecom Italia 2001-2010 bonds”	1	2	1	4	—	4
Exercise of stock option plan	10	30	3	43	187	230
Other minority shareholders’ contributions	—	—	—	—	58	58
Dilution of TIM shares held following stock options	—	—	66	66	(66)	—
Effect of consolidation of TIM shares previously classified as current assets	—	—	—	—	(20)	(20)
Translation adjustments and other	—	—	(84)	(84)	(38)	(122)
Net income for the year 2004	—	—	781	781	1,121	1,902

BALANCE AS OF DECEMBER 31, 2004	8,865	120	6,187	15,172	4,689	19,861

The accompanying notes are an integral part of these financial statements

Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM AND CONTENT OF THE CONSOLIDATED FINANCIAL STATEMENTS

FORM AND CONTENT

The consolidated financial statements of Telecom Italia S.p.A. (“Telecom Italia”) and its consolidated subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of Telecom Italia and the financial statements of the individual companies consolidated as of December 31, 2004 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia. As described below, these financial statements take into account the effects of the merger, as defined, of Telecom Italia S.p.A. and its consolidated subsidiaries (“Old Telecom Italia”) as it existed prior to the effective date of the Merger with and into Olivetti S.p.A. (“Olivetti”) (the “Merger”), as well as the related transactions. The Merger became effective on August 4, 2003 at which time Olivetti, as the surviving company, changed its name to “Telecom Italia S.p.A.”; for accounting and tax purposes the Merger was effective as from January 1, 2003. Olivetti was a listed company on the Italian Stock Exchange.

The accounting policies are consistent with the Italian Civil Code (as amended by Legislative Decree No. 6 dated January 17, 2003 and subsequent amendments and integrations) related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differ in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2003 and 2004 and on the consolidated net results for each of the three years in the period ended December 31, 2004 are set forth in Note 27.

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

The consolidated financial statements of the Group include the accounts of Telecom Italia and all Italian and foreign subsidiaries in which Telecom Italia holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting capital of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over its useful life. Investments held at a less than 20% level are accounted for at historical cost.

THE MERGER

In May 2003, the shareholders of Olivetti and Old Telecom Italia approved the merger of Old Telecom Italia with and into Olivetti with Olivetti as the surviving company. The Merger was part of a strategic plan pursued by Olivetti, as majority owner of Old Telecom Italia’s ordinary shares, with the aim of focusing on core businesses, improving the corporate structure of the Olivetti Group and reducing its debt. Immediately prior to the Merger and the cash tender offers described below, Olivetti had a 54.94% controlling interest in Old Telecom Italia. Before the Merger, Old Telecom Italia was Olivetti’s largest subsidiary (representing approximately 96.8% of its operating revenues in 2002).

The Merger became effective on August 4, 2003, at which time Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Securities Exchange Act of 1934 (the “Exchange Act”) registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. Telecom Italia completed the listing of its Ordinary Share American Depositary Shares (“ADSs”) and Savings Share ADSs on the New York Stock Exchange concurrently with the effectiveness of the Merger. Telecom Italia’s Ordinary Shares and Savings Shares are also listed on the automated screen-based trading system (Mercato Telematico Azionario) of the Borsa Italiana.

In connection with the Merger, the following transactions occurred:

•

Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting held on May 26, 2003 benefited from a withdrawal right of €0.9984 per share (which was the arithmetic

Financial Statements	Notes To Consolidated Financial Statements

mean of the daily official share price of the Olivetti shares in the six months preceding the date the Merger resolution was adopted; such date was May 26, 2003). Olivetti shareholders were entitled to such a right under Italian law due to the change in the corporate objectives of Olivetti, which were adopted in connection with the approval of the Merger. Olivetti shareholders exercised such right with respect to 10,958,057 shares representing 0.12% of the outstanding ordinary shares. Those Olivetti shareholders received an aggregate amount of €10,940,524 when the Merger became effective.

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

The Merger resulted in the cancellation of Olivetti’s investment in Old Telecom Italia. Olivetti’s share capital, as of the date the Merger became effective, was redistributed on the basis of changing the par value of the shares (from €1.00 to €0.55), a reclassification of the capital between ordinary and savings shares (the savings shares being introduced in the new by-laws of the surviving company as a result of the Merger) and of the necessity to maintain the nominal value of the share capital unchanged on conclusion of the Merger. After the allocation, the share capital of the company resulting from the Merger was distributed to the shareholders of Olivetti and those of Old Telecom Italia on the basis of a distribution ratio which reflected the exchange ratio of Olivetti’s shares with the ordinary and savings shares of Old Telecom Italia (7 Olivetti ordinary shares, of par value €1.00 each for every ordinary share of Old Telecom Italia of par value €0.55 each and 7 Olivetti savings shares, of par value €1.00 each for every savings share of Old Telecom Italia of par value €0.55 each).

The aforementioned exchange ratio was realized by redistributing the share capital of Olivetti at the time the Merger was completed, after changing the par value of the ordinary and savings shares of Olivetti to €0.55 (equal to the par value of the shares of Old Telecom Italia, in lieu of the original par value of €1.00). Accordingly, starting on August 4, 2003, the issued shares of Olivetti and Old Telecom Italia were withdrawn and new shares of the company resulting from the Merger, Telecom Italia, were issued as follows:

i)	0.471553 Telecom Italia ordinary shares of par value €0.55 for each Olivetti ordinary share of par value €1.00;

ii)	3.300871 Telecom Italia ordinary shares of par value €0.55 for each Old Telecom Italia ordinary share of par value €0.55;

iii)	3.300871 Telecom Italia savings shares of par value €0.55 for each Old Telecom Italia savings share of par value €0.55.

In accordance with the combined provisions of articles 2504-bis, paragraph 3, and 2501-bis, paragraph 1, point 6, of the Italian Civil Code, the Merger was accounted for by Olivetti beginning January 1, 2003, the date also considered for tax purposes, pursuant to article 172, paragraph 9, of D.P.R. (Presidential Decree) No. 917 dated December 22, 1986.

Following the above transactions, the share capital of Telecom Italia resulting from the Merger was equal to €8,845,640,559.40 divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

For Italian GAAP purposes the Merger was accounted for at the historical values of the financial statements of Olivetti and Old Telecom Italia. The Merger differences (excess of the carrying value of the equity investment in Old Telecom Italia over the net equity of Old Telecom Italia and the exchange surplus arising from the application of the mechanism for the redistribution of the shares described above) were accounted for as follows:

i)

excess of the carrying value of the equity investment over the net equity, equal to a total of €4,801 million (net of €240 million accumulated amortization) was recorded in goodwill since it represented

Financial Statements	Notes To Consolidated Financial Statements

the goodwill paid for the acquisition of an additional stake in a company already consolidated. This difference is amortized over 20 years;

ii)

exchange surplus arising from the redistribution of the shares described above: the Merger gave rise to an increase in Telecom Italia interest in shareholders’ equity of €3,424 million with a reduction, of the same amount, in minority interest.

As Old Telecom Italia was fully consolidated in the year 2002 which is included in these financial statements, the financial data for the year 2003 is comparable to the financial data for the previous year.

SIGNIFICANT CHANGES IN THE COMPOSITION OF THE GROUP

The significant changes in the composition of the Group in 2004, 2003 and 2002 are as follows:

YEAR 2004

Group Companies

•

With regard to the numerous disputes pending between TIM International and the other shareholders in Digitel in relation to the absorption of the loss for the year 2002, a settlement agreement was reached in April 2004 wherein TIM International agreed to purchase the holdings of all the other shareholders (corresponding to 32.88% of Digitel’s share capital).

According to the agreement, executed on July 1, 2004, TIM International purchased 1,480,562 shares held by the minority shareholders of the Venezuelan company for U.S.$109.6 million. The closing took place after satisfaction of the contractual conditions put into place to protect TIM International and Digitel. As of July 1, 2004, TIM, through TIM International, held 100% of the shares of the Venezuelan mobile operator.

In November 2004, a memorandum of understanding was signed with CANTV (Compañia Anónima Nacional Teléfonos de Venezuela) for the sale of 100% of the share capital of the company.

The total value of the transaction is equal to U.S.$450 million, from which the net financial position will be deducted when the transaction is closed.

Closing of the transaction was subject to the execution of final agreements and obtaining the necessary authorizations from the applicable Venezuelan authorities.

•

In June 2004, an agreement was reached to settle the dispute concerning the framework agreement signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media S.p.A.) and its subsidiaries and the companies in the De Agostini group, regarding, among other things, the purchase of the remaining 40% of Finanziaria Web (which already held a 66% stake in Matrix, owner of the Virgilio portal of Telecom Italia Media).

Based on the agreement reached in 2004, De Agostini Invest transferred its remaining investment in Finanziaria Web to Telecom Italia Media for consideration of €287 million, in lieu of the original price of €700 million. In addition to this amount, €38 million was paid to reimburse De Agostini Invest for expenses sustained to cover losses and recapitalize Finanziaria Web since July 2001.

The agreement led to an immediate increase of €325 million in Telecom Italia Media’s indebtedness. Telecom Italia, in accordance with the commitment undertaken in 2003 when control was relinquished in Nuova Seat Pagine Gialle (the beneficiary company of the partial spin-off of Seat Pagine Gialle S.p.A., now Telecom Italia Media) to ensure that Telecom Italia Media would have the resources necessary to meet its liabilities and commitments existing at the date the spin-off took effect, made a loan of €280 million to the company on June 28, 2004 at market rates.

Two additional transactions were entered into by Telecom Italia Media that are related to this transaction in order to improve its financial position:

•

sale of the investment in Finanziaria Web purchased from De Agostini Invest, carried out on July 9, 2004, to Vertico (at that time a wholly-owned subsidiary of Telecom Italia, and subsequently merged into ISM S.r.l. and an owner of 33.3% of Matrix share capital) for a price of €42.6 million.

Financial Statements	Notes To Consolidated Financial Statements

This sale has allowed Telecom Italia Media to reduce its financial exposure with Telecom Italia while maintaining control over Matrix and to consolidate its existing cooperation with Telecom Italia in Internet activities;

•	share capital increase against payment with option rights for a total amount (including additional paid-in capital) of €120 million approved by the Extraordinary Shareholders’ Meeting on September 10, 2004 and entirely subscribed to during the rights offer period (October 11 – 29, 2004) and during the offer period on the stock market for the remaining unopted rights (November 8 – 12, 2004).

Telecom Italia subscribed to its share of the capital increase of 352,692,582 new ordinary shares, for approximately €74 million, equal to 62.50% of all ordinary shares offered, and 30,239 new savings shares, for approximately €0.5 million, equal to 0.32% of all savings shares offered.

The impact for the Telecom Italia Group as a result of this transaction was a consolidated net loss of €116 million.

•	On July 15, 2004, after approval by the Antitrust Authority, IT Telecom S.p.A., at the time 100%-controlled by Telecom Italia and subsequently merged into Telecom Italia, sold to Value Partners S.p.A for €43 million its 69.8% stake held in Webegg S.p.A.. The remaining 30.2% interest is held by Finsiel. The transaction calls for Finsiel to retain its investment in Webegg and reciprocal sale and purchase options will be recognized between Finsiel and Value Partners.

•	On July 19, 2004, the Boards of Directors of Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., both controlled by TIM Brasil, approved the plan for the merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A..

On August 19, and August 30, 2004, Tele Nordeste Celular Participações and Tele Celular Sul Participações, respectively, held their Extraordinary General Shareholders’ Meetings which approved the merger. At the same time, Tele Celular Sul Participações changed its company name to TIM Participações S.A..

On October 4, 2004, the withdrawal rights granted to minority shareholders expired. In all, 15 shareholders exercised that right for a total of 158,567 ordinary shares equal to 0.0001%. At the conclusion of this transaction, TIM, through TIM Brasil, holds 23.73% of the capital of TIM Participações S.A..

Investments in Affiliated Companies

•	On February 19, 2004, the merger of Is TIM and Aycell was finalized. The transaction was effected by contributing the assets and liabilities of Is TIM and Aycell to TT&TIM (now owned 40% by TIM International, 40% by Turk Telekom and 20% by the Is Bank group). As of October 5, 2004 TT&TIM was renamed Avea I.H.A.S..

•	On September 28, 2004, Telecom Italia sold its 19.9% interest in Sky Italia to the NewsCorp group for €88 million. The transaction gave rise to a gain of €31.4 million, offsetting the effects of the write-downs made during the first half of 2004 so that the transaction had almost no economic impact on Telecom Italia’s financial statements for the year 2004.

•	On December 21, 2004, Mirror International Holding S.a.r.l. bought back the 30% of its capital held by Telecom Italia for €73 million and repaid a loan of €2 million. The transaction gave rise to a total gain on consolidation of €85 million, represented for €24 million by the sale of the remaining interest and for €61 million by the release of previously deferred gains related to the sale of satellite interests. In 2001, the Group had deferred this gain related to the initial disposal of 70% of the investment in Mirror International Holding S.a.r.l., to which the Groups’ investments in satellite consortium had previously been transferred, due to on-going involvement with the investment.

Other Investments

•	On January 21, 2004, Telecom Italia International N.V. signed a Private Placement agreement under which it sold, on January 27, 2004, its entire remaining 14.78% investment in the share capital of Telekom Austria for a total net value of €768 million. A net gain of €62 million was realized on disposal.

•	During the period June-August 2004, Telecom Italia S.p.A. sold all 812,086 shares held in Pirelli & C. Real Estate S.p.A. for total cash proceeds of €24 million.

Financial Statements	Notes To Consolidated Financial Statements

YEAR 2003

Group Companies

•	In January 2003, the procedures were completed for the purchase of 12 property units (totaling about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under lease contracts (the “Dedalo project”). The deal involved a total payment of approximately €369 million for the entire Telecom Italia Group.

Following a binding offer by the “Beny Steinmetz” Group through its subsidiary “Five Mounts Property” (FMP), on June 20, 2003, Telecom Italia formalized an agreement with “Lastra Holding B.V.” (FMP Group) for the sale of the majority of the above mentioned property units, for approximately €355 million; Telecom Italia moreover signed lease agreements on the same units to guarantee their utilization. On June 30, 2003, all property units subject to the binding offer were concentrated into a vehicle company, “FMP Italy 1 S.r.l.”, 100% owned by Telecom Italia. On July 21, 2003, the entire “FMP Italy 1 s.r.l.” stake was sold by Telecom Italia to “Lastra Holding B.V.” for €45,000.

•	On April 1, 2003, the Board of Directors of SEAT, a controlled subsidiary of Telecom Italia, approved the proposed proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the name of “Seat Pagine Gialle S.p.A.”. Effective as of August 1, 2003, the name of the remaining part of SEAT still controlled by Telecom Italia was changed to “Telecom Italia Media S.p.A.”. The spin-off plan was approved by SEAT shareholders in an extraordinary meeting held on May 9, 2003. The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

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

In accordance with the agreements relating to the sale of Telecom Italia’s stake in New SEAT, Telecom Italia agreed to provide to Telecom Italia Media, on an ongoing basis, the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The commitment provides for Telecom Italia Media to have funds sufficient to meet such liabilities and indemnifies New SEAT from potential liabilities to any creditors of Telecom Italia Media deriving from New SEAT’s statutory joint liability for such obligations.

•	In September 2003, the acquisition of 100% of the stake in HanseNet Telekommunikation GmbH (“HanseNet”), a broadband operator in the Hamburg, Germany area, from e.Biscom was finalized by Telecom Italia for a total investment of €243 million.

Investments in Affiliated Companies

•	On February 20, 2003, Telecom Italia International N.V. executed a Share Purchase Agreement (“SPA”), for the sale of its entire ownership in Telekom Srbija, corresponding to 29% of the Telekom Srbija’s share capital for a total consideration of €195 million. The payment of the first tranche of €120 million was completed in June 2003 and the closing occurred on July 7, 2003. The shares, however, remain deposited in an escrow account until full payment of the remaining €75 million is received, which constitutes the second tranche of the transaction.

YEAR 2002

Group Companies

•	On July 31, 2002, Finsiel disposed of its 100% stake in Sogei to the Ministry of Economy and Finance.

•	In August 2002, TIM International N.V., a subsidiary of TIM, purchased from the Verizon Europe Holding II group, a 17.45% stake in the share capital of Stet Hellas (now TIM Hellas), in which it already owned a 63.95% interest, for a price of €108 million.

Financial Statements	Notes To Consolidated Financial Statements

•	On August 26, 2002, the Group completed, with the Louis Dreyfus Communication Networks Group (LDCom), the sale of the Telecom Italia Group’s investment in 9Télécom and the concurrent purchase of approximately 7% of LDCom by the Telecom Italia Group. The net impact on the Telecom Italia Group’s results was a loss of €104 million. LDCom was part of the Louis Dreyfus Group, a leading French holding company with international operations in telecommunications, energy, oil, maritime and agricultural commodities trading.

•	On October 7, 2002, TIM finalized the preliminary contract signed on August 7, 2002 with the Blu S.p.A. shareholders for the purchase of 100% of the company, subsequently merged with TIM S.p.A.. The deed of merger was registered on December 18, 2002; on the same date the definitive price of €83 million was established. The merger became effective on December 23, 2002.

•	On October 29, 2002, the transaction envisaged by the framework agreement between Pirelli, the Group and the Morgan Stanley Real Estate Funds was finalized, allowing the integration of certain of the real estate properties of the companies involved, as well as the entities that provide real estate services to the same companies or to their subsidiaries. Under the framework agreement the Group transferred assets to Tiglio I and Tiglio II in various corporate forms. The market value of these assets was €1,585 million, of which €50 million was related to Seat Pagine Gialle, approximately €1,310 million to real estate from Old Telecom Italia and approximately €225 million for Olivetti. The transaction had a positive net impact on the consolidated statement of operations of approximately €121 million for the Group.

•	In November 2002, the Group finalized the agreement that was initially signed on August 2, 2002 with Finmeccanica for the sale of Telespazio (the satellite service provider of the Group) with a net gain for the Group of €14 million.

•	On November 22, 2002, Old Telecom Italia disposed of its 45% stake in IMMSI to Omniapartecipazioni S.p.A. for a consideration of €69 million.

Investments in Affiliated Companies

•	In February 2002, Olivetti and Finsiel S.p.A. accepted the tender offer from Tyche S.p.A. (De Agostini group), for their 34% investment in Lottomatica S.p.A.. Total proceeds were €391 million, which contributed a €105 million gain to the consolidated net result of the Telecom Italia Group.

•	In March 2002, the Group disposed of its 19.61% stake held by TIM International in BDT (Bouygues Decaux Telecom), parent company of the French operator Bouygues Telecom, generating proceeds of €750 million, which contributed a €104 million gain to the consolidated net result of the Telecom Italia Group.

•	On June 28, 2002, TIM International N.V. disposed of its entire 25% stake in the Mobilkom Austria group to Telekom Austria (a company 14.78% owned by Telecom Italia International as of December 31, 2002), generating proceeds of €756 million, which contributed a €25 million gain to the consolidated net result of the Telecom Italia Group.

•	On August 1, 2002, the Group concluded the sale of Auna to Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire 26.89% interest held by the Telecom Italia Group resulted in proceeds of €1,998 million and contributed €402 million to the consolidated net result of the Telecom Italia Group.

•	On August 1, 2002, the Group sold the 40% interest held in Telemaco Immobiliare to Mirtus, an indirect subsidiary of the American real estate fund Whitehall promoted by the Goldman Sachs group, for net proceeds of €192 million. The net gain realized by the Telecom Italia Group was €25 million.

•	In November 2002, Telecom Italia International N.V. closed the private placement of 75 million Telekom Austria A.G. shares. The placement price was set at €7.45 per share, generating gross proceeds of €559 million and a net loss of €53 million. After this transaction, Telecom Italia Group’s stake in Telekom Austria decreased from 29.78% to 14.78%.

The following significant operations were consolidated in the statement of operations during their year of disposal, as follows:

•	during the fiscal year 2003, New SEAT was consolidated in the statement of operations for the period from January 1, 2003 to July 31, 2003 while for the fiscal year 2004 it was not consolidated;

Financial Statements	Notes To Consolidated Financial Statements

•	during the fiscal year 2002, the following have been consolidated in the statement of operations: the 9Télécom group for the period from January 1, 2002 to June 30, 2002; the Telespazio group for the period from January 1, 2002 to September 30, 2002 and the company Sogei for the period from January 1, 2002 to June 30, 2002.

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

Moreover, the EU Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide for guidelines on market analysis and calculation of “significant market power” and identify 18 markets at retail and wholesale level where such analyses and identification shall be conducted. According to the Code, the Italian National Regulatory Authority will have to conduct a new evaluation of the operators having “significant market power” and propose applicable remedies. The market analyses and the application of the related remedies for each of the eighteen markets are not likely to be completed before the second half of 2005.

Within the authority allowed by EU law, the Code also provides for the following:

•	allows the trading of the rights of use of frequencies among operators, offering the same type of services;

•	excludes from the category of universal service (and its related obligations), the provision of directory information services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which discipline the installation of networks; and

•	redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the National Regulatory Authority the task of conducting market analyses and proposing remedies.

NOTE 3—ACCOUNTING POLICIES

The principal accounting policies applied are as follows:

CONSOLIDATION

The consolidation principles applied by Telecom Italia are as follows:

•	The assets and liabilities of the companies consolidated on a line-by-line basis are included in the consolidated financial statements after eliminating the carrying value of the investments against the related stockholders’ equity.

Financial Statements	Notes To Consolidated Financial Statements

•	Differences arising on elimination of the investments against the fair value of the related stockholders’ equity of the subsidiaries at the date of acquisition are treated as follows:

•	if positive, they are recorded as “goodwill” in intangible assets and amortized on a straight line basis over the estimated period of benefit but not to exceed a period of 20 years; and

•	if negative, they are recorded in stockholders’ equity as “consolidation reserve”, or, when the amount is due to expectations of unfavorable financial results, to “other liabilities (consolidation reserve for future risks and charges)”.

•	All significant intercompany transactions are eliminated, together with the unrealized intercompany profits included in inventory.

•	Unrealized intercompany profits, included in tangible and intangible fixed assets, which arise from intragroup sales of goods and services at market prices, are eliminated along with the related tax effects. Such sales, net of intercompany profits, are reclassified under the heading of capitalized internal construction costs in the accompanying consolidated statements of operations.

•	Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with the current tax legislation in order to obtain tax benefits otherwise not obtainable are eliminated.

•	The minority stockholders’ share of the equity and net income (loss) of consolidated subsidiaries, calculated using financial statements reflecting the Telecom Italia Group’s accounting principles, are classified separately in the consolidated stockholders’ equity and the statement of operations for the year.

•	Joint ventures are recorded using the equity method of accounting.

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

SECURITIES

Debt securities included under current assets are valued at the lower of original cost or net realizable value based on market prices.

Debt securities acquired under “repurchase agreements”, for which the obligation exists to resell them at maturity, are included under current assets at purchase cost. The difference between the sales price and the purchase price is released to the statement of operations on a straight line basis.

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

Financial Statements	Notes To Consolidated Financial Statements

Equity investments included under current assets, consisting mainly of shares of consolidated listed subsidiaries anticipated to be sold, are stated at the lower of cost and realizable value, based on the year-end stock market prices.

Loans secured by the deposit of securities are represented in the financial statements as two functionally related transactions: a loan and a repurchase transaction on the securities with the obligation of the borrower to resell them at maturity. Accordingly, “other current assets” and “short term debt” include, respectively, a receivable and a payable based on the contract.

Other long-term equity investments are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of long-term equity investments is written-down and the impairment in value in excess of the corresponding carrying value is recorded under “reserves and other liabilities—other liabilities (reserve for contract and other risks and charges)”.

Write-downs of investments and securities are reversed if the reason for the write-down no longer exists. The subsequent reversal of write-downs cannot exceed the original carrying value.

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

FOREIGN CURRENCY TRANSACTIONS

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, and any resulting unrealized gains and losses are recorded in the statement of operations as financial income or expense.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the LIFO method for raw materials and finished products; the manufacturing cost for work in progress and semi-finished products and the weighted average method for purchased finished goods. Provisions are made for potential losses on obsolete or slow-moving raw materials, finished products and other inventories, taking into account their expected future use and estimated realizable value. The replacement cost of the LIFO inventory is not substantially different from the carrying value.

TANGIBLE ASSETS

Tangible assets are stated at purchase or construction cost including directly related costs and attributable expenses. The values are periodically adjusted in those jurisdictions where the assets are located that allow or require monetary revaluations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Buildings	3 - 7%
Telecommunication systems and equipment	3 - 33%
Machinery and installations	20 - 33%
Industrial and commercial equipment	15 - 25%
Other tangible assets	6 - 33%

F-15

Financial Statements	Notes To Consolidated Financial Statements

Construction in progress is stated at cost. Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

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

CAPITAL GRANTS

Capital grants provided by the Italian government or other public agencies in connection with investments in tangible assets are recorded in the year the grant is formally approved and, in any event, when the right to their receipt is definite. The grants are not subject to any restriction as to use and may not be reclaimed by the government. Capital grants are included in deferred income and recorded in the statement of operations in connection with the gradual depreciation of the underlying assets.

INTANGIBLE ASSETS

Intangible assets are recorded at cost, and amortized on a straight line basis over the period of expected future benefit as follows:

Licenses, trademarks and similar rights	Contract duration
Goodwill	Years expected to be benefited (not greater than 20 years)
Software	Principally in 3 years
Leasehold improvements	The shorter of the period of future economic benefit or the residual lease period

Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs and for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality and costs pertaining to the preliminary stage of software development are expensed as incurred.

WRITE-DOWN OF LONG-LIVED ASSETS

The Group periodically evaluates its long-lived assets for any permanent impairments in value. Long-lived assets (tangible assets, intangible assets, including goodwill, and equity investments) are written-down when there is a permanent impairment. Except for goodwill, the lower value is not maintained in subsequent financial statements if the underlying assumptions which gave rise to impairment are no longer applicable. The write-down is recognized when the recoverable value of the asset is below the net book value and, in accordance with Article 2426, paragraph 1, item 3 of the Italian Civil Code, the amount of the write-down is the difference between the recoverable value and the net book value.

EMPLOYEE TERMINATION INDEMNITIES

The reserve for employee termination indemnities is determined in accordance with current laws and collective labor agreements. The reserve for termination indemnities shown in the consolidated balance sheets reflects the total amount of the indemnities, net of any advances taken, that each employee of the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

RESERVES FOR RISKS AND CHARGES

Reserves for risks and charges are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Financial Statements	Notes To Consolidated Financial Statements

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to the statement of operations as incurred. In 2002, 2003 and 2004 gross research and development costs charged to the statement of operations (before revenue grants) amounted to €151 million, €148 million and €137 million, respectively.

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

RECOGNITION OF REVENUES AND EXPENSES

Revenues and expenses are recorded on the accrual basis.

Revenues are recorded in the statements of operations as follows:

(i)	for telecommunication services companies (both fixed and mobile providers), revenues and related costs are recognized in the year in which the services are provided. Revenues from telecommunication traffic are reported gross of the amounts charged to other operators and service providers; the amounts due to the other operators are recorded under operating expenses (other external charges).

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

(ii)	for IT software and services and other activities, revenues and related costs are recognized on the basis of the services rendered during the year; and

(iii)	internet and media: revenues consist of internet access fees, subscriber fees (both fixed fee and usage), and advertising revenues. Revenues are recognized as the service is rendered, taking into account the contractual terms. Revenues from the sale of advertising are recognized when the advertising appears on the website or is shown. Revenues for Internet access and related services, mainly subscriptions, are recognized in the period in which the subscription is in effect, using the straight-line method.

Costs related to the production or purchase of programs that are not of recurring benefit (such as variety shows, talk shows, game shows, journalistic and cultural inquiry shows, investigative reporting programs, news, info-entertainment shows and reality shows), including sports and journalistic rights and programs, are charged to the statement of operations when the program is broadcast. In the case of a purchase of rights for an entire sport season, the total cost is allocated prorata over the events that make up the season and charged to the statement of operations at the time of each event. Costs related to rights on movies, made for TV movies, serials, cartoons, film shorts and similar programs purchased for a period of less than 12 months are expensed on the basis of the broadcast schedule.

INCOME TAXES

Current income taxes are computed on the basis of the estimated income tax charge according to the tax laws in force in each country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in “taxes payable”. Any net receivable position is shown in “other current assets”.

Financial Statements	Notes To Consolidated Financial Statements

The Group recognizes deferred income tax assets and liabilities that are determined under the liability method. Deferred income taxes represent the tax effect of temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax rates, and the expected future benefit of net operating loss carry-forward. The tax benefit of tax loss carry-forwards is recorded only when there is a reasonable certainty of realization.

Deferred tax assets and deferred tax liabilities are offset whenever allowed by local tax laws.

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute them. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

During 2004, the consolidated national tax return procedure became applicable in Italy for the first time and Telecom Italia has elected to file a consolidated tax return with certain subsidiaries. For Corporation Income Tax (IRES) purposes, articles 117 to 129 of the new Italian Income Tax Consolidated Text (T.U.I.R.), allow the computation of a single aggregate taxable income/loss based on the sum of the income and/or losses of Telecom Italia and those subsidiaries which have elected to adopt the consolidated tax return procedure and, thus, the calculation of a single income tax balance to be paid, refunded or carried forward, under the control of Telecom Italia. The carryforward of any losses of the fiscal group also rests with Telecom Italia.

The consolidated national tax return procedure makes it possible, from 2004, to recognize losses incurred in the same fiscal year to the extent that they offset income of other consolidated companies, and to compensate on a cash level the individual receivable and payable positions.

ASSETS PURCHASED UNDER FINANCE LEASE CONTRACTS

In accordance with the Italian National Accounting Principle No. 17 (Consolidated Financial Statements), assets under finance lease contracts which have a purchase option at the end of the lease term are recorded as tangible assets and depreciated, from the date of the contract, using rates consistent with those used on similar owned assets. The corresponding liability is allocated between short-term and long-term debt. The interest expense and depreciation expense on the assets acquired under finance lease contracts, for the period, are recorded in the statement of operations.

The provisions of the Italian Civil Code were amended by the Legislative Decree No. 6 dated January 17, 2003 to recognize the requirements of International Accounting Standards and, as a result, the definition of a finance lease has been expanded beyond that of Italian National Accounting Principle No. 17. As a result, in 2004, the Group is required to disclose in the notes to the consolidated financial statements the assets under finance leases (including leasebacks resulting in a finance lease or sale and leaseback) that under Italian accounting principles are accounted for as operating leases because their contracts do not provide for the option to purchase those assets.

MINORITY INTEREST RECORDED AS A CHARGE TO THE GROUP

When the total losses attributable to minority shareholders exceed their interest in the investee’s share capital, such excess will be recorded as a charge to the majority shareholders and, in that case, the minority interest in future earnings will be attributed to the majority interest in earnings, up to the amount necessary to recover the losses previously absorbed by the latter. However, if the minority shareholders have expressly indicated their intention to cover the losses, the losses in excess of the minority interest will be recorded as an asset in the consolidated financial statements.

FINANCIAL DERIVATIVES

Financial derivative contracts are mainly used by the Group to hedge exposure to interest rate and foreign currency exchange risks.

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of operations during the life of the contract in “financial income” or “financial expense” based on the accrual principle. The fair values of the outstanding contracts at year-end are not reflected in the accompanying financial statements.

Financial Statements	Notes To Consolidated Financial Statements

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the spot rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations based on the accrual principle over the life of the contracts in “financial income” or “financial expense” .

Premiums relating to option-type financial instruments are recorded in “payables, trade and other” or “other current assets” and, if exercised, are considered as an incidental charge to the purchase or sale value of the underlying instruments. If the option is not exercised the premium is recorded in the statement of operations under financial income (financial expense). In this manner, the derivative financial instruments are valued consistently with the underlying asset and liability, for each transaction, and any net expense is recognized in the statement of operations. Option-type derivative financial instruments existing at the end of the year are valued at the lower of cost and market value at the balance sheet date.

SECURITIZATION OF ACCOUNTS RECEIVABLE

Upon sale of accounts receivable under securitization transactions, the accounts receivable are removed from the balance sheet. The difference between the carrying value of the receivables sold and the related consideration (including the deferred portion under deferred purchase price) is charged on the accrual basis to the consolidated statement of operations in “other external charges” or in “financial expense”. The deferred purchase price is recorded net of the relative valuation allowance which is booked to financial expense. All expenses to initiate and operate the program are charged to “other external charges”. The notes issued by the securitization vehicle are not included in the consolidated balance sheet of Telecom Italia, as they are considered to be legal obligations of the vehicle (see Note 5).

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Italian GAAP requires the Group to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain items have been combined for presentation purposes in the statement of operations and the balance sheet in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation.

NOTE 4—CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

CASH AND CASH EQUIVALENTS

	As of December 31,
	2003	2004
	(millions of euro)
Bank and postal accounts	4,870	8,558
Cash on hand	7	4
Receivables for securities held under reverse repurchase agreements	60	2

	4,937	8,564

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. Bank and postal accounts increased by €3,688 million, from €4,870 million as of December 31, 2003, to €8,558 million as of December 31, 2004, mainly as a result of the proceeds from bond issuances during the year.

F-19

Financial Statements	Notes To Consolidated Financial Statements

MARKETABLE SECURITIES

	As of December 31,
	2003	2004
	(millions of euro)
Marketable equity securities	878	—
Marketable debt securities	2,719	932

	3,597	932

As of December 31, 2003, marketable equity securities included €170 million of publicly traded equity investments in consolidated subsidiaries purchased for trading (mainly TIM shares) and €708 million related to the investment held in Telekom Austria which was sold in January 2004. These TIM shares have been consolidated in 2004, following the announcement of the cash tender offer for TIM’s shares and the proposed merger of TIM into Telecom Italia.

Marketable debt securities are mainly held by the Group finance companies in connection with trading activities. As of December 31, 2004, marketable debt securities consisted of previously issued Group notes acquired and held in treasury (€163 million), commercial paper (€328 million) and other securities held by Telecom Italia Finance (€431 million) and other companies (€10 million). As of December 31, 2003, they consisted of acquired Group notes (€1,341 million), other securities (€643 million) and commercial papers (€735 million).

Marketable debt securities decreased by €1,787 million mainly as a result of the following:

•

the cancellation of Group notes for a total amount of €850 million. These notes, originally issued by Olivetti Finance N.V.S.A. (a company merged on June 1, 2004 into Telecom Italia Finance S.A.) related to: i) €650 million of notes maturing in July 2004; and ii) €200 million of floating rate notes maturing in February 2005; and

•	the disposal of certain marketable debt securities and commercial papers.

NOTE 5—RECEIVABLES

	As of December 31,
	2003	2004
	(millions of euro)
Trade	7,639	7,202
Reserve for bad debt	(790)	(789)

	6,849	6,413
Affiliated and other companies	236	234

	7,085	6,647

Gross trade accounts receivable generally consist of receivables for telecommunications services. Receivables are adjusted to estimated realizable value through write-downs which mainly relate to the telecommunications companies. Trade accounts receivable are primarly held by Telecom Italia (€3,468 million and €4,021 million as of December 31, 2004 and 2003, respectively) and TIM (€1,236 million and €1,437 million as of December 31, 2004 and 2003, respectively).

As of December 31, 2004, trade accounts receivables also included €1,151 million of receivables from other telecommunications operators (€1,169 as of December 31, 2003).

In 2004, the Group sold trade accounts receivable under non-recourse factoring arrangements in the amount of €4,346 million (€3,873 million in the year 2003), of which €1,175 million was not yet due (€665 million at December 31, 2003).

Since 2001, Telecom Italia has participated in a program (the “Program”) for the securitization of receivables by sale to a non-consolidated special purpose vehicle established for the Program which operates in accordance with

Financial Statements	Notes To Consolidated Financial Statements

Law No. 130/1999. The Program allows for the possibility of successive issues of notes, all with the same rights and risk profile, up to a total maximum amount of €2 billion. This Program has continued through 2004.

The Program, regulated by the aforementioned law, allows the transfer of trade receivables, on a non-recourse basis, between Telecom Italia and certain subsidiaries (assignors) and the vehicle (assignee). The cash flows from the trade accounts receivable covered by the Program constitute the funds that the securitization vehicle uses to pay the interest and the principal to the noteholders. Within the framework of the vehicle’s disbursement plans and the time frame for the collection of the receivables, the sums received are also used to purchase new receivables generated by the normal operating activities of the assignors.

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

The notes backed by the securitization of receivables of €700 million have the following characteristics:

•	Series 2003-1, Class A3: €450 million variable rate notes denominated in euro with a maturity of approximately 5 years (maturing July 25, 2006) with a margin of 34 basis points over the 3-month Euribor.

•	Series 2004-1, Class A1: €250 million variable rate notes denominated in euro with a margin of 12 basis points over the 3-month Euribor, maturing July 25, 2006.

At issuance these notes were rated by Fitch, Moody’s and Standard & Poor’s at AAA/Aaa/AAA, respectively. The high ratings reflect the quality and diversification of the underlying receivable portfolio, the element of over collateralization represented by the dynamic credit enhancement, the legal structure of the transaction and other qualifying aspects of the program.

In 2004, the total amount of the trade accounts receivable sold under the securitization transactions was €8.8 billion (€8.9 billion in 2003) and solely referred to receivables from residential and small business customers of Telecom Italia. As of December 31, 2004, the receivables sold and not yet collected amounted to €809 million (€874 million as of December 31, 2003), of which €773 million (€762 million as of December 31, 2003) were not yet due.

The securitization and the factoring arrangements led to a reduction in consolidated net financial debt (defined as long-term debt and short-term debt less cash and cash equivalents, marketable debt securities and financial receivables) as of December 31, 2004 of €1,824 million (€1,201 million as of December 31, 2003), of which €786 million (€851 million as of December 31, 2003) was due to the securitization Program.

Under the securitization Program, the vehicle can invest the temporary excess liquidity from the Program by lending the excess cash to Telecom Italia. As of December 31, 2004, the balance of such loans to the Telecom Italia Group totaled €212 million (€232 million as of December 31, 2003). The Telecom Italia Group has recorded these amounts as financial payables included under “short term debt” in the accompanying consolidated balance sheet.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 6—INVENTORIES

	As of December 31,
	2003	2004
	(millions of euro)
Raw materials and supplies	24	12
Purchased finished goods	267	309
Work in progress and semi-finished products	127	113
Finished products	7	1
Advances to suppliers	1	—

	426	435

As of December 31, 2004, inventories included €256 million (€203 million as of December 31, 2003) held by companies providing telecommunications services, €50 million (€83 million as of December 31, 2003) by companies providing information technology services, €81 million by the Olivetti Tecnost group (€91 million as of December 31, 2003) and €48 million by other minor subsidiaries (€49 million as of December 31, 2003).

The increase in purchased finished goods was mainly attributable to Telecom Italia for €48 million, as a result of the increasing needs arising from the sales of the Aladino cordless phone and videophones.

NOTE 7—OTHER CURRENT ASSETS

	As of December 31,
	2003	2004
	(millions of euro)
Financial receivables	796	375
Cash receipts in transit	91	81
Tax receivables	1,584	770
Deferred tax assets	1,841	1,931
Accrued income	495	431
Prepaid expenses	303	305
Other	1,274	1,509

	6,384	5,402

At December 31, 2004, financial receivables relate mainly to the deferred purchase price due from the securitization vehicle of €338 million (€370 million as of December 31, 2003). The decrease of €421 million is principally a result of the cancellation of the bond lending agreement (€300 million) for which a short-term liability was also recognized for an equal amount.

The €814 million decrease in tax receivables was principally due to the sale of IRPEG tax credits to TIM to be offset with the 2004 Corporation Income Tax (IRES) advance (€868 million).

Total deferred tax assets (including those under Other assets and described in Note 10) decreased from €5,013 million at December 31, 2003 to €3,706 million at December 31, 2004. Such reduction is essentially due to the realization of deferred tax assets in respect of investment write-downs, tax loss carryforwards and reserves for risks and charges.

Net deferred tax assets are detailed by component under Note 24 below.

Other current assets include receivables due from the Italian government and other public institutions, advances to personnel and receivables related to the sale of accounts receivable (due from commercial counterparties) through “factoring without recourse” operations with a “maturity clause” (€320 million at December 31, 2004, €412 million at December 31, 2003).

Financial Statements	Notes To Consolidated Financial Statements

The increase in Other current assets in 2004 relates largely to the receivable from the tax authorities of €621 million. The receivable was recorded when the Administrative Court (TAR) of Lazio cancelled the Ministerial Decree that originally implemented the TLC license fee.

NOTE 8—TANGIBLE ASSETS, NET

Tangible asset balances, net of accumulated depreciation and write-downs, are detailed as follows:

	As of December 31, 2004							As of December 31, 2003
	Owned assets			Leased assets				Total Net Book Value
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value	Total Net Book Value
	(millions of euro)
Land and buildings	3,145	1,519	1,626	161	28	133	1,759	1,814
Telecommunications systems and equipment, machinery and installations	59,574	45,369	14,205	17	16	1	14,206	14,302
Industrial and commercial equipment	733	671	62	—	—	—	62	46
Other	3,210	2,515	695	48	25	23	718	597
Construction in progress and advances to suppliers	972	—	972	—	—	—	972	1,565

Total	67,634	50,074	17,560	226	69	157	17,717	18,324

Tangible assets, net decreased by €607 million compared to December 31, 2003, mainly as a result of the balance between investments and depreciation for the year 2004 and the effect of exchange rate fluctuations.

An analysis of movements in tangible assets for each of the years is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Balance, at the beginning of the year	19,449	18,324
Investments in tangible assets	3,111	3,320
Disposals and contributions in kind	(404)	(64)
Depreciation(1)	(3,670)	(3,530)
Changes in consolidation area	(197)	(39)
Translation adjustments and other	35	(294)

Balance, at the end of the year	18,324	17,717

(1)	A breakdown of depreciation for the years ended December 31, 2003 and 2004 is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Buildings	121	109
Telecommunications systems and equipment, machinery and installations	3,255	3,142
Industrial and commercial equipment	31	28
Other	263	251

	3,670	3,530

Financial Statements	Notes To Consolidated Financial Statements

A detail of investments in tangible assets by segment is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Wireline	1,497	1,299
Mobile	1,244	1,621
South America	116	145
Internet and Media	32	27
IT Market	13	18
IT Group	106	73
Olivetti Tecnost	14	14
Other activities and intercompany eliminations	89	123

	3,111	3,320

A detail of investments in tangible assets by geographical area is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Italy	2,288	2,165
Rest of Europe	176	270
North America	3	5
Central and South America	643	879
Australia, Africa and Asia	1	1

	3,111	3,320

ASSETS PURCHASED UNDER FINANCE LEASE CONTRACTS

Finance leases are recorded in the consolidated financial statements of the Telecom Italia Group in accordance with the finance method, as recommended by Italian National Accounting Principle No. 17.

Recent changes to the Italian Civil Code amended the definition of a finance lease extending the factors to consider in determining the classification of a transaction as a finance lease beyond those set forth in national practice which considers the existence of an option to purchase at the end of the contract to be a determining element.

The new provisions of the Italian Civil Code require disclosure of the assets under leases (including leasebacks resulting in a finance lease or sale and leasebacks) that under Italian GAAP are accounted for as operating leases because their contracts did not provide for the option to purchase those assets and which would qualify as finance leases under the new principles.

Financial Statements	Notes To Consolidated Financial Statements

Had these contracts been accounted for using the finance method recommended by the new provisions of the Italian Civil Code, the pro forma increase of assets (cost and depreciation) and liabilities and reduction in net equity which would be recorded in the balance sheet as of December 31, 2004, are described in the following table:

Effect on shareholders’ equity

(millions of euro)
a) Assets under outstanding contracts:
• assets under finance lease contracts at December 31, 2003, net of write-downs of €26 million and accumulated depreciation of €199 million	1,421
• assets under new finance lease contracts in 2004	36
• depreciation charge in 2004	(114)

Assets under finance lease contracts at December 31, 2004, net of write-downs of €26 million and accumulated depreciation of €313 million	1,343

b) Assets purchased in 2004 following the exercise of the purchase option	—

c) Liabilities:
• implicit obligations for finance lease transactions at December 31, 2003 (of which €69 million due within one year, €264 million due between two and five years and €1,377 million due beyond five years)	1,710
• implicit obligations arising in 2004	38
• repayment of principal amount and assets purchased in 2004	(76)

Implicit obligations for finance lease transactions at December 31, 2004 (of which €84 million due not later than one year, €276 million due later than one year and not later than five years and €1,312 million due later than five years)	1,672

d) Total gross effect on the consolidated shareholders’ equity at December 31, 2004 (a+b-c)	(329)
e) Tax effect	84

f) Pro-forma net effect on shareholders’ equity at December 31, 2004, from the adoption of the finance lease method (d-e)	(245)

Had these contracts been accounted for using the finance lease method, in accordance with the new provisions of the Italian Civil Code, the pro forma adjustments which would have been recorded in the statement of operations for the year ended December 31, 2004, are described in the following table:

Effect on the statement of operations

(millions of euro)
Reversal of installments on finance lease transactions	219
Recognition of financial expenses on finance lease transactions	(143)
Recognition of:
• depreciation charges:
• on outstanding contracts	(115)

Effect on income before taxes	(39)
Tax effect	14

Net effect on the statement of operations from the adoption of the finance lease method	(25)

ASSETS SOLD UNDER FINANCE LEASE CONTRACTS

The Telecom Italia Group provides equipment to customers under lease or full service agreements and such equipment is generally subject to lease financing. In accordance with standard Italian practice, these contractas

Financial Statements	Notes To Consolidated Financial Statements

have been considered operating leases in that they do not provide for the option to purchase those assets. However, such contracts present the conditions provided by IAS 17 and the Italian Civil Code (as amended by Legislative Decree No. 6 dated January 17, 2003 and subsequent amendments and integrations) for the classification of the transactions as finance leases.

The adoption of the finance method for the recording of these contracts would have resulted in the recording of financial receivables from the customers (lessees) and the recording of financial payables to the parties arranging the leaseback under a finance lease (lessors).

The entries in the statement of operations for these transactions would relate to the deferral of the gain for the sale and lease back transactios over the lease terms (through deferred income) and the reversal of the income from the lessee (lease payments) and the lease expenses to the lessor, as well as the recording of interest income from the lessee on the principal related to the assets sold under finance leases, and interest expense to the lessor for the leaseback arrangement under finance leases.

In consideration of the type of contracts signed and of the alignment of the values of the related assets and liabilities to which they refer, the adoption of the finance method would have essentially resulted in a matching of the positive and negative effects recorded in the statement of operations with respect to these contracts with, consequently, a neutral impact on the value of shareholders’ equity at year end.

Had the finance lease accounting treatment been applied, the pro forma effects on the shareholders’ equity as of December 31, 2004, can be summarized as follows:

Effect on shareholders’ equity

(millions of euro)
a) Liabilities:
• implicit obligations for finance lease transactions at December 31, 2003 (of which €7 million due not later than one year, €12 million due later than one year and not later than five year)	20
• implicit obligations arising in 2004	13
• repayment of principal and assets purchased in 2004 following the exercise of the purchase options	(8)

Implicit obligations for finance lease transactions at December 31, 2004 (of which €9 million due not later than one year, €16 million due later than one year and not later than five year)	25

b) Deferred income and release of the reserves for risk and charges	1

Assets:
c) Recognition of implicit receivables, represented by:
• implicit receivables for finance lease transactions at December 31, 2003	18
• implicit receivables arising in 2004	14
• receipt of principal amount	(8)

Implicit receivables for finance lease transactions at December 31, 2004	24

d) Total gross effect on shareholders’ equity at December 31, 2004 (b+c-a)	—
e) Tax effect	—

f) Net effect on the shareholders’ equity at December 31, 2004, from the adoption of the finance lease method (d-e)	—

Financial Statements	Notes To Consolidated Financial Statements

The pro forma net effects of the finance lease accounting treatment in the statement of operations for the year ended December 31, 2004, are described in the following table:

Effect on the statement of operations

(millions of euro)
Reversal of:
• depreciation charge for the year of assets sold under finance lease contracts	—
• lease income on finance lease payments recognized during the year	(9)
• lease expense for lease payments on finance lease contracts	9
Recognition of interest income, for implicit interest	1
Recognition of interest expenses on finance lease transactions	(1)
Write-downs of receivables recognized under finance lease contracts and subsequent reversals	—

Effect on income before taxes	—
Tax effect	—

Effect on net income for the year from the adoption of the finance lease	—

NOTE 9—INTANGIBLE ASSETS

	As of December 31,
	2003	2004
	(millions of euro)
Licenses, trademarks and similar rights	3,761	3,509
Goodwill	27,145	25,641
Software and other rights	1,850	2,548
Leasehold improvements	166	305
Work in progress and advances	742	751
Other	189	120

	33,853	32,874

•	Licenses, trademarks and similar rights decreased by €252 million compared to December 31, 2003. Licenses, trademarks and similar rights are primarily attributable to the Mobile Business Unit (€3,201 million and €3,413 million as of December 31, 2004 and 2003, respectively), mainly representing the unamortized cost of UMTS and PCS licenses and Indefeasible Rights of Use (IRU) that have been granted to the Group and capitalized.

•	Goodwill decreased by €1,504 million compared to December 31, 2003 mainly due to amortization (€1,558 million) and write-downs (€460 million, of which €282 million relating to Finanziaria Web, €162 million to Entel Chile and €16 million to other). These reductions were partially offset by the increase of goodwill resulting from the acquisition of the minority interests in Finanziaria Web (€324 million) and Digitel (€95 million), and the consolidation of TIM shares previously classified as current assets (marketable securities) which resulted in the recording of an additional goodwill of €178 million, as a result of the announcement of the cash tender offer and proposed merger of TIM into Telecom Italia.

As of December 31, 2004, the residual amount of goodwill is detailed as follows:

(millions of euro)
Old Telecom Italia	23,537
TIM	806
Telecom Italia Media	456
Entel Chile	282
Holding Media e Comunicazione	121
Corporacion Digitel	141
Other companies	298

25,641

Financial Statements	Notes To Consolidated Financial Statements

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects mainly for internal use.

Changes in intangible assets during the years 2003 and 2004 are as follows:

	2003	2004
	(millions of euro)
Balance, at the beginning of the year	34,412	33,853
Goodwill	5,096	430
Other additions	1,783	2,015
Amortization	(3,109)	(3,116)
Write-downs	(1,022)	(540)
Disposals, translation adjustments and other	(3,307)	232

Balance, at the end of the year	33,853	32,874

In 2004 and 2003, other additions mainly related to capitalization of costs for telecommunications software.

The write-downs made in 2004 are substantially related to goodwill already detailed above. In 2003, write-downs were principally attributable to TI Media (€348 million), Entel Chile (€195 million) and Corporacion Digitel (€132 million) goodwill.

NOTE 10—OTHER ASSETS

	As of December 31,
	2003	2004
	(millions of euro)
Equity investments in:
• Affiliated companies	955	625
• Other companies	506	430
• Advances on future capital contributions	9	9

Total equity investments	1,470	1,064
Treasury stock	393	393
Other securities	12	7
Deferred tax assets	3,172	1,775
Other receivables	848	799

	5,895	4,038

Equity investments in affiliated companies comprise:

	As of December 31,
	2003	2004
	(millions of euro)
Etec S.A.	392	290
Tiglio I	234	153
Tiglio II	78	60
LI.SIT—Lombardia Integrata	49	39
Italtel Holding	35	27
Mirror International Holding	48	—
Netco Redes	24	—
Sky Italia (formerly Stream)	44	—
Other	51	56

	955	625

Financial Statements	Notes To Consolidated Financial Statements

The investment held in Aria—Is TIM was completely written-off in 2002. On February 19, 2004, the merger of Aria—Is TIM and Aycell was finalized with the contribution of the assets and liabilities of Aria—Is TIM and Aycell to TT&TIM (owned 40% by TIM International, 40% by Turk Telekom and 20% by the Is Bank group). As of October 5, 2004 TT&TIM was renamed Avea I.H.A.S.. The transaction was accounted for as a contribution of non-monetary assets to a joint venture and, as a result, at December 31, 2004, the carrying value of the interest in the joint venture has been maintained at the previous carrying value of zero.

Investments in affiliated companies as of December 31, 2004 decreased by €330 million compared to December 31, 2003, as a result of the following:

(millions of euro)
Balance, at the beginning of the year	955
Additions	83
Disposals and equity distributions	(277)
Valuation using equity method(*)	(136)

Balance, at the end of year	625

(*)	Includes the share of earnings or losses for the period, amortization of goodwill, write-downs and adjustments on the translation of foreign currency financial statements.

The investments valued by the equity method include the remaining unamortized portion of goodwill relating to such investments (€89 million, compared to €101 million as of December 31, 2003). As of December 31, 2004, goodwill is mainly associated with Etec S.A. Cuba for €88 million.

Disposals and equity distributions of €277 million mainly relate to the disposal of the equity investment in Sky Italia (formerly Stream) for €99 million, Mirror International Holding (€48 million), Netco Redes (€24 million) and the distribution of reserves from Tiglio I and Tiglio II.

Investments in other companies (€506 million and €430 million, respectively, as of December 31, 2003 and 2004) are comprised of:

	As of
	December 31, 2003	December 31, 2004
	(millions of euro)
Mediobanca	113	113
Solpart Participações	111	95
Neuf Telecom (formerly LDCom)	51	51
Medio Credito Centrale	36	36
Consortium	20	20
Fin. Priv.	15	15
Brasil Telecom	—	14
Euskaltel	27	13
Intelsat	12	13
Sia	11	11
Forthnet	14	10
Cirsa	41	—
Pirelli Real Estate	15	—
Other	40	39

	506	430

The Extraordinary Shareholders’ Meeting of Solpart Participações passed a resolution to reduce share capital partly through a cash reimbursement and partly by the distribution of ordinary and preferred shares of the subsidiary Brasil Telecom Participaçoes S.A.. As a result of this resolution, the Telecom Italia group received 1,319,945,886 ordinary shares and 1,326,370,406 preferred shares of Brasil Telecom.

Financial Statements	Notes To Consolidated Financial Statements

Treasury stock remains unchanged compared to December 31, 2003 and includes 101,208,867 Telecom Italia ordinary shares, of which 1,272,014 are held by the Parent Company and 99,936,853 shares held by Telecom Italia Finance.

As of December 31, 2004, other receivables included amounts due from affiliated companies, the tax credit from the advance payment of tax on the reserve for employee termination indemnities (€55 million), loans to employees (€90 million), loans to third parties (including the receivable from PTT Srbija arising from the disposal of Telekom Srbija for €75 million), guarantee deposits and other long-term receivables (€69 million) and the cost of €49 million for the call options acquired on the share capital of Sofora Telecomunicaciones S.A. (“Sofora”).

NOTE 11—FINANCIAL DEBT

	As of December 31, 2003	As of December 31, 2004
	Total	Denominated in euro	Denominated in Foreign currency	Total
	(million of euro)
Short-term debt(1)	10,613	1,608	419	2,027
Long-term debt	30,852	28,985	7,832	36,817

	41,465	30,593	8,251	38,844

(1)	Including current portion of long-term debt.

As of December 31, 2004, the amount of unutilized bank lines of credit was €20,880 million (€9,110 million as of December 31, 2003) of which €12 billion related to the Term Loan Facility linked to Telecom Italia’s voluntary partial cash tender offer for TIM ordinary shares and the voluntary tender offer for all TIM saving shares. Approximately 99% of these lines of credit is denominated in Euro with various interest rates.

Financial debt denominated in foreign currency as of December 31 of each year is as follows:

	2003	2004	2003	2004
	(millions of foreign currency)		(millions of euro)
U.S.$	4,952	8,545	3,921	6,273
GBP	56	850	79	1,206
BRL (Brazil)	675	543	185	150
CLP (Chile)	201,266	171,497	269	226
NUEVO SOL (Perù)	101	106	23	24
YEN	37,139	40,244	275	288

Other			183	84

			4,935	8,251

A grouping of the financial debt by interest rates is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Up to 2.5%	9,241	3,694
From 2.5% to 5%	17,745	13,171
From 5% to 7.5%	11,810	20,640
From 7.5% to 10%	1,371	1,245
Over 10%	613	94

	40,780	38,844
Non-interest bearing	685	—

	41,465	38,844

Financial Statements	Notes To Consolidated Financial Statements

Financial debt as of December 31, 2004 classified by maturity is as follows (in millions of euro):

	Long-term debt	Short-term debt	Total
2005 (current portion of long-term debt)	1,364	663	2,027
2006	6,706	—	6,706
2007	4,953	—	4,953
2008	2,654	—	2,654
2009	4,007	—	4,007
Beyond 2009	18,497	—	18,497

	38,181	663	38,844

Long-term debt includes notes issued by the Group in order to reduce its dependence on short-term debt, lengthen the average life of its financial debt and diversify its investor base.

The Group has a number of debt facilities available which can be summarized as follows:

•	the Euro Medium Term Note Program (“EMTN Program”), as updated and amended on June 8, 2001 and May 14, 2002, which allows for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•	the Global Medium Term Note Program, which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•	the 2003 EMTN Program which allows for issuance of a total amount of €10 billion in debt (or the equivalent in other currencies) at various terms, rates and maturities.

Financial debt consists of the following:

	As of December 31,
	2003	2004
	Total	Long-term debt	Short-term debt(1)	Total
	(millions of euro)
Debt to banks	2,460	1,030	800	1,830
Debt to other financial institutions	1,012	1,305	318	1,623
Convertible and exchangeable notes	7,312	4,789	803	5,592
Notes and bonds	30,053	29,637	3	29,640
Payables to associated companies	42	15	9	24
Suppliers	9	1	3	4
Other	577	40	91	131

	41,465	36,817	2,027	38,844

(1)	Including current portion of long-term debt.

•	Certain bank borrowings are secured by collateral of €99 million mainly related to Maxitel. Furthermore, TIM International has pledged Digitel shares as a guarantee for a credit facility granted to the same company in 2002 and TIM Perù shares as a guarantee for a loan granted by International Finance Corporation (IFC).

•	Debt to other financial institutions, of €1,623 million, increased by €611 million compared to December 31, 2003 and are mainly related to:

•	financial derivative hedging operations made with several institutions on notes and loans issued by the Group (€894 million);

•	short-term borrowings from TI Securitization Vehicle S.r.l. for the excess of liquidity generated by securitization of receivables (€212 million);

•	borrowings from the “Cassa Depositi e Prestiti” (€140 million);

Financial Statements	Notes To Consolidated Financial Statements

•	innovation Technology Fund (€52 million); and

•	a borrowing for €143 million from a Japanese investor, maturing on October 29, 2029, and originally set up in the form of notes. Telecom Italia negotiated a Cross Currency Interest Rate Swap (“CCIRS”) to eliminate the yen/Euro exchange and interest rate risk, after which the liability is equal to €174 million.

•	Convertible and exchangeable notes of €5,592 million, decreased by €1,720 million compared to December 31, 2003 and are detailed as follows:

•	notes 2001-2010 issued by Telecom Italia S.p.A (formerly Olivetti S.p.A.) for a face value of €2,386 million (€2,390 million as of December 31, 2003) convertible into Telecom Italia (originally Olivetti) shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 118.37825% of the issue price, maturing in January 2010. During 2004, the conversion feature had been exercised on 1,292,835 notes and for which 609,625 ordinary shares were issued on January 14, 2005. As of December 31, 2004, those notes resulted in a total liability of €2,825 million (€2,829 million as of December 31, 2003). The annual yield upon maturity is 3.5% and the conversion is at a rate of 0.471553 Telecom Italia shares for each note held;

•	notes 2000-2005 issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.) for €708 million, maturing in November 2005, redeemable in Telecom Italia ordinary shares (with the right of the issuer to pay off the amount due in cash) an annual fixed-rate coupon of 1% and a premium on redemption of 113.40616% of the issue price. The notes, which result in a total liability of €803 million, are convertible into 169,928,259 shares (strike price of approximately €4.1684 per share). The annual yield upon maturity is 3.5% and the conversion will be at a rate of 239.8991704 newly issued Telecom Italia shares for each €1,000 note held; and

•	€2,500 million notes originally issued in March 2001 by Sogerim (merged in 2002 into Telecom Italia Finance S.A.), convertible into shares of TIM or Seat Pagine Gialle (with the right of the issuer to pay off the amount due in cash) with an annual fixed-rate coupon of 1% and a premium on redemption of 117.69% of the issue price, maturing in March 2006. The 2003 spin-off transaction and the subsequent disposal of the equity investment in the beneficiary company, New SEAT, did not result in any changes in the terms of the notes since the terms and conditions contemplated possible dispositions for purposes of settlement. The notes decreased in September 2002 by €536 million due to the purchase of a portion of the notes, which were subsequently cancelled, leaving a balance of €1,964 million at December 31, 2004 and 2003. These notes are convertible into 180,453,860 TIM shares at the strike price of approximately €10.88 or into 707,460,852 Seat Pagine Gialle shares at the strike price of approximately €2.01 and 125,606,848 Telecom Italia Media shares at the strike price of approximately €4.3. The annual yield upon maturity is 4.25% and the redemption will be at a rate of 91.879193537 TIM shares or of 360.2080473 Seat Pagine Gialle shares and of 63.953500 Telecom Italia Media shares for each €1,000 note held.

Original Currency	Amount (million)	Coupon	Convertible into or exchangeable with shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.:
Euro	2,825	1.50%	TI S.p.A.	11/23/01	01/01/10	100
Convertible / exchangeable notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.:
Euro	803	1.00%	TI S.p.A.	11/03/00	11/03/05	100
Euro	1,964	1.00%	TIM / TI Media / Seat Pagine Gialle	03/15/01	03/15/06	100

Total at December 31, 2004	5,592

Financial Statements	Notes To Consolidated Financial Statements

•	Notes and bonds of €29,640 million, decreased by €413 million compared to December 31, 2003 (€30,053 million) and are detailed as follows:

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon		Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%		02/01/02	02/01/07	99.841
Euro	1,000	1,000	Euribor 3 months + 0.33%		01/29/04	10/29/07	99.927
Euro	110	110	Euribor 3 months + 0.60%		04/08/04	03/30/09	100
Euro	750	750	4.500%		01/29/04	01/28/11	99.56
Euro	1,250	1,250	6.250%		02/01/02	02/01/12	98.952
Euro	120	120	Euribor 3 months + 0.66%		11/23/04	11/23/15	100
Euro	1,250	1,250	5.375%		01/29/04	01/29/19	99.07
GBP	850	1,205	6.375%		06/24/04	06/24/19	98.85
Euro	216	216	Euribor 6 months		01/01/02	01/01/22	100

Sub—Total		7,151

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	0.3	0.3	Euribor 3 months + 1.3	% (d)	03/14/02	03/14/05	100
Euro	499.7	499.7	Euribor 3 months + 1.3	% (d)	12/14/04	12/14/06	100
Euro	1,100	1,100	Euribor 3 months + 1.25%		05/29/02	01/03/06	99.456	(1)
Euro	2,745	2,745	6.375	% (a)	04/20/01	04/20/06	99.937
Euro	1,750	1,750	6.500%		04/24/02	04/24/07	100.911	(1)
Euro	1,750	1,750	5.875%		01/24/03	01/24/08	99.937
Euro	1,500	1,500	5.15	% (b)	02/09/99	02/09/09	99.633
Euro	2,350	2,350	6.575	% (c)	07/30/99	07/30/09	98.649	(1)
Euro	2,000	2,000	7.250	% (a)	04/20/01	04/20/11	99.214
Euro	1,000	1,000	7.250%		04/24/02	04/24/12	101.651	(1)
Euro	850	850	6.875%		01/24/03	01/24/13	99.332
JPY	20,000	143	3.550%		04/22/02	05/14/32	99.25
Euro	250	250	7.770%		08/09/02	08/09/32	100.2
Euro	800	800	7.750%		01/24/03	01/24/33	100.191	(1)
CHF	100	65	5.625%		06/12/86	06/12/46	99.000

Sub—Total		16,803

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	734	4.000%		10/29/03	11/15/08	99.953
USD	1,250	918	4.000%		10/06/04	01/15/10	99.732
USD	2,000	1,468	5.250%		10/29/03	11/15/13	99.742
USD	1,250	918	4.950%		10/06/04	09/30/14	99.651
USD	1,000	734	6.375%		10/29/03	11/15/33	99.558
USD	1,000	734	6.000%		10/06/04	09/30/34	99.081

Sub—Total		5,506

Notes and bonds issued by Entel Chile
CLP-UF(2)	136,097	180	From 5.96 to 8.06	% %	From 2000 to 2002	From 2005 to 2023

Sub—Total		180

Total		29,640

•	Note (a), (b), (c) and (d): see the next paragraph “Protection mechanisms of step-up/step-down relating to the coupon of certain notes and bonds due to the changes in the rating”.
(1)	Issue average price for multi-tranche notes and bonds.
(2)	UF = Accounting unit indexed to a basket of currencies.

•	Other, of €131 million, decreased by €446 million compared to December 31, 2003 mainly as a result of the cancellation of the bond lending agreement (€300 million) between Telecom Italia Finance S.A. (formerly Olivetti Finance N.V.) and a financial institution. The amounts also includes €50 million for the residual liabilities of the Mobile Business Unit on the UMTS license acquired in Greece and the GSM license acquired in Brazil.

*    *    *

Financial Statements	Notes To Consolidated Financial Statements

Protection Mechanisms Of Step-Up/Step-Down Relating To The Coupon Of Certain Notes And Bonds Due To The Changes In The Rating

Certain of the notes and bonds issued provide protection to the investors in the event that the Group’s debt ratings are downgraded.

The ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:	BBB+	stable outlook
Moody’s:	Baa2	stable outlook
Fitch IBCA:	A-	negative outlook

A security rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a)    Telecom Italia Finance S.A. Notes:

•	€2,745 million, 6.375% interest, maturing April 2006

•	€2,000 million, 7.25% interest, maturing April 2011

These notes carry protection for investors which is triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds causes an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate notes) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/step-down is only applied when the rating at the end of a coupon period is different from the rating at the end of the previous coupon period.

These notes (the original interests were 6.125% and 7%, respectively) are currently subject to a 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. In the case of both the fixed rate notes, the increase has been applied beginning with the interest period which started in April 2004; consequently, the coupon is 6.375% for the notes due April 2006 and 7.25% for the notes due in April 2011.

(b)    Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009.

These notes carry protection for investors which would be triggered only by a downgrade in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon is fixed; once fixed, changes in the minimum rating during the interest period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, carrying the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.5% will be added to the original coupon;

Financial Statements	Notes To Consolidated Financial Statements

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

(c)    Telecom Italia Finance S.A. Notes: €2,350 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this case the Baa2 rating of Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa1/BBB+, 0.15% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

According to this mechanism, since October 2000 (date of the introduction of the mentioned mechanism) the original coupon increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause decreases/increases in the coupon according to the mechanism described above.

(d)    Telecom Italia Finance S.A. Notes: €500 million, Euribor 3-month plus 1.3% interest, maturing March 2005

These notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) give the noteholders the option to extend the maturity date for successive periods of 21 months up to a total maximum tenor of 10 years (final due date March 14, 2012).

Noteholders of €499.7 million elected to extend the maturity and as a result, on December 14, 2004 Telecom Italia Finance S.A. issued a new bond named “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with a maturity date December 14, 2006.

This new bond has the same characteristics as the previous one, but a new ISIN Code and Common Code.

Financial covenants / other covenants / other features

The notes and bonds summarized above do not contain financial covenants or covenants which would force the notes to be repaid in advance as a result of events other than the insolvency of Telecom Italia Group.

For example, there are no clauses which would cause redemption of the notes due to a downgrade in the ratings below the established thresholds.

Financial Statements	Notes To Consolidated Financial Statements

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or other structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

The notes issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, in the principal amount of U.S.$4,000 million, carried a covenant which obliged Telecom Italia Capital S.A. and Telecom Italia to do an exchange offer registered with the SEC in order to allow investors to exchange the notes originally purchased with notes listed and freely traded notes without restrictions. The exchange offer was completed on October 14, 2004.

The new notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia, for the amount of U.S.$3,500 million, carry a similar covenant which obliges Telecom Italia Capital S.A. and Telecom Italia to make effective an exchange offer registered with the SEC. In case Telecom Italia Capital S.A. should not complete the required exchange offer within October 31, 2005, the coupon would be increased by 0.50% until the exchange offer is completed.

NOTE 12—PAYABLES, TRADE AND OTHER

	As of December 31,
	2003	2004
	(millions of euro)
Advances from customers	141	50
Trade payables	5,848	6,785
Payables to associated companies	146	281
Other taxes payable	592	473
Payables to customers	1,672	1,577
Other	263	366

	8,662	9,532

Trade payables increased by €937 million from December 31, 2003, mainly as a result of the increase in payables relating to the Mobile Business Unit partially offset by the decrease within Telecom Italia as well as the Information Technology Market Business Unit. This item also included €649 million of amounts due to other telecommunications operators.

Payables to associated companies increased by €135 million. This item included payables to Italtel group (€150 million), Siemens Informatica (€61 million) and Shared Service Center (€34 million).

Other taxes payable amounted to €473 million and decreased by €119 million compared to December 31, 2003 mainly as a result of the decrease in the VAT payable. This item includes indirect taxes and withholdings made by the companies as substitute taxpayers.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges, as well as traffic prepaid charges.

Other payables increased from €263 million at December 31, 2003 to €366 million at December 31, 2004 and included payables for the telecommunications license fee totaling €29 million (€24 million as of December 31, 2003).

NOTE 13—OTHER ACCRUED LIABILITIES

As of December 31, 2004, other accrued liabilities amounted to €1,933 million (€2,122 million as of December 31, 2003), consisting of accrued expenses (primarily interest) of €1,378 million (€1,298 million as of December 31,

Financial Statements	Notes To Consolidated Financial Statements

2003) and deferred income of €555 million (€824 million as of December 31, 2003). Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the deferred portion of capital grants received.

NOTE 14—OTHER LIABILITIES

	As of
	December 31, 2003	December 31, 2004
	(millions of euro)
Reserve for taxes	152	235
Reserves for pensions and similar obligations	42	40
Reserve for restructuring costs	184	75
Reserve for risks and charges related to Avea I.H.A.S. (formerly Aria-Is TIM)	572	548
Reserve for contracts and other risks and charges	1,721	1,375
Payable to INPS and other accruals	1,468	1,459

	4,139	3,732

•	As of December 31, 2004, the reserve for taxes included the estimated tax liabilities on positions still to be agreed upon or in dispute. The €83 million increase was principally attributable to Telecom Italia (€49 million).

•	The reserves for pensions and similar obligations, amounting to €40 million (€42 million at December 31, 2003), included the reserve for agents’ leaving indemnities and reserves for potential liabilities related to pension funds set up for the employees of certain foreign subsidiaries.

•	As of December 31, 2004, the reserve for restructuring costs was €75 million, of which €48 million was related to Telecom Italia (€184 million at December 31, 2003, of which €121 million was related to Telecom Italia).

•	As of December 31, 2004, the reserve for risks and charges related to Avea I.H.A.S. (a company resulting from the merger between Is TIM and Aycell) amounted to €548 million (€572 million as of December 31, 2003). This reserve was originally recorded in 2002 for the guarantees provided by the Group to financial institutions on behalf of Is TIM (merged in TT&TIM, now Avea I.H.A.S.).

•	The reserve for contracts and other risks and charges (€1,375 million as of December 31, 2004; €1,721 million as of December 31, 2003) included:

•	reserves, equal to €85 million, for the investments held in Med 1 and Med Ltd, after reaching a preliminary agreement in December 2004 with the minority shareholders of Med SA, Med Ltd and Med 1 to resolve certain conflicting positions with respect to certain put rights of MED SA and Telecom Italia, respectively, on 49% of Med Ltd and Med 1 shares, also to resolve the arbitration proceedings set into motion in Luxembourg by the Fishman group (FTT) aimed at the restitution of the sums paid to the Telecom Italia Group in 2000 for the purchase of 30% of MED SA. The transactions negotiated, which call for the buyback of all the minority shares in Med Ltd and in Med 1, allow Telecom Italia to strengthen its presence in the IP services and wholesale data sector in the eastern Mediterranean area;

•	reserves for contractual risks and other risks of €561 million, mainly in respect of operating activities and including €152 million relating to the sanction levied on Telecom Italia by the Antitrust Authority for the alleged use of a dominant position;

•	reserves recognized by TIM for risks and charges inherent to the regulatory framework (€100 million) and for technological revisions (€5 million);

•	a reserve of €264 million relating to financial expenses for the premium on the redemption of notes issued by Telecom Italia Finance and €26 million for risks on derivative contracts; and

•	a reserve for the losses on investments of €109 million and for extraordinary corporate-related transactions of €225 million.

Financial Statements	Notes To Consolidated Financial Statements

•	Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non current portion of the contributions due to INPS for the remaining balance of the charges estimated pursuant to Law No. 58/1992 (see Note 18), and deferred revenue related to capital grants provided by the government.

•	Pursuant to Law No. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as of February 20, 1992, as well as for all employees transferred from the Public Administration to the former Iritel, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT) which on January 1, 2000 became part of the general Employees Pension Fund. This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the INPS and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests. Subsequently, article 66 of Law No. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made.

In accordance with Italian GAAP, a payable for an amount equivalent to the estimated liability was initially recorded in the Olivetti Group’s consolidated financial statements at the time of the allocation of the excess of the purchase price of the Old Telecom Italia acquisition in June 1999.

The amount of the liability is uncertain since the Group and INPS do not agree on the calculation methods to be used. The matter is being considered by the Courts.

The principal amount of the liability attributable to Telecom Italia (excluding the part relating to the former Iritel employees) as of December 31, 2004 was €718 million (including the part under “payables, trade and other”). The accrued interest for the year 2004 (€66 million) has been recorded under “other income and (expense), net” on the basis of the positions notified by INPS up to December 31, 2004 and its interpretation of the law.

The dispute with INPS concerns the application of the criteria established by the preceding Law No. 29/1979 for those employees (except for employees of the former Iritel) who had already applied for benefits pursuant to this law and still not processed by INPS. The parties have agreed that the differences in interpretation shall be settled through test appeals before the ordinary magistrate, with recourse to the Court of Appeals being waived for a final determination of the law in question. While proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

Furthermore, the consolidated balance sheet at December 31, 2004 includes €472 million (including the part under “payables, trade and other”) of residual payables to INPS relating to the estimate made for the employees of the former State Company for Telephone Services (ASST) by the special Ministry Commission established under Law No. 58/1992 upon the transfer of the assets of the Post and Telecommunications Administration to the former Iritel, and recorded by the latter company in its financial statements at December 31, 1993.

NOTE 15—EMPLOYEE TERMINATION INDEMNITIES

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employees on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

F-38

Financial Statements	Notes To Consolidated Financial Statements

In 2004, the reserve for employee termination indemnities increased by €28 million compared to the end of 2003, as a result of the followings:

(millions of euro)
Balance, at the beginning of the year	1,296
Provision for the year	189
Utilizations:
• indemnities paid	(91)
• advances	(20)
• allocation to pension funds	(29)
Tax on revaluation of employee indemnities and other variations	(21)

Balance, at the end of the year	1,324

Other variations mainly refer to the changes in the scope of consolidation.

NOTE 16—SHARE CAPITAL

As of December 31, 2004, the share capital of Telecom Italia S.p.A. amounted to €8,865 million and consisted of 10,322,001,069 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

As of December 31, 2003, the share capital of Telecom Italia S.p.A. amounted to €8,854 million and consisted of 10,302,243,740 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

The increase in the year 2004 of €10,866 thousand was due to the following changes:

•	conversion of 2,588,322 “Telecom Italia 1.5% 2001 – 2010 convertible bonds with a premium on redemption” for the issue of 1,220,399 new shares for a total par value of €671 thousand; and

•	exercise of 5,615,768 stock options for employees of the company for the issue of 18,536,927 new shares for a total par value of €10,195 thousand.

NOTE 17—ADDITIONAL PAID-IN CAPITAL AND RESERVES, RETAINED EARNINGS AND NET INCOME OF THE YEAR

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital at December 31, 2004 amounted to €120 million, with an increase compared to December 31, 2003 of €32 million due to the following:

•

€2 million for the additional paid-in capital relating to the capital increases subscribed as a result of the conversion of 2,588,322 “Telecom Italia 1.5% 2001 – 2010 convertible bonds with a premium on redemption” for the issue of 1,220,399 new shares for a total par value of €671 thousand; and

•	€30 million for the exercise of 5,615,768 stock options for employees of the company for the issue of 18,536,927 new shares for a total par value of €10,195 thousand.

RESERVES, RETAINED EARNINGS AND NET INCOME OF THE YEAR

	As of December 31,
	2003	2004
	(millions of euro)
Reserves and retained earnings	5,958	5,406
Net income of the year	1,192	781

	7,150	6,187

Reserves, retained earnings and net result of the year decreased by €963 million compared to December 31, 2003. The decrease was mainly due to the payments of 2003 dividends (€1,730 million) partially offset by the net income for the year 2004 (€781 million).

Financial Statements	Notes To Consolidated Financial Statements

Included in reserves and retained earnings are retained earnings of subsidiaries, legal reserves, revaluation reserves and reserves maintained on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions, which could give rise to a tax liability, are not expected to occur.

Legal reserves are not available for the payment of dividends.

NOTE 18—COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

PURCHASE COMMITMENTS

As of December 31, 2004, the Group had purchase commitments totaling €4,366 million (€4,173 million as of December 31, 2003, including the reclassification of future lease obligations of €3,989 million which had previously been included under other memorandum accounts).

In particular, as of December 31, 2004, the purchase commitments included:

•	future lease, obligations ranging between 9 to 21 years on buildings amounting to €4,080 million;

•	orders to suppliers of Telenergia (€134 million) relating to energy supply agreements for the three-year period 2004-2006; and

•

put option (€19 million) given to Finsiel for the sale of the shares (corresponding to a 30.20% stake) held in Value Team (former Webegg S.p.A.), which can be exercised between June 30, 2008 and March 31, 2009.

In December 2004, Telecom Italia reached a preliminary agreement with the minority shareholders of Med SA, Med Ltd and Med 1 to resolve certain conflicting positions with respect to certain put options of MED SA and Telecom Italia, respectively, on 49% of Med Ltd and Med 1 shares, also to resolve the arbitration proceedings set into motion in Luxembourg by the Fishman group (FTT) aimed at the restitution of the sums paid to TII N.V. in 2000 for the purchase of 30% of MED S.A..

The transactions negotiated, which call for the buyback of all the minority shares in Med Ltd and in Med 1, allow Telecom Italia to strengthen its presence in the IP services and “wholesale” data sector in the eastern Mediterranean area. At the same time, the non-strategic assets of certain local Israeli activities managed by the same Med 1 and Med Ltd will be sold to the counterpart. The transaction will be executed in 2005 after approval is received from the competent regulatory authorities and other conditions precedent have been met.

Furthermore, in connection with the TIM Acquisition (for further details please see Note 26), on December 21, 2004, Telecom Italia purchased 25 million call options for the purchase of a maximum of 50 million TIM ordinary shares and 25 million TIM savings shares. The exercise price of the options was set at €5.57 for each TIM ordinary and savings share. Concurrently, Telecom Italia sold, at the same terms and conditions, 25 million put options for the same maximum quantities of TIM savings and ordinary shares.

SALE COMMITMENTS

As of December 31, 2004, the Group has sale commitments totaling €21 million (€24 million as of December 31, 2003).

GUARANTEES

As of December 31, 2004, the Group has given guarantees of €951 million (€1,155 million as of December 31, 2003). The amount of the guarantees provided is presented net of counter-guarantees received amounting to €435 million (€476 million as of December 31, 2003). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which €454 million are on behalf of Avea I.H.A.S.) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

COLLATERAL

As of December 31, 2004, the Group has given collateral of €7 million (€114 million as of December 31, 2003).

Financial Statements	Notes To Consolidated Financial Statements

The reduction is mainly due to the removal of obligations included in the supply contracts signed among Is TIM, Ericsson and Siemens following the execution of the merger of Is TIM in Avea I.H.A.S..

OTHER MEMORANDUM ACCOUNTS

Other memorandum accounts of €108 million (€105 million as of December 31, 2003) referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector and Olivetti Tecnost group.

Furthermore, as of December 31, 2004:

•	in connection with the integration of Is TIM and Aycell, the TIM group has agreed to subscribe to capital increases of up to maximum of U.S.$150 million, by December 31, 2006, and to provide sureties up to a maximum of U.S.$150 million;

•	the consolidated companies of the Group issued patronage letters, that do not constitute guarantees, totaling €165 million chiefly on behalf of affiliated companies to support insurance polices, lines of credit and overdraft arrangements;

•	assets held by third parties on loan, on deposit for safekeeping or for similar purposes amount to €254 million and consist mainly of equipment leased to customers;

•	collateral received amounts to €4 million, mainly for guarantees received by TIM (€2 million) and referring to supply contracts;

•	guarantees received amount to €248 million, mainly for guarantees received by TIM (€199 million) and referring to supply contracts;

•	guarantees provided by others for obligations of Group companies, which consist primarily of sureties to guarantee the proper performance of non-financial contractual obligations, total €1,162 million, of which €839 million relates to Telecom Italia. They also comprise €207 million related to the surety policy issued by Fondiaria Assicurazioni S.p.A. in the interests of Agrisian on behalf of MIPAF—Ministry of Agriculture and Forest Policies; and

•	the value of the shares of employees and shareholders deposited at December 31, 2004 at the companies of the Group amount to approximately €233 million.

LEGAL PROCEEDINGS

The Group is a party to various legal actions. However, in the opinion of the Group’s management, although the outcome of such actions cannot be determined, such matters will not, if determined unfavorably to the Group, materially adversely affect the financial position or the results of operations of the Group, taken as a whole.

On November 19, 2004, the Antitrust Authority notified the closure of its investigation A351, pursuant to which Telecom Italia was fined €152 million for alleged abuse of dominant position. Telecom Italia petitioned the Administrative Court (TAR) of Lazio for annulment of the decision. On February 16, 2005, the Administrative Court issued an order granting Telecom Italia’s request for suspension but only as regards to the imposition of the fine. Subsequently, on February 22, 2005, the decision on the merits of the case was filed, showing that Telecom Italia’s petition had been granted in part. The publication of the reasons for the decision, now pending, will provide additional information regarding the applicability of the fine. In any event, the administrative dispute can be appealed before the State Administrative Court. In 2004 Telecom Italia accrued the full amount of the fine to a specific provision for risk.

On February 23, 2005, the Antitrust Authority decided to open an investigation on TIM, Vodafone Omnitel N.V. and Wind Telecomunicazioni S.p.A. for abuse of both individual and collective dominant position in the market for access to mobile network infrastructures and in the markets for termination on individual mobile networks, as well as for alleged collusive agreements in the access market, in the market for end-user mobile communication services and in commercial offers to business customers. The proceeding, which is to be concluded by April 28, 2006, is still in the initial phase. Accordingly, any evaluation regarding its outcome must be deferred until a later date.

Financial Statements	Notes To Consolidated Financial Statements

Pursuant to a law enacted in 1992, Telecom Italia is required to ensure that all personnel employed on February 20, 1992 are covered by the Fondo Previdenza Telefonici (“FPT”), the telephone workers social security fund, for their entire retirement benefit, including sums due in respect to prior employment in other companies. The contributions to cover these benefits are to be computed by INPS and are to be paid in 15 equal annual installments. The amount of the liability for the contributions due is not certain as there is disagreement between the Group and INPS as to the computation of the amounts due. The issues are presently being debated in legal proceedings between the parties involved pending in front of the Italian judicial courts.

In compliance with Italian GAAP, a provision for an amount in line with the estimated liability as notified by INPS has been recorded in the consolidated financial statements of the Telecom Italia Group at December 31, 2004 (for further details see Note 14).

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at December 31, 2004 are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

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

•	Foreign exchange risk

At December 31, 2004, the Telecom Italia Group companies had forward foreign exchange contracts and options outstanding for the purchase and sale of foreign currency at specified exchange rates for an equivalent amount of €872 million, of which:

European companies

Description	Equivalent notional amount
(millions of euro)
Transactions finalized by Telecom Italia Finance S.A.	302
Transactions finalized by Telecom Italia S.p.A.	79
Transactions finalized by TIM S.p.A.	173
Transactions finalized by Telecom Italia Media S.p.A.	1
Transactions finalized by Telecom Italia Sparkle S.p.A.	6
Transactions finalized by Olivetti Tecnost S.p.A.	23

Total European companies	584

Latin American companies

Description	Equivalent notional amount
(millions of euro)
Currency forward transactions finalized by Entel Chile S.A.	232
Currency forward transactions finalized by TIM Perù S.A.C.	56

Total Latin American companies	288

Financial Statements	Notes To Consolidated Financial Statements

Given the limited liquidity of the currency market on Latin American currencies, the contracts are often short-term in nature and then renewed each time for successive maturity dates.

•	Interest rate risk

At December 31, 2004, the Group companies had contracts relating to financial liabilities recorded in the financial statements, for total principal equal to notional amount of €16,589 million. Details by European companies and Latin American companies are the following:

European companies

Description	Equivalent notional amount
(millions of euro)
Floating to fixed IRS transactions finalized by Telecom Italia S.p.A.	6
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	148
CCIRS transactions finalized by Telecom Italia S.p.A.	5,193
CCIRS transactions finalized by Telecom Italia Capital S.p.A.	2,831
IRS transactions effected by Telecom Italia Finance S.A. maturing March 2005 on Telecom Italia Finance S.A. bonds of €500 million, originally issued by Olivetti Finance N.V.S.A. (2002-2005) and extend for €499.7 million on December 14, 2006	500
IRS transactions effected by Telecom Italia Finance S.A. maturing January 2006 on Telecom Italia Finance bonds of €1,100 million, originally issued by Olivetti Finance N.V.S.A. (2002-2006)	1,100
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2007 on Telecom Italia Finance S.A. bonds of €1,750 million, originally issued by Olivetti Finance N.V.S.A. (2002-2007)	1,300
IRS transactions effected by Telecom Italia Finance S.A. maturing January 2008 on Telecom Italia Finance S.A. bonds of €1,750 million, originally issued by Olivetti Finance N.V.S.A. (2003-2008)	1,300
IRS transactions with cap structures maturing February 2009 by Telecom Italia Finance S.A. on bonds of €1,500 million (1999-2009) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V. (1999-2009)	500
IRS transactions effected by Telecom Italia Finance S.A. maturing July 2009 on Telecom Italia Finance S.A. bonds of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	2,050
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2011 on Telecom Italia Finance S.A. bonds of €2,000 million, originally issued by Sogerim S.A. (2001-2011)	400
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2012 on Telecom Italia Finance S.A. bonds of €1,000 million, originally issued by Olivetti Finance N.V.S.A. (2002-2012)	950
IRS transactions maturing June 2046 effected by Telecom Italia Finance S.A. on bonds of Swiss francs 100 million (1986-2046) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	65

Total European companies	16,343

The underlying transactions are analyzed below, in addition to transactions that are largely extinguished (due to certainty of all the remaining financial flows), but not yet matured:

•	the floating to fixed IRS transactions (4.71%) finalized by Telecom Italia S.p.A. for a notional amount of €6 million refer to EIB loans at floating rates;

•	the floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of €148 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the six month EURIBOR;

F-43

Financial Statements	Notes To Consolidated Financial Statements

•	CCIRS transactions finalized by Telecom Italia S.p.A. and amounting to €5,193 million refer to:

•

€3,409 million related to the floating rate intragroup loan in U.S. dollars, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of U.S.$4,000 million, amounting to €2,937 million at December 31, 2004, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for €851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for €1,707 million, of which €470 million through two distinct and linked transactions; and

•	semiannual 5.99% fixed rate in euro maturing November 2033 for €851 million.

With regard to the bond issue of U.S.$4,000 million (€2,937 million at the euro/U.S. dollar exchange rate at December 31, 2004), Telecom Italia Capital S.A. put IRS contracts into place to convert the semiannual fixed rate coupon interest of 4% on U.S.$1,000 million maturing November 2008, of 5.25% on U.S.$2,000 million maturing November 2013, of 6.38% on U.S.$1,000 million maturing November 2033 to quarterly floating interest rates in U.S. dollars;

•

€174 million related to the “Dual Currency” loan with a notional principal of Japanese yen 20 billion and a 5% fixed interest rate with a step-up of plus 0.45% in U.S. dollars maturing October 2029, held by Telecom Italia Finance S.A., for which the following was put into place:

•	an IRS which converts the 5% fixed rate in U.S. dollars to the six month LIBOR in Japanese yen;

•

a CCIRS in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing; and

•	an IRS to convert the semiannual floating rate in euro to a 6.94% fixed rate up to maturity;

•

€171 million, related to the bonds 2002/2032 of Japanese yen 20 billion with a 3.55% fixed rate coupon maturing May 2032, amounting to €143 million at December 31, 2004, the following was put into place:

•	an IRS contract in which Telecom Italia Finance S.A. receives the semi-annual coupon of 3.55% in Japanese yen and pays a semiannual floating rate in Japanese yen; and

•

a CCIRS contract in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing;

•	€150 million related to a CCIRS linked to an EIB loan in U.S.$, amounting to €132 million at December 31, 2004, with conversion to a floating rate in euro;

•

€1,289 million related to the bond 2004/2019 in the principal amount of pounds sterling 850 million with an annual fixed-rate of 6.375%, maturing on June 2019, amounting to €1,205 million at December 31, 2004, a CCIRS with a three-year term and conversion to a six month EURIBOR has been entered into;

•

CCIRS transactions finalized by Telecom Italia Capital S.p.A. and amounting to €2,831 million related to the bonds issued in October 2004 for a total amount of U.S.$3,500 million (equal to €2,570 million at December 31, 2004) with conversion of the bond to:

•	semiannual floating in euro maturing January 2010 for €1,014 million;

•	semiannual floating in euro maturing September 2014 for €1,011 million; and

•	semiannual floating in euro maturing September 2034 for €806 million;

•

on the bonds 2002/2005 of €500 million at a quarterly floating rate issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing March 2005 and extend for €499.7 million in December 2006, the Group entered into IRS contracts for €500 million to receive a quarterly floating rate in euro and pay a 4.36% fixed rate;

Financial Statements	Notes To Consolidated Financial Statements

•	on the bonds 2002/2006 of €1,100 million at the quarterly floating rate issued by Telecom Italia Finance S.A. maturing January 2006, the Group put into place:

•	an IRS contract for €900 million to receive a quarterly floating rate and pay a 2.68% fixed rate; and

•	an IRS contract for €200 million to receive a quarterly floating rate +1.25% and pay a 3.83% fixed rate;

•	on the bonds 2002/2007 of €1,750 million with a 6.50% fixed rate coupon issued by Telecom Italia Finance S.A. maturing April 2007, the Group put into place:

•	an IRS contract for €500 million converting the fixed rate to semi-annual floating rate in Swedish krona set in arrears, with a cap at 3.75% and knock-out at 5.30%;

•	an IRS contract for €350 million converting the fixed rate to semi-annual floating rate in U.S. dollars set in arrears, with the following additional contracts:

•	purchase of a cap with increasing exercise rate from 2.75% to 3.75% starting April 2005;

•	sale of a cap with increasing exercise rate from 3.75% to 4.75% starting April 2005;

•	sale of a cap with increasing exercise rate from 4.40% to 5.40% starting April 2005; and

•	sale of a floor with increasing exercise rate from 2.50% to 3.50% and Knock-in with increasing rates from 2.25% to 3.25% starting April 2005;

•	an IRS contract for €450 million converting the fixed rate of 6.50% to a quarterly floating rate based on EURIBOR;

•	on the bonds 2003/2008 of €1,750 million with a 5.875% fixed rate coupon issued by Telecom Italia Finance S.A. maturing January 2008, the Group put into place the following transactions totaling €1,300 million:

•	an IRS contract for €250 million converting the annual fixed rate of 5.875% to a floating rate semi-annual months EURIBOR set semi-annual in arrears, with the following additional contracts:

•	purchase of a cap at 3.88% with knock-out increasing exercise rate from 4.50% to 5.70% starting January 2005; and

•	sale of a floor with increasing exercise rate from 2.62% to 3.52% starting January 2005.

For the last two years the receipt of the annual fixed rate of 5.875% is applicable as long as the 10-year swap rates in pounds sterling remain higher than 3.80%;

•	an IRS contract for €500 million converting the annual fixed rate of 5.875% to an annual fixed rate of 4.24% until January 2005 and to a quarterly Libor in U.S. dollars from January 2005 until maturity. On the last three years the receipt of the annual 5.875% fixed rate is applicable as long as the 10-year swap rates in U.S. dollars remain below 6.50% and the 5-year swap rates in U.S. dollars remain higher than 2.82%;

•	an IRS contract for €350 million converting the annual fixed rate of 5.875% to an annual fixed rate of 5.73% up to January 2005 and of 5.23% from January 2005 until maturity. On the last three years the receipt of the annual 5.875% fixed rate is applicable as long as the 10-year swap rates in U.S. dollars remain higher than 3.55% and the 5-year rates in U.S. dollars remain between 2.95% and 5.66%;

•	an IRS contract for €200 million converting the annual fixed rate of 5.875% to fixed rate of 5.59% up to January 2005 and a quarterly floating rate in U.S. dollars from January 2005 up to maturity;

•	on the bonds 1999/2009 of €1,500 million at a 5.15% fixed rate maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the Group entered into the following transactions:

•

an IRS contract for €500 million converting the the annual 5% fixed rate to a quarterly 3.52% fixed rate until February 2005 and to 3.54% from February 2005 to February 2006. Starting February 2006, the receipt of the annual 3.54% fixed rate can be replaced by a quarterly floating rate in euro

Financial Statements	Notes To Consolidated Financial Statements

set in arrears if the rate remains higher than 5.75%. In the last two years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate in euro remains higher than the 1-year swap rate in euro;

•	on the bonds 1999/2009 of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% held by Telecom Italia Finance S.A., maturing July 2009, the Group put into place, with the same maturity dates, the following transactions (totaling €2,050 million):

•	an IRS contract for €900 million converting the annual fixed rate of 6.125% to a semi-annual floating rate in euro;

•	an IRS contract for €500 million converting the annual fixed rate of 6.125% to a semi-annual floating rate in euro set in arrears with the additional sale of a floor at 3.25% up to January 2005. Starting January 2005 until maturity the annual fixed rate of 6.125% has been converted into floating rate in swedish krona, calculated on that notional amount in euro, set in arrears and with an additional purchase of a cap at 4.75% and knock-out at 6%.

In the last three years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate remains higher than the 1-year swap rate;

•	an IRS contract for €650 million converting the annual fixed rate of 6.125% to annual fixed rate of 5.73% with the following additional transactions:

•	sale of a cap at 7.25% on the floating semi-annual rate in U.S. dollars set in arrears starting July 2007; and

•	sale of a floor on the semiannual floating rate in USD set in arrears starting January 2006, calculated on the above-mentioned notional amount in euro, and with an increasing rate from 2.40% to 3.25%. Up to January 2006, furthermore, the floor is subject to a knock-in with increasing rates from 2.00% to 2.60%;

•	on the bonds 2001/2011 of €2,000 million at an annual 7% fixed rate issued by Telecom Italia Finance S.A. maturing April 2011, the Group entered into the following transactions (totaling €400 million):

•	an IRS contract for €300 million converting the annual fixed rate of 7% to a quarterly floating rate in euro with the additional following transactions:

•	sale of a cap at 4.62%;

•	sale of a cap at 5.75%; and

•	sale of a floor with increasing exercise rate from 2.45% to 3.75% with knock-in increasing exercise rate from 1.95% to 3.35% starting July 2005;

•	an IRS contract for €100 million converting the annual fixed rate of 7% to a semi-annual floating rate in euro;

•	on the bonds 2002/2012 of €1,000 million with a 7.25% fixed rate issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing April 2012, the Group entered into the following transactions totaling €950 million:

•	an IRS contract for €300 million to receive a fixed annual-rate of 7.25% (starting April 2008 the receipt of the annual fixed rate is conditional upon the fact that the 10-year swap rate in euro remains higher than the two-year swap rate) and pay a quarterly 6.09% fixed rate;

•	an IRS contract for €150 million to receive an annual 7.25% fixed rate and pay a quarterly fixed rate up to October 2005 and, successively, a semiannual variable rate in Japanese Yen calculated on the notional amount in euro, set in arrears with the further purchase of a cap at 2% and a knock-out at 3.50%;

•	an IRS contract for €200 million, to receive an annual 7.25% fixed rate and pay a semiannual 7.49% fixed rate less the change, measured at the beginning and end of each semiannual period of reference, in the 5-year swap rate in forward euro at October 24, 2012;

•	an IRS contract for €200 million, to receive an annual 7.25% fixed rate and pay a semiannual 7.48% fixed rate less the change, measured at the beginning and end of each semiannual period of reference, in the 10-year swap rate in forward euro at October 24, 2012;

Financial Statements	Notes To Consolidated Financial Statements

•	an IRS contract for €100 million, to receive an annual 7.25% fixed rate and pay a semiannual 7.43% fixed rate less the change, measured at the beginning and end of each semiannual period of reference, in the 30-year swap rate in forward euro at October 24, 2012;

•	on the bonds 1986/2046 of Swiss francs 100 million (equal to €65 million at the euro/Swiss franc exchange rate at December 31, 2004) at a 5.625% fixed rate maturing June 2046 carried by Telecom Italia Finance S.A., the Group entered into an IRS contract with the same amount and maturity date, converting the annual fixed rate to a semi-annual floating rate in Swiss francs.

Latin American companies

Description	Equivalent notional amount
(millions of euro)
CCIRS transactions (TIM Participaçoes S.A.)	11
CCIRS transactions (TIM Celular S.A.)	163
CCIRS transactions (Maxitel S.A.)	21
IRS transactions (Entel Chile S.A.)	33
IRO transactions (Entel Chile S.A.)	18

Total Latin American companies	246

As of December 31, 2004, in addition to the derivative financial instruments managing indebtedness, the Luxembourg subsidiary Telecom Italia Finance put IRSs into place on financial assets with a notional amount of approximately €125 million.

Consistent with the accounting principles applied by the Group, the loss, if any, on the valuation of the above detailed derivative financial instruments, is recognized in the statement of operations under financial expenses.

NOTE 19—OTHER INCOME

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Operating grants	20	14	12
Gains on disposal of tangible and intangible fixed assets	6	11	8
Capital grants	65	64	53
Miscellaneous income	413	256	242

	504	345	315

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of certain research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations are related to assets and represent the portion reversed to income during the period based on the depreciation pattern of the underlying tangible asset; and

•	miscellaneous income includes, among other things, late payment fees charged to customers of the telecommunications services companies for the late payment of telephone bills (€85 million in 2004, €91 million in 2003 and €106 million in 2002).

Financial Statements	Notes To Consolidated Financial Statements

NOTE 20—OTHER EXTERNAL CHARGES

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Cost of external services rendered	9,407	9,684	9,857
Rents and lease payments	1,166	1,156	1,087
Provision for bad debts	546	471	275
Provisions for risk	114	70	74
Write-downs of tangible and intangible fixed assets	58	6	5
Regulatory license fees	431	62	103
Other provisions and operating charges	466	485	613

	12,188	11,934	12,014

The 2004 increase in other external charges of €80 million was mainly due to the increase in costs of external services rendered to operate and develop mobile telecommunications services, the increase of regulatory license fees and the increase in other provisions and operating charges which included losses on disposals and write-offs of tangible and intangible fixed assets and taxes other than on income. Such increases were partially offset by the decrease of the provision for bad debts as well as by the change in the scope of consolidation due to the sale of New Seat Pagine Gialle.

The 2003 decrease in other external charges of €254 million was mainly due to the decrease of TLC licence fee by €369 million principally due to the cancellation of the Italian government TLC licence fee (€355 million in 2002) after such fee was declared unlawful; such decrease was partially offset by the higher costs for the operation and development of mobile telecommunications (including the start-up of GSM services in Brazil) reflected in the increased cost of external services rendered (€277 million).

NOTE 21—FINANCIAL INCOME

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Dividends	46	9	19
Capital gains and other income from equity investments	11	8	97
Interest and capital gains on fixed-income securities	238	174	53
Interest and commission from:
—affiliated companies and others	14	24	4
—banks	185	192	149
—customers	5	4	12
Gains on foreign exchange	508	159	444
Other	562	422	603

	1,569	992	1,381

Financial income increased by €389 million or 39.2%. Such increase was principally due to the following factors:

•	an increase of €285 million relating to gain on foreign exchange (both realized and unrealized) from €159 million in 2003 to €444 million in 2004; and

•	an increase of €89 million in gains on sales of equity investments (from €8 million in 2003 to €97 million in 2004) which included €62 million of gains on the sale of the residual stake held in Telekom Austria in January 2004 and €24 million for the release to income of the remaining portion of the gain on the sale of Mobilkom Austria to Telekom Austria in 2002.

F-48

Financial Statements	Notes To Consolidated Financial Statements

NOTE 22—FINANCIAL EXPENSE

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Interest and commission paid to:
—banks and other financial institutions, on short and long-term loans	454	303	111
—suppliers	12	7	6
—affiliated companies and others	24	11	2
Interest and other charges on debenture loans	1,751	1,852	1,939
Losses on foreign exchange	905	186	488
Write-downs and equity in affiliated and other companies, net	487	91	30
Write-downs of marketable debt and equity securities, net	259	14	(42)
Other	755	792	681

	4,647	3,256	3,215

Financial expense in the year ended December 31, 2004 decreased by €41 million, as a result mainly of the following:

•

the decrease of €115 million in interest expense, from €2,173 million in 2003 to €2,058 million in 2004, mainly due to the expenses and commissions connected with the Merger of Old Telecom Italia into Olivetti (€98 million) recorded in 2003;

•	the increase of €302 million of losses on foreign exchange (both realized and unrealized) which were negatively impacted by the effect of exchange rate fluctuation on the operations in South America;

•

the decrease of €61 million in net write-downs and equity in affiliated and other companies (€91 million in 2003 compared to €30 million in 2004), mainly as a result of the valuation adjustments to the Telecom Italia Group’s share of the equity in the earnings and losses of equity investees and other net write-downs (a loss of €18 million compared to a loss of €78 million in 2003, of which €96 million due to SKY Italia sold during 2004); and

•

the decrease of €167 million in write-downs on marketable securities and other financial expenses was mainly due to the charges (€236 million in 2003) relating to the put/call options with J.P. Morgan that were exercised early in August 2003 on the Seat Pagine Gialle shares.

Financial expense in the year ended December 31, 2003 decreased by €1,391 million compared to the year ended December 31, 2002 as a result of the followings:

•	the decrease in interest expense by €68 million mainly due to the reduction in the level of interest rates, as well as to the lower average borrowings outstanding during 2003;

•	the reduction of €719 million in losses on foreign exchange (both realized and unrealized) which was positively impacted by the exchange rate effect of the companies in South America; and

•	the reduction in net write-downs and equity in affiliated and other companies of €396 million due to:

•	the reduction of €67 million in amortization of goodwill in companies accounted for using the equity method (€13 million compared to €80 million in 2002); and

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

These lower amounts were offset in part by the expenses of €236 million for the early exercise of the JP Morgan Chase put option on Seat Pagine Gialle shares finalized in August 2003, as well as the expenses connected with the credit lines granted to Olivetti in connection with the Merger to fund the rights of withdrawal and the tender offers (€98 million).

Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—OTHER INCOME AND (EXPENSE), NET

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Provisions and write-downs of goodwill and equity investments	(6,584)	(879)	(581)
Restructuring costs	(494)	(273)	(182)
Charges as required under Law No. 58/1992	(79)	(387)	(66)
Gains on the disposal of equity investments, tangible and intangible fixed assets	2,553	105	190
Other, net	(892)	351	229

	(5,496)	(1,083)	(410)

In 2004, provisions and write-downs of goodwill and equity investments amounted to €581 million and consisted mainly of the following:

•

€282 million related to the contractual acquisition of a 40% equity interest in Finanziaria Web (which owns 66% of Matrix) from De Agostini, representing the difference between the purchase price of €325 million and the underlying fair value of assets acquired of €43 million;

•	€162 million for the write-down of goodwill on Entel Chile based on the estimated fair value of the entity;

•	€27 million relating to Finsiel to adjust the net book value of the business to its estimated fair value; and

•	€19 relating to provision for corporate-related transactions.

In 2003, provisions and write-downs of goodwill and equity investments amounted to €879 million and consisted of the following:

•	€348 million for the write-down of goodwill on Telecom Italia Media;

•	€195 million for the write-down of goodwill on Entel Chile following the implementation of restructuring and reorganization plans;

•	€132 million for the write-down of goodwill on Digitel, in view of the persisting difficult macroeconomic environment in which the company operates;

•	€42 million attributable to the write-down of goodwill on EPIClink in respect of the start of the process to strategically reposition the company within the Group;

•	€59 million related to the dispute with minority shareholders of Digitel;

•	€37 million for the write-down of goodwill related to other minor companies;

•	€36 million related to provisions for risks and other charges on investments; and

•

€30 million paid to Mirror in connection with the realization of a lower sale price of the investment in Inmarsat compared to the value assigned in 2001 when such investment was sold by Telecom Italia to Mirror.

In 2002, provisions and write-downs of goodwill and equity investments amounting to €6,584 million and consisted of the following:

•

write-down of the equity investment held in Aria—Is Tim (€1,491 million) and provisions for risks and charges related to Aria—Is Tim (€850 million) for the guarantees provided by the Group to the creditors of Aria—Is Tim and for the loans to Aria—Is Tim extended by the Group. At that time, the Group concluded that the value of its investments was permanently impaired, since, starting from the awarding of the license, some measures which should have fostered effective competition and guaranteed the full operability of the new entrant, did not come into effect;

•

write-down of the Seat Pagine Gialle goodwill (€1,544 million) and accrual for the forward purchase commitments of Seat Pagine Gialle shares (€1,942 million). The write-down and the provision were made on the basis of the average Seat Pagine Gialle ordinary share price based on trading on the Italian Stock Exchange over the second half of 2002;

Financial Statements	Notes To Consolidated Financial Statements

•	provisions made in conjunction with the disposal of the investment in the 9Télécom Group (€316 million);

•	reserve provision (€43 million), made by Seat Pagine Gialle, for the estimated losses arising from the exercise of put options by the founding shareholders of Consodata S.A.; and

•	other write-downs of investments for €46 million and of goodwill for €321 million (of which: €103 million for Blu, €75 million for Digitel Venezuela, €96 million for Netco Redes and €47 million for other minor companies).

Restructuring costs are related to expenses and provisions for employee cutbacks and layoffs.

In 2004 and 2002, the charges required under Law No. 58/1992, related to the social security coverage for employees under the former “Telephone Employees Pension Fund” (FPT), represent the interest accrued on the liability for the period amounting to €66 million in 2004 and €79 million in 2002. In 2003, the charge of €387 million, includes €315 million related to redetermination of the liability and €72 million for the related accrued interest.

In 2004, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €190 million and comprised €85 million deriving from the sale of the entire stake held in Mirror International Holding S.a.r.l., the company to which the investments in the satellite consortia had previously been transferred. In 2003, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €105 million.

In 2002, gains on the disposal of equity investments, tangible and intangible fixed assets (€2,553 million) arose from:

•	the sale of the 26.89% interest in Auna (€1,245 million);

•	the sale of the 19.61% interest in Bouygues Décaux Télécom (€484 million);

•	the acceptance of the tender offer for Lottomatica shares (€240 million);

•	the sale of the 25% interest in the Mobilkom Austria group (€115 million);

•	the sale of the 40% interest held in Telemaco Immobiliare (€110 million);

•	the sale of the 100% interest held in Telespazio (€70 million);

•	the concentration of the real-estate assets through the companies IM.SER, Emsa and Telimm into Tiglio I (€159 million);

•	the transfer of the Group’s Asset Management unit to Tiglio II (€60 million);

•	the transfer of the Group’s real estate services businesses (excluding facilities management) to the Pirelli & C. Real Estate Group (€15 million);

•	the sale of the 100% interest held in OMS2 to Tiglio I (€26 million); and

•	the disposal of other equity investments, tangible assets and business segments (€29 million).

In 2004, “other, net” (€229 million net income) included:

•	income of €621 million relating to the reimbursement of the TLC license fee paid for the year 1999, following the decision of the Administrative Court (TAR) of Lazio which annulled the Ministry Decree of March 21, 2000 requiring payment of an annual licence fee to be paid by telecommunication operators in accordance with Italian Law No. 448/1998;

•	income of €366 million mainly arising from the the release of provision for risks of €177 million (of which €109 million related to the Brazilian subsidiary TIM Celular), and adjustments to prior period provisions and other extraordinary income of €189 million;

•	€156 million of prior period expenses and other extraordinary expenses;

Financial Statements	Notes To Consolidated Financial Statements

•	expenses of €158 million for the reorganization of the investments held by the Telecom Italia Group in the Mediterranean Nautilus group and in the Med 1 group, based on an agreement with the minority shareholders of Med SA, Med Ltd and Med 1 to resolve certain conflicting positions with respect to certain put rights of MED SA and Telecom Italia, respectively, on 49% of Med Ltd and Med 1 shares, and to resolve the arbitration proceedings set into motion in Luxembourg by the Fishman group (FTT) aimed at restitution of the sums paid to the Telecom Italia Group in 2000 for the purchase by FTT of 30% of MED SA. The preliminary agreement calls for the buyback of all the minority shares in Med Ltd and in Med 1, which would allow Telecom Italia to strengthen its presence in the IP services and wholesale data sector in the eastern Mediterranean area;

•	€121 million for the write-offs of receivables balances;

•	a charge of €152 million relating to the provision for risks for the sanction levied on Telecom Italia by the Antitrust Authority for the alleged abuse of a dominant position;

•	a charge of €100 million for provisions and write-downs of intangibles and tangible assets made by Latin American Nautilus group (€56 million), Entel Chile group (€11 million), and other minor companies (€33 million);

•	€42 million of expenses connected with the TIM Acquisition;

•	€37 million of expenses recorded by Telecom Italia for damages caused to the company’s assets as a result of natural events or brought about by third parties;

•	€31 million of indirect and prior period tax expenses;

•	expenses of €27 million related principally to adjustment of prior years’ interconnection charges; and

•	€16 million of losses on the disposal of tangible and intangible fixed assets.

In 2003, “other, net” (€351 million net income) included:

•	income of €1,465 million from the reversal of liabilities and reserves for risks and charges relating to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice;

•	€237 million of losses on the disposal of equity investments, tangible and intangible fixed assets (of which €195 million was due to losses on the sale of the entire stake held in New SEAT after the spin-off);

•	€74 million of expenses connected with the spin-off and sale of New SEAT;

•	a charge of €55 million representing the contractual settlement with Pagine Italia of the agreement to purchase the Pagine Utili business segment which was terminated following the sale of New SEAT;

•	a charge of €56 million to adjust the estimated value of unused prepaid telephone cards resulting from improvements in technical data collection procedures;

•	a charge of €35 million for the recognition of liabilities referring to prior years on interconnection issues, following clarifications by the regulatory agencies and verifications with the operators involved;

•	a charge of €295 million for the provisions and write-downs of intangibles and tangible assets made by the Latin American Nautilus group (€235 million), Telecom Italia Learning Service (€27 million), EPIClink (€15 million) and other minor companies (€18 million);

•	€118 million of expenses connected with the Merger principally in respect of fees for advisors, legal and tax consultants, technical experts and expenses for banking charges;

•	€48 million of indirect and prior period tax expense mainly related to the cost of the tax amnesty not covered by the reserve for income taxes;

Financial Statements	Notes To Consolidated Financial Statements

•	€49 million for losses arising from the settlement of adjustments on the contribution of the international wholesale business segment in 2002;

•	€33 million for prior year’s adjustments to income taxes; and

•	€100 million of other expenses net, which included write-offs of receivable balances, net of release of reserves, and other miscellaneous income and expense.

In 2002, “other, net” (€892 million net charges) included:

•	income from the recovery of pre-amortization interest, related to the expenses for employee benefit obligations under Law No. 58/1992 that were paid, with reserve, to INPS up to 1999, after the courts ruled in the Group’s favor (€131 million);

•	income from the release of reserves (€98 million), primarily set up in 2001 to cover the expenses connected with the agreement to sell Stream (now SKY Italia) to News Corporation and Vivendi Universal/Canal+, after the parties did not go through with the agreement;

•	losses on sale of the 15% stake in Telekom Austria (€135 million) and for the sale of the whole equity investment in Seat Pagine Gialle held by Olivetti (€62 million);

•	expenses connected with the disposal of equity investments (€239 million);

•	expenses for the extraordinary contributions to INPS established by the 2000 Italian Budget for the three years 2000-2002 to meet the higher financial requirements of the Fondo Previdenza Telefonici (FPT) that was abolished and became part of the general “Employee Pension Fund” (€74 million);

•	write-downs of tangible and intangible fixed assets (€190 million, of which €142 million related to the Brazilian companies);

•	provisions added to the reserves for risks and charges (€226 million, of which €135 million for guarantees provided for the disposals of equity investments and business segments);

•	a charge to adjust balances due to customers relating to telephone prepaid cards (€158 million);

•	other losses on disposals of equity investments, tangible and intangible fixed assets (€39 million); and

•	other miscellaneous expenses, net (€29 million).

NOTE 24—INCOME TAXES

Income taxes include the current income taxes of the individual consolidated companies and the deferred income tax expense and benefit related to the individual consolidated companies and to the consolidation adjustments.

In 2004, income tax expense of €3,054 million was recognized (compared to an expense of €1,014 million in 2003 and a benefit of €2,210 million in 2002) as a result of a current income tax expense of €1,579 million and a deferred income tax expense of €1,475 million. The 2004 income tax expense represented an effective tax rate of 62% compared with the statutory rate of 33%.

The 2004 increase in income taxes of €2,040 million was due to the increased profitability and the effect of €230 million of taxes related to the reversal of the TLC license fees (€621 million) and to non-recurring deferred tax assets that had been recorded in 2003 (€1,266 million).

In 2003, an income tax expense of €1,014 million was recognized (compared to a benefit of €2,210 million in 2002) as a result of a current income tax expense of €1,886 million and a deferred income tax benefit of €872 million. The 2003 income tax expense represented an effective tax rate of 29% compared with a statutory rate of 34%.

The 2003 increase in income taxes of €3,224 million was due to the improvement of the result of the year and, consequently, higher levels of taxable income. The increase was offset by the recognition of €1,266 million of

Financial Statements	Notes To Consolidated Financial Statements

additional deferred tax assets in addition to those already recorded by Telecom Italia (formerly Olivetti) in 2002 following the tax basis only write-down of the investment in Old Telecom Italia. The full benefit of this tax asset was not fully recognized until 2003, at which time the finalization of the Merger allowed the recoverability of the tax asset.

Italian and foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Italy	(232)	3,836	5,378
Foreign	(2,284)	(394)	(422)

	(2,516)	3,442	4,956

The provision for income taxes consisted of the following in the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Current tax expense:
Italy	1,413	1,703	1,364
Foreign	172	183	215

Total current tax expense	1,585	1,886	1,579
Deferred tax expense (benefit):
Italy	(3,866)	(950)	1,393
Foreign	71	78	82

Total deferred tax expense (benefit), net	(3,795)	(872)	1,475

Total income tax expense (benefit)	(2,210)	1,014	3,054

F-54

Financial Statements	Notes To Consolidated Financial Statements

The reconciliation between the Group’s statutory tax rate (40.25% in 2002, 38.25% in 2003, and 37.25% in 2004 consisting of IRPEG taxes at 36% in 2002 and at 34% in 2003, of IRES taxes at 33% in 2004 and of IRAP taxes at 4.25% in all three years computed on a higher taxable income) and the effective tax rate is as follows:

	Year ended December 31,
	2002		2003		2004
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Income (loss) before income taxes	(2,516)		3,442		4,956

Taxes at statutory rate	(906)	(36)%	1,170	34%	1,635	33%
• Deferred tax assets related to a portion of the write-down, for tax purposes only, on Old Telecom Italia’s investment	(1,075)	(43)%	—	—	—	—
• Recognition in 2003 of the remaining portion of the deferred tax assets related to the write-down, for tax purposes only, of the shares of the merged company Old Telecom Italia, recorded in 2002 by Olivetti for which a valuation allowance was set-up in 2002	—	—	(1,266)	(37)%	—	—
• Operating losses of the current year not considered recoverable and for which a valuation allowance was set-up in the current year	218	9%	213	6%	168	4%
• Recognition of operating losses of prior years for which a valuation allowance was set-up in prior years	(212)	(8)%	(72)	(2)%	(15)	(1)%
• Deferred tax benefits of prior years for which a valuation allowance was set-up in prior years	—	—	—	—	(170)	(3)%
• Amortization of goodwill	808	32%	600	17%	472	9%
• Write-down of investments eliminated in consolidation	(782)	(31)%	(599)	(17)%	—	—
• Non taxable gains on disposals	(744)	(30)%	—	—	—	—
• Tax benefit connected to the acquisition of business	(453)	(18)%	—	—	—	—
• Permanent differences:
- non deductible expenses	391	15%	313	9%	329	7%
- other, net	—	—	(59)	(1%)	(105)	(2)%

	(2,755)	(110)%	300	9%	2,314	47%
• IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	545	22%	714	20%	740	15%

Total income tax expense (benefit)	(2,210)	(88)%	1,014	29%	3,054	62%

Net deferred tax assets are detailed as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Deferred tax assets	5,013	3,706
Deferred tax liabilities	(252)	(225)

	4,761	3,481

Financial Statements	Notes To Consolidated Financial Statements

The main components of the net deferred tax assets are as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Write-downs	3,260	2,310
Net operating losses	663	532
Provisions for risks and charges	428	249
Telephone companies employees social security fund	265	237
Reserve for bad debt	179	153
Unrealized intercompany profits	78	61
Other deferred tax assets	140	164
Withholding tax on interest	(132)	(61)
Accelerated depreciation	(72)	(164)
Other deferred tax liabilities	(48)	—

	4,761	3,481

As of December 31, 2004, the Group has net operating loss carryforwards of €5,957 million, of which €3,304 million do not expire, while the remaining expire within 5 years (i.e. by year-end 2009). The tax benefit relating to net operating loss carryforwards is recorded only when there is reasonable certainty of recovery. At December 31, 2004, the Group has net operating loss carry-forwards of €4,300 million, for which no deferred tax asset has been provided. Net operating losses in Italy expire within five years.

Furthermore, at December 31, 2004, approximately €267 million of deferred tax assets have not been recorded since their future recovery is not assured.

At December 31, 2004, no taxes have been recognised on tax-deferred reserves subject to taxation in the event of distribution and/or utilization since no transactions are expected to be entered into that would warrant their distribution or utilization.

NOTE 25—OTHER INFORMATION

(a)    Segment information

The businesses of the Group are managed and organized on the basis of the following Business Units/Corporate Functions and the segment disclosure which follows is based on these Business Units/Corporate Functions. There were no significant changes in the organization of the businesses during 2004 that would affect the comparability of the segments’ disclosure.

Wireline.    The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services, for final (retail and business) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

Mobile.    This Business Unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in Latin America and in the Mediterranean Basin.

During 2004 the mobile Brazilian subsidiaries were reorganized. As a result, Tele Nordeste Celular Participações S.A. was merged into Tele Celular Sul Participações S.A..

In Venezuela, consistent with the strategy to focus on operators with a national license, on July 1, 2004 TIM International acquired the minority interest in Digitel and subsequently, in November 2004 signed a memorandum of understanding with CANTV (Compañia Anónima Nacional Teléfonos de Venezuela) to sell 100% of the equity in Digitel.

Financial Statements	Notes To Consolidated Financial Statements

South America.    The Business Unit South America includes the Wireline and Mobile operations of Entel Chile and Entel Bolivia. Since March 1, 2004, the Latin America Operations division is no longer operational and the Business Units Wireline and Mobile have been charged with the responsibility for the results of the subsidiaries for which they are accountable in Latin America.

Consistent with the Telecom Italia Group’s strategy to rationalize its international portfolio in order to focus on areas of strategic interest and with growth opportunities, on January 24, 2005 Telecom Italia International executed an agreement for the disposal of its 54.76 % equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock exchange in Chile.

Internet and Media.    During 2004 the Telecom Italia Media Group continued its business rationalization and focalization plan started in 2003, reflected in the continuing disposition of non-core assets and acquisitions to support core businesses. After these transactions, the Internet and Media Business Unit operates mainly in the following segments:

•	Internet. Management of access services (ISP), with Tin.it, management and development of web portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market;

•	Television. La7 and MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks under concession and in the marketing of advertising space in TV programming; and

•	Office Products and Services. Distribution of products, services and solutions for the office through Buffetti retail networks.

Information Technology Market.    The Telecom Italia IT Market Business Unit brings together all the information technology companies and activities of the Group that are marketed to third parties. The Information Technology Market provides a full range of IT services, including consultancy services and systems integration.

In November 2004, the Telecom Italia Group commenced a plan to dispose of the operations of the principal activities of this Business Unit which are carried out by the Finsiel Group. As a result of the bid process which commenced in 2004, a binding offer was received in February 2005 and Telecom Italia executed an agreement with the COS Group to sell its whole stake in the Finsiel Group.

Information Technology Group.    The IT Group Corporate Function is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group and covers the full range of information services within the Group. During 2004, the IT Group has undergone a legal reorganization whereby the legal entities which previously managed these activities have been merged into Telecom Italia and TIM. This reorganization occurred as part of a plan to rationalize the allocation of resources and technology skills and to simplify both business and administrative management.

Olivetti Tecnost.    Olivetti Tecnost and its subsidiaries operates (the “Olivetti Group”), in the sectors of ink-jet products for the office; digital printing systems, development and production of products associated with silicon technology (ink-jet print-heads and MEMS) and provides specialized applications for the banking field and commerce and information systems for gaming and lottery management.

In addition, the Olivetti Group operate with Nuove Iniziative Canavese in document management services and fixed and cell phone repair.

The principal markets of the Business Unit are mainly in Europe and Asia.

For a complete description of these Business Units/Corporate Functions, see “Item 4. Information on the Telecom Italia Group––4.2 Business Units”.

Financial Statements	Notes To Consolidated Financial Statements

Selected financial data of each Business Unit/Corporate Functions has been provided as of and for the years ended December 31, 2002, 2003 and 2004, consistent with the structure of each Business Unit/Corporate Functions at December 31, 2004.

	Wireline (2)	Mobile	South America (3)	Internet and Media (4)	IT Market (2)(5)	IT Group (2)	Olivetti Tecnost	Other Activities (2)(3)(6)	Elimination and consolidation adjustments	Consolidated
2002(1)
Operating revenues
-Third parties	15,112	10,595	1,365	1,900	926	59	906	545	—	31,408
-Intersegment(7)	1,935	272	40	91	113	937	8	1,033	(4,429)	—

	17,047	10,867	1,405	1,991	1,039	996	914	1,578	(4,429)	31,408
Operating income	4,677	3,358	154	232	64	(40)	4	(635)	(1,756)	6,058
Depreciation and amortization	2,940	1,512	251	280	40	133	34	276	1,761	7,227
Investments in tangible assets	1,837	1,075	200	28	13	83	26	29	—	3,291
Identifiable assets	19,472	14,211	2,421	3,786	1,365	1,343	772	45,004	(4,990)	83,384

2003(1)
Operating revenues
-Third parties	15,364	11,562	1,102	1,122	804	41	637	218	—	30,850
-Intersegment(7)	1,852	220	9	175	87	1,059	18	923	(4,343)	—

	17,216	11,782	1,111	1,297	891	1,100	655	1,141	(4,343)	30,850
Operating income	4,969	3,786	145	63	58	(36)	2	(708)	(1,490)	6,789
Depreciation and amortization	2,907	1,543	213	199	34	137	23	236	1,487	6,779
Investments in tangible assets	1,497	1,244	116	32	13	106	14	89	—	3,111
Identifiable assets	19,013	14,773	2,249	854	831	1,241	841	50,517	(9,818)	80,501

2004
Operating revenues
-Third parties	15,761	12,634	1,068	404	682	22	544	122	—	31,237
-Intersegment(7)	1,810	266	8	193	47	943	57	1,059	(4,383)	—

	17,571	12,900	1,076	597	729	965	601	1,181	(4,383)	31,237
Operating income	5,199	4,073	121	(89)	36	(67)	21	(758)	(1,336)	7,200
Depreciation and amortization	2,803	1,809	207	103	29	150	19	190	1,335	6,645
Investments in tangible assets	1,299	1,621	145	27	18	73	14	123	—	3,320
Identifiable assets	19,673	14,972	2,114	829	723	984	831	50,123	(13,640)	76,609

(1)	The data relating to 2003 and 2002 have been reclassified and presented consistent with the 2004 presentation.

(2)	Starting from January 1, 2003, the NETikos group, the Webegg group, TILab, Loquendo and Eustema are no longer consolidated by the IT Group Operating Activity. BBNed is no longer included in Other Activities. TILab moved to Other activities and Loquendo and BBNed became part of Wireline, whereas the other companies moved to the IT Market Business Unit. The effects of such reclassifications were not material.

(3)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other activities.

On January 24, 2005, Telecom Italia International N.V. executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A..

(4)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the 2003 figures include the results of operations for the first seven months of New SEAT Group, as well as the results of operations for the entire year of the remaining part of Seat Pagine Gialle that, after the spin-off, was renamed Telecom Italia Media.

(5)	On February 24, 2005, in connection with the disposal of Telecom Italia’s controlling stake in Finsiel S.p.A and following the receipt of proposals from potential acquirors, Telecom Italia, as authorized by its Board of Directors, agreed a sale contract with the COS Group. The transaction, which relates to Telecom Italia’s entire stake in Finsiel (79.5%), values the entire share capital of Finsiel at approximately €164 million.

Financial Statements	Notes To Consolidated Financial Statements

(6)	The data include the operations of the International Affairs Corporate Function, TILab, the Old Business Unit Satellite Services (the Telespazio group)—which was disposed of during the fourth quarter of 2002 and consolidated in the statement of operations only for the first nine months of 2002—the 9Telecom group—sold in the third quarter of 2002 and for which only the statement of income data was consolidated for the first six months of 2002—as well as the financial companies, the centralized group services, the staff functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

(7)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segments. Such sales between segments are accounted for at selling prices which generally approximate prices to unaffiliated customers.

Information about the Group’s segments by geographic area for the years ended December 31, 2002, 2003 and 2004 is as follows (in millions of euro):

	Italy	Rest of Europe	North America	Central and South America	Australia, Africa and Asia	Consolidated
2002
Operating revenues	25,029	2,665	354	2,903	457	31,408
Identifiable assets	53,809	24,703	16	4,694	162	83,384
Investments in tangible assets	2,464	207	9	601	10	3,291

2003
Operating revenues	24,811	2,478	589	2,566	406	30,850
Identifiable assets	44,041	31,661	24	4,679	96	80,501
Investments in tangible assets	2,288	176	3	643	1	3,111

2004
Operating revenues	24,608	2,588	537	3,118	386	31,237
Identifiable assets	45,960	24,818	28	5,738	65	76,609
Investments in tangible assets	2,165	270	5	879	1	3,320

(b)    Related-party transactions

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

The following related party transactions are reflected in the statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively:

Related-party transactions in the years ended December 31,
	2002		2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€306 million

Refers mainly to: Teleleasing (€105 million), Brasil Telecom (€48 million), Sky Italia (formerly Stream) (€42 million), Auna group (€18 million), Telecom Argentina (€18 million) and Telekom Srbija (€17 million)

			€275 million	Refers mainly to: Teleleasing (€166 million), Sky Italia (formerly Stream) (€22 million), Shared Service Center (€21 million), Telecom Argentina (€12 million) and Telekom Austria (€12 million)	€333 million

Refers mainly to: Teleleasing (€200 million), LI.SIT. (€40 million), Shared Service Center (€32 million), Consortium Mael (€14 million), Sky Italia (€8 million), Telecom Argentina (€10 million), Golden Lines (€10 million) and Etec S.A. Cuba (€9 million)

Financial Statements	Notes To Consolidated Financial Statements

Related-party transactions in the years ended December 31,
	2002		2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Cost of materials and other external charges	€475 million

Refers mainly to: rent payable to IM.SER (€153 million) and Telemaco Immobiliare (€37 million); TLC service costs from ETEC S.A. Cuba (€77 million); maintenance and assistance contracts from Italtel (€40 million) and Siemens Informatica (€24 million)

€399 million

Refers mainly to: rent payable to Tiglio I (€81 million) and Tiglio II (€24 million); TLC service costs to ETEC S.A. Cuba (€112 million) and Telekom Austria (€22 million); maintenance and assistance contracts from Shared Service Center (€45 million), Siemens Informatica (€34 million), Teleleasing (€11 million) and Italtel (€22 million)

€446 million

Refers mainly to: rent payable to Tiglio I (€56 million) and Tiglio II (€28 million); TLC service costs from ETEC S.A. Cuba (€123 million) and Telecom Argentina (€6 million); maintenance and assistance contracts from Shared Service Center (€106 million), software costs and informatical material, as well as maintenance and assistance contracts from Siemens Informatica (€63 million), costs for TLC equipment, as well as maintenance and assistance contracts from Italtel group (€23 million) and costs for TLC equipment, as well as operating lease costs from Teleleasing (€21 million)

Other income, net	€9 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€14 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€6 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Expense for €9 million	Includes accrued interest income on loans made to certain affiliates (€14 million); interest expense payable to Teleleasing for financial leasing transactions (€23 million)	Income for €13 million	Includes accrued interest income on loans made to certain affiliates (€24 million); interest expense payable to Teleleasing for financial leasing transactions (€11 million)	Income for €3 million	Includes accrued interest income on loans made to certain affiliates; interest expense on loans made to certain affiliates

Financial Statements	Notes To Consolidated Financial Statements

The following related party transactions are reflected on the balance sheets as of December 31, 2003 and 2004:

Related party transactions in the years ended December 31,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Loans in long-term investments	€122 million	Refers mainly to medium/long term loans made to Aria-Is TIM (€336 million written down by €279 million), Aree Urbane (€31 million) and Telegono (€15 million)	€64 million

Refers mainly to medium/long term loans made to Avea I.H.A.S. (formerly Aria-Is TIM) (€29 million), Aree Urbane (€20 million), Golden Lines (€5 million), Telegono (€3 million) and Tiglio II (€3 million)

Trade accounts receivables and other current assets	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€44 million written down by €27 million), Teleleasing (€49 million) and Shared Service Center (€11 million)	€195 million	Comprises mainly receivables from LI.SIT. (€77 million), Teleleasing (€70 million), Tiglio I (€9 million) and Shared Service Center (€7 million)

Trade accounts payable and other current liabilities	€146 million

Refers to payables for supply contracts connected with operations and investment activities. They include: payables to the Italtel group (€54 million), Siemens Informatica (€23 million) and Mirror International Holding (€24 million) for capital subscribed and not yet paid

€281 million

Refers to payables for supply transactions connected with operations and investment activities. They include: payables to the Italtel group (€150 million), Siemens Informatica (€61 million) and Shared Service Center (€34 million)

Long-term and short-term debt	€42 million	Refers mainly to payables for finance leases to Teleleasing (€26 million), Shared Service Center (€6 million) and Edotel (€4 million)	€24 million	Refers mainly to payables for finance leases to Teleleasing (€15 million) and Shared Service Center (€6 million)

Short-term financial receivables	€30 million	Comprises short-term loans made to Teleleasing (€13 million), TMI Canada (€8 million) and TIN Web (€5 million)	€7 million	Comprises short-term loans made to TIN Web (€5 million)

Guarantees and collateral	€976 million	Comprises sureties provided on behalf of Aria—Is TIM (€672 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of Aria—Is TIM (€107 million)	€661 million

Comprises sureties provided on behalf of Avea I.H.A.S. (formely Aria—Is TIM) (€454 million), Tiglio I (€56 million), Aree Urbane (€45 million), Consorzio Csia (€38 million), Italtel group (€35 million) and Tiglio II (€13 million)

Financial Statements	Notes To Consolidated Financial Statements

	Related party transactions in the years ended December 31,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Capital expenditures	€403 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€346 million) and computer projects from Siemens Informatica (€13 million)	€395 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€324 million), informatical projects from Shared Service Center (€21 million) and Siemens Informatica (€50 million)

Moreover, related party transactions in the year ended December 31, 2004 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€4 million	Refers to commitments with Saturn Venture Partners for future capital increases

Other related party transactions for the year ended December 31, 2004: Pirelli group, the Edizione Holding group, the Unipol group, the ST Microelectronics group and the companies affiliated with Mr. Moratti, the company Telepost S.p.A., the Camfin group and others.

As for transactions with the Banca Intesa group and the Unicredit group, the data refer to the first quarter of 2004 in that the Directors, through which the companies were considered related parties, ended their term of office on the date of the Shareholders’ Meeting of May 6, 2004.

The following related party transactions are reflected in the statement of operations for the year ended December 31, 2004:

Items	In the aggregate	Nature of the transaction
Operating revenues	€40 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€3 million), power cable-laying services to the Pirelli group (€2 million) and telephone services to the Pirelli group (€3 million), to the Edizione Holding Group (€5 million), to the Unipol group (€13 million), to the ST Microelectronics group (€2 million), to the companies affiliated with Director Mr. Massimo Moratti (€1 million), to the Banca Intesa group (€3 million) and to the Unicredit group (€8 million)

Cost of materials and other external charges	€120 million	Refers mainly to R&D expenditures and consulting services in the area of computers, tax and intellectual property rights from the Pirelli group (€86 million), Document Management services by Telepost (€15 million), insurance services from the Unipol group (€11 million), sponsoring and content provider costs in reference to F.C. International Milano S.p.A. -a related party through Mr. Massimo Moratti (€5 million), the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€2 million) and the purchase of electronic components bought by ST Microelectronics (€1 million)

Financial Statements	Notes To Consolidated Financial Statements

Items	In the aggregate	Nature of the transaction
Other income	€1 million	Refers mainly to other income from the Pirelli group

Miscellaneous operating charges	€1 million	Refers mainly to other charges to the Pirelli group

The following related party transactions are reflected on the balance sheet as of December 31, 2004:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€10 million	Refers mainly to the above-mentioned telephone services under sale and services revenues rendered to the Pirelli group (€8 million) and to the Edizione Holding group (€2 million)

Trade accounts payable and other current liabilities	€65 million

Refer mainly to supply transactions connected to the performance of services costs, investment activities from the Pirelli group (€49 million), insurance services costs to the Unipol group (€11 million), Document Management services costs to Telepost (€3 million), sponsoring and content provider costs in reference to F.C. Internazionale Milano S.p.A.—a related party through Mr. Moratti (€2 million)

Capital expenditures	€24 million	Refers to purchases of telecommunications cable from the Pirelli group

Other related party transactions for the years ended December 31, 2003 and 2002: Pirelli group and Edizione Holding group, Unipol group, Banca Intesa group, Unicredit group and others

Related party transactions, excluding transactions among group companies, also include transactions entered into during 2003 between the Group with the Pirelli group, the Edizione Holding group, the Unipol group, the Banca Intesa group, the Unicredit group and the companies associated with Director Mr. Massimo Moratti as follows.

The following related party transactions were reflected in the statement of operations for the year ended December 31, 2003:

Items	In the aggregate	Nature of the transaction
Operating revenues	€63 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€34 million) and telephone services to the Pirelli group (€5 million), the Edizione Holding group (€9 million), the Banca Intesa group (€4 million), the Unicredit group (€2 million), the Unipol group (€8 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

Cost of materials and other external charges	€55 million	Refers mainly to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€44 million), insurance services to the Unipol group (€10 million) and the commissions paid to the Edizione Holding group for the sale of prepaid telephone cards (€1 million)

Financial Statements	Notes To Consolidated Financial Statements

The following related party transactions were reflected on the balance sheet as of December 31, 2003:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€20 million

R Refers mainly to the above-mentioned telephone services rendered to the Pirelli group (€13 million), to the Edizione Holding group (€3 million), to the Banca Intesa group (€2 million) and to the Unipol group (€2 million)

Trade accounts payable and other current liabilities	€30 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group (principally cables)

Capital expenditures	€30 million	Refers to purchases of telecommunications cables (€27 million) and leasehold improvements (€3 million) from the Pirelli group

Short-term financial receivables	€707 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€608 million) and the Unicredit group (€99 million)

Financial debt	€392 million	Financial exposure of the Group to the Banca Intesa group (€341 million) and the Unicredit group (€51 million)

Acquisition of investments	€2 million	Purchase by Telecom Italia S.p.A of a 5% stake in EPIClink S.p.A. from Pirelli S.p.A.

Disposal of business segments	€4 million	Gain on contribution, by Olivetti, of the Facility Management business segment to Pirelli & C. Real Estate

Derivatives	€88 million	Hedging contracts and forward currency agreements put into place with the Banca Intesa group

Moreover, there were the following transactions:

•	in 2003, TIM and Telecom Italia disposed of telephone cards to Autogrill S.p.A. (Edizione Holding group) for subsequent sale to the general public for an equivalent amount of €22 million, the commission due to Edizione Holding group for the sale of telephone cards amounted to €1 million;

•	on July 28, 2003, IT Telecom S.p.A. contributed its business segment “Corporate Solution” to Pirelli Informatica’s share capital. Pirelli Informatica changed in Shared Service Center (SSC), a consortium with limited liability held as of December 31, 2003 by IT Telecom S.p.A. (45%), Olivetti Tecnost S.p.A. (5%) and Pirelli S.p.A. (50%);

•	on July 21, 2003, the spin-off of Tiglio I and Tiglio II in Ortensia was concluded. Such transaction became effective on July 25, 2003; and

•	in March 2004 TIM conferred to Shared Service Center a business segment operating in the development and maintenance of SAP applications.

Related party transactions, excluding transactions among group companies, also included transactions between the Telecom Italia Group with the Pirelli group and the Edizione Holding group in 2002 as follows.

Financial Statements	Notes To Consolidated Financial Statements

The following related party transactions were reflected in the statement of operations for the year ended December 31, 2002:

Items	In the aggregate	Nature of the transaction
Operating revenues	€26 million	Mainly refers to telephone services to Pirelli group (€8 million) and to Edizione Holding (€16 million) and to information services to Pirelli group (€2 million)

Cost of materials and other external charges	€23 million	Essentially refer to R & D expenditures and the supply of services in the IPR field to Pirelli group (€21 million) and to Edizione Holding group (€2 million)

The following related party transactions were reflected on the balance sheet as of December 31, 2002:

Items	In the aggregate	Nature of the transaction
Trade accounts receivables and other current assets	€3 million	Mainly refer to the above-mentioned services to Pirelli group (€1.6 million) and to Edizione Holding group (€1.5 million)

Trade accounts payable and other current liabilities	€9 million	Mainly refer to the supply contracts connected with investment activities to Pirelli group (€8 million) and to Edizione Holding group (€1 million)

Capital expenditures	€32 million	Mainly refer to purchases of telecommunications cables from Pirelli group

Acquisition of equity investments and purchases commitments	€21 million	Purchase of 25.3% stake in EPIClink by Old Telecom Italia from Pirelli S.p.A. (€18 million) and purchase commitment for the remaining 5% (€3 million)

	€35 million	Purchase by TIM of Blu S.p.A. shares, stake from Edizione Holding S.p.A. and Autostrade S.p.A.

Acquisition of business segments	€3 million	Purchase of a business segment by EPIClink S.p.A. from Pirelli Informatica

Disposal of business segments	€19 million	Gain on the sale of non-facility business segments to Pirelli Real Estate from the Old Telecom Italia Group and of Property and Project business from Olivetti Multiservices

Moreover in 2002, €20 million of telephone cards, mostly for mobile phones, were sold to Autogrill S.p.A. (Edizione Holding group).

Financial Statements	Notes To Consolidated Financial Statements

(c)    Changes in accounts receivable allowances

The following table summarizes the changes in accounts receivable allowances for each of the three years ended December 31, 2004.

Trade accounts receivables, accounts receivables from affiliated companies and others
(millions of euro)
Year ended December 31, 2002:
Balance at beginning of period	885
• Charged to costs and expenses	546
• Deductions(1)	(438)

Balance at end of period	993

Year ended December 31, 2003:
Balance at beginning of period	993
• Charged to costs and expenses	471
• Deductions(1)	(625)

Balance at end of period	839

Year ended December 31, 2004:
Balance at beginning of period	839
• Charged to costs and expenses	275
• Deductions(1)	(322)

Balance at end of period	792

(1)	They refer to: uncollectible accounts written-off, net of recoveries, changes in the scope of consolidation and translation adjustments.

NOTE 26—SUBSEQUENT EVENTS

TIM Acquisition

On December 7, 2004 the Boards of Directors of Telecom Italia and TIM set out a plan for the merger of the two companies. Such plan is aimed at streamlining Telecom Italia Group’s ownership structure and optimizing the financial and capital structure of the Telecom Italia Group resulting from the merger, against a backdrop of rapid technological development focused on promoting a significant increase in business efficiencies. The plan provides for:

(i)	a partial voluntary cash tender offer by Telecom Italia for 2,456,534,241 TIM ordinary shares, equivalent to two/thirds of the ordinary share free float, and for all 132,069,163 TIM savings shares (the “Cash Tender Offer”); and

(ii)	the merger of TIM into Telecom Italia after the effective spin-off of the domestic mobile communications business, currently operated by TIM, into a subsidiary wholly owned by TIM. The spin-off became effective on March 1, 2005. Such spin-off resulted in the beneficiary company taking over the authorization held by TIM for the provision of mobile communications services in Italy. The merger is expected to occur by the end of June 2005.

Following authorization by Consob, on January 3, 2005 Telecom Italia launched the Cash Tender Offer, which was completed on January 21, 2005; the consideration offered by Telecom Italia was equal to €5.60 per TIM ordinary and savings share.

In order to pay the consideration connected with the Cash Tender Offer, Telecom Italia used €2,504 million of its own funds; in addition, a pool of Italian and international banks granted Telecom Italia a line of credit for a maximum aggregate amount of €12,000 million, divided into three tranches (the first equal to €3,000 million; the second equal to €6,000 million; and the third equal to €3,000 million) to be used to pay the portion of the consideration offered not covered by the amount to come from Telecom Italia.

The final result of the Cash Tender Offer was as follows: 2,639,154,665 ordinary shares (equal to approximately 31.2% of TIM ordinary share capital, and approximately 107.4% of the ordinary shares subject to the offer), and

F-66

Financial Statements	Notes To Consolidated Financial Statements

8,463,127 savings shares (equal to approximately 6.4% of TIM savings share capital and the same percentage of savings shares subject to the offer) were tendered.

Although not all the conditions to effectiveness of the Cash Tender Offer were met, and specifically the number of savings shares tendered was less than the minimum number of 88,046,109 TIM savings shares, taking into account the overall number of shares tendered and the purpose of the restructuring plan, the aforesaid conditions were waived by the Board of Directors of Telecom Italia which, on January 23, 2005, confirmed the effectiveness of the Cash Tender Offer and the purchase of the TIM savings shares tendered. Since the number of TIM ordinary shares exceeded the maximum number of ordinary shares sought in the Cash Tender Offer, Telecom Italia prorated the acceptances on the basis of the number of ordinary shares tendered. The transfer to Telecom Italia of ownership of shares tendered and accepted took place on January 28, 2005. The total consideration paid by Telecom Italia was €13,804 million, €2,504 million of which was paid with Telecom Italia’s own funds and €11,300 million was drawn from the line of credit made available in December by a pool of Italian and international banks (the residual amount on the first tranche of the line of credit, equal to €700 million, was cancelled). On February 11, 2005, the outstanding borrowings were reduced to €9,000 million with the first tranche of the line of credit repaid in the amount of €2,300 million.

On February 3, 2005 and February 11, 2005, respectively, Telecom Italia acquired 21 million TIM savings shares for a consideration of €117 million, and 42 million TIM ordinary shares for a consideration of €234 million, as a result of the exercise of an option agreement entered into in December 2004. In addition, following the completion of the Cash Tender Offer, Telecom Italia purchased 5,063,816 additional TIM savings shares through market transactions.

On January 23, 2005 the Board of Directors of Telecom Italia and TIM, adopted the plan to merge TIM with and into Telecom Italia.

Such merger plan confirmed the share exchange ratios for the reorganization plan which were first announced:

(i)	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06 per share; and

(ii)	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06 per share.

The merger will be implemented through:

(i)	cancellation of the TIM ordinary shares held by TIM on the effective date of merger, without share exchange;

(ii)	cancellation of the TIM ordinary and savings shares held by Telecom Italia on the effective date of merger, without share exchange; and

(iii)

cancellation of the TIM ordinary and savings shares outstanding on the effective date of the merger, according to the exchange ratios indicated above. A capital increase of up to €1,421 million, through the issue of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with par value of €0.55 per share, will service the share exchange.

With effect from the 2005 fiscal year, Telecom Italia will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS and therefore for purposes of IAS/IFRS currently in force, the TIM Acquisition will be accounted for using the purchase method, i.e., by valuing the newly issued shares given in exchange to minority shareholders at their fair value at the effective date of the merger. The difference between the fair value of the newly issued shares and the portion of TIM shareholders’ equity acquired through the merger will be recorded as goodwill.

On completion of the merger, Telecom Italia ordinary shares and savings shares will continue to be listed on the Borsa Italiana S.p.A. screen-based trading market; they will also continue to be listed on the New York Stock Exchange as ADSs.

Financial Statements	Notes To Consolidated Financial Statements

Sale of Entel Chile S.A.

On January 24, 2005 Telecom Italia International N.V. executed a stock purchase agreement with Almendral S.A., a Chilean holding company publicly traded at the Santiago’s Stock Exchange, for the sale of all its 129,530,284 shares (54.76% of the share capital) of Entel Chile S.A. for a total consideration of U.S.$934 million.

Telecom Italia convertible notes 2001-2010

After December 31, 2004, Telecom Italia received requests to convert the 2001-2010 convertible notes issued by Telecom Italia prior to March 10, 2005—the last day before the suspension of conversion rights before the annual shareholders’ meeting called to approve the annual financial statements (such conversion rights being again open to exercise as of April 19, 2005, ex dividend)—in the principal amount of €1,877,880,881 corresponding to approximately 885,520,209 Telecom Italia ordinary shares. The conversion resulted in a reduction of net financial debt by approximately €2 billion under Italian GAAP.

Sale of Databank

On March 14, 2005 Telecom Italia Media completed the sale of its 100% stake in its subsidiary Databank S.p.A. which operated in market research and sector surveys, to Centrale dei Bilanci S.r.l. and Cerved Business Information S.p.A., each of which is acquiring 50% of the share capital.

The sale price is equal to €5 million, in line with the company’s book value. This operation is a further step in the process of rationalization of Telecom Italia Media Group’s portfolio, exiting from activities not in synergy with the core business.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 27—RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

			Years ended December 31,
			2002	2003	2004
			(millions of euro)
RECONCILIATION OF NET INCOME (LOSS) ITALIAN GAAP TO U.S. GAAP
NET INCOME (LOSS)
Net income (loss) as reported in the consolidated statements of operations			(306)	2,428	1,902
Minority interests			(467)	(1,236)	(1,121)

Net income (loss), net of minority interests applicable for U.S. GAAP purposes	A	)	(773)	1,192	781
Items increasing/decreasing reported net income (loss):
1. Purchase method of accounting related to Old Telecom Italia acquisition in 1999 and 2003:
(a) Goodwill			1,293	1,318	1,373
(b) Intangible assets			(415)	(582)	(963)
(c) Tangible fixed assets			76	28	59
(d) Other			(253)	266	(106)

			701	1,030	363
2. Purchase method of accounting for other transactions			243	50	30
3. Reversal of goodwill amortization and impairment			524	268	484
4. Capitalization of interest on tangible and intangible fixed assets under construction and related depreciation and amortization			127	60	(12)
5. Sale of real estate properties			(153)	9	16
6. Securitization of satellite investments			—	6	183
7. Investment in stock of subsidiary companies			83	3	(27)
8. Common control transactions			14	11	6
9. Non-capitalizable expenses			79	49	3
10. Reversal of provisions			(167)	104	(148)
11. Revenue recognition			(86)	(120)	(280)
12. Derivative financial instruments			319	(171)	(34)
13. Other			221	(51)	5

	B	)	1,905	1,248	589

U.S. GAAP income before reconciliation effects of income taxes, minority interests, discontinued operations and cumulative effect of accounting changes	C = A + B	)	1,132	2,440	1,370
Income taxes:
• Deferred tax adjustments (see Note 27.14)			1,376	(814)	(359)
• Tax effect on reconciling items			97	120	636

U.S. GAAP income before reconciliation effects of minority interests, discontinued operations and cumulative effect of accounting changes	D	)	2,605	1,746	1,647
Minority interests on reconciling items	E	)	(655)	(321)	(97)
Total effect of the reconciling differences on discontinued operations (see Note 27.16):
• Gross adjustments (purchase method of accounting and other)			511	(1,559)	(24)
• Tax effects			(507)	1,695	4
• Minority interests			2	301	11

Total effect of discontinued operations	F	)	6	437	(9)

Net income in accordance with U.S. GAAP, before cumulative effect of accounting changes	G = D + E + F	)	1,956	1,862	1,541
Cumulative effect of accounting changes, net of tax(*)	H	)	—	(21)	—

Net income in accordance with U.S. GAAP	I = G + H	)	1,956	1,841	1,541

(*)	See Note 27.13 (Other – Asset retirement obligations).

Financial Statements	Notes To Consolidated Financial Statements

EARNINGS PER ORDINARY SHARE AMOUNTS IN ACCORDANCE WITH U.S. GAAP (*)

	Years ended December 31,
	2002	2003	2004
	(euro per share)
Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	0.82	0.18	0.10

Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP from discontinued operations	(0.34)	0.02	(0.01)

Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	0.00	(0.01)	(0.00)

Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP	0.48	0.20	0.09

EARNINGS PER SAVINGS SHARE AMOUNTS IN ACCORDANCE WITH U.S. GAAP (*)

	Years ended December 31,
	2002	2003	2004
	(euro per share)
Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	0.19	0.11

Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP from discontinued operations	—	0.03	0.00

Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP from cumulative effect of accounting changes	—	0.01	0.01

Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP	—	0.21	0.10

(*)

The earnings per share amounts have been calculated as set forth in SFAS 128, “Earnings Per Share”. Also refer to Note 29 (P) for additional information on earnings per share. The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of savings shares, above the dividends paid on the ordinary shares. For purposes of these calculations the weighted average number of shares was 4,054,375,543, 9,035,480,606 and 16,004,215,546 as of December 31, 2002, 2003 and 2004, respectively.

Telecom Italia (formerly Olivetti) did not have savings shares before the Merger of August 4, 2003. Each ADS represents 10 Shares or 10 Savings Shares, as applicable.

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2003	2004
	(millions of euro)
RECONCILIATION OF STOCKHOLDERS’ EQUITY ITALIAN GAAP TO U.S. GAAP
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	20,589	19,861
Minority interests	(4,497)	(4,689)

Stockholders’ equity, net of minority interests	16,092	15,172
Items increasing (decreasing) reported stockholders’ equity:
1. Purchase method of accounting related to Old Telecom Italia acquisitions in 1999 and 2003:
(a) Goodwill	10,487	11,859
(b) Intangible assets	13,285	12,322
(c) Tangible fixed assets	552	611
(d) Other	(376)	(451)

	23,948	24,341
2. Purchase method of accounting for other transactions	324	355
3. Reversal of goodwill amortization and impairment	364	848
4. Capitalization of interest on tangible and intangible fixed assets under construction and related depreciation and amortization	364	351
5. Sale of real estate properties	(210)	(194)
6. Securitization of satellite investments	50	—
7. Investment in stock of subsidiary companies	86	59
8. Common control transactions	(67)	(61)
9. Non-capitalizable expenses	(55)	(46)
10. Reversal of provisions	260	113
11. Revenue recognition	(200)	(483)
12. Derivative financial instruments	20	(206)
13. Other	(25)	(27)
14. Deferred tax adjustments	468	110
15. Treasury stock	(393)	(393)
16. Discontinued operations	(39)	(45)
Cumulative effect of accounting changes, net of tax	(21)	—
Deferred taxes and effect on reconciling items	(5,446)	(4,743)
Minority interests on reconciling items	(453)	(324)

Stockholders’ equity in accordance with U.S. GAAP	35,067	34,827

The consolidated financial statements of the Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession as described in Notes 1, 2 and 3, which differ in certain significant respects from U.S. GAAP. A summary of the significant differences is as follows:

BUSINESS COMBINATIONS – GENERAL

The accounting for business combinations differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following:

•

for certain transactions that use shares for part, or all, of the consideration, Italian GAAP allows the shares exchanged to be accounted for as a pooling of interest. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, U.S. GAAP requires that an acquirer be determined, the fair value of the consideration exchanged be accounted for, and the purchase method of accounting be used for all business combinations;

•

in valuing stock-based consideration, U.S. GAAP requires that the average stock price be used for a reasonable period of time before and after the date of announcement (or date of exchange, if applicable); Italian GAAP often does not require recognition and accounting for the value of the securities exchanged;

Financial Statements	Notes To Consolidated Financial Statements

•	U.S. GAAP requires that any outstanding vested stock options of an acquired company be fair valued on the date of acquisition and included in the overall purchase price;

•

Italian GAAP does not provide specific guidance as to the effective date of an acquisition, and therefore, the date from which the results of operations can be included in the results of the Group; U.S. GAAP requires that the acquisition be accounted for as of the effective date;

•

in certain circumstances, Italian GAAP allows carry over basis of accounting to be used for assets acquired in a business combination. Under U.S. GAAP, a detailed allocation of the purchase price to the assets and liabilities of the purchased business is required; and

•

in accordance with U.S. GAAP certain put and call arrangements are considered to be acquisition financing and, therefore, part of the original purchase price. Under Italian GAAP, they are usually not recorded until the amounts are paid.

1.    PURCHASE METHOD OF ACCOUNTING RELATED TO OLD TELECOM ITALIA ACQUISITIONS IN 1999 AND 2003

In 1999, Telecom Italia (formerly Olivetti), through its 72.9% owned subsidiary Tecnost, acquired a 54.16% controlling interest in Old Telecom Italia for a total consideration of €32,506 million (including direct acquisition costs), financed through a combination of cash, bonds and shares.

Under Italian GAAP, the excess of the purchase price, amounting to approximately €26,208 million, was calculated based on the book value of the net assets acquired (subject to certain adjustments), allocated to goodwill and amortized over a period of 20 years.

Under U.S. GAAP, the Old Telecom Italia acquisition was accounted for using the purchase method and the tangible and intangible assets acquired and liabilities assumed were recorded at estimated fair values, as determined by the Telecom Italia (formerly Olivetti) Group’s management. This led to the recognition of goodwill for U.S. GAAP purposes in a lower amount than for Italian GAAP.

In 2000, Tecnost was merged into Telecom Italia (formerly Olivetti) resulting in the acquisition by Telecom Italia of the minority interest in Tecnost. This transaction was effected by the issue of shares in Telecom Italia to the minority interest shareholders in Tecnost. No cash consideration was involved.

Under Italian GAAP, the merger was accounted for at book value. Under U.S. GAAP the acquisition of the minority interests through the merger was accounted for under the purchase method: the purchase consideration was calculated based on the fair value of the former Olivetti shares issued (the average quoted market prices on the five days spanning the date of the announcement). The excess of the acquisition cost of the minority interests over the fair value of the net assets acquired, amounting to approximately €2,774 million, was recorded as goodwill. Such goodwill, was not recorded for Italian GAAP purposes and reduced the difference on goodwill recorded in 1999.

As indicated in Note 1, on August 4, 2003, Old Telecom Italia was merged into Olivetti which was subsequently renamed Telecom Italia. Under Italian GAAP, the Merger was recorded as a pooling of interest with the two companies being combined at book value. Under U.S. GAAP, in accordance with SFAS 141, Olivetti was identified as the acquiring company and the acquisition of the minority interests was accounted for under the purchase method. The fair value of the consideration amounted to €23,255 million, which was calculated as the total of the cash paid in the tender offer and the fair value of the Olivetti shares exchanged. The application of U.S. GAAP to the 2003 business combination has led to additional goodwill of €12,527 million.

The following represents the calculation of the total consideration related to the 2003 business combination:

(millions of euro)
Cash purchase price paid in the tender offer	5,274
Fair value of Olivetti shares exchanged	17,927
Other direct acquisition costs	54

Total purchase price to be allocated	23,255

Financial Statements	Notes To Consolidated Financial Statements

Since December 31, 2003, there have been no changes to the preliminary allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities assumed as of July 31, 2003. The following represents the final allocation of the purchase price:

	Fair Value of Old Telecom Italia Assets and Liabilities at date of acquisition	Assets and Liabilities Acquired
	millions of euro
	Unaudited
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

The goodwill of €12,527 million was assigned to each of the Group’s segments based upon the relative fair value of each segment to the fair value of the acquired minority interests as a whole: €8,323 million to the Wireline segment, €4,169 million to the Mobile segment and the balance to the remaining segments. Goodwill is not deductible for tax purposes.

Current assets at fair value, reported in the table above, consist principally of cash and banks, assets held for sale, marketable debt and equity securities, accounts receivable and other assets. Marketable debt and equity securities are at fair value determined based on stock market price and valuations based primarily on the discounted cash flow method.

Property, plant and equipment at fair value consist principally of tangible assets utilized in the Group’s operations and real estate. The fair values of tangible assets utilized for the Group operations and for real estate are based on replacement costs and other market value information.

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

Certain historical U.S. GAAP adjustments that were included in the reconciliation from Italian to U.S. GAAP prior to the 1999 and 2003 acquisitions of Old Telecom Italia by Olivetti no longer exist after the application of

Financial Statements	Notes To Consolidated Financial Statements

purchase accounting. For example, the adjustments related to the elimination of the revaluations of tangible assets as permitted by Italian law and the elimination of the intercompany profit on sales of intangible and tangible fixed assets within the Old Telecom Italia Group have been considered as a part of the application of purchase accounting and, therefore, are no longer included as reconciling items. In addition, certain U.S. GAAP differences for the period ended December 31, 2003 and 2004 and further described under paragraphs 27.2 to 27.13 are presented net of the effects of the purchase accounting.

The following table represents the pro-forma results of operations, net income before discontinued operations and cumulative effect of accounting changes and net income, as if the acquisition of the 60.47% minority interests had occurred as of January 1, 2002, and as of January 1, 2003 instead of the effective date of July 31, 2003. In both years, revenue would not have been affected by the acquisition of the minority interests. Pro-forma adjustments are principally related to the amortization of the fair value adjustments on the acquired tangible and intangible fixed assets, the reduction in amounts attributable to minority interests and the change in fair value of debt assumed.

	2002	2003
	(millions of euro except per share amounts)
	Unaudited
Net income in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	3,747	1,850

Net income in accordance with U.S. GAAP	2,378	2,024

Earnings per Share
Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	0.92	0.20

Basic and diluted EPS per Ordinary Share amounts in accordance with U.S. GAAP	0.59	0.20

Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP before discontinued operations and cumulative effect of accounting changes	—	0.22

Basic and diluted EPS per Savings Share amounts in accordance with U.S. GAAP	—	0.22

The cumulative reconciling differences as a result of the differences in accounting treatment can be summarized as follows:

(a)	Under Italian GAAP, the goodwill resulting from acquisitions is amortized over 20 years. The amount of Italian GAAP amortization is reversed for U.S. GAAP purposes.

(b)

The intangible assets resulting from the application of purchase accounting for U.S. GAAP purposes are amortized over the estimated useful lives. Intangible assets within indefinite useful lives are tested annually for impairment in accordance with SFAS 142.

(c)

Fair value adjustments to tangible fixed assets are depreciated over the estimated useful lives. Due to the mix of fair value adjustments, the reconciling difference results in a net reduction in the Italian GAAP depreciation charge for the period 2002 through 2004.

(d)

Other items include various fair value adjustments recorded as of the date of the merger including fair value of debt instruments which were adjusted to the quoted market value, deferred revenue, capital grants and other.

In addition, certain historical U.S. GAAP adjustments that were included in the reconciliation from Italian to U.S. GAAP prior to the acquisition of Old Telecom Italia by Olivetti no longer exist after the application of purchase accounting. For example, the adjustments related to the elimination of the revaluations of tangible assets as permitted by Italian law and the elimination of the intercompany profit on sales of intangible and tangible fixed assets within the Old Telecom Italia Group have been considered as a part of the application of purchase accounting and, therefore, are no longer included as reconciling items. In addition, certain U.S. GAAP differences for the period ended December 31, 2003 and 2004 and further described under paragraphs 27.2 to 27.13 are presented net of the effects of the purchase accounting related to the 2003 merger.

Financial Statements	Notes To Consolidated Financial Statements

2.    PURCHASE METHOD OF ACCOUNTING FOR OTHER TRANSACTIONS

Several acquisitions, which were all required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP. Such acquisitions were mainly carried out by Telecom Italia Media S.p.A. (formerly SEAT) through the issuance of additional shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the interest received is used to determine the purchase price and, if not readily determinable, the fair value of SEAT’s shares were used to measure the acquisition price.

3.    REVERSAL OF GOODWILL AMORTIZATION AND IMPAIRMENT

Italian GAAP requires that goodwill be amortized over the asset’s estimated economic life. Upon the adoption of SFAS 142 on January 1, 2002, the Group ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, under U.S. GAAP goodwill is assessed for impairment at least annually. If indicators of impairment exist during the year, then an impairment review is conducted before the annual review. This reconciling item does not include the reversal of amortization of goodwill related to Old Telecom Italia acquisitions in 1999 and 2003 described in note 27.1 above.

The adjustment also includes the reversal of goodwill impairment recorded for Italian GAAP purposes to the extent that the SFAS 142 impairment testing method does not result in recognition of impairment at the applicable reporting unit level.

4.    CAPITALIZATION OF INTEREST ON TANGIBLE AND INTANGIBLE FIXED ASSETS UNDER CONSTRUCTION AND RELATED DEPRECIATION AND AMORTIZATION

In accordance with Italian GAAP, Telecom Italia capitalizes interest on construction projects only when specific borrowings can be attributed to the project. U.S. GAAP requires interest to be capitalized on both tangible and intangible fixed assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized in previous years relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. Moreover, as a result of the purchase accounting adjustments recorded in prior years, the part of this adjustment related to fair value adjustments of minority interest has been included in the purchase price adjustment detailed in note 27.1 above.

5.    SALE OF REAL ESTATE PROPERTIES

In 2000, the Group transferred certain real estate properties to a wholly-owned subsidiary (“IM.SER”), 60% of which was then sold to third parties. Concurrent with the sale, the Group entered into long-term lease agreements for a portion of the transferred real estate portfolio. Concurrent with the partial sale of the subsidiary, IM.SER borrowed funds from a syndicate of banks, with the funds being dispersed to the shareholders as a special dividend. For purposes of Italian GAAP, a gain was recognized to the extent of the fair market value of the transferred property over its historical cost for that portion sold to third parties. For purposes of U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale of the subsidiary and the special dividend are treated as a secured borrowing; therefore the gain has been reversed and the real estate retained, along with the additional indebtedness, has been recorded at historical cost.

Through 2004, the Group has entered into a series of other real estate transactions that involved IM.SER, Pirelli and other Group related parties. Under U.S. GAAP these transactions did not meet certain of the sale/leaseback criteria; therefore the assets and certain debts of the special purpose entities are included in the U.S. GAAP financial statements. As a result of the purchase accounting adjustments recorded in prior years, the part of this adjustment related to fair value adjustments of minority interest has been included in the purchase price adjustment detailed in note 27.1 above. Further details of the adjustment are provided in note 29 (F) below.

6.    SECURITIZATION OF SATELLITE INVESTMENTS

In late 2001, Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg (Mirror International Holding, or “Mirror”) to which it transferred its non-controlling investments in certain entities in the satellite communications sector at an amount equal to the fair value of the investments contributed. Subsequently, 70% of

Financial Statements	Notes To Consolidated Financial Statements

the interest in Mirror was sold to Lehman Brothers Merchant Bank (LBMB), with Mirror subsequently obtaining debt financing. For Italian GAAP purposes this transaction was accounted for as a partial sale of financial assets with a pre-tax gain of €170 million being recorded. For U.S. GAAP purposes, Mirror was deemed a non-qualified special purpose entity and the transaction was not accounted for as a sale. Instead, the accounts of Mirror have been consolidated by the Group, eliminating the related step-up of the assets and the gain. The cash received from the debt financing of Mirror was reflected as debt on the Group’s balance sheet and the cash received from the partial sale of the investment has been reflected as minority interests in Mirror.

In 2004, the Group sold its remaining interest in Mirror to the existing shareholders and was subsequently released from all future guarantees. As a result, the reconciling difference was eliminated as of the end of 2004. See note 29 (E) for additional information.

7.    INVESTMENT IN STOCK OF SUBSIDIARY COMPANIES

In previous years, Telecom Italia recorded a portion of the total stock owned in certain otherwise consolidated subsidiaries within current assets. The portion of the earnings, losses and the ownership interest in the net assets associated with such stock was not consolidated under Italian GAAP, and the shares of the subsidiary were recorded at the lower of historical cost or fair value within current assets. In 2004, in anticipation of the merger of Telecom Italia and TIM the shares were reclassified to long-term investment and fully consolidated under Italian GAAP.

Under U.S. GAAP, shares in consolidated subsidiaries cannot be treated as marketable securities, but must be consolidated. In prior years, the value of the investment in subsidiary stock was adjusted to original cost and eliminated upon consolidation. The movement on the reconciling item in 2004 represents the amortization and depreciation of the step up of intangible and tangible fixed assets, recorded in previous years.

8.    COMMON CONTROL TRANSACTIONS

During 2000, Telecom Italia acquired an additional ownership percentage in TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under Italian GAAP, this transaction resulted in an increase in equity and goodwill.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed, along with the related goodwill amortization. As a result of the purchase accounting adjustments recorded in prior years, the part of this adjustment related to fair value adjustments of minority interest has been included in the purchase price adjustment detailed in note 27.1 above.

9.    NON-CAPITALIZABLE EXPENSES

Under Italian GAAP, the Group capitalizes certain expenses for reorganizations, start-up and expansion costs and other costs associated with certain intangible assets. Under U.S. GAAP, these costs cannot be capitalized and have therefore been expensed. Subsequent periods’ amortization of these expenses under Italian GAAP is reversed for U.S. GAAP purposes.

10.    REVERSAL OF PROVISIONS

GENERAL PROVISIONS

In prior years, the Group has established provisions related to certain general business risks, such as the risk of technological changes to existing assets or possible asset disposals. Italian GAAP requires that provisions be recorded for such risks on the basis of prudence. U.S. GAAP requires that certain requirements be met before provisions can be recorded. As a result, these provisions have been reversed for U.S. GAAP purposes. In 2004, this provision was utilized almost entirely for Italian GAAP and as a result, the remaining difference on the net equity at December 31, 2004 has been significantly reduced. In addition, under Italian GAAP, during 2004, the Group established a provision for risks related to the restructuring of its investment in the Mediterranean area and established a provision of approximately €91 million, This has been reversed for U.S. GAAP purposes since it does not meet the conditions for recognition under SFAS 5 “Accounting for Contingencies”.

Financial Statements	Notes To Consolidated Financial Statements

RESTRUCTURING RESERVE

The Italian GAAP financial statements include restructuring reserves. Under U.S. GAAP, in accordance with SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, certain conditions must be met before a restructuring accrual can be established. The accruals recorded for Italian GAAP in prior years were reversed for U.S. GAAP. As the reserves are utilized in the statement of operations for Italian GAAP, the U.S. GAAP reconciling items are reversed to eliminate the statement of operations effect of the movement on the reserve.

11.    REVENUE RECOGNITION

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period (estimated as 8 years for retail customers and 3 years for wholesale customers), and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

12.    DERIVATIVE FINANCIAL INSTRUMENTS

The Group enters into a number of derivative agreements to manage its risks related to changes in interest rates, foreign currency exchange rates and the value of equity investments. The Group’s derivative instruments include interest rate swap and collar agreements, cross currency and interest rate swaps, foreign currency options and forward contracts and equity securities options.

The Group’s accounting policies related to its derivative financial instruments under Italian GAAP are reported in Note 3—Accounting Policies.

For U.S. GAAP purposes the Group applies the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 requires the Group to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Group must designate the hedging instrument, based upon the exposure being hedged, as a fair value or cash flow hedge.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the statement of operations.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of Other Comprehensive Income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings (see Note 27.17). The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in the statement of operations.

For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in the statement of operations.

Disclosures required by U.S. GAAP are provided in note 29 (J) below.

13.    OTHER

Other is comprised of a number of individually insignificant amounts including the following:

STOCK OPTIONS

Under Italian GAAP, stock options when exercised are recorded as share capital and additional paid-in-capital. Initial grants of stock options have no financial statement impact. For U.S. GAAP purposes, these transactions are treated as compensation expense on the measurement date based on the difference between the quoted market

Financial Statements	Notes To Consolidated Financial Statements

price of the shares and the cost of those shares to the employees (i.e. “intrinsic value”). The reconciling differences relate to the differences in timing, valuation and expensing of the items. Disclosures required by U.S. GAAP are provided in note 29 (L) below.

INVESTMENTS IN MARKETABLE SECURITIES

For Italian GAAP, equity securities are held at the lower of cost or market value. For U.S. GAAP, securities are recorded at fair value and for those classified as available for sale the related change in value over the year is recorded in Other Comprehensive Income (“OCI”) within the Statement of Changes in Stockholders’ Equity. As realized, such amounts are reclassified from OCI to the statement of operations (see Note 27.17). Disclosures required by U.S. GAAP are provided in note 29 (C) below.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Under Italian GAAP, the Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been an other than temporary decrease in value. For U.S. GAAP, the Group follows the guidance provided in SFAS 142 “Goodwill and Other Intangible Assets” for all goodwill and indefinite lived assets and follows the guidance of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to evaluate and account for impairments of depreciable assets or assets to be disposed of. As a result, certain provisions recorded until Italian GAAP to record losses on fixed assets have been reversed for U.S. GAAP purposes.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, the Group adopted SFAS 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of the long-lived assets. This Asset Retirement Obligation, or “ARO” has been reported at its fair value as of January 1, 2003, as a cumulative effect of an accounting change under U.S. GAAP, net of its related tax effect, (€21 million). Under Italian GAAP, asset retirement liabilities are not recognized. Disclosures required by U.S. GAAP are provided in note 29 (R) below.

14.    DEFERRED TAX ADJUSTMENTS

The differences between Italian GAAP and U.S. GAAP are primarily related to the recognition of certain deferred tax assets, including net operating losses and deferred taxes established for the basis differences of assets and liabilities. With respect to the deferred tax benefit of net operating losses or other deferred tax assets, the Group under Italian GAAP generally recognizes such deferred tax assets when they are reasonably certain to be realized. Under U.S. GAAP the deferred tax assets related to net operating losses and other deferred tax asset are always recognized but are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. Therefore, the valuation allowance is sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. Disclosures required by U.S. GAAP are provided in note 29 (N) below.

15.    TREASURY STOCK

Under Italian GAAP, the ordinary shares of Telecom Italia which have been purchased by the Group are recorded at historical cost within long-term assets, while, under U.S. GAAP, the cost of the acquired shares is shown as a deduction from stockholders’ equity.

16.    DISCONTINUED OPERATIONS

Under Italian GAAP, Telecom Italia continues to record the results of operations through the date of disposal (or earlier). Under U.S. GAAP, Telecom Italia identifies discontinued operations under the framework established by SFAS 144. The accompanying reconciliation of net income includes, in the “discontinued operations” line for 2003, the effect of all reconciling items associated with discontinued operations of SEAT which was sold in 2003.

In 2004, the Group announced the disposal of Digitel (Mobile segment) and Finsiel (IT Market segment) and commenced the disposal plan. The reconciling items which relate specifically to these entities are disclosed on a separate line item in the reconciliation of net income in the final reconciliation. The effect of this reclassification of the reconciling items does not affect net income.

F-81

Financial Statements	Notes To Consolidated Financial Statements

The net assets of discontinued operations included in the accompanying financial statements consisted of:

	(millions of euro)
	2003	2004
Current assets	661	603
Tangible assets, net	132	121
Goodwill and other intangibles, net	223	108

Total assets disposed of	1,016	832

Current liabilities	(448)	(365)
Long-term liabilities	(281)	(228)

Total liabilities disposed of	(729)	(593)

Net assets disposed of(*)	287	239

(*)	Includes €123 million and €173 million of minority interests in 2004 and in 2003, respectively.

The discontinued operations of Digitel and Finsiel in 2004 and Digitel, Finsiel and SEAT in 2003 and 2002 had revenues of €802 million in 2004, €1,763 million in 2003 and €2,673 million in 2002 and net income of €55 million and €195 million in 2004 and 2003, respectively, and a loss of €1,369 million in 2002.

17.    COMPREHENSIVE INCOME

SFAS 130 “Reporting Comprehensive Income” requires disclosure of the components of and total comprehensive income in the period in which such components, net of related tax effects, are recognized in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in stockholders’ equity during the reporting period except those resulting from investments by and distributions to owners. Unrealized gains and losses on investments classified as “available for sale securities” under U.S. GAAP, the cumulative effect of translation adjustments of foreign subsidiaries and the designated accounting cash flow hedges under SFAS 133 have been recognized as a component of comprehensive income.

18.    RECLASSIFICATIONS

Certain amounts in the presentation of the reconciliations of net income (loss) and stockholders’ equity from Italian GAAP to U.S. GAAP for prior years have been reclassified to conform to the 2004 presentation.

F-79

Financial Statements	Notes To Consolidated Financial Statements

NOTE 28—CONDENSED CONSOLIDATED U.S. GAAP FINANCIAL STATEMENTS

The condensed consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 presented below have been prepared to reflect the principal differences between the Telecom Italia Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2003	2004
	(millions of euro)
BALANCE SHEETS:
ASSETS
Current assets:
• from continuing operations	20,821	24,053
• from discontinued operations	1,016	832
Tangible assets, net	21,461	20,780
Goodwill	37,827	38,242
Other intangible assets, net	20,586	20,143
Other long-term assets:
• Deferred tax assets	3,949	1,561
• Other	2,573	1,933

Total assets	108,233	107,544

	As of December 31,
	2003	2004
	(millions of euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
• from continuing operations	22,888	17,017
• from discontinued operations	729	593
Long-term debt	32,418	39,257
Reserves and other liabilities:
• Deferred tax liabilities	6,362	6,063
• Other liabilities	4,471	3,606
• Employee termination indemnities	1,218	1,253

Total liabilities	68,086	67,789
Minority interests	5,080	4,928
Stockholders’ equity	35,067	34,827

Total liabilities and stockholders’ equity	108,233	107,544

Financial Statements	Notes To Consolidated Financial Statements

	Years ended December 31,
	2002	2003	2004
	(millions of euro)
STATEMENTS OF OPERATIONS:
Operating revenues	28,726	29,150	30,301
Other revenues	465	317	292

Total revenues	29,191	29,467	30,593
Operating expenses	(22,010)	(21,433)	(23,587)

Operating income	7,181	8,034	7,006
Financial and other expenses, net	(4,088)	(3,064)	(1,685)

Income from continuing operations before income taxes	3,093	4,970	5,321
Income tax benefit (expense)	3,248	(1,780)	(2,520)

Net income before minority interests, discontinued operations and cumulative effect of accounting changes	6,341	3,190	2,801
Minority interests	(3,016)	(1,523)	(1,205)
Net income (loss) from discontinued operations	(1,369)	195	(55)
Cumulative effect of accounting changes, net of tax	—	(21)	—

Net income	1,956	1,841	1,541

Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Share Capital	Additional paid-in Capital	Reserves, Retained Earnings and Net Income (Loss) of the Year	Total
	(millions of euro)
Balance as of January 1, 2002	8,785	3,342	1,485	13,612

Capital increases for conversion of bonds and exercise of warrants and stock options	60	—	(25)	35
Available for sale securities	—	—	(40)	(40)
Other movements	—	—	12	12
Translation adjustments on foreign currency financial statements during the year	—	—	(351)	(351)
Net income for the year 2002	—	—	1,956	1,956

Balance as of December 31, 2002	8,845	3,342	3,037	15,224

Capital increases for conversion of bonds and exercise of warrants and stock options	20	24	—	44
Available for sale securities	—	—	5	5
Exercise of the withdrawal rights	(11)	—	—	(11)
Effect of Merger exchange offer	—	17,981	—	17,981
Translation adjustments on foreign currency financial statements during the year	—	—	(17)	(17)
Net income for the year 2003	—	—	1,841	1,841

Balance as of December 31, 2003	8,854	21,347	4,866	35,067

Dividend distribution	—	—	(1,730)	(1,730)
Capital increases for conversion of bonds and exercise of warrants and stock options	11	36	—	47
Gain on dilution due to exercise of subsidiary stock options	—	—	66	66
Available for sale securities	—	—	39	39
Fair value of derivative financial instruments	—	—	(125)	(125)
Translation adjustments on foreign currency financial statements during the year	—	—	(78)	(78)
Net income for the year 2004	—	—	1,541	1,541

Balance as of December 31, 2004	8,865	21,383	4,579	34,827

	2002	2003	2004
	(millions of euro)
Other Comprehensive Income:
Net income for the year under U.S. GAAP	1,956	1,841	1,541
Translation adjustments on foreign currency financial statements during the year	(351)	(17)	(57)
Unrealized gains/(losses) on available for sale securities during the year	(40)	5	18
Derivative contracts designated as hedges	1	2	(125)

Total comprehensive income under U.S. GAAP	1,566	1,831	1,377

F-87

Financial Statements	Notes To Consolidated Financial Statements

NOTE 29—ADDITIONAL U.S. GAAP DISCLOSURES

(A) NEW U.S. GAAP ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.

In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), a revision to FIN 46, “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 as amended by FIN 46R have been applied as of January 1, 2004. The adoption of FIN 46 as amended by FIN 46R did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for classification and measurement of mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of fiscal 2004. The adoption of SFAS 150 did not have an effect on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”). EITF 01-8 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, “Accounting for Leases.” EITF 01-8 is effective for arrangements entered into or modified after the beginning of the reporting period that began after May 28, 2003. The adoption of EITF 01-8 did not have an effect on our consolidated financial statements.

In March 2004, the EITF reached a consensus on EITF Issue 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basis earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004.

In December 2004, the FASB issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” The Guidance in Accounting Principles Board Opinion 29 (“APB 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the

F-83

Financial Statements	Notes To Consolidated Financial Statements

prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We do not expect that the adoption of SFAS 123(R) will have a material impact on our consolidated financial position or results of operations.

(B) ACQUISITIONS

The following discussion outlines the most important acquisitions (except for the Merger) for the periods presented.

2004

No significant acquisition was effected by the Group during the year 2004.

2003

The Group made several acquisitions in 2003. Excluding the Olivetti-Telecom Italia acquisition, as described in Note 1 and Note 27, the other acquisitions have not had a material impact on consolidated operating revenues, income before income tax, net income or earning per share.

As described in Note 1, in September 2003, the Group acquired 100% of the stake in HanseNet, a broadband operator in the Hamburg (Germany) area, from e.Biscom. The total consideration paid by Telecom Italia amounted to €243 million (€50 million cash payment and €193 million in debt of HanseNet) and €63 million of goodwill was assigned to the Wireline Business Unit segment.

2002

Blu

On October 7, 2002, TIM purchased the number four wireless operator in Italy, Blu S.p.A. (“Blu”), with Blu being merged into TIM S.p.A. on December 23, 2002 (effective date). Immediately prior to the acquisition, Blu sold off most of its core assets to the other rival phone companies in Italy, as called for in the final antitrust resolution that allowed the sale to go forward. TIM paid approximately €84 million in cash to receive 100% of the shares of Blu, assumed approximately €546 million in debt and forfeited approximately €90 million in net receivables from Blu for a total purchase price under U.S. GAAP of €720 million. The Italian antitrust authorities required that Blu be acquired in pieces by all of the Italian market mobile operators, therefore under SFAS 141 and EITF 98-3, “Determining Whether Non monetary Transactions Involves Receipt of Productive Assets or of a Business”, Blu did not represent a business as defined and, therefore, no goodwill could be assigned based on the purchase price. As the acquisition of Blu did not qualify as a “business” as required under SFAS 141, the Group applied the guidance as established in EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”. Based on the guidance in EITF 98-11, the acquisition of Blu has been treated as the acquisition of a collection of assets, including a part of the benefit of the net operating losses (“NOL’s”) acquired. In accordance with this guidance, part of the deferred tax assets related to the NOL’s of Blu were not recorded at the acquisition date, as these items were not known at the time of the acquisition. In accordance with EITF 98-11, the NOL’s first reduced long-lived assets to zero, prior to being recorded in the statement of operations. The benefit of the deferred tax assets was recognized in 2002, along with the deferred credit. The benefit from both the NOL’s and the deferred credit were recognized in the tax expense line of the condensed financial statements. The following represents the allocation of the purchase price paid for Blu:

(millions of euro)
Current assets, net	617
Long-term assets	53
Intangibles	22
Deferred tax on assets purchased	2
Tax net operating losses	103
Deferred credit	(77)

Net assets acquired	720

Financial Statements	Notes To Consolidated Financial Statements

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

(C) MARKETABLE SECURITIES

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

Available for sale securities are recorded at fair value with the net unrealized gains or losses reported, net of tax, in other comprehensive income. Prior to December 31, 2002, virtually all of the Group’s marketable securities were classified as trading. Given the prolonged drop in security valuations and the adequate liquidity generated by the Group operations, the Group reclassified the portfolio to available for sale. The transfer was made at market value, resulting in a loss of €169 million as of December 31, 2002. For the year ended December 31, 2003, the available for sale portfolio has resulted in unrealized gains of €28 million.

For the year ended December 31, 2004, the available for sale portfolio has resulted in unrealized gains of €1 million.

The fair value of all portfolios is determined by quoted market prices.

December 31, 2003	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(millions of euro)
Trading securities	8	—	—	8
Available for sale	2,045	28	—	2,073

Total marketable securities	2,053	28	—	2,081

December 31, 2004	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(millions of euro)
Trading securities	7	—	—	7
Available for sale	433	1	—	434

Total marketable securities	440	1	—	441

Marketable securities as of December 31, 2004 include debt securities of €431 million, classified by maturity as follows (in millions of euro):

December 31, 2004
Debt securities:
Within 1 year	5
After 1 year through 5 years	142
After 5 years through 10 years	145
After 10 years	139

431

Financial Statements	Notes To Consolidated Financial Statements

(D) SECURITIZATION OF ACCOUNTS RECEIVABLE

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

During 2004, 2003 and 2002 the following cash flows were received from and paid to the Vehicle:

	December 31,
	2002	2003	2004
	(millions of euro)
Gross trade receivables sold to the Vehicle	9,003	8,994	8,821
Collections remitted to the Vehicle	(8,155)	(8,119)	(8,012)
Discount	(65)	(74)	(93)
Remaining retained interest	(394)	(367)	(285)

Net cash received in advance from the Vehicle	389	434	431

The amounts recorded in the balance sheets and statements of operations for 2004, 2003 and 2002 are as follows:

	December 31,
	2002	2003	2004
	(millions of euro)
Receivables to be collected still held by the Vehicle	849	874	869
Retained interest	394	367	285
Allowance for bad debts	24	23	23
Loss recognized in the statement of operations	89	97	116

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

F-86

Financial Statements	Notes To Consolidated Financial Statements

(E) SECURITIZATION OF SATELLITE INVESTMENTS

In 2001 Telecom Italia formed a wholly-owned subsidiary domiciled in Luxembourg, Mirror, to which it transferred certain investments in entities in the satellite communications sector at their fair market values of €550 million. Mirror subsequently obtained a non-recourse loan of €217 million from a merchant bank, which was subsequently disbursed to Telecom Italia, leaving Telecom Italia with a net equity shareholding of €333 million in Mirror under Italian GAAP. Subsequent to the loan, 70% of the equity in Mirror was sold to the same merchant bank for a total of €233 million, providing Telecom Italia a total of €450 million in cash from the partial disposal of the satellite shareholdings. In the consolidated Italian GAAP financial statements the transaction has been accounted for as a sale, with a gain of €170 million being recognized on the sale of 70% of the assets and the remaining 30% interest in Mirror being recorded as an equity investment. For Italian GAAP purposes the remaining equity investment was considered impaired for €40 million at December 31, 2001.

Under U.S. GAAP the structuring of the transaction was considered a securitization, with Mirror being deemed a non-qualified special purpose entity and therefore the requirements for sales recognition accounting were not met. Consequently U.S. GAAP required that Mirror be consolidated.

In 2003, the Group sold a part of its interest in Inmarsat, a company in which Mirror has a minority interest, for €24 million. As part of the transaction, the Group made a capital contribution to Mirror of €24 million, which Mirror used to reduce debt. Under Italian GAAP, the gain on the sale was considered in the equity method accounting for Mirror and the capital contribution was considered as an increase to investment value of Inmarsat. An impairment of €30 million was also recorded to reduce the value of Inmarsat to fair value. Under U.S. GAAP, the €24 million sale reduced the value of the Group’s investment in Inmarsat and the subsequent payment to Mirror will be considered as a reduction in Mirror’s debt.

In 2004, the Group renegotiated with the existing shareholders their exit from the investment, and was released from all guarantees. At December 31, 2004 the Group therefore is no longer involved in Mirror and has no further obligations.

Therefore, the historical US GAAP adjustment no longer exists as it was entirely reversed through the statement of operations on the sale of the underlying securities in 2004.

(F) SALE OF REAL ESTATE PROPERTIES

In late 2000, the Group transferred a going concern, including a portion of their real estate portfolio, to a wholly-owned subsidiary, IM.SER, at the fair market value of €2,900 million. The assets’ net book value on the date of transfer was €2,392 million. Subsequently, the Group sold 60% of their interest in IM.SER to third parties for cash in the amount of €1,740 million. Telecom Italia subsequently leased back 90% of the buildings contributed to IM.SER on long-term contracts. In total Telecom Italia received cash in the amount of €2,700 million, which came from both the sale of the investment and a cash dividend distribution from IM.SER, with the distribution of funds being provided by IM.SER’s borrowing from a consortium of banks. Under Italian GAAP, a pre-tax gain for the amount of €312 million was recorded in the consolidated financial statements. Under U.S. GAAP, the transfer of the assets to the wholly-owned subsidiary, the subsequent lease agreement, the receipt of cash by the Group from the partial sale and the special dividend are considered to be secured borrowings. This type of accounting treatment requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value. Additionally, the gain recognized under Italian GAAP on the partial sale of the subsidiary is reversed for U.S. GAAP purposes. The balance sheet of the Group at December 31, 2004 under U.S. GAAP reflects an increase in long-term debt of €2,147 million and an increase in real estate of €1,655 million (net of the depreciation from the date of transfer).

In 2002, the Group entered into additional arrangements in relation to its real estate assets. Through a series of assets contributions, transfers and partial sales, the Group re-packaged selected real estate assets with investors, recognizing a net gain of approximately €150 million in the consolidated statement of operations under Italian GAAP. Under U.S. GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. These transactions, including those related to Tiglio I and IM.SER, did not meet the accounting requirements for sale under either SFAS 98 “Accounting for Leases” or SFAS 66 “Accounting for Sales of Real Estate”, requiring that the assets continue to be accounted for on the balance sheet. The transactions under Tiglio II are newly contributed assets and were also considered “failed sales” requiring similar accounting to the aforementioned IM.SER transaction. As a result, in 2002, a significant portion of the gains recognized under Italian GAAP were reversed for U.S. GAAP and the additional assets and liabilities consolidated.

Financial Statements	Notes To Consolidated Financial Statements

In 2003, Telecom Italia spun off its interest in Tiglio I and Tiglio II into a new entity called Ortensia. The Group entered into these additional arrangements through a series of asset contributions, transfers and partial sales. Under U.S. GAAP, significant portions of these transactions were considered to be either “failed-sale leasebacks” or “failed sales”. As a result, in 2003 the assets and liabilities were recorded based on historic cost and the gain recognized under Italian GAAP was reversed.

Also in 2003, the Group reacquired some assets that it had been leasing from a 20% owned investment named Teleleasing. These assets, along with other assets owned by the Group, were then subsequently sold through a series of transactions to Lastra Holdings. During the series of transactions, secured debt was obtained by the rental payment and the proceeds of the debt were paid to Telecom Italia as the sales price. Telecom Italia has then guaranteed the value of these rental payments. The accounting treatment, similar to the accounting described above, requires that the real estate continue to be reflected in the consolidated financial statements and depreciated based on its historical net book value.

During the year 2004 certain transactions occurred whereby the underlying real estate assets entered into various real estate funds. However, the new transactions did not change the historical US GAAP accounting treatment described previously, mainly due to the continuing involvement of the Telecom Italia Group with reference to the sold assets.

(G) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (PLANT AND EQUIPMENT AND ACQUIRED TECHNOLOGY)

The Group uses SFAS 144 for impairments of long-lived assets, which requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. No write-downs of long-lived assets were recorded under SFAS 144 in 2002. In 2003, as further discussed in Note 29(H), an indicator of impairment on goodwill and intangibles related to the Buffetti reporting unit was identified as of July 31, 2003. Prior to the performance of the goodwill impairment test, the Group performed a SFAS 144 impairment analysis on its long lived assets, including identified intangibles. It was determined that the carrying value of the intangible assets was lower than the undiscounted cash flows for such intangibles. However, these assets were written-down to fair market value, by €48 million as a result of the 2003 acquisition of minorities. No asset impairments were recorded in 2004 under U.S. GAAP.

(H) GOODWILL AND OTHER INTANGIBLE ASSETS

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

The Group annually reviews the carrying value of acquired indefinite-lived intangible assets, including goodwill, to determine if impairment may exist. An interim assessment of goodwill may be necessary if an impairment indicator suggests that the fair value of a reporting unit may have decreased. The requirements of SFAS 142 are such that a two-step process is utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit were the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets

Financial Statements	Notes To Consolidated Financial Statements

not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized equal to that excess.

As part of the assessment in 2002, it was determined that certain reporting units within the Internet and Media reporting segment contained goodwill that was potentially impaired.

The Group identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €3,352 million less than these assets carrying value. This charge was taken as of December 31, 2002 and the reporting unit was disposed of in 2003.

As of July 31, 2003 the Group identified two reporting units, Buffetti and Entel Chile, for which an indicator of impairment existed as the fair value of the reporting units determined during the purchase accounting was less than the carrying value.

In the case of Buffetti, the sale of New SEAT resulted in a re-alignment of the business model. Buffetti is the retail franchise chain previously acquired by SEAT, selling business periodicals, office supplies and other business information. The sale of the Directories, Directories Assistance and Business Information components of SEAT was expected to impact Buffetti. The Group performed the second step of SFAS 142 and determined that the goodwill allocated to Buffetti were impaired resulting in a charge of €264 million.

During the purchase accounting the Group found that the fair value of Entel Chile was less than its carrying value. Based upon the results of step two of SFAS 142 an impairment charge of €395 million was taken as of July 31, 2003.

No additional impairments were required during the annual impairment testing as of December 31, 2003 and 2004.

The roll-forward schedule of goodwill by Business Unit from January 1, 2003, to December 31, 2004, is as follows:

(millions of euro)	BUSINESS UNITS
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other Activities	CONSOLIDATED
Goodwill as of January 1, 2003	15,932	9,548	878	4,589	70	41	7	—	31,065

—Effects of the Merger	8,249	3,410	(331)	(188)	—	—	—	—	11,140
—SEAT disposal	—	—	—	(3,995)	—	—	—	—	(3,995)
—Acquisitions and disposals, net	66	7	—	95	(47)	(7)	—	—	114
—Impairment charges	—	—	(395)	(289)	—	(38)	—	—	(722)
—Other	237	(17)	—	—	—	4	—	1	225

Goodwill as of December 31, 2003	24,484	12,948	152	212	23	—	7	1	37,827

—Acquisitions and disposals, net	3	219	—	232	(23)	—	—	1	432
—Impairment charges	—	—	—	—	—	—	—	—	—
—Other	(3)	(24)	—	—	—	—	—	10	(17)

Goodwill as of December 31, 2004	24,484	13,143	152	444	—	—	7	12	38,242

F-89

Financial Statements	Notes To Consolidated Financial Statements

The Group has recorded intangible assets for the TIM and Telecom Italia brand names in the amount of €444 million and €1,034 million respectively. These assets have indefinite useful lives.

Amortization expense for the years ended December 31, 2002, 2003 and 2004 was €1,992 million, €1,901 million and €2,618 million, respectively. The following table presents expected amortization of intangible assets for each of the next five fiscal years based on the carrying values as of December 31, 2004:

(millions of euro)
2005	2,600
2006	2,000
2007	1,400
2008	1,100
2009	1,100

(I) EXCHANGEABLE OPERA NOTES

In March 2001 the Group issued, through its 100% owned finance subsidiary Sogerim (merged in 2002 into TI Finance), Senior Unsecured Guaranteed Exchangeable Out Performance Equity, Redeemable in Any-Asset (“Opera”) Notes, which bear interest at 1% per year, mature in 2006 and are fully and irrevocably guaranteed by Telecom Italia S.p.A.. The Opera Notes were exchangeable for ordinary shares in Telecom Italia’s controlled subsidiaries TIM or SEAT. At the date of issuance the share prices of both subsidiaries were above the conversion prices implicit in the debt. The spin-off transaction and the subsequent disposal of the equity investment in the beneficiary company, New SEAT, did not result in any changes in the terms of the notes since the terms and conditions contemplated possible dispositions for purposes of settlement. During the exchange period ending 10 business days before March 15, 2006, such bonds are convertible into 180,453,860 TIM shares at an exercise price of approximately €10.88 or into 707,460,852 Seat Pagine Gialle shares at an exercise price of approximately €2.01 and into 125,606,848 TI Media shares at an exercise price of approximately €4.3. The annual yield upon maturity is 4.25% and the conversion will be at a ratio of 91.879193537 TIM shares or 360.2080473 Seat Pagine Gialle shares and 63.953500 TI Media shares for each €1,000 bond held.

TI Finance has the option of honoring the exchange request in shares, or giving in exchange the cash value of the shares calculated at 95% of the simple arithmetic average of the quoted market price of the shares, or settle the exchange in any combination thereof.

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

The notes contain certain restrictive covenants including, but not limited to, restrictions related to the Group’s ability to incur debt senior to the Opera Notes. The covenants do not restrict dividends or loans to the Group.

Due to the ongoing Group wide restructurings, the SEAT option is now convertible into TI Media shares, and the TIM shares will be convertible into Telecom Italia shares. Since issue in 2001, €536 million of the notes have been repurchased and cancelled.

At December 31, 2004, no holders of the Opera Notes has requested exchange of the Notes for either the shares of SEAT or TIM. For the years ended December 31, 2002, 2003 and 2004 TI Finance accrued interest on the nominal amount of the Opera Notes outstanding at the rate of 4.25%, the stipulated yield rate assuming the Opera Notes will be held to maturity in 2006.

(J) DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, the Group uses derivative instruments, including forward contracts, swaps and options to hedge certain foreign currency and interest rate exposures. The Group’s objective is to offset gains and losses resulting from these underlying exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing the volatility of earnings or protecting fair values of liabilities. The Group does not use derivative contracts for speculative purposes.

F-90

Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia does not hedge any investments held in subsidiaries which operate outside the Euro zone.

The Group applies hedge accounting based upon the criteria established by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, whereby the Group designates its derivatives as fair value hedges or cash flow hedges.

Fair Value Hedges

During 2004, the Group entered into fair value hedges to reduce the exposure of its debt to both interest rate risk and foreign currency exchange rate risk. Telecom Italia Group has issued long-term debt in either Euro or foreign currencies based on market conditions at the time of financing. The Group typically uses interest rate swaps to modify the market risk exposures in connection with the debt to achieve primarily Euribor-based floating interest expense and to manage exposure to changes in foreign currency exchange rates. The swap transactions generally involve the exchange of fixed for floating interest payment obligations and, when the underlying debt is denominated in a foreign currency, exchange of the foreign currency principal and interest obligations for Euro—denominated amounts.

As of December 31, 2004 the Group had a total notional amount of approximately €7,970 million in fair value hedges. For derivative instruments that are designated and qualify as fair value hedges, the Group recognizes the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item to the extent that the fair value change is associated with the risk hedged, in earnings in the current period.

Cash Flow Hedges

During 2004, the Group entered into cash flow hedges to hedge the variability of Euribor and Libor-based interest expense on certain variable-rate debt. The Group entered into interest rate swaps that convert variable rate interest into fixed-rate interest. As of December 31, 2004, the Group had a total notional amount of €3,358 million in interest rate swaps classified as cash flow hedges. For interest rate swaps that are designated and qualify as cash flow hedges, changes in the fair values are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and subsequently are reclassified into earnings in the period during which the hedged transaction affects earnings. As of December 31, 2004, Telecom Italia Group recorded in other comprehensive income a negative amount of €202 million related to the fair value of these contracts.

During 2004 the Group did not terminate any interest rate swaps.

Other Derivatives

Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of forward contracts used to hedge foreign currency balance sheet exposures, option, interest rate swap and cross currency interest rate swap. As of December 31, 2004, the Group had a total notional amount of €9,358 million in other derivatives not designated as hedging instruments. For derivative instruments not designated as hedging instruments under SFAS No. 133, the Group recognized changes in the fair values in earnings in the period of change. Telecom Italia Group recognized pre-tax losses of approximately €33 million in 2004 and €192 million in 2003 , and a net gain of €329 million in 2002.

Hedge Effectiveness

For interest rate swaps designated as fair value hedges, the Group measures effectiveness by offsetting the change in fair value of the hedged debt with the change in fair value of the derivative. For interest rate swaps designated as cash flow hedges, the Group measures the hedging effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in expected interest income received due to the fluctuations in the Euro and Libor based interest rate.

Any ineffective portion of the hedge is recognized in financial income and other expenses net. As of December 31, 2004 hedge ineffectiveness for fair value and cash flow amounted to approximately €2 million.

Financial Statements	Notes To Consolidated Financial Statements

No cash flow hedges or fair value hedges were discontinued in 2004.

In the statements of operations, under the line item financial and other expenses, net the Group recognized pre-tax net loss of €9 million, net loss of €192 million and net gain of €324 million in 2004, 2003 and 2002, respectively. For U.S. GAAP purposes, as of December 31, 2004 and 2003 the Group has recorded in the balance sheets net derivative liabilities, under the line item current liabilities, of €272 million, and net derivative assets, under the line item current assets, of €12 million, respectively.

(K) FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The fair value of derivative instruments is based on quoted market prices or pricing models using current market rates.

The fair values and carrying amounts of financial instruments are as follows:

	As of December 31,
	2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(millions of euro)
Derivative assets	53	53	346	346

Other long—term assets	154	154	181	181

Derivative liabilities	114	114	618	618

Long-term debt (current portion included):
Floating rates	16,505	16,505	11,437	11,437
Fixed rates (1)	25,370	27,448	30,668	30,502

	41,875	43,953	42,105	41,939

(1)

Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues or based on the current rates offered to Telecom Italia for debt of similar remaining maturities.

Due to their short-term nature, the book value approximates fair value for cash and marketable securities, accounts and notes receivable (less allowances), accounts payable (principally trade), loans payable within one year for the year ended ending December 31, 2004 and 2003.

(L) STOCK-BASED COMPENSATION

The Group accounts for all stock-based compensation under the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Certain companies within the Group that have publicly traded stock also issue options to their employees. At the end of 2004, TI Media (formerly SEAT), TIM and TIM Hellas have some form of stock-based compensation program for employees. These plans are all accounted for under APB No. 25. Stock-based compensation expense/(benefit) of €(28) million, €1 million and €3 million was recognized in 2002, 2003 and 2004, respectively, under all of the companies’ plans.

Financial Statements	Notes To Consolidated Financial Statements

In connection with the purchase of Old Telecom Italia, Olivetti, as the surviving company, succeeded to all the Stock Option Plans previously in force in Old Telecom Italia and Olivetti. Holders of the corresponding options have maintained the right to subscribe at the original exercise price and the original number of options. However, the original number of shares stated in the respective plans (corresponding to one share for each option) has changed based on the Merger exchange ratio. Each option under the Old Telecom Italia plans is exercisable into 3.300871 shares of Telecom Italia, and each option under the Olivetti plans is exercisable into 0.471553 shares of Telecom Italia. As a consequence of this, the subscription price of each ordinary share resulting from the exercise of the options for each Plan is now equal to the original grant exercise price divided by the Merger exchange ratio. Options of Olivetti were deemed exchanged for options of Telecom Italia, which resulted in a modification under FIN 44 (“Accounting for Certain Transactions involving Stock Compensation on Interpretation of APB Opinion No. 25”) (“FIN 44”) requiring variable accounting. In the description below of the Old Telecom Italia and Olivetti Plans, the values indicated (grant prices, weighted average prices, strike prices, exercise prices) are stated as prices per “equivalent option”, representing the new issuable shares.

The stock compensation plans of the Group are described below:

Old Telecom Italia Plans

The 2002 plan for management (the “2002 Plan”) the Board of Directors approved the grant of 29,958,000 options, corresponding to 98,887,493 equivalent options at a strike price of €2.928 per equivalent option. The options vest annually over a period of three years, beginning in March 2003 and ending in March 2005. The 2002 Plan terminates in March 2010. During 2004 541,800 options expired at January 1, 2004, 148,499 options were exercised and 1,999,700 options expired during the year. Total options outstanding under the 2002 Plan at the end of 2004 were 22,556,501 corresponding to 74,455,671 equivalent options. The market value of the underlying shares at the date of grant and at December 31, 2002 was below the strike price; therefore no compensation expense was recognized for this plan for that period. Starting from 2003 no compensation expense was recognized as a result of the purchase accounting.

For selected senior managers, the “Top Plan” was introduced in 2002, granting 11,800,000 options, corresponding to 38,950,278 equivalent options, at a strike price of €2.788 per equivalent option. The options vest annually starting in February 2003 over a three-year period; the plan terminates in February 2010. During 2004, 749,999 options were exercised and 90,000 options expired. Total options outstanding under the Top Plan at the end of 2004 were 10,500,001 corresponding to 34,659,130 equivalent options. The fair market value of the underlying shares was below the options strike price at the date of grant and at December 31, 2002 and, therefore, no compensation expense was recognized under this plan for that period. Starting from 2003 no compensation expense was recognized as a result of the purchase accounting.

The remaining two plans (the “Other 2002 Plans”) have a combined total of nine participants. The plans at the end of 2003 have granted a total of 1,040,000 options, corresponding to 3,432,896 equivalent options, at a strike price ranging from €2.339 to €2.409 per equivalent option. Both plans vest over a period of three years, terminating in March 2010. During 2004, 60,000 options were exercised. Total options outstanding under the Other 2002 Plans at the end of 2004 were 980,000 corresponding to 3,234,844 equivalent options. The fair market value of the underlying shares was below the option strike price at the grant date and at December 31, 2002, and therefore no compensation expense was recognized under this this plan for that period. Starting from 2003 no compensation expense was recognized as a result of the purchase accounting.

In 2001 the Board of Directors approved the “2001 Plan” consisting of 67,025,000 options, corresponding to 221,240,879 equivalent options, with an exercise price of €3.177 per equivalent option. This plan is subject to certain performance criteria similar to the “2000 Plan” (discussed below) with a vesting period through April 2003. As such, the plan has been accounted for as a variable compensation plan. However, as a result of the purchase of Old Telecom Italia by Olivetti during 2003, the variable accounting treatment does not carry-forward after the acquisition date. The first tranche met these performance criteria in 2002 and vested. The second tranche did not meet these criteria and were forfeited during 2003. During 2004, 360,000 options expired. Total options outstanding under the 2001 Plan at the end of 2004 were 31,980,000 corresponding to 105,561,230 equivalent options. No compensation expense was recorded for all periods presented under this plan as the exercise price was above the market price on each respective year end, and as a result of the purchase accounting starting from 2003.

Financial Statements	Notes To Consolidated Financial Statements

In 2000 the Board of Directors authorized the “2000 Plan” under which a total of 51,430,000 options, corresponding to 169,763,796 equivalent options, were granted at a strike price of €4.185 per equivalent option. The options vested ratably in three tranches of 15,460,000 each in July 2001, 2002 and 2003, with an extraordinary tranche of 5,050,000 vesting in July 2003. The plan expires on June 30, 2008. The 2000 plan is performance based, with the performance criteria based on the ratio of the arithmetic mean of Telecom Italia ordinary shares to the ratio of the Dow Jones Eurostoxx Indexes for the Telecommunications sector. If the performance criteria for an option tranche is not met in any particular year, but the performance criteria is met in the subsequent year, the options that had not initially met the performance criteria will be considered vested at the time the performance criteria is met in the subsequent year. The first and second tranches of options have met the performance criteria; therefore, these options have vested. The third and extraordinary tranches did not meet the performance criteria; therefore, these options did not vest and were forfeited during 2003. Total options outstanding under the 2000 Plan at the end of 2004 were 10,699,996 corresponding to 35,319,216 equivalent options. This plan was accounted for as variable, however no compensation expense has been recognized in any period presented as the exercise price of the options is above the market price for all measurement dates and as a result of the Merger, the variable accounting treatment did not continue in 2003 and 2004.

In 1999 the Company adopted the 1999 Stock Option Plan (the “1999 Plan”), under which 16,595,400 options, corresponding to 54,779,275 equivalent options, were granted at an exercise price of €2.057 per equivalent option to key employees. The options issued under the 1999 Plan were fully vested and exercised as of December 31, 2004. Compensation benefit of €16 million was recorded in 2002 under this stock option plan.

The status of the stock options granted under the 1999, 2000, 2001, 2002, 2002 Top, and Other 2002 stock option plans are as follows:

	Number of equivalent options	Weighted Average price per equivalent option
Outstanding at December 31, 2001	418,770,446	3.49
Granted	141,270,677	2.88
Exercised	(4,539,193)	2.06
Forfeited	(112,581,157)	4.05
Expired on December 31, 2002	(5,703,905)	3.04

Outstanding at December 31, 2002	437,216,868	3.17
Exercised	(13,070,063)	2.06
Forfeited	(141,824,448)	3.40
Cancelled	(1,160,748)	2.93

Outstanding at December 31, 2003	281,161,609	3.11

Expired on January 1, 2004	(1,788,412)	2.93
Exercised	(18,057,012)	2.18
Expired and Forfeited	(8,086,094)	2.96

Outstanding at December 31, 2004	253,230,091	3.18

Financial Statements	Notes To Consolidated Financial Statements

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2004:

Range of Grant Prices	Equivalent Options Outstanding			Equivalent Options Exercisable
(euro)	Equivalent Options	Weighted Average Remaining Life (years)	Weighted Average Grant Price (euro)	Equivalent Options	Weighted Average Grant Price (euro)
2.34 – 2.41	3,234,844	4.31	2.39	1,861,686	2.39
2.79 – 2.93	109,114,801	4.26	2.88	65,280,732	2.89
3.18 – 4.19	140,880,446	2.22	3.43	140,880,446	3.43

	253,230,091			208,022,864

Olivetti Plans

On June 9, 1999, the 1999 Olivetti stock option plan (“Plan I”) was authorized by the Board of Directors and 30,000,000 options were granted. On November 29, 1999, 18,000,000 additional options were granted. All options were granted at an exercise price of €1.198 which was based on the average price of the stock during the six month period from June 1998 to November 1998. Exercise of the options was contingent upon stock price performance. The plan was accounted for as a variable plan from the date of authorization due to its performance based features. At December 31, 2003, no options were outstanding under this plan.

On February 24, 2000, 29,500,000 options, corresponding to 13,910,814 equivalent options, were awarded under an Olivetti option plan (“Plan II”) to employees by authorization of the Board of Directors at an exercise price of €7.857 per equivalent option which represented the average stock price over the 30 days preceding the authorization of the plan. Equivalent option prices were adjusted downward to €7.015 in accordance with plan terms on February 19 and November 5, 2001 as a result of an equity increase. One-third of the options fully vest after 34, 46 and 58 months. The contractual and expected lives of the options is 58 months. At the date of grant, the market price exceeded the exercise price and compensation expense was recorded at the balance sheet dates accordingly. On February 9, 2001, 28,170,000 of these options were cancelled and replaced with options in Plan III. The remaining 1,330,000 options remained outstanding, due to managers who had left Olivetti during the period, and from this date forward the new plan and remaining outstanding options were accounted for as variable plans. No compensation expense was recorded in any period presented as the market price of the stock was less than the exercise price. At December 31, 2003, there were 800,000 options outstanding under Plan II, corresponding to 377,241 equivalent options. At the end of 2004 all the outstanding options expired and the plan ceased to exist.

On February 9, 2001, the Board of Directors authorized the issuance of 29,000,000 options (“Plan III”), corresponding to 13,675,037 equivalent options, at an exercise price of €5.959 per equivalent option in replacement of options awarded under Plan II as noted above which were cancelled at that date. The exercise price represented the average stock price over the 30 days preceding the authorization of the plan. Option strike prices were adjusted downward in accordance with the plan terms on February 19 and November 5, 2001 as a result of an equity increase to €5.333. One-third of the options fully vest after 23, 35 are 47 months. The contractual and expected lives of the options are 47 months. At the date of grant, the market price exceeded the exercise price and compensation expense has been recorded for the original intrinsic value. Additionally, due to the fact that Plan III replaced and cancelled Plan II, the plan is accounted for as a variable plan in accordance with APB 25. However, no additional compensation expense was recorded in any period presented as the market price of the stock was less than the exercise price at the balance sheet dates. At December 31, 2003 there were 5,940,000 options outstanding under Plan III, corresponding to 2,800,995 equivalent options. At the end of 2004 all the outstanding options expired and the plan ceased to exist.

F-95

Financial Statements	Notes To Consolidated Financial Statements

The status of the stock options granted under Plan I, Plan II, and Plan III stock option plans are as follows. As disclosed above, the equivalent options in the table below represent the options converted into shares of Telecom Italia using the 0.471553 ratio.

	Number of equivalent options	Weighted Average price per equivalent option
		(euro)
Outstanding at December 31, 2001	10,286,135	4.52
Forfeited	(1,204,818)	5.34
Cancelled	(5,389,056)	2.12

Outstanding at December 31, 2002	3,692,261	5.51
Forfeited	(342,663)	5.34
Cancelled	(171,362)	5.34

Outstanding at December 31, 2003	3,178,236	5.53
Expired and Forfeited	(3,178,236)	5.53

Outstanding at December 31, 2004	—	—

Telecom Italia Media (formerly SEAT)

Telecom Italia Media (formerly SEAT) “2000-2002 Plan”—On November 20, 2000 SEAT’s extraordinary shareholder’s meeting approved a share capital increase for a maximum of 127,000,000 ordinary shares reserved for employees and directly or indirectly-controlled subsidiaries. The “2000-2002 Plan” provided for the allocation of options in three annual installments following attainment of Corporate and personal objectives according to the guidelines as defined in the plan. The options vest annually, beginning in May 2001, the 2000-2002 plans terminate respectively in April 2004, 2005 and 2006. The exercise price of stock options granted under this Plan approximated the fair market value on the grant date. As a result of the spin-off of certain SEAT businesses during 2003, most options were forfeited. At December 31, 2003, 3,369,299 options were outstanding. Total options outstanding under the 2000-2002 Plan at the end of 2004 were 940,313.

Telecom Italia Media (formerly SEAT) Top Plan and Key People Stock Option Plans—The Board of Directors of Telecom Italia Media on May 17, 2002, approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills. The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new Plans approximated the fair market value on the grant date. Both plans expire on May 31, 2008. The Key People Plan led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries. The Top Plan led to the allocation of 1,500,000 options. No compensation expense was recognized for options granted under the Key People Plan or Top Plan, as the stock price was below the exercise price at the date of grant and the awards were deemed to be fixed under APB 25. At December 31, 2003, 16,750,000 options were outstanding under the Key people Plan and none under the Top Plan. Total options outstanding under the Key Plan at the end of 2004 were 14,900,000.

F-101

Financial Statements	Notes To Consolidated Financial Statements

The following table summarizes the Telecom Italia Media “2000-2002”, Top and Key People stock option plans activity:

	Number of options	Weighted Average price per option
		(euro)
Outstanding at December 31, 2001	81,731,478	1.00
Granted	47,936,110	0.85
Exercised	(18,055)	56.29
Forfeited	(26,314,590)	0.98

Outstanding at December 31, 2002	103,334,943	0.93
Exercised	(10,725,132)	0.03
Forfeited	(20,794,835)	0.86
Cancelled	(51,695,677)	1.15

Outstanding at December 31, 2003	20,119,299	0.91
Expired and Forfeited	(4,278,986)	1.06

Outstanding at December 31, 2004	15,840,313	0.87

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2004:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life (years)	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(euro)			(euro)		(euro)
0.85	14,900,000	3.43	0.85	8,940,000	0.85
1.22	940,313	0.85	1.22	940,313	1.22

	15,840,313			9,880,313

Telecom Italia Mobile (TIM)

At its meeting of December 22, 1999, the Board of Directors of TIM approved the 2000-2002 Plan (“2000-2002 Plan”). The options confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective (E.V.A.) on which basis the option may be exercised. The company granted 21,210,000 shares at the exercise price of €6.42. The 2000-2002 Plan, beginning in May 2000 and ending in June 2002, expires in December 2008. This date was extend from the original date of December 31, 2005. As such, a new measurement date was established under FIN 44. However, no compensation expense was recorded as the market price was less than the exercise price on the modification date. During 2004, no option was exercised under the Plan, therefore 12,302,319 options were outstanding at the end of the year.

The Board of Directors of TIM, on December 19, 2000, approved a stock plan, targeted at 183 executives and 148 non-executive employees, with the assignment of a total number of 44,790,000 options (“2001-2003 Plan”). They confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective on which basis the option may be exercised (Dow Jones Eurostoxx TLC). The options vest in 3 tranches based on performance objectives. The 2001-2003 Plan was partially absorbed by the 2003-2005 Plan. At December 31, 2003 and 2004, 7 staff members continue to hold 1,190,000 options under the 2001-2003 Plan.

The Board of Directors’ Meeting of TIM on May 10, 2001 approved an additional supplement to the 2001-2003 Plan consisting of a new grant of options (the “2001-2003 Supplementary Plan”). The option exercise price for the new offer was €7.526. The options have the same features and are subject to the same conditions as the 2001-2003 Plan. This plan was also partially absorbed by the 2003-2005 Plan. At December 31, 2003 and 2004, 7 staff members continue to hold 499,000 options under the 2001-2003 Supplementary Plan.

Financial Statements	Notes To Consolidated Financial Statements

On February 12, 2002, the Board of Directors of TIM approved a stock option plan for the 2002-2003 period (the “2003-2003 Plan”) targeted at 193 executives and 173 non-executive employees, entailing the assignment of a total of 25,510,000 million options at a grant price of €5.67. At December 31, 2003, 24,030,000 options were outstanding and exercisable; at the end of 2004 23,280,000 options are still outstanding, the balance expired.

On May 6, 2002, the Board of Directors of TIM partially implemented the decision of the Shareholders’ Meeting of 2000 approving a new Stock Option Plan for the 2003-2005 period (the “2003-2005 Plan”). At the same meeting, the Board of Directors approved the withdrawal, on a voluntary basis, of the previous 2001-2003 Plan and the 2001-2003 Supplementary Plan and therefore the related options. The offer was targeted to the holders of 2001-2003 Options employed with the company as at the date of the offer, as well as to new beneficiaries. With regard to the above 2003-2005 Plans, the Board of Directors of TIM granted 50,057,000 options at €5.07, of which 48,142,000 options were granted to the original assignees and 1,915,000 were granted to new assignees. The 2003-2005 Plan is composed of three annual tranches that can be exercised respectively one, two and three years following their grant date. For each tranche of options, there will be an ongoing exercise period of five years after the vesting elapses and therefore, the tranches can be exercised until 2008, 2009 and 2010, respectively. At December 31, 2003, 15,344,010 of the options were exercisable, and 46,497,000 were outstanding. Due to the fact that this plan replaced and cancelled a portion of the 2001-2003 and 2001-2003 Supplementary Plans, the 2003-2005 Plan is accounted for as a variable plan in accordance with APB 25. No compensation expense has been recorded for 2002 or 2003 as the market price was less than the exercise price for both periods. Compensation expense of € 3 million has been recorded in 2004 under this plan. At the end of December 2004, 7,861,000 options were outstanding and 36,853,200 options were exercised.

TIM Hellas, a subsidiary of TIM and formerly named Stet Hellas, approved on March 30, 2000, by the TIM Hellas’s Shareholders’ General Meeting, the “1st Plan”. TIM Hellas issued 1,300,000 option rights, which entitle the bearer to purchase shares of TIM Hellas at a price equal to the listed market price of TIM Hellas on the NASDAQ Stock Exchange as of the above date, which was U.S.$28.375. Included in the rollforward below are outstanding options of 827,000 and 535,000 and weighted average prices per option of €31.88 and €27.28 at December 31, 2001 and 2002 respectively. In 2003 the plan ceased to exist.

TIM Hellas approved on December 11, 2000, by TIM Hellas’s Shareholders’ Extraordinary General Meeting, the “2nd Plan”. TIM Hellas was authorized to issue 1,000,000 option rights, which entitle the bearer to purchase shares of TIM Hellas at a price equal to the listed market price of TIM Hellas on the NASDAQ Stock Exchange as of such date, which was U.S.$12.532. Under the second plan, 760,000 option rights were issued during the year ended December 31, 2000, 175,000 during the year ended December 31, 2001, and 177,500 during the year ended December 31, 2003. No option rights were issued during the year ended December 31, 2002. Included in the rollforward below are outstanding options of 935,000, 569,000 and 698,000 and weighted average prices per option of €15.88, €11.73 and €9.94 at December 31, 2001, 2002 and 2003, respectively. During 2004, 100,000 new stock options were granted and exercised together with 583,500 previously outstanding options. The remaining 114,500 options expired during 2004 and, therefore the plan ceased to exist.

F-101

Financial Statements	Notes To Consolidated Financial Statements

The status of the TIM stock options granted under the 2000-2002, 2001-2003, 2001-2003 Supplementary, 2002-2003, 2003-2005, TIM Hellas 1st and TIM Hellas 2nd stock option plans are as follows:

	Number of options	Weighted Average price per option
		(euro)
Outstanding at December 31, 2001	69,233,320	8.43
Granted	75,552,000	5.27
Forfeited	(404,335)	6.42
Cancelled	(55,492,000)	8.45

Outstanding at December 31, 2002	88,888,985	5.67
Granted	177,500	11.73
Forfeited	(3,503,500)	9.05
Cancelled	(46,667)	6.42

Outstanding at December 31, 2003	85,516,318	5.54
Exercised	(37,536,700)	5.16
Granted	100,000	10.24
Expired and Forfeited	(2,947,299)	5.56

Outstanding at December 31, 2004	45,132,319	5.87

The following table summarizes certain information for the stock options granted under the Mobile stock option plans, which are outstanding at December 31, 2004:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(euro)		(years)	(euro)		(euro)
5.07 – 5.67	31,141,000	4.09	5.52	31,141,000	5.52
6.42 – 8.67	13,991,319	3.64	6.65	13,991,319	6.65

	45,132,319			45,132,319

SFAS 123, “Accounting for Stock-Based Compensation” requires the disclosure of pro forma net income per share as if the Group had adopted fair-value accounting for stock-based awards.

The Group uses the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options. The CRR model uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

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

The weighted average estimated fair value at the date of grant, as defined by SFAS 123, for options granted in 2002, 2003 and 2004 was €1.43, €1.19 and €2.69 per option, respectively.

F-102

Financial Statements	Notes To Consolidated Financial Statements

The following weighted average assumptions were used in the estimated grant date fair value calculations for all stock option awards. As noted above only TIM Hellas issued new stock options in 2004:

	2002	2003	2004
Expected life (years)	3.35	2.0	0.25
Expected volatility	41%	68%	35%
Risk free interest rate	4.64%	2.70%	1.61%
Expected dividend yield	2.56%	0.93%	0.93%

The Group’s pro forma earnings (loss) per share, had compensation costs been recorded in accordance with SFAS 123, are presented below, for all plans:

	2002	2003	2004
	(millions of euro, except per share amounts)
Net income in accordance U.S. GAAP	1,956	1,841	1,541
Add: Stock-based compensation expense (benefit) recognized under intrinsic value method	(28)	1	3
Deduct: Total stock-based employee compensation (expense) benefit determined under fair value based method for all awards, net of related tax effects	(127)	38	(25)

Pro forma net income available to each class of shares	1,801	1,880	1,519

Earnings per share:
Basic EPS per Ordinary share—as reported	0.48	0.20	0.09
Basic EPS per Ordinary share—pro forma	0.44	0.21	0.09
Diluted EPS per Ordinary share—as reported	0.48	0.20	0.09
Diluted EPS per Ordinary share—pro forma	0.44	0.21	0.09

The effects of applying SFAS 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(M) CAPITALIZATION OF INTEREST EXPENSE

The Group capitalizes interest expense on both tangible and intangible fixed assets under construction. Depreciation and amortization of the assets, including the capitalized interest costs, begins when the assets are put in service. The Group incurred interest expense of €1,939 million, €2,395 million and €2,677 million in 2004, 2003 and 2002, respectively, of which €57 million, €163 million and €236 million was capitalized in 2004, 2003 and 2002, respectively.

(N) ACCOUNTING FOR INCOME TAXES

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

F-105

Financial Statements	Notes To Consolidated Financial Statements

The provision (benefit) for income taxes consisted of the following in the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Income (loss) before income taxes:
• from continuing operations	3,093	4,970	5,321
• from discontinued operations	(3,193)	(1,805)	(29)

Total income (loss) before income taxes	(100)	3,165	5,292

Current tax expense:
Italy	1,413	1,736	1,364
Foreign	172	183	215

Total current tax expense	1,585	1,919	1,579
Deferred tax expense (benefit):
Italy	(4,812)	(1,924)	826
Foreign	51	52	141

Total deferred tax benefit, net	(4,761)	(1,872)	967

Total income tax expense (benefit)	(3,176)	47	2,546

Income taxes are further detailed as follows:

	Year ended December 31,
	2002	2003	2004
	(millions of euro)
Income taxes:
• from continuing operations	(3,248)	1,780	2,520
• from discontinued operations	72	(1,733)	26

Total income tax expense (benefit)	(3,176)	47	2,546

The actual provision for income taxes is different from income taxes computed by applying the Italian statutory tax rate (40.25% in 2002, 38.25% in 2003, and 37.25% in 2004 consisting of IRPEG taxes at 36% in 2002 and at 34% in 2003, of IRES taxes at 33% in 2004 and of IRAP taxes at 4.25% in all three years computed on a higher taxable income) for the reasons explained in the following tables:

Financial Statements	Notes To Consolidated Financial Statements

The reconciliation between the Group’s statutory tax rates and the effective tax rates for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31,
	2002		2003		2004
	(millions of euro)%		(millions of euro)%		(millions of euro)%
Income (loss) before income taxes under U.S. GAAP	(100)		3,165		5,292

Taxes at statutory rate	(36)	(36%)	1,076	34%	1,746	33%
• Deferred tax assets related to the write-down, for tax purposes only, made by the merging company on the Old Telecom Italia’s shares	(2,397)	(2,397%)	—	—	—	—
• Operating losses of the current year not considered recoverable and for which a valuation allowance was set-up in the current year	218	218%	213	6%	168	3%
• Recognition of operating losses of prior years for which a valuation allowance was set-up in prior years	(212)	(212%)	(72)	(2%)	—	—
• Write-down of investments eliminated in consolidation	(782)	(782%)	(599)	(19%)	—	—
• Purchase accounting	393	393%	(1,141)	(36%)	(461)	(9%)
• Non taxable gains on disposals	(744)	(744%)	—	—	—	—
• Tax benefit connected to the acquisition of business	(453)	(453%)	—	—	—	—
• Recognition of deferred tax assets and liabilities under FAS 109	(65)	(65%)	(453)	(14%)	144	3%
• Permanent differences:
— non deductible expenses	391	391%	313	10%	329	6%
• Other, net	(34)	(34%)	(4)	(0%)	(120)	(2%)

	(3,721)	(3,721%)	(667)	(21%)	1,806	34%
• IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	545	545%	714	22%	740	14%

Total income tax expense (benefit)	(3,176)	(3,176%)	47	1%	2,546	48%

Financial Statements	Notes To Consolidated Financial Statements

The components of the net deferred tax assets (liabilities) as of December 31, 2003 and 2004 are as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Deferred tax assets:
• Intercompany profits	119	92
• Accrued pension obligation	265	261
• Revaluation of fixed assets	142	136
• Provisions	679	402
• Net operating losses	2,886	1,913
• Write-down of investment for tax purposes	3,552	2,577
• Other	642	624

Subtotal	8,285	6,005
Less—valuation allowance	(2,223)	(1,459)

	6,062	4,546

Deferred tax liabilities:
• Capitalization of interest on assets	(276)	(149)
• Intangible assets	(5,412)	(5,147)
• Tax suspended reserves in equity	(191)	(200)
• Other	(520)	(323)

Subtotal	(6,399)	(5,819)

Net deferred tax asset/(liability)	(337)	(1,273)

At December 31, 2004, the Group has net operating loss carryforwards of €5,957 million. Net operating losses in Italy expire within five years. The following outlines the scheduled expiration periods for the aforementioned net operating losses:

(millions of euro)
2005	160
2006	276
2007	583
2008	1,604
2009	29
After 2009	1
Without expiration	3,304

Total NOL’s	5,957

No provision has been made for Italian taxes or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, as it is expected that all such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

Total income taxes paid in 2002, 2003 and 2004 amount to €725 million, €957 million and €1,516 million, respectively.

The Group, in connection with the introduction in 2004 in Italy of the new tax consolidation, elected to apply the new tax regime, principally to allow the Group to utilize certain net operating loss carryforwards that otherwise expired.

In connection with the acquisition of the minority interest in Old Telecom Italia in 2003, a portion of the existing net operating losses carry-forwards of Old Telecom Italia (related to the 60.47% acquisition from the minorities) were covered by a valuation allowance at the date of acquisition. If these assets are subsequently recognized, the tax benefit will reduce goodwill and other non current intangible assets. Such 60.47% portion of net operating losses carry-forwards at December 31, 2004 amounts to approximately €1,560 million, the related tax effect, fully covered by a valuation allowance amounts to approximately €515 million.

Financial Statements	Notes To Consolidated Financial Statements

(O) TRANSACTIONS WITH SUBSIDIARY AND EQUITY INVESTEE STOCK

Occasionally Telecom Italia sells shares in its controlled companies or equity investees in the public market or through private placements. Gains and losses recognized on these transactions are recognized as non-operating in the statement of operations.

(P) EARNINGS PER SHARE

In accordance with SFAS 128, “Earnings per Share”, basic earnings per share is computed using the two-class method, by dividing income available to shareholders by the weighted average number of shares outstanding. The computation of diluted earnings per share is increased to include any potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. The effects of any potential shares are omitted when the effects of including them is anti-dilutive. Potential shares include options, warrants and convertible securities. In 2002, 2003 and 2004 no potential shares were considered dilutive, therefore basic and diluted average number of shares were the same.

The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on Shares.

The computations of basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004, prepared in accordance with U.S. GAAP, are as follows:

	2002	2003	2004
	(Million of euro, except per share amounts)
Basic EPS(*)
Net income under U.S. GAAP	1,956	1,841	1,541
Less: €0.011 in 2003 and 2004 premium payable to savings shares (**)	—	(26)	(64)

	1,956	1,815	1,477

Weighted average number of shares (millions)	4,054	9,035	16,004

Basic EPS—ordinary shares	0.48	0.20	0.09
Add: €0.011 in 2003 and 2004 premium payable to savings shares (**)	—	0.01	0.01

Basic EPS—savings shares	—	0.21	0.10

Diluted EPS(*)
Weighted average number of shares (millions)	4,054	9,035	16,004
Dilutive effect of stock options and convertible debt (millions)	—	—	—

Diluted weighted average number of shares (millions)	4,054	9,035	16,004

Diluted EPS—ordinary shares	0.48	0.20	0.09
Add: €0.011 in 2003 and 2004 premium payable to savings shares (**)	—	0.01	0.01

Diluted EPS—savings shares	—	0.21	0.10

(*)	Calculated under the two class method considering distributed and undistributed earnings.
(**)	This takes into account the par value per share as of December 31, 2003 and 2004 equal to €0.55.

The total number of potentially dilutive shares not included in 2002, 2003 and 2004 due to their anti-dilutive impact was 1,453 million, 2,004 million and 1,549 million, respectively.

(Q) EFFECTS OF REGULATION

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

Financial Statements	Notes To Consolidated Financial Statements

(R) ASSET RETIREMENT OBLIGATION

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

The cumulative effect of the change on prior years resulted in a charge to income of €21 million (net of income taxes of €11 million), which is included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of the accounting change by €13 million. The pro forma effects of the application of Statement No. 143 as if the Statement had been adopted on January 1, 2002 (rather than January 1, 2003) are presented below:

Pro forma amounts assume the accounting change had been applied retroactively, net of tax:

	2002	2003
	(millions of euro)
Net income under U.S. GAAP	1,948	1,810

Net income per ordinary share	0.48	0.20

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

Telecom Italia recognized the fair value of a liability for the asset retirement obligations and capitalized that cost as part of the cost basis of the leasehold improvement and depreciates it on a straight-line basis over the expected life of the leasehold. The following table describes all the changes to the Group’s asset retirement obligation liability:

(millions of euro)
Asset retirement obligation as of January 1, 2003	—
Liability recognized in transition	219
Accretion expense	5
Additional liability recognized in 2003	31

Asset retirement obligation as of December 31, 2003	255
Accretion expense	13
Additional liability recognized in 2004	79
Asset retirement obligation settled and revisions in estimated cash flows	4

Asset retirement obligation as of December 31, 2004	351

(S) LEASE COMMITMENTS

Occasionally the Group enters into operating lease commitments. As of December 31, 2004 the amounts and the future payments due there under are not significant.

(T) ARIA—IS TIM INVESTMENT

On May 13, 2003, TIM International signed a term sheet with Turk Telekom (the incumbent Turkish fixed line operator) outlining a set of guidelines for the integration of Telekomunikasyon Hizmetleri A.S. (“Aria—Is TIM”), TIM’s mobile telecom equity investee in Turkey, and Aycell (the 4th Turkish mobile operator wholly owned by Turk Telekom). The agreement aims at obtaining significant operating and financial synergies through the combination of the two companies. On February 19, 2004, the merger of Aria—Is TIM with Aycell was completed

Financial Statements	Notes To Consolidated Financial Statements

after receipt of the required regulatory approvals. Turk Telekom and TIM International each hold a 40% stake in the new company (“AVEA”) and Is Bank Group, TIM’s original investment partner, holds the remaining 20%. Together the two companies have a joint customer base of about 4.5 million customers representing approximately 15% of the total market. This agreement resulted in part from the events that occurred during 2002 which resulted in the charges described below. The contribution of TIM’s shares of Is TIM to AVEA was considered an exchange of an existing equity investee for an interest in a new equity investee, and therefore was done at carrying value.

During 2002, the Group continued to make investments in Aria—Is TIM. At December 31, 2002, the Group owned 49% of the voting stock of Aria—Is TIM. Since being awarded its license in April 2000, measures which should have fostered effective and open competition and permitted a new entrant to compete against the incumbent operators (roaming arrangements in particular) have not occurred. The de-regulation of the Turkish market did not occur for a variety of reasons, including apparent opposition to the necessary changes by the incumbent operators and the regulatory approach of the competent institutions. In order to effectively compete in this and other markets, it is essential that new entrants be allowed to have access to the existing incumbent operators networks, in this case that includes the ability to have effective roaming coverage over a vast terrain.

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

As is customary for significant investees, the Group attempted to obtain the audited financial statements of Aria—Is TIM as of December 31, 2002. Due to an impasse at the investee’s Board of Directors level relating to the valuation of the assets of Aria—Is TIM, TIM was not able to obtain these financial statements. Set forth below is a list of some of the pertinent facts related to the structure of the original joint venture arrangements between TIM and IS Bank Group, which sets out certain of the reasons why TIM was unable to resolve the impasse and obtain audited financial statements:

•	under the telecom sector rules of Turkey, TIM was not allowed to control more than 49% of Aria—Is TIM as at least 51% must be owned by a Turkish company;

•	the Board of Directors is composed of 4 members from IS Bank and 3 members from TIM; and

•	based on the shareholders’ agreement, all resolutions of the Board of Directors require the affirmative vote of the majority of the total Directors present at the meeting but the affirmative vote of at least two Directors designated by TIM and two Directors designated by IS Bank is required to adopt a resolution approving the balance sheet and the statement of operations of the company.

(U) SUBSEQUENT EVENTS

TIM Acquisition

The merger of TIM into Telecom Italia was approved at an Extraordinary Meeting of the ordinary shareholders of Telecom Italia and TIM held on April 7, 2005 and April 5, 2005, respectively. The TIM savings shareholders approved the merger at a meeting held on April 6, 2005.

F-111

Financial Statements	Notes To Consolidated Financial Statements

Sale of Entel Chile S.A.

The transaction closed on March 29, 2005 and Telecom Italia International N.V. received an initial payment of U.S.$834 million. The remaining amount (U.S.$100 million) was paid on May 24, 2005. This transaction falls under the Telecom Italia Group’s strategy to rationalize its international portfolio and focus on areas of strategic interest with growth potential.

Bond Buyback

Since the beginning of 2005, Telecom Italia Finance S.A. has made certain market purchases of its own notes (originally €3,000 million, 6.125% coupon, maturing April 20, 2006, with a remaining principal amount of €2,745 million at December 31, 2004) in the principal amount of €153 million. After the buyback, the principal amount of the debt outstanding is equal to approximately €2,592 million.

In April and May 2005, Telecom Italia Finance S.A. also made market purchases of a principal amount of €141 million of its own 1% coupon convertible notes, maturing November 3, 2005, and €195 million in principal amount of its own 1% coupon exchangeable notes, maturing March 15, 2006.

New Bond Issue

On March 17, 2005, Telecom Italia issued a new bond under its €10 billion EMTN Programme in the principal amount of €850 million, with an annual fixed-rate coupon of 5.25%, issue price 99.667%, maturing on March 17, 2055. The issue is part of the Telecom Italia Group’s debt refinancing plan.

Sale of CMobil B.V.

On March 24, 2005 TIM, through TIM International, finalized with T-Mobile Global Holding the sale of 7.16% of the share capital of CMobil (Dutch holding owning 60.8% of T-Mobile CZ). This participation corresponds to an indirect stake of 4.35% in T-Mobile CZ, one of the two largest operators in the Czech Republic. The overall value for this operation is €70.5 million.

Agreement for the sale of TIM Hellas

On April 3, 2005 TIM International reached an agreement for the disposal of its 80.87% equity stake in TIM Hellas to funds advised by Apax Partners and Texas Pacific Group (TPG). The price of the transaction is €1,114 million which corresponds to an enterprise value of €1,600 million for 100% of TIM Hellas and is equivalent to approximately €16.43 per share.

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005.

Agreement for the purchase of Liberty Surf from Tiscali

On April 5, 2005 Telecom Italia and Tiscali signed an agreement by which Telecom Italia will purchase Tiscali’s 95% stake in Liberty Surf S.A., a French company listed on the Euronext in Paris.

The price agreed for Tiscali’s stake is approximately €266 million, valuing 100% of Liberty Surf at €280 million. This valuation takes into account Liberty Surf’s net cash of approximately €28 million and corresponds to an estimated enterprise value of €252 million for 100% of the company.

Following the approval of the transaction by the French antitrust authorities (obtained on May 12, 2005) the closing is expected to take place on May 31, 2005.

Once the transaction is finalized, Telecom Italia will launch a public offer for the remaining 5% of Liberty Surf’s share capital, as required by law.

Liberty Surf is a leading Internet Service Provider in France, with a nationwide presence. Through its own network infrastructure, it provides services to approximately 344,000 broadband customers and approximately 700,000 dial-up customers (of which 448,000 retail). The company’s 2004 revenues totaled approximately €225 million.

Financial Statements	Notes To Consolidated Financial Statements

Restructuring of the Telecom Italia Group Internet activities

In the process of rationalizing the Group activities, and in accordance with the decisions of the Boards of Directors of Telecom Italia and Telecom Italia Media of April 4, 2005, Telecom Italia and Telecom Italia Media concluded, on April 19, 2005, agreements for the acquisition by Telecom Italia of the Virgilio assets (owned by the Webfin and Matrix companies) and Tin.it. The transaction entails the acquisition by Telecom Italia of the following stakes currently owned by Telecom Italia Media:

•

60% stake in Webfin (which currently owns 66% of Matrix) and 0.7% stake in Matrix, for a total price of €70 million. At the completion of the transaction, Telecom Italia, which already owns 40% of Webfin and 33.3% of Matrix, will own 100% of Webfin and Matrix, and will therefore have full control over the activities of Virgilio;

•	100% stake in a new company yet to be established to which Telecom Italia Media will transfer the business of Tin.it. The purchase price for the transfer of the assets will be €880 million.

The operation will entail, among other things:

•	the use by Telecom Italia Media of the proceeds from the sale for new investments in the media sector, in the estimated amount of €250 million in the three-year period 2005-2007;

•	the purchase, through a tender offer, by Telecom Italia Media of its own shares, up to the maximum amount permitted by law, in the amount of approximately €148 million;

•	the payout by Telecom Italia Media of dividends in 2006 currently estimated at approximately €550 million subject to financial and industrial requirements; and

•	the merger by incorporation of La7 Televisioni into Telecom Italia Media.

The shareholders’ meeting of Telecom Italia Media held on May 24, 2005 approved:

•

the authorization to acquire up to 10% of ordinary and savings shares, at a price of €0.40 per ordinary share and €0.33 per savings share, respectively, in the maximum amount of approximately €148 million;

•	the reduction of the company’s legal capital by the cancellation of shares so acquired.

The buyback by way of a tender offer is expected to occur after authorization by the Consob has been received.

The economic terms of the acquisition are in line with the valuation based on the sale of Internet assets and entail a premium of approximately 20% over the average official price quoted on the stock exchange in the six months preceding and including April 1, 2005, the last trading day prior to the announcement of the transaction.

Telecom Italia will not participate in the buyback and the entire value of the tender offer will hence be distributed to the market. If the tender offer succeeds fully and Telecom Italia Media cancels all acquired shares, Telecom Italia’s stakes in Telecom Italia Media (direct stake of 60.4% and indirect stake, through Telecom Italia Finance, of 2.1%) would increase from 62.5% to 69.4% in the aggregate.

Agreement for the sale of Finsiel S.p.A. to the COS Group

On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A.. The execution of this agreement completes a competitive sale process for the controlling stake held by Telecom Italia in Finsiel S.p.A. and follows a preliminary agreement signed with Almaviva Technologies on February 24, 2005. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005. At the closing Telecom Italia will sell 59.6% of Finsiel’s share capital, while the remaining stake (19.9%) will be transferred by the end of 2005, after the exercise of a put/call option.

Following the preliminary agreement, Telecom Italia adjusted Finsiel’s carrying value to its estimated sales value in its consolidated financial statements. Therefore, in the consolidated financial statements, a provision of €27 million was set aside in a specific reserve.

Financial Statements	Notes To Consolidated Financial Statements

Agreement between Telecom Italia Group and Brasil Telecom

On April 28, 2005, Telecom Italia’s subsidiary, TIM Brasil, and Brasil Telecom reached an agreement of strategic significance which management believes will allow the Telecom Italia Group to achieve significant economies of scale, better exploiting the synergies resulting from the integration of the fixed and mobile platforms in Brazil.

The agreement, which entails a series of transactions requiring the approval of the relevant Brazilian authorities, calls for: (i) the merger of Brasil Telecom Celular (BRTC), a company 100%-controlled by Brasil Telecom and operating mobile services in Region 2, into TIM Brasil; (ii) the development of commercial and marketing activities, combining the two groups’ technological know-how, services and distribution networks; (iii) the elimination of existing regulatory overlapping licenses.

In particular, TIM Brasil will relinquish its long distance license and will avail itself of the transport services of Brasil Telecom, and Brasil Telecom will acquire a minor equity participation in TIM Brasil and will place its sites and infrastructure at the disposal of TIM Brasil, thus accelerating plans for the development of network coverage.

The agreement is designed to, inter alia, meet the requirements of the Brazilian Telecommunications Authority (ANATEL) aimed at resolving the issue of the overlapping mobile and long-distance licenses of the two groups.

In addition, on April 28, 2005, the Group agreed to finally settle pending litigation against Brasil Telecom and its controlling shareholders.

Agreement between the Group and Opportunity Group

Concurrently with the above mentioned agreement, Telecom Italia reached an agreement with the Opportunity Group with respect to resuming the Group’s role in the management of the operations of Brasil Telecom, through the restoration of the exercise of its governance rights temporarily suspended since August 2002 within the controlling group of Brasil Telecom.

The restoration of Telecom Italia International’s shareholder position in Solpart; the recovery of and the exercise of its governance rights, as provided for in the relevant shareholders agreement; and the strength of the industrial agreement between TIM Brasil and Brasil Telecom, better position the Telecom Italia Group to develop synergies between fixed and mobile platforms in this rapidly expanding market.

Furthermore, Telecom Italia has agreed to buy certain indirect interests held by Opportunity in Brasil Telecom and, at the same time, Telecom Italia and Opportunity have reached an agreement to settle a number of potential legal challenges and disputes. The agreement entails a payment by Telecom Italia of €341 million to settle the dispute and acquire Opportunity’s interests. The acquisition of Opportunity’s stakes will be finalized either when an agreement is reached with other indirect shareholders in Brasil Telecom or within 24 months at the latest, subject to the satisfaction of certain contractual conditions precedent.

***

Two legal proceedings were commenced in early May 2005 by certain indirect shareholders of Solpart with regard to the settlement reached in April 2005 by the Group with Opportunity and its controlled entities.

In the first action, the plaintiffs have requested authorization to intervene in the proceeding for the approval of the settlement agreement relating to actions brought in January and March 2004 by Telecom Italia International against Techold, Timepart, Solpart and others before the civil court of Rio de Janeiro.

In the second action, the plaintiffs have requested that the court enjoin the effects of the shareholder agreement as amended on April 28, 2005 pursuant to which Telecom Italia International’s governance rights in Solpart have been restored.

Separately, injunctive relief has been sought before the court in Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Opportunity, Techold, Timepart, Solpart, Brasil Telecom Partecipações, Brasil Telecom and its subsidiary Brasil Telecom Celular, to block the merger of Brasil Telecom Celular into TIM Brasil pursuant to the agreement reached by the two companies on April 28, 2005.

Financial Statements	Notes To Consolidated Financial Statements

La7 Agreement for the purchase of Elefante TV S.p.A. and Delta TV S.p.A.

On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115.5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company also holds an authorization for digital broadcasting.

On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

The closing of the transactions is subject to, among other things, the approval by the competent authorities.

Sale of Corporacion Digitel C.A. (Venezuela) shares by TIM International N.V.

On May 5, 2005, the Venezuelan telecommunications authority decided not to grant the authorization for the sale of 100% of the share capital of Corporacion Digitel C.A. by TIM International to the national operator CANTV, announced in November 2004.

The decision is subject to administrative and judicial review and TIM International intends to pursue appropriate remedies.

Financial Statements	Notes To Consolidated Financial Statements

REPORTS OF OTHER INDEPENDENT AUDITORS

F-111

Deloitte & Touche

Sociedad de Auditores y Consultores Ltda.

RUT: 80.276.200-3

Av. Providencia 1760

Pisos 6, 7, 8 y 9

Providencia, Santiago

Chile

Fono: (56-2) 270 3000

Fax: (56-2) 374 9177

e-mail: deloittechile@deloitte.com

www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Empresa Nacional de Telecomunicaciones S.A.

We have audited the accompanying consolidated balance sheets of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries (the “Company”) as of December 31, 2003 and the related consolidated statements of income and cash flows for each of the two years in the period then ended, all expressed in thousands of Chilean pesos. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Nacional de Telecomunicaciones S.A. and subsidiaries at December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 38. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

January 26, 2004

    (except for Note 38 for which the date is March 31, 2004)

Una firma miembro de

Deloitte Touche Tohmatsu

F-112

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