Form 20-F
period 2005-12-31
TELECOM ITALIA S P A
filed 2006-05-19
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-13882

Telecom Italia S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Piazza degli Affari 2, 20123 Milan, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of €0.55 par value each	The New York Stock Exchange
Ordinary Shares of €0.55 par value each (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares of €0.55 par value each	The New York Stock Exchange
Savings Shares of €0.55 par value each (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares 13,244,665,769

Savings Shares 6,026,120,661

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large	accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*

Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares or Savings Shares, as the case may be, pursuant to the requirements of the Securities and Exchange Commission.

i

ii

Introduction

INTRODUCTION

Telecom Italia S.p.A. is incorporated as a joint stock company under the laws of Italy. As used in this Annual Report, unless the context otherwise requires, the term Company means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”), which, as described in “Note 43—Reconciliation of IFRS as adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

Telecom Italia adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for Telecom Italia, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Telecom Italia, January 1, 2004) and throughout all periods presented in the first IFRS financial statements. See “Item 5. Operating and Financial Review and Prospects—5.4 Adoption of International Financial Reporting Standards”, and “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including the continuing developments in competition in all aspects of our businesses from new competitors and from new and enhanced technologies, our outlook for growth in the telecommunications industry both within and outside of Italy, including our outlook regarding developments in the telecommunications industry, including certain trends we have identified particularly in our core Italian market, continuing regulatory measures regarding pricing and access for other local operators. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—3.1 Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.3 Significant Developments During 2005” and “—4.1.8 Updated Strategy”, (iii) “Item 4. Information on the Telecom Italia Group—4.3 Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—8.3 Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risks”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside our control, that could significantly affect expected results and are based on certain key assumptions.

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

Introduction

•

our ability to achieve the planned synergies expected to be generated by the merger of Telecom Italia and TIM, including in expenses, capital expenditures and capacity to launch new convergent services;

•	the success of our customer loyalty and retention programs and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	our ability to successfully implement the new structure following the Telecom Italia and TIM merger;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2006-2008 period;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil and in Europe on broadband;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

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

Key Definitions

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

EU	means the European Union.

IFRS	means International Financial Reporting Standards, as adopted by the European Commission for use in the European Union.

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Mobile Italy	means the unit which operates our Italian mobile business.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media

means the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted from the proportional spin-off of the directories and most of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and new SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

TIM

means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary which operated in the mobile telecommunications business, and merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from June 30, 2005.

Tim Italia

means the company deriving from the spin-off of TIM’s domestic mobile assets, effective as from March 1, 2005. After the merger of TIM with and into Telecom Italia, Tim Italia became a wholly-owned subsidiary of Telecom Italia. Subsequently Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from March 1, 2006. Tim Italia as used in this Annual Report refers to the unit (Mobile Italy) which operates our Italian mobile business.

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

Strong domestic competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications businesses. The use of the single European currency and the liberalization of the Italian telecommunication market (since January 1998) have intensified competition by facilitating international operators’ entry into the Italian market and direct competition with our fixed line and mobile telephony businesses, particularly in the local and long-distance markets. As of December 31, 2005, there were a number of significant competitors offering fixed-line services and four other operators (in addition to Mobile Italy) offering mobile services in the Italian domestic market. This competition may increase further due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere. We anticipate that in the short to medium term there may be a stronger entry of peer-level international competitors into markets with existing operators, including Italy, increasing the direct competition we face in our Italian domestic fixed line and mobile telephony businesses and in the local and long-distance markets.

Although we have taken a number of steps to realize additional efficiencies and introduce innovative and value added services over our networks, and although our plans take into account that we will face significant competition from a number of operators in all the markets in which we operate, continuing pressures on prices due to competition and further erosion in market shares could adversely affect our results of operations.

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

Our business will be adversely affected if we are unable to successfully implement our organizational restructuring and strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On March 1, 2006, we completed a significant reorganization. As part of the reorganization, our Italian mobile business was transferred to Telecom Italia by way of merger of Tim Italia into Telecom Italia. In addition, during 2005, all of our activities in the area of Internet, previously conducted by Telecom Italia Media, were also transferred to Telecom Italia.

Item 3. Key Information	Risk Factors

On March 8, 2006, we presented to the investor community our strategic targets for the period 2006-2008, which were updated in light of our new organizational structure known as the “One Company” model. The “One Company” model is based on the following five pillars:

•	convergence synergies: reaping synergies from lower costs and improved offerings by consolidating the offering of our main services (fixed line, mobile and internet) in one company;

•	productivity and skills: increasing the productivity and skill-base of employees;

•

advanced network deployment: deploying an innovative network infrastructure making possible the rapid deployment of next-generation products and services while safeguarding the continued improvement of the quality of services;

•	loyalty and retention: strengthening customer loyalty through an upgraded customer care model and improved offering; and

•	marketing leadership and growth: continued leadership in marketing, sustaining continued growth.

Our ability to achieve the strategic goals of the reorganization and our targets may be influenced by several factors, including without limitation:

•	our ability to manage costs;

•	our ability to attract and retain highly-skilled and qualified personnel;

•	our ability to effectively integrate the Telecom Italia and TIM organization within the “One Company” model;

•	our ability to achieve the synergies anticipated from the convergence of fixed communications, mobile communications and Internet;

•	the effect of foreign exchange fluctuations on our results of operations;

•

the entry of new competitors in the liberalized Italian telecommunications market and the other principal markets in which we operate, which may result in our losing market share in Italy and internationally;

•	our ability to strengthen our competitive position through our focus on Brazil and Broadband in Europe based on our specialized skills and technical resources;

•

our ability to successfully develop and introduce new technologies to meet market requirements, to manage innovation, to provide value-added services and to increase the usage of our fixed and mobile networks;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of our services and increasing competition;

•	the effect of adverse economic trends on our principal markets; and

•	the success of new “disruptive” technologies that could cannibalize fixed and mobile revenues.

There can be no assurance that our objectives will be effectively implemented in the planned timeframes.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services businesses, are subject to extensive regulatory requirements in Italy and our international operations and investments are subject to regulation in their host countries.

As a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002, which has been effective in Italy since September 2003. See “Item 4. Information on the Telecom Italia Group—4.3. Regulation”.

Item 3. Key Information	Risk Factors

Included within this new framework is the obligation on the part of the Italian regulator responsible in Italy for the regulation of the telecommunications, radio and television broadcasting sector (the “National Regulatory Authority” or “NRA”) to identify operators with “significant market power” based on a market analysis in eighteen separate retail and wholesale markets, in which it is considered necessary to intervene to protect free competition. The new framework establishes criteria and procedures for identifying remedies applicable to operators with “significant market power”. The NRA is expected to complete and publish the analyses by mid 2006 and the implementation of these revised telecommunications regulations and possible future decisions relating thereto, may change the regulatory environment in a manner adverse to us, particularly if such analysis relates to new services which are not currently part of the eighteen identified markets.

In Italy, we are subject to universal service obligations, which require us to provide fixed line public voice telecommunications services in non-profitable areas.

In addition, the NRA has identified us as an operator having significant market power in most relevant markets. As a result, we are, and, if we continue to be identified as having significant market power in most relevant markets, will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct our business in a transparent and non-discriminatory fashion;

•

a requirement to have our prices for fixed voice telephony services and Reference Interconnection Offer, the tariff charged to other operators to utilize our network, subject respectively to a price cap and a network cap mechanism. This cap mechanism places certain limits on our ability to change our prices for certain services; and

•

a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-orientated prices. These services include allowing other operators to connect to our network and transport traffic through the network as well as offering certain services related to our local access network, or local loop, on an unbundled basis to these other operators to enable these operators to directly access customers connected to the network by leasing the necessary components from us.

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

Changes in the rules relating to radio and televisions broadcasting could adversely affect the development of our activities in this field.

Please see “Item 4. Information on the Telecom Italia Group—4.3. Regulation” in this report for more information on the regulatory requirements to which we are subject.

We have impermissible overlapping licenses in Brazil.

Currently, we hold licenses in Brazil through our indirectly owned subsidiary, TIM Celular, to provide Personal Communications Services (“PCS”) services in Regions I, II and III of the PCS general licensing plan and to provide national and international long distance services. The Brasil Telecom Group (“Brasil Telecom”) also holds licenses in Brazil to provide PCS services in Region II of the PCS general licensing plan and to provide national and international long distance services. The Brazilian regulatory authority, Anatel, prohibits the provision of the same services, by the same legal entity, whether directly or indirectly, in the same Region. Since we also indirectly hold certain equity participations and governance rights in connection with Brasil Telecom, under the broad definition of the expression “directly or indirectly” Brasil Telecom may be viewed as our affiliate for regulatory purposes in Brazil. As a consequence, according to Anatel’s rulings there currently exists an impermissible overlap between certain of the licenses held by TIM Celular and certain of the licenses held by Brasil Telecom (the “Overlap”).

Item 3. Key Information	Risk Factors

Anatel has determined that the relevant entities of the Telecom Italia Group and Brasil Telecom should find a solution for such Overlap and has established that such solution should be reached within October 2006.

On April 28, 2005, TIM Brasil, Brasil Telecom, and certain other parties entered into an agreement intended to respond to the requests of Anatel to resolve the Overlap. The implementation of the agreement was prevented as a result of legal challenges initiated by some of the indirect co-shareholders of Brasil Telecom and by Brasil Telecom itself on various proceedings. It was terminated on April 29, 2006 in accordance with its terms. The relevant parties are continuing to seek a resolution to the Overlap to comply with Anatel’s determinations. For more information, see “Item 4. Information on the Telecom Italia Group—4.2.5 Other Telecom Italia Group Activities—Brasil Telecom Group”.

Absent a negotiated solution, upon expiration of the cure period set forth by Anatel (October 2006), Anatel itself will decide how to resolve the Overlap and the parties could be subject to penalties in accordance with the law. Such penalties could have a material adverse effect on the value of our investments in Brazil and our results of operations.

We may not achieve the expected return on our significant investments and capital expenditures made in our international activities due to the competitive environments in these markets.

In recent years, we have repositioned our international strategy, sold significant non-core international assets, and elected to focus our international strategy on:

•	consolidating our international presence in Latin America, Europe and the Mediterranean Basin;

•	developing our international investments in high-growth market segments, such as wireless, data and Internet (broadband);

•	strengthening our role as a strategic partner in existing investments, by increasing the transfer of our technological expertise and marketing know-how; and

•	rationalizing our existing international portfolio by divesting minority shareholding in non-strategic geographical markets.

Pursuant to our 2006-2008 plan we will continue to target our international investments in Latin America, particularly mobile telecommunications in Brazil, European broadband and mobile telecommunications in selected markets. These investments will continue to require significant capital expenditures and there can be no assurance that we will be able to achieve a satisfactory return on such international investments.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development of new technologies may render such services non-competitive or reduce prices for such services. We make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may not prove to be commercially successful. In addition, we may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have to maintain an installed base of older equipment. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base.

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

Item 3. Key Information	Risk Factors

Fluctuations in currency exchange and interest rates may adversely affect our results.

In the past, we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside of the Euro zone, particularly in Latin America.

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular, the Brazilian Real) may adversely affect consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have rised, and may raise in an increasing proportion in the future, financing in currencies other than the Euro, principally the U.S. dollar and British Pound. We systematically hedge the foreign currency risk exposure relating to non-Euro denominated liabilities, through cross-currency and interest rate swaps.

Mainly as a result of the need to finance Telecom Italia’s Cash Tender Offer for ordinary and savings shares of TIM, completed in January 2005, the total gross debt of the Telecom Italia Group and corresponding interest payments increased. Our total gross financial debt as of December 31, 2005 was €52,101 million (€43,313 million at year end 2004). At the end of 2005, approximately 34% of our gross financial debt carried a floating interest rate compared to approximately 30% at the end of 2004.

We enter into derivative transactions to hedge our interest exposure and to diversify debt parameters in order to reduce debt cost and volatility within predefined target boundaries. However, no assurance that fluctuations in interest rates will not adversely affect our results of operations can be given.

The mobile communications markets have matured in recent years and competition has increased.

In recent years, our consolidated revenues have grown or remained stable in large part because of the rapid growth in the mobile communications business which has offset substantially flat revenues in our Italian fixed line business. However, as a result of this growth, the mobile communications markets are approaching maturity levels in the voice services segment while the data and value-added services segments are growing.

We have acquired a third generation mobile telephone, or UMTS, license to provide UMTS services in Italy for €2,417 million and have made significant investments, in accordance with the terms and conditions of our licenses, to create the infrastructure to offer UMTS services. We commenced offering UMTS services in Italy in the second half of 2004 and have made in 2005, and will have to continue to make in the future, significant investments in promotional activities relating to our UMTS services. Given the substantial costs of upgrading our existing networks to support UMTS, the ongoing costs to market and support these new services, and the significant competition among operators who offer these new services, including one operator only offering 3G services, we may not be able to recoup our investments, as planned if at all.

Continued growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to customers;

•	the success of new disruptive or substitutive technologies; and

•	the development of the mobile communications markets.

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

The introduction of Internet and broadband services is an important element of our growth strategy and means to increase the use of our networks in Italy and expand our operations outside of Italy, particularly in Europe. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:

•	Internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences;

•	broadband penetration in Italy and other European countries does not grow as we expect;

•

competition increases, for reasons such as the entry of new competitors, consolidation in the industry or technological developments introducing new platforms for Internet access and/or Internet distribution or other operators can provide broadband connections superior to those that we can offer; and

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

As a result of the Merger, the cash tender offer for TIM shares and the merger of TIM into Telecom Italia, we remain highly leveraged.

Our gross financial debt was €52,101 million at December 31, 2005 compared with €43,313 million at December 31, 2004, and our total net financial debt was €39,858 million as of December 31, 2005 compared with €32,862 million at December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—5.5 Results of Operations for the Two Years Ended December 31, 2005—5.5.2. Non-GAAP Financial Measures”, which reconciles our net financial debt to the gross financial debt. The increases in gross and net financial debt were mainly due to the Cash Tender Offer for the TIM shares.

Our goal is to further reduce our net financial debt during 2006 through significant cash flow generation. Factors beyond our control, including but not limited to, deterioration in general economic conditions, could significantly affect our ability to generate cash to reduce debt or to refinance existing debt through further borrowing.

The management and further development of our business require the implementation of significant investments plans. We may therefore incur additional debt or refinance existing debt taking advantage of conditions on financial markets. Our future results of operations may be influenced by our ability to enter into such transactions, which is in turn determined by market conditions and external factors.

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

In addition, although Italian law already requires strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

Item 3. Key Information	Risk Factors

Risks associated with Telecom Italia’s ownership chain.

Although, as a result of the Merger, no shareholder controlled Telecom Italia, because of the voto di lista system for the election of directors, currently 14 out of 21 of Telecom Italia directors (of whom 13 are considered independent) were elected from a slate of candidates proposed by Olimpia, which is currently the largest shareholder in Telecom Italia with an interest of approximately 18%. Please see “Item 4. Information on the Telecom Italia Group—4.1. Business—4.1.1 Background.”

In addition, Marco Tronchetti Provera and Carlo Orazio Buora, respectively Chairman and co-Chief Executive Officer of Telecom Italia, are also, respectively, Chairman and Managing Director of Pirelli & C. S.p.A., which currently owns a 57.66% stake in Olimpia. Such stake may increase as a result of certain Olimpia shareholders exercising their rights under the Olimpia Shareholders’ Agreements. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”. Mr. Tronchetti Provera is Chairman of Olimpia, and Mr. Buora is a member of Olimpia’s board of directors. Please see “Item 6. Directors, Senior Management and Employees—6.1 Directors—6.1.1 Biographical Data” for more information.

Although Olimpia does not and will not own a controlling interest in Telecom Italia voting shares, Olimpia may exert a significant influence on all matters to be decided by a vote of shareholders. In addition, as a result of its proposal of a majority of the present Telecom Italia Board members, Olimpia may be able to influence certain corporate actions. In principle, the interests of Olimpia in deciding shareholder matters could be different from the interests of Telecom Italia’s other Ordinary Shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Olimpia.

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

Although no shareholder controls Telecom Italia and thus is in a position to prevent a takeover of Telecom Italia, the Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws pursuant to compulsory legal provisions: specifically the so-called “Golden Share” still provides for the Italian State’s authority to oppose the acquisition of material interests in our share capital (which is defined as 3% of the voting share capital). Currently, the exercise of special powers by the Italian State with respect to privatized companies (including Telecom Italia) is governed by ad hoc rules, but it is possible that the Italian State’s Golden Share could make a merger with or takeover of Telecom Italia more difficult or discourage certain bidders from making an offer. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian Treasury” for more information.

System failures could result in reduced user traffic and reduced revenue and could harm Telecom Italia’s reputation.

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

Item 3. Key Information	XXXXXX

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

Commencing with our annual report on Form 20-F for the year ending December 31, 2006, we will include a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weaknesses or other disclosable conditions may result in a negative market reaction.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$1.1842, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 30, 2005.

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

The following table sets forth for the years 2001 to 2005 and for the beginning of 2006 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
2005	1.3476	1.1667	1.2448	1.1842
2006 (through May 10, 2006)	1.2799	1.1860	1.2145	1.2799
Monthly Amounts
December 2005	1.2041	1.1699	1.1861	1.1842
January 2006	1.2287	1.1980	1.2126	1.2158
February 2006	1.2100	1.1860	1.1940	1.1925
March 2006	1.2197	1.1886	1.2028	1.2139
April 2006	1.2624	1.2091	1.2273	1.2624
May 2006 (through May 10, 2006)	1.2799	1.2607	1.2697	1.2799

(1)	Average of the rates for each month in the relevant period except for May, 2006 for which the dates used are through May 10, 2006.

The Ordinary Shares and Savings Shares of Old Telecom Italia and the Ordinary Shares of Olivetti have traded on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro since January 4, 1999. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends were paid by Old Telecom Italia and Olivetti in lire until 2001 (Olivetti paid no dividend in 2001) and in euro starting from 2002 (Olivetti paid no dividend in 2002). Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

On completion of the Merger, Telecom Italia (formerly Olivetti) became a successor registrant to Old Telecom Italia under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and, therefore, became subject to and continues to file periodic reports under the 1934 Act required for a foreign private issuer. Telecom Italia (formerly Olivetti) obtained a listing of the Ordinary Shares and Savings Shares issued at completion of the Merger, on the NYSE where such Ordinary Shares and Savings Shares trade in the form of ADSs.

Item 3. Key Information	Selected Financial And Statistical Information

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2004 and 2005, which have been extracted or derived from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS and which have been audited by the independent auditor Reconta Ernst & Young S.p.A..

Unless otherwise indicated, amounts presented in this section are prepared in accordance with IFRS.

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. Pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards”, Telecom Italia is only required to include consolidated financial statements for 2004 and 2005 (earlier periods are not required to be included).

The accompanying IFRS financial data has been prepared in accordance with IFRS effective at December 31, 2005. For the purposes of the Consolidated Financial Statements included elsewhere in this Annual Report there are no differences between IFRS issued by IASB and IFRS adopted by the EU.

For a more complete description of the adoption of IFRS please see “Item 5. Operating and Financial Review and Prospects—5.4 Adoption of International Financial Reporting Standards” as well as “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2004	2005		2005
	(millions of Euro, except percentages and per share amounts)			(millions of U.S. dollars, except percentages and per share amounts)(1)
Statement of Operations Data in accordance with IFRS:
Revenues	28,292	29,919		35,430

Operating income	7,603	7,499		8,880

Net income from continuing operations	2,952	3,140		3,718
Net income (loss) from discontinued operations/assets held for sale	(118)	550		651

Net income	2,834	3,690		4,369

Of which:
• Net income attributable to the Group	1,815	3,216		3,808
• Net income attributable to Minority interests	1,019	474		561

Financial Ratios in accordance with IFRS:
— Revenues/Employees (average number in Group, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees) (thousands)(2)	355.4	374.6		443.6
— Operating income/Revenues (ROS)(%)	26.9	25.1		25.1

Basic and Diluted earnings per Share(3):
— Ordinary Share	0.11	0.17		0.20
— Savings Share	0.12	0.18		0.21
Of which:
— From continuing operations:
• Ordinary Share	0.12	0.14		0.17
• Savings Share	0.13	0.15		0.18
— From discontinued operations/assets held for sale:
• Ordinary Share	(0.01)	0.03		0.03
• Savings Share	(0.01)	0.03		0.03

Dividends:
• per Ordinary Share	0.1093	0.1400	(4)	0.1658
• per Savings Share	0.1203	0.1510	(4)	0.1788

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2004	2005	2005
	(millions of Euro, except percentages and employees)		(millions of U.S. dollars, except percentages and employees)(1)
Balance Sheet Data in accordance with IFRS:
Total assets	81,834	96,010	113,695

Shareholders’ equity:
Shareholders’ equity attributable to the Group	16,248	25,662	30,389
Shareholders’ equity attributable to Minority interests	4,550	1,323	1,567

Total shareholders’ equity	20,798	26,985	31,956

Total liabilities	61,036	69,025	81,739

Total shareholders’ equity and liabilities	81,834	96,010	113,695

Share capital(5)	8,809	10,599	12,551

Financial Ratios in accordance with IFRS:
• Net financial debt/Net invested capital (debt ratio)(%)(6)	61.2	59.6	59.6
• Employees (number in Group at year-end, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees)	82,620	85,484	—

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	(millions of Euro, except per share amounts)					(millions of U.S. dollars, except per share amounts)(1)
Statement of Operations Data in accordance with U.S. GAAP:
• Revenues	27,025	26,769	27,290	28,292	29,921	35,432

• Operating income	3,159	6,724	7,626	6,822	5,874	6,956

• Net income (loss) before minority interests, discontinued operations / assets held for sale and cumulative effect of accounting changes	(3,001)	6,272	3,064	2,899	1,962	2,323
• Minority interests	18	(3,016)	(1,523)	(1,167)	(479)	(567)
• Net income (loss) from discontinued operations / assets held for sale	(1,043)	(1,300)	319	(191)	409	484
• Cumulative effect of accounting changes, net of taxes	20	0	(19)	0	47	56

• Net income (loss)(7)	(4,006)	1,956	1,841	1,541	1,939	2,296

Basic and Diluted earnings per Ordinary Share(8):
• Net income (loss) after minority interests per Ordinary Share from continuing operations	(0.87)	0.80	0.17	0.10	0.08	0.10
• Net income (loss) after minority interests per Ordinary Share from discontinued operations/assets held for sale	(0.31)	(0.32)	0.04	(0.01)	0.02	0.02
• Net income (loss) after minority interests per Ordinary Share from cumulative effect of accounting changes	0.01	0.00	(0.01)	0.00	0.00	0.00

• Net income (loss) per Ordinary Share	(1.17)	0.48	0.20	0.09	0.10	0.12

Basic and Diluted earnings per Savings Share(8):
• Net income (loss) after minority interests per Savings Share from continuing operations	—	—	0.18	0.11	0.09	0.11
• Net income (loss) after minority interests per Savings Share from discontinued operations/assets held for sale	—	—	0.04	(0.01)	0.02	0.02
• Net income (loss) after minority interests per Savings Share from cumulative effect of accounting changes	—	—	(0.01)	0.00	0.00	0.00

• Net income (loss) per Savings Share	—	—	0.21	0.10	0.11	0.13

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2001	2002	2003	2004	2005	2005
	(millions of Euro)					(millions of U.S. dollars)(1)
Balance Sheet Data in accordance with U.S. GAAP:
Total assets	104,212	93,367	108,335	106,919	123,304	146,017

Shareholders’ equity(9)	13,611	15,221	35,067	34,827	44,631	52,852

Total liabilities(10)	90,601	78,146	73,268	72,092	78,673	93,165

Total shareholders’ equity and liabilities	104,212	93,367	108,335	106,919	123,304	146,017

Share capital(5)	8,570	8,630	8,798	8,809	10,599	12,551

	As of December 31,
	2001	2002	2003	2004	2005
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(11)	27,353	27,142	26,596	25,957	25,049
– of which: ISDN equivalent lines in Italy (thousands)(11)	5,403	5,756	6,027	5,805	5,459
Broadband Access(12):
• in Italy (thousands)	390	850	2,040	4,010	5,707
• in Europe (thousands)	—	—	160	420	1,313
Voice Offers in Italy (thousands)(13)	4,094	5,224	5,547	5,883	6,392
Page views Virgilio (millions)	3,945	5,267	6,612	7,902	9,842
Unique users Virgilio (monthly average number) (millions)	6.5	9.5	12.0	13.9	15.7
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	104.3	104.3	105.2	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.2	3.6	3.6	3.7	3.7
Network infrastructure abroad:
• European backbone (km of fiber optics)	36,600	36,600	39,500	39,500	51,000
Mobile:
Mobile lines in Italy at period-end (thousands)(14)	23,946	25,302	26,076	26,259	28,576
Foreign mobile lines at period-end (thousands)(15)	4,558	5,335	8,304	13,588	20,171
Total mobile lines at period-end (Italy + foreign in thousands)(15)	28,504	30,637	34,380	39,847	48,747
GSM coverage in Italy (% of population)	99.7	99.8	99.8	99.8	99.8
Media:
La7 average audience share for the year (%)	2.0	1.8	2.2	2.4	2.7
La7 average audience share for the month of December (%)	1.8	2.1	2.2	2.6	3.1

(1)	For the convenience of the reader, Euro amounts for 2005 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 30, 2005 of €1.00 = U.S.$1.1842.

(2)

The average number of employees in the Group (excluding employees relating to the consolidated companies considered as discontinued operations / assets held for sale and including temporary employees) was 79,602 and 79,869 in 2004 and 2005, respectively.

(3)

In accordance with IAS 33 “Earnings per share”, basic earnings per Ordinary Share is calculated by dividing the Group’s net income available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares.

Since Telecom Italia, has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 10,208,327,613 for the year ended December 31, 2004 and 12,283,195,845 for the year ended December 31, 2005; and

•	Savings Shares was 5,795,921,069 for the year ended December 31, 2004 and 5,930,204,164 for the year ended December 31, 2005.

Item 3. Key Information	Selected Financial And Statistical Information

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	Telecom Italia’s dividend coupons for the year ended December 31, 2005, were clipped on April 24, 2006 and were payable from April 27, 2006.

(5)	Share capital represents share capital issued net of the par value of treasury shares.

(6)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.5 Results of Operations for the Two Years Ended December 31, 2005—5.5.2 Non-GAAP Financial Measures”.

(7)	Excludes Minority interests.

(8)

In accordance with U.S. GAAP, the Net income (loss) per Ordinary Share has been calculated using the two class method, since the Company has both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding. For the purpose of these calculations, the weighted average number of Ordinary Shares was 3,424,694,178 for the year ended December 31, 2001 and 4,054,375,543 for the year ended December 31, 2002. The weighted average number of Ordinary Shares and Savings Shares was 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003, 10,208,327,613 and 5,795,921,069 for the year ended December 31, 2004 and 12,283,195,845 and 5,930,204,164 for the year ended December 31, 2005. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares in addition to dividends paid on the ordinary shares. The calculations also take into account that in 2001 and 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Ordinary Shares was €1 per share, and that in 2003, after the Merger, the par value of Ordinary Shares and Savings Shares was reduced to €0.55 per share.

For diluted earnings per share the weighted average number of shares outstanding is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares.

(9)	Shareholders’ equity under U.S. GAAP is calculated after elimination of minority interests.

(10)	Includes minority interests.

(11)	Data exclude internal lines.

(12)	Number of contracts.

(13)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(14)	Includes TACS, GSM and UMTS services, including Prepaid Customers and excludes “silent” lines.

(15)	Comprises foreign lines of the subsidiaries included in the Mobile Business Unit and excludes those of the mobile subsidiaries considered as discontinued operations/assets held for sale.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time. Subject to the foregoing, we plan to maintain our dividend over the period 2006-2008 at a level comparable to that paid out for 2005.

Dividends declared by Old Telecom Italia.    The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Old Telecom Italia with respect to the two fiscal years ended December 31, 2001 and 2002, respectively, and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares				Dividends on Savings Shares
Year ended December 31,	Euro per Share		U.S. dollars per Share(1)	Millions of Euro	Euro per Share		U.S. dollars per Share(1)	Millions of Euro
2001	0.3125	(2)	0.28	1,644.19	0.3237	(2)	0.29	662.33
2002	0.1357	(3)	0.13	713.47	0.1357	(3)	0.13	273.11

(1)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(2)

Approved at the Annual Meeting of Shareholders of Old Telecom Italia held on May 7, 2002. Old Telecom Italia’s dividend coupons for the year ended December 31, 2001 were payable from May 23, 2002. Dividends for the year ended December 31, 2001 were paid also utilizing reserves.

(3)

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

Dividends declared by Telecom Italia (formerly Olivetti).    The following table sets forth the dividends per Ordinary Share, per Savings Share and per Preferred Share declared by Telecom Italia (Olivetti prior to the Merger) with respect to each of the last five fiscal years and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euro per Share	U.S. dollars per Share(1)	Millions of Euro	Euro per Share	U.S. dollars per Share(1)	Millions of Euro
2001	—	—	—	—	—	—
2002	—	—	—	—	—	—
2003	0.1041	0.1278	1,072.95	0.1151	0.1413	667.11
2004	0.1093	0.1431	1,225.99	0.1203	0.1575	697.25
2005(2)	0.1400	0.1753	1,873.12	0.1510	0.1891	909.94

(1)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(2)

Approved at the Annual Shareholders’ Meeting held on April 13, 2006. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2005 were clipped on April 24, 2006, and were payable from April 27, 2006.

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

Item 3. Key Information	Dividends

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

Dividends in respect of Ordinary Shares and Savings Shares held with Monte Titoli S.p.A (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—10.4 Description of Capital Stock”.

Arrangements between Euroclear or Clearstream and Monte Titoli permit the shareholders to collect the dividends through Euroclear or Clearstream. Holders of American Depositary Receipts (“ADRs”) are entitled to receive payments in respect of dividends on the underlying Ordinary Shares and Savings Shares, as the case may be, in accordance with the relevant Deposit Agreement.

Dividends payable on the Company’s Ordinary Shares and Savings Shares may be subject to deduction of Italian withholding tax. See “Item 10. Additional Information—10.6 Taxation”. Italian regulations do not contain any specific restrictions on the payment of dividends to non-residents of Italy. See “Item 10. Additional Information—10.2 Exchange Controls and Other Limitations Affecting Security Holders”.

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Ordinary Shares or Savings Shares. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives.

In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents of Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Ordinary Shares and Savings Shares, as the case may be, will satisfy these requirements. The Depositary, in accordance with Telecom Italia, will be required to provide information to beneficial owners of Ordinary Share ADSs and Savings Share ADSs, that are considered U.S. residents for purposes of applicable law, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

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

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the “Merger”) with Olivetti as the surviving company changing its name to “Telecom Italia S.p.A.”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Olimpia or Pirelli & C. S.p.A. (“Pirelli”), Olimpia’s largest shareholder, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to the TIM Acquisition (see “—4.1.3—Significant Developments during 2005—TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia’s Ordinary Shares, making it the largest shareholder of Telecom Italia.

On December 22, 2004, Olimpia’s shareholders approved a capital increase in the amount of €2 billion to finance the acquisition of additional Ordinary Shares. As a result, on March 11, 2005, Olimpia announced that it had acquired 189,988,330 additional Ordinary Shares and increased its total holdings to 2,207,345,359 Ordinary Shares, equal to approximately 20.4% of the Ordinary Share capital of Telecom Italia. In addition, as of March 14, 2005, the conversion of over 424 million Telecom Italia convertible bonds became effective, which further increased Olimpia’s aggregate shareholding to 2,407,345,359 Ordinary Shares, representing approximately 21.4% of the outstanding Ordinary Shares.

Following the issuance of shares of Telecom Italia in exchange for outstanding shares of TIM held by third parties, as a result of the merger of TIM into Telecom Italia through which the TIM Acquisition was effected, Olimpia’s stake was diluted to approximately 18% (corresponding to 2,407,345,359 Ordinary Shares).

By letter dated February 6, 2006, Pirelli, Edizione Holding S.p.A., Edizione Finance International S.A., UniCredito Italiano S.p.A., Banca Intesa S.p.A. and Olimpia notified Hopa of their withdrawal from the agreement between Pirelli, Edizione Holding S.p.A., Edizione Finance International S.A., UniCredito Italiano S.p.A., Banca Intesa S.p.A., Hopa and Olimpia, entered into on February 21, 2003 and subsequently modified on January 23, 2004 and January 28, 2005; with letters dated respectively March 27 and March 28, 2006, Banca Intesa S.p.A. and UniCredito Italiano S.p.A. notified Pirelli of their withdrawal from the agreement between Pirelli, UniCredito Italiano S.p.A. and Banca Intesa S.p.A., entered into on September 14, 2001 and subsequently modified on September 26, 2001, October 24, 2001 and December 16, 2003. With the aforementioned letters Banca Intesa S.p.A. and UniCredito Italiano S.p.A. exercised their rights to sell their entire holdings in Olimpia to Pirelli. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

Item 4. Information On The Telecom Italia Group	Business

In January 2004, Hopa announced it had acquired a shareholding then equal to 3.367% of Telecom Italia’s Ordinary Shares, held, in part, directly (13,203,484 Ordinary Shares) and in the remaining part through Holinvest S.p.A. (“Holinvest”), a company owned by Hopa (80.001%) and Olimpia (19.999%). On April 15, 2004, Holinvest exchanged with JPMorgan Ltd. 95,606,875 of Telecom Italia’s convertible bonds for 46,343,969 Ordinary Shares.

From June 9, 2005 to March 22, 2006 Pirelli Finance S.A. (a Luxemburg wholly owned subsidiary of Pirelli) acquired an aggregate amount of 134,957,885 Ordinary Shares, through market transactions and exercise of call options granted to Pirelli Finance S.A. by JPMorgan Chase Bank N.A. and HSBC Bank Plc.

As of April 13, 2006 (the date of Telecom Italia’s annual shareholders’ meeting), Hopa, directly and through Holinvest, owned 451,568,211 Ordinary Shares (equal to 3.38% of the outstanding Ordinary Shares), while Pirelli directly and through Pirelli Finance S.A. owned 182,113,185 Ordinary Shares (equal to 1.36% of the outstanding Ordinary Shares).

In addition,

•

on November 14, 2001, Pirelli (now Pirelli Finance S.A.) entered into a swap transaction with Credit Agricole Lazard Financial Products Bank (now convertible into Calyon S.A.) with respect to €200,000,000 Olivetti convertible bonds (now 94,310,600 Ordinary Shares). The swap transaction may be settled, at Pirelli’s option, either in cash or by physical delivery of Ordinary Shares on November 23, 2006, upon payment by Pirelli of an aggregate amount of €200,000,000;

•

on February 8, 2002, Pirelli Finance S.A. entered into an equity swap transaction with JPMorgan Chase Bank, pursuant to which JPMorgan Chase Bank agreed to pay to Pirelli Finance S.A. an amount equal to any increase, and Pirelli Finance S.A. agreed to pay to JPMorgan Chase Bank an amount equal to any decrease, above or below a reference price of €1.4213 (now €3.01) per security in the average official market price of 100,000,000 Olivetti shares (now corresponding to 44,797,535 Ordinary Shares and 5,000,000 Telecom Italia Convertible Bonds) over the period of 10 trading days commencing on December 1, 2006. Pirelli Finance S.A. has the right to settle the swap transaction by physical delivery, in which case Pirelli Finance S.A. has the right to receive the aforementioned securities upon payment of €142,130,000;

•

on December 28, 2005 Pirelli Finance S.A. purchased from Mediobanca Banca di Credito Finanziario S.p.A. a call option, in consideration for selling a corresponding put option, each with respect to 40,000,000 Ordinary Shares. The call option may be exercised by Pirelli Finance S.A. in whole on June 16, 2006 at €2.5765 per share and the put option may be exercised by Mediobanca Banca di Credito Finanziario S.p.A. in whole on June 16, 2006 at €2.2590 per share. Pirelli Finance S.A. may require that the relevant option be settled in cash;

•

on December 30, 2005 Pirelli Finance S.A. purchased from HSBC Bank Plc. a call option, in consideration for selling a corresponding put option, each with respect to 40,000,000 Ordinary Shares. The call option may be exercised by Pirelli Finance S.A. in whole on June 16, 2006 at €2.5832 per share and the put option may be exercised by HSBC Bank Plc. in whole on June 16, 2006 at €2.2205 per share. Pirelli Finance S.A. may require that the relevant option be settled in cash.

According to publicly available filings with Consob, as of April 14, 2006, the shareholders of Pirelli with a 5% shareholding or greater in Pirelli’s voting capital were Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali S.p.A. (5.251%). On the same date shareholders of Camfin CAM Finanziaria S.p.A. with a 5% shareholding or greater in the voting capital of the company included Mr. Marco Tronchetti Provera (through Gruppo Partecipazioni Industriali S.p.A. (50.180%)) and Mr. Carlo Acutis (through Vittoria Assicurazioni S.p.A. (4.648%) and Yura International Holding B.V. (4.649%)).

Item 4. Information On The Telecom Italia Group	Business

The following chart illustrates Telecom Italia’s current ownership structure.

(1):	Shareholders of Pirelli & C. S.p.A. with a 5% stake or greater in the voting capital of the company include: Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali S.p.A. (5.251%).

*

By letter dated March 28, 2006, UniCredito Italiano S.p.A. notified Pirelli (i) of its withdrawal from the agreement between Pirelli, UniCredito Italiano S.p.A. and Banca Intesa S.p.A., entered into on September 14, 2001 and subsequently modified on September 26, 2001, October 24, 2001 and December 16, 2003. With the same letter UniCredito Italiano S.p.A. exercised its right to sell its entire holding in Olimpia to Pirelli for a consideration of approximately €585 million, in line with the carrying value.

**

By letter dated March 27 2006, Banca Intesa S.p.A. notified Pirelli of its withdrawal from the agreement between Pirelli, UniCredito Italiano S.p.A. and Banca Intesa S.p.A., entered into on September 14, 2001 and subsequently modified on September 26, 2001, October 24, 2001 and December 16, 2003. With the same letter Banca Intesa S.p.A. exercised its right to sell its entire holding in Olimpia to Pirelli for a consideration of approximately €585 million, in line with the carrying value.

***

By letter dated February 6, 2006, Pirelli, Edizione Holding S.p.A., Edizione Finance International S.A., UniCredito Italiano S.p.A., Banca Intesa S.p.A. and Olimpia notified Hopa of their withdrawal from the agreement between Pirelli, Edizione Holding S.p.A., Edizione Finance International S.A., UniCredito Italiano S.p.A., Banca Intesa S.p.A., Hopa and Olimpia, entered into on February 21, 2003 and subsequently modified on January 23, 2004 and January 28, 2005.

For the glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Report see “—4.4 Glossary of Selected Telecommunications Terms”.

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

The Telecom Italia Group is a world leader in the information and communication technology sector. As leaders in wireline and mobile communications, our companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group is also active in the media sector and it supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In our domestic Italian market, we are both a technological and market leader in the fastest-growing market segments (mobile, broadband and data transmission). Our international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

Item 4. Information On The Telecom Italia Group	Business

In particular, at December 31, 2005, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 25.0 million subscriber fixed-lines installed (including ISDN equivalent lines). In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 28.6 million lines at December 31, 2005; and as of the same date Telecom Italia Group had 20.1 million foreign mobile lines, resulting in a total of 48.7 million mobile lines.

As a result of the merger with Tim Italia, Telecom Italia S.p.A. is one of the three mobile operators licensed to provide services using GSM 900 technology in Italy and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

4.1.3    SIGNIFICANT DEVELOPMENTS DURING 2005

One Company Model

On October 5, 2005 the Board of Directors of Telecom Italia adopted a new business model, based on the integration of responsibilities for the development and management of the fixed and mobile telecommunication businesses and Internet services business, all of which were consolidated into a single organizational unit named Operations (“Operations”).

The adoption of the One Company Model was the outcome of both the TIM Acquisition (see below) and the restructuring of the Telecom Italia Group Internet activities (see below) which resulted in Operations replacing the separate business units of Wireline, Mobile and Media (with Telecom Italia Media focusing on the media industry only).

The overall process, dating from December 2004 (original plan for the integration of Telecom Italia and TIM), developed through 2005 (with the merger of TIM into Telecom Italia, the acquisition by Telecom Italia of the Internet activities previously operated by Telecom Italia Media and adoption of the One Company Model), and finally led in 2006 to the merger of Tim Italia with and into Telecom Italia.

The adoption of the One Company Model is our strategic response to changes in the demand for telecommunications services, increased competitive pressure and technological innovations, which are progressively erasing the traditional distinctions between fixed and mobile business areas. We consider that our ability to offer wireline, mobile and Internet services, as the demand for these services converges, provides us with a longer term competitive advantage which, if exploited, will be the means of achieving our targets of growth and profitability, as well as offering opportunities to rationalize costs and investments which are necessary in order to develop and introduce new technologies, manage innovation, provide value-added services and increase usage of our networks.

TIM Acquisition

On December 7, 2004, the Boards of Directors of Telecom Italia and TIM set out a plan for the integration of the two companies. Such plan was aimed at streamlining Telecom Italia Group’s ownership structure and optimizing the financial and capital structure of the Telecom Italia Group resulting from the merger, against a backdrop of rapid technological development focused on promoting a significant increase in business efficiencies.

The integration plan of TIM into Telecom Italia was realized through:

•

a partial voluntary cash tender offer (launched on January 3, 2005, and completed on January 21, 2005) by Telecom Italia for a certain number of TIM ordinary shares, equivalent to two—thirds of the ordinary share free float, and for all TIM savings shares (the “Cash Tender Offer”) at a price of €5.60 per each TIM ordinary and savings share.

As a result of this, Telecom Italia acquired 2,456,501,605 TIM ordinary shares and 8,463,127 TIM savings shares for a total consideration of €13,804 million; the transfer to Telecom Italia of ownership of shares tendered and accepted took place on January 28, 2005.

In order to pay the consideration connected to the Cash Tender Offer, Telecom Italia used €2,504 million of its own funds and €11,300 million was drawn from the line of credit made available on

Item 4. Information On The Telecom Italia Group	Business

December 8, 2004 by a pool of Italian and international banks for a maximum aggregate amount of €12,000 million, divided into three tranches (the first equal to €3,000 million; the second equal to €6,000 million; and the third equal to €3,000 million); the residual amount on the first tranche of the line of credit equal to €700 million, was cancelled. On February 11, 2005 the outstanding borrowings were reduced to €9,000 million with the first tranche of the line of credit repaid in the amount of €2,300 million. In addition, Telecom Italia incurred €98 million of further costs directly related to the Cash Tender Offer for the TIM shares;

•

on February 3, 2005 and February 11, 2005, respectively, Telecom Italia acquired 21 million TIM savings shares for a consideration of €117 million, and 42 million TIM ordinary shares for a consideration of €234 million, as a result of the exercise of an option agreement entered into in December 2004. In addition, following the completion of the Cash Tender Offer, Telecom Italia purchased 5,063,893 (in accordance with IFRS, this transaction was recorded in the 2004 consolidated financial statements) additional TIM savings shares through market transactions for a consideration of €28 million;

•

on February 24, 2005, TIM proceeded to spin off the corporate operations relating to the domestic mobile communications business to Tim Italia; the spin-off was effected by a Tim Italia capital increase against the conferral of the corporate operations with effect on March 1, 2005. The spin-off allowed Tim Italia to succeed TIM as the official licensee or holder of other authorizations to provide mobile communications services in Italy, as well as in all the user rights (even those temporarily assigned to TIM on the date of the contribution of the corporate operations), in the numbering and/or radio frequencies under concession, license, general authorization, and in the special authorizations ensuing from statements constituting declaration of the start of activities;

•

on June 30, 2005, the merger of TIM with and into Telecom Italia took effect, at which time TIM’s shares ceased trading on the Italian Stock Exchange. In particular, the exchange of TIM shares owned by third party shareholders into Telecom Italia Ordinary Shares and Savings Shares took place on June 30, 2005 at the following ratios:

–	1.73 newly issued Telecom Italia Ordinary Shares, with a nominal value of €0.55 each, for every TIM ordinary share, with a nominal value of €0.06 each;

–	2.36 newly issued Telecom Italia Savings Shares, with a nominal value of €0.55 each, for every TIM savings share, with a nominal value of €0.06 each.

As a result Telecom Italia issued 2,126,339,540 Ordinary Shares (net of 24,607,520 Ordinary Shares given in exchange to Telecom Italia Finance against 14,224,000 TIM shares it held) and 230,199,592 Savings Shares given in exchange to minority shareholders of TIM;

•	as a result of the merger, on June 30, 2005 Telecom Italia obtained full control of TIM;

•

on October 5, 2005 the Boards of Directors of Telecom Italia and Tim Italia, as a consequence of the adoption of the One Company Model, set out a plan for the merger of Tim Italia with and into Telecom Italia S.p.A..

The merger, which took effect on March 1, 2006, did not result in any changes to Telecom Italia’s company bylaws, nor did it entail an increase in Telecom Italia’s share capital, as Telecom Italia already held 100% of Tim Italia’s shares which were subsequently cancelled without exchange, as a result of the merger.

For further details, see “Note 4—Business Combinations, Acquisitions of Minority Interests and Transactions between Companies under Common Control” of the Notes to the Consolidated Financial Statements.

Restructuring of the Telecom Italia Group Internet activities

In accordance with the decisions of the Boards of Directors of Telecom Italia and Telecom Italia Media of April 4, 2005, Telecom Italia and Telecom Italia Media entered into, on April 19, 2005, agreements for the restructuring of the Telecom Italia Group Internet Activities, with Telecom Italia Media to focus on the media industry. As a result:

•

on June 1, 2005, Telecom Italia executed the contractual agreements with Telecom Italia Media for the purchase of the assets of Virgilio (through the companies Finanziaria Web and Matrix) and Tin.it, approved by the respective Boards of Directors on April 4, 2005.

Item 4. Information On The Telecom Italia Group	Business

Under the deal, for a total consideration of €950 million, Telecom Italia purchased the following investments from Telecom Italia Media:

–

a 60% stake in Finanziaria Web and a 0.7% stake in Matrix at a total price of €70 million. At the conclusion of the deal, Telecom Italia, which, through ISM, already held a 40% stake in Finanziaria Web and a 33.3% stake in Matrix, owned (through ISM) 100% stakes in Finanziaria Web and Matrix and thus has full control over Virgilio. On December 31, 2005, Finanziaria Web and ISM were merged with and into Telecom Italia;

–	100% stake in Nuova Tin.it S.r.l., a newly-formed company to which Telecom Italia Media contributed the Tin.it business segment. The sale price was €880 million.

The aforementioned transaction also involved:

–

the buy-back, approved by the Telecom Italia Media Shareholders’ Meeting held on May 24, 2005, of Telecom Italia Media ordinary and savings shares at a price, respectively, of €0.40 per ordinary share and €0.33 per savings share, up to the limits allowed by law, for an equivalent amount of approximately €148 million. Based on the results of the tender offer, Telecom Italia Media purchased 364,251,922 ordinary shares and 6,107,723 savings shares equal, respectively, to 10% of ordinary share capital and 10% of savings share capital of Telecom Italia Media;

–	on October 18, 2005, the subsequent reduction in Telecom Italia Media share capital by canceling the treasury stock bought back.

All of the ordinary shares and savings shares were acquired in market transactions. As a result of the tender offer and after cancellation of the shares acquired, Telecom Italia now has direct control (60.4%) and indirect control (2.1% through Telecom Italia Finance S.A.) of 69.2% of the ordinary shares (up from 62.5%);

•	on October 3, 2005, the Board of Directors of Telecom Italia Media approved the merger by incorporation of La7 Televisioni S.p.A. (a fully owned subsidiary) into Telecom Italia Media S.p.A..

As a result of the merger, effective January 1, 2006, Telecom Italia Media now holds direct control over MTV Italia and Telecom Italia Media Broadcasting.

The merger, which was also approved by the Board of Directors of La7 Televisioni S.p.A. on October 3, 2005, did not result in any changes to Telecom Italia Media’s company bylaws, nor did it entail an increase in Telecom Italia Media’s share capital, as Telecom Italia Media already held 100% of La7 Televisioni’s shares which were subsequently cancelled without exchange, as a result of the merger.

4.1.5    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2005

For a description of disposals and acquisitions of significant equity investments in 2005 please see “Note 1—Form and Content and Other General Information”, “Note 4—Business Combinations, Acquisitions of Minority Interests and Transactions between Companies Under Common Control”, “Note 9—Other Non-Current Assets” and “Note 16—Discontinued Operations/Assets Held for Sale” of the Notes to the Consolidated Financial Statements.

4.1.6    RECENT DEVELOPMENTS DURING 2006

TIM Participações—Partial offering of preferred shares

On May 16, 2006, TIM Participações S.A. filed a Preliminary Prospectus with the Brazilian Comissão de Valores Mobiliários (the Brazilian Securities Commission) and announced the intention to file a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission for the sale of preferred shares of TIM Participações. The proposed offering of preferred shares will only comprise the sale of a portion of shares owned by TIM Brasil. The Telecom Italia Group will maintain control of TIM Participações through its current 81.19% stake of ordinary voting shares, none of which will be included in the offering.

For a description of other recent developments please also see “Note 40—Subsequent Events” and “Note 45—Additional U.S. GAAP Disclosures” of the Notes to the Consolidated Financial Statements.

Item 4. Information On The Telecom Italia Group	Business

4.1.7    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2005:

(1)

On October 5, 2005, the Board of Directors of Telecom Italia decided to accelerate the process launched in December 2004, and approved a fully integrated business model designed to ensure the best possible service to customers in compliance with applicable regulations. The resulting “One Company” organizational model replaces a model that employs separate Wireline and Mobile Business Units, thereby converging responsibility for the development of the fixed telephony, mobile telephony and Internet services businesses into a single organizational unit. The unification of the management of the business, as well as the unification of the management of the corporate structure, took effect immediately.

(2)

On April 4, 2005, the Boards of Directors of Telecom Italia and Telecom Italia Media authorised the restructuring of the Telecom Italia Group’s Internet business. As a result of this, on June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Nuova Tin.it and Matrix).

(3)

On February 24, 2005, TIM proceeded to spin off the corporate operations relating to the domestic mobile communications business to Tim Italia S.p.A.. The merger of TIM with and into Telecom Italia took effect on June 30, 2005, while the merger of Tim Italia with and into Telecom Italia took effect on March 1, 2006.

(4)

On October 3, 2005, the Board of Directors of Telecom Italia Media approved the merger by incorporation of La7 Televisioni S.p.A. into Telecom Italia Media S.p.A.. The merger became effective on January 1, 2006.

(5)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

The following companies are considered assets held for sale and are now included in Other Activities:

•

Gruppo Buffetti (previously included in the Media Business Unit); on September 26, 2005, Telecom Italia Media signed a contract with Dylog Italia S.p.A. and Palladio Finanziaria S.p.A. for the sale of Telecom Italia Media’s 100% stake held in Gruppo Buffetti S.p.A.. The sale was finalized on January 11, 2006.

•

Corporacion Digitel (previously included in the Mobile Business Unit); on January 19, 2006, Telecom Italia through its subsidiary TIM International N.V., signed an agreement for the sale of 100% of the capital of the Venezuelan mobile operator, Corporacion Digitel to Telvenco S.A.. On May 18, 2006, the necessary authorizations were received from the relevant Venezuelan authorities and therefore the completion of the acquisition can take place.

Item 4. Information On The Telecom Italia Group	Business

The table below sets forth certain key data for each Business Unit.

	Period	Wireline (1)(2)	Mobile	Media (1)		Olivetti (4)	Other activities (2)(3)		Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(5)	2005 2004	17,802 17,431	12,963 11,712	180 168		452 590	1,680 1,635		(3,158 (3,244	) )	29,919 28,292

Operating income	2005 2004	4,566 4,756	3,661 3,850	(130 (93	) )	(38 17)	(615 (715	) )	55 (212)		7,499 7,603

Capital expenditures	2005 2004	2,670 2,267	2,118 2,288	65 39		19 15	308 393		(7 —)		5,173 5,002

Number of employees at the year-end(6)	2005 2004	55,990 54,090	20,767 18,743	886 1,077		1,750 2,109	6,091 6,601		— —		85,484 82,620

(1)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Nuova Tin.it and Matrix); as a result the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

(2)

The operating activity IT Group is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom with Telecom Italia which took place at the end of 2004.

(3)	Entel Bolivia is included in Other Activities.

(4)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(5)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(6)

The number of employees at year-end excludes employees relating to the consolidated companies considered as discontinued operations/assets held for sale, and includes temporary employees. For purposes of comparison with December 31, 2005, the number of employees at December 31, 2004 has been adjusted to include as discontinued operations/assets held for sale those companies that are considered as such at December 31, 2005.

Item 4. Information On The Telecom Italia Group	Business

The following table sets forth, for the periods indicated, certain selected statistical data for the fixed-line, mobile, internet and media businesses.

	As of December 31,
	2003	2004	2005
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(1)	26,596	25,957	25,049
– of which: ISDN equivalent lines in Italy (thousands)(1)	6,027	5,805	5,459
Broadband Access(2):
• in Italy (thousands)	2,040	4,010	5,707
• abroad (thousands)	160	420	1,313
Voice Offers in Italy (thousands)(3)	5,547	5,883	6,392
Page views Virgilio (millions)	6,612	7,902	9,842
Unique users Virgilio (average number)	12.0	13.9	15.7

Network infrastructure in Italy:
• access network in copper (millions of km—pair)	105.2	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.7	3.7

Network infrastructure abroad:
• European backbone (km of fiber optics)	39,500	39,500	51,000

Mobile:
Mobile lines in Italy at period-end (thousands)(4)	26,076	26,259	28,576
Foreign mobile lines at period-end (thousands)(5)	8,304	13,588	20,171
Total mobile lines at period-end (Italy + foreign in thousands)(5)	34,380	39,847	48,747
GSM coverage in Italy (% of population)	99.8	99.8	99.8

Media:
La7 average audience share for the year (%)	2.2	2.4	2.7
La7 average audience share for the month of December (%)	2.2	2.6	3.1

(1)	Data exclude internal lines.

(2)	Number of contracts.

(3)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(4)	Includes TACS, GSM and UMTS services, including Prepaid Customers, and excludes “silent” lines.

(5)	Comprises foreign lines of the subsidiaries included in the Mobile Business Unit and excludes those of the mobile subsidiaries considered as discontinued operations/assets held for the sale.

4.1.8    UPDATED STRATEGY

On March 8, 2006, we set out our priorities for the 2006-2008 period.

Changes in the demand for telecommunications services, increased competitive pressure and technological breakthroughs are progressively eroding the traditional distinctions between fixed and mobile business areas. We have long seen a strategy of convergence as the means of developing a sustainable long-term competitive advantage.

As a result we decided to accelerate the process launched in December 2004, building a fully integrated business model (the “One Company Model”) in the conviction that this will ensure the best possible services to customers, in accordance with prevailing regulations. The resulting “One Company” organizational model replaces the separate Wireline and Mobile Business Units, with the responsibilities for the development of the fixed telephony, mobile telephony and internet services businesses converging into a single organizational unit.

Our strategy is based on five pillars to support the growth of the Group and the evolution of profitability.

•	Convergence synergies: due to the Telecom Italia/TIM merger and the accelerated integration of organization and operations, we plan to improve our ability to extract operating expenditures (“opex”)

Item 4. Information On The Telecom Italia Group	Business

and capital expenditures (“capex”) synergies. We plan to have €1.3 billion of opex and capex savings in 2006 that will be largely reinvested to support growth in the new convergent scenario.

•

Employee productivity and reskilling:    we plan to increase employee productivity: in 2006 we plan to reduce our domestic group employees to approximately 68,300. We also plan to reskill our employees through a “new skills development” program, a competencies updating program and professional training.

•

Advanced network deployment:    in 2005, our network was based on common transport and IP infrastructures, common IT infrastructures, and supported an accelerated deployment of new technologies and services’ innovation. In order to improve the quality of service and to enable new services, we plan to deploy our network towards increased wireline/wireless access capacity, on demand bandwidth, integrated BSS and OSS systems, full IP network and integrated service platform for service creation, distribution and control.

•

Loyalty and retention:    we plan to strengthen customer loyalty through an upgraded customer relations model built on a needs-based customer segmentation and a multicontact approach (phone, web, mobile). We have a set of specific projects to accelerate service quality improvements.

•

Marketing leadership and growth:    we plan to increase our customer value through the delivery of communication services (e.g. voice, internet access, connectivity, etc.) and contents (music, sport, games, movies, infotainment, etc.) through different access technologies (e.g. POTS, ADSL, VDSL, UMA, BWA, DVB-H, HSDPA, 2G and 3G mobile access) on different kinds of devices (e.g. mobile phone, PDA, UMA phone, fixed phone, PC, TV). We also plan to leverage our network capabilities to expand our ICT offering towards business continuity, collaboration tools, advanced messaging, remote data storage, mobile office solutions and security solutions.

There can be no assurance that these objectives will actually be achieved.

While implementing the integrated One Company organizational model which is expected to anticipate the sector trends and provide us with a competitive advantage, we maintain a specific approach to the fixed and mobile markets, which are still characterized by specific competitive and regulatory contexts.

Wireline business

In Wireline, the main focus is on broadband development and customer retention. At the end of 2005, the customer base of broadband access lines was 5.7 million in the domestic market and 1.3 million in the European markets (France, Germany and The Netherlands). Broadband access services (Alice and Alice Business) have supported continued growth. New voice packages, including flat rates on both POTS and VoIP lines, and innovative integrated solutions for business clients were also introduced.

Our Wireline strategy continues to be driven by defense of market share in voice traffic, a strong emphasis on data/Internet growth and the development of broadband content and services, while maintaining a strong focus on obtaining cost efficiencies.

In particular, we intend to:

•

maintain the domestic leadership in our core business (voice services, Internet access, data transmission services for businesses, national and international wholesale services); on voice, the process of migrating an increasing portion of our customers to flat rate packages will be the key to ensure the success of our retention strategy;

•

strengthen our leadership in service innovation and increase the penetration of broadband services, through “dual play” (voice + broadband access) offers, “triple play” (voice + broadband access + IPTV) offers, and also “quadruple play” offers (fixed and mobile voice + broadband access + IPTV). These services will be supported by increased bandwidth, as we expect to deploy the ADSL2+ technology in 2006 and the VDSL2 technology in the main Italian cities by 2007, thus providing access speeds of up to 20 Mbit/s and 50 Mbit/s, respectively;

•

consolidate our operational capabilities with the objective of offering best in class service levels to our customers and leverage opportunities to retain our client base by enhancing customer loyalty (through customer relationship management and customer contact);

Item 4. Information On The Telecom Italia Group	Business

•	run efficient operations and continue our cost-cutting program (personnel, real estate, general and administrative, network);

•	maintain competitive services and focus investment on enhancing network evolution towards optical transport and IP (Internet Protocol) services; and

•

expand the presence in selected areas throughout Europe (such as Germany and France) with the offer of broadband access and value-added services by capitalizing on domestic expertise. We expect to increase the geographic coverage in both France and Germany, while maintaining a focus on full LLU access.

There can be no assurance that these objectives will actually be achieved.

Italian mobile business

Mobile Italy’s strategy is focused on maintaining its leadership and achieving sustainable and profitable growth in the Italian wireless market through:

•

continuous innovation and improved segmentation of voice and Value Added Services (VAS) offers; we believe this should enable Mobile Italy to retain or improve its market share and to achieve leadership in the UMTS services market;

•	strong customer care, able to respond and anticipate customer needs with a segmented approach; and

•

full enhancement of the potential of the UMTS network and development of mobile broadband technologies (such as HSDPA) and of DVB-H (mobile TV) services. These are expected to enable the provision to mobile customers of value added services and content now available to fixed line customers, due to the development of convergent platforms.

The main strategic tools for the achievement of such objectives are:

•

development of synergies between fixed and mobile services both on the revenue side, by launching convergent services, and on the cost side, by eliminating duplication and achieving cost efficiencies on capex and opex;

•	innovative marketing propositions, aimed at generating new and segmented offers to increase voice traffic and VAS usage;

•	a multichannel and integrated approach to caring and distribution, tailored for different customer needs/profile, capitalizing also on fixed line service “push” distribution channels; and

•	focus on innovative capex, enabling us to retain our leadership in network quality and to provide our customers with attractive wireless broadband services.

There can be no assurance that these objectives will actually be achieved.

Brazilian Mobile business (TIM Brasil)

In 2005, TIM Brasil further strengthened its market position and outperformed the Brazilian market line growth also due to its ability to attract high value customers. After an increase in mobile penetration by 10 percentage points to 47%, the Brazilian market is expected to continue growing and to reach a penetration rate of approximately 60% in 2008. In this context, TIM Brasil’s strategy will remain focused on maintaining its leadership in the high value customer segment and to stabilize or slightly increase market share, through:

•	deeper segmentation of the offer for both consumer and business customers;

•

continuous innovation in Value Added Services, which accounted for 6% of service revenues in 2005 and provides significant growth opportunity; this is enabled by TIM Brasil’s nationwide GSM/EDGE coverage;

•	shorter time to market and greater efficiency due to TIM Brasil’s plug and play strategy, which enables it to share resources and know-how with the domestic Italian business;

•	improved customer care, also leveraging on its extensive distribution channel; and

Item 4. Information On The Telecom Italia Group	Business

•	increased focus on quality of coverage, rather than pure extension (91% of urban population already covered).

Economies of scale and strict cost control should also allow TIM Brasil to further improve its profitability.

There can be no assurance that these objectives will actually be achieved.

Telecom Italia Media

In 2005, Telecom Italia Media completed its transition to a focused media company by selling its Internet operations and the Buffetti Group (the sale of the latter was finalized in January 2006) and executed the buy-back of ordinary and saving shares and merger by incorporation of La7 Televisioni S.p.A.. Telecom Italia Media is consolidating its position as a multimedia and multiplatform broadcaster with the aim of establishing a benchmark for its industry.

In particular, the strategy to be implemented over the 2006 – 2008 period includes:

•	La7 and MTV Free to Air: consolidate distinctive publishing and competitive positioning to increase advertising revenues faster than audience share and programme costs;

•	Multimedia and Multichannel: full exploitation of relevant contents through all distribution platforms; and

•	Digital Terrestrial Television: consolidate the second player position completing the Pay Per View contents/channel offer and testing a new interactive and premium offer.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business

4.1.9    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of the date of this Annual Report:

(1)

On November 25, 2005, the Services for the Judicial Authority Service Unit was set up and reports directly to the CEO, Carlo Orazio Buora. The unit is headed by Aldo Cappuccio who is responsible for the coordination and relations with the Italian judiciary at the Group level and the services rendered to the Judicial Authorities for wireline and mobile telecommunications.

(2)	As from January 23, 2006, Gustavo Bracco is responsible for the Security Service Unit as well as being in charge of the Human Resources and Organization Group Function.

(3)	The consortium company is in charge of the internal auditing activities of the Group. In April 2006, the consortium company was renamed Telecom Italia Audit and Compliance Services.

Our recent adoption of the One Company model organizational system has resulted in a overall reorganization of the Group which, since October 5, 2005, has been structured as follows:

•	Central Functions: in charge of managing the functioning of the Telecom Italia Group;

•	Operations: responsible for the management and development of fixed telecommunications, mobile telecommunications and internet services;

•	Business Units: responsible for the development of the Media and Olivetti businesses.

Item 4. Information On The Telecom Italia Group	Business

Specifically, the following individuals report to the Chairman, Marco Tronchetti Provera:

–

the Chief Executive Officer, Carlo Orazio Buora, who is responsible for activities connected with the direction and control of the business as well as the overall management of cross-over business issues;

–	the Chief Executive Officer of Operations, Riccardo Ruggiero.

The following also report directly to the Chairman:

–	the Central Functions of Public and Economic Affairs, Communication and Image, Progetto Italia, Investor Relations, Telecom Italia Latam and General Counsel;

–	the Media Business Unit—with its principal areas of business being journalistic information, TV production, TV and web content offerings—headed by Enrico Parazzini.

The Olivetti Business Unit, headed by Giovanni Ferrario reports directly to the CEO, Carlo Orazio Buora. This business unit operates in the market of specialized applications for the banking field and retail information systems for gaming, lotteries and e-vote systems as well as in the research, development and production of products using silicon technology (from ink-jet heads to Micro-Electro-Mechanical Systems).

The Central Functions—with Operations and Business Units retaining responsibility for economic results and businesses—are divided into Group Functions and/or Service Units for the purpose of ensuring a more direct focus on cross-over activities in relation to their role of strategic governing and/or common operating service.

Committees

One of the most important tools for the management and the operational integration of the Group is the Committee System which has recently been revised with the aim of:

–	monitoring the implementation of strategies and the development of plans and results;

–	ensuring the overall coordination of business actions and the management of the relative cross-over business issues;

–	building up the necessary operating synergies between the various functions involved in the technological, business and support processes; and

–	supporting the integrated development of the innovation processes of the Group.

In particular, the new Committee System of the Group includes:

•	the Management Committee, which coordinates the Group’s activities and ensures a unified approach to the development and implementation of business strategies;

•	the Investments Committee, which is entrusted with approving investments that exceed specific delegated limits;

•

the Business Reviews Committee for Operations, Media and Olivetti, which, for each business segment, analyzes forecasts, results and operating progress and examines the advances made on the most important projects and action plans;

•	the Technological Committee, which ensures an integrated approach to innovation and technological development processes;

•

the IT Governance Committee, which defines the guidelines for the information strategies of the Group, addresses IT strategic decisions and investments consistently with business needs, monitors progress on the most important IT projects, the quality of solutions and cost effectiveness;

•	the IT Risk Management Committee, which ensures the global administration of IT risk at the Group level.

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    WIRELINE

The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services for final retail customers and wholesale providers. On an international level, Wireline develops fiber optic networks for wholesale customers (mainly in Europe and South America) and innovative Broadband services in large metropolitan areas in France, Germany and The Netherlands.

Aggressive market competition continued during 2005, in particular for national traffic, and was countered with new plans offered as part of actions to retain customers.

The Wireline Business Unit accounted for gross revenues of €17,802 million in 2005 and €17,431 million in 2004. The 2005 gross revenues represented positive growth of approximately 2.1% which is one of the most important goals of the Wireline Business Unit’s strategy.

The organizational structure of the Wireline Business Unit as of December 31, 2005 was as follows:

WIRELINE
Telecom Italia Wireline	National Subsidiaries	International Subsidiaries
Wireline TLC services: • Retail telephone • Internet • Data Business • National Wholesale	Loquendo S.p.A. Matrix S.p.A. Nuova Tin.it S.r.l. Path. Net S.p.A. Telecontact Center S.p.A.	BBNED group Liberty Surf group HanseNet Telekommunikation GmbH Telecom Italia Deutschland Holding GmbH

Telecom Italia Sparkle group:

•        Telecom Italia Sparkle S.p.A.

•        Telecom Italia San Marino S.p.A. (formerly Intelcom San Marino)

•        Pan European Backbone

•        Telecom Italia Sparkle of North America Inc.

•        Telefonia Mobile Sammarinese S.p.A.

•        Thinx S.r.l.

•        TMI group

•        Telecom Italia Sparkle Singapore

•        Latin American Nautilus group

•        Telecom Italia Sparkle France S.A.S.

•        Mediterranean Nautilus group

•        Med-1 group

❖	KEY ISSUES IN ITALY

•

The Wireline Business Unit is focused on switching its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit intends to expand its large penetration in the broadband retail market through ADSL connections offered respectively to the consumer and SOHO (Small Office Home Office) markets with the package “Alice”.

•

This strategy has had significant success in Italy with 5.7 million broadband points of access sold to the retail and the wholesale market at December 31, 2005 (approximately 4 million at December 31, 2004), of which approximately 4.8 million points of access have been sold to retail customers. The growth is attributable to the success of various tariff structures geared to retail customers (consumer and business).

Item 4. Information On The Telecom Italia Group	Business Units

•

The Wireline Business Unit is seeking to grow revenues by developing new services, based on innovative uses of its fixed network, such as video communication and SMS (Short Message Service) for fixed telephones. In particular, commercial efforts have been made to support innovative telephones sales, e.g. Aladino (with functions and design very close to last generation mobile phone) and video communication terminals.

•

In the voice area the key issue is to continue developing voice offers (Teleconomy, Hellò and other business customized offers) to support loyalty and retention and win back customers which have moved to other service providers.

❖	SUBSCRIBERS IN ITALY

The table below sets forth, for the periods indicated, certain domestic subscriber data of Wireline.

	As of December 31,
	2003	2004	2005
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(1)	26,596	25,957	25,049
– of which: ISDN equivalent lines in Italy (thousands)(1)	6,027	5,805	5,459
Broadband Access(2):
• in Italy (thousands)	2,040	4,010	5,707
• in Europe (thousands)	160	420	1,313
Voice offers in Italy (thousands)(3)	5,547	5,883	6,392
Page views Virgilio (millions)	6,612	7,902	9,842
Unique users Virgilio (monthly average number) (millions)	12.0	13.9	15.7

Network infrastructure in Italy:
• access network in copper (millions of km—pair)	105.2	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.7	3.7

Network infrastructure abroad:
• European backbone (km of fiber optics)	39,500	39,500	51,000

(1)	Data exclude internal lines.

(2)	Number of contracts.

(3)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

As of December 31, 2005, the Wireline Business Unit had approximately 25.0 million fixed subscriber lines, including approximately 17.0 million residential lines (including multiple lines for ISDN), approximately 7.8 million business lines (including multiple lines for ISDN), and approximately 191,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2005, the Wireline Business Unit had approximately 5.5 million ISDN equivalent lines. The number of subscribers is expected to slowly decline as marketing is focused on ADSL lines which provide greater speed on the Internet. This is evidenced by significant growth in broadband access.

As of December 31, 2005, 57% of the public telephones in service were equipped with phone card readers. The density of public telephones in Italy is among the highest in the world, with about one public telephone per square kilometer and approximately 3.3 public telephones for every 1,000 inhabitants.

❖	WIRELINE STRATEGIC BUSINESS AREAS

•	Retail Telephone

Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN). Main retail telephone services include: access to the network, traffic (in terms of minutes of retail traffic and tariff packages), equipment rental and assurance and value added services for voice.

Item 4. Information On The Telecom Italia Group	Business Units

Revenues in the retail telephone segment consist mainly of traffic revenues, fee revenues and sales revenues. Traffic revenues are generated from minutes of traffic carried on the network (volumes), tariffs and fees for tariff packages. Fees include access fees such as basic monthly subscription charges, fees for additional services and for equipment rental and assurance. Sales revenues relate to sales of equipment.

Revenues from retail telephone were €10,095 million in 2005, a decrease of 4.7% compared to 2004 (€10,591 million in 2004). The reduction was related mainly to traffic revenues (volume decrease, repricing and promotions) and access fees, due to the significant impact of competition and due to the migration of volumes to the mobile network. The market share of Voice traffic volumes declined to 71.6% at December 31, 2005 (73.1% at December 31, 2004). In this segment during 2005 the Wireline Business Unit continued to focus on measures to support revenues, i.e. Value Added Services, traffic packages (voice offers), loyalty and retention schemes.

•	Retail Internet

Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional Internet traffic (such as dial-up), which is declining as ADSL is growing.

During 2005, the Wireline Business Unit continued focusing its efforts on growing its ADSL mass-market base. In particular, in December 2005, Telecom Italia, in keeping with its commitment to develop innovative broadband services, launched Alice Home TV (Internet Protocol TV or IPTV), which carries, through the phone connection, films, sport, music and news to the home TV as well as providing access to broadband Internet. At the end of 2006, approximately 8 million families will be able to access IPTV.

Revenues from Retail Internet were €1,197 million in 2005, an increase of €176 million, or 17.2% from €1,021 million in 2004. Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues. Revenues from ADSL (including revenues from Portal services) were approximately €865 million, increasing strongly by 40% over 2004 (€618 million in 2004), mainly due to the larger customer base and traffic. Revenues from Internet dial-up traffic decreased from €403 million in 2004 to €332 million in 2005 due to migration to Internet connections using broadband access.

•	Data Business

Data Business services consist of data transmission and network services for business customers, leased lines, equipment for data services and value added services.

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

Value added services related to data consist primarily of web based services, outsourcing and security services. Data services consist primarily of data transmission and network services for business customers.

Revenues from Data Business (Data services, Leased Lines for retail customers, Value added services related to Data and Data Equipment) were €2,107 million in 2005, an increase of €125 million, or 6.3% from €1,982 million in 2004. In particular, the growth in services revenues was driven mainly by value added services (web services, outsourcing and security services) and by innovative data services: VAS increased by 25.3% in 2005 compared to 2004 (€550 million in 2005 and €439 million in 2004); innovative data services increased by 15.7% in 2005 compared to 2004 (€723 million in 2005 and €625 million in 2004).

Revenues from traditional Data services (data transmission using data packet technology) and leased lines decreased from €620 million in 2004 to €553 million in 2005 (a decrease of 10.8%), mainly due to customer migration to broadband services and repricing.

Revenue from data equipment decreased to €281 million in 2005 from €298 million in 2004 (a decrease of 5.7%).

Item 4. Information On The Telecom Italia Group	Business Units

•	European Broadband Project

With the European Broadband Project, we have created an innovative offer of broadband access and services in a number of large metropolitan areas in Europe. The plan, started in 2003, currently includes France, Germany and The Netherlands through the controlled companies Telecom Italia S.A., HanseNet and BBNED.

Revenues from the European Broadband Project were €566 million in 2005 (an increase of 109.6% compared to 2004). The European Broadband Project had a further boost in growth by the purchase of Liberty Surf Group in France on May 31, 2005. Wireline’s European broadband customers at December 31, 2005 were approximately 1.3 million units (an increase of 893,000 compared to 2004), while total customers, including narrow-band, were approximately 1.8 million units.

•	Wholesale Services

Wholesale services consist of national and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits), broadband access (ADSL and XDSL access), and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from wholesale services were €3,525 million in 2005, an increase of 10.5% compared to 2004 (€3,189 million in 2004). The growth has been particularly driven by International wholesale services which accounted for €1,576 million in 2005, increasing by €240 million (an increase of 18%) due to significant volumes of traffic carried for other operators. Revenues from Domestic wholesale services increased by €96 million (an increase of 5.1%) due to continued growth in Data offers, especially broadband, and LLU services.

❖	TRAFFIC AND TARIFFS

The table below sets forth, for the periods indicated, certain traffic data for Wireline.

	Year ended December 31,
	2003	2004	2005
Wireline total traffic (Retail and Wholesale) (billions of minutes)	226.6	192.0	185.1
of which:
National(1)	215.2	179.1	171.3
International(2)	11.4	12.9	13.8
Retail Traffic(3):
Average minutes of use per fixed line subscriber in Italy during period(4)	4,127	3,935	3,722
of which:
Local traffic during period (in average minutes)(5)	2,971	2,749	2,530
Long distance traffic during period (in average minutes)	1,156	1,186	1,192

(1)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic. Data exclude the traffic of Nuova Tin.it and Matrix.

(2)	Data include international retail outgoing traffic and total international wholesale traffic.

(3)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.

(4)	Data include total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(5)	Data include district and Internet dial-up traffic.

Domestic Fees and Tariffs.    Since November 1, 1999, our traffic tariffs have been based on a per second billing system with an initial fixed charge (the “call set up”). The tariff per call set up (VAT included) varies depending on the kind of call: €0.0787 for local, long distance and fixed to mobile calls and €0.3098 for international calls. The tariff per second varies according to the kind of call, the time of day and the day of the week. Since December 1997, we have introduced tariff packages for residential and business customers which provide for discounts on national and international traffic tariffs and additional rental charges.

Item 4. Information On The Telecom Italia Group	Business Units

Traffic packages mainly consist of Teleconomy and Hello’ offers for the Mass Market and SOHO customers. Further customized offers are provided to business customers.

For business customers, the Wireline Business Unit has introduced specific offers for companies with high volumes of traffic, allowing companies to choose among a variety of price plans.

Residential offers.    In 2005, we introduced new offers for retail customers, including “Teleconomy no problem”, which, for a subscription fee of €15.00 per month (including VAT), allows the customer to make unlimited national traffic calls. Another offer is “Teleconomy Famiglia” which allows the customer, for a subscription fee of €5.00 per month (including VAT), to call at lower prices three cellular numbers of a particular operator. The last offer, “Teleconomy Internet”, provides, for a subscription fee of €12.00 per month (including VAT), a narrow band flat connection. The VoIP offers range has been enlarged with “Alice My Voice”.

Business offers.    Offers introduced in 2005 included: “Opzione Mondo Open Business” relating to international traffic, “Opzione on line Business”, which is a narrow band flat offer, and, in order to enlarge the VoIP offer, the “Alice Business Voice”.

Domestic Tariff Rebalancing.    We commenced rebalancing our tariffs in 1991 and made various adjustments until 1997. The National Regulatory Authority has been responsible for tariff regulation since December 1998 and on July 28, 1999 introduced a price cap mechanism designed to promote productivity and efficiency for the Telecom Italia Group, as the incumbent operator in markets with a low level of competition. The price cap is a formula that limits the incumbent’s ability to modify the overall level of its prices. The formula is defined as RPI-X, where RPI is the Retail Price Index and X is a pre-defined level of efficiency fixed by the NRA. Therefore, RPI-X is the average percentage variation which the incumbent can apply to its prices. In real terms, at a given level of inflation, RPI, the incumbent is obliged to reduce its prices by X. The higher the level of X, the greater the obligation to reduce prices. If the incumbent wants to maintain the same marginal return with lower prices, it is obliged to increase its efficiency (by a level of X). The price cap mechanism may also be used as a sub-cap, e.g., as a price cap on service(s) of particular importance. For example, if the NRA did not want a raise in monthly rental fees, then this would be achieved by setting a sub-cap of RPI-RPI for monthly rental fees.

The price cap was applied until December 31, 2002 to a whole basket of public voice telephone services composed of activation fees, basic subscriber charges, local and long distance calls and international tariffs.

On July 23, 2003, the NRA introduced a new price cap mechanism, also referred to as a “safeguard cap”, which is intended to control the maximum prices we may charge for voice services for the four year period 2003-2006. In 2003 the NRA identified three separate baskets:

•	access;

•	local and long distance calls; and

•	fixed to mobile traffic, limited to the fixed call segment which is retained by Telecom Italia (the “Retention segment”).

Furthermore, for the “access” basket a sub-price cap for residential subscription charges was also established.

The NRA fixed the value of X as follows:

•	X=0% for the “access” basket;

•	X=RPI for the sub-price cap for residential subscription charges and for the “local and long distance calls” basket; and

•	X=6% for the fixed to mobile traffic (the “Retention segment”).

Such new price caps cover:

•	basic subscriber charges and other access charges—RPI (Retail Price Index) + 0%, as well as a sub-price cap for residential subscription charges of RPI–RPI (RPI–RPI=0);

Item 4. Information On The Telecom Italia Group	Business Units

•	local and long distance calls with a cap equal to RPI-RPI; and

•	fixed to mobile traffic, limited to the fixed call segment belonging to Telecom Italia (the “Retention segment”) with a cap equal to RPI-6%.

The basket of public voice telephone services includes one-off fees, monthly fees, domestic and fixed to mobile standard tariffs.

In accordance with the price cap mechanism, during 2005 we implemented the following tariff changes:

•

an increase of €85 million in “access” charges for business customers, representing an increase of 4.9% for this customer segment, although representing an increase of only 1.9% for the whole residential and business customer segment;

•

in local traffic the call set-up has been brought in line with national traffic (an increase of about 27%) while the prices per minute have been reduced (a decrease of about 25%) to respect the safeguard cap that expenses for customers be unchanged; and

•

a reduction of fixed to mobile traffic tariffs with consequent reduction of “Retention” (that is the amount due to Telecom Italia) equal to approximately €19 million (a 3.8% reduction compared to 2004).

International Traffic

The table below sets forth, for the periods indicated, information with respect to incoming and outgoing traffic, including direct dial and operator assisted calls and mobile traffic.

	Year ended December 31,
	2003	2004	2005
Total outgoing traffic (millions of minutes)	3,682	3,990	4,176
Growth in outgoing traffic (%)(1)	8.1	8.4	4.7
Total incoming traffic (millions of minutes)	3,299	3,445	3,480
Growth in incoming traffic (%)(1)	(14.1)	4.4	1.0
Total international transit traffic (millions of minutes)	4,382	5,452	6,051
Growth in international transit traffic (%)(1)	46.3	24.4	11.0

(1)	For each of the years ended December 31, the percentage growth figures represent growth per annum over the prior year’s end.

The increasing volumes in international traffic from 2003 to 2005 was mainly due to the growth of cross-border activities (i.e. import/export, tourism, immigration).

During 2005 outgoing international traffic increased by 4.7% compared to 2004. The outgoing international traffic is mostly concentrated in communications traffic with Germany, France, Romania, Switzerland, United States, United Kingdom, Albania and Ukraine, which together accounted for approximately 44% of total minutes in 2005.

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

The traffic incoming on the mobile network increased by 28 million minutes compared to 2004 (an increase of 2.0%) while the traffic incoming, or deemed to be incoming, on the fixed network increased by 7 million minutes compared to 2004 (an increase of 0.3%).

In 2005, wholesale international activities were focused on managing international transit traffic that resulted in volume increases of 599 million minutes (an increase of 11.0%) compared to the previous year. This performance

Item 4. Information On The Telecom Italia Group	Business Units

was due to the acquisition of new wholesale customers through 91 new interconnections (39 of which in Voice Over IP), the reduction of the costs through new techniques of transportation as VoIP (1.5 billion of minutes), and finally to new hubbing strategies in Africa, Middle East and Eastern Europe.

During 2005, certain adjustments in International Traffic tariffs were implemented (application of specific prices for calls made to mobile numbers in Libya, Lithuania, Ukraine, China, Taiwan, Colombia and Mexico).

International Settlement Arrangements.    We derive revenues from foreign telecommunications operators for incoming calls which use the Telecom Italia Group’s network. We have bilateral settlement arrangements with other international telecommunications operators under the general auspices of the ITU (International Telecommunication Union). Because incoming and outgoing international traffic are relatively equal, our net payments on international accounting rates are negligible. This has the effect of limiting our exposure to changes in currency exchange rates. The exposure to changes in currency exchange rates has also been reduced due to the adoption of the euro.

Interconnection with Other Operators

On March 22, 2003, the NRA approved the introduction of the Network Cap mechanism to regulate interconnection tariffs until the end of 2006. The mechanism will govern the amounts we can charge other operators that want to utilize our network to provide telecommunications services. From the 2003 Reference Offer (“RO”), the market has gained greater transparency with respect to the arrangements relating to interconnection services, allowing other operators to rely on stable economic values in preparing their business plans.

The Authority has defined five main services baskets with relative caps, in the form of Retail Price Index (RPI) – X:

•	SGU (Local exchange interconnection and interconnection kit and circuits) = RPI – 8%;

•	SGT (Single transit interconnection) = RPI – 6%;

•	2SGT (Double transit interconnection) and international transit by SGT = RPI – 3.75%;

•	Ancillary services (e.g. number portability charging, Carrier Pre-Selection (“CPS”) charging) = RPI – RPI;

•

Local Loop Unbundling (“LLU”): as of December 31, 2005, the NRA has not defined the caps for this service. This was due to the NRA’s developing the definition for the new market of unbundled access (including shared access) to copper network and sub-network for vocal and broadband services (market No. 11).

With respect to LLU, until the last Order (4/06/CONS) on market No. 11, the NRA in the Order 3/03/CIR had outlined a network cap mechanism to be implemented from January 1, 2004 through December 31, 2006 aimed at moving from historic costs to Long Run Incremental Costs (“LRIC”). LRIC of the access network are likely to be higher than historic costs. Currently, we apply an LLU price of €8.30/month which is the lowest in Europe and is significantly lower than our retail access price. Prior to implementing this price, our LLU price was €10.79 per month for POTS (Plain Old Telephone Service) line and €11.10 per month for ADSL line. Regarding implementation, the Italian LLU market is one of the fastest growing LLU markets in Europe with almost 1,117,000 fully unbundled lines on December 31, 2005 (Italy is second after Germany where LLU started about two years before), representing an increase of about 357,000 lines compared with the end of 2004. Starting from the new Order (4/06/CONS) on market No. 11, the LLU price will be defined by a network cap mechanism equal to RPI—4.75%.

In addition, we present the most detailed and complete LLU offer in Europe (physical LLU, sub loop unbundling, shared access and all different kinds of co-location) and we have satisfied all NRA requests in terms of equipment of the sites requested by Other Licensed Operators (“OLOs”). In 2005, the OLOs have increased the use of shared access lines and 141,000 lines were activated at the end of the year.

Starting from January 2005, we have adopted extraordinary and temporary actions for broadband access, dedicated carriage and network infrastructure wholesale services, for the two year period 2005-2006, with the aim of further developing the competitive framework.

Item 4. Information On The Telecom Italia Group	Business Units

On March 9, 2005, the NRA approved the RO for the year 2005 that we published on October 29, 2004. The NRA provided, for some services in particular, the reformulation of the supply conditions (interconnection capacity, supplementary services to the interface, internal telephone exchange links) and financial conditions (Carrier-Preselection, invoicing for access to services on non-geographic numbering by other operators).

Our 2005 RO includes the conditions for Flat-Rate Internet Access Call Origination (“FRIACO”) service, partial circuits provisions, shared access and sub-loop unbundling, thus enabling a competitive development of Internet access and broadband services.

•	FRIACO: we have been offering this service since 2001.

•

Partial circuits: represent partial circuits from customer premises to the OLOs’ POP (Point Of Presence), as a segment of an end-to-end leased line. The NRA determined that economic conditions are to be set according to the price ceiling methodology that was established by the European Commission Recommendation C(1999) 3863 of November 24, 1999, and introduced the price ceiling into national legislation. For speeds and distances of partial circuit different from those included in the Recommendation, the prices are based, according to national as well as European accounting requirements, on Telecom Italia’s own costs, evaluated according to the fully allocated current costs model.

•

Billing and bad debt service: Telecom Italia must also offer billing to OLOs who decide not to bill the customers (i.e. customers are connected to the network through indirect access service) accessing their non-geographic services. Telecom Italia, as required by the NRA, fixed the charging level for the billing service at 2.9% calculated on the total revenues of each OLO’s non-geographic service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the OLOs.

•

The NRA in Order 1/05/CIR has pointed out the need to open a specific proceeding to determine the value for billing relating to Non-Geographic Number (“NGN”) services. Because of the NRA has not opened proceedings on NGNs despite several requests by Telecom Italia, after the expiration of the administrative term for the opening of the above proceeding, we announced that for the year 2006, the value for billing is fixed at 9.1%, which derives from the results of Regulatory Accounts for fiscal year 2004.

On April 28, 2003, the NRA approved rules which regulate the manner in which customers can request deactivation of the CPS service. The NRA determined that a client can send his deactivation request both to Telecom Italia and to the preselected OLO.

On December 12, 2004, the NRA published:

•	the description of the Cost Accounting Methodology and of the cost accounting system; and

•	the report of the Auditors on the Accounting Separation and the Regulatory Accounting of Telecom Italia for the Fiscal Year 2001.

The Auditors concluded in this report that, for 2001, the Regulatory Accounting data issued by Telecom Italia had—as a whole—been issued in conformity with the appropriate methodological criteria required by law.

In 2005, we presented to the NRA the Accounting Separation and Regulatory Accounting for Fiscal Year 2004.

In compliance with EC Recommendation No. 2003/497 and with the Electronic Communication Code (Legislative Decree No. 259, dated August 1, 2003), on May 19, 2004, the NRA started the preliminary consultations concerning analyses of the 18 markets mentioned in the Recommendation and in the articles number 18 and 19 of the Electronic Communication Code. For details please see “Item 4. Information on the Telecom Italia Group—4.3 Regulation”.

In 2005, we set up interconnections with the networks of five additional operators, making a total of 60 operators with operating interconnection agreements at December 31, 2005.

During 2005, the following contracts were also signed or renewed:

•	eight interconnection agreements;

•	six additional “reverse” agreements, terminating calls on the network of another operator;

Item 4. Information On The Telecom Italia Group	Business Units

•	one hundred and five agreements to supply high-speed access services using xDSL technology;

•	three carrier preselection contracts, one district carrier selection agreement and ten number portability agreements;

•	four contracts for shared access service on the local network, and one contract for Local Loop Unbundling;

•	eleven contracts to supply Digital Data Circuits or Partial Circuits; and

•	nine agreements for fiber optics infrastructures.

❖	FIXED NETWORK

Domestic Network

General.    Our domestic fixed network is made up of 33 gateway areas (each gateway area has two points of interconnection which allows our fixed and mobile networks to exchange signals) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long distance fixed network includes 3.9 million circuits, while the distribution fixed network includes 105.2 million kilometers of pairs over copper cable.

At December 31, 2005 the national network consisted of the following:

Exchange areas	Approximately 10,340
Switching areas	615, served by 628 line SGU (Urban Group Stages)
Gateway Areas	33
Copper access network	105.2 million kilometers-pair
Fiber optic access network	430,000 kilometers-line
Fiber optic carrier network	3.24 million kilometers-line
Direct dialing circuits	3.9 million
Network for direct digital circuits (PARD)	382,000 access points with speed up to 2 Mbit/s
Network for direct analog circuits (PARD)	90,000 access points
Frame Relay Accesses	85,000 gates at 2Mbit/s
PoP main data networks	32

SDH and ATM.    We introduced SDH transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for its local fixed network during 1997. These transmission systems are operating on fiberoptics from 155 Mbit/s up to 10 Gbit/s. Work on the development of the national network (Long distance) which, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2005. In order to reduce the number of fibers, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. In November 2002 Wireline introduced a new generation of Optical Digital Cross Connect on the domestic wireline transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone which started in 2003, continued during 2005 connecting over 31 cities (all the major cities of Italy) and will continue through 2006 (adding a further 38 nodes). By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network.

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

Item 4. Information On The Telecom Italia Group	Business Units

ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL (Digital Subscriber Line) Network, used for the provisioning of xDSL services (ADSL High-bit-rate Digital Subscriber Line or HDSL) and SDSL. The ATM/Frame Relay networks allows access to IP and MPLS services (Multi Protocol Label Switching) by customers with access rate ranking from 64 kbit/s to 155 Mbit/s.

Network Quality and Productivity.    Our investments in our domestic service network have enabled us to continue to reduce the average time required for the installation of new lines. The effectiveness rate of the fixed network is defined as the ratio of successful calls to the total number of call attempts, not including failures caused by the calling party’s behavior, in a specified time period. A successful call is a call attempt to a valid number, properly dialed, where the called party’s busy tone, ringing tone, or answer signal is recognized on the access line of the calling user.

Starting from 1999, operating systems have been developed with the aim of ensuring the offering of new services, optimizing operational activities and pursuing quality objectives. Procedures were developed for systems dedicated to supervising traffic for verifying levels, the immediate management of measurements and constant monitoring of the quality of the service provided. In systems that operate the flexible network for data transmission, features were added which reduce activation and connection time, permit the timely recognition of customers who have experienced malfunctions in service and augment the availability of the connections themselves. Moreover, operating systems have been equipped with new features for marketing new services.

In order to reduce costs and improve efficiency, in 2001 we started, and are continuing to implement, an extensive program to reengineer our network operation and maintenance organization, to permit more effective use of human resources.

Broadband Network/ADSL.    Our broadband network is able to support advanced telecommunications services and multimedia applications; in order to achieve this objective we have installed a significant amount of fiber optic cables. In 1998, we began introducing ADSL systems over copper pairs to deliver interactive services (e.g., fast-Internet). ADSL allows us to fulfill market driven needs to provide services like fast-Internet, multimedia, video conferencing and teleworking either for business or residential customers. Furthermore, ADSL together with other existing infrastructure and satellite services allows us to focus the commercialization of our broadband network services on a market basis and to tailor investments to the growth of the market. In 2005, commercial services with access to ADSL technology for business customers and Internet Service Providers were extended to 3,800 cities (approximately 2,600 at the end of 2004). The commercial services for business customers include the use of ADSL technology in urban areas to supply access to IP and ATM services of our data networks. The services for ISPs supply ATM access based on ADSL technology to the public, leaving the commercial interface with the final customer to the service provider. At the end of 2005, the “local exchange areas” covered by ADSL technology numbered 4,501 (3,750 at the end of 2004).

Fiberoptic Cables.    At December 31, 2005, we had installed approximately 3.7 million kilometers of optical fiber for access and transfers, of which approximately 1.2 million kilometers were installed on long distance fixed-lines. Fiberoptic cables significantly increase the capacity of the network and enable us to provide new advanced services based on the simultaneous transmission of several kinds of signals, such as voice, data and video. To enable the offer of such services, we are planning to introduce fiberoptics in our local access network.

In 2005, we continued with the installation of cable containing 96 optical fibers on two backbones covering over 6,000 kilometers pursuant to a project which started in the second half of 2000, with the goal of creating an optical fiber ring between Milan and Palermo (T-Bone).

VoIP (Voice over IP) services.    The full digitalization of our network completed in the backbone and metropolitan area networks and extended to the distribution networks supports an easier introduction of VoIP services. This is already available to business customers and is available to residential customers who opt for ADSL connectivity. We consider VoIP as an additional service whose value proposition to the customer includes additional telephone lines, numbers and handsets. Moreover by exploiting the additional features, such as presence and community, that can be provided funneling VoIP when associated to always-on connection, additional revenues can be expected. At the same time the additional value perceived by the customers contributes to the uptake and expansion of Broadband contributing to synergies associated with the broadband strategies.

Item 4. Information On The Telecom Italia Group	Business Units

IPTV (Internet Protocol TV).    We believe in the additional customer value provided by a “quadruple play” offer, making the user environment flexible to provide the services required in the most effective and seamless way for the user.

IPTV is an integral part of this drive. Experiments have been carried out during 2004-2005, first within Innovation and Engineering Services in Turin and then in four cities in Italy. The service (whose name is Alice Home TV) is now commercially available in major urban areas. IPTV is viewed as part of the grander scheme of making it possible for all our customers to access information in any form from any place, using fixed and mobile infrastructures as the situation requires.

Flexible Data Network.    We also operate a flexible network equipped with a centralized system that makes it possible to establish dedicated data links from a work station. At December 31, 2005, approximately 382,000 “direct digital line” access points and approximately 90,000 “direct analog line” access points had been installed.

International Network

Since 1997, we have rationalized our international fixed network and enhanced our international transmission capacity.

We offer international wholesale services (Voice, Data and IP) and international retail services (Global Corporate Network) for multinational customers utilizing our own cross-border backbone, bilateral links and NNIA (Network Node Interface Agreements).

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

•

LAN (Latin American Nautilus).    A high capacity backbone based on an optical fiber ring network both on the earth and under the sea, with a total length of 30,000 km, including the Miami-New York City link. The ring, having optical automatic traffic protection and a bandwidth up to 320 Gbits, links the most important cities of South America to Central and North America;

•

MED (Mediterranean Nautilus).    A submarine optical ring, in a high-availability network configuration, with a total length of 7,000 km—6 fiber pairs, 64 lambdas (10 Gbit/s each) per fiber pair—linking the main markets of the Central-Eastern Mediterranean area: Italy, Greece, Turkey and Israel. Presently, the optical ring links Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

We connect, with our international network, more than 350 world-wide operators and owns capacity on more than 434,500 kilometers of submarine cables that, from Italy, transport traffic along two major paths: East/West routes (towards the United States, Middle and Far East) and North/South routes (toward Central and Northern Europe).

The multiservice network is based on class-4 soft-switches, IP/MPLS and ATM switching devices, and “state of the art” transmission technologies: DWDM and SDH (10 Gbit/s lambda, where lambda represents an optical wavelength) with traffic protection mechanisms (MS SPRING, SNCP and MSP).

Our international backbone has been built to offer end-to-end services in strategic areas; it has POPs in Europe (18 POPs), in the USA (4 POPs), in the Mediterranean basin (5 POPs), in South America (9 POPs) and in Asia (1 POP).

The POPs in the USA belong to Telecom Italia Sparkle of North America (“TISNA”), a wholly-owned subsidiary of Telecom Italia, that has implemented POPs in Newark (NJ), New York (NY), Miami (FL) and Ashburn (GA) to offer Voice and IP/Data services with a network connected to the Pan European Backbone and to Latin American Nautilus.

Item 4. Information On The Telecom Italia Group	Business Units

The multiservice backbone delivers voice, IP and managed bandwidth services in the USA and Europe, IP and managed bandwidth services in South America and managed bandwidth services in the Mediterranean.

During 2005, major projects were related to:

•	development of new features and capacity upgrade of the switching devices for the international voice services;

•	upgrade of the transmission capacity of the Pan European and transatlantic backbone; and

•	new POP in Warsaw dedicated to retail services for Multinational Customers.

In November 2005, the new submarine cable system South East Asia—Middle East—Western Europe 4 (“SEA-ME-WE 4”) came into service. This submarine cable system was developed by a consortium of 16 international telecom operators including the Telecom Italia Group. The system spans some 20,000 km across the world with an ultimate capacity of 1,300 Gbit/s, terminating in 15 countries including Singapore, Malaysia, Thailand, Bangladesh, India, Sri Lanka, Pakistan, United Arab Emirates, Saudi Arabia, Egypt, Italy, Tunisia, Algeria and France. The SEA-ME-WE 4 cable system is the fourth in the series of the SEA-ME-WE cable systems.

In November 2005 we acquired the European network of Tiscali International Network S.A.S., that spans approximately 11,500 Km through the United Kingdom, The Netherlands, Belgium, France, Spain, Germany, Austria, Czech Republic, Poland and Italy and includes 7 metropolitan rings in London, Paris, Brussels, Amsterdam, Marseille, Madrid and Zurich. The network completes the PEB and extends the coverage and the presence in the Eastern European region, increasing the whole network reliability and availability because of route and network providers’ diversity.

In November 2005, the replacement of the legacy switching exchanges in Italy with a new platform based on class-4 soft-switches according to NGN architecture (Next Generation Network) and IMS model (IP Multimedia Subsystem) was completed. Since February, 2004 more than 200 international carriers have been involved in the migration of more than 200,000 circuits from the old to the new platform. The new platform increases the flexibility, volume and speed of routing and re-routing plans, with an unprecedented level of service quality. Today the soft-switch Voice Platform manages approximately 300,000 circuits and is connected to approximately 400 carriers. Moreover, the soft-switch technology allows the implementation of new services in a timely and efficient manner. We are the first European carrier to reach the “all IP-based” level on its international voice traffic network.

European Broadband Project

With the European Broadband Project, we have created an innovative offer of broadband access and services in a number of large metropolitan areas in Europe. The plan, started in 2003, currently includes France, Germany and The Netherlands through the controlled companies Telecom Italia France, HanseNet and BBNED.

France

In 2005, Telecom Italia France increased the customers’ portfolio and the coverage of broadband service on LLU with the acquisition of Liberty Surf Group. In September 2005, a new integrated offer (VoIP) was started. In December 2005, a further extension of the LLU coverage in the area of the Ile de France (Paris), started, providing 100 new areas serviced by exchanges in early 2006.

Other main activities carried out during 2005 included:

•	Activation of ADSL with new profile (2-5-8) Mbit/s;

•	Rosso Alice Gateway;

•	Activation of ADSL Wholesale with integrated profile (Voice and BB) at 10 Mbit/s and up to 20 Mbit/s for LLU customers; and

•	Introduction of IPTV platform.

Item 4. Information On The Telecom Italia Group	Business Units

Germany

In 2005, the project German Extension was initiated, which provides for the extension of the broadband services beyond the Hamburg area (including Lubeck), to other major cities in Germany.

The project comprises two phases:

•	phase 1: extension of LLU coverage in 4 cities (Frankfurt, Berlin, Munich, Stuttgart), with a total of 250 new areas served by exchanges;

•

phase 2: extension of LLU coverage in 10 more cities (Lüneburg, Lübeck, Offenbach am Main, Rostock, Karlsruhe, Solingen, Wuppertal, Essen, Oberhausen and Dortmund), with a total of 140 new areas served by exchanges.

At the end of 2005, the LLU coverage comprised 493 areas serviced by exchanges.

The main activities carried out during 2005 included:

•	speed upgrade;

•	new offer for small business customers;

•	ADSL Wholesale Service (Alice 2000); and

•	ADSL 2+ Service in Hamburg; Lubek and Rostok areas.

The Netherlands

BBNED’s main achievements in 2005 relate to the activation of the IMSS/MSEM platform which became operational for the direct management of VoIP services.

❖	MAJOR 2005 CORPORATE EVENTS

•	Under the program to reorganize the Information Technology Group, effective January 1, 2005, the following activities were transferred to the Wireline Business Unit:

–	the development and operation of the applications of the OSS (Operational Support System) and BSS (Business Support System) systems; and

–	the development, design, delivery and management of VAS for the Wireline market.

•	Under the strategy to rationalize the operations of international wholesale, Telecom Italia Sparkle acquired:

–	in June 2005, the entire stake (100%) held by Telecom Italia in Latin American Nautilus S.A.;

–	in December 2005, the stakes held by Telecom Italia and Telecom Italia International in Mediterranean Nautilus S.A. (100%) and in MED-1 Submarine Cables Ltd. (99.91%).

•	In November 2005, Liberty Surf Group S.A. acquired the entire stake (100%) of Telecom Italia France S.A. held by Telecom Italia Sparkle S.p.A..

•

In November 2005, after approval by the Antitrust Authority, the agreement reached on August 2, 2005 between Telecom Italia Sparkle and Tiscali was executed for the purchase of Tiscali’s fiber optic network owned by “Tiscali International Network SAS” (“TINet SAS”), for an equivalent amount of €8 million. Tiscali International Network SAS owns 11,500 km of optical fiber which cross 12 European countries. The transaction does not include the sale of the IP and VoIP international and national networks which, instead, are controlled by Tiscali International Network B.V..

•	In November 2005, Liberty Surf Group S.A. purchased the entire interest held by Telecom Italia Sparkle S.p.A. in Telecom Italia France S.A..

Item 4. Information On The Telecom Italia Group	Business Units

4.2.2    MOBILE

The Mobile Business Unit operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in Latin America (in particular in Brazil).

The Mobile Business Unit accounted for gross revenues of €12,963 million in 2005 and €11,712 million in 2004.

As of December 31, 2005, the Business Unit was organized as follows:

MOBILE
Italy	Brazil

Tim Italia S.p.A. (1) (Mobile Italy)

TIM Brasil Group (Mobile Brazil)

•       TIM Participaçoes Group

        —TIM Nordeste Telecomunicaçoes S.A.

        —TIM Sul S.A.

•       TIM Celular S.A.

        —Maxitel S.A.

        —CRC—Centro de relacionamento com clientes Ltda

        —Blah! S.A.

(1)

With regard to the Telecom Italia/TIM merger, on February 24, 2005, TIM S.p.A. proceeded to spin off the corporate operations relating to the domestic mobile telecommunications business to Tim Italia S.p.A.. The spin-off allowed Tim Italia to succeed TIM in the ownership of licenses and authorizations held by TIM for providing mobile communications services in Italy, as well as in all the user rights (even those temporarily assigned to TIM on the date of the contribution of the corporate operations), in the numbering and/or radio frequencies already under concession, license, general authorization, and the special authorizations ensuing from statements constituting declarations of the start of activities. On March 1, 2006, Tim Italia was merged into Telecom Italia.

Among the large mobile telecommunications operators in Europe at the end of 2005 Mobile Italy had the largest number of lines in its domestic market (source: Mobile Communication magazine) and has been the fastest growing area of the Telecom Italia Group’s business for many years. Line growth was 3% in 2003, 1% in 2004 and 9% in 2005. Gross revenues were €10,076 million, €9,923 million in 2005 and 2004, respectively.

❖	MOBILE ITALY

•	Services in Italy

Mobile Italy offers digital mobile services as well as its legacy analog service which service ended on December 31, 2005. The GSM digital service, which commenced operations in April 1995, uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain other countries. During 2005, Mobile Italy offered its whole third generation services (based on UMTS technology) and the advanced second generation services through the EDGE technology. These technologies are interoperable and permit seamless usage of dual mode handsets linked to UMTS and GSM/EDGE networks. As of December 31, 2005, roaming agreements have been reached with 446 operators in over 193 countries, allowing customers to make and receive calls abroad. See “—4.2.2 Mobile—Mobile Tariffs” below.

•	Customers and Lines in Italy

The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 123.5 lines per 100 inhabitants at the end of 2005 compares to a penetration rate of 109 lines per 100 inhabitants at the end of 2004. Growth rates have been substantially higher than the European average. The increase is due to innovative services and an increase in customers with multiple lines and the number of operators. The customer base consists of GSM subscribers and customers holding GSM/UMTS TIM Cards (“GSM/UMTS Prepaid Customers”). In 2005, we had a 29% market share of net additional GSM and UMTS lines, corresponding to 2.4 million net lines, compared to 1.6 million for Vodafone Omnitel, 1.6 million for Wind and the remaining 2.8 million attributable to H3G(3).

It should be noted that Mobile Italy’s subscriber numbers do not include 422,000 “silent” lines. Silent lines are prepaid lines which are no longer active but have not yet been disconnected. As the Italian market is characterized by a high penetration of prepaid cards, customers will acquire multiple lines to take advantage of special commercial offers but with the intention of not maintaining the lines once the offer expires. We exclude these lines in order to ensure greater consistency between the number of lines managed and business development.

Item 4. Information On The Telecom Italia Group	Business Units

At December 31, 2005, the number of lines for our GSM and UMTS mobile service was approximately 28.5 million (of which 26.3 million were GSM lines and 2.2 million were UMTS lines), consisting of 3.2 million GSM subscribers and 25.3 million of prepaid lines, (of which 23.1 million are GSM lines and 2.2 million are UMTS lines). At December 31, 2005 we had 94,000 TACS subscribers and prepaid lines.

The table below sets forth, for the periods indicated, geographic and population coverage data for GSM services.

	Year ended December 31,
	2003	2004	2005
GSM Telecom Italia Italian geographic coverage	94	94	95
GSM Telecom Italia Italian population coverage	100	100	100

The table below sets forth, for the periods indicated, selected customer data for our Italian mobile business.

	Year ended December 31,
	2003	2004	2005
	(number of customers in thousands)
Lines at period end(1)	26,076	26,259	28,576
GSM subscribers(2)	2,595	2,809	3,186
GSM/UMTS Prepaid Lines	22,906	23,226	25,296

	(in %)
Customer growth	3.1	0.7	8.8
Churn(3)	13.2	13.2	16.9
Mobile Italy penetration(4)	45.3	45.5	49.1
Cellular market penetration(5)	99.2	109.0	123.5

	(in euro)
Average revenue per line per month(6)	29.1	29.9	29.3

(1)

Includes Prepaid Customers and excludes the “silent” lines. Also includes, 95,000, 52,000 and 25,000 TACS subscribers as of December 31, 2003, 2004 and 2005, respectively, while TACS prepaid lines were 480,000, 172,000 and 69,000 as of December 31, 2003, 2004 and 2005, respectively.

(2)	Commenced GSM services in April 1995.

(3)

Data refers to total lines. The churn rate for any given period represents the number of domestic Mobile customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number calculated on an annual bases of customers during that period.

(4)	Domestic Mobile customers per 100 inhabitants.

(5)	Customers per 100 inhabitants for the entire market.

(6)	Including Prepaid Card revenues, non-Domestic Mobile customer traffic revenues and excluding equipment sales.

The growth in mobile lines over the three year period reflected in the table above has resulted almost entirely from the marketing success of the GSM/UMTS TIM Card, a prepaid card which permits the customer to make outgoing calls up to the limit on the card for the 12 months following issuance of the card or the last recharge of the card and receive an unlimited number of calls for the 13 months following issuance of the card or the last recharge of the card. If a GSM/UMTS TIM Card is not recharged within this 12-month period, the customer will not be able to make outgoing calls but for one additional month such customer will be able to receive incoming calls. The GSM/UMTS TIM Card can be recharged at any time to permit additional outgoing calls. The GSM/UMTS TIM Card offers several advantages, including elimination of bad debt charges and lower administration costs, as no statements are sent to customers. Approximately 88.8% of Mobile Italy’s lines at December 31, 2005, are prepaid.

•	UMTS License in Italy

The Italian government awarded five UMTS (third generation mobile communication system) licenses in Italy in November 2000. TIM, together with Omnitel S.p.A. (now Vodafone Omnitel N.V.), WIND S.p.A., Andala S.p.A.

Item 4. Information On The Telecom Italia Group	Business Units

(now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide third-generation mobile services. TIM committed to pay €2,417 million for its license, with approximately €117 million, €117 million, €117 million and €2,066 million having been paid in December 2003, November 2002, November 2001 and December 2000, respectively. The licenses are valid for 20 years starting from January 1, 2002. During 2005, we carried out a wide development of our third generation services and, consequently, experienced a significant increase of the customer base. UMTS users’ lines, rose, as at December 31, 2005, to approximately 2.2 million.

•	Traffic in Italy

The table below sets forth, for the periods indicated, selected traffic data for our Italian mobile business.

	Year ended December 31,
	2003		2004		2005
	(millions of minutes)
Total outgoing traffic per month	2,090		2,211		2,314
Total incoming and outgoing traffic per month	3,202	(1)	3,435	(2)	3,550	(3)

(1)

Includes domestic mobile incoming and outgoing traffic (95.5% of total mobile traffic), international traffic (1.9%) and roaming traffic (2.6%). Data includes fixed outgoing traffic to the mobile network.

(2)

Includes domestic mobile incoming and outgoing traffic (93.8% of total mobile traffic), international traffic (2.2%) and roaming traffic (4.0%). Data includes fixed outgoing traffic to the mobile network.

(3)

Includes domestic mobile incoming and outgoing traffic (92.2% of total mobile traffic), international traffic (2.6%) and roaming traffic (5.2%). Data includes fixed outgoing traffic to the mobile network.

•	Mobile Tariffs in Italy

Mobile Italy customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €20 for the GSM/UMTS TIM Card and TACS prepaid service and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge. No other connection or subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. In 2005, approximately 69% of Mobile Italy revenues services were derived from traffic charges (net of access charge), 7% from sales and rental of equipment, 14% from VAS and 10% were miscellaneous revenues (subscription and connection fees).

We offer our customers a variety of tariff packages which are tailored to address different usage patterns and market segments (Consumer, SOHO, SME, Enterprise). Such packages include offerings to our GSM customers of “free minutes packages” which are available in various options. We also offer packages such as TIM Menù, a dedicated TACS and GSM prepaid card. The customer can choose a rate suited to his or her own needs, combining the various items on a menu. The objective is to simplify the service offer and at the same time make it more flexible.

We enhanced our voice and VAS services during 2005 in order to stimulate usage and traffic among Mobile Italy customers and increase customer loyalty. Some of the new services and offers were:

•

“7 su 7” package: this package, available to subscribers and designed for professionals and small businesses, allows customers to make calls on week days for a single charge of €0.07 per minute (exclusive of VAT) to all fixed and mobile numbers. On weekends, customers making calls are only charged the answering charge. In addition, for an additional €7 a month, users can purchase a wide range of UMTS telephones in up to 24 monthly installments, and make free calls and videocalls to internal numbers belonging to the same enterprise or group that subscribe to the contract.

•

“Uno per tutti” package: launched in June 2005, this package enables users to send texts and speak, at a charge of €0.01 per minute to any other Mobile Italy customer. The service may also be used with international roaming and makes it possible not only to make calls, but to receive calls at a charge of €0.01 per minute on all the FreeMove and roaming partner networks in 37 countries, in Europe and the Americas.

Item 4. Information On The Telecom Italia Group	Business Units

•

“TIM Tribù”: at the end of September 2005, we launched an offer to prepaid customers that combines low rates (€0.01 per minute for calls and SMS towards customers that belong to the phone community) with the opportunity of using a virtual space on the web and on the 10-megabyte TIM mobile portal where blogs can be created to communicate using cell phones.

•

Mobile Office: we offer a wide range of Mobile Office solutions. From dual-mode PC Card (EDGE/UMTS) to a variety of Smartphone and PDA for mobile access to e-mail and web services. It’s possible to buy all devices bundled with tailored tariff data plans in order to satisfy all the customers’ needs.

•

“Unica New”: this new tariff plan is very easy and simple to use, because it allows customers to call any number—fixed or mobile—at the same price of €0.19 per minute for all national calls directed to fixed or mobile numbers.

•

Since December 2005, the offer “1 Per Tutti all’estero” (launched as part of the summer campaign 2005) has been replaced with a new stable tariff option called “TIM Globe” which provides a flat and very low rate both for originated and received calls (€0.16 per minute VAT excluded) and a call set up fee that varies depending from which “Roaming Zone” the call is originated or received (within the EU countries the set-up fee varies from €0.83 to €1.67 for originated calls and is €0.83 for MTCs VAT excluded). One of the main characteristics of this option is that the discounted tariffs are network independent so that the customer does not need to pay attention to which mobile network the handset is connected to. This option is valid in more than 70 countries (covering all Europe and countries in North and South America, Africa and Asia that are most significant for Italian travelers).

•

“TIM Famiglia”: a new tariff plan available to all GSM prepaid customers that provides good value for money (€0.01 per minute, plus €0.16 set-up fee) for every call and videocall directed to two Mobile Italy numbers and one fixed number.

•

“TIM Welcome Home” is a new tariff plan for all GSM prepaid customers and oriented to the immigrant segment—with a favorable rate for international calls to some countries and Mobile Italy customers who subscribe to the same tariff plan. National calls tariff is €0.06 per minute towards the community plus €0.16 set-up fee.

•

“Z-SIM”: in December 2005 Mobile Italy launched the first SIM Card that allows mobile phones to “communicate” with TV set-top boxes, computers, household appliances and a host of home electronics devices.

The new SIM Card, which is a Telecom Italia Group world exclusive, will be rolled out in 2006. The SIM card incorporates cutting-edge radio technology that enables all TIM cellphones to “communicate” with any terminal or device equipped with a similar SIM card simply by pressing a key on the phone. The technology works both inside and outside the home.

The new SIM card protects users from intrusions and tampering to ensure transaction security. The new security application uses combined with the SIM card’s built-in authentication and identification technologies, including a PIN number known only to the user. In consequence, Mobile Italy is able to offer its customers a secure and efficient payment solution.

We also offer innovative services, such as an offering called AutoRicarica. The AutoRicarica formula, whereby Mobile Italy gives a bonus of €3.70 (VAT included) for each 100 minutes of calls received, has proven to be particularly successful.

We also offer certain discount packages, which include TopTIM, a discount plan for professionals that rewards both length of subscription and volume of traffic, and TIMClub, a 15% discount on the three most frequently called wireless numbers (which is only available after the free bonus minutes have been used).

•	Value Added Services in Italy

Mobile Italy has been building its brand as a platform for content providers by entering into partnerships and developing business synergies.

In order to offer a wider range of services and content to its customers, we have strengthened our partnerships with some important providers like Acotel, Zed, Buongiorno Vitaminic and brands like Disney, MTV and Mediaset.

Item 4. Information On The Telecom Italia Group	Business Units

We also have agreements with leading Italian banks and financial institutions to provide on-line trading and mobile banking and we were the first operator to launch the MSS Mobile Banking service in 2003.

Since 2000, when Mobile Italy started GPRS services, we have launched EDGE services and extended our UMTS coverage. EDGE makes the use of multimedia services more satisfactory for our customers both in relation to consumer market applications, such as the MMS or video streaming, and the more typical corporate applications such as e-mail management, Internet and Intranet navigation due to its ability to transmit data more rapidly.

We were the first in Europe to introduce the PhotoMessage service (TIM Click), and in 2003 we enriched our multimedia portfolio by offering Java games (including Multiplayer) and Video.

In October 2003, we were the first mobile operator to launch mobile TV. The services contents are available pursuant to agreements between Mobile Italy and major TV channels.

In April 2004, we launched “Programma per le aziende,” an offering addressed to our business customers, aimed to increase both revenues and penetration of mobile services such as browsing and e-mail management. The “Programma per le aziende” allows business customers to upgrade the PC Cards they already own to 3G technology: UMTS (launched in June, 2004), EDGE (launched in September 2004), and dual EDGE/UMTS.

In order to strengthen our strategy on multimedia content we launched in July 2005 our UMTS Mobile Portal in addition to the GPRS and in the same period, the new Mobile TV that offer special format built just for the mobile customer. The TIM Mobile Portal became in this way a multimedia store for digital music, format TV, football and cinema.

•	Billing in Italy

Mobile Italy’s customers (other than Prepaid Customers) are billed in a staggered bimonthly billing cycle. We endeavor to minimize bad debts by implementing a credit check on each customer at the time of sign-up and by requiring certain customers to post a security deposit. In addition, if payment is not received, the customer is notified accordingly and his or her ability to place outgoing calls is interrupted. If no payment is received, all services are terminated.

•	Marketing and Distribution in Italy

We believe that our active marketing programs, extensive customer service and distribution network (primarily a nationwide network of independent dealers) and responsiveness to customer needs provide us with a significant competitive advantage. At December 31, 2005, there were 1,560 distribution partners, with 4,230 sales points (including 59 Telecom Italia Group outlets marketing our mobile products and 23 shops directly owned by Telecom Italia). As of December 31, 2005, Mobile Italy employees (about 54% of its total workforce) were involved in customer service activities. We have adopted a multi-channel approach for our customers: large companies are served with a direct sales channel that is able to implement complex and customized solutions. SME and SOHO business costumers are supported by indirect sales channel (external agents) as well as a “pull” channel (franchisee, own shops and dealers). In terms of offering, we also enhanced and customized the offers for our business customer base (e.g. proposing “FreeMove” offers to MNCs or dedicated offers to SME) in order to match customers needs (voice and value added services).

•	Cellular Network in Italy

Our GSM/EDGE network consists of approximately 13,740 radio base stations and 714,500 radio channels (an increase of 4.6% over 2004). We have continued the UMTS network planning and implementation, extending coverage to all regional large towns, as per 3G license requirements, and to many additional clients and areas of interest. Our UMTS network consists of about 6,380 radio base stations and 246,200 radio channels (an increase of 86.8% over 2004). Mobile Italy has continued to reduce the TACS (analogue) network capacity. At the end of 2005 the TACS network consisted of approximately 2,580 radio base stations and 26,850 radio channels. The TACS network was switched off at the end of 2005.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MOBILE BRAZIL

TIM Brasil (an indirect wholly owned subsidiary of Telecom Italia) controls TIM Participaçoes group and a number of other subsidiaries, of which TIM Celular and Maxitel own licenses to provide mobile services in different parts of Brazil. Since 2001, Telecom Italia has taken a number of steps to simplify and consolidate its mobile operations in Brazil.

TIM Brasil gross revenues were €2,900 million in 2005 compared to €1,798 million in 2004, an increase of €1,102 million, or 61.3%. The increase was due to growth in the customer base, the contribution made by value-added services (which rose from 3.2% of revenues in 2004 to 5% in 2005) and revenues from voice traffic.

The TIM Brasil group, the sole operator to have nationwide coverage, is the market leader in the GSM market with 16.6 million lines at December 31, 2005 (an increase of 88.7% compared to December 31, 2004). Total lines at December 31, 2005 were 20.2 million – of which more than 82.3% use GSM technology. This was an increase of 6.6 million lines since the beginning of the year (an increase of 48.4%). The TIM Brasil group, with a market share of 23.4%, ranks second nationally in terms of the number of customers.

Operating loss in 2005 was €190 million compared to €129 million in 2004, an increase of €61 million. This result was achieved notwithstanding the increase in depreciation and amortization mainly related to the investments for the development of network infrastructures and information systems.

❖	OTHER INVESTMENTS

Turkey

Avea offers mobile telephone services using GSM technology on Turkish territory and is the third largest mobile network covering 75.6% of the population.

At December 31, 2005, Avea had more than 6.1 million customers, an increase of 1.3 million lines compared to December 31, 2004; the market share is about 14%.

Actions by the company during the year were principally directed to the business segments (Corporate and SME) and students. In the business segment, Avea revised its flat-rate plans in order to meet the needs of a broader segment of companies; it also introduced the Blackberry service.

In the student segment, Avea launched a series of innovative promotions based upon the concept of “community” featuring competitively-priced calls and SMSs and the introduction of new services.

4.2.3    MEDIA

The Media Business Unit (the name taken after the sale of the Internet activities described below), operates in the following segments:

•

Television: with La7 and MTV, in the production and broadcasting of editorial content through the television transmission networks entrusted under concession and in the marketing of advertising space in the TV programming. It also operates as a television broadcasting network operator in analog and digital technology. Furthermore, the Business Unit manages satellite channels and pay-per-view services using digital terrestrial television;

•	News: with TM News, a national agency operating on a 24-hour basis. It operates on market under the APCom brand.

As of December 31, 2005, the Business Unit was organized as follows:

MEDIA
TV	News
La7 MTV TI Media Broadcasting	TM News

Item 4. Information On The Telecom Italia Group	Business Units

❖	TELEVISION

Telecom Italia Media provides television services through Holding Media e Comunicazione S.p.A. which holds the broadcasting licenses for La7 and MTV Italia.

La7 provides news information on a 24-hour basis, and is currently cooperating with the Internet Services business segment to provide on-line news information through the use of video-streaming technology. La7 has been broadcasting under an all-news format since March, 2002.

MTV Italia is a television channel providing music programs on a 24-hour basis. The MTV brand is a well known in the music industry and in the television network business.

On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire Elefante TV’s national TV broadcast unit for €115.5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory and an authorization for digital broadcasting. On the same date, La7 signed an agreement to purchase radio and television facilities and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for €12 million plus accessories charges amounting to €1 million.

Overall, the broadcasting frequencies included in these agreements now provides Telecom Italia Media with coverage to reach approximately 70% of the Italian population and will allow expansion to both its analog and digital television product offerings.

The offering of digital terrestrial broadcasting includes the TIM First Division football team matches (Ascoli, Cagliari, Chievo, Empoli, Fiorentina, Lecce, Palermo, Parma and Reggina). Access to the digitial terrestrial television service was launched on January 22, 2005. Customers have to purchase a rechargeable smart card with which they can access pay-per-view events without the need for a subscription. As of December 31, 2005, more than 884,000 smart cards had been distributed (approximately 925,000 at February 14, 2006) and approximately 1,300,000 events have been sold. In the June 2005-September 2005 period, the pay-per-view offering was enriched with the broadcasting of approximately 15 auteur movies, high-level international boxing matches and music concerts, as well as many interactive applications (such as Guida TV, Ultima ora, etc.).

In August 2005, La7 Sport, the first free Digital Terrestrial channel entirely dedicated to sports information, began broadcasting. The new network will provide full coverage of the world of sports—from soccer to boxing, cycling, racing, athletics, tennis, basketball, fencing, sailboat racing and other sports.

La7 and MTV also continued experimenting with new services related to digital terrestrial television.

❖	NEWS

TM News is a national news agency operating on a 24-hour basis. It operates under the APCom brand. The main Rome office is supported by the editorial office in Milan and correspondent offices in Brussels, Budapest and New York. The editorial staff consists of around 70 journalists focusing on domestic political issues, the economy, national, European and global financial markets, news and international politics. Its position is strong with regard to international coverage and quality (editorial standing) and quantity (average daily production of more than 800 news items) of its journalistic production. The company has an exclusive license for the distribution of Associated Press news in Italian. Its customers are major daily newspapers, the editorial department of a major national television broadcaster and top private and public companies and institutions.

The agency’s portfolio of services has been extended with the launch of the News Bulletin (“Nuova Europa”) covering central and eastern European countries. The average daily production of news in 2005 has risen significantly compared to the previous year (an increase of 23%).

4.2.4    OLIVETTI

The Olivetti Business Unit (which changed its name on April 5, 2005 from Olivetti Tecnost to Olivetti) operates through the Office Products Division in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print-heads and MEMS).

Item 4. Information On The Telecom Italia Group	Business Units

Through the Gaming & Service Automation and Specialized Printers Division (formerly the Systems Division), the Business Unit provides specialized applications for the banking field and commerce and information systems for gaming and lottery operation and management. In addition, through Wirelab S.p.A. the Business Unit operates in fixed phone repair.

The principal markets of the Business Unit are Europe and Asia.

As of December 31, 2005, the Olivetti Business Unit included the following companies:

OLIVETTI
Olivetti S.p.A.(1) • Olivetti I-Jet S.p.A. • Wirelab S.p.A.(2) • Olivetti International B.V. (foreign sales companies)

(1)	On April 5, 2005 Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

(2)

On February 28, 2006, the sale of 60% of the subsidiary Wirelab S.p.A. from Olivetti S.p.A. to the partner Urmet S.p.A. was executed; after this operation Wirelab S.p.A. is owned 90% by Urmet S.p.A. and 10% by Olivetti S.p.A. As of December 31, 2005 Wirelab S.p.A. had 46 employees.

In December 2005, a new organizational structure for the Olivetti Business Unit was approved: such structure operates (without divisions) through the Business & Market Development business segment (responsible for all the marketing and sales activities) and the Product/Technology Development & Industrial Operations business segment (responsible for manufacturing, research and logistics of the whole of Olivetti Business Unit).

❖	OFFICE PRODUCTS

In 2005, the Office Products Division successfully developed and introduced new ink-jet technology products. Olivetti launched a new range of products, color ink-jet multifunctional devices and portable ink-jet photographic printers, which offer both a contemporary design and a friendly user interface for ease of use. With this new offer, Olivetti entered a fast-growing market and enhanced visibility of its brand in the main European countries. The products were launched in August 2005 in the Italian market, with the introduction of these new products in the mass market distribution chains coupled with an advertising campaign in major media. In the last quarter of 2005 the products were introduced in the main European markets. Over 45,000 units were sold during 2005.

Revenues from the Office Products Division were €256 million in 2005 and €308 million in 2004 (a decrease of €52 million or 16.9%); such decrease was due to the rationalization of the current products offering, reduction of the average price and quantities of fax machines (compared to the previous year, in particular, sales to OEM customers decreased; they covered only in the fourth quarter) and lower demand for ink-jet supplies.

In 2005, the performance of the Office Products Division was negative due to the R&D and commercial investments of the new ink-jet products and lower sales of ink-jet supplies.

❖	GAMING AND SERVICE AUTOMATION & SPECIALIZED PRINTERS PRODUCTS (FORMERLY SYSTEMS DIVISION)

The main activities of the Gaming and Service Automation business in 2005 included the definition and management of contractual agreements with the Lottomatica Group for the supply of approximately 34,000 terminals for automated gaming (for a total amount of approximately €63 million for products and related services) and for the supply of 35,000 terminals for the operation and printing of revenue stamped paper (for a total amount of approximately €8 million for products and related services).

Despite the significant results in the Italian market, revenues from the Gaming and Service Automation business were €62 million in 2005, a decrease of €9 million, or 12.7% compared to €71 million in 2004; such decrease was mainly due to a significant reduction in foreign markets activities (in particular, an important contract was signed and completed during 2004 for the supply of approximately 25,000 terminals for an electronic voting system in Venezuela).

Item 4. Information On The Telecom Italia Group	Business Units

Revenues from the Specialized Printers Products business were €95 million in 2005, a decrease of €14 million, or 12.8% compared to €109 million in 2004.

In the Banking sector of the Specialized Printers Products business, lower sales of specialized printers in Western countries were the result of a reduction in prices, while a substantial stability in volumes in Asian markets was achieved despite the strong competition from a growing number of vendors in this sector.

In the Retail sector of the Specialized Printers Products business, there was a reduction both in terms of volumes and profitability of PR4 specialized printers in 2005, while sales volumes of cash registers in the Italian market were stable, also due to the introduction of new models.

❖	NUOVE INIZIATIVE INDUSTRIALI

In 2005 revenues from Wirelab S.p.A. (repair and regeneration of telephone exchanges), were in line with 2004 improving the operating income.

4.2.5    OTHER TELECOM ITALIA GROUP ACTIVITIES

The Other Activities of the Telecom Italia Group consist of the Central Functions (Group Functions and Services Units) and starting from January 1, 2005, the foreign activities which are not included in other Business Units (the consolidated subsidiary Entel Bolivia Group, the affiliates Telecom Argentina Group, Brasil Telecom and ETECSA).

❖	CENTRAL FUNCTIONS

Central Functions includes Group Functions and Service Units.

The Group Functions are responsible for ensuring coordination, direction and control at the Group level in their spheres of activities, whereas Service Units are responsible for ensuring the performance of common operating activities to support the business. Starting from January, 1, 2006, the former TILAB (now Innovation & Engineering Services) and Information activities were transferred to Operations. IT Governance is included in Group Functions.

Group Functions include the Staff Functions of Telecom Italia S.p.A. (Human Resources & Organization, Finance Administration & Control, Corporate & Legal Affairs, International Legal Affairs, Public & Economic Affairs, Merger & Acquisition, Investor Relations, International Affairs, General Counsel), Group Communication (which includes the “Italia Project”) and Communication and Image Functions, Corporate Latin America and Telecom Italia International.

Service Units include the operational service activities performed for the Business Units/Central Functions/Companies of the Group.

❖	INFORMATION TECHNOLOGY

After the merger of IT Telecom and EPIClink in Telecom Italia at the end of 2004 and with the new organizational structure of the Group introduced on October 5, 2005, a new organizational model was devised which allocated the Information Technologies activities as follows:

•

Operations. The activities relating to the development and operations of the applications of the systems OSS (Operational Support System) and BSS (Business Support System) and the development, design, delivery and management of VAS for the fixed telephony market have been transferred to Operations, with the aim being to integrate end-to-end processes so as to maximize the operational synergies between demand management and development activities.

This structure also includes the activities for the realization and operation of the IT Group infrastructures (Data Centers) for the purpose of taking better advantage of synergies and encouraging convergence processes. These activities, transferred during 2005 to IT Telecom S.r.l., were, on December 30, 2005, partly spun-off by IT Telecom S.r.l. and by Tim Italia to the newly formed company Telecom Italia Data Center S.r.l.. This latter company was merged into Telecom Italia on December 31, 2005. IT Telecom S.r.l. will retain the Certification Authority business.

Item 4. Information On The Telecom Italia Group	Business Units

•

Central Functions. The activities relating to the definition of the reference architectures used in the projects of the Business Units have been transferred to Telecom Italia’s Corporate Function with the aim of making IT Group strategies more uniform.

❖	ENTEL BOLIVIA GROUP

Telecom Italia International holds, indirectly, a 50% stake in Entel Bolivia, the Bolivian national long distance and international telephony operator, which was acquired in 1995. Local regulations established that until November 2001, when liberalization of the market began, long distance telecommunications services would be provided by Entel Bolivia under a monopoly system. In 2001 complete deregulation of the telecommunication market took place, carrier selection was introduced and local access, previously in the exclusive hands of cooperatives, was liberalized.

As of December 31, 2005, Entel Bolivia had 1,447,000 mobile lines, an increase of 26.3% compared to December 31, 2004 (1,146,000 mobile lines) and 57,000 fixed lines subscribers, an increase of 14.0% compared to December 31, 2004 (50,000 fixed lines).

On July 19, 2005 a preliminary agreement was executed between International Communication Holding N.V. (“ICH”), a wholly owned subsidiary of Telecom Italia International N.V., and Cooperativa de Telecomunicaciones de Santa Cruz Cotas Ltda (“Cotas”) for the sale of International Communication Holding N.V.’s equity stake in Euro Telecom International N.V. (“ETI”) which holds a 50% stake in Entel Bolivia Group. On December 22, 2005 the agreement was terminated because certain conditions were not realized in the stated time.

On September 20, 2005, the Extraordinary Shareholder’s Meeting of Entel Bolivia approved the capital reimbursement in the amount of BOB 3,202,247,000. ETI, an indirectly wholly owned subsidiary of Telecom Italia International N.V., received, on October 28, 2005, its share of the reimbursement equal to €162.9 million.

❖	TELECOM ARGENTINA GROUP

Telecom Italia and Telecom Italia International through Nortel Inversora/Sofora hold, indirectly, a 13.97% stake in the Telecom Argentina group.

The Telecom Argentina Group has a strong presence in Argentina in the telecommunications industry (Mobile, Wireline, Internet and Data) and is active in the mobile communications market in Paraguay.

At the end of 2005, it had 3,625,000 fixed lines, an increase of 4% compared to December 31, 2004 (3,484,000). The mobile customer base increased by 56.8% compared to 2004 reaching 6,800,000 customers (of which 9.6% are in Paraguay). The mobile penetration rate in Argentina reached 57%.

In 2005, the number of post-paid customers doubled compared with 2004 and represented 32.8% of the total mobile customer base (25.3% in 2004). During 2005, customers continued migration to GSM technology.

The process of debt restructuring, started in June 2004, was completed by the terms of the APE (Acuerdo Preventivo Extrajudicial) on August 31, 2005 and it was judicially declared complete on December 28, 2005. This restructuring involved the issue of new notes and the payment of a cash amount in exchange for the outstanding debt.

❖	BRASIL TELECOM GROUP

The company operates fixed telephone services in Region II (Paraná, Santa Catarina, Distrito Federal, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Rio Grande do Sul, Acre and Goiàs) covering about 2.8 million square kilometers (33% of the total area of the country), with a population estimated at approximately 43 million (23% of the total population) with three metropolitan areas of more than one million inhabitants including Brasilia, the capital of the nation.

Brasil Telecom has one of the largest telecommunications networks in Brazil with a broad offering of services for telecommunications, fixed telephony, broadband and narrow band, free internet, data transmission and mobile telephony launched at the end of 2004, using GSM technology.

Item 4. Information On The Telecom Italia Group	Business Units

The fixed line customer base at December 31, 2005 reached 9,560,000, with an increase of 57,000 compared to December 2004. Broadband service increased sharply with 1,014,000 lines at the end of December 2005, representing an increase of more than 89% compared to December 2004.

The mobile business had 2,213,000 customers at December 31, 2005; an increase of 1,591,000 compared to December 2004 (622,000).

Brasil Telecom’s market share of mobile telephony at December 31, 2005 was 8.7% of the total region.

On April 28, 2005, TIM Brasil, and Brasil Telecom reached an agreement to better exploit the synergies arising from the integration of fixed platforms with mobile platforms. The agreement, which envisaged a series of measures and approval by the competent Brazilian authorities, provided for:

•

the merger, by incorporation, of Brasil Telecom Celular (BRTC), a wholly-owned subsidiary of Brasil Telecom operating in Region II (which includes nine States in South and Central-East Brazil), into TIM Brasil;

•	the development of sales and marketing activities, combining the technological know-how, service offering and distribution networks of the two companies;

•	the elimination and optimization of existing overlapping licenses and infrastructures of the two companies. In particular:

•	the relinquishment of TIM Brasil’s long distance licenses and the utilization of the carrier services of Brasil Telecom;

•	the availability of Brasil Telecom’s sites and infrastructures for use by TIM Brasil, accelerating the programs to expand coverage of the network.

This agreement also responded to the requests of the Brazilian National Regulatory Agency (ANATEL) to resolve the problems concerning the overlapping of the mobile and long-distance licenses of these two operators.

The implementation of the agreement between BRTC and TIM Brasil and of the merger provided therein were impeded as a result of legal challenges initiated by some of the indirect co-shareholders of BT on various proceedings and the merger agreement was terminated on April 29, 2006 in accordance with its terms. The relevant parties are continuing to seek a resolution to the overlap in licenses to comply with Anatel’s determinations.

At the same time, an agreement was reached between Telecom Italia International, the other co-shareholders in Solpart (the entity through which Telecom Italia International’s interest in Brasil Telecom is held), Techold and Timepart, as well as Solpart, Brasil Telecom Participaçoes and Brasil Telecom, with respect to resuming the Telecom Italia Group’s role as an industrial partner in Brasil Telecom following the ending of the disputes concerning the restoration of the exercise of its governance rights (temporarily suspended under the August 2002 contract). Therefore, by virtue of Telecom Italia International’s exercise of its governance rights, beginning from the interim financial statements for the first half of 2005, the equity method used to account for the investment in Solpart, which had been suspended in 2002, was once again used to value the investment in Solpart in the consolidated financial statements of the Telecom Italia Group. The positive effect on the statement of operations amounts to €94 million and the total carrying amount of the investment is €214 million.

On September 30, 2005, the Brasil Telecom shareholders’ meeting renewed the entire board of directors, also appointing two directors, and respective alternates, designated by Telecom Italia International.

Further agreements were reached with Opportunity which provide for:

•

the purchase, by Telecom Italia, of the stake held by Opportunity in Opportunity Zain (indirect parent company of Techold) and in Brasil Telecom Participaçoes. Such purchase was intended to take place either when possible agreement is reached with the other indirect shareholders of Brasil Telecom, or at the latest, within 24 months;

•	a settlement of a series of potential claims alleged by Opportunity which could have been judicially started against the Group.

Item 4. Information On The Telecom Italia Group	Business Units

The first agreements provide for the payment of U.S.$ 378 million by Telecom Italia (for the purchase of the investments); on April 29, 2006, however, the relevant agreements have terminated pursuant to their own provisions, prior to the consummation of any transaction thereunder, due to lack of satisfaction of the conditions stated in the agreements. Furthermore, Citigroup Venture Capital International Brazil, LP levied a provisional attachment in the Netherlands, on all claims that certain entities related to Opportunity had, or may have had, on the Equity Trust Escrow Services BV, with which Telecom Italia deposited an amount corresponding to the price to be paid to such Opportunity-related entities in case the conditions for the purchase of their shares in Zain and Brasil Telecom Participaçoes would have been met.

Subsequent to the termination on April 29, 2006 of the relevant stock purchase agreements, Telecom Italia has instructed the escrow agent to release the funds to Telecom Italia immediately, as provided in the relevant escrow agreements. In view of the above mentioned attachment, however, the escrow agent has not yet released the funds; Telecom Italia has therefore initiated proceedings to obtain a judicial declaration in the Netherlands for the lift of such attachment and the release of the funds with the escrow agent. The second agreement provides for the payment of U.S.$ 65 million for the settlement, which have been already paid.

❖	ETECSA

Through Telecom Italia International we hold a 27% interest in ETECSA, the monopoly provider of fixed line and mobile telecommunications services in Cuba. Old Telecom Italia obtained an initial stake of 12.25% in ETECSA in 1995, when, prior to its privatization by the Italian government, Old Telecom Italia acquired, for approximately U.S.$291 million, a 25% stake in a Mexican telecommunications company which owned 49% of ETECSA. In February 1997, Old Telecom Italia converted its indirect stake in ETECSA into a direct investment and increased its interest to 29.29%. The acquisition price for such further 17.04% stake in ETECSA was U.S.$ 291.6 million. In connection with the merger of the local mobile operators into ETECSA to form an integrated provider of telecommunications services we participated in a series of capital increases proportionate to our share ownership. These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA (through capitalization of dividends paid by ETECSA) and following these capital increases and the mergers we now own 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

In addition to our shareholding in ETECSA Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of ETECSA on alternate years. In addition to these governance arrangements we entered into agreements to provide certain technical assistance to ETECSA with respect to its fixed line and wireless services. In return for these services we receive annual fees of U.S.$900,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided (€1,518,000 in 2005). The level of the fees earned over the last two years is set forth in “Note 39—Other Information -d) Related Party Transactions” to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services expires at the end of 2006 and the technical agreement with respect to wireless services expires at the end of 2009.

As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note 9—Other Non-Current Assets” to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.

4.2.6    COMPETITION

Fixed-line Domestic and International Telecommunications Services

As a result of the full liberalization of the market for telecommunications services in the Italian domestic market we have faced increasingly significant competition since 1998, including competition from foreign telecommunications operators.

The legal framework for regulation in the telecommunications sector in Italy was completely transformed as a consequence of the adoption of the Maccanico Law (effective August 1, 1997), the Presidential Decree No. 318/97

Item 4. Information On The Telecom Italia Group	Business Units

(the “Telecommunications Act”) (effective September 22, 1997) and a series of Orders issued by the NRA which have been of relevance for the Telecom Italia Group as it has faced increasing competition. To date the regulatory environment has been characterized by an intensive implementation process in order to complete liberalization. See “—4.3 Regulation”.

Since the beginning of 1997, approximately 170 licenses have been granted in Italy, although at the end of 2005 only approximately 50 OLOs remained active and offered telecommunication services. In fact, in this period, many companies failed or were involved in merger and acquisition operations.

In 2005, competition in the Italian domestic market was driven by 5 players with differentiated business models and focusing on different market segments: Fastweb (a national player focused on broadband offers), Albacom (focused on business customers and voice/data bundled offers), Wind-Infostrada (an integrated fixed/mobile/internet operator focused on retail customers), Tiscali (a NB and BB internet Operator) and Tele2 (a voice and dial-up reseller, focused on retail Customers). The offering innovation consisted mainly of the introduction of bundled voice/broadband offers. The market development was characterized by a progressive migration from a reseller approach (CS/CPS for voice and Wholesale for ADSL) to an infrastructure-based approach (Shared Access or LLU).

Our market share in retail traffic volumes (retail voice and on-line traffic only) at December 31, 2005, was 72.6% compared to 72.2% at December 31, 2004 and 72.0% at December 31, 2003. Our most significant competitors in this segment are Tele2 and Wind; Albacom and Fastweb are less significant competitors but target specific markets (business customers for Albacom; high spending consumers for Fastweb).

In addition, the Italian fixed telecommunications market has been influenced by the development of mobile operators that attract voice traffic through their wide range of Value Added Services and more personalized terminals.

In this competitive environment Wireline was nonetheless able to increase revenues and improve profitability during 2005. The improvements were due to:

•

the strong growth of Broadband with approximately 7 million access lines at the end of 2005, of which approximately 1.3 million in the European market, an increase of approximately 2.6 million accesses compared to 2004;

•

significant revenue growth in ADSL (an increase of 40% compared to the end of 2004), Value Added Services on Data (an increase of 25.3% compared to the end of 2004) and Broadband Data Transmission (an increase of 15.7% compared to the end of 2004);

•

the maintenance of the market share on traffic both on “Voice and Online” (an increase of 0.4% compared to December 31, 2004) due to a successful loyalty campaign, with more than 6.3 million loyalty packages subscribed, and limited impact on the customer base from the unbundling of the local loop.

The continued implementation of a new marketing approach on fixed line services by developing new handsets that enable customers to utilize video communication and, through a new mobile-like handset “Aladino”, innovative voice VAS (SMS, MMS, News, Weather and others), a first step towards more “Personalized communication” and “Videocall”.

We believe that our combination of service, performance, quality, reliability and price is an important factor in maintaining our strong competitive position.

Mobile Telecommunications Services

The Italian Mobile Market.    The mobile telephone market continued to grow in Italy in 2005 and grew faster than in previous years with customer growth of 13.2% in 2005 compared to 10.8% in 2004 and 3.6% in 2003. By December 31, 2005, the number of cellular phone lines reached 71.5 million, corresponding to a penetration rate of around 123.5% of the population.

Item 4. Information On The Telecom Italia Group	Business Units

This increase is mainly due to the performance of H3G(3), the operator offering exclusively UMTS services. Competition for mobile telecommunications services remained strong in 2005. Consequently, our strategy has been focused on strengthening our leadership with customers with a high mobile phone usage. Our strategy to attract and retain such customers has been to:

•	offer innovative tariff schemes and services;

•	focus on customer care and service for these valuable customers;

•	quality performance;

•	reinforce the core voice business; and

•	introduction of the “TIM’s Way for 3G” and development of the new generation of “Mobile data”.

There are three principal competitors to Mobile Italy in the Italian mobile market: Vodafone, Wind and H3G(3). At December 31, 2005 Mobile Italy remained the market leader with a market share of approximately 40%, with Vodafone, Wind and H3G(3) having market shares of approximately 33%, 19% and 8%, respectively. In 2005, we had a 29% market share of net additional GSM and UMTS lines, corresponding to 2.4 million net lines, compared to 1.6 million for Vodafone, 1.6 million for Wind and the remaining 2.8 million attributable to H3G(3).

Our figures do not include 422,000 “silent” lines in order to ensure greater consistency between the number of lines managed and business development.

The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific or time-limited commercial offers. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, we exclude the silent lines in order to provide greater consistency between the number of lines managed by the Company and the development of the business.

We believe that the continuous improvement of the quality of our services and the strengthening of our leadership in network and marketing activities are important factors in maintaining our strong competitive position.

The Brazilian Mobile Market.    There is significant competition in Brazil from a number of local and international operators, the most significant of which are Vivo (a Brazilian company owned by Telefonica) and Claro (a company owned by the Mexican group America Movil). We expect competition to increase in the future with continued consolidation in the market.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

4.3.1    OVERVIEW

The regulatory framework in Italy incorporates the EU regulatory framework based on the “Framework directive” together with three directives on “Access”, “Authorization” and “Universal Service”. These directives have been effective in the national regulatory framework since September 16, 2003. The new Electronic Communications Code (the “Code”) implemented the Directives and other regulatory interpretations and recommendations without substantial changes or departures from the text adopted at the European Union level. In implementing the Directives, the Code expressly abolished the former legal framework for regulation of the telecommunications sector in Italy which had been in effect since October 7, 1997 when the Italian telecommunications market became fully liberalized.

The main characteristics of the Code are as follows:

•	redefinition of the concept of “significant market power” and of the criteria for imposing obligations on certain operators, with the introduction of market analysis;

•	the introduction of the term “electronic communication services and networks”;

•	“electronic communication services and networks” can now be provided pursuant to a “general authorization”;

•

more flexibility by national regulatory authorities to select which access and interconnection obligations to impose on operators notified as having “significant market power” in a relevant market; and

•	redefinition of certain measures relating to retail price regulation and extension of number portability to mobile operators.

Moreover, the Code provides for guidelines on market analysis and calculation of “significant market power” and refers to the relevant European Recommendation for the identification of the retail and wholesale markets where such analysis and identification is to be conducted. The Code also provides for, among other things, the following:

•	allows the trading of the rights to the use of frequencies among operators offering the same type of services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which regulate the installation of networks;

•

redefines the assignment of roles and responsibilities among the Italian Ministry of Communications and the NRA mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the NRA the task of conducting market analyses and proposing remedies.

The Code also introduces a new definition of and specific references to “broadband services”, encouraging their development at a regional level. See “—4.3.7 EU Telecommunications Law and Regulation—The 1999 Review”.

4.3.2    THE NATIONAL REGULATORY AUTHORITY

The National Regulatory Authority consists of a President appointed by the Italian Government through a Presidential decree, a Committee for Infrastructures and Networks, a Committee for Products and Services and the Council. Each of the Committees’ members is selected by the Italian Parliament and appointed through a Presidential decree. Each of the Committees and the Council is responsible for establishing regulations for their specific areas.

The Committee for Infrastructures and Networks, among other things, allocates radio frequencies relating to telecommunications services; defines objective and transparent criteria for establishing tariffs for interconnection and network access; regulates relationships among telecommunications companies; settles disputes regarding interconnection; and defines the scope of the universal service obligation and the operators subject to it, together with criteria for calculating and sharing its costs.

The Committee for Products and Services, among other things, regulates product quality and conformity with EU directives governing the relationship between companies controlling fixed or mobile telecommunications

Item 4. Information On The Telecom Italia Group	Regulation

networks and telecommunications service providers and controls the operators’ compliance with regulation in the field of broadcasting activities.

The Council adopts regulations establishing criteria for issuing licenses for the telecommunications sector and for TV and radio activities (including cable and satellite broadcasting).

The NRA is responsible for:

•	market analysis as defined by the Code;

•	preparation of regulations in the telecommunications field;

•	establishment of the criteria to be followed by operators in determining tariffs;

•	monitoring operators to ensure their compliance with such tariff criteria;

•	ensuring, where appropriate, accounting separation between different activities carried out by the same operator;

•	monitoring of the performance of services to ensure compliance with contracts and qualitative levels of service;

•	issuance of directives regarding quality of services;

•	examination of complaints filed by users and customers in relation to quality of services and the level of tariffs;

•	control of steps taken by operators to ensure equal treatment of their customers and verifying periodically the quality of the service provided; and

•	control of operators’ compliance with the general principles issued by the Italian Government and the NRA in relation to public services.

The NRA has investigative powers, as well as the authority to impose sanctions on operators who do not comply with the directives and resolutions and to propose to the Ministry of Communications the revocation and/or suspension of general authorizations and individual licenses in the event of repeated violations by the holder.

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

The universal service obligations include the provision of fixed-line public voice telephony service, publication of telephone directories, public payphones, free emergency call services and special services for disabled or disadvantaged people. To date Telecom Italia is the only operator subject to the universal service obligations, although similar obligations could be imposed on other operators. The net costs for the provision of the universal service are calculated on a long run forward-looking incremental cost basis. The telecommunications operators providing fixed-line public voice telephony service or mobile and personal communications services are required, under certain circumstances, to contribute to such costs.

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Italia submits on an annual basis the net cost of providing universal service. The NRA has recognized a net cost for the provision of the universal service for 2001 and 2002 (€40.7 million for 2001 and €37.2 million for 2002). Of these amounts €23.2 million and €24.0 million for each of 2001 and 2002 are to be reimbursed by other OLO’s (TIM included). Due to various administrative disputes we have received to date only full reimbursement for 2001. However, recent decisions by the administrative courts have confirmed that all amounts are to be paid by OLOs.

The net cost of providing the universal service for years subsequent to 2002 has not yet been determined by the NRA, although we have submitted the net costs of providing universal service for the years 2003 and 2004.

Telecom Italia was confirmed by the Code as the operator with the obligation to supply the Universal Service under the conditions laid down in the regulations.

❖	SPECIAL STATUS OF OPERATORS HAVING SIGNIFICANT MARKET POWER

In the old regulatory regime telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, were subject to special obligations with respect to interconnection and accounting policies if they had Significant Market Power (SMP). An operator was presumed to have Significant Market Power if its share of the relevant market was greater than 25%, although the NRA might determine that an operator having a market share greater than 25% did not have Significant Market Power, in view of the operator’s ability to influence market conditions and its access to financial resources, or that an operator with a market share lower than 25% had such power.

In April 1998, Telecom Italia was identified as the sole operator having Significant Market Power in the markets of fixed telecommunications networks, fixed-line public voice telephony services, leased lines and interconnection services. In April 1998, TIM was identified as having Significant Market Power in the market of mobile telecommunications services. With order 197/99 the NRA in September 1999 determined that TIM and Omnitel had Significant Market Power for mobile telecommunications services and for domestic interconnection.

Since 2000, the NRA has confirmed that:

(i)	Telecom Italia had Significant Market Power in the markets of public fixed telephone networks and services, leased line systems, and the national interconnection market;

(ii)	TIM (Mobile Italy) had Significant Market Power in the markets of public mobile and national interconnection communications systems (termination); and

(iii)	Vodafone Omnitel had Significant Market Power in the markets of public mobile and national interconnection communications systems (termination).

In 2002 the NRA concluded its inquiry with the aim of identifying the operators with Significant Market Power in the Internet access market (Order No. 219/02/CONS). This Order identified Telecom Italia and Wind as operators with Significant Market Power in the market of calls terminating on the Internet using dial-up technology, and also identified Telecom Italia alone in the final market of switched Internet access services from the fixed network.

With the introduction of the new European Framework in August 2003, criteria for the identification of Significant Market Power changed as 18 separate markets have been identified and the NRA is to carry out a separate Market Analysis in each market, in order to identify:

•	the level of competition in each market;

•	the need to indicate one or more operators as having Significant Market Power; and

•	the appropriate remedies, i.e. the rules to apply, to ensure appropriate competition.

As of December 31, 2005 the NRA had carried out the public consultation process concerning the following markets:

•

Publicly available local and/or national telephone services provided at a fixed location for residential and non residential customers (markets No. 3 and No. 5 of the EC Recommendation—Order No. 410/04/CONS).

Item 4. Information On The Telecom Italia Group	Regulation

•	The minimum set of leased lines which comprises the specified types of leased lines up to and including 2Mb/sec (market No. 7 of the EC Recommendation—Order No. 411/04/CONS).

•	Publicly available international telephone services provided at a fixed location for residential and non residential customers (markets No. 4 and No. 6 of the EC Recommendation—Order No. 414/04/CONS).

•

Wholesale unbundled access (including shared access) to metallic loops and subloops for the purpose of providing broadband and voice services (market No. 11 of the EC Recommendation—Order No. 415/04/CONS).

•	Voice call termination on individual mobile networks (market No. 16 of the EC Recommendation—Order No. 465/04/CONS).

•	Call origination, call termination and transit services on the public telephone network provided at a fixed location (markets No.8, 9 and 10 of the EC Recommendation—Order No. 30/05/CONS).

•	Access to the public telephone network at a fixed location for residential and non residential customers (markets No. 1 and 2 of the EC Recommendation—Order No. 69/05/CONS).

•	Wholesale broadband access (market No. 12 of the EC Recommendation—Order No. 117/05/CONS).

•	Wholesale terminating and trunk segments of leased lines (markets No. 13 and 14 of the EC Recommendation—Order No. 153/05/CONS).

•	Access and call origination on public mobile telephone networks (market No. 15 of the EC Recommendation—Order No. 306/05/CONS).

As of December 31, 2005, only nine markets (No. 1, 2, 7, 11, 12, 13, 14, 15 and 16) have been notified to the EU Commission.

Public consultation for market No. 17 (wholesale national market for international roaming on public mobile networks) and market No. 18 (broadcasting transmission services, to deliver broadcast content to end users) has not started yet.

With particular reference to market No. 17 (international roaming), the NRA held back until the end of 2004 from carrying out their analyses of such a market as they were awaiting action by the EU Commission in the “international roaming” inquiry. On December 10, 2004 the European Regulators Group (“ERG”) launched a “joint market analysis” scheme. On May 25, 2005, ERG launched a consultation on a common position paper concluded by September 2005. Drawing on the ERG final common position paper, the NRA will then proceed with its analysis of market No. 17.

The conclusion of the market analyses process with the publication of the final decisions is expected during 2006.

Interconnection

Telecommunications operators providing fixed-line public voice telephony services, mobile telecommunications services or leased line systems and having Significant Market Power are required to negotiate and enter into interconnection agreements at the request of other operators wishing to provide telecommunications services, to apply non-discriminatory terms and to communicate copies of their interconnection agreements to the NRA. Public fixed network operators and leased line service providers having Significant Market Power are required to publish yearly a Reference Interconnection Offer (“RIO”).

On February 27, 2003 the NRA introduced a “network cap”, a mechanism for defining in advance the rules for pricing RIO services according to the RPI (Retail Price Index) and productivity factors. The network cap applies to the period 2003-2006. The NRA also established non discrimination criteria in interconnection and wholesale market between Telecom Italia and the other licensed operators:

•	same conditions for other licensed operators as applied to Telecom Italia’s retail units;

•	further obligations of accounting separation;

•	functional separation between network and retail units; and

•	price squeeze tests for retail offers(*).

(*)

There is a price squeeze if the margin between the wholesale tariffs and the retail tariffs of the SMP telecommunications operator is so small that efficient competitors are no longer able to profitably offer their services.

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Italia has had a number of RIOs approved by the NRA since 2003, the most recent of which was approved by the NRA on March 17, 2005. Moreover, we have voluntarily undertaken measures (i.e. reduction in the interconnection charges) to support competition (so called “Accordi Parcu”).

On October 28, 2005 we published the RIO 2006. On November 30, 2005 the NRA began evaluating our offer, setting January 31, 2006 as the date to conclude its evaluation; however, a financial decision has not been taken yet.

As part of the market analysis process, the NRA has proposed to revise the network cap mechanism which applied to the 2003-2006 period (public consultation on relevant markets No. 8-9-10 still ongoing).

Local Loop Unbundling (LLU)

In 2000, the NRA published the general guidelines regarding the services that must be offered by Telecom Italia on an unbundled basis: twisted copper pairs; fiber optics; access extension (lines between switches), and digital transmission channels (i.e., digital circuits between the local office of Telecom Italia and the operator’s point of presence) and the related economic pricing criteria, based on fully distributed historical costs. The guidelines allow other operators to have direct access to end users (customers) by leasing the network components from Telecom Italia (full unbundling) as well as leasing only the high bandwidth (shared access).

On May 12, 2000, we put forward a Reference Offer for Local Loop Unbundling, for approval by the NRA. The NRA finally issued orders on December 30, 2000 and in January 2001. The orders dealt with the technical and procedural aspects of the provisioning of local loop unbundling and co-location as well as the rates for the unbundled services.

We published a revised Reference Offer for 2000 on January 31, 2001.

On June 24, 2002, we presented to the NRA a “Virtual Unbundling” offer, which offers carrier preselection, inclusive of the payment for the unbundling charge wherever it is temporarily impossible to offer co-location. On September 16, 2002, we further reduced the price of some unbundling services.

Order No. 02/03/CIR confirmed the monthly rental fees of LLU and set a reduction of activation fees. As regards co-location services, the Order asked the application of our internal costs (approximately a decrease of 40%) to the square-meter costs for co-location paid by OLOs. Furthermore, the integration of the offer with the coming services is required.

In 2003, our published RIO fixed the price for the monthly rental fee for LLU, at €8.30, represented the best price in the EU Countries (the incumbent Danish operator price). Order No. 11/03/CIR included additions and changes, particularly regarding the application of the network-cap mechanism, introduced with Order No. 03/03/CIR, for the offer of certain interconnection lines, and for co-sharing, local loop unbundling, partial lines and permanent virtual lines services.

We published the RIO 2004 on October 31, 2003, maintaining the same level of price for LLU service (€8.30 per month) as the RIO 2003 (even though the incumbent Danish operator price for LLU has now increased to €8.60).

In December 2005, around 1,341,000 unbundled lines were in place and 1,120 sites were ready for co-location.

We published the RIO 2005 on October 29, 2004, maintaining the same level of price for LLU (€8.30 per month) as the RIO 2004. Moreover, in order to support competition, we have voluntarily undertaken the following measures for the period 2005-2006:

•	the fee for qualification of the ADSL pair will not be applied for all the new lines;

•	we will not increase the LLU monthly rental for the POTS/PSTN pair above €8.30 per month until December 31, 2006;

•	bonus of €9.60 per year, applied on monthly basis, for each existing or new LLU line.

We published RIO 2006 on October 28, 2005, maintaining the same level of price for LLU (€8.30 per month) as the RIO 2005.

Item 4. Information On The Telecom Italia Group	Regulation

The NRA notified market 11 to the Commission and to the other national regulators under article 7 of the Framework Directive on September 22, 2005.

The NRA has proposed the introduction, for the years 2006 and 2007, of four baskets of LLU services each of which would be subject to a cap of RPI–4.75% per year:

•	Basket A: one-off and monthly charges for full LLU and sub-loop unbundling;

•	Basket B: one-off and monthly charges for shared access;

•	Basket C: one-off and monthly charges for access extension circuits;

•	Basket D: one-off and monthly charges for numeric channel service (offered where unbundling is not possible).

The starting prices for the annual reductions are those contained in the 2005 reference offer.

Leased Lines

Telecom Italia published a new retail and wholesale leased line offer that was approved by the NRA on January 29, 2004.

This offer in contrast to previous offers introduced a price reduction of between 5.25% and 7% for the retail offer and of 12% for the wholesale offer.

Public consultation on market No. 7 is ongoing.

On November 28, 2005, the NRA notified a draft measure concerning the retail market for leased lines in Italy but by notice of December 22, 2005, the NRA withdrew the aforementioned notification. The NRA will notify a revised draft in 2006.

With respect to the wholesale offer, our obligations are currently under review in the market analysis process. In particular, NRA notified markets No. 13 and 14 to the EU Commission and other national regulatory authorities under article No. 7 of the Framework Directive on October 28, 2005.

Among the remedies foreseen by NRA are price controls through a network cap based on cost orientation for the years 2006-2008. The starting prices are to be set in the reference offer 2006 followed by reductions in line with the caps shown in the table below in 2007 and 2008.

Basket	Content	Annual reductions for 2007 and 2008
A	Terminating segments up to and incl. 2.5 Gbps	RPI-9.6%
A.1 (sub-basket)	Terminating segments up to and incl. 155 Mbps	No sub-cap
A.2 (sub-basket)	Terminating segments above 155 Mbps up to and incl. 2.5 Gbps	RPI+0%
B	Trunk segments from 2 Mbps up to and incl. 2.5 Gbps	RPI+0%
C	Interconnection links at regional level up to and incl. 2.5 Gbps	RPI-9.6%
D	Interconnection links at local level up to and incl. 2.5Gbps	RPI-9.6%
E	Internal exchange connections up to and incl. 2.5 Gbps	RPI-RPI

We must set starting prices in 2006 for services in baskets A.1, C, D and E in line with costs from our regulatory accounts for the year 2004. The starting prices in 2006 for services in baskets A.2 and B are not to exceed the current regulated prices for the terminating and trunk segment parts respectively of our wholesale end-to-end leased lines approved by the NRA in Order No. 440/03/CONS.

Mobile Termination Rate

In 2003, the NRA set the maximum values for termination rates applied by mobile operators having Significant Market Power (TIM and Vodafone Omnitel) for calls originated on fixed networks. The ceilings for mobile termination charges were established at 14.95 euro cents per minute, as from June 1, 2003.

Item 4. Information On The Telecom Italia Group	Regulation

For the non Significant Market Power mobile operators (Wind and H3G) the NRA did not establish any ceiling for the termination rates applied to their networks.

On June, 24, 2005, the NRA notified all of the Italian Mobile Operators, including Telecom Italia, of the opening of a procedure aimed at the adoption of a possible provisional measure concerning the maximum price for termination of voice calls on individual mobile networks.

On July, 19, 2005, the NRA issued an order on “urgent measures concerning maximum prices for termination of voice calls on individual mobile networks” in which all four Mobile Operators are considered to have Significant Market Power.

From September 1, 2005, average Mobile Termination Rate shall not exceed 12.10 euro cent per minute for TIM and Vodafone and 14.35 euro cent per minute for Wind.

The measure, which has extended regulation of Fixed-Mobile to Mobile-Mobile, is in force until formal conclusion of the relevant market analysis.

On December 1, 2005 the NRA notified market No. 16 to the EU Commission and other national regulators under article No. 7 of the Framework Directive. Among the remedies proposed by the NRA the most important is the introduction of a network cap for the years 2006-2008 for TIM, Vodafone and Wind. The network cap set the following values:

Operator	Current charge* eurocents/min	From July 1, 2006 eurocents/min	From July 1, 2007	From July 1, 2008	Cost oriented target charge by July 1, 2008 eurocents/min
TIM	12.10	11.20	RPI-13%	RPI-13%	8.90
Vodafone	12.10	11.20	RPI-13%	RPI-13%	8.90
Wind	14.35	12.90	RPI-16%	RPI-16%	9.50

*

As set on July 19, 2005 when the NRA imposed reductions in the mobile call termination rates of TIM, Vodafone and Wind from September 1, 2005 as a provisional measure pending completion of its analysis of market No. 16.

The NRA determined that it would currently not be proportionate to impose price control and cost accounting obligations on H3G. However, the NRA stated that it would review this decision before July 31, 2006.

Accounting Policies

Telecom Italia cost accounting policy.    Operators having Significant Market Power are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the NRA with a description of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications networks, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The NRA chose KPMG as the independent advisor for the auditing of the accounting separation reports. The accounts supplied for 2001 have now been fully audited. Accounts for subsequent years have been timely supplied by Telecom Italia but remain subject to audit due to the NRA’s delay in appointing the auditor.

TIM cost accounting policy.    In 1999, TIM and Vodafone Omnitel were notified as operators with Significant Market Power in the national interconnection market and must provide a cost oriented fixed-mobile termination rate.

At that time, TIM was required to implement cost accounting reporting in order to calculate a fixed-mobile termination rate. In 2001, TIM produced a cost accounting system based on Fully Allocated Historical Cost Data for the year 1999 (positive certification was issued by the advisor of the NRA at the end of 2002). It also introduced an accounting system based on a FAC-CC model (Fully Allocated Cost on a Current Cost basis), as an intermediate step towards the adoption of long-run incremental costs to determine the fixed—mobile rates.

Item 4. Information On The Telecom Italia Group	Regulation

With Order No. 47/03/CONS, the NRA decided to implement a three-year Network Cap mechanism (2003-2005) to be applied to the termination rate, in order to grant a gradual reduction of this price. The application of the mechanism over the next few years will be subject to a new decision, after the completion of the incremental cost modeling, and after the evidence forthcoming from the Market Analyses, under the Code.

❖	NUMBERING

In accordance with the Telecommunications Regulations and by the issuance of various Orders the NRA issued regulations related to Number Portability and Carrier Preselection as described below.

Number Portability (“NP”)

Since February 2000, Service Provider Portability in fixed networks was introduced, including Non-Geographic Numbers (Premium Rates, Freephone Numbers, and Splitting Charges).

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

On March 28, 2002, the NRA issued Order No. 7/02/CIR which established that the price of Mobile NP (“per number costs”) had to be equal to the one-off price that the operator receiving the customer (the “recipient”) had to pay to the operator giving the customer (the “donor”). In January 2003, the NRA with Order No. 13/02/CIR set a price cap for the portability charge. This charge can not be higher than the price established for Number Portability between fixed operators.

Carrier Preselection (“CPS”)

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

Since April 2003, we have been subject to regulations which define common measures relating to the disconnection of the CPS service, describing in detail the modes and time-scales involved in the disconnection of CPS services, to safeguard users, and stating precise obligations with regard to transparency for operators of the services.

In August 2003, Telecom Italia and other numerous operators signed an agreement regulating the operational modalities for the management of the communication of the CPS service cessation.

As from RIO 2005, the surcharge for single minute of CPS traffic is no longer applied and the one-off activation charge amounts at €5.46 per line, decreased by 18% compared to the same price in RIO 2004.

In the management of activation/de-activation process of the CPS service, we operate in accordance with the applicable Orders. In the event of services contested by the client since not requested, we intervene, in compliance with the regulation, for the timely restoration of the previous configuration of the line.

❖	DIRECTORY INFORMATION SERVICES

The new Electronic Communications Code (the “Code”) excludes the provision of directory information services from the applications of the universal service related obligations as, since October 1, 2005, the market of directory inquiry services is liberalized.

Item 4. Information On The Telecom Italia Group	Regulation

The opening to the competition of the market of Directory enquiry services was set by the NRA with Order No. 15/04/CIR (November 2004), which—inter alia—established the mandatory interoperability of these services on 12xy numbers (i.e. services should be accessible by all customers of all providers).

Order No. 12/05/CIR (May 2005) provided as of October 1, 2005 for the opening of the 12xy numbers and stated that the offer of directory enquiry services based on previously used numbers (for example 412) had to stop since December 1, 2005.

❖	RIGHTS OF WAY

The Telecommunications Regulations prohibit public authorities from discriminating in the granting of rights of way for the installation of public telecommunications infrastructures. The NRA and the local public authorities can promote the sharing of such structures and rights of way. If the access to such rights of way cannot be granted to a new operator, the NRA and the local public authorities can allow the access to existing infrastructure. The parties involved agree on the commercial terms of the sharing of the existing infrastructure.

Decree Law No. 198 of September 4, 2002, established fundamental principles with regard to the installation and alteration of telecommunications infrastructures that are regarded as strategic, and fixed precise terms for the issue of authorizations, abrogating the procedure of environmental impact assessment (VIA) and limiting the financial responsibility of companies to expenses associated with installation operations, digging and occupation of public property. Law No. 166 of August 1, 2002, also defined the new standards relating to the installation, access and sharing of multi-service cables and of cable ducts that need to be built following construction and maintenance work on civil works.

The regulation of the rights of way is now exhaustively treated in the Code.

4.3.4    PUBLIC CONCESSIONS

In 2001 the NRA issued three individual licenses and a general authorization to Telecom Italia:

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

The licenses and authorizations issued to Telecom Italia had the same 2012 expiry date as the Public Concessions.

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

However, by Order of September 18, 2003 (joint cases No. C 291/01 and No. C 293/01), the Court of Justice of the European Community stated that the aforementioned telecommunications license fee established by Italian Law No. 448/1998, Art. 20, was contrary to EU law. The same conclusion was reached by the Italian administrative tribunal (“TAR”) on January 5, 2005 (see also “Note 25-Commitments and Potential Liabilities” of the Notes to the Consolidated Financial Statements.

Item 4. Information On The Telecom Italia Group	Regulation

In March 2001, the GSM Concessions to the mobile operators, including TIM, were transformed into individual licenses.

With the publication of the Code all the existing licenses have been automatically transformed into general authorizations (with the attribution of individual rights for the use of frequencies).

4.3.5    LICENSES

In October 2003, the number of operators licensed for the provision of both fixed voice telephony service and building public telecommunications networks and for mobile and satellite services granted by the Ministry of Communications and the NRA was approximately 160.

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

The Italian government awarded five UMTS licenses in Italy in December 2000. TIM, together with Vodafone Omnitel N.V., WIND S.p.A., Andala S.p.A. (now H3G S.p.A.) and IPSE S.p.A., were awarded licenses to provide the third generation mobile services. TIM committed to pay €2,417 million for its license, which has been paid in installments.

In 2002, Blu, the fourth operator, was acquired by TIM, with its customers transferred to Wind.

In accordance with Presidential Decree No. 211 of August 1, 2002, the duration of all individual licenses is 20 years (before such decree the duration was 15 years).

As already stated with the publication of the Code all the existing licenses have been automatically transformed into general authorizations.

XDSL/ATM Broadband

In December 1999, we received a temporary authorization from the NRA for the wholesale offering of ADSL/ATM access service to Other Licensed Operators and Internet Service Providers. In February 2000, we started the “always on” retail offering for fast Internet access. The ADSL 640 wholesale offer was partially modified by the NRA in April 2000. In February 2001, the NRA approved the Permanent Virtual Circuit (ADSL up to 2 Mbit/s and HDSL up to 155 Mbit/s technologies) offer as presented by Telecom Italia and authorized us to offer XDSL retail services branded as RING and FULL BUSINESS COMPANY.

On April 15, 2003, the NRA approved our wholesale x-DSL offer for wholesale services which operators acquired from us in order to supply ADSL to the public, unless they had their own infrastructures or used unbundling. The new range of services included price reductions for ADSL access, the introduction of longer time-scales for starting to market new wholesale services based on the retail-minus principle, and the integration of an operator Service Level Agreement with regard to the disconnection of services.

On October 3, 2005, the NRA notified market No. 12 concerning Broadband Wholesale Access to the EU Commission and the other national regulators under article 7 of the Framework Directive.

The NRA defined the relevant product market as wholesale broadband access by means of xDSL, fiber optic and satellite technologies and designated Telecom Italia as having Significant Market Power. Among the remedies proposed by NRA there is the introduction of an obligation of interconnection to:

•	DSLAM (only in areas non opened to LLU) with cost orientation;

•	Parent switch (ATM or IP) with cost orientation;

Item 4. Information On The Telecom Italia Group	Regulation

•	Distant Switch (ATM or IP) at commercial conditions; and

•	IP managed level at commercial conditions.

It is foreseen that in the transition phase we can continue to adopt in the determination of ADSL wholesale services the retail minus approach as set in Order 6/03/CIR but the minus must to be set not lower than 30%.

4.3.6    TARIFF AND PRICING POLICY

Overview

Telecom Italia operates in both domestic and international markets. Our pricing policy is established in accordance with existing regulations for regulated services, and in accordance with market and competitive factors.

Fixed Network.    Management believes that it is essential for Telecom Italia to have the flexibility to price its telecommunications services selectively in order to counter increased competition.

In 1999, the NRA described the rules to be applied by Telecom Italia in setting the tariffs for its services. The NRA distinguished between two kinds of tariffs. The first required prior approval by the NRA and applied to:

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

The second category of tariffs required only a prior communication to the NRA itself and applied to so-called value added services for which a high level of competition exists.

In 2003, the NRA set out the rules to be applied by Telecom Italia in setting tariffs for the services offered for the years 2003-2006, introducing a safeguard cap with the aim of maintaining price stability.

The safeguard cap system provides for 3 different caps:

•	access services, such as installation and connection charge: RPI-0 as well as a sub-price cap for residential subscription charges of RPI-RPI;

•	traffic services, such as local voice calls, long distance voice calls: RPI-RPI; and

•	fixed/mobile services, limited to the fixed call segment belonging to Telecom Italia (the “Retention” segment): RPI-6%.

In the public consultation document No. 410/04/CONS dated November 24, 2004, concerning markets No. 3 and No. 5 (respectively, publicly available local and/or national telephone services provided at a fixed location for residential customers and publicly available local and/or national telephone services provided at a fixed location for non-residential customers) the NRA proposed to maintain the same price cap mechanism for the local, national long distance and fixed to mobile (Retention segment) telephone services. The draft decision of the NRA has not been notified yet to the EU.

With respect to access to the PSTN, the NRA notified to EU markets No. 1-2 (respectively Access to the public telephone network at a fixed location for residential customers and Access to the public telephone network at a fixed location for non-residential customers) on October 10, 2005. The NRA proposes to impose the following regulatory obligations on Telecom Italia.

At the wholesale level:

•	Provision of wholesale line rental (WLR), restricted to local exchanges in areas where full LLU and shared access are not available, according to retail minus pricing. For years 2006 and 2007, the WLR

Item 4. Information On The Telecom Italia Group	Regulation

price is to be set based on our retail line rental for residential and non-residential customers minus 12%. NRA will set up a technical working group with Telecom Italia and alternative operators to assist in the preparation of the Telecom Italia WLR reference offer and implementation.

•	Transparency. We are required to publish an annual WLR reference offer and service level agreement.

•	Non-discrimination.

•	Accounting separation.

At the retail level:

•

Introduction of a price cap applied to two separate baskets of line activation and line rental charges for both PSTN and ISDN, one basket for residential customers and one for non-residential customers. For the years 2006 and 2007, NRA has decided to set the cap for the basket for residential customers to RPI–RPI per year and the cap for the basket for non-residential customers to RPI–0% per year.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

A notification will be required only for the following elements:

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

Under the Access Directive, the national regulatory authority will have flexibility to select which access and interconnection obligations to impose on operators notified as having Significant Market Power in relevant markets. A maximum list of obligations is contained in the directive. The proposed operators with rights and obligations to interconnect are essentially the same as those defined in the current ONP Interconnection Directive.

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

In an important section on retail price regulation (up to now only covered in national law), it is proposed that, when an operator has Significant Market Power in the provision of access to, and use of, public telephone services, the national regulatory authority must:

•	determine appropriate mechanisms for retail price control, such as price caps or specific price floors and ceilings;

Item 4. Information On The Telecom Italia Group	Regulation

•	ensure that the Significant Market Power operator sets prices at normal commercial levels;

•	notify to the Commission the names of organizations subject to retail price control; and

•	retail price control mechanisms should not be applied where effective competition exists.

The directive also provides for the extension of the requirement for number portability to mobile operators.

Guidelines on Market Analysis

In March 2001, the European Commission published Draft Guidelines on market analysis and the calculation of Significant Market Power. The European Commission called for public comments and an exchange of views among the interested authorities and different market operators. The Guidelines set out the principles for use by national regulatory authorities in the analysis of effective competition, when determining whether an operator has significant market power. Operators having Significant Market Power may be subject to obligations under other Directives in the regulatory package. The guidelines were adopted in July 2002.

On June 17, 2002, the European Commission issued the draft of the Recommendation on the list of markets to which the new framework will be applied and a working document, for opening the public consultation on the Recommendation in accordance with Art. 15(1) of the Framework Directive. The Recommendation was adopted in February 2003.

Recommendation on relevant markets

Article 15(1) of the Framework Directive requires the European Commission to adopt a Recommendation on relevant product and service markets. The Recommendation aims at identifying markets for which competition law remedies may be insufficient to effectively redress possible market failures.

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

Recommendation on remedies

The recommendation is under preparation by the European Commission. The purpose of this recommendation will be to indicate to the respective national regulatory authorities which remedies have to be applied in accordance with the principle of proportionality in order to achieve the objectives set out in the Framework directive. An ERG (European Regulators Group) common position was adopted in April 2004.

4.3.8    COMPETITION LAW

We are subject to Law No. 287 of October 10, 1990 (“Law 287”), the Italian competition law of general application, to the substantive rules of the Maccanico Law (“Law 249”) and to the competition rules of the EU. Law 287 forbids:

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

Item 4. Information On The Telecom Italia Group	Regulation

in relation to which the combined overall turnover, in Italy, of the companies involved is higher than €387 million or the turnover of the company being acquired is, in Italy, higher than €39 million, must receive a prior authorization from the Antitrust Authority. These thresholds are adjusted every year to take account of inflation. Failure to file prior notification of a concentration to the Antitrust Authority will result in a fine from 1% to 10% of the turnover of the parties involved in the concentration, or higher in the case of fines for violation of a prohibition of a concentration.

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

If, at the conclusion of the investigation, the Antitrust Authority determines that Law 287 has been violated, it orders the Investigated Party to cure the relevant violation and, in the case of serious violations, imposes fines up to 10% of the turnover of the Investigated Party. Any failure to comply is sanctioned with an additional fine up to 10% of the turnover of the Investigated Party.

With respect to competition matters, the decisions of the Antitrust Authority are considered administrative acts and may be appealed before the Regional Administrative Tribunal (“TAR”) of Lazio, based in Rome, for violation of law, abuse of power and lack of jurisdiction. The TAR may either reject the appeal or declare the Antitrust Authority’s decision null and void. The TAR, upon request of the complainant, may also suspend the enforcement of the decision of the Antitrust Authority. The TAR’s judgments may be further appealed before the State Council, whose decision is final.

The Antitrust Authority has no powers other than those indicated above. It may not issue provisional injunctions or impose liquidated damages for abuses of dominant positions. For these remedies, Law 287 confers special jurisdiction to the Court of Appeal that has jurisdiction over the relevant case.

In addition to Law 287, the Maccanico Law confers upon the NRA the power to enforce provisions aimed at ensuring pluralism in the communications sectors, including radio and television broadcasting activities.

Moreover, the competition rules of the EU (“EU Competition Law”) have a direct effect in Italy. The main principles of EU Competition Law are contained in Articles 81 and 82 of the Treaty of Rome. Article 81 prohibits agreements or concerted practices between undertakings that may affect trade between Member States and has the object or effect of restricting competition within the EU. Article 82 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade between Member States. These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, and through the national courts. The Antitrust Authority has the power to apply Article No. 81(1) and Article 82, following its own procedures and imposing, if necessary, the fines provided for under Law 287. In September 1991, general guidelines were published by the European Commission on the application of EU Competition Law in the telecommunications sector. In August 1998, the European Commission published a notice updating the 1991 guidelines. These guidelines outline the EU’s approach to common competition issues.

On August 22, 1998, the European Commission published a Communication on the application of the competition rules to access agreements in the telecommunications sector. The purpose of this notice was:

•	to set out access principles stemming from EU law in order to create more market certainty;

•	to define and clarify the relationship between competition law and sector specific regulation; and

•

to explain how competition rules will be applied in a consistent way across the converging sectors. On October 3, 1997, the EU adopted a further communication on the definition of the relevant market for the purpose of EU Competition Law. The aim of this notice is to provide guidance as to how the European Commission applies the concept of relevant product and geographic market in its ongoing enforcement of EU Competition Law.

Item 4. Information On The Telecom Italia Group	Regulation

In April 1999, the European Commission adopted a White Paper on modernization of the rules implementing Articles 81 and 82 of the EC Treaty, which examined various options for reforming the system and proposed the adoption of fundamentally different enforcement system called a direct applicable exception system. Such system is based on the direct applicability of the exception rule of Article 81.3, implying that the European Commission and national competition authorities and courts would apply Art. 81.3 in all proceedings in which they are called upon to apply Art. 81.1, which is already directly applicable.

On December 16, 2002, the EU Council approved the Regulation No. 01/2003 (OJ L 1 01/04/2003) “On the implementation of the rules on competition laid down in articles 81 and 82 of the Treaty”. The Council Regulation provides, inter alia, for the abolition of the European Commission’s exclusivity in the application of art. 81.3; a system of legal exception and ex post evaluation of the agreements; an effective decentralization of the enforcement of EU competition rules; and the strengthening of the European Commission’s investigation powers. This regulation has replaced Regulation 17/62. The new Regulation simplifies the way in which the EC Treaty’s antitrust rules are enforced in the European Union. Most importantly, the new Regulation abolishes the practice of notifying business agreements to the European Commission, therefore reducing bureaucracy and legal costs for companies. The simplified system of the new Regulation is designed to facilitate the effective enforcement of the antitrust rules in the EU comprising more than 15 Member States. The new regulation allows national courts and competition authorities to directly apply Article 81(3) without prior involvement of the European Commission.

Under the Regulation, where the trend of trade between Member States, the rigidity of prices or other circumstances suggest that competition may be restricted or distorted within the common market, the European Commission may conduct an inquiry into a particular sector or into a particular type of agreements across various sectors. The European Commission may request the undertakings or associations concerned to supply all the information necessary for giving effect to Arts. 81 and 82 of the Treaty and may carry out any inspections necessary for that purpose.

On December 11, 2001, the European Commission issued a Green paper on the Review of Council Regulation (EEC) No. 4064/89, concerning mergers with community dimensions. The European Commission sought to launch a wide ranging debate on the functioning of the EU merger control regime based on the experience gained during the preceding 10 years.

During 2003, the European Commission published the “Best Practices on the conduct of EC merger control proceedings”, in order to provide guidance for interested parties on the day-to-day conduct of EC merger control proceedings and foster and build upon a spirit of cooperation and better understanding between DG Competition and the legal and business community. The European Commission found that it was the appropriate time to review the Regulation, to ensure effective, efficient, fair and transparent control of concentrations at the most appropriate level.

On January 20, 2004, the European Commission adopted a new Regulation on the control of concentrations between undertakings. The regulation tackles jurisdictional issues (such as the notion of concentration and the community dimension), substantive issues (such as the concept of dominance) and procedural issues (such as the timing of notifications, the suspension of proceedings, etc.).

On February 5, 2004, the Commission also published Guidelines on horizontal mergers which address, inter alia, the issue of oligopolies and collective dominance.

4.3.9    REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

General

Mobile Brazil is subject to comprehensive regulation under the Brazilian General Telecommunications Law, and a comprehensive regulatory framework for the provision of telecommunications services promulgated by Anatel.

Anatel is the regulatory agency for telecommunications under the General Telecommunications Law (LGT Law 9472 from July 16, 1997) and Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree No. 2338 of October 7, 1997”). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report its activities to the

Item 4. Information On The Telecom Italia Group	Regulation

Ministry of Communications. It has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Authorizations and Concessions

Licenses to provide telecommunications services are granted either under the public regime, by means of a concession, or the private regime, by means of an authorization. Only certain fixed-line service providers are currently operating under the public regime.

Services provided under the private regime are classified as either providing a service of collective interest or restricted interest. Collective interest private regime services are subject to requirements imposed by Anatel under the applicable authorizations and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, TIM Brasil and its subsidiaries operate under the collective interest private regime.

Obligations of Telecommunications Companies

Beginning in September 2003, TIM Brasil and its subsidiaries became subject to certain quality of service indicators. Since December 2003, TIM Brasil and its subsidiaries have achieved the majority, but not all of the service of quality requirements applicable to PCS service operators. Some of the PCS quality of service indicators are currently difficult to achieve due to, for example, dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. In December 2004, Anatel initiated administrative proceedings against certain of TIM Brasil’s subsidiaries for non-compliance with certain quality of service obligations under the PCS authorizations in the years 2003 and 2004. TIM Brasil has submitted to Anatel a petition explaining the reasons for non-compliance. TIM Brasil believes that it has since complied with Anatel’s quality standards and that customer satisfaction has improved. TIM Brasil cannot predict the outcome of the Anatel proceedings at this time but does not believe that an unfavorable outcome will cause a material adverse effect on TIM Brasil and its subisidiaries business, financial condition and results of operations.

PCS Regulation

In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services. The new rules allow companies to provide wireless telecommunications services under PCS authorizations. The PCS authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers.

Under the PCS regulations, TIM Brasil is generally free to determine the prices charged for its services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. TIM Brasil and its subsidiaries have been subject to such new rate structure since July 2003. TIM Brasil has no available data indicating how this rate structure could adversely affect fee considerations and results of operations of the TIM Brasil group.

According to the new PCS regulations, TIM Brasil is required to adjust its operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with its customers. By April 2005, substantially all of its interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

Interconnection Regulation

Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 410/05, which replaced Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain guidelines established by Anatel, which indicate that Anatel will not allow anti-competitive practices, in special exercise of subsidies or artificial decrease in price, the unauthorized use of competitors information, the omission of relevant technical and commercial information, prevent abusive demands to enter into interconnection agreements, intentional delay in negotiation, coercion in order to enter into an interconnection agreement, and imposition of conditions

Item 4. Information On The Telecom Italia Group	Regulation

that lead to the inefficient use of the network or equipment. Even though the rule is that interconnection prices will be freely negotiated by the operators, Anatel may set the price for the interconnection if the operators are unable to reach a consensus or if the prices agreed upon are damaging to competition, at Anatel’s discretion. Interconnection agreements must be approved by Anatel before they become effective. Telecommunications service providers must make available public interconnection offers with all information relevant for the establishment of an interconnection (applicable regulation is vague as to the scope of information that must be included in the public interconnection offer), ensuring non-discriminatory treatment of service providers interest in such interconnection.

Significant Market Power

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulations for economic groups with significant market power in order to ensure market competition. Anatel will name the economic groups with significant market power. We cannot give assurance that TIM Brasil and certain of its subsidiaries will not be deemed to have significant market power, and thus subject to increased regulatory requirements.

Anatel has not yet adopted rules for determining significant market power in the mobile telecommunications industry nor the increased regulations to which the relevant economic group will be subject. TIM Brasil is only able to refer to the regulations applicable to other telecommunications services for guidance regarding the regulations to which it may become subject. With respect to service providers that offer fixed telephony and leased lines, Anatel has indicated that a service provider will be deemed as holding significant market power if the service provider itself or the economic group to which it belongs is able to exercise significant influence on a relevant market as may be defined by Anatel. No service provider with significant market power has been named by Anatel to date.

Rate Regulation

Under our PCS authorizations, TIM Brasil is allowed to set prices for its service plans, subject to approval by Anatel (homologation process before launching each service plan). Re-adjustement procedures are allowed in a yearly basis timeframe considering declared inflation indexes. Telecom market currently uses the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), a general price inflation index in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2007, TIM Brasil expects Anatel to begin to evaluate interconnections fees in the telecommunications industry based on a model that would analyze a company’s costs based on a hypothetical company’s costs and other factors.

The interconnection fees that TIM Brasil is allowed to charge other service providers was subject to a price cap stipulated by Anatel. This price cap has expired and, beginning in 2005, the terms and conditions of the interconnection fees are freely negotiated among the operators, subject to Anatel regulations.

Value-Added Services and Internet Regulation

Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service supported by such value-added services. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow TIM Brasil or any other interested party to offer Internet connection services through TIM Brasil’s network.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

4.4    GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System):    Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System):    Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity.

3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

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

BWA (Broadband Wireless Access):    Technology aimed at providing wireless access to data networks, with high data rates and providing data transmission up to a theoretical limit of 52 Mbit/s downstream and 12 Mbit/s upstream over a single twisted pair of wires. VDSL is capable of supporting high bandwidth applications such as HDTV. From the point of view of connectivity, broadband wireless access is equivalent to broadband wired access, such as ADSL or cable modems. One particular broadband wireless access technology is being standardized by IEEE 802.16 also known as WiMAX.

Carrier:    Traditionally, the carrier is the company that makes available the physical lines.

CATV (Cable television):    Cable or fiber-based distribution of TV programs.

CDMA (Code Division Multiple Access):    A digital wireless technology used in radio communication for transmission between a mobile phone and a radio base station. CDMA was developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

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

D-AMPS (Digital-Advanced Mobile Phone Service):    Is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone phone service in the United States.

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

DVB-H (Digital Video Broadcasting-Handheld):    Technical specification for bringing broadcast (TV) services to handheld receivers, including compatible mobile phones and was formally adopted as ETSI standard EN 302 304 in November 2004.

EDGE (Enhanced Data for GSM Evolution):    A prototype in the evolution of data communications within existing GSM standards.

ETSI (European Telecommunications Standards Institute):    A not-for-profit enterprise whose mission is to produce the telecommunications standards that will be used throughout Europe. Some of the standards developed by the ETSI may be adopted by the European Commission as the technical base for directives or regulations. The ETSI’s main task is to remove any possible variation from a global standard and to focus on a defined European-specific set of requirements. The ETSI also ensures that there is interoperability between standards, such as Integrated Services Digital Network (ISDN), Global Systems for Mobile Communications (GSM) and Universal Mobile Telecommunications System (UMTS).

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

HDSPA (High-speed Downlink Packet Access):    New mobile telephony protocol, is an evolution of the UMTS standard, designed to increase the available data rate (downlink) by a factor of 5 or more. It defines a new W-CDMA channel that operates in a different way from basic UMTS/W-CDMA channels, but is only used for downlink communication to the mobile.

ICT (Information and communication(s) technology):    Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers):    An organization of engineers, scientists and students involved in electrical, electronics and related fields. IEEE also functions as a publishing house and standards body.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

IMSS/MSEM (Italtel Multi Service Solution/Multi Service Element Manager):    It’s a proprietary platform for the management of the whole network. Refer to a software switch that is compatible with many protocol type for IP communication and network interworking as SIP, H323, MGCP and H248. The supplier is ITALTEL.

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

Internet Protocol TV or IPTV:    The service provides the distribution of television channels over Internet connections using the IP protocol. More than just duplicating a distribution means, IPTV enables interactive services so that the viewer can interact with the show as it is broadcast.

IP (Internet Protocol):    A standard describing the software that keeps track of the Internet’s addresses for different nodes, routes outgoing messages and recognizes incoming messages.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching):    A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

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

MAS (Metro Access System):    A network element based on CWDM (Course Wavelength Division Multiplexing) technology.

MGCP (Media Gateway Control Protocol):    An Internet Engineering Task Force (IETF) signaling protocol proposal allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

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

NGN (Non-Geographic Number):    The non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

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

Pay-Per-View or PPV:    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

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

PDA (Personal Digital Assistant):    A handheld computer with a memory size up to several megabytes and a touch-sensitive screen, often using a stylus to input data. The PDA is mainly used for calendar, address book and memoranda functions, but can incorporate advanced office or multimedia functions such as voice calls, messaging, video, mp3 player, etc..

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

POTS (Plain Old Telephone Service):    Refers to the basic telephony service (homes use) supplying standard, single-line telephones, fixed-line services and access to public voice telephony network. In contrast, telephone services based on digital communications lines, such as ISDN, are not POTS. The main distinctions between POTS and non-POTS services are speed and bandwidth. POTS is generally restricted to about 52 Kbps.

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

TDMA (Time Division Multiple Access):    A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

UMA (Unlicensed Mobile Access):    Technology that provides access to mobile services over unlicensed spectrum technologies, such as Bluetooth and IEEE 802.11 b/g. By deploying UMA technology, service providers can enable subscribers to roam and handover between cellular networks and public and private unlicensed wireless networks using dual-mode mobile handsets.

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

VDSL (Very-high-data-rate Digital Subscriber Line):    One of four DSL technologies (very high bit-rate DSL) providing data transmission up to a theoretical limit of 52 Mbit/s downstream and 12 Mbit/s upstream over a single twisted pair of wires. VDSL is capable of supporting high bandwidth applications such as HDTV. The higher limit of date rate of VDSL is limited by the distance from the exchange.

Videotex:    A service pursuant to an ITU standard, permitting remote access to a database by telephone.

VoIP (Voice over ip):    Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet. Many carriers offer integrated services such as voice and data over a single “pipe.”

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plants And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANTS AND EQUIPMENT

General

As of December 31, 2005, the Telecom Italia Group owned approximately 5,550 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. We also have numerous computer installations which are primarily located at the headquarters of our significant subsidiaries.

As of December 31, 2005, property, plants and equipment owned and leased are detailed as follows:

	As of December 31, 2004				As of December 31, 2005
	Owned	Leased	Total property, plants and equipment	% of total property, plants and equipment	Owned	Leased	Total property, plants and equipment	% of total property, plants and equipment
	(millions of Euro, except percentages)
Land	224	8	232	1.2	155	—	155	0.9
Civil and industrial buildings	1,458	1,561	3,019	15.5	972	1,477	2,449	13.6
Plant and equipment	14,150	1	14,151	72.5	12,907	1	12,908	71.5
Manufacturing and distribution equipment	62	—	62	0.3	72	—	72	0.4
Aircrafts and ships	55	18	73	0.4	46	14	60	0.3
Other	962	65	1,027	5.3	1,174	71	1,245	6.9
Construction in progress and advances to suppliers	942	—	942	4.8	1,117	35	1,152	6.4

Total	17,853	1,653	19,506	100.0	16,443	1,598	18,041	100.0

As of December 31, 2005, we did not have liens, mortgages and pledges on real property owned.

Real Estate Transactions

An important element of our restructuring plan was to realize value on our extensive real estate portfolio.

In November 2000, we established a partnership with Beni Stabili, a leading Italian real estate operator, and Lehman Brothers to manage a significant portion of our real estate portfolio.

We contributed a going concern including an important portion of our real estate portfolio to IM.SER and subsequently sold 45% of this company to Beni Stabili and 15% to Lehman Brothers.

The real estate portfolio originally held by IM.SER consisted of 581 properties, totaling 3.7 million square meters and was composed of two parts, the “Real Estate Investment Portfolio” and the “Real Estate Trading Portfolio”:

•

“Real Estate Investment Portfolio”, consisting of 386 properties totaling approximately 2.4 million square meters, located throughout Italy. All the properties, including buildings that contain telecommunications equipment, were leased to Old Telecom Italia at the end of 2000 under long-term lease contracts (21 plus 6 years) at market rates; and

•

“Real Estate Trading Portfolio”, consisting of 195 properties totaling approximately 1.3 million square meters, located throughout Italy. Of these properties, the majority have been leased at market rates to Old Telecom Italia under contracts allowing for early termination by Telecom Italia.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plants And Equipment

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

Since 2002 certain additional real estate related transactions were completed:

Tiglio Project

Pursuant to a framework agreement signed in May 2002, among the Pirelli Group, Olivetti-Telecom Italia Group and The Morgan Stanley Real Estate Funds (through MSMC Italy Holding B.V. and POPOY Holding B.V.), certain real estate properties as well as the entities that provide real estate services to the same companies or to their subsidiaries were transferred to two new vehicle companies set up for this purpose (Tiglio I S.r.l. and Tiglio II S.r.l.).

Among the preliminary transactions for the concentration of the real estate assets in Tiglio I and Tiglio II, on October 24, 2002, the non-proportional partial spin-off of IM.SER (60% Beni Stabili and 40% Telecom Italia) was effected by which the real estate assets were contributed to the company IM SER 60 (98% Beni Stabili group and 2% Telecom Italia) and to the company EMSA Immobiliare (100% controlled by Telecom Italia) in proportion to the stakes held in IM.SER, respectively, by Beni Stabili and Telecom Italia.

Following this transaction, which came after the completion of the securitization of IM SER 60’s debt and acquisition of certain tangible asset by companies in the Seat Pagine Gialle group, EMSA Immobiliare had a portfolio of 169 real estate properties.

On October 29, 2002, the first stage of the Tiglio Project was concluded, through:

•

the subscription by Old Telecom Italia, simultaneously with all the other participants, to a capital increase by Tiglio I for cash, with the resulting stake in the company equaling 36.85% (in addition, at Old Telecom Italia Group level, to the 2.1% subscribed to by Seat Pagine Gialle), in proportion to the value of the assets transferred by Old Telecom Italia (and by Seat Pagine Gialle) to Tiglio I to the total assets that were taken over by Tiglio I;

•

the subscription to a capital increase by Tiglio II paid for in kind by the contribution of Old Telecom Italia’s “Asset Management” business segment with resulting stake in the company equaling 49.47%;

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

In particular, the second stage of the Tiglio Project consisted of the change of asset ownership, through transfers to real estate funds, or through completion of certain other transfers. The real property has been divided into several categories (office, industrial portfolio, trading portfolio, etc.), in order to optimize Tiglio I and Tiglio II shareholders’ profit, and also into take account the real estate funds’ market features.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plants And Equipment

Under the second stage of the Tiglio project, 2004 marked the successful placement on the market of the following real estate funds:

•

“TECLA—FONDO UFFICI”—placement closed on March 1, 2004. The Fund consisted of a contribution on the part of Tiglio I (45.70%-owned by Telecom Italia) of a real estate portfolio including 65 properties for a total market value of approximately €926 million, to which a 15% discount was applied by virtue of their transfer en masse, in addition to a contribution of €25 million in cash. The total offer, net of indebtedness equal to 60% of the value contributed, amounted to €288 million, of which 10% was kept by Tiglio I, 2% was subscribed by Pirelli & C. Real Estate Società di Gestione del Risparmio S.p.A. as manager of the fund, while the remaining 88% was entirely placed on the market.

•

“CLOE FONDO UFFICI”—placed on the market on June 29, 2004. The Fund consisted of 39 properties contributed by Tiglio I for a market value equal to approximately €877 million, to which a 15% discount was applied by virtue of their transfer en masse. The total offer, net of a financial indebtedness equal to 60% of the value contributed, amounted to approximately €298 million, of which 5% was subscribed by Pirelli & C. Real Estate Società di Gestione del Risparmio S.p.A. as manager of the fund, while the remaining 95% was entirely with Italian investors (approximately 70%) and with foreign investors (approximately 30%.)

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

•

“BERENICE—FONDO UFFICI”—placement closed on July 14, 2005. The Fund consisted of 54 properties transferred by five private parties, including Tiglio I (8 buildings) and Tiglio II (37 buildings), for a total market value of €860 million, to which a 13% discount was applied by virtue of their transfer en masse. The contribution value was thus equal to €750 million and the value of the fund, after taking into account financial indebtedness, was approximately €300 million. The Fund was entirely placed with Italian and European investors.

Subsequent to these transactions:

•

in 2004, Tiglio I and Tiglio II proceeded to distribute cash to the shareholders in the form of a reimbursement of capital (additional paid-in capital) and the repayment of loans. For the Telecom Italia Group, total receipts were approximately €104 million, of which €79 million was from Tiglio I and €25 million from Tiglio II;

•

in September 2005, Tiglio I and Tiglio II proceeded to distribute cash to the shareholders in the form of a reimbursement of capital (additional paid-in capital) for €29.7 million and €33.1 million to Telecom Italia S.p.A., respectively. Furthermore, Tiglio II, resolved to pay dividends and Telecom Italia S.p.A. received €11.4 million.

Magnum Project

As part of the activities to reorganize the physical space occupied by network equipment to gradually free part of the buildings used for such equipment, the Board of Directors of Telecom Italia S.p.A. approved the sale of more than 1,300 properties for a total amount of approximately €1 billion. Accordingly, on December 1, 2005, Telecom Italia S.p.A. transferred a first group of 867 properties for a value of €698 million to the company Olivetti Multiservices (“OMS”) and signed the related lease contracts.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plants And Equipment

During December 2005, Telecom Italia S.p.A. and OMS also formalized two Framework Agreements (described below) aimed at transferring the assets to closed-end real estate investment funds:

•

on December 23, 2005, Telecom Italia S.p.A. and OMS signed, with Pirelli & C. Real Estate SGR S.p.A. and the companies Doria S.r.l., Colombo S.r.l. and Vespucci S.r.l. (stakes in these companies are held by The Morgan Stanley Real Estate Funds (65%) and by Pirelli & C. Real Estate SGR S.p.A. (35%)), the framework agreement for the contribution of real estate assets having a total value of approximately €790 million to the fund “Pirelli RE Fund—Raissa—Closed-end real estate investment fund”. As part of this Framework Agreement, on December 28, 2005, OMS transferred to the Raissa fund a first group of 561 properties for a transfer value of €486 million, in addition to financial debt equal to €286 million assumed beforehand by OMS and transferred to the fund itself. The majority of the shares of the Raissa fund was placed with institutional investors owned by “The Morgan Stanley Real Estate Funds”. Pirelli & C. Real Estate SGR S.p.A. has a 35% investment in the Raissa fund under a joint venture with the same Funds. The transaction generated a gross capital gain for the Group at consolidated level of €186 million, and a positive impact on the consolidated financial debt of the Group of €392 million before taxes;

•

on December 23, 2005, Telecom Italia S.p.A. and OMS signed, with Pirelli & C. Real Estate S.p.A. and Spazio Industriale II BV (a company controlled by Cypress Grove International Funds), the framework agreement for the contribution of real estate assets having a total value of €300 million to the fund “Spazio Industriale—Closed-end real estate investment fund for speculation”. As part of this Framework Agreement, on December 29, 2005, OMS transferred to the Spazio Industriale fund a first group of 246 properties for a transfer value of €177 million, in addition to financial debt equal to €152 million assumed beforehand by OMS and transferred to the fund itself. The majority of the shares of the Spazio Industriale fund was placed with institutional investors owned by Cypress Grove International Funds. Pirelli RE has a 35% investment in the Spazio Industriale fund under a joint venture with the same Funds. The transaction generated a gross capital gain for the Group at consolidated level of €83 million, and a positive impact on the consolidated financial debt of the Group of €176 million before taxes.

Item 4A. Unresolved Staff Comments

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telecom Italia, see “Note 43—Reconciliation of IFRS as adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements included elsewhere herein.

5.1    GENERAL FACTORS AFFECTING THE TELECOM ITALIA GROUP’S BUSINESS

5.1.1    THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

In 2005, based on external sources and internal estimates, the Italian telecommunications carrier services market grew by 5%. As a whole, the market has shown:

•	resiliency of spending versus the economic cycle in Italy; and

•	steady growth in consumption patterns.

Italy is one of the European countries with both the highest mobile penetration rate and highest absolute number of subscribers. Italy is a leader among European countries in terms of availability and spread of third generation mobile services.

Over the next three years, the total Italian telecommunications (“TLC”) retail market is expected to grow by around 2% to 3% annually (Compound Average Growth Rate (“CAGR”) 2005-2008) according to our estimates. As in recent years, the growth in demand for telecommunications carrier services is expected to be driven primarily by the development of Broadband and Fixed Data services and by mobile telephone services.

In the Italian Wireline Retail market:

•

voice traffic value as a whole is in a process of continuous reduction due to fixed to mobile migration and to reduction in tariffs relating to mobile termination, although in the coming years the introduction of flat offers (on traditional—POTS—and innovative—VoIP—technologies) should partially compensate these migration dynamics;

•	the Internet segment continues to grow driven by broadband development that enables dual and triple play services;

•

the Fixed Data segment, characterized by continued migration from traditional to broadband data transmission, continues to grow driven by the development of ICT and data “solutions” (such as application services and infrastructure services).

In the Italian Wireless Retail market:

•	the penetration of mobile services continues to grow due to:

–	mobile voice traffic growth, driven by fixed to mobile substitution;

–

value added services growth (such as short messages, multimedia messages, browsing, contents and interactive services) enabled by the increasing penetration of UMTS and innovative handsets and the development of mobile broadband;

•	the handsets market is expected to grow slightly, but is now a substitution market from GSM/GPRS handsets to innovative UMTS/HSDPA/DVBH handsets.

5.1.2    COMPETITION

Competition

We face domestic competition in all of our businesses. See “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.8 Updated Strategy” and “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.6 Competition”.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

The total telecoms market continues to grow and will be transformed by the introduction of innovative technologies, platforms and services. Convergent services will be one of the main value propositions for business and high-end consumer customers.

Competition remains a significant factor in how our businesses develop. Competitive pressure seen during 2005 in the Italian market is expected to continue in 2006 and to be reflected in:

•	further development of unbundling of the local loop and shared access. Full LLU reached approximately 1,117,000 lines handed over to OLOs in 2005;

•	further pressure on tariffs (both fixed and mobile);

•	in the fixed line business introduction of flat offers on traditional—POTS—and innovative—VoIP—technologies;

•	further development of Broadband as reference access solution both in wireline and mobile for internet and data services;

•	development of consumer and business value added and content services, including triple play offers; and

•	aggressive marketing strategies implemented by some mobile competitors.

5.1.3    REGULATORY ENVIRONMENT

For details please see “Item 4. Information on the Telecom Italia Group—4.3 Regulation”.

5.1.4    TARIFF REBALANCING

For details please see “Item 4. Information on the Telecom Italia Group—4.3.6 Tariff and Pricing Policy”.

Item 5. Operating And Financial Review And Prospects	Significant Trends Impacting Our Core Businesses

5.2    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

As described above under “—5.1 General Factors Affecting the Telecom Italia Group’s Business,” management has identified the following key trends that have, and will continue to have, an impact in our two main business areas.

•	Convergence of services, such as fixed and mobile voice bundled offers, dual mode access (UMA), integrated (fixed and mobile) access to messaging and content.

•	Achievement of synergies from fixed/mobile integration.

In addition, other key trends should continue to have a significant impact:

Wireline

•	Continuing defense of core traffic and access businesses with stabilization of traffic market share.

•	Strong development of new value added services (Voice VAS and Web Services) content and handsets (Aladino family and Videophone) contributing to a stabilization in revenues.

•	Strong growth of Italian broadband market with significant increase of the Wireline Broadband access portfolio.

•	Consolidation of the European broadband project with growth of revenues and customer base in selected European countries, including France and Germany.

Mobile

•	Continuing strong competition in the Italian market.

•	Stabilization/Growth of Market Share.

•	Significant growth in value added services driven by the introduction of new technologies/new handsets and by a higher customer demand.

•	Profitable growth in the Brazilian market.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.3    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS and which, as described in “Note 43-Reconciliation of IFRS as adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements included elsewhere herein, differ in certain material respects from U.S. GAAP. Our reported financial condition and results of operations as reported under IFRS and in our reconciled U.S. GAAP financial information are based on the application of the accounting methods which involve the use of assumptions and estimates that underly the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results may differ from these estimates under different assumptions or conditions.

Since our selection and application of accounting policies involve judgments and other assumptions affecting the application of those policies, reported results are sensitive to changes in conditions or assumptions of management and these are factors to be considered when reading our Consolidated Financial Statements. We believe the critical accounting policies described below involve the most significant assumptions and estimates used in the preparation of our Consolidated Financial Statements under IFRS and in our reconciled U.S. GAAP information.

5.3.1    REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns. Traffic revenues from interconnections and roaming are reported gross of the amounts due to other TLC operators.

In particular, our primary revenue streams consist of fixed line telecommunication services, mobile telecommunication services, the sale of products including primarily telecommunication (both fixed and mobile) equipment and office products, and Internet access and related services.

Revenues related to fixed line and mobile telecommunication services, principally network access, long distance calls, local and wireless airtime usage, are recognized when the services are provided based on the actual minutes of traffic provided and the contracted fee schedule with the customer.

Revenues from the activation of telephone services, from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer (principally 8 years for retail customers and 3 years for wholesale customers). The estimate of the duration of the customer relationship is based on historical turnover analysis. Revision of such estimates may lead to differences in the amount and timing of the recognition of revenues and expenses.

Furthermore, we have multiple element arrangements mainly in fixed and mobile business segments.

As allowed by IAS 8 (Accounting Policies Changes in Accounting Estimates and Errors), paragraph 12, to account for multiple element arrangements, we have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). The determination of fair values in the fixed and mobile business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

5.3.2    ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the aging of our

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

accounts receivable balances and our historical write-off experience with similar receivables, customer credit-worthiness and changes in our customer payment history when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we estimate.

5.3.3    ACCOUNTING FOR TANGIBLE AND INTANGIBLE NON-CURRENT ASSETS

Accounting for tangible and intangible non-current assets involves the use of estimates for determining fair value at the acquisition date in the case of assets acquired in a business combination. The expected useful lives of assets with a finite life must be estimated. The determination of the fair values of assets, as well as the useful lives of the assets is based on management’s judgment. Changes in the economic conditions of the markets in which we operate, technology and competitive forces could significantly affect the estimated useful lives of these assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

5.3.4    ACQUISITION ACCOUNTING, GOODWILL AND PURCHASE PRICE ALLOCATION

We have entered into certain acquisitions and in the future may make further acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long term impact on the statement of operations.

Under IFRS and U.S. GAAP, we are required to perform a purchase price allocation and, consequently, as part of that allocation, all consideration, including the fair value of exchanged shares, shall be valued. When equity instruments are issued as part of the consideration, under IFRS we measure them at their fair value as of the date of exchange whereas under U.S. GAAP we measure them by taking into account the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The purchase price is then allocated to the fair value of the assets acquired and liabilities assumed.

The purchase price allocation requires that all assets, liabilities and contingent liabilities be valued and that significant estimates be made. A change in any of these estimates or judgments could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill).

If actual results differ from these estimates, or we adjust the estimated useful economic lives in future periods, operating results could be significantly affected by these estimates and judgments which involve:

•	the definition of the purchase price;

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have a finite or indefinite life.

These could have a significant impact on both the level of total goodwill and ultimately on the statement of operations.

Furthermore, when we acquire additional stock held by minority shareholders, under IFRS, in the absence of a specific Standard or Interpretation, the excess of the acquisition cost over the carrying value of net assets acquired is recognized as goodwill (Parent entity extension method). Under U.S. GAAP, such acquisitions are accounted for under the purchase method and, consequently, goodwill is calculated as the difference between the consideration paid and the proportionate share of the fair value of net assets acquired at the date of acquisition.

5.3.5    IMPAIRMENT OF ASSETS

The determination of impairments of tangible and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

Assets with a finite life.    For IFRS purposes, during the year, the Group assesses whether there are any indicators that tangible and intangible assets with a finite life may have been impaired. If such indicators exists,

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

the Group estimates if the carrying amount of an asset, a group of assets or a cash-generating unit exceeds the recoverable amount. Both internal and external sources of information are used to determine if indicators of impairment exist. Internal sources considered include obsolescence or physical damage, any significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources considered include market value of the asset, negative changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and the comparison of the carrying amount of net assets of the Group to market capitalization.

Intangible assets with an indefinite life.    Intangible assets with an indefinite life, including goodwill, are tested for impairment at least annually to assess the recoverable amount of the asset. The test is conducted in conjunction with the planning process of the Group, near the end of every year. Goodwill acquired and allocated during the year is tested for impairment before the end of the year in which the acquisition and allocation took place. To test for impairment, goodwill is allocated, at the date of acquisition, to each of the cash-generating units or groups of cash-generating units that is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes and that lowest level is not larger than the business segment determined in accordance with IAS 14 (Segment Reporting).

Under IFRS, the recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In assessing the value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets, groups of assets (or cash-generating units) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. These estimates can have a material impact on fair value and the amount of any write-downs.

If the carrying amount of a cash-generating unit (or group of units) exceeds the recoverable amount, an impairment loss is recognized in the statement of operations. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and only then to the carrying amount of the other assets of the cash-generating unit in proportion to their carrying amount up to the recoverable amount of the assets.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management.

When the conditions which led to the recognition of an impairment loss on assets cease to exists or have been mitigated, the carrying amount of the asset other than goodwill, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized and such reversal is recognized as income immediately.

Under U.S. GAAP, in order to assess impairment of property, plant and equipment and amortizing intangible assets, we apply the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the preceding discussion, management has concluded that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

Furthermore, for purposes of our U.S. GAAP reporting, in order to assess impairment of intangible assets with an indefinite life, we use the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result we do not amortize goodwill and indefinite lived intangible assets (likewise under IFRS). SFAS 142 requires that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for triggering events indicating potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans or targets, requires substantial management judgment and discretion.

Subsequent reversals of recognized impairment losses on goodwill and other indefinite lived intangible assets are not permitted by SFAS 142.

5.3.6    FINANCIAL ASSETS

Financial assets include, in particular, equity investments mainly in telecommunications companies that are principally engaged in the mobile, fixed-line network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded, in accordance with IFRS, when an investment’s carrying amount exceeds the present value of its estimated future cash flows, and, in accordance with U.S. GAAP, when a decline in fair value is considered to be other than temporary. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involve judgments and relies heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as, the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

5.3.7    DERIVATIVES

Telecom Italia enters into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. Under IFRS, the changes in the fair value of instruments which do not qualify for hedge accounting, fair value hedges, ineffective portion of cash flow hedges, are recognized in the statement of operations in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is reported in Other Comprehensive Income. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The Group relies on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

5.3.8    EMPLOYEE SEVERANCE INDEMNITIES

Employee severance indemnities (or Trattamento di Fine Rapporto—TFR) are a form of post employment benefits and are classified and accounted for as a defined benefit plan. The obligation for employee severance indemnities is determined in accordance with actuarial methods, which rely on assumptions including discount rates, services periods, future salary increases and life expectancies.

In the event that changes in assumptions are required, with respect to these assumptions the future amounts of the post employment benefit costs may be materially affected.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.3.9    PROVISIONS AND CONTINGENT LIABILITIES

The Group exercises considerable judgment in determining our exposure to and recognizing provisions for contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Significant estimates are involved in the determination of provisions related to taxes, environmental liabilities, our workforce reduction initiative and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to loss provisions may significantly affect future operating results.

5.3.10    INCOME TAXES

The Group calculates income taxes in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the statement of operations.

Item 5. Operating And Financial Review And Prospects	Adoption Of International Financial Reporting Standards

5.4    ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Telecom Italia adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for Telecom Italia, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Telecom Italia, January 1, 2004) and throughout all periods presented in the first IFRS financial statements.

For the purposes of these Financial Statements there are no differences between IFRS issued by IASB and IFRS adopted by the EU.

The differences arising from the application of IFRS compared to Italian GAAP as well as the choices made by Telecom Italia among the accounting options provided by IFRS are described in “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

5.5    RESULTS OF OPERATIONS FOR THE TWO YEARS ENDED DECEMBER 31, 2005

5.5.1    REORGANIZATION OF BUSINESS

During 2005 the Telecom Italia Group continued the reorganization process that began in 2001 when, following the acquisition by Olimpia, the new management started implementing a restructuring plan. The most recent organizational and structural changes reflect the Group’s adoption of the “One Company” model and market developments in which convergence of services (fixed, mobile and internet) has been accelerating.

The Telecom Italia businesses at December 31, 2005 are organized on the basis of the following Business Units or Corporate Functions:

•	Operations, which is responsible for the management and development of fixed and mobile telecommunications and internet services. Operations, for reporting purposes, is divided into:

–

Wireline, which operates on a national level by providing wireline telephone, data and internet services for final customers (retail) and other operators (wholesale). On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe and in South America) and offers innovative broadband services in certain metropolitan areas in Germany, France and The Netherlands.

–	Mobile, which operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America (Brazil).

•	Business Units which are responsible for the development of the following businesses:

–	Media, which operates in the area of journalistic information, TV production, TV and web content offerings.

–

Olivetti, which operates in the market of specialized applications for the banking field and retail, information and computer systems for gaming, lotteries and e-vote systems as well as in the research/development/production of products using silicon.

For a complete description of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2004 and 2005, consistent with the structure of each Business Unit at December 31, 2005.

5.5.2    NON-GAAP FINANCIAL MEASURES

In this annual report on Form 20-F, in addition to figures presented in accordance with IFRS, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”). Such financial data is considered Non-GAAP financial measures as defined in Item 10 of Regulation S-K under the 1934 Act.

As described in more detail below, such financial data is presented as additional information for Telecom Italia’s investors and should not be considered as substitutes for or confused with economic and financial IFRS measures.

In this Annual Report the only Non-GAAP Measures utilized refer to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet its financial obligations, represented by gross debt, by its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management believes that our financial structure is sufficient to achieve our business plan and financial targets.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	36,862	40,252
—Finance lease liabilities	1,860	1,894
—Other financial liabilities	3	—

	38,725	42,146

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale
—Financial payables	4,168	9,572
—Finance lease liabilities	227	234
—Other financial liabilities	5	6

	4,400	9,812

Financial debt relating to discontinued operations/assets held for sale	188	143

TOTAL GROSS FINANCIAL DEBT (A)	43,313	52,101

FINANCIAL ASSETS
Non-current financial assets
—Securities other than equity investments	7	8
—Financial receivables and other non-current financial assets	386	988

	393	996

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
—Securities other than equity investments	457	378
—Financial receivables and other current financial assets	662	509
—Cash and cash equivalents	8,855	10,323

	9,974	11,210

Financial assets relating to discontinued operations/assets held for sale	84	37

TOTAL FINANCIAL ASSETS (B)	10,451	12,243

NET FINANCIAL DEBT (A-B)	32,862	39,858

5.5.3    OVERVIEW OF 2005 RESULTS OF OPERATIONS

For the 2005-2007 period we have established certain key targets:

•	Strengthen our core Italian domestic activities.

•	Exploit growth opportunities.

•	Improve cost efficiency.

With respect to the strengthening of our core Italian domestic activities we achieved the following:

•

during 2005 our traffic packages and retention strategies resulted in limited revenue losses while our market share on traffic volumes remained stable: our market share on traffic volumes at December 31, 2005 was 72.3% compared with 71.7% at December 31, 2004. The Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

•

Mobile Italy total traffic volumes increased by 3.3% in terms of minutes and revenues increased by 1.5% in 2005 compared to 2004 (€10,076 million in 2005 against €9,923 million in 2004). The growth in revenue was mainly attributable to the higher impact of VAS revenues and was achieved in spite of a 19% regulatory cut to mobile termination rates in September 2005. The average monthly revenue per mobile line (ARPU) (which includes traffic and VAS revenues) decreased from approximately €29.0 in 2004 to €28.3 in 2005 (excluding service revenues from non Mobile Italy clients).

In both our core domestic and international markets our strategy remains to focus our investment on exploiting growth opportunities. In the domestic market our focus has been on value added services and internationally on markets which we consider to have the most potential for growth—mobile telecommunications in Brazil and broadband in selected European markets.

Innovative offering:

•

the Wireline Business Unit is focused on converting its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit is expanding its penetration in the retail broadband market through ADSL connections offered respectively to the consumer and SOHO (Small Office Home Office) markets with two different branded packages: “Alice” and “Alice Business”. This strategy has had significant success in Italy with approximately 5.7 million broadband accesses sold to the retail and the wholesale market at the end of 2005 (approximately 4 million at December 31, 2004);

•

Mobile Italy revenues from Value Added Services (VAS) (€1,449 million in 2005) increased by 15.4% compared to 2004. Due to the continuing introduction of new services and the success of interactive VAS, the VAS business grew significantly with its revenues representing 15.5% of service revenues, compared to 13.4% in 2004.

International markets:

•

during 2005, we expanded the activities of the “International Broadband” project in Europe. The Wireline Business Unit intends to offer access to innovative broadband services in the main European countries, leveraging on its know-how and technological assets, beginning with France and Germany. As of December 31, 2005, Wireline had approximately 1,3 million contracts for broadband access outside of Italy (420,000 as of December 31, 2004);

•

we continued to consolidate our role in Brazil during 2005. As of December 31, 2005, in addition to mobile customers in Italy, we had approximately 20.2 million total managed lines in our Brazilian subsidiaries.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

The following table sets forth statement of operations in accordance with IFRS for the years ended December 31, 2004, and 2005.

	Year ended December 31,
	2004	2005
	(millions of Euro)
Statement of Operations Data in accordance with IFRS:
Revenues	28,292	29,919
Other income	1,099	678

Total operating revenues and other income	29,391	30,597

Purchases of materials and external services	(11,812)	(12,937)
Personnel costs	(3,852)	(4,142)
Other operating expenses	(1,603)	(1,468)
Changes in inventories	27	(4)
Capitalized internal construction costs	713	471
Depreciation and amortization	(4,808)	(5,232)
Gains/losses on disposals of non-current assets	(9)	242
Impairment losses/reversals on non-current assets	(444)	(28)

Total operating expenses	(21,788)	(23,098)

Operating income	7,603	7,499

Share of earnings of equity investments accounted for using the equity method	(5)	23
Financial income	2,205	3,144
Financial expenses	(4,197)	(5,131)

Income from continuing operations before taxes	5,606	5,535
Income taxes	(2,654)	(2,395)

Net income from continuing operations	2,952	3,140
Net income (loss) from discontinued operations/assets held for sale	(118)	550

Net income	2,834	3,690

Of which:
• Net income attributable to the Group	1,815	3,216
• Net income attributable to Minority interests	1,019	474

5.5.4    BUSINESS UNIT FINANCIAL DATA

We operate mainly in Europe (principally in Italy), the Mediterranean Basin and South America. Our core business is focused on domestic and international telecommunications services.

The table below sets forth revenues, operating income, capital expenditures and number of employees by Business Units, for the last two years:

		Wireline (1)(2)	Mobile	Media (1)		Olivetti (4)	Other activities (2)(3)		Adjustments and Eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(5)	2005 2004	17,802 17,431	12,963 11,712	180 168		452 590	1,680 1,635		(3,158 (3,244	) )	29,919 28,292

Operating income	2005 2004	4,566 4,756	3,661 3,850	(130 (93	) )	(38 17)	(615 (715	) )	55 (212)		7,499 7,603

Capital expenditures	2005 2004	2,670 2,267	2,118 2,288	65 39		19 15	308 393		(7 —)		5,173 5,002

Number of employees at year-end(6)	2005 2004	55,990 54,090	20,767 18,743	886 1,077		1,750 2,109	6,091 6,601		— —		85,484 82,620

(1)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Nuova Tin.it and Matrix); as a result, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

(2)

The operating activity IT Group is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom with Telecom Italia which took place at the end of 2004.

(3)	Entel Bolivia group is included in Other Activities.

(4)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

(5)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(6)

The number of employees at year-end excludes employees relating to the consolidated companies considered as discontinued operations/assets held for sale, and includes temporary employees. For purposes of comparison with December 31, 2005, the number of employees at December 31, 2004 has been adjusted in order to include as discontinued operations /assets held for sale those companies that are considered as such at December 31, 2005.

The table below sets forth revenues, operating income, net income (loss) from discontinued operations/assets held for sale, capital expenditures and number of employees of the activities considered discontinued operations/ assets held for sale, for the last two years:

Discontinued operations/Assets held for sale
			Mobile (1)	Media (2)	Entel Chile group	IT Market		Sub-Total	Others, adjustments and eliminations (3)		Total
(millions of Euro)
Revenues	2005 2004		734 1,177	126 127	238 925	289 706		1,387 2,935	(53 (142	) )	1,334 2,793

Operating income(3)	2005 2004		60 125	4 4	36 96	(3 21)		97 246	506 (202)		603 44

Net income (loss) from discontinued operations/ assets held for sale	2005 2004		28 58	1 1	26 49	(11 (7	) )	44 101	506 (219)		550 (118)

Capital expenditures	2005 2004		87 200	3 2	27 141	5 28		122 371	— —		122 371

Number of employees at year-end (number)	2005 2004 2004 adjusted	(*)	863 841 2,961	184 — 195	— — 4,216	— 4,030 4,030		1,047 4,871 11,402	— — —		1,047 4,871 11,402

(*)

The number of employees at December 31, 2005 is compared both with the adjusted number of employees at December 31, 2004 (which consider as discontinued operations / assets held for sale the same companies considered as such at December 31, 2005, namely: the Finsiel Group, Corporacion Digitel, the Entel Chile group, TIM Hellas, TIM Perù and Gruppo Buffetti) and with the historical number of employees at December 31, 2004 (which consider as discontinued operations / assets held for sale the Finsiel Group and Corporacion Digitel).

(1)	Includes TIM Hellas, TIM Perù and Corporacion Digitel.

(2)	Includes the Gruppo Buffetti.

(3)	Adjustments and eliminations relating to the operating income include, among other things:

-

2005:    the gains on the sale of TIM Hellas (€410 million, net of the related incidental charges) and TIM Perù (€120 million, net of the related incidental charges), as well as other losses and incidental charges relating to the sale of the Entel Chile group, the Finsiel Group and Gruppo Buffetti, for a total of €24 million;

-	2004: the adjustment of the estimated selling price of the Entel Chile group (a loss of €177 million) and the Finsiel group (a loss of €28 million).

5.5.5    YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

In 2005, our consolidated net income was €3,216 million (net income of €3,690 million before minority interests), compared to consolidated net income of €1,815 million (net income of €2,834 million before minority interests) in 2004.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

The increase of €1,401 million in 2005 was principally due to the following factors:

•	a higher share of earnings of equity investments accounted for using the equity method (€28 million);

•

lower financial expenses, net of financial income (€5 million). In particular, in 2005, financial income included the release to the statement of operations of a portion of reserves recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA I.H.A.S., our interest in mobile operations in Turkey, since the risk had ceased with the cancellation of the same guarantees (€423 million), partially offset by higher financial expenses due to the increase in indebtedness connected with the tender offer for TIM shares and lower capital gains from the management of equity investments (€418 million);

•	lower income taxes (€259 million);

•

higher net income from discontinued operations / assets held for sale of €668 million (a net income of €550 million in 2005 compared to a net loss of €118 million in 2004), including, in particular, €410 million relating to the net gain realized on the sale of the entire investment held in TIM Hellas and €120 million relating to the net gain realized on the sale of the entire investment held in TIM Perù; and

•

lower minority interests of €545 million in net income (€474 million in 2005 compared to €1,019 million in 2004), mainly arising from the integration of TIM (tender offer and merger), which led to a full control over the Italian Mobile business.

These factors which increased net income were offset in part by a decrease in operating income of €104 million.

❖	REVENUES

Our consolidated revenues in 2005 were €29,919 million, an increase of €1,627 million or 5.8% compared to €28,292 million in 2004.

Revenues from telecommunications services are shown gross of the portion due to third-party operators of €4,713 million (€4,177 million in 2004).

Foreign revenues amounted to €6,165 million in 2005 (€4,556 million in 2004); 51.1% of the total came from the South America area (44.7% in 2004), principally Brazil.

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Year ended December 31,
	2004(1)(2)			2005(2)
	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Wireline(3)(4)	17,431	15,844	56.0%	17,802	16,348	54.6%
Mobile	11,712	11,457	40.5%	12,963	12,672	42.4%
Media(3)	168	165	0.6%	180	176	0.6%
Olivetti(5)	590	536	1.9%	452	400	1.3%
Other Activities(4)(6)	1,635	290	1.0%	1,680	323	1.1%

Total revenues	31,536	28,292	100.0%	33,077	29,919	100.0%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(3)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Nuova Tin.it and Matrix); as a result, revenues from the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

(4)

Revenues related to the operating activity IT Group are included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom with Telecom Italia which took place at the end of 2004.

(5)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A..

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

(6)

Other activities consist of the Central Functions (Group Functions and Service Units) and the foreign operations not included in other business units (the consolidated subsidiary Entel Bolivia group, the associates Telecom Argentina group and Brasil Telecom). For further details on Other Activities please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 Other Telecom Italia Group Activities”.

The table below sets forth, for the periods indicated, revenues by geographic area and the percentage of total consolidated revenues:

	Year ended December 31,
Geographic area	2004		2005
	(millions of Euro, except percentages)
Italy	23,736	83.9%	23,754	79.4%
Rest of Europe	1,746	6.2%	2,265	7.6%
North America	398	1.4%	374	1.2%
Central and South America	2,036	7.2%	3,147	10.5%
Australia, Africa and Asia	376	1.3%	379	1.3%

Total consolidated revenues	28,292	100.0%	29,919	100.0%

❖	OTHER INCOME

Other income amounted to €678 million, a decrease of €421 million compared to 2004. Details are as follows:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Compensation for late payment of regulated telephone services	85	107
Release of reserves and other liabilities	162	228
Recovery of costs of personnel and services rendered	35	35
Capital grants	52	39
Damage compensation and recovery	18	20
Grants related to income	12	8
Income from release of prior year TLC operating fee	546	—
Other income	189	241

Total	1,099	678

In particular the decrease in Other income was principally due to the fact that the 2004 statement of operations benefited from €546 million relating to the release of the TLC license fee paid by Telecom Italia and TIM for the year 1999, following the ruling by the TAR of Lazio Regional Administrative Court on January 4, 2005. For further details please see “Note 25—Commitments and potential liabilities” of the Notes to the Consolidated Financial Statements included elsewhere herein.

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Year ended December 31,
	2004		2005
	(millions of Euro, except percentages)
Purchases of materials and external services	11,812	41.8%	12,937	43.2%
Personnel costs	3,852	13.6%	4,142	13.9%
Other operating expenses	1,603	5.7%	1,468	4.9%
Changes in inventories	(27)	(0.1)%	4	—
Capitalized internal construction costs	(713)	(2.5)%	(471)	(1.6)%
Depreciation and amortization	4,808	17.0%	5,232	17.5%
Gains/losses on disposals of non-current assets	9	—	(242)	(0.8)%
Impairment losses/reversals on non-current assets	444	1.5%	28	0.1%

Total operating expenses	21,788	77.0%	23,098	77.2%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Our operating expenses increased by €1,310 million in 2005 compared to 2004 and are detailed as follows:

•

Purchases of materials and external services increased by €1,125 million (or 9.5%), from €11,812 million in 2004 to €12,937 million in 2005; the percentage of purchases of materials and external services to revenues was 43.2% (41.8% in 2004).

Purchases of materials and external services included:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Purchases of materials and merchandise for resale	(A)	2,203	2,506

Costs of services:
- Revenues due to other TLC operators		4,177	4,713
- Commissions, sales commissions and other selling expenses		1,006	1,263
- Advertising and promotion expenses		504	593
- Professional consulting and services		609	546
- Utilities		244	308
- Other service expenses		2,121	1,904

	(B)	8,661	9,327

Lease and rental costs:
- Property lease rents		624	641
- TLC circuit lease rents and rents for use of satellite systems		154	274
- Other lease and rental costs		170	189

	(C)	948	1,104

Total purchases of materials and external services	(A+B+C)	11,812	12,937

The principal reasons for the increase were:

•

Purchases of materials and merchandise for resale increased by €303 million, from €2,203 million in 2004 to €2,506 million in 2005. This increase was attributable to, among other things, sales of 3G handsets as the UMTS services were more broadly offered in 2005, as well as to innovative terminals (Aladino cordless phones and phones for videocommunication);

•	Revenues due to other TLC operators increased by €536 million, from €4,177 million in 2004 to €4,713 million in 2005, mainly as a result of the increase of the related revenues;

•

Commissions, sales commissions and other selling expenses increased by €257 million, from €1,006 million in 2004 to €1,263 million in 2005, principally as a result of the increase in mobile customers in 2005.

•

Personnel costs increased by €290 million (or 7.5%), from €3,852 million in 2004 to €4,142 million in 2005. Such increase was principally due to charges for mobility agreements pursuant to Law no. 223/1991 and to the extraordinary executives termination benefit plan totalling €273 million; excluding these charges personnel costs would have increased by 0.4%. The percentage of personnel costs to revenues was 13.8% in 2005 compared to 13.6% in 2004.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Personnel costs are detailed as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Personnel costs at payroll:
- Wages and salaries		2,566	2,577
- Social security contributions		803	807
- Employee severance indemnities		183	168
- Pensions and similar obligations (Defined benefit plans)		4	2
- Other employee-related costs		59	85

	(A)	3,615	3,639

Temporary labour costs	(B)	38	52

Miscellaneous expenses for personnel and for other labour-related services rendered:
- Remuneration of personnel other than employees		17	18
- Costs and provision charges for termination benefit incentives		182	151
- Charges related to mobility agreements pursuant to Law No. 223/1991 and to the extraordinary executives termination benefit plan		—	273
- Other		—	9

	(C)	199	451

Total personnel costs	(A+B+C)	3,852	4,142

The Group’s average equivalent number of employees in 2005 was 79,869 units (excluding employees related to discontinued operations/assets held for sale and including temporary employees) compared to 79,602 units in 2004. The breakdown by category is as follows:

	Year ended December 31,
	2004	2005
	(Units)
Executives	1,592	1,541
Middle management	4,597	4,744
White collars	70,540	70,375
Blue collars	920	722

Total employees at payroll	77,649	77,382
Temporary employees	1,953	2,487

Total employees	79,602	79,869

•	Other operating expenses decreased by €135 million (or 8.4%), from €1,603 million in 2004 to €1,468 million in 2005. Such operating expenses consist of the following:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Impairment and provision for bad debts	498	521
Provisions to reserves for risks and future charges	289	71
TLC operating fees	114	181
Taxes on revenues of South American companies	112	178
Duties and indirect taxes	153	141
Association fees and dues	18	19
Other expenses	419	357

Total other operating expenses	1,603	1,468

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

The decrease in Other operating expenses was mainly due to the reduction in Provisions to reserves for risks (€289 million in 2004 and €71 million in 2005) and future charges which in 2004 included the provision of €152 million recorded against the fine levied by the Antitrust Authority for the alleged abuse of a dominant position in the market (for further details please see “Note 25—Commitments and Potential Liabilities” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

•

Capitalized internal construction costs include sales of equipment, installations and services at market prices by Group companies, principally to Telecom Italia and Mobile Italy. These costs decreased by €242 million (or 33.9%), from €713 million in 2004 to €471 million in 2005, and consist of the following:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Intra-group revenues for the sale of:
– Intangible assets with a finite life		49	105
– Tangible assets		18	29

	(A)	67	134

Capitalized internal construction costs on:
– Intangible assets with a finite life		473	182
– Property, plant and equipment owned		173	155

	(B)	646	337

Total capitalized internal construction costs	(A+B)	713	471

The reduction in 2005 when compared to 2004 was due to the use of a different accounting method. In 2004, the external costs relating to contracts that had to be capitalized were recorded in the statement of operations, whereas, in 2005, such costs were booked directly to the capital asset account.

•

Depreciation and amortization increased by €424 million (or 8.8%), from €4,808 million in 2004 to €5,232 million in 2005; the percentage of depreciation and amortization to revenues was 17.5% (17.0% in 2004). Such increase was in part due to the higher levels of amortizable assets (in particular Industrial patents and intellectual property rights) also as a result of the higher investments made in 2004 and 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Depreciation and amortization are detailed as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Amortization of Intangible assets with a finite life:
– Industrial patents and intellectual property rights		1,106	1,414
– Concessions, licenses, trademarks and similar rights		224	253
– Other intangible assets		16	17

	(A)	1,346	1,684

Depreciation of Tangible assets owned:
– Civil and industrial buildings		103	103
– Plant and equipment		2,869	2,910
– Manufacturing and distribution equipments		27	31
– Aircrafts and ships		12	9
– Other assets		313	363

	(B)	3,324	3,416

Depreciation of Tangible assets held under finance lease:
– Civil and industrial buildings		93	93
– Plant and equipment		—	1
– Aircrafts and ships		4	4
– Other assets		41	34

	(C)	138	132

Total depreciation and amortization	(A+B+C)	4,808	5,232

•

Gains/losses on disposals of non-current assets changed from a net loss of €9 million in 2004 to a net gain of €242 million in 2005. In particular, in 2005, such item included the gains of €264 million relating to certain real estate transactions carried out by the Group with closed-end real estate funds “Raissa” and “Spazio Industriale”. Such transactions were executed as part of the Group’s continuing real estate disposal program.

•

Impairment losses decreased by €416 million (or 93.7%), from a loss of €444 million in 2004 to a loss of €28 million in 2005. In 2004, such item included €282 million related to the De Agostini transaction for the purchase of 40% of Finanziaria Web, as well as provisions and impairment losses on intangible and tangible assets (€162 million).

❖	OPERATING INCOME

Operating income decreased from €7,603 million in 2004 to €7,499 million in 2005, a 1.4% decrease. As a percentage of revenues, operating income was 25.1% in 2005 (26.9% in 2004).

❖	SHARE OF EARNINGS OF EQUITY INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The Share of earnings of equity investments accounted for using the equity method was a positive €23 million (negative €5 million in 2004).

This item includes:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Avea I.H.A.S.	—	(122)
ETECSA	(6)	45
Solpart Partecipaçoes S.A.	—	94
Sofora Telecomunicaciones S.A.	—	16
Others	1	(10)

Total share of earnings of equity investments accounted for using the equity method	(5)	23

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

In particular:

•

€94 million relates to restoring the equity method of accounting for the investment in Solpart Partecipaçoes through which Telecom Italia holds its interest in Brasil Telecom. Following the agreements signed on April 28, 2005, Telecom Italia reinstated its governance rights in Solpart Participaçoes, temporarily suspended from August 2002, resuming its role in the management of the company;

•

€16 million relating to Sofora Telecomunicaciones, the company through which Telecom Italia holds its interest in Telecom Argentina, mainly due to the significant result achieved by Telecom Argentina at the conclusion of the debt restructuring plan (at the end of August 2005) and following the positive effect on shareholder’s equity. The debt restructuring followed Telecom Argentina’s default on its obligations in 2001 on account of the monetary crisis in Argentina;

•

the loss of €122 million relating to Avea I.H.A.S. (the group’s mobile operations in Turkey) relates to the Group’s share of the loss for 2005 of such associate. In 2004, the share of the loss had not been recognized as the investment was carried at zero value; and

•

€45 million relates to the Group’s share of income for 2005 of ETECSA (the operator of the Cuban telecommunications system); during 2004, the positive adjustment to ETECSA’s equity was more than offset by the impairment of goodwill.

For further details about the above mentioned equity investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.2 Mobile—Other Investments”, “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 Other Telecom Italia Group Activities”, and “Note 9—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	FINANCIAL INCOME AND EXPENSES, NET

Total financial income and expenses showed a net expense balance of €1,987 million (a net expense balance of €1,992 million in 2004), representing an improvement of €5 million compared to 2004. Such reduction was mainly due to:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Financial income	2,205	3,144
Financial expenses	(4,197)	(5,131)

Total financial income and expenses, net	(1,992)	(1,987)

Financial income mainly consisted of:

•	income from equity investments amounting to €95 million in 2005 (€212 million in 2004); the decrease of €117 million was mainly due to the lower gains on the sale of equity investments;

•	other financial income amounting to €2,001 million in 2005 (€1,197 million in 2004), that increased of €804 million mainly as a result of:

•

the release of reserves for €423 million recorded in respect of guarantees issued to certain banks which had financed the Turkish associate Avea, since there was no longer a risk following the cancellation of the guarantees;

•	foreign exchange gains which increased by €223 million compared to 2004 (from €312 million in 2004 to €535 million in 2005);

•	income from fair value hedge derivatives that increased by €175 million compared to 2004 (from €290 million in 2004 to €465 million in 2005);

•

positive fair value adjustments related to fair value hedge derivatives, underlying financial assets and liabilities of fair value hedges and non-hedging derivative financial instruments that increased in total by €277 million compared to 2004 (from €768 million in 2004 to €1,045 million in 2005).

For further details about Financial income please see “Note 35—Financial income” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Financial expenses mainly consisted of:

•	interest expense and other borrowing costs amounted to €3,972 million in 2005 (€3,322 million in 2004), an increase of €650 million mainly as a result of:

•

interest expense to banks which increased by €251 million compared to 2004 (from €45 million in 2004 to €296 million in 2005), mainly relating to the credit facilities for the financing of the tender offer on TIM shares and other purchases on the market which had an impact in terms of both increased debt levels and lower liquidity as certain cash resources were used to retire some of this debt early;

•	foreign exchange losses which increased by €103 million compared to 2004 (from €330 million in 2004 to €433 million in 2005);

•	charges from fair value hedge derivatives that increased by €112 million compared to 2004 (from €152 million in 2004 to €264 million in 2005);

•

negative fair value adjustments related to fair value hedge derivatives, underlying financial assets and liabilities of fair value hedges and non-hedging derivative financial instruments that increased in total by €364 million compared to 2004 (from €771 million in 2004 to €1,135 million in 2005).

For further details about Financial expenses please see “Note 36—Financial expenses” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	NET INCOME FROM CONTINUING OPERATIONS

Net income from continuing operations increased by €188 million (or 6.4%), from €2,952 million in 2004 to €3,140 million in 2005. Although income from continuing operations before taxes decreased by €71 million (from €5,606 million in 2004 to €5,535 million in 2005), such increase was attributable to the €259 million decrease in income taxes due, in addition to the lower taxable income, to the realignment made by Tim Italia, in its statutory financial statements with the tax figures, the latter being lower as a result of accelerated depreciation and the amortization of the UMTS license on which tax interference had already been eliminated in 2004 financial statements of TIM S.p.A.. This realignment led to a provision for substitutional tax of €43 million and the reduction in the reserve for deferred taxes of €135 million.

❖	NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Net income (loss) from discontinued operations/assets held for sale amounted to €550 million in 2005 (a net loss of €118 million in 2004) and included:

•

gain on the sale of TIM Hellas (€410 million, net of related ancillary charges) and TIM Perù (€120 million, net of related ancillary charges), and other losses and ancillary expenses for the sale of the Entel Chile group, Finsiel group and Gruppo Buffetti for a total amount of €24 million. During 2004, net loss from discontinued operations/assets held for sale included: the impairment loss on the goodwill related to Entel Chile (€177 million), the provision related to Finsiel for the adjustment to the estimated sale price (€28 million) and other provisions related to companies held for sale (mainly Entel Chile group, €14 million);

•	net income of the Entel Chile group of €26 million, referring only to the first three months of 2005 (net income of €49 million in 2004);

•	net loss of the Finsiel group of €11 million, referring only to the first six months of 2005 (net loss of €7 million in 2004);

•	net income of TIM Hellas of €11 million, referring only to the first five months of 2005 (net income of €82 million in 2004);

•	net loss of TIM Perù of €3 million, referring only to the first seven months of 2005 (net loss of €17 million in 2004);

•	net income of Gruppo Buffetti of €1 million (unchanged compared to 2004);

•	net income of Corporacion Digitel of €20 million (net loss of €7 million in 2004).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

❖	NET INCOME

Net income increased by €856 million (or 30.2%), from €2,834 million in 2004 to €3,690 million in 2005. Such increase was principally due to lower income taxes on income from continuing operations (€259 million), as well as the increase of Net income from Discontinued operations / Assets held for sale (€668 million).

Net income attributable to Minority interests was €474 million in 2005 (€1,019 million in 2004), while net income attributable to the Group was €3,216 million in 2005 (€1,815 million in 2004). The main reason for the lower amount attributable to minority interests was the acquisition by Telecom Italia of the minority interests in TIM.

5.5.6    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2004.

❖	WIRELINE

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
Wireline	2004(1)	2005(2)
	(millions of Euro, except percentages and employees)
Gross revenues	17,431	17,802

Operating income	4,756	4,566

% of gross revenues	27.3	25.6

Number of employees at year-end	54,090	55,990

(1)	The data relating to 2004 have been reclassified and presented consistent with the 2005 presentation.

(2)	The data include those of the Internet activities (Tin.it and Matrix) acquired from Telecom Italia Media on June 1, 2005 as well as the IT Telecom activities that were transferred in part to Wireline.

The following table sets forth, for the periods indicated, certain statistical data for Wireline.

	Year ended December 31,
	2004	2005
Subscription and Customers:
Subscriber fixed-lines at year-end in Italy (thousands)(1)	25,957	25,049
Subscriber fixed-line growth per annum in Italy (%)	(2.4)	(3.5)
ISDN equivalent lines at year-end in Italy (thousands)(2)	5,805	5,459
Broadband Access(3):
• in Italy (thousands)	4,010	5,707
• in Europe (thousands)	420	1,313
Voice Offers in Italy—(thousands)(4)	5,883	6,392
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billions of minutes)	192.0	185.1
of which:
National(5)	179.1	171.3
International(6)	12.9	13.8
Retail Traffic(7):
Average minutes of use per fixed-line subscriber in Italy during period(8)	3,935	3,722
of which:
Local traffic during period (in average minutes)(9)	2,749	2,530
Long distance traffic during period (domestic and international) (in average minutes)	1,186	1,192

(1)	Data include multiple lines for ISDN and excludes internal lines.

(2)	Data exclude internal lines.

(3)	Number of contracts.

(4)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(5)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic. Data exclude the traffic of Tin.it and Matrix.

(6)	Data include international retail outgoing traffic and total international wholesale traffic.

(7)	Retail traffic consists of traffic from Telecom Italia customers for local calls, long distance national and international calls and calls to mobile phones.

(8)	Includes total retail fixed outgoing traffic (including international outgoing traffic and fixed outgoing traffic to the mobile networks).

(9)	Includes district and Internet dial-up traffic.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

Gross Revenues increased by €371 million, or 2.1%, from €17,431 million in 2004 to €17,802 million in 2005.

This positive performance was achieved largely as the result of the success of efforts to develop the Broadband market and innovative services, particularly Web services, and to further develop the European Broadband Project, together with efforts to defend the core Wireline market for telephone services and enhance the range of wholesale services.

Wireline tracks revenues in the following business areas: Retail Telephone, Retail Internet, Data Business, European Broadband Project and Wholesale Services.

•

Retail Telephone.    Revenues from Retail Telephone were €10,095 million in 2005, a decrease of €496 million, or 4.7% from €10,591 million in 2004. Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN). Retail Telephone revenues consist mainly of traffic revenues, fee revenues and sales revenues: traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance; sales revenues are related to sales of equipment (telephones).

This business area was marked by a decrease in traffic revenues due to the migration of volumes to the mobile network, partly due to competitive on-net rates (mobile to mobile calls between customers of the same operator), countered by the continuous growth of Value-Added Services (VAS) and the rapid spread of innovative handsets.

The Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, such as strategies designed to retain customers, minimize the impact of tariff reductions, develop traffic and value added services usage through innovative handsets.

The strategy of building customer loyalty continues to be the primary aim of the marketing strategy: through the Teleconomy and Hellò offers and packages for traffic calls, the Wireline Business Unit continued to focus on retention and loyalty policies, specifically for the mass market. Selective marketing strategies have also been adopted for high value customers; Flat Voice Offers (Teleconomy offers and other business customized offers) had approximately 6.3 million users at the end of 2005 compared to 5.9 million users at the end of 2004.

Innovative handsets (Aladino cordless phones and phones for videocommunication) are the main targets in the commercial structures: Aladino cordless phones provide users with an increasing variety of functions that can support innovative services; videocommunication phones are specifically set for video calls. During 2005, the Wireline Business Unit sold or leased approximately 2,260,000 innovative handsets (during 2004 approximately 1,555,000 units were sold or leased).

•

Retail Internet.    Revenues from Retail Internet were €1,197 million in 2005, an increase of €176 million, or 17.2% from €1,021 million in 2004. Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues. Revenues from ADSL (including revenues from Portal services) were approximately €865 million, increasing strongly by 40% compared to 2004 (€618 million in 2004), mainly due to the larger customer base and traffic. Revenues from Internet dial-up traffic decreased from €403 million in 2004 to €332 million in 2005 due to migration to Internet connections using broadband access.

•

Data Business.    Revenues from Data Business (Data services, Leased Lines for retail customers, Value added services related to Data and Data Equipment) were €2,107 million in 2005, an increase of €125 million, or 6.3% from €1,982 million in 2004. Data services consist primarily of data transmission and network services for business customers. Leased lines are trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission. Revenues from data services are included primarily in fixed subscription and connection fees.

The growth in services revenues was driven mainly by value added services (web services, outsourcing and security services) and by innovative data services: VAS increased by 25.3% in 2005 compared to 2004 (€550

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

million in 2005 and €439 million in 2004); innovative data services increased by 15.7% in 2005 compared to 2004 (€723 million in 2005 and €625 million in 2004).

Revenues from traditional Data services (data transmission using data packet technology) and leased lines decreased from €620 million in 2004 to €553 million in 2005 (a decrease of 10.8%), mainly due to customer migration to broadband services and repricing.

Revenue from Data equipment decreased to €281 million in 2005 from €298 million in 2004 (a decrease of 5.7%).

•

European Broadband Project.    Revenues from the European Broadband Project (France, Germany and The Netherlands) were €566 million in 2005 an increase of 109.6% compared to 2004. The European Broadband Project was given a further boost in growth by the purchase of Liberty Surf Group in France on May 31, 2005. Wireline’s overall portfolio of European broadband customers at December 31, 2005 is 1,313 thousands (an increase of 893 thousands compared to 2004), while total customers, including narrow-band, were 1,791 thousands.

•

Wholesale Services.    Revenues from Wholesale Services were €3,525 million in 2005, an increase of €336 million, or 10.5% compared to 2004 (€3,189 million in 2004). Wholesale Services consist of national and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits); broadband access (ADSL and XDSL access), and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from International Wholesale services increased by €240 million (or 18%) due to significant volumes of traffic carried to other operators, while revenues from Domestic Wholesale services increased by €96 million (or 5.1%) due to continued growth in Data offers, especially broadband, and LLU services.

In 2005 total Wireline traffic revenues decreased from €7,995 million in 2004 to €7,835 million due to a reduction of €427 million attributable to retail traffic, partly offset by an increase of €267 million attributable to wholesale traffic. The decrease in retail traffic revenues was a result of:

•

commercial policies aimed at customer retention with offers (mainly Teleconomy) which provide discounted tariffs with a monthly fee; such effect was partly offset by growth in Value Added Services and ADSL traffic, boosted by the success of Alice offers (ADSL access for mass market) that is now replacing traditional Internet traffic (Internet dial-up traffic); and

•	a fall in traditional traffic (Voice and Internet dial-up traffic) due to continued price reductions and volume losses pushed by competition and migration of traffic to the mobile networks.

Revenues from wholesale domestic traffic increased mainly due to transit traffic carried for other operators due to higher prices charged to some important OLOs for call termination; revenues from international wholesale traffic increased as well due to growth in traffic volumes, especially in traffic carried.

The number of subscriber fixed lines in Italy decreased by 3.5% to approximately 25.0 million as of December 31, 2005 (approximately 26.0 million as of December 31, 2004), representing a telecommunications density (fixed line subscribers to total population of Italy) of approximately 45% at December 31, 2005. The decrease in fixed lines is due to the substitution of fixed lines with mobile lines and the replacement of ISDN lines with ADSL lines. Such decrease takes into account the number of ISDN lines (approximately 5.5 million lines at the end of 2005 compared to approximately 5.8 million lines at the end of 2004). Lines include approximately 17 million residential lines (including multiple lines for ISDN), approximately 7.8 million business lines (including multiple lines for ISDN), and approximately 191,000 public telephones lines (including ISDN equivalent lines).

As of December 31, 2005, Wireline had contracts in Italy for approximately 5.7 million broadband points of access (approximately 4.0 million at the end of 2004) with approximately 890,000 wholesale points of access (599,000 at the end of 2004) and approximately 4.8 million retail market points of access (approximately 3.4 million at the

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

end of 2004). The growth is attributable to the success of various tariff structures geared to the Mass Market (Alice) and to business customers. As of December 31, 2005, Wireline had approximately 1.3 million contracts for broadband access outside of Italy (420,000 as of December 31, 2004).

The contribution of the Wireline Business Unit to our consolidated revenues amounted to €15,844 million in 2004 and €16,348 million in 2005.

Operating income decreased by €190 million, or 4.0%, from €4,756 million in 2004 to €4,566 million in 2005, and was negatively impacted, among other things, by an increase in depreciation and amortization charges mainly as a result of the increase in capital expenditures for the European Broadband Project.

Operating margin decreased to 25.6% in 2005 compared to 27.3% in 2004.

❖	MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Mobile.

	Year ended December 31,
Mobile	2004	2005
	(millions of Euro, except percentage and employees)
Gross revenues	11,712	12,963

Operating income	3,850	3,661

% of gross revenues	32.9	28.2

Number of employees at year-end	18,743	20,767

The following table sets forth, for the periods indicated, certain Domestic Mobile statistical data.

	Year ended December 31,
	2004	2005
Mobile lines in Italy at period-end (thousands)(1)	26,259	28,576
Mobile lines growth per annum in Italy (%)	0.7	8.8
Average revenue per mobile line per month (€)(2)	29.9	29.3
Cellular penetration at year-end (Italian Mobile customers per 100 inhabitants)(%)	45.5	49.1
Cellular market penetration at year-end (Italian Mobile customers for the entire market per 100 inhabitants)(%)	109.0	123.5
Total Mobile outgoing traffic per month, in Italy (millions of minutes)	2,211	2,314

(1)	Includes lines of TACS, GSM and UMTS services, including Prepaid Customers, and excludes “silent” lines.
(2)	Including Prepaid Card revenues and non—TIM customer traffic revenues and excluding equipment sales.

Gross revenues increased by €1,251 million, or 10.7%, from €11,712 million in 2004 to €12,963 million in 2005.

Excluding the positive effect of changes in exchange rates (€486 million), growth was 6.3% (€765 million); such increase was primarily due to the positive growth of operations of the TIM Brasil group (an increase of €616 million or 34.2%) and the confirmation of the good trend on the domestic mobile market (an increase of €153 million).

The contribution of the Mobile Business Unit to our consolidated revenues was €11,457 million in 2004 and €12,672 million in 2005.

Operating income decreased by €189 million, or 4.9%, from €3,850 million in 2004 to €3,661 million in 2005.

Operating margin decreased from 32.9% in 2004 to 28.2% in 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

The decline in operating income was mainly attributable to certain increased costs, including:

•	purchases of materials and external services of €6,337 million in 2005, an increase of 12.2% compared to 2004 (€5,650 million). The ratio of such purchases to revenues was 48.9% (48.2% in 2004);

•

personnel costs were €708 million in 2005 an increase of 12.2% compared to 2004 (€631 million); they included €28 million for non-employee staff (€25 million in 2004). The increase in personnel costs was principally due to higher average number of employees, as well as restructuring costs (€33 million). The percentage of personnel costs to revenues was 5.5% in 2005 (5.4% in 2004);

•

other operating expenses were €640 million in 2005 (€430 million in 2004) and included miscellaneous expenses (€466 million), which were mainly attributable to indirect taxes of the Brazilian subsidiaries, impairments and losses on receivables (€150 million) and other items (€25 million);

•

depreciation and amortization charges were €1,870 million in 2005 (€1,550 million in 2004) and increased by €320 million or 20.6% compared to 2004 mainly due to the Brazilian operations (an increase of €265 million). Such increase was due to continuous capital expenditures for the expansion of network infrastructures and to support the business. Depreciation and amortization as a percentage of revenues were 14.4% in 2005 (13.2% in 2004).

Mobile Italy

The following table sets forth, for the periods indicated, certain financial and other data for the Mobile Business Unit in Italy.

	Year ended December 31,
Mobile Italy	2004	2005
	(millions of Euro, except percentages and employees)
Gross revenues	9,923	10,076

Operating income	4,010	3,856

% of gross revenues	40.4	38.3

Number of employees at year-end	11,767	11,720

Gross revenues in 2005 were €10,076 million, an increase of 1.5% over 2004 (€9,923 million). Contributing, in particular, to the increase in revenues was the strong growth in VAS (value-added services), up 15.4% to €1,449 million compared to 2004, due to the continuing innovation of services and the portfolio of plans and packages. The percentage of VAS revenues to total revenues was 14.4% (12.7% in 2004). Revenues of the core business (voice services), amounting to €7,921 million, were adversely affected by the impact of the new termination price list which came into effect in 2005. Excluding this impact, these revenues would have decreased by only 0.1% compared to 2004. A sharp increase was recorded in 2005 for sales of mobile handsets, with sales of €706 million (a 23.9% increase), which was due to the success of the promotional campaign for the third-generation cell phones.

Mobile lines in Italy increased to approximately 28.6 million at December 31, 2005 (including TACS lines), an increase of 8.8% compared to December 31, 2004. Total GSM and UMTS lines increased by 9.4% in 2005, to approximately 28.5 million lines at December 31, 2005, while Mobile Italy’s total TACS lines decreased to 94,000 lines at December 31, 2005, in each case compared to December 31, 2004. TACS service terminated on December 31, 2005. The continuing growth in GSM/UMTS lines was attributable principally to the development of UMTS service offers and the enhanced availability of third generation handsets. The UMTS and GSM TIM Card (a prepaid rechargeable UMTS and GSM card), remained important with approximately 25.3 million lines by December 31, 2005 compared to approximately 23.2 million lines at December 31, 2004. Prepaid lines (GSM/UMTS and TACS) grew by 8.4% in 2005.

At December 31, 2005, Mobile Italy had a market share of approximately 40.0% (including GSM/UMTS and TACS) compared to the approximately 42% at December 31, 2004, and a market share of approximately 39.9% for GSM/UMTS only compared to 41.4% in 2004. The overall market grew by 13.2% in 2005 from approximately

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

63.2 million mobile lines at the end of 2004 to 71.5 million mobile lines at the end of 2005. The aggregate number of customers at December 31, 2005 for Mobile Italy’s analog and GSM/UMTS services represented a penetration rate of 49.1% compared to 45.5% at December 31, 2004. In 2005, Mobile Italy had a 29.0% market share of net additional GSM/UMTS lines, corresponding to 2.4 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.6 million for Wind and the remaining 2.8 million attributable to H3G(3).

In 2005, Mobile Italy traffic volumes increased by 3.3% in terms of minutes compared to 2004, while Mobile Italy voice services revenues, net of the impact of the new termination price list, decreased by 0.1% in 2005 compared to 2004. The average monthly revenue per Italian mobile line (ARPU) (which includes traffic and VAS revenues) decreased from approximately €29.9 in 2004 to €29.3 in 2005 (including service revenues from non TIM customers).

Mobile Italy revenues from equipment sales increased by 23.9% in 2005 compared to 2004 (€706 million against €570 million in 2004). In particular handset volumes increased by 26% due to the summer and Christmas campaigns and the launch of EDGE/UMTS services.

Mobile Italy subscription fees decreased by 24.4% in 2005 compared to 2004 (€99 million in 2005 against €131 million in 2004) due to a change in contractual conditions, in order to reach a rebalancing among subscription fees and tariffs.

Due to increasing competition on the Italian market Mobile Italy’s churn rate increased to 1.4% per month in 2005 compared to 2004. The churn rate represents the number of domestic Mobile customers whose service was discontinued during that period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number calculated on an annual base of customers during that period. The monthly churn rate is calculated by dividing the annual rate by 12.

Operating income decreased by €154 million, or 3.8%, from €4,010 million in 2004 to €3,856 million in 2005. Such decrease reflected the significant increase in depreciation and amortization charges due to recent investments for the development of third-generation network infrastructures and to support the evolution of plans and packages for new services.

Operating margin decreased to 38.3% in 2005 compared to 40.4% in 2004.

Brazil

The following table sets forth, for the periods indicated, certain financial and other data for the Mobile Business Unit in Brazil.

	Year ended December 31,
Mobile Brazil	2004	2005
	(millions of Euro, except percentages and employees)
Gross revenues	1,798	2,900

Operating loss	(129)	(190)

% of gross revenues	(7.2)	(6.5)

Number of employees at year-end	6,939	9,043

Gross revenues were €2,900 million in 2005 compared to €1,798 million in 2004, an increase of €1,102 million, or 61.3%. The increase was due to the growth in the customer base, the contribution made by value-added services (which rose from 3.2% of revenues in 2004 to 5% in 2005) and revenues from voice traffic.

The TIM Brasil group, the sole operator to have nationwide coverage, is the market leader in the GSM market with 16.6 million mobile lines at December 31, 2005 (an increase of 88.7% compared to December 31, 2004). Total mobile lines at December 31, 2005 were 20.2 million—of which more than 82.3% use GSM technology. This was an increase of 6.6 million lines since the beginning of the year (an increase of 48.4%). The TIM Brasil group, with a

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

market share of 23.4%, ranks second nationally in terms of the number of customers and is the leader for additional market share (32.0% market share of net additions).

Operating loss in 2005 was €190 million compared to €129 million in 2004, an increase of €61 million. The increased loss was due to the increase in depreciation and amortization mainly related to the capital expenditures for the development of network infrastructures and information systems consistent with the significant growth in the business.

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
Media	2004	2005
	(millions of Euro, except percentage and employees)
Gross revenues	168	180

Operating loss	(93)	(130)

% of gross revenues	(55.4)	(72.2)

Number of employees at year-end	1,077	886

Gross revenues increased by €12 million, or 7.1%, from €168 million in 2004 to €180 million in 2005. Excluding the impact of the change in the scope of consolidation (with reference to GPP Group, Televoice and Databank) equal to €24 million in 2004, as well as the start-up activities relating to the Digital Terrestrial Television of La7 (sales of pay-per-view events and smart cards) equal to €12 million in 2005, growth was €24 million, or 16.7%, from €144 million in 2004 to €168 million in 2005. In particular:

•

revenues from the Television business area, including revenues for Digital Terrestrial Television, increased by €35 million, or 25.4%, from €138 million in 2004 to €173 million in 2005, confirming the editorial success of the program schedule of the two TV networks. In detail:

•	revenues from La7 Televisioni, increased by 40.3%, from €62 million in 2004 to €87 million in 2005; and

•	revenues from MTV, increased by 16.2%, from €80 million in 2004 to €93 million in 2005;

•	revenues from the News area, equal to €7 million in 2005 and €5 million in 2004, increased by €2 million, or 40%.

The contribution of the Media Business Unit to our consolidated revenues amounted to €176 million in 2005 and €165 million in 2004.

Operating loss increased by €37 million (a loss of €130 million in 2005 compared to a loss of €93 million in 2004). Such increase was principally due to the Television area where losses increased by €41 million, from a loss of €60 million in 2004 to a loss of €101 million in 2005, mainly due to higher costs incurred for digital terrestrial testing during 2005. Moreover, operating profit was affected by higher costs and investments in “content” required to support audience growth.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Two Years Ended December 31, 2005

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
Olivetti(1)	2004	2005
	(millions of Euro, except percentage and employees)
Gross revenues	590	452

Operating income (loss)	17	(38)

% of gross revenues	2.9	(8.4)

Number of employees at year-end	2,109	1,750

(1)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

Gross revenues decreased by €138 million, or 23.4%, from €590 million in 2004 to €452 million in 2005. Excluding the negative foreign exchange effects and the impact of the change in the scope of consolidation (with particular reference to the closing of operations in the U.S.A. and Mexico and the sale of Innovis S.p.A. and Cell-Tel S.p.A.) which represented €70 million in revenues, the revenues from the sale of intellectual property to Telecom Italia for €9 million and revenues from the start-up activities relating to the new products of the Office Division for €4 million, revenues decreased by €81 million (or 15.3%). Such decrease, in particular, was due to the decrease from Office Division (a decrease of €56 million), and Gaming and Service Automation & Specialized Printers Products (a decrease of €23 million).

In 2005, gross revenues included €256 million from Office Products, €157 million from Gaming and Service Automation & Specialized Printers Products, €36 million from the sale of intellectual property to Telecom Italia and €3 million related to other activities. Such revenues were distributed as follows: €266 million related to hardware, €101 million to accessories, €85 million to services and other revenues.

The contribution of the Olivetti Business Unit to our consolidated revenues was €400 million in 2005 and €536 million in 2004.

Operating income decreased by €55 million (a loss of €38 million in 2005 compared to an income of €17 million in 2004) principally due to the above mentioned decrease in revenues.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.6    LIQUIDITY AND CAPITAL RESOURCES

5.6.1    LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	2004	2005
	(millions of Euro)
Cash flows generated by operating activities	10,266	9,936
Cash flows used in investing activities	(4,951)	(17,579)
Cash flows generated by (used in) financing activities	(1,714)	8,767
Cash flows generated by (used in) discontinued operations/assets held for sale	(109)	26

Aggregate cash flows (A)	3,492	1,150
Net cash and cash equivalents (*) at the beginning of the year (B)	5,211	8,667
Net effect of foreign currency translation on net cash and cash equivalents (C)	(36)	141

Net cash and cash equivalents (*) at the end of the year (D=A+B+C)	8,667	9,958

(*)	For details please see Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005, in the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows generated by operating activities.    Cash flows generated by operating activities were €9,936 million in 2005, a decrease of €330 million compared to 2004 (€10,266 million). This decrease was primarily attributable to:

•	the decrease in impairment losses on non-current assets (including equity investments) of €443 million (€446 million of losses in 2004 compared to €3 million of losses in 2005);

•	the increase in net realized gains on disposal of non-current assets (including equity investments) of €221 million (a net gain of €106 million in 2004 compared to a net gain of €327 million in 2005);

•	the reduced increase in trade payables of €737 million (an increase of €1,079 million in 2004 compared to an increase of €342 million in 2005);

•	the decrease in share of earnings of equity investments accounted for using the equity method of €28 million (from net earnings of €5 million in 2004 to a net loss of €23 million in 2005);

•	the effect of change in other operating assets/liabilities of €327 million (a negative contribution of €30 million in 2004 compared to a negative contribution of €357 million in 2005).

Such negative effects were largely offset by:

•	an increase of €188 million in net income from continuing operations (income of €2,952 million in 2004 compared to income of €3,140 million in 2005);

•	an increase in depreciation and amortization of €424 million (from €4,808 million in 2004 to €5,232 million in 2005);

•	an additional decrease in deferred tax assets, net, equal to €223 million (a reduction of €1,124 million in 2004 compared to a reduction of €1,347 million in 2005);

•	an additional increase of €294 million in employee severance indemnities and other employee-related reserves (a reduction of €39 million in 2004 compared to an increase of €255 million in 2005);

•	an additional decrease in trade receivables of €278 million (a decrease of €51 million in 2004 compared to a decrease of €329 million in 2005).

Cash flows used in investing activities.    Cash flows used in investing activities were €17,579 million in 2005 and increased by €12,628 million compared to 2004 (€4,951 million) mainly as a result of:

•

capital expenditures that amounted to €5,173 million in 2005, an increase of €171 million (€5,002 million in 2004); in 2005 capital expenditures included €1,785 million for acquisition of intangible assets (€1,882 million in 2004) and €3,388 million for acquisition of tangible assets (€3,120 million in 2004);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

acquisition of equity investments in subsidiaries and businesses, net of cash acquired, that amounted to €390 million in 2005, an increase of €389 million (€1 million in 2004), mainly related to the purchase of the controlling interest in the French company Liberty Surf Group and the acquisitions of Elefante TV and Delta TV;

•

acquisition of other equity investments that increased by €13,677 million in 2005 from €867 million in 2004 to €14,544 million in 2005; such increase was principally due to the consideration paid for the cash tender offer for the TIM shares (€13,804 million) and for further purchases of TIM shares (€28 million) in connection with acquiring the minority interests in TIM held by the public;

•

a net increase in financial receivables and other financial assets of €474 million in 2005 compared to a net decrease of €424 million in 2004, with a total negative effect of €898 million in 2005 cash flows.

Such negative effects were largely offset by:

•

consideration received for the sale of equity investments in subsidiaries, net of cash disposed of, that amounted to €2,052 million in 2005 (€43 million in 2004), and was principally related to the disposals of Entel Chile, TIM Hellas, Finsiel and TIM Perù;

•	consideration received for the sale of tangible, intangible and other non-current assets and capital reimbursements that increased by €498 million.

Cash flows generated by (used in) financing activities.    Cash flows generated by financing activities in 2005 were €8,767 million, compared to cash flows of €1,714 million used in 2004 (an increase of €10,481 million).

Cash flows generated in financing activities in 2005 of €8,767 million reflected mainly the following:

•

an increase in financial liabilities (current and non-current portion included) of €11,153 million, mainly as a result of the additional debt incurred in connection with the cash tender offer for the TIM shares;

•	the consideration received for equity instruments of €102 million;

•	a net decrease in share capital, net of related costs, of €160 million;

•	the payment of dividends to minority shareholders (distribution of reserves included) of €2,328 million.

Cash flows used in financing activities in 2004 of €1,714 million reflected mainly the following:

•	an increase in financial liabilities (current and non-current portion included) of €822 million;

•	the consideration received for equity instruments of €193 million;

•	a net increase in share capital, net of related costs, of €51 million;

•	the payment of dividends to minority shareholders (distribution of reserves included) of €2,780 million.

Cash flows generated by (used in) discontinued operations/assets held for sale.    Cash flows generated by discontinued operations/assets held for sale were €26 million in 2005, compared to cash flows used of €109 million in 2004.

5.6.2    CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “—5.5.2 Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2005, Net Financial Debt was €39,858 million compared to €32,862 million at December 31, 2004 (an increase of €6,996 million). Net Financial Debt included €106 million related to the discontinued operations/assets held for sale as of December 31, 2005 (€104 million as of December 31, 2004).

We are targeting to reduce our net financial debt at year-end 2007 to approximately €33.5 billion. We intend to reach this goal through significant cash flow generation, combined with investments in innovation, and net proceeds from further disposals of non-core assets while at the same time meeting an increase in our dividend policy.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which would cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial target we have established.

Net Financial Debt is detailed in the following table:

	As of December 31,
	2004	2005
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	36,862	40,252
—Finance lease liabilities	1,860	1,894
—Other financial liabilities	3	—

	38,725	42,146

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale
—Financial payables	4,168	9,572
—Finance lease liabilities	227	234
—Other financial liabilities	5	6

	4,400	9,812

Financial debt relating to discontinued operations/assets held for sale	188	143

TOTAL GROSS FINANCIAL DEBT (A)	43,313	52,101

FINANCIAL ASSETS
Non-current financial assets
—Securities other than equity investments	7	8
—Financial receivables and other non-current financial assets	386	988

	393	996

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
—Securities other than equity investments	457	378
—Financial receivables and other current financial assets	662	509
—Cash and cash equivalents	8,855	10,323

	9,974	11,210

Financial assets relating to discontinued operations/assets held for sale	84	37

TOTAL FINANCIAL ASSETS (B)	10,451	12,243

NET FINANCIAL DEBT (A-B)	32,862	39,858

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following chart summarizes the major components which had an impact on the change in Net Financial Debt during 2005 (in millions of Euro):

In particular:

•

the cash out of €13,832 million related to the price paid under the Cash Tender Offer, at the end of January 2005, for the purchase of 2,456,501,605 TIM ordinary shares tendered (equal to approximately 29.0% of TIM ordinary share capital) and 8,463,127 TIM savings shares tendered (equal to approximately 6.4% of TIM savings share capital) and the subsequent purchase of 5,063,893 TIM ordinary and savings shares (equal to approximately 3.8% of TIM savings share capital). Following the above mentioned transactions the stake in TIM increased by 28.7%;

•

other financial investments, equal to €1,102 million, were principally related to the Liberty Surf group acquisition (€259 million, net of the acquired liquidity and including the related transaction costs), financial investments in Turkey (Avea and Oger Telecom, for a total amount of €300 million) and the Telecom Italia Media buy-back for the reorganization of the Internet Business Unit (€148 million), the reorganization of the shareholding in Mediterranean Nautilus group (€135 million), the purchase of Elefante TV and Delta TV business by the Media Business Unit (€128 million) and the ancillary costs linked to the Cash Tender Offer on TIM’s shares (€98 million) and other financial investments (€34 million);

•	capital expenditures, equal to €5,173 million, increased by €171 million compared with 2004; such increase was mainly related to the Wireline Business Unit;

•	the sales of stakes and other disposals, equal to €3,834 million, included:

•

stakes disposals related to Entel Chile group, TIM Hellas, Finsiel, TIM Perù and C-Mobil (including the deconsolidation of the mentioned sold companies) resulted in a financial debt reduction of €2,956 million;

•	disposals of other non current activities for €232 million;

•	disposals linked to the reorganization of the shareholdings in Mediterranean Nautilus group for €78 million; and

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

real estate disposals made by the Group to the closed real estate funds Raissa and Spazio Industriale for €568 million. These disposals were part of the Group’s ongoing program to realize value from its real estate portfolio.

Securitization and factoring arrangements led to an improvement in consolidated Net Financial Debt as of December 31, 2005 of €1,263 million, as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Securitization	—	648
Factoring	278	615

Total	278	1,263

The securitization program as of December 31, 2004, was included as part of the consolidated gross financial debt, while as of December 31, 2005 it has been excluded following the transfer to third parties of the deferred and subordinated purchase price of the securitized receivables (so called Deferred Purchase Price—DPP) and the deconsolidation of the Vehicle (TI Securitization Vehicle S.r.l.).

In particular, Telecom Italia signed with two high standing bank counter-parties a master agreement which provides the terms and conditions of the sale without recourse of the deferred and subordinated purchase price of the assigned receivables related to invoices issued from October 2005 to May 2006 (the last billing period for receivables which will be securitized before the total repayment of the issued securities, due in July 2006).

Gross Financial Debt

On a consolidated basis, at December 31, 2005 our gross financial debt amounted to €52,101 million (€43,313 million at December 31, 2004) and included non-current financial liabilities (long-term debt) of €42,146 million (€38,725 million at December 31, 2004), current financial liabilities (short-term debt) of €9,812 million (€4,400 million at December 31, 2004) and financial debt relating to discontinued operations/assets held for sale of €143 million (€188 million at December 31, 2004).

As of December 31, 2005 approximately 78% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Japanese Yen.

The following table sets out the currency composition of our gross financial debt (excluding discontinued operations/assets held for sale of €143 million):

	As of December 31,
	2005						2004
	Euro	%	Foreign currency	%	Total	%	Total	%
	(millions of Euro, except percentages)
Long-term debt	30,791	76	11,355	97	42,146	81	38,725	90
Short-term debt (including current portion of long-term debt)	9,514	24	298	3	9,812	19	4,400	10

Total gross financial debt	40,305	100	11,653	100	51,958	100	43,125	100

Discontinued operations/assets held for sale					143		188

Total					52,101		43,313

In 2005, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt decreased from 90% to 81%. At December 31, 2005 approximately 34% of the long-term debt (including current portion) carried a floating rate.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we issue long-term debt in the capital markets under, among others, the Telecom Italia Euro Medium Term Note Programme (“EMTN”), the Olivetti EMTN Programme, the Old Telecom Italia Global Medium-Term Notes Program (“Global Note Program”) and the Telecom Italia Capital Form F-3 Registration Statement, the net proceeds of which have been used to repay short-term debt.

With regard to the gross financial debt the following should be noted:

•

on January 28, 2005, Telecom Italia S.p.A. paid €13,804 million in connection with the Cash Tender Offer for TIM shares as follows: €11,300 million was drawn from the €12 billion Term Loan Facility (divided into three tranches), granted on December 8, 2004 by a pool of Italian and international banks (€700 million unused of Tranche A was cancelled), and €2,504 million was paid with Telecom Italia’s own funds. On February 11, 2005 Tranche A was repaid in advance with cash from operating activities and cancelled. After such date, a total amount of €9 billion remained outstanding under the Facility divided into two tranches: €6 billion maturing in 36 months (Tranche B) and €3 billion maturing in 60 months (Tranche C). On August 1, 2005 a partial re-financing as well as an amendment to the Term Loan were concluded. In particular, Tranche B of this loan, equal to €6 billion and maturing in January 2008, was converted into a New Revolving loan for the same amount and with an extension of its maturity to 2012, with more favorable conditions. Tranche C, equal to €3 billion and maturing on January 2010, was amended to significantly reduce its spread, in order to reflect the new and more favorable conditions in the syndicated loan market. On October 20, 2005, €1.5 billion of the €6 billion New Revolving Facility maturing 2012 was repaid through the use of Telecom Italia’s own funds (therefore €4.5 billion remained drawn under the New Revolving Facility). Following such repayment, €1.5 billion of the committed bank lines of credit relating to the €6.5 billion Revolving Facility maturing 2007 were cancelled. Therefore, a total amount of €6.5 billion remained outstanding and unused as committed bank lines of credit (€1.5 billion under the New Revolving Facility maturing 2012 and €5 billion under the Revolving Facility maturing 2007).

•	With regard to notes and bonds (including convertible and exchangeable notes and bonds), the following transactions during the year ended December 31, 2005 should be noted:

•	Telecom Italia S.p.A. issued three new series of notes under its €10 billion Euro Medium Term Note Programme:

•	on March 17, 2005, notes in the nominal amount of €850 million with an annual fixed-rate coupon 5.25%, issue price 99.667%, maturing on March 17, 2055;

•	on June 29, 2005 notes in the nominal amount of GBP 500 million (€730 million as of December 31, 2005) with an annual fixed-rate coupon of 5.625%, issue price 99.878%, maturing on December 29, 2015;

•

on December 6, 2005 notes in the nominal amount of €1,000 million with a quarterly coupon indexed to the 3-month Euribor plus 0.53%, issue price 100%, maturing on December 6, 2012. The notes may be redeemed, at issuer’s option, starting on December 6, 2010 and on every coupon date thereafter.

•

The Telecom Italia S.p.A. 2002 – 2022 bond, issued for subscription by Telecom Italia Group employees only, was equal to €248.3 million as of December 31, 2005 and increased by €32.6 million (€215.7 million as of December 31, 2004), as a consequence of purchases/new subscription for €81.4 million and sales by bondholders for €48.8 million. The total amount available for subscription is €400 million. In accordance with the bond indenture, Telecom Italia is the only counterpart both for buyers and sellers of the bonds.

•

On June 29, 2005, Telecom Italia Finance S.A. re-opened its €800 million bond issue, 7.75% coupon, maturity 2033, listed on the Luxembourg Stock Exchange, increasing the outstanding amount by €250 million; accordingly the outstanding amount of these bonds issued was €1,050 million. The liquidity provided by the issuance of the new bonds, subscribed in full by a single investor, was entirely used to repurchase the Telecom Italia Finance S.A. €250 million, 7.77% coupon, maturity 2032, which was fully cancelled on July 21, 2005.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

On September 28, 2005 Telecom Italia Capital S.A. issued U.S.$2,500 million (€2,119 million as of December 31, 2005) in nominal amount, in the context of issuances to be effected pursuant to a Form F-3 Registration Statement filed with the SEC on August 9, 2005 and effective as of August 30, 2005), divided into three tranches (guaranteed by Telecom Italia S.p.A.):

•	notes 2005-2010 in the nominal amount of U.S.$700 million (€593 million as of December 31, 2005), 4.875% semi-annual fixed-rate coupon, issue price 99.898%, maturing on October 1, 2010;

•

notes 2005-2011 in the nominal amount of U.S.$400 million (€339 million as of December 31, 2005), quarterly coupon indexed to the 3-month USD Libor plus 0.48%, issue price 100%, maturing on February 1, 2011; and

•	notes 2005-2015 in the nominal amount of U.S.$1,400 million (€1,187 million as of December 31, 2005), 5.25% semi-annual fixed-rate coupon, issue price 99.37%, maturing on October 1, 2015.

•

On October 13, 2005 Telecom Italia Capital S.A. completed the exchange offer of the notes issued on October 6, 2004 (not registered wit the SEC) in the nominal amount of U.S.$3.5 billion, divided into three tranches (“2010 Notes”, “2014 Notes”, “2034 Notes”) with newly-issued notes registered with the SEC.

The newly-issued notes were registered under the United States Securities Act of 1933 and have the same terms and conditions as those of the corresponding unregistered notes. Both issuances are unconditionally guaranteed by Telecom Italia. The amount exchanged at the closing of the exchange offer was equal to U.S.$3,498,520,000, of which U.S.$1,248,845,000 related to the 2010 Notes, U.S.$1,249,675,000 related to the 2014 Notes and U.S.$1,000,000,000 related to the 2034 Notes. That amount represents approximately 99.96% of the nominal amount of notes issued in October 2004.

Furthermore, on December 21, 2005 the Board of Directors of Telecom Italia S.p.A. increased the amount of the Euro Medium Term Note Programme from €10 billion to €15 billion and authorized, under the same Euro Medium Term Note Programme, the issue of non-convertible notes for a maximum amount of €4.5 billion by the end of 2006.

The bond issues and new medium-long term debt financing were used to refinance all debt maturing in 2006 and part of the debt maturing in 2007, in accordance with Telecom Italia Group’s target of ensuring adequate resources in order to cover debt maturing in the following 12/18 months. The above mentioned note issues also allow the Telecom Italia Group to take advantage of favorable interest rates and credit spreads, and to diversify in markets, instruments and maturities, principally in the three primary markets on which the Telecom Italia Group operates (Euro, Pound Sterling and U.S. Dollars).

In 2005 the following notes and bonds were repaid:

•

on March 14, 2005 €283,000 of the 2002-2005 notes issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) in the nominal amount of €500 million, with a quarterly coupon indexed to the 3-month Euribor plus 130 basis points. These notes provide the noteholder with an option to extend the maturity for successive periods of 21 months each for a total maximum term of 10 years (final due date March 14, 2012). Noteholders of €283,000 elected not to extend the bond maturity beyond March 14, 2005. With respect to the remaining nominal amount of notes of €499,717,000, Telecom Italia Finance S.A. issued new notes “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, with maturity date December 14, 2006;

•	on November 3, 2005, €643.4 million of convertible notes 2000-2005, 1% coupon, issued by Telecom Italia Finance S.A. (net of the repurchased notes and with premium of redemption);

•

following requests for conversion of the Telecom Italia 1.5% 2001-2010 notes, convertible into Telecom Italia S.p.A. Ordinary Shares, the outstanding debt decreased during 2005 by €2,225 million (€1,698 million as carrying value in accordance with IFRS).

Following the deconsolidation of TI Securitisation Vehicle S.r.l., the total amount of bonds decreased by €700 million as of December 31, 2005.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

By the end of 2005, Telecom Italia Finance S.A., a wholly-owned subsidiary of Telecom Italia S.p.A., repurchased bonds for a total nominal amount of €958 million:

•

€141 million related to the €2,500 million notes issued on November 3, 2001 with a 1% annual fixed-rate coupon, maturing on November 3, 2005, redeemable at 113.40616% and exchangeable in 64.7934 Telecom Italia S.p.A. Ordinary Shares;

•

€229 million related to the notes, issued in 2001, originally for an amount of €2,500 million (of which €1,964 million outstanding as of December 31, 2004) maturing on March 15, 2006, exchangeable into Telecom Italia S.p.A. or into Seat Pagine Gialle and Telecom Italia Media S.p.A. ordinary shares, 1% coupon with a redemption premium. As consequence of the cancellation of the repurchased notes on December 22, 2005 the outstanding nominal amount of notes was equal to €1,735 million (€2,042 million at redemption);

•

€232 million related to the notes originally issued for €3,000 million maturing on April 20, 2006, 6.375% coupon: those notes, together with those repurchased in 2004 for €255 million, were cancelled on December 22, 2005. Therefore, the outstanding nominal amount of notes was equal to €2,513 million;

•

€30 million related to the notes originally issued for €1,750 million, maturing on April 24, 2007, 6.50% coupon: as a consequence of the cancellation of the repurchased notes on December 22, 2005 the outstanding nominal amount of notes was equal to €1,720 million;

•

€76 million related to the notes originally issued for €1,750 million, maturing on January 24, 2008, 5.875% coupon: as a consequence of the cancellation of the repurchased notes on December 22, 2005, the outstanding nominal amount of notes was equal to €1,674 million;

•

€250 million related to the notes issued on August 9, 2002, maturing on August 9, 2032, 7.77% coupon. As previously mentioned, the notes were fully repurchased on June 29, 2005 and fully cancelled on July 21, 2005.

On December 30, 2005 notes for CHF12 million (€8 million) issued on June 12, 1986 were also cancelled: notes currently outstanding thus decreased from CHF100 million to CHF88 million (€56 million as of December 31, 2005).

Notes purchased on the market before December 31, 2004 and not cancelled, for the total nominal amount of approximately €155 million, related to two notes (originally Telecom Italia Finance S.A. €1,100 million floating rate maturing on January 3, 2006 and Telecom Italia Finance S.A. €2,350 million 6.575% coupon maturing on July 30, 2009) resulted in the decrease of the outstanding nominal value of debt, according to IFRS principles.

Our debt due to banks was €10,108 million at December 31, 2005 (€1,637 million at December 31, 2004), of which €646 million (€746 million at December 31, 2004) was short-term debt, including the current portion of long-term debt.

Notes and bonds (including convertible and exchangeable notes)

As of December 31, 2005, the non-current and current portions of notes and bonds (including convertible and exchangeable notes) amounted to €37,981 million (€36,224 million at December 31, 2004) and consisted of the following:

	As of December 31, 2004			As of December 31, 2005
	Non- current portion	Current portion	Total	Non- current portion	Current portion	Total
	(millions of Euro)
Notes and bonds	30,060	1,058	31,118	29,281	6,181	35,462
Convertible and exchangeable notes/bonds	4,290	816	5,106	476	2,043	2,519

Total	34,350	1,874	36,224	29,757	8,224	37,981

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2005, the nominal repayment amount for notes and bonds (including convertible and exchangeable notes) amounted to €37,219 million (€36,116 million at December 31, 2004) and consisted of the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Notes and bonds	30,177	34,577
Convertible and exchangeable notes	5,939	2,642

Total	36,116	37,219

At December 31, 2005, convertible and exchangeable notes, were detailed as follows:

Original Currency	Nominal repayment amount (millions of Euro)	Coupon	New shares issuers	Issue date	Maturity date	Issue price (%)	Market price (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	600	1.50%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	124.948	633

Exchangeable notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	2,042	1.00%	Telecom Italia S.p.A./ Telecom Italia Media S.p.A./ Seat Pagine Gialle S.p.A.	03/15/2001	03/15/2006	100	117.205	2,033

Total	2,642							2,666

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2005 notes and bonds were detailed as follows:

Original Currency	Amount in original currency (million)	Nominal amount of repayment in Euro (million)	Coupon (%)	Issue date	Maturity date		Issue price (%)		Market price (%)	Market value (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,000	1,000	3M Euribor + 0.33	01/29/2004	01/30/2006	(°)	99.927		100.03	1,000
Euro	1,250	1,250	5.625	02/01/2002	02/01/2007		99.841		102.685	1,284
Euro	110	110	3M Euribor + 0.60	04/08/2004	03/30/2009		100		101.869	112
Euro	750	750	4.500	01/29/2004	01/28/2011		99.56		103.445	776
Euro	1,250	1,250	6.250	02/01/2002	02/01/2012		98.952		113.109	1,414
Euro	1,000	1,000	3M Euribor + 0.53	12/06/2005	12/06/2012		100		100.045	1,000
Euro	120	120	3M Euribor + 0.66	11/23/2004	11/23/2015		100		105.621	127
GBP	500	730	5.625	06/29/2005	12/29/2015		99.878		102.188	746
Euro	1,250	1,250	5.375	01/29/2004	01/29/2019		99.07		106.539	1,332
GBP	850	1,240	6.375	06/24/2004	06/24/2019		98.85		109.041	1,352
Euro	248	248	6M Euribor (base 365)	01/01/2002	01/01/2022		100		100	248
Euro	850	850	5.25	03/17/2005	03/17/2055		99.667		95.584	812

Sub -Total		9,798								10,203

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,045	1,045	3M Euribor + 1.25	05/29/2002	01/03/2006		99.456	(*)	100.046	1,045
Euro	2,513	2,513	6.375(a)	04/20/2001	04/20/2006		99.937		101.044	2,539
Euro	500	500	3M Euribor + 1.3(d)	12/14/2004	12/14/2006		100		100.045	500
Euro	1,720	1,720	6.500	04/24/2002	04/24/2007		100.911	(*)	104.212	1,792
Euro	1,674	1,674	5.875	01/24/2003	01/24/2008		99.937		105.106	1,759
Euro	1,500	1,500	5.15(b)	02/09/1999	02/09/2009		99.633		104.675	1,570
Euro	2,250	2,250	6.575(c)	07/30/1999	07/30/2009		98.649	(*)	109.650	2,467
Euro	2,000	2,000	7.25(a)	04/20/2001	04/20/2011		99.214		116.137	2,323
Euro	1,000	1,000	7.25	04/24/2002	04/24/2012		101.651	(*)	118.431	1,184
Euro	850	850	6.875	01/24/2003	01/24/2013		99.332		117.792	1,001
JPY	20,000	144	3.550	04/22/2002	05/14/2032		99.25		123.46	178
Euro	1,050	1,050	7.750	01/24/2003	01/24/2033		109.646	(*)	135.863	1,427
CHF	88	56	5.625	06/12/1986	06/12/2046		99.000		109.748	61

Sub -Total		16,302								17,846

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	848	4.000	10/29/2003	11/15/2008		99.953		96.982	822
USD	1,250	1,060	4.000	10/06/2004	01/15/2010		99.732		95.461	1,012
USD	700	593	4.875	09/28/2005	10/01/2010		99.898		98.32	583
USD	400	339	3M US Libor +0.48	09/28/2005	02/01/2011		100		100.607	341
USD	2,000	1,694	5.250	10/29/2003	11/15/2013		99.742		98.167	1,663
USD	1,250	1,060	4.950	10/06/2004	09/30/2014		99.651		95.615	1,014
USD	1,400	1,187	5.25	09/28/2005	10/01/2015		99.370		97.101	1,153
USD	1,000	848	6.375	10/29/2003	11/15/2033		99.558		100.674	854
USD	1,000	848	6.000	10/06/2004	09/30/2034		99.081		96.387	817

Sub -Total		8,477								8,259

Total		34,577								36,308

Note (a), (b), (c), (d): see the following paragraph “Mechanism describing how coupons change on step-up/step-down notes and bonds”.

(°)	On December 21, 2005, the Board of Directors of Telecom Italia S.p.A. approved the early repayment of such notes and bonds on January 30, 2006 (original by maturing on October 29, 2007).

(*)	Weighted average issue price for notes and bonds issued with more than one tranche.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Rating Triggers

At December 31, 2005, Telecom Italia had the following ratings:

	As of December 31, 2005
	Rating	Outlook
Standard & Poor’s:	BBB+	stable	(1)
Moody’s:	Baa2	stable
Fitch Ratings:	A—	negative	(2)

(1)	On March 30, 2006, Standard and Poor’s revised its expectations on Telecom Italia. The rating agency changed its outlook from Stable to Negative and affirmed the BBB+ long-term rating on the company.

(2)

On April 11, 2006, Fitch Ratings downgraded Telecom Italia S.p.A.’s Issuer Default Rating (“IDR”) to “BBB+” from “A-”. Following the downgrade, the Outlook was changed to Stable. The downgrade reflected Fitch’s opinion that Telecom Italia’s financial flexibility has been reduced as a result of the announcement of the increases in dividends.

New ratings on Telecom Italia are reported below:

S&P’s		Moody’s		Fitch Ratings
Latest update March 30, 2006		Latest update December 7, 2004		Latest update April 11, 2006
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB+	Negative	Baa2	Stable	BBB+	Stable

a) Telecom Italia Finance S.A. “Euro Notes”:    €2,513 million, 6.375% interest, maturing April 2006 and €2,000 million, 7.25% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one “notch” by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the original coupons for these securities, respectively 6.125% and 7%, were increased by 0.25% due to a Baa2 rating assigned by Moody’s in August 2003. In the case of the two securities, the increase was applied beginning from the coupon period which started in April 2004; accordingly, the coupon is equal to 6.375% for securities maturing in April 2006 and 7.25% for securities maturing in April 2011.

b) Telecom Italia Finance S.A. notes:    €1,500 million, 5.15% interest, maturing February 2009

These notes carry protection for investors which would only be triggered by a downgrade in the minimum rating (among the ratings assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked, and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors definitively up to the maturity date, bringing the current coupon interest rate to 5.15%.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

This current coupon can be further increased in relation to the level of the minimum rating:

•	if at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the current coupon will be increased by 1.5%;

•	if at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the current coupon will be increased by 0.5%;

•	ratings higher than the minimum rating do not lead to increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

c) Telecom Italia Finance S.A. notes:    €2,250 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the coupon is fixed, the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa1/BBB+, the original coupon will be increased by 0.15%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause a reduction/increase in the coupon according to the mechanism described above.

d) Telecom Italia Finance S.A. notes:    €499,717,000 Floating Rate Extendable Notes (3-month Euribor + 1.3%), maturing December 2006

These bonds can be extended at the discretion of the investor. Each extension of the maturity date is for another 21-month period with the final maturity date fixed at March 14, 2012.

In accordance with the terms and conditions of the €500 million extendable notes, maturing March 14, 2005, noteholders in possession of notes totaling €283,000 chose not to extend the maturity date. For noteholders that decided to extend the maturity date, for notes totaling €499,717,000, Telecom Italia Finance S.A. issued new bonds on December 14, 2004 denominated “Telecom Italia Finance S.A. €499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006” with a new maturity date of December 14, 2006. These new notes carry the same characteristics as the previous notes but have a new ISIN Code and Common Code.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Financial covenants / other covenants / other features of convertible notes and bonds

The securities summarized here do not contain either financial covenants or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group.

For example, there are no clauses that would cause the redemption of the notes and bonds if the ratings are downgraded to below stated thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes and bonds issued by its foreign subsidiaries are all full and unconditional.

None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the notes and bonds are in line with market practice for similar transactions effected on these same markets.

The notes and bonds issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, for an amount of U.S.$4,000 million, were covered by a covenant that required Telecom Italia Capital S.A. and Telecom Italia to effect an SEC-registered exchange offer in order to allow investors to exchange the originally purchased notes with listed and freely traded notes without restrictions. The exchange offer was executed on October 14, 2004, in fulfillment of the covenant.

Moreover, the new notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia S.p.A., for an amount of U.S.$3,500 million, carried a similar covenant which requires Telecom Italia Capital S.A. and Telecom Italia S.p.A. to effect an SEC-registered exchange offer. The offer was executed on October 13, 2005, in fulfillment of the covenant.

Bank Facilities

On December 8, 2004 Telecom Italia entered into the €12 billion Term Loan Facility, granted by a pool of domestic and international banks, in order to partially finance the TIM Acquisition.

The Term Loan Facility was divided into three tranches aggregating €12 billion, with different maturities:

•	Tranche A of €3,000 million, maturing in 12 months, extendable for further 12 months;

•	Tranche B of €6,000 million, maturing in 36 months, extendable for further 9 months;

•	Tranche C of €3,000 million, maturing in 60 months.

On January 28, 2005, following the result of the Cash Tender Offer, the Term Loan Facility was drawn for a total amount of €11.3 billion and €0.7 billion of the Tranche A facility was cancelled.

On February 11, 2005, the residual amount of €2.3 billion of Tranche A was repaid in advance with cash from operating activities and cancelled. After such date, a total amount of €9 billion remained outstanding under the Facility, divided into two tranches: €6 billion maturing in 36 months (Tranche B) and €3 billion maturing in 60 months (Tranche C).

On August 1, 2005, a partial re-financing as well as an amendment of the Term Loan were completed. In particular, Tranche B of this loan, equal to €6 billion and maturing on January 2008, has been converted into a New Revolving loan for the same amount and with an extension of its maturity to 2012, with more favorable conditions. Tranche C, equal to €3 billion and maturing on January 2010, was amended to significantly reduce its spread, in order to reflect the new and more favorable conditions in the syndicated loan market.

The New Revolving Facility of €6 billion maturing 2012 does not contain any financial covenants and does not place any constraints on how we operate our business. The agreement includes customary representations and warranties and events of default for a revolving credit agreement of this type. However, according to the terms of the agreement, Telecom Italia Group is not required to represent that there has been no material adverse change in the business or financial condition of Telecom Italia Group at the time of any drawdown.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

On October 20, 2005, €1.5 billion of the €6 billion New Revolving Facility maturing 2012 was repaid through the use of Telecom Italia’s own funds (therefore €4.5 billion remained drawn under the New Revolving Facility). Following such repayment, €1.5 billion of the committed bank lines of credit related to the €6.5 billion Revolving Facility maturing 2007 were cancelled. Therefore, a total amount of €6.5 billion remained outstanding and unused as committed bank lines of credit (€1.5 billion under the New Revolving Facility maturing 2012 and €5 billion under the Revolving Facility maturing 2007).

We have a number of debt facilities available which can be summarized as follows:

•

the Olivetti Euro Medium Term Note Programme, as updated and amended on June 8, 2001 and May 14, 2002, which allows for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•	the Global Medium-Term Notes Program, which allows for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•

the 2003 EMTN Programme which allows issuances for a total amount of €10 billion in debt (or the equivalent in other currencies) in debt at various terms, rates and maturities. On December 21, 2005 the Board of Directors of Telecom Italia S.p.A. authorized both the increase of the amount of the EMTN Programme from €10 billion to €15 billion and, under the same EMTN Programme, the issue of non-convertible notes for a maximum amount of €4.5 billion by the end of 2006;

•

the Form F-3 Registration Statement, filed with the Securities and Exchange Commission on August 9, 2005 and effective as of August 30, 2005 which allows issuances for a total amount of U.S.$10 billion in debt at various terms, rates and maturities.

Debt to Equity Ratio.    The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to total shareholders’ equity (including minority interests), was 147.7% and 158.0% as of December 31, 2005 and December 31, 2004, respectively.

Centralized Treasury.    Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group, and generally operates as the Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Group. As a result, we are able to ensure that our subsidiaries have adequate liquidity to satisfy their requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need for the members of the Group to utilize banks, enables members of the Group to obtain more favorable terms from banks when needed and enables us to maintain control over cash flows and to assure better utilization of surplus liquidity.

Cash Management.    We utilize short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital expenditures and acquisitions and to repay long-term debt.

Lines of Credit.    Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawndown to fund the Company’s activities.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement (other than contingent liabilities arising from litigation, arbitration or regulatory actions), involving an unconsolidated entity under which Telecom Italia has:

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

As of December 31, 2005, the Telecom Italia Group had the following items that are considered to be off-balance sheet.

Purchase commitments for €316 million related mainly to:

•	€210 million of property lease rentals under contracts lasting more than 6 years;

•	€59 million of orders to suppliers of Telenergia relating to the electrical power supply agreements reached with Endesa for the three-year period 2004-2006.

Sale commitments for a total amount of €489 million mainly relating to:

•	€431 million in respect to the agreement to sell buildings to the closed-end real estate investment funds Fondo Raissa and Fondo Spazio Industriale;

•	€57 million in respect of the agreement to sell the Gruppo Buffetti S.p.A..

The purchase and sale commitments above refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of December 31, 2005, the Group has given guarantees of €529 million, net of €474 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of associated companies (of which €121 million on behalf of Avea I.H.A.S. and €142 million on behalf of other associates) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I and the 49.47% interest in Tiglio II have been pledged to the banks that financed the two associates.

As of December 31, 2005, Telecom Italia Group companies have also issued support letters for a total of €295 million, mainly on behalf of associates to guarantee insurance polices, lines of credit and overdraft arrangements.

For further details please see “Note 25—Commitments and potential liabilities—c) Commitments and other guarantees” of the Notes to the Consolidated Financial Statements.

Contractual Obligations and Commitments

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values in accordance with IFRS.

In 2006 we repaid on January 30, 2006 the “Telecom Italia S.p.A. Euro 1,000,000,000 Floating Rate Notes due 2007” (originally maturing on October 29, 2007) approved by the Board of Directors of Telecom Italia S.p.A. on December 21, 2005.

The average maturity of financial non-current liabilities was equal to 7.4 years.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2005, the nominal and other amounts payable were as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010	After 2010	Total
	(millions of Euro)
Notes and bonds	7,100	2,970	2,521	3,860	2,253	18,515	37,219
Loans and other debts	239	595	570	216	3,104	5,466	10,190

Sub-total	7,339	3,565	3,091	4,076	5,357	23,981	47,409
Finance lease	43	41	29	20	16	13	162
Operating lease	124	90	62	40	10	10	336
Long rent	67	27	52	52	53	1,379	1,630

Total non-current financial debt	7,573	3,723	3,234	4,188	5,436	25,383	49,537
Current financial liabilities	760	—	—	—	—	—	760

Total	8,333	3,723	3,234	4,188	5,436	25,383	50,297

Discontinued operations/assets held for sale							142

Total							50,439

As of December 31, 2005 the carrying amounts of payables due according to IFRS (including fair value adjustment and measurement at amortized cost) were as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010	After 2010	Total
	(millions of Euro)
Notes and bonds	8,224	2,979	2,515	3,916	2,120	18,227	37,981
Loans and other debts	521	597	569	281	3,087	5,961	11,016

Sub-total	8,745	3,576	3,084	4,197	5,207	24,188	48,997
Finance lease	43	41	29	20	16	13	162
Operating lease	124	90	62	40	10	10	336
Long rent	67	27	52	52	53	1,379	1,630

Total non-current financial debt	8,979	3,734	3,227	4,309	5,286	25,590	51,125
Current financial liabilities	833	—	—	—	—	—	833

Total	9,812	3,734	3,227	4,309	5,286	25,590	51,958

Discontinued operations/assets held for sale							143

Total							52,101

For further details please see also “Note 23—Financial instruments” of the Notes to the Consolidated Financial Statements.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.6.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures based on the organization by Business Unit at December 31, 2005.

	Year ended December 31,
	2004(1)(2)	2005(1)
	(millions of Euro)
Acquisition of tangible assets:
Wireline(3)(4)	1,320	1,866
Mobile	1,523	1,269
Media(3)	16	27
Olivetti	14	18
Other activities(4)(5)	247	208

Total acquisition of tangible assets(6)	3,120	3,388
Acquisition of intangible assets(7)	1,882	1,785

Total capital expenditures(8)	5,002	5,173

(1)	All financial data exclude those relating to the consolidated companies considered as discontinued operations/assets held for sale.

(2)	The data relating to 2004 have been reclassified and presented consistent with the 2005 presentation.

(3)

On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Tin.it and Matrix); as a result of this, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations/assets held for sale in the Media Business Unit.

(4)

The operating activity, IT Group, is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom in Telecom Italia which took place at the end of 2004.

(5)	The economic and financial results of Entel Bolivia have been included in Other activities.

(6)	Acquisition of tangible assets are mainly related to local and long distance networks, exchange equipment, investment in subscribers’ equipment, radio and transmission equipment.

(7)	Acquisition of intangible assets, include investments such as software for telecommunications systems and licenses.

(8)	Intercompany capital expenditures are adjusted to eliminate intercompany profits.

In the years ended December 31, 2005 and 2004, cash flows generated by operating activities (€9,936 million in 2005 and €10,266 million in 2004) exceeded capital expenditures in tangible and intangible non-current assets (€5,173 million in 2005 and €5,002 million in 2004).

The capital expenditures planned for the three years 2006-2008 will be approximately in a range between €13 billion and €14 billion, as reported below:

Capital Expenditures
2006-2008
(billions of Euro)
Operations—in Italy	10-10.5
Operations—European Broadband Project	0.8-1.0
Operations—TIM Brasil	1.6-1.9
Telecom Italia Media	0.25
Other	0.35

Total Telecom Italia Group Capital Expenditures	13-14

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular, capital expenditures for Operations in Italy planned in a range between €10 billion and €10.5 billion for the three-year period 2006-2008 are analyzed as follows:

Capital Expenditures for Operations in Italy 2006-2008
Wireline and mobile broadband access (ADSL, ADSL2+, VDSL, HSDPA, UMTS, UMA) and terminals	28%
Personal Communication Services (VoIP, Videocom.), Content Based Services (IPTV, DVBH, Rosso Alice), ICT VAS	23%
Operational Support System (OSS) and Business Support System (BSS) development to sustain service innovation	21%
Traditional network infrastructures	28%
Total capital expenditures for Operations in Italy (billions of Euro)	10-10.5

The Group will therefore continue the process of integrating its networks with the aim of building a sole carrier infrastructure that is completely based on IP protocol and able to support innovative broadband services both for wireline and mobile telecommunications. This infrastructure will represent the foundation for the development of a common platform on which the same products and services can be offered on any type of terminal (PC, TV, cell phone, etc.) using various technologies (Asymmetric Digital Subscriber Line (ADSL), High Speed Downlink Packet Access (HSDPA), Digital Video Broadcasting-Home (DVB-H), Unlicensed Mobile Access (UMA)) and allowing the customer to decide where, how and when to access these services. This commitment is also backed by the growing impact of the synergies originating from the integration of the Wireline-Mobile structures under the One Company Model.

For 2006, the Telecom Italia Group expects to make total capital expenditures in the order of €4.8 billion—€4.9 billion.

Specifically, in Operations, planned capital expenditures are divided as follows:

•	€2.7 billion for Operations-Wireline (including €0.4 billion for the European Broadband Project);

•	€1.3 billion for Operations-Mobile in Italy.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.7    RESEARCH, DEVELOPMENT AND INNOVATION

The Italian market of telecommunications is considered among the most advanced, both from the technological viewpoint and evolution of customer attitudes as well as customer consumption profiles.

Technological innovation is therefore an essential and differentiating factor permitting the Telecom Italia Group to develop a competitive advantage and maintain leadership in an increasingly competitive market.

The wealth of technological and innovative competences of the Group has allowed over the years the design, development and adoption of state-of-the-art networks, terminals and services, a wealth to be used also in foreign countries where the Group operates through subsidiaries.

Technological innovation activities are carried out also by the operational and business units (Network, Market, Information Technology, Web & Media and Security) as well as by Olivetti in addition to the “Innovation & Engineering Services” department (former Telecom Italia Lab) of Operations where all the activities and competences concerning basic research, the assessment of developing technologies and the “intra-moenia” development are concentrated.

The technological innovation of Telecom Italia Group arises moreover from the strategic partnerships with the most important manufacturers of telecommunication equipment and systems and with research centres of excellence in the most qualified academic institutions both at the national and international level.

Technological innovation activities range from reviews of basic technologies, aimed at increasing network and system efficiency, to complex activities involving the radical review of platforms, services and architectures; the effort concentrated on the field by business unit operational departments is therefore essential to assure the compliance of new services with customer needs and the continuous improvement of service quality.

During the financial year 2005, the innovative investments of Telecom Italia Group in tangible and intangible assets totaled approximately €3,700 million. Internal resources devoted to these activities as well as to research, in Italy, and Brazil, comprise approximately 5,600 employees, with an overall commitment equal to about €350 million (of which about €121 million is already included in the investments).

Total research and development costs incurred in 2005 amounted to approximately €180 million (€181 million in 2004) and included external costs, labor costs of dedicated staff and depreciation and amortization.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Years Ended December 31, 2004 and 2005—Reconciliation Of IFRS To U.S. GAAP

5.8    CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005—RECONCILIATION OF IFRS TO U.S. GAAP

During the two years ended December 31, 2004 and 2005, the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP, give rise to material differences in net income and shareholders’ equity when compared to IFRS. In addition, the application of the IFRS first time adoption at the transition date (January 1, 2004) as well as of certain U.S. GAAP accounting principles lead to material adjustments to IFRS net income and shareholders’ equity. In particular, the most significant differences arose from the following:

•	business combinations prior to the adoption of IFRS;

•	TIM Acquisition of minority interest in 2005;

•	rationalization of the Group’s Internet operations;

•	sale of real estate properties (Magnum Project);

•	different basis of reference for the impairment test of goodwill (Cash Generating Unit under IFRS and Reporting Unit under U.S. GAAP);

•	capitalization of interest on assets under construction under U.S. GAAP (under IFRS, as permitted, Telecom Italia has elected to charge interest to the statement of operations);

•	deferred taxes on tax suspension equity reserves.

As a result of the foregoing elements there are material differences for the years ended December 31, 2004 and 2005 in reconciling IFRS net income and shareholders’ equity to U.S. GAAP. The following is a discussion of the U.S. GAAP treatment of such transactions and the application of the described U.S. GAAP accounting principles and the impact on net income and shareholders’ equity under IFRS for the two year period ended December 31, 2005. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 43, 44 and 45 of the Notes to the 2005 Consolidated Financial Statements included elsewhere herein.

5.8.1    YEAR ENDED DECEMBER 31, 2005

Net income, net of minority interests

Under IFRS, net income attributable to the Group was €3,216 million in 2005, compared to net income of €1,939 million under U.S. GAAP. The decrease in net income of €1,277 million in 2005 is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the IFRS operating results. The most significant items affecting the 2005 results are as follows:

•

business combinations prior to the adoption of IFRS:    Telecom Italia elected not to apply IFRS 3 “Business Combinations”, to prior year business combinations (which mainly include Old Telecom Italia acquisitions that occurred in the period 1999-2003) as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. As a result, under IFRS, certain differences relating to business combinations prior to 2004 were accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued). U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets besides goodwill, that are being amortized with an increase in depreciation and amortization of €860 million. Moreover, due to the sale and leaseback of assets, €366 million of prior year purchase allocation on real estate assets has been written off on disposal of the related assets;

•

TIM Acquisition of minority interest in 2005:    during 2005, the Group acquired the outstanding minority interest in TIM through a Cash Tender Offer, other purchases in the market and the merger with and into Telecom Italia. Under IFRS such transactions were accounted for under the parent-entity extension method which gave rise to an increase in goodwill. Under U.S. GAAP, which requires the application of the purchase method and step acquisition accounting, the price allocation resulted in the recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization of €529 million for the year;

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Years Ended December 31, 2004 and 2005—Reconciliation Of IFRS To U.S. GAAP

•

tax effect on reconciling items:    in 2005 the additional tax benefit of €558 million recorded for U.S. GAAP related mainly to the additional amortization and depreciation expense recorded for intangible and tangible assets described above;

•

discontinued operations/assets held for sale:    an additional net loss of €175 million in 2005 was recorded under U.S. GAAP almost entirely relating to the disposal of the subsidiaries Entel Chile and TIM Perù. Such disposals led to the reversal to the statement of operations of the cumulative translation adjustments which under IFRS first time adoption were recognized only from January 1, 2004.

Shareholders’ Equity, net of minority interests

Shareholders’ equity, attributable to the Group, under IFRS was €25,662 million at December 31, 2005, compared to €44,631 million for U.S. GAAP. The overall impact of the U.S. GAAP adjustments was to increase shareholders’ equity net of minority interests by €18,969 million. The most significant items affecting this increase are as follows:

•

business combinations prior to the adoption of IFRS:    as explained above in more details, U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets, that are being amortized, as well as goodwill. The application of this accounting treatment resulted in an increase of €22,592 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2005;

•

TIM Acquisition of minority interest in 2005:    as explained above in more details, under U.S. GAAP, which requires the application of the purchase method and step acquisition accounting, the price allocation resulted in the recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization for the year. Such accounting treatment resulted in an increase of €3,075 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2005;

•

rationalization of the Group’s Internet operations:    as described in Note 4 of the Notes to the Consolidated Financial Statements, under IFRS, the acquisition of the Internet business from Telecom Italia Media was treated as a transaction among shareholders, and the difference between the price paid and the share of the underlying net assets acquired (€364 million) was included as a movement of equity. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and the excess of the purchase price over the share of net assets acquired was allocated to brand name, customer list and other intangibles for a total amount of approximately €285 million and to goodwill for approximately €83 million. Such different accounting treatment resulted in an increase of €346 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2005;

•

capitalization of interest:    under IFRS, Telecom Italia has elected not to capitalize interest on assets under construction. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized in previous years relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. Such different accounting treatment resulted in an increase of €752 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2005;

•

deferred taxes on tax-suspension equity reserves:    under IFRS, IAS 12 “Income taxes”, allows, under certain conditions, not to record deferred income taxes on tax suspension equity reserves, whereas, under U.S. GAAP, SFAS 109 “Accounting for Income Taxes” provides that deferred taxes, in any case, shall be provided. Such different accounting treatment resulted in an increase in deferred tax liability and consequently a decrease of €257 million of shareholders’ equity as of December 31, 2005;

•

tax effect on reconciling items:    these effects resulted in a decrease of €7,559 million in shareholders’ equity (gross of minority interests) as of December 31, 2005, and mainly relate to additional tangible and intangible assets (excluding goodwill) arising from the above business combinations.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Years Ended December 31, 2004 and 2005—Reconciliation Of IFRS To U.S. GAAP

Total liabilities under IFRS were €69,025 million versus €77,327 million (excluding minority interests) for U.S. GAAP. In particular, excluding financial liabilities relating to discontinued operations/assets held for sale, non-current financial liabilities were €43,065 million under U.S. GAAP at the end of 2005, versus €42,146 million under IFRS, with an increase of €919 million under U.S. GAAP. Such increase mainly arose from:

•

the different accounting treatment of some aspects of real estate transactions entered into by the Telecom Italia Group, mainly in previous years. Under IFRS, such transactions have been recorded in accordance with the finance method, except for the land element which, in absence of a contractual purchase option or passage of title to Telecom Italia, was treated as operating lease. Such accounting treatment was also followed under U.S. GAAP except for the land element which, when less than 25% of the fair value of the property, was treated as finance lease with an additional increase in debt. The additional debt amounts to €575 million;

•

the application of the purchase accounting method to the Old Telecom Italia Acquisition under U.S. GAAP, which led to the valuation of liabilities at fair values and an increase of debt of €259 million.

5.8.2 YEAR ENDED DECEMBER 31, 2004

Net income, net of minority interests

Under IFRS, net income attributable to the Group was €1,815 million in 2004, compared to net income of €1,541 million under U.S. GAAP. The decrease in net income of €274 million in 2004 is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the IFRS operating results. The most significant items affecting the 2004 results are as follows:

•

business combinations prior to the adoption of IFRS:    Telecom Italia elected not to apply IFRS 3 “Business Combinations”, to prior year business combinations (which mainly include Old Telecom Italia acquisitions that occurred in the period 1999-2003) as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. As a result, under IFRS, certain differences relating to business combinations prior to 2004 were accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued). U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets besides goodwill, that are being amortized with an increase in depreciation and amortization expense for the year of €978 million;

•

reversal of goodwill impairment:    to evaluate and account for impairments of depreciable assets or assets to be disposed of, the Group follows the guidance provided in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which provides, in particular, that carrying values shall be firstly compared with undiscounted cash flows.

Furthermore, to test for impairment goodwill is allocated, under IFRS, at the date of acquisition, to each cash-generating units or groups of cash-generating units which are expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 “Segment Reporting”. Under U.S. GAAP, the Group ceased amortizing goodwill on January 1, 2002, upon the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, whereas under IFRS first time adoption the Group ceased amortizing goodwill on January 1, 2004.

As explained in more details in Note 43.5 of the Notes to the Consolidated Financial Statements, in accordance with SFAS 142, the first step in the test for impairment of goodwill is to identify potential impairment by comparing the fair value of a “reporting unit” (which encompasses a wider meaning than “cash generating unit” adopted by IFRS) with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

As a result, certain impairment losses recorded under IFRS were deemed not necessary under U.S. GAAP and therefore have been reversed to the statement of operations with a positive effect on income of €438 million;

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Years Ended December 31, 2004 and 2005—Reconciliation Of IFRS To U.S. GAAP

•

tax effect on reconciling items:    in 2004 the additional tax benefit of €334 million recorded for U.S. GAAP related mainly to the additional amortization and depreciation expense recorded for intangible and tangible assets described above in connection with the above business combinations and acquisitions;

•

minority interest on reconciling items:    the negative impact on income in accordance with U.S. GAAP of €186 million relates mainly to the reversal of goodwill impairment as above and to other minor U.S. GAAP adjustments.

Shareholders’ Equity, net of minority interests

Shareholders’ equity, attributable to the Group, under IFRS was €16,248 million at December 31, 2004, compared to €34,827 million for U.S. GAAP. The overall impact of the U.S. GAAP adjustments was to increase shareholders’ equity net of minority interests by €18,579 million. The most significant items affecting this increase are as follows:

•

business combinations prior to the adoption of IFRS:    as explained above in more details, U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets, that are being amortized, as well as goodwill. The application of this accounting treatment resulted in an increase of €23,565 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2004;

•

capitalization of interest:    under IFRS, Telecom Italia has elected not to capitalize interest on assets under construction. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized in previous years relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. Such different accounting treatment resulted in a net increase of €786 million of the shareholders’ equity (gross of minority interests and taxes) as of December 31, 2004;

•

convertible notes/bonds:    under IFRS, compound financial instruments represented by notes and bonds convertible into shares of the issuer (convertible bonds) are recognized by bifurcating the debt and the call option: the debt is included in financial liabilities under the amortized cost method while the call option value, computed as the difference between the fair value of the debt and the nominal value of the financial instrument, is classified in a specific equity reserve. Under U.S. GAAP, convertible notes and bonds are recognized as debt; consequently, such different accounting treatment resulted in a decrease of shareholders’ equity of €378 million.

Total liabilities under IFRS were €61,036 million versus €67,206 million (excluding minority interests) for U.S. GAAP. In particular, excluding financial liabilities relating to discontinued operations/assets held for sale, non-current financial liabilities were €38,725 million under U.S. GAAP at the end of 2004, with no difference with respect to IFRS. However, certain presentation differences relating to discontinued operations/assets held for sale exist between IFRS and U.S. GAAP: IFRS does not permit the reclassification of the prior year balance sheet for discontinued operations/assets held for sale arising in the current year, while under U.S. GAAP the Group has reclassified the 2004 balance sheet amounts related to discontinued operations/assets held for sale. Consequently, on a comparable basis, under IFRS non-current financial liabilities would amount to €38,186 million, with an increase of €539 million under U.S. GAAP. Such increase mainly arose from:

•

the different accounting treatment of some aspects of real estate transactions entered into by the Telecom Italia Group, mainly in previous years. Under IFRS, such transactions have been recorded in accordance with the finance method, except for the land element which, in absence of a contractual purchase option or passage of title to Telecom Italia, was treated as operating lease. Such accounting treatment was also followed under U.S. GAAP except for the land element which, when less than 25% of the fair value of the property, was treated as finance lease with an additional increase in debt. The additional debt amounts to €543 million;

•

the application of the purchase accounting method under U.S. GAAP to business combinations which occurred prior to 2004, which led to the valuation of liabilities at fair values and an increase of debt of €332 million;

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Years Ended December 31, 2004 and 2005—Reconciliation Of IFRS To U.S. GAAP

•

the different accounting treatment of the convertible notes/bonds, which under IFRS are recognized by bifurcating the debt and the call option, with the latter being classified in a specific equity reserve. The additional debt under U.S. GAAP amounted to €416 million;

•

the different accounting treatment of the securitization: under U.S. GAAP the sale of accounts receivable met the criteria for the derecognition of the assets sold while, under IFRS, the Qualified Special Purpose Entity of the securitization program was consolidated. Consequently, under U.S. GAAP the debt was lower by €728 million.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

5.9    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risks” contain forward-looking statements which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events and trends which may not prove to be accurate.

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

•	our ability to achieve the planned synergies expected to be generated by the merger of Telecom Italia and TIM including expenses, capital expenditures and capacity to launch new convergent services;

•	the success of our customer loyalty and retention programs and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	our ability to successfully implement the new structure following the Telecom Italia and TIM merger;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2006-2008 period;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil and in Europe on broadband;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

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

5.10    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The following discussion should be read in conjunction with the “Note 3—Accounting Policies”, “Note 5—Financial Risk Management”, “Note 23—Financial Instruments” and “Note 45—Additional U.S. GAAP Disclosures” of the Notes to the Consolidated Financial Statements.

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at December 31, 2005 are principally used by the Group for the management of its debt positions. They include interest rate swaps (“IRS”) and interest rate options (“IRO”) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (“CCIRS”) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

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

Although a small number of derivatives have not been designated for hedge accounting treatment under FAS 133 and IAS 39, such derivatives are related to an underlying liability in all cases, therefore providing an economic hedge despite the accounting designation and treatment (please see “—5.10.3—Financial Instruments”). Consequently management believes that Telecom Italia’s use of derivatives is not speculative.

5.10.1    DEBT POLICY

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

The table below sets forth, for the periods indicated, the aggregate nominal amount of total long-term financial liabilities (including current portion and leases payable/long rent and excluding discontinued operations/assets held for sale) payable in each year through 2010 and thereafter.

	2006	2007	2008	2009	2010	Thereafter	As of December 31, 2005 Total
	(millions of Euro)
Fixed Rate financial liabilities	5,813	3,138	1,777	3,952	3,684	14,076	32,440
Floating Rate financial liabilities	1,760	585	1,457	236	1,752	11,307	17,097

Total	7,573	3,723	3,234	4,188	5,436	25,383	49,537

As of December 31, 2005, the fair value of such outstanding debt amounted to approximately €52,717 million. The financial debt’s market value is estimated on the basis of the present value as of December 31, 2005 of the future cash flows.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

The table below sets forth, for the periods indicated, the aggregate nominal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt and leases payable/long rent) and the average interest rate, broken down into fixed and floating.

	Year ended December 31,
	2006	2007	2008	2009	2010	2011	Thereafter
	(millions of Euro, except percentages)
Long-Term Fixed Rate Debt	21,751	18,677	16,972	13,191	12,563	9,788	7,524
Average Fixed Rate	5.86%	5.83%	5.82%	5.77%	5.97%	5.82%	5.56%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	3,245	3,245	3,245	3,135	135	135	135
Average Swapped into Fixed Rate	3.27%	3.27%	3.27%	3.27%	4.26%	4.26%	4.26%
Average Total Fixed Rate	5.52%	5.45%	5.41%	5.29%	5.95%	5.80%	5.54%

Total Fixed Rate Debt	24,996	21,922	20,217	16,326	12,698	9,923	7,659

Long-Term Floating Rate Debt	7,988	7,502	6,970	6,792	6,722	6,314	746
Average Floating Rate	3.24%	3.23%	2.96%	2.64%	2.59%	2.53%	2.81%
Long-Term Fixed Rate Debt Swapped into Floating Rate Debt	7,086	7,081	6,227	6,220	4,561	4,556	4,550
Average Swapped into Floating Rate	3.21%	3.20%	2.97%	2.96%	3.06%	3.05%	3.02%
Average Total Floating Rate	3.23%	3.22%	2.96%	2.79%	2.78%	2.75%	2.99%

Total Floating Rate Debt	15,074	14,583	13,197	13,012	11,283	10,870	5,296

Total Long-Term Debt	40,070	36,505	33,414	29,338	23,981	20,793	12,955

As of December 31, 2005, approximately 78% of Telecom Italia Group’s long-term debt was denominated in Euro, while the remaining, €11,653 million, was denominated in foreign currencies primarily U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2005, approximately 34% of the long-term debt (including current portion) carried a floating rate.

5.10.2    MARKET RISK POLICY

Telecom Italia Group’s policies regarding market risk consist of the following:

•

the Finance Department advises the maximum level of interest rate risk to which the Telecom Italia Group should be exposed to an internal committee which meets on a regular basis in order to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, within the Finance Department supplies financial services and actively supports our subsidiaries according to their requirements and local circumstances;

•	we use derivative financial instruments to manage these financial market risks, and have established polices to handle and mitigate the adverse effects of these exposures; and

•

we continually evaluate the credit quality of counterparties to minimize the risk of non-performance. The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

5.10.3    FINANCIAL INSTRUMENTS

❖	INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT

We have established a set of guidelines in order to manage financial risks. In particular, an internal committee monitors exposure to market risks (both interest rate and foreign exchange risk) the use of financial derivatives for the management of those risks and credit risks. Counterparties in derivatives are banks and financial institutions having generally a rating of at least A- or better, which is constantly monitored in order to minimize credit risk.

We seek to diversify and minimize interest rate exposure of our operating and financing activities through portfolio diversification and, according to the evaluation of our exposures, selectively enter into derivatives

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

instruments. Since our corporate objective is pursued through our commercial operations, i.e., the sale of telecommunications and media services, foreign exchange exposures are normally hedged, provided the risks would affect our cash flows.

We are exposed to market risks arising from changes in interest rates, primarily in the Euro zone, in the United States, in Great Britain and in Latin America. We define the optimal mixture of fixed and floating-rate debt at the consolidated level and enter into financial derivatives to adjust the risk profile to the defined target mixture. IRS and IRO are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate notes, bonds and bank loans. Taking into account our operations in various sectors, in terms of risk, volatility and the amount of anticipated operations cash flows, the optimum blend of medium/long term non current financial liabilities has been established at 70% fixed rate and 30% floating rate. We use CCIRS and foreign currency forwards to convert foreign currency loans and bonds—mainly in U.S. Dollars and Pound Sterling—into the functional currencies of the various subsidiaries. As a result of these hedge activities, as of December 31, 2005, we were not subject to any material foreign exchange risk in our financial debt.

To determine the market value of the financial derivatives, we use various pricing models. The market value of interest rate swaps and of cross currency and interest rate swaps reflects the difference between the fixed rate to be paid/received and the interest rate (having the same expiration date as the swap) assessed on the basis of the market environment on the evaluation date. With regard to IRSs the principal amount is not exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

The market value of cross currency and interest rate swaps depends also on the difference between the reference foreign exchange rate on the agreement date and the foreign exchange rate on the valuation date, because generally CCIRS involve the exchange of capital in the respective currencies of denomination at maturity and eventually at another date, in addition to the settlement of periodic interest flows.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

❖	Telecom Italia Group Derivative Instruments

As of December 31, 2005 the total notional amount of our derivative instruments amounted to €17,616 million, of which €17,002 million related to derivative instruments on debt positions and €614 million related to derivative instruments on financial assets and on short-term treasury operations, as detailed in the following table:

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2005
		(millions of Euro)
Interest Rate Swaps	Interest Rate Risk	—	—
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	7,359	(62)

Fair Value Hedge Derivatives		7,359	(62)

Interest Rate Swaps	Interest Rate Risk	4,275	13
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	3,483	(405)

Cash Flow Hedge Derivatives		7,758	(392)

Interest Rate Swaps and Interest Rate Options	Interest Rate Risk	1,865	(7)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	20	(1)

Non-Hedge Accounting Derivatives		1,885	(8)

Total Derivative Instruments on Debt Positions		17,002	(462)

Interest Rate Swaps on Assets	Interest Rate Risk	125	(5)
Cross Currency and Interest Rate Swaps on Assets	Interest Rate Risk and Foreign Currency Exchange Rate Risk	61	(2)
Currency Forwards	Foreign Currency Exchange Rate Risk	428	(4)

Derivative Instruments on Financial Assets and on Short-term Treasury Operations (Non-Hedge Accounting Treatment)		614	(11)

Total Telecom Italia Group Derivatives		17,616	(473)

•	DERIVATIVE INSTRUMENTS ON DEBT POSITIONS

The following tables give a description of our financial derivative contracts outstanding as of December 31, 2005 to manage the debt positions. The notional amount is net of compounded derivatives. Whenever a derivative is set up on another derivative, the notional amount is reported once and the net effect of the two compounded derivatives is considered.

	Notional amount at 12/31/2005	Market value of derivatives at 12/31/2005 (a)	Market value of underlying debt positions at 12/31/2005 (b)	Market value of debt including related derivatives at 12/31/2005 (c)=(b-a)	Market value of derivatives at 12/31/2004
	(millions of Euro)
Interest rate swaps and interest rate options	6,140	6	6,302	6,296	45
Cross-currency and interest rate swaps	10,862	(468)	10,851	11,319	(1,305)

Total	17,002	(*)(462)	17,153	17,615	(*)(1,260)

(*)	Most of the market value of derivatives is attributable to the currency exchange variations which are offset by the currency exchange variations on the underlying position.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

As of December 31, 2005, derivative instruments on debt positions, are classified as follows by maturity:

	2006	2007	2008	2009	2010	Thereafter	Total	Market value of underlying debt position at 12/31/2005
	(millions of Euro)
Derivatives on Debt Positions	1,163	1,461	863	1,471	4,602	7,442	17,002	17,153

The following tables set forth a description of our financial derivative contracts outstanding as of December 31, 2005 used to hedge debt positions.

INTEREST RATE SWAPS AND INTEREST RATE OPTIONS

At December 31, 2005, Telecom Italia Group companies had IRS and IRO contracts relating to financial liabilities recorded in the financial statements, for total principal equal to the notional amount of €6,140 million. Details of such contracts are set forth in the table below.

Maturities
Interest Rate Derivatives	2006	2007	2008	2009	2010	Thereafter	Total	Mark to Market
	(millions of Euro)
EUR Interest Rate Swaps
Receive variable, pay fixed
Amount	1,100			110	3,000	120	4,330
Average pay rate	2.89%			3.35%	3.09%	4.16%
Average receive rate	3M Euribor + 23 bps			3M Euribor + 60 bps	6M Euribor	3M Euribor + 66 bps
Amount				500			500
Average pay rate				4.06%
Average receive rate				6M Euribor +142 bps (1)

Sub-total	1,100	—	—	610	3,000	120	4,830	7

EUR Interest Rate Swaps
Receive variable, pay variable
Amount	41			500			541	(6)
Average pay rate	6M Euribor – 3 bps			6M Euribor arr. +190 bps (3)
Average receive rate	Rendiob, Bot, Rendistato (2)			6M Euribor + 244 bps (4)

Quanto swaps
Amount				350 (5)		350 3M Stibor	700	5
Average pay rate						3.36% (6)
Average receive rate						7.00%

BRL Interest Rate Swaps Receive fixed, pay variable
Amount	10	14	13	11	9	12	69	—
Average pay rate	CDI (7)	CDI (7)	CDI (7)	CDI (7)	CDI (7)	CDI (7)
Average receive rate	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%

Total	1,151	14	13	1,471	3,009	482	6,140	6

(1)	From February, 2007 onward: 6 months Euribor + 142 bps for each week in which 5 year EUR CMS > 1 year EUR CMS.

(2)	Rolint, Robot, Rendint and Rendiob are customary domestic Italian parameters for medium/long term debt.

(3)	Purchase of a cap at 4.50%; sale of a cap at 5.50%.

(4)	From July, 2007 onward: 6 months Euribor + 244 bps for each week in which 5 year EUR CMS > 1 year EUR CMS.

(5)	Sale of a floor on 6 months USD Libor arrears. At decreasing rates from 3.80% to 3.15%.

(6)	Purchase of a cap at 3.65%; sale of a floor at a rising rate from 1.75% to 3.20%.

(7)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2005 this rate was around 17.99%.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

Cross-Currency And Interest Rate Swaps And Currency Forwards

At December 31, 2005, Telecom Italia Group companies had CCIRS contracts relating to financial liabilities recorded in the financial statements, for total principal equal to a notional amount of € 10,862 million. Details of such contracts are set forth in the table below. References to “JPY” are to Japanese Yen and “BRL” to Brazilian Reais.

Maturities
Foreign Exchange Derivatives	2006	2007	2008	2009	2010	Thereafter	Total	Mark to Market
	(millions of Euro)
CCIRS
Receive fixed USD, pay variable Euro
Amount			850 3M Euribor		1,014 6M Euribor	1,817 6M Euribor	3,681
Average pay rate			+ 53 bps		+ 41 bps	+ 82 bps
Average receive rate			4.0%		4.0%	5.4%
Amount					579 6M Euribor	1,157 6M Euribor	1,736
Average pay rate					+ 55 bps	+ 75 bps
Average receive rate					4.875%	5.25%

Sub-total	—	—	850	—	1,593	2,974	5,417	25

CCIRS
Receive fixed USD, pay fixed Euro
Amount						2,558	2,558	(328)
Average pay rate						5.4%
Average receive rate						5.6%

CCIRS
Receive dual currency (fixed USD rate, JPY principal at maturity), pay fixed Euro
Amount						174	174	(70)
Average pay rate						6.94%
Average receive rate						5.0%

CCIRS
Receive fixed Yen, pay variable Euro
Amount						171	171	(65)
Average pay rate						6M Euribor + 274 bps
Average receive rate						3.55%

CCIRS
Receive variable USD, pay variable Euro
Amount		150				332	482	9
Average pay rate		3M Euribor -4 bps				6M Euribor + 56 bps
Average receive rate		3M USD Libor -7 bps				3M USD Libor + 48 bps

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

	Maturities
Foreign Exchange Derivatives	2006	2007	2008	2009	2010	Thereafter	Total	Mark to Market
				(millions of Euro)
CCIRS
Receive fixed GBP, pay variable Euro
Amount		685					685
Average pay rate		6M Euribor +67 bps
Average receive rate		6.375%
Amount		604					604
Average pay rate		3M Euribor +73 bps
Average receive rate		6.375%

Sub-total		1,289					1,289	(31)

CCIRS
Receive fixed GBP, pay fixed Euro
Amount						751	751	(7)
Average pay rate						4.34%
Average receive rate						5.625%

CCIRS
Receive fixed USD, pay variable BRL
Amount	12	8					20	(1)
Average pay rate	CDI (1)	CDI (1)
Average receive rate	Exchange rate variation + spread	Exchange rate variation + spread

Total	12	1,447	850	—	1,593	6,960	10,862	(468)

(1)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2005 this rate was around 17.99%.

•	DERIVATIVE INSTRUMENTS ON FINANCIAL ASSETS AND ON SHORT-TERM TREASURY OPERATIONS

The Telecom Italia Group also entered into derivative contracts to manage the interest rate and foreign currency risk on its financial assets (bonds, bonds bought back and intercompany loans) and on short-term treasury operations for a nominal amount of approximately €614 million.

Description	Equivalent notional amount
(millions of Euro)
Currency Forward transactions (Telecom Italia Finance S.A.)	350
Currency Forward transactions (Telecom Italia S.p.A.)	40
Currency Forward transactions (Tim Italia S.p.A.)	10
Currency Forward transactions (Telecom Italia Capital S.A.)	1
Currency Forward transactions (Telecom Italia Sparkle S.p.A.)	15
Currency Forward transactions (Olivetti S.p.A.)	12
Asset Swap (Telecom Italia Finance S.A.)	186

Total	614

The market value of derivatives on financial assets and short-term treasury operations as of December 31, 2005 was a net loss of approximately €11 million compared to a net gain of €13 million as of December 31, 2004. The market value of short-term treasury operations has been measured by discounting at December 31, 2005, for each transaction, the product between (i) the amount purchased/sold and (ii) the difference between the contractual exchange rate and the forward exchange rate as of December 31, 2005 having the same maturity date.

Item 6. Directors, Senior Management and Employees	Directors

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

The Board of Directors of Telecom Italia S.p.A. was appointed at the Telecom Italia shareholders’ meeting held on May 6, 2004 for a three-year term, which will expire at the annual shareholders’ meeting to be called to approve the Company’s financial statements for the year ended December 31, 2006. The shareholders’ meeting of April 7, 2005 resolved to enlarge the Board of Directors by increasing the number of Directors from nineteen to twenty-one and appointed, as additional Directors, Marco de Benedetti and Enzo Grilli. Subsequently, as a result of Marco De Bendetti and Giovanni Consorte resigning as Directors on October 5, 2005 and January 23, 2006 respectively, the shareholders’ meeting of April 13, 2006 appointed Diana Bracco and Vittorio Merloni as replacements. The new Directors were elected to serve concurrently with the other Directors, until the shareholders’ meeting that will be called to approve the financial statements for the year ended December 31, 2006.

The following are the members of the Board of Directors of Telecom Italia as of May 10, 2006.

Name	Age	Position	Appointed
Marco Tronchetti Provera	58	Chairman(1)	2004
Gilberto Benetton	64	Deputy Chairman(1)	2004
Carlo Orazio Buora	60	Managing Director—General Manager(2)	2004
Riccardo Ruggiero	45	Director	2004
Paolo Baratta(3)	66	Director	2004
John Robert Sotheby Boas(3)	69	Director	2004
Diana Bracco(3)	64	Director	2006
Domenico De Sole(3)	62	Director	2004
Francesco Denozza(3)	59	Director	2004
Luigi Fausti(3)	77	Director	2004
Guido Ferrarini(3)	55	Director	2004
Jean Paul Fitoussi(3)	63	Director	2004
Enzo Grilli(3)	62	Director	2005
Vittorio Merloni(3)	73	Director	2006
Gianni Mion	62	Director	2004
Massimo Moratti	61	Director	2004
Marco Onado(3)	65	Director	2004
Renato Pagliaro	49	Director	2004
Pasquale Pistorio(3)	70	Director	2004
Carlo Alessandro Puri Negri	53	Director	2004
Luigi Roth(3)	65	Director	2004

(1)	Appointed by the Board of Directors on May 6, 2004.

(2)	Appointed as General Manager by the Board of Directors on August 4, 2003 (reference is made to Telecom Italia post Merger). Appointed as Managing Director by the Board of Directors on May 6, 2004.

(3)

Independent Director. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

In 2005 the Board met eleven times, with such meetings generally scheduled pursuant to a timetable set forth in advance.

As of May 10, 2006, the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Francesco Umile Chiappetta.

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

Item 6. Directors, Senior Management and Employees	Directors

The members of the Internal Control and Corporate Governance Committee are Guido Ferrarini (Chairman), Francesco Denozza, Domenico De Sole and Marco Onado; the Committee held eleven meetings in 2005. The Committee meetings are normally attended by the Chairman of the Board of Auditors or by another auditor it designates; where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors have held joint meetings.

The members of the Remuneration Committee are Luigi Fausti, Pasquale Pistorio and Paolo Baratta; the Committee met three times in 2005.

The Strategy Committee consists of the Chairman of the Board (Marco Tronchetti Provera), the Managing Director charged with Group-wide corporate functions (Carlo Orazio Buora) and the non-executive Directors Domenico De Sole, Marco Onado and Pasquale Pistorio. The Strategy Committee met four times in 2005.

On September 9, 2004, the Board of Directors appointed as Lead Independent Director the Chairman of the Internal Control and Corporate Governance Committee (Mr. Guido Ferrarini).

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10. Additional Information—10.1 Corporate Governance”.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors.

Marco Tronchetti Provera:    Marco Tronchetti Provera was born in Milan, in 1948. Mr. Tronchetti Provera has been Telecom Italia’s Chairman since September 27, 2001. Mr. Tronchetti Provera began his career in 1973 working in the family maritime transport business and establishing a financial holding company. In 1986 he joined the Pirelli Group, a world leader in the production of tyres, energy and telecommunications infrastructure and in 1992 took over responsibility for operations. Mr. Tronchetti Provera is also Chairman of Pirelli & C. S.p.A., of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of Camfin S.p.A., of Marco Tronchetti Provera & C. S.a.p.a. and GPI—Gruppo Partecipazioni Industriali S.p.A., Deputy Chairman of Confindustria, a Director of “Luigi Bocconi” University, Chairman of the Council for Relations between Italy and the United States, of the Silvio Tronchetti Provera Foundation, member of the Italian Group of the Trilateral Commission, of the International Advisory Board of Allianz, of the International Council of J.P. Morgan, of the New York Stock Exchange European Advisory Committee and of the Assonime Steering Committee.

Gilberto Benetton:    Gilberto Benetton was born in Treviso, in 1941. Mr. Benetton has been Telecom Italia Deputy Chairman since September 27, 2001. He began his activity in 1965 with his brothers Giuliana, Luciano and Carlo. The Benetton Group is now active in 120 countries. Mr. Benetton is also Deputy Chairman of Olimpia S.p.A, Chairman of Edizione Holding S.p.A., Autogrill S.p.A., Ragione S.a.p.a., Verde Sport S.p.A., Deputy Chairman of Fondazione Benetton, Director of Benetton Group S.p.A., Pirelli & C. S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Lloyd Adriatico S.p.A., Autostrade S.p.A. and Aldeasa S.A..

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, in 1946. Mr. Buora has been Managing Director of Telecom Italia since November 7, 2001. He is also Managing Director of Pirelli & C. S.p.A.. He began working in finance with the BNL Group. Afterwards he became head of Finance and Administration at Merloni Finanziaria and Chief Financial Officer at Snia Viscosa. In 1984 he joined the Fiat Group. In 1989 he was appointed Deputy General Manager of Telettra and subsequently General Manager of the Benetton Group, a position he held until 1991. In November 1991 he joined the Pirelli Group as central manager for finance and administration and was appointed General Manager in 1992. In 1999 he became a general partner of Pirelli & C. S.a.p.a. and in 2001 was appointed Managing Director of Pirelli & C. S.p.A. Mr. Buora is also a Director of Pirelli & C. Real Estate S.p.A., of Olimpia S.p.A., of RCS Mediagroup S.p.A., of Ras S.p.A., and of Mediobanca S.p.A. Mr. Buora has been Deputy Chairman of F.C. Internazionale S.p.A..

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, in 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed Managing Director. He began his career in

Item 6. Directors, Senior Management and Employees	Directors

1986 as sales manager of Fininvest S.p.A.. Between 1988 and 1990 he was sales and marketing manager of the Italian branch of AT&T. In 1990 he joined the Olivetti Group, where he held various positions: in 1992 he was appointed Vice President of Organizzazione Oliservice, with responsibility for international clients and the commercial development of telecommunications services worldwide, and in 1994 of Olivetti Telemedia, with responsibility for commercial development and market expansion. In 1996 he was appointed Managing Director of Infostrada S.p.A. (with responsibility for the market, infrastructure and personnel functions) and was later appointed Managing Director of Italia On Line. In July 2001, Mr. Ruggiero joined the Telecom Italia Group as Head of the Telecom France Business Unit, responsible for managing and developing Telecom Italia Group’s business on the French market. Mr. Ruggiero has been Director of Safilo Group S.p.A. since October 24, 2005.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli Studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and Minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Comitato Venezia Internazionale, the Centro per la Proprietà Intellettuale di Venezia and the Fondazione Lorenzo Valla. He is also a Director of Banca Finnat Euroamerica, Edizione Holding S.p.A., Svimez-Roma, the Fondo per l’Ambiente Italiano (FAI).

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

Diana Bracco:    Diana Bracco was born in Milan, in 1941. Mrs. Bracco has been a Director of Telecom Italia since April 13, 2006. Graduated with a Degree in Chemistry from the University of Pavia where, in 2001, she was awarded an Honorary Degree in Pharmaceutical Science. Mrs. Bracco is currently Chairman and Managing Director of Bracco S.p.A.; Managing Director of Centro Diagnostico Italiano S.p.A.; Director of Humanitas S.p.A., CNR (National Research Council) and Assonime (Association for Italy’s Limited Liability Companies). She is also President of Assolombarda (Association of Firms in the Province of Milan), member of the General Council of Confindustria (Confederation of Italian Industry), member of the President’s Committee and past President of Federchimica (Italian Federation of the Chemical Industry), President of Confarma and Confindustria’s Mai Foundation for Research.

She was awarded the honorific title of Cavaliere del Lavoro in 2002; has an honorary degree in Medicine from the Università Cattolica del Sacro Cuore in Rome.

Domenico De Sole:    Domenico De Sole was born in Rome in 1944. Mr. De Sole has been a Director of Telecom Italia since May 6, 2004. In 1970 he moved to the United States, where he became a partner with the law firm of Patton, Boggs & Blow. In 1984 he joined the Gucci Group as Managing Director of Gucci America Inc. and in 1995 he became Managing Director for the entire Gucci Group as President and Managing Director of Gucci Group NV until April 2004. During this period Gucci Group was listed on the New York and Amsterdam stock exchanges (1995), beat off a hostile takeover bid (1999), acquired Yves Saint Laurent, Sanofi Beauteé and Sergio Rossi in 1999, Boucheron, Alexander McQueen and Bedat & Co in 2000 and Bottega Veneta, Stella McCartney and Balenciaga in 2001. Mr. De Sole is a Director of Delta Airlines (member of Finance and Governance Committees), of Bausch & Lomb (member of the Audit Committee) and Gap. Inc. (member of the Compensation Committee). He is a member of the Advisory Board of the Harvard Law School.

Item 6. Directors, Senior Management and Employees	Directors

Francesco Denozza:    Francesco Denozza was born in Turin in 1946. Mr. Denozza has been a Director of Telecom Italia since November 7, 2001. He is currently Chairman of the Board of Statutory Auditors of Siemens S.p.A. and Siemens Holding S.p.A.. Mr. Denozza is also Professor of Commercial Law at the University of Milan, lawyer and Co-editor of the legal review “Giurisprudenza Commerciale”. Mr. Denozza is the author of several publications.

Luigi Fausti:    Luigi Fausti was born in Ancona, in 1929. Mr. Fausti has been a Director of Telecom Italia since November 7, 2001. He is also Director of Monrif S.p.A., of Poligrafici Editoriale S.p.A. di Bologna, of Mediaset S.p.A. and Chairman of Patrimonio Immobiliare dello Stato S.p.A.. Mr. Fausti began his career in 1947 in Banca Commerciale Italiana where he was Executive Officer and General Director of several branches and subsequently became Managing Director of the bank in 1990, Vice-Chairman and Managing Director in 1994, Chairman in 1997 and Honorary Chairman in 1999. He received an “honoris causa” economics degree from Naples University.

Guido Ferrarini:    Guido Ferrarini was born in Genoa in 1950. Mr. Ferrarini has been a Director of Telecom Italia since June 12, 2001 and Lead Independent Director since September, 2004. Mr. Ferrarini obtained an LL.M. from Yale Law School in 1978. He is professor of law at the University of Genoa and Director of the Center of Law and Finance; he is also Chairman of TLX S.p.A. (a new Italian investment exchange) and Deputy Chairman of the European Corporate Governance Institute (ECGI), Brussels. From 2000 to 2004 he was member of the Board of Trustees of the International Accounting Standards Committee (IASC), London. Mr. Ferrarini is an independent Director of Autostrade S.p.A. and of Assogestioni (the Italian Asset Managers Association). He is the author of several publications and articles in the fields of financial, corporate and business law. He was a Visiting Professor at the Colombia Law School, Hamburg University, New York University Law School and University College of London. Mr. Ferrarini is co-editor of the Rivista delle Società (Giuffrè) and editor of ECGI Law Working Papers.

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

Enzo Grilli:    Enzo Grilli was born in Casarza Ligure (Genoa), in 1943. Mr. Grilli has been Director of Telecom Italia since April 7, 2005. He is also Professor of International Economics at the School of Advanced International Studies of the Johns Hopkins University in Washington D.C.. From 1993 to 1996, he was Executive Director of the World Bank, where he previously worked as Head Economist and Director of Development Policies. From 1997 to 1999, he was Executive Director of the International Monetary Fund. He has been member of the Board of Directors of TIM S.p.A. since 2001. Currently, he is also Director of Generali S.p.A.

Vittorio Merloni:    Vittorio Merloni was born in Fabriano (Ancona), in 1933. Mr. Merloni has been a Director of Telecom Italia since April 13, 2006. Graduated with a degree in Economics and Commerce, since 1960 he has worked in the family business: he is currently Chairman of the Board Of Directors of Indesit Company S.p.A.

Item 6. Directors, Senior Management and Employees	Directors

(formerly Merloni Elettrodomestici S.p.A.) and its parent company Fineldo S.p.A.. He is also member of the General Council and Executive Committee of Confindustria (Confederation of Italian Industry) and Assonime (Association for Italy’s Limited Liability Companies); a past President of both organizations, and member of Censis (Centre for Social Studies and Policies), the Council for Relations between Italy and the United States and Borsa Italianas Corporate Governance Committee. He was awarded the honorific title of Cavaliere del Lavoro in 1984 and an honorary degree in Engineering from the Milan Polytechnic in 2001.

Gianni Mion:    Gianni Mion was born in Vó (Padova), in 1943. Mr. Mion has been a Director of Telecom Italia since November 7, 2001. He is currently Managing Director of Edizione Holding S.p.A.; Director of Benetton Group S.p.A., Autogrill S.p.A., 21-Investimenti, Autostrade S.p.A., Cartiere Burgo S.p.A., Luxottica Group S.p.A., Olimpia S.p.A., Schemaventotto S.p.A.. Mr. Mion is also a Registered Auditor.

Massimo Moratti:    Massimo Moratti was born in Boscochiesanuova (Verona), in 1945. Mr. Moratti has been a Director of Telecom Italia since November 7, 2001. He is also Director of Angelo Moratti—di Gianmarco e Massimo Moratti & C. S.a.p.a., Managing Director of Saras S.p.A. Raffinerie Sarde, Chairman of Sarint S.A., Director of Interbanca S.p.A. and of Pirelli & C. S.p.A..

Marco Onado:    Marco Onado was born in Milan in 1941. Mr. Onado has been a Director of Telecom Italia since May 6, 2004. He was a professor at the University of Modena from 1972 to 1984, then at the University of Bologna until 2001. Currently he teaches at “Luigi Bocconi” University. He has been a Visiting Professor at the University College of North Wales and Brown University in Providence, Rhode Island. From 1993 to 1998 he was a CONSOB Commissioner and in this capacity he was a member of the Draghi Committee for the reform of company law and of the Euro Committee. He also participated in the work of the International Organization of Securities Commissions (IOSCO). He was also a consultant to the Preda Committee, which drafted the Code of Conduct for listed companies in 2000 and the updated version in 2002. He is a member of the Società Italiana degli Economisti and of the Scientific Committee of the Prometeia—Associazione per le Previsioni Econometriche. He also sits on the editorial board of several specialized reviews and is a columnist for the financial newspaper “Il Sole 24 Ore”. During his career he has been a director of various financial institutions. He has been Chairman of Pioneer Global Asset Management S.p.A. (Unicredit Group) since December, 2004 and Director of Prometeia S.r.l..

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

Pasquale Pistorio:    Pasquale Pistorio was born in Agira (Enna), in 1936. Mr. Pistorio has been a Director of Telecom Italia since May 6, 2004. Pasquale Pistorio spent the first 17 years of his career at Motorola before taking the helm of ltaly’s SGS Microelettronica in 1980. In May 1987, SGS and France’s Thomson Semiconducteurs merged to create SGS-THOMSON Microelectronics, now ST Microelectronics N.V.. Under Pasquale Pistorio’s guidance, ST Microelectronics established itself as a broad range manufacturer and rose through the world semiconductor ranks from number 15 in 1987 to one of the top five companies in the industry.

In the last 25 years, Pasquale Pistorio has championed the cause of Europe’s mìcroelectronics industry and has been on the Board of MEDEA+ and Chairman of the European Union’s Technology Platform (ENIAC). He has also been a firm advocate of corporate social responsibility, especially in the environmental field, for ethical and social reasons, as well as his conviction that environmentally friendly companies are more competitive. He has been a member of the United Nations Task Force dedicated to bridging the Digital Divide.

Since May 2004 PasquaIe Pistorio was called to take the position of Deputy Chairman for Research and Innovation of Confindustria, the Confederation of Italian Industrialists and in this role he is a staunch advocate of research as a top priority for the political agenda of the country. In November 2005, Pistorio was also appointed Deputy Chairman for European Affairs of Confindustria. He is also a Director of the Boards of Fiat Group and Chartered Semiconductors (Singapore).

Item 6. Directors, Senior Management and Employees	Directors

Throughout his career Pasquale Pistorio has received numerous awards and honors for his achievements. Upon his retirement as President and CEO of STMicroelectronics N.V. on March 18, 2005, Pistorio was appointed Honorary Chairman of the Company.

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, in 1952. Mr. Puri Negri has been a Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A. and Olimpia S.p.A.. He is Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A., Deputy Chairman of Camfin S.p.A. and Pirelli & C. S.p.A.. He is Deputy Chairman and Managing Director of Pirelli & C. Ambiente S.p.A.. Since 2003 Mr. Puri Negri has been a Director of Istituto Europeo di Oncologia S.r.l. and a member of Real Estate Int. Advisory Board of Harvard University. He is also Director and Executive Committee member of Capitalia S.p.A.. Since 2004 Mr. Puri Negri is also Director of Fondazione Cerba and Assoimmobiliare (real estate industrial association in Italy) and member of the Residential Conditions Commission appointed by the Ministry of Public Infrastructures.

Luigi Roth:    Luigi Roth was born in Milan in 1940. Mr. Roth has been a Director of Telecom Italia since May 6, 2004. He began his career in the Pirelli Group, which he left to join Metropolitana Milanese as head of the Planning Department. From 1980 onwards he ran a number of medium-sized firms in the manufacturing and property sectors as General Manager or Managing Director. From 1986 until 1993 he was Managing Director of Finanziaria Ernesto Breda S.p.A. and then, until 2001, Chairman and Managing Director of Breda Costruzioni Ferroviarie S.p.A.. In addition, from 1996 to 1998 he was also Chairman of Società Ferrovie Nord Milano S.p.A. and Società Ferrovie Nord Milano Esercizio S.p.A.. From May 1998 to December 2000, Mr. Roth was managing director of Ansaldo Trasporti S.p.A. and set up the Transport Sector of Finmeccanica S.p.A.. In January 2001 he became Chairman of the Milan Fair Foundation, which controls Fiera Milano S.p.A. and Sviluppo Sistema Fiera. He is Chairman of Terna S.p.A. and Deputy Chairman of Cassa Depositi e Prestiti S.p.A..

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of May 10, 2006, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Marco Tronchetti Provera	58	Executive Chairman	2001
Carlo Orazio Buora	60	Managing Director	2001
Riccardo Ruggiero	45	Managing Director of Operations	2005
		General Manager of Telecom Italia	2002
Giuseppe Sala	48	General Manager of Telecom Italia	2003
		Head of Top Client and Customer Service of Operations	2005

Central Functions:
Gustavo Bracco	58	Head of Human Resources and Organization	2001
Enrico Parazzini	62	Head of Finance, Administration and Control	2001
Francesco Chiappetta	45	General Counsel	2002
		Head of Corporate and Legal Affairs	2005
Germanio Spreafico	53	Head of Purchasing	2001

Operation Functions:
Stefano Pileri	50	Chief Technology Officer	2005
		Head of Technology	2005
Luca Luciani	38	Head of Sales	2005
Massimo Castelli	46	Chief Marketing Officer	2005
		Head of Market Development	2005

Businnes Units:
Enrico Parazzini	62	Head of Media Business Unit	2003
		Managing Director of Telecom Italia Media	2003

The following are the selected biographical data of the executive officers, other than Directors:

For the biographical data of Mr. Tronchetti Provera, Mr. Buora and Mr. Ruggiero, please see above under “—6.1 Directors”.

Gustavo Bracco:    Mr. Bracco was born in Turin, Italy, in 1948. On October 1, 2001, he became Head of Telecom Italia Group Human Resources. Mr. Bracco began his career at Fiat in 1972, working for the Trade Union Relations Central Management. In 1976, he was appointed Personnel Manager at the Mirafiori factory. In 1977, he transferred to Toro Assicurazioni as Head of Industrial Relations and Labour Disputes, under the aegis of Central Personnel Management. He joined the Turin Industrial Union in 1979, where he worked until 1982, initially at the Research Office before moving to the Trade Union Service, where he rose through the ranks to the position of Head. Between 1983 and 1987, he worked at Cinzano, Saiag and Carello, with responsibility for Personnel and External Relations. In 1988, he returned to the Fiat Group as Head of Personnel and Organization at the Engine Control Division. He took on the same role at CEAC in 1991 and at Fidis in 1994. He was appointed Head of Group Trade Union Relations in 1996. In 1998, Mr. Bracco went to work in London for New Holland as Head of Personnel and Organization, a position he subsequently filled in Chicago for Case-New Holland. He joined Pirelli in December 2000 as Group Head of Human Resources. Mr. Bracco is Chairman of Telecom Italia Learning Services S.p.A. and Director of Telecom Italia Audit and Compliance Services S.c.a.r.l..

Massimo Castelli:    Mr. Castelli was born in Rome, in 1959. On October 5, 2005, Mr. Castelli was appointed Telecom Italia S.p.A. Chief Marketing Officer. Mr. Castelli began his career in 1985 in Olivetti S.p.A., Commercial Division Italia, Marketing. In 1996 Mr. Castelli was appointed Vice President Marketing in Infostrada. Mr. Castelli began his career in Telecom Italia Group on October 10, 2001, when he was appointed Vice President Marketing of Wireline; in 2004 he became Executive Vice President Marketing & Sales of Telecom Italia Mobile and, on April 15, 2005, Chief Operating Officer of Tim Italia S.p.A..

Item 6. Directors, Senior Management and Employees	Executive Officers

Francesco Chiappetta:    Mr. Chiappetta was born in Rome, Italy, in 1960. Mr. Chiappetta was appointed Telecom Italia S.p.A. General Counsel on August 1, 2002 and Head of Corporate and Legal Affairs since November 25, 2005. He is also the Secretary to the Telecom Italia Board of Directors. Mr. Chiappetta began his career in 1983 at CONSOB, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian Corporations, with responsibility for company law and capital markets. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2005 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he his also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe). Since April 2005, Mr. Chiappetta is a member of the Corporate Governance Advisory Group, a group of experts recently established by the European Commission.

Luca Luciani:    Mr. Luciani was born in Padova, in 1967. Since October 5, 2005, Mr. Luciani has been Responsible for the Indirect Sales channels of the Group. Mr. Luciani began his career in Procter & Gamble in 1990; in 1994, he became Consulting Manager of Bain & Company Consulting and in 1998 Group Controller of Enel Group. He joined the Telecom Italia Group in 1999 as Group Controller; in 2002 he was appointed Chief Financial Officer of TIM and, in 2003, he was appointed Executive Assistant to the Chairman of Telecom Italia. In 2004 he became Responsible for Marketing activities of Telecom Italia Mobile S.p.A. and from 2004 he was Responsible for IT and Network Services and coordination of International activities. In 2005, he was appointed Chief Marketing Officer of TIM.

Enrico Parazzini:    Mr. Parazzini was born in Milan, Italy, in 1944. Since August 1, 2003 he has been Managing Director of Telecom Italia Media, maintaining also his position as Chief Financial Officer of the Telecom Italia Group. Since October 1, 2001 he has been CFO of the Telecom Italia Group. After graduating in Economy and Commerce at Milan’s “Luigi Bocconi” University, he commenced his professional career in 1968 as Junior Auditor at Arthur Andersen and in 1969 changed to General Electric, where he worked in the Finance Department. In 1970 he passed to Honeywell Information Systems Italia, a company where in the course of the next twenty years he held positions of growing responsibility: Financial Planning Director from 1975 to 1980; Director of Administration and Control from 1981 to 1986 and Chief Financial Officer from 1987 to 1990. A year later, following the disposal of Honeywell’s activities to Bull, Mr. Parazzini was appointed General Manager of Administration, Control, Information Technology Systems and Logistics. In May 1992 he joined Pirelli as Director of Planning and Control (Group Controller), and participated to the turnaround of the Group and, more particularly, to the reorganization of the planning and control system. Between 1996 and 1999 he was in charge of Planning and Control, Administration, Group Purchases and Risk Management. In 2000 he was appointed Chief Financial Officer of Pirelli’s Cable and Systems Sector. From 1994 to 2000 he was visiting lecturer at the “Luigi Bocconi” University for the course on Planning and Control in Multinational Groups; since 2002 he has been acting as Professor for the Master in Corporate Finance at the “Luigi Bocconi” University’s Management School (Scuola di Direzione Aziendale—SDA).

Stefano Pileri:    Mr. Pileri was born in Rome in 1955. He has been in SIP (Italian Telecom Operator) since 1982 where he assumed growing responsibilities, during the years, in the Network Management Systems Department. From 1993 to 1994 he was responsible for the Network Development and Operations in the Emilia-Romagna region, and in 1997 he became Responsible for Network Planning, Engineering and Marketing in the Network Division of Telecom Italia. In March 1998 he became Responsible of the Telecom Italia Wireline Network and in June 2005 he was also appointed Chief Technology Officer of the Telecom Italia Group, directly reporting the Chairman, with the responsibility to drive and coordinate the fixed-mobile integration and the overall technological network development.

Giuseppe Sala:    Mr. Sala was born in Milan, Italy, in 1958. He was appointed General Manager Top Clients & Customer Services of Telecom Italia Group on October 5, 2005. Mr. Sala began his career at Pirelli in 1983 at the Planning and Control Department. Over the next 10 years he was promoted through the company, holding the position of Planning and Control Manager and Head of Administration and Control. In 1994 he was appointed Head of Strategic Planning and Control of Pirelli’s Tyres Sector. In 1998, Mr. Sala became Managing Director of Pirelli S.p.A. Tyres Italian Division, and in 2001 he filled the position of Senior Vice President Operations—Tyres Sector of Pirelli’s Group. During 2002 he held the position of Chief Financial Officer of TIM S.p.A.. In October 2002

Item 6. Directors, Senior Management and Employees	Executive Officers

he was appointed Assistant to the Chairman of the Telecom Italia Group. He became General Manager of the Wireline Business Unit of Telecom Italia in June 2003.

Germanio Spreafico:    Mr. Spreafico was born in Lecco, in 1952. He was appointed Head of Telecom Italia Group Purchasing on October 1, 2001. He began his career in 1977 at the Pirelli Financial Division, where he worked for 10 years, during which time he was promoted through various positions in domestic and international finance and ultimately took charge of Italian market financial operations. Subsequent to this he moved to the Cable sector, initially as Chief Financial Officer of the Italian company, before taking on the same role for the French company. In 1997, he became Chief Financial Officer of the Group Cable Industry Holding Company, where he also took on the position of Chief Purchasing Officer. At the present time, Mr. Spreafico is Chairman of Telenergia S.r.l., Consorzio Energia, Olivetti Multiservices S.p.A. and Deputy Chairman of Pirelli Cavi & Sistemi S.p.A., the holding company for the Pirelli group Cable division, of which he was Head of Administration and Control and, from February 2000, Head of Purchasing.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Auditors as of May 10, 2006, including the Alternate Auditors, with their respective positions and year of appointment. The current Telecom Italia Board of Auditors was appointed by the shareholders’ meeting on April 13, 2006.

Name	Position	Appointed
Paolo GOLIA(1)(2)	Chairman	2006
Stefano MEROI(1)	Auditor	2006
Salvatore SPINIELLO(3)	Auditor	2006
Ferdinando SUPERTI FURGA(3)	Auditor	2006
Gianfranco ZANDA(4)	Auditor	2006
Enrico LAGHI(3)	Alternate Auditor	2006
Enrico Maria BIGNAMI(1)(2)	Alternate Auditor	2006

(1)	Elected by minority shareholders.

(2)	Reappointed in 2006; member of the Board of Auditors since 2000.

(3)	Reappointed in 2006; member of the Board of Auditors since 2003.

(4)	Reappointed in 2006; member of the Board of Auditors since 1997.

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Paolo Golia	—
Stefano Meroi	—
Salvatore Spiniello	Director of Fondiaria Sai S.p.A. and Immobiliare Lombarda S.p.A.; member of the Board of Auditors of Edison S.p.A., Telecom Italia Media S.p.A. and Unicredit Banca S.p.A..
Ferdinando Superti Furga	Director of Parmalat S.p.A. and Risanamento S.p.A.; member of the Board of Auditors of Arnoldo Mondadori Editore S.p.A. and Edison S.p.A..
Gianfranco Zanda	—

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

As a result, the Ernst & Young audit network presently is the sole audit firm for all of the companies of the Telecom Italia Group.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2004 and 2005 by Business Unit:

	Number of employees as of December 31,
	2004	2005
Wireline	54,090	55,990
Mobile	18,743	20,767
Media	1,077	886
Olivetti	2,109	1,750
Other activities	6,601	6,091

Consolidated Total	82,620	85,484

As of December 31, 2005, the Telecom Italia Group employed 86,531 employees (94,022 units at December 31, 2004) including 1,047 units (11,042 employees at December 31, 2004) relating to discontinued operations/assets held for sale.

The following table summarizes the changes during the year 2005 relating to the number of employees:

	Changes during the year
Employees at December 31, 2004(*)	Hired	Terminated employment	Increase of temporary employment	Change in scope of consolidation	Total changes	Employees at December 31, 2005(*)
94,022	7,735	(5,603)	732	(10,355)	(7,491)	86,531

(*)	Include 2,650 and 3,382 temporary employees at December 31, 2004 and 2005, respectively.

As of December 31, 2005, the Telecom Italia Group had 86,531 employees. Compared to December 31, 2004 total employment was lower by 7,491, mainly attributable to the following factors:

•

the hiring of 7,735 employees (of which 514 relating to discontinued operations/assets held for sale), the terminations of 5,603 employees (of which 576 relating to discontinued operations/assets held for sale), and the increase of 732 temporary employees;

•	the sale of the Entel Chile group (a decrease of 4,166 units), the Finsiel group (a decrease of 3,972 units), the TIM Hellas (a decrease of 1,495 units) and TIM Perù (a decrease of 653 units);

•

the changes in the scope of consolidation as a result of the acquisition of Liberty Surf Group (an increase of 614 units), the setting up of TI Sparkle France (an increase of 24 units), the sales of Televoice (a decrease of 169 units), Innovis (a decrease of 222 units), Cell-Tell (a decrease of 112 units), Databank (a decrease of 86 units), Med 1IC-1 (a decrease of 14 units), as well as the sale of the “Territorial security centers” business segment to Tecnosis S.p.A. by the Parent company (a decrease of 104 units).

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2005 broken down by geographical area and function:

	Executives	Middle Management	White collars	Blue collars	Temporary employees	Total
Italy	1,395	4,227	63,786	660	1,919	71,987
Rest of Europe	46	210	1,781	1	782	2,820
North America	4	26	18	2	—	50
Central and South America	28	414	9,475	6	681	10,604
Australia, Africa and Asia	3	12	8	—	—	23

Telecom Italia Group Total	1,476	4,889	75,068	669	3,382	85,484

Item 6. Directors, Senior Management and Employees	Employees

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

Approximately 2% of the Group’s employees held executive positions on December 31, 2005.

Employment contracts for managerial staff are governed by a national collective agreement that expired in December 2003 and was renewed in November 2004. This new agreement applies through 2008.

The national collective agreement for non-managerial staff expired in December 2004.

In December 2005, after nearly a year of negotiations, a draft agreement has been signed between ASSTEL (Assotelecomunicazioni) and Trade Unions on renewal of the National Collective Labour Agreement for telecommunication service businesses. The regulation section of CCNL relative to TLC, effective up to December 31, 2008, has been adapted to the most significant new concepts introduced by Legislative Decree No. 276/03 concerning the labour market, and those introduced by specific legislation on working hours; the economic section of the agreement, on the contrary, will be effective up to December 31, 2006.

In May 2005, an agreement was signed with Trade Unions to redefine the entire corporate participatory and representative system. The principle of the participatory model has been confirmed as the tool to reconcile objectives aimed at safeguarding workers as well as the company’s competitiveness.

In November 7, 2005, after a few months of negotiation, an agreement was reached with Trade Unions on the development and reorganization plan for the three-year period of 2005–2007. The agreement signed by the parties is based on the industrial project for the integration of the fixed and mobile telephony businesses.

The agreement with Trade Unions also identifies certain tools aimed at ensuring the correct occupational dimension and the necessary professional remix, such as the targeted introduction of new resources, the professional and intercompany mobility and the collective reduction of employees.

During 2005, the Telecom Italia Group performed activities relating to Internal Communication (e.g. magazine, newsletters, and a new Intranet Portal), Employee Satisfaction (the partecipation to the people satisfaction survey in the first quarter of the 2006 was of 73% of Telecom Italia Group in the world; the satisfaction rate was in Italy of 6.21 on a 1 to 10 range base) and Training (2 million hours for the Italian Personnel).

Assilt, the health care fund for Telecom Italia Group employees, reimburses the medical expenses of 215,000 people, of which 68,000 retired people and their families.

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

The General Shareholders’ Meeting held on April 7, 2005, increased (exclusively for the second and third year of the Board’s mandate) the maximum total annual gross amount of the directors’ remuneration to €3,000,000, taking into account the increased size of the Board of Directors (from 19 to 21 members).

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2005 to the members of the Board of Directors of Telecom Italia was €29,785,000.

Such overall amount is presently distributed as follows:

•	€114,000 to each director in office;

•	an additional €63,000 to each of the members of the Internal Control and Corporate Governance Committee;

•	an additional €52,000 to each of the members of the Remuneration Committee;

•	an additional €20,000 to be paid to each of the members of the Strategy Committee other than the Chairman of the Board and the Managing Director Carlo Orazio Buora; and

•

an additional €20,000 to be paid to the director appointed to the Supervisory Panel set up under Legislative Decree No. 231/2001 (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System”).

The following table lists the Directors who served during 2005 and their respective compensation as of December 31, 2005. The compensation relates only to the period of 2005 in which they served as set forth below:

Name	Position	Period	Compensation base		Bonus		Non cash benefit		Other Compensation
					(thousand of Euro)
Marco TRONCHETTI PROVERA	Chairman of the Board of Directors	1/1-12/31/2005	2,314	(1)			2,900	(2)
Gilberto BENETTON	Deputy Chairman	1/1-12/31/2005	114
Carlo Orazio BUORA	Managing Director	1/1-12/31/2005	2,077	(1)			2,250	(3)	80(4)
Marco DE BENEDETTI(*)	Managing Director	4/7-10/05/2005	94	(1)(5)			2,856	(6)	8,597(7)
Riccardo RUGGIERO	Managing Director General Manager	1/1-12/31/2005	554	(1)(8)	5	(9)	4,527	(10)	982(11)
Paolo BARATTA	Director	1/1-12/31/2005	166	(12)
John Robert Sotheby BOAS	Director	1/1-12/31/2005	114
Giovanni CONSORTE	Director	1/1-12/31/2005	114
Francesco DENOZZA	Director	1/1-12/31/2005	177	(13)
Domenico DE SOLE	Director	1/1-12/31/2005	197	(14)
Luigi FAUSTI	Director	1/1-12/31/2005	166	(12)
Guido FERRARINI	Director	1/1-12/31/2005	197	(15)
Jean Paul FITOUSSI	Director	1/1-12/31/2005	114
Enzo GRILLI	Director	4/7-12/31/2005	85						57(16)
Gianni MION	Director	1/1-12/31/2005	114	(17)					95(17)(18)
Massimo MORATTI	Director	1/1-12/31/2005	114
Marco ONADO	Director	1/1-12/31/2005	197	(14)
Renato PAGLIARO	Director	1/1-12/31/2005	114	(19)
Pasquale PISTORIO	Director	1/1-12/31/2005	186	(20)
Carlo A. PURI NEGRI	Director	1/1-12/31/2005	114
Luigi ROTH	Director	1/1-12/31/2005	114

(*)	Resigned as a director on October 5, 2005.

(1)	The amount includes the remuneration ex art. 2389, paragraph 3, of the Italian Civil Code.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

(2)

This refers to variable remuneration ex art. 2389 paragraph 3 of the Italian Civil Code for the year 2004, paid in 2005 since it was subject to reaching a consolidated operating income 2004 budget target, with a positive EVA change, and an extraordinary bonus voted by the Telecom Italia S.p.A. Board of Directors’ meeting of April 7, 2005. With regard to 2005, the Board of Directors has anticipated additional remuneration of euro 1,400,000.00 (unchanged compared to 2004) the payment of which, in 2006, is subject to reaching a consolidated operating income 2005 budget target, with a positive EVA change.

(3)

This refers to variable remuneration ex art. 2389 paragraph 3 of the Italian Civil Code for the year 2004, paid in 2005 since it was subject to reaching a consolidated operating income 2004 budget target, with a positive EVA change, and an extraordinary bonus voted by the Telecom Italia S.p.A. Board of Directors’ meeting of April 7, 2005. With regard to 2005, the Board of Directors has anticipated additional remuneration of euro 1,250,000.00 (unchanged compared to 2004) the payment of which, in 2006, is subject to reaching a consolidated EBIT 2005 budget target, with a positive EVA change.

(4)

Remuneration for the post of Chairman of Telecom Italia Mobile S.p.A. for the period January 1 to June 30, 2005 and for the post of Chairman of Tim Italia S.p.A., not received but paid over to Telecom Italia S.p.A..

(5)	The amount relating to remuneration ex art. 2389, section 1, of the Italian Civil Code was paid to Telecom Italia S.p.A..

(6)	The amount includes remuneration paid in respect of Management By Objectives (MBO) and Long-Term Incentives (LTI).

(7)

The amount includes remuneration paid upon termination of the employment relationship with Telecom Italia and with Tim Italia, the amount relating to gross remuneration as an employee, comprised of a lump-sum payment of the variable compensation relating to the year 2005, amounts relating to remuneration ex art. 2389 paragraphs 1 and 3 of the Italian Civil Code received in Telecom Italia Mobile S.p.A. and in Tim Italia S.p.A., extraordinary remuneration ex art. 2389 paragraph 3 of the Italian Civil Code as the CEO of Telecom Italia Mobile S.p.A., and the remuneration received as a member of the Supervisory Panel under Law No. 231/2001 of Progetto Italia S.p.A.. The amounts ex art. 2389 paragraph 1 of the Italian Civil Code are paid over to Telecom Italia S.p.A..

(8)	The amount relating to remuneration ex art. 2389, section 1, of the Italian Civil Code is not paid to the individual.

(9)	The amount includes the conventional amount of accident insurance.

(10)

The amount includes the remuneration paid in respect of Management By Objectives (MBO) and Long-Term Incentives (LTI), the retention payment plan installment and remuneration consisting of the extraordinary bonus ex art. 2389 paragraph 3 of the Italian Civil Code.

(11)

The amount includes gross employment income and the compensation ex art. 2389 paragraph 1 of the Italian Civil Code for the post of CEO held in Tim Italia S.p.A. during the period October 5 to December 31, 2005 paid over to Telecom Italia.

(12)	The amount includes the remuneration paid as a member of the Remuneration Committee.

(13)	The amount includes the remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

(14)	The amount includes the remuneration paid as a member of the Committee for Internal Control and Corporate Governance and the Strategies Committee.

(15)	The amount includes the compensation paid as a member of the Committee for Internal Control and Corporate Governance and a member of the Supervisory Panel under Legislative Decree No. 231/2001.

(16)

The amount includes remuneration as a Director and member of the Remuneration Committee in Telecom Italia Mobile S.p.A. (January 1 to June 30, 2005) and as a Director in Tim Italia S.p.A. (January 1 to April 7, 2005).

(17)	Remuneration not received but paid over to Edizione Holding.

(18)

The amount includes the remuneration paid for the post of Deputy Chairman in Telecom Italia Mobile (January 1 to June 30, 2005), Deputy Chairman in Tim Italia S.p.A. (January 1 to December 31, 2005) and Director in Telecom Italia Media S.p.A. (January 1 to April 3, 2005).

(19)	Remuneration not received but paid over to Mediobanca.

(20)	The amount includes the remuneration received as a member of the Remuneration Committee and the Strategies Committee.

The compensation received by Mr. Buora, Mr. Mion, Mr. De Benedetti and Mr. Grilli, in their capacity as directors of TIM S.p.A. in 2005, up to the merger of the company with and into Telecom Italia is presented in the preceding table under “other remuneration”, since they are directors of the parent Telecom Italia S.p.A..

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

The following tables list the stock options held by Mr. Ruggiero and Mr. De Benedetti. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for General Managers. The compensation in the form of stock options for Mr. Ruggiero and Mr. De Benedetti was disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2005. See also below “—6.7 Options to Purchase Securities from Registrant”.

		Options held at the beginning of 2005			Options granted during 2005			Options exercised during 2005			Options expired in 2005	Options held at the end of 2005
Name	Post held	Number of options(*)	Average exercise price(**)	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options(*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= 1+4-7-10	(12)	(13)
Riccardo Ruggiero	M.D./ G.M.	750,000	3.177343	2007								750,000	3.177343	2007
		200,000	2.788052	2010								200,000	2.788052	2010

(*)	Each option allows the subscription of 3.300871 Telecom Italia Ordinary Shares.
(**)	The average exercise price is the subscription price of Telecom Italia Ordinary Shares deriving from the exercise of options.

		Options held at the beginning of 2005			Options granted during 2005			Options exercised during 2005			Options expired in 2005	Options held at the end of 2005
Name	Post held	Number of options	Average exercise price(**)	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options(*)	Average exercise price	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= 1+4-7-10	(12)	(13)
Marco De Benedetti	G.M.	566,667	3.710983	2008								566,667	3.710983	2008
		1,000,000	3.277457	2008								1,000,000	3.277457	2008

(*)	Each option allows the subscription of 1.73 Telecom Italia Ordinary Shares.
(**)	The average exercise price is the subscription price of Telecom Italia Ordinary Shares deriving from the exercise of options

Following the merger of TIM with and into Telecom Italia, each original TIM option entitles the holder to subscribe to 1.73 Ordinary Shares; the subscription price of the shares has been modified dividing the original exercise price by the assignment ratio (1.73). The value of the average exercise price indicated in the table is the subscription price of the shares.

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2005 to the Company’s executive officers was €31,978,728.

The contracts with executive officers of Central Functions and General Manager Giuseppe Sala contain the following clauses:

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

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The annual compensation attributed to the Board of Auditors in office during 2005 was established by Olivetti’s General Shareholders’ Meeting of May 26, 2003 at €116,000 for each Auditor and €155,000 for the Chairman; such amounts were revised by Telecom Italia’s General Shareholders’ Meeting of May 6, 2004 and increased, respectively, to €128,000 for each Auditor and €171,000 for the Chairman of the Board.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2005 to the members of the Board of Auditors was €881,000.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

The following table sets forth the members of the Board of Auditors in office during 2005 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2005:

Name	Position	Period	Compensation base		Bonus	Non cash benefit	Other compensation
			(thousand of Euro)
Ferdinando SUPERTI FURGA	Chairman	1/1—12/31/2005	191	(1)
Rosalba CASIRAGHI	Acting Auditor	1/1—12/31/2005	128
Paolo GOLIA	Acting Auditor	1/1—12/31/2005	128
Salvatore SPINIELLO	Acting Auditor	1/1—12/31/2005	128				32	(2)
Gianfranco ZANDA	Acting Auditor	1/1—12/31/2005	128				146	(3)

(1)	The amount includes the remuneration paid as member of the Supervisory Panel (Legislative Decree No. 231/2001).

(2)	Remuneration for the office of Acting Statutory Auditor in Telecom Italia Media S.p.A..

(3)

Remuneration for the office of Chairman of the Board of Statutory Auditors in the subsidiary IT Telecom S.p.A. and Acting Auditor in the subsidiaries Finsiel S.p.A. (for the period 1/1-6/28/2005), Telecom Italia Mobile S.p.A. (for the period 1/1-6/30/2005) and Tim Italia S.p.A..

The compensation received by Mr. Zanda, in his capacity as auditor of TIM S.p.A. in 2005, up to the merger of the company with and into Telecom Italia, was €37,192.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Some listed companies of the Group have awarded forms of stock incentives to their employees (managers and middle management) using stock options plans.

At the end of 2005, the existing stock options plans relate to options which give the right to the subscription of Telecom Italia Ordinary Shares (including the options at one time granted to TIM S.p.A.) and Telecom Italia Media ordinary shares.

For further details, please see “Note 39—Other Information” of the Notes to the Consolidated Financial Statements.

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

The Agreements have a duration of three years and can be renewed at each expiration date.

The Agreements with the Banks have a duration of three years and can be renewed at each expiration date. The renewal period is two years. On April 24, 2004, a notice was published stating that the Agreements with the Banks were renewed until October 4, 2006. With letters dated respectively March 27 and March 28, 2006, Intesa and Unicredit notified Pirelli of their withdrawal, effective as from October, 2006 and the exercise of their right to sell Pirelli their entire holdings in Olimpia for a consideration of approximately €585 million each, in line with the carrying value.

The Agreements with Hopa had a three-year term as from May 9, 2003, subject to extension by mutual agreement of the parties. With letter dated February 6, 2006, Pirelli, Edizione Holding S.p.A., Edizione Finance International S.A., Unicredit, Intesa and Olimpia notified Hopa of their withdrawal, effective as from May, 2006; as a result, the Agreements with Hopa have been terminated. According to the Agreements with Hopa there are now a number of possible outcomes: the partial demerger of Olimpia takes place and Olimpia may cause the partial demerger of Holinvest; in the event of any such partial demerger transactions, Hopa would receive its proportional share of Olimpia’s assets and liabilities (determined in accordance with the Agreements with Hopa) and Olimpia would receive its proportional share of Holinvest’s assets and liabilities (determined in accordance with the Agreements with Hopa); in addition Hopa would receive a premium in the lump sum of €208,000,000. However, in addition to the foregoing, within fifteen business days from the termination of the Agreements with Hopa, instead of the demerger of Olimpia, the Former Olimpia Shareholders may choose to liquidate Hopa (and therefore buy the pro-quota of Hopa’s entire holding in Olimpia) with a payment in cash at market prices; correspondingly, instead of the demerger of Holinvest, Hopa may liquidate Olimpia (and therefore buy Olimpia’s holding in Holinvest) with a payment in cash at market prices. As of the date of this Annual Report, the Former Olimpia Shareholders and Hopa have not yet determined which option under the Agreements with Hopa will be pursued.

The Agreements and the Agreements with the Banks deal with the nomination of the Board of Directors of Olimpia, Olivetti, Old Telecom Italia (now Telecom Italia, as the company resulting from the Merger) and SEAT (now Telecom Italia Media) and identify certain issues on which the board resolutions of such companies have to be taken in accordance with the provisions of the Agreements and the Agreements with the Banks. The Agreements and the Agreements with the Banks also discuss the rules for the resolution of disagreements among the contracting parties on key issues (so-called deadlock situations). In addition, the Agreements and the Agreements with the Banks govern the consequences among the parties of any change in the structure of control of Pirelli (in the Agreements with the Banks) and of Edizione or of Pirelli (in the Agreements); and grant the parties the right to purchase or sell Olimpia shares in the event of a withdrawal of a party from the agreements.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

The provisions relating to the nomination of the members of the Boards of Directors of Olivetti, Old Telecom Italia and Telecom Italia Media are set forth below. In connection with the composition of the Boards of Directors of such companies, the parties to the Shareholders’ Agreements have agreed to use their best efforts, within the limits established by law, in order to cause:

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

The nomination rights of Banca Intesa S.p.A. and UniCredito Italiano S.p.A. will fall away after their withdrawal becomes effective.

Telecom Italia is not subject to direction and coordination pursuant to Article No. 2497 et seq. of the Italian Civil Code nor to the control of any person pursuant to Article No. 93 of the Consolidated Law. Olimpia is the largest shareholder in Telecom Italia, with a stake equal to, as of May 10, 2006, approximately 18%. Under the “voto di lista” system for the election of directors, a shareholder or group of shareholders owning 1% or more of the shares may put forward a slate of directors for election to the Board. As a result of this system 15 of the directors elected at the shareholders’ meeting of May 6, 2004 were candidates put forward by Olympia. The “voto di lista” system did not apply in the Shareholders’ Meeting held on April 7, 2005, that increased the number of directors from 19 to 21, and to the Shareholders’ Meetings held on April 13, 2006, that replaced two directors who had resigned in the meantime. See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Appointment”.

There are no arrangements known to the Company the operation of which may result in any shareholder obtaining a controlling interest in Telecom Italia.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

The following table shows the ownership of Telecom Italia and Telecom Italia Media shares, as of May 10, 2006, by the Directors of Telecom Italia who were in office during 2005 (as well as of the directors appointed by the General Meeting of April 13, 2006).

Name	Company	Class of shares	Number of shares held at the end of 2004 (or at the date of appointment)		Number of shares purchased		Number of shares sold		Number of shares held as of May 10, 2006 (or as of the date on which individual left post, if before)
Marco TRONCHETTI PROVERA	Telecom Italia Telecom Italia	Ordinary Savings	— —		2,000,000 1,000,000		— —		2,000,000 1,000,000
Gilberto BENETTON	Telecom Italia Mobile Telecom Italia	Ordinary Savings	1,125,000 —		— 990,000		— —		1,946,250 990,000	(1)
Diana BRACCO	Telecom Italia Telecom Italia Media	Savings Ordinary	— —		— —		— —		29,805 594
Luigi FAUSTI	Telecom Italia Mobile	Ordinary	50,000		—		46,540	(2)	5,985	(3)
Guido FERRARINI	Telecom Italia	Ordinary	—		50,000		—		50,000
Gianni MION	Telecom Italia Telecom Italia Telecom Italia Mobile Telecom Italia Mobile	Savings Ordinary Ordinary Savings	15,000 — 3,500 5,000	(4) (4) (4)	8,200 20,945 — —	(4)	— — — —		23,200 20,945 6,055 11,800	(5) (6)
Marco ONADO	Telecom Italia Mobile Telecom Italia	Savings Ordinary	4,700 —		— 30,031		— —		11,092 30,031	(7)
Renato PAGLIARO	Telecom Italia	Savings	—		45,000		—		45,000
Pasquale PISTORIO	Telecom Italia	Ordinary	1,549,000	(8)	—		—		1,549,000
Luigi ROTH	Telecom Italia Telecom Italia Mobile Telecom Italia Media	Ordinary Ordinary Ordinary	11,553 14,300 726	(4) (4) (4)	— — —		— — —		11,553 24,739 726	(9)

(1)

Telecom Italia shares resulting from the exchange ratio (1.73 Telecom Italia Ordinary Shares for every Telecom Italia Mobile ordinary share) between Telecom Italia Mobile shares (No. 1,125,000) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

(2)	Telecom Italia Mobile shares delivered under the tender offer.

(3)

Telecom Italia shares resulting from the exchange ratio (1.73 Telecom Italia Ordinary Shares for every Telecom Italia Mobile ordinary share) between Telecom Italia Mobile shares (No. 3,460) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

(4)	Shares held indirectly.

(5)

Telecom Italia shares resulting from the exchange ratio (1.73 Telecom Italia Ordinary Shares for every Telecom Italia Mobile ordinary share) between Telecom Italia Mobile shares (No. 3,500) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

(6)

Telecom Italia shares resulting from the exchange ratio (2.36 Telecom Italia Savings Shares for every Telecom Italia Mobile savings share) between Telecom Italia Mobile shares (No. 5,000) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

(7)

Telecom Italia shares resulting from the exchange ratio (2.36 Telecom Italia Savings Shares for every Telecom Italia Mobile savings share) between Telecom Italia Mobile (shares No. 4,700) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

(8)	Including 660,000 shares held indirectly.

(9)

Telecom Italia shares resulting from the exchange ratio (1.73 Telecom Italia Ordinary Shares for every Telecom Italia Mobile ordinary share) between Telecom Italia Mobile shares (No. 14,300) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

❖	BOARD OF AUDITORS

The following table shows the ownership of Telecom Italia, TIM and Telecom Italia Media shares, as of May 10, 2006, by the auditors of Telecom Italia:

Name	Company	Class of shares	Number of shares held at the end of 2004 (or at the date of appointment)	Number of shares purchased	Number of shares sold		Number of shares held as of May 10, 2006 (or as of the date on which individual left post, if before)
Paolo GOLIA	Telecom Italia Mobile	Ordinary	12,000	—	11,169	(1)	1,437	(2)
Ferdinando SUPERTI FURGA	Telecom Italia Mobile	Ordinary	3,723	—	3,723		—

(1)	Telecom Italia Mobile shares delivered under the Cash Tender Offer.

(2)

Telecom Italia shares resulting from the exchange ratio (1.73 Telecom Italia Ordinary Shares for every Telecom Italia Mobile ordinary share) between Telecom Italia Mobile shares (No. 831) and Telecom Italia shares following the date the merger by incorporation of Telecom Italia Mobile in Telecom Italia became effective (June 30, 2005).

As of May 10, 2006 no member of the Board of Directors or Board of Auditors beneficially owned more than 0.0002066% of the Ordinary Shares or Savings Shares.

The following table shows certain information, as of May 10, 2006, about the ownership of the Company’s Ordinary Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Ordinary Shares	Directors and executive officers as a group (21 Directors and 8 Executive Officers)	5,648,518	0.0422139
	Board of Auditors as a group (5 persons)	1,437	0.0000107
Savings Shares	Directors and executive officers as a group (21 Directors and 8 Executive Officers)	2,147,031	0.0356287
	Board of Auditors as a group (5 persons)	—	—

Effective from April 1, 2006, according to article No. 114, prf. 7, of Legislative Decree No. 58/1998, as amended by law No. 262/2005, and pursuant to ad hoc rules by Consob, persons performing administrative, supervisory and management functions in a listed issuer (including directors and auditors) and managers who have regular access to inside information (so called “privileged information”, in accordance with the definition of law No. 262/2005) and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform Consob and the public of transactions involving the issuer’s shares (or the shares issued by the issuer’s listed subsidiaries, and unlisted shares issued by subsidiaries of the listed issuer when the book value of the holding in the subsidiary represents more than fifty per cent of the listed issuer’s assets) or other financial instruments linked to them that they have carried out directly or through nominees, for an amount equal to or above €5,000. Such disclosures must be performed within a five-trading day time limit and have also to be made when the transactions are carried out by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above.

The aforementioned requirement applies to Telecom Italia’s Directors, Auditors and Executive Officers.

As a result, as from April 1, 2006, Telecom Italia’s Code of Conduct for Insider Dealing is to be considered superseded and cancelled. The aforementioned Code of Conduct was a self regulatory set of rules with a contractual value that set out the disclosure requirements and rules applicable to transactions, involving financial instruments issued by the Company and its subsidiaries, carried out by persons who, as a consequence of their position in the Company, used to have access to material information (that is information on matters capable of

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

producing significant changes in the outlook for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group and likely, if made public, to have a significant effect on the price of the listed securities in question). To this end the relevant persons included—among others—Directors, executive officers and Statutory Auditors.

The Code required immediate disclosure to the market of transactions whose amount, aggregated with the amounts of other transactions carried out in the three preceding months and not yet declared to the Company, exceeded €80,000, and quarterly disclosure of transactions whose cumulative amount was more than €35,000 and less than €80,000.

In addition, the Code provided for black-out periods during which, in general, persons subject to the disclosure obligations were not allowed to carry out transactions.

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

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY

Since December 9, 2002, the Treasury has not held a direct holding in Telecom Italia. However, the Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. Such powers were established in 1997 according to Law No. 474/1994, when Telecom Italia—formerly controlled by the Italian Treasury—was privatized.

On May 22, 2003, taking into account the proposed Merger, a Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities, maintained the power of approving the acquisition of major shareholdings in the company’s voting capital (3% of Telecom Italia’s voting share capital or more) and the power of veto over resolutions to dissolve the company, approve mergers, demergers or dispositions of the business, transfer the registered office abroad, change the corporate purposes or amend or modify the special powers. On the other hand, the Treasury’s power to approve major shareholders’ agreements and the power to appoint one Director and one Statutory Auditor were relinquished.

Law No. 350/2003, adopted in December 2003, significantly modified the rules governing the special powers of the Italian Government with respect to privatized companies stating, in particular, that the Government no longer has the power to approve or disapprove the acquisition of material interests in the share capital of such companies, but instead may object, within a ten-day period, in case of prejudice to vital State interests and each time there is the need to protect subsequent undeniable reasons of public interest, in accordance with specific criteria set forth in an ad-hoc decree of the Government dated June 10, 2004.

As a result, on April 1, 2005 a new Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities redefined accordingly the content of the “special powers” clause in Telecom Italia’s bylaws, and stated its exact wording. Therefore, as per the power entrusted to the Board of Directors by the Company’s bylaws, according to Italian Civil Code, to resolve upon revisions of the bylaws, if necessary to conform with statutory provisions, on October 5, 2005 the Telecom Italia Board of Directors amended the relevant provision.

In December 2004, Telecom Italia, pursuant to Article No. 22.b) of its bylaws, notified the Minister for the Economy and Finance of the commencement of the plan for the reorganization of the Telecom Italia Group, which included the merger of TIM with and into Telecom Italia, and subsequently notified the Minister of the adoption of the One Compay Model, which entailed the merger of Tim Italia with and into Telecom Italia. In neither case did the Minister for the Economy and Finance exercise its veto power.

Item 7. Major Shareholders And Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded as standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

For further details, please see “Note 39—Other Information” of the Notes to the Consolidated Financial Statements.

Item 8. Financial Information	HISTORICAL Financial Statements Reconciliation From Previous GAAP (ITALIAN GAAP) To IFRS

Item 8.    FINANCIAL INFORMATION

8.1    HISTORICAL FINANCIAL STATEMENTS

See “Items 18 and 19” for a list of financial statements and other financial information filed with this report.

8.2    RECONCILIATION FROM PREVIOUS GAAP (ITALIAN GAAP) TO IFRS

See “Note 42—Transition to the International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 8. Financial Information	Legal Proceedings

8.3    LEGAL PROCEEDINGS

For further details, please see “Note 25—Commitments and Potential Liabilities” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (see “—9.3 Securities Trading in Italy”).

Following the Merger, which became effective on August 4, 2003, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the 1934 Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act.

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares, have been quoted on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2005:
First Quarter	3.168	2.79	41.16	36.93
Second Quarter	2.978	2.486	38.59	30.14
Third Quarter	2.734	2.479	33.86	29.95
Fourth Quarter	2.719	2.305	32.13	26.95
2006:
January	2.614	2.309	31.87	28.09
February	2.363	2.257	28.35	26.89
March	2.477	2.293	29.81	27.48
April	2.427	2.238	30.21	28.02
May (through May 10, 2006)	2.314	2.231	29.71	27.90

Source:	Bloomberg data

At the close of business on May 10, 2006 there were 28,537,534 Ordinary Share ADSs outstanding held by 139 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 28,521,231 Ordinary Share ADSs on behalf of beneficial holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2005:
First Quarter	2.519	2.303	32.90	30.71
Second Quarter	2.540	2.052	32.51	24.64
Third Quarter	2.306	2.063	27.97	24.75
Fourth Quarter	2.301	1.938	26.94	22.32
2006:
January	2.220	1.951	27.02	23.72
February	2.015	1.907	24.02	22.70
March	2.243	1.955	27.12	23.33
April	2.212	1.985	27.13	24.65
May (through May 10, 2006)	2.087	1.984	26.66	24.66

Source:	Bloomberg data

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

At the close of business on May 10, 2006, there were 26,855,133 Savings Share ADSs outstanding held by 12 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 26,852,631 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. Dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On May 10, 2006, the Noon Buying Rate for the Euro was U.S.$1.2799= €1.00.

Item 9. Listing	Trading Of Old Telecom Italia Ordinary Shares And Savings Shares

9.2    TRADING OF OLD TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares of Old Telecom Italia on Telematico and high and low closing prices of Ordinary Share ADSs of Old Telecom Italia on the NYSE until and including August 1, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2001:
First Quarter	13.42	10.50	127.50	95.55
Second Quarter	12.34	9.52	113.25	83.00
Third Quarter	10.74	6.40	94.50	60.00
Fourth Quarter	9.82	8.00	90.53	75.50
2002:
First Quarter	9.73	8.55	88.75	75.18
Second Quarter	9.21	7.49	85.00	74.60
Third Quarter	8.35	7.08	83.20	71.35
Fourth Quarter	8.31	7.03	85.25	70.45
2003:
First Quarter	7.53	5.31	80.19	58.65
Second Quarter	8.14	6.61	94.43	70.14
Third Quarter (until August 1, 2003)	8.05	7.47	91.10	84.30

Source:	Reuters data.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares of Old Telecom Italia on Telematico and high and low closing prices of the savings share ADSs of Old Telecom Italia on the NYSE until and including August 1, 2003 for the period following such date.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2001:
First Quarter	6.84	5.44	63.38	52.50
Second Quarter	6.89	5.05	61.00	45.94
Third Quarter	5.83	3.63	50.50	37.50
Fourth Quarter	5.85	4.44	52.29	49.00
2002:
First Quarter	6.20	5.21	55.96	47.51
Second Quarter	6.14	4.94	57.00	50.32
Third Quarter	5.50	4.80	56.50	53.00
Fourth Quarter	5.38	4.77	56.33	48.67
2003:
First Quarter	4.90	3.35	52.00	37.50
Second Quarter	4.96	3.94	57.59	42.50
Third Quarter (until August 1, 2003)	5.08	4.64	53.75	52.92

Source:	Reuters data.

Item 9. Listing	Securities Trading In Italy

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

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third trading day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price” calculated as a weighted average of the last 10% of tender effected during such day are reported daily. The Bank of Italy, in accordance with CONSOB, regulates the governing of the clearing system; with a provision dated September 8, 2000, the Bank of Italy specifies that the clearing system be performed by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the Margin or the Deposit, and (ii) in case of purchases, the Margin. “Margin” means a deposit equal to 100% of the agreed price, and “Deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000, the most liquid shares traded on Telematico, including the Ordinary Shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

The S&P/MIB currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including Borsa (MTA) and Nuovo Mercato. In September 2004, the S&P/MIB index substituted the MIB30 index which is calculated as an informative index. The S&P/MIB Index provides diversity over 10 economic sector by adhering to the Global Industry Classification Standard, or CIGS. The 10 CIGS sectors that underlie the S&P/MIB are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the CIGS methodology, therefore S&P/MIB Index reflect the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Ordinary and Savings Shares.

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

Beneficial owners of Ordinary Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Ordinary Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Ordinary Shares and Savings Shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their Ordinary Shares and Savings Shares. All new issues of Ordinary Shares and Savings Shares and all other transactions involving Ordinary Shares and Savings Shares must settle electronically in book-entry form.

Ordinary Shares and Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such Ordinary Shares and Savings Shares through Euroclear or Clearstream (outside the United States).

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

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. As of April 13, 2006, with the replacement of two non independent directors by two independent ones, Telecom Italia’s Board maintains and increases the number of independent directors (13 out of 21; in 2005 they were 11 out of 21), with the status of “independence” determined under Italian Listing Standards and Telecom Italia Internal Regulations (Self-Regulatory Code).

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

During 2005, five Independent Directors’ Executive Sessions took place; the main extraordinary corporate actions were examined as well as some issues concerning management remuneration and incentives. In accordance with international best practice, the independent directors also carried out a management evaluation, the results of which were shared with the other non-executive directors in a special session of the Board as a whole, without executive directors attending the meeting.

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

Telecom Italia does not have a nominating committee. Directors are appointed by shareholders through the “voto di lista” system which permits shareholders, who alone or together, hold shares representing at least 1% of the share capital to put forward slates of directors. The system is intended to ensure that minority shareholders will have representation on the Board and in January 2006 became mandatory, pursuant to new article No. 147-ter of the Draghi Law.

Telecom Italia does have an Internal Control and Corporate Governance Committee made up solely of independent directors. Among its other activities, this committee actively participated and assisted in developing and implementing the corporate governance procedures adopted by Telecom Italia.

Item 10. Additional Information	Corporate Governance

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

In accordance with Telecom Italia’s Bylaws and the Self-Regulatory Code, the Board of Directors determines the remuneration of the Chairman and the Managing Directors. Such determination is made after consultation with the Remuneration Committee, which is composed solely of independent directors. The Remuneration Committee provides advice regarding remuneration criteria for the Company’s senior management.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the 1934 Act. In particular, all members of this committee must be independent and the committee is required to adopt a written charter. Among others, this committee should have the responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. The Board of Auditors, as permitted by Rule 10A-3, is performing this function for Telecom Italia, which therefore is exempted from the requirement separately to have an audit committee. A Rule 303A written affirmation to this end was submitted to NYSE on July 29, 2005. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System” and “—10.1.2 General—Board of Directors—Board of Auditors”.

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Such disclosures are included in this Form 20-F and English translations of the Telecom Italia Group’s corporate governance policies can be found on Telecom Italia’s website: www.telecomitalia.it under “governance”.

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

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its initial foreign private issuer annual written affirmation on July 29, 2005.

10.1.2    GENERAL

In general, the Company’s corporate governance system is based on the central role of the Board of Directors, transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest. This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the Preda Code), has been implemented with the adoption of codes, rules and procedures covering the activity of all the organizational and operational components of the Company. These documents (available also in English version on the Internet website: www.telecomitalia.it under “Investors”) are:

•	the Group Code of Ethics and Conduct;

•	the Company’s Self-Regulatory Code;

Item 10. Additional Information	Corporate Governance

•	the Guidelines for Transactions with Related Parties;

•	the Procedure for Compliance with the Requirements of Article No. 150.1 of Italian Legislative Decree No. 58/1998;

•	the Disclosure Committee Rules;

•	the Group Procedure for the Appointment of External Auditors; and

•	the Procedure for the management and public disclosure of inside information.

The above documents are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice. A general update is under progress and is expected to take place concurrently with the revision of the bylaws, which is compulsory by January 2007 to conform with Law No. 262/2005 (“Provisions for the protection of savings and the regulation of financial markets”). The review will also consider the March 2006 edition of the Corporate Governance Code by Borsa Italiana; issuers were invited to implement this Code by the end of the fiscal year starting in 2006, informing the market through the Report on Corporate Governance to be published in 2007. According to new article No. 124-bis of the Draghi Law, listed issuers shall annually disclose information on their adoption of codes of conduct promoted by management companies of regulated markets (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations of market participants and on their compliance with the consequent obligations, explain the reasons for any failures to comply.

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

Item 10. Additional Information	Corporate Governance

measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market.

In 2005, for the first time in Telecom Italia, the directors carried out a Board performance evaluation. The evaluation (carried out through the use of specific questionnaires) permitted two objectives to be pursued: on the one hand to check the working of the Board as a whole and on the other to assess the contributions to its activity and the conduct of the executive directors, the non-executive directors and the independent directors.

The analysis of the responses to the questionnaires revealed a generally positive assessment of the Board and its members but also some aspects susceptible to improvement. This permitted the identification of measures to make the organization of the Board more efficient and enhance its effectiveness, basically by increasing the involvement of the Board as a whole in issues addressed in a specialist manner by internal committees and organizing structured meetings with the management, with a consequent heightening of individual directors’ appreciation of the matters of interest to the Company.

Role and tasks

The Board of Directors has the power (and the duty) to lead the Company by pursuing the primary objective of creating value for its shareholders; to that end it takes all the decisions needed to achieve the corporate purpose (Article No. 2 of the Company’s Self-Regulatory Code). The Company’s Self-Regulatory Code reserves several especially important tasks exclusively to the Board, including those of:

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

(vi)	nominating the persons who are to hold the offices of Chairman and Managing Director in strategic subsidiaries, except companies controlled by listed subsidiaries; and

(vii)	evaluating and approving the periodic reports required by the applicable legislation.

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

In 2005 the Board of Directors met eleven times. Board meetings were always well attended, with more than 88% of the directors present on average (the independent directors recorded an attendance rate of over 94%).

When board meetings were to be held, documentation permitting effective participation in the proceedings was normally provided in advance.

In November 2005, the Company released the calendar of corporate events scheduled in 2006, scheduling at least 5 meetings during the year.

Appointment

Pursuant to Article No. 9 of Telecom Italia’s Bylaws the Board of Directors is appointed by the Shareholders’ Meeting through the “voto di lista” system. The Board of Directors has not less than 7 and not more than 23 members; it is up to the shareholders’ meeting to decide the exact number.

The “voto di lista” system is designed to ensure an adequate representation on the Board of Directors of persons drawn from slates presented by minority shareholders.

Item 10. Additional Information	Corporate Governance

The slates of candidates are presented by the shareholders or by the outgoing Board of Directors; candidates are listed by means of progressive numbers. Each shareholder may submit only one slate, and each candidate may appear only on one slate. Only those shareholders who alone or together with other shareholders hold a total number of Ordinary Shares representing at least 1% of the share capital entitled to vote at the Shareholders’ Meeting may submit slates. The shareholders who put forward a slate are required to make available the profiles of the individual candidates (with an indication, where appropriate, of the grounds for their qualifying as independent) so that all the shareholders can know their personal and professional data and exercise the right to vote in an informed manner. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three, four or five, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors.

At the Shareholders’ Meeting on May 6, 2004, the slate of candidates proposed by Olimpia obtained the highest number of votes, and therefore four-fifths of the directors of Telecom Italia appointed at that date (those still in office are Marco Tronchetti Provera, Paolo Baratta (independent), Gilberto Benetton, Carlo Orazio Buora, Domenico De Sole (independent), Luigi Fausti (independent), Gianni Mion, Massimo Moratti, Marco Onado (independent), Renato Pagliaro, Carlo Alessandro Puri Negri, Luigi Roth (independent), Riccardo Ruggiero, John Robert Sotheby Boas (independent)) were chosen from Olimpia’s candidates. The remaining Directors (they are Francesco Denozza (independent), Guido Ferrarini (independent), Jean Paul Fitoussi (independent), Pasquale Pistorio (independent)) were drawn from the slate presented by certain Italian institutional investors, jointly holding more than 1% of the Ordinary Shares.

The Shareholders’ Meeting held on April 7, 2005, increased the number of directors from 19 to 21 and appointed directors Marco De Benedetti and Enzo Grilli (independent), thus maintaining a majority of independent directors: 11 out of 21.

As on October 5, 2005 and January 23, 2006 respectively, Marco De Benedetti and Giovanni Consorte (neither of whom met applicable independence criteria) resigned, the Shareholders’ Meeting held on April 13, 2006 replaced them with Diana Bracco and Vittorio Merloni. Both of them qualify as independent, and therefore presently 13 out of 21 Directors are independent.

The curricula of the Directors in office are posted on the Company’s website under “Investors-Governance”.

The resolutions taken by the Shareholders’ Meting on April 7, 2005 and April 13, 2006 did not call for the application of the “voto di lista” system for electing the additional/replacing directors, as the Bylaws provide for such system to be used only in the case of renewal of the entire Board.

If during the term of the Board of Directors one or more directors ceases to hold such position for any reason, the Board of Directors is allowed to appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed, if any, will remain in office until the next Shareholders’ Meeting. As a rule, the replacements finally appointed by the Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments; the Shareholders’ Meeting may establish a different term of office for them.

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

Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility.

Item 10. Additional Information	Corporate Governance

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

The nomination rights of Banca Intesa S.p.A. and UniCredito Italiano S.p.A. will fall away after their withdrawal becomes effective.

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

For a description of the transactions that involved Pirelli, Edizione Holding, IntesaBCI and Unicredit in acquiring a stake in Olivetti through Olimpia and the following agreements, please see “Item 7. —Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements”.

Independent Directors

The Company has adopted specific criteria conforming to international best practice and the Preda Code to qualify directors as “independent”. On the basis of these criteria and in the light of the declarations submitted and the assessment carried out by the Board of Directors, 13 out of the 21 directors are considered independent, namely Paolo Baratta, Diana Bracco, Francesco Denozza, Domenico De Sole, Luigi Fausti, Guido Ferrarini, Jean Paul Fitoussi, Enzo Grilli, Vittorio Merloni, Marco Onado, Pasquale Pistorio, Luigi Roth and John Robert Sotheby Boas.

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

Item 10. Additional Information	Corporate Governance

(ii)	not hold, directly, indirectly or on behalf of third parties, equity interests allowing them to control the Company or exercise a significant influence over it;

(iii)

not participate in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions. This requirement is interpreted broadly, with an eye to the “substantial” independence that an independent director must enjoy. Accordingly, “participation in shareholders’ agreements” precludes independence not only when a natural person, a director of the Company, participates directly in such an agreement but also when he has significant relationships with the natural or legal persons participating therein and is thus to be considered a representative of (some of) the parties to the agreements; and

(iv)

not be close relatives of executive directors of the Company or of persons in the situations indicated above (i.e. persons tied to the Group by significant business dealings; shareholders or groups of shareholders who control the Company or have a significant influence over it; participants in shareholders’ agreements to control the Company or containing clauses regarding the composition of the Board of Directors or its decisions).

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

During 2005, five Independent Directors’ Executive Sessions took place; the main extraordinary corporate actions were examined as well as some issues concerning management remuneration and incentives. In accordance with international best practice, the independent directors also carried out a management evaluation, the results of which were shared with the other non-executive directors in a special session of the Board as a whole, without executive directors attending the meeting.

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

The Company has adopted an ad hoc procedure formalizing the rules for gathering and transmitting information to the Board of Auditors and the Board of Directors on the activity performed, transactions with major implications for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group, transactions with related parties (including intra-group dealings) and atypical or unusual transactions (the Procedure for Compliance with the Requirements of Article No. 150.1 of Italian Legislative Decree No. 58/1998). This procedure generates the information flows by means of which the directors with delegated powers periodically report to the Board of Directors and the Board of Auditors not only on the steps they have taken under their mandates, through the organizational structure of the Company and its subsidiaries or otherwise, including the decisions adopted and the projects launched, but also on the implementation of transactions already approved by the Board of Directors.

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

Item 10. Additional Information	Corporate Governance

•

any transactions potentially involving a conflict of interest, i.e. intra-group transactions and transactions with related parties other than those of an intra-group nature. The information on such transactions must indicate the underlying interest for the Company (and in the case of intra-group transactions their rationale within the context of the Telecom Italia Group), as well as the manner of implementation and the evaluation procedures followed; and

•

atypical and unusual transactions, taken to mean those in which the subject or the nature of the transaction falls outside the normal sphere of the Company’s business and those that have particularly critical aspects in relation to their nature, the risks inherent in the type of the counterparty or the time of their implementation. Here again the information provided must indicate the underlying interest for the Company and describe the manner of implementation of the transactions, with special reference to the evaluation procedures followed.

On May 6, 2004 the Board of Directors appointed Marco Tronchetti Provera as Chairman and Carlo Orazio Buora and Riccardo Ruggiero as Co-Chief Executive Officers (in Italy referred to as Managing Directors). Following the merger with TIM (specifically as from July 26, 2005) and until the adoption of the One Company Model (October 5, 2005) Marco De Benedetti was also a Managing Director.

Despite the broad scope of the mandates granted to the executive directors, the power to take decisions on transactions of particular significance continues to be exercised by the Board as a whole, even when they are theoretically within the limits of the executive directors’ mandates. This is because delegating powers is not considered a way of attributing exclusive competences but as a means of ensuring, from the standpoint of organizing the management function, the greatest possible operational flexibility, both within the Company and in relation to third parties. Finally on July 26, 2005 the Board of Directors formally reclassified what had originally been defined as substantial limits of powers granted to executive directors (in terms of eligible transactions and amounts) as mere internal limits to the relationship of trust between the Board that delegates powers and the persons who exercise them. According to Italian law and the Company’s Bylaws the Chairman and the Managing Directors are all legal representatives of the Company and they are individually authorized to carry out any transaction relating to the Company’s activity.

On October 5, 2005, consistent with the adoption of the One Company Model, responsibility for the development of fixed, mobile and Internet services was assigned to the same person. This provides for the unitary direction of the business in addition to the unitary direction of corporate affairs. The consequent allocation of functions and related organizational responsibilities is set out below:

•	Riccardo Ruggiero, Co-CEO (Managing Director), is responsible for Operations from the standpoint of the management and development of the business;

•	Carlo Orazio Buora, Co-CEO (Managing Director), is responsible for the guidance and control of the business and for matters of a cross-over nature affecting the entire business; and

•

Marco Tronchetti Provera, Chairman, is entrusted with coordinating the activity of the two Managing Directors and with establishing, together with them, the strategic guidelines for the Group and its development, with direct responsibility for the following areas: Institutional Affairs, Communications and Image, and Investor Relations.

The Company has adopted a series of guidelines on the way transactions with related parties are to be carried out (the Guidelines for Transactions with Related Parties). Their aim is to ensure both procedural and substantial fairness and transparency and to involve the Board of Directors as a whole in the relevant decisions.

Under the Guidelines, the Board of Directors is required to give advance approval to transactions with related parties, including intra-group transactions apart from those of a customary nature to be concluded at standard conditions. To this end, provision is made for the Board of Directors to be adequately informed of all the relevant aspects (the nature of the relationship, the manner of carrying out the transaction, the economic and other conditions, the evaluation procedures used, the rationale for the transaction and the Company’s interest in its implementation and the associated risks). Moreover, if the related party is a director or a third party that is related via a director, the director concerned may only provide clarifications and must leave the meeting when the motion is examined and voted upon; in this respect it should be noted that on two occasions the Board of Directors exempted directors who were related to the counterparty of the transaction on the agenda from leaving

Item 10. Additional Information	Corporate Governance

the meeting since a discussion was not considered necessary in light of the information received in preparation for the meetings. Depending on the nature, value and other characteristics of related-party transactions, the Board may be assisted by one or more outside experts engaged to give an opinion on their economic clauses and/or legitimacy and/or technical aspects, in order to prevent their being concluded at inappropriate conditions. Such experts must have suitable professional experience and qualifications in the relevant field and their independence and freedom from conflicts of interests must be carefully assessed.

The guidelines make it clear that the evaluation of conditions (as standard conditions) and transactions (as transactions of customary nature) must be made according to a ceteris paribus approach. In addition, on March 7, 2006, despite Consob not having issued the regulations provided by the so called Vietti reform (Legislative Decree No. 6/2003) and subsequent amendments, the Board of Directors approved a procedure designed to provide an objective basis for the treatment of specific situations; tests are under progress and the procedure is expected to come into full force during the year. Before any transaction is carried out, it will be necessary to consult an expert system (appropriately interfaced with a database that is being added to as the system is deployed) that will automatically provide—on the basis of information gathered using ad hoc checklists – indications concerning decision-making powers, internal information flows for reporting purposes, and the need for an external opinion in evaluating the congruousness of transactions.

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

Internal Committees

According to article No. 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. Currently, the Board has established three committees: the Strategy Committee, the Internal Control and Corporate Governance Committee and the Remuneration Committee.

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

The Strategy Committee consists of the Chairman of the Board (who ensures the alignment and coordination of the activities of the Committee, the Board and management), the Managing Director charged with guidance and control corporate functions (and therefore not involved in the management of business, that is Carlo Orazio Buora), and three non-executive directors (Domenico De Sole, Marco Onado and Pasquale Pistorio) specialized in the fields of technology, organizational strategies and corporate finance.

Item 10. Additional Information	Corporate Governance

In addition to calling on the heads of units within the Company, the Committee may employ consultants and external experts.

The Committee met four times in 2005, generally at the same time as a meeting of the Board of Directors and with an attendance rate of 95%. The meetings were attended by managers of the Group, invited according to their specific expertise to provide inputs with regard to the matters on the agenda. The Committee examined and produced recommendations on the following subjects:

•

Market scenarios: technological trends, evolution of consumption patterns, convergence initiatives by the main telecommunications operators—analysis of regulatory frameworks and the strategy and positioning of the Group with regard to telecommunications and, more generally, to information and communication technology (ICT).

•	Internet: plans for the integration of platforms and business models (Tin.it, Virgilio and Rosso Alice).

•	Sharpening the focus of the business.

•	Strategic projects and international positioning: Europe, Mediterranean basin, Latin America.

•	Integrated organizational model: basic principles, business objectives and the One Company Model.

Internal Control and Corporate Governance Committee

Pursuant to article No. 12 of the Self-Regulatory Code, the Board of Directors of Telecom Italia established a Committee for Internal Control and Corporate Governance, charged with advisory functions and the formulation of proposals. The Committee:

(i)	evaluates the adequacy of the internal control system;

(ii)	evaluates the work plan prepared by the person in charge of the oversight of the internal control system, from whom it receives periodic reports;

(iii)

discusses with the heads of the Company’s administrative departments and the external auditors, and subsequently assesses, whether the accounting policies have been correctly applied and are homogeneous for the purpose of preparing the consolidated accounts;

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

In 2005 eleven meetings were held; attendance at the meetings was 100 per cent. Committee meetings are also attended by the Chairman of the Board of Auditors or by another auditor he designates. Where it is deemed desirable in the light of the issues on the agenda, the Committee and the Board of Auditors may hold joint meetings.

During the year the Committee contributed to the implementation of the Company’s instruments of corporate governance and participated in the process of analyzing, specifying and updating them. It also played an active role in the integration of Telecom Italia and TIM, verifying the procedural correctness of valuations and the fairness of the operation. It examined the plan for the restructuring of the Group, with special reference to the merger of TIM into Telecom Italia and the concentration of the Group’s Internet operations in the parent company. In addition, it analyzed the application of IAS/IFRS to the financial statements and kept abreast of the progress made by so called Project 404.

Item 10. Additional Information	Corporate Governance

As well as monitoring transactions that the Board deemed to be especially delicate, the Committee examined and approved the basic elements of the internal audit plan for 2006 and the quarterly plans of the person responsible for internal control. It periodically assessed the work of Telecom Italia Audit and Compliance Services S.c.a.r.l., paying particular attention to the company’s report on internal auditing activity in 2005 and the checks it performed, and the progress made by the Group projects known as Control Risk Self-Assessment and Check-Up of Administrative Systems. In addition, the Committee discussed the plan for the 2006 statutory audits with representatives of the external auditors.

Remuneration Committee

According to Telecom Italia’s Self-Regulatory Code it is left to the Board of Directors to determine the remuneration of the Chairman and the Managing Directors, after examining the proposals of the Board’s Remuneration Committee and consulting the Board of Auditors. The Board is also required to allocate the total compensation to be paid to the individual members of the Board and its committees if the shareholders’ meeting has not already done so. Telecom Italia Shareholders’ Meeting on May 6, 2004 fixed the overall compensation for the whole Board of Directors; such compensation was increased by the Shareholders’ Meeting of April 7, 2005 (see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”).

The Board’s Remuneration Committee is charged with fact-finding and advisory functions. In particular, it formulates proposals for the remuneration of the directors who hold particular offices and (acting on a report by the Managing Directors) for the criteria for the remuneration of the Company’s senior management.

The Committee is composed of non-executive/independent directors; it was appointed on May 6, 2004 and is made up of Directors Luigi Fausti (Chairman of the Committee), Paolo Baratta and Pasquale Pistorio. In 2005 the Committee met three times; the average attendance rate was approximately 90%.

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

The principal rules of Telecom Italia’s internal control system are:

•	separation of roles in the performance of the principal activities involved in each operating process;

•	traceability and constant visibility of decisions, so that responsibility can be pinpointed and the rationale identified; and

•	decision-making on an objective basis, so that purely subjective considerations are set aside and decisions are taken according to criteria that are established in advance and can be verified.

The Board of Directors is responsible for the internal control system. It establishes the guidelines for the system and verifies that it is adequate and works effectively, making sure that the main corporate risks are appropriately identified and managed. To verify the correct operation of the internal control system the Board uses the Internal Control and Corporate Governance Committee and a suitably independent person endowed with sufficient resources to perform the internal control function: such person verifies the adequacy and effectiveness of the system and, where problems are identified, recommends the necessary remedies. In conformity with this approach, Telecom Italia has appointed the Company’s internal auditor (Telecom Italia Audit and Compliance Services S.c.a.r.l.), in the person of its director assigned to the task, to be responsible for the oversight of its internal control system.

Telecom Italia Audit and Compliance Services S.c.a.r.l. is a consortium company, in which Telecom Italia Media also holds equity interests. The organizational solution adopted maximizes the independence of the appointed company in the performance of the internal audit function within Telecom Italia. Audit reports are submitted to the Internal Control and Corporate Governance Committee and the Board of Auditors.

Item 10. Additional Information	Corporate Governance

The CEO Carlo Orazio Buora is charged with the task of determining the mechanisms of the system and the manner in which it is to be implemented in accordance with the guidelines established by the Board; he is also responsible for ensuring the system’s overall adequacy, its effectiveness and its adaptation to changes in operating conditions and the legislative and regulatory framework.

Any “maintenance” work that the person in charge of the oversight of the internal control system may recommend is performed by the competent sectors of the Company or Telecom Italia Group companies. The efficient operation of the system is promoted by the appointment of managers of particular standing and authority within the organization as “persons in charge of implementation”. In addition, in order to improve the deployment of the internal control system within the Group, in 2005 the position of Group Compliance Officer was created to ensure the overall coordination of the various implementation plans and thus guarantee, with the assistance of Telecom Italia Audit and Compliance Services S.c.a.r.l. methodological correctness in the management of risk. To further strengthen the system, the persons responsible for implementation have been flanked by compliance managers coordinated by the Group Compliance Officer.

The Telecom Italia Group’s internal control system is completed by an ad hoc organizational model originally designed to meet the needs arising from Legislative Decree No. 231/2001 concerning the administrative liability of companies for criminal acts committed, in the interest or to the advantage of the same companies, by their employees or collaborators (in particular corporate crimes or crimes against the Public Adminitration, such as bribery, embezzelment or fraud). This model goes beyond the mere application of the provisions of Legislative Decree No. 231/2001, since it provides a paradigm for the conduct of all those who act in the Company’s name and on its behalf. More specifically, the model—which is based on the principles of the Code of Ethics and focused on situations where there is a significant risk of criminal acts—comprises “principles for dealings with governmental bodies” (elaborated as a set of rules for relations with representatives of such bodies) and “internal control checklists” (i) listing the main stages of every process, (ii) the offences that may be committed in relation to individual processes, and (iii) the control activities to prevent the related risks from arising.

The organizational model is reviewed periodically in the light of experience in its application and changes to the law subsequent to the initial framework created by Legislative Decree No. 231/2001, including the broadening of its scope to encompass other cases. In 2005 the Company verified, in accordance with the discipline established by Legislative Decree No. 231/2001, the adequacy of the internal control system with respect to the new types of offence considered, with special reference to violations of company law. For the most part the results of the checks were satisfactory; for cases that were not fully regulated the 231 Organizational Model was supplemented as necessary with the adoption of some new internal control checklists for operational and instrumental processes exposed to the risk of offences being committed. At present the model is being fine tuned to incorporate the risks associated with the legislation on market abuse (Law No. 62/2005).

The functioning of the model and compliance with it are monitored by a Supervisory Panel composed of a member of the Board of Auditors (Ferdinando Superti Furga, Chairman of the Supervisory Panel), an independent director who is a member of the Committee for Internal Control and Corporate Governance (Guido Ferrarini) and the person in charge of the oversight of internal control system (Armando Focaroli). The panel’s composition thus embraces all the professional skills that contribute to corporate control and highlights its autonomy.

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

A special unit has been created within Telecom Italia Audit and Compliance Services S.c.a.r.l. to provide operational support to the Supervisory Panels by handling reports of violations of the organizational model and conducting compliance audits on the basis of the data received through the information flows that have been put in place.

Board of Auditors

Tasks and role

The Board of Auditors verifies the observance of the law and the Bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and

Item 10. Additional Information	Corporate Governance

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

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Procedure for Compliance with the Requirements of Article No. 150.1 of Italian Legislative Decree No. 58/1998 has been put in place, as described above.

The Board of Auditors held fifteen meetings during 2005 (some jointly with the Internal Control and Corporate Governance Committee and with an attendance rate of 96%). In addition, its members participated in the eleven meetings of the Board of Directors and periodically received the reports provided for in the aforementioned procedure.

In addition to the tasks performed while acting in lieu of the Audit Committee (see below), in 2005 the Board of Auditors carried out supervisory functions provided for under Italian law: verifying that the transactions of greatest significance for the Company’s profitability, financial position and assets and liabilities conformed with the law, the bylaws and the principles of correct management; checking that transactions with related parties complied with the self-regulatory principles and procedures adopted by the Company and that they were in its interest; and checking the adequacy of the organizational structure. The Board of Auditors also monitored the adequacy of the internal control system and that of the administrative and accounting system and the latter’s reliability in correctly representing transactions. Lastly, it investigated the reports it received under Article 2408 of the Italian Civil Code and the complaints submitted to it during the year (see below the description of the ad-hoc procedure it adopted to this end).

Appointment

Telecom Italia’s Board of Auditors is composed of either five or seven regular auditors, as determined by a resolution of the shareholders meeting; two alternate auditors are also appointed. Pursuant to Article No. 17 of Telecom Italia’s Bylaws the Board of Auditors is appointed by the Shareholders’ Meeting through the “voto di lista” system, as described above.

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

The provision of the bylaws, according to which the Board of Auditors appoints among its members a Chairman, was superseded by Law No. 262/2005: pursuant to new Article No. 148 of the Draghi Law (as amended by the aforementioned Law No. 262/2005), the chairman of the board of auditors shall be appointed by the shareholders’ meeting from among the auditors elected by the minority shareholders. This provision was applied during the Shareholders’ Meeting of April 13, 2006, which resolved upon the renewal of the entire Board of Auditors.

Presently, the Company’s auditors cannot be members of more than five Boards of Auditors of companies listed on the Italian Stock Exchange (excluding Telecom Italia and its subsidiaries). According to new article 148-bis of the Draghi Law, Consob is required to prepare regulations setting out the limits of the number of management

Item 10. Additional Information	Corporate Governance

and control positions that auditors of listed companies may hold. Pursuant to the relevant provision, Consob shall establish such limits taking into account the onerousness and complexity of each type of position, including in relation to the size of the company, the number and size of the firms included in the consolidation, and the extension and articulation of its organizational structure.

Auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed not only by the number of meetings in 2005 (15 meetings, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance) but also by the Company’s choices relating to US law.

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

In view of its responsibilities under Italian law and the obligations deriving from US law, in 2005 the Board of Auditors adopted a complaints procedure for receiving, retaining and treating the “reports” it receives. Such reports can be of the following kinds:

•	statements of violations submitted by shareholders concerning matters deemed to be improper;

•	complaints by any person, thus including non-shareholders, concerning alleged irregularities, improper facts or, more generally, any problem or issue deemed to merit investigation by the control body;

Item 10. Additional Information	Corporate Governance

•	complaints specifically regarding accounting, internal accounting controls, or auditing matters; and

•	confidential, anonymous submissions of “concerns” by employees of the Company or the Group regarding questionable accounting or auditing matters.

A short description of how such reports are to be submitted to the Board of Auditors/Audit Committee is available on the Company’s website under “Investors/Governance”.

Shareholders’ Meetings

Meetings of Ordinary Shareholders

Holders of Ordinary Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings (“Shareholders’ Meetings”). At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Ordinary Share held. Votes may be cast personally or by proxy. Holders of Ordinary Shares can also vote by mail.

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary. A minimum of two auditors can call the Company’s shareholder meetings.

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Ordinary Shares (i) approve the annual accounts, (ii) appoint/revoke directors and auditors and determine their remuneration, when necessary, (iii) vote on other issues defined in the Bylaws, if any, (iv) authorize the completion of the transactions by the directors, if and when the Bylaws call for such previous authorization, it being understood that directors remain directly responsible for the transactions accomplished, (v) adopt rules of procedure for the shareholders’ meetings. Telecom Italia’s Bylaws do not entrust to the ordinary shareholders’ meeting any additional responsibility according to points (iii) and (iv) above. The annual accounts of the Company are submitted for approval to the annual Shareholders’ Meeting, which must be convened within 120 days after the end of the financial year to which they relate or, where special circumstances make this necessary, within 180 days of the end of the fiscal year; if the meeting is called within 180 days, the directors shall give the reasons for the delay in the report on operations included in the annual report.

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

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Ordinary Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Ordinary Shares represented at the meeting.

Extraordinary Shareholders’ Meetings are duly constituted with the attendance of at least one-half or more than one-third or at least one-fifth of the company’s share capital shareholders, on the first call, second call and third call, respectively. The favorable vote of at least two-thirds of the Ordinary Shares represented at the meeting is necessary for the resolution approval. Resolutions concerning capital increases with the exclusion or limitation of subscription rights must always be approved by holders of more than 50% of the shares outstanding, irrespective of the call in which the resolution is taken.

To attend any Shareholders’ Meeting, an ad hoc communication by the authorized intermediary must have been received by the Company at least two days before the meeting takes place. The communication procedure does

Item 10. Additional Information	Corporate Governance

not involve any blocking of the so called deposited shares: no transfer is required and the shares may be withdrawn at any time. In case of the shares’ withdrawal, their prior deposit becomes ineffective for purposes of attending the meeting.

Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing ADSs to attend Shareholders’ Meetings and exercise voting rights with respect to underlying Ordinary Shares. See “—10.5 Description of American Depositary Receipts—Voting of Deposited Securities”.

As a rule, votes cast in the Shareholders’ Meeting are open, as the minutes of the meeting are required to evidence how attending shareholders voted. Exception is provided for with reference to the election of the directors, when the votes shall always be cast by secret ballot.

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

Ordinary Shareholders may also vote by mail. The “vote by mail” cannot be cast by proxy. The system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) the notice must also be sent to the centralized securities depositary system which will in turn distribute the notice to the depositary banks; (c) shareholders wishing to vote by mail must send the company a copy of the communication issued by the depositary banks certifying their shareholding and entitling them to vote and a special form (so called ballot) made available to such purpose by the issuer, which has to comply with specific CONSOB requirements; (d) such special forms are kept by the Chairman of the Board of Auditors until the votes are counted; (e) votes cast by mail must be delivered to the company at least 48 hours prior to the Shareholders’ Meeting; and, finally, (f) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting.

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

Shareholders representing at least 2.5% of the share capital may request, within five days of the publication of the notice convening the meeting, additions to the agenda, specifying in the request the additional items they propose. Additions to the agenda may not be made for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report by the Board of

Item 10. Additional Information	Corporate Governance

Directors. Notice of items added to the agenda following requests by shareholders, as above, shall be given in the same forms prescribed for the publication of the notice convening the meeting.

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings.

Meetings of Savings Shareholders

Although holders of Savings Shares are not entitled to vote in meetings of holders of Ordinary Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on October 26, 2004 reappointed Mr. Carlo Pasteris as joint Representative for a three year period.

Special Meetings may be called when deemed necessary or upon request by Savings Shareholders representing at least 1% of the outstanding Savings Shares either by the Joint Representative or by the Company’s Board of Directors in order to (a) appoint and revoke the Joint Representative, (b) approve the resolutions of the Shareholders’ Meetings that may affect the rights of Savings Shares, (c) set up an expense fund for the coverage of costs incurred in protecting rights of the Savings Shareholders, (d) negotiate possible disputes with the Company; and (e) resolve other issues relating to their position as holders of Savings Shares. To adopt resolutions related to (a), (c) and (e) above, a favorable vote of at least 20% of the Savings Shares is required at Special Meetings held on the first call, a favorable vote of at least 10% is required at Special Meetings held on the second call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Ordinary Shares is required at all calls of the Special Meetings.

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

Disclosure

Transparent relations with holders of the Company’s securities and, more generally, with the financial markets, and the provision of accurate, clear and complete information are standards for the conduct of the members of the governing bodies, the management and all the employees of the Telecom Italia Group.

Confidential information is managed by the director appointed for such specific purpose (currently the Chairman of the Board) on the basis of ad hoc procedures for the internal handling and disclosure to third parties of documents and information concerning the Company, with special reference to price-sensitive information.

The procedure for disclosing price-sensitive information in place in 2005 (Procedure for the Disclosure of Price-sensitive Information) was replaced pursuant to a resolution of the Board of Directors on March 7, 2006 by a more comprehensive procedure for the disclosure of inside information, which takes account of the legislation on market abuse and provides for the creation, with effect from April 1, 2006, of a register of persons with access to inside information. The adoption of the new procedure (Procedure for the management and public disclosure of inside information) was the result of the activity of the working group the Company set up to evaluate the effects of the transposition into Italian law of the EU’s Market Abuse Directive.

The document (which is posted on the Company’s website under “Investors/Governance”) covers the handling—including the public disclosure—not only of inside information but also of information which could become such;

Item 10. Additional Information	Corporate Governance

it seeks to reconcile the fluidity of internal information processes with safeguarding information, especially as regards the give and take between the disclosure of inside information and the need to keep it confidential while it is being prepared. In this respect the procedure is an essential component of the Telecom Italia Group’s system of internal control. It regulates inside information concerning Telecom Italia, its unlisted subsidiaries and the Group’s listed securities and serves as a model for the similar measures that the other Group issuers of securities listed on regulated markets are required to adopt.

The Procedure for the management and public disclosure of inside information provides for:

•	the requirements and responsibility for the classification of inside information;

•	the manner of tracing access to inside information being prepared, with special regard to the creation of the register required by Italian law;

•	the instruments and rules for safeguarding inside information in the making; and

•	the operational rules for the disclosure of inside information to the market and in general for public announcements and/or communications to analysts/investors.

To this end it identifies the units of the Company’s organization involved and lays down guidelines for the action to be taken in the presence of market rumors and in response to requests for information from those responsible for supervising and operating the markets (CONSOB and Borsa Italiana and the SEC and NYSE). The procedure also lays down guidelines for meetings with the financial community and the press, to ensure that information concerning the Company and the Telecom Italia Group is not disclosed selectively.

The procedure resulted from the initiative of the Disclosure Committee that the Company established in 2004 to provide assistance to the Board of Directors and top management as regards the processing and handling of data and news necessary for the correct provision of information. The main tasks of the Committee are:

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

Permanent members of the Disclosure Committee are the General Counsel of the Company, the CFO, the Head of Corporate and Legal Affairs, the Head of Corporate Development and Investor Relations and the Chairman of Telecom Italia Audit and Compliance Services S.c.a.r.l.. Depending on the issue to be discussed, other managers or consultants may be summoned as either members or attendees of specific meetings.

The operating rules of the Disclosure Committee (which are posted on the Company’s website under “Investors/Governance”), and its role too are likely to be revised in the process of adapting the Company’s system of corporate governance to the requirements of the recent law on the protection of savings and the new edition of the Corporate Governance Code by Borsa Italiana.

In the meantime the preparation of the present Annual Report was governed and overviewed by the Committee, that approved a specific “Procedure for the Preparation of the Telecom Italia 2005 Annual Report (Form 20-F)” and put Riccardo Varetto (Head of Financial Statements Corporate Function under Finance, Administration and

Item 10. Additional Information	Corporate Governance

Control Department) in charge of the Secretariat for the specific document. According to the Secretariat’s proposals, the Committee also updated its charter for disclosure procedures, pursuant to which the Committee supervised the overall drafting process and gathered ad-hoc representations by the individuals in charge of the relevant corporate structures (including the following officers: the Chief Financial Officers of Operations and of the Business Unit Media; the Head and the Chief Financial Officer of the Business Unit Olivetti; the Heads and Co-Head of Corporate Functions of Telecom Italia; the Heads of the various Central Functions under Finance, Administration and Control Department; the General Counsel and the person in charge of internal controls), so that the Committee’s activities would assist the Chairman of the Board of Directors, the co-CEOs (the Managing Directors Carlo Orazio Buora and Riccardo Ruggiero) and the CFO as part of the process for the certification statements to be issued by the CEOs and the CFO (the “Senior Officers”).

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

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than €12,500.00. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to believe that there are irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €12,500.00 in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €12,500.00 to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax returns is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €12,500.00 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

10.3    DESCRIPTION OF BYLAWS

Object

Telecom Italia’s objects are described in Article No. 3 of the Bylaws. Such objects are:

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

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 18, 2006, the full paid-in capital stock amounted to €10,673,750,069.40 and was constituted by 13,380,697,647 Ordinary Shares and 6,026,120,661 Savings Shares, each of €0.55 par value.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of €624,936,779.50 (at April 18, 2006 €125,798,206.05), by means of the issue of up to a maximum of 1,136,248,690 (at April 18, 2006 228,724,011) Ordinary Shares with a par value of €0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertible notes with redemption premium” (now “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium”) convertible bonds, on the basis of 0.471553 Ordinary Shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of €183,386,986.75 (at April 18, 2006 €129,799,868.00), by means of the issue of up to a maximum of 333,430,885 (at April 18, 2006 235,999,760) Ordinary Shares with a par value of €0.55 each, divided into the following divisible tranches:

1.

a tranche of up to a maximum of €37,398,868.65 (at April 18, 2006 €19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at April 18, 2006 35,319,216) shares with a par value of €0.55 each, to be subscribed for at a total price of €13.815 per option held (i.e. at a price of €4.185259 for each newly-issued share);

2.

a tranche of up to a maximum of €58,916,834.35 (at April 18, 2006 €57,845,360.65) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at April 18, 2006 105,173,383) shares with a par value of €0.55 each, to be subscribed for at a total price of €10.488 per option held (i.e. at a price of €3.177343 for each newly-issued share);

3.

a tranche of up to a maximum of €21,422,652.90 (at April 18, 2006 €17,210,733.65) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at April 18, 2006 31,292,243) shares with a par value of €0.55 each, to be subscribed for at a total price of €9.203 per option held (i.e. at a price of €2.788052 for each newly-issued share); and

4.

a tranche of up to a maximum of €50,268,799.90 (at April 18, 2006 €35,318,204.90) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at April 18, 2006 64,214,918) shares with a par value of €0.55 each, to be subscribed for at a total price for the different options of respectively €9.665, €7.952 and €7.721 per option held (i.e. at a price for the different options of respectively €2.928015, €2.409061 and €2.339080 for each newly-issued share).

The shareholders’ meeting held on April 7, 2005 resolved to increase the share capital by up to a maximum of €38,655,832.60 (at April 18, 2006 €31,036,236.00), by means of the issue of up to a maximum of 70,283,332 (at April 18, 2006 56,429,520) Ordinary Shares with a par value of €0.55 each, divided into the following divisible tranches:

1.

a tranche of up to a maximum of €11,705,656.05 (at April 18, 2006 €10,525,797.15) for the exercise of the “2000- 2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 (at April 18, 2006 19,137,813) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €6.42 per option held (i.e. at a price of €3.710983 for each newly-issued share);

2.

a tranche of up to a maximum of €22,150,920 (at April 18, 2006 €18,754,065.00) for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 (at April 18, 2006 34,098,300) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.67 per option held (i.e. at a price of €3.277457 for each newly-issued share); and

Item 10. Additional Information	Description Of Capital Stock

3.

a tranche of up to a maximum of €3,192,173.05 (at April 18, 2006 €1,756,373.85) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at April 18, 2006 3,193,407) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.07 per option held (i.e. at a price of €2.930636 for each newly-issued share).

Telecom Italia’s Extraordinary Shareholders’ Meeting of May 6, 2004 resolved that for five years starting from May 6, 2004 the Board of Directors may increase the share capital in one or more tranches by up to a maximum total amount of €880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 Ordinary Shares, all or part of which:

(i)	to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii)

to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article No. 2441, last paragraph, of the Civil Code and Articles No. 134(2) of Legislative Decree No. 58/1998.

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

Pursuant to Telecom Italia’s Bylaws any reduction in share capital made for the purpose of absorbing losses is applied to the par value of the Ordinary Shares until they have been reduced to zero and only then is the par value of the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

Form and Transfer

The Dematerialization Decree provides for the dematerialization of financial instruments publicly traded on regulated markets, including treasury bonds.

As a result, Ordinary Shares and Savings Shares must be held with Monte Titoli. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli, and beneficial owners of Ordinary Shares and Savings Shares may hold their interests through special deposit accounts with any such participant. The beneficial owners of Ordinary Shares and Savings Shares held with Monte Titoli may transfer their Ordinary Shares, collect dividends and exercise other rights with respect to those shares through such accounts. Such shares held by Monte Titoli are transferred between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

Voting rights relating to Ordinary Shares and Savings Shares that have not been deposited with Monte Titoli may be exercised only by depositing them with an authorized intermediary. The Company may be requested to perform the functions of an intermediary.

Each person owning a beneficial interest in Ordinary Shares and Savings Shares held through Euroclear or Clearstream must rely on the procedures of Euroclear or Clearstream, respectively, and of institutions that have

Item 10. Additional Information	Description Of Capital Stock

accounts with Euroclear or Clearstream to exercise any rights of a holder of shares. Holders may request Euroclear or Clearstream to transfer their Ordinary Shares and Savings Shares to an account of such holder with a participant of Monte Titoli, in which case such holders may transfer their shares, collect dividends and exercise other shareholder rights through that participant. Any such transfer through that participant is not subject to Italian transfer tax if non-Italian parties are involved. See “—10.6 Taxation”.

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net profits in the amount of 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is 2% of the par value of the Savings Shares greater than that received by holders of the Ordinary Shares.

In case the net profits are not enough, the Annual Ordinary Shareholders’ meeting is allowed to satisfy the aforementioned preferential rights by distributing reserves, when available.

Subscription Rights

New Ordinary Shares and/or Savings Shares may be issued pursuant to a resolution of holders of Ordinary Shares at any extraordinary Shareholders’ Meeting.

Pursuant to Italian law, shareholders (including holders of Savings Shares) are entitled to subscribe for new issues of Ordinary Shares and/or Savings Shares, debentures convertible into Ordinary Shares and/or Savings Shares and rights to subscribe for Ordinary Shares and/or Savings Shares in proportion to their respective shareholdings.

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolution taken by an extraordinary Shareholders’ Meeting by the affirmative vote of holders of more than 50% of the Ordinary Shares outstanding. This majority is required at the first, second and third call. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and it is confirmed in the proper independent auditors report.

The shareholders can adopt a resolution, at an extraordinary Shareholders’ Meeting, to convert available reserves into additional share capital. In such case, either the par value of all outstanding Ordinary Shares is identically raised or the Ordinary Shares resulting from the increase in share capital are allocated to the shareholders in proportion to their ownership before the increase without further contribution or payment from the shareholder.

Liquidation Rights

Subject to the satisfaction of all other creditors, holders of Ordinary Shares are entitled to a distribution in liquidation.

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

Purchase of Ordinary Shares or Savings Shares by the Company

The Company may purchase its own Ordinary Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The par value of the Ordinary Shares or Savings Shares purchased by the Company,

Item 10. Additional Information	Description Of Capital Stock

including the Ordinary Shares or Savings Shares, if any, held by the Company’s subsidiaries, may not exceed 10% of the Company’s share capital. The Company may purchase its own Ordinary Shares or Savings Shares:

•	by means of a tender offer;

•	on regulated markets in accordance with trading methods laid down in the market rules, that do not permit the direct matching of buy orders with predetermined sell orders;

•

by means of the purchase and sale of derivative instruments traded on regulated markets that provide for the delivery of the underlying shares, provided the market rules lay down methods for the purchase and sale of such instruments that (i) do not permit the direct matching of buy orders with predetermined sell orders and (ii) ensure the easy participation of investors in the trading of such derivative instruments used for buybacks; and

•	by granting shareholders, in relation to the shares they hold, a put option to be exercised within a period established by the shareholders’ meeting authorizing the share purchase programme.

Before entering into transactions aimed at the purchase of its own shares other than by means of a tender offer (which in Italy is governed by specific disclosure requirements), the Company must disclose to the public all the details of the share purchase programme.

Ordinary Shares or Savings Shares purchased and held by the Company or one of its subsidiaries may be disposed of only pursuant to a resolution of the Company’s or, if applicable, its subsidiary’s shareholders’ meeting.

As a rule, neither the Company nor any company under its control may vote or subscribe for new Ordinary Shares or Savings Shares of the Company, but the shareholders’ meeting may authorize the exercise of subscription rights. If no such authorization is granted, the subscription rights accrue to the other holders so long as such Ordinary Shares or Savings Shares are held by the Company or a company under its control. The Ordinary Shares or the Savings Shares, as long as they are owned by the Company, are not entitled to receive dividends.

As of May 10, 2006, Telecom Italia owns 1,272,014 of its own Ordinary Shares.

The Shareholders’ Meeting of April 13, 2006 authorized, for a period of 18 months from the date of the resolution, the purchase, on one or more occasions and at any time, in any of the ways permitted by the applicable rules and regulations, at the Board’s discretion, of Ordinary and/or Savings shares up to the limits established by law and in any case with a limit of €1,000,000,000 on the amount that can be spent. According to the resolution the purchase price must lie between a minimum and a maximum corresponding to the weighted average of the official prices of shares of the same class recorded by Borsa Italiana on the ten trading days prior to the date of the purchase or of the determination of the purchase price, respectively reduced and augmented by 20%.

The Shareholders’ Meeting simultaneously authorized, for the same period of time, the disposal, on one or more occasions and at any time, of all or some of the shares repurchased by the Company, including of treasury shares already held by Telecom Italia when the resolution was taken.

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

Item 10. Additional Information	Description Of Capital Stock

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

Shareholder agreements concerning the voting shares of a listed company must be notified to CONSOB, published in abridged form in the daily press and filed with the Company Register of the place where the company has its registered office if they provide for duties of consultation before voting, set limits on the transfer or provide for the purchase of the relevant shares, have as their object or effect the exercise of a dominant influence on the company. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it.

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

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Exchange Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. New Telecom Italia has completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. New Telecom Italia has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Ordinary Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive 10 Ordinary Shares (in the case of each Ordinary Share ADS) or 10 Savings Shares (in the case of each Savings Share ADS) in each case deposited under the Deposit Agreement (together with any additional Ordinary Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Ordinary Shares, the “Deposited Securities”) with the Custodian, currently the Milan office of BNP Paribas (together with any successor or successors thereto, the “Custodian”). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Issuance, Transfer and Withdrawal

In connection with the deposit of Ordinary Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to issue or execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such Deposited Securities (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such Deposited Securities; and (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such Deposited Securities until the Ordinary Shares are registered in the name required by the Depositary or indemnity therefor. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to any distribution upon Deposited Securities or change affecting Deposited Securities, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. The Depositary agrees to instruct the Custodian to place all Ordinary Shares accepted for deposit into a segregated account separate from any Ordinary Shares of the Company that may be held by such Custodian under any other depositary receipt facility relating to the Ordinary Shares. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. To the extent that the provisions of or governing the Shares make delivery of certificates therefor impracticable, Ordinary Shares may be deposited by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with the Company or an accredited intermediary, such as a bank, acting as a registrar for the Ordinary Shares, together with delivery of the documents, payments and Delivery Order referred to herein to the Custodian or the Depositary. Neither the Depositary nor the Custodian shall lend Deposited Securities.

Item 10. Additional Information	Description Of American Depositary Receipts

After any such deposit of Ordinary Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian (or such other evidence as the Company may accept), the Depositary, subject to the Deposit Agreement, shall properly issue or execute and deliver, as the case may be at the transfer office of the Depositary (the “Transfer Office”), to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled. ADSs may be issued in certificated form or through the direct registration system utilized by the Depositary pursuant to which the Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the Depositary to the Holders entitled thereto.

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs provided); however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Shares or evidence of rights to receive Shares may be deposited through (x) electronic transfer of such Shares to the account maintained by the Custodian for such purpose at Monte Titoli S.p.A., (y) evidence satisfactory to the Custodian of irrevocable instructions to cause such Shares to be transferred to such account or (z) delivery of the certificates representing such Shares. If use of the Monte Titoli book-entry system in connection with the Shares is discontinued at any time for any reason, the Company shall make other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

A precondition for the issue of the communication for a specific meeting by the Custodian may be that beneficial ownership of the related Shares has been in the name of the Holder for a specific number of days prior to the date of the meeting according to applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of the Company’s Certificate of Incorporation and Bylaws.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

JPMorgan Chase Bank

The Depositary is JPMorgan Chase Bank, N.A., a New York banking corporation, which has its principal office located in New York, New York. JPMorgan Chase Bank N.A. delivers financial information and transaction processing services to corporations, financial institutions and government entities around the world, offering a wide range of products: ADRs, cash management, treasury, custody, investor and institutional trust services.

JPMorgan Chase Bank N.A. is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

The Consolidated Balance Sheets of J.P. Morgan Chase & Co. Incorporated (“J.P. Morgan”), the parent corporation of JPMorgan Chase Bank N.A., are set forth in the most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the SEC.

The Articles of Association of JPMorgan Chase Bank and Bylaws together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan are available for inspection at the Principal New York Office of the Depositary. Information about the firm is also available at www.jpmorganchase.com.

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

Non-resident holders of Shares and ADRs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident owners of Shares and ADRs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner qualifies for the benefits of the Treaty, is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend.

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

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

Item 10. Additional Information	Taxation

The processing of requests for certification by the U.S. Internal Revenue Service may take a substantial period of time. Accordingly, in order to be eligible for the procedure described below, eligible ADR holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to claim the reduced rate provided by the Treaty.

The Depositary’s instructions, which will be sent to all ADR holders before the dividend payment date, will specify certain deadlines for delivering to the Depositary of any documentation required to obtain the reduced rate provided by the Treaty, including the certification that the eligible ADR holders must obtain from the U.S. Internal Revenue Service. In the case of ADRs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the eligible ADR holders should deliver the required documentation directly to the Depositary.

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

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or de-merger of Italian companies does not constitute a disposal of shares. In such transactions, the tax value and the holding period of the exchanged shares is carried

Item 10. Additional Information	Taxation

over to the shares received in the exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes (as is Telecom Italia’s case) are not subject to CGT.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADR’s) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned interest rights to be qualified as a “qualified shareholding”.

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period.

Pursuant to the Treaty, a U.S. resident will not be subject to Italian CGT on a sale of qualified shareholdings unless the Telecom Italia Shares or ADRs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Telecom Italia Shares or ADRs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty provisions have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of October 18, 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished starting from October 25, 2001.

However, for grantees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such grantee exceeds €180,759.91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e., registration tax at the flat rate of €168.00).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the grantee sells shares received as a gift for consideration within 5 years from their receipt, the grantee will be required to pay the relevant CGT, where applicable, as if the gift had never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to the U.S. holders described herein who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

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

Item 10. Additional Information	Taxation

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes by ADR holders and the availability of the reduced tax rate on dividends received by certain noncorporate U.S. holders, both discussed below, could be affected by actions that may be taken by parties to whom ADRs are pre-released.

This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	partnerships and other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	financial institutions;

•

persons who own the Telecom Italia Shares or ADRs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Telecom Italia Shares or ADRs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of the Company’s voting stock; or

•	persons who acquire Telecom Italia Shares or ADRs pursuant to the exercise of any employee stock option or otherwise as compensation.

Please consult your tax advisor with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADRs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. For U.S. federal income tax purposes, holders of ADRs evidencing American Depositary Shares will generally be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those American Depositary Shares. Accordingly, no gain or loss will be recognized if you exchange ADRs for the underlying shares represented by those ADRs.

This discussion assumes that the Company was not a passive foreign investment company for 2005 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Subject to applicable limitations that may vary depending on a U.S. holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate.

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

Item 10. Additional Information	Taxation

payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions at a rate not in excess of that provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your tax advisor concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2005. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse tax consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADRs or Telecom Italia Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact; or

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

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects—5.10 Quantitative and Qualitative Disclosures About Market Risks”.

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

Item 14. Material Modification to the Rights Of Security Holders And Use Of Proceeds

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. Controls And Procedures

Item 15.    CONTROLS AND PROCEDURES

As of December 31, 2005, the Company, under the supervision and with the participation of the officers selected by the Disclosure Committee according to its charter for disclosure procedures (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Disclosure”) and Telecom Italia Audit and Compliance Services S.c.a.r.l. which assessed the effectiveness of the overall internal control system, including the Chief Executive Officers and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officers and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

After renewal as per the resolutions by the Shareholders’ Meeting of April 13, 2006, the Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6. Directors, Senior Management and Employees—6.3 Board of Auditors”, “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors”.

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

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2005 and 2004.

	For the fiscal year ended December 31,
Type of Fees	2004	2005
	(millions of Euro)
Audit Fees(1)	10,768	13,434
Audit-related Fees(2)	1,664	843
Tax Fees(3)	79	—

Total	12,511	14,277

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

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

2.	Audit of annual and interim financial consolidated reporting packages.

3.	Audit conformity of the Telecom Italia Group’s sustainability reports or social reports.

4.	Reports or opinions required by law for specific transactions from the auditor appointed to audit the annual financial statements, to the extent permitted.

5.	Audits governed by the principles of national and international auditing such as:

•	procedures performed in relation to the issuance of a comfort letter (including for pro forma accounts and/or balance sheets) in relation to the carrying out of extraordinary financial operations;

Item 16C. Principal Accountant Fees And Services

•	audits agreed with management covering specific areas or accounts or accounting situations, to support the audit of periodic statements; and

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

Item 16D. Exemptions from the listing standards for Audit Committees Item 16E. Repurchases of equity securities

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors—Audit Committee”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2005, to December 31, 2005, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

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

2.2   (a) Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a €10 billion Euro Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

(b) First Supplemental Trust Deed, dated February 17, 2006, modifying the Trust Deed dated January 23, 2004 relating to the €10 billion Euro Medium Term Note Program.

(c) Second Supplemental Trust Deed, dated December 2, 2005, modifying and restating the Trust Deed dated January 23, 2004 (as previously modified) relating to the €10 billion Euro Medium Term Note Program.

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

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

(e) TIM Stock Option Plan 2000-2002 plan rules and form of Letter of Assignment addressed to participants of the plan.

Item 19. Financial Statements and Exhibits

(f) TIM Stock Option Plan 2002-2003 plan rules and form of Letter of Assignment addressed to participants of the plan.

(g) TIM Stock Option Plan 2003-2005 plan rules and form of Letter of Assignment addressed to participants of the plan.

8.1 List of Subsidiaries.(7)

12(a) Certification by the Executive Chairman of Telecom Italia S.p.A..

12(b) Certification by the Chief Executive Officer of Telecom Italia S.p.A..

12(c) Certification by the Chief Executive Officer of Operations of Telecom Italia S.p.A..

12(d) Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A..

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15(a) Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(7)	Please see “Note 41-List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

Dated May 19, 2006

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 43, 44 and 45 to the consolidated financial statements.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 22, 2006

except for notes 43, 44 and 45 as to which the date is

May 12, 2006

Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005—

ASSETS

		As of December 31,
	Note	2004	2005
		(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill and other intangible assets with an indefinite life	6	27,459	43,980
Intangible assets with a finite life	7	6,774	6,810

		34,233	50,790

Tangible assets	8
Property, plant and equipment owned		17,853	16,443
Assets held under finance leases		1,653	1,598

		19,506	18,041

Other non-current assets	9
Equity investments		1,064	1,342
Securities and financial receivables		393	996
Miscellaneous receivables and other non-current assets		881	825

		2,338	3,163

Deferred tax assets	10	4,114	2,793

TOTAL NON-CURRENT ASSETS (A)		60,191	74,787

CURRENT ASSETS
Current assets, excluding discontinued operations/assets held for sale
Inventories	11	334	294
Trade and miscellaneous receivables and other current assets	12	10,155	9,191
Securities other than equity investments	13	457	378
Financial receivables and other current financial assets	14	662	509
Cash and cash equivalents	15	8,855	10,323

		20,463	20,695

Discontinued operations/Assets held for sale	16
—of a financial nature		84	37
—of a non-financial nature		1,096	491

		1,180	528

TOTAL CURRENT ASSETS (B)		21,643	21,223

TOTAL ASSETS (A+B)		81,834	96,010

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005—

SHAREHOLDERS’ EQUITY AND LIABILITIES

		As of December 31,
	Note	2004	2005
		(millions of Euro)
SHAREHOLDERS’ EQUITY	17
Share capital issued		8,865	10,668
Less: Treasury shares		(56)	(69)

Share Capital		8,809	10,599

Reserves		4,184	10,984
Retained earnings (accumulated losses), including net income (loss) for the year		3,255	4,079

Shareholders’ Equity attributable to the Group		16,248	25,662
Shareholders’ Equity attributable to Minority interests		4,550	1,323

TOTAL SHAREHOLDERS’ EQUITY (A)		20,798	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	18	38,725	42,146
Employee severance indemnities and other employee-related reserves	19	1,222	1,351
Reserve for deferred taxes	10	170	137
Reserves for risks and future charges	20	815	797
Miscellaneous payables and other non-current liabilities	21	2,199	2,113

TOTAL NON-CURRENT LIABILITIES (B)		43,131	46,544

CURRENT LIABILITIES
Current liabilities, excluding liabilities relating to discontinued operations/assets held for sale
Current financial liabilities	18	4,400	9,812
Trade payables, tax payables, miscellaneous payables and other current liabilities	22	12,733	12,384

		17,133	22,196

Liabilities relating to discontinued operations/assets held for sale	16
—of a financial nature		188	143
—of a non-financial nature		584	142

		772	285

TOTAL CURRENT LIABILITIES (C)		17,905	22,481

TOTAL LIABILITIES (D=B+C)		61,036	69,025

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (A+D)		81,834	96,010

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2005

		Year ended December 31,
	Note	2004	2005
		(millions of Euro)
Revenues	26	28,292	29,919
Other income	27	1,099	678

Total operating revenues and other income		29,391	30,597

Purchases of materials and external services	28	(11,812)	(12,937)
Personnel costs	29	(3,852)	(4,142)
Other operating expenses	30	(1,603)	(1,468)
Changes in inventories		27	(4)
Capitalized internal construction costs	31	713	471
Depreciation and amortization	32	(4,808)	(5,232)
Gains/losses on disposals of non-current assets	33	(9)	242
Impairment losses/reversals on non-current assets	34	(444)	(28)

Total operating expenses		(21,788)	(23,098)

Operating income		7,603	7,499

Share of earnings of equity investments accounted for using the equity method	9	(5)	23
Financial income	35	2,205	3,144
Financial expenses	36	(4,197)	(5,131)

Income from continuing operations before taxes		5,606	5,535
Income taxes	37	(2,654)	(2,395)

Net income from continuing operations		2,952	3,140
Net income (loss) from discontinued operations/assets held for sale	16	(118)	550

Net income		2,834	3,690
of which:
• Net income attributable to the Group		1,815	3,216
• Net income attributable to Minority interests		1,019	474

Basic and Diluted Earnings Per Share (EPS)(*)		(Euro)	(Euro)
—Ordinary Share		0.11	0.17
—Savings Share		0.12	0.18

Of which:
—From continuing operations
—Ordinary Share		0.12	0.14
—Savings Share		0.13	0.15
—From discontinued operations/assets held for sale
—Ordinary Share		(0.01)	0.03
—Savings Share		(0.01)	0.03

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statement Of Changes In Shareholders’ Equity

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED

DECEMBER 31, 2004

	Attributable to the Group
	Share capital	Additional paid-in capital	Reserve for net translation differences	Other income (charges) recognized directly in equity	Other reserves	Retained earnings (accumulated losses) including net income (loss) for the year	Total	Minority interests	Total shareholders’ equity
	(millions of Euro)
Balance at December 31, 2003 in accordance with Italian GAAP	8,854	88	—	—	4,768	2,382	16,092	4,497	20,589
Adoption of IFRS	(56)	(56)	—	(18)	(521)	814	163	32	195

Balance at December 31, 2003 in accordance with IFRS	8,798	32	—	(18)	4,247	3,196	16,255	4,529	20,784

Changes in shareholders’ equity during 2004:
Fair value adjustments of available-for-sale financial assets:
• Fair value adjustments	—	—	—	52	—	—	52	—	52
• Gains/losses transferred to statement of operations	—	—	—	(9)	—	—	(9)	—	(9)
Fair value adjustments of hedging instruments:
• Fair value adjustments of financial instruments designated as cash flow hedges	—	—	—	(313)	—	—	(313)	—	(313)
• Gains/losses transferred to statement of operations	—	—	—	100	—	—	100	—	100
Translation differences	—	—	(50)	—	—	—	(50)	(26)	(76)
Income taxes	—	—	—	81	—	—	81	—	81

Income/(loss) recognized directly in equity—other comprehensive income/(loss)	—	—	(50)	(89)	—	—	(139)	(26)	(165)

Net income	—	—	—	—	—	1,815	1,815	1,019	2,834

Total comprehensive income (loss)	—	—	(50)	(89)	—	1,815	1,676	993	2,669

• Dividends approved	—	—	—	—	—	(1,730)	(1,730)	(1,050)	(2,780)
• Conversion of bonds	1	3	—	—	—	—	4	—	4
• Exercise of stock options	10	30	—	—	—	—	40	207	247
• Dilution of TIM shares held following stock options	—	—	—	—	66	—	66	(66)	—
• Effect of consolidation of TIM shares	—	—	—	—	—	—	—	(20)	(20)
• Other changes	—	—	—	—	(37)	(26)	(63)	(43)	(106)

Balance at December 31, 2004	8,809	65	(50)	(107)	4,276	3,255	16,248	4,550	20,798

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statement Of Changes In Shareholders’ Equity

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED

DECEMBER 31, 2005

	Attributable to the Group
	Share capital	Additional paid-in capital	Reserve for net translation differences	Other income (charges) recognized directly in equity	Other reserves	Retained earnings (accumulated losses) including net income (loss) for the year	Total	Minority interests	Total shareholders’ equity
	(millions of Euro)
Balance at December 31, 2004 in accordance with Italian GAAP	8,865	120	—	—	4,809	1,378	15,172	4,689	19,861
Adoption of IFRS	(56)	(55)	(50)	(107)	(533)	1,877	1,076	(139)	937

Balance at December 31, 2004 in accordance with IFRS	8,809	65	(50)	(107)	4,276	3,255	16,248	4,550	20,798

Changes in shareholders’ equity during 2005:
Fair value adjustments of available-for-sale financial assets:
• Fair value adjustments	—	—	—	57	—	—	57	—	57
• Gains/losses transferred to statement of operations	—	—	—	(11)	—	—	(11)	—	(11)
Fair value adjustments of hedging instruments:
• Fair value adjustments of financial instruments designated as cash flow hedges	—	—	—	(122)	—	—	(122)	—	(122)
• Gains/losses transferred to statement of operations	—	—	—	75	—	—	75	—	75
Translation differences	—	—	848	—	—	—	848	357	1,205
Income taxes	—	—	—	(1)	—	—	(1)	—	(1)

Income (loss) recognized directly in equity—other comprehensive income/(loss)	—	—	848	(2)	—	—	846	357	1,203

Net income	—	—	—	—	—	3,216	3,216	474	3,690

Total comprehensive income (loss)	—	—	848	(2)	—	3,216	4,062	831	4,893

• Dividends approved	—	—	—	—	—	(1,912)	(1,912)	(430)	(2,342)
• Conversion of bonds	488	1,640	—	—	(315)	—	1,813	—	1,813
• Exercise of stock options	6	23	—	—	—	—	29	—	29
• Tender offer and additional acquisition of shares	—	—	—	—	—	—	—	(2,124)	(2,124)
• Merger of TIM into Telecom Italia	1,309	4,768	—	—	(64)	—	6,013	(1,102)	4,911
• Transfer of Internet business from TI Media to Telecom Italia	—	—	—	—	—	(364)	(364)	364	—
• Tender offer on TI Media shares	—	—	—	—	—	—	—	(134)	(134)
• Reorganization of Mobile business segment in Brazil	—	—	—	—	—	(14)	(14)	40	26
• Entel Bolivia capital reimbursement	—	—	—	—	—	—	—	(160)	(160)
• Changes in the scope of consolidation	—	—	(5)	—	—	—	(5)	(577)	(582)
• Telecom Italia shares held by TI Finance	(13)	—	—	—	—	—	(13)	—	(13)
• Other movements	—	(31)	—	—	(62)	(102)	(195)	65	(130)

Balance at December 31, 2005 in accordance with IFRS	10,599	6,465	793	(109)	3,835	4,079	25,662	1,323	26,985

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2005

	Note	Year ended December 31,
		2004	2005
		(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations		2,952	3,140
Adjustments to reconcile net income from continuing operations to cash flows generated (used) by operating activities:
Depreciation and amortization		4,808	5,232
Impairment losses on non-current assets (including equity investments)		446	3
Net change in deferred tax assets and liabilities		1,124	1,347
Net realized (gains)/losses on disposal of non-current assets (including equity investments)		(106)	(327)
Share of earnings of equity investments accounted for using the equity method		5	(23)
Change in employee severance indemnities and other employee-related reserves		(39)	255
Change in other operating assets/liabilities:
• Change in inventories		(24)	(5)
• Change in trade receivables		51	329
• Change in trade payables		1,079	342
• Net change in other assets/liabilities		(30)	(357)

CASH FLOWS GENERATED BY OPERATING ACTIVITIES (A)		10,266	9,936

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible assets	7	(1,882)	(1,785)
Acquisition of tangible assets	8	(3,120)	(3,388)
Acquisition of equity investments in subsidiaries and businesses, net of cash acquired (I)	4,6,7	(1)	(390)
Acquisition of other equity investments	4,6,9	(867)	(14,544)
Change in financial receivables and other financial assets		424	(474)
Consideration received on the sale of equity investments in subsidiaries, net of cash disposed of (II)	6,16	43	2,052
Consideration received on the sale of tangible, intangible and other non-current assets and capital reimbursements		452	950

CASH FLOWS USED IN INVESTING ACTIVITIES (B)		(4,951)	(17,579)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in current financial liabilities		1,247	(1,053)
Proceeds from debt issuance and non-current financial liabilities (including current portion)		7,845	15,357
Repayment of debt and non-current financial liabilities (including current portion)		(8,270)	(3,151)
Consideration received for equity instruments		193	102
Share capital increases/repayments, net of the related costs		51	(160)
Dividends paid to minority shareholders (distribution of reserves included)		(2,780)	(2,328)

CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)		(1,714)	8,767

CASH FLOWS GENERATED BY (USED IN) DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	16	(109)	26

AGGREGATE CASH FLOWS (E=A+B+C+D)		3,492	1,150

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (F)		5,211	8,667
Net effect of foreign currency translation on net cash and cash equivalents (G)		(36)	141

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (H=E+F+G)		8,667	9,958

(I)	Net of changes in payables following the acquisition.

(II)	Net of changes in receivables as a result of the disposal.

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR

THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Year ended December 31,
	2004	2005
	(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION
Income taxes paid	1,476	708

Interest expense paid	2,779	2,796

Interest income received	1,025	1,067

Dividends received	35	61

DETAILS OF NET CASH AND CASH EQUIVALENTS
At the beginning of the year:
• Cash and cash equivalents—from continuing operations	5,721	8,855
• Adjustments to cash and cash equivalents to consider discontinued operations/assets held for sale	(206)	(109)

	5,515	8,746
• Cash and cash equivalents—classified as discontinued operations/assets held for sale	206	210

(A)	5,721	8,956

• Bank overdrafts repayable on demand—from continuing operations	(510)	(248)
• Bank overdrafts repayable on demand—from discontinued operations/assets held for sale	—	(41)

(B)	(510)	(289)

(A+B)	5,211	8,667

At the end of the year:
• Cash and cash equivalents—from continuing operations	8,855	10,323
• Adjustments to cash and cash equivalents to consider discontinued operations/assets held for sale	(109)	—

	8,746	10,323
• Cash and cash equivalents—classified as Discontinued operations/Assets held for sale	210	37

(C)	8,956	10,360

• Bank overdrafts repayable on demand—from continuing operations	(248)	(383)
• Bank overdrafts repayable on demand—from discontinued operations/assets held for sale	(41)	(19)

(D)	(289)	(402)

(C+D)	8,667	9,958

The accompanying notes are an integral part of these financial statements

Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM AND CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, in domestic and international telephone and data services on fixed lines, for final customers (retail) and other providers (wholesale), in the development of fiber optic networks, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications, in the television sector using both analog and digital technology, in the office products sector and in Information Communication Technology.

The head office of the Group is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed in millions of euro which is also the currency of the primary economies in which the Group operates. The foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in “Note 3—Accounting policies—Consolidation”.

The consolidated financial statements as of and for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (IFRS). IFRS also include all effective International Accounting Standards (IAS) and all related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), comprising those previously issued by the Standing Interpretations Committee (SIC). For comparative purposes, the consolidated financial statements as of and for the year ended December 31, 2004 have also been prepared in accordance with IFRS, as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards).

As a result of certain clarifications and interpretations issued by the Italian Accounting Board (“OIC”), during 2005, certain adjustments and reclassifications have been made to the information included in the First Quarter 2005 Report in the discussion of “Transition to IAS/IFRS standards”. Such changes, which had no effect on net income for the year ended December 31, 2004, reduced Shareholders’ equity by an insignificant amount, as a result of recording the amount receivable from shareholders for capital contributions as a deduction from equity.

The Group did not opt for the early adoption of any IFRS in 2005.

The consolidated financial statements at December 31, 2005 and 2004 have been prepared as follows:

•

in the comparative balance sheet at December 31, 2004, discontinued operations includes only the companies considered to be discontinued operations at that date (the Finsiel group and Corporacion Digitel) as required by IFRS 5;

•

the balance sheet adjusted as of December 31, 2004, reported for comparative purposes in the “Item 5. Operating and Financial Review and Prospects”, takes into account, of all discontinued operations/assets held for sale (Finsiel Group, Corporacion Digitel, Entel Chile Group, TIM Hellas, TIM Perù and Gruppo Buffetti) and the related liabilities;

•

the statements of operations and cash flows for the year 2004 have been prepared on a basis consistent with that of 2005. The results of discontinued operations/assets held for sale have been reclassified to “Net income (loss) from discontinued operations/assets held for sale” in the statement of operations and “Cash flows generated by (used in) discontinued operations/assets held for sale” in the statement of cash flows.

As a result, the amounts described in the explanatory notes to the balance sheet for comparative purposes do not agree with the information in the statements of operations and cash flows (for example, depreciation and amortization, impairments, disposals, etc.).

Financial Statements	Notes To Consolidated Financial Statements

SEASONAL FACTORS AFFECTING REVENUES

•	Wireline

In 2005 and 2004, revenues from basic subscription charges and traffic related to fixed telecommunications were not significantly affected by seasonal factors. However, the promotional campaigns launched during 2005 had a positive impact on product sales.

•	Mobile

Revenues from voice traffic related to the domestic mobile business were not affected by seasonal factors. Marketing campaigns affected revenues from sale of products and also revenues from Value Added Services (VAS) only marginally. Nevertheless, certain seasonal factors exist relating to the number of holidays during the year.

SCOPE OF CONSOLIDATION

Excluding the effects of discontinued operations/assets held for sale (discussed below), the impact of other changes in the scope of consolidation on the balance sheet, the result of operations and cash flows is not material.

These changes can be summarized as follows.

Compared to December 31, 2004:

a)	additions to the scope of consolidation:

–

Wireline:    Rits Tele.com. B.V. (purchased in March 2005), Nuova Tin.it S.r.l. (established in May 2005), Liberty Surf Group S.A. (purchased on May 31, 2005), Telecom Italia Data Center S.r.l. (established in August 2005) and Telecom Italia Sparkle France S.a.S. (established in August 2005);

–	Other Activities: Progetto Italia S.p.A. (established in January 2005) and Ascai Servizi S.r.l. (purchased in May 2005);

b)	eliminations from the scope of consolidation:

–	Wireline: Med 1/c-1 (1999) Ltd (sold in July 2005) and Kmatrix (deleted from the Companies Register in July 2005);

–	Media: Televoice S.p.A. (sold in January 2005), Databank S.p.A. and Dbk S.A. (sold in March 2005);

–

Olivetti:    Innovis S.p.A. (controlling interest sold in January 2005), Cell-Tell S.p.A. (controlling interest sold in March 2005), Olivetti Servicios y Soluciones Integrales S.A. de C.V. in liquidation (deleted from the Companies Register in March 2005), Olivetti Lexikon Nordic AB in liquidation (closed in April 2005), Olivetti Tecnost Africa Ltd (sold in July 2005) and Olivetti Peruana S.A. (deleted from the Companies Register in November 2005);

c)	merged companies:

–

Wireline:    Finanziaria Web S.p.A., Ism S.r.l. and Telecom Italia Data Center S.r.l. merged into Telecom Italia S.p.A.; Tiscali Telecom S.a.S., Tiscali Contact S.A., Tiscali Media S.A., Film non Stop S.A. and Telecom Italia France S.a.S. merged into Tiscali Access S.A., then renamed Telecom Italia S.A.; Rits Tele.com B.V. merged in BBNed;

–	Mobile: Telecom Italia Mobile S.p.A. merged into Telecom Italia S.p.A.;

–	Olivetti: Olivetti Sistema e Servicos Ltda merged into Olivetti do Brasil and Olivetti Tecnost de Mexico S.A. de C.V. merged into Olivetti Mexicana S.A..

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2005 and 2004, Telecom Italia’s subsidiaries, associates and jointly controlled companies are detailed as follows:

	At December 31, 2005
	Italy	Abroad	Total
Companies:
– consolidated subsidiaries on a line-by-line basis	51	99	(*)150
– jointly controlled companies accounted for using the equity method	1	9	10
– associates accounted for using the equity method	31	12	43

Total companies	83	120	203

	At December 31, 2004
	Italy	Abroad	Total
Companies:
– consolidated subsidiaries on a line-by-line basis	79	127	(*)206
– jointly controlled companies accounted for using the equity method	—	9	9
– associates accounted for using the equity method	52	23	75

Total companies	131	159	290

(*)	Including subsidiaries held for sale.

For further details see “Note 41—List of companies of the Telecom Italia Group”.

DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

In the statement of operations for the years 2005 and 2004, the following have been classified as “Discontinued operations/assets held for sale”: the Entel Chile group (sold in March 2005), the Finsiel group and TIM Hellas (sold in June 2005), TIM Perù (sold in August 2005), the Gruppo Buffetti (sold in January 2006) and Corporacion Digitel (held for sale).

In the balance sheet as of December 31, 2005, the Gruppo Buffetti and Corporacion Digitel have been classified as “Discontinued operations/assets held for sale” and in the comparative balance sheet as of December 31, 2004 the Finsiel group and Corporacion Digitel have been classified as “Discontinued operations/assets held for sale”.

NOTE 2—REGULATION

The legal framework for regulation of the telecommunications sector in Italy was substantially revised in 2003 as a result of the adoption of the EU Directives of the “review” package (the “Framework directive” and other directives on “Access”, “Authorization” and “Universal Service”, collectively referred to as the “Code”). Law No. 166 of August 1, 2002 gave the Government a mandate to implement the new directives and to adopt legal and regulatory measures in the field of telecommunications. The European Commission has also published recommendations related to significant product and services markets in the sector of electronic communications, and guidelines for market analysis and the evaluation of significant market power.

The main characteristics of the Code are as follows:

•	redefinition of the concept of “significant market power” and of the threshold based on which obligations are imposed on certain operators, and the introduction of market analysis;

•	the introduction of the term “electronic communication services and networks” (a broader term which encompasses the term “telecommunications”);

•	“electronic communication services and networks” can be provided pursuant to a “general authorization”;

•	more flexibility by national regulatory authorities to select which access and interconnection obligations to impose on operators identified as having “significant market power” in the market; and

•	redefinition of certain measures relating to retail price regulation and the provision of number portability to mobile operators.

Financial Statements	Notes To Consolidated Financial Statements

The EU Directives (and other EU-related regulatory interpretations and recommendations) as implemented by the Code provide guidelines on market analysis and the calculation of “significant market power” and identify 18 markets at retail and wholesale level where such analyses and identification have to be conducted. According to the Code, the Italian National Regulatory Authority is responsible for the evaluation of those operators with “significant market power” and must propose applicable remedies. The market analyses for seven markets have been published and the process for the remaining eleven markets is expected to be completed by July 2006.

Under the authority afforded by EU law, the Code also provides for the following:

•	allows trading in the rights of use of frequencies among operators offering the same type of services;

•	excludes directory information services from the category of universal service (and its related obligations);

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which discipline the installation of networks; and

•

redefines the assignment of roles and responsibilities of the Italian Ministry of Communications and the Italian National Regulatory Authority: mainly assigning the task of supervising the authorization process and compliance with the universal service obligations to the Ministry of Communications, and the task of conducting market analyses and proposing remedies to the Italian National Regulatory Authority.

NOTE 3—ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

Control exists when the Group has the majority of voting rights or has the power, directly or indirectly, to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority shareholders’ interests in Shareholders’ equity and in the net result for the period are disclosed separately in consolidated shareholders’ equity and the consolidated statement of operations, respectively.

The amount of investment in each subsidiary is eliminated against the corresponding portion of equity in each subsidiary, after adjustment, if any, of fair values at the acquisition date. Any resulting difference is treated as goodwill and accounted for in accordance with IFRS 3, as discussed below.

All intra-group balances and transactions, and unrealized gains and losses arising from intra-group transactions, are eliminated on consolidation.

The assets and liabilities of foreign consolidated subsidiaries are translated in euro using the exchange rates in effect at the balance sheet date (the current method). Income and expenses are translated at the average exchange rate for the year. Translation differences which arise as a result of this method are classified as equity until the disposal of the investment. The average exchange rates for the year are used to translate the cash flows of foreign subsidiaries included in the consolidated statement of cash flows.

With reference to subsidiaries and associates which adopt inflation accounting to eliminate distorting effects on the result of the year, the statement of operations items have been translated at the year end exchange rates, in accordance with IAS 29 (Financial Reporting in hyperinflationary economies).

In the context of IFRS First-time adoption, the cumulative translation differences arising from the consolidation of foreign subsidiaries was set at nil, as allowed by IFRS 1 (First time Adoption of International Financial Reporting Standards); therefore, only accumulated translation differences generated and recorded after January 1, 2004 are included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Financial Statements	Notes To Consolidated Financial Statements

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

If losses attributable to minority shareholders in a consolidated subsidiary exceed the minority interests in the subsidiary’s equity, the excess, and any further losses attributable to the minority shareholders, are attributed to the Group except to the extent that the minority shareholders have a binding obligation, and are able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority shareholders (Group) until the minority’s share of losses previously absorbed by the Group has been recovered.

Investments in associates and in jointly controlled companies are included in the consolidated financial statements under the equity method in accordance with IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but has no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share in the earnings of associated and jointly controlled companies on an equity method basis, from the date that significant influence commences until such influence ceases. When the Group’s share of losses of an associated and jointly controlled company, if any, exceeds the carrying amount of the related investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and further losses are not recognized except to the extent that the Group has an obligation to cover such losses.

Unrealized gains and losses arising from transactions with associated companies are eliminated to the extent of the Group’s interest in those entities.

The accounting treatment of intra-group transfers of shares of consolidated companies which result in changes in the percentage of ownership of the subsidiary, whose shares are transferred, is not dealt with by IFRS. In the consolidated financial statements, the Group accounts for such transactions at historical values. Such transactions have no impact on the consolidated statement of operations and total shareholders’ equity. The gains or losses realized by the sellers are eliminated in full from the consolidated statements of operations and the minority interest is adjusted with a corresponding amount being recorded in the reserves of the Group in order to reflect the change.

INTANGIBLE ASSETS

Goodwill

When the Group acquires a controlling interest in an entity or business, the identifiable assets, liabilities and contingent liabilities acquired (including minority interests) are recorded at fair value at the date of acquisition. The excess of the cost of the business combination and the Group’s interest in the fair value of assets and liabilities is classified as goodwill and recorded in the balance sheet as an intangible asset with an indefinite life. The excess of fair value over cost or “badwill” is recognized in the statement of operations at the date of acquisition.

In the absence of a specific Standard or Interpretation, when the Group acquires a minority interest in controlled companies the excess of the acquisition cost over the carrying value of assets and liabilities acquired is recognized as goodwill (Parent entity extension method).

Goodwill is originally recorded at cost and is subsequently reduced by impairment losses.

In accordance with IAS 36 (Impairment of Assets), goodwill is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that the goodwill may be impaired. Impairment losses of goodwill are not reversed.

For the purpose of the first-time adoption of IFRS, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to business combinations which occurred prior to January 1, 2004. As a result, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, and was tested for impairment at the transition date.

Financial Statements	Notes To Consolidated Financial Statements

Research and development costs

Research costs are charged to the statement of operations in the period in which they are incurred.

Costs incurred internally for the development of new products and services represent intangible assets (mainly costs for software development) or tangible assets. Such costs are capitalized only if all the following conditions are met: the project is technically feasible and the Group intends to complete the asset and make it available for internal use or sale; the ability of the Group to use or sell the asset; the existence of a market for the products or services provided by the asset or the ability to use the asset internally; the availability of adequate technical and financial resources to complete the development and sale or internal use of the asset; and the ability of the Group to measure reliably the cost of the asset during the development phase.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process.

Capitalized development costs are amortized on a systematic basis from the start of production over the estimated product or service life.

Other intangible assets

Other purchased or internally-generated intangible assets are recognized as assets in accordance with IAS 38 (Intangible assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Such assets are recorded at purchase or development cost, or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for certain assets is the revalued cost, and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives. Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

Amortization is calculated on a straight-line basis over the estimated useful life of the assets. Amortization rates are revised on a yearly basis and change if the current estimated useful life is different from that previously estimated. The effects of changes in useful lives are recognized in the statement of operations prospectively.

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned are stated at acquisition or production cost or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition or construction of the asset) are expensed as incurred.

Capitalized cost also includes the present value of expected costs of decommissioning the asset and restoring the location if a legal or constructive obligation exists. The corresponding present value of the liability is recognized, in the year in which the obligation arises, in a balance sheet provision in Reserve for risks and future charges. These capitalized costs are depreciated and charged to the statement of operations over the economic useful life of the related tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Depreciation Rates
Civil and industrial buildings	3%-7%
Plant and equipment	3%-33%
Manufacturing and distribution equipment	15%-25%
Ships	9%
Other	12%-25%

Financial Statements	Notes To Consolidated Financial Statements

These depreciation rates are reviewed on a yearly basis and are modified if the current estimated useful life is different from that previously estimated. The effects of a change in the useful economic life are recognized in the statement of operations prospectively.

Land, including the land element of buildings, is not depreciated.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases, of which the Group retains substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The amount due to the lessor is included in the balance sheet as financial debt.

Gains realized on sale and lease-back transactions which are recorded under the finance method in accordance with IAS 17 are deferred over the period of the lease contract.

Assets held under finance leases are depreciated over the shorter of the lease term and their economic useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rents are charged to the statement of operations on a straight line basis over the lease terms.

IMPAIRMENT OF ASSETS

Assets with a finite life

During the year, the Group assesses whether there are any indicators of impairment of tangible assets and intangible assets with a finite life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The recoverable amount of an asset is the higher of fair value less costs to sell and the value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that based on current market interest rates and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized as income in the statement of operations.

Intangible assets with an indefinite life

Intangible assets with an indefinite life, including goodwill, are tested for impairment at least annually to assess the recoverable amount of the asset.

The test is conducted in conjunction with the planning process of the Group, near the end of every year. Therefore, the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating units or groups of cash-generating units which is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 (Segment Reporting).

Financial Statements	Notes To Consolidated Financial Statements

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the statement of operations. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and only then proportionally applied to the carrying amount of the other assets of the cash-generating unit, up to the recoverable amount of the assets. The recoverable amount of a cash-generating unit, or group of units, to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

In calculating value in use, the pre-tax estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market interest rates and the risks specific to the asset. The future cash flows are derived from the company plans approved by the Board of Directors which generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is estimated not higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operate.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cashflows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated with reference to the current operating conditions of the cash-generating unit and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net assets held for sale) and includes the goodwill attributable to minority interests.

After conducting the goodwill impairment test for the cash-generating unit (or group of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criteria to the single units. At this second level, the total recoverable amount of all cash-generating units or groups of cash-generating units is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also the net assets of those cash-generating units to which no goodwill was allocated and the corporate assets.

FINANCIAL INSTRUMENTS

For the purpose of first- time adoption of IFRS, the Group elected to adopt of IAS 32 (Financial instruments: disclosure and presentation) and IAS 39 (Financial instruments: recognition and measurement) at January 1, 2004, instead of applying the standard for the year beginning January 1, 2005. As allowed by IFRS 1, the designation of financial instruments as a financial asset “at fair value through profit or loss” or “available for sale” and as a financial liability valued at “fair value through profit or loss” has been carried out at the transition date (January 1, 2004) and not at the date of initial recognition.

As permitted by IFRS 1, where certain non-derivative financial assets and/or liabilities relating to transactions prior to January 1, 2004 have been derecognized under previous accounting policies, those assets and/or liabilities have not been recognized and recorded in accordance with IAS 39, except in circumstances where the information needed to apply IAS 39 to assets and/or liabilities derecognized in the past was available at the time of initially accounting for those transactions. The Telecom Italia Group has taken advantage of such option and is applying the derecognition of non-derivative financial assets/liabilities prospectively from January 1, 2003. As a consequence, the accounts receivables sold and derecognized during 2003 which did not meet the conditions under IAS 39 for derecognition have been accounted for as assets and a corresponding financial liability established.

Financial Statements	Notes To Consolidated Financial Statements

Equity investments

Equity investments other than those in subsidiaries, joint ventures and associates (normally below 20% shareholding levels) are classified upon the acquisition as “assets available for sale” or “assets valued at fair value through profit or loss” and included in current or non current assets.

Such investments are valued at fair value or at cost in the case of unlisted companies or investments whose fair value cannot be determined reliably, adjusted for impairment losses, as required by IAS 39.

Changes in the fair value of equity investments classified as available for sale are recognized in a specific equity reserve until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are reversed to the statement of operations for the year.

Changes in the fair value of equity investments classified as assets valued at fair value through profit or loss are directly recognized in the statement of operations.

Securities other than equity investments

Securities other than equity investments classified as non current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are measured at acquisition cost (which generally coincides with fair value), including transaction costs. Subsequently, they are measured at amortized cost.

Under the amortized cost method, the difference between initial cost of the financial instrument, net of repayments of principal already received, and the amount to be received on maturity is recognized each period until maturity based on the effective interest rate method. Write downs are booked for impairment, or uncollectability.

Securities other than equity investments classified as current assets are included in the following categories:

•	held to maturity: measured at amortized cost;

•	held for trading: measured at fair value through profit or loss;

•	available for sale: measured at fair value with the relevant contra items classified in a specific equity reserve.

When market prices are not available, the fair value of financial instruments is measured using appropriate valuation techniques e.g. discounted cash flow based on market information available at the balance sheet date.

The increase/decrease in the value of securities other than equity investments classified as available for sale is directly recognized in a specific equity reserve (Reserve for fair value adjustments of available for sale financial assets) until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are reversed to the statement of operations for the year.

Receivables and Loans

Receivables and loans classified both as non-current and current assets are measured at amortized cost.

Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and whose original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Financial Statements	Notes To Consolidated Financial Statements

Impairment of financial assets

Assessments are made regularly as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the statement of operations for the year.

Financial liabilities

Financial liabilities include financial debt (including advances received on the assignment of accounts receivable), other financial liabilities such as derivatives and financial lease obligations, and trade payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and are subsequently measured at amortized cost. The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already made, adjusted (up or down) on the basis of the “amortization” (using the effective interest method) of any differences between the initial amount and the maturity amount.

Compound financial instruments represented by bonds convertible into shares of the issuer (convertible bonds) are recognized by bifurcating the debt and the call option: the debt is included in financial liabilities under the amortized cost method while the call option value, computed as the difference between the fair value of the debt and the nominal value of the financial instrument, is classified in a specific equity reserve (Other equity instruments).

Compound financial instruments represented by bonds exchangeable with shares of entities other than the issuer (exchangeable bonds) are recognized by bifurcating the debt and the call option: the debt is recognized included in financial liabilities under the amortized cost method while the call option value is classified as a written option among the financial liabilities and measured at fair value. Gains and losses arising from changes in fair value are recognized in the statement of operations at each reporting date.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value are recognized in the statement of operations and are offset by the effective portion of the loss or gain arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivative financial instruments

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when: a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; b) the hedge is expected to be highly effective; c) its effectiveness can be reliably measured; and d) it is highly effective throughout the financial reporting periods for which the hedge is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge—Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the statement of operations. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the statement of operations.

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective

Financial Statements	Notes To Consolidated Financial Statements

portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for fair value adjustments of hedge instruments). The cumulative gain or loss is removed from equity and recognized in the statement of operations when the hedged transaction is recorded in the statement of operations. The gain or loss associated with the ineffective portion of a hedge is recognized in the statement of operations immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss remains in the equity reserve and is recognized in the statement of operations when the related transaction occurs or an impairment loss is recorded. If the hedged transaction is no longer probable, the cumulative unrealized gains or losses included in the equity reserve are immediately recognized in the statement of operations.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the statement of operations.

SALES OF RECEIVABLES

The Telecom Italia Group sells a significant part of its receivables through either securitization programs or factoring transactions.

Telecom Italia regularly sells a portfolio of trade receivables without recourse to the TI Securitization Vehicle S.r.l., a Special Purpose Entity (SPE). This SPE finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio of trade receivables). The sales price of the receivables, equal to the nominal value of the receivables less a discount which takes into account the expenses that the vehicle must bear, is paid to Telecom Italia partly as an Advanced Purchase Price (APP), at the time of sale, and partly as a Deferred Purchase Price (DPP). The deferred portion, which constitutes the credit enhancement under the Program, is paid to the assignor each time new receivables are sold, subject to the cash availability of the vehicle, and is calculated by the Program Administrator on the basis of pre-established conservative estimates of the collection times and the amounts of the credit notes that will be issued, consistent with the view of the rating agencies on a AAA or equivalent portfolio,. Such estimates, and therefore also the Deferred Purchase Price, are adjusted monthly on the basis of the effective performance of the receivables. For invoices issued and sold through September 2005, with regard to the risk of uncollectability, Telecom Italia was responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the DPP and the SPE retained the risk of uncollected amounts over the DPP. In accordance with SIC 12 (Consolidation—Special Purpose Entities (SPE)) through September 30, 2005, TI Securitization Vehicle S.r.l. (TISV) was included in the scope of consolidation, because the exposure of the assignor to the risk of uncollectability of the deferred purchase price implied, in substance, control over the SPE.

On December 15, 2005, the securitization program was restructured based on a Master DPP Transfer Agreement signed by Telecom Italia and certain financial institutions under which the DPP on Telecom Italia receivables relating to invoices issued between October 1, 2005 and May 31, 2006, are sold without recourse to such financial institutions.

Following the sale of the DPP without recourse, the risks and rewards of ownership of these receivables have been transferred in full to the financial institutions which take the control of SPE in accordance with SIC-12 provisions and, therefore, consolidate TISV.

The outstanding amount of receivables for DPP not sold at year end is not significant.

In addition, the Telecom Italia Group carried out some factoring transactions with or without recourse. Certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount, or include a continuing significant exposure to the cash flows arising from the receivables sold. These kinds of transactions do not meet IAS 39 requirements for assets derecognition, since the risks and rewards have not been substantially transferred.

Consequently, all receivables sold through factoring transactions which do not meet IAS 39 derecognition requirements are reflected in the Group financial statements, although they have been legally sold without recourse, and a corresponding financial liability is recorded in the consolidated financial statements.

Financial Statements	Notes To Consolidated Financial Statements

RECEIVABLES FOR CONSTRUCTION CONTRACTS

Construction contracts, relating to contracts with a duration of both less and more than 12 months, are recognized in accordance with the stage of completion and classified as receivables among current assets. Losses on such contracts, if any, are fully recorded in the statement of operations when they become known.

INVENTORY

Inventories of raw materials, semi-finished goods, work in progress and finished goods are valued at the lower of cost or market, cost being determined on a weighted average cost of each purchase. The inventory value includes the direct costs of materials, labor and indirect production costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Discontinued operations/assets held for sale include assets (or groups of assets to be disposed of) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of their carrying amount or fair value less costs of disposal.

In accordance with IFRS, discontinued operations/assets held for sale are presented as follows in the statement of operations and the balance sheets:

•	in two lines on the balance sheet: Discontinued operations/assets held for sale and Liabilities relating to discontinued operations/assets held for sale; and

•	in one line in the statement of operations: Net income (loss) from discontinued operations/assets held for sale.

EMPLOYEE BENEFITS

Reserve for severance indemnities

The Reserve for severance indemnities, to be accrued by Italian companies in accordance with the Italian Civil Code, is considered a defined benefit plan and is based, among other things, on employees’ years of service and remuneration earned by the employee during a pre-determined service period.

The Reserve for severance indemnities is determined by independent actuaries using the “Projected Unit Credit” method. For the purpose of first-time adoption of IFRS, and in subsequent years, the Group has elected to recognize all cumulative actuarial gains and losses.

The interest expense related to the discounting of the Reserve for severance indemnities is included in Personnel cost in the statement of operations.

Stock compensation plans

The Group provides additional benefits to certain members of senior management and employees through stock compensation plans (stock options) which are accounted for in accordance with IFRS 2 (Share-based Payments).

Employee stock options are measured at fair value at the grant date using models that take account of circumstances applicable at the date of grant (option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain period of time and/or upon attainment of certain performance conditions, the total stock option amount must be apportioned pro-rata temporis over the vesting period and recorded in equity under “Other equity instruments”, with a corresponding amount being recorded in the statement of operations under Personnel cost (given that this is a non-monetary consideration intended to enhance employee loyalty and provide an incentive to improve business performance).

Financial Statements	Notes To Consolidated Financial Statements

At the end of each reporting period, the previously determined fair value of each option is not restated or updated, but maintained in equity. However, the Group reviews the estimated number of options that will vest until expiry (and therefore the number of employees who will have exercise rights). The change in estimate must be deducted from or added to “Other equity instruments” with a corresponding amount being recorded in the statement of operations under Personnel cost.

When the option expires, the amount reflected in Other equity instruments is reclassified as follows: the portion relating to exercised options is reclassified to Additional paid-in capital and the portion relating to non-exercised options is reclassified under Retained earnings (accumulated losses), including net income (loss) for the year.

The Group elected to apply the exemptions provided by paragraph 25B of IFRS 1 and, therefore, did not apply IFRS 2 to stock option plans granted before November 7, 2002, where the terms and conditions of such plans did not change.

RESERVES FOR RISKS AND FUTURE CHARGES

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and a reliable estimate of the amount can be made.

Changes in estimates are reflected in the statement of operations in the period in which the change occur.

TREASURY SHARES

Treasury shares are reported as a deduction from shareholders’ equity. In particular, the nominal value of treasury shares is reported as a deduction from the Share capital issued while the excess portion of cost at acquisition over the nominal value is reported as a reduction of Other reserves.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or in previous financial statements, are recognized in the statement of operations.

REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues from services rendered are recognized with reference to the proportional performance method of the transaction and only when the outcome of the transaction can be estimated reliably. Revenues from the activation of telephone services and from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer (principally 8 years for retail customers and 3 years for wholesale customers). Subscriber acquisition and retention costs are recognized in the statement of operations in the year in which they are incurred.

Revenues from construction contracts are recognized based on of the percentage completion method.

ADVERTISING EXPENSES

Advertising expenses are charged to the statement of operations as incurred.

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the statement of operations except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the remittance of a subsidiary’s retained earnings are only made where there is the intention to remit such earnings. Other taxes, other than income taxes, such as property taxes and capital taxes, are included in operating expenses.

Financial Statements	Notes To Consolidated Financial Statements

Deferred tax liabilities/assets are provided using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying values in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses and tax credits are recognized to the extent that it is probable that future profits be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxing authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

DIVIDENDS

Dividends payable are reported as a change in shareholders’ equity in the year in which they are approved by the shareholders’ meeting.

EARNINGS PER SHARE

Basic earnings per Ordinary Share is calculated by dividing the Group’s net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the year, excluding Treasury Shares. Similarly, basic earnings per Saving Share is calculated by dividing the Group’s net income attributable to Saving Shares by the weighted average number of Saving Shares outstanding during the year. For diluted earnings per Ordinary Share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. The Group net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements and related disclosures that conform to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for revenues, bad debt provisions, inventory obsolescence and slow moving, depreciation and amortization, asset impairment, employee benefits, taxes, restructuring reserves, provisions and contingencies. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the statement of operations.

In the absence of a Standard or an Interpretation that specifically applies to a transaction, management uses its judgment in developing and applying an accounting policy that results in information that is reliable, in that the financial statements:

i.	represent a true and fair view of the financial position, operating result and cash flows of the entity;

ii.	reflect the economic substance of transactions, other events and conditions, and not merely the legal form;

iii.	are neutral, i.e. free from bias;

iv.	are prudent; and

v.	are complete in all material respects.

NEW PRINCIPLES AND INTERPRETATIONS ENDORSED BY THE EUROPEAN UNION BUT NON YET EFFECTIVE

In accordance with IAS 8 (Accounting Policies, Changes in Estimates and Errors) when a new Standard or Interpretation has been issued but is not yet effective, this fact and known or reasonably estimable information are to be disclosed to assess the possible impact that application of the new Standard or Interpretation will have on the financial statements in the period of initial application.

The IFRS effective from January 1, 2006 or later are hereby disclosed.

Financial Statements	Notes To Consolidated Financial Statements

Amendments to IAS 19—Employee benefits

Such amendments, introduced by IASB in December 2004 and endorsed by the European Union in November 2005 (Regulation EC 1910-2005), allow, the option to recognize actuarial gains and losses in full in the period in which they occur, outside the consolidated statements of operations and directly in a specific reserve within shareholders’ equity.

The Telecom Italia Group does not intend to use this option as it accounts for all actuarial gains and losses immediately in the statement of operations in the year when they occur. Such amendments are effective commencing January 1, 2006.

IFRIC 4—Determining whether an arrangement contains a lease

This interpretation, endorsed by the EU in November 2005 (Regulation EC 1910-2005), states that an arrangement that does not have the legal form of a lease but contains a lease has to be accounted for and classified as a finance or operating lease in accordance with IAS 17 (Leasing).

This Interpretation is effective commencing January 1, 2006.

Management not expects that the application of this interpretation will have a material impact on the Group consolidated financial statements.

Amendments to IAS 39—Cash Flow hedge accounting of forecast intragroup transactions

This amendment to IAS 39 endorsed in 2005 by the EU (Regulation EC 2106/2005) permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated statement of operations.

The amendment is effective commencing January 1, 2006 and will have no impact on the Telecom Italia Group consolidated financial statements.

IFRIC 6—Liabilities arising from participating in a specific market—Waste electrical and electronical equipment

Following the adoption of the Europeans Union’s Directive on Waste Electrical and Electronical Equipment (WE&EE) which regulates the collection, treatment, recovery and environmentally sound disposal of waste equipment, the IFRIC issued Interpretation No. 6 (IFRIC 6 ) which was endorsed by the EU (Regulation CE 108/2006) in January 2006 and provides guidance on how to recognize, in the financial statements of producers, the liabilities for waste management under the above EU Directive for equipment sold to private households before August 13, 2005 (i.e. historical waste).

IFRIC 6 clarified that participation in the market during the measurement period is the obligating event under IAS 37. As a result, the liability for waste management costs for historical household equipment arises from participation in the market during the measurement period and the timing of the obligating event may also be independent of the particular period in which the activities to perform the waste management are undertaken and the related costs incurred.

This Interpretation is effective commencing 2006. However the Italian Government has not yet issued and approved the necessary decrees to make the Directive effective. As a consequence, in absence of a Regulatory Framework the Group is unable, at the present time, to estimate the impacts, if any, on the financial statements arising from the application of the Interpretation.

Amendment to IAS 39 and IFRS 4—Financial Guarantee Contracts

These amendments, endorsed by the EU in January 2006 (regulation EC 108/2006), extend the scope of IAS 39 and provide guidance on the accounting of financial guarantee contracts by the issuer (guarantor).

Financial Statements	Notes To Consolidated Financial Statements

However, if an issuer of financial guarantee contracts has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting policies applicable to insurance contracts, it may elect to apply either IAS 39 or IFRS 4 (Insurance Contracts) to such financial guarantee contracts.

Such amendments are effective from January 1, 2006.

The Telecom Italia Group applies IAS 39 to these contracts and, consequently, no impact is expected from the application of these provisions.

IFRS 7—Financial instruments disclosures

This Standard, endorsed by the EU in January 2006 (Regulation EC 108/2006), replaces IAS 30 (Disclosures in the financial statements of Banks and similar financial institutions) and includes the Disclosure section of IAS 32 (Financial instruments: Disclosure and presentation) with certain amendments and integrations. As a result, IAS 32’s title changes to “Financial instruments: Presentation”.

IFRS 7 will be effective from January 1, 2007.

Amendments to IAS 1—Presentation of Financial Statements Capital Disclosures

These amendments, endorsed by EU in January 2006 (Regulation EC 108/2006), state that an entity shall disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies and process for capital management.

Such amendments will be effective from January 1, 2007.

NOTE 4—BUSINESS COMBINATIONS, ACQUISITIONS OF MINORITY INTERESTS AND TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL

BUSINESS COMBINATIONS

YEAR 2005

Acquisition of Liberty Surf Group S.A.

On May 31, 2005, after receiving the clearance by the French Antitrust Authorities, on the Stock Purchase agreements signed in April 2005, the closing of the transaction has taken place between Telecom Italia and Tiscali for the purchase of the equity investment held by the latter in Liberty Surf Group S.A., an important internet service provider operating on the French market. The investment corresponded to a 94.89% stake in the share capital of the company which is listed on the Paris Euronext.

The purchase price was approximately €248 million.

After the closing took place, Telecom Italia, in accordance with the applicable legal requirements, launched two takeover bids followed by a mandatory purchase of the residual capital of Liberty Surf Group S.A. at the price of €2.78 per share for a cost of €14 million.

Following these transactions, Telecom Italia holds 94,074,314 Liberty Surf Group S.A. shares equal to 100% of the capital of Liberty Surf Group S.A., after cancellation of the treasury stock held by Liberty Surf Group S.A., for a total cost of €268 million, including incidental costs of €6 million.

The following table presents the effect of the accounting treatment used for the purchase of the equity investment in Liberty Surf Group S.A.. The difference (€257 million) between the price paid (€268 million) and the net assets acquired (€11 million), excluding pre-existing goodwill (€34 million), was allocated as follows:

• €249 million	to Goodwill
• € 13 million	to Intangible assets with a finite life—Customer List
• € (5) million	to Reserve for deferred taxes

€257 million

Financial Statements	Notes To Consolidated Financial Statements

The value of the Customer List has been determined on the basis of the SAC (Subscriber Acquisition Cost) for the customers acquired. The “replacement cost” method was elected in lieu of the “income” method because the Tiscali wholesale business generated losses at the date of purchase.

The goodwill arising on acquisition was tested for impairment at the date of purchase, taking into consideration the value in use of the company acquired and also the synergies expected from the integration with Telecom Italia France. No indication of impairment arose.

Liberty Surf Group S.A.

	Fair values	Book values
	(millions of Euro)
Goodwill	249	34
Other non-current assets (excluding goodwill)	76	63
Total current assets	68	68

Total assets	393	165

Reserve for deferred taxes	5	—
Other non-current liabilities	21	21
Total current liabilities	99	99

Total liabilities	125	120

Net assets acquired	(*)268	45

(*) Of which:
Cost of the equity investment	262
Ancillary costs (taxes, legal fees and other expenses)	6

Total acquisition cost	268

The effect of the acquisition of Liberty Surf Group on the 2005 statement of operations is not significant the impact on the net financial position is to increase debt by €259 million (€268 million for the price paid net of €9 million of cash and cash equivalents acquired).

Acquisition of Elefante TV and Delta TV

On October 28, 2005 and November 4, 2005, after the necessary authorizations were received, the deeds were finalized for the purchase of Elefante TV and Delta TV for €116 million and €12 million, respectively.

Overall, the television broadcasting frequencies acquired represent a coverage of approximately 70% of the Italian population and will allow Telecom Italia Media to extend both its analog and digital TV broadcasting capabilities.

The transaction was carried out by the contribution of Elefante TV and Delta TV’s business segments to Telecom Italia Media Broadcasting in exchange for stock and, simultaneously, the sale to LA7 Televisioni of the shares issued by Telecom Italia Media Broadcasting following the contribution.

The business segments acquired include all the assets and operations functionally required for conducting TV broadcasting business, such as the stations and the frequencies, the “Elefante TV” brandname, the plant, equipment and sundry instruments, antennas, radio links, relay stations and other assets connected with radio and television operations using analog or digital technology. Also contributed were the contracts for the housing and maintenance of the equipment for radio and TV broadcasting and all the rights, permits, licenses, concessions (including the concession issued by the Ministry of Communications on July 28, 1999), relative to this business.

Financial Statements	Notes To Consolidated Financial Statements

The following table presents the effect of the accounting treatment used for the purchase of the business segments.

• € 41 million	to Goodwill
• €126 million	to Intangible assets with a finite life—Station Frequencies and TV Station Rights
• €(41) million	to Reserve for deferred taxes

€126 million

Elefante TV and Delta TV

	Fair values	Book values
	(millions of Euro)
Goodwill	41	—
Station frequencies	114	—
Television station rights	12	—
Other assets	3	3

Total assets	170	3

Payables and other liabilities	1	1
Reserves for deferred tax assets	41	—

Total liabilities	42	1

Net assets acquired	(*)128	2

(*) Of which:
Cost of business segments	127
Ancillary costs (taxes, legal fees and other expenses)	1

Total acquisition cost	128

ACQUISITIONS OF MINORITY INTERESTS

YEAR 2004

Acquisition of a 40% stake in Finanziaria Web

At the end of June 2004, an agreement was reached to settle the dispute concerning the framework agreement signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media) and its subsidiaries, and the companies in the De Agostini group.

Based on the agreement, De Agostini Invest transferred the entire investment held in Finanziaria Web to Telecom Italia Media (which already had control of the company with a 60% holding) for cash consideration of €287 million, in lieu of the originally agreed price of €700 million.

In addition to this amount, €38 million was paid to reimburse De Agostini Invest for the amounts paid to cover losses and recapitalize Finanziaria Web since July 2001.

The effect on the statement of operations of the Telecom Italia Group was an impairment loss of €116 million net of taxes.

Acquisition of Corporacion Digitel shares

With regard to the numerous disputes pending between TIM International and the other shareholders in Corporacion Digitel, related to the coverage of the losses incurred in 2002, a settlement agreement was reached in April 2004 wherein TIM International agreed to purchase all the other shareholders stakes (corresponding to 32.88% of Corporacion Digitel’s share capital).

Financial Statements	Notes To Consolidated Financial Statements

According to the agreement, executed on July 1, 2004, TIM International purchased 1,480,562 shares held by the minority shareholders of the Venezuelan company for U.S.$109.6 million. The closing took place after verification of the contractual conditions put into place to protect TIM International and Corporacion Digitel.

As a result, since July 1, 2004, TIM International holds 100% of the shares of the Venezuelan mobile operator.

YEAR 2005

Telecom Italia/TIM merger

The merger of Telecom Italia and TIM, described in detail in “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.3 Significant developments during 2005”, was finalized on June 30, 2005.

In summary, the merger was executed by the following transactions:

•	Cash tender offer for TIM ordinary and savings shares and additional purchases of TIM shares, detailed as follows:

– No. 2,456,501,605 ordinary shares acquired in the cash tender offer for	€ 13,854 million
– No. 8,463,127 savings shares acquired in the cash tender offer for	€ 48 million
– No. 5,063,893 additional purchases of ordinary and savings shares for	€ 28 million

Total No. 2,470,028,625 ordinary and savings shares purchased for	(1)€13,930 million

(1)	Including €98 million of costs incurred for the tender offer.

•	Telecom Italia Share capital increase to effect the merger by the issue of:

– No. 2,150,947,060 Ordinary Shares (€2.595 per share) for	€5,582 million
less: No. 24,607,520 shares issued by Telecom Italia to be issued in exchange for No. 14,224,000 TIM shares held by Telecom Italia Finance (€2.595 per share) for	€(64) million
– No. 230,199,592 Savings Shares (€2.156 per share) for	€496 million

Total No. 2,356,539,132 Ordinary and Savings Shares issued, net of No. 24,607,520 shares issued to effect the exchange for No. 14,224,000 TIM shares held by Telecom Italia Finance, for a total of	€6,014 million

The Telecom Italia/TIM merger was accounted for at fair value applying the parent-entity extension method. The difference between the fair value of the shares purchased and issued, and the underlying share of TIM’s carrying value of net assets acquired was recorded as goodwill and amounted to €16,654 million, of which €11,804 million arose from the cash tender offer and additional share purchases, and €4,850 million from the exchange of TIM shares. The Telecom Italia shares issued to service the exchange were valued at the market price at June 30, 2005 (€2.595 for each Ordinary Share and €2.156 for each Savings Share).

Reorganization of the Brazilian mobile telephone companies

On May 30, 2005, the Extraordinary Shareholders’ Meetings of the three companies involved unanimously approved the acquisition of the shares of the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicaçoes S.A. by means of a share capital increase by TIM Participaçoes S.A.. The exchange ratios were determined on the basis of economic and equity valuations performed by Banco ABN-AMRO Real S.A.. TIM Participaçoes affected a capital increase on behalf of the shareholders of the two subsidiaries by issuing ordinary and preferred Shares. On the same date, TIM Sul S.A. and TIM Nordeste Participaçoes S.A. were delisted from the Brazilian stock exchange and TIM Participaçoes then cancelled the shares purchased from the shareholders which exercised their withdrawal rights. The two companies, although maintaining separate legal and administrative status, are now wholly-owned subsidiaries of TIM Participaçoes.

Financial Statements	Notes To Consolidated Financial Statements

The effect on “goodwill” is as follows:

•

an increase of €62 million for the purchase of the shares of the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicaçoes S.A. through the capital increase reserved to them and effected by the parent TIM Participaçoes S.A. (€57 million) and €5 million for the purchase of TIM Participaçoes S.A. ordinary shares on the market by the subsidiary TIM Brasil;

•

a decrease of €25 million for the derecognition of goodwill as a result of the dilution of the investment in TIM Participaçoes S.A. following the capital increase reserved to the minority shareholders.

The goodwill of €57 million is calculated as the difference between the market value of ordinary and preferred shares issued by TIM Participaçoes and subscribed by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicaçoes (€204 million) and the underlying share of the net assets attributable to the minority interests of TIM Sul and TIM Nordeste Telecomunicaçoes at the time of the transaction and covered by the acquisition (€147 million).

The transaction had a negative effect of €14 million on the Shareholders’ equity attributable to the Group and a positive effect of €40 million on the minority interests.

TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL

Acquisition of Virgilio and Tin.it by Telecom Italia S.p.A.

As part of the process to rationalize the Telecom Italia Group’s Internet operations, the following transactions were finalized on the basis of the contractual agreements signed with Telecom Italia Media on April 4, 2005:

•

on May 30, 2005, Telecom Italia purchased, from Telecom Italia Finance, the entire investment in ISM S.r.l. (which already held a 40% stake in Finanziaria Web which, in turn, held a 66% interest in Matrix) for a total amount of €98 million;

•

on June 1, 2005, ISM S.r.l. (in which Telecom Italia holds a 100% interest), having received €70 million from Telecom Italia in the form of an increase in share capital, acquired 60% of Finanziaria Web and 0.7% of Matrix from Telecom Italia Media for €70 million;

•

on June 1, 2005, Telecom Italia purchased the 100% interest in Nuova Tin.it S.r.l., a newly-established company in which Telecom Italia Media contributed the Tin.it business segment, at a price of €880 million.

At the conclusion of the foregoing transactions, Telecom Italia holds, directly and indirectly, (through ISM) full control over Virgilio’s operations.

The purchase of the “Internet” business from the subsidiary Telecom Italia Media is considered a transaction among “shareholders” since it took place within the same group. Accordingly, the difference between the price paid and the share of underlying net assets acquired of €364 million was allocated as a reduction of reserves.

On June 28, 2005, the buyback of ordinary and savings shares was successfully concluded for, respectively, €0.40 per ordinary share and €0.33 per savings share, as voted by the Shareholders’ Meeting of Telecom Italia Media held May 24, 2005.

Telecom Italia Media, after proportionally allocating the shares tendered, bought back 364,251,922 ordinary shares and 6,107,723 savings shares for a total of €148 million.

Following the cancellation of the shares bought back on October 18, 2005, Telecom Italia increased its direct controlling interest (60.2%) and indirect holding (2.1% through Telecom Italia Finance) from a total of 62.3% to 69.2%. The percentage investment in share capital, also taking into account the exercise of stock options, increased from 61.47% to 68.07% at December 31, 2005.

Reorganization of the Med group

In July 2005, the Telecom Italia Group executed the agreement reached last December with the minority shareholders of Med Nautilus S.A., Med Nautilus Ltd and Med 1, negotiated to resolve certain matters disputed

Financial Statements	Notes To Consolidated Financial Statements

under Med Nautilus S.A.’s and Telecom Italia/Telecom Italia International’s put option on 49% of Med Nautilus Ltd and Med 1 shares, and to resolve the arbitration proceedings set in motion in Luxembourg by the Fishman group (FTT) aimed at the restitution of the amounts paid to Telecom Italia International in 2000 for the purchase of a 30% stake in Med Nautilus S.A..

As a result of this agreement, the Telecom Italia Group, besides strengthening its presence in the sector of IP services and wholesale data in the East Mediterranean, now holds a 100% stake in Med Nautilus Ltd (through Med Nautilus S.A.) and in Med 1, following the purchase of the minority interest for consideration of €135 million.

Concurrently, non-strategic activities in certain local Israeli operations were sold, which were managed by the same Med Nautilus Ltd and Med 1 (for the latter, the entire investment in Med 1 IC-1 (1999) Ltd was sold). Furthermore, the Fishman group, in disposing of its investment in Med Nautilus S.A., acquired 30% of the capital of the subsidiary Elettra S.p.A. for approximately €35 million.

Overall, the agreement entailed a net cash disbursement of €49 million.

NOTE 5—FINANCIAL RISK MANAGEMENT

Objectives and policies for the management of the financial risks of the Telecom Italia Group

The Telecom Italia Group is exposed to market risks in the ordinary course of its business operations. Such risks are mainly interest rate and exchange rate exposure in connection with financial assets acquired and financial liabilities assumed. These principally include short-term and medium-term bank loans, ordinary and convertible bonds, finance leases, financial assets represented by securities, and trade accounts receivable and payable.

Market risks are managed by:

•	the definition, at a central level, of guidelines for operations;

•	the activities of an internal committee which monitors the level of exposure to market risks consistently with predetermined general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to attain the predetermined objectives;

•	the monitoring of actual results; and

•	the exclusion of any dealings with speculative financial instruments.

The monitoring activities conducted by the central treasury function and the internal committee are also aimed at assessing, on an ongoing basis, the creditworthiness of counterparties and the concentration of risk.

Market risk

The risk management policies of the Telecom Italia Group aim at diversifying market risks and minimizing interest rate exposure by suitable portfolio diversification, which is also implemented by using carefully selected derivative financial instruments.

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and in exchange rates in the markets in which the Group operates mainly Europe, Great Britain, the United States and Latin America.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that predetermined mix. Interest Rate Swaps (IRS), in particular, are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating, to bring them in line with parameters that are considered optimum.

Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of anticipated operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established at 70% fixed-rate and 30% floating-rate. These percentages are established on the nominal amount of the debt.

Financial Statements	Notes To Consolidated Financial Statements

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issued in currencies other than the euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

As a result of the above policies, at December 31, 2005, the exchange risk on the financial payables of the Group denominated in currencies other than euro was completely hedged.

Derivative financial instruments are used by the Group and are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than the euro and the management of the interest rate risk on fixed-rate debt. Derivative financial instrument are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparties and are constantly monitored in order to reduce the credit risk.

The following tables present the nominal repayment/investment amount that reflects the effective interest rate exposure of the Group and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame, frequent renewal) are such that the interest rate is periodically re-fixed on the basis of market parameters, even though the contract does not call for the re-fixing of the interest rate (such as in the case of bank deposits and Euro Commercial Paper), was considered in the category of floating rate.

The information below does not include in “Financial liabilities related to discontinued operations/assets held for sale” payables of Corporacion Digitel (€11 million of non-current liabilities) and the Gruppo Buffetti (€19 million of current liabilities) due to Group companies and consequently, does not include accounts receivable due from Group companies to Corporacion Digitel and the Gruppo Buffetti.

Financial liabilities (at nominal repayment amount)
	Fixed rate debt	Floating rate debt	Total
	(millions of Euro)
Notes and bonds	24,511	10,066	34,577
Convertible/exchangeable notes and bonds	2,642	—	2,642
Loans and other payables	5,434	7,644	13,078
Discontinued Operations/assets held for sale	—	112	112

Total	32,587	17,822	50,409

Financial assets (at the nominal investment amount)
	Fixed rate assets	Floating rate assets	Total
	(millions of Euro)
Deposits and cash	—	10,041	10,041
Euro commercial papers	—	326	326
Securities	4	380	384
Other receivables	24	1,038	1,062
Discontinued Operations/assets held for sale	—	37	37

Total	28	11,822	11,850

For floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the next 12 months.

For the effective interest rate table, the amount of assets and liabilities includes the original transaction net of the effect of any derivative hedge instruments.

Financial Statements	Notes To Consolidated Financial Statements

The information, since it is provided by class of financial assets and liabilities, was established under an average weighting method using the adjusted book value related to accruals and fair value adjustments. Therefore, this represents the amortized cost, net of accruals and any fair value adjustments as a consequence of hedge accounting.

Financial liabilities
	Adjusted book value	Effective interest rate
	(millions of Euro)	(%)
Notes and bonds	34,453	5.71%
Convertible/exchangeable notes and bonds	2,505	6.39%
Loans and other payables	12,891	3.93%

Total	49,849	5.28%

Financial assets
	Adjusted book value	Effective interest rate
	(millions of Euro)	(%)
Deposits and cash	10,041	3.03%
Euro commercial papers	326	2.36%
Securities	384	3.29%
Other receivables	864	4.89%

Total	11,615	3.16%

Hedges of financial liabilities at December 31, 2005, overall, result in a reduction in the nominal interest rate and, therefore, a reduction in the effective interest rate.

With regard to financial assets, the weighted average effective interest rate is not significantly affected by derivative instruments.

With reference to the concept of market risk, in the broad sense, the Group uses interest coupon step-ups and step-downs for certain bonds when there are changes in the rating. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the “Note 18—Financial liabilities—current and non-current”.

As to market risks connected with derivative financial instruments, reference should be made to “Note 23—Financial instruments”.

Credit risk

The management of the liquidity of the Group is guided by prudent criteria and is principally based on money market management and bond portfolio management. Temporary excess cash in the amount necessary to meet cash requirements within the next 12 months is invested in the money market. Excess liquidity which is expected to be required to meet cash requirements in beyond 12 months is invested in bonds.

In order to limit the risk of non-fulfillment of the obligations undertaken by the counterparty, deposits are held with leading high-credit-quality banking and financial institutions with at least an A rating. Furthermore, deposits are usually made for periods of less than 90 days. Other temporary investments of liquidity in Euro Commercial Paper relate to issuers with AAA, AA and A ratings and offices in Europe. With regard to bond portfolio management, the issuers have at least an A rating.

With a view towards minimizing credit risk, the Group practices a diversification policy for its investments in liquidity. Accordingly, there are no significant positions with any one single counterparty.

Liquidity risk

The Group’s objective is to achieve an adequate level of financial flexibility by maintaining a margin of current treasury resources to cover refinancing requirements for at least the next 12 months using irrevocable bank lines and liquidity.

Financial Statements	Notes To Consolidated Financial Statements

Current financial assets at December 31, 2005 represent 114.2% of short term financial commitments (due in 2006) allowing a further and partial coverage of the amount due in 2007. 18.9% of gross financial indebtedness at December 31, 2005 will be due in the following 12 months.

Fair value

In order to determine the fair value of derivative instruments, the Telecom Italia Group uses various valuation models. The fair value of IRSs and CCIRSs reflects the difference between the fixed rate which should be paid/received and the interest rate (having the same maturity as the swap) based on market information at the measurement date. With regards to IRSs, the notional amount does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, also depends on the differential between the exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and at the intermediate payment dates.

With regard to the fair value of financial liabilities, reference should be made to the “Note 23—Financial instruments” for the assumptions and the amounts.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS WITH AN INDEFINITE LIFE

Goodwill and other intangible assets with an indefinite life increased from €27,459 million as of December 31, 2004 to €43,980 million as of December 31, 2005.

The breakdown of goodwill by business segment and the changes during 2004 and 2005 are presented in the following tables:

	As of January 1, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2004
	(millions of Euro)
Wireline	15,079	—	326	(292)	—	15,113
Mobile	11,603	(122)	295	(7)	—	11,769
Media	210	—	—	(11)	—	199
Olivetti	6	—	—	—	—	6
Other activities(*)	574	(24)	—	(177)	(1)	372

Total	27,472	(146)	621	(487)	(1)	27,459

	As of December 31, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2005
	(millions of Euro)
Wireline	15,113	—	254	(3)	—	15,364
Mobile	11,769	(273)	16,716	(25)	199	28,386
Media	199	(20)	58	(7)	—	230
Olivetti	6	—	—	(6)	—	—
Other activities(*)	372	(372)	—	—	—	—

Total	27,459	(665)	17,028	(41)	199	43,980

(*)	Other activities include the Finsiel group and the Entel Chile group which were sold during 2005.

The increase of €16,521 million in 2005 is due to the following transactions:

Increase:

•	€11,804 million for the purchase of TIM ordinary and savings shares through the cash tender offer and on the market;

Financial Statements	Notes To Consolidated Financial Statements

•	€4,850 million for the share exchange of TIM ordinary and savings shares following the merger with Telecom Italia;

•	€249 million for the purchase of 100% of Liberty Surf Group S.A.;

•	€199 million for exchange differences on the goodwill relating to the Brazilian companies;

•

€62 million (exchange rate effect included) for the purchase of the shares of the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicaçoes S.A. through a share capital increase by TIM Participaçoes S.A., and as a result of the purchase of TIM Participaçoes S.A. ordinary shares on the market by the parent, TIM Brasil;

•	€41 million for the purchase of the business segments Elefante TV and Delta TV; and

•	€22 million for other transactions.

Decrease:

•	€665 million relating to discontinued operations/assets held for sale, of which €273 million refers to TIM Hellas, €20 million to the Gruppo Buffetti and €372 million to the Entel Chile group;

•	€25 million for the dilution in TIM Participaçoes S.A. following the capital increase reserved for the minority shareholders;

•	€10 million for the sale of Televoice S.p.A. and Databank S.p.A. and other minor companies; and

•	€6 million for the impairment of the goodwill relating to the Cash Generating Unit (CGU) Olivetti.

The gross carrying amounts of goodwill and the relative impairment losses accumulated from January 1, 2004 (date of allocation to the cash-generating units) to December 31, 2005, are summarized as follows:

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of Euro)
Wireline	(*)15,656	(*)(292)	15,364
Mobile	28,393	(7)	28,386
Media	230	—	230
Olivetti	6	(6)	—

Total	44,285	(305)	43,980

(*)	Includes €282 million relating to the settlement with De Agostini in 2004.

Goodwill under IAS 36 is not amortized but is subject to an impairment test at least annually. To test for impairment, goodwill must be allocated to cash-generating units or groups of cash-generating units which must not be larger than a business segment determined in accordance with IAS 14. The criteria followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Wireline	Liberty Surf Group
Hansenet
Wireline (excluding Liberty Surf Group and Hansenet)
Mobile	Domestic
Brazil
Media	TI Media

The value used to determine the recoverable amount of the groups of units to which the goodwill was allocated is the value in use, with the exception of TI Media, which is a listed company, and therefore market capitalization at

Financial Statements	Notes To Consolidated Financial Statements

December 31, 2005 was used as the measure of the entity’s fair value. For AVEA I.H.A.S., the amount of U.S.$500 million was used; being the amount at which the equity investment could be sold under the agreements reached with Saudi Oger.

The most representative basic assumptions for the calculation of the value in use of each group of cash generating units are presented in the following table (Ebitda means Earnings before interest, taxes, depreciation and amortization):

Liberty Surf Group	Hansenet	Wireline	Mobile Domestic	Mobile Brazil
Number of customers	Number of customers	Ebitda margin (Ebitda/sales) during the period of the plan	Ebitda margin (Ebitda/sales) during the period of the plan	Growth rate of sales during the forecast period (2005-2008)

Margin per customer during the period of the plan 2005-2012	Gross operating margin expected for 2006	Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capabilities (in proportion to sales)	Ebitda margin (Ebitda/sales) during the period of the plan

		Non-recurring expenses excluded from expected Ebitda for extrapolation in the calculation of the end amount	Non-recurring expenses excluded from expected Ebitda for extrapolation in the calculation of the end amount	Exchange rate Real/ Euro

Cost of capital	Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

All the plan figures are based on the Group’s most recent experience and the best estimates of management for the period of the plan 2005-2008. In the case of Liberty Surf, the impairment test required an extension of the plan to 2012, in that the network investments needed to develop broadband in France have a long-term time frame and the aggregation of the entity acquired from Tiscali (the previous Liberty Surf Group) with the pre-existing TI France was effected only in November 2005. The new Liberty Surf Group will begin a significant capital expenditure plan for network development in 2006 which was not considered for purposes of the net present value used in the impairment test, but by assuming an appropriate proportion of results of the merged businesses to comply with IAS 36, paragraph 44. With regard to Hansenet, on the other hand, in order to eliminate the net present value of future investments in the impairment test, only the flow of the expected results for 2006 was used, forecasting it in perpetuity.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Liberty Surf Group	Hansenet	Wireline	Mobile Domestic	Mobile Brazil
+0.5%	+0.5%	-1%	+0.5%	+6.2%

Such rates fall within the range of growth rates applied by analysts following Telecom Italia stock (as can be seen from the reports published after November 8, 2005: the date the third-quarter 2005 results were announced).

The cost of capital was estimated using three external sources:

a)	the February 4, 2006 resolution by the Italian National Regulatory Agency for Communications which provides the model for determining the cost of capital for fixed telephone operators in Annex 1. The

Financial Statements	Notes To Consolidated Financial Statements

criteria for the estimate of the cost of capital proposed by the authority is CAPM—Capital Asset Pricing Model (the same criteria used by the Group to estimate the value in use and referred to in the Annex A to IAS 36);

b)

the weighted average cost of capital (wacc) used by the analysts following Telecom Italia stock in the reports published between November 8, 2005 and January 2006, relative to the principal business segments of the group. Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) forecast for the purpose of estimating the end amount, the comparison was also made on the capitalization rates (wacc-g);

c)

the Beta coefficient for business segments arrived at by using the Beta coefficients of the 12 European multibusiness incumbents (wireline, mobile and other), including Telecom Italia itself, adjusted to take into account the target financial structure of the Group.

On the basis of these elements, the weighted average cost of capital and the Beta coefficients were estimated for each segment/business unit as follows:

	Liberty Surf Group	Hansenet	Wireline (excluded Liberty Surf Group and Hansenet)	Mobile Domestic	Mobile Brazil
Wacc after taxes	7.22%	7.22%	6.00%	6.30%	14.4%
Wacc after taxes -g	6.72%	6.72%	7.00%	6.80%	8.2%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in reais for Brazil).

A sensitivity analysis of the results was carried out for all segments which showed that in all cases, with the exception of Liberty Surf Group, the values in use remain significantly higher than the carrying amounts. A change of an increase of 50 basis points (hundredths of percentage points) would generate an impairment of the Liberty Surf Group business unit of €42 million. However, reference to multiples of comparable companies leads to amounts significantly higher than those recorded in the financial statements.

The second level of impairment testing was effected by considering the values in use of the groups of units/segments to which goodwill was allocated, the value in use of Olivetti, the surplus assets excluded from the configuration of accounting capital to be compared with the operational value in use of the individual segments and the Corporate segment. For the latter, a negative amount was estimated. The capitalization rate of the net expenses of the Corporate structure was prudently made to coincide with the risk-free rate. At this second level, too, there is no impairment.

NOTE 7—INTANGIBLE ASSETS WITH A FINITE LIFE

Intangible assets with a finite life increased from €6,774 million at December 31, 2004 to €6,810 million. A breakdown of the composition and movements during the year are presented in the following tables:

	As of January 1, 2004	Discontinued operations/ assets held for sale	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2004
	(millions of Euro)
Industrial patents and intellectual property rights	1,987	(50)	1,149	(1,168)	(9)	(2)	1	602	2,510
Concessions, licenses, trademarks and similar rights	3,758	(1)	18	(254)	(59)	—	(1)	43	3,504
Other intangible assets	67	(25)	38	(21)	(3)	(4)	—	—	52
Work in progress and advances to suppliers	673	(6)	730	—	(2)	(10)	—	(677)	708

Total	6,485	(82)	1,935	(1,443)	(73)	(16)	—	(32)	6,774

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2004	Discontinued operations/ assets held for sale	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2005
	(millions of Euro)
Industrial patents and intellectual property rights	2,510	(99)	1,276	(1,414)	(10)	(20)	91	476	2,810
Concessions, licenses, trademarks and similar rights	3,504	(365)	51	(253)	—	(6)	188	199	3,318
Other intangible assets	52	(16)	47	(17)	—	—	—	(9)	57
Work in progress and advances to suppliers	708	(14)	411	—	—	—	18	(498)	625

Total	6,774	(494)	1,785	(1,684)	(10)	(26)	297	168	6,810

Additions made in 2005 include €182 million of capitalized internal construction costs.

Industrial patents and intellectual property rights at December 31, 2005 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (and are amortized over the useful life estimated in 3 years). These relate mainly to the Wireline Business Unit for €1,473 million and the Mobile Business Unit for €1,233 million.

Concessions, licenses, trademarks and similar rights mainly refer to the Mobile Business Unit (€2,869 million) for the remaining unamortized cost of UMTS and PCS licenses, to the Wireline Business Unit (€287 million, of which €169 million refers to costs principally for Indefeasible Rights of Use—IRU) and to the Media Business Unit (€158 million for the costs of purchasing TV frequencies, of which €126 million was acquired through the purchase of the Elefante TV and Delta TV).

The remaining unamortized mobile telephone licenses totalling €2,869 million refer to the following:

•	Licenses of Tim Italia:

–	UMTS for €2,148 million expiring in 2021 (amortized in 18 years);

–	Wireless Local Loop for €12 million expiring in 2016 (amortized in 15 years).

•	Licenses of the Brazilian companies:

–	GSM of TIM Celular for a total of €539 million expiring between 2016 and 2018 (amortized in 13-15 years);

–	TDMA and GSM of Maxitel for a total of €162 million expiring between 2012 and 2013 (amortized in 9-13 years);

–	GSM of TIM Participaçoes for a total of €8 million expiring between 2007 and 2009.

Radio and television frequencies acquired through the purchase of the business segments Elefante TV and Delta TV are recorded, at December 31, 2005, for €124 million, net of the amortization charge for the year of €2 million, and will be used for digital technology and have an estimated useful life up to 2018.

Other intangible assets include €13 million related to the value allocated to the Customer List on the purchase of the controlling interest in Liberty Surf Group S.A..

In 2005, impairment losses of €10 million, net of impairment reversals of €1 million, mainly refer to Maxitel. In 2004, net impairment losses were €73 million and mainly referred to the reorganization of the Latin American Nautilus group.

Amortization and impairment losses are recorded in the statement of operations as components of the operating income.

Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2005 can be summarized as follows:

	Gross carrying amount	Accumulate impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	9,886	(15)	(7,061)	2,810
Concessions, licenses, trademarks and similar rights	4,457	(276)	(863)	3,318
Other intangible assets	170	(80)	(33)	57
Work in progress and advances to suppliers	625	—	—	625

Total	15,138	(371)	(7,957)	6,810

The impairment losses in “Concessions, licenses, trademarks and similar rights” mainly refer to the Indefeasible Rights of Use (IRU) of the capacity and cables relating to the international connections acquired by LAN.

Such impairments, principally relating to the years prior to 2004, are the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. This is due to the significant reduction in expectations of the growth of the new economy over the past years, in addition to the persistent negative economic situation in the region in which the subsidiary operates (Latin America and, in particular, Argentina).

NOTE 8—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased from €17,853 million as of December 31, 2004 to €16,443 million. Details are as follows:

	As of January 1, 2004	Discontinued operations/ assets held for sale	Additions	Depreciation	Impairment losses/ reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2004
	(millions of Euro)
Land	242	(10)	—	—	—	(2)	(1)	(5)	224
Civil and industrial buildings	1,428	(22)	97	(116)	(23)	(23)	(4)	121	1,458
Plant and equipment	14,237	(104)	2,054	(3,049)	(56)	(22)	(42)	1,132	14,150
Manufacturing and distribution equipment	46	—	34	(28)	—	(5)	—	15	62
Aircrafts and ships	78	—	—	(12)	(11)	—	—	—	55
Other	756	(21)	293	(346)	(2)	(14)	—	296	962
Construction in progress and advances to suppliers	1,615	(11)	868	—	9	(6)	—	(1,533)	942

Total	18,402	(168)	3,346	(3,551)	(83)	(72)	(47)	26	17,853

	As of December 31, 2004	Discontinued operations/ assets held for sale	Additions	Depreciation	Impairment losses/ reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2005
	(millions of Euro)
Land	224	(14)	—	—	—	(62)	2	5	155
Civil and industrial buildings	1,458	(181)	23	(103)	(1)	(249)	19	6	972
Plant and equipment	14,150	(1,219)	2,069	(2,910)	—	(29)	378	468	12,907
Manufacturing and distribution equipment	62	(5)	38	(31)	—	—	—	8	72
Aircrafts and ships	55	—	—	(9)	—	—	—	—	46
Other	962	(86)	380	(363)	—	(6)	99	188	1,174
Construction in progress and advances to suppliers	942	(77)	790	—	(8)	(2)	59	(587)	1,117

Total	17,853	(1,582)	3,300	(3,416)	(9)	(348)	557	88	16,443

Financial Statements	Notes To Consolidated Financial Statements

Additions in 2005 include €155 million of capitalized internal construction costs.

During 2005, the impairment losses of €9 million refer mainly to the write-down of telephone equipment which is being replaced by technologically advanced equipment. In 2004, the impairment losses totaled €83 million and resulted mainly from the reorganization of the Latin American Nautilus group.

Depreciation and impairment losses are recorded in the statement of operations within the operating income.

Disposals in 2005 include €304 million for 561 buildings contributed to Fondo Raissa and 246 buildings contributed to Fondo Spazio Industriale which are part of the agreement to dispose of more than 1,300 buildings for a total of approximately €1 billion.

These real estate transactions fall under the scope of the network restructuring process resulting from the changes in technology in the field of telecommunications which make it possible to reorganize and optimize the physical spaces occupied by the telephone exchanges and, as a result, gradually free up the relative properties.

In 2005, the transactions generated a gain on consolidation of €264 million, net of incidental charges, and reduced the consolidated net financial debt by €568 million, This is after taking into account the recognition, in accordance with the finance method under IAS 17, of 78 buildings sold to Fondo Raissa and subsequently leased back under long-term finance leases. These buildings have therefore been reclassified from owned properties to leased properties.

The second stage of the project will be completed during the first half of 2006 when more than 500 buildings will be contributed to Fondo Raissa and Fondo Spazio Industriale for a total of approximately €431 million.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2005 can be summarized as follows:

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net book value
	(millions of Euro)
Land	155	—	—	155
Civil and industrial buildings	2,247	(35)	(1,240)	972
Plant and equipment	58,143	(151)	(45,085)	12,907
Manufacturing and distribution equipment	756	(5)	(679)	72
Aircrafts and ships	145	(11)	(88)	46
Other	4,159	(7)	(2,978)	1,174
Construction in progress and advances to supplier	1,126	(9)	—	1,117

Total	66,731	(218)	(50,070)	16,443

Assets held under finance leases

Assets held under finance leases decreased from €1,653 million at December 31, 2004 to €1,598 million at December 31, 2005. Details of the composition and changes are as follows:

	As of January 1, 2004	Discontinued Operations/ assets held for sale	Additions	Depreciation	Disposals	Exchange Differences	Other changes	As of December 31, 2004
	(millions of Euro)
Land	8	—	—	—	—	—	—	8
Civil and industrial buildings	1,638	—	4	(93)	—	—	12	1,561
Plant and equipment	2	(1)	—	—	—	—	—	1
Aircrafts and ships	22	—	—	(4)	—		—	18
Other	77	—	39	(43)	(2)	—	(6)	65

Total	1,747	(1)	43	(140)	(2)	—	6	1,653

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2004	Discontinued Operations/ assets held for sale	Additions	Depreciation	Disposals	Exchange Differences	Other changes	As of December 31, 2005
	(millions of Euro)
Land	8	(3)	—	—	—	—	(5)	—
Civil and industrial buildings	1,561	(21)	14	(93)	—	—	16	1,477
Plant and equipment	1	(1)	—	(1)	—	—	2	1
Aircrafts and ships	18	—	—	(4)	—	—	—	14
Other	65	(2)	46	(34)	(4)	—	—	71
Construction in progress and advances to supplier	—	—	28	—	—	—	7	35

Total	1,653	(27)	88	(132)	(4)	—	20	1,598

Depreciation and impairment losses are recorded in the statement of operations within the operating income.

Other changes in 2005 include €50 million representing the net carrying amount of 78 owned buildings contributed to Fondo Raissa and the long-term financial leaseback of these buildings which, in accordance with IAS 17, have been reclassified from owned properties to leased properties, and €2 million as a result of the acquisition of the Liberty Surf group.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2005 can be summarized as follows:

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net book value
	(millions of Euro)
Civil and industrial buildings	1,967	(27)	(463)	1,477
Plant and equipment	22	—	(21)	1
Aircrafts and ships	30	—	(16)	14
Other	152	—	(81)	71
Construction in progress and advances to supplier	35	—	—	35

Total	2,206	(27)	(581)	1,598

As of December 31, 2005, minimum lease payments due in future years and their present value are as follows:

	Minimum lease payments	Present value of minimum lease payments
	(millions of Euro)
Within 1 year	234	218
From 2 to 5 years	868	685
Beyond	1,965	891

	3,067	1,794

	As of December 31,
	2004	2005
Future lease payments	3,139	3,067
Less: Interest portion	(1,369)	(1,273)

Present value of lease payments	1,770	1,794

Finance lease obligations	2,087	2,128
Finance lease obligations relating to Discontinued operations/assets held for sale	(34)	—
Financial receivables for lessors’ net investments	(283)	(334)

Total net finance lease liabilities	1,770	1,794

Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—OTHER NON-CURRENT ASSETS

Other non-current assets increased from €2,338 million as of December 31, 2004 to €3,163 million as of December 31, 2005. Other non-current assets are detailed as follows:

			As of December 31,
			2004	2005
			(millions of Euro)
Equity investments in:
– Associated companies accounted for using the equity method			585	765
– Jointly—controlled companies			—	16
– Other companies			479	561

	(A	)	1,064	1,342

Securities and financial receivables:
– Securities other than equity investments			7	8
– Financial receivables and other non-current financial assets			386	988

	(B	)	393	996

Miscellaneous receivables and other non-current assets:
– Miscellaneous receivables			381	358
– Medium/long-term prepaid expenses			500	467

	(C	)	881	825

Total	(D=A+B+C	)	2,338	3,163

Major transactions involving equity investments

a)    Acquisitions in 2004

Capital increases by ETECSA

During the first half of 2004, the Shareholders’ Meeting of the Cuban company voted three increases in share capital in order to fund the extraordinary financial requirements for the payment of the new license granted by the MIC (the Ministry of Cuban Telecommunications), with the following characteristics:

•	on March 4, 2004, U.S.$23.8 million through the issue of 165 new shares for a unit price of U.S.$144,190;

•	on May 20, 2004, U.S.$31.6 million through the issue of 219 new shares for a unit price of U.S.$144,190;

•	on June 14, 2004, U.S.$61.9 million through the issue of 429 new shares for a unit price of U.S.$144,190.

Telecom Italia International N.V. subscribed to such increases based on its investment (27%) paying, respectively, U.S.$6.3 million, U.S.$8.5 million and U.S.$16.7 million, and receiving in exchange, respectively, 44, 59, and 116 new shares.

Telecom Italia International N.V.’s interest has remained unchanged.

b)    Divestitures in 2004

Sale of Euskaltel

On January 16, 2004, Telecom Italia International N.V. signed a contract with Araba Gertu S.A. for the sale of a 3.1% stake in Euskaltel to Araba Gertu S.A. for a total price of €13.6 million. This sale was conditional upon the pre-emptive right procedure provided by Euskaltel’s bylaws.

The closing took place on February 19, 2004. After the pre-emption right was exercised by Iberdrola S.A., an Euskaltel shareholder, the sale of the above stake occurred through the signing of two separate contracts under which Telecom Italia International N.V. sold 149,231 shares to Araba Gertu S.A. for consideration of €12.1 million and 18,719 shares to Iberdrola S.A. for consideration of €1.5 million.

The remaining stake of 3% was sold in October 2005.

Financial Statements	Notes To Consolidated Financial Statements

Sale of Netco Redes S.A.

On June 24, 2004, Telecom Italia International N.V. transferred 301,404 Netco Redes shares to Auna, receiving the entire agreed amount of consideration of €30 million, including interest accrued up to the closing date, on June 30, 2004. A net gain of €6 million was realized on consolidation.

Sale of Pirelli & C. Real Estate S.p.A. shares

During 2004, all the Pirelli & C. Real Estate S.p.A. shares held (812,086) were sold for total cash proceeds of €24 million.

Sale of SKY Italia S.r.l.

On September 28, 2004, Telecom Italia sold its 19.9% interest in Sky Italia S.r.l. to the NewsCorp group. The consideration on the transaction was €88 million. The transaction gave rise to a gain against the carrying value at June 30, 2004 of €31.4 million. Such gain offset the effects of the impairment losses recognized during the first half of the year so that the transaction had almost no economic impact on the consolidated financial statements.

Sale of Mirror International Holding S.a.r.l.

On December 21, 2004, Mirror International Holding S.a.r.l. purchased, through a buyback, 30% of its capital held by Telecom Italia. Consideration for the transaction was €75 million, €73 million for the sale and €2 million for the loan repayment. The deal gave rise to a gain on consolidation of €24 million for the sale of the above interest and €61 million for the release of the remaining part of the gain on the sale, in 2001, of 70% of Mirror International Holding, the company to which the investments in the satellite consortiums had previously been transferred.

c)    Acquisitions in 2005

Privatization of Turk Telekom

On July 1, 2005, the bidding ended for the privatization of the majority stake (55%) of the Turkish telecommunications operator Turk Telekom. The bid was won for U.S.$6,550 million by Oger Telecom, a newly-formed company controlled by the Saudi-Lebanese group Saudi Oger Limited and in which Telecom Italia—through TIM International—made an initial investment of U.S.$200 million (13.33%). The partnership between Telecom Italia and Saudi Oger Limited covers mobile telecommunications, while for land-line telecommunications Oger Telecom will continue its collaboration with BT Telconsult. After closing the deal, Telecom Italia and Oger Telecom will sign a four-year agreement for technical assistance with AVEA I.H.A.S., the Turkish mobile operator in which stakes are held by TIM International (40.5647%), Turk Telekom (40.5647%) and Is Bank (18.8706%). The agreements with Saudi Oger also provide that the investment in AVEA I.H.A.S., held by TIM International, may be transferred to Turk Telekom, and that the proceeds from the sale shall be partially reinvested in Oger Telecom shares, or alternatively the sale of the AVEA I.H.A.S. shares may be carried out by directly selling to Oger Telecom (in exchange of Oger Telecom shares). The valuation of AVEA I.H.A.S.shares held by TIM International were initially agreed in a range of between U.S.$400 million and U.S.$600 million and then finally established at U.S.$500 million. Oger Telecom is expected to be listed on the Dubai stock exchange within the next three years with the possibility of TIM International investing proportionally in the initial placement. Should the listing not take place within the agreed timeframe, TIM International may exercise a put option to sell Saudi Oger Limited the Oger Telecom shares resulting from the sale of the current investment in AVEA I.H.A.S., which represented one-fourth of the Oger Telecom shares initially subscribed by TIM International. If the put option is not exercised, the counterpart may exercise a call option on the same shares.

Acquisition of Luna Rossa Challenge 2007 S.L. and Luna Rossa Trademark

On July 27, 2005, Telecom Italia purchased 49% of the share capital of Luna Rossa Challenge 2007 S.L., a Spanish-registered company, by subscribing to a share capital increase reserved for Telecom Italia of approximately €2 million.

Financial Statements	Notes To Consolidated Financial Statements

On July 28, 2005, Telecom Italia purchased 49% of the share capital of Luna Rossa Trademark S.a.r.l., a Luxembourg-registered company, from Prada S.A. for €10 million.

d)    Divestitures of equity investments

Sale of CMobil CZ

Under the process of rationalization of its international investment portfolio, on March 24, 2005, TIM finalized the sale of 7.16% of the share capital of CMobil CZ (a Dutch holding company which holds a 60.8% stake in T-Mobile CZ) with T-Mobile Global Holding. This investment corresponds to an indirect interest of 4.35% in T-Mobile CZ, one of the largest mobile operators in the Czech Republic. The sales price was €70.5 million and resulted in a gain of approximately €61 million.

Equity investments in associates accounted for using the equity method are detailed as follows:

	As of January 1, 2004	Discontinued operations/ assets held for sale	Investments	Disposals and capital reimbursements	Equity method adjustments	Reclassifications and other changes	As of December 31, 2004
	(millions of Euro)
ETECSA.	392	—	26	—	(128)	—	290
Italtel Holding	35	—	—	—	(3)	—	32
Mirror International Holdings	48	—	—	(48)	—	—	—
Netco Redes	24	—	—	(24)	—	—	—
Siemens Informatica	16	—	—	—	(2)	—	14
Sky	44	—	55	(99)	—	—	—
Tiglio I	234	—	—	(76)	(5)	—	153
Tiglio II	78	—	—	(25)	7	—	60
Other	42	(8)	2	(3)	3	—	36

Total	913	(8)	83	(275)	(128)	—	585

	As of December 31, 2004	Discontinued operations/ assets held for sale	Investments	Disposals and capital reimbursements	Equity method adjustments	Reclassifications and other changes	As of December 31, 2005
	(millions of Euro)
AVEA I.H.A.S.	—	—	122	—	(122)	—	—
Brasil Telecom Participaçoes	—	—	—	—	(2)	23	21
ETECSA.	290	—	—	—	39	—	329
Italtel Holding	32	—	—	—	6	—	38
Siemens Informatica	14	—	—	—	(10)	—	4
Solpart Participaçoes	—	—	—	(17)	142	89	214
Tiglio I	153	—	—	(41)	(17)	—	95
Tiglio II	60	—	—	(33)	(10)	—	17
Other	36	—	14	(7)	4	—	47

Total	585	—	136	(98)	30	112	765

The “Equity method adjustments” includes the share of earnings for the year and the translation adjustments of the foreign companies financial statements. In particular, the impact on the 2005 consolidated statement of operations relates to AVEA I.H.A.S. (a decrease of €122 million), ETECSA (an increase of €45 million), Solpart Participaçoes (an increase of €94 million) and other companies (a decrease of €10 million).

At December 31, 2004, the carrying value of the equity investment in AVEA I.H.A.S. was zero because the contribution of the IS TIM investment to AVEA I.H.A.S. took place at the pre-existing carrying value of the investment which in prior years had been written off. During 2004, the losses incurred by AVEA I.H.A.S. were not recognized because the carrying value of the investment in AVEA I.H.A.S. had been written off.

Financial Statements	Notes To Consolidated Financial Statements

During 2005, the share of the losses of the AVEA I.H.A.S. amounted to €152 million and €122 million of that amount was recorded in the statement of operations up to the carrying amount of the associate which had increased as a result of a share capital increase.

The equity investments in Solpart Participaçoes and in Brasil Telecom Participaçoes have been valued using the equity method following the signing of agreements during the first half of 2005 which reinstated Telecom Italia’s governance rights in Solpart. Such rights had been temporarily suspended in August 2002.

The value of the equity investment in ETECSA includes €64 million for the unamortized portion of goodwill, namely the excess of the book value over the corresponding share of the underlying net assets acquired.

The investment in Italtel Holding S.p.A. is included in equity investments in associates accounted for using the equity method because, although owning a 19.37% stake (below 20% of voting rights exercisable), Telecom Italia is able to exercise a significant influence through the rights attributed to it by the shareholders’ agreements.

The Italtel Holding S.p.A. shareholders’ meeting held on February 27, 2006 approved the filing of a request to list its ordinary shares on the Italian stock exchange.

Aggregate 2005 financial information of the major associates prepared in accordance with IFRS, based on Telecom Italia Group’s share, is as follows:

As of December 31, 2005
(millions of Euro)
Total assets	4,961

Total liabilities	2,606

Revenues	2,278

Loss for the year	(114)

Equity investments in jointly-controlled companies include the investments in Perseo S.r.l. and Sofora Telecomunicaciones S.A., in which 50% stakes are held.

The equity investment in Sofora Telecomunicaciones S.A. was accounted for using the equity method. Since 2001, following the monetary crisis in Argentina, the net equity of the company, which controls the Telecom Argentina group, was negative. Therefore, the carrying value, including the goodwill acquired, had been written off. In 2005, the net equity of the Sofora group became positive as a result of restructuring a part of the Telecom Argentina group’s debt. As a result, the carrying value was adjusted for the share of ownership (€16 million). However, all the reasons which led to the impairment of the investment in previous years have not been eliminated, therefore, the impairment has not been reversed.

Aggregate 2005 financial information based on Telecom Italia Group’s share is as follows:

As of December 31, 2005
(millions of Euro)
Non-current assets	938
Current assets	269

Total assets	1,207

Non-current liabilities	767
Current liabilities	299

Total liabilities	1,066

Revenues	787

Operating income	65

Income from continuing operations before taxes	207

Net income (loss)	54

Financial Statements	Notes To Consolidated Financial Statements

The list of companies accounted for using the equity method is presented in “Note 41—List of companies of the Telecom Italia Group”.

Equity investments in other companies are presented below:

	As of January 1, 2004	Discontinued operations/ assets held for sale	Investments	Disposals and capital reimbursements	Fair value adjustments	Reclassifications and other changes	As of December 31, 2004
	(millions of Euro)
Brasil Telecom Participaçoes	—	—	—	—	—	17	17
CMobil	9	—	—	—	—	—	9
Cirsa	41	—	—	(41)	—	—	—
Consortium	20	—	—	—	—	—	20
Euskaltel	27	—	—	(14)	—	—	13
Fin. Priv.	15	—	—	—	—	—	15
Forthnet	11	—	—	—	(1)	—	10
Mediobanca	123	—	—	—	45	—	168
Medio Credito Centrale	36	—	—	—	—	—	36
Neuf Telecom	51	—	—	—	—	—	51
Pirelli Real Estate	20	—	—	(20)	—	—	—
Sia	11	—	—	—	—	—	11
Solpart Participaçoes	112	—	—	—	—	(17)	95
Other	47	(1)	1	(13)	—	—	34

Total	523	(1)	1	(88)	44	—	479

	As of December 31, 2004	Discontinued operations/ assets held for sale	Investments	Disposals and capital reimbursements	Fair value adjustments	Reclassifications and other changes	As of December 31, 2005
	(millions of Euro)
Brasil Telecom Participaçoes	17	—	—	—	—	(17)	—
CMobil	9	—	—	(9)	—	—	—
Consortium	20	—	—	—	—	—	20
Euskaltel	13	—	—	(13)	—	—	—
Fin. Priv.	15	—	—	—	—	—	15
Forthnet	10	—	—	(10)	—	—	—
Mediobanca	168	—	—	—	59	—	227
Medio Credito Centrale	36	—	—	—	—	—	36
Neuf Telecom	51	—	—	—	—	—	51
Oger Telecom	—	—	178	—	—	—	178
Sia	11	—	—	—	—	—	11
Solpart Participaçoes	95	—	—	—	—	(95)	—
Other	34	(11)	4	(4)	—	—	23

Total	479	(11)	182	(36)	59	(112)	561

Equity investments in other companies increased by €82 million in 2005 mainly as a result of the investment in Oger Telecom and the fair value adjustment of the investment in Mediobanca which was partly offset by the reclassification of Solpart and Brasil Telecom to equity investments in associates.

Financial Statements	Notes To Consolidated Financial Statements

Financial receivables and other non-current financial assets increased by €602 million and include the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Financial receivables for lessors’ net investments	173	212
Loans to employees	74	79
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	71	276
Other financial receivables	68	421

	386	988

Financial receivables for lessors’ net investments refer to the non-current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia. Financial receivables for lessors’ net investments also include, the non-current portion of finance lease contracts with customers (which also include the performance of accessory services under the “full rent” formula) relating to assets held under lease contracts.

	As of December 31,
	2004	2005
	(millions of Euro)
Non-current portion	173	212
Current portion	110	122

Total	283	334

Other financial receivables at the end of 2005 include €327 million of deposits at ABN Amro to guarantee the payment that Telecom Italia is required to make to Opportunity, subject to the occurrence of the conditions included in the contract for the purchase of Opportunity Zain (which indirectly holds Solpart Participaçoes shares), and Brasil Telecom Participaçoes shares, and €43 million (€73 million at December 31, 2004) of the medium/long-term portion of the receivable due from PTT Srbija on the sale of Telekom Srbija.

Miscellaneous receivables and other non-current assets decreased from €881 million to €825 million and include the fair value of the two call options on 50% of Sofora share capital for €160 million (€115 million at December 31, 2004), the tax credit from the advance payment of tax on the employee severance indemnities of €35 million (€41 million at December 31, 2004) and prepaid expenses relating to the deferral of costs in conjunction with the recognition of revenues of €467 million (€500 million at December 31, 2004).

NOTE 10—DEFERRED TAX ASSETS AND RESERVE FOR DEFERRED TAXES

Net deferred tax assets decreased from €3,944 million to €2,656 million and are presented in the balance sheet as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Deferred tax assets	4,114	2,793
Reserve for deferred taxes	(170)	(137)

Total	3,944	2,656

Since deferred tax assets and liabilities are reported, net of the offsets where applicable, made by each legal entity, their composition gross of offsets is presented below:

	As of December 31,
	2004	2005
	(millions of Euro)
Deferred tax assets	4,176	3,044
Reserve for deferred taxes	(232)	(388)

Total	3,944	2,656

Financial Statements	Notes To Consolidated Financial Statements

Changes in deferred tax assets and liabilities gave rise to a tax charge for the year ended December 31, 2005 of €1,386 million (see the “Note 37—Income taxes for the year” for additional details on the tax charge). The tax effect on the income and charges recognized directly in equity in 2005 is a charge of €1 million which is included in the Statement of changes in shareholders’ equity for the year 2005.

The other changes during the year in deferred taxes which did not have an effect on net income mainly refer to the reduction in deferred tax liabilities (€99 million) on the call option component of the “Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium” which is lower in 2005 owing to the conversion to shares (see the “Note 17—Shareholders’ equity”) and to the deferred tax liabilities recorded on the business combinations recognized according to IFRS 3 (€46 million, of which €41 million relates to the purchase of Elefante TV-Delta TV and €5 million to the purchase of Liberty Surf Group S.A.).

Temporary differences which make up this caption at December 31, 2005 and 2004 are the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Deferred tax assets:
• Write-downs for the impairment of equity investments and other	2,310	1,259
• Unrealized intra-group gains	92	31
• Reserve for pension fund integration (Law No. 58/92)	292	227
• Tax loss carryforwards	538	517
• Reserves for risks and future charges	253	276
• Bad debts reserve	159	220
• Recognition of revenues	181	177
• Sale and lease back transactions on properties	92	109
• Derivative instruments	99	130
• Other deferred tax assets	160	98

Total	4,176	3,044

Reserve for deferred taxes:
• Accelerated depreciation	(219)	(280)
• Deferred gains	(13)	(108)

Total	(232)	(388)

Total deferred tax assets net of reserve for deferred taxes	3,944	2,656

Deferred tax assets on the write-downs for the impairment of equity investments refer to the write-downs recorded in prior years and deducted for tax purposes over a period of five years.

At December 31, 2005, the Group had tax loss carryforwards mainly relating to the Parent, Telecom Italia, and some foreign companies (Telecom Italia Finance and TIM Celular) for a total amount of €7,304 million, with the following expiration dates:

Year of expiration	(millions of Euro)
2006	73
2007	140
2008	1,818
2009	59
2010	22
Expiration beyond 2010	5
Without expiration	5,187

Total tax loss carryforwards	7,304

At December 31, 2005, deferred tax assets have been recorded on tax loss carryforwards of €1,567 million. No deferred taxes have been calculated on the remaining tax losses (€5,737 million) since their recoverability is not considered probable.

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2005, deferred taxes have not been recognized on tax-suspension reserves, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

Deferred taxes have not been recognized on the undistributed earnings of subsidiaries and associates in that the tax system of their parents provide for the participation exemption.

NOTE 11—INVENTORIES

Inventories decreased from €334 million at December 31, 2004 to €294 million. The composition of inventories is as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Raw materials and supplies	12	8
Work in progress and semi-finished products	16	24
Finished products	306	262

Total	334	294

Inventories include €105 million relating to the Mobile Business Unit (mobile equipment and accessories), €77 million to the Wireline Business Unit (telephone handsets) and €88 million to the Olivetti Business Unit (office products, specialized printers and gaming terminals).

Write-downs of inventories made in 2005 total €26 million and mainly refer to the adjustment of Wireline telephone handsets to estimated realizable value.

No inventories are pledged as collateral.

NOTE 12—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased from €10,155 million at December 31, 2004 to €9,191 million at December 31, 2005 and consist of the following:

		As of December 31,
		2004	2005
		(millions of Euro)
Receivables for construction contracts	(A)	39	37

Trade receivables:
– Amounts due from customers		6,556	5,960
– Amounts due from other telecommunication operators		1,145	978

	(B)	7,701	6,938

Miscellaneous receivables and other current assets:
– Other receivables		2,133	1,868
– Trade and miscellaneous prepaid expenses		282	348

	(C)	2,415	2,216

Total	(A+B+C)	10,155	9,191

Receivables on construction contracts of €37 million mainly refer to Telecom Italia (€20 million) for network equipment, Lombardy Region health cards and telephone plants customized for customers and Telecom Italia Learning Services S.p.A. (€12 million) for training activities, conditional on the presentation of financial reports, prepared for projects carried out on behalf of local public entities.

Trade receivables amount to €6,938 million (€7,701 million at December 31, 2004) and are net of the reserve for bad debts of €773 million (€897 million at December 31, 2004).

The decrease is mainly due to the sale of the Entel Chile group, the Finsiel group, TIM Hellas and TIM Perù (for a total of €362 million).

Financial Statements	Notes To Consolidated Financial Statements

The decrease is also the result of the change in the contracts for the securitization of trade receivables from residential customers made at the end of 2005 which caused a reduction of €648 million. The change specifically refers to the full transfer of the risk on the deferred purchase price (DPP) which, together with the purchase of the securitization vehicle (TI Securitisation Vehicle) by a bank, led to the deconsolidation of this company with a consequent reduction in trade receivables.

The caption also includes €4 million (€5 million at December 31, 2004) of medium/long-term trade receivables from customers.

Trade receivables specifically refer to Telecom Italia (€4,001 million), Tim Italia (€1,266 million) and the foreign mobile telephone companies (€701 million).

Changes in the reserve for bad debts are as follows:

	2004	2005
	(millions of Euro)
At January 1,	905	897
Discontinued operations	(23)	(132)
Charged to the statement of operations	295	264
Utilization	(266)	(264)
Reversal of the reserve in excess of requirements	(8)	(15)
Exchange differences and other changes	(6)	23

At December 31,	897	773

Other receivables amount to €1,868 million (€2,133 million at December 31, 2004). Details are as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Advances to supplier	45	60
Receivables from employees	60	55
Tax receivables	699	565
Miscellaneous receivables	1,329	1,188

Total	2,133	1,868

Tax receivables include €335 million of current income taxes and €230 million of indirect duties and taxes. The decrease of €134 million is mainly the result of offsetting Ires receivables against Ires payables which became possible under the consolidated national tax return system.

Miscellaneous receivables comprise receivables of €634 million from the Financial Administration for the TLC operating fee paid by Telecom Italia and TIM for the year 1999, recognized in income in 2004 following the ruling by the TAR of Lazio Regional Administrative Court on January 4, 2005, and including interest due through December 31, 2005.

Prepayments of a trading and sundry nature regard the deferral of costs referring to the recognition of revenues.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 13—SECURITIES OTHER THAN EQUITY INVESTMENTS

Securities other than equity investments decreased from €457 million at December 31, 2004 to €378 million. They consist of the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Held-to-maturity financial assets:
• Securities other than equity investments	—	3
Available-for-sale financial assets:
• Securities other than equity investments available for sale due beyond 3 months	456	374
Financial assets at fair value through profit or loss:
• Securities other than equity investments held for trading	1	1

Total	457	378

Bonds and other securities amount to €378 million. They include €374 million invested by the Luxembourg subsidiary, Telecom Italia Finance S.A., in bonds issued by companies with at least an A rating and with different maturities, but all are actively traded and are, therefore, readily convertible to cash.

NOTE 14—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets decreased from €662 million at December 31, 2004 to €509 million. They consist of the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Deposits for temporary investments of excess liquidity originally due beyond 3 months but within 12 months	8	90
Financial receivables for lessors’ net investments	110	122
Other short-term financial receivables	489	102
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	55	195

Total	662	509

Deposits refer to €80 million to investments of excess liquidity of Telecom Italia Finance S.A..

Financial receivables for lessors’ net investments refer to the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia. Such receivables also include the current portion of contracts to involving the sale of assets under finance leases to customers, including the performance of accessory services (the “full rent” formula).

Other short-term financial receivables include the current portion of loans to personnel for €10 million, the receivable from PTT Srbija on the sale of Telecom Srbija for €13 million and non-hedging derivatives for €61 million (€102 million at December 31, 2004).

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on derivatives. Additional details are provided in the “Note 23—Financial instruments”.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 15—CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased from €8,855 million at December 31, 2004 to €10,323 million. They consist of the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Liquid assets with banks, financial institutions and post offices	8,502	9,956
Cheques	1	—
Cash	3	2
Other receivables and current accounts	20	34
Securities other than equity investments (due within 3 months)	329	331

	8,855	10,323

The different technical forms used for the investment of available resources as of December 31, 2005 can be further analyzed as follows:

•	Maturities. More than 97% of deposits have a maximum maturity date of two months.

•	Counterpart risk. Deposits are made with leading banks and financial institutions with credit rating at least equal to A.

•	Country risk. The geographic location of deposits is principally on the London financial market.

Securities other than equity investments (due within 3 months) include €327 million (€329 million at December 31, 2004) of Euro Commercial Paper of Telecom Italia Finance S.A., of which €297 million maturing within two months and €30 million maturing up to February 16, 2006. The issuers all have AAA, AA and A ratings and are located in Europe.

NOTE 16—DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Discontinued operations/assets held for sale, at December 31, 2005, include the Entel Chile group (sold in March 2005), the Finsiel group and TIM Hellas (sold in June 2005), TIM Perù (sold in August 2005), the Gruppo Buffetti (sold in January 2006) and Corporacion Digitel (company held for sale).

As regards the data of the year ended December 31, 2004, presented for comparison purposes:

•

as required by IFRS 5, discontinued operations/assets held for sale and related liabilities in the balance sheet as of December 31, 2004 include the companies so classified at that date (Finsiel group and Corporacion Digitel);

•

the “adjusted” balance sheet at December 31, 2004 used for comparative purposes includes the assets and liabilities of the Finsiel group, Corporacion Digitel, Entel Chile group, TIM Hellas, TIM Perù and Gruppo Buffetti in discontinued operations/assets held for sale;

•

the statement of operations and the statement of cash flows for the year 2004 have been prepared consistently with those of the 2005 statements taking into account all the discontinued operations/assets held for sale (and the related liabilities) at the end of 2005.

The balance sheet amounts relating to discontinued operations/assets held for sale are presented in two separate captions “Discontinued operations/assets held for sale” and “Liabilities relating to discontinued operations/assets held for sale”.

The result of operations and cash flows of discontinued operation/assets held for sale (and related liabilities) are presented in the captions “Net income (loss) from discontinued operations/assets held for sale” in the statement of operations and “Cash flow generated by (used in) discontinued operations/assets held for sale” in the statement of cash flows.

* * *

Financial Statements	Notes To Consolidated Financial Statements

Sale of Entel Chile

On March 29, 2005, Telecom Italia, through its subsidiary Telecom Italia International N.V., sold its 54.76% investment in the Chilean company Entel Chile S.A. to Almendral S.A. (an investment holding company listed on the stock exchange in Santiago, Chile which represents local businesses including the Hurtado Vicuña group and the Matte group).

The sales price was U.S.$934 million (€723 million) with a loss of €1 million and €6 million of transaction charges.

Sale of Finsiel

On April 26, 2005, the contract was finalized for the sale of the entire interest held by Telecom Italia in Finsiel (79.5%) to the COS group. The sale is based on an enterprise value of €164 million. The sales terms are as follows:

•	on June 28, 2005, a 59.6% interest was sold for a price of €87 million;

•	on November 7, 2005, the remaining 19.9% was sold for a price of €28 million.

The sale had no effect on the statement of operations since the carrying value had been adjusted to the sales price.

The residual receivable from the COS group for the sale of the investment is equal to €26 million and is scheduled to be collected by December 31, 2006.

Sale of TIM Hellas

On June 15, 2005, TIM International N.V. sold its 80.87% investment in TIM Hellas Telecommunications S.A. to the funds managed by Apax Partners and Texas Pacific group (TPG) for a price of €1,114 million corresponding to an enterprise value of approximately €1,600 million for 100% of TIM Hellas or approximately €16.43 per share. The sale gave rise to a net gain of €410 million.

Sale of TIM Perù

On August 10, 2005, TIM International N.V. sold the entire investment in TIM Perù S.A.C. to Sercotel S.A. de C.V., a company controlled 100% by America Movil S.A. de C.V. for €330 million. The sale gave rise to a net gain of €120 million (net of the relative incidental charges) and a reduction in the net financial position of more than €400 million.

Agreement for the sale of the Gruppo Buffetti

On September 26, 2005, Telecom Italia Media signed a contract with Dylog Italia S.p.A. and Palladio Finanziaria S.p.A. for the sale of its 100% stake held in Gruppo Buffetti S.p.A.. The transaction was finalized in January 2006 for a total amount of €76 million (enterprise value). In the 2005 financial statements, the investment value was already adjusted to the sales price and resulting in a charge of €6 million, included in net income attributable to the Group.

Agreement for the sale of Corporacion Digitel

The agreement signed with the local wireline telephone Cantv (Compañia Anonima Nacional Telefonos de Venezuela) in November 2004 for the sale of Corporacion Digitel was terminated after failure to receive authorization for the sale from the Venezuelan telecommunication authority on May 5, 2005.

On January 19, 2006, Telecom Italia, signed an agreement for the sale of 100% of the capital of Corporacion Digitel to the company Telvenco S.A. for a global value transaction of U.S.$425 million (enterprise value). The closing of the transaction is subject mainly to the obtainment of the necessary authorizations from the relevant Venezuelan authorities.

Key figures relating to discontinued operations/assets held for sale in the balance sheet and statement of operations are presented below.

Financial Statements	Notes To Consolidated Financial Statements

The composition of discontinued operations/assets held for sale (and the related liabilities) is provided in the following table:

	As of December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Discontinued operations/Assets held for sale:
• of a financial nature	84	225	37
• of a non-financial nature	1,096	4,494	491

Total	1,180	4,719	528

Liabilities relating to discontinued operations/assets held for sale:
• of a financial nature	188	1,023	143
• of a non-financial nature	584	1,220	142

Total	772	2,243	285

Discontinued operations/assets held for sale of a financial nature refer to:

Non-current financial assets

	As of December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Entel Chile group	—	10	—
Finsiel group	4	4	—

	4	14	—

Current financial assets

	As of December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Entel Chile group	—	112	—
Finsiel group	36	36	—
TIM Hellas	—	14	—
TIM Perù	—	3	—
Gruppo Buffetti	—	2	4
Corporacion Digitel	44	44	33

	80	211	37

Assets of a non-financial nature refer to:

	As of December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Entel Chile group	—	1,668	—
Finsiel group	759	759	—
TIM Hellas	—	1,240	—
TIM Perù	—	358	—
Gruppo Buffetti	—	132	113
Corporacion Digitel	337	337	378

	1,096	4,494	491

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2005, the item includes goodwill of €171 million, of which €12 million refers to the Gruppo Buffetti (net of the write-down of €7 million to adjust the amount to the sale price) and €158 million to Corporacion Digitel, with an increase of €36 million compared to January 1, 2004 for the purchase of the residual minority interest by TIM International.

At December 31, 2004 “adjusted” goodwill totaled €802 million, of which €371 million referred to the Entel Chile group, €273 million to TIM Hellas and €158 million to Corporacion Digitel.

Liabilities of a financial nature refer to:

Non-current financial liabilities relating

	As of December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Entel Chile group	—	499	—
Finsiel group	7	7	—
TIM Hellas	—	228	—
TIM Perù	—	82	—
Gruppo Buffetti	—	4	—
Corporacion Digitel	108	108	62

	115	928	62

At December 31, 2004,”adjusted” non-current liabilities of a financial nature include €171 million for bonds issued by Entel Chile maturing between 2005 and 2023.

Current liabilities of a financial nature

	Year ended December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Finsiel group	19	19	—
Gruppo Buffetti	—	22	19
Corporacion Digitel	54	54	62

	73	95	81

Liabilities of a non-financial nature refer to a:

	Year ended December 31,
	2004	2004 Adjusted	2005
	(millions of Euro)
Entel Chile group	—	246	—
Finsiel group	525	524	—
TIM Hellas	—	274	—
TIM Perù	—	73	—
Gruppo Buffetti	—	44	40
Corporacion Digitel	59	59	102

	584	1,220	142

Financial Statements	Notes To Consolidated Financial Statements

The net income (loss) from discontinued operations/assets held for sale included in the statement of operations can be represented as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Economic effects from discontinued operations/assets held for sale:
Revenues		2,935	1,387
Other income		39	18
Other operating expenses		(2,324)	(1,127)
Depreciation and amortization, gains/losses realized, impairment reversals/losses		(404)	(181)

Operating income		246	97
Net financial income (expenses)		(64)	(22)

Income before taxes from discontinued operations/assets held for sale		182	75
Income taxes		(81)	(31)

Income after taxes from discontinued operations/assets held for sale	(A)	101	44

Result of disposal:
Write-downs/provisions relating to assets held for sale		(205)	(9)
Net gain from discontinued operations		—	515
Income taxes		(14)	—

	(B)	(219)	506

Net income (loss) from discontinued operations/assets held for sale	(A+B)	(118)	550

A breakdown of the income after taxes from discontinued operations/assets held for sale is as follows:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Entel Chile group	49	26
Finsiel group	(7)	(11)
TIM Hellas	82	11
TIM Perù	(17)	(3)
Gruppo Buffetti	1	1
Corporacion Digitel	(7)	20

	101	44

A breakdown of the results of disposal is as follows:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Entel Chile group	(191)	(7)
Finsiel group	(28)	(8)
TIM Hellas	—	410
TIM Perù	—	120
Gruppo Buffetti	—	(9)
Corporacion Digitel	—	—

	(219)	506

Financial Statements	Notes To Consolidated Financial Statements

Net cash flows from operating activities, investing activities and financing activities relating to discontinued operations/assets held for sale is as follows:

Cash flows from operating activities

	Year ended December 31,
	2004	2005
	(millions of Euro)
Entel Chile group	289	61
Finsiel group	(45)	(12)
TIM Hellas	143	27
TIM Perù	40	21
Gruppo Buffetti	7	11
Corporacion Digitel	58	69
Other, adjustments and eliminations	13	13

	505	190

Cash flows from investing activities

	Year ended December 31,
	2004	2005
	(millions of Euro)
Entel Chile group	(98)	(12)
Finsiel group	(20)	(3)
TIM Hellas	(141)	(20)
TIM Perù	(24)	(19)
Gruppo Buffetti	(1)	(3)
Corporacion Digitel	(21)	(47)
Other, adjustments and eliminations	(31)	(20)

	(336)	(124)

Cash flows from financing activities

	Year ended December 31,
	2004	2005
	(millions of Euro)
Entel Chile group	(190)	(2)
Finsiel group	(21)	15
TIM Hellas	(55)	(17)
TIM Perù	—	(8)
Gruppo Buffetti	—	(3)
Corporacion Digitel	(12)	(32)
Other, adjustments and eliminations	—	7

	(278)	(40)

Total cash flows generated by (used in) discontinued operations/assets held for sale

	Year ended December 31,
	2004	2005
	(millions of Euro)
Cash flows from operating activities	505	190
Cash flows from investing activities	(336)	(124)
Cash flows from financing activities	(278)	(40)

Total cash flows generated by (used in) discontinued operations/assets held for sale	(109)	26

Financial Statements	Notes To Consolidated Financial Statements

NOTE 17—SHAREHOLDERS’ EQUITY

Shareholders’ equity includes:

	As of December 31,
	2004	2005
	(millions of Euro)
Shareholders’ equity attributable to the Group	16,248	25,662
Shareholders’ equity attributable to Minority interests	4,550	1,323

	20,798	26,985

Shareholders’ equity attributable to the Group increased by €9,414 million compared to December 31, 2004. The increase is mainly due to the Telecom Italia/TIM merger (€6,013 million), the conversion of 1,880,757,463 “Telecom Italia 1.5% 2001-2010” convertible bonds (€1,813 million) and the difference between dividends paid (€1,912 million, net of dividends on shares held by Telecom Italia Finance), and the net income for the year (€3,216 million).

Shareholders’ equity attributable to Minority interests decreased by €3,227 million, due to the Telecom Italia/TIM merger, the sale of the Entel Chile group, the Finsiel group, TIM Hellas and TIM Perù.

Changes of Share capital in the year 2005 are reported below:

Reconciliation of outstanding shares as of December 31, 2004 to outstanding shares as of December 31, 2005

		Issue of shares as a result of:
	As of December 31, 2004	Conversion of bonds	Exercise of stock options	Telecom Italia-TIM merger	As of December 31, 2005
	(number of shares)
Ordinary Shares	10,322,001,069	886,876,619	10,657,408	2,150,947,060	13,370,482,156
Less: treasury stock	(101,208,867)	—	—	(24,607,520)	(125,816,387)

Outstanding Ordinary Shares	10,220,792,202	886,876,619	10,657,408	2,126,339,540	13,244,665,769

Savings Shares	5,795,921,069	—	—	230,199,592	6,026,120,661
Less: Treasury Stock	—	—	—	—	—

Outstanding Savings Shares	5,795,921,069	—	—	230,199,592	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	16,117,922,138	886,876,619	10,657,408	2,381,146,652	19,396,602,817
Less: Treasury Stock	(101,208,867)	—	—	(24,607,520)	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	16,016,713,271	886,876,619	10,657,408	2,356,539,132	19,270,786,430

Financial Statements	Notes To Consolidated Financial Statements

Reconciliation of the value of the outstanding shares as of December 31, 2004 to the value of the outstanding shares as of December 31, 2005

		Changes in Share capital as a result of:
	Share capital as of December 31, 2004	Conversion of bonds	Exercise of Stock Options	Telecom Italia-TIM merger	Share capital as of December 31, 2005
	(millions of Euro)
Ordinary Shares	5,677	488	6	1,183	7,354
Less: treasury stock	(56)	—	—	(13)	(69)

Outstanding Ordinary Shares	5,621	488	6	1,170	7,285

Outstanding Savings Shares	3,188	—	—	126	3,314

Share capital issued by Telecom Italia S.p.A.	8,865	488	6	1,309	10,668
Less: Treasury Stock	(56)	—	—	(13)	(69)

Telecom Italia S.p.A. Share capital	8,809	488	6	1,296	10,599

Additional paid-in capital is equal to €6,465 million as of December 31, 2005 and increased by €6,400 million compared to December 31, 2004. The increase refers to the following:

•

an increase of €6,431 million due to the additional paid-in capital on the shares issued for the conversion of convertible bonds (for €1,640 million), the exercise of stock options (for €23 million) and the share capital increase to effect the merger of TIM into Telecom Italia (for €4,768 million);

•	a decrease of €31 million due to external costs, net of the relative tax effect, referring to the merger of TIM into Telecom Italia.

Reserve for net translation differences shows a positive €793 million at December 31, 2005 (a negative €50 million at December 31, 2004) and mainly refers to the differences on the translation of the financial statements of the Brazilian mobile telephone companies to euro.

Other income (charges) recognized directly in shareholders’ equity is a negative €109 million at December 31, 2005 (a negative €107 million at December 31, 2004) and include:

a)

“Reserve for fair value adjustments of hedging instruments” is a negative €216 million at December 31, 2005 (a negative €174 million at December 31, 2004), attributable to the Group negative for €234 million and other Group companies for €18 million. This reserve is expressed net of deferred tax assets of €95 million (€90 million at December 31, 2004).

This reserve includes the current portion of gains or losses related to the fair value adjustment of derivative instruments designated to hedge the exposure of cash flow fluctuations relating to the assets or liabilities recorded in the financial statements (cash flow hedges).

b)

“Reserve for fair value adjustments of available-for-sale financial assets” is a positive €107 million (a positive €67 million at December 31, 2004) almost entirely attributable to the Group and refers to the measurement of Mediobanca shares at market price and is expressed net of deferred tax liabilities of €6 million.

Other reserves are a positive €3,835 million at December 31, 2005 (a positive €4,276 million at December 31, 2004) and include the other reserves of the Group net of the value of the treasury stock held by the Group and Telecom Italia Finance S.A. for the amount in excess of the relative par value which was deducted from “Share capital”.

Other reserves decreased principally due to the reduction of €315 million in “Reserves for other equity instruments” following the conversion of 1,880,757,463 bonds.

Retained earnings (accumulated losses), including net income for the year are a positive €4,079 million at December 31, 2005 (a positive €3,255 million at December 31, 2004) and include the net income for the year attributable to the Group, equal to €3,216 million (€1,815 million in 2004), net of dividends declared of €1,912 million (€1,730 million in 2004).

Financial Statements	Notes To Consolidated Financial Statements

Dividends payable to Ordinary and Savings shareholders are, respectively, €1,215 million (€0.1093 per share) and €697 million (€0.1203 per share).

Shareholders’ equity attributable to Minority interests, equal to €1,323 million (€4,550 million at December 31, 2004), includes the “Net income attributable to the Minority interests”, equal to €474 million (€1,019 million in 2004) and shows a decrease compared to December 31, 2004 mainly as a result of the merger of Telecom Italia/TIM (€3,226 million). This item principally consists of the net equity attributable to the minority shareholders of the Mobile and Media Business Units.

The following table shows the future potential change in share capital by reason of the convertible notes and options and stock option plans still outstanding at December 31, 2005:

	Bonds/ options outstanding at 12/31/2005	Conversion/ Assignment ratio	Maximum number of shares that can be issued	Nominal value (thousand of Euro)	Additional paid in capital (thousand of Euro)	Subscription price per share (Euro)
Additional increases voted (Ordinary Shares)
“Telecom Italia 1.5% 2001 – 2010” notes	506,707,677.00	0.471553	238,939,525	131,417	375,291
Stock Option Plan 2000	10,699,996.00	3.300871	35,319,216	19,426	128,394	4.185259
Stock Option Plan 2001	31,862,500.00	3.300871	105,173,383	57,845	276,327	3.177343
Stock Option Plan 2002 Top	9,480,001.33	3.300871	31,292,243	17,211	70,034	2.788052
Stock Option Plan 2002	20,624,053.93	3.300871	68,076,920	37,442	160,656
Of which:
—Assignment in March 2002	19,905,053.50	3.300871	65,703,601	36,137	156,244	2.928015
—Assignment in August 2002	719,000.43	3.300871	2,373,319	1,305	4,412	2.409061
Stock Option Plan 2000-2002 – ex TIM	11,735,653.00	1.73	20,302,679	11,166	64,176	3.710983
Stock Option Plan 2002-2003 – ex TIM	22,025,000.00	1.73	38,103,250	20,957	103,925	3.277457
Stock Option Plan 2003-2005 – ex TIM	1,915,900.00	1.73	3,314,507	1,823	7,891	2.930636

Total additional increases voted (Ordinary Shares)			540,521,723	297,287	1,186,694

Additional increases not yet voted (Ordinary Shares)			1,600,000,000	880,000

With regard to the “Telecom Italia 1.5% 2001 – 2010 convertible notes with a repayment premium”, it should be noted that the number of outstanding notes at December 31, 2005 includes No. 8,591 notes for which the conversion to shares had already been requested. On January 13, 2006, the corresponding No. 4,049 Ordinary Shares were issued for a total par value of €2.2 thousand and additional paid-in capital of €6.4 thousand.

Additional details on the stock option plans are disclosed in the “Note 39—Other information—letter e”.

The Shareholders’ Meeting of May 6, 2004 also granted the Board of Directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, the share capital for a maximum total amount of €880,000,000, through the issue of a maximum of No. 1,600,000,000 Ordinary Shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible noteholders, or

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive rights, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree No. 58/1998.

The resolutions for capital increases passed by the Board of Directors in exercising the aforementioned right shall establish the subscription price (including any additional paid-in-capital) and shall fix a specific deadline for the

Financial Statements	Notes To Consolidated Financial Statements

subscription of the share. They may also provide that, in the event the increase voted by the Board is not subscribed to by the deadline, the Share capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

On the basis of the motion by the Board of Directors’ Meeting held on March 7, 2006, the net income for the year 2005 resulting from the separate financial statements of the Parent Company, Telecom Italia S.p.A., equal to €3,885 million, will be appropriated as dividends for €2,857 million for distribution to the shareholders:

•	€0.1400 for each Ordinary Share;

•	€0.1510 for each Savings Share;

before withholdings as established by law; undistributed net income will be appropriated from retained earnings.

NOTE 18—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

	As of December 31,
	2004	2005
	(millions of Euro)
Financial payables (medium/long-term):
• Notes/bonds	30,060	29,281
• Convertible and exchangeable notes/bonds	4,290	476

	34,350	29,757

• Amounts due to banks	891	9,462
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,256	730
• Other financial payables	365	303

	36,862	40,252

• Finance lease liabilities (medium/long-term)	1,860	1,894
• Other financial liabilities (medium/long-term)	3	—

	1,863	1,894

Total non current financial liabilities (A)	38,725	42,146

Financial payables (short-term):
• Notes and Bonds	1,058	6,181
• Convertible and exchangeable notes and bonds	816	2,043

	1,874	8,224

• Amounts due to banks	746	646
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	83	185
• Non-hedging derivatives	113	64
• Other financial payables	1,352	453

	4,168	9,572
• Finance lease liabilities	227	234
• Other financial liabilities	5	6

Total current financial liabilities (B)	4,400	9,812

Total financial liabilities (C)=(A)+(B)	43,125	51,958

Liabilities related to discontinued operations/assets held for sale (D)	188	143

Total gross financial debt (E)=(C)+(D)	43,313	52,101

Non-current financial liabilities increased from €38,725 million to €42,146 million and current financial liabilities increased from €4,400 million to €9,812 million.

Financial Statements	Notes To Consolidated Financial Statements

Notes and bonds total €35,462 million (€31,118 million at December 31, 2004) and increased by €4,344 million. Details are as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Non-current portion	30,060	29,281
Current portion	1,058	6,181

Total book value	31,118	35,462
Fair value adjustment and measurement at amortized cost	(941)	(885)

Total nominal repayment amount	30,177	34,577

The nominal amount of principal, notes and bonds amount to €34,577 million and increased by €4,400 million compared to December 31, 2004 (€30,177 million), mainly due to new notes/bond issues by Telecom Italia S.p.A. (€2,580 million at December 31, 2005) and Telecom Italia Capital S.A. (€2,119 million at December 31, 2005), reduced by the sale of Entel Chile (€180 million of bonds at December 31, 2004) and the difference in the U.S. dollars/Euro exchange rate.

The regulations and/or Offering Circular relating to the notes and bonds described below are available on the corporate website http://www.telecomitalia.it.

Notes and bonds, expressed at the nominal amount of principal, refer to the following:

Notes and bonds issued by Telecom Italia S.p.A. (for a total of €9,798 million):

•

notes for €2,500 million, issued on February 1, 2002, divided into two tranches of €1,250 million each, at annual fixed rates, respectively, with a coupon of 5.625%, maturing February 1, 2007 and with a coupon of 6.25%, maturing February 1, 2012;

•

bonds 2002-2022 reserved for subscription by employees, in service or retired, of companies, directly and indirectly, controlled by Telecom Italia, with headquarters in Italy, for €248 million. The quarterly interest is payable in arrears on January 1 and July 1 of each year and is indexed to the 6-month Euribor;

•

bonds for €3,000 million, issued on January 29, 2004, divided into three tranches: the first, for €1,000 million, with a quarterly coupon indexed to the 3-month Euribor + 0.33%, maturing October 29, 2007 (on December 21, 2005, the Board of Directors of Telecom Italia S.p.A. approved the early repayment of these bonds on the date of January 30, 2006); the second, for €750 million, with an annual fixed-rate coupon of 4.50%, maturing January 28, 2011; the third, for €1,250 million, with an annual fixed-rate coupon of 5.375%, maturing January 29, 2019;

•	notes for €110 million issued on April 8, 2004 with a quarterly coupon equal to the 3-month Euribor + 0.60%, maturing March 30, 2009;

•	bonds for GBP 850 million (equivalent to €1,240 million at December 31, 2005) issued on June 24, 2004, with an annual fixed-rate coupon of 6.375%, maturing June 24, 2019;

•	bonds for €120 million issued on November 23, 2004 with a quarterly coupon equal to the 3-month Euribor + 0.66%, maturing November 23, 2015;

•	bonds for €850 million issued on March 17, 2005 with an annual fixed-rate coupon of 5.25%, maturing March 17, 2055;

•	notes for GBP 500 million (€730 million at December 31, 2005) issued on June 29, 2005, with an annual fixed-rate coupon of 5.625%, maturing December 29, 2015;

•	notes for €1,000 million issued on December 6, 2005 with a quarterly coupon equal to the 3-month Euribor + 0.53%, maturing December 6, 2012.

The notes issued in 2005 fall under Telecom Italia’s Euro Medium Term Note Programme for €10 billion approved by the Board of Directors on October 10, 2003.

Financial Statements	Notes To Consolidated Financial Statements

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A. (for a total of €16,302 million):

•

notes issued April 20, 2001 on international markets for a total of €6,000 million (the remaining amount is equal to €4,513 million). The issue is divided into three tranches: the first, for €1,000 million at quarterly floating interest rates, maturing April 20, 2004, and therefore already repaid; the second, for €3,000 million and currently equal to €2,513 million (on December 22, 2005, the bonds repurchased by Telecom Italia Finance S.A. were cancelled for a total of €487 million) with an annual fixed-rate coupon of 6.375%, maturing April 20, 2006; the third for €2,000 million with an annual fixed-rate coupon of 7.25%, maturing April 20, 2011;

•	notes 1999–2009 for €1,500 million with an annual fixed-rate coupon of 5.15%, maturing in February 9, 2009;

•

bonds 1986-2046 in Swiss francs originally issued for CHF 100 million and currently equal to CHF 88 million (€56 million at December 31, 2005, net of the cancellation of the treasury bonds for CHF 12 million, equal to €8 million, on December 30, 2005) with an annual fixed-rate coupon of 5.625%, maturing June 12, 2046.

All of the bonds listed below were originally issued by Olivetti Finance N.V.S.A. (merged into Telecom Italia Finance S.A. effective June 1, 2004) and are guaranteed by Telecom Italia S.p.A.:

•

notes denominated “Telecom Italia Finance S.A. Euro 499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006”, maturing December 14, 2006, with a quarterly coupon indexed to the 3-month Euribor +130 basis points. In accordance with the terms and conditions of the extendable 2002-2005 notes, bondholders in possession of notes totaling €283,000 chose not to extend the maturity term of the notes on March 14, 2005 (original maturity date of the notes) and the company proceeded to repay the notes for that amount;

•

notes 2002-2006 for €1,100 million and currently equal to €1,045 million (net of the notes repurchased in the year 2003 for a total of €55 million) with a quarterly coupon indexed to the 3-month Euribor + 1.25%, maturing January 3, 2006;

•

notes 2002-2007 originally for €1,750 million and currently equal to €1,720 million (notes repurchased by Telecom Italia Finance S.A. were cancelled on December 22, 2005 for €30 million) with an annual fixed-rate coupon of 6.5%, maturing April 24, 2007;

•

notes 2003-2008 originally for €1,750 million and currently equal to €1,674 million (notes repurchased by Telecom Italia Finance S.A. were cancelled on December 22, 2005 for €76 million) with an annual fixed-rate coupon of 5.875%, maturing January 24, 2008;

•

notes 1999-2009 originally for €2,350 million and currently equal to €2,250 million (net of notes repurchased in 2002 for €100 million) with an annual fixed-rate coupon of 6.575%, maturing July 30, 2009;

•	notes 2002-2012 for €1,000 million with an annual fixed-rate coupon of 7.25%, maturing April 24, 2012;

•	notes 2003-2013 for €850 million with an annual fixed-rate coupon of 6.875%, maturing January 24, 2013;

•

bonds 2002-2032 for JPY 20 billion (€144 million as of December 31, 2005) with a 6-month fixed-rate coupon of 3.55%, maturing May 14, 2032 (callable by the issuer annually beginning from May 14, 2012);

•	bonds 2003-2033 of €1,050 million with an annual fixed-rate coupon of 7.75%, maturing January 24, 2033.

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A. (for a total of €8,477 million):

•	issue of multi-tranche fixed-rate bonds on October 29, 2003, for U.S.$4,000 million. The issue is divided into three tranches as follows:

–	U.S.$1,000 million (€848 million at December 31, 2005), with an annual fixed-rate coupon of 4%, maturing November 15, 2008;

Financial Statements	Notes To Consolidated Financial Statements

–	U.S.$2,000 million (€1,694 million at December 31, 2005), with an annual fixed-rate coupon of 5.25%, maturing November 15, 2013;

–	U.S.$1,000 million (€848 million at December 31, 2005), with an annual fixed-rate coupon of 6.375%, maturing November 15, 2033;

•	issue of multi-tranche fixed-rate bonds on October 6, 2004, for U.S.$3,500 million. The issue is divided into three tranches as follows:

–	U.S.$1,250 million (€1,060 million at December 31, 2005) with an annual fixed-rate coupon of 4%, maturing January 15, 2010;

–	U.S.$1,250 million (€1,060 million at December 31, 2005) with an annual fixed-rate coupon of 4.95%, maturing September 30, 2014;

–	U.S.$1,000 million (€848 million at December 31, 2005) with an annual fixed-rate coupon of 6%, maturing September 30, 2034;

•	issue of multi-tranche fixed-rate notes on September 28, 2005 for U.S.$2,500 million. The issue is divided into three tranches as follows:

–	U.S.$700 million (€593 million at December 31, 2005) with 4.875% annual fixed-rate interest with a semi-annual coupon, maturing October 1, 2010;

–	U.S.$400 million (€339 million at December 31, 2005) with a quarterly coupon indexed to the 3-month U.S.$ Libor + 0.48%, maturing February 1, 2011;

–	U.S.$1,400 million (€1,187 million at December 31, 2005) with 5.25% annual fixed-rate interest with a semi-annual coupon, maturing October 1, 2015.

The following table shows the notes and bonds issued to third parties, expressed at the nominal repayment amount and the market value, issued by companies in the Telecom Italia Group and divided by issuing company:

Original Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon (%)	Issue date	Maturity date		Issue price (%)		Market price (%)	Market value (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,000	1,000	3M Euribor + 0.33	01/29/2004	01/30/2006	(°)	99.927		100.03	1,000
Euro	1,250	1,250	5.625	02/01/2002	02/01/2007		99.841		102.685	1,284
Euro	110	110	3M Euribor + 0.60	04/08/2004	03/30/2009		100		101.869	112
Euro	750	750	4.500	01/29/2004	01/28/2011		99.56		103.445	776
Euro	1,250	1,250	6.250	02/01/2002	02/01/2012		98.952		113.109	1,414
Euro	1,000	1,000	3M Euribor + 0.53	12/06/2005	12/06/2012		100		100.045	1,000
Euro	120	120	3M Euribor + 0.66	11/23/2004	11/23/2015		100		105.621	127
GBP	500	730	5.625	06/29/2005	12/29/2015		99.878		102.188	746
Euro	1,250	1,250	5.375	01/29/2004	01/29/2019		99.07		106.539	1,332
GBP	850	1,240	6.375	06/24/2004	06/24/2019		98.85		109.041	1,352
Euro	248	248	6M Euribor (base 365)	01/01/2002	01/01/2022		100		100	248
Euro	850	850	5.25	03/17/2005	03/17/2055		99.667		95.584	812

Sub-Total		9,798								10,203

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,045	1,045	3M Euribor + 1.25	05/29/2002	01/03/2006		99.456	(*)	100.046	1,045
Euro	2,513	2,513	6.375(a)	04/20/2001	04/20/2006		99.937		101.044	2,539
Euro	500	500	3M Euribor + 1.3(d)	12/14/2004	12/14/2006		100		100.045	500
Euro	1,720	1,720	6.500	04/24/2002	04/24/2007		100.911	(*)	104.212	1,792
Euro	1,674	1,674	5.875	01/24/2003	01/24/2008		99.937		105.106	1,759
Euro	1,500	1,500	5.15(b)	02/09/1999	02/09/2009		99.633		104.675	1,570
Euro	2,250	2,250	6.575(c)	07/30/1999	07/30/2009		98.649	(*)	109.650	2,467
Euro	2,000	2,000	7.25(a)	04/20/2001	04/20/2011		99.214		116.137	2,323
Euro	1,000	1,000	7.25	04/24/2002	04/24/2012		101.651	(*)	118.431	1,184
Euro	850	850	6.875	01/24/2003	01/24/2013		99.332		117.792	1,001
JPY	20,000	144	3.550	04/22/2002	05/14/2032		99.25		123.46	178
Euro	1,050	1,050	7.750	01/24/2003	01/24/2033		109.646	(*)	135.863	1,427
CHF	88	56	5.625	06/12/1986	06/12/2046		99.000		109.748	61

Sub-Total		16,302								17,846

Financial Statements	Notes To Consolidated Financial Statements

Original Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon (%)	Issue date	Maturity date	Issue price (%)	Market price (%)	Market value (millions of Euro)
Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	848	4.000	10/29/2003	11/15/2008	99.953	96.982	822
USD	1,250	1,060	4.000	10/06/2004	01/15/2010	99.732	95.461	1,012
USD	700	593	4.875	09/28/2005	10/01/2010	99.898	98.32	583
USD	400	339	3 M US Libor + 0.48	09/28/2005	02/01/2011	100	100.607	341
USD	2,000	1,694	5.250	10/29/2003	11/15/2013	99.742	98.167	1,663
USD	1,250	1,060	4.950	10/06/2004	09/30/2014	99.651	95.615	1,014
USD	1,400	1,187	5.25	09/28/2005	10/01/2015	99.370	97.101	1,153
USD	1,000	848	6.375	10/29/2003	11/15/2033	99.558	100.674	854
USD	1,000	848	6.000	10/06/2004	09/30/2034	99.081	96.387	817

Sub-Total		8,477						8,259

Total		34,577						36,308

Notes (a), (b), (c), (d): see the following paragraph “Mechanism describing how coupons change on step-up/step-down notes and bonds”.

(°)	On December 21, 2005, the Board of Directors of Telecom Italia S.p.A. approved the early repayment of such notes and bonds on January 30, 2006 (originally maturing on October 29, 2007).

(*)	Weighted average issue price for notes and bonds issued with more than one tranche.

Mechanism describing how coupons change on step-up/step-down notes and bonds in relation to a change in the rating:

At December 31, 2005, the rating agencies had made no changes to the ratings assigned at the time of the announcement of the merger of Telecom Italia and Tim on December 7, 2004.

Standard & Poor’s:	BBB+	stable outlook
Moody’s:	Baa2	stable outlook
Fitch Ratings:	A–	negative outlook

a)    Telecom Italia Finance S.A.

        “Euro Notes”:            €2,513 million, 6.375% interest, maturing April 2006

                                             €2,000 million, 7.25% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the original coupons for these securities, respectively 6.125% and 7%, were increased by 0.25% due to a Baa2 rating assigned by Moody’s in August 2003. In the case of the two securities, the increase was applied beginning from the coupon period which started in April 2004; accordingly, the coupon is equal to 6.375% for securities maturing in April 2006 and 7.25% for securities maturing in April 2011.

b)    Telecom Italia Finance S.A. notes: €1,500 million, 5.15% interest, maturing February 2009

These notes carry protection for investors which would only be triggered by a downgrade in the minimum rating (among the ratings assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

Financial Statements	Notes To Consolidated Financial Statements

At the beginning of every coupon period, this minimum rating will be checked, and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors definitively up to the maturity date, bringing the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the current coupon will be increased by 1.5%;

•	if at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the current coupon will be increased by 0.5%;

•	ratings higher than the minimum rating do not lead to increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the rating.

c)    Telecom Italia Finance S.A. notes: €2,250 million, 6.575% interest, maturing July 2009

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the coupon is fixed, the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa1/BBB+, the original coupon will be increased by 0.15%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause a reduction/increase in the coupon according to the mechanism described above.

d)    Telecom Italia Finance S.A. notes: €499,717,000 Floating Rate Extendable Notes (3-month Euribor +1.3%), maturing December 2006

These bonds can be extended at the discretion of the investor. Each extension of the maturity date is for another 21-month period with the final maturity date fixed at March 14, 2012.

In accordance with the terms and conditions of the €500 million extendable notes, maturing March 14, 2005, note-holders in possession of notes totaling €283,000 chose not to extend the maturity date. For those, instead,

Financial Statements	Notes To Consolidated Financial Statements

that decided to extend the maturity date, for notes totaling €499,717,000, Telecom Italia Finance S.A. issued new bonds on December 14, 2004 denominated “Telecom Italia Finance S.A. €499,717,000 Guaranteed Floating Rate Extendable Notes Due 2006” with a new maturity date of December 14, 2006. These new notes carry the same characteristics as the previous notes but have a new ISIN Code and Common Code.

Convertible and exchangeable notes amount to €2,519 million (€5,106 million at December 31, 2004) and decreased by €2,587 million. They are composed as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Non-current portion	4,290	476
Current portion	816	2,043

Total book value	5,106	2,519
Fair value adjustment and measurement at amortized cost	833	123

Total nominal amount	5,939	2,642

In terms of the nominal repayment amount, convertible and exchangeable notes amount to €2,642 million. This is a decrease of €3,297 million compared to December 31, 2004 (€5,939 million) mainly on account of the requests for the conversion of “Telecom Italia S.p.A. 1.5% 2001-2010 convertible notes with a repayment premium” (€2,225 million) and repurchases made by Telecom Italia Finance S.A. (€229 million) and the repayment, on November 3, 2005 of exchangeable notes for €643.4 million (net of repurchases and inclusive of the repayment premium).

Notes, expressed at the nominal repayment amount, refer to the following:

•

notes 2001-2010 issued by Telecom Italia S.p.A. convertible into Telecom Italia S.p.A. shares, with an annual fixed-rate coupon of 1.5% with a repayment premium equal to 118.37825% of the nominal amount of the bonds, maturing in January 2010. The remaining number of bonds outstanding at December 31, 2005 is equal to €506.7 million (at the nominal amount) corresponding to No. 238,935,476 Telecom Italia S.p.A. Ordinary Shares. These bonds thus result in a total debt of €599.8 million (inclusive of the repayment premium). The annual yield upon maturity is 3.5% and the conversion will be at a ratio of 0.471553 new Telecom Italia S.p.A. shares for each bond held;

•

notes issued in March 2001 by Telecom Italia Finance S.A. for €2,500 million, convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to settle the amount due in cash in the event of a request for conversion. The notes have an annual fixed-rate coupon of 1% and a repayment premium of 117.69% of the issue price, maturing in March 2006. The notes decreased by €536 million in September 2002 due to the purchase of own notes by Telecom Italia Finance S.A. which were subsequently cancelled.

The right to an early repayment at the end of third year (March 2004) was exercised by investors for an amount of €466,000.

During 2005, Telecom Italia Finance S.A. repurchased its own notes for €229 million (in April and May 2005 for €195 million, in July 2005 for €5 million, in October and December 2005 for €9 million and €20 million, respectively), therefore, after cancellation of the entire amount of notes repurchased in December 22, 2005, the residual nominal debt at the end of 2005 is equal to €1,735 million (€2,042 million with the repayment premium).

The spin-off transaction and the consequent disposal of the equity investment in the beneficiary company Nuova Seat Pagine Gialle in 2003, did not result in any changes in the terms of the notes since their conditions allowed ample flexibility in the method of settlement.

The notes were convertible into No. 181,461,941 TIM shares at an exercise price of about €10.823 and, at June 30, 2005, after the conclusion of the merger between Telecom Italia and TIM, the notes were convertible into either No. 313,929,158 Telecom Italia S.p.A. Ordinary Shares at an exercise price of about €6.256, or into Seat Pagine Gialle shares and TI Media shares. Following the TI Media capital increase

Financial Statements	Notes To Consolidated Financial Statements

against payment, the notes are now convertible into No. 707,460,852 Seat Pagine Gialle shares and No. 125,746,257 Telecom Italia Media shares at an exercise price of €2.357197842. The annual yield to maturity is 4.25% and the conversion will be in a ratio of No. 159.838963073 Telecom Italia S.p.A. shares or 360.2080473 Seat Pagine Gialle shares and No. 64.024481 Telecom Italia Media shares for each €1,000 bond held.

A summary of convertible and exchangeable notes held by third parties, expressed at the nominal repayment amount, issued by companies of the Telecom Italia Group and divided by issuing company is presented below:

Original Currency	Nominal repayment amount (millions of Euro)	Coupon	New shares issuers	Issue date	Maturity date	Issue price (%)	Market price (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	600	1.50%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	124.948	633
Exchangeable notes issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	2,042	1.00%	Telecom Italia S.p.A./ Telecom Italia Media S.p.A./ Seat Pagine Gialle S.p.A./	03/15/2001	03/15/2006	100	117.205	2,033

Total	2,642							2,666

Financial covenants / other covenants / other features of convertible notes and bonds

The securities summarized here do not contain either financial covenants or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group.

For example, there are no clauses that would cause the redemption of the notes and bonds if the ratings are downgraded to below stated thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes and bonds issued by its foreign subsidiaries are all full and unconditional.

None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the notes and bonds are in line with market practice for similar transactions effected on these same markets.

The notes and bonds issued by Telecom Italia Capital S.A. in October 2003, guaranteed by Telecom Italia, for an amount of U.S.$4,000 million, were covered by a covenant that required Telecom Italia Capital S.A. and Telecom Italia to effect a SEC-registered exchange offer in order to allow investors to exchange the originally purchased notes with listed and freely traded notes without restrictions. The exchange offer was executed on October 14, 2004, in fulfillment of the covenant.

Moreover, the new notes issued by Telecom Italia Capital S.A. in October 2004, guaranteed by Telecom Italia S.p.A., for an amount of U.S.$3,500 million, carried a similar covenant which requires Telecom Italia Capital S.A. and Telecom Italia S.p.A. to effect a SEC-registered exchange offer. The offer was executed on October 13, 2005, in fulfillment of the covenant.

Medium/long-term amounts due to banks of €9,462 million (€891 million at December 31, 2004) increased by €8,571 million mainly as a result of the cash tender offer for TIM shares. In fact, on January 28, 2005, in connection with the payment of the consideration of the tender offer, in addition to €2,504 million paid from cash resources, €11,300 million was drawn from the loan made available by a syndicate of banks on December 8, 2004. On February 11, 2005, the first tranche of the loan was repaid in advance for €2,300 million from the cash

Financial Statements	Notes To Consolidated Financial Statements

resources of Telecom Italia and, consequently, cancelled. After that repayment, the outstanding loan amounts to a nominal value of €9,000 million divided into two tranches: €6,000 million due in 36 months (Tranche B) and €3,000 million due in 60 months (Tranche C). On August 1, 2005, Tranche B of this loan, maturing in January 2008, was replaced by a new revolving loan for the same amount with maturity extended to 2012, at better conditions. Tranche C, maturing in January 2010, instead, was changed only with respect to the margin which was lowered so that it would reflect the new better conditions offered by the market for syndicated loans. Subsequently, on October 20, 2005, €1.5 billion of the revolving loan for €6 billion, maturing in 2012, was repaid so that it was reduced to €4.5 billion.

Short-term amounts due to banks of €646 million decreased by €100 million (€746 million at December 31, 2004).

Hedging derivatives relating to hedged items classified as non-current current assets/liabilities of a financial nature amount to €730 million (€1,256 million at December 31, 2004), whereas those on current assets/liabilities of a financial nature amount to €185 million with an increase of €102 million compared to December 31, 2004 (€83 million). Additional details are provided in the “Note 23—Financial instruments”.

Medium/long-term other financial liabilities amount to €303 million (€365 million at December 31, 2004) and decreased by €62 million; they include €162 million of the Telecom Italia Finance S.A. loan for JPY 20,000 million maturing 2029, €42 million of payables to the Cassa Depositi e Prestiti and €64 million of payables to the Ministry of Industry. Short-term other financial liabilities amount to €453 million with a reduction of €899 million compared to December 31, 2004 (€1,352 million); they include €60 million of payables to the Cassa Depositi e Prestiti, €110 million of payables for factoring transactions and €211 million of payables to the TI Securitization Vehicle.

Medium-long term finance lease liabilities totaling €1,894 million (€1,860 million at December 31, 2004) increased by €34 million and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to €234 million with an increase of 7 million compared to December 31, 2004 (€227 million).

Short-term non-hedging derivatives totaling €64 million (€113 million at December 31, 2004) decreased by €49 million and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

At December 31, 2005, the unused credit lines of the Telecom Italia Group amount to €8,227 million (€20,880 million at December 31, 2004), of which unused committed credit lines amount to €5 billion, and €1.5 billion expiring, respectively in March 2007 and in August 2012. Approximately 97% of the credit lines is denominated in Euro and linked to a floating interest rate.

In the following tables, the debt positions of the “discontinued operations/assets held for sale” are shown separately.

Gross accounting financial debt according to the original currency of the transaction, showing the major foreign currencies and the corresponding equivalent amount in euro, is the following:

	As of December 31, 2005
	(millions of foreign currency)	(millions of Euro)
USD	10,351	8,774
GBP	1,365	1,991
BRL	1,898	687
JPY	19,888	143
CHF	90	58
EURO	—	40,305

		51,958
Discontinued operations/assets held for sale		143

		52,101

Financial Statements	Notes To Consolidated Financial Statements

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

As of December 31, 2005
(millions of Euro)
Up to a 2.5%	9,328
From 2.5% to 5%	9,055
From 5% to 7.5%	25,218
From 7.5% to 10%	5,752
Over 10%	496
Accruals, prepaid expenses, deferred income, MTM and derivatives	2,109

51,958
Discontinued operations/assets held for sale	143

52,101

However, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

As of December 31, 2005
(millions of Euro)
Up to a 2.5%	8,270
From 2.5% to 5%	18,883
From 5% to 7.5%	19,432
From 7.5% to 10%	2,766
Over 10%	498
Accruals, prepaid expenses, deferred income, MTM and derivatives	2,109

51,958
Discontinued operations/assets held for sale	143

52,101

Gross financial debt by maturity date (divided between short-term and medium/long-term) as of December 31, 2005 is as follows:

	Medium/long term debt	Short-term debt	Total
	(millions of Euro)
2006(*)	8,979	833	9,812
2007	3,734	—	3,734
2008	3,227	—	3,227
2009	4,309	—	4,309
2010	5,286	—	5,286
Beyond 2010	25,590	—	25,590

	51,125	833	51,958
Discontinued operations/assets held for sale	124	19	143

	51,249	852	52,101

(*)	Current portion of medium/long-term debt.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—EMPLOYEE SEVERANCE INDEMNITIES AND OTHER EMPLOYEE-RELATED RESERVES

Employee severance indemnities and other employee-related reserves increased from €1,292 million at December 31, 2004 to €1,494 million at December 31, 2005. Details are as follows:

			As of December 31, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2005
			(millions of Euro)
Reserve for employee severance indemnities	(A)		1,181	(4)	168	(111)	—	1,234

Reserves for pension plans			40	(10)	6	(3)	1	34
Reserve for termination incentives			71	—	234	(79)	—	226

Other employee-related reserves (*)	(B	)	111	(10)	240	(82)	1	260

Total	(A+B	)	1,292	(14)	408	(193)	1	1,494

Of which :
Non-current portion			1,222					1,351
Current portion (*)			70					143

Employee severance indemnities refer only to Italian Group companies. The reserve increased by €53 million mainly as a result of the charge to the statement of operations (€168 million), utilizations for indemnities paid to employees who terminated employment, advances and transfers to pension funds (€106 million) and other negative changes (€9 million).

In accordance with IAS 19 “Employee Benefits”, the “Projected Unit Credit Method” was used to measure employee severance indemnities, as described below:

•

the future possible benefits which could be paid to each employee in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of the future benefits include increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and on the expected payment date;

•	the liability of the company has been determined as the average present value of future benefits for service matured by the employee at the measurement date.

The following assumptions were made:

Financial assumptions	Executives	Other than Executives

Cost-of-living increase	2.0% per annum	2.0% per annum

Discount rate	4.0% per annum	4.0% per annum

Remuneration increase (in relation to each company):

– age equal to or less than 40 years	From 3.0% to 3.5% per annum	From 3.0% to 3.25% per annum

– age over 40 years, but equal to or less than 55 years	From 2.5% to 3.0% per annum	From 2.5% to 2.75% per annum

– over 55 years of age	From 2.0% to 2.5% per annum	From 2.0% to 2.25% per annum

Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Other than Executives
Death probability	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Disability probability	Tables unisex published by C.N.R. reduced by 80%	Tables unisex published by C.N.R. reduced by 80%

Resignation probability (in relation to each company):
– up to 40 years	From 3.0% to 5.0% per annum	From 3.0% to 5.0% per annum
– up to 50 years	From 1.5% to 3.5% per annum	From 1.5% to 3.5% per annum
– over 50 years	None	None

Retirement probability:
– 35 years of service (at the age of 57)	35%	60%
– over 35 years of service (at the age of 65)	15%	10%
– at 65 years of age	100%	100%

The adoption of the above assumptions resulted in a liability for Employee severance indemnities at December 31, 2004 and 2005 of €1,181 million and €1,234 million, respectively.

The effect on the statement of operations is as follows:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Current service cost	127	134
Interest expenses	57	45
Net actuarial (gains) losses recognized during the year	—	(11)

Total expense	184	168

Effective return on plan assets	n/a	n/a

Reserves for pension plans principally refer to pension plans operating in foreign companies of the Group.

Reserve for termination incentives includes provisions made both for agreements regarding mobility pursuant to Law No. 223/91, agreed in December 2005 with the labor unions, and the plan for the voluntary termination of managers for the cases currently pending.

Increases are net of the decrease deriving from the effect of discounting to present value of approximately €6 million.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 20—RESERVES FOR RISKS AND FUTURE CHARGES

Reserves for risks and future charges decreased from €2,171 million at December 31, 2004 to €1,569 million at December 31, 2005. The composition and changes are as follows:

	As of December 31, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2005
	(millions of Euro)
Reserve for taxation and tax risks	253	(19)	27	(43)	8	226
Reserve for restoration costs	375	(16)	70	(15)	29	443
Reserve for legal disputes	152	(14)	50	(48)	8	148
Reserve for commercial risks	103	—	33	(14)	—	122
Reserves for risks and future charges on equity investments and corporate-related transactions	916	—	52	(544)	5	429
Other reserves for risks and future charges	372	—	18	(190)	1	201

Total	2,171	(49)	250	(854)	51	1,569

Of which :
Current portion	815					797
Non-current portion	1,356					772

Reserve for restoration costs refers to the provision for the estimated cost to decommission tangible assets and restore the sites. Compared to December 31, 2004, the reserve increased mainly as a result of a higher number of sites leased and the change in the discount rates and for the charge in the statement of operations of the cumulative effect of discounting to present value in the amount of €14 million.

The reserve relates to Telecom Italia (€129 million), Tim Italia (€180 million) and other foreign mobile telephone companies (€134 million).

Reserves for risks and future charges on equity investments and corporate-related transactions decreased by €487 million. The change is mainly due to the release of €423 million of reserves recorded for sureties provided to a group of banks which had financed AVEA I.H.A.S., due to the cancellation of the guarantees in part, and to €96 million for the release of the reserve previously recorded for the dispute with the minority shareholders of Med S.A., Med Ltd and Med1, settled in July 2005. At December 31, 2005, the residual reserve set aside for AVEA I.H.A.S. is equal to €121 million.

Other reserves for risks and future charges include €115 million for the fine levied against Telecom Italia by the Antitrust Authorities for the alleged abuse of a dominant position in the market. This reserve, recorded in 2004 for €152 million, was reduced by €37 million following the issuance of an order by the Council of State on February 10, 2006.

NOTE 21—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased from €2,199 million at December 31, 2004 to €2,113 million at December 31, 2005 and consist of the following:

	As of December 31,
	2004	2005
	(millions of Euro)
Amounts due to social security authorities	1,035	881
Capital grants	206	170
Medium/long-term deferred income	944	1,056
Other payables and liabilities	14	6

Total	2,199	2,113

Financial Statements	Notes To Consolidated Financial Statements

Amounts due to social security authorities refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law No. 58/1992. Details are as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
Non-current payables
Due from 2 to 5 years after the balance sheet date	935	753
Due beyond 5 years after the balance sheet date	100	128

	1,035	881
Current payables	217	213

Total	1,252	1,094

Medium/long-term deferred income includes €759 million for the deferral of revenues from the activation of Telecom Italia telephone service and €265 million for revenues from the sale of transmission capacity referring in future years.

NOTE 22—TRADE PAYABLES, TAX PAYABLES, MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables, tax payables, miscellaneous payables and other current liabilities decreased from €12,733 million as of December 31, 2004 to €12,384 million as of December 31, 2005.

	As of December 31,
	2004	2005
	(millions of Euro)
Trade payables:
• Amounts due to suppliers	6,227	6,230
• Amounts due to other telecommunication operators	643	606

	6,870	6,836

Tax payables	512	829

Miscellaneous payables and other current liabilities:
• Amounts due for short-term employee benefits	760	712
• Amounts due to social security authorities	372	375
• Short-term trade and miscellaneous deferred income	810	821
• Advances received	45	64
• Customer-related items	1,579	1,465
• Amounts due for the “TLC operating fee”	29	39
• Dividends approved, but yet to be paid to shareholders	25	22
• Other current liabilities	305	306
• Employee-related reserves (except for Employee severance indemnities) expected to be settled within 12 months	70	143
• Other reserves for risks and future charges, expected to be settled within 12 months	1,356	772

	5,351	4,719

Total	12,733	12,384

Trade payables (all due within 12 months) relate to Telecom Italia (€2,185 million), Tim Italia (€2,354 million) and foreign mobile telephone companies (€1,242 million).

Tax payables, which include current tax payables of €227 million (€48 million at December 31, 2004) and other tax payables of €602 million (€464 million at December 31, 2004), increased by €317 million mainly for higher VAT payables, for IRAP payables and for the substitute tax due to the adjustment of the tax and accounting bases as allowed under Law No. 266/2005, mainly attributable to Tim Italia.

Financial Statements	Notes To Consolidated Financial Statements

Amounts due to social security authorities include the short-term portion of the amount payable to INPS under Law No. 58 for €213 million (€217 million at December 31, 2004) as described in “Note 21—Miscellaneous payables and other non-current liabilities”.

Deferred income includes €282 million (€351 million at December 31, 2004) for the deferral of revenues from the activation of Telecom Italia telephone service (current portion) and €38 million (€55 million) for the deferral of revenues from recharging Tim Italia prepaid telephone cards.

NOTE 23—FINANCIAL INSTRUMENTS

FAIR VALUE

The majority of non-current financial liabilities of the Telecom Italia Group consist of notes and bonds and their measurement at fair value can be easily determined using financial instruments which, because of their size and distribution among investors, are frequently traded on the markets (see “Note 18—Financial liabilities (current and non-current)”). Where public trading data is not available, for other types of loans, the following assumptions were made:

•	the floating-rate loans were considered at the notional repayment amount;

•	the fixed-rate loans were measured at fair value (present value of future flows using December 31, 2005 market rates).

Finally, the carrying value of most of the financial assets reasonably approximates their fair value as they are short term liquid financial investments.

Fair values (including interest accruals) of financial liabilities and assets at December 31, 2005 are set below:

Financial liabilities	As of December 31, 2005
	Carrying values (IFRS)	Market values (including interest accruals)
	(millions of Euro)
Notes and bonds	35,462	37,427
Convertible/exchangeable notes and bonds	2,519	2,680
Term loans	7,535	7,574
Loans, other debt, finance lease liabilities	6,442	6,509

	51,958	54,190
Discontinued operations/assets held for sale	143	143

Total Gross Financial Debt	52,101	54,333

Financial assets	As of December 31, 2005
	Carrying values (IFRS)	Market values (including interest accruals)
	(millions of Euro)
Deposits, cash	9,958	9,958
Euro Commercial Papers	327	327
Deposits for temporary investments originally due beyond 3 months	90	90
Securities	390	390
Other receivables	1,441	1,441

	12,206	12,206
Discontinued operations/assets held for sale	37	37

Total Financial Assets	12,243	12,243

Financial Statements	Notes To Consolidated Financial Statements

DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2005 are principally used by the Group to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, and cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs and IROs involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and at another date.

The following tables show the derivative transactions put into place by the Telecom Italia Group at December 31, 2005 divided between Fair Value Hedge instruments (Table 1), Cash Flow Hedge instruments (Table 2) and Non-Hedge Accounting instruments (Table 3) under IAS 39:

Table 1—Fair Value Hedge Derivatives

Description	Equivalent notional amount	Mark to market (Clean Price)
	(millions of Euro)
CCIRS transactions finalized by Telecom Italia S.p.A. maturing April 2007 linked to EIB loan in U.S.$180 million (€153 million at the €/U.S.$ exchange rate at December 31, 2005)	150	2

CCIRS transactions finalized by Telecom Italia S.p.A. maturing June 2007 on Telecom Italia S.p.A. notes amounting to GBP 850 million (€1,240 million at the €/pounds sterling exchange rate at December 31, 2005) issued on June 2004	1,289	(31)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2008 on the five years tranche of U.S.$1,000 million (€848 million at the €/U.S.$ exchange rate at December 31, 2005) on the notes issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million	850	(32)

CCIRS transactions effected by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds amounting to Japanese yen 20 billion (€144 million at the €/Japanese yen exchange rate at December 31, 2005) originally issued by Olivetti Finance N.V.S.A. (2002-2032)	171	(65)

CCIRS transactions finalized by Telecom Italia Capital S.A. on the bonds issued by Telecom Italia Capital S.A. in October 2004 for a total amount of U.S.$3,500 million (€2,968 million at the €/U.S.$ exchange rate at December 31, 2005), including five-years tranche for U.S.$1,250 million, ten-years tranche for U.S.$1,250 million and thirty-years tranche for U.S.$1,000 million	2,831	45

CCIRS transactions finalized by Telecom Italia Capital S.A. on the bonds issued by Telecom Italia Capital S.A. in September 2005 for a total amount of U.S.$2,500 million (€2,119 million at the €/U.S.$ exchange rate at December 31, 2005), including five-years tranche for U.S.$700 million, and 5.33 years tranche for U.S.$400 million and ten-years tranche for U.S.$1,400 million	2,068	19

Total Fair Value Hedge Derivatives	7,359	(62)

•	On the EIB loan in U.S.$180 million, maturing April 2007, Telecom Italia S.p.A. entered into a CCIRS contract for €150 million converting a 3-month Libor in U.S. dollars to the 3-month Euribor.

Financial Statements	Notes To Consolidated Financial Statements

•

On the notes of GBP 850 million issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put in place CCIRS contracts for €1,289 million maturing June 2007, converting the GBP annual fixed rate of 6.375% to the Euribor.

•

On the tranche maturing in November 2008 for U.S.$1,000 million (€850 million) relating to the notes issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the fixed rate coupon of 4% in U.S.$ to the 3-month Euribor.

•

For €171 million, on the bonds 2002/2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V.S.A., the following transactions were put in place:

–	by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

–	by Telecom Italia S.p.A., a CCIRS contract, on a floating rate intragroup loan in JPY, in which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.

•

On the bonds of U.S.$3,500 million issued by Telecom Italia Capital S.A. in October 2004, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,831 million converting the fixed rate coupon in U.S. dollars to 6-month Euribor.

•

On the notes of U.S.$2,500 million issued by Telecom Italia Capital S.A. in September 2005, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,068 million converting the fixed rate coupon in U.S. dollars to 6-month Euribor.

Tab. 2—Cash Flow Hedge Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(millions of Euro)
IRS transactions effected by Telecom Italia Finance S.A. maturing January 2006 on Telecom Italia Finance S.A. notes with an original notional amount of €1,100 million, originally issued by Olivetti Finance N.V.S.A. (2002-2006)	1,045	—

IRS transactions effected by Telecom Italia S.p.A. maturing March 2009 on notes of €110 million issued by Telecom Italia S.p.A. (2004-2009)	110	1

IRS transactions effected by Telecom Italia S.p.A. maturing January 2010 on five-years tranche C relating to Term Loan for a total amount of €12,000 million finalized on December 2004 in connection to Cash Tender Offer by Telecom Italia for TIM shares	3,000	12

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2013 on ten-years tranche for a total amount of U.S.$2,000 million (€1,694 million at the €/U.S.$ exchange rate at December 31, 2005) on the notes issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	1,709	(168)

IRS transactions effected by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million issued by Telecom Italia S.p.A. (2004-2015)	120	—

CCIRS transactions finalized by Telecom Italia S.p.A. maturing December 2015 on bonds in the principal amount of GBP 500 million (€730 million at the €/pounds sterling rate at December 31, 2005) issued by Telecom Italia S.p.A. in June 2005	751	(7)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing October 2029 related to the “Dual-Currency” loan with a notional principal of Japanese yen 20 billion (€144 million at the €/Japanese yen rate at December 31, 2005) originally received by Olivetti International Finance N.V. and now held by Telecom Italia Finance S.A.	174	(70)

CCIRS transactions finalized by Telecom Italia S.p.A. maturing November 2033 on thirty-years tranche for a total amount of U.S.$1,000 million (€848 million at the €/U.S.$ exchange rate at December 31, 2005) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	849	(160)

Total Cash Flow Hedge Derivatives	7,758	(392)

Financial Statements	Notes To Consolidated Financial Statements

•	On the notes 2002/2006 of €1,100 million at the quarterly floating rate issued by Telecom Italia Finance S.A. maturing January 2006, Telecom Italia Finance S.A. put in place:

–	IRS contracts for €855 million in which Telecom Italia Finance S.A. receives a quarterly floating rate and pays a 2.68% fixed rate;

–	an IRS contract for €190 million in which Telecom Italia Finance S.A. receives a quarterly floating rate +1.25% and pays a 3.83% fixed rate.

•

On the notes 2004/2009 of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put in place an IRS contract converting the 3-month Euribor to an annual fixed rate of 3.35%.

•

In reference to the term loan for a total amount of €12,000 million finalized on December 2004 in connection with the cash tender offer for TIM S.p.A., Telecom Italia S.p.A. put in place IRS contracts for a total amount of €3,000 million converting the 6-month Euribor on tranche C to an annual fixed rate of 3.088%, maturing January 2010.

•

On the tranche maturing in November 2013 for U.S.$2,000 million (€1,709 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the coupon rate of 5.25% in U.S.$ to a fixed rate of 5.035% in euro.

•

On the bonds 2004/2015 of €120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing November 2015, Telecom Italia S.p.A. put in place IRS contracts converting the 3-month Euribor to an annual fixed rate of 4.161%.

•

On the bonds 2005/2015 of GBP 500 million (€751 million) issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put in place CCIRS contracts converting a fixed rate of 5.625% in GBP to a fixed rate of 4.34% in euro.

•

For €174 million, with reference to the “Dual Currency” loan with a notional principal of JPY 20 billion and a 5% fixed interest rate with a step-up of +0.45% in U.S. dollars maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., equivalent to €144 million at December 31, 2005, the following was put in place:

–	by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in U.S. dollars to the 6-month Libor in JPY;

–	by Telecom Italia S.p.A., a CCIRS contract in which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

–	by Telecom Italia S.p.A. an IRS contract converting the semiannual floating rate in Euro to a 6.94% fixed rate up to maturity.

•

On the tranche of U.S.$1,000 million (€849 million) maturing in November 2033 relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the fixed rate of 6.375% in U.S. dollars to the fixed rate of 6% in Euro.

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge instruments and Cash Flow Hedge instruments is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the hedging instrument and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be less than the risk of the item hedged:

VRR = 1 – (portfolio risk / risk of the hedged item).

The better the hedging ratio, the more VRR tends to the value 1. To establish if a hedge is effective, this ratio must be higher than the threshold over which the test identifies the hedging as “highly effective” as required by IFRS.

Financial Statements	Notes To Consolidated Financial Statements

Tab. 3—Non Hedge Accounting Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(millions of Euro)
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	41	—

IRS transactions effected by Telecom Italia Finance S.A. maturing January 2006 on Telecom Italia Finance S.A. notes with an original notional amount of €1,100 million, originally issued by Olivetti Finance N.V.S.A. (2002-2006)	55	—

IRS transactions maturing February 2009 by Telecom Italia Finance S.A. on notes of €1,500 million carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V. (1999-2009)	500	(6)

IRS transactions effected by Telecom Italia Finance S.A. maturing July 2009 on Telecom Italia Finance S.A. notes with an original notional amount of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	850	(7)

IRS transactions effected by Telecom Italia Finance S.A. maturing April 2011 on Telecom Italia Finance S.A. notes of €2,000 million, originally issued by Sogerim S.A. (2001-2011)	350	6

IRS and CCIRS contracts finalized by Telecom Italia Finance S.A. on financial assets	186	(7)

Interest rate and forward foreign exchange contracts finalized by Group companies	517	(5)

Total Non Hedge Accounting Derivatives	2,499	(19)

•

The floating to floating IRS transactions put in place by Telecom Italia S.p.A. for a notional amount of €41 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the 6-month Euribor.

•

On notes 2002-2006 with an original notional amount of €1,100 million at a quarterly floating rate, issued by Telecom Italia Finance S.A., maturing January 2006, Telecom Italia Finance S.A. put in place:

–	IRS contracts for €45 million in which Telecom Italia Finance S.A. receives a quarterly floating rate and pays a fixed rate of 2.68%;

–	an IRS contract for €10 million in which Telecom Italia Finance S.A. receives a quarterly floating rate +1.25% and pays a fixed rate of 3.83%.

•

On the notes 1999/2009 of €1,500 million at a 5.15% fixed rate maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., Telecom Italia Finance S.A. put in place an IRS contract for €500 million in which Telecom Italia Finance S.A. receives a 6-month Euribor and pays a fixed rate of 4.06%. Moreover, in the last two years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate in Euro remains higher than the 1-year swap rate in Euro.

•

On the notes 1999/2009 with an original notional amount of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45%, carried by Telecom Italia Finance S.A. (originally issued by Olivetti International Finance N.V.), maturing July 2009, Telecom Italia Finance S.A. put in place, with the same maturity dates, the following IRS transactions totaling €850 million:

–

an IRS contract for €500 million in which Telecom Italia Finance S.A. receives a semiannual floating rate in euro and pays a semiannual floating rate in euro set in arrears with the following additional transactions:

a)	purchase of a cap at 4.50%;

b)	sale of a cap at 5.50%.

Moreover, in the last two years, Telecom Italia Finance S.A. will receive these amounts if the 5-year swap rate in euro remains higher than the 1-year swap rate in euro;

–	sale of a floor for a notional amount of €350 million at the 6-month Libor in U.S. dollars with interest in arrears decreasing from 3.80% to 3.15%.

Financial Statements	Notes To Consolidated Financial Statements

•

On the notes 2001/2011 of €2,000 million at an annual 7% fixed rate issued by Telecom Italia Finance S.A. maturing April 2011, Telecom Italia Finance S.A. put in place IRS contracts for €350 million converting the annual fixed rate of 7% to a quarterly rate in SEK and with the additional following transactions:

a)	purchase of a cap at a 3.65% annual rate;

b)	sale of a floor with the exercise rate from 1.75% to 3.20%.

•

Derivative financial instruments on financial assets for a total amount of €186 million were put in place by Telecom Italia Finance S.A. by IRS contracts for €125 million converting a fixed rate of 6.035% to a floating rate in Euro and CCIRS contracts for €61 million converting the 6-month Libor in U.S. dollars to the 6-month Euribor.

•	Interest rate and foreign exchange transactions for a total amount of €517 million are composed of:

–	foreign exchange transactions carried by Telecom Italia S.p.A. for €40 million;

–	foreign exchange transactions carried by Telecom Italia Finance S.A. for €350 million;

–	foreign exchange transactions carried by Telecom Italia Capital S.A. for €1 million;

–	foreign exchange transactions carried by Olivetti S.p.A. for €12 million;

–	foreign exchange transactions carried by Tim Italia S.p.A. for €10 million;

–	foreign exchange transactions carried by TI Sparkle S.p.A. for €15 million;

–	interest rate and foreign exchange transactions carried by Maxitel S.A. for €50 million;

–	foreign exchange transactions carried by TIM Celular S.A. for €1 million;

–	interest rate and foreign exchange transactions carried by TIM Partecipaçoes S.A. for €38 million.

The following table shows the derivative financial instruments of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2005	Mark to Market Spot (Clean Price) as of December 31, 2004
		(millions of Euro)
Interest Rate Swaps	Interest Rate Risk	—	—	52
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	7,359	(62)	(605)

Total Fair Value Hedge Derivatives		7,359	(62)	(553)

Interest Rate Swaps	Interest Rate Risk	4,275	13	(6)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	3,483	(405)	(660)

Total Cash Flow Hedge Derivatives		7,758	(392)	(666)

Non-Hedge Accounting Derivatives		2,499	(19)	5 (*)

Total Telecom Italia Group Derivatives		17,616	(473)	(1,214)

(*)	Based on the same scope of consolidation the amount would have been €32 million.

Financial Statements	Notes To Consolidated Financial Statements

The following table shows, for Cash Flow Hedge Derivatives, the amount recognized in the Reserve for fair value adjustments of hedging instruments during 2005 and the portion reversed from the reserve to the statement of operations as an exchange rate adjustment, before the relative tax effect:

Description	Reserve for fair value adjustments of Cash Flow Hedge Derivatives at December 31, 2005	Reserve for fair value adjustments of Cash Flow Hedge Derivatives at December 31, 2004	Mark to Market change recognized in the Reserve for fair value adjustments of hedging derivatives	Amount reversed from the Reserve for fair value adjustments of hedging derivatives to the statement of operations as an exchange rate adjustment	Impact of Cash Flow Hedge Derivatives in 2005 on the Reserve for fair value adjustments of hedging derivatives
	(millions of Euro)
Cash Flow Hedge Derivatives	(311)	(265)	274	(320)	(46)

NOTE 24—FINANCIAL ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

•

2,923,168 Corporacion Digitel shares, owned by TIM International, as well as tangible and intangible assets of the subsidiary Corporacion Digitel are pledged as collateral for the loan granted in 2002 by a syndicate of banks in the form of Project Financing, for an amount of €122 million at December 31, 2005.

•

The contracts for easy-term loans granted by the Brazilian development bank BNDES (Banco Nacional de Desevolvimento Economico e Social) to certain operating companies of the TIM Brasil group (Maxitel, TIM Celular and TIM Sul) for a total amount of €326 million are guaranteed by a part of the receipts of those companies which pass through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the company, otherwise the funds will be automatically transferred to accounts on which the company has full access.

NOTE 25—COMMITMENTS AND POTENTIAL LIABILITIES

a)    Disputes, Litigations and Legal Proceedings Pending

The main legal and arbitration proceedings in which companies of the Telecom Italia Group were involved as of December 31, 2005 are described below. Except where explicitly mentioned, provisions have not been made, as there is not an adequate objective basis for doing so or because a negative outcome of the dispute is considered unlikely.

TELE2

Tele2 brought an action before the Milan Court of Appeal in June 2005 against Telecom Italia for alleged abuse of dominant position in the markets for fixed voice telephony access and services, related to Telecom Italia’s “Hello gratis” offer to all users, including customers of other operators, featuring 90 minutes of calling time completely free of charge (up to 60 minutes of local calls and 30 minutes of long-distance calls every two months). Tele2 claimed damages of more than €100 million, asserting that the indiscriminate application of the traffic bonus had the effect of taking traffic away from competitors, as customers were induced to make use of the bonus regardless of their possible contracts with other operators. In addition, the offer supposedly prevents comparative advertising by not allowing a direct, homogeneous comparison of telephone charges per minute.

* * *

On October 10, 2005 Telecom Italia filed an appeal from the order issued on September 28, 2005 by the Milan Court of Appeal granting Tele2’s request for a preliminary injunction restraining Telecom Italia from continuing to impose “offers, in the supply of the metred wholesale ADSL service, with obligatory payment of at least 5 hours of traffic per month included in the monthly subscription fee of €6.30 plus VAT”. Disregarding the fact that Telecom Italia’s offers had been submitted to the Communications Authority in advance, the court found that the contractual conditions did not allow Tele2 to participate in the market for ADSL broadband services on an equal competitive footing.

Financial Statements	Notes To Consolidated Financial Statements

On December 22, 2005 the court upheld Telecom Italia’s appeal and revoked its September 2005 order enjoining Telecom Italia from continuing the E@asy.IP metred ADSL offer inclusive of a guaranteed minimum of 5 hours of traffic.

Meanwhile, on October 28, 2005 Tele2 had initiated proceedings on the merits of the case, claiming damages of more than €15 million for additional costs incurred, loss of revenue and customers and injury to its business image and reputation.

* * *

In July 2005 Tele2 notified Telecom Italia that it had filed another urgent petition to ascertain an alleged abuse of dominant position in the market for ADSL broadband data access, with reference to the “ADSL wholesale flat-rate single access” contract between the parties. The illegitimate conduct of Telecom Italia allegedly consisted of activating the service for Tele2 customers who had not requested it, in order to prevent Tele2 from providing its own ADSL services, and in delaying the deactivation of these not-requested provided services.

In November 2005 the Milan Court of Appeal, partially granting the petition, ordered Telecom Italia to activate the ADSL services of Tele2 customers within the contractual time limit of 42 days from the date of Tele2’s requests, apart form the cases where customers were in fact already being provided such services or had terminated them.

Telecom Italia has decided not to oppose the preliminary order, which basically calls for fulfilling the contract between the parties and therefore is unlikely to imply particular adverse effects.

On December 12, 2005 Tele2 notified Telecom Italia to appear before the Milan Court of Appeal for the proceeding on the merits of the case.

* * *

On November 22, 2005 the Milan Court of Appeal issued an order dismissing Tele2’s urgent petition for a preliminary injunction restraining Telecom Italia from continuing the “Alice Free” offer of retail metred ADSL, which Telecom Italia had recently promoted on its website and which gave new customers subscribing to the offer by November 30, 2005 the possibility to navigate free of charge until December 31, 2005 without having to pay either the one-time-only fee or the activation fee.

Tele2 had asserted that the economic terms of the offer constituted an abuse of dominant position by Telecom Italia in the domestic market for broadband data access services and, in particular, a violation of the principle of equal treatment inasmuch as the retail offer had not been preceded by an adjustment of the corresponding wholesale offers that would have permitted the other OLOs to replicate these terms with their own customers. In this regard, the Court of Appeal determined, inter alia, that price competition was normal at the level of retail offers and thus constituted permissible conduct, on a general basis, for the dominant operator to engage in with a view to protecting its own business interests.

In December 2005 Tele2 appealed the decision of the Milan Court of Appeal.

* * *

Telecom Italia has brought an action before the Milan Court against Tele2 and its Swedish parent company Tele2 AB for acts of unfair competition in connection with the comparative advertising campaigns run by Tele2, requesting that the two companies be held jointly and severally liable for the payment of at least €200 million in damages.

Tele2 has filed a counterclaim asserting that Telecom Italia’s conduct, and specifically the application of the traffic bonus in the “Hello gratis” offer, constitutes a tort. Basically, Tele2 has put forward the same arguments as in the action brought before the Milan Court of Appeal challenging the legitimacy of the “Hello gratis” offer, reported above, and has claimed the same damages as in the pending case (more than €100 million).

Financial Statements	Notes To Consolidated Financial Statements

EUTELIA

In September 2005 Eutelia, a telecommunications operator, notified Telecom Italia that it had filed an urgent petition with the Milan Court of Appeal regarding allegedly abusive conduct in the market for broadband data access services.

The alleged abuse consists in the activation of ADSL service for customers who had not requested it, with a view to preventing Eutelia from providing its own ADSL services, and in delayed deactivation of these not-requested provided services.

In addition, Eutelia objects that Telecom Italia, in violation of the regulations in force, makes activation of ADSL services contingent on the customer being a subscriber to the Company’s telephony service and terminates the ADSL links of customers who decide to withdraw from the basic telephony contract.

With an order issued on November 3, 2005, the Milan Court of Appeal partially granted Eutelia’s petition, temporarily enjoining Telecom Italia from deactivating the retail ADSL service for Eutelia customers who withdraw from the telephony contract signed with Telecom Italia.

Telecom Italia decided not to oppose the preliminary injunction.

In December 2005 Eutelia initiated the proceeding on the merits of the case before the Milan Court of Appeal, claiming damages of around €40 million.

VODAFONE

On November 2, 2005, Vodafone made an extra-judicial request for the restitution of more than €16 million in alleged overpayments to Telecom Italia for interconnection services supplied between January 1, and July 24, 1998. The question originated from the petition with which Omnitel (now Vodafone) challenged the part of Communications Authority Resolution 1/CIR/98 (Approval of Telecom Italia’s Reference Interconnection Offer) establishing that, pursuant to a ministerial decree issued on April 23, 1998, the new economic conditions for interconnections would become effective for the existing GSM license-holders (TIM and Omnitel) from July 25, 1998 (the date Telecom Italia’s Reference Offer was submitted) rather than retroactively from January 1, as envisaged for the fixed-network operators.

The State Council annulled the Communication Authority’s measure, reinstating the administrative court’s ruling on the matter.

Telecom Italia has appealed the State Council’s decision to the Court of Cassation on the grounds that the State Council (i) substituted its own evaluation for that of the Ministry by laying down a retroactive rule that neither the Ministry nor the Authority would have been able to adopt; and (ii) rendered ineffective Article 15 of the above-mentioned ministerial decree of April 23, 1998, which Vodafone had not challenged in its original petition.

IL NUMERO ITALIA

In August 2005, Il Numero Italia S.r.l. and its subsidiary Directory Assistance Company S.r.l. filed an urgent petition with the Milan Court against Telecom Italia, alleging illicit conduct for non-compliance with the regulations on subscriber directory information services. The Court granted the petition, ordering Telecom Italia to cease making all references via the Company’s “12” and “412” information services (terminated on October 1, and December 1, 2005, respectively) to the new numbering of subscriber information services, and rejected Telecom Italia’s subsequent appeal against this order.

In September 2005 Il Numero Italia and Directory Assistance brought an action (subsequent to the preliminary order), claiming damages of €14.4 million for actual economic and reputational losses and of €60 million per year (“to be multiplied by a suitable number of years, determined using the methods commonly applied in business economics to calculate the discounted value of economic activities in the sector of subscriber information services”) for losses of anticipated profits.

* * *

Financial Statements	Notes To Consolidated Financial Statements

A preliminary injunction inaudita altera parte on December 2, 2005 by the Milan Court on an urgent petition filed by Il Numero Srl and its subsidiary Directory Assistance Company Srl, ordered Telecom Italia immediately to cease making any direct or indirect reference, in whatever form or manner, through its “412” subscriber information service to its own numbers, including “1254”.

The above-mentioned petition followed a series of similar actions brought by Numero Italia against Telecom Italia, in which the plaintiff alleges that Telecom Italia has engaged in unfair practices and abuse of its dominant position such as to prevent access on equal terms to the market for subscriber information services, in violation of the regulations in force.

Although Telecom Italia had meanwhile taken every necessary operational step to comply with the regulatory prescriptions, on December 12, 2005, Il Numero Italia and its subsidiary petitioned the Milan Court to adopt appropriates measure to ensure effective compliance by Telecom Italian with the above-mentioned order of December 2, 2005.

With an order issued on December 22, 2005 the Milan Court confirmed inaudita altera parte decree of December 2, 2005, again ordering Telecom Italia immediately to cease making any direct or indirect reference to any of its subscriber directory information numbers by means of the “412” access service or rerouting from that service to another of its operating numbers. The court also ordered Telecom Italia to publish the order in two national daily newspapers. On January 2, 2006 Il Numero Italia S.r.l. and its subsidiary Directory Assistance Company S.r.l. brought an action to ascertain the violation by Telecom Italia of the regulations in force concerning subscriber information services and for damages, to be quantified during the proceeding, for alleged losses.

CECCHI GORI

In relation to the complex legal dispute initiated by the Cecchi Gori group against Seat (now Telecom Italia Media) and, in particular, the action related to the resolutions adopted on April 27, 2001 by the shareholders’ meetings of Cecchi Gori Communications (now HMC) approving the annual report and financial statements for the year ended December 31, 2000 and canceling and then reconstituting the company’s share capital, on November 24, 2005 the Rome Court of Appeal dismissed the Cecchi Gori group’s appeal against the ruling of the Rome Court of first instance to reject the petition for annulment of the resolutions.

The following cases remain pending in the ordinary courts:

•

an appeal brought before the Rome Court of Appeal by the Cecchi Gori group against the ruling that rejected the petition for annulment of the resolutions approved on August 11, 2000 by the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications) to amend certain company’s bylaws;

•

an action brought before the Milan Court by the Cecchi Gori group for damages for a tort resulting in injury from the conduct of Seat and of the directors it designated to the board of Cecchi Gori Communications with the alleged aim of ousting the majority shareholder, Cecchi Gori Media Holding;

•

an appeal brought before the Milan Court of Appeal by the Cecchi Gori group against the ruling issued by the court of first instance rejecting the petition for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Gori Media Holding were pledged as security.

NHAI

In September 2005, Nhai Srl (formerly Help S.p.A.) brought an action before the Rome Civil Court to establish that in the first half of the 1990s Telesoft (subsequently merged into Telecom Italia), in its capacity as member of the Consortium for Automatic Telephone Traffic Data Collection and Processing (whose participants included the petitioner and Telesoft) had competed with the consortium, in violation of the obligations provided for in the consortium’s agreements and by-laws. Nhai consequently asked that Telecom be ordered to pay damages of between €16 million and €25 million for the losses incurred by the consortium and by Help, for its share, in connection with the orders not received.

Nhai also alleged that Telesoft, during the life of the consortium, had appropriated software developed by Help, in violation of the agreements between the members of the consortium, and for this claimed damages of €1 million.

Financial Statements	Notes To Consolidated Financial Statements

INTERMINISTERIAL DECREE OF FEBRUARY 22, 2005

In July 2005, H3G notified Telecom Italia, as an adversarial party, that it had filed an extraordinary petition to the President of the Republic against the Ministry of Communications and the Ministry for the Economy and Finance for the annulment, following suspension, of the interministerial decree of February 22, 2005 concerning the procedures and criteria for establishing grants for the purchase of broadband Internet data transmission/reception equipment. H3G challenged the part of the decree that limited the government grants to holders of a subscription contract while failing to extend them to holders of prepaid cards. In August, Telecom Italia requested that the extraordinary petition be transferred to the Lazio Administrative Court, in order to obtain greater guarantees regarding the opportunity for all the parties to state their case and above all to have two levels of judgment. H3G filed as party in the resulting proceeding. In August H3G filed a second petition with the Lazio Administrative Court, this time for annulment of certain measures issued by the Ministry of Communications to implement the interministerial decree of February 22, 2005, requesting joint discussion of the two petitions on the grounds of related matter.

LEVY PURSUANT TO ARTICLE 20.2 OF LAW NO. 448/1998

The decisions with which the Lazio Administrative Court, granting the petitions submitted by Telecom Italia and TIM, annulled a decree issued by the Ministry of Communications on March 21, 2000 were published on January 4, 2005.

In their petitions Telecom Italia and TIM had challenged the compatibility of Article 20 of Law No. 448/1998 with EU Community law, in particular with the principle that no capital charges may be imposed on telecommunications companies’ over and above those provided for in EU Community law (examination expenses, use of so-called scarce resources and financing of the universal service). Telecom Italia and TIM had also demanded restitution of the amounts paid but not due in respect of the 1999 financial year, when, in connection with the initial application of the subsequently annulled decree, the first annual installment of the new levy was paid in a total amount of more than €500 million. (Subsequently, considering the petitions pending, Telecom Italia and TIM did not make payments, setting aside the contested amounts in a reserve). With the annulment of the decree, the State is obliged to make restitution of the amounts in question.

In November 2005 a notice was sent to the Minister for the Economy and Finance and the Minister of Communications demanding restitution of €362 million paid by Telecom Italia and €185 million paid by TIM, plus interest and adjustment for inflation. Meanwhile, the time limit for appeal expired on February 19, 2006 and so the decisions by the Lazio Administrative Court granting the petitions of TIM and Telecom Italia have become final. However, in the absence of compliance by the ministries cited in the decisions of the Lazio Administrative Court (and in the Presidential Decree deciding on the extraordinary petition by Albacom and Infostrada), with due repayment of the obligation plus legal interest thereon, Telecom Italia (both on its own behalf and as universal successor to Tim Italia S.p.A. as a consequence of the merger effective from March 1, 2006) has petitioned the administrative courts to issue a compliance order for restitution by the State of the sums paid but not due.

Following the European Court of Justice’s decision of September 18, 2003 on similar appeals by Albacom and Infostrada, which declared the levy to be incompatible with EU Community law, the Telecom Italia Group had already reversed €1,465 million of liabilities (payables and reserves for risks and charges) relating to the financial years 2000, 2001 and 2002.

In the light of the above-mentioned ruling by the Lazio Administrative Court annulling the regulation on grounds of illegitimacy, €546 million, plus €74 million of interest paid by the Group in respect of the levy for the 1999 financial year, have been included in income.

* * *

Petitions by Telecom Italia and TIM are still pending before the Lazio Administrative Court ascertain the right not to pay any amount as a license fee for 1998 and to obtain restitution of the €529 million already paid. The request is based on the illegitimacy of Article 21 of Presidential Decree No. 318/1998, which extended the effectiveness of the license fee even after Directive 97/13/EU came into force and the expiry of the time limit for its transposition into Italian law.

Financial Statements	Notes To Consolidated Financial Statements

In the light of the Court of Justice’s above-mentioned decision of September 18, 2003, additional reasons based on the levy’s incompatibility with Community law were submitted on February 9, 2004, to corroborate the arguments set forth in the main proceeding.

* * *

Also pending is the petition by Telecom Italia to the Lazio Administrative Court for annulment of the note dated July 9, 2003 with which the Ministry of Communications challenged the non-inclusion of some items of income in the basis of assessment for the license fee for 1997 and 1998.

The difference deriving from the recalculation would amount to €31 million for 1997 and €41 million for 1998. The petition follows others the Company had already filed concerning the license fee computation method in connection with the gradual liberalization of the telecommunications sector. A provision of €64 million has been made for the amounts involved in these disputes.

Lastly, an appeal by TIM against the ministerial decisions on the verification of the license fee for the years 1995, 1996, 1997 and 1998 is pending before the Lazio Administrative Court. The contested amount of (€14 million) has been accrued in a reserve.

GALACTICA

The action brought by the Internet Service Provider Galactica in May 2001 over the non-renewal of an agreement for testing a flat-rate Internet access service is still pending. Galactica asserted that the non-renewal was illegitimate and claimed damages, serving notice on Telecom Italia not to interrupt provision of the service. In February 2002 Galactica brought a second action against Telecom Italia, claiming damages for unfair trade practices.

The two proceedings were combined in May 2002. In October 2002 Servinternet S.p.A. (formerly Galactica S.p.A.) brought a third action against Telecom Italia before the Milan Court, seeking a judgment against Telecom Italia for tort. This proceeding has also been combined with the other two already pending before the same judge. The claims lodged by the plaintiff amount to around €90 million.

For its part Telecom Italia has filed a counterclaim for Galactica to be ordered to pay more than €5 million as consideration for the increase in traffic in the period January-July 2001.

TELEQUE COMMUNICATIONS

Also pending is the proceeding opened before the Rome Court of Appeal in November 2002 by Teleque Communications S.p.A., a company operating in the field of prepaid cards for international telephony services, which brought an action against Telecom Italia for unfair trade practices, claiming damages of €65 million. Teleque Communications S.p.A. asserted that Telecom Italia had gained a competitive advantage by imposing additional costs on Teleque Communications S.p.A for the supply of interconnection services that it did not charge to its own final customers in the field of prepaid international services. In the hearing of February 16, 2004 the trial was interrupted following the notification by Telecom Italia of the declaration of its cessation as a legal entity as a consequence of the merger of Telecom Italia into Olivetti S.p.A..

On October 19, 2004 the trustee in bankruptcy (Teleque Communications was declared bankrupt on December 17, 2003) revived the action.

ASSOPROVIDER/TELECOM ITALIA AND AIIP-MULTILINK/TELECOM ITALIA

On December 5, 2005 Assoprovider—an independent association of 190 Internet Service Providers (ISPs)—notified Telecom Italian of the filing of an urgent petition with the Court of Milan pursuant to Article 700 of the Code of Civil Procedure in which it requested that the “Teleconomy Internet” retail offer of dial-up Internet access be suspended in the absence of an equivalent wholesale offer permitting competitors to replicate it. The plaintiff alleged that this situation obstructed the creation of networks and services by other ISPs, to the detriment of competition and consumers, and provoked an illicit diversion of customers that fell with the scope of the rules against unfair competition.

Financial Statements	Notes To Consolidated Financial Statements

In addition, on December 5, 2005 the Italian Association of Internet Providers and an Internet Service Provider named Multilink filed two separate urgent petitions with the Milan Court, identical in substance to that of Assoprovider, essentially seeking an order to prevent the marketing of the “Teleconomy Internet” offer.

The two proceedings were combined and the court issued an order against Telecom Italia, granting the petitions. Telecom Italia appealed and the court revoked the preliminary injunction, declaring that the subject of the petitions had ceased to exist.

TISCALI ITALIA/TELECOM ITALIA

On March 3, 2006, the Court rejected Telecom Italia’s appeal against the ruling issued on November 22, 2005 by the Court of Rome which, in granting a petition filed by Tiscali S.r.l., ordered Telecom Italia “to fulfill its obligations to Tiscali arising from the shared access contract concluded between the parties on July 27, 2004, supplemented by law and resolutions of the Communication Authority, permitting the immediate and automatic transfer of Telecom Italia customers who opted to change to Tiscali for the purchase of ADSL services”.

The case originates in the shared access service supply contract concluded by Telecom and Tiscali on July 27, 2004. The contract calls for Tiscali to be supplied unbundled shared access to the connections of Telecom Italia’s copper distribution network (with which Telecom Italia continues to supply final customers with the voice telephony service, while the Internet access service is provided by Tiscali). According to Tiscali, requests to activate the shared access service for numerous customers met with a refusal by Telecom Italia to free up the lines with which it provides Internet access services (marketed under the trademarks “Alice” and “Tin.it”) to final customers, so that Telecom Italia customers who opted to use Tiscali’s Internet access service in place of those supplied by Telecom Italia were in fact unable to extricate themselves from Telecom Italia, which was therefore violating both its contractual obligations in respect of Tiscali and the rules laid down by the Communications Authority.

In December 2005 Tiscali brought an action against Telecom Italia before the Court of Rome subsequent to the ruling of November 22, 2005, on its preliminary petition. Following dismissal of the appeal from that ruling, the trial is continuing.

TELECOM ITALIA ARBITRATION PROCEEDINGS WITH FASTWEB AND WIND (Inverse interconnection)

On December 13, 2005, Telecom Italia began an arbitration proceeding with Fastweb S.p.A. to obtain a decision recognizing: (i) that Fastweb had breached the interconnection contract concluded on January 28, 2000 by unilaterally altering the economic conditions for termination on Fastweb’s fixed network of traffic made to geographical numbers; (ii) that the value of termination on the Fastweb network be determined in accordance with the principle of reciprocity; and (iii) that Telecom Italia did not owe the larger sums requested by Fastweb applying its “self-determined” termination charges.

Fastweb’s conduct stems from some resolutions issued by the Communications Authority in 2003—Resolution 11/03 CIR (“approval of the Telecom Italia’s reference offer for the year 2003”) and Resolution 289/03 CONS (“regulation and control of the maximum prices of the voice telephony services supplied by Telecom Italia”)—that permitted OLOs to apply differentiated charges for interconnection service and, in particular, for termination service. These resolutions were challenged at the time by Telecom Italia before the Lazio Administrative Court, which, rejected the petition, on January 27, 2006. Telecom Italia is preparing to appeal against the ruling by the Lazio Administrative Court to the State Council.

* * *

On December 15, 2005 Telecom Italia initiated a similar proceeding with Wind under the arbitration clause of the inverse interconnection contract concluded with Wind on December 31, 1999, claiming the illegitimacy of Wind’s conduct in unilaterally altering the economic conditions for termination on Wind’s fixed network of traffic made to geographical calling codes.

Wind billed Telecom Italia for such services in accordance with the economic conditions established for the whole of 2003 by the above-mentioned interconnection contract for the termination of traffic on Wind’s fixed network

Financial Statements	Notes To Consolidated Financial Statements

for traffic originated by Telecom Italia’s fixed network. However, beginning in October 2003 Wind, like Fastweb, imposed a new, unilateral version of the agreed economic conditions on Telecom Italia.

FASTWEB/TELECOM ITALIA

On December 29, 2005, Fastweb filed an urgent petition with the Rome Court of Appeal to obtain preliminary measures against what the plaintiff alleged to be the exclusionary strategy adopted by Telecom Italia in the broadband market, in violation of antitrust rules and consisting in: the asymmetrical exploitation of information on final customers by Telecom Italia’s marketing divisions; the creation of a system of incentives for the Telecom Italia sales network with a view to excluding Fastweb from the above-mentioned market; a massive campaign of soliciting Fastweb customers with a view to convincing them to withdraw from the contracts already signed with Fastweb, inter alia with the use of denigrating statements and personalized, discriminatory offers reserved to such customers. Telecom Italia contested the petition, arguing that Fastweb’s accusations were unfounded and prejudicially objecting that the case did not fall within the jurisdiction of the Rome Court of Appeal. On February 24, 2006 the court sustained Telecom Italia’s objection, declaring that the case did not fall within its jurisdiction but within that of the Milan Court of Appeal.

UNIVERSAL SERVICE

The regulations regarding universal service envisage a mechanism for sharing the net cost of the universal service in Italy among operators of public telecommunications networks, suppliers of voice telephony services accessible to the public and the providers of mobile and personal communication services, in the event that the obligations of providing the universal service constitute an unfair burden on the entity or entities appointed to provide it (Telecom Italia).

The following actions remain pending in the complex challenge by some operators against the Communications Authority’s decision concerning the universal service net cost-sharing mechanism:

Universal service net cost for 1999:

•

the petition by Vodafone to the Lazio Administrative Court for the annulment of: (i) the decision with which the Communications Authority, in renewing the proceeding for the application of the universal service net cost-sharing mechanism for 1999, recalculated the amount of Vodafone’s contribution; and (ii) the note dated November 30, 2005 with which the Ministry of Communications enjoined Vodafone to pay the contribution for the financing of the universal service in the amount of €8.6 million, as determined by the Communications Authority in the above-mentioned decision;

Universal service net cost for 2000:

•

the petitions submitted respectively by Vodafone to the Lazio Administrative Court and by Wind to the Head of State for the annulment of the Communications Authority’s decision governing the same cost-sharing mechanism for 2000. Vodafone has requested that the issue be referred as a preliminary matter to the European Court of Justice for a ruling on the correct interpretation of the Community directives;

•

the petition by Vodafone to the Lazio Administrative Court for the annulment of the note dated April 29, 2003 with which the Ministry of Communications enjoined Vodafone to pay the contribution for the year 2000 for the financing of the universal service in the amount of approximately €11 million, as determined by the Communications Authority in the above-mentioned decision;

Universal service net cost for 2001:

•

the petition by Vodafone to the Lazio Administrative Court for the annulment of the Communications Authority’s decision governing the cost-sharing mechanism for 2001. Despite the petition, Vodafone has paid its contribution to the fund for 2001, in the amount of €8.54 million;

Universal service net cost for 2002:

•	the petitions by Vodafone and Wind to the Lazio Administrative Court for the annulment of the Communications Authority’s decision governing the cost-sharing mechanism for 2002;

Financial Statements	Notes To Consolidated Financial Statements

•

the petition by Vodafone to the Lazio Administrative Court for the annulment and interim suspension of the note dated March 17, 2005 with which the Ministry for Communications requested Vodafone to pay approximately €8 million, determined by the Authority in the above-mentioned decision, as its contribution for the year 2002 to finance the universal service. In November 2002 the Lazio Administrative Court rejected Vodafone’s request for preliminary suspension. Vodafone appealed this ruling to the State Council, which in January 2006 rejected Vodafone’s appeal for a preliminary measure. In January 2006, the Ministry of Communications therefore enjoined Vodafone to pay its contribution to the financing of the universal service for the years 1999, 2000 and 2002.

ALLEGED VIOLATIONS OF ANTITRUST LAW

In December 2004 Telecom Italia lodged an appeal with the Lazio Administrative Court from the measure with which the Antitrust Authority, at the conclusion of Proceeding A351, had imposed a fine of €152 million on the Company for abuses of dominant position, requesting annulment of the measure and interim suspension of its effects. The court, in a decision published in May 2005 and appealed from by the Authority, largely upheld the pleadings of Telecom Italia, annulling the fine. Telecom Italia thereupon lodged a cross appeal from the part of the decision that did not accept some of the grounds of its objections to the measure. The proceeding is pending.

In February 2006 the State Council partly upheld the initial and cross appeals of the other applicants, rejecting Telecom Italia’s cross appeal, and consequently recalculated the fine against Telecom Italia, reducing it to €115 million.

The Company, accordingly, has reduced the provision made in the 2004 financial year to the reserve for risks from €152 million to €115 million.

* * *

In February 2005 the Antitrust Authority decided to open an investigation (Proceeding A357) under Law No. 287/1990 in respect of TIM, Vodafone and Wind to ascertain possible violations of Articles 81 and 82 of the EC Treaty.

The investigation was instigated by the complaints filed by some operators, who claimed that TIM, Vodafone and Wind had abused their collective dominant position in the market for mobile network infrastructure access services and their individual dominant position in the wholesale market for termination services on each mobile network, and had entered into agreements regarding access to the market for final mobile communications services and commercial offers to their own business customers.

In particular, TIM, Vodafone and Wind (alleged jointly to hold a dominant position in the market for network infrastructure access services) supposedly refused to negotiate agreements concerning the provision of access to the mobile networks, with the intent of obstructing the entry of other operators into the market for final mobile communications services, creating an understanding in restraint of trade.

According to the Authority, moreover, TIM, Vodafone and Wind (alleged to hold an individual dominant position in the market for mobile services) favored their own sales divisions by charging their competitors higher prices just for fixed-to-mobile termination service than those they offered to their own final business customers for integrated final fixed-mobile services.

Finally, the Authority suspects that the uniformity of such conduct in the retail market for mobile services, in terms of its exclusionary effects, could be the result of an understanding in restraint of trade.

According to the Authority, all the above-mentioned instances of conduct are likely to be detrimental to trade between the member states of the European Community inasmuch as they affect a substantial part of the common market, and consequently to violate Articles 81 and 82 of the EC Treaty.

The first hearing of TIM was held at the Authority in June 2005.

In February 2006 the Authority decided to extend the scope of the proceeding by including some instances of allegedly simultaneous conduct by TIM, Vodafone and Wind consisting in a refusal to renegotiate easier economic

Financial Statements	Notes To Consolidated Financial Statements

conditions for access to roaming on the GSM networks, thereby abusing their collective dominant position in that market. In the same measure, the Authority extended the time limit for concluding the proceeding to December 14, 2006.

CHALLENGES TO MEASURES ADOPTED BY THE COMMUNICATIONS AUTHORITY

The proceeding is pending in the appeal Telecom Italia filed with the Lazio Administrative Court in December 2004 for the annulment and interim suspension of Communications Authority Resolution No. 15/04/CIR of November 3, 2004 (“Assignment of the rights to use the numbers reserved to subscriber information services”).

The Authority’s resolution follows up its Resolution No. 9/03/CIR of July 3, 2003. The latter updated the Numbering Plan in the telecommunications sector, establishing that the number “12XY” would be assigned to subscriber information services. Accordingly, these services will have a number composed of the digits “12” followed by another two digits, different for each operator. The resolution provided that the implementing timetable, subjective requirements for the rights of use and the procedure for assigning the numbers dedicated to subscriber information services would be established in a subsequent resolution.

The Authority has set a very tight timetable for the cessation of all subscriber information services provided with numbers other than “12XY” (including services accessed with the addition of “4” (e.g. “412”, recently added to the traditional “12”) and has also established the procedures for informing customers about the “migration” of these services to other numbers. Telecom Italia considers these procedures discriminatory, since the Company is not free to use its discretion in advertising the new number the service will migrate to.

ETECSA

Since 2002, Banco Nacional de Comercio Exterior (“Bancomext”) has accused ETECSA and Telan (majority shareholder of ETECSA, controlled by the Cuban government) of non-performance of alleged payment and guarantee obligations amounting to U.S.$300 million established in a series of contracts between ETECSA, Telan, BanCuba (Central Bank of Cuba), Intesa BCI and Bancomext.

These accusations were the subject of an action brought by Bancomext before the Italian courts and of an international arbitration proceeding subsequently initiated by Telan and ETECSA, in which they pleaded that performance was impossible owing to a Cuban legislative measure prohibiting actions aimed at satisfying Bancomext’s claim.

In the award issued on August 5, 2004, the arbitration board:

•	upheld ETECSA’s argument that it was neither a debtor of Bancomext nor a guarantor of Telan;

•

nonetheless determined that ETECSA remained obligated to satisfy the obligations to Bancomext deriving from the loan contract and, to restore the procedure envisaged for the payment of dividends belonging to Telan with a view to satisfying Bancomext. This decision, whose effects are retroactive, would oblige ETECSA to transfer around U.S.$147 million to Telan, paying the sum into an escrow account in Bancomext’s name.

ETECSA applied to the Paris Court of Appeal to declare the award null and void. In the meantime the Rome Court of Appeal, acting on a request from Bancomext, declared the award to be enforceable in Italy. The proceeding in the French courts is still pending.

ETECSA challenged the recognition of the award in Italy. On May 3, 2005, Bancomext sent notice of the award to ETECSA and Telan, together with a request for payment of an amount equal to the dividends distributed to Telan from April 2002. The related enforcement proceedings, undertaken by Bancomext at Telecom Italia, Telecom Italia Sparkle and TIM (all in their position as debtors of ETECSA), were suspended, however, in the light of a challenge filed by ETECSA to recognition of the award’s enforceability in Italy.

In November 2005, at the conclusion of the first-level trial initiated by Bancomext before the Italian courts, the Court of Turin ordered ETECSA to pay Bancomext damages of approximately U.S.$168 million and to restore the mechanism for the payment of dividends belonging to Telan, as contractually provided. ETECSA has appealed the first-level judgment.

Financial Statements	Notes To Consolidated Financial Statements

After the decision of the Court of Turin was published, in December 2005, Bancomext applied to the Court of Milan for the revival of the enforcement proceeding and the assignment of the seized goods. With this act Bancomext requested the court to convert the sequestration at Telecom Italia of the ETECSA’s claims on the Company, which the Court of Turin had ordered in 2002 as a precautionary measure, into seizure and to assign Bancomext the sum of €2.8 million due by Telecom Italia.

ETECSA has challenged the enforcement proceeding initiated by Bancomext against ETECSA at Telecom Italia and the related trial is now pending.

In the meantime Telecom Italia International (in possession of a letter from the Cuban government relieving it of any injury arising from the reward) has asked the Cuban government, Bancuba and Telan to take every necessary step to avoid harmful consequences for its affiliate ETECSA, reserving its right to take protective action.

BRAZIL

On April 28, 2005, a final settlement was reached between the parties to a series of disputes in different venues involving Telecom Italia/Telecom Italia International versus respectively:

–	Brasil Telecom, for alleged abuses by the Group in extraordinary corporate actions undertaken by the Brazilian operator;

–

(i) Techold and Timepart, partners of Telecom Italia International in Solpart Participaçoes (controller of Brasil Telecom through Brasil Telecom Participaçoes), in arbitration in London before the International Chamber of Commerce of Paris, and (ii) Techold and Timepart and, with them, Solpart, Brasil Telecom Participaçoes and Brasil Telecom, before the Court of Rio de Janeiro, in both cases in connection with the agreement concluded on August 27, 2002 for the temporary reduction from 37.29% to 19% of the Group’s interest in the ordinary capital of Solpart and the temporary suspension of its governance rights, with an option for the repurchase of the aforesaid equity interest.

The above-mentioned disputes were definitively closed with the homologation of the settlement.

An exception is the action brought before the Court of Rio de Janeiro where some indirect shareholders of Techold, who have challenged the validity of the transaction and have so far succeeded in preventing its homologation. As things now stand, an objection on the matter is pending.

* * *

On May 5, 2005, some indirect shareholders of Solpart petitioned the State Court of Rio de Janeiro to stay the implementation of an amendment to the shareholders’ agreement signed on April 28, 2005, between the partners in Solpart (Telecom Italia International, Techold and Timepart) as well as any deed that would permit persons of the Telecom Italia Group to designate or remove directors of Brasil Telecom or its subsidiaries.

The judge only stayed the effects of the above mentioned amendment to the shareholders’ agreement. Telecom Italia International appealed the order. Timepart then filed a petition for the recusal of the judge, upon which the same judge acknowledged valid grounds for such request. Consequently, the proceeding will continue with a new judge. The plaintiffs have initiated the trial proceeding.

* * *

On June 30, 2005 Telecom Italia International filed a petition against some indirect shareholders of Solpart as well as against Techold, Timepart, Brasil Telecom Participaçoes and Brasil Telecom, requesting a stay of the effectiveness of the Zain shareholders’ agreement—Zain, an investment vehicle in which Brazilian pension funds and Citigroup-operated investment funds have interests, which indirectly controls Techold—and of the put agreement executed between the above-mentioned pension funds and investment funds.

The agreements in question violate the Group’s rights under the Solpart shareholders’ agreement with respect to the transfer of direct or indirect shareholdings in Solpart.

Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia International obtained the temporary measure prohibiting the sale of such shareholdings to third parties and initiated the proceeding on the merits of the case. Timepart then filed a petition for the recusal of the judge, upon which the same judge acknowledged valid grounds for such request. Consequently, the proceeding will continue with a new judge.

* * *

On August 1, 2005, Telecom Italia International submitted a request to the International Chamber of Commerce of Paris (ICC) for an arbitration proceeding in London versus Techold, claiming non-performance of several provisions of the Solpart shareholders’ agreement and consequent damages. Telecom Italia International also petitioned for the validation of the above-mentioned amendment to the shareholders’ agreement (entered into on April 28, 2005) and, accordingly, for a declaration of Telecom Italia International’s legitimate right to purchase the Solpart shares held by Techold at their fair market value less 10%. In October 2005, Techold filed its reply and counterclaim, requesting: (i) that Telecom Italia be made a party to the proceeding; (ii) a declaration of the invalidity of (a) the Settlement Agreement signed for the closure of the London arbitration proceeding of 2003 and (b) the April 2005 amendment of the shareholders’ agreement; (iii) a declaration that Telecom Italia International has no right to the restoration of its governances rights in Solpart and to convert and repurchase its own shares in Solpart; and (iv) ascertainment and imposition of damages for the alleged injury to Techold. In December 2005, Telecom Italia International filed its reply to Techold’s counterclaim, requesting that Techold’s demands be rejected; the ICC Court was also petitioned to dismiss Techold’s demand that Telecom Italia be included in the proceeding. In February 2006 the ICC Court ruled for the exclusion of Telecom Italia S.p.A. The arbitration board is now being formed.

* * *

On October 3, 2005, Telecom Italia International submitted a request to the ICC for an arbitration proceeding in Paris versus Techold and Timepart, claiming non-performance by Techold and Timepart of several provisions of the Solpart Master Agreement (SMA) signed on April 28, 2005 and consequent damages. In December 2005, Techold filed its reply and counterclaim, requesting: (i) that Telecom Italia be made a party to the proceeding; (ii) that the Solpart Master Agreement be declared invalid, and (iii) that damages be ascertained and imposed for the alleged injury to Techold. In January 2006, Telecom Italia International filed its reply to Techold’s counterclaim, pleading its defenses and requesting that Techold’s demands be rejected; the ICC Court was also petitioned to dismiss Techold’s demand that Telecom Italia be included in the proceeding. In February 2006, in a prima facie ruling before the formation of the arbitration board, the ICC Court decided for the inclusion of Telecom Italia S.p.A. in the proceeding. The arbitration board is now being formed.

* * *

On May 5, 2005, some indirect shareholders of Brasil Telecom obtained two preliminary injunctions against Telecom Italia International, TIM International, TIM Brasil, several companies of the Opportunity group and other Brasil Telecom companies to prevent the progress of the merger of Brasil Telecom Celular into TIM Brasil pursuant to the agreement concluded on April 28, 2005 between Brasil Telecom, Brasil Telecom Celular, TIM Brasil and TIM International. The plaintiffs subsequently initiated the trial proceeding.

Telecom Italia International, TIM International and TIM Brasil promptly filed their defenses, objecting that the plaintiffs’ allegations were unfounded in fact and law and appealing from both preliminary measures. After dismissal of their appeals, Telecom Italia International, TIM International and TIM Brasil filed a special appeal before a higher body, the Federal Court, which has agreed to examine the case only after the ruling on the merits of the dispute.

TELECOM ITALIA S.A.

France Telecom brought an action before the Commercial Court of Paris against Telecom Italia S.A. (formerly Telecom Italia France) for alleged damages deriving from unfair trade practices.

Telecom Italia S.A. requested suspension of the proceedings until completion of the preliminary investigation currently pending before the district attorneys of Marseilles and Lyons for alleged illegalities in concluding contracts with final customers, initiated by complaints filed by consumers.

Financial Statements	Notes To Consolidated Financial Statements

b)    Employee benefit obligations under Law No. 58/1992

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

At the present time, the amount of the liability can be estimated only roughly due to disagreements with the National Social Security Institute (Istituto Nazionale della Previdenza Sociale—INPS) relating to the calculation of the amount due and the fact that at December 31, 2005 INPS had not yet notified the Company of all the positions to be covered.

The dispute with INPS concerns the application of the criteria established by Law No. 29/1979 for those employees (except for employees of the former Iritel) who had already applied for benefits pursuant to this law and which had not been processed by INPS. The parties have agreed that the differences in interpretation shall be settled through test appeals before the ordinary magistrate, with recourse to the Court of Appeals being waived for a final determination of the law in question. While proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

The amounts due were calculated by the INPS and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The principal amount of the liability attributable to Telecom Italia as of December 31, 2005 was €1,094 million recorded under “amounts due to social security authorities” item (€1,043 million as principal amount and €51 million as accrued interest, not yet paid) including €213 million due within 1 year.

c)    Commitments and other guarantees

Guarantees provided amounted to €529 million, net of €474 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of associates (of which €121 million in favour of AVEA I.H.A.S. and €142 million in favour of other associates) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I and the 49.47% interest in Tiglio II have been pledged to the banks that financed the two affiliates.

Purchase and sale commitments at December 31, 2005 amounted to €316 million and €489 million, respectively, and referred to the part of commitments not falling within the normal “operating cycle” of the Group still to be fulfilled.

Purchase commitments consisted mainly of:

–	€210 million of property leasing rentals under contracts lasting more than 6 years;

–	€59 million of orders to suppliers of Telenergia relating to the electricity supply agreements reached with Endesa for the three-year period 2004-2006.

Sale commitments consisted mainly of:

–	€431 million in respect of agreement to sell buildings to the closed-end real estate investment funds Fondo Raissa and Fondo Spazio Industriale;

–	€57 million in respect of the agreement to sell the Gruppo Buffetti S.p.A..

Companies included in the scope of the consolidation issued letters of patronage for a total of €295 million, chiefly on behalf of affiliates to guarantee insurance polices, lines of credit and overdraft arrangements.

Guarantees provided by third parties for obligations of Group companies referred to loans (€1,610 million) and the performance of contracts (€319 million). The total included sureties issued by BBVA for €817 million, by San Paolo IMI for €315 million and by Sumitomo for €73 million in respect of EIB loans for the TIM Mobile Network Project.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 26—REVENUES

Revenues amounted to €29,919 million, an increase of €1,627 million or 5.8% compared to year ended December 31, 2004. Details are as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Sales:
• of telephone products		1,595	1,952
• other sales		584	362

	(A)	2,179	2,314

Services:
• traffic		14,687	15,577
• subscription charges		7,699	8,020
• fees		327	361
• other services		3,224	3,572

	(B)	25,937	27,530

Revenue on construction contracts	(C)	176	75

Total	(A+B+C)	28,292	29,919

For a breakdown of revenue by segment/geographic area, reference should be made to the “Note 39—Other information—a) Segment information”.

NOTE 27—OTHER INCOME

Other income amounted to €678 million, a decrease of €421 million compared to 2004. Details are as follows:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Compensation for late payment of regulated telephone services	85	107
Release of reserves and other liabilities	162	228
Recovery of costs of personnel and services rendered	35	35
Capital grants	52	39
Damage compensation and recovery	18	20
Grants related to income	12	8
Income from release of prior year TLC operating fee	546	—
Other income	189	241

Total	1,099	678

Financial Statements	Notes To Consolidated Financial Statements

NOTE 28—PURCHASES OF MATERIALS AND EXTERNAL SERVICES

Purchases of materials and external services amount to €12,937 million, an increase of 9.5% compared to 2004 (€11,812 million) and consist of the following:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Purchases of materials and merchandise for resale	(A)	2,203	2,506

Costs of services:
Revenues due to other TLC operators		4,177	4,713
Commissions, sales commissions and other selling expenses		1,006	1,263
Advertising and promotion expenses		504	593
Professional consulting and services		609	546
Utilities		244	308
Other service expenses		2,121	1,904

	(B)	8,661	9,327

Lease and rental costs:
Property lease rents		624	641
TLC circuit lease rent and rent for use of satellite systems		154	274
Other lease and rental costs		170	189

	(C)	948	1,104

Total	(A+B+C)	11,812	12,937

NOTE 29—PERSONNEL COSTS

Personnel costs amount to €4,142 million, an increase of 7.5% compared to 2004 (€3,852 million). Such increase is almost entirely due to charges related to agreements of mobility pursuant to Law No. 223/91 and to the extraordinary executives termination benefit plan, for approximately €273 million. Excluding those items, the increase in personnel costs would be equal to 0.4%.

Personnel costs consist of the following:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Personnel costs at payroll:
Wages and salaries		2,566	2,577
Social security contributions		803	807
Employee severance indemnities		183	168
Pensions and similar obligations (Defined benefit plans)		4	2
Other employee-related costs		59	85

	(A)	3,615	3,639

Temporary labour costs	(B)	38	52

Miscellaneous expenses for personnel and for other labour-related services rendered:
Remuneration of personnel other than employees		17	18
Costs and provision charges for termination benefit incentives		182	151
Charges related to mobility agreements pursuant to Law No. 223/91 and to the extraordinary executives termination benefit plan		—	273
Other		—	9

	(C)	199	451

Total	(A+B+C)	3,852	4,142

Financial Statements	Notes To Consolidated Financial Statements

Personnel costs include, among others, costs relating to defined contribution plans.

The decrease in charge for “Employee severance indemnities” is due to the effect of the actuarial calculation of the Reserve for employee severance indemnities and the turnover of personnel working at the Italian companies of the Group.

Other employee-related costs include €4 million for the valuation of stock options and €81 million for other benefits to employees.

The average equivalent number of salaried personnel, excluding those of discontinued operations/assets held for sale and inclusive of personnel with temporary work contracts, in 2005 is 79,869 units (79,602 units in 2004). A breakdown by category is as follows:

	Year ended December 31,
	2004	2005
	(units)
Executives	1,592	1,541
Middle management	4,597	4,744
White collars	70,540	70,375
Blue collars	920	722

Total employees at payroll	77,649	77,382
Temporary employees	1,953	2,487

Total employees	79,602	79,869

Employees at December 31, 2005, excluding those relating to discontinued operations/assets held for sale, is 85,484 units (82,620 units at December 31, 2004), with an increase of 2,864 units.

Employees by segment are analyzed in the “Note 39—Other information—a) Segment Information”.

NOTE 30—OTHER OPERATING EXPENSES

Other operating expenses amount to €1,468 million, with a decrease of €135 million compared to 2004 and consist of the following:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Impairment and provision for bad debts	498	521
Provisions to reserves for risks and future charges	289	71
TLC operating fees	114	181
Taxes on revenues of South American companies	112	178
Duties and indirect taxes	153	141
Association fees and dues	18	19
Other expenses	419	357

Total	1,603	1,468

Financial Statements	Notes To Consolidated Financial Statements

NOTE 31—CAPITALIZED INTERNAL CONSTRUCTION COSTS

Capitalized internal construction costs amount to €471 million, a reduction of €242 million compared to 2004, and consist of the following:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Infra-group revenues for the sale of:
• Intangible assets with a finite life		49	105
• Tangible assets		18	29

	(A)	67	134

Capitalized internal construction costs on:
• Intangible assets with a finite life		473	182
• Property, plant and equipment owned		173	155

	(B)	646	337

Total	(A+B)	713	471

The reduction from 2004 is due to the use of a different accounting method. In 2004, the external costs relating to contracts that were to be capitalized passed through the statement of operations, whereas, in 2005, such costs are booked directly to the capital asset account.

NOTE 32—DEPRECIATION AND AMORTIZATION

Depreciation and amortization charges amount to €5,232 million, an increase of €424 million compared to 2004. Details are as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Amortization of Intangible assets with a finite life:
Industrial patents and intellectual property rights		1,106	1,414
Concessions, licenses, trademarks and similar rights		224	253
Other intangible assets		16	17

	(A)	1,346	1,684

Depreciation of Tangible assets owned:
Civil and industrial buildings		103	103
Plant and equipment		2,869	2,910
Manufacturing and distribution equipments		27	31
Aircrafts and ships		12	9
Other assets		313	363

	(B)	3,324	3,416

Depreciation of Tangible assets held under finance lease:
Civil and industrial buildings		93	93
Plant and equipment		—	1
Aircrafts and ships		4	4
Other assets		41	34

	(C)	138	132

Total	(A+B+C)	4,808	5,232

An analysis of depreciation and amortization by sector is presented in the “Note 39—Other information—a) Segment Information”.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 33—GAINS/LOSSES ON DISPOSALS OF NON-CURRENT ASSETS

Capital gains/losses realized on the disposal of non-current assets amount to €242 million, an increase of €251 million compared to 2004. Details are as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Capital gains realized on the disposal of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		17	283
Gains on the disposal of business segments		6	—
Gains on the disposal of equity investments in consolidated subsidiaries		4	—

	(A)	27	283

Capital losses incurred on the disposal of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		27	40
Losses on the disposal of equity investments in consolidated subsidiaries		9	1

	(B)	36	41

Total	(A-B)	(9)	242

Capital gains on the retirement/disposal of intangible and tangible assets in 2005 include €264 million for the gain, net of incidental charges, realized on the contribution of 561 properties to the Fondo Raissa and 246 properties to the Fondo Spazio Industriale under the plan which calls for the sale of more than 1,300 properties for a total amount of about €1 billion. Additional details are disclosed in the “Note 8—Tangible assets (owned and under finance lease)”.

NOTE 34—IMPAIRMENT LOSSES/REVERSALS ON NON-CURRENT ASSETS

Impairment losses on non-current assets are €28 million. In 2004, the total was a negative €444 million and included the charges connected with the De Agostini settlement for the purchase of a 40% stake in Finanziaria Web (€282 million) in addition to the net impairments of intangible and tangible assets (€162 million).

Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—FINANCIAL INCOME

Financial income amounts to €3,144 million, an increase of €939 million compared to 2004.

Details are as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Income from equity investments	(A)	212	95

Other financial income:
Income from financial receivables classified as Non-current assets		19	15
Income from securities other than equity investments, classified as Non-current assets		1	—
Income from securities other than equity investments, classified as Current assets		52	31
Other financial income:
– Interest income		164	219
– Foreign exchange gains		312	535
– Income from fair value hedge derivatives		290	465
– Reversal of the Reserve for fair value adjustments of cash flow hedge derivatives (interest rate component) to the statement of operations		56	180
– Income from non-hedging derivatives		166	80
– Miscellaneous financial income		137	476

	(B)	1,197	2,001

Positive fair value adjustments to:
Fair value hedge derivatives		88	693
Underlying financial assets and liabilities of fair value hedges		548	167
Non-hedging derivative financial instruments		132	185

	(C)	768	1,045

Impairment reversals on financial assets	(D)	28	3

Total	(A+B+C+D)	2,205	3,144

Income from equity investments (€95 million) included gains on the sale of the equity investments in C-Mobil (€61 million), Intelsat (€2 million) and Golden Lines (€5 million). In 2004, such income included the gain on the sale of the residual interest in Telekom Austria (€86 million) and the gain on sale of the remaining interest in Mirror International (€85 million).

Foreign exchange gains (€535 million) increased by €223 million compared to 2004. This amount was reduced by €21 million for the foreign exchange losses originating from the reversal of the Reserve for fair value adjustments of cash flow hedge derivatives to the statement of operations (€178 million in 2004).

Miscellaneous financial income increased by €339 million and included the release (€423 million) of reserves provided in prior years in relation to sureties issued to the banks which had financed the associate AVEA I.H.A.S., since there was no longer a risk after the guarantees were cancelled in part.

Income from fair value hedge derivatives (€465 million) increased by €175 million compared to 2004 (€290 million) and include €159 million on CCIRS contracts and €306 million on IRS contracts.

Reversal of the Reserve for fair value adjustments of cash flow hedge derivatives (interest rate component) to the statement of operations (€180 million) increased by €124 million compared to 2004 (€56 million) and includes €125 million on CCIRS contracts and €55 million on IRS contracts.

Income from non-hedging derivatives (€80 million) decreased by €86 million compared to 2004 (€166 million) and includes €6 million on CCIRS contracts, €56 million on IRS contracts and €18 million on other derivative contracts.

Financial Statements	Notes To Consolidated Financial Statements

Positive fair value adjustments to fair value hedges (€693 million) increased by €605 million compared to 2004 (€88 million) and include €612 million on CCIRS contracts and €81 million on IRS contracts, with a counterbalance to negative fair value adjustments of underlying financial assets and liabilities of fair value hedges, which amount to €689 million (€88 million in 2004). Additional details are provided in the “Note 36—Financial expenses”.

Positive fair value adjustments of underlying financial assets and liabilities of fair value hedges (€167 million) decreased by €381 million compared to 2004 (€548 million). The counterbalance of such amount is represented by the negative fair value adjustments of the corresponding fair value hedge derivatives which amount to €157 million (€547 million in 2004). Additional details are provided in the “Note 36—Financial expenses”.

Positive fair value adjustments of non-hedging derivative financial instruments (€185 million) include €45 million for the fair value adjustment of the call option on Sofora shares.

NOTE 36—FINANCIAL EXPENSES

Financial expenses amount to €5,131 million, an increase of €934 million compared to 2004.

Details are as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Interest expense and other borrowing costs:
Interest expense and other costs relating to bonds		2,064	2,056
Interest expense to banks		45	296
Interest expense others		224	214
Commissions		82	61
Foreign exchange losses		330	433
Charges from fair value hedge derivatives		152	264
Reversal of the Reserve for fair value adjustments of cash flow hedge derivatives (interest rate component) to the statement of operations		155	255
Charges from non-hedging derivative financial instruments		114	170
Miscellaneous financial expense		156	223

	(A)	3,322	3,972

Negative fair value adjustments to:
Fair value hedge derivatives		547	157
Underlying financial assets and liabilities of fair value hedges		88	689
Non-hedging derivative financial instruments		136	289

	(B)	771	1,135

Impairment losses on financial assets (equity investments and securities other than equity investments)	(C)	104	24

Total	(A+B+C)	4,197	5,131

Interest expense to banks (€296 million) increased by €251 million compared to 2004 (€45 million), mainly for financing of the Cash Tender Offer on TIM shares.

Foreign exchange losses (€433 million) increased by €103 million compared to 2004. Such amount is net of €341 million of foreign exchange gains arising from the reversal of the Reserve for fair value adjustments of cash flow hedge derivatives to the statement of operations.

Charges from fair value hedge derivatives (€264 million) increased by €112 million compared to 2004 (€152 million) and include €89 million on CCIRS contracts and €175 million on IRS contracts.

Reversal of the Reserve for fair value adjustments of cash flow hedge derivatives (interest rate component) to the statement of operations (€255 million) increased by €100 million compared to 2004 (€155 million) and includes €138 million on CCIRS contracts and €117 million on IRS contracts.

Financial Statements	Notes To Consolidated Financial Statements

Charges from non-hedging derivative financial instruments (€170 million) increased by €56 million compared to 2004 (€114 million) and refer to €121 million on CCIRS contracts, €22 million on IRS contracts and €28 million on other derivative contracts.

Negative fair value adjustments to fair value hedges (€157 million) decreased by €390 million compared to 2004. The total amount includes €148 million on IRS contracts and €9 million on CCIRS contracts with a counterbalance by positive fair value adjustments of underlying financial assets and liabilities of fair value hedge derivatives which amount to €167 million (€548 million in 2004). Additional details are provided in the “Note 35—Financial income”.

Negative fair value adjustments of underlying financial assets and liabilities of fair value hedges (€689 million) increased by €601 million compared to 2004 (€88 million). Such amount is counterbalanced by the positive fair value adjustments of the corresponding fair value hedge derivatives which amount to €693 million (€88 million in 2004). Additional details are provided in the “Note 35—Financial Income”.

NOTE 37—INCOME TAXES FOR THE YEAR

Income taxes on continuing operations for the year ended December 31, 2005 and 2004 are detailed as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Current taxes for the year		1,387	1,017
Current taxes for prior years		10	29
Reversal of income taxes of prior years		(16)	(37)

Total current taxes		1,381	1,009
Deferred taxes		1,273	1,386

Total income taxes on continuing operations	(A)	2,654	2,395

Current taxes for the year		79	23
Deferred taxes		16	8

Total income taxes on discontinued operations/assets held for sale	(B)	95	31

Total income taxes for the year	(A+B)	2,749	2,426

Income taxes on “Discontinued operations/assets held for sale” are classified in the statement of operations in “Net income/(loss) from Discontinued operations/assets held for sale”.

Financial Statements	Notes To Consolidated Financial Statements

Income before taxes and the tax charge on income for the years ended December 31, 2005 and 2004 are summarized as follows:

		Year ended December 31,
		2004	2005
		(millions of Euro)
Income before taxes:
• from continuing operations		5,606	5,535
• from discontinued operations/assets held for sale		(23)	581

Total income before taxes		5,583	6,116
Of which:
• Italy		6,153	5,789
• Foreign		(570)	327

Current taxes:
• Italy		1,359	957
• Foreign		101	75

Total current taxes	(A)	1,460	1,032

Deferred taxes:
• Italy		1,227	1,457
• Foreign		62	(63)

Total deferred taxes	(B)	1,289	1,394

Total income taxes	(A+B)	2,749	2,426

The reconciliation between the nominal tax rate according to Italian law and the effective tax rate resulting from the consolidated financial statements and the corresponding theoretical and effective tax charges is the following:

	Year ended December 31,
	2004		2005
	(millions of Euro)%		(millions of Euro)%
Income before taxes	5,488		6,085

Taxes calculated at the 33% tax rate in force	1,811	33%	2,008	33%
Tax losses for the year not considered recoverable	168	3%	81	1%
Tax losses not considered recoverable in previous years and recovered during the year	(15)	—	(3)	—
Deferred tax benefits not recorded in prior years and considered recoverable during the year	(161)	(3%)	(21)	—
Reversal of the reserve for deferred taxes	—	—	(136)	(2%)
Permanent differences:
– Non-deductible costs	290	5%	156	3%
– Other net differences	(84)	(1%)	(170)	(3%)

	2,009	37%	1,915	32%
IRAP and other taxes calculated on a different basis other than income before taxes	740	13%	511	8%

Total effective taxes booked to the statement of operations	2,749	50%	2,426	40%

Financial Statements	Notes To Consolidated Financial Statements

NOTE 38—EARNINGS PER SHARE

The potential shares originating from the conversions of stock options and convertible notes and bonds have an anti-dilutive effect and therefore the corresponding shares have not been considered in the calculation of earnings per share.

The additional dividend (at an invariable amount of €0.011) due to the Savings Shares was allocated entirely to continuing operations.

		Year ended December 31,
		2004	2005
Basic And Diluted Earnings Per Share
Net income attributable to the Group		1,815	3,216
Less: additional dividend per Savings Shares (€0.011 per share)		(64)	(65)

	(millions of Euro)	1,751	3,151

Weighted average number of Ordinary and Savings Shares	(million)	16,004	18,213

Basic and diluted earnings per share—Ordinary Shares		0.11	0.17
Plus: €0.011 additional dividend per Savings Shares		0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro)	0.12	0.18

Basic And Diluted Earnings Per Share From Continuing Operations
Net income from continuing operations		1,933	2,666
Less: additional dividend per Savings Shares		(64)	(65)

	(millions of Euro)	1,869	2,601

Weighted average number of Ordinary and Savings Shares	(million)	16,004	18,213

Basic and diluted earnings per share from continuing operations—Ordinary Shares		0.12	0.14
Plus: €0.011 additional dividend per Savings Shares		0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro)	0.13	0.15

Basic And Diluted Earnings Per Share From Discontinued Operations/Assets Held For Sale
Net income (loss) from discontinued operations/assets held for sale	(millions of Euro)	(118)	550

Weighted average number of Ordinary and Savings Shares	(million)	16,004	18,213

Basic and diluted earnings (loss) per share from discontinued operations/assets held for sale—Ordinary Shares	(Euro)	(0.01)	0.03

Basic and diluted earnings (loss) per share from discontinued operations/assets held for sale—Savings Shares	(Euro)	(0.01)	0.03

Weighted average number of Ordinary Shares		10,208,327,613	12,283,195,845
Weighted average number of Savings Shares		5,795,921,069	5,930,204,164

Total		16,004,248,682	18,213,400,009

Financial Statements	Notes To Consolidated Financial Statements

NOTE 39—OTHER INFORMATION

a)    Segment Information

The integration of fixed-mobile operations under a single organizational structure has resulted in a overall reorganization of the Group which, from October 5, 2005, is structured as follows:

Central Functions, which are responsible for directing the Telecom Italia Group’s operations, have been reorganized into Group Functions and/or Service Units:

•

Group Functions are responsible for ensuring coordination, direction and control at the Group level, in the spheres of activities, ensuring, in particular, the definition of policies and the overall administration of matters common to all Business Units;

•	Service Units are responsible—in close cooperation with Operations and the Business Units—for the performance of common operating activities to support the business.

Operations, which is responsible for the management and development of fixed and mobile telecommunications and internet services. Operations, for reporting purposes in these financial statements, is divided into:

•

Wireline, which operates on a national level by providing wireline telephone, data and internet services for final customers (retail) and other operators (wholesale). On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe and in South America) and offers innovative broadband services in certain metropolitan areas in Germany, France and The Netherlands;

•	Mobile, which operates in the sector of national and international mobile telecommunications. Its international presence is concentrated in South America (Brazil).

Business Units which are responsible for the development of the following businesses:

•	Media, which operates in the area of journalistic information, TV production, TV and web content offerings;

•

Olivetti, which operates in the market of specialized applications for the banking field and retail, information and computer systems for gaming, lotteries and e-vote systems as well as in the research/development/production of products using silicon.

The macro-organizational model of the Telecom Italia Group is nevertheless interconnected in a flexible manner with the corporate structure, giving priority to identifying competency in specific business areas/functions rather than closely following the legal organizational structures.

Financial Statements	Notes To Consolidated Financial Statements

Consolidated statements of operations—Segment information

	Wireline		Mobile		Media		Olivetti		Other activities		Adjustments and eliminations		Consolidated Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	(millions of Euro)
Third-party revenues	15,844	16,348	11,457	12,672	165	176	536	400	290	323	—	—	28,292	29,919
Intragroup revenues	1,587	1,454	255	291	3	4	54	52	1,345	1,357	(3,244)	(3,158)	—	—

Revenues by segment	17,431	17,802	11,712	12,963	168	180	590	452	1,635	1,680	(3,244)	(3,158)	28,292	29,919
Other income	578	294	386	192	20	11	18	22	179	226	(82)	(67)	1,099	678

Total operating revenues and other income	18,009	18,096	12,098	13,155	188	191	608	474	1,814	1,906	(3,326)	(3,225)	29,391	30,597

Purchases of materials and external services	(6,986)	(7,485)	(5,650)	(6,337)	(161)	(200)	(443)	(388)	(1,550)	(1,565)	2,978	3,038	(11,812)	(12,937)
Personnel costs	(2,525)	(2,708)	(631)	(707)	(69)	(75)	(111)	(100)	(536)	(571)	20	19	(3,852)	(4,142)
Other operating expenses	(995)	(557)	(430)	(640)	(27)	(12)	(25)	(11)	(123)	(278)	(3)	30	(1,603)	(1,468)
Changes in inventories	39	(30)	(7)	14	1	3	(1)	9	(5)	—	—	—	27	(4)
Capitalized internal construction costs	267	281	41	55	4	2	—	1	65	3	336	129	713	471
Depreciation and amortization	(2,902)	(2,995)	(1,549)	(1,870)	(28)	(38)	(16)	(16)	(392)	(377)	79	64	(4,808)	(5,232)
Gains/losses on disposals of non-current assets	(25)	(25)	(3)	—	1	(1)	8	—	31	268	(21)	—	(9)	242
Impairment losses on non-current assets	(126)	(11)	(19)	(9)	(2)	—	(3)	(7)	(19)	(1)	(275)	—	(444)	(28)

Operating income	4,756	4,566	3,850	3,661	(93)	(130)	17	(38)	(715)	(615)	(212)	55	7,603	7,499

Share of earnings of equity investments accounted for using the equity method	2	2	—	(122)	—	—	—	—	(7)	143	—	—	(5)	23
Financial income													2,205	3,144
Financial expenses													(4,197)	(5,131)

Income from continuing operations before taxes													5,606	5,535
Income taxes													(2,654)	(2,395)

Net income from continuing operations													2,952	3,140
Net income (loss) from discontinued operations /assets held for sale													(118)	550

Net income													2,834	3,690
of which:
– Net income attributable to the Group													1,815	3,216
– Net income attributable to Minority interests													1,019	474

Segment capital expenditure information

	Wireline		Mobile		Media		Olivetti		Other activities		Adjustments and eliminations		Consolidated Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	(millions of Euro)
Intangible assets	947	804	765	849	23	38	1	1	146	100	—	(7)	1,882	1,785
Tangible assets	1,320	1,866	1,523	1,269	16	27	14	18	247	208	—	—	3,120	3,388

Total	2,267	2,670	2,288	2,118	39	65	15	19	393	308	—	(7)	5,002	5,173

Financial Statements	Notes To Consolidated Financial Statements

Segment employees at the end of the year (*)

	Wireline		Mobile		Media		Olivetti		Other activities		Consolidated Total
	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004
	(number of employees)
Employees	54,090	55,990	18,743	20,767	1,077	886	2,109	1,750	6,601	6,091	82,620	85,484	89,151

Segment other information (*)

	Wireline		Mobile		Media		Olivetti		Other activities		Adjustments and eliminations		Consolidated Total
	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004 adjusted	As of December 31, 2005	As of December 31, 2004
	(millions of Euro)
Operating assets by segment	35,616	35,375	22,219	41,622	389	591	339	305	4,044	4,022	(1,256)	(3,114)	61,351	78,801	64,623
Equity investments accounted for using the equity method	7	7	—	—	—	—	1	1	577	773	—	—	585	781	585
Discontinued operations/ assets held for sale													4,719	528	1,180
Unallocated assets													15,342	15,900	15,446

Total assets													81,997	96,010	81,834

Operating liabilities by segment	9,653	9,632	5,508	6,106	155	201	287	252	1,752	2,711	(968)	(2,954)	16,387	15,948	16,895
Liabilities relating to discontinued operations/assets held for sale													2,243	285	772
Unallocated liabilities													42,569	52,792	43,369
Shareholders’ equity													20,798	26,985	20,798

Total shareholders’ equity and liabilities													81,997	96,010	81,834

(*)

Data as of December 31, 2005 by business segment are compared with data as of December 31, 2004 adjusted considering discontinued operations/assets held for sale the same companies as those considered as of December 31, 2005, i.e. the Finsiel group, Corporacion Digitel, the Entel Chile group, TIM Hellas, TIM Perù and Gruppo Buffetti.

Financial Statements	Notes To Consolidated Financial Statements

Key economic and other data referring to discontinued operations/assets held for sale:

		Discontinued Operations/Assets held for sale
	Period	Mobile(1)	Media(2)	Entel Chile group	IT Market	Sub-total	Other adjustments and eliminations(3)	Total
		(millions of Euro)
Revenues	2005	734	126	238	289	1,387	(53)	1,334
	2004	1,177	127	925	706	2,935	(142)	2,793

Operating income(3)	2005	60	4	36	(3)	97	506	603
	2004	125	4	96	21	246	(202)	44

Net income (loss) from discontinued operations/assets held for sale	2005	28	1	26	(11)	44	506	550
	2004	58	1	49	(7)	101	(219)	(118)

Capital expenditures	2005	87	3	27	5	122	—	122
	2004	200	2	141	28	371	—	371

Number of employees at year-end	2005	863	184	—	—	1,047	—	1,047
	2004	841	—	—	4,030	4,871	—	4,871
	2004 adjusted(*)	2,961	195	4,216	4,030	11,402	—	11,402

(*)

The number of employees at December 31, 2005 is compared both with the adjusted number of employees at December 31, 2004 (which consider as discontinued operations/assets held for sale the same companies considered as such at December 31, 2005, namely: the Finsiel group, Corporaçion Digitel, the Entel Chile group, TIM Hellas, TIM Perù and Gruppo Buffetti) and with the historical number of employees at December 31, 2004 (which consider as discontinued operations/assets held for sale the Finsiel group and Corporaçion Digitel).

(1)	Includes TIM Hellas, TIM Perù and Corporaçion Digitel.

(2)	Includes the Gruppo Buffetti.

(3)	Adjustments and eliminations relating to the operating income include, among other things:

–

2005:    the gains on the sale of TIM Hellas (€410 million, net of the relative incidental charges) and TIM Perù (€120 million, net of the relative incidental charges), as well as other losses and incidental charges relating to the sale of the Entel Chile group, the Finsiel group and Gruppo Buffetti, for a total of €24 million;

–	2004: the adjustment of the estimated selling price of the Entel Chile group (a loss of €177 million) and the Finsiel group (a loss of €28 million).

b)    Disclosure by geographical area

Breakdown of revenues by customer geographic location:

	2004	2005
	(millions of Euro)
Italy	23,736	23,754
Rest of Europe	1,746	2,265
North America	398	374
Central and South America	2,036	3,147
Australia, Africa and Asia	376	379

Total	28,292	29,919

Financial Statements	Notes To Consolidated Financial Statements

Operating assets by geographic area:

	2004	2005
	(millions of Euro)
Italy	57,099	71,072
Rest of Europe	2,554	1,722
North America	30	14
Central and South America	4,885	5,962
Australia, Africa and Asia	55	31

Total	64,623	78,801

Capital expenditures in tangible and intangible assets by geographic area:

	2004	2005
	(millions of Euro)
Italy	3,955	3,992
Rest of Europe	204	313
North America	8	6
Central and South America	835	861
Australia, Africa and Asia	—	1

Total	5,002	5,173

Employees by geographic area:

	Executives	Middle management	White collars	Blue collars	Temporary employees	Total at December 31, 2005	Total at December 31, 2004
	(number of employees at year—end)
Italy	1,395	4,227	63,786	660	1,919	71,987	72,828
Rest of Europe	46	210	1,781	1	782	2,820	2,893
North America	4	26	18	2	—	50	145
Central and South America	28	414	9,475	6	681	10,604	13,236
Australia, Africa and Asia	3	12	8	—	—	23	49

Total	1,476	4,889	75,068	669	3,382	85,484	89,151

Financial Statements	Notes To Consolidated Financial Statements

c)    Exchange rate used to translate foreign currency financial statements(1)

	Year-end exchange rates (Balance sheet)		Average exchange rates for the year (Statement of operations)
(Local Currency units for 1 Euro)	As of December 31, 2004	As of December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2005
Europe
CHF Swiss Franc	1.54290	1.55510	1.54382	1.54822
GBP Pound Sterling	0.70505	0.68530	0.67867	0.68379
TRY Turkish Lira (*)	1.82680	1.58750	1.76698	1.67000
North America
CAD Canadian Dollar	1.64160	1.37250	1.61675	1.50924
USD U.S. Dollar	1.36210	1.17970	1.24390	1.24436
Central and South America
VEB Venezuelan Bolivar (*)	2,615.23200	2,536.35500	2,321.68959	2,628.83494
BOB Bolivian	10.92677	9.37862	9.85905	9.99316
PEN Peruvian Nuevo Sol	4.47041	4.05522	4.24376	4.09907
ARS Argentine Peso	4.05770	3.57685	3.65974	3.63771
CLP Chilean Peso	759.37075	604.59625	757.93009	695.98714
COP Colombian Peso	3,200.93500	2,695.67349	3,264.30912	2,886.68182
MXN Mexican Peso	15.17924	12.58303	14.03686	13.54809
BRL Brazilian Real	3.61556	2.76132	3.63932	3.02888
Other countries
HKD Hong Kong Dollar	10.58810	9.14740	9.68811	9.67904
SGD Singapore Dollar	2.22620	1.96280	2.10156	2.07066
ILS Israeli Shekel	5.87746	5.42426	5.56705	5.57951
JPY Japanese Yen	139.65000	138.90000	134.44459	136.84625

(*)	For the high-inflation countries (Turkey and Venezuela), the year-end exchange rates have been used to translate the statements of operations items.

(1)	Source: Data processed by Central European Bank, Reuters and major Central Banks.

d)    Related Party Transactions

Related party transactions, including intercompany intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

Financial Statements	Notes To Consolidated Financial Statements

The economic, balance sheet and financial effects of related party transactions on the consolidated financial statements of the Telecom Italia Group at December 31, 2005 compared with those at December 31, 2004 are presented below.

The following table presents the major economic, balance sheet and financial transactions between companies consolidated line-by-line and associates.

	Year ended December 31,		Nature of the transaction
Items	2004	2005
Revenues	€320 million	€348 million	These mainly refer to revenues in respect of Teleleasing S.p.A. €230 million (€200 million in 2004), LI.SIT. S.p.A. €68 million (€50 million in 2004), Shared Service Center S.c.r.l. €22 million (€32 million in 2004), Telecom Argentina S.A. €12 million (€10 million in 2004), Golden Lines Ltd €3 million (€10 million in 2004), ETECSA €6 million (€9 million in 2004), AVEA I.H.A.S. €2 million (€1 million in 2004) and NordCom S.p.A. €2 million.

Other income	€5 million	€6 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Purchases of materials and external services	€409 million	€272 million	These refer mainly to costs for rent from Tiglio I S.r.l. €10 million (€50 million in 2004), Tiglio II S.r.l. €12 million (€26 million in 2004) and Telegono S.r.l. €1 million (€1 million in 2004), for TLC services from ETECSA €90 million (€123 million in 2004), Telecom Argentina S.A. €6 million (€6 million in 2004), AVEA I.H.A.S. €3 million (€1 million in 2004), for maintenance and assistance contracts from Shared Service Center S.c.r.l. €34 million (€106 million in 2004), for software and computer materials and for maintenance and assistance contracts from Siemens Informatica S.p.A. €52 million (€63 million in 2004), for TLC equipment from Teleleasing S.p.A. €23 million (€15 million in 2004), sponsorship costs from Luna Rossa Challenge 2007 S.L. €17 million, costs for accessories and consumables from Baltea S.r.l. €3 million (€4 million in 2004) and costs for remote medicine services from Telbios S.p.A. €3 million (€1 million in 2004) and transport costs from Eurofly Service S.p.A. €3 million.

Financial income	€5million	€2 million	This includes accrued interest income matured on loans made to certain associates.

Financial Statements	Notes To Consolidated Financial Statements

	Year ended December 31,		Nature of the transaction
Items	2004	2005
Financial expenses	€60 million	€32 million	These mainly refer to interest expenses to Teleleasing S.p.A. €23 million (€20 million in 2004) for finance leases and interest expenses to Tiglio I S.r.l. €4 million (€29 million in 2004) and Tiglio II S.r.l. €4 million (€10 million in 2004) for sale and leaseback transactions.

Capital expenditures in tangible and intangible assets	€71 million	€147 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €84 million (€21 million in 2004), Siemens Informatica S.p.A. €42 million (€50 million in 2004) and Value Team S.p.A. €8 million.

	As of December 31,		Nature of the transaction
Items	2004	2005
Securities and non-current financial receivables	€28 million	€24 million	These refer mainly to medium/long term loans made to Aree Urbane S.r.l. €21 million (€20 million at December 31, 2004) and Tiglio II S.r.l. €3 million (€3 million at December 31, 2004). The decrease compared to December 31, 2004 is due to Golden Lines Ltd..

Miscellaneous receivables and other non-current assets	€36 million	€15 million	These refer to receivables from LI.SIT. S.p.A. €15 million for the residual additional paid-in capital paid (€36 million at December 31, 2004).

Trade receivables, miscellaneous receivables and other current assets	€190 million	€214 million	These refer mainly to receivables from LI.SIT. S.p.A. €102 million (€79 million at December 31, 2004), Teleleasing S.p.A. €75 million (€67 million at December 31, 2004), Shared Service Center S.c.r.l. €4 million (€7 million at December 31, 2004), Telecom Argentina S.A. €4 million (€8 million at December 31, 2004), AVEA I.H.A.S. €5 million (€3 million at December 31, 2004), ETECSA €3 million (€2 million at December 31, 2004), NordCom S.p.A. €1 million and Tiglio I S.r.l. €1 million (€9 million at December 31, 2004).

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,		Nature of the transaction
Items	2004	2005
Financial receivables and other current financial assets	€32 million	—	The reduction from December 31, 2004 is due to the repayment of the loans made to AVEA I.H.A.S. and Telegono S.r.l..

Cash and cash equivalents	€1 million	€14 million	These refer to treasury accounts with associates.

Non-current financial liabilities	€604 million	€279 million	These refer to non-current financial payables for finance leases to Teleleasing S.p.A. €203 million (€160 million at December 31, 2004), for sale and leaseback transactions to Tiglio I S.r.l. €43 million (€329 million at December 31, 2004) and Tiglio II S.r.l. €33 million (€112 million at December 31, 2004).

Miscellaneous payables and other non-current financial liabilities	€5 million	€10 million	These refer to the medium/long-term portion of deferred income on the sale of “IRU” transmission capacity to Telecom Argentina S.A..

Current financial liabilities	€133 million	€124 million	These refer to current financial payables for finance leases to Teleleasing S.p.A. €113 million (€116 million at December 31, 2004), for sale and leaseback transactions to Tiglio I S.r.l. €8 million (€11 million at December 31, 2004) and Tiglio II S.r.l. €3 million (€4 million at December 31, 2004).

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€126 million	€118 million	These mainly refer to payables for supply transactions connected with operations and investment activities with Siemens Informatica S.p.A. €56 million (€61 million at December 31, 2004), Shared Service Center S.c.r.l. €18 million (€34 million at December 31, 2004), LI.SIT. S.p.A. principally for the portion of deferred income from equity investments €11 million (€2 million at December 31, 2004), Teleleasing S.p.A. €6 million (€10 million at December 31, 2004), ETECSA €11 million (€4 million at December 31, 2004), Tiglio I S.r.l. €2 million (€2 million at December 31, 2004), Tiglio II S.r.l. €4 million (€4 million at December 31, 2004), Telbios S.p.A. €2 million (€1 million at December 31, 2004), Telecom Argentina S.A. €1 million, Baltea S.r.l. €1 million (€1 million at December 31, 2004) and AVEA I.H.A.S. €1 million.

Financial Statements	Notes To Consolidated Financial Statements

The Telecom Italia Group has also provided guarantees on behalf of associates for a total of €276 million (€658 million at December 31, 2004) of which €121 million is on behalf of AVEA I.H.A.S. (€454 million at December 31, 2004), €54 million on behalf of Tiglio I S.r.l. (€56 million at December 31, 2004), €13 million on behalf of Tiglio II S.r.l. (€13 million at December 31, 2004), €44 million on behalf of Aree Urbane S.r.l. (€45 million at December 31, 2004) and €31 million on behalf of Italtel Holding S.p.A. (€35 million at December 31, 2004).

In addition to transactions with associates, the following table presents transactions with companies controlled by associates. In 2005, these transactions refer to the companies of the Italtel Group, a related party through the investment in the parent, Italtel Holding S.p.A., and starting from July 1, 2005, the companies of the Brasil Telecom Participaçoes S.A. group through Solpart Participaçoes S.A..

	Year ended December 31,		Nature of the transaction
Items	2004	2005
Revenues	€3 million	€92 million	These mainly refer to revenues for telecommunications services rendered to the Brasil Telecom Participaçoes group €89 million.

Purchases of materials and external services	€23 million	€30 million	These refer to costs for maintenance and assistance contracts from the Italtel group €20 million (€23 million in 2004) and TLC service costs from the Brasil Telecom Participaçoes group €10 million.

Capital expenditures in tangible and intangible assets	€324 million	€319 million	These refer to the purchase of telephone exchanges exclusively for the Italtel group.

Items	As of December 31,		Nature of the transaction
	2004	2005
Trade receivables, miscellaneous receivables and other current assets	€2 million	€8 million

These refer to telephone services rendered to the Italtel group €2 million (€2 million at December 31, 2004) and receivables from the Brasil Telecom Participaçoes group connected with TLC operations €4 million and dividends to be collected €2 million.

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€150 million	€101 million

These refer to supply transactions connected with investment and operating activities with the Italtel group €100 million (€150 million at December 31, 2004) and connected with TLC activities €1 million with the Brasil Telecom Participaçoes group.

Financial Statements	Notes To Consolidated Financial Statements

The following table presents the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line and parties related to Telecom Italia through directors, statutory auditors and key managers of the Company.

	Year ended December 31,		Nature of the transaction
Items	2004	2005
Revenues	€40 million	€33 million	These refer to information system and computer services and energy services supplied to the Pirelli group €3 million (€5 million in 2004), and telephone services supplied to the Pirelli group €7 million (€3 million in 2004), to the Edizione Holding group €4 million (€5 million in 2004), to the Unipol group €16 million (€13 million in 2004), to the ST Microelectronics group €1 million (€2 million in 2004) and to related companies through Mr. Moratti €2 million (€1 million in 2004). 2004 included €11 million of revenues with the Banca Intesa group and the Unicredito group which are no longer related parties.

Purchases of materials and external services	€120 million	€112 million

These refer to R&D expenditures and matters regarding intellectual property rights to the Pirelli group €72 million (€86 million in 2004), Document management services from Telepost €21 million (€15 million in 2004), insurance services from the Unipol group €10 million (€11 million in 2004), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A., a related company through Mr. Moratti, €5 million (€5 million in 2004), commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million (€2 million in 2004) and the purchase of electronic components from ST Microelectronics €2 million (€1 million in 2004).

Other income	€1 million	—	These refer to miscellaneous revenues with the Pirelli group.

Other operating expenses	€1 million	—	These refer to miscellaneous expenses with the Pirelli group.

Capital expenditures in tangible and intangible assets	€24 million	€69 million	These mainly refer to purchases of cables, modems and ADSL equipment from the Pirelli group (€24 million in 2004, principally in respect of TLC cable purchases).

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,		Nature of the transaction
Items	2004	2005
Trade receivables, miscellaneous receivables and other current assets	€10 million	€6 million

These mainly refer to the above-mentioned services under revenues rendered to the Pirelli group €2 million (€8 million at December 31, 2004), to the Edizione Holding group €2 million (€2 million at December 31, 2004) and to other companies €2 million.

Trade payables, current tax payables, miscellaneous payables and other current liabilities	€65 million	€43 million

These mainly refer to supply transactions connected to the performance of services and investment activities with the Pirelli group €34 million (€49 million at December 31, 2004), costs for Document Management services received from Telepost, €7 million (€3 million at December 31, 2004), insurance costs to the Unipol group (€11 million at December 31, 2004), and the purchase of electronic components from ST Microelectronics €1 million.

Description of the main contracts between the Telecom Italia Group and associates, subsidiaries of associates and related parties through directors and key managers.

Transactions with:

012 Golden Lines Int. Ltd

Revenue related

With regard to transactions for international telecommunications services with other operators, the contracts refer to data transmission and voice services.

AVEA I.H.A.S.

Revenue related

The transactions refer to international telecommunications services, particularly roaming by AVEA I.H.A.S. customers on the Tim Italia network, technical assistance services rendered and the recovery of costs for Tim Italia staff on loan to AVEA I.H.A.S..

Expense related

The transactions refer to interconnection fees for roaming traffic by Tim Italia customers on the Avea network.

Baltea S.p.A.

Expense related

The transactions refer to purchases of accessories and consumable stores for Olivetti S.p.A. photocopiers destined for resale.

ETECSA

Revenue related

The transactions refer to international telecommunications services, particularly voice and data transmission traffic terminating in Italy and Telecom Italia Sparkle traffic in transit and Tim Italia roaming.

Financial Statements	Notes To Consolidated Financial Statements

Expense related

The contracts refer to the delivery of incoming international traffic to Cuba, prepaid by Telecom Italia Sparkle and by Telecom Italia San Marino, and roaming traffic originated by TIM customers on Cuba.

Eurofly Service S.p.A.

Expense related

The contract refers to the performance of non-scheduled air transport services to national and foreign destinations.

LI.SIT. S.p.A.

Revenue related

The contract provides for developing and implementing the computer and information network for the social health system of the Lombardy Region, making services available online to all the regional health structures by supplying:

•	cards with microchips for all citizens and health operators in Lombardy;

•	outsourcing services for the management of the Internet Data Center and hardware and software systems;

•	professional and applications consulting for the implementation and management of the system.

Luna Rossa Challenge 2007 S.L.

Expense related

The contracts refer to the sponsorship of the Luna Rossa sailboat during the XXXII America’s Cup. According to these contracts Telecom Italia Group became the Main Sponsor of Luna Rossa and Partner and Official Sponsor of the race. It also acquired the sublicense rights on the “Luna Rossa” trademark for certain categories of goods.

NordCom S.p.A.

Revenue related

The transactions refer to the supply of data network connections and software applications.

Expense related

The contract refers to the development of systems and computer solutions.

Shared Service Center S.c.a.r.l.

Revenue related

The contracts provide for the supply of telephone and data transmission services as well as the operation of the client’s software applications at the Telecom Italia data center.

Expense related

The contracts refer to the supply of computer and information services relating to:

•	design, implementation, release, operation and management of portals, institutional sites, SAP and dedicated solutions;

•	SAP application maintenance and service management services.

Siemens Informatica S.p.A.

Expense related

The contracts provide for the supply of software services to Group companies, as well as specific services, such as: Applications Management services, support services for the operation of Telecom Italia OSS systems, and support services for the computer technology distributed and applications software development and technical services for Tim Italia.

Financial Statements	Notes To Consolidated Financial Statements

Telecom Argentina group

Revenue related

The contracts refer to technical assistance provided by Telecom Italia for broadband development and technical assistance provided by Tim Italia for the study and implementation of Value Added Services, as well as data transmission and voice services as well as the supply of “IRU” transmission capacity by Telecom Italia Sparkle.

Expense related

Transactions relate to international telecommunications services.

Teleleasing S.p.A.

Revenue related

The transactions mainly arise from the application of the commercial cooperation agreement signed in 2000 between Telecom Italia and Teleleasing S.p.A., a company in the Mediobanca group. By virtue of this agreement, Telecom Italia offers customers the possibility of leasing telecommunications equipment. Teleleasing purchases the equipment from Telecom Italia and signs the leasing contract with the customer; Telecom Italia sees to the collection of lease payments after having acquired the rights.

Expense related

The contracts refer both to the lease of instrumental goods to Telecom Italia and its subsidiaries and the financial lease of a building.

Tiglio I S.r.l.

Expense related

The contracts refer to:

•

the lease of buildings, premises also housing telecommunications equipment, with a term of 21 years and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia, for successive periods of six years, at the same terms and conditions as originally agreed;

•	the lease of buildings solely for office use, for standard lease periods.

Tiglio II S.r.l.

Expense related

The contracts refer to:

•

the lease of buildings, premises also housing telecommunications equipment, with a term of 19 years and the possibility of tacit renewal, unless notice of termination is given, for successive periods of six years, at the same terms and conditions as originally agreed;

•	the lease of buildings solely for office use, for standard lease periods.

Telbios S.p.A.

Expense related

The contracts refer to the supply of services, products and hardware systems and software under remote medicine plans.

Telegono S.r.l.

Expense related

This refers to one contract for the lease of a building solely for office use, for standard lease periods.

* * *

Financial Statements	Notes To Consolidated Financial Statements

Brasil Telecom Participaçoes group

Revenue related

The transactions between the TIM Brasil group and the Brasil Telecom group refer exclusively to trading transactions which fall under the ordinary administration of the operations of the two telecommunication operators, which are regulated by market conditions normally defined and approved by the market regulatory agency. The revenue related contracts refer to telecommunications services, interconnection services in particular, and site sharing.

Expense related

These refer to telecommunications services, interconnection services in particular, site sharing and line leases.

Italtel group

Revenue related

The contracts provide for the supply of telephone and data transmission services.

Expense related

The contracts provide for the supply and maintenance of traditional switching and innovative switching (VoIP) and the relative services, as well as the supply of innovative devices and their maintenance for the data networks using CISCO technology.

Edizione Holding group

Revenue related

The contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Expense related

The transactions refer to commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards and occupancy charges for public telephones located at their structures.

F.C. Internazionale Milano S.p.A.

Expense related

The contracts refer to costs for the sponsorship and the rights to diffuse content regarding the sports events of the company F.C. Internazionale Milano by Telecom Italia and TIM.

Pirelli & C. S.p.A.

Revenue related

The contracts provide for the supply of telecommunications and computer and information services.

Expense related

The following contracts should be noted:

•	Consulting and services contract regarding patent rights

In May 2002, a contract was signed with Pirelli under which services and consulting were rendered for:

•	identification of a patent rights policy, by defining strategies which cater to business objectives, consistent for the entire Telecom Italia Group;

Financial Statements	Notes To Consolidated Financial Statements

•	determination of the competitive positioning of the various businesses of the Telecom Italia Group in comparison with similar business of the competition;

•	assistance in negotiations over partnerships, licenses and cooperation contracts;

•	litigation and analyses of patents of the competition;

•	obtaining patents during each single stage (drawing up documents, filings in Italy and outside Italy, continuation during the stages of examination, challenges and conflicts);

•	control over costs by project and/or by business;

•	training of technicians;

•	insertion of patent data and relative reports using a database;

•	control over results reached;

•	patent research;

•	filing and classification of important documents regarding patents;

•	services and consulting regarding brands, including their management (research, filings in Italy and outside Italy, renewals, challenges, disputes, licenses inside and outside the Group).

•	Contract regarding research and development

The contract refers to technical cooperation between Telecom Italia and Pirelli in the areas of optical devices and advanced telecommunications networks.

The contract provides:

•	with regard to the results of research for which patents are not filed, three areas of competence which have been identified as follows:

–	simple and complex devices, competence of Pirelli;

–	networks and services, competence of Telecom Italia;

–	subsystems, joint competence of Telecom Italia—Pirelli;

•

with regard to patents resulting from research, ownership is joint, with the understanding that each party must give the other a license on the respective portion of ownership according to the following plan:

–	Pirelli grants Telecom Italia an exclusive license which can be sublicensed for patents for use in the “Networks and Services” area;

–	Telecom Italia grants Pirelli an exclusive license which can be sublicensed for patents for use in the “Devices area”.

Each of the parties is required to pay the other party 50% of the consideration from any sublicenses granted.

Furthermore, Pirelli is obliged to sell, under an exclusive arrangement, to Telecom Italia and to companies which it controls, any optical devices for telecommunications that use patents deriving from the research projects, for a period of one year from the completion of the single project. However, the parties may agree upon alternative solutions which ensure a similar or substitute advantage to Telecom Italia.

•	Contracts for the supply of apparatus and cables

These contracts provide for the supply of user apparatus for network access and broadband services, the supply of “POTS Splitter” (apparatus installed in the exchange which allow the combined transmission of voice and data on the same duplex cable) as well as supplying cables.

•	Cooperation agreement concerning joint initiatives in the field of recycling and the disposal of end-of-life products

Under this contract, Pirelli has developed two research projects for Telecom Italia: one relating to the “Distributed Sensor Network” and the second to “Third-generation poles for the wireline network”. The

Financial Statements	Notes To Consolidated Financial Statements

agreements state that Telecom Italia is entitled to ownership of the rights to the intellectual properties deriving from the work established in the contracts where they are: a) exclusively applicable to telecommunications networks and/or telecommunications services or components of telecommunications networks which technical appendices of the projects identify as their specific objective, such as cards of the SIM-card type or network poles, and b) characterized by the inclusion of specific chemical compositions and/or treatments using specific chemical processes.

Pirelli & C. Real Estate S.p.A.

Revenue related

The contracts provide for the supply of call center services, data transmission services and electrical energy.

Expense related

The contracts refer to project management (realization of real estate projects), property management (administrative management of lease contracts) and agency (commercial management of owned and leased buildings).

Furthermore, Pirelli & C. Real Estate makes 35% investments in the capital of the companies which hold closed-end real estate investment funds to which the properties were contributed as part of the real estate transaction described in “Item 4. Information on the Telecom Italia Group—4.5 Description of Property, Plants and Equipment” the effects of which are disclosed in “Note 8—Tangible Assets (owned and under finance leases)”, and controls the management companies (Pirelli & C. Real Estate SGR and Pirelli & C. Real Estate SGR Opportunities) of the above real estate funds.

ST Microelectronics group

Revenue related

The contracts provide for the supply of telephone and data transmission services.

Expense related

The contracts provide for the supply of electronic components.

Telepost S.p.A.

Expense related

The contracts refer to the management of services connected with incoming and outgoing correspondence, outgoing correspondence generated on files with printing by a specialized center, management of the distribution of correspondence, management of the paper archives and management of all photocopy machines.

Unipol group

Revenue related

The contracts provide for the supply of telephone services that are operated by outsourcing with dedicated assistance and the sale of telecommunications equipment.

Expense related

The contracts refer to insurance policies for casualties (fire, liability to third-parties and accidents) and life insurance.

Financial Statements	Notes To Consolidated Financial Statements

Benefits to key executives

Key executives, that is, those persons having authority and responsibility, directly or indirectly, for planning, management and control of the activities of Telecom Italia, including directors, are as follows:

Name	Position
Directors
Marco Tronchetti Provera	Chairman
Carlo Orazio Buora	Managing Director
Riccardo Ruggiero	Managing Director of Operations General Manager

Executive Officers
Gustavo Bracco	Head of the Human Resources and Organization Group Function
Enrico Parazzini	Head of the Finance, Administration and Control Group Function Head of the Media Business Unit Managing Director of Telecom Italia Media S.p.A.
Massimo Castelli	Chief Marketing Officer Head of Market Development in Operations
Francesco Chiappetta	General Counsel Head of the Corporate and Legal Affairs Group Function
Luca Luciani	Head of Sales in Operations
Stefano Pileri	Chief Technology Officer Head of Technology in Operations
Giuseppe Sala	General Manager Head of Top Client and Customer Services in Operations
Germanio Spreafico	Head of Purchasing Service Unit

The total compensation paid by Telecom Italia or by companies controlled by the Group to key managers was €25 million, divided as follows:

Year ended December 31, 2005
(millions of Euro)
Short-term compensation	23
Other long-term compensation	2

e)    Stock Option Plans of the Telecom Italia Group

Some listed companies of the Group have awarded forms of stock incentives to their employees (executives and middle management) using stock option plans.

At the end of 2005, the existing stock option plans relate to options which give the right to the subscription of Telecom Italia Ordinary Shares (including the options granted at the time by TIM S.p.A.) and Telecom Italia Media Ordinary Shares.

During 2005, the only new option grants refer to the Stock Option Plan of Telecom Italia Media S.p.A..

The stock option plans granted starting from January 1, 2005 are recognized in accordance with IFRS 2, Share-Based Payment. For the valuation of stock option plans, the Telecom Italia Group uses the binomial model “Cox-Ross-Rubenstein (CRR)”. This model calculates the possible values which the underlying stock can assume over the life of the option.

The stock option plans of the Group are described below.

Telecom Italia S.p.A. Stock Option Plans

With respect to the Telecom Italia stock option plans, account should be taken of the mergers that previously took place and which are described below:

•	merger of Telecom Italia S.p.A. into Olivetti S.p.A.: starting from the date the merger came into effect (August 4, 2003), the holders of the options of the merged company and the merging company

Financial Statements	Notes To Consolidated Financial Statements

preserved the corresponding subscription rights. However, the number of shares that could originally be subscribed under the respective plans (one share for each option) was changed on the basis of the assignment ratio established for the shareholders of the two companies. In particular, each option of the pre-merger Telecom Italia S.p.A. stock option plans allowed the subscription of 3.300871 new post-merger Telecom Italia Ordinary Shares, whereas each option of the Olivetti S.p.A. stock option plans (which at December 31, 2005 are all terminated) allowed the subscription of 0.471553 post-merger new Telecom Italia new Ordinary Shares. Accordingly, the subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the option was adjusted for each plan, dividing the exercise price of the options already determined by the respective assignment ratio;

•

merger of TIM S.p.A. into Telecom Italia S.p.A.: starting from the date the merger came into effect (June 30, 2005), the holders of the options of the merged company preserved the corresponding subscription rights. However, the number of shares that could originally be subscribed under the TIM S.p.A. plans (one share for each option) was changed on the basis of the exchange ratio established for the shareholders of TIM S.p.A. Therefore, each option of the pre-merger TIM S.p.A. stock option plans allows the subscription of 1.73 post-merger Telecom Italia Ordinary Shares. Accordingly, the subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the options was adjusted for each plan, dividing the exercise price of the options already determined by the exchange ratio.

In describing the stock option plans, for the purpose of rendering the representation of the options homogeneous with that of the underlying subscribable shares to which they correspond, and to facilitate their measurement on the basis of the relative subscription prices, the Group has used the concept of “equivalent options”. “Equivalent options” mean a quantity of options equal to those that would be necessary for the subscription of post-merger Telecom Italia Ordinary Shares to the extent of one share for each option exercised, or, more simply, a quantity of options equal to the number of Telecom Italia Ordinary Shares subscribable post-merger.

In this manner, the weighted average prices and the exercise prices indicated below, since they refer, depending on the cases, to the list prices of the assignable shares (eventually adjusted following the above mergers) or equivalent options, are consistent and directly comparable among each other.

The Telecom Italia stock option plans for the two-year period 2004 and 2005 are presented below.

•

In the Olivetti S.p.A. meeting held on February 24, 2000, the Board of Directors resolved to introduce the “Stock Option Plan 2002-2004”, with 29,500,000 options granted at an exercise price which was originally equal to €3.705 for each option and, after the adjustment for the capital increases against payment made by Olivetti in 2001, to €3.308 for each option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 13,910,814 equivalent options at an exercise price of €7.015118 per equivalent option.

On February 9, 2001, 28,170,000 options of the Stock Option Plan 2002-2004 were cancelled after options were granted under the “Stock Option Plan February 2002-December 2004” described below. The remaining 1,330,000 options, granted to managers who had terminated employment with Olivetti, remained outstanding.

At December 31, 2003, 800,000 options of the Stock Option Plan 2002-2004 were outstanding and corresponded to 377,241 equivalent options, at an exercise price equal to €7.015118 per equivalent option.

On December 15, 2004, the deadline for exercising the options expired and all the relative residual rights were forfeited. The plan was consequently terminated.

•

In the meeting held on February 9, 2001, the Olivetti S.p.A. Board of Directors resolved to introduce the “Stock Option Plan February 2002-December 2004”, with 29,000,000 options granted at an exercise price which was originally equal to €2.81 for each option and, after the adjustment for the capital increases against payment made by Olivetti in 2001, to €2.515 for each option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 13,675,037 equivalent options at an exercise price of €5.333441 per equivalent option.

The options of the Stock Option Plan February 2002-December 2004 were granted to replace the options in the Stock Option Plan 2002-2004 which, as described above, were cancelled on that date.

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2003, 5,940,000 options of the Stock Option Plan February 2002-December 2004 were outstanding, corresponding to 2,800,995 equivalent options, at an exercise price equal to €5.333441 per equivalent option.

On December 31, 2004, the deadline for exercising the options expired and all the relative residual rights were forfeited. The plan was consequently terminated.

•

In the meetings held on October 28, 1999 and December 17, 1999, the Telecom Italia S.p.A. Board of Directors resolved to introduce the “Stock Option Plan 1999”, with 16,595,400 options granted to top management at an exercise price of Italian lire 13,150 per option (equal to €6.79). Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., corresponded to 54,779,275 equivalent options, at an exercise price of €2.057033 per equivalent option.

The options were divided as follows:

–	a lot of 4,905,500 options, exercised by the end of 1999;

–

a lot of 5,754,900 options, which would have vested during the period January 2001 to December 2003, on condition that the average market price of Telecom Italia Ordinary Shares reached a pre-fixed performance parameter in December 2000;

–

a lot of 5,935,000 options, which would have vested during the period January 2002 to December 2004, on condition that the average market price of Telecom Italia Ordinary Shares reached a pre-fixed performance parameter in December 2001.

The performance parameters were both met and the options all were vested.

At December 31, 2003, 4,511,901 options of the Stock Option Plan 1999 were outstanding, corresponding to 14,893,133 equivalent options, at an exercise price equal to €2.057033 per equivalent option.

At December 31, 2004, the deadline for exercising the options of the last lot expired and the options of the Stock Option Plan 1999 were completely exercised. The plan was consequently terminated.

•

In the meeting held on September 11, 2000, the Telecom Italia S.p.A. Board of Directors resolved to introduce the “Stock Option Plan 2000”, with 51,430,000 options granted at an exercise price of €13.815 per option. Such options, following the merger of Telecom Italia S.p.A. in Olivetti S.p.A., correspond to 169,763,796 equivalent options, at an exercise price of €4.185259 per equivalent option.

The options were divided into three lots of 15,460,000 options each, vesting, respectively, in July 2001, 2002 and 2003 and an extraordinary fourth lot of 5,050,000 options vesting in July 2003. The Stock Option Plan 2000 provides for different expiration dates depending on the date the options vest: the first lot expires in July 2006, the second in June 2007, the third lot and the extraordinary lot in June 2008. For each of the first three lots, the options vested on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of Telecom Italia Ordinary Shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector. The options of the extraordinary lot, instead, would have vested when the third lot vested only if, in addition to the conditions being met for the third lot, another performance parameter had been met which provided that the average price of Telecom Italia Ordinary Shares had not been lower than a specified minimum amount. If, in reference to one of the option lots, the performance criteria had not been met in a specific financial year, but were met during the course of the following year, then the options of that lot would be considered vested in that last year. The first and second lots met the performance criteria and, consequently, the options vested. The third lot and the extraordinary lot did not meet the performance criteria and, therefore, such options did not vest and were forfeit in 2003.

At December 31, 2005, the same as at December 31, 2004, 10,699,996 options of the Stock Option Plan 2000 were outstanding, corresponding to 35,319,216 equivalent options, at an exercise price equal to €4.185259 per equivalent option.

At the end of 2004 and 2005, the market price of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•	In the meeting held on July 27, 2001, the Telecom Italia S.p.A. Board of Directors resolved to introduce the “Stock Option Plan 2001”, with 67,025,000 options granted to managers and middle management

Financial Statements	Notes To Consolidated Financial Statements

of the Group at an exercise price of €10.488 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 221,240,879 equivalent options, at an exercise price of €3.177343 per equivalent option.

The options were divided into two lots of 33,512,500 options each, vesting, respectively, in April 2002 and 2003, expiring, respectively, in April 2007 and 2008. For each of the two lots, the options vested on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of Telecom Italia Ordinary Shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector. The first lot met the performance criteria and, consequently, the options vested. The second lot, instead, did not meet the performance criteria and, therefore, such options did not vest and were forfeit in 2003.

At the beginning of 2005, 31,895,000 options of the Stock Option Plan 2001 were outstanding. During 2005, the rights to 32,500 options lapsed due to the termination of employment. At the end of 2005, 31,862,500 options are outstanding, corresponding to 105,173,383 equivalent options, at an exercise price equal to €3.177343 per equivalent option.

At the end of 2004 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on February 13, 2002, the Telecom Italia S.p.A. Board of Directors resolved to introduce the “Stock Option Plan 2002 Top”, with 11,800,000 options granted to sixteen top managers of the Group at an exercise price of €9.203 per option. Such options, following the merger of Telecom Italia S.p.A., into Olivetti S.p.A. correspond to 38,950,278 equivalent options, at an exercise price of €2.788052 per equivalent option.

The options were divided into three lots, respectively, of 3,540,000, 3,540,000 and 4,720,000 options, vesting, respectively, in February 2003, 2004 and 2005 and expiring, respectively, in February 2008, 2009 and 2010. The Stock Option Plan 2002 Top could be exercised at the end of the vesting period and was not subject to performance parameters.

At the beginning of 2005, 10,500,000 options of Stock Option Plan 2002 Top are outstanding. During 2005, 810,885 options were exercised and the rights to 209,115 options lapsed due to the termination of employment. At December 31, 2005, 9,480,001.33 options are outstanding, corresponding to 31,292,243 equivalent options, at an exercise price equal to €2.788052 per equivalent option.

At the end of 2004, the market value of Telecom Italia Ordinary Shares was higher than the exercise price per equivalent option whereas at the end of 2005 it was lower.

•

In the meeting held on March 26, 2002, the Telecom Italia S.p.A. Board of Directors considered the objective ineffectiveness of the Stock Option Plan 2000 as an incentive and as a means of retaining management loyalty, in relation to the exercise price of the options compared to the general market trend of the stock market. As a result, the Board resolved to introduce the “Stock Option Plan 2002”, set aside for management of the Group who were already grantees of the Stock Option Plan 2000 and other managers hired after July 27, 2001 (starting date of the Stock Option Plan 2001). The grantees of the original Stock Option Plan 2000, on condition of voluntarily relinquishing the relative options, could take part in the new plan. The Stock Option Plan 2002 can be exercised at the end of the vesting period and is not subject to performance parameters.

The options were granted in March, in August and in October 2002. In particular, mention of the following should be made:

1.

in March 2002, 29,958,000 options were granted at an exercise price of €9.665 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 98,887,493 equivalent options, at an exercise price of €2.928015 for each equivalent option.

The options were divided into three lots, respectively, of 8,987,400, 8,987,400 and 11,983,200 options, vesting, respectively, in March 2003, 2004 and 2005 and expiring, respectively, in March 2008, 2009 and 2010.

At the beginning of 2005, 22,412,501 options granted in March 2002 were outstanding. During 2005, 1,707,447 options were exercised and the rights to 800,000 options lapsed due to the

Financial Statements	Notes To Consolidated Financial Statements

termination of employment. At December 31, 2005, 19,905,053.50 options are outstanding, corresponding to 65,703,601 equivalent options, at an exercise price equal to €2.928015 per equivalent option.

At the end of 2004, the market value of Telecom Italia Ordinary Shares was higher than the exercise price per equivalent option whereas at the end of 2005 it was lower;

2.

in August 2002, 840,000 options were granted at an exercise price of €7.952 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 2,772,723 equivalent options, at an exercise price equal to €2.409061 per equivalent option.

The options were divided into three lots, respectively, of 252,000, 252,000 and 336,000 options, vesting, respectively, in March 2003, 2004 and 2005 and expiring, respectively, in March 2008, 2009 and 2010.

At the beginning of 2005, 780,000 options granted in August 2002 were outstanding. During 2005, 61,000 options were exercised. At December 31, 2005, 719,000.43 options are outstanding, corresponding to 2,373,319 equivalent options, at an exercise price equal to €2.409061 per equivalent option.

At the end of 2004 and 2005, the market value of Telecom Italia Ordinary Shares was higher than the exercise price per equivalent option;

3.

in October 2002, 200,000 options were granted at an exercise price of €7.721 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 660,173 equivalent options, at an exercise price equal to €2.339080 per equivalent option.

The options were divided into three lots, respectively, of 60,000, 60,000 and 80,000 options, vesting, respectively, in March 2003, 2004 and 2005 and expiring, respectively, in March 2008, 2009 and 2010.

At the beginning of 2005, 200,000 options granted in October 2002 were outstanding. During 2005, they were completely exercised. At December 31, 2005, therefore, there are no options of the Stock Option Plan 2002 granted in October 2002 outstanding at that date.

The stock option plans awarded at the time by TIM (pre-merger with Telecom Italia S.p.A.) and by TIM Hellas (sold in 2005) for the two-year period 2004-2005 are described below.

•

In the meeting held on December 22, 1999, the TIM S.p.A. Board of Directors resolved to introduce the “Stock Option Plans 2000-2002”, with 21,210,000 options granted at an exercise price of €6.42 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 36,693,300 equivalent options, at an exercise price of €3.710983 per equivalent option.

The options were divided into three lots, respectively, of 6,999,300, 6,999,300 and 7,211,400 options, vesting, respectively in May 2000, June 2001 and 2002 and all expiring in December 2008. This date represents an extension of the original expiration date of December 31, 2005. The options can be exercised subject to reaching an objective minimum parameter to be measured with reference to the results achieved by the company in terms of E.V.A. (Economic Value Added), net of financial investments, compared to the minimum measurement indicated in the annual budget, respectively, in the years 1999, 2000 and 2001. The parameter was reached and, consequently, the options became exercisable in a continuing manner.

At the beginning of 2005, 12,302,319 options of the Stock Option Plans 2000-2002 were outstanding. During 2005, the rights to 566,666 options lapsed due to the termination of employment. At December 31, 2005, 11,735,653 options are outstanding, corresponding to 20,302,679 equivalent options, at an exercise price equal to €3.710983 per equivalent option.

At the end of 2004, the market value of TIM ordinary shares was lower than the exercise price per option and at the end of 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on December 19, 2000, the TIM S.p.A. Board of Directors resolved to introduce the “Stock Option Plans 2001-2003”, with 44,790,000 options granted at an exercise price of €8.671 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 77,486,700 equivalent options, at an exercise price of €5.012139 per equivalent option.

Financial Statements	Notes To Consolidated Financial Statements

The options were divided into three lots of 14,780,700, 14,780,700 and 15,228,600 options, vesting, respectively, in December 2001, 2002 and 2003 and all expiring in December 2005. For each of the three lots, the options can be exercised on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of TIM ordinary shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector. All the lots met the performance criteria and, consequently, the options became exercisable. At the beginning of 2005, 1,190,000 options of the Stock Option Plans 2001-2003 were outstanding, corresponding to 2,058,700 equivalent options, at an exercise price equal to €5.012139 per equivalent option. On December 31, 2005, the deadline for exercising the options expired and all the relative residual rights are forfeited. The plans are consequently terminated.

•

In the meeting held on May 10, 2001, the TIM S.p.A. Board of Directors resolved to supplement the “Stock Option Plans 2001-2003” and to introduce the “Supplementary Plans 2001-2003”, with another 12,047,000 options granted at an exercise price of €7.526 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 20,841,310 equivalent options, at an exercise price of €4.350289 per equivalent option.

The options of the Supplementary Plans 2001-2003 had the same features and were subject to the same performance conditions as the Stock Option Plans 2001-2003 except for the different grant date.

The options were divided into three lots of 3,975,510, 3,975,510 and 4,095,980 options, vesting, respectively, in December 2001, 2002 and 2003 (only options which vested could be exercised also in the months of March, June, September and December in the years from 2002 to 2005 inclusive), all expiring in December 2005. All the lots met the performance criteria and, consequently, the options became exercisable.

At the beginning of 2005, 499,000 options of the Supplementary Plans 2001-2003 were outstanding, corresponding to 863,270 equivalent options, at an exercise price equal to €4.350289 per equivalent option. On December 31, 2005, the deadline for exercising the options expired and all the relative residual rights were forfeited. The plans are consequently terminated.

•

In the meeting held on February 12, 2002, the TIM S.p.A. Board of Directors resolved to introduce the “Stock Option Plans 2002-2003”, with 25,510,000 options granted to managers and employees at an exercise price of €5.67 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 44,132,300 equivalent options, at an exercise price of €3.277457 per equivalent option.

The options were divided into two lots of 12,755,000 options each, vesting, respectively, in December 2002 and 2003 and all expiring in December 2008. The Stock Option Plans 2002-2003 could be exercised at the end of the vesting period and were not subject to performance parameters.

At the beginning of 2005, 23,280,000 options of the Stock Option Plans 2002-2003 were outstanding. During 2005, the rights to 1,255,000 options lapsed due to the termination of employment. At the end of 2005, 22,025,000 options are outstanding, corresponding to 38,103,250 equivalent options, at an exercise price equal to €3.277457 per equivalent option.

At the end of 2004, the market value of TIM ordinary shares was lower than the exercise price per option and at the end of 2005 the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on May 6, 2002, the TIM S.p.A. Board of Directors resolved to introduce the “Stock Option Plans 2003-2005” set aside for management of the Group who already held options in the Stock Option Plans 2001-2003 and Supplementary Plans 2001-2003 and new grantees. The grantees who already held options in the previous plans could take advantage of the new plans, on condition of voluntarily relinquishing the relative options beforehand. The Stock Option Plans 2003-2005 provide for 50,057,000 options to be granted at an exercise price equal to €5.07 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 86,598,610 equivalent options, at an exercise price of €2.930636 per equivalent option. Of the total options, 48,142,000 were granted to grantees of the previous plans and 1,915,000 were granted to new grantees.

The options were divided into three lots, respectively, of 16,518,810, 16,518,810 and 17,019,380 options, vesting, respectively, in May 2003, May 2004 and December 2004 and expiring, respectively, in

Financial Statements	Notes To Consolidated Financial Statements

December 2008, 2009 and 2010. The Stock Option Plans 2003-2005 could be exercised at the end of the vesting period and were not subject to performance parameters.

At the beginning of 2005, 7,861,000 options of the Stock Option Plans 2003-2005 were outstanding, corresponding to 13,599,530 equivalent options. During 2005, 5,945,100 options, corresponding to 10,285,023 equivalent options, were exercised. At the end of 2005, 1,915,900 options are outstanding, corresponding to 3,314,507 equivalent options, at an exercise price equal to €2.930636 per equivalent option.

At the end of 2004, the market value of TIM ordinary shares was higher than the exercise price per option and at the end of 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

With reference to TIM Hellas, during 2004, 100,000 new options were granted and exercised together with 583,500 options previously issued. Furthermore, during 2004, 114,500 options previously issued had expired. Therefore, at the end of 2004, all the TIM Hellas plans had ceased to exist.

Movements in the TIM and TIM Hellas stock option plans for the period January 1, 2004 to June 30, 2005, effective date of the merger of TIM into Telecom Italia are presented in the following table.

	Number of options	Weighted Average price per option
		(Euro)
Options outstanding at December 31, 2003	85,516,318	5.54
Exercised	(37,536,700)	5.16
Granted	100,000	10.24
Expired and Forfeited(1)	(2,947,299)	5.56

Options outstanding at December 31, 2004	45,132,319	5.87
Exercised	(5,945,100)	5.07
Lapsed(2)	(1,136,666)	5.90

Options outstanding at June 30, 2005	38,050,553	5.99

Equivalent options outstanding at June 30, 2005(3)	65,827,457	3.46

(1)	These options expired since they were not exercised during the stated period or were forfeited as they did not become vested due to failure to reach the performance parameters.

(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or other reasons (e.g. relinquished by the interested party).

(3)	Equivalent number of options and relative weighted average price deriving from the application of the TIM-Telecom Italia conversion ratio equal to 1.73.

The following table presents, with reference to the TIM stock option plans outstanding at December 31, 2004, grouped by the range of the exercise price, the residual weighted average life and the weighted average price of the option grants:

Range of Grant Prices	Options Outstanding at December 31, 2004			Equivalent Options Exercisable at December 31, 2004
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
5.07-5.67	31,141,000	4.09	5.52	31,141,000	5.52
6.42-8.67	13,991,319	3.64	6.65	13,991,319	6.65

	45,132,319			45,132,319

Financial Statements	Notes To Consolidated Financial Statements

Movements in all the Telecom Italia stock option plans for the year 2004 and 2005 (including plans granted by TIM S.p.A.) are presented below:

	Number of equivalent options	Weighted Average price per equivalent option
		(Euro)
Options outstanding at December 31, 2003	284,339,845	3.14
Lapsed on January 1, 2004	(1,788,412)	2.93
Exercised	(18,057,012)	2.18
Expired and forfeited(1)	(11,264,330)	3.69

Options outstanding at December 31, 2004	253,230,091	3.18
Lapsed on January 1, 2005	(755,890)	3.02
Exercised	(9,174,215)	2.83
Lapsed(2)	(4,623,274)	3.04
Expired and Forfeited	(2,921,970)	4.82
Equivalent options coming from the merged company TIM S.p.A.(3)	65,827,456	3.46

Options outstanding at December 31, 2005	301,582,198	3.24

(1)	These equivalent options expired since they were not exercised during the stated period or were forfeited as they did not become vested due to failure to reach the performance parameters.

(2)	These equivalent options lapsed since they could no longer be exercised as a result of the termination of employment and/or other reasons (e.g. relinquished by the interested party).

(3)

Equivalent number of options resulting from the merged company TIM S.p.A. outstanding at June 30, 2005 (effective date of the merger with Telecom Italia S.p.A.). Additional details are provided in the pre-merger TIM stock options plans.

The following tables present, with reference to the Telecom Italia stock option plans outstanding at December 31, 2005 and 2004, grouped by the range of the exercise price, the residual weighted average life and the weighted average price of the option grants:

Range of Grant Prices	Equivalent Options Outstanding at December 31, 2005			Equivalent Options Exercisable at December 31, 2005
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
2.41	2,373,319	3.30	2.41	2,373,319	2.41
2.78-2.94	100,310,351	3.34	2.88	100,310,351	2.88
3.17-3.72	163,579,312	1.90	3.27	163,579,312	3.27
4.18-5.01	35,319,216	1.00	4.19	35,319,216	4.19

	301,582,198			301,582,198

Range of Grant Prices	Equivalent Options Outstanding at December 31, 2004			Equivalent Options Exercisable at December 31, 2004
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
2.34-2.41	3,234,844	4.31	2.39	1,861,686	2.39
2.79-2.93	109,114,801	4.26	2.88	65,280,732	2.89
3.18-4.19	140,880,446	2.22	3.43	140,880,446	3.43

	253,230,091			208,022,864

Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia Media S.p.A. Stock Option Plans

All the options in the stock option plans of Telecom Italia Media give the right to subscribe to a number of Telecom Italia Media ordinary shares equal to the number of options exercised, at a specific exercise price.

The Telecom Italia Media stock option plans for the two-year period 2004 and 2005 are presented below.

•

In the meeting held on January 25, 2001, the Telecom Italia Media S.p.A. (formerly Seat S.p.A.) Board of Directors resolved to introduce the “Stock Option Plan 2000-2002”, with 26,687,334 options granted at an exercise price of €1.220.

The options were divided into three lots, respectively, of 14,678,034, 6,004,650 and 6,004,650 options, vesting, respectively, in May 2001, 2002 and 2003 and expiring, respectively, in April 2004, 2005 and 2006.

At December 31, 2004, 940,313 options of the Stock Option Plan 2000-2002 were outstanding. During 2005, the following changes took place: 428,210 options were relinquished by the grantees in order to participate in the Plan 2005, the rights relating to 278,030 options lapsed due to the termination of employment and the date expired for the exercise of the remaining 234,073 options. At December 31, 2005, therefore, there are no longer any options outstanding.

•

In the meeting held on May 17, 2002, the Telecom Italia Media S.p.A. (formerly Seat S.p.A.) Board of Directors resolved to introduce the “Key People Plan”, with 46,400,000 options granted at an exercise price of €0.8532.

The options were divided into three lots, respectively, of 13,920,000, of 13,920,000 and 18,560,000 options, vesting, respectively, in May 2003, 2004 and 2005 and all expiring in May 2008.

At December 31, 2004, 14,900,000 options of the Key People Plan were outstanding. During 2005, the following changes took place: 11,350,000 options were relinquished by the grantees in order to participate in the Plan 2005, the rights relating to 1,300,000 options lapsed due to the termination of employment. At December 31, 2005, 2,250,000 options are outstanding.

At the end of 2004 and 2005, the market value of Telecom Italia Media ordinary shares was lower than the exercise price.

•

In the meeting held on February 23, 2005, the Telecom Italia Media S.p.A. Board of Directors resolved to introduce the “Plan 2005”, set aside for employees in service at Telecom Italia Media and its subsidiaries, identified on the basis of their specific responsibilities and/or expertise who were already grantees of the Stock Option Plan 2000-2002 and the Key People Plan. The grantees of the previous plans, on condition of voluntarily relinquishing the relative options beforehand, could take part in the new plan. The previous plans, however, remain in place at the same conditions, procedures and regulations for the employee grantees of the other Companies of the Telecom Italia Group, for retired employees and for employees of the Media Business Unit who did not relinquish the options.

Under the Plan 2005, 39,725,000 options were granted at an exercise price of €0.3826.

The options are divided into three lots, respectively of 15,890,000, 11,917,500 and 11,917,500 options, vesting, respectively, in July 2005, January 2006 and January 2007 and all expiring in December 2008.

During 2005, 11,005,170 options were exercised and 3,465,000 lapsed due to the termination of employment. At December 31, 2005, the total number of options outstanding is 25,254,830. At the end of 2005, the market value of Telecom Italia Media ordinary shares was higher than the exercise price.

On February 23, 2005, at the same time the options relating to the Plan 2005 were granted, the fair value of these options was determined, using the binomial CRR model on the basis of the following variables:

•

average price of the share resulting from the exercise of the options:    €0.3826 (average of the official market prices of Telecom Italia Media ordinary shares from January 23, 2005 to February 23, 2005—opening and closing dates included);

•	exercise price: equal to the price of the share resulting from the exercise of the options (€0.3826);

•	volatility: at the date of valuation, the historical volatility of the stock of 37.30% was used;

Financial Statements	Notes To Consolidated Financial Statements

•	option period: 3.85 years (from February 23, 2005 to December 31, 2008), corresponding to the end of the life of the option;

•	expected dividend yield: zero, on the basis of the consideration that Telecom Italia Media up to February 23, 2005 has never paid out dividends;

•	risk-free interest rate: the rate on Italian Government securities (BTP) was considered, interpolated at the expiration date of the option: December 31, 2008. Therefore, a rate of 2.82% was applied.

The fair value was determined as €0.1246 per option.

Movements in the Telecom Italia Media stock option plans for the years 2004 and 2005 are presented in the following table.

	Number of options	Weighted Average price per option
		(Euro)
Options outstanding at December 31, 2003	20,119,299	0.91
Expired(1) and Lapsed(2)	(4,278,986)	1.06

Options outstanding at December 31, 2004	15,840,313	0.87
Granted	39,725,000	0.38
Exercised	(11,005,170)	0.38
Expired and Forfeited(1)	(234,073)	1.22
Lapsed(2)	(16,821,240)	0.77

Options outstanding at December 31, 2005	27,504,830	0.42

(1)	These equivalent options expired since they were not exercised during the stated period or were forfeited as they did not become vested due to failure to reach the performance parameters.

(2)	These equivalent options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

The following tables present, with reference to the stock option plans outstanding at December 31, 2005 and 2004, grouped by the range of the exercise price, the residual weighted average life and the weighted average price of the option grants:

Range of Grant Prices	Options Outstanding at December 31, 2005			Options Exercisable at December 31, 2005
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
0.38	25,254,830	3.00	0.38	4,044,830	0.38
0.85	2,250,000	2.42	0.85	2,250,000	0.85

	27,504,830			6,294,830

Of the 27,504,830 options outstanding at December 31, 2005, the number of options exercisable is 6,294,830. 50% of the remaining 21,210,000 options will become exercisable (10,605,000) on January 1, 2006 and the rest will become exercisable on January 1, 2007.

Range of Grant Prices	Options Outstanding at December 31, 2004			Options Exercisable at December 31, 2004
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
0.85	14,900,000	3.43	0.85	8,940,000	0.85
1.22	940,313	0.85	1.22	940,313	1.22

	15,840,313			9,880,313

Financial Statements	Notes To Consolidated Financial Statements

f)    Research and development

During the year 2005, research and development activities at Telecom Italia Group were mainly carried out by the “Innovation & Engineering Services” function (formerly Telecom Italia Lab) under Operations in collaboration with Pirelli Labs, and by Olivetti S.p.A..

Total costs incurred in 2005 amounted to approximately €180 million (€181 million in the prior year) include external costs, labor costs of dedicated staff and depreciation and amortization.

Such costs were incurred mainly by the Wireline and Mobile Business Units. The research activities expensed during the year amount to €128 million (€144 million in 2004). The development activities, which were made available for use during the year, were capitalized to the network or to software costs for an amount equal to €52 million (€37 million in 2004).

Research and development activities conducted by the Telecom Italia Group are detailed in the “Item 5. Operating and Financial Review and Prospects—5.7 Research, Development and Innovation”.

g)    Operating leases

1)    Revenue-related

The Group has signed lease contracts for direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators. At December 31, 2005, the amount of lease installments receivable on non-cancelable lease contracts is the following:

Operating lease payments receivable
(millions of Euro)
Within 1 year	152
From 2 to 5 years	88
Beyond 5 years	—

Total	240

2)    Expense-related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years). At December 31, 2005, the amount of lease installments payable on non-cancelable lease contracts is the following:

Operating lease payments payable
(millions of Euro)
Within 1 year	233
From 2 to 5 years	716
Beyond 5 years	311

Total	1,260

NOTE 40—SUBSEQUENT EVENTS

Sale of Corporacion Digitel C.A.

On January 19, 2006, Telecom Italia, through its subsidiary TIM International N.V., signed the agreement for the sale of the 100% interest in the Venezuelan mobile operator Corporacion Digitel C.A. to Telvenco S.A., on the basis of an enterprise value of the company equal to U.S.$425 million.

Financial Statements	Notes To Consolidated Financial Statements

The execution of the agreement is subject to the receipt of the necessary authorizations from the relevant Venezuelan authorities.

The sale will reduce the net financial debt of the Group by approximately U.S.$425 million.

The sale of the investment in Corporacion Digitel C.A. falls under the strategy to rationalize the portfolio of international investments and focus the presence of the Telecom Italia Group in countries where it is possible to take better advantage of the potential to integrate the fixed and mobile platforms and where there is a national license.

Agreement with Sky for Movie Channels on Alice Home TV

On January 23, 2006, Telecom Italia and Sky signed an agreement for the marketing of the Sky movie channels on “Alice Home TV”, the TV via Internet owned by Telecom Italia, starting from February 2006.

The agreement allows Telecom Italia to broadcast Sky movie channels (Sky Cinema 1, Sky Cinema 2, Sky Cinema 3, Sky Cinema Autore, Sky Cinema Max, Sky Cinema 16:9, Sky Cinema Classics, Studio Universal and Rai Sat Cinema World) dedicated to the best national and international movies.

This agreement brings a broader range of films to “Alice Home TV” which already offers more than 400 movies on demand thanks to agreements reached with major Italian and foreign motion picture companies.

The “movie package” will be offered at a cost of €16 per month (inclusive of VAT) and can be purchased, not only when the request is made to activate “Alice Home TV”, but also through the TV by those who already have Telecom Italia’s IPTV service.

Starting from February 2006, the “Alice Home TV” service, launched in 2005 in Bologna, Milan, Palermo and Rome was extended to a further 17 Italian cities (Alessandria, Bari, Biella, Brescia, Cagliari, Catania, Florence, Genoa, Modena, Naples, Padua, Reggio Emilia, Sondrio, Turin, Trieste, Venice and Verona), reaching about 4 million families.

Repayment of Notes—Telecom Italia Finance S.A.

On January 3, 2006, Telecom Italia Finance S.A. repaid on maturity the “Euro 1,100,000,000 Floating Rate Notes due 2006” issued by Telecom Italia Finance S.A. on May 29, 2002, indexed to the 3-month Euribor plus a spread of 1.25%, for a residual amount of €1,045.4 million.

Early Repayment of Notes—Telecom Italia S.p.A.

On January 30, 2006, the first permissible date allowed by the bond indenture, the floating rate notes maturing October 29, 2007 denominated “Telecom Italia S.p.A. euro 1,000,000,000 Floating Rate Notes due 2007” were repaid in advance, after the resolution passed by the Telecom Italia S.p.A. Board of Directors’ meeting held on December 21, 2005.

Repurchase of Own Treasury Notes—Telecom Italia Finance S.A.

In January 2006, own bonds were repurchased by Telecom Italia Finance S.A. for €48 million out of the notes for €2,513 million, maturing April 20, 2006. The residual nominal debt is thus equal to €2,465 million.

In addition, notes convertible into Telecom Italia S.p.A. or Seat Pagine Gialle S.p.A. and Telecom Italia Media S.p.A. shares with a repayment premium, maturing March 15, 2006 were purchased for a nominal amount of €25 million (€29 million is the repayment amount of the notes repurchased) and notes for €2,250 million, with coupon interest of 6.575%, maturing July 30, 2009 were repurchased for a nominal amount of €20 million. The residual nominal debt of those notes issues is thus equal to €1,710 million and €2,230 million, respectively.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

List of consolidated companies of the Telecom Italia Group included in the scope of consolidation

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
WIRELINE

BBEYOND B.V.	AMSTERDAM	EUR	18,000	100.0000		BBNED N.V.
(telecommunications services)	(HOLLAND)

BBNED N.V.	AMSTERDAM	EUR	82,430,000	99.9939		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(HOLLAND)

ELETTRA TLC S.p.A.	ROME	EUR	10,329,200	70.0000		MEDITERRANEAN NAUTILUS S.A.
(services rendered in connection with submarine cable systems for telecommunications)	(ITALY)

EMAX TRADE S.r.l. (in liquidation)	MILAN	EUR	100,000	100.0000		MATRIX SPA
(Internet site management)	(ITALY)

HANSENET TELEKOMMUNIKATION GmbH	HAMBURG (GERMANY)	EUR	91,521,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
(telecommunications services)

INTERCALL S.A.	PARIS	EUR	807,060	88.6342		LIBERTY SURF GROUP S.A.
(sell of prepaid cards and audiotex services)	(FRANCE)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	2,000,000	99.9700		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)	(ARGENTINA)			0.0300		LATIN AMERICAN NAUTILUS LTD

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9999		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)				0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	105,353,711	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES LTDA
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	105,354,710	99.9999		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS LTD

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO (CHILE)	CLP	8,779,132,671	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’ (COLOMBIA)	COP	4,148,521,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F. (MEXICO)	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)				0.0100		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA (PERÙ)	PEN	43,374,195	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS S.A.	LUXEMBOURG	USD	55,500,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(holding company)

LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLES	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS (VENEZUELA)	VEB	43,425,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)

LIBERTY SURF GROUP S.A.	PARIS	EUR	282,559,451	100.0000		TELECOM ITALIA S.p.A.
(internet provider)	(FRANCE)

LIBERTY SURF NETWORK B.V.	AMSTERDAM	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.
(telephony services)	(HOLLAND)

LIBERTY SURF COMMUNICATIONS LTD (in liquidation)	LONDON (UK)	GBP	1,000	100.0000		LIBERTY TELECOM B.V.
(telephony services)

LIBERTY TELECOM B.V.	AMSTERDAM	EUR	3,871,142	100.0000		LIBERTY SURF NETWORK B.V.
(wireline)	(HOLLAND)

LOQUENDO SOCIETA’ PER AZIONI	TURIN	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)

MATRIX S.p.A.	MILAN	EUR	1,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,151	100.0000		MED-1 SUBMARINE CABLES Ltd
(holding company)	(HOLLAND)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	TEL AVIV (ISRAEL)	NIS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)

MEDITERRANEAN NAUTILUS BV	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
(holding company)

MEDITERRANEAN NAUTILUS GREECE Ltd (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS BV

MEDITERRANEAN NAUTILUS Inc.	DELAWARE	USD	500	100.0000		MEDITERRANEAN NAUTILUS BV
(telecommunications services)	(USA)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	TEL AVIV (ISRAEL)	NIS	1,000	100.0000		MEDITERRANEAN NAUTILUS BV
(TLC services. installation and management of submarine cable systems)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDITERRANEAN NAUTILUS ITALY S.p.A..	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS BV
(installation and management of submarine cable systems)

MEDITERRANEAN NAUTILUS Ltd	DUBLIN	USD	153,259	100.0000		MEDITERRANEAN NAUTILUS S.A.
(installation and management of submarine cable systems)	(IRELAND)

MEDITERRANEAN NAUTILUS S.A.	LUXEMBOURG	USD	118,000,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(holding company)				0.0001		TELECOM ITALIA FINANCE S.A.

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	YTL	350,000	99.9988 0.0003 0.0003		MEDITERRANEAN NAUTILUS BV MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE Ltd

				0.0003

				0.0003

NUOVA TIN.IT S.r.l.	MILAN	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TELECOM ITALIA SAN MARINO S.p.A.	REPUBLIC OF SAN MARINO	EUR	1,550,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
(telecommunications services in San Marino)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)

TELECOM ITALIA S.A.	PARIS	EUR	3,478,234	100.0000		LIBERTY SURF GROUP S.A.
(supply and internet access)	(FRANCE)

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA INC.	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	500,000	99.9998		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0002		TELECOM ITALIA SPARKLE OF NORTH AMERICA INC.

TELECOM MEDIA INTERNATIONAL ITALY-CANADA INC. (in liquidation)	MONTREAL (CANADA)	CAD	952,100	100.0000		TMI—TELEMEDIA INTERNATIONAL LTD
(telecommunications services)

TELECONTACT CENTER S.p.A..	NAPLES	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A..	REPUBLIC OF SAN MARINO	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)

TELEMEDIA INTERNATIONAL USA Inc.	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (housing and hosting)	REPUBLIC OF SAN MARINO	EUR	25,800	99.9999 0.0001		TELECOM ITALIA SAN MARINO S.p.A. TELECOM ITALIA SPARKLE S.p.A.

TI BELGIUM S.P.R.L.—B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A..

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A..

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A..

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)

TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE FRANCE S.A.S.	PUTEAUX (FRANCE)	EUR	3,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of tlc services for wireline and afferent activities)

TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO (BRAZIL)	BRL	2,589,317	100.0000		TMI—TELEMEDIA INTERNATIONAL LTD
(telecommunications services)

MOBILE

BLAH! INC	FLORIDA	USD	23,464,000	100.0000		TIM INTERNATIONAL N.V.
(mobile network services)	(USA)

BLAH! SOCIEDADE ANÔNIMA DE SERVIÇOS E COMÉRCIO	RIO DE JANEIRO	BRL	92,383,315	100.0000		TIM CELULAR S.A.
(internet services)	(BRAZIL)

CRC—Centro de Relacionamento com Clientes LTDA (call center services)	SAO PAULO (BRAZIL)	BRL	98,433,599	100.0000		TIM CELULAR S.A.

MAXITEL S.A. (mobile telephony operator)	BELO HORIZONTE (BRAZIL)	BRL	1,200,769,399	100.0000		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	10,948,214,541	100.0000		TIM INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A. (mobile telephony operator)	SAO PAULO (BRAZIL)	BRL	10,135,186,929	100.0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIM INTERNATIONAL N.V.	AMSTERDAM	EUR	555,431,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(HOLLAND)

TIM ITALIA S.p.A.	MILAN	EUR	413,552,203	100.0000		TELECOM ITALIA S.p.A.
(mobile telephony operator)	(ITALY)

TIM NORDESTE TELECOMUNICAÇÕES S.A. (mobile telephony operator)	JABOATÃO DOS GUARARAPES (BRAZIL)	BRL	535,995,597	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPACOES (holding company for operating companies providing mobile network services)	RIO DE JANEIRO (BRAZIL)	BRL	1,472,074,525	19.8798	50.3335	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIM SUL S.A.	CURITIBA	BRL	1,001,243,386	100.0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDIA

BEIGUA S.r.l. (purchase, sale, management and maintenance of systems for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TI MEDIA BROADCASTING S.r.l.

GIALLO VIAGGI.IT S.r.l. (in liquidation) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

HOLDING MEDIA E COMUNICAZIONE PUBBLICITA’ S.r.l. (in liquidation) (purchase/sale of ad space and management of advertising on radio/TV stations/channels)	ROME (ITALY)	EUR	10,000	100.000		HOLDING MEDIA E COMUNICAZIONE HMC S.p.A.

HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	ROME (ITALY)	EUR	5,064,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

LA7 TELEVISIONI S.p.A. (purchase. management and maintenance of technical transmission systems for audio and video broadcasting)	ROME (ITALY)	EUR	6,200,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		LA7 TELEVISIONI S.p.A.
(services in the field of radio and TV broadcasting. production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	ROME (ITALY)	EUR	600,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	100,327,259.46	65.8300	66.9200	TELECOM ITALIA S.p.A.
(management of all activities connected with the handling of information)	(ITALY)			2.2500	2.2900	TELECOM ITALIA FINANCE S.A.

TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TI MEDIA BROADCASTING S.r.l.	ROME	EUR	10,034,532	100.0000		LA7 TELEVISIONI S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

TIN WEB S.r.l. (in liquidation) (internet site development consulting)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

OLIVETTI

CONSORZIO MAEL	ROME	EUR	52,000	60.0000		OLIVETTI S.p.A.
(participation in bids and competitions held by public and private entities)	(ITALY)			40.0000		TIEMME SISTEMI S.r.l.

DIASPRON DO BRASIL S.A. (in liquidation) (manufacture and export of typewriters and printers)	SAO PAULO (BRAZIL)	BRL	5,135,417	100.0000		OLIVETTI DO BRASIL S.A.

MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation) (manufacture and export of typewriters and printers)	MANAUS (BRAZIL)	BRL	5,583,350	100.0000		OLIVETTI DO BRASIL S.A.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI AUSTRIA Ges.m.b.H (sale of office equipment and accessories)	VIENNA (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI INTERNATIONAL B.V.	AMSTERDAM	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
(holding company)	(HOLLAND)

OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI ARGENTINA S.A.C.e.I. (in liquidation) (sale and maintenance of office equipment)	BUENOS AIRES (ARGENTINA)	ARS	7,590,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI CHILE S.A. (in liquidation) (sale and maintenance of office equipment, accessories and software)	SANTIAGO (CHILE)	CLP	2,574,015,843	99.9999 0.0001		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A.

OLIVETTI COLOMBIANA S.A. (in liquidation) (sale of office and industrial equipment)	BOGOTA’ (COLOMBIA)	COP	2,500,000,000	90.5200 9.4700 0.0001		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A. OLIVETTI CHILE (in liquidation)

OLIVETTI DE PUERTO RICO, Inc. (office equipment in the United States and Central America)	SAN JUAN (PUERTO RICO)	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI DO BRASIL S.A. (manufacture and sale of typewriters, accessories, parts and assistance)	SAO PAULO (BRAZIL)	BRL	111,660,625	96.6446 3.3554		OLIVETTI INTERNATIONAL B.V. OLIVETTI MEXICANA S.A. (in liquidation)

OLIVETTI ENGINEERING S.A. (ex YMINDS) (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.

OLIVETTI I-JET S.p.A.	ARNAD	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA—ITALY)

OLIVETTI MEXICANA S.A. (in liquidation) (manufacture and sale, import-export of typewriters, adding machines, accessories and parts, technical assistance services)	MEXICO CITY (MEXICO)	MXN	34,637,065	99.9999 0.0001		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A.

OLIVETTI S.p.A.	IVREA	EUR	128,000,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN—ITALY)

OLIVETTI TECNOST (H.K.) LTD (in liquidation)	HONG KONG	HKD	200,000	99.5000		OLIVETTI INTERNATIONAL B.V.
(sale of equipment and systems in the Pacific area and other areas)				0.5000		OLIVETTI S.p.A.

OLIVETTI TECNOST ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9863		OLIVETTI INTERNATIONAL B.V.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI TECNOST NEDERLAND B.V. (sale of office equipment and accessories)	LEIDERDORP (HOLLAND)	EUR	6,468,280	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI TECNOST PORTUGAL, S.A (sale of office equipment and accessories)	LISBON (PORTUGAL)	EUR	275,000	99.9927		OLIVETTI INTERNATIONAL B.V.

TIEMME SISTEMI S.r.l.	CARSOLI	EUR	1,040,000	100.0000		OLIVETTI S.p.A.
(electric, electromechanical, electronic equipment and related systems)	(L’AQUILA— ITALY)

TIESSE S.c.p.A.	ROME	EUR	103,292	42.0000		OLIVETTI S.p.A.
(installation and assistance for electromechanical, electronic, computer, telematic and telecommunications equipment)	(ITALY)			19.0000		TIEMME SISTEMI S.r.l.

TOP SERVICE S.p.A.	MODUGNO	EUR	564,650	91.2100		OLIVETTI S.p.A.
(electronic diagnostics and repairs of computer products)	(BARI—ITALY)

WIRELAB S.p.A.	SCARMAGNO	EUR	300,000	70.0000		OLIVETTI S.p.A.
(repairs, management and assistance of fixed telecommunications and other equipment)	(TURIN—ITALY)

OTHER ACTIVITIES

ASCAI SERVIZI S.r.l. (insurance mediation)	ROME (ITALY)	EUR	73,337	64.9599		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.

CONS. FORM. PROF.MEZZOGIORNO D’ITALIA E PAESI AREA MEDITERRANEA-NAUTILUS (professional training)	ROME (ITALY)	EUR	30,000	31.0000 20.0000		TELECOM ITALIA LEARNING SERVICES S.p.A. MEDITERRANEAN NAUTILUS Ltd

CONSORZIO ENERGIA GRUPPO TELECOM ITALIA (coordination of power for fixed and mobile networks of consortia)	ROME (ITALY)	EUR	10,000	50.0000 50.0000		TELECOM ITALIA S.p.A. TIM ITALIA S.p.A.

DATACOM S.A. (data transmission services)	LA PAZ (BOLIVIA)	BOB	66,938,200	100.0000		ENTEL S.A.—EMPRESA NACIONAL DE TELECOMUNICACIONES

DOMUS ACADEMY S.p.A.	MILAN	EUR	140,000	67.3336		TELECOM ITALIA S.p.A.
(specialized design courses)	(ITALY)

EDOTEL S.p.A.	TURIN	EUR	4,847,193	100.0000		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)

EMSA Servizi S.p.A.	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

ENTEL S.A.-EMPRESA NACIONAL DE TELECOMUNICACIONES S.A.—ENTEL BOLIVIA (telecommunications services)	LA PAZ (BOLIVIA)	BOB	1,280,898,800	50.0000		ETI—EURO TELECOM INTERNATIONAL N.V.

ETI—EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.

EUSTEMA S.p.A.	ROME	EUR	312,000	67.3333		TELECOM ITALIA S.p.A.
(design, research. development and marketing of software, information and online systems)	(ITALY)

I.T. TELECOM S.r.l.	MILAN	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other software development and software consulting)	(ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ICH—INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	ROME (ITALY)	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.

NETESI S.p.A. (in liquidation)	MILAN	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and multimedia services)	(ITALY)

O&B COSTRUZIONI GENERALI S.r.l. (real estate purchases, exchanges and sales)	IVREA (TURIN—ITALY)	EUR	100,000	50.1000		OLIVETTI MULTISERVICES S.p.A.

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN—ITALY)

OLIVETTI GESTIONI IVREA S.p.A. (real estate services)	IVREA (TURIN—ITALY)	EUR	1,300,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI HOLDING B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

OLIVETTI INTERNATIONAL (SERVICE) S.A. (in liquidation) (administrative services)	LUGANO (SWITZERLAND)	CHF	50,000	100.0000		TELECOM ITALIA FINANCE S.A.

OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI SYSTEMS TECHNOLOGY CORPORATION (real estate management)	YOKOHAMA (JAPAN)	JPY	100,000,000	100.0000		TELECOM ITALIA FINANCE S.A.

OMS HOLDING B.V.	AMSTERDAM	EUR	20,000	100.0000		OLIVETTI MULTISERVICES S.p.A.
(financing)	(HOLLAND)

PROGETTO ITALIA S.p.A.	MILAN	EUR	1,000,000	100.0000		TELECOM ITALIA S.p.A.
(development and improvement of the Telecom Italia brand)	(ITALY)

RUF GESTION S.A.S.	PUTEAUX	EUR	266,300	100.0000		OMS HOLDING B.V.
(real estate services)	(FRANCE)

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (financing)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.

SATURN VENTURE PARTNERS LLC (financing)	DELAWARE (USA)	USD	27,166,100	56.9626 17.8476		TELECOM ITALIA LAB SA TELECOM ITALIA S.p.A.

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TECO SOFT ARGENTINA S.A. (in liquidation) (design. development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.

TELECOM ITALIA AMERICA LATINA S.A. (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	43,614,072	99.9996		TELECOM ITALIA S.p.A.

TELECOM ITALIA AUDIT—SCARL	MILAN	EUR	2,750,000	81.8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)			18.1818		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	99.9990		TELECOM ITALIA S.p.A.
(financing)				0.0010		TELECOM ITALIA FINANCE S.A.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(financing)

TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LAB S.A.	LUXEMBOURG	USD	163,870	99.9939		TELECOM ITALIA S.p.A.
(holding company)				0.0061		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA LEARNING SERVICES DO BRASIL LIMITADA (information consulting and services)	SAO PAULO (BRAZIL)	BRL	174,040	99.9989		TELECOM ITALIA LEARNING SERVICES S.p.A.

TELECOM ITALIA LEARNING SERVICES S.p.A. (professional training)	MILAN (ITALY)	EUR	1,560,000	100.0000		TELECOM ITALIA S.p.A.

TELENERGIA S.r.l.	ROME	EUR	50,000	80.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)			20.0000		TIM ITALIA S.p.A.

TELSI Unlimited (financing company)	LONDON (UK)	GBP	496,661,807	100.0000		TELECOM ITALIA FINANCE S.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT LATAM S.A.	SAO PAULO	BRL	1,500,000	99.9995		TELECOM ITALIA AUDIT – SCARL
(internal auditing)	(BRAZIL)

TRAINET S.p.A. (in liquidation)	ROME	EUR	674,446	100.0000		TELECOM ITALIA S.p.A.
(development. operation and sales of teleteaching systems)	(ITALY)

Telecom Italia Group

List of consolidated companies held for sale

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
CORPORACION DIGITEL C.A.	CARACAS	VEB	41,214,946,687	100.0000		TIM INTERNATIONAL N.V.
(telecommunications services)	(VENEZUELA)

GRUPPO BUFFETTI S.p.A.	ROME	EUR	11,817,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(manufacture of products regarding the paper industry, printing and publishing)	(ITALY)

OFFICE AUTOMATION PRODUCTS S.r.l. (in liquidation) (wholesale of magnetic supports)	ROME (ITALY)	EUR	90,000	100.0000		GRUPPO BUFFETTI S.p.A.

SK DIRECT S.r.l.	ROME	EUR	1,570,507	100.0000		GRUPPO BUFFETTI S.p.A.
(graphic arts)	(ITALY)

Telecom Italia Group

List of associated and jointly controlled companies accounted for by the equity method

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ARCHEO S.p.A. (in liquidation)	BARI	EUR	464,400	25.0000		OFI CONSULTING S.r.l.
(services)	(ITALY)

AREE URBANE S.r.l.	MILAN	EUR	307,717	31.6499		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.

AVEA ILETISIM HIZMETLERI A.S. (mobile telephony operator)	ISTANBUL (TURKEY)	TRY	7,024,867,230,970,000	40.5647		TIM INTERNATIONAL N.V.

BALTEA S.r.l.	IVREA	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN— ITALY)

BROAD BAND SERVICE S.A. (production and sales of multimedia services)	REPUBLIC OF SAN MARINO	EUR	258,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.

CABLE INSIGNIA S.A. (in liquidation) (telecommunications services)	ASUNCIÓN (PARAGUAY)	PYG	2,600,000,000	75.0000		TELECOM PERSONAL S.A.

CONSORZIO DREAM FACTORY (in liquidation) (promotion of new economy development in the weak areas of the country)	ROME (ITALY)	EUR	20,000	20.0000		TELECOM ITALIA S.p.A.

CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	30,987	50.0000		TELECOM ITALIA S.p.A.

CONSORZIO IRI TELEMATICA CALABRIA—TELCAL (planning and development of the “Piano Telematico Calabria” project)	CATANZARO (ITALY)	EUR	877,975	24.0000		TELECOM ITALIA S.p.A.

CONSORZIO REISS FORM (training and consulting services for training and management)	ROME (ITALY)	EUR	51,646	50.0000		TELECOM ITALIA LEARNING SERVICES S.p.A.

CONSORZIO S.I.A.R.C. (in liquidation) (supply of information products and services)	NAPLES (ITALY)	EUR	25,821	30.0000		TELECOM ITALIA S.p.A.

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (professional training)	NAPLES (ITALY)	EUR	129,114	20.0000		TIM ITALIA S.p.A.

CONSORZIO TURISTEL	ROME	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.

IM.SER S.p.A.	TURIN	EUR	889,950	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

IN.VA. S.p.A.	AOSTA	EUR	520,000	40.0000		TELECOM ITALIA S.p.A.
(information systems)	(ITALY)

INTERCALL HELLAS	ATHENS	EUR	496,696	29.4100		INTERCALL S.A.
(telecommunications services and sale of prepaid telephone cards)	(GREECE)

ISCE Investors in Sapient & Cuneo Europe S.A.	LUXEMBOURG	EUR	4,334,400	25.0000		TELECOM ITALIA MEDIA S.p.A.
(investment company)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ITALTEL HOLDING S.p.A.	MILAN	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)

LI.SIT.—LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information and TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.

LUNA ROSSA CHALLENGE 2007 S.L. (development, organization of sail race, America’s Cup included)	VALENCIA (SPAIN)	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.

LUNA ROSSA TRADEMARK s.a.r.l.	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
(acquisition, maintenance, development of intellectual property)

MATERIAL CONNEXION MILANO S.r.l. (maintenance of software)	MILAN (ITALY)	EUR	100,000	20.0000		DOMUS ACADEMY S.p.A.

MIAECONOMIA S.r.l.	ROME	EUR	1,000,000	30.0000		MATRIX S.p.A.
(publishing in the field of personal finance)	(ITALY)

MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	210,000	99.9900 0.0100		TELECOM ARGENTINA S.A. PUBLICOM S.A.

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NAVIGATE CONSORTIUM	MILAN	EUR	582,716	20.0000		TELECOM ITALIA S.p.A.
(terrestrial and satellite network integration)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

NORTEL INVERSORA S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	78,633,050	51.0400	67.7883	SOFORA TELECOMUNICACIONES SA

NUCLEO S.A.	ASUNCIÓN	PYG	175,200,000,000	67.5000		TELECOM PERSONAL S.A.
(telecommunications services)	(PARAGUAY)

OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN— ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.

OLITECNO S.A. DE C.V. (in liquidation) (manufacture and sale of products for the telecommunications industry)	MEXICO D.F. (MEXICO)	MXN	1,000,000	50.0000		OLIVETTI MEXICANA S.A. (in liquidation)

PERSEO S.r.l. (acquisition, sale, change, lease, administration and maintenance of registered real estate for every use and destination)	CASELLE TORINESE (TURIN— ITALY)	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.

PUBLICOM S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	16,000,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

SHARED SERVICE CENTER SCARL (planning, design, installation running of computer services	MILAN (ITALY)	EUR	1,756,612	40.9090 4.5455 4.5455		TELECOM ITALIA S.p.A. OLIVETTI S.p.A. TIM ITALIA S.p.A.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
SIEMENS INFORMATICA S.p.A.	MILAN	EUR	6,192,000	49.0000		TELECOM ITALIA S.p.A.
(supply of innovating solutions in the field of electronic and mobile business)	(ITALY)

SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 17.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.

SOLPART PARTICIPACOES S.A. (holding company for investment in Brasil Telecom Participaçoes S.A.)	RIO DE JANEIRO (BRAZIL)	BRL	1,657,200,000	38.0000		TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A.	MILAN	EUR	4,083,330	31.0345		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)

TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54.7364		NORTEL INVERSORA S.A.

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9923 0.0077		TELECOM ARGENTINA S.A. PUBLICOM S.A.

TELEGONO S.r.l.	ROME	EUR	1,000,000	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	14,185,288	49.4707		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

UBA- NET S.A. (in liquidation) (teleteaching systems)	BUENOS AIRES (ARGENTINA)	ARS	12,000	50.0000		TRAINET S.p.A. (in liquidation)

WEMACOM TELEKOMMUNIKATION GmbH (telecommunications services)	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH

Telecom Italia Group

Other significant investments in accordance with Consob resolution No. 11971 dated May 14, 1999

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ATESIA- Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	ROME (ITALY)	EUR	3,150,406	19.9000		TELECOM ITALIA S.p.A.

CEFRIEL S.r.l.	MILAN	EUR	100,000	5.8000		TELECOM ITALIA S.p.A.
(updating and research in the sector of electronics engineering)	(ITALY)			5.8000		TIM ITALIA S.p.A.

CELL-TEL S.p.A.	IVREA	EUR	500,000	15.0000		OLIVETTI S.p.A.
(telecommunications equipment, installations and systems)	(TURIN—ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(financing)	(ITALY)

IFM INFOMASTER S.p.A.	GENOA	EUR	161,765	12.0000		TELECOM ITALIA LAB S.A.
(planning and development of call center solutions)	(ITALY)

INNOVIS S.p.A.	IVREA	EUR	325,000	15.0000		OLIVETTI S.p.A.
(computer, online and telecommunications equipments and services)	(TURIN—ITALY)

INSULA S.p.A.	VENICE-MESTRE	EUR	2,064,000	12.0000		TELECOM ITALIA S.p.A.
(telecommunications services)	(ITALY)

ITALBIZ.COM Inc. (Internet services)	LOS ANGELES (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.

LEISURE LINK HOLDINGS ltd (manufacture of gaming and leisure-time machines)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.

LOCATIONET SYSTEM Ltd	NETANYA	NIS	0	12.9700		TELECOM ITALIA LAB S.A.
(development of middle-ware platform for the supply of location services)	(ISRAEL)

OGER TELECOM LIMITED	DUBAY	USD	1,500,000,000	13.3300		TIM INTERNATIONAL N.V.
(holding company)	(UNITED ARAB EMIRATES)

PAS GROUP—Professional Application Software S.r.l.	MILAN (ITALY)	EUR	91,800	16.6700		EUSTEMA S.p.A.
(software production)

PIEDMONT INTERNATIONAL S.A.	LUXEMBOURG	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.
(financing)

RETAIL NETWORK SERVICES B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	15,129,484	13.6500		OLIVETTI S.p.A

TWICE SIM S.p.A. (investment services)	MILAN (ITALY)	EUR	8,450,000	14.2300		TELECOM ITALIA MEDIA S.p.A.

USABLENET INC	DELAWARE	USD	4	18.1081		TELECOM ITALIA LAB SA
(development of software for the analysis of web site usability)	(USA)

WAVEMARKET INC. (holding company)	DELAWARE (USA)	USD	25,183	11.0100		SATURN VENTURE PARTNERS LLC

NOTE 42—TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Until the end of 2004, Telecom Italia prepared its consolidated financial statements and other interim information (including quarterly and six-month data) in accordance with Italian generally accepted accounting principles (Italian GAAP).

Beginning from the year 2005, Telecom Italia prepares its interim consolidated financial statements and annual consolidated financial statements in accordance with IFRS. Beginning from the year 2006, Telecom Italia will also prepare its Italian statutory financial statements in accordance with these same standards.

Given the Recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 containing guidelines for companies listed within the EU regarding the transition to IFRS, the information required by IFRS 1 is provided. Such information regards the impact that the conversion to International Financial Reporting Standards (IFRS) has as of and for the year ended December 31, 2004, on the consolidated financial position, the consolidated statements of operations and cash flows presented.

Financial Statements	Notes To Consolidated Financial Statements

The footnotes describe the basis of transition for the first-time application of IFRS (IFRS 1) and the other IFRS elected, including the assumptions made by the directors on the IFRS standards and interpretations in force and on the accounting policies adopted for the preparation of the first complete financial statements in accordance with IFRS at December 31, 2005.

As described in greater detail in the following paragraphs, the consolidated balance sheets and the consolidated statements of operations in accordance with IFRS have been derived from the consolidated data, prepared in accordance with the provisions of Italian law, by making the appropriate IFRS adjustments and reclassifications to reflect the changes in the presentation, recognition and valuation required by IFRS.

In particular, adjustments have been made to conform with IFRS in effect as of December 31, 2005 and which have been used for preparation of the opening balance sheet at January 1, 2004 and the consolidated financial statements prepared in accordance with IFRS at December 31, 2004.

The accounting statements and the reconciliations have been prepared solely for purpose of preparing the first complete consolidated financial statements in accordance with IFRS.

For purposes of the presentation of the effects of the transition to IFRS and to satisfy the rules for disclosure indicated in paragraphs 39 a) and b) and 40 of IFRS 1 of the effects of the first-time application of IFRS, the Telecom Italia Group has followed the example contained in paragraph IG 63 of IFRS 1.

The effects of the transition to IFRS are the result of changes in accounting principles and, consequently, as required by IFRS 1 are reflected in the opening shareholders’ equity at the date of transition (January 1, 2004). In the transition to IFRS, the estimates previously formulated in accordance with Italian GAAP have been maintained, unless the adoption of IFRS has required the calculation of estimates in accordance with different methods.

RULES FOR THE FIRST-TIME ADOPTION, ACCOUNTING OPTIONS ELECTED IN THE IFRS FIRST-TIME ADOPTION AND IFRS SELECTED BY THE TELECOM ITALIA GROUP

The restatement of the opening consolidated balance sheet at January 1, 2004 and of the consolidated financial statements for the year ended December 31, 2004 has also required the Telecom Italia Group to elect the following options among those provided by IFRS:

•

financial statement presentation:    the “current/non-current” classification has been adopted for the balance sheet, which is generally applied by industrial and commercial enterprises, while the classification of expenses by nature has been elected for the statement of operations. This has required the reclassification of the historical financial statements prepared in accordance with the formats provided by Legislative Decree 127/1991;

•	optional exemptions provided by IFRS 1 upon first-time application of IFRS (January 1, 2004):

–

valuations of property, plant and equipment, investment property and intangible assets at fair value or, alternatively, at revalued cost as the deemed cost:    for certain categories of property, plant and equipment, revalued cost has been adopted instead of cost;

–

share-based payments:    the Group has chosen to apply the exemptions allowed in IFRS 1, paragraph 25 B, and has therefore not applied IFRS 2 to stock options plans granted before November 7, 2002, partly in view of the fact that there were no changes in the terms and conditions of those plans;

–

business combinations:    for the first-time application of IFRS to any business combination, the purchase method set out in IFRS 3 has been applied prospectively beginning from January 1, 2004. This has led to the cessation of amortization of goodwill and of differences on consolidation recorded at January 1, 2004;

–

reserve for net translation differences deriving from the translation of the financial statements of foreign operations:    as allowed by IFRS 1, the cumulative net translation differences deriving from previous translations of the financial statements of foreign operations have not been recognized at the date of transition (January 1, 2004); only those arising subsequent to that date, instead, have been recognized;

Financial Statements	Notes To Consolidated Financial Statements

–

classification and measurement of financial instruments:    IAS 32 (Financial Instruments: Disclosures and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), have been adopted earlier, as allowed, on January 1, 2004 (instead of application starting from the financial statements for the periods beginning on or after January 1, 2005);

–

designation date of financial instruments as instruments at fair value through profit or loss or as available for sale:    as allowed by IFRS 1, the designation of financial instruments as a financial asset “at fair value through profit or loss” or “available for sale” has been carried out at the transition date (January 1, 2004) instead of at the date of initial recognition provided by IAS 39;

–

derecognition of financial assets and liabilities:    in accordance with IFRS 1, if certain non-derivative financial assets and/or liabilities pertaining to transactions that occurred before January 1, 2004 have been derecognized in accordance with previous accounting policies, those assets and/or liabilities do not have to be recognized (and therefore re-recognized in the financial statements) in accordance with IAS 39, except in cases in which the information needed to apply IAS 39 to assets and/or liabilities derecognized as a result of past transactions was available at the time of initially accounting for those transactions. The Telecom Italia Group has taken advantage of such option and has applied the “derecognition of non-derivative financial assets/liabilities” prospectively from January 1, 2003.

The election of the above options was mainly dictated by the simplicity of their application exception for the “Classification and measurement of financial instruments” and the “Designation date of financial instruments as instruments at fair value through profit or loss or as available for sale” for which early adoption at January 1, 2004 was elected (instead of January 1, 2005) to correspond with the transition date to IFRS;

•	accounting treatments selected from the accounting options provided by IFRS:

–

inventories:    in accordance with IAS 2, the cost of inventories should be determined by using the FIFO method or the weighted average cost method. The Telecom Italia Group has elected to use the weighted average cost method for each movement;

–

valuation of tangible assets and intangible assets:    subsequent to the initial recording at cost, IAS 16 and IAS 38 provide that these assets may be valued at cost (and depreciated/amortized) or at fair value. The Telecom Italia Group has elected to adopt the cost method;

–

valuation of investment property:    in accordance with IAS 40, a property held as an investment property should be initially recorded at cost, including directly chargeable incidental costs. Subsequently, that property may be valued at fair value or at cost. The Telecom Italia Group has elected to adopt the cost method;

–

borrowing costs:    for the purposes of recording borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, IAS 23 provides that an entity may apply the benchmark accounting treatment, which provides for the immediate expensing of borrowing costs, or the allowed alternative accounting treatment, which provides, in the presence of certain conditions, for the capitalization of borrowing costs. The Telecom Italia Group has elected to record borrowing costs in the statement of operations;

–

accounting for interests in joint ventures in the consolidated financial statements:    in accordance with IAS 31, interests in joint ventures may be accounted for by using the equity method or, alternatively, using the proportionate consolidation method. The Telecom Italia Group has elected to adopt the equity method.

Financial Statements	Notes To Consolidated Financial Statements

PRINCIPAL IMPACT OF THE APPLICATION OF IFRS ON THE OPENING BALANCE SHEET AS OF JANUARY 1, 2004 AND CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

The differences arising from the application of IFRS compared to Italian GAAP as well as Telecom Italia’s election of the accounting options provided by IFRS described above, require a restatement of the financial statements prepared in accordance with the previous Italian regulations on financial statements resulting in significant effects, in some cases, on shareholders’ equity and net financial debt of the Group, which can be summarized as follows:

Opening balance sheet as of January 1, 2004:

	Italian GAAP	IFRS Adjustments		IFRS
	(millions of Euro)
Shareholders’ equity:
• Shareholders’ equity attributable to the Group	16,092	163		16,255
• Shareholders’ equity attributable to Minority interests	4,497	32		4,529

Total	20,589	195	(*)	20,784

(*)

Following the publishing of the “Operating guide for the transition to the IFRS international accounting standards” by the O.I.C in October 2005, the amounts due from shareholders for subscribed capital unpaid of €4 million at January 1, 2004 were reversed from assets and recorded directly as a deduction of Shareholders’ equity attributable to the Group.

Consolidated financial statements as of December 31, 2004:

	Italian GAAP	IFRS Adjustments	IFRS
	(millions of Euro)
Shareholders’ equity:
• Shareholders’ equity attributable to the Group	15,172	1,076	16,248
• Shareholders’ equity attributable to Minority interests	4,689	(139)	4,550

Total	19,861	937 (*)	20,798

Net income:
• attributable to the Group	781	1,034	1,815
• attributable to Minority interests	1,121	(102)	1,019

Total	1,902	932	2,834

(*)

Following the publishing of the “Operating guide for the transition to the IFRS international accounting standards” by the O.I.C in October 2005, the amounts due from shareholders for subscribed capital unpaid of €45 million at December 31, 2004 were reversed from assets and recorded for €3 million directly as a deduction of Shareholders’ equity attributable to the Group and for €42 million directly as a deduction of Shareholders’ equity attributable to Minority interests.

Financial Statements	Notes To Consolidated Financial Statements

In particular, the principal adjustments can be summarized as follows:

	Shareholders’ equity at January 1, 2004	Shareholders’ equity at December 31, 2004	Net income for the year 2004
	(millions of Euro)
TOTAL AMOUNT (ATTRIBUTABLE TO THE GROUP AND THE MINORITY INTERESTS) ACCORDING TO ITALIAN GAAP	20,589	19,861	1,902
less: minority interests	(4,497)	(4,689)	(1,121)

ATTRIBUTABLE TO THE GROUP ACCORDING TO ITALIAN GAAP	16,092	15,172	781
ADJUSTMENTS TO ITEMS OF THE STATEMENT OF OPERATIONS ACCORDING TO ITALIAN GAAP:
1) goodwill and differences on consolidation	—	1,549	1,549
2) scope of consolidation	141	78	(46)
3) factoring transactions	—	—	—
4) sale and lease back of properties	(199)	(290)	(91)
5) reserves for risks and future charges	340	(1)	(318)
6) notes and bonds (including convertible and exchangeable notes and bonds)	489	406	(83)
7) derivative financial instruments	(65)	(283)	(17)
8) treasury stock	(393)	(393)	—
9) revenue recognition	(320)	(530)	(210)
10) deferred tax assets	240	190	(50)
11) land	86	91	5
12) employee severance indemnities	80	70	(10)
13) derecognition of start-up and expansion costs	(86)	(61)	32
14) value adjustments to tangible and intangible assets produced within the Group	(110)	(83)	27
15) restoration costs	(68)	(111)	(43)
16) equity investments in listed companies and call options on shares measured at fair value	79	122	2
17) Reversal of amounts due from shareholders for subscribed capital unpaid	(4)	(45)	—
Other	(15)	(88)	(57)
Tax effect on items in reconciliation	—	316	242
Items in reconciliation attributable to minority interests	(32)	139	102

AMOUNT ATTRIBUTABLE TO THE GROUP ACCORDING TO IFRS	16,255	16,248	1,815

The individual adjustments are presented in the table before taxes and minority interests; the tax effects on the reconciliation items and the reconciliation items attributable to minority interests are shown as two separate adjustment items. Moreover, the amounts relating to the effects on assets, liabilities, expenses and revenues presented in the comments on the aforementioned adjustments include the corresponding amounts related to discontinued operations/assets held for sale which, under IFRS 5, in the balance sheets at January 1, 2004 and December 31, 2004, have been classified separately and grouped in the captions “Discontinued operations/assets held for sale” and “Liabilities relating to discontinued operations/assets held for sale” and in the statement of operations in the caption “Net income (loss) from discontinued operations/assets held for sale”.

Financial Statements	Notes To Consolidated Financial Statements

	As of
	January 1, 2004	December 31, 2004
	(millions of Euro)
NET FINANCIAL DEBT ACCORDING TO ITALIAN GAAP	33,346	29,525
Reclassifications: inclusion, in the net financial debt, of non-current receivables from associates and loans to employees and third parties	(204)	(151)

NET FINANCIAL DEBT ACCORDING TO ITALIAN GAAP, AFTER RECLASSIFICATIONS	33,142	29,374
ADJUSTMENTS TO ITEMS OF BALANCE SHEET ACCORDING TO ITALIAN GAAP:
1. goodwill and differences on consolidation	—	—
2. scope of consolidation	799	1,079
3. factoring transactions	351	760
4. sale and leaseback of properties	1,651	1,603
5. reserves for risks and future charges	—	—
6. notes and bonds (including convertibles and exchangeable notes and bonds)	(425)	(280)
7. derivative financial instruments	28	303
8. treasury stock	—	—
9. revenue recognition	—	—
10. deferred tax assets	—	—
11. land	—	—
12. employee severance indemnities	—	—
13. derecognition of start-up and expansion costs	—	—
14. value adjustments to tangible and intangible assets produced within the Group	—	—
15. restoration costs	—	—
16. equity investments in listed companies and call options on shares measured at fair value	—	—
17. reversal of amounts due from shareholders for subscribed capital unpaid	—	—
Other	34	23

NET FINANCIAL DEBT ACCORDING TO IFRS	35,580	32,862

Following is a description of the principal IFRS adjustments (described above) made to the Italian GAAP amounts:

1)

goodwill and differences on consolidation:    such items are no longer amortized systematically in the statement of operations but are subject to a test, carried out at least annually, to an impairment test. To this end, cash-generating units have been identified to which the relative goodwill has been allocated. Impairment tests were carried out which confirmed the amounts recorded under Italian GAAP.

The impact of the application of IFRS 3 is an increase in total net income for the year 2004 (and therefore total shareholders’ equity at December 31, 2004) of €1,549 million (of which €1,525 million attributable to the Group) and is entirely due to the elimination of amortization;

2)

scope of consolidation:    the change in the scope of consolidation has led to the inclusion of Special Purpose Entities (SPEs) set up for specific transactions. Furthermore, the line-by-line consolidation of controlling equity investments also determined the elimination of the holdings classified in current assets. Consequently, this principally resulted in: (i) the consolidation at January 1, 2004 of the TIM shares classified in current assets; (ii) the consolidation of the special purpose entity TISV (set up for the securitization transactions) to which receivables are sold and for whose financial needs securities are issued that are subscribed to by third-party investors; and (iii) the consolidation of companies in a wind-up.

Moreover, as part of the corporate integration of Telecom Italia and TIM, on December 21, 2004, Telecom Italia concluded an agreement, called “Confirmation of Share Basket Option Transaction” for the purchase of call options and the sale of put options, both up to a maximum number of 25 million, each having an underlying basket of shares composed of 2 TIM ordinary shares and 1 TIM savings

Financial Statements	Notes To Consolidated Financial Statements

share. The exercise price is equal to €5.57 for each ordinary and savings share. On February 3, 2005, Telecom Italia exercised the call options on 21 million TIM savings shares for a total outlay of €117 million.

On February 8, 2005, the counterparty exercised the put option rights and thus on February 11, 2005, Telecom Italia purchased 42 million TIM ordinary shares for a total outlay of €234 million. The irrevocable commitment which arose at the end of 2004 to purchase the above-mentioned TIM shares in the early months of 2005 determines, for IFRS purposes, the consolidation of a further equity interest in TIM at December 31, 2004 with the consequent recording of a financial liability equal to the total outlay of €351 million and the booking of additional goodwill of €294 million. This accounting treatment thus has the following impact:

•

at January 1, 2004:    an increase in total shareholders’ equity of €141 million (of which €178 million is attributable to the Group) owing to the consolidation of TIM shares (and the consequent booking of differences on consolidation in intangible assets) and an increase in net financial debt of €799 million owing to the consolidation of TISV;

•

at December 31, 2004:    an increase in total shareholders’ equity of €78 million due mainly to the consolidation of the TIM shares referring to the above put/call options and an increase in the net financial debt of €1,079 million of which €728 million is due to the consolidation of TISV and €351 million relative to the put/call options on TIM shares.

As for securitization transactions and the consequent line-by-line consolidation of the TISV payable, the maximum risk to Telecom Italia was limited solely to the Deferred Purchase Price (DPP) which is equal to about 10% of the receivables sold and which represents the deferred component of the sale price; this risk is therefore considerably lower than the amount of the payable which the application of the accounting policies requires to be consolidated;

3)

factoring transactions:    the adoption of IAS 39 and in particular the provisions concerning the derecognition of financial assets (receivables) results in a more restrictive interpretation of the requirements for the recognition of the sale of receivables without recourse (for IFRS purposes, the sale is recognized on condition that all the risks and rewards have substantially been transferred). Accordingly, the receivables sold are added back to the assets and the consideration collected is booked as an advance received.

This treatment has the following impact:

•

at January 1, 2004:    an increase in the net financial debt of €351 million attributable to the recording of a short-term financial payable (advance received) of €351 million, with an increase in trade receivables for the same amount;

•

at December 31, 2004:    an increase in the net financial position of €760 million attributable to a short-term financial payable (advance received) of €760 million, with an increase in trade receivables for the same amount;

4)

sale and leaseback of properties:    some transactions for the sale of properties carried out by the Telecom Italia Group in prior years have been recorded in accordance with the finance method provided by IAS 17 in that the present value of the contractually provided payments approximates the fair value of the properties under lease. Accordingly, in the balance sheet, entries are made in the assets for the assets sold and leased back and, in the liabilities, for the residual payable. In the statement of operations, entries are made for the depreciation charge and interest expense instead of the lease payments whereas the gain realized at the time of sale is deferred over the period of the contract. The application of this method has the following impact for the Telecom Italia Group:

•

at January 1, 2004:    a decrease in total shareholders’ equity of €199 million (entirely attributable to the Group), before a positive tax effect of €39 million. Such effects have come from an increase in tangible assets (buildings) of €1,363 million, an increase in financial payables of €1,651 million (including deferred gains), an increase in deferred tax assets (net of the reserve for deferred taxes) of €39 million and a decrease of €89 million in the deferred income recorded under Italian GAAP for the deferral of the gains not yet realized with third parties;

Financial Statements	Notes To Consolidated Financial Statements

•

at December 31, 2004:    a decrease in total shareholders’ equity, entirely attributable to the Group, of €290 million (before a positive tax effect of €70 million), of which €91 million is attributable to a reduction in the net income for the year before tax. Such effects came from an increase in tangible assets (buildings) of €1,282 million, an increase in financial payables of €1,603 million (with a consequent increase in the net financial debt by the same amount), an increase in deferred tax assets (net of the reserve for deferred taxes) of €70 million, and a decrease of €31 million in the deferred income recorded under Italian GAAP for the deferral of the gains not yet realized with third parties. The negative effect on 2004 net income of €91 million, before a tax effect of €31 million, came from a decrease in operating expenses of €106 million (including €187 million for the reversal of the lease payments that were partly compensated by an increase of €81 million for higher depreciation of the assets leased), an increase in net financial expenses of €139 million and the reversal of the gains previously deferred and credited to the statement of operations in 2004 for €58 million;

5)

reserves for risks and future charges:    the recognition of these liabilities, in accordance with IFRS, is subject to the existence of specific objective conditions and the discounting of the amounts that are expected to be paid beyond 12 months. In particular, the IFRS opening balance sheet of the Telecom Italia Group at January 1, 2004 benefits from a positive adjustment to opening shareholders’ equity for the derecognition of certain reserves for risks and charges recorded in the financial statements in accordance with Italian GAAP. This different accounting treatment, in the IFRS financial statements at December 31, 2004, causes a reduction of net income as a consequence of the reversal of the releases to the statement of operations of the reserves for risks and charges recorded in 2004 under Italian GAAP.

Such impact can be summarized as follows:

•

at January 1, 2004:    an increase in total shareholders’ equity of €340 million (of which €225 million attributable to the Group), before a negative tax effect of €101 million (€60 million attributable to the Group), to derecognize certain reserves for risks and charges not recognized under IFRS and for the discounting of the other reserves with maturities due beyond 12 months;

•

at December 31, 2004:    a decrease in total shareholders’ equity of €1 million, including a decrease in total net income of €318 million (of which €200 million attributable to the Group) before a positive tax effect of €102 million, caused by an increase in operating expenses of €318 million (mainly for the reversal of the releases of the reserves recorded during the year) and a reduction in income taxes of €102 million;

6)

notes and bonds (including convertible and exchangeable notes and bonds):    in accordance with Italian GAAP, bonds (including convertible or exchangeable bonds) are recorded at the residual nominal amount (principal); an any issue premiums or discounts, as well as issue expenses, are deferred and amortized over the note/bond period.

Under IFRS, notes and bonds (without implicit derivatives) are stated in accordance with the amortized cost method, that is, at the initial amount (fair value) net of repayments of principal already made, adjusted by the amortization (at the effective interest rate) of any differences (such as premiums/discounts, issue expenses and repayment premiums) between the initial amount and the amount repayable at maturity. The amount of compound financial instruments (convertible or exchangeable notes/bonds), under IFRS, should be allocated between the liability component and the implicit derivative financial instrument component. In particular:

•

for notes and bonds convertible into own shares, the amount of the liability component is the present value of future cash flows based on the market interest rate at the time of issue in reference to instruments having the same characteristics but without the option, whereas the amount of the option is determined as the difference between the net amount received and the amount of the liability component and is recorded as a specific component of shareholders’ equity;

•

for notes and bonds exchangeable with other financial instruments issued by companies of the Group and/or third parties, the amount of the component relative to the derivative financial instrument is extracted and recorded, like sold options, in financial liabilities and valued at fair value (with a contra-entry to the statement of operations) at the end of each period.

Financial Statements	Notes To Consolidated Financial Statements

These recording methods have the following impact:

•

at January 1, 2004:    a decrease in the net financial debt of €425 million and an increase in total shareholders’ equity of €489 million (of which €488 million attributable to the Group), before a negative tax effect of €157 million, including €175 million of deferred taxes on the equity component relative to “Telecom Italia 2001 – 2010” convertible notes. The decrease in debt is principally due to the reclassification of the part of the liability related to convertible notes to shareholders’ equity, which is partly compensated by the reclassification of the portion of the repayment premium already accrued on the exchangeable “Telecom Italia Finance 2001-2006” notes from the reserves for risks and future charges to financial liabilities;

•

at December 31, 2004:    a decrease in the net financial debt of €280 million and an increase in total shareholders’ equity of €406 million (€405 million attributable to the Group), before a negative tax effect of €133 million, including €175 million of deferred taxes on the equity component relative to the “Telecom Italia 2001 – 2010” convertible notes. The decrease in shareholders’ equity is due to a reduction in pre-tax income of €83 million (entirely attributable to the Group) mainly as a result of the application of the “amortized cost” method. The decrease in the net financial position is principally due to the reclassification of the part of the liability related to convertible notes/bonds to shareholders’ equity, which is partly compensated by the reclassification of the portion of the repayment premium already accrued on the exchangeable “Telecom Italia Finance 2001-2006” notes from the reserves for risks and future charges to financial liabilities;

7)

derivative financial instruments:    under Italian GAAP, derivative financial instruments are normally presented as “off-balance sheet” items, whereas under IAS 39, it is mandatory to record derivative financial instruments in the financial statements at fair value. The manner of representing the accounting impact changes according to the purpose the derivative financial instrument is used for:

•

hedging instruments designated as fair value hedges must be recorded in assets (liabilities); the derivative financial instrument and the relative hedged item are stated at fair value and the respective changes in value (which generally tend to offset one another) are recognized in the statement of operations;

•

hedging instruments designated as cash flow hedges must be recorded in assets (liabilities); the derivative is stated at fair value and the changes in value are recognized, for the effective hedging component, directly in a reserve in equity which is released to the statement of operations in the years in which the cash flows of hedged items will affect the statement of operations;

•

derivative financial instruments for managing interest rate and foreign exchange risks, which do not meet the formal conditions for hedge accounting according to IFRS, are recorded in the balance sheet in financial assets/financial liabilities and the changes in value are recognized in the statements of operations.

The recognition in the financial statement of derivative financial instruments at fair value has the following impact:

•

at January 1, 2004:    an increase in the net financial debt of €28 million (substantially attributable to cash flow hedges) and a reduction in total shareholders’ equity of €65 million, before a positive tax effect of €20 million (€64 million attributable to the Group before a positive tax effect of €20 million);

•

at December 31, 2004:    an increase in the net financial debt of €303 million (substantially attributable to cash flow hedges) and a decrease in total shareholders’ equity of €283 million (attributable to the Group), before a positive tax effect of €106 million, and with a negative impact of €17 million on the pre-tax income (before a positive tax effect of €7 million);

8)

treasury stock:    in accordance with Italian GAAP, treasury stock is recorded in assets and a specific restricted reserve is set up in shareholders’ equity. In accordance with IFRS, such stock, instead, is recognized as a reduction of shareholders’ equity. The impact of this different accounting treatment is a reduction in total shareholders’ equity at January 1, 2004 and at December 31, 2004 of €393 million (entirely attributable to the Group) and a reversal of treasury stock in assets for the same amount;

Financial Statements	Notes To Consolidated Financial Statements

9)

revenue recognition:    revenues from the activation of telephone services, from the recharge of prepaid cards, as well as the related costs, are deferred over the expected duration of the relationship with the customer, (principally 8 years for retail customers and 3 years for wholesale customers). The adoption of this method has the following impact, for IFRS purposes:

•

at January 1, 2004:    a decrease in total shareholders’ equity of €320 million (of which €292 million attributable to the Group), before a positive tax effect of €108 million (of which €103 million attributable to the Group);

•

at December 31, 2004:    a decrease in total shareholders’ equity of €530 million (of which €486 million attributable to the Group), before a positive tax effect of €180 million (of which €172 million is relative to the Group); pre-tax income decrease of €210 million (of which €194 million attributable to the Group) before a positive tax effect of €71 million (of which €69 million attributable to the Group);

10)

deferred tax assets:    the recognition of deferred tax assets in accordance with IFRS, which were not recorded under Italian GAAP because the conditions of reasonable certainty were not met, has the following impact, under IFRS:

•	at January 1, 2004: an increase in total shareholders’ equity of €240 million (entirely attributable to the Group) with the recognition of an asset for deferred taxes on the same amount;

•

at December 31, 2004:    an increase in total shareholders’ equity of €190 million (€196 million attributable to the Group) with the recognition of an asset for deferred taxes of €205 million and also a negative impact of €50 million on total net income (of which €44 million attributable to the Group);

11)

land:    in accordance with Italian GAAP, land pertaining to buildings is depreciated together with the same buildings, while in accordance with IFRS it must be classified separately and no longer depreciated. This impact of this different accounting is as follows:

•

at January 1, 2004:    an increase in total shareholders’ equity of €86 million (€85 million attributable to the Group), before a negative tax effect of €32 million (for the provision to the reserve for deferred taxes of the same amount), due to the increase of non-current tangible assets of €86 million for the reversal of the accumulated depreciation;

•

at December 31, 2004:    an increase in total shareholders’ equity of €91 million (entirely attributable to the Group) of which €6 million is relative to pre-tax income (entirely attributable to the Group) due to lower depreciation (before a negative tax effect of €1 million). In the balance sheet, non-current tangible assets increase by €91 million and a liability for deferred taxes is recognized for €34 million;

12)

employee severance indemnities:    Italian GAAP require recognition of the liability for employee severance indemnities (TFR) based on the nominal liability matured to the end of the reporting period, in accordance with statutory regulations. Under IFRS, TFR falls under the category of defined benefit plans subject to actuarial valuation (taking into account mortality, foreseeable changes in salaries/wages, etc.) to express the present value of the benefit, payable upon termination of employment, that employees have matured up to the balance sheet date. Under IFRS, all actuarial gains and losses have been recognized at the date of transition to IFRS. The impact of this different accounting is as follows:

•

at January 1, 2004:    an increase in total shareholders’ equity of €80 million (of which €78 million attributable to the Group), before a negative tax effect of €25 million (for the provision to the reserve for deferred taxes of the same amount), due to a decrease in the reserve for employee severance indemnities of €80 million;

•

at December 31, 2004:    an increase in total shareholders’ equity of €70 million (€67 million attributable to the Group) before a negative tax effect of €24 million (for the provision to the reserve for deferred taxes of the same amount), due to a decrease in the reserve for employee severance indemnities of €70 million. The total pre-tax income decreases by €10 million (entirely attributable to the Group) as a result of higher charges to the reserve for employee severance indemnities (before a positive tax effect of €3 million);

Financial Statements	Notes To Consolidated Financial Statements

13)

derecognition of start-up and expansion costs:    in accordance with IFRS, start-up and expansion costs incurred in relation to transactions regarding share capital are directly deducted from the reserves in shareholders’ equity at the date of the transaction; and other start-up and expansion costs are charged to the statement of operations, since the requirements to recognize an intangible asset have not been met. This impact of the different accounting treatment is the following:

•

at January 1, 2004:    a decrease in total shareholders’ equity of €86 million (€79 million attributable to the Group), before a positive tax effect of €13 million (for the recognition of deferred tax assets), due to a decrease in assets no longer capitalizable of €86 million;

•

at December 31, 2004:    a decrease in total shareholders’ equity of €61 million (€55 million attributable to the Group) before a positive tax effect of €8 million (for the recognition of deferred tax assets), due to a decrease in assets no longer capitalizable of €61 million. The total pre-tax income increases by €32 million (€29 million attributable to the Group) due to lower amortization, before a relative negative tax effect of €11 million;

14)

value adjustments to tangible and intangible assets produced within the Group:    the adjustment regards the elimination of intragroup gains on the disposal of tangible and intangible assets produced within the Group prior to 1994. The impact of these adjustments is the following:

•

at January 1, 2004:    a decrease in total shareholders’ equity of €110 million (attributable to the Group), before a positive tax effect of €41 million (for the recognition of an asset for deferred taxes) due to the reduction in assets of €110 million;

•

at December 31, 2004:    a decrease in total shareholders’ equity of €83 million (attributable to the Group), before a positive tax effect of €31 million (for the recognition of an assets for deferred taxes), due to the reduction in assets of €83 million. The pre-tax income increases by €27 million (attributable to the Group) due to lower depreciation and amortization, before a relative negative tax effect of €10 million;

15)

restoration costs:    under IFRS, the initial cost of tangible assets also includes the expected costs for decommissioning the fixed asset and restoring the site. The corresponding liability is recognized at fair value in the period in which it arises in a balance sheet reserve under reserves for risks and future charges, with a contra-entry to the tangible assets with which it is associated; and the capitalized cost is recognized as an expense in the statement of operations by depreciation of the related tangible assets over their useful lives. The impact of the application of this accounting treatment is the following:

•	at January 1, 2004: a decrease in total shareholders’ equity of €68 million (of which €51 million attributable to the Group), before a positive tax effect of €23 million;

•

at December 31, 2004: a decrease in total shareholders’ equity of €111 million (of which €78 million attributable to the Group) before a positive tax effect of €35 million; the pre-tax income decreases by €43 million (of which €24 million attributable to the Group) due to higher depreciation, before a positive relative tax effect of €13 million (of which €8 million attributable to the Group);

16)

equity investments in listed companies and call options on shares measured at fair value:    in accordance with IFRS, investments in listed companies other than subsidiaries and associates are classified in “available-for-sale assets” or in “held for trading assets” and recognized at fair value in the financial statements, with the relative value adjustments recorded, respectively, in a specific equity reserve, except for impairment effects, or through profit or loss; and, optional derivatives have been classified “as assets held for trading” and recognized at fair value in the financial statements, with the relative value adjustments, through profit or loss. The impact of application of this method is the following:

•	at January 1, 2004: an increase in total shareholders’ equity of €79 million (€80 million attributable to the Group), before a positive tax effect of €1 million (€2 million attributable to the Group);

•	at December 31, 2004: an increase in total shareholders’ equity of €122 million (entirely attributable to the Group) which reflects an increase in pre-tax income of €2 million;

Financial Statements	Notes To Consolidated Financial Statements

17)

derecognition of amounts due from shareholders for subscribed capital unpaid:    amounts due from shareholders for subscribed capital unpaid are derecognized. If related to shareholders of the Group, they are deducted from Shareholders’ equity attributable to the Group; and if related to minority shareholders of subsidiaries, they are deducted from minority interests. The application of this method has determined the following impact:

•	at January 1, 2004: a decrease in the Shareholders’ equity attributable to the Group of €4 million;

•	at December 31, 2004: a decrease in the Shareholders’ equity attributable to the Group of €3 million and shareholders’ equity attributable to Minority interests of €42 million.

Principal changes made to the statement of cash flows

The statement of cash flows prepared by the Telecom Italia Group up to the financial statements prepared for the year ended December 31, 2004 had the purpose of identifying the net financial requirements or surplus of the Group arising from the change in the net financial debt during the year, whereas the statement of cash flows as defined under IAS 7 tends to reflect the Telecom Italia Group’s ability to generate “cash and cash equivalents”.

According to such principle, other cash equivalents represent highly-liquid short-term financial investments which can readily be converted into cash and which are subject to an irrelevant risk of a change in their value. Therefore, a financial investment is usually classified as a cash equivalent only when it is short term, that is, three months or less to maturity. Financial investments in shares do not fall in the category of cash equivalents.

Bank borrowings generally fall under financing activities unless they are repayable on demand and form an integral part of the management of cash or cash equivalents of an enterprise, in which case they are classified as a reduction of cash and cash equivalents.

IAS 7 requires the statement of cash flows to separately disclose cash flows attributable to operating, investing and financing activities, as follows:

–

cash flows attributable to operating activities:    cash flows attributable to operating activities relate to the Group’s main revenue-producing activities and are represented by the Telecom Italia Group using the indirect method. According to this method, the net income for the year is adjusted for the effects of transactions which did not involve disbursements or did not give rise to cash (non-monetary transactions) such as, for example, depreciation and amortization, changes in receivables and payables, etc.;

–

cash flows attributable to investing activities:    investing activities are disclosed separately because, among other things, they reflect investments/disinvestments effected for the purpose of obtaining future revenues and cash inflows;

–	cash flows attributable to financing activities: financing activities are flows that affect the amount and composition of shareholders’ equity and borrowings obtained.

Financial Statements	Notes To Consolidated Financial Statements

Attached is the 2004 statement of cash flows prepared in accordance with IFRS.

Year ended December 31, 2004
(millions of Euro)
CASH FLOWS ATTRIBUTABLE TO OPERATING ACTIVITIES:
Net income from continuing operations	2,876
Adjustments to reconcile net income from continuing operations with cash flows generated (used) by operating activities:
Depreciation and amortization	5,134
Impairment (reversals)/losses on non-current assets (including equity investments)	637
Net change in deferred tax assets and liabilities	1,143
Capital (gains)/losses realized on disposal of non-current assets (including equity investments)	(106)
Share of earnings of equity investments in associates accounted for using the equity method	4
Change in employee severance indemnities and other employee-related reserves	(41)
Change in other operating assets/liabilities:
– Change in inventories	(26)
– Change in trade receivables	109
– Change in trade payables	1,091
– Net change in miscellaneous receivables/payables and other assets/liabilities	(103)

CASH FLOWS GENERATED BY OPERATING ACTIVITIES (A)	10,718

CASH FLOWS ATTRIBUTABLE TO INVESTING ACTIVITIES:
Acquisition of intangible assets	(1,935)
Acquisition of tangible assets	(3,389)
Acquisition of equity investments in subsidiaries and businesses, net of cash acquired(I)	(1)
Acquisition of other equity investments	(867)
Change in financial receivables and other financial assets	480
Consideration received on the sale of equity investments in subsidiaries, net of cash disposed of (II)	43
Consideration received on the sale of tangible, intangible and other non-current assets and capital reimbursements	457

CASH FLOWS USED BY INVESTING ACTIVITIES (B)	(5,212)

CASH FLOWS ATTRIBUTABLE TO FINANCING ACTIVITIES:
Net change in current financial liabilities	1,155
New non-current financial liabilities (including current portion)	7,845
Repayment of non-current financial liabilities (including current portion)	(8,413)
Consideration received for equity instruments	193
Share capital increases/repurchases, net of related costs	51
Dividends paid to minority shareholders (distribution of reserves included)	(2,780)

CASH FLOWS USED BY FINANCING ACTIVITIES (C)	(1,949)

Cash flow used by discontinued operations/assets held for sale (D)	(65)

AGGREGATE CASH FLOWS (E=A+B+C+D)	3,492

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (F)	5,211

Net effect of foreign currency translation on net cash and cash equivalents(G)	(36)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (H=E+F+G)	8,667

Year ended December 31, 2004
(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION
Income taxes paid	1,476
Interest expense paid	2,779
Interest income received	1,025
Dividends received	35

(I)	Net of the change in payables as a result of the relative acquisitions.

(II)	Net of the change in receivables as a result of the relative sales.

Financial Statements	Notes To Consolidated Financial Statements

RECONCILIATION OF TOTAL NET CASH AND CASH EQUIVALENTS:

		Year ended December 31, 2004
		(millions of Euro)
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations		5,721
Adjustments to cash and cash equivalents to take into account discontinued operations/assets held for sale		(142)

		5,579
Cash and cash equivalents—included in discontinued operations/assets held for sale		142

	(A)	5,721

Bank borrowings repayable on demand—from continuing operations		(510)
Bank borrowings repayable on demand—included in discontinued operations/assets held for sale		—

	(B)	(510)

	(A+B)	5,211

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR:
Cash and cash equivalents—from continuing operations		8,855
Cash and cash equivalents—included in discontinued operations/assets held for sale		80

	(C)	8,935

Bank borrowings repayable on demand—from continuing operations		(249)
Bank borrowings repayable on demand—included in discontinued operations/assets held for sale		(19)

	(D)	(268)

	(C+D)	8,667

CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2004 AND DECEMBER 31, 2004 ACCORDING TO IFRS CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED AT DECEMBER 31 2004 ACCORDING TO IFRS

In addition to the reconciliations of shareholders’ equity at January 1, 2004 and December 31, 2004, net income for the year 2004 and net financial debt at January 1, 2004 and December 31, 2004, accompanied by comments on the adjustments made to the balances prepared in accordance with Italian GAAP, the balance sheets at January 1, 2004 and December 31, 2004 and the statement of operations for the year 2004 are attached wherein the following is presented for each item in separate columns:

•	amounts according to Italian GAAP reclassified in accordance with IFRS presentation;

•	adjustments to conform to IFRS; and

•	adjusted amounts according to IFRS.

However, those amounts relative to the balance sheet at December 31, 2004 and the statement of operations for the year 2004 exclude the components relative to “discontinued operations/assets held for sale”, as set forth by IFRS 5, and the relative effects have been presented in a separate column. As stated earlier, to this end, for the year 2004, discontinued operations/assets held for sale are considered the Finsiel group and Digitel Venezuela.

Reclassifications made to show the components making up discontinued operations/assets held for sale (only for the balance sheet at December 31, 2004 and the statement of operations for the year 2004) are shown separately, for the balance sheet components, in an asset caption (discontinued operations/assets held for sale) and in a liability caption (liabilities relating to discontinued operations/assets held for sale) and, for the statement of operations components, in a caption (net of taxes and minority interests) before the net income for the year 2004 (Net income (loss) from discontinued operations/assets held for sale).

Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET AS OF JANUARY 1, 2004 (^)

	Italian GAAP reclassified			IFRS adjustments	IFRS
	(millions of Euro)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill and other intangible assets with an indefinite life	27,145	a)		327	27,472
Intangible assets with a finite life	6,571	b)		(86)	6,485

	33,716			241	33,957

Tangible assets
Property, plant and equipment owned	18,149	c)		253	18,402
Assets held under finance leases	313	d)		1,433	1,746

	18,462			1,686	20,148

Other non-current assets
Equity investments	1,863	e)		(427)	1,436
Securities and financial receivables	517	(*)		(240)	277
Miscellaneous receivables and other non-current assets	474	f)		460	934

	2,854			(207)	2,647

Deferred tax assets	5,013	g	)	243	5,256

TOTAL NON-CURRENT ASSETS (A)	60,045			1,963	62,008

Current Assets:
Inventories	321	h)		3	324
Trade and miscellaneous receivables and other current assets	10,122	i)		1,201	11,323
Equity investments	878	l)		(166)	712
Securities other than equity investments	1,987	(*)		(1,334)	653
Financial receivables and other current financial assets	1,427	(*)		(291)	1,136
Cash and cash equivalents	5,721	(*)		—	5,721

Current Assets sub-total	20,456			(587)	19,869

Discontinued operations/assets held for sale:
– of a financial nature	—	(*)		—	—
– of a non-financial nature	—			—	—

	—			—	—

TOTAL CURRENT ASSETS (B)	20,456			(587)	19,869

TOTAL ASSETS (A+B)	80,501			1,376	81,877

SHAREHOLDERS’ EQUITY
– Attributable to the Group	16,092			163	16,255
– Attributable to Minority interests	4,497			32	4,529

TOTAL SHAREHOLDERS’ EQUITY (C)	20,589			195	20,784

Non-current liabilities:
Non-current financial liabilities	30,915	(*)		825	31,740
Employee severance indemnities and other employee-related reserves	1,373	m)		(102)	1,271
Reserve for deferred taxes	252	n)		3	255
Reserves for risks and future charges	1,197	o)		(243)	954
Miscellaneous payables and other non-current liabilities	1,780	p)		706	2,486

TOTAL NON-CURRENT LIABILITIES (D)	35,517			1,189	36,706

Current Liabilities:
Current financial liabilities	11,879	(*)		(252)	11,627
Trade payables, tax payables, miscellaneous payables and other current liabilities	12,516	q)		244	12,760

Current liabilities sub-total	24,395			(8)	24,387

Liabilities relating to discontinued operations/assets held for sale
– of a financial nature	—	(*)		—	—
– of a non-financial nature	—			—	—

	—			—	—

TOTAL CURRENT LIABILITIES (E)	24,395			(8)	24,387

TOTAL LIABILITIES (F=D+E)	59,912			1,181	61,093

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (C+F)	80,501			1,376	81,877

(^)	The balance sheet data has been prepared in accordance with IFRS in force at December 31, 2005.

(*)	Item included in net financial debt.

Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004 (^)

	Italian GAAP reclassified		IFRS adjustments	IFRS including discontinued operations / assets held for sale	Discontinued operations/ assets held for sale Finsiel group - Corporacion Digitel	IFRS
	(millions of Euro)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill and other intangible assets with an indefinite life	25,641	a)	1,978	27,619	(160)	27,459
Intangible assets with a finite life	6,897	b)	(61)	6,836	(62)	6,774

	32,538		1,917	34,455	(222)	34,233

Tangible assets
Property, plant and equipment owned	17,846	c)	162	18,008	(155)	17,853
Assets held under finance leases	207	d)	1,446	1,653	—	1,653

	18,053		1,608	19,661	(155)	19,506

Other non-current assets
Equity investments	1,457	e)	(374)	1,083	(19)	1,064
Securities and financial receivables	557	(*)	(173)	384	9	393
Miscellaneous receivables and other non-current assets	329	f)	568	897	(16)	881

	2,343		21	2,364	(26)	2,338

Deferred tax assets	3,706	g)	455	4,161	(47)	4,114

TOTAL NON-CURRENT ASSETS (A)	56,640		4,001	60,641	(450)	60,191

Current Assets:
Inventories	339	h)	1	340	(6)	334
Trade and miscellaneous receivables and other current assets	9,231	i)	1,412	10,643	(488)	10,155
Securities other than equity investments	604	(*)	(147)	457	—	457
Financial receivables and other current financial assets	904	(*)	(239)	665	(3)	662
Cash and cash equivalents	8,891	(*)	21	8,912	(57)	8,855

Current Assets sub-total	19,969		1,048	21,017	(554)	20,463

Discontinued operations/assets held for sale:
– of a financial nature	—	(*)	—	—	84	84
– of a non-financial nature	—		—	—	1,096	1,096

	—		—	—	1,180	1,180

TOTAL CURRENT ASSETS (B)	19,969		1,048	21,017	626	21,643

TOTAL ASSETS (A+B)	76,609		5,049	81,658	176	81,834

SHAREHOLDERS’ EQUITY
– Attributable to the Group	15,172		1,076	16,248	—	16,248
– Attributable to Minority interests	4,689		(139)	4,550	—	4,550

TOTAL SHAREHOLDERS’ EQUITY (C)	19,861		937	20,798	—	20,798

Non-current liabilities:
Non-current financial liabilities	36,937	(*)	1,889	38,826	(101)	38,725
Employee severance indemnities and other employee-related reserves	1,369	m)	(77)	1,292	(70)	1,222
Reserve for deferred taxes	225	n)	(51)	174	(4)	170
Reserves for risks and future charges	831	o)	—	831	(16)	815
Miscellaneous payables and other non-current liabilities	1,458	p)	746	2,204	(5)	2,199

TOTAL NON-CURRENT LIABILITIES (D)	40,820		2,507	43,327	(196)	43,131

Current Liabilities:
Current financial liabilities	3,393	(*)	1,061	4,454	(54)	4,400
Trade payables, tax payables, miscellaneous payables and other current liabilities	12,535	q)	544	13,079	(346)	12,733

Current Liabilities sub-total	15,928		1,605	17,533	(400)	17,133

Liabilities relating to discontinued operations/assets held for sale:
– of a financial nature	—	(*)	—	—	188	188
– of a non-financial nature	—		—	—	584	584

	—		—	—	772	772

TOTAL CURRENT LIABILITIES (E)	15,928		1,605	17,533	372	17,905

TOTAL LIABILITIES (F=D+E)	56,748		4,112	60,860	176	61,036

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES (C+F)	76,609		5,049	81,658	176	81,834

(^)	The balance sheet data has been prepared in accordance with IFRS in force at December 31, 2005.

(*)	Item included in net financial debt.

Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004 (^)

	Italian GAAP reclassified			IFRS adjustments	IFRS including discontinued operations /assets held for sale	Discontinued operations / assets held for sale Finsiel group— Corporacion Digitel	IFRS
	(millions of Euro)
Revenues	31,231	a	)	(146)	31,085	(795)	30,290
Other income	1,158	b	)	(30)	1,128	(23)	1,105

Total operating revenues and other income	32,389			(176)	32,213	(818)	31,395

Purchases of materials and external services	(13,339)	c	)	(109)	(13,448)	437	(13,011)
Personnel costs	(4,285)	d	)	(5)	(4,290)	278	(4,012)
Other operating expenses	(1,684)	e	)	(43)	(1,727)	33	(1,694)
Changes in inventories	31			(1)	30	(1)	29
Capitalized internal construction costs	742			(4)	738	(21)	717
Depreciation and amortization	(6,646)	f	)	1,451	(5,195)	61	(5,134)
Gains/losses realized on non-current assets (I)	(10)			(2)	(12)	1	(11)
Impairment losses /reversals on disposal of non-current assets	(641)	g	)	(21)	(662)	27	(635)

OPERATING INCOME	6,557			1,090	7,647	(3)	7,644

Share of earnings of equity investments accounted for using the equity method	(11)			8	(3)	(1)	(4)
Financial income	1,705	h	)	553	2,258	(35)	2,223
Financial expenses	(3,408)	h	)	(911)	(4,319)	51	(4,268)

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	4,843			740	5,583	12	5,595

Income taxes	(2,941)	i	)	192	(2,749)	30	(2,719)

NET INCOME FROM CONTINUING OPERATIONS	1,902			932	2,834	42	2,876
Net income (loss) from discontinued operations/assets held for sale	—			—	—	(42)	(42)

NET INCOME	1,902			932	2,834	—	2,834

Of which: * Net income attributable to the Group * Net income attributable to Minority interests	781 1,121			1,034 (102)	1,815 1,019	— —	1,815 1,019

(^)	The statement of operations data has been prepared in accordance with IFRS in force at December 31, 2005.

(I)	Excludes capital gains/losses realized on the sale of equity investments classified as discontinued operations/assets held for sale and equity investments other than in subsidiaries.

Financial Statements	Notes To Consolidated Financial Statements

COMMENTS TO THE PRINCIPAL IFRS ADJUSTMENTS MADE TO THE BALANCE SHEETS AS OF JANUARY 1, 2004 AND DECEMBER 31, 2004 AND THE STATEMENT OF OPERATIONS FOR THE YEAR 2004

Information on the principal adjustments is presented below with brief comments and references to the adjustments presented in the reconciliations of shareholders’ equity and net income, previously illustrated.

The effects of the changes relating to the financial assets and liabilities included in the net financial position are presented in the relative reconciliation.

Adjustments to the consolidated balance sheet—Assets

a)	goodwill and other intangible assets with an indefinite life ; these adjustments refer to:

•

at January 1, 2004 (an increase of €327 million) recognition of additional goodwill following the consolidation of TIM shares classified in accordance with Italian GAAP in current assets (see adjustment No. 2);

•

at December 31, 2004 (an increase of €1,978 million) principally the reversal of amortization of goodwill of €1,554 million (see adjustment No. 1), recognition of additional goodwill of €149 million on consolidation of the aforementioned TIM shares classified in accordance with Italian GAAP in current assets, and goodwill of €295 million for the acquisition of TIM shares under the irrevocable purchase commitment connected with the put/call option (see adjustment No. 2);

b)

intangible assets with a finite life; these adjustments (a decrease of €86 million at January 1, 2004 and a decrease of €61 million at December 31, 2004) principally regard the derecognition of certain start-up and expansion costs which do not meet the requirements under IFRS for recognition in intangible assets (see adjustment No. 13);

c)	property, plant and equipment owned; these adjustments (€253 million at January 1, 2004 and an increase of €162 million at December 31, 2004) principally regard:

•

the elimination of the accumulated depreciation of land pertaining to buildings, equal to €84 million at January 1, 2004 and €91 million at December 31, 2004, which must be separated from the buildings and no longer depreciated, in accordance with IFRS (see adjustment No. 11);

•	the capitalization of restoration costs of €213 million at January 1, 2004 and €263 million at December 31, 2004 (see adjustment No. 15);

•

the elimination of intragroup gains on tangible assets produced within the Group with the consequent decrease in the amount of these same assets of €60 million at January 1, 2004 and €83 million at December 31, 2004 (see adjustment No. 14);

•	the elimination of monetary revaluations made to tangible assets of the Entel Chile group of €25 million at December 31, 2004;

d)	assets held under finance leases (an increase of €1,433 million at January 1, 2004 and an increase of €1,446 million at December 31, 2004); these adjustments principally regard:

•

the recognition of €1,363 million at January 1, 2004 and €1,282 million at December 31, 2004, in non-current assets of buildings subject to sale and leaseback transactions in prior years since they have the characteristics of finance leases (see adjustment No. 4);

•	the recognition of €70 million at January 1, 2004 and €58 million at December 31, 2004, in non-current assets of tangible assets under finance lease contracts;

e)	equity investments (non-current) (a decrease of €427 million at January 1, 2004 and a decrease of €374 million at December 31, 2004); these adjustments principally regard:

•

the reversal of treasury stock of €393 million at January 1, 2004 and at December 31, 2004, which is accounted for as a reduction of shareholders’ equity in accordance with IFRS (see adjustment No. 8);

•	the adjustment to fair value of equity investments in companies other than subsidiaries and associates of €15 million at January 1, 2004 and €55 million at December 31, 2004 (see adjustment No. 16);

Financial Statements	Notes To Consolidated Financial Statements

f)	miscellaneous receivables and other non-current assets (an increase of €460 million at January 1, 2004 and an increase of €568 million at December 31, 2004); these adjustments principally regard:

•

the recognition of prepaid expenses related to the deferral of costs associated with the recognition of revenues (see adjustment No. 9) of €560 million at January 1, 2004 and €496 million at December 31, 2004;

•

the reversal of expenses on notes and bonds as a result of the application of the amortized cost method to financial liabilities of €136 million at January 1, 2004 and €107 million at December 31, 2004;

•	the recognition at fair value of derivative financial instruments (see adjustments Nos. 7 and 16) of €67 million at January 1, 2004 and €60 million at December 31, 2004;

g)

deferred tax assets (an increase of €243 million at January 1, 2004 and an increase of €455 million at December 31, 2004); these adjustments regard the contra-entry in assets of the tax effect on the items in reconciliation as well as the recognition of deferred tax assets that were not recorded under Italian GAAP because the requirement of reasonable certainty was not met (see adjustment No. 10);

h)	inventories (an increase of €3 million at January 1, 2004 and an increase of €1 million at December 31, 2004); these adjustments principally regard the adoption of the weighted average cost method;

i)

trade and miscellaneous receivables and other current assets (an increase of €1,201 million at January 1, 2004 and an increase of €1,412 million at December 31, 2004); these adjustments principally regard:

•

the re-recognition of trade receivables and miscellaneous receivables sold through factoring transactions that are not recognized under IFRS (see adjustment No. 3) of €351 million at January 1, 2004 and €760 million at December 31, 2004;

•

the re-recognition of trade receivables sold through securitization transactions that are not recognized under IFRS (see adjustment No. 2) of €799 million at January 1, 2004 and €728 million at December 31, 2004;

l)

equity investments (a decrease of €166 million at January 1, 2004); this adjustment regards the reversal of TIM shares, following their consolidation, recorded in accordance with Italian GAAP in current assets (see adjustment No. 2).

Adjustments to the consolidated balance sheet—Liabilities

m)

employee severance indemnities and other employee-related reserves (a decrease of €102 million at January 1, 2004 and a decrease of €77 million at December 31, 2004); these adjustments mainly regard the application of actuarial methods to employee severance indemnities;

n)

reserve for deferred taxes (an increase of €3 million at January 1, 2004 and a decrease of €51 million at December 31, 2004); these adjustments regard the contra-entry in liabilities for the tax effect on items in reconciliation;

o)	reserves for risks and future charges (a decrease of €243 million at January 1, 2004 and no impact at December 31, 2004); these adjustments principally regard:

•

the derecognition of certain reserves due to the absence of the requirements necessary for their recognition (actual, legal or constructive obligation) of €276 million at January 1, 2004 and €68 million at December 31, 2004;

•	the provision to the reserve for restoration costs (see adjustment No. 15) of €281 million at January 1, 2004 and €378 million at December 31, 2004;

•

the reclassification to financial liabilities of the portion of the repayment premium due on the exchangeable notes “Telecom Italia Finance 2001-2006” of €218 million at January 1, 2004 and €264 million at December 31, 2004;

p)

miscellaneous payables and other non-current liabilities (an increase of €706 million at January 1, 2004 and an increase of €746 million at December 31, 2004); these adjustments principally regard deferred income for the deferral of the revenues on the activation of Telecom Italia telephone service;

Financial Statements	Notes To Consolidated Financial Statements

q)

trade payables, tax payables, miscellaneous payables and other current liabilities (an increase of €244 million at January 1, 2004 and an increase of €544 million at December 31, 2004); these adjustments principally regard deferred income for the deferral of revenues on the activation of Telecom Italia telephone service and revenues on the recharge of TIM prepaid cards.

Adjustments to the consolidated statement of operations for the year 2004

a)

revenues (a decrease of €146 million): principally regard the deferral of revenues on the activation of telephone service and the recharge of prepaid telephone cards over the estimated duration of the relationship with the customer (see adjustment No. 9);

b)

other income (a decrease of €30 million): this adjustment principally regards the derecognition of the reserves for risks and charges which do not meet the requirements under IFRS for recognition (see adjustment No. 5);

c)	purchases of materials and external services (an increase of €109 million): these adjustments principally regard:

•

as a decrease, the reversal of financial lease payments relating to the sale and leaseback transactions on buildings, equal to €187 million (see adjustment No. 4), and to financial lease transactions on tangible assets, equal to €32 million;

•

as an increase, the reversal of €224 million, of the release of certain reserves for risks and future charges (not recognized under IFRS) recorded in the statement of operations in the year 2004 under Italian GAAP (see adjustment No. 5) and the effect of deferring the costs related to the revenues for the activation of telephone service and the recharge of prepaid cards for an increase of €113 million (see adjustment No. 9);

d)

personnel costs (an increase of €5 million): these adjustments principally regard the higher provision to the reserve for employee severance indemnities of €18 million, and the increase in the principal amount of the payable relating to Law No. 58/92 of €9 million, and the decrease for the reversal of personnel costs related to the deferral of revenues for the activation of telephone service and the recharge of prepaid cards, of €22 million (see adjustment No. 9);

e)

other operating expenses (an increase of €43 million): these adjustments principally regard the higher expenses consequent to the consolidation of the special purpose entity, TISV, set up for securitization transactions (see adjustment No. 2);

f)	depreciation and amortization (a decrease of €1,451 million): these adjustments principally reflect:

•

as a decrease, the reversal of €1,559 million for goodwill amortization (see adjustment No. 1), lower depreciation of €26 million, in connection with the elimination of intragroup gains (see adjustment No. 14) and the reversal of depreciation of €6 million relating to the land pertaining to the buildings (see adjustment No. 11);

•

as an increase, the recognition of the depreciation charge of €81 million on buildings that were the subject of a sale and leaseback under finance lease contracts (see adjustment No. 4); €40 million for the depreciation charge on other finance leases and €5 million for the depreciation charge on restoration costs;

g)

impairment losses of non-current assets (an increase of €21 million): these adjustments principally regard the impairment of the difference on consolidation relating to Entel Chile to bring the carrying amount in line with the sales amount;

h)

net financial expense (an increase of €358 million): these adjustments principally regard the recognition of financial expenses of €197 million included in finance lease payments for the sale and leaseback of properties (see adjustment No. 4), the recognition of higher financial expenses of €83 million, consequent to the application of the “amortized cost” method to convertible and exchangeable notes and bonds (see adjustment No. 6), the elimination of impairment reversals of €32 million, and dividends of €10 million, relating to the shares of consolidated companies classified according to Italian GAAP in current assets;

i)

income taxes for the year (a decrease of €192 million): this decrease includes €242 million relating to the positive net tax effect on the above-described adjustments offset by deferred tax assets of €50 million recorded in the Italian GAAP 2004 financial statements but already included in the IFRS financial statements at January 1, 2004 (see adjustment No. 10).

Financial Statements	Notes To Consolidated Financial Statements

NOTE 43—RECONCILIATION OF IFRS AS ADOPTED BY THE EU TO U.S. GAAP

The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

Application of U.S. GAAP would have affected net profit for each of the years ended December 31, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005 to the extent described below.

		Year ended December 31,
		2004	2005
		(millions of Euro)
RECONCILIATION OF NET INCOME FROM IFRS TO U.S. GAAP
Net income as reported in the consolidated statements of operations		2,834	3,690
Minority interests		(1,019)	(474)

Net income attributable to the Group under IFRS	A)	1,815	3,216

U.S. GAAP reconciling adjustments:
1. Business combinations prior to the adoption of IFRS:
(a) Goodwill and other intangible assets with an indefinite life		—	—
(b) Other intangible assets		(1,026)	(824)
(c) Tangible assets		48	(402)
(d) Other		136	253

		(842)	(973)
2. Purchase method of accounting related to TIM Acquisition in 2005:
(a) Goodwill and other intangible assets with an indefinite life		—	—
(b) Other intangible assets		—	(529)
(c) Other		—	(163)

		—	(692)
3. Purchase method of accounting for other transactions after the adoption of IFRS		—	(22)
4. Reversal of revaluation on tangible assets		7	85
5. Reversal of goodwill amortization and goodwill impairment		438	(8)
6. Capitalization of interest		(60)	(26)
7. Sale of real estate properties		44	(44)
8. Common control transactions		—	—
9. Convertible notes/bonds		28	12
10. Deferred taxes on tax-suspension equity reserves		—	(57)
11. Other		(37)	(9)

		420	(69)

Total U.S. GAAP reconciling adjustments	B)	(422)	(1,734)
Tax effect on reconciling items	C)	334	558
Minority interests on reconciling items	D)	(186)	27
Total effect of discontinued operations/assets held for sale	E)	—	(175)
Cumulative effect of accounting changes, net of taxes and after Minority interests	F)	—	47

Net income in accordance with U.S. GAAP	A+B+C+D+E+F)	1,541	1,939

Financial Statements	Notes To Consolidated Financial Statements

			As of December 31,
			2004	2005
			(millions of Euro)
RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM IFRS TO U.S. GAAP
Shareholders’ Equity as reported in the consolidated balance sheets			20,798	26,985
Minority interests			(4,550)	(1,323)

Shareholders’ Equity attributable to the Group under IFRS	A	)	16,248	25,662

U.S. GAAP reconciling adjustments:
1. Business combinations prior to the adoption of IFRS:
(a) Goodwill and other intangible assets with an indefinite life			12,755	12,755
(b) Other intangible assets			10,300	9,476
(c) Tangible assets			925	523
(d) Other			(415)	(162)

			23,565	22,592
2. Purchase method of accounting related to TIM Acquisition in 2005:
(a) Goodwill and other intangible assets with an indefinite life			—	(4,115)
(b) Other intangible assets			—	7,030
(c) Other			—	160

			—	3,075
3. Purchase method of accounting for other transactions occurred after the adoption of IFRS			—	346
4. Reversal of revaluation on tangible assets			(377)	(284)
5. Reversal of goodwill amortization and goodwill impairment			748	708
6. Capitalization of interest			786	752
7. Sale of real estate properties			(171)	(215)
8. Common control transactions			(169)	(169)
9. Convertible notes/bonds			(378)	(67)
10. Deferred taxes on tax-suspension equity reserves			(200)	(257)
11. Other			197	125
12. Discontinued operations/assets held for sale			(61)	(55)

			375	884

Total U.S. GAAP reconciling adjustments	B	)	23,940	26,551
Tax effect on reconciling items	C	)	(4,979)	(7,559)
Minority interests on reconciling items	D	)	(335)	(23)
Cumulative effect of accounting changes, net of taxes and after Minority interests	E	)	(47)	—

Shareholders’ Equity in accordance with U.S. GAAP	A+B+C+D+E	)	34,827	44,631

1.     BUSINESS COMBINATIONS PRIOR TO THE ADOPTION OF IFRS

Telecom Italia elected not to apply IFRS 3 “Business Combinations”, to prior year business combinations (which mainly include Old Telecom Italia acquisitions that occurred in the period 1999-2003) as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. As a result, certain differences relating to business combinations prior to 2004 were accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued). In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, U.S. GAAP requires that an acquirer be determined, the fair value of the consideration exchanged be accounted for (including outstanding vested stock options of the acquired company) and the assets and liabilities purchased be recorded at fair value for all business combinations.

Goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of Italian GAAP. The carrying value of such was subject to an impairment test at January 1, 2004, which did not result in the recognition of impairment charges.

Financial Statements	Notes To Consolidated Financial Statements

During 2005, the Group has recorded additional expense for U.S. GAAP purposes related to the real estate assets disposed of in 2005 (see Note 43.7 below, Magnum Project) in the amount of €366 million.

2.    PURCHASE METHOD OF ACCOUNTING RELATED TO TIM ACQUISITION IN 2005

In accordance with the parent-entity extension method, the purchase consideration in excess of the carrying amount of a minority interest acquired is recorded as goodwill under IFRS. Under U.S. GAAP, in accordance with SFAS 141, the acquisition of minority interests is accounted for using the purchase method, and the difference between the fair value of the purchase consideration and the fair value of the Group’s share of assets and liabilities acquired is recorded as goodwill.

During 2005, the Group acquired the outstanding minority interest in TIM as described in Note 4—Business Combinations, Acquisitions on Minority Interests and Transactions between Companies under Common Control, resulting in goodwill in the amount of €16,654 million under IFRS. For U.S. GAAP purposes the purchase price allocation resulted in the recognition of goodwill of €12,020 million, intangible assets of €8,276 million, consisting mainly of customer list and brand name. The customer base of approximately €6,200 million will be amortized over approximately 12 years, while the brand name has been assigned an indefinite life and will be subject to annual impairment testing.

3.    PURCHASE METHOD OF ACCOUNTING FOR OTHER TRANSACTIONS OCCURRED AFTER THE ADOPTION OF IFRS

As described in Note 4—Business Combinations, Acquisitions on Minority Interests and Transactions between Companies under Common Control, under IFRS, the acquisition of the Internet business from Telecom Italia Media was treated as a transaction among shareholders, and the difference between the price paid and the share of the underlying net assets acquired (€364 million) was included as a movement of equity. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and the excess of the purchase price over the share of net assets acquired was allocated to brand name, customer list and other intangibles for a total amount of approximately €285 million and to goodwill for approximately €83 million. Such goodwill was attributed to the reporting unit Wireline.

4.    REVERSAL OF REVALUATION ON TANGIBLE ASSETS

In prior years, under the previous accounting principles (Italian GAAP), the Group revalued certain tangible assets as required or permitted by specific regulations. As allowed by the IFRS first time adoption, as of January 1, 2004, the Group elected to use, for certain assets then existing, the revalued cost at the revaluation date as deemed cost.

U.S. GAAP does not permit revaluation of tangible assets and requires depreciation based on historical acquisition cost. Consequently, such different accounting treatment resulted in an increase in net income, due to the reversal to the statement of operations of the depreciation charge of the year, and a reduction in net shareholders’ equity due to the reversal of the portion of revaluation not yet depreciated.

5.    REVERSAL OF GOODWILL AMORTIZATION AND GOODWILL IMPAIRMENT

Under IFRS goodwill is no longer amortized starting from January 1, 2004 (the transition date to IFRS), whereas it was amortized over the asset’s estimated economic life under previous accounting principles (Italian GAAP). As permitted by IFRS 1, the carrying value of goodwill under Italian GAAP as of December 31, 2003 was reviewed for impairment and carried forward in the opening balance sheet as of January 1, 2004.

Under U.S. GAAP, upon the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, the Group ceased amortizing goodwill.

Both under IFRS and U.S. GAAP goodwill is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that the goodwill may be impaired; impairment losses of goodwill are not reversed. Under IFRS, to test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which are expected to benefit from the acquisition. Allocation

Financial Statements	Notes To Consolidated Financial Statements

is made to the lowest level at which goodwill is monitored for management purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 “Segment Reporting”.

Under U.S. GAAP goodwill is assessed for impairment at least annually. If indicators of impairment exist during the year, then an impairment review is conducted before the annual review. In accordance with SFAS 142, the first step in the test for impairment of goodwill is to identify potential impairment by comparing the fair value of a “reporting unit” (which encompasses a wider meaning than “cash generating unit” adopted by IFRS) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

6.    CAPITALIZATION OF INTEREST

Under IFRS, Telecom Italia has elected not to capitalize interest on assets under construction. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized in previous years relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. The Group capitalized interest expenses of €57 million and €114 million in 2004 and 2005, respectively.

7.    SALE OF REAL ESTATE PROPERTIES

Through 2005, the Group entered into a series of real estate transactions that involved IM.SER, Tiglio I, Tiglio II, Pirelli and other Group related parties.

Under IFRS such transactions have been recorded in accordance with the finance method in that the present value of the contractually provided payments approximates the fair value of the properties under lease, except for land which, in absence of a contractual favorable purchase option, was treated as an operating lease.

Such accounting treatment was also followed under U.S. GAAP except for lease contracts relating to land which were generally treated as finance leases.

Furthermore, during 2005, Telecom Italia carried out a series of transactions in the context of the reorganization of the physical space occupied by network equipment to gradually free part of the buildings used for such equipment. Such project (“Magnum Project”) involves the sale of more than 1,300 properties for a total amount of approximately €1 billion. Accordingly, in December 2005, the Group transferred 807 properties for a value of €663 million to certain closed-end real estate investment funds. Pirelli & C. Real Estate S.p.A., a related party, has a 35% investment in these funds. Under IFRS, these transactions generated a capital gain, net of incidental charges, for the Group of €264 million. For further details see Note 8—Tangible Assets (Owned and under Finance Leases) and Note 45—Additional U.S. GAAP Disclosures—Subsequent Events.

Under U.S. GAAP such transactions resulted in a loss on some properties due to the higher book value that resulted from the purchase price allocation in prior years. The reduction in the purchase price adjustment for the real estate assets of €366 million results in a reduction in the adjustment described in note 43. 1 above. In addition, SFAS 13 “Accounting for leases” (“SFAS 13”) requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under IAS 17 “Leases”, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments correspond to the market conditions at the time of the transaction. As a result, the gain on sale on certain properties has been deferred over the life of the lease contract in accordance with the requirements of SFAS 13 “Accounting for Leases”, resulting in a reduction of pre-tax income of €27 million.

Financial Statements	Notes To Consolidated Financial Statements

8.    COMMON CONTROL TRANSACTIONS

During 2000, Telecom Italia acquired an additional ownership percentage in TIM by contributing its ownership of SMH (renamed TIM International) to TIM in exchange for new shares issued by TIM. Under the previous accounting principles (Italian GAAP), this transaction resulted in an increase in equity and goodwill. Such accounting treatment was retained under IFRS in accordance with IFRS first time adoption.

Under U.S. GAAP, transactions between entities under common control require predecessor basis accounting. Therefore, the increase in equity and goodwill has been reversed, along with the related goodwill amortization.

9.    CONVERTIBLE NOTES/BONDS

Under IFRS, compound financial instruments represented by notes and bonds convertible into shares of the issuer (convertible bonds) are recognized by bifurcating the debt and the call option: the debt is included in financial liabilities under the amortized cost method while the call option value, computed as the difference between the fair value of the debt and the nominal value of the financial instrument, is classified in a specific equity reserve.

Under U.S. GAAP, convertible notes and bonds are recognized as debt; consequently, such different accounting treatment resulted in a decrease of shareholders’ equity and an increase in liabilities.

10.    DEFERRED TAXES ON TAX-SUSPENSION EQUITY RESERVES

For U.S. GAAP reporting purposes, the Group follows the provisions of SFAS 109, “Accounting for Income Taxes”. In accordance with SFAS 109, the Group has recognized deferred tax assets and liabilities based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on the deferred taxes of changes in tax rates is recognized in income in the period that includes the enactment date. Where it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance has been recorded against it in order to reduce the deferred tax asset to the amount that is more likely than not to be realized.

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

In connection with acquisitions in prior years, a portion of net operating losses carry-forwards of the Group were covered by a valuation allowance at the date of acquisition. If these assets are subsequently recognized, the tax benefit will reduce goodwill and other non current intangible assets.

Under IFRS, IAS 12 “Income taxes”, allows, under certain conditions, for deferred income taxes on tax suspension equity reserves not to be recorded, whereas, under U.S. GAAP, SFAS 109 “Accounting for Income Taxes” provides that deferred taxes, in any case, shall be provided.

The valuation allowance amounts to €1,850 million in 2005 with an increase of €391 million compared with the previous year. The valuation allowance is recorded because it is more likely than not that certain net operating losses will not be utilized.

11.    OTHER

Other mainly comprises the following:

•	REVERSAL OF CURRENCY TRANSLATION ADJUSTMENT ON GOODWILL

In accordance with IFRS, goodwill allocated to the Brazilian Mobile cash generating unit (expressed in a currency different from the Euro) as of December 31, 2005, was adjusted to the Real/Euro spot exchange rate at that date.

Under U.S. GAAP this adjustment has been reversed since goodwill arising from TIM minorities acquisition (see Note 43.2—Purchase Method of Accounting related to TIM Acquisition in 2005) was allocated to the Mobile reporting unit as a whole.

Financial Statements	Notes To Consolidated Financial Statements

•	IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS

Under U.S. GAAP, the Group follows the guidance provided in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to evaluate and account for impairments of depreciable assets or assets to be disposed of. Such statement provides that carrying values shall be firstly compared with undiscounted cash flows; as a result of this analysis certain impairment losses recorded under IFRS were deemed not necessary under U.S. GAAP and therefore have been reversed.

•	RESERVE FOR TERMINATION INCENTIVES

Under U.S. GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, certain conditions must be met before a restructuring accrual can be established. Therefore, part of the accruals recorded for IFRS purposes were reversed under U.S. GAAP.

•	DERIVATIVES FINANCIAL INSTRUMENTS

Under IFRS, the Group treats the call option in Sofora as a derivative instrument which is valued at fair value at the end of each reporting period as described in Note 9-Other Non-Current Assets. Under U.S. GAAP, the call option does not meet the definition of a derivative instrument under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and has been accounted for based at cost subject to review for impairment.

•	ASSET RETIREMENT OBLIGATIONS

The Group capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. IFRS requires that adjustments are made to the asset retirement obligation and the related cost to reflect changes in discount rates. This results in differences in accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP.

•	PRESENT VALUE ADJUSTMENTS

Under IFRS, liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

12.    DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Under U.S. GAAP, Telecom Italia identifies discontinued operations under the framework established by SFAS 144 which is similar to the framework of IFRS 5 except as it relates to balance sheet presentation for comparative purposes. Under IFRS, only the comparative information for the statement of operations is restated. While for U.S. GAAP, the comparative balance sheet shows the assets and liabilities of operations which were discontinued or sold on the current period separately. In 2005, an additional charge of €180 million was recorded under U.S. GAAP as a result of the reclassification to the statement of operations of the amount of cumulative translation adjustments recorded prior to the date of adoption of IFRS. Under IFRS, the Group transferred the cumulative translation reserve to other equity reserves as permitted by IFRS 1 on the first adoption date.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 44—CONDENSED CONSOLIDATED U.S. GAAP FINANCIAL STATEMENTS

The condensed consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2004 and 2005 presented below have been prepared to reflect the principal differences between the Telecom Italia Group’s accounting policies and U.S. GAAP discussed above.

CONDENSED CONSOLIDATED BALANCE SHEETS

IN ACCORDANCE WITH U.S. GAAP AS OF DECEMBER 31, 2004 AND 2005

	As of December 31,
	2004	2005
	(millions of Euro)
ASSETS
NON-CURRENT ASSETS:
Goodwill and other intangible assets with an indefinite life	39,736	53,168
Intangible assets with a finite life	17,257	23,980
Tangible assets	19,191	19,196
Other non-current assets and deferred tax assets:
• Deferred tax assets	1,522	489
• Other	2,424	3,299

TOTAL NON-CURRENT ASSETS	80,130	100,132

TOTAL CURRENT ASSETS, EXCLUDING DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	21,983	22,698
TOTAL DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	4,806	474

TOTAL ASSETS	106,919	123,304

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY	34,827	44,631
of which share capital	8,809	10,599
MINORITY INTERESTS	4,886	1,346

NON-CURRENT LIABILITIES:
Non-current financial liabilities	38,725	43,065
Employee severance indemnities and other employee-related reserves	1,280	1,273
Reserve for deferred taxes	5,232	7,796
Reserves for risks and future charges, miscellaneous payables and other non-current liabilities	3,514	2,804

TOTAL NON-CURRENT LIABILITIES	48,751	54,938

CURRENT LIABILITIES:
Current financial liabilities	4,449	9,778
Trade payables, tax payables, miscellaneous payables and other current liabilities	11,668	12,326

TOTAL CURRENT LIABILITIES, EXCLUDING LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	16,117	22,104

TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	2,338	285

TOTAL LIABILITIES(*)	72,092	78,673

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	106,919	123,304

(*)	Includes Minority interests.

Financial Statements	Notes To Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH

U.S. GAAP FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Year ended December 31,
	2004	2005
	(millions of Euro)
Revenues	28,292	29,921
Other income	1,080	670

Total operating revenues and other income	29,372	30,591
Total operating expenses	(22,550)	(24,717)

Operating income	6,822	5,874

Share of earnings of equity investments accounted for using the equity method	(5)	(146)
Financial expenses, net	(1,456)	(1,870)

Income from continuing operations before taxes	5,361	3,858
Income taxes	(2,462)	(1,896)

Net income before minority interests, discontinued operations/assets held for sale and cumulative effect of accounting changes	2,899	1,962
Minority interests	(1,167)	(479)
Net income (loss) from discontinued operations/assets held for sale	(191)	409
Cumulative effect of accounting changes, net of taxes	—	47

Net income	1,541	1,939

Basic and Diluted Earnings Per Share (EPS) (*) (**)	(Euro)	(Euro)
—OrdinaryShare	0.09	0.10
—SavingsShare	0.10	0.11
Of which:
—Fromcontinuing operations
—OrdinaryShare	0.10	0.08
—SavingsShare	0.11	0.09
—Fromdiscontinued operations/assets held for sale
—OrdinaryShare	(0.01)	0.02
—SavingsShare	(0.01)	0.02

(*)	Basic EPS is equal to Diluted EPS.
(**)	Change in accounting principle for Employee severance indemnities has no effect on Earnings Per Share.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 45—ADDITIONAL U.S. GAAP DISCLOSURES

(A)    RECENTLY ISSUED U.S. GAAP ACCOUNTING STANDARDS

In December, 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We do not expect that the adoption of SFAS 123(R) will have a material impact on our consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share Based Payment”. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. We will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. Telecom Italia does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued Statement 153 (“SFAS 153”), “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29.” The guidance in Accounting Principles Board Opinion 29 (“APB 29”), “Accounting for Non-monetary Transactions” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). Telecom Italia will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions entered into after December 31, 2005. Telecom Italia does not expect the adoption of SFAS 153 to have a material impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FSP FIN 46R-5 (“FSP FIN 46R-5”), “Implicit Variable Interests under FASB Interpretation No. 46 (FIN 46R-revised December 2003), Consolidation of Variable Interest Entities”.

FSP FIN 46R-5 requires a reporting enterprise to consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. We will adopt the provisions of FSP FIN 46R-5 in the reporting period beginning on January 1, 2006. Telecom Italia does not expect the adoption of FSP FIN 46R-5 to have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”. Statement 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principles and changes the accounting for and reporting of a change in accounting principles, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when Telecom Italia implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1”), “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. Telecom Italia will adopt the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. Telecom Italia does not expect the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations.

Financial Statements	Notes To Consolidated Financial Statements

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Telecom Italia will adopt the provisions of this FSP in the reporting period beginning January 1, 2006. Telecom Italia does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In February 2006, the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155, among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Telecom Italia does not expect that the standard will have a material effect on its consolidated financial position, or results of operations as reconciled to U.S. GAAP.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Telecom Italia’s present or future consolidated financial statements.

(B)    CHANGES IN ACCOUNTING PRINCIPLES

Under IFRS, the Reserve for severance indemnities, to be accrued by Italian companies in accordance with the Italian Civil Code, is considered a defined benefit plan, and is based, among other things, on employees’ years of service and remuneration earned by the employee during a pre-determined service period. The liability is determined by independent actuaries using the “Projected Unit Credit Method”.

Under U.S. GAAP, such benefits are considered a defined benefit plan or a defined contribution plan, and until December 31, 2004, the Group elected to account for it consistently with the Italian accounting policies as permitted by EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”.

However, starting from 2005 under U.S. GAAP, the Reserve for severance indemnities is treated as a defined benefit plan, which is a permitted option under the EITF 88-1, and as a consequence no adjustment has been recorded in the shareholders’ equity as of December 31, 2005.

The effect of the cumulative catch up adjustment of €47 million is separately disclosed in the condensed U.S. GAAP financial statements in accordance with APB 20 “Accounting Changes”. Had the change been applied in previous periods the net income for U.S. GAAP in 2004 would not have been significantly different.

(C)    SECURITIZATION OF ACCOUNTS RECEIVABLE

As discussed in Note 3, the Group entered into certain transactions for the on-going sale of trade accounts receivable to a Qualified Special Purpose Entity in a securitization program.

In particular, Telecom Italia regularly sells a portfolio of trade receivables without recourse to the TI Securitization Vehicle S.r.l., a Special Purpose Entity (SPE) which finances the purchase of the receivables by issuing asset-backed securities. The sales price of the receivables is paid to Telecom Italia partly as an Advanced Purchase Price (APP), at the time of sale, and partly as a Deferred Purchase Price (DPP).

For invoices issued and sold through September 2005, with regard to the risk of uncollectability, Telecom Italia was responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the DPP and the SPE retained the risk of uncollected amounts over the DPP. In accordance with SIC 12 (Consolidation—Special Purpose Entities (SPE)) through September 30, 2005, TI Securitization Vehicle S.r.l. (TISV) was included in the scope of consolidation, because the exposure of the assignor to the risk of uncollectability of the deferred purchase price implied, in substance, control over the SPE.

Financial Statements	Notes To Consolidated Financial Statements

On December 15, 2005, the securitization program was restructured based on a Master DPP Transfer Agreement signed by Telecom Italia and certain financial institutions under which the DPP on Telecom Italia receivables relating to invoices issued between October 1, 2005 and May 31, 2006, are sold without recourse to such financial institutions.

Following the sale of the DPP without recourse, the risks and rewards of ownership of these receivables have been transferred in full to the financial institutions which take the control of SPE in accordance with SIC 12 provisions and, therefore, consolidate TISV.

For U.S. GAAP, the accounting for the securitization of accounts receivable is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Under the provisions of SFAS 140, the sale agreement must meet certain defined criteria to qualify as a sale of financial assets, the qualifying special purpose entity (“QSPE”) must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference on net equity and net income as of and for the years ended December 31, 2004 and 2005 between IFRS and U.S. GAAP.

Under the terms of the agreement, the Vehicle charges the Group an initial discount which varies based on the credit profile and other characteristics of each tranche of accounts receivable sold. Additionally, for the purposes of credit enhancement, the Vehicle withholds a portion of the purchase price as a deferred payment, representing the Group’s retained interest in the sold receivables. The amount of deferred payment withheld is adjusted on a monthly basis based on an evaluation of actual collections, delinquencies and other factors. The Group retains the servicing responsibility related to the sold receivables and receives a servicing fee from the Vehicle which is estimated to approximate the fair value of providing such services. Due to the non-recourse sale of the DPP as described above, the remaining retained interest relates to receivables sold prior to October 2005.

During 2005 and 2004 the following cash flows were received from and paid to the Vehicle:

	Year ended December 31,
	2004	2005
	(millions of Euro)
Gross trade receivables sold to the Vehicle	8,821	8,926
Collections remitted to the Vehicle	(8,012)	(8,097)
Discount	(93)	(92)
Remaining retained interest	(285)	(181)

Net cash received in advance from the Vehicle	431	556

The amounts recorded in the consolidated condensed balance sheets and statements of operations under U.S. GAAP for 2005 and 2004 are as follows:

	2004	2005
	(millions of Euro)
Amounts due from the Vehicle	869	829
Retained interest	285	181
Allowance for bad debts	23	106
Loss recognized in the statement of operations	116	116

The losses on the sales of receivables to the Vehicle are due to the discount charged by the Vehicle and the bad debt provisions to adjust the retained risks to fair value as required by SFAS 140. The retained interests represent the deferred purchase price that has yet to be received from the Vehicle and are included under other current assets.

Financial Statements	Notes To Consolidated Financial Statements

(D)    SALE OF REAL ESTATE PROPERTIES

During 2005, the Group sold over 800 real estate properties comprising both land and buildings to certain real estate funds. Counterparties to the transaction include Pirelli Real Estate S.p.A. which is a related party as disclosed in “Note 39—Other Information”. Neither Telecom Italia, its subsidiaries nor any related parties have provided any form of guarantee to any of the investors or debt holders with respect to their investment in the real estate assets acquired.

SFAS 13 “Accounting for leases” (“SFAS 13”) requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under IAS 17 “Leases”, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments correspond to the market conditions at the time of the transaction.

IAS 17 “Leases” and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provide quantitative criteria to determine if a lease is an operating lease or a capital lease where IAS 17 requires subjective determinations to be made. It could lead in certain rare circumstances to consider a lease as operating lease under U.S. GAAP and as finance lease under IAS 17 and vice versa.

(E)    GOODWILL AND OTHER INTANGIBLE ASSETS

The roll-forward schedule of goodwill by Business Unit, under U.S. GAAP from January 1, 2004 to December 31, 2005, is as follows:

	Wireline	Mobile	Media	Olivetti	Other activities	CONSOLIDATED
	(millions of Euro)
Goodwill as of January 1, 2004	24,484	12,948	212	7	176	37,827
—Acquisitionsand disposals, net	3	219	232	—	(22)	432
—Transferto discontinued operations	(55)	(529)	(20)	—	(164)	(768)
—Other	(3)	(24)	—	—	10	(17)

Goodwill as of December 31, 2004	24,429	12,614	424	7	—	37,474
—Acquisitionsand disposals, net	251	12,057	134	(7)	—	12,435
—Reclassificationfrom Internet to Wireline	413	—	(413)	—	—	—
—Other	248	—	—	—	—	248

Goodwill as of December 31, 2005	25,341	24,671	145	—	—	50,157

During 2005, the Group underwent a reorganization and transferred the Internet Business from Telecom Italia Media to Telecom Italia. As a result, the Group has reallocated the goodwill attributable to the Internet business into Wireline based on the relative fair value of the Internet activities to the total fair value of the Internet and Media businesses.

As a result of purchase accounting in 2005 and previous years, the Group has recorded the following intangible assets with indefinite useful lives:

	2004	2005
	(millions of Euro)
Wireline brandname	1,283	1,283
Mobile brandname	954	1,671
Other	25	57

Total	2,262	3,011

Financial Statements	Notes To Consolidated Financial Statements

Amortization expense for the years ended December 31, 2004 and 2005 was €2,618 million and €3,076 million, respectively. The following table presents expected amortization of intangible assets for each of the next five fiscal years based on the carrying values as of December 31, 2005:

(millions of Euro)
2006	3,302
2007	3,295
2008	2,225
2009	1,736
2010	1,730

(F)    STOCK-BASED COMPENSATION

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

The following weighted average assumptions were used in the estimated grant date fair value calculations for all stock option awards.

The Group’s pro forma earnings had compensation costs been recorded in accordance with SFAS 123 are presented below for all plans:

	2004	2005
Net income in accordance with U.S. GAAP	1,541	1,939
Add: Stock-based compensation expense under APB 25	3	2
Less: Total stock-based compensation expense under SFAS 123	(25)	(5)

Pro forma net income	1,519	1,936

The Group’s pro forma earnings per share, had compensation costs been recorded in accordance with SFAS 123, would not be materially affected.

The details of all outstanding plans are provided in “Note 39—Other Information”.

(G)    SUBSEQUENT EVENTS

Second tranche of properties sold to the Raissa fund

As a part of the programme of real estate disposals for a total value of over €1 billion, approved by the Board of Directors on December 21, 2005, on March 29, 2006, the Group concluded the sale and leaseback of a second tranche of 210 properties to the closed-end fund denominated Raissa.

The value of the transaction is approximately €158 million, with a gross capital gain of approximately €57 million.

The transaction will have a positive impact on the consolidated financial debt of the Telecom Italia Group of approximately €125 million, before taxes.

Financial Statements	Notes To Consolidated Financial Statements

Reorganization in Brazil

During March 2006, the merger of Blah! and CRC – Centro de Relacionamento com Clientes, into TIM Celular was executed and the project to contribute all the TIM Celular shares held by TIM Brasil to TIM Participaçoes was approved by the TIM Participaçoes extraordinary shareholders’ meeting. Both of these transactions are part of the process to streamline the corporate structure of the companies of the Telecom Italia Group which make up the mobile sector. This process will encompass all the companies that are currently 100 percent-controlled, directly or indirectly, by TIM Participaçoes (namely, TIM Sul S.A., TIM Nordeste Telecomunicaçoes S.A., TIM Celular S.A. and Maxitel S.A.), with the aim of (i) further uniting and rationalizing the operations of the activities relating to the mobile business, (ii) significantly reducing the costs associated with maintaining distinct and separate companies, (iii) developing synergies among the various companies and (iv) improving tax and financial efficiency.

Brazil

On March 15, 2006, Brasil Telecom Celular and Brasil Telecom filed a request for arbitration against TIM International and TIM Brasil before the International Chamber of Commerce, with seat in Brasilia, pursuant to the Merger Agreement entered into by such parties on April 28, 2005, requesting the Arbitration Tribunal to declare the Merger Agreement null and void ab initio or, alternatively, be declared void at Brasil Telecom’s insistence. Furthermore, Brasil Telecom is seeking damages, to be determined by the Arbitration Tribunal, for all losses it has allegedly suffered. The parties have already nominated their respective arbitrators.

Change of Rating Triggers

On March 30, 2006, Standard and Poor’s revised its expectations on Telecom Italia. The rating agency changed its outlook from Stable to Negative and affirmed the BBB+ long term rating on the company.

On April 11, 2006, Fitch Ratings downgraded Telecom Italia S.p.A.’s Issuer Default Rating (“IDR”) to “BBB+” from “A-”. Following the downgrade, the Outlook was changed to Stable. The downgrade reflected Fitch’s opinion that Telecom Italia’s financial flexibility has been reduced as a result of the announcement of the increases in dividends.

New ratings on Telecom Italia are reported below:

S&P’s		Moody’s		Fitch Ratings
Latest update March 30, 2006		Latest update December 7, 2004		Latest update April 11, 2006
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB+	Negative	Baa2	Stable	BBB+	Stable

Approval of a €1 Billion Share Buy Back by the Shareholders’ Meeting

On April 13, 2006, the Shareholders’ Meeting authorized the repurchase of Ordinary and Savings Shares of Telecom Italia, in accordance with the Italian legal limits and with a total maximum purchase price of €1 billion for a period of 18 months. The meeting also gave the Board of Directors the power to sell the repurchased shares over the same period. The repurchased shares will be treated as treasury stock which are not currently expected to be cancelled.

Repayment of Notes—Telecom Italia Finance S.A.

On April 20, 2006, the bond issued by Telecom Italia Finance S.A., with an annual coupon of 6.375% (originally 6.125%, 6.375% consequently to the step-up of the coupon) became due and was repaid in the amount of €2.5 billion.

Sale of Neuf Télécom

On May 9, 2006 Telecom Italia, through its subsidiary Telecom Italia International N.V., sold its 4.99% stake in Neuf Télécom to the Louis Dreyfus (“LD”) and Societè Francaise du Radiotèlèphone (“SFR”) groups for

Financial Statements	Notes To Consolidated Financial Statements

approximately €161 million, as well as an additional payment in the case of an Initial Public Offering, or sale of control of Neuf Télécom, at values higher than those agreed. Should neither of these events take place before December 31, 2007, Telecom Italia International N.V. will still have rights to an additional payment if the fair market value of the stake at that date is higher than the price of the present transaction. The closing took place on May 11, 2006.

The sale gave the Telecom Italia Group a capital gain of €110 million and a positive impact on net financial debt of €161 million.

The sale of the Neuf Télécom stake is part of the Telecom Italia Group’s strategy of rationalizing its international portfolio with a focus on areas of strategic interest and potential for growth.

New Bond Issue (in Pound Sterling and Euro) for a total of €1.3 billion

On May 11, 2005, Telecom Italia S.p.A. priced a benchmark fixed-rate bond issue, in Euro and Pound Sterling, aimed at institutional investors, with respective maturities of 8 and 17 years, for a total amount of approximately €1.3 billion.

The terms are as follows:

•	Pound Sterling Tranche: issue date May 19, 2006, nominal amount of GBP 400 million with an annual fixed rate coupon of 5.875%, issue price 99.622%, maturity May 19, 2023;

•	Euro Tranche: issue date May 19, 2006, nominal amount of €750 million with an annual fixed rate coupon of 4.75%, issue price 99.156%, maturity May 19, 2014.

The bonds were issued pursuant to Telecom Italia’s €15 billion Euro Medium Term Note (EMTN) Program. The joint bookrunners for the transaction were BNP Paribas, Calyon, Deutsche Bank and HSBC.

Application for the listing of the notes shall be made with the Luxembourg stock exchange.