Form 20-F
period 2006-12-31
TELECOM ITALIA S P A
filed 2007-06-21
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

Piazza degli Affari 2, 20123 Milan, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of €0.55 par value each (the “Ordinary Share ADSs”)	The New York Stock Exchange
Ordinary Shares of €0.55 par value each (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares of €0.55 par value each (the “Savings Share ADSs”)	The New York Stock Exchange
Savings Shares of €0.55 par value each (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares 13,254,906,691

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

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”), which, as described in “Note 46—Reconciliation of IFRS as Adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

Telecom Italia adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—5.4 Adoption of International Financial Reporting Standards”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Annual Report contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,’ “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

The forward-looking statements in this Annual Report include, but are not limited to, the discussion of the changing dynamics of the telecommunications marketplace, including the continuing developments in competition in all aspects of our businesses from new competitors and from new and enhanced technologies, our outlook for growth in the telecommunications industry both within and outside of Italy, including our outlook regarding developments in the telecommunications industry, and certain trends we have identified particularly in our core Italian market, including regulatory measures regarding pricing and access for other local operators. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—3.1 Risk Factors”, (ii) “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, (iii) “Item 4. Information on the Telecom Italia Group—4.3 Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—8.2 Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risks”, including statements regarding the likely effect of matters discussed therein.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from longer established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

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

Introduction

•

our ability to achieve the planned synergies expected to be generated by the convergence between fixed telephony, mobile, broadband internet and media content including in expenses, capital expenditures and capacity to launch new convergent services;

•	the success of our customer loyalty and retention programs and the impact of such programs on our revenues;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or disruptive changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2007-2009 period;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on broadband;

•	our ability to successfully strengthen our business and exploit new adjacent markets, such as Pay-TV and IT services;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

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

Key Definitions

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

Domestic Mobile	means the unit which operates our Italian mobile business.

EU	means the European Union.

IFRS	means International Financial Reporting Standards, as adopted by the European Commission for use in the European Union.

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	unless otherwise indicated, means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

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

RISKS RELATED TO TELECOM ITALIA

Our business will be adversely affected if we are unable to successfully implement our organizational restructuring and strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

In 2006, the Group continued its organizational restructuring aimed at capturing opportunities and benefits offered by the convergence process in the telecommunications (fixed and mobile) sector and in adjacent markets (Pay-TV and IT services). The original organizational restructuring resulted in the implementation of a new working model based on:

•	business functions dedicated to the development of specific market/segment targets (domestic and international fixed/broadband, domestic and international mobile, Top clients and ICT);

•

across-the-board monitoring to improve cost efficiency, process effectiveness and service quality (Technology for the development and operation of infrastructures and service platforms, Field Services for the development and improvement of customer assistance); and

•	rationalization of Group Functions providing guidance and control.

The new model is intended to provide a more flexible operating structure to address the technological changes and national and international competition which is facilitating the convergence between fixed telephony, mobile, broadband internet and media content.

On March 9, 2007, we presented to the investor community our strategic targets for the period 2007-2009; the Group’s strategy is to:

•

defend the Group’s leadership position in its Italian domestic fixed-line and mobile markets, leveraging the increasing penetration of broadband, fixed-line/mobile convergence, transparent and flexible customer offerings, ongoing innovation and development of value added services;

•

expand into adjacent market sectors, mainly through the rollout of content offerings on innovative platforms (IPTV and Mobile TV), while broadening and strengthening ICT offerings to business customers;

•	increase focus on the customer, through higher investment in Customer Care and quality of service;

•

continue broadband network development and launch of the Next Generation Network 2 project, building an ultra-broadband network in line with market demand, and consistent with the evolution of the regulatory framework; and

•

develop the Group’s international footprint, maintaining its presence in South America (mobile telephony in Brazil, and the project aimed at acquiring control of Telecom Argentina in 2009) while consolidating European projects in Germany, France and The Netherlands.

Our ability to achieve the strategic goals of our most recent reorganization and our targets may be influenced by several factors, including without limitation:

•	declining prices for some of our services, increasing competition and regulatory developments which create pressure on margins and enhance competition;

Item 3. Key Information	Risk Factors

•	our ability to manage costs;

•	our ability to attract and retain highly-skilled and qualified personnel;

•

the entry of new competitors in the liberalized Italian telecommunications market and the other principal markets in which we operate, which may result in our losing market share in Italy and internationally;

•

our ability to strengthen our competitive position through our focus on new adjacent markets (Pay-TV and IT services) and international markets (Mobile in Brazil and broadband in Europe) based on our specialized skills and technical resources;

•

our ability to successfully develop and introduce new technologies to meet market requirements, to manage innovation, to provide value-added services and to increase the usage of our fixed and mobile networks;

•	our ability to achieve the synergies anticipated from the convergence of fixed communications, mobile communications and Internet;

•	the effect of adverse economic trends on our principal markets;

•	the success of new “disruptive” technologies that could cannibalize fixed and mobile revenues; and

•	the effect of foreign exchange fluctuations on our results of operations.

There can be no assurance that our objectives will be effectively implemented in the planned time-frames.

As a result of the Merger, the cash tender offer for TIM shares and the merger of TIM into Telecom Italia, in 2004 and 2005, we remain highly leveraged.

Our gross financial debt was €46,456 million at December 31, 2006 compared with €52,101 million at December 31, 2005, and our total net financial debt was €37,301 million as of December 31, 2006 compared with €39,858 million at December 31, 2005. See “Item 5. Operating and Financial Review and Prospects—5.5 Results of Operations for the Three Years Ended December 31, 2006—5.5.2. Non-GAAP Financial Measures”, which reconciles our net financial debt to the gross financial debt.

Our goal is to reduce our net financial debt during 2007 through cash flow generation and the disposal of non-strategic equity holdings and assets. Factors beyond our control, including but not limited to, deterioration in general economic conditions, could significantly affect our ability to generate cash to reduce debt or to refinance existing debt through further borrowing. In addition, our goal to reduce debt may diminish our ability to face competitive threats, take advantage of attractive acquisition opportunities or pursue a strategy requiring substantial cash consumption.

Due to the competitive environment and the economic conditions in which the Telecom Italia Group operates, there could be deterioration in the statement of income and balance sheet ratios. These same ratios are used by the rating agencies, such as Moody’s and Standard & Poor’s, in rating the Group’s ability to repay its debt.

See “Item 5. Operating and Financial Review and Prospects—5.6. Liquidity and Capital Resources—5.6.2 Capital Resources”.

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine payouts, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

The management and further development of our business require us to make further significant investments. We may therefore incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increased our leverage it could adversely affect our credit ratings.

Item 3. Key Information	Risk Factors

We may not achieve the expected return on our significant investments and capital expenditures made in our international activities due to the competitive environments in these markets.

Telecom Italia intends to continue to build its international presence in the strategic broadband and mobile areas, maintaining the geographic focus in Europe and South America (Brazil and Argentina). Pursuant to our 2007-2009 plan we will continue to target our international investments in South America, particularly mobile telecommunications in Brazil and our existing investment in Telecom Argentina and European broadband, such as France, Germany and The Netherlands. These investments will continue to require significant capital expenditures and there can be no assurance that we will be able to achieve a satisfactory return on such international investments. In addition, our existing investments pose certain risks, such as:

•	in Germany, the main risk is represented by the integration process with America Online, which was acquired in February, 2007;

•	in France, the efforts are directed to the turnaround of operations with a strong focus on the business becoming profitable;

•	in Brazil, is confirmed potential for growth in that market where Tim Brasil is pushing to further narrow the gap with the leading operator;

•	in Argentina, in the medium term, it is expected that control of Telecom Argentina will be acquired through the exercise of call options.

Telecom Italia could fail to obtain an adequate return on its foreign investments owing, among other things, to growing competition and technological discontinuity in countries in which the Group has an international business presence.

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

Our business depends on the upgrading of our existing networks.

We must continue to upgrade our existing wireless and fixed-line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to:

•	upgrade the functionality of our networks to permit increased customization of services;

•	increase coverage in some of our markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems and networks to adapt them to new technologies.

Many of these tasks are not entirely under our control and may be affected by applicable regulation. If we fail to execute them successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition and results of operations.

We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or

Item 3. Key Information	Risk Factors

regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition.

Furthermore, our involvement in litigation and regulatory proceedings may adversely affect our reputation.

For information concerning some of the litigation in which we are involved, see “Item 8. Financial Information—8.2. Legal Proceedings”. For information concerning our regulatory framework, see “Item 4. Information on the Telecom Italia Group—4.3. Regulation.”

Risks associated with Telecom Italia’s ownership chain.

Telecom Italia elected a new Board of Directors on April 16, 2007. The appointment of the new Board of Directors will expire upon the approval of the financial statements for the year 2007 when a new Board of Directors will be elected. Because of the so-called “voto di lista” system or “slate voting system” for the election of directors, Olimpia S.p.A., (“Olimpia”), our largest shareholder put forward a slate of directors from which 15 out of 19 of Telecom Italia’s directors (of whom 9 are considered independent) were elected. Please see “Item 4. Information on the Telecom Italia Group—4.1. Business—4.1.1. Background”. Since the shareholder meeting of April 16, 2007, the shareholders in Olimpia have agreed to sell their stake in Olimpia to a new vehicle, Telco S.p.A., as described below. Telco S.p.A., on completion of the acquisition of Olimpia will hold approximately 23.6% of our outstanding Ordinary Shares.

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

Olimpia is in effect a holding company and the sole operating company in which it holds shares is Telecom Italia. Therefore, if Olimpia were unable to obtain additional funding from new or existing shareholders or from other sources, Olimpia would be entirely dependent on dividends paid on its Telecom Italia shares for its funding needs, including to reimburse its existing debt. Under such circumstances, among the Telecom Italia corporate decisions that could be influenced by the needs of Olimpia, would be the level of dividends payable by Telecom Italia to its shareholders.

Telecom Italia’s financial position is not directly related to Olimpia and—as such—Telecom Italia does not have any obligations with respect to such debt since they are separate legal entities. Notwithstanding the foregoing, since certain rating agencies might view Telecom Italia’s financial position as linked in some way to that of Olimpia, such a view could affect our debt ratings, which may adversely affect Telecom Italia’s financial flexibility and its cost of capital. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders.

Olimpia’s shareholding structure is presently undergoing some major changes, which should result in Telecom Italia’s ownership chain being transformed. Please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.1 Background”. More specifically, a group of Italian investors made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefónica S.A., the Spain based international telecoms operator, entered into an agreement aimed at the acquisition of the entire share capital of Olimpia through a company vehicle named Telco S.p.A. The acquisition is subject to approval by the competent authorities. Presently Telefónica and Telecom Italia are direct competitors in certain areas out of their respective domestic markets; nevertheless, the agreement among the above mentioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. For further information on this topic, please see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards”. If, at the time of the appointment of a new Board of Directors of Telecom Italia, Telco S.p.A. will be Telecom Italia’s largest shareholder, Telco S.p.A., through the slate voting system, will be able to put forward a slate of directors from which the majority of the members of the Board of Directors is likely to be elected. In addition, the discussion in the preceding three paragraphs will also apply to Telco S.p.A. if they successfully complete the acquisition of Olimpia.

Item 3. Key Information	Risk Factors

The Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia.

Although no shareholder is in a position to prevent a takeover of Telecom Italia, the Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws pursuant to compulsory legal provisions: specifically the so-called “Golden Share” still provides for the Italian State’s authority to oppose the acquisition of material interests in our share capital (which is defined as 3% of the voting share capital). Currently, the exercise of special powers by the Italian State with respect to privatized companies (including Telecom Italia) is governed by specific rules, but it is possible that the Italian State’s Golden Share could make a merger with or takeover of Telecom Italia more difficult or discourage certain bidders from making an offer. Please see “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian Treasury” for more information.

RISKS RELATED TO THE TELECOMMUNICATIONS INDUSTRY AND FINANCIAL MARKETS

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries.

Our business is dependent to a large degree on general economic conditions in Italy, including levels of interest rates, inflation and taxes. A significant deterioration in these conditions could adversely affect our business and results of operations. We may also be adversely affected by political and economic developments in other countries where we have made significant investments. Certain of these countries have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments.

Because we operate in heavily regulated business environments, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

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

Included within this new framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (the “National Regulatory Authority” or “NRA”) to identify operators with “significant market power” based on a market analysis in eighteen separate retail and wholesale markets in which it is considered necessary to intervene to protect free competition. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power”. During 2006, the NRA concluded all of its preliminary inquiries regarding the analysis of the markets and introduced measures as a result of this analysis. For further details please see “Item 4. Information on the Telecom Italia Group—4.3. Regulation”.

In Italy, we are subject to universal service obligations, which require us to provide fixed-line public voice telecommunications services in non-profitable areas. We are the only operator in Italy which has this obligation. In addition, the NRA has identified us as an operator having significant market power in most relevant markets. As a result, we are, and, if we continue to be identified as having significant market power in most relevant markets, will be, subject to a number of regulatory constraints, including:

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

Item 3. Key Information	Risk Factors

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

These constraints have had an adverse impact on our fixed line network pricing and service offerings and future regulatory decisions are expected to continue to have an adverse impact on our market shares and margins.

In addition, the NRA intends to address other markets that are currently not subject to regulation (for example virtual private networks and VoIP). VoIP is an emerging market for nomadic voice telephony services that are based on the Internet and are not dependent on specific customer telephone lines. Nevertheless, the NRA has included VoIP in the same market as conventional voice telephony services. Therefore these markets may be treated in the same way as the market for conventional telephone services for the purpose of regulation and may also be subject to price regulation.

We are unable to predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in Italy and in other countries where we operate.

Changes in the rules relating to radio and television broadcasting could adversely affect the development of our activities in this field.

Please see “Item 4. Information on the Telecom Italia Group—4.3. Regulation” in this report for more information on the regulatory requirements to which we are subject.

Strong competition in Italy may further reduce our core market share for telecommunication services and may cause further reductions in prices and margins thereby having an adverse effect on our results of operations.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications businesses. The use of the single European currency and the liberalizations of the Italian telecommunication market (since January 1998) have intensified competition by facilitating international operators’ entry into the Italian market and direct competition with our fixed-line and mobile telephony businesses, particularly in the local and long-distance markets.

Competition continued to intensify during 2006. As of December 31, 2006, there were a number of significant competitors offering fixed-line services and three other operators (in addition to Telecom Italia) offering mobile services in the Italian domestic market. This competition may further increase due to the consolidation and globalizations of the telecommunications industry in Europe, including Italy, and elsewhere.

We anticipate that in the short to medium-term there may be a stronger entry of peer-level international competitors into markets with existing operators, including Italy, increasing the direct competition we face in our Italian domestic fixed-line and mobile telephony businesses and in the local and long-distance markets.

Competition in our principal lines of business could lead to:

•	further price and margin erosion for our products and services;

•	a loss of market share in core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

Item 3. Key Information	Risk Factors

•	an increase in costs related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties reducing debt and strategic and technological investments if we cannot generate sufficient profits and cash flow.

Although we have taken a number of steps to realize additional efficiencies and introduce innovative and value added services over our networks, and although our plans take into account that we face significant competition from a number of operators in all the markets in which we operate, if any or all of the events described in the preceding paragraph should occur, the impact of such factors could materially adversely affect our results of operations.

Our business may be adversely affected and we may be unable to increase our revenues if we are unable to continue the introduction of new services to stimulate increased usage of our fixed and wireless networks.

In order to sustain growth in revenues despite increased competition and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line and wireless businesses to increase traffic on our networks and find alternative revenue sources, in addition to carrying voice traffic on our networks. In the past three years the Group’s strategy to increase revenues has been to focus on penetration of the broadband retail market with various broadband offers as well as to increase value added services in the mobile businesses. These markets have been growing the past three years in line with increased use of the Internet and the enhanced services offered by mobile operators. However, if these markets do not continue to expand, our revenues may not grow, or even decrease, as revenues from other parts of our business, particularly our traditional fixed-line business, decline due to competition or other price pressures.

In addition, these strategic initiatives have required, and will continue to require, substantial expenditures and commitment of human resources. Although these initiatives are core to our strategy, we may be unable to introduce commercially these new products and services, and even if we introduce them, there can be no assurance they will be successful.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development or acceptance of new technologies may render such services non-competitive, replace such services or reduce prices for such services. In addition, as convergence of services accelerate, we make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may not prove to be commercially successful. In addition, we may not receive the necessary licenses to provide services based on new technologies in Italy or abroad. Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have to maintain an installed base of older equipment.

As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base or to maintain revenues from such customer base.

The mobile communications markets have matured in recent years and competition has increased.

In recent years, our consolidated revenues have grown modestly in large part because of the rapid growth in the mobile communications business which has offset substantially flat revenues in our Italian fixed-line business. However, as a result of this growth, the mobile communications markets are approaching maturity levels in the voice services segment while the data and value-added services segments are growing.

We acquired a third generation mobile telephone, or UMTS, license to provide UMTS services in Italy for €2,417 million and have made significant investments, in accordance with the terms and conditions of our licenses, to create the infrastructure to offer UMTS services. We commenced offering UMTS services in Italy in the second half of 2004 and have made in 2005 and 2006, and will have to continue to make in the future, significant investments in promotional activities relating to our UMTS services. Given the substantial costs of

Item 3. Key Information	Risk Factors

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

In addition, as our core domestic Italian market has become increasingly saturated, the focus of competition has shifted to customer retention from customer acquisition, and increasing the value of existing customers. Such focus could result in increased expenses to retain customer loyalty or if we are unable to satisfactorily offer better value to our customers our market share and revenues could decline.

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

The effects of and any damage caused by exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Our mobile communications business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or

Item 3. Key Information	Risk Factors

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

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular Brazilian Real) may adversely affect consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Euro, principally the U.S. dollar and British Pound. We systematically hedge the foreign currency risk exposure relating to non-Euro denominated liabilities, through cross-currency and interest rate swaps.

Furthermore, we enter into derivative transactions to hedge our interest exposure and to diversify debt parameters in order to reduce debt cost and volatility within predefined target boundaries. However, no assurance can be given that fluctuations in interest rates will not adversely affect our results of operations or cash flows.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.3197, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 29, 2006.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2002 to 2006 and for the beginning of 2007 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
2005	1.3476	1.1667	1.2448	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007 (through June 13, 2007)	1.3660	1.2904	1.3287	1.3295
Monthly Rates
December 2006	1.3327	1.3073	1.3205	1.3197
January 2007	1.3286	1.2904	1.2993	1.2998
February 2007	1.3246	1.2933	1.3080	1.3230
March 2007	1.3374	1.3094	1.3246	1.3374
April 2007	1.3660	1.3363	1.3513	1.3660
May 2007	1.3616	1.3419	1.3518	1.3453
June 2007 (through June 13, 2007)	1.3526	1.3295	1.3416	1.3295

(1)	Average of the rates for each month in the relevant period except for June, 2007 for which the dates used are through June 13, 2007.

The Ordinary Shares, par value €0.55 (the “Ordinary Shares”) and Savings Shares, par value €0.55 (the “Savings Shares”) of Telecom Italia trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro (Olivetti paid no dividend in 2002). Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2006, 2005 and 2004, which have been extracted or derived from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS and which have been audited by the independent auditor Reconta Ernst & Young S.p.A..

Unless otherwise indicated, amounts presented in this section are prepared in accordance with IFRS.

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. Pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards”, Telecom Italia is only required to include Selected Financial Data extracted or derived from the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 (earlier periods are not required to be included).

For the purposes of the Consolidated Financial Statements included elsewhere in this Annual Report there are no differences between International Financial Reporting Standards issued by IASB and International Financial Reporting Standards adopted by the EU.

For a more complete description of the adoption of IFRS please see “Item 5. Operating and Financial Review and Prospects—5.4 Adoption of International Financial Reporting Standards”.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2006	2006		2005	2004
	(millions of U.S. dollars, except percentages and per share amounts)(1)	(millions of Euro, except percentages and per share amounts)
Statement of Income Data in accordance with IFRS:
Revenues	41,274	31,275		29,919	28,292

Operating income	9,815	7,437		7,499	7,603

Net income from continuing operations	3,954	2,996		3,140	2,952
Net income (loss) from discontinued operations/assets held for sale	9	7		550	(118)

Net income for the year	3,963	3,003		3,690	2,834

of which:
• Net income attributable to equity holders of the Parent(2)	3,978	3,014		3,216	1,815
• Net income (loss) attributable to Minority Interests	(15)	(11)		474	1,019

Financial Ratios in accordance with IFRS:
— Revenues/Employees (average number in Group) (thousands of €)(3)	516.0	391.0		374.6	355.4
— Operating income/Revenues (ROS)(%)	23.8	23.8		25.1	26.9

Basic and Diluted earnings per Share(4):
— Ordinary Share	0.20	0.15		0.17	0.11
— Savings Share	0.21	0.16		0.18	0.12
Of which:
— From continuing operations:
• Ordinary Share	0.20	0.15		0.14	0.12
• Savings Share	0.21	0.16		0.15	0.13
— From discontinued operations/assets held for sale:
• Ordinary Share	—	—		0.03	(0.01)
• Savings Share	—	—		0.03	(0.01)

Dividends:
• per Ordinary Share	0.1848	0.1400	(5)	0.1400	0.1093
• per Savings Share	0.1993	0.1510	(5)	0.1510	0.1203

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2006	2006	2005	2004
	(millions of U.S. dollars, except percentages and employees)(1)	(millions of Euro, except percentages and employees)
Balance Sheet Data in accordance with IFRS
Total Assets	118,056	89,457	96,010	81,834

Equity:
Equity attributable to equity holders of the Parent	34,336	26,018	25,662	16,248
Equity attributable to Minority Interests	1,425	1,080	1,323	4,550

Total Equity	35,761	27,098	26,985	20,798

Total liabilities	82,295	62,359	69,025	61,036

Total equity and liabilities	118,056	89,457	96,010	81,834

Share capital(6)	13,995	10,605	10,599	8,809

Financial Ratios in accordance with IFRS:
• Net financial debt/Net invested capital (debt ratio)(%)(7)	57.9	57.9	59.6	61.2
• Employees (number in Group at year-end, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including personnel with temp work contracts)	83,209	83,209	85,484	82,620

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2006	2006	2005	2004	2003	2002
	(millions of U.S. dollars, except per share amounts)(1)	(millions of Euro, except per share amounts)
Statement of Income Data in accordance with U.S. GAAP:
• Revenues	41,274	31,275	29,921	28,292	27,290	26,769

• Operating income	7,305	5,535	5,874	6,822	7,626	6,724

• Net income (loss) before minority interests, discontinued operations / assets held for sale and cumulative effect of accounting changes	2,261	1,713	1,962	2,899	3,064	6,272
• Minority interests	47	36	(479)	(1,167)	(1,523)	(3,016)
• Net income (loss) from discontinued operations / assets held for sale	149	113	409	(191)	319	(1,300)
• Cumulative effect of accounting changes, net of taxes	—	—	47	0	(19)	0

• Net income (loss) for the year (8)	2,457	1,862	1,939	1,541	1,841	1,956

Basic and Diluted earnings per Ordinary Share(9):
• Net income (loss) after minority interests per Ordinary Share from continuing operations	0.11	0.08	0.08	0.10	0.17	0.80
• Net income (loss) after minority interests per Ordinary Share from discontinued operations/assets held for sale	0.01	0.01	0.02	(0.01)	0.04	(0.32)
• Net income (loss) after minority interests per Ordinary Share from cumulative effect of accounting changes	0.00	0.00	0.00	0.00	(0.01)	0.00

• Net income (loss) per Ordinary Share	0.12	0.09	0.10	0.09	0.20	0.48

Basic and Diluted earnings per Savings Share(9):
• Net income (loss) after minority interests per Savings Share from continuing operations	0.12	0.09	0.09	0.11	0.18	—
• Net income (loss) after minority interests per Savings Share from discontinued operations/assets held for sale	0.01	0.01	0.02	(0.01)	0.04	—
• Net income (loss) after minority interests per Savings Share from cumulative effect of accounting changes	0.00	0.00	0.00	0.00	(0.01)	—

• Net income (loss) per Savings Share	0.13	0.10	0.11	0.10	0.21	—

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2006	2006	2005	2004	2003	2002
	(millions of U.S. dollars)(1)	(millions of Euro)
Balance Sheet Data in accordance with U.S. GAAP:
Total assets	152,206	115,334	123,304	106,919	108,335	93,367

Equity(10)	57,833	43,823	44,631	34,827	35,067	15,221

Total liabilities(11)	94,373	71,511	78,673	72,092	73,268	78,146

Total equity and liabilities	152,206	115,334	123,304	106,919	108,335	93,367

Share capital(6)	13,995	10,605	10,599	8,809	8,798	8,630

	As of and for the year ended December 31,
	2006	2005	2004	2003	2002
Statistical Data:
Wireline:
Fixed network connections in Italy (thousands)(12)	23,698	25,049	25,957	26,596	27,142
Physical accesses (Consumer + Business) (thousands)	20,540	21,725	22,395	22,962	23,661
Voice pricing plans (thousands)(13)	6,468	6,321	5,883	5,547	5,224
Broadband Accesses (thousands)(14):	8,660	7,020	4,430	2,200	850
• Domestic (thousands)	6,770	5,707	4,010	2,040	850
• European, other than domestic (thousands)	1,890	1,313	420	160	—
Alice page views—ex-Virgilio (millions)	13,283	9,842	7,902	6,612	5,267
Alice (ex-Virgilio) average monthly single visitors (millions)	19.1	15.7	13.9	12.0	9.5
Network infrastructure in Italy:
• Access network in copper (millions of km—pair)	105.7	105.2	105.2	105.2	104.3
• Access network and transport in optical fibers (millions of km of optical fibers)	3.7	3.7	3.7	3.6	3.6
Network infrastructure outside Italy:
• European backbone (km of optical fibers)	51,000	51,000	39,500	39,500	36,600
Domestic Mobile:
Mobile telephone lines in Italy at year-end (thousands)	32,450	28,576	26,259	26,076	25,302
Brazil Mobile:
Mobile telephone lines in Brazil at year-end (thousands)	25,410	20,171	13,588	8,304	5,335
Media:
La7 average audience share Free to Air (analog mode) for the year (%)	3.0	2.7	2.4	2.2	1.8
La7 average audience share Free to Air (analog mode) for the month of December (%)	3.1	3.1	2.6	2.2	2.1

(1)	For the convenience of the reader, Euro amounts for 2006 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 29, 2006 of €1.00 = U.S.$ 1.3197.

(2)	For the purposes of IFRS, “Parent”, as used in this annual report, means Telecom Italia S.p.A..

(3)

The average number of employees in the Group (excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including personnel with temp work contracts) was 79,993, 79,869 and 79,602 in 2006, 2005 and 2004, respectively.

(4)

In accordance with IAS 33 “Earnings per share”, basic earnings per Ordinary Share is calculated by dividing the Group’s net income available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares.

Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,254,860,233 for the year ended December 31, 2006, 12,283,195,845 for the year ended December 31, 2005 and 10,208,327,613 for the year ended December 31, 2004;

•	Savings Shares was 6,026,120,661 for the year ended December 31, 2006, 5,930,204,164 for the year ended December 31, 2005 and 5,795,921,069 for the year ended December 31, 2004.

Item 3. Key Information	Selected Financial And Statistical Information

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

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2006, were clipped on April 23, 2007 and were payable from April 26, 2007.

(6)	Share capital represents share capital issued net of the par value of treasury shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.5 Results of Operations for the Three Years Ended December 31, 2006—5.5.2 Non-GAAP Financial Measures”.

(8)	Refers only to Net income (loss) attributable to equity holders of the Parent.

(9)

In accordance with U.S. GAAP, the Net income (loss) per Ordinary Share has been calculated using the two class method, since the Company has both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding. For the purpose of these calculations, the weighted average number of Ordinary Shares and Savings Shares was 13,254,860,233 and 6,026,120,661 for the year ended December 31, 2006, 12,283,195,845 and 5,930,204,164 for the year ended December 31, 2005, 10,208,327,613 and 5,795,921,069 for the year ended December 31, 2004 and 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003. The weighted average number of Ordinary Shares was 4,054,375,543 for the year ended December 31, 2002. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares in addition to dividends paid on the Ordinary Shares. The calculations also take into account that in 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Ordinary Shares was €1 per share, and that in 2003, after the Merger, the par value of Ordinary Shares and Savings Shares was reduced to €0.55 per share. For diluted earnings per share the weighted average number of shares outstanding is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares.

(10)	Equity under U.S. GAAP refers only to Equity attributable to equity holders of the Parent.

(11)	Includes Minority Interests.

(12)	Data exclude internal lines.

(13)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(14)	Number of contracts.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time. Subject to the foregoing, we plan to pay dividends over the period 2007-2009 closer to the dividend policy of other European telecommunications operators.

Dividends declared by Old Telecom Italia.    The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Old Telecom Italia with respect to the fiscal year ended December 31, 2002 and the aggregate dividend paid in such year. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares				Dividends on Savings Shares
Year ended December 31,	Euro per Share		U.S. dollars per Share(1)	(millions of Euro)	Euro per Share		U.S. dollars per Share(1)	(millions of Euro)
2002	0.1357	(2)	0.1386	713.47	0.1357	(2)	0.1386	273.11

(1)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

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

Dividends declared by Telecom Italia (formerly Olivetti).    The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia (Olivetti prior to the Merger) with respect to each of the last five fiscal years and the aggregate dividend paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)
2002	—	—	—	—	—	—
2003	0.1041	0.1278	1,072.95	0.1151	0.1413	667.11
2004	0.1093	0.1431	1,225.99	0.1203	0.1575	697.25
2005	0.1400	0.1753	1,873.12	0.1510	0.1891	909.94
2006(2)	0.1400	0.1903	1,873.13	0.1510	0.2052	909.94

(1)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(2)

Approved at the Annual Shareholders’ Meeting held on April 16, 2007. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Annual Meeting of Shareholders approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2006 were clipped on April 23, 2007, and were payable from April 26, 2007.

Payment of annual dividends is subject to approval by the holders of Ordinary Shares at the annual general shareholders’ meeting, which must be convened within 120 days after the end of the financial year to which it relates or, in case specific reasons arise, within 180 days, and the reasons for the delay to be described in the annual report. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

According to the Italian Civil Code, before dividends may be paid with respect to any year, an amount equal to 5% of the net income of the Company for such year must be set aside to the legal reserve until the legal reserve, including amounts set aside during prior years, is at least equal to one-fifth of the par value of the Company’s

Item 3. Key Information	Dividends

issued share capital. This legal reserve is not available for payment of dividends. Such restriction on the payment of dividends applies, on a non-consolidated basis, to each Italian subsidiary of the Telecom Italia Group. The Company may also pay dividends out of available retained earnings from prior years or other reserves.

Dividends in respect of Ordinary Shares and Savings Shares held with Monte Titoli S.p.A. (“Monte Titoli”) are automatically credited to the accounts of the beneficial owners with the relevant participant of Monte Titoli, without the need for presentation by such beneficial owners of any documentation. See “Item 10. Additional Information—10.4 Description of Capital Stock”.

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

In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents of Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Ordinary Shares and Savings Shares, as the case may be, will satisfy these requirements. The Depositary, in accordance with Telecom Italia, will provide information to beneficial owners of Ordinary Share ADSs and Savings Share ADSs, that are considered U.S. residents for purposes of applicable law, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

Item 4. Information On The Telecom Italia Group	Business

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

For a glossary of selected telecommunications terms used in the following description of the Telecom Italia Group’s business and elsewhere in this Report see “—4.4 Glossary of Selected Telecommunications Terms.”

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A..

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

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

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the “Merger”) with Olivetti as the surviving company changing its name to “Telecom Italia S.p.A.”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Olimpia or Pirelli & C. S.p.A. (“Pirelli”), Olimpia’s largest shareholder, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to the acquisition by Telecom Italia of the share capital in TIM it did non already own (the “TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia’s Ordinary Shares, making it the largest shareholder of Telecom Italia. As a result of a series of transactions in December 2004 and March 2005, Olimpia acquired additional Ordinary Shares resulting in ownership of approximately 21.4% of the outstanding Ordinary Shares.

Following the issuance of shares of Telecom Italia in exchange for outstanding shares of TIM held by third parties, as a result of the merger of TIM into Telecom Italia through which the TIM Acquisition was effected, Olimpia’s stake was diluted to approximately 18% (corresponding to 2,407,345,359 Ordinary Shares).

Currently 80% of the share capital of Olimpia is held by Pirelli & C. S.p.A., with the remaining stake owned by Sintonia S.p.A. that replaced Edizione Holding S.p.A. as a result of its demerger (effective as of March 2, 2007) and by Sintonia S.A., previously named Edizione Finance International S.A., a wholly owned subsidiary of Sintonia S.p.A..

According to publicly available filings with CONSOB, as of June 13, 2007, the shareholders of Pirelli with a 5% shareholding or greater in Pirelli’s voting capital were Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali S.p.A. (5.251%). On the same date shareholders of Camfin CAM Finanziaria S.p.A. with a 5% shareholding or greater in the voting capital of the company included Mr. Marco Tronchetti Provera (through Gruppo Partecipazioni Industriali S.p.A. (50.180%)) and Mr. Carlo Acutis (through Vittoria Assicurazioni S.p.A. (4.648%) and Yura International Holding B.V. (4.649%)).

Item 4. Information On The Telecom Italia Group	Business

The following chart illustrates Telecom Italia’s current ownership structure.

(1)	Shareholders of Pirelli & C. S.p.A. with a 5% stake or greater in the voting capital of the company include: Camfin CAM Finanziaria S.p.A. (25.387%) and Assicurazioni Generali S.p.A. (5.251%).

On April 28, 2007 Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. announced by press release that they had reached an agreement with a group of institutional financial investors and Telefónica S.A., the Spain-based international telecoms operator for the sale of 100% of the share capital of Olimpia.

The acquisition (which is conditional upon the authorizations and approvals of competent authorities) will be effected by a vehicle company (Telco S.p.A.) owned by Assicurazioni Generali S.p.A. (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%). The transaction is expected to be completed by October 2007.

Telco S.p.A., after the acquisition and the incorporation of Olimpia, will hold approximately 23.6% of the voting share capital of Telecom Italia, 18% of which will be acquired with the acquisition of Olimpia and 5.6% of which will be contributed by Assicurazioni Generali S.p.A. and Mediobanca S.p.A..

Item 4. Information On The Telecom Italia Group	Business

The following chart illustrates the expected ownership structure following completion of the transaction.

4.1.2    DEVELOPMENT

Olivetti (now Telecom Italia) was founded in Ivrea (Province of Turin) in 1908 as a typewriter manufacturing company. Subsequently, Olivetti gradually altered its core business from office products (mechanical products at first and electronic products later) to products for information technology and telecommunications.

In May 1999, after the completion of a purchase and exchange offer, Olivetti and its subsidiary Tecnost S.p.A. acquired control of the “old” Telecom Italia, Italy’s main telecommunications operator, which, had previously held the monopoly for such operations and had been state-controlled until its privatization in 1997.

In August 2003, Old Telecom Italia was merged into Olivetti; Olivetti adopted Telecom Italia’s corporate purpose and name.

In June 2005, TIM (a separate company listed on the Italian stock exchange, controlled by Telecom Italia, engaged in mobile communications services) was merged into Telecom Italia, after the spin-off of the corporate operations relating to the domestic mobile communications business to Tim Italia, a wholly-owned subsidiary of TIM and, after TIM’s merger into Telecom Italia, of Telecom Italia.

During the course of 2005, activities in the Internet sector, which were under the control of Telecom Italia Media, were also integrated into Telecom Italia through the acquisition of the assets of Virgilio (through the companies Finanziaria Web and Matrix) and Tin.it (through the company Nuova Tin.it).

The final stage in this reorganization process took place in October 2005 when the Telecom Italia Board of Directors decided to adopt a new business model based on the integration of its wireline and mobile businesses (the so-called “One Company Model”). In line with this decision, Tim Italia was merged in Telecom Italia (with effect from March 1, 2006). The One Company Model also led to the integration of the Internet activities in the parent company and, in the second half of 2006, the wholly-owned subsidiary Nuova Tin.it S.r.l. was merged into Telecom Italia with effect from October 1, 2006.

The adoption of the One Company Model was our strategic response to changes in the demand for telecommunications services, increased competitive pressure and technological innovations, which were progressively erasing the traditional distinctions between fixed and mobile business areas. We considered at the time that our ability to offer wireline, mobile and Internet services, as the demand for these services converged, provided us with a longer term competitive advantage which, if exploited, would be the means of achieving our targets of growth and profitability.

Item 4. Information On The Telecom Italia Group	Business

Given the opportunities offered by the market and technology (especially the focus on the integration between broadband and media content) and the regulatory constraints placed on the Group’s activities, in September 2006, the Board of Directors elected to separate the mobile telephony operations and local access network business, and to create specific business divisions focused on various market and services segments.

Subsequently, on January 22, 2007, the Telecom Italia Group implemented a new organizational plan which, while implementing a strategy that gives strong value to Fixed-Mobile convergence as a distinctive advantage, is aimed at maintaining a focused approach to the various markets, as they are still characterized by specific competitive and regulatory contexts.

For more detail about the organizational structure deriving from this approach, please see “—4.1.8 The Organizational Structure”.

4.1.3    BUSINESS

The Telecom Italia Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and wholesale providers, in the development of fiber optic networks for wholesale customers, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector, and operates mainly in Europe, the Mediterranean Basin and in South America.

In particular, at December 31, 2006, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 23.7 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 32.4 million domestic mobile telephone lines at December 31, 2006; and as of the same date Telecom Italia Group had 25.4 million mobile telephone lines in Brazil. We have significantly expanded into broadband in recent years and, at December 31, 2006, we had 8.7 million broadband accesses, 6.8 million in Italy and 1.9 million elsewhere in Europe (France, Germany and The Netherlands).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2006

For a description of disposals and acquisitions of significant equity investments in 2006 please see “Note 1—Form and Content and Other General Information”, “Note 3—Business Combinations, Acquisitions of Minority Interests and Transactions between Companies Under Common Control”, “Note 8—Other Non-Current Assets” and “Note 16—Discontinued Operations/Assets Held for Sale” of the Notes to the Consolidated Financial Statements.

4.1.5    RECENT DEVELOPMENTS DURING 2007

Entel Bolivia

The Bolivian government, in pursuing its policy of nationalizing various privately-owned businesses, including Entel Bolivia (acquired in 1995 by the Telecom Italia Group through the Dutch subsidiary ETI, entirely controlled by Telecom Italia International), recently issued a decree establishing a ministerial commission in order to start, conduct and conclude negotiations, within 30 days beginning from the publication of the decree, aimed at “recovering” Entel Bolivia for the State. The above-mentioned measure alleges that Entel Bolivia and ETI have committed a number of serious administrative and fiscal irregularities. Telecom Italia participated in the meetings with the commission with the sole aim of hearing the government’s position with regard to the “recovery” of Entel Bolivia, but rejected all the allegations concerning the supposed irregularities. Subsequently, on April 23, 2007, the Bolivian government adopted two more measures cancelling all the previous laws which were the basis on which the previous government had acknowledged that Entel Bolivia had fulfilled all the obligations it had assumed when the company was privatized, declaring that all initiatives taken in executing the abrogated laws (particularly the capital reduction of Entel Bolivia resolved at the end of 2005) would be punishable by law, and also annulled a number of further administrative measures, particularly the one passed in 1995, which had launched the Entel Bolivia privatization process.

On April 30, 2007, as a reaction to the position assumed by the commission and the measures adopted by the Bolivian government, and with the aim of protecting its interests in the country, ETI notified the government of its intention to start the procedure provided for in the bilateral treaty for the protection of investments between Bolivia and The Netherlands; upon such notification, the parties may initiate consultation procedures for six months with a view to settling amicably the conflict between them. This action is preliminary to the possibility of asking the International Center for Settlement of Investment Disputes (ICSID), an internal body of the World Bank, to start an international arbitration to resolve the dispute.

Item 4. Information On The Telecom Italia Group	Business

Change in Ownership Structure

On April 28, 2007 Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. reached an agreement with a group of institutional financial investors and Telefónica S.A., the Spain-based international telecoms operator, for the sale of 100% of the share capital of Olimpia. For a description of the Olimpia sale please see “—4.1.1. Background”.

Consultation regarding fixed line network by the National Regulatory Authority

For a discussion of the consultation being held by the NRA with regard to Telecom Italia’s domestic fixed line network please see “—4.3 Regulation”.

For a description of other recent developments please also see “Note 44—Events Subsequent to December 31, 2006” and “Note 48—Additional U.S. GAAP Disclosures” of the Notes to the Consolidated Financial Statements.

4.1.6 OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2006:

Item 4. Information On The Telecom Italia Group	Business

The table below sets forth revenues, operating income (loss), capital expenditures and number of employees by Business Units, for the periods indicated:

			Wireline (1)	Domestic Mobile	Brazil Mobile		Media		Olivetti		Other activities (1)(2)		Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(3)	2006 2005 2004	(4) (4)	17,795 17,834 17,508	10,210 10,076 9,923	3,964 2,900 1,800		207 180 168		440 452 590		1,563 1,321 1,289		(2,904 (2,844 (2,986	) ) )	31,275 29,919 28,292

Operating income (loss)	2006 2005 2004	(4) (4)	4,396 4,488 4,709	3,742 3,856 4,010	21 (190 (137	) )	(137 (130 (93	) ) )	(50 (38 17	) )	(582 (547 (692	) ) )	47 60 (211)		7,437 7,499 7,603

Capital expenditures	2006 2005 2004	(4) (4)	3,002 2,823 2,449	1,146 1,276 1,469	699 842 817		85 65 39		10 19 15		200 156 213		(28 (8 —	) )	5,114 5,173 5,002

Number of employees at year-end(5)	2006 2005 2004	(4) (4)	55,705 56,987 55,833	11,218 11,720 11,767	9,531 9,043 6,967		919 886 1,077		1,428 1,750 2,109		4,408 5,098 4,867		— — —		83,209 85,484 82,620

(1)

As a result of the new organizational structure of the Group approved on October 5, 2005 (the so-called “One Company Model”), the activities of the Innovation & Engineering Services business segment of Telecom Italia, ex-TILAB segment of Telecom Italia, previously included in Other activities, were transferred to the Wireline Business Unit; therefore 2005 and 2004 results have been reclassified for purposes of comparison.

(2)	Entel Bolivia group is included in Other Activities.

(3)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(4)	The data relating to 2005 and 2004 have been reclassified and presented consistent with the 2006 presentation.

(5)

The number of employees at year-end excludes employees relating to the consolidated companies considered as discontinued operations/assets held for sale, and includes personnel with temp work contracts.

Item 4. Information On The Telecom Italia Group	Business

The following table sets forth, for the periods indicated, certain selected statistical data for the Telecom Italia Group’s Business Units.

	As of and for the year ended December 31,
	2006	2005	2004
Statistical Data:
Wireline:
Fixed network connections in Italy (thousands)(1)	23,698	25,049	25,957
Physical accesses (Consumer + Business) (thousands)	20,540	21,725	22,395
Voice pricing plans (thousands)(2)	6,468	6,321	5,883
Broadband Accesses (thousands)(3):	8,660	7,020	4,430
• Domestic (thousands)	6,770	5,707	4,010
• European, other than domestic (thousands)	1,890	1,313	420
Alice page views—ex-Virgilio (millions)	13,283	9,842	7,902
Alice (ex-Virgilio) average monthly single visitors (millions)	19.1	15.7	13.9

Network infrastructure in Italy:
• Access network in copper (millions of km—pair)	105.7	105.2	105.2
• Access network and transport in optical fibers (millions of km of optical fibers)	3.7	3.7	3.7

Network infrastructure outside Italy:
• European backbone (km of optical fibers)	51,000	51,000	39,500

Domestic Mobile:
Mobile telephone lines in Italy at year-end (thousands)	32,450	28,576	26,259

Brazil Mobile:
Mobile telephone lines in Brazil at year-end (thousands)	25,410	20,171	13,588

Media:
La7 average audience share Free to Air (analog mode) for the year (%)	3.0	2.7	2.4
La7 average audience share Free to Air (analog mode) for the month of December (%)	3.1	3.1	2.6

(1)	Data exclude internal lines.

(2)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(3)	Number of contracts.

4.1.7    UPDATED STRATEGY

On March 9, 2007, we set out our priorities for the 2007-2009 period.

Changes in the demand for telecommunications services, increased competitive pressure and technological breakthroughs continue to erode the traditional distinctions between fixed and mobile business areas and convergence increasingly appears as the means of developing a sustainable long-term competitive advantage.

After an initial phase in 2005-2006 in which we built a fully integrated business model, we have now evolved our organizational model focusing on business segments and flexibility, preserving the integrated approach in network infrastructures development and in platforms and systems management and development.

Our strategy is based on the following pillars to support the growth of the Group and the evolution of profitability.

•	Maintain clear leadership in Domestic TLC market:

–

increasing broadband penetration and continuing our win back and retention strategy based on dual play (voice and broadband access) and triple play (voice, broadband access and IPTV) offers for private customers and integrated solutions (voice, broadband and value added services “VAS”) for business customers in the domestic fixed market;

–

developing a “volume and value strategy” in the domestic mobile market based on market and offer segmentation, the migration towards 3G/High Speed solutions to exploit VAS growth and the push on flat and post-paid (contract) offers;

Item 4. Information On The Telecom Italia Group	Business

–	leveraging fixed-mobile convergent offers (a bundle of fixed and mobile services) in voice, VAS and broadband as a distinguishing factor in market positioning versus other operators;

–	leading network evolution towards full IP and ultra broadband to maintain leadership in service innovation and to efficiently manage future business evolutions;

–	pushing on efficiency in all costs areas to protect Telecom Italia’s domestic profitability exploiting full-IP network architecture simplification and consolidating convergent synergies.

•	Exploit the increasing growth opportunity in adjacent sectors (Content, Information and communication technology “ICT”):

–	developing an IPTV service offer to increase the Average Revenue Per User (“ARPU”) and the share of wallet on broadband customers and to accelerate broadband adoption and penetration;

–	exploit network capabilities and strong Telecom Italia relationships with its business customer to push on ICT value added services as a means to increase customer loyalty.

•	Strongly increase the weight of international operations through the development of European broadband presence and the consolidation of Latin-American operations:

–

strengthening and developing existing broadband activities in Europe and also exploiting high potential incremental businesses (virtual mobile operator model, service multinational corporations) that can leverage on local presence in Germany, France and The Netherlands;

–

maintaining leadership in mobile growth in Brazil by launching Fixed-Mobile convergent offers in order to defend TIM from alternative convergent offers (a bundle of fixed and mobile services) and attract high value customers (fixed and mobile);

–

anticipate the consolidation of Telecom Argentina operations (Telecom Italia owns 50% of Sofora Telecomunicaciones S.A. and owns call options rights to acquire control from 2009) to strengthen Latin-American presence.

While implementing a strategy that gives strong value to fixed-mobile convergence (a bundle of fixed and mobile services) as a distinctive advantage, we therefore maintain a focused approach to the fixed and mobile markets, which are still characterized by specific competitive and regulatory contexts.

There can be no assurance that these objectives will actually be achieved.

Wireline business

In Wireline, the main focus is on broadband development and customer retention. At the end of 2006, the customer base of broadband access lines was 6.8 million in the domestic market and 1.9 million in the European markets (France, Germany and The Netherlands). Broadband access services (Alice and Alice Business) have supported continued growth. New voice packages, including flat rates on both the Public Service Telephony Network (“PSTN”) and VoIP lines, and innovative integrated solutions for business clients were also introduced.

Our Wireline strategy continues to be driven by defense of market share in voice traffic, a strong emphasis on Internet growth and the development of broadband content and services, while maintaining a strong focus on obtaining cost efficiencies.

In particular, we intend to:

•

maintain the domestic leadership in our core business (voice services, Internet access, data transmission services for businesses, national and international wholesale services); on voice, the process of migrating an increasing portion of our customers to flat rate packages will be a key to ensure the success of our retention strategy;

•

strengthen our leadership in service innovation and increase the penetration of broadband services, through “dual play” offers, “triple play” offers, and also “quadruple play” offers (fixed and mobile voice, broadband access and IPTV);

Item 4. Information On The Telecom Italia Group	Business

•

innovative services will be supported by increased bandwidth (>50Mbit/s on fixed infrastructure and 10Mb/sec on mobile infrastructure), as we expect to lead network evolution towards full IP and ultra broadband characterized by:

–	Introduction of Fibre and VDSL2 technology in the access network;

–	Significant extension of ADSL2+ / triple play coverage to anticipate Fttx (optical fiber based) solutions;

–	Implementation of a full IP network;

–	Progressive full migration to Telephony Over Internet Protocol (“ToIP”) starting from 2009;

–	Development of new data centers and platforms to support new vertical services distribution;

•

consolidate our operational capabilities with the objective of offering top high quality service levels to our customers and leverage opportunities to retain our client base by enhancing customer loyalty (through customer relationship management and customer contact);

•	run efficient operations and continue to be focused on cost-cutting and cost control (personnel, real estate, general and administrative, network).

There can be no assurance that these objectives will actually be achieved.

Italian mobile business

Mobile Italy’s strategy is based on “a volume and value approach” and is focused on maintaining leadership on Mobile market and achieving sustainable and profitable growth through:

•

continuous innovation and improved segmentation of voice and Value Added Services (VAS) offers; we believe this should enable Telecom Italia to retain or improve its market share and to achieve leadership in the UMTS services market;

•	strong customer care, able to respond and anticipate customer needs with a segmented approach; and

•

full enhancement of the potential of the UMTS network and development of mobile broadband technologies (such as HSDPA—High-Speed Downlink Packet Access: a UMTS evolution that allows broadband connections up to 3.6 Mbps) and of DVB-H (Digital Video Broadcasting-Handheld: a technology used to broadcast digital video to mobile devices) services. These are expected to enable the provision to mobile customers of value added services and content now available to fixed line customers, due to the development of convergent platforms.

The main strategic tools for the achievement of such objectives are:

•	focusing on the high end of the market, attracting valuable customers and leveraging caring differentiation and loyalty programs;

•

accelerating innovative marketing propositions, aimed at generating new and segmented offers to increase voice traffic and VAS usage; penetration of mobile internet, access to premium and user generated content;

•	a multichannel and integrated approach to caring and distribution, tailored for different customer needs/profile;

•

development of synergies between fixed and mobile services both on the revenue side, by launching convergent services, and on the cost side, by continuing to eliminate duplication and achieving cost efficiencies on capital expenditures and operating expenditures;

•	focus on innovative capital expenditures, enabling us to retain our leadership in network quality and to provide our customers with attractive wireless broadband services.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business

European Broadband Project

European broadband development represents increasingly a key driver in Telecom Italia’s overall growth strategy. Telecom Italia will continue to strengthen and develop existing activities and monitor any opportunities to exploit potential incremental business (i.e. MVNO—Mobile Virtual Network Operator, a company that provides mobile telephone services without its own infrastructures—services to multinational companies) that can leverage on local capabilities (sales, backbone and access network) and centralized support.

Telecom Italia’s European presence is today focused on Germany, France and The Netherlands. In particular on single country basis, Telecom Italia’s strategy is set upon the following guidelines:

•	In Germany. Telecom Italia will leverage on its AOL acquisition to consolidate growth, profitability and cash generation. The main strategic tools in Germany are:

–	develop new VoIP and triple play offers;

–	leverage on brand and sales efficiency;

–	expand Local Loop Unbundled (“LLU”) coverage to maximise returns from market growth (from 40% at the end of the year 2006 to 68% at the end of the year 2009);

–	launch MVNO.

•	In France. Telecom Italia has completed a 12 months industrial turn around to achieve operating and economic efficiency. The main strategic tools in France are:

–	develop new VoIP, triple play, quadruple play offers (new mediabox, rich portfolio of IPTV paying channels; launch of Video On Demand services);

–	maximum commercial focus on Local Loop Unbundled areas;

–	increase quality of service and of end-to-end process management;

–	Local Loop Unbundled coverage expansion (from 36% at the end of the year 2006 to over 50% by middle 2008);

–

Wimax (Worldwide Interoperability for Microwave Access, a technology used to provide wireless broadband access) and MVNO (Mobile Virtual Network Operator, a company that provides mobile telephone services without its own infrastructures) options.

Brazilian Mobile business (Tim Brasil)

In 2006, Tim Brasil continued to strengthen its market position and outperformed the Brazilian market line growth due to its ability to attract high value customers. The Brazilian market has been characterized by strong growth in recent years and is expected to continue to grow, although such residual market growth is predominantly in lower income social classes. Tim Brasil’s strategy will be focused on:

•	consolidating its position (revenue growth consistently above market average), and increasing profitability;

•	ensuring profitability of low ARPU clients;

•	capturing fixed-line revenues (increase share of spending on Tim Brasil customer base) and defend TIM mobile leadership.

Tim Brasil will endeavor to reach these strategic objectives through:

•	end-to-end segmentation to attract and maintain high value consumer and business customers;

•	operational efficiency to support customer base expansion;

•	development of a new business model oriented to low-ARPU customers;

•	development of new convergent products (such as home zone with fixed numbering, Virtual PABX, Internet broadband access, etc.);

•	continuous innovation in VAS;

Item 4. Information On The Telecom Italia Group	Business

•	shorter time to market and greater efficiency due to Tim Brasil’s plug and play strategy, which enables it to share resources and know-how with the domestic Italian business;

•	improved customer care and leveraging on its extensive distribution channel;

•	continued focus on quality of coverage.

Economies of scale and strict cost control should also allow Tim Brasil to further improve its profitability.

There can be no assurance that these objectives will actually be achieved.

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of the date of this Annual Report:

Item 4. Information On The Telecom Italia Group	Business

The organizational structure of Telecom Italia Group at December 31, 2006 was as follows:

•	Central functions, organized according to Group Functions and/or Service Units, which were in charge of directing the operations of the Group;

•	Operations and Business Units, which were responsible for business development and activity coordination for the reference market.

The following reported to the then Chairman of the Board of Directors, Guido Rossi:

•	the Public Affairs Group function;

•	General Counsel.

The following reported to the Executive Deputy Chairman, Carlo Orazio Buora:

•

the Chief Executive Officer of Operations, Riccardo Ruggiero, who was responsible for ensuring the management and development of the fixed telecommunications, mobile telecommunications and Internet services businesses;

•	the Media and Olivetti Business Units;

•

the Group Functions of Advertising & Image, Brand Enrichment (Progetto Italia), Investor Relations, Finance Administration and Control, Human Resources, Organization and Security, Corporate and Legal Affairs, International Legal Affairs, Corporate Development, Purchasing, Services for the Judicial Authorities and IT Governance, External Relations and Economic Studies;

•	Telecom Italia Audit and Compliance Services and Telecom Italia Latam.

The Support Activities function also reported directly to the Executive Deputy Chairman.

***

On January 22, 2007, the Telecom Italia Group implemented an organizational plan aimed at adapting its strategy to the evolution and advances in technology, the market, the competition and the regulatory developments as well as fostering the convergence of the business areas (fixed-mobile, fixed-media, communication and information technology), while maintaining autonomy and flexibility.

Under this new organizational structure, the following Group Functions reported to the Chairman of the Board of Directors:

•	Public Affairs;

•	General Counsel & Corporate and Legal Affairs.

The following reported to the Executive Deputy Chairman:

•	the CEO of Telecom Italia, to whom the following reported:

–

the Domestic Fixed Services Department, with responsibility for ensuring—at a national level—the development and management of activities relating to wireline telecommunications for consumer and business customers;

–

the Domestic Mobile Services Department, with responsibility for ensuring—at a national level— the development and management of activities relating to mobile telecommunications for consumer and business customers;

–

the Top Clients & ICT Services Department, with responsibility for ensuring the development and management of activities relating to fixed telecommunications and mobile telecommunications and the relative ICT services for TOP customers;

–

the Technology Department, with responsibility for ensuring the technological innovation of the Group, as well as the development and operation of the fixed and mobile telecommunications networks, systems and IT infrastructures;

–	Tim Brasil, with responsibility for ensuring the development and management of the mobile telecommunications business in Brazil;

Item 4. Information On The Telecom Italia Group	Business

–

Quality & Field Services Management, with responsibility for ensuring control over delivery processes and technical assistance to the customers, as well as the monitoring of customer satisfaction and the coordination of plans for improving the quality of service;

–	National Wholesale Services, with responsibility for ensuring the management of relations with domestic licensee operators;

–

International Wholesale and Broadband Services, with responsibility for ensuring the development of the international wholesale business of the Group and also the coordination of broadband operations outside Italy;

and also Business Development and Regulatory Affairs Functions;

•	the Media Business Unit;

•	the Olivetti Business Unit;

•

the Group Functions: Finance, Administration and Control, Human Resources, Organization and Security, Domestic Legal Affairs and Services for the Judicial Authorities, International Legal Affairs, Purchasing, Strategy, External Relations, International Affairs and Investor Relations.

In addition, Telecom Italia Audit and Compliance Services, reported to the Executive Deputy Chairman.

On February 16, 2007, the Telecom Italia Board of Directors appointed Massimo Castelli (Domestic Fixed Services Department), Luca Luciani (Domestic Mobile Services Department), Enrico Parazzini (Finance, Administration and Control Function) and Stefano Pileri (Technology Department) as General Managers.

* * *

On April 6, 2007 Guido Rossi resigned from the positions of Chairman and member of the Board of Directors of Telecom Italia S.p.A. Following the shareholders’ meeting held on April 16, 2007, the newly elected Board of Directors of Telecom Italia held its first meeting on April 17, 2007 and appointed Mr. Pasquale Pistorio as Chairman and confirmed Mr. Carlo Orazio Buora as Executive Deputy Chairman and Mr. Riccardo Ruggiero as Chief Executive Officer. Subsequently, the Board of Directors confirmed the corporate responsibilities described above except that the Chairman, who is the legal representative of the Company, was also given the responsibility for:

•	overseeing the process of examination and definition of the strategic guidelines for the Company and the Group, with the assistance of the Executive Deputy Chairman and the Chief Executive Officer;

•	proposing the strategic guidelines, so defined, to the Board of Directors; and

•	overseeing the development of the industrial plans and related implementation processes.

This additional responsibility was in addition to the organizational responsibility for the coordination of the Functions of Group General Counsel and Corporate and Legal Affairs, Public Affairs and Strategy.

The roles of the Executive Deputy Chairman and the Chief Executive Officer remained as described above.

Committees

One of the most important tools for the management and operational integration of the Group is the Committee System, which aims at:

•	monitoring the implementation of strategies and the development of plans and results;

•	ensuring the overall coordination of business actions and management of the relative cross-over business issues;

•	building up the necessary operating synergies between the various functions involved in the technological, business and support processes; and

•	supporting the integrated development of the innovation processes of the Group.

Item 4. Information On The Telecom Italia Group	Business

In particular, as of December 31, 2006, the Committee System of the Group included:

•	the Management Committee, which coordinated the Group’s activities and ensured a unitary approach to the development and implementation of business strategies;

•	the Investments Committee, which was entrusted with approving investments that exceeded specific delegated limits;

•

the Business Reviews Committee for Operations, Media and Olivetti which, for each business segment, analyzed forecasts, results and operating progress and examined the progress made on the most important projects and action plans;

•	the Technological Innovation Committee, which ensured an integrate d approach to innovation and technological development processes;

•

the IT Governance Committee, which defined the guidelines for the information strategies of the Group, guided IT strategic decisions and investments consistently with business needs, monitored progress on the most important IT projects, the quality of solutions and cost effectiveness; and

•

the Risk Management Committee, which ensured the identification, the assessment and the management of risks of the Group, coordinating preventive action plans designed to ensure the operating continuity of the business.

To date, as a result of the new organizational structure, the Committee System of the Group is under re-examination and renewal.

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    OPERATIONS

On October 5, 2005, the Board of Directors of Telecom Italia adopted the “One Company Model” organizational structure by converging the two previous Wireline and Mobile Business Units into one single unit (Operations).

For purposes of accounting representation, starting from the first half of 2006, Mobile activities have been divided into Domestic Mobile and Brazil Mobile.

Operations is organized as follows:

Operations
Wireline Domestic Mobile Brazil Mobile

4.2.2    WIRELINE

On a national level, the Wireline Business Unit operates as the consolidated market leader of wireline telephone and data services for final customers (retail) and other operators (wholesale). On an international level, the Wireline Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean area and in South America) and also offers innovative broadband services in France, Germany and The Netherlands.

The organizational structure of the Wireline Business Unit as of December 31, 2006 was as follows:

Wireline
Telecom Italia Wireline	National Subsidiaries	International Subsidiaries
Wireline TLC services: • Retail telephone • Internet • Data Business • National Wholesale	Loquendo S.p.A. Matrix S.p.A. Path. Net S.p.A. Telecontact Center S.p.A.	BBNED group Liberty Surf group HanseNet Telekommunikation GmbH

Telecom Italia Sparkle group:

•        Telecom Italia Sparkle S.p.A.

•        Latin American Nautilus group

•        Med-1 group

•        Mediterranean Nautilus group

•        TMI group

•        Pan European Backbone

•        Telecom Italia Sparkle Singapore

•        Telecom Italia San Marino S.p.A.

•        Telecom Italia Sparkle of North America Inc.

•        Telefonia Mobile Sammarinese S.p.A.

•        Thinx.sm S.r.l.

•        TIS France S.A.S.

Item 4. Information On The Telecom Italia Group	Business Units

❖	KEY FACTORS IN ITALY

•

The Wireline Business Unit is focused on encouraging its customers to migrate towards innovative technologies which provide access to a new generation of IP services and applications. In 2006, the Wireline Business Unit aimed at expanding the penetration of ADSL into the retail broadband market through its range of Alice products offered to consumers, SOHOs (Small Office Home Offices) and SMEs (Small-and Medium- size Enterprises).

•

At December 31, 2006, this strategy had achieved significant success with a broadband retail and wholesale portfolio of 6.8 million broadband points of access (compared to approximately 5.7 million broadband points of access at December 31, 2005), of which approximately 5.6 million had been sold to retail broadband customers. Throughout 2006, Telecom Italia’s sales strategy aimed at encouraging customers with pay per use rate plans to migrate towards flat rate plans and voice/data bundle packages. Such plans now constitute approximately half of Telecom Italia’s retail broadband customers.

•

The Wireline Business Unit is continuing to develop new services to offset the decline in traditional services. On the Consumer market, the IPTV service was launched with a geographical coverage of 250 cities by the end of 2006. In addition, Telecom Italia continued to develop its range of Internet content and services and its range of advanced telephony such as video-communication and VAS. In the business market, Telecom Italia efforts are focused on offering to its customers ICT solutions, as a tool to promote customer retention and increase revenues.

•

In the traditional voice business, the main strategy has been to increase the penetration of flat voice packages, to achieve higher retention rates among existing customers and win back customers who have moved to other service operators.

❖	WIRELINE STRATEGIC BUSINESS AREAS

•	Retail Telephone

Retail telephone services consist mainly of the supply of services using traditional technologies (PSTN and ISDN) and innovative technologies (VoIP). Retail telephone services include: network access, traffic (in terms of minutes and rate plans), hire of telephone equipment and value added telephone services.

Traditional access.    In 2006 the new Linea Più package of services was launched. This package is aimed at sustaining the demand for new telephone lines and at increasing the penetration of Broadband and the use of services. The new package includes an additional VoIP number, a modem for surfing the Internet, the Tutto 4* services package and free consultation of the 1254 automatic subscriber information service.

For business customers, especially SOHO customers, there was a move towards VoIP lines, with a flat rate for national calls.

Pricing (rate plans).    In addition to activities aimed at increasing the number of flat rate packages, we expanded our portfolio of pricing plans by extending the concept of “parli per 0 eurocents” to the fixed-mobile segment. One of such pricing plans, Teleconomy Zero-Zero, enables customers to call or make video calls for 0 eurocents a minute, both to fixed and mobile phones with a connection charge when the phone is answered.

We launched rate plans to encourage convergence with the mobile network, with a special promotion of the Team Business and Teleconomy One Office rate plans, which provide subscribers with a free of charge first month.

Products.    For the Business customers, the VoIP cordless model of the Aladino was launched, bundled with Alice Business Voice, the new entry level fax Pegaso MMS, and a new range of personal computers.

•	Retail Internet

Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional Internet traffic (dial-up access).

Internet and VoIP—Alice.    We introduced promotions on Alice Free to encourage customers to switch to ADSL by eliminating fixed costs for customers.

Item 4. Information On The Telecom Italia Group	Business Units

We launched the Unica rate plan, the first integrated TIM-Telecom package, which allows VoIP calls from the Wi-Fi connection of Alice inside the home and GSM TIM calls outside the home using a TIM UNICO cell phone.

We launched the double and triple play Alice Tutto Incluso rate plans which, starting at a price of €1 a day, offers customers Internet with speeds of up to 20 Mega, unlimited phone calls and video calls from the new Video telephone and personally selected TV programs. Customers also have the option of buying a “season ticket” for the TIM Serie A Soccer Championship or a portable PC with zero interest, including installation.

For the Business customers, there is a drive to promote VoIP associated with entry level ADSL to increase penetration even to customers who do not use the Internet.

We introduced the new “Alice autoinstallante”, which can be installed without any technical assistance.

In October 2006, we provided our customers with a free automatic upgrade for Alice Flat accesses from 640Kbps to 2 Mb.

Internet and VoIP—Alice business.    We promoted VoIP with entry level ADSL to increase penetration and target customers who do not use the Internet yet.

In September 2006, we launched Alice Business 20 Mega, the Business rate plan based on ADSL 2+ technology.

We launched promotions associated with Alice Business Flat and 5 FAST, with no subscription charges for the first 2 months, Alice Business Sicura with a basic subscription charge of €1/month for the first 6 months, and HDSL in Liberty with no basic subscription charge for the first month on 2-Mb broadband access service.

A new Video service (CCTV—Closed Circuit Television) rate plan is currently being developed.

IPTV.    Coverage of the Alice Home TV (IPTV) service was extended to more than 250 Italian towns to enlarge the potential customer base. We also renewed the promotion, offering free installation by a Telecom Italia technical expert. At the end of 2006, we had 31,000 customers.

New agreements signed in 2006 expanded the portfolio of “basic” and “premium” content offered to Alice home TV users. At the end of 2006, Alice home TV programs were being broadcast on 24 channels. The annual movie catalog includes about 2,500 of the most famous Italian and international movies, of which 500 are available each month on demand, with a monthly update of approximately 200 new titles of movies and TV series.

The commercial offering was enhanced by the upgrade of the access speed to 20 Megabytes and the launch of the new triple-play “Alice Tutto Incluso” rate plans. The promotion providing the customer with free installation by a Telecom Italia technician was also renewed.

Public Telephone Services.    In 2006 there was the launch of the “Mi chiami?” service, which enables customers to receive calls from fixed and mobile networks on public phones.

Alice portal was mainly geared at:

•	strengthening the editorial side of the portal by constant monitoring of the content being broadcast and supplying updates in real time on events of topical importance;

•

implementing services using the web 2.0 logic to encourage customers to participate actively in the life of the portal and the creation of content. In this context, the new sections entitled Segnalo and Ok notizie were published and the new Alice video channel was released.

As a result of these actions in 2006, the Alice Portal confirmed its leadership position in Italy among the portals in terms of audience (about 2.3 million single visitors on an average weekday—Source: Nielsen/Netratings Sitelensus) and Virgilio Advertising consolidated its leadership in Italy among advertising concession holders in the field of “Internet Display Advertising” (in 2006 advertising revenues with third-party customers amounted to €23 million, an increase of 36% compared to 2005).

•	Data Business

Data Business services include data transmission and network services for business customers, leased lines, equipment for data services and value added services.

Item 4. Information On The Telecom Italia Group	Business Units

The Wireline Business Unit offers a broad range of rate plans for data transmission and web application services, supported by a wide spectrum of technological platforms. These range from traditional to advanced platforms based on broadband access (Synchronous Digital Hierarchy—SDH, the European standard for high-speed digital and XDSL data transmission).

VAS relating to data are principally represented by web-based, outsourcing and security services.

Data business—Lambda.    There was a significant repositioning of the price of the Lambda Wave service with regard to “Long Distance” and “Metro”. New POPs (Point of Presence) were activated to access the service, making it possible to extend the coverage of the new services in cities and over long-distance by more than 30%.

Data business—Hyperway, Datawan and Alice Business.    Access technologies were extended for both private Hyperway networks and for Internet access (Alice Business) by standardizing the fiber access solutions via Lambda with speeds ranging from 622 Mbps to 2.5 Gbps; with the launch of the new ADSL2+ profile speeds up to 20 Mega, with greater speed also upstream and different values of guaranteed bandwidth.

We launched the first integrated service between broadband IP Fixed/Mobile networks. The new service provides secure access to private MPLS Hyperway networks from mobile handsets through TIM’s dedicated APN (Access Point Note) service.

Telephone VAS—Service.    We launched the Alice Basic rate plan which provides free registration to e-mail, community and other services offered by the Alice portal. We introduced the Tutto 4* offer free for 3 months on all new installations and renewed the promotion in conjunction with Aladino and Videotelefono products. And for Business customers, we offered the Tutto 4* package and the NT1 Plus socket free for 3 months upon purchasing the Aladino.

•	Wholesale

The Wholesale offering includes national and international services for other operators, both for fixed and mobile operators and Internet service providers. Services offered to other domestic operators consist mainly of interconnection to the Telecom Italia network, in terms of access and traffic (collection, termination and transit), broadband access (ADSL and XDSL) and leased lines. Services offered to international OLOs—Other Licensed Operators—consist mainly of traffic (carried traffic and transits) and data accesses.

National Wholesale

In 2006, the national wholesale market clearly confirmed the trend for the service model whereby other operators acquire customers and keep them tied directly to their networks. All the main fixed network OLOs expanded their presence at Telecom Italia exchanges and, at the year end, 1,071 exchanges had an average of 3 operators per exchange, and hosted systems which were already operational. The main consequence of these decisions by the OLOs is clearly evidenced by the trends of the two services: the increase in unbundling lines, to which there is a partial and corresponding contraction in “Carrier Preselection” lines, and the reduction in traffic collected through interconnection which, compared to 2005, fell by approximately 17%.

The following figures show the main types of customers of the OLOs:

–

Local Loop Unbundling (LLU).    As of December 31, 2006, approximately 1,705,000 lines were connected directly to the networks of other operators, with an increase of approximately 590,000 lines, equal to 53%, compared to December 31, 2005. Similarly, as of December 31, 2006, shared access lines, with which other operators provide ADSL access to Telecom Italia’s telephone customers, were approximately 329,000, with an increase of approximately 190,000 lines compared to December 31, 2005.

–	Broadband Access. As of December 31, 2006, XDSL wholesale accesses acquired by other operators were approximately 1,130,000, with an increase of approximately 240,000 compared to December 31, 2005.

–

Carrier-PreSelection—CPS Lines.    At December 31, 2006 the number of accesses configured totaled approximately 3,830,000, a decrease of approximately 255,000 compared to December 31, 2005, as a result of the migration to LLU.

Item 4. Information On The Telecom Italia Group	Business Units

International Wholesale

–

Voice.    In 2006, initiatives designed to support the growth and profitability of Voice traffic continued to be implemented. As a result, despite competitive pressures with regard to incoming and outgoing traffic, international transit traffic reported a growth in volumes equal to 524 million minutes (+8.7% compared to the prior year). This result was mainly due to the acquisition of other wholesale customers (112 new interconnections, of which 60% in Voice Over IP) and the consolidation of privileged commercial relations with traffic aggregators and with customers/suppliers in Africa, the Middle East and Eastern Europe.

In 2006, the amount of outgoing international traffic decreased by 11.0% compared to 2005. Outgoing international traffic is mainly concentrated in the following traffic areas and represents about 41% of the total number of minutes in 2006: Romania, Germany, Switzerland, France, the United Kingdom, the United States, Ukraine and Albania.

Incoming international traffic may be subdivided into two categories: incoming traffic towards fixed networks and incoming traffic towards mobile networks. In 2006, incoming traffic towards fixed networks increased by approximately 159 million minutes (+7.8%) compared to 2005, while international traffic towards mobile networks reported a decrease of approximately 225 million minutes (-15.7%).

Attempts to safeguard profit margins were made by:

•	increasing use of VoIP technology (2.5 billion minutes, +67% compared to the prior year) with a consequent reduction in unit costs;

•	altering the mix of traffic by favoring destinations with higher unit margins (i.e. 20 new interconnections with mobile operators out of a total of 50 at the end of 2006).

The table below shows incoming and outgoing international traffic for the periods indicated (including direct dial and operator assisted calls and mobile traffic).

	2006	2005
Outgoing traffic (millions of minutes)	3,717	4,176
• Percentage change in outgoing traffic (%)(1)	(11.0)	4.7
Incoming traffic (millions of minutes)	3,414	3,480
• Percentage change in incoming traffic (%)(1)	(1.9)	1.0
Traffic in transit (millions of minutes)	6,575	6,051
• Percent growth in traffic in transit (%)(1)	8.7	11.0

(1)	Percentage of growth in traffic compared to the prior year.

–

Data/IP.    In 2006, the Data/IP market again reported substantial growth of bandwidth sold compared to 2005: an increase of 62.4 Gbps of IP bandwidth (or 71.4%), and an increase of 273.7 Gbps of managed bandwidth (or 68.4%).

This phenomenon offset the trend of lower prices, allowing an increase in revenues generated by innovative wholesale services of approximately 18% compared to 2005.

•	European Broadband Project

In 2003, Telecom Italia began its “International Broadband” project, and has since created an offering of innovative access and Broadband services in France, Germany and The Netherlands through the subsidiaries Telecom Italia S.A.S., HanseNet GmbH and BBNed N.V..

–

France.    In 2006, Telecom Italia S.A.S., a subsidiary of the holding company Liberty Surf Group S.A., extended its coverage of service to 184 new LLU sites (open to delivery; new ready for service (RFS) sites number 266) bringing the total number of sites ready for delivery to 415 at December 31, 2006. To support the increases in coverage of LLU areas and Broadband traffic during 2006, it proved necessary to extend the IP network by introducing 40 new POPs.

Item 4. Information On The Telecom Italia Group	Business Units

The main services achievements in 2006 were the following:

•	increase in the VoIP platform;

•	introduction of Business Voice services to the platform;

•	IPTV (content provider for IPTV service (TPS) free bouquet);

•	Alice–Pro Micro Business;

•	Broadband to Broadband services (B2B).

–	Germany. During 2006 HanseNet extended LLU coverage to 100 more exchange areas and launched its wholesale service (broadband+voice) with Telefónica and QSC (another telecom operator) in 948 areas.

As a result, at December 31, 2006, 594 sites were open to the LLU offering (an increase of 100 areas since December 31, 2005) whereas 948 sites were open to the wholesale offering.

During the year 2006, a due diligence was conducted with regard to the acquisition of the broadband and narrowband customer portfolio of AOL Germany. The transaction closed in February 28, 2007 following authorization received from the European regulatory authority.

The following were the main achievements in 2006:

•	introduction of IP Digital Subscriber Line Access Multiplexer (IPDSLAM) and Coarse Waive Division Multiplexer (CWDM) to support the significant use of IPTV and VOD in the Hamburg area;

•	introduction of the VoIP Italtel platform to manage wholesale customers;

•	Vdsl2+ (a high-speed evolution of ADSL Service) trials at 4 sites in the Hamburg area;

•

reorganization of the voice platform using an architecture which will manage customer growth in 2006 and in the following years in a more flexible way (separation of the level of access from the level of transit / interconnection with other networks).

–

The Netherlands.    The Dutch market has reached the highest level of broadband penetration in the European Union (70%). Within the DSL market KPN through a series of ISP acquisitions (the most recent being that of Tiscali Netherlands last September), consolidated its dominant position, reaching a market share of 73%.

During 2006, the aggressive strategy on the part of KPN resulted in a contraction of about 10% of BBNed’s customer base.

In an effort to counter this trend, in 2006, BBNed launched a Fiber offer for business customers (approximately 7,700 customers). The acquisition of the ISP InterNLNet is currently being assessed with the aim of extending the Fiber offering to the residential market.

Item 4. Information On The Telecom Italia Group	Business Units

❖	CUSTOMERS AND LINES

The table below sets forth, for the periods indicated certain statistical data of Wireline.

	As of and for the year ended December 31,
	2006	2005	2004
Statistical Data:
Wireline:
Fixed network connections in Italy (thousands)(1)	23,698	25,049	25,957
Physical accesses (Consumer + Business) (thousands)	20,540	21,725	22,395
Voice pricing plans (thousands)(2)	6,468	6,321	5,883
Broadband Accesses (thousands)(3):	8,660	7,020	4,430
• Domestic (thousands)	6,770	5,707	4,010
• European, other than domestic (thousands)	1,890	1,313	420
Alice page views —ex-Virgilio (millions)	13,283	9,842	7,902
Alice (ex-Virgilio) average monthly single visitors (millions)	19.1	15.7	13.9
Network infrastructure in Italy:
• Access network in copper (millions of km—pair)	105.7	105.2	105.2
• Access network and transport in optical fibers (millions of km of optical fibers)	3.7	3.7	3.7
Network infrastructure outside Italy:
• European backbone (km of optical fibers)	51,000	51,000	39,500

(1)	Data exclude internal lines.

(2)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(3)	Number of contracts.

As of December 31, 2006, the Wireline Business Unit had approximately 23.7 million fixed subscriber lines including approximately:

•	16.1 million residential lines (including ISDN equivalent channels);

•	7.5 million business lines (including ISDN equivalent channels); and

•	180,000 Public Telephones connections (including ISDN equivalent channels).

As of December 31, 2006, the Wireline Business Unit had approximately 5.1 million ISDN equivalent lines. The continuing decline in the number of PSTN connections can be attributed to the gradual increase in ADSL lines, which provide greater speed on the Internet, as can be seen from the significant growth in broadband access.

❖	TRAFFIC AND TARIFFS

The table below sets forth, for the periods indicated, certain traffic data for Wireline.

	Year ended December 31,
	2006	2005	2004
Wireline total traffic (Retail and Wholesale) (billions of minutes)	173.8	185.1	192.0
of which:
Domestic(1)	160.1	171.3	179.1
International(2)	13.7	13.8	12.9

(1)	Data include total retail traffic (international outgoing traffic excluded) and total domestic wholesale traffic. Data exclude the traffic of Nuova Tin.it and Matrix.

(2)	Data include international retail outgoing traffic and total international wholesale traffic.

Domestic Fees and Tariffs.    Since November 1, 1999, our traffic tariffs have been based on a per second billing system (TAT), with an initial fixed charge which varies depending on the type of call made (local, national, fixed-mobile, international) and a charge per second which, in addition to the type of call made, also varies

Item 4. Information On The Telecom Italia Group	Business Units

according to the time of day and day of the week when the call is made. Since December 1997, we have introduced rate plans, aimed at the residential and business customers, which provide for discounts on national and international traffic against payment of an extra subscription charge.

Rate plans mainly consist of offers such as Teleconomy or Hello for the retail market and SOHO customers. Customized offers are provided to business customers.

For business customers, special offers have been introduced for companies with high volumes of traffic, allowing companies to choose from a wide range of rate plans.

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

On July 23, 2003, the NRA introduced a new price cap mechanism, also referred to as a “safeguard cap”, which was intended to control the maximum prices we could charge for voice services for the four year period 2003-2006. In 2003 the NRA identified three separate baskets:

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

In accordance with the Price Cap mechanism, during 2006, we introduced the following rate plan changes:

•

an increase of €153.2 million in “access” charges for business customers which represents an increase of 8.5% for this segment of customers, even though this increase is only equivalent to 3.4% when viewed from the standpoint of the access segment as a whole (residential + business);

•	a reduction in fixed-mobile rates with the consequent reduction of the amount retained of approximately €20.7 million (equal to a reduction of 4.1%).

The same price cap mechanism is applicable in 2007.

❖	INTERCONNECTION WITH OTHER OPERATORS

On March 22, 2003, the NRA approved the introduction of the Network Cap mechanism to regulate interconnection charges until the end of 2006. The mechanism regulates the amounts which operators must pay Telecom Italia if they use our network to offer their telecommunications services. Beginning with the 2003 Basic Offering (“RO”), the market has gained greater transparency with regard to interconnection services, allowing other operators to base their business plans on stable, pre-established economic values.

Item 4. Information On The Telecom Italia Group	Business Units

With respect to LLU and with reference to Order (4/06/CONS) on market No. 11, on March 3, 2006 Telecom Italia published its new RO on Local Loop Unbundling (including shared access). We currently apply an LLU price of €8.05/a month, the lowest in Europe and significantly lower than the retail price of access. Regarding implementation, the Italian LLU market reported the fastest growth in Europe, with about 1,705,000 unbundled lines activated at December 31, 2006 (Italy is in second place after Germany where LLU was started about two years before), representing an increase of about 590,000 lines compared to December 31, 2005.

In addition, Telecom Italia has the most detailed and complete LLU offering in Europe (physical LLU, sub loop unbundling, shared access and different ways of collocation) and has satisfied all the NRA’s requirements in terms of making available sites requested by other OLOs. During 2006, the OLOs increased their use of the shared access service and 329,000 lines were activated by the end of the year.

Since January 2005, we adopted a series of extraordinary and temporary measures for the two-year period 2005-2006 for broadband access, dedicated to transport and wholesale network infrastructure services with the aim of further promoting competition.

On July 3, 2006, the NRA approved the 2006 RO published by Telecom Italia on October 28, 2005. For LLU services, the approval was valid until March 2, 2006 as we published a new 2006 RO on March 3, 2006.

At December 31, 2006, the NRA had not yet approved our new 2006 RO.

The 2006 RO includes the conditions for the FRIACO (Flat-Rate Internet Access Call Origination) service, partial lines, shared access and subloop unbundling, fostering competitive growth of Internet access and broadband services:

•	FRIACO: the service has been offered since 2001;

•	Partial circuits: represent partial circuits from customer premises to the OLO’s POP (Point Of Presence), as a segment of an end-to-end leased line;

•

Billing and bad debt service: Telecom Italia must also offer billing services to OLOs who decide not to bill their customers (i.e. customers are connected to the network through indirect access service) accessing their toll-free numbers. Telecom Italia, as required by the NRA, fixed the charging level for the billing service at 2.9% calculated on the total revenues of each OLO’s toll-free service. With respect to bad debt, the level of risk and insolvency is subject to negotiation between Telecom Italia and the OLOs. In Resolution No. 1/05/CIR, the Authority specified the need to create a special procedure for calculating the value of invoicing for non-geographical services. Since the NRA has not created such a procedure, despite numerous demands on the part of Telecom Italia, following the expiry of the administrative terms for the creation of the above-mentioned procedure, Telecom Italia announced that, for the year 2006, the value of the invoicing service will be fixed at 9.1%, a figure taken from the results of the Regulatory Accounts for fiscal year 2004.

In 2006, Telecom Italia presented its separate Regulatory Accounts for fiscal year 2005.

In compliance with Recommendation No. 2003/497 and with the Electronic Communications Code (Legislative Decree 259 dated August 1, 2003), on May 19, 2004, the NRA started public consultations with regard to the 18 significant markets identified in the Recommendation and in articles 18 and 19 of the Code. These market analyses were completed during the course of 2006.

In 2006, we signed or renewed the following contracts with operators:

•	3 interconnection agreements;

•	4 supplementary “reverse” agreements, termination on the network of another operator;

•	17 agreements to supply high speed access through xDSL technology;

•	3 carrier preselection contracts and 5 number portability contracts;

•	4 contracts for the shared access service on the local network and 5 LLU contracts;

•	7 contracts to supply Digital Data Circuits or partial circuits;

•	5 agreements for fiber optic infrastructures.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MARKETING AND DISTRIBUTION

The sales structure of Telecom Italia is organized according to a vertical, multi-channel approach, in which different types of channels are specialized in different customer segments of the market. This approach rewards the focus and customization of the channel-offering-market mapping.

The top 20,000 customers benefit from direct supervision with almost 500 sales accounts, each one of which has a dedicated portfolio to supervise and develop over the whole range of the offering: fixed, mobile, telephone, data, ICT services and products.

All other customers (both business and consumer) are managed by indirect commercial channels, with a total of approximately 300 partners (external sales firms working for Telecom Italia), employing 2,400 commercial staff and 5,000 telephone operators, handling approximately 2,000,000 contracts a year. Selling techniques range from sale through physical consultancy to sales by phone through the outbound network.

The main channels are:

•

the “Telesales” channel: an “Outbound” network of about 40 partners with more than 4,000 operators who are assisted by about 200 internal resources, which focuses on volume acquisitions (for example, pricing offers, ADSL);

•

the “Agent Sale” channel: a territorial network of about 35 partners and 800 agents (commercial staff), which focuses on volumes, and is directed towards the Consumer market supervised according to a list and “door to door” supervision;

•

the ET—Export Team channel: a territorial network of 6 partners with approximately 500 agents and 500 employees that sale by telephone, which focuses on the development of the SOHO segment through offers with regard to pricing, ADSL and products, geared mainly to commercial businesses, small professional firms and SOHO;

•

the BP—Business Partner channel: a network of about 110 partners and 800 agents organized geographically, which focuses on supervising SME (Small and Medium-size companies), the development of broadband, and the sale of products;

•	the VAR—Value Added Reseller channel: a territorial network with about 65 partners and 180 Commercial Staff, which focuses on the development of VAS, the customized offering and complex networks;

•	the “Public Telephone” channel: a network of about 40 partners focusing on national and international prepaid card services and associated traffic packages.

In addition to these partners, there is the “pull” channel, consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of about 5,000 retail points of sale.

❖	FIXED NETWORK

Domestic Network

General.    Our domestic fixed network consists of 33 gateway areas (each gateway area has two interconnection points which enable information to be exchanged between the fixed and mobile networks) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long-distance fixed network includes 2,300 VC4 (equivalent to 188,000 2-Mbps circuits), 56 2.5-Gbps point-to-point lambdas and 36 10-Gbps point-to-point lambdas for a further 3,200 VC4 equivalents (whose effective transported band is equal to approximately 120 Gbps). The fixed distribution network includes 105.7 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Business Units

At December 31, 2006, the domestic fixed network consisted of the following:

Exchange areas	about 10,400
Switching areas	628 Urban Group Stages (SGU)
Gateway areas	33
Copper access network	105.7 million kilometers-pair
Fiber optic access network	430,000 kilometers-line
Fiber optic carrier network	3.24 million kilometers-line
Long Distance VC4	2,300
Long Distance Lambda	56 2.5 Gbps, 36 at 10 Gbps
Network for direct digital circuits (PARD)	339,000 access points with speed up to 2 Mbit/s
Network for direct analog circuits (PARD)	86,000 access points
Frame Relay Accesses	85,000 gates at 2Mbit/s
POP main data networks	32

SDH and ATM.    We introduced SDH transmission technology into operation in the long distance fixed network in 1996 and introduced such technology into operation for our local fixed network during 1997. These transmission systems are operating on fiber optics from 155 Mbit/s up to 10 Gbit/s. Work on the development of the national network (Long distance) which, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2006. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections. In November 2002 Wireline introduced a new generation of Optical Digital Cross Connect on the domestic wireline transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone which started in 2003, continued during 2005 connecting over 31 cities (all the major cities of Italy) and continued through 2006 (adding a further 38 nodes). By using the ASTN approach it is possible to build a multiservice platform with a high level of integration with the IP network.

The evolution of the transport network towards a completely optical network will make it possible to increase the operating capacity for all types of traffic, from voice to Internet.

ATM switching technology, introduced in 1996, allows the transfer of information combining data, video, voice and other services on public and private networks both at a national and international level. Telecom Italia’s ATM/Frame Relay networks that work together as a multiservice network, using SDH transmission systems as a physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL (Digital Subscriber Line) Network, used for the provisioning of xDSL services (ADSL High-bit-rate Digital Subscriber Line or HDSL) and SDSL. The ATM/Frame Relay networks allow customers to access IP and MPLS services (Multi Protocol Label Switching) with access speeds of between 64 kbit/s to 155 Mbit/s.

OPB (Optical Packet Backbone).    In 2006 the first phase of the construction of the OPB network was completed. This network will be used for Internet traffic of residential customers and for VPN (Virtual Private Networks) for business customers.

OPM (Optical Packet Metro).    An OPM was installed in 2006 in 30 metropolitan areas to collect flows to and from residential customers through DSLAM IP to supply the IPTV service. The OPB network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) concession, a first generation ROF (Radio Over Fiber).

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway and Genius services on GBE optical access). 390 new GBE access points were installed, bringing the overall number to approximately 2,070 accesses. In 2006, coverage of services with GBE optical access was extended to the towns of Cuneo and Novara. As a result, overall coverage increased from 24 to 26 towns in Italy.

Item 4. Information On The Telecom Italia Group	Business Units

Network quality and Productivity.    In 2006, porting of all the OSS systems on OPEN platforms was completed, thus reducing running costs. In addition, the work of integrating the systems which supervise the fixed and mobile network began. The platforms for creating services are being reviewed and are scheduled for completion in 2007. In 2006, work began to extend the QoS control systems to embrace end to end monitoring. These systems are already active for the mobile network and are being extended for the fixed network.

Broadband/ADSL network.    Telecom Italia’s broadband network can offer hi-tech telecommunications services and multimedia applications. This objective is being reached through the gradual installation of fiber optic cables. In 2006, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 4,650 towns (compared to 3,800 at the end of 2005). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2006, 5,630 local switching areas were covered by ADSL technology, (compared to 4,500 at the end of 2005).

Fiber optic cables.    At December 31, 2006 approximately 3.7 million kilometers of fiber optic cables have been installed for access and transport, of which approximately 1.2 million kilometers are installed in the long-distance network. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video. To make these services more widely available, introducing fiber optics to the access network is being considered.

VoIP (Voice over IP) Services.    The complete digitalization of the network—both the backbone and the metropolitan network—is proceeding towards the distribution network (with ADSL), thus favoring the introduction of VoIP and other associated services. These services are already available to the business customers and the residential customers who sign up for ADSL. VoIP is regarded as an additional service, the value of which, for the customer, is expressed in having access to a greater number of lines, numbers and terminals. Furthermore, by exploiting extra functions, such as the “presence” and “communities” typical of always-on connection systems, it is possible to have additional revenues. At the same time, the value added perceived by customers contributes to the expansion of broadband and, consequently, increases the benefits resulting from complete digitalization.

IPTV (Internet Protocol TV).    “Quadruple play” is regarded as having significant value since customers find themselves immersed in an environment that can be exploited on several levels and which is able to supply a vast range of services. IPTV is an important part of this evolution. Tests were conducted in 2004-2005 and, in 2006, the first commercial service was launched. At the end of 2006, the commercial service with access to IP TV technology was extended to 258 towns (836 exchange areas). IPTV is seen as one of the pieces in the overall jig-saw which hopes to give each customer the chance to access information in any form, wherever they are, and using the fixed or mobile networks according to the situation.

Flexible Data Networks.    An important part of the network consists of dedicated data lines which are centrally controlled from a single workstation. At the end of December 2006, there were approximately 339,000 PARD CDN (Data Network Access Points with Direct Digital Circuits) and approximately 86,000 PARD CDA (Direct Analog Circuits).

International Network

The Telecom Italia Sparkle network is a fully integrated cross-border backbone, located mainly in Europe, the Mediterranean, the U.S.A. and Latin America. Construction of the backbone began in 1997.

Through Telecom Italia Sparkle we offer international wholesale services (Voice, Data and IP) and retail Global Corporate Network services for multinational customers using its cross-border backbone, bilateral connections and NNIA (Network to Network Interconnection Agreements).

The cross-border backbone integrates 3 regional networks in Europe (PEB), Latin America (LAN) and in the Mediterranean basin (MED):

•	PEB (Pan European Backbone). Proprietary fiber optic network—2 fiber pairs, each with 400 Gbit/s—which extends into Europe’s leading industrialized countries: Italy, France, the U.K., The Netherlands,

Item 4. Information On The Telecom Italia Group	Business Units

Belgium, Germany, Switzerland, Austria and Spain, with a total length of 12,000 km. In 2006, the PEB network was integrated with the network acquired from Tiscali International Network S.A.S. so that it now also stretches into the Czech Republic, Poland and Slovakia. The overall length of the entire backbone is 23,500 km. The cross-border services available to wholesale customers are: Managed Bandwidth, IP Connectivity, International Private Leased Circuits (IPLC), Voice services and GRX (GPRS Roaming eXchange for Mobile Operators). The main services available for MNC (Multi National Corporate) customers are: IP/MPLS (Internet Protocol/Multi Protocol Label Switching), Managed Bandwidth and Voice services.

•

LAN (Latin American Nautilus).    A high-capacity backbone based on an optical fiber ring network, both land-based and under the sea, with a total length of 30,000 km, including the Miami-New York section. The ring, which has automatic optical traffic protection and a capacity of up to 320 Gbit/s, connects the main cities of South America to Central and North America.

•

MED (Mediterranean Nautilus).    A submarine optical ring, with a highly reliable configuration, and a total length of 7,000 km—6 fiber pairs, 64 lambdas (each one of 10 Gbit/s) per pair of fibers—which connects the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

The International Network connects more than 400 operators worldwide and extends for more than 434,500 kilometers along submarine cables that, from Italy, transport traffic along two major paths: East/West routes (towards the United States, Middle and Far East) and North/South routes (toward Central and Northern Europe) the Mediterranean, split into longitudinal (towards the United States, the Middle East and the Far East) and transversal traffic routers (towards Central Europe and Northern Europe).

The Backbone was created to provide end-to-end services in strategic areas for Telecom Italia Sparkle: it has Points of Presence (POP) in Europe (24 POP), the U.S.A. (6 POP), the Mediterranean (5 POP), South America (9 POP) and Asia (1 POP).

The POP in the United States belong to Telecom Italia Sparkle of North America (“TISNA”), a company entirely controlled by Telecom Italia Sparkle, which has created POPs in Newark (NJ), New York (NY), Miami (FL), Ashburn (VA), Chicago (IL) and Palo Alto (CAL) to support the offering of IP/Data and Voice services with a network connected to the European Backbone and the Backbone in Latin America, Latin American Nautilus.

The services supplied include telephone, IP and Managed Bandwidth services in Europe and in the U.S.A., and Managed Bandwidth and IP services in the Mediterranean and in South America.

The platform for services to MNC (Multinational Corporate Clients) is integrated with the cross-border network.

During 2006, the major international network projects related to:

•	the complete integration of the European network of “Tiscali International Network SAS” (TINet S.a.s.), acquired at the end of 2005, with the Pan European Backbone;

•	new IP POPs in Chicago and Palo Alto, of the subsidiary TISNA, with the aim of increase direct interconnections with U.S.A. Tier 1 locations and content providers; and

•	expansion of capacity and development of new functions for the transmission network (creation of meshed architecture).

With the acquisition of TINet’s European network, a network, of approximately 11,500 kilometers, our network extended its coverage to Eastern Europe and includes diversified fibers made by different suppliers on all the main sections. In addition, interconnection of the two networks in Milan, Marseilles and Paris was completed, migration of the running and control functions at the NOC (Network Operation Center) of Telecom Italia Sparkle was completed and the management software for implementing a meshed architecture was updated (at least three separate fiber routes on all the main POP with automatic circuit rerouting).

Telecom Italia Sparkle is one of the first European operators to implement this kind of architecture on its transmission network.

Item 4. Information On The Telecom Italia Group	Business Units

To support the increase in Internet traffic, efforts were made to expand the backbone in Europe, the U.S.A. (new POPs were opened in Chicago and Palo Alto and a proprietary 10-Gbt/s backbone was built between the previous junctions and Newark, Miami and Ashburn) and the network’s trans-Atlantic capacity. Meanwhile, in Italy, the construction of a second POP was completed in Milan with the aim of increasing the reliability of the IP backbone.

In 2006, significant extensions were made to the POP of Palermo, the landing points in Italy of the new South East Asia-Middle East-Western Europe 4 (“SEA-ME-WE 4”) submarine cable system, activated at the end of 2005.

The system links 15 countries including Singapore, Malaysia, Thailand, Bangladesh, India, Sri Lanka, Pakistan, the United Arab Emirates, Saudi Arabia, Egypt, Italy, Tunisia, Algeria and France.

Palermo has become one of the main interconnection junctions between Western Europe and Asia, allowing Telecom Italia Sparkle to meet the demand for greater capacity and services from areas of the world with the fastest-growing economies.

In 2006, the NGN (Next Generation Network) platform was developed further. This has made it possible to implement the IMS (IP Multimedia Subsystem) architecture. With the NGN platform, which currently manages more than 300,000 circuits with more than 400 operators, Telecom Italia Sparkle has become the first European carrier to use the IP protocol for its whole international telephone network.

4.2.3    DOMESTIC MOBILE

The Domestic Mobile Business Unit operates through the mobile segment of the Company. On March 1, 2006, Tim Italia, the operator of the domestic mobile business was merged with Telecom Italia.

As of December 31, 2006, the Business Unit was organized as follows:

Domestic Mobile
Telecom Italia Domestic Mobile Segment

❖	KEY FACTORS

•

During 2006, the Domestic Mobile Business Unit focused on regaining and stabilizing its market share, which, in recent years, had been eroded by increasing competition from other operators, and on increasing the penetration of UMTS users within its customer base (in 2006, UMTS customers were approximately 4.2 million, almost double the number of customers in December 2005). This strategy enabled the Business Unit to achieve growth in revenues, despite strong pressure from competition and new regulations (in 2006 termination fees were significantly reduced).

•

In order to strengthen its competitive position on the Italian market, the Domestic Mobile Business Unit adopted a segmented business strategy, approaching specific customer segments (for example the Elite and Young segments) with dedicated offers in areas where in recent years, the Business Unit had assumed a weaker position. New rate plans were introduced in the Business segment to stimulate on-net traffic and new flat packages were offered which included voice, messaging and hi-speed data services.

•

With respect to technological innovation, the Domestic Mobile Business Unit introduced DVBH (Digital Video Broadcasting Handheld) technology (which activates TV services on mobile handsets) and HSDPA technology, an evolution of UMTS technology, which allows connection speeds of up to 3.6 Mbps. By the end of 2006, DVB-H had reached about 72% of the population, whereas penetration of HSDPA exceeded 32%. This should further stimulate the use of value added services, especially interactive services (for example Browsing), which, in 2006 increased by more than 20%.

❖	GENERAL INFORMATION ON SERVICES IN ITALY

Domestic Mobile offers a GSM digital service, which commenced operations in April 1995, and uses digital technology and is the standard throughout Europe. GSM generally provides higher quality transmission than analog service and may be used by customers to make and receive mobile calls throughout Europe and certain

Item 4. Information On The Telecom Italia Group	Business Units

other countries. Beginning in 2005, Domestic Mobile offered its whole third generation services (based on UMTS technology) and the advanced second generation services through the EDGE technology. These technologies are interoperable and permit seamless usage of dual mode handsets linked to UMTS and GSM/EDGE networks. At December 31, 2006, we had 456 active roaming agreements with 196 countries (an increase of 10 new agreements and 3 new countries compared to December 31, 2005) allowing our customers to make and receive calls abroad. In particular, there were 186 GPRS agreements in 102 countries (an increase of 22 agreements and 10 new countries compared to December 31, 2005), 47 3G agreements in 32 countries (with an increase of 18 agreements in 8 countries), 120 customized application mobile enhanced agreements or Camel agreements, which allow international roaming for prepaid mobile services in 89 countries (an increase of 16 agreements in 12 countries compared to December 31, 2005).

In 2006, Telecom Italia elected to comply with the code of self-regulation with regard to international roaming charges. This code involves the introduction of an average wholesale charge of €0.45 for calls made within the EU. In addition, to compensate for the negative impact on revenues of the code of self-regulation and to support international wholesale revenues, charges were reviewed, leading to an increase in charges for both SMS and calls made outside the EU.

As a result, 60 Inter-Operator Tariff discount agreements were signed (valid in 100 countries) to reduce the costs of TIM Roamers abroad.

In May 2007, the EU Parliament approved a regulation which, starting summer 2007, will substantially reduce the charges for using mobile phone abroad.

❖	CUSTOMERS AND LINES

The penetration of mobile telecommunications service in Italy is above the Western European average at approximately 139 lines per 100 inhabitants at the end of 2006 compared to a penetration rate of 123.5 lines per 100 inhabitants at the end of 2005. Growth rates have been substantially higher than the European average. The increase is due to innovative services and an increase in customers with multiple lines and the number of operators. The customer base consists of GSM subscribers and customers holding GSM/UMTS TIM Cards (“GSM/UMTS Prepaid Customers”).

At December 31, 2006 the number of GSM and UMTS mobile lines operated by Telecom Italia amount to approximately 32.4 million (of which 4.2 million are UMTS lines) with a growth of 13.6% compared to December 31, 2005. This figure includes 4.3 million GSM subscribers and 28.1 million prepaid lines, which make up 86.5% of total lines. The TACS service was closed down at December 31, 2005.

The continuous growth of lines shown in the table is mainly due to growth in UMTS services and the gradual availability of third-generation handsets.

At December 31, 2006 Telecom Italia’s market share calculated on number of lines was at 40.4% compared to 40.0% at December 31, 2005. In particular, in 2006, Telecom Italia had a market share of 43% in terms of the net additions in GSM and UMTS lines, corresponding to about 3.9 million lines.

The number of lines counted by Telecom Italia does not include about 735,000 “inactive” lines.

Average monthly revenues per line (which include total revenues from fees, traffic (domestic and international) and VAS, excluding revenues from the sale of products) declined from about €29.3 in 2005 to about €25.6 in 2006 (including revenues from services for non-TIM customers).

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, selected customer data for our Domestic Mobile Business Unit.

	As of and for the year ended December 31,
	2006	2005	2004
	(number of customers in thousands)
Mobile telephone lines in Italy at year-end(1)	32,450	28,576	26,259
GSM subscriber lines	4,370	3,186	2,809
Prepaid GSM/UMTS Lines	28,080	25,296	23,226

	(in %)
Customer growth	13.6	8.8	0.7
Churn rate(2)	16.4	16.9	13.2

	(in Euro)
Average monthly revenues per line(3)	25.6	29.3	29.9

(1)

Includes Prepaid Customers and excludes the “inactive” lines. Also includes 25,000 and 52,000 TACS subscriber lines as of December 31, 2005 and 2004, respectively, while TACS prepaid lines were 69,000 and 172,000 as of December 31, 2005 and 2004, respectively.

(2)

The figures refer to the total number of lines. The churn rate for a given period represents the number of mobile customers who ceased to be customers during the period (by choice or due to unpaid bills) expressed as a percentage of the average number calculated on the basis of the annual numbers of customers during the period.

(3)	Includes total revenues from fees, traffic (domestic and not) and VAS, excluding revenues from the sale of products.

❖	TRAFFIC

In 2006, traffic volumes increased by 5.1% in terms of minutes, although revenues from voice services, net of the impact of new termination list prices, only increased by 3.0% compared to the prior year.

The table below sets forth, for the periods indicated, selected traffic data for our Domestic Mobile Business Unit.

	Year ended December 31,
	2006		2005		2004
	(millions of minutes)
Total outgoing traffic per month	2,443		2,314		2,211
Total incoming and outgoing traffic per month	3,730	(1)	3,550	(2)	3,435	(3)

(1)

Includes domestic mobile incoming and outgoing traffic (92.8% of total mobile traffic), international traffic (2.2%) and roaming traffic (5.0%). Data includes fixed outgoing traffic to the mobile network.

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

❖	MOBILE TARIFFS

Domestic Mobile’s customers (other than Prepaid Customers) are billed in a staggered bimonthly billing cycle. We endeavor to minimize bad debts by implementing a credit check on each customer at the time of sign-up and by requiring certain customers to post a security deposit. In addition, if payment is not received, the customer is notified accordingly and his or her ability to place outgoing calls is interrupted. If no payment is received, all services are terminated.

Domestic Mobile customers (other than Prepaid Customers) are charged a one-time connection fee, a monthly basic charge and traffic fees for calls, as well as a monthly government tax. Prepaid Customers are charged an initial connection fee of €20 for the GSM/UMTS TIM Card and are required to pay a fee ranging from €5 to €1 to the dealer for each recharge, according to the cost of each recharge (it should be noted that recharging fees were abolished with the introduction, on March 5, 2007, of the so-called “Bersani Decree”). No other connection or

Item 4. Information On The Telecom Italia Group	Business Units

subscription fees or taxes are payable by Prepaid Customers. Mobile customers (including Prepaid Customers) must purchase their own mobile telephone handsets. In 2006, approximately 64% of Domestic Mobile revenues services were derived from traffic charges (net of access charge), 8% from sales and rental of equipment, 17% from VAS and 11% were miscellaneous revenues (subscriptions and connection fees, including recharge fees).

We offer our customers a variety of tariff packages which are tailored to address different usage patterns and market segments (Consumer, SOHO, SME, Enterprise). Such packages include offerings to our GSM/UMTS customers of “free minutes packages” which are available in various options. We also offer packages such as TIM Menù, a dedicated GSM prepaid card. The customer can choose a rate suited to his or her own needs, combining the various items on a menu. The objective is to simplify the service offer and at the same time make it more flexible.

In 2006, innovative mobile telephone services were developed with the aim of increasing customer loyalty and higher usage of mobile phones. The main initiatives were:

•

“TIM Tribù”.    Launch of the TIM Tribù service dedicated to the young segment of the customers. The new rate plan aims to attain a competitive positioning by targeting young people, to educate and encourage them to favor the use of VAS services, and expand the TIM community. This rate plan offers advantageous charges for calling and sending SMSs within the TIM tribù community. TIM Tribù is not only a rate plan but also a range of exclusive services for young people. They include the TIM Tribù TAM TAM Push to Talk service, through which all TIM Tribù customers can send voice messages free within the TIM Tribù community. In May 2006 Ricarica Alice—Ricarica TIM Tribù was launched with a view to integrating the fixed-mobile offering. As a result, for €10, a TIM Tribù customer receives €20 of traffic, of which €8 is for surfing the Internet with Alice ADSL and €12 for making calls to friends in the TIM Tribù community. In October 2006 we launched a the new TIM Tribù rate plan which eliminates top-up charges and is the first rate plan which enables customers to be reimbursed for the cost of the top-up, for top-ups of any amount and any channel, by awarding a bonus of voice and SMS credit to spend within the Tribù community.

•

TIM Famiglia.    The TIM Famiglia package for prepaid users was launched at the end of 2005, and the version for subscribers followed in February 2006. The rate plan for prepaid users involves reduced charges for calls and video calls to 3 numbers (2 TIM numbers and 1 fixed-network number) at 1 eurocent per minute and an automatic top-up for all calls received from all numbers on the fixed network.

•

Relax.    This is the new portfolio of Relax rate plans for prepaid users and subscribers. The offer involves a UMTS handset at a special price, which can be paid for in installments, phone services, SMS and a VAS component. The aim of the rate plan is to attract customers with a high propensity for consumption by guaranteeing flat rates and advantageous conditions. Telefono Relax, which is directed at the mass market, and emphasizes the appeal of the telephone, will help to augment customer loyalty, and will have a positive effect on the ARPU.

To speed up the process of acquiring and “locking-in” quality customers, in October 2006, two new features were added to the Relax range, “Relax 15” and “Relax 40”, and new promotions are being introduced to the already existing rate plans.

•

TIM Welcome Home.    Launch of the TIM Welcome Home rate plan for the ethnic international segment for prepaid customers. This plan offers lower charges for international calls to some “ethnic” countries, together with a charge of 6 eurocents per minute for domestic calls made within the TIM Welcome Home community. On August 9, 2006, the launch of TIM Welcome Home top-ups for customers who signed up for the new TIM Welcome Home profile. Since October 2006, the TIM Welcome Home top-up (physical top-up) has been available at all the TIM POS.

•

7 su 7 no tax.    Launch in October 2006 of the “7 su 7 no tax” rate plan, designed for professionals and small companies and a new feature of the “7 su 7” product range. The main feature of this service is the elimination of the Government Tax Concession of €12.91 per month (excluding VAT). Against a monthly payment of €7 (excluding VAT), “7 su 7 no tax” allows customers to call any numbers on the fixed and mobile networks from Monday to Friday at the cost of 7 eurocents per minute (excluding VAT), plus a connection charge of 15 eurocents. During weekends, all calls are free for the first 5 minutes of each single call (after which the charge is 7 eurocents per minute). For all calls to

Item 4. Information On The Telecom Italia Group	Business Units

numbers included within the same contract, only the connection charge of 15 eurocents (excluding VAT) applies, including the first 15 minutes of the call (after which the call is charged at 7 eurocents per minute).

•

7 su 7 no cost.    This new rate plan, launched in October 2006, enhances the “7 su7 no tax” rate plan. Both have the same charges but, in the case of “7 su 7 no cost”, the monthly subscription charge of €7 (excluding VAT) is waived for the first 12 months of the subscription. The offer also gives customers the chance of choosing from a vast range of UMTS telephones.

•

7 su 7 night and day.    This rate plan is also an extension of the “7 su 7” range. By paying a rental charge of €19 per month (excluding VAT), customers can call any number on the domestic fixed or mobile network between 9 p.m. and 7 a.m., paying only the connection charge of 15 eurocents (excluding VAT), including the first 5 minutes of the call. After that, there is a charge of 7 eurocents per minute.

But all calls made between 7 a.m. and 9 p.m. are free (only the connection charge of 15 eurocents is applied) until the customer has clocked up 6 hours per month of conversation for the first 3 months of subscription. After that, there is a ceiling of 3 hours per month of conversation. If traffic exceeds the established ceiling, the standard charge of 7 eurocents per minute (excluding VAT) is applied.

•

Messaging rate plans.    In the summer 2006 we launched the promotion “Carta Vacanze Messaggi Relax”, from May 29 until August 6, 2006. Against payment of €5, customers could obtain a special rate for SMS (5 eurocents) and MMS (30 eurocents) up to a maximum of 1,000 messages for 30 days to all mobile and fixed numbers. In September, the “TIM ScriviScrivi” service was launched. From September 12, 2006 until October 21, 2006, customers could send 500 SMS or MMS messages free to TIM and Telecom Italia numbers and all e-mail addresses, against payment of an activation cost of €9.

The “1x100 di TIM” rate plan launched on February 5, 2006 offers a bundle of 100 SMS, 100 MMS and 100 video minutes. Each day, after the first text or the first minute of a paid video call, customers receive a bundle of free traffic which they can use to send texts or video call any TIM customer within 30 days.

In November 2006, Domestic Mobile launched Alice Messenger, the new Instant Messaging service offered to all Alice and TIM customers, which can be accessed either from fixed or mobile systems, and which allows users to communicate in “real time” using PC to PC, PC to mobile, mobile to PC or mobile to mobile. For the time being, the service is available from a mobile to 8 legacy terminals and 11 new terminals which have just become available on the market. After the launch, further developments are planned to extend the number of compatible terminals and make the service available to other devices.

From a PC it is possible to send or receive text messages fixed and mobile systems, originate and receive audio and video calls (through the username@alice.it) other Alice customers from a PC, and create your own list of friends by pulling contacts directly from the centralized address book of the Internet.

From a mobile it is possible to exchange text messages with other TIM and Alice customers. Access to the seamless service is based on a mobile telephone number.

•

Availability of services.    Since August 2006, all TIM customers have been able to use the automatic recall service with Telecom Italia fixed numbers. The “ChiamaOra di TIM” service for fixed line Telecom Italia numbers enables TIM customers to book a recall even if the fixed number being called is engaged. A TIM customer can either activate the recall option or select the option to receive an SMS alert as soon as the fixed number being called becomes free. This service is free and is automatically activated for all TIM customers.

•

Mobile Number Portability (MNP).    In February 2006 we launched a new MNP rate plan with a bonus of €250 of free traffic on TIM’s and the fixed network. In May 2006, the value of the bonus was increased to €1,000. In October 2006 we launched “SeiTIM”, a special rate reserved for customers who transfer to TIM through MNP. Sei TIM allows a special rate of 6 eurocents per minute for all domestic calls, with a connection charge of 16 eurocents, valid for one year.

•

Gross acquisitions, Prepaid.    In January 2006 we launched Parli Gratis, a promotional rate of 0 eurocents per minute with a connection charge of only 3 eurocents, valid for 30 days and renewable based on the expense threshold. In June 2006, the rate plan was enhanced by an automatic bonus based on incoming traffic.

Item 4. Information On The Telecom Italia Group	Business Units

•

Roaming, Rate Plans.    In response to the price reductions required by the European Commission, in December 2006, Telecom Italia launched the new “TIM Zero Confini” roaming rate plan which provides its customers with a simple, advantageous rate system for use in the 30 countries of the EU.

By activating TIM Zero Confini, customers can make phone calls and video calls in Europe for 0 eurocents a minute, and only have to pay the connection charge of €1 (including VAT).

The charge is also valid for all the calls received while abroad and for the first 5 minutes of every phone call or video call made in one of the 30 countries, up to a maximum of 100 calls. Any calls made over and above the ceiling imposed will be charged at the normal rates applied to calls made or received while abroad.

The special rate is valid for 30 days from the date of activation and costs €10 (including VAT). In the case of MNP, activation is free.

The countries where TIM Zero Confini is applicable are: Austria, Belgium, Bulgaria, Greek Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, The Netherlands, Norway, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and Switzerland.

•

Super UMTS Hi Speed.    On July 3, 2006, Telecom Italia began to market the new small UMTS Hi Speed/HSDPA (High Speed Downlink Packet Access) handsets which allowed access to broadband at a speed of up to 1.8 Mbps.

In November 2006, this speed was raised to 3.6 Mbps, thus further improving surfing potential and ensuring a better quality of service than normal UMTS.

“All inclusive” packages were launched to promote data services using HSDPA technology, including mobile Internet surfing and hi-speed PC card products (Tutto Relax Internet, Internet Relax):

–

Tutto Relax Internet involves the acquisition (at advantageous terms) of a HI speed PC card (€49) and payment by installments for the HW and traffic for 12 months with installments starting at €19.95 per month;

–

Internet Relax involves the acquisition (at advantageous terms) of a HI speed PC card (€99) and payment by installments for the HW (€12 per month); the installments are cancelled if the customer decides to activate one of the Web rate plans available (WEB time, WEB facile).

•	DVBH. TIM’s DVBH (Digital Video Broadcasting Handheld) service, TIM TV, is currently available in 3,000 towns in Italy, with a coverage of about 69% of the population.

The first handsets to be available were the Samsung SGH-P920, the Samsung SGH-P930 and the Brionvega 7100. The basic TIM TV service offers viewing on 8 channels: Canale 5, Italia 1, La7, MTV, Sky TG24, Sky Sport 24, Sport Italia and Sky Meteo. The monthly cost of activating TIM TV is €5. The activation of TIM TV includes the chance to watch the TIM “Serie A” soccer matches and the best of European soccer for the whole of the 2006-2007 season.

Customers can also choose to purchase a UMTS/DVBH handset through the “TIM TV Telefono Relax” rate plan. With TIM TV Telefono Relax, the customer pays an advance of €199 and a fixed monthly payment of €10 for 24 months. But if the customer is able to guarantee the monthly activation of TIM TV and a monthly expenditure of at least €25 in domestic calls, the €10 monthly charge is waived.

Another way of acquiring a UMTS/DVBH phone is to select the “TIM TV Tutto Relax” rate plan. TIM TV Tutto Relax offers customers the chance to pay an advance of €99 and 24 monthly installments of €1 each. In addition, against payment of a monthly charge of €49, the customer benefits from a bundle of services. The bundle includes: access to the basic TIM TV service, 1,000 free SMS per month, 1,000 minutes of calls and video calls at 0 eurocents a minute with a connection charge of 16 eurocents per call. All prices are inclusive of VAT.

❖	MARKETING AND DISTRIBUTION

At December 31, 2006, Domestic Mobile’s physical distribution network consisted of 4,838 Points of Sale (POS) belonging to 1,685 distribution partners and 35 shops owned by Telecom Italia.

Item 4. Information On The Telecom Italia Group	Business Units

The Points of Sale are geographically widespread and of many different types which we believe provide us with a significant competitive advantage in marketing our products throughout Italy and in all the market segments.

Our sales network consists of various types of POS, which reflect different approaches to the market. The shops called “Il Telefonino”, which consist of both direct and franchised outlets (5%), represent the corporate image and specialize in the sale of high value services. The “Centri TIM-Alice”, which are specialized monobrand shops, offer products to mass customer segment, targeting volumes and quality of distribution. Telecom Italia is also present in large multibrand shops.

❖	THE MOBILE NETWORK

The mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (also video).

The Telecom Italia GSM/EDGE network consists of approximately 13,865 radio base stations and 720,720 radio channels (an increase of 1% compared to 2005). Planning and implementation of the UMTS network continued, so that coverage was extended to all the regional capitals, in accordance with the obligations laid down in the 3G license, and many other areas of interest. The Telecom Italia UMTS network consists of approximately 8,027 radio base stations and 778,976 radio channels (an increase of 216% compared to 2005).

Work has begun on the network plan to distribute the HSDPA (High Speed Downlink Packet Access) service, the aim of which is to increase the speed of the data transmission package offered by UMTS.

About 3,500 radio stations of the UMTS access network (the so-called node B), have been updated so that they can distribute the above-mentioned service.

The process of modernizing the GSM exchanges with older technologies has begun, so that new technologies can be adopted. These systems will have an architecture which is the same as those used on the UMTS network. These exchanges have “layered” or “split” technology, (both terms are used), in which the Monolithic MSC is replaced by an exchange with two junctions: the MSC server which controls the traffic and the MGW (Media GateWay).

This innovation will make it possible to implement an integrated GSM/UMTS network, as far as this is possible, which, with time and the necessary measures in terms of size and operations, will eventually create a configuration where the switching exchange is shared by the GSM and UMTS access systems. The aim of all this is to make improvements in the management of the service that will lead to a so-called “seamless” scenario.

4.2.4    BRAZIL MOBILE

The Telecom Italia Group operates in the mobile telecommunications sector in Brazil through Tim Brasil (our indirect wholly owned subsidiary of Telecom Italia) which offers mobile phone service using GSM and TDMA technology.

The Tim Brasil group is composed of the following:

Brazil Mobile
Tim Brasil S.A. • Tim Participaçoes S.A. • Tim Celular S.A. • Tim Nordeste S.A.

❖	GENERAL

Tim Brasil (an indirect wholly owned subsidiary of Telecom Italia) controls Tim Participaçoes and its subsidiaries, of which Tim Celular and Tim Nordeste own licenses to provide mobile services in different parts of Brazil. Since 2001, Telecom Italia has taken a number of steps to simplify and consolidate its mobile operations in Brazil.

Item 4. Information On The Telecom Italia Group	Business Units

In 2006, the Brazilian market continued to expand although at a slightly slower pace than in 2005. At the end of 2006 there were 99.9 million lines (53.2% penetration of the population), compared to 86.2 million in 2005 (47.2% penetration). The Tim Brasil group reinforced its position as the second-largest operator with 25.4 million lines, of which more than 90% are GSM. Its market share increased to 25.4% from 23.4% at the end of 2005 and the gap between the group and the largest operator closed even further (11 percentage points at the end of 2005 compared to less than 4 percentage points at the end of 2006). In the last quarter of 2006, Tim Brasil was Brazil’s market leader in terms of revenues.

These results were achieved due to the leadership of the Tim Brasil group on the GSM market, which, in 2006, grew more quickly as a result of the improvement in the quality of national coverage. In 2006, the strategy of the Tim Brasil group focused on:

•	improving Customer Care activities so as to augment levels of loyalty and retention;

•	investing in the brand image to strengthen the group’s leadership position;

•	greater segmentation of the offering to limit the churn rate, especially in high spend segments, and stabilizing the ARPU as a whole;

•	reducing acquisition costs for customers, especially with regard to subsidies for purchasing handsets; and

•	increasing the levels of VAS use, including Data and messaging services by the Business customers.

Lastly, in 2006, Tim Brasil reorganized its corporate structure; this should streamline operations and also lead to more effective financial management.

❖	SERVICES PROVIDED

In 2006 Tim Brasil extended GSM coverage to 165 more towns in Brazil, bringing coverage to about 160 million people (85% of the total population) to encourage the migration of customers from TDMA to GSM.

At December 31, 2006 the total number of customers (source KPI Network) was 25.4 million, of which 23.1 million used the GSM technology and 2.3 million used TDMA technology.

During 2006, 557 new GSM Base Transceiver Station (BTS) were introduced to the network, bringing the total to 8,903 (the number of TDMA BTS remained almost constant at 2,362), 10 Base Station Controller (total equal to 133), 5 Mobile Switching Center (total equal to 55) and 3 HLR (total equal to 14).

The main initiatives during 2006 also involved:

•	the introduction of the split architecture to extend the GSM Core Network;

•	launch of the COPA (Home Zone) service: calls originated within a local area and terminated with fixed numbers within the same area are managed on the basis of a differentiated charging system;

•	the optimization of existing leased lines, leading to a reduction of operating costs;

•	extension of the NGN IP backbone to support Long Distance traffic.

❖	MARKETING AND DISTRIBUTION

In 2006, the services of the Telecom Italia Group in Brazil were marketed through the country’s largest distribution network, consisting of about 8,500 Points of Sale (“POS”) dedicated to retail customers. In terms of composition, 8% of these POS are owned or franchised shops and 29% are owned by exclusive dealers. The remaining 63% are multi-brand POS of organized large-scale distribution, a channel which focuses on providing an adequate level of representation throughout the territory covered by the company’s mobile services. Furthermore, again with respect to the retail channel, the company relied on more than 250 thousand POS to provide top-up services.

With regard to the business segment, in 2006, the company had more than 150 direct exclusive sales outlets for large companies (Key Account Managers) and a network of more than 600 partner agencies (Tim Business Promoters) dedicated to small and medium-size companies.

Item 4. Information On The Telecom Italia Group	Business Units

4.2.5    MEDIA

The Media Business Unit operates in the following segments:

•

the Television Business Area operates in the sector of producing and broadcasting content through the television broadcasting networks (La7 and MTV) operated under concession nationally and through digital networks, and in the marketing of advertising space in TV programming. It also operates as a television broadcasting network operator using analog and digital technology. Furthermore, Television manages satellite channels and pay-per-view services using Digital Terrestrial TV (DTT);

•

the News Business Area operates through TM News, a leading national news agency with a marked international connotation. It was conceived as the result of a partnership with Associated Press (AP) and provides news on a 24 hour basis as well as analyses, special reports, and regular reports from its offices in Rome and Milan and from abroad: Brussels, New York and Budapest.

As of December 31, 2006, the Business Unit was organized as follows:

MEDIA
Television	News
Telecom Italia Media S.p.A. Telecom Italia Media Broadcasting S.r.l. MTV Italia S.r.l. MTV Pubblicità S.r.l.	Telecom Media News S.p.A.

❖	KEY FACTORS

The sale of Gruppo Buffetti and the merger of La7 Televisioni S.p.A. with Telecom Italia Media S.p.A., in January 2006, completed the process of rationalizing the activities of the Telecom Italia Media group which began in 2005. As a result of this reorganization process and the important capital expenditures program implemented in the prior year, Telecom Italia Media has strengthened its position on the media market and intends to seize the opportunities offered by the rapid evolution of new platforms (Digital Terrestrial TV, DVB-H (Digital Video Broadcasting-Handheld), IPTV (Internet Protocol TV), etc.), consolidating its identity as a multimedia, multi-platform operator, having carved itself a reputation as one of the most dynamic operators on the Italian market.

❖	TELEVISION

•	Digital Terrestrial Television

Television manages pay-per-view services using Digital Terrestrial Television (DTT).

During the new Serie A return soccer championship in Italy, the commercial Digital Television offering “La7 Cartapiù” continued to broadcast events of 10 of the 20 Serie A teams, either singly or as a package. At December 31, 2006 approximately 1,066,900 “La7 Cartapiù” had been put into circulation and about 65% of them had been sold.

June 2006 saw the launch of the “Estate Musica” offer, a new series of concerts by important Italian artists, which can be acquired singly or as a 30-day package.

During 2006, the pay-per-view service was further improved and extended both by introducing stereo sound and dual sound (enabling customers to choose a different commentator to the one offered by the main channel) and the launch of the interactive “t-betting” application, pursuant to which owners of SNAI Cards can bet on all the Serie A soccer games by tuning in to the La7 Cartapiù and La7 Sport TV channels. The number of points of sale selling the smart cards increased, with the new tobacconist and newsagent channels. Communication activities on La7 Cartapiù continued: an “autopromo” campaign on the analog La7 channel and the digital La7 Cartapiù channels, in the sports sections of daily newspapers until the end of the soccer championship, and a poster campaign in the largest Italian cities.

•	La7 Free to Air

La7 provides news information on a 24-hour basis.

During the first half of 2006, the audience for La7 seemed to be mainly interested in information, analysis and political discussion in the period running up to the elections in April 2006. In January and

Item 4. Information On The Telecom Italia Group	Business Units

February 2006, the network’s average audience share was 2.9%, an increase of 13% compared to the same period in 2005. The credibility and style of programs broadcast by La7 have become a benchmark for an ever-wider audience which particularly favored its early-morning news and talk show programs (Omnibus and Omnibus W.E.), the usual programs broadcast in the evening such as “Otto e mezzo” and “L’infedele” and the various editions of the News.

In the spring 2006, the increase in the audience share was even more significant with an average of 3.1% (+19% compared to 2005). Contributors to the increase in the evening audience share included the talk show “Le Invasioni Barbariche”, which confirmed the success of the previous year, and the talk show “Crozza Italia”.

During the summer period of July and August 2006, the average audience share reached 3.2% with an average growth of 16% compared to 2005, and an increase of 26% for the daytime segment.

The autumn program schedule contained several novelties in the field of information and realtainment, sport, programs with a scientific slant and fiction. In 2006 La7 reached a 3% average daily share, continuing the growth trend seen in previous years; in 2006, after peaking in the summer, the figure fell to 3% in the last three months of the year, against a backdrop of intense competition starting in September.

•	MTV

MTV Italia is a television channel broadcasting music programs on a 24-hour basis. The MTV brand is a well known in the music industry and in the television network business.

During 2006 MTV maintained its leadership position in audience share with 8,850,000 daily contacts, an increase of 5% compared to the previous year and 15.8 million weekly contacts and has been making constant progress since 2001, according to Makno & Consulting’s Television System Observatory published in May 2006.

The positioning of music, the network’s core business, was further enhanced by two new programs: Our Noise (an hour of music looking at the most interesting new releases) and the charts program MTV 10 of the Best.

❖	NEWS AREA

TM News is a national news agency operating on a 24-hour basis. It operates under the APCom brand. The main Rome office is supported by the editorial office in Milan and correspondent offices in Brussels, Budapest and New York. Its position is strong with regard to international coverage and quality (editorial standing) and quantity (average daily production of more than 900 news items) of its journalistic production.

In June 2006, the News area renewed its exclusive contract for Italy until 2010 with the Associated Press, whose news the channel translates into Italian and then distributes. It now has an updated logo which is a graphic representation of the partnership, and the offering of news bulletins has been further enhanced. The process of updating the production and distribution platforms continues in order to industrialize the multi-platform management of printed and multimedia content.

4.2.6    OLIVETTI

The Olivetti Business Unit (which changed its name on April 5, 2005 from Olivetti Tecnost to Olivetti) operates in the Office Products Division in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print heads and MEMS), and also specialized applications for the banking field and commerce and information systems for gaming and lotteries. The reference market of the Business Unit is focused mainly in Europe and Asia.

Item 4. Information On The Telecom Italia Group	Business Units

As of December 31, 2006, the Olivetti Business Unit included the following companies:

OLIVETTI
Olivetti S.p.A. • Olivetti I-Jet S.p.A. • Olivetti International B.V. (foreign sales companies)

Since 2006, the Olivetti Business Unit has operated with a new organizational structure based on the Business & Market Development area (responsible for all marketing and sales) and the Product/Technology Development & Industrial Operations area (responsible for manufacturing, research and logistics).

❖	KEY FACTORS

In 2006, Olivetti focused on improving its sales force, industrial reorganization and renewal of its products.

In a highly competitive market, work continued on a new line of multifunctional products and on strengthening the company’s position in the main European markets. Significant results were achieved in terms of volumes of new products and new business for specialized terminals.

The restructuring and rationalizing process at the manufacturing and technological level also neared completion. This involved:

•	the restructuring and concentration of production hubs mainly for specialized terminals and gaming products;

•	the centralization of research and development activities.

Product offers continued to be updated and expanded, including:

•	the launch of new multifunctional products based on ink-jet technology, achieving the goal fixed in terms of cost reductions and product range expansion;

•	the optimization of the mix of traditional products and strict cost controls.

❖	BUSINESS AND MARKET DEVELOPMENTS

The year 2006 was marked by pricing pressure for hardware. In addition, significant efforts were made in the commercial sphere to augment the company’s visibility and presence in the channels specialized in the new line of products based on ink-jet technology (multifunctional printers and portable photo printers). As a result, significant sales volumes were obtained in the main European and South American markets.

In the second half of the year, the product range was expanded by the introduction of the new multifunctional entry-level printer models, along with others with Wi-Fi functions.

The sales of other ink-jet products, fax machines, declined in the European market which resulted in even fiercer competition with regard to prices. Consumption of fax accessories reported a decrease in volumes owing to a stronger presence in the consumer area than in the business area.

Sales of the other product lines, photocopiers and office products based on laser technology, printers for banks and the retail market and cash registers increased compared to the same period of 2005 because of greater integration among sales channels as a result of the new organization which brought the entire product portfolio offering to every customer. In particular, sales of printers for banking increased by 18% compared to the prior year.

As far as the large customer market in Italy is concerned, the offering was expanded by participating in important bids for multi-year contracts for complete ticketing services and network printing/copying systems with customers like Poste Italiane, Ferrovie (the Italian railway operator) and Italian banks. In this context, in July 2006, Olivetti won a bid to supply printing/copying services for Poste Italiane worth €13 million.

Item 4. Information On The Telecom Italia Group	Business Units

❖	PRODUCT/TECHNOLOGY DEVELOPMENTS & INDUSTRIAL OPERATIONS

The main activities in 2006 in the “consumer” ink-jet technology segment were as follows:

•	restyling of the range of multifunctional products launched in 2005 and the extension of the product range with the introduction of a fax model (with printer, photocopier, scanner and fax functions);

•	introduction of a new multifunctional “entry-level” product;

•	development of a new platform of multifunctional products and associated high-performance print heads, scheduled to become available in the first half of 2007;

•	the introduction of new fax models.

In the professional products sector, the following took place:

•	activities aimed at updating and expanding printers for banks;

•	completion of the range of traditional fiscal cash registers and the development of a fiscal cash register using ink-jet technology.

4.2.7    OTHER TELECOM ITALIA GROUP ACTIVITIES

The Other Activities of the Telecom Italia Group consist of the Central Functions (Group Functions and Service Units) and the foreign operations which are not included in other Business Units (Entel Bolivia, Sofora and ETECSA).

❖	CENTRAL FUNCTIONS

Central Functions includes Group Functions and the Service Units.

The Group Functions are responsible for ensuring coordination, direction and control at the Group level in their spheres of activities, whereas Service Units are responsible for ensuring the performance of common operating activities to support the business.

Group Functions include the Staff Functions of Telecom Italia (Human Resources & Organization excluding the Welfare function which is under the Service Units, Finance Administration & Control, Corporate & Legal Affairs, International Legal Affairs, Public & Economic Affairs, Corporate Development, Investor Relations, General Counsel and IT Governance), Group Communication, which includes Progetto Italia, Advertising & Image and Media & Opinion Maker Relations, Telecom Italia Latam and Telecom Italia International.

Starting January, 1, 2006, the former TILAB (now Innovation & Engineering Services) and Information activities were transferred to Operations.

Service Units include the operational service activities performed for the Business Units/Central Functions/Companies of the Group.

❖	ENTEL BOLIVIA GROUP

Telecom Italia International holds, indirectly, a 50% stake in Entel Bolivia, the Bolivian telephony operator which was acquired in 1995.

The Entel Bolivia group operates in the fixed (particularly long-distance national and international telephone segments), mobile, internet and data transmission sectors in Bolivia.

In 2006, the fixed telephony business continued to focus on the commercial sphere, and in particular on the “Aquí Entel” (public service) initiative. This initiative, used mainly for local calls to mobile phones but which has capacity limitations (it is based on accesses with mobile technology), reported a growth in the number of lines of approximately 77% compared to December 2005 (21,970 at December 31, 2006 compared to 12,383 at December 31, 2005) and an increase in revenues mainly due to a 51% increase in local traffic volumes. At the

Item 4. Information On The Telecom Italia Group	Business Units

same time, there were changes in rates and promotions aimed at increasing international long-distance traffic which, together, made it possible to completely offset the losses reported in the same telephony segment in the first half of the year.

At December 31, 2006, the number of fixed lines (74,000) increased by 29.8% compared to December 31, 2005 (57,000).

During 2006 Entel Bolivia’s mobile business suffered fierce competition from the operator Telecel which launched its own GSM service (under the Tigo brand). Telecel’s offers, which included subsidies for acquiring handsets and the possibility of operating above 850 MHz and various offers by Viva caused a loss of market share of approximately 10% compared to December 31, 2005, especially in La Paz and Santa Cruz and in the east of the country. In order to limit the damaging effects of competition, Entel Bolivia launched new rate plans in the second half of 2006, with the aim of increasing customers and mobile-mobile traffic. Also, in November 2006, the “2x1” (dos por uno) rate plan was launched, enabling customers to use twice the value of the top-up or, for customers with postpaid traffic, twice the number of minutes of their subscribed rate plan. Due to this plan, it proved possible to reverse the trend of the monthly variation in customers which had been negative since January 2006.

In the Value Added Services (“VAS”) sector, starting from August 2006 charges were reduced for GPRS and Edge services to make them more competitive than the services offered by Tigo, which had also adopted an aggressive sales policy for these types of services.

The number of mobile lines at December 31, 2006 (equal to 1,443,000) was in line with December 31, 2005 (1,447,000) after having recovered the reduction in the number of lines after cleaning out the customer base (about 61,000 lines) and fierce competition.

Please see “4.1.5 Recent Developments During 2007” about the possible nationalization of Entel Bolivia.

❖	TELECOM ARGENTINA GROUP

Telecom Italia and Telecom Italia International through Nortel Inversora/Sofora hold a 13.97% stake in the Telecom Argentina group.

Telecom Argentina group operates in the sectors of wireline and mobile telephony, Internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At December 31, 2006, there were approximately 4,095,000 fixed lines in service (also including installed public telephones), an increase of 3.7% compared to December 31, 2005.

Telecom Argentina’s broadband business grew significantly during 2006 and reached a total of approximately 448,000 customers, an increase of 103% compared to December 31, 2005.

In the mobile business, the customer base of the Group reached approximately 9,589,000 (12.1% of which is in Paraguay) with an increase of 41% compared to December 31, 2005. The number of postpaid customers increased by 35.8% compared to December 31, 2005 and represents 31.6% of the total customer base (compared to 32.8% at the end of 2005). Customers who use GSM services reached 86.7% of the total customer base.

❖	ETECSA

Through Telecom Italia International we hold a 27% interest in ETECSA, the monopoly provider of fixed line and mobile telecommunications services, Internet and data transmission in Cuba.

Old Telecom Italia obtained an initial stake of 12.25% in ETECSA in 1995, when, prior to its privatization by the Italian government, Old Telecom Italia acquired, for approximately U.S.$291 million, a 25% stake in a Mexican telecommunications company which owned 49% of ETECSA. In February 1997, Old Telecom Italia converted its indirect stake in ETECSA into a direct investment and increased its interest to 29.29%. The acquisition price for such further 17.04% stake in ETECSA was U.S.$291.6 million. In connection with the merger of the local mobile operators into ETECSA to form an integrated provider of telecommunications services we participated in a series of capital increases proportionate to our share ownership.

Item 4. Information On The Telecom Italia Group	Business Units

These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA through capitalization of dividends paid by ETECSA and following these capital increases and the mergers we now own 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

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

In return for these services we receive annual fees of U.S.$900,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided (€771,477 in 2006 and €1,518,000 in 2005). The level of the fees earned over the last two years is set forth in “Note 41—Related Party Transactions” to Notes to our 2006 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services, renewed at the beginning of 2007, will expire at the end of 2009 and the technical agreement with respect to wireless services at the end of 2009.

As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note 8—Other Non-Current Assets” to Notes to our 2006 Consolidated Financial Statements included elsewhere herein.

The number of fixed lines (also including installed public telephones) was approximately 973,000 at December 31, 2006, an increase of 14% compared to December 31, 2005. Of the lines installed, 49,000 are invoiced in US dollars and the others, connected to the social development of Cuban telecommunications, in pesos.

In 2006, the number of Internet and data customers increased and, at December 31, 2006, had reached about 20,000 accesses (compared to 16,000 at the end of 2005).

In the mobile business, at December 31, 2006, the customer base had reached 152,700, an increase of 16% compared to December 31, 2005. The increase is mainly concentrated on the prepaid customers, which represents almost 90% of the total. In 2006, the migration of customers from TDMA towards GSM technology continued and is now used by 81% of the total customer base (compared to 70% at the end of 2005).

We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.

* * *

Brasil Telecom

The company operates fixed telephone services in Region II (Paraná, Santa Catarina, Distrito Federal, Tocantins, Mato Grosso do Sul, Rondônia, Rio Grande do Sul, Acre and Goiás) covering about 2.8 million square kilometers (33% of the total area of the country), with a population estimated at approximately 43 million (23% of the total population) with three metropolitan areas of more than one million inhabitants including Brasilia, the capital of the nation.

Brasil Telecom has one of the largest telecommunications networks in Brazil with a broad offering of services for telecommunications, fixed telephony, broadband and narrow band, free Internet, data transmission and mobile telephony using GSM technology.

On October 27, 2006, Telecom Italia International transferred, for U.S.$410 million, its 38% stake in the share capital of Solpart Participaçoes S.A. (the controlling holding company of Brasil Telecom) to Brasilco S.r.l., a newly incorporated Italian company held by a trust set up under British law, with Telecom Italia International itself as the beneficiary. Under the trust deed, Credit Suisse Securities (Europe) Limited (“CSFB”) acts as the trustee managing the stake and the corporate rights deriving there from, also for the purpose of selling the stake to third parties with the assistance of JP Morgan which have been engaged to evaluate possible sales opportunities. Telecom Italia International, as the sole beneficiary of the trust, will continue to receive any earnings from the investment in Solpart, including the price of its future sale.

Item 4. Information On The Telecom Italia Group	Business Units

As a result of the above transfer, approved in advance by the Brazilian telecommunications authority, Anatel, Telecom Italia International transferred ownership of the Solpart shares and the relative governance rights, thus resolving the question concerning the overlapping of the mobile and long-distance licenses between the Brasil Telecom group and the TIM group in Brazil and consequently avoiding the possible application of sanctions by Anatel to the two operators.

During December 2006, Brasilco S.r.l. collected U.S.$4.5 million representing its share of a capital reimbursement approved by the shareholders’ meeting of Solpart Participaçoes S.A.. On January 29, 2007, this amount was transferred by Brasilco S.r.l. to Telecom Italia International as a reimbursement of reserves.

4.2.8    COMPETITION

Our domestic fixed and mobile telecommunications operations, as well as our broadband services businesses, are subject to extensive regulatory requirements in Italy and our international operations and investments are subject to regulation in their host countries. In particular, as a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002, which has been effective in Italy since September 2003.

Fixed-line Domestic Telecommunications Services Market

As a result of the full liberalization of the Italian domestic market for telecommunications services, we have faced increasingly significant competition since 1998, including competition from foreign telecommunications operators.

In 2006, competition in the Italian domestic market was characterized by innovative offerings through the introduction of bundled voice/broadband (double play) and bundled voice/broadband/IPTV (triple play) offers. The market was also characterized by a migration from a primarily reseller approach (Carrier Selection/Carrier Pre Selection for voice and Wholesale for ADSL) to an infrastructure-based approach (Shared Access or Local Loop Unbundling).

In particular, in 2006 competition in the Italian domestic market was driven by five players (other than Telecom Italia) with differentiated business models and focus on different market segments:

•	Fastweb (a national player focused on broadband and triple play offers);

•	Albacom (focused on business customers and ICT offers: voice, data and IT solutions);

•	Wind-Infostrada (an integrated fixed/mobile/Internet operator focused on retail customers);

•	Tiscali (a Narrow Band and broadband Internet Operator, developing double play/VoIP low cost offers); and

•	Tele2 (voice, Internet dial up and broadband, developing discounted double play /VoIP offers focused on retail customers).

Our market share in the Italian retail traffic volumes (retail voice and on-line traffic only) on December 31, 2006, was 71.9% compared with 72.3% on December 31, 2005 and 71.7% on December 31, 2004. Our main competitors in this segment are Tele2 and Wind; Albacom and Fastweb target specific markets (business customers for Albacom; high spending consumers for Fastweb).

The Italian fixed voice market has been influenced, on one hand, by the development of mobile operators that attract voice traffic through the advantage of mobility, a wide range of VAS and high performance terminals, while, on the other hand, it has been subject to cannibalization by the increasing penetration of alternative communication solutions (messaging, e-mailing, chat).

The broadband market continued to grow but at a slowing rate and subject to increasing competition.

In 2006, competition intensified also in the top client/data market, with pressure on average prices.

Item 4. Information On The Telecom Italia Group	Business Units

In this increasingly challenging market Wireline Business Unit revenues in 2006 decreased by 0.2% compared to 2005, while maintaining a level of profitability at the top of its peers’ range.

We believe that our combination of service, performance, quality, reliability and price is an important factor in maintaining our strong competitive position.

Domestic Mobile Telecommunications Services Market

In 2006 the mobile telecommunications market continued to grow in Italy but at a rate slower than in the previous two years. Customer growth in the domestic mobile telecommunications market was 12.5% in 2006, compared to 13.2% in 2005 and 10.8% in 2004. As of December 31, 2006, the number of cellular phone lines reached 80.4 million, corresponding to a penetration rate of around 137% of the population.

There are three key competitors for Telecom Italia in the Italian mobile market: Vodafone, Wind and H3G (called “3”). At December 31, 2006, Telecom Italia held the market leadership with a market share of 40.4%, with Vodafone, Wind and H3G having market shares of approximately 32.5%, 18.4% and 8.8%, respectively.

In 2006, we had a 43% market share of net additional GSM and UMTS lines, corresponding to 3.9 million net lines, compared to 2.4 million for Vodafone, 1.0 million for Wind and the remaining 1.6 million attributable to H3G.

Our figures do not include “inactive” lines to ensure greater consistency between the number of lines managed and business development.

Competition for mobile telecommunications services remained strong in 2006, and Telecom Italia responded with:

•	a strong commercial push to defend market leadership;

•	innovative and segmented offers;

•	a volume and value strategy:

–	pushing on gross additions to slow competitors’ growth (Wind, H3G);

–	securing the competitive gap on valuable customers (TIM vs. Vodafone), also through value oriented mobile number portability with a focus on high end customers;

•	leveraging the benefits from fixed and mobile integration:

–	strengthening the distribution channels;

–	price defense (no price war in fixed/mobile substitution);

•	focus on handsets leadership (7.4 million handsets sold in 2006):

–	TIM 3G successful strategy: 300,000 HSDPA handsets sold in 2006;

•	solid positioning in the small and medium enterprise segment;

•	focus on customer care and quality of service.

We believe that the continuous improvement of the quality of our services and the strengthening of our leadership in network and marketing activities are important factors in maintaining our strong competitive position.

The European broadband Market

German broadband Market

Germany is the first broadband market in Europe measured by size: 15 million broadband accesses, approximately €8 billion in value, and it continues to grow rapidly. It is characterized by:

•	five main competitors and room for further merger and acquisition activity following the recent consolidation process;

•	an increase of alternative operators, LLU coverage and early stage VDSL/Fiber Network projects;

•	the increasing penetration of dual and triple play offers;

Item 4. Information On The Telecom Italia Group	Business Units

•	an ARPU of 40-50 €/month for bundle Voice + DSL, higher than the European average and without dramatic reductions expected in the short term;

•	the appearance of Fixed—Mobile convergent offers (mobile operators O2 and Vodafone announced the entry in the DSL market).

HanseNet strong performance in 2006 was based on:

•	a robust increase in the ADSL customer base (approximately 929,000 broadband access lines at the end of 2006);

•	strong focus on network coverage, reaching 40% of German households in the fourth quarter of 2006;

•	continuous improvement in profitability driven by operational efficiency.

In September 2006 Telecom Italia reached a preliminary agreement for the acquisition of AOL Germany’s Internet business from Time Warner. This transaction was completed on February 28, 2007. The combined entity HanseNet plus AOL has become the third broadband player in Germany with approximately a 15% market share. The other main broadband operators are: T-Online with 41% market share, United Internet with 16% market share, Arcor with 13% market share and Freenet + Tiscali with 8% market share.

French broadband Market

The French broadband market reached approximately 13 million broadband accesses in 2006, corresponding to a penetration of 40% on total fixed lines, and it continues to grow at a rapid pace. It is characterized by:

•	strong competition, focused on portfolio innovation (launch of ADSL 2+, first market for VoIP and IPTV penetration in Europe);

•	a stabilization of triple play average prices (approximately 30€/month for all players);

•	room for further merger and acquisition activity despite recent consolidation events (i.e. merger Neuf/Cegetel and following acquisition of AOL France, Tele 2 acquisition by SFR).

Telecom Italia France performance in 2006 was characterized by:

•	the consolidation of its market position through an increase in the ADSL customer base, reaching 775,000 broadband accesses in December 2006 (+43% vs. 2005);

•

the increase of market share (from around 6% at the end of 2005 to approximately 7% at the end of 2006). The other main competitors are: France Telecom with 49% of market share, Iliad with 19% market share, Neuf/Cegetel with 18% market share and Club Internet with 5% market share;

•	a strong focus on LLU network coverage, reaching 36% of fixed lines in the fourth quarter of 2006 (approximately 11 million households);

•	the continuous recovering of EBITDA margin.

The Brazilian Mobile Market

In 2006, the Brazilian telecommunications market growth was driven by mobile and broadband services development.

The fixed line market (voice and broadband) still accounted for 60% of the total telecommunications business and approximately reais 46 billion in revenues, representing an opportunity for challengers of fixed-line operators.

The mobile services market continued to grow, but at a slowing rate compared to 2005. As of December 31, 2006, the number of cellular phone lines reached 99.9 million, corresponding to a penetration rate of around 53.2% on the Brazilian population (86.2 million lines in 2005; penetration rate of 47.2%).

There is significant competition in the Brazilian mobile business, with both local and international mobile operators, the most significant of which are Vivo with 29.1% market share, Tim Brasil with 25.4%, Claro with 23.9% and OI with 13.1%. Tim Brasil, the only mobile operator with national GSM coverage, was the best performing operator in net customer additions (+5.2 million lines, +2 percentage points in total market share), reaching, as of December 31, 2006, 25.4 million lines, compared to 20.2 million lines as of December 31, 2005.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The E.U. Regulatory framework

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

The Regulatory framework in Italy

The law sources for the electronic communications sector are as follows:

•

the “Electronic Communications Code” (“ECC”—Legislative Decree No. 259 of August 1, 2003) which incorporated into national law the EU directives of the “1999 Review” with regard to electronic communications networks and services: the “Framework directive” together with three directives “Access”, “Authorization” and “Universal Service”;

•

the “Consolidation Act on Radio-Television” (Legislative Decree No. 177 of July 31, 2005,) which contains the principles for convergence between radio-television and other sectors of interpersonal communications;

•

Legislative Decree No. 262 of October 3, 2006, which contains “Urgent measures with regard to tax and financial matters” and which, with reference to the ECC, partially altered the law on sanctions by introducing further examples of administrative offences, a generalized increase in the fines for each sanction and the elimination of the institution of the partial cash settlements of fines.

The main characteristics of the ECC are as follows:

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

Moreover, the ECC provides for guidelines on market analysis and calculation of “significant market power” and refers to the relevant European Recommendation for the identification of the retail and wholesale markets. The ECC also provides for, among other things, the following:

•	allows the trading of the rights to the use of frequencies among operators offering the same type of services;

•	provides for specific and more defined rules aimed at reducing the burden of current legislation and local regulations which regulate the installation of networks; and

•

assigns roles and responsibilities among the Italian Ministry of Communications and the National Regulatory Authority (“NRA”) mainly by assigning to the Ministry of Communications the task of supervising the authorization process and compliance with the universal service obligations and to the NRA the task of conducting market analyses and proposing remedies.

The NRA, an independent regulatory authority, consists of a President appointed by the Italian Government through a Presidential decree, a Committee for Infrastructures and Networks, a Committee for Products and

Item 4. Information On The Telecom Italia Group	Regulation

Services and the Council. Each of the Committees’ members is selected by the Italian Parliament and appointed through a Presidential decree. Each of the Committees and the Council is responsible for establishing regulations for their specific areas.

The NRA has the dual responsibility of (i) ensuring fair competition among telecommunications operators; and (ii) protecting consumers. In particular, the NRA is responsible for:

•	market analysis as defined by the ECC;

•	preparation of regulations in the telecommunications field;

•	establishment of the criteria to be followed by operators in determining tariffs;

•	monitoring operators to ensure their compliance with such tariff criteria;

•	ensuring, where appropriate, accounting separation between different activities carried out by the same operator;

•	monitoring of the performance of services to ensure compliance with contracts and qualitative levels of service;

•	issuance of directives regarding quality of services;

•	examination of complaints filed by users and customers in relation to quality of services and the level of tariffs;

•	control of steps taken by operators to ensure equal treatment of their customers and verifying periodically the quality of the service provided; and

•	control of operators’ compliance with the general principles issued by the Italian Government and the NRA in relation to public services.

The NRA has investigative powers, as well as the authority to impose sanctions on operators who do not comply with the directives and orders and to propose to the Ministry of Communications the revocation and/or suspension of general authorizations and individual licenses in the event of repeated violations by the holder.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location and, taking account of specific national conditions, offered at a reasonable price. To date Telecom Italia is the only operator charged with the obligation of providing the Universal Service throughout Italy. The NRA permits only Telecom Italia to utilize all available means to fulfill its obligation efficiently with regard to cost.

The net cost of providing the Universal Service is calculated as the difference between the Company’s net cost when it is subject to the obligations of providing the Universal Service and the net cost of the same operation if the obligation did not exist. It is the NRA’s responsibility to verify the net cost.

A fund set up by the Ministry of Communications is used to finance the net cost. Companies in the sector contribute to it, including Telecom Italia.

If, at any time, the NRA determines that the net cost of the Universal Service constitutes an unfair burden for Telecom Italia, it sets off a mechanism to share the costs, which involves payments to the fund by companies in the telecommunications sector.

The NRA is currently conducting procedures to establish the net cost sustained by Telecom Italia to provide the Universal Service during the years 2004 and 2005.

Special status of operators having significant market power

In the old regulatory regime telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, were subject to special obligations with respect to interconnection and accounting policies if they had Significant Market Power (“SMP”). An operator

Item 4. Information On The Telecom Italia Group	Regulation

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

With the introduction of the new European Framework in August 2003, criteria for the identification of Significant Market Power changed as 18 separate markets were identified and the NRA was asked to carry out a separate Market Analysis in each such market, in order to identify operators with significant market power. The markets identified were divided into retail markets (markets from 1 to 7: access, national and international phone services and leased lines), wholesale markets (markets from 8 to 14: collection, termination and transit, unbundled access, broadband and wholesale circuits), mobile markets (markets from 15 to 17: collection, termination and international roaming) and the television broadcasting services market (market 18).

During 2006, the Italian NRA concluded all of its preliminary inquiries regarding the analysis of the markets and introduced measures as a result of this analysis which are described below.

•	Retail markets

A general regulatory framework was confirmed for all the retail markets and, in particular, the Price Cap mechanism has been retained for access services and national telephone services. With regard to the access markets, the NRA has required Telecom Italia to provide a Wholesale Line Rental (“WLR”) service in those areas where unbundled access services are not provided, with a price which is calculated by means of the retail price index minus pricing method (equal to the retail subscription charges less 12%). When marketing of the WLR service, which will be available by the end of 2007, begins, Telecom Italia is authorized to offer bundled access-traffic rate plans.

The NRA also has removed some of the restrictions for offerings aimed at large business customers together with the obligations with regard to retail leased lines with speeds of more than 2Mbit/s.

•	Wholesale markets

The NRA has confirmed the continuation of the network cap mechanism for calculating the prices of wholesale collection, termination and transit services and of unbundled network-access services (Local Loop Unbundling and Shared Access). This mechanism also applies to circuits, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance circuit segments. As far as the price of termination on the networks of other operators is concerned, the NRA has fixed a maximum price equal to 1.54 eurocents/minute, which will remain valid until June 30, 2007, with an annual reduction which will bring the price to 0.55 eurocents/minute by 2011.

•	Mobile markets

The NRA has not imposed any obligations on the mobile telephone market or international roaming services. On the other hand, it has established a ceiling for termination on the networks of Telecom Italia (formerly TIM), Vodafone and Wind, with a target price of 8.90 eurocents/min. for Telecom Italia (formerly TIM) and Vodafone, and of 9.50 eurocents/min. for Wind for 2008. With regard to H3G, the NRA procedure for establishing the ceiling for termination on the fourth Italian mobile operator has not yet been completed (the process began in July, 2006).

•	Additional markets

The NRA is conducting market analysis on three new significant markets (additional markets to the original 18 identified by the European Framework in 2003): mobile collection markets directing calls towards Non-Geographical Numbers (Premium Rates, Freephone numbers and Splitting Charges) (market 15 bis); the market for wholesale termination for international routing (market 19) and the market for retail dial-up Internet traffic (market 20).

* * *

Item 4. Information On The Telecom Italia Group	Regulation

Finally, the NRA has deliberated on the following matters.

Order No. 694/06/CONS: procedure for setting up the Wholesale Line Rental offering in compliance with Order No. 33/06/CONS.

The WLR offering consists of the wholesale sale of the basic and ISDN telephone service associated with the subscription charge paid by residential and non-residential customers who subscribe to the Telecom Italia public telephone network. The marketing of this service and of the mandatory associated services must be made available by Telecom Italia within 12 months of the date on which Telecom Italia was informed of Order No. 694/06/CONS (published in Gazzetta Ufficiale No. 297 on December 22, 2006).

Order No. 504/06/CONS: Urgent measures fixing the prices of calls to directory information services from mobile networks towards Non-Geographical Numbers (toll free numbers or other numbers without a geographic area code).

The measure identifies, on a provisional and urgent basis, the mobile networks of Telecom Italia, Vodafone, Wind and H3G as those with significant market power.

A ceiling was established for the prices charged for voice calls on the networks of the mobile operators Telecom Italia (formerly TIM), Vodafone, Wind and H3G, which must not be higher than the current value of the corresponding termination rate, increased by a maximum of 100% for services which are different from and accessory to the simple origination service.

Local Loop Unbundling (LLU)

In 2000, the NRA published the general guidelines regarding the services that must be offered by Telecom Italia on an unbundled basis: twisted copper pairs; optical fibers; access extension (lines between switches), and digital transmission channels (i.e., digital circuits between the local office of Telecom Italia and the operator’s point of presence) and the related economic pricing criteria, based on fully distributed historical costs. The guidelines allow other operators to have direct access to end users (customers) by leasing the network components from Telecom Italia (full unbundling) as well as leasing only the high bandwidth (shared access).

With the national implementation of the new European framework, the wholesale unbundled access (including shared access) to metallic loops and subloops for the purpose of providing broadband and voice services has been subject to the market analysis procedure.

The NRA decided the introduction, for the years 2006 and 2007, of four baskets of LLU services each of which is subject to a cap of Retail Price Index (“RPI”)—4.75% per year. See “—4.2.2. Wireline—National Wholesale—Local Loop Unbundling (LLU)”.

Framework of the fixed access network

On May 2, 2007, the Council of the NRA launched a public consultation on the “regulatory aspects with regard to the framework of the fixed access network and the future prospects of the new-generation broadband networks”.

The aim of the consultation, which is scheduled for conclusion by mid-July 2007, is to acquire observations and comments from all the parties concerned, with particular reference to the structural characteristics of the market, the technological evolution of networks and services, and the future development of the competition and regulations.

The first matter to be evaluated by the consultation will be the regulatory options concerning the evolution of the public fixed telecommunications network, with particular reference to access by final users.

Secondly, the authority deems that it is important to assess the new regulatory problems arising with regard to promoting the development of the Next Generation Access Networks (NGAN). In fact, on the one hand, there is the problem of forming a regulatory approach which does not constitute an obstacle, but which, on the contrary, will stimulate investments in the networks of the new generation. On the other hand, there is a need to ensure that there is no discrimination and that all operators in the new context of competition and the market are treated fairly.

Item 4. Information On The Telecom Italia Group	Regulation

Interconnection

Telecommunications operators providing fixed-line public voice telephony services, mobile telecommunications services or leased line systems and having Significant Market Power are required to negotiate and enter into interconnection agreements at the request of other operators wishing to provide telecommunications services, to apply non-discriminatory terms and to provide copies of their interconnection agreements to the NRA. Public fixed network operators and leased line service providers having Significant Market Power are required to publish yearly a Reference Interconnection Offer (“RIO”).

Telecom Italia has had a number of RIOs approved by the NRA since 2003. On October 28, 2005 Telecom Italia published the RIO 2006. In Order No. 19/06/CIR, the NRA approved, with amendments, the economic conditions of the Telecom Italia interconnection offering for the year 2006. In October 2006, Telecom Italia submitted its interconnection offering for 2007 to the NRA; the proposed offering is currently being assessed.

Number Portability (“NP”)

Since February 2000, Service Provider Portability in fixed networks was introduced, including Non-Geographic Numbers.

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

Since February 2000, customers have been able to make inter-district, international calls and calls to mobile networks using a pre-selected carrier as an alternative to Telecom Italia, without dialing the identifying code required. Since July 2000 customers have also been able to make local calls (within the same district) with a pre-selected operator.

Since April 2003, we have been subject to regulations which define common measures relating to the disconnection of the CPS service, describing in detail the modes and time-scales involved in the disconnection of CPS services, to safeguard users, and stating precise obligations with regard to transparency for operators of the services.

In August 2003, Telecom Italia and other numerous operators signed an agreement regulating the operational modalities for the management of the communication of the CPS service cessation. As from RIO 2005, the surcharge for a single minute of CPS traffic is no longer applied and the one-off activation charge is €5.46 per line.

In the management of activation/de-activation process of the CPS service, we operate in accordance with the applicable orders. In the event of services contested by the client since not requested, we intervene, in compliance with applicable regulations, for the timely restoration of the previous line configuration.

Accounting separation and costs accounting

Operators having SMP are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the NRA with a description of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators

Item 4. Information On The Telecom Italia Group	Regulation

of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications network, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The last accounting separation report of Telecom Italia audited by the NRA and published (both on the NRA website and on the Telecom Italia Group’s website) relates to 2001.

However, Telecom Italia has provided the accounting separation reports relating to the years 2002, 2003 and 2004 to the NRA. The NRA has appointed Mazars & Guerard with the task of verifying the accounting separation reports for 2002, 2003 and 2004.

The accounting separation report for 2005 is currently being prepared. The activities of that year developed both outside the company (relations with the NRA) with the aim of supervising the specific context with regard to the regulation and the law, and inside the company, with the aim of consolidating the revisions of the methods of the new accounting separation system (“Nuovo Sistema di Contabilità Regolatoria”, NSAR) and then responding to the new obligations of Accounting Separation for the Markets defined by the new regulatory framework for Italy and the EU as a whole.

In Europe, the “rules” of Accounting Separation were updated in EC Recommendation No. 2005/698/CE concerning “Cost Accounting and Accounting Separation” which takes into account the regulation of the various sectors divided according to “significant markets”.

On a national scale, the NRA issued orders about significant markets, by amending the previous Order No. 152/02/CONS on the subject and establishing new rules for accounting separation and cost accounting, which, however, have not yet been grouped into a single framework.

With this in mind, during 2006, Telecom Italia presented the NRA with a draft proposal for an accounting separation of the fixed network for 2005 divided “by market”, followed by another project with a more detailed and analytical format which has the aim of: a) providing a single contribution for the concrete realization of accounting separation reports; b) identifying consistent, feasible rules to be applied, with effect from 2005; and c) guaranteeing consistency with Recommendation No. 2005/698/CE.

Directory Information Service

Since the coming into force of the ECC, the directory information service is no longer a service required to be offered by the Universal Service. This market has been deregulated since October 2005 (now there is a range of directory information services based on 12xy numbers).

In Order No. 12/05/CIR of May 19, 2005, due to the delays in the process of assigning numbers and receiving requests from operators, the NRA established October 1, 2005 as the first day of the new 12xy number service and the end, on the same day, of the Telecom Italia “12” service and on December 1, 2005 the directory information service with numbers beginning with “4”.

This last date was postponed twice by Orders No. 83/05/CIR and No. 18/06/CIR, and was eventually moved to September 30, 2006.

Rights of way

The matter of rights of way to permit the building of electronic communications network infrastructures underground and above ground is defined in detail by the ECC.

The ECC describes the powers of local authorities with regard to procedures for granting rights of way, and the powers of the NRA to provide incentives so that operators are encouraged to share the location and use of such infrastructures.

Item 4. Information On The Telecom Italia Group	Regulation

General authorizations

Telecom Italia owns: a) the individual license to install and supply public telecommunications networks and to provide a public voice telephone service; b) the individual license to install and operate a network of coastal stations with the aim of providing the mobile maritime service and land-based stations to provide a mobile service through the Inmarsat satellite.

The licenses described above were issued to Telecom Italia by the NRA on January 19, 2001 with Orders No. 820/00/CONS and No. 738/00/CONS. In March 2001, the licenses for offering mobile communications services based on GSM technology were also transformed into individual licenses.

The ECC has authorized the conversion of all pre-existing rights into general authorizations, and, at the same time, decreed that they will continue to be valid until they expire spontaneously.

At the end of 2006, there were about 160 operators with a general authorization allowing them to operate electronic communications services.

NRA fee for 2006

In Order No. 110/06/CONS, the NRA established how operators should pay their fee for the year 2006 and the amounts to be paid.

In particular, for the year 2006, the fee fixed by article 1, paragraph 66 of Italian Law No. 266 of December 23, 2005 and owed to the NRA by companies operating in the communications sector which were identified in the Ministerial Decree of May 17, 2002, in a measure equal to 1.5 per thousand, is calculated based on the revenues recorded in the last financial statements approved prior to the coming into force of the above-described Law No. 266 of December 23, 2005.

The Telecom Italia Group paid an overall amount of approximately €23.9 million for the year 2006 (the sum of the share of the amounts due by Telecom Italia and the former TIM).

Competition Law

Telecom Italia is obliged to observe Italian laws concerning the protection of competition.

Italian Law No. 287 of October 10, 1990 (“Laws for protecting competition and the market”) created the “Autorità Garante della Concorrenza e del Mercato”, or Antitrust Authority, which is an independent body.

The Antitrust Authority is responsible for:

•	applying Law No. 287 of 1990 and supervising the following matters: a) restrictive agreements by the competition; b) abuses of a dominant position; c) concentration of enterprises;

•	applying the standards of Legislative Decree No. 206 of 2005 with regard to deceitful advertising and comparative advertising; and

•	looking out for conflicts of interest in the case of people holding government posts.

Regulatory framework in Brazil

The activities of the Telecom Italia Group in Brazil are subject to the General Law on Telecommunications (Ley General de Telecomunicações—LGT) of 1997 and the regulatory framework for the supply of telecommunications services promulgated by the Brazilian regulatory authority, Agência Nacional de Telecomunicações (“ANATEL”).

ANATEL is an independent, financially autonomous body which reports to the Brazilian Ministry of Communications.

Authorizations for supplying telecommunications services are granted either in the public sphere (by granting a concession or permit) or in the private sphere (through an authorization).

Item 4. Information On The Telecom Italia Group	Regulation

At the moment, only a few fixed-network operators operate in the public sphere. All the other telecommunications services operate in the private sphere, including operators of mobile networks.

In 2005, ANATEL published a special set of regulations with regard to operators with Significant Market Power, to which ANATEL intends to apply stricter standards with the aim of guaranteeing competition.

Authorizations

When the Telebras system was privatized, concessions for the analog mobile telephone system were granted according to the “SMC” (Serviço Movel Celular—Brazilian Law No. 9295 of July 19, 1996), which involved the granting of concessions, accompanied by a list of obligations, for geographical areas.

Later, ANATEL introduced the standards which allowed SMC concessions to be converted into authorizations, as laid down in the new “PCS” (Personal Communications Services) regulations.

The companies of the Telecom Italia Group operating in Brazil acquired SMC concessions between 1997 and 1998 (later converted into PCS authorizations in 2002) and PCS authorizations in 2001 as a result of bids.

Rules concerning interconnection

Telecommunications operators must publish a public offering of interconnection economic conditions and are subject to the “General Interconnection Regulatory Framework” promulgated by ANATEL in 2005.

The amounts charged for interconnection are freely negotiated among the operators concerned. However, to avoid any detriment to the competition, ANATEL may fix the amounts if the operators do not succeed in coming to an agreement.

Interconnection agreements must be approved by ANATEL before they can be applied.

Major changes in regulations in 2006

In Order No. 438 of July 2006 (Resolução 438), the partial bill & keep rule was eliminated. This bill had required an obligation to pay the termination charge only if traffic exceeded 55% of the total in the calls between two mobile operators in the same (local) area.

This decision has had positive results on interconnection revenues and a corresponding negative effect on the costs of interconnection, since each operator must pay (and receive) the termination charge for all the traffic exchanged at the interconnection instead of for a certain share.

Regulatory frameworks in France and Germany

Telecom Italia is represented in France and Germany by some companies which market broadband products under the “Alice” brand.

The regulatory framework in these two countries is a national transposition of the European Framework defined by the European Directives contained in the “99 Review” mentioned earlier.

The regulatory framework of both countries is therefore comparable to the Italian one, with responsibility being shared between the relevant Ministry and an independent Authority (Arcep in France, BNetzA in Germany). Here, too, individual markets with Significant Market Power operators (with their relative obligations) have been identified as a result of an analysis of the relevant markets in those countries.

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

3G networks technology:    Permits the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

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

Analog:    A transmission which is not digital, e.g., the representation of voice, video or other not in digital form.

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

Broadband and broadband services:    Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast:    Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSC (Base Station Controller):    Interface with the MSC switching exchange. Has the task of supervising and controlling radio resources, both during the phase when a call is being set up and during the maintenance phase.

BSS (Business Support System):    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

BTS (Base Transceiver Station):    Radio base station which sends the GSM radio signal via the antenna to cover an area (cell) and coordinates one or more radio transceivers (TRX).

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

Cells:    Geographical portion of the territory illuminated by a BTS: 900MHz / 1800MHz.

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

Client server:    Software programme that is used to contact and obtain data from a Server software programme on another computer. Each Client programme is designed to work with one or more specific kinds of Server programmes, and each Server requires a specific kind of Client. This configuration model is opposed to a Peer-to-Peer configuration, where the contact is performed on the same level.

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

D-AMPS (Digital-Advanced Mobile Phone Service):    It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone phone service in the United States.

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

DVB-H (Digital Video Broadcasting-Handheld):    DVB-H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programmes, web pages, music and video games to smartphones/PDA’s.

DWDM (Dense Wavelength Division Multiplexing):    This is a technology for multiplying and transmitting different wavelengths along a single optical fibre contemporaneously.

EDGE (Enhanced Data for GSM Evolution):    This is a powerful technology that increases the data transmission rate of the GPRS standard from rates of 30-40 kbit/s to more than 100 kbit/s and even up to 200 kbit/s with optimal radio conditions.

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

Exchange:    See Switch.

Flat rate:    The rate applied by providers to users surfing the web. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the Net.

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

HDSL (High-bit-rate Digital Subscriber Line):    Technology for business customers which allows the provision of local loop circuits at higher speeds and lower cost than through conventional means.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed—Universal Mobile Telecommunications System):    UMTS evolution allows broadband connections up to 3.6 Mbps.

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

IN (Intelligent Network):    Network architecture that centralized processing of calls and billing information for calls.

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

IP (Internet Protocol):    A standard describing the software that keeps track of the Internet’s addresses for different nodes, routes outgoing messages and recognized incoming messages.

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

ISPs (Internet Service Provider):    A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union):    The worldwide policy, spectrum regulation and standardization body in telecommunication operating under the auspices of the United Nations.

LAN (Local Area Network):    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Local Loop:    Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

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

MGW (Media GateWay):    Junction for the connections which carry user traffic.

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

MSC (Mobile Switching Center):    Executes functions such as controlling calls, switching traffic, taxation, controlling network interfaces and acts as an interface with other networks.

MSP:    The name of a general purpose programmable switch made by Redcom Laboratories.

Multimedia:    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network:    An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGN (Non-Geographic Number):    The non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

NNI Agreements (Network Node Interface Agreements):    Contractual agreements for the interface between two public network pieces of equipment (“NNI”).

Node:    Topological network junction, commonly a switching center or station.

Node B (counterpart of BTS in GSM):    This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal which creates the coverage of the cell (typically 3 for Node B). It also performs functions which are strictly associated with managing the radio connection.

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

Optical fiber:    Thin glass, silicia or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at limited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The only inconvenient are the high costs involved in the construction of an optical fiber network.

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

Pard CDN:    Points of access to a data network realized by direct digital circuits.

Pard CDA:    Points of access to a data network realized by direct analog circuits.

Packet-Switched Services:    Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

Pay-Per-View or PPV:    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV:    Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

PCS:    Personal communications services.

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

POP (Point Of Presence):    Internet provider locations for network connection, often through dial-up phone lines. When a Pop is within a specific local area, users can connect to the Internet by dialing a local phone number.

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

RNC (Radio Network Controller—counterpart of BSC in GSM):    Supervises and controls radio resources, both during the phase of setting up the call, and during the maintenance phase (for example, handover between different cells). Furthermore, it handles connectivity from and towards: Node B, MSC*, and other RNC.

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract.

RoF (Radio Over Fiber):    A technology to feed antennas with digital/analogue signals over optical fiber.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

RTG:    Is the network of the world’s public circuit-switched telephone networks in much the same way that the Internet is the network of the world’s public IP-based packet-switched networks.

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

SMS (Short Message Service):    Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

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

UMTS (Universal Mobile Telecommunication System):    Third-generation mobile communication standard. Data travel at 2Mb-per-second.

UMTS Cells:     Geographical portion of the territory illuminated by a Node B.

UMTS Channels:    These enable all the customers of the cell to access both the CS (Circuit Switched) services and the PS (Packet Switched) services of UMTS technology.

Unbundling:    A process which allows telephone carriers (other than Telecom Italia) to lease the last part of the telephone loop, that is to say, the copper wire-cable, connecting Telecom Italia central station to the user’s home, disconnecting the user from Telecom terminals and connecting him/her to the telephone carrier’s terminals.

Universal service:    The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAN (Value–added Network):    A type of public network that leases basic transmission facilities from a common carrier, adds features that enhance the service and provides the improved communications capability to end users. Automatic alternate routing network management and error correction are examples of the value added.

VAS (Value Added Services):    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotext and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

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

Videotext:    A service pursuant to an ITU standard, permitting remote access to a database by telephone.

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

WI-FI:    A service for wireless Internet connection and high speed access.

WLL (Wireless Local Loop):    The means of configuring a local loop without the use of wiring.

XSDL ((generic) Digital Subscriber Line):    A generic term for DSL equipment, services and technologies which provide extremely high bandwidth over the twisted-pair lines that run from a phone company’s central office to a home or office.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2006, the Telecom Italia Group owned approximately 4,700 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. They house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. We also have numerous computer installations which are primarily located at the headquarters of our significant subsidiaries.

As of December 31, 2006 and 2005, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2006				As of December 31, 2005
	Owned	Leased	Total property, plants and equipment	% of total property, plants and equipment	Owned	Leased	Total property, plants and equipment	% of total property, plants and equipment
	(millions of Euro, except percentage)
Land	134	—	134	0.8	155	—	155	0.9
Civil and industrial buildings	598	1,417	2,015	11.7	972	1,477	2,449	13.6
Plant and equipment	12,955	1	12,956	75.3	12,907	1	12,908	71.5
Manufacturing and distribution equipment	59	—	59	0.3	72	—	72	0.4
Aircrafts and ships	40	10	50	0.3	46	14	60	0.3
Other	1,016	47	1,063	6.2	1,174	71	1,245	6.9
Construction in progress and advances payments	888	50	938	5.4	1,117	35	1,152	6.4

Total	15,690	1,525	17,215	100.0	16,443	1,598	18,041	100.0

As of December 31, 2006, we did not have liens, mortgages and pledges on real property owned.

Real Estate Transactions

An important element of the restructuring which we have undertaken since 2000 was to realize value on our extensive real estate portfolio.

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

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

Since 2002 certain additional real estate related transactions were completed.

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Under the second stage of the Tiglio project, in 2004 the following real estate funds were placed in the market:

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

•

“CLOE FONDO UFFICI”—placed on the market on June 29, 2004. The Fund consisted of 39 properties contributed by Tiglio I for a market value equal to approximately €877 million, to which a 15% discount was applied by virtue of their transfer en masse. The total offer, net of financial indebtedness equal to 60% of the value contributed, amounted to approximately €298 million, of which 5% was subscribed by Pirelli & C. Real Estate Società di Gestione del Risparmio S.p.A. as manager of the fund, while the remaining 95% was placed entirely with Italian investors (approximately 70%) and with foreign investors (approximately 30%.)

•

“OLINDA FONDO SHOPS”—placement offered to both qualified investors and the public closed on December 6, 2004. The Fund was officially listed on December 9, 2004. The company “Tiglio II” contributed three properties which did not originate from and were not used by the Telecom Italia Group. A total of 42 properties were contributed to the Fund, all of which have a commercial use or can be converted to such use, with a market value of over €562 million. The offer also called for inflows of financial resources earmarked for the purchase of two entertainment centers which took place in December 2004. After these purchases, the Olinda Fund consisted of 44 properties with a market value of approximately €742 million. The value of the Fund is approximately €261 million.

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

•

in September 2005, Tiglio I and Tiglio II proceeded to distribute cash to the shareholders in the form of a reimbursement of capital (additional paid-in capital) for €29.7 million and €33.1 million to Telecom Italia S.p.A., respectively. Furthermore, Tiglio II, resolved to pay dividends and Telecom Italia S.p.A. is entitled to €11.4 million, of which €8.9 million has already been received and €2.5 million is still to be collected;

•

in 2006, Tiglio I e Tiglio II distributed cash to the shareholders in the form of a reimbursement of capital (additional paid-in capital) for a total amount of approximately €31 million. Tiglio I approved a distribution of €24 million—collected in full—of which €23 million was Telecom Italia’s share and €1 million was Telecom Italia Media’s share. Tiglio II approved a distribution to Telecom Italia of €7 million, also collected in full during 2006. Furthermore, Tiglio II approved the distribution of dividends to Telecom Italia for €2 million, collected in March 2006, and also made a payment of €3 million to Telecom Italia for its share of the distribution of dividends declared in 2005 which had not

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

yet been paid. Tiglio II, finally, approved the reduction in share capital and reimbursed the shareholders. Telecom Italia’s share amounts to an income of €4 million which was almost entirely collected in December 2006.

Magnum Project

In order to optimize the physical space occupied by network equipment and to gradually free part of the buildings used for such equipment, in 2005 the Board of Directors of Telecom Italia approved the sale of more than 1,300 properties for a total amount of about €1 billion. The first part of this project was completed in 2005 and involved 867 buildings. On March 1, 2006, June 1, 2006 and on November 17, 2006, Telecom Italia S.p.A. transferred, respectively, a second tranche consisting of 348 buildings, a third tranche consisting of 116 buildings and a fourth tranche consisting of 47 buildings to the subsidiary Olivetti Multiservices (“OMS”), and, at the same time, the relative lease contracts were signed.

Following two Framework Agreements in December 2005 (later amended on June 21, 2006) between Telecom Italia and OMS on one hand and Pirelli & C. Real Estate and other parties on the other, aimed at transferring the assets to closed-end real estate investment funds, (namely the “Raissa” and “Spazio Industriale” funds) the following transactions took place:

•

on March 29, 2006, OMS contributed a second group of 201 properties to the Raissa Fund (27 of which are under a simultaneous long-term finance leaseback) with a contribution value of €158 million and at the same time transferred the financial debt of €97 million assumed beforehand by OMS. The majority of the shares of the Raissa Fund that came from the properties contributed was sold to institutional investors headed by The Morgan Stanley Real Estate Funds. Pirelli RE has a 35% stake in the Raissa Fund under a joint venture with the same funds;

•

on March 30, 2006, OMS contributed a second group of 120 properties to the Spazio Industriale Fund with a contribution value of €71 million and at the same time transferred the financial debt of €60 million assumed beforehand by OMS. The majority of the shares of the Spazio Industriale Fund that came from the properties contributed was sold to institutional investors headed by Cypress Grove International Funds. Pirelli RE has a 35% stake in the Spazio Industriale Fund under a joint venture with the same funds;

•

on June 26, 2006, OMS contributed a third group of 54 properties to the Spazio Industriale Fund with a contribution value of €41 million and at the same time transferred the financial debt of €35 million assumed beforehand by OMS. The majority of the shares of the Spazio Industriale Fund that came from the properties contributed was sold to institutional investors headed by Cypress Grove International Funds;

•

on June 29, 2006, OMS contributed a third group of 57 properties to the Raissa Fund (13 of which are under a simultaneous long-term finance leaseback) with a contribution value of €47 million and at the same time transferred the financial debt of €29 million assumed beforehand by OMS. The majority of the shares of the Raissa Fund that came from the properties contributed was sold to institutional investors headed by The Morgan Stanley Real Estate Funds;

•

on December 14, 2006, OMS contributed a fourth group of 33 properties to the Raissa Fund (5 of which are under a simultaneous long-term finance leaseback) with a contribution value of €30 million and at the same time transferred the financial debt of €18 million assumed beforehand by OMS. The majority of the shares of the Raissa Fund that came from the properties contributed was sold to institutional investors headed by The Morgan Stanley Real Estate Funds;

•

on December 20, 2006, OMS contributed a fourth group of 7 properties to the Spazio Industriale Fund with a contribution value of €3 million and at the same time transferred the financial debt of €2 million assumed beforehand by OMS. The majority of the shares of the Spazio Industriale Fund that came from the properties contributed was sold to institutional investors headed by Cypress Grove International Funds.

Telecom Italia Group realized a gross consolidated gain of €135 million on the above-described transactions and a positive impact on the consolidated financial debt of the Group of €296 million before taxes.

With reference to the properties which came under the control of OMS following the transfer from Telecom Italia, OMS has 98 properties still to be monetized which are currently leased to the Company.

Item 4A. Unresolved Staff Comments

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Telecom Italia, see “Note 46—Reconciliation of IFRS as Adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements included elsewhere herein.

5.1    GENERAL FACTORS AFFECTING THE TELECOM ITALIA GROUP’S BUSINESS

5.1.1    THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

In 2006, based on external sources and internal estimates, the Italian telecommunications market grew by around 3%. As a whole, this market has shown:

•	a growing process of substitution between fixed and mobile components in the traditional voice segment;

•	broadband penetration as a strong key growth driver in both the fixed and mobile market;

•	an overall steady growth in consumption patterns.

Italy is one of the European countries with both the highest mobile penetration rate and highest absolute number of subscribers. Italy is also a leader among European countries in terms of availability and spread of third generation mobile services.

Broadband penetration in the fixed market reached around 37% on total fixed access with a strong growth of VoIP penetration. VoIP customers in the Italian market exceeded 1 million at the end of 2006.

Over the next three years, the market composed of telecommunication services, of ICT (Information Communication Technology) services and of Pay-TV is expected to continue to grow by approximately 4% annually (compound average growth rate (“CAGR”) 2006-2009) according to our estimates, with a stable “Core TLC” market and strong growth in new business areas (ICT and IPTV) enabled by innovative technologies and platforms.

The total Italian “Core TLC” retail market is expected to grow by approximately 1.6% annually (CAGR 2006-2009) according to our estimates.

In the short term (2007-2008) the Italian “Core TLC” market trends for revenues will be negatively influenced by regulatory actions (elimination of top-up fees—Bersani Decree (see: “Note 44-Events subsequent to December 31, 2006” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report), and international roaming costs reduction) principally in the mobile market.

As in recent years, the growth in demand for telecommunications carrier services is expected to be driven primarily by the development of broadband and fixed data services and by mobile telephone services.

In the Italian Wireline Retail market:

•

traditional voice services value as a whole is in the process of continuous reduction due to a slow decline of market access lines, fixed to mobile migration and partial cannibalization by alternative communication solutions (e-mail, messaging, chat) on traffic and to reduction in tariffs relating to mobile termination, partially compensated in the coming years by the introduction of flat double play and triple play bundle offers that will contribute to retaining customers in the fixed network;

•

the Internet segment will continue to grow driven by broadband development that enables dual and triple play services; there will be a strong development of Voice over IP and Value Added Internet related services;

•

the fixed data segment will complete the migration from traditional to broadband data transmission solutions and will be characterized by a slight decrease due to the renewed pressure on prices of Data transmission solutions to Top Clients compensated by the growth of ICT solutions.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

In the Italian Wireless Retail market:

•

the Italian Mobile Services market growth will be negatively influenced in the short term (2007-2008) by regulatory actions (elimination of top-up fees—Bersani Decree, and international roaming costs reduction). Apart from these regulatory actions, the Italian Mobile market trend will be driven by:

–

a decreasing contribution of voice revenues to market growth due to price pressure caused by the development of flat offers and mobile virtual operators. Generally, lines, volumes and usage will continue to grow driven by fixed to mobile substitution;

–

strong value added services growth (such as multimedia messages, browsing, contents and interactive services) driven by migration to UMTS and broadband, innovative handsets penetration and increasing bandwidth availability; web browsing will become a key driver of market development;

•	the handsets market is expected to grow slightly, but is now a substitution market from GSM/GPRS handsets to innovative UMTS/HSDPA/DVBH handsets.

Telecom Italia’s market (ICT and PayTV) is expected to grow due to:

•

increased broadband penetration and bandwidth availability that fosters the adoption, by a large number of business customers, of Internet-enabled ICT applications and services previously available only locally;

•

progressive network upgrade in terms of bandwidth availability and IPTV platforms evolution will foster the developments of IPTV offers that let Telco operators catch the opportunity to enter in the growing Pay-TV Italian market.

5.1.2    COMPETITION

We face domestic competition in all of our businesses. For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy” and “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.8 Competition”.

Item 5. Operating And Financial Review And Prospects	Significant Trends Impacting Our Core Businesses

5.2    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

As described above under “—5.1 General Factors Affecting the Telecom Italia Group’s Business,” management has identified the following key trends that have, and will continue to have, an impact in our two main business areas.

•	convergence of services, such as fixed and mobile voice bundled offers, dual mode access (UMA), integrated (fixed and mobile) access to messaging and content;

•	achievement of synergies from fixed/mobile integration; and

•

impact of Bersani law, self-regulation of International roaming charges and reduction of termination charges. For details see: “Note 44—Events subsequent to December 31, 2006”—“4.2.3 Domestic Mobile—General information on services in Italy”–“4.3 Regulation—Special Status of operators having significant market power”.

In addition, other key trends should continue to have a significant impact:

Wireline

•	Continuing defense of core traffic and access businesses with stabilization of traffic market share.

•	Strong development of new value added services (Voice VAS and Web Services) content and handsets contributing to a stabilization in revenues.

•	Strong growth of Italian broadband market with significant increase of the Wireline broadband access portfolio.

•	Strong growth of PayTV market and penetration of IPTV services.

•

Growth of ICT Market, and in particular of IT managed services to business customers, both “infrastructure based” services (development and management of activities related to IT systems, platforms and applications) and “people based” services (technical support, consulting and training activities more related to business processes than to specific IT systems). Ability of increased broadband penetration and bandwidth availability to effectively foster the adoption of internet-enabled IT applications by business customers, and relevant effort towards ICT portfolio enrichment and partnership development in order to increase Telecom Italia’s market share on the ICT market.

•	Consolidation of the European Broadband Project with growth of revenues and customer base in selected European countries.

Mobile

•	Continuing strong competition in the Italian market.

•	Stabilization/Growth of market share.

•	Significant growth in value added services driven by the introduction of new technologies/new handsets and by a higher customer demand.

•	Profitable growth in the Brazilian market.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.3    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS and which, as described in “Note 46—Reconciliation of IFRS as adopted by the EU to U.S. GAAP” of the Notes to the Consolidated Financial Statements included elsewhere herein, differ in certain material respects from U.S. GAAP. Our reported financial condition and results of operations as reported under IFRS and in our reconciled U.S. GAAP financial information are based on the application of the accounting methods which involve the use of assumptions and estimates that underlay the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenues from the activation of telephone services, as well as the related costs, are deferred over the expected duration of the relationship with the customer (mainly 8 years for retail customers and 3 years for wholesale customers). The estimate of the duration of the customer relationship is based on historical turnover analysis. Revision of such estimates may lead to differences in the amount and timing of the recognition of revenues and expenses.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Moreover, when customers recharge their prepaid cards they pay a fixed amount as Recharging income. The revenues from Recharging income and the relative costs (amounts paid to resellers, banks and other parties), with the latter not exceeding the Recharging income, are deferred over the period between two subsequent recharges (about one month).

Furthermore, we have multiple element arrangements mainly in fixed and mobile business segments.

As allowed by IAS 8 (Accounting Policies Changes in Accounting Estimates and Errors), paragraph 12, to account for multiple element arrangements we have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). The determination of fair values in the fixed and mobile business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.3.2    ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the ageing of our accounts receivable balances and our historical write-off experience with similar receivables, customer credit-worthiness and changes in our customer payment history when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we estimate.

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

5.3.4    ACQUISITION ACCOUNTING, GOODWILL AND PURCHASE PRICE ALLOCATION

We have entered into certain acquisitions and in the future may make further acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long term impact on the statement of income.

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

These could have a significant impact on both the level of total goodwill and ultimately on the statement of income.

5.3.5    ACCOUNTING FOR TRANSACTIONS ON INTERESTS IN GROUP COMPANIES

We have entered into certain acquisitions and sales of interests in Group companies, and in the future we may make further similar transactions.

With regard to such transactions, under IFRS, in the absence of a Standard or a specific Interpretation on the matter and referring to IAS 8 (Accounting policies, changes in accounting estimates and errors), we have applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled:    in the case of acquisitions, the Group pays the minority interests in cash or with new shares and, at the same time, eliminates the relative

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the assets and liabilities acquired. In the case of sales, the difference between the sales amount and the corresponding carrying amount on consolidation is recognized in the statement of income (Parent entity extension method);

•

transactions among companies under common control which result in a change in the percentage of ownership:    the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The minority interests which do not directly take part in the transaction are adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill and therefore without generating any impact on net income or total equity.

Under U.S. GAAP, such transactions are accounted for under the purchase method and, consequently, goodwill is calculated as the difference between the consideration paid and the proportionate share of the fair value of net assets acquired at the date of acquisition.

Therefore, we are required to perform a purchase price allocation and, consequently, as part of that allocation, all consideration shall be valued. When equity instruments are issued as part of the consideration, under U.S. GAAP we measure them by taking into account the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The treatment of purchase price allocation is also affected by the considerations expressed in the last three paragraphs under 5.3.4 Acquisition Accounting, Goodwill and Purchase Price Allocation above.

5.3.6    IMPAIRMENT OF ASSETS

The determination of impairments of tangible and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

Assets with a finite life.    For IFRS purposes, during the year, the Group assesses whether there are any indicators that tangible and intangible assets with a finite life may have been impaired. If such indicators exists, the Group estimates if the carrying amount of an asset, a group of assets or a cash-generating unit exceeds the recoverable amount. Both internal and external sources of information are used to determine if indicators of impairment exist. Internal sources considered include obsolescence or physical damage, any significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources considered include market value of the asset, negative changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and the comparison of the carrying amount of net assets of the Group to market capitalization.

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

If the carrying amount of a cash-generating unit (or group of units) exceeds the recoverable amount, an impairment loss is recognized in the statement of income. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and only then to the carrying amount of the other assets of the cash-generating unit in proportion to their carrying amount up to the recoverable amount of the assets.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management.

When the conditions which led to the recognition of an impairment loss on assets cease to exist or have been mitigated, the carrying amount of the asset other than goodwill, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized and such reversal is recognized as income immediately.

Under U.S. GAAP, in order to assess impairment of property, plant and equipment and amortizing intangible assets, we apply the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the preceding discussion, management has concluded that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices require a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Telecom Italia Group adjusts these estimates in future periods, operating results could be significantly affected.

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

5.3.7    FINANCIAL ASSETS

Financial assets include, in particular, investments mainly in telecommunications companies that are principally engaged in the mobile, fixed-line network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded, in accordance with IFRS, when an investment’s carrying amount exceeds the present value of its estimated future cash flows, and, in accordance with U.S. GAAP, when a decline in fair value is considered to be other than temporary. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involve judgments and relies heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as, the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

5.3.8    DERIVATIVES

Telecom Italia enters into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. Under IFRS, the changes in the fair value of instruments which do not qualify for hedge accounting, fair value hedges and ineffective portion of cash flow hedges are recognized in the statement of income in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is reported in Other Comprehensive Income. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The Group relies on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

5.3.9    EMPLOYEE SEVERANCE INDEMNITIES

Employee severance indemnities (or Trattamento di Fine Rapporto—TFR) are a form of post employment benefits and, both under IFRS and U.S. GAAP, are classified and accounted for as a defined benefit plan. The obligation for employee severance indemnities is determined in accordance with actuarial methods, which rely on assumptions including discount rates, services periods, future salary increases and life expectancies.

In the event that changes in assumptions are required, with respect to these assumptions the future amounts of the post employment benefit costs may be materially affected.

5.3.10    PROVISIONS AND CONTINGENT LIABILITIES

The Group exercises considerable judgment in determining our exposure to and recognizing provisions for contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

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

5.3.11    INCOME TAXES

The Group calculates income taxes in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the statement of income.

Item 5. Operating And Financial Review And Prospects	Adoption Of International Financial Reporting Standards

5.4    ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Telecom Italia applied IFRS adopted by the EU for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for Telecom Italia, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Telecom Italia, January 1, 2004) and throughout all periods presented in the first IFRS financial statements.

For the purposes of these Financial Statements there are no differences between IFRS issued by IASB and IFRS adopted by the EU.

The differences arising from the application of IFRS compared to Italian GAAP as well as the choices made by Telecom Italia among the accounting options provided by IFRS are described in “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements included in the 2005 Form 20-F of Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

5.5    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2006

5.5.1    REORGANIZATION OF BUSINESS

The Telecom Italia businesses at December 31, 2006 are organized on the basis of the following Business Units or Corporate Functions:

•	Operations, which is responsible for the management and development of fixed and mobile telecommunications and Internet services. Operations, for reporting purposes, is divided into:

–

Wireline, On a national level, the Wireline Business Unit operates as the consolidated market leader of wireline telephone and data services for final customers (retail) and other operators (wholesale). On an international level, Wireline develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean area and in South America) and also offers innovative broadband services in France, Germany and The Netherlands.

–	Domestic Mobile, which operates in the sector of domestic mobile telecommunications.

–	Brazil Mobile, which operates in the sector of mobile telecommunications in Brazil.

•	Business Units which are responsible for the development of the following businesses:

–	Media, which operates in the area of journalistic information, TV production, TV and web content offerings.

–

Olivetti, which operates in the Office Products Division in the sector of ink-jet products for the office, digital printing systems and the development and production of products associated with silicon technology (ink-jet print heads and MEMS), and also specialized applications for the banking field and commerce and information systems for gaming and lotteries. The reference market of the Business Unit is focused mainly in Europe and Asia.

For a complete description of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2006, 2005 and 2004, and consistent with the structure of each Business Unit at December 31, 2006.

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

In this Annual Report the only Non-GAAP Measures utilized relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations, represented by gross debt, by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	38,842	40,252
—Finance lease liabilities	1,847	1,894
—Other financial liabilities	114	—

	40,803	42,146

Current financial liabilities (Short-term debt), excluding financial liabilities relating to discontinued operations/assets held for sale
—Financial payables	5,374	9,572
—Finance lease liabilities	269	234
—Other financial liabilities	10	6

	5,653	9,812

Financial liabilities relating to discontinued operations/assets held for sale	—	143

TOTAL GROSS FINANCIAL DEBT (A)	46,456	52,101

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	12	8
—Financial receivables and other non-current financial assets	679	988

	691	996

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
—Securities	812	378
—Financial receivables and other current financial assets	433	509
—Cash and cash equivalents	7,219	10,323

	8,464	11,210

Financial assets relating to discontinued operations/assets held for sale	—	37

TOTAL FINANCIAL ASSETS (B)	9,155	12,243

NET FINANCIAL DEBT (A-B)	37,301	39,858

5.5.3    OVERVIEW OF 2006 RESULTS OF OPERATIONS

Regarding our core Italian domestic activities we achieved the following:

•

in Wireline, during 2006, our traffic packages and retention strategies limited revenue losses while our market share on traffic volumes remained stable: our market share on traffic volumes at December 31, 2006 was 71.9% compared with 72.3% at December 31, 2005. The Wireline Business Unit has implemented various strategies to limit the impact of increasing competition, with such strategies designed to retain customers and minimize the impact of tariff reductions;

•

in Domestic Mobile, total traffic volumes increased by 1.8% in terms of minutes and revenues increased by 1.3% in 2006 compared to 2005 (€10,210 million in 2006 against €10,076 million in 2005). The growth in revenue was mainly attributable to the increase in outgoing voice and the higher impact of VAS revenues and was achieved in spite of decline in incoming voice due to regulatory price termination cut.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

In both our core domestic and international markets our strategy remains to focus our investment on exploiting growth opportunities. In the domestic market our focus has been on value added services and internationally on markets which we consider to have the most potential for growth—mobile telecommunications in Brazil and broadband in selected European markets.

Innovative offering:

•

the Wireline Business Unit is focused on converting its customers from traditional to innovative technologies to enlarge IP services and applications. The Wireline Business Unit is expanding its penetration in the retail broadband market through ADSL connections offered to the consumer and SOHO (Small Office Home Office) markets with a number of different branded packages (e.g. Alice, Alice Business). The company continues to have significant success in Italy with approximately 6.8 million broadband accesses sold to the retail and the wholesale market at the end of 2006 (approximately 5.7 million at December 31, 2005);

•

Domestic Mobile revenues from VAS (€1,649 million in 2006) increased by 10.2% compared to 2005. Due to the continuing introduction of new services and the success of interactive VAS, the VAS business grew significantly with its revenues representing 17.5% of service revenues, compared to 16.0% in 2005.

International markets:

•

in September 2006, we expanded the activities of the “International Broadband” project in Europe by reaching a preliminary agreement for the acquisition of AOL Germany’s Internet access business from Time Warner. This transaction closed on February 28, 2007. Telecom Italia continued to organically expand its customer base, and as of December 31, 2006, there were approximately 1.9 million contracts for broadband access outside Italy (1.3 million as of December 31, 2005);

•

we continued to consolidate our role in Brazil during 2006. As of December 31, 2006 we had approximately 25.4 million total managed lines in our Brazilian subsidiaries and Tim Brasil consolidated its position as the second operator in the Brazilian mobile market with a 25.4% Market share, reducing the gap from first operator Vivo to less than 4 percentage points.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The following table sets forth statement of income in accordance with IFRS for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Statement of Income Data in accordance with IFRS:
Revenues	31,275	29,919	28,292
Other income	606	678	1,099

Total operating revenues and other income	31,881	30,597	29,391

Purchases of materials and external services	(14,191)	(12,937)	(11,812)
Personnel costs	(3,801)	(4,142)	(3,852)
Other operating expenses	(1,543)	(1,468)	(1,603)
Changes in inventories	8	(4)	27
Capitalized internal construction costs	496	471	713
Depreciation and amortization	(5,487)	(5,232)	(4,808)
Gains (losses) on disposals of non-current assets (1)	95	242	(9)
Impairment reversals (losses) on non-current assets	(21)	(28)	(444)

Operating income	7,437	7,499	7,603

Share of profits (losses) of associates and joint ventures accounted for using the equity method	51	23	(5)
Financial income	3,041	3,144	2,224
Financial expenses	(5,014)	(5,131)	(4,216)

Income from continuing operations before taxes	5,515	5,535	5,606
Income taxes	(2,519)	(2,395)	(2,654)

Net income from continuing operations	2,996	3,140	2,952
Net income (loss) from discontinued operations/assets held for sale	7	550	(118)

Net income for the year	3,003	3,690	2,834

Of which:
• Net income attributable to equity holders of the Parent	3,014	3,216	1,815
• Net income (loss) attributable to Minority Interests	(11)	474	1,019

(1)	Excludes capital gains/losses realized on disposals of investments classified as discontinued operations/assets held for sale and investments other than in subsidiaries.

5.5.4    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating income (loss), capital expenditures and number of employees by Business Units, for the periods indicated:

			Wireline (1)	Domestic Mobile	Brazil Mobile		Media		Olivetti		Other activities (1)(2)		Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(3)	2006 2005 2004	(4) (4)	17,795 17,834 17,508	10,210 10,076 9,923	3,964 2,900 1,800		207 180 168		440 452 590		1,563 1,321 1,289		(2,904 (2,844 (2,986	) ) )	31,275 29,919 28,292

Operating income (loss)	2006 2005 2004	(4) (4)	4,396 4,488 4,709	3,742 3,856 4,010	21 (190 (137	) )	(137 (130 (93	) ) )	(50 (38 17	) )	(582 (547 (692	) ) )	47 60 (211)		7,437 7,499 7,603

Capital expenditures	2006 2005 2004	(4) (4)	3,002 2,823 2,449	1,146 1,276 1,469	699 842 817		85 65 39		10 19 15		200 156 213		(28 (8 —	) )	5,114 5,173 5,002

Number of employees at year-end(5)	2006 2005 2004	(4) (4)	55,705 56,987 55,833	11,218 11,720 11,767	9,531 9,043 6,967		919 886 1,077		1,428 1,750 2,109		4,408 5,098 4,867		— — —		83,209 85,484 82,620

(1)

As a result of the new organizational structure of the Group approved on October 5, 2005 (the so-called “One Company Model”), the activities of the Innovation & Engineering Services business segment of Telecom Italia (ex-TILAB segment of Telecom Italia, previously included in Other activities) were transferred to the Wireline Business Unit; therefore, 2005 and 2004 results have been reclassified for purposes of comparison.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

(2)	Entel Bolivia group is included in Other Activities.

(3)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(4)	The data relating to 2005 and 2004 have been reclassified and presented consistent with the 2006 presentation.

(5)

The number of employees at year-end excludes employees relating to the consolidated companies considered as discontinued operations/assets held for sale, and includes personnel with temp work contracts.

The table below sets forth revenues, operating income (loss), net income (loss) from discontinued operations/assets held for sale, capital expenditures and number of employees of discontinued operations/ assets held for sale, for the periods indicated:

Discontinued operations/Assets held for sale
			Mobile (1)	Media (2)	Entel Chile group	IT Market		Sub-Total	Other, adjustments and eliminations (3)		Total
(millions of Euro, except number of employees)
Revenues	2006 2005 2004		121 734 1,177	— 126 127	— 238 925	— 289 706		121 1,387 2,935	(1 (53 (142	) ) )	120 1,334 2,793

Operating income (loss)(3)	2006 2005 2004		15 60 125	— 4 4	— 36 96	— (3 21)		15 97 246	(8 506 (202	) )	7 603 44

Net income (loss) from discontinued operations/ assets held for sale	2006 2005 2004		15 28 58	— 1 1	— 26 49	— (11 (7	) )	15 44 101	(8 506 (219	) )	7 550 (118)

Capital expenditures	2006 2005 2004		10 87 200	— 3 2	— 27 141	— 5 28		10 122 371	— — —		10 122 371

Number of employees at year-end	2006 2005 2004 adjusted 2004	(4)	— 863 2,961 841	— 184 195 —	— — 4,216 —	— — 4,030 4,030		— 1,047 11,402 4,871	— — — —		— 1,047 11,402 4,871

(1)	Includes: Tim Hellas (sold at the beginning of June 2005), Tim Perù (sold in August 2005) and Digitel Venezuela (sold in May 2006).

(2)	Includes the Gruppo Buffetti (sold in January 2006).

(3)	Adjustments and eliminations relating to the operating income include, among other things:

-

2006:    the gains on the sale of Digitel Venezuela (€22 million, net of the related incidental charges and provisions for risks and charges) and the provision related to Tim Hellas sold in 2005 (€30 million);

-

2005:    the gains on the sale of Tim Hellas (€410 million, net of the related incidental charges) and Tim Perù (€120 million, net of the related incidental charges), as well as other losses and incidental charges relating to the sale of the Entel Chile group and the Finsiel Group, for a total of €24 million;

-	2004: the adjustment of the estimated selling price of the Entel Chile group (a loss of €177 million) and the Finsiel group (a loss of €28 million).

(4)

The numbers of employees at December 31, 2006 and at December 31, 2005 are compared both with the adjusted number of employees at December 31, 2004 (which considers as discontinued operations / assets held for sale the same companies considered as such at December 31, 2006 and 2005, namely: the Finsiel Group, Digitel Venezuela, the Entel Chile group, Tim Hellas, Tim Perù and Gruppo Buffetti) and with the historical number of employees at December 31, 2004 (which considers as discontinued operations / assets held for sale the Finsiel Group and Digitel Venezuela).

5.5.5    YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

In 2006, consolidated net income attributable to equity holders of the Parent was €3,014 million (net income of €3,003 million before Minority Interests), compared to consolidated net income attributable to equity holders of the Parent of €3,216 million (net income of €3,690 million before Minority Interests) in 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The decrease of €202 million in 2006 was principally due to the following factors:

•	operating income decreased by €62 million;

•	share of profits of associates and joint ventures accounted for using the equity method increased by €28 million;

•

lower financial expenses, net of financial income of €14 million: the improvement in the financial management balance (€173 million) was partly offset by a lower result from investment management and the release in the year 2005 of provisions relating to Avea I.H.A.S. (for details see below “Financial Income and Expenses, net”);

•	higher income taxes of €124 million, due to the increase of the tax base and the provision for income taxes recorded by the Parent Company;

•	lower net income from discontinued operations/assets held for sale of €543 million. In 2005, this item included net gains from discontinued operations totaling €506 million;

•

lower net income attributable to Minority Interests (a decrease of €485 million), mainly in connection with the TIM merger transaction (tender offer and merger). During 2005, the total control over the mobile business was reached as a result of the tender offer in January and the merger in June.

The following table summarizes the main factors which affected the change in consolidated net income attributable to equity holders of the Parent in 2006:

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	REVENUES

Our consolidated revenues in 2006 were €31,275 million, an increase of €1,356 million, or 4.5% compared to €29,919 million in 2005.

The growth of revenues particularly reflects the following developments in the Business Units:

•

a decrease in revenues of the Wireline Business Unit. An increase in revenues due to the change in the scope of consolidation (mainly attributable to the Liberty Surf Group) and the constant growth of the domestic and European broadband market and wholesale services were more than offset by a decline in the traditional telephony market which was impacted by the reduction in fixed-mobile termination rates and the migration of voice traffic from the fixed to the mobile network;

•

a positive contribution by the Domestic Mobile Business Unit, particularly due to the expansion of value-added services, the positive trend of revenues from outgoing voice traffic and the growth of revenues from handset sales, offset in part by the negative impact of the new fixed-mobile and mobile-mobile termination rates that came into effect;

•

a significant contribution by the Brazil Mobile Business Unit, driven by the expansion of its customer base, growth in VAS and a positive foreign exchange rate effect. In July 2006, regulatory changes were introduced (abolition of the “Bill and Keep” rule) which generated a positive impact on revenues and a corresponding increase in interconnection costs;

•

an increase in the revenues of the Media Business Unit which showed a positive trend compared to the year 2005 due to national advertising which grew at a faster pace than the market and the contribution made by digital terrestrial Pay-per- View revenues;

•

a reduction in the revenues of the Olivetti Business Unit due to the decline in traditional Ink-jet and Gaming sales, which was partly compensated by the growth in specialized printers, new ink jet products and professionals office products;

•

an increase in Other activities and eliminations in connection with both lower eliminations on transactions between the Wireline and Domestic Mobile Business Units, mainly as a result of the reduction in termination rates and the migration of voice traffic from the fixed to the mobile network, and also the increase in revenues from Other activities.

Revenues from telecommunications services are shown gross of the portion due to third-party operators of €5,721 million compared with €4,829 million in 2005. Such increase (€892 million or 18.5%) takes into account the positive impact of the regulatory changes (abolition of the “Bill and Keep” rule) that were applied to the Brazilian market from July 2006.

Foreign revenues (based on customer geographical location) amounted to €7,969 million in 2006 (€6,165 million in 2005); 49.3% of the total came from Brazil (46.6% in 2005).

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Year ended December 31,
	2006			2005
	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Wireline	17,795	16,426	52.5%	17,834	16,356	54.7%
Domestic Mobile	10,210	9,939	31.8%	10,076	9,776	32.7%
Brazil Mobile	3,964	3,959	12.7%	2,900	2,895	9.7%
Media	207	197	0.6%	180	176	0.6%
Olivetti	440	385	1.2%	452	400	1.3%
Other Activities(3)	1,563	369	1.2%	1,321	316	1.0%

Total revenues	34,179	31,275	100.0%	32,763	29,919	100.0%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(3)

Other activities consist of the Central Functions (Group Functions and Service Units) and the foreign operations not included in other business units (the Entel Bolivia group). For further details on Other Activities please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”.

The table below sets forth, for the periods indicated, revenues by geographical area and the percentage of total consolidated revenues:

	Year ended December 31,
	2006		2005
Geographical area	(millions of Euro, except percentages)
Italy	23,306	74.5%	23,754	79.4%
Rest of Europe	2,946	9.4%	2,265	7.6%
Latin America	4,220	13.5%	3,147	10.5%
Other countries	803	2.6%	753	2.5%

Total consolidated revenues	31,275	100.0%	29,919	100.0%

❖	OTHER INCOME

Other income amounted to €606 million, a decrease of €72 million compared to €678 million in 2005.

The percentage of other income to revenues was 1.9% in 2006 compared to 2.3% in 2005.

Details are as follows:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Compensations for late payment of regulated telephone services	91	105
Release of provisions and other liabilities	179	228
Recovery of costs of personnel and services rendered	60	56
Capital grants and grants related to income	42	47
Damage compensations and penalties	52	35
Other income	182	207

Total	606	678

The decrease of €72 million in 2006 is mainly attributable to a reduction of €49 million in the release of provisions and other liabilities (which in 2005 included €37 million of the release of provisions for risks and charges relating to the Antitrust fine of €152 million imposed in 2004 for the alleged abuse of a dominant position in the market which, after appeals by the parties, was reduced to €115 million).

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Year ended December 31,
	2006		2005
	(millions of Euro, except percentages)
Purchases of materials and external services	14,191	45.4%	12,937	43.2%
Personnel costs	3,801	12.1%	4,142	13.9%
Other operating expenses	1,543	4.9%	1,468	4.9%
Changes in inventories	(8)	—	4	—
Capitalized internal construction costs	(496)	(1.6%)	(471)	(1.6%)
Depreciation and amortization	5,487	17.5%	5,232	17.5%
Gains/losses on disposals of non-current assets	(95)	(0.3%)	(242)	(0.8%)
Impairment reversals/losses on non-current assets	21	0.1%	28	0.1%

Total operating expenses	24,444	78.1	23,098	77.2%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Our operating expenses increased by €1,346 million in 2006 compared to 2005; such increase is detailed as follows:

•

Purchases of materials and external services increased by €1,254 million, or 9.7%, from €12,937 million in 2005 to €14,191 million in 2006. This increase is mainly due to the expansion of Broadband, higher interconnection costs as a result of the growth of traffic managed, as well as the increase in costs for the purchase of products and content.

Purchases of materials and external services included:

		Year ended December 31,
		2006	2005
		(millions of Euro)
Purchases of materials and merchandise for resale	(A)	2,578	2,506

Costs of services:
- Revenues due to other TLC operators		5,721	4,829
- Commissions, sales commissions and other selling expenses		1,511	1,263
- Advertising and promotion expenses		584	593
- Professional consulting and services		480	530
- Utilities		421	308
- Maintenance		350	339
- Outsourcing costs for other services		267	256
- Mailing and delivery expenses for telephone bills, directories and other materials to customers		106	90
- Other service expenses		1,130	1,119

	(B)	10,570	9,327

Lease and rental costs:
- Property lease rents		560	641
- TLC circuit lease rents and rents for use of satellite systems		271	274
- Other lease and rental costs		212	189

	(C)	1,043	1,104

Total purchases of materials and external services	(A+B+C)	14,191	12,937

The principal reasons for the increase in Purchases of materials and external services were the following:

•

purchases of materials and merchandise for resale increased by €72 million, from €2,506 million in 2005 to €2,578 million in 2006. This increase was mainly attributable to the increase in costs for the purchase of products and content. The percentage of purchases of materials and merchandise for resale to revenues was 8.2% (8.4% in 2005);

•

costs of services increased by €1,243 million, or 13.3% in 2006 from €9,327 million in 2005 to €10,570 million in 2006 (of which €892 million was attributable to an increase in revenues due to other TLC operators), mainly due to the expansion of Broadband and higher interconnection costs. The percentage of cost of services to revenues was 33.8% (31.2% in 2005);

•	lease and rental costs decreased by €61 million, from €1,104 million in 2005 to €1,043 million in 2006. The percentage of lease and rental costs to revenues was 3.3% (3.7% in 2005).

•

Personnel costs decreased by €341 million, or 8.2%, from €4,142 million in 2005 to €3,801 million in 2006. Such decrease was due mainly to the reduction in charges for termination benefit incentive plans, and, only to a lesser extent, to the reduction of personnel costs at payroll and temp work costs of €28 million, or 0.8%. In particular, personnel costs outside Italy increased by €83 million, or 27.3%, principally due to the increased average number of salaried staff (an increase of 2,094 units); the domestic component decreased by €424 million, or 11.0%, due to the reduction of the above termination benefit incentive plans and the reduced average number of salaried staff in 2006 (a decrease of 1,970 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Personnel costs are detailed as follows:

		Year ended December 31,
		2006	2005
		(millions of Euro)
Personnel costs at payroll:
- Wages and salaries		2,625	2,600
- Social security contributions		796	813
- Employee severance indemnities		146	168
- Other employee-related costs		71	88

	(A)	3,638	3,669

Temp work costs	(B)	55	52

Miscellaneous expenses for personnel and for other labor-related services rendered:
- Remuneration of personnel other than employees		18	18
- Charges for termination benefit incentive plans		76	394
- Other		14	9

	(C)	108	421

Total personnel costs	(A+B+C)	3,801	4,142

The Group’s average equivalent number of employees in 2006 was 79,993 units (excluding employees related to discontinued operations/assets held for sale and including personnel with temp work contracts) compared to 79,869 units in 2005. The breakdown by category is as follows:

	Year ended December 31,
	2006	2005
	(Units)
Executives	1,384	1,541
Middle management	5,065	4,744
White collars	70,748	70,375
Blue collars	417	722

Total employees at payroll	77,614	77,382
Personnel with temp work contracts	2,379	2,487

Total employees	79,993	79,869

•	Other operating expenses increased by €75 million (or 5.1%), from €1,468 million in 2005 to €1,543 million in 2006. Such operating expenses consist of the following:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Impairments and charges for bad debts	564	521
Provision for risks and charges	107	71
TLC operating fees	236	181
Taxes on revenues of South American companies	222	178
Duties and indirect taxes	156	141
Association fees and dues	16	19
Other expenses	242	357

Total other operating expenses	1,543	1,468

The increase in Other operating expenses was mainly due to the increases in impairments and charges for bad debts (€43 million), provision for risks and charges (€36 million), TLC operating fees (€55 million), taxes on revenues of South American companies (€44 million) and duties and indirect taxes (€15 million), partially offset by decreases in association fees and dues (€3 million) and other expenses (€115 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

•

Capitalized internal construction costs include sales of equipment, installations and services at market prices by Group companies to other Group companies. These costs increased by €25 million (or 5.3%), from €471 million in 2005 to €496 million in 2006, and consist of the following:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Capitalized internal construction costs on:
– Intangible assets with a finite life	318	287
– Property, plant and equipment owned	178	184

Total capitalized internal construction costs	496	471

•

Depreciation and amortization increased by €255 million (or 4.9%), from €5,232 million in 2005 to €5,487 million in 2006. The percentage of depreciation and amortization to revenue was 17.5% in 2006 and 2005.

Depreciation and amortization are detailed as follows:

		Year ended December 31,
		2006	2005
		(millions of Euro)
Amortization of Intangible assets with a finite life:
– Industrial patents and intellectual property rights		1,760	1,414
– Concessions, licenses, trademarks and similar rights		310	253
– Other intangible assets		110	17

	(A)	2,180	1,684

Depreciation of tangible assets owned:
– Civil and industrial buildings		48	103
– Plant and equipment		2,644	2,910
– Manufacturing and distribution equipments		33	31
– Aircrafts and ships		7	9
– Other assets		446	363

	(B)	3,178	3,416

Depreciation of tangible assets held under finance lease:
– Civil and industrial buildings		99	93
– Plant and equipment		1	1
– Aircrafts and ships		4	4
– Other assets		25	34

	(C)	129	132

Total depreciation and amortization	(A+B+C)	5,487	5,232

Amortization of intangible assets with a finite life increased by €496 million in 2006 partly due to higher capital expenditures for the development of systems and new services, as well as the strengthening in 2006 compared to 2005 of the average exchange rate of the Brazilian Real against the euro in the Mobile Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Depreciation of tangible assets (owned and held in leasing) decreased by €241 million. In particular, the decrease was due to the effects of the revision in 2006 of the depreciation rates for assets relating the fixed and mobile network (a reduction of €319 million) which was partially offset by increases due to higher capital expenditures for the development of infrastructures for the network and as support to the business as well as foreign exchange rate effects of the Brazilian companies in the Mobile Business Unit.

•

Gains/losses on disposals of non-current assets changed from a net gain of €242 million in 2005 to a net gain of €95 million in 2006 (a reduction in net gain of €147 million). In particular, in 2006, such item included:

•

gains of €135 million, net of incidental expenses, relating to additional real estate property sales made by the Group in 2006 to the closed-end Raissa and Spazio Industriale Funds as part of the property sales program approved by the Board of Directors’ meeting held on December 21, 2005. In 2005 the gain arising from the realization of the first part of the program was €264 million;

•	the gain of €27 million on the sale of the entire real estate investment held in Ruf Gestion;

•	the loss of €33 million on the sale of the entire investment in Telecom Italia Learning Services;

•	the loss of €9 million on the sale of the “Radiomaritime Activities” business; and

•	the loss of €25 million as net balance between gains and losses on the sale of other non-current assets.

•

Impairment losses on non-current assets decreased by €7 million, or 25.0%, from a loss of €28 million in 2005 to a loss of €21 million in 2006 mainly attributable to non current assets of the Latin American Nautilus group.

❖	OPERATING INCOME

Operating income decreased by €62 million, or 0.8%, from €7,499 million in 2005 to €7,437 million in 2006. As a percentage of revenues, operating income was 23.8% in 2006 (25.1% in 2005).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method recorded profits of €51 million (profits of €23 million in 2005), an increase of €28 million compared with 2005.

Share of profits (losses) of associates and joint ventures accounted for using the equity method includes:

	Year ended December 31,
	2006	2005
	(millions of Euro)
ETECSA.	47	45
Sofora Telecomunicaciones S.A.	3	16
Solpart Participações S.A.	1	94
Avea I.H.A.S.	—	(122)
Other investments	—	(10)

Total share of profits (losses) of associates and joint ventures accounted for using the equity method	51	23

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”, and “Note 8—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	FINANCIAL INCOME AND EXPENSES, NET

Total financial income and expenses showed a net expense balance of €1,973 million (a net expense balance of €1,987 million in 2005), representing an improvement of €14 million compared to 2005.

The percentage of net financial expense to revenues was 6.3% compared with 6.6% in 2005.

Net financial income and expenses are detailed as follows:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Financial management balance(*)	(2,332)	(2,505)
Investment management and Avea provisions released to income	359	518

Total financial income and expenses, net	(1,973)	(1,987)

(*)	It refers mainly to net interest expenses and other borrowing costs, foreign exchange gains and losses, and income and expenses from hedging and non-hedging derivatives.

Net financial expense in 2006 decreased by €14 million due to the following factors:

•

the improvement in the financial management balance of €173 million mainly as a result of the reduction in net average debt exposure during 2006 compared to 2005 which more than compensated for the negative impact arising from the increase of interest rates on the floating rate portion of debt;

•	a decrease of €159 million due to investment management and to the release in the year 2005 of provisions relating to Avea I.H.A.S..

In 2006 the investment management balance and AVEA provisions released to income totaling €359 million comprised:

•	the gain on the sale of Avea I.H.A.S (€72 million) in the third quarter of 2006 and, at the same time, the release to income of the remaining provisions for sureties provided to banks (€121 million);

•	the gain on the sale of the entire 4.99% stake held in Neuf Télécom (€148 million);

•	other income relating to investment management (€18 million).

In 2005, the investment management balance and AVEA provisions released to income totaling €518 million comprised:

•

the release to income of a portion of the provisions set aside for sureties provided to banks which had financed Avea I.H.A.S. since there was no longer a risk owing to the cancellation of a part of the guarantees (€423 million);

•	gains connected with the sales of C-Mobil (€61 million), the investment in Intelsat (€2 million) and Golden Lines (€5 million).

For further details about financial income and expenses, net please see “Note 36—Financial income” and “Note 37—Financial expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME FROM CONTINUING OPERATIONS BEFORE TAXES

Income from continuing operations before taxes decreased by €20 million (from €5,535 million in 2005 to €5,515 million in 2006).

As a percentage of revenues, income from continuing operations before taxes was 17.6% in 2006 (18.5% in 2005).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	INCOME TAXES

Income taxes for the year increased by €124 million, or 5.2%, from €2,395 million in 2005 to €2,519 million in 2006. Such change was mainly due to the increase in taxable income as well as to the provision for income taxes recorded by the Parent Company Telecom Italia.

For further details about income taxes, please see “Note 38—Income taxes” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The percentage of income taxes to revenues was 8.1% in 2006 compared to 8.0% in 2005.

❖	NET INCOME FROM CONTINUING OPERATIONS

Net income from continuing operations decreased by €144 million, or 4.6%, from €3,140 million in 2005 to €2,996 million in 2006. This decrease was due to the small decline in income from continuing operations before taxes and the higher level of taxes in 2006 compared to 2005.

As a percentage of revenues, net income from continuing operations was 9.6% in 2006 (10.5% in 2005).

❖	NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Net income from discontinued operations/assets held for sale decreased by €543 million, from €550 million in 2005 to €7 million in 2006 and included:

•	€31 million relating to the gain, net of incidental expenses, arising from the sale of Digitel Venezuela in May 2006;

•	€9 million for a provision for risks and charges recorded in connection with the sale of Digitel Venezuela;

•	€15 million for the positive contribution to net income by the same Digitel Venezuela for the first four months of 2006;

•	€30 million for a provision recorded in connection with the sale of Tim Hellas carried out in 2005.

In 2005 we had more significant asset sales which resulted in the high level of net income in that year which included the gains, net of incidental expenses, on the sales of Tim Hellas (€410 million) and Tim Perù (€120 million), losses and incidental charges on the sales of the Finsiel group, the Entel Chile group and Gruppo Buffetti (€24 million) and the net income of companies classified as discontinued operations/assets held for sale (€44 million).

❖	NET INCOME FOR THE YEAR

Net income for the year in 2006 decreased by €687 million, or 18.6%, from €3,690 million in 2005 to €3,003 million in 2006.

As a percentage of revenues, net income for the year was 9.6% in 2006 (12.3% in 2005).

In particular:

•	net income attributable to equity holders of the Parent in 2006 was €3,014 million compared with €3,216 million in 2005, showing a decrease of €202 million;

•

net income (loss) attributable to Minority Interest in 2006 was a €11 million loss compared with €474 million of income in 2005, a decline of €485 million mainly due to the TIM merger transaction (tender offer and merger). During 2005, Telecom Italia S.p.A. acquired full control over the mobile business through a tender offer in January 2005 and the merger in June 2005 with the consequent effect of eliminating Minority Interests attributable to TIM.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

5.5.6    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2006 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2005.

❖	OPERATIONS

On October 5, 2005, the Board of Directors of Telecom Italia adopted the “One Company Model” organizational structure by converging the two previous Wireline and Mobile Business Units into one single unit (Operations).

For purposes of accounting presentation, Wireline continues to be shown separately and starting from 2006, Mobile activities have been divided into Domestic Mobile and Brazil Mobile.

In order to present an overall picture of Operations, the following table shows the key results for the year ended December 31, 2006, compared to the corresponding items of the year ended December 31, 2005, reclassified for purposes of comparison.

	Year ended December 31,
Operations	2006	2005
	(millions of Euro, except percentages and employees)
Gross revenues	30,388	29,096

Operating income	8,148	8,144

% of gross revenues	26.8	28.0

Number of employees at year-end	76,457	77,754

A commentary on the operating and financial performance and the principal activities carried out during 2006 by Operations (Wireline, Domestic Mobile and Brazil Mobile) follows herewith.

❖	WIRELINE

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
Wireline	2006	2005(1)
	(millions of Euro, except percentages and employees)
Gross revenues	17,795	17,834

Operating income	4,396	4,488

% of gross revenues	24.7	25.2

Number of employees at year-end	55,705	56,987

(1)

As a result of the new organizational structure of the Group approved on October 5, 2005 (the so-called “One Company Model”), the activities of the Innovation & Engineering Services business segment of Telecom Italia (ex-TILAB segment of Telecom Italia, previously included in Other activities) were transferred to the Wireline Business Unit; therefore 2005 results have been reclassified for purposes of comparison.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The following table sets forth, for the periods indicated, certain statistical data for Wireline.

	As of and for the year ended December 31,
	2006	2005
Subscriptions and customers:
Fixed network connections in Italy (thousands)(1)	23,698	25,049
Physical accesses (Consumer + Business) (thousands)	20,540	21,725
Voice pricing plans (thousands)(2)	6,468	6,321
Broadband Accesses (thousands)(3):	8,660	7,020
• Domestic (thousands)	6,770	5,707
• European, other than domestic (thousands)	1,890	1,313
Alice page views (ex-Virgilio)—(millions)	13,283	9,842
Alice (ex-Virgilio) average monthly single visitors—(millions)	19.1	15.7
Network infrastructure in Italy:
• Access network in copper (millions of km-pair)	105.7	105.2
• Access network and transport in optical fibers (millions of km of optical fibers)	3.7	3.7
Network infrastructure outside Italy:
• European backbone (km of optical fibers)	51,000	51,000
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billions of minutes)	173.8	185.1
of which:
• Domestic	160.1	171.3
• International	13.7	13.8

(1)	Data exclude internal lines.

(2)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(3)	Number of contracts.

Gross Revenues decreased by €39 million, or 0.2%, from €17,834 million in 2005 to €17,795 million in 2006.

Gross revenues were significantly affected by the reduction in the fixed-mobile termination rates (a decrease in gross revenues of €152 million), which took place starting from the second half of 2005, the acceleration of the migration of voice traffic from the fixed to the mobile network, as well as adjustments for amounts on premium services for traffic not recognized by customers (€43 million). This traffic was identified, by the customers themselves, as the result of the fraudulent conduct of third parties. These decreases were partly offset by the strong growth of the European and domestic broadband market.

Wireline tracks revenues in the following business areas: Retail Telephone, Retail Internet, Data Business, Wholesale and European Broadband Project.

•

Retail Telephone.    Retail Telephone services consist mainly of services offered using traditional technology (PSTN and ISDN) as well as innovative technology (VoIP). Retail telephone services include: access to the network, traffic (in terms of minutes of retail traffic and tariff packages), equipment rental and assurance and value added services for voice. Retail Telephone revenues consist mainly of traffic revenues, fee revenues and sales revenues. In particular, traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance; sales revenues are related to sales of equipment (telephones).

Revenues from Retail Telephone were €9,308 million in 2006, a decrease of €787 million, or 7.8% from €10,095 million in 2005. This business area was marked by a decrease in traffic as a result of the migration from fixed line to mobile traffic, reduced revenues due to changes in the regulatory framework (reduced charges associated with fixed-mobile termination and the 12XY subscriber information services) and pressure from competitors over prices in the Top Customer segment.

•	Retail Internet. Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Revenues from Retail Internet were €1,511 million in 2006, an increase of €74 million, or 5.2% from €1,437 million in 2005, principally due to the growth in broadband revenues (an increase of €127 million, 11.5% compared to 2005). Wireline’s portfolio of broadband retail customers in Italy at December 31, 2006 totaled approximately 5.6 million accesses (an increase of 17.1% compared to December 31, 2005).

In 2006, certain revenues relating to some offerings to business customers were reclassified from Data Business revenues to Retail Internet revenues; as a result of this, in 2005 such revenues were consistently reclassified with an increase in Retail Internet revenues of €240 million (from €1,197 million to €1,437 million) and a decrease for the same amount in Data Business revenues (from €2,107 million to €1,867 million).

•

Data Business.    Data Business consist primarily of data transmission and network services for business customers and leased lines (trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points). This kind of connection can be used to handle high volume voice, data or video transmission.

Revenues from Data Business were €1,743 million in 2006, a decrease of €124 million, or 6.6% compared to €1,867 million in 2005. This reduction, due to stronger competition in the Corporate client market and to the pricing review of certain contracts with public authorities, is particularly evident in leased lines services (a decrease of €58 million) and traditional Data Transmission using data packet technology (a decrease of €58 million). ICT services, however, recorded a positive performance, continuing its growth trend (an increase of €52 million, or 9.5% compared to 2005).

•

Wholesale.    Wholesale consists of domestic and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits); broadband access (ADSL and XDSL access), and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from Wholesale were €3,989 million in 2006, an increase of €463 million, or 13.1% compared to 2005 (€3,526 million in 2005).

Revenues from Domestic Wholesale services were €2,131 million in 2006, an increase of €180 million, or 9.2% compared to 2005 (€1,951 million in 2005); revenues from International Wholesale services were €1,858 million in 2006, an increase of €283 million, or 18.0% compared to 2005 (€1,575 million in 2005).

•

European Broadband Project.    Revenues from the European Broadband Project (France, Germany and The Netherlands), were €915 million in 2006 (an increase of €350 million compared to 2005). Wireline’s overall portfolio of European broadband customers at December 31, 2006 was 1,890,000 (an increase of 577,000 units, or 43.9% compared to 2005), while total customers were 2.15 million.

In detail, the following table sets forth, for the periods indicated, certain financial and other data for the European Broadband Project.

	Year ended December 31,
European Broadband Project	2006	2005
	(millions of Euro, except percentages and employees)
Gross revenues	915	565

Operating loss	(125)	(117)

% of gross revenues	(13.7)	(20.7)

Number of employees at year-end	3,066	2,494

The contribution of the Wireline Business Unit to our consolidated revenues amounted to €16,426 million in 2006 and €16,356 million in 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Operating income decreased by €92 million, or 2.0%, from €4,488 million in 2005 to €4,396 million in 2006 and was highly affected by the variation in the revenue mix and by the added push given to sales to support new business initiatives as a result of competitive pressure in Italy.

With regard to changes in costs, the following is noted:

•

purchases of materials and external services were €7,692 million in 2006, an increase of 3.6% compared to 2005. The growth of €266 million is principally due to the costs associated with investment in the development of broadband in Europe (€246 million);

•

personnel costs were €2,635 million in 2006, a decrease of €192 million, or 6.8% compared to 2005. The decrease was largely due to the reduction in employees as well as lower restructuring costs (a decrease of € 160 million);

•

other operating expenses were €639 million in 2006, an increase of €79 million compared to 2005. This increase is due in part to the inclusion in 2006 of an accrual set aside for the arbitration proceedings initiated by Fastweb with regard to the execution of the contract for “Local Loop Unbundling” (€61 million).

In 2006 Telecom Italia performed a review of the estimated useful life of its tangible assets in order to bring them into line with the technological and market developments of the last few years and also with the convergence of fixed—mobile telecommunications. This review resulted in an increase in operating income for the Wireline Business Unit as depreciation charges were lowered by €219 million. This positive effect was largely offset by an increase in the amortization charge for intangible assets, mainly software.

Operating margin decreased to 24.7% in 2006 compared to 25.2% in 2005.

❖	DOMESTIC MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Mobile Business Unit.

The 2006 data refers to Tim Italia S.p.A. through the date of the merger of Tim Italia S.p.A. into Telecom Italia S.p.A. (March 1, 2006), and to Telecom Italia S.p.A.’s domestic mobile segment for the period March—December 2006. The 2005 data refers to TIM S.p.A. (the Company’s former subsidiary through which the domestic mobile operations were conducted), through the date of the demerger of the mobile operations to Tim Italia S.p.A. (March 1, 2005), and to Tim Italia S.p.A. in the period March—December 2005.

	Year ended December 31,
Domestic Mobile	2006	2005
	(millions of Euro, except percentage and employees)
Gross revenues	10,210	10,076

Operating income	3,742	3,856

% of gross revenues	36.7	38.3

Number of employees at year-end	11,218	11,720

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The following table sets forth, for the periods indicated, certain Domestic Mobile statistical data.

	Year ended December 31,
	2006	2005
Mobile telephone lines in Italy at year-end (thousands)(1)	32,450	28,576
GSM subscriber lines (thousands)	4,370	3,186
Prepaid GSM/UMTS lines (thousands)	28,080	25,296
Customer growth(%)	13.6	8.8
Churn rate(2)	16.4	16.9
Average monthly revenues per line (€)(3)	25.6	29.3
Total Mobile outgoing traffic per month (millions of minutes)	2,443	2,314
Total Mobile incoming and outgoing traffic per month (millions of minutes)	3,730	3,550

(1)	Includes Prepaid Customers and excludes the “inactive” lines. Also includes 25,000 TACS subscriber lines as of December 31, 2005, while TACS prepaid lines were 69,000 as of December 31, 2005.

(2)

The figures refer to the total number of lines. The churn rate for a given period represents the number of mobile customers who ceased to be customers during the period (by choice or due to unpaid bills) expressed as a percentage of the average number calculated on the basis of the annual numbers of customers during the period.

(3)	Includes total revenues from fees, traffic (domestic and not) and VAS, excluding revenues from the sale of products.

Gross revenues increased by €134 million, or 1.3%, from €10,076 million in 2005 to €10,210 million in 2006. Gross revenues were negatively impacted by the new termination price list which came into force (the price paid by fixed line operators when calls terminate on the mobile network) which reduced revenues by €372 million. Excluding such impact, gross revenues would have increased by 5% in 2006 compared to 2005.

The increase in 2006 revenues was principally due to the strong increase in VAS revenues to €1,649 million in 2006 (an increase of €152 million, or 10.2% compared to 2005) due to the continuing innovation of services and the portfolio of offerings on interactive services: revenues from interactive services increased by €103 million, or 20.2% compared to 2005. The percentage of VAS revenues to gross revenues was 16.2% in 2006 (14.9% in 2005) and the percentage of VAS revenues to services revenues was 17.5% in 2006 (16.0% in 2005).

Revenues from voice services (€7,292 million in 2006) were impacted by an increase in outgoing traffic (an increase of €141 million, or 2.6%), which was more than offset by the decrease in incoming traffic (a decrease of €288 million, or 14.2%) and by the reduction in termination charges (a decrease of €372 million). Excluding the negative impact, due to the reduction in termination charges, revenues from voice services would have increased by €83 million, or 4.1%.

Revenues from equipment sales were €812 million in 2006, an increase of €106 million, or 15.0% compared to 2005. In 2006, 7.4 million handsets were sold (an increase of 1.6 million compared to 2005), of which 2.5 million related to UMTS handsets.

The contribution of the Domestic Mobile to our consolidated revenues was €9,939 million in 2006 and €9,776 million in 2005.

Operating income decreased by €114 million, or 3.0%, from €3,856 million in 2005 to €3,742 million in 2006. Such decrease was mainly due to increased costs (including higher levels of amortization of intangibles), as described below:

•

purchases of materials and external services of €4,837 million in 2006, an increase of 6.8% compared to 2005 (€4,529 million). This increase (€308 million) is principally due to higher interconnection costs (€129 million, mainly as a result of greater off-net traffic volumes), higher purchase costs for products and content (€189 million) and electrical power used on industrial installations (€30 million, principally attributable to price increases);

•

personnel costs were €469 million in 2006 a decrease of €79 million, or 14.4%, compared to 2005 (€548 million). This decrease was principally due to lower average number of employees, as well as restructuring costs (a decrease of €14 million); and

•	other operating expenses were €147 million in 2006, an increase of €16 million, or 12.2% compared to 2005 (€131 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

In 2006 Telecom Italia performed a review of the estimated useful life of its tangible assets in order to bring them into line with the technological and market developments of the last few years and also with the convergence of fixed—mobile telecommunications. The impact on the Domestic Mobile Business Unit of such review was to lower depreciation charges for tangible assets by €100 million. This positive effect was offset by an increase in the amortization charge for intangible assets, mainly referring to software.

In 2006, following the introduction of new contracts which bind the customer to the Telecom Italia Group for 24 months, or a penalty is applied, the Group capitalized subscriber acquisition costs in intangible assets and recognizes them in the statement of income over the period of the underlying contract. The capitalization of subscriber acquisition costs in 2006 resulted in higher amortization charges of €34 million compared to 2005.

Operating margin decreased from 38.3% in 2005 to 36.7% in 2006.

❖	BRAZIL MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Mobile Business Unit.

	Year ended December 31,
Brazil Mobile	2006	2005
	(millions of Euro, except percentage and employees)
Gross revenues	3,964	2,900

Operating income (loss)	21	(190)

% of gross revenues	0.5	(6.5)

Number of employees at year-end	9,531	9,043

Gross revenues were €3,964 million in 2006 compared to €2,900 million in 2005, an increase of €1,064 million, or 36.7%. The increase was due to the growth in the customer base (25.4 million mobile lines at December 31, 2006 compared with 20.2 million mobile lines at December 31, 2005), as well as the contribution made by value-added services (which rose from 5.7% of revenues in 2005 to 6.9% in 2006).

In July 2006, Anatel (the Brazilian regulatory agency) eliminated the “Bill and Keep” regulation under which mobile operators, until that date, had not received or paid interconnection charges on the minutes of local mobile-mobile traffic when the balance between the incoming and outgoing minutes exchanged with a operator fell within a 45%-55% range. This change had a positive impact on revenues in 2006 of €262 million and a similar increase in interconnection charges.

The contribution of the Brazil Mobile Business Unit to our consolidated revenues amounted to €3,959 million in 2006 and €2,895 million in 2005.

Operating income in 2006 was €21 million compared to an operating loss of €190 million in 2005, an improvement of €211 million. The improvement in 2006 was due to the above mentioned increase in gross revenues, although such increase was offset in large part by higher costs. The increased costs were attributable to the following reasons:

•

purchases of materials and external services were €2,210 million in 2006, an increase of 22.5% compared to 2005 (€1,804 million), mainly due to the aforementioned increase in interconnection charges. Such purchases as a percentage of gross revenues were 55.8% (62.2% in 2005);

•

personnel costs were €209 million in 2006 and increased by 31.4% compared to 2005 (€159 million) due to the increase in the number of personnel. Personnel costs as a percentage of gross revenues were 5.3% (5.5% in 2005);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

•

other operating expenses were €642 million in 2006 and increased by 26.1% compared to 2005 (€509 million). They include sundry expenses (€466 million in 2006 compared to €378 million in 2005), principally made up of indirect taxes and duties, TLC operating fees, writedowns and bad debts expense (€164 million in 2006 compared to €117 million in 2005) and other items (€11 million in 2006 compared to €15 million in 2005);

•

depreciation and amortization were €929 million in 2006 and increased by 44.0% compared to 2005 (€645 million) as a consequence of higher investments in network infrastructure and information systems. Effective January 1, 2006, subscriber acquisition costs (referring to subsidies for the purchase of handsets when there are contracts binding the customer to the company for a period of at least 12 months, otherwise a penalty is applied in the event of the early cancellation of the contract) are capitalized and amortized in relation to the revenues and on the basis of the period of the contract. In 2006, such capitalization resulted in higher amortization of €58 million.

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
Media	2006	2005
	(millions of Euro, except percentage and employees)
Gross revenues	207	180

Operating loss	(137)	(130)

% of gross revenues	(66.2)	(72.2)

Number of employees at year-end	919	886

Gross revenues increased by €27 million, or 15.0%, from €180 million in 2005 to €207 million in 2006. The increase in gross revenues was due to the contribution of domestic advertising sales, which outpaced the flat sales of the Italian advertising market’s television sector during 2006, and the growth in digital terrestrial revenues.

In particular:

•	revenues in 2006 of the Free to Air analog and satellite business area were €168 million, an increase of 3.6% compared to 2005;

•	revenues from Digital Terrestrial Television were €32 million, compared to €10 million in 2005;

•	revenues from the News area were €9 million, an increase of 38.8% compared to 2005.

The contribution of the Media Business Unit to our consolidated revenues amounted to €197 million in 2006 and €176 million in 2005.

Operating loss increased by €7 million (a loss of €130 million in 2005 compared to a loss of €137 million in 2006), mainly due to an increase in depreciation and amortization charges (€18 million) in the Television area as a result of investments made during 2005 following the acquisition of a new nationally-televised network, as well as the acquisitions made in 2006 of new frequencies for Digital Terrestrial TV.

2006 operating loss (excluding depreciation and amortization) improved in analog and satellite Free to Air broadcasting, driven by the growth of national advertising (an increase of 10.8%). The improvement was also a reflection of La7’s actions to concentrate its resources on adding more programs to its schedule with a higher audience/advertising return and MTV’s actions of developing new multichannel/multiplatform strategies. Digital terrestrial TV, notwithstanding an improvement in pay-per-view margins, still loss-making, reported higher operating costs associated with the start-up of the new “free” channels (e.g. La7 Sport and Flux) in relation to which advertising revenues remained negligible.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
Olivetti	2006	2005
	(millions of Euro, except percentage and employees)
Gross revenues	440	452

Operating loss	(50)	(38)

% of gross revenues	(11.4)	(8.4)

Number of employees at year-end	1,428	1,750

Gross revenues decreased by €12 million, or 2.7% from €452 million in 2005 to €440 million in 2006. Excluding the effects of change in the scope of consolidation, exchange rates and the sale of intellectual properties, the decrease in gross revenues would have been €5 million (-1.1%). The decrease is mainly due to a decrease in revenues related to products for Gaming and traditional Ink-jet products, which were only partly offset by higher revenues of specialized printers, new Ink-jet products (multifunctional color printers and portable photo printers launched on the market during the last months of 2005) and professional Office products.

The contribution of the Olivetti Business Unit to our consolidated revenues was €385 million in 2006 and €400 million in 2005.

Operating loss increased by €12 million, or 31.6% from €38 million in 2005 compared to €50 million in 2006 principally due to the decrease in revenues.

5.5.7    YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

In 2005, our consolidated net income attributable to equity holders of the Parent was €3,216 million (net income of €3,690 million before Minority Interests), compared to consolidated net income attributable to equity holders of the Parent of €1,815 million (net income of €2,834 million before Minority Interests) in 2004.

The increase of €1,401 million in 2005 was principally due to the following factors:

•	a higher share of profits in associates accounted for using the equity method, of €28 million;

•

lower financial expenses, net of financial income, of €5 million. In particular, in 2005, financial income included the release to the statement of income of a portion of provisions recorded in 2002 for the guarantees provided by the Group to banks which had financed AVEA I.H.A.S., our interest in mobile operations in Turkey, since the risk had ceased with respect to the cancellation of the same guarantees (€423 million), partially offset by higher financial expenses due to the increase in indebtedness connected with the tender offer for TIM shares and lower capital gains from the management of investments (€418 million);

•	lower income taxes of €259 million;

•

an increase in net income from discontinued operations / assets held for sale of €668 million. In 2005 net income from discontinued operations/assets held for sale amounted to €550 million compared to a net loss of €118 million in 2004. 2005 included €410 million relating to the net gain realized on the sale of the entire investment held in Tim Hellas and €120 million relating to the net gain realized on the sale of the entire investment held in Tim Perù; and

•

lower net income attributable to Minority Interests of €545 million (€474 million in 2005 compared to €1,019 million in 2004), mainly arising from the integration of TIM (tender offer and merger), which led to full control over the Domestic Mobile business.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

These factors which increased net income were offset in part by a decrease in operating income of €104 million.

The following table summarizes the main factors which affected the change in consolidated net income attributable to equity holders of the Parent in 2005:

❖	ReVENUES

Our consolidated revenues in 2005 were €29,919 million, an increase of €1,627 million or 5.8% compared to €28,292 million in 2004.

The increase in revenues was principally due to:

•

a significant contribution to revenue by the Brazil Mobile Business Unit (chiefly attributable to the activities of the Tim Brasil group and to the positive foreign exchange effect) and the Domestic Mobile Business Unit (due to the increased level of value-added services and the sale of 3G handsets);

•

an increase in revenues of the Wireline Business Unit due mainly to the expansion of the broadband market, enhanced offerings for wholesale services and the growth of innovative services, particularly Web services, offset by a decline in the traditional telephony market;

•	an increase in revenue of the Media Business Unit which benefited from the growth in advertising and start-up activities relating to digital terrestrial television; and

•

a reduction in the sales of the Olivetti Business Unit due to the decline in the average prices of fax machines, lower sales volumes of ink-jet heads and the fall in the volumes and prices of the Gaming and specialized printers division.

Revenues from telecommunications services are shown gross of the portion due to third-party operators of €4,713 million (€4,177 million in 2004).

Foreign revenues amounted to €6,165 million in 2005 (€4,556 million in 2004); 51.1% of the total came from the Latin America area (44.7% in 2004), principally Brazil.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Year ended December 31,
	2005			2004
	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Wireline	17,834	16,356	54.7%	17,508	15,843	56.0%
Domestic Mobile	10,076	9,776	32.7%	9,923	9,661	34.2%
Brazil Mobile	2,900	2,895	9.7%	1,800	1,795	6.3%
Media	180	176	0.6%	168	165	0.6%
Olivetti	452	400	1.3%	590	536	1.9%
Other Activities(3)	1,321	316	1.0%	1,289	292	1.0%

Total revenues	32,763	29,919	100.0%	31,278	28,292	100.0%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(3)

Other activities consist of the Central Functions (Group Functions and Service Units) and the foreign operations not included in other business units (the Entel Bolivia group). For further details on Other Activities please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”.

The table below sets forth, for the periods indicated, revenues by geographical area and the percentage of total consolidated revenues:

	Year ended December 31,
Geographical area	2005		2004
	(millions of Euro, except percentages)
Italy	23,754	79.4%	23,736	83.9%
Rest of Europe	2,265	7.6%	1,746	6.2%
Latin America	3,147	10.5%	2,036	7.2%
Other Countries	753	2.5%	774	2.7%

Total consolidated revenues	29,919	100.0%	28,292	100.0%

❖	OTHER INCOME

Other income amounted to €678 million, a decrease of €421 million compared to 2004 €1,099 million in 2004. The percentage of Other income to revenues was 2.3% in 2005 (3.9% in 2004).

Details are as follows:

	Year ended December 31,
	2005	2004
	(millions of Euro)
Compensation for late payment of regulated telephone services	105	85
Release of provisions and other liabilities	228	162
Recovery of costs of personnel and services rendered	56	35
Capital grants and grants related to income	47	64
Damage compensations and penalties	35	32
Income from release of prior year TLC operating fee	—	546
Other income	207	175

Total	678	1,099

In 2004 the statement of income benefited from €546 million relating to the release of the TLC license operating fee paid by Telecom Italia and TIM for the year 1999, following the ruling by the TAR (the Regional Administrative Court) of Lazio on January 4, 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Year ended December 31,
	2005		2004
	(millions of Euro, except percentages)
Purchases of materials and external services	12,937	43.2%	11,812	41.7%
Personnel costs	4,142	13.9%	3,852	13.6%
Other operating expenses	1,468	4.9%	1,603	5.7%
Changes in inventories	4	—	(27)	(0.1)%
Capitalized internal construction costs	(471)	(1.6)%	(713)	(2.5)%
Depreciation and amortization	5,232	17.5%	4,808	17.0%
Gains/losses on disposals of non-current assets	(242)	(0.8)%	9	—
Impairment reversals/losses on non-current assets	28	0.1%	444	1.6%

Total operating expenses	23,098	77.2%	21,788	77.0%

Our operating expenses increased by €1,310 million in 2005 compared to 2004 which is detailed as follows:

•

Purchases of materials and external services increased by €1,125 million (or 9.5%), from €11,812 million in 2004 to €12,937 million in 2005; the percentage of purchases of materials and external services to revenues was 43.2% (41.8% in 2004).

Purchases of materials and external services included:

		Year ended December 31,
		2005	2004
		(millions of Euro)
Purchases of materials and merchandise for resale	(A)	2,506	2,203

Costs of services:
- Revenues due to other TLC operators		4,829	4,241
- Commissions, sales commissions and other selling expenses		1,263	1,006
- Advertising and promotion expenses		593	504
- Professional consulting and services		530	608
- Utilities		308	244
- Maintenance		339	395
- Outsourcing costs for other services		256	244
- Mailing and delivery expenses for telephone bills, directories and other materials to customers		90	64
- Other service expenses		1,119	1,355

	(B)	9,327	8,661

Lease and rental costs:
- Property lease rents		641	624
- TLC circuit lease rents and rents for use of satellite systems		274	154
- Other lease and rental costs		189	170

	(C)	1,104	948

Total purchases of materials and external services	(A+B+C)	12,937	11,812

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The principal reasons for the increase in Purchases of materials and external services were the following:

•

purchases of materials and merchandise for resale increased by €303 million, or 13.8%, from €2,203 million in 2004 to €2,506 million in 2005. This increase was attributable, among other things, to sales of 3G handsets as the UMTS services were more broadly offered in 2005, as well as to innovative terminals (Aladino cordless phones and phones for video communication). The percentage of purchases of materials and merchandise for resale to revenues in 2005 was 8.4% (7.8% in 2004);

•

costs of services increased by €666 million, or 7.7%, from €8,661 million in 2004 to €9,327 million in 2005. Such increase was attributable to a €588 million increase in revenues due to other TLC operators (increased from €4,241 million in 2004 to €4,829 million in 2005 of and an increase of €257 million in Commissions, sales commissions and other selling expenses (increased from €1,006 million in 2004 to €1,263 million in 2005), principally as a result of the growth in mobile customers in 2005. These increases are partly offset by a €179 million net decrease in other expenses (from €3,414 million in 2004 to €3,235 million in 2005). The percentage of cost of services to revenues in 2005 was 31.2% (30.6% in 2004);

•

lease and rental costs increased by €156 million, or 16.5%, of which €120 million was attributable to TLC circuit lease rents and rents for use of satellite systems. The percentage of lease and rental costs to revenues in 2005 was 3.7% (3.3% in 2004).

•

Personnel costs increased by €290 million or 7.5% from €3,852 million in 2004 to €4,142 million in 2005. Such change was principally due to Charges for termination benefit incentive plans, which increased by €251 million in 2005. Excluding these charges personnel costs would have increased by 1.0%. The percentage of personnel costs to revenues was 13.8% in 2005 compared to 13.6% in 2004.

Personnel costs are detailed as follows:

		Year ended December 31,
		2005	2004
		(millions of Euro)
Personnel costs at payroll:
– Wages and salaries		2,600	2,595
– Social security contributions		813	812
– Employee severance indemnities		168	183
– Other employee-related costs		88	64

	(A)	3,669	3,654

Temp work costs	(B)	52	38

Miscellaneous expenses for personnel and for other labor-related services rendered:
– Remuneration of personnel other than employees		18	17
– Charges for termination benefit incentive plans		394	143
– Other		9	—

	(C)	421	160

Total personnel costs	(A+B+C)	4,142	3,852

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The Group’s average equivalent number of employees in 2005 was 79,869 units (excluding employees related to discontinued operations/assets held for sale and including personnel with temp work contracts) compared to 79,602 units in 2004. The breakdown by category is as follows:

	Year ended December 31,
	2005	2004
	(Units)
Executives	1,541	1,592
Middle management	4,744	4,597
White collars	70,375	70,540
Blue collars	722	920

Total employees at payroll	77,382	77,649
Personnel with temp work contracts	2,487	1,953

Total employees	79,869	79,602

•	Other operating expenses decreased by €135 million (or 8.4%), from €1,603 million in 2004 to €1,468 million in 2005. Such operating expenses consist of the following:

	Year ended December 31,
	2005	2004
	(millions of Euro)
Impairments and charges for bad debts	521	498
Provision for risks and charges	71	289
TLC operating fees	181	114
Taxes on revenues of South American companies	178	112
Duties and indirect taxes	141	153
Association fees and dues	19	18
Other expenses	357	419

Total other operating expenses	1,468	1,603

The decrease in Other operating expenses was mainly due to the reduction of €218 million in Provision for risks and charges (€71 million in 2005 and €289 million in 2004). In 2004 Provisions for risks and charges included €152 million recorded against the fine levied by the Antitrust Authority for the alleged abuse of a dominant position in the market.

•

Capitalized internal construction costs include sales of equipment, installations and services at market prices by Group companies, principally to Telecom Italia and Domestic Mobile. These costs decreased by €242 million (or 33.9%), from €713 million in 2004 to €471 million in 2005, and consist of the following:

	Year ended December 31,
	2005	2004
	(millions of Euro)
Capitalized internal construction costs on:
– Intangible assets with a finite life	287	522
– Property, plant and equipment owned	184	191

Total capitalized internal construction costs	471	713

The reduction in 2005 compared to 2004 was due to the fact that in 2004, the external costs relating to contracts that had to be capitalized were recorded in the statement of income, whereas, in 2005, such costs were booked directly to the capital asset account.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

•

Depreciation and amortization increased by €424 million (or 8.8%), from €4,808 million in 2004 to €5,232 million in 2005; the percentage of depreciation and amortization to revenues was 17.5% (17.0% in 2004).

Depreciation and amortization are detailed as follows:

		Year ended December 31,
		2005	2004
		(millions of Euro)
Amortization of Intangible assets with a finite life:
– Industrial patents and intellectual property rights		1,414	1,106
– Concessions, licenses, trademarks and similar rights		253	224
– Other intangible assets		17	16

	(A)	1,684	1,346

Depreciation of tangible assets owned:
– Civil and industrial buildings		103	103
– Plant and equipment		2,910	2,869
– Manufacturing and distribution equipments		31	27
– Aircrafts and ships		9	12
– Other assets		363	313

	(B)	3,416	3,324

Depreciation of tangible assets held under finance lease:
– Civil and industrial buildings		93	93
– Plant and equipment		1	—
– Aircrafts and ships		4	4
– Other assets		34	41

	(C)	132	138

Total depreciation and amortization	(A+B+C)	5,232	4,808

The increase in Depreciation and amortization of €424 million was in part due to the higher levels of amortizable assets (in particular Industrial patents and intellectual property rights) as a result of the higher investments made in 2004 and 2005.

•

Gains/losses on disposals of non-current assets changed from a net loss of €9 million in 2004 to a net gain of €242 million in 2005. In particular, in 2005, such item included the gains, net of incidental charges, of €264 million realized by the contribution of 561 properties to the closed-end fund “Fondo Raissa” and 246 properties to the closed-end fund “Fondo spazio industriale”. Such transactions were executed as part of the Group’s continuing real estate disposal program.

•

Impairment losses of non current assets decreased by €416 million or 93.7%, from a loss of €444 million in 2004 to a loss of €28 million in 2005. In 2004, such item included €282 million related to the De Agostini transaction for the purchase of 40% of Finanziaria Web, as well as provisions and impairment losses of intangible and tangible assets (€162 million).

❖	OPERATING INCOME

Operating income decreased by €104 million, or 1.4%, from €7,603 million in 2004 to €7,499 million in 2005. As a percentage of revenues, operating income was 25.1% in 2005 (26.9% in 2004).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method was a profit of €23 million in 2005 (loss of €5 million in 2004), an increase of €28 million compared to 2004.

This item includes:

	Year ended December 31,
	2005	2004
	(millions of Euro)
ETECSA.	45	(6)
Sofora Telecomunicaciones S.A	16	—
Solpart Participaçoes S.A.	94	—
Avea I.H.A.S.	(122)	—
Other investments	(10)	1

Total share of profits (losses) of associates and joint ventures accounted for using the equity method	23	(5)

In particular:

•

€45 million related to the Group’s share of income for 2005 of ETECSA (the operator of the Cuban telecommunications system); during 2004, the positive adjustment to ETECSA’s equity was more than offset by the impairment of goodwill;

•

€16 million related to Sofora Telecomunicaciones, the company through which Telecom Italia holds its interest in Telecom Argentina, mainly due to the significant result achieved by Telecom Argentina at the conclusion of the debt restructuring plan (at the end of August 2005) and following the positive effect on shareholder’s equity. The debt restructuring followed Telecom Argentina’s default on its obligations in 2001 on account of the monetary crisis in Argentina;

•

€94 million related to restoring the equity method of accounting for the investment in Solpart Participações through which Telecom Italia holds its interest in Brasil Telecom. Following the agreements signed on April 28, 2005, Telecom Italia reinstated its governance rights in Solpart Participações, which had been temporarily suspended since August 2002, resuming its role in the management of the company;

•

the loss of €122 million relating to Avea I.H.A.S. (the group’s then mobile operations in Turkey) related to the Group’s share of the loss for 2005 of such associate. In 2004, the share of the loss had not been recognized as the investment was carried at zero value.

For further details about the above mentioned equity investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”, and “Note 8—Other Non Current Assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	FINANCIAL INCOME AND EXPENSES, NET

Total financial income and expenses showed a net expense balance of €1,987 million (a net expense balance of €1,992 million in 2004), representing an improvement of €5 million compared to 2004.

Net financial income and expense are detailed as follows:

	Year ended December 31,
	2005	2004
	(millions of Euro)
Financial management balance (*)	(2,505)	(2,204)
Investment management	95	212
Avea provisions released to income	423	—

Total financial income and expenses, net	(1,987)	(1,992)

(*)	It refers mainly to net interest expenses and other borrowing costs, foreign exchange gains and losses, and income and expenses from hedging and non-hedging derivatives.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The main changes are due to:

•

the release of provisions for €423 million booked in respect of sureties issued to the banks which had financed the associate Avea, since there is no longer a risk following the cancellation of the guarantees;

•

the decrease in the net amount of income from the management of investments of €117 million, which in 2004 had benefited from the gains realized in connection with the sale of the remaining investment in Telekom Austria (€86 million) as well as gains from the sale of the remaining stake in Mirror International (€85 million). In 2005, gains were realized on the sale of the investment in C-Mobil by the Mobile Business Unit (€61 million), the sale of the investment in Intelsat by Entel Bolivia (€2 million) and the sale of the investment in Golden Lines by Telecom Italia International (€5 million);

•

the reduction in the balance of financial management is mainly due to disbursements made for the purchase of TIM shares in the early months of the year through the Cash Tender Offer and other purchases on the market which had an impact in terms of both higher debt exposure and lower liquidity.

For further details about financial income and expenses, net please see “Note 36—Financial income” and “Note 37—Financial expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME FROM CONTINUING OPERATIONS BEFORE TAXES

Income from continuing operations before taxes decreased by €71 million, from €5,606 million in 2004 to €5,535 million in 2005.

As a percentage of revenues, income from continuing operations before taxes was 18.5% in 2005 (19.8% in 2004).

❖	INCOME TAXES

Income taxes in 2005 decreased by €259 million, or 9.8%, from €2,654 million in 2004 to €2,395 million in 2005.

Besides the decrease in taxable income, the reduction of €259 million was due to the realignment made by Tim Italia, ex art. 1, paragraph 469, Law No. 266/2005 and ex art. 14, Law No. 342/2000, of the figures in the statutory financial statements with the tax figures, the latter being lower as a result of accelerated depreciation and the amortization of the UMTS license on which tax interference had already been eliminated in the 2004 financial statements of TIM. This realignment led to a provision for equalization tax of €43 million and the reduction in the reserve for deferred taxes of €135 million.

The percentage of income taxes to revenues was 8.0% in 2005 (9.4% in 2004).

❖	NET INCOME FROM CONTINUING OPERATIONS

Net income from continuing operations increased by €188 million, or 6.4%, from €2,952 million in 2004 to €3,140 million in 2005. Although income from continuing operations before taxes decreased by €71 million from €5,606 million in 2004 to €5,535 million in 2005, such increase was attributable to the €259 million decrease in income taxes due to the reasons discussed above.

The percentage of net income from continuing operations to revenues was 10.5% in 2005 (10.4% in 2004).

❖	NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Net income from discontinued operations/assets held for sale increased in 2005 by €668 million, from a net loss of €118 million in 2004 to a net income of €550 million in 2005.

This item in 2005 included:

•	€410 million gain (net of related incidental charges) from the sale of Tim Hellas;

•	€120 million gain (net of related incidental charges) from the sale of Tim Perù;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

•

€24 million loss (including incidental charges) from the sale of the Entel Chile group, Finsiel group and Gruppo Buffetti. During 2004, net loss from discontinued operations/assets held for sale included: the impairment loss on the goodwill related to Entel Chile (€177 million), the provision related to Finsiel group for the adjustment to the estimated sale price (€28 million) and other provisions related to companies held for sale (€14 million), mainly relating to Entel Chile group;

•	€44 million related to net results of the companies classified as discontinued operations/assets held for sale including:

-	net income of €26 million related to the Entel Chile group, consolidated for the first three months of 2005 (net income of €49 million in 2004);

-	net loss of €11 million related to the Finsiel group, consolidated for the first six months of 2005 (net loss of €7 million in 2004);

-	net income of €11 million related to Tim Hellas, consolidated for the first five months of 2005 (net income of €82 million in 2004);

-	net loss of €3 million relating to Tim Perù, consolidated for to the first seven months of 2005 (net loss of €17 million in 2004);

-	net income of €1 million relating to Gruppo Buffetti (unchanged compared to 2004);

-	net income of €20 million relating to Digitel Venezuela (net loss of €7 million in 2004).

❖	NET INCOME FOR THE YEAR

Net income for the year 2005 increased by €856 million, or 30.2%, from €2,834 million in 2004 to €3,690 million in 2005. As a percentage of revenues, net income for the year was 12.3% in 2005 (10.0% in 2004).

Such increase was principally due to lower income taxes on income from continuing operations (€259 million), as well as the increase of Net income from discontinued operations / assets held for sale (€668 million).

Net income for the year is broken down as follows:

•	net income attributable to equity holders of the Parent in 2005 was €3,216 million compared with €1,815 million in 2004, showing an increase of €1,401 million;

•

net income attributable to Minority Interests was €474 million in 2005 compared with €1,019 million in 2004, showing a decrease of €545 million, mainly due to the acquisition by Telecom Italia of the minority interests in TIM.

5.5.8    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2004.

❖	OPERATIONS

In order to present an overall picture of Operations, the following table shows the key results for the year ended December 31, 2005, compared to the year ended December 31, 2004. All the data have been reclassified and presented consistent with the 2006 presentation.

	Year ended December 31,
Operations	2005	2004
	(millions of Euro, except percentages and employees)
Gross revenues	29,096	27,383

Operating income	8,144	8,540

% of gross revenues	28.0	31.2

Number of employees at year-end	77,754	74,576

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Gross Revenues increased by €1,713 million, or 6.3%, from €27,383 million in 2004 to €29,096 million in 2005.

Operating income decreased by €396 million, or 4.6% from €8,540 million in 2004 to €8,144 million in 2005.

A commentary on the operating and financial performance and the principal activities carried out during 2005 and 2004 by Operations (Wireline, Domestic Mobile and Brazil Mobile) follows.

❖	WIRELINE

The following table sets forth, for the periods indicated, certain financial and other data for the Wireline Business Unit.

	Year ended December 31,
Wireline	2005(1)	2004(1)
	(millions of Euro, except percentages and employees)
Gross revenues	17,834	17,508

Operating income	4,488	4,709

% of gross revenues	25.2	26.9

Number of employees at year-end	56,987	55,833

(1)

As a result of the new organizational structure of the Group approved on October 5, 2005, the activities of the Innovation & Engineering Services business segment of Telecom Italia, ex-TILAB segment of Telecom Italia, previously included in Other activities, were transferred to the Wireline Business Unit, therefore 2005 and 2004 results have been reclassified for purposes of comparison.

The following table sets forth, for the periods indicated, certain statistical data for Wireline.

	As of and for the year ended December 31,
	2005	2004
Subscriptions and Customers:
Fixed network connections in Italy (thousands)(1)	25,049	25,957
Physical Accesses (Consumer + Business) (thousands)	21,725	22,395
Voice Pricing Plans (thousands)(2)	6,321	5,883
Broadband Accesses (thousands)(3):	7,020	4,430
• Domestic (thousands)	5,707	4,010
• European, other than domestic (thousands)	1,313	420
Alice Page views (ex-Virgilio)—(millions)	9,842	7,902
Alice (ex-Virgilio) average monthly single visitors (millions)	15.7	13.9
Network infrastructure in Italy:
Access network in copper (millions of km-pair)	105.2	105.2
Access network and transport in optical fibers (millions of km of optical fibers)	3.7	3.7
Network infrastructure outside Italy:
European backbone (km of optical fibers)	51,000	39,500
Wireline Traffic:
Wireline total traffic (Retail and Wholesale) (billions of minutes)	185.1	192.0
of which:
Domestic	171.3	179.1
International	13.8	12.9

(1)	Data exclude internal lines.

(2)	Number of contracts; data include Teleconomy, Hellò and other Business voice offers.

(3)	Number of contracts.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

Gross Revenues increased by €326 million, or 1.9%, from €17,508 million in 2004 to €17,834 million in 2005.

The increase in gross revenues was largely due to the success of efforts to develop the Broadband market and innovative services, particularly Web services, and to further develop the European Broadband Project, together with efforts to defend the core Wireline market for telephone services and enhance the range of wholesale services.

Wireline tracks revenues in the following business areas: Retail Telephone, Retail Internet, Data Business, Wholesale and European Broadband Project.

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

•	Data Business. Revenues from Data Business were €2,107 million in 2005, an increase of €125 million, or 6.3% from €1,982 million in 2004.

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

•	Wholesale. Revenues from Wholesale were €3,526 million in 2005, an increase of €337 million, or 10.6% compared to 2004 (€3,189 million in 2004).

Revenues from International Wholesale services increased by €240 million or 18% due to significant volumes of traffic carried to other operators, while revenues from Domestic Wholesale services increased by €96 million or 5.1% due to continued growth in Data offers, especially broadband, and LLU services.

•

European Broadband Project.    Revenues from the European Broadband Project (France, Germany and The Netherlands) were €565 million in 2005 an increase of 109.6% compared to 2004. The European Broadband Project was given a further boost in growth by the purchase of Liberty Surf Group in France on May 31, 2005. Wireline’s overall portfolio of European broadband customers at December 31, 2005 was 1,313 thousand (an increase of 893 thousands compared to 2004), while total customers, including narrow-band, were 1,791 thousand.

The contribution of the Wireline Business Unit to our consolidated revenues amounted to €15,843 million in 2004 and €16,356 million in 2005.

Operating income decreased by €221 million, or 4.7%, from €4,709 million in 2004 to €4,488 million in 2005, and was negatively impacted, among other things, by an increase in depreciation and amortization charges mainly as a result of the increase in capital expenditures for the European Broadband Project.

Operating margin decreased to 25.2% in 2005 compared to 26.9% in 2004.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	DOMESTIC MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Domestic Mobile.

In particular, the 2005 data refer to ex-TIM S.p.A. up to the date of the demerger of the mobile activities to Tim Italia S.p.A. (March 1, 2005) and Tim Italia S.p.A. in the period March–December 2005. The 2004 data refer to ex-TIM S.p.A.

	Year ended December 31,
Domestic Mobile	2005	2004
	(millions of Euro, except percentage and employees)
Gross revenues	10,076	9,923

Operating income	3,856	4,010

% of gross revenues	38.3	40.4

Number of employees at year-end	11,720	11,767

The following table sets forth, for the periods indicated, certain Domestic Mobile statistical data.

	Year ended December 31,
	2005	2004
Mobile telephone lines in Italy at year-end (thousands)(1)	28,576	26,259
GSM subscriber lines (thousands)	3,186	2,809
Prepaid GSM/UMTS lines (thousands)	25,296	23,226
Customer growth (%)	8.8	0.7
Churn rate (2)	16.9	13.2
Average monthly revenues per line (€)(3)	29.3	29.9
Total Mobile outgoing traffic per month (millions of minutes)	2,314	2,211
Total Mobile incoming and outgoing traffic per month (millions of minutes)	3,550	3,435

(1)

Includes Prepaid Customers and excludes the “inactive” lines. Also includes 25,000 and 52,000 TACS subscriber lines as of December 31, 2005 and 2004, respectively, while TACS prepaid lines were 69,000 and 172,000 as of December 31, 2005 and 2004, respectively.

(2)

The figures refer to the total number of lines. The churn rate for a given period represents the number of mobile customers who ceased to be customers during the period (by choice or due to unpaid bills) expressed as a percentage of the average number calculated on the basis of the annual numbers of customers during the period.

(3)	Includes total revenues from fees, traffic (domestic and not) and VAS, excluding revenues from the sale of products.

Gross revenues in 2005 increased by €153 million, or 1.5%, from €9,923 million in 2004 to €10,076 million in 2005. In particular, the increase in revenues was principally due to the strong growth in VAS revenues to €1,497 million, due to the continuing innovation of services and the evolution of the portfolio of plans and packages. The percentage of VAS revenues to total revenues was 14.9% in 2005 and the percentage of VAS revenues to service revenues was 16.0% in 2005.

In 2005, Domestic Mobile traffic volumes increased by 3.3% in terms of minutes compared to 2004, while Domestic Mobile voice services revenues, net of the impact of the new termination price list, decreased by 0.1% in 2005 compared to 2004. The average monthly revenue per Italian mobile line (which includes traffic and VAS revenues) decreased from approximately €29.9 in 2004 to €29.3 in 2005 (including service revenues from non TIM Mobile customers).

Domestic Mobile revenues from equipment sales increased by 23.9% in 2005 compared to 2004 (€706 million against €570 million in 2004). In particular handset volumes increased by 26% due to summer and Christmas advertising and the launch of EDGE/UMTS services.

Domestic Mobile subscription fees decreased by 24.4% in 2005 compared to 2004 (€99 million in 2005 against €131 million in 2004) due to a change in contractual conditions, in order to reach a rebalancing among subscription fees and tariffs.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

The contribution of the Domestic Mobile Business Unit to our consolidated revenues amounted to €9,661 million in 2004 and €9,776 million in 2005.

Mobile lines in Italy increased to approximately 28.6 million at December 31, 2005 (including TACS lines), an increase of 8.8% compared to December 31, 2004. Total GSM and UMTS lines increased by 9.4% in 2005, to approximately 28.5 million lines at December 31, 2005, while Domestic Mobile Italy’s total TACS lines decreased to 94,000 lines at December 31, 2005, in each case compared to December 31, 2004. TACS service terminated on December 31, 2005. The continuing growth in GSM/UMTS lines was attributable principally to the development of UMTS service offers and the enhanced availability of third generation handsets. The UMTS and GSM TIM Card (a prepaid rechargeable UMTS and GSM card), remained important with approximately 25.3 million lines by December 31, 2005 compared to approximately 23.2 million lines at December 31, 2004. Prepaid lines (GSM/UMTS and TACS) grew by 8.4% in 2005.

At December 31, 2005, Domestic Mobile had a market share of approximately 40.0% (including GSM/UMTS and TACS) compared to the approximately 42% at December 31, 2004, and a market share of approximately 39.9% for GSM/UMTS only compared to 41.4% in 2004. The overall market grew by 13.2% in 2005 from approximately 63.2 million mobile lines at the end of 2004 to 71.5 million mobile lines at the end of 2005. The aggregate number of customers at December 31, 2005 for Domestic Mobile’s analog and GSM/UMTS services represented a penetration rate of 49.1% compared to 45.5% at December 31, 2004. In 2005, Domestic Mobile had a 29.0% market share of net additional GSM/UMTS lines, corresponding to 2.4 million of net lines, compared to 1.6 million for Vodafone Omnitel, 1.6 million for Wind and the remaining 2.8 million attributable to H3G.

Operating income decreased by €154 million, or 3.8%, from €4,010 million in 2004 to €3,856 million in 2005. Such decrease reflected the significant increase in depreciation and amortization charges due to recent investments for the development of third-generation network infrastructures and to support the evolution of plans and packages for new services.

Operating margin decreased to 38.3% in 2005 compared to 40.4% in 2004.

❖	BRAZIL MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Mobile Business Unit.

	Year ended December 31,
Brazil Mobile	2005	2004
	(millions of Euro, except percentage and employees)
Gross revenues	2,900	1,800

Operating loss	(190)	(137)

% of gross revenues	(6.5)	(7.6)

Number of employees at year-end	9,043	6,967

Gross revenues were €2,900 million in 2005 compared to €1,800 million in 2004, an increase of €1,100 million, or 61.1%. The increase was due to the growth in the customer base (20.2 million mobile lines at December 31, 2005 compared to 13.6 million mobile lines at December 31, 2004), the contribution made by value-added services (which rose from 3.2% of revenues in 2004 to 5.0% in 2005) and revenues from voice traffic.

The contribution of Brazil Mobile Business Unit to our consolidated revenues amounted to €1,795 million in 2004 and €2,895 million in 2005.

Operating loss in 2005 was €190 million compared to €137 million in 2004, an increase of €53 million. The increased loss was due to the increase in depreciation and amortization mainly related to the capital expenditures for the development of network infrastructures and information systems consistent with the significant growth in the business.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
Media	2005	2004
	(millions of Euro, except percentage and employees)
Gross revenues	180	168

Operating loss	(130)	(93)

% of gross revenues	(72.2)	(55.4)

Number of employees at year-end	886	1,077

Gross revenues increased by €12 million, or 7.1%, from €168 million in 2004 to €180 million in 2005. Excluding the impact of the change in the scope of consolidation (with reference to GPP Group, Televoice and Databank) equal to €24 million in 2004, as well as the start-up activities relating to the Digital Terrestrial Television of La7 (sales of pay-per-view events and smart cards) equal to €10 million in 2005, growth was €24 million, or 16.7%, from €144 million in 2004 to €168 million in 2005. In particular:

•

revenues from the Television business area, including revenues for Digital Terrestrial Television, increased by €35 million, or 25.4%, from €138 million in 2004 to €173 million in 2005, confirming the editorial success of the program schedule of the two TV networks:

•	revenues from La7 Televisioni, increased by 40.3%, from €62 million in 2004 to €87 million in 2005; and

•	revenues from MTV, increased by 16.2%, from €80 million in 2004 to €93 million in 2005;

•	revenues from the News area, equal to €7 million in 2005 and €5 million in 2004, increased by €2 million, or 40.0%.

The contribution of the Media Business Unit to our consolidated revenues amounted to €176 million in 2005 and €165 million in 2004.

Operating loss increased by €37 million (a loss of €130 million in 2005 compared to a loss of €93 million in 2004). Such increase was principally due to the Television area where losses increased by €41 million, from a loss of €60 million in 2004 to a loss of €101 million in 2005, mainly due to higher costs incurred for digital terrestrial testing during 2005. Moreover, operating loss was affected by higher costs and investments in “content” required to support audience growth.

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
Olivetti	2005	2004
	(millions of Euro, except percentage and employees)
Gross revenues	452	590

Operating income (loss)	(38)	17

% of gross revenues	(8.4)	2.9

Number of employees at year-end	1,750	2,109

Gross revenues decreased by €138 million, or 23.4%, from €590 million in 2004 to €452 million in 2005. Excluding the negative foreign exchange effects and the impact of the change in the scope of consolidation (with

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2006

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

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	2006	2005	2004
	(millions of Euro)
Cash flows generated by (used in) operating activities	9,194	9,778	10,266
Cash flows generated by (used in) investing activities	(4,191)	(17,421)	(4,951)
Cash flows generated by (used in) financing activities	(7,972)	8,767	(1,714)
Cash flows generated by (used in) discontinued operations/assets held for sale	(13)	26	(109)

Aggregate cash flows (A)	(2,982)	1,150	3,492
Net cash and cash equivalents (*) at the beginning of the year (B)	9,958	8,667	5,211
Net effect of foreign currency translation on net cash and cash equivalents (C)	(16)	141	(36)

Net cash and cash equivalents (*) at the end of the year (D=A+B+C)	6,960	9,958	8,667

(*)	For details please see Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004, in the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows generated by operating activities.    Cash flows generated by operating activities were €9,194 million in 2006, €9,778 million in 2005 and €10,266 million in 2004.

2006 compared to 2005

The decrease in 2006 compared to 2005 of €584 million was primarily attributable to:

•	a reduction of €144 million of net income from continuing operations (income of €2,996 million in 2006 compared to income of €3,140 million in 2005);

•

the negative effect of change in employee severance indemnities and other employee-related provisions of €369 million (a negative contribution of €114 million in 2006 compared to a positive contribution of €255 million in 2005);

•

the negative effect of change in trade receivables and net receivables on construction contracts of €790 million (a negative contribution of €461 million in 2006 compared to a positive contribution of €329 million in 2005);

•	the negative effect of change in trade payables of €194 million (a negative contribution of €10 million in 2006 compared to a positive contribution of €184 million in 2005).

Such negative effects were partially offset by:

•	an increase in depreciation and amortization of €255 million (€5,487 million in 2006 compared to €5,232 million in 2005);

•	an additional decrease in net deferred tax assets, equal to €496 million (to a reduction of €1,843 million in 2006 compared to a reduction of €1,347 million in 2005);

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of €177 million (a negative effect of €180 million in 2006 compared to a negative effect of €357 million in 2005).

2005 compared to 2004

The decrease in 2005 compared to 2004 of €488 million was primarily attributable to:

•	the decrease in net impairment losses of non-current assets (including investments) of €443 million (€3 million of losses in 2005 compared to €446 million of losses in 2004);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	the increase in net gains realized on disposals of non-current assets (including investments) of €221 million (a net gain of €327 million in 2005 compared to a net gain of €106 million in 2004);

•	the negative effect of change of trade payables of €895 million (an increase of €184 million in 2005 compared to an increase of €1,079 million in 2004);

•

the decrease in share of (profits) losses of associates and joint ventures accounted for using the equity method of €28 million (net profits of €23 million in 2005 compared to net losses of €5 million in 2004);

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of €327 million (a negative contribution of €357 million in 2005 compared to a negative contribution of €30 million in 2004).

Such negative effects were mainly offset by:

•	an increase of €188 million in net income from continuing operations (income of €3,140 million in 2005 compared to income of €2,952 million in 2004);

•	an increase in depreciation and amortization of €424 million (€5,232 million in 2005 compared to €4,808 million in 2004);

•	an additional decrease in net deferred tax assets equal to €223 million (a reduction of €1,347 million in 2005 compared to a reduction of €1,124 million in 2004);

•

the positive effect of change in employee severance indemnities and other employee-related provisions of €294 million (an increase of €255 million in 2005 compared to a decrease of €39 million in 2004);

•

the positive effect of change in trade receivables and net receivables on construction contracts of €278 million (a positive contribution of €329 million in 2005 compared to a positive contribution of €51 million in 2004).

Cash flows used in investing activities.    Cash flows used in investing activities were €4,191 million in 2006, €17,421 million in 2005 and €4,951 million in 2004.

2006 compared to 2005

The decrease in 2006 compared to 2005 of €13,230 million was mainly due to:

•

a decrease in acquisitions of investments in subsidiaries and businesses, net of cash acquired, of €390 million (no acquisitions occurred in 2006 compared to acquisitions of €390 million in 2005 that were principally related to the purchase of the controlling interest in Liberty Surf Group and the acquisitions of Elefante TV and Delta TV);

•

a decrease in acquisitions of other investments of €14,338 million related to acquisitions of €206 million in 2006 compared to acquisitions of €14,544 million in 2005 (such amount was mainly due to the consideration paid for the tender offer for the TIM shares and the further purchases of TIM in connection with acquiring the Minority Interests in TIM);

•

a positive effect of change in financial receivables and other financial assets of €210 million (a negative contribution of €264 million in 2006 compared to a negative contribution of €474 million in 2005);

•

an increase in proceeds from sale/repayments of intangible, tangible and other non-current assets of €88 million (a positive contribution of €1,038 million in 2006 compared to a positive contribution of €950 million in 2005);

•

a decrease in capital expenditures on an accrual basis of €59 million (€5,114 million in 2006 compared to €5,173 million in 2005). In 2006 capital expenditures included €2,187 million for acquisitions of intangible assets (€1,785 million in 2005) and €2,927 million for acquisitions of tangible assets (€3,388 million in 2005).

Such positive effects were offset by:

•	a negative effect of change in amounts due to fixed asset suppliers of €148 million (a positive contribution of €10 million in 2006 compared to a positive contribution of €158 million in 2005);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a decrease of €1,707 million in proceeds from sale of investments in subsidiaries, net of cash disposed of (€345 million in 2006 compared to €2,052 million in 2005).

2005 compared to 2004

The increase in 2005 compared to 2004 of €12,470 million was mainly due to:

•

an increase of €171 million in capital expenditures on an accrual basis (€5,173 million in 2005 compared to €5,002 million in 2004). In 2005 capital expenditures included €1,785 million for acquisitions of intangible assets (€1,882 million in 2004) and €3,388 million for acquisitions of tangible assets (€3,120 million in 2004);

•

an increase of €389 million in acquisitions of investments in subsidiaries and businesses, net of cash acquired (€390 million in 2005 compared to €1 million in 2004), mainly related to the purchase of the controlling interest in Liberty Surf Group and the acquisitions of Elefante TV and Delta TV;

•

an increase of €13,677 million in acquisitions of other investments (€14,544 million in 2005 compared to €867 million in 2004). Such increase was principally due to the consideration paid for the cash tender offer for TIM shares (€13,804 million) and for further purchases of TIM shares (€28 million) in connection with acquiring the minority interests in TIM;

•	a negative effect of net change in financial receivables and other financial assets of €898 million (increase of €474 million in 2005 compared to a net decrease of €424 million in 2004).

Such negative effects were largely offset by:

•

an increase of €2,009 million of proceeds from sale of investments in subsidiaries, net of cash disposed of (€2,052 million in 2005 compared to €43 million in 2004), that were principally related to the disposals of Entel Chile, Tim Hellas, Finsiel and Tim Perù;

•

an increase of €498 million of proceeds from sale/repayments of intangible, tangible and other non-current assets (a positive contribution of €950 million in 2005 compared to a positive contribution of €452 million in 2004).

Cash flows generated by (used in) financing activities.    Cash flows used in financing activities were €7,972 million in 2006, compared to cash flows generated of €8,767 million in 2005 and compared to cash flows used of €1,714 million in 2004.

Cash flows used in financing activities in 2006 of €7,972 million reflected mainly the following:

•

a decrease in financial liabilities (current and non-current portion included) and other liabilities of €4,977 million, mainly as a result of repayment of non-current financial liabilities (€9,995 million) partially offset by proceeds from non-current financial liabilities (€5,222 million);

•	the payment of dividends (distribution of reserves included) of €2,997 million.

Cash flows generated by financing activities in 2005 of €8,767 million reflected the following:

•

an increase in financial liabilities (current and non-current portion included) and other liabilities of €11,153 million, mainly as a result of the additional debt incurred in connection with the cash tender offer for the TIM shares;

•	proceeds from equity instruments of €102 million;

•	a negative contribution in share capital increases/repayments of €160 million;

•	the payment of dividends (distribution of reserves included) of €2,328 million.

Cash flows used in financing activities in 2004 of €1,714 million reflected the following:

•	an increase in financial liabilities (current and non-current portion included) and other liabilities of €822 million;

•	proceeds from equity instruments of €193 million;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a positive contribution in share capital increases/repayments of €51 million;

•	the payment of dividends (distribution of reserves included) of €2,780 million.

Cash flows generated by (used in) discontinued operations/assets held for sale.    Cash flows used in discontinued operations/assets held for sale were €13 million in 2006, compared to cash flows generated of €26 million in 2005 and compared to cash flows used of €109 million in 2004.

5.6.2    CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “5.5.2—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2006, Net Financial Debt was €37,301 million compared to €39,858 million at December 31, 2005 (a decrease of €2,557 million). Net Financial Debt at December 31, 2005, included €106 million related to the discontinued operations/assets held for sale.

Given the ratio:

Net Financial Debt
Operating result before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets we have targeted a value of such ratio below “3.0” to be achieved within the period 2007 - 2009, also through the disposal of non-strategic equity holdings and assets.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which would cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial target we have established.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Net Financial Debt is detailed in the following table:

	As of December 31,
	2006	2005
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	38,842	40,252
—Finance lease liabilities	1,847	1,894
—Other financial liabilities	114	—

	40,803	42,146

Current financial liabilities (Short-term debt), excluding financial liability relating to discontinued operations/assets held for sale
—Financial payables	5,374	9,572
—Finance lease liabilities	269	234
—Other financial liabilities	10	6

	5,653	9,812

Financial liability relating to discontinued operations/assets held for sale	—	143

TOTAL GROSS FINANCIAL DEBT (A)	46,456	52,101

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	12	8
—Financial receivables and other non-current financial assets	679	988

	691	996

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
—Securities	812	378
—Financial receivables and other current financial assets	433	509
—Cash and cash equivalents	7,219	10,323

	8,464	11,210

Financial assets relating to discontinued operations/assets held for sale	—	37

TOTAL FINANCIAL ASSETS (B)	9,155	12,243

NET FINANCIAL DEBT (A-B)	37,301	39,858

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following chart summarizes the major components which had an impact on the change in Net Financial Debt during 2006 (in millions of Euro):

In particular:

•	capital expenditures in 2006 total €5,114 million and decreased by €59 million from 2005. Details are as follows:

	2006	2005
	(millions of Euro)
Wireline	3,002	2,823
Domestic Mobile	1,146	1,276
Brazil Mobile	699	842
Media, Olivetti and other activities	295	240
Adjustments	(28)	(8)

Total	5,114	5,173

About 59% of capital expenditures was used for fixed telephony activities (Wireline Business Unit) and 36% for Mobile activities (Domestic Mobile and Brazil Mobile Business Units). The remaining part was related to Olivetti, Telecom Italia Media and the Central Functions of Telecom Italia.

In addition, starting from 2006, following the introduction of new types of contracts which bind the customer to the Telecom Italia Group for periods of 12 or 24 months, or a penalty is applied, the Group capitalizes subscriber acquisition costs in intangible assets and recognizes them in the statement of income over the period of the underlying contract. Capital expenditures in 2006 include €260 million of capitalized subscriber acquisition costs. Of that amount, €14 million relates to the Wireline Business Unit, €130 million to the Mobile Domestic Business Unit and €116 million to the Brazil Mobile Business Unit.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Additional details are provided as follows:

•

with regard to fixed telephony activities, a large portion of the capital expenditures (about 36%) was used for broadband development (which mainly includes investments for ADSL) and New Services (Alice services development, IP-TV, videotelephony, etc.). About 16% of capital expenditures were for the support of the development of Broadband offerings outside Italy (in France and Germany) and the remaining expenditures were for the development of network and support systems (Business Support Systems such as billing, revenue assurance, customer care and Operational Support Systems).

Capital expenditures for fixed telephony refer to the following:

	2006		2005
	(millions of Euro)	% of total	(millions of Euro)	% of total
Broadband development in Italy	622	20.7%	678	24.0%
New services development	463	15.4%	528	18.7%
European projects (Broadband)	467	15.6%	304	10.8%
Other	1,450	48.3%	1,313	46.5%

Total	3,002	100.0%	2,823	100.0%

•

with regard to domestic mobile telephony, 50% of capital expenditures were used for the development of the UMTS and Systems Development (in particular, software development for the launch of new plans and services). The remainder of the capital expenditures related to revamping the network, supporting sales policies and costs for the acquisition of subscribers.

Capital expenditures for domestic mobile telephony refer to the following:

	2006		2005
	(millions of Euro)	% of total	(millions of Euro)	% of total
UMTS	265	23.1%	282	22.1%
Systems development	308	26.9%	278	21.8%
Other	573	50.0%	716	56.1%

Total	1,146	100.0%	1,276	100.0%

•	with regard to mobile telephony in Brazil, the reduction in capital expenditures by the Business Unit is connected with the gradual completion of mobile coverage of the territory;

•	the sale of investments and other disposals led to a reduction in debt of €1,375 million and refers to the following transactions:

•	sale of the investment in Gruppo Buffetti for €66 million (including the deconsolidation of the net financial debt of the subsidiary sold);

•	disposal of the real estate investment in Ruf Gestion for €51 million (including the deconsolidation of the net financial debt of the subsidiary sold);

•	sale of Corporación Digitel C.A. (Digitel Venezuela) for €318 million (including the deconsolidation of the net financial debt of the subsidiary sold);

•	sale of Neuf Télécom for €199 million;

•

sale of Avea I.H.A.S. to Turk Telekom for €279 million; this amount is the net balance between the proceeds on the sale (€393 million) and the recognition of non-current financial liabilities for €114 million, corresponding to the gain temporarily deferred on the sale of Avea I.H.A.S., against the commitments undertaken for a subordinated loan to grant to Avea I.H.A.S. for an amount of U.S.$150 million; the total net impact of the transaction for the sale of Avea I.H.A.S. amounts to €82 million since, at the time of the sale of the investment, the Telecom Italia Group invested €197 million in Oger Telecom (the parent of Turk Telekom);

•

disposals of real estate property by the Group to the closed-end real estate investment funds Raissa and Spazio Industriale which reduced debt by €296 million. Such disposals are part of the property sales program approved by the Board of Directors’ meeting on December 21, 2005 and completed in 2006;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	reimbursements of capital and the distribution of dividends by Tiglio I, Tiglio II and Telegono (€43 million);

•	collection of the remaining receivable on the sale, in 2005, of the Finsiel group (€27 million);

•	sale of other non-current assets, reimbursements of capital and distribution of dividends by associates (€96 million);

•

the collection of the receivable for the telecommunications operating fee and the payment of the Antitrust Authority fine reduced debt by a net amount of €431 million; of that amount, €115 million refers to the payment of the fine levied by the Antitrust Authority for the alleged abuse of a dominant position and €546 million refers to the refund from the Italian government following the ruling handed down by the Regional Administrative Court of Lazio on July 10, 2006, for the principal portion of the telecommunications operating fee that Telecom Italia and TIM had paid for the year 1999 pursuant to art. 20, Law 448 dated December 23, 1998.

Securitization and factoring arrangements led to an improvement in consolidated Net Financial Debt as of December 31, 2006 of €1,499 million, as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Securitization	—	648
Factoring	1,499	615

Total	1,499	1,263

The Group’s original securitization program came to its natural end in the month of July 2006. In the second half of the year 2006, contracts were signed with leading financial counterparties for the sale of both the same type of receivables in the securitization transactions and other contracts for the sale of receivables.

Gross Financial Debt

On a consolidated basis, at December 31, 2006 our gross financial debt amounted to €46,456 million (€52,101 million at December 31, 2005) and included non-current financial liabilities (long-term debt) of €40,803 million (€42,146 million at December 31, 2005), current financial liabilities (short-term debt) of €5,653 million (€9,812 million at December 31, 2005).

As of December 31, 2006 approximately 71% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31,
	2006						2005
	Euro	%	Foreign currency(*)%		Total	%	Total	%
	(millions of euro, except percentages)
Long-term debt	27,760	84	13,043	96	40,803	88	42,146	81
Short-term debt (including current portion of long term debt)	5,172	16	481	4	5,653	12	9,812	19

Total gross financial debt	32,932	100	13,524	100	46,456	100	51,958	100

Discontinued operations/assets held for sale					—		143

Total					46,456		52,101

(*)	Before hedging transactions.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In 2006, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt increased from 81% to 88%. At December 31, 2006 approximately 30% of the long-term debt (including current portion) carried a floating rate compared to 34% at December 31, 2005.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we issue long-term debt in the capital markets under, among others:

•

the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. On December 21, 2005, the Board of Directors of Telecom Italia S.p.A. set a new maximum ceiling for its EMTN Programme, which regulates the placement, also for more than one transaction, for more than one tranche and for more than one currency, of bonds by Telecom Italia S.p.A. and/or its wholly-owned subsidiary Telecom Italia Finance S.A. under a guarantee by Telecom Italia S.p.A. The new maximum ceiling was raised to €15 billion against the previous €10 billion (of which slightly less than €8 billion had already been used at December 31, 2005). At the same time, the Board of Directors authorized the issue of non-convertible bonds in 2006 up to a maximum of €4.5 billion;

•

the Form F-3 registration statement, filed with the Securities and Exchange Commission on August 9, 2005 and effective as of August 30, 2005 which allows issuances for a total amount of U.S.$10 billion in debt at various terms, rates and maturities;

•

the Olivetti Euro Medium Term Note Programme, as updated and amended on June 8, 2001 and May 14, 2002, which allows for the issuance of a total amount of €15 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allows for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

The following table highlights the utilization of the EMTN Programme at the end of 2006 compared to the prior year.

Telecom Italia Group EMTN Programme: utilization status

	As of December 31,
	2006	2005
	(millions of Euro)
Total amount of EMTN Programme	15,000.00	10,000.00

Notes and bonds issued:(1)	10,435.40	7,839.70
of which: Telecom Italia S.p.A.	9,186.00	7,090.00
Telecom Italia Finance S.A.	1,249.40	749.70
Notes and bonds repaid:(1)	(1,000.05)	—
of which: Telecom Italia S.p.A.	(1,000.00)	—
Telecom Italia Finance S.A.	(0.05)	—

Net utilization of EMTN Programme	9,435.35	7,839.70

Remaining available amount(2)	5,564.65	2,160.30

(1)	Cumulative amount since the start of the EMTN Programme.

(2)

Two further issuances of debt for a total principal amount of €1,250 million were made in June 2007. For further details please see “Note 48—Additional U.S. GAAP Disclosures—Subsequent Events” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

With reference to the gross financial debt the following should be noted:

•	with regard to notes and bonds (including convertible notes and bonds), the following transactions took place during the year ended December 31, 2006:

•	New issues:

•

Telecom Italia S.p.A. launched three new bond issues under the €15 billion EMTN Programme: (a) on May 19, 2006, a dual-tranche issue for €750 million and GBP 400 million, respectively, and (b) on June 9, 2006 for €750 million;

•

on July 18, 2006, Telecom Italia Capital S.A. issued multi-tranche bonds on the American market for a total of U.S.$2,600 million. The issue was in three tranches for U.S.$850 million, U.S.$750 million and U.S.$1,000 million, respectively;

•

on September 14, 2006, Telecom Italia Finance S.A. extended the maturity date of the “Euro 499,717,000 Guaranteed Floating Rate Extendable Notes due 2006” to September 14, 2008. At December 31, 2006, the residual nominal debt is equal to €499,669,000; and

•

the Telecom Italia S.p.A. 2002-2022 bond, set aside for subscription by employees of the Group, at December 31, 2006 was equal to €250 million (nominal amount) and increased during 2006 by €2 million (€248 million at December 31, 2005).

•	Repurchases of bonds:

•	Telecom Italia Finance S.A. repurchased bonds equal to a total nominal amount of €128.4 million during 2006.

•	Repayments and conversions:

•	repayment of “Telecom Italia Finance S.A. €1,100,000,000 Floating Rates Notes due 2006”;

•	early repayment of “Telecom Italia S.p.A. €1,000,000,000 Floating Rates Notes due 2007”;

•	repayment of “Telecom Italia Finance S.A. 1% Exchangeable Notes due 2006”;

•	repayment of “Telecom Italia Finance S.A. 6.125% Notes due 2006”;

•	early repayment of “Telecom Italia Finance S.A. 5.625% Bonds due 2046”;

•	conversion of “Telecom Italia S.p.A. 1.5% 2001-2010 convertible notes with a repayment premium”;

•	partial repayment of “Telecom Italia Finance S.A. Extendable Floating Rate Notes due 2006”.

Our debt due to banks was €7,738 million at December 31, 2006 (€10,108 million at December 31, 2005), of which €906 million (€646 million at December 31, 2005) was short-term debt, including the current portion of long-term debt.

Notes and bonds (including convertible and exchangeable notes/bonds)

As of December 31, 2006, the non-current and current portions of notes and bonds (including convertible and exchangeable notes/bonds) amounted to €34,395 million (€37,981 million at December 31, 2005, including convertible and exchangeable notes/bonds) and consisted of the following:

	As of December 31, 2006			As of December 31, 2005
	Non-current portion	Current portion	Total	Non-current portion	Current portion	Total
	(millions of Euro)
Notes and bonds	29,856	4,050	33,906	29,281	6,181	35,462
Convertible and exchangeable notes/bonds	482	7	489	476	2,043	2,519

Total	30,338	4,057	34,395	29,757	8,224	37,981

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2006, the nominal repayment amount for notes and bonds (including convertible notes/bonds) amounted to €33,693 million (€37,219 million at December 31, 2005 including convertible and exchangeable notes) and consisted of the following:

	As of December 31, 2006	As of December 31, 2005
	(millions of Euro)
Notes and bonds	33,119	34,577
Convertible and exchangeable notes	574	2,642

Total	33,693	37,219

At December 31, 2006, outstanding convertible notes consisted of the following:

Original Currency	Nominal repayment amount (millions of Euro)	Coupon	New shares issuer	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2006 (%)	Market value as of December 31, 2006 (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	574	1.5%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	120.948	587

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2006 notes and bonds were detailed as follows:

Original Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)		Market price as of December 31, 2006 (%)	Market value as of December 31, 2006 (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%	02/01/2002	02/01/2007	99.841		100.126	1,252
Euro	750	750	3 month Euribor +0.22%	06/09/2006	06/09/2008	100		100.000	750
Euro	110	110	3 month Euribor +0.60%	04/08/2004	03/30/2009	100		100.797	111
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.56		99.390	745
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952		106.038	1,325
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100		99.270	993
Euro	750	750	4.750%	05/19/2006	05/19/2014	99.156		98.000	735
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100		97.694	117
GBP	500	744	5.625%	06/29/2005	12/29/2015	99.878		95.120	708
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.07		98.430	1,230
GBP	850	1,266	6.375%	06/24/2004	06/24/2019	98.85		100.076	1,267
Euro	250	250	6 month Euribor (Base 365)	01/01/2002	01/01/2022	100		100.000	250
GBP	400	596	5.875%	05/19/2006	05/19/2023	99.622		95.714	570
Euro	850	850	5.250%	03/17/2005	03/17/2055	99.667		84.550	719

Sub-Total		10,936							10,772

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,720	1,720	6.500%	04/24/2002	04/24/2007	100.911	(*)	100.697	1,732
Euro	1,659	1,659	5.875%	01/24/2003	01/24/2008	99.937		101.607	1,686
Euro	499.67	500	3 month Euribor +1.3%	09/14/2006	09/14/2008	100		103.259	516
Euro	1,500	1,500	5.150%(b)	02/09/1999	02/09/2009	99.633		101.501	1,523
Euro	2,210	2,210	6.575%(c)	07/30/1999	07/30/2009	98.649	(*)	105.114	2,323
Euro	2,000	2,000	7.250%(a)	04/20/2001	04/20/2011	99.214		110.221	2,204
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651	(*)	110.782	1,108
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332		109.599	932
JPY	20,000	127	3.550%	04/22/2002	05/14/2032	99.25		122.728	156
Euro	1,050	1,050	7.750%	01/24/2003	01/24/2033	109.646	(*)	118.860	1,248

Sub-Total		12,616							13,428

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	759	4.000%	10/29/2003	11/15/2008	99.953		97.326	739
USD	1,250	949	4.000%	10/06/2004	01/15/2010	99.732		95.498	906
USD	700	532	4.875%	09/28/2005	10/01/2010	99.898		97.202	517
USD	400	304	3 month US Libor +0.48%	09/28/2005	02/01/2011	100		99.476	302
USD	850	645	3 month US Libor +0.61%	07/18/2006	07/18/2011	100		99.867	644
USD	750	570	6.200%	07/18/2006	07/18/2011	99.826		101.448	578
USD	2,000	1,519	5.250%	10/29/2003	11/15/2013	99.742		95.418	1,449
USD	1,250	949	4.950%	10/06/2004	09/30/2014	99.651		92.600	879
USD	1,400	1,063	5.250%	09/28/2005	10/01/2015	99.370		93.173	990
USD	1,000	759	6.375%	10/29/2003	11/15/2033	99.558		94.430	717
USD	1,000	759	6.000%	10/06/2004	09/30/2034	99.081		90.759	689
USD	1,000	759	7.200%	07/18/2006	07/18/2036	99.440		104,022	790

Sub–Total		9,567							9,200

Total		33,119							33,400

Notes (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down notes and bonds in relation to a change in the rating”.

(*)	Weighted average issue price for notes and bonds issued with more than one tranche.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Rating Triggers

As of the date hereof Telecom Italia had the following ratings:

	As of December 31, 2006
	Rating	Outlook

Standard & Poor’s:	BBB+	Negative(1)
Moody’s:	Baa2	Negative	(2)
Fitch Ratings:	BBB+	Stable	(3)

(1)	On March 13, 2007, Standard & Poor’s confirmed its “BBB+ negative outlook” rating.

(2)	On March 12, 2007, Moody’s revised its expectations on Telecom Italia, changing its outlook from Stable to Negative, and affirmed the Baa2 rating on the company.

(3)	On March 15, 2007, Fitch Ratings confirmed its “BBB+ stable outlook” rating.

a) Telecom Italia Finance S.A. “Euro Notes”:    €2,000 million, 7% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one “notch” by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon rate of 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon payable during that period.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the coupons for these securities are currently subject to an increase of 0.25% due to a Baa2 rating assigned by Moody’s in August 2003. The increase was applied beginning from the coupon period which started in April 2004, accordingly, the coupon is equal to 7.25% for securities maturing in April 2011.

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

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors to remain in place until to the maturity date, bringing the current coupon interest rate to 5.15%.

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

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

c) Telecom Italia Finance S.A. notes:    €2,210 million, 6.575% interest, maturing July 2009

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

Financial covenants / other covenants / other features of convertible notes and bonds

Bonds issued by companies of the Group to third parties do not contain either financial covenants or terms and conditions that would require the early repayment of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor there are commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets.

For a tabular description of our debt please see “Note 18—Financial liabilities (current and non-current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Bank Facilities

Committed credit lines outstanding at the end of 2006, consisting of the Revolving Credit Facilities, amount to €8 billion, divided as follows:

•	€2 billion credit line expiring in March 2007, completely undrawn;

•	€6 billion credit line expiring in August 2012 drawn down for €1.5 billion.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

This composition and the level of the credit lines where achieved at through the repayment of the credit line expiring in 2012 and the partial cancellation of the credit line expiring in 2007, during the course of 2006. A summary follows:

	Revolving Credit Facilities expiring 2007		Revolving Credit Facilities expiring 2012		Total
(billions of Euro)	Granted	Drawn down	Granted	Drawn down	Granted	Drawn down
As of December 31, 2005	5.0	—	6.0	4.5	11.0	4.5

Situation at June 13, 2006 following repayment	3.5	—	6.0	3.0	9.5	3.0

Situation at December 20, 2006 following repayment	2.0	—	6.0	1.5	8.0	1.5

As of December 31, 2006	2.0	—	6.0	1.5	8.0	1.5

On January 15, 2007, €2 billion of the remaining available syndicated credit line expiring in March 2007 was cancelled and at the same time the Revolving Credit Facility expiring in 2012 was increased by the same amount. The new Revolving Credit Facility is therefore equal to €8 billion and, as of June 13, 2007, the total undrawn and available committed credit lines of Telecom Italia Group were equal to €6.6 billion.

Telecom Italia’s syndicated bank lines do not contain financial covenants that, if not complied with, would require the repayment of the existing loan. They do provide for the normal negative pledge clauses (within the limits of requirements for operations). These credit lines are subject, only with regard to the interest margin, to variations in the ratings which would pertain to the credit risk of the company, on the basis of a pre-set grid.

Debt to Equity Ratio.    The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Minority Interests), was 137.7% and 147.7% as of December 31, 2006 and December 31, 2005, respectively.

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

As of December 31, 2006, the Telecom Italia Group had the following items that are considered to be off-balance sheet.

Purchase commitments for €455 million related mainly to:

•	€164 million of property lease rentals under contracts lasting more than 6 years;

•	€242 million of orders to suppliers of Telenergia relating to the electrical power supply agreements reached with Endesa;

•	€17 million for the purchase by Telecom Italia Media Broadcasting of radio and television equipment in Sicily.

Sale commitments for a total amount of €2 million.

The purchase and sale commitments above refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of December 31, 2006, the Group has given guarantees of €330 million, net of €180 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of associated companies (€102 million) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I and the 49.47% interest in Tiglio II have been pledged to the banks that financed the two associates.

As of December 31, 2006 Telecom Italia Group companies have also issued support letters for a total of €141 million, mainly on behalf of associates to guarantee insurance policies, lines of credit and overdraft arrangements.

For further details please see “Note 26—Contingent assets and liabilities, commitments and other guarantees” of the Notes to the Consolidated Financial Statements.

Contractual Obligations and Commitments

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values in accordance with IFRS.

In 2007 we repaid on February 1, 2007 the “Telecom Italia S.p.A. Euro 1,250,000,000 Notes 5.625% due 2007” at maturity.

The average maturity of financial non-current liabilities was equal to 7.99 years.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2006, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,						Total
	2007	2008	2009	2010	2011	After 2011
	(millions of Euro)
Notes and bonds	2,970	3,668	3,820	2.055	4,268	16,912	33,693
Loans and other debts	623	603	265	3,265	222	3,599	8,577

Sub-total	3,593	4,271	4,085	5,320	4,490	20,511	42,270
Finance leases	149	97	64	43	20	4	377
Long rent	101	90	90	99	98	1,242	1,720

Total non-current financial debt	3,843	4,458	4,239	5,462	4,608	21,757	44,367
Current financial liabilities	472	—	—	—	—	—	472

Total	4,315	4,458	4,239	5,462	4,608	21,757	44,839

As of December 31, 2006 the carrying amounts of payables due under IFRS (including fair value adjustment and measurement at amortized cost) and the relating expiration dates were as follows:

	Amounts due as of December 31,						Total
	2007	2008	2009	2010	2011	After 2011
	(millions of Euro)
Notes and bonds	4,057	3,646	3,862	1,907	4,277	16.646	34,395
Loans and other debts	914	633	264	3,303	223	4,195	9,532

Sub-total	4,971	4,279	4,126	5,210	4,500	20,841	43,927
Finance leases	149	97	64	43	20	4	377
Long rent	120	90	90	99	98	1,242	1,739

Total non-current financial debt	5,240	4,466	4,280	5,352	4,618	22,087	46,043
Current financial liabilities	413	—	—	—	—	—	413

Total	5,653	4,466	4,280	5,352	4,618	22,087	46,456

As of December 31, 2006 the above short-term financial commitments were covered by current financial assets amounting to €8,464 million (€8,277 million at nominal amounts), which cover also the commitments maturing in 2008, without taking into account the new committed credit lines described above which have undrawn amounts of €6.6 billion.

For further details please see also “Note 24—Financial instruments” in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.6.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures on an accrual basis based on the organization by Business Unit at December 31, 2006.

	Year ended December 31,
	2006(1)	2005(1)(2)	2004(1)(2)
	(millions of Euro)
Acquisitions of tangible assets:
Wireline	1,881	1,972	1,432
Domestic Mobile	538	671	821
Brazil Mobile	342	598	701
Media	29	27	16
Olivetti	10	18	14
Other activities(3)	127	102	136

Total acquisition of tangible assets(4)	2,927	3,388	3,120
Acquisition of intangible assets(5)	2,187	1,785	1,882

Total capital expenditures(6)	5,114	5,173	5,002

(1)	All financial data exclude those relating to the consolidated companies considered as discontinued operations / assets held for sale.

(2)	The data relating to 2004 and 2005 have been reclassified and presented consistent with the 2006 presentation.

(3)	The economic and financial results of Entel Bolivia have been included in Other activities.

(4)	Acquisitions of tangible assets are mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(5)	Acquisitions of intangible assets include expenditures such as software for telecommunications systems and licenses.

(6)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2006, 2005 and 2004, cash flows generated by operating activities (€9,194 million in 2006, €9,778 million in 2005 and €10,266 in 2004) exceeded capital expenditures on an accrual basis (€5,114 million in 2006, €5,173 million in 2005 and €5,002 million in 2004).

The capital expenditures planned for the three years 2007-2009 will be approximately €15 billion. The breakdown by sector of activity is as follows:

•	Domestic Business for approximately €11.0 billion;

•	European Broadband Project for approximately €1.2 billion; and

•	Tim Brasil for approximately €2.4 billion.

For further details please see “—5.6.2 Capital Resources”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.7    RESEARCH, DEVELOPMENT AND INNOVATION

The Italian market for telecommunications is considered among the most advanced, both from a technological viewpoint and evolution of customer attitudes as well as customer consumption profiles.

Technological innovation is therefore an essential and differentiating factor permitting the Telecom Italia Group to develop a competitive advantage and maintain leadership in an increasingly competitive market.

The technological and innovative advances the Group has made over the years in the design, development and adoption of state-of-the-art networks, terminals and services, has also been utilized in foreign countries where the Group operates through subsidiaries.

Technological research and development activities are carried out by the operational and business units (Network, Market, Information Technology, Web & Media and Security) as well as by Olivetti in addition to the “Innovation & Engineering Services” department (former Telecom Italia Lab) of Operations where all the activities and competences concerning basic research, the assessment of developing technologies and the “intra-moenia” development are concentrated.

The technological research and development of Telecom Italia Group arises moreover from the strategic partnerships with the most important manufacturers of telecommunication equipment and systems and with research centers of excellence in the most qualified academic institutions both at the national and international level.

Technological research and development activities range from reviews of basic technologies, aimed at increasing network and system efficiency, to complex activities involving the radical review of platforms, services and architectures; the effort concentrated on the field by business unit operational departments is therefore essential to assure the compliance of new services with customer needs and the continuous improvement of service quality.

During 2006, the innovative investments of Telecom Italia Group in tangible and intangible assets were approximately €3,200 million. Internal resources devoted to these activities as well as to research, in Italy, and Brazil, comprise approximately 6,300 employees, with an overall commitment equal to about €540 million (of which about €130 million is already included in the investments).

Total research and development costs incurred in 2006 amounted to approximately €133 million (€180 million in 2005 and €181 million in 2004) and included external costs, labor costs of dedicated staff and depreciation and amortization.

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2006—Reconciliation Of IFRS To U.S. GAAP

5.8    CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 2006—RECONCILIATION OF IFRS TO U.S. GAAP

During the three years ended December 31, 2006, 2005 and 2004, the Telecom Italia Group engaged in certain significant transactions which, under U.S. GAAP, gave rise to material differences in net income and equity when compared to IFRS. In addition, the application of the IFRS first time adoption at the transition date (January 1, 2004), as well as of certain U.S. GAAP accounting principles, led to material adjustments to IFRS net income and equity. In particular, the most significant differences arose from the following:

•	business combinations prior to the adoption of IFRS;

•	TIM Acquisition of Minority Interest in 2005;

•	rationalization of the Group’s Internet operations;

•	sale of real estate properties (Magnum Project);

•	different basis of reference for the impairment test of goodwill (Cash Generating Unit under IFRS and Reporting Unit under U.S. GAAP);

•	capitalization of interest on assets under construction under U.S. GAAP (under IFRS, as permitted, Telecom Italia has elected to charge interest to the statement of income);

•	deferred taxes on tax suspension equity reserves.

As a result of the foregoing elements there are material differences in reconciling Net income attributable to equity holders of the Parent for the three-year period ended December 31, 2006 under IFRS and Equity attributable to equity holders of the Parent as of December 31, 2006 and 2005 under IFRS to U.S. GAAP relevant amounts. The following is a discussion of the U.S. GAAP treatment of such transactions and the application of the described U.S. GAAP accounting principles and the impact on Net income attributable to equity holders of the Parent under IFRS for the three-year period ended December 31, 2006 and Equity attributable to equity holders of the Parent under IFRS as of December 31, 2006 and 2005. For a complete description of the Telecom Italia Group’s reconciliation and other required U.S. GAAP disclosures see Notes 46, 47, and 48 of the Notes to the 2006 Consolidated Financial Statements included elsewhere herein.

5.8.1    YEAR ENDED DECEMBER 31, 2006

Net income attributable to equity holders of the Parent

Under IFRS, Net income attributable to equity holders of the Parent was € 3,014 million in 2006, compared to net income of €1,862 million under U.S. GAAP. The decrease in net income of €1,152 million is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the IFRS results. The most significant items affecting the 2006 results are as follows:

•

business combinations prior to the adoption of IFRS:    Telecom Italia elected not to apply IFRS 3 “Business Combinations”, to prior year business combinations (which mainly include Old Telecom Italia acquisitions that occurred in the period 1999-2003) as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. As a result, under IFRS, certain differences relating to business combinations prior to 2004 were accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued). U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets besides goodwill, that are being amortized with an increase in depreciation and amortization expense of €789 million. Moreover, due to the sale and leaseback transitions on assets, €174 million of prior year purchase allocation on real estate assets has been written off on disposal of the related assets;

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

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2006—Reconciliation Of IFRS To U.S. GAAP

recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization expense of €686 million for the year;

•

tax effect on reconciling items:    in 2006 the additional tax benefit of €624 million recorded for U.S. GAAP related mainly to the additional amortization and depreciation expense recorded for intangible and tangible assets described above;

•

discontinued operations/assets held for sale:    an additional net income of €105 million in 2006 was recorded under U.S. GAAP entirely relating to the disposal of the subsidiary Digitel Venezuela. The disposal of Digitel Venezuela led to the reversal to the statement of income of the cumulative translation adjustments which under IFRS first time adoption were recognized only from January 1, 2004.

Equity attributable to equity holders of the Parent

Equity attributable to equity holders of the Parent, under IFRS was €26,018 million at December 31, 2006, compared to €43,823 million for U.S. GAAP. The overall impact of the U.S. GAAP adjustments was to increase equity attributable to equity holders of the Parent by €17,805 million. The most significant items affecting this increase are as follows:

•

business combinations prior to the adoption of IFRS:    as explained above in more details U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets, that are being amortized, as well as goodwill. The application of this accounting treatment resulted in an increase of €21,790 million of the equity (gross of minority interests and taxes) as of December 31, 2006;

•

TIM Acquisition of Minority Interest in 2005:    as explained above in more detail, under U.S. GAAP, which requires the application of the purchase method and step acquisition accounting, the price allocation resulted in the recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization expense for the year. Such accounting treatment resulted in an increase of €2,430 million of the equity (gross of minority interests and taxes) as of December 31, 2006;

•

capitalization of interest:    under IFRS, Telecom Italia has elected not to capitalize interest on assets under construction. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized prior to 2004 relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. Such different accounting treatment resulted in an increase of €717 million of the equity (gross of minority interests and taxes) as of December 31, 2006;

•

deferred taxes on tax-suspension equity reserves:    under IFRS, IAS 12 “Income taxes”, allows, under certain conditions, not to record deferred income taxes on tax suspension equity reserves, whereas, under U.S. GAAP, SFAS 109 “Accounting for Income Taxes” provides that deferred taxes, in any case, shall be provided. Such different accounting treatment resulted in an increase in deferred tax liability and consequently a decrease of €257 million of equity as of December 31, 2006;

•

tax effect on reconciling items:    these effects resulted in a decrease of €7,078 million in equity (gross of minority interests) as of December 31, 2006, and mainly relate to additional tangible and intangible assets (excluding goodwill) arising from the above business combinations.

Total liabilities under IFRS were €62,359 million versus €70,449 million (excluding minority interests) for U.S. GAAP. In particular, excluding financial liabilities relating to discontinued operations/assets held for sale, non-current financial liabilities were €41,712 million under U.S. GAAP at the end of 2006, versus €40,803 million under IFRS, with an increase of €909 million under U.S. GAAP. Such increase mainly arose from:

•

the different accounting treatment of some aspects of real estate transactions entered into by the Telecom Italia Group, mainly in previous years. Under IFRS, such transactions have been recorded in accordance with the finance method, except for the land element which, in absence of a contractual

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2006—Reconciliation Of IFRS To U.S. GAAP

purchase option or passage of title to Telecom Italia, was treated as an operating lease. Such accounting treatment was also followed under U.S. GAAP except for the land element which, when less than 25% of the fair value of the property, was treated as a finance lease with an additional increase in debt. The additional debt amounts to €660 million;

•

the application of the purchase accounting method to the Old Telecom Italia Acquisition under U.S. GAAP, which led to the valuation of liabilities at fair values and an increase of debt of €130 million.

5.8.2    YEAR ENDED DECEMBER 31, 2005

Net income attributable to equity holders of the Parent

Under IFRS, Net income attributable to equity holders of the Parent was €3,216 million in 2005, compared to net income of €1,939 million under U.S. GAAP. The decrease in net income of €1,277 million is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the IFRS results. The most significant items affecting the 2005 results are as follows:

•

business combinations prior to the adoption of IFRS:    as a result of the accounting treatment described above under 5.8.1 Year Ended December 31, 2006 there was an increase in depreciation and amortization expense of €860 million. Moreover, due to the sale and leaseback transactions on assets, €366 million of prior year purchase allocation on real estate assets has been written off on disposal of the related assets;

•

TIM Acquisition of Minority Interest in 2005:    due to the accounting treatment described above for the TIM acquisition, the price allocation resulted in the recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization of €529 million for the year;

•

tax effect on reconciling items:    in 2005 the additional tax benefit of €558 million recorded for U.S. GAAP related mainly to the additional amortization and depreciation expense recorded for intangible and tangible assets described above;

•

discontinued operations/assets held for sale: an additional net loss of €175 million in 2005 was recorded under U.S. GAAP almost entirely relating to the disposal of the subsidiaries Entel Chile and TIM Perù. Such disposals led to the reversal to the statement of income of the cumulative translation adjustments which under IFRS first time adoption were recognized only from January 1, 2004.

Equity attributable to equity holders of the Parent

Equity, attributable to equity holders of the Parent, under IFRS was €25,662 million at December 31, 2005, compared to €44,631 million for U.S. GAAP. The overall impact of the U.S. GAAP adjustments was to increase Equity attributable to equity holders of the Parent by €18,969 million. The most significant items affecting this increase are as follows:

•

business combinations prior to the adoption of IFRS:    as explained above in more detail, U.S. GAAP requires that the assets and liabilities purchased be recorded at fair value for all business combinations. As a result, these transactions gave rise to classes of assets, in particular tangible and intangible assets, that are being amortized, as well as goodwill. The application of this accounting treatment resulted in an increase of €22,592 million of the equity (gross of minority interests and taxes) as of December 31, 2005;

•

TIM Acquisition of Minority Interest in 2005:    as explained above in more detail, under U.S. GAAP, which requires the application of the purchase method and step acquisition accounting, the price allocation resulted in the recognition of a reduction of goodwill due to the allocation of the purchase price to the fair value of the Group’s share of identifiable intangible assets acquired and an increase in amortization for the year. Such accounting treatment resulted in an increase of €3,075 million of the equity (gross of minority interests and taxes) as of December 31, 2005;

•

rationalization of the Group’s Internet operations:    as described in Note 3 of the Notes to the 2006 Consolidated Financial Statements included elsewhere herein, under IFRS, the acquisition in 2005 of the Internet business from Telecom Italia Media was treated as a transaction among shareholders, and the

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2006—Reconciliation Of IFRS To U.S. GAAP

difference between the price paid and the share of the underlying net assets acquired (€364 million) was included as a movement of equity. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and the excess of the purchase price over the share of net assets acquired was allocated to brand name, customer list and other intangibles for a total amount of approximately €285 million and to goodwill for approximately €83 million. Such different accounting treatment resulted in an increase of €346 million of the equity (gross of minority interests and taxes) as of December 31, 2005;

•

capitalization of interest:    as a result of the treatment of capitalized interest, under U.S. GAAP there was an increase of €752 million of the equity (gross of Minority Interests and taxes) as of December 31, 2005, a large part of the interest capitalized prior to 2004 relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004;

•

deferred taxes on tax-suspension equity reserves:    under IFRS, IAS 12 “Income taxes”, allows, under certain conditions, not to record deferred income taxes on tax suspension equity reserves, whereas, under U.S. GAAP, SFAS 109 “Accounting for Income Taxes” provides that deferred taxes, in any case, shall be provided. Such different accounting treatment resulted in an increase in deferred tax liability and consequently a decrease of €257 million of equity as of December 31, 2005;

•

tax effect on reconciling items:    these effects resulted in a decrease of €7,694 million in equity (gross of minority interests) as of December 31, 2005, and mainly relate to additional tangible and intangible assets (excluding goodwill) arising from the above business combinations.

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

5.8.3    YEAR ENDED DECEMBER 31, 2004

Net income attributable to equity holders of the Parent

Under IFRS, Net income attributable to equity holders of the Parent was €1,815 million in 2004, compared to net income of €1,541 million under U.S. GAAP. The decrease in net income under U.S. GAAP of €274 million is largely attributable to certain of the transactions as well as the application of certain of the U.S. GAAP accounting principles described above which resulted in material adjustments to the IFRS results. The most significant items affecting the 2004 results are as follows:

•

business combinations prior to the adoption of IFRS:    as a result of the o the accounting treatment described above under 5.8.1 Year Ended December 31, 2006, there was an increase in depreciation and amortization expense for the year of €978 million;

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

Item 5. Operating And Financial Review And Prospects	Consolidated Financial Statements As Of And For The Three Year Period Ended December 31, 2006—Reconciliation Of IFRS To U.S. GAAP

purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 “Segment Reporting”. Under U.S. GAAP, the Group ceased amortizing goodwill on January 1, 2002, upon the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, whereas under IFRS first time adoption the Group ceased amortizing goodwill on January 1, 2004.

As explained in more detail in Note 46.1 of the Notes to the Consolidated Financial Statements, in accordance with SFAS 142, the first step in the test for impairment of goodwill is to identify potential impairment by comparing the fair value of a “reporting unit” (which encompasses a wider meaning than “cash generating unit” adopted by IFRS) with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

As a result, certain impairment losses recorded under IFRS were deemed not necessary under U.S. GAAP and therefore have been reversed to the statement of income with a positive effect on income of €438 million;

•

tax effect on reconciling items:    in 2004 the additional tax benefit of €334 million recorded for U.S. GAAP related mainly to the additional amortization and depreciation expense recorded for intangible and tangible assets described above in connection with the above business combinations and acquisitions;

•

minority interests on reconciling items:    the negative impact on income in accordance with U.S. GAAP of €186 million relates mainly to the reversal of goodwill impairment as above and to other minor U.S. GAAP adjustments.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

5.9    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 5.10. Quantitative and Qualitative Disclosures About Market Risks” contain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from longer established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

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

•

our ability to achieve the planned synergies expected to be generated by the convergence between fixed telephony, mobile, broadband internet and media content including in expenses, capital expenditures and capacity to launch new convergent services;

•	the success of our customer loyalty and retention programs and the impact of such programs on our revenues;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2007-2009 period;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on broadband;

•	our ability to successfully strengthen our business and exploit new adjacent markets, such as Pay-TV and IT services;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

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

5.10    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The following discussion should be read in conjunction with the “Note 2—Accounting Policies”, “Note 4—Financial Risk management”, “Note 24—Financial Instruments” and “Note 48—Additional U.S. GAAP Disclosures” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

Derivative financial instruments at December 31, 2006 are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and, if necessary, at another date.

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

5.10.1    DEBT POLICY

Telecom Italia Group’s debt used to support the financing of its domestic and international businesses contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, Telecom Italia Group’s policy is to utilize a defined ratio of floating rate and fixed rate debt with a different range of maturities. Telecom Italia Group’s policy is intended to optimize the cost of funding/risk exposure mix, utilizing as providers of funds domestic and international capital markets and supranational agencies such as the European Investment Bank. Telecom Italia Group policies address the use of financial derivatives, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and obtain more favorable terms from the counterparts. In addition, Telecom Italia has a centralized treasury that provides financial assistance to its subsidiaries worldwide and usually operates as the Telecom Italia Group’s main banker, allocating resources according to needs. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

The table below sets forth, for the periods indicated, the aggregate nominal amount of total long-term financial liabilities (including current portion and leases payable/long rent and excluding discontinued operations/assets held for sale) due in each year through 2011 and thereafter.

	Amounts due in the year ended December 31,						Total as of December 31, 2006
	2007	2008	2009	2010	2011	Thereafter
	(millions of Euro)
Fixed Rate financial liabilities	3,310	1,864	3,992	3,728	2,875	15,005	30,774
Floating Rate financial liabilities	533	2,594	247	1,734	1,733	6,752	13,593

Total	3,843	4,458	4,239	5,462	4,608	21,757	44,367

As of December 31, 2006, the fair value of such outstanding debt amounted to approximately €44,716 million. The financial debt’s market value is estimated on the basis of the present value as of December 31, 2006 of the future cash flows.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

The table below sets forth, for the periods indicated, the aggregate nominal amount of long-term debt outstanding at December 31, 2006 (excluding current portion of long-term debt and leases payable/long rent) and the average interest rate, broken down into fixed and floating.

	Amounts due in the year ended December 31,
	2007	2008	2009	2010	2011	2012	Thereafter
	(millions of Euro, except percentages)
Long-Term Fixed Rate Debt	19,922	18,235	14,497	13,896	11,127	8,863	6,484
Average Fixed Rate	5.71%	5.70%	5.63%	5.81%	5.64%	5.38%	5.20%
Long-Term Floating Rate Debt Swapped into Fixed Rate Debt	5,742	5,742	5,632	2,632	2,632	132	132
Average Swapped into Fixed Rate	3.39%	3.39%	3.36%	3.69%	3.69%	4.21%	4.21%
Average Total Fixed Rate	5.31%	5.15%	4.99%	5.47%	5.27%	5.36%	5.18%

Total Fixed Rate Debt	25,664	23,977	20,129	16,528	13,759	8,995	6,616

Long-Term Floating Rate Debt	5,354	3,531	3,309	3,082	1,943	1,831	1,253
Average Floating Rate	4.66%	4.65%	4.17%	4.05%	4.20%	3.93%	3.75%
Long-Term Fixed Rate Debt Swapped into Floating Rate Debt	7,659	6,897	6,884	5,391	4,809	4,801	4,799
Average Swapped into Floating Rate	3.65%	3.48%	3.46%	3.59%	3.65%	3.64%	3.64%
Average Total Floating Rate	4.07%	3.88%	3.69%	3.76%	3.81%	3.72%	3.66%

Total Floating Rate Debt	13,013	10,428	10,193	8,473	6,752	6,632	6,052

Total Long-Term Debt	38,677	34,405	30,322	25,001	20,511	15,627	12,668

As of December 31, 2006, approximately 68% of Telecom Italia Group’s long-term debt was denominated in Euro, while the remainder, €13,043 million, was denominated in foreign currencies primarily U.S.$, Pound Sterling, Brazilian Reais and Japanese Yen. After taking into account the Company’s derivative financial instruments, the Company’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2006, approximately 30% of the long-term debt (including current portion) carried a floating rate.

5.10.2    MARKET RISK POLICY

Telecom Italia Group’s policies regarding market risk consist of the following:

•

the Finance Department advises on the maximum level of interest rate risk to which the Telecom Italia Group should be exposed, to an internal committee which meets on a regular basis in order to monitor the activities and the level and value of the current market risk exposures; the Centralized Treasury, operating as a service center, within the Finance Department supplies financial services and actively supports our subsidiaries according to their requirements and local circumstances;

•	we use derivative financial instruments to manage these financial market risks, and have established policies to handle and mitigate the adverse effects of these exposures; and

•

we continually evaluate the credit quality of counterparties to minimize the risk of non-performance. The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

For further details, please see “Note 4—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.10.3    FINANCIAL INSTRUMENTS

❖	INTEREST RATE AND FOREIGN EXCHANGE RISK MANAGEMENT

We have established a set of guidelines in order to manage financial risks. In particular, an internal committee monitors exposure to market risks (both interest rate and foreign exchange risk), the use of financial derivatives for the management of those risks and credit risks. Counterparties in derivatives are banks and financial institutions having generally a rating not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies, which is constantly monitored in order to minimize credit risk.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

We seek to diversify and minimize interest rate exposure of our operating and financing activities through portfolio diversification and, according to the evaluation of our exposures, selectively enter into derivatives instruments. Since our corporate objective is pursued through our commercial operations, i.e., the sale of telecommunications and media services, foreign exchange exposures are normally hedged, provided the risks would affect our cash flows.

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or is present with bond issues, mainly Europe, the United States, Great Britain and Latin America.

The risk management policies of the Telecom Italia Group aim to diversify market risks and minimize interest rate exposure by suitable portfolio diversification, which is also implemented by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established at 70% for the fixed-rate component and 30% for the floating-rate component.

The Group mainly uses derivative financial instruments to manage market risks:

•	Interest Rate Swaps (IRS) are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issues in currencies other than the euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

As a result of the above policies, at December 31, 2006, the exchange rate risk on the financial payables assumed by the Group denominated in currencies other than Euro is completely hedged.

To determine the market value of the financial derivatives, we use various pricing models. The market value of IRS and of CCIRS reflects the difference between the fixed rate to be paid/received and the interest rate (having the same expiration date as the swap) assessed on the basis of the market environment on the evaluation date. With regard to IRS the principal amount is not exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received or paid at the interest payment date.

The market value of CCIRS also depends on the difference between the reference foreign exchange rate on the agreement date and the foreign exchange rate on the valuation date, since generally CCIRS involve the exchange of principal in the respective currencies of denomination at maturity and, if necessary, at another date, in addition to the settlement of periodic interest flows.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

❖	Telecom Italia Group Derivative Instruments

As of December 31, 2006 the total notional amount of our derivative instruments amounted to €22,252 million, of which €21,880 million related to derivative instruments on debt positions and €372 million related to derivative instruments on financial assets and on short-term treasury operations, as detailed in the following table:

Type of derivative	Hedged Risk		Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2006
			(millions of Euro)
Interest Rate Swaps	Interest Rate Risk		—	—
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk		8,623	(787)

Fair Value Hedge Derivatives			8,623	(787)

Interest Rate Swaps	Interest Rate Risk		4,230	102
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk		6,119	(538)
Forward and Forex Options	Foreign Currency Exchange Rate Risk		—	—

Cash Flow Hedge Derivatives			10,349	(436)

Interest Rate Swaps	Interest Rate Risk		2,878	5
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk		30	1

Non-Hedge Accounting Derivatives			2,908	6

Total Derivative Instruments on Debt Positions		(a)	21,880	(1,217)

Commodity Swaps	Commodity Risk		89	(6)
Forward and Forex Options	Foreign Currency Exchange Rate Risk		5	—

Cash Flow Hedge Derivatives			94	(6)

Currency Forwards	Foreign Currency Exchange Rate Risk		278	—

Non-Hedge Accounting Derivatives			278	—

Derivative Instruments on Financial Assets and on Short-term Treasury Operations		(b)	372	(6)

Total Telecom Italia Group Derivatives		(a+b)	22,252	(1,223)

•	DERIVATIVE INSTRUMENTS ON DEBT POSITIONS

The following tables give a description of our financial derivative contracts outstanding as of December 31, 2006, to manage the debt positions. The notional amount is net of compounded derivatives. Whenever a derivative is set up on another derivative, the notional amount is reported once and the net effect of the two compounded derivatives is considered.

	Notional amount at 12/31/2006	Market value of derivatives at 12/31/2006 (a)	Market value of underlying debt positions at 12/31/2006 (b)	Market value of debt including related derivatives at 12/31/2006 (c)=(b-a)	Market value of derivatives at 12/31/2005
	(millions of Euro)
Interest rate swaps and interest rate options	7,108	107	7,108	7,001	6
Cross-currency and interest rate swaps	14,772	(1,324)	13,497	14,821	(468)

Total	21,880	(*)(1,217)	20,605	21,822	(*)(462)

(*)	Most of the market value of derivatives is attributable to the currency exchange variations which are offset by the currency exchange variations on the underlying position.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

As of December 31, 2006, derivative instruments on debt positions are classified as follows by maturity:

	2007	2008	2009	2010	2011	Thereafter	Total	Market value of underlying debt position at 12/31/2006
	(millions of Euro)
Derivatives on Debt Positions	4,346	851	110	5,593	1,597	9,383	21,880	20,605

The following tables set forth a description of our financial derivative contracts outstanding as of December 31, 2006, used to hedge debt positions.

INTEREST RATE SWAPS

At December 31, 2006, Telecom Italia Group companies had IRS relating to financial liabilities recorded in the financial statements, for total principal equal to the notional amount of €7,108 million. Details of such contracts are set forth in the table below.

Maturities
Interest Rate Derivatives	2007	2008	2009	2010	2011	Thereafter	Total	Mark to Market
	(millions of Euro)
EUR Interest Rate Swaps
Receive variable, pay fixed
Amount	2,798		110	3,000		120	6,028	99
Average pay rate	3.91%		3.35%	3.09%		4.16%
Average receive rate	6M Euribor		3M Euribor + 60 bps	6M Euribor		3M Euribor + 66 bps
Amount				1,000			1,000	5
Average pay rate				4.54%
Average receive rate				3M Euribor +53 bps

Sub-total	2,798	—	110	4,000	—	120	7,028	104

EUR Interest Rate Swaps
Receive variable, pay variable
Amount	22						22	0
Average pay rate	6M Euribor – 3 bps
Average receive rate	Rendiob, Bot, Rendistato (1)

Reais Interest Rate Swaps
Receive fixed, pay variable
Amount	14	13	10	9	7	5	58	3
Average pay rate	74%	73.7%	73.7%	73.6%	73.6%	72%
	CDI (2)	CDI (2)	CDI (2)	CDI (2)	CDI (2)	CDI (2)
Average receive rate	11.30%	11.30%	11.30%	11.30%	11.30%	11.30%

Total	2,834	13	120	4,009	7	125	7,108	107

(1)	Rolint, Robot, Rendint and Rendiob are customary domestic Italian parameters for medium / long term debt.

(2)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2006 this rate was around 13.17%.

For a further discussion of interest rate swaps see “Note 4, Financial Risk Management” of our Notes to our Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

Cross-Currency And Interest Rate Swaps And Currency Forwards

At December 31, 2006, Telecom Italia Group companies had CCIRS contracts relating to financial liabilities recorded in the financial statements, for total principal equal to a notional amount of €14,772 million. Details of such contracts are set forth in the table below. References to “JPY” are to Japanese Yen and “BRL” to Brazilian Real.

Maturities
Foreign Exchange Derivatives	2007	2008	2009	2010	2011	Thereafter	Total	Mark to Market
	(millions of Euro)
CCIRS
Receive fixed USD, pay variable Euro
Amount		850		1,014	593	1,817	4,274	(421)
Average pay rate		3M Euribor +53 bps		6M Euribor +41 bps	6M Euribor +71 bps	6M Euribor +83 bps
Average receive rate		4.0%		4.0%	6.2%	5.4%
Amount				579		1,156	1,735	(194)
Average pay rate				6M Euribor +55 bps		6M Euribor +75 bps
Average receive rate				4.88%		5.25%

Sub-total	—	850	—	1,593	593	2,973	6,009	(615)

Receive fixed USD, pay fixed Euro
Amount						791	791	(22)
Average pay rate						5.88%
Average receive rate						7.2%

Amount						849	849	(202)
Average pay rate						6.00%
Average receive rate						6.38%

Amount						1,709	1,709	(267)
Average pay rate						5.04%
Average receive rate						5.25%

Sub-total	—	—	—	—	—	3,349	3,349	(491)

Receive dual currency (fixed USD rate, JPY principal at maturity), pay fixed Euro
Amount						174	174	(72)
Average pay rate						6.94%
Average receive rate						5.00%

Receive fixed Yen, pay variable Euro
Amount						171	171	(80)
Average pay rate						6M Euribor + 246 bps
Average receive rate						3.55%

Receive variable USD, pay variable Euro
Amount	150				333		483	(43)
Average pay rate	3M Euribor -4 bps				6M Euribor + 56 bps
Average receive rate	3M USD Libor - 7 bps				3M USD Libor + 48 bps

Amount					671		671	(26)
Average pay rate					6M Euribor + 71 bps
Average receive rate					3M USD Libor + 61 bps

Sub-total	150	—	—	—	1,004	—	1,154	(69)

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

Maturities
Foreign Exchange Derivatives	2007	2008	2009	2010	2011	Thereafter	Total	Mark to Market
	(millions of Euro)
CCIRS
Receive fixed GBP, pay variable Euro
Amount	685						685	(15)
Average pay rate	6M Euribor +67 bps
Average receive rate	6.375%
Amount	604						604	(8)
Average pay rate	3M Euribor +73 bps
Average receive rate	6.375%

Sub-total	1,289	—	—	—	—	—	1,289	(23)

Receive fixed GBP, pay fixed Euro
Amount						751	751	13
Average pay rate						4.34%
Average receive rate						5.63%

Amount						587	587	(3)
Average pay rate						5.53%
Average receive rate						5.88%

Amount						1,258	1,258	15
Average pay rate						5.31%
Average receive rate						6.38%

Sub-total	—	—	—	—	—	2,596	2,596	25

Receive fixed USD, pay variable BRL
Amount	23	1					24	1
Average pay rate	115.2%	128.3%
	CDI (1)	CDI (1)
Average receive rate	Exchange rate variation + 5.8% spread	Exchange rate variation + 8.4% spread

Receive fixed JPY, pay variable BRL
Amount	6						6	0
Average pay rate	109% CDI (1)
Average receive rate	Exchange rate variation + 0.1% spread

Total	1,468	851	—	1,593	1,597	9,263	14,772	(1,324)

(1)	The CDI is the customary domestic Brazilian measure of overnight interest rate. As of December 31, 2006 this rate was around 13.17%.

Item 5. Operating And Financial Review And Prospects	Quantitative And Qualitative Disclosures About Market Risks

•	DERIVATIVE INSTRUMENTS ON FINANCIAL ASSETS AND ON SHORT-TERM TREASURY OPERATIONS

The Telecom Italia Group also entered into derivative contracts to manage the interest rate and foreign currency risk on treasury operations for a nominal amount of approximately €372 million.

Description	Equivalent notional amount
(millions of Euro)
Non Hedge Accounting
Commodity Swaps (Telecom Italia S.p.A.)	89
Forward and Forex Options (Telecom Media News S.p.A.)	5
Currency Forward transactions (Telecom Italia Finance S.A.).	186
Currency Forward transactions (Telecom Italia S.p.A.).	37
Currency Forward transactions (Telecom Italia Capital S.A.).	6
Currency Forward transactions (Telecom Italia Sparkle S.p.A.)	43
Currency Forward transactions (Olivetti S.p.A.)	6

Total	372

The market value of derivatives on financial assets and short-term treasury operations as of December 31, 2006 was a net loss of approximately €6 million compared to a net loss of €11 million as of December 31, 2005. The market value of short-term treasury operations has been measured by discounting at December 31, 2006, for each transaction, the product between (i) the amount purchased/sold and (ii) the difference between the contractual exchange rate and the forward exchange rate as of December 31, 2006 having the same maturity date.

For a further discussion of derivative instruments on financial assets and on short-term treasury operations see “Note 4, Financial Risk Management”, of our Notes to our Consolidated Financial Statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees	Directors

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

The shareholders’ meeting held on May 6, 2004 established that the Board of Directors of Telecom Italia S.p.A. be composed of 19 members and appointed the Board of Directors of Telecom Italia S.p.A. for the three years ending upon the approval of the financial statements for the year ended December 31, 2006. The shareholders’ meeting held on April 7, 2005 then revised the number of members of the Board of Directors to 21 and appointed Marco De Benedetti and Enzo Grilli as directors to complement the original Board.

The shareholders’ meeting held on April 13, 2006 appointed Diana Bracco and Vittorio Merloni as directors following the resignations of Marco De Benedetti and Giovanni Consorte.

On September 15, 2006, Marco Tronchetti Provera submitted his resignation as Chairman and director of the Board. On the same day, the Board of Directors appointed Guido Rossi as Chairman while Carlo Orazio Buora (then CEO) was appointed Executive Deputy Chairman and the post of CEO held by Riccardo Ruggiero remained unchanged.

In October 2006, Enzo Grilli passed away and on April 6, 2007 Guido Rossi resigned as Chairman of the Board of Directors and as a director, without the Board of Directors appointing new directors to replace them.

The shareholders’ meeting held on April 16, 2007 established that the Board of Directors of Telecom Italia S.p.A. be composed of 19 members and appointed the Board of Directors of Telecom Italia S.p.A. for a one year period ending upon the approval of the financial statements for the year ended December 31, 2007.

On April 17, 2007, the Board of Directors of Telecom Italia S.p.A. appointed Pasquale Pistorio as Chairman and confirmed Carlo Orazio Buora as Executive Deputy Chairman and Riccardo Ruggiero as Chief Executive Officer.

The following are the members of the Board of Directors of Telecom Italia as of June 13, 2007.

Name	Age	Position	Appointed
Pasquale Pistorio	71	Chairman	2004
Carlo Orazio Buora	61	Executive Deputy Chairman	2003
Riccardo Ruggiero	46	Chief Executive Officer	2003
Paolo Baratta(1)	67	Director	2004
Gilberto Benetton	65	Director	2003
Diana Bracco(1)	65	Director	2006
Stefano Cao(1)	55	Director	2007
Renzo Capra(1)	77	Director	2007
Claudio De Conto	44	Director	2007
Domenico De Sole(1)	63	Director	2004
Luigi Fausti(1)	78	Director	2003
Jean Paul Fitoussi(1)	64	Director	2004
Luciano Gobbi	54	Director	2007
Aldo Minucci	60	Director	2007
Gianni Mion	63	Director	2003
Renato Pagliaro	50	Director	2004
Carlo Alessandro Puri Negri	54	Director	2003
Cesare Giovanni Vecchio(1)	45	Director	2007
Luigi Zingales(1)	44	Director	2007

(1)

Independent Directors. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

As of June 13, 2007, the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Francesco Umile Chiappetta.

In 2006:

•	the Board of Directors met eight times, with such meetings generally scheduled pursuant to a timetable set forth in advance;

Item 6. Directors, Senior Management and Employees	Directors

•

the Internal Control and Corporate Governance Committee (Guido Ferrarini—Chairman, Francesco Denozza, Domenico De Sole and Marco Onado) held 15 meetings. The Committee meetings are normally attended by the Chairman of the Board of Auditors or by another auditor it designates; where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors have held joint meetings;

•	the Remuneration Committee (Luigi Fausti—Chairman, Pasquale Pistorio and Paolo Baratta) met 5 times;

•	the Strategy Committee (the Chairman of the Board, the Executive Deputy Chairman Carlo Orazio Buora, and Directors Domenico De Sole, Marco Onado and Pasquale Pistorio) met 3 times.

In 2006 the Chairman of the Internal Control and Corporate Governance Committee (Guido Ferrarini) acted as Lead Independent Director.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10. Additional Information—10.1 Corporate Governance”.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors.

Pasquale Pistorio:    Pasquale Pistorio was born in Agira (Enna), in 1936. Mr. Pistorio has been a Director of Telecom Italia since May 6, 2004. He was appointed Chairman of Telecom Italia S.p.A. on April 17, 2007. Pasquale Pistorio spent the first 17 years of his career at Motorola before taking the helm of ltaly’s SGS Microelettronica in 1980. In May 1987, SGS and France’s Thomson Semiconducteurs merged to create SGS-THOMSON Microelectronics, now ST Microelectronics N.V.. Under Pasquale Pistorio’s guidance, ST Microelectronics established itself as a broad range manufacturer and rose through the world semiconductor ranks from number 15 in 1987 to one of the top five companies in the industry. In the last 25 years, Pasquale Pistorio has championed the cause of Europe’s mìcroelectronics industry and has been on the Board of MEDEA+ and Chairman of the European Union’s Technology Platform (ENIAC). He has also been a firm advocate of corporate social responsibility, especially in the environmental field, for ethical and social reasons, as well as his conviction that environmentally friendly companies are more competitive. He has been a member of the United Nations Task Force dedicated to bridging the Digital Divide. Since May 2004 Pasquale Pistorio was called to take the position of Deputy Chairman for Research and Innovation of Confindustria, the Confederation of Italian Industrialists and in this role he is a staunch advocate of research as a top priority for the political agenda of the country. He is also a Director of the Boards of Fiat Group and Chartered Semiconductors (Singapore). Throughout his career Pasquale Pistorio has received numerous awards and honors for his achievements. Upon his retirement as President and CEO of ST Microelectronics N.V. on March 18, 2005, Pistorio was appointed Honorary Chairman of the Company.

Carlo Orazio Buora:    Carlo Orazio Buora was born in Milan, in 1946. Mr. Buora has been Executive Deputy Chairman of Telecom Italia S.p.A. since September 15, 2006 and from November 2001 to April 2007 Managing Director. He began working in finance with the BNL group. Afterwards he became head of Finance and Administration at Merloni Finanziaria and Chief Financial Officer at Snia Viscosa. In 1984 he joined the Fiat group. In 1989 he was appointed Deputy General Manager of Telettra and subsequently General Manager of the Benetton group, a position he held until 1991. In November 1991 he joined the Pirelli group as central manager for finance and administration and was appointed General Manager in 1992. In 1999 he became a general partner of Pirelli & C. S.a.p.a. and in 2001 was appointed Managing Director of Pirelli & C. S.p.A. Upon his appointment as Executive Deputy Chairman at Telecom Italia, in November 2006, Mr. Buora relinquished all of his positions in the Pirelli group. Mr. Buora is also a Director of Mediobanca S.p.A. and is a Board member of the European Oncology Institute. Since January 2004, he has been Deputy Chairman of F.C. Internazionale S.p.A..

Riccardo Ruggiero:    Riccardo Ruggiero was born in Naples, in 1960. Since October 1, 2001 Mr. Ruggiero has been Head of the Telecom Italia Group Wireline Business Unit. On May 7, 2002 he was appointed General Manager of Telecom Italia and on September 5, 2002 he was appointed Chief Executive Officer. He began his career in 1986 as sales manager of Fininvest S.p.A.. Between 1988 and 1990 he was sales and marketing manager of the Italian branch of AT&T. In 1990 he joined the Olivetti group, where he held various positions: in 1992 he was appointed Vice President of Organizzazione Oliservice, with responsibility for international clients and the

Item 6. Directors, Senior Management and Employees	Directors

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

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli Studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and Minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Comitato Venezia Internazionale, the Centro per la Proprietà Intellettuale di Venezia and the Fondazione Lorenzo Valla. He is also a Director of Edizione Holding S.p.A., Svimez-Roma, the Fondo per l’Ambiente Italiano (FAI).

Gilberto Benetton:    Gilberto Benetton was born in Treviso, in 1941. Mr. Benetton has been a Director of Telecom Italia since September 27, 2001. He began his activity in 1965 with his siblings Giuliana, Luciano and Carlo. The Benetton group is active in 120 countries. Mr. Benetton is also Deputy Chairman of Olimpia S.p.A, Chairman of Edizione Holding S.p.A. and Sintonia S.p.A., Autogrill S.p.A., Ragione S.a.p.a., Verde Sport S.p.A., Deputy Chairman of Fondazione Benetton, Director of Benetton group S.p.A., Pirelli & C. S.p.A., Mediobanca S.p.A., Schemaventotto S.p.A., Lloyd Adriatico S.p.A., Autostrade S.p.A. and Aldeasa S.A..

Diana Bracco:    Diana Bracco was born in Milan, in 1941. Mrs. Bracco has been a Director of Telecom Italia since April 13, 2006. Graduated with a Degree in Chemistry from the University of Pavia where, in 2001, she was awarded an Honorary Degree in Pharmaceutical Science. Mrs. Bracco is currently Chairman and Managing Director of Bracco S.p.A.; Managing Director of Centro Diagnostico Italiano S.p.A.; Director of Humanitas S.p.A., CNR (National Research Council) and Assonime (Association for Italy’s Limited Liability Companies). She is also President of Assolombarda (Association of Firms in the Province of Milan), member of the General Council of Confindustria (Confederation of Italian Industry), member of the President’s Committee and past President of Federchimica (Italian Federation of the Chemical Industry), and Confindustria’s Mai Foundation for Research. She was awarded the honorific title of Cavaliere del Lavoro in 2002; has an honorary degree in medicine from the Università Cattolica del Sacro Cuore in Rome.

Stefano Cao:    Stefano Cao was born in Rome, in 1951. Mr. Cao has been a Director of Telecom Italia since April 16, 2007. He graduated in Mechanical Engineering. Employed by the Eni group on December 1, 1976. Manager of the Eni group since October 1, 1983. Employed by Saipem in 1976, working until 1982 in the Sea Platforms business as Field Engineer and Site Manager. Involved in various overseas postings from 1982 to 1986: Project Manager in England, Branch Manager in Denmark, Operation Manager for offshore activities in the North Sea. Recalled to headquarters in 1986 to coordinate the Engineering activities and in 1988 was appointed Deputy General Manager—Sea Platforms Business, a position held until 1993 when he assumed the position of General Manager—Marketing and Technical Activities. After nomination as Managing Director—Operations in 1996 and having taken on, in 1998, the position of Managing Director—Production and Marketing, in 1999 he has been appointed for the Chairmanship of Saipem. In 2000 he has been appointed General Manager of Eni S.p.A.—Exploration and Production Division. From 2001 to 2003 he was President of Agip International B.V. and of Agip Exploration B.V., a sub holding of the overseas sector of the Exploration and Production Division. From May 2002 to 2006 he was President of Assomineraria (Italian Association for the Mining and Petroleum Industries). From May 2004 to 2006 he was President of Eni Corporate University.

Renzo Capra:    Renzo Capra was born in Ponte dell’Olio (Piacenza), in 1929. Mr. Capra has been a Director of Telecom Italia since April 16, 2007. He graduated in Electro Technical Industrial Engineering at Milan Polytechnic, and from 1956 until the end of 1964 he worked at ANIC S.p.A., and on the SNAM PROGETTI in the plants of Ravenna and Gela. In 1965 he was employed by the Azienda Servizi Municipalizzati of Brescia (Brescia Municipal

Item 6. Directors, Senior Management and Employees	Directors

Utilities) as Energy Services Director; from 1979 until 1995 he was the General Manager; in 1995 he became President of ASM Brescia, which became a Public Limited Company in July 1998 and which was listed on the Milan Stock Exchange in July 2002. From 1968 until 1973 he collaborated in the “Electrical Power Station” teaching course at Milan Polytechnic; in 1973 he moved to the University of Brescia. From December 2002 until December 2006 he was President of the Istituto di Economia delle Fonti di Energia (IEFE) at Milan’s Bocconi University. He is a member of the FederUtility Presidential Committee, Vice-President of CISPEL Lombardy, and Chairman of the FEDERAMBIENTE Board of Auditors. Since July 2006 he has represented Italy as President of CEDEC (Business Confederation of local European electricity and gas distributors), whose headquarters are in Brussels.

Claudio De Conto:    Claudio De Conto was born in Milan, in 1962. Mr. De Conto has been a Director of Telecom Italia since April 16, 2007. He graduated in Business Economics in 1986 at the Luigi Bocconi Commercial University of Milan. After graduation he joined Ernst & Whinney in England. In 1988 he joined the Pirelli group. After 5 years working in the group’s Treasury Office, in 1993 he undertook a long international experience in the areas of Administration, Finance and Control of the group subsidiaries in the Tyres Sector in Brazil, Spain and Germany. In particular, between 1996 and 2000 he was employed as CFO of Pirelli Neumaticos S.A. (Spain) and subsequently CFO of Pirelli Deutschland A.G. (Germany). In 2000 he became Manager of Administration, Planning and Control of Pirelli S.p.A. In 2001 he was appointed General Manager—Administration and Control of Pirelli S.p.A., a position he maintained in the Parent Company Pirelli & C. S.p.A. after the merger with Pirelli S.p.A. in August 2003. From November 2006 he is General Manager of Operations of Pirelli & C. S.p.A. Within the Pirelli group, his responsibilities are: Chairman of the Board of Directors of Pirelli Broadband Solutions S.p.A. and of Centro Servizi Amministrativi Pirelli S.r.l; Director of Pirelli Tyre S.p.A., Pirelli & C. Real Estate S.p.A., Pirelli & C. Ambiente S.p.A., Pirelli Labs S.p.A., Pirelli Servizi Finanziari S.p.A. and Pirelli International Limited. He is also a member of the Supervisory Board of Pirelli Deutschland Gmbh. He is also a Director of Rcs MediaGroup S.p.A., Emittenti Titoli S.p.A. and Efibanca Palladio Finanziaria SGR. Since 2002 he has been a member of the International Financial Reporting Interpretation Committee (IFRIC) institute within the International Accounting Standards Board (IASB).

Domenico De Sole:    Domenico De Sole was born in Rome in 1944. Mr. De Sole has been a Director of Telecom Italia since May 6, 2004. In 1970 he moved to the United States, where he became a partner with the law firm of Patton, Boggs & Blow. In 1984 he joined the Gucci group as Managing Director of Gucci America Inc. and in 1995 he became Managing Director for the entire Gucci group as President and Managing Director of Gucci group N.V. until April 2004. During this period Gucci group was listed on the New York and Amsterdam stock exchanges (1995), beat off a hostile takeover bid (1999), acquired Yves Saint Laurent, Sanofi Beauteé and Sergio Rossi in 1999, Boucheron, Alexander McQueen and Bedat & Co in 2000 and Bottega Veneta, Stella McCartney and Balenciaga in 2001. Mr. De Sole is a Director of Delta Airlines (member of Finance and Governance Committees), of Bausch & Lomb (member of the Audit Committee), Gap Inc. (member of the Audit Committee) and Ermenegildo Zegna S.p.A.. He is a member of the Advisory Board of the Harvard Law School.

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

Item 6. Directors, Senior Management and Employees	Directors

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

Luciano Gobbi:    Luciano Gobbi was born in Piacenza, in 1953. Mr. Gobbi has been a Director of Telecom Italia since April 16, 2007. He graduated in Nuclear Engineering in 1977 at the Milan Polytechnic. In 1978 he took a Masters in Business Administration at the Luigi Bocconi Commercial University of Milan. He graduated in Architecture in 1983 at the Milan Polytechnic. In 1978 he joined The Chase Manhattan Bank, where he worked as a Credit Analyst and subsequently as Senior Banker in London, Milan and Rome. In 1986 he joined the Pirelli group as Corporate Finance Director. In 2000 he became General Manager—Finance, a position he maintained in the parent company Pirelli & C. S.p.A. after the merger with Pirelli S.p.A. in August 2003. Since November 2006 he has been General Manager—Finance and Strategic Planning for Pirelli & C. S.p.A.. Within the Pirelli group he also holds the position of Director of Pirelli Tyre S.p.A. and Pirelli Labs S.p.A.. He has been a Director of Olimpia S.p.A. since 2001.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria, in 1946. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Fiscal Advice Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Financial Coordination Service, and supervision of the Fiscal Advice Service. In 1995 he took on the role of Vice Chief Executive Officer—Technical-Commercial Coordination for the Insurance Companies in Italy, and is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of Alleanza Assicurazione S.p.A., Director of the Banca Generali S.p.A., Chairman of GENERTEL S.p.A., Director of AC.E.GA.S. S.p.A., Chairman of SIMGENIA S.p.A., Director of Generali Servizi Amministrativi S.p.A., Director of Intesa Previdenza SIM S.p.A., Director of Intesa Vita S.p.A., Director of La Venezia Assicurazioni S.p.A., Director of Gemina S.p.A., Director of Toro S.p.A., Deputy Chairman of Nuova Tirrena S.p.A., Director of INA Assitalia S.p.A., Director of FATA Vita S.p.A. and Director of FATA Assicurazioni Danni S.p.A..

Gianni Mion:    Gianni Mion was born in Vó (Padova), in 1943. Mr. Mion has been a Director of Telecom Italia since November 7, 2001. He is currently Managing Director of Edizione Holding S.p.A. (holding company of the Benetton family) and Sintonia S.p.A. (appointed in March 2007). He is also Director of Benetton group S.p.A., Autogrill S.p.A., ADR Aeroporti di Roma S.p.A., 21-Investimenti, Autostrade S.p.A., Cartiere Burgo S.p.A., Luxottica group S.p.A., Olimpia S.p.A. and Fondazione Cassa di Risparmio di Venezia. Mr. Mion is a Registered Auditor.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.. Mr. Pagliaro is a Director and member of the Executive Committee of RCS Mediagroup S.p.A., Compass S.p.A. and Cartiere Burgo S.p.A.. He is also a Director of SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A.. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l..

Carlo Alessandro Puri Negri:    Carlo Alessandro Puri Negri was born in Genoa, in 1952. Mr. Puri Negri has been a Director of Telecom Italia since November 7, 2001. Mr. Puri Negri is also Director of Aon Italia S.p.A., Olimpia S.p.A. and Pirelli Tyre S.p.A.. He is Deputy Chairman and Managing Director of Pirelli & C. Real Estate S.p.A., Deputy Chairman of Camfin S.p.A. and Pirelli & C. S.p.A.. He is Chairman of Pirelli & C. Ambiente S.p.A.. Since 2003 Mr. Puri Negri has been a Director of Istituto Europeo di Oncologia S.r.l. and a member of Real Estate Int. Advisory Board of Harvard University. Since 2004 Mr. Puri Negri is also Director of Fondazione Cerba and Assoimmobiliare (real estate industrial association in Italy).

Item 6. Directors, Senior Management and Employees	Directors

Cesare Giovanni Vecchio:    Cesare Giovanni Vecchio was born in Pavia, in 1962. Mr. Vecchio has been a Director of Telecom Italia since April 16, 2007. Lawyer and official accounts auditor. Mr. Vecchio graduated with Prof. Giulio Tremonti, he was an associate of his firm for nearly ten years. In 1977, after having practiced as lawyer also with Studio Chiomenti in Milan, he has been a partner of Freshfields Bruckhaus Deringer, which he recently left to take on a partnership at Delfino & Associati Willkie Farr & Gallagher. Author of numerous fiscal and financial publications (some published by “Sole 24 Ore”), he is considered a specialist in structured finance and company acquisitions, assisting leading Italian and international banks and financial institutions. He currently holds the Chairmanship of the Board of Directors of Fingruppo Holding S.p.A. and he is Director of Sorin S.p.A..

Luigi Zingales:    Luigi Zingales was born in Padova, in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is the Robert C. McCormack Professor of Entrepreneurship and Finance at the Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. Last academic year he held the prestigious Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a director of the American Finance Association, a member of the Committee on Capital Market Regulation, and of the United Nation Advisory Board on Microfinance. In 2003 he won the Bernacer Prize for the best European young financial economist. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian economic newspaper).

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of June 13, 2007, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Directors:
Pasquale Pistorio	71	Chairman	2007
Carlo Orazio Buora	61	Executive Deputy Chairman	2001
Riccardo Ruggiero	46	Chief Executive Officer	2002
		General Manager of Telecom Italia	2002

Managers:
Paolo Annunziato	46	Head of Public Affairs Function	2007
Filippo Bettini	46	Head of Strategy Function	2007
Gustavo Bracco	59	Head of Human Resources Organization and Security Function	2006
Antonio Campo Dall’Orto	43	Chief Executive Officer of Telecom Italia Media	2007
Massimo Castelli	47	General Manager of Telecom Italia Head of Domestic Fixed Services Department	2006
Francesco Chiappetta	46	General Counsel Head of General Counsel & Corporate and Legal Affairs Function	2006
Luca Luciani	39	General Manager of Telecom Italia Head of Domestic Mobile Services Department	2006
Enrico Parazzini	63	General Manager of Telecom Italia Head of Finance, Administration and Control Function Chairman of Telecom Italia Media	2006
Stefano Pileri	51	General Manager of Telecom Italia Head of Technology Department	2006
Germanio Spreafico	54	Head of Purchasing Function	2006
Gianpaolo Zambeletti	66	Head of International Affairs Function	2006

The following are the selected biographical data of the executive officers, other than Directors:

For the biographical data of Mr. Pasquale Pistorio, Mr. Buora and Mr. Ruggiero, please see above under “—6.1 Directors”.

Paolo Annunziato:    Mr. Annunziato was born in Rome in 1961. On May 25, 2007, he became Head of Public Affairs Department. Mr. Annunziato began his career at the World Bank and International Monetary Fund in Washington. In 1989, he moved to consulting firm A. T. Kearney in Chicago. He joined Confindustria in 1990, moving to Rome, where until 1997 he ran the “Real Economy” unit at the organization’s research center. At Confindustria, he became Head of the Young Entrepreneurs unit, to which, in 2001, he added a role as Manager of Research, Innovation and the Net Economy.

Filippo Bettini:    Mr. Bettini was born in Brescia, in 1960. On January, 22 2007 he became Head of Strategy, Telecom Italia Group. He began his career in 1985 at Hoffmann la Roche. Over the following six years he held various positions in research & development and marketing; in 1989 he was appointed Marketing Director of the Italian subsidiary. From 1991 to 1993 he worked at Amplifon Group, as Marketirig and Sales Manager. From 1994 to 2000 he managed companies focused in biomedical and biotechnological sector with a strong committment in research & development and innovation, among which the San Raffaele Biomedical Science Park and Molmed, a molecular medicine research company. From 2001 to 2002 he took the responsibility of Pirelli Labs, the Pirelli group research & development company focused on optical and material innovation. In 2002 he joined Telecom Italia as responsible of the Operations of Telecom Italia Lab, the group company focused on research & development and venture capital activities. From 2004 to 2006 he covered the position of Executive Assistant to the Chairman of Telecom Italia.

Item 6. Directors, Senior Management and Employees	Executive Officers

Gustavo Emanuele Bracco:    Mr. Bracco was born in Turin, in 1948. On October 1, 2001, he became Head of Telecom Italia Group Human Resources. Mr. Bracco began his career at Fiat in 1972, working for the Trade Union Relations Central Management. In 1976, he was appointed Personnel Manager at the Mirafiori factory. In 1977, he transferred to Toro Assicurazioni as Head of Industrial Relations and Labour Disputes, under the aegis of Central Personnel Management. He joined the Turin Industrial Union in 1979, where he worked until 1982, initially at the Research Office before moving to the Trade Union Service, where he rose through the ranks to the position of Head. Between 1983 and 1987, he worked at Cinzano, Saiag and Carello, with responsibility for Personnel and External Relations. In 1988, he returned to the Fiat Group as Head of Personnel and Organization at the Engine Control Division. He took on the same role at CEAC in 1991 and at Fidis in 1994. He was appointed Head of Group Trade Union Relations in 1996. In 1998, Mr. Bracco went to work in London for New Holland as Head of Personnel and Organization, a position he subsequently filled in Chicago for Case-New Holland. He joined Pirelli in December 2000 as Group Head of Human Resources. Mr. Bracco is Director of Telecom Italia Audit and Compliance Services S.c.a.r.l..

Antonio Campo Dall’Orto:    Mr. Campo Dall’Orto was born in Conegliano in 1964. He was appointed General Manager, Television, of Telecom Italia Media in 2005. Mr. Campo Dall’Orto received a degree in Economics from Ca’ Foscari University in Venice in 1988 and a Master in Marketing and Corporate Communication from Publitalia, Milan in 1992. He started his career in 1989 where he was working for IMS Europe as Head of Industry Analysis until 1991. In 1992 he joined Plasmon, working in product marketing, where he was responsible for competitive analysis and actions from repositioning Plasmon brands in the market for dietetic and therapeutic foods. In the same year he started working for Mediaset in Milan as Deputy Director of Canale 5 where he held this position until 1996. From 1992 to 1996 Mr. Campo Dall’Orto was appointed Professor at the Communication’s Academy in Milan where he taught Competitive Analysis and Marketing. From 1997 to 1999, he worked as General Manager of MTV Italia and in 1999 was promoted to Managing Director for MTV Southern Europe (Italy, France, Spain, Portugal, Greece) for MTV Europe. In 2001 Mr. Dall’Orto joined Telecom Italia Media as Managing Director of MTV Italia and MTV Pubblicità and as program and contents manager of TV channel La7 and in 2005 he was appointed the General Manager Television with responsibility for the television business, based on both analogical and digital terrestrial technology, overseeing selection and purchase of contents, management and optimization of production processes as well as commercial development. Since February 2007 Mr. Campo Dall’Orto is member of the Board of Directors and Chief Executive Officer of Telecom Italia Media.

Massimo Castelli:    Mr. Castelli was born in Rome, in 1959. On February 16, 2007, Mr Castelli was appointed General Manager of Telecom Italia (Domestic Fixed Services). Mr. Castelli began his career in 1985 in Olivetti S.p.A., Commercial Division Italia, Marketing. In 1996 Mr. Castelli was appointed Vice President Marketing in Infostrada. Mr. Castelli began his career in the Telecom Italia Group on October 10, 2001, when he was appointed Vice President Marketing of Wireline; in 2004 he became Executive Vice President Marketing & Sales of TIM and, on April 15, 2005, Chief Operating Officer of Tim Italia. On October 5, 2005, Mr. Castelli became Chief Marketing Officer of Telecom Italia.

Francesco Chiappetta:    Mr. Chiappetta was born in Rome, in 1960. Mr. Chiappetta was appointed Telecom Italia General Counsel on August 1, 2002 and Head of Corporate and Legal Affairs on November 25, 2005. He is also the Secretary to the Telecom Italia Board of Directors. On January 22, 2007, he became Head of Group Function “General Counsel & Corporate and Legal Affairs”.

Mr. Chiappetta began his career in 1983 at CONSOB, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian Corporations, with responsibility for company law and capital markets. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2006 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law. At the present time he his also Chairman of the Company Law Working Group of Unice (Union of Industrial and Employers’ Confederation of Europe). Since April 2005, Mr. Chiappetta is a member of the Advisory Group on Company Law and Corporate Governance, a group of experts established by the European Commission.

Item 6. Directors, Senior Management and Employees	Executive Officers

Luca Luciani:    Mr. Luciani was born in Padova, in 1967. On February 16, 2007 he was appointed General Manager of Telecom Italia (Domestic Mobile Services). Mr. Luciani began his career in Procter & Gamble in 1990; in 1994, he became Consulting Manager of Bain & Company Consulting and in 1998 Group Controller of Enel Group. He joined the Telecom Italia Group in 1999 as Group Controller; in 2002 he was appointed Chief Financial Officer of TIM and, in 2003, he was appointed Executive Assistant to the Chairman of Telecom Italia. In 2004 he became Responsible for Marketing activities of TIM and from 2004 he was Responsible for IT and Network Services and coordination of International activities. In 2005, he was appointed Chief Marketing Officer of TIM. On October 5, 2005, Mr. Luciani became Responsible for the Indirect Sales channels of the Group.

Enrico Parazzini:    Mr. Parazzini was born in Milan, in 1944. On February 16, 2007 he was appointed General Manager of Telecom Italia S.p.A. (Finance Administration and Control). Since February 7, 2007 he has been Chairman of Telecom Italia Media, maintaining also his position as Chief Financial Officer of the Telecom Italia Group. Since October 1, 2001 he has been CFO of the Telecom Italia Group. After graduating in Economy and Commerce at Milan’s “Luigi Bocconi” University, he commenced his professional career in 1968 as Junior Auditor at Arthur Andersen and in 1969 changed to General Electric, where he worked in the Finance Department. In 1970 he passed to Honeywell Information Systems Italia, a company where in the course of the next twenty years he held positions of growing responsibility: Financial Planning Director from 1975 to 1980; Director of Administration and Control from 1981 to 1986 and Chief Financial Officer from 1987 to 1990. A year later, following the disposal of Honeywell’s activities to Bull, Mr. Parazzini was appointed General Manager of Administration, Control, Information Technology Systems and Logistics. In May 1992 he joined Pirelli as Director of Planning and Control (Group Controller), and participated to the turnaround of the Group and, more particularly, to the reorganization of the planning and control system. Between 1996 and 1999 he was in charge of Planning and Control, Administration, Group Purchases and Risk Management. In 2000 he was appointed Chief Financial Officer of Pirelli’s Cable and Systems Sector. From 1994 to 2000 he was visiting lecturer at the “Luigi Bocconi” University for the course on Planning and Control in Multinational Groups; since 2002 he has been acting as Professor for the Master in Corporate Finance at the “Luigi Bocconi” University’s Management School ( Scuola di Direzione Aziendale—SDA).

Stefano Pileri:    Mr. Pileri was born in Rome, in 1955. On February 16, 2007 he was appointed General Manager of Telecom Italia (Technology). He has been in SIP (Italian Telecom Operator) since 1982 where he assumed growing responsibilities, during the years, in the Network Management Systems Department. From 1993 to 1994 he was responsible for the Network Development and Operations in the Emilia-Romagna region, and in 1997 he became Responsible for Network Planning, Engineering and Marketing in the Network Division of Telecom Italia. In March 1998 he became Responsible of the Telecom Italia Wireline Network and in June 2005 he was also appointed Chief Technology Officer of the Telecom Italia Group, directly reporting the Chairman, with the responsibility to drive and coordinate the fixed-mobile integration and the overall technological network development. Mr. Pileri is Director of Italtel.

Germanio Spreafico:    Mr. Spreafico was born in Lecco, in 1952. He was appointed Head of Telecom Italia Group Purchasing on October 1, 2001. He began his career in 1977 at the Pirelli Financial Division, where he worked for 10 years, during which time he was promoted through various positions in domestic and international finance and ultimately took charge of Italian market financial operations. Subsequent to this he moved to the Cable sector, initially as Chief Financial Officer of the Italian operations, before taking on the same role in the French subsidiary. In 1997, he became Chief Financial Officer and board member of the Group Cable Industry Holding Company, where he also took on the position of Chief Purchasing Officer. At the present time, Mr. Spreafico is Chairman of Telenergia S.r.l. and Olivetti Multiservices S.p.A..

Giampaolo Zambeletti:    Mr. Zambeletti was born in Varese, in 1941. He was appointed Head of Telecom Italia Group International Affairs on June, 2003. He began his career in 1966 in Madrid, starting the activities of Zambeletti Espana S.A., where he remained Chief Executive Officer until 1980. In the early eighties he was appointed Chairman and Chief Executive Officier in Zambeletti S.p.A. parent company in Italy, which was sold then to the English Beecham plc in 1984. Giampaolo Zambeletti remained in the company as Chairman and CEO until 1989, when he bought the Ellem Industria Farmaceutica from Farmitalia Carlo Erba together with the first private French pharmaceutical Group. After 2001 Giampaolo Zambeletti was responsible of the sale of Spanish Auna, French Neuf Telecom, Serbia Telekom, Entel Chile, Digitel Venezuela and Tim Perù. In addition to that, he had the responsibility of some specific tasks for Telecom Italia company and alliances in Brasil, Argentina and Turkey. He is board member of Telecom Italia International, Avea, Oger Telecom and Ojer Telekomunikasyon (Turkey).

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Auditors as of June 13, 2007, including the Alternate Auditors, with their respective positions and year of appointment. The current Telecom Italia Board of Auditors was appointed by the shareholders’ meeting on April 13, 2006.

On April 16, 2007 the shareholders’ meeting of Telecom Italia appointed Enrico Maria Bignami as Auditor (previously he was an Alternate Auditor and as such replaced Stefano Meroi, who resigned as an Auditor on October 20, 2006) and Luigi Gaspari Alternate Auditor.

Name	Position	Appointed
Paolo GOLIA	Chairman	2006
Enrico Maria BIGNAMI	Auditor	2007
Salvatore SPINIELLO	Auditor	2006
Ferdinando SUPERTI FURGA	Auditor	2006
Gianfranco ZANDA	Auditor	2006
Luigi GASPARI	Alternate Auditor	2007
Enrico LAGHI	Alternate Auditor	2006

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Paolo GOLIA	—
Enrico Maria BIGNAMI	Chairman of the Board of Auditors of Biancamano S.p.A.
Salvatore SPINIELLO	Director of Fondiaria Sai S.p.A. and Immobiliare Lombarda S.p.A.; member of the board of auditors of Edison S.p.A. and of Telecom Italia Media S.p.A. (Telecom Italia Group)
Ferdinando SUPERTI FURGA	Independent director of Parmalat S.p.A.; chairman of the board of auditors of Arnoldo Mondadori Editore S.p.A.; member of the board of auditors of Edison S.p.A.
Gianfranco ZANDA	—

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10. Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

According to Italian law, the Shareholders’ Meeting held on May 6, 2004 re-appointed Reconta Ernst & Young as the audit firm of the Company for the three year period 2004-2006 (after a first appointment for the 2001-2003 three-year period), taking into consideration the favorable opinion of the Board of Auditors. Such audit engagement came to an end with the issue of the audit report on the financial statements for the year ended December 31, 2006.

It should be noted that Law 262/2005 (the protection of savings law) as amended by Legislative Decree 303/2006 (the “corrective” decree), amended the provisions of Legislative Decree 58/1998 (the Consolidated Law on Finance) concerning the rules governing the audit of issuers and their groups. The Law 262/2005 also fixed the total duration of audit engagements at nine years and prohibited the renewal of an engagement and the conferment of a new engagement for at least three years from the date of the end of the previous engagement. However, the transitional provision contained in Article 8.7 of Legislative Decree 303/2006 allowed companies to extend the appointment of their incumbent auditors (as of the date the Decree 303/2006 was implemented), so that the overall duration of such engagement be equal to nine fiscal years.

The Shareholders’ Meeting held on April 16, 2007 appointed Reconta Ernst & Young to audit the annual financial statements of Telecom Italia S.p.A., the consolidated annual financial statements of the Telecom Italia Group and the half-yearly reports for the fiscal years 2007, 2008 and 2009.

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

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2006 and 2005 by Business Unit/Corporate Function:

	Number of employees as of December 31,
	2006	2005
Wireline	55,705	56,987
Domestic Mobile	11,218	11,720
Brazil Mobile	9,531	9,043
Media	919	886
Olivetti	1,428	1,750
Other activities	4,408	5,098

Consolidated Total	83,209	85,484

As of December 31, 2006, the Telecom Italia Group employed 83,209 employees (86,531 units at December 31, 2005, which included 1,047 employees relating to discontinued operations/assets held for sale).

The following table summarizes the changes during 2006 relating to the number of employees:

	Changes during the year
Employees at December 31, 2005(*)	Hired	Terminated employment	Decrease of personnel with temp work contracts	Change in scope of consolidation	Total changes	Employees at December 31, 2006(*)
86,531	6,086	(7,127)	(728)	(1,553)	(3,322)	83,209

(*)	Include 3,382 and 2,654 personnel with temp work contracts at December 31, 2005 and 2006, respectively.

As of December 31, 2006, the Telecom Italia Group had 83,209 employees. Compared to December 31, 2005 total employment was lower by 3,322, mainly attributable to the following factors:

•

the hiring of 6,086 (of which 119 relating to discontinued operations/assets held for sale), the termination of 7,127 (of which 67 relating to discontinued operations/assets held for sale), and the decrease of 728 personnel with temp work contracts;

•	the sale of Digitel Venezuela (915), Gruppo Buffetti (183), Telecom Italia Learning Services (195), Eustema (134), Wirelab (54) and the “Radiomaritime Activities” business (72).

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2006 broken down by geographical area and function:

	Executives	Middle Management	White collars	Blue collars	Personnel with temp work contracts	Total
Italy	1,207	4,277	61,262	431	1,646	68,823
Europe (excluding Italy)	41	442	2,262	—	626	3,371
Latin America	45	357	10,152	—	382	10,936
Other countries	9	36	34	—	—	79

Telecom Italia Group Total	1,302	5,112	73,710	431	2,654	83,209

6.5.2    INDUSTRIAL RELATIONS

Telecom Italia Group employees in Italy are represented by two categories of national unions, one for managerial staff and another for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at the national level between the national employers’ associations and the workers’ unions and, for medium and

Item 6. Directors, Senior Management and Employees	Employees

large companies, also at company level. Renewals of collective agreements are subject to general guidelines agreed upon between the Italian Government, the employers’ associations and trade unions. These guidelines establish that salary increases negotiated at the national level should not exceed agreed upon inflation rates. Individual companies may enter into additional contracts in order to link collective bonuses t company’s productivity or profitability.

Approximately 2% of the Group’s employees held executive positions on December 31, 2006.

Employment contracts for managerial staff are governed by a national collective agreement that expired in December 2003 and was renewed in November 2004. This new agreement applies through 2008.

Consistent with the agreement reached with trade unions in the 2005-2007 Industrial Plan (One Company Model) on February 27, 2006, the industrial procedure related to the merger by incorporation of Tim Italia into Telecom Italia has been accomplished. The integrated business model, representing a significant innovation in the telecommunications market and consisting in joint management of the fixed and mobile businesses, is based on technological infrastructure optimization, on integrated offer to customers and on the unification of processes and resources. At the same date an agreement has been subscribed with Unions in order to harmonize different treatments for employees of the above mentioned companies.

Following the agreements signed on December 20, 2005 with Trade Unions (which foresaw 3,500 employees enrolled in incentivized programs to encourage the employee to seek alternative professional developments, so called “mobility lists”), in 2006 the Group enrolled 1,246 employees in mobility lists (using as a priority identification criterion the early retirement option during mobility). Consistently with such agreements signed with Trade Unions, mobility ex lege 223/91 has been implemented on the basis of voluntary assent by the employees involved. These have been granted, upon termination of employment, in addition to TFR (end of employment settlement) to ensure appropriate income for the time until eligibility for retirement pension. More generally, mutually agreed employment termination has been implemented and, whenever possible, has been achieved through professional re-employment solutions.

The Group also signed agreements with the manager’s bargaining Group on supplementary health assistance and complementary security for managers: on March 6, 2006 an agreement has been signed to redefine contributions to ASSIDA (Supplementary Health Assistance Fund for Group companies senior managers), in order to oppose the growing unbalance between operating managers and associated retired managers; on July 19, 2006 and November 9, 2006 agreements have been signed to define contributions to Fontedir (Supplementary Pension Fund for Telecom Italia managers), consistently with similar solutions adopted by Confindustria and Federmanager for the National Fund of the category.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The total annual remuneration of the Board of Directors was established by the Company’s General Shareholders’ Meeting of May 6, 2004, pursuant to article 2389, paragraph 1, of the Italian Civil Code, in the amount of €2,700,000 (amount to be divided amongst the directors in accordance with the resolutions that the Board itself would adopt).

The General Shareholders’ Meeting held on April 7, 2005, increased (exclusively for the second and third year of the Board’s mandate) the maximum total annual gross amount of the directors’ remuneration to €3,000,000, taking into account the increased size of the Board of Directors (from 19 to 21 members).

Such overall amount was distributed as follows:

•	€114,000 to each director in office;

•	an additional €63,000 to each of the members of the Internal Control and Corporate Governance Committee;

•	an additional €52,000 to each of the members of the Remuneration Committee;

•	an additional €20,000 to each of the members of the Strategy Committee other than the Chairman of the Board and the Managing Director Carlo Orazio Buora;

•

an additional €20,000 to the director appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System”).

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2006 to the members of the Board of Directors of Telecom Italia was €13,000,000.

The General Shareholders’ Meeting held on April 16, 2007, established the maximum total annual remuneration of the newly appointed Board of Directors (to remain in office until the approval of 2007 account), according to article 2389, first paragraph, of the Italian Civil Code up to €2,800,000.00, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

The above mentioned overall amount will be distributed as follows, in compliance with the resolution adopted by the Board of Directors on May 8, 2007:

•	€114,000 to each director in office;

•	an additional €70,000 to each of the members of the Internal Control and Corporate Governance Committee;

•	an additional €40,000 to each of the members of the Remuneration Committee;

•	an additional €20,000 to each of the members of the Strategy Committee other than the Chairman of the Board, the Executive Deputy Chairman and the Managing Director Riccardo Ruggiero;

•	an additional €20,000 to the director appointed to the Supervisory Panel set up under Legislative Decree 231/2001.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

The following table lists the Directors who served during 2006 and their respective compensation as of December 31, 2006. The compensation relates only to the period of 2006 in which they served as set forth below:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives		Other Compensations
					(thousands of Euro)
Guido ROSSI	Chairman	9/16-12/31/2006	684		3
Gilberto BENETTON	Deputy Chairman	1/1-12/31/2006	114
Carlo Orazio BUORA	Managing Director	1/1-9/15/2006	1,471		8	1,220	(1)	13	(2)
	Executive Deputy Chairman	9/16-12/31/2006	692		12
Riccardo RUGGIERO	Managing Director General Manager	1/1-12/31/2006	829	(3)	8	1,639	(4)	968	(5)
Paolo BARATTA	Director	1/1-12/31/2006	166	(6)
John Robert Sotheby BOAS	Director	1/1-12/31/2006	114
Diana BRACCO	Director	4/13-12/31/2006	85
Francesco DENOZZA	Director	1/1-12/31/2006	177	(7)
Domenico DE SOLE	Director	1/1-12/31/2006	197	(8)
Luigi FAUSTI	Director	1/1-12/31/2006	166	(6)
Guido FERRARINI	Director	1/1-12/31/2006	197	(9)
Jean Paul FITOUSSI	Director	1/1-12/31/2006	114
Vittorio MERLONI	Director	4/13-12/31/2006	85
Gianni MION	Director	1/1-12/31/2006	114	(10)				13	(11)
Massimo MORATTI	Director	1/1-12/31/2006	114
Marco ONADO	Director	1/1-12/31/2006	197	(8)
Renato PAGLIARO	Director	1/1-12/31/2006	114	(12)
Pasquale PISTORIO	Director	1/1-12/31/2006	186	(13)
Carlo A. PURI NEGRI	Director	1/1-12/31/2006	114
Luigi ROTH	Director	1/1-12/31/2006	114
Marco TRONCHETTI PROVERA	Chairman	1/1-9/15/2006	1,658		24	1,365	(14)
Giovanni CONSORTE	Director	1/1-1/23/2006	9
Enzo GRILLI	Director	1/1-10/29/2006	95
Giuseppe SALA	General Manager	1/1-5/31/2006			3	1,827	(15)	3,853	(16)

(1)

The amount includes variable remuneration ex art. 2389 paragraph 3 of the Italian Civil Code paid in 2006 since it was subject to reaching a consolidated operating income 2005 budget target, with a positive EVA change. With regard to 2007, the board of directors’ meeting held on March 7, 2006 approved additional remuneration of €1,250,000.00 which was increased by resolution of the board of directors’ meeting held on November 6, 2006 to €1,400,000.00, the payment of which, in 2007, is subject to reaching the economic and financial targets of the Group.

(2)	Remuneration ex art. 2389, paragraph 1 of the Italian Civil Code for the position of Chairman of Tim Italia S.p.A. during the period 1/1-2/28/2006, not received but paid over to Telecom Italia S.p.A..

(3)	Remuneration ex art. 2389, paragraph 1 of the Italian Civil Code is not paid to the individual.

(4)

The amount includes remuneration paid in respect of Management By Objectives (MBO), one-off “Services” (for the contribution to the corporate integration process), one-off “Retention” and one-off “Sundry Occasional” services.

(5)

The amount includes gross compensation as an employee, remuneration ex art. 2389, paragraph 1 of the Italian Civil Code for the position of CEO of Tim Italia S.p.A. for the period 1/1-2/28/2006 and for the position of Chairman of Telecom Italia Sparkle S.p.A. for the period 4/1-12/31/2006, not received but paid over to Telecom Italia S.p.A..

(6)	The amount includes remuneration paid as a member of the Remuneration Committee.

(7)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

(8)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as a member of the Strategies Committee.

(9)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as a member of the Supervisory Panel under Legislative Decree 231/2001.

(10)	Remuneration not received but paid over to Edizione Holding.

(11)	The amount includes remuneration paid for the position of Deputy Chairman of the subsidiary Tim Italia S.p.A. from 1/1-2/28/2006, not received but paid over to Edizione Holding.

(12)	Remuneration not received but paid over to Mediobanca.

(13)	The amount includes remuneration paid as a member of the Remuneration Committee and as a member of the Strategies Committee.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

(14)

The amount includes variable remuneration ex art. 2389, paragraph 3 of the Italian Civil Code paid in 2006 since it was subject to reaching a consolidated operating income 2005 budget target, with a positive EVA change.

(15)	The amount includes remuneration paid in respect of Management By Objectives (MBO), one-off “Services”, one-off “Substitute” MBO 2006 and one-off “Retention”.

(16)	The amount includes gross compensation as an employee, compensation for unused holidays and for the termination of employment with Telecom Italia S.p.A., according to the general settlement.

The following tables list the stock options held by Mr. Ruggiero. Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors and for General Managers. The compensation in the form of stock options for Mr. Ruggiero was disclosed pursuant to legislative Decree No. 58/98 in the Telecom Italia Group’s home jurisdiction Annual Report for the year ended December 31, 2006. See also below “—6.7 Options to Purchase Securities from Registrant”.

	Options held at the beginning of 2006			Options granted during 2006			Options exercised during 2006			Options expired or lapsed in 2006	Options held at the end of 2006
Name	Number of options(*)	Average exercise price(**)	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options(*)	Average exercise price (**)	Average expiration date
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= 1+4-7-10	(12)	(13)
Riccardo	750,000	3.177343	2007	—	—	—	—	—	—	—	750,000	3.177343	2007
Ruggiero	200,000	2.788052	2010	—	—	—	—	—	—	—	200,000	2.788052	2010

(*)	Each option corresponds to the subscription or purchase of 3.300871 Telecom Italia Ordinary Shares.
(**)	The average exercise price means the average subscription price of Telecom Italia Ordinary Shares deriving from the exercise of the options.

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2006 to the Company’s executive officers was €26,648,000.

The contracts with the executive officers contain the following clauses:

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

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The annual compensation attributed to the Board of Auditors until the General Shareholders’ Meeting of April 13, 2006 (which appointed the current Board of Auditors) was €128,000 for each Auditor and €171,000 for the Chairman of the Board, according to the resolutions by Telecom Italia’s General Shareholders’ Meeting of May 6, 2004. The shareholders’ meeting of April 13, 2006 set the gross annual remuneration of each member of the Board of Auditors at €128,000 and the gross annual remuneration of the Chairman of the Board of Auditors at €171,000. It also decided to award an additional €20,000 to the member of the Board of Auditors appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (Ferdinando Superti Furga).

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2006 to the members of the Board of Auditors was €705,000.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members Of The Board Of Auditors

The following table sets forth the members of the Board of Auditors in office during 2006 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2006:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives	Other Compensations
					(thousands of Euro)
Paolo GOLIA	Acting Auditor	1/1-4/13/2006	37
	Chairman	4/14-12/31/2006	123
Enrico Maria BIGNAMI	Acting Auditor	10/21-12/31/2006	25	(1)
Ferdinando SUPERTI FURGA	Chairman	1/1-4/13/2006	55	(2)
	Acting Auditor	4/14-12/31/2006	105	(2)
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2006	128				42	(3)
Gianfranco ZANDA	Acting Auditor	1/1-12/31/2006	128				20	(4)
Rosalba CASIRAGHI	Acting Auditor	1/1-4/13/2006	37
Stefano MEROI	Acting Auditor	4/14-10/20/2006	67

(1)	The amount includes remuneration not received but paid to the Bignami e Associati corporate and tax consulting firm.

(2)	The amount includes remuneration paid as a member of the Supervisory Panel under Legislative Decree 231/2001.

(3)	The amounts includes remuneration for the position of Acting Auditor of Telecom Italia Media S.p.A..

(4)

The amount includes remuneration for the position of Chairman of the Board of Auditors of IT Telecom S.r.l. from 1/1-12/31/2006 and for the position of Acting Auditor of Tim Italia S.p.A. from 1/1-2/28/2006.

Item 6. Directors, Senior Management and Employees	Options to Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At the end of 2006, the existing stock options plans relate to options which give the right to the subscription of new Telecom Italia Ordinary Shares (including the options at one time granted to TIM S.p.A.) and new Telecom Italia Media Ordinary Shares.

For further details, please see “Note 42—Stock option plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2006, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

	Type of ownership	No. Ordinary Shares	% of ordinary share capital
Olimpia S.p.A.	direct	2,407,345,359	17.99%
Assicurazioni Generali S.p.A.	direct and indirect	636,242,171	4.75%
Hopa S.p.A.	direct and indirect	497,901,370	3.72%

At December 31, 2006, Telecom Italia S.p.A. held 1,272,014 ordinary treasury stock, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 shares, for a total of 0.94% of capital with voting rights.

7.1.1    THE SHAREHOLDERS’ AGREEMENTS

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

Relations between the shareholders of Olimpia (currently the major shareholder of Telecom Italia, with a holding of approximately 18% of the ordinary share capital of the Company) are governed by an agreement dated August 7, 2001, and subsequently amended on September 14, 2001 and on February 13, 2002, containing clauses of relevance for Telecom Italia pursuant article 122 of Legislative Decree 58/1998. As of March 2, 2007 Edizione Holding S.p.A. was replaced by Sintonia S.p.A., and Edizione Finance International S.A. has changed its name to Sintonia S.A.

Under the shareholders’ agreement (which is due to expire on October 4, 2007), Pirelli & C. S.p.A., on the one hand, and Edizione Holding S.p.A. and Edizione Finance International S.A. (now Sintonia S.p.A and Sintonia S.A., respectively; together: “Sintonia”), on the other, undertook to do everything in their power to ensure, within the limits allowed by law, that in the Board of Directors of Telecom Italia:

•

one-fifth of the directors (rounded to the nearest whole number up to two directors), whose appointment is not reserved by law, regulation or bylaw to the market or to other persons, are appointed as designated by Sintonia;

•	the Deputy Chairman is appointed, with powers of legal representation from among the directors designated by Sintonia;

•	if an Executive Committee is formed, one of its members is appointed from among the directors designated by Sintonia.

In addition, Pirelli & C. undertook to ensure, within the limits allowed by law, that no resolution is adopted by the Board of Directors of Telecom Italia without the favorable vote of at least one of the directors designated by Sintonia, if present, on the following matters:

•	individual investments in excess of €250 million;

•	the purchase, sale and disposal in any other manner of controlling interests or interests in affiliates in excess of €250 million on an individual basis;

•	the disposal in any way of businesses or business units in excess of €250 million;

•	proposals to call special shareholders’ meetings;

•	transactions between the Telecom Italia Group and the Pirelli Group in excess of €50 million;

•	transactions with related parties.

On July 12, 2006, Olimpia signed an agreement with Holinvest S.p.A. governing the former’s continuing right of pre-emption on a portion (specifically 320,253,610 shares) of Telecom Italia Ordinary Shares held in Holinvest’s

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

portfolio, which simultaneously undertook, both on its behalf and on behalf of its subsidiary Hopa S.p.A., not to increase the above-mentioned investment without the prior agreement of Olimpia. This agreement will be in effect until July 12, 2008.

Finally, an agreement was concluded on October 18, 2006 between Pirelli & C. S.p.A., Edizione Holding S.p.A. (now Sintonia S.p.A.), Edizione Finance International S.A. (now Sintonia S.A.), Olimpia S.p.A., Mediobanca S.p.A. and Assicurazioni Generali S.p.A., containing clauses of certain agreements relevant to Telecom Italia’s management.

The agreement provides for a management board, composed of an even number of members, half of whom are designated by Olimpia (currently: Marco Tronchetti Provera, Chairman, and Gilberto Benetton) and, one by each of the other parties other than Pirelli and Sintonia (currently: Renato Pagliaro for Mediobanca and Giovanni Perissinotto for Generali). The agreement requires consultation among the parties before each Telecom Italia shareholders’ meeting on how to exercise their voting rights relating to the shares covered by the agreement, with the understanding that each party may freely exercise the right to vote when the board does not reach a unanimous decision.

The following Telecom Italia Ordinary Shares were initially committed to the agreement, which is due to last for three years:

Party	No. of Ordinary Shares	% of ordinary share capital
Olimpia S.p.A.	2,407,345,359	17.99%
Generali Group	490,580,064	3.67%
Mediobanca S.p.A.	206,464,069	1.54%

	3,104,389,492	23.20%

Such shares are covered by lock-up and standstill provisions, although the agreement also provides for a series of exceptions to such provisions. Olimpia’s commitment not to transfer the Telecom Italia shares contributed to the pact, for example, can be disregarded if Olimpia decides to sell its entire stake. However, in that case, Generali and Mediobanca have a pre-emption right. This right cannot be exercised whenever the buyer agrees to purchase the shares of the same Generali and Mediobanca contributed to the pact at the same terms. The same procedure applies in the case of the sale by Pirelli, alone or with Sintonia, of a stake in excess of 50% of the capital of Olimpia.

Telecom Italia is not subject to direction and coordination pursuant to Article 2497 et seq. of the Italian Civil Code nor to the control of any person pursuant to Article 93 of the Consolidated Law. Olimpia is the largest shareholder in Telecom Italia, with a stake equal to, as of June 13, 2007, approximately 18%. Under the “slate voting” system for the election of directors, a shareholder or group of shareholders owning 1% or more of the shares may put forward a slate of directors for election to the Board. As a result of this system 15 of the directors elected at the shareholders’ meeting of April 16, 2007 were candidates put forward by Olympia. See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Appointment”.

There are no arrangements known to the Company the operation of which may result in any shareholder obtaining a controlling interest in Telecom Italia. See, however, the discussion below of the sale of Olimpia to Telco S.p.A.

On April 28, 2007 Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. announced by press release that they had reached an agreement with a group of institutional financial investors and Telefónica S.A., the Spanish telecoms operator for the sale of 100% of the share capital of Olimpia S.p.A..

The acquisition (which is conditional upon the authorisations and approvals of competent authorities) will be effected by a vehicle company (Telco S.p.A.) owned by Assicurazioni Generali S.p.A. (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%). The transaction is expected to be completed by October 2007. According to the co-investment agreement between Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica S.A., the aforementioned agreement concluded on October 18, 2006 between Pirelli & C. S.p.A., Edizione Holding S.p.A. (now Sintonia

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

S.p.A.), Edizione Finance International S.A. (now Sintonia S.A.), Olimpia S.p.A., Mediobanca S.p.A. and Assicurazioni Generali S.p.A. shall cease to have any effect upon the acquisition by Telco S.p.A. of the entire share capital of Olimpia.

Telco S.p.A., after the acquisition and the incorporation of Olimpia S.p.A., will hold approximately 23.6% of the voting share capital of Telecom Italia S.p.A., 18% of which will be acquired with the acquisition of Olimpia and 5.6% of which will be contributed by Assicurazioni Generali S.p.A. and Mediobanca S.p.A..

The following chart illustrates the expected ownership structure following completion of the transaction.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

The following table shows the ownership of Telecom Italia and Telecom Italia Media shares, as of June 13, 2007, by the Directors of Telecom Italia who were in office during 2006 (as well as of the directors appointed by the General Meeting of April 16, 2007).

Name	Company	Class of shares	Number of shares held at the end of 2005 (or at the date of appointment)		Number of shares purchased		Number of shares sold	Number of shares held as of June 13, 2007 (or as of the date on which individual left post, if before)
Guido ROSSI	Telecom Italia S.p.A.	Ordinary	185,000	(1)	—		—	185,000
Gilberto BENETTON	Telecom Italia S.p.A. Telecom Italia S.p.A.	Ordinary Savings	1,946,250 990,000		— —		— —	1,946,250 990,000
Diana BRACCO	Telecom Italia S.p.A. Telecom Italia Media S.p.A.	Savings Ordinary	29,805 594		— —		— —	29,805 594
Renzo CAPRA	Telecom Italia S.p.A.	Ordinary	38,308		—		—	38,308
Claudio DE CONTO	Telecom Italia S.p.A. Telecom Italia Media S.p.A	Ordinary Ordinary	3,630 16		— —		— —	3,630 16
Luigi FAUSTI	Telecom Italia S.p.A.	Ordinary	5,985		50,000	(1)	—	55,985
Guido FERRARINI	Telecom Italia S.p.A.	Ordinary	—		50,000		—	50,000
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—		—	2,595
Gianni MION	Telecom Italia S.p.A. Telecom Italia S.p.A.	Ordinary Savings	27,000 35,000	(1) (1)	— —		— —	27,000 35,000
Marco ONADO	Telecom Italia S.p.A.	Ordinary	17,000		30,000		—	47,000
	Telecom Italia S.p.A.	Savings	11,092		—		—	11,092
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	45,000		15,000		—	60,000
Pasquale PISTORIO	Telecom Italia S.p.A.	Ordinary	1,549,000	(2)	—		—	1,549,000
Luigi ROTH	Telecom Italia S.p.A.	Ordinary	36,292	(1)	—		—	36,292
	Telecom Italia Media S.p.A	Ordinary	726	(1)	—		—	726
Marco TRONCHETTI PROVERA	Telecom Italia S.p.A.	Ordinary	2,000.000		—		—	2,000.000
	Telecom Italia S.p.A.	Savings	1,000,000		—		—	1,000,000

(1)	Shares held indirectly.

(2)	Including 660,000 shares held indirectly.

❖	BOARD OF AUDITORS

The following table shows the ownership of Telecom Italia shares, as of June 13, 2007, by the auditors of Telecom Italia:

Name	Company	Class of shares	Number of shares held at the end of 2005 (or at the date of appointment)	Number of shares purchased	Number of shares sold	Number of shares held as of June 13, 2007 (or as of the date on which individual left post, if before)
Paolo GOLIA	Telecom Italia	Ordinary	1,437	—	—	1,437

As of June 13, 2007 no member of the Board of Directors or Board of Auditors beneficially owned more than 0.0244192% of the Ordinary Shares or Savings Shares.

* * *

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

The following table shows certain information, as of June 13, 2007, about the ownership of the Company’s Ordinary Shares and Savings Shares by the Company’s directors and executive officers as a group and by the members of the Board of Auditors as a group.

Title of Class	Owner	Number Owned	% of class
Ordinary Shares	Directors and executive officers as a group (19 Directors and 11 Executive Officers)	3,634,981	0.0271658%
	Board of Auditors as a group (5 persons)	1,437	0.0000107%
Savings Shares	Directors and executive officers as a group (19 Directors and 11 Executive Officers)	1,179,639	0.0195754%
	Board of Auditors as a group (5 persons)	—	—

Effective from April 1, 2006, according to article 114, prf. 7, of legislative decree n. 58/1998, as amended by law n. 262/2005, and pursuant to ad hoc rules by CONSOB, persons performing administrative, supervisory and management functions in a listed issuer (including directors and auditors) and managers who have regular access to inside information (so called “privileged information”, in accordance with the definition of law n. 262/2005) and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform CONSOB and the public of transactions involving the issuer’s shares (or the shares issued by the issuer’s listed subsidiaries, and unlisted shares issued by subsidiaries of the listed issuer when the book value of the holding in the subsidiary represents more than fifty per cent of the listed issuer’s assets) or other financial instruments linked to them that they have carried out directly or through nominees, for an amount equal to or above €5,000. Such disclosures must be performed within a five-trading day time limit and have also to be made when the transactions are carried out by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above.

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

As a result, on April 1, 2005 a new Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities redefined accordingly the content of the “special powers” clause in Telecom Italia bylaws, and stated its exact wording. Therefore, as per the power entrusted to the Board of Directors by the Company’s bylaws, according to Italian Civil Code, to resolve upon revisions of the bylaws, if necessary to conform with statutory provisions, on October 5, 2005 the Telecom Board of Directors amended the relevant provision.

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

For further details, please see “Note 41—Related party transactions” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 8. Financial Information	Historical Financial Statements

Item 8.    FINANCIAL INFORMATION

8.1    HISTORICAL FINANCIAL STATEMENTS

See “Items 18 and 19” for a list of financial statements and other financial information filed with this report.

Item 8. Financial Information	Legal Proceedings

8.2    LEGAL PROCEEDINGS

For further details, please see “Note 26—Contingent assets and liabilities, commitments and other guarantees” and “Note 48-Additional U.S. GAAP Disclosures—Subsequent Events” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third Quarter—from August 4 to September 30(1)	2.3240	2.1040	26.31	23.57
Fourth Quarter	2.4390	2.1130	29.92	24.75
2004
First Quarter	2.617	2.387	33.24	29.38
Second Quarter	2.703	2.452	32.80	29.74
Third Quarter	2.569	2.343	31.84	28.71
Fourth Quarter	3.046	2.531	41.10	31.28
2005:
First Quarter	3.168	2.790	41.16	36.93
Second Quarter	2.978	2.486	38.59	30.14
Third Quarter	2.734	2.479	33.86	29.95
Fourth Quarter	2.719	2.305	32.13	26.95
2006:
First Quarter	2.614	2.257	31.87	26.89
Second Quarter	2.427	2.119	30.21	26.68
Third Quarter	2.269	2.065	29.18	25.88
Fourth Quarter	2.405	2.205	31.06	27.99
2007:
January	2.385	2.264	31.10	29.40
February	2.426	2.269	31.71	29.51
March	2.242	2.108	29.48	27.88
April	2.430	2.208	32.53	29.95
May	2.195	2.092	29.93	27.90
June (through June 13, 2007)	2.161	2.031	29.10	27.01

Source: Bloomberg data

(1)

The official prices of Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the incorporation of Old Telecom Italia with and into Olivetti, which became effective on August 4, 2003. Please see “—9.2 Trading of Old Telecom Italia Ordinary Shares and Savings Shares”.

At the close of business on June 13, 2007 there were 49,095,013 Ordinary Share ADSs outstanding held by 131 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 49,079,745 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third Quarter—from August 4 to September 30(1)	1.5760	1.4320	19.00	16.09
Fourth Quarter	1.6460	1.4650	20.90	17.33
2004
First Quarter	1.862	1.634	23.54	20.78
Second Quarter	1.972	1.765	23.68	21.46
Third Quarter	1.861	1.711	23.35	21.19
Fourth Quarter	2.410	1.878	34.00	23.58
2005:
First Quarter	2.519	2.303	32.90	30.71
Second Quarter	2.540	2.052	32.51	24.64
Third Quarter	2.306	2.063	27.97	24.75
Fourth Quarter	2.301	1.938	26.94	22.32
2006:
First Quarter	2.2402	1.9046	27.12	22.70
Second Quarter	2.2092	1.9116	27.13	24.26
Third Quarter	2.0384	1.8407	26.31	23.43
Fourth Quarter	2.0434	1.8846	26.60	23.68
2007:
January	2.0235	1.9196	26.35	24.76
February	2.0095	1.9116	26.20	24.75
March	1.8936	1.8097	25.14	23.53
April	1.9845	1.7500	26.32	23.87
May	1.814	1.715	24.37	22.89
June (through June 13, 2007)	1.722	1.625	23.08	21.42

Source:	Bloomberg data

(1)

The official prices of Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the incorporation of Old Telecom Italia with and into Olivetti, which became effective on August 4, 2003. Please see “—9.2 Trading of Old Telecom Italia Ordinary Shares and Savings Shares”.

At the close of business on June 13, 2007, there were 34,574,444 Savings Share ADSs outstanding held by 14 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 34,570,581 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On June 13, 2007 the Noon Buying Rate for the Euro was U.S.$ 1.3295 = €1.00.

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

Article 147-ter of the Italian Consolidated Law on Finance requires Boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of statutory auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards to have an adequate number of independent directors, while defining ad hoc independence criteria to this end.

As of June 13, 2007, 9 out of 19 members of Telecom Italia Board are deemed to be independent according to the Borsa Italiana Corporate Governance Code (and Telecom Italia Self-Regulatory Code, which incorporates by reference the same independence criteria set forth by the Borsa Italiana Code); in addition at least 6 Directors qualify as independent pursuant to the requirements set forth by Article 148.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

Non-management Directors Meetings.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

Borsa Italiana’s Corporate Governance Code requires independent directors to meet separately at least once a year.

Since 2004, the Board of Directors decided it was desirable to appoint a Lead Independent Director, with the aim of further enhancing the role of the independent directors and Article 5.5 of the Company’s Self Regulatory Code formalized this position, which was held by Professor Guido Ferrarini, Chairman of the Internal Control and Corporate Governance Committee, until the term of his office as director ended on April 16, 2007. After its composition changed (General Shareholders’ Meeting on April 16, 2007) the Board of Directors has not yet designated the new Lead Independent Director. During 2006, five Independent Directors’ Executive Sessions were held; the subjects discussed included strategic scenarios and the possible reorganization of the Group. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Executive Directors and Activities of the Board”.

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

According to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall evaluate whether to establish among its members a nomination committee, while an internal control committee is required.

Telecom Italia does not have a Nominating Committee. Directors are appointed by shareholders through the slate system which permits shareholders, who alone or together, hold shares representing at least 1% of the share capital to put forward slates of directors; the system is intended to ensure the presence on the Board of persons

Item 10. Additional Information	Corporate Governance

elected from slates submitted by minority shareholders. Thus, the Company took the view that using the slate system met the needs otherwise served by the creation of a Nominating Committee. Article 9 of Telecom Italia bylaws already provided for the members of the Board of Directors to be elected using the slate system, when the Consolidated Law on Finance made this system mandatory, as of 2006.

On the other hand Telecom Italia does have an Internal Control and Corporate Governance Committee, made up of independent directors and, among its other activities, this committee actively participates and assists in developing and implementing the corporate governance procedures adopted by Telecom Italia. Furthermore, Article 14 of Telecom Italia new Self Regulatory Code provides that, in cases of substitution of an independent director the Internal Control and corporate governance Committee proposes candidates for appointment to the Board of Directors.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Remuneration Committee.    Under NYSE standards, US companies listed on the NYSE are required to establish a remuneration committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

The Borsa Italiana’s Corporate Governance Code requires the Board to establish a remuneration committee made up of non-executive directors, the majority of which are independent.

In accordance with Telecom Italia’s by-laws and the Self-Regulatory Code, the Board of Directors determines the remuneration of the Chairman and the Managing Directors. Such determination is made on the basis of proposals defined by the Remuneration Committee (made up of independent directors only, which provides also advice regarding remuneration criteria for the Company’s senior management.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee. A Rule 303A written affirmation to this end was submitted to NYSE on June 13, 2006. In addition on October 26, 2006 an interim written affirmation was submitted to NYSE, since a statutory auditor had resigned and had been replaced by the alternate auditor purposely designed. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System” and “—10.1.2 General—Board of Directors—Board of Auditors”.

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

Item 10. Additional Information	Corporate Governance

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on June 13, 2006.

10.1.2    GENERAL

In general, the Company’s corporate governance system is made up of a series of principles, rules and procedures drawn by applicable laws and regulations and from international best practices. The system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. These documents (available in an English language version on the Internet at www.telecomitalia.it under “Governance”) are:

•	the Group Code of Ethics and Conduct;

•	the Company’s Self-Regulatory Code;

•	the Related Parties Procedure;

•	the Procedure for Information to Directors and Auditors;

•	the Disclosure Committee Rules;

•	the Group Procedure for the Appointment of External Auditors;

•	the Procedure for the management and public disclosure of inside information;

•	the Organizational Model 231;

•	the Meeting Regulations;

•	the Risk Management Process (CRSA–Control Risk Self Assessment).

The above documents are reviewed regularly and updated to reflect legislative and regulatory developments and changes in international practices. In particular, the Company’s corporate Governance tools have been revised to conform with legislation on protection of savings (Law n. 262/2005 and Legislative Decree 303/2006) and the so-called Market Abuse Directive. The review (which was finalized in March 2007) has also taken into account the March 2006 edition of the Corporate Governance Code by Borsa Italiana.

According to new article 124-bis of the Consolidated Law on Finance, listed issuers shall annually disclose information on their adoption of—and, in case, compliance with—codes of conduct promoted by management companies of regulated markets (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations of market participants.

❖	CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct (the “Code of Ethics”) of the Telecom Italia Group is central to Telecom Italia Group’s system of corporate governance as it spells out the Company’s fundamental values and the principles considered necessary to ensure an ethically oriented conduct of business. The Code can be considered as the lying upstream of the whole corporate governance system, since every instrument of corporate governance is based on the principles of transparency, fairness and loyalty specified in the Code. The Code has been gradually adopted by all the companies belonging to the Telecom Italia Group since it specifies the principles to be respected in relations with all the main stakeholders the members companies interact with on a daily basis: shareholders, financial markets, customers, local communities and employees.

The Code of Ethics was drawn up on the basis of generally accepted ethical principles and in accordance with the highest international standards, taking into account the principles of Section 406 of the Sarbanes Oxley Act concerning:

•	honest and ethical conduct, including the handling of actual or apparent potential, direct or indirect, conflict of interest;

•	full, accurate and timely disclosure in reports and documents to be filed or made public;

•	compliance with any applicable law, rule and regulation;

Item 10. Additional Information	Corporate Governance

•	internal reporting of alleged violations of the Code of Ethics; and

•	accountability for compliance of the Code of Ethics.

In addition, the Company’s Self-Regulatory Code, the Related Parties Procedure, the Procedure for the Disclosure of Price-sensitive Information also deal with specific aspects of the same principles.

As with all of the Company’s corporate governance codes and principles, the Code of Ethics is reviewed periodically in order to conform it to the developments in the applicable law and market regulations, taking into account the most advanced national and international practices.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

❖	BOARD OF DIRECTORS

The Company’s system of corporate governance focuses on the central role of the Board of Directors in providing strategic guidance and in monitoring the operations, ensuring transparency of decisions, both within the Company and in relation to the market. The Telecom Italia Self-Regulatory Code supplements the applicable rules concerning the tasks and functioning of the Board of Directors. All the directors are required to comply with the Self-Regulatory Code. The Self-Regulatory Code has been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market. On march 2007, as part of the process of revising the Company’s mechanism of corporate governance, the Board approved a new version of this Code.

In 2005, in line with the best international practices and before it was recommended by Borsa Italiana’s new Corporate Governance Code (2006 edition), Telecom Italia’s directors had carried out a Board performance evaluation.

In 2006, for the second Board evaluation, the Directors hired an outside consultant (Egon Zehnder International) to work alongside the independent director chosen to act as an internal facilitator, both in preparing and performing the self-evaluating methodologies and in processing the results obtained. The consultant issued a professional opinion based on the evaluation of factors as independence, size and composition of the Board, role and functioning of the Board and the Board’s committees, flow of information, decision—making procedures, relations with shareholders and stakeholders.

Role and tasks

The Board of Directors has the power (and the duty) to lead the Company by pursuing the main objective of creating value for its shareholders; to that end the Company’s Self-Regulatory Code reserves to the Board’s several important tasks, including the following:

–	examining and approving the strategic, business and financial plans of the Company and the Group;

–	evaluating and approving the annual budget of the Company and the Group;

–	examining and approving transactions—including investments and divestments—with a substantial impact on the Company’s activity in view of their nature, strategic importance or size;

–	verifying the adequacy of the general organizational and administrative structure of the Company and the Group;

–	preparing and adopting the Company’s corporate governance rules and the Group’s governance guidelines;

–	appointing the Supervisory Panel set up under Legislative Decree 231/2001;

–	nominating the persons who are to hold the offices of Chairman and Managing Director in strategic subsidiaries;

–	assessing the overall performance of operations and periodically comparing the results achieved with those planned;

–	evaluating and approving the periodic reports required by the applicable legislation.

Item 10. Additional Information	Corporate Governance

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

In 2006 the Board of Directors met eight times. Board meetings were always well attended, with more than 92% of the directors present on average (the independent directors recorded an attendance rate of more than 92%).

When board meetings were to be held, documentation permitting effective participation in the proceedings was normally provided well in advance. As part of the revision of the corporate governance mechanisms mentioned above, the Company has adopted a new procedure governing the flow of information to the members of the Board of Directors and the Board of Auditors. The new procedure (which incorporates that introduced in the past to comply with the information requirement laid down by Article 150 of the Consolidated Law on Finance) is finalized to coordinate all the mechanisms necessary to provide the directors and the statutory auditors with the pertinent and relevant information on a continuous basis.

In November 2006, the Company released the calendar of corporate events scheduled for 2007, listing the meetings planned for the Board of Directors during the year.

Appointment of Directors

As noted above, Telecom Italia’s bylaws provide for the Board of Directors to be elected by the Shareholders’ Meeting through the slate system, which became mandatory under the Consolidated Law on Finance and the legislation on protection of savings.

The slate system is designed to ensure an adequate presence on the Board of Directors of persons drawn from slates presented by minority shareholders. According to Telecom Italia’s Bylaws the slates of candidates are presented by the shareholders or by the outgoing Board of Directors. Only those shareholders who alone or together with other shareholders hold a total number of Ordinary Shares representing at least 1% of the share capital entitled to vote at the Shareholders’ Meeting (or less, according to CONSOB regulations) may submit slates. Individual candidates are required to submit curricula setting out their personal and professional data, with the indication, where appropriate, of the grounds for their qualifying as independent, in order to allow the shareholders to exercise the right to vote in an informed manner. Each person entitled to vote may vote for only one slate. Four-fifths of the directors to be elected are chosen from the slate that obtains the highest number of shareholders’ votes in the progressive order in which they are listed on the slate. The remaining directors are chosen from the other slates; the votes obtained by the various slates are successively divided by one, two, three, four or five, depending on the number of directors to be chosen, and the quotients obtained are assigned progressively to candidates on each of these slates, in the order respectively specified on the slate. The quotients thus assigned to the candidates on the various slates are arranged in a single decreasing order. Those candidates who have obtained the highest quotients are elected to the Board of Directors.

At the April 2007 Shareholders’ Meeting the slate of candidates proposed by Olimpia obtained the highest number of votes and therefore 15 out of 19 of Telecom Italia’s Directors were elected from that slate. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

Composition

According to the bylaws, the Board of Directors has not less than 7 and not more than 23 members; it is up to the shareholders’ meeting to decide the exact number. Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia Bylaws relating to the retirement of a director under an age limit requirement or the number of shares required for director’s qualification.

If during the term of the Board of Directors one or more directors cease to hold such position for any reason, the Board of Directors is allowed to appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. As a rule, the replacements finally appointed by the Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments; the Shareholders’ Meeting may establish a different term of office for them.

Item 10. Additional Information	Corporate Governance

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Relations between the shareholders of Olimpia (as of June 13, 2007 Telecom Italia’s largest shareholder with an interest of approximately 18% in the Company’s Ordinary Share of capital) are regulated by an agreement concluded on August 7, 2001 and subsequently amended on September 14, 2001 and February 13, 2002. As of March 2, 2007 Edizione Holding S.p.A. has been replaced by Sintonia S.p.A., while Edizione Finance International S.A. has changed its name to Sintonia S.A..

Under the agreement (which is due to expire on October 4, 2007) Pirelli S.p.A., on one hand, and Edizione Holding S.p.A. and Edizione Finance International S.A. (now respectively Sintonia S.p.A. and Sintonia S.A., and jointly: Sintonia), on the other, undertook to do everything in their power to ensure, within the limits established by law, that in Telecom Italia’s Board of Directors:

•

one-fifth of the Directors (rounded up to the nearest whole number up to two) whose designation is not reserved by law or regulation or bylaws to the market or other persons, are appointed as indicated by Sintonia;

•	the Deputy Chairman is appointed, with powers of legal representation, from among the directors nominated by Sintonia;

•	if an Executive Committee is set up, one of its members is appointed from among the directors designated by Sintonia.

On April 28, 2007, a group of investors (the “Investors”), made up of 1) Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. (the “Italian Investors”) and 2) Telefónica S.A., entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, a vehicle through which they intend to purchase the entire share capital of Olimpia, from Pirelli and Sintonia S.p.A. and Sintonia S.A. (together “Sintonia Sellers”).

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and Sintonia Sellers to purchase the entire capital share of Olimpia. See also “Item 7. Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Olimpia Shareholders’ Agreements. According to the Shareholders’ Agreement entered into on April 28, 2007 by the Investors, as soon as possible after the closing of the Share Purchase Agreement, the Board of Directors of Telco or Olimpia, as the case may be, shall approve the list to be submitted to the shareholders’ meeting of Telecom Italia, for the appointment of the directors of Telecom Italia, pursuant to the following criteria: (i) Telefónica—to the extent holding at least 30% of Telco’s share capital—shall have the right vis-à-vis the other parties to designate two directors of Telecom Italia to be included as designees for appointment in the Board of Telecom Italia in the list presented by Olimpia or Telco (as the case may be) and, to the extent feasible, pursuant to article 2386, first paragraph, of the Italian Civil Code (i.e. through appointment) and (ii) the Italian Investors—to the extent holding at least 50% plus one share of Telco’s share capital—shall designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on the basis of a proportionality criterium (i.e. 1/5 each for Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. and 2/5 for Assicurazioni Generali S.p.A.).

In accordance with the Shareholders’ Agreement, the directors designated by Telefónica in Telco, Olimpia and Telecom Italia shall be directed by Telefónica to neither participate nor vote at the Board of Directors’ meetings at which resolutions will be discussed and proposed relating to the policies, management and operations of companies directly or indirectly controlled by Telecom Italia providing services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica are in force.

Independent Directors

The Company’s Self Regulatory Code adopted specific criteria conforming to international best practice and the Borsa Italiana’s Corporate Governance Code (2002 version) to qualify directors as “independent”, before the March 2006 edition of the Borsa Italiana’s Corporate Governance Code. Presently, Article 5 of the new version of the Telecom Italia Self Regulatory Code (March 2007) incorporates by reference the independence criteria set out in the latest version of the Borsa Italiana’s Corporate Governance Code. On the basis of these criteria and in the light of the declarations made by the parties concerned and verified by the Board of Directors, at present 9, out of

Item 10. Additional Information	Corporate Governance

the 19 directors, are considered independent, namely Paolo Baratta, Diana Bracco, Stefano Cao, Renzo Capra, Domenico De Sole, Luigi Fausti, Jean Paul Fitoussi, Cesare Giovanni Vecchio and Luigi Zingales.

To qualify as independent under the Company’s Self-Regulatory Code, Telecom Italia directors should. not maintain, nor have recently maintained, directly or indirectly any business relationships with the issuer or persons linked to the issuer (Group companies, executive directors or members of their families), of such a significance as to influence their autonomous judgment, and should not be in a position to influence the Company as a consequence of the shares they hold or their participation in shareholders’ agreements. In particular, a director is presumed not to be independent, when:

a)

he/she controls, directly or indirectly, the issuer, or is able to exercise over the issuer dominant influence, or participates in a shareholders’ agreement through which one or more persons may exercise a control or considerable influence over the issuer;

b)

he/she is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same period a considerable influence, also jointly through a shareholders’ agreement;

c)	he/she has, or had in the preceding fiscal year, directly or indirectly a significant commercial, financial or professional relationship:

–	with the issuer, one of its subsidiaries, or any of its significant representatives;

–	with a subject who, jointly with others through a shareholders’ agreement, controls the issuer, or – in case of a company or an entity;

–	with the relevant significant representatives;

or is, or has been in the preceding three fiscal years, an employee of the above mentioned subjects;

d)

he/she receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the “fixed” remuneration of a non executive director of the issuer, including the participation in incentive plans linked to the company’s performance, such as stock option plans;

e)	he/she was a director of the issuer for more than nine years in the last twelve years;

f)	he/she is vested with the executive director office in another company in which an executive director of the issuer holds the office of director;

g)	he/she is shareholder or quota holder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer; and

h)	he/she is a close relative of a person who is in any of the positions listed in the above points.

The Board of Directors verifies after the appointment by the shareholders’ meeting which members of the Board meet the above referred independence requirements. In this regard, the abovementioned criteria are neither exhaustive nor mandatory: a director may be deemed independent even though he/she does not formally meet one or more of the aforementioned criteria; vice-versa a director who satisfies all the requirements may nevertheless be deemed not independent.

The Board of Auditors verifies the correct application of principles and procedures adopted by the Board to evaluate the independence of Directors.

As mentioned above, Article 5.5 of the Company’s new Self Regulatory Code (March 2007) formalized the role of the Lead Independent Director, who was initially appointed, on September 9, 2004, in the person of the Chairman of the Internal Control and Corporate Governance Committee (Mr. Ferrarini). The Lead Independent Director coordinates the needs and inputs of the independent directors and, in performing this task, may use the Company’s structures and call special meetings of independent directors (“Independent Directors’ Executive Sessions”) to discuss issues related to the functioning of the Board or the management of the business. The Chairman of the Board benefits from the collaboration of the Lead independent Director to improve the working of the Board.

Item 10. Additional Information	Corporate Governance

During 2006, five Independent Directors’ Executive Sessions were held; they were focused, among other matters, on strategic plans and on the possible reorganization of the Group.

Executive Directors and Activities of the Board

The authority to grant delegated powers to directors and revoke such mandates is reserved to the Board of Directors, which also establishes the limits of such powers, the manner in which they have to be exercised and the intervals—not more than three months—at which executive directors must report to the Board of Directors and the Board of Auditors on the activity performed under the mandates conferred on them. The authority to determine the duties and responsibilities of the general managers is also reserved to the Board of Directors.

Telecom Italia adopted an ad hoc procedure formalizing the rules for gathering and transmitting information to the Board of Auditors and the Board of Directors on the activity performed, transactions with major implications for the profitability, financial position and/or balance sheet of the Company and the Telecom Italia Group, transactions with related parties (including intra-group dealings) and atypical or unusual transactions (the Procedure for Information to Directors and Auditors). This procedure generates the information flows by means of which executive directors report to the Board of Directors and the Board of Auditors.

In particular, the procedure provides for the collection and disclosure to Directors and members of the Board of Auditors of in-depth information on:

•

the activity carried out by the Company, with special reference to the implementation of transactions already approved by the Board of Directors and the actions taken by executive directors in the exercise of their delegated powers, including the projects launched;

•	the transactions of greatest significance for the Company’s profitability, financial position and balance sheet;

•	any transactions potentially involving a conflict of interest, i.e. intra-group transactions and transactions with related parties other than those of an intra-group nature;

•

atypical and unusual transactions, in which the parties or the nature of the transaction fall outside the normal sphere of the Company’s business and that have critical aspects in relation to their nature, the risks inherent in the type of the counterparty or the time of their implementation.

On May 6, 2004 the Board of Directors appointed Marco Tronchetti Provera as Chairman and Carlo Orazio Buora and Riccardo Ruggiero as Managing Directors; Gilberto Benetton was appointed as Deputy Chairman.

Following the resignation of the Chairman, Marco Tronchetti Provera, on September 15, 2006, the Board of Directors appointed Guido Rossi as Chairman and Carlo Orazio Buora as Executive Deputy Chairman. The latter was entrusted with the powers and responsibilities previously assigned to Marco Tronchetti Provera. Moreover, the Board confirmed Gilberto Benetton in the position of Deputy Chairman and Riccardo Ruggiero in that of Managing Director.

Following the Shareholders Meeting, held on April 16, 2007, the newly elected Board of Directors, on April 17, appointed as Chairman Pasquale Pistorio and confirmed Carlo Orazio Buora and Riccardo Ruggiero in their role, respectively as Executive Deputy Chairman and as Managing Director.

According to Italian law and the Company’s Bylaws the Chairman and the Managing Directors (including the Executive Deputy Chairman) are all legal representatives of the Company and they are individually authorized to carry out any transaction relating to the Company’s activity. Nevertheless, the power to take decisions on transactions of particular significance continues to be exercised by the Board as a whole, even when they are theoretically within the limits of the executive directors’ mandates. This is because mandates are not considered a way of attributing exclusive competences but as a means of ensuring, from the standpoint of organizing the management function, the greatest possible operational flexibility, both within the Company and in relation to third parties.

In 2002, the Company adopted guidelines for carrying out transactions with related parties in order to ensure both procedural and substantial fairness and transparency: to this end Telecom Italia adopted the notion of “related party” spelled out in IAS 24, as suggested by CONSOB, the Italian authority competent to supervise

Item 10. Additional Information	Corporate Governance

financial markets. Under the guidelines, the Board of Directors is required to give advance approval to transactions with related parties, including intra-group transactions, apart from those of a customary nature to be concluded at standard conditions. Moreover, if the related party is a director or a third party that is related via a director, the director concerned may only provide clarifications and must leave the meeting when the motion is examined and voted upon. Depending on the nature, value and other characteristics of related-party transactions, the Board may be assisted by one or more experts, in order to prevent contracts being concluded at inappropriate conditions. Such experts must have suitable professional experience and qualifications in the relevant field and their independence and freedom from conflicts of interests must be carefully assessed.

In 2006, the Board of Directors approved a specific procedure (the Related Parties Procedure) to complement the aforementioned guidelines (now incorporated in the Company’s new Self Regulatory Code: Article 11). The procedure is intended to ensure; (i) the standardized treatment of the issue; (ii) the identification of decision-making responsibilities; and (iii) the traceability of the operational processes. In particular, the procedure provides for the existence of a relationship with Telecom Italia to be checked in advance by consulting an expert system, which uses a database of related parties to Telecom Italia. The expert system provides automatic indications concerning decision-making procedures (including the need for an expert opinion) and internal information flows for reporting purposes.

For additional information, see “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. According to the Self Regulatory Code (March 2007 edition), the Board establishes three Committees: the Strategy Committee, the Remuneration Committee, the Internal Control and Corporate Governance Committee.

Strategy Committee

The Committee is entrusted with the task of assisting the Board of Directors in formulating the Group’ strategic choices, with special reference to decisions concerning technology, organizational finance and corporate finance. The Committee reports on its activity to the Board of Directors at least once a year, at the time the budget is presented. The Committee may invite to its meetings the heads of units within the Company and may employ consultants and external experts.

In 2006 the Strategy Committee consisted of the Chairman of the Board (who ensured the alignment and coordination of the activities of the Committee, the Board and management), the Managing Director (and, since September 15, 2007, Executive Deputy Chairman, Carlo Orazio Buora), and three non-executive directors (Domenico De Sole, Marco Onado and Pasquale Pistorio) specialized in the fields of competence reserved to the Committee. It met three times, with an attendance rate of 93%. The meetings were attended by managers of the Group, invited according to their specific expertise to provide inputs with regard to the matters on the agenda.

The present Board of Directors appointed the members of the current Strategy Committee in the persons of: the Chairman of the Board (Pasquale Pistorio), the Deputy Executive Chairman (Carlo Orazio Buora), the Managing Director (Riccardo Ruggiero), and four directors, Paolo Baratta, Domenico De Sole, Jean-Paul Fitoussi e Renato Pagliaro.

Internal Control and Corporate Governance Committee

The Committee is entrusted with the following tasks:

(i)	to evaluate the adequacy of the internal control system;

(ii)	to evaluate the work plan prepared by the person in charge of the oversight of the internal control system, from whom it receives periodic reports;

(iii)

to discuss with the heads of the Company’s administrative departments and the external auditors, and subsequently to assess, whether the accounting policies have been correctly applied and are homogeneous for the purpose of preparing the consolidated accounts;

Item 10. Additional Information	Corporate Governance

(iv)	to evaluate the proposals made by the external auditors in order to be awarded the appointment, the audit plan and the results set out in the letter of suggestions;

(v)	to report to the Board of Directors at least once every half year on the activity performed and the adequacy of the internal control system;

(vi)	to perform the additional tasks that may be assigned to it by the Board of Directors, particularly as regards relations with the external auditors; and

(vii)	to monitor compliance with the rules of corporate governance and the periodic updating thereof.

In March 2007 the Company revised the Self Regulatory Code in order to conform to the latest version of Borsa Italiana’s Corporate Governance Code, whereby the Internal Control and Corporate Governance Committee is charged with additional tasks, including:

–	expressing its opinion on the proposal for appointing, removing and assigning duties to the person responsible for preparing the Company’ financial reports,

–

assessing, together with the person responsible for preparing the Company’s financial reports, whether the accounting policies have been correctly applied in preparing consolidated financial statements,

–	in cases of substitution of an independent director, proposing candidates for co-optation to the Board of directors,

–	defining the procedures and timing for conducting the “board performance evaluation”.

According to the Company’s Self Regulatory Code, the Committee is composed of independent directors. The Committee in charge until April 16, 2007, was appointed on May 6, 2004 and comprised Guido Ferrarini (Chairman of the Committee), Francesco Denozza, Domenico De Sole and Marco Onado. The present Internal Control and Corporate Governance Committee was appointed by the Board of Directors on May 8, 2007 and is composed of: Paolo Baratta (Chaiman of the Committee), Diana Bracco, Domenico De Sole, Luigi Fausti and Cesare Giovanni Vecchio.

During 2006 the Committee contributed to the implementation of the Company’s instruments of corporate governance and participated in the process of their updating. Moreover the Committee monitored the introduction of IAS/IFRS for the financial statements of the Group and the Company and kept abreast of the progress made by the so called 404 Project, aimed at ensuring timely and correct compliance by the Company with the disclosure requirements set forth by Section 404 of the Sarbanes-Oxley Act. As well as monitoring transactions that the Board deemed especially delicate, the Committee examined and approved the basic elements of the internal audit plan for 2007 and periodically assessed the work of Telecom Italia Audit & Compliance Services.

In 2006, the Committee held 15 meetings, with an attendance rate of 95%. Committee meetings were attended by the Chairman of the Board of Auditors or by the auditor he designated; where it was deemed desirable in the light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings. In particular, the Committee met on a number of occasions with the Board of Auditors to consider actions to be taken with respect to:

•	events relating to the ex head of the Security Function within the Company—Giuliano Tavaroli,

•	network security and services provided to the Judicial Authorities in Italy by the Company in accordance with legal obligations applicable to all telecommunication operators in Italy, and

•	issues that arose, including responding to an order of the Italian Privacy Authority, with respect to traffic data, privacy and the collection of information on employees.

Such issues were considered of such importance that the Committee prepared an ad-hoc report describing the procedures and actions taken by the Company, the Committee and the Board of Directors since mid-2005 through February 2007 with respect to them. A full copy of the report was filed with the SEC by the Company on a Form 6-K dated February 22, 2007. The report included in the Form 6-K is an unofficial English translation of the report prepared in Italian by the Committee. In the event of conflict or inconsistency between the terms used in the

Item 10. Additional Information	Corporate Governance

Italian version of the report and the English translation, the Italian version shall prevail, as the official document is the Italian version.

Remuneration Committee

The Remuneration Committee is basically charged with submitting proposals to the Board of directors for the remuneration of the Managing Directors and the directors entrusted with special tasks, and is responsible for assessing the criteria for the remuneration of the Company’s top management. To perform these duties, the Committee may use the structures of the Company as well as external consultants.

The Committee in charge until April 16, 2007 was appointed on May 6, 2004 and was composed by Luigi Fausti (Chairman of the Committee), Paolo Baratta and Pasquale Pistorio. The present Remuneration Committee was appointed on May, 8, 2007 and is composed solely by independent directors: Stefano Cao, Renzo Capra, Luigi Fausti e Luigi Zingales.

In 2006 the Committee met five times with an average attendance rate of more than 93%.

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Internal Control System

The Company’s internal control system is conceived as a process made up of rules, procedures and organizational structures for the achievement of substantial and procedural fairness, transparency and accountability, the values laid down by the Code of Ethics. The aim of the system is to ensure that corporate operations are efficient and can be known and verified, that accounting and operational data are reliable, that applicable laws and regulations are complied with, and that the assets of the business are safeguarded, not least with a view to preventing the perpetration of fraud against the Company and the financial market.

The principal rules of Telecom Italia’s internal control system are:

•	separation of roles in the performance of the activities involved in each operating process;

•	traceability and constant visibility of decisions, so that responsibility can be pinpointed and the rationale of the actions performed can be identified; and

•	decision-making on an objective basis, so that purely subjective considerations are set aside and decisions are taken according to criteria that are established in advance and can be verified.

The Board of Directors is responsible for the internal control system. It establishes the guidelines for the system and verifies that it is adequate and works effectively, making sure that the main operational, regulatory, economic and financial risks are appropriately identified and managed. To verify the correct operation of the internal control system the Board uses the Internal Control and Corporate Governance Committee and a suitably independent entity which has sufficient resources to perform the internal control function (presently, the Consortium company Telecom Italia Audit & Compliance Services).

The Executive Deputy Chairman Carlo Orazio Buora is charged with the task of determining the mechanisms of the system and the manner in which it is to be implemented in accordance with the guidelines established by the Board; he is also responsible for ensuring the system’s overall adequacy, its effectiveness and its adaptation to changes in operating conditions and the legislative and regulatory framework. In particular, he is responsible for the identification, monitoring and management of corporate risks, which he submits for evaluation to the Board of Directors.

The entity is responsible for the internal control system and is entrusted with the task of verifying the adequacy and effectiveness of the system and, where deficiencies are found, to propose appropriate remedies. To this end the Board appointed the Company’s internal auditor (the Consortium company Telecom Italia Audit & Compliance Services). The consortium company—through its Chairman, whom Telecom Italia nominates—reports on its

Item 10. Additional Information	Corporate Governance

activity to the Internal Control & Corporate Governance Committee, the Board of Auditors and the Executive Deputy Chairman, who is the director in charge of the internal control system. The aim of entrusting the internal auditing function to a consortium company (in which TI Media also holds an interest) is to maximize the independence of the person responsible for internal control from Telecom Italia’s corporate structures.

In 2005 the position of Group Compliance Officer was created to coordinate the implementation of the Group’s internal control system. The Group Compliance Officer performs a role of coordination of the various plans for the improvement of the Group’s internal control system and is responsible for monitoring and facilitating the relationship between the Company’s management and the internal auditor, so as to guarantee, with the assistance of Telecom Italia Audit & Compliance Services, methodological correctness in the management of risks. Furthermore, to ensure coordination of risk management at the top level, in 2006 a specific Risk Management Committee, chaired by the Executive Deputy Chairman, was established.

As regards compliance with the provisions implementing the Sarbanes-Oxley Act, in 2006 the Group followed through on its 404 Project which commenced in the second quarter of 2005. It involved the whole Group under the guidance at top level of a specific Steering Committee, composed of the Managing Directors of Telecom Italia (after September 16, 2006: the Executive Deputy Chairman and the Managing Director), the Group’s Chief Financial Officer, the General Counsel and the managers in charge of Media and Olivetti.

As per applicable Italian law, the shareholders’ meeting on April 16, 2007, introduced into the Company’s Bylaws, the position of “person responsible for preparing the Company’s financial reports”. The bylaws specifies the experience requirements (in the fields of administration, finance and auditing) for this new position, and the Board of Directors is in charge of appointing (and removing) this officer after consulting with the Board of Auditors and to determine the powers and duties of the office.

The Telecom Italia Group’s internal control system is completed by an ad hoc organizational model (the so called 231 Organizational Model) that goes beyond the mere application of the provisions of Legislative Decree No. 231/2001, since it provides a paradigm for the conduct of all those who act in the Company’s name and on its behalf. More specifically, the model comprises “principles for dealings with governmental bodies” (elaborated as a set of rules for relations with representatives of such bodies) and “internal control checklists” listing: (i) the main stages of every process, (ii) the offences that may be committed in relation to individual processes, and (iii) the control activities to prevent the related risks. The organizational model is reviewed periodically. In 2006 some modifications were necessary to adapt the model to changes in the relevant legislation, while other modifications were deemed appropriate in the light of experience in the application of the model. In addition, through the 231 Steering Committee, the Company checked the adequacy of the internal control system with respect to new types of offenses, with special reference to the market abuse.

The functioning of the model and compliance with it are monitored by a Supervisory Panel composed of a member of the Board of Auditors, an independent director and the person responsible for the internal control system. The panel’s composition thus embraces all the professional skills involved in the control of operations and is aimed to ensure the body’s independence. The Supervisory Panel reports to the Board of Directors, the Committee for Internal Control and Corporate Governance and the Board of Auditors on the checks performed and their results. A special unit has been created within Telecom Italia Audit & Compliance Services to provide operational support to the Supervisory Panels by handling reports of violations of the organizational model and conducting compliance audits on the basis of the data received through the information flows that have been put in place.

Board of Auditors

Tasks and role

The Board of Auditors verifies the observance of the law and the Bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform the CONSOB of any irregularity they detect in the course of

Item 10. Additional Information	Corporate Governance

their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings (in case such Committee is established).

In order to make available the broad range of information needed by the Board of Auditors (if such Committee is established) to perform its control function effectively, the Company introduced the Procedure for Compliance with the Requirements of Article 150.1 of the Consolidated Law On Finance. This procedure has been recently incorporated by the Procedure for Information to Directors and Auditors.

The Board of Auditors held 32 meetings during 2006 (some jointly with the Internal Control and Corporate Governance Committee), with an attendance rate of 92%. In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

In addition to the tasks performed while acting in lieu of the Audit Committee (see below), in 2006 the Board of Auditors carried out supervisory functions provided for under Italian law: verifying that the transactions of greatest significance for the Company’s profitability, financial position and assets and liabilities conformed with the law, the bylaws and the principles of correct management; checking that transactions with related parties complied with the self-regulatory principles and procedures adopted by the Company and that they were in its interest; and checking the adequacy of the organizational structure. The Board of Auditors also monitored the adequacy of the internal control system and that of the administrative and accounting system and the latter’s reliability in correctly representing transactions. In particular, during 2006, the adequacy of organizational structure and the internal control system has been subject matter of evaluation by the Board of Auditors (which met several times jointly with the Internal Control and Corporate Governance Committee), in connection with problems concerning the Group’s Security Function, network security and handling of traffic data. Lastly, the Board investigated the reports it received under Article 2408 of the Italian Civil Code and the complaints submitted to it as Audit Committee (see below the description of the ad-hoc procedure it adopted to this end).

Appointment

Telecom Italia’s Board of Auditors is composed of five regular auditors, and two alternate auditors. Pursuant to Article 17 of Telecom Italia’s Bylaws the Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and one alternate auditor are drawn from the so called “majority slate” (that is a slate that obtained the majority of the votes cast by the shareholders), two regular auditors are taken from the other slates, so called “minority slates”. One alternate auditor is drawn from the “minority slate” which has obtained the largest number of votes.

In case an auditor chosen from the “majority slate” or one of the “minority slates” ceases from office, the alternate chosen respectively from the “majority slate” or the “minority slate” takes his/her place, until the next Shareholders’ Meeting, which will appoint a replacement. Pursuant to article 148 of the Consolidated Law on Finance (as amended by the legislation on protection of savings), the Chairman of the Board of Auditors is appointed by the shareholders’ meeting from among the auditors elected from a “minority slate”.

Auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of April 13, 2006, on the basis of two slates presented respectively by Olimpia (Telecom Italia’s largest shareholder) and by minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianfranco Zanda were elected from the “majority slate”, while Paolo Golia and Stefano Meroi were elected from the “minority slate”. Paolo Golia was appointed, by the shareholders meeting, as Chairman of the Board. Following the resignation of one of the two minority members, Stefano Meroi, on October 20, 2006, the alternate director elected from the minority slate, Enrico Maria Bignami, took the office until the shareholders’ meeting of April 16, 2007, which formally appointed him. The same meeting appointed a new alternate auditor, in the person of Luigi Gaspari, who was designated by the same shareholders who had submitted the slate from which Stefano Meroi e Enrico Maria Bignami were elected.

Item 10. Additional Information	Corporate Governance

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed not only by the number of meetings in 2006 (32 meetings of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance) but also by the Company’s choices relating to US law.

More specifically, according to Rule 10A-3 under the 1934 Act and NYSE listing standards, the Board of Auditors has been identified to act as Telecom Italia’s Audit Committee. The Board of Auditors meets the requirements of the general exemption contained in Rule 10A-3(c)(3):

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

•

the Board of Auditors, in accordance with and to the extent permitted by Italian law, is responsible for the appointment, retention (via proposal to the shareholders’ meeting) and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements;

•	the Board of Auditors is authorized to engage independent counsel and other advisers, as it deems appropriate; and

•	the Board of Auditors has adopted a complaints procedure in accordance with Rule 10A-3 of the 1934 Act.

As concerns the appointment and retention of the external auditor, in 2003 the Telecom Italia Group introduced a procedure that made the choices of the Directors subject to the corroborating opinion of the Board of Auditors (the procedure is available on the Company’s website, under “Governance”). Pursuant to the legislation on protection of savings, at present, the Board of Auditors is directly called to submit the proposal for the appointment of the external auditor directly to the shareholders’ meeting. Consequently, the Board of Auditors submitted its proposal concerning the appointment of the external auditor to shareholders meeting of April 16, 2007.

In view of its responsibilities under Italian law and the obligations deriving from US law, in 2005 the Board of Auditors adopted a complaints procedure for receiving, retaining and treating the “reports” it receives. Such reports can be of the following kinds:

•	statements of violations submitted by shareholders concerning matters deemed to be improper;

•	complaints by any person, thus including non-shareholders, concerning alleged irregularities, improper facts or, more generally, any problem or issue deemed to merit investigation by the control body;

•	complaints specifically regarding accounting, internal accounting controls, or auditing matters;

•	confidential, possibly anonymous submissions of “concerns” by employees of the Company or the Group regarding questionable accounting or auditing matters.

A short description of how such reports are to be submitted to the Board of Auditors/Audit Committee is available on the Company’s website under “Governance”.

Item 10. Additional Information	Corporate Governance

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

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Ordinary Shares (i) approve the annual accounts, (ii) appoint/revoke directors and auditors and determine their remuneration, when necessary, (iii) vote on other issues defined in the Bylaws, if any, (iv) authorize the completion of the transactions by the directors, if and when the Bylaws call for such previous authorization, it being understood that directors remain directly responsible for the transactions accomplished, (v) adopt rules of procedure for the shareholders’ meetings (Meeting Regulations). Telecom Italia’s Bylaws do not entrust to the ordinary shareholders’ meeting any additional responsibility according to points (iii) and (iv) above. The annual accounts of the Company are submitted for approval to the annual Shareholders’ Meeting, which must be convened within 120 days after the end of the financial year to which they relate or, where special circumstances make this necessary, within 180 days of the end of the fiscal year; if the meeting is called within 180 days, the directors shall give the reasons for the delay in the report on operations included in the annual report.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

Shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice in Gazzetta Ufficiale della Repubblica Italiana at least 30 days before the date fixed for the meeting. In the case of a Shareholders’ Meeting that is called at the request of the minority shareholders or a Shareholders’ Meeting called to approve the liquidation of the Company, the notice period is reduced to 20 days. The notice period is reduced to 15 days if the Company is subject to a tender offer and a Shareholders’ Meeting is called to consider defensive actions against such tender offer (in which case resolutions must be approved by at least 30% of the holders of the voting shares outstanding at all calls of the Shareholders’ Meeting). The notice must also be published in at least one national daily newspaper. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”).

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Ordinary Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Ordinary Shares represented at the meeting.

Extraordinary Shareholders’ Meetings are duly constituted with the attendance of shareholders representing at least one-half or more than one-third or at least one-fifth of the company’s ordinary share capital, on the first call, second call and third call, respectively. The favorable vote of at least two-thirds of the Ordinary Shares represented at the meeting is necessary for the resolution approval. Resolutions concerning capital increases with the exclusion or limitation of subscription rights must always be approved by holders of more than 50% of the shares outstanding, irrespective of the call in which the resolution is taken.

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

Item 10. Additional Information	Corporate Governance

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

Votes by proxy may be solicited and collected for the shareholders’ meetings of listed companies. Proxy solicitation provisions allow individuals (so-called consignors), to promote, through special brokers, the soliciting of votes by proxy at shareholders’ meetings. The ownership—including joint ownership—of at least 0.5% of the company’s voting share capital (registered in the shareholders’ register for at least six months) is a requisite for becoming a consignor. Soliciting brokers may be investment companies, banks, asset management companies and joint-stock companies, with soliciting votes by proxy as their only corporate object.

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

The shareholders’ meetings shall be called when requested by shareholders representing at least 10% of a company’s share capital. In the case the directors or in their place the statutory auditors don’t call the Shareholders Meeting, the Court orders with a decree the call of the Shareholders Meeting, after having heard the directors and statutory auditors, if the refusal is unjustified. Shareholders are not allowed to present requests on topics upon which the Shareholders Meeting resolves, pursuant to Italian law, on directors’ proposal or on a project basis or on their reports only.

Shareholders representing at least 2.5% of the share capital may request, within five days of the publication of the notice convening the meeting, additions to the agenda, specifying in the request the additional items they propose. Additions to the agenda may not be made for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report by the Board of Directors. Notice of items added to the agenda following requests by shareholders, as above, shall be given in the same forms prescribed for the publication of the notice convening the meeting. The shareholders’ power to request additions to the agenda is now formally regulated by an ad-hoc amendment to Article 18 of the Bylaws, approved by the shareholders’ meeting of April 16, 2007.

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings, which has been amended by the shareholders’ Meeting of April 16, 2007, in order to conform to the legislation on the protection of savings. The new version of the Rules requires shareholders requesting additions to the agenda of the shareholders’ meeting to present an ad-hoc report describing their proposal.

Item 10. Additional Information	Corporate Governance

Meetings of Savings Shareholders

Although holders of Savings Shares are not entitled to vote in meetings of holders of Ordinary Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on May 16, 2007 reappointed Mr. Carlo Pasteris as joint Representative for a three year period.

Special Meetings of Savings Shareholders may be called when deemed necessary or upon request by Savings Shareholders representing at least 1% of the outstanding Savings Shares either by the Joint Representative or by the Company’s Board of Directors in order to (a) appoint and revoke the Joint Representative, (b) approve the resolutions of the Shareholders’ Meetings that may affect the rights of Savings Shares, (c) set up an expense fund for the coverage of costs incurred in protecting rights of the Savings Shareholders, (d) negotiate possible disputes with the Company; and (e) resolve other issues relating to their position as holders of Savings Shares. To adopt resolutions related to (a), (c) and (e) above, a favorable vote of at least 20% of the Savings Shares is required at Special Meetings held on the first call, a favorable vote of at least 10% is required at Special Meetings held on the second call, and a favorable vote of at least a majority of the Savings Shares present is required at Special Meetings held on the third call. To adopt resolutions related to (b) and (d) above, a favorable vote of at least 20% of the Savings Shares is required at all calls of the Special Meetings.

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

Disclosure

Transparent relations with the financial markets, and the provision of accurate, clear and complete information are standards for the conduct of the members of the governing bodies, the management and all the employees of the Telecom Italia Group. Specific procedures are used for classifying and managing information from a standpoint of confidentiality.

The procedure for disclosing price-sensitive information adopted in 2002 (Procedure for the Disclosure of Price-sensitive Information) was replaced pursuant to a resolution of the Board of Directors on March 7, 2006, by a more comprehensive procedure for the disclosure of inside information, as the result of activity of the working group the Company set up to evaluate the effects of the transposition into Italian law of the EU’s Market Abuse Directive.

The procedure (posted on the Company’s website under “Governance”) covers the handling—including the public disclosure—of inside information concerning Telecom Italia, its unlisted subsidiaries and listed financial instruments, and is addressed to all the members of the governing bodies, employees and outside consultants of Group companies who have potential access to inside information. It also applies as an instruction to all subsidiaries for the purpose of promptly obtaining the necessary information for timely and correct compliance with public disclosure requirements. The procedure also governs the register of persons with access to inside information, which has been operational since April 1, 2006.

The Procedure for the management and public disclosure of inside information provides for:

•	the requirements and responsibility for the classification of inside information;

•	the manner of tracing access to inside information being prepared, with special regard to the creation of the register required by Italian law;

Item 10. Additional Information	Corporate Governance

•	the instruments and rules for safeguarding inside information in the making;

•	the operational rules for the disclosure of inside information to the market and in general for public announcements and/or communications to analysts/investors.

The procedure resulted from the initiative of the Disclosure Committee that the Company established in 2004 to provide assistance to the Board of Directors and top management as regards the processing and handling of data and news necessary for the correct provision of information. The main tasks of the Committee were:

•

to assist the Board in the preparation of corporate communications (including preparation of the Annual Report on Form 20-F), the Senior Officers (as defined below) in the certification of the Annual Report of Form 20-F filed with the SEC in accordance with the Sarbanes-Oxley Act, and the director appointed to handle price-sensitive information;

•

to monitor the application of procedures and controls for the collection, analysis and retention of data and information for publication and filing, verify their adequacy and effectiveness and propose corrective measures where appropriate; and

•	to supervise the structure and updating of the Company’s website as regards its institutional contents.

The role and operating rules of the Disclosure Committee (which are posted on the Company’s website under “Governance”), have been revised as part of a process of updating the Company’s different mechanisms of corporate governance, so that the Disclosure Committee is now focused on validating, monitoring and checking the effectiveness of the procedures and controls used for gathering, analyzing, retaining and processing the data and information to be transmitted to Directors and Statutory Auditors on the one hand and to be disclosed to the market on the other.

With reference to the preparation of the Annual Report, the Committee, which had sponsored the 404 Project, examined the “Procedure for the Preparation of the Telecom Italia 2006 Annual Report (Form 20-F)”. In this connection, a specific mechanism of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document was set up to give adequate assurance to and support the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

10.3    DESCRIPTION OF BYLAWS

Object

Telecom Italia’s objects are described in Article 3 of the Bylaws. Such objects are:

•

to install and operate fixed or mobile equipment and installations for the purpose of providing and operating telecommunications services and to carry out the activities directly or indirectly related thereto;

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

Recent amendments

The shareholders’ meeting held on April 16, 2007 approved a series of amendments to the Bylaws to adapt it to the provisions of Law 262/2005 (the so-called Law on the Protection of Savings), as amended by Legislative Decree 303/2006. Some amendments also responded to the recommendations and criteria set forth by the Italian Stock Exchange new Corporate Governance Code (March 2006 edition).

In brief:

–

the amendments to the Company’s object (Article 3) updated the description of the Company’s goals (dating back to 1997 in its formulation). The formal revision of the clause therefore was aimed at clarifying and modernizing a text that had become obsolete;

–

rules were introduced concerning the organization of savings shareholders (Article 6) and bondholders (Article 8). In both cases the principle was introduced that the Company should bear the related organizational costs, within different limits;

–

various changes were passed to the provisions on the Board of Directors (Article 9), some serving merely to clarify or simplify the text, while others to adapt the provisions to the new legislative and regulatory framework. Corresponding amendments were approved with reference to the Board of Auditors (Article 17);

Item 10. Additional Information	Description Of Bylaws

–	the provisions concerning corporate offices (Article 10) was revised and the possibility of appointing more than one Deputy Chairman was introduced;

–	as established by law, the Board was entrusted with appointing the manager responsible for the preparation of the Company’s financial reports (Article 13);

–	the articles concerning the shareholders’ meetings (Articles 18 and 20) were modified in order both to adapt them to the new legislative provisions and to clarify and simplify their formulation.

For a description of the new set of rules, please See “—10.1 Corporate Governance”.

Item 10. Additional Information	Description Of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 18, 2007, the subscribed and fully paid-up capital stock was equal to €10,673,776,696.55 divided into 13,380,746,060 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of €0.55.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of €624,936,779.50 (at April 18, 2007 €125,771,565.15), by means of the issue of up to a maximum of 1,136,248,690 (at April 18, 2007 228,675,573).

Ordinary Shares with a par value of €0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertible notes with redemption premium” (now “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium”) convertible bonds, on the basis of 0.471553 Ordinary Shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of €183,386,986.75 (at April 18, 2007 €55,307,528.10), by means of the issue of up to a maximum of 333,430,885 (at April 18, 2007 100,559,142).

Ordinary Shares with a par value of €0.55 each, divided into the following outstanding divisible tranches:

•

a tranche of up to a maximum of €37,398,868.65 (at April 18, 2007 €9,712,784.40) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at 18 April 2007 17,659,608) shares with a par value of €0.55 each, to be subscribed for at a total price of €13.815 per option held (i.e. at a price of €4.185259 for each newly-issued share);

•

a tranche of up to a maximum of €21,422,652.90 (at April 18, 2007 €16,484,542.80) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at April 18, 2007 29,971,896) shares with a par value of €0.55 each, to be subscribed for at a total price of €9.203 per option held (i.e. at a price of €2.788052 for each newly-issued share);

•

a tranche of up to a maximum of €50,268,799.90 (at April 18, 2007 €29,110,200.90) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at April 18, 2007 52,927,638) shares with a par value of €0.55 each, to be subscribed for at a total price for the different options of respectively €9.665, €7.952 and €7.721 per option held (i.e. at a price for the different options of respectively €2.928015 €2.409061 and €2.339080 for each newly-issued share).

The Shareholders’ Meeting held on April 7, 2005 resolved to increase the share capital by up to a maximum of €38,655,832.60 (at April 18, 2007 €27,304,720.30), by means of the issue of up to a maximum of 70,283,332 (at April 18, 2007 49,644,946) Ordinary Shares with a par value of €0.55 each, divided into the following outstanding divisible tranches:

1.

a tranche of up to a maximum of €11,705,656.05 (at April 18, 2007 €9,320,515.05) for the exercise of the “2000- 2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 (at April 18, 2007 16,946,391) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €6.42 per option held (i.e. at a price of €3.710983 for each newly-issued share);

2.

a tranche of up to a maximum of €22,150,920 (at April 18, 2007 €16,380,072.50) for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 (at April 18, 2007 29,781,950) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.67 per option held (i.e. at a price of €3.277457 for each newly-issued share);

Item 10. Additional Information	Description Of Capital Stock

3.

a tranche of up to a maximum of €3,192,173.05 (at April 18, 2007 €1,604,132.75) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at April 18, 2007 2,916,605) Telecom Italia Ordinary Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.07 per option held (i.e. at a price of €2.930636 for each newly-issued share).

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

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time. Up until now, the aforementioned powers have not been exercised.

Telecom Italia Extraordinary Shareholders’ Meeting of May 6, 2004 also resolved that the Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of €880,000,000. Up until now, the aforementioned powers have not been exercised.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Pursuant to Telecom Italia’s Bylaws, any reduction in share capital made for the purpose of absorbing losses is applied to the par value of the Ordinary Shares until they have been reduced to zero and only then is the par value of the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

Form and Transfer

The Dematerialization Decree provides for the dematerialization of financial instruments publicly traded on regulated markets, including treasury bonds.

As a result, Ordinary Shares and Savings Shares must be held with Monte Titoli. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli and beneficial owners of Ordinary Shares and Savings Shares may hold their interests through special deposit accounts with any such participant. The beneficial owners of Ordinary Shares and Savings Shares held with Monte Titoli may transfer their Ordinary Shares, collect dividends and exercise other rights with respect to those shares through such accounts. Such shares held by Monte Titoli are transferred between beneficial owners by appropriate instructions being given to the relevant participants associated with Monte Titoli to debit the account with the bank of the vendor and to credit the account with the bank of the purchaser.

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

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net income in the amount up to 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is higher by 2% of its the par value than the dividend per Ordinary Share.

In case the net income is insufficient, the Annual Ordinary Shareholders’ meeting is allowed to satisfy the aforementioned preferential rights by distributing reserves, when available.

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

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolutions taken by an extraordinary Shareholders’ Meeting with the affirmative vote of holders of more than 50% of the Ordinary Shares outstanding. This majority is required at the first, second and third call. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and it is confirmed in the independent auditors’ report.

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

Holders of Savings Shares and preferred shares, if any, are entitled to a preferred right to distribution from liquidation up to their par value. No liquidation dividend is payable to the holders of other classes of shares until such preferential right has been satisfied in full. Thereafter, in case of surplus assets, holders of all classes of shares rank equally in the distribution of such surplus assets. Shares rank pari passu among themselves in a liquidation.

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

As of June 13, 2007, Telecom Italia owns 1,272,014 of its own Ordinary Shares.

The Shareholders’ Meeting of April 13, 2006 authorized, for a period of 18 months from the date of the resolution, the purchase, on one or more occasions and at any time, in any of the ways permitted by the applicable rules and regulations, at the Board’s discretion, of Ordinary and/or Savings shares up to the limits established by law and in any case with a limit of €1,000,000,000 on the amount that can be spent. According to the resolution the purchase price must lie between a minimum and a maximum corresponding to the weighted average of the official prices of shares of the same class recorded by Borsa Italiana on the ten trading days prior to the date of the purchase or of the determination of the purchase price, respectively reduced and augmented by 20%. The Shareholders’ Meeting simultaneously authorized, for the same period of time, the disposal, on one or more occasions and at any time, of all or some of the shares repurchased by the Company, including treasury shares already held by Telecom Italia when the resolution was taken.

The Shareholders’ Meeting of April 16, 2007 revoked the aforementioned authorizations for the purchase and disposal of treasury shares, while authorizing, for an 18-month period, the purchase, on one or more occasions and at any time, of up to a maximum of 25,000,000 Ordinary Shares, servicing a plan for the award of free Telecom Italia S.p.A. Ordinary Shares aimed at members of the top management of the Group, to be selected by the Board of Directors. According to the resolution the purchase price must lie between a minimum and a maximum corresponding to the weighted average of the official prices of Ordinary Shares recorded by Borsa Italiana on the ten trading days prior to the date of the purchase, respectively decreased and increased by 10%. The purchases must be made on regulated markets and according to the procedures allowed by the statutory and regulatory provisions in force.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations, any acquisition or sale of an interest in excess of 2%, 5%, 7.5%, 10% and all higher multiples of five, in the voting shares of a listed company, must be notified to the listed company and to CONSOB within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. CONSOB must make such information public within three trading days from the notification.

Item 10. Additional Information	Description Of Capital Stock

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

For the purposes of the disclosure requirements for 5%, 10%, 25%, 50% and 75% thresholds, the calculation of holdings shall also include issued and subscribed shares that a person may buy or sell on his own initiative, either directly or through nominees, trustees or subsidiary companies. Shares that may be acquired by exercising conversion rights or warrants shall be included in the calculation only if the acquisition can be made within sixty days.

Shareholder agreements concerning the voting shares of a listed company must be notified to CONSOB, published in an abridged form in the daily press and filed with the Company Register of the place where the company has its registered office if they provide for duties of consultation before voting, set limits on the transfer or provide for the purchase of the relevant shares, have as their object or effect the exercise of a dominant influence on the company. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it.

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—4.3 Regulation—Competition Law”.

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

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Exchange Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. New Telecom Italia has completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. New Telecom Italia has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Ordinary Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as w ell as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Deposit, Issuance, Transfer and Withdrawal

In connection with the deposit of Ordinary Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to issue or execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such Deposited Securities (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such Deposited Securities; and (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such Deposited Securities until the Ordinary Shares are registered in the name required by the Depositary or indemnity therefore. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to any distribution upon Deposited Securities or change affecting Deposited Securities, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. The Depositary agrees to instruct the Custodian to place all Ordinary Shares accepted for deposit into a segregated account separate from any Ordinary Shares of the Company that may be held by such Custodian under any other depositary receipt facility relating to the Ordinary Shares. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. To the extent that the provisions of or governing the Shares make delivery of certificates therefore impracticable, Ordinary Shares may be deposited by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with the Company or an accredited intermediary, such as a bank, acting as a registrar for the Ordinary Shares, together with delivery of the documents, payments and Delivery Order referred to herein to the Custodian or the Depositary. Neither the Depositary nor the Custodian shall lend Deposited Securities.

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

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs provided); however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Shares or evidence of rights to receive Shares may be deposited through (x) electronic transfer of such Shares to the account maintained by the Custodian for such purpose at Monte Titoli S.p.A., (y) evidence satisfactory to the Custodian of irrevocable instructions to cause such Shares to be transferred to such account or (z) delivery of the certificates representing such Shares. If use of the Monte Titoli book-entry system in connection with the Shares is discontinued at any time for any reason, the Company shall make other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, non assessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADRs) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned interest rights to be qualified as a “qualified shareholding”.

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

Inheritance and Gift Tax

Pursuant to Law Decree No. 262 of October 3, 2006, converted—with amendments—into Law No. 286 of November 24, 2006, effective from November 29, 2006, and Law No. 296 of December 27, 2006, the transfers of any valuable asset (including Shares, Savings Shares and ADRs) as a result of death or donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

(i)

transfers in favour of the spouse and of direct descendants or ascendants are subject to an inheritance and gift tax applied at a rate of 4% on the value of the inheritance or the gift exceeding €1,000,000 (per beneficiary);

(ii)

transfers in favour of the brothers and sisters are subject to an inheritance and gift tax applied at a rate of 6% on the value of the inheritance or the gift exceeding €100,000 (per beneficiary). The same tax rate applies in favour of handicapped individuals on the value of inheritance or gift exceeding €1,500,000 (per beneficiary);

(iii)

transfers in favour of all other relatives up to the fourth degree or relatives-in-law up to the third degree, are subject to an inheritance and gift tax applied at a rate of 6% on the entire value of the inheritance or the gift;

(iv)	any other transfer is subject to an inheritance and gift tax applied at a rate of 8% on the entire value of the inheritance or the gift.

With respect to listed Shares, the value for inheritance and gift tax purposes is the average stock exchange price of the last quarter preceding the date of the succession or of the gift (increased by the interest accrued meanwhile). With respect to unlisted Shares, the value for inheritance and gift tax purposes is determined by reference to the value of listed debt securities having similar features or based on other certain elements.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by American Depositary Shares evidenced by ADRs, that are generally applicable to the U.S. holders described herein who own Telecom Italia Shares or ADRs as capital assets for U.S. federal income tax purposes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

Item 10. Additional Information	Taxation

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with U.S. holders of ADRs claiming foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes by ADR holders and the availability of the reduced tax rate on dividends received by certain non-corporate U.S. holders, both discussed below, could be affected by actions that may be taken by parties to whom ADRs are pre-released.

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

This discussion assumes that the Company was not a passive foreign investment company for 2006 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADRs (other than certain pro rata distributions of Telecom Italia Shares or ADRs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Since the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations that may vary depending on a U.S. holder’s individual circumstances and the discussion above

Item 10. Additional Information	Taxation

regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate.

You will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADRs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary in the case of U.S. holders of ADRs, or by the U.S. holder in the case of U.S. holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, by the Depositary you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions at a rate not in excess of that provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, you may, at your election, deduct such Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your tax advisor concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2006 and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADRs, certain adverse tax consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADRs or Telecom Italia Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•

in the case of backup withholding, provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

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

Item 13. Defaults, Dividend Arrearages And Delinquencies

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modification to the Rights Of Security Holders And Use Of Proceeds

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. Controls And Procedures	Disclosure Controls And Procedures

Item 15.    CONTROLS AND PROCEDURES

15.1    DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, the Company, under the supervision and with the participation of the officers selected by the 404 Implementation Team (made up of managers from the Finance Adminstration and Control, the Human Resources, the Information Technology Governance and the legal departments, together with representatives of Telecom Italia Audit and Compliance Services), according to the guidelines set forth by the Steering Committee for the 404 Project (composed of the Executive Deputy Chairman and the Managing Director of Telecom Italia, the Group’s Chief Financial Officer, the General Counsel and the managers in charge of Media and Olivetti), and Telecom Italia Audit and Compliance Services S.c.a.r.l. performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Deputy Chairman and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

Item 15. Controls And Procedures	Management’s Annual Report On Internal Control Over Financial Reporting

15.2    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

–

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures for the company are being made only in accordance with authorizations of management and directors of the company; and

–

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The company’s independent auditors have issued an audit report on our assessment of the company’s internal control over financial reporting. This report appears below.

Item 15. Controls And Procedures	Management’s Annual Report On Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Italia S.p.A.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Telecom Italia S.p.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecom Italia S.p.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 15. Controls And Procedures	Management’s Annual Report On Internal Control Over Financial Reporting

In our opinion, management’s assessment that Telecom Italia S.p.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Telecom Italia S.p.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecom Italia S.p.A. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 26, 2007, except for notes 46, 47 and 48, as to which the date is June 15, 2007, expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 26, 2007

except for internal control over financial reporting

related to notes 46, 47 and 48 as to which the date is

June 15, 2007

Item 15. Controls And Procedures	Changes in Internal Control Over Financial Reporting

15.3    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

After its reintegration as per the resolutions by the Shareholders’ Meeting of April 16, 2007, the Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, See “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted a new Code of Ethics and Conduct which applies to the Chairman, the Executive Deputy Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy. The Code of Ethics and Conduct is available on Telecom Italia’s website at www.telecomitalia.it. “Item 10. Additional Information—10.1 Corporate Governance—10.1.1 Differences Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “—10.1 Corporate Governance—10.1.2 General—Code of Ethics and Conduct”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as Telecom Italia’s primary independent auditors since the year ended December 31, 2001.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2006 and 2005.

	For the fiscal year ended December 31,
Type of Fees	2006	2005
	(thousands of Euro)
Audit Fees(1)	11,381	13,434
Audit-related Fees(2)	795	843

Total	12,176	14,277

(1)

Audit fees consisted of fees for professional services in connection with Telecom Italia’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, the agreed upon procedures required under regulations in Italy and abroad for certain transactions (such as merger and acquisitions) and technical Accounting Consultations.

(2)	Audit-related fees consisted of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

Audit Committee’s Pre-Approval Policies and Procedures

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, the Board of Auditors makes a recommendation to the Shareholders’ Meeting which appoints the external auditors and determines their compensation. The three-year period 2004-2006 audit engagement conferred to Reconta Ernst & Young S.p.A. by the Telecom Italia Shareholders’ Meeting on May 6, 2004 came to an end with the issuance by Reconta Ernst & Young S.p.A. of its audit report on the financial statements of Telecom Italia for the year ended December 31, 2006. As a result of this and under the applicable Italian rules and regulations governing the appointment of independent auditors for listed companies, on April 16, 2007, the Telecom Italia Shareholders’ Meeting resolved to extend the appointment of Reconta Ernst & Young S.p.A. as Telecom Italia’s primary independent auditors for the three year period 2007-2009.

In October 2003, Telecom Italia, together with the Board of Auditors, adopted the Group Procedure for the Appointment of Auditors (the “Group Procedure”). The Group Procedure requires that Ernst & Young be appointed throughout the Group with any exceptions subject to prior approval by the Director with delegated authority and the Board of Auditors. The Group Procedure pre-approved certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and prohibited certain services. According to the Group Procedure, the Board of Auditors pre-approved (subject to annual review) the following audit and permitted non-audit services:

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

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and control agencies (such as, for example, those connected with so-called ‘regulatory accounting’).

8.	Audit of statements required by national or supranational administrations (such as, for example the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-audit Services:

1.	“Audits” in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called “audit rights”);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

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

The pre-approved services listed above are in all cases subject to scrutiny by the Director with delegated powers for internal controls, by the Board of Directors who may (by his own initiative or on request by the Committee for Internal Control and Corporate Governance or by the Board of Auditors) request supplementary documentation to verify the independent status of the auditor and take appropriate action if necessary.

Services that are not included in one of the categories listed above require specific pre-approval of the Director with delegated powers for internal controls, by the Board of Directors and the Board of Auditors. An approval may not be granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees Item 16E. Repurchases of Equity Securities

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors—Audit Committee”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2006, to December 31, 2006, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

Item 17. Financial Statements

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(b) Exhibits

1.1 Bylaws of the Company (English Translation).

2.1 Deposit Agreements.

(a) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company.(1)

(b) Deposit Agreement dated as of July 17, 2003, as amended, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American depositary Receipts representing Savings shares of the Company.(2)

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

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

8.1 List of Subsidiaries.(7)

12(a) Certification by the Executive Deputy Chairman of Telecom Italia S.p.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Item 19. Financial Statements and Exhibits

12(b) Certification by the Chief Executive Officer of Telecom Italia S.p.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12(c) Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Report on Form 6-K dated February 22, 2007 (unofficial English translation of a report prepared by the Internal Control and Corporate Governance Committee of the Board of Directors of Telecom Italia S.p.A. for the Board of Directors). (8)

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(7)	Please see “Note 45-List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

(8)	Incorporated by reference (File No. 001-13882).

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/s/ CARLO ORAZIO BUORA
Name:	Carlo Orazio Buora
Title:	Executive Deputy Chairman

Dated June 21, 2007

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 46, 47 and 48 to the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 26 and June 15, 2007 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 26, 2007

except for notes 46, 47 and 48 as to which the date is

June 15, 2007

Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005— ASSETS

		As of December 31,
	Note	2006	2005
		(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	43,739	43,980
Intangible assets with a finite life	6	6,740	6,810

		50,479	50,790

Tangible assets
Property, plant and equipment owned	7	15,690	16,443
Assets held under finance leases	7	1,525	1,598

		17,215	18,041

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	488	781
Other investments	8	776	561
Securities, financial receivables and other non-current financial assets	8	691	996
Miscellaneous receivables and other non-current assets	8	871	825
Deferred tax assets	9	912	2,793

		3,738	5,956

TOTAL NON-CURRENT ASSETS (A)		71,432	74,787

CURRENT ASSETS
Inventories	10	291	294
Trade and miscellaneous receivables and other current assets	11	8,748	8,856
Current income tax receivables	12	287	335
Securities	13	812	378
Financial receivables and other current financial assets	14	433	509
Cash and cash equivalents	15	7,219	10,323

Current assets sub-total		17,790	20,695

Discontinued operations/assets held for sale
—of a financial nature		—	37
—of a non-financial nature		235	491

	16	235	528

TOTAL CURRENT ASSETS (B)		18,025	21,223

TOTAL ASSETS (A+B)		89,457	96,010

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005—

EQUITY AND LIABILITIES

		As of December 31,
	Note	2006	2005
		(millions of Euro)
EQUITY
Share capital issued		10,674	10,668
Less: Treasury shares		(69)	(69)

Share Capital		10,605	10,599

Reserve for additional paid-in capital		1,689	6,465
Other reserves and retained earnings (accumulated losses), including net income (loss) for the year		13,724	8,598

Equity attributable to equity holders of the Parent		26,018	25,662
Equity attributable to Minority Interests		1,080	1,323

TOTAL EQUITY (A)	17	27,098	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	18	40,803	42,146
Employee severance indemnities and other employee-related provisions	19	1,262	1,351
Deferred tax liabilities	9	194	137
Provisions for risks and charges	20	775	797
Miscellaneous payables and other non-current liabilities	21	1,857	2,113

TOTAL NON-CURRENT LIABILITIES (B)		44,891	46,544

CURRENT LIABILITIES
Current financial liabilities	18	5,653	9,812
Trade and miscellaneous payables and other current liabilities	22	11,596	12,157
Current income tax payables	23	219	227

Current liabilities sub-total		17,468	22,196

Liabilities relating to discontinued operations/assets held for sale
—of a financial nature		—	143
—of a non-financial nature		—	142

	16	—	285

TOTAL CURRENT LIABILITIES (C)		17,468	22,481

TOTAL LIABILITIES (D=B+C)		62,359	69,025

TOTAL EQUITY AND LIABILITIES (A+D)		89,457	96,010

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Income

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

		Year ended December 31,
	Note	2006	2005	2004
		(millions of Euro)
Revenues	27	31,275	29,919	28,292
Other income	28	606	678	1,099

Total operating revenues and other income		31,881	30,597	29,391

Purchases of materials and external services	29	(14,191)	(12,937)	(11,812)
Personnel costs	30	(3,801)	(4,142)	(3,852)
Other operating expenses	31	(1,543)	(1,468)	(1,603)
Changes in inventories	10	8	(4)	27
Capitalized internal construction costs	32	496	471	713
Depreciation and amortization	33	(5,487)	(5,232)	(4,808)
Gains (losses) on disposals of non-current assets(1)	34	95	242	(9)
Impairment reversals (losses) on non-current assets	35	(21)	(28)	(444)

Operating income		7,437	7,499	7,603

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	51	23	(5)
Financial income	36	3,041	3,144	2,224
Financial expenses	37	(5,014)	(5,131)	(4,216)

Income from continuing operations before taxes		5,515	5,535	5,606
Income taxes	38	(2,519)	(2,395)	(2,654)

Net income from continuing operations		2,996	3,140	2,952
Net income (loss) from discontinued operations/assets held for sale	16	7	550	(118)

Net income for the year		3,003	3,690	2,834
Of which:
• Net income attributable to equity holders of the Parent		3,014	3,216	1,815
• Net income (loss) attributable to Minority Interests		(11)	474	1,019

(1)	Excludes capital gains/losses realized on disposals of investments classified as discontinued operations/assets held for sale and investments other than in subsidiaries.

		Year ended December 31,
		2006	2005	2004
Basic and Diluted Earnings Per Share (EPS)(*)	39	(Euro)
—Ordinary Share		0.15	0.17	0.11
—Savings Share		0.16	0.18	0.12

Of which:
—From continuing operations
—Ordinary Share		0.15	0.14	0.12
—Savings Share		0.16	0.15	0.13
—From discontinued operations/assets held for sale
—Ordinary Share		—	0.03	(0.01)
—Savings Share		—	0.03	(0.01)

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statement Of Changes In Equity

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Equity attributable to equity holders of the Parent
	Share capital	Reserve for additional paid-in capital	Reserve for net translation differences	Other reserves and retained earnings (accumulated losses), including net income (loss) for the year	Total	Equity attributable to Minority Interests	Total equity
	(millions of Euro)
Balance at December 31, 2003 in accordance with Italian GAAP	8,854	88	—	7,150	16,092	4,497	20,589
Adoption of IFRS	(56)	(56)	—	275	163	32	195

Balance at December 31, 2003 in accordance with IFRS	8,798	32	—	7,425	16,255	4,529	20,784

Changes in equity in 2004:
Fair value adjustments of available-for-sale financial assets:
• Unrealized gains (losses) from fair value adjustments	—	—	—	52	52	—	52
• Gains/losses transferred to the statement of income	—	—	—	(9)	(9)	—	(9)
Fair value adjustments of hedging instruments:
• Unrealized gains (losses) from fair value adjustments of cash flow hedging derivatives	—	—	—	(313)	(313)	—	(313)
• Gains/losses transferred to the statement of income	—	—	—	100	100	—	100
Translation differences	—	—	(50)	—	(50)	(26)	(76)
Income taxes	—	—	—	81	81	—	81

Income (loss) recognized directly in equity—other comprehensive income (loss)	—	—	(50)	(89)	(139)	(26)	(165)

Net income for the year	—	—	—	1,815	1,815	1,019	2,834

Total comprehensive income (loss) for the year	—	—	(50)	1,726	1,676	993	2,669

• Dividends approved	—	—	—	(1,730)	(1,730)	(1,050)	(2,780)
• Conversion of bonds	1	3	—	—	4	—	4
• Exercise of stock options	10	30	—	—	40	207	247
• Dilution of TIM shares held following stock options	—	—	—	66	66	(66)	—
• Effect of consolidation of TIM shares previously recorded in current assets	—	—	—	—	—	(20)	(20)
• Other changes	—	—	—	(63)	(63)	(43)	(106)

Balance at December 31, 2004 in accordance with IFRS	8,809	65	(50)	7,424	16,248	4,550	20,798

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statement Of Changes In Equity

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Equity attributable to equity holders of the Parent
	Share capital	Reserve for additional paid-in capital	Reserve for net translation differences	Other reserves and retained earnings (accumulated losses), including net income (loss) for the year	Total	Equity attributable to Minority Interests	Total equity
	(millions of Euro)
Balance at December 31, 2004 in accordance with Italian GAAP	8,865	120	—	6,187	15,172	4,689	19,861
Adoption of IFRS	(56)	(55)	(50)	1,237	1,076	(139)	937

Balance at December 31, 2004 in accordance with IFRS	8,809	65	(50)	7,424	16,248	4,550	20,798

Changes in equity in 2005:
Fair value adjustments of available-for-sale financial assets:
• Unrealized gains (losses) from fair value adjustments	—	—	—	57	57	—	57
• Gains/losses transferred to the statement of income	—	—	—	(11)	(11)	—	(11)
Fair value adjustments of hedging instruments:
• Unrealized gains (losses) from fair value adjustments of cash flow hedging derivatives	—	—	—	(122)	(122)	—	(122)
• Gains/losses transferred to the statement of income	—	—	—	75	75	—	75
Translation differences	—	—	848	—	848	357	1,205
Income taxes	—	—	—	(1)	(1)	—	(1)

Income (loss) recognized directly in equity—other comprehensive income (loss)	—	—	848	(2)	846	357	1,203

Net income for the year	—	—	—	3,216	3,216	474	3,690

Total comprehensive income (loss) for the year	—	—	848	3,214	4,062	831	4,893

• Dividends approved	—	—	—	(1,912)	(1,912)	(430)	(2,342)
• Conversion of bonds	488	1,640	—	(315)	1,813	—	1,813
• Exercise of stock options	6	23	—	—	29	—	29
• Cash tender offer and other purchases of shares	—	—	—	—	—	(2,124)	(2,124)
• Telecom Italia/TIM Merger	1,309	4,768	—	(64)	6,013	(1,102)	4,911
• Transfer of Tin.it from Telecom Italia Media to Telecom Italia	—	—	—	(364)	(364)	364	—
• Cash tender offer on Telecom Italia Media shares	—	—	—	—	—	(134)	(134)
• Reorganization of Mobile business segment in Brazil	—	—	—	(14)	(14)	40	26
• Reimbursement of Entel Bolivia capital	—	—	—	—	—	(160)	(160)
• Changes in the scope of consolidation	—	—	(5)	—	(5)	(577)	(582)
• Telecom Italia shares held by Telecom Italia Finance	(13)	—	—	—	(13)	—	(13)
• Other changes	—	(31)	—	(164)	(195)	65	(130)

Balance at December 31, 2005 in accordance with IFRS	10,599	6,465	793	7,805	25,662	1,323	26,985

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statement Of Changes In Equity

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

	Equity attributable to equity holders of the Parent
	Share capital	Reserve for additional paid-in capital	Reserve for net translation differences	Other reserves and retained earnings (accumulated losses), including net income (loss) for the year	Total	Equity attributable to Minority Interests	Total equity
	(millions of Euro)
Balance at December 31, 2005 in accordance with IFRS	10,599	6,465	793	7,805	25,662	1,323	26,985
Application of Legislative Decree No. 38/2005	—	(4,796)	—	4,796	—	—	—

Balance at December 31, 2005 in accordance with IFRS as adjusted	10,599	1,669	793	12,601	25,662	1,323	26,985

Changes in equity in 2006:
Fair value adjustments of available-for-sale financial assets:
• Unrealized gains (losses) from fair value adjustments	—	—	—	68	68	—	68
• Gains/losses transferred to the statement of income	—	—	—	—	—	—	—
Fair value adjustments of hedging instruments:
• Unrealized gains (losses) from fair value adjustments of cash flow hedging derivatives	—	—	—	(48)	(48)	—	(48)
• Gains/losses transferred to the statement of income	—	—	—	290	290	—	290
Translation differences	—	—	(119)	—	(119)	(44)	(163)
Income taxes	—	—	—	(83)	(83)	—	(83)

Income (loss) recognized directly in equity—other comprehensive income (loss)	—	—	(119)	227	108	(44)	64

Net income for the year	—	—	—	3,014	3,014	(11)	3,003

Total comprehensive income (loss) for the year	—	—	(119)	3,241	3,122	(55)	3,067

• Dividends approved	—	—	—	(2,766)	(2,766)	(236)	(3,002)
• Conversion of bonds	6	20	—	(4)	22	—	22
• Exercise of stock options	—	—	—	—	—	2	2
• Reorganization of Mobile business segment in Brazil	—	—	—	(59)	(59)	59	—
• Changes in the scope of consolidation	—	—	12	—	12	(15)	(3)
• Other changes	—	—	—	25	25	2	27

Balance at December 31, 2006 in accordance with IFRS	10,605	1,689	686	13,038	26,018	1,080	27,098

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

		Year ended December 31,
	Note	2006	2005	2004
		(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations		2,996	3,140	2,952
Adjustments to reconcile net income from continuing operations to cash flows generated by (used in) operating activities:
Depreciation and amortization		5,487	5,232	4,808
Impairment (reversals) losses of non-current assets (including investments)		1	3	446
Net change in deferred tax assets and liabilities		1,843	1,347	1,124
Net (gains) losses realized on disposals of non-current assets (including investments)		(317)	(327)	(106)
Share of (profits) losses of associates and joint ventures accounted for using the equity method		(51)	(23)	5
Change in employee severance indemnities and other employee-related provisions		(114)	255	(39)
Change in other operating assets/liabilities:
• Change in inventories		—	(5)	(24)
• Change in trade receivables and net receivables on construction contracts		(461)	329	51
• Change in trade payables		(10)	184	1,079
• Net change in miscellaneous receivables/payables and other assets/liabilities		(180)	(357)	(30)

CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)		9,194	9,778	10,266

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of intangible assets on an accrual basis	6	(2,187)	(1,785)	(1,882)
Acquisition of tangible assets on an accrual basis	7	(2,927)	(3,388)	(3,120)

Total acquisitions of intangible and tangible assets on an accrual basis		(5,114)	(5,173)	(5,002)
Change in amounts due to fixed asset suppliers (*)		10	158	—

Total acquisitions of intangible and tangible assets on a cash basis		(5,104)	(5,015)	(5,002)
Acquisitions of investments in subsidiaries and businesses, net of cash acquired (I)	3,5,6	—	(390)	(1)
Acquisitions of other investments	3,5,8	(206)	(14,544)	(867)
Change in financial receivables and other financial assets		(264)	(474)	424
Proceeds from sale of investments in subsidiaries, net of cash disposed of (II)	5,16	345	2,052	43
Proceeds from sale/repayments of intangible, tangible and other non-current assets (II)		1,038	950	452

CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)		(4,191)	(17,421)	(4,951)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in current financial liabilities and other liabilities		(204)	(1,053)	1,247
Proceeds from non-current financial liabilities (including current portion)		5,222	15,357	7,845
Repayments of non-current financial liabilities (including current portion)		(9,995)	(3,151)	(8,270)
Proceeds from equity instruments		2	102	193
Share capital increases/repayments		—	(160)	51
Dividends paid (distribution of reserves included)		(2,997)	(2,328)	(2,780)

CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)		(7,972)	8,767	(1,714)

CASH FLOWS GENERATED BY (USED IN) DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	16	(13)	26	(109)

AGGREGATE CASH FLOWS (E=A+B+C+D)		(2,982)	1,150	3,492

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (F)		9,958	8,667	5,211

Net effect of foreign currency translation on net cash and cash equivalents (G)		(16)	141	(36)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (H=E+F+G)		6,960	9,958	8,667

(I)	Net of change in payables arising from the related acquisition.

(II)	Net of change in receivables arising from the related disposal.

(*)	Not available for the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements

Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid)/received	(566)	(708)	(1,476)

Interest expense paid	(3,108)	(2,796)	(2,779)

Interest income received	1,156	1,067	1,025

Dividends received	63	61	35

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	10,323	8,746	5,515
• Bank overdrafts repayable on demand—from continuing operations	(383)	(248)	(510)
• Cash and cash equivalents—from discontinued operations/assets held for sale	37	210	206
• Bank overdrafts repayable on demand—from discontinued operations/assets held for sale	(19)	(41)	—

	9,958	8,667	5,211

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	7,219	10,323	8,746
• Bank overdrafts repayable on demand—from continuing operations	(259)	(383)	(248)
• Cash and cash equivalents—from discontinued operations/assets held for sale	—	37	210
• Bank overdrafts repayable on demand—from discontinued operations/assets held for sale	—	(19)	(41)

	6,960	9,958	8,667

The accompanying notes are an integral part of these financial statements

Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM AND CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and wholesale providers, in the development of fiber optic networks for wholesale customers, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.

The head office of the Parent Company, Telecom Italia, is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed in millions of euro which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in “Note 2—Accounting policies”.

The consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with IFRS issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”), and by the national laws in force. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

The consolidated financial statements have been prepared under the historic cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative instruments which have been measured at fair value, as well as discontinued operations/assets held for sale and the liabilities related to discontinued operations/assets held for sale which have been stated at the lower of carrying value or fair value less costs to sell. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

The Group did not opt for the early adoption of any IFRS in 2006.

Minor changes have been made to the classification of certain items in the consolidated financial statements of prior years to allow comparison with the presentation in the consolidated financial statements at December 31, 2006.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated balance sheets have been prepared by classifying the assets and liabilities according to “current and non-current” criterion and separately indicating on two lines “Discontinued operations/assets held for sale” and “Liabilities relating to discontinued operations/assets held for sale” as required by IFRS 5;

•

the consolidated statements of income have been prepared by classifying the operating costs by nature of expense, since this form of presentation is considered more appropriate and representative of the specific business of the Group, and conforms to internal reporting and is in line with the industrial sector of reference. Moreover, results from continuing operations are shown separately from the “Net income (loss) from discontinued operations/assets held for sale” as required by IFRS 5;

•	the consolidated statements of changes in equity have been prepared in conformity with the IAS 1;

•

the consolidated statements of cash flows have been prepared by presenting financial flows from operating activities according to the “indirect method”, as permitted by IAS 7, and separately showing financial flows from “Discontinued operations/assets held for sale”, as required by IFRS 5.

Financial Statements	Notes To Consolidated Financial Statements

SEGMENT INFORMATION

The disclosure of segment information has been modified to present the Brazil Mobile segment separately from the Domestic Mobile segment in light of the increasing importance of the Brazilian mobile business and the organizational changes that took place during 2006.

The segment information presented for prior periods has been reclassified for purpose of comparison.

The accounting presentation by business segment is therefore as follows:

•	Wireline

•	Domestic Mobile

•	Brazil Mobile

•	Media

•	Olivetti

•	Other activities

SEASONAL FACTORS AFFECTING REVENUES

•	Wireline

The trend of revenues from basic subscription charges and traffic relating to fixed telecommunications was not significantly affected by seasonal factors in 2006 with respect to 2005 and 2004. However, the promotional campaigns launched in 2006 had a positive effect on product sales.

•	Domestic Mobile

The trend of voice traffic revenues relating to the domestic mobile business was not influenced by seasonal factors related to market campaigns. These campaigns, however, have an effect on the revenues from sales and marginally also on revenues from Valued Added Services (VAS). Nevertheless, there are seasonal phenomena relating to the number of holidays during the year.

•	Brazil Mobile

The trend of revenues relating to the Brazil mobile business were only marginally affected by seasonal factors involving marketing campaigns but were influenced by seasonal phenomena relating to the number of holidays during the year.

SCOPE OF CONSOLIDATION

Excluding the effects of discontinued operations/assets held for sale at December 31, 2006 and 2005 (described below), the impact of the other changes in the scope of consolidation on the results of operations, the financial position and cash flows during 2006 and 2005 was not material.

The changes in the scope of consolidation at December 31, 2006 compared to December 31, 2005 can be summarized as follows:

a)	inclusions in the scope of consolidation:

–	Olivetti: AdValso S.p.A (established in November 2006);

b)	exclusions from the scope of consolidation:

–

Wireline:    Telecom Media International Italy-Canada Inc. (wind-up closed in November 2006), Emax Trade S.r.l. (wind-up closed in November 2006) and Liberty Telecom B.V. (wind-up closed in December 2006);

–	Olivetti: Wirelab S.p.A. (partial sale of investment), Olivetti Tecnost Portugal S.A. (wind-up closed in May 2006) and Olivetti Tecnost H.K. Ltd (wind-up closed in October 2006);

Financial Statements	Notes To Consolidated Financial Statements

–

Other activities:    Ruf Gestion S.a.S. (sold in March 2006), Olivetti International (Service) S.A. (wind-up closed in April 2006), Eustema S.p.A. (sold in April 2006), Consorzio Energia (wind-up closed in May 2006), Consorzio Formazione Area Mediterranea (reclassified to investments in associates), Telecom Italia Learning Services S.p.A. (sold in July 2006), Blah! Inc. (wind-up closed in October 2006) and Edotel S.p.A. (wind-up closed in December 2006);

c)	merged companies:

–	effective January 2006, La7 Televisioni S.p.A. was merged with the parent Telecom Italia Media S.p.A.;

–	effective March 2006, Tim Italia S.p.A. was merged with the parent Telecom Italia S.p.A.;

–

effective March 2006, Blah!- Sociedade Anonima de Servicos e Comercio and CRC–Centro de Relacionamento com Clientes were merged into the parent Tim Celular S.A., whose investment was later contributed by Tim Brasil S.A. to Tim Participações S.A.;

–	effective June 2006, Tim Sul S.A. was merged into Tim Celular S.A., Tim Nordeste Telecomunicaçoes S.A. was merged into Maxitel S.A. and renamed Tim Nordeste S.A.;

–	effective October 2006, Nuova Tin.It S.r.l. was merged with the parent Telecom Italia S.p.A..

The changes in the scope of consolidation at December 31, 2005 compared to December 31, 2004 can be summarized as follows:

a)	inclusions in the scope of consolidation:

–

Wireline:    Rits Tele.com. B.V. (acquired in March 2005), Nuova Tin.It S.r.l. (established in May 2005), Liberty Surf Group S.A. (acquired on May 31, 2005), Telecom Italia Data Center S.r.l. (established in August 2005) and TIS France S.a.S. (established in August 2005);

–	Other activities: Progetto Italia S.p.A. (established in January 2005) and Ascai Servizi S.r.l. (controlling interest acquired in May 2005);

b)	exclusions from the scope of consolidation:

–	Wireline: Med 1/c-1 (1999) Ltd (sold in July 2005), and Kmatrix S.r.l. (deleted from the Companies Register in July 2005);

–	Media: Televoice S.p.A. (sold in January 2005), Databank S.p.A. and Dbk S.A. (sold in February 2005);

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

–

Wireline:    Finanziaria Web S.p.A., Ism S.r.l. and Telecom Italia Data Center S.r.l. merged into Telecom Italia S.p.A.; Tiscali Telecom S.a.S., Tiscali Contact S.A., Tiscali Media S.A., Film non Stop S.A. and Telecom Italia France S.a.S. merged into Tiscali Access S.A. then renamed Telecom Italia S.A.; Rits Tele.com B.V. merged in BBNed;

–	Mobile: Telecom Italia Mobile S.p.A. merged into Telecom Italia S.p.A.;

–	Olivetti: Olivetti Sistema e Serviços Ltda merged in Olivetti do Brasil and Olivetti Tecnost de Mexico S.A. de C.V. merged in Olivetti Mexicana S.A..

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2006 and 2005, the subsidiaries, associates and joint ventures of Telecom Italia can be summarized as follows:

	At December 31, 2006
	Italy	Outside Italy	Total
Companies:
– subsidiaries consolidated on a line-by-line basis	43	85	128
– joint ventures accounted for using the equity method	1	1	2
– associates accounted for using the equity method	26	7	33

Total companies	70	93	163

	At December 31, 2005
	Italy	Outside Italy	Total
Companies:
– subsidiaries consolidated on a line-by-line basis (*)	54	100	154
– joint ventures accounted for using the equity method	1	1	2
– associates accounted for using the equity method	31	12	43

Total companies	86	113	199

(*)	Including subsidiaries held for sale.

For further details, see the “Note 45—List of companies of the Telecom Italia Group”.

DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), balance sheet and statement of income items relating to discontinued operations/ assets held for sale have been classified in two separate lines on the balance sheet in “Discontinued operations/assets held for sale” and in “Liabilities relating to discontinued operations/assets held for sale” and in one line on the statement of income in “Net income (loss) from discontinued operations/assets held for sale.”

In particular:

–	the 2006 statement of income includes the data of Digitel Venezuela (sold in May 2006);

–

the 2005 statement of income includes the data of: Digitel Venezuela (sold in May 2006), the Entel Chile group (sold in March 2005), Tim Hellas (sold at the beginning of June 2005), the Finsiel group (sold at the end of June 2005), Tim Perù (sold in August 2005) and Gruppo Buffetti (sold in January 2006);

–

the 2004 statement of income includes the data of: Entel Chile group (sold in March 2005), the Finsiel group and Tim Hellas (sold in June 2005), Tim Perù (sold in August 2005), the Gruppo Buffetti (sold in January 2006) and Digitel Venezuela (sold in May 2006);

–	the balance sheet at December 31, 2006 includes the investments held in Solpart Participações and Brasil Telecom Participações following the decision to proceed with their sale;

–	the balance sheet at December 31, 2005 includes the assets and liabilities of Digitel Venezuela and Gruppo Buffetti.

NOTE 2—ACCOUNTING POLICIES

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

Financial Statements	Notes To Consolidated Financial Statements

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority interests in the equity and in the net income for the year are disclosed separately under appropriate captions, respectively, in the consolidated balance sheet and in the consolidated statement of income.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date; any resulting difference is treated as goodwill and recognized in intangible assets, as described below.

All intragroup balances and transactions, and any unrealized gains and losses arising from intragroup transactions, are eliminated on consolidation.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the balance sheet date (the current method). Income and expenses are translated at the average exchange rate for the year. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. The average exchange rates for the year are used to translate the cash flows of foreign consolidated subsidiaries included in the consolidated statement of cash flows.

For subsidiaries, associates and joint-ventures which adopt inflation accounting to eliminate distorting effects on the result for the year, the statement of income has been translated at the year-end exchange rates, as required by IAS 29 (Financial reporting in hyperinflationary economies), instead of at the average rates for the year.

In the context of IFRS first-time adoption, the cumulative translation differences arising from the consolidation of foreign subsidiaries outside the eurozone was set at nil, as allowed by IFRS 1 (First-time adoption of International Financial Reporting Standards); therefore, only accumulated translation differences generated and recorded after January 1, 2004 are included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

If losses attributable to minority interests in a consolidated subsidiary exceed the minority interests in the subsidiary’s equity, the excess, and any further losses attributable to the minority interests, are allocated against the equity interest attributable to the equity holders of the Parent except to the extent that the minority interests have a binding obligation, and are able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the interest attributable to the equity holders of the Parent until the minority interests’ share of losses previously absorbed by the equity holders of the Parent has been recovered.

Investments in associates and in joint-ventures are accounted for in the consolidated financial statements by the equity method, as provided, respectively, by IAS 28 (Investments in associates) and IAS 31 (Interests in joint ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share in the earnings of associates and joint-ventures accounted for by the equity method, from the date that significant influence commences until the date such influence ceases. When the Group’s share of losses of an associate and joint-ventures, if any, exceeds the carrying amount of the investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has an obligation to cover such losses.

Unrealized gains and losses arising from transactions with associates or joint-ventures are eliminated to the extent of the Group’s interest in those entities.

Financial Statements	Notes To Consolidated Financial Statements

With regard to transactions for the acquisition and sale of interests in companies already controlled, in the absence of a Standard or a specific Interpretation on the matter and referring to IAS 8 (Accounting policies, changes in accounting estimates and errors), the Group has applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled:    in the case of acquisitions, the Group pays the minority interests in cash or by new shares and, at the same time, eliminates the relative share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the assets and liabilities acquired. In the case of sales, the difference between the proceeds of disposal of shares and the corresponding carrying amount on consolidation is recognized in the statement of income (Parent entity extension method;

•

intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership:    the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The minority interests which do not directly take part in the transaction are adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill and however without generating any impact on net income or total equity.

INTANGIBLE ASSETS

Goodwill

In the case of the acquisition of a controlling interest in an enterprise, the identifiable assets, liabilities and contingent liabilities acquired (including minority interests) are recorded at fair value at the date of acquisition.

The excess of the cost of acquisition over the Group’s interest in the fair value of those assets and liabilities acquired is recognized as goodwill and classified in the balance sheet as an intangible asset with an indefinite life. The excess of fair value over cost (“negative goodwill”) is recognized in the statement of income at the date of acquisition.

Goodwill is originally recorded at cost and is subsequently reduced only for impairment losses.

In accordance with IAS 36 (Impairment of assets), goodwill is tested for impairment annually, or more frequently, if specific events or changes in circumstances indicate that it may be impaired. However, impairment losses of goodwill are not reversed when the underlying assumptions no longer exist. For additional details, please refer to the following Impairment of assets—Goodwill.

When a business, or part thereof, is sold, the relative fair value of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS has been retained (except for possible effects arising from the application of the new standards) at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only if all the following conditions are met: the project is technically feasible and the Group intends to complete the asset and make it available for internal use or sale; the ability of the Group to use or sell the asset; the existence of a market for the products or services provided by the asset or the ability to use the asset internally; the availability of adequate technical and financial resources to complete the development and sale or internal use of the products or services deriving from the asset; and the ability of the Group to measure reliably the expenditures attributable to the asset during the development phase.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically from the start of production over the estimated product or service life.

Financial Statements	Notes To Consolidated Financial Statements

Other intangible assets with a finite life

Other purchased or internally-generated intangible assets are recognized as assets in accordance with IAS 38 (Intangible assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Such assets are recorded at purchase or development cost, or, for those assets existing at the transition date to IFRS (January 1, 2004), at the deemed cost which for certain assets is the revalued cost, and amortized on a straight-line basis over their estimated useful lives. Intangible assets with finite useful lives are also tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

Amortization is calculated on a straight-line basis over the estimated useful life of the assets. The amortization rates are reviewed yearly and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the statement of income prospectively.

TANGIBLE ASSETS—PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at the transition date to IFRS at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition or construction of the asset) are expensed as incurred.

Cost also includes the expected costs of decommissioning the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the period in which the obligation arises in a balance sheet provision under the provisions for risks and charges. These capitalized costs are depreciated and charged to the statement of income over the useful life of the related tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

Land, including the land appurtenant to the buildings, is not depreciated.

These depreciation rates are reviewed yearly and revised if the current estimated useful live is different from that estimated previously. The effect of such changes is recognized in the statement of income prospectively.

In 2006, a complete review of the useful lives of tangible assets was undertaken because of the following recent developments:

•	integration of fixed and mobile telecommunications;

•	planning of a New Generation Network (NGN) to support the domestic broadband services market.

Such changes led to an extension of the relative useful lives for some assets (power supply and air-conditioning systems and transmission installations).

As part of the review of the depreciation rates, technical evaluations of the tangible assets were made and account was taken of technological innovation, market evolution and market comparisons.

The revision of the depreciation rates led to a reduction in the depreciation charge for the year 2006 of €319 million and, assuming that other existing conditions remain the same, will lead to a reduction in the depreciation charge of €193 million in 2007 and €159 million in 2008.

The minimum and maximum depreciation rates used in 2006, 2005 and 2004 are the following:

Depreciation rates
Civil and industrial buildings	3%-7%
Plant and equipment	3%-33%
Manufacturing and distribution equipment	15%-25%
Ships	9%
Other	11%-33%

Financial Statements	Notes To Consolidated Financial Statements

TANGIBLE ASSETS—ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases, in which the Group retains substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability payable to the lessor is included in the balance sheet in financial liabilities.

Furthermore, gains realized on sale and leaseback transactions that are recorded under the finance method are deferred over the shorter of the lease term and the remaining useful life of the asset.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the statement of income on a straight-line basis over the lease term.

IMPAIRMENT OF ASSETS

Goodwill

Goodwill is tested for impairment at least once a year to assess the recoverable amount of the asset.

The test is conducted in conjunction with the planning process of the Group, near the end of every year. Therefore, the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes. This minimum level must never be at a higher level than the business segment determined in accordance with IAS 14 (Segment Reporting).

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the statement of income. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite life. The recoverable amount of a cash-generating unit, or group of cash-generating units, to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are derived from the company plans approved by the board of directors which generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the end amount of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operate.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

Financial Statements	Notes To Consolidated Financial Statements

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net assets held for sale) and includes the goodwill attributable to minority interests.

After conducting the goodwill impairment test for the cash-generating unit (or group of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units or groups of cash-generating units is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also the net assets of those cash-generating units to which no goodwill was allocated and the corporate assets.

When the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated, as set forth in IAS 36 (Impairment of assets).

Intangible and tangible assets with a finite life

During the year, the Group assesses whether there are any indications of impairment of tangible assets and intangible assets with a finite life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

If indicators of an impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market views of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An impairment losses are recognized in the statement of income.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the statement of income.

FINANCIAL INSTRUMENTS

In the context of IFRS first-time adoption, the Group elected to adopt IAS 32 (Financial instruments: disclosure and presentation) and IAS 39 (Financial instruments: recognition and measurement) at January 1, 2004 instead of applying the standards from the year beginning January 1, 2005. Furthermore, as allowed by IFRS 1, the designation of financial instruments as a financial asset “at fair value through profit or loss” or “available for sale” or a financial liability valued at “fair value through profit or loss” has been carried out at January 1, 2004 instead of at the date of initial recognition.

Investments in other companies

Investments in other companies (other than those in subsidiaries, associates and joint-ventures) are classified upon acquisition as available-for-sale financial assets in current or non-current assets or as “financial assets at fair value through profit or loss” in current assets.

Such investments are valued at fair value or at cost in the case of unlisted companies or investments whose fair value cannot be determined reliably, adjusted by any impairment losses, as required by IAS 39 (Financial instruments: recognition and measurement). Changes in the value of investments classified as available-for-sale,

Financial Statements	Notes To Consolidated Financial Statements

if valued at cost, are recognized directly in the statement of income; those valued at fair value are recognized in a specific equity reserve until the financial asset is disposed of or impaired at which time the equity reserve is reversed to the statement of income. Changes in the value of investments classified as assets at fair value through profit or loss are recognized directly in the statement of income.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are measured at acquisition cost (which generally coincides with fair value), including transaction costs. Subsequently, they are measured at amortized cost.

The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already received, adjusted (up or down) on the basis of the amortization (using the effective interest method) of any differences between the initial amount and the amount at maturity, less any writedown for impairment or uncollectibility.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve.

When market prices are not available, the fair value of financial instruments is measured using appropriate valuation techniques e.g. discounted cash flow based on market information available at the balance sheet date.

The increase/decrease in the value of securities other than investments classified as available-for-sale is directly recognized in a specific equity reserve (Reserve for fair value adjustments of available-for-sale financial assets) until the financial asset is disposed of or impaired; at that time, accumulated gains and losses are reversed to the statement of income for the year.

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

Cash includes cash on hand and valuables.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and whose original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

Assessments are made regularly as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the statement of income for the year.

Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities

Financial liabilities include financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and financial lease obligations.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and are subsequently measured at amortized cost. The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already made, adjusted (up or down) on the basis of the amortization (using the effective interest method) of any differences between the initial amount and the amount at maturity.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by separating the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the nominal amount of the financial instrument, is classified in a specific equity reserve (Other equity instruments).

Compound financial instruments represented by bonds exchangeable with shares of entities other than the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount is classified as a written option among the financial liabilities and measured at fair value. Changes in fair value are recognized in the statement of income at each reporting date.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the statement of income and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

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

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge—Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the statement of income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the statement of income.

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for fair value adjustments of hedge instruments). The cumulative gain or loss is

Financial Statements	Notes To Consolidated Financial Statements

removed from equity and recognized in the statement of income at the same time as the hedged transaction affects the statement of income. The gain or loss associated with the ineffective portion of a hedge is recognized in the statement of income immediately. If the hedged transaction is no longer probable, the cumulative unrealized gains or losses included in the equity reserve are immediately recognized in the statement of income.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the statement of income.

SALES OF RECEIVABLES

During the first half of 2006, the Telecom Italia Group sold a significant part of its receivables through the securitization program which ended on July 25, 2006.

In December 2005, the securitization program was partly restructured by a “Master DPP Transfer Agreement” (or Framework Agreement for the sale of the Deferred Purchase Price (DPP)) signed between Telecom Italia S.p.A. and certain financial institutions under which the DPP on Telecom Italia S.p.A. receivables relating to invoices issued between October 1, 2005 and May 31, 2006 were sold without recourse to such financial institutions.

Consequently, as a result of the sale of the DPP without recourse, the risks and rewards of ownership of such receivables were transferred in full to the financial institutions which, having taken over control of the Special Purpose Entity (SPE) according to the criteria established in SIC—12, consolidate TI Securitisation Vehicle S.r.l. (TISV).

Commencing June 2006, Telecom Italia put into place contracts for the sale of the similar receivables under the factoring Law 52/91 on factoring. These sales are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties and thus meet IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Other receivables are sold by Telecom Italia under factoring agreements which, in the majority of cases, meet IFRS requirements for asset derecognition.

In some cases, however, certain receivables sold to factoring companies do not meet IFRS requirements for derecognition. These are sales of mainly receivables due from the tax authorities for income taxes, primarly carried out in prior year. Such receivables were legally sold without recourse but Telecom Italia has provided a first loss guarantee up to a limited amount or retained a continuing significant risk related to the connected cash flows. In these cases, since the risks were not substantially transferred to the third parties, the receivables sold remain in the financial statements and a corresponding financial liability is recorded for the same amount.

RECEIVABLES FOR CONSTRUCTION CONTRACTS

Construction contracts, regardless of the duration of the contracts, are recognized in accordance with the stage of completion and classified as receivables in current assets. Losses on such contracts, if any, are recorded in full in the statement of income when they become known.

INVENTORIES

Inventories of raw materials, purchased products, semifinished goods, work in progress and finished goods are valued at the lower of cost or estimated realizable value, cost being determined on a weighted average cost (by single movement) basis. The valuation of inventories includes the direct costs of materials, labor and indirect production costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and estimated realizable value.

DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Discontinued operations/assets held for sale include assets (or groups of assets to be disposed of) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Discontinued operations/assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

Financial Statements	Notes To Consolidated Financial Statements

In accordance with IFRS, discontinued operations/assets held for sale are presented in the financial statements as follows:

•	in two lines on the balance sheet: Discontinued operations/assets held for sale and Liabilities relating to discontinued operations/assets held for sale;

•	in one line on the statement of income: Net income (loss) from discontinued operations/assets held for sale.

EMPLOYEE BENEFITS

Provision for employee severance indemnities

The Provision for employee severance indemnities, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is considered a defined benefit plan under IFRS and is based, among other things, on the employees’ years of service and the remuneration earned by the employee during the service period.

In accordance with IAS 19, the amount of provision to be recognized in the financial statements is determined by actuarial calculations using the Projected Unit Credit Method. As allowed by IFRS 1 and IAS 19, the Telecom Italia Group has elected, in the context of IFRS first-time adoption and for subsequent years, to recognize all actuarial gains and losses in the statement of income as they arise.

The expenses relative to the increase in the present value of the severance indemnity obligation, as the time for payment of the benefit comes closer, are included in Personnel costs in the statement of income.

Stock compensation plans

Stock option plans granted starting from January 1, 2005 are recognized in accordance with IFRS 2 (Share-based Payment).

The Group elected to apply the exemptions provided by paragraph 25B of IFRS 1 and, therefore, did not apply IFRS 2 to stock option plans granted before November 7, 2002, where the terms and conditions of such plans had not changed.

For the valuation of stock option plans, the Telecom Italia Group uses the binomial “Cox-Ross-Rubenstein (CRR)” model. This model calculates the possible values which the underlying stock can assume over the life of the option.

The companies of the Group provide additional benefits to certain managers and employees through stock compensation plans (stock options). In accordance with IFRS 2 (Share-based Payment), employee stock options are measured at fair value at the grant date using models that take account of circumstances applicable at the grant date (option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain period of time and/or upon attainment of certain performance conditions (vesting period), the total stock option amount must be apportioned prorata over the vesting period and recorded in equity under “Other equity instruments”, with a contra-entry recorded in the statement of income in “Personnel costs” (given that this is non-monetary consideration intended to enhance employee loyalty and provide an incentive to improve business performance).

At the end of each year, the previously determined fair value of each option is not restated or updated, but maintained in equity. However, at that date, the Group reviews the estimated number of options that will vest until expiry based on the number of employees who will have exercise rights. The change in estimate must be deducted from or added to “Other equity instruments” with a contra-entry recorded in the statement of income in “Personnel costs”.

When the option expires, the amount reflected in “Other equity instruments” is reclassified as follows: the portion relating to exercised options is reclassified to “Reserve for additional paid-in capital” and the portion relating to non-exercised options is reclassified under “Retained earnings (accumulated losses), including net income (loss) for the year”.

Financial Statements	Notes To Consolidated Financial Statements

PROVISIONS FOR RISKS AND CHARGES

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount of the obligation can be made.

Changes in estimates are reflected in the statement of income in the year in which the changes occur.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess portion of cost at acquisition over the nominal amount is presented as a reduction of “Other reserves”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or in previous financial statements, are recognized in the statement of income.

REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues from services rendered are recognized in the statement of income according to the prorata performance of the transaction and only when the outcome of the service rendered can be estimated reliably. Revenues from the activation of telephone services (and related costs) are deferred over the expected duration of the relationship with the customer (mainly 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred income for unused minutes is recorded in “Trade and miscellaneous payables and other current liabilities”. When customers recharge their prepaid cards they pay a fixed amount as Recharging income. The revenues from Recharging income and the relative costs (amounts paid to resellers, banks and other parties), with the latter not exceeding the Recharging income, are deferred over the period between two subsequent recharges (about one month).

The Group capitalizes, as intangible assets, directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the costs can be clearly identified;

•	there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the costs will be recovered through the sales generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized costs are amortized over the period of underlying contract.

In all other cases, subscriber acquisition costs are expensed when incurred.

Revenues from construction contracts are recognized based on the percentage of completion method.

ADVERTISING EXPENSES

Advertising expenses are charged to the statement of income as incurred.

RESEARCH COSTS

Research costs are charged directly to the statement of income in the year in which they are incurred.

Financial Statements	Notes To Consolidated Financial Statements

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties). The relative interest expenses are recognized in “Financial expenses”.

Income taxes are recognized in the statement of income except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Accruals for income taxes that could arise on the remittance of a subsidiary’s retained earnings are only made where there is the actual intention to remit such earnings. Other taxes, other than income taxes, are included in either operating expenses or financial expenses, depending on the case.

Deferred tax assets/liabilities are provided using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards and tax credits are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint-ventures are recognized in the statement of income in the period in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s net income attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares from the conversion of bonds and the exercise of warrants. The Group net income is also adjusted to reflect the impact of these transactions net of the related tax effects.

USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements and related disclosures that conform to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates and judgments are used to arrive at the recoverable amount of non-current assets (including goodwill), revenues, bad debt accruals, obsolete and slow-moving inventories, depreciation and amortization, employee benefits, taxes, restructuring provisions and other accruals and provisions. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the statement of income.

In the absence of a Standard or an Interpretation that specifically applies to a transaction, management uses its judgment as to which accounting methods to adopt to disclose relevant and reliable information so that the financial statements:

–	represent faithfully the financial position, the result of operations and cash flows of the Group;

–	reflect the economic substance of transactions;

Financial Statements	Notes To Consolidated Financial Statements

–	are neutral;

–	are prudent;

–	are complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EUROPEAN UNION EFFECTIVE BEGINNING ON JANUARY 1, 2006

Amendments to IAS 19—Employee benefits

Such amendments, endorsed by the European Union in November 2005 (Regulation EC 1910-2005), provide, among other things, the option of recognizing actuarial gains and losses in full in the period in which they occur, not in the statement of income but directly in a specific reserve in equity.

The Telecom Italia Group did not elect this option and recognizes all actuarial gains and losses immediately in the statement of income in the year in which they occur.

IFRIC 4—Determining whether an arrangement contains a lease

Such Interpretation, endorsed by the European Union in November 2005 (Regulation EC 1910-2005), states that if an arrangement does not have the legal form of a lease but contains a lease, such lease should be classified as a finance or operating lease in accordance with IAS 17 (Leasing).

The application of this Interpretation did not have any effect on the consolidated financial statements at December 31, 2006.

Amendments to IAS 39—Application of the fair value option

Such amendments, endorsed by the European Union in November 2005 (Regulation EC 1864-2005), restrict the use of the “fair value option” to designate every financial asset or liability as measured at fair value through profit or loss. Such change in the Standard restricts the use of this option to those financial instruments which meet the following conditions:

•	the designation according to the fair value option significantly eliminates or reduces an accounting mismatch;

•	a group of financial assets, financial liabilities or both are managed, and their performance is valued, on a fair value basis in accordance with a documented risk or investment management strategy;

•	an instrument contains an implicit derivative which meets specific conditions.

The Group elected to use the fair value option only for assets and liabilities which are effectively held for trading starting from January 1, 2006. The adoption of these amendments had no effect on the consolidated financial statements at December 31, 2006.

Amendments to IAS 39—Cash flow hedge accounting of forecast intragroup transactions

Such amendment, endorsed by the European Union in December 2005 (Regulation EC 2106-2005), allows a planned highly probable intragroup forecast transaction expressed in foreign currency to be designated as a hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated statement of income.

This amendment did not have any impact on the consolidated financial statements at December 31, 2006.

Amendments to IAS 39 and IFRS 4—Financial guarantee contracts

Such amendments, endorsed by the European Union in January 2006 (Regulation EC 108-2006), extend the scope of IAS 39 to include the recognition of financial guarantee contracts by the issuer (guarantor). However, if an issuer has previously stated explicitly that such contracts are considered as insurance contracts and has accounted for them as such, it may elect to apply either IAS 39 or IFRS 4 to such financial guarantee contracts.

Financial Statements	Notes To Consolidated Financial Statements

The Telecom Italia Group has elected to measure the guarantees in accordance with IAS 39 and consequently the introduction of this amendment did not produce an impact on the consolidated financial statements at December 31, 2006.

IFRIC 6—Liabilities arising from participating in a specific market—Waste electrical and electronical equipment

Such Interpretation, endorsed by the European Union in January 2006 (Regulation EC 108–2006), was published after the adoption of the European Union Directive on Waste Electrical and Electronic Equipment (WE&EE) which requires member states to implement a regulated system for the collection, treatment, recovery and ecologically correct decommissioning of the waste of electrical and electronic equipment. This Interpretation provides guidelines on the recognition of liabilities for such waste management in the financial statements of producers of electrical equipment based on the sales of such equipment to private households before August 13, 2005 (so-called historical waste). IFRIC 6 has clarified that what triggers the recognition of an accrual for the management costs of such waste, in accordance with IAS 37 (Provisions, contingent liabilities and contingent assets), is participation in the market during the measurement period. Consequently, since the obligation arises only on condition that a share of the market exists during the measurement period, the time frame for recognition can be independent of the specific period in which the activities for the management of the waste were undertaken and the relative costs were incurred.

The Italian government has not as yet enacted the necessary decrees for implementation: therefore, in the absence of a reference framework, the Group is not currently able to evaluate the impact, if any, of the application of this Interpretation on the financial statements.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EUROPEAN UNION BUT NOT YET EFFECTIVE

As required by IAS 8 (Accounting policies, changes in accounting estimates and errors) the IFRS in effect from January 1, 2007 or subsequently are indicated below and briefly illustrated.

IFRS 7—Financial instruments: disclosures

This Standard, endorsed by the European Union in January 2006 (Regulation EC 108-2006), completely replaces IAS 30 (Disclosures in financial statements of banks and other financial institutions) and includes the section on Disclosures contained in IAS 32 (Financial instruments: presentation and disclosures) with amendments and revisions; consequently, the title of IAS 32 is changed to “Financial instruments: presentation”.

IFRS 7 is effective starting on January 1, 2007.

Amendments to IAS 1—Presentation of Financial Statements—Capital Disclosures

Such amendments, endorsed by the European Union in January 2006 (Regulation EC 108-2006), provide that an entity must present disclosures which allow the users of its financial statements to assess its objectives, its policies and its processes for managing capital.

These amendments are effective starting on January 1, 2007.

IFRIC 8—Scope of IFRS 2

On September 8, 2006, the European Commission endorsed Interpretation IFRIC 8 (Scope of IFRS 2) with Regulation EC 1329-2006.

IFRIC 8 clarifies that IFRS 2 (Share-based Payment) applies to contracts where an entity makes share-based payments also for services for apparently nil or inadequate consideration.

IFRIC 8 specifically explains that if the identifiable consideration given appears to be less than the fair value of the equity instruments granted (or liability incurred), this situation typically indicates that other consideration has been or will be received.

This Interpretation is effective starting on January 1, 2007.

Financial Statements	Notes To Consolidated Financial Statements

It is not believed that this Interpretation will have any relevant impact on the consolidated financial statements of the Group.

IFRIC 9—Reassessment of embedded derivatives

On September 8, 2006, the European Commission endorsed Interpretation IFRIC 9 (Reassessment of embedded derivatives) with Regulation EC 1329-2006.

This Interpretation concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment on the separation of the embedded derivative is required.

This Interpretation is effective starting on January 1, 2007.

It is not believed that this Interpretation will have any relevant impact on the consolidated financial statements of the Group.

NOTE 3—BUSINESS COMBINATIONS, ACQUISITIONS OF MINORITY INTERESTS AND TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL

BUSINESS COMBINATIONS

YEAR 2006

In 2006, there were no transactions involving business combinations as defined in IFRS 3.

YEAR 2005

Acquisition of Liberty Surf Group S.A.

In 2005, the entire investment in the capital of the company Liberty Surf Group S.A. was purchased from Tiscali for a total cost of €268 million (inclusive of €6 million for incidental charges).

The difference of €257 million between the price paid (€268 million) and the net assets acquired (€11 million), less pre-existing goodwill (€34 million), was allocated as follows:

€ 249 million	to Goodwill
€ 13 million	to Intangible assets with a finite life—Customer List
€ -5 million	to Deferred tax liabilities

€257 million

The value of the Customer List has been determined on the basis of the Subscriber Acquisition Costs (SAC) for the customers acquired. The replacement cost method was elected in lieu of the income method owing to the fact that Tiscali’s customer wholesale business showed a loss at the date of purchase.

The goodwill arising on acquisition (€249 million) was tested for impairment at the date of purchase. The value in use of the company acquired served as the basis of reference and consideration was also given to the synergies expected from the merger with Telecom Italia France. There was no indication of impairment.

Financial Statements	Notes To Consolidated Financial Statements

Liberty Surf group S.A.

	Fair values	Carrying values
	(millions of Euro)
Goodwill	249	34
Other non-current assets	76	63
Total current assets	68	68

Total assets	393	165

Deferred tax liabilities	5	—
Other non-current liabilities	21	21
Total current liabilities	99	99

Total liabilities	125	120

Net assets acquired	(*)268	45

(*) Of which:
Cost of the investment	262
Incidental charges (taxes, legal fees and other expenses)	6

Total acquisition cost	268

The effect of the acquisition of Liberty Surf Group on the 2005 statement of income was not significant while the impact on the net financial position was an increase in debt of €259 million (€268 million for the price paid net of €9 million of cash and cash equivalents acquired).

Acquisition of Elefante TV and Delta TV

On October 28, 2005 and November 4, 2005, after necessary regulatory approvals, the agreements were finalized for the purchase of the Elefante TV and Delta TV business segments, respectively, for €116 million and €12 million.

The transaction was completed by the contribution of Elefante TV’s and Delta TV’s business segments to Telecom Italia Media Broadcasting in exchange for shares and, simultaneously, the sale to LA7 Televisioni, by the previous owners, of the shares issued by Telecom Italia Media Broadcasting following the contribution.

The business segments contributed include the whole of the assets and operations functionally required for conducting the TV broadcasting business, such as the stations and the frequencies, the “Elefante TV” brand, the plant, equipment and sundry instruments, antennas, radio links, relay stations and other assets connected with radio and television operations using analog or digital technology. Also contributed were the contracts dealing with the housing and maintenance of the systems for radio and TV broadcasting and all the rights, permits, licenses, concessions (including the concession issued by the Ministry of Communications on July 28, 1999), relative to this business.

The difference of €126 million between the price paid (€128 million) and the net assets acquired (€2 million) was allocated as follows:

€ 41 million	to Goodwill
€ 126 million	to Intangible assets with a finite life—Station frequencies and TV Station rights
€ - 41 million	to Deferred tax liabilities

€ 126 million

Financial Statements	Notes To Consolidated Financial Statements

Elefante TV and Delta TV

	Fair values	Carrying values
	(millions of Euro)
Goodwill	41	—
Station frequencies	114	—
Television station rights	12	—
Other assets	3	3

Total assets	170	3

Payables and other liabilities	1	1
Deferred tax liabilities	41	—

Total liabilities	42	1

Net assets acquired	(*)128	2

(*) Of which:
Cost of businesses acquired	127
Incidental charges (taxes, legal fees and other expenses)	1

Total acquisition cost	128

YEAR 2004

In 2004, there were no transactions entered into of the type of business combinations defined in IFRS 3.

ACQUISITIONS/DIVESTITURES OF MINORITY INTERESTS

YEAR 2006

In 2006, there were no acquisitions and divestitures of minority interests.

YEAR 2005

Telecom Italia/TIM merger

The merger of Telecom Italia/TIM was finalized on June 30, 2005 with the merger of TIM in Telecom Italia.

In summary, the merger was executed in the following stages:

•

Cash tender offer for TIM ordinary and savings shares (launched and closed by Telecom Italia in January 2005) and additional purchases of TIM shares (during the early months of 2005). Details are as follows:

– 2,456,501,605 ordinary shares acquired in the cash tender offer for	€ 13,854 million
– 8,463,127 savings shares acquired in the cash tender offer for	€ 48 million
– 5,063,893 additional purchases of ordinary and savings shares for	€ 28 million

Total 2,470,028,625 ordinary and savings shares purchased for	(1)€13,930 million

(1)	Including capitalized costs of €98 million relating to the cash tender offer.

•	Telecom Italia capital increase to service the merger by the issue of:

– 2,150,947,060 Ordinary Shares (€2.595 per share) for	€5,582 million
less: 24,607,520 shares issued by Telecom Italia to be issued in exchange for 14,224,000 TIM shares held by Telecom Italia Finance (€2.595 per share) for	€(64) million
– 230,199,592 Savings Shares (€2.156 per share) for	€496 million

Total 2,356,539,132 Ordinary and Savings Shares issued, net of 24,607,520 shares in exchange for 14,224,000 TIM shares held by Telecom Italia Finance, for	€6,014 million

Financial Statements	Notes To Consolidated Financial Statements

The part of the merger for the percentage of ownership held previous to the cash tender offer was accounted for at the carrying amount in the financial statements at December 31, 2005 since the merged company was already controlled by the merging company and thus the conditions for the application of IFRS 3 (Business combinations) did not exist.

The acquisition of the remaining TIM shares through the cash tender offer and additional share purchases on the market, and the subsequent merger, were treated as a purchase of minority interests, which is not dealt with either by IFRS 3 or any other IFRS.

This transaction was accounted for in the consolidated financial statements at December 31, 2005 at fair value by applying the parent-entity extension method. This method resulted in the recognition of goodwill (difference between the fair value of the shares purchased and the newly issued shares and the share of the carrying value of TIM’s net assets acquired) of €16,654 million, of which €11,804 million came from the cash tender offer and additional share purchases and €4,850 million from the exchange of TIM shares. The Telecom Italia shares issued to service the exchange were valued at the market price at June 30, 2005 (€2.595 for each ordinary share and €2.156 for each savings share).

Reorganization of the Brazilian mobile telephone companies

On May 30, 2005, the special shareholders’ meetings of the three interested companies unanimously approved the acquisition of the shares of the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. through a share capital increase effected by Tim Participações S.A.. The exchange ratios were determined on the basis of economic and equity valuations performed by Banco ABN-AMRO Real S.A.. Tim Participações effected a share capital increase on behalf of the shareholders of the two subsidiaries by issuing ordinary and preferred shares. On the same date, Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. were delisted from the Brazilian stock exchange and Tim Participações then cancelled the shares purchased from the shareholders which exercised the right of withdrawal. The two companies, although maintaining separate legal and administrative status, are now wholly-owned subsidiaries of Tim Participações.

The effect on Goodwill was as follows:

•

an increase of €62 million for the purchase of the shares of the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. through the capital increase set aside for them and effected by the parent Tim Participações S.A. (€57 million) and for the purchase of Tim Participações S.A. ordinary shares on the market by the parent Tim Brasil Serviçõs e Participações S.A. (€5 million);

•

a decrease of €25 million for the derecognition of goodwill as a result of the dilution of the investment in Tim Participações S.A. following the capital increase set aside for the minority shareholders.

The goodwill of €57 million for the purchase of the shares of the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A was calculated as the difference between the market value of ordinary and preferred shares, at the transaction date, issued by Tim Participações S.A. to the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. (€204 million), and equity attributable to minority interests of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. at the time of the transaction and covered by the acquisition (€147 million).

The transaction had a negative effect of €14 million on the equity attributable to equity holders of the Parent and a positive effect of €40 million on the equity attributable to minority interests.

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

Financial Statements	Notes To Consolidated Financial Statements

In addition to this amount, €38 million was paid to reimburse De Agostini Invest for the amounts paid to cover losses and recapitalize Finanziaria Web since July 2001.

The effect on the statement of income of the Telecom Italia Group was an impairment loss of €116 million net of taxes.

Finanziaria Web was merged with and into Telecom Italia as of December 31, 2005.

Acquisition of Digitel Venezuela shares

With regard to the numerous disputes pending between Tim International and the other shareholders in Digitel Venezuela, related to the coverage of the losses incurred in 2002, a settlement agreement was reached in April 2004 wherein Tim International agreed to purchase all the other shareholders stakes (corresponding to 32.88% of Digitel Venezuela’s share capital).

According to the agreement, executed on July 1, 2004, Tim International purchased 1,480,562 shares held by the minority shareholders of the Venezuelan company for U.S.$109.6 million. The closing took place after verification of the contractual conditions put into place to protect Tim International and Digitel Venezuela.

As a result, since July 1, 2004, Tim International held 100% of the shares of the Venezuelan mobile operator.

In May 2006 the entire investment in Digitel Venezuela was disposed of.

TRANSACTIONS BETWEEN COMPANIES UNDER COMMON CONTROL

YEAR 2006

Reorganization of the Brazilian mobile telephone companies

In June 2006, the Tim Brasil group concluded the reorganization of its corporate structure, after which, Tim Brasil Serviçõs e Participações S.A., which previously held a 100% stake in Tim Celular S.A. and a 19.88% economic interest in Tim Participações S.A., now has a 69.66% economic interest in the new Tim Participações S.A.

The reorganization took place in the following stages:

•	in March 2006:

•	Tim Celular S.A. merged the wholly-owned subsidiaries Blah!—Sociedade Anonima de Servicos e Comercio and CRC—Centro de Relacionamento com Clientes;

•

Tim Brasil Serviços e Participações S.A. conferred the Tim Celular S.A. shares to Tim Participações S.A. in exchange for a reserved capital increase, raising its controlling stake in Tim Participações S.A. from 50.33% to 81.19%. The transaction was recorded at book value since it was carried out within the same group and gave rise to a reduction in the equity attributable to equity holders of the parent of €59 million with an increase of the same amount in the equity attributable to minority interests;

•	in June 2006, Tim Sul S.A. was merged in Tim Celular S.A and Tim Nordeste Telecomunicações S.A. was merged in Maxitel S.A., which changed its name to Tim Nordeste S.A.

YEAR 2005

Acquisition of Virgilio and Tin.it by Telecom Italia S.p.A.

As part of the process to reorganize the Telecom Italia Group’s Internet operations, the following transactions were finalized on the basis of the contractual agreements signed with Telecom Italia Media in 2005:

•

on May 30, 2005, Telecom Italia purchased, from Telecom Italia Finance, the entire investment in ISM S.r.l. (which already held a 40% stake in Finanziaria Web which, in turn, held a 66% interest in Matrix) for a total amount of €98 million;

Financial Statements	Notes To Consolidated Financial Statements

•

on June 1, 2005, ISM S.r.l. (in which Telecom Italia holds a 100% interest), after having received a payment for an increase of share capital from Telecom Italia for €70 million, acquired 60% of Finanziaria Web and 0.7% of Matrix from Telecom Italia Media for €70 million;

•

on June 1, 2005, Telecom Italia purchased a 100% interest in Nuova Tin.it S.r.l., a newly-established company in which Telecom Italia Media contributed the Tin.it business segment, at a price of €880 million.

At the conclusion of the foregoing transactions, Telecom Italia S.p.A. holds, directly or indirectly (through ISM), full control over Virgilio’s operations.

In June 2005, Telecom Italia Media successfully concluded the buyback of 364,251,922 ordinary shares and 6,107,723 savings shares (in execution of the resolution passed by the shareholders’ meeting of Telecom Italia Media held on May 24, 2005) for a total amount of €148 million.

Following the cancellation of the shares on October 18, 2005, Telecom Italia S.p.A. increased its direct controlling interest (60.2%) and indirect holding (2.1% through Telecom Italia Finance) from a total of 62.3% to 69.2%. The percentage investment in share capital, also taking into account the stock options exercised, increased from 61.47% to 68.07% at December 31, 2005.

Reorganization of the Med Group

In July 2005, the Telecom Italia Group executed the agreement reached in December 2004 with the minority shareholders of Med Nautilus S.A., Med Nautilus Ltd and Med 1, negotiated to resolve certain matters disputed concerning Med Nautilus S.A.’s and Telecom Italia/Telecom Italia International’s put option on 49% of the shares of Med Nautilus Ltd and Med 1, and to resolve the arbitration proceedings set in motion in Luxembourg by the Fishman group (FTT) aimed at the restitution of the sums paid to Telecom Italia International N.V. in 2000 for the purchase of a 30% stake in Med Nautilus S.A..

This agreement allows the Telecom Italia Group to strengthen its presence in the sector of IP services and wholesale data in the East Mediterranean and to now hold 100% stakes in Med Nautilus Ltd (through Med Nautilus S.A.) and in Med 1, following the purchase of the minority stake for consideration of €135 million.

Concurrently, non-strategic activities in certain local Israeli operations were sold which were managed by the same Med Nautilus Ltd and Med 1 (for the latter, the entire investment in Med 1 IC-1 (1999) Ltd was sold). Furthermore, the Fishman group, in disposing of its investment in Med Nautilus S.A., acquired 30% of the capital of the subsidiary Elettra S.p.A. for consideration of approximately €35 million.

Overall, the agreement entailed a net disbursement of €49 million.

YEAR 2004

In 2004, there were no transactions between companies under common control.

NOTE 4—FINANCIAL RISK MANAGEMENT

Objectives and policies for the management of the financial risks of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks during the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial activities that have been originated and financial liabilities that have been assumed;

•	credit risk: represented by the risk of the non-fulfillment of the obligations undertaken by the counterpart with respect to the Group’s investment of liquidity;

•	liquidity risk: connected with the need to meet short-term financial commitments.

Financial Statements	Notes To Consolidated Financial Statements

These financial risks are managed through:

•	the establishment, at a central level, of guidelines for financial operations;

•	the activities of an internal committee which monitors the level of exposure to market risks in accordance with pre-established general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to achieve the pre-established objectives;

•	the monitoring of the financial performance;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management of the above financial risks by the Telecom Italia Group are described below.

Market risk

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or is present with bond issues, mainly Europe, the United States, Great Britain and Latin America.

The risk management policies of the Telecom Italia Group aim to diversify market risks and minimize interest rate exposure by suitable portfolio diversification, which is also implemented by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established at 70% for the fixed-rate component and 30% for the floating-rate component.

The Group mainly uses derivative financial instruments to manage market risks:

•	Interest Rate Swaps (IRS) are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issued in currencies other than the euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

As a result of the above policies, at December 31, 2006, the exchange rate risk on the financial payables assumed by the Group denominated in currencies other than Euro is completely hedged.

Derivative financial instruments are used by the Group and are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are with high-credit-quality banking and financial counterparties with a high rating.

Financial Statements	Notes To Consolidated Financial Statements

The following tables present the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Transactions with short term characteristics and frequent renewals, such that the interest rate is periodically re-fixed on the basis of market parameters (such as in the case of bank deposits and euro commercial paper), have been included in the category of floating rate, even though the contract does not call for re-fixing the interest rate.

Financial liabilities (at the nominal repayment amount)
	As of December 31, 2006			As of December 31, 2005
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Notes and bonds	23,101	10,018	33,119	24,511	10,066	34,577
Convertible/exchangeable notes and bonds	574	—	574	2,642	—	2,642
Loans and other payables	7,167	3,979	11,146	5,434	7,644	13,078
Liabilities related to discontinued operations/assets held for sale	—	—	—	—	112	112

Total	30,842	13,997	44,839	32,587	17,822	50,409

Financial assets (at the nominal investment amount)
	As of December 31, 2006			As of December 31, 2005
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Deposits and cash	—	7,204	7,204	—	10,041	10,041
Euro commercial paper	—	20	20	—	326	326
Securities	17	813	830	4	380	384
Other receivables	472	199	671	24	1,038	1,062
Discontinued operations/assets held for sale	—	—	—	—	37	37

Total	489	8,236	8,725	28	11,822	11,850

For floating-rate financial instruments, the contracts provide for revisions of the interest rate within the next 12 months.

For the categories where the effective interest rate can be determined, the effective interest rate represents the original rate net of the effect of any related derivative hedging instruments.

The adjusted carrying amount for each class of financial assets and liabilities, was determined, for purposes of calculating the weighted average effective interest rate. The adjusted carrying amount of financial assets and liabilities includes accruals and fair value adjustments representing the amortized cost, net of accruals and any fair value adjustments as a consequence of hedge accounting.

Financial liabilities
	As of December 31, 2006		As of December 31, 2005
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Notes and bonds	33,037	5.81%	34,453	5.71%
Convertible and exchangeable notes and bonds	482	7.43%	2,505	6.39%
Loans and other payables	10,152	5.24%	12,891	3.93%

Total	43,671	5.70%	49,849	5.28%

Financial Statements	Notes To Consolidated Financial Statements

Financial assets
	As of December 31, 2006		As of December 31, 2005
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Deposits and cash	7,204	3.82%	10,041	3.03%
Euro commercial paper	20	3.65%	326	2.36%
Securities	830	4.81%	384	3.29%
Other receivables	617	5.45%	864	4.89%

Total	8,671	4.03%	11,615	3.16%

Hedges of financial liabilities at December 31, 2006 reduce, overall, result in a reduction of the nominal interest rate of the position and, therefore, reduce the effective interest rate.

The weighted average effective interest rate of financial assets is not essentially affected by the existence of derivative instruments.

With respect to market risk, in the broad sense, certain of the Group’s debt instruments include interest coupon step-ups and step-downs when there are changes in the rating. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the “Note 18—Financial liabilities—current and non-current”.

As for market risk management using derivative financial instruments, reference should be made to the “Note 24—Financial instruments”.

Credit risk

The management of the liquidity of the Group is guided by prudent criteria and is principally based on the following:

•	money market management, dealing with the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management, dealing with the investment of a permanent level of liquidity which is expected to be used for cash requirement purposes subsequent to a period of 12 months, in addition to the improvement of the average return.

In order to limit the risk of the non-fulfillment of obligations assumed by the counterparty, deposits are made with leading high-credit-quality banking and financial institutions that have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies, and are for periods of less than 3 months. As for temporary investments of liquidity in euro commercial paper, the issuers all have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies, and headquarters in Europe. With regard to bond portfolio management, the issuers have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies.

With a view towards minimizing credit risk, the Group pursues a diversification policy for its investments in liquidity and, as a result, there are no significant positions with any one single counterpart.

Liquidity risk

The Group’s objective is to achieve an adequate level of financial flexibility by maintaining a margin of current treasury resources to cover refinancing requirements for at least the next 12 months using irrevocable bank lines and liquidity.

Current financial assets at December 31, 2006 represent 149.7% of short-term financial commitments (due in 2007), guaranteeing a further coverage of the maturities due in 2008.

12.2% of gross financial debt at December 31, 2006 will fall due in the following 12 months.

Financial Statements	Notes To Consolidated Financial Statements

Fair value of derivatives

In order to determine the fair value of derivative instruments, the Telecom Italia Group uses various valuation models.

The fair value of IRSs and CCIRSs reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of the IRSs does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

With regard to the fair value measurement of financial liabilities, reference should be made to “Note 24—Financial instruments” for the assumptions and the amounts.

NOTE 5—GOODWILL

Goodwill decreased by €241 million to €43,739 million compared to €43,980 million at December 31, 2005. Details of goodwill by business segment and the changes during 2005 and 2006 are presented in the following tables:

	As of December 31, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2005
	(millions of Euro)
Wireline	15,113	—	254	(3)	—	15,364
Domestic Mobile	11,467	—	15,479	—	—	26,946
Brazil Mobile	23	—	1,039	(25)	185	1,222
Media	199	(20)	58	(7)	—	230
Olivetti	6	—	—	(6)	—	—
Other activities(*)	651	(645)	198	—	14	218

Total	27,459	(665)	17,028	(41)	199	43,980

	As of December 31, 2005	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2006
	(millions of Euro)
Wireline	15,364	—	—	—	—	15,364
Domestic Mobile	26,946	—	—	—	—	26,946
Brazil Mobile	1,222	—	—	—	(23)	1,199
Media	230	—	—	—	—	230
Other activities(*)	218	—	—	(184)	(34)	—

Total	43,980	—	—	(184)	(57)	43,739

(*)	Other activities include, respectively, the Finsiel group, the Entel Chile group and Tim Hellas which were sold during 2005 and Avea I.H.A.S. which was sold in 2006.

The decrease of €241 million in 2006 is due to the following transactions:

•	€218 million related to the sale of Avea I.H.A.S.;

•	€23 million for exchange differences on the goodwill relating to the Brazilian companies.

Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amounts of goodwill and the relative impairment losses accumulated from January 1, 2004 (date of allocation to the Cash-Generating Units—CGU) to December 31, 2006 and 2005 can be summarized as follows:

	As of December 31, 2006			As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of Euro)
Wireline	(**)15,656	(**)(292)	15,364	(**)15,656	(**)(292)	15,364
Domestic Mobile	26,946	—	26,946	26,946	—	26,946
Brazil Mobile	1,206	(7)	1,199	1,229	(7)	1,222
Media	230	—	230	230	—	230
Olivetti	6	(6)	—	6	(6)	—
Other activities(*)	—	—	—	218	—	218

Total	44,044	(305)	43,739	44,285	(305)	43,980

(*)	Other activities include Avea I.H.A.S. which was sold in 2006.

(**)	Includes €282 million relating to the settlement with De Agostini in 2004.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units or groups of cash-generating units which must not be at a higher level than the business segment determined in accordance with IAS 14. The criteria followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Wireline	Liberty Surf
Hansenet
Wireline (excluded Liberty Surf and Hansenet)
Mobile	Domestic
Brazil
Media	Telecom Italia Media

The value used to determine the recoverable amount of the units (or groups of units) to which the goodwill was allocated is the value in use, except for Liberty Surf, for which fair value was used net of costs to sell (estimated on the basis of multiplies of comparable companies), and for Telecom Italia Media, for which market capitalization at December 31, 2006 was used as the fair value of the entity.

The most representative basic assumptions for the calculation of the value in use of each group of cash generating units are presented in the following table:

Hansenet	Wireline	Domestic Mobile	Brazil Mobile
Number of customers	Ebitda margin (Ebitda/sales) during the period of the plan	Ebitda margin (Ebitda/sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2007-2009)

Gross operating margin	Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capability (in proportion to sales)	Ebitda margin (Ebitda/sales) during the period of the plan

	Non-recurring expenses excluded from expected Ebitda for extrapolation in the calculation of the end amount		Exchange rate Real Brazilian/Euro

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

Financial Statements	Notes To Consolidated Financial Statements

All the plan figures are based on the actual results for 2006 and rely on the management forecasts for the period of the 2007/2009 plan.

For Hansenet, in order to exclude the net present value of future investments in the impairment test (IAS 36, paragraph 44), only the flow of the expected result for 2007 was considered, forecasting it in perpetuity.

The recoverable amount of Liberty Surf was assumed to be equal to fair value less costs to sell, which is higher than the value in use which was calculated without considering the net present value of future investments for network development.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian Reais):

Hansenet	Wireline	Domestic Mobile	Brazil Mobile
+0.5%	0%	+0.5%	+6.55%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the third-quarter 2006 results).

The cost of capital was estimated by considering the following:

a)	the CAPM—Capital Asset Pricing Model to estimate the value in use and referred to in Annex A of IAS 36;

b)

the Beta coefficient for business segments obtained by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure;

c)	the WACC—Weighted Average Cost of Capital used by other operators to test the value of goodwill;

d)

the WACC—Weighted Average Cost of Capital used by the analysts following Telecom Italia stock in the reports published after the announcement of third-quarter 2006 results relative to the principal business segments of the Group. Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) forecast for the purpose of estimating the end amount, the comparison was also made on the capitalization rates (WACC-g).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC after taxes—g) were estimated for each business unit (Reais are used for Brazil) as follows:

	Hansenet	Wireline	Domestic Mobile	Brazil Mobile
Wacc after taxes	7.6%	6.8%	7.0%	13.5%
Wacc after taxes -g	7.1%	6.8%	6.5%	7.0%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Reais for Brazil).

A sensitivity analysis of the results was also carried out for those units for which the value in use was estimated: in all cases the value in use remains higher than the carrying amounts, even assuming an increase in the weighted average cost of capital of 50 basis point (hundredths of a percentage point).

The second level of impairment testing was carried out by comparing the total recoverable value of all the business units of the Group, including those without any goodwill allocation (Olivetti, Bolivia, Central Functions and Other activities) to the carrying amount of total operating capital of the Group. This second level of test did not show any impairment.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 6—INTANGIBLE ASSETS WITH A FINITE LIFE

Intangible assets with a finite life decreased from €6,810 million at December 31, 2005 to €6,740 million. Details on the composition and movements during the year are as follows:

	As of December 31, 2004	Discontinued Operations/ assets held for sale	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2005
	(millions of Euro)
Industrial patents and intellectual property rights	2,510	(99)	1,276	(1,414)	(10)	(20)	91	476	2,810
Concessions, licenses, trademarks and similar rights	3,504	(365)	51	(253)	—	(6)	188	199	3,318
Other intangible assets	52	(16)	47	(17)	—	—	—	(9)	57
Work in progress and advance payments	708	(14)	411	—	—	—	18	(498)	625

Total	6,774	(494)	1,785	(1,684)	(10)	(26)	297	168	6,810

	As of December 31, 2005	Discontinued Operations/ assets held for sale	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Industrial patents and intellectual property rights	2,810	—	1,126	(1,760)	—	—	(9)	454	2,621
Concessions, licenses, trademarks and similar rights	3,318	—	184	(310)	(14)	(7)	(19)	20	3,172
Other intangible assets	57	—	260	(110)	—	—	(1)	(30)	176
Work in progress and advance payment	625	—	617	—	(1)	(1)	(1)	(468)	771

Total	6,810	—	2,187	(2,180)	(15)	(8)	(30)	(24)	6,740

Additions made during 2006 include €318 million of internal costs capitalized (€287 million in 2005).

Industrial patents and intellectual property rights at December 31, 2006 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit estimated in three years). They mainly refer to the Wireline Business Unit (€1,290 million), the Mobile Domestic Business Unit (€774 million) and the Brazil Mobile Business Unit (€441 million).

Concessions, licenses, trademarks and similar rights at December 31, 2006 mainly refer to the Domestic Mobile Business Unit (€2,025 million) and the Brazil Mobile Business Unit (€618 million) with respect to the remaining unamortized cost of UMTS and PCS licenses, to the Wireline Business Unit (€375 million, of which €131 million refers to costs for Indefeasible Rights of Use-IRU) and to the Media Business Unit (€150 million, mainly for TV frequencies acquired at the end of 2005).

The remaining unamortized mobile telephone licenses totaling €2,643 million (amortized on a straight—line basis) refer to the following:

•	licenses of Telecom Italia S.p.A.:

–	UMTS for €2,014 million expiring in 2021 (amortized over 18 years);

–	Wireless Local Loop for €11 million expiring in 2021 (amortized over 15 years);

Financial Statements	Notes To Consolidated Financial Statements

•	licenses of the Tim Participações group:

–	GSM for €495 million expiring between 2007 and 2018 (amortized in 4-15 years);

–	TDMA for €123 million expiring in 2012 (amortized in about 14 years).

The user rights for televisions frequencies totaling €144 million are amortized as follows: if used for analog broadcasting, amortization is taken to December 31, 2008; if used for digital terrestrial broadcasting, amortization is taken until 2018, the period (12 years) of the network operator license for which the request was filed in the first half of 2006.

Other intangible assets at December 31, 2006 include €160 million for the capitalization of subscriber acquisition costs referring to the new sales offers of Telecom Italia S.p.A. (€96 million), the Tim Brasil group (€57 million) and Liberty Surf Group S.A. (€7 million). Following the introduction of new types of sales contracts in 2006 which bind the customer to the Telecom Italia Group for periods of 12 or 24 months, otherwise a penalty is applied, the Group capitalized subscriber acquisition costs in intangible assets. These costs represent negative margins on handset sales and commissions for the sales network. This accounting treatment, permitted by IAS 38 makes it possible to match the amortization charge with cash flows.

Other intangible assets also include €9 million allocated to the Customer List and representing a portion of the goodwill that arose on the acquisition of the controlling interest in Liberty Surf Group S.A..

In 2006, the impairment losses of €15 million mainly refer to Latin American Nautilus group. In 2005, the impairment losses of €10 million, net of impairment reversals of €1 million, mainly referred to Maxitel (now renamed Tim Nordeste S.A.).

Amortization and impairment losses are recorded in the statement of income as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2006 and 2005 can be summarized as follows:

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	11,806	(8)	(9,177)	2,621
Concessions, licenses, trademarks and similar rights	4,595	(262)	(1,161)	3,172
Other intangible assets	424	(75)	(173)	176
Work in progress and advance payments	772	(1)	—	771

Total	17,597	(346)	(10,511)	6,740

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	9,886	(8)	(7,068)	2,810
Concessions, licenses, trademarks and similar rights	4,457	(276)	(863)	3,318
Other intangible assets	170	(80)	(33)	57
Work in progress and advance payments	625	—	—	625

Total	15,138	(364)	(7,964)	6,810

The impairment losses in “Concessions, licenses, trademarks and similar rights” mainly refer to the Indefeasible Rights of Use—IRU of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, are the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased from €16,443 million at December 31, 2005 to €15,690 million. Details on the composition and movements during the years 2006 and 2005 are as follows:

	As of December 31, 2004	Discontinued operations/ assets held for sale	Additions	Depreciation	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2005
	(millions of Euro)
Land	224	(14)	—	—	—	(62)	2	5	155
Civil and industrial buildings	1,458	(181)	23	(103)	(1)	(249)	19	6	972
Plant and equipment	14,150	(1,219)	2,069	(2,910)	—	(29)	378	468	12,907
Manufacturing and distribution equipment	62	(5)	38	(31)	—	—	—	8	72
Aircrafts and ships	55	—	—	(9)	—	—	—	—	46
Other	962	(86)	380	(363)	—	(6)	99	188	1,174
Work in progress and advance payments	942	(77)	790	—	(8)	(2)	59	(587)	1,117

Total	17,853	(1,582)	3,300	(3,416)	(9)	(348)	557	88	16,443

	As of December 31, 2005	Discontinued operations/ assets held for sale	Additions	Depreciation	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Land	155	—	—	—	—	(3)	(1)	(17)	134
Civil and industrial buildings	972	—	9	(48)	—	(195)	(3)	(137)	598
Plant and equipment	12,907	—	2,206	(2,644)	(3)	(23)	(68)	580	12,955
Manufacturing and distribution equipment	72	—	17	(33)	(1)	—	—	4	59
Aircrafts and ships	46	—	1	(7)	—	—	—	—	40
Other	1,174	—	190	(446)	—	(3)	(7)	108	1,016
Work in progress and advance payments	1,117	—	462	—	(2)	(12)	(3)	(674)	888

Total	16,443	—	2,885	(3,178)	(6)	(236)	(82)	(136)	15,690

Additions in 2006 include €178 million of internal costs capitalized (€184 million in 2005).

In 2006, the impairment losses of €6 million (€9 million in 2005) mainly refer to the writedown of telephone materials in the process of being replaced with new more advanced technological equipment.

Depreciation and impairment losses/reversals are recorded in the statement of income as components of the operating result.

In 2006, the plan was completed for the disposal of real estate properties approved by the Board of Directors on December 21, 2005 for more than 1,300 buildings for a total of approximately €1 billion.

After a first stage of the disposal plan was concluded in 2005, 291 properties were sold to Fondo Raissa and 181 to Fondo Spazio Industriale for a total amount of €350 million in March 2006, June 2006 and December 2006. The transaction generated a gross gain on consolidation of €135 million and reduced the consolidated net financial debt by €296 million before taxes.

These effects take into account the recognition, in accordance with the finance method in IAS 17, of the contribution of 45 properties to Fondo Raissa and the simultaneous long-term financial leaseback of these properties which have been reclassified from properties owned to properties held under finance leases.

Financial Statements	Notes To Consolidated Financial Statements

Other changes include not only properties sold and simultaneously leased back for €30 million but the revision of the estimates for the restoring costs of the Tim Brasil group for €105 million. The change in estimate is due to a reduction in the unit cost for restoring the sites achieved following the renewal of contracts with foreign suppliers, subsequent to the reorganization of the company, and also greater use of co-siting contracts which do not require the companies to restore the sites. These changes in estimate have been recorded with a contra-entry to Provisions for risks and charges, as provided by IFRIC 1.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2006 and 2005 can be summarized as follows:

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	134	—	—	134
Civil and industrial buildings	1,333	(2)	(733)	598
Plant and equipment	58,112	(66)	(45,091)	12,955
Manufacturing and distribution equipment	751	—	(692)	59
Aircrafts and ships	145	(11)	(94)	40
Other	4,046	(6)	(3,024)	1,016
Work in progress and advance payments	897	(9)	—	888

Total	65,418	(94)	(49,634)	15,690

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	155	—	—	155
Civil and industrial buildings	2,247	(35)	(1,240)	972
Plant and equipment	58,143	(151)	(45,085)	12,907
Manufacturing and distribution equipment	756	(5)	(679)	72
Aircrafts and ships	145	(11)	(88)	46
Other	4,159	(7)	(2,978)	1,174
Work in progress and advance payments	1,126	(9)	—	1,117

Total	66,731	(218)	(50,070)	16,443

The reduction in the gross carrying amount, accumulated impairment losses and accumulated depreciation is due to the aforementioned disposal of part of the corporate buildings to real estate investment funds and the sale of network installations and other equipment that has been almost completely depreciated, also comprising, to a lesser degree, the tangible assets acquired in 2002 as a result of the merger of BLU S.p.A., which had been completely written down.

Assets held under finance leases

Assets held under finance leases decreased from €1,598 million at December 31, 2005 to €1,525 million. Details on the composition and changes are as follows:

	As of December 31, 2004	Discontinued Operations/ assets held for sale	Additions	Depreciation	Disposals	Exchange differences	Other changes	As of December 31, 2005
	(millions of Euro)
Civil and industrial buildings	1,561	(21)	14	(93)	—	—	16	1,477
Plant and equipment	1	(1)	—	(1)	—	—	2	1
Aircrafts and ships	18	—	—	(4)	—	—	—	14
Other	73	(5)	46	(34)	(4)	—	(5)	71
Work in progress and advance payments	—	—	28	—	—	—	7	35

Total	1,653	(27)	88	(132)	(4)	—	20	1,598

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2005	Discontinued Operations/ assets held for sale	Additions	Depreciation	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Civil and industrial buildings	1,477	—	29	(99)	(1)	—	11	1,417
Plant and equipment	1	—	—	(1)	—	—	1	1
Aircrafts and ships	14	—	—	(4)	—	—	—	10
Other	71	—	2	(25)	—	—	(1)	47
Work in progress and advance payments	35	—	11	—	—	—	4	50

Total	1,598	—	42	(129)	(1)	—	15	1,525

Depreciation and impairment losses are recorded in the statement of income as components of the operating result.

Other changes in 2006 include €30 million representing the net carrying amount of owned properties contributed to Fondo Raissa and the simultaneous long-term financial leaseback of these properties which, in accordance with IAS 17, have been reclassified from owned properties to properties held under finance leases, and €23 million due to the change in the scope of consolidation following the sale of RUF Gestion.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2006 and 2005 can be summarized as follows:

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Civil and industrial buildings	1,926	(27)	(482)	1,417
Plant and equipment	16	—	(15)	1
Aircrafts and ships	30	—	(20)	10
Other	160	—	(113)	47
Work in progress and advance payments	50	—	—	50

Total	2,182	(27)	(630)	1,525

	As of December 31, 2005
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Civil and industrial buildings	1,967	(27)	(463)	1,477
Plant and equipment	22	—	(21)	1
Aircrafts and ships	30	—	(16)	14
Other	152	—	(81)	71
Work in progress and advance payments	35	—	—	35

Total	2,206	(27)	(581)	1,598

At December 31, 2006 and 2005, minimum lease payments due in future years and their present value are as follows:

	As of December 31,
	2006		2005
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of Euro)
Within 1 year	227	121	234	218
From 2 to 5 years	819	377	868	685
Beyond	1,841	1,241	1,965	891

	2,887	1,739	3,067	1,794

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2006	2005
	(millions of Euro)
Future lease payments (minimum lease payments)	2,887	3,067
Less: Interest portion	(1,148)	(1,273)

Present value of lease payments	1,739	1,794

Finance lease liabilities	2,116	2,128
Financial receivables for lessors’ net investments	(377)	(334)

Total net finance lease liabilities	1,739	1,794

NOTE 8—OTHER NON-CURRENT ASSETS

Other non-current assets amount to €3,738 million (€5,956 million at December 31, 2005). The composition is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Investments accounted for using the equity method:
– Associates	471	765
– Joint ventures	17	16

	488	781

Other investments	776	561

Securities, financial receivables and other non-current financial assets:
– Securities other than investments	12	8
– Financial receivables and other non-current financial assets	679	988

	691	996

Miscellaneous receivables and other non-current assets:
– Miscellaneous receivables	360	358
– Medium/long-term prepaid expenses	511	467

	871	825

Deferred tax assets (*)	912	2,793

Total	3,738	5,956

(*)	Please see “Note 9—Deferred tax assets and deferred tax liabilities”.

Major transactions involving investments

a)    Acquisitions and divestitures in 2006

Sale of Avea I.H.A.S. to Türk Telekomünikasyon A.S. and additional purchase of a stake in Oger Telecom Limited

On September 15, 2006, the sale of the 40.56% stake in Avea I.H.A.S. to Türk Telekomünikasyon A.S. was finalized for U.S.$500 million. Moreover, as established in the July 14, 2006 agreements, Telecom Italia S.p.A. reinvested US$250 million in the capital of Oger Telecom.

This sale reduced net financial debt by €279 million, being the balance between the proceeds on the sale (€393 million) and the recognition of non-current financial liabilities (€114 million) corresponding to the fair value of the commitments to provide financing or guarantee a bank loan to Avea I.H.A.S. in the amount of US$ 150 million.

The sale resulted in a gain of €72 million and the release to income of €121 million for the remaining guarantee provisions which were cancelled during September 2006.

Financial Statements	Notes To Consolidated Financial Statements

b)    Acquisitions and divestitures in 2005

Privatization of Türk Telekomünikasyon A.S.

On July 1, 2005, the bidding ended for the privatization of the majority stake (55%) of the Turkish telecommunications operator Türk Telekomünikasyon A.S.. The bid was won for U.S.$6,550 million by a vehicle company controlled by Oger Telecom, a newly-formed company controlled by the Saudi-Lebanese group Saudi Oger Limited and in which Telecom Italia S.p.A.—through Tim International—made an initial investment of U.S.$200 million (13.33%). The partnership between Telecom Italia S.p.A. and Saudi Oger Limited covers mobile telecommunications, while for fixed-line telecommunications Oger Telecom will continue its collaboration with BT Telconsult. The agreements with Saudi Oger also envisaged the possibility of Tim International selling its investment in Avea I.H.A.S. to Türk Telekomünikasyon A.S., which took place on September 15, 2006, as described above.

Within the next three years Oger Telecom is expected to be listed on the Dubai stock exchange with the possibility of Tim International investing proportionally in the initial placement. Should the listing not take place within the agreed timeframe, Tim International may exercise a put option to sell Saudi Oger Limited the Oger Telecom shares deriving from the sale of the current investment in Avea I.H.A.S. and also one-fourth of the Oger Telecom shares initially subscribed by Tim International. If the put option is not exercised, the counterpart may exercise a call option on the same shares.

Acquisition of Luna Rossa Challenge 2007 S.L. and Luna Rossa Trademark S.a.r.l.

On July 27, 2005, Telecom Italia S.p.A. acquired 49% of the share capital of Luna Rossa Challenge 2007 S.L., a Spanish-registered company, by subscribing to a share capital increase reserved for Telecom Italia S.p.A. for approximately €2 million.

On July 28, 2005, Telecom Italia purchased 49% of the share capital of Luna Rossa Trademark S.a.r.l., a Luxembourg-registered company, from Prada S.A. for €10 million.

Sale of CMobil CZ

Under the process for the rationalization of the international investment portfolio, on March 24, 2005, TIM finalized the sale of 7.16% of the share capital of CMobil CZ (a Dutch holding company which has a 60.8% stake in T-Mobile CZ) to T-Mobile Global Holding. This investment corresponded to an indirect interest of 4.35% in T-Mobile CZ, one of the largest mobile operators in the Czech Republic. The sales price was €70.5 million on which a gain was realized of approximately €61 million.

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2004	Investments	Disposals and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2005
	(millions of Euro)
AVEA I.H.A.S.	—	122	—	(122)	—	—
Brasil Telecom Participações	—	—	—	(2)	23	21
ETECSA.	290	—	—	39	—	329
Italtel Group	32	—	—	6	—	38
Siemens Informatica	14	—	—	(10)	—	4
Solpart Participações	—	—	(17)	142	89	214
Tiglio I	153	—	(41)	(17)	—	95
Tiglio II	60	—	(33)	(10)	—	17
Other	36	14	(7)	4	—	47

Total	585	136	(98)	30	112	765

Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2005	Investments	Disposals and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2006
	(millions of Euro)
Brasil Telecom Participações	21	—	—	1	(22)	—
ETECSA.	329	—	—	(18)	—	311
Italtel Group	38	—	—	5	—	43
Siemens Informatica	4	—	—	(4)	—	—
Solpart Participações	214	—	—	2	(216)	—
Tiglio I	95	—	(24)	(2)	—	69
Tiglio II	17	—	(11)	(2)	—	4
Other	47	1	(3)	(1)	—	44

Total	765	1	(38)	(19)	(238)	471

The decrease of €294 million from December 31, 2005 mainly related to Solpart Participações and Brasil Telecom Participações.

On October 27, 2006, following approval by the Brazilian Telecommunications Authority (ANATEL), the 38% stake in Solpart Participações (the controlling holding company of Brasil Telecom Participações) was transferred to Brasilco S.r.l., a newly incorporated Italian company held by a trust set-up under British law, with Telecom Italia International as the beneficiary. The investment in Solpart Participações is now held and managed, through Brasilco S.r.l., by Credit Suisse as a trustee but Telecom Italia International will be the sole beneficiary of the trust and, consequently, of the earnings deriving from the investment in Solpart, including the price of its future sale.

As a result of this transaction, the Telecom Italia Group effectively disposed of its ownership interest in the investment in Solpart Participações (although it remains the beneficiary) and the governance rights deriving thereof thus resolving the question concerning the overlapping of mobile and long-distance licenses held by the Tim Brasil group and Brasil Telecom group, to the benefit of all parties concerned, including the same Brasil Telecom and its shareholders.

Following the decision to dispose of the investments in Solpart Participações and Brasil Telecom Participações (both held by Telecom Italia International), and appointing JP Morgan as sales agent, the carrying amount of the two investments, as of September 30, 2006, were reclassified to “discontinued operations/assets held for sale”.

The value of the investment in ETECSA includes €64 million of residual goodwill, being the excess of the carrying amount over the corresponding share of net assets acquired.

The investment in Italtel Group S.p.A. in 2005 was recorded in investments in associates accounted for using the equity method because, although the Group owns a 19.37% stake (below 20% of the voting rights exercisable), Telecom Italia S.p.A. exercises significant influence through the rights attributed to it by the shareholders’ agreements.

On June 21, 2006, the Board of Directors of Italtel Group S.p.A. voted not to proceed with the project to list the shares of the company on the Italian stock exchange in the immediate future as resolved by the shareholders’ meeting held on February 27, 2006.

The valuation using the equity method includes the share of profits (losses) for the year and the differences arising from the translation of foreign company financial statements. The 2006 consolidated statement of income was particularly impacted by ETECSA (€47 million) and other companies (€4 million) and in 2005 by Avea I.H.A.S. (-€122 million), ETECSA (€45 million), Solpart Participações (€94 million) and other companies (-€10 million).

Financial Statements	Notes To Consolidated Financial Statements

Aggregate 2006 and 2005 data relating to the major associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Total assets	1,173	4,961

Total liabilities	740	2,606

Revenues	498	2,278

Net income (loss) for the year	67	(114)

Investments in joint ventures include the investments in Perseo S.r.l. and Sofora Telecomunicaciones S.A., in which 50% stakes are held.

The investment in Sofora Telecomunicaciones S.A. is accounted for using the equity method. From 2001 to 2004, following the monetary crisis in Argentina, the net equity of the company, which controls the Telecom Argentina group, was negative and the carrying amount, including the goodwill acquired, was written off. In 2005, the net equity of the Sofora group again became positive as a result of restructuring a part of the Telecom Argentina group’s debt and, consequently, the carrying amount was proportionally adjusted for the Group’s share of ownership (€16 million). In 2006, the value of the investment was adjusted by €1 million bringing the investment value to €17 million at December 31, 2006. However, the impairment loss has not been reversed since all the conditions which led to the impairment of the investment in previous years have not been eliminated.

Aggregate 2006 and 2005 data, based on the Telecom Italia Group’s share, is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Non-current assets	825	938
Current assets	307	269

Total assets	1,132	1,207

Non-current liabilities	500	767
Current liabilities	477	299

Total liabilities	977	1,066

Revenues	971	787

Operating income	113	65

Income before taxes	32	207

Net income for the year	29	54

The list of investments accounted for using the equity method is presented in “Note 45—List of companies of the Telecom Italia Group”.

Financial Statements	Notes To Consolidated Financial Statements

Other investments refer to the following:

	As of December 31, 2004	Discontinued operations/ assets held for sale	New Investments	Disposals and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2005
	(millions of Euro)
Brasil Telecom Participações	17	—	—	—	—	(17)	—
CMobil	9	—	—	(9)	—	—	—
Consortium	20	—	—	—	—	—	20
Euskaltel	13	—	—	(13)	—	—	—
Fin. Priv.	15	—	—	—	—	—	15
Forthnet	10	—	—	(10)	—	—	—
MCC	36	—	—	—	—	—	36
Mediobanca	168	—	—	—	59	—	227
Neuf Telecom	51	—	—	—	—	—	51
Oger Telecom	—	—	178	—	—	—	178
Sia	11	—	—	—	—	—	11
Solpart Participações	95	—	—	—	—	(95)	—
Other	34	(11)	4	(4)	—	—	23

Total	479	(11)	182	(36)	59	(112)	561

	As of December 31, 2005	Discontinued operations/ assets held for sale	New Investments	Disposals and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2006
	(millions of Euro)
Capitalia	—	—	—	—	39	36	75
Consortium	20	—	—	(2)	—	(18)	—
Fin. Priv.	15	—	—	—	—	—	15
Assicurazioni Generali	—	—	—	—	1	4	5
MCC	36	—	—	—	—	(36)	—
Mediobanca	227	—	—	—	26	14	267
Neuf Telecom	51	—	—	(51)	—	—	—
New Satellite Radio	—	—	7	—	—	—	7
Oger Telecom	178	—	197	—	—	—	375
Sia	11	—	—	—	—	—	11
Other	23	—	1	(3)	—	—	21

Total	561	—	205	(56)	66	—	776

The increase of €215 million compared to December 31, 2005 is mainly due to the investment in Oger Telecom and the fair value adjustment to the investments in Capitalia and Mediobanca, partly offset by the sale of Neuf Télécom.

On May 26, 2006, the meeting of the parties to the Mediobanca shareholders’ agreement approved the early dissolution of the investment company Consortium S.r.l. and assigned direct ownership of the Mediobanca and Assicurazioni Generali shares to the shareholders, in proportion to their respective stakes in the investment company. The transaction took place in over the counter market with settlement deferred and compensated through the distribution of profits and reserves by Consortium S.r.l. in July 2006. The net proceeds amount to €5 million.

After this transaction, Telecom Italia holds a 0.01% stake in Assicurazioni Generali and a 1.84% interest in Mediobanca.

Financial Statements	Notes To Consolidated Financial Statements

On May 11, 2006, the entire stake held in Neuf Télécom by Telecom Italia International (equal to about 4.99% of share capital) was sold to Louis Dreyfus and Société Française du Radiotéléphone for €199 million, realizing a gain of €148 million.

Effective January 1, 2006, MCC S.p.A. was non-proportionally partially spun-off to Capitalia S.p.A. by assigning a part of the equity of MCC S.p.A. to the beneficiary Capitalia S.p.A. with allocation of its shares, deriving from the reserved capital increase, to the minority shareholders of MCC S.p.A.. After this transaction, the shares of Capitalia S.p.A., since the company is listed, were measured at fair value and the fair value adjustment was recognized in a specific reserve under equity.

Financial receivables and other non-current financial assets decreased by €309 million compared to December 31, 2005. The composition is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Financial receivables for lessors’ net investments	229	212
Loans to employees	70	79
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	243	276
Other financial receivables	137	421

Total	679	988

Financial receivables for lessors’ net investments refer to:

–	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

–

medium/long-term portion of contracts which provide for the finance lease, of assets to customers which the Group has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

The total amount (non-current and current portions) of these receivables are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Non-current portion	229	212
Current portion	148	122

Total	377	334

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the accrued income component of the derivatives.

Additional information is provided in the “Note 24—Financial instruments”.

Other financial receivables decreased from €421 million at December 31, 2005 to €137 million mainly as a result of the reclassification of €309 million to cash from the escrow account at ABN Amro. This amount became available since the conditions for the contractual commitments with Opportunity did not occur. At December 31, 2006 such receivables include:

–	€68 million relating to cash collateral with Goldman Sachs to guarantee the two Cross Currency Interest Rate Swap contracts;

–	€22 million for the non-current portion of the remaining receivable due from PTT Srbija on the sale of Telekom Srbija;

–	€24 million for loans made to Aree Urbane S.r.l..

Financial Statements	Notes To Consolidated Financial Statements

Miscellaneous receivables and other non-current assets increased from €825 million at December 31, 2005 to €871 million and include:

–	the fair value of the two call options on 50% of Sofora Telecomunicaciones share capital for €190 million (€160 million at December 31, 2005);

–	the remaining receivable on the sale of 100% of Gruppo Buffetti for €6 million;

–	the tax credit from the advance payment of taxes on the provision for employee severance indemnities of €19 million (€35 million at December 31, 2005);

–	medium/long-term prepaid expenses of €511 million (€467 million at December 31, 2005) relating to the deferral of costs in conjunction with the recognition of revenues.

NOTE 9—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Net deferred tax assets decreased from €2,656 million at December 31, 2005 to €718 million and are presented in the balance sheet as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Deferred tax assets	912	2,793
Deferred tax liabilities	(194)	(137)

Total	718	2,656

Deferred tax assets and liabilities are offset in the financial statements when the income taxes are levied by the same tax authority and where there is a legally enforceable right of offset. The gross amounts are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Deferred tax assets	1,714	3,118
Deferred tax liabilities	(996)	(462)

Total	718	2,656

Changes in deferred tax assets and liabilities gave rise to a deferred tax charge for the year ended December 31, 2006 of €1,837 million (see “Note 38—Income taxes” for additional details on the tax charge). The tax effect on income and losses recognized directly in equity in 2006 is a charge of €83 million and mainly relates to the fair value adjustment of the hedging derivative instruments.

The other changes during the year in deferred taxes which did not have an effect on net income mainly related to the reduction in deferred tax liabilities recorded on the business combinations recognized according to IFRS 3 (€5 million, of which €3 million relates to the purchase of Elefante TV-Delta TV and €2 million to the purchase of Liberty Surf Group S.A.).

Financial Statements	Notes To Consolidated Financial Statements

Temporary differences which make up this caption at December 31, 2006 and 2005 are the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Deferred tax assets:
• Write-downs of investments and other	189	1,259
• Unrealized intra-group gains	36	31
• Provisions for pension fund integration (Law No. 58/92)	194	227
• Tax loss carryforwards	300	517
• Provisions for risks and charges	186	276
• Provision for restoration and decommissioning costs	59	55
• Bad debts provisions	212	220
• Recognition of revenues	124	177
• Sale and lease back transactions on properties	150	109
• Derivative instruments	42	130
• Capital grants	46	64
• Other deferred tax assets	176	53

Total	1,714	3,118

Deferred tax liabilities:
• Accelerated depreciation	(601)	(280)
• Deferred gains	(136)	(108)
• Discounting of provisions for employee severance indemnities	(39)	(28)
• Notes and bonds	(27)	(34)
• Other deferred tax liabilities	(193)	(12)

Total	(996)	(462)

Total deferred tax assets net of deferred tax liabilities	718	2,656

The reduction in deferred tax assets gross of offsets compared to December 31, 2005 is principally due to the reversal of deferred tax assets on the writedown of investments in 2003, deducted for tax purposes over five years, and the reversal of deferred tax assets recognized on tax loss carryforwards by the Parent, Telecom Italia.

The increase in deferred tax liabilities gross of offsets compared to December 31, 2005 is mainly the result of the recognition in 2006 of deferred tax liabilities on accelerated depreciation taken by the Parent, Telecom Italia.

At December 31, 2006, the Group has unused tax loss carryforwards relating to the Parent, Telecom Italia, and some foreign companies (Telecom Italia Finance, Liberty Surf Group, Telecom Italia International and Tim Participações group) for €7,668 million, with the following expiration dates:

Year of expiration	(millions of Euro)
2007	78
2008	1,195
2009	32
2010	245
2011	24
Expiration beyond 2011	594
Without expiration	5,500

Total tax loss carryforwards	7,668

Deferred tax assets relating to deductible temporary differences and unused tax loss carryforwards are recognized to the extent that it is probable that future profits will be available against which they can be utilized.

In particular, deferred tax assets have been calculated on tax loss carryforwards of €907 million at December 31, 2006 (€1,567 million at December 31, 2005) and mainly relate to the Parent, Telecom Italia. Moreover, at

Financial Statements	Notes To Consolidated Financial Statements

December 31, 2006, deferred tax assets of €2,124 million have not been recognized on unused tax losses of €6,761 million since their recoverability is not considered probable (€5,737 million at December 31, 2005).

At December 31, 2006, deferred taxes have not been recognized on tax-suspension reserves, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

Deferred taxes have not been recognized on the undistributed earnings of subsidiaries and associates in that the tax system of their parents provide for the participation exemption.

NOTE 10—INVENTORIES

Inventories decreased from €294 million at December 31, 2005 to €291 million. The composition of inventories is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Raw materials and supplies	5	8
Work in progress and semi-finished products	13	24
Finished goods	273	262

Total	291	294

Inventories are mainly held by Telecom Italia S.p.A. (€125 million) and the companies in the Brazil Mobile Business Unit (€58 million). They mainly consist of equipment, handsets and related fixed and mobile telecommunications accessories. Another €88 million relates to the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Writedowns of inventories made in 2006 total €31 million (€26 million in 2005) and mainly refer to the adjustment of equipment and fixed and mobile telephone handsets of Telecom Italia S.p.A. to estimated realizable value (€22 million) and writedowns to the realizable value recorded by Olivetti S.p.A. (€8 million).

No inventories are pledged as collateral.

NOTE 11—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased from €8,856 million at December 31, 2005 to €8,748 million and consist of the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Receivables for construction contracts	12	37

Trade receivables:
• Receivables from customers	5,731	5,960
• Receivables from other telecommunication operators	1,638	978

	7,369	6,938

Miscellaneous receivables and other current assets:
• Other receivables	972	1,533
• Trade and miscellaneous prepaid expenses	395	348

	1,367	1,881

Total	8,748	8,856

Receivables for construction contracts of €12 million mainly refer to Telecom Italia S.p.A. for network equipment, Lombardy Region health cards and works related to telephone installations customized for customers. They also include advances to suppliers of €2 million.

Financial Statements	Notes To Consolidated Financial Statements

Trade receivables amount to €7,369 million (€6,938 million at December 31, 2005), and are net of the provision for bad debts of €791 million (€773 million at December 31, 2005).

The increase in trade receivables from December 31, 2005 is principally the result of a different presentation of receivables due from other mobile operators which, partly as a result of the revision of the contracts that, following the integration of fixed-mobile operations, are no longer shown net of the corresponding liability.

The caption also includes €3 million (€4 million at December 31, 2005) of medium/long-term trade receivables due from customers.

Trade receivables specifically refer to Telecom Italia S.p.A. (€5,542 million) and the foreign mobile telephone companies (€872 million).

Movements in the provision for bad debts are as follows:

	2006	2005
	(millions of Euro)
At January 1	773	897
Discontinued operations/assets held for sale	—	(132)
Charge to the statement of income	252	264
Utilization	(212)	(264)
Release of the provision in excess of requirements	(17)	(15)
Exchange differences and other changes	(5)	23

At December 31	791	773

Other receivables amount to €972 million (€1,533 million at December 31, 2005) and are net of a provision of €52 million. Details are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Advances to suppliers	144	60
Receivables from employees	33	55
Tax receivables	223	230
Receivables on the sales of consolidated investments	4	28
Sundry items	568	1,160

Total	972	1,533

Advances to suppliers increased by €84 million mainly due to advances paid to the supplier Ericsson (€61 million) on the contract for software updates for the GSM/EGPRS/UMTS networks for the Telecom Italia S.p.A. mobile network for the three years 2006-2008. These advances will be recovered when the invoices are issued for the release of the software.

Sundry items decreased by €592 million largely on account of the refund from the Tax Authorities, following the ruling handed down by the Regional Administrative Court (TAR) of Lazio on July 10, 2006, for the principal portion (€546 million) of the TLC operating fee that Telecom Italia S.p.A. and ex-TIM S.p.A. had paid for the year 1999 pursuant to art. 20, Law No. 448/1998.

Sundry items include a receivable from the Tax Authorities (€100 million) for the interest earned up to the date of the refund on the above principal portion of the TLC operating fee and receivables from factoring companies (€146 million) following the assignment of receivables mostly due from the sales network.

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs related to revenue recognition.

NOTE 12—CURRENT INCOME TAX RECEIVABLES

Current income tax receivables amount to €287 million (€335 million at December 31, 2005) and mainly refer to IRES tax receivable on the consolidated national tax return filed by the Telecom Italia Group.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 13—SECURITIES (CURRENT ASSETS)

Securities in current assets increased from €378 million at December 31, 2005 to €812 million. Details are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Held-to-maturity financial assets:
• Listed securities other than investments	—	3
Available-for-sale financial assets:
• Listed securities other than investments due beyond 3 months	259	374
Financial assets at fair value through profit or loss:
• Listed securities, other than investments, held for trading	553	1

Total	812	378

The above securities (mainly bonds and shares held in SICAVs) refer to investments made by the Luxembourg subsidiary Telecom Italia Finance S.A. in the amount of €794 million.

Available-for-sale listed securities other than investments, due beyond 3 months refer to bonds issued by counterparties that have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies, and with different maturity dates but all are actively traded and, therefore, readily convertible into cash.

Listed securities other than investments held for trading refer to a very short-term investment in a monetary SICAV registered under Belgian law which was partially sold in February 2007 (€542 million).

Additional information is proved in the “Note 24—Financial instruments”.

NOTE 14—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets decreased from €509 million at December 31, 2005 to €433 million. They consist of the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Deposits for temporary investments of excess liquidity originally due beyond 3 months but less than 12 months	17	90
Financial receivables for lessors’ net investments	148	122
Other short-term financial receivables	52	41
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	207	195
Non hedging derivatives	9	61

Total	433	509

Deposits refer entirely to the investment of excess liquidity made by Entel Bolivia.

Financial receivables for lessors’ net investments refer to:

•	the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

the current portion of contracts which provide for the finance lease of assets to customers which the Group has available under finance leaseback contracts with the performance of accessory services under the “full rent” formula.

Other short-term financial receivables include the current portion of loans receivable from personnel for €18 million and the receivable from PTT Srbija on the sale of Telekom Srbija for €13 million.

Financial Statements	Notes To Consolidated Financial Statements

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on derivatives.

Additional details are provided in the “Note 24—Financial instruments”.

NOTE 15—CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased from €10,323 million at December 31, 2005 to €7,219 million. They consist of the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Liquidity with banks, financial institutions and post offices	7,186	9,956
Checks	4	—
Cash	1	2
Other receivables and deposits for cash flexibility	1	34
Securities other than investments (due within 3 months)	27	331

Total	7,219	10,323

The decrease in liquidity with banks, financial institutions and post offices from the end of 2005 is mainly due to the following:

•	repayment of liabilities which became due during the course of 2006;

•	early partial repayment of €3 billion of the Revolving Credit Facility maturing in 2012;

•	payment of dividends.

The different technical forms used for the liquidity as of December 31, 2006 can be further analyzed as follows:

•	maturities: 95% of deposits have a maximum maturity date of one month;

•

counterpart risk:    deposits are made with leading banks and financial institutions that have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies;

•	country risk: the geographical location of deposits is principally on major European markets.

Securities other than investments (due within 3 months) include €20 million (€327 million at December 31, 2005) of Euro Commercial Paper held by Telecom Italia Finance S.A. maturing within one month. The issuers all have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies, and are located in Europe.

NOTE 16—DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE AND LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

In the balance sheet at December 31, 2006, “Discontinued operations/assets held for sale” include the investments in Solpart Participações and Brasil Telecom Participações following the Group’s decision to dispose of the investments.

In the statement of income and in the statement of cash flows for the year 2006, the respective captions, “Net income (loss) from discontinued operations/assets held for sale” and “Cash flows generated by (used in) discontinued operations/assets held for sale” include the relative effects of the divestitures of Gruppo Buffetti (sold in January 2006) and Digitel Venezuela (sold in May 2006). These captions include the results of Digitel Venezuela up to its divestiture (May 2006), the effects of the sale itself (a gain of €31 million net of transaction charges) and accruals to the provisions for risks and charges relating to the divestitures of Digitel Venezuela (€9 million) and Tim Hellas (€30 million).

In the balance sheet at December 31, 2005, “Discontinued operations/assets held for sale” and “Liabilities relating to discontinued operations/assets held for sale” include the balance sheet data of Gruppo Buffetti and Digitel Venezuela (sold in 2006).

Financial Statements	Notes To Consolidated Financial Statements

In the statement of income and in the statement of cash flows for the year 2005, the respective captions, “Net income (loss) from discontinued operations/assets held for sale” and “Cash flows generated by (used in) discontinued operations/assets held for sale” include the data of the Entel Chile group (sold in March 2005), the Finsiel group and Tim Hellas (sold in June 2005), Tim Perù (sold in August 2005), and Gruppo Buffetti (sold in January 2006) and Digitel Venezuela (sold in May 2006).

In the statement of income and cash flows for the year 2004 the respective captions “Net income (loss) from discontinued operations/assets held for sale” and “Cash flows generated by (used in) discontinued operations/assets held for sale” include the results of the Entel Chile group (sold in March 2005), the Finsiel group and Tim Hellas (sold in June 2005), Tim Perù (sold in August 2005), the Gruppo Buffetti (sold in January 2006) and Digitel Venezuela (sold in May 2006).

Divestitures in 2006

Gruppo Buffetti

On January 11, 2006, the sale of 100% of the capital of Gruppo Buffetti S.p.A. to Dylog Italia S.p.A. and Palladio Finanziaria S.p.A. was finalized, with a total positive financial effect of €66 million.

There was no effect on the statement of income in 2006 since the carrying amount had already been adjusted to the sale price at the end of 2005.

Digitel Venezuela

On May 25, 2006, the sale of 100% of the capital of Digitel by Tim International to Telvenco S.A. was finalized at a price of U.S.$425 million (enterprise value). As a result, there was a reduction in net financial debt of approximately €318 million (including the deconsolidation of the net financial debt of the subsidiary sold).

In December 2006, under the contractual commitments guaranteed at the time of sale, Telvenco S.A. notified Tim International about a tax assessment issued by the local tax authorities on Digitel for approximately U.S.$15 million.

Digitel filed an appeal against the assessment for approximately U.S.$10 million, paying the difference of about U.S.$5 million in January 2007.

Accordingly, an accrual was made to the provision for risks and charges on investments and corporate-related transactions for about €9 million to take into account not only the amount paid by Digitel but also the interest payable from the date the payment was due up to the date of payment in addition to the relative penalties normally applied.

Divestitures in 2005

Entel Chile

On March 29, 2005, Telecom Italia sold its 54.76% investment in the Chilean company Entel Chile S.A. to Almendral S.A. (an investment holding company listed on the stock exchange in Santiago, Chile which represents local businesses including the Hurtado Vicuña group and the Matte group).

The sale price was U.S.$934 million (€723 million) with a loss of €1 million in addition to €6 million of transaction charges.

Finsiel

On April 26, 2005, Telecom Italia agreed the sale of its entire interest in Finsiel (79.5%) to the COS group. The sale was based on an enterprise value of €164 million. The sales terms are as follows:

•	on June 28, 2005, a 59.6% interest was sold for a price of €87 million;

•	on November 7, 2005, the remaining 19.9% was sold for a price of €28 million.

Financial Statements	Notes To Consolidated Financial Statements

The sale had no effect on the statement of income since the carrying amount had previously been adjusted to the sales price.

The residual receivable from the COS group of €26 million was collected in December 2006.

Tim Hellas

On June 15, 2005, Tim International N.V. sold the 80.87% investment in Tim Hellas Telecommunications S.A. to a vehicle owned by Apax Partners and Texas Pacific Group (TPG) for a price of €1,114 million corresponding to a total enterprise value of Tim Hellas of about €1,600 million or approximately €16.43 per share. The sale gave rise to a net gain of €410 million on consolidation.

During 2006, following progress on the legal disputes against Tim Hellas (whose potential negative outcome is partially guaranteed by Tim International), the provision for risks and charges on investments and corporate-related transactions was increased by €30 million bringing the total to €52 million.

* * *

Tim Perù

On August 10, 2005, Tim International N.V. sold the entire investment in Tim Perù S.A.C. to Sercotel S.A. de C.V., a company controlled 100% by America Movil S.A. de C.V. at a price of €330 million. The sale gave rise to a net gain on consolidation in 2005 of €120 million (net of the relative transaction charges) and a decrease in net financial debt of more than €400 million.

The composition of discontinued operations/assets held for sale (and the related liabilities) is provided in the following table:

	As of December 31,
	2006	2005
	(millions of Euro)
Discontinued operations/assets held for sale:
• of a financial nature	—	37
• of a non-financial nature	235	491

Total	235	528

Liabilities relating to discontinued operations/assets held for sale:
• of a financial nature	—	143
• of a non-financial nature	—	142

Total	—	285

Discontinued operations/assets held for sale of a financial nature refer to:

	As of December 31,
	2006	2005
	(millions of Euro)
Gruppo Buffetti	—	4
Digitel Venezuela	—	33

	—	37

Discontinued operations/assets held for sale of a non-financial nature refer to:

	As of December 31,
	2006	2005
	(millions of Euro)
Investements in Solpart Participacões and Brasil Telecom Participacões	235	—
Gruppo Buffetti	—	113
Digitel Venezuela	—	378

	235	491

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2005, this caption includes goodwill of €171 million, of which €12 million refers to Gruppo Buffetti (net of the writedown of €7 million to adjust the amount to the sale price) and €158 million to Digitel Venezuela.

Liabilities relating to discontinued operations/assets held for sale of a financial nature refer to:

	As of December 31,
	2006	2005
	(millions of Euro)
Gruppo Buffetti (current liabilities)	—	19
Digitel Venezuela (non-current liabilities)	—	124

	—	143

Liabilities relating to discontinued operations/assets held for sale of a non-financial nature refer to:

	As of December 31,
	2006	2005
	(millions of Euro)
Gruppo Buffetti	—	40
Digitel Venezuela	—	102

	—	142

The net income (loss) from discontinued operations/assets held for sale in the statement of income is as follows:

			Year ended December 31,
			2006	2005	2004
			(millions of Euro)
Results from discontinued operations/assets held for sale:
Revenues			121	1,387	2,935
Other income			—	18	39
Operating expenses			(89)	(1,127)	(2,324)
Depreciation and amortization, impairment reversals (losses), gains (losses) on disposals			(17)	(181)	(404)

Operating income			15	97	246
Net financial income (expenses)			—	(22)	(64)

Income before taxes from discontinued operations/assets held for sale			15	75	182
Income taxes			—	(31)	(81)

Income after taxes from discontinued operations/assets held for sale	(A	)	15	44	101

Results of disposal:
Write-downs/provisions relating to assets held for sale			(39)	(9)	(205)
Net gain from discontinued operations			31	515	—
Income taxes			—	—	(14)

	(B	)	(8)	506	(219)

Net income (loss) from discontinued operations/assets held for sale	(A+B	)	7	550	(118)

Financial Statements	Notes To Consolidated Financial Statements

A breakdown of the Income after taxes from discontinued operations/assets held for sale (A) is as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Entel Chile group	—	26	49
Finsiel group	—	(11)	(7)
Tim Hellas	—	11	82
Tim Perù	—	(3)	(17)
Gruppo Buffetti	—	1	1
Digitel Venezuela	15	20	(7)

	15	44	101

A breakdown of the Results of disposal (B) is as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Entel Chile group	—	(7)	(191)
Finsiel group	—	(8)	(28)
Tim Hellas	(30)	410	—
Tim Perù	—	120	—
Gruppo Buffetti	—	(9)	—
Digitel Venezuela	22	—	—

	(8)	506	(219)

Net cash flows from operating, investing and financing activities relating to discontinued operations/assets held for sale are as follows:

Total cash flows generated by (used in) discontinued operations/assets held for sale

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Cash flows from operating activities	33	190	505
Cash flows from investing activities	(10)	(124)	(336)
Cash flows from financing activities	(36)	(40)	(278)

Total cash flows generated by (used in) discontinued operations/assets held for sale	(13)	26	(109)

In particular:

Cash flows from operating activities are as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Entel Chile group	—	61	289
Finsiel group	—	(12)	(45)
Tim Hellas	—	27	143
Tim Perù	—	21	40
Gruppo Buffetti	—	11	7
Digitel Venezuela	33	69	58
Other, adjustments and eliminations	—	13	13

	33	190	505

Financial Statements	Notes To Consolidated Financial Statements

Cash flows from investing activities are as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Entel Chile group	—	(12)	(98)
Finsiel group	—	(3)	(20)
Tim Hellas	—	(20)	(141)
Tim Perù	—	(19)	(24)
Gruppo Buffetti	—	(3)	(1)
Digitel Venezuela	(10)	(47)	(21)
Other, adjustments and eliminations	—	(20)	(31)

	(10)	(124)	(336)

Cash flows from financing activities are as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Entel Chile group	—	(2)	(190)
Finsiel group	—	15	(21)
Tim Hellas	—	(17)	(55)
Tim Perù	—	(8)	—
Gruppo Buffetti	—	(3)	—
Digitel Venezuela	(36)	(32)	(12)
Other, adjustments and eliminations	—	7	—

	(36)	(40)	(278)

NOTE 17—EQUITY

Equity includes:

	As of December 31,
	2006	2005
	(millions of Euro)
Equity attributable to equity holders of the Parent	26,018	25,662
Equity attributable to Minority Interests	1,080	1,323

Total	27,098	26,985

Equity attributable to equity holders of the Parent increased by €356 million compared to December 31, 2005 mainly due to:

•	net income for the year (€3,014 million);

•	the increase from the conversion of bonds (€22 million);

•	the increase in “Other income (loss) recognized directly in equity” (€227 million);

•	the decrease in the “Reserve for net translation differences” (-€107 million);

•	the distribution of dividends (€2,766 million, net of dividends on shares held by Telecom Italia Finance).

Equity attributable to Minority Interests decreased by €243 million mainly due to the distribution of dividends (€236 million) and the net loss for the year (€11 million).

Financial Statements	Notes To Consolidated Financial Statements

The movements in share capital during 2004, 2005 and 2006 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2003 and December 31, 2004

	Shares as of December 31, 2003	Shares issued as a result of bond conversions, exercise of warrants and stock option plans	Shares as of December 31, 2004
	(number of shares)
Ordinary Shares	10,302,243,740	19,757,329	10,322,001,069
Less: Treasury Shares	(101,208,867)	—	(101,208,867)

Outstanding Ordinary Shares	10,201,034,873	19,757,329	10,220,792,202

Outstanding Savings Shares	5,795,921,069	—	5,795,921,069

Total shares issued by Telecom Italia S.p.A.	16,098,164,809	19,757,329	16,117,922,138
Less: Treasury Shares	(101,208,867)	—	(101,208,867)

Telecom Italia S.p.A. total outstanding shares	15,996,955,942	19,757,329	16,016,713,271

Reconciliation between the number of outstanding shares at December 31, 2004 and December 31, 2005

	Shares as of December 31, 2004	Shares issued as a result of bond conversions, stock option plans and merger of TIM into Telecom Italia	Shares as of December 31, 2005
	(number of shares)
Ordinary Shares	10,322,001,069	3,048,481,087	13,370,482,156
Less: Treasury Shares	(101,208,867)	(24,607,520)	(125,816,387)

Outstanding Ordinary Shares	10,220,792,202	3,023,873,567	13,244,665,769

Outstanding Savings Shares	5,795,921,069	230,199,592	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	16,117,922,138	3,278,680,679	19,396,602,817
Less: Treasury Shares	(101,208,867)	(24,607,520)	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	16,016,713,271	3,254,073,159	19,270,786,430

Reconciliation between the number of outstanding shares at December 31, 2005 and December 31, 2006

	Shares as of December 31, 2005	Shares issued as a result of bond conversions	Shares as of December 31, 2006
	(number of shares)
Ordinary Shares	13,370,482,156	10,240,922	13,380,723,078
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares	13,244,665,769	10,240,922	13,254,906,691

Outstanding Savings Shares	6,026,120,661	—	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	19,396,602,817	10,240,922	19,406,843,739
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	19,270,786,430	10,240,922	19,281,027,352

Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2003 and December 31, 2004

	Share capital as of December 31, 2003	Changes in share capital as a result of bond conversions, exercise of warrants and stock option plans	Share capital as of December 31, 2004
	(millions of Euro)
Ordinary Shares	5,666	11	5,677
Less: Treasury Shares	(56)	—	(56)

Outstanding Ordinary Shares	5,610	11	5,621

Outstanding Savings Shares	3,188	—	3,188

Share capital issued by Telecom Italia S.p.A.	8,854	11	8,865
Less: Treasury Shares	(56)	—	(56)

Telecom Italia S.p.A. share capital	8,798	11	8,809

Reconciliation between the value of the outstanding shares as of December 31, 2004 and December 31, 2005

	Share capital as of December 31, 2004	Changes in share capital as a result of bond conversions, stock option plans and merger of TIM into Telecom Italia	Share capital as of December 31, 2005
	(millions of Euro)
Ordinary Shares	5,677	1,677	7,354
Less: Treasury Shares	(56)	(13)	(69)

Outstanding Ordinary Shares	5,621	1,664	7,285

Outstanding Savings Shares	3,188	126	3,314

Share capital issued by Telecom Italia S.p.A.	8,865	1,803	10,668
Less: Treasury Shares	(56)	(13)	(69)

Telecom Italia S.p.A. share capital	8,809	1,790	10,599

Reconciliation between the value of the outstanding shares as of December 31, 2005 and December 31, 2006

	Share capital as of December 31, 2005	Changes in share capital as a result of bond conversions	Share capital as of December 31, 2006
	(millions of Euro)
Ordinary Shares	7,354	6	7,360
Less: Treasury Shares	(69)	—	(69)

Outstanding Ordinary Shares	7,285	6	7,291

Outstanding Savings Shares	3,314	—	3,314

Share capital issued by Telecom Italia S.p.A.	10,668	6	10,674
Less: Treasury Shares	(69)	—	(69)

Telecom Italia S.p.A. share capital	10,599	6	10,605

The Company’s share capital is divided into two classes of shares: Ordinary and Savings. Ordinary shares have the right to attend, take part and vote in the ordinary and extraordinary shareholders’ meetings. The holders of such shares have the right to the earnings distributed by the Company after the distribution of dividends to the holders of savings shares. Savings shares, in the absence of voting rights in the ordinary and extraordinary shareholders’ meetings of the Company, have the right to receive distribution of the net income for the year up to

Financial Statements	Notes To Consolidated Financial Statements

5% of the par value of the shares (€0.55) and to receive a dividend premium of 2% of the par value of the Shares in excess of the dividend on ordinary shares.

Reserve for additional paid-in capital is equal to €1,689 million at December 31, 2006 and decreased by €4,776 million compared to December 31, 2005. The decrease is due to the balance of the following:

•

the reclassification, for €4,796 million, to “Other reserves and retained earnings (accumulated losses), including net income (loss) for the year”, of the portion of the “Reserve for additional paid-in capital” deriving from the share capital increase to service the merger of TIM in Telecom Italia following the application of art. 7, paragraph 7 of Legislative Decree No. 38/2005;

•	the additional paid-in capital, of €20 million, deriving from the issue of shares following the conversion of “Telecom Italia 1.5% 2001 – 2010 convertible notes with a repayment premium”.

Reserve for net translation differences shows a positive balance of €686 million at December 31, 2006, a decreased of €107 million compared to December 31, 2005. This relates mainly to translation differences on the financial statements of the Brazilian mobile telephone companies.

Other reserves and retained earnings (accumulated losses), including net income (loss) for the year amount to €13,038 million (€7,805 million at December 31, 2005) and include:

•	Other income (loss) recognized directly in equity of a positive €118 million at December 31, 2006 (a negative €109 million at December 31, 2005) referring to the following:

•

“Reserve for fair value adjustments of hedging instruments” for a negative €54 million at December 31, 2006 (a negative €216 million at December 31, 2005), attributable to the Parent for -€62 million and other Group companies for +€8 million. This reserve is expressed net of deferred tax assets of €15 million (€95 million at December 31, 2005). This reserve includes the gains or losses related to the fair value adjustment on the effective portion of cash flow derivatives which hedge the exposure of cash flow fluctuations on assets or liabilities;

•

“Reserve for fair value adjustments of available-for-sale financial assets” is a positive €172 million (a positive €107 million at December 31, 2005). This reserve relates to the measurement at market price of Mediobanca shares (€133 million), Capitalia shares (€37 million) and Assicurazioni Generali shares (€1 million) held by the Parent, in addition to other shares held by the Group (€1 million) and is expressed net of deferred tax liabilities of €9 million.

•

Other reserves are a positive €5,175 million at December 31, 2006 (a positive €3,835 million at December 31, 2005) and include the other reserves of the Parent net of the value of the treasury stock held by the Parent and Telecom Italia Finance for the amount in excess of the relative par value which was deducted from “Share capital”. “Other reserves” increased principally due to the aforementioned reclassification from “Reserve for additional paid-in capital” (€1,022 million: €4,796 million net of €3,774 million reclassified to “Retained earnings (accumulated losses), including net income (loss) for the year”), in addition to the appropriation of a part of the 2005 income (€319 million).

•

Retained earnings (accumulated losses), including net income (loss) for the year, at December 31, 2006, is €7,745 million, with an increase of €3,666 million compared to December 31, 2005 and is mainly due to:

•	net income for the year attributable to the equity holders of the Parent, equal to €3,014 million (€3,216 million in 2005);

•

the amount (+€3,774 million) deriving from the above reclassification of the “Reserve for additional paid-in capital” pursuant to the application of art. 7, paragraph 7, of Legislative Decree No. 38/2005;

•

the dividends declared and approved by shareholders of €2,766 million (€1,912 million in 2005). Dividends payable to ordinary and savings shareholders are, respectively, €1,856 million (€0.1400 per share) and €910 million (€0.1510 per share).

Equity attributable to Minority Interests, equal to €1,080 million (€1,323 million at December 31, 2005), includes the “Net loss for the year attributable to Minority Interests” of €11 million (net income of €474 million in

Financial Statements	Notes To Consolidated Financial Statements

2005) and decreased compared to December 31, 2005 principally due to the distribution of dividends (€236 million). This item consists mainly of the equity attributable to the minority interests of the Brazil mobile telephony companies and the Media Business Unit.

The following table shows the future potential changes in share capital related to the convertible bonds and options in the stock option plans still outstanding at December 31, 2006:

	Outstanding bonds /options rights at 12/31/2006	Conversion/ grant ratio	Number of maximum shares issuable	Par value (thousand of Euro)	Additional paid-in capital (thousand of Euro)	Subscription price per share (Euro)
Additional increases approved (Ordinary Shares)
“Telecom Italia 1.5% 2001 – 2010” notes	484,990,163.00	0.471553	228,698,566	125,784	359,206	—
Stock Option Plan 2000	5,349,998.00	3.300871	17,659,608	9,713	64,197	4.185259
Stock Option Plan 2001	31,847,500.00	3.300871	105,123,871	57,818	276,196	3.177343
Stock Option Plan 2002 Top	9,480,001.33	3.300871	31,292,243	17,211	70,034	2.788052
Stock Option Plan 2002	16,471,053.93	3.300871	54,368,456	29,902	128,141	—
Of which:
—Grants in March 2002	15,801,053.50	3.300871	52,156,879	28,686	124,030	2.928015
—Grants in August 2002	670,000.43	3.300871	2,211,577	1,216	4,111	2.409061
Stock Option Plans 2000-2002 – ex TIM	9,795,656.00	1.73	16,946,391	9,321	53,568	3.710983
Stock Option Plans 2002-2003 – ex TIM	17,395,000.00	1.73	30,093,350	16,551	82,065	3.277457
Stock Option Plans 2003-2005 – ex TIM	1,685,900.00	1.73	2,916,605	1,604	6,944	2.930636

Total additional increases approved (Ordinary Shares)			487,099,090	267,904	1,040,351

Additional increases not yet approved (Ordinary Shares)			1,600,000,000	880,000

With regard to the “Telecom Italia 1.5% 2001 – 2010 convertible notes with a repayment premium”, it should be noted that the number of outstanding notes at December 31, 2006 includes 3,500 notes for which the conversion to shares had already been requested. On January 15, 2007, the corresponding No. 1,649 Ordinary Shares were issued for a total par value of €0.9 thousand and additional paid-in capital of €2.6 thousand.

Additional details on the stock option plans are disclosed in “Note 42—Stock option plans of the Telecom Italia Group”.

The May 6, 2004 Shareholders’ Meeting also granted the Board of Directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, the share capital for a maximum total amount of €880,000,000, through the issue of a maximum of 1,600,000,000 Ordinary Shares, in whole or in part:

(i)	to be offered as pre-emptive rights to the shareholders and convertible noteholders, or

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive rights, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree No. 58/1998.

The resolutions to be adopted by the Board of Directors for capital increases in exercising the aforementioned right shall establish the subscription price (including any additional paid-in-capital) and shall fix a specific deadline

Financial Statements	Notes To Consolidated Financial Statements

for the subscription of the shares; they may also provide that, in the event the increase voted by the Board is not fully subscribed by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

The Board of Directors at its Meeting held on March 8, 2007 adopted a resolution authorizing that the net income for the year 2006 resulting from the separate financial statements of the Parent, Telecom Italia S.p.A., equal to €4,144 million, will be appropriated as dividends for €2,851 million for distribution to the shareholders:

•	€0.1400 for each Ordinary Share;

•	€0.1510 for each Savings Share;

gross of withholdings as established by law. Undistributed net income will be appropriated to retained earnings.

NOTE 18—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Non-current financial liabilities decreased from €42,146 million at December 31, 2005 to €40,803 million at December 31, 2006 and current financial liabilities decreased from €9,812 million at December 31, 2005 to €5,653 million at December 31, 2006.

The composition is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Financial payables (medium/long-term):
• Notes and bonds	29,856	29,281
• Convertible and exchangeable notes/bonds	482	476

	30,338	29,757

• Amounts due to banks	6,832	9,462
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,451	730
• Other financial payables	221	303

	38,842	40,252
• Finance lease liabilities (medium/long-term)	1,847	1,894
• Other financial liabilities (medium/long-term)	114	—

Total non current financial liabilities (A)	40,803	42,146

Financial payables (short-term):
• Notes and bonds	4,050	6,181
• Convertible and exchangeable notes/bonds	7	2,043

	4,057	8,224

• Amounts due to banks	906	646
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	219	185
• Non-hedging derivatives	12	64
• Other financial payables	180	453

	5,374	9,572
• Finance lease liabilities	269	234
• Other financial liabilities	10	6

Total current financial liabilities (B)	5,653	9,812

Total financial liabilities (C)= (A)+(B)	46,456	51,958

Liabilities related to discontinued operations/assets held for sale (D)	—	143

Total gross financial debt (E)= (C)+(D)	46,456	52,101

Financial Statements	Notes To Consolidated Financial Statements

Notes and bonds total €33,906 million (€35,462 million at December 31, 2005) and decreased by €1,556 million. Details are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Non-current portion	29,856	29,281
Current portion	4,050	6,181

Total carrying amounts	33,906	35,462
Fair value adjustment and measurement at amortized cost	(787)	(885)

Total nominal repayment amount	33,119	34,577

The nominal repayment amount totals €33,119 million and decreased by €1,458 million compared to December 31, 2005 (€34,577 million), mainly due to repayments made by Telecom Italia S.p.A. and Telecom Italia Finance S.A. during 2006 and strengthening of the euro against the U.S.$.

The regulations and/or Offering Circulars relating to the bonds described below are available on the corporate website http://www.telecomitalia.it.

Bonds expressed at the nominal amount of principal refer to the following:

Notes and bonds issued by Telecom Italia S.p.A. (for a total of €10,936 million):

•

notes in the aggregate principal amount of €2,500 million, issued on February 1, 2002, divided into two tranches of €1,250 million each, at annual fixed rates, respectively, with a coupon of 5.625%, maturing February 1, 2007 (the tranche was duly repaid at maturity) and with a coupon of 6.25%, maturing February 1, 2012;

•

bonds 2002-2022 reserved in the aggregate principal amount of subscription by employees, in service or retired, of companies, directly and indirectly, controlled by Telecom Italia S.p.A., with headquarters in Italy, for €250 million;

•

bonds in the aggregate principal amount of €3,000 million, issued on January 29, 2004, divided into three tranches: the first, for €1,000 million, with a quarterly coupon indexed to the 3-month Euribor + 0.33%, maturing October 29, 2007 was repaid before maturity on January 30, 2006); the second, for €750 million, with an annual fixed-rate coupon of 4.50%, maturing January 28, 2011; the third, for €1,250 million, with an annual fixed-rate coupon of 5.375%, maturing January 29, 2019;

•	notes in the aggregate principal amount of €110 million issued on April 8, 2004 with a quarterly coupon equal to the 3-month Euribor + 0.60%, maturing March 30, 2009;

•

bonds in the aggregate principal amount of GBP 850 million (equivalent to €1,266 million at December 31, 2006) issued on June 24, 2004, with an annual fixed-rate coupon of 6.375%, maturing June 24, 2019;

•	bonds in the aggregate principal amount of €120 million issued on November 23, 2004 with a quarterly coupon equal to the 3-month Euribor + 0.66%, maturing November 23, 2015;

•	bonds in the aggregate principal amount of €850 million issued on March 17, 2005 with an annual fixed-rate coupon of 5.25%, maturing March 17, 2055;

•

bonds in the aggregate principal amount of GBP 500 million (equivalent to €744 million at December 31, 2006) issued on June 29, 2005, with an annual fixed-rate coupon of 5.625%, maturing December 29, 2015;

•	notes in the aggregate principal amount of €1,000 million issued on December 6, 2005 with a quarterly coupon equal to the 3-month Euribor + 0.53%, maturing December 6, 2012;

•	notes in the aggregate principal amount of €750 million issued on May 19, 2006 with an annual fixed-rate coupon of 4.75%, maturing May 19, 2014;

•	bonds in the aggregate principal amount of GBP 400 million (equivalent to €596 million at December 31, 2006) issued on May 19, 2006 with an annual fixed-rate coupon of 5.875%, maturing May 19, 2023;

Financial Statements	Notes To Consolidated Financial Statements

•	notes in the aggregate principal amount of €750 million issued on June 9, 2006 with a quarterly coupon equal to the 3-month Euribor + 0.22%, maturing June 9, 2008.

Notes and bonds issued by Telecom Italia Finance S.A. (a wholly-owned subsidiary of Telecom Italia S.p.A.) and guaranteed by Telecom Italia S.p.A. (for a total of €12,616 million):

•

notes issued April 20, 2001 on international markets in the aggregate principal amount of a total of €6,000 million. The issue is divided into three tranches: the first two tranches were duly repaid; the third tranche is for €2,000 million with an annual fixed-rate of 7.25%, maturing April 20, 2011;

•	notes 1999–2009 in the aggregate principal amount of €1,500 million with an annual fixed-rate coupon of 5.15%, maturing in February 9, 2009.

All of the notes and bonds listed below were originally issued by Olivetti Finance N.V.S.A. (merged into Telecom Italia Finance S.A. effective June 1, 2004) and are guaranteed by Telecom Italia S.p.A.:

•

notes denominated “Telecom Italia Finance S.A. €499,669,000 Guaranteed Floating Rate Extendable Notes Due 2008” maturing September 14, 2008, with a quarterly coupon indexed to the 3-month Euribor + 130 basis points. In accordance with the terms and conditions of the notes, noteholders in possession of notes totaling €48,000 chose not to extend the maturity term of the notes on December 14, 2006 (original maturity date of the notes) and the company proceeded to repay the notes for that amount;

•	notes 2002-2007 in the aggregate principal amount of €1,720 million with an annual fixed-rate coupon of 6.5%, maturing April 24, 2007;

•	notes 2003-2008 in the aggregate principal amount of €1,659 million with an annual fixed-rate coupon of 5.875%, maturing January 24, 2008;

•	notes 1999-2009 in the aggregate principal amount of €2,210 million with an annual fixed-rate coupon of 6.575%, maturing July 30, 2009;

•	notes 2002-2012 in the aggregate principal amount of €1,000 million with an annual fixed-rate coupon of 7.25%, maturing April 24, 2012;

•	notes 2003-2013 in the aggregate principal amount of €850 million with an annual fixed-rate coupon of 6.875%, maturing January 24, 2013;

•

bonds 2002-2032 in the aggregate principal amount of JPY 20 billion (equivalent to €127 million at December 31, 2006) with a semi-annual fixed-rate coupon of 3.55%, maturing May 14, 2032 (callable by the issuer annually beginning from May 14, 2012);

•	bonds 2003-2033 in the aggregate principal amount of €1,050 million with an annual fixed-rate coupon of 7.75%, maturing January 24, 2033.

Notes and bonds issued by Telecom Italia Capital S.A. (a wholly-owned subsidiary of Telecom Italia S.p.A.) and guaranteed by Telecom Italia S.p.A. (in the aggregate principal amount of €9,567 million):

•	issue of multi-tranche fixed-rate bonds on October 29, 2003, in the aggregate principal amount of U.S.$ 4,000 million. The issue is divided into three tranches as follows:

–	U.S.$1,000 million (equivalent to €759 million at December 31, 2006), with an annual fixed-rate coupon of 4%, maturing November 15, 2008;

–	U.S.$2,000 million (equivalent to €1,519 million at December 31, 2006), with an annual fixed-rate coupon of 5.25%, maturing November 15, 2013;

–	U.S.$1,000 million (equivalent to €759 million at December 31, 2006), with an annual fixed-rate coupon of 6.375%, maturing November 15, 2033;

•	issue of multi-tranche fixed-rate bonds on October 6, 2004, in the aggregate principal amount of U.S.$ 3,500 million. The issue is divided into three tranches as follows:

–	U.S.$1,250 million (equivalent to €949 million at December 31, 2006) with an annual fixed-rate coupon of 4%, maturing January 15, 2010;

Financial Statements	Notes To Consolidated Financial Statements

–	U.S.$1,250 million (equivalent to €949 million at December 31, 2006) with an annual fixed-rate coupon of 4.95%, maturing September 30, 2014;

–	U.S.$1,000 million (equivalent to €759 million at December 31, 2006) with an annual fixed-rate coupon of 6%, maturing September 30, 2034;

•	issue of multi-tranche bonds on September 28, 2005 in the aggregate principal amount of U.S.$2,500 million. The issue is divided into three tranches as follows:

–	U.S.$400 million (equivalent to €304 million at December 31, 2006) with a quarterly coupon indexed to the 3-month U.S.$ Libor + 0.48%, maturing February 1, 2011;

–	U.S.$700 million (equivalent to €532 million at December 31, 2006) with 4.875% annual fixed-rate interest with a semi-annual coupon, maturing October 1, 2010;

–	U.S.$1,400 million (equivalent to €1,063 million at December 31, 2006) with 5.25% annual fixed-rate interest with a semi-annual coupon, maturing October 1, 2015;

•	issue of multi-tranche bonds on July 18, 2006 in the aggregate principal amount of U.S.$2,600 million. The issue is divided into three tranches as follows:

–	U.S.$850 million (equivalent to €645 million at December 31, 2006), with a coupon indexed to the 3-month U.S.$ Libor + 0.61%, maturing July 18, 2011;

–	U.S.$750 million (equivalent to €570 million at December 31, 2006), with 6.20% annual fixed-rate interest with a semi-annual coupon, maturing July 18, 2011;

–	U.S.$1,000 million (equivalent to €759 million at December 31, 2006), with 7.20% annual fixed-rate interest with a semi-annual coupon, maturing July 18, 2036.

Financial Statements	Notes To Consolidated Financial Statements

The following table lists the notes and bonds issued to third parties by companies in the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount and market value.

Original Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)		Market price as of December 31, 2006 (%)	Market value as of December 31, 2006 (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%	02/01/2002	02/01/2007	99.841		100.126	1,252
Euro	750	750	3 month Euribor +0.22%	06/09/2006	06/09/2008	100		100.00	750
Euro	110	110	3 month Euribor +0.60%	04/08/2004	03/30/2009	100		100.797	111
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.56		99.39	745
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952		106.038	1,325
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100		99.27	993
Euro	750	750	4.750%	05/19/2006	05/19/2014	99.156		98.00	735
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100		97.694	117
GBP	500	744	5.625%	06/29/2005	12/29/2015	99.878		95.12	708
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.07		98.43	1,230
GBP	850	1,266	6.375%	06/24/2004	06/24/2019	98.85		100.076	1,267
Euro	250	250	6 month Euribor (base 365)	01/01/2002	01/01/2022	100		100	250
GBP	400	596	5.875%	05/19/2006	05/19/2023	99.622		95.714	570
Euro	850	850	5.250%	03/17/2005	03/17/2055	99.667		84.55	719

Sub-Total		10,936							10,772

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,720	1,720	6.500%	04/24/2002	04/24/2007	100.911	(*)	100.697	1,732
Euro	1,659	1,659	5.875%	01/24/2003	01/24/2008	99.937		101.607	1,686
Euro	499.67	500	3 month Euribor +1.3%	09/14/2006	09/14/2008	100		103.259	516
Euro	1,500	1,500	5.150%(b)	02/09/1999	02/09/2009	99.633		101.501	1,523
Euro	2,210	2,210	6.575%(c)	07/30/1999	07/30/2009	98.649	(*)	105.114	2,323
Euro	2,000	2,000	7.250%(a)	04/20/2001	04/20/2011	99.214		110.221	2,204
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651	(*)	110.782	1,108
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332		109.599	932
JPY	20,000	127	3.550%	04/22/2002	05/14/2032	99.25		122.728	156
Euro	1,050	1,050	7.750%	01/24/2003	01/24/2033	109.646	(*)	118.86	1,248

Sub-Total		12,616							13,428

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	759	4.000%	10/29/2003	11/15/2008	99.953		97.326	739
USD	1,250	949	4.000%	10/06/2004	01/15/2010	99.732		95.498	906
USD	700	532	4.875%	09/28/2005	10/01/2010	99.898		97.202	517
USD	400	304	3 month U.S.$ Libor +0.48%	09/28/2005	02/01/2011	100		99.476	302
USD	850	645	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100		99.867	644
USD	750	570	6.200%	07/18/2006	07/18/2011	99.826		101.448	578
USD	2,000	1,519	5.250%	10/29/2003	11/15/2013	99.742		95.418	1,449
USD	1,250	949	4.950%	10/06/2004	09/30/2014	99.651		92.60	879
USD	1,400	1,063	5.250%	09/28/2005	10/01/2015	99.370		93.173	990
USD	1,000	759	6.375%	10/29/2003	11/15/2033	99.558		94.43	717
USD	1,000	759	6.000%	10/06/2004	09/30/2034	99.081		90.759	689
USD	1,000	759	7.200%	07/18/2006	07/18/2036	99.440		104.022	790

Sub-Total		9,567							9,200

Total		33,119							33,400

Notes (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down notes and bonds in relation to a change in the rating”.

(*)	Weighted average issue price for notes and bonds issued with more than one tranche.

Financial Statements	Notes To Consolidated Financial Statements

Mechanism describing how coupons change on step-up/step-down notes and bonds in relation to a change in the rating

The mechanism for coupon changes on step-up/step-down notes and bonds is described below and on the corporate website (www.telecomitalia.it) under “Investors”.

Ratings of Telecom Italia by the major rating agencies at December 31, 2006 are as follows:

S&P’s		Moody’s		Fitch Ratings
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB+	Negative	Baa2	Stable	BBB+	Stable

(a)    Telecom Italia Finance S.A.—“Euro Notes”: €2,000 million, 7.25% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon rate of 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon payable during that period.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the coupons for these securities are currently subject to an increase of 0.25% due to a Baa2 rating assigned by Moody’s in August 2003. The increase was applied beginning from the coupon period which started in April 2004, accordingly, the coupon is equal to 7.25% for securities maturing in April 2011.

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

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors to remain in place until to the maturity date, bringing the current coupon interest rate to 5.15%.

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

(c)    Telecom Italia Finance S.A. Notes: €2,210 million, 6.575% interest, maturing July 2009

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

Future upgrades/downgrades in the minimum rating could cause a decrease/increase in the coupon according to the mechanism described above.

Convertible and exchangeable notes and bonds outstanding amount to €489 million (€2,519 million at December 31, 2005) and decreased by €2,030 million. The composition is as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Non-current portion	482	476
Current portion	7	2,043

Total carrying amounts	489	2,519
Measurement at amortized cost	85	123

Total nominal repayment amount	574	2,642

The nominal repayment amount of convertible and exchangeable notes and bonds totals €574 million. This shows a decrease of €2,068 million compared to December 31, 2005 (€2,642 million) due to the repayment on maturity (March 15, 2006) of the bonds exchangeable into shares of TIM or Seat Pagine Gialle, with a carrying amount of €2,035 million at the end of 2005 and to the conversion of “Telecom Italia S.p.A. 1.5% 2001-2010 convertible notes with a repayment premium” (€26 million).

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible notes with a repayment premium”, expressed at the nominal repayment amount and at market value:

Original Currency	Nominal repayment amount (millions of Euro)	Coupon	New share issuers	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2006 (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	574	1.50%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	120.948	587

Financial Statements	Notes To Consolidated Financial Statements

Financial covenants / other covenants / other features of convertible bonds

Bonds issued by companies of the Group to third parties do not contain financial covenants or terms and conditions that would require the early repayment of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets.

Medium/long-term amounts due to banks total €6,832 million (€9,462 million at December 31, 2005) and decreased by €2,630 million mainly as a result of the early repayment of €3 billion of the Revolving Credit Facility expiring in 2012, reducing the amount drawn down to €1.5 billion, and new loans obtained from the European Investment Bank (EIB).

Short-term amounts due to banks of €906 million increased by €260 million (€646 million at December 31, 2005) and include €625 million of the current portion of medium/long-term debt due within 12 months.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature amount to €1,451 million (€730 million at December 31, 2005). The increase is due to a negative mark to market change connected principally with the decrease in the value of the U.S. dollar against the euro and the increase in rates during 2006 which were offset by a positive change in the underlying amounts. Hedging derivatives relating to hedged items classified as current assets/liabilities total €219 million (€185 million at December 31, 2005). Additional details are provided in the “Note 24—Financial instruments”.

Short-term non-hedging derivatives totaling €12 million (€64 million at December 31, 2005) decreased by €52 million and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Medium/long-term other financial payables amount to €221 million (€303 million at December 31, 2005). They include €127 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million maturing in 2029 and €64 million of payables to the Ministry of Industry. Short-term other financial payables amount to €180 million (€453 million at December 31, 2005) and include €43 million of payables to the Cassa Depositi e Prestiti, €14 million of payables to the Ministry of Industry and €86 million of payables for factoring transactions.

Medium-long term finance lease liabilities total €1,847 million (€1,894 million at December 31, 2005) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to €269 million (€234 million at December 31, 2005).

Medium/long-term other financial liabilities amount to €114 million and refer to the gain that has been temporarily deferred on the sale of Avea I.H.A.S. in relation to the Telecom Italia Group’s commitment to make or have a bank make a subordinated loan to Avea I.H.A.S. for U.S.$150 million. Short-term other financial liabilities amount to €10 million (€6 million at December 31, 2005).

At December 31, 2006, the unused credit lines of the Telecom Italia Group amount to €8,443 million (€8,227 million at December 31, 2005) and include unused committed credit lines of €2 billion and €4.5 billion expiring, respectively, in March 2007 and in August 2012. Approximately 98% of the credit lines are denominated in euro and based on a floating interest rate.

The analysis of gross financial debt in the following tables presents discontinued operations separately.

Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2006		As of December 31, 2005
	(millions of foreign currency)	(millions of Euro)	(millions of foreign currency)	(millions of Euro)
USD	13,126	9,966	10,351	8,774
GBP	1,782	2,653	1,365	1,991
BRL	2,177	773	1,898	687
JPY	20,755	132	19,888	143
CHF	—	—	90	58
EURO	—	32,932	—	40,305

		46,456		51,958
Discontinued operations/assets held for sale		—		143

		46,456		52,101

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Up to 2.5%	120	9,328
From 2.5% to 5%	14,530	9,055
From 5% to 7.5%	22,644	25,218
From 7.5% to 10%	5,635	5,752
Over 10%	742	496
Accruals, prepayments and deferrals, MTM and derivatives	2,785	2,109

	46,456	51,958
Discontinued operations/assets held for sale	—	143

	46,456	52,101

However, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Up to 2.5%	867	8,270
From 2.5% to 5%	19,797	18,883
From 5% to 7.5%	19,587	19,432
From 7.5% to 10%	2,656	2,766
Over 10%	764	498
Accruals, prepayments and deferrals, MTM and derivatives	2,785	2,109

	46,456	51,958
Discontinued operations/assets held for sale	—	143

	46,456	52,101

Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt by maturity date (divided between medium/long-term and short-term) at December 31, 2006 is as follows (carrying amounts):

	Medium/long term debt	Short-term debt	Total
	(millions of Euro)
By December 31, 2007	5,240	413	5,653
By December 31, 2008	4,466	—	4,466
By December 31, 2009	4,280	—	4,280
By December 31, 2010	5,352	—	5,352
By December 31, 2011	4,618	—	4,618
Beyond December 31, 2011	22,087	—	22,087

Total (*)	46,043	413	46,456

(*)

The total includes accrued liabilities and deferred income which increase the amount of non-current financial liabilities due beyond December 31, 2011 by €114 million, non-current financial liabilities due within 12 months by €1,405 million and other current financial liabilities by €56 million.

* * *

Covenants and negative pledges relating to loans at December 31, 2006

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), the amount of €350 million, out of a total of €1,740 million at December 31, 2006, is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

with respect to Telecom Italia’s ratings (at December 31, 2006: BBB+ for S&P’s, Baa2 for Moody’s and BBB+ for Fitch), if the company’s rating is downgraded by Standard & Poor’s or Fitch Ratings, it shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed.

The syndicated bank loans of Telecom Italia do not contain financial covenants which would oblige Telecom Italia automatically to repay the outstanding loan if the covenants are not complied with. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.12% and a maximum of 0.33% for the line expiring in 2007, a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2012.

The three syndicated bank lines contain customary covenants consisting of the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same customary covenants are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of €162.8 million at December 31, 2006) contain certain “change of control” provisions which provide that if a party, other than the current relative majority shareholder or “permitted acquiring shareholders” acquire control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, for loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as negative pledge clauses.

At December 31, 2006, none of the covenants, negative pledge clauses or other clauses regarding the above-described debt positions have been breached or violated in any way.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—EMPLOYEE SEVERANCE INDEMNITIES AND OTHER EMPLOYEE-RELATED PROVISIONS

Employee severance indemnities and other employee-related provisions decreased from €1,494 million at December 31, 2005 to €1,372 million. Details are as follows:

			As of December 31, 2004	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2005
			(millions of Euro)
Provisions for employee severance indemnities	(A	)	1,181	(4)	168	(111)	—	1,234

Provisions for pension plans			40	(10)	6	(3)	1	34
Provisions for termination benefit incentives			71	—	234	(79)	—	226

Other employee-related provisions (*)	(B	)	111	(10)	240	(82)	1	260

Total	(A+B	)	1,292	(14)	408	(193)	1	1,494

Of which :
Non-current portion			1,222					1,351
Current portion (*)			70					143

			As of December 31, 2005	Discontinued operations/ assets held for sale	Increases	Decreases	Exchange differences	As of December 31, 2006
			(millions of Euro)
Provisions for employee severance indemnities	(A	)	1,234	—	146	(152)	—	1,228

Provisions for pension plans			34	—	2	(4)	(1)	31
Provisions for termination benefit incentives			226	—	7	(120)	—	113

Other employee-related provisions (*)	(B	)	260	—	9	(124)	(1)	144

Total	(A+B	)	1,494	—	155	(276)	(1)	1,372

Of which :
Non-current portion			1,351					1,262
Current portion (*)			143					110

Provisions for employee severance indemnities refer only to Italian companies of the Group. These provisions decreased in 2006 by €6 million mainly as a result of the accrual to the statement of income (€146 million), utilizations for indemnities paid to employees who terminated employment, advances and transfers to pension funds (€140 million) and other negative changes (€12 million).

According to the law and national regulations, the amount to which each employee is entitled matures in relation to the period of service and must be paid immediately when the employee leaves the company. This severance indemnity is due upon termination of employment and is calculated in accordance with civil laws and Italian labor laws on the basis of the period of employment and the taxable income of each employee. This liability is adjusted annually based on the official cost-of-living index and interest accrued. This liability is not associated with any vesting condition or period or any funding obligation. Consequently, in accordance with IAS 19, this provision has been recognized as a defined benefit plan. Since there are no funding obligations there are no assets to service the provision.

Financial Statements	Notes To Consolidated Financial Statements

In accordance with IAS 19 “Employee Benefits”, the “Projected Unit Credit Method” was used to measure employee severance indemnities, as described below:

•

the future possible benefits which could be paid to each employee in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of the future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and on the expected payment date;

•	the liability of each interested company has been determined as the average present value of future benefits for service matured by the employee at the measurement date.

The following assumptions were made:

Financial assumptions	Executives	Non executives

Cost-of-living increases	2.2% per annum	2.2% per annum

Discount rate	4.4% per annum	4.4% per annum

Increase in remuneration:

– equal to or less than 40 years of age	3.2% per annum	3.2% per annum

– over 40 years, but equal to or less than 55 years of age	2.7% per annum	2.7% per annum

– over 55 years of age	2.2% per annum	2.2% per annum

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to each company):
– up to 40 years of age	From 3.0% to 4.0% per annum	From 3.0% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 2.5% per annum	From 1.5% to 2.5% per annum
– over 50 years of age	None	None

Probability of retirement:
– up to 60 years of age	35% (100% for women)	60% (100% for women)
– over 60 but less than 65 years of age	15% per annum	10% per annum
– at 65 years of age	100%	100%

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2006 and 2005, respectively, of €1,228 million and €1,234 million.

Financial Statements	Notes To Consolidated Financial Statements

The effect on the statement of income (Personnel costs) is as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Current service cost	129	134	127
Interest expense	49	45	57
Net actuarial (gains) losses recognized during the year	(32)	(11)	—

Total expense	146	168	184

Effective return on plan assets	n/a	n/a	n/a

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives include provisions both for agreements regarding mobility pursuant to Law No. 223/91, agreed in December 2005 with the labor unions, and the plan for termination incentive benefits for managers with regard to the cases currently pending.

The decreases are due to the termination of employees during the year while the increases refer to the accruals for the year 2006 (€3 million) and the effect of the reversal of discounting the provision to present value in the 2005 financial statements (€4 million).

NOTE 20—PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges decreased from €1,569 million at December 31, 2005 to €1,355 million. The composition and changes are as follows:

	As of December 31, 2005	Increases	Releases to the statement of income	Uses	Exchange differences and other	As of December 31, 2006
	(millions of Euro)
Provision for taxation and tax risks	226	64	(21)	(7)	—	262
Provision for restoration and the decommissioning costs	443	62	—	(5)	(113)	387
Provision for legal disputes	148	93	(1)	(36)	2	206
Provision for commercial risks	122	14	(4)	(30)	(12)	90
Provision for risks and charges on investments and corporate-related transactions	429	40	(121)	(29)	(30)	289
Other provisions for risks and charges	201	18	(5)	(130)	37	121

Total	1,569	291	(152)	(237)	(116)	1,355

Of which :
Non-current portion	797					775
Current portion	772					580

Provision for restoration and decommissioning costs refers to the accrual for the estimated cost to decommission tangible assets and restore the sites of the Parent (€331 million) and the companies of Brazil Mobile Business Unit (€56 million).

This provision decreased, compared to December 31, 2005, mainly as a result of the change in the estimates of the Brazilian companies (€105 million) and was partially countered by the increase caused by the reduction in the discount rate and the release of the effects of discounting to present value (€37 million), offset by the increase in the number of sites leased (€25 million).

The changes in estimate became necessary after the unit cost of restoring the sites decreased following the renewal of contracts with foreign suppliers, subsequent to the corporate reorganization of the Brazilian companies, and greater use of co-siting contracts which do not require the companies to restore the sites. These changes in estimate have been recorded with a contra-entry to tangible assets, as provided by IFRIC 1.

Financial Statements	Notes To Consolidated Financial Statements

Provision for legal disputes increased by €58 million compared to December 31, 2005 mainly due to the accrual of €61 million following the arbitration proceedings initiated by Fastweb, in March 2005, against Telecom Italia with regard to the execution of the contract for “Local Loop Unbundling”.

Provision for risks and charges on investments and corporate-related transactions decreased from December 31, 2005 principally due to the effect of:

–	the release to income of provisions set aside for sureties provided to banks and cancelled in September 2006 when the investment in Avea I.H.A.S. was sold (€121 million);

–	the accruals for risks associated with the sales of Digitel Venezuela and Tim Hellas (€39 million).

Other provisions for risks and charges decreased as a result of the payment of the fine of €115 million levied against Telecom Italia by the Antitrust Authority for the abuse of a dominant position under the Antitrust A-351 proceedings.

In 2006, exchange differences are minor in amount.

NOTE 21—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased from €2,113 million at December 31, 2005 to €1,857 million at December 31, 2006 and consist of the following:

	As of December 31,
	2006	2005
	(millions of Euro)
Payables to social security authorities	709	881
Capital grants	146	170
Medium/long-term deferred income	1,002	1,056
Other payables and liabilities	—	6

Total	1,857	2,113

Payables to social security authorities refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law No. 58/1992. Details are as follows:

	As of December 31,
	2006	2005
	(millions of Euro)
Non-current payables
Due from 2 to 5 years after the balance sheet date	647	753
Due beyond 5 years after the balance sheet date	62	128

	709	881
Current payables	215	213

Total	924	1,094

Medium/long-term deferred income includes €714 million (€758 million at December 31, 2005) for the deferral of revenues on the activation of Telecom Italia telephone service and €261 million (€265 million at December 31, 2005) on the sale of transmission capacity for future years.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 22—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased from €12,157 million at December 31, 2005 to €11,596 million. The composition is as follows:

			As of December 31,
			2006	2005
			(millions of Euro)
Payables on construction contracts	(A	)	2	—

Trade payables:
• Payables to suppliers			5,487	6,230
• Payables to other telecommunication operators			1,322	606

	(B	)	6,809	6,836

Tax payables	(C	)	550	602

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			524	712
• Payables to social security authorities			381	375
• Trade and miscellaneous deferred income			832	821
• Advances received			48	64
• Customer-related items			1,434	1,465
• Payables for the “TLC operating fee”			35	39
• Dividends approved, but yet to be paid to shareholders			24	22
• Other current liabilities			267	306
• Employee-related reserves (except for Employee severance indemnities) expected to be settled within 12 months			110	143
• Other provisions for risks and charges, expected to be settled within 12 months			580	772

	(D	)	4,235	4,719

Total	(A+B+C+D	)	11,596	12,157

Trade payables (all due within 12 months) refer to Telecom Italia (€4,762 million) and to the Tim Brasil group (€950 million). The increase in payables to other telecommunications operators, compared to December 31, 2005, is related to the previously-mentioned different representation of the corresponding receivables position (please see “Note 11-Trade and miscellaneous receivables and other current assets”).

Tax payables particularly refer to the Parent for a total of €369 million (including VAT payable for €181 million and the government concession tax for €98 million) and to the Brazilian mobile telephone companies for €125 million.

Payables to social security authorities include the short-term portion of the amount payable to INPS under Law No. 58 for €215 million (€213 million at December 31, 2005) as described in the “Note 21—Miscellaneous payables and other non-current liabilities”.

Deferred income mainly refers to the Parent and includes €282 million (€282 million at December 31, 2005) for the deferral of revenues from the activation of telephone service (current portion) and €38 million (€38 million at December 31, 2005) for the deferral of revenues from recharging prepaid telephone cards.

NOTE 23—CURRENT INCOME TAX PAYABLES

Current income tax payables amount to €219 million (€227 million at December 31, 2005) and mainly include IRAP taxes payable by Telecom Italia (€102 million) and IRES taxes payable by Telecom Italia Sparkle (€72 million) which are not included in the national consolidated tax return filed by the Telecom Italia Group.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 24—FINANCIAL INSTRUMENTS

FAIR VALUE

The majority of non-current financial liabilities of the Telecom Italia Group consist of bonds and their measurement at fair value can be easily determined since they are represented by financial instruments which, because of their size and diffusion among investors, are frequently exchanged on the markets (see the “Note 18—Financial liabilities (current and non-current)”). Instead, for other types of loans, where there is no public trading, the following assumptions were made:

•	the floating-rate loans were considered at the nominal repayment amount;

•	the fixed-rate loans were measured at fair value (present value of future flows using December 31, 2006 market rates).

Finally, the carrying amount of most of the financial assets represents a reasonable approximation of their fair value as they are highly liquid short-term financial investments.

Fair values (accruals included) of financial liabilities and financial assets at December 31, 2006 and at December 31, 2005 are set out below:

Financial liabilities	As of December 31, 2006		As of December 31, 2005
	Carrying amounts	Fair values (included accruals)	Carrying amounts	Fair values (included accruals)
	(millions of Euro)
Notes and bonds	33,906	34,478	35,462	37,427
Convertible and exchangeable notes and bonds	489	701	2,519	2,680
Drawn bank Facility	4,549	4,567	7,535	7,574
Loans, other debt and finance lease liabilities	7,512	7,616	6,442	6,509

	46,456	47,362	51,958	54,190
Discontinued operations/assets held for sale	—	—	143	143

Total Gross Financial Debt	46,456	47,362	52,101	54,333

Financial assets	As of December 31, 2006		As of December 31, 2005
	Carrying amounts	Fair values (included accruals)	Carrying amounts	Fair values (included accruals)
	(millions of Euro)
Deposits and cash	7,191	7,191	9,958	9,958
Euro Commercial Paper	20	20	327	327
Deposits for temporary investments maturing beyond 3 months	17	17	90	90
Securities	831	831	390	390
Other receivables	1,096	1,096	1,441	1,441

	9,155	9,155	12,206	12,206
Discontinued operations/assets held for sale	—	—	37	37

Total Financial Assets	9,155	9,155	12,243	12,243

DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign currency and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2006 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

Financial Statements	Notes To Consolidated Financial Statements

IRSs involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and at another date.

The following tables show the derivative transactions put into place by the Telecom Italia Group at December 31, 2006 divided between Fair Value Hedge Derivatives (Table 1—Fair Value Hedge Derivatives), Cash Flow Hedge Derivatives (Table 2—Cash Flow Hedge Derivatives) and Non-Hedge Accounting Derivatives (Table 3—Non-Hedge Accounting Derivatives) under IAS 39:

Table 1—Fair Value Hedge Derivatives

Description	Equivalent notional amount	Mark to market (Clean Price)
	(millions of Euro)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing April 2007 on an EIB loan in U.S.$180 million (equivalent amount of €136 million at December 31, 2006)	150	(14)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2007 on Telecom Italia S.p.A. bonds amounting to GBP 850 million (equivalent amounts of €1,266 million at December 31, 2006) issued on June 2004	1,289	(23)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2008 on the five year tranche of U.S.$1,000 million (equivalent amounts of €759 million at December 31, 2006) on the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million	850	(114)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds amounting to Japanese yen 20 billion (equivalent amounts of €127 million at December 31, 2006) originally issued by Olivetti Finance N.V.S.A. (2002-2032)	171	(80)

CCIRS transactions put into place by Telecom Italia Capital S.A. on the bonds issued by Telecom Italia Capital S.A. in October 2004 for a total amount of U.S.$3,500 million (equivalent amounts of €2,658 million at December 31, 2006), including five-year tranche for U.S.$1,250 million, ten-year tranche for U.S.$1,250 million and thirty-year tranche for U.S.$1,000 million	2,831	(295)

CCIRS transactions put into place by Telecom Italia Capital S.A. on the bonds issued by Telecom Italia Capital S.A. in September 2005 for a total amount of U.S.$2,500 million (equivalent amounts of €1,898 million at December 31, 2006), including five-year tranche for U.S.$700 million, 5.35-year tranche for U.S.$400 million and ten-year tranche for U.S.$1,400 million	2,068	(223)

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$2,600 million on the two 5-year tranches for a total of U.S.$1,600 million (equivalent amount of €1,215 million at December 31, 2006)	1,264	(38)

Total Fair Value Hedge Derivatives	8,623	(787)

•	On the EIB loan for U.S.$180 million, maturing April 2007, Telecom Italia S.p.A. finalized a CCIRS contract for €150 million converting a 3-month Libor in U.S.$ to the 3-month Euribor.

•

On the bonds of GBP 850 million issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put into place CCIRS contracts for €1,289 million maturing June 2007, converting the GBP annual fixed rate of 6.375% to Euribor.

•

On the tranche maturing in November 2008 for U.S.$1,000 million relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts of €850 million converting the coupon rate of 4% in U.S.$ to 3-month Euribor.

Financial Statements	Notes To Consolidated Financial Statements

•

For €171 million, on the bonds 2002-2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V.S.A., the following transactions were put into place:

–	by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

–	by Telecom Italia S.p.A., a CCIRS contract, on a floating rate intragroup loan in JPY, in which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.

•

On the bonds of U.S.$3,500 million issued by Telecom Italia Capital S.A. in October 2004, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,831 million converting the coupon rate in U.S.$ to the 6-month Euribor.

•

On the bonds of U.S.$2,500 million issued by Telecom Italia Capital S.A. in September 2005, Telecom Italia Capital S.A. put in place CCIRS contracts for €2,068 million converting the coupon rate in U.S.$ to the 6-month Euribor.

•

On the two tranches maturing July 2011 for U.S.$1,600 million of bonds for a total of U.S.$2,600 million issued by Telecom Italia Capital S.A. in July 2006, Telecom Italia Capital S.A. put into place CCIRS contracts for €1,264 million converting the coupon rate (respectively, of 6.2% in U.S.$ and the 3-month U.S.$ Libor + 0.61%) to the 6-month Euribor.

Tab. 2—Cash Flow Hedge Derivatives

Description	Notional amount	Mark to Market (Clean Price)
	(millions of Euro)
Forward purchase transactions of U.S.$3 million (equivalent amount of €2 million at December 31, 2006) put into place by Telecom Media News S.p.A. with monthly maturities between January 2007 and December 2008	2	—

U.S.$ Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011	3	—

Commodity swaps put into place by Telecom Italia S.p.A. on behalf of Telenergia S.r.l. for the purchase of electrical energy in 2007	89	(6)

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on notes of €110 million issued by Telecom Italia S.p.A. (2004-2009)	110	3

IRS transactions put into place by Telecom Italia S.p.A. maturing January 2010 on five-year tranche C of the Term Loan for a total amount of €12,000 million finalized in December 2004 in connection with Cash Tender Offer by Telecom Italia for TIM shares	3,000	88

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on ten-year tranche for a total amount of U.S.$2,000 million (equivalent amount of €1,519 million at December 31, 2006) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	1,709	(267)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million issued by Telecom Italia S.p.A. (2004-2015)	120	6

CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount €745 million at December 31, 2006) issued by Telecom Italia S.p.A. in June 2005	751	13

CCIRS transactions put into place by Telecom Italia S.p.A. starting June 2007 and maturing June 2019 on bonds of GBP 850 million (equivalent amount of €1,266 million at December 31, 2006) issued by Telecom Italia S.p.A. in June 2004	1,258	15

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of €596 million at December 31, 2006) issued by Telecom Italia S.p.A. in May 2006	587	(3)

Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark to Market (Clean Price)
	(millions of Euro)
IRS transaction put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate notes of €1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012	1,000	5

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 related to the Telecom Italia Finance S.A. the “Dual-Currency” loan with a notional principal of Japanese yen 20 billion (equivalent amount of €127 million at December 31, 2006) originally received by Olivetti International Finance N.V	174	(72)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on thirty-year tranche for a total amount of U.S.$1,000 million (equivalent amount of €759 million at December 31, 2006) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$4,000 million	849	(202)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of U.S.$1,000 million (equivalent amount of €759 million at December 31, 2006) on the bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$2,600 million	791	(22)

Total Cash Flow Hedge Derivatives	10,443	(442)

•

Forward purchase transactions in U.S.$, for an equivalent amount of €2 million, put into place by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ from January 2007 to December 2008.

•

U.S.$ call / EUR put options, for an equivalent amount of €3 million, purchased by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ from January 2009 to February 2011.

•	Commodity swaps for €89 million by which Telenergia S.r.l. set the price for a part of the energy purchased at €56.10 per MWh (fixed weighted average price). The contract expires in December 31, 2007.

•

On the notes 2004-2009 of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put into place an IRS contract converting the 3-month Euribor to an annual fixed rate of 3.35%.

•

In reference to the term loan for a total amount of €12,000 million finalized in December 2004 in connection with the cash tender offer for TIM S.p.A., Telecom Italia S.p.A. put into place IRS contracts for a total amount of €3,000 million converting the 6-month Euribor on tranche C to an annual fixed rate of 3.088%, maturing January 2010.

•

On the tranche maturing in November 2013 of U.S.$2,000 million relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put into place CCIRS contracts for €1,709 million converting the coupon rate of 5.25% in U.S.$ to a fixed rate of 5.035% in euro.

•

On the bonds of €120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing November 2015, Telecom Italia S.p.A. put into place IRS contracts converting the 3-month Euribor to an annual fixed rate of 4.161%.

•

On the bonds 2005-2015 of GBP 500 million issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put into place CCIRS contracts for €751 million converting a rate of 5.625% in GBP to a fixed rate of 4.34% in euro.

•

On the GBP 850 million bonds issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put into place CCIRS contracts for €1,258 million, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.31% in euro, starting June 2007 and maturing June 2019.

Financial Statements	Notes To Consolidated Financial Statements

•

On the bonds 2006-2023 of GBP 400 million issued by Telecom Italia S.p.A. in May 2006, Telecom Italia S.p.A. put into place CCIRS contracts for €587 million converting a rate of 5.875% in GBP to a fixed rate of 5.53% in euro.

•

On the notes 2005-2012 of €1,000 million issued by Telecom Italia S.p.A. in December 2005, Telecom Italia S.p.A. put into place IRS contracts converting the Euribor + 0.53% coupon rate to a fixed rate of 4.54% in euro up to December 2010.

•

For €174 million, with reference to the Telecom Italia Finance S.A. “Dual Currency” loan with a notional principal of JPY 20 billion and a 5% fixed interest rate with a step-up of +0.45% in U.S.$ maturing October 2029, originally received by Olivetti International Finance N.V., equivalent to €127 million at December 31, 2006, the following was put in place:

–	by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in U.S.$ to the 6-month Libor in JPY;

–	by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

–	by Telecom Italia S.p.A. an IRS contract converting the semiannual floating rate in euro to a 6.94% fixed rate up to maturity.

•

On the tranche of U.S.$1,000 million maturing in November 2033 relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts for €849 million converting the rate of 6.375% in U.S.$ to the fixed rate of 6% in euro.

•

On the tranche of U.S.$1,000 maturing in July 2036 relating to the bonds issued in July 2006 by Telecom Italia Capital S.A. for a total of U.S.$2,600 million, Telecom Italia S.p.A. put into place CCIRS contracts for €791 million converting the rate of 7.20% in U.S.$ to the fixed rate of 5.88% in euro.

The method used to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge instruments and Cash Flow Hedge instruments is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the hedging instrument and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be less than the risk of the item hedged:

VRR = 1 – (portfolio risk / risk of the hedged item)

The better the hedging ratio, the more VRR tends to the value 1. To establish if a hedge is effective, this ratio must be higher than the threshold over which the test identifies the hedging as “highly effective” as required by IFRS.

Tab. 3—Non-Hedge Accounting Derivatives

Description	Equivalent notional amount	Mark to Market (Clean Price)
	(millions of Euro)
Floating to floating IRS contracts put into place by Telecom Italia S.p.A.	22	—

FRA contracts put into place by Telecom Italia S.p.A. maturing January 2007	593	—

FRA contracts put into place by Telecom Italia S.p.A. maturing March 2007	806	1

FRA contracts put into place by Telecom Italia S.p.A. maturing July 2007	593	—

FRA contracts put into place by Telecom Italia S.p.A. maturing September 2007	806	1

Interest rate and foreign exchange contracts put into place by Group companies	366	4

Total Non-Hedge Accounting Derivatives	3,186	6

•

The floating to floating IRS contracts put in place by Telecom Italia S.p.A. for a notional amount of €22 million convert interest on loans indexed on domestic parameters (Rendint, Rolint and Robot) with conversion to the 6-month Euribor.

Financial Statements	Notes To Consolidated Financial Statements

•	Purchase of Forward Rate Agreements (FRA):

–

for a notional amount of €593 million, through which in January 2007 Telecom Italia S.p.A. will receive the 6-month Euribor at the January 2007 fixing and will pay a fixed rate of 3.83% relating to a period of 6 months. The FRAs purchased are for the management of risks associated with a possible increase in the short-term rates in euro;

–

for a notional amount of €806 million, through which in March 2007 Telecom Italia S.p.A. will receive the 6-month Euribor at the March 2007 fixing and will pay a fixed rate of 3.91% relating to a period of 6 months. The FRAs purchased are for the management of risks associated with a possible increase in the short-term rates in euro;

–

for a notional amount of €593 million, through which in July 2007 Telecom Italia S.p.A. will receive the 6-month Euribor at the July 2007 fixing and will pay a fixed rate of 3.99% relating to a period of 6 months. The FRAs purchased are for the management of risks associated with a possible increase in the short-term rates in euro;

–

for a notional amount of €806 million, through which in September 2007 Telecom Italia S.p.A. will receive the 6-month Euribor at the September 2007 fixing and will pay a fixed rate of 3.91% for 6 months. The FRAs purchased are for the management of risks associated with a possible increase in the short-term rates in euro.

•	Interest rate and foreign exchange contracts amount to €366 million, of which €88 million are carried by companies in Brazil.

The following table shows the derivative financial instruments of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2006	Mark to Market Spot (Clean Price) as of December 31, 2005
		(millions of Euro)
Interest Rate Swaps	Interest Rate Risk	—	—	—
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	8,623	(787)	(62)

Total Fair Value Hedge Derivatives		8,623	(787)	(62)

Interest Rate Swaps	Interest Rate Risk	4,230	102	13
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	6,119	(538)	(405)
Commodity Swap	Commodity Risk	89	(6)	—
Forward and Forex Options	Foreign currency exchange rate risk	5	—	—

Total Cash Flow Hedge Derivatives		10,443	(442)	(392)

Non-Hedge Accounting Derivatives		3,186	6	(19)

Total Telecom Italia Group Derivatives		22,252	(1,223)	(473)

Financial Statements	Notes To Consolidated Financial Statements

The following table shows, for Cash Flow Hedge Derivatives, the amount recognized in the Reserve for fair value adjustments to hedging derivatives during 2006 and the portion reversed from the reserve to the statement of income as an exchange rate adjustment, before the relative tax effect:

Description	Reserve for fair value adjustments to Cash Flow Hedge derivatives at December 31, 2006	Reserve for fair value adjustments to Cash Flow Hedge derivatives at December 31, 2005	Mark to Market change recognized in the Reserve for fair value adjustments to hedging derivatives	Amount reversed from the Reserve for fair value adjustments to hedging derivatives to the statement of income as an exchange rate adjustment	Impact of Cash Flow Hedge derivatives in 2006 on the Reserve for fair value adjustments to hedging derivatives
	(millions of Euro)
Cash Flow Hedge Derivatives	(69)	(311)	(48)	290	242

NOTE 25—FINANCIAL ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

The contracts for subsidized loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil Serviços e Participações S.A. group for a total equivalent amount of €434 million are guaranteed by a part of the receipts of those companies which pass through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the company, otherwise the funds will be automatically transferred to accounts on which the company has full access.

NOTE 26—CONTINGENT ASSETS AND LIABILITIES, COMMITMENTS AND OTHER GUARANTEES

The main legal and arbitration proceedings in which companies of the Telecom Italia Group were involved as of December 31, 2006 are described below. Except where explicitly mentioned, provisions have not been made, as there is not an adequate objective basis for doing so or because a negative outcome of the dispute is considered unlikely.

a)    Contingent liabilities

TAX AUDIT OF BLU

On January 26, 2007 Telecom Italia received the report containing the Revenue Agency’s preliminary findings of the tax audit of the 2002 merger of Blu into TIM.

The audit began in July 2004 for financial years 2000 (only for purposes of value-added tax) and 2002 (for both value-added tax and income taxes) of Blu. In March 2005, the Revenue Agency extended the audit to TIM’s 2002 financial year and the tax consequences of the merger, whose tax effects were backdated to January 1 of that year.

Blu was the subject of a complex break-up operation, carried out with the full accord of the Government and the various regulatory authorities involved, that entailed the transfer of three distinct business units from Blu to Wind, Vodafone-Omnitel and H3G, respectively, and the transfer of 100% of its share capital to TIM.

Towards the end of 2002, TIM, because of the business reasons underlying the merger, petitioned the tax authorities not to apply the anti-avoidance provisions of the tax law, which would have prevented TIM from using Blu’s prior-year tax losses (amounting to €857 million). The tax authorities in a ruling dated March 6, 2003, allowed the waiver on the basis of anti-avoidance rules.

The Revenue Agency increased its focus on this matter during their audit and the above-mentioned waiver has been challenged on the basis that the merger of Blu had not created the business synergies and values suggested in the petition. The Revenue Agency claims that the petition had given an incomplete or even misleading description of the terms of the transaction and that such transaction should be considered as a tax avoidance scheme.

Financial Statements	Notes To Consolidated Financial Statements

On these grounds, the report of preliminary findings sets out the following assessments (which would involve additional income taxes totaling €465 million in connection with TIM’s 2002 financial year):

•	First assessment: disallowance of the tax saving (€156 million) resulting from the backdating of the merger;

•	Second assessment: disallowance of the right to use Blu’s prior-year tax losses (corresponding to €309 million in terms of additional taxes due).

The rationale for both assessments is the alleged tax-avoidance purpose of the whole transaction, the consequence being not only the (unprecedented) revocation of the ruling already issued by the Revenue Agency but also, in connection with the first assessment, the denial of the tax deduction arising from the retroactivity of the merger. In addition, the report alleges that the write-downs and losses deducted for tax purposes by the former shareholders of Blu in relation with their investment, before the sale to TIM, would in any case reduce the prior-year losses of Blu that could be utilized by Tim by an equal amount (€625 million in total) inasmuch as the tax rule designed to prevent double deduction of losses is in the nature of a “systematic” rule, not an anti-avoidance provision, and therefore cannot be waived upon request of the taxpayer.

In relation to this entire matter the Company, based on authoritative opinions, considers that it can validly appeal in all the administrative and, if necessary, civil courts, and accordingly has not deemed it appropriate to make any provisions in the financial statements.

The Turin Office of the Revenue Agency must evaluate the validity of the objections and of the Company’s replies before deciding whether and for what amount to proceed with the assessment.

A copy of the report has been transmitted to the public prosecutor at the Turin Court.

FASTWEB

In December 2006 Fastweb notified Telecom Italia of the start of an arbitration proceeding under the arbitration clause of the interconnection contract concluded between the parties in January 2000, alleging non-performance in connection with the fixed-mobile termination fees charged from January 1, 2000 to the end of November 2006.

Specifically, Fastweb asserts that Telecom Italia violated the obligation, imposed by the regulations in force on firms with dominant market power, to apply cost-related, non-discriminatory fees. The consequent request for damages amounts to approximately €70 million.

In December 2006 Fastweb also notified Telecom Italia that it had sent a petition to the National Regulatory Authority under Article 23 of the Communications Code and Resolution 148/01/CONS (for the resolution of disputes between operators) claiming “the termination charges on Telecom Italia’s mobile network to be invalid and therefore no longer applicable”, and requesting the Authority to establish “new termination charges in conformity with the regulations in force”.

Telecom Italia filed a counterclaim in the arbitration proceeding, challenging Fastweb’s statements.

* * *

In January 2007 the award was issued in the arbitration proceeding initiated by Fastweb in 2005 for alleged non-performance by Telecom Italia of the contract for the supply of unbundled local access services (“Local Loop Unbundling”). The arbitration board recognized non-performance and ordered the Company to pay damages of approximately €61 million. A specific provision has been made in the financial statements for 2006.

The dispute concerned a claim by Fastweb for €168 million of damages in relation to more than 21,000 customers who were allegedly taken away by Telecom Italia between 2002 and 2005 as a result of non-activation of unbundled lines. The award ascertained non-performance by the Company in about 11,000 cases, compared with a total of some 550,000 requests by Fastweb for activation of unbundling in the period considered (up to April 30, 2005). The Company intends to challenge the award before the Rome Court of Appeal.

* * *

Financial Statements	Notes To Consolidated Financial Statements

In November 2006 Fastweb initiated a proceeding before the Milan Court of Appeal to have Telecom Italia pay damages of €522 million resulting from violations already punished by the Antitrust Authority in Case A-351 (which ended with Telecom Italia being ordered to pay a fine of €115 million for anti-competitive conduct).

Telecom Italia has defended the case, arguing that Fastweb’s requests are unfounded and inadmissible.

* * *

Still pending is the arbitration proceeding that Telecom Italia initiated in December 2005 with Fastweb (concerning “inverse termination”) with a view to obtaining a decision recognizing: (i) that Fastweb had breached the interconnection contract concluded on January 28, 2000 by unilaterally altering the economic conditions for termination on Fastweb’s fixed network of traffic developed towards geographical numbers; (ii) that the value of termination on the Fastweb network be determined in accordance with the principle of reciprocity; and (iii) that Telecom Italia did not owe the larger sums requested by Fastweb applying its “self-determined” termination charges.

Specifically, Telecom Italia seeks to obtain a decision finding that Fastweb breached the January 2000 interconnection contract and consequently recognizing the applicability, for termination on Fastweb’s fixed network in the period from January 1, 2004 to June 30, 2006, of the contractual price (€0.55 per minute) instead of the higher price that Fastweb demanded and billed (€2.71 per minute). The time limit for the publication of the arbitration award will expire on May 31, 2007.

EUTELIA

In January 2007, Eutelia S.p.A. brought an action against Telecom Italia, claiming damages of €50 million in relation to the omission from Telecom Italia bills, in the space reserved to telephone traffic towards special numbers, of the name of the new operator (Voiceplus) to which the numbers to these value-added services previously assigned to Eutelia, had consequentely been trasferred.

According to Eutelia, Telecom Italia omitted the new assignee’s name from the telephone bills it sent to its own subscribers with a view to harming Eutelia’s image and business reputation. Eutelia asserts that as a consequence of the omission it is involved in disputes initiated by final users who contend they never requested the telephony services supplied by Voiceplus.

Telecom Italia intends to defend the case, disputing Eutelia’s claims.

* * *

In January 2007, Eutelia brought a further action claiming damages of not less than €40 million in relation to alleged abuse of dominant position by Telecom Italia in the form of illegitimately disconnecting the lines of customers of the operator Grapes Network Services Srl who were about to move over to Eutelia as a result of the transfer to Eutelia of the contracts for voice and data transmission with business and retail customers from the Grapes Network Services Srl.

Telecom Italia intends to defend the case, disputing Eutelia’s claims.

* * *

Furthermore, in February 2007, Eutelia also brought an action before the Milan Court of Appeal against Telecom Italia for alleged abuse of dominant position in the markets for access to the switched and voice telephony networks, related to the offer called “Casa Vacanza”.

The alleged abuses consist, in general, of charging an unjustifiably high fee for the basic telephone line and applying a below-cost fee for additional telephone lines in the name of the same customer (with the “Casa Vacanza” offer), and, lastly, in coupling (with the “Hello Gratis” offer) an hour and half of free traffic every two months with the access service (i.e. the subscription fee).

Financial Statements	Notes To Consolidated Financial Statements

In essence, Eutelia alleges that the subscription fee for the basic residential line (currently €14.57 per month) generates monopoly excessive profits enabling Telecom Italia to compensate for the costs of access services for the customer’s principal line, subsidize the cost of the access service for the same customers’ secondary lines and finance the costs of the hour and half of traffic offered free of charge every two months for all the lines held by the same customer. Eutelia claims damages of €150 million.

Telecom Italia intends to defend the case, arguing that Eutelia’s claims are unfounded.

* * *

The proceeding initiated by Eutelia in December 2005 with an urgent petition filed pursuant to Article 700 of the Italian Code of Civil Procedure and Article 33 of Law No. 287/1990 claiming abusive conduct by Telecom Italia on the broadband access markets is still pending. The alleged abuses consisted of the non-execution or delayed execution by Telecom Italia of requests to activate Eutelia’s ADSL service for Eutelia’s customers or in the activation of Telecom Italia’s ADSL service for customers who had not requested it, thereby preventing them from using the ADSL service offered by Eutelia. In addition, Eutelia asserts that Telecom Italia’s refusal to activate so-called “data only” ADSL lines’ inasmuch as these were separate from the telephony service offered by Telecom Italia constituted an abuse of dominant position. Eutelia claims total damages of €40 million.

Telecom Italia is defending the case, arguing that Eutelia’s claims are without merit.

* * *

A proceeding initiated by Eutelia in November 2006 before the Milan Court of Appeal is also still pending. Eutelia alleges that Telecom Italia committed abuses on the broadband access market by applying anti-competitive prices to Eutelia and has claimed damages, to be quantified, for alleged losses. Telecom Italia has disputed Eutelia’s allegations and has requested that this proceeding be brought together with that initiated by Eutelia in December 2005, described in the preceding paragraph.

NHAI

The action brought by Nhai S.r.l. (formerly Help S.p.A.) in September 2005 is still pending. Nhai’s purpose in bringing the action was to establish that in the first half of the 1990s Telesoft (subsequently merged into Telecom Italia), in its capacity as a member of the CREATT, a Consortium for Automatic Telephone Traffic Data Collection and Processing, (whose participants included the petitioner and Telesoft) had competed with the consortium, in violation of the obligations provided for in the consortium’s agreements and the articles of association. Nhai consequently asked that Telecom Italia be ordered to pay damages of between €16 million and €25 million for the losses incurred by the consortium and by Help, for its share, in connection with the orders not received.

Nhai also alleged that Telesoft, during the life of CREATT, had appropriated software developed by Help, in violation of the agreements between the members of the consortium, and for this it claimed damages of €1 million.

Telecom Italia is defending the case, arguing that Nhai’s claims are unfounded and inadmissible.

GALACTICA

The dispute initiated in 2000-2001 by the Internet Service Provider Galactica owing to Telecom Italia’s alleged non-performance of an “experimental contract” for the supply of connectivity and in relation to conduct on the part of Telecom Italia allegedly constituting acts of unfair competition under Article 2598 of the Italian Civil Code is still pending. Galactica’s claims for damages amount to more than €90 million.

In the proceedings Telecom Italia has argued that Galactica’s claims are unfounded and has filed a counterclaim for Galactica to be ordered to pay more than €5 million as consideration for the increase in traffic in the period January-July 2001.

Financial Statements	Notes To Consolidated Financial Statements

VODAFONE

In October 2006, Telecom Italia filed an urgent petition with the Rome Court for an injunction on any action aimed at promoting, advertising or marketing, including preselling, the ‘Vodafone Casa Numero Fisso’ offer. Partially granting Telecom Italia’s petition with an order issued on November 29, 2006 the court enjoined Vodafone from any further marketing and preselling of the “Vodafone Casa Numero Fisso” service involving the offer to users of the portability of their Telecom Italia fixed line number to the Vodafone mobile network. Vodafone has filed an appeal against this order.

Meanwhile, the Ministry of Communications had authorized Vodafone to supply the service on an experimental basis with a decision issued on December 7, 2006. Telecom Italia challenged the authorization and petitioned for a suspension of its execution. In February 2007 the Lazio Administrative Court granted the petition, deeming it necessary to acquire information from the National Regulatory Authority as to whether the service in question could be classified as a fixed-line service and whether Vodafone had a valid authorization and acknowledging that there were sufficient indications of serious and irreparable prejudice “at least in a competitive perspective”. The Lazio Administrative Court set a time limit for the National Regulatory Authority to produce the above-mentioned information, pending which it suspended the enforceability of the authorization. The discussion regarding the merits of the case is scheduled for May 2007.

For the sake of completeness, on December 29, 2006, the National Regulatory Authority decided to begin a public consultation on integrated services, including “Vodafone Casa Numero Fisso”.

Since Telecom Italia had suspended negotiations on the inverse interconnection contract underlying the “Vodafone Casa Numero Fisso” offer, on November 2, 2006. Vodafone brought a civil action before the Milan Court to establish that Telecom Italia had breached its obligation to negotiate the interconnection service and alleging that this refusal constituted unfair competition. Vodafone also petitioned the court to order Telecom Italia to supply the interconnection service immediately and to pay damages in an amount to be determined during the trial. Telecom Italia is defending the case, challenging the regularity of all the initiatives undertaken.

* * *

The appeal Telecom Italia filed with the Supreme Court in December 2005 against the decision of October 2005 with which the State Council reversed the ruling of the Lazio Regional Administrative Court and annulled National Regulatory Authority Resolution 1/CIR/98 (Approval of Telecom Italia’s Reference Interconnection Offer) is still pending.

The question originated from a claim with which Omnitel (now Vodafone) challenged the part of Resolution 1/CIR/98 establishing that, pursuant to a ministerial decree issued on April 23, 1998, the new economic conditions for interconnections would become effective for the existing GSM licence-holders (TIM and Omnitel) from July 25, 1998 (the date Telecom Italia’s reference offer was submitted) rather than retroactively from January 1, as envisaged for the fixed-network operators.

In November 2005, following the State Council’s decision in favour of Vodafone’s claim transmitted an extra-judicial request to Telecom Italia for the restitution of more than €16 million in alleged overpayments for interconnection services supplied between January 1 and July 24, 1998. The sum has not been paid because of the appeal pending before the Supreme Court.

* * *

Proceedings, under Article 33 of Law No. 287/1990, are underway before the Milan Court of Appeal in the action brought by Vodafone against Telecom Italia in July 2006 for damages amounting to approximately €525 million in relation to Telecom Italia’s alleged abuse of dominant position consisting of the exploitation of its position in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market and taken advantage of its market power in the supply of mobile telephony services and the recent restructuring of the

Financial Statements	Notes To Consolidated Financial Statements

group with the organizational and functional integration of Telecom Italia and TIM by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the “187” service to promote mobile communication services.

The conduct in question is alleged to have concerned business as well as retail customers and to have violated the law on the protection of personal data.

During the trial Vodafone produced certain documental evidence of the abusive conduct of which it accuses Telecom Italia and increased its July 2006 claim for damages to €759 million as of December 31, 2006.

Telecom Italia is defending the case, challenging Vodafone’s claims.

IL NUMERO ITALIA

The action initiated in September 2005 by Il Numero Italia S.r.l. and its subsidiary DA Directory Assistance Company S.r.l. for damages of approximately €92 million for unfair competition in relation to the alleged violation by Telecom Italia of National Regulatory Authority Resolution 15/04/CIR (concerning assignment of the rights to use new numbers of the “12xy” series for subscriber information services) is still pending.

Telecom Italia has filed a counterclaim for about €100 million for unfair competition in the form of misleading and denigratory comparative advertising.

TELE2

The following actions involving Tele2, are currently pending:

•

the action brought by Tele2 in May 2005 requesting an injunction—and payment of related damages amounting to approximately €100 million—relating to the alleged abuse of dominant position by Telecom Italia consisting in the application to all users, including the customers of other operators, of a discount equal to one hour of local telephone calls for residential and non-residential customers and to half an hour of long-distance calls for residential customers every two months (the offer known as “Hello Gratis”);

•

the action brought by Tele2 (following an urgent petition upheld in September 2005 with an order subsequently revoked after Telecom Italia had lodged a complaint) requesting an injunction—and payment of related damages amounting to approximately €15 million—on the alleged abuse of dominant position by Telecom Italia in connection with the wholesale offer of ADSL broadband data access (with special reference to Telecom Italia’s application in the E@SY.IP contract of the obligation to buy at least 5 hours of traffic);

•

the action brought by Tele2 in December 2005 (subsequent to an urgent petition under Article 700 of the Italian Code of Civil Procedure and Article 33 of Law No. 287/1990) calling for payment by Telecom Italia of damages amounting to more than €18 million deriving from alleged abusive conduct on the broadband access market by Telecom Italia consisting of the non-execution or delayed execution of orders from Tele2 to activate ADSL service for its own customers or in the activation of Telecom Italia’s ADSL service for customers who had never requested it, thereby preventing them from using the ADSL service offered by Tele2;

•

the action brought by Telecom Italia in March 2005 against Tele2 and Tele2 AB calling for the payment of approximately €200 million of damages in connection with alleged unfair competition by Tele2 in relation to comparative advertising campaigns it had run that were misleading and denigratory of Telecom Italia. Tele2 subsequently filed a counterclaim (for an amount of approximately €100 million) in connection with alleged anticompetitive conduct of Telecom Italia.

TISCALI

The action regarding so-called shared access brought by Tiscali before the Court of Rome in December 2005 is still pending. The merits of the case are now being examined following the ruling—unfavourable to Telecom Italia—on the preliminary petition Tiscali made in early in 2005.

Financial Statements	Notes To Consolidated Financial Statements

In this court case, Tiscali has requested Telecom Italia’s obligation, established in the preliminary petition, to be confirmed and for the Company to be required to pay damages, as quantified during the case, for the loss of revenue caused by the impossibility of providing the ADSL service to retail customers and for the harm done to Tiscali’s image and reputation.

Telecom Italia is defending the case. The case dates back to the shared access service supply contract concluded between Telecom Italia and Tiscali on July 27, 2004. The contract called for Tiscali to be supplied unbundled shared access to the connections of Telecom Italia’s copper distribution network (with which Telecom Italia continues to supply final customers with voice telephony, while Internet access is provided by another operator, Tiscali in the case in question). According to Tiscali, requests to activate the shared access service for numerous customers met with a refusal by Telecom Italia to free up the lines with which it provides Internet access services (marketed under the trademarks “Alice” and “Tin.it”) to final customers, so that Telecom Italia customers who opted to use Tiscali’s Internet access services in place of those supplied by Telecom Italia were in fact unable to extricate themselves from Telecom Italia, which was therefore violating both its contractual obligations in respect of Tiscali and the rules laid down by the National Regulatory Authority.

ALICE 20 MEGA

In November 2006 the Lazio Regional Administrative Court published its ruling upholding the claim submitted by the Italian Association of Internet Providers to suspend and void the decision of the National Regulatory Authority authorizing Telecom Italia’s offer of access to ADSL services up to 20 Mbit/sec (“Alice 20 Mega”), together with a wholesale offer based on managed IP solutions. According to the claim, the wholesale offer, as configured, did not allow competitors to replicate the offer to final customers. Telecom Italia has appealed the Administrative Court ruling before the Council of State.

In the meantime, however, in a resolution notified to the Company on February 13, 2007, the National Regulatory Authority, while approving the offer of “wholesale flat ADSL with individual access and downstream access speeds up to 20 Mbit/sec using Ethernet IP technology” (presented in December 2006 and characterized by technical access parameters corresponding to those of the retail “Alice 20 Mega” service), authorized the marketing of “Alice 20 Mega” again. The National Regulatory Authority considered that the marketing of wholesale ADSL offers that meet the requirements of replicability made the overall offer consistent with the ruling of the Lazio Regional Administrative Court.

PRESUMED VIOLATIONS OF ANTITRUST LAW (CASE A-285)

In a judgment handed down on January 10, 2007, the Council of State partially upheld the cross appeal by the National Regulatory Authority against the decision of the Lazio Regional Administrative Court concerning fine no. 9472 imposed by the Antitrust Authority on April 27, 2001 at the end of case A-285 for Telecom Italia’s abuse of dominant position in the supply of ADSL services. The fine was equal to €59.4 million which the Administrative Court’s judgment reduced to about €29.4 million, which the Company paid under protest in January 2002. The Council of State subsequently increased the fine to approximately €31.7 million. The financial statements for the year ended December 31, 2006 include the residual amount payable of approximately €2.5 million.

* * *

ANTITRUST PROCEEDING A-357

On February 23, 2005, the Antitrust Authority initiated an investigation of Tim Italia S.p.A. and Telecom Italia Mobile S.p.A. (now part of Telecom Italia), Vodafone Omnitel N.V. and Wind Telecomunicazioni S.p.A. to establish whether violations of Articles 81 and 82 of the European Community Treaty had been committed in relation to:

•	refusal to grant alternative operators (MVNO, ESP and ATR) access to the mobile network;

•	the offer to final business customers of integrated fixed/mobile telephony services at prices below the price of the termination service alone (offered to competitors as an intermediate factor);

•	the offer exclusively to business customers of a technical solution (MSC PABX) permitting them to obtain more advantageous integrated fixed/mobile tariffs;

•	the marketing practices adopted by TIM in relation to business customers.

Financial Statements	Notes To Consolidated Financial Statements

The time limit for completion of the investigation, initially scheduled for December 14, 2006, has been extended to May 10, 2007. If the investigation should find one or more violations, the Antitrust Authority could impose a fine whose size would depend on their seriousness and duration.

ACTIONS UNDER ARTICLE 33 OF LAW No. 287/1990 CONCERNING THE MARKETING OF X-DSL SERVICES

After the completion of the above-mentioned antitrust proceeding no. A-285 with an unfavourable ruling for Telecom Italia and the imposition of a fine, between 2001 and 2005 a number of companies brought actions for damages against the Company in relation to its alleged abuse of dominant position in the supply of X-DSL services.

The companies in question were Wind Telecomunicazioni, I.Net S.p.A., Cybernet Italia S.p.A., KPNQwest and ITnet S.p.A. In 2001, the proceedings were unified and the total damages claimed amounted to approximately €120 million.

In the past, other operators (including Infostrada, Albacom and the Italian Internet Provider Association) had brought similar claims and in 2003 Telecom Italia was ordered to pay damages of approximately €2 million (compared with alleged damages of more than €87.5 million).

Telecom Italia therefore reasonably believes, if the court remains faithful to the earlier ruling, that the damages awarded are likely to be much less than those claimed by the plaintiffs and Telecom Italia has accordingly created an appropriate provision for risks and charges.

SOCIAL SECURITY CONTRIBUTION RELIEFS GRANTED TO TIM S.p.A.

In a letter dated February 13, 2007, the National Social Security Institution (INPS) requested Telecom Italia to refund the social security contribution relief received by TIM between 1995 and 2001 in connection with the hiring of workers pursuant to on-the-job training contracts. According to INPS, relief granted under Italian law, constituted, on the basis of the criteria recently specified by the European Union, state aid that was incompatible with the standards of free competition of the European common market. INPS requested the Company to refund a total of €9.6 million, including accrued interest.

The analyses that the Company has carried out so far have not revealed any facts indicating that the above-mentioned relief was irregular.

LEVY PURSUANT TO ARTICLE 20.2 OF LAW No. 448/1948

In a ruling published on July 10, 2006, the Lazio Administrative Court upheld the compliance petition submitted by Telecom Italia and ordered the Ministry for the Economy and Finance and the Ministry for Communications, jointly and severally, to implement the decisions published in January 2005, in which the administrative court had upheld the appeals filed by TIM and Telecom Italia and ascertained the obligation for the government to return the amounts paid as a levy for 1999 under Article 20.2 of Law No. 448/1998 and the related interest accrued in the meantime (respectively €546 million and over €100 million).

In September 2006, on behalf of the above referenced Ministries, the Avvocatura Generale dello Stato notified an appeal to the Council of State for the suspension of the enforceability and annulment of the administrative court’s ruling. On November 7, 2006, the Council of State dismissed the request for a suspension and consequently the Ministry for the Economy and Finance paid the principal amount but not the interest, with the right to its restoration depending on the outcome of the appeal.

CECCHI GORI

In relation to the complex set of legal disputes initiated by the Cecchi Gori Group against SEAT (now Telecom Italia Media) and, in particular, the action related to the resolutions adopted on April 27, 2001 by the shareholders’ meetings of Cecchi Gori Communications (now Holding Media Communications) approving the annual report and financial statements for the year ended December 31, 2000 and the cancellation and subsequent reconstitution of the company’s share capital, in November 2005 the Rome Court of Appeal dismissed the Cecchi Gori group’s appeal against the ruling of the Rome Court of first instance to reject the petition for annulment of the resolutions. The Rome Court of Appeal’s ruling has been challenged before the Supreme Court.

Financial Statements	Notes To Consolidated Financial Statements

In addition, in a ruling issued in December 2006, the Rome Court of Appeal dismissed the action brought by the Cecchi Gori Group against the ruling of the court of first instance dismissing the request to declare null and void the resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications of August 11, 2000 concerning amendments to the company’s bylaws. The Cecchi Gori Group has challenged the Rome Court of Appeal’s ruling before the Supreme Court.

In March 2006, the Milan Court of Appeal dismissed the appeal by the Cecchi Gori Group against the ruling issued by the court of first instance rejecting the petition for annulment or cancellation of the act pledging the Cecchi Gori Communications shares owned by Cecchi Gori Media Holding. This ruling has also been challenged before the Supreme Court.

The following claim is still pending before the Court of Milan: an action for damages for illicit extracontractual conduct by the Cecchi Gori Group in relation to the presumed adverse effect caused by the alleged conduct of SEAT and by the directors it appointed to the board of Cecchi Gori Communications aimed at the removal of the majority shareholder Cecchi Gori Media Holding. The case is currently suspended pending the rulings of the Supreme Court on the other disputes.

BRAZIL

As reported in last year’s Annual Report, on April 28, 2005 we agreed:

•

to settle a series of disputes in different venues involving Telecom Italia and Telecom Italia International against respectively: (i) Brasil Telecom, for alleged abuses by the Group in extraordinary corporate actions undertaken by the Brazilian operator; and (ii) Telecom Italia International’s partners in Solpart Participações (controlling Brasil Telecom through Brasil Telecom Participações) and Solpart, Brasil Telecom Participações and Brasil Telecom in connection with the agreement concluded on August 27, 2002 for the temporary reduction from 37.29% to 19% of the Group’s interest in the ordinary capital of Solpart and the reduction—again temporary—of its governance rights, with an option for the repurchase of the aforesaid equity interest;

•	to amend the shareholders’ agreement among the shareholders of Solpart (Telecom Italia International, Techold and Timepart);

•	to draw up a plan for the merger of Brasil Telecom Celular into Tim Brasil.

Reference was also made in last years’ Annual Report to the beginning of several disputes regarding the above-mentioned agreements in which the Telecom Italia Group was sometimes the plaintiff and sometimes the defendant, with reciprocal requests for damages, both before the Brazilian courts and in arbitration proceedings before the International Chamber of Commerce of Paris. These disputes are ongoing.

Other developments include:

•

the definitive dismissal of the requests put forward by the association of small shareholders of the listed Brazilian telecommunications companies (ANIMEC) to reconsider the decision of the Brazilian Antitrust Authority (CADE) recognizing the right of Telecom Italia International to be readmitted to the group controlling Solpart (with some restrictions), with the consequent right to appoint the independent members of the Boards of Directors of Solpart, Brasil Telecom Participações and Brasil Telecom;

•

following the termination of the agreement for the merger of Brasil Telecom Celular into Tim Brasil, application has been made for the closure of the related proceedings since the disputed matter no longer exists. In one of the two proceedings the judge has upheld the request, while in the second the judge has asked the parties whether they intend to settle the dispute.

CUBA

Since 2002, Banco Nacional de Comercio Exterior (“Bancomext”) has accused ETECSA and Telan (majority shareholder of ETECSA, controlled by the Cuban government) of non-performance of alleged payment and guarantee obligations amounting to U.S.$300 million established in a series of contracts between ETECSA, Telan, BanCuba (Central Bank of Cuba), Intesa BCI and Bancomext.

Financial Statements	Notes To Consolidated Financial Statements

These accusations were the subject (i) of an action brought by Bancomext in Italy before the Turin court and (ii) of an international arbitration proceeding initiated by Telan and ETECSA, in which they pleaded that performance was impossible owing to a Cuban legislative measure prohibiting actions aimed at satisfying Bancomext’s claim.

In the award issued on August 5, 2004, the arbitration board:

•	upheld ETECSA’s argument that it was neither a debtor of Bancomext nor a guarantor of Telan;

•

nonetheless determined that ETECSA was contractually required to satisfy the obligations towards Bancomext deriving from the loan agreement and therefore to restore the procedure envisaged for the payment of dividends belonging to Telan with a view to satisfying Bancomext.

This decision would oblige ETECSA to transfer around U.S.$147 million to Telan, paying the sum into an escrow account in Bancomext’s name.

On May 3, 2005, Bancomext therefore notified ETECSA and Telan of the award, together with a request for payment of an amount equal to the dividends distributed to Telan from April 2002. The related enforcement proceedings, initially undertaken by Bancomext against Telecom Italia, TI Sparkle and TIM following the declaration of the award’s effectiveness in Italy, were subsequently suspended.

In November 2005, at the conclusion of the first-degree trial initiated by Bancomext before the Italian courts, the Court of Turin ordered ETECSA to pay Bancomext damages of U.S.$168 million and to restore the mechanism for the payment of dividends belonging to Telan, as contractually provided.

Following the publication of the decision of the Court of Turin (which ETECSA nonetheless appealed), in December 2005 Bancomext applied to the Court of Milan (i) to convert the precautionary sequestration of the Company’s claims on ETECSA, which the Court of Turin had ordered in 2002 as a precautionary measure, into seizure and (ii) to assign Bancomext the sum of €2.8 million due to Telecom Italia, which was therefore paid to Bancomext in September 2006.

In October 2006, at Bancomext’s request, the High Court of Justice-Queen’s Bench Division in London enforced the judgment of the Turin Court referred to above by issuing an attachment order covering all ETECSA’s assets and claims in England and Wales up to GBP 100 million. ETECSA was also enjoined not to dispose of any other assets or claims, wherever located, up to the same amount.

Lastly, in November 2006 the Paris Court of Appeal upheld ETECSA’s request to declare the above-mentioned arbitration reward null and void. Accordingly, ETECSA applied to the Turin Court of Appeal for the revocation of the provisional enforceability of the judgment of the Court of Turin.

GREECE

On January 23, 2007, Telecom Italia, among others, received notice of a claim by TCS Capital Management LLC (TCS) before the United States District Court for the Southern District of New York.

TCS (previously a minority shareholder of Tim Hellas) claimed an indemnity for the losses it allegedly incurred following the sale of Tim International’s interest in Tim Hellas to certain investment funds (which are also called to respond) and the subsequent cash-out merger carried out by the funds, allegedly to the detriment of the interests of the minority shareholders of Tim Hellas.

TCS has requested the court to ascertain Telecom Italia’s violation of U.S. law, which is applicable because Tim Hellas is listed on NASDAQ and to order it to pay punitive damages and legal expenses in an amount to be established during the trial.

OTHER LIABILITIES RELATED TO THE DISPOSAL OF ASSETS AND EQUITY INTERESTS

As part of the major disposals of assets and companies in 2006 and in prior years, the Telecom Italia Group undertook to indemnify the buyers in the event of the companies incurring certain liabilities, normally up to a

Financial Statements	Notes To Consolidated Financial Statements

percentage of the purchase price. The amounts in question mainly refer to contingent liabilities arising from guarantees contained in the contracts and disputes in the legal, tax, social security and labour law fields.

The financial statements for the year ended December 31, 2006 report €200 million of provisions charged in respect of these potential obligations. The additional guarantees related to the above-mentioned disposals, which are considered to represent a remote risk, amounted to approximately €700 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, so that it is not possible to estimate the amount that the Company might be requested to pay.

b)    Contingent assets

APPEAL AGAINST PAYMENT OF LICENCE FEES FOR 1998

With reference to the appeals submitted by Telecom Italia and TIM regarding their right to the restitution of the licence fees they paid for 1998 (€386 million for Telecom Italia and €143 million for TIM plus interest), in May 2006 the Lazio Administrative Court applied to the European Court of Justice for a ruling on the compatibility with Community law of Article 20 of Law No. 488/1998, which, in an already liberalized market, had extended the obligation to pay the licence fee to 1998. The Italian court considered this provision to be potentially in conflict with Directive 97/13 and therefore to fall within the scope of the European Court’s decision on the illegitimacy of the levy provided for in Article 20.2 of Law No. 448/1998, as referred to above.

CONSIP AUCTION

In May 2006, Fastweb was awarded the contract in the auction held by Consip in 2005 for fixed telephony, IP connectivity and satellite data transmission services for governmental bodies.

With an appeal filed with the Lazio Administrative Court on July 6, 2006 Telecom Italia applied for the suspension and annulment of the award because of evident anomalies in the economic conditions of Fastweb’s bid. It also applied for the annulment of the Consip letters in which the application for access to the auction documentation was only partially granted. In fact Fastweb had requested that access be denied to all the tender documentation or at least to the percentage division between local loop unbundling and carrier pre-selection services and the list showing the geographical distribution and date of takeover of unbundled lines. In examining the application for the suspension of the award, the court upheld the petition for access to the auction documentation filed by Fastweb.

On the basis of the documentation subsequently acquired, Telecom Italia filed a document with additional grounds for opposing the acts of the auction committee.

On November 13, 2006 the court ordered a technical appraisal of the overall reliability of the assessment of non-abnormality put forward by the auction committee against Fastweb. The technical appraisal began in December 2006 and was completed with the filing of the related report on March 28, 2007.

H3G

In July 2006, Telecom Italia notified H3G Italia of the beginning of an arbitration proceeding on the basis of the arbitration clause contained in the agreements concluded between the parties in February 2004 and subsequently supplemented in May 2005. These agreements govern, among other things, the prices for mobile network termination on a reciprocal basis.

The dispute has its origin in H3G’s position regarding the contractual amounts payable, which it claims have been modified in its favour by the evolution of the regulatory framework.

Consequently, Telecom Italia has called for verification, through arbitration, of H3G’s failure to fulfill its contractual obligations and the determination of the amount of the losses H3G must make good.

Financial Statements	Notes To Consolidated Financial Statements

ACTIONS BROUGHT AGAINST OTHER OPERATORS FOR UNFAIR COMPETITION AND VIOLATION OF PRIVACY

In October 2006, Telecom Italia submitted an urgent petition to the Rome court, accusing Fastweb, Wind and Tele2 of unfair competition. In particular, it applied for the court to declare that the three companies’ telemarketing policies violated competition rules because they were based on indiscriminate telephone calls to Telecom Italia’s customers, including some whose numbers were not listed and others who had not consented to such contacts (and who therefore should not have been contactable for telephone promotions).

Despite recognizing the legal validity of Telecom Italia’s arguments as a matter of law, in December 2006, the court dismissed the claim on the grounds that it failed to adequately prove that Telecom Italia’s competitors had actually used Telecom Italia’s customers personal data without their prior consent. In January 2007, Telecom Italia submitted an appeal against the court’s order accompanied by the evidence whose absence had led to the dismissal of the petition by the lower court.

The circumstances that led to the above-mentioned petition have also been reported to the Privacy Regulator.

* * *

EMPLOYEE BENEFIT OBLIGATIONS UNDER LAW No. 58/1992

Pursuant to Law No. 58/1992 Telecom Italia is required to provide full national insurance coverage for all the employees of Stet, Sip, Italcable and Telespazio as of February 20, 1992 as well as for all employees transferred from the public administration to the former Iritel through the “Telephone Companies Employees Social Security Fund”, which on January 1, 2000 became part of the general Employees Pension Fund.

At the present time, the amount of the liability can be estimated only roughly due to disagreements with the National Social Security Institute (INPS) regarding the calculation of the amounts due and the fact that at December 31, 2006 INPS had not yet notified the Company of all the positions to be covered.

The dispute with INPS concerns the application of the criteria established by Law No. 29/1979 for those employees (except for those of the former Iritel) who had already applied for benefits pursuant to this law and which had not been processed by INPS. The parties have agreed that the differences in interpretation shall be settled through test appeals before the ordinary magistrate, with recourse to the Court of Appeals being waived for a final determination of the law in question. While proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS, subject to subsequent equalization adjustments if the Courts ultimately accept the Company’s interpretation. The amounts due were calculated by INPS and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests.

The principal amount of the liability attributable to Telecom Italia as of December 31, 2006 was €924 million recorded under “Payables to social security authorities” item (€881 million as principal amount and €43 million as accrued interest, not yet paid), including €215 million due in the short-term.

c)    Commitments and other guarantees

Guarantees provided amounted to €330 million, net of €180 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of associates (€102 million) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I and the 49.47% interest in Tiglio II have been pledged to the banks that financed the two associates.

Purchase and sale commitments at December 31, 2006 amounted to €455 million and €2 million, respectively, and referred to the part of commitments not falling within the normal “operating cycle” of the Group still to be fulfilled.

Financial Statements	Notes To Consolidated Financial Statements

The purchase commitments consisted mainly of:

–	€164 million of property leasing rentals under contracts lasting more than 6 years;

–	€242 million of orders to suppliers of Telenergia in relation to the electricity supply agreements reached with Endesa;

–	€17 million for the purchase by Telecom Italia Media Broadcasting of radio and television equipment in Sicily.

Companies included in the scope of the consolidation issued letters of patronage for a total of €141 million, chiefly on behalf of associates to guarantee insurance policies, lines of credit and overdraft arrangements.

Guarantees provided by third parties for obligations of Group companies referred to loans (€1,934 million) and the performance of contracts (€295 million). The total included sureties issued by BBVA for €817 million, by Sanpaolo IMI for €420 million, by Sumitomo for €73 million, Bank of Tokyo—Mitsubishi UFJ for €86 million, and Banco Santander for €86 million in respect of EIB loans for the following projects: Tim Mobile Network, Telecom Italia Breitband Infrastruktur Deutschland and Telecom Italia Media Digital Network.

NOTE 27—REVENUES

Revenues amount to €31,275 million in 2006, €29,919 million in 2005 and €28,292 million in 2004, showing an increase of €1,356 million in 2006 compared to 2005 (or 4.5%) and an increase of €1,627 million in 2005 compared to 2004 (or 5.7%).

Details of revenues are as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Sales:
• telephone products		2,002	1,952	1,595
• other sales		388	362	584

	(A)	2,390	2,314	2,179

Services:
• traffic		16,607	15,810	14,960
• subscription charges		8,111	8,133	7,837
• fees		400	359	327
• Value Added Services (VAS)—mobile telecommunications		1,967	1,641	1,314
• fixed fee for recharging prepaid cards		738	737	617
• other services		1,022	850	882

	(B)	28,845	27,530	25,937

Revenues on construction contracts	(C)	40	75	176

Total	(A+B+C)	31,275	29,919	28,292

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to €5,721 million in 2006, (up 18.5%), €4,829 million in 2005 (up 13.9%) and €4,241 million in 2004.

In 2006, the increase in the amount due to other TLC operators of €892 million reflects the positive impact of €262 million deriving from changes in operations and regulations regarding the interconnection relationships among the mobile telephone operators in the Brazilian market starting from July 2006 (similarly, there was an increase in costs for the portion to be paid to other TLC operators).

In 2005, the increase of €588 million is mainly a result of the increase of revenues.

For a breakdown of revenues by business/geographical segment, reference should be made to “Note 40-Segment information”.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 28—OTHER INCOME

Other income amounted to €606 million in 2006, €678 million in 2005 and €1,099 million in 2004, showing a decrease of €72 million in 2006 compared to 2005 and a decrease of €421 million in 2005 compared to 2004.

Details of other income are as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Compensation for late payment of regulated telephone services	91	105	85
Release of provisions and other liabilities	179	228	162
Recovery of costs of personnel and services rendered	60	56	35
Capital grants and grants related to income	42	47	64
Damage compensations and penalties	52	35	32
Income from release of prior TLC operating fee	—	—	546
Other income	182	207	175

Total	606	678	1,099

NOTE 29—PURCHASES OF MATERIALS AND EXTERNAL SERVICES

Purchases of materials and external services amounted to €14,191 million in 2006, €12,937 million in 2005 and €11,812 million in 2004, showing an increase of €1,254 million in 2006 (or 9.7%) compared to 2005 and an increase of €1,125 million in 2005 (or 9.5%) compared to 2004.

Details are as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Purchases of materials and merchandise for resale	(A)	2,578	2,506	2,203

Costs of services:
Revenues due to other TLC operators		5,721	4,829	4,241
Commissions, sales commissions and other selling expenses		1,511	1,263	1,006
Advertising and promotion expenses		584	593	504
Professional consulting and services		480	530	608
Utilities		421	308	244
Maintenance		350	339	395
Outsourcing costs for other services		267	256	244
Mailing and delivery expenses for telephone bills, directories and other materials to customers		106	90	64
Other service expenses		1,130	1,119	1,355

	(B)	10,570	9,327	8,661

Lease and rental costs:
Property lease rents		560	641	624
TLC circuit lease rents and rents for use of satellite systems		271	274	154
Other lease and rental costs		212	189	170

	(C)	1,043	1,104	948

Total	(A+B+C)	14,191	12,937	11,812

NOTE 30—PERSONNEL COSTS

Personnel costs amount to €3,801 million in 2006, €4,142 million in 2005 and €3,852 million in 2004, showing a decrease of €341 million in 2006 (or 8.2%) compared to 2005 and an increase of €290 million in 2005 (or 7.5%) compared to 2004.

Financial Statements	Notes To Consolidated Financial Statements

Personnel costs (which include, among others, costs relating to defined contribution plans) consist of the following:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Personnel costs at payroll:
Wages and salaries		2,625	2,600	2,595
Social security contributions		796	813	812
Employee severance indemnities		146	168	183
Other employee-related costs		71	88	64

	(A)	3,638	3,669	3,654

Temp work costs	(B)	55	52	38

Miscellaneous expenses for personnel and for other labor-related services rendered:
Remuneration of personnel other than employees		18	18	17
Charges for termination benefit incentives plans		76	394	143
Other		14	9	—

	(C)	108	421	160

Total	(A+B+C)	3,801	4,142	3,852

In 2006, the decrease of €341 million is principally due to a reduction in accruals and expenses recorded in 2005 for employee termination benefit incentive plans and, to a lesser extent, the reduction of personnel costs at payroll and temp work costs which fell by €28 million (-0.8%).

The decrease in the charge for employee severance indemnities is due to the effect of the actuarial calculation of the provision for employee severance indemnities and the turnover of personnel working at the Italian companies of the Group.

Other employee-related costs in 2006 include €1 million for the valuation of stock options and €22 million for other benefits to employees.

In 2005, the increase of €290 million was principally due to charges for termination benefit incentive plans, which increased by €251 million; excluding these charges personnel costs would have increased by 1.0%.

The decrease in the charge for employee severance indemnities is due to the effect of the actuarial calculation of the provision for employee severance indemnities and the turnover of personnel working at the Italian companies of the Group.

Other employee-related costs in 2005 included €4 million for the valuation of stock options and €81 million for other benefits to employees.

The average equivalent number of salaried personnel, excluding those of discontinued operations/assets held for sale and including personnel with temp work contracts, is 79,993 in 2006, 79,869 in 2005 and 79,602 in 2004. A breakdown by category is as follows:

	Year ended December 31,
	2006	2005	2004
	(units)
Executives	1,384	1,541	1,592
Middle management	5,065	4,744	4,597
White collars	70,748	70,375	70,540
Blue collars	417	722	920

Total employees at payroll	77,614	77,382	77,649
Personnel with temp work contracts	2,379	2,487	1,953

Total employees	79,993	79,869	79,602

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2006, the number of employees, excluding those relating to discontinued operations/assets held for sale is 83,209 (85,484 at December 31, 2005) with a decrease of 2,275.

Employees by segment are analyzed in “Note 40-Segment information”.

NOTE 31—OTHER OPERATING EXPENSES

Other operating expenses amount to €1,543 million in 2006, €1,468 million in 2005 and €1,603 million in 2004, showing an increase of €75 million in 2006 (or 5.1%) compared to 2005 and a decrease of €135 million in 2005 (or 8.4%) compared to 2004.

Details are as follows:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Impairments and charges for bad debts	564	521	498
Provision for risks and charges	107	71	289
TLC operating fees	236	181	114
Taxes on revenues of South American companies	222	178	112
Duties and indirect taxes	156	141	153
Association fees and dues	16	19	18
Other expenses	242	357	419

Total	1,543	1,468	1,603

NOTE 32—CAPITALIZED INTERNAL COSTRUCTION COSTS

Capitalized internal construction costs amount to €496 million in 2006, €471 million in 2005 and €713 million in 2004, showing an increase of €25 million in 2006 (or 5.3%) compared to 2005 and a decrease of €242 million in 2005 (or 33.9%) compared to 2004.

Capitalized internal construction costs consist of the following:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Capitalized internal construction costs on:
• Intangible assets with a finite life	318	287	522
• Property, plant and equipment owned	178	184	191

Total	496	471	713

NOTE 33—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amount to €5,487 million in 2006, €5,232 million in 2005 and €4,808 million in 2004, showing an increase of €255 million in 2006 (or 4.9%) compared to 2005 and an increase of €424 million in 2005 (or 8.8%) compared to 2004.

Financial Statements	Notes To Consolidated Financial Statements

Details of depreciation and amortization are as follows:

			Year ended December 31,
			2006	2005	2004
			(millions of Euro)
Amortization of intangible assets with a finite life:
Industrial patents and intellectual property rights			1,760	1,414	1,106
Concessions, licenses, trademarks and similar rights			310	253	224
Other intangible assets			110	17	16

	(A	)	2,180	1,684	1,346

Depreciation of tangible assets owned:
Civil and industrial buildings			48	103	103
Plant and equipment			2,644	2,910	2,869
Manufacturing and distribution equipments			33	31	27
Aircrafts and ships			7	9	12
Other assets			446	363	313

	(B	)	3,178	3,416	3,324

Depreciation of tangible assets held under finance lease:
Civil and industrial buildings			99	93	93
Plant and equipment			1	1	—
Aircrafts and ships			4	4	4
Other assets			25	34	41

	(C	)	129	132	138

Total	(A+B+C	)	5,487	5,232	4,808

An analysis of depreciation and amortization by segment is presented in the “Note 40-Segment information”.

In 2006 the amortization of intangible assets with a finite life increased by €496 million, partly due to higher capital expenditures for the development of systems and new services as well as the effect of the change in the exchange rates of the Brazilian companies in the Mobile Business Unit.

The depreciation of tangible assets (owned and held in leasing) decreased in 2006 by €241 million. The decrease is due to the effects of the revision in 2006 of the depreciation rates of fixed and mobile network assets which was partially offset by increases due to higher capital expenditures for the development of infrastructures for the network and as support to the business as well as foreign exchange rate effects of the Brazilian companies in the Mobile Business Unit.

This revision of useful lives mainly related to the power supply systems and air-conditioning systems, whose estimated useful life was changed from 8 to 10 years, and transmission installations, whose estimated life went from 7 to 8 years for the mobile network and from 7 to 9 years for the fixed network. This led to a reduction in the depreciation charge for 2006 of €319 million.

In 2005, the increase in Depreciation and amortization of €424 million was in part due to the higher levels of amortizable assets (in particular Industrial patents and intellectual property rights) also as a result of the higher investments made in 2004 and 2005.

NOTE 34—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains (losses) on disposals of non-current assets amount to a gain of €95 million in 2006, a gain of €242 million in 2005 and a loss of €9 million in 2004, showing a decrease of €147 million in 2006 (or 60.7%) and an increase of €251 million in 2005.

Financial Statements	Notes To Consolidated Financial Statements

Details of gains (losses) on disposals of non-current assets are as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Gains realized on the disposal of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		165	283	17
Gains on the disposal of business segments		—	—	6
Gains on the disposal of investments in consolidated subsidiaries		27	—	4

	(A)	192	283	27

Losses incurred on the disposal of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		54	40	27
Losses on the disposal of business segments		9	—	—
Losses on the disposal of investments in consolidated subsidiaries		34	1	9

	(B)	97	41	36

Total gains (losses), net	(A-B)	95	242	(9)

In 2006, capital gains of €95 million on non-current assets, mainly include:

•

€135 million for gains, net of transaction charges, relating to the additional sales of properties by the Group in 2006 to the closed-end real estate investment funds Raissa and Spazio Industrial under the program for the sale of properties approved by the Board of Directors’ meeting held on December 21, 2005;

•	€27 million for the gain on the sale of the entire real estate investment held in Ruf Gestion;

•	€33 million for the loss on the sale of the entire investment in Telecom Italia Learning Services;

•	€9 million for the loss on the sale of the “Radiomaritime Activities” business and the net capital loss of €25 million on the sale of other non-current assets.

In 2005, capital gains (losses) on non-current assets include €264 million for the gain, net of incidental charges, realized on the contribution of 561 properties to the Fondo Raissa and 246 properties to the Fondo Spazio Industriale under the plan which calls for the sale of more than 1,300 properties for a total amount of about €1 billion. Additional details are disclosed in “Note 7-Tangible assets (owned and under finance leases)”.

NOTE 35—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

The impairment losses, net, amount to €21 million in 2006, €28 million in 2005 and €444 million in 2004, showing a decrease of €7 millions in 2006 (or 25%) compared to 2005 and a decrease of €416 million in 2005 compared to 2004.

Details are as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Impairment reversals on non-current assets:
Impairment reversals on intangible assets		—	1	—
Impairment reversals on tangible assets		—	—	10

	(A)	—	1	10

Impairment losses on non-current assets:
Impairment losses on goodwill		—	6	299
Other impairment losses on intangible assets		15	11	73
Other impairment losses on tangible assets		6	12	82

	(B)	21	29	454

Total	(A-B)	(21)	(28)	(444)

Financial Statements	Notes To Consolidated Financial Statements

In 2006, the impairment losses of non-current assets total €21 million and mainly refer to the Latin American Nautilus group following a revision of the prospects for the South American wholesale market.

In 2005, the impairment losses, net, totaled €28 million, of which €6 million was for the impairment of the goodwill relating to the Olivetti cash-generating unit and €10 million for the write-downs made by the companies of the Brazil Mobile Business Unit.

In 2004, the impairment losses, net, totaled €444 million and included €282 million related to the De Agostini transaction for the purchase of 40% of Finanziaria Web, as well as provisions and impairment losses on intangible and tangible assets (€162 million).

NOTE 36—FINANCIAL INCOME

Financial income amounts to €3,041 million in 2006, €3,144 million in 2005 and €2,224 million in 2004, showing a decrease of €103 million in 2006 (or 3.3%) compared to 2005 and an increase of €920 million in 2005 (or 41.4%) compared to 2004.

Details are as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Income from investments	(A)	240	95	212

Other financial income:
Income from financial receivables classified as non-current assets		9	15	19
Income from securities other than investments, classified as non-current assets		14	—	1
Income from securities other than investments, classified as current assets		19	31	52
Income other than the above:
– Interest income		243	219	164
– Foreign exchange gains		559	596	315
– Income from fair value hedging derivatives		474	465	290
– Reversal of the Reserve for fair value adjustments to cash flow hedging derivatives (interest rate component) to the statement of income		327	180	56
– Income from non-hedging derivatives		34	80	166
– Miscellaneous financial income		177	476	137

	(B)	1,856	2,062	1,200

Positive fair value adjustments :
Fair value hedging derivatives		34	693	88
Underlying financial assets and liabilities of fair value hedging derivatives		767	167	548
Non-hedging derivatives		143	124	148

	(C)	944	984	784

Impairment reversals on financial assets	(D)	1	3	28

Total	(A+B+C+D)	3,041	3,144	2,224

Income from investments (€240 million) in 2006 increased by €145 million compared to 2005 (€95 million) and mainly includes gains realized on the sale of the entire 4.99% holding in Neuf Télécom (€148 million) and the investment in Avea I.H.A.S (€72 million).

In 2005, such item (€95 million) referred to gains on the sale of C-Mobil (€61 million), Intelsat (€2 million) and Golden Lines (€5 million).

Financial Statements	Notes To Consolidated Financial Statements

In 2004, such income (€212 million) referred to the gain on the sale of the residual interest in Telekom Austria (€86 million) and the gain connected with the sale of the remaining stake in Mirror International (€85 million).

Foreign exchange gains (€559 million) decreased by €37 million in 2006 compared to 2005 (€596 million) and increased by €281 million in 2005 compared to 2004 (€315 million). Foreign exchange gains in 2006 are net of €313 million for the foreign exchange losses originating from the reversal of the Reserve for fair value adjustments to cash flow hedge derivatives to the statement of income (€21 million in 2005 and €178 million in 2004). The counterbalance of foreign exchange gains is represented by foreign exchange losses which amount to €586 million in 2006 (€538 million in 2005 and €336 million in 2004). Additional information is provided in the “Note 37-Financial expenses”.

Income from fair value hedging derivatives (€474 million) increased by €9 million compared to 2005 (€465 million) and by €175 million compared to 2004 (€290 million). Income from fair value hedge derivatives in 2006 includes €444 million on CCIRS contracts (€159 million in 2005) and €30 million on IRS contracts (€306 million in 2005).

The positive effect of the reversal of the Reserve for fair value adjustments to cash flow hedging derivatives (interest rate component) to the statement of income (€327 million) increased in 2006 by €147 million compared to 2005 (€180 million) and by €124 million in 2005 compared to 2004 (€56 million). This item in 2006 refers to CCIRS contracts for €269 million (€125 million in 2005) and IRS contracts for €58 million (€55 million in 2005).

Income from non-hedging derivatives (€34 million) in 2006 decreased by €46 million compared to 2005 (€80 million) and by €86 million in 2005 compared to 2004 (€166 million). Such item in 2006 refers to CCIRS contracts for €7 million (€6 million in 2005) and IRS contracts for €21 million (€56 million in 2005) and other derivative contracts for €6 million (€18 million in 2005).

Miscellaneous financial income (€177 million) in 2006 decreased by €299 million compared to 2005 (€476 million) and increased in 2005 by €339 million compared to 2004 (€137 million). The increase in 2006 is mainly due to the lower effect on income in 2006 (€121 million) compared to 2005 (€423 million) of the release to income of provisions recorded for sureties provided to the banks which had financed Avea I.H.A.S., since there was no longer a risk because the guarantees themselves were cancelled.

Positive fair value adjustments to fair value hedging derivatives (€34 million) decreased in 2006 by €659 million compared to 2005 (€693 million) and increased in 2005 by €605 million compared to 2004 (€88 million). The counterbalance of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedging derivatives which amount to €70 million in 2006, €689 million in 2005 and €88 million in 2004. Additional information is provided in the “Note 37-Financial expenses”.

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedging derivatives (€767 million) increased in 2006 by €600 million compared to 2005 (€167 million) and decreased in 2005 by €381 million compared to 2004 (€548 million). The counterbalance of this item is represented by negative fair value adjustments to the corresponding fair value hedging derivatives which amount to €758 million in 2006, €157 million in 2005 and €547 million in 2004. Additional information is provided in the “Note 37-Financial expenses”.

Positive fair value adjustments to non-hedging derivatives (€143 million) increased in 2006 by €19 million compared to 2005 (€124 million) and decreased in 2005 by €24 million compared to 2004 (€148 million). Such item in 2006 includes, in particular, €30 million for the fair value adjustment of the call option on Sofora shares (€45 million in 2005).

NOTE 37—FINANCIAL EXPENSES

Financial expenses amount to €5,014 million in 2006, €5,131 million in 2005 and 4,216 million in 2004, showing a decrease of €117 million in 2006 compared to 2005 and an increase in 2005 of €915 compared to 2004.

Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

			Year ended December 31,
			2006	2005	2004
			(millions of Euro)
Charges from investments	(A	)	—	—	—
Interest expenses and other borrowing costs:
Interest expenses and other costs relating to notes and bonds			1,889	2,056	2,064
Interest expenses to banks			363	296	45
Interest expenses to others			237	214	224

			2,489	2,566	2,333
Commissions			27	61	82
Foreign exchange losses			586	538	336
Charges from fair value hedging derivatives			364	264	152
Reversal of the Reserve for fair value adjustments of cash flow hedging derivatives (interest rate component) to the statement of income			326	255	155
Charges from non-hedging derivatives			69	170	114
Miscellaneous financial expenses			216	223	156

	(B	)	4,077	4,077	3,328

Negative fair value adjustments :
Fair value hedging derivatives			758	157	547
Underlying financial assets and liabilities of fair value hedges			70	689	88
Non-hedging derivatives			100	184	149

	(C	)	928	1,030	784

Impairment losses on financial assets (investments and securities other than investments)	(D	)	9	24	104

Total	(A+B+C+D	)	5,014	5,131	4,216

Interest expense and other borrowing costs relating to notes and bonds, and due to banks and others (€2,489 million), decreased in 2006 by €77 million compared to 2005 (€2,566 million) and increased in 2005 by €233 million compared to 2004 (€2,333 million). The decrease in 2006 mainly is the result of a reduction in the average debt exposure which was partially offset by the negative effect of a rise in interest rates on a portion of floating-rate debt, whereas the increase in 2005 is mainly due to the financing of the Cash Tender Offer on TIM shares.

Foreign exchange losses (€586 million) increased in 2006 by €48 million compared to 2005 (€538 million) and by €202 million in 2005 compared to 2004 (€336 million). Foreign exchange losses in 2006 are net of €23 million for the foreign exchange gains arising from the reversal of the Reserve for fair value adjustments of cash flow hedging derivatives to the statement of income (€341 million in 2005). The counterbalance of foreign exchange losses is represented by the Foreign exchange gains which amount to €559 million in 2006 (€596 million in 2005 and €315 million in 2004). Additional information is provided in “Note 36-Financial income”.

Charges from fair value hedging derivatives (€364 million) increased in 2006 by €100 million compared to 2005 (€264 million) and by €112 million in 2005 compared to 2004 (€152 million in 2004). Such charges in 2006 include €292 million on CCIRS contracts (€89 million in 2005) and €72 million on IRS contracts (€175 million in 2005).

The negative effect of the reversal of the Reserve for fair value adjustments of cash flow hedging derivatives (interest rate component) to the statement of income (€326 million) increased in 2006 by €71 million compared to 2005 (€255 million) and by €100 million compared to 2004 (€155 million). Such item, in particular, in 2006 refers to CCIRS contracts for €212 million (€138 million in 2005) and IRS contracts for €114 million (€117 million in 2005).

Financial Statements	Notes To Consolidated Financial Statements

Charges from non-hedging derivatives (€69 million) decreased in 2006 by €101 million compared to 2005 (€170 million) and increased in 2005 by 56 million compared to 2004 (€114 million). Such charges in 2006 include €32 million on CCIRS contracts (€121 million in 2005), €23 million on IRS contracts (€22 million in 2005) and €14 million on other derivative contracts (€28 million in 2005).

Negative fair value adjustments to fair value hedging derivatives (€758 million) increased in 2006 by €601 million compared to 2005 (€157 million) and decreased in 2005 by €390 million compared to 2004 (€547 million). The counterbalance of this item is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedging derivatives which amount to €767 million in 2006, €167 million in 2005 and €548 million in 2004. Additional information is provided in “Note 36-Financial income”.

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedging derivatives (€70 million) decreased in 2006 by €619 million compared to 2005 (€689 million) and increased in 2005 by €601 million compared to 2004 (€88 million). The counterbalance of this item is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives which amount to €34 million in 2006 (€693 million in 2005 and €88 million in 2004). Additional information is provided in “Note 36-Financial income”.

Negative fair value adjustments to non-hedging derivatives (€100 million) decreased in 2006 by €84 million compared to 2005 (€184 million) and increased in 2005 by €35 million compared to 2004 (€149 million).

NOTE 38—INCOME TAXES

Income taxes for the years ended December 31, 2006, 2005 and 2004 are detailed as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Current taxes for the year		760	1,017	1,387
Current taxes for prior years		15	29	10
Reversal of prior years income tax liabilities		(93)	(37)	(16)

Total current taxes		682	1,009	1,381
Deferred taxes		1,837	1,386	1,273

Total income taxes on continuing operations	(A)	2,519	2,395	2,654

Current taxes for the year		—	23	79
Deferred taxes		—	8	16

Total income taxes on discontinued operations/assets held for sale	(B)	—	31	95

Total income taxes for the year	(A+B)	2,519	2,426	2,749

Incomes taxes on discontinued operations/assets held for sale are classified in the statement of income in “Net income (loss) from discontinued operations/assets held for sale”.

Financial Statements	Notes To Consolidated Financial Statements

Income before taxes and the income tax charge for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
Income before taxes:
• from continuing operations		5,515	5,535	5,606
• from discontinued operations/assets held for sale		7	581	(23)

Total income before taxes		5,522	6,116	5,583
Of which:
• Italy		5,296	5,789	6,153
• Abroad		226	327	(570)

Current taxes:
• Italy		641	957	1,359
• Abroad		41	75	101

Total current taxes	(A)	682	1,032	1,460

Deferred taxes:
• Italy		1,775	1,457	1,227
• Abroad		62	(63)	62

Total deferred taxes	(B)	1,837	1,394	1,289

Total income taxes	(A+B)	2,519	2,426	2,749

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Income taxes:
• from continuing operations	2,519	2,395	2,654
• from discontinued operations/assets held for sale	—	31	95

Total income taxes	2,519	2,426	2,749

The reconciliation of the income taxes on the pretax income of the Group at the tax rate in force and at the effective tax rate for the years ended December 31, 2006, 2005 and 2004 is the following:

	Year ended December 31,
	2006		2005		2004
	(millions of Euro)	rate	(millions of Euro)	rate	(millions of Euro)	rate
Income before taxes	5,522		6,116		5,488

Taxes calculated at the 33% tax rate in force	1,822	33%	2,018	33%	1,811	33%
Tax losses for the year not considered recoverable	127	2%	81	1%	168	3%
Tax losses not considered recoverable in previous years and recovered during the year	(39)	(1%)	(3)	—	(15)	—
Deferred tax benefits not recorded in prior years and considered recoverable during the year	(7)	—	(21)	—	(161)	(3%)
Reversal of the provision for deferred taxes	—	—	(136)	(2%)	—	—
Non-deductible costs	57	1%	156	3%	290	5%
Other net differences	31	1%	(180)	(3%)	(84)	(1%)
IRAP and other taxes calculated on a different basis other than income before taxes	528	10%	511	8%	740	13%

Total effective taxes recognized in the statement of income	2,519	46%	2,426	40%	2,749	50%

Financial Statements	Notes To Consolidated Financial Statements

Subsequent to the enactment of Legislative Decree No. 10 dated February 15, 2007, it became possible to recover withholding taxes improperly withheld by the Parent, Telecom Italia, on the companies of the Group residing in the European Union, for an amount of approximately €133 million. Therefore, this amount will be recognized in the 2007 statement of income as deduction from the tax charge.

NOTE 39—EARNINGS PER SHARE

The potential shares originating from the conversions of stock options and convertible bonds have an anti-dilutive effect and therefore the corresponding shares have not been considered in the calculation of earnings per share.

The additional dividends (at an invariable amount of €0.011 per share) due conventionally to the savings shares were entirely allocated to continuing operations.

			Year ended December 31,
			2006	2005	2004
Basic and Diluted Earnings Per Share
Net income attributable to equity holders of the Parent			3,014	3,216	1,815
Less: additional dividend per Savings Shares (€0.011 per share)			(66)	(65)	(64)

	(millions of Euro)		2,948	3,151	1,751

Weighted average number of Ordinary and Savings Shares	(million)		19,281	18,213	16,004

Basic and diluted earnings per share—Ordinary Shares			0.15	0.17	0.11
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro)		0.16	0.18	0.12

Basic and Diluted Earnings Per Share From Continuing Operations
Net income from continuing operations			3,007	2,666	1,933
Less: additional dividend per Savings Shares (€0.011 per share)			(66)	(65)	(64)

	(millions of Euro)		2,941	2,601	1,869

Weighted average number of Ordinary and Savings Shares	(millions)		19,281	18,213	16,004

Basic and diluted earnings per share from continuing operations—Ordinary Shares			0.15	0.14	0.12
Plus: additional dividend per Savings Shares (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	0.16	0.15	0.13

Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2006	2005	2004
Basic and Diluted Earnings Per Share From Discontinued Operations/Assets Held For Sale
Net income (loss) from discontinued operations/assets held for sale	(millions of Euro	)	7	550	(118)

Weighted average number of Ordinary and Savings Shares	(millions	)	19,281	18,213	16,004

Basic and diluted earnings (loss) per share from discontinued operations/assets held for sale—Ordinary Shares	(Euro	)	—	0.03	(0.01)

Basic and diluted earnings (loss) per share from discontinued operations/assets held for sale—Savings Shares	(Euro	)	—	0.03	(0.01)

Weighted average number of Ordinary Shares			13,254,860,233	12,283,195,845	10,208,327,613
Weighted average number of Savings Shares			6,026,120,661	5,930,204,164	5,795,921,069

Total			19,280,980,894	18,213,400,009	16,004,248,682

NOTE 40—SEGMENT INFORMATION

a)    Information by business segment

The disclosure by business segment has been modified to present the Brazil Mobile segment separately from the Domestic Mobile segment in light of the increasing importance of the Brazilian mobile business and the organizational changes that took place during 2006.

In order to facilitate the comparability of the data, the segment information presented for prior periods has been reclassified for purposes of comparison.

The accounting representation by business segment is as follows:

•	Wireline

•	Domestic Mobile

•	Brazil Mobile

•	Media

•	Olivetti

•	Other activities

Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME BY BUSINESS SEGMENT

	Wireline			Domestic Mobile			Brazil Mobile			Media			Olivetti			Other activities			Adjustments and eliminations			Consolidated Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(millions of Euro)
Third-party revenues	16,426	16,356	15,843	9,939	9,776	9,661	3,959	2,895	1,795	197	176	165	385	400	536	369	316	292	—	—	—	31,275	29,919	28,292
Intragroup revenues	1,369	1,478	1,665	271	300	262	5	5	5	10	4	3	55	52	54	1,194	1,005	997	(2,904)	(2,844)	(2,986)	—	—	—

Revenues by segment	17,795	17,834	17,508	10,210	10,076	9,923	3,964	2,900	1,800	207	180	168	440	452	590	1,563	1,321	1,289	(2,904)	(2,844)	(2,986)	31,275	29,919	28,292
Other income	269	302	619	177	162	234	65	30	150	13	11	20	27	22	18	102	227	150	(47)	(76)	(92)	606	678	1,099

Total operating revenues and other income	18,064	18,136	18,127	10,387	10,238	10,157	4,029	2,930	1,950	220	191	188	467	474	608	1,665	1,548	1,439	(2,951)	(2,920)	(3,078)	31,881	30,597	29,391

Purchases of materials and external services	(7,692)	(7,426)	(6,864)	(4,837)	(4,529)	(4,387)	(2,210)	(1,804)	(1,259)	(213)	(200)	(161)	(397)	(388)	(443)	(1,715)	(1,386)	(1,361)	2,873	2,796	2,663	(14,191)	(12,937)	(11,812)
Personnel costs	(2,635)	(2,827)	(2,673)	(469)	(548)	(517)	(208)	(159)	(114)	(76)	(75)	(69)	(91)	(100)	(111)	(324)	(456)	(391)	2	23	23	(3,801)	(4,142)	(3,852)
of which employee severance indemnities	(110)	(122)	(139)	(17)	(30)	(19)	—	—	—	(3)	(3)	(3)	(4)	(5)	(6)	(12)	(8)	(16)	—	—	—	(146)	(168)	(183)
Other operating expenses	(639)	(560)	(1,016)	(147)	(131)	(110)	(642)	(509)	(319)	(14)	(12)	(27)	(11)	(11)	(25)	(112)	(273)	(144)	22	28	38	(1,543)	(1,468)	(1,603)
of which charge for bad debts and provision for risks and charges	(437)	(358)	(612)	(38)	(44)	(46)	(174)	(130)	(70)	(3)	(4)	(4)	(9)	(6)	(16)	(10)	(50)	(39)	—	—	—	(671)	(592)	(787)
Changes in inventories	(6)	(30)	38	38	6	—	(19)	8	(7)	(1)	3	1	(1)	9	(1)	(3)	—	(4)	—	—	—	8	(4)	27
Capitalized internal construction costs	382	357	311	70	50	38	—	—	—	1	2	4	—	1	—	—	1	—	43	60	360	496	471	713
Depreciation and amortization	(3,010)	(3,125)	(3,084)	(1,296)	(1,224)	(1,165)	(930)	(645)	(382)	(55)	(38)	(28)	(18)	(16)	(16)	(235)	(248)	(211)	57	64	78	(5,487)	(5,232)	(4,808)
Gains (losses) on disposals of non-current assets	(47)	(25)	(3)	(3)	2	—	1	(2)	(3)	1	(1)	1	1	—	8	142	268	10	—	—	(22)	95	242	(9)
Impairment reversals (losses) on non-current assets	(21)	(12)	(127)	(1)	(8)	(6)	—	(9)	(3)	—	—	(2)	—	(7)	(3)	—	(1)	(30)	1	9	(273)	(21)	(28)	(444)

Operating income	4,396	4,488	4,709	3,742	3,856	4,010	21	(190)	(137)	(137)	(130)	(93)	(50)	(38)	17	(582)	(547)	(692)	47	60	(211)	7,437	7,499	7,603

Share of profit (losses) of investments accounted for using the equity method	(1)	2	1	—	—	—	—	—	—	—	—	—	—	—	—	52	21	(6)	—	—	—	51	23	(5)
Financial income																						3,041	3,144	2,205
Financial expenses																						(5,014)	(5,131)	(4,197)

Income from continuing operations before taxes																						5,515	5,535	5,606
Income taxes																						(2,519)	(2,395)	(2,654)

Net income from continuing operations																						2,996	3,140	2,952
Net income (loss) from discontinued operations /assets held for sale																						7	550	(118)

Net income for the year																						3,003	3,690	2,834
of which:
– Net income attributable to equity holders of the Parent																						3,014	3,216	1,815
– Net income (loss) attributable to Minority Interests																						(11)	474	1,019

Financial Statements	Notes To Consolidated Financial Statements

Capital expenditure information by business segment

	Wireline			Domestic Mobile			Brazil Mobile			Media			Olivetti			Other activities			Adjustments and eliminations			Consolidated Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(millions of Euro)
Intangible assets	1,121	851	1,017	608	605	648	357	244	116	56	38	23	—	1	1	73	54	77	(28)	(8)	—	2,187	1,785	1,882
Tangible assets	1,881	1,972	1,432	538	671	821	342	598	701	29	27	16	10	18	14	127	102	136	—	—	—	2,927	3,388	3,120

Total	3,002	2,823	2,449	1,146	1,276	1,469	699	842	817	85	65	39	10	19	15	200	156	213	(28)	(8)	—	5,114	5,173	5,002

Employees at the year end by business segment

	Wireline		Domestic Mobile		Brazil Mobile		Media		Olivetti		Other activities		Consolidated Total
	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005
	(number of employees)
Employees(*)	55,705	56,987	11,218	11,720	9,531	9,043	919	886	1,428	1,750	4,408	5,098	83,209	85,484

(*)	Employees at year end do not take account of those relating to Discontinued Operations/Assets held for sale.

Other information by business segment

	Wireline		Domestic Mobile		Brazil Mobile		Media		Olivetti		Other activities		Adjustments and eliminations		Consolidated Total
	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005
	(millions of Euro)
Operating assets by segment	34,597	35,561	34,714	35,797	5,379	5,627	646	591	323	305	2,476	4,113	(533)	(3,193)	77,602	78,801
Investments accounted for using the equity method	7	7	—	—	—	—	—	—	1	1	480	773	—	—	488	781
Discontinued operations/assets held for sale															235	528
Unallocated assets															11,132	15,900

Total assets															89,457	96,010

Operating liabilities by segment	9,210	9,646	3,542	4,467	1,277	1,605	189	201	257	252	1,059	2,659	(424)	(2,882)	15,110	15,948
Liabilities relating to discontinued operations/assets held for sale															—	285
Unallocated liabilities															47,249	52,792
Equity															27,098	26,985

Total equity and liabilities															89,457	96,010

Financial Statements	Notes To Consolidated Financial Statements

Key economic and other data referring to discontinued operations/assets held for sale:

		Discontinued operations/assets held for sale
		Mobile(1)	Media(2)	Entel Chile group	IT Market	Sub Total	Other, adjustments and eliminations(3)	Total
		(millions of Euro, except number of employees)
Revenues	2006	121	—	—	—	121	(1)	120
	2005	734	126	238	289	1,387	(53)	1,334
	2004	1,177	127	925	706	2,935	(142)	2,793

Operating income (loss)(3)	2006	15	—	—	—	15	(8)	7
	2005	60	4	36	(3)	97	506	603
	2004	125	4	96	21	246	(202)	44

Net income (loss) from discontinued operations/ assets held for sale	2006	15	—	—	—	15	(8)	7
	2005	28	1	26	(11)	44	506	550
	2004	58	1	49	(7)	101	(219)	(118)

Capital expenditures	2006	10	—	—	—	10	—	10
	2005	87	3	27	5	122	—	122
	2004	200	2	141	28	371	—	371

Number of employees at year-end	2006	—	—	—	—	—	—	—
	2005	863	184	—	—	1,047	—	1,047
	2004 adjusted(4)	2,961	195	4,216	4,030	11,402	—	11,402
	2004	841	—	—	4,030	4,871	—	4,871

(1)	Includes: Tim Hellas (sold at the beginning of June 2005), Tim Perù (sold in August 2005) and Digitel Venezuela (sold in May 2006).

(2)	Includes the Gruppo Buffetti (sold in January 2006).

(3)	Adjustments and eliminations relating to the operating income (loss) include, among other things:

–

2006:    the gain net of the related incidental charges and provisions for risks and charges on the sale of Digitel Venezuela (€22 million) and a provision relating to Tim Hellas, a company sold in 2005 (€30 million);

–

2005:    the gain on the sale of Tim Hellas (€410 million, net of the related incidental charges) and Tim Perù (€120 million), as well as other losses and incidental charges relating to the sale of the Entel Chile group and the Finsiel Group (€24 million);

–	2004: the adjustment of the estimated selling price of the Entel Chile group (a loss of €177 million) and the Finsiel group (a loss of €28 million).

(4)

The numbers of employees at December 31, 2006 and at December 31, 2005 are compared both with the adjusted number of employees at December 31, 2004 (which considers as discontinued operations / assets held for sale the same companies considered as such at December 31, 2006 and 2005, namely: the Finsiel Group, Digitel Venezuela, the Entel Chile group, Tim Hellas, Tim Perù and Gruppo Buffetti) and with the historical number of employees at December 31, 2004 (which considers as discontinued operations / assets held for sale the Finsiel Group and Digitel Venezuela).

b)    Information by geographical segment:

Geographical segment information on revenues by geographical location of the Group’s customers:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Italy	23,306	23,754	23,736
Europe (excluding Italy)	2,946	2,265	1,746
Latin America	4,220	3,147	2,036
Other countries	803	753	774

Total	31,275	29,919	28,292

Financial Statements	Notes To Consolidated Financial Statements

Operating assets by geographical segment:

	2006	2005
	(millions of Euro)
Italy	70,152	71,070
Europe (excluding Italy)	1,780	1,724
Latin America	5,650	5,962
Other countries	20	45

Total	77,602	78,801

Capital expenditures in tangible and intangible assets by geographical segment:

	2006	2005	2004
	(millions of Euro)
Italy	3,918	3,992	3,955
Europe (excluding Italy)	467	313	204
Latin America	719	861	835
Other countries	10	7	8

Total	5,114	5,173	5,002

Employees by geographical segment:

	Executives	Middle management	White collars	Blue collars	Personnel with temp work contracts	Total at December 31, 2006	Total at December 31, 2005
	(number of employees at year—end)
Italy	1,207	4,277	61,262	431	1,646	68,823	71,987
Europe (excluding Italy)	41	442	2,262	—	626	3,371	2,820
Latin America	45	357	10,152	—	382	10,936	10,604
Other countries	9	36	34	—	—	79	73

Total	1,302	5,112	73,710	431	2,654	83,209	85,484

Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither qualifiable unusual nor atypical but fall whithin the ordinary business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The balances relating to transactions with related parties and the effects of these amounts on the statement of income and the statement of cash flows for the years ended December 31, 2006, 2005 and 2004 and the balance sheet as of December 31, 2006 and 2005 are presented in the following tables:

	Transactions with related parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(millions of Euro)
Revenues
Of which attributable to transactions with:
• associates and joint-ventures	270	336	310
• subsidiaries of associates and joint-ventures	176	104	13
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	18	33	40
• post-employment benefit plans	—	—	—

	464	473	363
Transactions of Discontinued Operations with related parties	—	(10)	—

Total net of Discontinued Operations	464	463	363	31,275	29,919	28,292	1.5	1.5	1.3

Other income
Of which related to transactions with:
• associates and joint-ventures	6	6	5
• subsidiaries of associates and joint- ventures	1	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—	1
• post-employment benefit plans	—	—	—
	7	6	6

Total, net of Discontinued Operations	7	6	6	606	678	1,099	1.2	0.9	0.5

Purchases of material and external services
Of which related to transactions with:
• associates and joint- ventures	103	266	403
• subsidiaries of associates and joint- ventures	61	36	29
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	93	112	120
• post-employment benefit plans	—	—	—

	257	414	552
Transactions of Discontinued Operations with related parties	—	(5)	—

Net of Discontinued Operations	257	409	552	14,191	12,937	11,812	1.8	3.2	4.7

Financial Statements	Notes To Consolidated Financial Statements

	Transactions with related parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(millions of Euro)
Personnel costs
Of which related to transactions with:
• associates and joint- ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	—	—	—
• post-employment benefit plans	25	23	20
• remuneration to managers with key responsibilities	33	25	28

	58	48	48	3,801	4,142	3,852	1.5	1.2	1.2

Other operating expenses
Of which related to transactions with:
• associates and joint- ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	6	—	1
• post-employment benefit plans	—	—	—

	6	—	1	1,543	1,468	1,603	0.4	—	0.1

Financial income
Of which related to transactions with:
• associates and joint- ventures	1	2	5
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	—	—	—
• post-employment benefit plans	—	—	—

	1	2	5	3,041	3,144	2,205	0.0	0.1	0.2

Financial expenses
Of which related to transactions with:
• associates and joint- ventures	27	32	60
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	—	—	—
• post-employment benefit plans	—	—	—

	27	32	60	5,014	5,131	4,197	0.5	0.6	1.4

Financial Statements	Notes To Consolidated Financial Statements

	Transactions with related parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(millions of Euro)
Capital expenditure for intangible and tangible assets on an accrual basis
Of which related to transactions with:
• associates and joint- ventures	144	147	71
• subsidiaries of associates and joint- ventures	338	319	324
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	61	69	24
• post-employment benefit plans	—	—	—

	543	535	419	5,114	5,173	5,002	10.6	10.3	8.4

Dividends paid to third parties
Of which related to transactions with:
• associates and joint- ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	348	264	140
• post-employment benefit plans	—	6	1

	348	270	141	2,997	2,328	2,780	11.6	11.6	5.1

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2006	2005	2006	2005	2006	2005
	(millions of Euro)
Securities, financial receivables and other non-current financial assets
Of which related to transactions with:
• associates and joint-ventures	24	24
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	24	24	691	996	3.5	2.4

Securities (Current assets)
Of which related to transactions with:
• associates and joint- ventures	—	—
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	—	—	812	378	—	—

Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2006	2005	2006	2005	2006	2005
	(millions of Euro)
Financial receivables and other current financial assets
Of which related to transactions with:
• associates and joint- ventures	1	—
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	1	—	433	509	0.2	—

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2006	2005	2006	2005	2006	2005
	(millions of Euro)
Cash and cash equivalents
Of which related to transactions with:
• associates and joint- ventures	1	14
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	1	14	7,219	10,323	0.0	0.1

Financial assets relating to discontinued operations/assets held for sale
Of which related to transactions with:
• associates and joint- ventures	—	—
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	—	—	—	37	—	—

Non-current financial liabilities
Of which related to transactions with:
• associates and joint- ventures	239	279
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	239	279	40,803	42,146	0.6	0.7

Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2006	2005	2006	2005	2006	2005
	(millions of Euro)
Current financial liabilities
Of which related to transactions with:
• associates and joint-ventures	148	124
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit plans	—	—

	148	124	5,653	9,812	2.6	1.3

Financial liabilities relating to discontinued operations/assets held for sale
Of which related to transactions with:
• associates and joint-ventures	—	—
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit	—	—

	—	—	—	143	—	—

Miscellaneous receivables and other non-current assets
Of which related to transactions with:
• associates and joint-ventures	10	15
• subsidiaries of associates and joint- ventures	—	—
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit	—	—

	10	15	871	825	1.1	1.8

Trade and miscellaneous receivables and other current assets
Of which related to transactions with:
• associates and joint-ventures	201	210
• subsidiaries of associates and joint- ventures	14	12
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	5	6
• post-employment benefit	—	—

	220	228	8,748	8,856	2.5	2.6

Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2006	2005	2006	2005	2006	2005
	(millions of Euro)
Miscellaneous payables and other non-current liabilities
Of which related to transactions with:
• associates and joint- ventures	—	—
• subsidiaries of associates and joint- ventures	23	10
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	—	—
• post-employment benefit	—	—

	23	10	1,857	2,113	1.2	0.5

Trade and miscellaneous payables and other current liabilities
Of which related to transactions with:
• associates and joint- ventures	99	116
• subsidiaries of associates and joint- ventures	58	103
• other related parties through Directors, Statutory Auditors and Managers with key responsibilities	27	43
• post-employment benefit	20	19

	204	281	11,596	12,157	1.8	2.3

The economic and financial effects of transactions with related parties on the consolidated financial statements of the Telecom Italia Group as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are presented below.

The following tables present the major economic, balance sheet and financial items and related transactions between companies consolidated line-by-line on one hand and associates and joint ventures on the other.

	Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€270 million	These mainly refer to revenues from Teleleasing S.p.A. €225 million, LI.SIT. S.p.A. €12 million, Shared Service Center Scrl €20 million, ETECSA €8 million, AVEA I.H.A.S. €1 million, Nordcom S.p.A. €1 million and Siemens Informatica S.p.A. €1 million.	€336 million	These mainly refer to revenues from Teleleasing S.p.A. €230 million, LI.SIT. S.p.A. €68 million, Shared Service Center S.c.r.l. €22 million, Golden Lines Ltd €3 million, ETECSA €6 million, AVEA I.H.A.S. €2 million and NordCom S.p.A. €2 million.	€310 million	These mainly refer to revenues from Teleleasing S.p.A. €200 million, LI.SIT. S.p.A. €50 million, Shared Service Center S.c.r.l. €32 million, Golden Lines Ltd €10 million, ETECSA €9 million, AVEA I.H.A.S. €1 million.

Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Other income	€6 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	€6 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	€5 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Purchases of materials and external services	€103 million

These refer mainly to costs for rent from Tiglio I S.r.l. €5 million, Tiglio II S.r.l. €3 million, for TLC services from ETECSA €6 million, AVEA I.H.A.S. €2 million, for maintenance and assistance contracts from Shared Service Center Scrl €27 million, for software and computer materials and for maintenance and assistance contracts from Siemens Informatica S.p.A. €17 million, for TLC equipment from Teleleasing S.p.A. €15 million, for sponsorship costs from Luna Rossa Challenge 2007 S.L. €17 million, for accessories and consumables from Baltea S.r.l. €4 million, for remote medicine services from Telbios S.p.A. €5 million and for software services from Nordcom S.p.A. €2 million.

€266 million

These refer mainly to costs for rent from Tiglio I S.r.l. €10 million, Tiglio II S.r.l. €12 million, for TLC services from ETECSA €90 million, AVEA I.H.A.S. €3 million, for maintenance and assistance contracts from Shared Service Center S.c.r.l. €34 million, for software and computer materials and for maintenance and assistance contracts from Siemens Informatica S.p.A. €52 million, for TLC equipment from Teleleasing S.p.A. €23 million, sponsorship costs from Luna Rossa Challenge 2007 S.L. €17 million, costs for accessories and consumables from Baltea S.r.l. €3 million, costs for remote medicine services from Telbios S.p.A. €3 million, cost for software services from Nordcom S.p.A. €1 million and transport costs from Eurofly Service S.p.A. €3 million.

€403 million

These refer mainly to costs for rent from Tiglio I S.r.l. €50 million, Tiglio II S.r.l. €26 million, for TLC services from ETECSA €123 million, for maintenance and assistance contracts from Shared Service Center S.c.r.l. €106 million, for software and computer materials and for maintenance and assistance contracts from Siemens Informatica S.p.A. €63 million, for TLC equipment from Teleleasing S.p.A. €15 million, costs for accessories and consumables from Baltea S.r.l. €4 million and costs for remote medicine services from Telbios S.p.A. €1 million, Telegono S.r.l. €1 million and AVEA I.H.A.S. €1 million.

Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Financial income	€1 million	This includes accrued interest income earned on loans granted to certain associates	€2 million	This includes accrued interest income earned on loans granted to certain associates.	€5 million	This includes accrued interest income earned on loans granted to certain associates.

Financial expenses	€27 million	These mainly refer to (i) interest expenses to Teleleasing S.p.A. €26 million for finance leases and (ii) interest expenses to Tiglio I S.r.l. €1 million.	€32 million

These mainly refer to interest expenses to Teleleasing S.p.A. €23 million, for finance leases and interest expenses to Tiglio I S.r.l. €4 million and Tiglio II S.r.l. €4 million, for sale and leaseback transactions.

€60 million

These mainly refer to interest expenses to Teleleasing S.p.A. €20 million, for finance leases and interest expenses to Tiglio I S.r.l. €29 million and Tiglio II S.r.l. €10 million for sale and leaseback transactions.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€144 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €77 million, Siemens Informatica S.p.A. €65 million and Telbios S.p.A. €1 million.	€147 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €84 million, Siemens Informatica S.p.A. €42 million, Telbios S.p.A. €1 million and Value Team S.p.A. €8 million.	€71 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €21 million, Siemens Informatica S.p.A. €50 million.

Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Securities, financial receivables and other non-current financial assets	€24 million	These refer to medium/long-term loans grants to Aree Urbane S.r.l. €24 million.	€24 million	These refer mainly to medium/long term loans grants to Aree Urbane S.r.l. €21 million and Tiglio II S.r.l. €3 million.

Miscellaneous receivables and other non-current assets	€10 million	These refer to receivables from LI.SIT S.p.A. €10 million for the residual additional paid-in capital paid.	€15 million	These refer to receivables from LI.SIT S.p.A. €15 million for the residual additional paid-in capital paid.

Financial Statements	Notes To Consolidated Financial Statements

Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous receivables and other current assets	€201 million

These refer mainly to receivables from LI.SIT. S.p.A. €120 million, Teleleasing S.p.A. €64 million, Luna Rossa Challenge 2007 S.L. €10 million, Shared Service Center S.c.r.l. €2 million, ETECSA €2 million, Telbios S.p.A. €1 million and Im.Ser S.r.l. €1 million.

€210 million

These refer mainly to receivables from LI.SIT. S.p.A. €109 million, Teleleasing S.p.A. €75 million, Luna Rossa Challenge 2007 S.L. €4 million, Shared Service Center S.c.r.l. €4 million, ETECSA €3 million, Telbios S.p.A. €1 million and Im.Ser S.r.l. €1 million. At December 31, 2005, there were also receivables from Avea IHAS €8 million, Tiglio II S.r.l. €3 million, NordCom S.p.A. €1 million and Tiglio I S.r.l. €1 million.

Financial receivables and other current financial assets	€1 million	These refer to loans made to Aree Urbane S.r.l..	—

Cash and cash equivalents	€1 million	These refer to treasury accounts with associates.	€14 million	These refer to treasury accounts with associates.

Non-current financial liabilities	€239 million

These refer to non-current financial payables for finance leases (i) to Teleleasing S.p.A. €231 million and (ii) for sale and leaseback real estate transactions to Tiglio I S.r.l. €7 million and Tiglio II S.r.l. €1 million.

€279 million

These refer to non-current financial payables for finance leases to Teleleasing S.p.A. €203 million, for sale and leaseback real estate transactions to Tiglio I S.r.l. €43 million and Tiglio II S.r.l. €33 million.

Current financial liabilities	€148 million

These refer to current financial payables for finance leases (i) to Teleleasing S.p.A. €143 million and (ii) for sale and leaseback real estate transactions Tiglio I S.r.l. €4 million and Tiglio II S.r.l. €1 million.

€124 million

These refer to current financial payables for finance leases (i) to Teleleasing S.p.A. €113 million, (ii) for sale and leaseback real estate transactions to Tiglio I S.r.l. €8 million and Tiglio II S.r.l. €3 million.

Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Trade and miscellaneous payables and other current liabilities	€99 million

These mainly refer to payables, for supply transactions connected with operating and investment activities, to Siemens Informatica S.p.A. €48 million, Shared Service Center S.c.r.l. €16 million, LI.SIT S.p.A. €14 million mainly regarding accruals relating to the portion of deferred income from investments, Teleleasing S.p.A. €3 million, ETECSA €12 million, Telbios S.p.A. €2 million, Baltea S.r.l. €1 million, Luna Rossa Challenge 2007 S.L. €1 million, Asscom S.r.l. €1 million and NordCom S.p.A. €1 million.

			€116 million

These mainly refer to payables, for supply transactions connected with operating and investing activities with Siemens Informatica S.p.A. €56 million, Shared Service Center S.c.r.l. €18 million, LI.SIT S.p.A. principally for the portion of deferred income from equity investments €11 million, Teleleasing S.p.A. €8 million, ETECSA €11 million, Tiglio I S.r.l. €2 million, Tiglio II S.r.l. €4 million, Telbios S.p.A. €2 million, Baltea S.r.l. €1 million and AVEA I.H.A.S. €1 million.

The Telecom Italia Group has also provided guarantees on behalf of associates for a total of €102 million (€276 million at December 31, 2005) of which €54 million is on behalf of Tiglio I S.r.l. (€54 million at December 31, 2005), €11 million on behalf of Aree Urbane S.r.l. (€44 million at December 31, 2005), €25 million on behalf of Italtel Group (€31 million at December 31, 2005) and €12 million on behalf of other companies (€13 million at December 31, 2005). At December 31, 2005, there were guarantees provided on behalf of AVEA I.H.A.S. for €121 million and on behalf of Tiglio II S.r.l. for €13 million.

Financial Statements	Notes To Consolidated Financial Statements

The following table presents the major economic, balance sheet and financial items and related transactions between companies consolidated line-by-line on one hand and companies controlled by associates and by joint-ventures on the other (the companies of the Italtel group, a related party through the investment in the parent Italtel group S.p.A. and the companies of the Telecom Argentina group related through Sofora Telecomunicaciones S.A.). The companies of the Brasil Telecom Participações S.A. group are considered related parties through Solpart Participações S.A. from July 1, 2005 to October 1, 2006 since the investment in Solpart Participações S.A. was transferred in October 2006 to Brasilco S.r.l., a newly-established Italian company held by a trust registered under British law of which Telecom Italia International is the beneficiary. This is described in greater detail in the “Note 8—Other non-current assets”.

Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€176 million	These refer to revenues for telecommunications services from the Brasil Telecom Participaçoes group €158 million, the Telecom Argentina group €16 million and the Italtel group €2 million.	€104 million	These refer to revenues for telecommunications services from the Brasil Telecom Participações group €89 million, the Telecom Argentina group €12 million and the Italtel group €3 million.	€13 million	These mainly refer to revenues for telecommunications services rendered to the Telecom Argentina group €10 million.

Other income	€1 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	—		—

Purchases of materials and external services	€61 million

These refer (i) to costs for maintenance and assistance contracts from the Italtel group €25 million; (ii) TLC service costs from the Brasil Telecom Participações group €29 million and from the Telecom Argentina group €7 million.

€36 million

These refer (i) to costs for maintenance and assistance contracts from the Italtel group €20 million; (ii) TLC service costs from the Brasil Telecom Participações group €10 million and from the Telecom Argentina group €6 million.

					€29 million	These refer to costs for maintenance and assistance contracts from the Italtel group €23 million and Telecom Argentina group €6 million.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€338 million	These refer to the purchase of telephone exchanges from the Italtel group.	€319 million	These refer to the purchase of telephone exchanges from the Italtel group.	€324 million	These refer to the purchase of telephone exchanges from the Italtel group.

Financial Statements	Notes To Consolidated Financial Statements

Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous receivables and other current assets	€14 million	These refer to telephone services to the Italtel group €1 million and receivables from the Telecom Argentina group connected with TLC activities for €13 million.	€12 million

These refer to telephone services to the Italtel group €2 million and receivables from the Telecom Argentina group connected with TLC activities for €4 million. At December 31, 2005, there were also receivables of €6 million from the Brasil Telecom Participações group.

Miscellaneous payables and other non-current liabilities	€23 million	These refer to the medium/long-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..	€10 million	These refer to the medium/long-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	€58 million

These refer to payables, for the supply transactions connected with investment and operating activities, to the Italtel group €54 million and to the Telecom Argentina group for TLC activities €4 million of which €2 million represent the short-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

€103 million

These refer to payables, for the supply transactions connected with investing and operating activities to Italtel group for €100 million and to the Telecom Argentina group for TLC activities for €2 million.

Financial Statements	Notes To Consolidated Financial Statements

The following table presents the major economic and financial transactions between companies consolidated line-by-line on one hand and parties related to the Telecom Italia S.p.A. through directors, statutory auditors and managers of the company with key responsibilities on the other.

Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€18 million	These refer to (i) IT and energy services supplied to the Pirelli group €3 million; (ii) telephone services supplied to the Pirelli group €8 million, to the Edizione Holding group €5 million, to Telepost €1 million and to related companies through Mr. Moratti €1 million.	€33 million	These refer to (i) IT and energy services supplied to the Pirelli group €3 million; (ii) telephone services supplied to the Pirelli group €7 million, to the Edizione Holding group €4 million, to Telepost €1 million and to related companies through Mr. Moratti €2 million. In 2005, they included €16 million to the Unipol Group and €1 million to STMicroelectronics which are no longer related parties in 2006.	€40 million	These refer to (i) IT and energy services supplied to the Pirelli group €5 million, and (ii) telephone services supplied to the Pirelli group €3 million, to the Edizione Holding group €5 million, to the Unipol group €13 million, to the STMicroelectronics group €2 million and to related companies through Mr. Moratti €1 million. In 2004, they included €11 million of revenues from the Banca Intesa group and the Unicredito group which are no longer related parties in 2006 and 2005.

Purchases of materials and external services	€93 million

These refer to R&D expenditures, purchases of modems and ADSL equipment, consulting and services regarding industrial property and real estate activities from the Pirelli group, €69 million, Document Management services from Telepost €18 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—a related company through Mr. Moratti, €3 million, commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million and the supply of gas by Camfin €1 million.

€112 million

These refer to R&D expenditures, purchases of modems and ADSL equipment, consulting and services regarding industrial property and real estate activities from the Pirelli group, €72 million, Document Management services from Telepost €21 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—a related company through Mr. Moratti, €5 million, commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million. In 2005, they included €10 million relating to insurance services from the Unipol group and €2 million from STMicroelectronics, which are no longer related parties in 2006.

€120 million

These refer to R&D expenditures and matters regarding intellectual property rights from the Pirelli group €86 million, Document management services from Telepost €15 million, insurance services from the Unipol group €11 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A., a related company through Mr. Moratti €5 million, commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million and the purchase of electronic components from STMicroelectronics €1 million.

Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Other income	—		—		€1 million	These refer to miscellaneous revenues from the Pirelli group.

Other operating expenses	€6 million	These refer to commercial settlements with the Pirelli group.	—		€1 million	These refer to miscellaneous expenses with the Pirelli group.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€61 million	These mainly refer to purchases of modems, cables and ADSL equipment from the Pirelli group.	€69 million	These refer to purchases of cables, modems and ADSL equipment from the Pirelli group.	€24 million	These refer to purchases of cables, modems and ADSL equipment from the Pirelli group €24 million.

Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous receivables and other current assets	€5 million	These mainly refer to the above-mentioned services under revenues with the Pirelli group €3 million, the Edizione Holding group €1 million and other companies €1 million.	€6 million	These mainly refer to the above-mentioned services under revenues with the Pirelli group €2 million, the Edizione Holding group €2 million and other companies €2 million.

Trade and miscellaneous payables and other current liabilities	€27 million

These mainly refer to supply transactions connected both to the purchases and the performance of services both to the investing activities, to the Pirelli group €20 million, to Telepost for Document Management services €4 million, to F.C. Internazionale Milano S.p.A.—a related company through Mr. Moratti, for sponsorship and content provider costs €2 million.

€43 million

These mainly refer to supply transactions connected to the performance of services and investing activities with the Pirelli group €34 million, costs for Document Management services from Telepost €7 million. In 2005 they included €1 million of payables to STMicroelectronics, which is no longer a related party in 2006.

Financial Statements	Notes To Consolidated Financial Statements

The following table presents the major economic, balance sheet and financial items and related transactions between companies consolidated line-by-line on one hand and pension plans of the companies of the Telecom Italia Group on the other.

	Transactions with related parties in the years ended December 31,
	2006		2005		2004
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Personnel costs	€25 million	These refer to the contribution made to pension funds of which €17 million for Telemaco, €6 million for Fontedir and €2 million for other Italian and foreign pension funds.	€23 million	These refer to the contribution made to pension funds of which €16 million for Telemaco, €5 million for Fontedir and €1 million for other Italian and foreign pension funds.	€20 million	These mainly refer to the contribution made to pension funds of which €15 million for Telemaco and €4 million for Fontedir.

	Balances with related parties as of December 31,
	2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous payables and other current liabilities	€20 million	These refer to contributions payable to pension funds of which €15 million for Telemaco, €4 million for Fontedir and €1 million for other Italian and foreign pension funds.	€19 million	These refer to contributions payable to pension funds of which €14 million for Telemaco, €4 million for Fontedir and €1 million for other Italian and foreign pension funds.

The following is a brief description of the contents of the main contracts between the Telecom Italia Group on one hand and companies controlled by associates or by joint ventures and related parties through directors, statutory auditors and managers with key responsibilities on the other.

Contracts with:

Avea I.H.A.S.

Revenue related

The contracts refer to international telecommunications services, particularly roaming by Avea customers on the Telecom Italia network, technical assistance services rendered and cost recoveries for off-site personnel of Telecom Italia at Avea.

Expense related

The contracts refer to interconnection fees for roaming traffic by Telecom Italia customers on the Avea network.

Baltea S.p.A

Expense related

The contracts refer to purchases of accessories and consumable stores for Olivetti S.p.A. photocopiers destined for resale.

ETECSA

Revenue related

The main contracts relate to:

•	Telecom Italia Sparkle data traffic;

Financial Statements	Notes To Consolidated Financial Statements

•	technical assistance supplied by Telecom Italia S.p.A.;

•	recovery of costs for off-site personnel.

Expense related

The main contracts relate to roaming traffic originated by Telecom Italia customers on the ETECSA network.

IN.VA S.p.A.

Revenue related

The main contracts refer to the supply of telephone and data transmission services.

LI.SIT S.p.A.

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

Luna Rossa Challenge 2007 S.L.

Revenue related

The main contracts cover the supply of telephone and data transmission services.

Expense related

The main contracts refer to the sponsorship of the Luna Rossa sailboat during the XXXII America’s Cup. According to these contracts, Telecom Italia Group became the Main Sponsor of Luna Rossa and Partner and Official Sponsor of the race. It also acquired the sublicense rights on the “Luna Rossa” trademark for certain categories of goods.

Nordcom S.p.A.

Revenue related

The main contracts refer to the supply of data network connections and software applications.

Expense related

The contract refers to the development of systems and computer solutions.

Shared Service Center S.c.a.r.l.

Revenue related

The main contracts refer to:

•	the supply of telephone and data transmission services;

•	the operation of the client’s software applications at the Telecom Italia S.p.A. data center;

•	the recovery of costs of off-site personnel and centralized expenses (management fee and convention expenses).

Financial Statements	Notes To Consolidated Financial Statements

Expense related

The main contracts refer to the supply of computer and information services relating to:

•	design, implementation, release, operation and management of portals, institutional sites, SAP and dedicated solutions;

•	SAP application maintenance and service management services.

Siemens Informatica S.p.A.

Expense related

The main contracts cover:

•	the supply of software services to Group companies;

•	Applications Management services;

•	support services for the operation of Telecom Italia S.p.A. OSS and BSS systems;

•	the supply of support services for distributed computer technology;

•	applications software development and technical services for Telecom Italia S.p.A..

Teleleasing S.p.A.

Revenue related

The contracts relate to the application of the commercial cooperation agreement signed in 2000. By virtue of this agreement, Telecom Italia S.p.A. is committed to guaranteeing Teleleasing the role of preferential partner in the case of the purchase of goods under finance leases by its customers. Teleleasing S.p.A. purchases the equipment from Telecom Italia S.p.A. and signs the leasing contract with the customer; Telecom Italia S.p.A. sees to the collection of lease payments after having acquired the rights.

Expense related

The contracts refer both to the finance lease of telephone systems to Telecom Italia S.p.A. and its subsidiaries and the finance lease of a building.

Telbios S.p.A.

Revenue related

The main contracts cover the supply of telephone services and services for WBS activities.

Expense related

The main contracts refer to the supply of services, products and hardware systems and software for the remote medicine offering.

Tiglio I S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

the lease of buildings (also premises housing telecommunications equipment) with a term of 21 years and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia S.p.A., for successive periods of 6 years, at the same terms and conditions as originally agreed;

•	the lease of buildings solely for office use, for standard lease periods.

Financial Statements	Notes To Consolidated Financial Statements

Tiglio II S.r.l.

Expense related

The main contracts refer to:

•

the lease of buildings (also premises housing telecommunications equipment) with a term of 19 years and the possibility of tacit renewal, unless notice of termination is given, by Telecom Italia S.p.A. for successive periods of 6 years, at the same terms and conditions as originally agreed;

•	the lease of buildings solely for office use, for standard lease periods.

* * *

Brasil Telecom Participações group

Revenue related

The contracts refer to telecommunications services, interconnection services in particular, and site sharing.

Expense related

These refer to telecommunications services, interconnection services in particular, site sharing and line leases.

Telecom Argentina group

Revenue related

The main contracts refer to technical assistance provided by Telecom Italia S.p.A. for broadband development and for the study and implementation of Value Added Services, as well as data transmission and voice services and the supply of “IRU” transmission capacity by Telecom Italia Sparkle.

Expense related

The contracts relate to international telecommunications services and roaming.

Italtel Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services.

Expense related

The main contracts provide for the supply and maintenance of traditional switching and innovative switching (VoIP) equipment and the relative services, as well as the supply of innovative devices and their maintenance for the data networks using CISCO technology.

* * *

Camfin S.p.A.

Revenue related

The main contracts refer to the supply of telephone and data transmission services.

Expense related

The contract refers to the supply of gas with the company Cam Gas S.p.A..

Edizione Holding group

Revenue related

The main contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Financial Statements	Notes To Consolidated Financial Statements

Expense related

The main contracts refer to commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards and occupancy charges for public telephones located at their structures.

F.C. Internazionale Milano S.p.A.

Revenue related

The main contracts call for the supply of telephone and data transmission services.

Expense related

The main contracts refer to costs for the sponsorship and the rights to diffuse content regarding the sports events of the company F.C. Internazionale Milano (Inter) by Telecom Italia S.p.A.. The sponsorship contract particularly provides for the possibility of using the Inter brand and logo for all advertising activities and the sale of mobile telephone products, the participation of Inter in the Trofeo TIM and the visibility of the TIM brand during the Inter championship and Coppa Italia/TIM Cup games at home.

Pirelli & C. S.p.A.

Revenue related

The main contracts provide for the supply of telecommunications and computer and information services.

Expense related

The main contracts refer to:

•	consulting and services contract regarding patent rights;

•	defining strategies regarding patent rights;

•	determination of the competitive positioning of the various businesses of the Telecom Italia Group in comparison with similar business of the competition;

•	assistance in negotiations over partnerships, licenses and cooperation contracts;

•	litigation and analyses of patents of the competition;

•	obtaining patents (drawing up documents, filings in Italy and outside Italy, continuation during the stages of examination, challenges and conflicts);

•	control over costs by project and/or by business;

•	training of technicians;

•	management of a database for patent data and relative reports;

•	control over results reached;

•	patent researches;

•	filing and classification of important documents regarding patents;

•	brands, including their management (research, filings in Italy and outside Italy, renewals, challenges, disputes, licenses inside and outside the Group);

•	technical cooperation between Telecom Italia S.p.A. and Pirelli in the areas of optical devices and advanced telecommunications networks. The contract provides:

1.	with regard to the results of research for which patents are not filed, three areas of competence which have been identified as follows:

–	simple and complex devices, competence of Pirelli;

–	networks and services, competence of Telecom Italia S.p.A.;

–	subsystems, joint competence of Telecom Italia S.p.A.—Pirelli;

Financial Statements	Notes To Consolidated Financial Statements

2.

with regard to patents resulting from research, ownership is joint, with the understanding that each party must give the other a license on the respective portion of ownership according to the following format:

–	Pirelli grants Telecom Italia S.p.A. an exclusive license which can be sublicensed for patents for use in the “Networks and Services” area;

–

Telecom Italia S.p.A. grants Pirelli an exclusive license which can be sublicensed for patents for use in the “Devices” area; each of the parties is required to pay the other party 50% of the consideration from any sublicenses granted.

Furthermore, Pirelli is obliged to sell, under an exclusive arrangement, any optical devices for telecommunications that use patents deriving from the research projects, for a period of one year from the completion of the single project. However, the parties may agree upon alternative solutions which ensure a similar or substitute advantage to Telecom Italia S.p.A.;

•	supply of user apparatus for network access and broadband services;

•

cooperation agreement concerning joint initiatives. Under this contract, Pirelli has developed two research projects for Telecom Italia S.p.A.: one relating to the “Distributed Sensor Network” and the second to “Third-generation poles for the wireline network”. The agreements state that Telecom Italia S.p.A. is entitled to ownership of the rights to the intellectual properties deriving from the work established in the contracts where they are:

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

Expense related

The contracts refer to project management (development of real estate projects), property management (administrative management of lease contracts) and agency services (commercial management of owned and leased buildings) and maintenance of air-conditioning systems.

Furthermore, Pirelli & C. Real Estate has a 35% stake in the capital of the companies which hold the closed-end real estate investment funds Raissa and Spazio Industriale (to which properties were contributed as part of the real estate transaction approved by the board of directors on December 21, 2005) and hold control of the management companies (Pirelli & C. Real Estate SGR and Pirelli & C. Real Estate SGR Opportunities) of the above real estate funds.

Telepost S.p.A.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•	the management of services connected with incoming and outgoing correspondence;

•	the management of outgoing correspondence generated on files with printing by a specialized center;

•	management of the distribution of correspondence;

•	management of the paper archives and management of all photocopy machines.

***

Financial Statements	Notes To Consolidated Financial Statements

Pension funds

Expense related

The payables mainly refer to Telemaco and Fontedir for:

•	payment of contributions by both Telecom Italia S.p.A. and the employee;

•	supply of personal information records of the associated employees by Telecom Italia S.p.A..

For the other minor funds (BYBLOS, LABORFOND, etc.), the payables refer to payments made for contributions.

* * *

Remuneration to managers with key responsibilities

“Key managers”, that is, those persons having authority and responsibility, directly or indirectly, for planning, management and control of the activities of Telecom Italia, including directors, are as follows:

Name	Position
Directors:
Marco Tronchetti Provera (*)	Chairman
Guido Rossi (**)	Chairman
Carlo Orazio Buora	Chief Executive Officer Executive Deputy Chairman as from September 15, 2006
Riccardo Ruggiero	Chief Executive Officer General Manager

Managers:
Gustavo Bracco	Head of Group Human Resources, Organization and Security Function
Enrico Parazzini	Head of Group Finance, Administration and Control Function Head of Media Business Unit Chief Executive Officer of Telecom Italia Media S.p.A.
Massimo Castelli	Head of Market Development in Operations
Fancesco Chiappetta	General Counsel Head of Group Corporate and Legal Affairs Function
Luca Luciani	Head of Sales & Customer Services in Operations
Giuseppe Sala (***)	General Manager Head of Top Client and Customer Services in Operations
Stefano Pileri	Chief Technology Officer Head of Technology in Operations
Ramon Grijuela (****)	Head of Top Clients in Operations

Germanio Spreafico	Head of Purchasing

(*)	Up to September 15, 2006.

(**)	From September 16, 2006.

(***)	Up to May 31, 2006.

(****)	From September 11, 2006.

The total compensation recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of managers with key responsibilities amounted to €33 million (€25 million in 2005), divided as follows :

	Year ended December 31,
	2006	2005
	(millions of Euro)
Short-term compensation	(*)19	(*)23
Long-term compensation	4	2
Employment termination benefit incentives	10	—

	33	25

(*)	Of which €0.3 million paid by the subsidiary TI Media S.p.A..

Financial Statements	Notes To Consolidated Financial Statements

NOTE 42—STOCK OPTION PLANS OF THE TELECOM ITALIA GROUP

At December 31, 2006, the existing stock option plans relate to options that give the right to the subscription of Telecom Italia Ordinary Shares (including the options granted at the time by TIM S.p.A.) and Telecom Italia Media Ordinary Shares.

During 2006, no new stock option plans were introduced; options were last granted in 2005 and referred to the Stock Option Plan Telecom Italia Media S.p.A..

The stock option plans of the Group are described below.

Telecom Italia S.p.A. Stock Option Plans

With respect to the Telecom Italia stock option plans, account should be taken of the mergers that previously took place and which are described below:

•

merger of Telecom Italia S.p.A. into Olivetti S.p.A.: starting from the date the merger came into effect (August 4, 2003), the holders of the options of the merged company and the merging company preserved the corresponding subscription rights. However, the number of shares that could originally be subscribed under the respective plans (one share for each option) was changed on the basis of the assignment ratio established for the shareholders of the two companies. In particular, each option of the pre-merger Telecom Italia S.p.A. stock option plans allows the subscription of 3.300871 new Telecom Italia Ordinary Shares post-merger, whereas each option of the Olivetti S.p.A. stock option plans, now all ended, allowed the subscription of 0.471553 new Telecom Italia S.p.A. Ordinary Shares post-merger. Accordingly, the subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the option was adjusted for each plan, dividing the exercise price of the options already determined by the respective assignment ratio;

•

merger of TIM S.p.A. into Telecom Italia S.p.A.: starting from the date the merger came into effect (June 30, 2005), the holders of the options of the merged company preserved the corresponding subscription rights. However, the number of shares that could originally be subscribed under the TIM S.p.A. plans (one share for each option) was changed on the basis of the exchange ratio established for the shareholders of TIM S.p.A.. Therefore, each option of the pre-merger TIM S.p.A. stock option plans allows the subscription of 1.73 post-merger Telecom Italia S.p.A. Ordinary Shares. Accordingly, the subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the options was adjusted for each plan, dividing the exercise price of the options already determined by the exchange ratio.

With respect to the stock option plans, for the purpose of rendering the representation of the options homogeneous with that of the underlying subscribable shares to which they correspond, and to facilitate their measurement on the basis of the relative subscription prices, the Group has used the concept of “equivalent options”. “Equivalent options” mean a quantity of options equal to those that would be necessary for the subscription of post-merger Telecom Italia Ordinary Shares to the extent of one share for each option exercised, or, more simply, a quantity of options equal to the number of Telecom Italia Ordinary Shares subscribable post-merger.

In this manner, the weighted average prices and the exercise prices indicated below, since they refer, depending on the cases, to the list prices of the assignable shares (eventually adjusted following the above mergers) or equivalent options, are consistent and directly comparable among each other.

The Telecom Italia stock option plans for the period from December 31, 2005 to December 31, 2006 are presented below.

•

In the meeting held on September 11, 2000, the Telecom Italia S.p.A. Board of Directors approved the introduction of the “Stock Option Plan 2000”, with 51,430,000 options granted at an exercise price of €13.815 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 169,763,796 equivalent options, at an exercise price of €4.185259 per equivalent option.

The options were divided into three lots of 15,460,000 options each (51,031,466 equivalent options), vesting, respectively, in July 2001, 2002 and 2003 and an extraordinary fourth lot of 5,050,000 options

Financial Statements	Notes To Consolidated Financial Statements

(16,669,399 equivalent options) vesting in July 2003. The Stock Option Plan 2000 provides for different expiration dates depending on the date the options vest: the first lot expired in July 2006, the second expires in June 2007, the third lot and the extraordinary lot in June 2008. For each of the first three lots, the options vested on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of Telecom Italia Ordinary Shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector. The first and second lots met the performance criteria and, consequently, the options vested. The third lot and the extraordinary lot did not meet the performance criteria and, therefore, such options did not vest and were forfeited in 2003.

At December 31, 2005, 10,699,996 options of the Stock Option Plan 2000 were outstanding and corresponded to 35,319,216 equivalent options. In July 2006, the deadline for exercising the first lot expired and the rights relating to 5,349,998 options were forfeited.

At December 31, 2006, 5,349,998 options of the Stock Option Plan 2000 are outstanding and correspond to 17,659,608 equivalent options, at an exercise price equal to €4.185259 per equivalent option.

At the end of 2006 and 2005, the market price of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on July 27, 2001, the Telecom Italia S.p.A. Board of Directors approved the introduction of the “Stock Option Plan 2001”, with 67,025,000 options granted to managers and middle management of the Group at an exercise price of €10.488 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 221,240,879 equivalent options, at an exercise price of €3.177343 per equivalent option.

The options were divided into two lots of 33,512,500 options each, vesting, respectively, in April 2002 and 2003, expiring, respectively, in April 2007 and 2008. For each of the two lots, the options vested on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of Telecom Italia Ordinary Shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector. The first lot met the performance criteria and, consequently, the options vested. The second lot, instead, did not meet the performance criteria and, therefore, such options did not vest and were forfeited in 2003.

At December 31, 2005, 31,862,500 options, of the Stock Option Plan 2001 were outstanding and corresponded to 105,173,383 equivalent options. During 2006, the rights to 15,000 options lapsed due to the termination of employment.

At December 31, 2006, 31,847,500 options are outstanding and correspond to 105,123,871 equivalent options, at an exercise price equal to €3.177343 per equivalent option.

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on February 13, 2002, the Telecom Italia S.p.A. Board of Directors approved the introduction of the “Stock Option Plan 2002 Top”, with 11,800,000 options granted to sixteen top managers of the Group at an exercise price of €9.203 per option. Such options, following the merger of Telecom Italia S.p.A., into Olivetti S.p.A. correspond to 38,950,278 equivalent options, at an exercise price of €2.788052 per equivalent option.

The options of the “Stock Option Plan 2002 Top” were not subject to reaching performance parameters and vested by February 2005 and expire in February 2010.

At December 31, 2005 and December 31, 2006, 9,480,001.33 options of Stock Option Plan 2002 Top were outstanding and corresponded to 31,292,243 equivalent options, at an exercise price equal to €2.788052 per equivalent option.

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

In the meeting held on March 26, 2002, the Telecom Italia S.p.A. Board of Directors considered the objective ineffectiveness of the Stock Option Plan 2000 Top as an incentive and as a means of retaining

Financial Statements	Notes To Consolidated Financial Statements

management loyalty, in relation to the exercise price of the options compared to the general market trend of the stock market. As a result, the Board approved the introduction of the “Stock Option Plan 2002”, set aside for management of the Group who were already grantees of the Stock Option Plan 2000 and other managers hired after July 27, 2001 (starting date of the Stock Option Plan 2001). The grantees of the original Stock Option Plan 2000, on condition of voluntarily relinquishing the relative options, could take part in the new plan. The options of the “Stock Option Plan 2002” were not subject to reaching performance parameters and vested by March 2005 and expire in March 2010.

The options were granted as follows:

1.

in March 2002, 29,958,000 options were granted at an exercise price of €9.665 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 98,887,493 equivalent options, at an exercise price of €2.928015 for each equivalent option.

At December 31, 2005, 19,905,053.50 options granted in March 2002 were outstanding and corresponded to 65,703,601 equivalent options. During 2006, 4,104,000 options lapsed due to the termination of employment.

At December 31, 2006, 15,801,053.50 options are outstanding and correspond to 52,156,879 equivalent options, at an exercise price equal to €2.928015 per equivalent option .

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option;

2.

in August 2002, 840,000 options were granted at an exercise price of €7.952 per option. Such options, following the merger of Telecom Italia S.p.A. into Olivetti S.p.A., correspond to 2,772,723 equivalent options, at an exercise price equal to €2.409061 per equivalent option.

At December 31, 2005, 719,000.43 options granted in August 2002 were outstanding and corresponded to 2,373,319 equivalent options, at an exercise price equal to €2.409061 per equivalent option. During 2006, 49,000 options lapsed due to the termination of service.

At December 31, 2006, 670,000.43 options are outstanding and correspond to 2,211,577 equivalent options, at an exercise price equal to €2.409061 per equivalent option.

At the end of 2006, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option whereas at the end of 2005 it was higher.

The stock option plans awarded at the time by TIM (pre-merger into Telecom Italia S.p.A.) for the period from December 31, 2005 to December 31, 2006 are described below.

•

In the meeting held on December 22, 1999, the TIM S.p.A. Board of Directors approved the introduction of the “Stock Option Plans 2000-2002”, with 21,210,000 options granted at an exercise price of €6.42 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 36,693,300 equivalent options, at an exercise price of €3.710983 per equivalent option.

The options can be exercised subject to reaching an objective minimum parameter to be measured with reference to the results achieved by the company in terms of E.V.A. (Economic Value Added), net of financial investments, compared to the minimum measurement indicated in the annual budget, respectively, in the years 1999, 2000 and 2001. The parameter was reached and, consequently, the options vested by the end of 2002 and expire in December 2008.

At December 31, 2005, 11,735,653 options of the Stock Option Plans 2000-2002 were outstanding and corresponded to 20,302,679 equivalent options. During 2006, the rights to 1,939,997 lapsed due to the termination of employment.

At December 31, 2006, 9,795,656 options are outstanding and correspond to 16,946,391 equivalent options, at an exercise price equal to €3.710983 per equivalent option.

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on February 12, 2002, the TIM S.p.A. board of directors approved the introduction of the “Stock Option Plans 2002-2003”, with 25,510,000 options granted to managers and employees at

Financial Statements	Notes To Consolidated Financial Statements

an exercise price of €5.67 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., corresponded to 44,132,300 equivalent options, at an exercise price of €3.277457 per equivalent option.

The options of the Stock Option Plans 2002-2003 were not subject to reaching performance parameters, vested by the end of December 2003 and expire in December 2008.

At December 31, 2005, 22,025,000 options of the Stock Option Plans 2002-2003 were outstanding and corresponded to 38,103,250 equivalent options. During 2006, the rights to 4,630,000 options lapsed due to the termination of employment.

At December 31, 2006, 17,395,000 options are outstanding and correspond to 30,093,350 equivalent options, at an exercise price equal to €3.277457 per equivalent option.

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

•

In the meeting held on May 6, 2002, the TIM S.p.A. Board of Directors approved the introduction of the “Stock Option Plans 2003-2005” set aside for management of the Group who already held options in the Stock Option Plans 2001-2003 and the Supplementary Plans 2001-2003 and new grantees. The grantees who already held options in the previous plans could take advantage of the new plans, on condition of voluntarily relinquishing the relative options beforehand. The Stock Option Plans 2003-2005 provided for 50,057,000 options to be granted at an exercise price equal to €5.07 per option. Such options, following the merger of TIM S.p.A. into Telecom Italia S.p.A., correspond to 86,598,610 equivalent options, at an exercise price of €2.930636 per equivalent option. Of the total options, 48,142,000 were granted to grantees of the previous plans and 1,915,000 were granted to new grantees.

The options of the Stock Option Plans 2003-2005 were not subject to reaching performance parameters, vested by December 2004 and expire in December 2010.

At December 31, 2005, 1,915,900 options of the Stock Option Plans 2003-2005 were outstanding and corresponded to 3,314,507 equivalent options. During 2006, the rights to 230,000 options lapsed due to the termination of employment.

At December 31, 2006, 1,685,900 options are outstanding and correspond to 2,916,605 equivalent options, at an exercise price equal to €2.930636 per equivalent option.

At the end of 2006 and 2005, the market value of Telecom Italia Ordinary Shares was lower than the exercise price per equivalent option.

Movements in TIM stock option plans for the period from December 31, 2004 to June 30, 2005, effective date of the merger of TIM into Telecom Italia are presented in the following table.

	Number of options	Weighted Average price per option
		(Euro)
Options outstanding at December 31, 2004	45,132,319	5.87
Exercised	(5,945,100)	5.07
Lapsed(1)	(1,136,666)	5.90

Options outstanding at June 30, 2005	38,050,553	5.99

Equivalent options outstanding at June 30, 2005(2)	65,827,457	3.46

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or other reasons (e.g. relinquished by the interested party).

(2)	Equivalent number of options and relative weighted average price deriving from the application of the TIM—Telecom Italia conversion ratio equal to 1.73.

Financial Statements	Notes To Consolidated Financial Statements

Movements in all Telecom Italia stock option plans for the period from December 31, 2004 to December 31, 2006 (including plans granted by Tim S.p.A.) are presented in the following table:

	Number of equivalent options	Weighted Average price per equivalent option
		(Euro)
Options outstanding at December 31, 2004	253,230,091	3.18
Lapsed at January 1, 2005	(755,890)	3.02
Exercised	(9,174,215)	2.83
Lapsed(1)	(4,623,274)	3.04
Expired and Forfeited(2)	(2,921,970)	4.82
Equivalent options coming from the merged company TIM S.p.A.(3)	65,827,456	3.46

Options outstanding at December 31, 2005	301,582,198	3.24
Lapsed(1)	(25,522,066)	3.14
Expired and Forfeited(2)	(17,659,608)	4.19

Options outstanding at December 31, 2006	258,400,524	3.19

(1)	These equivalent options lapsed since they could no longer be exercised as a result of the termination of employment and/or other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period or forfeited since they did not become vested due to failure to reach the performance parameters.

(3)	Equivalent number of options coming from the merged company TIM S.p.A. outstanding at June 30, 2005 (effective date of the merger into Telecom Italia S.p.A.).

The following tables present, with reference to the Telecom Italia stock option plans outstanding at December 31, 2006 and 2005, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices	Equivalent Options Outstanding at December 31, 2006			Equivalent Options Exercisable at December 31, 2006
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
2.41	2,211,577	2.27	2.41	2,211,577	2.41
2.78-2.94	86,365,727	2.34	2.88	86,365,727	2.88
3.17-3.72	152,163,612	0.82	3.26	152,163,612	3.26
4.19	17,659,608	0.50	4.19	17,659,608	4.19

	258,400,524			258,400,524

Range of Prices	Equivalent Options Outstanding at December 31, 2005			Equivalent Options Exercisable at December 31, 2005
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
2.41	2,373,319	3.30	2.41	2,373,319	2.41
2.78-2.94	100,310,351	3.34	2.88	100,310,351	2.88
3.17-3.72	163,579,312	1.90	3.27	163,579,312	3.27
4.19	35,319,216	1.00	4.19	35,319,216	4.19

	301,582,198			301,582,198

Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia Media S.p.A. Stock Option Plans

All the options in the stock option plans of Telecom Italia Media give the right to subscribe to a quantity of Telecom Italia Media Ordinary Shares equal to the number of options exercised, at a specific exercise price.

The Telecom Italia Media stock option plans for the period from December 31, 2005 to December 31, 2006 are presented below.

•

In the meeting held on May 17, 2002, the Telecom Italia Media S.p.A. (formerly Seat S.p.A.) Board of Directors approved the introduction of the “Key People Plan”, with 46,400,000 options granted at an exercise price of €0.8532.

The rights of the Key People Plan vested by May 2005 and expire in May 2008.

At December 31, 2005 and December 31, 2006, 2,250,000 options were outstanding.

At the end of 2006 and 2005, the market price of Telecom Italia Media Ordinary Shares was lower than the exercise price.

•

In the meeting held on February 23, 2005, the Telecom Italia Media S.p.A. Board of Directors approved the introduction of the “Plan 2005”, set aside for employees in service at Telecom Italia Media and its subsidiaries, identified on the basis of their specific responsibilities and/or expertise who were already grantees of the Stock Option Plan 2000-2002 and the Key People Plan. The grantees of the previous plans, on condition of voluntarily relinquishing the relative options beforehand, could take part in the new plan. The previous plans, however, remain in place at the same conditions, procedures and regulations for the employee grantees of the other Companies of the Telecom Italia Group, for retired employees and for employees of the Media Business Unit who did not relinquish the options.

Under the Plan 2005, 39,725,000 options were granted at an exercise price of €0.3826.

The options are divided into three lots, respectively of 15,890,000, 11,917,500 and 11,917,500 options, vesting, respectively, in July 2005, January 2006 and January 2007 and all expiring in December 2008.

At December 31, 2005, 25,254,830 options were outstanding. During the first half of 2006, 6,100,000 options were exercised and 1,872,500 options lapsed as a result of the termination of service.

At December 31, 2006, 17,282,330 options were outstanding.

At December 31, 2005, the market price of Telecom Italia Media Ordinary Shares was higher than the exercise price, while at December 31, 2006, the market price was lower.

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

•	exercise price: equal to the price of the share resulting from the exercise of the options (€0.3826);

•	volatility: at the date of valuation, the historical volatility of the stock of 37.30% was used;

•	option period: 3.85 years (from February 23, 2005 to December 31, 2008, corresponding to the end of the life of the option);

•	expected dividends: zero, on the basis of the consideration that Telecom Italia Media up to February 23, 2005 has never paid out dividends;

•	risk-free interest rate: the rate on Italian Government securities (BTP) was considered, interpolated at the expiration date of the option: December 31, 2008. Therefore, a rate of 2.82% was applied.

The fair value was determined as €0.1246 per option.

Financial Statements	Notes To Consolidated Financial Statements

Movements in all Telecom Italia Media stock option plans from December 31, 2004 to December 31, 2006 are presented in the following table.

	Number of options	Weighted Average price per option
		(Euro)
Options outstanding at December 31, 2004	15,840,313	0.87
Granted	39,725,000	0.38
Exercised	(11,005,170)	0.38
Expired and Forfeited(1)	(234,073)	1.22
Lapsed(2)	(16,821,240)	0.77

Options outstanding at December 31, 2005	27,504,830	0.42
Exercised	(6,100,000)	0.38
Lapsed(2)	(1,872,500)	0.38

Options outstanding at December 31, 2006	19,532,330	0.44

(1)	These equivalent options expired since they were not exercised during the stated period or were forfeited since they did not become vested because of failure to reach the performance parameters.

(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

The following tables present, with reference to the stock option plans outstanding at December 31, 2006 and 2005, grouped by the range of exercise price, the residual weighted average life and the weighted average price of the option grants:

Range of Prices	Options Outstanding at December 31, 2006			Options Exercisable at December 31, 2006
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
0.38	17,282,330	2.00	0.38	7,569,830	0.38
0.85	2,250,000	1.42	0.85	2,250,000	0.85

	19,532,330			9,819,830

At December 31, 2006, 19,532,330 options were outstanding, of which 9,819,830 were exercisable at that date. The remaining 9,712,500 will become exercisable starting from January 2007.

Range of Prices	Options Outstanding at December 31, 2005			Options Exercisable at December 31, 2005
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
0.38 …	25,254,830	3.00	0.38	4,044,830	0.38
0.85	2,250,000	2.42	0.85	2,250,000	0.85

	27,504,830			6,294,830

Financial Statements	Notes To Consolidated Financial Statements

NOTE 43—OTHER INFORMATION

a)    Exchange rate used to translate foreign currency financial statements(1)

	Balance sheet items— Year-end exchange rates as of December 31,			Statement of income items— Average exchange rates for the year ended December 31,
(Local Currency units for 1 Euro)	2006	2005	2004	2006	2005	2004
	(currency/Euro)
Europe
CHF Swiss Franc	1.60690	1.55510	1.54290	1.57294	1.54822	1.54382
GBP Pound Sterling	0.67150	0.68530	0.70505	0.68178	0.68379	0.67867
TRY Turkish Lira (*)	1.85150	1.58750	1.82680	1.79800	1.67000	1.76698
North America
CAD Canadian Dollar	1.52810	1.37250	1.64160	1.42361	1.50924	1.61675
U.S. Dollar	1.31700	1.17970	1.36210	1.25552	1.24436	1.24390
Central and South America
VEB Venezuelan Bolivar (*)	2,831.55000	2,536.35500	2,615.23200	2,699.36800	2,628.83494	2,321.68959
BOB Bolivian	10.45698	9.37862	10.92677	9.97464	9.99316	9.85905
PEN Peruvian Nuevo Sol	4.20782	4.05522	4.47041	4.10882	4.09907	4.24376
ARS Argentine Peso	4.03265	3.57685	4.05770	3.86013	3.63771	3.65974
CLP Chilean Peso	701.30250	604.59625	759.37075	666.01290	695.98714	757.93009
COP Colombian Peso	2,948.10450	2,695.67349	3,200.93500	2,963.62507	2,886.68182	3,264.30912
MXN Mexican Peso	14.26970	12.58303	15.17924	13.68708	13.54809	14.03686
BRL Brazilian Real	2.81575	2.76132	3.61556	2.73341	3.02888	3.63932
Other countries
HKD Hong Kong Dollar	10.24090	9.14740	10.58810	9.75391	9.67904	9.68811
SGD Singapore Dollar	2.02020	1.96280	2.22620	1.99387	2.07066	2.10156
ILS Israeli Shekel	5.54786	5.42426	5.87746	5.59097	5.57951	5.56505
JPY Japanese Yen	156.93000	138.90000	139.65000	146.02074	136.84625	134.44459

1)	Source: Data processed by Central European Bank, Reuters and major Central Banks.

(*)	Turkey and Venezuela have been considered high-inflation countries until December 31, 2005 and for them, the year-end exchange rates have been used to translate the statements of income items.

b)    Research and development

During the year 2006, research and development activities by the Telecom Italia Group were mainly carried out by the “Innovation & Engineering Services” function (ex-Telecom Italia Lab) under Operations, also in collaboration with Pirelli Labs, and by Olivetti S.p.A.

The total costs incurred in 2006 amount to approximately €133 million (€180 million in 2005 and €181 million in 2004) and are represented by external costs, labor costs of dedicated staff and depreciation and amortization.

Such costs were mainly incurred by the Wireline and Domestic Mobile Business Units.

The research activities expensed during the year amount to €76 million (€128 million in 2005 and €144 million in 2004). The activities relating to development, which became available for use during the year, were capitalized to the network or to software costs for an amount equal to €57 million (€52 million in 2005 and €37 million in 2004).

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in the “Item 5.—Operating and Financial Review and Prospects—5.7 Research, Development and Innovation”.

c)    Operating leases

Revenue-related

The Group has signed lease contracts for direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2006 and 2005, the amounts of lease installments receivable on non-cancelable lease contracts, which decreased from last year due to reduction of one year of the relevant expiration dates, are the following:

	At December 31,
	2006	2005
	(millions of Euro)
Within 1 year	10	152
From 2 to 5 years	—	88

Total	10	240

Expense-related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2006 and 2005, the amounts of lease installments payable on non-cancelable lease contracts are the following:

	At December 31,
	2006	2005
	(millions of Euro)
Within 1 year	355	233
From 2 to 5 years	788	716
Beyond 5 years	323	311

Total	1,466	1,260

NOTE 44—EVENTS SUBSEQUENT TO DECEMBER 31, 2006

•	Revolving Credit Facility expiring 2012

On January 15, 2007, €2 billion of the remaining available syndicated credit line expiring in March 2007 was cancelled and at the same time the revolving credit facility of €6 billion expiring in 2012 was increased by the same amount. The new amount of the revolving credit facility is therefore equal to €8 billion.

As a result of the above, Telecom Italia S.p.A. has kept its unused committed credit lines at €6.6 billion and extended the average term of the facility.

•	“Bersani” Decree (Decree Law 7, dated January 31, 2007)

In January 2007, the Italian Government enacted the “Bersani” Decree (Decree Law 7, dated January 31, 2007) which establishes the elimination of the fixed top-up cost for recharging prepaid phone cards. It also prohibits fixing a date for the expiration of the remaining prepaid credit on the card and eliminates certain penalties for rescinding from the subscription contract with mobile operators before expiration. Telecom Italia has estimated the potential negative impact of the “Bersani Decree” on revenues for 2007 in the range of €350-400 million. This takes into account the effect of the potential changes in market share (as a result of pricing policies), the flexibility with respect to traffic volumes, the possible re-balancing of retail rates and the efficiencies attainable on recharging costs.

•	Repayment of Telecom Italia S.p.A. 5.625% bonds due 2007

On February 1, 2007, at maturity, Telecom Italia repaid the 5.625% bonds in the principal amount of €1,250 million.

•	Finalization of the acquisition of the AOL Internet activities in Germany from Time Warner

On February 28, 2007, the transaction was finalized for the purchase by the Telecom Italia Group of the assets relating to the Internet access business in Germany (broadband and narrowband) from the Time Warner/AOL Group. The total internet access portfolio has approximately 2.1 million customers. The consideration paid was €665 million.

The transaction, which was approved in November 2006 by the European antitrust authority, was concluded after the seller provided proof of the definitive completion of the process to simplify the corporate chain which constituted the last condition to finalizing the transaction.

Financial Statements	Notes To Consolidated Financial Statements

At the same time the internet access business was purchased, a 5-year commercial partnership was also agreed with the Time Warner/AOL group which will involve the creation of a dedicated portal under a joint brand, managed by AOL, which will represent the home page for Telecom Italia’s entire customer base in Germany. A revenue-sharing agreement is also envisaged which will be based on the number of visits to that portal and the use of the services offered with proceeds estimated at approximately €20 million for the Telecom Italia Group.

The valuations necessary for purposes of that allocation, at February 28, 2007, of the cost of the business combination to the acquired assets and liabilities is currently in progress.

NOTE 45—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob resolution No. 11971 dated May 14, 1999, as amended and Consob Communication DEM/6064293 dated July 28, 2006, the list of significant companies and investments held by the Group is provided herein.

The list is divided by type of investment, consolidation method and business segment.

The following is indicated for each company: name, head office, country, the share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

List of companies consolidated on a line-by-line basis

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
WIRELINE

TELECOM ITALIA S.P.A. (WIRELINE BUSINESS)

BBEYOND B.V.	AMSTERDAM	EUR	18,000	100.0000		BBNED N.V.
(telecommunications services)	(HOLLAND)

BBNED N.V.	AMSTERDAM	EUR	82,430,000	99.9939		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(HOLLAND)			0.0061		BBNED N.V.

ELETTRA TLC S.p.A.	ROME	EUR	10,329,200	70.0000		MEDITERRANEAN NAUTILUS S.A.
(services rendered in connection with submarine cable systems for telecommunications)	(ITALY)

HANSENET TELEKOMMUNIKATION GmbH	HAMBURG (GERMANY)	EUR	91,521,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
(telecommunications services)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other software development and software consulting)	(ROME -ITALY)

INTERCALL S.A.	PARIS	EUR	807,060	88.6342		LIBERTY SURF GROUP S.A.S
(audiotex services and sale of prepaid phone cards)	(FRANCE)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)				5.0000		LATIN AMERICAN NAUTILUS S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)				0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	63,900	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES LTDA
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	2,058,168	100.0000		LATIN AMERICAN NAUTILUS LTD
(holding company)	(BRAZIL)

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO (CHILE)	CLP	9,265,000,000	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’ (COLOMBIA)	COP	240,225,000	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		LATIN AMERICAN NAUTILUS S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F. (MEXICO)	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)				0.0100		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA (PERÙ)	PEN	56,704,995	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS S.A.	LUXEMBOURG	USD	55,500,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(holding company)	(LUXEMBOURG)			0.0001		TELECOM ITALIA FINANCE S.A.

LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS LTD.
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS LTD.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS (VENEZUELA)	VEB	51,709,000	100.0000		LATIN AMERICAN NAUTILUS LTD.
(installation and maintenance of submarine cable systems)

LIBERTY SURF COMMUNICATIONS LTD (in liquidation)	LONDON (UK)	GBP	1,000	100.0000		LIBERTY SURF NETWORK B.V. (in liquidations)
(telecommunications services)

LIBERTY SURF GROUP S.A.S.	PARIS	EUR	282,559,451	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(FRANCE)

LIBERTY SURF NETWORK B.V. (in liquidation)	AMSTERDAM	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.S.
(telecommunications services)	(HOLLAND)

LOQUENDO SOCIETA’ PER AZIONI	TURIN	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)

MATRIX S.p.A.	MILAN	EUR	1,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES LTD
(holding company)	(HOLLAND)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)

MEDITERRANEAN NAUTILUS BV	AMSTERDAM	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS LTD
(holding company)	(HOLLAND)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS BV
(telecommunications services)

MEDITERRANEAN NAUTILUS Inc.	DELAWARE	USD	500	100.0000		MEDITERRANEAN NAUTILUS BV
(telecommunications services)	(USA)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	TEL AVIV (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS BV
(telecommunications services)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS BV
(installation and management of submarine cable systems)

MEDITERRANEAN NAUTILUS Ltd	DUBLIN	USD	153,259	100.0000		MEDITERRANEAN NAUTILUS S.A.
(telecommunications services, installation and management of submarine cable systems)	(IRELAND)

MEDITERRANEAN NAUTILUS S.A.	LUXEMBOURG	EUR	100,000,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(holding company)	(LUXEMBOURG)			0.0001		TELECOM ITALIA FINANCE S.A.

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9988 0.0003 0.0003		MEDITERRANEAN NAUTILUS BV MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0003		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0003		MEDITERRANEAN NAUTILUS GREECE Ltd

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HOLLAND)

TELECOM ITALIA S.A.S.	PARIS	EUR	3,478,234	100.0000		LIBERTY SURF GROUP S.A.S.
(Internet access provider)	(FRANCE)

TELECOM ITALIA SAN MARINO S.p.A.	FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	500,000	99.9998		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0002		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECONTACT CENTER S.p.A	NAPLES	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	REPUBLIC OF SAN MARINO

TELEMEDIA INTERNATIONAL USA Inc.	NEW JERSEY (USA)	USD	154,022,890	100.0000		TMI—TELEMEDIA INTERNATIONAL LTD
(telecommunications services)

THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l.	GUALDICCIOLO REPUBLIC OF SAN MARINO	EUR	25,800	99.0000		TELECOM ITALIA SAN MARINO S.p.A.
(housing and hosting)				1.0000		TELECOM ITALIA SPARKLE S.p.A.

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A..
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A..
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)

TI UNITED KINGDOM Ltd	LONDON	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TIS FRANCE S.A.S.	PARIS	EUR	3,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of services connected to fixed network and related activities)	(FRANCE)

TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)		GBP	1

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO (BRAZIL)	BRL	2,589,317	100.0000		TMI—TELEMEDIA INTERNATIONAL LTD
(telecommunications services)

DOMESTIC MOBILE

TELECOM ITALIA S.P.A. (MOBILE BUSINESS)

BRAZIL MOBILE

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	10,948,214,541	100.0000		TIM INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	8,434,645,238	100.0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)

TIM NORDESTE S.A.	JABOATÃO DOS	BRL	1,585,220,696	100.0000		TIM CELULAR S.A.
(mobile telephony operator)	GUARARAPES
	(BRAZIL)

TIM PARTICIPACOES S.A. (holding company)	RIO DE JANEIRO	BRL	7,512,709,900	69.6703	81.2059	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
	(BRAZIL)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDIA

BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TI MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

GIALLO VIAGGI.IT S.r.l. (in liquidation)	MILAN	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(research, design, development, production of information and telematic products for tourism)	(ITALY)

HOLDING MEDIA E COMUNICAZIONE PUBBLICITA’ S.r.l. (in liquidation)	ROME (ITALY)	EUR	10,000	100.000		HOLDING MEDIA E COMUNICAZIONE HMC S.p.A.
(purchase/sale of ad space and management of advertising on radio/TV stations/channels)

HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A.	ROME (ITALY)	EUR	5,064,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(production, marketing on TV and press)

MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting. production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation)	ROME (ITALY)	EUR	600,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(marketing and communication consulting)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	100,510,259	65.7069	66.7962	TELECOM ITALIA S.p.A.
(management of all activities connected with the handling of information)	(ITALY)			2.2471	2.2846	TELECOM ITALIA FINANCE S.A.

TELECOM MEDIA NEWS S.p.A.	ROME	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

TI MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

OLIVETTI

ADVALSO S.p.A.	IVREA (TURIN— ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
(planning, production and servicing of telecommunication services and product)

CONSORZIO MAEL	ROME	EUR	52,000	60.0000		OLIVETTI S.p.A.
(participation in bids and competitions held by public and private entities)	(ITALY)			40.0000		TIEMME SISTEMI S.r.l.

DIASPRON DO BRASIL S.A. (in liquidation)	SAO PAULO	BRL	5,135,417	100.0000		OLIVETTI DO BRASIL S.A.
(manufacture and export of typewriters and printers)	(BRAZIL)

MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation)	MANAUS (BRAZIL)	BRL	5,583,350	100.0000		OLIVETTI DO BRASIL S.A.
(manufacture and export of typewriters and printers)

OLIVETTI ARGENTINA S.A.C.e.I. (in liquidation)	BUENOS AIRES	ARS	7,590,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale and maintenance of office equipment)	(ARGENTINA)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI AUSTRIA G.m.b.H	VIENNA	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and accessories)	(AUSTRIA)

OLIVETTI CHILE S.A. (in liquidation)	SANTIAGO (CHILE)	CLP	2,574,015,843	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale and maintenance of office equipment, accessories and software)

OLIVETTI COLOMBIANA S.A.( in liquidation)	BOGOTA’ (COLOMBIA)	COP	2,500,000,000	90.5288		OLIVETTI INTERNATIONAL B.V.
(sale of office and industrial equipment)				9.4700		OLIVETTI S.p.A.
				0.0001		OLIVETTI CHILE S.A. (in liquidation)

OLIVETTI DE PUERTO RICO, Inc.	SAN JUAN	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(office equipment in the United States and Central America)	(PUERTO RICO)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and holding company)	(GERMANY)

OLIVETTI DO BRASIL S.A.	SAO PAULO	BRL	111,660,625	96.6446		OLIVETTI INTERNATIONAL B.V.
(manufacture and sale of typewriters, accessories, spare parts and assistance)	(BRAZIL)			3.3554		OLIVETTI MEXICANA S.A. (in liquidation)

OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
(product research and development based on ink-jet technology)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9863		OLIVETTI INTERNATIONAL B.V.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and software)	(FRANCE)

OLIVETTI I-JET S.p.A.	ARNAD	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA—ITALY)

OLIVETTI INTERNATIONAL B.V.	AMSTERDAM	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
(holding company)	(HOLLAND)

OLIVETTI MEXICANA S.A. (in liquidation)	MEXICO CITY (MEXICO)	MXN	34,637,065	99.9999		OLIVETTI INTERNATIONAL B.V.
(manufacture and sale, import-export of typewriters, adding machines, accessories and spare parts, technical assistance services)				0.0001		OLIVETTI S.p.A.

OLIVETTI S.p.A.	IVREA	EUR	154,000,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN—ITALY)

OLIVETTI TECNOST NEDERLAND B.V. (in liquidation)	LEIDERDORP (HOLLAND)	EUR	6,468,280	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and accessories)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment)	(UK)

TIEMME SISTEMI S.r.l.	CARSOLI	EUR	1,040,000	100.0000		OLIVETTI S.p.A.
(electric, electromechanical, electronic equipment and related systems)	(L’AQUILA—ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIESSE S.c.p.A.	ROME	EUR	103,292	42.0000		OLIVETTI S.p.A.
(installation and assistance for electromechanical, electronic, computer, telematic and telecommunications equipment)	(ITALY)			19.0000		TIEMME SISTEMI S.r.l.

TOP SERVICE S.p.A.	MODUGNO	EUR	293,618	91.2069		OLIVETTI S.p.A.
(electronic diagnostics and repairs of computer products)	(BARI—ITALY)

OTHER ACTIVITIES

ASCAI SERVIZI S.r.l. (in liquidation)	ROME (ITALY)	EUR	73,337	64.9599		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(strategy and communication processes promotion)

DATACOM S.A.	LA PAZ	BOB	66,938,200	99.9991		ENTEL BOLIVIA
(data transmission services)	(BOLIVIA)

DOMUS ACADEMY S.p.A.	MILAN	EUR	140,000	67.3336		TELECOM ITALIA S.p.A.
(specialized design courses)	(ITALY)

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

ENTEL S.A.-EMPRESA NACIONAL DE TELECOMUNICACIONES	LA PAZ (BOLIVIA)	BOB	1,280,898,800	50.0000		ETI-EURO TELECOMINTERNATIONAL N.V.
(long-distance telecommunications services, mobile and data transmission services)

ETI—EURO TELECOM INTERNATIONAL N.V.	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.
(holding company)

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)

IRIDIUM ITALIA S.p.A. (in liquidation)	ROME (ITALY)	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.
(satellite telecommunications services)

NETESI S.p.A. (in liquidation)	MILAN	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and multimedia services)	(ITALY)

O&B COSTRUZIONI GENERALI S.r.l. (in liquidation)	IVREA (TURIN—ITALY)	EUR	100,000	50.1000		OLIVETTI MULTISERVICES S.p.A.
(real estate purchases, exchanges and sales)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN—ITALY)

OLIVETTI GESTIONI IVREA S.p.A. (in liquidation)	IVREA	EUR	1,300,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN—ITALY)

OLIVETTI HOLDING B.V.	AMSTERDAM	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
(holding company)	(HOLLAND)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

OLIVETTI SYSTEMS TECHNOLOGY CORPORATION (in liquidation)	YOKOHAMA (JAPAN)	JPY	100,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(real estate management)

OMS HOLDING B.V. (in liquidation)	AMSTERDAM	EUR	20,000	100.0000		OLIVETTI MULTISERVICES S.p.A.
(financing)	(HOLLAND)

PROGETTO ITALIA S.p.A.	MILAN	EUR	1,000,000	100.0000		TELECOM ITALIA S.p.A.
(development and improvement of the Telecom Italia brand)	(ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
(financing)

SATURN VENTURE PARTNERS LLC	DELAWARE	USD	25,806,100	56.9600		TELECOM ITALIA LAB SA
(financing)	(USA)			17.8482		TELECOM ITALIA S.p.A.

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TECO SOFT ARGENTINA S.A. (in liquidation)	BUENOS AIRES (ARGENTINA)	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.
(design. development and sale of software)

TELECOM ITALIA AMERICA LATINA S.A.	SAO PAULO (BRAZIL)	BRL	43,614,072	99.9996		TELECOM ITALIA S.p.A.
(services and relations office)

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL	MILAN (ITALY)	EUR	2,750,000	81.8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)				18.1818		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	99.9999		TELECOM ITALIA S.p.A.
(financing)	(LUXEMBOURG)			0.0001		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(financing)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)

TELECOM ITALIA LAB S.A.	LUXEMBOURG	USD	163,870	99.9939		TELECOM ITALIA S.p.A.
(holding company)	(LUXEMBOURG)			0.0061		TELECOM ITALIA FINANCE S.A.

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSI Unlimited	LONDON	GBP	499,661,807	100.0000		TELECOM ITALIA FINANCE S.A.
(financing company)	(UK)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted telecommunications)

TIAUDIT LATAM S.A. (internal auditing)	SAO PAULO (BRAZIL)	BRL	1,500,000	69.9996		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL
				30.0000		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIM INTERNATIONAL N.V.	AMSTERDAM	EUR	555,431,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(HOLLAND)

TRAINET S.p.A. (in liquidation)	ROME	EUR	674,446	100.0000		TELECOM ITALIA S.p.A.
(development. operation and sales of teleteaching systems)	(ITALY)

Telecom Italia Group

List of companies accounted for using the equity method

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ARCHEO S.p.A. (in liquidation)	BARI	EUR	464,400	25.0000		OFI CONSULTING S.r.l.
(services)	(ITALY)

AREE URBANE S.r.l.	MILAN	EUR	307,717	31.6508		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
BALTEA S.r.l.	IVREA	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN— ITALY)

BROAD BAND SERVICE S.A.	SERRAVALLE REPUBLIC OF SAN MARINO	EUR	258,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
(production and sales of multimedia services)

CONSORZIO E O (in liquidation)	ROME	EUR	19,107	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO S.I.A.R.C. (in liquidation)	NAPLES (ITALY)	EUR	25,821	30.0000		TELECOM ITALIA S.p.A.
(supply of information products and services)

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)

CONSORZIO TURISTEL	ROME	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)

IM.SER S.p.A.	TURIN	EUR	367,200	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

IN.VA. S.p.A.	AOSTA	EUR	520,000	40.0000		TELECOM ITALIA S.p.A.
(information systems)	(ITALY)

INTERCALL HELLAS S.A.	ATHENS	EUR	496,696	29.4099		INTERCALL S.A.
(sale of prepaid telephone cards)	(GREECE)

ITALTEL GROUP S.p.A.	MILAN	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)

LI.SIT.—LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A.	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
(information, TLC services and products for the local public administration)

LUNA ROSSA CHALLENGE 2007 S.L.	VALENCIA (SPAIN)	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
(promotion, organization of sailboat races include the America’s Cup)

LUNA ROSSA TRADEMARK s.a.r.l.	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
(purchase, management, development of intellectual property rights)

MIAECONOMIA S.r.l.	ROME	EUR	1,000,000	30.0000		MATRIX S.p.A.
(publishing in the field of personal finance)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NAUTILUS S.c.a.r.l.	ROME (ITALY)	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS LTD
(professional training)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
NAVIGATE CONSORTIUM	MILAN	EUR	582,716	20.0000		TELECOM ITALIA S.p.A.
(terrestrial and satellite network integration)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OCN-TRADING S.r.l. (in liquidation)	IVREA (TURIN—ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
(trading company)

PERSEO S.r.l.	MILAN	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.
(purchase, sale, exchange, rent, administration, maintenance of movable goods registered for any use and destination)	(ITALY)

RETAIL NETWORK SERVICES B.V.	AMSTERDAM	EUR	15,129,484	37.2691		OLIVETTI S.p.A.
(holding company)	(HOLLAND)

SHARED SERVICE CENTER SCARL	MILAN	EUR	1,756,612	45.4545		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services	(ITALY)			4.5455		OLIVETTI S.p.A.

SIEMENS INFORMATICA S.p.A.	MILAN	EUR	6,192,000	49.0000		TELECOM ITALIA S.p.A.
(supply of innovating solutions in the field of electronic and mobile business)	(ITALY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)				17.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A.	MILAN	EUR	2,458,330	31.0345		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)

TELEGONO S.r.l.	ROME	EUR	1,000,000	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(financial leasing of real estate and other assets)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	6,185,288	49.4707		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

UBA—NET S.A. (in liquidation)	BUENOS AIRES	ARS	12,000	50.0000		TRAINET S.p.A. (in liquidation)
(teleteaching systems)	(ARGENTINA)

WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)

Telecom Italia Group

Other significant investments in accordance with Consob resolution No. 11971 dated May 14, 1999

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ATESIA—Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A.	ROME (ITALY)	EUR	3,150,406	19.9000		TELECOM ITALIA S.p.A.
(telemarketing)

CEFRIEL S.r.l.	MILAN	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
CELL—TEL S.p.A.	IVREA	EUR	500,000	15.0000		OLIVETTI S.p.A.
(telecommunications equipment, plant and systems)	(TURIN—ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(financing)	(ITALY)

IFM INFOMASTER S.p.A.	GENOA	EUR	161,765	12.0000		TELECOM ITALIA LAB S.A.
(planning and development of call center solutions)	(ITALY)

INNOVIS S.p.A.	IVREA	EUR	325,000	15.0000		OLIVETTI S.p.A.
(computer, online and telecommunications equipments and services)	(TURIN—ITALY)

INSULA S.p.A.	VENICE—MESTRE	EUR	2,064,000	12.0000		TELECOM ITALIA S.p.A.
(telecommunications services)	(ITALY)

ITALBIZ.COM Inc.	CALIFORNIA (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)

LEGACY LLH LIMITED (EX LEISURE LINK ltd)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.
(manufacture of gaming and leisure-time machines)

NEW SATELLITE RADIO S.r.l.	MILAN	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
(production and realization of radio-tv channel and program)	(ITALY)

OGER TELECOM LIMITED	DUBAY	USD	4,343,436,360	10.3600		TIM INTERNATIONAL N.V.
(holding company)	(UNITED ARAB EMIRATES)

PIEDMONT INTERNATIONAL S.A.	LUXEMBOURG (LUXEMBOURG)	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.
(financing)

TWICE SIM S.p.A.	MILAN	EUR	8,450,000	14.2300		TELECOM ITALIA MEDIA S.p.A.
(investment services)	(ITALY)

USABLENET INC	DELAWARE	USD	4	18.1081		TELECOM ITALIA LAB SA
(development of software for the analysis of web site usability)	(USA)

Financial Statements	Notes To Consolidated Financial Statements

NOTE 46—RECONCILIATION OF IFRS AS ADOPTED BY THE EU TO U.S. GAAP

The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

Certain amounts in the presentation of the 2005 and 2004 reconciliations of Net income for the year and Equity, from IFRS to U.S. GAAP have been reclassified to conform to the 2006 presentation.

Application of U.S. GAAP would have affected net income for each of the years ended December 31, 2006, 2005 and 2004 and equity as of December 31, 2006 and 2005 to the extent described below.

		Year ended December 31,
		2006	2005	2004
		(millions of Euro)
RECONCILIATION OF NET INCOME FOR THE YEAR FROM IFRS TO U.S. GAAP
Net income for the year as reported in the consolidated statements of income		3,003	3,690	2,834
Minority Interests		11	(474)	(1,019)

Net income attributable to equity holders of the Parent under IFRS	A)	3,014	3,216	1,815

U.S. GAAP reconciling adjustments:
1. Purchase method of accounting, reversal of amortization and other adjustments:
(a) Goodwill		—	—	438
(b) Other intangible assets with an indefinite life		(5)	—	—
(c) Intangible assets with a finite life		(1,512)	(1,387)	(1,026)
(d) Tangible assets		(168)	(404)	48
(e) Other		78	90	136

		(1,607)	(1,701)	(404)
2. Reversal of revaluation on tangible assets		39	85	7
3. Capitalization of interest		(43)	(26)	(60)
4. Sale of real estate properties		(23)	(44)	44
5. Convertible notes/bonds		14	12	28
6. Deferred taxes on tax-suspension equity reserves		—	(57)	—
7. Other		(287)	(3)	(37)

Total U.S. GAAP reconciling adjustments	B)	(1,907)	(1,734)	(422)
Tax effect on reconciling items	C)	624	558	334
Minority Interests on reconciling items	D)	26	27	(186)
Total effect of discontinued operations/assets held for sale	E)	105	(175)	—
Cumulative effect of accounting changes, net of taxes and after Minority Interests	F)	—	47	—

Net income in accordance with U.S. GAAP	A+B+C+D+E+F)	1,862	1,939	1,541

Financial Statements	Notes To Consolidated Financial Statements

		As of December 31,
		2006	2005
		(millions of Euro)
RECONCILIATION OF EQUITY FROM IFRS TO U.S. GAAP
Equity as reported in the consolidated balance sheets		27,098	26,985
Minority Interests		(1,080)	(1,323)

Equity attributable to equity holders of the Parent under IFRS	A)	26,018	25,662

U.S. GAAP reconciling adjustments:
1. Purchase method of accounting, reversal of amortization and other adjustments:
(a) Goodwill		6,468	6,227
(b) Other intangible assets with an indefinite life		3,015	3,020
(c) Intangible assets with a finite life		15,373	16,887
(d) Tangible assets		374	542
(e) Other		(169)	(13)

		25,061	26,663
2. Reversal of revaluation on tangible assets		(248)	(284)
3. Capitalization of interest		717	752
4. Sale of real estate properties		(238)	(215)
5. Convertible notes/bonds		(50)	(67)
6. Deferred taxes on tax-suspension equity reserves		(257)	(257)
7. Other		(120)	199
8. Discontinued operations/assets held for sale		—	(105)

Total U.S. GAAP reconciling adjustments	B)	24,865	26,686
Tax effect on reconciling items	C)	(7,078)	(7,694)
Minority Interests on reconciling items	D)	18	(23)
Cumulative effect of accounting changes, net of taxes and after Minority Interests	E)	—	—

Equity in accordance with U.S. GAAP	A+B+C+D+E)	43,823	44,631

Financial Statements	Notes To Consolidated Financial Statements

1.     PURCHASE METHOD OF ACCOUNTING, REVERSAL OF AMORTIZATION AND OTHER ADJUSTMENTS

On the adoption of IFRS as of January 1, 2004, Telecom Italia elected not to apply IFRS 3 “Business Combinations” to prior year business combinations as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Certain business combinations prior to 2004 (mainly related to the Old Telecom Italia acquisitions that had occurred during the period from 1999 to 2003) had been accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued).

Also, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, the carrying value of goodwill under Italian GAAP as of December 31, 2003, was subject to an impairment test at January 1, 2004, (which did not result in the recognition of impairment charges) and carried forward in the opening balance sheet as of January 1, 2004.

Furthermore, under IFRS, for certain transactions which are not within the scope of IFRS 3 “Business Combinations” the following accounting policies have been established:

•

acquisition/sale of interests in companies already controlled: in the case of acquisitions, the Group pays the Minority Interests in cash or by new shares and, at the same time, eliminates the relative share of the Minority Interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the assets and liabilities acquired. In the case of sales, the difference between the proceeds of disposal of shares and the corresponding carrying amount on consolidation is recognized in the statement of income (Parent Entity extension method);

•

intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership: the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The Minority Interests which do not directly take part in the transaction are adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill. Such treatment does not have any impact on net income or total equity.

Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations” all acquisitions (including acquisitions of Minority Interests and intragroup transfers of interests in controlled companies) are accounted for using the purchase method. Under this method the transaction is accounted for on the basis of the fair value of the purchase consideration, the assets and liabilities purchased are recorded at fair value and the difference between the fair value of the purchase consideration and the fair value of the Group’s share of assets and liabilities acquired is recorded as goodwill.

Under U.S. GAAP goodwill is assessed for impairment at least annually. If indicators of impairment exist during the year, then an impairment review is conducted before the annual review. In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, the first step in the test for impairment of goodwill is to identify potential impairment by comparing the fair value of a “reporting unit” (which encompasses a wider meaning than “cash generating unit” adopted by IFRS) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination: the assets and liabilities purchased are recorded at fair value and the excess of the fair value of the purchase consideration over the fair value of the Group’s share of assets and liabilities acquired is recorded as goodwill. Impairment losses of goodwill are not reversed.

Financial Statements	Notes To Consolidated Financial Statements

The following information provides an overview of the goodwill, and intangible assets under U.S. GAAP.

(a) Goodwill

The roll-forward of goodwill by Reporting from January 1, 2004 to December 31, 2006, is as follows:

	Wireline	Domestic Mobile (*)	Brazil Mobile	Media	Other activities (included Olivetti)	U.S. GAAP Consolidated	IFRS Consolidated
	(millions of Euro)
Goodwill as of January 1, 2004	24,484	12,948		212	183	37,827	27,472
—Acquisitions and disposals, net	3	219		232	(22)	432	134
—Transfer to discontinued operations	(55)	(529)		(20)	(164)	(768)	(146)
—Other	(3)	(24)		—	10	(17)	(1)

Goodwill as of December 31, 2004	24,429	12,614		424	7	37,474	27,459
—Acquisitions and disposals, net	251	12,057		134	(7)	12,435	16,987
—Transfer to discontinued operations	—	—	—	—	—	—	(665)
—Reclassification from Media to Wireline	413	—		(413)	—	—	—
—Other	248	50		—	—	298	199

Goodwill as of December 31, 2005	25,341	24,721		145	—	50,207	43,980
—Acquisitions and disposals, net	—	—		—	—	—	(184)
—Reclassification to Brazil Mobile	—	(4,422)	4,422	—	—	—	—
—Other	—	—	—	—	—	—	(57)

Goodwill as of December 31, 2006 U.S. GAAP	25,341	20,299	4,422	145	—	50,207	43,739

Goodwill as of December 31, 2006 IFRS	15,364	26,946	1,199	230	—	43,739

(*)

At December 31, 2006, the Group revised the Mobile operating segments, separating domestic and brazilian operations. The column represents Mobile (Italy and Brazil) through December 31, 2006 and Domestic Mobile only from that date.

During 2005, the Group acquired the outstanding Minority Interest in TIM which, as described in “Note 3—Business Combinations, Acquisitions of Minority Interests and Transactions between Companies under Common Control”, was accounted for under the Parent Entity extension method under IFRS, resulting in the recognition of goodwill in the amount of €16,654 million under IFRS. For U.S. GAAP purposes, the transaction was accounted for as a step acquisition using the purchase method of accounting. The purchase price allocation resulted in the recognition of goodwill of €12,020 million, intangible assets of €8,276 million, consisting mainly of the customer list and TIM brand name. The customer base of approximately €6,200 million is amortized over approximately 12 years, while the brand name has been assigned an indefinite life and is subject to annual impairment testing.

Moreover, as described in “Note 3—Business Combinations, Acquisitions of Minority Interests and Transactions between Companies under Common Control”, in 2005 the Parent acquired the Internet business from its subsidiary Telecom Italia Media. Such acquisition under IFRS was treated as a transaction among shareholders and the difference between the price paid and the share of the underlying net assets acquired (€364 million) was included as a movement of equity. Under U.S. GAAP, the acquisition has been accounted for under the purchase method and the excess of the purchase price over the carrying value of the share of net assets acquired was allocated to brand name, customer list and other intangibles for a total amount of approximately €285 million and to goodwill for approximately €83 million. Such goodwill was attributed to the reporting unit Wireline. At the same time, the Group reclassified the carrying value of goodwill attributable to the Internet business from Media to Wireline based on the relative fair value of the Internet activities to the total fair value of the Internet and Media businesses.

Financial Statements	Notes To Consolidated Financial Statements

(b) Other intangible assets with an indefinite life

As a result of purchase accounting in 2006 and previous years, the Group has recorded the following intangible assets with indefinite useful lives:

	2006	2005
	(millions of Euro)
Wireline brand name	1,283	1,283
Domestic Mobile brand name	1,680	1,680
Other	52	57

Total	3,015	3,020

(c) Intangible assets with a finite life

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was €3,744 million, €3,076 million and €2,618 million, respectively. The following table presents expected amortization of intangible assets with a finite life for each of the next five years based on the carrying values as of December 31, 2006:

(millions of Euro)
2007	3,856
2008	3,495
2009	1,806
2010	1,769
2011	1,767

2.     REVERSAL OF REVALUATION ON TANGIBLE ASSETS

Prior to the adoption of IFRS, under Italian accounting principles (“Italian GAAP”), the Group revalued certain tangible assets as required or permitted by specific regulations. As allowed by the IFRS first time adoption, as of January 1, 2004, the Group elected to use the revalued cost at the revaluation date as deemed cost.

U.S. GAAP does not permit the revaluation of tangible assets and requires depreciation based on historical acquisition cost. Consequently, such different accounting treatment resulted in an increase in net income, due to the reversal of the depreciation expense, and a reduction in equity due to the reversal of the net book value of the revalued amount.

3.     CAPITALIZATION OF INTEREST

Under IFRS, Telecom Italia has elected not to capitalize interest on assets under construction. U.S. GAAP requires interest to be capitalized on both tangible and intangible assets regardless of whether specific borrowings relate to the project. The capitalized interest is amortized over the remaining useful life of the assets. A large part of the interest capitalized prior to 2004 relates to the UMTS license of TIM which was put into use in 2004 and on which amortization expense has been calculated commencing in 2004. The Group capitalized interest expense of €84 million in 2006, €114 million in 2005 and €57 million in 2004.

4.     SALE OF REAL ESTATE PROPERTIES

Through 2006, the Group entered into a series of real estate transactions that involved IM.SER, Tiglio I, Tiglio II, Pirelli and other Group related parties.

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

Furthermore, during 2005 and 2006, Telecom Italia carried out a series of transactions in the context of the reorganization of the physical space occupied by network equipment to gradually free part of the buildings used

Financial Statements	Notes To Consolidated Financial Statements

for such equipment. Such project (“Magnum Project”) involved the sale of more than 1,300 properties for a total amount of approximately €1 billion. Under IFRS, these transactions generated capital gains, net of incidental charges of €264 million in 2005 and €135 million in 2006. For further details see “Note 7—Tangible Assets (Owned and under Finance Leases)”.

Under U.S. GAAP, the related assets had been subject to purchase accounting adjustments recorded under the reconciling difference at 46.1.(d) above. As a result, of the disposal of such assets, there has been a reduction in the purchase price adjustment for the real estate assets of €174 million in 2006 and €366 million in 2005 with a corresponding reduction in pre-tax income.

5.     CONVERTIBLE NOTES/BONDS

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

Under U.S. GAAP, convertible notes and bonds are recognized as debt. The different accounting treatment resulted in a decrease of equity and an increase in liabilities.

6.     DEFERRED TAXES ON TAX-SUSPENSION EQUITY RESERVES

For U.S. GAAP reporting purposes, the Group follows the provisions of SFAS 109, “Accounting for Income Taxes” (“SFAS 109”). In accordance with SFAS 109, the Group has recognized deferred tax assets and liabilities based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on the deferred taxes of changes in tax rates is recognized in income in the period that includes the enactment date. Where it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance has been recorded against it in order to reduce the deferred tax asset to the amount that is more likely than not to be realized.

No provision has been made for Italian or foreign taxes that may result from future remittances of undistributed earnings of subsidiaries, as it is expected that all such earnings will be permanently reinvested in these operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings due to the complexities associated with its hypothetical calculation.

In connection with acquisitions in prior years, a portion of Net Operating Losses carry-forwards of the Group were covered by a valuation allowance at the date of acquisition. If these assets are subsequently recognized, the tax benefit will reduce goodwill and other non current intangible assets.

Under IFRS, IAS 12 “Income taxes”, allows, under certain conditions, for deferred income taxes on tax-suspension reserves not to be recorded, whereas, under U.S. GAAP, SFAS 109 provides that deferred taxes, in any case, shall be provided.

The valuation allowance amounted to €2,256 million as of December 31, 2006 and to €1,850 million as of December 31, 2005, with increases of €406 million and €391 million in 2006 and 2005, respectively. The valuation allowance is recorded because it is more likely than not that certain net operating losses will not be utilized.

7.     OTHER

Other mainly comprises the following:

•	Impairment of Tangible and Intangible Assets

Under U.S. GAAP, the Group follows the guidance provided in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to evaluate and account for impairments of depreciable assets or assets to be disposed of. Such statement provides that carrying values shall be firstly compared with undiscounted cash flows; as a result of this analysis in prior years certain impairment losses recorded under IFRS were deemed not necessary under U.S. GAAP and therefore had been reversed. In 2006, the undiscounted cash flows of certain assets where less than the carrying value under U.S. GAAP, resulting in the recognition of an additional impairment of €56 million.

Financial Statements	Notes To Consolidated Financial Statements

•	Provisions For Termination Benefit Incentives

Under U.S. GAAP, in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, certain conditions must be met before a restructuring accrual can be established. Therefore, part of the accruals recorded for IFRS purposes (€140 million) were reversed under U.S. GAAP in previous years and additional expense of approximately €70 million has been recognized under U.S. GAAP in 2006.

•	Derivatives Financial Instruments

Under IFRS, the Group treats the call option in Sofora as a derivative instrument which is valued at fair value at the end of each reporting period as described in “Note 8—Other Non-Current Assets”. Under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the call option does not meet the definition of a derivative instrument and has been accounted for based at cost subject to review for impairment. The related income effect for the year 2006, resulting in a reduction of pre-tax income, amounts to €30 million.

•	Asset Retirement Obligations

The Group capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Differently from U.S. GAAP, IFRS requires that adjustments are made to the asset retirement obligation and the related cost to reflect changes in discount rates. This results in differences in accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP.

•	Present Value Adjustments

Under IFRS, liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

8.     DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE

Under U.S. GAAP, Telecom Italia identifies discontinued operations under the framework established by SFAS 144 which is similar to the framework of IFRS 5 “Non-Current Asset Held for Sale and Discontinued Operations” except as it relates to balance sheet presentation for comparative purposes. Under IFRS, only the comparative information for the statement of income and the cash flow statement is restated. Under U.S. GAAP, the comparative balance sheet shows the assets and liabilities of operations which were discontinued or sold on the current period separately. In 2006 and 2005, additional charges of €4 million and €180 million, respectively, were recorded under U.S. GAAP as a result of the reclassification to the statement of income of the amount of cumulative translation adjustments recorded prior to the date of adoption of IFRS. Under IFRS, the Group transferred the cumulative translation reserve to other equity reserves as permitted by IFRS 1 on the first adoption date.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 47—CONDENSED CONSOLIDATED U.S. GAAP FINANCIAL STATEMENTS

The condensed consolidated balance sheets as of December 31, 2006 and 2005 and the condensed consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 presented below have been prepared to reflect the principal differences between the Telecom Italia Group’s accounting policies and U.S. GAAP discussed above.

CONDENSED CONSOLIDATED BALANCE SHEETS

IN ACCORDANCE WITH U.S. GAAP AS OF DECEMBER 31, 2006 AND 2005

	As of December 31,
	2006	2005
	(millions of Euro)
ASSETS
NON-CURRENT ASSETS:
Goodwill	50,207	50,207
Other intangible assets with an indefinite life	3,015	3,020
Intangible assets with a finite life	22,264	23,971
Tangible assets	18,188	19,196
Other non-current assets:
• Deferred tax assets	187	489
• Other	2,798	3,299

TOTAL NON-CURRENT ASSETS	96,659	100,182

TOTAL CURRENT ASSETS, EXCLUDING DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	18,425	22,698
TOTAL DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	250	424

TOTAL ASSETS	115,334	123,304

EQUITY AND LIABILITIES
EQUITY	43,823	44,631
of which Share Capital	10,605	10,599

MINORITY INTERESTS	1,062	1,346

NON-CURRENT LIABILITIES:
Non-current financial liabilities	41,712	43,065
Employee severance indemnities and other employee-related provisions	1,261	1,273
Deferred tax liabilities	6,870	7,796
Provisions for risks and charges, miscellaneous payables and other non-current liabilities	2,617	2,804

TOTAL NON-CURRENT LIABILITIES	52,460	54,938

CURRENT LIABILITIES:
Current financial liabilities	5,639	9,778
Current income tax payables, trade and miscellaneous payables and other current liabilities	12,350	12,326

TOTAL CURRENT LIABILITIES, EXCLUDING LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	17,989	22,104

TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE	—	285

TOTAL LIABILITIES(*)	71,511	78,673

TOTAL EQUITY AND LIABILITIES	115,334	123,304

(*)	Includes Minority Interests.

Financial Statements	Notes To Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME IN ACCORDANCE WITH U.S. GAAP FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Revenues	31,275	29,921	28,292
Other income	606	670	1,080

Total operating revenues and other income	31,881	30,591	29,372
Total operating expenses	(26,346)	(24,717)	(22,550)

Operating income	5,535	5,874	6,822

Share of profits (losses) of associates and joint ventures accounted for using the equity method	48	(146)	(5)
Financial expenses, net	(1,975)	(1,870)	(1,456)

Income from continuing operations before taxes	3,608	3,858	5,361
Income taxes	(1,895)	(1,896)	(2,462)

Net income before Minority Interests, discontinued operations/assets held for sale and cumulative effect of accounting changes	1,713	1,962	2,899
Minority Interests	36	(479)	(1,167)
Net income (loss) from discontinued operations/assets held for sale	113	409	(191)
Cumulative effect of accounting changes, net of taxes	—	47	—

Net income	1,862	1,939	1,541

	Year ended December 31,
	2006	2005	2004
	(Euro)
Basic and Diluted Earnings Per Share (EPS) (*) (**)
—Ordinary Share	0.09	0.10	0.09
—Savings Share	0.10	0.11	0.10
Of which:
—From continuing operations
—Ordinary Share	0.08	0.08	0.10
—Savings Share	0.09	0.09	0.11
—From discontinued operations/assets held for sale
—Ordinary Share	0.01	0.02	(0.01)
—Savings Share	0.01	0.02	(0.01)

(*)	Basic EPS is equal to Diluted EPS.

(**)	Change in accounting principle for Employee severance indemnities had no effect on Earnings Per Share.

The following table illustrates the detail of the total operating expenses line item in our Condensed Consolidated Statements of Income in accordance with U.S. GAAP for the Year Ended December 31, 2006 under the cost of sales method.

Year ended December 31, 2006
(millions of Euro)
Cost of revenues (services and sales) (*)	11,157
Selling, general and administrative expenses (*)	4,093
Personnel costs	3,868
Depreciation and amortization	7,098
(Gains) losses on disposals of non-current assets	46
Impairment (reversal) losses on non-current assets	84

Total operating expenses	26,346

(*)	Exclusive of Personnel costs and Depreciation and amortization.

Financial Statements	Notes To Consolidated Financial Statements

NOTE 48—ADDITIONAL U.S. GAAP DISCLOSURES

(A)    NEW U.S. GAAP ACCOUNTING STANDARDS

•

In December, 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. We have adopted the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption are charged to expense over their remaining vesting periods. The introduction of SFAS 123(R) did not have an impact on the Group consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share Based Payment”. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. We have adopted SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The introduction of SAB 107 did not have an impact on the Group consolidated financial position or results of operations.

•

In July 2005, the FASB issued FASB Staff Position (FSP) APB 18-1 (“FSP APB 18-1”), “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. The adoption of FSP APB 18-1 in 2006 did not have a material impact on the Group consolidated financial position or results of operations.

•

In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The adoption of this FSP in 2006 did not have a material impact on the Group consolidated financial position or results of operations.

•

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an amendment of FASB statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 among other things, allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial position or results of operations.

•

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 156 will have on the consolidated financial position or results of operations.

Financial Statements	Notes To Consolidated Financial Statements

•

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Group does not expect the adoption of EITF 06-3 to have a material impact on the consolidated financial position or result of operations.

•

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. The Group is currently evaluating the impact of adopting FIN 48 on the consolidated financial position and results of operations.

•

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and do not require any new fair value measurement. The new Statement shall be adopted prospectively for fiscal years beginning after November 15, 2007. The Group is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

•

In September 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (“EITF 06-1”). This guidance requires the application of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Group does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial position or result of operations.

•

In September 2006, the FASB issued Statement 158 (“SFAS 158”) “Employers’ Accounting for Defined Benefit Pension and Other Post retirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R)” that improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. This Statement had no effect in our financial position and results of operations. SFAS 158 also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Group does not anticipate that the adoption of this requirement will have a significant effect in its results of operations, financial position or cash flows.

•

In February 2007, the FASB issued Statement 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” that permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective from fiscal years after November 15, 2007. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS 159 on its results of operations and financial position.

Financial Statements	Notes To Consolidated Financial Statements

(B)    CHANGES IN ACCOUNTING PRINCIPLES IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2006

•

Under IFRS, the Provisions for employee severance indemnities, to be accrued by Italian companies in accordance with the Italian Civil Code, is considered a defined benefit plan. The liability for this unfunding pension obligation is determined using the “Projected Unit Credit Method”.

Under U.S. GAAP, until December 31, 2004, the Group elected to account for it consistently with the Italian accounting policies as permitted by EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”.

However, commencing in 2005 under U.S. GAAP, the Provisions for employee severance indemnities has been treated as a defined benefit plan, as required by IFRS. This is also a permitted option under the EITF 88-1, and as a consequence there was no reconciling adjustment in equity as of December 31, 2005 and 2006.

The effect of the cumulative catch up adjustment of €47 million in 2005 is separately disclosed in the condensed U.S. GAAP Statement of Income for the year ended December 31, 2005, in accordance with Accounting Principles Board Opinion 20 (APB 20) “Accounting Changes”. Had the change been applied in previous periods the net income for U.S. GAAP in 2004 would not have been significantly different.

•

Effective January 1, 2006, the Group adopted the fair value recognition provisions of FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, using the modified prospective-transition method. For more detail please see “—(D) Stock-Based Compensation”.

(C)    SECURITIZATION OF ACCOUNTS RECEIVABLE

As discussed in “Note 2—Accounting Policies”, the Group entered into certain transactions for the on-going sale of trade accounts receivable to a Special Purpose Entity (TISV—TI Securitization Vehicle S.r.l.) in a securitization program, which ended July 25, 2006.

In particular, Telecom Italia regularly sold a portfolio of trade receivables without recourse to the TI Securitization Vehicle S.r.l., which financed the purchase of the receivables by issuing asset-backed securities. The sales price of the receivables were paid to Telecom Italia partly as an Advanced Purchase Price (APP), at the time of sale, and partly as a Deferred Purchase Price (DPP).

Under the terms of the agreement, the Vehicle charged the Group an initial discount which varied based on the credit profile and other characteristics of each tranche of accounts receivable sold. Additionally, for the purposes of credit enhancement, the Vehicle withheld a portion of the purchase price as a deferred payment, representing the Group’s retained interest in the sold receivables. The amount of deferred payment withheld was adjusted on a monthly basis based on an evaluation of actual collections, delinquencies and other factors. The Group retained the servicing responsibility related to the sold receivables and received a servicing fee from the Vehicle which was estimated to approximate the fair value of providing such services.

For invoices issued and sold through September 2005, with regard to the risk of uncollectability, Telecom Italia was responsible for the ultimate recovery from the debtors on the receivables sold, up to the limit of the amount of the DPP and the SPE retained the risk of uncollected amounts over the DPP. In accordance with SIC 12 (Consolidation—Special Purpose Entities (SPE)), through September 30, 2005, TI Securitization Vehicle S.r.l. (TISV) was included in the scope of consolidation, because the exposure of the assignor to the risk of uncollectability of the deferred purchase price implied, in substance, control over the SPE.

On December 15, 2005, the securitization program was restructured based on a “Master DPP Transfer Agreement” signed by Telecom Italia and certain financial institutions under which the DPP on Telecom Italia receivables relating to invoices issued between October 1, 2005 and May 31, 2006, were sold without recourse to such financial institutions.

Consequently, following the sale of the DPP without recourse, the risks and rewards of ownership of these receivables were transferred in full to the financial institutions which, having taken the control of the SPE, in accordance with SIC 12 provisions, consolidated TISV.

For U.S. GAAP, the accounting for the securitization of accounts receivable is primarily governed by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Financial Statements	Notes To Consolidated Financial Statements

Under the provisions of SFAS 140, the sale agreement must meet certain defined criteria to qualify as a sale of financial assets, the Qualifying Special Purpose entity (“QSPE”) must meet certain defined criteria to preclude consolidation, and the amount of gain or loss on the sale is determined based on the consideration received, the carrying value of the underlying financial components sold and the fair value of the financial components retained. Even though the underlying accounting principles differ, there was no material difference on equity and net income as of and for the years ended December 31, 2006, 2005 and 2004 between IFRS and U.S. GAAP.

During 2006, 2005 and 2004 the following cash flows were received from and paid to the Vehicle:

	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Gross trade receivables sold to the Vehicle	3,595	8,926	8,821
Collections remitted to the Vehicle	(4,254)	(8,097)	(8,012)
Discount	(18)	(92)	(93)

Remaining retained interest at year end	—	(181)	(285)

Net cash received in advance from the Vehicle	—	556	431

The amounts recorded in the consolidated condensed balance sheets and statements of income under U.S. GAAP for 2006, 2005 and 2004 are as follows:

	As of and for the year ended December 31,
	2006	2005	2004
	(millions of Euro)
Balance Sheet Items
Amounts due from the Vehicle	—	829	869
Retained interest	—	181	285
Allowance for bad debts	—	106	23

Statement of Income Items
Loss recognized in the statement of income	18	116	116

The losses on the sales of receivables to the Vehicle are due to the discount applied by the Vehicle and, only for the years ended December 31, 2005 and 2004, the bad debt provisions made in order to adjust the retained risks to fair value as required by SFAS 140. The retained interests represented the deferred purchase price that was yet to be received from the Vehicle and were included under other current assets as of December 31, 2005 and 2004.

(D)    STOCK-BASED COMPENSATION

At December 31, 2006, the Group has several stock-based employee compensation plans which are described more fully in “Note 2—Accounting Policies” and “Note 42—Stock option plans of the Telecom Italia Group”. Prior to January 1, 2006, the Group accounted for all of its employee compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation.

Effective January 1, 2006, the Group adopted the fair value recognition provisions of FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, using the modified prospective-transition method. There were no new stock options granted or modifications to outstanding options made during 2006. Compensation cost for the unvested options granted that were outstanding as of January 1, 2006 will be recognized over the remaining service period based on the compensation cost estimated for the SFAS 123 pro forma disclosures. Results for prior periods have not been restated. The effect of adopting SFAS 123(R) on operating income, income before taxes, net income, cash flows generated by operating activities, and basic and diluted earnings per share was immaterial.

The Group uses the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options on the date of the grant which uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

Financial Statements	Notes To Consolidated Financial Statements

The following table illustrates the effect on net income if the Group had applied the fair value recognition provisions of SFAS 123 to options granted in all periods presented prior to the adoption of SFAS 123(R). For the purpose of this pro forma disclosure, the value of the options is estimated using the CRR option-pricing formula and charged to expense over the options’ vesting periods.

	Year ended December 31,
	2005	2004
	(millions of Euro)
Net income in accordance with U.S. GAAP	1,939	1,541
Add: Stock-based compensation expense under APB 25	2	3
Less: Total stock-based compensation expense under SFAS 123	(5)	(25)

Pro forma net income	1,936	1,519

The Group’s pro forma earnings per share, had compensation costs been recorded in accordance with SFAS 123, would not be materially affected.

A summary of additional U.S. GAAP disclosures for the Telecom Italia Group stock option compensation plans is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life of Options Outstanding	Aggregate Intrinsic Value
		(Euro)	(years)	(Euro)
Options outstanding at December 31, 2006	277,932,854	2.99	1.36	—
Options expected to vest at December 31, 2006	9,712,500	0.38	2.00	—
Options exercisable at December 31, 2006	268,220,354	3.09	1.34	—

The weighted-average grant-date fair value of options granted during 2005 by Telecom Italia Media and in 2004 by Tim Hellas was approximately €0.12 and €2.69, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was approximately €0.4 million, €6 million, and €26 million, respectively.

The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2006. Once vested, options become exercisable immediately.

As of December 31, 2006, there was approximately €0.4 million of total unrecognized compensation cost related to non vested options granted under the plans. That cost is expected to be recognized over a weighted-average period of approximately 7 months.

Cash received from the options exercised under all plans for the years ended December 31, 2006, 2005 and 2004, was approximately €2 million, €60 million and €233 million, respectively.

(E)    DEFERRED TAX ASSETS AND LIABILITIES

Paragraph 43 of SFAS 109, “Accounting for Income Taxes” requires the disclosure of the total of all deferred tax assets and the total valuation allowance, as well as the net change during the year in the valuation allowance.

Financial Statements	Notes To Consolidated Financial Statements

Below is the detail of gross deferred tax assets and liabilities as of December 31, 2006 and 2005, and the total valuation allowance under U.S. GAAP, as well as the net changes in the valuation allowance for each of the three years in the period ended December 31, 2006.

	As of December 31,
	2006	2005
	(millions of Euro)
Total deferred tax assets—gross	3,098	4,365
Total valuation allowance	(2,256)	(1,850)

Total deferred tax assets	842	2,515
Total deferred tax liabilities	(7,453)	(7,810)

Total net deferred taxes	(6,611)	(5,295)

Changes in the valuation allowance	Year ended December 31,
	2006	2005	2004
	(millions of Euro)
Valuation allowance—beginning of year	1,850	1,459	2,223
Provision (benefit)	390	324	(842)
Other additions (deductions)	16	67	78

Valuation allowance—end of year	2,256	1,850	1,459

(E)    SUBSEQUENT EVENTS

Entel Bolivia

The Bolivian government, in pursuing its policy of nationalizing various privately-owned businesses, including Entel Bolivia (acquired in 1995 by the Telecom Italia Group through the Dutch subsidiary ETI, entirely controlled by Telecom Italia International), recently issued a decree establishing a ministerial commission in order to start, conduct and conclude negotiations, within 30 days beginning from the publication of the decree, aimed at “recovering” Entel Bolivia for the State. The above-mentioned measure alleges that Entel Bolivia and ETI have committed a number of serious administrative and fiscal irregularities. Telecom Italia participated in the meetings with the commission with the sole aim of hearing the government’s position with regard to the “recovery” of Entel Bolivia, but rejected all the allegations concerning the supposed irregularities. Subsequently, on April 23, 2007, the Bolivian government adopted two more measures cancelling all the previous laws which were the basis on which the previous government had acknowledged that Entel Bolivia had fulfilled all the obligations it had assumed when the company was privatized, declaring that all initiatives taken in executing the abrogated laws (particularly the capital reduction of Entel Bolivia resolved at the end of 2005) would be punishable by law, and also annulled a number of further administrative measures, particularly the one passed in 1995, which had launched the Entel Bolivia privatization process.

On April 30, 2007, as a reaction to the position assumed by the commission and the measures adopted by the Bolivian government, and with the aim of protecting its interests in the country, ETI notified the government of its intention to start the procedure provided for in the bilateral treaty for the protection of investments between Bolivia and The Netherlands; upon such notification, the parties may initiate consultation procedures for six months with a view to settling amicably the conflict between them. This action is preliminary to the possibility of asking the International Center for Settlement of Investment Disputes (ICSID), an internal body of the World Bank, to start an international arbitration to resolve the dispute.

New Bonds Issues in Euro

In May 2007, Telecom Italia S.p.A. priced two floating rate bonds in Euro issued for a total amount of €1,250 million.

The terms are as follows:

•

on May 29, 2007, €850 million: issue date June 7, 2007, quarterly coupon equal to Euribor + 0.20%, issue price 99.915%, effective yield to maturity equal to Euribor 3 month + 0.23%, maturity date June 7, 2010;

Financial Statements	Notes To Consolidated Financial Statements

•

on May 31, 2007, €400 million: issue date June 7, 2007, quarterly coupon equal to Euribor + 0.79%, issue price 100%, effective yield to maturity equal to Euribor 3 month + 0.79%, maturity date June 7, 2016.

The new bonds were issued pursuant to Telecom Italia’s €15 billion Euro Medium Term Note (EMTN) Programme.

Application for the listing of the bonds shall be made with the Luxembourg Stock Exchange.

Disputes, Litigation and Legal Proceedings Pending

The information given in “Note 26—Contingent Assets and Liabilities, Commitments and Other Guarantees” on the main disputes involving the Telecom Italia Group is updated below.

•	FASTWEB

With reference to the arbitration proceeding that Telecom Italia initiated in December 2005 with Fastweb S.p.A. concerning “inverse termination”, on May 19, 2007, the Arbitration Board notified Telecom Italia that the unilateral change made by Fastweb to its price for inverse termination was ruled to be illegal.

The Arbitration Board declared that it was competent to decide on the questions raised by Telecom Italia and Fastweb and falling outside the scope of the National Regulatory Authority, while leaving the latter to determine:

(i)

the price of the “inverse termination” service (the question is in fact the subject of a dispute between the parties pending before the National Regulatory Authority since December 2005, currently waiting for the Technical Consultant appointed by the Authority to begin its work again); and

(ii)

the time from which the change to the termination price was to apply (which, being related to the question of the determination of the price, will be established by the National Regulatory Authority in the context of the dispute filed earlier by Fastweb).

As regards the refunding of the higher-than-contractual amounts paid (subject to reserve) by Telecom Italia to Fastweb, the Arbitration Board suspended the proceeding until the decision of the National Regulatory Authority fixing the termination price, after which one or other of the parties may request it to be resumed within 6 months of such decision.

* * *

With reference to the arbitration proceeding initiated by Fastweb in 2005 regarding alleged non-performance by Telecom Italia of the contract for the supply of “local loop unbundling” services, the Company has challenged the award before the Rome Court of Appeal.

•	VODAFONE

As regards the petition relating to the “Vodafone Casa Numero Fisso” offer, the Lazio Administrative Court set a time limit for the National Regulatory Authority to produce the required information, pending which it suspended the enforceability of the administrative order. The hearing of the case is scheduled for June 2007.

•	WIND

Following the petition submitted in November 2006 by the Associazione Italiana Internet Provider relating to Telecom Italia’s “Alice 20 Mega” offer, on April 23, 2007 Wind also notified Telecom Italia of an appeal to the Lazio Regional Administrative Court for the suspension and subsequent annulment of the resolution adopted by the National Regulatory Authority that, by approving the Telecom Italia offer of “single access ADSL wholesale flat with downstream velocities up to 20 Mbit/s using Ethernet/IP technology” (marked by technical access parameters corresponding to those of the “Alice 20 Mega” retail service), authorized the continuation of Telecom Italia’s “Alice 20 Mega” product on the grounds that the wholesale ADSL offers present on the market allowed the offer in question to satisfy the replicability requirement.

Financial Statements	Notes To Consolidated Financial Statements

According to Wind, the failure to disaggregate Telecom Italia’s wholesale offer, the narrow profit margins granted to competing operators wishing to take it up and the impossibility of providing final clients with services equivalent to those proposed by Telecom Italia implied a loss of market shares for Wind and all of Telecom Italia’s competitors.

Telecom Italia will take part in the proceedings as an adverse party.

•	ANTITRUST PROCEEDING A-357

With reference to Antitrust Authority investigation to establish the violations of Articles 81 and 82 of the European Community Treaty, the time limit for completion of the investigation has been scheduled to terminate by August 10, 2007.

In the hearing of May 24, 2007 the Antitrust Authority ended its inquiry of Vodafone’s activities without finding Vodafone liable of irregularities on the basis of the commitments undertaken pursuant to Article 14 ter. of Law No. 287/90 by Vodafone on November 10, 2006.

The final hearing took place on June 6, 2007.

•	BRAZIL

In relation to the various disputes in which Telecom Italia Group is involved, it should be noted that: following the termination of the agreement regarding the merger of Brasil Telecom Celular into Tim Brasil, Telecom Italia International, Tim International and Tim Brasil applied for the closure of the related court proceedings since the matter at issue no longer existed. In one case the judge upheld the request, whereas in the second case the proceedings are still pending.

In 2006 Brasil Telecom and Brasil Telecom Celular had initiated arbitration proceedings against Tim International and Tim Brasil before the International Chamber of Commerce (“ICC”) in Paris challenging the validity of the agreement (and asking damages) regarding the merger of Brasil Telecom Celular into Tim Brasil. Following a request by Brasil Telecom, the Arbitration Panel suspended the proceedings in April 2007 pending the decision in other arbitration proceedings under way between Telecom Italia International, Telecom Italia, Techold and Timepart.

The four arbitration proceedings between Telecom Italia International and Techold (and in one case Timepart) (in one of which, following a request of Techold, Telecom Italia S.p.A. is involved) are at trial stage and the hearings have been held before the ICC in Paris.

•	CUBA

As regards the dispute between ETECSA and Banco Nacional de Comercio Exterior (“Bancomext”) it should be noted that in November 2006 the Paris Court of Appeal upheld ETECSA’s request to declare the arbitration award of August 5, 2004 null and that ETECSA accordingly applied to the Turin Court of Appeal for the revocation of the provisional enforceability of the judgment of the Court of Turin. The application has been denied on procedural grounds.

•	GREECE

The proceedings are still at the preliminary stage.

•	CONSIP TENDER

In a ruling dated May 31, 2007 the Lazio Administrative Court rejected Telecom Italia’s appeal.

•	ACTIONS BROUGHT AGAINST OTHER OPERATORS FOR UNFAIR COMPETITION AND VIOLATION OF PRIVACY

We are awaiting the issuance of the ruling by the Court.

EXHIBITS