Form 20-F
period 2007-12-31
TELECOM ITALIA S P A
filed 2008-05-08
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-13882

Telecom Italia S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Piazza degli Affari 2, 20123 Milan, Italy

(Address of principal executive offices)

Enrico PARAZZINI

Chief Financial Officer

Telecom Italia S.p.A.

Piazza degli Affari 2, 20123 Milan, Italy

+39.02.85.95.1

enrico.parazzini@telecomitalia.it

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares 13,254,959,926

Savings Shares 6,026,120,661

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒            Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*

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

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards issued by the IASB—International Accounting Standard Board (“IFRS”). IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

Telecom Italia adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. See “Item 3. Key Information—3.3 Selected Financial and Statistical Information”.

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

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•

our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

Introduction

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2008-2010 period;

•

our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe—Germany—in BroadBand), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Key Definitions

KEY DEFINITIONS

The following terms appearing in this Annual Report have the meanings set forth below.

EU	means the European Union.

IASB	means the International Accounting Standards Board.

IFRS

means International Financial Reporting Standards issued by the IASB. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia as well as Telecom Italia and its consolidated subsidiaries, respectively, as they existed immediately prior to the effective date of the Merger.

Olivetti	unless otherwise indicated, means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A..

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

TIM

means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary which operated in the mobile telecommunications business, and merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from June 30, 2005.

Tim Italia

means the company deriving from the spin-off of TIM’s domestic mobile operations, effective as from March 1, 2005. After the merger of TIM with and into Telecom Italia, Tim Italia became a wholly-owned subsidiary of Telecom Italia. Subsequently Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from March 1, 2006.

Item 1. Identity of Directors, Senior Management and Advisers / Item 2. Offer Statistics and Expected Timetable Item 3. Key Information	Risk Factors

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

3.1    RISK FACTORS

RISKS RELATED TO TELECOM ITALIA

Our business will be adversely affected if we are unable to successfully transform the Group by implementation of our revised strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On March 7, 2008, we set out our strategic priorities for the 2008-2010 period.

Our strategy is aimed at implementing a deep transformation of the Telecom Italia Group in order to put it back on a growth and development track. To achieve this goal, the Group will leverage its strengths (a leading competitive position in our domestic market, sustained by strong internal know how in technology, marketing and customer service, and a relevant international presence) while at the same time addressing its weaknesses (the level of service quality to be improved, a high level of litigation and substantial debt). The new guidelines aim to create the conditions for Telecom Italia to become a leader on the domestic and international market through plans that will provide for:

•	a new business operations model on the domestic market based on:

–	service quality and improved relations with competitors and regulatory authorities;

–	convergence, a tool for managing market positioning vis-à-vis the various types of customer and the dynamics of fixed to mobile market migration;

–	development of innovative/adjacent businesses, particularly ICT and Digital Media & Advertising; and

–	the customer, by transforming the organizational model from one based on technology (fixed-mobile) to one based on customer needs;

•	the search for new efficiencies and synergies in domestic and international activities through:

–	integration and rationalization of sales channels, along the lines of the new organizational focus on customer segments;

–	rationalization of information systems development and integration of operating processes and network systems (OSS) and business systems (BSS);

–	organizational integration of network operating activities and field services;

–	rationalization of staff structures; and

–	pursuit of synergies with the Telefónica group;

•

a strategy to recover international scope by consolidating the Group’s presence in countries that have good growth prospects, divesting where our market share is marginal or significant growth prospects cannot be achieved and assessing new business opportunities in markets with strong development potential through financial alliances and partnerships;

Item 3. Key Information	Risk Factors

•	a financial plan aimed at reducing the debt to profit ratio by:

–	the monetization of non-core assets;

–	a dividend policy sustainable in the long-term; and

–	a careful management of resources earmarked for investments with priority given to organic development and a prudent selection of opportunities to expand in key international markets.

Our ability to implement and achieve these strategic objectives and transform the Group may be influenced by certain factors, including factors outside our control, such as:

•	growing market competition with a consequent decline in the prices of services;

•	our ability to manage costs;

•	our ability to attract and retain highly qualified employees;

•	entry of new competitors in the Italian telecommunications market which could cause Telecom Italia to lose further market share;

•

our ability to strengthen our competitive position through our focus on adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil for mobile telecommunications and Europe for broadband), based on our specialized skills and technical resources;

•	our ability to develop and introduce new technologies attractive to the market, to manage innovation, to supply value-added services and to increase the use of our fixed and mobile networks;

•	the effect of adverse economic trends in the major markets in which the Group operates;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•	the effect of exchange rate fluctuations on the operating revenues and margins and financial management of Telecom Italia.

There can be no assurance that the objectives identified by management could effectively be attained in the manner and within the time frames described.

The Group remains highly leveraged and the inability to reduce our debt could have a material adverse effect on our business.

Net financial debt of the Telecom Italia Group at December 31, 2007 amounted to € 35,701 million (€37,301 million at December 31, 2006) against total equity (attributable to equity holders of Parent and the minority interest) of €26,985 million (€27,098 million at December 31, 2006). See “Item 5. Operating Financial Review and Prospects—5.4 Results of Operations for the Three Years Ended December 31, 2007—5.4.2 Non-GAAP Financial Measures”, which reconciles our net financial debt to the gross financial debt.

Our new strategy focuses on our most important assets (domestic market, Brazil, Germany and Argentina) and is based on competences and disciplined financial management to resume a path to growth.

Telecom Italia, therefore, intends to sustain its capital expenditures in the 2008-2010 three-year plan while maintaining appropriate dividend levels and gradually reducing its Net Financial Debt to EBITDA ratio (with EBITDA calculated for these purposes as Operating profit before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets).

Factors which are beyond our control such as a deterioration in the performance by the fixed and/or mobile telephone sectors, unfavorable fluctuations in the interest rates and/or exchange rates, continuing disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions, could have a significant effect on our ability to reduce our debt, or on the ability of the Group to refinance existing debt through further access to the financial markets.

Item 3. Key Information	Risk Factors

Due to the competitive environment and the economic conditions in which the Telecom Italia Group operates, there could be a deterioration in our results of operations and balance sheet ratios. To this end, rating agencies base their ratings on the Group’s ability to repay its debt using these same ratios.

The most recent ratings of Telecom Italia S.p.A. are:

•	Moody’s: ‘Baa2’ with a ‘Negative’ outlook: rating confirmed on February 20, 2008;

•	Standard and Poor’s: ‘BBB’ with a ‘Stable’ outlook: one notch downgrade which occurred on March 17, 2008;

•	Fitch Ratings: ‘BBB+’ with a ‘Stable outlook’: rating confirmed on March 10, 2008.

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine payouts, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

The management and further development of our business require us to make further significant investments. We may therefore incur additional debt in order to finance such investments. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increased our leverage it could adversely affect our credit ratings.

Our strategic objectives include expansion and further investments in our international activities and we may not achieve the expected return on our significant investments and capital expenditures in our international markets.

Telecom Italia intends to rebuild its international presence by consolidating its international activities in countries or regions that have good growth prospects, divesting where its market share is marginal or it is believed that there are not significant growth prospects and assessing new business opportunities in markets with a high development potential through financial alliances and partnerships which could increase the technological and business competences of the Group.

Our strategic plans provide for:

•	improving our position in Germany through organic growth as well as taking advantage of any opportunities originating from the consolidation process currently underway in that market;

•	growth in Brazil by strengthening mobile operations and the development of convergent offerings;

•

a build up of International Wholesale by proposing Telecom Italia as a hub for the Mediterranean regions, the Middle East and Southeast Asia and developing innovative solutions for multinational companies; and

•	increasing our ownership interest in Sofora, the indirect controlling shareholder of Telecom Argentina.

Telecom Italia could fail to obtain an adequate return on foreign investments, owing, among other things, to growing competition and changes in technologies in the countries where the Group has an international business presence.

System failures could result in reduced user traffic and reduced revenues and could harm Telecom Italia’s reputation.

Our technical infrastructure (including our network infrastructure for fixed-line and mobile telecommunication services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause services interruptions. Any of these occurrences could result in reduced user traffic and reduced revenues and could harm our reputation.

Item 3. Key Information	Risk Factors

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

We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition.

Furthermore, our involvement in litigation and regulatory proceedings may adversely affect our reputation.

The Italian Collective Action for Damages for the Protection of Consumers was recently introduced and will enter into force at the end of June 2008. The new law will allow collective action lawsuits and is similar in many respects to common law class actions. Contracts between public utilities and consumers and the business practices of companies that provide public services (such as Telecom Italia) are covered by the Collective Action law. Therefore there will be a risk of claims against Telecom Italia by consumers’ associations on behalf of broad classes of consumers.

For information concerning the most important legal and regulatory proceedings pending in which the Telecom Italia Group is involved, please refer to the “Note—Contingent assets and liabilities, commitments and other guarantees” of the Notes to Consolidated Financial Statements included elsewhere herein in this Annual Report.

For information concerning our regulatory framework, see “Item 4. Information on the Telecom Italia Group—4.3. Regulation”.

Fluctuations in currency exchange rates and interest rates could have an adverse effect on our results of operations

In the past, the Telecom Italia Group has made substantial international investments, principally in U.S. dollars, and has significantly expanded its operations outside the euro zone, particularly in Latin America.

The Group generally hedges its foreign exchange exposure, but not the translation risk relating to its foreign subsidiaries. Therefore, fluctuations in the euro exchange rates against other currencies (and particularly against the Brazilian real) could have an adverse effect on our consolidated results. A rise in value of the euro against other currencies in certain countries in which the Group operates or has made investments could reduce the relative value of revenues or assets of the Group in those countries and, therefore, could have an adverse effect on the operating results or the financial position of the Group.

In addition, the Group has raised, and could raise in future, financing denominated in currencies other than the euro, principally in U.S. dollars and British pounds. The Group systematically hedges currency exchange risk exposure relating to non-euro denominated liabilities using cross currency and interest rate swaps.

Item 3. Key Information	Risk Factors

Furthermore, the Telecom Italia Group has entered into derivative transactions to hedge interest rate exposure and to diversify debt parameters in order to reduce debt cost and volatility to within predefined limits.

Risks associated with Telecom Italia’s ownership chain

Telco S.p.A. (“Telco”)—a company in which interests are held by the Generali group (28.1%), Intesa San Paolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%)—is Telecom Italia’s largest shareholder with an interest of approximately 24.5% of the voting rights.

From 2001, the main shareholder of Telecom Italia was Olimpia S.p.A. (80% of its capital was held by Pirelli & C. S.p.A. and the remaining percentage by Sintonia S.p.A., and Sintonia S.A.) which held approximately 18% of the ordinary share capital of the Company. On April 28, 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. announced that they had reached an agreement with leading financial institutional investors and industry operators to sell their 100% interest in Olimpia S.p.A..

The acquisition by Telco was finalized on October 25, 2007 and, on the same date, Mediobanca S.p.A. and companies in the Generali group contributed 5.6% of Telecom Italia Ordinary Shares to Telco, such that Telco had a total investment of 23.59% in Telecom Italia Ordinary Share capital.

On March 20, 2008, Telco acquired another 121.5 million Ordinary Shares bringing its investment in Telecom Italia to 24.5%.

Although Telco does not own a controlling interest in Telecom Italia voting shares, Telco may exert a significant influence on all matters to be decided by a vote of shareholders. In addition, as a result of its proposal and election of twelve of the recently elected 15 Telecom Italia Board members, Telco may be able to influence certain corporate actions. In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other Ordinary Shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco. In addition, Telefónica is the largest shareholder of Telco. Presently Telefónica and Telecom Italia are direct competitors in certain countries outside of their respective domestic markets; nevertheless, the agreement among the above mentioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. For further information on this topic, please see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards”.

Telco is a holding company and the sole operating company in which it has an interest is Telecom Italia. Therefore, should Telco be unable to obtain funding from its shareholders, present or future, or from other sources, its cash flows would be entirely dependent upon the dividends paid on the Telecom Italia shares for its funding needs.

The financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities, even though certain rating agencies consider the Telco level of debt a hurdle to a quick reduction of Telecom Italia’s debt due to the fact that Telco is likely to absorb a significant portion of free cash through dividends to repay Telco’s debt.

For additional information on the ownership structures and shareholders’ agreements, please refer to “Item 7.1. Major Shareholders”.

The Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia.

Although no shareholder is in a position to prevent a takeover of Telecom Italia, the Italian State, through the Treasury, is in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws pursuant to compulsory legal provisions. The exercise of such powers could make a merger with or takeover of Telecom Italia more difficult or discourage certain bidders from making an offer. Please see “Item 7. Major Shareholders and Related-Party Transactions-7.1 Major Shareholders-7.1.3 Continuing Relationship with the Italian Treasury” for more information.

Item 3. Key Information	Risk Factors

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

Our fixed and mobile telecommunications operations, as well as our broadband services and television broadcasting businesses, are subject to extensive regulatory requirements in Italy and our international operations and investments are subject to regulation in their host countries.

As a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002, which has been effective in Italy since September 2003. See “Item 4. Information on the Telecom Italia Group-4.3. Regulation”.

Included within this new framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (the “Italian Communications Authority” or “AGCom”) to identify operators with “significant market power” based on a market analysis in the relevant retail and wholesale markets that are deemed to be susceptible to ex-ante regulation. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power”. During 2006 and 2007, AGCom concluded the first round of the analysis of the markets and introduced regulatory measures as a result of this analysis. The ongoing second round of market analysis may modify the current regulatory measures. For further details please see “Item 4. Information on the Telecom Italia Group-4.3. Regulation”.

In Italy, we are subject to universal service obligations, which require us to provide fixed-line public voice telecommunications services in non-profitable areas. We are the only operator in Italy which has this obligation. In addition, the AGCom has identified us as an operator having significant market power in most relevant markets. As a result, we are, and, if we continue to be identified as having significant market power in most relevant markets, will be, subject to a number of regulatory constraints, including:

•	a requirement to conduct our business in a transparent and non-discriminatory fashion;

•

a requirement to have our prices for fixed voice telephony services and the tariffs charged to other operators to utilize our network, subject, respectively, to a price cap and a network cap mechanism. This cap mechanism places certain limits on our ability to change our prices for certain services; and

•

a requirement to provide interconnection services, leased lines and access to the local loop to other operators at cost-orientated prices. These services include allowing other operators to connect to our network and transport traffic through the network as well as offering certain services related to our local access network, or local loop, on an unbundled basis to these other operators to enable these operators to directly access customers connected to the network by leasing the necessary components from us.

These constraints have had an adverse impact on our fixed line network pricing and service offerings and future regulatory decisions are expected to continue to have an adverse impact on our market shares and margins.

Item 3. Key Information	Risk Factors

In addition, AGCom intends to address other markets that are currently not subject to regulation (for example virtual private networks and VoIP). VoIP is an emerging market for nomadic voice telephony services that are based on the Internet and are not dependent on specific customer telephone lines. Nevertheless, AGCom has included VoIP in the same market as conventional voice telephony services. Therefore these markets may be treated in the same way as the market for conventional telephone services for the purpose of regulation and may also be subject to price regulation.

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

Please see “Item 4. Information on the Telecom Italia Group-4.3. Regulation” in this report for more information on the regulatory requirements to which we are subject.

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

Competition continued to intensify during 2007. As of December 31, 2007, there were a number of significant competitors offering fixed-line services and three other operators (in addition to Telecom Italia) offering mobile services in the Italian domestic market. Some virtual mobile operators entered the Italian mobile market in 2007 as a result of commercial agreements reached with operators of mobile networks, some of which “originated” from fixed line operators, which is further evidence of the trend towards convergence. This competition may further increase due to the consolidation and globalizations of the telecommunications industry in Europe, including Italy, and elsewhere.

We anticipate that in the short to medium-term there may be a stronger entry of peer-level international competitors into markets with existing operators, including Italy, increasing the direct competition we face in our Italian domestic fixed-line and mobile telephony businesses and in the local and long-distance markets.

Competition in our principal lines of business could lead to:

•	further price and margin erosion for our products and services;

•	a loss of market share in core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties reducing debt and strategic and technological investments if we cannot generate sufficient profits and cash flow.

Item 3. Key Information	Risk Factors

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

In order to sustain growth in revenues despite increased competition and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line and wireless businesses to increase traffic on our networks and find alternative revenue sources, in addition to carrying voice traffic on our networks. In the past three years the Group’s strategy to increase revenues has been to focus on penetration of the broadband retail market with various broadband offers as well as to increase value added services (VAS) in the mobile businesses. In addition, our strategy is to increasingly focus on service quality, customer care and further development of innovative and convergent services. The broadband and mobile VAS markets have been growing the past three years in line with increased use of the Internet and the enhanced services offered by mobile operators. However, if these markets do not continue to expand, our revenues may not grow, or even decrease, as revenues from other parts of our business, particularly our traditional fixed-line business, decline due to competition or other price pressures.

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

We acquired a third generation mobile telephone, or UMTS, license to provide UMTS services in Italy for €2,417 million and have made significant investments, in accordance with the terms and conditions of our licenses, to create the infrastructure to offer UMTS services. We commenced offering UMTS services in Italy in the second half of 2004 and have made in the past, and will have to continue to make in the future, significant investments in promotional activities relating to our UMTS services. Given the substantial costs of upgrading our existing networks to support UMTS, the ongoing costs to market and support these new services, and the significant competition among operators who offer these new services, including one operator only offering 3G services, we may not be able to recoup our investments, as planned if at all.

Item 3. Key Information	Risk Factors

Continued growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications;

•	products and services and their attractiveness to customers;

•	the success of new disruptive or substitutive technologies; and

•	the development of the mobile communications markets.

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

The introduction of Internet and broadband services is an important element of our growth strategy and means to increase the use of our networks in Italy and expand our operations outside of Italy, particularly in Europe. The broadband market has continued to grow in 2007 at the same rate as 2006 but competitive pressure has also grown. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.4603, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2007.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2003 to 2007 and for the beginning of 2008 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2438	1.3538
2005	1.3476	1.1667	1.2448	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008 (through May 5, 2008)	1.6010	1.4495	1.5211	1.5491

Monthly Rates
December 2007	1.4759	1.4344	1.4559	1.4603
January 2008	1.4877	1.4574	1.4728	1.4841
February 2008	1.5187	1.4495	1.4759	1.5187
March 2008	1.5805	1.5195	1.5520	1.5805
April 2008	1.6010	1.5568	1.5754	1.5568
May 2008 (through May 5, 2008)	1.5491	1.5431	1.5460	1.5491

(1)	Average of the rates for each month in the relevant period except for May, 2008 for which the dates used are through May 5, 2008.

The Ordinary Shares, par value €0.55 (the “Ordinary Shares”) and Savings Shares, par value €0.55 (the “Savings Shares”) of Telecom Italia trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2007, 2006, 2005 and 2004, which have been extracted or derived from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor Reconta Ernst & Young S.p.A..

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual reports) in accordance with Italian GAAP.

Pursuant to SEC Release No. 33-8567, “First-Time Application of International Financial Reporting Standards”, Telecom Italia is only required to include Selected Financial Data prepared in compliance with IFRS extracted or derived from the Consolidated Financial Statements for the years ended December 31, 2007, 2006, 2005 and 2004 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, Telecom Italia includes Selected Financial Data prepared in compliance with IFRS, without reconciliation to U.S. GAAP.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2007	2007		2006	2005	2004
	(millions of U.S. dollars, except percentages and per share amounts)(1)	(millions of Euro, except percentages and per share amounts)
Income Statement Data:
Revenues	45,693	31,290		31,275	29,919	28,292

Operating profit	8,417	5,764		7,437	7,499	7,603

Profit from continuing operations	3,532	2,419		2,996	3,140	2,952
Profit (loss) from Discontinued operations/Non-current assets held for sale	53	36		7	550	(118)

Profit for the year	3,585	2,455		3,003	3,690	2,834

of which:
• Profit attributable to equity holders of the Parent(2)	3,575	2,448		3,014	3,216	1,815
• Profit (loss) attributable to Minority Interest	10	7		(11)	474	1,019

Financial Ratios:
— Revenues/Employees (average number in Group) (thousands of €)(3)	573.9	393.0		391.0	374.6	355.4
— Operating profit/Revenues (ROS)(%)	18.4	18.4		23.8	25.1	26.9

Basic and Diluted earnings per Share (EPS)(4):
— Ordinary Share	0.18	0.12		0.15	0.17	0.11
— Savings Share	0.19	0.13		0.16	0.18	0.12
Of which:
— From continuing operations:
• Ordinary Share	0.18	0.12		0.15	0.14	0.12
• Savings Share	0.19	0.13		0.16	0.15	0.13
— From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—		—	0.03	(0.01)
• Savings Share	—	—		—	0.03	(0.01)

Dividends:
• per Ordinary Share	0.1168	0.0800	(5)	0.1400	0.1400	0.1093
• per Savings Share	0.1329	0.0910	(5)	0.1510	0.1510	0.1203

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2007	2007	2006	2005	2004
	(millions of U.S. dollars, except percentages and employees)(1)	(millions of Euro, except percentages and employees)
Balance Sheet Data:
Total Assets	127,667	87,425	89,457	96,010	81,834

Equity:
• Equity attributable to equity holders of the Parent	37,854	25,922	26,018	25,662	16,248
• Equity attributable to Minority Interest	1,552	1,063	1,080	1,323	4,550

Total Equity	39,406	26,985	27,098	26,985	20,798

Total liabilities	88,261	60,440	62,359	69,025	61,036

Total equity and liabilities	127,667	87,425	89,457	96,010	81,834

Share capital(6)	15,486	10,605	10,605	10,599	8,809

Financial Ratios:
• Net financial debt/Net invested capital (debt ratio)(%)(7)	57.0	57.0	57.9	59.6	61.2
• Employees (number in Group at year-end, excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts)	83,429	83,429	83,209	85,484	82,620

Item 3. Key Information	Selected Financial And Statistical Information

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
Statistical Data:
Domestic Fixed:
Fixed network connections in Italy (thousands)	22,124	23,698	25,049	25,957	26,596
Physical accesses (Consumer + Business) (thousands)	19,221	20,540	21,725	22,395	22,962
Voice pricing plans (thousands)	6,375	6,468	6,321	5,883	5,547
BroadBand accesses in Italy (thousands)	7,590	6,770	5,707	4,010	2,040
Virgilio page views powered by Alice (millions)	14,737	13,283	9,842	7,902	6,612
Virgilio powered by Alice average monthly single visitors (millions)	21.7	19.1	15.7	13.9	12.0
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	106.8	105.7	105.2	105.2	105.2
• access network and transport in optical fiber (millions of km of fiber)	3.8	3.7	3.7	3.7	3.6
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	51,000	51,000	39,500	39,500
• Mediterranean (km of submarine cable)	7,000	7,000	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000	30,000	30,000
Domestic Mobile:
Mobile telephone lines in Italy at year-end (thousands)	36,331	32,450	28,576	26,259	26,076
Prepaid lines at year-end (thousands)	30,834	28,080	25,365	23,398	23,386
European BroadBand:
BroadBand accesses in Europe at year-end (thousands)	3,439	1,890	1,313	420	160
Brazil Mobile:
Mobile telephone lines in Brazil at year-end (thousands)	31,254	25,410	20,171	13,588	8,304
Media:
La7 average audience share Free to Air (analog mode) for the year (%)	3.0	3.0	2.7	2.4	2.2
La7 average audience share Free to Air (analog mode) for the month of December (%)	3.1	3.1	3.1	2.6	2.2

(1)	For the convenience of the reader, Euro amounts for 2007 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2007, of €1.00 = U.S.$ 1.4603.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A..

(3)

The average number of employees in the Group (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) was 79,628, 79,993, 79,869 and 79,602 in 2007, 2006, 2005 and 2004, respectively.

(4)

In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•

Ordinary Shares was 13,254,934,303 for the year ended December 31, 2007, 13,254,860,233 for the year ended December 31, 2006, 12,283,195,845 for the year ended December 31, 2005 and 10,208,327,613 for the year ended December 31, 2004;

•	Savings Shares was 6,026,120,661 for the years ended December 31, 2007 and 2006, 5,930,204,164 for the year ended December 31, 2005 and 5,795,921,069 for the year ended December 31, 2004.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2007, were clipped on April 21, 2008 and were payable from April 23, 2008.

(6)	Share capital represents share capital issued net of the par value of treasury shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.4 Results of Operations for the Three Years Ended December 31, 2007—5.4.2 Non-GAAP Financial Measures”.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

Dividends declared by Telecom Italia (formerly Olivetti). The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)
2003	0.1041	0.1278	1,072.95	0.1151	0.1413	667.11
2004	0.1093	0.1431	1,225.99	0.1203	0.1575	697.25
2005	0.1400	0.1753	1,873.12	0.1510	0.1891	909.94
2006	0.1400	0.1903	1,873.13	0.1510	0.2052	909.94
2007(2)	0.0800	0.1253	1,070.36	0.0910	0.1426	548.38

(1)	Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates.

(2)

Approved at the Annual Shareholders’ Meeting held on April 14, 2008. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2007 were clipped on April 21, 2008, and were payable from April 24, 2008.

Payment of annual dividends is subject to approval by the holders of Ordinary Shares at the annual general shareholders’ meeting, which must be convened within 120 days after the end of the financial year to which it relates. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

According to the Italian Civil Code, before dividends may be paid with respect to any year, an amount equal to 5% of the profit of the Company for such year must be set aside to the legal reserve until the legal reserve, including amounts set aside during prior years, is at least equal to one-fifth of the par value of the Company’s issued share capital. This legal reserve is not available for payment of dividends. Such restriction on the payment of dividends applies, on a non-consolidated basis, to each Italian subsidiary of the Telecom Italia Group. The Company may also pay dividends out of available retained earnings from prior years or other reserves.

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

Item 3. Key Information	Dividends

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

For a glossary of selected telecommunications terms used in the following description of Telecom Italia Group’s business and elsewhere see “4.4 Glossary of Selected telecommunications Terms”.

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A..

Telecom Italia is a joint-stock company established under Italian law with registered offices in Milan at Piazza degli Affari 2. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

On July 18, 1997, Old Telecom Italia's predecessor company was merged with and into Società Finanziaria Telefonica—per Azioni ("STET"), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to "Telecom Italia S.p.A.". In November 1997, the Ministry of the Treasury of the Republic of Italy completed the privatization of Telecom Italia, selling substantially all of its stake in the Old Telecom Italia Group through a global offering and a private sale to a stable group of shareholders.

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

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the "Merger") with Olivetti as the surviving company changing its name to "Telecom Italia S.p.A.". Following the Merger, the proportionate ownership of Telecom Italia's share capital by shareholders unaffiliated with Olimpia or Pirelli & C. S.p.A. ("Pirelli"), Olimpia's largest shareholder, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to the acquisition by Telecom Italia of the share capital in TIM it did non already own (the “TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia's Ordinary Shares, making it the largest shareholder of Telecom Italia. As a result of a series of transactions in December 2004 and March 2005, Olimpia acquired additional Ordinary Shares reaching approximately 21.4% of the outstanding Ordinary Shares.

Following the issuance of shares of Telecom Italia in exchange for outstanding shares of TIM held by third parties, as a result of the merger of TIM into Telecom Italia through which the TIM Acquisition was effected, Olimpia's stake was diluted to approximately 18%.

On April 28, 2007, a group of investors (the “Investors” or the “Parties”), made up of 1) Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. (the “Class A Shareholders”) and 2) Telefónica S.A., entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, the vehicle through which the Investors purchased the entire share capital of Olimpia, from Pirelli and Sintonia S.p.A. and Sintonia S.A. (together “Sintonia Sellers”).

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and the Sintonia Sellers to purchase the entire share capital of Olimpia. The acquisition was subject to the necessary regulatory approvals from the competent authorities.

After having received such authorizations, the acquisition was completed on October 25, 2007 by Telco, to which Ordinary Shares equal to 5.6% of the ordinary share capital were contributed on the same date by

Item 4. Information On The Telecom Italia Group	Business

Mediobanca S.p.A. and companies in the Generali Group. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia’s ordinary share capital, of which 17.99% were held through Olimpia.

Telco is held by Generali Group (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

Effective December 18, 2007, Olimpia merged with and into Telco, with Telco as the surviving company and directly holding a stake of 23.595% in Telecom Italia ordinary share capital.

On March 20, 2008 Telco acquired a further 121.5 millions of Ordinary Shares and increased its ownership in Telecom Italia’s share capital to 24.5%.

Upon completion of the acquisition of the entire share capital of Olimpia, all the previous shareholders’ agreements between Pirelli & C. S.p.A., the Sintonia Sellers, Olimpia and the relevant Investors (e.g. Assicurazioni Generali S.p.A. and Mediobanca S.p.A.) concerning Olimpia and Telecom Italia ceased to have any effect. The only existing agreements amongst its direct and indirect shareholders that Telecom Italia is aware of are the agreements among the Investors and Telco. See “Item 7 Major Shareholders and Related Party Transaction” for a description of the new shareholder arrangements.

4.1.2    DEVELOPMENT

In August 2003, following Old Telecom Italia’s merger into Olivetti, Olivetti adopted Telecom Italia’s corporate purpose and name.

In June 2005, TIM was merged into Telecom Italia, after the spin-off of the corporate operations of the domestic mobile communications business to Tim Italia, a wholly-owned subsidiary of TIM and, after TIM’s merger into Telecom Italia, of Telecom Italia.

During the course of 2005, activities in the Internet sector, which were under the control of Telecom Italia Media, were also integrated into Telecom Italia through the acquisition of the assets of Virgilio (through Finanziaria Web and Matrix) and Tin.it (through Nuova Tin.it).

The final stage in this reorganization process took place in October 2005 when the Telecom Italia Board of Directors adopted a new business model based on the integration of its wireline and mobile businesses (the so-called “One Company Model”). In line with this decision, Tim Italia was merged into Telecom Italia (with effect from March 1, 2006). The One Company Model also led to the integration of the Internet activities in the Parent Company and, in the second half of 2006, the wholly-owned subsidiary Nuova Tin.it S.r.l. was merged into Telecom Italia with effect from October 1, 2006.

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

In January 2007, the Group implemented a new organizational plan which, while still recognizing the importance of fixed/mobile convergence, reverted to a more direct focus on specific markets (fixed, mobile, broadband).

Following the acquisition by Telco of its stake in Telecom Italia and the installing of a new senior management team, the organizational structure and focus further evolved. As part of its 2008-2010 strategic plan Telecom Italia is planning to move from a model based on technology (fixed and mobile) to a model based on customer segments and customer focus and needs. See “Item 4.1.7—Updated Strategy”.

An important element of the Group’s strategy and new structure is the creation of a new division of Technology and Operations that will independently and transparently manage the entire Telecom Italia access network

Item 4. Information On The Telecom Italia Group	Business

(“Open Access”). Open Access is intended to ensure that other operators and internal customers (Telecom Italia’s offers and services on the network) benefit from a service that meets market expectations in compliance with AGCom recommendations and as part of a process set out by AGCom. Open Access will operate separately and autonomously from commercial operations of the Group.

For more details about the organizational structure deriving from this approach, please see “—4.1.8 The Organizational Structure”.

4.1.3    BUSINESS

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America. The Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and wholesale providers, in the development of fiber optic networks for wholesale customers, in innovative BroadBand services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

At December 31, 2007, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 22.1 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 36.3 million domestic mobile telephone lines at December 31, 2007; and as of the same date Telecom Italia Group had 31.3 million mobile telephone lines in Brazil. We have significantly expanded into BroadBand in recent years and, at December 31, 2007, we had 11.1 million BroadBand accesses, 7.6 million in Italy and 3.5 million elsewhere in Europe (France, Germany and The Netherlands).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2007

For a description of disposals and acquisitions of significant equity investments in 2007 please see “Note—Form and Content and Other General Information”, “Note—Business Combinations and Transactions among Companies Under Common Control”, “Note—Other Non-Current Assets” and “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2008

Telecom Italia and 3 Italia sign nationwide roaming services agreement

On April 8, 2008, Telecom Italia and 3 Italia signed a nationwide roaming agreement to renew the companies’ previous commercial agreement. As a result of this agreement, “3” customers will be able to use the Telecom Italia mobile network, covering all of Italy, for voice and data services.

The agreement is an example of Telecom Italia's strategy of working with Italy's other telecommunications carriers. The four-year contract is worth around €280 million.

This agreement creates value from Telecom Italia's mobile network infrastructure. It also encourages mobile market competition by offering access to 3 Italia’s virtual mobile carrier partners. Customer benefits range from higher quality of service standards to further development of the innovative services in which Telecom Italia is a leader.

Telecom Italia and 3 Italia have also agreed a new SMS interconnection deal.

For a description of other recent developments please see “Note—Events Subsequent to December 31, 2007” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2007:

(1)	In the process of being sold. For accounting purposes it will be treated as a discontinued operation as of January 1, 2008.

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated. The data relating to 2006 and 2005 have been reclassified and presented consistently with the 2007 presentation.

		Domestic	European Broad Band		Brazil Mobile	Media		Olivetti		Other Operations	Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(1)	2007 2006 2005	24,220 25,785 25,820	1,545 915 565		4,990 3,964 2,900	263 207 180		408 440 452		251 234 280	(387 (270 (278	) ) )	31,290 31,275 29,919

Operating profit (loss)	2007 2006 2005	5,751 7,676 7,895	(69 (125 (117	) ) )	150 21 (190)	(117 (137 (130	) ) )	(66 (50 (38	) ) )	63 37 17	52 15 62		5,764 7,437 7,499

Capital expenditures	2007 2006 2005	4,064 3,894 3,941	508 467 304		865 699 842	69 85 65		8 10 19		16 21 21	(10 (62 (19	) ) )	5,520 5,114 5,173

Number of employees at year-end(2)	2007 2006 2005	64,362 66,835 69,362	4,551 3,066 2,494		10,030 9,531 9,043	1,016 919 886		1,279 1,428 1,750		2,191 1,430 1,949	— — —		83,429 83,209 85,484

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

The number of employees at year-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

Item 4. Information On The Telecom Italia Group	Business

For a description of the selected statistical data for the Telecom Italia Group’s Business Units please see “Item 3. Key Information—3.3 Selected Financial and Statistical Information”.

4.1.7    UPDATED STRATEGY

On March 7, 2008, we set out our priorities for the 2008-2010 period.

Our strategy is aimed at implementing a transformation of the Telecom Italia Group in order to put it back on a growth and development track.

To achieve this goal, the Group will leverage its strengths (a leading competitive position in our domestic market, sustained by strong internal know how in technology, marketing and customer service, and a significant international presence) while at the same time addressing its weaknesses (the level of service quality to be improved, an often difficult relationship with regulatory authorities, a high level of litigation with competitors and significant debt levels versus profitability), and operating in a collaborative and transparent manner towards shareholders and other stakeholders.

The telecommunications sector in recent years has been characterized by significant technological and market changes. On the one hand traditional services (fixed and mobile voice services, traditional access and connectivity) have undergone significant price erosion linked to competitive pressure and relevant regulatory intervention. On the other hand, the demand for innovative services, technologies, offers and business models has been constantly growing. Given the maturity of voice and traditional services, future growth will increasingly come from the development of fixed and mobile broadband services, from the demand of Value Added Services (“VAS”), and from the development of the Information and Communication Technology (“ICT”) market in which Telecom Italia can play a significant role, due to its technological and marketing capabilities.

The new guidelines therefore want to create the conditions for Telecom Italia to be a key player on the domestic and international market through:

•	a stronger sense of collaboration with all stakeholders;

•

a new way of conducting our business, in particular on the domestic market, centered on quality of service, convergence of technologies, development of innovative markets, with a value rather than volume based approach; and

•	a strict financial discipline, aimed at reducing debt levels and improving profitability.

There can be no assurance that these objectives will actually be achieved.

Transformation in the Domestic Market

The plan is based on the following lines of action to create value: 1—quality, 2—convergence, 3—expansion in adjacent markets, 4—new segment based organization:

•

Quality—Focus on quality is one of the most relevant changes compared to past strategies. Quality produces higher profitability because it justifies higher prices both in fixed, mobile and broadband services. Telecom Italia wants to focus on customer needs concentrating on:

—	improving performance on technical and network platforms;

—	re-engineering of customer care and field services processes, enhancing the value of on-line solutions;

—	improving the service creation process, with greater priority given to quality of new services launched in the market;

—	focusing on transparency in sales activities and far greater care in the provision of services, in customer care and post sales activities.

Item 4. Information On The Telecom Italia Group	Business

•

Convergence—Convergence is another key factor to profitability as it helps to fine tune market positioning with respect to different customer segments and fixed—mobile migration. Convergence will allow for:

–

more effective defense of the fixed line business through retention of richer customer segments (the residential and business customers that want voice but also integrated fixed mobile and internet services) via the offering of convergent voice (mostly mobile) and fixed broadband services;

–

better management of migration for voice only customers to mobile only solutions. The increasing penetration of fixed broadband will also allow, in a seamless offer framework, to develop and take advantage of opportunities in the mobile broadband segment.

•

Expansion in adjacent markets—Due to the global knowledge of customers, the capability to manage as a whole state-of-the-art networks and technological platforms, and due to the underlying changes in the ICT and Digital Media & Advertising markets (primarily convergence of information technology and communication services, and new business models linked to electronic distribution of multimedia contents), Telecom Italia will have the opportunity to broaden its activities in these markets, integrated and synergistic with its present telecommunications business.

•

New Organization—A key element to reach planned results is the organizational restructuring of the Group. The new organization will evolve from a present model based on technology (fixed and mobile) to a model based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to maximize focus on customers and their needs in all operations and operating processes. The new organization will be gradually implemented during 2008 in order to allow for compliance with accounting regulation and will be fully reflected in the budgeting process from 2009. In particular, inside the Technology and Operations area, the Open Access group, will allow for greater cost efficiency and better quality both for the retail and wholesale markets attributable to the integrated management of the access network.

The evolution of our offers are expected to follow customer segmented guidelines:

•	Residential customers:

–	evolution of mobile towards “Personal Communication” services, with segmented offers targeting higher value customers and a strengthening of the brand and of the client relationship;

–

evolution of home services (primarily fixed) towards a “Convergent Broadband Environment” with strong development of fixed and mobile broadband accesses and usage of new offer options enabled by convergence (Triple play and Quadruple play offerings). The objective is to strengthen the relationship with the client to control churn, support voice value, but primarily seek to achieve broadband average revenue per unit (“ARPU”) increase through up-selling and cross-selling, i.e. the migration of the customer base to flat packages and bundled (Triple/Quadruple play) solutions;

–

evolution of Internet services towards Community and Web 2.0 patterns, building on the know-how and the assets of a telecommunications operator (localization, reach, profiling) to capture part of the value present in adjacent markets (Pay TV, Advertising, E-commerce).

•	Business customers:

–	fixed access as a central element to convergent offer in a full IP environment;

–

improvement of customer satisfaction by differentiating service levels according to customer value and creating a partner relationship with customers (such as joint planning, joint project management, and shared assurance tools);

–	offer segmentation tied to the specific needs of every customer segment (such as small shops, non-loyal customers, mono and multi site companies, large companies and public companies);

–

adoption of an integrated multi-channel sales approach based on the analysis of customers’ priorities and needs with renewed importance given to “face to face” contact, greater internal vs. external skills segmentation, and sales proactivity tied to potential customer value;

–	development of net-centric IT services (introduction of segmented “industry” convergent solutions) also by means of partnerships with IT players.

Item 4. Information On The Telecom Italia Group	Business

•	Wholesale customers:

–

the wholesale market represents an important long term sustainable value proposition, with key issues centred on the possible trade-off between loss of volumes in the retail market (primarily fixed) and the increase in cash flow from the wholesale business. To adequately perform on wholesale, Telecom Italia must establish a new relationship with the market, building on the creation of Open Access, setting the tone for greater collaboration and dialogue with other licensed operators, and calling for reduced intervention by regulators:

•	greater opening of the network with a broader set of services offered as wholesale;

•	further increase in transparency and smoothness in the delivery of regulated services;

•	improvement in the quality of services and customer service levels.

There can be no assurance that these objectives will actually be achieved.

Network and Service Platforms Evolution

The technological evolution of the network and service platforms must be consistent with the projected evolution of customer needs and therefore the Group’s offerings. The transformation from a “connectivity” network to a “services” network will entail:

•

the development of capacity and coverage of fixed and mobile broadband access, and longer term the development of a convergent ultra-broadband network based on a full-IP transport and aggregation platform;

•

the development of service centres and platforms for the consumer market (e.g. unified messaging, IPTV/HDTV, web 2.0) and the business market (e.g. VPN, Telepresence, Software as a Service applications, disaster recovery, vertical applications);

•

the transformation of Information Technology activities and processes to better support services development, quality improvement, efficiency and key convergent processes (such as customer relationship management and billing).

The evolution of the network will also allow greater openness of the network with a broader set of services offered wholesale to third parties (other licensed operators, internet service providers, mobile virtual operators).

There can be no assurance that these objectives will actually be achieved.

Strengthening of International Presence

Telecom Italia does not possess adequate financial resources to sustain high profile international growth by acquisition, and the Group priority is the consolidation and strengthening of those existing assets able to guarantee a strong competitive position and which provide growth opportunities. Telecom Italia will therefore endeavour to:

•

continue investment in Brazil: consolidating its position on the mobile market, ensuring profitability of low ARPU customers, capturing fixed-line revenues (increase share of spending on Tim Brasil customer base) with convergent fixed and mobile offers;

•	consolidate its position in broadband in Germany, participating in attractive opportunities linked to market consolidation and focusing on efficiency and operating excellence;

•	take the necessary steps, to acquire control of Telecom Argentina that offers solid operations both economically and financially, and interesting growth prospects;

•	evaluate disengagement from markets or business segments no longer considered attractive or where the Group believes it does not have adequate critical size to compete in the medium to long term;

•

in the International Wholesale business, consolidate its leadership position on the cross-border voice and data traffic market, with particular focus on development of the Mediterranean, Middle East and South East Asia areas. In Europe and North and South America, we will continue to leverage existing assets.

Item 4. Information On The Telecom Italia Group	Business

Development opportunities—especially in mobile—will be monitored in emerging markets characterized by strong growth, taking into account possible maximization in the use of the Group’s state-of-the-art know how, and opportunities of plug and play solutions.

International expansion also will be possible through joint-ventures, alliances and financial partnerships in order to facilitate target levels of reduction of net financial debt.

There can be no assurance that these objectives will actually be achieved.

Efficiency

A key strategic objective is to identify a business model adaptable to the new market conditions, able to handle both the need for maximum efficiency and the need for innovation and flexibility.

Efficiencies will be derived from a change of internal processes, with the adoption of a leaner, “flat organization”, in order to:

•	reduce market response time;

•	optimize field services costs and IT cash costs through the integration of previously fragmented organizations and processes;

•	reduce energy, real estate and site sharing costs;

•	reduce sales and customer care costs;

•	reduce overhead and staff processes costs.

Management believes the relationship with Telefónica will facilitate a significant part of future efficiencies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of May 7, 2008:

The organizational structure of the Telecom Italia Group as of May 7, 2008 is as follows:

•	Group Functions—responsibility for:

–

guaranteeing direct control over the system supporting the Telecommunications Business in addition to the coordination, direction and control at Group level of their specific activities, particularly ensuring the definition of policies and the overall governing of issues across the Departments and Functions and Business Units;

–

promoting, within the Group, a control model which ensures guidance over the Professional Families with particular emphasis on the development, utilization and coordination of distinctive expertise as well as the implementation of paths for intragroup mobility;

–	ensuring, across the entire Group, control over any operating activities serving the business.

•

TLC Business Departments/Functions—responsibility for the specific results of their areas of competence, particularly, through the business management and development of fixed and mobile Telecommunications and Internet services.

•	Business Units—responsibility for business development in their respective businesses.

The Chairman of the Board of Directors—is entrusted with, for the purpose of ensuring functionality and effectiveness of the actions of the board of directors, responsibility for the supervision and development of strategic, industrial and financial plans, organizational structure for the Group and the economic and financial performance of the Group as well as the overall governance of the internal control system. The following report to the Chairman:

•	the Group Functions:

–	General Counsel & Corporate and Legal Affairs;

–	Public Affairs;

Item 4. Information On The Telecom Italia Group	Business

•	the Company:

–	Telecom Italia Audit & Compliance Services.

The Chief Executive Officer—is assigned responsibility for the overall governance of the Group, especially with regard to the development and implementation of strategic, business and financial plans, the definition of the organizational structure and also business development and management. The following report to the Chief Executive Officer:

•	the Group Functions:

–	Finance, Administration and Control;

–	Human Resources and Organization;

–	Purchasing;

–	Domestic Legal Affairs and Judicial Authority Services;

–	Investor Relations;

–	External Relations;

–	Regulatory Affairs; and

–	Security.

•	The Departments:

–	Business Strategies and International Development, with responsibility for:

–	strategic planning of the Group, designated to provide consistency in the relative implementation policies and the transversal integration of the plans of the individual areas of business;

–	operational coordination of the international development initiatives;

–	consistency of the management of national licensee operators and international wholesale services;

–	coordinating international BroadBand initiatives; and

–	supervising and managing the legal interests of the Group internationally.

The following Functions report to the Business Strategies & International Development Department:

–	Strategy;

–	Business Development;

–	National Wholesale Services;

–	International Wholesale & BroadBand Services;

–	International Affairs; and

–	International Legal Affairs.

–	Domestic Fixed Services, with responsibility for—at the national level—business development and management relating to fixed telecommunications for consumer and business customers;

–	Domestic Mobile Services, with responsibility for—at the national level—business development and management relating to mobile telecommunications for consumer and business customers;

–	Top Clients & ICT Services, with responsibility for business development and management relating to fixed and mobile Telecommunications and the related ICT services for Top Clients;

–

Technology & Operations, with responsibility for the technological innovation of the Group and the integrated control of the development, implementation and operation of the network, property and installation infrastructures and Information Technology, as well as the processes of delivery and assurance of services to the customers.

Item 4. Information On The Telecom Italia Group	Business

•	The Company:

–	TIM Brasil, with responsibility for business development and management of mobile telecommunications in Brazil.

•	The Business Units:

–	Olivetti, for product development and Information Technology solutions;

–	Media, content offerings (as the competence center of the Telecom Italia Group), news and television.

•	The Function:

–

Steering Committee of the Group for Relations with Telefónica, responsible for coordinating and monitoring the projects related to the development and implementation of the business synergies identified between Telecom Italia and Telefónica Group, while strengthening the relations between the parties.

* * *

Committees

One of the most important tools for the management and operational integration of the Group is the Group Committee System, which aims at:

•	monitoring the implementation of strategies and the development of plans and results;

•	ensuring the overall coordination of business actions and management of relative cross-over business issues; and

•	building-up the necessary operating synergies between the various functions involved in the technological, business and support processes.

The Group Committee System is currently under review. As of May 7, 2008, the following committees were operating:

•

Risk Management Committee of the Group, responsible for the identification, assessment and management of the risks of the Group as well as the policy regarding IT security and information, coordinating preventive action plans designed to ensure the operating continuity of the business and monitoring the effectiveness of the countermeasures adopted;

•

IT Governance Committee of the Group, responsible for establishing the guidelines for the information strategies of the Group, guides IT strategic decisions and investments consistently with business needs, monitors progress on the most important IT projects and monitors quality of solutions and cost effectiveness;

•

Security Committee of the Group, responsible for the integrated coordination of security and crisis management activities of the Group, monitoring the progress on major projects and effectiveness of the solutions adopted;

•	Steering Committee of the Group for Relations with Telefónica which aims to meet the following objectives:

–	identify areas and business activities suitable for possible business synergies between the two groups;

–	design consequent plans for execution; and

–	control compliance with national and international laws, with regulations or orders of public authorities and with rules of self-regulation.

•	Group Quality Governance Committee, responsible for:

–	directing and supervising initiatives and activities geared to the end-to-end improvement of the quality of the operating processes;

Item 4. Information On The Telecom Italia Group	Business

–

monitoring the results of the quality obtained and also analyzing them according to the quality requisites required by our regulatory authorities, as well as the most important or recurring customer complaints and—generally—feedback from all the stakeholders; and

–

supervising the process for the creation, quality certification and launch of new products and services offered to the customer—in particular those with a greater impact in terms of image and competitive market positioning—with the specific operating responsibilities of the technical structures and the businesses involved remaining unchanged.

•

Steering Committee of the Group for the Coordination of the Purchase of Editorial Content, responsible for coordinating and harmonizing the purchase of editorial content for all platforms of the Group.

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    DOMESTIC

The Domestic Business Unit is the consolidated market leader in Italy for telephone and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale). On an international level, the Business Unit develops fiber optic networks for wholesale customers in Europe, the Mediterranean and South America.

The Domestic Business Unit is organized as follows as of December 31, 2007:

FIXED	MOBILE	SUPPORT ACTIVITIES
Telecom Italia S.p.A.—Fixed telecommunications services Loquendo S.p.A. Matrix S.p.A. Path.Net S.p.A. Telecontact Center S.p.A. Telsy Elettronica e Telecomunicazioni S.p.A.	Telecom Italia S.p.A.—Mobile telecommunications services	Telecom Italia S.p.A.—Group functions Olivetti Multiservices S.p.A. Tecnoservizi Mobili S.r.l. Telecom Italia Audit and Compliance Services S.c.a.r.l. Telenergia S.r.l.

Telecom Italia Sparkle group:

•        Telecom Italia Sparkle S.p.A.

•         Latin American Nautilus group

•        Med-1 group

•        Mediterranean Nautilus group

•        TMI group

•        Pan European Backbone

•        Telecom Italia Sparkle Singapore

•        Telecom Italia San Marino group

•        Telecom Italia Sparkle of North America Inc.

•        Elettra S.p.A.

•        TIS France S.A.S.

The major business areas of the Domestic Fixed Telecommunications Services business are as follows:

•

Retail Telephone services consist mainly of the supply of services using traditional technologies (PSTN and ISDN) and innovative technologies (VoIP). Retail telephone services include: network access, traffic (in terms of minutes and rate plans), hire of telephone equipment and value added telephone services.

•	Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional Internet traffic (dial-up access).

•	Data Business services include data transmission and network services for business customers, leased lines, equipment for data services and value added services.

•

Wholesale offering includes national and international services for other operators, both for fixed and mobile operators and Internet service providers. Services offered to other domestic operators consist mainly of interconnection to the Telecom Italia network, in terms of access and traffic (collection, termination and transit), BroadBand access (ADSL and XDSL) and leased lines. Services offered to international OLOs—consist mainly of traffic (carried traffic and transits) and data accesses.

Item 4. Information On The Telecom Italia Group	Business Units

❖	KEY FACTORS

Fixed Telecommunications

The Domestic Fixed Telecommunications Services business continued with its strategy to encourage its customers to migrate towards innovative BroadBand solutions which provide access to a new generation of IP services and applications. This strategy has resulted in Telecom Italia having a BroadBand Retail plus Wholesale portfolio of 7.6 million accesses, of which approximately 6.4 million were Retail BroadBand (of which 64% were on flat and semi-flat tariff schemes) and a VoIP portfolio amounting to 1.3 million accesses (about 20% of BroadBand Retail). In the Consumer market, development of the IPTV service is growing and the offering of web content and services is developing.

In the traditional Telephone business, the main strategy has been to increase the penetration of flat-voice rate packages to achieve higher retention rates (at December 31, 2007, there were 6.4 million flat-voice rate pricing packages, more than one-third of the number of accesses); moreover, action with the aim of recapturing customers that switched to competitors continued (more than 1 million returns as of December 31, 2007).

In the Data Transmission sector, there was a rationalization of the available offerings with migration from Traditional Data Transmission to Innovative Data Transmission and BroadBand offerings of integrated solutions with services.

Mobile Telecommunications

In 2007, the Domestic Mobile Telecommunications Services business focused on maintaining its market share by using both traditional services (voice) and innovative services (VAS and Mobile Internet). Market share was maintained due to an effective policy regarding the acquisition of customers with a greather take-up of Flat or Bundled packages (both voice and VAS) and a greater penetration of UMTS handsets and users.

The offering portfolio has been improved through the use of various strategies aimed at the greatest possible transparency with regard to rates and increased flexibility for the customer (i.e. dedicated offers by level and type of consumption).

❖	COMMERCIAL AGREEMENTS

The following significant commercial agreements were signed by the Domestic Business Unit during 2007:

•

on March 30, 2007, Telecom Italia and COOP signed an agreement under which COOP will market telephone service with the “COOPVoce” trademark , utilizing the technological infrastructures and services provided by Telecom Italia;

•

on June 8, 2007, Telecom Italia and the Generali Group signed an agreement for Telecom Italia to design and create the new telecommunications network of the insurance company in four European countries, and supply electronic communication services in those same countries and also Italy;

•

on July 3, 2007, Telecom Italia was awarded the contract—over a three-year period and worth more than €45 million—for the development of an integrated telephone and data network for all the offices of the Monte dei Paschi di Siena group;

•

on July 18, 2007, the governing body of the Vatican City State and Telecom Italia announced the creation of the institutional portal illustrating the services, activities and organization of Vatican City;

•

on July 27, 2007, Telecom Italia and Tiscali signed an agreement which allows Tiscali to become a virtual mobile operator. For the first time in Italy, the operator of an “alternative” fixed network will also be able to offer mobile and integrated services throughout Italy to residential customers;

•

on October 1, 2007, Telecom Italia was the first to launch the new offer Quadruple Play “Unica” based on BroadBand and IP technology. This offer allows calls to be made through both a landline and a mobile connection, from the same phone, the mobile “Unico” handset, due to the dual-mode technology (Alice Wi-Fi for the landline and UMTS for the mobile connection), in addition to surfing the internet and accessing the Alice Home TV contents;

Item 4. Information On The Telecom Italia Group	Business Units

•

in October 2007, Telecom Italia and Sky Italia reached an agreement to broadcast all Sky channels on Alice Home TV, Telecom Italia’s television via ADSL. The distribution of High Definition content is also included; and

•

in February 2008, the auction was concluded for Wi-Max frequencies (technology which delivers BroadBand on radio frequencies). The Ministry of Communications is planning on this technology to deliver high-speed Internet throughout the country. The bidding for Wi-Max began in February 2007 with a starting bid of €45 million and after nine rounds of bidding was concluded for €140 million. The amount raised is higher than that in Germany (€60 million) and France (€100 million). Telecom Italia S.p.A. secured licenses for the regions of Umbria, Lazio, Abruzzo, Molise, Campania, Puglia, Basilicata and Calabria.

❖	CUSTOMERS AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit.

	As of and for the years ended December 31,
	2007	2006	2005
DOMESTIC FIXED TELECOMMUNICATIONS
Fixed network connections in Italy (thousands)	22,124	23,698	25,049
Physical accesses (Consumer + Business) (thousands)	19,221	20,540	21,725
Voice pricing plans (thousands)	6,375	6,468	6,321
BroadBand accesses in Italy (thousands)	7,590	6,770	5,707
Virgilio page views powered by Alice (millions)	14,737	13,283	9,842
Virgilio powered by Alice average monthly single visitors (millions)	21.7	19.1	15.7
Fixed network infrastructure in Italy:
• access network in copper (millions of km—pair)	106.8	105.7	105.2
• access network and transport in optical fiber (millions of km of fiber)	3.8	3.7	3.7
Fixed network infrastructure abroad:
• European backbone (km of fiber)	55,000	51,000	51,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total traffic on the fixed network (billions):	156.8	173.8	185.1
• domestic traffic	140.1	160.1	171.3
• international traffic	16.7	13.7	13.8

DOMESTIC MOBILE TELECOMMUNICATIONS
Mobile telephone lines in Italy at year-end (thousands)	36,331	32,450	28,576
Prepaid lines at year-end (thousands)(1)	30,834	28,080	25,365
Growth of the customers (%)	12.0	13.6	8.8
Churn rate(2)	16.4	18.9	16.9
Total outgoing traffic per month (millions of minutes)	2,766	2,443	2,314
Total outgoing and incoming traffic per month (millions of minutes)	4,052	3,730	3,550
Average monthly revenues per line(3)	22.2	25.6	29.3

(1)	Excludes “not-human” Subscriber Identity Modules (SIM).

(2)

The data refers to total lines. The churn rate for a certain period represents the number of mobile customers who discontinued service during the period (either voluntarily or because of default) expressed as a percentage of the average number calculated on the basis of the total annual number of customers during the period.

(3)	Includes revenues from prepaid cards and revenues from non-domestic traffic; it does not include revenues from product sales.

At December 31, 2007, the Domestic Business Unit had approximately 22.1 million fixed connections. The decline compared to December 31, 2006 is largely offset by the growth in BroadBand which, at December 31, 2007, consisted of 7.6 million accesses (approximately 6.8 million accesses at December 31, 2006), of which approximately 6.4 million were retail BroadBand accesses, confirming the continuing growth in use of ADSL technology.

Item 4. Information On The Telecom Italia Group	Business Units

At December 31, 2007, Telecom Italia had approximately 36.3 million mobile GSM and UMTS lines (of which 6.1 million are UMTS lines), an increase of 12.0% compared to December 31, 2006. This figure includes 30.8 million prepaid lines, which represent 84.8% of all lines.

At December 31, 2007, Telecom Italia’s market share calculated on number of lines was 40.3%, in line with the figure at December 31, 2006 (40.4%).

❖	TARIFFS FOR FIXED COMMUNICATIONS

Changes in rate plans

Telecom Italia began rebalancing its rate plans in 1991 which led to many alterations through 1997. AGCom has been responsible for tariff regulation since December 1998 and on July 28, 1999 AGCom introduced the price cap mechanism which was designed to promote productivity and efficiency of the Telecom Italia Group as the incumbent operator in markets with a low level of competition.

The price cap is a formula that limits the incumbent’s ability to modify the overall level of its prices. The formula is defined as RPI-X, where RPI is the Retail Price Index and X is a pre-defined level of efficiency fixed by AGCom. Therefore, RPI-X is the average percentage variation which the incumbent can apply to its prices. In real terms, at a given level of inflation, RPI, the incumbent is obliged to reduce its prices by X. The higher the level of X, the greater the obligation to reduce prices. If the incumbent wants to maintain the same marginal return with lower prices, it is obliged to increase its efficiency (by a level of X). The price cap mechanism may also be used as a sub-cap, e.g., as a price cap on service(s) of particular importance. For example, if AGCom did not want a raise in monthly rental fees, then this would be achieved by setting a sub-cap of RPI-RPI for monthly rental fees.

Until December 31, 2002, the price cap was applied to an overall basket of public voice telephone services consisting of basic subscription charges, activation charges and charges for local, long distance and international calls.

On July 23, 2003, AGCom introduced a new price cap mechanism, also known as the “safeguard cap” with the aim of controlling the maximum prices applied to voice services during the period 2003-2006.

On January 19, 2006 and November 9, 2006 AGCom amended the price cap mechanism to separately regulate Access and Traffic. With respect to Access, including the retail markets for access to the public telephone network from fixed accesses (i.e. rental charges for the PSTN and ISDN lines of residential and business customers), the price cap mechanism remained in effect up to December 31, 2007. With respect to Traffic, including local and long distance traffic and fixed-mobile traffic (for retention only), and applying to both residential and business customers, the price cap mechanism remains in effect up to December 31, 2009.

In 2007 the following rate plan changes were introduced:

•

Access:    a revenue decrease equal to €21.4 million for residential customers, representing a decrease of 0.83% for this customer segment and a revenue increase of €38.1 million for business customers, representing an increase of 1.99% for this customer segment; when viewed from the standpoint of the access segment as a whole (residential and business), these changes resulted in a revenue increase equal to €16.7 million on a regulatory basis (equal to +0.37%);

•	Traffic: with respect to fixed-mobile traffic a revenue increase due to retention equal to €9.1 million (or 1.91%).

❖	INTERCONNECTION WITH OTHER OPERATORS

Fixed Telecommunications

In compliance with the European Commission Recommendation No. 2003/497 (the “Recommendation”) and the Electronic Communications Code (Legislative Decree No. 259 dated August 1, 2003), the public consultations with regard to the 18 significant markets identified in the Recommendation were concluded in 2006 and, in 2007, Telecom Italia implemented the regulatory remedies required by AGCom. AGCom also started and concluded in 2007 market analyses on two new markets: the market for wholesale termination for international routing (market 19), with respect to which AGCom has proposed removal of the existing restraints as no operator with

Item 4. Information On The Telecom Italia Group	Business Units

significant market power has been identified, and the market for retail dial-up internet traffic (market 20), which is considered to be a market subject to competition. AGCom has also started a new cycle of market analyses concerning the wholesale market for access and call origination in mobile telephone networks, the market for termination on individual mobile networks and the markets for retail and wholesale fixed access.

On November 13, 2007, the European Commission issued a new recommendation for the identification of significant markets and a proposal to review the regulatory framework. The new recommendation confirms the regulatory approach for wholesale markets and modestly reduces obligations on retail markets, which is in force starting from 2008. On the contrary, the new Directives will not be adopted before 2010.

During 2007, AGCom renewed the network cap mechanism until 2009. This mechanism, approved by AGCom in 2003, regulates interconnection charges, i.e. the amounts which operators must pay Telecom Italia if they use the Telecom Italia network to offer their telecommunication services. Beginning with the 2003 Reference Offering (“RO”), the market has achieved a higher level of transparency with regard to interconnection services, allowing other operators to base their business plans on stable, pre-established economic values.

The 2007 RO for interconnection services, which was approved by AGCom, includes the economic terms for the FRIACO service (“Flat-Rate Internet Access Call Origination”)—operating since 2001—for billing and for the risk of bad debts.

Telecom Italia is required to offer a billing service to OLOs deciding not to invoice their customers who access Non-Geographic Numbers (“NGNs”) (such as customers who are connected to the network through the indirect access service). On the basis of the network cap mechanism AGCom has fixed the price level of the billing service at a value per call equal to €0.81.

With respect to Local Loop Unbundling (“LLU”), once the market analysis related to market 11 of the Recommendation was concluded, in 2007, Telecom Italia published a new RO for LLU (including shared access), which has been approved by AGCom. In particular, the price of LLU defined through the network cap mechanism is equal to euro 7.81/month and is the lowest in Europe and significantly lower than the retail price of access. With reference to implementation, the Italian LLU market reported the fastest growth in Europe, with about 2,903,000 unbundled lines activated at December 31, 2007 (Italy is second after Germany where the LLU had started about two years earlier) and with an increase of approximately 1,198,000 LLU lines compared to December 31, 2006. Furthermore, Telecom Italia has the most detailed and complete LLU offering in Europe (i.e. physical LLU, sub loop unbundling, shared access and different ways of collocation) and has complied with all of AGCom’s requirements in terms of making available sites requested by other OLOs. During 2007, the OLOs increased their use of the shared access service with 417,000 lines activated by the end of the year.

In May 2007, AGCom issued its regulatory measures on wholesale BroadBand access services (“bitstream” services). In 2007, Telecom Italia published its 2007 RO for BroadBand access services which was approved by AGCom.

With respect to broadcasting services with dedicated capacity and as required by AGCom, Telecom Italia has redefined its wholesale offering, transforming its previous wholesale line rental from end-to-end services to interconnection services (markets 13 and 14 of the Recommendation, i.e. terminating segment and interurban circuits—trunks). On October 31, 2006, the 2007 RO was published but has not yet been approved by AGCom. The transition from the old offering to the new one is quite complex and, until market stability can be achieved, operators will continue to use the previously available services.

In May 2007, AGCom started a public consultation on the regulatory aspects related to the structure of the access network and the prospects for the BroadBand Next Generation Access Networks (“NGANs”). The purpose is an evaluation of regulatory options related to the competitive dynamics of the fixed public telecommunication network. The main topics are:

•	regulation of the access network;

•	functional separation;

•	evolution towards the next generation NGANs.

The consultation was closed in July 2007.

Item 4. Information On The Telecom Italia Group	Business Units

In November 2006, AGCom defined the procedure for setting up the Wholesale Line Rental (“WLR”) offering (that is interconnection and access to the Telecom Italia system required by other operators in order to provide to end users fixed access services to the public network, to make and/or receive telephone calls and related services). The service is marketed at local urban exchanges not open to unbundled access and at local urban exchanges open to unbundled access through which, due to technical problems, the unbundled access services cannot be provided. In 2007 Telecom Italia published its RO concerning the WLR service for 2007, which was approved by the AGCom. The WLR service has been marketed since December 15, 2007.

In 2007 the following contracts with other operators were signed or renewed:

•	3 direct interconnection agreements (of which 2 at BBN level);

•	2 supplementary “reverse” agreements, termination on the network of another operator;

•	53 agreements to supply high speed access through the xDSL technology (of which 7 CVP and 46 ADSL);

•	2 carrier preselection contracts and 4 number portability contracts;

•	4 contracts for the shared access service on the local network and 5 LLU contracts;

•	13 contracts to supply Digital Data Circuits or partial circuits;

•	2 agreements for fiber optic infrastructures.

In 2007 Telecom Italia presented its separate and regulatory accounts for fiscal year 2005.

Mobile Telecommunications

At December 31, 2007, there were 236 GPRS agreements in 102 countries, 59 3G agreements in 35 countries and 196 Camel agreements, which allow international roaming for prepaid mobile services in 92 countries.

2007 was characterized by the regulation of the international roaming market. Since August 30, 2007, a standard wholesale charge equal to euro 0.30 for calls made within the EU has been introduced; the same “Regulation (EC) No. 717/2007” has scheduled further price reductions on September 1, 2008 and September 1, 2009.

To compensate for the negative effects of the regulation and support international wholesale revenues we implemented the following:

•	an MTC (Mobile Terminated Call) mutual charge increase;

•	an increase of charges for Visitor SMS starting in July; and

•	sign 83 Inter Operator Tariff (“IOT”) discount agreements (valid in 68 countries) to reduce the costs of TIM Roamers abroad.

❖	MARKETING AND DISTRIBUTION

Fixed Telecommunications

The sales structure of the Company is organized according to a vertical, multi-channel approach, in which different types of distribution channels are specialized in different customer segments of the market. This approach rewards the focus and customization of the channel-offering-market mapping.

The top 20,000 customers benefit from direct coverage by almost 500 sales personnel, each one of which has a dedicated portfolio to supervise and develop over the whole range of offerings: fixed, mobile, telephone, data, ICT services and products.

All other customers (both Business and Consumer) are managed by Indirect Commercial Channels, with a total of approximately 300 partners, 2,600 commercial staff and 7,000 telephone operators, who handle approximately 3,000,000 contracts a year. Selling techniques range from sales through physical consultancy to sales by phone through the outbound network.

Item 4. Information On The Telecom Italia Group	Business Units

The main channels are:

•

the “Telesales” channel:    an “Outbound” network of about 40 partners with more than 5,000 operators who are assisted by about 200 internal resources, which focuses on volume acquisitions (for example, pricing offers, ADSL);

•

the “One Team” channel:    a territorial network of about 35 partners and 850 agents (commercial staff), which focuses on volumes, and is directed towards the Consumer market supervised according to a list and “door to door” supervision;

•

the “ET—Expert Team” channel:    a territorial network of 9 partners with approximately 400 agents and 1,400 Outbound operators which focuses on the development of the SOHO segment through offers with regard to pricing, ADSL and products, geared mainly to commercial businesses, small professional firms and SOHO;

•

the “BP—Business Partner” channel:    a network of about 85 partners and 1,200 agents, which focuses on supervising SME (Small and Medium-size companies), the development of BroadBand, and the sale of products;

•	the “VAR—Value Added Reseller” channel: a territorial network with about 65 partners and 250 commercial staff which focuses on the development of VAS, the customized offering and complex networks;

•	the “Public Telephone” channel: a network of about 40 partners focusing on National and International prepaid card services and associated traffic packages.

In addition to these partners, there is the “pull” channel, consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of about 5,000 retail points of sale.

Mobile Telecommunications

At December 31, 2007, Telecom Italia’s physical distribution network consisted of 4,463 points of sale belonging to 2,325 distribution partners and 32 shops owned by Telecom Italia.

The points of sale are geographically widespread and of many different types which we believe provide us with a significant competitive advantage in marketing our products throughout Italy and in all the market segments.

Our sales network consists of various types of points of sale, which reflect different approaches to the market. The shops called “Il Telefonino”, which consist of both direct and franchised outlets (5%), represent the corporate image and is specialized in the sale of high value services. The “Centri TIM-Alice”, which are specialized monobrand shops, offer products to the mass customer segment, targeting volumes and quality of distribution. Telecom Italia is also present in large multibrand shops.

❖	NETWORK

Domestic Fixed Network

General.    Our domestic fixed network consists of 33 gateway areas (each gateway area has two interconnection points which enable information to be exchanged between the fixed and mobile networks) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long-distance fixed network (Arianna SDH e Phoenix) includes 2,400 VC4. The fixed network also includes 75 2.5 Gbps point to point lambdas and 189 10 Gbps point to point lambdas. The fixed distribution network includes 106.8 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Business Units

At December 31, 2007, the domestic fixed network consisted of the following:

Exchange areas	about 10,400
Switching areas	628 Urban Group Stages (SGU)
Gateway areas	33
Copper access network	106.8 million kilometers-pair
Fiber optic access network	440,000 kilometers-line
Fiber optic carrier network	3.34 million kilometers-line
Long Distance VC4 eq (total)	4,200
Long Distance VC4	2,400
Long Distance Lambda	75 2.5 Gbps, 189 10 Gbps
Network for direct digital circuits (PARD)	305,000 access points with speed up to 2 Mbit/sec.
Network for direct analog circuits (PARD)	84,000 access points
Frame Relay Accesses	85,179 gates at 2 Mbit/sec.
POP main data networks	32

SDH and ATM.    We introduced Synchronous Digital Hierarchy (“SDH”) transmission technology into operation in the long distance fixed network in 1996 and such technology into operation for our local fixed network during 1997. These transmission systems are operating on fiber optics from 155 Mbit/sec. up to 10 Gbit/sec. Work on the development of the national network (Long distance) which, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2007. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections.

In November 2002, Telecom Italia introduced a new generation of Optical Digital Cross Connect (“ODXC”) on the domestic fixed transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone. In 2007, Telecom Italia did not add any additional ODXC nodes. The evolution of the transport network towards a completely optical network will increase the operating capacity for all types of traffic, from voice to Internet.

The Asynchronous Transfer Mode (“ATM”) switching technology, introduced in 1996, allows the transfer of information combining data, video, voice and other services on public and private networks both at a national and international level. Telecom Italia’s ATM/Frame Relay networks that work together as a multiservice network, using SDH transmission systems as a physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL (Digital Subscriber Line) Network, used for the provisioning of xDSL services (ADSL High-bit-rate Digital Subscriber Line or HDSL) and SDSL. The ATM/Frame Relay networks allow customers to access IP and MPLS services (Multi Protocol Label Switching) with access speeds of between 64 kbit/s to 155 Mbit/s.

OPB (Optical Packet Backbone).    In 2007, we continued to implement the introduction in the network of Terarouter equipment, scheduled in some of the most important PoPs of the network. At the end of 2007 Terarouter nodes have been introduced in the four OPB PoPs: Centro Stella of Rome and Milan (Inner Core PoP) and OPB PoPs of Naples and Turin (Outer Core PoP).

The OPB network is used to transport:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	voice traffic;

•	video traffic related to IPTV services.

Item 4. Information On The Telecom Italia Group	Business Units

OPM (Optical Packet Metro).    An OPM was installed in 2007 in 30 metropolitan areas to collect flows to and from residential customers through DSLAM IP to supply the IPTV service. The OPB network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) concession, a first generation ROF (Radio Over Fiber).

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway and Genius services on GBE optical access). 349 new GBE access points were installed, bringing the overall number to approximately 2,400 accesses. In 2007, coverage of services with GBE optical access was extended to the towns of Bolzano, Cagliari, Catanzaro, La Spezia, Livorno, Salerno e Varese. As a result, overall coverage increased from 26 to 33 towns in Italy.

Network quality and productivity.    Following the completion of the porting of all the OSS systems on OPEN platforms in 2006, we completed in 2007 the integration of the supervision systems of the fixed and mobile networks and of the platforms for service creation. This allowed us to save 15% on activities previously performed by the separate systems.

BroadBand/ADSL network.    Telecom Italia’s BroadBand network can offer hi-tech telecommunications services and multimedia applications. This objective is being reached through the gradual installation of fiber optic cables. In 2007, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 6,074 towns (compared to 4,650 at the end of 2006). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2007, 7,586 local switching areas were covered by ADSL technology, (compared to 5,630 at the end of 2006). The coverage for the BroadBand business service at the end of 2007 was 6,887 switchings.

Fiber optic cables.    At December 31, 2007, approximately 3.8 million kilometers of fiber optic cables have been installed for access and transport, of which approximately 1.2 million kilometers are installed in the long-distance network. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video. To make these services more widely available, Telecom Italia is evaluating the introduction of fiber optics to the access network.

VoIP (Voice over IP) Services.    The complete digitalization of the network—both the backbone and the metropolitan network—is proceeding towards the distribution network (with ADSL), thus favoring the introduction of VoIP and other associated services. These services are already available to business customers and residential customers who sign up for ADSL. VoIP is regarded as an additional service, the value of which, for the customer, is expressed in having access to a greater number of lines, numbers and terminals. Furthermore, by exploiting extra functions, such as the “presence” and “communities” typical of always-on connection systems, it is possible to have additional revenues. At the same time, the value added perceived by customers contributes to the expansion of BroadBand and, consequently, increases the benefits resulting from complete digitalization.

IPTV (Internet Protocol TV).    “Quadruple play” is regarded as having significant value since customers find themselves immersed in an environment that can be exploited on several levels and which is able to supply a vast range of services. IPTV is an important part of this evolution. Tests were conducted in 2004-2005 and, in 2006, the first commercial service was launched, involving 836 exchange areas and 258 towns. In 2007 the commercial service with access to IP TV technology has been expanded, covering 464 towns (1,019 exchange areas). IPTV is seen as one of the pieces in the overall framework which hopes to give each customer the chance to access information in any form, wherever they are, and using fixed or mobile infrastructures according to the situation.

Flexible Data Networks.    An important part of the network consists of dedicated data lines which are centrally controlled from a single workstation. At the end of December 2007, there were approximately 305,000 PARD CDN (Data Network Access Points with Direct Digital Circuits) and approximately 84,000 PARD CDA (Direct Analog Circuits).

Domestic Mobile Network

The domestic mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (also video).

Item 4. Information On The Telecom Italia Group	Business Units

The Telecom Italia GSM/EDGE network consists of 14,018 radio base stations (compared to 13,865 at December 31, 2006, an increase of 1.1%) and 737,208 radio channels (an increase of 2.3% compared to 720,720 at the end of 2006). The network also includes 456 Base Station Controllers (“BSC”) (a decrease of 4 units compared to December 31, 2006).

Planning and implementation of the UMTS network continued, so that coverage was extended to all the regional capitals, in accordance with the obligations laid down in the 3G license, and many other areas of interest. The Telecom Italia UMTS network consists of 9,787 radio base stations (compared to 8,027 at December 31, 2006, an increase of 21.9%) and 1,188,544 radio channels (an increase of 52.6% compared to 778,976 at the end of 2006).

We continued the implementation of the network plan to distribute the High Speed Downlink Packet Access (“HSDPA”) phase 1 (3.6 Mbps in downlink) and at the same time to introduce the HSDPA phase 2 (7.2 Mbps in downlink) and the High Speed Uplink Packet Access (“HSUPA”) phase 1 (1.46 Mbps in uplink); these systems aim to increase the overall speed of the data transmission package offered by UMTS.

About 8,910 radio stations of the UMTS access network (the so-called node B), were updated in order to distribute the HSDPA phase 1; about 750 of these radio stations have been updated to distribute HSDPA phase 2 and about 750 for HSUPA.

Also operating on the network are 73 Radio Network Controllers (“RNC”) (plus 6 units as compared to the end of 2006).

The process of modernizing the GSM exchanges with older technologies has begun, so that new technologies can be adopted. These systems will have an architecture which is the same as those used on the UMTS network. These exchanges have “layered” or “split” technology, (both terms are used), in which the Monolithic Mobile Switching Center (“MSC”) is replaced by an exchange with two junctions:

•	the MSC server controlling and supervising the MGW (Media GateWay) equipment;

•	the MGW for traffic switching and media adjustment.

Furthermore, this innovation will make it possible to implement an integrated GSM/UMTS network, as far as this is possible, which, with time and the necessary measures in terms of size and operations, will eventually create a configuration where the switching exchange is shared by the GSM and UMTS access systems; the aim of which is to improve management of the service leading to a “seamless” provision of services.

We are also upgrading the packet data network to traffic requirements.

At December 31, 2007, the GSM network includes: 70 MSC exchanges, 10 transit exchanges and 9 gateways.

At December 31, 2007, the GSM/UMTS network includes: 33 MSC servers, 48 MGWs, 48 Home Location Registers (“HLRs”), 10 Gateway GPRS Support Nodes (“GGSNs”) and 34 Serving GPRS Support Nodes (“SGSN”).

International Fixed Network

Telecom Italia Sparkle manages international wholesale services (Voice, Data and IP) and retail services to multinational customers by means of an international network including:

•	a fully integrated proprietary cross border backbone (inalienable right of use for 20 years), whose implementation started in 1997 and operates mainly in Europe and the United States;

•	bilateral connections.

The coverage of the Mediterranean and of Central and South America is provided by the interconnection with MedNautilus and LANautilus backbones.

The international network connects over 400 operators all over the world and extends over approximately 434,500 Km on submarine systems which from the Mediterranean spread out along longitudinal traffic lines (towards the United States and the Middle and Far East) and transversal traffic lines (towards Central and Northern Europe).

Item 4. Information On The Telecom Italia Group	Business Units

The cross-border backbone integrates 3 regional networks:

•	Europe (PEB);

•	Latin America (LAN);

•	Mediterranean basin (MED).

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network extending over the main European countries: Italy, France, the United Kingdom, The Netherlands, Belgium, Germany, Switzerland, Austria, Spain, the Czech Republic, Poland and Slovakia. The overall length of the entire backbone is 55,000 km.

The backbone is a multiservice integrated network (Voice, Data, IP) based on DWDM (Dense Wavelength Division Multiplexing) and SDH (Synchronous Digital Hierarchy) transport techniques and on the Softswitch and IP/MPLS (Internet Protocol/Multi Protocol Label Switching) switching techniques. With respect to switching technologies the network is equipped with softswitch class 4 and IP routers. The DWDM and SDH transmission technologies are based on 10 Gbit/s lambdas with traffic protection mechanisms of the MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), MSP (Multi Section Protection) type as well as of the “meshed” type.

•

LAN (Latin American Nautilus).    A high-capacity backbone based on fiber optic ring networks, both land-based and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring, which has automatic optical traffic protection and a capacity of up to 320 Gbit/s, connects the main cities of South America to Central and North America.

•

MED (Mediterranean Nautilus).    A submarine ring network, with a highly reliable configuration, a total length of 7,000 km and capacity up to 3.8 Tbit/s which connects the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

The end-to-end services supplied include telephone, IP and managed bandwidth services in Europe and in the U.S.A., and managed bandwidth and IP services in the Mediterranean and in South America. The platform for services to Multinational Corporate Clients (“MNC”) is integrated with the crossborder network.

In 2007 we continued our efforts to develop international Internet traffic through the expansion of the European backbone, of transatlantic links and of the USA network. In particular new PoPs were opened on the Telecom Italia Sparkle North America backbone in Atlanta, Dallas and Los Angeles. The Telecom Italia Sparkle Singapore subsidiary implemented a new PoP IP in Singapore, linked to the Palermo PoP and to Los Angeles through a new transpacific link and a fiber optics backhaul infrastructure connecting the PoP located at the landing points of the SEA-ME-WE3 and SEA-ME-WE4 submarine cables providing IP and Data protected services.

Additional activities to support the development of the European BroadBand HanseNet and Telecom Italia S.A.S. companies were undertaken, including the expansion of:

•	interconnection PoPs in Frankfurt and Paris, respectively;

•	the capacity towards the local Internet exchange Points;

•	peering with the main operators.

A new IP PoP has also been implemented in Hamburg to expand the HanseNet interconnection infrastructure.

In order to increase the connection capacity towards the Mediterranean basin countries and the Middle and Far East countries we implemented an upgrade of the Trapani—Kelibia cable towards Tunisia, of the Mestre—Umag cable connecting Italy to Croatia and of the SEA-ME-WE3 cable. We also expanded the connection capacity of the PoP located at the Sicilian landing points of the Pan-European cross-border backbone submarine cables (in particular SEA-ME-WE4, Med Nautilus, SEA-ME-WE3).

Action to complete the services portfolio for mobile operators included the introduction of functions for transport of signaling over IP (SIGTRAN access for Global Signaling), the SMS hub and Virtual Home Environment services, allowing mobile operators, customers of Telecom Italia Sparkle, to provide their customers with international

Item 4. Information On The Telecom Italia Group	Business Units

roaming advanced services available on the domestic network and SMS anti-fraud platform which provides mobile customers with functions for filtering fraudulent texts (spamming, spoofing, etc.), in keeping with the standards of the GSM Association.

In 2007, we also further developed the Next Generation Network platform in view of the full implementation of the IP Multimedia Subsystem (“IMS”) architecture, through the introduction on the network of:

•	a new softswitch for VoIP (Voice over IP) traffic handling;

•	the SBC (Session Border Controller).

The latter platform allows among else a better protection of the Telecom Italia Sparkle network from attacks or frauds, better performances in terms of interaction among the VoIP protocols used by the various interconnected operators and an effective end-to-end quality monitoring.

4.2.2    EUROPEAN BROADBAND

The European BroadBand Business Unit offers innovative BroadBand access and services in European metropolitan areas in Germany, The Netherlands and France through the subsidiaries, HanseNet GmbH, BBNed N.V. and Telecom Italia S.A.S..

GERMANY	FRANCE	THE NETHERLANDS

Telecom Italia Deutschland Holding • HanseNet Telekommunikation GmbH	Liberty Surf Group S.A.S. (1) • Intercall S.A. • Telecom Italia S.A.S.	BBNed N.V. • BBeyond B.V. • InterNLnet B.V.

(1)	The Group is in the process of selling its French BroadBand operations. For accounting purposes Liberty Surf group will be treated as a discontinued operation as of January 1, 2008.

❖	KEY FACTORS

Germany

The German market is Europe’s largest in terms of the number of BroadBand lines and management believes it continues to have high growth potential. Technological evolution is also producing new development features as a result of the actions taken by the incumbent Deutsche Telekom with regard to the VDSL offering.

The BroadBand market is now concentrated in the hands of four or five principal operators and HanseNet is one of the main BroadBand operators in terms of the number of customers. During 2007, there was continuing consolidation among a few competitors, including our acquisition of AOL Germany.

In this context, HanseNet focused on consolidating its positive results and reinforcing its position on the market; its strategy is based on the following factors:

•	increasing the coverage of the network both through proprietary network (891 sites in Unbundling at the end of 2007), and Telefónica and QSC partners (1,616 sites in Unbundling at the end of 2007);

•

maximizing synergies with AOL: during the year 2007, the organizational integration of commercial channels (considered positive for Alice multichannel strategy) and newly joined portal Alice-AOL were completed. The up-selling of Alice rate plans began with the existing AOL customer base (BroadBand and NarrowBand), and the technical migration of AOL Customers to IT of Telecom Italia was concluded;

•

innovative offerings: HanseNet was the first alternative German operator to offer a complete Quadruple Play proposition, integrating ADSL2+, Voice, IPTV and Mobile offering (namely MVNO—Mobile Virtual Network Operator). In this context, the main achievements in 2007 were the following:

–	launch of mobile offer, with a particular focus on promotions for traffic “On-Net” and unique billing;

Item 4. Information On The Telecom Italia Group	Business Units

–

improvement of IPTV service offer (more than 100 channels -basic and premium packages- available altogether, VOD with more than 1,200 titles in the catalogue) and coverage was extended to 150 towns (with more than 10 million houses covered);

–	upgrade and simplification of ADSL offer through unique connection speeds of 16 Mega;

–	launch of a new nationwide offering based on wholesale Deutsche Telekom in areas not covered by Unbundling;

–	promotion of a pricing strategy in order to maintain Alice’s competitive positioning;

•	care on service quality with particular reference to VoIP services;

•	consolidation of Alice Brand and the increase in Brand Awarness supported by significant communication campaign; and

•	developing Group synergies for the wholesale offering and for the Multi-National Customer.

The Netherlands

The Dutch market has gone through a period of consolidation within the sphere of the wholesale offering, due to KPN, the incumbent operator, acquiring numerous ISPs; there is also a significant offering of cable BroadBand services.

The incumbent KPN’s announcement of a plan to develop the VDSL offering fits into this context. It led to the Dutch regulator (OPTA) reaching agreements with operators on technological change of the offering and how the consequent period of transition should be managed. This negotiation process led to the signing of a Memorandum of Understanding between BBned and KPN in July 2007. Further processes were followed to define the final agreement.

BBned’s response has been to rationalize its offering on the market and develop new technological platforms. Efforts are concentrated also on action to reposition the company vis à vis the competition and development of a Consumer and Business retail offering.

In this context, in July 2007, the acquisition of InterNLnet operator was completed. InterNLnet is active in the retail residential segment, both through ADSL and fiber offerings. Integration of the technology platforms was therefore set in motion in addition to aligning them to the Group standards, together with the integration of personnel and acquisition of customers, with the aim of maximizing synergies.

In August 2007, the Retail Alice ADSL Dual Play offering was launched in the Netherlands bringing Dutch customers connections with speeds of up to 20 Mega. At the end of 2007, there were 12,000 Alice customers. The operating priorities were the affirmation of the Alice Brand and Provisioning and Customer Care processes.

France

During 2007, the French market was again highly competitive with a bundled offering with rich content at some of the lowest prices on the European market: about €30 per month for dual and triple play rate plans (Video, Voice and Data).

The technological evolution of the offering continued with the launch of the offers for Ultra-BroadBand fiber services by the Iliad group and the development of similar projects by France Telecom and Neuf Cegetel.

In this context, the Telecom Italia Group’s French subsidiary continued to focus its strategy on achieving excellence both in terms of operations and profitability. This objective will be achieved by:

•	increasing the coverage of the network, which, at the end of 2007, covered a total of 687 unbundling sites;

•	focusing commercial activities on the LLU offering, partly by a repositioning of prices;

•	developing the product range, with particular reference to triple play content. The main achievements in 2007 were the following:

–	the extension of international destinations included in the basic Voice Bundle package and Premium option for call to further mobile phones and international destinations;

Item 4. Information On The Telecom Italia Group	Business Units

–	the extension of available IPTV channels (both basic and premium options with more than 180 channels totally available) and the VOD offering (with more than 1,500 titles in catalog);

–	the launch of Alice Music service in partnership with EMI Music allowing unlimited and legal download of about 320,000 titles available in the catalog;

–	partnership with TF1 for management of the portal www.aliceadsl.fr (contents and trading of the advertising);

–	the “Naked ADSL” offering in areas not covered by Unbundling;

•

care on service quality reinforced by the launching of “Alice pour Vous” campaign which contractually formalizes the commitment to excellence in the quality of service offered, with mechanisms to monetarily reimburse the customer in case the commitment undertaken is not met;

•	developing Group synergies for the wholesale offering and towards the Corporate Multinational customer.

The Group is actively seeking to sell its French BroadBand operations and its French subsidiary is treated as a discontinued operation as of January 1, 2008.

❖	MARKETING AND DISTRIBUTIONS

In Germany, The Netherlands and France the marketing of BroadBand offers, under the brand name Alice, was achieved through a multi-channel strategy. The mix of distribution allowed the Group to reach different customer segments adding to the “general” geographically targeted commercial initiatives in order to improve the acquisition process in the areas covered by unbundling.

Principal commercial channels used are:

•	Call Centers;

•	Internet;

•	Retail;

•	Commercial partner.

4.2.3    BRAZIL MOBILE

The Telecom Italia Group operates in the mobile telecommunications sector in Brazil through Tim Brasil Serviçõs e Participações S.A. (“Tim Brasil”) which offers mobile phone service using GSM and TDMA technology. The Tim Brasil group is composed of the following:

BRAZIL MOBILE
Tim Brasil Serviçõs e Participações S.A. • Tim Participações S.A. – Tim Celular S.A. – Tim Nordeste S.A.

❖	KEY FACTORS

In 2007, the Brazilian market for mobile lines reported growth of 21.1% reaching a total of 121 million lines (63.5% penetration of the population) at the end of 2007, compared to 99.9 million at the end of 2006 (53.2% penetration). The Tim Brasil group consolidated its position as the second-largest operator with 31.3 million lines, an increase of 23% compared to the end of 2006, increasing its market share of lines to 25.8% compared to 25.4% at the end of 2006. At the end of 2007, the market share gap between the group and the largest operator was narrowed to 1.9 percentage points compared to 3.7 percentage points at the end of 2006. Approximately, 96.9% of the Tim Brasil customer base uses GSM technology.

Item 4. Information On The Telecom Italia Group	Business Units

In 2007, the strategy of the Tim Brasil group focused on:

•	launching and developing convergent rate plans in the sphere of voice/data/Internet services with bundled packages;

•

acquisition, in the first half of 2007, of a license to provide switched fixed services (STFC). This license was necessary for the commercial launch of the convergent offering “TIM Casa Flex” (in October 2007) which marks the entrance of Tim Brasil into the fixed line services market;

•	developing the portfolio (“TIM Web”) of Advanced Services and data transmission (GPRS and EDGE) services, such as “TIM Web” for mobile internet access;

•	launching and developing the offering “Piano 1”, a first in the Brazilian market, which offers recharges at low cost promoting mobile telephone services access;

•	offering promotions intended to boost ‘on net’ traffic and the community concept (“7 centavos” and “zero rate” plans);

•	continuing to improve the level of customer service and reinforcing loyalty and retention policies in the high-consumption segments;

•

renewal, in September 2007, of some authorizations to use radio-frequencies on the 800 Mhz, 900 Mhz, and 1800 Mhz for 15 years. For this renewal, Tim Brasil will pay a tax equal to 2% of services revenues achieved during the previous year;

•	award, in September 2007, of 14 additional frequencies on the 900/1800 Mhz band. These additional frequencies consolidate the coverage capacity and the quality of the domestic GSM services;

•	award, in December 2007, of a 3G license in Brazil (reais 1.3 billion with a medium premium equal to 95% compared to auction price basis).

❖	MARKETING AND DISTRIBUTION

In 2007, the Tim Brasil group’s services were marketed through the country’s largest distribution network, consisting of about 8,700 points of sale dedicated to retail customers. In terms of composition, 9% of these points of sale are proprietary shops or franchised shops and 27% are owned by exclusive dealers. The remaining 64% are multi-brand points of sale of organized large-scale distribution, a channel which focuses on providing an adequate level of representation throughout the territory covered by the company’s mobile services. Furthermore, with regard to the consumer channel, the company relied on more than 254,000 points of sale to provide top-up services of which 41% were virtual channels.

With regard to the business segment, in 2007, the company had more than 150 direct exclusive sales outlets for large companies (Key Account Managers) and a network of more than 586 partner agencies (TIM Business Promoters) dedicated to small and medium-size companies.

4.2.4    MEDIA

The Media Business Unit is organized into the Television and News Business Areas:

•

the Television Business Area produces and broadcasts editorial content through the use of analog and digital broadcasting networks. The Business Area manages satellite channels and pay-per-view services using the Digital Terrestrial Television (“DTT”). In particular, in 2007, the Group based its “Business Model” on the following activities:

–	Free to Air, through the activities of the two analog broadcasting network operators La7and MTV;

–

Multimedia, having the role of “Competence Center” of the Telecom Italia Group in the creation of the content offering for the IPTV, DVBH and Rosso Alice platforms and through the development of content and channels for the satellite and interactive platforms (Web and Mobile);

–	Digital Terrestrial TV, through the strengthening of the Soccer Pay Per View business model, with the offering of new content and the leasing of digital bandwidth;

Item 4. Information On The Telecom Italia Group	Business Units

•

the News Business Area operates through Telecom Media News, a leading national news agency with a marked international connotation. It was conceived as the result of a partnership with Associated Press (AP) and provides news on a 24 hour basis as well as analyses, special reports from its offices in Rome and Milan and from abroad (Brussels, New York and Moscow).

As of December 31, 2007, the Business Unit was organized as follows:

MEDIA
TELEVISION	NEWS
Telecom Italia Media S.p.A. • Telecom Italia Media Broadcasting S.r.l. • MTV Italia S.r.l. – MTV Pubblicità S.r.l.	Telecom Media News S.p.A.

❖	KEY FACTORS

Within the framework of its strategies to develop innovative services, the Telecom Italia Group has decided to utilize its expertise in the development of traditional and multimedia content, by concentrating it in Telecom Italia Media. In this context, on March 8, 2007 the Boards of Directors of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. approved an agreement to entrust Telecom Italia Media with the exclusive responsibility for designing and producing the television content offering on the IPTV and DBV-H technological platforms (as well as for the portal “Rosso Alice”, but only for “television” content), with an exclusive mandate to acquire the rights for doing so in the name of and on behalf of Telecom Italia.

As a result of this agreement, Telecom Italia Media has become the “Competence Center” on television content for the Telecom Italia Group. It is thus taking advantage of its expertise and know-how and further confirming its status as a key multimedia operator in Italian television.

4.2.5    OLIVETTI

The Olivetti Business Unit operates in the office products business in the sector of digital printing systems, ink-jet products for the office, the development and manufacturing of products associated with silicon technology (ink-jet print heads and MEMS), and also specialized applications for the banking field and commerce, systems for managing forecast games and lotteries, e-vote and e-government. The reference market of the Business Unit is focused mainly in Europe and Asia.

As of December 31, 2007, the Olivetti Business Unit was organized as follows (the main companies are indicated):

OLIVETTI
Olivetti S.p.A. • Olivetti I-Jet S.p.A. • Olivetti International B.V. (foreign sales companies)

4.2.6    OTHER TELECOM ITALIA GROUP OPERATIONS

The Other Operations of the Telecom Italia Group include its financial companies and the foreign operations which are not included in other Business Units (Entel Bolivia, Sofora and ETECSA) and other minor companies not associated with the core business of the Telecom Italia Group.

❖	ENTEL BOLIVIA GROUP

Telecom Italia International holds, indirectly, a 50% stake in Entel Bolivia, the Bolivian telephony operator which was acquired in 1995.

Item 4. Information On The Telecom Italia Group	Business Units

The Entel Bolivia group operates in the fixed (particularly long-distance national and international telephone segments), mobile, Internet and data transmission sectors in Bolivia.

With effect from March 1, 2007, the rate structure of both fixed and mobile telephony was revised as a result of a Supreme Decree which imposed the rounding of the call-time to the next second rather than the next minute and eliminated the preferential On-Net mobile rate.

At December 31, 2007, there were 79,229 fixed lines, an increase of 6.5% compared to December 31, 2006. Such improvement is mainly attributable (in excess of 50%) to the Aquì Entel public telephone points.

Internet and Data activities were supported during 2007 by special promotions regarding both rates and special conditions for activating new BroadBand ADSL lines. At December 31, 2007, there were 14,098 BroadBand customers, an increase of approximately 68% compared to December 31, 2006 (approximately 8,400).

At December 31, 2007, there were 1,756,000 mobile customers, an increase of approximately 21% compared to December 31, 2006 (1,443,000).

These results were achieved, in a competitive market, mainly owing to several promotions which essentially allow the user to double the traffic capacity for the same amount recharged. In December 2007, a further commercial initiative was successfully launched, aimed to promote prepaid cards for the GSM service.

* * *

On March 29, 2007, the Bolivian government, in pursuing its policy of nationalizing some privately-owned businesses, issued legislation to set up a ministerial commission to start, conduct and conclude negotiations, within 30 days, with the aim of “recovering” Entel S.A. (“Entel”) into the hands of the Bolivian government (the company was acquired in 1995, with a payment of U.S.$610 million, by the Telecom Italia Group through the Dutch vehicle company ETI, owned entirely by Telecom Italia International). The above-mentioned measure alleges that Entel and ETI committed a number of serious managerial and tax irregularities. Telecom Italia participated in the meetings with the commission with the sole aim of hearing the government’s position with regard to the “recovering” of Entel but has rejected all the accusations of having committed the irregularities with which it has been charged.

Subsequently, on April 23, 2007, the Bolivian government adopted two more measures abrogating all the laws on the basis of which the previous government had acknowledged that Entel had fulfilled the obligations it had assumed when the company was privatized; declaring that all initiatives put into place in executing the abrogated laws (particularly the capital reduction by Entel approved at the end of 2005) would be punishable by law; furthermore, annulling a number of previous administrative measures, particularly the one passed in 1995, which had launched the Entel privatization process.

On October 12, 2007, after an unsuccessful attempt at conciliation, an arbitration request was filed by ETI with ICSID (International Centre for Settlement of Investment Disputes, a body of the World Bank with headquarters in Washington DC, USA). The arbitration request covers the violation of the international treaty for the protection of foreign investments in Bolivia and the payment of compensation for the damages suffered as a result of the measures put in place by the Bolivian government.

On October 31, 2007, ICSID announced that the ETI arbitration request summoning the Bolivian government had been filed. The arbitration board is expected to be appointed in 2008.

On May 1, 2008, the Bolivian government, through Supreme Decree, decided to nationalize the Entel Bolivia shares held by the Telecom Italia Group. According to the Decree, the price of the nationalized shares will be determined within 60 days deducting all recorded and contingent liabilities of Entel S.A.. The Telecom Italia Group will protect its investment and will claim its rights in the arbitration proceeding.

* * *

A tax dispute is pending for the alleged failure to apply withholding taxes on the portion of share capital reimbursed in 2005 to a foreign shareholder. The alleged taxes evaded, together with additional charges and interest, are estimated at approximately €42 million. The rulings of the courts of the first instance before the Superintendencia Tributaria confirmed the position taken by the Tax Authorities. Entel Bolivia has filed an appeal before the Corte Suprema de Justicia. On April 18, 2008, Entel Bolivia was served an order of payment against which an appeal was promptly filed with the competent court. The filing, in accordance with applicable law, suspends the order of payment enforcement.

Item 4. Information On The Telecom Italia Group	Business Units

Another tax dispute is pending for the alleged failure to apply indirect taxes on a large part of the sales in 2002. The alleged taxes evaded, together with additional charges and interests, are estimated at approximately €22 million. The appeal is pending before the Corte Suprema de Justicia, after three adverse decisions rendered by the Superintendencia Tributaria.

For both the disputes, on the basis of opinions by its internal and external experts, the company deems that it has sufficient technical and legal arguments to obtain a ruling in its favor and has therefore not set aside any provision for risks.

❖	TELECOM ARGENTINA GROUP

Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora hold a 13.97% stake in the Telecom Argentina group.

Telecom Argentina group operates in the sectors of wireline and mobile telephony, Internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At December 31, 2007, there were approximately 4,208,000 fixed lines in service (also including installed public telephones), an increase of 3% compared to December 31, 2006 (4,095,000).

Telecom Argentina’s BroadBand business grew significantly during 2007 and reached a total of approximately 768,000 customers, an increase of 71% compared to December 31, 2006 (448,000).

In the mobile business, the customer base of the group reached approximately 12,285,000 (approximately 13% of which is in Paraguay), an increase of 28% compared to December 31, 2006 (9,589,000). The number of postpaid customers increased by 24% compared to December 31, 2006 and represents 31% of the total customer base (in line with the figure at the end of 2006). Customers who use GSM services were over 96% of the total customer base.

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

These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA through capitalization of dividends paid by ETECSA and, following these capital increases and the mergers, we now own 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

In addition to our shareholding in ETECSA Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of ETECSA on alternate years.

In addition to these governance arrangements, we entered into agreements to provide certain technical assistance to ETECSA with respect to its fixed line and wireless services.

In return for these services we receive annual fees of €385,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided equal to €1,585,000. The level of the fees earned over the last two years is set forth in “Note—Related Party Transactions” of the Notes to our 2007 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services, renewed at the beginning of 2007, will expire at the end of 2009 and the technical agreement with respect to wireless services will expire at the end of 2009.

Item 4. Information On The Telecom Italia Group	Business Units

As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note—Other Non-Current Assets” of the Notes to our 2007 Consolidated Financial Statements included elsewhere herein.

The number of fixed lines (also including installed public telephones) was approximately 1,052,800 at December 31, 2007, an increase of 8% compared to December 31, 2006. Of the total lines installed, 50,400 are invoiced in U.S.$ and the others, connected to the social development of Cuban telecommunications, in pesos.

In 2007, the number of Internet and data customers increased and reached approximately 23,500 accesses as of December 31, 2007 (compared to 20,000 at the end of 2006).

In the mobile business, at December 31, 2007, the customer base had reached 198,200, an increase of 30% compared to December 31, 2006 (152,700 units). The increase is mainly concentrated on the prepaid customers, which represents almost 90% of the total. In 2007, the migration of customers from TDMA towards GSM technology continued and the latter is now used by 91% of the total customer base (compared to 81% at the end of 2006).

We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.

* * *

Since 2002, Banco Nacional de Comercio Exterior (“Bancomext”) has accused ETECSA and Telan (majority shareholder of ETECSA, controlled by the Cuban government) of non-performance of alleged payment and guarantee obligations amounting to U.S.$300 million established in a series of contracts between ETECSA, Telan, BanCuba (Central Bank of Cuba), Intesa Sanpaolo and Bancomext.

These accusations were the subject of (i) an action brought by Bancomext in Italy before the Turin court to obtain a precautionary sequestration and (ii) an international arbitration proceeding.

On February 14, 2008 BanCuba, Banco Central de Cuba and Bancomext signed a “Memorandum of Understanding” in which are fixed the basis for the resolution of the litigation, as well as the agreement about debt restructuring.

In March 2008, Bancomext and BanCuba executed agreements by which they have agreed to resolve their respective claims. Consequently, Bancomext and ETECSA are settling all pending legal proceedings and filing petitions for the closure of such proceedings before all the relevant Courts.

4.2.7    COMPETITION

Our domestic fixed and mobile telecommunications operations, as well as our broadband services businesses are subject to strict regulatory requirements in Italy and our international operations and investments are subject to similarly stringent regulation in host countries. In particular, as a member of the European Union (“EU”), Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The EU Commission approved a new electronic communications framework in March 2002, which has been effective in Italy since September 2003.

Fixed-line domestic telecommunications services market

Following the full liberalization of the Italian domestic market for telecommunications services, we have faced increasingly significant competition since 1998 from more and more competitors.

In 2007, competition in the Italian domestic market continued to be characterized by innovative offerings through the introduction of bundled voice/broadband (double play) and bundled voice/broadband/IPTV (triple play) offers.

The market was also characterized by migration from a primarily reseller approach (Carrier Selection/Carrier Pre Selection for voice and Wholesale for ADSL) to an infrastructure-based approach (Shared Access but especially LLU).

Item 4. Information On The Telecom Italia Group	Business Units

During the year the first entry of fixed-mobile convergence emerged as an additional competitive model (the launch of Mobile Virtual Operator—“MVO”—by fixed operators and the acquisition of Tele2 by Vodafone).

In 2007, competition in the Italian domestic market was dominated by five operators (other than Telecom Italia) with differentiated business models focusing on different market segments:

•	Fastweb (a national player focused on broadband services and value-added triple Play offers), acquired by Swisscom;

•	BT Italia (focused on business customers and ICT offers: voice, IT and data solutions);

•	Wind-Infostrada (an integrated fixed/mobile/Internet operator focused on retail customers with medium/low-cost double Play offers);

•	Tiscali (a narrowband and broadband internet operator, developing medium/low-cost double Play/VoIP offers);

•	Tele2 (voice services, dial up Internet and broadband, focused on retail customers with low-cost double Play/VoIP offers), purchased by Vodafone.

Telecom Italia’s market share of Italian retail traffic (retail voice only and on-line traffic), on December 31, 2007, stood at 71.1%, against 71.9% on December 31, 2006 and 72.3% on December 31, 2005. Our most significant competitors in this segment are: Tele2 and Wind; BT Italia and Fastweb are focused on specific market segments (business customers for BT Italia and high-spending customers for Fastweb).

For some time now, the Italian fixed voice market has been a target for cannibalization: this is explained, on the one hand, by the development of mobile operators, which can attract voice traffic due to the advantage of mobility and the huge range of value added services and high performance terminals; and on the other by the growing popularity of alternative communication solutions (text messaging, e-mail, chat).

In 2007, the broadband market continued to grow at the same rate as in 2006 and was subject to increased competitive pressure. Broadband has become more than just a facilitator of Internet access; its market penetration is driven by a growing demand for speed and access to new Voice Over IP services (such as VoIP, Content, Social Networking Services, On Line Gaming, LAN Point, IP Centrex).

In the top customer markets and the data transmission market competition remained high and adversely impacted average prices.

We believe that our combination of service, performance, quality, reliability and price is an important factor in maintaining our strong competitive position in this market. Telecom Italia will continue to seek out new business opportunities in high-growth sectors (e.g. ICT and Pay TV), delivered via innovative technologies and platforms.

Domestic mobile telecommunications services market

In 2007 the mobile telephony market in Italy experienced its first ever contraction, primarily due to regulatory interventions (the reduction of fixed-mobile termination costs, the reduction of international roaming tariffs and the scrapping of mobile top-up charges under the Bersani Decree). Net of these measures the market grew by 4-5% due mainly to the ongoing increase in the number of lines, the migration of traffic from fixed to mobile and the strong growth in VAS and mobile browsing supported by technological developments (UMTS, HSDPA).

At December 31, 2007, the number of cellular phone lines reached 90.2 million with a penetration rate of the population of around 153%. Telecom Italia confirmed its continued market leadership with a market share of 40.3%, while other operators reported market shares of 32.9% (Vodafone), 17.3% (Wind) and 9.1% (H3G).

In terms of net additional GSM and UMTS lines, in 2007 Telecom Italia had a market share of 40%, representing an increase of 3.9 million lines, compared with 3.5 million for Vodafone, 0.9 million for Wind and 1.1 million for H3G.

In 2007, Mobile Virtual Network Operators (“MVNOs”) gained access to the domestic mobile market due to commercial agreements signed with other mobile network operators (e.g. COOP/Telecom Italia, Poste Italiane/Vodafone; Carrefour/Vodafone). The mobile virtual operators have positioned themselves in the low band of pre-paid mobile rates of the traditional operators.

Item 4. Information On The Telecom Italia Group	Business Units

Competition for mobile telecommunications services remained strong in 2007 and Telecom Italia responded with:

•	innovative offers and offers targeting specific market segments to defend its leadership position;

•	a strategy focused on volume and value;

•	solutions for leveraging the benefits from fixed and mobile integration, limiting price wars between fixed and mobile telephony;

•	a focus on handset leadership (8.8 million handsets sold in 2007) and successful Tim 3G strategy: 3.9 million 3G handsets sold in 2007;

•	solid positioning in the small and medium enterprise segment;

•	focus on customer care and quality of service.

We believe that the continuous improvement of the quality of our services, the strengthening of our sales network and the development of innovative and convergent services are important factors in maintaining our position in a complex regulatory and competitive market such as Italy’s.

The European broadband market

Germany

Germany is the top broadband market in Europe in terms of size, with 19 million broadband connections, equal to approximately 50% penetration of total fixed lines, and it continues to demonstrate significant prospects for growth (Compound Average Growth Rate—CAGR 2007-2010 +10%) .

It is characterized by:

•	five main competitors with room for further mergers and acquisitions following the recent consolidation process;

•	an increase in alternative operators’ LLU coverage and VDSL/Fibre Optic network projects;

•	increasing penetration of dual and triple play offers and fixed-mobile convergent offers, partly as a consequence of the commercial campaigns of O2 and Vodafone;

•	in the first quarter of 2007 the main operators launched more aggressive policies on pricing, which is still above the European average.

HanseNet’s strong performance in 2007 was mainly due to:

•	an increase in the ADSL customer base to 2.349 million users of which 1.083 million acquired from AOL (approximately 929,000 broadband customers in 2006);

•

the extension of LLU network coverage to 60% of families in Germany at the end of 2007 (the sites covered by the proprietary network total 891, while those covered through its partners QSC and Telefónica amount to 1,616);

•

the completion of the operational integration with AOL with the maximization of synergies: an organization that combines the resources and expertise of HanseNet with those of AOL; the migration of AOL customers to HanseNet systems; the integration of commercial channels; and the up-selling of the AOL customer base to offerings made under the “Alice” brand. In 2007, cost savings due to synergies with AOL exceeded €25 million;

•	the launch of a commercial partnership with the Time Warner Group, which created a dedicated portal under the joint Alice-AOL brand;

•

innovation of the offering: HanseNet was the first alternative operator in the German market to launch a complete Quadruple Play offer, integrating ADSL2+, Voice, IPTV and mobile offers (as a Mobile Virtual Operator).

Following the acquisition of AOL Germany, HanseNet became the third largest broadband operator in Germany with an ADSL market share of around 13%. The other main ADSL operators are: T-Online with a 46% market share, United Internet with 14%, Arcor with 13% and Freenet with 7%.

Item 4. Information On The Telecom Italia Group	Business Units

The Netherlands

The Dutch market has undergone an important process of consolidation driven by KPN’s acquisition of numerous ISPs; there is also a significant offering of broadband services via cable.

The incumbent KPN’s announcement of a plan to develop the VDSL offering fits this context. It lead to the Dutch regulator (“OPTA”) reaching agreements with operators on technological change of the offering and how the consequent period of transition should be managed. This negotiation process led to the signing of a Memorandum of Understanding between BBned and KPN in July 2007.

It was in this context that in 2007 BBned embarked on a process of competitive repositioning and developed a targeted retail Consumer and Business offering, including through optical fiber services. During the third quarter of 2007 the acquisition of InterNLnet was finalized, an operator active in the residential retail sector, where it provides ADSL and fibre offerings. On August 16, 2007 the ADSL Dual Play at 20 Mega was launched under the Alice brand.

France

In 2007, the French market for broadband services expanded to around 15 million lines, equal to approximately 49% penetration of the total number of fixed lines, and it is continuing to grow at a rapid pace. The principle characteristics of this market are:

•	intense competition, focused on product innovation (the launch of ADSL2+, the leading market in terms of penetration of VoIP and IPTV services in Europe);

•	the stabilization of the average price for the triple play offerings (at around €30 per month for all operators);

•	the launch of offerings for Ultra-BroadBand fibre services by part of the Iliad group and development of similar projects by France Telecom and Neuf Cegetel.

In 2007, Telecom Italia France’s performance was marked by:

•	the consolidation of its market position with an increase in its ADSL customer base, which reached 901,000 BroadBand lines at the end of 2007 (+16% compared with 2006);

•	an ADSL market share equal to approximately 6% at the end of 2007. The other main competitors are: France Telecom with 49%, Neuf Cegetel with 22%, and Iliad with 20%;

•	the ongoing development of its product range, and in particular triple play content:

–	the extension of available IPTV channels (also through its partnership with Canal+) and of the Video on Demand offering;

–	the renovation of the “Alice” portal and creation of a partnership with TF1 for the introduction of new content and the management of advertising on the portal;

–

the enhancement of the voice offering by increasing international destinations included in the Basic Voice Bundle and the launch of new premium options towards additional international destinations and mobile numbers;

•	focus on commercial activities on the LLU offering;

•

the launch of the “Alice pour Vous” campaign which contractually formalized our commitment to excellence in the quality of the service offered, with mechanisms for cash reimbursements to customers in the event the commitments made are not met;

•	the expansion of the LLU network, which at the end of 2007 extended coverage of the unbundling service to 687 “Ready for Service” sites.

The Group is actively seeking to sell its French BroadBand operations and its French subsidiary is treated as a discontinued operation as of January 1, 2008.

Item 4. Information On The Telecom Italia Group	Business Units

The Brazilian market for mobile telecommunications services

In 2007 the growth of the Brazilian market was driven by mobile telephone and broadband services.

The fixed telephony market (voice and broadband), which continues to account for approximately 57% of the telecommunications business and generates around reais 50 billion in profits, represents an opportunity for competitors of the fixed telephone operators.

The market for mobile telephone services continued to expand and in 2007 the number of mobile lines was triple that of fixed lines (121 million), with 64% penetration of the population. This compared favourably with 99.9 million lines in 2006 and a 53.2% penetration rate.

The Brazilian market for mobile telephony is highly competitive, with the presence of both domestic and international operators; the leading operators are Vivo, with a market share of 28%, Tim Brasil with 26%, Claro with 25% and OI with 13%.

During 2007 the company began to consolidate its market position with:

•	its entry into the fixed and broadband markets (the acquisition of a national license in July 2007 and of broadband frequencies in December 2007);

•	the launch of new business models for managing low-income customers (low ARPU).

On December 31, 2007 Tim Brasil had 31.3 million lines, with the best post-pay mix: 22% (6.8 million lines) compared with the 19% average of competitors, and during the year the company recorded higher ARPU than the market average, positive net profit and positive cash flow.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The E.U. Regulatory framework

Italy is a member of the EU and, as such, is required to implement the directives issued by the EU.

The European Commission began opening the telecommunications market to competition with the adoption of directives in the late 1980s and early 1990s which opened to competition telecommunication services, other than fixed public voice telephony services, opening the market for value added services. Subsequent directives liberalized the market for satellite services, alternative infrastructure and mobile services and infrastructure. These liberalization measures culminated with the opening of competition in 1998 of public voice telephony and public network infrastructure.

4.3.1    TELECOMMUNICATION REGULATORY FRAMEWORK IN ITALY

The legal basis for the electronic communications sector is as follows:

•

Law 36 of February 22, 2001 regarding protection from exposure to electric, magnetic and electromagnetic fields and Prime Ministerial Decree of July 8, 2003, which established “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated at frequencies between 100 kHz and 300 GHz”;

•

the “Electronic Communications Code” (ECC), Legislative Decree 259 of August 1, 2003, which incorporated into national law the EU directives of the “99 Review” with regard to electronic communications networks and services (the EU directives on “Access”, “Authorization”, “Framework” and “Universal Service”);

•

the “Consolidation Act on Radio-Television” (Legislative Decree 177 of July 31, 2005) which contains the principles for convergence between radio-television and other sectors of interpersonal communications;

•

Legislative Decree 262 of October 3, 2006, which contains “Urgent measures with regard to tax and financial matters” and which, with reference to the ECC, partially altered the law on sanctions by introducing further examples of administrative offenses, a generalized increase in the fines for each sanction and the elimination of the institution of the partial cash settlements of fines;

•

Decree Law 7 of January 31, 2007, (converted into law, with modifications, by Article 1 of Law 40, dated April 2, 2007) containing “Urgent measures for the protection of consumers, promotion of competition, development of economic activities, creation of new companies, exploitation of technical and professional training and the demolition of vehicles” which, for the electronic communications sector, abolished top-up charges and prohibited the expiry of phone traffic on prepaid phone cards.

Furthermore, the ECC confirmed the responsibilities attributed under previous legislation to the Ministry of Communications and AGCom:

•

the Ministry is responsible for State functions and services in respect of postal services, telecommunications, multimedia networks, informatics, telematics, radio and television broadcasts and innovative technologies applied to the communications sector;

•

AGCom, established by Law 249 of July 31, 1997, is an independent regulatory authority and guarantor. It must report on its operations to Parliament, which established its powers, defined its bylaws and elected its members. AGCom has the dual responsibility of ensuring that there is fair competition among the operators on the market and protecting consumers.

Operators with significant market power

In the regulatory regime in force since 1998 telecommunications operators operating fixed-line or mobile networks, or offering fixed public voice telephony services, leased lines or international circuits, were subject to special obligations with respect to interconnection and accounting policies if they had Significant Market Power (“SMP”). An operator was presumed to have Significant Market Power if its share of the relevant market was greater than 25%, although the AGCom might determine that an operator having a market share greater than 25% did not have Significant Market Power, in view of the operator’s ability to influence market conditions and its access to financial resources, or that an operator with a market share lower than 25% had such power.

Item 4. Information On The Telecom Italia Group	Regulation

With the introduction of the new European Framework in August 2003, criteria for the identification of Significant Market Power changed and were brought in line with the concept of dominant operator used in competition law. In addition, 18 separate markets were identified and AGCom was asked to carry out a separate Market Analysis in each such market, in order to identify operators with significant market power. The markets identified were divided into retail markets (markets from 1 to 7: access, national and international phone services and leased lines), wholesale markets (markets from 8 to 14: collection, termination and transit, unbundled access, broadband and wholesale circuits), mobile markets (markets from 15 to 17: collection, termination and international roaming) and the television broadcasting services market (market 18).

On November 13, 2007, the European Commission published its new Recommendation on Relevant Markets, reducing from 18 to 7 the number of markets that, according to the European Commission, should be susceptible of ex-ante regulation.

In 2008, therefore, it is expected that AGCom will review its regulatory framework in accordance with the European Commission’s indications.

The major developments in 2007 regarding markets in the electronic communications sector are described below.

•	Retail markets

In 2007 the general regulatory framework was confirmed for all the fixed retail markets through the price cap mechanism and price controls.

In particular, the retail fixed regulated markets were as follows:

•	markets for access to the public telephone network provided at a fixed location—fees and subscriptions of RTG and ISDN lines—for residential customers and businesses;

•	the local, domestic and fixed-mobile services markets—retention component only—for residential and non-residential customers;

•	markets for publicly available international telephone services, for residential and non-residential customers, provided at a fixed location;

•	leased lines market.

With respect to the access markets AGCom made it obligatory for Telecom Italia to provide the Wholesale Line Rental (“WLR”) service only in areas where unbundled access services are not requested by OLOs, with a price which is calculated by means of the RPI-X pricing method (equal to the retail subscription charges less 12%). Since the end of 2007, when marketing of the WLR service began, Telecom Italia has been authorized to offer bundled traffic-access rate plans.

In 2007 Telecom Italia launched two price cap initiatives for the retail supply of Direct Circuits (CDA and CDN with speeds of up to 2 Mbit/s).

Last year AGCom also concluded its market analysis of dial-up retail Internet traffic (an additional market not included in the European Recommendation): this market was deemed competitive (Resolution 606/07/CONS). As a consequence AGCom revoked all the obligations related to this market.

•	Wholesale markets

Markets 13 and 14 (Dedicated transmission services—Terminating and Trunk Circuits, Interconnection Flows and Internal Exchange Connections)

Terminating circuits are analogue or digital circuits, between a Network Termination Point (“NTP”) and a Point of Delivery at a National or Regional Telecom Italia node. The NTP and the node must be both located in the same area and is referred to as a BTR.

Trunk circuits are circuits between two Points of Delivery at a National Telecom Italia node belonging to BTRs in different areas.

Item 4. Information On The Telecom Italia Group	Regulation

The 2008 RO for Terminating and Trunk Circuits Interconnection Flows and Internal Exchange Connections was published by Telecom Italia on October 30, 2007. AGCom is currently assessing the offer.

Market 12 (Bitstream services)

On May 29, 2007, AGCom published a definitive Ruling on wholesale broadband access services (bitstream services).

The Resolution, in addition to what was communicated to Telecom Italia in February 2006, contained further regulatory measures which significantly altered the Italian regulatory landscape in respect of wholesale offers of bitstream access.

The main changes introduced include:

•	the communication of retail offers to AGCom with 30 days’ prior notice;

•	the determination of offer prices that take into account costs and other drivers such as efficiency costs and benchmarks;

•	a minus ratio for the “naked bitstream” equal to 20% to be applied to the consumer access price.

On June 13, 2007, Telecom Italia published its 2007 RO for bitstream services, proposing a technical solution to make its own Multicast solution available to OLOs.

The Offer was approved by AGCom after it also approved the technical and economic conditions, respectively, valid in 2007.

On January 11, 2008, Telecom Italia republished its definitive RO for 2007.

Market 11 (Wholesale unbundled access services to metallic loops and sub-loops)

On March 21, 2007 Telecom Italia republished its 2006 RO relating to Market 11 in which, amongst other things, AGCom revised the economic terms relating to the 2006 RO published on March 3, 2006.

On September 5, 2007 Telecom Italia published its revised RO for the years 2006 and 2007 in accordance with the provisions of Resolution 107/07/CIR, communicated to Telecom Italia on August 6, 2007.

On October 31, 2007, Telecom Italia published its 2008 RO. It should be noted that the period of application of the network cap mechanism for the calculation of prices, set out in the same Resolution, ended in 2007.

Regarding access services (unbundled access services, bitstream and WLR), the Technical Panel, which comprises representatives of market operators and of Telecom Italia, is now working to define the technical procedures necessary for the activation of new accounts and the migration of customers between the Operators defined by AGCom in Resolution 274/07/CONS published in the Gazzetta Ufficiale (Official Journal) dated June 26, 2007.

Following a public consultation on the regulatory aspects of how the access network is structured, in December 2007 AGCom opened the procedure for the review and eventual adoption of regulatory measures aimed at promoting conditions of effective competition in the access markets to the fixed network.

In this framework, access markets include the following i) the wholesale unbundled access market (including shared access) to networks and sub-networks, for the provision of broadband and voice services (Market 11); ii) the wholesale broadband access market (Market 12); and iii) the retail access markets to the public telephone network provided from a fixed location for residential and non-residential customers (Markets 1 and 2).

Markets 8, 9 and 10 (Collection, Termination and Transit services for calls on the fixed public telephony market)

On October 30, 2006 Telecom Italia published its 2007 RO regarding Markets 8, 9 and 10.

Item 4. Information On The Telecom Italia Group	Regulation

As mentioned earlier in respect of Market 11, on September 5, 2007, Telecom Italia published its revised 2007 RO, and published the 2008 RO on October 31, 2007.

Telecom Italia lodged an appeal against Resolution 107/07/CIR, highlighting in particular the seriousness of the fact that AGCom had maintained the rate of 0.81 cents per call for the billing service (equal to less than 1/3 of its cost), envisaging additional expense for Telecom Italia for the management of credit related to Non-Geographical Numbers of OLOs.

In respect of the price of termination on the networks of other fixed OLOs, AGCom set a maximum price equal to 1.54 euro cents/min, valid until June 30, 2007 and a price equal to 1.32 euro cents/min, valid from July 1, 2007 to June 30, 2008, with an annual reduction that will bring the price to 0.55 euro cents/min by 2011.

At the same time, several notified operators requested AGCom to authorize a termination price over the maximum level, whenever the requested termination price was justified by costs.

AGCom ruled on a request for a derogation from fixed termination costs for OLOs that made such a request. Up to June 30, 2007 Fastweb was given a rate of 2.60 eurocents, while BT Italia and Tiscali were given rates of 2.28 eurocents and 2.24 eurocents, respectively.

AGCom also ruled that beginning on July 1, 2007 the accounting model for efficient alternative operators should be applied, which envisages a reduction in termination rates for all operators with a view to achieving symmetry with the termination rate of Telecom Italia by the year 2010.

The measures relative to the accounting model and reduction of the tariffs were notified in January to the European Commission and were submitted to public consultation.

In particular, AGCom established: a) the achievement by the year 2010 of symmetry between all the termination tariffs of fixed network operators, therefore including Telecom Italia, at a rate of 0.57 euro cents per minute; b) a gradual drop from 2007 to 2010 of the termination tariffs of alternative operators, based on procedures that take account of infrastructure levels; and c) that operators who have not requested a derogation from the general regime (Wind) also be allowed to apply different and higher tariffs with respect to those originally fixed in Resolution 417/06.

A public consultation on this matter, initiated in Resolution 26/08/Cons, is currently underway.

•	Mobile markets

AGCom did not introduce any additional obligations in the mobile market for international roaming services; moreover, it defined the maximum termination prices on the networks of the mobile operators TIM, Vodafone and Wind with a target price in 2008 of 0.089 euro/minute for TIM and Vodafone and of 0.095 euro/minute for Wind.

As regards H3G, in confirming the operator’s obligations at the end of 2007, AGCom imposed for the first time the maximum termination price for H3G (originally 18.76 euro cents/minute), in the amount of 16.26 euro cents/minute beginning on March 1, 2008 and ordered the same operator, again for the first time, to prepare a system of regulatory accounting in line with the accounting obligations of the other mobile operators.

The revision of the obligations as set out above will be based on the outcome of a proceeding commenced by AGCom, which concerns the termination of all four notified mobile operators in Market 16.

AGCom also launched a market analysis, which is continuing, of access and call collection in public mobile telephone networks (Market 15).

In September 2006, AGCom identified on a provisional basis and as an emergency measure, the following mobile network operators as having significant market power in the same market: Telecom Italia, Vodafone, Wind and H3G.

Item 4. Information On The Telecom Italia Group	Regulation

The Resolution was not, however, confirmed by the AGCom within the specified time limit (February 28, 2007) by the Market 15 bis analysis (concerning the origination of mobile calls towards all non-geographical numbers); AGCom withdrew the draft resolution after the European Commission expressed a series of strong misgivings regarding the proposal.

The Market 15 bis analysis can now be considered part of the Market 15 analysis.

International roaming

Regulation (EC) 717/2007 on international roaming approved by the European Parliament and the Council on June 7, 2007, introduced the “Euro-tariff”, a maximum charge for calls made and received abroad, establishing in particular:

•	an average wholesale price cap for outgoing calls;

•	a price cap for maximum retail prices for outgoing and incoming calls (“Euro-tariff”).

Mobile telephone operators made the Euro-tariff available to all their customers on July 30, 2007.

For customers whose rate plan did not already include roaming and who immediately requested it, the Euro-tariff was applied beginning on August 30, 2007.

For customers who did not request its application and whose rate plan did not already include roaming, the Euro-tariff was applied beginning on September 30, 2007.

All customers whose rate plan included roaming were able to request immediate application of the Euro-tariff.

With specific reference to the application of EU law:

•	the European Commission deemed that the measures taken by Telecom Italia complied with the new regulation on prices and declared as much;

•	Telecom Italia was deemed to have also complied with the obligation to notify customers of the relevant information.

The Regulation is valid for three years, during which time the Commission together with the national regulatory authorities will ensure it is properly enforced.

The Commission will review the Regulation after 18 months to establish whether it is necessary to prolong its effects or intervene again in respect of the tariffs for text messaging and the transmission of data in the roaming market.

Fixed-mobile integration services

On August 2, 2007, AGCom adopted a regulatory framework for all fixed-mobile integrated services. In particular, AGCom established that:

1)

it is currently impossible to identify a new market for integrated services, although there is a need to monitor competitive dynamics and clarify, through market analysis, if these services can effectively represent a new market, distinct from the existing ones;

2)

at present time this solution enables unnecessary procedures to be avoided and guarantees the possibility of assessing retail issues underpinning the rules of interconnection and the interoperability of “Vodafone casa” and “Unico” services in the context of market analyses now underway (Markets 15 and 16).

Pre-paid residual credit for mobile customers

In August 2007, AGCom ordered all mobile operators (including “virtual” ones) to comply, within 45 days of being notified, with the obligation to restore and/or transfer all residual credit to customers with pre-paid SIM cards who wished to terminate their contract or requested number portability.

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Italia filed an objection to this Resolution with the Lazio Regional Administrative Court, despite having opened a procedure for restoring credit to customers in the event of termination of contract or a request of portability of mobile numbers. In Judgment 1775/08 the Court established the incongruity of the deadline for implementing the obligations of operators, with special reference to the transfer of residual credit, and declared null the relevant part of the Resolution.

Specific measures reserved to special customer categories

In October 2007, AGCom issued a series of measures offering favorable economic conditions to specific customer categories for the provision of accessible telephone services to the public.

AGCom confirmed the exemption from the fixed-line rental subscription for deaf residential subscribers and residential subscribers whose family unit comprises a deaf person.

The cost of financing these subsidies falls within the set of Universal Service obligations.

AGCom also introduced other concessions, which do not fall within the Universal Service provisions:

1)

mobile operators should make available to deaf users an offer comprising the sending of at least 50 free text messages per day and in which “the price of each service available to these users does not exceed the best price for the same service applied by the operator to all its users, including for special promotions”;

2)

operators that provide access to the Internet from a fixed location should grant at least 90 hours of free Internet navigation per month to blind users and to users whose family unit comprises a blind person.

Measures on the transparency of telephone bills, selective call blocking and user safeguards

In 2007, AGCom introduced new rules for the protection of users, in particular:

•	two new free services for blocking outgoing calls to several groups of risky numbers (a permanent disconnection service and a self-administered disconnection service using a PIN);

•	a second ad hoc bill, provided on request, for debits relating to calls towards numbers offering premium rate services;

•

information on the economic conditions linked to services customers sign up for and on specific administrative aspects governed by contractual conditions (procedures for the suspension of a line in the event of delayed payment, the management of claims, settlement etc.);

•	a free service, available on request, which alerts customers if they exceed a pre-determined expenditure threshold.

The Resolution, which took effect in December 2007, was challenged by Telecom Italia before the Lazio Regional Administrative Court, which, in a staying order dated December 13, 2007, ordered AGCom to set new deadlines for the implementation of the measures. To date AGCom has yet to set the new deadlines. Discussion of the merits of the appeal is pending.

Measures protecting consumers in respect of the provision of electronic communications services through remote contracts

AGCom has adopted rules on the introduction of Verbal Ordering (the oral decision of the customer to enter into a service contract): in order to comply with the obligations to provide information and ensure informed consent, a complete recording of the relevant conversation is envisaged.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location and, taking account of specific national conditions, offered at a reasonable price. To date Telecom Italia is the only operator charged with the obligation of providing the Universal Service throughout Italy. The AGCom permits only Telecom Italia to utilize all available means to fulfill its obligation efficiently with regard to cost.

Item 4. Information On The Telecom Italia Group	Regulation

The net cost of providing the Universal Service is calculated as the difference between the Company’s net cost when it is subject to the obligations of providing the Universal Service and the net cost of the same operation if the obligation did not exist. It is the AGCom’s responsibility to verify the net cost.

A fund set up by the Ministry of Communications is used to finance the net cost. Companies in the sector contribute to it, including Telecom Italia.

If, at any time, the AGCom determines that the net cost of the Universal Service constitutes an unfair burden for Telecom Italia, it sets off a mechanism to share the costs, which involves payments to the fund by companies in the telecommunications sector.

With reference to the funding of the net cost for the year 2003, AGCom issued Resolution 28/07/CIR through which it approved the applicability of a mechanism for sharing the net cost. In particular, the net cost to be financed was set at €41 million, with total compensation to be paid to the Telecom Italia “fixed network” of approximately €29 million, of which about €12 million to be borne by the ex-Tim, and the rest by Vodafone, Wind and Telecom Italia Sparkle.

The above-mentioned procedure will be concluded when AGCom issues a separate order for the revision of the method used to calculate the net cost and following public consultation with regard to the quantification of the cost of the universal service sustained by Telecom Italia in 2003.

In its Resolution on public consultation and in Resolution 28/07/CIR, AGCom expressed its intention to apply retroactively a “new method” of calculation, and to introduce it to check the net cost for 2004 (and then for the subsequent years), quantified by Telecom Italia based on the method of calculation in force at the time of presentation (March 31, 2005). Telecom Italia has lodged an appeal with the Lazio Regional Administrative Court, to prevent it having to comply with the part of the Resolution regarding AGCom’s intention to apply the non-specified “new” methodology retroactively.

With respect to the other financial years, AGCom has launched an inquiry into the financing of the net costs for the universal service provided in the years 2004 and 2005, as presented by Telecom Italia on March 31, 2005 and March 30, 2006, respectively.

To date, AGCom has not yet informed Telecom Italia of the start of the review for those years.

Finally, in compliance with the time limits laid down in the “Electronic Communications Code”, on March 29, 2007, Telecom Italia sent AGCom its evaluation of the net cost of providing the universal service for the year 2006.

Regarding the administration of the financing fund, in December 2007, the Treasury Ministry approved the payment to Telecom Italia of part (approximately €11 million) of the sums paid by the operators in the form of contributions to the net cost for the years 1999-2002; any further payment has not been finalized.

In Resolution 142/07/CSP, AGCom included in the quality criteria of Universal Service response times by customer assistance services for users of Telecom Italia’s fixed network. The Resolution, to be applied immediately and fixing the minimum quality standards for the year 2007, was communicated to Telecom Italia on August 9, 2007. The Company lodged an appeal with the Lazio Regional Administrative Court, which it notified on November 5, 2007. To date the Court has not discussed the appeal.

Accounting separation and fixed network cost accounting

Operators having SMP are required to have an accounting system showing their costs in a transparent manner. Upon request, such operators must provide the AGCom with a description of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with significant market power must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications network, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

Item 4. Information On The Telecom Italia Group	Regulation

In 2006 AGCom appointed Mazars & Guerard to check Telecom Italia’s accounting separation for the years 2002, 2003 and 2004, establishing that the audit should begin with 2004, and then be extended first to 2003 and then to 2002.

In August 2007, AGCom published a report in which it was concluded that overall the 2004 Regulatory Accounts were drawn up in accordance with the criteria set out in Resolution 152/02/CONS and the applicable sector rules.

Accordingly, the last certified Regulatory Accounts of Telecom Italia are those of 2004.

The “rules” on Regulatory Accounting have been updated according to Recommendation 2005/698/EC on “Cost accounting and Accounting Separation”, under the regulatory framework for electronic communications in order to comply with the “new” sector regulation, organized by “relevant markets”.

In the last quarter of 2007, Telecom Italia formalized the fixed network Regulatory Accounts documentation for 2005.

Accounting separation and mobile network cost accounting

In compliance with the applicable obligations, the results of the Regulatory Accounts audit conducted on the historical costs for 2005 were notified, aimed at providing evidence of the costs underlying mobile termination services.

Together with the four mobile operators, AGCom established a technical working panel to define the methodological guidelines for the implementation of a “Long Run Incremental Costs” model.

In the context of the newly launched procedure “market for the termination of voice calls on individual mobile networks (Market 16 among those identified by European Commission Recommendation 200/311/EC)” economic and quantitative data were provided for the setting of new Network Cap values.

The activities by the auditing firm Mazars & Guerard, appointed by AGCom (see Resolution 217/04/CONS, later amended due to material errors by Resolution 324/04/CONS), to check the Regulatory Accounts at historical costs for the years up to 2004 and at current costs for the financial year 2002, was concluded in compliance with the national regulatory framework.

AGCom fee for 2007

In Resolution 696/06/CONS AGCom established how operators should pay their fee for 2007 and the amounts to be paid.

More specifically, for the year 2007, the fee fixed by Article 1.66 of Law 266 of December 23, 2005, equal to 1.5 per thousand owed to AGCom by companies operating in the communications sector is calculated based on the revenues recorded in the last financial statements approved prior to the adoption of Resolution 696/06/CONS.

Legislation on competition

Telecom Italia is obliged to observe Italian competition law.

Law 287 of October 10, 1990 (“Provisions for protecting competition and the market”) created Italy’s Autorità Garante della Concorrenza e del Mercato, or Antitrust Authority, which is an independent body.

The Antitrust Authority is responsible for:

•	applying Law 287 of 1990 and supervising the following matters: a) restrictive agreements; b) abuses of a dominant position; and c) concentrations of enterprises;

•	applying, whenever the necessary conditions exist, the corresponding Community law (Articles 81 and 82 of the EC Treaty);

Item 4. Information On The Telecom Italia Group	Regulation

•	applying the standards of Legislative Decree 206 of 2005 with regard to misleading advertising and comparative advertising;

•	monitoring conflicts of interest in the case of people holding government posts.

It is important to note that the “Bersani package”, as it is commonly called, attributed additional powers to the Antitrust Authority.

Article 14 of Decree Law 223/06, entitled “Supplementary powers for the Antitrust Authority”, converted into law by Law 248/06, established that the Authority may impose the adoption of precautionary measures and declare obligatory the commitments made and presented by businesses, in order to eliminate any anti-competitive practices, simultaneously ending the proceedings with the finding of a non-violation.

4.3.2    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

The activities of the Telecom Italia Group in Brazil are subject to the General Law on Telecommunications (Ley General de Telecomunicações—LGT) of 1997 and the regulatory framework for the supply of telecommunications services promulgated by the Brazilian regulatory authority, Agência Nacional de Telecomunicações (“ANATEL”).

Authorizations for supplying telecommunications services are granted either in the public sphere (through a concession or permit) or in the private sphere (through an authorization).

At the present time, only a few fixed-network operators operate in the public sphere. All the other telecommunications services operate in the private sphere, including operators of mobile networks.

Telco’s acquisition of its stake in Telecom Italia required the approval of ANATEL due to Telefónica being the largest shareholder in Telco and TIM Brazil’s principal competitor in Brazil. For a description of the arrangements which have been put into place, please see “Item 7.—Major Shareholders And Related-Party Transactions. Item 7.1.1—The Shareholders’ Agreements”.

Authorizations

•	Mobile and long-distance telephone services

When the Telebras system was privatized, concessions for the analog mobile telephone system were granted according to the “SMC” (Serviço Movel Celular—Brazilian Law 9295 of July 19, 1996), which involved the granting of concessions, accompanied by a list of obligations, for geographical areas.

Later, ANATEL introduced the standards which allowed SMC concessions to be converted into authorizations, as laid down in the new Personal Communications Services (“PCS”).

The companies of the Telecom Italia Group operating in Brazil acquired SMC concessions between 1997 and 1998 (later converted into PCS authorizations in 2002) and PCS authorizations in 2001 as a result of bids. The authorizations for mobile telephony give the companies of the Telecom Italia Group (which operate under the brand name Tim Brasil) coverage of the entire Brazilian territory and include the possibility of offering long-distance calls.

•	Local fixed telephone services

In May 2007, Tim Celular, a company of the Telecom Italia Group, obtained the licenses to operate local fixed telephone networks throughout Brazil; this will also enable the Tim Brasil group to operate in the fixed telephone services market.

In October 2007, Tim Brasil launched a new convergent service based on a mobile telephone also equipped with a landline number; this number will be active only in the area of coverage where customers reside. Through targeted commercial offers, Tim Brasil can accordingly compete with fixed network operators in the local telephony market.

Item 4. Information On The Telecom Italia Group	Regulation

Rules on interconnection

Telecommunication operators must publish a public offering of interconnection economic conditions and are subject to the “General Interconnection Regulatory Framework” promulgated by ANATEL in 2005.

The amounts charged for interconnection are freely negotiated among the operators concerned. However, to prevent damage to competition, ANATEL may fix the amounts if the operators do not succeed in reaching an agreement.

The maximum charged for fixed network interconnection by operators with significant market power (SMP) is regulated by a retail minus mechanism (40% of the retail price of the “basic” rate, taking into account the hour the call is made); non-SMP operators can apply rates up to 20% higher than the regulated tariffs. Local interconnection services between fixed network operators apply the partial bill & keep rule (55/45). It is expected that cost-oriented termination rates based on LRIC will be introduced in the future.

Interconnection agreements must be approved by ANATEL before they can be applied.

Significant Market Power (SMP) and instruments for cost orientation

In 2005 ANATEL published a specific regulation regarding operators with significant market power and issued the regulation on “Accounting Separation and Cost Accounting”, introducing the obligation to present the Accounting Separation and Allocation Document to: i) the Concessionaries and ii) the groups holding significant market power, in the provision of interconnection services for fixed and or/mobile network services and for “wholesale” leased circuits (EILD).

The groups with significant market power and the deadlines for presenting the Document are defined in specific resolutions issued by ANATEL; in particular, all mobile operators are considered to have SMP in the interconnection service in their own area.

Cost-oriented mobile termination tariffs are likely to be introduced from 2010 onwards.

The main regulatory developments in 2007

•	Number portability

In March 2007 ANATEL approved the new regulation on the portability of fixed, mobile and non-geographical numbers, and established an implementation plan for the companies involved.

Portability, for which customers may be charged, will be marketed in the largest towns from December 2008. It will then be extended to the whole of Brazil by March 2009.

•	Cost-orientation instruments

Between July and September 2007 a public consultation was held on the methodology used to calculate the Weighted Average Cost of Capital (WACC) for the regulatory purposes of telecommunications businesses. The findings are expected to be announced in the first half of 2008.

Mobile network operators, including TIM Brasil, are obliged to present the Accounting Separation and Allocation Document for the first time in 2008.

•	Frequencies

As a result of the assignments of frequencies in 2007, there are now at least four mobile operators active in each area of Brazil.

•	Assignment of frequencies for second generation services

In September 2007 the bid for the assignment of new frequency lots in the 900 MHz, 1800 MHz and 1900 MHz bands were held. Tim Brasil was awarded several frequency lots in various areas, which will enable it to expand its range of services nationwide.

Item 4. Information On The Telecom Italia Group	Regulation

•	Assignment of frequencies for third generation services

In December 2007, the tender was held for the assignment of frequencies for 3G services in the 2 GHz band. Tim Brasil was awarded a frequency lot in every state of Brazil except for a portion of the state of Minas Gerais.

The licenses are valid for 15 years and may be renewed for another 15 years. An important feature of the tender rules is the link between the assignment of licenses in key areas (São Paulo and its metropolitan environs) and the obligation to provide the service in less commercially attractive areas (the Amazon regions of the North and Northeast).

Within two years of the authorizations, 3G coverage must be provided to the capitals and cities with over 500,000 inhabitants. Coverage must be extended to all towns with over 200,000 inhabitants within four years. Within five years, 50% of towns with a population of between 30,000 and 100,000 inhabitants and 100% of those with a population outside of this band will have coverage. Within eight years the 3G services will be extended to 60% of the towns with less than 30,000 inhabitants (approximately 2,740 towns).

For the provision of the service to minor towns, operators may develop solutions based on network-sharing mechanisms.

Finally, within two years of authorization, 2G coverage must be provided in towns with less than 30,000 inhabitants that are not yet covered by the mobile service (approximately 1,800).

4.3.3    TELECOMMUNICATION REGULATORY FRAMEWORKS IN FRANCE, GERMANY AND THE NETHERLANDS

Telecom Italia operates in the European retail market, where it markets broadband products under the “Alice” brand: in France, in Germany and since August 2007 in The Netherlands.

The regulatory framework in these three countries is the result of the national transposition of the European Framework as set out in the European Directives described above.

The respective regulatory frameworks are therefore comparable to the Italian one, with responsibility being shared between the relevant Ministry and an independent Authority (Arcep in France, BNetzA in Germany, Opta in the Netherlands). Here too, individual operators with significant market power (and attendant obligations) have been identified as a result of an analysis of the significant markets in those countries. In the retail markets, the three companies mentioned above were not notified as having significant market power in their respective countries.

4.3.4    TELEVISION REGULATORY FRAMEWORK IN ITALY

Regulatory reforms in the broadcasting industry and the EU infringement procedure in respect of the Gasparri Law

Since the recent Italian Parliament failed to adopt pending legislation on Broadcasting intended to address an EU infringement action in the television Broadcasting area, Italy remains in violation of the European regulatory framework according to such EU infringement procedure.

Therefore the options for the recently elected new Administration will be either:

•	to amend the Consolidated Law on Broadcasting allowing all corporations to bid in order to set up a digital network; or

•	to radically change the current reform policy for the Broadcasting industry.

Moreover, the recent decision of the Italian Council of State which reflects the ruling of the European Court of Justice in the Europa 7 case, could also have important consequences for the Italian broadcasting industry. In that case, the European Court of Justice ruled that the refusal by the Italian government to release bandwidth to Europa 7 in order to start its operations according to the government license issued in 1999, constituted a breach of Community Law. However, at this late stage the assignment of bandwidth to Europa 7 will have distorting effects on the market, insofar as the “new” broadcaster would be provided access to a capital asset (bandwidth) that other competitors would have to acquire through a bidding process.

Item 4. Information On The Telecom Italia Group	Regulation

Bandwidth

AGCom Resolution 53/08/CONS sets forth the “Bandwidth assignment plan for digital television broadcasting in the Region of Sardinia, in anticipation of the switch-off”, in light of the conclusions of the technical round-table, set up pursuant to Resolution 603/07/CONS, that brought together all the parties involved in network digitalization in Sardinia.

The aforesaid plan defines the criteria for the transition of Digital Terrestrial in Italy’s first all-digital region, and in particular: (i) confirms that operators will be allowed to use single-frequency networks for digital broadcasting, (ii) identifies the criteria underlying the international negotiations underway with neighboring countries and (iii) establishes the rules for converting already existing networks and related broadcasting rights.

Under the AGCom plan, Telecom Italian Media is assigned 4 networks, including at least 2 covering 80% of the national territory and all provincial capitals. The plan leads to greater coverage of the four networks operated by Telecom Italia Media and asset stabilization.

Telecom Italia Media’s goals are:

•

quick conclusion of the single frequency planning to avoid negative effects of the Geneva agreements since only Rai and Mediaset are using frequencies protected from international interferences (coordinated frequencies);

•	release of bandwidth to new operators, for consideration;

•	the assignment of four digital Multiplex (“MUX”) to Telecom Italia Media, with coverage at least equal to that of the networks currently in operation;

•	not worsening of beneficial relationships with other network operators, especially RAI and Mediaset.

The Ministry and AGCom have undertaken to assign the bandwidth—temporarily, pending the conclusion of international talks—so as to allow for switch-off in Sardinia by the end of October 2008.

Television advertising

AGCom has amended the rules on television advertising (at present suspended, pending a legal challenge by Mediaset), in a final effort to avoid an infringement procedure being opened by the EU Commission focusing on the incomplete transposition of the TV Without Frontiers Directive into Italian legislation.

The shortcomings raised by the Commissions include: (i) failure to assimilate self-promotion and advertising, and non-compliance with thresholds; (ii) minimum duration of teleshopping windows—15 minutes—and inclusion of teleshopping spots—3 minutes—as part of advertising time; (iii) ineffectiveness of the Italian enforcement system. The new rules resolve the first two issues.

The Italian government filed its reply by the required deadline (February 11, 2008), pointing to the promulgation of the aforesaid resolutions which substantially address and resolve community concerns.

The issue most relevant to Telecom Italia Media involves the enforcement framework which currently imposes fines calculated without any regard to the benefits reaped through the underlying regulatory misconduct. AGCom bears a lot of the responsibility for the current situation, since under the statutory framework, the regulator was bound to ensure that sanctions are determined in light of the size of the offending corporation, a factor that has been totally ignored so far.

Market 18

On November 23, 2007 AGCom passed Resolution No. 544/07/CONS “Market of radio and television broadcasting services for the broadcasting of content to end users (market No. 18 on the list of markets identified in the recommendation on significant markets, contained in European Commission Directive No. 2003/311/CE): market identification and analysis, assessment of the presence of operators with significant market power”. The Resolution identifies RAI and Mediaset as dominant operators in a position of joint dominance on the analog broadcasting market.

Item 4. Information On The Telecom Italia Group	Regulation

The remedies under consideration include co-location of transmitters on analogue sites. It is in Telecom Italia Media’s interest to extend these remedies to digital where single bandwidth networks may be used by extending the same bandwidth over several broadcasting plant. The results of the consultation are to be announced in 2008.

Disposal of 40% of digital MUX broadcasting capacity

Following the publication of the rules governing the tender procedure for selecting parties to be assigned 40% of the broadcasting capacity of Digital Terrestrial networks subject to disposal, by resolution 645/07/CONS, AGCom established the rules for the submission of bids and the terms and conditions applicable to national and local broadcasters lacking coverage and suppliers of independent content, intending to participate in the tender.

RAI, Mediaset and Telecom Italia Media are the parties bound to dispose of 40% of their broadcasting capacity. Whilst raising no objection to the obligation to dispose of 40% of its broadcasting capacity, Telecom Italia Media, however, challenges its subjection to the same terms and conditions applicable to RAI and Mediaset, resulting in the deprivation of its right to freely negotiate the disposal of the said percentage. Telecom Italia Media has brought legal action on this issue.

The bids are currently awaiting AGCom approval. The time periods contemplated for the tender procedure shall be deemed to run from the date of publication of the said lists, following AGCom approval. The tender is not expected to be completed before the end of June 2008.

Amongst other things, the rules allow for Telecom Italia Media Group’s analogue channels to be hosted in the regions with Digital, on the MUX of RAI and Mediaset, at arm’s length terms, to make up for any shortfalls in analog coverage (coverage of less than 80% of Italian territory and all the provincial capitals).

This possibility represents an opportunity for the Telecom Italia Media Group to ensure that La7 and MTV enjoy the same coverage as RAI and Mediaset channels.

European content

The 2008 Budget Law (Legislative Decree No. 1817) contains a revision of the rules in favor of independent Italian procedures, as part of regulations aimed at promoting European content. In particular, whilst the percentages of broadcast-time and investment that each national broadcaster must devote to European content, are confirmed, the rules introduce subquotas and investment commitments in favor of Italian films produced in the past five years. Pursuant to the “Thousand Extensions” (“Milleproroghe”) Decree the Group’s broadcasters may avail of the option to apply for an exemption from these obligations, open to all broadcasters that generated no profits or that acquired a market share of less than 1%, in terms of revenues from advertising sales, teleshopping, sponsorships, agreements and contracts with public and private entities, public subsidies and pay-TV offerings, or that operate theme-specific channels, taking due account of actual market availability of the content in question.

Governmental subsidies

The government has not yet announced its decision regarding the formula for determining the penalties to be imposed on the companies—Mediaset, Telecom Italia Media and Fastweb—which indirectly benefited from subsidies for the purchase of decoders in years 2004 and 2005.

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

Backhauling:    Infrastructure network connecting sites that host the equipment for user access (xDSL or other systems, also Wireless / Mobile). It can be realized in various ways depending on the band, topology and distance.

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

Cell:    Geographical portion of the territory illuminated by a BTS: 900MHz / 1800MHz.

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

CVP (Permanent Virtual Channel):    Transparent high-capacity flow of data between the customer premises and the network of the incoming Operator that Telecom Italia is obliged to provide to the licensed operators in all cases where the same Telecom Italia, through its commercial divisions, subsidiaries, parents, or related subsidiaries, intends to provide services to customers using technology xDSL access systems.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

D-AMPS (Digital-Advanced Mobile Phone Service):    It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone service in the United States.

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

Digital Terrestrial TV:    Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of broadcasting television services using a digital system instead of the existing analogue system.

District traffic:    Long distance telephone calls within the same area code.

DNC (Direct Numerical Circuit/Control):    Dedicated digital line allowing point-to-point, or point-to-multipoint connections through digital technology. It can be used for example for a web server connection to the Internet.

DSL Network (Digital Subscriber Line Network):    A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM IP (Digital Subscriber Line Access Multiplexer):    Multiple access line (Telephone/Internal lines) allowing a high-speed connection to an internet backbone line using multiplexing techniques. In the DSLAM IP communication channel is based on IP protocol (Internet protocol).

DVB-H (Digital Video Broadcasting-Handheld):    DVB—H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programmes, web pages, music and video games to smartphones/PDA’s.

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

GGSN (Gateway GPRS Support Node):    Junction connecting an external packed network or GPRS system of a different mobile network .

GPRS (General Packet Radio Service):    This is the data service for GSM and is the European standard digital cellular service.

GPS (Global Positioning System):    A constellation of satellites, orbiting the Earth twice a day, that is able to pinpoint precisely the location of a certain object on Earth.

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

HLR (Home Location Register):    Database where are recorded the customer data.

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

NGAN (New Generation Access Network):    New generation network access that can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGNs (Non-Geographic Numbers):    The non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

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

PDA (Personal Digital Assistant):    A handheld computer with a memory size up to several megabytes and a touch-sensitive screen, often using a stylus to input data. The PDA is mainly used for calendar, address book and memoranda functions, but can incorporate advanced office or multimedia functions such as voice calls, messaging, video, mp3 player, etc.

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

SME:    The small-and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

SMS (Short Message Service):    Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

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

TRX:    Radio transceivers located in BTS.

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

UMTS Cell:    Geographical portion of the territory illuminated by a Node B.

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

VOD (Video On Demand):    TV-programme supply on user’s request, with payment of a fee for each purchased programme (a movie, a soccer match, etc). Broadcast in a special method for cable and satellite TV.

VoIP (Voice over IP):    Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet. Many carriers offer integrated services such as voice and data over a single “pipe”.

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

Wi—Max (Worldwide Interoperability for Microwave Access):    The Wi - MAX is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

XSDL ((generic) Digital Subscriber Line):    A generic term for DSL equipment, services and technologies which provide extremely high bandwidth over the twisted-pair lines that run from a phone company’s central office to a home or office.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2007 and 2006, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2007				As of December 31, 2006
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of Euro, except percentage)
Land	131	—	131	0.8	134	—	134	0.8
Civil and industrial buildings	551	1,361	1,912	11.3	598	1,417	2,015	11.7
Plant and equipment	12,957	—	12,957	76.5	12,955	1	12,956	75.3
Manufacturing and distribution equipment	48	—	48	0.3	59	—	59	0.3
Aircrafts and ships	41	6	47	0.3	40	10	50	0.3
Other	965	30	995	5.9	1,016	47	1,063	6.2
Construction in progress and advance payments	791	53	844	4.9	888	50	938	5.4

Total	15,484	1,450	16,934	100.0	15,690	1,525	17,215	100.0

As of December 31, 2007 and 2006, we did not have liens, mortgages and pledges on property owned.

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2007 land amounted to €131 million (compared to €134 million as of December 31, 2006) and civil and industrial buildings amounted to €551 million (compared to €598 million as of December 31, 2006).

Civil and industrial buildings under finance leases amounted to €1,361 million as of December 31, 2007 (€1,417 million as of December 31, 2006).

As of December 31, 2007, the Telecom Italia Group owned approximately 4,670 buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network and the Brazilian mobile network.

For details about the network infrastructure of Telecom Italia please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.1 Domestic”.

Brazilian Mobile Network

Telecom Italia’s wireless network in Brazil principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of 82 switches and 9,522 radio base stations in our GSM network and 2,361 radio base stations in our TDMA network as of December 31, 2007. The network is connected primarily by a fiber-optic transmission system leased mainly from Telemar, Embratel, Brasil Telecom and Telefónica.

Item 4A. Unresolved Staff Comments

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating And Financial Review And Prospects	General Factors Affecting The Telecom Italia Group’s Business

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

5.1    GENERAL FACTORS AFFECTING THE TELECOM ITALIA GROUP’S BUSINESS

5.1.1    THE ITALIAN MARKET FOR TELECOMMUNICATIONS SERVICES

Please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Competition”.

5.1.2    EFFECTS OF THE BERSANI DECREE ON DOMESTIC SERVICE RATES

With effect from March 5, 2007 and in compliance with the Bersani Decree, Telecom Italia has eliminated recharging fees for all rate plans.

In addition, traffic purchased by Telecom Italia customers with pre-paid cards no longer expires and can be transferred free to another Telecom Italia number in that customer’s name or to another number belonging to another Telecom Italia customer.

Telecom Italia also agreed to transfer all the benefits of its simplified rate plans to its customers by:

•

offering tailor-made and flexible recharge cards with new amounts:    with effect from April 2, 2007, in addition to the traditional amounts, Telecom Italia introduced “Choose your recharge” (Ricariche su misura), which allow customers to recharge their phone for the amount they choose, using the amount left over or available coins;

•

eliminating the connection charge in new rate plans:    for the new “TIM Club” and “Tutto Compreso” rate plans there is no connection charge and, in the version for subscribers, there is a bonus which also reimburses the government license tax;

•	promising not to raise rates: either for old or new rate plans;

•

providing constant comparisons on the effective costs of traffic:    information has been made available on the TIM website which enables customers to make correct comparisons between rate plans based on information supplied by the AGCom.

For further details about the impact on the 2007 results of operations please see “—5.4.6 Results Of Operations Of Business Units For The Year Ended December 31, 2007 Compared With The Year Ended December 31, 2006”.

5.1.3    COMPETITION

We face domestic competition in all of our businesses. For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy” and “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Competition”.

Competition continues to have an adverse effect on our revenues as it resulted in lower tariffs for many of our products and services as well as the introduction of flat-rate pricing plans which have been used to enhance retention efforts but at the same time reducing revenues for such customers.

Item 5. Operating And Financial Review And Prospects	Significant Trends Impacting Our Core Businesses

5.2    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition as well as legislative and regulatory developments continue to have a significant impact on the development of our business.

The following key trends have, and will continue to have, an impact in our main business areas:

•	convergence of services, such as fixed and mobile voice offers, fixed and mobile broadband access, integrated access to messaging and content;

•	achievement of synergies from fixed/mobile integration; and

•	impact of regulatory developments, both at the EU level and national level, where the most significant impact on revenues is expected to be linked to changes in roaming and termination charges.

In addition, other key trends should continue to have a significant impact, including:

Domestic Business Unit

•	Continuing defense of core traffic and access businesses with possible stabilization of traffic market share on Fixed Telecommunications.

•	Development of new value added services (Voice VAS and Web Services) content and handsets contributing to a stabilization in revenues.

•	Growth of Italian BroadBand market with significant increase of the Domestic BroadBand access portfolio.

•	Growth of Pay TV market and penetration of IPTV services.

•

Growth of the ICT Market, and in particular of the IT managed services to business customers, both “infrastructure based” (development and management of activities related to IT systems, platforms and applications) and “people based” (technical support, consulting and training activities more related to business processes than to specific IT systems).

•

Increased BroadBand penetration and bandwidth availability are expected to foster the adoption of internet-enabled IT applications by business customers and relevant effort towards ICT portfolio enrichment and partnership development should help to increase Telecom Italia’s market share on the ICT market.

•	Open Access network should increase transparency and access to the fixed network by OLOs.

European BroadBand Business Unit

•	Continued broadband market growth.

•	Evolution of technology and regulation pertaining to next generation networks and fiber investments closer to the customer premises.

•	Competition and fixed-mobile integration.

•	Consolidation of the players in the market.

Brazil Mobile

•	Increased level of competition with mobile players achieving national coverage and consolidation among fixed/mobile players.

•	Maturing of the market with reduced growth rates in the number of customers, start of saturation on some top-tier segments, opportunities to develop lower segments.

•	Fixed-Mobile integration both at players and offers level.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.3    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. Our reported financial condition and results of operations as reported under IFRS as issued by the IASB are based on the application of accounting methods which involve the use of assumptions and estimates that underlay the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results may differ from these estimates under different assumptions or conditions.

Since our selection and application of accounting policies involve judgments and other assumptions affecting the application of those policies, reported results are sensitive to changes in conditions or assumptions of management and these are factors to be considered when reading our Consolidated Financial Statements. We believe the critical accounting policies described below involve the most significant assumptions and estimates used in the preparation of our Consolidated Financial Statements under IFRS as issued by the IASB.

Revenue recognition

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the balance sheet.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone equipment and other) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (goods and/or services), revenues are allocated to each element based on its relative fair value, in accordance with the provisions of the Emerging Issues Task Force Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), as allowed by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), paragraph 12. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the delivery of mobile handsets and service contracts, we recognize revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value. The determination of fair values in the telecommunications business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

A small portion of our bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized using the stage of completion method.

Revenue recognition is subject to estimation in respect of the expected duration of customer relationships, the estimate of relative fair values and estimates of discounts, returns and allowances. Revisions to such estimates may significantly affect our future operating results.

Provision for bad debts

Management maintains a provision for bad debts to account for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the ageing of our accounts receivable balances and our historical write-off experience with similar receivables, customer credit-worthiness and changes in our customer payment history when evaluating the adequacy of provision for bad debts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we estimate.

Accounting for tangible and intangible non-current assets

Accounting for tangible and intangible non-current assets involves the use of estimates for determining fair value at the acquisition date in the case of assets acquired in a business combination and the expected useful lives of assets with a finite useful life. The determination of the fair values of assets, as well as the useful lives of the assets is based on management’s judgment. Changes in the economic conditions of the markets in which we operate, technology and competitive forces could significantly affect the estimated useful lives of these assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Acquisition accounting, goodwill and purchase price allocation

We have entered into certain acquisitions and in the future may make further acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities and contingent liabilities assumed, is critical due to the long-term impact on the income statement.

Under IFRS, we are required to perform a purchase price allocation and, consequently, as part of that allocation, all consideration, including the fair value of exchanged shares, shall be valued. When equity instruments are issued as part of the consideration, under IFRS we measure them at their fair value as of the date of exchange.

The purchase price is then allocated to the fair value of the assets acquired and liabilities and contingent liabilities assumed.

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

If actual results differ from these estimates, or we adjust the estimated useful economic lives in future periods, operating results could be significantly affected by these estimates and judgments which involve:

•	the definition of the purchase price;

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have a finite or indefinite useful life.

These could have a significant impact on both the level of total goodwill and ultimately on the income statement.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

Accounting for transactions on interests in group companies

We have entered into certain transactions on interests in Group companies, and in the future we may make further similar transactions.

In relation to transactions regarding interest in companies already controlled, under IFRS, in the absence of a Standard or a specific Interpretation on the matter and referring to IAS 8 (Accounting policies, changes in accounting estimates and errors), we have applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled:    in the case of acquisitions, the Group pays the minority interests in cash or by new shares and, at the same time, eliminates the relative share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the corresponding portion of assets acquired and liabilities assumed. In the case of sales, the difference between the proceeds from the disposal of shares and the corresponding carrying amount in the consolidated financial statements is recognized in the income statement (Parent entity extension method);

•

intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership:    the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The minority interest which does not directly take part in the transaction is adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

The treatment of purchase price allocation is also affected by the considerations expressed in the last three paragraphs of Acquisition Accounting, Goodwill and Purchase Price Allocation above.

Impairment of assets

The determination of impairments of intangible and tangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

•

Intangible and tangible assets with a finite useful life.    During the year, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization. If indicators of an impairment exists, the carrying amount of the assets is reduced to the recoverable amount.

•

Goodwill.    Goodwill is tested for impairment at least annually to assess its recoverable amount. The test is conducted in conjunction with the planning process of the Group, near the end of every year. Goodwill acquired and allocated during the year is tested for impairment before the end of the year in which the acquisition and allocation took place. To test for impairment, goodwill is allocated, at the date of acquisition, to each of the cash-generating units or groups of cash-generating units that is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes and that lowest level is not larger than the business segment determined in accordance with IAS 14 (Segment Reporting).

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit, or group of cash-generating units, to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to minority interest.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units), is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated and the corporate assets.

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

Financial assets

Financial assets include, in particular, investments some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involve judgments and relies heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

Derivative financial instruments

Telecom Italia enters into several different types of derivative contracts in order to adjust and manage the various cash flows associated with foreign currency and interest rate exposures. The changes in the fair value of instruments which do not qualify for hedge accounting, fair value hedges and ineffective portion of cash flow hedges are recognized in the income statement in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is reported in Net income (loss) recognized directly in equity. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The Group relies on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

Employee severance indemnities

Employee severance indemnities are a form of post employment benefit, mandatory for Italian companies. They have the nature of deferred compensation and are based, among other things, on the employee’s years of service and the remuneration earned by the employee during the service period.

Under IAS 19, the employee severance indemnity is classified as a defined benefit plan, except when employees, starting from the year 2007, choose to devote their accruing indemnity portions to supplementary pension funds or to the Treasury Fund managed by the State Social Security Institute (INPS); in such case employee severance indemnity is classified as a defined contribution plan.

The obligation for the employee severance indemnity classified as a defined benefit plan is determined in accordance with actuarial methods. In the event that changes in assumptions are required, the future amounts of the post employment benefit costs may be materially affected.

Provisions and contingent liabilities

The Group exercises considerable judgment in determining its exposure to and recognizing provisions for pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

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

Income tax expense

The Group calculates income tax expense in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for consolidated financial statements and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the income statement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

5.4    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

5.4.1    REORGANIZATION OF BUSINESS

On January 22, 2007, in response to important technological, market and regulatory changes, Telecom Italia introduced a new organizational structure aimed at ensuring greater operational flexibility and facilitating the implementation of strategic guidelines for the convergence of the various areas of business (fixed and mobile telecommunications, BroadBand internet and media contents).

Accordingly, starting in 2007, the disclosure by business segment was changed and the accounting segments are now as follows:

•	Domestic;

•	European BroadBand;

•	Brazil Mobile;

•	Media;

•	Olivetti;

•	Other Operations.

The segments include:

•

the Domestic Business Unit includes the domestic activities of Fixed Telecommunications (Retail Telephone, Internet, Data Business and Wholesale), and Mobile Telecommunications as well as the relative support activities;

•	the European BroadBand Business Unit comprises BroadBand services in France, Germany and The Netherlands;

•	the Brazil Mobile, Media and Olivetti Business Units have remained substantially unchanged compared to the prior periods under comparison;

•

Other Operations include the financial companies, the foreign operations that are not included in the other Business Units (Entel Bolivia) and other minor companies not strictly related to the core business of the Telecom Italia Group.

For a complete description of these businesses, see “Item 4. Information on the Telecom Italia Group–4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2007, 2006 and 2005 consistent with the structure of each Business Unit at December 31, 2007.

5.4.2    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”). Such financial data is considered Non-GAAP financial measures as defined in Item 10 of Regulation S-K under the 1934 Act.

As described in more detail below, such financial data is presented as additional information for Telecom Italia’s investors and should not be considered as substitutes for or confused with economic and financial IFRS measures.

In this Annual Report the only Non-GAAP Measure utilized relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	35,241	38,842
—Finance lease liabilities	1,809	1,847
—Other financial liabilities	1	114

	37,051	40,803

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
—Financial payables	6,315	5,374
—Finance lease liabilities	262	269
—Other financial liabilities	8	10

	6,585	5,653

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—

TOTAL GROSS FINANCIAL DEBT (A)	43,636	46,456

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	9	12
—Financial receivables and other non-current financial assets	686	679

	695	691

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
—Securities	390	812
—Financial receivables and other current financial assets	377	433
—Cash and cash equivalents	6,473	7,219

	7,240	8,464

Financial assets classified under Discontinued operations/Non-current assets held for sale	—	—

TOTAL FINANCIAL ASSETS (B)	7,935	9,155

NET FINANCIAL DEBT (A-B)	35,701	37,301

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

5.4.3    OVERVIEW OF 2007 RESULTS OF OPERATIONS

In 2007, regarding our domestic market we achieved the following:

•

the Domestic Fixed Telecommunications Services business continued with its strategy to encourage its customers to migrate towards innovative BroadBand solutions which provide access to a new generation of IP services and applications. This strategy resulted in a BroadBand Retail plus Wholesale portfolio of 7.6 million accesses, of which approximately 6.4 million were Retail BroadBand (of which 64% on flat and semi-flat offer) and a VoIP portfolio amounting to 1.3 million accesses (about 20% of BroadBand Retail). In the Consumer market, development of the IPTV service is growing and the offering of web content and services is developing.

In the traditional Telephone business, the main strategy has been to increase the penetration of flat-rate voice packages to achieve higher retention rates (at December 31, 2007, there were 6.4 million flat-rate voice packages, more than one-third of the number of accesses); moreover, action with the aim of recapturing customers that switched to competitors continued (more than 1 million returns as of December 31, 2007).

In the Data Transmission sector, there was a rationalization of the available offerings with migration from Traditional Data Transmission to Innovative Data Transmission and BroadBand and offerings of integrated solutions with services;

•

the Domestic Mobile Telecommunications Services business focused on strategies to maintain its market share through the use of both traditional services (voice) and innovative services (VAS and Mobile Internet). It maintained its market share due to an effective policy regarding the acquisition of customers with a greater take-up of Flat or Bundled packages (both voice and VAS) and a greater penetration of UMTS handsets and users.

The offering portfolio has therefore been improved through the use of various solutions aimed at the greatest possible transparency with regard to rates and increased flexibility for the customer (i.e., dedicated offers by level and type of consumption).

In 2007, with respect to our international markets we achieved the following:

•

Germany.    The German market is Europe’s largest in terms of the number of BroadBand lines and management believes continues to have high growth potential. Technological evolution is also producing new development features as a result of the actions taken by the incumbent Deutsche Telekom with regard to the VDSL offering.

The BroadBand market is now concentrated in the hands of four or five principal operators and HanseNet is one of the main BroadBand operators in terms of the number of customers. During 2007, several operators were sold as there was significant consolidation in the market.

In this context, HanseNet focused on consolidating its positive results and reinforcing its position on the market; its strategy is based on the following factors:

–	increasing the coverage of its network both through proprietary network (891 sites in Unbundling at the end of 2007), and Telefónica and QSC partners (1,616 sites in Unbundling at the end of 2007);

–

maximizing synergies with AOL: during the year 2007, the organizational integration of commercial channels (considered positive for Alice multichannel strategy) and newly joined portal Alice-AOL were completed. The up-selling of Alice rate plans began with the existing AOL customer base (BroadBand and NarrowBand), and the technical migration of AOL Customers to the IT of Telecom Italia was concluded;

–

innovative offerings: HanseNet was the first alternative German operator to offer a complete Quadruple Play proposition, integrating ADSL2+, Voice, IPTV and Mobile offering (namely MVNO—Mobile Virtual Network Operator). In this context, the main achievements in 2007 were the following:

•	launch of mobile offer, with a particular focus on promotions for traffic “On-Net” and unique billing;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•

improvement of IPTV service offer (more than 100 channels -basic and premium packages- available altogether, VOD with more than 1,200 titles in the catalogue) and coverage was extended to 150 towns (with more than 10 million houses covered);

•	upgrade and simplification of ADSL offer through unique connection speeds of 16 Mega;

•	launch of a new nationwide offering based on wholesale Deutsche Telekom in areas not covered by Unbundling;

•	promotion of a pricing strategy in order to maintain Alice’s competitive positioning;

–	care on service quality with particular reference to VoIP services;

–	consolidation of Alice Brand and the increase in Brand Awarness supported by significant communication campaign; and

–	developing Group synergies for the wholesale offering and for the Multi-National Customer.

•

Brazil.    We continued to consolidate our role in Brazil during 2007. As of December 31, 2007 we had approximately 31.3 million total lines managed by our Brazilian subsidiaries and Tim Brasil consolidated its position as the second operator in the Brazilian mobile market with a 25.8% market share, reducing the gap from first operator to less than 1.9 percentage points, from 3.7 percentage points in 2006.

The following table sets forth the income statement for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Revenues	31,290	31,275	29,919
Other income	413	606	678

Total operating revenues and other income	31,703	31,881	30,597

Acquisition of goods and services	(14,545)	(14,191)	(12,937)
Employee benefits expenses	(3,884)	(3,801)	(4,142)
Other operating expenses	(2,245)	(1,543)	(1,468)
Changes in inventories	11	8	(4)
Internally generated assets	577	496	471
Depreciation and amortization	(5,811)	(5,487)	(5,232)
Gains (losses) on disposals of non-current assets	5	95	242
Impairment reversals (losses) on non-current assets	(47)	(21)	(28)

Operating profit	5,764	7,437	7,499

Share of profits (losses) of associates and joint ventures accounted for using the equity method	86	51	23
Finance income	3,345	3,041	3,144
Finance expenses	(5,094)	(5,014)	(5,131)

Profit before tax from continuing operations	4,101	5,515	5,535
Income tax expense	(1,682)	(2,519)	(2,395)

Profit from continuing operations	2,419	2,996	3,140
Profit (loss) from Discontinued operations/Non-current assets held for sale	36	7	550

Profit for the year	2,455	3,003	3,690

Of which:
• Profit attributable to equity holders of the Parent	2,448	3,014	3,216
• Profit (loss) attributable to Minority Interest	7	(11)	474

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

5.4.4    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Unit, for the periods indicated. The data relating to 2006 and 2005 have been reclassified and presented consistent with the 2007 presentation.

		Domestic	European Broad Band		Brazil Mobile	Media		Olivetti		Other Operations	Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(1)	2007 2006 2005	24,220 25,785 25,820	1,545 915 565		4,990 3,964 2,900	263 207 180		408 440 452		251 234 280	(387 (270 (278	) ) )	31,290 31,275 29,919

Operating profit (loss)	2007 2006 2005	5,751 7,676 7,895	(69 (125 (117	) ) )	150 21 (190)	(117 (137 (130	) ) )	(66 (50 (38	) ) )	63 37 17	52 15 62		5,764 7,437 7,499

Capital expenditures	2007 2006 2005	4,064 3,894 3,941	508 467 304		865 699 842	69 85 65		8 10 19		16 21 21	(10 (62 (19	) ) )	5,520 5,114 5,173

Number of employees at year-end(2)	2007 2006 2005	64,362 66,835 69,362	4,551 3,066 2,494		10,030 9,531 9,043	1,016 919 886		1,279 1,428 1,750		2,191 1,430 1,949	— — —		83,429 83,209 85,484

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

The number of employees at year-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

5.4.5    YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

In 2007, consolidated profit attributable to equity holders of the Parent was €2,448 million (profit for the year including Minority Interest was €2,455 million), compared to consolidated profit attributable to equity holders of the Parent of €3,014 million (profit for the year including Minority Interest was €3,003 million) in 2006.

The decrease of €566 million in 2007 was due to the following factors:

•	operating profit decreased by €1,673 million;

•	share of profits of associates and joint ventures accounted for using the equity method increased by €35 million;

•	lower finance expenses, net of finance income, of €224 million;

•	lower income tax expense of €837 million;

•	higher profit from Discontinued operations/Non-current assets held for sale of €29 million;

•	higher profit attributable to Minority Interest (an increase of €18 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

The following table summarizes the main factors which affected the change in consolidated profit attributable to equity holders of the Parent in 2007:

❖	REVENUES

Our consolidated revenues in 2007 were €31,290 million, an increase of €15 million compared to €31,275 million in 2006.

In 2007, in particular, revenues for the Domestic Business Unit were adversely affected by the following regulatory changes:

•	reduction in the termination rates which occurred in the second half of 2006;

•	application of the “Bersani Decree” starting from March 2007;

•	rate adjustments for international roaming traffic within the EU, in accordance with European Commission rulings;

•

starting on January 1, 2007, with respect to calls by customers to NGNs of OLOs, Telecom Italia only provided billing services, no longer assuming the risk of insolvency on the relative receivables. Therefore, starting from that date, the revenues and related interconnection costs did not take into account the traffic generated by such calls, which in 2006 had been recognized as revenues with the recognition of the same amount of costs.

Overall, compared to 2006, as a result of these regulatory changes, revenues declined €1,143 million.

In addition to the impact of the above:

•

in fixed telecommunications, the increase in Internet revenues as a result of the continuing and strong growth of BroadBand and national Wholesale services did not compensate for the reduction in Retail Telephone revenues. Such decrease, especially on fixed-mobile and domestic traffic, was due to the stronger migration of market volumes from fixed to mobile traffic as well as the reduction in termination rates and high penetration of flat offers. Data Business revenues were also down due to stronger competition on the Corporate client market and the revision of contract prices with the Public Administration. A decline was also recorded in international Wholesale services due to the reduction in transit revenues generated by the termination of some contracts;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•

in mobile telecommunications, there was a positive trend in value-added service revenues, particularly interactive services and mobile BroadBand, countered by the effects of the application of the new termination rates, the Bersani Decree and the adjustment of international roaming traffic rates.

The European BroadBand Business Unit contributed to higher revenues in 2007 due to the positive growth of the customer portfolio in Germany and France.

The growth of the Brazil Mobile Business Unit was driven by the expansion of the customer base and the positive contribution of value-added services. In July 2006, regulatory changes occurred (abolition of the “Bill and Keep” rule) which also positively impacted on 2007 revenues.

The Media Business Unit had an increase in revenues, reflecting higher advertising compared to 2006 and an increase in revenues from Digital Terrestrial TV.

The Olivetti Business Unit revenues decreased due to a reduction in the sales of traditional ink-jet products and accessories and the Gaming area.

Revenues from telecommunications services are shown gross of the portion due to third-party operators of €5,274 million compared with €5,721 million in 2006. Such decrease (€447 million) takes into account, among other things, the negative impact of the aforementioned change relating to Non-Geographical Numbers and the end of certain international wholesale contracts, partly offset by the change in the termination rates of calls on the network of other operators.

Foreign revenues (based on customer geographical location) amounted to €9,164 million in 2007 (€7,969 million in 2006); 53.0% of the total came from Brazil (49.3% in 2006).

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Year ended December 31,
	2007			2006
	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Domestic	24,220	23,992	76.7%	25,785	25,635	82.0%
European BroadBand	1,545	1,515	4.8%	915	896	2.9%
Brazil Mobile	4,990	4,982	15.9%	3,964	3,959	12.7%
Media	263	240	0.8%	207	197	0.6%
Olivetti	408	352	1.1%	440	385	1.2%
Other Operations(3)	251	209	0.7%	234	203	0.6%

Total revenues	31,677	31,290	100.0%	31,545	31,275	100.0%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(3)

The Other Operations of the Telecom Italia Group consist of the financial companies and the foreign operations which are not included in other Business Units (Entel Bolivia) and other minor companies not associated with the core business of the Telecom Italia Group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

The table below sets forth, for the periods indicated, revenues by geographical area and the percentage of total consolidated revenues:

	Year ended December 31,
Geographical area	2007		2006
	(millions of Euro, except percentages)
Italy	22,126	70.7%	23,306	74.5%

Other European countries	3,083	9.9%	2,946	9.4%
Latin America	5,223	16.7%	4,220	13.5%
Other countries	858	2.7%	803	2.6%

Total outside Italy	9,164	29.3%	7,969	25.5%

Total consolidated revenues	31,290	100.0%	31,275	100.0%

❖	OTHER INCOME

Other income amounted to €413 million in 2007, a decrease of €193 million compared to €606 million in 2006.

The percentage of other income to revenues was 1.3% in 2007 compared to 1.9% in 2006.

Details are as follows:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Compensations for late payment of regulated telephone services	90	91
Release of provisions and other liabilities	74	179
Recovery of employee benefits expenses and services rendered	54	60
Grants related to assets and grants related to income	34	42
Damage compensations and penalties	50	52
Sundry income	111	182

Total	413	606

The decrease in other income of €193 million in 2007 is mainly attributable to a reduction of €105 million in the release of provisions and other liabilities and €71 million in sundry income.

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Year ended December 31,
	2007		2006
	(millions of Euro, except percentages)
Acquisition of goods and services	14,545	46.5%	14,191	45.4%
Employee benefits expenses	3,884	12.4%	3,801	12.1%
Other operating expenses	2,245	7.2%	1,543	4.9%
Changes in inventories	(11)	(0.1%)	(8)	—
Internally generated assets	(577)	(1.8%)	(496)	(1.6%)
Depreciation and amortization	5,811	18.6%	5,487	17.5%
(Gains) losses on disposals of non-current assets	(5)	—	(95)	(0.3%)
Impairment reversals (losses) on non-current assets	47	0.1%	21	0.1%

Total operating expenses	25,939	82.9%	24,444	78.1%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Our operating expenses increased by €1,495 million in 2007 compared to 2006; such increase is detailed as follows:

•	Acquisition of goods and services increased by €354 million, or 2.5%, from €14,191 million in 2006 to €14,545 million in 2007.

Acquisition of goods and services included:

			Year ended December 31,
			2007	2006
			(millions of Euro)
Acquisition of goods and merchandise for resale	(A	)	2,638	2,578

Costs of services:
—Revenues due to other TLC operators			5,274	5,721
—Interconnection costs			451	125
—Commissions, sales commissions and other selling expenses			1,618	1,511
—Advertising and promotion expenses			630	584
—Professional consulting and services			485	480
—Utilities			422	421
—Maintenance			354	350
—Outsourcing costs for other services			365	267
—Mailing and delivery expenses for telephone bills, directories and other materials to customers			120	106
—Other service expenses			1,022	1,005

	(B	)	10,741	10,570

Lease and rental costs:
—Property lease rents			602	560
—TLC circuit lease rents and rents for use of satellite systems			288	271
—Other lease and rental costs			276	212

	(C	)	1,166	1,043

Total acquisition of goods and services	(A+B+C	)	14,545	14,191

The principal reasons for the increase in Acquisition of goods and services were the following:

•

acquisitions of goods and merchandise for resale increased by €60 million, from €2,578 million in 2006 to €2,638 million in 2007. This increase was mainly attributable to the increase in costs for the purchase of products and content. The percentage of acquisition of goods and merchandise for resale to revenues was 8.4% (8.2% in 2006);

•

costs of services increased by €171 million, or 1.6% in 2007 from €10,570 million in 2006 to €10,741 million in 2007, mainly due to the expansion of BroadBand and higher interconnection costs. The percentage of cost of services to revenues was 34.3% (33.8% in 2006);

•	lease and rental costs increase by €123 million, from €1,043 million in 2006 to €1,166 million in 2007. The percentage of lease and rental costs to revenues was 3.7% (3.3% in 2006).

•

Employee benefits expenses increased by €83 million, or 2.2%, from €3,801 million in 2006 to €3,884 million in 2007. Such increase relates to employees in Italy (€2 million) and outside Italy (€81 million, due in part to the inclusion of the AOL internet business in Germany).

The increase relating to employees in Italy is impacted by higher new minimum contract terms (€80 million for the increase starting from October 2006 for the two-year economic period 2005/2006, as established by the December 3, 2005 Agreement for the telecommunications collective national labor agreement, and the increase starting from October 2007 for the two-year economic period 2007/2008, as established by the July 31, 2007 Agreement for the telecommunications collective national labor agreement), higher expenses for termination benefit incentives (€80 million) and the inclusion in the scope of consolidation of the company Shared Service Center. These increases were offset by decreases

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

relating to the profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007 supporting the alignment of the profit bonus of the Parent, Telecom Italia, and other Group companies with the payment criteria established for ex-Tim Italia (-€79 million). Other factors which contributed to the decrease are the positive effects on the actuarial calculation regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits (-€59 million) and a reduction in the average number of the salaried work force (2,262 people) of the Italian companies.

Employee benefits expenses are detailed as follows:

			Year ended December 31,
			2007	2006
			(millions of Euro)
Employee benefits expenses at payroll:
—Wages and salaries			2,693	2,625
—Social security expenses			951	796
—Employee severance indemnities			68	146
—Other employee benefits expenses			76	71

	(A	)	3,788	3,638

Temp work costs	(B	)	57	55

Miscellaneous expenses for personnel and for other labor-related services rendered:
—Remuneration of personnel other than employees			16	18
—Charges for termination benefit incentive plans			161	76
—Other			(138)	14

	(C	)	39	108

Total employee benefits expenses	(A+B+C	)	3,884	3,801

The Group’s average equivalent number of employees in 2007 was 79,628 units (excluding employees related to Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) compared to 79,993 units in 2006. The breakdown by category is as follows:

	Year ended December 31,
	2007	2006
	(Units)
Executives	1,315	1,384
Middle management	5,234	5,065
White collars	70,519	70,748
Blue collars	341	417

Total employees at payroll	77,409	77,614
Personnel with temp work contracts	2,219	2,379

Total employees	79,628	79,993

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•	Other operating expenses increased by €702 million (or 45.5%), from €1,543 million in 2006 to €2,245 million in 2007. Such operating expenses consist of the following:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Impairments for bad debts and charges for non-financial credit management	960	564
Provision charges	323	107
TLC operating fees	283	236
Taxes on revenues of South American companies	266	222
Duties and indirect taxes	158	159
Penalties, compensations and administrative fines	60	49
Association fees, donations, scholarships and trainingships	27	25
Other expenses	168	181

Total other operating expenses	2,245	1,543

The increase in Other operating expenses in 2007 compared to 2006 is mainly due to the Domestic Business Unit and, to a lesser degree, to the Brazil Mobile Business Unit.

The following were the most important factors:

–

higher impairments for bad debts relating to the management of overdue receivables from mobile telephone customers with post-paid type contracts and uncollectible receivables due from fixed telephone customers where the contracts had been terminated, as well as higher expenses connected with the management of receivables regarding settlements with other operators;

–

higher provision charges recorded in respect of the negative development on disputes of a regulatory nature with other fixed and mobile telephone operators occurring during the last few months of the year as well as a fine levied on Telecom Italia by the Antitrust Authority in August 2007 for alleged unfair trade practices.

•

Internally generated assets are costs relating to equipment, installations and services capitalized by Group companies. These capitalized costs increased by €81 million (or 16.3%), from €496 million in 2006 to €577 million in 2007, and are relating to:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Intangible assets with a finite useful life	365	318
Property, plant and equipment owned	212	178

Total internally generated assets	577	496

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•

Depreciation and amortization increased by €324 million (or 5.9%), from €5,487 million in 2006 to €5,811 million in 2007. The percentage of depreciation and amortization to revenue was 18.6% in 2007 (17.5% in 2006).

Depreciation and amortization are detailed as follows:

			Year ended December 31,
			2007	2006
			(millions of Euro)
Amortization of Intangible assets with a finite useful life:
—Industrial patents and intellectual property rights			1,760	1,760
—Concessions, licenses, trademarks and similar rights			323	310
—Other intangible assets			298	110

	(A	)	2,381	2,180

Depreciation of tangible assets owned:
—Property			44	48
—Plant and equipment			2,795	2,644
—Manufacturing and distribution equipments			31	33
—Aircrafts and ships			7	7
—Other assets			423	446

	(B	)	3,300	3,178

Depreciation of tangible assets held under finance lease:
—Property			100	99
—Plant and equipment			1	1
—Aircrafts and ships			4	4
—Other assets			25	25

	(C	)	130	129

Total depreciation and amortization	(A+B+C	)	5,811	5,487

–

Amortization of intangible assets with a finite useful life increased by €201 million in 2007 mainly in connection with higher amortization charges of €176 million on capitalized Subscriber Acquisition Costs (“SAC”) related to contracts with a minimum contractual period of 12 or 24 months which include an enforced termination penalty, as well as the effect of changes in exchange rates.

–

Depreciation of tangible assets (owned and held under finance lease) increased by € 122 million. The increase was mainly due to the higher capital expenditures for the development of infrastructure for the Domestic mobile business as well as the Europen BroadBand Business Unit.

•

(Gains) losses on disposals of non-current assets changed by €90 million from a net gain of €95 million in 2006 to a net gain of €5 million in 2007. Such item includes the release of a portion of the gain deferred at the time of the sale of properties to Tiglio II (€10 million), partly offset by net losses (€5 million). In 2006, this item included €135 million of gains, net of incidental expenses, relating to the sale of properties to the closed-end real estate investment funds Raissa and Spazio Industriale, €27 million for the gain on the sale of the entire investment in Ruf Gestion, €33 million for the loss on the sale of the entire investment in Telecom Italia Learning Services, €9 million for the loss on the sale of the “Radio-maritime” business and €25 million of other net losses.

•

Impairment losses on non-current assets increased by €26 million, from €21 million in 2006 to €47 million in 2007, and include €23 million of writedowns on intangible assets and €24 million of writedowns on tangible assets referring to certain software projects and unutilized equipment mainly concentrated in the Domestic and Olivetti Business Units.

❖	OPERATING PROFIT

Operating profit decreased by €1,673 million, or 22.5%, from €7,437 million in 2006 to € 5,764 million in 2007. As a percentage of revenues, operating profit was 18.4% in 2007 (23.8% in 2006).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method recorded profits of €86 million (profits of €51 million in 2006), an increase of €35 million compared with 2006.

This item covers the following investments:

	Year ended December 31,
	2007	2006
	(millions of Euro)
ETECSA.	49	47
Sofora Telecomunicaciones S.A.	25	3
Solpart Participações S.A.	—	1
Tiglio I and Tiglio II	11	(2)
Other investments	1	2

Total share of profits (losses) of associates and joint ventures accounted for using the equity method	86	51

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	FINANCE INCOME AND EXPENSES, NET

Total finance income and expenses showed a net expense balance of €1,749 million (a net expense balance of €1,973 million in 2006), representing a decrease of €224 million compared to 2006.

The percentage of net finance expenses to revenues was 5.6% compared with 6.3% in 2005.

Net finance income and expenses are detailed as follows:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Financial management balance(*)	(2,216)	(2,332)
Investment management	467	238
Avea I.H.A.S.—provisions released to income	—	121

Total finance income and expenses, net	(1,749)	(1,973)

(*)	Refers mainly to net interest expenses and other borrowing costs, foreign exchange gains and losses and income and expenses from hedging and non-hedging derivatives.

The financial management balance was influenced by the following factors:

•	the valuation at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones, resulting in a positive adjustment of €70 million in 2007 (€30 million in 2006);

•	the positive net effect (€55 million) of the winding-up of cash flow hedge derivatives following the early repayment of €1,500 million of the Term Loan for a total amount of €3,000 million due 2010.

Investment management in 2007 includes, in particular, the gains, net of incidental expenses, on the sale of the entire stake held in Oger Telecom (€86 million), Capitalia (€38 million), Mediobanca (€109 million), Solpart Participações (€201 million) and Brasil Telecom Participações (€27million).

Investment management in 2006 included the gains on the sale of all the shares held in Neuf Télécom (€148 million) and the sale of Avea I.H.A.S. (€ 72 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

In 2006, net finance income and expenses was positively impacted by the release to income of the remaining provisions set up for the guarantees provided to banks in connection with our investment in Turkey and cancelled in the month of September 2006 (€121 million).

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	PROFIT BEFORE TAX FROM CONTINUING OPERATIONS

Profit before tax from continuing operations decreased by €1,414 million (from €5,515 million in 2006 to €4,101 million in 2007).

As a percentage of revenues, profit before tax from continuing operations was 13.1% in 2007 (17.6% in 2006).

❖	INCOME TAX EXPENSE

Income tax expense for the year decreased by € 837 million, or 33.2%, from €2,519 million in 2006 to €1,682 million in 2007. This decrease was not only due to a decrease in the taxable income but also to the tax benefit represented by the recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of the subsidiaries residing in the European Union following the issue of Decree Law 10 dated February 15, 2007, converted with Law 46/2007, for a gross amount of €143 million; such gross benefit was reduced by the relevant tax effect of €47 million, which reduced the net positive impact to €96 million.

For further details about income taxes, please see “Note—Income tax expense” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The percentage of income tax expense to revenues was 5.4% in 2007 compared to 8.1% in 2006.

❖	PROFIT FROM CONTINUING OPERATIONS

Profit from continuing operations decreased by €577 million, or 19.3%, from €2,996 million in 2006 to €2,419 million in 2007.

As a percentage of revenues, profit from continuing operations was 7.7% in 2007 (9.6% in 2006).

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Profit from Discontinued operations/Non-current assets held for sale increased by €29 million, from €7 million in 2006 to €36 million in 2007.

In 2007 such item included €40 million for the release to income of the provision previously recorded in connection with the sale of Tim Hellas carried out in 2005 as well as provision charges and expenses in connection with transactions for sales which occurred in 2006 and in prior years.

In 2006, such item included the result and the gain on the sale of Digitel Venezuela and accruals made to provision charges referring to sales transactions carried out in prior years.

❖	PROFIT FOR THE YEAR

Profit for the year in 2007 decreased by €548 million, or 18.2%, from €3,003 million in 2006 to €2,455 million in 2007.

As a percentage of revenues, profit for the year was 7.8% in 2007 (9.6% in 2006).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

In particular:

•	profit attributable to equity holders of the Parent in 2007 was €2,448 million compared with €3,014 million in 2006, a decrease of €566 million;

•	profit (loss) attributable to Minority Interest in 2007 was a profit of €7 million compared to a loss of €11 million in 2006.

5.4.6    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2007 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2006.

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit. The data relating to 2006 have been reclassified and presented consistent with the 2007 presentation.

	Year ended December 31,
	2007	2006
	(millions of Euro, except percentage and employees)
Gross revenues	24,220	25,785

Operating profit	5,751	7,676

% of gross revenues	23.7	29.8

Number of employees at year-end	64,362	66,835

Gross revenues decreased by €1,565 million, or 6.1%, from €25,785 million in 2006 to €24,220 million in 2007.

In 2007, in particular, gross revenues were affected by the following regulatory changes:

•	the reduction in the termination rates which occurred in the second half of 2006 (€209 million);

•

the effects of the application of the Bersani Decree beginning from March 2007 (estimated at €404 million net of approximately €226 million due to the positive impact of flexibility—higher traffic volumes as a result of the reduction in average rate price pressure owing to the elimination of top-up charges without increasing the minute rate);

•	the rate adjustments for international roaming traffic within the EU, in accordance with the decisions of the European Commission (estimated at €88 million); and

•

starting from January 1, 2007, and following a change in Regulations and agreement on new contracts with OLOs relating to calls by customers to NGNs of such OLOs, Telecom Italia no longer recognized the revenues and related interconnection costs associated with the traffic generated by such calls, which in 2006 resulted in the recognition of revenues and costs of € 442 million.

In total, compared to the prior year, these changes (including the NGNs effect) amount to €1,143 million.

A breakdown of the various components of the Business Unit’s revenues is as follows:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Gross revenues	24,220	25,785

of which:
—Fixed Telecommunications	15,727	16,988
—Mobile Telecommunications	9,922	10,210
—Eliminations and central functions contribution	(1,429)	(1,413)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from Fixed Telecommunications decreased by €1,261 million, or 7.4%, from €16,988 million in 2006 to €15,727 million in 2007.

The performance of the major business areas was as follows:

Retail Telephone

Retail Telephone services consist mainly of services offered using tradition technology (PSTN and ISDN) as well as innovative technology (VoIP). Retail telephone services include: access to the network, traffic (in terms of minutes of retail traffic and tariff packages), equipment rental and assurance and value added services for voice. Retail Telephone revenues consist mainly of traffic revenues, fee revenues and sales revenues. In particular, traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fees, fees for additional services and for equipment rental and assurance; sales revenues are related to sales of equipment (telephones).

Revenues from Retail Telephone services were €8,358 million in 2007, a decrease of €950 million (10.2%) compared to 2006.

Excluding the effect of the above-mentioned changes relating to NGNs, the reduction was 7.5% and was mainly due to traffic (a decrease of €329 million, or 8.5%) and access (a decrease of €178 million, or 4.3%). With respect to traffic, the decrease was due to lower volumes and prices, especially on fixed-mobile traffic and national traffic. The first was affected by the migration of volumes from fixed to mobile traffic and the cut in fixed-mobile termination rates while the second was hurt by the decline in the prices associated with a higher penetration of flat rate plans principally with retail customers and the lower volumes were also produced by a smaller customer base. The smaller customer base also led to a strong contraction in traditional access revenues compared to 2006.

Internet

Revenues from Retail Internet consist primarily of revenues from ADSL (mass market broadband access) for access fees and traffic, and revenues from Internet dial-up traffic revenues.

Revenues generated by the Internet area, were €1,468 million in 2007 as decreased of €43 million (2.8%) compared to 2006.

Excluding the effect deriving from the above-mentioned changes relating to NGNs, the change is an increase in revenues of €128 million (9.6%) compared to 2006. The increase was due to the continuing strong growth of BroadBand and Content revenues which recorded increases of 11.1% and 44.4%, respectively, compared to 2006 (+€154 million in total).

The overall portfolio of BroadBand accesses on the domestic market reached 7.6 million customers, of which 6.4 million were Retail. The strategy encouraging the migration of customers to innovative BroadBand access solutions continues; these solutions allow the use of new-generation IP services and applications: in particular, Flat and Semiflat rate plans reached 64% of the entire Alice Consumer customer portfolio and the VoIP customer portfolio grew to 1.3 million accesses representing about 20% of total Retail BroadBand accesses. Expansion is also moving forward in IPTV services on the Consumer market and in the development of web content and services.

Data Business

Data Business consist primarily of data transmission and network services for business customers and leased lines (trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points). This kind of connection can be used to handle high volume voice, data or video transmission.

Revenues from the Data Business area, equal to €1,673 million in 2007, declined by €70 million (4.0%) compared to 2006; the reduction was recorded almost entirely in the first quarter of 2007. This decline, due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration, is particularly evident in traditional Data Transmission services, ICT services, however, continued to register dynamic growth, increasing €43 million (7.2%) compared to 2006, and BroadBand Data recorded an increase of €28 million compared to 2006, or 5.8%.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Wholesale

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

Revenues from Wholesale services amounted to €3,786 million in 2007 and showed an overall decrease of €203 million (5.1%) compared to 2006.

Revenues from national wholesale services amounted to €2,374 million, an increase of €243 million (or 11.4%) compared to 2006. This was mainly attributable to regulated services (an increase of €127 million for the growth of unbundled lines) and wholesale data (an increase of €84 million due to the increase in the customer base of other operators). International wholesale services recorded revenues of €1,412 million in 2007, a decrease of €446 million, or 24.0%, compared to 2006 due to the decline in revenues from transit traffic previously generated by certain contracts which were terminated by Telecom Italia starting from the second quarter of 2007.

•	Revenues from Mobile Telecommunications, equal to €9,922 million in 2007, decreased by 2.8% (a decrease of 2.7% in revenues from services).

The lower revenues reflect a downward adjustment of €56 million as a result of the award set by the arbitration board in the case with H3G regarding termination rates on traffic originated and received between the two operators. The arbitration board, sided with H3G on the invalidity of the contractual agreements signed by the parties, which, for the period September 1, 2005 to December 31, 2007, had called for the payment of termination rates on the Telecom Italia network that were higher than the maximum prices set by the AGCom in its resolutions 285/05/CONS and 03/06/CONS, and confirmed the mandatory retroactive effectiveness of such resolutions.

Revenues were also affected by the negative impact of the Bersani Decree, the change in fixed-mobile termination rates and the rate adjustment for international roaming traffic within the European Union in accordance with rulings by the European Commission.

Revenues from Value-Added Services (“VAS”) continued to grow, totalling €1,928 million in 2007 in the retail segment. This represented an increase of 16.8% compared to 2006 and was attributable to continuing innovations in the offering concept and portfolio and greater penetration of interactive and mobile BroadBand services (revenues from national browsing +60%). The percentage of VAS to total service revenues is now 21% (18% in 2006) with a peak of 23% in the last quarter. “Telephone” revenues (excluding the impact of the arbitration award in the case with H3G) were €6,811 million and show (despite the significant growth in traffic volumes, an increase of 8.6% compared to the prior year, an increase of 15.9% in the last quarter) a decrease both in outgoing traffic (a decrease of 5.5%) and incoming traffic (a decrease of 9.9%) that was entirely attributable to the aforementioned negative impact of the regulatory changes.

Revenues from the sale of handsets totaled €773 million in 2007, a decrease of €38 million (4.7%) compared to 2006 due mainly to continually decreasing average prices.

At December 31, 2007, the number of Telecom Italia mobile lines was 36.3 million (of which 6.1 million were UMTS, accounting for 16.8% of total lines), with a growth of 3.9 million compared to December 2006, and a steady market share at 40.3%.

The contribution of the Domestic Business Unit to our consolidated revenues amounted to €23,992 million in 2007 and €25,635 million in 2006.

Operating profit decreased by €1,925 million in 2007, or 25.1%, from €7,676 million in 2006 to €5,751 million in 2007, with the percentage of Operating profit to revenues at 23.7% (29.8% in 2006).

Operating profit was adversely impacted by the above-mentioned regulatory changes by €487 million, of which:

•	€404 million was due to the elimination of recharging fees, net of the positive impact elimination of recharging fees had on customers which increased volumes by €226 million;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•	€54 million was due to the change in fixed-mobile termination rates; and

•	€29 million was due to the rate adjustment for international roaming traffic within the EU in accordance with the decisions of the European Commission.

In addition, the Business Unit recorded:

•

higher provision expenses for bad debts to cover risk arising both from the increase in overdue mobile telephone receivables relating to post-paid contracts and the increase in receivables from fixed telephone customers where the contracts had been terminated (uncollectible receivables);

•	higher losses due to settlements, mainly settlement agreements, reached with other operators;

•

higher provision expenses as a consequence of unfavorable developments occurring at the end of the year relating to disputes of a regulatory nature with other operators as well as the fine levied on Telecom Italia by the Antitrust Authority in August 2007 for alleged unfair trade practices.

With respect to changes in costs:

•

acquisition of goods and services decreased by €534 million in 2007, or 5.0%, from €10,749 million in 2006 to 10,215 in 2007. The decline is mainly due to the reduction in the portion to be paid to other operators following the previously mentioned contractual changes relating to NGNs and lower international Wholesale transit traffic. This effect was partially offset by the increase in the amount generated by changes in the termination rates of voice calls on the fixed and mobile networks of other operators. Added to that are the increases in the costs for the acquisition of equipment for resale, selling and advertising expenses, lease installments (property, circuits, use of satellite systems, etc.) as well as costs relating to the lease of radio base stations for mobile telephony and costs for the utilization of television rights;

•

employee benefits expenses were €3,282 million in 2007, an amount basically in line with 2006 (an increase of €6 million). The positive effects (a decrease of €79 million) from the profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007 supporting the alignment of the profit bonus of the Parent, Telecom Italia, with the criteria established for ex-Tim Italia, and the actuarial calculation for employee benefits regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits (a decrease of €51 million) were offset by higher costs for employee termination incentives (an increase of €82 million) and higher costs connected with the increase in the new minimum contract terms, from October 2006 for the two-year economic period 2005-2006 and from October 2007 for the two-year economic period 2007-2008;

•

other operating expenses were €1,338 million in 2007 (an increase of €516 million compared to 2006). The change is principally attributable to higher impairment losses and expenses connected with credit management (an increase of €287 million), higher provision expenses due to unfavorable developments occurring at the end of the year regarding disputes of a regulatory nature with other operators and the fine levied on Telecom Italia by the Antitrust Authority in August 2007 for alleged unfair trade practices (an increase of €201 million).

Operating profit was also adversely affected by the reduction in net gains on disposals of non-current assets by €96 million (2006 had benefited from gains on transactions for the sale of properties) and higher write-downs for €17 million mainly in reference to software projects and unutilized equipment and telephonic material in the process of being replaced by more technologically advanced equipment. Depreciation and amortization increased compared to 2006 by €93 million mainly due to depreciation taken on mobile telephony installations and amortization recorded on capitalized Subscriber Acquisition Costs relating to some specific sales plans for mobile telephony introduced in 2006, offset in part by the reduction in amortization charges on software.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	EUROPEAN BROADBAND

The following table sets forth, for the periods indicated, certain financial and other data for the European BroadBand Business Unit.

	Year ended December 31,
	2007	2006
	(millions of Euro, except percentages and employees)
Gross revenues	1,545	915

Operating loss	(69)	(125)

% of gross revenues	(4.5)	(13.7)

Number of employees at year-end	4,551	3,066

Gross revenues were €1,545 million in 2007 compared to €915 million in 2006, an increase of €630 million, or 68.9%. Such increase was due to growth in the BroadBand customer portfolio, due both to the growth of commercial operations and as a result of the acquisition of AOL Internet activities, which at December 31, 2007 reached 3.4 million accesses (1.1 million of which related to the acquisition of AOL Germany). Similarly, at the end of 2007, the Narrowband customer portfolio reached 0.8 million accesses compared to 0.2 million at December 31, 2006.

Revenues from business conducted in Germany, €1,074 million in 2007, increased by 103.4% compared to 2006 (or €546 million). The BroadBand customer portfolio in Germany at December 31, 2007 reached more than 2.3 million accesses and grew by about 1.4 million compared to December 31, 2006; the growth would be 0.3 million if the accesses attributable to new acquisitions are excluded.

With regard to France, in 2007, revenues were €394 million, up 27.1% compared to 2006 (an increase of €84 million). Compared to 2006, the BroadBand customer portfolio increased by 16.3% or 126,000 new customers.

The Netherlands contributed €77 million to total revenues, in line with 2006 performance. The loss of Wholesale ADSL customers (a decrease of 54,000 customers) was offset by an increase in the number of customers in the Retail, Voice and Fiber (Wholesale and Retail) area (an increase of 56,000 customers).

The contribution of the European BroadBand Business Unit to our consolidated revenues amounted to €1,515 million in 2007 and €896 million in 2006.

Operating loss decreased by €56 million (a loss of € 69 million in 2007 compared to a loss of €125 million in 2006). This improvement was achieved despite a considerable increase in costs.

The increase in costs was attributable to the following:

•	acquisition of goods and services amounted to €1,146 million in 2007, with an increase of 54.7%, or €405 million compared to 2006, on a par with the growth in the business;

•

employee benefits expenses amounted to €191 million in 2007 and increased by €67 million, or 54.0%, compared to 2006, partly due to the increase in the number of employees as a result of the acquisition of AOL Germany;

•

the increase in depreciation and amortization is equal to €115 million. Such charges were due to both significant capital expenditures in network infrastructures and information systems, and to commercial development where subscriber acquisition and activation costs, under contracts binding the customer to the company for at least 12 months and with a penalty in the event of early cancellation, are capitalized and amortized.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	BRAZIL MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Mobile Business Unit.

	Year ended December 31,
	2007	2006
	(millions of Euro, except percentage and employees)
Gross revenues	4,990	3,964

Operating profit	150	21

% of gross revenues	3.0	0.5

Number of employees at year-end	10,030	9,531

Gross revenues were €4,990 million in 2007 compared to €3,964 million in 2006, an increase of €1,026 million, or 25.9%. The increase was due to growth in both voice services and value-added services sustained by the continuing expansion of the customer base (31.3 million mobile lines at December 31, 2007 compared with 25.4 million mobile lines at December 31, 2006) and the success of commercial offerings.

In July 2006, Anatel (the Brazilian regulatory agency) eliminated the “Bill and Keep” regulation under which Mobile Operators, until that date, did not receive or pay interconnection charges on the minutes of local mobile-mobile traffic when the balance between the incoming and outgoing minutes exchanged with an operator fell within a 45%-55% range. This change had a positive impact on revenues in 2007 and 2006 of €675 million and €262 million respectively.

The contribution of the Brazil Mobile Business Unit to our consolidated revenues amounted to €4,982 million in 2007 and €3,959 million in 2006.

Operating profit in 2007 was €150 million compared to €21 million in 2006, an improvement of €129 million. The improvement in 2007 was due to the above mentioned increase in gross revenues, although such increase was offset in large part by higher costs. The increased costs were attributable to the following:

•

acquisition of goods and services were €2,810 million in 2007, an increase of 27.2% compared to 2006 (€2,210 million), mainly due to the increase in interconnection charges and the elimination of “Bill and Keep” regulation. Such purchases as a percentage of gross revenues were 56.4% (55.8% in 2006);

•

employee benefits expenses were €223 million in 2007 and increased by 7.2% compared to 2006 (€208 million) due to the increase in the workforce numbers. Employee benefits expenses as a percentage of gross revenues were 4.5% in 2007 (5.3% in 2006);

•

other operating expenses were €821 million in 2007 and increased by 27.8% compared to 2006 (€642 million). They include sundry expenses principally made up of indirect taxes and duties, TLC operating fees, bad debts, write-downs and losses (€268 million in 2007 compared to €164 million in 2006) and other items (€18 million in 2007 compared to €11 million in 2006);

•

depreciation and amortization were €1,048 million in 2007 and increased by 12.7% compared to 2006 (€930 million) as a consequence of higher investments in network infrastructure, information systems and subscriber acquisition costs. The latter costs (referring to subsidies for the purchase of handsets when there are contracts binding the customer to the company for a period of at least 12 months, with a penalty applied in the event of the early cancellation of the contract) are capitalized and amortized over the minimum period of the underlined contract; in 2007, such costs resulted in higher amortization of €136 million (€58 million in 2006).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2007	2006
	(millions of Euro, except percentage and employees)
Gross revenues	263	207

Operating loss	(117)	(137)

% of gross revenues	(44.5)	(66.2)

Number of employees at year-end	1,016	919

Gross revenues increased by €56 million, or 27.1% , from €207 million in 2006 to €263 million in 2007. The increase in gross revenues was due to the increase in the gross domestic advertising business (+11.6%), which outpaced the flat sale of the Italian advertising market’s television sector which increased only 1.2% in 2007 (source Nielsen), confirming the consensus of the editorial content of the broadcasting of the two channels and the considerable increase in the revenues of the Digital Terrestrial TV platform as a result of broadcasting Premier League soccer games.

In particular:

•

revenues from analog Free to Air amounted to €160 million in 2007, an increase of 10.9% compared to the prior year. The revenues of La7 and MTV from analog broadcasting grew, respectively, by 15.8% and 7.8% and advertising on La7 increased by 15.8%;

•

revenues from the Multimedia sector amounted to €32 million in 2007, an increase of 33.5% compared to the prior year and benefited from the considerable advertising contribution, especially on internet platforms;

•

revenues from Digital Terrestrial TV (“DTT”) operations amounted to €63 million in 2007, an increase of 99.0% compared to 2006. The increase in revenues benefited from development of the commercial “La7 Cartapiù” offering and was achieved partly as a result of the positive contribution deriving from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Premier League soccer games on the DTT and DVB-H platforms;

•	revenues from the News sector amounted to €10 million in 2007, an increase of 8.6% compared to 2006.

The contribution of the Media Business Unit to our consolidated revenues amounted to €240 million in 2007 and € 197 million in 2006.

Operating loss decreased by €20 million, or 14.6%, from a loss of €137 million in 2006 to a loss of €117 million in 2007. In particular, operating profitability during 2007 improved in:

•

Digital Terrestrial TV operations (€27 million), reflecting the above-mentioned increase in revenues (+€31million), as well as a more efficient management of the platform and the effect of steps taken to rationalize costs on the digital Free to Air channels (La7 Sport and QOOB).

•	Multimedia sector (€3 million), which benefited from the considerable advertising contribution.

Free to Air broadcasting operating profitability reflects the actions, carried out in the previous year, to focus resources on a higher audience/advertising return programs.

The improvement in operating loss, was also offset by higher depreciation and amortization (€7 million) in 2007 for digital network infrastructures whose return is postponed as a consequence of the delay of the switch off.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2007	2006
	(millions of Euro, except percentage and employees)
Gross revenues	408	440

Operating loss	(66)	(50)

% of gross revenues	(16.2)	(11.4)

Number of employees at year-end	1,279	1,428

Gross revenues decreased by €32 million, or 7.3%, from €440 million in 2006 to €408 million in 2007.

With respect to business lines, the decrease in revenues in 2007 can be ascribed mainly to lower sales of ink-jet products and accessories, particularly in the last months of 2007, as well as gaming products, partially offset by revenues of new Carsoli factory activities and by starting of new hire agreements. Printers used for banking applications, although reporting lower sales because of the weakness of the U.S. dollar against the euro, grew during the period in terms of sales volumes by 13% compared to 2006.

The contribution of the Olivetti Business Unit to our consolidated revenues was €352 million in 2007 and €385 million in 2006.

Operating loss increased by €16 million, or 32,0%, from €50 million in 2006 to €66 million in 2007. Such increase is mainly due to the restructuring and rationalizing process that involved expenses for €32 million, of which €7 million related to the personnel reduction, €7 million related to write-downs of inventories, €10 million for provision expenses and other charges and €6 million for the impairment loss on industrial assets.

5.4.7    YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

In 2006, consolidated profit attributable to equity holders of the Parent was €3,014 million (profit including Minority Interest was €3,003 million), compared to consolidated profit attributable to equity holders of the Parent of €3,216 million (profit including Minority Interest was €3,690 million) in 2005.

The decrease of €202 million in 2006 was principally due to the following factors:

•	operating profit decreased by €62 million;

•	share of profits of associates and joint ventures accounted for using the equity method increased by €28 million;

•

lower finance expenses, net of finance income of €14 million: the improvement in the financial management balance (€173 million) was partly offset by a lower result from investment management and the release in the year 2005 of provisions relating to Avea I.H.A.S.;

•	higher income tax expense of €124 million, due to the increase of the tax base and the income tax expense recorded by the Parent Company;

•

lower Profit from Discontinued operations/Non-current assets held for sale of €543 million. In 2005, this item included profit from Discontinued operations/Non-current assets held for sale totalling €506 million;

•

lower profit attributable to Minority Interest (a decrease of €485 million), mainly in connection with the TIM merger transaction (tender offer and merger). During 2005, the total control of the domestic mobile business was reached as a result of the tender offer in January and the merger in June.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

The following table summarizes the main factors which affected the change in consolidated profit attributable to equity holders of the Parent in 2006:

❖	REVENUES

Our consolidated revenues in 2006 were €31,275 million, an increase of €1,356 million, or 4.5% compared to €29,919 million in 2005.

The growth in revenues reflected the following developments in the Business Units:

•	a decrease in revenues of the Domestic Business Unit. In particular:

–

in fixed telecommunications the increase in revenues due to constant growth of the wholesale services was more than offset by a decline in the traditional telephony market which was impacted by the reduction in fixed-mobile termination rates and the migration of voice traffic from the fixed to the mobile network;

–

in mobile telecommunications the increase in revenues, particularly due to the expansion of value-added services, as well as the positive trend of revenues from outgoing voice traffic and the growth of revenues from handset sales, was partly offset by the negative impact of the new fixed-mobile and mobile-mobile termination rates that came into effect;

•	an increase in the revenues of the European BroadBand Business Unit due to the positive growth of the customer portfolio in Germany and France;

•

a significant contribution by the Brazil Business Unit, driven by the expansion of its customer base, growth in VAS and a positive foreign exchange rate effect. In July 2006, regulatory changes were introduced (abolition of the “Bill and Keep” rule) which generated a positive impact on revenues and a corresponding increase in interconnection costs;

•

an increase in the revenues of the Media Business Unit which showed a positive trend compared to the year 2005 due to national advertising which grew at a faster pace than the market and the contribution made by digital terrestrial Pay-per- View revenues;

•

a reduction in the revenues of the Olivetti Business Unit due to the decline in traditional Ink-jet and Gaming sales, which was partly compensated by the growth in specialized printers, new ink jet products and professionals office products.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

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

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues:

	Year ended December 31,
	2006			2005
	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues	Gross Revenues(1)	Consolidated Revenues(2)	% of Consolidated Revenues
	(millions of Euro, except percentages)
Domestic	25,785	25,635	82.0%	25,820	25,698	85.9%
European BroadBand	915	896	2.9%	565	550	1.8%
Brazil Mobile	3,964	3,959	12.7%	2,900	2,895	9.7%
Media	207	197	0.6%	180	176	0.6%
Olivetti	440	385	1.2%	452	400	1.3%
Other Operations(3)	234	203	0.6%	280	200	0.7%

Total revenues	31,545	31,275	100.0%	30,197	29,919	100.0%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	Data include revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.

(3)

The Other Operations of the Telecom Italia Group consist of the financial companies and the foreign operations which are not included in other Business Units (Entel Bolivia) and other minor companies not associated with the core business of the Telecom Italia Group.

The table below sets forth, for the periods indicated, revenues by geographical area and the percentage of total consolidated revenues:

	Year ended December 31,
Geographical area	2006		2005
	(millions of Euro, except percentages)
Italy	23,306	74.5%	23,754	79.4%

Other European countries	2,946	9.4%	2,265	7.6%
Latin America	4,220	13.5%	3,147	10.5%
Other countries	803	2.6%	753	2.5%

Total outside Italy	7,969	25.5%	6,165	20.6%

Total consolidated revenues	31,275	100.0%	29,919	100.0%

❖	OTHER INCOME

Other income amounted to €606 million, a decrease of €72 million compared to €678 million in 2005.

The percentage of other income to revenues was 1.9% in 2006 compared to 2.3% in 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Details are as follows:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Compensations for late payment of regulated telephone services	91	105
Release of provisions and other liabilities	179	228
Recovery of employee benefits expenses and services rendered	60	56
Grants related to assets and grants related to income	42	47
Damage compensations and penalties	52	35
Sundry income	182	207

Total	606	678

The decrease of €72 million in 2006 is mainly attributable to a reduction of €49 million in the release of provisions and other liabilities (which in 2005 included €37 million of the release of provisions relating to the Antitrust fine of €152 million imposed in 2004 for the alleged abuse of a dominant position in the market which, after appeals by the parties, was reduced to €115 million).

❖	OPERATING EXPENSES

The table below sets forth, for the periods indicated, total consolidated operating expenses by major components and expressed as a percentage of total consolidated revenues.

	Year ended December 31,
	2006		2005
	(millions of Euro, except percentages)
Acquisition of goods and services	14,191	45.4%	12,937	43.2%
Employee benefits expenses	3,801	12.1%	4,142	13.9%
Other operating expenses	1,543	4.9%	1,468	4.9%
Changes in inventories	(8)	—	4	—
Internally generated assets	(496)	(1.6%)	(471)	(1.6%)
Depreciation and amortization	5,487	17.5%	5,232	17.5%
(Gains) losses on disposals of non-current assets	(95)	(0.3%)	(242)	(0.8%)
Impairment reversals (losses) on non-current assets	21	0.1%	28	0.1%

Total operating expenses	24,444	78.1%	23,098	77.2%

Our operating expenses increased by €1,346 million in 2006 compared to 2005; such increase is detailed as follows:

•

Acquisition of goods and services increased by €1,254 million, or 9.7%, from €12,937 million in 2005 to €14,191 million in 2006. This increase is mainly due to the expansion of BroadBand, higher interconnection costs as a result of the growth of traffic managed, as well as the increase in costs for the purchase of products and content.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Acquisition of goods and services included:

			Year ended December 31,
			2006	2005
			(millions of Euro)
Acquisitions of goods and merchandise for resale	(A	)	2,578	2,506

Costs of services:
—Revenues due to other TLC operators			5,721	4,829
—Interconnection costs			125	71
—Commissions, sales commissions and other selling expenses			1,511	1,263
—Advertising and promotion expenses			584	593
—Professional consulting and services			480	530
—Utilities			421	308
—Maintenance			350	339
—Outsourcing costs for other services			267	256
—Mailing and delivery expenses for telephone bills, directories and other materials to customers			106	90
—Other service expenses			1,005	1,048

	(B	)	10,570	9,327

Lease and rental costs:
—Property lease rents			560	641
—TLC circuit lease rents and rents for use of satellite systems			271	274
—Other lease and rental costs			212	189

	(C	)	1,043	1,104

Total acquisition of goods and services	(A+B+C	)	14,191	12,937

The principal reasons for the increase in Acquisition of goods and services were the following:

•

acquisitions of goods and merchandise for resale increased by €72 million, from €2,506 million in 2005 to €2,578 million in 2006. This increase was mainly attributable to the increase in costs for the purchase of products and content. The percentage of acquisitions of goods and merchandise for resale to revenues was 8.2% (8.4% in 2005);

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

•

Employee benefits expenses decreased by €341 million, or 8.2%, from €4,142 million in 2005 to €3,801 million in 2006. Such decrease was mainly due to the reduction in charges for termination benefit incentive plans, and, only to a lesser extent, to the reduction of employee benefits expenses at payroll and temp work costs of €28 million, or 0.8%. In particular, employee benefits expenses outside Italy increased by €83 million, or 27.3%, principally due to the increased average number of salaried staff (an increase of 2,094 units); the domestic component decreased by €424 million, or 11.0%, due to the reduction of the above termination benefit incentive plans and the reduced average number of salaried staff in 2006 (a decrease of 1,970 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Employee benefits expenses are detailed as follows:

			Year ended December 31,
			2006	2005
			(millions of Euro)
Employee benefits expenses at payroll:
—Wages and salaries			2,625	2,600
—Social security expenses			796	813
—Employee severance indemnities			146	168
—Other employee benefits expenses			71	88

	(A	)	3,638	3,669

Temp work costs	(B	)	55	52

Miscellaneous expenses for personnel and for other labor-related services rendered:
—Remuneration of personnel other than employees			18	18
—Charges for termination benefit incentive plans			76	394
—Other			14	9

	(C	)	108	421

Total employee benefits expenses	(A+B+C	)	3,801	4,142

The Group’s average equivalent number of employees in 2006 was 79,993 units (excluding employees related to Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) compared to 79,869 units in 2005. The breakdown by category is as follows:

	Year ended December 31,
	2006	2005
	(Units)
Executives	1,384	1,541
Middle management	5,065	4,744
White collars	70,748	70,375
Blue collars	417	722

Total employees at payroll	77,614	77,382
Personnel with temp work contracts	2,379	2,487

Total employees	79,993	79,869

•	Other operating expenses increased by €75 million (or 5.1%), from €1,468 million in 2005 to €1,543 million in 2006. Such operating expenses consist of the following:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Impairments for bad debts and charges for non-financial credit management	564	521
Provision charges	107	71
TLC operating fees	236	181
Taxes on revenues of South American companies	222	178
Duties and indirect taxes	159	145
Penalties, compensations and administrative fines	49	31
Association fees, donations, scholarships and trainingships	25	25
Other expenses	181	316

Total other operating expenses	1,543	1,468

The increase in Other operating expenses was mainly due to the increases in impairments for bad debts and charges for non-financial credit management (€43 million), provision charges (€36 million), TLC

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

operating fees (€55 million), taxes on revenues of South American companies (€44 million) and duties and indirect taxes (€14 million), partially offset by decrease in other expenses (€135 million).

•

Internally generated assets are costs relating to equipment, installations and services capitalized by Group companies. These capitalized costs increased by €25 million (or 5.3%), from €471 million in 2005 to €496 million in 2006, and are relating to:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Intangible assets with a finite useful life	318	287
Property, plant and equipment owned	178	184

Total internally generated assets	496	471

•

Depreciation and amortization increased by €255 million (or 4.9%), from €5,232 million in 2005 to €5,487 million in 2006. The percentage of depreciation and amortization to revenue was 17.5% in 2006 and 2005.

Depreciation and amortization are detailed as follows:

		Year ended December 31,
		2006	2005
		(millions of Euro)
Amortization of intangible assets with a finite useful life:
—Industrial patents and intellectual property rights		1,760	1,414
—Concessions, licenses, trademarks and similar rights		310	253
—Other intangible assets		110	17

	(A)	2,180	1,684

Depreciation of tangible assets owned:
—Property		48	103
—Plant and equipment		2,644	2,910
—Manufacturing and distribution equipment		33	31
—Aircrafts and ships		7	9
—Other assets		446	363

	(B)	3,178	3,416

Depreciation of tangible assets held under finance lease:
—Property		99	93
—Plant and equipment		1	1
—Aircrafts and ships		4	4
—Other assets		25	34

	(C)	129	132

Total depreciation and amortization	(A+B+C)	5,487	5,232

Amortization of Intangible assets with a finite useful life increased by €496 million in 2006 partly due to higher capital expenditures for the development of systems and new services, as well as the strengthening in 2006 compared to 2005 of the average exchange rate of the Brazilian Real against the euro in the Brazil Mobile Business Unit.

Depreciation of tangible assets (owned and held under finance lease) decreased by €241 million. In particular, the decrease was due to the effects of the revision in 2006 of the depreciation rates for assets relating the fixed and mobile network (a reduction of €319 million) which was partially offset by increases due to higher capital expenditures for the development of infrastructures for the network and as support to the business as well as foreign exchange rate effects of the Brazilian companies in the Brazil Mobile Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

•

(Gains) losses on disposals of non-current assets changed from a net gain of €242 million in 2005 to a net gain of €95 million in 2006 (a change of €147 million). In particular, in 2006, such item included:

–

gains of €135 million, net of incidental expenses, relating to additional real estate property sales made by the Group in 2006 to the closed-end Raissa and Spazio Industriale Funds as part of the property sales program approved by the Board of Directors’ meeting held on December 21, 2005. In 2005 the gain arising from the carrying out of the first part of the program was €264 million;

–	the gain of €27 million on the sale of the entire real estate investment held in Ruf Gestion;

–	the loss of €33 million on the sale of the entire investment in Telecom Italia Learning Services;

–	the loss of €9 million on the sale of the “Radiomaritime Activities” business; and

–	the loss of €25 million as net balance between gains and losses on the sale of other non-current assets.

•

Impairment losses on non-current assets decreased by €7 million, or 25.0%, from a loss of €28 million in 2005 to a loss of €21 million in 2006 mainly attributable to non current assets of the Latin American Nautilus group.

❖	OPERATING PROFIT

Operating profit decreased by €62 million, or 0.8%, from €7,499 million in 2005 to €7,437 million in 2006. As a percentage of revenues, operating profit was 23.8% in 2006 (25.1% in 2005).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method recorded profits of €51 million (profits of €23 million in 2005), an increase of €28 million compared with 2005.

Share of profits (losses) of associates and joint ventures accounted for using the equity method includes:

	Year ended December 31,
	2006	2005
	(millions of Euro)
ETECSA.	47	45
Sofora Telecomunicaciones S.A.	3	16
Solpart Participações S.A.	1	94
Avea I.H.A.S .	—	(122)
Other investments	—	(10)

Total share of profits (losses) of associates and joint ventures accounted for using the equity method	51	23

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.7 Other Telecom Italia Group Activities”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	FINANCE INCOME AND EXPENSES, NET

Total finance income and expenses showed a net expense balance of €1,973 million (a net expense balance of €1,987 million in 2005), representing an improvement of €14 million compared to 2005.

The percentage of net financial expense to revenues was 6.3% compared with 6.6% in 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Net finance income and expenses are detailed as follows:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Financial management balance(*)	(2,332)	(2,505)
Investment management and Avea provisions released to income	359	518

Total finance income and expenses, net	(1,973)	(1,987)

(*)	It refers mainly to net interest expenses and other borrowing costs, foreign exchange gains and losses and income and expenses from hedging and non-hedging derivatives.

Net financial expense in 2006 decreased by €14 million due to the following factors:

•

the improvement in the financial management balance of €173 million mainly as a result of the reduction in net average debt exposure during 2006 compared to 2005 which more than compensated the negative impact arising from the increase of interest rates on the floating rate portion of debt;

•	a decrease of €159 million due to the investment management and to the release of provisions relating to Avea I.H.A.S.

In 2006 the investment management balance and Avea provisions released to income totaling €359 million comprised:

–	the gain on the sale of Avea I.H.A.S (€72 million) in the third quarter of 2006 and, at the same time, the release to income of the remaining provisions for sureties provided to banks (€121 million);

–	the gain on the sale of the entire 4.99% stake held in Neuf Télécom (€148 million);

–	other income relating to investment management (€18 million).

In 2005, the investment management balance and Avea provisions released to income totaling €518 million comprised:

–

the release to income of a portion of the provisions set aside for sureties provided to banks which had financed Avea I.H.A.S. since there was no longer a risk owing to the cancellation of a part of the guarantees (€423 million);

–	gains connected with the sales of C-Mobil (€61 million), the investment in Intelsat (€2 million) and Golden Lines (€5 million).

The breakdown of finance income and expenses is the following:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Finance income	3,041	3,144
Finance expenses	(5,014)	(5,131)

Total finance income and expenses, net	(1,973)	(1,987)

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	PROFIT BEFORE TAX FROM CONTINUING OPERATIONS

Profit before tax from continuing operations decreased by €20 million (from €5,535 million in 2005 to €5,515 million in 2006).

As a percentage of revenues, profit before tax from continuing operations was 17.6% in 2006 (18.5% in 2005).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

❖	INCOME TAX EXPENSE

Income tax expense for the year increased by € 124 million, or 5.2%, from €2,395 million in 2005 to €2,519 million in 2006. Such change was mainly due to the increase in taxable income as well as to the income tax expense recorded by the Parent Company Telecom Italia.

For further details about income tax expense, please see “Note—Income tax expense” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The percentage of income tax expense to revenues was 8.1% in 2006 compared to 8.0% in 2005.

❖	PROFIT FROM CONTINUING OPERATIONS

Profit from continuing operations decreased by €144 million, or 4.6%, from €3,140 million in 2005 to € 2,996 million in 2006. This decrease was due to the small decline in Profit before tax from continuing operations and the higher level of taxes in 2006 compared to 2005.

As a percentage of revenues, profit from continuing operations was 9.6% in 2006 (10.5% in 2005).

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Profit from Discontinued operations/Non-current assets held for sale decreased by €543 million, from €550 million in 2005 to €7 million in 2006 and included:

•	€31 million relating to the gain, net of incidental expenses, arising from the sale of Digitel Venezuela in May 2006;

•	€9 million for a provision charge recorded in connection with the sale of Digitel Venezuela;

•	€15 million for the positive contribution to profit by the same Digitel Venezuela for the first four months of 2006;

•	€30 million for a provision charge recorded in connection with the sale of Tim Hellas carried out in 2005.

In 2005 we had more significant asset sales which resulted in the high level of profit in that year which included the gains, net of incidental expenses, on the sales of Tim Hellas (€410 million) and Tim Perù (€120 million), losses and incidental charges on the sales of the Finsiel group, the Entel Chile group and Gruppo Buffetti (€24 million) and the profit of companies classified as Discontinued operations/Non-current assets held for sale (€44 million).

❖	PROFIT FOR THE YEAR

Profit for the year in 2006 decreased by €687 million, or 18.6%, from €3,690 million in 2005 to €3,003 million in 2006.

As a percentage of revenues, profit for the year was 9.6% in 2006 (12.3% in 2005).

In particular:

•	profit attributable to equity holders of the Parent in 2006 was €3,014 million compared with €3,216 million in 2005, showing a decrease of €202 million;

•

profit (loss) attributable to Minority Interest in 2006 was an €11 million loss compared with €474 million of profit in 2005, a decline of €485 million mainly due to the TIM merger transaction (tender offer and merger). During 2005, Telecom Italia S.p.A. acquired full control over the domestic mobile business through a tender offer in January 2005 and the merger in June 2005 with the consequent effect of eliminating Minority Interests attributable to Tim Italia.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

5.4.8    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2006 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2005.

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit. The data relating to 2006 and 2005 have been reclassified and presented consistent with the 2007 presentation.

	Year ended December 31,
	2006	2005
	(millions of Euro, except percentages and employees)
Gross revenues	25,785	25,820

Operating profit	7,676	7,895

% of gross revenues	29.8	30.5

Number of employees at year-end	66,835	69,362

Gross revenues decreased by €35 million, or 0.1%, from €25,820 million in 2005 to €25,785 million in 2006.

In 2006, in particular, gross revenues were significantly affected by the reduction in the fixed-mobile termination rates (a decrease in gross revenues of €152 million), which rates were effective from the second half of 2005, the acceleration of the migration of voice traffic from the fixed to the mobile network, as well as adjustments for amounts on premium services for traffic not recognized by customers (€43 million). This traffic was identified, by the customers themselves, as the result of the fraudulent conduct of third parties.

A breakdown of the various components of the Business Unit’s revenues is as follows:

	Year ended December 31,
	2006	2005
	(millions of Euro)
Gross revenues	25,785	25,820

of which:
—Fixed Telecommunications	16,988	17,341
—Mobile Telecommunications	10,210	10,076
—Eliminations and central functions contribution	(1,413)	(1,597)

•	Revenues from Fixed Telecommunications decreased by €353 million, or 2.0%, from €17,341 million in 2005 to €16,988 million in 2006.

The performance of the major business areas is reported below.

Retail Telephone

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

Internet

Revenues from Retail Internet were € 1,511 million in 2006, an increase of €74 million, or 5.2% from € 1,437 million in 2005, principally due to the growth in BroadBand revenues (an increase of €127 million, 11.5% compared to 2005). Domestic’s portfolio of BroadBand retail customers in Italy at December 31, 2006 totalled approximately 5.6 million accesses (an increase of 17.1% compared to December 31, 2005).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Data Business

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

Wholesale

Revenues from Wholesale were €3,989 million in 2006, an increase of €463 million, or 13.1% compared to 2005 (€3,526 million in 2005). Revenues from Domestic Wholesale services were €2,131 million in 2006, an increase of €180 million, or 9.2% compared to 2005 (€1,951 million in 2005); revenues from International Wholesale services were €1,858 million in 2006, an increase of € 283 million, or 18.0% compared to 2005 (€1,575 million in 2005).

•

Revenues from Mobile Telecommunications increased by €134 million, or 1.3%, from €10,076 million in 2005 to €10,210 million in 2006. Gross revenues were negatively impacted by the new termination price list which came into force (the price paid by fixed line operators when calls terminate on the mobile network) which reduced revenues by €372 million. Excluding such impact, gross revenues would have increased by 5% in 2006 compared to 2005.

The increase in 2006 revenues was principally due to the strong increase in Value Added Service (“VAS”) revenues to €1,649 million in 2006 (an increase of € 152 million, or 10.2% compared to 2005) due to the continuing innovation of services and the portfolio of offerings on interactive services: revenues from interactive services increased by € 103 million, or 20.2% compared to 2005. The percentage of VAS revenues to gross revenues was 16.2% in 2006 (14.9% in 2005) and the percentage of VAS revenues to services revenues was 17.5% in 2006 (16.0% in 2005).

Revenues from voice services (€7,292 million in 2006) were impacted by an increase in outgoing traffic (an increase of € 141 million, or 2.6%), which was more than offset by the decrease in incoming traffic (a decrease of €288 million, or 14.2%) and by the reduction in termination charges (a decrease of €372 million). Excluding the negative impact, due to the reduction in termination charges, revenues from voice services would have increased by €83 million, or 4.1%.

Revenues from equipment sales were €812 million in 2006, an increase of €106 million, or 15.0% compared to 2005. In 2006, 7.4 million handsets were sold (an increase of 1.6 million compared to 2005), of which 2.5 million related to UMTS handsets.

The contribution of the Domestic Business Unit to our consolidated revenues amounted to €25,635 million in 2006 and € 25,698 million in 2005.

Operating profit decreased by €219 million, or 2.8%, from €7,895 million in 2005 to €7,676 million in 2006 and was highly affected by the variation in the revenue mix and by the added push given to sales to support new business initiatives as a result of competitive pressure in Italy, as well as to increased costs.

With regard to changes in costs, the following should be noted:

•

acquisition of goods and services were €10,748 million in 2006, an increase of 6.0% compared to 2005. The growth of €604 million is principally due to the costs associated with investments in the development of BroadBand in Italy, as well as to higher interconnection costs (mainly as a result of greater off-net traffic volumes), higher purchase costs for products and content and electrical power used on industrial installations (principally attributable to price increases);

•

employee benefits expenses were €3,276 million in 2006, a decrease of €399 million, or 10.9% compared to 2005. The decrease was largely due to the reduction in employees as well as lower restructuring costs;

•	other operating expenses were €822 million in 2006, a decrease of €94 million, or 10.3% compared to 2005.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

Depreciation and amortization were €4,304 million in 2006, a decrease of €132 million, or 3% compared to 2005. In 2006 Telecom Italia performed a review of the estimated useful life of its tangible assets in order to bring them into line with the technological and market developments of the last few years and also with the convergence of fixed—mobile telecommunications. This review resulted in a decrease in depreciation charges and a positive impact on operating profit of the Domestic Business Unit. This positive effect was in part offset by an increase in the amortization for intangible assets mainly referring to software and Subscriber Acquisition Costs, the latter relating to some specific offerings for mobile telephony introduced in 2006.

❖	EUROPEAN BROADBAND

The following table sets forth, for the periods indicated, certain financial and other data for the European BroadBand Business Unit.

	Year ended December 31,
	2006	2005
	(millions of Euro, except percentages and employees)
Gross revenues	915	565

Operating loss	(125)	(117)

% of gross revenues	(13.7)	(20.7)

Number of employees at year-end	3,066	2,494

Gross revenues were €915 million in 2006 compared to €565 million in 2005, an increase of €350 million, or 61.9%. The overall portfolio of European BroadBand accesses at December 31, 2006 was 1,890,000 (an increase of 577,000 units, or 43.9% compared to 2005), while total accesses were 2,150,000.

The contribution of the European BroadBand Business Unit to our consolidated revenues amounted to €896 million in 2006 and €550 million in 2005.

Operating loss increased by €8 million (a loss of €125 million in 2006 compared to a loss of €117 million in 2005), despite the considerable increase in revenues.

Changes in costs, were attributable to:

•	acquisition of goods and services amounted to €741 million in 2006, an increase of €254 million, or 52.3%, compared to 2005, on a par with the growth of the business;

•	employee benefits expenses amounted to €124 million in 2006 and increased by €42 million, or 51.2% compared to 2005, due to the increase in the employees;

•

depreciation and amortization charges were equal to €197 million in 2006 and increased by €84 million, or 74.3%, compared to 2005. Such charges were due to significant investments in network infrastructures and information systems and to commercial development.

❖	BRAZIL MOBILE

The following table sets forth, for the periods indicated, certain financial and other data for Brazil Mobile Business Unit.

	Year ended December 31,
	2006	2005
	(millions of Euro, except percentage and employees)
Gross revenues	3,964	2,900

Operating profit (loss)	21	(190)

% of gross revenues	0.5	(6.5)

Number of employees at year-end	9,531	9,043

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

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

In July 2006, Anatel (the Brazilian regulatory agency) eliminated the “Bill and Keep” regulation under which Mobile Operators, until that date, did not receive or pay interconnection charges on the minutes of local mobile-mobile traffic when the balance between the incoming and outgoing minutes exchanged with a operator fell within a 45%-55% range. This change had a positive impact on revenues in 2006 of €262 million and a similar increase in interconnection charges.

The contribution of the Brazil Mobile Business Unit to our consolidated revenues amounted to €3,959 million in 2006 and €2,895 million in 2005.

Operating profit in 2006 was €21 million compared to an operating loss of €190 million in 2005, an improvement of €211 million. The improvement in 2006 was due to the above mentioned increase in gross revenues, although such increase was offset in large part by higher costs. The increased costs were attributable to the following reasons:

•

acquisition of goods and services were €2,210 million in 2006, an increase of 22.5% compared to 2005 (€1,804 million), mainly due to the aforementioned increase in interconnection charges. Such purchases as a percentage of gross revenues were 55.8% (62.2% in 2005);

•

employee benefits expenses were €208 million in 2006 and increased by 30.8% compared to 2005 (€159 million) due to the increase in the number of emploees. Employee benefits expenses as a percentage of gross revenues were 5.3% (5.5% in 2005);

•

other operating expenses were €642 million in 2006 and increased by 26.1% compared to 2005 (€509 million). They include sundry expenses (€466 million in 2006 compared to €378 million in 2005), principally made up of indirect taxes and duties, TLC operating fees, write-downs and bad debts expense (€164 million in 2006 compared to €117 million in 2005) and other items (€11 million in 2006 compared to €15 million in 2005);

•

depreciation and amortization were €930 million in 2006 and increased by 44.2% compared to 2005 (€645 million) as a consequence of higher investments in network infrastructure, information systems and Subscriber Acquisition Costs. The latter costs (referring to subsidies for the purchase of handsets when there are contracts binding the customer to the company for a period of at least 12 months, otherwise a penalty is applied in the event of the early cancellation of the contract) are capitalized and amortized over the minimum period of the underlying contract; in 2006, such costs resulted in higher amortization of €58 million.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2007

In particular:

•	revenues in 2006 of the Free to Air analog and satellite business area were €168 million, an increase of 3.6% compared to 2005;

•	revenues from Digital Terrestrial Television were €32 million, compared to €10 million in 2005;

•	revenues from the News area were €9 million, an increase of 38.8% compared to 2005.

The contribution of the Media Business Unit to our consolidated revenues amounted to €197 million in 2006 and €176 million in 2005.

Operating loss increased by €7 million (a loss of €130 million in 2005 compared to a loss of €137 million in 2006), mainly due to an increase in depreciation and amortization charges (€18 million) in the Television area as a result of capital expenditures made during 2005 following the acquisition of a new nationally-television network, as well as the acquisitions made in 2006 of new frequencies for Digital Terrestrial TV.

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

Gross revenues decreased by €12 million, or 2.7% from €452 million in 2005 to €440 million in 2006. Excluding the effects of change in the scope of consolidation, exchange rates and the sale of intellectual property rights, the decrease in gross revenues would have been €5 million (-1.1%). The decrease is mainly due to a decrease in revenues related to products for Gaming and traditional Ink-jet products, which were only partly offset by higher revenues of specialized printers, new Ink-jet products (multifunctional color printers and portable photo printers launched on the market during the last months of 2005) and professional Office products.

The contribution of the Olivetti Business Unit to our consolidated revenues was €385 million in 2006 and €400 million in 2005.

Operating loss increased by €12 million, or 31.6% from €38 million in 2005 to € 50 million in 2006 principally due to the decrease in revenues.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.5    LIQUIDITY AND CAPITAL RESOURCES

5.5.1    LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and financial investments, the servicing of debt, the payment of dividends to shareholders, and strategic investments, such as international acquisitions.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	2007	2006	2005
	(millions of Euro)
Cash flows from operating activities	8,690	9,194	9,778
Cash flows used in investing activities	(4,246)	(4,191)	(17,421)
Cash flows from (used in) financing activities	(5,224)	(7,972)	8,767
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	—	(13)	26

Aggregate cash flows (A)	(780)	(2,982)	1,150
Net cash and cash equivalents (*) at beginning of the year (B)	6,960	9,958	8,667
Net foreign exchange differences on net cash and cash equivalents (C)	24	(16)	141

Net cash and cash equivalents (*) at end of the year (D=A+B+C)	6,204	6,960	9,958

(*)

For further details please see the Consolidated Cash Flow Statements for the years ended December 31, 2007, 2006 and 2005 in the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows from operating activities.    Cash flows from operating activities were €8,690 million in 2007, €9,194 million in 2006 and €9,778 million in 2005.

2007 compared to 2006

The decrease in 2007 compared to 2006 of €504 million was primarily attributable to:

•	a reduction of €577 million in profit from continuing operations (a profit of €2,419 million in 2007 compared to a profit of €2,996 million in 2006);

•	the negative effect of net change in deferred tax assets and liabilities equal to €913 million (from a net source of €1,843 million in 2006 to a net source of €930 million in 2007);

•	the increase in net gains realized on disposals of non-current assets (including investments) of €150 million (from a net gain of €317 million in 2006 to a net gain of €467 million in 2007);

•	the negative effect of change in employee benefits liabilities of €102 million (a net use of €216 million in 2007 compared to a net use of €114 million in 2006);

•	the negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of €322 million (a net use of €502 million in 2007 compared to a net use of €180 million in 2006).

Such reductions in cash flows were partially offset by:

•	an increase in depreciation and amortization of €324 million (€5,811 million in 2007 compared to €5,487 million in 2006);

•	the positive effect of change in trade receivables and net receivables on construction contracts of €562 million (a net source of €101 million in 2007 compared to a net use of €461 million in 2006);

•	the positive effect of change in trade payables of €758 million (a net source of €748 million in 2007 compared to a net use of €10 million in 2006).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

2006 compared to 2005

The decrease in 2006 compared to 2005 of €584 million was primarily attributable to:

•	a reduction of €144 million in profit from continuing operations (a profit of €2,996 million in 2006 compared to a profit of €3,140 million in 2005);

•	the negative effect of change in employee benefits liabilities of €369 million (a net use of €114 million in 2006 compared to a net source of €255 million in 2005);

•	the negative effect of change in trade receivables and net receivables on construction contracts of €790 million (a net use of €461 million in 2006 compared to a net source of €329 million in 2005);

•	the negative effect of change in trade payables of €194 million (a net use of €10 million in 2006 compared to a net source of €184 million in 2005).

Such reductions in cash flows were partially offset by:

•	an increase in depreciation and amortization of €255 million (€5,487 million in 2006 compared to €5,232 million in 2005);

•	a positive effect of net change in deferred tax assets and liabilities equal to €496 million (a net source of €1,843 million in 2006 compared to a net source of €1,347 million in 2005);

•	a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of €177 million (a net use of €180 million in 2006 compared to a net use of €357 million in 2005).

Cash flows used in investing activities.    Cash flows used in investing activities were €4,246 million in 2007, €4,191 million in 2006 and €17,421 million in 2005.

2007 compared to 2006

The increase in cash used in investing activities in 2007 compared to 2006 of €55 million was due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of € 147 million (€5,251 million in 2007 compared to €5,104 million in 2006);

•

the acquisitions in 2007 of subsidiaries and businesses, net of cash acquired, totaling € 636 million (principally related to the purchase of the controlling interest of the Internet activities of AOL Germany, the entire stake of InterNLnet B.V. and Shared Service Center);

•	a decrease of €341 million in proceeds from sale of subsidiaries, net of cash disposed of (€4 million in 2007 compared to €345 million in 2006).

Such effects were partially offset by:

•	a decrease in acquisitions of other investments of €205 million (€1 million of acquisitions in 2007 compared to acquisitions of €206 million in 2006);

•	a positive effect of change in financial receivables and other financial assets of €739 million (a net source of €475 million in 2007 compared to a net use of €264 million in 2006);

•

an increase in proceeds from sale/repayments of intangible, tangible and other non-current assets of €125 million (a net source of €1,163 million in 2007 compared to a net source of cash of €1,038 million in 2006).

2006 compared to 2005

The decrease in 2006 compared to 2005 of €13,230 million was due to:

•

a decrease in acquisitions of subsidiaries and businesses, net of cash acquired, of €390 million (no acquisitions occurred in 2006 compared to acquisitions of €390 million in 2005 that were principally related to the purchase of the controlling interest in Liberty Surf Group and the acquisitions of Elefante TV and Delta TV);

•

a decrease in acquisitions of other investments of €14,338 million (acquisitions decreased from €14,544 million in 2005 to €206 million in 2006; in 2005 acquisitions were mainly due to the consideration paid for the tender offer for the TIM shares and the further purchases of TIM in connection with the acquisition of the minority interest in TIM);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a positive effect of change in financial receivables and other financial assets of €210 million (a net use of €264 million in 2006 compared to a net use of €474 million in 2005);

•

an increase in proceeds from sale/repayments of intangible, tangible and other non-current assets of €88 million (a net source of €1,038 million in 2006 compared to a net source of €950 million in 2005).

Such effects were partially offset by:

•	an increase in capital expenditures (tangible and intangible assets) on a cash basis of € 89 million (€5,104 million in 2006 compared to €5,015 million in 2005);

•	a decrease of €1,707 million in proceeds from sale of subsidiaries, net of cash disposed of (a net source of €345 million in 2006 compared to a net source of € 2,052 million in 2005).

Cash flows from (used in) financing activities.    Cash flows used in financing activities were €5,224 million in 2007, €7,972 million in 2006 and €8,767 million in 2005.

Cash flows used in financing activities in 2007 of €5,224 million reflected the following:

•

a decrease in financial liabilities and other of €2,393 million, mainly as a result of repayments of non-current financial liabilities (€5,220 million) partially offset by the issuance of new debt (€2,625 million);

•	the payment of dividends of €2,831 million.

Cash flows used in financing activities in 2006 of €7,972 million reflected the following:

•

a decrease in financial liabilities and other of €4,977 million, mainly as a result of repayment of non-current financial liabilities (€9,995 million) partially offset by the issuance of new debt (€ 5,222 million);

•	the payment of dividends of €2,997 million.

Cash flows from financing activities in 2005 of €8,767 million reflected the following:

•	an increase in financial liabilities and other of €11,153 million, mainly as a result of the additional debt incurred in connection with the cash tender offer for the TIM shares;

•	proceeds from equity instruments of €102 million;

•	a negative contribution in share capital proceeds/repayments of €160 million;

•	the payment of dividends of €2,328 million.

Cash flows from (used in) Discontinued operations/Non-current assets held for sale.    In 2007, there were not cash flows from, or used, in Discontinued operations/Non-current assets held for sale.

Cash flows used in Discontinued operations/Non-current assets held for sale were € 13 million in 2006 compared to cash flows from Discontinued operations/Non-current assets held for sale of €26 million in 2005.

5.5.2    CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “5.4.2—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2007, Net Financial Debt was €35,701 million compared to € 37,301 million at December 31, 2006 (a decrease of €1,600 million).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Given the ratio:

Net Financial Debt
EBITDA

we have targeted a ratio about “2.5” to be achieved by the end of 2010.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which would cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial target we have established.

Net Financial Debt is detailed in the following table:

	As of December 31,
	2007	2006
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	35,241	38,842
—Finance lease liabilities	1,809	1,847
—Other financial liabilities	1	114

	37,051	40,803

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
—Financial payables	6,315	5,374
—Finance lease liabilities	262	269
—Other financial liabilities	8	10

	6,585	5,653

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—

TOTAL GROSS FINANCIAL DEBT (A)	43,636	46,456

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	9	12
—Financial receivables and other non-current financial assets	686	679

	695	691

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
—Securities	390	812
—Financial receivables and other current financial assets	377	433
—Cash and cash equivalents	6,473	7,219

	7,240	8,464

Financial assets classified under Discontinued operations/Non-current assets held for sale	—	—

TOTAL FINANCIAL ASSETS (B)	7,935	9,155

NET FINANCIAL DEBT (A-B)	35,701	37,301

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following chart summarizes the major components which had an impact on the change in Net Financial Debt during 2007 (in millions of Euro):

In particular:

•	capital expenditures were €5,520 million in 2007, an increase of €406 million, or 7.9% from 2006. Details are as follows:

	2007	2006
	(millions of Euro)
Domestic	4,064	3,894
European BroadBand	508	467
Brazil Mobile	865	699
Media, Olivetti and other operations	93	116
Adjustments	(10)	(62)

Total	5,520	5,114

More than 70% of capital expenditures were invested in the domestic business, particularly for the development of new services, the extension of the coverage of new technologies such as UMTS and ADSL, and the development of platforms and systems to support the business; approximately 16% were invested in the mobile business in Brazil, while 10% were invested in the development of the broadband services in France and Germany; the remaining part was related to Olivetti, Telecom Italia Media and Central Functions of Telecom Italia.

Additional details are provided as follows:

–

fixed telephony activities capital expenditures were €2,720 million in 2007; a large portion of such capital expenditures (approximately 36%) was used for Broadband development (which mainly includes expenditures for ADSL—retail and business—as well as to ensure the availability of communication technologies without social and geographic discrimination (this area of initiatives is called “Digital Divide”) and New Services (IP-TV, new releases for services etc.). The remaining capital expenditures were for the development of the network (in particular, the access network and the expansion of services, the latter also including international bandwidth offerings), for support systems (Business Support Systems such as billing, revenue assurance, customer care and Operational Support Systems);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

–

domestic mobile telephony capital expenditures were €1,139 million in 2007; 45% of such capital expenditures were used for the development of the UMTS and systems development (in particular, software development for the launch of new plans and services). The remaining part of the capital expenditures related to upgrading the network, supporting sales policies and subscriber acquisition costs);

–

European BroadBand capital expenditures were €508 million in 2007; €340 million were used for Broadband development in Germany, approximately 30% of capital expenditures were used for Broadband development in France and the remaining expenditures related to BroadBand in The Netherlands;

–

mobile telephony in Brazil capital expenditures were €865 million in 2007; approximately 50% of this amount was earmarked for the expansion and maintenance of the network infrastructures and the development of information systems (compared to 2006 these include the launch of UMTS service and the support of new services/offerings). Approximately 25% of total expenditures were used to acquire handsets on loan and to support the offering.

•	Financial investments were €635 million in 2007 and were principally related to the acquisition of the Internet activities of AOL Germany.

•	Sale of investments and other disposals led to a reduction in debt of €1,277 million. Such sales and disposals included the following transactions:

–	sale of the entire investment held in Oger Telecom for €462 million;

–	sale of the entire investment held in Capitalia for €74 million;

–	sale of the entire investment held in Mediobanca for €236 million;

–	sale of the entire investment held in Solpart Participações for €360 million;

–	sale of the entire investment held in Brasil Telecom Participações for €48 million;

–	sale of other non-current assets, reimbursements of capital and distribution of dividends by associates aggregating €97 million.

The sale of receivables to factoring companies had a positive effect on net financial debt at December 31, 2007 of €755 million (€1,499 million as of December 31, 2006).

Gross Financial Debt

On a consolidated basis, at December 31, 2007, our gross financial debt amounted to €43,636 million (€46,456 million at December 31, 2006) and included non-current financial liabilities (long-term debt) of €37,051 million (€40,803 million at December 31, 2006) and current financial liabilities (short-term debt) of €6,585 million (€5,653 million at December 31, 2006).

As of December 31, 2007 approximately 72% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31,
	2007		2006
	Millions of foreign currency	Millions of Euro	Millions of foreign currency	Millions of Euro
U.S.$	12,805	8,699	13,126	9,966
GBP	1,783	2,431	1,782	2,653
BRL	1,946	746	2,177	773
JPY	31,922	193	20,755	132
EURO	—	31,567	—	32,932

Total gross financial debt		43,636		46,456

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In 2007, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt decreased from 88% to 85%.

For information regarding the split of our debt between fixed rate and floating rate please see “Note—Financial risk management” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•

the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. On December 21, 2005, the Board of Directors of Telecom Italia S.p.A. set a new maximum ceiling for its EMTN Programme, which regulates the placement, also for more than one transaction, for more than one tranche and for more than one currency, of bonds by Telecom Italia S.p.A. and/or its wholly-owned subsidiary Telecom Italia Finance S.A. under a guarantee by Telecom Italia S.p.A. The new maximum ceiling was raised to €15 billion against the previous € 10 billion;

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

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

Currently Telecom Italia issues new long-term debt only from the first two programmes of the above list. The following table highlights the utilization of the above mentioned programmes at the end of 2007.

	As of December 31, 2007
	EMTN Programme	Form F-3 Registration Statement
	(millions of Euro)	(millions of U.S.$)
Total amount of the program	15,000.00	10,000.00

Notes and bonds issued	11,965.69	5,100.00
Notes and bonds repaid	1,499.72	0

Net utilization of the program	10,465.97	5,100.00

Remaining available amount of the program	4,534.03	4,900.00

Notes and bonds (including convertible bonds)

As of December 31, 2007 the non-current and current portions of notes and bonds (including convertible bonds) amounted to €32,080 million (€34,395 million at December 31, 2006) and consisted of the following:

	As of December 31, 2007			As of December 31, 2006
	Non-current portion	Current portion	Total	Non-current portion	Current portion	Total
	(millions of Euro)
Notes and bonds	27,048	4,514	31,562	29,856	4,050	33,906
Convertible bonds	511	7	518	482	7	489

Total	27,559	4,521	32,080	30,338	4,057	34,395

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

At December 31, 2007, the nominal repayment amount for notes and bonds (including convertible bonds) amounted to €31,286 million (€33,693 million at December 31, 2006) and consisted of the following:

	As of December 31, 2007	As of December 31, 2006
	(millions of Euro)
Notes and bonds	30,712	33,119
Convertible bonds	574	574

Total	31,286	33,693

Changes in outstanding notes and bonds (including convertible bonds) which occurred during the year 2007 are analyzed as follows.

New issuances:

•	on June 7, 2007 Telecom Italia S.p.A. issued the following bonds under its €15 billion EMTN Programme:

–	€850 million with a quarterly coupon indexed to the 3-month Euribor plus a spread of 0.20%, due on June 7, 2010;

–	€400 million with a quarterly coupon indexed to the 3-month Euribor plus a spread of 0.79%, due on June 7, 2016;

•	on July 19, 2007, Telecom Italia S.p.A. issued €500 million under its €15 billion EMTN Programme with a quarterly coupon indexed to the 3-month Euribor plus a spread of 0.63%, due on July 19, 2013;

•

Telecom Italia S.p.A. 2002 – 2022 floating rate notes, reserved for subscription by employees and retired personnel of the Telecom Italia Group, at December 31, 2007 was equal to €297 million (nominal amount) and increased during 2007 by € 47 million (€250 million at December 31, 2006).

Repayments and conversions:

In 2007 the following notes and bonds reached maturity and were repaid:

•	Telecom Italia S.p.A. 5.625% due 2007: on February 1, 2007, at maturity, Telecom Italia S.p.A. repaid the €1,250 million notes;

•

Telecom Italia Finance S.A. 6.50% due 2007:    on April 24, 2007, Telecom Italia Finance S.A. repaid the €1,720 million notes (the originally issued amount of €1,750 million was reduced as a result of €30 million notes repurchased on the market and then cancelled).

Furthermore, on January 24, 2008 Telecom Italia Finance S.A. repaid the €1,658.9 million notes Telecom Italia Finance S.A. 5.875% due 2008 (the originally issued amount of € 1,750 million was reduced as a result of the repurchase on the market of notes which were then cancelled).

For further details about the outstanding notes and bonds please see also “Note—Financial liabilities (current and non-current)” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

The following outstanding bonds carry certain protections for investor which would be triggered by a change in the credit ratings assigned to Telecom Italia:

•	Telecom Italia Finance S.A. €2,000 million bonds, 7.250%, due 2011;

•	Telecom Italia Finance S.A. €1,500 million bonds, 5.150%, due 2009;

•	Telecom Italia Finance S.A. €2,210 million bonds, 6.575%, due 2009.

A decrease in our credit ratings below certain thresholds would result in an increase in interest rates due to step-up provisions in the above mentioned bonds.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As a result of the Standard and Poor’s downgrade which occurred on March 17, 2008, (from BBB+to BBB), the coupon on the Telecom Italia Finance S.A. €2,000 million bonds due 2011 increased from 7.250% to 7.500% starting with the interest period commencing on April 20, 2008 and payable on April 20, 2009.

A Standard and Poor’s downgrade alone is not sufficient to trigger the increase of the coupons of the other above mentioned bonds with a step-up/step-down clause.

For a description about the step-up provisions, please see “Note—Financial liabilities (current and non-current)—Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating” in Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Bank Facilities

Committed credit lines outstanding at the end of 2007, consist of the Group’s € 8.0 billion Revolving Credit Facility expiring in 2014 drawn for €1.5 billion. The Group also has a €1.5 billion Term Loan Facility expiring in 2010 which is completely drawn.

In January 2007 €2 billion of a syndicated Revolving Credit Facility expiring in March 2007 was cancelled and at the same time the above mentioned Revolving Credit Facility formerly expiring in August 2012 was increased by the same amount; in August 2007, the maturity was extended by two years to the end of August 2014.

The composition and the draw down of the syndicated committed credit line available at December 31, 2007, represented by the Revolving Credit Facility of €8 billion expiring August 2014, are presented as follows:

	Revolving Credit Facility expiring 2007		Revolving Credit Facility expiring 2014		Total
(billions of Euro)	Committed	Drawn down	Committed	Drawn down	Committed	Drawn down
As of December 31, 2006	2.0	—	6.0	1.5	8.0	1.5

Increase in the amount of the 2012 Revolving Credit Facility; cancellation of the 2007 Revolving Credit Facility, and extension to 2014 of the maturity of the Revolving Credit Facility (formerly 2012)	(2.0)	—	2.0	—	—	—

As of December 31, 2007	—	—	8.0	1.5	8.0	1.5

In August 2007, in addition to the extension of the expiration date, a revision was made to the “acquisition of control” clause of the revolving credit facility which ensured that the credit line would remain available to Telecom Italia following the acquisition by Telco of its stake in Telecom Italia.

The amendments were agreed without changing the economic terms of the credit line (Euribor +0.225%) and allowed the average term of the availability of the revolving credit facility of €8 billion in committed bank lines to be extended, ensuring maximum flexibility in terms of access to capital markets.

The change in the “acquisition of control” clause was also adopted in the documentation of the syndicated bank line (Term Loan) with a January 2010 maturity.

With respect to the syndicated bank line expiring in January 2010 (€3,000 million at the end of 2006), in 2007 early repayments were made in the amount of € 1,500 million (reducing the committed amount to €1,500 million): the bank line is therefore completely drawn for a nominal amount of €1,500 million.

Debt to Equity Ratio.    The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to equity (including Minority Interest), was 132.3% and 137.7% as of December 31, 2007 and December 31, 2006, respectively.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Credit rating

As of May 5, 2008 the Telecom Italia S.p.A. credit ratings are as follows:

•	Moody’s: ‘Baa2’, negative outlook (rating confirmed on February 20, 2008);

•	Standard and Poor’s: ‘BBB’, stable outlook (change from ‘BBB+’ occurred on March 17, 2008);

•	Fitch Ratings: ‘BBB+’, stable outlook (rating confirmed on March 10, 2008).

For a discussion on financial instrument contractual clauses related to credit rating changes, please see the “Note—Financial liabilities (current and non-current)” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Treasury policies

We employ a variety of financing instruments to fund our operations and liquidity needs. The main financial instruments we use are notes and bonds and committed credit facilities.

Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group, and generally operates as the Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Group. As a result, we are able to ensure that our subsidiaries have adequate liquidity to satisfy their financial requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need for the members of the Group to utilize banks, enables members of the Group to obtain more favorable terms from banks when needed and enables us to maintain control over cash flows and to assure better utilization of surplus liquidity.

Liquidity represented by Cash and cash equivalents amounted to €6,473 million and €7,219 million and at the end of 2007 and 2006 respectively. They consisted of the following:

	As of December 31, 2007	As of December 31, 2006
	(millions of euro)
Liquid assets with banks, financial institutions and post offices	6,267	7,186
Checks, cash, other receivables and deposits for cash flexibility	3	6
Securities other than investments (due within 3 months)	203	27

Total	6,473	7,219

Cash and cash equivalents are widely held in euro.

For a further discussion on funding and treasury policies, please see “Note—Financial Risks Management” and “Note—Cash and Cash equivalents” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

As of December 31, 2007, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Purchase commitments for €672 million related mainly to:

•

€268 million of orders to suppliers of Telenergia relating to the electrical power supply agreements reached with Endesa for the period 2006-2008, with Edison Energia for the period 2007-2009 and with Eni for 2008;

•	€375 million for DVB-H contracts signed between Telecom Italia and the main domestic TV operators (in particular Mediaset group and Sky Italia) in order to provide “TIM TV” service;

•	€13 million for the commitment to acquire a stake in Fondo Clessidra.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Sale commitments for a total amount of €2 million.

The purchase and sale commitments above mentioned refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of December 31, 2007, the Group has given guarantees of €287 million, net of €169 million of counter-guarantees received, which consisted mainly of guarantees provided by Telecom Italia on behalf of associated companies (€95 million) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I has been pledged to the banks that financed the associate.

As of December 31, 2007, Telecom Italia Group companies have also issued support letters for a total of €129 million, mainly on behalf of associates to guarantee insurance polices, lines of credit and overdraft arrangements.

For further details please see “Note—Contingent assets and liabilities, commitments and other guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Contractual Obligations and Commitments

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values in accordance with IFRS.

The average maturity of financial non-current liabilities was equal to 7.73 years.

As of December 31, 2007 the carrying amounts of payables due under IFRS (including fair value adjustment and measurement at amortized cost) and the relating expiration dates were as follows:

	Amounts(*) due as of December 31,
	2008(**)	2009	2010	2011	2012	After 2012	Total
	(millions of Euro)
Notes and bonds	4,521	3,846	2,685	4,133	3,244	13,651	32,080
Loans and other debts	1,074	279	1,930	401	143	4,930	8,757
Finance lease liabilities	262	211	177	149	112	1,160	2,071

Total non-current financial liabilities	5,857	4,336	4,792	4,683	3,499	19,741	42,908
Current financial liabilities	728	—	—	—	—	—	728

Total gross financial debt	6,585	4,336	4,792	4,683	3,499	19,741	43,636

(*)

Financial commitments include accrued expenses and deferred income, of which €1 million is in non-current financial liabilities, €1,232 million in non-current financial liabilities maturing within 1 year and €17 million in other current financial liabilities.

(**)

Of which €501.1 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. bonds with the right of the bondholders to extend the maturity date by 21 months; final maturity date is March 2012.

As of December 31, 2007, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2008(*)	2009	2010	2011	2012	After 2012	Total
	(millions of Euro)
Notes and bonds	3,588	3,820	2,748	4,109	3,250	13,771	31,286
Loans and other debts	802	279	1,931	392	142	4,960	8,506
Finance lease liabilities	244	211	177	149	112	1,160	2,053

Total non-current financial debt	4,634	4,310	4,856	4,650	3,504	19,891	41,845
Current financial liabilities	707	—	—	—	—	—	707

Total gross financial debt	5,341	4,310	4,856	4,650	3,504	19,891	42,552

(*)

Of which €499.7 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. bonds with the right of the bondholders to extend the maturity date by 21 months; last maturity date is March 2012.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2007, financial assets amounted to €7,935 million (of which €7,240 million classified as current financial assets) and permit, together with the total unused committed credit lines of €6.5 billion, sufficient coverage of estimated maturities.

For further details please see also “Note—Financial instruments” and “Note—Other information, Operating leases” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

5.5.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units on the basis of the organizational structure at December 31, 2007.

	Year ended December 31,
	2007(1)	2006(1)(2)	2005(1)(2)
	(millions of Euro)
Purchase of tangible assets:
Domestic	2,467	2,302	2,507
European BroadBand	265	225	218
Brazil Mobile	388	342	598
Media	21	29	27
Olivetti	7	10	18
Other Operations and eliminations(3)	15	19	20

Total purchase of tangible assets(4)	3,163	2,927	3,388
Purchase of intangible assets(5)	2,357	2,187	1,785

Total capital expenditures(6)	5,520	5,114	5,173

(1)	All financial data exclude those relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale.

(2)	The data relating to 2006 and 2005 have been reclassified and presented consistently with the 2007 presentation.

(3)	The economic and financial results of Entel Bolivia have been included in Other Operations.

(4)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(5)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(6)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2007, 2006 and 2005, cash flows generated by operating activities (€8,690 million in 2007, €9,194 million in 2006 and €9,778 million in 2005) exceeded capital expenditures on an accrual basis (€5,520 million in 2007, €5,114 million in 2006 and €5,173 million in 2005).

The capital expenditures planned for the three years 2008-2010 are approximately €15 billion, of which about €5.4 billion are allocated to 2008 (in line with the prior year).

The breakdown of capital expenditures by sector of activity is as follows:

•	for the domestic business, the 2008 target is over €3.5 billion, and approximately €11 billion overall in the three-year period 2008-2010;

•

for Tim Brasil, the 2008 target is approximately €1.5 billion (including €0.5 billion for the acquisition of UMTS licenses in Brazil), and approximately €3 billion overall in the three-year period 2008-2010;

•	for HanseNet (European BroadBand), the 2008 target is approximately €0.3 billion in 2008, and approximately €0.7 billion overall in the three-year period 2008-2010.

For further details please see “—5.5.2 Capital Resources”.

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.6    RESEARCH, DEVELOPMENT AND INNOVATION

The Italian market for telecommunications is considered among the most advanced, both from the technological viewpoint and the evolution of customer attitudes and consumption profiles.

Technological innovation is therefore an essential and differentiating factor in permitting the Telocom Italia Group to develop a competitive advantage and maintain leadership in an increasingly competitive market.

The technological and innovative advances the Group has made over the years in the design, development and adoption of state-of-the-art networks, terminals and services, have also been utilized in foreign countries where the Group operates.

Technological research and development activities range from reviews of basic technologies, aimed at increasing network and system efficiency, to complex activities involving the review of platforms, services and architectures; the effort concentrated on the field by business unit operational departments is therefore essential to assure the compliance of new services to customer needs and the continuous improvement of qualitative levels.

Besides by Telecom Italia Lab (“TILab”), technological innovation activities are carried out also by the operational and business units (Network, Market, Information Technology, Web & Media and Security) as well as by Olivetti.

During financial year 2007 the investments of the Telecom Italia Group for tangible and intangible assets related to development and innovation totalled approximately €3,400 million. Internal resources devoted to these activities as well as to research amount approximately to 6,200, with an overall commitment equal to approximately €560 million (of which approximately €163 million already included in the investments).

Total research and development costs incurred in 2007 amounted to approximately €122 million (€133 million in 2006 and €180 million in 2005) and included external costs, employee benefits expenses of dedicated staff and depreciation and amortization.

In 2007 the research and development centres of Telecom Italia carried out in particular the activities detailed below.

TILAB

TILab is primary source of research and development activities for the Telecom Italia Group and operates as a centre of competence for the internal departments devoted to business development and also operates externally as a centre of excellence for the telecommunications industry. The TILab laboratories have contributed for instance to the development and success of achievements such as GSM, MP3 and optical transmission.

TILab activities are focused on research, evaluation and development of emerging technologies and on the revision of basic technologies designed to increase the efficiency of networks and systems as well as of platforms, services and network architectures.

TILab regularly collaborates with both national and international research centres and with the most qualified academic institutes (the Polytechnic institutes of Turin and Milan, the Universities of Pisa, Genoa, Florence, Rome, Naples, Bologna, Reggio Emilia, Brescia, Turin, Verona, Modena, the University of Berkeley, the Columbia University and Massachusset Institute of Technology). TILab continued in particular with the Polytechnic Institute of Turin the collaboration on the University Master “Network and Services Innovation in the ICT Sector”, with the objective of training on specific technological skills through a marked integration between classroom and laboratory activities.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

In 2007 forty-seven new patents were filed (63 in 2006), of which 10 are the result of joint research projects with Pirelli Labs (to be added to more than 500 patents already filed). A breakdown by activity sector is reported below:

Within the framework of the activities aimed at the Group’s technology development, TILab has set out a Technological Plan 2008-2010, outlining the strategic parameters for the development of the network and platforms in terms of target architecture, as well as technological and operational assets. The plan also provide in depth information on subjects which are particularly strategic and relevant to the positioning of the Telecom Italia Group technologies such as terminal development and multimedia domestic solutions, the start of NGN2, the service framework and the related brokering towards third parties, information technology as network service, the content-based services and their convergence towards communication.

The results accomplished by TILab in 2007 with respect to infrastructures and platforms have contributed to raise the Group’s profitability by improving the network solution efficiency and consequently rationalizing costs, and by developing solutions that allow the Group to offer new services and performances. Particularly relevant from this standpoint are the following initiatives:

•	the engineering of technical solutions for the new generation network NGN2, which has been implemented initially in the Milan area;

•

the implementation of a “naked ADSL” solution, representing in perspective the transition towards IP telephony, substituting traditional analogical access, it ensures number portability, reuse of home equipment and access to non geographic phone numbers;

•

the experimental start of real time monitoring of energy efficiency in the exchange areas of Telecom Italia; the appropriate distribution of technologies such as the “wireless sensor networks” made it possible in particular to experiment the efficiency of energy saving solutions, implemented through the monitoring and profiling of consumptions related to single systems, the support of designs related to energy saving targeted interventions, the identification of operation and consumption anomalies;

•

the definition of introduction scenarios in the field of both fixed and mobile WiMAX technology, in terms of architecture and impact on the access network and terminals, as well as the related simulation of the system performances;

•

the definition of innovative algorithms/models to plan the radiomobile access network, also in real-time, for the relevant sizing and optimization with the development of new functionalities of the TIMPLAN/GUITAR software platform. The results achieved enabled new solutions for the management of radio resources in scenarios characterized by multiple radio access technologies and the production of simulation tools for the optimized use of the frequency spectrum;

•

the definition of the software platform development scenario at service level (Service Framework) to enable the role of platform provider to third parties (Service Broker), for application in different vertical situations, with focus first of all on services for car drivers (emergency, information services, traffic management, fleet management). Within this framework service prototypes on a circulating vehicle have been experimented, and used as demo in several occurrences, among which the presentation to the Turin Mayor and to the CTO Summit in Venice. The activity is connected to the “Tema.mobility” initiative, in partnership with Magneti Marelli;

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

the laboratory experimentation of possible applications of principles oriented to the Web 2.0 paradigm and the world of telecommunications started. It aims at supporting the study of new business models and scenarios for the integration between Web 2.0 and the software platform with regard to the telecommunication operator service. In particular, solutions for functionalities available via the internet have been realized, as well as a system allowing users to create/share services within a community.

Concerning the development of new services, the activities carried out and the results achieved have generated new opportunities in support of the development of the current offer and of the expansion to new product or service segments. The most significant implementations achieved in 2007 are described below:

•

the development, integration and test of the dual mode service launched with the name of Unico. The service allows to manage on a single dualmode mobile terminal (2G-3G/WiFi) the fixed telephony VoIP service Alice Voce and the mobile telephony 2G/3G TIM service;

•

the design, development, integration and test of the TIM Casa solution. The service allows customers to call from home on the mobile network with differentiated tariffs and by using the fixed network phone numbers;

•

the development in the field of digital entertainment services, of the IPTV services, such as high definition digital and interactive television, video and music services on demand, and self-production of multimedia and web-diffused content such as “Plays in the community”;

•

the demonstration of the first innovative applications of mobile TV on commercial terminal such as “Rich Media”, which will allow the operator to have a sophisticated control of the user interface and particularly attractive interactive applications;

•	the release of a new Set Top Box also offering access to the Terrestrial Digital TV channels managing video codes and high performances;

•	the implementation among mobile services of the “SMS Real Time Charging” function, meant to reduce the frauds generated by SMS sent by mobile and large account users towards other mobile operators;

•

the start-up of an innovative experiment based on the implementation of a service named First Life Communicator which has allowed the Group to access the virtual community Second Life with the telephone service subsequently extendable with e-mail and instant messaging;

•

the continuation of research on new television utilization paradigms (Dynamic TV) which, taking advantage of the interest associated with mass content diffused through DTT or IPTV, aim at the effective promotion of a high number of niche content available in digital format and at low cost;

•

the study and development of interactive and multichannel multimedia advertising service prototypes (IPTV and Mobile) through the use of innovative technologies such as for instance the 2D barcode, access to past television programs, and the 3D mobile client presented at the Science Festival of Genoa and at the Science White Night of Turin. Their purpose is the simplification of advertising content fruition, making it more attractive at the same time;

•	the analysis and development of service prototypes based on the Mobile Personal Web Server such as personal sites and personal journals;

•

the initiatives to amplify the SIM role on the mobile terminal, transforming it into an operator asset, as a tool for the authentication and personalization of services to the customer. In this sense, the specifications related to the new SIM/USIM and the requirements for the new SIM-based services have been defined, in addition to the development and experimentation of the first mega/giga SIM prototypes;

•

the development of the architecture and communication protocols among equipment using the SIM and the integrated Zig Bee (ZSIM) radio interface as a safety component managed by the network operator to ensure high safety communication while enabling Authentication/Authorisation services and the configuration and personalization of equipment and services through proximity technologies;

•

the preparation of demos and technical experiments with respect to Radiomobile commerce, in order to assess solutions and new services using proximity technologies for the support of mobile-commerce services, such as micro-payments and mobile-ticketing.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

In conclusion we report the results achieved in the field of validation and test of innovative solutions in the TILAB testing laboratories, as a contribution to ensuring the availability of high technical quality solutions and meeting the market requirements. Test campaigns have been implemented to develop the systems for the ADSL access network and for the new generation one (NGN2). Other test campaigns concerned the terminals and network terminations for the Group’s offer both of innovative services (i.e. Access Gateway, videophone, DECT headers, Set top box for IPTV) and traditional services (Cordless, Printers, Fax, etc.).

The Olivetti Group

The Olivetti Group devotes a significant number of its employees to the technological research and development sector. Its research centres, located both in Italy and abroad, are staffed by about 200 employees, accounting for over 15% of its total workforce.

In 2007, the Olivetti research centres have been committed to the development of products and terminals for counter automation and of ink-jet products and accessories.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

5.7    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

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

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•

our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

•

our ability to utilize our relationship with Telefónica (through our new shareholder structure) to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2008-2010 period;

•

our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe—Germany—in BroadBand), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 14, 2008 the Shareholders’ Meeting of the Company elected a new Board of Directors of Telecom Italia. The Shareholders’ Meeting established the number of Directors at 15 and that their term of office would be for three-years, that is up to the Shareholders’ Meeting which will be convened to approve the financial statements of the Company for the year ended December 31, 2010.

On April 15, 2008, the Board of Directors elected Gabriele Galateri di Genola and Franco Bernabè, respectively, as Chairman of the Board of Directors and Chief Executive Officer.

Consequently, as of May 5, 2008 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	61	Chairman	2008
Franco Bernabé	59	Chief Executive Officer/Director	2008
César Alierta Izuel	63	Director	2008
Paolo Baratta(1)	68	Director	2008
Tarak Ben Ammar	58	Director	2008
Roland Berger(1)	70	Director	2008
Elio Cosimo Catania(1)	61	Director	2008
Jean Paul Fitoussi(1)	65	Director	2008
Berardino Libonati	74	Director	2008
Julio Linares López	62	Director	2008
Gaetano Miccichè	57	Director	2008
Aldo Minucci	61	Director	2008
Gianni Mion	64	Director	2008
Renato Pagliaro	51	Director	2008
Luigi Zingales(1)	45	Director	2008

(1)

Independent Directors. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

As of May 7, 2008 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Francesco Umile Chiappetta.

Up to April 14, 2008 the Board of Directors in charge was the Board appointed by the Shareholders’ Meeting held on April 16, 2007. This Shareholders’ Meeting elected the Board of Directors of Telecom Italia by establishing the number of directors at 19 and set the expiration for the term of office as one year, that was, up to the date of the Shareholders’ Meeting called to approve the financial statements for the year ended December 31, 2007.

On July 4, 2007 the director Luciano Gobbi resigned. The Board of Directors in its meeting held on July 24, 2007 appointed Gaetano Miccichè as director.

On October 25, 2007, the directors Claudio De Conto and Carlo Alessandro Puri Negri resigned and the Board of Directors in its meeting held on November 8, 2007 appointed César Alierta Izuel and Julio Linares López as directors.

Subsequently, the directors Pasquale Pistorio (Chairman of the Board), Carlo Orazio Buora (Executive Deputy Chairman) and Riccardo Ruggiero (Chief Executive Officer and General Manager) resigned from their respective offices and from the Board of Directors, and director Diana Bracco resigned too from the Board, all with effect from December 3, 2007, the date of the Board of Directors’ meeting that co-opted Gabriele Galateri di Genola and Franco Bernabé, appointing them as Chairman and Chief Executive Officer, respectively.

Item 6. Directors, Senior Management and Employees	Directors

On December 31, 2007 the Board of Directors of the Company was thus composed of 17 directors, as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	61	Chairman	2007
Franco Bernabé	59	Chief Executive Officer/Director	2007
César Alierta Izuel	63	Director	2007
Paolo Baratta(1)	68	Director	2007
Gilberto Benetton	66	Director	2007
Stefano Cao(1)	56	Director	2007
Renzo Capra(1)	78	Director	2007
Domenico De Sole(1)	64	Director	2007
Luigi Fausti(1)	79	Director	2007
Jean Paul Fitoussi(1)	65	Director	2007
Julio Linares López	62	Director	2007
Gaetano Miccichè	57	Director	2007
Aldo Minucci	61	Director	2007
Gianni Mion	64	Director	2007
Renato Pagliaro	51	Director	2007
Cesare Giovanni Vecchio(1)	46	Director	2007
Luigi Zingales(1)	45	Director	2007

(1)

Independent Directors. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

In 2007:

•	the Board of Directors met nine times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Internal Control and Corporate Governance Committee (as of December 31, 2007 composed of Paolo Baratta—Chairman, Domenico De Sole, Luigi Fausti, Cesare Giovanni Vecchio) held eleven meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Remuneration Committee (as of December 31, 2007 composed of Luigi Zingales—Chairman, Stefano Cao, Renzo Capra and Luigi Fausti) met six times;

•

the Strategy Committee (as of December 31, 2007 composed of the Chairman of the Board Gabriele Galateri di Genola, the Chief Executive Officer Franco Bernabé and Directors Paolo Baratta, Domenico De Sole, Jean Paul Fitoussi and Renato Pagliaro) met four times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10. Additional Information—10.1 Corporate Governance”.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors.

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was appointed Chairman of Telecom Italia on December 3, 2007 and confirmed in the office (after having been appointed Director for a three year period by the Shareholders’ Meeting of April 14, 2008) on April 15, 2008. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analysis Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A.. He is a non-executive Board member of Banca Esperia S.p.A., Banca CRS S.p.A., Italmobiliare S.p.A., Fiera di Genova S.p.A., Utet S.p.A. and Accor S.A.. Mr. Galateri di Genola is a Vice Chairman of Assicurazioni Generali S.p.A. and RCS MediaGroup S.p.A.. He is Board member of the European Institute of Oncology and Knight of Labour (Cavaliere del Lavoro).

Item 6. Directors, Senior Management and Employees	Directors

Franco Bernabé:    Franco Bernabé was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Chief Executive Officer of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his degree with honours in Economics and Political Science at the University of Turin in 1973, Mr. Bernabé worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabé was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. In 2004, following the merger of the financial advisory activities of FB Group with the Rothschild Group, he was appointed as Vice Chairman of Rothschild Europe. Mr. Bernabé has also served pro bono on different public assignments: in 1999 he was appointed by the Italian Prime Minister as a special representative of the Italian Government for the reconstruction of Kosovo; between 2001 and 2003 he was the Chairman of La Biennale di Venezia, and since 2004 he is the Chairman of Mart, the foremost Italian museum of modern art. Mr. Bernabé has served on the Advisory Board of the Council on Foreign Relations, and currently serves on the Board of the Peres Center for Peace, on the Advisory Board of the Observatoire Méditérranéen de l’Énergie and on the Board of PetroChina. He also served on the boards of several listed companies including, among others, Fiat and TNT.

César Alierta Izuel:    César Alierta Izuel was born in Zaragoza (Spain) in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at the University of Columbia (New York) in 1970. Mr. Alierta has been a Director of Telecom Italia since November 8, 2007. He has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is also member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was General Manager of the Capital Markets division at Banco Urquijo in Madrid. Subsequently, he was the Chairman and founder of Beta Capital, Sociedad de Valores, S.A., which he combined as from 1991 with his position as Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange, Plus Ultra Compania de Seguros y Reaseguros, S.A. and Iberia, S.A.. Between 1996 and November 1999, he was Director and Chairman of Tabacalera S.A. changed its name into Altadis S.A. (following its merger with the French Group, Seita—Société Nationale D’Explotation Industrielle des Tabacs et Allumettes) and he became Director and Chairman of Altadis S.A.. He was the Chairman of Altadis S.A. until July 2000, although he continued as a member of its Board of Directors until February, 2008. He joined the Board of Directors of Telefónica on January 29, 1997. He is also a member of the Board of Directors of China Netcom Group Corporation.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Comitato Venezia Internazionale, the Centro per la Proprietà Intellettuale di Venezia and the Fondazione Lorenzo Valla. He is also Chairman of the Biennale di Venezia (Foundation), a Director of Edizione Holding S.p.A., Ferrovie dello Stato S.p.A., Svimez-Roma and the Fondo per l’Ambiente Italiano (FAI).

Tarak Ben Ammar:    Tarak Ben Ammar was born in Tunis in 1949. Mr. Ben Ammar has been a Director of Telecom Italia since April 14, 2008. He started his career in 1977, as a film producer. In 1990, he established Quinta Communications, a company used as a vehicle for a number of investments and as a production and distribution company, that was also engaged in trading of audiovisual rights (acquired from U.S. producers and sold to European Broadcasters); in addition Quinta Communications diversified its activities by building up a

Item 6. Directors, Senior Management and Employees	Directors

portfolio of strategic investments in the media services industry. In addition, Mr. Ben Ammar established close working relationships with a selected number of prominent international investors in the media industry. Mr. Ben Ammar was awarded the “Legion d’Honneur” in 1984 for his cultural contributions. Mr. Ben Ammar is Chairman of the Board of Directors of Quinta Communications S.A.; Chief Executive Officer of many companies (such as Europa TV, Prima TV, ex Machina S.a.S., Andromeda Tunisie S.A., Promotions et Participations International S.A., Holland Coordinator & Service Company Italia S.p.A., Eagle Pictures S.p.A.); Managing Director of Carthago Film S.a.r.l., Quinta Communications USA Inc., and Quinta Communications Distribution Tunisie S.A.R.L., Téléclair S.a.r.l.; Director of TV Breizh, Mediobanca S.p.A., the Weinstein Company, APrime Group S.a.S., LuxVide S.p.A., Holland Coordinator & Service Company B.V., Delta Films Limited and other companies of the Delta Group.

Roland Berger:    Roland Berger was born in Berlin in 1937. Mr. Berger has been a Director of Telecom Italia since April 14, 2008. He studied business administration in Munich and Hamburg. Prior to founding his strategy consultancy in 1967, Roland Berger was employed as a consultant and ultimately partner at a leading American consulting firm based in Milan and Boston. Roland Berger Strategy Consultants has grown to became the number 4 among the world’s leading strategy consultancies with 36 offices in 25 countries. The company advises leading international industry and service enterprise as well as public institutions. Its currently 2,000 employees generated sales of more then euro 600 million in 2007. Roland Berger was a lecturer in Marketing and Advertising at the Technical University of Munich from 1971 to 1972. Since 1996 he has been a lecturer and since 2000 Honorary Professor for Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus. He is a member of the Councils of the Ludwig-Maximilians-Universitat, Munich, and of the University of Music and Performing Arts in Munich. Furthermore, he is a member of the Board of Trustees of the Institute for Economic Research at the University of Munich and member of the Board of the renowned INSEAD business school in Fontainebleau, France. Roland Berger was a member of many expert groups advising various federal and state governments. The Portuguese State President, Anìbal Cavaco Silva, appointed him to the “Globalization Council Portugal”. In 2007, Roland Berger was appointed by the European Commission to the “High Level Group of Independent Stakeholders on Administrative Burdens” headed by former State Premier Dr. Edmund Stoiber. He is Chairman of Roland Berger Strategy Consultants, Munich and of the Board of Trustees of his private Roland Berger Foundation. The Roland Berger Foundation is committed to protecting human dignity and human rights worldwide, and to facilitating access to high-quality education for talented young people from weaker social classes in Europe. Roland Berger is a member of various supervisory and advisory boards of national and international companies, foundations and organizations and also a member of various international advisory boards.

Elio Catania:    Elio Catania was born in Catania in 1946. Mr. Catania has been a Director of Telecom Italia since April 14, 2008. He graduated in Electrical Engineering at the Roma University and earned a Master in Management Science at Sloan Management School, MIT, Boston. Elio Catania performed a large proportion of his managerial work at IBM, which he joined in 1970. He operated in four continents and held the following position, among others: President of IBM Latin America, based in New York; Vice President of Marketing for IBM Europe, based in Paris; President and Chief Executive of IBM Italia; President of IBM South Europe. From 2004 to 2006 he was Chairman and Chief Executive Officer of Ferrovie dello Stato. Mr. Catania is Chairman and Managing Director of ATM Group (Milan Transport Company), member of the Board of Management of Banca Intesa Sanpaolo, Vice President of Assonime (Association of Italian Joint Stock Companies), Vice President of the Council for the United States and Italy (CRISU), member of the Committee of Confindustria, was awarded the Knight of Labour (Cavaliere del Lavoro) honor since 2001.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where he has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics at the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a contract professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analysis. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the

Item 6. Directors, Senior Management and Employees	Directors

European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Française de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of Chevalier de l’Ordre National du Mérite (Knight of the National Order of Merit) and Chevalier de la Legion d’Honneur (Knight of the Legion of Honour).

Berardino Libonati:    Berardino Libonati was born in Rome, in 1934. He has been a Director of Telecom Italia since April 14, 2008. He has been a lawyer since 1961, and Professor of Commercial Law at La Sapienza, the First University of Rome, since 1981. He held various positions in technical legal reviews such as Rivista del diritto commerciale e del diritto generale delle obbligazioni, Concorrenza e Mercato and Rivista delle società. Berardino Libonati was Auditor to ENI S.p.A. from August 1992 to June 1995; chairman of the board of the Banco di Sicilia S.p.A. from July 1994 to May 1997; chairman of the board of Finnat Euramerica SIM S.p.A. from May 1995 to May 1997; chairman of the board of Telecom Italia S.p.A. from October 1998 to June 1999; chairman of the board of TIM—Telecom Italia Mobile S.p.A. from August 1998 to June 1999; chairman of the board of Nomisma S.p.A. from May 2003 till May 7, 2007; a director of Mediobanca S.p.A. from July 30, 2001 to July 2, 2007; chairman of the board of Swiss Re Italia S.p.A. from January 1996 to June 2006; chairman of the board of Alitalia S.p.A. from February 22, 2007 till July 31, 2007; chairman of the board of Banca di Roma S.p.A. from June 28, 2002 till October 4, 2007. He has been chairman of Unidroit—Institut pour l’Unification du Droit Privé—since January 2000. He has been on the board of ESI—Edizioni Scientifiche Italiane S.p.A.—since January 23, 2003 and has served on the board of directors of Pirelli S.p.A. since April 28, 2005. He has been part of the board of directors of RCS Media Group S.p.A. since April 27, 2006 and vice chairman of Unicredit since August 3, 2007. Berardino Libonati was appointed Chairman of Telecom Italia Media on April 10, 2008.

Julio Linares López:    Julio Linares López was born in Medina de Pomar (Spain) in 1945. He has been a Director of Telecom Italia since November 8, 2007. Mr. Linares is a telecommunications engineer who joined Telefónica’s R&D Centre in May 1970, and held various positions there before being appointed Head of Telefónica’s Technology department in 1984. In April 1990 he was appointed General Manager of Telefónica Investigación y Desarrollo S.A., (Telefónica I + D). In December 1994, he became Deputy General Manager of Telefónica’s Marketing and Services Development department, in the commercial area, subsequently moving to the position of Deputy General Manager for Corporate Marketing. In July 1997 he was appointed CEO of Telefónica Multimedia S.A., and President of Telefónica Cable and Producciones Multitematicas S.A.. In May 1998, he was appointed General Manager of Strategy and Technology in Telefónica Corporate Centre. He has been Executive Chairman of Telefónica de España S.A., since January 2000. In December 2005 he became Managing Director for Coordination, Business Development and Synergies in Telefónica, S.A.. He is also a Member of Telefònica S.A.’s Board of Directors and of its Executive Commission and Executive Committee. In December 2007 he was appointed Chief Operating Officer of Telefónica, S.A.. He is also a member of the Board of Directors in Telefónica de España, S.A., Telefónica 02 Europe, plc and Sogecable S.A..

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration at the SDA Bocconi with merit certificate. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A.. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking

Item 6. Directors, Senior Management and Employees	Directors

Division and as Chief Executive Officer of Banca IMI. He is also member of the Conseil de Surveillance of Equinox Investment Company S.C.p.A..

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the position of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Chairman of Genertel S.p.A. and Telco S.p.A., he is Director of Alleanza Assicurazioni S.p.A., Banca Generali S.p.A., AC.E.GA.S. S.p.A., Intesa Previdenza SIM S.p.A., Intesa Vita S.p.A., Gemina S.p.A., Toro S.p.A., INA Assitalia S.p.A., FATA Vita S.p.A., FATA Assicurazioni Danni S.p.A., and ADR- Aeroporti di Roma S.p.A..

Gianni Mion:    Gianni Mion was born in Vo’ (Padua) in 1943. Mr. Mion has been a Director of Telecom Italia since November 7, 2001. He began his professional experience in 1967 as Auditor with KPMG (formerly Peat Marwick, Mitchell). Since 1973 he has been Controller of Mc Quay Europe S.p.A. and in 1974 Mr. Mion was appointed Deputy General Manager of Gepi S.p.A.. From 1983 to 1985 he was Chief Executive Officer of Fintermica S.p.A. and since 1986 he has been Chief Financial Officer of Marzotto S.p.A.. He is currently Managing Director of Edizione Holding S.p.A. and Sintonia S.p.A. (appointed in March 2007), holding companies of the Benetton family. He is also Director of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., Luxottica S.p.A., Fondazione Cassa di Risparmio di Venezia, Burgo Group S.p.A., Aeroporti di Roma S.p.A. and Sintonia S.A.. Mr. Mion is a Registered Auditor.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, with a degree in Company Economics from Bocconi University, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003, he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.; since July 2007, he is Chairman of the Management Board. Mr. Pagliaro is a Director and member of the Executive Committee of RCS Mediagroup S.p.A., Compass S.p.A. and Burgo Group. He is also a Director of SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A.. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l..

Luigi Zingales:    Luigi Zingales was born in Padua in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is the Robert C. McCormack Professor of Entrepreneurship and Finance at the Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. In the academic year 2005-2006 he held the Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a director of the American Finance Association, a member of the Committee on Capital Market Regulation. In 2003 he won the Bernacer Prize for the best European young financial economist. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian economic newspaper) and for L’Espresso.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of May 7, 2008, the executive officers of Telecom Italia and their respective ages, positions and year of appointment as executive officers were as follows:

Name	Age	Position	Appointed
Directors:
Gabriele Galateri di Genola	61	Chairman(1)	2007
Franco Bernabé	59	Chief Executive Officer(1)	2007

Managers:
Paolo Annunziato	47	Head of Public Affairs(2)	2007
Francesco Chiappetta	47	General Cousel Head of General Counsel & Corporate and Legal Affairs	2006
Oscar Cicchetti	56	Head of Business Strategies and International Development	2008
		Head of Domestic Fixed Services(3)	2008
Luca Luciani	40	General Manager Head of Domestic Mobile Services	2006
Antonio Migliardi	49	Head of Human Resources and Organization(4)	2008
Enrico Parazzini	64	General Manager Head of Finance, Administration and Control
		Manager responsible for preparing the Company’s financial reports.	2007
Stefano Pileri	52	General Manager Head of Technology & Operations	2006
Germanio Spreafico	55	Head of Purchasing	2006
Giovanni Stella	60	Chief Executive Officer and Executive Deputy Chairman of Telecom Italia Media S.p.A.
		Head of the Media Business Unit(5)	2008

(1)	Appointed by the Board of Directors on December 3, 2007 and confirmed in the office on April 15, 2008.
(2)	From May 25, 2007.
(3)	Ad interim from March 10, 2008.
(4)	From May 1, 2008.
(5)	From May 7, 2008.

The following are the selected biographical data of the executive officers, other than Directors:

For the biographical data of Mr. Gabriele Galateri di Genola and Mr. Franco Bernabé, please see above under “—6.1 Directors”.

Paolo Annunziato:    Mr. Annunziato was born in Rome in 1961. On May 25, 2007, he became Head of Public Affairs Department. Mr. Annunziato began his career at the World Bank and International Monetary Fund in Washington. In 1989, he moved to the consulting firm A. T. Kearney in Chicago. He joined Confindustria in 1990, moving to Rome, where until 1997 he ran the “Real Economy” unit at the organization’s research center. At Confindustria, he became Head of the Young Entrepreneurs unit, to which, in 2001, he added a role as Manager of Research, Innovation and the Net Economy.

Francesco Chiappetta:    Mr. Chiappetta was born in Rome, in 1960. Mr. Chiappetta was appointed Telecom Italia General Counsel on August 1, 2002 and Head of Corporate and Legal Affairs on November 25, 2005. He is also the Secretary to the Telecom Italia Board of Directors. On January 22, 2007, he became Head of Group Function “General Counsel & Corporate and Legal Affairs”. Mr. Chiappetta began his career in 1983 at CONSOB, Italy’s stock market and corporate regulatory body. Over the next ten years he held a number of positions at this organization, including Chief of the Regulation Office. Between 1998 and July 2001 he worked as Deputy General Manager for Assonime, the Association of Italian Corporations, with responsibility for company law and capital markets. In August 2001 he joined the Pirelli & C. Group as Head of Legal and Corporate Affairs, a position he filled until joining the Telecom Italia Group. From 1989 to 2008 he worked in academia, holding courses and lectures at leading Italian universities including “La Sapienza” in Rome, “Università di Roma Tre” and the “Luigi Bocconi” University in Milan. Mr. Chiappetta has widely published both on company and securities law specifically he published in 2007 a book titled “ Diritto del governo societario: la Corporate Governance delle società

Item 6. Directors, Senior Management and Employees	Executive Officers

quotate”. At the present time he is also Chairman of the Company Law Working Group of Business Europe (the Confederation of European Business) and member of the Advisory Group on Company Law and Corporate Governance, a group of experts established by the European Commission.

Oscar Cicchetti:    Mr. Cicchetti was born in Pizzoli, in the province of L’Aquila, Italy, in 1951. He became Manager of Telecom Italia Business Strategies & International Development on January 14, 2008 and from March 10, 2008 he was appointed Head of Domestic Fixed Services. Mr. Cicchetti began his career in 1978 as an analyst at software house Datamat. He joined SIP in 1979 to manage Network and Installations in the Ascoli Piceno area until 1984, and then he worked as a Market Manager in Ancona and Perugia. Between 1987 and 1993, he was in charge of Process Organization at the HR Management office. In 1993, Mr. Cicchetti transferred to the Azienda di Stato dei Servizi Telefonici company (later Iritel). He stayed here until 1994, as Head of Organization and Training. From 1994 to 1997, he was Head of Staff for the General Manager of Business Systems, before taking on this same role for the CEO of STET/Telecom Italia. Between 1997 and 2000, he covered a number of managerial roles at the Telecom Italia Group, including Central Deputy Manager and Head of the International Business Unit. This period culminated with appointments as Head of Strategic Planning and Head of the Network Division. After working as a freelance consultant in 2001 and 2002 for Wind and Morgan Stanley Private Equity, in 2003 he became CEO of business data services specialist Netscalibur S.p.A, a job he retained until 2006. He was appointed CEO of Infracom Network Application S.p.A. in 2007, prior to making his return to the Telecom Italia Group. Mr. Cicchetti is also a Chairman of Telecom Italia Sparkle S.p.A. and member of the Board of Directors of Olivetti S.p.A..

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

Antonio Migliardi:    Mr. Migliardi was born in Reggio Calabria in 1958. On May 1, 2008, he became Head of Human Resources, Organization and Industrial Relations of Telecom Italia; from May 7, 2008 the function changed the denomination in Human Resources and Organization. After graduating in Law, Mr. Migliardi began his career at SIP (later Telecom Italia) with responsibility for Human Resources area. At first, he was Responsible for Human Resources and Industrial Relations Regional Dept., then he assumed a central responsibility in the Industrial Relations Sector. From 1998 to 2004 he was in charge of the Development and Organization Dept. in FS Group. Reporting to the Chief Executive Officer and the Managing Director of the Group, he was appointed to project and implement the whole reorganization of the Italian railways. He was appointed internal member of Trenitalia’s (the most important subsidiary of F.S. Group, constituted in 2000) board. In charge of Trenitalia’s System Dept. (logistics & maintenance, Information and Communication Technology and Total Quality Management), he reported to the Chief Executive Officer mission and corporate goals: obtaining the alignment of these systems to the new competitive scenario in which the Company had to act in the coming years. As responsible for Total Quality Management, he was also member of the board of “Qualital” (an Italian consortium for the Engineering of Total Quality). From 2004 to 2006 he was in Alitalia. Reporting to the Chief Executive Officer, in charge of Chief Production Officer (Flight Ops, Ground Ops, Maintenance etc.) and Accountable Manager according to the international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A..

Enrico Parazzini:    Mr. Parazzini was born in Milan, in 1944. On February 16, 2007 he was appointed General Manager of Telecom Italia S.p.A. (Finance, Administration, Control and I.T. Governance), helding his role of Chief Financial Officer of the Telecom Italia Group. From February 7, 2007 up to April 10, 2008 he has been Chairman of Telecom Italia Media, maintaining also his position to which he was appointed on October 1, 2001 as Chief Financial Officer of the Telecom Italia Group. After graduating in Economy and Commerce at Milan’s “Luigi Bocconi” University, he commenced his professional career in 1968 as Junior Auditor at Arthur Andersen and in 1969 changed to General Electric, where he worked in the Finance Department. In 1970 he passed to Honeywell Information Systems Italia, a company where in the course of the next twenty years he held positions of growing responsibility: Financial Planning Director from 1975 to 1980; Director of Administration and Control from 1981 to

Item 6. Directors, Senior Management and Employees	Executive Officers

1986 and Chief Financial Officer from 1987 to 1990. A year later, following the disposal of Honeywell’s activities to Bull, Mr. Parazzini was appointed General Manager of Administration, Control, Information Technology Systems and Logistics. In May 1992 he joined Pirelli as Director of Planning and Control (Group Controller), and participated to the turnaround of the Group and, more particularly, to the reorganization of the planning and control system. Between 1996 and 1999 he was in charge of Planning and Control, Administration, Group Purchases and Risk Management. In 2000 he was appointed Chief Financial Officer of Pirelli’s Cable and Systems Sector. From 1994 to 2000 he was visiting lecturer at the “Luigi Bocconi” University for the course on Planning and Control in Multinational Groups; since 2002 he has been acting as Professor for the Master in Corporate Finance at the “Luigi Bocconi” University’s Management School (Scuola di Direzione Aziendale—SDA). Mr. Parazzini is also: Chairman of Telecom Italia International N.V., MTV Italia, SSC—Shared Services Center; Member of the Board of Telecom Italia Media, TIMB—Telecom Italia Media Broadcasting, TM News, Telecom Italia Audit, Fondazione Partnership per la Bocconi, Associazione TV Nazionali, Member of the Federal Council of FRT—Federazione Radio Televisioni; he is also Member of the Board of Italtel Group and Italtel S.p.A., Member of the Compensation Committee of Italtel Group and Member of the Executive Committee of Italtel S.p.A..

Stefano Pileri:    Mr. Pileri was born in Rome, in 1955. On February 16, 2007 he was appointed General Manager of Telecom Italia (Technology & Operations). He has been in SIP (later Telecom Italia) since 1982 where he assumed growing responsibilities, during the years, in the Network Management Systems Department. From 1993 to 1994 he was responsible for the Network Development and Operations in the Emilia-Romagna region, and in 1997 he became Responsible for Network Planning, Engineering and Marketing in the Network Division of Telecom Italia. In March 1998 he became Responsible of the Telecom Italia Wireline Network and in June 2005 he was also appointed Chief Technology Officer of the Telecom Italia Group, directly reporting the Chairman, with the responsibility to drive and coordinate the fixed-mobile integration and the overall technological network development. Mr. Pileri is Director of Italtel.

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

Giovanni Stella:    Mr. Stella was born in Orvieto (Terni) in 1948. He was appointed Chief Executive Officer, Television of Telecom Italia Media S.p.A. on May 7, 2008 holding his position of Executive Deputy Chairman (appointed on April 11, 2008). Mr. Stella is graduated in Economics in 1973 from the University of Perugia. In 1974, he joined Ente Nazionale Idrocarburi (ENI) as an internal group auditor and eventually fulfilled organizational duties in administration, purchasing, outsourcing, asset and liability accounting, accounting for public, tax and management reporting purposes. As ENI’s representative participated in working groups with ASSONIME—the national association of joint-stock companies—and CONSOB, to study accounting and auditing standards for the preparation of consolidated financial statements. Between 1989 and 1993 cooperated with the Corporate Audit Chair at La Sapienza University of Rome. Followed the main corporate restructurings implemented by the ENI Group, especially the creation of a national chemical pole through the ENI-MONTEDISON joint venture. Between 1993 and 1996, he served as Chief Financial, Administration and Control Officer of Enichem S.p.A., the parent of ENI’s chemical activities. Between 1996 and December 31, 1998, Mr. Stella served as Chief Administration, Financial and Control Officer of Agip Petroli S.p.A.. Moreover, he became Chairman and Managing Director of Agip Petroli International. In January 1999, he joined Telecom Italia S.p.A. as assistant to the Chief Executive Officer, Mr. Franco Bernabé. In March 1999 he became Chief financial and control officer, with responsibilities also for corporate transactions and divestments. In June 1999 he was appointed Chairman of Stream S.p.A., after conducting negotiations with News Corp., Cecchi Gori Group and S.D.S. for the sale of 65% of the company. In 1999 he was also appointed Head of Purchasing and Real Estate. Within the Telecom Italia Group, he served as director in the following companies: Telecom Italia Mobile S.p.A. and Sirti S.p.A.. In November 1999 he became a partner of Mr. Franco Bernabé and CEO of the Franco Bernabé Group. Between 2000 and 2004, he was a member of the Board of Directors of soccer club AS Roma S.p.A. Between January 1 and December 2007, he was Chief Executive Officer of Rotschild S.p.A.. Acting as a consultant for the Finmeccanica Russia project, on behalf of Rotschild, since January 2008. Director of Telit Communications Plc, to represent the Shareholders, since May 2007. Independent director of Aicon S.p.A. since January 1, 2008.

Item 6. Directors, Senior Management and Employees	Board of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Auditors as of May 5, 2008, including the Alternate Auditors, with their respective positions and year of appointment. The current Telecom Italia Board of Auditors was appointed by the shareholders’ meeting on April 13, 2006.

On April 16, 2007 the shareholders’ meeting of Telecom Italia appointed Enrico Maria Bignami as Auditor (previously he was an Alternate Auditor and as such replaced Stefano Meroi, who resigned as an Auditor on October 20, 2006) and Luigi Gaspari as Alternate Auditor .

Name	Position	Appointed
Paolo GOLIA	Chairman	2006
Enrico Maria BIGNAMI	Auditor	2007
Salvatore SPINIELLO	Auditor	2006
Ferdinando SUPERTI FURGA	Auditor	2006
Gianfranco ZANDA	Auditor	2006
Luigi GASPARI	Alternate Auditor	2007
Enrico LAGHI	Alternate Auditor	2006

The positions held by the members of the Board of Auditors in other listed companies are shown below:

Paolo GOLIA	—
Enrico Maria BIGNAMI	Chairman of the Board of Auditors of Biancamano S.p.A.
Salvatore SPINIELLO	Director of Fondiaria Sai S.p.A. and Immobiliare Lombarda S.p.A.; member of the board of auditors of Edison S.p.A. and of Telecom Italia Media S.p.A. (Telecom Italia Group)
Ferdinando SUPERTI FURGA	Independent director of Parmalat S.p.A and Molmed S.p.A.; chairman of the board of auditors of Arnoldo Mondadori Editore S.p.A.; member of the board of auditors of Edison S.p.A.
Gianfranco ZANDA	Chairman of the Board of Auditors of Molmed S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10. Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of issuers and their groups are governed by the Legislative Decree No. 58/1998 (the Consolidated Law on Finance), as amended by the Law No. 262/2005 (the protection of savings law) as subsequently amended by the Legislative Decree No. 303/2006 (the “corrective decree”). In particular, the Law No. 262/2005 fixed the total duration of audit engagements at nine years and prohibited the renewal of an engagement, and the conferment of a new engagement for at least three years from the date of the end of the previous engagement. However, the transitional provision contained in Article 8.7 of Legislative Decree No. 303/2006 allowed companies to extend the appointment of their incumbent auditors (as of the date the Decree No. 303/2006 was implemented), so that the overall duration of such engagement be equal to nine fiscal years.

According to such rules, the Shareholders’ Meeting held on April 16, 2007 re-appointed Reconta Ernst & Young as the audit firm of the Company for the three year period 2007-2009 (after a first appointment for the years 2001, 2002 and 2003 and a second appointment for the years 2004, 2005 and 2006) to audit the separate annual financial statements of Telecom Italia S.p.A., the consolidated annual financial statements of the Telecom Italia Group and the half-yearly reports for the fiscal years 2007, 2008 and 2009.

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

As a result, the Ernst & Young audit network presently is the principal audit firm for the Telecom Italia Group.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The following table sets out the number of employees of the Telecom Italia Group at December 31, 2007 and 2006 by Business Unit:

	Number of employees as of December 31,
	2007	2006
Domestic	64,362	66,835
European BroadBand	4,551	3,066
Brazil Mobile	10,030	9,531
Media	1,016	919
Olivetti	1,279	1,428
Other Operations	2,191	1,430

Group Total	83,429	83,209

The following table summarizes the changes during 2007 relating to the number of employees:

	Changes during the year
Employees at December 31, 2006(*)	Hired	Terminated employment	Decrease of personnel with temp work contracts	Change in scope of consolidation	Total changes	Employees at December 31, 2007(*)
83,209	7,345	(8,310)	(682)	1,867	220	83,429

(*)	Include 2,654 and 1,972 personnel with temp work contracts at December 31, 2006 and 2007, respectively.

As of December 31, 2007, the Telecom Italia Group employed 83,429 employees. Compared to December 31, 2006 total employment was higher by 220, mainly attributable to the following factors:

•

the addition of 1,875 people following the acquisition of the AOL Internet businesses in Germany (1,101), the controlling interest in Shared Service Center (670) and the Tecnosis business segment (104) and the termination of 8 people subsequent to the disposal of the company Domus Academy;

•	the hiring of 7,345 people: 1,709 in Italy and 5,636 outside Italy;

•	the termination of 8,310 people: 4,063 in Italy and 4,247 outside Italy;

•	the reduction of 682 people with temp work contracts.

The number of employees of the Telecom Italia Group at December 31, 2007 broken down by geographical area and function is presented in “Note—Segment Information—b) Information by geographical segment” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

6.5.2    INDUSTRIAL RELATIONS

In Italy, Telecom Italia Group employees are represented by two categories of national unions, one for managerial staff and another for non-managerial staff. Employment agreements in Italy are generally collectively negotiated at the national level between the national employers’ associations and the workers’ unions and, for medium and large companies, also at company level. Renewals of collective agreements are subject to general guidelines agreed upon between the Italian Government, the employers’ associations and trade unions. These guidelines establish that salary increases negotiated at the national level should not exceed agreed upon inflation rates. Individual companies may enter into additional contracts in order to link collective bonuses to a company’s productivity or profitability.

In May 2007, Telecom Italia started the negotiations of the collective agreements with the Trade Unions and with the National Coordinating Body of the Rappresentanze Sindacali Unitarie (RSU), which are the company-level worker representation bodies. The parties discussed single items through two joint technical committees before negotiating in plenary session on December 18, 2007.

Item 6. Directors, Senior Management and Employees	Employees

At the same time, the Group agreed to negotiate with the National Coordinating Body of the RSU welfare measures for the call centre workers in four main areas: people enhancement and training, work organization, environment and safety, work-life balance. The parties formed two joint committees dedicated to the working environments in the fixed and mobile businesses. After several meetings, the parties views on significant issues moved closer together. The negotiation will now be conducted at the local level with the Rappresentanti dei Lavoratori per la Sicurezza (RLS), which are the worker representation bodies for safety.

After the merger of TIM Italia into Telecom Italia and the subsequent agreement of February 27, 2006 to harmonize the different treatments for the employees of the two companies, the Group and the Trade Unions agreed to set-up the National Coordinating Body of the Telecom Italia S.p.A. RSUs in accordance with the agreement signed by the parties on May 2, 2005. The agreement was signed on March 26, 2007 and establishes a unitary national representative body which includes 92 RSUs elected among all workers’ representatives.

On June 5, 2007, the parties signed an agreement on the Result-Based Bonus for 2007 for all the Telecom Italia’s employees, except for those included in specific incentive plans. In compliance with the Protocol of July 23, 1993, the agreement provides for the distribution of a bonus related to the Company’s economic performance and the actual presence on the job of the staff involved.

In compliance with the agreement of December 9, 2003, the Company and the Trade Unions discussed the Barra Telefonica—Posto Unico Operatore (a system for the management of the technical assistance in the fixed business) used at national level in the National Customer Services, within the Field Services Division. The agreement was signed by the National Coordinating Body of the Telecom Italia S.p.A. RSUs and the Trade Unions on June 28, 2007.

In order to reorganize and strengthen the security of the Company, a meeting was held with Trade Unions on July 23, 2007, to reintroduce in Telecom Italia from November 1, 2007 the division “Centri Territoriali di Sorveglianza”, sold to Tecnosis S.p.A. in 2005. The operation involved 104 workers.

On July 26, 2007, two agreements were signed with the National Coordinating Body of the Telecom Italia S.p.A. RSUs in order to experiment with part-time home-based telework and the working-out (involving the possibility for technicians who work mainly outside the company to park their corporate car at their house). The projects, inspired by the Technology Division and dedicated to specific professional positions, were developed by a joint Company-Trade Unions technical committee and has organizational advantages both for workers and the Company.

On July 26, 2007, the parties also agreed to reorganize the service Directory Assistance 1254 within the Customer Operations. The Company and the Trade Unions analyzed the business prospects of this specific sector and now share a plan for the reorganization of the Information Services in order to recover significant market shares.

In the Customer Operation Business, the Company and the Trade Unions agreed to integrate the Fixed and Mobile Premium Care. The agreement provides for Fixed-Mobile integration in the services dedicated to important customers in order to improve the management of Corporate customers.

Following the agreements signed on December 20, 2005 with Trade Unions (which foresaw 3,500 employees enrolled in incentivized programs to encourage the employee to seek alternative professional developments, so called “mobility lists”), in 2007 the Group enrolled 1,634 employees in mobility lists (using as a priority identification criterion the early retirement option during mobility). Consistent with such agreements signed with Trade Unions, mobility ex lege 223/91 has been implemented on the basis of voluntary assent by the employees involved. These have been granted, upon termination of employment, in addition to TFR (end of employment settlement) to ensure appropriate income for the time until eligibility for retirement pension. More generally, mutually agreed employment termination has been implemented and, whenever possible, has been achieved through professional re-employment solutions.

On February 7, 2007, the Group also signed agreements with the manager’s bargaining Group on supplementary health assistance. The Parties agreed on several amendments to the Statute of ASSIDA (Supplementary Health Assistance Fund for Group companies senior managers). In the same agreement, the Parties confirmed their intention to find solutions to enable such Fund to continue offering better options as compared to the standard ones provided by the collective contracts.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 16, 2007, established the maximum total annual remuneration of the newly appointed Board of Directors (to remain in office until the approval of 2007 financial statements), according to article 2389, first paragraph, of the Italian Civil Code, up to €2,800,000, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

The above mentioned overall amount for 2007 was distributed as follows:

•	€114,000 to be paid to each director in office;

•	an additional €70,000 to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional €40,000 to be paid to each member of the Remuneration Committee;

•	an additional €20,000 to be paid to each member of the Strategy Committee, other than the Chairman and the Chief Executive Officer;

•

an additional €20,000 to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001 (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System”).

The total compensation paid by Telecom Italia and the Telecom Italia Group subsidiaries in 2007 to the members of the Board of Directors of Telecom Italia was €29.612.000.

The General Shareholders’ Meeting held on April 14, 2008, set the maximum total annual remuneration of the newly appointed Board of Directors (to remain in office for a three-year term, until the approval of 2010 financial statements), according to article 2389, first paragraph, of the Italian Civil Code, up to €2,200,000.00, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on April 15, 2008, the above mentioned overall amount for 2008 will be distributed as follows:

•	€110,000 to be paid to each director in office;

•	an additional €35,000 to be paid to each member of the Executive Committee;

•	an additional €45,000 to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional €20,000 to be paid to each member of the Appointment and Remuneration Committee;

•

an additional €20,000 to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001 (see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System”).

In addition, according to a further resolution adopted by the Board on April 15, 2008, the Chairman (Gabriele Galateri di Genola) and CEO (Franco Bernabè) receive a fixed amount for the position pursuant to paragraph 3 of Article 2389 of the Civil Code equal to respectively € 1,300,000 and €1,400,000.

Franco Bernabè was also granted variable compensation linked to the economic results and a series of operational objectives. More specifically, he was granted a short-term incentive scheme whose value ranges from 50% to 200% of his fixed compensation, linked on a linear basis to achievement of objectives set by the Board of Directors for:

•	Return on Investment (30% share of the variable compensation);

•	Net Cash Flow before Dividends (30% share of the variable compensation);

•	Customer Satisfaction (30% share of the variable compensation); and

•	Innovative Revenues (VAS Mobile + ICT and Fixed Internet; 10% share of the variable compensation).

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

According to the resolutions of the Board, if the appointment of either the Chairman or the CEO is interrupted before the end of the mandate established by the shareholders’ meeting (that is a three-year term of office, up to the approval of 2010 Financial statements) (i) for objective reasons (such as the merger of the Company or the termination of the entire Board of Directors pursuant to Article 9.12 of the bylaws), (ii) at the initiative of the Company (except for good cause) or (iii) at the initiative of the interested party for good cause (e.g. change in the position, especially with reference to the delegated powers, significant changes in the composition of the reference shareholders):

•

the Chairman is entitled to the fixed compensation that would have been due to him from the termination of the relationship to the end of his term of office as a director, supplemented by an indemnity equal to a year’s compensation;

•

the CEO is entitled to the compensation that would have been due to him from the termination of the relationship to the end of his term of office as a director (including the variable component calculated as the average of the disbursements already made or, in the absence thereof, of the target value), supplemented by a penalty payment corresponding to a year’s compensation calculated as above.

The following table lists the Directors who served during 2007 and their respective compensation as of December 31, 2007. The compensation relates only to the period of 2007 in which they served as set forth below:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives		Other compensations
			(thousands of Euro)
Gabriele GALATERI DI GENOLA	Chairman	12/3-12/31/2007	9
Franco BERNABÉ	Chief Executive Officer	12/3-12/31/2007	9
César ALIERTA IZUEL	Director	11/8-12/31/2007	19
Paolo BARATTA	Director	1/1- 12/31/2007	203	(1)
Gilberto BENETTON	Director	1/1- 12/31/2007	114
Stefano CAO	Director	4/17-12/31/2007	107	(2)
Renzo CAPRA	Director	4/17-12/31/2007	107	(2)
Domenico DE SOLE	Director	1/1-12/31/2007	198	(3)
Luigi FAUSTI	Director	1/1-12/31/2007	203	(4)
Jean Paul FITOUSSI	Director	1/1-12/31/2007	127	(5)
Julio LINARES LÓPEZ	Director	11/8-12/31/2007	19
Gaetano MICCICHÈ	Director	7/24-12/31/2007	47
Aldo MINUCCI	Director	4/17-12/31/2007	80
Gianni MION	Director	1/1-12/31/2007	114	(6)
Renato PAGLIARO	Director	1/1-12/31/2007	127	(5)(7)
Cesare Giovanni VECCHIO	Director	4/17-12/31/2007	127	(8)
Luigi ZINGALES	Director	4/17-12/31/2007	107	(2)
John Robert Sotheby BOAS	Director	1/1-4/16/2007	34
Diana BRACCO	Director	1/1-12/2/2007	145	(8)
Carlo Orazio BUORA	Executive Deputy Chairman	1/1-12/2/2007	2,136		80	5,805	(9)
Claudio DE CONTO	Director	4/17-10/25/2007	61	(10)
Francesco DENOZZA	Director	1/1-4/16/2007	52	(8)
Guido FERRARINI	Director	1/1-4/16/2007	58	(11)
Luciano GOBBI	Director	4/17-7/6/2007	23	(10)
Vittorio MERLONI	Director	1/1-4/16/2007	34
Massimo MORATTI	Director	1/1-4/16/2007	34
Marco ONADO	Director	1/1-4/16/2007	58	(3)
Pasquale PISTORIO	Director Chairman	1/1-4/16/2007 4/17-2/12/2007	54 1,197	(12)	6	5	(13)
Carlo A. PURI NEGRI	Director	1/1-10/25/2007	95
Guido ROSSI	Chairman	1/1-4/6/2007	616		3	2	(13)
Luigi ROTH	Director	1/1-4/16/2007	34
Riccardo RUGGIERO	Chief Executive Officer General Manager	1/1-12/2/2007	711	(14)	11	3,770	(15)	12,871	(16)

1.

The amount includes remuneration paid as a member of the Remuneration Committee, the Committee for Internal Control and Corporate Governance, the Strategy Committee and the Supervisory Panel under Legislative Decree 231/2001.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

2.	The amount includes remuneration paid as a member of the Remuneration Committee.

3.	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and the Strategy Committee.

4.	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and the Remuneration Committee.

5.	The amount includes remuneration paid as a member of the Strategy Committee.

6.	Remuneration not received but paid over to Edizione Holding.

7.	Remuneration not received but paid over to Mediobanca.

8.	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

9.

The amount includes variable remuneration linked to 2006 targets (paid in 2007), the extraordinary remuneration paid for the individual’s professional and management contribution to the Group starting from October 1, 2001 and a one-off payment for “Sundry Occasional” services.

10.	Remuneration not received but paid over to Pirelli & C. S.p.A..

11.	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and the Supervisory Panel under Legislative Decree 231/2001.

12.	The amount includes remuneration paid as a member of the Remuneration Committee and as a member of the Strategy Committee.

13.	One-off payment for “Sundry Occasional” services.

14.	The amount of €105,230.77, relative to remuneration under ex art. 2389, first paragraph of the Italian Civil Code, is not received by the individual.

15.	The amount includes remuneration paid in respect of a one-off “Retention” incentive, Management By Objectives (MBO) and Long-Term Incentives (LTI).

16.

The amount includes the remuneration paid under the general settlement regarding gross compensation as an employee, traveling expenses, employment termination benefit incentives and remuneration of €20,312.32 under ex art. 2389, first paragraph of the Italian Civil Code for the position of Chairman of Telecom Italia Sparkle S.p.A. not received but paid over to Telecom Italia S.p.A..

Moreover:

•

Mr. Carlo Buora signed a non-competition agreement with Telecom Italia S.p.A. in return for which he received €4,000,000 with payment in four deferred semiannual installments during the period 2008/2009;

•	Mr. Carlo Buora did not receive the variable remuneration linked to 2007 targets equal to €1,400,000, voted by the Telecom Italia S.p.A. Board of Directors on July 24, 2007;

•	Mr. Pasquale Pistorio did not receive the variable remuneration linked to 2007 targets equal to €700,000, voted by the Telecom Italia S.p.A. Board of Directors on July 24, 2007.

* * *

Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors.

The following table have been prepared according to the format required by the Regulation for the implementation of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions.

		Options held at the beginning of 2007			Options granted during 2007			Options exercised during 2007			Options expired in 2007	Options held at the end of 2007
Name	Position held	Number of options(*)	Average exercise price(**)	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price during year	Number of options	Number of options(*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) (1)+(4)-(7)-(10)	(12)	(13)
Riccardo Ruggiero	CEO/ G.M.	750,000	3.177343	2007	—	—	—	—	—	—	750,000	—	—	—
		200,000	2.788052	2010	—	—	—	—	—	—	—	200,000	2.788052	2010

(*)	Each option allows the subscription of 3.300871 Telecom Italia Ordinary Shares.
(**)	The average exercise price is the subscription price of Telecom Italia Ordinary Shares deriving from the exercise of options.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

The Telecom Italia Shareholders’ Meeting held on April 14, 2008 approved a stock option plan reserved to Gabriele Galateri di Genola and Franco Bernabè, conditional upon their positions being confirmed as Chairman and CEO following the renewal of the Board of Directors. In service of this Plan—to be implemented by the Board of Directors—authorization was issued to buy back and hold a maximum of 11,400,000 Ordinary Shares.

As a result, on April 15, 2008 the Board of Directors of Telecom Italia, which confirmed Gabriele Galateri di Genola and Franco Bernabè respectively as Chairman and CEO of the Company, implemented the stock option plan according to the terms set forth by the Shareholders’ Meeting, and therefore awarded 8,400,000 options to the CEO and 3,000,000 options to the Chairman, for the purchase of a corresponding number of Shares at a price of €1.95 per share.

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2007 to the Company’s executive officers was €40,993,000.

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

The specific provisions applicable to the current Chairman of the Board of Directors and Chief Executive Officer, who have no work relationship with the Company other than their relationships as Executive Directors of Telecom Italia, are described under 6.6.1 “Compensation of Directors”.

Applicable Italian law requires disclosure of individual compensation in the form of stock options for General Managers and, in the aggregate and divided by plan, the stock options granted by Telecom Italia S.p.A. to Executive Officers.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions.

No options were granted or exercized during 2007.

		Options held at the beginning of 2007			Options expired or forfeited in 2007	Options held at the end of 2007
Name	Position held	Number of options(*)	Average exercise price(**)	Average expiration date	Number of options	Number of options(*)	Average exercise price(**)	Average expiration date
		(1)	(2)	(3)	(4)	(5)=1-4	(6)	(7)
Massimo Castelli	General Manager	40,000	2,928015	2010	—	40,000	2,928015	2010
Luca Luciani	General Manager	75,000	3,177343	2007	75,000	—	—	—
		54,000	2,928015	2008	—	54,000	2,928015	2008
		54,000	2,928015	2009	—	54,000	2,928015	2009
		72,000	2,928015	2010	—	72,000	2,928015	2010
Enrico Parazzini	General Manager	360,000	2,788052	2008	—	360,000	2,788052	2008
		360,000	2,788052	2009	—	360,000	2,788052	2009
		480,000	2,788052	2010	—	480,000	2,788052	2010
Stefano Pileri	General Manager	300,000	3,177343	2007	300,000	—	—	—
		108,000	2,928015	2008	—	108,000	2,928015	2008
		108,000	2,928015	2009	—	108,000	2,928015	2009
		144,000	2,928015	2010	—	144,000	2,928015	2010

(*)	Each option corresponds to the subscription or purchase of 3.300871 Telecom Italia ordinary shares.
(**)	The average exercise price means the average subscription price of Telecom Italia ordinary shares that come from exercising the options.

		Options held at the beginning of 2007			Options expired or forfeited in 2007	Options held at the end of 2007
Name	Position held	Number of options(*)	Average exercise price(**)	Average expiration date	Number of options	Number of options(*)	Average exercise price(**)	Average expiration date
		(1)	(2)	(3)	(4)	(5)=1-4	(6)	(7)
2002 Plan	Executive Officer	620,000	2,509504	2009	—	620,000	2,509504	2009
2002 TOP Plan	Executive Officer	2,000,000	2,788052	2009	—	2,000,000	2,788052	2009

(*)	Each option corresponds to the subscription or purchase of 3.300871 Telecom Italia ordinary shares.
(**)	The average exercise price means the average subscription price of Telecom Italia ordinary shares that come from exercising the options.

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of April 13, 2006 (which appointed the current Board of Auditors) authorized annual compensation of €128,000 for each Auditor and €171,000 for the Chairman of the Board. It also decided to award an additional €20,000 to the member of the Board of Auditors appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (Ferdinando Superti Furga).

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2007 to the members of the Board of Auditors was €722,000.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

The following table sets forth the members of the Board of Auditors in office during 2007 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2007:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives	Other compensations
			(thousand of Euro)
Paolo GOLIA	Chairman	1/1-12/31/2007	171		—	—	—
Enrico Maria BIGNAMI	Auditor	1/1-12/31/2007	128	(1)	—	—	—
Ferdinando SUPERTI FURGA	Auditor	1/1-12/31/2007	147	(2)	—	—	—
Salvatore SPINIELLO	Auditor	1/1-12/31/2007	128		—	—	32	(3)
Gianfranco ZANDA	Auditor	1/1-12/31/2007	128		—	—	7	(4)

(1)	The amount includes remuneration not received but paid to the Bignami e Associati corporate and tax consulting firm.

(2)	The amount includes remuneration paid as a member of the Supervisory Panel under Legislative Decree 231/2001.

(3)	The amount includes remuneration for the position of Acting Auditor of Telecom Italia Media S.p.A..

(4)	The amount includes remuneration for the position of Chairman of Board of Auditors in the subsidiary IT Telecom S.r.l..

Item 6. Directors, Senior Management and Employees	Options to Purchase Securities from Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At the end of 2007, the existing stock options plans related to options which give the right to the subscription of new Telecom Italia Ordinary Shares (including the options at one time granted to TIM S.p.A.) and new Telecom Italia Media Ordinary Shares.

On April 15, 2008, the Board of Directors approved the implementation of the stock option plan for the Chairman, Gabriele Galateri di Genola, and the Chief Executive Officer, Franco Bernabè. The three-year plan allocated 8,400,000 options for the CEO and 3,000,000 options for the Chairman, each giving the right to purchase one Ordinary Share of the Company for each option granted at a price of €1.95 per share.

For further details, please see “Note—Stock option plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2007, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

		As of December 31, 2007
Major Shareholders	Type of ownership	No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct)	3,157,172,623	23.59
Hopa S.p.A.	(direct and indirect)	497,901,370	3.72
Findim Group S.A.	(direct)	268,685,458	2.01

As of April 14, 2008, the above mentioned position is the following:

		As of April 14, 2008
	Type of ownership	No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct)	3,278,702,623	24.50
Findim Group S.A.	(direct)	595,645,531	4.45

At December 31, 2007 and on May 5, 2008, Telecom Italia S.p.A. held 1,272,014 Ordinary Shares in treasury, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 0.94% of capital with voting rights.

On May 2, 2007, the US investment advisor Brandes Investment Partners, LP disclosed that it held, in its capacity as an asset manager, 545,945,668 Ordinary Shares, equal to 4.08% of Telecom Italia’s Ordinary Share Capital.

7.1.1    THE SHAREHOLDERS’ AGREEMENTS

The information contained herein regarding shareholders’ agreements has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

On April 28, 2007, a group of investors (the “Investors” or the “Parties”), made up of 1) Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. (the “Class A Shareholders”) and 2) Telefónica S.A., entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, the vehicle through which they purchased the entire share capital of Olimpia, from Pirelli and Sintonia S.p.A. and Sintonia S.A. (together “Sintonia Sellers”).

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and Sintonia Sellers to purchase the entire share capital of Olimpia. The acquisition was subject to regulatory approval by the competent authorities.

After having received such approvals, the acquisition was closed on October 25, 2007 by Telco, to which Ordinary Shares equal to 5.6% of the Telecom Italia Ordinary Share capital were contributed on the same date by Mediobanca S.p.A. and companies of the Generali Group. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia Ordinary Share capital, of which 17.99% were acquired from Olimpia.

Telco is held by Generali Group (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

Effective as from December 18, 2007, Olimpia was merged with and into Telco, with Telco as the surviving company and directly holding a stake of 23.595% in Telecom Italia’s ordinary share capital.

On March 20, 2008, Telco acquired a further 121.5 million Ordinary Shares and increased its ownership in Telecom Italia’s share capital to 24.5%.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Upon completion of the acquisition of the entire share capital of Olimpia, all the previous shareholders’ agreements between Pirelli & C. S.p.A., the Sintonia Sellers, Olimpia and the relevant Investors (e.g. Assicurazioni Generali S.p.A. and Mediobanca S.p.A.) concerning Olimpia and Telecom Italia ceased to have any effect, and the only existing agreements amongst its direct and indirect shareholders Telecom Italia is aware of are the agreements among the Investors and Telco.

According to the shareholders’ agreement entered into on April 28, 2007 by the Investors (the “Shareholders Agreement”), as soon as possible after the closing of the Share Purchase Agreement, the Board of Directors of Telco or Olimpia, as the case may be (and presently, as a result of the merger of Olimpia with and into Telco, the Board of Directors of Telco), shall approve the list to be submitted to the shareholders’ meeting of Telecom Italia, for the appointment of the directors of Telecom Italia, pursuant to the following criteria: (i) Telefónica—to the extent it holds at least 30% of Telco’s share capital—shall have the right vis-à-vis the other parties to designate two directors of Telecom Italia to be included as designees for appointment in the Board of Directors of Telecom Italia in the list and, to the extent feasible, pursuant to article 2386, first paragraph, of the Italian Civil Code (i.e. substitution of Directors) and (ii) the Class A Shareholders—to the extent holding at least 50% plus one share of Telco’s share capital—shall designate the other designees for appointment in the Board of Directors of Telecom Italia in the list as follows: (a) three designees unanimously and (b) the remaining designees on the basis of a proportionality criterium.

In accordance with the Shareholders’ Agreement, the Investors have agreed that Telecom Italia Group and Telefónica group will be managed autonomously and independently. In particular, the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at the Board of Directors’ meetings at which resolutions will be discussed and proposed relating to the policies, management and operations of companies directly or indirectly controlled by Telecom Italia providing services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica are in force.

On October 25, 2007, an Amendment to the Co-investment and Shareholders’ Agreement was signed in which, inter alia, the contents of the ruling by ANATEL (the Brazilian telecommunications regulator) announced on October 23, 2007 and published on November 5, 2007 (the “Anatel Ruling”), which approved the acquisition by Telco of an indirect shareholding in the Brazilian Telecom Italia subsidiaries, were acknowledged and each party undertook to implement the content thereof through appropriate legal measures and actions. In furtherance of that undertaking, respectively on November 19, 2007 and on November 20, 2007, the Shareholders Agreement and the By-laws of Telco were amended to implement the clauses contemplated in the ANATEL Ruling.

Specifically with respect to Telecom Italia’s Brazilian telecommunication operations, the Parties have agreed as follows.

While applicable regulatory restrictions and limitations exist:

(i)

Telefónica shall neither directly or indirectly participate in, nor vote or veto at a shareholders’ meetings held by Telco and Telecom Italia or by any other company directly or indirectly controlled by Telecom Italia, at which and when there will be discussed or proposed resolutions relating to any matters concerning the activities of any such companies directly or indirectly controlled by Telecom Italia in the rendering of their telecommunication services in the Brazilian market; Telefónica shall cause that the persons designated by Telefónica as members to the Boards of Directors, as members to Boards of Officers, as Officers or as members of other corporate bodies having equivalent duties of Telco and Telecom Italia shall neither participate in, nor vote or veto at meetings held by any such corporate bodies or at meetings of corporate bodies of any other company directly or indirectly controlled by Telecom Italia, at which and when there will be discussed or proposed resolutions relating to any matters concerning the activities of any such companies in the rendering of their telecommunication services in the Brazilian market;

(ii)

Telefónica shall not designate any member to the Board of Directors, Board of Officers, or any Officer or member of any other corporate bodies having equivalent duties, of companies located in Brazil directly or indirectly controlled by Telecom Italia and that provide telecommunication services in the Brazilian market, as well as to the Board of Directors, Board of Officers, or any Officer or member of any other corporate bodies having equivalent duties, of companies located in Brazil directly or indirectly controlling any such telecommunication services providers;

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

(iii)

Telefónica shall prohibit the companies directly or indirectly controlled by Telefónica which render telecommunication services in the Brazilian market from participating in any of the following relationships with companies directly or indirectly controlled by Telecom Italia which render telecommunication services in the Brazilian market, when the terms and conditions thereof differ from those contemplated in the Brazilian rules applicable to telecommunication services: (a) significant financing transactions of any kind whatsoever, either as lenders or borrowers; (b) the granting of guaranties or collaterals of any kind whatsoever; (c) the transfer of assets under terms or conditions or at prices different from market conditions and prices; (d) the transfer of strategic technological know-how; (e) the provision of telecommunication services or related services under more favorable or privileged conditions; (f) operational agreements stipulating more favorable or privileged conditions; (g) the common use of resources, whether material, human or technological; (h) the joint contracting of goods or services; (i) the execution of legal instruments designed to permit the transfer or the assignment of shares or stocks among such telecommunication services providers, or the assignment of rights of first refusal with regard to the reciprocal transfer of shares or stocks; (j) the adoption of a common trademark or marketing and advertising strategy;

(iv)

the Investors shall renew and/or continue to observe the restrictions and limitations here described upon expiration of the term (April 28, 2010) or termination of the Shareholders Agreement for any reason including in the event of merger between Olimpia and Telco with Telco as surviving entity.

(v)

Telefónica shall not exercise direct or indirect control of any company directly or indirectly controlled by Telecom Italia in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force even if Telefónica exercises the right to acquire shares of Telco, in the case of unilateral withdrawal provoked by another shareholder of Telco;

(vi)

the Investors shall instruct the members of the Boards of Directors of Telco appointed by each of them, as well as the members of the Board of Directors of Telecom Italia appointed by Telco to take such actions and make such deliberations as shall be necessary (a) to direct the preparers of the agendas for meetings of the Boards of Directors and/or the Chairmen of the respective Boards of Directors, as the case may be, of Telco, Telecom Italia, and Telecom Italia International N.V. or any other company located outside Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector, to divide the topics into separate agendas as follows: (i) one agenda for the meeting in which Telefónica’s participation, through the Board members that it designated in the respective company, is allowed, and (ii) another agenda for the meeting in which the participation of Board members designated by Telefónica in such company is not allowed and in which the topics dealt with shall necessarily pertain to matters that deal with subjects related to the activities of the companies directly or indirectly controlled by Telecom Italia in rendering telecommunication services in the Brazilian market and to directly related topics, these latter being, necessarily, connected to the main topics as regards competition strategy, such as budgets for marketing campaigns and investment plans in product development, assets (lato sensu), instruments, all that, in sum, is directed towards the development of activities related to the activities of the companies directly or indirectly controlled by Telecom Italia in the rendering of telecommunication services in the Brazilian market; and (b) to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within thirty (30) days counted from the holding of the meetings of the Boards of Directors of Telco, Telecom Italia, Telecom Italia International or any other company located outside Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector, a copy of the Agendas and of the Minutes of the meetings referred to in item (a)(ii), above (with a translation into Portuguese), for delivery by them to the Brazilian telecommunications regulator within such term of thirty (30) days and under a requirement of confidentiality;

(vii)

the restrictions and limitations imposed on Telefónica shall survive also in the event of a demerger of Telco as provided in the Shareholders Agreement, as long as applicable regulatory restrictions and limitations exist at the time of such demerger.

In compliance with the Anatel Ruling, the Brazilian Telecom Italia subsidiaries submitted to Anatel the relevant corporate instruments to implement the measures and procedures required by the Anatel Ruling to assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica on November 22, 2007, and subsequently proposed a list of additional possible measures on May 2, 2008. As a result, Telecom Italia’s Brazilian subsidiaries continue to operate independently and autonomously in the Brazilian market.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

The current Directors designated by Telefónica undertook to neither participate nor vote at the meetings where discussions will take place relating to activities of Telecom Italia and its participated companies in Brazil as well as in any market with situations similar to those existing in Brazil. Therefore, these board members will not participate in either discussions or votes in the Board of Directors (as well as in the Executive Committee), when proposals or matters regarding the activities of Telecom Italia or its subsidiaries in the Brazilian and Argentine telecommunications markets are examined.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with the Regulation for the implementation of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, and subsequent amendments and additions, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2007, or a part of that year, have held the position of director in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2006 (or at the date of appointment)		Number of shares purchased in 2007	Number of shares sold in 2007	Number of shares held at the end of 2007 (or as of the date on which individual left position, if before)
Gabriele GALATERI DI GENOLA	—	—	—		—	—	—
Franco BERNABÉ	—	—	—		—	—	—
César ALIERTA IZUEL	—	—	—		—	—	—
Paolo BARATTA	—	—	—		—	—	—
Gilberto BENETTON	Telecom Italia S.p.A.	Ordinary	1,946,250		—	—	1,946,250
	Telecom Italia S.p.A.	Savings	990,000				990,000
Stefano CAO	—	—	—		—	—	—
Renzo CAPRA	Telecom Italia S.p.A.	Ordinary	38,308		—	—	38,308
Domenico DE SOLE	—	—	—		—	—	—
Luigi FAUSTI	Telecom Italia S.p.A.	Ordinary	55,985	(1)	—	—	55,985	(1)
Jean Paul FITOUSSI	—	—	—		—	—	—
Julio LINARES LÓPEZ	—	—	—		—	—	—
Gaetano MICCICHÈ	—	—	—		—	—	—
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—	—	2,595
Gianni MION	Telecom Italia S.p.A.	Ordinary	27,000	(2)	—	—	27,000	(2)
	Telecom Italia S.p.A.	Savings	35,000	(2)	—	—	35,000	(2)
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		—	—	60,000
Cesare Giovanni VECCHIO	—	—	—		—	—	—
Luigi ZINGALES	—	—	—		—	—	—
John Robert SOTHEBY BOAS	—	—	—		—	—	—
Diana BRACCO	Telecom Italia S.p.A.	Savings	29,805		—	—	29,805
	Telecom Italia Media S.p.A.	Ordinary	594		—	—	594
Carlo Orazio BUORA	—	—	—		—	—	—
Claudio DE CONTO	Telecom Italia S.p.A.	Ordinary	3,630		—	—	3,630
	Telecom Italia Media S.p.A	Ordinary	16		—	—	16
Francesco DENOZZA	—	—	—		—	—	—
Guido FERRARINI	Telecom Italia S.p.A.	Ordinary	50,000		—	—	50,000
Luciano GOBBI	—	—	—		—	—	—
Vittorio MERLONI	—	—	—		—	—	—
Massimo MORATTI	—	—	—		—	—	—
Marco ONADO	Telecom Italia S.p.A.	Ordinary	47,000		—	—	47,000
	Telecom Italia S.p.A.	Savings	11,092		—	—	11,092
Pasquale PISTORIO	Telecom Italia S.p.A.	Ordinary	1,549,000	(3)	—	—	1,549,000	(3)
Carlo Alessandro PURI NEGRI	—	—	—		—	—	—
Guido ROSSI	Telecom Italia S.p.A.	Ordinary	185,000	(2)	—	—	185,000	(2)
Luigi ROTH	Telecom Italia S.p.A.	Ordinary	36,292	(2)	—	—	36,292	(2)
	Telecom Italia Media S.p.A	Ordinary	726	(2)	—	—	726	(2)
Riccardo RUGGIERO	—	—	—		—	—	—

(1)	Of which 50,000 Shares held indirectly.

(2)	Shares held indirectly.

(3)	Of which 660,000 Shares held indirectly.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

❖	BOARD OF AUDITORS

In accordance with the Regulation for the implementation of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2007, or a part of that year, have held the position of auditor in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2006 (or at the date of appointment)	Number of shares purchased in 2007	Number of shares sold in 2007	Number of shares held at the end of 2007 (or as of the date on which individual left position, if before)
Paolo GOLIA	Telecom Italia S.p.A.	Ordinary	1,437	—	—	1,437
Enrico Maria BIGNAMI	—	—	—	—	—	—
Salvatore SPINIELLO	—	—	—	—	—	—
Ferdinando SUPERTI FURGA	—	—	—	—	—	—
Gianfranco ZANDA	—	—	—	—	—	—

❖	EXECUTIVE OFFICERS

In accordance with the Regulation for the implementation of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2007, or a part of that year, have held the position of general manager in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2006 (or at the date of appointment)		Number of shares purchased in 2007	Number of shares sold in 2007	Number of shares held at the end of 2007 (or as of the date on which individual left position, if before)
Massimo CASTELLI	—	—	—		—	—	—
Luca LUCIANI	Telecom Italia S.p.A.	Savings	55,484		—	—	55,484
Enrico PARAZZINI	Telecom Italia S.p.A.	Ordinary	484		—	484	—
	Telecom Italia S.p.A.	Savings	27,700	(1)	—	—	27,700
Stefano PILERI	Telecom Italia S.p.A.	Ordinary	10,892		—	—	10,892

(1)	Of which 15,000 Shares held indirectly.

In accordance with the Regulation for the implementation of Legislative Decree No. 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2007, or a part of that year, have held the position of executive officers (other than the general managers) in Telecom Italia S.p.A..

Company	Class of shares	Number of shares held at the end of 2006 (or at the date of appointment)		Number of shares purchased in 2007	Number of shares sold in 2007		Number of shares held at the end of 2007 (or as of the date on which individual left position, if before)
Telecom Italia S.p.A.	Ordinary	3,292	(1)	100,000	102,286	(1)	1,006
Telecom Italia Media S.p.A	Ordinary	687		—	—		687

(1)	Of which 2,761 Shares held indirectly.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Effective from April 1, 2006, according to article 114, par. 7, of Legislative Decree No. 58/1998, as amended by Law No. 262/2005, and pursuant to ad hoc rules by CONSOB, persons performing administrative, supervisory and management functions in a listed issuer (including directors and auditors) and managers who have regular access to inside information (so called “privileged information”, in accordance with the definition of Law No. 262/2005) and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform CONSOB and the public of transactions involving the issuer’s shares (or the shares issued by the issuer’s listed subsidiaries, and unlisted shares issued by subsidiaries of the listed issuer when the book value of the holding in the subsidiary represents more than fifty per cent of the listed issuer’s assets) or other financial instruments linked to them that they have carried out directly or through nominees, for an amount equal to or above €5,000. Such disclosures must be performed within a five-trading day time limit and have also to be made when the transactions are carried out by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above.

The aforementioned requirement applies to Telecom Italia’s Directors, Auditors and Executive Officers.

* * *

As of May 5, 2008 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY

Since December 9, 2002, the Treasury has not held a direct holding in Telecom Italia. However, the Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. Such powers, the so-called “golden share,” were established in 1997 according to Law No. 474/1994, when Telecom Italia—formerly controlled by the Italian Treasury—was privatized.

On May 22, 2003, taking into account the proposed Merger, a Decree by the Minister of Economy and Finance, in agreement with the Minister for Productive Activities, maintained the power of approving the acquisition of major shareholding in the company’s voting capital (3% of Telecom Italia’s voting share capital or more) and the power of veto over resolutions to dissolve the company, approve mergers, demergers or dispositions of the business, transfer the registered office abroad, change the corporate purposes or amend and modify the special powers. On the other hand, the Treasury’s power to approve major shareholders’ agreements and the power to appoint one Director and one Statutory Auditor were relinquished.

Law No. 350/2003, adopted in December 2003, significantly modified the rules governing the special powers, of the Italian Government with respect to privatized companies stating, in particular, that the Government no longer has the power to approve or disapprove the acquisition of material interests in the share capital of such companies, but instead may object, within a ten-day period, in case of prejudice to vital State Interests and each time there is the need to protect subsequent undeniable reasons of public interest, in accordance with specific criteria set forth in an ad-hoc decree of the Government dated June 10, 2004.

As a result, on April 1, 2005 a new Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities redefined accordingly the content of the “special powers” clause in the Telecom Italia bylaws, and stated its exact wording. Therefore, as per the power entrusted to the Board of Directors by the Company’s bylaws, according to Italian Civil Code, to resolve upon revisions of the bylaws, if necessary to conform with statutory provisions, on October 5, 2005 the Telecom Board of Directors amended the relevant provision.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor atypical but fall under the ordinary business of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

For further information on related party transactions please see “Note—Related party transactions” of the Notes to the Consolidated Financial Statements included elsewere in this Annual Report.

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

For details about such disputes and litigation, please see “Note—Contingent assets and liabilities, commitments and other guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

In addition, in April 2008, the two disputes with H3G were the subject of a settlement agreement. The agreement settled H3G’s claims submitted to the Court of Milan on the alleged anti-competitive conduct of Telecom Italia against H3G, and relating to the Antitrust proceeding A/357 and to the alleged illegal practices of retention and win-back concerning the H3G mobile customers. In addition, the agreement ended a pending legal proceeding at AGCom on the SMS termination from the network of Telecom Italia to that of H3G, and settled some outstanding disputes between the same parties on commercial issues.

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

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third Quarter—from August 4 to September 30(1)	2.324	2.104	26.31	23.57
Fourth Quarter	2.439	2.113	29.92	24.75
2004:
First Quarter	2.617	2.387	33.24	29.38
Second Quarter	2.703	2.452	32.80	29.74
Third Quarter	2.569	2.343	31.84	28.71
Fourth Quarter	3.046	2.531	41.10	31.28
2005:
First Quarter	3.168	2.790	41.16	36.93
Second Quarter	2.978	2.486	38.59	30.14
Third Quarter	2.734	2.479	33.86	29.95
Fourth Quarter	2.719	2.305	32.13	26.95
2006:
First Quarter	2.614	2.257	31.87	26.89
Second Quarter	2.427	2.119	30.21	26.68
Third Quarter	2.269	2.065	29.18	25.88
Fourth Quarter	2.405	2.205	31.06	27.99
2007:
First Quarter	2.426	2.108	31.71	27.88
Second Quarter	2.430	2.031	32.53	27.01
Third Quarter	2.164	1.9	30.59	25.43
October	2.185	2.066	31.58	29.06
November	2.197	2.109	32.67	30.31
December	2.237	2.116	32.83	30.32
2008:
January	2.143	1.973	31.18	29.25
February	2.026	1.679	30.08	24.92
March	1.635	1.212	25.09	18.82
April	1.485	1.310	23.54	20.41
May (through May 5, 2008)	1.376	1.372	21.32	21.12

Source: Bloomberg and Reuters data

(1)

The official prices of Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the merger of Old Telecom Italia with and into Olivetti, which became effective on August 4, 2003. Please see “—9.2 Trading of Old Telecom Italia Ordinary Shares and Savings Shares”.

Item 9. Listing	Trading of Telecom Italia Ordinary Shares and Savings Shares

At the close of business on May 5, 2008 there were 41,673,636 Ordinary Share ADSs outstanding held by 135 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 41,657,824 Ordinary Share ADSs on behalf of beneficial holders.

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from August 4, 2003.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2003:
Third Quarter—from August 4 to September 30(1)	1.5760	1.4320	19.00	16.09
Fourth Quarter	1.6460	1.4650	20.90	17.33
2004:
First Quarter	1.862	1.634	23.54	20.78
Second Quarter	1.972	1.765	23.68	21.46
Third Quarter	1.861	1.711	23.35	21.19
Fourth Quarter	2.410	1.878	34.00	23.58
2005:
First Quarter	2.519	2.303	32.90	30.71
Second Quarter	2.540	2.052	32.51	24.64
Third Quarter	2.306	2.063	27.97	24.75
Fourth Quarter	2.301	1.938	26.94	22.32
2006:
First Quarter	2.2402	1.9046	27.12	22.70
Second Quarter	2.2092	1.9116	27.13	24.26
Third Quarter	2.0384	1.8407	26.31	23.43
Fourth Quarter	2.0434	1.8846	26.60	23.68
2007:
First Quarter	2.026	1.812	26.35	23.53
Second Quarter	1.987	1.625	26.32	21.42
Third Quarter	1.753	1.509	24.35	19.76
October	1.791	1.653	25.90	23.16
November	1.801	1.710	26.41	24.82
December	1.758	1.599	25.55	22.86
2008:
January	1.609	1.464	23.57	21.55
February	1.533	1.286	22.64	19.30
March	1.251	0.942	19.02	14.75
April	1.179	1.037	18.44	16.24
May (through May 5, 2008)	1.074	1.070	16.52	16.42

Source: Bloomberg and Reuters data

(1)

The official prices of Shares for the periods prior to August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the merger of Old Telecom Italia with and into Olivetti, which became effective on August 4, 2003. Please see “—9.2 Trading of Old Telecom Italia Ordinary Shares and Savings Shares”.

At the close of business on May 5, 2008, there were 27,847,942 Savings Share ADSs outstanding held by 18 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 27,841,642 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange. On May 5, 2008, the Noon Buying Rate for the Euro was U.S.$ 1.5491 = €1.00.

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

The S&P/MIB Index currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including Borsa Italiana (MTA) and Nuovo Mercato. In September 2004, the S&P/MIB Index substituted the MIB30 index which is calculated as an informative index. The S&P/MIB Index provides diversity over 10 economic sector by adhering to the Global Industry Classification Standard, or (“GICS”). The 10 GICS sectors that underlie the S&P/MIB Index are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the GICS methodology, therefore S&P/MIB Index reflects the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Ordinary and Savings Shares.

Effective July 1, 1998, the Italian financial markets have been regulated by the Draghi Law. With the Draghi Law, the Italian Government has introduced new rules and regulations governing some aspects of the financial sector and, in particular: (i) brokers and firms managing financial instruments; (ii) the Italian regulated Stock Exchanges; (iii) the offering to the public of financial instruments; (iv) public tender offers; (v) some aspects of corporate governance of listed companies; and (vi) insider trading. The Draghi Law contains framework provisions which have been implemented by specific regulations.

Item 9. Listing	Clearance and Settlement of Telecom Italia Shares

9.4    CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets, including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which will open an account in the name of each company in its register.

Beneficial owners of Ordinary Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Ordinary Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Ordinary Shares and Savings Shares through such accounts, but may no longer obtain physical delivery of share certificates in respect of their Ordinary Shares and Savings Shares. All new issues of Ordinary Shares and Savings Shares and all other transactions involving Ordinary Shares and Savings Shares must settle electronically in book-entry form.

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

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

10.1.1    DIFFERENCES IN TELECOM ITALIA’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

Under the NYSE’s corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, Telecom Italia must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

Article 147-ter of the Italian Consolidated Law on Finance requires Boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Self-Regulatory Code incorporates by reference the same independence criteria set forth by the Borsa Italiana Code. As of May 5, 2008, 5 out of 15 members of Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet al least once a year without management present.

In 2007, pursuant to a revision of the Company’s corporate governance mechanisms, Telecom Italia’s Self-Regulatory Code formalized the position of Lead Independent Director, which had been introduced in 2004 in accordance with international best practice. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2007 a total of four such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. From July 24, 2007 to April 14, 2008 the position was held by Mr. Domenico De Sole, who, following election of a new Board, replaced Prof. Guido Ferrarini. As of May 5, 2008, the newly appointed Board of Directors has not yet designated the Lead Independent Director. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. According to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall evaluate whether to establish among its members a Nomination committee, while an Internal Control Committee and a Remuneration Committee (both made up of non-executive directors, the majority of which are independent) are required.

Nominating/Corporate Governance Committee.    Under NYSE standards, the nominating/corporate governance committee is composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter.

Article 9 of Telecom Italia’s bylaws provides for the members of the Board of Directors to be elected using the slate system, which permits shareholders, who, alone or together, hold shares representing at least 0,5% of the share capital, to put forward slates of nominees for the appointment as directors: the system is intended to

Item 10. Additional Information	Corporate Governance

ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

On the other hand, since 2000 Telecom Italia has had an Internal Control and Corporate Governance Committee (that up to April 15, 2008 was made up of independent directors only) which, among other activities, actively participates and assists in developing and implementing the corporate governance procedures adopted by Telecom Italia. In addition, since March 2007 up to April 15, 2008, the Company’s Self-Regulatory Code entrusted the Internal Control and Corporate Governance Committee with a nomination responsibility, when it was necessary to substitute an independent director. On April 15, 2008 the Company’s Self-Regulatory Code was amended and the aforementioned responsibility was transferred to the Remuneration Committee, subsequently renamed the Nomination and Remuneration Committee)

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Remuneration Committee.    Under NYSE standards, the Remuneration Committee is composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO’s compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Until April 15, 2008, Telecom Italia had a Remuneration Committee, made up of independent directors only. In accordance with Telecom Italia’s by-laws and the Self-Regulatory Code, the remuneration of the Chairman and the Managing Director was determined by the Board, on the basis of proposals defined by the Remuneration Committee. Moreover, the Remuneration Committee provides advice regarding remuneration criteria for the Company’s senior management.

On April 15, 2008, the newly appointed Board of Directors changed the relevant internal rules. In particular, the Remuneration Committee was replaced by the Appointment and Remuneration Committee, made up of a majority of independent directors (one of them chosen from a minority slate). The Appointment and Remuneration Committee was given the same rights and powers all the attributions previously reserved to the Remuneration Committee and has been entrusted with the power of proposing candidates for the Board of Directors, in the event of replacement of an independent board member.

See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee. A Rule 303A written affirmation to this end was submitted to the NYSE on July 12, 2007. See also below under “—10.1 Corporate Governance—10.1.2 General—Board of Directors—Internal Control System” and “—10.1.2 General—Board of Directors—Board of Auditors”.

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines.

Such disclosures are included in this Form 20-F and English translations of the Telecom Italia Group’s corporate governance policies can be found on Telecom Italia’s website: www.telecomitalia.it under “Governance”.

Code of business conduct and ethics.    NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or laws and regulations.

Telecom Italia has adopted such a Code. See also below under “—10.1 Corporate Governance—10.1.2 General—Code of Ethics and Conduct”.

Item 10. Additional Information	Corporate Governance

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on July 12, 2007.

10.1.2    GENERAL

The Company’s corporate governance system is made up of a series of principles, rules and procedures drawn by applicable laws and regulations and from international best practices. The system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. The following documents are available in an English language version on the Internet at www.telecomitalia.it under “Governance”:

•	the Group Code of Ethics and Conduct;

•	the Company’s Self-Regulatory Code (now incorporating the Criteria for identifying transactions to be submitted to the Board of Directors for approval);

•	the Related Parties Procedure;

•	the Procedure for Information to Directors and Auditors;

•	the Charter of the Disclosure Committee;

•	the Group Procedure for the Appointment of External Auditors;

•	the Procedure for the management and public disclosure of inside information (the Disclosure Procedure);

•	the Charter concerning the Manager responsible for preparing the Company’s financial reports;

•	the Organizational Model 231;

•	the Meeting Regulations;

•	the Risk Management Process (CRSA—Control Risk Self Assessment);

•	the Procedure for concerns and complaints.

The above documents are updated to reflect legislative and regulatory developments and changes in international practices. In particular, the Company’s corporate Governance process have been revised to take into account the March 2006 edition of the Corporate Governance Code by Borsa Italiana.

According to new article 124-bis of the Consolidated Law on Finance, listed issuers shall annually disclose information on their adoption of—and, in case, compliance with—codes of conduct promoted by management companies of regulated markets (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations of market participants.

❖	CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct (the “Code of Ethics”) of the Telecom Italia Group is central to Telecom Italia Group’s system of corporate governance as it spells out the Company’s fundamental values and the principles considered necessary to ensure an ethically oriented conduct of business. The Code can be considered as the basis of the whole corporate governance system, since every instrument of corporate governance is based on the principles of transparency, fairness and loyalty specified in the Code. The Code specifies the principles to be respected in relations with all the main stakeholders of the Company: shareholders, financial markets, customers, local communities and employees.

The Code of Ethics was drawn up on the basis of generally accepted ethical principles and in accordance with the highest international standards, taking into account the principles of Section 406 of the Sarbanes Oxley Act.

In addition, the Company’s Self-Regulatory Code, the Related Parties Procedure and the Disclosure Procedure also deal with specific aspects of the same principles.

Item 10. Additional Information	Corporate Governance

As with all of the Company’s corporate governance codes and principles, the Code of Ethics is updated in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

❖	BOARD OF DIRECTORS

The Company’s system of corporate governance is centered around the Board of Directors. The Telecom Italia Self-Regulatory Code supplements the applicable rules concerning the tasks and functioning of the Board of Directors. All the directors are required to comply with the Self-Regulatory Code. The Self-Regulatory Code has been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market. Recently, the Code was amended in April 2008 by the newly elected Board of Directors, in order to reflect some changes concerning the Board’s Internal Committees.

Since 2005, Telecom Italia’s directors have carried out an annual Board performance evaluation.

In 2008, in view of the imminent end of its term of office and the calling of the Shareholders’ Meeting to elect a new Board, the Board did not express an opinion on its size and left the decision to the shareholders. On the other hand, a proposal was submitted to the Shareholders’ Meeting to amend the bylaws and reduce the maximum number of directors from 23 to 19. The Shareholders’ Meeting both approved this proposal and established the number of directors at 15 (previously 19).

Role and tasks

The Board of Directors plays an active role both in the strategic guidance of the Company and in the control of operations, with the power to formulate strategy and responsibility for intervening directly in decisions having the greatest impact on the activity of the Company and the Group. In particular, as specified in the Self-Regulatory Code, the tasks entrusted to the Board of Directors include:

•	examining and approving strategic, business and financial plans and the budget of the Company and the Group;

•	examining and approving strategic transactions and establishing general criteria for their identification;

•	verifying the adequacy of the organizational, administrative and accounting structure of the Company and the Group, with special reference to the internal control system;

•	preparing and adopting the Company’s corporate governance rules and drawing up the Group’s governance guidelines;

•

specifying the limits to delegated powers, the manner of exercising them and the frequency with which bodies with such powers must report to the Board of Directors on the activity performed in exercising them;

•	nominating the persons who are to hold the offices of Chairman and CEO in strategic subsidiaries;

•	assessing the overall performance of operations and periodically comparing the results achieved with those planned.

Pursuant to these principles, in November 2007 the Board of Directors adopted and published specific criteria for identifying strategic transactions to be submitted to the Board for approval (now incorporated in the Company’s Self-Regulatory Code, posted in the Governance section of the Company’s website www.telecomitalia.it). These transactions include:

•	agreements with competitors of the Group that have an impact on the Group’s strategic business choices;

•	transactions that entail the entry into (or exit from) geographical and/or product markets;

•	business investments and disinvestments exceeding €250 million; transactions that can result in commitments and/or purchase and/or sale transactions of this nature and scale;

Item 10. Additional Information	Corporate Governance

•

purchase and sale transactions referring to companies or business units that are of strategic significance in the overall framework of the business or exceed €250 million; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

purchase and sale transactions of controlling or affiliated shareholdings exceeding €250 million or (even if less) in companies carrying out activities included in the core business of the Group, and the conclusion of contracts for the exercise of rights attaching to such shareholdings; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

the taking out of loans and the granting of loans and guarantees in favour of nonsubsidiary companies for amounts exceeding € 250 million; transactions that can results in commitments and/or transactions of this nature and scale;

•	transactions referred to above to be carried out by unlisted subsidiaries of the Group, except for subsidiaries of listed subsidiaries;

•	the listing on (delisting from) European and non-European regulated markets of financial instruments issued by the Company or companies belonging to the Group;

•

the instructions to be given to listed subsidiaries (and their subsidiaries) in the performance of the Parent Company’s direction and coordination function in relation to the carrying out of transactions which meet the aforementioned criteria.

Since 2002, the Company has adopted guidelines for carrying out transactions with related parties in order to ensure both procedural and substantial fairness and transparency: to this end Telecom Italia has adopted the notion of “related party” spelled out in IAS 24, as suggested by CONSOB, the Italian authority competent to supervise financial markets. In 2006, the Board of Directors approved a specific procedure (the Related Parties Procedure) to complement the aforementioned guidelines. The procedure was intended to ensure; (i) the standardized treatment of the issue; (ii) the identification of decision-making responsibilities; and (iii) the traceability of the operational processes. In particular, the procedure provided for the existence of a relationship with Telecom Italia to be checked in advance by consulting an expert system, which used a database of related parties to Telecom Italia. The expert system provided automatic indications concerning decision-making procedures and internal information flows for reporting purposes.

These rules were revised by the Board of Directors on March 6, 2008 with the introduction of a more comprehensive set of procedures. These are currently being deployed and will lead to a diversification of the decision-making roles and responsibilities according to the type of activity in question (whether or not in the ordinary course of business) and the manner of determining terms and conditions of transactions with related parties (distinguishing between standard term conditions defined by third parties, competitive procedures, and benchmarking procedures for ascertaining their “market” comparability).

For additional information, see “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”.

In its function of monitoring and guiding the performance of operations, the Board of Directors assesses the adequacy of the organizational, administrative and accounting structure of the Company on the basis of information made available by the management and, with specific reference to the adequacy of the internal control system, in light of the results of the investigations made by the Internal Control and Corporate Governance Committee.

As the body primarily responsible for the internal control system, the Board of Directors avails itself of the above-mentioned Committee and:

•	the head of the internal audit function, which is entrusted to the consortium company Telecom Italia Audit & Compliance Services;

•

with reference to internal controls over financial reporting, the manager responsible for preparing the Company’s financial reports, which was appointed in November 2007 in the person of Enrico Parazzini, General Manager and Head of the Finance Administration and Control Function. The powers and responsibilities of this new position are specified in a special set of rules. which are posted in the Governance section of the Company’s website www.telecomitalia.it.

Item 10. Additional Information	Corporate Governance

As specified in the Self-Regulatory Code, in implementing the guidelines laid down by the Board of Directors, the Director in charge of internal controls (in 2007 the Executive Deputy Chairman, Carlo Buora, and, as from December 3, 2007, the Chairman, Gabriele Galateri di Genola) defines the methods and procedures for the configuration of the internal control system and ensures its adaptation to changes in the operational environment and the applicable laws and regulations. The executive directors, each with reference to the matters falling within the scope of his/her duties and in cooperation with the manager responsible for the preparation of the Company’s financial reports for matters for which he/she is competent, must use the methods and procedures referred to above to ensure the overall adequacy of the system and its practical effectiveness in a risk-based perspective that is also an essential component in the definition of the agenda of the Board of Directors. In this process the Group Compliance Officer performs a role of liaison and coordination among the various plans for the improvement of the Group’s internal control system and is responsible for ensuring support to the management.

The assessment of the performance of operations is based on a continuous flow of information coordinated by the Chairman of the Board of Directors and directed towards the non-executive directors and the members of the Board of Statutory Auditors. Assessments are made from time to time in the various meetings, notably, with a comparison of the results achieved with those budgeted during the examination of the financial reports.

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

In 2007 the Board of Directors met nine times. Board meetings were always well attended, with more than 95% of the directors present on average (the independent directors recorded an attendance rate of more than 96%).

Through May 5, 2008 the Board of Directors has had three meetings.

When board meetings are to be held, documentation permitting effective participation in the proceedings is normally provided well in advance. The Company has adopted an ad-hoc procedure governing the flow of information to the members of the Board of Directors and the Board of Auditors. The procedure is intended to provide the non-executive directors and the statutory auditors with the pertinent and relevant information on a continuous basis.

Appointment of Directors

As noted above, Telecom Italia’s bylaws (Article 9) provide for the Board of Directors to be elected by the Shareholders’ Meeting through a slate system, which became mandatory under the Consolidated Law on Finance and the legislation on protection of savings.

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital, can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office and made available to the public at least fifteen days before the date scheduled for the shareholders’ meeting on first call. On April 2008, the Shareholders meeting, in its extraordinary session, amended Article 9 of the Company’s bylaws to relieve shareholders of the obligation to publish slates in daily newspapers at their own expense. The manner of publicizing slates is now governed by Consob Regulation 11971/1999, which requires the Company to make the slates and the accompanying documentation available to the public without delay at its registered office, at Borsa Italiana and on its website www.telecomitalia.it. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors.

The Board of Directors is elected as follows:

•

four fifths of the directors to be elected are chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it is rounded down to the nearest whole number;

•

the remaining directors are chosen from the remaining slates. To that end, the votes obtained by the various slates are divided successively by whole numbers from one up to the number of directors to be chosen and the results (quotients) obtained are assigned to the candidates on each slate in the order

Item 10. Additional Information	Corporate Governance

specified thereon. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking. Those who have obtained the highest quotients are elected.

The shareholders’ meeting held on April 14, 2008, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (César Alierta Izuel, Tarak Ben Ammar, Franco Bernabé, Elio Catania, Jean Paul Fitoussi, Gabriele Galateri, Berardino Libonati, Julio Linares López, Gaetano Micicchè, Aldo Minucci, Gianni Mion, Renato Pagliaro); two directors (Paolo Baratta, Roland Berger) were elected from the slate proposed by the Findim Group S.A.; one director (Luigi Zingales) was elected from the slate proposed by a group of institutional shareholders. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

As for the evolution of the composition of the Board in 2007 and up to April 14, 2008, see above “Item 6- Director, Senior Management and Employees”.

Composition

As mentioned in “Item 6. Director, Senior Management and Employees”, during 2007 the composition of the Board of Director’s underwent several changes. On April 14, 2008, the shareholders’ meeting in its extraordinary session, amended Article 9 of the Company’s bylaws, to provide that the maximum number of directors be reduced to 19 (instead of 23), leaving unchanged the minimum number (7). According to the bylaws, it is up to the shareholders’ meeting to decide the exact number. Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia bylaws relating to the retirement of a director under an age limit requirement or a shareholding requirement for director’s qualification.

If during the term of the Board of Directors one or more directors cease to hold such position for any reason, the Board of Directors is allowed to appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. As a rule, the replacements finally appointed by the Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments; the Shareholders’ Meeting may establish a different term of office for them. In the event of replacement of an independent board member, the Appointment and Remuneration Committee is responsible for proposing a candidate.

Article 5 of the Company’s Self-Regulatory Code establishes a cap on the maximum number of positions that Telecom Italia directors may hold in management and control bodies of other companies. The general rule is that the position of Telecom Italia director is not compatible with directorships or auditorships in more than five companies, other than Telecom Italia subsidiaries or affiliates, when such companies:

•	are listed and included in the S&P/MIB index; and/or

•	operate prevalently in the financial sector on a public basis; and/or

•	engage in banking or insurance.

The directorship in Telecom Italia is also considered not compatible with holding more than three executive positions in companies of the types specified above. The Board of Directors may nonetheless permit exceptions to these rules, such exceptions to be made public.

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco S.p.A. (“Telco”) is Telecom Italia’s main shareholder with an interest of 24.5% in the ordinary share capital. In turn Telco is owned by Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%), companies belonging to the Generali Group (28.1%) and Telefónica S.A. (42.3%).

On the basis of information in the public domain, the shareholders of Telco signed an agreement on April 28, 2007 that, among other things, lays down the criteria pursuant to which the board of directors of Telco will approve the

Item 10. Additional Information	Corporate Governance

list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia. The criteria are set out below:

•

Telefónica, to the extent holding at least 30% of Telco’s share capital, will have the right vis-à-vis the other shareholders to designate two directors of Telecom Italia: (a) to be included as designees for appointment in the board of Telecom Italia in the list presented by Telco, and (b) to the extent feasible, with respect to the substitution of such directors;

•

the other shareholders of Telco, to the extent holding at least 50% plus one share of Telco’s share capital, will designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on a proportional basis as set out in the shareholders agreement.

The shareholders’ agreement provides for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently and specific provisions to this end are foreseen. See “Item 7. Major Shareholders and Related-Party Transactions. Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

Article 5 of the Telecom Italia Self Regulatory Code provides that two members of the Board of Directors shall satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors Article. Moreover, Article 5 incorporates by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

To qualify as independent under Borsa Italiana’s Corporate Governance Code and the Company’s Self-Regulatory Code, Telecom Italia directors should not maintain, nor have recently maintained, directly or indirectly any business relationships with the issuer or persons linked to the issuer (Group companies, executive directors or members of their families), of such a significance as to influence their autonomous judgment, and should not be in a position to influence the Company as a consequence of the shares they hold or their participation in shareholders’ agreements. Specific presumptions are listed in Borsa Italiana’s Corporate Governance Code.

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 5, out of the 15 directors, are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Telecom Italia’s Self-Regulatory Code: Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors.

As to the Board of Directors appointed by the Shareholders’ Meeting on April 16, 2007, the Board of Directors verified the independence of 9 directors (then 8, following the resignation of Diana Bracco). It was not considered necessary to repeat the assessment in 2008 since the Board of Directors’ term of office was expected to end with the Shareholders’ Meeting held on April 14, 2008.

See above “—Corporate Governance 10.1.1. Differences in Telecom Italia’s and New York Stock Exchange Corporate Governance”.

Executive Directors and Activities of the Board

The authority to grant delegated powers to directors and revoke such mandates is reserved to the Board of Directors, which also establishes their objects, limits, manner of exercise and the intervals—of not more than three months—at which persons with delegated powers must report on their activity, the general results of operations, and the transactions of greatest economic, financial or balance sheet significance concluded by the Company or its subsidiaries.

After the Shareholders’ Meeting held on April 16, 2007, which appointed the Board of Directors for one fiscal year, delegated powers were assigned. In addition to the legal representation of the Company, the Chairman, Pasquale Pistorio, was entrusted with responsibility for:

•	overseeing the process of establishing the strategic guidelines for the Company and the Group, with the assistance of the Executive Deputy Chairman and the CEO;

Item 10. Additional Information	Corporate Governance

•	submitting the strategic guidelines established in this way to the Board of Directors;

•	supervising the preparation and implementation of business plans.

In addition to legal representation of the Company, the Executive Deputy Chairman, Carlo Orazio Buora, was entrusted with responsibility for: the overall governance of the Group, including the establishment, in agreement with the Chairman, of the strategic guidelines and the preparation, in agreement with the CEO, of the business plans implementing the Company and Group strategic guidelines approved by the Board of Directors. Lastly, in addition to legal representation of the Company, the CEO, Riccardo Ruggiero, was entrusted with responsibility for: the coordination of operations and charged with the management and development of fixed and mobile telecommunications and Internet business.

Following the resignations of Pasquale Pistorio, Carlo Buora and Riccardo Ruggiero on December 3, 2007, the Board of Directors appointed Gabriele Galateri di Genola Chairman of the Board and Franco Bernabè CEO. In the same meeting the Board entrusted them with powers, as follows:

•	to the Chairman, in addition to legal representation of the Company, as provided for in the bylaws:

•

the responsibilities referred to in section 6.1 of the Company’s Self-Regulatory Code and to that end—so that the Board of Directors can exercise, including through the Board committees, the general power of guidance and control on the activity of the Company and the Group—in particular:

–	supervision of the preparation of the strategic, business and financial plans and their development and implementation;

–	supervision of the design of organizational structures;

–	supervision of the economic and financial performance;

–	responsibility for overseeing the examination of the strategic guidelines for the internal control system;

–	organizational responsibility for the coordination of the following Group Functions:

•	General Counsel and Corporate and Legal Affairs and Public Affairs;

•	Telecom Italia Audit and Compliance Services S.c.a.r.l.;

•	responsibility for disclosure to the market;

•	to the CEO, in addition to legal representation of the Company, responsibility for the overall governance of the Company and the Group. In particular:

–	responsibility for drawing up, submitting to the Board of Directors and subsequently developing and implementing the strategic, business and financial plans;

–	the definition of the organizational arrangements;

–	all the organizational responsibilities for ensuring the management and development of the business, through the coordination of the organizational aspects not entrusted to the Chairman;

–	responsibility for workers’ safety and health at the workplace and for the treatment of data in accordance with the rules on privacy.

Following the Shareholders Meeting of April 14, 2008, the newly elected Board of Directors confirmed Gabriele Galateri di Genola and Franco Bernabè as Chairman and Chief Executive Officer, respectively, with their existing powers and responsibilities.

There are no other Telecom Italia executive directors. As of April 15, 2008, Telecom Italia’s non-executive directors are: Cesar Alierta Izuel, Paolo Baratta, Tarak Ben Ammar, Roland Berger, Elio Catania, Jaen Paul Fitoussi, Julio Linares Lopez, Berardino Linbonati, Gaetano Micicchè, Aldo Minucci, Gianni Mion, Renato Pagliaro, Luigi Zingales.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. According to the Self Regulatory Code (March 2007 edition), the Board established three Committees: the Strategy Committee, the Remuneration Committee, the Internal Control and Corporate Governance Committee.

Item 10. Additional Information	Corporate Governance

The Board of Directors on April 15, 2008 amended the Company’s Corporate Governance Code with reference to the internal committees. The Strategy Committee has been replaced by an Executive Committee and the Remuneration Committee became the Nomination and Remuneration Committee.

With regard to the composition, while the Executive Committee consists of the Executive Directors (Chairman and CEO) and of non-executive directors, with the Chairman of the Committee being the Chairman of the Board of Directors, both the Internal Control and Corporate Governance Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list.

Strategy Committee (now replaced by the Executive Committee)

The Strategy Committee assisted the Board of Directors in evaluating and addressing its most significant strategic decisions.

In performing its activity, the Strategy Committee held four meetings in 2007 and closely followed the developments that led to the establishment of the strategic guidelines of the 2008-2010 Plan.

The Executive Committee was established on April, 15, 2008 to replace the Strategy Committee (which was made up of the executive directors and Paolo Baratta, Domenico De Sole, Jean-Paul Fitoussi, Renato Pagliaro). It is composed of Executive Directors (who coordinate the Committee’s activity with the management) and non-executive directors. The Committee’s Chair is entrusted to the Chairman of the Board of Directors.

The Committee’s tasks are the following:

•	to monitor the Company’s and Group’s management;

•	to approve the macro-structures of the Company’s organization, taking into account the opinion of the Company’s Executive Directors;

•	to express an opinion on the budget and on the strategic, industrial and financial plans of the Company and the Group;

•	to perform the other tasks assigned to it by the Board.

At present the Executive Committee is composed by Gabriele Galateri di Genola (Chairman of the Committee), Franco Bernabè (Chief Executive Officer of the Company), Roland Berger, Julio Linares Lopez, Gaetano Micicchè, Aldo Minucci, Gianni Mion, Renato Pagliaro. Director Linares committed not to take part to any discussion nor to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brasilian or Argentinian telecommunications markets.

Internal Control and Corporate Governance Committee

Set up in 2000, the Committee is charged with advisory functions and the formulation of proposals. In accordance with Borsa Italiana’s Code of Corporate Governance, on which the Company’s own Code is modeled, it assists the Board of Directors in the performance of its tasks in matters concerning internal control and assesses, together with the manager responsible for preparing the Company’s financial reports and the external auditor, the correctness of the application of accounting standards and their uniformity for the purpose of preparing consolidated financial statements.

In Telecom Italia the Committee also:

•	monitors compliance with the rules of corporate governance and their updating.

•

express its opinion on the proposals for appointing, removing and assigning duties to the person responsible for internal control and the manager responsible for preparing the Company’s financial reports;

•	defines the procedures and time limit for conducting the “board performance evaluation”; and

•	performs the additional tasks that may be assigned to it by the board of directors.

The Board of Directors on April 15, 2008 assigned the responsibility for proposing candidates for the Board of Directors in the event of replacement of an independent board member (previously attributed to the Internal Control and Corporate Governance Committee) to the Nomination and Remuneration Committee.

Item 10. Additional Information	Corporate Governance

With reference to the oversight of internal controls, in addition to systematically monitoring the activity of the person responsible for internal control and receiving his reports and those of the external auditor, in 2007 the Committee undertook to oversee the implementation by management of the recommendations contained at the end of the Report on corporate governance published together with the 2006 Annual report. These referred to:

•	matters concerning the former head of the Security Function, Giuliano Tavaroli;

•	network security and services provided to the judicial authorities;

•	traffic data, privacy and information on employees.

The activity involved careful oversight of compliance with the rules on privacy, later extended to include observance of antitrust and sector regulations, with a thorough analysis of the administrative proceedings and disputes with competitors in which the Company is involved. In addition, the Committee closely followed the work of maintaining and updating the so-called 231 Organizational Model.

The Committee also oversaw the evolution of the so-called 404 Project, which allowed the senior management to certify as to the effectiveness of the above-mentioned controls at December 31, 2006 in the Company’s Form 20-F for the year 2006, published in June 2007. The Committee also agreed with the solution of merging the activities to ensure compliance with Section 404 of the Sarbanes Oxley Act with the corresponding initiatives—as of the 2007 annual financial statements—to guarantee compliance with Article 154-bis of the Consolidated Law on Finance (declaration by the CEO and the manager responsible for preparing the Company’s financial reports on the adequacy and application of the administrative and accounting procedures for the preparation of the separate and consolidated annual financial statements).

As regards the monitoring of the updating of the corporate governance rules, the Committee contributed to the implementation of the procedures and processes which are described above.

In 2007 the Committee (after the renewal of the Board on April 16, 2007 composed by Paolo Baratta—Chairman, Diana Bracco—who resigned in late 2007, Domenico De Sole, Luigi Fausti and Cesare Giovanni Vecchio) met 11 times and in eight instances meetings were held jointly with the Board of Statutory Auditors. The Committee invited and interviewed managers, representatives of the external audit company and outside consultants according to the items on the agenda.

On April 15, 2008 the Board of Directors appointed the current members of the Committee: Paolo Baratta (independent taken from a minority list), Elio Catania (independent), Jean Paul Fitoussi (independent), Aldo Minucci.

Remuneration Committee (now Nomination and Remuneration Committee)

Since 2000 Telecom Italia has had a Remuneration Committee charged with putting forward proposals for the remuneration of the directors who hold particular offices and criteria for the remuneration of the Company’s senior management.

The Remuneration Committee in charge up until April 14, 2008, was composed of Directors Luigi Zingales (Chairman), Stefano Cao, Renzo Capra and Luigi Fausti; it met six times in 2007 and five times in 2008 (before the renewal of the Board of Directors).

On April 15, 2008, the Board of Directors established a Nomination and Remuneration Committee, to replace the former Remuneration Committee, adding to its former responsibilities the nomination of candidates for the Board of Directors in the event of replacement of an independent board member.

Currently the Committee is composed of directors Elio Catania (independent), Berardino Libonati and Luigi Zingales (independent, chosen from a minority slate).

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Item 10. Additional Information	Corporate Governance

Internal Control System

The internal control system is a process made up of rules, procedures and organizational structures and designed to pursue substantial and procedural correctness, transparency and accountability, values that are considered fundamental for Telecom Italia’s business dealings, as laid down in the Group Code of Ethics.

The aim of the process is to ensure that the management of the business is efficient and can be verified, that accounting and operational data are reliable, that applicable laws and regulations are complied with, and that the assets of the business are safeguarded, not least with a view to preventing fraud against the Company and financial markets.

The main rules of the Company’s internal control system concern:

•	the separation of roles in the performance of the principal activities involved in each operating process;

•	the tracking of decisions; and

•	the management of decision-making processes on the basis of objective criteria.

As the body responsible for the internal control system, the Board of Directors lays down the guidelines for the system and verifies its adequacy, efficacy and proper functioning, while making sure that the main operational, compliance, economic and financial risks are appropriately identified and managed.

In addition to the Internal Control and Corporate Governance Committee, the Board uses an entity endowed with an appropriate degree of independence and adequate means to be responsible for the internal control function, that is the consortium company Telecom Italia Audit & Compliance Services. The functions assigned to this entity are to assist in verifying the adequacy and effectiveness of the internal control system and, where weaknesses are found, to propose appropriate remedies. This solution maximizes the independence of the person responsible for internal control from the Company’s structures, which reports to the competent director (in 2007 the Executive Deputy Chairman, Carlo Buora, until his resignation and subsequently the Chairman, Gabriele Galateri di Genola), the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

In 2005 the position of Group Compliance Officer was created with a view to better coordinating the development and maintenance of the internal control system. The Group Compliance Officer performs a role of liaison and coordination among the plans for the improvement of the Group’s internal control system and is responsible for monitoring and facilitating the relationship between management and the internal control system.

As regards internal controls over financial reporting, the Company has drawn on the substantial work done in order to comply with US reporting reqirements to fulfill the new transparency requirements introduced by Article 154-bis of the Consolidated Law on Finance, which to a large extent correspond to the US requirements.

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a paradigm for the conduct of all those who act in the Company’s name and on its behalf and is designed to ensure the effective performance of business activity by forestalling situations and behaviour that are potentially harmful to the Company. Such Model comprises “principles for dealings with governmental bodies” (elaborated as a set of rules for relations with representatives of such bodies) and “internal control checklists” listing:

•	the main stages of every process;

•	the offences that may be committed in relation to individual processes; and

•	the control activities to prevent the related risks from arising.

In 2007 the 231 Organizational Model was updated and upgraded. Some revisions were made necessary by changes in the law, while others ones were deemed appropriate in the light of the results of the model’s application. In addition, through the 231 Steering Committee the Company monitored the adequacy of the internal control system with respect to new legislation and its interpretation. Monitoring of the functioning and compliance with the model is performed by a Supervisory Panel made up of a member of the Board of Statutory Auditors (Ferdinando Superti Furga, Chairman), an independent director on the Internal Control and Corporate Governance Committee (Paolo Baratta) and the head of the internal control system in the person of the Chairman of Telecom Italia Audit & Compliance Services. The Panel was appointed by the Board of Directors on May 8, 2007 (following the cessation of the earlier Panel with the termination of the previous Board’s term of office at the

Item 10. Additional Information	Corporate Governance

shareholders’ meeting held on April 16, 2007) and confirmed on April 15, 2008. The Panel reports to the Board of Directors, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

In addition, a special unit (the Compliance Support Group) has been created within Telecom Italia Audit & Compliance Services to provide operational support to the Supervisory Panels of Group companies by handling reports of violations of the organizational model and conducting compliance audits on the basis of the data received by way of the information flows that have been put in place.

❖	Board of Auditors

Tasks and role

The Board of Auditors verifies the observance of the law and the Bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform the CONSOB of any irregularity they detect in the course of their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Company adopted the Procedure for Information to Directors and Auditors.

In 2007 the Board of Auditors met 29 times, often jointly with the Internal Control and Corporate Governance Committee and with an attendance rate of 96%. In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

In addition to the tasks performed in its Audit Committee capacity, in 2007 the Board of Auditors carried out supervisory functions provided for under Italian law, verifying that the transactions of greatest significance for the Company’s profitability, financial position and assets and liabilities conformed with the law, the bylaws and the principles of correct management; checking that transactions with related parties complied with the self-regulatory principles and procedures adopted by the Company and that they were in its interest; and checking compliance with the principles of correct administration and the adequacy of the organizational structure. The Board of Auditors also monitored the adequacy of the internal control system and that of the administrative and accounting system and the latter’s reliability in correctly representing transactions. Lastly, the Board of Auditors monitored the independence of the external auditor, verifying both its compliance with the applicable provisions of law and the nature and amount of non-audit services provided to Telecom Italia and its subsidiaries by Reconta Ernst & Young and entities belonging to the latter’s international network.

Appointment

The Extraordinary Shareholders Meeting on April 14 2008 adopted some amendments to Article 17 of Telecom Italia’s Bylaws concerning the Board of Auditors.

Presently Telecom Italia’s Board of Auditors is composed of five regular auditors, and two alternate auditors. Pursuant to new Article 17 of Telecom Italia’s Bylaws the number of alternate auditors will increase from two to four (of whom two are to be chosen from the Majority Slate and two from the Minority Slates), effective as from next renewal of the Board. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and two alternate auditor are drawn from the so called “majority slate” (that is a slate that obtained the majority of the votes cast by the shareholders), two regular auditors and two alternate auditors are taken from the other slates, so called “minority slates”.

The increase of the alternate auditors from two to four is aimed at facilitating compliance with the principle of the necessary representation in the Board of the minorities according to the mechanics descriibed in the bylaws (i.e. with the shareholders’ meeting “confirming” the alternate chosen from the Minority Slates to replace the member of the Board of Auditors chosen from the same slates).

Item 10. Additional Information	Corporate Governance

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

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of April 13, 2006, on the basis of two slates presented respectively by Olimpia (Telecom Italia’s largest shareholder at the time) and by minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianfranco Zanda were elected from the “majority slate”, while Paolo Golia and Stefano Meroi were elected from the “minority slate”. Paolo Golia was also appointed as Chairman of the Board. Following the resignation of one of the two minority members, Stefano Meroi, on October 20, 2006, the alternate director elected from the minority slate, Enrico Maria Bignami, took the office until the shareholders’ meeting of April 16, 2007, which formally appointed him. The same meeting appointed a new alternate auditor, in the person of Luigi Gaspari, who was designated by the same shareholders who had submitted the slate from which Stefano Meroi and Enrico Maria Bignami were elected.

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

In view of its responsibilities under Italian law and the obligations deriving from US law, the Board of Auditors adopted a complaints procedure for receiving, retaining and treating the “reports” it receives. Such reports can be of the following kinds:

•	statements of violations submitted by shareholders concerning matters deemed to be improper;

•	complaints by any person, thus including non-shareholders, concerning alleged irregularities, improper facts or, more generally, any problem or issue deemed to merit investigation by the control body;

•	complaints specifically regarding accounting, internal accounting controls, or auditing matters;

Item 10. Additional Information	Corporate Governance

•	confidential, possibly anonymous submissions of “concerns” by employees of the Company or the Group regarding questionable accounting or auditing matters.

A short description of how such reports are to be submitted to the Board of Auditors/Audit Committee is available on the Company’s website under “Governance”.

❖	Shareholders’ Meetings

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

The Extraordinary Shareholders Meeting on April 14 2008 eliminated paragraph 18.1 of the Company’s Bylaws that was incompatible with the new Article 154-ter of the Consolidated Law on Finance, which makes it compulsory for issuers to approve their annual financial statements and publish their annual report within 120 days of the close of their fiscal year.

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

Item 10. Additional Information	Corporate Governance

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

Ordinary Shareholders may also vote by mail. The “vote by mail” cannot be cast by proxy. The system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) shareholders wishing to vote by mail (to be duly entitled to vote through timely communication to the issuer, as described above) must send the company a special form (so called ballot) made available for such purpose by the issuer, which has to comply with specific CONSOB requirements; (c) votes cast by mail must be delivered to the company at least 48 hours prior to the Shareholders’ Meeting; and, finally, (d) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting.

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

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings, which was amended by the shareholders’ Meeting of April 16, 2007. The current version of the Rules is posted on the Company’s website under “Governance”.

Meetings of Savings Shareholders

Although holders of Savings Shares are not entitled to vote in meetings of holders of Ordinary Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

Item 10. Additional Information	Corporate Governance

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

❖	DISCLOSURE

Transparent relations with the financial markets, and the provision of accurate disclosure are paramount for Telecom Italia Group.

A specific procedure (posted on the Company’s website under “Governance”) covers the handling—including the public disclosure—of inside information concerning Telecom Italia, its unlisted subsidiaries and listed financial instruments, and is addressed to all the members of the governing bodies, employees and outside consultants of Group companies who have potential access to inside information. It also applies as an instruction to all subsidiaries for the purpose of promptly obtaining the necessary information for timely and correct compliance with public disclosure requirements. The procedure also governs the register of persons with access to inside information, which has been operational since April 1, 2006.

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

Item 10. Additional Information	Corporate Governance

•

to monitor the application of procedures and controls for the collection, analysis and retention of data and information for publication and filing, verify their adequacy and effectiveness and propose corrective measures where appropriate; and

•	to supervise the structure and updating of the Company’s website as regards its institutional contents.

The operating rules of the Disclosure Committee are posted on the Company’s website under “Governance”. The Committee is focused on validating, monitoring and checking the effectiveness of the procedures and controls used for gathering, analyzing, retaining and processing the data and information to be transmitted to Directors and Statutory Auditors on the one hand and to be disclosed to the market on the other.

With reference to the preparation of the Annual Report, the “Procedure for the Preparation of the Telecom Italia 2007 Annual Report (Form 20-F)” provides for a specific mechanism of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than €10,000. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to believe that there are irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,000 in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,000 to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax returns is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €10,000 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

Recent amendments

The shareholders’ meeting held on April 14, 2008 approved a series of amendments to the By-laws, aimed at ensuring its alignment with applicable regulations, and allowing corporate bodies to further boost their effectiveness:

•

the amendment of article 9 of the By-laws (Board of Directors) has reduced the maximum number of Board members from 23 to 19; included emphasis on compliance with statutory and regulatory provisions during proceedings preceding the shareholders’ meeting called for the appointment of the Company’s directors and officers; and brought corporate procedures for the appointment of the Board of Auditors in line with the CONSOB requirements, resulting in the simplification of the procedures for the publication of the slates of candidates (with the elimination of the requirement of publication in newspapers at the shareholders’ expense);

•

the amendment of article 17 of the By-laws (Board of Auditors) did not change the number of serving auditors (5, including 2 appointed from the lists submitted by minority shareholders), but has increased from 2 to 4, the number of alternates, so as to allow for 2 alternates to be drawn from the so-called Majority List and 2 from the so-called Minority List, with the related adjustments in the election and replacement procedures;

•

under the amendment of article 18 of the By-laws (General Shareholders’ Meetings), the Shareholders’ Meeting for the approval of the financial statements cannot be scheduled any longer within 180 days following the end of the financial year, since this provision was in conflict with the new imperative statutory deadlines which require the annual financial statements to be published within 120 days following the end of the financial year.

For a description of the new set of rules, please See “—10.1 Corporate Governance”.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 14, 2008, the subscribed and fully paid-up capital stock was equal to €10,673,803,169.15 divided into 13,380,794,192 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of €0.55.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of €624,936,779.50 (at April 14, 2008 €125,745,083.75), by means of the issue of up to a maximum of 1,136,248,690 (at April 14, 2008 228,627,425) Ordinary Shares with a par value of € 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertible notes with redemption premium” (now “Telecom Italia 1.5% 2001-2010 convertible notes with redemption premium”) convertible bonds, on the basis of 0.471553 Ordinary Shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of € 183,386,986.75 (at April 14, 2008 €28,339,687.20), by means of the issue of up to a maximum of 333,430,885 (at April 14, 2008 51,526,704) Ordinary Shares with a par value of €0.55 each, divided into the following outstanding divisible tranches:

•

a tranche of up to a maximum of € 21,422,652.90 (at April 14, 2008 € 9,258,939.80) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at April 14, 2008 16,834,436) shares with a par value of € 0.55 each, to be subscribed for at a total price of € 9.203 per option held (i.e. at a price of € 2.788052 for each newly-issued share)

•

a tranche of up to a maximum of € 50,268,799.90 (at April 14, 2008 € 19,080,747.40) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at April 14, 2008 34,692,268) shares with a par value of € 0.55 each, to be subscribed for at a total price for the different options of respectively € 9.665 and € 7.952 per option held (i.e. at a price for the different options of respectively € 2.928015 and € 2.409061 for each newly-issued share)

The Shareholders’ meeting held on April 7, 2005 resolved to increase the share capital by up to a maximum of €38,655,832.60 (at April 14, 2008 €26,430,929.80), by means of the issue of up to a maximum of 70,283,332 (at April 14, 2008 48,056,236) Ordinary Shares with a par value of €0.55 each, divided into the following outstanding divisible tranches:

•

a tranche of up to a maximum of € 11,705,656.05 (at April 14, 2008 € 9,060,442.05) for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 (at April 14, 2008 16,473,531) Telecom Italia ordinary shares with a par value of € 0.55 each, to be subscribed for at a total price of € 6.42 per option held (i.e. at a price of € 3.710983 for each newly-issued share);

•

a tranche of up to a maximum of € 22,150,920 (at April 14, 2008 € 15,766,355.00) for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 (at April 14, 2008 28,666,100) Telecom Italia ordinary shares with a par value of € 0.55 each, to be subscribed for at a total price of € 5.67 per option held (i.e. at a price of € 3.277457 for each newly-issued share);

•

a tranche of up to a maximum of € 3,192,173.05 (at April 14, 2008 € 1,604,132.75) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at April 14, 2008 2,916,605) shares with a par value of € 0.55 each, to be subscribed for at a total price of € 5.07 per option held (i.e. at a price of € 2.930636 for each newly-issued share).

Telecom Italia’s Extraordinary Shareholders’ Meeting of May 6, 2004 resolved that for five years starting from May 6, 2004 the Board of Directors may increase the share capital in one or more tranches by up to a maximum total amount of €880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 Ordinary Shares, all or part of which:

(i)	to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

Item 10. Additional Information	Description of Capital Stock

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

Telecom Italia Extraordinary Shareholders’ Meeting of May 6, 2004 also resolved that the Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of €880,000,000. Up until now, the aforementioned power have not been exercised.

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

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net income in the amount up to 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is higher by 2% of its the par value than the dividend per Ordinary Shares.

Item 10. Additional Information	Description of Capital Stock

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

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolutions taken by an extraordinary Shareholders’ Meeting with the affirmative vote of holders of more than 50% of the Ordinary Shares outstanding. This majority is required at the first, second and third call. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and it is confirmed in the proper independent auditors’ report.

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

Purchase of Ordinary Shares or Savings Shares by the Company

The Company may purchase its own Ordinary Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The par value of the Ordinary Shares or Savings Shares purchased by the Company, including the Ordinary Shares or Savings Shares, if any, held by the Company’s subsidiaries, may not exceed 10% of the Company’s share capital. The Company may purchase its own Ordinary Shares or Savings Shares:

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

•	by granting shareholders, in relation to the shares they hold, a put option to be exercised within a period established by the shareholders’ meeting authorizing the share purchase programme.

Item 10. Additional Information	Description of Capital Stock

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

As of April 14, 2008, Telecom Italia owns 1,272,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 0.94% of capital with voting rights.

The Shareholders’ Meeting of April 16, 2007 authorized, for an 18-month period, the purchase, on one or more occasions and at any time, of up to a maximum of 25,000,000 Ordinary Shares, servicing a plan for the award of free Telecom Italia S.p.A. Ordinary Shares aimed at members of the top management of the Group, to be selected by the Board of Directors. According to the resolution the purchase price must lie between a minimum and a maximum corresponding to the weighted average of the official prices of Ordinary Shares recorded by Borsa Italiana on the ten trading days prior to the date of the purchase, respectively decreased and increased by 10%. The purchases must be made on regulated markets and according to the procedures allowed by the statutory and regulatory provisions in force.

The Shareholders’ Meeting of April 14, 2008 authorized, for an 18-month period, the purchase, on one or more occasions and at any time, of up to a maximum of 11,400,000 Ordinary Shares to service the stock option plan reserved to the Company’s executive directors (Chairman, Gabriele Galateri di Genola and Chief Executive Officer, Franco Bernabé). The consideration for the purchases must be between a minimum and a maximum corresponding to the weighted average of the official prices of the ordinary shares recorded by Borsa Italiana S.p.A. in the last ten days of trading before the purchase date, respectively decreased and increased by 10%. The purchases must be made on regulated markets and according to the procedures allowed by the statutory and regulatory provisions in force.

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

Item 10. Additional Information	Description of Capital Stock

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

Distributions on Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefore at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs:

•	Cash. Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or authorized portion thereof (“Cash”), on an averaged, if possible, or other practicable

Item 10. Additional Information	Description Of American Depositary Receipts

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

•

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

•

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

•

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

10.6.1    ITALIAN TAXATION

The following is a summary of certain Italian tax consequences of the purchase, ownership and disposition of Shares, Savings Shares or ADSs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADSs. For purposes of Italian law and the Italian-U.S. Income Tax Convention (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be.

Income Tax

Dividends paid to holders of Savings Shares and applicable ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

Dividends paid to holders of Shares and applicable ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 27% withholding tax.

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

Non-resident holders of Shares and ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident owners of Shares and ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner qualifies for the benefits of the Treaty, is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend.

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADSs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

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

The Depositary’s instructions, which will be sent to all ADS holders before the dividend payment date, will specify certain deadlines for delivering to the Depositary of any documentation required to obtain the reduced rate provided by the Treaty, including the certification that the eligible ADS holders must obtain from the U.S. Internal Revenue Service. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the eligible ADS holders should deliver the required documentation directly to the Depositary.

If the holder of Shares or ADSs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian 27% substitute tax, applied at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is due upon the transfer of shares and securities under Italian laws, starting from December 31, 2007. Before that date, no transfer tax was due upon the transfer of Telecom Italia Shares or ADSs through Telematico or any other regulated financial market. Transfers of Telecom Italia Shares or ADSs which occurred outside a regulated financial market were exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer took place were all non-residents of Italy and the relevant Telecom Italia Shares or ADSs were not deposited at an Italian intermediary. Other types of transfers of shares listed on Telematico or any other regulated financial market which occurred outside a regulated financial market were also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer taxes applied were (i) banks, Italian securities dealing firms (“SIMs”) or exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax was due at the following rates:

•

€0.072 per €51.65 (or any fraction) of the price at which the Telecom Italia Shares or ADSs were transferred when the transfer was made directly between the parties or through an intermediary that was not a bank, SIM or broker; and

•

€0.0258 per €51.65 (or any fraction) of the price at which the Telecom Italia Shares or ADSs were transferred when the transfer was made either (i) between a bank, SIM or broker and a private party or (ii) between private parties through a bank, SIM or broker.

The mere change of a depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred Telecom Italia Shares did not trigger the Italian transfer tax.

In general, with respect to U.S. holders, the transfer tax was not applicable on transfers of Telecom Italia Shares or ADSs through regulated financial markets. However, Deposits and withdrawals of Telecom Italia Shares in return for ADSs by non-Italian residents were not subject to the transfer tax.

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

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADSs) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is Telecom Italia’s case) in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is Telecom Italia’s case). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned requirements to be qualified as a “qualified shareholding”.

Item 10. Additional Information	Taxation

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period.

Pursuant to the Treaty, a U.S. resident will not be subject to Italian CGT on a sale of qualified shareholdings unless the Telecom Italia Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Telecom Italia Shares or ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty provisions have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

Pursuant to Law Decree No. 262 of October 3, 2006, converted—with amendments—into Law No. 286 of November 24, 2006, effective from November 29, 2006, and Law No. 296 December 27, 2006, the transfers of any valuable asset (including Shares, Savings Shares and ADSs) as a result of death or donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

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

10.6.2    UNITED STATES FEDERAL INCOME TAXATION

The following summary describes the material U.S. federal income tax consequences of the ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by ADRs evidenced by ADSs, that are generally applicable to the U.S. holders described herein who own Telecom Italia Shares or ADSs as capital assets for U.S. federal income tax purposes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, you are U.S. holder if you are a beneficial owner of Telecom Italia Shares or ADSs who is for U.S. federal income tax purposes:

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

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with U.S. holders of ADSs claiming, foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non corporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes by ADS holders and the availability of the reduced tax rate on dividends received by certain non corporate U.S. holders, both discussed below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	partnerships and other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	certain financial institutions;

•

persons who own Telecom Italia Shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Telecom Italia Shares or ADSs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of the Company’s voting stock; or

•	persons who acquire Telecom Italia Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

Please consult your tax advisor with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADSs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. For U.S. federal income tax purposes, holders of ADSs evidencing ADSs will generally be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion assumes that the Company was not a passive foreign investment company for 2007 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations that may vary depending on a U.S. holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury under current law, dividends paid to certain non corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Non corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate.

You will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary in the case of U.S. holders of

Item 10. Additional Information	Taxation

ADSs, or by the U.S. holder in the case of U.S. holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Taxation of capital gains

You will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Telecom Italia Shares or ADSs, which will be long-term capital gain or loss if the Telecom Italia Shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between the amount realized and your adjusted basis in the Telecom Italia Shares or ADSs. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2007. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. holder.

Information Reporting and Backup Withholding

You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADSs or Telecom Italia Shares unless you:

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

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

With regard to the quantitative and qualitative disclosures about market risks, starting from this Annual Report, we have changed our disclosure alternative from a tabular presentation to a sensitivity analysis disclosure. The reason of the change is to avoid the application of two different disclosure methods following the introduction of IFRS 7 (Financial Instrument: Disclosures) and the consequent implementation by Telecom Italia of sensitivity analysis as a market risk disclosure.

Please see the “Note—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere herein, which provides:

•	the objectives and the policies for the management of the financial risks of Telecom Italia Group, and

•	the sensitivity analysis of the market risks we are exposed to.

The above mentioned Note should be read in conjunction with the “Note—Accounting Policies”, “Note—Financial Instruments” and “Note—Information on Other Financial Instruments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, which provide other information relating to financial instruments.

Item 12. Description Of Securities Other Than Equity Securities

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13. Defaults, Dividend Arrearages And Delinquencies

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modification to the Rights Of Security Holders And Use Of Proceeds

Item 14.     MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. Controls And Procedures	15.1 Disclosure Controls And Procedures 15.2 Management’s Annual Report On Internal Control Over Financial Reporting

Item 15.    CONTROLS AND PROCEDURES

15.1    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Financial Disclosure Support Group (made up of managers from the Finance Administration and Control, the Human Resources, the Information Technology Governance and the legal departments, together with representatives of the Compliance Division of Telecom Italia Audit and Compliance Services), according to the Company’s 404 Process guidelines (revised in order to meet also the reporting requirements set forth by new article 154-bis of the Italian Legislative Decree 58/1998. The aforementioned Italian rule provides for a special report by the CEO and the CFO of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

15.2    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures for the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Reconta, Ernst & Young S.p.A., the registered public accounting firm that audited the financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2007. The attestation report on internal control over financial reporting appears below.

Item 15. Controls And Procedures

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecom Italia S.p.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Telecom Italia S.p.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2007 of Telecom Italia S.p.A. and its subsidiaries and our report dated March 26, 2008 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 26, 2008

Item 15. Controls And Procedures	15.3 Changes in Internal Control Over Financial Reporting

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

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted a new Code of Ethics and Conduct which applies to the Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy. The Code of Ethics and Conduct is available on Telecom Italia’s website at www.telecomitalia.it. “Item 10. Additional Information—10.1 Corporate Governance—10.1.1 Differences Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “—10.1 Corporate Governance—10.1.2 General—Code of Ethics and Conduct”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as Telecom Italia’s primary independent auditors since the year ended December 31, 2001.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2007 and 2006.

	For the fiscal year ended December 31,
Type of Fees	2007	2006
	(thousands of Euro)
Audit Fees(1)	13,290	11,381
Audit-related Fees(2)	892	795

Total	14,182	12,176

(1)

Audit fees consisted of fees billed for professional services in connection with Telecom Italia’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, agreed upon procedures required under regulations in Italy and abroad for certain transactions (such as merger and acquisitions) and technical Accounting Consultations.

(2)	Audit-related fees consisted of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

Audit Committee’s Pre-Approval Policies and Procedures

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, the Board of Auditors makes a recommendation to the Shareholders’ Meeting which appoints the external auditors and determines their compensation. According to the Italian law, the Shareholders’ Meeting held on April 16, 2007, resolved to extend the appointment of Reconta Ernst & Young S.p.A. as Telecom Italia’s primary independent auditors for the three year period 2007-2009 (after a first appointment for the years 2001, 2002 and 2003 and a second appointment for the years 2004, 2005 and 2006) to audit the annual financial statements of Telecom Italia S.p.A., the consolidated annual financial statements of the Telecom Italia Group and the half-yearly reports for the fiscal years 2007, 2008 and 2009.

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

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and control agencies (such as, for example, those connected with so-called “regulatory accounting”).

8.	Audit of statements required by national or supranational administrations (such as, for example the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-audit Services:

1.	“Audits” in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called “audit rights”);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

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

The pre-approved services listed above are in all cases subject to scrutiny by the Director with delegated powers for internal controls who may (by his own initiative or on request by the Committee for Internal Control and Corporate Governance or by the Board of Auditors) request supplementary documentation to verify the independent status of the auditor and take appropriate action if necessary.

Services that are not included in one of the categories listed above require specific pre-approval of the Director with delegated powers for internal controls and the Board of Auditors. An approval may not be granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases of Equity Securities

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1 Corporate Governance—10.1.2 General—Board of Directors—Board of Auditors—Audit Committee”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2007, to December 31, 2007, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

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

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

(e) Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A. (Top 2008 Plan).

8.1 List of Subsidiaries.(7)

12(a) Certification by the Chief Executive Officer of Telecom Italia S.p.A.

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

12(b) Certification by the Head of Finance, Administration and Control of Telecom Italia S.p.A.

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(7)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/s/ FRANCO BERNABÈ
Name:	Franco Bernabè
Title:	Chief Executive Officer

Dated May 8, 2008

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 26, 2008

Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006— ASSETS

		As of December 31,
	Note	2007	2006
		(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	44,420	43,739
Intangible assets with a finite useful life	6	6,985	6,740

		51,405	50,479

Tangible assets
Property, plant and equipment owned	7	15,484	15,690
Assets held under finance leases	7	1,450	1,525

		16,934	17,215

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	484	488
Other investments	8	57	776
Securities, financial receivables and other non-current financial assets	8	695	691
Miscellaneous receivables and other non-current assets	8	866	871
Deferred tax assets	9	247	912

		2,349	3,738

TOTAL NON-CURRENT ASSETS (A)		70,688	71,432

CURRENT ASSETS
Inventories	10	308	291
Trade and miscellaneous receivables and other current assets	11	9,088	8,748
Current income tax receivables	12	101	287
Securities	13	390	812
Financial receivables and other current financial assets	14	377	433
Cash and cash equivalents	15	6,473	7,219

Current assets sub-total		16,737	17,790

Discontinued operations/Non-current assets held for sale
—of a financial nature		—	—
—of a non-financial nature		—	235

	16	—	235

TOTAL CURRENT ASSETS (B)		16,737	18,025

TOTAL ASSETS (A+B)		87,425	89,457

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006— EQUITY AND LIABILITIES

		As of December 31,
	Note	2007	2006
		(millions of Euro)
EQUITY
Share capital issued		10,674	10,674
Less: treasury shares		(69)	(69)

Share capital		10,605	10,605
Paid-in capital		1,689	1,689
Other reserves and retained earnings (accumulated losses) including profit for the year		13,628	13,724

Equity attributable to equity holders of the Parent		25,922	26,018
Equity attributable to Minority Interest		1,063	1,080

TOTAL EQUITY (A)	17	26,985	27,098

NON-CURRENT LIABILITIES
Non-current financial liabilities	18	37,051	40,803
Employee benefits	19	1,151	1,262
Deferred tax liabilities	9	586	194
Provisions	20	903	775
Miscellaneous payables and other non-current liabilities	21	1,587	1,857

TOTAL NON-CURRENT LIABILITIES (B)		41,278	44,891

CURRENT LIABILITIES
Current financial liabilities	18	6,585	5,653
Trade and miscellaneous payables and other current liabilities	22	12,380	11,596
Current income tax payables	23	197	219

Current liabilities sub-total		19,162	17,468

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
—of a financial nature		—	—
—of a non-financial nature		—	—

	16	—	—

TOTAL CURRENT LIABILITIES (C)		19,162	17,468

TOTAL LIABILITIES (D=B+C)		60,440	62,359

TOTAL EQUITY AND LIABILITIES (A+D)		87,425	89,457

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Income Statements

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

		Year ended December 31,
	Note	2007	2006	2005
		(millions of Euro)
Revenues	28	31,290	31,275	29,919
Other income	29	413	606	678

Total operating revenues and other income		31,703	31,881	30,597

Acquisition of goods and services	30	(14,545)	(14,191)	(12,937)
Employee benefits expenses	31	(3,884)	(3,801)	(4,142)
Other operating expenses	32	(2,245)	(1,543)	(1,468)
Changes in inventories	10	11	8	(4)
Internally generated assets	33	577	496	471
Depreciation and amortization	34	(5,811)	(5,487)	(5,232)
Gains (losses) on disposals of non-current assets	35	5	95	242
Impairment reversals (losses) on non-current assets	36	(47)	(21)	(28)

Operating profit		5,764	7,437	7,499

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	86	51	23
Finance income	37	3,345	3,041	3,144
Finance expenses	38	(5,094)	(5,014)	(5,131)

Profit before tax from continuing operations		4,101	5,515	5,535
Income tax expense	39	(1,682)	(2,519)	(2,395)

Profit from continuing operations		2,419	2,996	3,140
Profit (loss) from Discontinued operations/Non-current assets held for sale	16	36	7	550

Profit for the year		2,455	3,003	3,690
Of which:
• Profit attributable to equity holders of the Parent		2,448	3,014	3,216
• Profit (loss) attributable to Minority Interest		7	(11)	474

		Year ended December 31,
		2007	2006	2005
		(Euro)
Basic and Diluted Earnings Per Share (EPS)(*)	40
—Ordinary Share		0.12	0.15	0.17
—Savings Share		0.13	0.16	0.18

Of which:
—From continuing operations
— Ordinary Share		0.12	0.15	0.14
—Savings Share		0.13	0.16	0.15
—From Discontinued operations/Non-current assets held for sale
—Ordinary Share		—	—	0.03
—Savings Share		—	—	0.03

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Equity attributable to equity holders of the Parent
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses) including profit for the year	Total	Equity attributable to Minority Interest	Total equity
	(millions of Euro)
Balance at December 31, 2004 in accordance with Italian GAAP	8,865	120	—	6,187	15,172	4,689	19,861
Adoption of IFRS	(56)	(55)	(50)	1,237	1,076	(139)	937

Balance at December 31, 2004 in accordance with IFRS	8,809	65	(50)	7,424	16,248	4,550	20,798

Changes in equity in 2005:
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	57	57	—	57
• Gains or losses transferred to the income statement	—	—	—	(11)	(11)	—	(11)
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(122)	(122)	—	(122)
• Gains or losses transferred to the income statement	—	—	—	75	75	—	75
Exchange differences on translating foreign operations	—	—	848	—	848	357	1,205
Tax on items taken directly to or transferred from equity	—	—	—	(1)	(1)	—	(1)

Net income (loss) recognized directly in equity	—	—	848	(2)	846	357	1,203

Profit for the year	—	—	—	3,216	3,216	474	3,690

Total recognized income and expense for the year	—	—	848	3,214	4,062	831	4,893

• Dividends approved	—	—	—	(1,912)	(1,912)	(430)	(2,342)
• Conversion of bonds	488	1,640	—	(315)	1,813	—	1,813
• Exercise of stock options	6	23	—	—	29	—	29
• Cash tender offer and other purchases of shares	—	—	—	—	—	(2,124)	(2,124)
• Telecom Italia/TIM Merger	1,309	4,768	—	(64)	6,013	(1,102)	4,911
• Transfer of Tin.it from Telecom Italia Media to Telecom Italia	—	—	—	(364)	(364)	364	—
• Cash tender offer on Telecom Italia Media shares	—	—	—	—	—	(134)	(134)
• Reorganization of Mobile business segment in Brazil	—	—	—	(14)	(14)	40	26
• Reimbursement of Entel capital	—	—	—	—	—	(160)	(160)
• Changes in the scope of consolidation	—	—	(5)	—	(5)	(577)	(582)
• Telecom Italia shares held by Telecom Italia Finance	(13)	—	—	—	(13)	—	(13)
• Other changes	—	(31)	—	(164)	(195)	65	(130)

Balance at December 31, 2005	10,599	6,465	793	7,805	25,662	1,323	26,985

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Equity attributable to equity holders of the Parent
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses) including profit for the year	Total	Equity attributable to Minority Interest	Total equity
	(millions of Euro)
Balance at December 31, 2005	10,599	6,465	793	7,805	25,662	1,323	26,985
Application of Legislative Decree No. 38/2005	—	(4,796)	—	4,796	—	—	—

Balance at December 31, 2005	10,599	1,669	793	12,601	25,662	1,323	26,985

Changes in equity in 2006:
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	68	68	—	68
• Gains or losses transferred to the income statement	—	—	—	—	—	—	—
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(48)	(48)	—	(48)
• Gains or losses transferred to the income statement	—	—	—	290	290	—	290
Exchange differences on translating foreign operations	—	—	(119)	—	(119)	(44)	(163)
Tax on items taken directly to or transferred from equity	—	—	—	(83)	(83)	—	(83)

Net income (loss) recognized directly in equity	—	—	(119)	227	108	(44)	64

Profit for the year	—	—	—	3,014	3,014	(11)	3,003

Total recognized income and expense for the year	—	—	(119)	3,241	3,122	(55)	3,067

• Dividends approved	—	—	—	(2,766)	(2,766)	(236)	(3,002)
• Conversion of bonds	6	20	—	(4)	22	—	22
• Exercise of stock options	—	—	—	—	—	2	2
• Reorganization of Mobile business segment in Brazil	—	—	—	(59)	(59)	59	—
• Changes in the scope of consolidation	—	—	12	—	12	(15)	(3)
• Other changes	—	—	—	25	25	2	27

Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Equity attributable to equity holders of the Parent					Equity attributable to Minority Interest	Total equity
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses) including profit for the year	Total
	(millions of Euro)
Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

Changes in equity in 2007:
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	(57)	(57)	—	(57)
• Gains or losses transferred to the income statement	—	—	—	(138)	(138)	—	(138)
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(114)	(114)	—	(114)
• Gains or losses transferred to the income statement	—	—	—	468	468	—	468
Exchange differences on translating foreign operations	—	—	203	—	203	54	257
Tax on items taken directly to or transferred from equity	—	—	—	(85)	(85)	—	(85)

Net income (loss) recognized directly in equity	—	—	203	74	277	54	331

Profit for the year	—	—	—	2,448	2,448	7	2,455

Total recognized income and expense for the year	—	—	203	2,522	2,725	61	2,786

• Dividends approved	—	—	—	(2,766)	(2,766)	(74)	(2,840)
• Conversion of bonds	—	—	—	2	2	—	2
• Exchange differences transferred to the income statement on disposals of investments	—	—	(55)	—	(55)	—	(55)
• Changes in the scope of consolidation	—	—	—	—	—	(2)	(2)
• Other changes	—	—	—	(2)	(2)	(2)	(4)

Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

		Year ended December 31,
	Note	2007	2006	2005
		(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		2,419	2,996	3,140
Adjustments for:
Depreciation and amortization		5,811	5,487	5,232
Impairment losses (reversals) on non-current assets (including investments)		(31)	1	3
Net change in deferred tax assets and liabilities		930	1,843	1,347
Losses (gains) realized on disposals of non-current assets (including investments)		(467)	(317)	(327)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(86)	(51)	(23)
Change in employee benefits		(216)	(114)	255
Change in inventories		(17)	—	(5)
Change in trade receivables and net receivables on construction contracts		101	(461)	329
Change in trade payables		748	(10)	184
Net change in miscellaneous receivables/payables and other assets/liabilities		(502)	(180)	(357)

CASH FLOWS FROM OPERATING ACTIVITIES (A)		8,690	9,194	9,778

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	6	(2,357)	(2,187)	(1,785)
Purchase of tangible assets on an accrual basis	7	(3,163)	(2,927)	(3,388)

Total purchase of intangible and tangible assets on an accrual basis		(5,520)	(5,114)	(5,173)
Change in amounts due to fixed asset suppliers		269	10	158

Total purchase of intangible and tangible assets on a cash basis		(5,251)	(5,104)	(5,015)
Acquisitions of subsidiaries and businesses, net of cash acquired	3, 5	(636)	—	(390)
Acquisition of other investments	3, 5, 8	(1)	(206)	(14,544)
Change in financial receivables and other financial assets		475	(264)	(474)
Proceeds from sale of subsidiaries, net of cash disposed of		4	345	2,052
Proceeds from sale/repayments of intangible, tangible and other non-current assets		1,163	1,038	950

CASH FLOWS USED IN INVESTING ACTIVITIES (B)		(4,246)	(4,191)	(17,421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		202	(204)	(1,053)
Proceeds from non-current financial liabilities (including current portion)		2,625	5,222	15,357
Repayments of non-current financial liabilities (including current portion)		(5,220)	(9,995)	(3,151)
Proceeds from equity instruments		—	2	102
Share capital proceeds/repayments		—	—	(160)
Dividends paid		(2,831)	(2,997)	(2,328)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(5,224)	(7,972)	8,767

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	16	—	(13)	26

AGGREGATE CASH FLOWS (E=A+B+C+D)		(780)	(2,982)	1,150

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		6,960	9,958	8,667

Net foreign exchange differences on net cash and cash equivalents (G)		24	(16)	141

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		6,204	6,960	9,958

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes paid	(501)	(566)	(708)

Interest paid	(3,569)	(3,108)	(2,796)

Interest income received	1,477	1,156	1,067

Dividends received	59	63	61

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	7,219	10,323	8,746
• Bank overdrafts repayable on demand—from continuing operations	(259)	(383)	(248)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	37	210
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	(19)	(41)

	6,960	9,958	8,667

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	6,473	7,219	10,323
• Bank overdrafts repayable on demand—from continuing operations	(269)	(259)	(383)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	—	37
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	(19)

	6,204	6,960	9,958

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed in millions of euro which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in “Note—Accounting policies”.

The consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with International Financial Reporting Standards issued by IASB—International Accounting Standards Board—(“IFRS”). IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

For comparison purposes and pursuant to IAS 1 (Presentation of financial statements), comparative data relating to the balance sheet as of December 31, 2006 and the income statement, cash flow statement and statement of changes in equity for the years ended December 31, 2006 and 2005, are also presented.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

The Group did not elect the early adoption of any IFRS in 2007, 2006 and 2005.

The consolidated financial statements for the year ended December 31, 2007 were authorized for issuance by resolution of the Board of Directors on March 6, 2008.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with IAS 1. In particular:

•

the consolidated balance sheets have been prepared by classifying assets and liabilities according to “current and non-current” criterion and separately indicating on two lines “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” as required by IFRS 5 (Non-current assets held for sale and discontinued operations);

•

the consolidated income statements have been prepared by classifying the operating expenses by nature of expense, since this form of presentation is considered more appropriate and representative of the specific business of the Group, and conforms to internal reporting and is in line with the industrial sector of reference. Moreover, results from continuing operations are shown separately from the “Profit (loss) from Discontinued operations/Non-current assets held for sale” as required by IFRS 5;

•

the consolidated cash flow statements have been prepared by presenting financial flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Cash flow statements), and separately showing financial flows from “Discontinued operations/Non-current assets held for sale”, as required by IFRS 5.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

SEGMENT INFORMATION

Starting from the first quarter of 2007, segment information has been modified to reflect the Group’s organizational structure in effect from January 22, 2007. The new structure aims to ensure greater operational flexibility and facilitate convergence of the various areas of business (fixed communications, mobile communications, broadband internet and media content). The segments presented are as follows:

•	Domestic;

•	European BroadBand;

•	Brazil Mobile;

•	Media;

•	Olivetti;

•	Other operations.

In particular:

•	the “Domestic” Business Unit includes fixed and mobile telecommunications of Telecom Italia S.p.A and the Telecom Italia Sparkle group as well as the relative support activities;

•	the “European BroadBand” Business Unit comprises Broadband services in France, Germany and the Netherlands;

•	the “Brazil Mobile”, “Media” and “Olivetti” Business Units have remained substantially unchanged compared to prior years;

•

the “Other operations” include the financial companies, the foreign activities that are not included in the other Business Units and other minor companies not strictly related to the core business of the Telecom Italia Group.

In order to allow comparability of the data presented, the 2005 and 2006 segment information have been restated to conform to the 2007 presentation.

SEASONAL FACTORS AFFECTING REVENUES

•	Domestic

The trend of revenues from basic subscription charges and traffic relating to fixed telecommunications was not significantly affected by seasonal factors in the comparison between 2005, 2006 and 2007.

Marketing campaigns did not affect revenues from mobile voice traffic, but do marginally affect revenues from Valued-Added Services (VAS). Nevertheless, seasonal phenomena relating to changes in the number of holidays during the months or periods in the reporting calendar influence mobile revenues.

Brazil Mobile

The trend of revenues relating to the Brazil Mobile business was only marginally affected by seasonal factors connected with marketing campaigns but were influenced by seasonal effects relating to changes in the number of holidays during the months or periods in the reporting calendar.

SCOPE OF CONSOLIDATION

Changes in the scope of consolidation at December 31, 2007 compared to December 31, 2006, excluding Discontinued operations/Non-current assets held for sale (analyzed later in the notes) are listed below:

(a)	inclusions in the scope of consolidation:

–

AOL Service Germany GmbH, AOL Erste Beteiligungsgesellschaft GmbH, AOL Zweite Beteiligungsgesellschaft GmbH and AOL Deutschland GmbH & Co KG were acquired at the end of February 2007, consolidated from March 1, 2007 and merged in HanseNet Telekommunikation GmbH in June 2007;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

–	InterNLnet B.V. was acquired in July 2007;

–	MDS S.r.l. (Milano Design Studio S.r.l.) was formed in December 2007;

–	Shared Service Center S.r.l. following the acquisition of the remaining 50% stake in November 2007;

(b)	exclusions from the scope of consolidation:

–	Domus Academy S.p.A. (sold in June 2007);

–	Liberty Surf Communications Ltd (liquidated and cancelled from the Register of Companies in August 2007);

–	Olivetti Systems Technology Corporation (liquidated and cancelled from the Register of Companies in March 2007);

–	O&B Costruzioni Generali S.r.l. (liquidated and cancelled from the Register of Companies in November 2007);

–	Olivetti Chile S.A. (liquidated and cancelled from the Register of Companies in July 2007); Olivetti Tecnost Nederland B.V. (liquidated and cancelled from the Register of Companies in February 2007);

–	OMS Holding B.V. (liquidated and cancelled from the Register of Companies in May 2007);

–	Trainet S.p.A. (liquidated and cancelled from the Register of Companies in December 2007);

(c)	mergers:

–	the acquired AOL entities in Germany were merged in HanseNet Telekommunikation GmbH (effective June 2007);

–	Consorzio Mael merged in Olivetti S.p.A. (effective August 2007);

–	HMC S.p.A. and HMC Pubblicità S.p.A. merged in Telecom Italia Media S.p.A. (effective July 2007);

–	Mediterranean Nautilus S.A. merged in Telecom Italia Sparkle Luxembourg S.A. (ex-Latin American Nautilus S.A. – effective February 2007);

–	Progetto Italia S.p.A. merged in Telecom Italia S.p.A. (effective October 2007).

Changes in the scope of consolidation at December 31, 2006 compared to December 31 2005, excluding Discontinued operations/Non-current assets held for sale (analyzed later in the notes) are listed below:

(a)	inclusions in the scope of consolidation:

–	AdValso S.p.A. (set up in November 2006);

(b)	exclusions from the scope of consolidation:

–	Blah! Inc (winding-up closed in October 2006);

–	Edotel S.p.A. (winding-up closed in December 2006); Consorzio Energia (winding-up closed in May 2006); Consorzio Formazione Area Mediterranea (reclassified to investments in associates);

–	Emax Trade S.r.l. (winding-up closed in November 2006); Eustema S.p.A. (sold in April 2006);

–	Liberty Telecom B.V. (winding-up closed in December 2006); Olivetti International (Service) S.A. (winding-up closed in April 2006);

–	Olivetti Tecnost H.K. Ltd (winding-up closed in October 2006);

–	Olivetti Tecnost Portugal S.A. (winding-up closed in May 2006);

–	Telecom Italia Learning Services S.p.A. (sold in July 2006);

–	Ruf Gestion S.a.S. (sold in March 2006);

–	Telecom Media International Italy-Canada Inc. (winding-up closed in November 2006);

–	Wirelab S.p.A. (partial sale of investment);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(c)	mergers:

–	Blah!- Sociedade Anonima de Serviços e Comercio and CRC–Centro de Relacionamento com Clientes merged in the parent Tim Celular S.A. (effective March 2006);

–	La7 Televisioni S.p.A. merged in the parent Telecom Italia Media S.p.A. (effective January 2006);

–	Nuova Tin.it S.r.l. merged in the parent Telecom Italia S.p.A (effective October 2006);

–	Tim Italia S.p.A. merged in the parent Telecom Italia S.p.A. (effective March 2006); Tim Nordeste Telecomunicaçoes S.A. merged in Maxitel S.A.- renamed Tim Nordeste S.A.- (effective June 2006);

–	Tim Sul S.A. merged in Tim Celular S.A. (effective June 2006).

At December 31, 2007 and 2006, subsidiaries, associates and joint ventures of Telecom Italia can be analyzed as follows:

	As of December 31, 2007
	Italy	Abroad	Total
Companies:
– subsidiaries consolidated line-by-line	38	80	118
– joint ventures accounted for using the equity method	2	1	3
– associates accounted for using the equity method	20	8	28

Total companies	60	89	149

	As of December 31, 2006
	Italy	Abroad	Total
Companies:
– subsidiaries consolidated line-by-line	43	85	128
– joint ventures accounted for using the equity method	1	1	2
– associates accounted for using the equity method	26	7	33

Total companies	70	93	163

For further details, see the Note “List of companies of the Telecom Italia Group”.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

As required by IFRS, balance sheet and income statement data relating to Discontinued operations/Non-current assets held for sale have been classified in two separate lines on the balance sheet in “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” and in the income statement in “Profit (loss) from discontinued operations/Non-current assets held for sale”.

In particular:

•	the income statement for 2007 includes income and expenses relating to operations discontinued in prior years;

•

the income statement for 2006 includes the result of Digitel Venezuela up to the date of disposal (May 2006), the effects of the disposal and the provision charge relating to disposals in 2006 and 2005;

•

the income statement for 2005 includes the results of Digitel Venezuela (sold in May 2006), the Entel Chile group (sold in March 2005), Tim Hellas (sold at the beginning of June 2005), the Finsiel group (sold at the end of June 2005), Tim Perù (sold in August 2005) and Gruppo Buffetti (sold in January 2006);

•	the balance sheet at December 31, 2006 includes the investments held in Solpart Participações S.A. and Brasil Telecom Participações S.A. which were disposed of in 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority interest in the equity and in the profit for the year is disclosed separately under appropriate captions, respectively, in the consolidated balance sheet and in the consolidated income statement.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date; any resulting positive difference is treated as goodwill and recognized in intangible assets, as described below, whereas any resulting negative difference is recognized in the income statement.

All intragroup balances and transactions, and any gains and losses arising from intragroup transactions are eliminated on consolidation.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the balance sheet date (the current method). Income and expenses are translated at the average exchange rate for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The average exchange rates for the year are used to translate the cash flows of foreign consolidated subsidiaries included in the consolidated cash flow statement.

For subsidiaries, associates and joint-ventures which adopt inflation accounting to eliminate distorting effects on the result for the year, the income statement has been translated at the year-end exchange rates, as required by IAS 29 (Financial reporting in hyperinflationary economies), instead of at the average rates for the year.

In the context of IFRS first-time adoption, the cumulative exchange differences arising from the consolidation of foreign subsidiaries outside the eurozone was set at nil, as allowed by IFRS 1 (First-time adoption of International Financial Reporting Standards); therefore, only accumulated exchange differences generated and recorded after January 1, 2004 are included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

If losses attributable to minority interest in a consolidated subsidiary exceed the minority interest in the subsidiary’s equity, the excess, and any further losses attributable to the minority interest, are allocated against the equity interest attributable to the equity holders of the Parent except to the extent that the minority shareholders have a binding obligation, and are able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the equity holders of the Parent until the minority interest share of losses previously absorbed by the equity holders of the Parent has been recovered.

In the consolidated financial statements investments in associates and joint-ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in associates) and IAS 31 (Interests in joint-ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint-ventures accounted for using the equity method from the date that significant influence commences until the date such

Consolidated Financial Statements	Notes To Consolidated Financial Statements

influence ceases. When the Group’s share of losses of an associate or a joint-venture, if any, exceeds the carrying amount of the investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has an obligation to cover such losses.

Gains and losses arising from transactions with associates or joint-ventures are eliminated to the extent of the Group’s interest in those entities.

In relation to transactions involving interests in companies already controlled, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors), the Group has applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled:    on acquisition, the Group pays the minority interest in cash or by new shares and, at the same time, eliminates the relative share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the corresponding portion of assets acquired and liabilities assumed. In the case of sales, the difference between the proceeds from the disposal of shares and the corresponding carrying amount in the consolidated financial statements is recognized in the income statement (Parent entity extension method);

•

intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership:    the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The minority interest which does not directly take part in the transaction is adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

INTANGIBLE ASSETS

Goodwill

In the case of the acquisition of a controlling interest in an enterprise, the identifiable assets, liabilities and contingent liabilities acquired (including minority interest) are recorded at fair value at the date of acquisition.

The excess of the cost of acquisition over the Group’s interest in the fair value of those assets and liabilities acquired is recognized as goodwill and classified in the balance sheet as an intangible asset with an indefinite useful life. The excess of fair value over cost (“negative goodwill”) is recognized in the income statement at the date of acquisition.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses.

In accordance with IAS 36 (Impairment of assets), goodwill is tested for impairment annually, or more frequently, if specific events or changes in circumstances indicate that it may be impaired. However, impairment losses of goodwill are not reversed when the underlying assumptions no longer exist. For additional details, please refer to the accounting policy Impairment of assets—Goodwill, reported below.

When a previously acquired enterprise, or part thereof, is sold, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only if all the following conditions are met: the project is technically feasible and the Group intends to complete the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

asset and make it available for internal use or sale; the ability of the Group to use or sell the asset; the existence of a market for the products or services provided by the asset or the ability to use the asset internally; the availability of adequate technical and financial resources to complete the development and to sell or use the products and services provided by the asset; and the ability of the Group to measure reliably the expenditures attributable to the asset during the development phase.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically from the start of production over the estimated product or service life.

Other assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets in accordance with IAS 38 (Intangible assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives.

Intangible assets with finite useful life are also tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

The amortization rates are reviewed yearly and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

For a small portion of bundled offerings of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (1 or 2 years).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS—PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition, construction or production of the asset) are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the year in which the obligation arises in the balance sheet under provisions at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

Land, including land pertaining to buildings, is not depreciated.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The depreciation rates are reviewed yearly and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

The minimum and maximum depreciation rates used in 2007, 2006 and 2005 are the following:

Depreciation rates
Buildings (civil and industrial)	3%-7%
Plant and equipment	3%-33%
Manufacturing and distribution equipment	12%-25%
Ships	9%
Other	11%-33%

TANGIBLE ASSETS—ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the balance sheet in financial liabilities.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the shorter of the lease term and the remaining useful life of the asset.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

IMPAIRMENT OF ASSETS

Goodwill

Goodwill is tested for impairment at least once a year to assess the recoverable amount of the asset.

The test is generally conducted in conjunction with the planning process of the Group, near the end of every year. Therefore, the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

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

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit, or group of cash-generating units, to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the end amount of the cash-

Consolidated Financial Statements	Notes To Consolidated Financial Statements

generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

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

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to minority interest.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units), is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated and the corporate assets.

When the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated, as set forth in IAS 36 (Impairment of assets).

Intangible and tangible assets with a finite useful life

During the year, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

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

Impairment losses are recognized in the income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the income statement.

FINANCIAL INSTRUMENTS

In the context of IFRS first-time adoption, the Group elected to adopt IAS 32 (Financial instruments: presentation) and IAS 39 (Financial instruments: recognition and measurement) at January 1, 2004 instead of applying the standards from the year beginning January 1, 2005. Furthermore, as allowed by IFRS 1, the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” has been carried out at January 1, 2004 instead of at the date of initial recognition.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if, by decision of the directors, they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition investments are classified in the following categories:

•	available-for-sale financial assets, as non-current or current assets;

•	financial assets at fair value through profit or loss, as current assets held for trading.

Investments classified as “available-for-sale financial assets” are measured at fair value or at cost in the case of unlisted companies whose fair value cannot be determined reliably, adjusted by any impairment losses, as required by IAS 39 (Financial instruments: recognition and measurement). Changes in the value of these investments measured at fair value are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired at which time the equity reserve is reversed to the income statement.

Impairment losses recognized on investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of investments “at fair value through profit or loss” are recognized directly in the income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost (which generally coincides with fair value), including transaction costs. Subsequently, they are measured at amortized cost.

Amortized cost represents the initial cost net of repayments of principal already received, adjusted (up or down) on the basis of the amortization of any differences between the initial amount and the amount at maturity using the effective interest method, less any writedown for impairment or uncollectibility, if any.

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

The increase/decrease in the value of securities other than investments classified as available-for-sale is directly recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired; at that time, accumulated gains and losses are reversed to the income statement for the year.

Receivables and loans

Receivables and loans classified both as non-current and current assets are initially recognized at fair value and subsequently measured at amortized cost.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Receivables with maturities of more than one year which bear no interest or interest rates significantly lower than market rates are discounted using market rates.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash includes cash on hand and valuables.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

Assessments are made regularly as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement for the year.

Financial liabilities

Financial liabilities include financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and are subsequently measured at amortized cost. The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already made, adjusted (up or down) on the basis of the amortization of any differences between the initial amount and the amount at maturity using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the nominal amount of the financial instrument, is classified in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivative financial instruments

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)	at the inception of the hedge, the hedging relationship is formally designated and documented;

b)	the hedge is expected to be highly effective;

c)	its effectiveness can be reliably measured;

d)	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge—Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction affects the income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the income statement.

SALES OF RECEIVABLES

On the expiry date of the existing securitization program in June 2006 Telecom Italia entered into contracts for the sale of certain receivables under factoring arrangements in accordance with Law 52/1991. These sales are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties and thus meet IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Other receivables are sold by the Telecom Italia Group under factoring agreements which, in the majority of cases, meet IFRS requirements for asset derecognition.

RECEIVABLES ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the stage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the income statement when they become known.

INVENTORIES

Inventories of raw materials, purchased products, semifinished goods, work in progress and finished goods are measured at the lower of purchase or production cost, or estimated realizable value, cost being determined on a weighted average basis. The valuation of inventories includes the direct costs of materials and labor and indirect production costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and estimated realizable value.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Discontinued operations/Non-current assets held for sale include lines of business and assets (or groups of assets) sold or to be disposed of, whose carrying amount was or will be recovered principally through a sale transaction rather than through continuing use. Non-current assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

In accordance with IFRS, Discontinued operations are presented in the financial statements as follows:

•	in two lines on the balance sheet: Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale;

•	in one line on the income statement: Profit (loss) from Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

EMPLOYEE BENEFITS

Provision for employee severance indemnities

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the balance sheet (Provision for employee severance indemnities) is determined by actuarial calculations using the Projected Unit Credit Method. As allowed by IFRS 1 and IAS 19, in the context of IFRS first-time adoption and for subsequent years, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the income statement as they arise.

The increase in the present value of the severance indemnity liability is charged to the income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans”, whereas the amounts recorded in the Provision for employee severance indemnities, retain the nature of “Defined benefit plans”.

These legislative changes led to a change in the actuarial assumptions and the calculations used for the computation of employee severance indemnities and the related effects have been directly recognized in the income statement.

Equity compensation plans

Share option plans granted starting from January 1, 2005 are recognized in accordance with IFRS 2 (Share-based payment).

The Group elected to apply the exemptions provided by IFRS 1, paragraph 25B, and thus did not apply IFRS 2 to share option plans granted before November 7, 2002, where the terms and conditions of such plans had not changed.

For the valuation of share option plans, the Telecom Italia Group uses the binomial “Cox-Ross-Rubenstein (CRR)” model. This model calculates the possible values which the underlying shares can assume over the life of the option.

The companies of the Group provide additional benefits to certain managers and employees through equity compensation plans (share options). In accordance with IFRS 2, employee share options are measured at fair value at the grant date using models that take account of circumstances applicable at the grant date (option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain period of time and/or upon attainment of certain performance conditions (vesting period), the total value of the share options is allocated pro-rata over the vesting period and recorded in equity under “Other equity instruments”, with a contra-entry to the income statement in “Employee benefits expenses”.

At the end of each year, the previously determined fair value of each option is not adjusted or updated, but maintained at its original value. However, at that date, the Group revises its estimates of the number of options that will vest at expiry based on the number of employees who will have exercise rights. The impact of the change in estimate is deducted from or added to “Other equity instruments” with a contra-entry to the income statement in “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

When the option expires, the amount recorded in “Other equity instruments” is reclassified as follows: the portion relating to exercised options is reclassified to “Paid-in capital” and the portion relating to non-exercised options is reclassified under “Other reserves and retained earnings (accumulated losses), including profit for the year”.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

Changes in estimates are reflected in the income statement in the year in which the changes occur.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the income statement.

REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the balance sheet.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone equipment and other) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (goods and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the delivery of mobile handsets and service contracts, the Group recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on

Consolidated Financial Statements	Notes To Consolidated Financial Statements

the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized using the stage of completion method.

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the income statement in the year in which they are incurred.

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties). The relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the income statement except to the extent that they relate to items directly charged or credited to equity; in which case the related tax is recognized in the relevant equity reserves. The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings. Taxes, other than income taxes, are included either in Other operating expenses or in Finance expenses, depending on the case.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the conversion of bonds and the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements and related disclosures in conformity with IFRS require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates and judgments are used to arrive at the recoverable amount of non-current assets (including goodwill), revenues, bad debt allowances, obsolete and slow-moving inventories, depreciation and amortization, employee benefits, taxes, restructuring provisions and other accruals and provisions. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the income statement.

In the absence of a Standard or an Interpretation that specifically applies to a transaction, management uses its judgment as to which accounting methods to adopt in order to disclose relevant and reliable information so that the financial statements:

•	represent faithfully the financial position, financial performance and cash flows of the Group;

•	reflect the economic substance of transactions;

•	are neutral;

•	are prudent;

•	are complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ADOPTED BY THE GROUP AS FROM JANUARY 1, 2007

As required by IAS 8 (Accounting policies, changes in accounting estimates and errors), paragraph 28, IFRS in force from January 1, 2007 are herewith reported and briefly summarized.

IFRS 7—Financial instruments: disclosures

This Standard supersedes IAS 30 (Disclosures in financial statements of banks and other financial institutions) and incorporates the section on Disclosures contained in IAS 32 (Financial instruments: presentation and disclosures) with amendments and additions; consequently, the title of IAS 32 has changed to “Financial instruments: presentation”.

Amendments to IAS 1—Presentation of Financial Statements—Capital disclosures

Such amendments provide that an entity presents disclosures which allow users of the financial statements to assess its objectives, policies and processes for managing capital.

IFRIC 8—Scope of IFRS 2

IFRIC 8 clarifies that IFRS 2 (Share-based payment) applies to contracts where the identifiable consideration received appears to be less than the fair value of the equity instruments granted stating that in such cases this typically indicates that additional consideration has been or will be received.

The application of this Interpretation did not have any effect on the consolidated financial statements.

IFRIC 9—Reassessment of embedded derivatives

This Interpretation concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract; in which case a reassessment on the separation of the embedded derivative is required.

The application of this Interpretation did not have any effect on the consolidated financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IFRIC 10 – Interim financial reporting and impairment

This interpretation addresses the interaction between the requirements of IAS 34 (Interim financial reporting) and the recognition of impairment losses on goodwill under IAS 36 and certain financial assets and the effect in subsequent interim financial statements and in the annual financial statements.

IFRIC 10 clarifies the accounting treatment to be adopted in the annual financial statements or in subsequent interim financial statements for impairment losses of such assets recognized in a previous interim period if at the end of the period the conditions which previously gave rise to the recognition of an impairment loss no longer exist.

The application of this Interpretation did not have any effect on the consolidated financial statements.

NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

As required by IAS 8 (Accounting policies, changes in accounting estimates and errors), paragraph 30, IFRS in force from January 1, 2008 or subsequently, are herewith reported and briefly summarized.

IFRIC 11 (IFRS 2 — Group and Treasury Share Transactions)

First of all, this interpretation clarifies that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments shall be accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

IFRIC 11 is effective commencing January 1, 2008. The Group expects that the application of this Interpretation will not have a material impact on the consolidated financial statements.

IFRS 8 (Operating Segments)

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. The reportable segments are operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and to assess its performance.

Generally, financial information is to be reported on the basis that is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

IFRS 8 will come into force for annual financial statements for periods beginning on or after January 1, 2009 and supersedes IAS 14 (Segment reporting). Prior years’ segment information presented as comparative information in the year of transition must be restated to conform to IFRS 8 requirements, unless the necessary information is unavailable and the cost to develop it would be excessive.

IFRIC 12 (Service Concession Arrangements)

Such interpretation, issued by IFRIC in November 2006, draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, for instance, an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, for instance, no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangement may exist within a single contract: to the extent that the government has given an unconditional guarantee of payment for the construction of the public sector asset, the operator has a financial asset; to the extent that the operator has to rely on the public using the service in order to obtain payment, the operator has an intangible asset.

IFRIC 12 is effective from January 1, 2008. Changes in accounting policies are accounted for retrospectively in accordance with IAS 8, unless it is impracticable.

This interpretation is not expected to have a material impact on the consolidated financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IAS 23 (Borrowing Costs) amendment

Such amendment of IAS 23 was issued by IASB in March 2007 and removes the option of immediately recognizing borrowing costs as an expense in the period incurred, rather than capitalizing them. Therefore, borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale are required to be capitalized as part of the cost of that asset.

The revised IAS 23 does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale.

IAS 23 amended will be effective from January 1, 2009. In the first adoption period, the new treatment will apply to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after the effective date.

The Group is evaluating if the application of this Interpretation will result in material effects on the consolidated financial statements.

IFRIC 13 (Customer Loyalty Programmes)

Such interpretation, issued by IFRIC in June 2007, explains how the entities should account for those Customer Loyalty Programmes that offer customers incentives to buy their goods or services. IFRIC concluded that IAS 18 paragraph 13 was the appropriate approach:

•

award credits granted to a customer as a result of a sales transaction are a separately identifiable element of the transaction itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the consideration allocated to the award credits is measured with reference to their fair value. The entity recognizes the consideration allocated to award credits as revenue when award credits are redeemed and the entity (or a third party) fulfils its obligations to supply awards.

IFRIC 13 will be effective from January 1, 2009 and the change in accounting policies will be accounted for retrospectively in accordance with IAS 8.

The Group is evaluating if the application of this Interpretation will result in material effects on the consolidated financial statements.

IFRIC 14 (IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

Such interpretation, issued by IFRIC in July 2007, provides general guidance on how to assess the limit provided by IAS 19 on the amount of the net assets of a defined benefit plan that can be recognized in the balance sheet. It also gives some indications about the accounting impacts arising when a statutory or contractual minimum funding requirement exists.

IFRIC 14 is effective from January 1, 2008. An entity shall apply this Interpretation from the beginning of the first period presented in the first financial statements to which the Interpretation applies. An entity shall recognize any initial adjustment arising from the application of this Interpretation in retained earnings at the beginning of that period.

The Group expects that the application of this Interpretation will not result in material effects on the consolidated financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IAS 1 (Presentation of Financial Statements) amendment

On September 6, 2007, the IASB issued a revised IAS 1 (Presentation of Financial Statements). The main changes from the previous version are to require that an entity must:

•	present all non-owner changes in equity (that is, “Comprehensive income”), either:

–

in one Statement of Comprehensive Income, which includes revenues, income, costs and charges recognized directly in the Income Statement, and the Profit (loss) of the period, as well as the detail of income and costs recognized directly in equity (these latter forming the “Other comprehensive income”); or

–	in two statements:

•	a Separate Income Statement, which includes revenues, income, costs and charges recognized directly in the income statement, and the Profit (loss) of the period; and

•	a Statement of Comprehensive Income, which includes the Profit (loss) of the period, as well as the income and costs recognized directly in equity (“Other Comprehensive Income”).

Components of comprehensive income may not be presented in the Statement of Changes in Equity;

•

present the Balance Sheet as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement;

•	disclose in the notes:

–	income tax relating to each component of Other comprehensive income;

–	reclassification adjustments relating to components of Other Comprehensive Income.

Furthermore, IAS 1 changes the titles of financial statements as they will be used in IFRS:

•	“Balance Sheet” will become “Statement of Financial Position”;

•	“Income Statement” will become “Statement of Comprehensive Income”;

•	“Cash Flow Statement” will become “Statement of Cash Flows”.

IAS 1 amended will be effective for annual periods beginning on or after January 1, 2009 and the change in accounting policies will be accounted for retrospectively, in accordance with IAS 8.

IFRS 2 (Share-based Payment—Vesting Conditions and Cancellations)

In January 2008, IASB published the revised standard IFRS 2 Share-based payment which is effective for financial years beginning on or after January 1, 2009. The Standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

Telecom Italia is currently analyzing the effects of the new standard on the consolidated financial statements.

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

In January 2008, IASB published the revised standards IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements which are effective for financial years beginning on January 1, 2010. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R requires that a change in a parent’s ownership interest in a subsidiary that do not result in loss of control be accounted for as an equity transaction, clarifies the accounting treatment in the event of the loss of control in a subsidiary and requires that an investors’ losses share in a non-controlling interest be allocated to the non-controlling interest even if this results in a deficit. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions, disposals and transactions with minority interest.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Amendments to IAS 32 and IAS 1 (Puttable Financial Instruments)

Amendments to IAS 32 and IAS 1 were issued by IASB in February 2008 and will be effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity.

Telecom Italia is currently analyzing the effects of these amendments on the consolidated financial statements.

NOTE 3—BUSINESS COMBINATIONS AND TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

BUSINESS COMBINATIONS

YEAR 2007

Acquisition of AOL Germany

On February 28, 2007, the Telecom Italia Group finalized the transaction to acquire the AOL internet activities in Germany (broadband and narrowband) from the Time Warner AOL group. The consideration paid amounted to € 669 million, including €6 million of incidental charges.

The businesses acquired were merged with HanseNet Telekommunication GmbH following approval by the German authorities on June 22, 2007. HanseNet Telekommunication GmbH has been operating on the German broadband market with the “Alice” brand since 2003.

The following table presents the analysis of the effect of accounting for the purchase of the investment in those companies which, for this purpose, has been considered as a single group as of the date of acquisition.

The difference between the price paid (€669 million) and the net assets acquired (negative for € 3 million, excluding €70 million of goodwill in the financial statements of the companies acquired), equal to €672 million, has been allocated as follows:

€ 582 million	to goodwill
€ 130 million	to intangible assets with a finite useful life (of which customer relationships total €115 million and audience agreements €15 million)
€ -40 million	to deferred tax liabilities

€ 672 million

The fair value of the customer relationships was based on an income method. The main parameters used to determine this value are:

•	the residual life of the customer relationship, which is estimated to be half the reciprocal of the churn rate;

•	the net margin per customer, obtained by deducting from gross margin the fixed assets costs which contribute to the generation of earnings.

The value of the customer relationships acquired is the present value of the net margin per customer (after tax effect), projected over the residual life of the customer relationship, multiplied by the number of customers acquired.

At the same time the internet access business was purchased, the Telecom Italia Group signed a 5-year commercial partnership with the Time Warner / AOL group which, involving the creation of a dedicated portal under a joint brand, managed by AOL, will represent the home page for Telecom Italia’s entire customer base in Germany.

The agreement includes a revenue-sharing mechanism based on the number of visits to the portal and the use of the services offered on it (audience agreement contract). The value of the contract with AOL was calculated by discounting the estimated operating cash flows (after tax effect) over the contract applying a discount rate of 9.0%.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The customer relationships will be amortized over 5.4 years while the audience agreements will be amortized over 5 years (the amortization charge for 2007 is equal to €20 million).

The effect on the net financial position is €666 million (€669 million for the consideration paid net of €3 million of cash and cash equivalents acquired).

AOL Group—Data at February 28, 2007

		Fair value	Carrying Values
		(millions of Euro)
Goodwill		582	70
Other non-current assets		154	24
Total current assets		14	14

Total assets	(A)	750	108

Deferred tax liabilities		40	—
Total current liabilities		41	41

Total liabilities	(B)	81	41

Net assets acquired	(A-B)	(*)669	67

(*) of which:
Cost of the investment		663
Incidental charges (taxes, legal fees and other expenses)		6

Total acquisition cost		669

Acquisition of InterNLnet B.V.

On July 18, 2007, BBned finalized the acquisition of a 100% stake in InterNLnet B.V. The price, set at an amount equal to €3.8 million (Enterprise Value) in addition to the net cash position at the closing date, was €5.5 million. The acquisition was carried out to help reposition BBned’s retail activities by acquiring greater expertise in the optical fiber services segment.

The difference between the total price paid and the net assets acquired of €4 million was allocated to intangible assets with a finite useful life for € 1 million and goodwill for €3 million.

Acquisition of Shared Service Center limited liability company

Following the dissolution of the partnership with Pirelli in the consortium company Shared Service Center (“SSC”), on October 1, 2007, SSC contributed the employees and assets dedicated to the information services activities of the Pirelli group and subsequently sold the shares to the Pirelli group. This began the process to transform the consortium company into a limited liability company (S.r.l.). Subsequently Telecom Italia S.p.A. acquired the 50% stake in SSC from the Pirelli group for €1 million, with a reduction in net financial debt of €35 million, for the cash acquired (€36 million) and consolidated the operating liabilities relating to trade payables and the provision for employee severance indemnities.

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

The difference of €257 million between the price paid (€268 million) and the net assets acquired (€11 million), less pre-existing goodwill (€34 million), was allocated as follows:

€ 249 million	to Goodwill
€ 13 million	to Intangible assets with a finite useful life—Customer List
€ -5 million	to Deferred tax liabilities

€ 257 million

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The value of the Customer List has been determined on the basis of the Subscriber Acquisition Costs (SAC) for the customers acquired. The replacement cost method was elected in lieu of the income method owing to the fact that Tiscali’s customer wholesale business showed a loss at the date of purchase.

The goodwill arising on acquisition (€249 million) was tested for impairment at the date of purchase using the value in use of the company acquired and taking into account the synergies expected from the merger with Telecom Italia France. There was no indication of impairment.

Liberty Surf Group S.A.

		Fair value	Carrying value
		(millions of Euro)
Goodwill		249	34
Other non-current assets		76	63
Total current assets		68	68

Total assets	(A)	393	165

Deferred tax liabilities		5	—
Other non-current liabilities		21	21
Total current liabilities		99	99

Total liabilities	(B)	125	120

Net assets acquired	(A-B)	(*)268	45

(*) Of which:
Cost of the investment		262
Incidental charges (taxes, legal fees and other expenses)		6

Total acquisition cost		268

The effect of the acquisition of Liberty Surf Group on the 2005 income statement was not significant while the impact on the net financial position was an increase in debt of €259 million (€268 million for the price paid net of €9 million of cash and cash equivalents acquired).

Acquisition of Elefante TV and Delta TV

On October 28, 2005 and November 4, 2005, after obtaining the necessary regulatory approvals, the agreements were finalized for the purchase of the Elefante TV and Delta TV business segments, respectively, for €116 million and €12 million.

The transaction was completed by the contribution of Elefante TV’s and Delta TV’s business segments to Telecom Italia Media Broadcasting in exchange for shares and, simultaneously, the sale to LA7 Televisioni, by the previous owners, of the shares issued by Telecom Italia Media Broadcasting following the contribution.

The business segments contributed included all the assets and operations required to conduct the TV broadcasting business, such as the stations and the frequencies, the “Elefante TV” brand, the plant, equipment and sundry instruments, antennas, radio links, relay stations and other assets connected with radio and television operations using analog or digital technology. The contracts dealing with the housing and maintenance of the systems for radio and TV broadcasting and all the rights, permits, licenses, concessions (including the concession issued by the Ministry of Communications on July 28, 1999), relative to this business were also contributed.

The difference of €126 million between the price paid (€128 million) and the net assets acquired (€2 million) was allocated as follows:

€ 41 million	to Goodwill
€ 126 million	to Intangible assets with a finite useful life—Station frequencies and TV Station rights
€ -41 million	to Deferred tax liabilities

€ 126 million

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Elefante TV and Delta TV

	Fair values	Carrying values
	(millions of Euro)
Goodwill	41	—
Station frequencies	114	—
Television station rights	12	—
Other assets	3	3

Total assets	170	3

Payables and other liabilities	1	1
Deferred tax liabilities	41	—

Total liabilities	42	1

Net assets acquired	(*)128	2

(*) Of which:
Cost of businesses acquired	127
Incidental charges (taxes, legal fees and other expenses)	1

Total acquisition cost	128

ACQUISITIONS/DIVESTITURES OF MINORITY INTEREST

YEAR 2007

In 2007, there were no acquisitions and divestitures of Minority Interest.

YEAR 2006

In 2006, there were no acquisitions and divestitures of Minority Interest.

YEAR 2005

Telecom Italia/TIM merger

The merger of Telecom Italia/TIM was finalized on June 30, 2005 with the merger of TIM in Telecom Italia.

In summary, the merger was executed in the following stages:

•

Cash tender offer for TIM ordinary and savings shares (launched and closed by Telecom Italia in January 2005) and additional purchases of TIM shares (during the early months of 2005). The details are as follows:

– No. 2,456,501,605 ordinary shares acquired in the cash tender offer for	€ 13,854 million
– No. 8,463,127 savings shares acquired in the cash tender offer for	€ 48 million
– No. 5,063,893 additional purchases of ordinary and savings shares for	€ 28 million

Total No. 2,470,028,625 ordinary and savings shares purchased for	(1) €13,930 million

(1)	Including capitalized costs of €98 million relating to the cash tender offer.

•	Telecom Italia capital increase to service the merger by the issue of:

– No. 2,150,947,060 Ordinary Shares (€2.595 per share) for	€5,582 million
less:No. 24,607,520 shares issued by Telecom Italia to be issued in exchange for No. 14,224,000 TIM shares held by Telecom Italia Finance (€2.595 per share) for	€(64) million
– No. 230,199,592 Savings Shares (€2.156 per share) for	€496 million

Total No. 2,356,539,132 Ordinary and Savings Shares issued, net of No. 24,607,520 shares in exchange for No. 14,224,000 TIM shares held by Telecom Italia Finance, for	€6,014 million

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The part of the merger for the percentage of ownership held previous to the cash tender offer was accounted for at the carrying amount in the financial statements at December 31, 2005 since the merged company was already controlled by the merging company and thus the conditions for the application of IFRS 3 (Business combinations) did not exist.

The acquisition of the remaining TIM shares through the cash tender offer and additional share purchases on the market, and the subsequent merger, were treated as a purchase of Minority Interest, which is not dealt with either by IFRS 3 or any other IFRS.

This transaction was accounted for in the consolidated financial statements at December 31, 2005 at fair value by applying the parent—entity extension method. This method resulted in the recognition of goodwill (difference between the fair value of the shares purchased and the newly issued shares and the share of the carrying value of TIM’s net assets acquired) of €16,654 million, of which €11,804 million came from the cash tender offer and additional share purchases and €4,850 million from the exchange of TIM shares. The Telecom Italia shares issued to service the exchange were valued at the market price at June 30, 2005 (€2.595 for each ordinary share and €2.156 for each savings share).

Reorganization of the Brazilian mobile telephone companies

On May 30, 2005, the special shareholders’ meetings of the three interested companies unanimously approved the acquisition of the shares of the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. through a share capital increase effected by Tim Participações S.A. The exchange ratios were determined on the basis of economic and equity valuations performed by Banco ABN—AMRO Real S.A..

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

The goodwill of €57 million for the purchase of the shares of the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. was calculated as the difference between the market value of ordinary and preferred shares, at the transaction date, issued by Tim Participações S.A. to the minority shareholders of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. (€204 million), and equity attributable to Minority Interest of Tim Sul S.A. and Tim Nordeste Telecomunicações S.A. at the time of the transaction and covered by the acquisition (€147 million).

The transaction had a negative effect of € 14 million on the equity attributable to equity holders of the Parent and a positive effect of €40 million on the equity attributable to Minority Interest.

TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

YEAR 2007

In 2007, there were no transactions entered into of the type of transactions among companies under common control defined in IFRS 3.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

YEAR 2006

Reorganization of the Brazilian mobile telephone companies

In June 2006, the Tim Brasil group concluded the rationalization of its corporate structure, after which, Tim Brasil Serviçõs e Participações S.A., which before held a 100% stake in Tim Celular S.A. and a 19.88% economic interest in Tim Participações S.A., now has a 69.66% economic interest in the new Tim Participações S.A..

The reorganization took place in the following stages:

•	in March 2006:

•	Tim Celular S.A. merged the wholly-owned subsidiaries Blah!—Sociedade Anonima de Serviçõs e Comercio e CRC—Centro de Relacionamento com Clientes;

•

Tim Brasil Serviços e Participações S.A. contributed the Tim Celular S.A. shares to Tim Participações S.A. in exchange for a reserved capital increase, raising its controlling stake in Tim Participações S.A. from 50.33% to 81.19%. The transaction was recorded at book value since it was carried out within the same group and led to a reduction in the equity attributable to the equity holders of the Parent of €59 million with an increase of the same amount in the equity attributable to Minority Interest.

•	in June 2006, Tim Sul S.A. was merged in Tim Celular S.A. and Tim Nordeste Telecomunicaçoes S.A. was merged in Maxitel S.A., which changed its name to Tim Nordeste S.A..

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

•

on June 1, 2005, Telecom Italia purchased a 100% interest in Nuova Tin.it S.r.l., a newly—established company to which Telecom Italia Media contributed the Tin.it business segment, at a price of €880 million.

At the conclusion of the foregoing transactions, Telecom Italia S.p.A. holds, directly or indirectly (through ISM), full control over Virgilio’s operations.

In June 2005, Telecom Italia Media successfully concluded the buyback of 364,251,922 ordinary shares and 6,107,723 savings shares (in execution of the resolution passed by the shareholders’ meeting of Telecom Italia Media held on May 24, 2005) for a total amount of € 148 million.

Following the cancellation of the shares on October 18, 2005, Telecom Italia S.p.A. increased its direct controlling interest (60.2%) and indirect holding (2.1% through Telecom Italia Finance) from a total of 62.3% to 69.2%. The percentage investment in share capital, also taking into account the stock options exercised, increased from 61.47% to 68.07% at December 31, 2005.

Reorganization of the Med Group

In July 2005, the Telecom Italia Group executed the agreement reached in December 2004 with the minority shareholders of Med Nautilus S.A., Med Nautilus Ltd and Med-1, negotiated to resolve certain matters disputed concerning Med Nautilus S.A.’s and Telecom Italia/Telecom Italia International’s put option on 49% of the shares of Med Nautilus Ltd and Med-1, and to resolve the arbitration proceedings set in motion in Luxembourg by the Fishman group (FTT) aimed at the restitution of the sums paid to Telecom Italia International N.V. in 2000 for the purchase of a 30% stake in Med Nautilus S.A..

Consolidated Financial Statements	Notes To Consolidated Financial Statements

This agreement allowed the Telecom Italia Group to strengthen its presence in the sector of IP services and wholesale data in the East Mediterranean and to hold now 100% stakes in Med Nautilus Ltd (through Med Nautilus S.A.) and in Med-1, following the purchase of the minority stake for consideration of €135 million.

Concurrently, non-strategic activities in certain local Israeli operations were sold which were managed by the same Med Nautilus Ltd and Med-1 (for the latter, the entire investment in Med-1 IC-1 (1999) Ltd was sold). Furthermore, the Fishman group, in disposing of its investment in Med Nautilus S.A., acquired 30% of the capital of the subsidiary Elettra S.p.A. for consideration of approximately €35 million.

Overall, the agreement entailed a net disbursement of €49 million.

NOTE 4—FINANCIAL RISK MANAGEMENT

Objectives and policies for the management of the financial risks of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitors the level of exposure to market risks in accordance with pre-established general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach the prefixed objectives;

•	the monitoring of financial performance;

•	the exclusion of the use of financial instruments for speculative purposes.

The management policies implemented and the sensitivity analyses performed by the Telecom Italia Group in relation to the above financial risks are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The risk management policies of the Telecom Italia Group aim to diversify market risks and minimize interest rate exposure through appropriate diversification using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve the target composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at 60%-70% for the fixed-rate component and 30%-40% for the floating-rate component.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Derivative financial instruments are designated by the Group as fair value hedges to manage exchange rate risks on instruments denominated in currencies other than euro and interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are with high-credit-quality banking and financial counterparts with a high credit rating.

Exposure to the various market risks can be measured by sensitivity analyses, as provided by IFRS 7. These analyses illustrate the effects produced by a given and assumed movement in the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed using the assumptions indicated below:

•

the sensitivity analyses were performed by applying reasonably possible movements in the relevant risk variables to the amounts in the financial statements at December 31, 2007 and 2006, assuming that such movements are representative of the entire year;

•

the exchange risk of the Group’s financial payables denominated in currencies other than the euro is fully hedged, therefore, any changes in the currency levels do not produce net impacts on items in the balance sheet or income statement; for this reason, the exchange risk is not considered in the sensitivity analysis under IFRS 7;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, produce an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk;

•

the changes in value of financial instruments designated in a cash flow hedge relationship, due to changes in interest rates, produce an impact on the debt and on equity and are thus taken into consideration in this analysis;

•

the changes in value, due to changes in the interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, produce an impact on the finance income and expenses for the year; accordingly they are taken into consideration in this analysis;

•

the changes in fair value of the two call options on 50% of the Sofora Telecomunicaciones share capital (in 2007 for a positive amount of €70 million, carrying amount equal to €260 million at December 31, 2007) have been determined using an internal valuation model in which the input values, among other things, are the market value of the assets of Sofora, less the share price of its listed investment holdings (Nortel and, through this company, Telecom Argentina). The market prices of these investments are subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group and thus are included in this analysis.

Call options on Sofora Telecomunicaciones share capital—Sensitivity analysis

Assuming an increase or decrease of 10% in the price of the listed investment in Sofora (Nortel and, through this company, Telecom Argentina) and thus the value of Sofora assets, the change in fair value of the options would be a positive €109 million in case of increase and a positive €31 million in case of decrease, bringing the relative carrying amount to €299 million or €221 million, respectively.

Exchange rate risk—Sensitivity analysis

At December 31, 2007 and December 31, 2006, the exchange rate risk originating from the financial payables of the Group denominated in currencies other than the Euro was completely hedged. For this reason, a sensitivity analysis has not been performed on the exchange rate risk.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Interest rate risk—Sensitivity analysis

If, at December 31, 2007 the interest rates in the different markets in which the Telecom Italia Group operates had been 100 basis points higher or lower than that actually recorded, the following would have been recorded:

•

in the income statement: higher or lower, respectively, finance expenses, gross of the relative tax effect, for €95 million (higher or lower, respectively, finance expenses, gross of the relative tax effect, for €58 million in 2006);

•

in equity, other than profit: a higher amount for €92 million or a lower amount for €105 million, respectively; similarly, at December 31, 2006, the same increases or decreases in interest rates would have resulted in an increase in equity for €206 million or a decrease in equity for €233 million, respectively.

Allocation of the financial structure between fixed rate and floating rate

The tables below show the allocation of financial assets and liabilities between fixed-rate and floating-rate. The tables show the nominal repayment/investment amount on an effective interest rate basis. For financial assets the intrinsic nature of the transactions, including financial characteristics and duration rather than the stated contractual terms alone was taken into account. As a result, a transaction which has a short or very short time duration and is subject to frequent renewal such that the interest rate is periodically reset on the basis of market parameters, although it does not call for resetting the interest rate, was considered in the category of floating rate (such as in the case of bank deposits and Euro Commercial Paper).

Financial liabilities (at the nominal repayment amount)
	As of December 31, 2007			As of December 31, 2006
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Bonds	21,452	9,260	30,712	23,101	10,018	33,119
Convertible notes and bonds	574	—	574	574	—	574
Loans and other payables	3,953	7,313	11,266	7,167	3,979	11,146

Total	25,979	16,573	42,552	30,842	13,997	44,839

Financial assets (at the nominal investment amount)
	As of December 31, 2007			As of December 31, 2006
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Deposits and cash	—	6,250	6,250	—	7,204	7,204
Euro commercial paper	—	196	196	—	20	20
Securities	18	386	404	17	813	830
Other receivables	460	201	661	472	199	671

Total	478	7,033	7,511	489	8,236	8,725

For floating-rate financial instruments, the contracts provide for revisions of the interest rate within the next 12 months.

Effective interest rate

For those categories for which the effective interest rate can be determined, the effective interest rate represents the original transaction net of the effect of any related derivative hedging instruments.

The adjusted carrying amount for each class of financial assets and liabilities, was determined, based on the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value. Therefore, the adjusted carrying amount is the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities
	As of December 31, 2007		As of December 31, 2006
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Bonds	30,612	5.80%	33,037	5.81%
Convertible notes and bonds	510	7.42%	482	7.43%
Loans and other payables	9,127	5.96%	10,152	5.24%

Total	40,249	5.86%	43,671	5.70%

Financial assets
	As of December 31, 2007		As of December 31, 2006
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Deposits and cash	6,249	4.08%	7,204	3.82%
Euro commercial paper	196	4.79%	20	3.65%
Securities	404	5.01%	830	4.73%
Other receivables	556	6.08%	617	5.45%

Total	7,405	4.30%	8,671	4.02%

Hedges of outstanding financial liabilities at December 31, 2007, overall, result in a reduction of the nominal interest rate of the position and, therefore, reduce the effective interest rate.

The weighted average effective interest rate of financial assets is not essentially affected by the existence of derivatives.

With reference to market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change when there are changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes subsequent to a period of 12 months, as well as an improvement in the average yield.

In order to limit the risk of the non-fulfillment of obligations undertaken by the counterparty, deposits are made with high-credit-quality banking and financial institutions with a credit rating of not less than A and generally for periods of less than three months. As for temporary investments of liquidity in euro commercial paper, the issuers all have ratings of at least A or better and headquarters in Europe and United States of America. With regard to bond portfolio management, the issuers have a minimum of an A rating.

In order to minimize credit risk, the Group pursues a diversification policy for its investments of liquidity and, as a result, there are no significant positions with any one single counterparty.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Liquidity risk

The Group’s objective is to achieve an adequate level of financial flexibility by maintaining a margin of current treasury resources to cover refinancing requirements at least for the next 12 months using irrevocable bank lines and liquidity.

Current financial assets at December 31, 2007, without taking into account unused committed bank lines, will cover all short-term financial commitments (due in 2008), and provide a further coverage of the maturities due for the entire first half of 2009.

12.6% of the nominal repayment amount outstanding as of December 31, 2007 will become due during 2008.

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The fair value of IRS and CCIRS reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of an IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRS also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRS imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

With regard to the fair value measurement of financial liabilities, reference should be made to the Note “Financial instruments” for the assumptions and the amounts.

NOTE 5—GOODWILL

Goodwill increased by €681 million from €43,739 million at December 31, 2006 to €44,420 million at December 31, 2007. Details of goodwill by business segment and the changes during 2006 and 2007 are presented in the following tables:

	As of December 31, 2005	Increase	Decrease	Exchange differences	As of December 31, 2006
	(millions of Euro)
Domestic	41,953	—	—	—	41,953
European BroadBand	357	—	—	—	357
Brazil Mobile	1,222	—	—	(23)	1,199
Media	230	—	—	—	230
Other Operations(*)	218	—	(184)	(34)	—

Total	43,980	—	(184)	(57)	43,739

(*)	Other Operations include Avea I.H.A.S. which was sold during 2006.

	As of December 31, 2006	Increase	Decrease	Exchange differences	As of December 31, 2007
	(millions of Euro)
Domestic	41,953	—	—	—	41.953
European BroadBand	357	585	—	—	942
Brazil Mobile	1,199	—	—	96	1,295
Media	230	—	—	—	230

Total	43,739	585	—	96	44,420

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The increase of €681 million in 2007 is due to the following transactions:

•	€582 million for the acquisition of AOL internet activities in Germany;

•	€3 million for the acquisition of InterNLnet B.V. through the subsidiary BBned N.V.;

•	€96 million for exchange differences on goodwill relating to the Brazilian companies.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash-Generating Units—CGU) to December 31, 2007 and 2006 can be summarized as follows:

	As of December 31, 2007			As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of Euro)
Domestic	(*)42,245	(*)(292)	41,953	(*)42,245	(*)(292)	41,953
European BroadBand	942	—	942	357	—	357
Brazil Mobile	1,302	(7)	1,295	1,206	(7)	1,199
Media	230	—	230	230	—	230
Olivetti	6	(6)	—	6	(6)	—

Total	44,725	(305)	44,420	44,044	(305)	43,739

(*)	Includes €282 million relating to the settlement with De Agostini in 2004.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to Cash-Generating Units or groups of cash-generating units which must not be at a level higher than the business segment determined in accordance with IAS 14. The criterion followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The changes in the disclosure of segment information in 2007 did not have an impact on the allocation of goodwill to the groups of units.

The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Domestic	Fixed
Mobile
European BroadBand	Liberty Surf
HanseNet
BBned
Brazil Mobile	Tim Brasil
Media	Telecom Italia Media

The value used to determine the recoverable amount of the units (or groups of units) to which the goodwill was allocated is the value in use, except for Liberty Surf, for which fair value was used net of costs to sell (estimated on the basis of multiples of comparable companies), and for Telecom Italia Media, for which market capitalization at December 31, 2007 was used as the fair value of the entity.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

HanseNet	Domestic Fixed	Domestic Mobile	Brazil Mobile
Number of customers	EBITDA margin (EBITDA/sales) during the period of the plan	EBITDA margin (EBITDA /sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2008-2010)

Gross operating margin	Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capability (in proportion to sales)	EBITDA margin (EBITDA /sales) during the period of the plan

BRL/Euro exchange rate

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

All the plan figures are based on 2007 actual results and rely on the forecasts formulated by management for the period of the 2008/2010 plan.

For HanseNet, in order to exclude the net present value of future investments in the impairment test (IAS 36, paragraph 44), only the flow of the expected result for 2008 was considered, forecasting it in perpetuity.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

HanseNet	Domestic Fixed	Domestic Mobile	Brazil Mobile
+0.5%	-0.5%	+0.5%	+4.64%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the third-quarter 2007 results).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital CAPM—Capital Asset Pricing Model (the same criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for business segments arrived at by using the Beta coefficients of the European multibusiness incumbents, including Telecom Italia itself, adjusted to take into account the target financial structure;

c)	the Weighted Average Cost of Capital (WACC) used by other operators to test the value of goodwill;

d)

the Weighted Average Cost of Capital (WACC) used by the analysts following Telecom Italia stock in the reports published after the announcement of third-quarter 2007 results relative to the principal business segments of the Group. Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) forecast for the purpose of estimating the end amount, the comparison was also made on the capitalization rates (WACC—g).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC after-tax—g) were estimated for each business unit (Brazilian reais are used for Brazil) as follows:

	HanseNet	Domestic Fixed	Domestic Mobile	Brazil Mobile
WACC after tax	8.1%	7.0%	7.1%	13.1%
WACC after tax-g	7.6%	7.5%	6.6%	8.5%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

A sensitivity analysis of the results was also carried out for those units for which the value in use was estimated: in all cases the value in use remains higher than the carrying amounts, even assuming an increase in the weighted average cost of capital of 50 basis point (hundredths of a percentage point).

The second level of impairment testing was carried out by comparing the total recoverable amount of the entire Domestic segment consisting of the Domestic Fixed, Domestic Mobile and Domestic Central Functions to the carrying amount of the total operating capital of the same group of units. Specifically, the recoverable amount of the Domestic Central Functions (corporate) was negative since this unit is a cost center. This second level of test did not show any impairment.

Finally, a third level of impairment testing was carried out by comparing the total recoverable amount of all the businesses of the Group, including those without any goodwill allocation (Olivetti, Bolivia, Central Functions and Other Operations) to the carrying amount of the total operating capital of the Group. This further level of test did not show any impairment.

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased from €6,740 million at December 31, 2006 to €6,985 million at December 31, 2007. Details on the composition and movements during the year are as follows:

	As of December 31, 2005	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Industrial patents and intellectual property rights	2,810	1,126	(1,760)	—	—	(9)	454	2,621
Concessions, licenses, trademarks and similar rights	3,318	184	(310)	(14)	(7)	(19)	20	3,172
Other intangible assets	57	260	(110)	—	—	(1)	(30)	176
Work in progress and advance payments	625	617	—	(1)	(1)	(1)	(468)	771

Total	6,810	2,187	(2,180)	(15)	(8)	(30)	(24)	6,740

	As of December 31, 2006	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2007
	(millions of Euro)
Industrial patents and intellectual property rights	2,621	1,387	(1,760)	(7)	—	36	519	2,796
Concessions, licenses, trademarks and similar rights	3,172	192	(323)	—	(1)	40	9	3,089
Other intangible assets	176	350	(298)	—	—	5	130	363
Work in progress and advance payments	771	428	—	(16)	(1)	3	(448)	737

Total	6,740	2,357	(2,381)	(23)	(2)	84	210	6,985

Additions during 2007 include €365 million of internally generated assets (€318 million in 2006). Other changes include the amount attributed to intangible assets following the allocation of the price paid on the acquisition of the AOL companies in Germany and InterNLnet B.V. (for a total of €131 million).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Industrial patents and intellectual property rights at December 31, 2007 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit estimated in three years). They mainly refer to Telecom Italia S.p.A. (€2,144 million) and to Brazil Mobile (€497 million).

Concessions, licenses, trademarks and similar rights at December 31, 2007 mainly refer to:

•	the remaining unamortized cost of UMTS and PCS licenses (€1,890 million for Telecom Italia S.p.A. and €596 million for the Brazil Mobile business unit);

•	Indefeasible Rights of Use-IRU (€223 million);

•	TV frequencies of the Media business unit (€148 million);

•	costs incurred by the European BroadBand companies for Local Loop Unbundling (€216 million).

The unamortized cost of mobile telephone licenses, totaling €2,486 million (amortized on a straight-line basis), refers to the following:

•	licenses of Telecom Italia S.p.A.:

–	UMTS: € 1,880 million expiring 2021 (amortized over 18 years);

–	Wireless Local Loop: €10 million expiring 2021 (amortized over 15 years);

•	licenses of the Tim Brasil group:

–

GSM: €485 million (which includes additions in 2007 amounting to €11 million as a result of 14 lots of frequencies in the 900/1800 bandwidth being awarded in September 2007 and BRL 9,000 for the acquisition of a license for the marketing of the Switched Fixed Telephone Service—SFTS—within the Brazilian national territory) expiring between 2008 and 2016 (amortized between 4-15 years);

–	TDMA: €111 million expiring 2012 (amortized over approximately 14 years).

The TV frequencies of the Media business unit, totaling €148 million, refers to the following:

•

the rights of use of the frequencies used for broadcasting with Digital Terrestrial technology, including those acquired in 2005 with the Elefante TV network and those used for testing Digital Terrestrial activities, totaling €146 million, which will be amortized until 2018 since the 12-year period represents the duration of the network operator license for which the request was filed in the first half of 2006;

•	the rights of use of the frequencies used for broadcasting in analog mode, totaling €2 million, which will be amortized up to December 31, 2008.

Other intangible assets at December 31, 2007 include:

•	€239 million for capitalized subscriber acquisition costs of Telecom Italia S.p.A. (€154 million), the Tim Brasil group (€68 million) and Liberty Surf Group S.A. (€17 million);

•

€110 million (€130 million, gross of amortization for the period, included in the column Other changes) for the amount allocated to the customer relationship (€115 million) and the audience agreement (€15 million) related to the acquisition of the AOL companies in Germany;

•	€7 million (€13 million gross of amortization) for the amount allocated to the customer list as part of the acquisition cost of the controlling interest in Liberty Surf Group S.A.;

•	€1 million for the amount allocated to the customer list and as part of the acquisition cost of InterNLnet B.V..

In 2007, impairment losses of €23 million mainly relate to software projects.

In 2006, impairment losses of €15 million mainly relate to the Latin American Nautilus group.

Amortization charges and impairment losses are recorded in the income statement as components of the operating result.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2007 and 2006 can be summarized as follows:

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	12,496	(15)	(9,685)	2,796
Concessions, licenses, trademarks and similar rights	4,784	(228)	(1,467)	3,089
Other intangible assets	852	—	(489)	363
Work in progress and advance payments	754	(17)	—	737

Total	18,886	(260)	(11,641)	6,985

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	11,806	(8)	(9,177)	2,621
Concessions, licenses, trademarks and similar rights	4,595	(262)	(1,161)	3,172
Other intangible assets	349	—	(173)	176
Work in progress and advance payments	772	(1)	—	771

Total	17,522	(271)	(10,511)	6,740

The impairment losses in “Concessions, licenses, trademarks and similar rights” mainly refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, are the result of the altered and shrunken market value of international broadband with respect to the expectations at the date of those investments.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased from €15,690 million at December 31, 2006 to €15,484 million at December 31, 2007. Details of the composition and movements during the year are as follows:

	As of December 31, 2005	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Land	155	—	—	—	(3)	(1)	(17)	134
Buildings (civil and industrial)	972	9	(48)	—	(195)	(3)	(137)	598
Plant and equipment	12,907	2,206	(2,644)	(3)	(23)	(68)	580	12,955
Manufacturing and distribution equipment	72	17	(33)	(1)	—	—	4	59
Aircrafts and ships	46	1	(7)	—	—	—	—	40
Other	1,174	190	(446)	—	(3)	(7)	108	1,016
Construction in progress and advance payments	1,117	462	—	(2)	(12)	(3)	(674)	888

Total	16,443	2,885	(3,178)	(6)	(236)	(82)	(136)	15,690

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2006	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2007
			(millions of Euro)
Land	134	—	—	—	(3)	—	—	131
Buildings (civil and industrial)	598	1	(44)	—	(9)	2	3	551
Plant and equipment	12,955	2,352	(2,795)	(5)	(17)	80	387	12,957
Manufacturing and distribution equipment	59	13	(31)	(4)	—	—	11	48
Aircrafts and ships	40	2	(7)	—	—	—	6	41
Other	1,016	289	(423)	—	(14)	24	73	965
Construction in progress and advance payments	888	449	—	(15)	—	6	(537)	791

Total	15,690	3,106	(3,300)	(24)	(43)	112	(57)	15,484

Additions in 2007 include €212 million of internally generated assets (€178 million in 2006).

In 2007, the impairment losses of €24 million (€6 million in 2006) relate to industrial and telephone equipment which is being replaced with new more advanced technological equipment.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2007 and 2006 can be summarized as follows:

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	131	—	—	131
Buildings (civil and industrial)	1,322	(1)	(770)	551
Plant and equipment	59,804	(67)	(46,780)	12,957
Manufacturing and distribution equipment	773	(4)	(721)	48
Aircrafts and ships	143	(11)	(91)	41
Other	4,250	(6)	(3,279)	965
Construction in progress and advance payments	813	(22)	—	791

Total	67,236	(111)	(51,641)	15,484

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	134	—	—	134
Buildings (civil and industrial)	1,333	(2)	(733)	598
Plant and equipment	58,112	(66)	(45,091)	12,955
Manufacturing and distribution equipment	751	—	(692)	59
Aircrafts and ships	145	(11)	(94)	40
Other	4,046	(6)	(3,024)	1,016
Construction in progress and advance payments	897	(9)	—	888

Total	65,418	(94)	(49,634)	15,690

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Assets held under finance leases

Assets held under finance leases decreased from €1,525 million at December 31, 2006 to €1,450 million at December 31, 2007. Details on the composition and changes are as follows:

	As of December 31, 2005	Additions	Depreciation	Disposals	Exchange differences	Other changes	As of December 31, 2006
	(millions of Euro)
Buildings (civil and industrial)	1,477	29	(99)	(1)	—	11	1,417
Plant and equipment	1	—	(1)	—	—	1	1
Aircrafts and ships	14	—	(4)	—	—	—	10
Other	71	2	(25)	—	—	(1)	47
Construction in progress and advance payments	35	11	—	—	—	4	50

Total	1,598	42	(129)	(1)	—	15	1,525

	As of December 31, 2006	Additions	Depreciation	Disposals	Exchange differences	Other changes	As of December 31, 2007
	(millions of Euro)
Buildings (civil and industrial)	1,417	24	(100)	—	—	20	1,361
Plant and equipment	1	—	(1)	—	—	—	—
Aircrafts and ships	10	—	(4)	—	—	—	6
Other	47	8	(25)	—	—	—	30
Construction in progress and advance payments	50	25	—	—	—	(22)	53

Total	1,525	57	(130)	—	—	(2)	1,450

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2007 and 2006 can be summarized as follows:

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Buildings (civil and industrial)	1,971	(27)	(583)	1,361
Plant and equipment	9	—	(9)	—
Aircrafts and ships	30	—	(24)	6
Other	167	—	(137)	30
Construction in progress and advance payments	53	—	—	53

Total	2,230	(27)	(753)	1,450

	As of December 31, 2006
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Buildings (civil and industrial)	1,926	(27)	(482)	1,417
Plant and equipment	16	—	(15)	1
Aircrafts and ships	30	—	(20)	10
Other	160	—	(113)	47
Construction in progress and advance payments	50	—	—	50

Total	2,182	(27)	(630)	1,525

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2007 and 2006, minimum lease payments due in future years and their present value are as follows:

	As of December 31,
	2007		2006
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of Euro)
Within 1 year	215	205	227	216
From 2 to 5 years	795	645	819	654
Beyond 5 years	1,601	793	1,841	869

Total	2,611	1,643	2,887	1,739

	As of December 31,
	2007	2006
	(millions of Euro)
Future minimum lease payments	2,611	2,887
Interest portion	(968)	(1,148)

Present value of lease payments	1,643	1,739

Finance lease liabilities	2,071	2,116
Financial receivables for lessors’ net investments	(428)	(377)

Total net finance lease liabilities	1,643	1,739

NOTE 8—OTHER NON-CURRENT ASSETS

Other non-current assets decreased from €3,738 million at December 31, 2006, to €2,349 million at December 31, 2007 and include:

	As of December 31,
	2007		2006
		Of which Financial Instruments		Of which Financial Instruments
	(millions of Euro)
Investments accounted for using the equity method:
– Associates	446		471
– Joint ventures	38		17

	484		488

Other investments	57	57	776	776

Securities, financial receivables and other non-current financial assets:
– Securities other than investments	9	9	12	12
– Financial receivables and other non-current financial assets	686	686	679	679

	695	695	691	691
Miscellaneous receivables and other non-current assets:
— Miscellaneous receivables	382	275	360	231
— Medium/long-term prepaid expenses	484		511

	866	275	871	231

Deferred tax assets (*)	247		912

Total	2,349	1,027	3,738	1,698

(*)	Please see “Note—Deferred tax assets and deferred tax liabilities”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additional details on Financial Instruments are provided in the Note “Information on other Financial Instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2005	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2006
	(millions of Euro)
Brasil Telecom Participações	21	—	—	1	(22)	—
ETECSA	329	—	—	(18)	—	311
Italtel Group	38	—	—	5	—	43
Siemens Informatica	4	—	—	(4)	—	—
Solpart Participações	214	—	—	2	(216)	—
Tiglio I	95	—	(24)	(2)	—	69
Tiglio II	17	—	(11)	(2)	—	4
Other	47	1	(3)	(1)	—	44

Total	765	1	(38)	(19)	(238)	471

	As of December 31, 2006	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2007
	(millions of Euro)
ETECSA	311	—	—	(14)	—	297
Italtel Group	43	—	—	—	—	43
Tiglio I	69	—	(6)	(3)	—	60
Tiglio II	4	—	—	—	—	4
Other	44	1	(1)	2	(4)	42

Total	471	1	(7)	(15)	(4)	446

The investment in Italtel Group S.p.A. is carried in investments in associates accounted for using the equity method because, although owning a 19.37% stake (below 20% of the voting rights exercisable), Telecom Italia S.p.A. is able to exercise significant influence through the rights attributed to it by the shareholders’ agreements.

The “valuation using the equity method” include the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. The consolidated income statement in 2007 was particularly impacted by ETECSA (€49 million), Tiglio I and Tiglio II (€11 million) and other companies (€1 million) and, in 2006, by ETECSA (€47 million) and other companies (€1 million).

Aggregate 2007 and 2006 data relating to the major associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The profit (loss) for the year includes, for consolidated groups, the profit attributable both to the Parent and the Minority Interest:

	As of December 31,
	2007	2006
	(millions of Euro)
Total assets	950	1,173

Total liabilities	544	740

Revenues	320	498

Profit (loss) for the year	55	34

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A., Perseo S.r.l. and Consorzio Tema Mobility, in which the Telecom Italia Group holds a 50% stake.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The aggregate 2007 and 2006 significant financial statement information, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The profit for the year includes the amount attributable both to the Parent and the Minority Interest of the Group:

	As of December 31,
	2007	2006
	(millions of Euro)
Non-current assets	719	825
Current assets	325	307

Total assets	1,044	1,132

Non-current liabilities	362	500
Current liabilities	454	477

Total liabilities	816	977

Revenues	1,064	965

Operating profit	192	113

Profit before tax	127	32

Profit for the year	101	29

The list of investments accounted for using the equity method is presented in “Note—List of companies of the Telecom Italia Group”.

Other investments refer to the following:

	As of December 31, 2005	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2006
	(millions of Euro)
Capitalia	—	—	—	39	36	75
Consortium	20	—	(2)	—	(18)	—
Fin. Priv.	15	—	—	—	—	15
Assicurazioni Generali	—	—	—	1	4	5
MCC	36	—	—	—	(36)	—
Mediobanca	227	—	—	26	14	267
Neuf Telecom	51	—	(51)	—	—	—
New Satellite Radio	—	7	—	—	—	7
Oger Telecom	178	197	—	—	—	375
Sia	11	—	—	—	—	11
Other	23	1	(3)	—	—	21

Total	561	205	(56)	66	—	776

	As of December 31, 2006	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2007
	(millions of Euro)
Assicurazioni Generali	5	—	—	—	—	5
Capitalia	75	—	(75)	—	—	—
Fin. Priv.	15	—	—	—	—	15
Mediobanca	267	—	(267)	—	—	—
New Satellite Radio	7	—	—	—	—	7
Oger Telecom	375	—	(375)	—	—	—
Sia	11	—	—	—	—	11
Other	21	—	—	—	(2)	19

Total	776	—	(717)	—	(2)	57

The decrease from December 31, 2006 is due to disposal of the investments in Oger Telecom, Capitalia and Mediobanca which took place in 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Oger Telecom

On July 3, 2007, Tim International sold its investment in Oger Telecom (10.36%) to Saudi Oger. The total price was U.S.$477 million, for an equivalent amount of €351 million.

The commitments undertaken by the Telecom Italia Group to disburse/guarantee a subordinated loan to AVEA I.H.A.S. for an amount of U.S.$150 million (€111 million) expired in September 2007.

The above-described divestiture led to a reduction in the net financial debt of the Telecom Italia Group of €462 million and had a positive effect on the income statement of €86 million.

Capitalia

In 2007, the Group sold 10,453,051 Capitalia ordinary shares (equal to 0.403% of share capital) with a carrying amount of €75 million (of which €36 million is the historical cost and €39 million the fair value adjustment at December 31, 2006).

The sales price was €74 million with a consequent reduction in net financial debt of the same amount and a positive impact on the profit of the Group of €36 million, net of income taxes on the gain (€2 million), arising from the reversal to the income statement of the related portion of the “Reserve for available- for-sale financial assets”.

Mediobanca

In 2007, the Group sold 15,003,207 Mediobanca ordinary shares (equal to 1.835% of share capital) with a carrying amount of €267 million (of which €127 million was the historical cost and €140 million the fair value adjustment at December 31, 2006).

The sales price of €236 million resulted in a reduction in net financial debt of the same amount and a positive impact on the profit of the Group of €102 million, net of income taxes on the gain (€7 million), arising from the reversal to the income statement of the related portion of the “Reserve for available- for-sale financial assets”.

Financial receivables and other non-current financial assets amount to €686 million (€679 million at December 31, 2006) as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Financial receivables for lessors’ net investments	279	229
Loans to employees	67	70
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	286	243
Other financial receivables	54	137

Total	686	679

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•	the medium/long-term portion of lease contracts with customers involving assets provided under “full rent” contracts which the Group has financed under sale and leaseback contracts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The total amount (non-current and current portion) of these receivables is as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Non-current portion	279	229
Current portion	149	148

Total	428	377

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component of the derivatives.

Additional information is provided in the “Note-Financial instruments”.

Miscellaneous receivables and other non-current assets amount to €866 million (€871 million at December 31, 2006), of which €275 million (€231 million at December 31, 2006) refers to receivables included in financial assets, disclosed as required by IFRS 7.

They include:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for €260 million (€190 million at December 31, 2006);

•	medium/long-term prepaid expenses relating to the deferral of costs in conjunction with the recognition of revenues of €484 million (€511 million at December 31, 2006).

NOTE 9—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance changed from a net assets of €718 million at December 31, 2006 to a net liability of €339 million at December 31, 2007 and includes:

	As of December 31,
	2007	2006
	(millions of Euro)
Deferred tax assets	247	912
Deferred tax liabilities	(586)	(194)

Total	(339)	718

Deferred tax assets and liabilities are offset in the financial statements when the income taxes are levied by the same tax authority and where there is a legally enforceable right of offset. The composition of the gross amounts is presented below:

	As of December 31,
	2007	2006
	(millions of Euro)
Deferred tax assets	1,076	1,714
Deferred tax liabilities	(1,415)	(996)

Total	(339)	718

Utilizations and new tax charges or benefits for deferred tax assets/liabilities gave rise to an income tax expense for the year ended December 31, 2007 of €1,681 million (see the Note “Income tax expense” for additional details on the tax expense).

The tax effect taken directly to equity in 2007 is a charge of €85 million and principally refers to the fair value adjustment to derivative financial instruments.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Temporary differences which make up this caption at December 31, 2007 and 2006 are the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Deferred tax assets:
• Write-downs for the impairment of investments and other	11	189
• Unrealized intra-group gains	16	36
• Provision for pension fund integration (Law No. 58/92)	133	194
• Tax loss carryforwards	11	300
• Provisions for risks and charges	163	186
• Provision for restoration and decommissioning costs	58	59
• Provision for bad debts	231	212
• Revenue recognition	81	124
• Sale and leaseback transactions on properties	138	150
• Derivative financial instruments	38	42
• Grants related to assets	32	46
• Other deferred tax assets	164	176

Total	1,076	1,714

Deferred tax liabilites:
• Accelerated depreciation	(1,048)	(601)
• Derivative financial instruments	(87)	(9)
• Deferred gains	(83)	(136)
• Discounting of provision for employee severance indemnities	(45)	(39)
• Notes and bonds	(18)	(27)
• Business combinations	(64)	(41)
• Other deferred tax liabilities	(70)	(143)

Total	(1,415)	(996)

Total deferred tax assets (liabilites), net	(339)	718

The reduction in deferred tax assets gross of offsets compared to December 31, 2006 is principally due to the reversal of deferred tax assets on the writedown of investments, deducted for tax purposes over five years, and the reversal of deferred tax assets recognized on tax loss carryforwards by the Parent, Telecom Italia.

The increase in Deferred tax liabilities gross of the offsets compared to December 31, 2006 is mainly the result of the recognition in 2007 of deferred tax liabilities on accelerated depreciation taken by the Parent, Telecom Italia.

At December 31, 2007, the Group has unused tax loss carryforwards mainly referring to some foreign companies (Tim Participações group, Telecom Italia Finance, Liberty Surf group, Telecom Italia Sparkle Luxembourg and Telecom Italia International) for €6,487 million, with the following expiration dates:

Year of expiration	(millions of Euro)
2008	45
2009	12
2010	234
2011	30
2012	31
Expiration beyond 2012	330
Without expiration	5,805

Total unused tax loss carryforwards	6,487

Tax loss carryforwards which are considered in the calculation of deferred tax assets amount to €45 million at December 31, 2007 (€907 million at December 31, 2006) and mainly refer to the BBned N.V. group and Matrix. Moreover, deferred tax assets have not been recognized for €2,040 million (€2,124 million at December 31, 2006) on unused tax losses of €6,442 million since their recoverability is not considered probable.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2007, deferred taxes have not been recognized on tax suspension reserves and undistributed earnings of subsidiaries and associates, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

NOTE 10—INVENTORIES

Inventories increased from €291 million at December 31, 2006 to €308 million at December 31, 2007. The composition of inventories is as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Raw materials and supplies	7	5
Work in progress and semi-finished products	8	13
Finished goods	293	273

Total	308	291

Inventories include mainly those of Telecom Italia S.p.A. for €98 million (€125 million at December 31, 2006), the Brazil Mobile business unit for €107 million (€58 million at December 31, 2006) consisting mainly of equipment, handsets and related fixed and mobile telecommunications accessories, and of the Olivetti business unit for €78 million (€88 million at December 31, 2006) consisting of office products, specialized printers and gaming terminals.

Writedowns of inventories made in 2007 total €27 million (€31 million in 2006) and mainly refer to the adjustment to estimated realizable value of mobile handsets of Telecom Italia S.p.A. (€19 million) and writedowns of the multifunctional products by the Olivetti business unit (€8 million).

No inventories are pledged as collateral.

NOTE 11—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased from €8,748 million at December 31, 2006 to €9,088 million and consist of the following:

	As of December 31,
	2007		2006
		Of which Financial Instruments		Of which Financial Instruments
	(millions of Euro)
Receivables on construction contracts	23		12

Trade receivables:
• Receivables from customers	5,446	5,446	5,731	5,731
• Receivables from other telecommunication operators	1,864	1,864	1,638	1,638

	7,310	7,310	7,369	7,369

Miscellaneous receivables and other current assets:
• Other receivables	1,294	557	972	222
• Trade and miscellaneous prepaid expenses	461		395

	1,755	557	1,367	222

Total	9,088	7,867	8,748	7,591

Additional details on Financial Instruments are provided in the “Note—Information on other financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following analysis presents the ageing of trade and miscellaneous receivables and other current assets at December 31, 2007 and December 31, 2006 which have not been written down.

	As of December 31, 2007	Not overdue	Overdue
			0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of Euro)
Trade and miscellaneous receivables and other current assets	7,867	5,866	761	385	403	452

	As of December 31, 2006	Not overdue	Overdue
			0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of Euro)
Trade and miscellaneous receivables and other current assets	7,591	5,717	701	480	317	376

Trade receivables amount to €7,310 million (€7,369 million at December 31, 2006), and are net of the provision for bad debts of €1,064 million (€791 million at December 31, 2006).

Trade receivables specifically refer to the Parent, Telecom Italia (€5,216 million) and the Brazil Mobile business unit (€1,158 million).

The increase in receivables from other telecommunication operators (+€226 million) mainly refers to the Parent, Telecom Italia and is related to an increase in payables to the same operators, as a result of the suspension of collections and payments owing to pending disputes.

Trade receivables also include €18 million (€20 million at December 31, 2006) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Movements in the provision for bad debts are as follows:

	2007	2006
	(millions of Euro)
At January 1	791	773
Provision charge for bad debts	509	252
Utilization	(239)	(212)
Exchange differences and other movements	3	(22)

At December 31	1,064	791

The provision for bad debts increased due to the need for higher coverage following the increase in overdue mobile telephone receivables related to post-paid contracts as well as the increase in fixed telephone receivables from customers where contractual relations were terminated (overdue receivables). This refers to individual writedowns for €600 million (€436 million at December 31, 2006) and overall writedowns for €464 million (€355 million at December 31, 2006).

Amounts are charged to the provision for bad debts for specific risks related to the receivables. Additional provisions are also made on the basis of the average estimate of uncollectibility by customer segment.

Other receivables amount to €1,294 million (€972 million at December 31, 2006), and are net of a provision for €50 million (€52 million at December 31, 2006). Details are as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Advances to suppliers	76	144
Receivables from employees	40	33
Tax receivables	268	223
Sundry receivables	910	572

Total	1,294	972

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Advances to suppliers decreased by €68 million mainly as a result of the recovery of advances paid to the supplier Ericsson (€61 million) after invoices were recorded for the release of software. The advances referred to a contract for software updates for the GSM/EGPRS/UMTS networks for the Telecom Italia S.p.A. mobile network for the three years 2006-2008.

Sundry receivables mainly include:

•	the receivable due from the Tax Authorities (€100 million) for the legal interest earned up to the date of the refund of the principal portion of the TLC operating fee for the year 1999;

•	receivables from factoring companies (€457 million) largely for the assignment of receivables due from dealers on the sale of mobile telephone equipment;

•	the receivable for Universal Service (€56 million).

Sundry receivables rose by €341 million mainly as a result of the increase in the above receivables due from factoring companies (+€311 million).

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs referring to the recognition of revenues.

NOTE 12—CURRENT INCOME TAX RECEIVABLES

Current income tax receivables amount to €101 million (€287 million at December 31, 2006) and mainly include the advance payment of IRAP taxes made in 2007 by the Parent in excess of the actual current IRAP taxes due (€37 million) and the receivables of the Brazilian companies (€54 million).

NOTE 13—SECURITIES (CURRENT ASSETS)

Securities in current assets decreased from €812 million at December 31, 2006 to €390 million at December 31, 2007. Details are as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Held-to-maturity financial assets:
• Unlisted securities other than investments	31	—
Available-for-sale financial assets:
• Listed securities other than investments, due beyond 3 months	247	259
Financial assets at fair value through profit or loss:
• Listed securities other than investments held for trading	112	553

Total	390	812

Additional details on Financial Instruments are provided in the Note “Information on financial instruments”.

“Unlisted securities other than investments” held-to-maturity mainly refer to bank certificates of deposit held by Tim Brasil and Tim Participações.

“Listed securities other than investments, due beyond 3 months” classified as available-for-sale refer to bonds issued by counterparts with at least an A rating and with different maturity dates but all are actively traded and, therefore, readily convertible into cash.

“Listed securities other than investments held for trading” refer to investments in a Belgian-registered monetary SICAV for €111 million (€551 million at December 31, 2006).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 14—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets decreased from €433 million at December 31, 2006 to €377 million at December 31, 2007. They consist of the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Deposits for temporary investments of excess liquidity originally due beyond 3 months but less than 12 months	—	17
Financial receivables for lessors’ net investments	149	148
Other short-term financial receivables	30	52
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	186	207
Non-hedging derivatives	12	9

Total	377	433

Additional details on Financial Instruments are provided in the “Note—Information on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•	the current portion of lease contracts with customers involving assets leased under “full rent” contracts which the Group has financed under sale and leaseback contracts.

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on derivatives.

Additional details are provided in the Note “Derivatives”.

NOTE 15—CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased from €7,219 million at December 31, 2006 to €6,473 million at December 31, 2007. They consist of the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Liquid assets with banks, financial institutions and post offices	6,267	7,186
Checks, cash and other receivables and deposits for cash flexibility	3	6
Securities other than investments (due within 3 months)	203	27

Total	6,473	7,219

Additional details on Financial Instruments are provided in the “Note—Information on financial instruments”.

The decrease in “cash and cash equivalents” from the end of 2006 is mainly due to:

•	repayment of liabilities which became due during the course of 2007 which are higher than the refinancing of debt;

•	early repayment of €1.5 billion on the Term Loan maturing in 2010;

•	payment of dividends.

The different technical forms used for the investment of liquidity as of December 31, 2007 can be further analyzed as follows:

•	maturities: 76% of deposits have a maximum maturity date of one month;

•	counterpart risks: deposits are made with first-rate banks and financial institutions that have a high credit rating of not less than “A”;

•	country risk: the geographic location of deposits is principally on major European markets.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Securities other than investments (due within 3 months) include € 197 million (€20 million at December 31, 2006) of euro commercial paper maturing within two months. The issuers all have A ratings and are located in Europe and in the United States of America.

NOTE 16—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the balance sheet at December 31, 2007, “Discontinued operations/Non-current assets held for sale” show a nil balance following the sale of the investments that had been recorded here. The following movements took place during 2006 and 2007:

	As of December 31, 2005	Reclassifications	Disposals/ Capital reimbursements	As of December 31, 2006	Disposals/ Capital reimbursements	As of December 31, 2007
	(millions of euro)
Gruppo Buffetti	117	—	(117)	—	—	—
Digitel	411	—	(411)	—	—	—
Brasil Telecom Participações	—	22	—	22	(22)	—
Solpart Participações	—	216	(3)	213	(213)	—

Total	528	238	(531)	235	(235)	—

In 2007, Profit from Discontinued operations/Non-current assets held for sale is €36 million. This consists of the difference between the partial release of the provision set up in prior years on disposal of Tim Hellas, following the positive resolution of a dispute (€40 million), and charges and expenses connected with sales transactions in 2006 and in previous years (€4 million).

In 2006, Profit from Discontinued operations/Non-current assets held for sale was € 7 million and included the profit of Digitel Venezuela, the gain on the sale and charges to provisions referring to sales transactions carried out in previous years.

In the Cash flow statement, the cash flow from Discontinued operations/Non-current assets held for sale in 2006 referred to the operations of Digitel Venezuela up to the time of its sale.

The effect of the sales of Digitel Venezuela and Gruppo Buffetti in 2006 were included in proceeds from the sale of subsidiaries while the proceeds on the sale of Brasil Telecom Participações e Solpart Participações in 2007 are included in proceeds from the sale of non-current assets.

Divestitures in 2007

Brasil Telecom Participações

On November 29, 2007, Telecom Italia International signed a contract with JP Morgan S.A. to sell 1,319,945 ordinary shares and 2,803,679 preferred shares of Brasil Telecom Participações S.A.. These shares were received from Solpart Participações S.A. as a payment in kind for the reimbursement of capital, corresponding to 1.13% of the total shares of the Brazilian company.

Sales proceeds amounted to €48 million, with a consequent reduction in net financial debt and a positive impact on the profit of the Group of €22 million, net of taxes on the gain (€5 million).

Solpart Participações

On December 5, 2007 Brasilco S.r.l., a company held in trust by Credit Suisse on behalf of Telecom Italia International, sold its 38% investment in Solpart Participações S.A. (“Solpart”), to Techold Participações S.A. (“Techold”), Brasilco’s co-shareholder in Solpart, for consideration of U.S.$515 million.

The transfer of the shares, set out in the sales agreements signed on July 18, 2007 between the Brazilian pension funds Previ, Petros and Funcef and the company Techold on the one hand, and Brasilco on the other, took place after the same Techold exercised its right of first refusal pursuant to the Solpart shareholders’ agreement in effect. This transaction also received approval from the Brazilian National Regulatory Agency (“Anatel”).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The execution of the transaction and simultaneous collection of the proceeds led to a reduction in net financial debt of the Telecom Italia Group of €360 million and a positive impact on the profit of the Group of € 188 million, net of incidental charges and taxes, and taking into account the positive impact from hedging the exchange risk and the reversal of the “Exchange differences on translating foreign operations” to the income statement.

At the same time, the settlement agreement signed on July 18, 2007 took effect. This agreement settled the disputes and arbitration proceedings pending between the Telecom Italia Group and the pension funds and entities in which the funds held stakes that are part of the Brasil Telecom chain of companies. Under the settlement agreement, the parties reciprocally renounced any claims, now or in the future, connected with their respective investments in Brasil Telecom or, in any case, arising from the joint venture in Solpart.

Divestitures in 2006

Gruppo Buffetti

On January 11, 2006, the sale of 100% of the capital of Gruppo Buffetti S.p.A. to Dylog Italia S.p.A. and Palladio Finanziaria S.p.A. was finalized, with a total positive financial effect of €66 million.

There was no effect on the income statement in 2006 since the carrying amount had already been adjusted to the sales price at the end of 2005.

Digitel Venezuela

On May 25, 2006, the sale of 100% of the capital of Digitel by Tim International to Telvenco S.A., was finalized at a price of €318 million (including the deconsolidation of the net financial debt of the subsidiary sold).

On January 10, 2008, as part of the contractual commitments provided at the date of sale, Tim International and Telvenco reached a settlement agreement for the payment of €10 million which the Telecom Italia Group had provided for.

The impact on the income statement from Discontinued operations/Non-current assets held for sale can be represented as follows:

			Year ended December 31,
			2007	2006	2005
			(millions of Euro)
Economic impact from Discontinued operations/Non-current assets held for sale
Revenues			—	121	1,387
Operating profit			—	15	97
Net income (loss) of Discontinued operations/Non-current assets held for sale after tax	(A	)	—	15	44

Economic effect on the selling companies:
Impairment losses/charges relating to Discontinued operations/Non-current assets held for sale			(5)	(39)	(9)
Release of provisions			40	—	—
Gain (loss) from discontinued operations			—	31	515
Income tax expense			1	—	—

	(B	)	36	(8)	506

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B	)	36	7	550

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The impact on the income statement refers to the following companies sold:

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Entel Chile group	—	—	(7)
Finsiel group	—	—	(8)
Tim Hellas	39	(30)	410
Tim Perù	—	—	120
Gruppo Buffetti	(2)	—	(9)
Digitel Venezuela	(1)	22	—

	36	(8)	506

NOTE 17—EQUITY

Equity includes:

	As of December 31,
	2007	2006
	(millions of Euro)
Equity attributable to equity holders of the Parent	25,922	26,018
Equity attributable to Minority Interest	1,063	1,080

Total	26,985	27,098

The movements in share capital during 2007, 2006 and 2005 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2004 and December 31, 2005

	Shares as of December 31, 2004	Shares issued as a result of bond conversions, stock option plans and merger of TIM into Telecom Italia	Shares as of December 31, 2005
	(number of shares)
Ordinary Shares issued	10,322,001,069	3,048,481,087	13,370,482,156
Less: Treasury Shares	(101,208,867)	(24,607,520)	(125,816,387)

Outstanding Ordinary Shares	10,220,792,202	3,023,873,567	13,244,665,769

Outstanding Savings Shares	5,795,921,069	230,199,592	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	16,117,922,138	3,278,680,679	19,396,602,817
Less: Treasury Shares	(101,208,867)	(24,607,520)	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	16,016,713,271	3,254,073,159	19,270,786,430

Reconciliation between the number of outstanding shares at December 31, 2005 and December 31, 2006

	Shares as of December 31, 2005	Shares issued as a result of bond conversion	Shares as of December 31, 2006
	(number of shares)
Ordinary Shares issued	13,370,482,156	10,240,922	13,380,723,078
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares	13,244,665,769	10,240,922	13,254,906,691

Outstanding Savings Shares	6,026,120,661	—	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	19,396,602,817	10,240,922	19,406,843,739
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	19,270,786,430	10,240,922	19,281,027,352

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2006 and December 31, 2007

	Shares as of December 31, 2006	Shares issued as a result of bond conversion	Shares as of December 31, 2007
	(number of shares)
Ordinary Shares issued	13,380,723,078	53,235	13,380,776,313
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares	13,254,906,691	53,235	13,254,959,926

Outstanding Savings Shares	6,026,120,661	—	6,026,120,661

Total shares issued by Telecom Italia S.p.A.	19,406,843,739	53,235	19,406,896,974
Less: Treasury Shares	(125,816,387)	—	(125,816,387)

Telecom Italia S.p.A. total outstanding shares	19,281,027,352	53,235	19,281,080,587

Reconciliation between the value of the outstanding shares as of December 31, 2004 and December 31, 2005

	Share capital as of December 31, 2004	Changes in share capital as a result of bond conversion, stock option plans and merger of TIM into Telecom Italia	Share capital as of December 31, 2005
	(millions of Euro)
Ordinary Shares issued	5,677	1,677	7,354
Less: Treasury Shares	(56)	(13)	(69)

Outstanding Ordinary Shares	5,621	1,664	7,285

Outstanding Savings Shares	3,188	126	3,314

Share capital issued by Telecom Italia S.p.A.	8,865	1,803	10,668
Less: Treasury Shares	(56)	(13)	(69)

Telecom Italia S.p.A. share capital	8,809	1,790	10,599

Reconciliation between the value of the outstanding shares as of December 31, 2005 and December 31, 2006

	Share capital as of December 31, 2005	Changes in share capital as a result of bond conversion	Share capital as of December 31, 2006
	(millions of Euro)
Ordinary Shares issued	7,354	6	7,360
Less: Treasury Shares	(69)	—	(69)

Outstanding Ordinary Shares	7,285	6	7,291

Outstanding Savings Shares	3,314	—	3,314

Share capital issued by Telecom Italia S.p.A.	10,668	6	10,674
Less: Treasury Shares	(69)	—	(69)

Telecom Italia S.p.A. share capital	10,599	6	10,605

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2006 and December 31, 2007

	Share capital as of December 31, 2006	Changes in share capital as a result of bond conversions	Share capital as of December 31, 2007
	(millions of Euro)
Ordinary Shares issued	7,360	—	7,360
Less: Treasury Shares	(69)	—	(69)

Outstanding Ordinary Shares	7,291	—	7,291

Outstanding Savings Shares	3,314	—	3,314

Share capital issued by Telecom Italia S.p.A.	10,674	—	10,674
Less: Treasury Shares	(69)	—	(69)

Telecom Italia S.p.A. share capital	10,605	—	10,605

SHARE CAPITAL STRUCTURE

The share capital subscribed to and paid-in amounts to euro 10,673,793,335.70, divided into 13,380,776,313 ordinary shares of par value euro 0.55 each, equal to 68.95% of share capital and 6,026,120,661 savings shares of par value euro 0.55 each, equal to 31.05% of share capital. The shares are listed on Borsa Italiana S.p.A. (Italian Stock Exchange).

The ordinary and savings shares of the Company are listed on the NYSE in the form of American Depositary Shares, each of which corresponds to 10 shares of ordinary or savings shares, respectively, represented by ADRs issued by JPMorgan Chase Bank.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities to ensure an equal balance between sources and uses, an efficient access to external sources of financing (taking advantage of the best opportunities offered on the euro, U.S. dollar and Pound sterling financial markets and an efficient process of refinancing at maturity).

The remuneration of the risk capital of the Group companies is proposed by the Board of Directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee adequate remuneration of capital, safeguarding company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and increases the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as the other shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year

Consolidated Financial Statements	Notes To Consolidated Financial Statements

can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•	upon the winding-up of the Company, the savings shares have a preemptive right in the reimbursement of capital for the entire par value;

•

under certain conditions, the holder of savings shares may require the Company to convert the savings shares into ordinary shares, in the manner resolved by the extraordinary session of the shareholders’ meeting called for that purpose within two months of being excluded from negotiations.

Paid-in capital is equal to €1,689 million at December 31, 2007 and unchanged compared to December 31, 2006.

Exchange differences on translating foreign operations shows a positive balance of €834 million at December 31, 2007 and increased by €148 million compared to December 31, 2006. These mainly refer to exchange differences in euro from the translation of the financial statements of the Brazilian mobile telephone companies.

Retained earnings (accumulated losses), including profit for the year amount to €7,424 million at December 31, 2007 and decreased by €321 million compared to December 31, 2006 mainly due to the net balance of the following:

•	profit for the year attributable to the equity holders of the Parent, equal to €2,448 million (€3,014 million in 2006);

•

dividends approved for €2,766 million (€2,766 million in 2006). Dividends payable to ordinary and savings shareholders are, respectively, €1,856 million (€0.1400 per share) and €910 million (€0.1510 per share).

Equity attributable to Minority Interest, equal to €1,063 million (€1,080 million at December 31, 2006), includes the “Profit for the year attributable to Minority Interest” of €7 million (net loss of €11 million in 2006). The reduction compared to December 31, 2006 is primarily due to the balance between the dividends approved (€74 million) and the increase in the “Exchange differences on translating foreign operations” (€54 million). The equity attributable to Minority Interest consists mainly of the equity attributable to the minority interests of the mobile telephone companies in Brazil, Entel and the Media business unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the stock option plans still outstanding at December 31, 2007:

	Outstanding bonds /options rights at December 31, 2007	Conversion/ grant ratio	Number of maximum shares issuable	Par value (thousands of Euro)	Paid-in capital (thousands of Euro)	Subscription price per share (Euro)
Additional capital increases approved (Ordinary Shares)
“Telecom Italia 1.5% 2001 – 2010” bonds	484,877,224	0.471553	228,645,309	125,755	359,122	—
Stock Option Plan 2002 Top	7,280,001.33	3.300871	24,030,331	13,217	53,781	2.788052
Stock Option Plan 2002	15,689,553.93	3.300871	51,788,844	28,484	122,006	—
Of which:
—Grants in March 2002	15,019,553.50	3.300871	49,577,267	27,268	117,895	2.928015
—Grants in August 2002	670,000.43	3.300871	2,211,577	1,216	4,111	2.409061
Stock Option Plans 2000-2002—ex TIM	9,522,324.00	1.73	16,473,531	9,060	52,073	3.710983
Stock Option Plans 2002-2003—ex TIM	16,705,000.00	1.73	28,899,650	15,895	78,823	3.277457
Stock Option Plans 2003-2005—ex TIM	1,685,900.00	1.73	2,916,605	1,604	6,943	2.930636

Total additional capital increases approved (Ordinary Shares)			352,754,270	194,015	672,748

Additional capital increases not yet approved (Ordinary Shares)			1,600,000,000	880,000

With regard to the “Telecom Italia 1.5% 2001 – 2010 convertible bonds with a repayment premium”, it should be noted that the number of outstanding bonds at December 31, 2007 includes 10,644 bonds for which the conversion to shares had already been requested. On January 15, 2008, the corresponding 5,017 ordinary shares were issued for a total par value of €2.8 thousand in addition to paid-in capital of €7.9 thousand.

Additional details on the stock option plans are disclosed in the Note “Stock option plans of the Telecom Italia Group”.

The shareholders’ meeting held on May 6, 2004 also granted the Board of Directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment the share capital for a maximum total amount of €880,000,000 through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

•	to be offered as option rights to the shareholders and convertible bondholders, or

•

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the Board of Directors in exercising the aforementioned right shall establish the subscription price (including any paid-in-capital) and shall fix a specific deadline for the subscription of the shares. They may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Authorization for the issue of convertible bonds and the purchase of treasury shares

The Board of Directors has the right to issue convertible bonds for five years starting from May 6, 2004 for a maximum amount of €880,000,000.

The ordinary Shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital. The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively increased or decreased by 10%. The purchase of treasury shares shall in any case take place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

The above authorization for the purchase of treasury shares is in relation to the implementation—which, to date, has not yet occurred—of the plan for granting free Telecom Italia S.p.A. ordinary shares to the executive directors of the Company, those top managers who report directly to the executive directors and other resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries, to be identified by the Board of Directors, and which was approved by the same ordinary session of the Shareholders’ Meeting held on April 16, 2007.

* * *

On the basis of the motion put forward by the Board of Directors’ meeting held on March 6, 2008, the profit for the year 2007 resulting from the separate financial statements of the Parent, Telecom Italia S.p.A., equal to €1,882 million, shall be distributed to the shareholders as dividends in the amount of €1,646 million:

•	€0.08 for each ordinary share,

•	€0.091 for each savings share,

gross of withholdings as established by law. Undistributed profit will be appropriated to retained earnings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 18—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Financial liabilities are composed as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Financial payables (medium/long-term):
• Notes and bonds	27,048	29,856
• Convertible notes/bonds	511	482

	27,559	30,338

• Amounts due to banks	5,543	6,832
• Hedging derivatives relating to hedged items classified as Non-current assets/liabilities of a financial nature	1,942	1,451
• Other financial payables	197	221

	35,241	38,842
• Finance lease liabilities (medium/long-term)	1,809	1,847
• Other financial liabilities (medium/long-term)	1	114

Total non current financial liabilities (A)	37,051	40,803

Financial payables (short-term):
• Notes and Bonds	4,514	4,050
• Convertible notes/bonds	7	7

	4,521	4,057

• Amounts due to banks	1,049	906
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	363	219
• Non-hedging derivatives	9	12
• Other financial payables	373	180

	6,315	5,374
• Finance lease liabilities	262	269
• Other financial liabilities	8	10

Total current financial liabilities (B)	6,585	5,653

Total financial liabilities (C)= (A)+(B)	43,636	46,456

Additional details on Financial Instruments are provided in the Note “Information on other financial instruments”.

Notes and Bonds are composed as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Non-current portion	27,048	29,856
Current portion	4,514	4,050

Total carrying amounts	31,562	33,906
Fair value adjustment and measurement at amortized cost	(850)	(787)

Total nominal repayment amount	30,712	33,119

The nominal repayment amount totals €30,712 million and decreased by €2,407 million compared to December 31, 2006 (€33,119 million), mainly due to the difference between repayments and new issuances made by Telecom Italia S.p.A. and Telecom Italia Finance S.A. during 2007 and the difference in the U.S.$/€ exchange rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the notes/bonds issued to third parties by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount and at market value:

Original currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)		Market price as of December 31, 2007 (%)	Market value as of December 31, 2007 (millions of Euro)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	750	750	3 month Euribor +0.22%	06/09/2006	06/09/2008	100		99.910	749
Euro	110	110	3 month Euribor +0.60%	04/08/2004	03/30/2009	100		100.610	111
Euro	850	850	3 month Euribor +0.20%	06/07/2007	06/07/2010	99.915		99.321	844
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.560		97.595	732
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952		102.414	1,280
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100		98.668	987
Euro	500	500	3 month Euribor +0.63%	07/19/2007	07/19/2013	100		98.256	491
Euro	750	750	4.750%	05/19/2006	05/19/2014	99.156		94.841	711
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100		104.043	125
GBP	500	682	5.625%	06/29/2005	12/29/2015	99.878		94.957	647
Euro	400	400	3 month Euribor +0.79%	06/07/2007	06/07/2016	100		95.900	384
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070		93.670	1,171
GBP	850	1,159	6.375%	06/24/2004	06/24/2019	98.850		98.376	1,140
Euro	297	297	6 month Euribor (base 365)	01/01/2002	01/01/2022	100		100	297
GBP	400	545	5.875%	05/19/2006	05/19/2023	99.622		93.220	508
Euro	850	850	5.250%	03/17/2005	03/17/2055	99.667		76.320	649

Sub-Total		11,263							10,826

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,659	1,659	5.875%	01/24/2003	01/24/2008	99.937		100.052	1,660
Euro	499.67	500	3 month Euribor +1.3%	09/14/2006	09/14/2008	100		101.908	509
Euro	1,500	1,500	5.150%(b)	02/09/1999	02/09/2009	99.633		99.878	1,498
Euro	2,210	2,210	6.575%(c)	07/30/1999	07/30/2009	98.649	(*)	101.713	2,248
Euro	2,000	2,000	7.250%(a)	04/20/2001	04/20/2011	99.214		105.350	2,107
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651	(*)	106.075	1,061
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332		105.192	894
JPY	20,000	121	3.550%	04/22/2002	05/14/2032	99.250		92.495	112
Euro	1,050	1,050	7.750%	01/24/2003	01/24/2033	109.646	(*)	108.979	1,144

Sub-Total		10,890							11,233

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	679	4.000%	10/29/2003	11/15/2008	99.953		99.245	674
USD	1,250	849	4.000%	10/06/2004	01/15/2010	99.732		98.222	834
USD	700	476	4.875%	09/28/2005	10/01/2010	99.898		99.608	474
USD	400	272	3 month U.S.$ Libor +0.48%	09/28/2005	02/01/2011	100		98.089	267
USD	850	577	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100		97.780	565
USD	750	510	6.200%	07/18/2006	07/18/2011	99.826		102.889	524
USD	2,000	1,359	5.250%	10/29/2003	11/15/2013	99.742		98.838	1,343
USD	1,250	849	4.950%	10/06/2004	09/30/2014	99.651		96.474	819
USD	1,400	951	5.250%	09/28/2005	10/01/2015	99.370		97.308	925
USD	1,000	679	6.375%	10/29/2003	11/15/2033	99.558		100.785	685
USD	1,000	679	6.000%	10/06/2004	09/30/2034	99.081		97.491	662
USD	1,000	679	7.200%	07/18/2006	07/18/2036	99.440		110.113	748

Sub-Total		8,559							8,520

Total		30,712							30,579

Notes (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating”.

(*)	Weighted average issue price for notes and bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the notes/bonds described above are available on the corporate website http://www.telecomitalia.it.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Mechanism describing how coupons change on step-up/step-down notes/bonds in relation to a change in the rating

(a)    Telecom Italia Finance S.A. “Euro Notes”: €2,000 million, 7.250% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

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

(b)    Telecom Italia Finance S.A. Notes: €1,500 million, 5.150% interest, maturing February 2009

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

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors definitively up to the maturity date, bringing the current coupon interest rate to 5.150%.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa1/BBB+, the original coupon will be increased by 0.15%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating could cause a decrease/increase in the coupon according to the mechanism described above.

Changes in Telecom Italia’s ratings

Ratings at December 31, 2007 of Telecom Italia by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings
Most recent revision March 13, 2007		Most recent revision March 12, 2007		Most recent revision March 15, 2007
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB+	Negative	Baa2	Negative	BBB+	Stable

Convertible notes/bonds amount to €518 million (€489 million at December 31, 2006) and decreased by €29 million. The composition is as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Non-current portion	511	482
Current portion	7	7

Total carrying amounts	518	489
Measurement at amortized cost	56	85

Total nominal repayment amount	574	574

The nominal repayment amount of convertible notes and bonds amounts to €574 million.

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible notes/bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Original currency	Nominal repayment amount (millions of Euro)	Coupon	New shares issuer	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2007 (%)	Market value (millions of Euro)
Convertible notes issued by Telecom Italia S.p.A.
Euro	574	1.50%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	118.603	575

Financial covenants / other types of covenants / other features of convertible notes/bonds

The notes/bonds listed do not contain financial covenants or clauses that would require the early repayment of the notes/bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the notes/bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the notes/bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since these notes/bonds have been placed principally with institutional investors on major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. (e.g. the commitment not to use the company’s assets as collateral for loans (“negative pledges”)).

Medium/long-term Amounts due to banks total €5,543 million (€6,832 million at December 31, 2006) and decreased by €1,289 million. The reduction is mainly due to the early repayment of a total nominal value of € 1.5 billion in July and September 2007 on the Term Loan expiring in 2010.

Short-term amounts due to banks of €1,049 million increased by €143 million (€906 million at December 31, 2006) and include €689 million of the current portion of medium/long-term transactions due within 1 year.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature amount to €1,942 million (€1,451 million at December 31, 2006). The increase is due to a negative mark-to-market change connected principally with the decrease in the value of the U.S. dollar against the Euro and is basically offset by a positive change in the underlying amounts. Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature total €363 million (€219 million at December 31, 2006). Additional details are provided in the “Note—Derivative instruments”.

Medium/long-term Other financial payables amount to €197 million (€221 million at December 31, 2006). They include €134 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million maturing in 2029 and €51 million of payables to the Ministry of Economic Development. Short-term other financial payables amount to €373 million (€180 million at December 31, 2006).

Medium-long term Finance lease liabilities total €1,809 million (€1,847 million at December 31, 2006) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to €262 million (€269 million at December 31, 2006).

Short-term Non-hedging derivatives totaling €9 million (€12 million at December 31, 2006) refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Medium/long-term Other financial liabilities amount to €1 million (€114 million at December 31, 2006); the decrease is due to the complete reversal of the deferred income (€111 million) related to the gain previously deferred on the sale of AVEA I.H.A.S.. The gain was deferred as a result of the Telecom Italia Group’s commitment to make or have a bank make a subordinated loan to AVEA I.H.A.S. for USD 150 million. In effect, following the sale of the Telecom Italia Group’s stake in Oger Telecom in July 2007, the buyer, Saudi Oger, agreed to honor the commitment and issued an indemnity letter to that end and, consequently, there is no longer a liability and the gain was released to income without any financial payment.

* * *

At December 31, 2007, the unused credit lines of the Telecom Italia Group amount to €8,111 million (€8,443 million at December 31, 2006) and include the €6,500 million Revolving Credit Facility expiring in August 2012 (€8 billion secured, of which €1.5 billion is drawn down).

Approximately 99% of the credit lines is denominated in Euro and linked to a floating interest rate.

In August 2007, the terms of the €8 billion Revolving Credit Facility expiring in August 2012 were revised as follows:

1)	extension of the expiration date: extended by 2 years so that the new maturity date is August 2014;

2)	acquisition of control clause: the new clause guarantees that Telecom Italia will retain the credit line even after the change in its shareholders of reference.

The revisions were introduced without changing the advantageous economic conditions of the credit line (Euribor +0.225%) and made it possible to extend the average term of the €8 billion committed bank credit line while guaranteeing maximum flexibility in terms of the company’s access to the capital market.

The change in the acquisition of control clause was also adopted, at the same time, in the documentation of the Term Loan totalling €1.5 billion with a January 2010 expiration date.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt by the original currency of the transaction is as follows:

	As of December 31, 2007		As of December 31, 2006
	(millions of foreign currency)	(millions of Euro)	(millions of foreign currency)	(millions of Euro)
USD	12,805	8,699	13,126	9,966
GBP	1,783	2,431	1,782	2,653
BRL	1,946	746	2,177	773
JPY	31,922	193	20,755	132
EURO	—	31,567	—	32,932

		43,636		46,456

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Up to 2.5%	85	120
From 2.5% to 5%	12,305	14,530
From 5% to 7.5%	22,521	22,644
From 7.5% to 10%	4,615	5,635
Over 10%	723	742
Accruals/deferrals, MTM and derivatives	3,387	2,785

	43,636	46,456

However, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Up to 2.5%	854	867
From 2.5% to 5%	15,463	19,797
From 5% to 7.5%	20,599	19,587
From 7.5% to 10%	2,610	2,656
Over 10%	723	764
Accruals/deferrals, MTM and derivatives	3,387	2,785

	43,636	46,456

Gross financial debt by maturity date (divided between medium/long-term and short-term) at December 31, 2007 is as follows (carrying amounts):

	Medium/long term debt	Short-term debt	Total
	(millions of Euro)
By December 31, 2008(*)	(**)5,857	728	6,585
By December 31, 2009	4,336	—	4,336
By December 31, 2010	4,792	—	4,792
By December 31, 2011	4,683	—	4,683
By December 31, 2012	3,499	—	3,499
Beyond December 31, 2012	19,741	—	19,741

Total (*)	42,908	728	43,636

(*)

The total includes accrued liabilities and deferred income, of which euro 1 million is in non-current financial liabilities, €1,232 million in non-current financial liabilities due within 1 year and euro 17 million in other current financial liabilities.

(**)

Of which €501.1 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. notes/bonds with the right of the bondholders to extend the maturity date by 21 months; the last maturity date is March 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Covenants and “Negative pledges” relating to other outstanding positions at December 31, 2007

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), the amount of €556 million, out of a total of €2,114 million at December 31, 2007, is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

with respect to Telecom Italia ratings (at June 30, 2007: BBB+ for S&P’s, Baa2 for Moody’s and BBB+ for Fitch) if the company’s rating is down graded by Standard & Poor’s or Fitch Ratings, Telecom Italia shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the Company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder which, at the dating of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project.

The syndicated bank lines of Telecom Italia do not contain financial covenants which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale should take place at fair market value). Substantially similar covenants are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of €138 million at December 31, 2007) consider the case where a party, other than the relative majority shareholder or permitted acquiring shareholders (including the shareholders of Telco) acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of loans granted to certain companies of the TIM Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual negative pledge clauses, under pain of a request for the early repayment of the loan.

The absence of financial covenants on the loan contracts being understood, it is pointed out that at December 31, 2007, no covenant of any other type, negative pledge or other clause, relating to the above-described debt position, has in any way been violated or infringed.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—EMPLOYEE BENEFITS

Provisions for employee benefits decreased from €1,372 million at December 31, 2006 to €1,169 million at December 31, 2007. Details are as follows:

			As of December 31, 2005	Increases	Decreases	Exchange differences	As of December 31, 2006
Provision for employee severance indemnities	(A	)	1,234	146	(152)	—	1,228

Provision for pension plans			34	2	(4)	(1)	31
Provision for termination benefit incentives			226	7	(120)	—	113

Total other provisions for employee benefits(*)	(B	)	260	9	(124)	(1)	144

Total	(A+B	)	1,494	155	(276)	(1)	1,372

Of which :
Non-current portion			1,351				1,262
Current portion(*)			143				110

(*)	The Current portions refers only to Other provisions for employee benefits.

			As of December 31, 2006	Increases	Decreases	Exchange differences	As of December 31, 2007
Provision for employee severance indemnities	(A	)	1,228	68	(176)	—	1,120

Provision for pension plans			31	3	(3)	—	31
Provision for termination benefit incentives			113	2	(97)	—	18

Totale other provisions for employee benefits(*)	(B	)	144	5	(100)	—	49

Total	(A+B	)	1,372	73	(276)	—	1,169

Of which :
Non-current portion			1,262				1,151
Current portion(*)			110				18

(*)	The Current portions refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased by €108 million mainly as a result of the charge for employee severance indemnity to the income statement (€68 million), the actuarial losses resulting from the 2007 social security reform and utilizations for indemnities paid to employees who terminated employment and advances (for a total of €176 million).

According to the law and national regulations, the amount to which each employee is entitled matures in relation to the period of service and must be paid immediately when the employee leaves the company. This severance indemnity is due upon termination of employment and is calculated in accordance with civil laws and Italian labor laws on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and interest earned. This liability is not associated with any vesting condition or period nor any funding obligation.

Under the new regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the Italian Budget Law 2007), for companies with at least 50 employees, severance indemnities accruing from 2007 are assigned to either the Treasury Fund managed by INPS (starting from January 1) or to supplementary pension funds (from the month of option) and take the form of a “Defined contribution plan”. However, revaluations of the provision for employee severance indemnities existing up to December 31, 2006, made on the basis of the official

Consolidated Financial Statements	Notes To Consolidated Financial Statements

cost-of-living index and interest earned, and severance indemnities accruing in companies with less than 50 employees, continue to be recorded in the provision for employee severance indemnities and are therefore classified and accounted for as a “Defined benefit plan”, as well as the provision until December 31, 2006.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, for companies with at least 50 employees, and the Projected Unit Credit Cost—pro rate service, for the others, according to the following:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date only for employees of companies with less than 50 employees;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future provision expense (for companies with less than 50 employees) or identifying the amount of the average present value of future benefits which refer to the service already accrued by the employee in the company at the measurement date (for the others).

The following assumptions were made:

Financial assumptions	Executives	Non executives
Cost-of-living increases	2.0% per annum	2.0% per annum

Discount rate	4.6% per annum	4.6% per annum

Increase in remuneration:

– equal to or less than 40 years of age	3.0% per annum	3.0% per annum

– over 40 years, but equal to or less than 55 years of age	2.5% per annum	2.5% per annum

– over 55 years of age	2.0% per annum	2.0% per annum

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):
– up to 40 years of age	From 3.0% to 4.0% per annum	From 3.0% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 2.5% per annum	From 1.5% to 2.5% per annum
– over 50 years of age	None	None

Probability of retirement:
– up to 60 years of age	35% (100% for women)	60% (100% for women)
– over 60 but less than 65 years of age	15% per annum	10% per annum
– at 65 years of age	100%	100%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2007 and 2006, respectively, of €1,120 million and €1,228 million.

The effect on the income statement, included in Employee benefits expenses, is as follows:

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Current service cost(*)	17	129	134
Finance expenses	51	49	45
Net actuarial (gains) losses recognized during the year	—	(32)	(11)

Total expense	68	146	168

Actuarial (gains) losses resulting from 2007 social security reform	(59)	—	—

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the above-described social security reform, the amounts assigned to the INPS Treasury Fund or supplementary pension funds (€130 million) are recorded in “Employee benefits expense” as “Social security expenses” and no longer as “Employee severance indemnities expenses”.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased due to utilizations as a result of the termination of employment during the year 2007.

NOTE 20—PROVISIONS

Provisions increased from €1,355 million at December 31, 2006 to €1,547 million at December 31, 2007. The composition and changes in provisions are as follows:

	As of December 31, 2006	Increases	Releases to Income statement	Uses	Exchange differences and other	As of December 31, 2007
	(millions of Euro)
Provision for taxation and tax risks	262	100	(34)	(14)	16	330
Provision for restoration and decommissioning costs	387	43	—	(8)	5	427
Provision for legal disputes	206	285	—	(112)	6	385
Provision for commercial risks	90	15	(3)	(5)	(2)	95
Provision for risks and charges on investments and corporate-related transactions	289	6	(51)	(9)	(27)	208
Other provisions	121	44	(4)	(67)	8	102

Total	1,355	493	(92)	(215)	6	1,547

Of which :
Non-current	775					903
Current	580					644

Provision for restoration and decommissioning costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of the Parent (€355 million) and the companies of Brazil Mobile business unit (€72 million).

This provision increased by €40 million compared to December 31, 2006. Such change is a result of the change in the discount rates and the release to income of the effects of discounted cash-flow (€22 million) in addition to the charges due to a higher number of sites (€21 million), partly offset by the uses (€ 8 million).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for legal disputes increased by €179 million compared to December 31, 2006. The increase is principally due to the provision charge by the Parent attributable to unfavorable developments which occurred at the end of year in relation to disputes of a regulatory nature with other fixed and mobile telecommunications operators (€220 million).

Provisions for risks and charges on investments and corporate-related transactions decreased from December 31, 2006. The decrease is chiefly due to the effect of the partial release for €40 million of the provision regarding the sale in 2005 of Tim Hellas (now Wind Hellas).

Other provisions include the provision for Antitrust fines (€24 million), mainly regarding the fine of €20 million levied on Telecom Italia by the Antitrust Authority (order A357) in August 2007 for alleged unfair trade practices.

NOTE 21—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased from €1,857 million at December 31, 2006 to €1,587 million at December 31, 2007 and consist of the following:

	As of December 31,
	2007	2006
	(millions of Euro)
Payables to social security agencies	528	709
Grants related to assets	116	146
Medium/long-term deferred income	943	1,002

Total	1,587	1,857

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law No. 58/1992. Details are as follows:

	As of December 31,
	2007	2006
	(millions of Euro)
Non-current payables
Due from 2 to 5 years after the balance sheet date	485	647
Due beyond 5 years after the balance sheet date	43	62

	528	709
Current payables	216	215

Total	744	924

Medium/long-term deferred income includes €658 million (€714 million at December 31, 2006) for the deferral of revenues on the activation of Telecom Italia telephone service and €268 million (€261 million at December 31, 2006) for the deferral of revenues on the sale of transmission capacity, referring to future years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 22—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased from €11,596 million at December 31, 2006 to €12,380 million at December 31, 2007. The composition is as follows:

			As of December 31,
			2007		2006
				Of which Financial Instruments		Of which Financial Instruments
			(millions of Euro)
Payables on construction contracts	(A	)	23		2

Trade payables:
• Payables to suppliers			6,053	6,053	5,487	5,487
• Payables to other telecommunications operators			1,822	1,822	1,322	1,322

	(B	)	7,875	7,875	6,809	6,809

Tax payables	(C	)	549		550

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			505	505	524	524
• Payables to social security agencies			411		381
• Trade and miscellaneous deferred income			833		832
• Advances received			28		48
• Customer-related items			1,148	241	1,434	279
• Payables for the “TLC operating fee”			44		35
• Dividends approved, but yet to be paid to shareholders			25	25	24	24
• Other current liabilities			276	167	267	189
• Employee benefits (except for Employee severance indemnities) for current portion expected to be settled within 1 year			19		110
• Provisions for current portion expected to be settled within 1 year			644		580

	(D	)	3,933	938	4,235	1,016

Total	(A+B+C+D	)	12,380	8,813	11,596	7,825

Additional details on Financial Instruments are provided in the “Note—Information on other financial instruments”.

Trade payables (all due within 1 year) of €7,875 million (€6,809 million at December 31, 2006) refer to Telecom Italia (€5,465 million) and the Tim Brasil group (€1,182 million). The increase in payables to other telecommunications operators, compared to December 31, 2006, is largely due to higher amounts due to mobile telephone operators, in particular H3G—as a result of ongoing regulatory arbitration—and fixed telephony operators as a result of recent changes in the termination rates of voice calls on the networks of other operators.

Tax payables particularly refer to the Parent for a total of €334 million (including VAT payable for €128 million and the government concession tax for €104 million) and the Brazilian mobile telephone companies for € 166 million.

Payables to social security agencies include the current portion of the amount payable to INPS under Law 58/1992 for €216 million (€215 million at December 31, 2006) as described in the “Note Miscellaneous payables and other non-current liabilities”.

Deferred income mainly refers to the Parent and includes €220 million (€282 million at December 31, 2006) for the deferral of revenues from the activation of telephone service (current portion).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—CURRENT INCOME TAX PAYABLES

Current income tax payables amount to €197 million (€219 million at December 31, 2006) and mainly refer to IRES payable on the national consolidated tax return filed by the Telecom Italia Group (€102 million), the income tax payable on the profit of the TIM Participações group (€40 million), HanseNet (€18 million) and Telecom Italia Sparkle (€18 million), a company which is not included in the national consolidated tax return filed by the Telecom Italia Group.

NOTE 24—DERIVATIVE INSTRUMENTS

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2007 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and on demand.

The following tables show the derivative transactions put into place by the Telecom Italia Group at December 31, 2007 divided between Fair value hedge derivatives (Table 1), Cash flow hedge derivatives (Table 2) and Non-hedge accounting derivatives (Table 3), in accordance with IAS 39:

Table 1—Fair Value Hedge Derivatives

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of Euro)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2008 on the U.S.$ 1,000 million (equivalent amount of €679 million at 12/31/2007) 5-year tranche of the bonds issued by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million in October 2003	850	(176)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion (equivalent amount of €121 million at 12/31/2007) originally issued by Olivetti Finance N.V.S.A. (2002-2032)	172	(83)

CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in October 2004 for a total amount of U.S.$ 3,500 million (equivalent amount of €2,378 million at 12/31/2007) (5-year tranche of U.S.$ 1,250 million, 10-year tranche of U.S.$ 1,250 million and 30-year tranche of U.S.$ 1,000 million)	2,831	(481)

CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in September 2005 for a total amount of U.S.$ 2,500 million (equivalent amount of €1,698 million at 12/31/2007) (5-year tranche of U.S.$ 700 million, 5.35-year tranche of U.S.$ 400 million and 10-year tranche of U.S.$ 1,400 million)	2,068	(371)

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$ 2,600 million on the two 5-year tranches for a total of U.S.$ 1,600 million (equivalent amount of €1,087 million at 12/31/2007)	1,264	(155)

Total Fair Value Hedge Derivatives	7,185	(1,266)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

On the tranche maturing in November 2008 for U.S.$1,000 million (€850 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the coupon rate of 4% in U.S.$ to the 3-month Euribor.

•

For €172 million, on the bonds 2002-2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V.S.A. (now Telecom Italia Finance S.A.), the following transactions were put into place:

–	by Telecom Italia Finance S.A., an IRS contract under which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

–	by Telecom Italia S.p.A., a CCIRS contract, on a floating rate intragroup loan in JPY, under which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.

•

On the bonds of U.S.$3,500 million issued by Telecom Italia Capital S.A. in October 2004, Telecom Italia Capital S.A. put into place CCIRS contracts for €2,831 million converting the coupon fixed rate in U.S.$ to the 6-month Euribor.

•

On the bonds of U.S.$2,500 million issued by Telecom Italia Capital S.A. in September 2005, Telecom Italia Capital S.A. put into place CCIRS contracts for €2,068 million converting the coupon rate in U.S.$ to the 6-month Euribor.

•

On the two tranches maturing July 2011 for U.S.$1,600 million (€1,264 million) of bonds for a total of U.S.$2,600 million issued by Telecom Italia Capital S.A. in July 2006, Telecom Italia Capital S.A. put into place CCIRS contracts converting the coupon rate (respectively, of 6.2% in U.S.$ and the U.S.$ 3-month Libor +0.61%) to the 6-month Euribor.

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2—Cash Flow Hedge Derivatives

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of euro)
Forward purchase transactions of U.S.$ 2 million put into place by Telecom Media News S.p.A. maturing up to December 2008	1	—

U.S.$ Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011	3	—

Forward purchase transactions of U.S.$ 6 million maturing June 2013 and forward sales transactions of U.S.$ 3 million (equivalent nominal amount for a total of €6 million at 12/31/2007), maturing up to March 2008, put into place by Elettra TLC S.p.A.	6	—

U.S.$/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of U.S.$ 68 million maturing up to June 2013	50	—

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on bonds of €110 million issued by Telecom Italia S.p.A. (2004-2009)	110	3

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of U.S.$ 2,000 million (equivalent amount of €1,359 million at 12/31/2007) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$ 4,000 million	1,709	(329)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million issued by Telecom Italia S.p.A. (2004-2015)	120	9

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of euro)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount of €682 million at 12/31/2007) issued by Telecom Italia S.p.A. in June 2005	751	(29)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of GBP 850 million (equivalent amount of €1,159 million at 12/31/2007) issued by Telecom Italia S.p.A. in June 2004	1,258	(47)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of €545 million at 12/31/2007) issued by Telecom Italia S.p.A. in May 2006	587	(27)

IRS transaction put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of € 1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012	1,000	14

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 related to the Telecom Italia Finance S.A. “Dual-Currency” loan with a notional principal of JPY 20 billion (equivalent amount of €121 million at 12/31/2007) originally received by Olivetti International Finance N.V. (now Telecom Italia Finance S.A.)	174	(63)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of U.S.$ 1,000 million (equivalent amount of €679 million at 12/31/2007) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of U.S.$ 4,000 million	849	(179)

CCIRS transactions put into place by Telecom Italia Capital S.p.A. maturing July 2036 on the 30-year tranche of U.S.$ 1,000 million (equivalent amount of €679 million at (12/31/2007) on the bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of U.S.$ 2,600 million	791	(12)

Total Cash Flow Hedge Derivatives	7,409	(660)

•

Forward purchase transactions in U.S.$, for an equivalent amount of €1 million, put into place by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ originally from January 2007 to December 2008.

•

U.S.$ call / EUR put options, for an equivalent amount of €3 million, purchased by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in U.S.$ from January 2009 to February 2011.

•

Forward purchase transactions for U.S.$ 6 million (maturing June 2013), forward sales transactions for U.S.$ 3 million, (monthly maturities up to March 2008), for an equivalent of a total of €6 million, put into place by Elettra TLC S.p.A. to hedge the exchange rate risk on its contractual flows from ship charter activities.

•

U.S.$/EUR collar options purchased by Elettra TLC S.p.A. to hedge the exchange rate risk of its contractual flows from ship charter activities equal to U.S.$ 68 million maturing up to June 2013 (monthly maturities); by virtue of these hedging transactions the equivalent amount is set in range of between €44 and €50 million.

•

On the bonds 2004-2009 of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put into place an IRS contract converting the 3-month Euribor to an annual fixed rate of 3.35%.

•

On the tranche maturing in November 2013 of U.S.$ 2,000 million (€1,709 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million, Telecom Italia S.p.A. put into place CCIRS contracts converting the coupon rate of 5.25% in U.S.$ to a fixed rate of 5.035% in euro.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

On the bonds of €120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing in November 2015, Telecom Italia S.p.A. put into place IRS contracts converting the 3-month Euribor to an annual fixed rate of 4.161%.

•

On the bonds 2005-2015 of GBP 500 million (€751 million) issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put into place CCIRS contracts converting a rate of 5.625% in GBP to a fixed rate of 4.34% in euro.

•

On the GBP 850 million bonds issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put into place CCIRS contracts for €1,258 million, maturing June 2019, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.31% in euro.

•

On the bonds 2006-2023 of GBP 400 million (€587 million) issued by Telecom Italia S.p.A. in May 2006, Telecom Italia S.p.A. put into place CCIRS contracts converting a rate of 5.875% in GBP to a fixed rate of 5.53% in euro.

•

On the bonds 2005-2012 of €1,000 million issued by Telecom Italia S.p.A. in December 2005, Telecom Italia S.p.A. put into place IRS contracts converting the Euribor +0.53% coupon rate to a fixed rate of 4.54% in euro up to December 2010.

•

With reference to the Telecom Italia Finance S.A. “Dual Currency” loan with a notional principal of JPY 20 billion (U.S.$ 186 million) and a 5% fixed interest rate with a step-up of +0.45% in U.S.$ maturing October 2029, originally received by Olivetti International Finance N.V., the following was put into place for €174 million:

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

•

On the tranche of U.S.$ 1,000 million (€849 million) maturing in November 2033 relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of U.S.$ 4,000 million, Telecom Italia S.p.A. put into place CCIRS contracts converting the rate of 6.375% in U.S.$ to the fixed rate of 6% in euro.

•

On the tranche of U.S.$ 1,000 million (€791 million) maturing in July 2036 relating to the bonds issued in July 2006 by Telecom Italia Capital S.A. for a total of U.S.$ 2,600 million, Telecom Italia S.p.A. put into place CCIRS contracts converting the rate of 7.20% in U.S.$ to the fixed rate of 5.88% in euro.

The hedge of cash flows by derivatives designated as Cash Flow Hedges at December 31, 2007 was considered highly effective and at December 31, 2007 led to:

•	recognition of an unrealized gain in equity of €354 million;

•	the transfer from equity to the income statement of net losses from Exchange differences on translating foreign operations of € 540 million.

Furthermore, in 2006, the Reserve for cash flow hedges included an unrealized gain of €89 million relating to IRS contracts with a total notional amount of €3 billion relating to the Term Loan secured in December 2004. During 2007, the Telecom Italia winded up the IRS derivatives in advance and ended the associated hedging relationship. At December 31, 2007, the total gain on the hedging instrument that is still recognized in equity amounts to €34 million. The positive impact reversed to the income statement in 2007 is €55 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Cash Flow Hedges will generate cash flows and produce economic effects on the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(million)
EURO	110	Jan-08	Mar-09	3-month Euribor +0.60%	QUARTERLY
U.S.$	2,000	Jan-08	Oct-13	5.25%	SEMIANNUALLY
EURO	120	Jan-08	Nov-15	3-month Euribor +0.66%	QUARTERLY
GBP	500	Jan-08	Jun-15	5.63%	ANNUALLY
GBP	850	Jan-08	Jun-19	6.38%	ANNUALLY
GBP	400	Jan-08	May-23	5.88%	ANNUALLY
EURO	1,000	Jan-08	Dec-10	3-month Euribor +0.53%	QUARTERLY
U.S.$	186	Jan-08	Oct-29	5.45%	SEMIANNUALLY
U.S.$	1,000	Jan-08	Nov-33	6.38%	SEMIANNUALLY
U.S.$	1,000	Jan-08	Jul-36	7.20%	SEMIANNUALLY

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flows Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges in 2007 is immaterial.

Table 3—Non-Hedge Accounting Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of Euro)
IRS transactions maturing July 2011 on bonds of USD 850 million issued by Telecom Italia Capital S.A. (2006-2011)	100	—

IRS transactions maturing November 2011 put into place by Telecom Italia Finance S.A.	100	—

Interest rate and foreign exchange contracts put into place by Group companies	524	3

Total Non-Hedge Accounting Derivatives	724	3

•

On the 2006-2011 bonds of USD 850 million maturing July 2011 issued by Telecom Italia Capital S.A., Telecom Italia Finance S.A. put into place IRS for a total of €100 million under which Telecom Italia Finance S.A. receives the floating rate coupon if the 10-year USD rate is higher than the 2-year USD rate and pays a semiannual floating rate.

•

IRS transactions maturing November 2011 put into place by Telecom Italia Finance S.A. for € 100 million under which Telecom Italia Finance S.A. pays the difference between the 2-year USD swap rate and the 2-year USA government rate and receives an average fixed rate of 0.8225%. The company is not exposed to any foreign currency exchange risk.

•	Interest rate and foreign exchange rate contracts amount to a total of €524 million and comprise:

–	foreign exchange rate transactions of Telecom Italia S.p.A. for €19 million;

–	foreign exchange rate transactions of Telecom Italia Finance S.A. for €122 million;

–	foreign exchange rate transactions of Telecom Italia Capital S.A. for €5 million;

–	foreign exchange rate transactions of Telecom Italia Sparkle S.p.A. for €39 million;

–	foreign exchange rate transactions of Olivetti S.p.A. for €1 million;

–	interest rate and foreign exchange rate transactions of Tim Celular S.A. for €290 million;

–	interest rate and foreign exchange rate transactions of Tim Nordeste S.A. for €48 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount as of December 31, 2007	Notional amount as of December 31, 2006	Mark to Market Spot (Clean Price) as of December 31, 2007	Mark to Market Spot (Clean Price) as of December 31, 2006
		(millions of Euro)
Interest Rate Swaps	Interest Rate Risk	—	—	—	—
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	7,185	8,623	(1,266)	(787)

Total Fair Value Hedge Derivatives		7,185	8,623	(1,266)	(787)

Interest Rate Swaps	Interest Rate Risk	1,230	4,230	26	102
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	6,119	6,119	(686)	(538)
Commodity Swap	Commodity Risk (energy)	—	89	—	(6)
Forward and Forex Options	Foreign currency exchange rate risk	60	5	—	—

Total Cash Flow Hedge Derivatives		7,409	10,443	(660)	(442)

Non-Hedge Accounting Derivatives		724	3,186	3	6

Total Telecom Italia Group Derivatives		15,318	22,252	(1,923)	(1,223)

NOTE 25—INFORMATION ON OTHER FINANCIAL INSTRUMENTS

Valuation at fair value

The majority of the non-current financial liabilities of the Telecom Italia Group is composed of notes/ bonds and their fair market value can be easily determined by reference to financial instruments which, by size and diffusion among investors, are commonly traded (see the “Note—Financial liabilities (current and non-current)”). However, with regard to other types of financing, the following assumptions were made in order to determine fair value:

•	for floating-rate loans, the nominal repayment amount;

•	for fixed-rate loans, discounted cash flow analysis using market rates at December 31, 2007.

Lastly, for the majority of financial assets, the carrying amount represents a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables required by IFRS 7 present additional information on financial instruments for assets and liabilities at December 31, 2007 and at December 31, 2006 on the basis of the categories indicated in IAS 39, including details of overall gains and losses.

Fair value by IAS 39 category as of December 31, 2007

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements 12/31/2007	Amortized cost	Cost	Fair value taken to equity	Fair value recognized to the income statement	Amounts recognized in the financial statements according to IAS 17	Fair value at 12/31/2007
		(millions of Euro)
Assets
Loans and receivables	LaR	14,506	14,506					14,506
Financial assets held-to-maturity	HtM	32	32					32
Available-for-sale financial assets	AFS	312		51	259	2		312
Financial assets at fair value through profit or loss held for trading	FAHfT	124				124		124
Hedging derivatives	n.a.	472			342	130		472
Other financial assets at fair value	n.a.	260				260		260
Assets measured according to IAS 17	n.a.	428					428	428

		16,134						16,134

Liabilities
Financial liabilities at amortized cost	FLAC	48,064	48,064					48,090
Financial liabilities at fair value through profit or loss held for trading	FLHfT	9				9		9
Hedging derivatives	n.a.	2,305			920	1,385		2,305
Liabilities measured according to IAS 17	n.a.	2,071					2,071	2,447

		52,449						52,851

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amounts and amounts recognized in the financial statements by IAS 39 category as of December 31, 2007

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2007	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
		(millions of Euro)
Assets
Other investments	AfS	57		51	6
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	121	121
of which securities	HtM	1	1
of which securities	AFS	8			6	2
of which hedging derivatives	n.a.	286			244	42
of which receivables for lessors’ net investments	n.a.	279					279
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	15	15
of which other financial assets at fair value	n.a.	260				260
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	7,867	7,867
Securities
of which held-to-maturity	HtM	31	31
of which available-for-sale	AFS	247			247
of which held for trading	FAHfT	112				112
Financial receivables and other current financial assets
of which loans and receivables	LaR	30	30
of which non-hedging derivatives	FAHfT	12				12
of which hedging derivatives	n.a.	186			98	88
of which receivables for lessors’ net investments	n.a.	149					149
Cash and cash equivalents	LaR	6,473	6,473

		16,134

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	33,300	33,300
of which hedging derivatives	n.a.	1,942			855	1,087
of which financial lease liabilities	n.a.	1,809					1,809
Current financial liabilities
of which liabilities at amortized cost	FLAC	5,951	5,951
of which non-hedging derivatives	FLHfT	9				9
of which hedging derivatives	n.a.	363			65	298
of which financial lease liabilities	n.a.	262					262
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	8,813	8,813

		52,449

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value by IAS 39 category as of December 31, 2006

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2006	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2006
		(millions of Euro)
Assets
Loans and receivables	LaR	15,127	15,127					15,127
Financial assets held-to-maturity	HtM
Available-for-sale financial assets	AFS	1,047		429	616	2		1,047
Financial assets at fair value through profit or loss held for trading	FAHfT	562				562		562
Hedging derivatives	n.a.	450			297	153		450
Other financial assets at fair value	n.a.	190				190		190
Assets measured according to IAS 17	n.a.	377					377	377

		17,753						17,753

Liabilities
Financial liabilities at amortized cost	FLAC	50,483	50,483					50,923
Financial liabilities at fair value through profit or loss held for trading	FLHfT	12				12		12
Hedging derivatives	n.a.	1,670			773	897		1,670
Liabilities measured according to IAS 17	n.a.	2,116					2,116	2,582

		54,281						55,187

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amounts and amounts recognized in the financial statements by IAS 39 category as of December 31, 2006

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2006	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
		(millions of Euro)
Assets
Other investments	AFS	776		429	347
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	207	207
of which securities	AFS	12			10	2
of which hedging derivatives	n.a.	243			231	12
of which receivables for lessors’ net investments	n.a.	229					229
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	41	41
of which other financial assets at fair value	n.a.	190				190
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	7,591	7,591
Securities
of which held-to-maturity	HtM
of which available-for-sale	AFS	259			259
of which held for trading	FAHfT	553				553
Financial receivables and other current financial assets
of which loans and receivables	LaR	69	69
of which non-hedging derivatives	FAHfT	9				9
of which hedging derivatives	n.a.	207			66	141
of which receivables for lessors’ net investments	n.a.	148					148
Cash and cash equivalents	LaR	7,219	7,219

		17,753

Liabilities
Non-current financial liabilities of which liabilities at amortized cost	FLAC	37,505	37,505
of which hedging derivatives	n.a.	1,451			666	785
of which financial lease liabilities	n.a.	1,847					1,847
Current financial liabilities
of which liabilities at amortized cost	FLAC	5,153	5,153
of which non-hedging derivatives	FLHfT	12				12
of which hedging derivatives	n.a.	219			107	112
of which financial lease liabilities	n.a.	269					269
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	7,825	7,825

		54,281

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ADDITIONAL INFORMATION ON FINANCIAL INSTRUMENTS ACCORDING TO IFRS 7

Gains and losses by IAS 39 category—year 2007

	IAS 39 categories	Gains (losses), net(1)	of which interest income (expenses)
		(millions of euro)
Loans and Receivables	LaR	(836)	202
Financial assets Held-to-Maturity	HtM	—	—
Available-for-Sale Financial assets(2)	AfS	258	—
Financial Assets/Liabilities Held for Trading	FAHfT e FLHfT	59	—
Financial Liabilities at Amortised Cost	FLAC	(2,233)	(2,211)

Total		(2,752)	(2,009)

(1)	Of which, €1 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

(2)	They include gains of €138 million tranferred to the income statement from equity.

Gains and losses by IAS 39 category—year 2006

	IAS 39 categories	Gains (losses), net(1)	of which interest income (expenses)
		(millions of euro)
Loans and Receivables	LaR	(394)	242
Financial assets Held-to-Maturity	HtM	—	—
Available-for-Sale Financial assets(2)	AfS	198	—
Financial Assets/Liabilities Held for Trading	FAHfT e FLHfT	9	—
Financial Liabilities at Amortised Cost	FLAC	(2,337)	(2,295)

Total		(2,524)	(2,053)

(1)	Of which, €5 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

(2)	They include gains of €138 million transferred to the income statement from equity.

NOTE 26—FINANCIAL ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

The contracts for easy-term loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of €410 million are guaranteed by a part of the receipts of those companies which pass through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the company, otherwise the funds are automatically transferred to accounts on which the company has full access.

NOTE 27—CONTINGENT ASSETS AND LIABILITIES, COMMITMENTS AND OTHER GUARANTEES

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved as of December 31, 2007 are described below. For the disputes considered likely to have an adverse outcome, the Group has made provisions totalling €426 million; for those where an adverse outcome is considered unlikely or for which a reliable estimate cannot be made of the amount, no provisions have been made.

In addition to the contingent liabilities reported below, this note also describes contingent assets, in connection with the restitution of the 1998 licence fee, amounting to €529 million plus interest.

a)    Contingent liabilities

FASTWEB

In December 2006, Fastweb notified Telecom Italia of the start of an arbitration proceeding under the arbitration clause of the interconnection contract concluded between the parties in January 2000, alleging non-performance of contract in connection with the fixed/mobile termination fees charged from January 1, 2000 to the end of November 2006.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Specifically, Fastweb asserts that Telecom Italia violated the obligation imposed by the regulator on companies with significant market power, to apply cost-oriented, non-discriminatory fees. The related request for damages amounts to approximately €79 million.

Telecom Italia filed a counterclaim in the arbitration proceeding, challenging Fastweb’s statements.

***

In previous financial years, at the conclusion of case A/351 of the Antitrust Authority, Telecom Italia paid a fine of €115 million for alleged abuse of dominant position. In connection with that measure, proceedings are still underway in the action brought by Fastweb in November 2006 before the Milan Court of Appeal claiming damages of €644 million.

Telecom Italia has defended the case, arguing that Fastweb’s requests are unfounded and inadmissible.

In 2007 the Court of Appeal ordered a technical accounting appraisal on its own authority to determine the exact amount of the damages requested by Fastweb.

During the court-ordered appraisal Telecom Italia will contest Fastweb’s quantification of the damages and the existence of any liability for Telecom Italia.

***

In October 2007 Fastweb brought an action before the Milan Court of Appeal for damages of € 970 million in relation to the alleged market abuse of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential users and non-residential users and retail broadband Internet access.

The action brought by Fastweb is based on the order issued by the Milan Court of Appeal on May 16, 2006 which, upheld an urgent appeal by Fastweb and prohibited Telecom Italia from continuing with allegedly abusive conduct involving the use of information on former clients by its marketing departments for targeted win-back activities, increased commission incentives to its sales network with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

H3G

In August 2007, at the conclusion of Antitrust case A/357, Telecom Italia was ordered to pay an administrative fine of €20 million for anti-competitive conduct. In December 2007 H3G initiated proceedings before the Milan Court with reference to the illicit conduct already punished by the Antitrust Authority.

Specifically, H3G alleges that Tim (now Telecom Italia) engaged in illegal conduct by applying to its own marketing divisions more favourable technical and/or economic conditions for the termination of fixed/mobile calls on its own network than those applied to competitors. H3G is claiming damages of approximately €700 million.

Telecom Italia will defend the case, arguing that H3G’s assertions are unfounded.

***

In January 2008 Telecom Italia was notified of the initiation of an action by H3G before the Milan Court to requesting payment by Telecom Italia of compensatory and exemplary damages, to be quantified during the trial, for alleged anti-competitive conduct consisting in illegitimate contacts with users who had applied for mobile number portability (MNP) towards H3G. The plaintiff asserts that a significant percentage of users who had applied for portability of their numbers towards H3G and had signed the related contract were contacted by Telecom Italia for purposes of win-back or retention, to convince them to revoke the applications for portability already addressed to H3G and remain customers of Telecom Italia. According to H3G, such systematic retention and win-back policies are illegitimate inasmuch as they violate the regulatory provisions related to MNP, which prohibit the recovery of customers using the historic information of those which have migrated, which must be preserved in the utmost confidence by the operator giving up customers and used only for activation of the service.

Telecom Italia will defend the case, challenging each assertion and claim against the Company.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

WIND

Following the above-mentioned Antitrust Authority case A/351, which ended with Telecom Italia being ordered to pay a fine of €115 million for alleged abuses of dominant position, Wind initiated an action in November 2007 before the Milan Court of Appeal against Telecom Italia requesting damages of €545 million for anti-competitive conduct.

Wind alleges that Telecom Italia’s abusive conduct prevented Wind from increasing its sales of fixed communication services (voice telephony and value-added services, data transmission, Internet access and services to other operators) and mobile telephony services to business customers.

Telecom Italia is defending the case, arguing that Wind’s assertions and claims for damages are unfounded.

***

In January 2008 Wind initiated a proceeding under Article 82 of the EC Treaty before the Milan Court requesting damages of approximately €600 million as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and the market for retail services to residential and micro-business customers.

In particular, Wind asserts that Telecom Italia engaged in illegal conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to transfer service to Wind or recovering former customers which had already switched to Wind, using confidential commercial information, and in systematically preparing irregular commercial offers which in many cases could not be promptly replicated by competitors. Telecom Italia will defend the case, contesting Wind’s assertions and claims for damages.

VODAFONE

Proceedings are still underway before the Milan Court of Appeal in the action under art.33—Law No. 287/1990 brought by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately €525 million and subsequently revised to €759 million, in relation to Telecom Italia’s alleged abuse of dominant position by exploiting its dominance in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market, and taken advantage of its market power in the supply of mobile telephony services and the recent restructuring of the Group involving the organizational and functional integration of Telecom Italia and Tim by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved a violation of the law on the protection of personal data.

Telecom Italia has defended the case, contesting Vodafone’s assertions and claims.

APPEALS AGAINST THE LICENCE FEE

Some appeals are still pending before the Lazio Regional Administrative Court, in which judgment is not expected in the near future. They were filed in prior years by Telecom Italia and Tim and concern the base for calculating the licence fee. In particular:

•

the appeal submitted by Telecom Italia in 2003 for the annulment of the letter dated July 9, 2003 (ref. no. 16605) ordering the Company to pay €72 million as the balance of the licence fees for the years 1997-98, of which €31 million for 1997 and €41 million for 1998. The date for hearing the merits of the case has still to be fixed;

•

the appeal submitted by Tim in 2003 for the annulment of the letter dated May 23, 2002, in which the Ministry of Communications had requested payment of the balance of the licence fees for the years 1996-98 amounting to €14 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TAX DISPUTES

•

Between October and November 2007 Telecom Italia S.p.A. received four reports from the Tax Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (Telecom Italia, TIM and Tim Italia). The most important objections concerned the write-down of the Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deduction of the levy on telephony (2002 financial statements of Telecom Italia and TIM), the taxation of income recognized in the 2004 financial statements following the ruling by the Lazio Regional Administrative Court that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, following the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

The competent offices of the tax authorities have decided not to pursue the objection concerning the deduction of the levy on mobile telephony in 2002 and is still examining the other matters.

The objections set out in the reports, except for that concerning the deduction of the levy on mobile telephony in 2002, would involve additional income taxes of €2.5 billion.

In all matter, the Company considers that it can prove that it interpreted and applied the rules correctly.

•

As already stated in the financial report for 2006, on January 26, 2007 the Company received the report containing the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of Blu into Tim.

On December 12, 2007 the Company received the related notice of assessment of additional Corporate income tax (IRPEG) and Regional tax on productive activities (IRAP) for 2002.

The assessment notice requests payment of €436 million additional IRPEG and IRAP, plus fines and interest amounting to approximately €492 million. The Company has filed an appeal before the Turin Provincial Tax Commission, considering that its arguments are well-founded and sustainable.

•

In 2007 Telecom Italia Sparkle received various requests for information from the judicial authorities in connection with an investigation of one of its suppliers for an alleged value-added-tax fraud perpetrated in complicity with other (Italian and foreign) persons operating in the market for “Premium” telecommunications services. In brief, Telecom Italia Sparkle had concluded standard Virtual Transit Service contracts under which it collected traffic generated by Premium services and aggregated by its EU customers abroad and then routed it towards the terminal destinations managed by the supplier.

As a precaution, Telecom Italia Sparkle has interrupted business relationships with the persons under investigation.

The Company considers that it has acted in compliance with the legislation in force based on the opinions of outside advisors, among other matters.

GREECE

On January 23, 2007 Telecom Italia, received notice of the action brought by TCS Capital Management LLC (TCS) before the United States District Court for the Southern District of New York.

TCS (previously a minority shareholder of Tim Hellas) has applied for indemnification of the losses it allegedly incurred following the sale of Tim International’s interest in Tim Hellas to some investment funds (which are also cited) and the subsequent cash-out merger carried out by the funds, allegedly to the detriment of the interests of the minority shareholders of Tim Hellas.

TCS requested the court to find Telecom Italia in violation of US law, which is applicable because Tim Hellas was listed on NASDAQ, and to order it to pay punitive damages and legal expenses in an amount to be established during the trial, which is still in its initial phase. In June 2007 TCS filed an amended complaint specifying some of its claims more precisely. Lastly, in August 2007 Telecom Italia filed a motion to dismiss with a view to being excluded from the trial. The judge has not yet ruled on the petitions by the parties.

***

Consolidated Financial Statements	Notes To Consolidated Financial Statements

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the major disposals of assets and companies in 2007 and prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising from guarantees contained in the contracts and legal, tax, social security and labour disputes.

At December 31, 2007, in respect of these contingent liabilities totalling approximately €800 million, provisions have been set aside only for the cases where a disbursement is deemed likely and amount to €120 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate the amount that the Telecom Italia Group might be called upon to pay.

b)    Contingent assets

LICENCE FEE FOR 1998

On February 21, 2008 the European Court of Justice issued a ruling in favor of the Telecom Italia Group on the question of the incompatibility with Community law of the provisions of Italian law (Article 20 of Law No. 488/1998) that, in an already liberalized market, had extended the obligation to pay the licence fee to 1998.

In May 2006 the Lazio Regional Administrative Court, acting on appeals submitted by Telecom Italia and Tim regarding their right to restitution of the licence fee they paid for 1998 (€386 million for Telecom Italia and €143 million for Tim, plus interest) had suspended the national proceeding and applied to the European Court of Justice for a ruling on the preliminary question, considering the above-mentioned provisions of Italian law to be potentially in conflict with Directive 97/13 regarding rights and charges for individual licences.

It is now expected that the Lazio Regional Administrative Court, upon resuming the administrative proceeding, will issue a ruling that the national law was incompatible with EC law, in accordance with the position of the European Court of Justice.

***

c)    Commitments and other guarantees

Personal guarantees of € 287 million, net of €169 million of counter-guarantees received, consisted mainly of sureties provided by Telecom Italia on behalf of associates (€95 million) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I has been pledged to the banks that financed the associate.

Purchase and sale commitments at December 31, 2007 amounted to €672 million and €2 million, respectively, and referred to the part still to be fulfilled of commitments not falling within the Group’s normal “operating cycle”.

The purchase commitments consisted mainly of:

•

€268 million of orders to suppliers of Telenergia in relation to the electricity supply agreements reached with Endesa for the three-year period 2006-2008, with Edison Energia for the three-year period 2007-2009 and with Eni for 2008;

•	€375 million of DVB-H contracts concluded by Telecom Italia with the main domestic television operators, in particular the Mediaset Group and Sky Italia, in order to provide the “Tim-TV” service;

•	€13 million for the subscription of shares of Fondo Clessidra.

It should also be noted that in December 2007 the Tim Brasil Group was awarded the licence for 3G services throughout Brazil for Brazilian Reais 1.3 billion (about €520 million), with an average premium of 95% to the auction floor price.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The contract is expected to be signed in early 2008.

Group companies issued “weak” letters of patronage for a total of €129 million, mainly on behalf of associates to guarantee insurance policies, credit lines and facilities.

Guarantees provided by third parties for obligations of Group companies referred to loans (€1,944 million) and the performance of contracts (€772 million). The total includes sureties issued by BBVA for €867 million, by Intesa Sanpaolo for € 420 million (of which €263 million for a loan that expired in December 2007 for which the guarantee expired in February 2008), by Sumitomo for €129 million, by Bank of Tokyo—Mitsubishi UFJ for €200 million, by Banco Santander for €86 million and by Banca Nazionale del Lavoro for €242 million in respect of EIB loans for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno.

NOTE 28—REVENUES

Revenues amount to €31,290 million in 2007, €31,275 million in 2006 and €29,919 million in 2005, showing an increase of €15 million in 2007 compared to 2006 (or 0.05%) and an increase of €1,356 million in 2006 compared to 2005 (or 4.5%).

Details of revenues are as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Sales:
• telephone equipment		1,902	2,002	1,952
• other sales		373	429	362

	(A)	2,275	2,431	2,314

Services:
• traffic		16,233	16,607	15,810
• subscription charges		8,698	8,111	8,133
• fees		494	400	359
• Value Added Services (VAS)—mobile telecommunications		2,409	1,967	1,641
• fixed fee for recharging prepaid cards		162	738	737
• other services		1,008	1,028	850

	(B)	28,004	28,851	27,530

Revenues on construction contracts	(C)	11	(7)	75

Total	(A+B+C)	31,290	31,275	29,919

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to €5,274 million in 2007 (up 7.8%), € 5,721 million in 2006 (up 18.5%) and €4,829 million in 2005.

In 2007, the reduction in the amount due to other TLC operators of €447 million is due, among other things, to the change relating to Non-Geographical Numbering and the end of certain international wholesale contracts, countered by the increase connected with the changes in the termination rates of voice calls on the networks of other fixed and mobile operators.

In 2006, the increase of €892 million reflects the positive impact of €262 million deriving from changes in operations and regulations regarding the interconnection relationships among the mobile telephone operators in the Brazilian market starting from July 2006 (similarly, there was an increase in costs for the portion to be paid to other TLC operators).

For a breakdown of revenues by business/geographical segment, reference should be made to “Note—Segment information”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 29—OTHER INCOME

Other income amounted to €413 million in 2007, €606 million in 2006 and €678 million in 2005, showing a decrease of €193 million in 2007 compared to 2006 and a decrease of €72 million in 2006 compared to 2005.

Details of other income are as follows:

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Compensation for late payment of regulated telephone services	90	91	105
Release of provisions and other liabilities	74	179	228
Recovery of employee benefits expenses and services rendered	54	60	56
Grants related to assets and grants related to income	34	42	47
Damage compensations and penalties	50	52	35
Sundry income	111	182	207

Total	413	606	678

NOTE 30—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to €14,545 million in 2007, €14,191 million in 2006 and €12,937 million in 2005, showing an increase of €354 million in 2007 (or 2.5%) compared to 2006 and an increase of €1,254 million in 2006 (or 9.7%) compared to 2005.

Details are as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Acquisition of goods and merchandise for resale	(A)	2,638	2,578	2,506

Costs of services:
Revenues due to other TLC operators		5,274	5,721	4,829
Interconnection costs		451	125	71
Commissions, sales commissions and other selling expenses		1,618	1,511	1,263
Advertising and promotion expenses		630	584	593
Professional consulting and services		485	480	530
Utilities		422	421	308
Maintenance		354	350	339
Outsourcing costs for other services		365	267	256
Mailing and delivery expenses for telephone bills, directories and other materials to customers		120	106	90
Other service expenses		1,022	1,005	1,048

	(B)	10,741	10,570	9,327

Lease and rental costs:
Property lease rents		602	560	641
TLC circuit lease rents and rents for use of satellite systems		288	271	274
Other lease and rental costs		276	212	189

	(C)	1,166	1,043	1,104

Total	(A+B+C)	14,545	14,191	12,937

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 31—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amount to €3,884 million in 2007, € 3,801 million in 2006 and €4,142 million in 2006, showing an increase of €83 million in 2007 (or 2.2%) compared to 2006 and a decrease of €341 million in 2006 (or 8.2%) compared to 2005. The 2007 increase mainly refers to higher expenses (€81 million) relating to employees outside Italy (due to the inclusion of the AOL internet activities in Germany).

Employee benefits expenses consist of the following:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Employee benefits expenses at payroll:
Wages and salaries		2,693	2,625	2,600
Social security expenses		951	796	813
Employee severance indemnities		68	146	168
Other employee expenses		76	71	88

	(A)	3,788	3,638	3,669

Temp work costs	(B)	57	55	52

Miscellaneous expenses for personnel and for other labor-related services rendered:
Remuneration of personnel other than employees		16	18	18
Charges for termination benefit plans		161	76	394
Other		(138)	14	9

	(C)	39	108	421

Total	(A+B+C)	3,884	3,801	4,142

In 2007, wages and salaries, social security expenses and employee severance indemnities of the Parent and other Italian companies of the Group were affected by the application of the TLC national labor agreement as a result of the increases in the new minimum contract terms (from October 2006 as established by the December 3, 2005 Agreement for the two-year economic period 2005-2006 and from October 2007 as established in the July 31, 2007 Agreement for two-year economic period 2007-2008).

Moreover, social security expenses increased by €155 million partly as a result of recording the amounts destined to the INPS Treasury Fund and the Supplementary Pension Funds in this caption (equal to €130 million) owing to the new laws on supplementary social security benefits.

“Miscellaneous expenses for personnel and for other labor-related services rendered—other” (€138 million income in 2007) include the profit bonus (-€79 million) accrued in the second half of 2006 and no longer due as a result of the agreements reached with the unions in June 2007. Such agreements authorized the alignment of the profit bonus of the Parent, Telecom Italia, and other Group companies with the payment criteria established for ex-TIM Italia. This item also includes the positive impact of the actuarial calculation of the provision for employee severance indemnities as a result of applying the new law dealing with supplementary benefits (-€59 million).

In 2006, the decrease of €341 million is principally due to a reduction in expenses for employee termination benefit incentive plans and, to a lesser extent, the reduction of employee benefits expenses at payroll and temp work costs which fell by €28 million (- 0.8%).

The decrease in the employee severance indemnities is due to the effect of the actuarial calculation of the provision for employee severance indemnities and the turnover of personnel working at the Italian companies of the Group.

Other employee benefits expenses in 2006 include €1 million for the valuation of stock options and €22 million for other benefits to employees.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The average equivalent number of salaried personnel, excluding those of Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts, is 79,628 in 2007, 79,993 in 2006 and 79,869 in 2005. A breakdown by category is as follows:

	Year ended December 31,
	2007	2006	2005
	(units)
Executives	1,315	1,384	1,541
Middle management	5,234	5,065	4,744
White collars	70,519	70,748	70,375
Blue collars	341	417	722

Total employees at payroll	77,409	77,614	77,382
Personnel with temp work contracts	2,219	2,379	2,487

Total employees	79,628	79,993	79,869

At December 31, 2007, the number of employees is 83,429 (83,209 at December 31, 2006) with an increase of 220.

Employees by segment are analyzed in “Note—Segment information”.

NOTE 32—OTHER OPERATING EXPENSES

Other operating expenses amount to €2,245 million in 2007, €1,543 million in 2006 and €1,468 million in 2005, showing an increase of €702 million in 2007 (or 45.5%) compared to 2006 and an increase of €75 million in 2006 (or 5.1%) compared to 2005.

Details are as follows:

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Impairments for bad debts and charges for non-financial credit management	960	564	521
Provision charges	323	107	71
TLC operating fees	283	236	181
Taxes on revenues of South American companies	266	222	178
Duties and indirect taxes	158	159	145
Penalties, compensations and administrative fines	60	49	31
Association fees, donations, scholarships and trainingships	27	25	25
Other expenses	168	181	316

Total	2,245	1,543	1,468

For the years 2007 and 2006 Other operating expenses, included in the additional information on financial instruments (pursuant to IFRS 7), amounted respectively to €960 million and €564 million.

Additional details on Financial Instruments are provided in the “Note—Information on financial instruments”.

The increase of Other operating expenses in 2007 with respect to 2006 is mainly attributable to the Parent company and refers to a higher provision charge for bad debts and to other provisions charges in relation to the negative development on disputes of a regulatory nature with other telephone operators.

NOTE 33—INTERNALLY GENERATED ASSETS

Internally generated assets amount to €577 million in 2007, € 496 million in 2006 and €471 million in 2005, showing an increase of €81 million in 2007 (or 16.3%) compared to 2006 and an increase of €25 million in 2006 (or 5.3%) compared to 2005.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Internally generated assets consist of the following:

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Intangible assets with a finite useful life	365	318	287
Property, plant and equipment owned	212	178	184

Total	577	496	471

NOTE 34—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amount to €5,811 million in 2007, € 5,487 million in 2006 and €5,232 million in 2005, showing an increase of €324 million in 2007 (or 5.9%) compared to 2006 and an increase of €255 million in 2006 (or 4.9%) compared to 2005.

Details of depreciation and amortization are as follows:

			Year ended December 31,
			2007	2006	2005
			(millions of Euro)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,760	1,760	1,414
Concessions, licenses, trademarks and similar rights			323	310	253
Other intangible assets			298	110	17

	(A	)	2,381	2,180	1,684

Depreciation of tangible assets owned:
Buildings (civil and industrial)			44	48	103
Plant and equipment			2,795	2,644	2,910
Manufacturing and distribution equipments			31	33	31
Aircrafts and ships			7	7	9
Other assets			423	446	363

	(B	)	3,300	3,178	3,416

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			100	99	93
Plant and equipment			1	1	1
Aircrafts and ships			4	4	4
Other assets			25	25	34

	(C	)	130	129	132

Total	(A+B+C	)	5,811	5,487	5,232

An analysis of depreciation and amortization by segment is presented in the “Note—Segment information”.

In 2007 the amortization of other intangible assets increased by €188 million. The increase is principally due to higher amortization of €176 million relating to Subscriber Acquisition Costs (“SAC”) and the positive effect of changes in the exchange rates.

In 2007 the depreciation of tangible assets (owned and held under finance leases) increased by € 123 million mainly in connection with domestic mobile telephone installations and the development of European Broadband.

In 2006 the amortization of intangible assets with a finite useful life increased by €496 million, partly due to higher capital expenditures for the development of systems and new services as well as the effect of the change in the exchange rates of the Brazilian companies in the Mobile Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2006 the depreciation of tangible assets (owned and held under finance leases) decreased by €241 million. The decrease is due to the effects of the revision in 2006 of the depreciation rates of fixed and mobile network assets which was partially offset by increases due to higher capital expenditures for the development of infrastructures for the network and as support to the business as well as foreign exchange rate effects of the Brazilian companies in the Mobile Business Unit. This revision of useful lives mainly related to the power supply systems and air-conditioning systems, whose estimated useful life was changed from 8 to 10 years, and transmission installations, whose estimated useful life went from 7 to 8 years for the mobile network and from 7 to 9 years for the fixed network. This led to a reduction in the depreciation for 2006 of €319 million.

NOTE 35—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains on disposals of non-current assets, net amount to €5 million in 2007, €95 million in 2006 and €242 million in 2005, showing a decrease of €90 million in 2007 (or 94.7%) and a decrease of €147 million in 2006.

Details of gains (losses) on disposals of non-current assets are as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		32	165	283
Gains on the disposal of investments in subsidiaries		1	27	—

	(A)	33	192	283

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		28	54	40
Losses on the disposal of business segments		—	9	—
Losses on the disposal of investments in subsidiaries		—	34	1

	(B)	28	97	41

Total	(A-B)	5	95	242

In 2007, net gains on disposals of non-current assets, totaling €5 million, mainly refer to the disposal of intangible and tangible assets and include the gain released to income that had been deferred at the time of the sale of properties to Tiglio II (€10 million).

In 2006, net gains on disposals of non-current assets included €135 million for gains, net of incremental expenses, relating to the additional sale of properties to the closed-end real estate investment funds Raissa and Spazio Industriale, €27 million for the gain on the sale of the entire investment held in Ruf Gestion, €33 million for the loss on the sale of the entire investment in Telecom Italia Learning Services, €9 million for the loss on the sale of the “Radiomaritime Activities” business and €25 million for other net capital losses.

NOTE 36—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Impairment losses on non-current assets, amount to €47 million in 2007, €21 million in 2006 and €28 million in 2005, showing an increase of €26 millions in 2007 compared to 2006 and a decrease of €7 million in 2006 compared to 2005.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Impairment reversals on non-current assets:
Impairment reversals on intangible assets		—	—	1
Impairment reversals on tangible assets		—	—	—

	(A)	—	—	1

Impairment losses on non-current assets:
Impairment losses on goodwill		—	—	6
Impairment losses on other intangible assets		23	15	11
Impairment losses on tangible assets		24	6	12

	(B)	47	21	29

Total	(A-B)	(47)	(21)	(28)

In 2007, impairment losses on non-current assets total €47 million. Of this amount, €23 million refers to the impairment losses of intangible assets taken by the Domestic Business Unit after abandoning activities for the development of some software projects and € 24 million to tangible assets largely in reference to the Domestic and Olivetti Business Units due to the writedown of telephone materials and manufacturing equipment.

In 2006, impairment losses on non-current assets total €21 million and mainly refer to the Latin American Nautilus group following a revision of the prospects for the South American wholesale market.

NOTE 37—FINANCE INCOME

Finance income amounts to €3,345 million in 2007, €3,041 million in 2006 and €3,144 million in 2005, showing an increase of €304 million in 2007 (or 10.0%) compared to 2006 and a decrease of €103 million in 2006 (or 3.3%) compared to 2005.

Details are as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Income from investments	(A)	469	240	95

Other finance income:
Income from financial receivables classified as non-current assets		8	9	15
Income from securities other than investments, classified as non-current assets		4	14	—
Income from securities other than investments, classified as current assets		17	19	31
Income other than the above:
– Interest income		209	243	219
– Foreign exchange gains		556	559	596
– Income from fair value hedge derivatives		421	474	465
– Reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement		491	327	180
– Income from non-hedging derivatives		39	34	80
– Miscellaneous finance income		78	177	476

	(B)	1,823	1,856	2,062

Positive fair value adjustments to:
Fair value hedge derivatives		241	34	693
Underlying financial assets and liabilities of fair value hedge derivatives		720	767	167
Non-hedging derivatives		91	143	124

	(C)	1,052	944	984

Impairment reversals on financial assets	(D)	1	1	3

Total	(A+B+C+D)	3,345	3,041	3,144

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For the years 2007 and 2006 Finance income, included in the additional information on financial instruments (pursuant to IFRS 7), amounted respectively to €618 million and €640 million.

Additional details on Financial Instruments are provided in the “Note—Information on financial instruments”.

Income from investments in 2007 include gains, net of incidental costs, on the sale of the entire stakes held in Oger Telecom (€86 million), Capitalia (€38 million), Mediobanca (€109 million), Solpart Participações (€201 million) and Brasil Telecom Participações (€27 million); in 2006, this item included gains realized on the sale of the entire holding in Neuf Télécom (€148 million) and the sale of AVEA I.H.A.S. (€72 million).

In 2007, foreign exchange gains (€556 million) decreased by €3 million compared to 2006 (€559 million). That amount (€556 million) was reduced by €540 million for the foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (€313 million in 2006 and €21 million in 2005) and is counterbalanced by foreign exchange losses which amount to €561 million (€586 million in 2006 and €538 million in 2005). Additional information is provided in the “Note—Finance expenses”.

In 2007, income from fair value hedging derivatives were €421 million in 2007 (€474 million in 2006 an €465 million in 2005). It decreased by €53 million compared to 2006 and mainly refers to CCIRS contracts. Such item in 2006 included €444 million on CCIRS contracts (€159 million in 2005) and €30 million on IRS contracts (€306 million in 2005).

The positive effect of the reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement (€491 million) increased in 2007 by €164 million compared to 2006 (€327 million) and by €147 million in 2006 compared to 2005 (€180 million). This item in 2007 refers to CCIRS contracts for €313 million and IRS contracts for €178 million which include €55 million for the positive effect of the early unwinding of cash flow hedge derivatives on €1,500 million of underlying debt relating to the Term Loan totaling euro 3,000 million expiring in 2010. In 2006 such item included CCIRS contracts for €269 million (€125 million in 2005) and IRS contracts for €58 million (€55 million in 2005).

Income from non-hedging derivatives (€39 million) in 2007 increased by €5 million compared to 2006 (€34 million) and decreased by €46 million in 2006 compared to 2005 (€80 million): it refers to IRS contracts for €29 million (€21 million in 2006 and €56 million in 2005), CCIRS contracts for €1 million (€ 7 million in 2006 and €6 million in 2005) and other derivative contracts for €9 million (€6 million in 2006 and €18 million in 2005).

Miscellaneous finance income (€78 million in 2007) decreased by €99 million compared to 2006 (€177 million) and by €299 million in 2006 compared to 2005 (€476 million). The decrease in 2007 is mainly due to the fact that AVEA provisions released to income in 2006 (€121 million) were missing in 2007.

Positive fair value adjustments to fair value hedge derivatives of €241 million in 2007 increased by €207 million compared to 2006 (€34 million) and decreased in 2006 by €659 million compared to 2005 (€693 million). The counterbalance of this amount is represented by negative fair value adjustments to the underlying hedged financial assets and liabilities of fair value hedge derivatives which amount to €269 million (€70 million in 2006 and €689 million in 2005).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of €720 million in 2007, decreased by €47 million compared to 2006 (€767 million) and increased in 2006 by €600 million compared to 2005 (€167 million). The counterbalance of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to €722 million (€758 million in 2006 and €157 million in 2005).

Positive fair value adjustments to non-hedging derivatives of €91 million in 2007 (including €70 million relating to the Sofora Telecomunicaçiones option), decreased by €52 million compared to 2006 (€143 million) and increased in 2006 by €19 million compared to 2005 (€124 million).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 38—FINANCE EXPENSES

Finance expenses amount to €5,094 million in 2007, €5,014 million in 2006 and €5,131 million in 2005, showing an increase of €80 million in 2007 compared to 2006 and a decrease of €117 in 2006 compared to 2005.

Details are as follows:

			Year ended December 31,
			2007	2006	2005
			(millions of Euro)
Charges from investments	(A	)	—	—	—
Interest expenses and other finance expenses:
Interest expenses and other costs relating to notes and bonds			1,824	1,889	2,056
Interest expenses to banks			360	363	296
Interest expenses to others			235	237	214

			2,419	2,489	2,566
Commissions			14	27	61
Foreign exchange losses			561	586	538
Charges from fair value hedge derivatives			435	364	264
Reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement			421	326	255
Charges from non-hedging derivatives			44	69	170
Miscellaneous finance expenses			179	216	223

	(B	)	4,073	4,077	4,077

Negative fair value adjustments to:
Fair value hedge derivatives			722	758	157
Underlying financial assets and liabilities of fair value hedge derivatives			269	70	689
Non-hedging derivatives			28	100	184

	(C	)	1,019	928	1,030

Impairment losses on financial assets (investments and securities other than investments)	(D	)	2	9	24

Total	(A+B+C+D	)	5,094	5,014	5,131

For the years 2007 and 2006 Finance expenses, included in the additional information on financial instruments (pursuant to IFRS 7), amounted respectively to €3,370 million and €3,164 million.

Additional details on Financial Instruments are provided in the Note “Information on financial instruments”.

Interest expenses and other borrowing costs (€2,419 million in 2007) decreased by €70 million compared to 2006 (€2,489 million), and decreased in 2006 by €77 million compared to 2005 (€2,566 million), mainly as a result of a reduction in the average debt exposure, which was partially offset by the negative effect of a rise in interest rates on a portion of floating-rate debt.

Foreign exchange losses (€561 million in 2007) decreased by €25 million compared to 2006 (€586 million), and increased in 2006 by €48 million compared to 2005 (€538 million). The counterbalance of this amount is represented by foreign exchange gains (€556 million in 2007, €559 million in 2006 and €596 million in 2005).

Charges from fair value hedge derivatives (€435 million in 2007) increased by €71 million compared to 2006 (€364 million), and increased in 2006 by €100 million compared to 2005 (€264 million). In 2007 such item refers to CCIRS contracts for €379 million (€292 million in 2006 and €89 million in 2005) and IRS contracts for €56 million (€72 million in 2006 and €175 million in 2005).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The negative effect of the reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (€421 million in 2007) increased by € 95 million compared to 2006 (€326 million), and increased in 2006 by € 71 million compared to 2005 (€255 million). Such item refers to CCIRS contracts for €290 million (€212 million in 2006 and €138 million in 2005) and IRS contracts for €131 million (€ 114 million in 2006 and €117 million in 2005).

Charges from non-hedging derivatives (€44 million in 2007) decreased by €25 million compared to 2006 (€69 million) and decreased in 2006 by €101 million compared to 2005 (€170 million). Such item refers to IRS contracts for €28 million (€23 million in 2006 and €22 million in 2005), CCIRS contracts for €5 million (€32 million in 2006 and €121 million in 2005) and other derivative contracts for €11 million (€14 million in 2006 and €28 million in 2005).

Negative fair value adjustments to fair value hedge derivatives (€722 million) decreased by €36 million compared to 2006 (€758 million) and increased in 2006 by €601 million compared to 2005 (€157 million). The counterbalance of this amount is represented by the positive fair value adjustments to the underlying hedged financial assets and liabilities of fair value hedge derivatives (€720 million in 2007; €767 million in 2006 and €167 million in 2005).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (€269 million) increased by €199 million compared to 2006 (€70 million) and decreased in 2006 by €619 million compared to 2005 (€689 million). The counterbalance of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (€241 million in 2007, €34 million in 2006 and €693 million in 2005).

Negative fair value adjustments to non-hedging derivatives (€28 million) decreased by €72 million compared to 2006 (€100 million) and decreased in 2006 by €84 million compared to 2005 (€184 million).

NOTE 39—INCOME TAX EXPENSE

Income tax expense for the years ended December 31, 2007, 2006 and 2005 are detailed as follows:

		Year ended December 31,
		2007	2006	2005
		(millions of Euro)
Current tax for the year		892	760	1,017
Reversal of current tax for prior years		(144)	(78)	(8)

Total current tax		748	682	1,009
Deferred tax		934	1,837	1,386

Total income tax expense on continuing operations	(A)	1,682	2,519	2,395

Tax on Discontinued operations/Non-current assets held for sale	(B)	(1)	—	31

Total income tax expense	(A+B)	1,681	2,519	2,426

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from discontinued operations/Non-current assets held for sale”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The profit before tax and the income tax expense for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

			Year ended December 31,
			2007	2006	2005
			(millions of Euro)
Profit before tax:
• from continuing operations			4,101	5,515	5,535
• from Discontinued operations/Non-current assets held for sale			35	7	581

Total profit before tax			4,136	5,522	6,116
Current tax	(A)		747	682	1,032

Deferred tax	(B	)	934	1,837	1,394

Total income tax expense	(A+B	)	1,681	2,519	2,426

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Income tax expense:
• on continuing operations	1,682	2,519	2,395
• on Discontinued operations/Non-current assets held for sale	(1)	—	31

Total income tax expense	1,681	2,519	2,426

The reconciliation of the income tax expense on the profit before tax of the Group at the tax rate in force and the effective tax rate for the years ended December 31, 2007, 2006 and 2005 is the following:

	Year ended December 31,
	2007		2006		2005
	(millions of Euro)	rate	(millions of Euro)	rate	(millions of Euro)	rate
Profit before tax:
• from continuing operations	4,101		5,515		5,535
• from Discontinued operations/Non-current assets held for sale	35		7		550

Total profit before tax	4,136		5,522		6,085

Tax calculated at the 33% tax rate in force	1,365	33%	1,822	33%	2,018	33%
Tax losses for the year not considered recoverable	73	2%	127	2%	81	1%
Tax losses not considered recoverable in previous years and recovered during the year	(91)	(2%)	(39)	(1%)	(3)	—
Reversal of the provision for deferred tax	—	—	—	—	(136)	(2%)
Non-deductible costs	69	2%	57	1%	156	3%
Effect of change in IRES tax rate	(37)	(1%)	—	—	—	—
Withholding tax	(96)	(2%)	—	—	—	—
Other net differences	(29)	(1%)	24	1%	(201)	(3%)
IRAP and other taxes calculated on a different basis other than profit before tax	427	10%	528	10%	511	8%

Total effective taxes recognized in the income statement statement	1,681	41%	2,519	46%	2,426	40%

Income tax expense is €1,681 million and decreased by €838 million compared to the year ended December 31, 2006.

This decrease can be ascribed to a lower taxable profit, the effects stemming from the “State Budget Law 2008” and the recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of the subsidiaries

Consolidated Financial Statements	Notes To Consolidated Financial Statements

residing in the European Union. The recovery was rendered possible by the issue of Decree Law No. 10 dated February 15, 2007; there is a net positive impact of €96 million resulting from a gross amount of €143 million on which taxes were calculated for €47 million.

In particular, the application of the new tax rates for IRES (27.5%) and IRAP (3.9%), established by Law No. 244/07 (Italian Budget Law 2008), led to a lower tax charge in the calculation of deferred taxes of €46 million.

The Italian companies of the Group are also evaluating whether to take advantage of the regulations allowing them to pay a substitute tax over the differences between the book and tax amounts pursuant to the State Budget Law 2008.

NOTE 40—EARNINGS PER SHARE

The potential shares originating from the conversions of stock options and convertible bonds have an anti-dilutive effect and therefore the corresponding shares have not been considered in the calculation of earnings per share. The additional dividends (at an invariable amount of €0.011 per share) due conventionally to the savings shares were entirely allocated to continuing operations.

			Year ended December 31,
			2007	2006	2005
Basic and Diluted Earnings Per Share
Profit attributable to equity holders of the Parent			2,448	3,014	3,216
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(65)

	(millions of Euro)		2,382	2,948	3,151
Weighted average number of Ordinary and Savings Shares	(million)		19,281	19,281	18,213

Basic and diluted earnings per share—Ordinary Shares			0.12	0.15	0.17
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro)		0.13	0.16	0.18

Basic and Diluted Earnings Per Share From Continuing Operations
Profit from continuing operations			2,412	3,007	2,666
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(65)

	(millions of Euro)		2,346	2,941	2,601

Weighted average number of Ordinary and Savings Shares	(millions)		19,281	19,281	18,213

Basic and diluted earnings per share from continuing operations—Ordinary Shares			0.12	0.15	0.14
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	0.13	0.16	0.15

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2007	2006	2005
Basic and Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(Euro	)	36	7	550

Weighted average number of Ordinary and Savings Shares	(million	)	19,281	19,281	18,213

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Ordinary Shares	(Euro	)	—	—	0.03

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Savings Shares	(Euro	)	—	—	0.03

Weighted average number of Ordinary Shares			13,254,934,303	13,254,860,233	12,283,195,845
Weighted average number of Savings Shares			6,026,120,661	6,026,120,661	5,930,204,164

Total			19,281,054,964	19,280,980,894	18,213,400,009

NOTE 41—SEGMENT INFORMATION

a)    Information by business segment

Starting from the first quarter of 2007, the disclosure of segment information has been modified to reflect the organizational structure in effect from January 22, 2007. The new structure aims to ensure greater operational flexibility and facilitate the convergence among the various areas of business (fixed communications, mobile communications, broadband internet and media content). The accounting representation is the following:

•	Domestic

•	European BroadBand

•	Brazil Mobile

•	Media

•	Olivetti

•	Other operations

In order to facilitate the comparability of the data, the segment information of 2006 and 2005 have been restated.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY BUSINESS SEGMENT

	Domestic			European BroadBand			Brazil Mobile			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of Euro)
Third-party revenues	23,992	25,635	25,698	1,515	896	550	4,982	3,959	2,895	240	197	176	352	385	400	209	203	200	—	—	—	31,290	31,275	29,919
Intragroup revenues	228	150	122	30	19	15	8	5	5	23	10	4	56	55	52	42	31	80	(387)	(270)	(278)	—	—	—

Revenues by segment	24,220	25,785	25,820	1,545	915	565	4,990	3,964	2,900	263	207	180	408	440	452	251	234	280	(387)	(270)	(278)	31,290	31,275	29,919
Other income	325	468	603	38	38	15	28	65	30	13	13	11	18	27	22	13	7	37	(22)	(12)	(40)	413	606	678

Total operating revenues and other income	24,545	26,253	26,423	1,583	953	580	5,018	4,029	2,930	276	220	191	426	467	474	264	241	317	(409)	(282)	(318)	31,703	31,881	30,597

Acquisition of goods and services	(10,215)	(10,748)	(10,144)	(1,146)	(741)	(487)	(2,810)	(2,210)	(1,804)	(240)	(213)	(200)	(357)	(397)	(388)	(125)	(135)	(171)	348	253	257	(14,545)	(14,191)	(12,937)
Employee benefits expenses	(3,282)	(3,276)	(3,675)	(191)	(124)	(82)	(223)	(208)	(159)	(79)	(76)	(75)	(81)	(91)	(100)	(34)	(34)	(56)	6	8	5	(3,884)	(3,801)	(4,142)
of which employee severance indemnities	(66)	(138)	(159)	—	—	—	—	—	—	(1)	(3)	(3)	(1)	(4)	(5)	—	(1)	(2)	—	—	1	(68)	(146)	(168)
Other operating expenses	(1,337)	(822)	(916)	(40)	(30)	(22)	(821)	(642)	(509)	(14)	(14)	(12)	(23)	(11)	(11)	(12)	(22)	(24)	2	(2)	26	(2,245)	(1,543)	(1,468)
of which impairments for bad debt and provision charges	(939)	(451)	(449)	(34)	(25)	(18)	(285)	(174)	(130)	(4)	(3)	(4)	(19)	(9)	(6)	(2)	(9)	(8)	—	—	23	(1,283)	(671)	(592)
Changes in inventories	(24)	30	(25)	—	—	—	43	(19)	8	1	(1)	3	(9)	(1)	9	1	(1)	1	(1)	—	—	11	8	(4)
Internally generated assets	487	456	432	40	23	9	—	—	—	1	1	2	—	—	1	—	—	—	49	16	27	577	496	471
Depreciation and amortization	(4,397)	(4,304)	(4,436)	(312)	(197)	(113)	(1,048)	(930)	(645)	(62)	(55)	(38)	(16)	(18)	(16)	(31)	(41)	(49)	55	58	65	(5,811)	(5,487)	(5,232)
Gains (losses) on disposals of non-current assets	12	108	247	—	(9)	(2)	(9)	1	(2)	—	1	(1)	—	1	—	—	29	—	2	(36)	—	5	95	242
Impairment reversals (losses) on non-current assets	(38)	(21)	(11)	(3)	—	—	—	—	(9)	—	—	—	(6)	—	(7)	—	—	(1)	—	—	—	(47)	(21)	(28)

Operating profit	5,751	7,676	7,895	(69)	(125)	(117)	150	21	(190)	(117)	(137)	(130)	(66)	(50)	(38)	63	37	17	52	15	62	5,764	7,437	7,499

Share of profits (losses) of associates and joint ventures accounted for using the equity method	10	(2)	(6)	—	—	—	—	—	—	—	—	—	—	—	—	76	53	29	—	—	—	86	51	23
Finance income																						3,345	3,041	3,144
Finance expenses																						(5,094)	(5,014)	(5,131)

Profit before tax from continuing operations																						4,101	5,515	5,535
Income tax expense																						(1,682)	(2,519)	(2,395)

Profit from continuing operations																						2,419	2,996	3,140
Profit (loss) from Discontinued operations /Non-current assets held for sale																						36	7	550

Profit for the year																						2,455	3,003	3,690
of which:
– Profit attributable to equity holders of the Parent																						2,448	3,014	3,216
– Profit (loss) attributable to Minority Interest																						7	(11)	474

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY BUSINESS SEGMENT

	Domestic			European BroadBand			Brazil Mobile			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of Euro)
Intangible assets	1,597	1,592	1,434	243	242	86	477	357	244	48	56	38	1	—	1	—	—	1	(9)	(60)	(19)	2,357	2,187	1,785
Tangible assets	2,467	2,302	2,507	265	225	218	388	342	598	21	29	27	7	10	18	16	21	20	(1)	(2)	—	3,163	2,927	3,388

Total	4,064	3,894	3,941	508	467	304	865	699	842	69	85	65	8	10	19	16	21	21	(10)	(62)	(19)	5,520	5,114	5,173

EMPLOYEES AT THE YEAR END BY BUSINESS SEGMENT

	Domestic		European BroadBand		Brazil Mobile		Media		Olivetti		Other Operations		Consolidated Total
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006
	(number of employees)
Employees(*)	64,362	66,835	4,551	3,066	10,030	9,531	1,016	919	1,279	1,428	2,191	1,430	83,429	83,209

(*)	Employees at year end do not take account of personnel relating to Discontinued operations/Non-current assets held for sale.

OTHER INFORMATION BY BUSINESS SEGMENT

	Domestic		European BroadBand		Brazil Mobile		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006
	(millions of Euro)
Operating assets by segment	69,056	69,559	2,430	1,462	5,919	5,379	653	646	249	323	595	513	(302)	(280)	78,600	77,602
Investments accounted for using the equity method	129	141	1	1	—	—	—	—	1	1	353	345	—	—	484	488
Discontinued operations/ Non-current assets held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	235
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,341	11,132

Total assets															87,425	89,457

Operating liabilities by segment	13,041	13,019	625	449	1,648	1,277	194	189	225	257	157	98	(253)	(179)	15,637	15,110
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															—	—
Unallocated liabilities															44,803	47,249
Equity															26,985	27,098

Total equity and liabilities															87,425	89,457

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b)    Information by geographical segment

Revenues by geographical segment:

Geographical segment information by geographical location of the Group’s customers

	Year ended December 31,
	2007	2006	2005
	(millions of Euro)
Italy	22,126	23,306	23,754
Europe (excluding Italy)	3,083	2,946	2,265
Latin America	5,223	4,220	3,147
Other countries	858	803	753

Total	31,290	31,275	29,919

Operating assets by geographical segment:

	2007	2006
	(millions of Euro)
Italy	70,081	69,903
Europe (excluding Italy)	2,351	2,029
Latin America	6,167	5,650
Other countries	1	20

Total	78,600	77,602

Capital expenditures in tangible and intangible assets by geographical segment:

	2007	2006	2005
	(millions of Euro)
Italy	4,076	3,918	3,992
Europe (excluding Italy)	551	467	313
Latin America	881	719	861
Other countries	12	10	7

Total	5,520	5,114	5,173

Employees by geographical segment:

	Executives	Middle management	White collars	Blue collars	Personnel with temp work contracts	Total at December 31, 2007	Total at December 31, 2006
	(number of employees at year-end)
Italy	1,211	4,591	59,438	351	1,360	66,951	68,823
Europe (excluding Italy)	43	528	3,663	—	612	4,846	3,371
Latin America	39	363	11,152	—	—	11,554	10,936
Other countries	8	36	34	—	—	78	79

Total	1,301	5,518	74,287	351	1,972	83,429	83,209

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 42—RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor atypical but fall under the ordinary course of business of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The balances relating to transactions with related parties and the effects on the consolidated income statement and the consolidated statement of cash flows for the years ended December 31, 2007, 2006 and 2005 and the consolidated balance sheet as of December 31, 2007 and 2006 are presented in the following tables:

	Transactions with related-parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of Euro)
Revenues
Of which attributable to transactions with:
• associates and joint-ventures	269	270	336
• subsidiaries of associates and joint-ventures	20	176	104
• other related parties through Directors, Statutory Auditors and key managers	206	18	33
• pension funds	—	—	—

	495	464	473
Transactions with related parties classified under Discontinued operations/Non-current assets held for sale	—	—	(10)

Total, net of Discontinued Operations/Non-current assets held for sale	495	464	463	31,290	31,275	29,919	1.6	1.5	1.5

Other income
Of which attributable to transactions with:
• associates and joint-ventures	3	6	6
• subsidiaries of associates and joint- ventures	—	1	—
• other related parties through Directors, Statutory Auditors and key managers	—	—	—
• pension funds	—	—	—
	3	7	6

Total, net of Discontinued Operations /Non-current assets held for sale	3	7	6	413	606	678	0.7	1.2	0.9

Acquisition of goods and services
Of which attributable to transactions with:
• associates and joint-ventures	89	103	266
• subsidiaries of associates and joint- ventures	24	61	36
• other related parties through Directors, Statutory Auditors and key managers	174	93	112
• pension funds	—	—	—

	287	257	414
Transactions with related parties classified under Discontinued operations /Non-current assets held for sale	—	—	(5)

Total, net of Discontinued Operations/Non-current assets held for sale	287	257	409	14,545	14,191	12,937	2.0	1.8	3.2

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Transactions with related-parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of Euro)
Employee benefits expenses
Of which attributable to transactions with:
• associates and joint-ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and key managers	2	—	—
• pension funds	84	25	23
• remuneration to key managers	43	33	25

	129	58	48	3,884	3,801	4,142	3.3	1.5	1.2

Other operating expenses
Of which attributable to transactions with:
• associates and joint-ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and key managers	—	6	—
• pension funds	—	—	—

	—	6	—	2,245	1,543	1,468	0.0	0.4	—

Finance income
Of which attributable to transactions with:
• associates and joint-ventures	1	1	2
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and key managers	83	—	—
• pension funds	—	—	—

	84	1	2	3,345	3,041	3,144	2.5	0.0	0.1

Finance expenses
Of which attributable to transactions with:
• associates and joint-ventures	38	27	32
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and key managers	46	—	—
• pension funds	—	—	—

	84	27	32	5,094	5,014	5,131	1.6	0.5	0.6

Capital expenditure for intangible and tangible assets (on an accrual basis)
Of which attributable to transactions with:
• associates and joint-ventures	57	144	147
• subsidiaries of associates and joint- ventures	274	338	319
• other related parties through Directors, Statutory Auditors and key managers	82	61	69
• pension funds	—	—	—

	413	543	535	5,520	5,114	5,173	7.5	10.6	10.3

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Transactions with related-parties in the years ended December 31,			Corresponding captions in consolidated financial statements as of December 31,			% impact of related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(millions of Euro)
Dividends paid
Of which attributable to transactions with:
• associates and joint-ventures	—	—	—
• subsidiaries of associates and joint- ventures	—	—	—
• other related parties through Directors, Statutory Auditors and key managers	383	348	264
• pension funds	—	—	6

	383	348	270	2,831	2,997	2,328	13.5	11.6	11.6

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2007	2006	2007	2006	2007	2006
	(millions of Euro)
Securities, financial receivables and other non-current financial assets
Of which attributable to relationships with:
• associates and joint-ventures	25	24
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	—	—
• pension funds	—	—

	25	24	695	691	3.6	3.5

Securities (Current assets)
Of which attributable to relationships with:
• associates and joint-ventures	—	—
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	7	—
• pension funds	—	—

	7	—	390	812	1.8	0.0

Financial receivables and other current financial assets
Of which attributable to relationships with:
• associates and joint-ventures	—	1
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	13	—
• pension funds	—	—

	13	1	377	433	3.4	0.2

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2007	2006	2007	2006	2007	2006
	(millions of Euro)
Cash and cash equivalents
Of which attributable to relationships with:
• associates and joint-ventures	1	1
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	277	—
• pension funds	—	—

	278	1	6,473	7,219	4.3	0.0

Non-current financial liabilities
Of which attributable to relationships with:
• associates and joint-ventures	279	239
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	581	—
• pension funds	—	—

	860	239	37,051	40,803	2.3	0.6

Current financial liabilities
Of which attributable to relationships with:
• associates and joint-ventures	141	148
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	164	—
• pension funds	—	—

	305	148	6,585	5,653	4.6	2.6

Miscellaneous receivables and other non-current assets
Of which attributable to relationships with:
• associates and joint-ventures	7	10
• subsidiaries of associates and joint-ventures	—	—
• other related parties through Directors, Statutory Auditors and key managers	—	—
• pension funds	—	—

	7	10	866	871	0.8	1.1

Trade and miscellaneous receivables and other current assets
Of which attributable to relationships with:
• associates and joint-ventures	156	201
• subsidiaries of associates and joint-ventures	9	14
• other related parties through Directors, Statutory Auditors and key managers	369	5
• pension funds	—	—

	534	220	9,088	8,748	5.9	2.5

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,		Corresponding captions in consolidated financial statements as of December 31,		% impact of related parties
	2007	2006	2007	2006	2007	2006
Miscellaneous payables and other non-current liabilities
Of which attributable to relationships with:
• associates and joint-ventures	—	—
• subsidiaries of associates and joint-ventures	23	23
• other related parties through Directors, Statutory Auditors and key managers	1	—
• pension funds	—	—

	24	23	1,587	1,857	1.5	1.2

Trade and miscellaneous payables and other current liabilities
Of which attributable to relationships with:
• associates and joint-ventures	54	99
• subsidiaries of associates and joint-ventures	56	58
• other related parties through Directors, Statutory Auditors and key managers	200	27
• pension funds	31	20

	341	204	12,380	11,596	2.8	1.8

The following tables present the major economic, balance sheet and financial items arising from transactions between companies consolidated line-by-line on one hand and associates and joint ventures on the other.

As a result of the acquisition of the 50% stake in Shared Service Center S.r.l. by Telecom Italia from Pirelli, the company has been consolidated line-by-line starting from October 1, 2007. The related party transactions show the balances and capital expenditures with this company up to September 30, 2007.

Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€269 million	These mainly refer to revenues from: Teleleasing S.p.A. €233 million, LI.SIT. S.p.A. €13 million, Shared Service Center Scrl €14 million, ETECSA € 6 million, Telbios S.p.A. €1 million and NordCom S.p.A. €1 million.	€270 million	These mainly refer to revenues from Teleleasing S.p.A. €225 million, LI.SIT. S.p.A. €12 million, Shared Service Center Scrl €20 million, ETECSA € 8 million, AVEA I.H.A.S. €1 million, Nordcom S.p.A. €1 million and Siemens IT Solutions and Services S.p.A. €1 million.	€336 million	These mainly refer to revenues in from Teleleasing S.p.A. €230 million, LI.SIT. S.p.A. €68 million, Shared Service Center S.c.r.l. €22 million, Golden Lines Ltd €3 million, ETECSA €6 million, AVEA I.H.A.S. €2 million and NordCom S.p.A. €2 million.

Other income	€3 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	€6 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	€6 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Acquisition of goods and services	€89 million

These refer mainly to costs for rent from Tiglio I S.r.l. €5 million and Tiglio II S.r.l. € 1 million, for telecommunications services from ETECSA €6 million, for maintenance and assistance contracts from Shared Service Center Scrl €20 million, for TLC equipment from Teleleasing S.p.A. €28 million, for sponsorship costs from Luna Rossa Challenge 2007 S.L. €13 million, for accessories and consumables from Baltea S.r.l. €5 million, for remote medical services from Telbios S.p.A. €8 million and costs for software services from NordCom S.p.A. €3 million.

€103 million

These refer mainly to costs for rent from Tiglio I S.r.l. €5 million, Tiglio II S.r.l. € 3 million, for telecommunications services from ETECSA €6 million, AVEA I.H.A.S. €2 million, for maintenance and assistance contracts from Shared Service Center Scrl €27 million, for software and computer materials and for maintenance and assistance contracts from Siemens IT Solutions and Services €17 million, for telecommunications equipment from Teleleasing S.p.A. €15 million, for sponsorship costs from Luna Rossa Challenge 2007 S.L. €17 million, for accessories and consumables from Baltea S.r.l. €4 million for remote medical services from Telbios S.p.A. €5 million and for software services from Nordcom S.p.A. €2 million.

€266 million

These refer mainly to costs for rent from Tiglio I S.r.l. €10 million, Tiglio II S.r.l. € 12 million, for TLC services from ETECSA €90 million, AVEA I.H.A.S. €3 million, for maintenance and assistance contracts from Shared Service Center S.c.r.l. €34 million, for software and computer materials and for maintenance and assistance contracts from Siemens IT Solutions and Services €52 million, for TLC equipment from Teleleasing S.p.A. €23 million, sponsorship costs from Luna Rossa Challenge 2007 S.L. €17 million, costs for accessories and consumables from Baltea S.r.l. €3 million, costs for remote medical services from Telbios S.p.A. €3 million, cost for software services from Nordcom S.p.A. €1 million and transport costs from Eurofly Service S.p.A. €3 million.

Finance income	€1 million	This includes accrued interest income earned on loans paid out to Aree Urbane S.r.l..	€1 million	This includes accrued interest income earned on loans paid out to certain associates.	€2 million	This includes accrued interest income earned on loans paid out to certain associates.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Finance expenses	€38 million	These refer to interest expenses with Teleleasing S.p.A. for finance leases €37 million and Tiglio I S.r.l. €1 million.	€27 million	These mainly refer to interest expenses to Teleleasing S.p.A. €26 million (for finance leases) and interest expenses to Tiglio I S.r.l. €1 million.	€32 million

These mainly refer to interest expenses to Teleleasing S.p.A. €23 million, for finance leases and interest expenses to Tiglio I S.r.l. €4 million and Tiglio II S.r.l. €4 million, for sale and lease back transactions.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€57 million	These refer mainly to projects and acquisitions of computer from Shared Service Center Scrl €53 million, Telbios S.p.A. €2 million and Movenda S.p.A. €1 million.	€144 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €77 million, Siemens IT Solutions and Services €65 million and Telbios S.p.A. €1 million.	€147 million	These refer mainly to acquisitions of computer projects from Shared Service Center S.c.r.l. €84 million, Siemens IT Solutions and Services €42 million, Telbios S.p.A. €1 million and Value Team S.p.A. €8 million.

Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Securities, financial receivables and other non-current financial assets	€25 million	These refer to medium/long-term loans paid out to Aree Urbane S.r.l..	€24 million	These refer to medium/long-term loans paid out to Aree Urbane S.r.l. €24 million.

Miscellaneous receivables and other non-current assets	€7 million	These refer to receivables from LI.SIT S.p.A. for the residual paid-in capital paid.	€10 million	These refer to receivables from LI.SIT S.p.A. €10 million for the residual paid-in capital paid.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Trade and miscellaneous receivables and other current assets	€156 million	These refer mainly to receivables from: LI.SIT. S.p.A. €94 million, Teleleasing S.p.A. € 56 million, ETECSA €3 million, Telbios S.p.A. €2 million and NordCom S.p.A. €1 million.	€201 million

These refer mainly to receivables from LI.SIT. S.p.A. €120 million, Teleleasing S.p.A. € 64 million, Luna Rossa Challenge 2007 S.L. €10 million, Shared Service Center S.c.r.l. €2 million, ETECSA €2 million, Telbios S.p.A. €1 million and Im.Ser S.r.l. €1 million.

Financial receivables and other current financial assets	—	At 12/31/2006 these referred to loans paid out to Aree Urbane S.r.l..	€1 million	These refer to loans paid out to Aree Urbane S.r.l..

Cash and cash equivalents	€ 1 million	These refer to treasury accounts with Perseo S.r.l..	€ 1 million	These refer to treasury accounts with associates.

Non-current financial liabilities	€ 279 million

These refer to non-current financial payables (i) to Teleleasing S.p.A. €271 million for finance leases (ii) to Tiglio I S.r.l. €7 million and Tiglio II S.r.l. €1 million for building sale and leaseback transactions.

€ 239 million

These refer to non-current financial payables for finance leases (i) to Teleleasing S.p.A. €231 million and (ii) for sale and lease back real estate transactions to Tiglio I S.r.l. €7 million and Tiglio II S.r.l. €1 million.

Current financial liabilities	€ 141 million	These refer to current financial payables to Teleleasing S.p.A. €141 million for finance leases.	€ 148 million

These refer to current financial payables for finance leases (i) to Teleleasing S.p.A. €143 million and (ii) for sale and lease back real estate transactions Tiglio I S.r.l. €4 million and Tiglio II S.r.l. €1 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Trade and miscellaneous payables and other current liabilities	€54 million

These mainly refer to payables, under supply contracts connected with operating and investing activities, to: Teleleasing S.p.A. €10 million, ETECSA €16 million, Telbios S.p.A. €3 million, Baltea S.r.l. €1 million, Asscom S.r.l. €1 million, NordCom S.p.A. €3 million, Movenda S.p.A. €1 million and Tiglio I S.r.l. €2 million, and deferred income from LI.SIT S.p.A. €16 million relating to the deferred portion of investment income.

			€99 million

These mainly refer to payables, for supply transactions connected with operating and investment activities, to Siemens Informatica S.p.A. €48 million, Shared Service Center S.c.r.l. €16 million, LI.SIT S.p.A. €14 million mainly regarding accruals relating to the portion of deferred income from investments, Teleleasing S.p.A. €3 million, ETECSA €12 million, Telbios S.p.A. €2 million, Baltea S.r.l. € 1 million, Luna Rossa Challenge 2007 S.L. €1 million, Asscom S.r.l. €1 million and NordCom S.p.A. €1 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables present the major economic, balance sheet and financial items arising from the relationships between companies consolidated line-by-line on one hand and companies controlled by associates and jointly controlled companies on the other (the companies of the Italtel group, related parties through the investment in the parent Italtel Group S.p.A. and the companies of the Telecom Argentina group related parties through Sofora Telecomunicaciones S.A.).

Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€20 million	These refer to revenues from the Telecom Argentina group €18 million and Italtel group €2 million	€176 million	These refer to revenues for telecommunications services from the Brasil Telecom Participaçoes group €158 million, the Telecom Argentina group €16 million and the Italtel group €2 million.	€104 million	These refer to revenues for telecommunications services from the Brasil Telecom Participações group €89 million, the Telecom Argentina group €12 million and the Italtel group €3 million.

Other income	—	—	€1 million	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.	—	—

Acquisition of goods and services	€ 24 million	These refer to costs for maintenance and assistance contracts from the Italtel group €17 million and telecommunications service costs from the Telecom Argentina group €7 million.	€ 61 million

These refer (i) to costs for maintenance and assistance contracts from the Italtel group €25 million; (ii) telecommunications service costs from the Brasil Telecom Participações group €29 million and from the Telecom Argentina group €7 million.

€ 36 million

These refer (i) to costs for maintenance and assistance contracts from the Italtel group €20 million; (ii) telecommunications service costs from the Brasil Telecom Participações group €10 million and from the Telecom Argentina group €6 million.

Capital expenditures in tangible and intangible assets (on an accrual basis)	€274 million	These refer to the purchase of telephone equipment from the Italtel group.	€338 million	These refer to the purchase of telephone exchanges from the Italtel group.	€319 million	These refer to the purchase of telephone exchanges from the Italtel group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous receivables and other current assets	€9 million	These refer to telecommunications services rendered to the Italtel group €1 million and receivables from the Telecom Argentina group connected with telecommunications activities for €8 million.	€14 million	These refer to telephone services to the Italtel group €1 million and receivables from the Telecom Argentina group connected with TLC activities for €13 million.

Miscellaneous payables and other non-current liabilities	€23 million	These refer to the medium/long-term portion of the deferred revenues relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..	€23 million	These refer to the medium/long-term portion of the deferred revenues relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	€56 million

These refer to payables, for supply transactions connected with investing and operating activities, to the Italtel group €52 million and to the Telecom Argentina group for telecommunications activities €4 million of which €2 million represents the short-term portion of the deferred revenues relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

€58 million

These refer to payables, for the supply transactions connected with investment and operating activities, to the Italtel group €54 million and to the Telecom Argentina group for TLC activities €4 million of which €2 million represent the short-term portion of the deferred revenues relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of €95 million (€102 million at December 31, 2006) of which €54 million is on behalf of Tiglio I S.r.l. (€54 million at December 31, 2006), €11 million on behalf of Aree Urbane S.r.l. (€11 million at December 31, 2006), €19 million on behalf of Italtel group (€25 million at December 31, 2006) and €11 million on behalf of other companies (€12 million at December 31, 2006).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables present the major economic, balance sheet and financial item arising from therelationships between companies consolidated line-by-line on one hand and parties related to Telecom Italia S.p.A. through Directors, Statutory Auditors and Key Managers on the other.

Furthermore, as a result of the expiration of the terms of office of the directors Vittorio Merloni and Massimo Moratti and the resignations of the directors Luciano Gobbi, Claudio De Conto, Carlo Alessandro Puri Negri and Diana Bracco, there are no longer any related party transactions with the companies of the Merloni group, the company F.C. Internazionale Milano S.p.A., the companies of the Bracco group and those with the companies of the Pirelli group and CamFin group. Consequently, the related party transactions show the income statement balances and capital expenditures up to June 30, 2007 with the companies of the Merloni group and the company F.C. Internazionale Milano S.p.A. and up to September 30, 2007 with the companies of the Bracco, Pirelli and CamFin groups.

Following the appointment of the new directors Stefano Cao, Renzo Capra, Aldo Minucci, Gaetano Miccichè, César Alierta Izuel and Julio Linares López, the following are considered related parties: respectively, the companies of the Eni, Asm and Generali groups, starting from April 1, 2007, the Intesa SanPaolo group, starting from July 1, 2007 and the Telefónica group starting from November 1, 2007.

With regard to transactions with the companies of the Telefónica group, reference should be made to paragraph 8 in the Annual Report on Corporate Governance.

	Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Revenues	€206 million	These refer to: (i) information systems and computer services, energy and telephone services, to the Pirelli group €6 million; (ii) telecommunications services and the lease of registered movables to the Eni group €23 million, (iii) telecommunications services to: the Telefónica group €103 million, the Intesa SanPaolo group €39 million, the Edizione Holding group €7 million, the Asm group €1 million, to related companies through Mr. Moratti €1 million, to the Generali group €19 million, to the Merloni group €2 million and to Mediobanca group €5 million.	€18 million	These refer to (i) IT and energy services supplied to the Pirelli group €3 million; (ii) telephone services supplied to the Pirelli group €8 million, to the Edizione Holding group €5 million, to Telepost €1 million and to related companies through Mr. Moratti €1 million.	€33 million	These refer to (i) IT and energy services supplied to the Pirelli group €3 million; (ii) telephone services supplied to the Pirelli group €7 million, to the Edizione Holding group €4 million, to Telepost €1 million and to related companies through Mr. Moratti €2 million. In 2005, they also included €16 million to the Unipol Group and €1 million to STMicroelectronics which are no longer related parties in 2006.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Acquisition of goods and services	€174 million

These refer to R&D expenditures, purchases of ADSL modems and equipment, consulting and services regarding intellectual property rights and real estate activities from the Pirelli group €27 million, sponsorships and commissions paid for the sale of prepaid telephone cards to Autogrill S.p.A. (Edizione Holding group) €2 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—related company through

Mr. Moratti—€2 million, supply of energy from CamFin S.p.A. €1 million, supply of fuel by the Eni group €38 million and insurance premiums and building leases from the Generali group €15 million, telecommunications services from the Telefónica group €80 million, costs for credit recovery activities and factoring commissions from the Intesa SanPaolo group €8 million and from the Mediobanca group €1 million.

			€93 million

These refer to R&D expenditures, purchases of modems and ADSL equipment, consulting and services regarding intellectual property rights and real estate activities from the Pirelli group, €69 million, Document Management services from Telepost €18 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—a related company through

Mr. Moratti, €3 million, commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million and the supply of gas by Camfin €1 million.

					€112 million

These refer to R&D expenditures, purchases of modems and ADSL equipment, consulting and services regarding intellectual property rights and real estate activities from the Pirelli group, €72 million, Document Management services from Telepost €21 million, sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—a related company through

Mr. Moratti, €5 million, commissions paid to Autogrill S.p.A (Edizione Holding group) for the sale of prepaid telephone cards €2 million. In 2005, they included €10 million relating to insurance services from the Unipol group and €2 million from STMicroelectronics, which are no longer related parties in 2006.

Employee benefits expenses	2	This refer to non-mandatory personnel insurance premiums from the Generali group.	—		—

Other operating expenses	—		€6 million	There were other operating expenses relating to commercial transactions with the Pirelli group.	—

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Finance income	€83 million	This refers to income from the Intesa SanPaolo group €72 million and derivative contracts with the Mediobanca group €11 million.	—		—

Finance expenses	€46 million	These refer to expenses on derivative contracts with Mediobanca group €30 million and interest expenses on short-term payables, finance leases and the sale of receivables with the Intesa SanPaolo group €16 million.	—		—

Capital expenditures in tangible and intangible assets (on an accrual basis)	€82 million	These refer to unbundling from the Telefónica group €4 million and purchases of ADSL modems and equipment from the Pirelli group €78 million.	€61 million	These mainly refer to purchases of modems, cables and ADSL equipment from the Pirelli group.	€69 million	These refer to purchases of cables, modems and ADSL equipment from the Pirelli group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Trade and miscellaneous receivables and other current assets	€369 million

These mainly refer to the above-mentioned services for revenues from sales and services to the Telefónica group €91 million, to the Edizione Holding group €2 million, to the Generali group €9 million, to the Eni group €4 million, to the Intesa SanPaolo group €262 million and to the Mediobanca group €1 million.

			€5 million	These mainly refer to the above-mentioned services under revenues with the Pirelli group €3 million, the Edizione Holding group €1 million and other companies € 1 million.

Securities (current assets)	€7 million	These refer to securities issued by the Mediobanca group.	—

Financial receivables and other current financial assets	€13 million	There refer to derivatives on assets of a financial nature put into place with the Intesa SanPaolo group €12 million and to fair value hedge derivatives put into place with the Mediobanca group €1 million.	—

Cash and cash equivalents	€277 million	These refer to bank deposits with the Intesa SanPaolo group.	—

Non-current financial liabilities	€581 million	These refer to non-current financial payables for the Term Loan Facility €68 million, and the Revolving Credit Facility €62 million with the Mediobanca group. They also refer to non-current financial payables relating to the Term Loan Facility €259 million, the Revolving Credit Facility €126 million, fair value hedge derivatives €41 million, financial liabilities €9 million and finance lease liabilities €16 million with Intesa SanPaolo group.	—

Miscellaneous payables and other non-current liabilities	€1 million	These refer to deferred income on the supply of “IRU” transmission capacity to the Telefónica group.	—

Current financial liabilities	€164 million	These refer to fair value hedge derivatives put into place with the Mediobanca group €44 million and current account balances €66 million, fair value hedge derivatives €5 million, finance lease liabilities €6 million, financial payables €43 million with the Intesa SanPaolo group.	—

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions

Trade and miscellaneous payables and other current liabilities	€200 million

These refer to transactions with the Telefónica group €103 million, the Eni group €14 million, the Intesa SanPaolo group €80 million, the Mediobanca group €2 million and the Edizione Holding group €1 million.

			€27 million

These mainly refer to supply transactions connected both to the purchases and the performance of services both to the investing activities, to the Pirelli group €20 million, to Telepost for Document Management services €4 million, to F.C. Internazionale Milano S.p.A.—a related company through Mr. Moratti, for sponsorship and content provider costs €2 million.

The following tables present the major economic, balance sheet and financial item arising relationships between companies consolidated line-by-line on one hand and pension funds for employees of the companies of the Telecom Italia Group on the other.

	Transactions with related parties in the years ended December 31,
	2007		2006		2005
Items	In the aggregate	Main transactions	In the aggregate	Main transactions	In the aggregate	Main transactions
Employee benefits expenses	€84 million	These refer to the contribution made to pension funds of which €62 million for Telemaco, €15 million for Fontedir and €7 million for other Italian and foreign pension funds.	€25 million	These refer to the contribution made to pension funds of which €17 million for Telemaco, €6 million for Fontedir and €2 million for other Italian and foreign pension funds.	€23 million	These refer to the contribution made to pension funds of which €16 million for Telemaco, €5 million for Fontedir and €1 million for other Italian and foreign pension funds.

	Balances with related parties as of December 31,
	2007		2006
Items	In the aggregate	Main transactions	In the aggregate	Main transactions
Trade and miscellaneous payables and other current liabilities	€31 million	These refer to contributions payable to pension funds of which €24 million for Telemaco, €5 million for Fontedir and €2 million for other Italian and foreign pension funds.	€20 million	These refer to contributions payable to pension funds of which €15 million for Telemaco, €4 million for Fontedir and €1 million for other Italian and foreign pension funds.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following is a brief description of the contents of the main contracts between the Telecom Italia Group and associates, joint ventures, companies controlled by associates, companies controlled by joint-ventures and related parties through directors, statutory auditors and key managers and the pension funds for employees of the Group companies.

Contracts with:

Aree Urbane S.r.l.

Revenue related

These refer to a medium/long-term loan made and regulated by the shareholders’ agreements.

Asscom Insurance Brokers S.r.l.

Expense related

This refers to an insurance broker and consulting contract regarding the risk coverage of the Italian and foreign companies of the Group.

Baltea S.r.l.

Expense related

The contracts refer to purchases of accessories and consumable stores for Olivetti S.p.A. photocopiers destined for resale.

ETECSA

Revenue related

The main contracts relate to:

•	international telecommunications services and roaming;

•	technical assistance supplied by Telecom Italia S.p.A.;

•	recovery of costs for off-site personnel.

Expense related

The main contracts relate to international telecommunications services and roaming.

LI.SIT S.p.A.

Revenue related

The contract refers to the information network for the social and health system of the Lombardia Region, rendering online services available to all the regional health structures, by supplying:

•	cards with microchips for all citizens and health operators in Lombardia;

•	outsourcing services for the management of the Internet Data Center and hardware and software systems;

•	professional and applications consulting for the implementation and management of the system.

Luna Rossa Challenge 2007 S.L.

Revenue related

The main contracts cover the supply of telephony services.

Expense related

The main contracts refer to the sponsorship of the Luna Rossa sailboat during the XXXII America’s Cup. According to these contracts, Telecom Italia Group has become the Main Sponsor of Luna Rossa and Partner and Official Sponsor of the race. It also acquired the sublicense rights on the “Luna Rossa” trademark for certain categories of goods.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movenda S.p.A.

Expense related

The main contracts refer to the development of innovative software products for the mobile network.

NordCom S.p.A.

Revenue related

The main contracts refer to the supply of data network connections and software applications and the recovery of costs for off-site personnel.

Expense related

The contract refers to the development of systems and computer solutions.

Shared Service Center S.c.a.r.l.

Revenue related

The main contracts refer to:

•	supply of telephone, data transmission services and information systems and computer services;

•	operation and maintenance of the client’s software applications at the Telecom Italia data center;

•	the recovery of costs of centralized expenses.

Expense related

The main contracts refer to:

•	supply of computer and information services relating to:

•	design, implementation, release, operation and management of portals, institutional sites, SAP and dedicated solutions;

•	SAP application maintenance and service management services;

•	lease of a building.

Telbios S.p.A.

Revenue related

The main contracts cover the supply of telephone services, ADSL lines and the sale of video-communication equipment and services rendered for activities directed towards specific projects.

Expense related

The main contracts refer to the supply of services, products and hardware systems and software for the remote medical offering.

Teleleasing S.p.A.

Revenue related

The relationships relate to the application of the cooperation agreement signed in 2000. By virtue of this agreement, Telecom Italia assigned Teleleasing the role of financial partner for its commercial offerings to customers purchasing by lease instead of by outright purchase. Telecom Italia sells the equipment to Teleleasing which, in turn, signs the lease contract with the customer; Telecom Italia sees to the collection of the lease payments after having acquired the rights.

Expense related

The main contracts refer both to the finance lease of telephone systems to Telecom Italia and its invested companies and the finance lease of a building.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Tiglio I S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date in 2021 and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia, for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

Tiglio II S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date in 2021 and the possibility of tacit renewal, unless notice of termination is given, by Telecom Italia for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

* * *

Telecom Argentina Group

Revenue related

The main contracts refer to:

•	technical assistance provided by Telecom Italia for broadband development and for the study and implementation of Value Added Services;

•	data transmission and voice services and the supply of “IRU” transmission capacity by Telecom Italia Sparkle S.p.A.;

•	international telecommunications services and roaming.

Expense related

The main contracts relate to international telecommunications services and roaming.

Italtel Group

Revenue related

The main contracts provide for the supply of telephone, data transmission services and the sale of LAN and MAN networks.

Expense related

The main contracts provide for the supply and maintenance of traditional switching and innovative switching (VoIP) equipment and the relative services, as well as the supply of innovative equipment and their maintenance for the data networks using CISCO technology.

* * *

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Asm Group

Revenue related

The main contracts refer to the supply of telephone services.

CamFin Group

Revenue related

The main contracts refer to the supply of telephone and data transmission services.

Expense related

The contract refers to the supply of gas with the company Cam Gas S.p.A.

Edizione Holding Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Expense related

The main contracts refer to the sponsorship of companies and sports events, commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards and occupancy charges for the public telephones located at their structures.

Eni Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services and the lease of registered movable assets.

Expense related

The main contracts provide for the supply of gas for heating and fuel for motor vehicles and also the supply of air transportation services.

F.C. Internazionale Milano S.p.A.

Revenue related

The main contracts call for the supply of telephone and data transmission services.

Expense related

The main contracts refer to costs for the sponsorship and the rights to diffuse content regarding the sports events of the soccer company F.C. Internazionale Milano (Inter) by Telecom Italia. The sponsorship contract particularly provides for the possibility of using the Inter brand and logo for all advertising activities and the sale of mobile telephone equipment, the participation of Inter in the Trofeo TIM and the visibility of the TIM brand during the Inter championship and “Coppa Italia/TIM Cup” games at home.

Generali Group

Revenue related

The main contracts provide for the supply of services for fixed and mobile telecommunications and data transmission among agencies and high-speed connections between offices and outsourcing of the relative services.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Under the agreement formalized in 2007, Telecom Italia is the sole provider of telecommunications equipment and services (fixed and mobile voice, data, equipment maintenance, etc.) for all the foreign companies of Generali (in France, Portugal, Germany, Belgium, Austria and Spain); the contract is for a period of five years.

Expense related

The main contracts refer to:

•	insurance policies to cover company risks;

•	property leases through Società Generali Properties S.p.A.

Intesa SanPaolo Group

Revenue related

The main contracts refer to:

•	bank current accounts and deposits by companies of the Telecom Italia Group;

•	fair value hedge derivatives relating to hedged items classified in current financial assets and non-hedging derivatives with companies of the Telecom Italia Group;

•	supply of telephone and data transmission services;

•	trading of ICT products and solutions.

Expense related

The contracts refer to the following:

•	Term Loan Facility (expiring January 28, 2010) and a Revolving Credit Facility (expiring August 4, 2014);

•	loans, current accounts and finance lease liabilities with companies of the Telecom Italia Group;

•	credit recovery activities;

•	sale of trade receivables.

Mediobanca Group

Revenue related

The main contracts refer to:

•	fair value hedge derivatives relating to hedged items classified in current financial assets with Telecom Italia S.p.A.;

•	bonds issued by Mediobanca subscribed by Telecom Italia Finance S.A.;

•	supply of telephone services, data network outsourcing, video-surveillance and data network expansion at the branches.

Expense related

The contracts refer to the following:

•	Term Loan facility (expiring January 28, 2010) and Revolving Credit Facility (expiring August 4, 2014) where Mediobanca is one of the Initial Mandated Lead Arrangers and Bookrunners;

•	fair value hedge derivatives relating to CCIRS on Telecom Italia Capital S.A. bonds for USD 1 billion, 4%, maturing November 15, 2008.

Merloni Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services and housing services.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telefónica Group

Revenue related

The main contracts refer to the following:

•	supply of software for vocal synthesis and recognition, integrated within the solutions that the companies sell to large public and private companies;

•	supply of “IRU” transmission capacity;

•	interconnection and international roaming services;

•	broadband access fees.

Expense related

The main contracts refer to the following:

•	interconnection, international roaming services, site sharing and co-billing agreements;

•	broadband line sharing and unbundling.

Pirelli & C. S.p.A.

Revenue related

The contracts refer to:

•	Assistance and consulting services rendered for economic analyses and sector studies

The purpose of this contract is the rendering of assistance and consulting services by Telecom Italia to Pirelli for economic analyses and sector studies.

•	Supply of telecommunications services

Expense related

The main contracts with Pirelli & C. and its wholly-owned subsidiaries, Pirelli Broadband Solutions S.p.A. and Pirelli Labs S.p.A., refer to the following:

•	Contract for consulting and services for intellectual property rights

The contract refers to:

–	consulting and end-to-end services regarding intellectual property rights;

–	defining strategies regarding intellectual property rights;

–	litigation and analyses of patents of the competition;

–	management of a database for patent data and relative reports;

–	training of technicians.

During the first quarter, a mutual resolution of the relationship was agreed starting from April 1, 2007 and continuing to the end of the year (natural expiration date of the contract) for certain initiatives.

•	Contract for research and development

The contract, signed in 2002, covers research projects and product development projects, but differently:

•	Research projects

The contract provides:

1.	with regard to the results of research for which patents are not filed, three areas of competence which have been identified as follows:

–	simple and complex devices, competence of Pirelli;

–	networks and services, competence of Telecom Italia;

–	subsystems, joint competence of Telecom Italia—Pirelli;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2.

with regard to patents resulting from research, ownership is joint, with the understanding that each party must give the other a license on the respective portion of ownership according to the following format:

–	Pirelli grants Telecom Italia an exclusive license of patents which can be sublicensed for use in the “Networks and Services” area;

–	Telecom Italia grants Pirelli an exclusive license of patents which can be sublicensed for use in the “Devices” area.

Each of the parties is required to pay the other party 50% of the consideration from any sublicenses granted. Furthermore, Pirelli is obliged to sell to Telecom Italia and the companies it controls, under an exclusive arrangement, any optical devices for telecommunications that use patents deriving from the research projects, for a period of one year from the completion of the single project.

However, the parties may agree upon alternative solutions which ensure a similar or substitute advantage to Telecom Italia.

•	Product development projects

The main points of the new contract are as follows:

–

at the start of every project, the activities are planned, the requisites of the anticipated product and the increase in value from the relative development are agreed, in addition to a target price for the product under development;

–

as the project progress, if the product under development is no longer of interest to Telecom Italia due to changes in market conditions or technology, Telecom Italia may discontinue the project at pre-set times;

–	Telecom Italia shall acquire exclusive ownership of the rights to the outcome of the projects and, should it decide to buy the product, will assign Pirelli the first lot supplied.

•	Contracts for the supply of equipment

These contracts call for the supply of user equipment for network access and broadband services and devices for exchanges to supply such services.

•	Cooperation contract concerning joint initiatives

Under this contract, Pirelli is working on two research projects for Telecom Italia: one relating to the “Photovoltaic and energy consumption measurement systems” and the second to “Third-generation poles for the fixed network”. The agreements generally state that Telecom Italia S.p.A. is entitled to ownership of the rights on the intellectual properties deriving from the work established in the contracts where they are: a) exclusively applicable to telecommunications networks and/or telecommunications services or components of telecommunications networks which technical appendices of the projects identify as their specific objective and b) characterized by the inclusion of specific chemical compositions and/or treatments using specific chemical processes. The license granted to Telecom Italia, with regard to the results obtained during the course of the activities conducted under the above two projects mentioned, is at no charge.

Pirelli & C. Real Estate S.p.A.

Revenue related

The contracts provide for the supply of call center services, data transmission services, building leases and electrical energy.

Expense related

The contracts refer to project management (development of real estate projects), property management (administrative management of lease contracts) and agency services (commercial management of owned and leased buildings), maintenance of technological plants and systems and total facility management (maintenance and operation of plants, security and cleaning services).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Furthermore, Pirelli & C. Real Estate has a 35% stake in the capital of the companies which hold the closed-end real estate investment funds Raissa and Spazio Industriale (to which properties were contributed as part of the real estate transaction approved by the board of directors on December 21, 2005) and holds control of the management companies (Pirelli & C. Real Estate SGR and Pirelli & C. Real Estate SGR Opportunities) of the above real estate funds.

***

Pension funds

Transactions regarding supplementary pension funds refer to:

•	payment of contributions due by both the employer and the employee;

•	supply of personal information records of the associated employees with the relative contribution details.

***

Remuneration to managers with key responsibilities

“Key managers”, that is, those persons having authority and responsibility, directly or indirectly, for planning, management and control of the activities of Telecom Italia, including directors, are as follows:

Directors:
Gabriele Galateri di Genola(1)	Chairman
Pasquale Pistorio(2)	Chairman
Guido Rossi(3)	Chairman
Franco Bernabè(1)	Chief Executive Officer
Carlo Orazio Buora(4)	Executive Deputy Chairman
Riccardo Ruggiero(4)	Chief Executive Officer General Manager

Managers:
Enrico Parazzini	General Manager Head of Finance, Administration and Control Chairman of Telecom Italia Media S.p.A.
Antonio Campo Dall’Orto(7)	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Stefano Pileri	General Manager Head of Technology
Massimo Castelli	General Manager Head of Domestic Fixed Services
Luca Luciani	General Manager Head of Domestic Mobile Services
Gustavo Bracco	Head of Human Resources, Organization and Industrial Relations
Francesco Chiappetta	Head of General Counsel & Corporate & Legal Affairs
Germanio Spreafico	Head of Purchasing
Franco Rosario Brescia(5)	Head of Public Affairs
Paolo Annunziato(6)	Head of Public Affairs
Filippo Bettini(7)	Head of Strategy

Giampaolo Zambeletti(7)	Head of International Affairs

(1)	From December 3, 2007.

(2)	From April 17, 2007 to December 2, 2007.

(3)	To April 6, 2007.

(4)	To December 2, 2007.

(5)	From February 16, 2007 to May 24, 2007.

(6)	From May 25, 2007.

(7)	From February 16, 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The total remuneration recorded for the period by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to euro 43 million (euro 33 million in 2006) divided as follows:

	2007		2006
	(millions of Euro)
Short-term remuneration	25	(*)	19	(**)
Long-term remuneration	1	(***)	4
Employment termination benefit incentives	17		10

	43		33

(*)	of which €1 million accounted for by the subsidiary TI Media S.p.A..

(**)	of which €0.3 million accounted for by the subsidiary TI Media S.p.A..

(***)	of which €0.1 million accounted for by the subsidiary TI Media S.p.A..

NOTE 43—STOCK OPTION PLANS OF THE TELECOM ITALIA GROUP

During 2007 and 2006, the existing stock option plans relate to options that give, or have given, the right to the subscription of Telecom Italia Ordinary Shares (including shares from the options that had at one time been granted by TIM S.p.A., later merged in Telecom Italia S.p.A.) and Telecom Italia Media ordinary shares. These plans have been used by the Group for retention purposes and as a long-term incentive for managers and personnel of the Group.

The stock option plans of the Group are described below.

Telecom Italia S.p.A. Stock Option Plans

With respect to the description of Telecom Italia stock option plans, account should be taken of the following mergers:

•

merger of Telecom Italia S.p.A. in Olivetti S.p.A. in 2003:    starting from August 4, 2003, the number of shares that could originally be subscribed under the stock option plans (one share for each option) was changed on the basis of the new exchange ratio and now, each option allows the subscription of 3.300871 new post-merger Telecom Italia Ordinary Shares; the relevant subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the option was adjusted for each plan, dividing the original exercise price of the options by the new assignment ratio;

•

merger of TIM S.p.A. in Telecom Italia S.p.A. in 2005:    starting from June 30, 2005, the number of shares that could originally be subscribed under the TIM S.p.A. stock option plans (one share for each option) was changed on the basis of the new exchange ratio and now, each option allows the subscription of 1.73 post-merger Telecom Italia S.p.A. Ordinary Shares; the relevant subscription price of each Telecom Italia Ordinary Share resulting from the exercise of the option was adjusted for each plan, dividing the original exercise price of the options by the new exchange ratio.

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, the Group has used the concept of “equivalent options”, that means a quantity of options equal to the number of Telecom Italia Ordinary Shares subscribable post-merger. In this manner, the weighted average prices and the exercise prices are consistent and directly comparable among each other.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The main features of the Telecom Italia stock option plans existing at December 31, 2006 and 2007 are summarized below:

						Original Grant		Exercise Period		Equivalent Options Outstanding at
Stock Option Plans (Date of Shareholder Meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio(1)	Exercise Price of Options (euro)(2)	Exercise Price for Equivalent Options (euro)(3)	No. of Options	No. of Equivalent Options	from	to	12/31/2006	12/31/2007
2000 Plan (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	9/11/2000 (Managers of the Group)	1°	3.300871	13.815	4.185259	15,460,000	51,031,466	7/2/01	7/1/06	—	—
		2°	3.300871	13.815	4.185259	15,460,000	51,031,466	7/1/02	6/30/07	17,659,608	—
		3°	3.300871	13.815	4.185259	15,460,000	51,031,466	not vested(4)		—	—
		extra bonus	3.300871	13.815	4.185259	5,050,000	16,669,399	not vested(4)		—	—

2001 Plan (6/12/2001 - 5/26/2003)	7/27/2001 (Managers and Middle Managers of the Group)	1°	3.300871	10.488	3.177343	33,512,500	110,620,439	4/16/02	4/15/07	105,123,871	—
		2°	3.300871	10.488	3.177343	33,512,500	110,620,439	not vested(4)		—	—

2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	1°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/03	2/18/08	8,714,294	6,535,721
		2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	8,714,294	6,535,721
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	13,863,655	10,958,889

2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001- 5/26/2003)	3/26/2002 (Managers of the Group and new grantees)	1°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/03	3/3/08	14,448,297	13,824,437
		2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	15,381,635	14,713,214
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	22,326,947	21,039,616

2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001- 5/26/2003)	8/1/2002 (Managers of the Group and new grantees)	1°	3.300871	7.952	2.409061	252,000	831,819	3/3/03	3/3/08	663,473	663,473
		2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	663,473	663,473
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	884,631	884,631

2000-2002 Plan (12/18/1998 - 4/07/2005)	12/22/1999 (Managers of the Group)	1°	1.730000	6.420	3.710983	7,070,000	12,231,100	5/1/00	12/31/08	—	—
		2°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/01	12/31/08	8,198,461	8,002,395
		3°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/02	12/31/08	8,747,930	8,471,136

Consolidated Financial Statements	Notes To Consolidated Financial Statements

						Original Grant		Exercise Period		Equivalent Options Outstanding at
Stock Option Plans (Date of Shareholder Meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio(1)	Exercise Price of Options (euro)(2)	Exercise Price for Equivalent Options (euro)(3)	No. of Options	No. of Equivalent Options	from	to	12/31/2006	12/31/2007

2002-2003 Plan (10/10/2000 - 4/07/2005)	2/12/2002 (Managers of the Group and employees)	1°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/17/02	12/31/08	15,046,675	14,449,825
		2°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/1/03	12/31/08	15,046,675	14,449,825

2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers of the Group and new grantees)	1°	1.730000	5.070	2.930636	16,685,667	28,866,204	5/2/03	5/31/08	725,042	725,042
		2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	920,186	920,186
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,271,377	1,271,377

Total										258,400,524	124,108,961

(1)	Number of Telecom Italia Ordinary Shares subscribable for the exercise of one option.

(2)	Original exercise price determined for the exercise of one option.

(3)	Exercise price of Telecom Italia Ordinary Shares that come from the exercise of the options.

(4)	Lot not vested because of failure to reach the performance criteria.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additional information in connection with the Telecom Italia stock option plans is briefly provided.

•

“Stock Option Plan 2000” and “Stock Option Plan 2001”:    for each lot, the options vested on condition that a performance parameter was met which was linked to the ratio of the arithmetic mean of the official market prices of Telecom Italia Ordinary Shares (considered over a specific period of time) to the arithmetic mean of the corresponding values of the Dow Jones Eurostoxx for the Telecommunications sector.

For the Stock Option Plan 2000, the first and second lots met the performance criteria and, consequently, the options vested. The third lot and the extraordinary lot did not meet the performance criteria and, therefore, such options did not vest and were forfeited in 2003.

For the Stock Option Plan 2001, the first lot met the performance criteria and, consequently, the options vested. The second lot, instead, did not meet the performance criteria and, therefore, such options did not vest and were forfeited in 2003.

During 2007, the date for the exercise of the remaining exercisable options expired for both plans and, consequently, they expired.

•	“Stock Option Plan 2002 Top”: the options were not subject to reaching performance parameters.

•

“Stock Option Plan 2002”:    in the meeting held on March 26, 2002, the Telecom Italia Board of Directors considered the objective ineffectiveness of the Stock Option Plan 2000, as an incentive and as a means of retaining management loyalty, and approved the introduction of the “Stock Option Plan 2002”, for management of the Group who were already grantees of the Stock Option Plan 2000 and other managers hired after July 27, 2001 (starting date of the Stock Option Plan 2001). The grantees of the original Stock Option Plan 2000, on condition of voluntarily relinquishing the relative options beforehand, could take part in the new plan. The options of the Stock Option Plan 2002 were not subject to reaching performance parameters.

•

“Stock Option Plans 2000-2002”: the options vested subject to reaching an objective minimum parameter to be measured with reference to the results achieved by the company in terms of E.V.A. (Economic Value Added), net of financial investments, compared to the minimum measurement indicated in the annual budget, respectively, in the years 1999, 2000 and 2001. The parameter was reached and, consequently, the options vested.

•	“Stock Option Plans 2002-2003”: the options were not subject to reaching performance parameters.

•

“Stock Option Plans 2003-2005”: in the meeting held on May 6, 2002, the TIM S.p.A. Board of Directors approved the introduction of the “Stock Option Plans 2003-2005” for management of the Group who already held options in the Stock Option Plans 2001-2003 and the Supplementary Plans 2001-2003 and new grantees. The grantees who already held options in the previous plans could take advantage of the new plans, on condition of voluntarily relinquishing the relative options beforehand. The options were not subject to reaching performance parameters.

During 2007, no new stock option plans were introduced.

Furthermore, during 2007 no stock options were exercised.

The market value of Telecom Italia Ordinary Shares at December 31, 2007 and 2006 was respectively €2.13 and €2.29, both lower than the exercise prices per equivalent option for all the stock option plans.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Aggregate movements in all Telecom Italia stock option plans in 2006 and 2007 are presented in the following table:

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(Euro)
Options outstanding at December 31, 2005	301,582,198	3.24
Lapsed(1)	(25,522,066)	3.14
Expired and Forfeited(2)	(17,659,608)	4.19

Options outstanding at December 31, 2006	258,400,524	3.19
Lapsed(1)	(11,590,605)	2.91
Expired and Forfeited(2)	(122,700,958)	3.32

Options outstanding at December 31, 2007	124,108,961	3.08

(1)	These equivalent options lapsed since they could no longer be exercised as a result of the termination of employment and/or other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period or forfeited since they did not become vested due to failure to reach the performance parameters.

The following tables present, with reference to the Telecom Italia stock option plans existing at December 31, 2007 and 2006, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices	Equivalent Options Outstanding and Exercisable at December 31, 2007
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price
(Euro)		(years)	(Euro)
2.41	2,211,577	1.27	2.41
2.78-2.94	76,524,203	1.33	2.88
3.27-3.72	45,373,181	1.00	3.43

	124,108,961

Range of Prices	Equivalent Options Outstanding and Exercisable at December 31, 2006
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price
(Euro)		(years)	(Euro)
2.41	2,211,577	2.27	2.41
2.78-2.94	86,365,727	2.34	2.88
3.17-3.72	152,163,612	0.82	3.26
4.19	17,659,608	0.50	4.19

	258,400,524

Telecom Italia Media S.p.A. Stock Option Plans

During 2007 and 2006, the existing stock option plans of Telecom Italia Media, relate to options that give, or have given, the right to the subscription of Telecom Italia Media ordinary shares equal to the number of options exercised, at a specific exercise price.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The main features of the Telecom Italia Media stock option plans existing at December 31, 2006 and 2007 are summarized below:

Stock Option Plans (Date of Shareholder Meeting)	BoD Grant Date (Garantees)	Lot		Exchange Ratio(1)	Original Exercise Price of the Options (euro)(2)	Implicit Exercise Price of the Options (euro)(3)	Original Granted N. of Options	Exercise Period		Options Outstanding at
								from	to	12/31/2006	12/31/2007

2002 Key People (11/20/2000 and integrations of 5/10/2001,	5/17/2002 (Managers of the Group and Employees)	1	°	1.000	0.8532	0.8532	13,920,000	5/1/03	5/31/08	675,000	675,000
		2	°	1.000	0.8532	0.8532	13,920,000	5/1/04	5/31/08	675,000	675,000
7/30/2001 and 12/11/2001)		3	°	1.000	0.8532	0.8532	18,560,000	5/1/05	5/31/08	900,000	900,000
2005 (11/20/2000	2/23/2005 (Managers of the Group and Employees)	1	°	1.000	0.3826	0.3826	15,890,000	7/11/05	12/31/08	2,174,830	2,114,830
and integrations of 5/10/2001,		2	°	1.000	0.3826	0.3826	11,917,500	1/5/06	12/31/08	5,395,000	5,237,500
7/30/2001 and 12/11/2001)		3	°	1.000	0.3826	0.3826	11,917,500	1/8/07	12/31/08	9,712,500	9,450,000

Total										19,532,330	19,052,330

(1)	Number of Telecom Italia Media ordinary shares subscribable following the exercise of one Option.

(2)	Original exercise price determined for the exercise of one Option.

(3)	Telecom Italia Media ordinary shares exercise price deriving from the exercise of the Options.

Additional information in connection with the Telecom Italia Media stock option plans are briefly provided.

•	“Key People Plan”: the options were not subject to reaching performance parameters.

•

“Plan 2005”:    in the meeting held on February 23, 2005, the Telecom Italia Media S.p.A. Board of Directors considered the objective ineffectiveness of the “Stock Option Plan 2000-2002” and “Key People Plan”, as an incentive and as a means of retaining management loyalty, and approved the introduction of the “Plan 2005” for managers, employees in service at Telecom Italia Media and its subsidiaries identified on the basis of specific responsibilities and/or expertise who were already grantees of the Stock Option Plan 2000-2002 and the Key People Plan. The grantees of the previous plans, on condition of voluntarily relinquishing the relative options beforehand, could take part in the new plan. The previous plans, however, remain in place at the same conditions, procedures and regulations for the employee grantees of the other companies of the Telecom Italia Group, for retired employees and for employees of the Media business unit who did not relinquish the options. Under the Plan 2005, 39,725,000 options were granted at an exercise price of €0.3826.

The fair value was determined as €0.1246 per option.

The options were not subject to reaching performance parameters.

During 2007, no new stock option plans were introduced.

Furthermore, during 2007 no stock options were exercised.

The market value of Telecom Italia Media ordinary shares at December 31, 2007 and 2006 was respectively €0.24 and €0.36, both lower than the exercise price for the options of each stock option.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Aggregate movements in all Telecom Italia Media stock option plans in 2006 and 2007 are presented in the following table:

	Number of Options	Weighted Average Price per Option
		(Euro)
Options outstanding at December 31, 2005	27,504,830	0.42
Exercised	(6,100,000)	0.38
Lapsed(1)	(1,872,500)	0.38

Options outstanding at December 31, 2006	19,532,330	0.44
Lapsed(1)	(480,000)	0.38

Options outstanding at December 31, 2007	19,052,330	0.44

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

The following tables present, with reference to the Telecom Italia Media stock option plans existing at December 31, 2007 and 2006, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the options:

Range of Prices	Options Outstanding and Exercisable at December 31, 2007
	Options	Residual Weighted Average Life	Weighted Average Grant Price
(Euro)		(years)	(Euro)
0.38	16,802,330	1.00	0.38
0.85	2,250,000	0.42	0.85

	19,052,330

Range of Prices	Options Outstanding at December 31, 2006			Options Exercisable at December 31, 2006
	Options	Residual Weighted Average Life	Weighted Average Grant Price	Options	Weighted Average Grant Price
(Euro)		(years)	(Euro)		(Euro)
0.38	17,282,330	2.00	0.38	7,569,830	0.38
0.85	2,250,000	1.42	0.85	2,250,000	0.85

	19,532,330			9,819,830

NOTE 44—OTHER INFORMATION

a)    Exchange rate used to translate foreign currency financial statements(1)

	Balance sheet items— Year-end exchange rates as of December 31,			Income statement items— Average exchange rates for the year ended December 31,
(Local Currency units for 1 Euro)	2007	2006	2005	2007	2006	2005
Europe
CHF Swiss Franc	1.65470	1.60690	1.55510	1.64280	1.57294	1.54822
GBP Pound Sterling	0.73335	0.67150	0.68530	0.68462	0.68178	0.68379
TRY Turkish Lira(*)	1.71700	1.85150	1.58750	1.78647	1.79800	1.67000
North America
CAD Canadian Dollar	1.44490	1.52810	1.37250	1.46825	1.42361	1.50924
U.S. Dollar	1.47210	1.31700	1.17970	1.37072	1.25552	1.24436

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	Balance sheet items— Year-end exchange rates as of December 31,			Income statement items— Average exchange rates for the year ended December 31,
(Local Currency units for 1 Euro)	2007	2006	2005	2007	2006	2005
Central and South America
VEB Venezuelan Bolivar(*)	3,161.04000	2,831.55000	2,536.35500	2,943.98595	2,699.36800	2,628.83494
BOB Bolivian	11.22480	10.45698	9.37862	10.74977	9.97464	9.99316
PEN Peruvian Nuevo Sol	4.40894	4.20782	4.05522	4.28485	4.10882	4.09907
ARS Argentine Peso	4.63693	4.03265	3.57685	4.27143	3.86013	3.63771
CLP Chilean Peso	733.03200	701.30250	604.59625	714.96824	666.01290	695.98714
COP Colombian Peso	2,969.59000	2,948.10450	2,695.67349	2,841.70996	2,963.62507	2,886.68182
MXN Mexican Peso	16.05470	14.26970	12.58303	14.97945	13.68708	13.54809
BRL Brazilian Real	2.60753	2.81575	2.76132	2.66397	2.73341	3.02888
Other countries
HKD Hong Kong Dollar	11.48000	10.24090	9.14740	10.69340	9.75391	9.67904
SGD Singapore Dollar	2.11630	2.02020	1.96280	2.06351	1.99387	2.07066
ILS Israeli Shekel	5.66514	5.54786	5.42426	5.63061	5.59097	5.57951
JPY Japanese Yen	164.93000	156.93000	138.90000	161.26438	146.02074	136.84625

(1)	Source: Data processed by Central European Bank, Reuters and major Central Banks.

(*)

Turkey and Venezuela had been considered high-inflation countries until December 31, 2005 and therefore the related income statements for the year 2005 were translated using the year-end exchange rates.

b)    Research and development

During the 2007, research and development activities by the Telecom Italia Group were mainly carried out by the research center, Telecom Italia Lab, also in collaboration with Pirelli Labs, and by Olivetti S.p.A..

The total costs incurred in 2007 amount to approximately €122 million (€133 million in 2006 and €180 million in 2005) and are represented by external costs, labor costs of dedicated staff and depreciation and amortization.

The research activities expensed during the year amount to €83 million (€76 million in 2006 and €128 million in 2005). Capitalized development costs, €39 million (€57 million in 2006 and €52 million in 2005), include only expenditures that can be directly attributed to the development process: in particular, such capitalization refers to tangible assets for network assets and intangible assets for software.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in the “Item 5—Operating and Financial Review and Prospects—5.7 Research, Development and Innovation”.

c)    Operating leases

Revenue—related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

At December 31, 2007, the amount of lease installments receivable on non-cancelable lease contracts is equal to €5 million (€10 million at December 31, 2006) and all of them expire within one year.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Expense—related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2007, the amount of lease installments payable on non-cancelable lease contracts is the following:

	At December 31,
	2007	2006
	(millions of Euro)
Within 1 year	445	355
From 2 to 5 years	824	788
Beyond 5 years	222	323

Total	1,491	1,466

NOTE 45—EVENTS SUBSEQUENT TO DECEMBER 31, 2007

Sale of the residual investment in Atesia

On January 22, 2008, Telecom Italia finalized the sale of the remaining 19.9% stake in Atesia S.p.A. to AlmavivA Contact S.p.A. for €1.5 million after the put option was exercised pursuant to the Share Purchase and Sale Contract signed on July 2, 2004.

Repayment and repurchase of bonds

On January 24, 2008, the Telecom Italia Finance S.A. bonds with a 5.875% coupon payable annually reached maturity and were duly repaid in the amount of €1,658.9 million (the original issue amount of €1,750 million was later reduced as a result of the bonds repurchased on the market and subsequently cancelled).

***

On February 4, 2008, the Board of Directors approved the repurchase of bonds issued by Telecom Italia S.p.A. for a maximum amount of €1 billion over the next 18 months.

Sale of the investment in Liberty Surf Group S.a.s.

In the early months of 2008, steps were taken to sell the investment in Liberty Surf Group S.a.s. (Broadband activities in France).

TLC operating fee 1998

By order of February 21, 2008, the EU Court of Justice ruled in favor of the Telecom Italia Group on the question of the incompatibility of internal laws (art. 20 of Law 488/98) with community regulations. Such law had extended the obligation to pay the TLC operating fee for 1998 even though the market that had already been deregulated.

In May 2006, the Regional Administrative Court (TAR) of Lazio, based on the appeals filed by Telecom Italia and TIM to ascertain their right to the reimbursement of the operating fee for the year 1998 (amounting to €386 million for Telecom Italia and €143 million for TIM, in addition to interest), had suspended the national judgment and sent the case to the Court of Justice to rule on the preliminary question, on the basis that the national laws were potentially in contrast with the community directive 97/13 concerning the rights and expenses for individual licenses.

Once the TAR of Lazio summarizes the administrative decision, it is expected that the court will rule on the incompatibility of the internal laws contested by the Telecom Italia Group with the mentioned community directives, in accordance with tha decision of EU Court of Justice.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 46—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob Resolution 11971 dated May 14, 1999, as amended, and Consob Communication DEM/6064293 dated July 28, 2006, the list of companies and significant investments held by the Group is provided herein.

The list is divided by type of investment, consolidation method and business.

The following is indicated for each company: name, head office, country, share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different from the percentage holding of share capital, and which companies hold the investment.

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,673,793,336
	(ITALY)

List of companies consolidated on a line-by-line basis

DOMESTIC BUSINESS UNIT

ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME-ITALY)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL (installation and maintenance of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
				0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES LTDA
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS LTD
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	SANTIAGO (CHILE)	CLP	9,264,912,315	100.0000		LATIN AMERICAN NAUTILUS LTD

LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	99.9996		LATIN AMERICAN NAUTILUS LTD

LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and maintenance of submarine cable systems)	MEXICO D.F. (MEXICO)	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS LTD
				0.0100		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS LTD
(installation and maintenance of submarine cable systems)	(PERÙ)

LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS ltd.
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS ltd.
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	CARACAS (VENEZUELA)	VEB	981,457	100.0000		LATIN AMERICAN NAUTILUS ltd.

LOQUENDO S.p.A. (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.

MATRIX S.p.A. (internet services)	MILAN (ITALY)	EUR	1,100,000	100.0000		TELECOM ITALIA S.p.A.

MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd

MED-1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.

MED-1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.

MEDITERRANEAN NAUTILUS BV (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd

MEDITERRANEAN NAUTILUS GREECE S.A. (telecommunications services)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS BV

MEDITERRANEAN NAUTILUS Inc. (telecommunications services)	DELAWARE (USA)	USD	500	100.0000		MEDITERRANEAN NAUTILUS BV

MEDITERRANEAN NAUTILUS ISRAEL Ltd (telecommunications services, installation and management of submarine cable systems)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS BV

MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS BV

MEDITERRANEAN NAUTILUS Ltd (telecommunications services, installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS BV MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.

OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.

PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.

SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	MILAN (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.

TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA-FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD (telecommunications services)	SINGAPORE	USD	500,000	99.9998 0.0002		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECONTACT CENTER S.p.A (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	BORGO MAGGIORE REPUBLIC OF SAN MARINO	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (housing and hosting)	DOGANA REPUBLIC OF SAN MARINO	EUR	25,800	99.0000 1.0000		TELECOM ITALIA SAN MARINO S.p.A. TELECOM ITALIA SPARKLE S.p.A.

TI BELGIUM S.P.R.L.—B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIS France S.A.S. (installation and management of services connected to fixed network and related activities)	PARIS (FRANCE)	EUR	3,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI—TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA (telecommunications services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

EUROPEAN BROADBAND BUSINESS UNIT

BBEYOND B.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.

BBNED N.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.

HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH

INTERCALL S.A. (audiotex services and sale of prepaid phone cards)	PARIS CEDEX 09 (FRANCE)	EUR	807,060	88.6342		LIBERTY SURF GROUP S.A.S

INTERNLNET B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	39,960	100.0000		BBNED N.V.

LIBERTY SURF GROUP S.A.S. (holding company)	PARIS (FRANCE)	EUR	282,559,451	100.0000		TELECOM ITALIA S.p.A.

LIBERTY SURF NETWORK B.V. (in liquidation) (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.S.

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA S.A.S. (Internet access provider)	PARIS CEDEX 09 (FRANCE)	EUR	3,478,234	100.0000		LIBERTY SURF GROUP S.A.S.

BRAZIL MOBILE BUSINESS UNIT

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,273,221,437	100.0000		TIM INTERNATIONAL N.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIM CELULAR S.A. (mobile telephony operator)	SAO PAULO (BRAZIL)	BRL	7,826,534,568	100.0000		TIM PARTICIPAÇÕES S.A.

TIM NORDESTE S.A. (mobile telephony operator)	JABOATÃO DOS GUARARAPES (BRAZIL)	BRL	1,610,401,325	100.0000		TIM CELULAR S.A.

TIM PARTICIPAÇOES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,550,525,275	69.7253	81.2399	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.

GIALLO VIAGGI.IT S.r.l. (in liquidation) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

MILANO DESIGN STUDIO S.r.l. (planning, realization, production, editing, management, marketing, promotion, also on behalf of third parties of publishing contents)	MILAN (ITALY)	EUR	10,000	100.000		MTV ITALIA S.r.l.

MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting. Production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.

MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.

SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	ROME (ITALY)	EUR	600,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA S.p.A. (management of all activities connected with the handling of information)	ROME (ITALY)	EUR	100,510,259	65.7069 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN—ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ARGENTINA S.A.C.e.I. (in liquidation) (sale and maintenance of office equipment)	BUENOS AIRES (ARGENTINA)	ARS	7,590,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI AUSTRIA G.m.b.H (sale of office equipment and accessories)	VIENNA (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI COLOMBIANA S.A. ( in liquidation) (sale of office and industrial equipment)	BOGOTA’ (COLOMBIA)	COP	2,500,000,000	90.5288 9.4700		OLIVETTI INTERNATIONAL B.V. OLIVETTI S.p.A.

OLIVETTI DE PUERTO RICO, Inc. (office equipment in the United States and Central America)	SAN JUAN (PUERTO RICO)	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.

OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V.

OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA—ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.

OLIVETTI INTERNATIONAL B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.

OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN— ITALY)	EUR	154,000,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.

TIEMME SISTEMI S.r.l. (electric, electromechanical, electronic equipment and related systems)	IVREA (TURIN—ITALY)	EUR	1,040,000	100.0000		OLIVETTI S.p.A.

TIESSE S.c.p.A. (installation and assistance for electromechanical, electronic, computer, telematic and telecommunications equipment)	ROME (ITALY)	EUR	103,292	42.0000 19.0000		OLIVETTI S.p.A. TIEMME SISTEMI S.r.l.

TOP SERVICE S.p.A. (in liquidation) (electronic diagnostics and repairs of computer products)	IVREA (TURIN—ITALY)	EUR	293,618	91.2069		OLIVETTI S.p.A.

OTHER OPERATIONS

ASCAI SERVIZI S.r.l. (in liquidation) (strategy and communication processes promotion)	ROME (ITALY)	EUR	73,337	64.9599		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.

BRASILCO S.r.l. (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

DATACOM SRL (data transmission services)	LA PAZ (BOLIVIA)	BOB	66,938,200	99.9991		ENTEL

DIASPRON DO BRASIL S.A. (in liquidation) (manufacture and export of typewriters and printers)	SAO PAULO (BRAZIL)	BRL	5,135,417	100.0000		OLIVETTI DO BRASIL S.A.

EMSA Servizi S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ENTEL.-EMPRESA NACIONAL DE TELECOMUNICACIONES (long-distance telecommunications services, mobile and data transmission services)	LA PAZ (BOLIVIA)	BOB	1,280,898,800	50.0000		ETI-EURO TELECOMINTERNATIONAL N.V.

ETI—EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	ROME (ITALY)	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.

MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO (in liquidation) (manufacture and export of typewriters and printers)	MANAUS (BRAZIL)	BRL	5,583,350	100.0000		OLIVETTI DO BRASIL S.A.

NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.

OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN—ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI DO BRASIL S.A. (manufacture and sale of typewriters, accessories, spare parts and assistance)	SAO PAULO (BRAZIL)	BRL	111,660,625	100.0000		TELECOM ITALIA AMERICA LATINA S.A.

OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN—ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI HOLDING B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (financing)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.

SATURN VENTURE PARTNERS LLC (holding company)	DELAWARE (USA)	USD	25,135,647	56.9647 17.8481		TELECOM ITALIA LAB SA TELECOM ITALIA S.p.A.

TECO SOFT ARGENTINA S.A. (in liquidation) (design. Development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.

TELECOM ITALIA AMERICA LATINA S.A. (services and relations office)	SAO PAULO (BRAZIL)	BRL	56,014,072	99.9997		TELECOM ITALIA S.p.A.

TELECOM ITALIA CAPITAL S.A. (financing)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	99.9990 0.0010		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A. (financing)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	99.9999		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LAB S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	370,005	99.9939 0.0061		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

TELSI Unlimited (financing company)	LONDON (UK)	GBP	496,602,655	100.0000		TELECOM ITALIA FINANCE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIAUDIT LATAM S.A. (internal auditing)	SAO PAULO (BRAZIL)	BRL	1,500,000	69.9996 30.0000		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	555,431,000	100.0000		TELECOM ITALIA S.p.A.

List of companies accounted for using the equity method

ARCHEO S.p.A. (in liquidation)	BARI	EUR	481,503	25.0000		OFI CONSULTING S.r.l.
(services)	(ITALY)

AREE URBANE S.r.l.	MILAN	EUR	307,717	31.6508		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9720		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

BALTEA S.r.l.	IVREA	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN- ITALY)

BROAD BAND SERVICE S.p.A. (production and sales of multimedia services)	SERRAVALLE REPUBLIC OF SAN MARINO	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)

CONSORZIO E O (in liquidation)	ROME	EUR	19,107	50.0026		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO NAUTILUS S.c.a.r.l.	ROME	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS LTD
(professional training)	(ITALY)

CONSORZIO TEMA MOBILITY	TURIN	EUR	350,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

CONSORZIO TURISTEL	ROME	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)

IM.SER S.p.A.	MILAN	EUR	367,200	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

INTERCALL HELLAS S.A.	ATHENS	EUR	496,696	29.4099		INTERCALL S.A.
(sale of prepaid telephone cards)	(GREECE)

ITALTEL GROUP S.p.A.	MILAN	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)

LI.SIT.—LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A.	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
(information, TLC services and products for the local public administration)

LUNA ROSSA CHALLENGE 2007 S.L.	VALENCIA	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
(promotion, organization of sailboat races include the America’s Cup)	(SPAIN)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LUNA ROSSA TRADEMARK SARL	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
(purchase, management, development of intellectual property rights)

MIAECONOMIA S.r.l.	ROME	EUR	1,000,000	30.0000		MATRIX S.p.A.
(publishing in the field of personal finance)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OCN-TRADING S.r.l. (in liquidation)	IVREA	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
(trading company)	(TURIN- ITALY)

PERSEO S.r.l.	MILAN	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.
(purchase, sale, exchange, rent, administration, maintenance of movable goods registered for any use and destination)	(ITALY)

RETAIL NETWORK SERVICES B.V.	AMSTERDAM	EUR	15,129,484	37.2691		OLIVETTI S.p.A.
(holding company)	(HOLLAND)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A. .
(holding company)	(ARGENTINA)			17.5000		TELECOM ITALIA INTERNATIONAL N.V

TELBIOS S.p.A.	MILAN	EUR	1,899,384	32.8600		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)

TELEGONO S.r.l. (in liquidation)	ROME	EUR	200,000	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TELELEASING— LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(financial leasing of real estate and other assets)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	6,185,288	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)

XTRA MEDIA SERVICES B.V.	NIJMEGEN	EUR	18,000	49.0000		INTERNLNET B.V.
(internet services)	(HOLLAND

Other significant investments in accordance with Consob resolution No. 11971 dated May 14, 1999

ATESIA—Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	ROME (ITALY)	EUR	3,150,406	19.9000		TELECOM ITALIA S.p.A.

CEFRIEL S.r.l. (professional training)	MILAN (ITALY)	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.

CELL-TEL S.p.A. (telecommunications equipment, plant and systems)	IVREA (TURIN—ITALY)	EUR	500,000	15.0000		OLIVETTI S.p.A.

FIN.PRIV. S.r.l. (financing)	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
IFM INFOMASTER S.p.A. (planning and development of call center solutions)	GENOA (ITALY)	EUR	161,765	12.0000		TELECOM ITALIA LAB S.A.

INNOVIS S.p.A. (computer, online and telecommunications equipments and services)	IVREA (TURIN—ITALY)	EUR	325,000	15.0000		OLIVETTI S.p.A.

ITALBIZ.COM Inc.) (Internet services))	CALIFORNIA (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.

LEGACY LLH LIMITED (EX LEISURE LINK Ltd) (manufacture of gaming and leisure-time machines)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.

MIX S.r.l. (internet services provider)	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.

NEW SATELLITE RADIO S.r.l. (production and realization of radio-tv channel and program)	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.

PIEDMONT INTERNATIONAL S.A. (financing)	LUXEMBOURG (LUXEMBOURG)	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.

Exhibits