Form 20-F
period 2008-12-31
TELECOM ITALIA S P A
filed 2009-04-10
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

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

Marco PATUANO

Chief Financial Officer

Telecom Italia S.p.A.

Piazza degli Affari 2, 20123 Milan, Italy

+39.02.85.95.1

marco.patuano@telecomitalia.it

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

Ordinary Shares 13,299,979,086

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

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2008 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

Introduction

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and BroadBand strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia as well as Telecom Italia and its consolidated subsidiaries, respectively, as they existed immediately prior to the effective date of the Merger.

Olivetti	unless otherwise indicated, means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	unless otherwise indicated, means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, €0.55 par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A..

Savings Shares	means the Savings Shares, €0.55 par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

TIM

means Telecom Italia Mobile S.p.A., the Company’s subsidiary which operated in the mobile telecommunications business, and merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from June 30, 2005.

Tim Italia

means the company deriving from the spin-off of TIM’s domestic mobile operations, effective as from March 1, 2005. After the merger of TIM with and into Telecom Italia, Tim Italia became a wholly-owned subsidiary of Telecom Italia. Subsequently Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company, effective as from March 1, 2006.

In addition to the foregoing terms, certain technical telecommunication terms relating to our businesses are defined in the glossary of this Annual Report (see “Item 4. Information on the Telecom Italia Group—4.4 Glossary of Selected Telecommunications Terms”).

In addition, due to the changing nature of our business, we now refer to “Accesses” when considering certain statistical and other data. “Access” refers to a connection to any of the telecommunications offered by the

Key Definitions

Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and BroadBand service represents two accesses rather than a single customer. In addition, we fully count the accesses of all companies over which we exercise control. The following are the main categories of accesses:

•

Fixed Telephony accesses: includes PSTN lines (public switched telephone network), ISDN lines (integrated services digital network) and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines to service as follows: PSTN (×1); basic ISDN (×2); primary ISDN (× between 20 and 30 as an average);

•

Internet and data accesses: includes BroadBand accesses (wholesale ADSL and retail ADSL lines), narrowband accesses (internet service through the PSTN) and other accesses (unbundled local loops, circuits and other business data accesses including WiFi and fiber optic cable);

•	IP TV (Internet Protocol TV);

•	Mobile accesses (includes mobile telephony);

•

Unbundled local loop: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, “fully UL”) or only DSL service (shared unbundled loop, “shared UL”);

•	Wholesale ADSL: means wholesale asymmetrical digital subscriber line; and

•	Other: includes other circuits for other operators.

Item 1. Identity of Directors, Senior Management and Advisers / Item 2. Offer Statistics and Expected Timetable Item 3. Key Information	Risk Factors

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.     KEY INFORMATION

3.1     RISK FACTORS

In addition to the other information contained in this Annual Report, investors should carefully consider the risks described below before making any investment decision. The risks described below are not the only ones we face. Additional risks not known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

RISKS RELATED TO THE TELECOM ITALIA GROUP

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On December 3, 2008, we set out our strategic priorities for the 2009-2011 period. Our strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we will focus on:

•

our leading competitive position in the domestic market, developing innovative services (BroadBand and closely related businesses), improving efficiency and reducing debt levels, including through disposals of non-core assets. More specifically, the 2009-2011 strategic plan pursues a return to growth in our domestic market through:

–	changing our organization from a technology-based approach (fixed and mobile TLC) to a customer-centric approach (consumer, business and Top Client);

–	reducing Digital Divide through decreasing the gap between BroadBand and fixed-line penetration levels;

–	developing mobile BroadBand;

–	developing innovative and closely related businesses to increase customer share;

–	reorganizing our brand architecture to engender a more consistent perception of convergent offerings and customer-centric approach;

–

seeking new cost-efficiencies in identified business and support areas, including IT, Network Operations, Building and Energy rationalization, Sales and Distribution reengineering, Customer Operations and Delivery and Assurance programs;

•

internationally, on our Brazilian operations, strengthening our position in Brazil by leveraging mobile telephony to enable BroadBand growth and exploiting opportunities arising from fixed-line/mobile migration; and

•	realizing value from the disposal of non-core assets.

Telecom Italia’s ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of its control, such as:

•	regulatory decisions and changes in the regulatory environment in Italy and other countries in which Telecom Italia operates;

•	increasing numbers of new competitors in the Italian telecommunications market which could cause Telecom Italia to lose further market share;

•	increasing and stronger market competition in its principal markets with a consequent decline in the prices of services;

Item 3. Key Information	Risk Factors

•	Telecom Italia’s ability to strengthen its competitive position in Italy through its focus on related markets and in international markets, particularly in Brazil for mobile telecommunications;

•

Telecom Italia’s ability to develop and introduce new technologies which are attractive to the market, to manage innovation, to supply value added services and to increase the use of its fixed and mobile networks;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•	Telecom Italia’s ability to manage costs;

•	the effect of the global credit crisis and recessionary conditions in the major markets in which the Telecom Italia Group operates;

•

Telecom Italia’s ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets as credit markets worldwide have experienced a severe reduction in liquidity and term funding;

•	Telecom Italia’s ability to attract and retain highly qualified employees;

•	the effect of exchange rate fluctuations on the operating revenues, margins and financial management of Telecom Italia.

As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the time-frames described.

The crisis currently affecting the global economy could adversely affect our businesses and therefore could have a negative impact on our operating results and financial condition.

From a macroeconomic standpoint, the crisis currently affecting the global economy, which is expected to continue for at least the whole of 2009, includes a general contraction in consumer spending, with the impact on consumer spending varying between geographical areas and different markets.

In Italy, the recession is expected to have the greatest impact on the demand for investments and on the purchase of consumer durable goods and articles of mass-consumption, whereas it is expected to have less impact on services like telecommunications. In 2009, Gross Domestic Product (“GDP”) is expected to decline by approximately 2%.

Telecommunications is proving to be one of the industrial segments least affected by pro-cyclical trends since our society has an increasing need to communicate. However, recessionary conditions may weigh heavily on the development prospects of our domestic market, particularly with regard to the penetration of the next phase of value-added services and the volume of business. This applies particularly to the business clientele segment (professionals and small and medium-size businesses), where it is more likely that recessionary conditions could have a negative effect on revenues.

With respect to the South American market, and especially Brazil, it is important to highlight that, at least through the date hereof, the volatility that has been typical of emerging market economies during international economic crises is much less pronounced than in the past. In this context, the outlook for 2009 is for modest economic growth compared with the rapid growth of the past several years.

The global economic crisis creates significant uncertainty and will adversely impact consumer spending, including on telecommunication services. If we fail to successfully implement our plans to improve efficiency and optimize expenditures, our results of operations and financial condition could be adversely affected.

Our leverage is such that deterioration in cash flow generation can change the expectations on the Group’s ability to repay its debt and the inability to reduce our debt could have a material adverse effect on our business. Existing and worsening conditions in the international credit markets may limit our ability to refinance our financial debt.

Our gross financial debt was €42,794 million at December 31, 2008 compared with €43,636 million at December 31, 2007 and our total net financial debt was €34,039 million at December 31, 2008 compared with €35,701 million as of December 31, 2007.

Item 3. Key Information	Risk Factors

Due to the competitive environment and the economic conditions in which we operate, there could be deterioration in the statement of income and balance sheet measures (such as EBITDA, with EBITDA calculated for these purposes as Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets and Net Financial Debt). Ratios derived from these same measures are used by the rating agencies, such as Moody’s and Standard & Poor’s, which base their ratings on the Group’s ability to repay its debt.

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest payments, or on its relative cost to Telecom Italia, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

The volatility characterizing the wholesale capital markets could make it more difficult for us to access the bond markets. In addition, our credit risk could lead to an increase in our refinancing costs. A prolonged duration of the credit downturn with the consequent higher refinancing costs could have a material adverse effect on the Group’s results of operations and financial condition.

Factors which are beyond our control such as deterioration in the performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, continuing disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions also as a result of the current financial crisis, could have a significant effect on our ability to reduce our debt, or the ability of the Group to refinance existing debt through further access to the financial markets.

The management and further development of our business will require us to make further investments. We may therefore incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage it could adversely affect our credit ratings.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

Our technical infrastructure (including our network infrastructure for fixed-line and mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our reputation.

Our business depends on the upgrading of our existing networks.

We must continue to upgrade our existing networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to:

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

Item 3. Key Information	Risk Factors

We are continuously involved in disputes and litigation with regulators, competition authorities, competitors and other parties. The ultimate outcome of such proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

We are subject to numerous risks relating to legal, competition and regulatory proceedings in which we are currently a party or which could develop in the future. Legal, competition and regulatory proceedings are inherently unpredictable. Legal, competition and regulatory proceedings in which we are, or may become, involved (or settlements thereof) may have a material adverse effect on our results of operations and/or financial condition. Furthermore, our involvement in legal, competition and regulatory proceedings may adversely affect our reputation.

The Italian Collective Action for Damages for the Protection of Consumers passed in December 2007 is currently undergoing substantial modifications by the Italian Parliament and will enter into force on July 1, 2009. The law will allow collective action lawsuits and is similar in many respects to common law class actions. Contracts between public utilities and consumers and the business practices of companies that provide public services (such as Telecom Italia) are covered by the Collective Action law. Therefore there will be a risk of claims against Telecom Italia by consumers’ associations on behalf of broad classes of consumers.

For information concerning the most important legal, competition and regulatory proceedings in which we are involved, see “Note—Contingent liabilities and assets, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Risks associated with Telecom Italia’s ownership chain.

Telco—a company in which interests are held by Generali group (28.1%), Intesa SanPaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (Telefónica) (42.3%)—is Telecom Italia’s largest shareholder, holding an interest of approximately 24.5% of the voting rights.

Although Telco does not own a controlling interest in Telecom Italia’s voting shares, Telco may exert a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors (in the Shareholders’ Meeting on April 14, 2008 12 out of 15 Board members were elected, as a result of Telco’s proposal). In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other Ordinary Shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco. In addition, Telefónica is the largest shareholder of Telco. Presently Telefónica and Telecom Italia are direct competitors in certain countries outside of their respective domestic markets; nevertheless, the agreement among the above mentioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. Such agreements provide that the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at board of directors meetings which discuss matters relating to members of the Group in countries where Telefónica and Telecom Italia compete. Specific additional matters have been agreed with respect to Telecom Italia’s operations in Brazil. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”. See also “Note—Contingent liabilities and assets, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

Item 3. Key Information	Risk Factors

On March 26, 2009, the European Court of Justice declared that Italy through the special powers, failed to comply with its obligations under the EC Treaty. According to the Court’s ruling, the alleged infringement of the EC Treaty arises due to the applicable Italian legal provisions not making sufficiently clear the conditions for the exercise of the Treasury’s special powers, so that investors are not in a position to know in what situations the powers will be used. Although such ruling may be relevant and binding for the Italian Government, the ruling does not have any immediate, direct impact on the aforementioned provisions and on the Company’s bylaws.

For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian Treasury”.

RISKS RELATED TO THE TELECOMMUNICATIONS INDUSTRY AND FINANCIAL MARKETS

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries. The current global economic crisis could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and our other principal markets such as Brazil, including levels of interest rates, inflation, taxes and general business condition. A significant deterioration in economic conditions could adversely affect our business and results of operations. We may also be adversely affected by political developments in other countries where we have made significant investments. Certain of these countries have political and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments.

Uncertainty about current global economic conditions poses a significant risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Economic difficulties in the credit markets and other economic conditions, such as a recession currently being experienced or the risk of a potential recession, may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

Because we operate in heavily regulated business environments, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

Telecom Italia’s fixed and mobile telecommunications operations, as well as its BroadBand services and television broadcasting businesses, are subject to extensive regulatory requirements in Italy and its international operations and investments are subject to regulation in their host countries.

As a member of the European Union (the EU), Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. Included within the EU framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (the Italian Communications Authority or AGCom) to identify operators with “significant market power” (“SMP”) based on a market analysis in relevant separate retail and wholesale markets, identified in an EC Recommendation, in which it is considered necessary to intervene to protect free competition. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power”.

During 2006 and 2007, AGCom concluded the first round of the analysis of the markets and introduced regulatory measures as a result of this analysis. Since the end of 2007 AGCom conducted various proceedings to carry out a second round of market analyses to determine whether to maintain, amend or withdraw the obligations in force relating to competition. During 2008 AGCom concluded the second round of analyses of the mobile markets. In particular, as to the mobile call termination market, AGCom set a four year “glide path” (i.e. a gradual declining reduction in tariffs) of the maximum termination rates for each operator such that by 2012 all termination rates

Item 3. Key Information	Risk Factors

will be the same on each network. As to the mobile access and call origination market, AGCom has confirmed that the market is competitive and does not warrant ex ante regulation. The market analysis proceedings on the fixed markets were suspended until the AGCom approval of the Telecom Italia Undertakings in December 2008 (for further information please see “Item 4 Information on the Telecom Italia Group”—Item 4.2 Business Units): they are now underway and should be closed by the year 2009.

In Italy, Telecom Italia is subject to universal service obligations, which require it to provide fixed-line public voice telecommunications services in non-profitable areas. Telecom Italia is the only operator in Italy which has this obligation.

In addition, in the first round of market analysis, the AGCom identified Telecom Italia as an operator having significant market power in all the relevant fixed markets and in the mobile termination market. As a result, we are subject to a number of regulatory constraints, including:

•	a requirement to conduct our business in a transparent and non-discriminatory way;

•

a requirement to have our retail prices for fixed voice telephony services subject to a price cap (i.e. the mechanism which adjusts the operator’s prices according to the price cap index that reflects the overall rate of inflation in the economy and the ability of the operator to gain efficiencies; the basic formula is RPI-X, where RPI is the retail price index and X represents the expected efficiency of operator) or ex ante price tests in order to assess the “replicability” of the offer (i.e. the possibility for an efficient competitor to match Telecom Italia’s retail prices using Telecom Italia’s wholesale access services in the most efficient way). These price control mechanisms place certain limits on our ability to change our prices for certain services; and

•	a requirement to provide interconnection services, leased lines and unbundled access to the local loop to other operators at cost-orientated prices, subject to specific network caps.

These constraints have had an adverse impact on Telecom Italia’s fixed line network pricing and service offerings and future regulatory decisions may continue to have an adverse impact on its market shares and margins.

In December 2008, AGCom approved Telecom Italia’s voluntary undertakings to improve the equality of treatment in the provision of access services where Telecom Italia has SMP. In addition, the majority of the retail markets and a few of the wholesale markets have been removed from the EC Recommendation which, together with the impact of Telecom Italia’s undertakings on competition developments, could lead AGCom to reduce the regulatory burden, mainly in the retail markets.

The limited predictability inherent in regulatory interventions and the evaluation by the European Commission of the impact of Telecom Italia’s undertakings on the competitive developments of the markets, expected by April 2009, could however result in some limitations in realizing any such benefits.

We are unable to predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of licences, to Telecom Italia or to third parties, could adversely affect our future operations in Italy and in other countries where we operate.

We operate under licenses, authorizations and concessions granted by government authorities.

Many of our activities require licenses, authorizations or concessions from governmental authorities. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms. Moreover, licenses, authorizations and concessions as well as their renewal terms and conditions may be affected by political

Item 3. Key Information	Risk Factors

and regulatory factors. As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, although we cannot guarantee that we will always complete this process successfully.

Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing licenses, authorizations and concessions typically require us to satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession for the relevant area. In addition, the need to meet scheduled deadlines may require us to expend more resources than otherwise budgeted for a particular network build-out.

Strong competition in Italy may further reduce Telecom Italia’s core market share for telecommunication services and may cause further reductions in prices and margins thereby having an adverse effect on its results of operations.

Strong competition exists in all of the principal telecommunications business areas in Italy in which Telecom Italia operates, including, most significantly, the fixed-line and mobile voice telecommunications and BroadBand businesses. The use of the single European currency and the liberalization of the Italian telecommunication market (since January 1998) have intensified competition by facilitating international operators’ entry into the Italian market and direct competition with Telecom Italia’s fixed-line and mobile telephony businesses, particularly in the local and long-distance markets, and BroadBand.

Competition has continued to intensify. As of the date of this Annual Report, there are a number of significant competitors offering fixed-line and BroadBand services and three other operators (in addition to Telecom Italia) offering mobile services in the Italian domestic market. Some virtual mobile operators have been operating in the Italian mobile market since 2007 as a result of commercial agreements reached with operators of mobile networks, some of which “originated” from fixed line operators.

Moreover convergence creates economic links among Telecommunications (TLC), Information Technology (IT), Media and Devices/Consumer Electronic (Devices/CE) markets, enabling lateral competition for different participants in these markets (from competition within the same technology to competition on the whole value chain). The ability to compete will determine value transfer among markets.

This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere.

We anticipate that in the short to medium-term there may be a stronger entry of peer-level international competitors into markets with existing operators, increasing the direct competition we face in our Italian domestic fixed-line and mobile telephony businesses, in the local and long-distance markets, and BroadBand.

Competition in Telecom Italia’s principal lines of business could lead to:

•	further price and margin erosion for its products and services;

•	a loss of market share in core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties in reducing debt and funding strategic and technological investments if it cannot generate sufficient profits and cash flow.

Although we have taken a number of steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services to enhance domestic growth, and although our

Item 3. Key Information	Risk Factors

plans take into account that we face significant competition from a number of operators in all the markets in which we operate, if any or all of the events described in the preceding paragraph should occur, the impact of such factors could materially adversely affect our results of operations and financial condition.

Our business may be adversely affected and we may be unable to increase our revenues if we are unable to continue the introduction of new services to stimulate increased usage of our fixed and wireless networks.

In order to sustain growth in revenues despite increased competition and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line, wireless and BroadBand business and in new addressable closely related markets (IPTV, ICT, Online advertising, Digital Home and Service Exposure). In recent years our strategy to increase revenues has been to focus on increasing the loyalty of our customer base, increasing penetration of the BroadBand retail market and IPTV and fostering the growth of mobile interactive services. These markets have been growing in recent years in line with increased use of the Internet and the enhanced services offered by mobile operators. However, if these markets do not continue to expand, our revenues may not grow, or may even decrease, as revenues from other parts of our business, particularly our traditional fixed-line business, may decline due to competition or other price pressures.

In addition, these strategic initiatives have required, and will continue to require, substantial expenditure. Although these initiatives are core to our strategy, we may be unable to introduce commercially these new products and services and, even if we introduce them, there can be no assurance they will be successful.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development or acceptance of new technologies may render such services non-competitive, replace such services or reduce prices for such services. In addition, as the convergence of services accelerates, we make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may not prove to be commercially successful. In addition, Telecom Italia may not receive the necessary licenses to provide services based on new technologies in Italy or abroad, or may be negatively impacted by unfavorable regulation regarding the usage of these technologies (for example, uncertainty on Next Generation Access Networks regulatory requirements). Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have to maintain an installed base of older equipment.

As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base or to maintain revenues from such customer base.

The mobile communications markets have matured in recent years and competition has increased.

In recent years, although mobile communications business has largely offset the decreased revenues in our Italian fixed-line business, mobile communications markets are approaching maturity levels in the voice services segment although the data and value-added services segments are growing.

Continued growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to our customers;

•	the success of new disruptive or substitutive technologies; and

•	the development of the mobile communications markets.

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

Item 3. Key Information	Risk Factors

If the mobile telecommunications markets in which we operate do not continue to expand, or we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed.

We may be adversely affected if we fail to successfully implement our Internet and BroadBand strategy.

The development of Internet and BroadBand services is an important element of our growth strategy and means to increase the use of our networks in Italy and abroad. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and small and medium-sized companies. Telecom Italia’s ability to successfully implement this strategy may be affected if:

•	Internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences or lower than expected PC penetration rate growth;

•	BroadBand penetration does not grow as we expect;

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

We may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to focus on IT-TLC convergence by addressing the ICT market, in particular offering network and infrastructure management, as well as application management and professional services. We expect to experience increasing competition in this market as additional competitors (mainly Telco operators through acquisition and partnership with IT operators) also enter this market.

We will need to make additional investments in this market as Italy has significantly lower IT investment over GDP compared with the U.S. and other European countries.

There is no assurance that the services offered will be successful; as a result we could fail to attract sufficient customers which would allow this market to become profitable.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

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

Fluctuations in currency exchange and interest rates may adversely affect Telecom Italia’s results.

In the past, we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside of the Euro zone, particularly in Latin America.

Item 3. Key Information	Risk Factors

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular Brazilian Real) may adversely affect our consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$1.3919, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2008.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2004 to 2008 and for the beginning of 2009 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per € 1.00.

Calendar Period	High	Low	Average(1)	At Period end
2004	1.3625	1.1801	1.2438	1.3538
2005	1.3476	1.1667	1.2448	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4726	1.3919
2009 (through April 1, 2009)	1.3730	1.2547	1.3023	1.3223

Monthly Rates	High	Low	Average(1)	At Period end
October 2008	1.4058	1.2446	1.3267	1.2682
November 2008	1.3039	1.2525	1.2744	1.2694
December 2008	1.4358	1.2634	1.3511	1.3919
January 2009	1.3718	1.2804	1.3208	1.2804
February 2009	1.3064	1.2547	1.2797	1.2662
March 2009	1.3730	1.2549	1.3050	1.3261
April 2009 (through April 1, 2009)	1.3223	1.3223	1.3223	1.3223

(1)	Average of the rates for each month in the relevant period, except for April 2009 for which the dates used are through April 1, 2009.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004, which have been extracted or derived from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor Reconta Ernst & Young S.p.A..

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information in accordance with Italian GAAP.

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

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2008(1)	2008(1)		2007(1)	2006(1)	2005(1)	2004(1)
	(millions of U.S. dollars, except percentages and per share amounts)(2)	(millions of Euro, except percentages and per share amounts)
Income Statement Data:
Revenues	41,977	30,158		31,013	31,037	29,794	28,292

Operating profit	7,604	5,463		5,955	7,635	7,631	7,603

Profit before tax from continuing operations	4,032	2,897		4,324	5,723	5,673	5,606

Profit from continuing operations	3,123	2,244		2,641	3,203	3,277	2,952
Profit (loss) from Discontinued operations/Non-current assets held for sale	(40)	(29)		(186)	(200)	413	(118)

Profit for the year	3,083	2,215		2,455	3,003	3,690	2,834

• Profit attributable to equity holders of the Parent(3)	3,082	2,214		2,448	3,014	3,216	1,815

Capital Expenditures:
• Industrial	7,468	5,365		5,370	4,877	5,097	5,002
• Financial	8	6		637	206	14,934	868

Financial Ratios:
— Revenues/Employees (average number in Group) (thousands of €)(4)	552.1	396.7		396.2	394.6	376.7	355.4
— Operating profit/Revenues (ROS)(%)	18.1%	18.1%		19.2%	24.6%	25.6%	26.9%
— Ratio of earnings to fixed charges(5)	2.21	2.21		2.75	3.27	3.20	3.39

Employees, average number in the Group, including personnel with temp work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	76,028	76,028		78,278	78,652	79,085	79,602
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	757	757		1,350	1,620	5,262	11,248

Basic and Diluted earnings per Share (EPS)(6):
— Ordinary Share	0.15	0.11		0.12	0.15	0.17	0.11
— Savings Share	0.17	0.12		0.13	0.16	0.18	0.12
Of which:
— From continuing operations:
• Ordinary Share	0.15	0.11		0.13	0.16	0.15	0.12
• Savings Share	0.17	0.12		0.14	0.17	0.16	0.13
— From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—		(0.01)	(0.01)	0.02	(0.01)
• Savings Share	—	—		(0.01)	(0.01)	0.02	(0.01)

Dividends:
• per Ordinary Share	0.0696	0.0500	(7)	0.0800	0.1400	0.1400	0.1093
• per Savings Share	0.0849	0.0610	(7)	0.0910	0.1510	0.1510	0.1203

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2008	2008	2007	2006	2005	2004
	(millions of U.S. dollars, except percentages and employees)(2)	(millions of Euro, except percentages and employees)
Balance Sheet Data:
Total Assets	119,195	85,635	87,425	89,457	96,010	81,834

Equity:
• Equity attributable to equity holders of the Parent	36,365	26,126	25,922	26,018	25,662	16,248
• Equity attributable to Minority Interest	1,016	730	1,063	1,080	1,323	4,550

Total Equity	37,381	26,856	26,985	27,098	26,985	20,798

Total liabilities	81,814	58,779	60,440	62,359	69,025	61,036

Total equity and liabilities	119,195	85,635	87,425	89,457	96,010	81,834

Share capital(8)	14,742	10,591	10,605	10,605	10,599	8,809

Net Financial Debt(9)	47,379	34,039	35,701	37,301	39,858	32,862

Net invested capital(10)	84,760	60,895	62,686	64,399	66,843	53,660

Financial Ratios:
• Net financial debt(9)/Net invested capital(10) (debt ratio)(%)	55.9%	55.9%	57.0%	57.9%	59.6%	61.2%

Employees, number in the Group at year-end, including personnel with temp work contracts:
• Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	77,825	77,825	82,069	81,927	84,174	82,620
• Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	—	—	1,360	1,282	2,357	11,402

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)
	(thousands)
Statistical Data:
Domestic Fixed:
Fixed network connections in Italy	20,031	22,124	23,698	25,049	25,957
Physical accesses (Consumer and Business)	17,352	19,221	20,540	21,725	22,429
BroadBand accesses in Italy	8,134	7,590	6,770	5,707	4,010
Of which retail BroadBand accesses	6,754	6,427	5,600	3,920	2,629
Domestic Mobile:
Mobile telephone lines in Italy	34,797	36,331	32,450	28,576	26,259
Brazil:
Mobile telephone lines in Brazil	36,402	31,254	25,410	20,171	13,588
European BroadBand:
BroadBand accesses in Europe	2,510	2,537	1,138	801	412

(1)

Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. All periods presented for comparison purposes have been restated.

(2)	For the convenience of the reader, Euro amounts for 2008 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2008, of €1.00 = U.S.$ 1.3919.

(3)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A..

(4)

The average number of employees in the Group (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) was 76,028, 78,278, 78,652, 79,085 and 79,602 in 2008, 2007, 2006, 2005 and 2004, respectively.

(5)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit before tax from continuing operations;

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and issue debt discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method; and

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original issue debt discounts or premiums; and

–	an estimate of the interest within rental expense for operating leases.

(6)

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

For the purpose of these calculations, the weighted average number of:

•

Ordinary Shares was 13,246,643,947 for the year ended December 31, 2008, 13,254,934,303 for the year ended December 31, 2007, 13,254,860,233 for the year ended December 31, 2006, 12,283,195,845 for the year ended December 31, 2005 and 10,208,327,613 for the year ended December 31, 2004;

•	Savings Shares was 6,026,120,661 for the years ended December 31, 2008, 2007 and 2006, 5,930,204,164 for the year ended December 31, 2005 and 5,795,921,069 for the year ended December 31, 2004.

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

(7)	Telecom Italia’s dividend coupons for the year ended December 31, 2008, will be clipped on April 20, 2009 and will be payable from April 23, 2009.

(8)	Share capital represents share capital issued net of the par value of treasury shares.

(9)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.3 Results of Operations for the Three Years Ended December 31, 2008—5.3.2 Non-GAAP Financial Measures”.

(10)	Net invested capital is equal to Total Equity plus Net financial debt.

Item 3. Key Information	Dividends

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

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)	Euro per Share	U.S. dollars per Share(1)	(millions of Euro)
2004	0.1093	0.1431	1,225.99	0.1203	0.1575	697.25
2005	0.1400	0.1753	1,873.12	0.1510	0.1891	909.94
2006	0.1400	0.1903	1,873.13	0.1510	0.2052	909.94
2007	0.0800	0.1253	1,070.36	0.0910	0.1426	548.38
2008(2)	0.0500	0.066115	669.04	0.0610	0.08066	367.59

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. As far as year ended December 31, 2008 is concerned, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 1, 2009.

(2)

Approved at the Annual Shareholders’ Meeting held on April 8, 2009. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2008 will be clipped on April 20, 2009, and will be payable from April 23, 2009.

Payment of annual dividends is subject to approval by the holders of Ordinary Shares at the annual general shareholders’ meeting, which must be held within 120 days after the end of the financial year to which it relates. In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

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

Dividends payable on the Company’s Ordinary Shares and Savings Shares may be subject to deduction of Italian withholding tax. See “Item 10. Additional Information—10.5 Taxation”. Italian regulations do not contain any specific restrictions on the payment of dividends to non-residents of Italy. See “Item 10. Additional Information—10.2 Exchange Controls and Other Limitations Affecting Security Holders”.

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

The Depositary, in accordance with Telecom Italia, will provide information to beneficial owners of Ordinary Share ADSs and Savings Share ADSs, that are considered U.S. residents for purposes of applicable law. To the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, claims for such benefits must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

Item 4. Information On The Telecom Italia Group	Business

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A.. Telecom Italia is a joint-stock company established under Italian law on October 20, 1908 with registered offices in Milan at Piazza degli Affari 2. Telephone number is +39.02.85.95.1. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799.

Depositary in New York (JP Morgan Chase) is presently located at 4 New York Plaza, New York, New York 10004.

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

On May 21, 1999, Olivetti, through a tender offer, obtained control of the Old Telecom Italia Group when approximately 52.12% of Old Telecom Italia Ordinary Shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia, whose largest shareholder was Pirelli & C. S.p.A., acquired a 28.7% stake in Olivetti which resulted in the replacement of the then boards of directors of Olivetti and Old Telecom Italia.

On December 9, 2002, the Ministry of the Treasury sold its remaining stake in Old Telecom Italia Ordinary and Savings share capital.

On August 4, 2003, the Merger was completed with Olivetti as the surviving company changing its name to “Telecom Italia S.p.A.”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Olimpia or Pirelli & C. S.p.A. (“Pirelli”), Olimpia’s largest shareholder, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to the acquisition by Telecom Italia of the share capital in TIM it did not already own (the “TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia’s Ordinary Shares, making it the largest shareholder of Telecom Italia. As a result of a series of transactions in December 2004 and March 2005, Olimpia acquired additional Ordinary Shares reaching approximately 21.4% of the outstanding Ordinary Shares.

Following the issuance of shares of Telecom Italia in exchange for outstanding shares of TIM held by third parties, as a result of the merger of TIM into Telecom Italia through which the TIM Acquisition was effected, Olimpia’s stake was diluted to approximately 18%.

On June 30, 2005, TIM merged with and into Telecom Italia.

Effective as from March 1, 2006, Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company.

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

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and the Sintonia Sellers to purchase the entire share capital of Olimpia. The acquisition was completed on October 25, 2007 by Telco, to

Item 4. Information On The Telecom Italia Group	Business

which Ordinary Shares equal to 5.6% of the ordinary share capital were contributed on the same date by Mediobanca S.p.A. and companies of the Generali Group. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia ordinary share capital, of which 17.99% were held through Olimpia.

Telco is held by Generali Group (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

Effective December 18, 2007, Olimpia merged with and into Telco, with Telco as the surviving company and directly holding a stake of 23.595% in Telecom Italia ordinary share capital.

On March 20, 2008 Telco acquired a further 121.5 million Ordinary Shares and increased its ownership in Telecom Italia’s ordinary share capital to 24.5%.

Upon completion of the acquisition of the entire share capital of Olimpia, all the previous shareholders’ agreements concerning Olimpia and Telecom Italia ceased to have any effect, and the only existing agreements amongst its direct and indirect shareholders that Telecom Italia is aware of are the agreements among the Investors and Telco. See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the new shareholder arrangements.

4.1.2    DEVELOPMENT

On December 3, 2008, the Telecom Italia Group announced its strategic guidelines and targets for the 2009-2011 period. Our business plan focuses, among other things, on a new “customer-centric approach” (consumer, business and Top Client), which is why we launched a new macro-organization starting in January 2009.

Such approach is intended to foster a natural convergence of technology and service offerings on the one side and a more effective use of operational and competitive levers, on the other. In particular, it will allow:

•	a better and more thorough segmentation of customer needs;

•	the offering of service packages, based on the actual priorities of customers; and

•	the re-engineering of Telecom Italia’s distinctive capabilities (customer care, sales channels and IT systems).

As a consequence of this new customer centric approach we will also redesign our actual Brand Platform, making it more consistent with our offering.

We will continue to boost innovative businesses, as we work to promote wide-ranging development of the digital economy.

For more details about the organizational structure, please see “4.1.7 Updated Strategy” and “4.1.8 The Organizational Structure”.

4.1.3    BUSINESS

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America. The Group is engaged principally in the communications sector, including:

•	telephone and data services on fixed lines, for final retail customers and wholesale providers,

•	the development of fiber optic networks for wholesale customers,

•	BroadBand services,

•	Internet services,

•	domestic and international mobile telecommunications (especially in Brazil), and

•	the television sector using both analog and digital terrestrial technology.

The Group also operates businesses in the office products sector.

Item 4. Information On The Telecom Italia Group	Business

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

At December 31, 2008 the Telecom Italia Group was one of the world’s largest fixed telecommunications operators with approximately 17.4 million physical accesses (consumer and business) in Italy, a decrease of 1.9 million compared to December 31, 2007. Offsetting this decline, the Wholesale customer portfolio reached approximately 5 million accesses for telephone services at December 31, 2008, an increase of approximately 1.5 million compared to December 31, 2007. In addition, in Italy, the BroadBand portfolio reached 8.1 million accesses at December 31, 2008 (consisting of 6.8 million retail accesses and 1.3 million wholesale accesses), an increase of 0.5 million accesses compared to December 31, 2007.

In addition, the Telecom Italia Group was the leading mobile operator in Italy, with approximately 34.8 million mobile telephone lines at December 31, 2008 compared to 36.3 million at December 31, 2007. The decline was attributed to a sales policy with a more selective approach, focused on high-value customers (at December 31, 2008 the mobile post-paid lines were approximately 6 million, a 12.5% increase compared to the end of 2007).

At December 31, 2008, the Telecom Italia Group had 36.4 million mobile telephone lines in Brazil (31.3 million at December 31, 2007).

4.1.4 DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2008

For a description of disposals and acquisitions of significant equity investments in 2008 please see “Note—Form and Content and Other General Information”, “Note—Business Combinations and Transactions among Companies Under Common Control”, “Note—Other Non-Current Assets” and “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5 RECENT DEVELOPMENTS DURING 2009

New issue of €1.5 billion Telecom Italia bonds

On March 12, 2009, Telecom Italia placed two tranches of bonds with an aggregate principal amount of €1.5 billion. This issue was part of an ongoing process to refinance debt maturing during 2009. The bonds mature on March 21, 2013 and March 19, 2016, respectively. The two tranches (€650 million and €850 million, respectively) bear interest at 6.75% and 8.25%, respectively. The bonds were issued under the Euro 15 billion EMTN Programme and were listed on the Luxembourg Stock Exchange.

For a description of other recent developments please see “Note—Events Subsequent to December 31, 2008” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2008:

For further details about companies which are a part of the various Business Units, reference should be made to the Note “List of companies of the Telecom Italia Group”, of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA), operating profit (loss), capital expenditures, number of employees and selected statistical data of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.3 Results of operations for the three years ended December 31, 2008—5.3.4 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Guidelines and Targets for the 2009-2011 Three-year Period (the “Plan”)

Telecom Italia’s previously announced strategic guidelines for the 2009-2011 three-year period are highlighted below.

•	Group Industrial Strategy: focus on the Italian domestic market and Brazil.

•	Major commitment to cost and investment control in particular in the domestic business through seven company–transforming programs.

•	Further reductions in domestic employee numbers.

•	Ongoing disposal of non-core assets.

Item 4. Information On The Telecom Italia Group	Business

A) Domestic Market

The primary objective of the Plan with respect to Telecom Italia’s domestic market is to reverse the revenue trend decline in 2010 through growth in revenues from innovative services, BroadBand (fixed, mobile and VAS) and closely related businesses (IPTV/ICT/Digital Home/Online Advertising/Service Exposure).

Our efforts to return to domestic market growth are based on five points:

1.

Defense of market share through the new customer-centric approach (consumer, business and Top Client), which, starting from January 2009, is fully operational as a result of the introduction of the new organizational structure described under “—4.1.8 The Organizational Structure”.

2.

Closing the fixed-line BroadBand penetration gap compared with the European average, by increasing customer satisfaction through enhanced quality of service, offering innovation that addresses new needs, and promoting VAS and connectivity service suites for residential and business customers.

3.	Development of mobile BroadBand through defense of TIM’s interactive VAS services positioning and growth of convergent BroadBand customers.

4.	Significant development of closely related businesses (IPTV, ICT, Online Advertising, Digital Home, Service Exposure) to increase customer share of wallet and loyalty.

5.	Overhaul of the Group’s brand architecture to engender a more consistent perception of new convergent offerings and of our customer-centric approach.

B) Brazil

Brazil is a growing emerging market where Telecom Italia is keen to strengthen its position by leveraging the potential of mobile telephony as a BroadBand growth enabler, and by exploiting opportunities arising from fixed-line/mobile migration. Telecom Italia intends to drive its Brazilian market operations through a focus on quality of service, innovation leadership, and a customer-centric approach, against a backdrop of cost efficiency.

We will continue to invest in innovation in an effort to ensure that the TIM brand becomes the standard for convergent products, such as those in mobile BroadBand.

TIM in Brazil continues to evaluate the opportunities linked to fixed-mobile convergence in the Brazilian market.

C) Reduction of Costs and Investments in the domestic business

The Plan identifies seven areas for increasing efficiency, in pursuit of a Lean Company approach, in order to further reduce domestic costs and investments. A substantial portion of these efficiencies is expected to be achieved during the course of 2009 through (i) three IT, Network Operations, Building & Energy simplification and rationalization programs; (ii) three Sales & Distribution, Customer Operations and Delivery & Assurance programs that will reengineer processes along customer-centric lines; and (iii) one organization streamlining and process and support rationalization program.

D) Further reductions in domestic employee numbers

We intend to further reduce domestic employees through organization rightsizing and alignment of staff functions to Best Practices in our mature industries: overall rightsizing, staff functions restructuring through “shared services activities” centralization and rationalization and streamlining of “guidance and control” activities.

E) Realizing the Value of Non-Core Assets

Telecom Italia has identified certain non-core assets that fall outside the Group’s strategic objectives and the financial discipline that underpins its three year business plan. The Group plans to realize the value of this portfolio through asset dispositions.

In conjunction these strategic guidelines we will continue to pursue:

•	strict financial discipline to strengthen the generation of operating free cash flow; and

•	significant debt reduction.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

At the end of 2008, Telecom Italia reorganized its business structure as part of the drive for greater efficiency announced at the presentation of the Plan.

In particular, this reorganization covered, among other things, the domestic business and disposals.

Domestic Market Operations has been subdivided, on the basis of the new customer-centric approach, into three macro-areas:

•	The Consumer Market unit, which is focused on increasing the penetration of traditional and innovative landline and mobile network services for families and mass market customers.

•	The Business Market unit, which is focused on promoting traditional, innovative, landline and mobile ICT technology use by SMEs and SoHo customers.

•	The Top Clients & Networked IT Services unit, which is responsible for growing the value of Top, Large Account and Enterprise clients.

Furthermore, a new Disposals department was introduced to realize, in accordance with the Plan, the disposal of non-core assets.

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 1, 2009:

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in Italy in the sphere of telephone and data services on fixed-line and mobile networks for final retail voice customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The Domestic Business Unit is organized as follows as of December 31, 2008:

The major business areas of the Domestic Fixed Telecommunications Services business are as follows:

•

Retail voice services consist mainly of the supply of services using traditional technologies (PSTN and ISDN) and innovative technologies (VoIP). Retail voice services include: network access, traffic (in terms of minutes and rate plans), hire of telephone equipment and value added telephone services.

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

❖	KEY FACTORS

Fixed-line Telecommunications

The development strategy continues for Retail BroadBand, the gradual penetration of VoIP due to the successful introduction of the new Alice Casa rate plans (a new Telecom Italia bundle offer which allows customers to connect to the BroadBand 24 hours a day, as well as unlimited calls without connection fees), as well as the expansion of the IPTV service on the Consumer market and the development of Internet content and services.

In the traditional voice services business, the strategy to encourage the loyalty of the customer base continues through the promotion of pricing packages (45% of which are at a flat rate) accounting for more than one third of our customers.

With regard to the Business Data segment, rationalization of price plans and services packages continues towards integrated solutions with ICT services, innovative TD and BroadBand.

Item 4. Information On The Telecom Italia Group	Business Units

Mobile Telecommunications

During 2008, this segment continued its strategy of maintaining market share in the higher-value customer segments and its policies to develop usage (both in voice and data transmission services). This proved possible due to goal-oriented acquisition policies in the “valued” customer segments, the increasing number of rate plans with Flat-rate or Bundled solutions (voice services, VAS and Mobile Internet) and the gradual penetration of 3G handsets and Internet users. The rate plan portfolio was enhanced and innovated with solutions geared to rate transparency and greater flexibility with regard to the various needs of the customer (for example, different rate plans for different levels and types of consumption).

In 2008, the Domestic Mobile Services department implemented a policy that offers different services packages according to the needs of customer segments. In particular, the aims are as follows:

•

to increase penetration of the youth market by consolidating the “Tribù” concept (service dedicated to the young segment of the clientele; the rate plan aims to attain a competitive positioning by targeting young people, to educate and encourage them to favor the use of VAS services, and expand the TIM community) and the release in July 2008 of the new Mobile MTV service, a second brand resulting from the synergy between TIM and MTV which exploits the attractive potential of the two brands with regard to young people;

•

to maintain market share and regain profitability among the mass-market consumer, objectives which were achieved by rationalizing the portfolio (ending the marketing of old rate profiles followed by repricing: changes in April 2008 to recharging conditions on each call received and an increase in August 2008 of the nominal rates by 3 cents on some of the old rate plans) and at the same time creating a portfolio of simpler phone rate plans;

•	innovation through the launch in Italy of the iPhone which is being marketed through all-inclusive rate-plan solutions (July 2008).

The portfolio of TIM rate plans also saw the launch of new rate plans for family and friends, which are in addition to the rate profile of the customer, offering special rates towards one or more TIM numbers, such as the launch in May 2008 of the ‘TIM in 2’ rate plan (for unlimited calls and texts to one particular number) and, in October 2008, of “family recharging” (free calls and texts within the family network).

❖	MARKETING AND DISTRIBUTION

As a result of the newly adopted customer centric approach Telecom Italia is currently revising its sales structure.

Fixed Telecommunications

Through December 31, 2008 the sales structure of the Company was organized according to a vertical, multi-channel approach, in which different types of distribution channels specialized in different customer segments of the market.

The top 20,000 customers benefited from direct coverage by almost 670 sales personnel, each one of which had a dedicated portfolio to supervise and develop over the whole range of offerings (including data, ICT services and products).

All other customers (both Business and Consumer) were managed by several channels, including:

•

the “Telesales” channel: an “Outbound” network of about 10 partners with more than 2,000 operators assisted by less than 100 internal resources, focused on volume and value acquisitions (e.g., pricing offers, ADSL, TV over IP, SKY, customer retention);

•	the “One Team” channel: a territorial network of about 73 partners and 720 agents (commercial staff), focused on volumes, and directed towards the Consumer market;

•

the “ET—Expert Team” channel: a territorial network of 13 partners with approximately 450 agents and 1,400 Outbound operators focused on the development of the SOHO segment through offers with regard to pricing, ADSL and products, geared mainly to commercial businesses, small professional firms and SOHO;

Item 4. Information On The Telecom Italia Group	Business Units

•

the “BP—Business Partner” channel: a network of about 81 partners and 1,200 agents, focused on supervising SME (Small and Medium-size companies), the development of BroadBand, and the sale of products;

•	the “VAR—Value Added Reseller” channel: a territorial network with about 65 partners and 250 commercial staff focused on the development of VAS, the customized offering and complex networks;

•	the “SA—Senior Account” channel: a territorial network with about 100 partners focused on the development of VAS, the customized offering and complex networks; and

•	the “Public Telephone” channel: a network of about 59 partners focused on National and International prepaid card services and associated traffic packages.

In addition to these partners, there was the “pull” channel, consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of about 4,000 retail points of sale.

Mobile Telecommunications

At December 31, 2008, Telecom Italia’s physical distribution network consisted of 4,430 points of sale belonging to 2,283 distribution partners and 30 shops owned by Telecom Italia.

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

❖	COMMERCIAL AGREEMENTS

The main commercial agreements entered into during 2008 by the Domestic Business Unit were as follows:

•

on April 8, 2008, it was announced that Telecom Italia and the operator “3 Italia” had signed a national roaming agreement which will allow the “3” clientele to also use Telecom Italia’s nationwide mobile network, which now covers the entire domestic territory, for phone and data services. Furthermore, the two companies signed a new text interconnection contract;

•

on May 6, 2008, Telecom Italia and Apple signed an agreement to market, from July 11, 2008, the new-generation iPhone that uses the 3G network and is twice as fast as the first-generation model and, from July 15, 2008 the I’M (the suite of “presence based” services that can be used by the mobile phone);

•

on June 9, 2008, Telecom Italia Sparkle (the Group’s provider of international voice, IP and Data services for global operators of fixed-line and mobile telephone services) signed two collaboration contracts: one with Taiwan Mobile (the second-largest mobile phone service operator in Taiwan) for a fixed-mobile convergence project and one with Telkom Indonesia (the national fixed-line telephone service operator) to develop the Next Generation Network;

•

on June 23, 2008, Telecom Italia and Fastweb signed an industrial agreement with the aim of sharing the infrastructure required to create the New Generation network, based on a model of collaboration open to all operators which are interested.

Item 4. Information On The Telecom Italia Group	Business Units

❖	CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2008	2007	2006
DOMESTIC FIXED
Fixed-line network connections in Italy (thousands)	20,031	22,124	23,698
Physical accesses (Consumer and Business) (thousands)	17,352	19,221	20,540
Voice pricing plans (thousands)	5,834	6,375	6,468
BroadBand accesses in Italy (thousands)	8,134	7,590	6,770
Of which retail (thousands)	6,754	6,427	5,600
Virgilio page views during the year (millions)	16,405	14,737	13,283
Virgilio average daily single visitors per days (millions)	2.5	2.1	1.8
Fixed network infrastructure in Italy:
• access network in copper (millions of km—pair)	109.3	106.8	105.7
• access and carrier network in optical fiber (millions of km of fiber)	3.9	3.8	3.7
Fixed network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	51,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on the fixed network (billions):	144.3	156.8	173.8
• National traffic	125.3	140.1	160.1
• International traffic	19.0	16.7	13.7

DOMESTIC MOBILE
Number of lines at year-end (thousands)	34,797	36,331	32,450
Of which Prepaid lines (thousands)(1)	28,660	30,834	28,080
Clientele growth (%)	(4.2)	12.0	13.6
Churn rate(2)	23.6	16.4	18.9
Total outgoing traffic per month (millions of minutes)	3,054	2,766	2,443
Total outgoing and income traffic per month (millions of minutes)	4,316	4,052	3,730
Average monthly revenues per line(3)	20.8	22.2	25.6

(1)	Excludes “not-human” Subscriber Identity Modules (SIM).

(2)

The data refers to total lines. The churn rate for the whole year represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non-domestic traffic) divided by the average number of lines.

At December 31, 2008, the number of retail voice accesses was approximately 17.4 million, a decrease of about 1.9 million compared to December 31, 2007. The Wholesale customer portfolio, however, reached approximately 5 million accesses at year-end 2008, up about 1.5 million from December 31, 2007. The overall BroadBand portfolio increased and reached 8.1 million accesses at December 31, 2008 (an increase of 544,000 accesses compared to December 31, 2007) of which 6.8 million are retail and 1.3 million are wholesale.

At December 31, 2008, the number of GSM and UMTS mobile lines of Telecom Italia is approximately 34.8 million (of which 7.3 million are UMTS lines), a decrease from 2007 (-4.2%). At December 31, 2008, Telecom Italia’s market share was 38%, down from December 31, 2007 (40.3%). This reduction can be attributed to greater selectivity in the sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines (about 6 million at year-end 2008) which increased by 12.5%, accounting for 17.3% of total lines.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK AND PRICE TRENDS

The main regulatory events which occurred in 2008 that may have an economic impact on Telecom Italia are as follows.

Market analysis

During 2008 AGCom opened various proceedings to carry out the second round of relevant markets analysis (except for proceeding on the broadcasting transmission services market opened in February 2009) to determine whether to maintain, amend or withdraw the obligations in force as a result of Telecom Italia’s treatment as an SMP operator following the first round of market analysis (i.e. transparency and non-discrimination including the publication of a Reference Offer, accounting separation and cost accounting, cost orientation and price control, access to the network). These proceedings should be closed within the year 2009.

Telecom Italia’s Undertakings

On December 11, 2008, with Decision 718/08/CONS, AGCom finally approved Telecom Italia’s undertakings proposal relating to its access network. The undertakings (“Undertakings”) are aimed to strengthen the equality of treatment’s conditions intended for alternative operators and to promote greater competition in the fixed network markets.

The key element in these undertakings is the role played by Open Access, most notably its new provisioning and assurance processes designed to independently, separately and transparently manage and develop the Telecom Italia access network. In addition the undertakings call for: 1. a Compliance Board to assess implementation and observance of these commitments; 2. establishment of a new process for activating services and managing wholesale customers; 3. guarantees regarding a Code of Conduct for Open Access and National Wholesale Services personnel based on a system of targets and incentives relating to network and services quality; 4. transparent information on access network quality and development; 5. guarantees on co-location equipment services, including detailed information on available resources, and enhancement of delivery processes through technical committees on which other operators sit; 6. sharing of Next Generation Access Network (NGAN) passive infrastructure (cable ducts and conduits) on fair, reasonable and non-discriminatory technical and economic terms and conditions.

Following the undertakings’ approval, seven sanctions proceedings imposed on Telecom Italia were suspended and should be closed when the actual fulfillment of the undertakings is assessed.

Retail fixed markets

The fixed line subscription fee did not vary during 2008, since the price cap mechanisms expired in 2007. In December 2008 AGCom authorized Telecom Italia to increase the residential monthly rental fee starting from February 1, 2009 (from €12.14 to €13.40).

With respect to local, national and fixed-to-mobile call tariffs (only for retention) and leased lines, for the years 2008 and 2009 the price cap mechanism remains in force (RPI (Retail Price Index)—RPI for fixed-to-fixed retention, RPI-6% for fixed-to-mobile retention and RPI-7% for leased lines).

Wholesale fixed markets

Wholesale tariffs for call origination, termination and transit services on the fixed telephone network, for the years 2008 and 2009, remained subject to the network cap mechanism (RPI-9.9%).

With Decision 251/08/CONS the Authority set a glide path for termination tariffs’ maximum values on fixed network alternative operators for the years 2007-2010 (see table below) which, in 2010, will result in termination tariffs the same on the Telecom Italia network equal to 0.57 Eurocent/min.

Starting from:	Fastweb	Wind	BT Italia	Tiscali	Tele2	Eutelia	Other operators*
7/1/2007	2.01	1.90	1.78	1.76	1.45	1.25	1.25
7/1/2008	1.53	1.44	1.38	1.36	1.15	1.02	1.02
7/1/2009	1.05	1.01	0.97	0.97	0.86	0.80	0.80
7/1/2010	0.57	0.57	0.57	0.57	0.57	0.57	0.57

(*)	Other notified operators under Decision 417/06/CONS.

Item 4. Information On The Telecom Italia Group	Business Units

In October 2008 AGCom approved the 2008 Local Loop Unbundling (“LLU”) Reference Offer where the services’ tariffs were determined according to the cost orientation principle. The offer lowered the price of the LLU rental fee from 7.81 Euro/month in 2007 to 7.64 Euro/month from January 1, 2008.

In December 2008 AGCom launched a public consultation for the approval of the 2009 LLU offer where it proposed to increase the LLU monthly rental fee from 7.64 Euro/month to 8.55 Euro/month. On March 24, 2009 AGCom approved the increase of the LLU monthly rental fee to 8.49 Euro/month from January 1, 2009.

On February 1, 2008 Telecom Italia published the 2008 Reference Offer for bitstream services and on March 11, 2008 AGCom opened the assessment procedure of the Reference Offer for the year 2008. On March 24, 2009 AGCom approved a reduction of the ADSL access monthly rental fee from 9 Euro/month to 8.5 Euro/month for the period January 1, 2008 – December 31, 2008. The decision approving the Reference Offer for year 2008 requires further reductions in the bitstream services prices for year 2009.

For the dedicated capacity transmission services for the year 2008, the network cap mechanism remained in force. It provides for a price variation equal to RPI-9.6% for termination circuits up to 155 Mbit/s and RPI-0% for superior circuits, RPI-0% for trunk circuits and RPI-9.6% for interconnection links. The 2008 Reference Offer was published by Telecom Italia on October 30, 2007 and was partially approved by the Authority. On October 31, 2008 Telecom Italia published the Reference Offer for the year 2009 where tariffs have been calculated according to the cost orientation principle. The Offer is currently being considered by AGCom’s scrutiny .

Mobile market

At the end of 2007, with Decision 628/07/CONS, AGCom approved the reduction of H3G’s terminating rate from 18.76 Eurocent/min. to 16.26 Eurocent/min. starting from March 1, 2008. Following Telecom Italia’s appeal, partially accepted by the Lazio Administrative Court (TAR) at the end of January 2009, the price reduction has been anticipated from January 1, 2008.

Starting from July 1, 2008 there has been a reduction in Telecom Italia, Vodafone and Wind’s termination rates according to the 2006-2008 glide path set with Decision 3/06/CONS of January 2006.

In August 2008, with Decision 446/08/CONS, AGCom further reduced the H3G termination rate from 16.26 Eurocent/min. to 13 Eurocent/min. starting from November 1, 2008.

At the end of November 2008, with Decision 667/08/CONS, AGCom set a glide path for call termination rates starting from July 1, 2009 for all mobile network operators. In 2012 full symmetry for all mobile operators will be reached, with a termination rate equal to 4.5 Eurocent/min.

TABLE OF THE 2008-2012 MOBILE TERMINATION RATE VARIATIONS

Eurocent/min	From 1/1/2008	From 7/1/2008	From 11/1/2008	From 7/1/2009	From 7/1/2010	From 7/1/2011	From 7/1/2012
H3G	16.26	16.26	13.00	11.0	9.0	6.3	4.5
Telecom Italia	9.97	8.85	8.85	7.7	6.6	5.3	4.5
Vodafone	9.97	8.85	8.85	7.7	6.6	5.3	4.5
Wind	11.09	9.51	9.51	8.7	7.2	5.3	4.5

During 2008, international roaming tariffs were reduced in compliance with the EC Regulation No. 717/2007 which set maximum values, at wholesale and retail level (called Euro-tariff) for calls originating and terminating within the European Economic Area, according to the following glide path:

	From August 2007		From August 2008		From August 2009
	Originated	Terminated	Originated	Terminated	Originated	Terminated
Retail	0.49 Euro/min.	0.24 Euro/min.	0.46 Euro/min.	0.22 Euro/min.	0.43 Euro/min.	0.19 Euro/min.
Wholesale	0.30 Euro/min.		0.28 Euro/min.		0.26 Euro/min.

Item 4. Information On The Telecom Italia Group	Business Units

In September 2008 the Commission adopted a proposal, to be approved by Spring 2009, aimed to extend the Regulation’s period of application and to intervene also on SMS and data.

Wi-Max Licenses

Following the auction to grant Wi-Max licenses (technology that allows BroadBand delivery over radio frequencies) closed in February 2008, Telecom Italia won a block of frequencies in the Umbria, Lazio, Abruzzi, Molise, Campania, Puglia, Basilicata, Calabria and Sardinia regions. The auction, launched on February 13, 2008 at a starting price of €45 million, after nine bid rounds closed at €140 million, more than similar auctions in Germany (€60 million) and France (€100 million). The auction total value for Telecom Italia is equal to approximately €14 million.

For further details please see “Item 4. Information on the Telecom Italia Group-4.3 Regulation”.

❖	COMPETITION

Fixed-line Telecommunications

At December 31, 2008, the number of fixed lines in Italy was approximately 22.6 million. The competition between the various operators in the fixed-line telecommunications market focuses on innovation of offerings through the introduction of voice/BroadBand packages (double play) and voice/BroadBand/IPTV packages (triple play). The evolution of the offering has been made possible by a shift, on the part of the competitors, from a mainly reselling approach (Carrier Selection/Carrier Pre Selection for voice and Wholesale for ADSL) to an approach based on control of infrastructure (LLU and Wholesale Line Rentals).

Apart from Telecom Italia, the competition in the Italian market is dominated by various operators with different business models which focus on different market segments:

•	Wind-Infostrada (an integrated fixed-line/mobile/Internet operator which specializes in retail voice customers with medium/low-cost 2Play rate plans);

•	Fastweb (a national operator that focuses on high-value BroadBand and triple play service plans for the retail and corporate clientele), acquired from Swisscom;

•	BT Italia (which focuses on the business clientele and ICT rate plans: voice, data and IT solutions);

•	Tiscali (an operator of Narrowband and BroadBand Internet services, with medium/low-cost 2Play/VoIP rate plans);

•	Tele2 (an operator of voice, dial-up Internet and BroadBand services, specializing in retail voice customers with low-cost 2Play/VoIP services), acquired from Vodafone.

Furthermore, in 2008, the migration of customers towards mobile telephone services and alternative forms of communication (messaging, e-mail and chat) continued. The increasing amount of competition in the access market has resulted in the gradual erosion of Telecom Italia’s market share in volumes of retail voice traffic (71% in 2005, 70% in 2006, 69% in 2007 and 68% in 2008).

In 2008, the growth of the BroadBand market contracted slightly compared to previous years, due to a general orientation based on a value-based strategy to increase the penetration of flat-rate plans (dual/triple play) with higher added value. The penetration of BroadBand is driven by a growing demand for speed and connection to new over IP services (VoIP, Content, Social Networking Services, On Line Gaming, LAN Point and IP Centrex among others).

In the market of Top customers and data transmission, competition also remained fierce, with the effect of reducing average prices.

Mobile Telecommunications

At December 31, 2008, the number of mobile lines was 91.6 million, representing a penetration level of the population of approximately 163.5%. At December 31, 2008 the number of mobile GSM and UMTS lines operated by Telecom Italia was approximately 34.8 million (of which 7.3 million were UMTS lines), a decline of 4.2% compared to 2007.

Item 4. Information On The Telecom Italia Group	Business Units

Telecom Italia’s market share is about 38.0%, a reduction compared to December 31, 2007 (40.3%) and September 30, 2008 (38.6%), although it retained its position of leadership (the second player Vodafone’s market share was 32.8%, remaining almost stable compared to December 2007).

4.2.2    BRAZIL

The Telecom Italia Group operates in the telecommunications sector in Brazil through Tim Brasil group which offers primarily mobile telecommunications services using UMTS, GSM and TDMA technology. The Tim Brasil group is composed of the following companies:

❖	KEY FACTORS

The Tim Brasil group covers an area containing over 165 million of Brazil’s 193 million inhabitants. Mobile operating subsidiaries have approximately 36.4 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2008, its combined penetration reached approximately 78% of the Brazilian population and its combined market share totaled approximately 24.2%.

Since the Tim Brasil group began operating in the Brazilian market, its intention has been to provide its customers with state-of-the-art technology and services. This goal has been achieved through the offer of edge technology, that has allowed convergence between voice services—either mobile or fixed—, internet access and data transfer. This convergence has been made feasible with recent developments under 3G.

During the year 2008, the Tim Brasil group focused on the following:

•	the launch in September of the fixed-line telephone service called “TIM Fixo”, available in more than 300 towns in Brazil;

•

the innovation, with the launch of the first Brazilian notebook connected to high-speed Internet, called the “Netbook”. Tim Brasil offers different models of netbooks, with different features and prices to best fit each customer’s need;

•	convergence, through the development of third-generation services (Tim Web BroadBand) and integrated plans for fixed-line, mobile and Internet services;

•	the signing of important commercial agreements with content suppliers, which enable Tim Brasil to provide its customers with updated products and advantages;

•	the launch of new promotional offers to encourage use of its services such as temporary discounts for the use of mobile internet access, sending of SMS and discounted calls for other Tim subscribers;

•	an improvement in the level of service and strengthening of loyalty and retention policies in the high-consumption segments;

•	the launch in December of the 8-Mb and 16-Mb “3G iPhone”, with plans based on different rates, integrating voice, messaging and Internet traffic services; and

•	the participation of Tim Brasil in the new portfolio of Bovespa’s Corporate Sustainability Index (ISE), comprised only of companies with a commitment to sustainability and social responsibility.

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, certain statistical data of the Brazil Business Unit:

	As of and for the years ended December 31,
	2008	2007	2006
Number of lines at year-end (thousands)	36,402	31,254	25,410

❖	MARKETING AND DISTRIBUTION

Our services are marketed through the largest distribution network in Brazil with over 13,600 points of sale, of which approximately 100 are own stores. In addition, we have over 325,652 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel, as well as by authorized dealers. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are able to recharge their prepaid phones straight from their mobile handsets.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK AND PRICE TRENDS

On September 1, 2008, number portability for mobile and fixed-line services was activated in Brazil. It will become available according to a chronological schedule established by ANATEL, so that, by March 2009, the service will have been introduced to 14 regions.

Number portability will allow Brazilian customers to change their telephone service operator only within their local area (and, in the case of mobile phone services, within the 67 city area codes).

❖	COMPETITION

The Brazilian mobile telecommunications industry is highly competitive.

TIM Brasil has two major competitors in Brazil:

•

Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, operates in eight wireless areas of Brazil recognized by ANATEL, using, until 2007, TDMA and CDMA technology beginning in 2007, the use of GSM technology in 800 MHz and 1900 MHz in 2007 and in 2008 started the UMTS services in 2100 MHz; and

•	Claro, which is controlled by America Móvil, operates in nine wireless areas of Brazil recognized by ANATEL, using GSM and TDMA technology.

A third player in the Brazilian market, “Oi” (the new Telemar brand), operates in all areas.

Tim Brasil also competes with fixed-line telephone service providers. The fixed-line incumbent providers in Brazil (Oi, Brasil Telecom and Telefónica), are offering packages of services including voice (both fixed line and mobile), BroadBand and other services.

Between the end of December 2007 and the end of December 2008, the Brazilian market of mobile phone lines reported an increase of 29.7 million new lines (+24.5%), reaching 150.6 million lines at December 31, 2008 (with 78.0% penetration of the population), compared to 121 million lines at December 31, 2007 (with 63.5% of penetration of the population).

At December 31, 2008, the Tim Brasil group held a market share of mobile lines of 24.2% (25.8% in December 2007). Overall, at December 31, 2008 mobile lines numbered 36,402 thousand, an increase of 16.5% compared to December 31, 2007.

Item 4. Information On The Telecom Italia Group	Business Units

4.2.3    EUROPEAN BROADBAND

The European BroadBand Business Unit offers BroadBand access and services in Germany and in The Netherlands metropolitan areas in through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V.

Hansenet Telekommunikation GmbH operates in the German residential BroadBand market under the brand Alice. It offers a full array of integrated telecommunications services (ADSL2+ BroadBand Internet Access, Voice and IPTV). At the end of 2008, the Unbundled Local Loop network coverage of Alice offer reached 69% of German households (28% through its own proprietary DSL network and 41% by means of its network partners QSC and Telefónica Germany). Hansenet also resells wholesale DSL products from the incumbent operator Deutsche Telekom A.G. (ADSL resale offer and, since the last quarter of 2008, the ADSL bitstream offer gradually replacing the resale one), thus reaching 100% coverage of German households. Following the acquisition of the Internet activities of AOL Germany finalized on February 28, 2007, Hansenet is now the fourth largest provider of DSL in the German BroadBand Market in terms of number of customers. In 2007, Hansenet was the first alternative German operator to offer a complete Quadruple Play proposition by launching its Mobile offering through a MVNO (Mobile Virtual Network Operator) agreement with O2 Germany. As of December 31, 2008, the mobile acquired customers reached 0.74 million (an increase of 126% compared to December 31, 2007).

BBNed N.V. offers a complete portfolio of high-quality, reliable DSL BroadBband services to Internet Service Providers, Applications Service Providers, retail business customers and other telecommunications companies in The Netherlands. BBNEd provides wholesale BroadBand access to third parties via its proprietary unbundled DSL network. In 2007, in order to expand its business portfolio, BBNed entered the retail residential BroadBand access market (ADSL and fiber) through the acquisition of the InterNlnet operator completed in July 2007. Furthermore, in August 2007, BBNed launched nationwide its retail Alice ADSL dual play offering, bringing Dutch customers connections with speeds up to 20 Mbit/s. As of December 31, 2008, there were 48,200 Alice customers (12,000 at 2007 year-end).

❖	KEY FACTORS

Germany

During the year, the German subsidiary focused particularly on the following strategic goals:

•	innovation of the rate plans:

–	consolidation of customer loyalty through the introduction, across the entire range of rate plans, of the option of binding 24-month contracts, associated with specific commercial promotions;

–	launch of the “Alice Comfort” rate plans, based on a “Premium” level of customer service, and the enhancement of the Alice Mobile service through the introduction of new Flat-rate options;

–

development of the IPTV service, by adding the basic access component to the “Fun Flat” and “Complete” (triple and quadruple play) rate plans, and enhancement of the premium (Pay-TV and VOD) components;

Item 4. Information On The Telecom Italia Group	Business Units

–	launch in the last quarter of 2008 of the Bitstream offering in areas not covered by Unbundling, to replace the previous Resale offering;

–	continuation of activities for the up-selling of Alice rate plans to the existing AOL customer base;

•	improvement in the quality of service, by reducing activation times, strengthening the VoIP service and re-defining Customer Care processes with a positive impact on customer retention;

•

consolidation of the Alice brand and raising Brand Awareness, with the launch of various communication activities (in particular, in 2008, a new advertising campaign was launched with a testimonial from Brad Pitt);

•

extension of network coverage, especially through our partners Telefónica and QSC (1,815 unbundling sites at the end of December 2008, whereas the number of unbundling sites of the proprietary network remains stable at 897);

•	development of Group synergies for the wholesale offering and the Multinational Corporate customers.

The Netherlands

During 2008, despite continuing to develop all its BroadBand business lines (both wholesale and retail), the Dutch subsidiary focused on following:

•

growth in the Consumer BroadBand segment with the Alice brand, supported by an enhancement of the available rate plans (Alice Easy—single play which joins the Alice Comfort dual play bundle) and the launch of the fiber offering in Amsterdam, with the addition of a TV option;

•	operational efficiency, through the consolidation of Provisioning and Customer Care processes and optimization of sales channels;

•	promotion of the Alice brand and raising Brand Awareness, through advertising campaigns in various media channels.

The table below sets forth, for the periods indicated statistical data of the BroadBand Business Unit:

	As of and for the years ended December 31,
	2008	2007(1)	2006(1)
Hansenet BroadBand accesses in Germany (thousands)	2,344	2,349	0,951
BBNed BroadBand accesses in The Netherlands (thousands)	0,166	0,188	0,186

BroadBand accesses in Europe at year-end (thousands)	2,510	2,537	1,138

(1)

For purposes of comparison, we have excluded the BroadBand accesses data of Liberty Surf group (902,000 at December 31, 2007 and 775,000 at December 31, 2006), following the sale of the Company to Iliad S.A. on August 26, 2008.

❖	MARKETING AND DISTRIBUTION

In Germany and in The Netherlands, the commercial activities of the BroadBand companies are marketed, under the brand name Alice, and distributed through a multi-channel strategy. The mix of distribution channels allows the companies to reach different customer segments both in those areas covered by their own networks and in other geographical areas not covered by unbundling.

The main distribution channels used are:

•	Call Centers;

•	Web Internet;

•	Retailers;

•	Commercial partners.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK AND PRICE TRENDS

Germany

The main change in the regulatory framework during 2008 related to the introduction of the Bitstream offer (standard and naked) by Deutsche Telekom. The offer gives alternative operators (such as HanseNet) the opportunity to have access at a regulated and more economic price to areas covered exclusively by Deutsche Telekom (about 30% of households without Unbundled Local Loop access) and consequently it also provides an opportunity to migrate existing Wholesale and Resale customers.

With reference to the new ultra-BroadBand VDSL network of Deutsche Telekom, the German independent Regulatory Authority (BnetzA) did not require the incumbent to provide the service to the alternative operators, but merely to share the main network infrastructures (ducts and street cabinets). During 2009 a commercial wholesale offer by Deutsche Telekom is expected, extending VDSL service to alternative operators.

Currently a regulatory process is in progress in order to gradually reduce mobile termination tariffs for all operators, and Deutsche Telekom has been authorized to increase all the interconnection tariffs for the fixed network.

The Netherlands

During the last months of 2008 the Dutch Regulatory Authority (OPTA) published its indications on the development of the fiber access market and proposed that the incumbent’s ultra-BroadBand network be opened to the alternative operators.

For Consumer and Business retail market the new rules will regulate tariffs for the local unbundling access, while the wholesale approach will be regulated only for the business segment. OPTA introduced a regulation for the dismantling of existing KPN’s DSL local exchanges that is not deemed to be implemented before 2011.

The ultra-BroadBand network regulation, aimed at supporting the network infrastructure competition at local level, is expected to deeply influence the telecommunication sector in the near future.

❖	COMPETITION

Germany

Germany, which had reached more than 23 million BroadBand connections by the end of 2008, is Europe’s largest market for BroadBand services. It has a penetration level (59% of households) that is still below the European average (62% at year-end 2008) and continues to hold interesting growth prospects. The BroadBand market is concentrated among 4-5 main players and further consolidation is expected, both in the DSL market and in the market of cable-TV operators.

During the year, competition resulted in strong price pressure due to the launch of promotional rate plans and the strengthening of Deutsche Telekom’s win-back strategy. Cable TV operators increased their market shares as they technologically upgraded their networks and performed a very competitive pricing policy on triple play rate plans.

The entry of mobile operators Vodafone and O2 Germany to the BroadBand market has further intensified competition with converging packages of fixed-line/mobile services.

After the price reductions occurred during the 2008 first quarter, the nominal prices for the alternative operators Dual play offers attested themselves during the rest of the year to a reference value of about 30 Euro/month, while the competition was carried out mainly through a wide use of promotional offers.

The Netherlands

The Dutch market, which had reached 5.8 million BroadBand lines at year-end 2008, has one of the highest levels of BroadBand penetration in the world (80% of households) and one of the highest levels of penetration of the cable offering (about 40% of households) in Europe.

Item 4. Information On The Telecom Italia Group	Business Units

From a competitive standpoint, there was a significant amount of consolidation on the DSL market, as a result of an aggressive M&A strategy on the part of the incumbent KPN and, on the cable market, through the merger of two of the leading players, an operation that was completed in the first half of 2008.

KPN’s new technological plan, supported by the joint venture with Reggefiber (the only alternative provider of fiber access), involves the development of fiber networks using FTTHome and FTTCurb technology and it should have a significant impact on competition in the broadband market, although the closure of KPN’s DSL unbundled local exchanges, announced previously by KPN as part of its fiber network roll-out plan, will not start before 2011.

As regards pricing dynamics, during the second half of 2008 prices remained stable in nominal terms following a substantial reduction which occurred in the first months of 2008. In general, the main competitors developed their pricing strategies by means of promotional offers.

4.2.4    MEDIA

The Media Business Unit is organized into the Television and News Business Areas:

•

the Television Business Area produces and broadcasts editorial content through the use of analog and digital broadcasting networks. In particular the Group based its “Business Model” on the following activities:

–	Free to Air, through the activities of the two analog broadcasting network operators La7 and MTV;

–	Multimedia, having the role of “Competence Center” of the Telecom Italia Group in the creation of the content offering;

–	Digital Terrestrial TV, through the offering of new content and the rent to third party of digital bandwidth;

•	the News Business Area operates through Telecom Media News, a leading national news agency.

As of December 31, 2008, the Business Unit was organized as follows:

❖	KEY FACTORS

Commercial Agreements

On December 1, 2008 Telecom Italia Media disposed of its “Pay-per-View” business segment on the Digital Terrestrial Platform to the Italian subsidiary Air P TV Development Italy S.r.l.. The transaction took place in the following manner:

•

sale to Air P TV Development Italy S.r.l. of TV of APTV S.r.l., a company in which Telecom Italia Media conferred the business segment of the company that comprises the operations and staff associated with “Pay-per-View” television, against payment of a gross amount of €16.7 million, subject to subsequent adjustment;

•	subscription by Telecom Italia Media of 9% of the share capital of the Italian subsidiary of Air P TV Development Italy S.r.l., against payment of €5 million.

Item 4. Information On The Telecom Italia Group	Business Units

By concluding this partnership agreement, Telecom Italia Media has achieved one of the most important aims of the Industrial Plan approved in September 2008, resolving the structural problems and the growing difficulties associated with Pay-per-View while at the same time giving a strong boost to the development of the activities of the Network Operator.

The table below sets forth, for the periods indicated statistical data of Media Business Unit:

	As of and for the years ended December 31,
	2008	2007	2006
La7 audience share Free to Air (analog mode) (average during year, in %)(*)	3.1	3.0	3.0
La7 audience share Free to Air (analog mode) (last month of year, in %)	3.0	3.1	3.1

(*)	% of audience share based on Auditel data.

❖	MAIN CHANGES IN THE REGULATORY FRAME WORK AND PRICE TRENDS

Italian Law on Broadcasting

Law No. 101 of June 6, 2008 was enacted in response to the objections raised by the EU Commission on the Gasparri Law and the Consolidation Law on Broadcasting. The new law eliminates the special regime entailing individual licences for Digital Terrestrial broadcasters, and introduces the simpler general authorization mechanism contemplated in the Electronic Communications Code.

As of mid 2008 therefore, in order to become a national Digital Terrestrial broadcaster, it was no longer necessary to be an analog television broadcaster, or bring a “dowry” of a digital network covering 50% of the population, or commit to making an investment of €35 million per digital network, or even meet minimum share capital requirements.

Trading is being extended to all authorized parties based upon the rules of the electronic Communications Code. The licenses that had previously been issued have been converted to general authorizations which now last for 20 years instead of the previous 12 years.

As a consequence, the Ministry converted in general authorization the Telecom Italia Media Broadcasting’s license to operate as a digital network operator.

These legislative changes have been viewed favourably by the EU Commission but it has asked for clarifications regarding the model for conversion to digital in Sardinia.

The EU Commission has questioned the mechanism for assigning the user rights of the frequencies used in Sardinia and especially the fact that the “dominant” analogue operators obtain more frequencies (hence digital networks) than those necessary for re-broadcasting on digital what is being broadcast on analogue thus constituting a special right in contrast to the European directive on competition.

The Italian Government and AGCom are trying to convince the EU Commission of the rationale behind the mechanisms adopted, which would also be directed to safeguarding the digital investments made by existing operators.

Disposal of 40% of digital MUX broadcasting capacity

In August, the Italian broadcasting regulator, AGCom, published a list of the parties, in order of priority, entitled to access 40% of the transmission capacity of the three digital network operators, RAI, Mediaset and Telecom Italia Media.

Some of the parties (including major foreign publishing houses), in favor of which portions of the aforesaid transmission were awarded, subsequently withdrew and, as a result, will not broadcast their channels over the Italian digital terrestrial network. The others are expected to commence broadcasting in 2009.

Telecom Italia Media Broadcasting’s networks will host Air Plus, Jetixs and QVC.

Item 4. Information On The Telecom Italia Group	Business Units

❖	EVENTS SUBSEQUENT TO DECEMBER 31, 2008

The following events took place:

•

on February 26, 2009, after interest was expressed by other parties, the Telecom Italia Media board of directors confirmed its intention of holding an auction to sell the digital assets of its Network Operator and named the investment bank Merrill Lynch as the financial advisor of this process;

•

on February 26, 2009, as part of the steps aimed at regaining profitability announced with the Industrial Plan, the Telecom Italia Media board of directors began evaluating the possibility of allowing a partner to acquire a majority stake in TM News, owner of the APCom news agency.

4.2.5    OLIVETTI

The Olivetti Business Unit operates in the office products business in the sector of digital printing systems, ink-jet products for the office, the development and manufacturing of products associated with silicon technology (ink-jet print heads and MEMS—Micro Electro-Mechanical Systems), and also specialized applications for the banking field and commerce, systems for managing forecast games and lotteries, e-vote and e-government. The reference market of the Business Unit is focused mainly in Europe and Asia.

As of December 31, 2008, the Olivetti Business Unit was organized as follows (the main companies are indicated):

4.2.6    OTHER TELECOM ITALIA GROUP OPERATIONS

The Other Operations of the Telecom Italia Group include its financial companies and the foreign operations which are not included in other Business Units (Sofora and ETECSA) and other minor companies not associated with the core business of the Telecom Italia Group.

❖	TELECOM ARGENTINA GROUP

Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora hold a 13.97% stake in the Telecom Argentina group.

Telecom Argentina group operates in the sectors of fixed-line and mobile telecommunications, Internet and data transmission in Argentina and also offers mobile services in Paraguay.

At December 31, 2008, land lines in service (also including installed public telephones) were approximately 4,299,000, an increase of 2% compared to December 31, 2007 (4,208,000).

In BroadBand, accesses totaled approximately 1,032,000 at December 31, 2008, an increase of more than 34% compared to the end of 2007 (768,000).

In the mobile business, the customer base of the group reached approximately 14,375,000 customers at December 31, 2008 (13% of which is in Paraguay), with an increase of about 17% compared to year-end 2007 (12,285,000). The number of postpaid customers also increased 17% compared to the end of December 2007 and continues to account for 31% of the total customer base. Mobile telephone customers who use TDMA services are only of a marginal relevance and concentrated solely in Paraguay. Overall, the customers using GSM services now stand at more than 99% of the total customer base.

Item 4. Information On The Telecom Italia Group	Business Units

For details about the current status of legal and regulatory proceedings relating to Telecom Argentina please see “Note—Contingent liabilities and assets, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein and “Item 8. Financial Information. 8.2 Legal Proceedings” which updated certain proceedings disclosed in the Consolidated Financial Statements.

❖	ETECSA

Through Telecom Italia International we hold a 27% interest in ETECSA, the monopoly provider of fixed-line and mobile telecommunications services, Internet and data transmission in Cuba.

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

In return for these services we receive annual fees of €692,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided equal to €1,385,000. The level of the fees earned over the last two years is set forth in “Note—Related Party Transactions” of the Notes to our 2008 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services, renewed at the beginning of 2007, will expire at the end of 2009 and the technical agreement with respect to wireless services expired at the end of 2008 and renewed for the period 2009-2011.

As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note—Other Non-Current Assets” of the Notes to our 2008 Consolidated Financial Statements included elsewhere herein.

At December 31, 2008, the number of land lines in service (also including installed public telephones) was approximately 1,088,100, a 3% increase compared to December 31, 2007 (1,052,800). Of the lines in service, 51,500 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at December 31, 2008, the number of Internet and data customers has reached 25,800, almost 10% higher than at year-end 2007 (23,500).

In the mobile business, the customer base exceeds 331,700 users at December 31, 2008, an increase of more than 67% compared to December 31, 2007 (198,200). The number of customers with postpaid contracts constitutes almost 92% of customers and is equal to 303,600 (177,700 at December 31, 2007). The performance for the year benefits from the opening of the mobile market to Cuban citizens which took place on April 14, 2008 and the considerable reduction in activation charges which occurred on December 11, 2008.

We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.

Item 4. Information On The Telecom Italia Group	Business Units

4.2.7    COMPETITION

We face domestic competition in all of our businesses. Competition continues to have an adverse effect on our revenues as it resulted in lower tariffs for many of our products and services as well as the introduction of flat-rate pricing plans which have been used to enhance retention efforts but at the same time reducing revenues from such customers.

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic”, “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”, “Item 4. Information on the Telecom Italia Group—4.2.3 European BroadBand”, “Item 4. Information on the Telecom Italia Group—4.2.4 Media” and “Item 4. Information on the Telecom Italia Group—4.2.5 Olivetti”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The E.U. regulatory framework

Business undertaken by Telecom Italia in the European Union are subject to the EU framework on telecommunications regulation (i.e. directives, to be implemented by Italy as member of the EU, Regulations and Recommendations).

The European Commission began opening the telecommunications market to competition with the adoption of directives in the late 1980s and early 1990s. These liberalization measures culminated in Italy, as well as in all the main member States of the EU, with the opening of competition in 1998 of public voice telephony and public network infrastructure.

The 1998 framework was reviewed when growing convergence between telecoms, broadcasting and information technology meant the rules had to be adapted. A new EU Regulatory Framework was adopted in 2002, covering all forms of fixed and wireless telecoms, data transmission and broadcasting. The framework is made up of a package of legal instruments, the most relevant of which are five Directives concerning the following topics: the common regulatory framework; access and interconnection; the authorization regime; the universal service and users’ rights; privacy and data protection.

A Recommendation adopted in February 2003, on relevant product and service markets susceptible to ex ante regulation, complements the set of legal instruments that are relevant for the scope of the electronic communications market regulation. In December 2007, the European Commission amended this first Recommendation on relevant markets, reducing the previous 18 markets susceptible of ex-ante regulation to the following 7. At Retail level: access at a fixed location (market 1) At wholesale level: call origination at a fixed location (market 2); call termination at a fixed location (market 3); wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale BroadBand access (market 5); wholesale terminating segments of leased lines (market 6); voice call termination on mobile networks (market 7).

The EU regulatory framework requires that market analyses be carried out by the National Regulatory Authorities (NRAs, in Italy AGCom) before regulation is imposed and that appropriate obligations are imposed on individual operators determined as having SMP according to specific EU guidelines. A company shall be deemed to have significant market power if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers. One of the criteria adopted to identify SMP, according to the EU Guidelines, is the operator’s market share exceeding 50%.

The market analyses carried out by NRAs are subject to the scrutiny of the EU Commission which, to a certain extent, can challenge the NRAs findings, having a “veto power” about market definition and identification of SMP operators but not about the choice of remedies.

The EU legal framework is currently being updated. The Commission adopted in November 2007 review proposals and it expects that the new framework will be in place from 2010 onwards.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

•

Decree Law 7 of January 31, 2007, (converted into law, with modifications, by Article 1 of Law 40, dated April 2, 2007) containing Urgent measures for the protection of consumers, promotion of competition, development of economic activities which, for the electronic communications sector, abolished top-up charges and prohibited the expiry of phone traffic on prepaid phone cards;

•

Legislative Decree 109 of May 30, 2008 for the incorporation into national law of the EU Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC.;

•

Decree Law 112 of June 25, 2008 (converted into law, with modifications, by Article 1 of Law 133, dated August 6, 2008) containing in Article 2 “BroadBand” measures for the administrative simplification of the procedures for the installation and development of optical fiber networks.

Furthermore, the ECC confirmed the responsibilities attributed under previous legislation to the Ministry of Communications and AGCom:

•

the Ministry is responsible for State functions and services in respect of postal services, telecommunications, multimedia networks, informatics, telematics, radio and television broadcasts and innovative technologies applied to the communications sector; The functions of the Ministry of Communications and its resources have been transferred to the Ministry of Economic Development since May 2008;

•

AGCom, established by Law 249 of July 31, 1997, is an independent regulatory authority and guarantor. It must report on its operations to Parliament, which established its powers, defined its by laws and elected its members. AGCom has the dual responsibility of ensuring that there is fair competition among the operators on the market and protecting consumers.

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

Telecom Italia Undertakings

In July 2008 Telecom Italia proposed to AGCom Undertakings that would integrate and strengthen the existing obligations of non-discrimination between Telecom Italia Retail and other operators in the provision of wholesale access network services imposed on Telecom Italia by AGCom since 2002.

Telecom Italia proposed that a separate business unit, “Open Access” would be in charge of the management of the access network. “Open Access” would deliver wholesale services to both Telecom Italia’s retail unit and Telecom Italia’s Wholesale unit (“one-stop-shop” for alternative operators) according to a set of rules that would guarantee non-discrimination, through a number of specific commitments. The Open Access department was created by Telecom Italia at the beginning of 2008 and Telecom Italia undertook to submit any significant organizational change of this department to the prior approval of AGCom.

A Supervisory Board (with the majority of votes attributed to AGCom) will monitor the implementation of the undertakings through a set of indicators measuring the quality of the provisioning of wholesale services.

In December 2008, AGCom approved and made binding for Telecom Italia the Undertakings stating that they are adequate to strengthen equality of treatment conditions intended for alternative operators and to promote greater competition in the fixed network markets. Following the approval of the Undertakings, a number of sanction proceedings imposed on Telecom Italia were suspended and should be closed when the actual fulfillment of the undertakings are assessed.

Item 4. Information On The Telecom Italia Group	Regulation

In March 2009, Telecom Italia’s Board of Directors appointed the 5 members of the “Supervisory Board”—three of which were nominated by AGCom, including the Chairman—in charge of controlling the proper implementation of the Undertakings.

In February 2009, AGCom appointed the chairmans of the other two governance bodies which Telecom Italia has undertaken to join, i.e. the NGN Committee, aimed at discussing and submitting to AGCom issues related to the migration to the new generation networks, and the Dispute Settlement Body (mirroring the experience of the British Office of Telecommunications Adjudicator).

Market analysis

During 2006 and 2007, AGCom concluded the first round of analysis of the markets of the electronic communications sector, as identified by the EC 2003 Recommendation, and designated Telecom Italia as SMP in all fixed markets as well as in the mobile voice call termination market. As result of these findings AGCom introduced regulatory measures depending on the specific market failure identified: access to network; carrier selection and pre-selection; transparency and non discrimination, including publication of Reference Offer, information for end users, advance notification to AGCom of new tariffs or change of existing ones; price control including cost orientation, price cap and price tests; cost accounting and accounting separation.

Since December 2007, AGCom has opened various proceedings to carry out the second round of relevant markets analysis to determine whether to maintain, amend or withdraw the obligations in force. Also, markets, not included in the revised Recommendation, where remedies are in place must be re-assessed in order to justify either the withdrawal or the keeping of the regulation. Therefore AGCom will have to review more than 7 markets in its second round market analysis. During 2008 AGCom concluded the market analysis of the wholesale mobile markets (call termination and access and call origination; as to international roaming the EU Regulation is applied and AGCom will not review this market). The market analysis proceedings, for the fixed markets, were suspended until the AGCom approval of Telecom Italia’s Undertakings, have been resumed and they should be closed within the year 2009.

The major developments in 2008 regarding markets in the electronic communications sector are described below.

•	Retail—fixed markets

As a result of the first round of fixed retail market analyses concluded in 2006, AGCom imposed on Telecom Italia as SMP operator, regulatory obligations, including a Price Cap mechanism and price control.

In particular, the retail fixed regulated markets were as follows: access to the public telephone network provided at a fixed location for residential and business customers (markets 1 and 2); local, national and fixed-mobile services markets—retention component only—for residential and non-residential customers (markets 3 and 5, removed from the revised 2007 Recommendation); international telephone services, for residential and non-residential customers, provided at a fixed location (markets 4 and 6, removed from the revised 2007 Recommendation); leased lines market (market 7, removed from the revised 2007 Recommendation).

During 2008 the regulatory measures imposed on the basis of the first round market analyses were still in force, with the exception of the retail price caps in the fixed access market (market 1 and 2), which expired on December 31, 2007.

With respect to the access markets AGCom made it obligatory for Telecom Italia to provide the Wholesale Line Rental (“WLR”) service only in areas where unbundled access services are not requested by OLOs, with a price which is calculated starting from the retail subscription charges less 12%. Since the end of 2007, when marketing of the WLR service began, Telecom Italia has been authorized to offer bundled traffic-access rate plans. In August 2008 AGCom approved Telecom Italia’s 2008 Reference Offer for WLR.

For further information, please see “—4.2 Business Units”.

•	Wholesale fixed markets

The first analysis of fixed wholesale markets was concluded in 2006. In particular, the markets were as follows: Call origination on the public telephone network provided at a fixed location (market 8); Call termination (market 9); Transit services (market 10, removed from the revised 2007 Recommendation); Unbundled access

Item 4. Information On The Telecom Italia Group	Regulation

(including shared access) to metallic loops and sub-loops for the purpose of providing BroadBand and voice services (market 11); BroadBand access (market 12); Terminating segments of leased lines (market 13); Trunk segments of leased lines (market 14 removed from the revised Recommendation).

As a result, AGCom has imposed on Telecom Italia, as SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale BroadBand access market).

The network cap mechanism is applied to calculate the prices of wholesale call origination, termination and transit services and of unbundled network-access services (i.e. Local Loop Unbundling and Shared Access). This mechanism also applies to circuits, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance circuit segments.

During the year 2008, the regulatory measures imposed on the basis of the first round market analyses were still in force, with the exception of the network cap in the unbundled (LLU) access market, which expired on December 31, 2007.

With reference to the Unbundled access, in October 2008 AGCom approved the price for LLU services for the year 2008 on the basis of cost orientation. The 2008 LLU Reference Offer (RO) increases the price for set-up fees, reintroduces an additional cost for line testing (suspended on a temporarily basis a few years ago) and reduced other cost elements like the price for collocation, and the monthly rental.

In December 2008, AGCom opened a public consultation on a draft measure concerning the LLU Reference Offer for the year 2009, providing for a LLU monthly rental fee at €8.55 (versus €7.64 provided for in the 2008 LLU RO), an increase of around 12%. On March 24, 2009 AGCom approved the increase of the LLU monthly wire rental fee to 8.49 Euro/month from January 1, 2009.

With reference to the BroadBand access, on February 1, 2008 Telecom Italia published the 2008 Reference Offer for bitstream services and on March 11, 2008 AGCom opened the assessment procedure of the Reference Offer for the year 2008. On March 24, 2009 AGCom approved a reduction of the ADSL access monthly rental fee from 9 Euro/month to 8.5 Euro/month for the period January 1, 2008-December 31, 2008.

Regarding access services (unbundled access services, bitstream and WLR), a Technical Panel has worked to define the technical procedures necessary for the activation of new accounts and the migration of customers. The migration procedures between operators related to access services and the related implemental actions have been agreed upon in a AGCom Statement of April 2008 and in a Framework Agreement of June 2008 signed by 22 Operators, including Telecom Italia.

With reference to call termination, in May 2008, AGCom adopted a Decision setting a new cost accounting model and a gradual drop from 2007 to 2010 of the termination rates for alternative network operators. For further information, please see “—4.2 Business Units”.

In July 2008, AGCom designated additional network operators as having SMP in the wholesale market for fixed call termination, imposing on the bigger infrastructure based alternative operators access and non discrimination and price control obligations.

•	Mobile markets

AGCom has concluded the second round of analysis of the mobile markets.

With reference to the market for access and call origination on mobile networks (former market 15, no longer included in the 2007 Recommendation), AGCom confirmed, in February 2009, that the analyzed market is competitive and therefore it does not warrant ex ante regulation

With reference to the market for voice call termination on mobile network (market 7, former market 16 of the 2003 Recommendation) in December 2008 AGCom adopted a Decision which provides a four year glide path setting the Maximum Termination Rate (MTR) for each SMP Mobile Network Operator and will eliminate the current asymmetry with the third entrant in 2011 and with the last entrant in 2012. For further information, please see “—4.2 Business Units”.

Item 4. Information On The Telecom Italia Group	Regulation

In the same Decision, AGCom also stated that it would develop, in 2009, and submit to public consultation a new cost model for MTR, taking into account the forthcoming EU Recommendation on the regulation of termination rates. After the new cost model is ready, AGCom could revise the MTRs with a new market analysis.

International roaming

The EC Regulation on international roaming, approved by the European Parliament and the Council in June 2007, introduced, for roaming calls within the EU (currently extended to European Economic Area countries):

•	an average wholesale price cap for outgoing calls;

•	a price cap for maximum retail prices for outgoing and incoming calls (“Euro-tariff”).

Telecom Italia lowered wholesale and retail roaming tariffs in compliance with the Regulation in the summer of 2007 and 2008. Further reductions are mandated for the summer 2009. For further information, please see “—4.2 Business Units”.

Expiration date of current regulation is June 30, 2010.

In September 2008 the European Commission adopted a proposal to amend the Roaming Regulation and submitted it to the European Parliament and to the Council. The adoption is expected by April 2009. The Commission proposed to extend the Regulation for a further 3 years and to introduce, as of July 2009, additional price caps for wholesale and retail SMS tariffs (“Euro-SMS tariff”) and wholesale data. In addition, the Commission proposed to introduce further transparency obligations for retail data by introducing an expenditure cut-off limit in order to reduce bill shock events. The Commission proposed to review the Regulation by December 31, 2011.

SMS/MMS

In July 2008, AGCom and the Antitrust Authority launched a joint investigation on Short Message Services (SMS), Multimedia Messaging Services (MMS) and mobile data services, with the aim to verify the competitiveness of the retail market and the transparency of information provided to customers, also in order to evaluate possible interventions for consumer protection.

Mobile Number Portability and Pre-paid residual credit

With a Decision published in December 2008 AGCom set the new rules for Mobile Number Portability (“MNP”). AGCom cancelled the inter-operator charge, simplified the procedures and reduced the inter-operator time for porting the number from five to three working days.

AGCom’s decision also forbids customers from cancelling MNP orders. Telecom Italia filed an objection to this Resolution with the Lazio Regional Administrative Court.

In June 2008, AGCom adopted a Decision stating that by the end of May 2009 mobile operators have to be compliant with residual credit transfer obligation in case of mobile number portability.

Spectrum issues

In October 2008, AGCom issued a Decision dealing with the procedure for the re-assignment and refarming (i.e. the possibility that the 900 and 1800 MHz frequency band can be re-organized and re-used for the development of 3G mobile systems—3G/IMT 2000-UMTS—or of other possible technologies, equivalent and compatible according to the relevant applicable regulation) of the 900 MHz and the re-assignment of the 3 blocks of 2x5 MHz in the 2100 MHz band, returned to the Ministry by an UMTS operator which never entered the market (IPSE 2000). In particular:

•

900 MHz frequency band.    The existing GSM operators can obtain the assignment of a whole number of adjacent nationwide blocks of 5 MHz up to a maximum of 25 MHz for the 900 MHz and 1800 MHz band, with no more than 10 in the 900 MHz band.

Item 4. Information On The Telecom Italia Group	Regulation

In February 2009, the Ministry approved the plan submitted by Telecom Italia, Vodafone and Wind for the re-assignment of the 900 MHz band. The plan foresees two phases. The first phase (February-November 2009) concerns the re-allocation of the 900 MHz band. The second one (September 2011- December 2013) concerns the release of one 5 MHz block which should be assigned on the basis of a competitive selection to the 3G only mobile operator and to possible new entrants and used for 3G technologies with the introduction of roaming obligations.

The authorization to refarming will be granted to the existing GSM operators when they are ready to activate an UMTS carrier in the 900 MHz band on a part of the national territory including at least 20% of the population and after the entry into force of the EC Directive repealing the GSM Directive.

•

2100 MHz frequency band.    On March 23, 2009, the “Bando” and the “Disciplinare di gara” was published. The 3 blocks of 2x5 MHz will be assigned on a national basis through a competitive selection procedure. Two of the 3 blocks may be acquired by existing mobile operators while a new entrant could compete for all 3 blocks. The minimum value for the procedure will be about €495.8 million for each block. If there will be no offers for this value the procedure foresees a new value which corresponds to about €88.9 million for each block.

Coverage obligations are foreseen, similar to those considered for the UMTS auction. The new entrant will benefit by roaming for a maximum period of five years from the existing operators.

Wi-Max

In May 2008 the Ministry of Economic Development assigned through an auction the rights of use for frequencies at 3.4-3.6 GHz to offer BroadBand Wireless Access (BWA) services.

A total of 35 licenses at regional or local level, have been assigned, each of 2×21 MHz and lasting 15 years starting from May 21, 2008. Telecom Italia was granted three licenses in the macro-regions of central and southern of Italy and the island of Sardinia, for which it paid approximately €14 million. For further information, please see “—4.2 Business Units”.

Fixed-mobile integration services

In 2007, AGCom introduced a regulatory framework with specific reference to the fixed-mobile integrated services offered at that time by Vodafone (“Vodafone Casa”) and Telecom Italia (“Unico”). AGCom stated that it was still impossible to identify a separate market for integrated services, although there was a need to monitor competitive dynamics.

New numbering plan

In July 2008, AGCom issued a Decision concerning the review of the national numbering plan for telecommunication sector. Main modifications concern new rules of network internal services numbering, introducing specific blocks for premium services mainly related to SMS/MMS data services, the introduction of new premium services numbering and of clearer numbering-premium services categories association, the revision of price thresholds of premium services and the updating of nomadic voice communication services, fixed-mobile convergent services and mobile virtual network operators numbering. In addition, the pan-European new social services numbering (i.e 116XYZ codes) has been introduced.

Measures on the transparency of telephone bills, selective call blocking and user safeguards

Between 2007 and 2008, with different Decisions, AGCom introduced new rules for the protection of users. In particular:

•

two new free services for blocking outgoing calls to several groups of risky numbers (a permanent disconnection service and a self-administered disconnection service using a PIN). In addition from October 1, 2008, operators have been obliged to make, automatically, the permanent disconnection of all client lines who had not expressly opted for one of the available line barring services;

•	a second ad hoc bill, provided on request, for charges relating to calls made to numbers offering premium rate services or, in alternative, an exposure in invoice of a specific box;

Item 4. Information On The Telecom Italia Group	Regulation

•

information on the economic conditions linked to services customers sign up for and on specific administrative aspects governed by contractual conditions (procedures for the suspension of a line in the event of delayed payment, the management of claims, settlement etc.);

•	a free service, available on request, which alerts customers if they exceed a pre-determined expenditure threshold.

Quality of services of Internet access at fixed location

In November 2008, AGcom issued a Decision stating that operators have to provide information about the service level of Internet access services at fixed location.

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

In March 2008 AGCom published a decision introducing a new method of calculation. Retroactive since 2004, it affects credits related to the Universal Service net cost of the years 2004 and 2005 (around €18 million) which has been consequently re-calculated and submitted to AGCom under the new terms.

Telecom Italia has lodged an appeal against the Decision which is pending.

With respect to 2006 and 2007, AGCom has not yet opened the proceedings for the evaluation of the Universal Service net costs.

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

The “rules” on Regulatory Accounting have been updated according to EC Recommendation of September 2005 on “Cost accounting and Accounting Separation”, under the regulatory framework for electronic communications in order to comply with the “new” sector regulation, organized by “relevant markets”.

During 2008, the independent auditor appointed by AGCom to check Telecom Italia’s accounting separation for the years 2002, 2003 and 2004, finished the auditing activities related to Regulatory accounts for the year 2002, 2003 and 2004 and began those related to the year 2005. Telecom Italia has also produced and delivered to AGCom the Regulatory accounts for the years 2006 and 2007.

In 2009, the auditor finished the auditing activities related to Regulatory accounts for the years 2005 and 2006 and delivered to AGCom all Reports provided for the year 2005 and the main reports related to 2006.

Item 4. Information On The Telecom Italia Group	Regulation

Accounting separation and mobile network cost accounting

In the context of the procedure of second round analysis of the “market for the termination of voice calls on individual mobile networks”, AGCom required SMP operators to produce economic and quantitative data related to regulatory accounting methodologies for the setting of new Network Cap values.

During the year 2008, in compliance with Decision 3/06/CONS and in order to provide evidence of the costs underlying mobile termination services:

•	regulatory Accounts at current costs for the year 2005 were produced and delivered (August) to AGCom;

•	accounts at historical costs for the year 2006 were produced (and delivered in January 2009);

•	the data collection process for the production of Regulatory Accounts at historical costs for the year 2007 were concluded in December 2008;

•

the auditing activities by the independent auditor appointed by AGCom on the Regulatory Accounts of the mobile network for the year 2005 at historical costs and current costs has been launched and concluded.

In the year 2009, regulatory accounts at historical costs for the year 2006 were delivered to AGCom; the production of the regulatory accounting at current costs for the year 2006 was concluded; the production of the regulatory accounting at historical costs for the year 2007 has started. Finally, the auditing activities of the regulatory accounting at historical costs for the year 2006 should start in April.

AGCom fee for 2008

In January 2008, an AGCom Decision was published in the Official Journal setting out how operators should pay their annual contribution to AGCom for 2008 and the amounts to be paid. For the year 2008, a fee equal to 0.145‰ of turnover related to the year 2006 was owed to AGCom by companies operating in the communications sector. Telecom Italia paid, considering both fixed and mobile revenues subject to AGCom regulation, an amount of €21.5 million.

In November 2008, AGCOM issued the Decision on the payment of the fee for the year 2009, confirming the calculation methodology applied in the previous year (0.145‰ of 2007 revenues subject to AGCom regulation, to be paid by April 30, 2009).

4.3.2    PRIVACY AND DATA PROTECTION

Telecom Italia must comply with Italy’s new data protection code (Legislative Decree No. 196/2003), which came into force on January 1, 2004.

The code is divided into three parts: 1) general data protection principles; 2) additional measures that apply to organizations in certain areas, including telecommunications; 3) sanctions and remedies.

The code applies to all processing within the State and its territories and affects also outside organizations that use equipment located in Italy, such as computer-based systems.

Italy’s Privacy Provisions Related to Specific Processing Operations of the Telecommunications Sector

The new code has implemented the provisions contained in the E-Communications Privacy Directive of the European Union.

As for all forms of e-marketing, including e-mail, fax, SMS/MMS etc, the Code requires organizations to obtain prior consent before sending electronic marketing to consumers. The Code also prohibits sending e-marketing from anonymous addresses.

As for data retention, communications service providers (CSPs) are permitted to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and telematic traffic data for the purpose of detecting and preventing crime. In the course of

Item 4. Information On The Telecom Italia Group	Regulation

2008, data retention terms have been significantly reduced by Legislative Decree n. 109/2008. At present, data retention terms for crimes prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for telematic traffic; 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with the general provision issued by the Garante on January 17, 2008. TLC operators must adopt the prescribed security measures within the implementation deadline of April 30, 2009 (extended to June 2009 only for access control systems for call center operators).

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is obliged to observe Italian competition law.

Law 287 of October 10, 1990 (“Provisions for protecting competition and the market”) created Italy’s Autorità Garante della Concorrenza e del Mercato, or Antitrust Authority.

The Antitrust Authority is responsible for:

•	applying Law 287 of 1990 and supervising the following matters: a) restrictive agreements; b) abuses of a dominant position; and c) concentrations of enterprises;

•	applying, whenever the necessary conditions exist, the corresponding European law (Articles 81 and 82 of the EC Treaty);

•	applying the standards of Legislative Decree 206 of 2005 with regard to misleading advertising and comparative advertising;

•	monitoring conflicts of interest in the case of people holding government posts.

In addition, article 14 of Decree Law 223/06, entitled “Supplementary powers for the Antitrust Authority”, converted into law by Law 248/06, established that the Authority may impose the adoption of precautionary measures and declare obligatory the commitments made and presented by businesses, in order to eliminate any anti-competitive practices, simultaneously ending the proceedings with the finding of a non-violation.

Relevant proceedings in 2008

A/375 Proceeding

The Italian Competition Authority, in December 2008, decided to accept and render binding the commitments proposed by Telecom Italia within the investigation begun in October 2007 into the possible abuse of a dominant position in the markets for voice telephony and for retail BroadBand internet access services. Consequently, the case has been closed without officially establishing a violation.

The investigation was begun following a series of complaints lodged by Fastweb and Wind, claiming that Telecom Italia had adopted an aggressive marketing policy that selectively targeted former customers or customers who were switching to the competition, exploiting the privileged set of information held by Telecom Italia in its role as traditional owner of the network.

Specifically, Telecom Italia has committed to take measures in the following areas: 1) undertakings relating to “winback” or “retention” activities; 2) undertakings relating to use of information about own or competitors’ customers; 3) undertakings relating to agent incentives and disparagement; 4) undertakings relating to consumer protection.

The Undertakings shall remain in force for three years.

A/398 Proceeding

The Italian Competition Authority in August 2008, decided to accept and make binding the commitments proposed by the Company with regard to amounts owed by previous residents. Telecom Italia may no longer make the provision of a new telephone line conditional upon payment of the unpaid bills of another customer.

The investigation, begun in December 2007, closed without the finding of a violation.

Item 4. Information On The Telecom Italia Group	Regulation

As a result of the commitments, which were reformulated by Telecom Italia during the course of the proceedings, where a new line is applied for the company may demand payment of unpaid bills only of the customer in arrears and not, as previously, also of individuals or entities having company or personal links with the debtor. Telecom Italia has also reformulated its General Subscription Conditions to clarify explicitly that whoever takes over an existing line assumes the same legal position as the preceding customer, taking over any credits and accepting all the debts relating to the contract, including any payment due for services already provided.

In addition, the telephone company will no longer be able to make the activation of a new line conditional on the provision of capital guarantees by persons whose economic condition may prejudice payment of the service through being, for example, bankrupt or the subject of insolvency proceedings.

4.3.4    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

The activities of the Telecom Italia Group in Brazil are subject to the General Law on Telecommunications (Ley General de Telecomunicações—LGT) of 1997 and the regulatory framework for the supply of telecommunications services promulgated by the Brazilian regulatory authority, Agência Nacional de Telecomunicações (“ANATEL”).

Anatel is responsible for the regulation and implementation of national policy regarding the telecommunications sector with autonomy in relation to finances and decision-making and has a broad scope to guarantee competition and prevent concentration of services. Anatel has the power to impose restrictions, limitations or conditions when granting concessions, permission or authorizations.

On January 1, 2002, the Brazilian telecoms market was liberalized and any player can now enter the market. Nevertheless, it needs authorization from ANATEL to operate.

4 main players operate in the mobile market (Claro; Vivo; Oi; Tim Brasil); they compete nationwide. Third generation services deployment started in 2008.

Authorizations

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

Interconnection rules

Telecommunication operators must publish a public offering of interconnection economic conditions and are subject to the “General Interconnection Regulatory Framework” promulgated by ANATEL in 2005.

Fixed line retail tariffs are subject to price regulation according to specific telecommunication and productivity factor indexing; fixed interconnection charges are regulated by a percentage of the retail price, while mobile interconnection charges are freely negotiated by operators with dispute resolution by the regulator in case of disagreement.

Interconnection agreements must be approved by ANATEL before they can be applied.

Significant Market Power (SMP) and instruments for cost orientation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing the obligation of presenting the Account Separation and Allocation Document (DSAC) by the license holders and Groups holding significant market power in offering fixed and/or mobile network interconnection and wholesale leased lines (EILD). Starting from 2006, operators are delivering the requested information to ANATEL.

The application of Cost Oriented interconnection charges are expected in 2010.

Item 4. Information On The Telecom Italia Group	Regulation

Main regulatory developments in 2008

•	ANATEL approved PGR and PGO

In October 2008, ANATEL approved the proposals for the General Plan for Telecommunications Regulation Updates in Brazil (“PGR”) and the General Plan for Concessions of Telecommunications Services (“PGO”).

PGR’s final version sets out the necessary actions to be promoted by ANATEL for the next ten years, aiming to update telecommunications’ regulations in Brazil. The deployment of Local Loop Unbundling and Mobile Virtual Operator are included in the short term actions forecasted by PGR.

The review of the current PGO was considered a short-term action.

An important definition was the right of concessionaires to operate in two different geographic regions of PGO. This right allows the merger, forbidden under previous legislation, and approved in December 2008 by ANATEL, between the two major fixed line incumbents (Telemar/Oi Participações and Brasil Telecom).

•	Number Portability

Number Portability (“NP”) in Brazil was introduced from September 2008 and its deployment will end in March 2009.

At the end of 2008, the total NP requests were around 180,000, 65% of which involved mobile networks.

NP has been considered crucial in the highly competitive Brazilian market, in which mobile phone penetration rates are already quite high, particularly in urban areas. For further information, please see “—4.2.2. Brazil”.

4.3.5    TELECOMMUNICATION REGULATORY FRAMEWORKS IN GERMANY AND THE NETHERLANDS

The regulatory framework in the European countries where Telecom Italia operates is the result of the national implementation of the European Framework as set out in the European Directives described under “Item 4.3 Regulation—The EU Regulatory Framework”.

The respective regulatory frameworks are therefore comparable to Italy. In Germany and The Netherlands, individual operators with SMP (and attendant obligations) have been identified as a result of an analysis of the significant markets in those countries. In the retail markets, the companies pertaining to Telecom Italia Group were not notified as having significant market power in their respective countries.

4.3.6    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Reference Law for broadcasting

In June 2008, Law No. 101 abolished the special licensing regime for digital terrestrial network operators and introduced the authorization regime. As a consequence, a network operator no longer needs to own a digital network covering at least 50% of population, nor to be a broadcasting operator nor to invest €35 million for each digital network, nor to have a minimum nominal share capital.

All participants are allowed to trade frequencies following law 259/03 rules.

The licenses just granted have been converted to general authorizations lasting 20 years.

The Communication Ministry has acknowledged the conversion of Telecom Italia Media Broadcasting’s license into general authorization for the purpose of managing its digital Multiplex (“MUX”).

Switch-off and frequencies

The complete switch-off of analogue and conversion to a digital network will take place by December 31, 2012. By the end of 2010, 70% of the population will go digital.

In November 2008, the Communication Ministry published the New Allotment Bandwidth Plan that adjusts the frequencies used in international arrangements foreseen by the 2006 Genéve Plan.

Item 4. Information On The Telecom Italia Group	Regulation

Television advertising

From December 1, 2008 the rules on television advertising amended by AGCom came into force: (i) self-promotion must follow the same rules of advertising in terms of being recognizable and separate from TV content; (ii) minimum duration of teleshopping windows—15 minutes—and inclusion of teleshopping spots—3 minutes—in advertising time.

Law 101/2008 introduced new rules making the enforcement system more effective and increasing penalties.

Co-location service (market 18)

RAI and Mediaset, identified as holding a joint dominance in the analogue broadcasting market, have published a Reference Offer for co-location services of transmitters on analogue sites, as established by the AGCom Decision of April 2008 on “market 18”. The Reference Offers could establish a benchmark for co-location prices for digital sites.

Promotion of European works

On the basis of the 2008 Budget Law new quotas were introduced as regards Italian films and TV programs for minors. In addition a new investment obligation for IPTV and Mobile TV service providers was introduced.

On the basis of the “Milleproroghe Decree”, Telecom Italia Media will be able to apply for an exemption on the transmission and investment quotas for broadcasters.

For details please also see “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic”, “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”, “Item 4. Information on the Telecom Italia Group—4.2.3 European BroadBand”, “Item 4. Information on the Telecom Italia Group—4.2.4 Media” and “Item 4. Information on the Telecom Italia Group—4.2.5 Olivetti”.

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

ADS (American Depositary shares):    Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). The ordinary and savings ADS (American Depositary Shares) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia.

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

Backbone:    Network portion with the highest traffic density and from which the connections for services in the local areas depart.

Backhauling:    Infrastructure network connecting sites that host the equipment for user access (xDSL or other systems, also Wireless / Mobile). It can be realized in various ways depending on the band, topology and distance.

Bitstream:    Wholesale BroadBand access service which consists of supplying an access to XDSL Telecom Italia network and transmission capacity to the network of another OLO.

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

Bundle:    Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator under the same brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated with IPTV; bundle Quadruple Play is the “bundle triple play” integrated with mobile telecommunication services.

Carrier:    Company that makes available the physical telecommunication network.

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

Client server:    Software program that is used to contact and obtain data from a Server software program on another computer. Each Client program is designed to work with one or more specific kinds of Server programs, and each Server requires a specific kind of Client. This configuration model is opposed to a Peer-to-Peer configuration, where the contact is performed on the same level.

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

Digital Divide:    The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among others: gaps in ownership of or regular access to a computer, internet access—today primarily BroadBand, and related skills.

Digital Home:    Fruition of a fully/partially automated house. Generally the term refers to the presence of a home network of Consumer Electronics equipment, personal computer and mobile devices that cooperate transparently, delivering simple, seamless interoperability that enhances and enriches user experiences in Internet access, multimedia, home tasks automation.

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

DSLAM (Digital Subscriber Line Access Multiplexer):    The DSLAM denotes telecommunications equipment able to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB-H (Digital Video Broadcasting—Handheld):    DVB—H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

DWDM (Dense Wavelength Division Multiplexing):    This is a technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

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

FTT HOME, FTT CURB, FTT (Fiber to the …):    It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fibre to the Curb) the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fibre to the Home), the fiber connection terminates inside the customer premises.

Gateway:    A connection between the LANs and WANs of one or more suppliers. Can also mean the access nodes to international networks of various kinds.

GGSN (Gateway GPRS Support Node):    Junction connecting an external packed network or GPRS system of a different mobile network.

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

GSM (Global System for Mobile Communication):    A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

GSM TIM Card:    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

HCFC (Hydrochlorofluorocarbons):    Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, due to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

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

Kvar (kilovolt–amperes reactive):    Reactive energy: measurement system, expressed in kilovolt, of power losses in an AC electrical system.

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

IP (Internet Protocol):    A set of communications protocols for exchanging data over the Internet.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching):    A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television):    A system that utilises the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a BroadBand Internet connection.

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

LCA (Life Cycle Analysis):    Analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

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

NGN2 (Next Generation Network):    New generation network created by Telecom Italia to meet the demands of corporates, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customisation levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

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

Online advertising:    Form of promotion that uses the Internet and World Wide Web for the purpose of delivering marketing messages to customers. Examples of online advertising include contextual ads on search engine results pages, banner ads, rich media ads, social network advertising, online classified advertising, advertising networks and e-mail marketing.

ONP (Open Network Provision):    Principles and conditions laid down by the EU for access to and usage of public telecommunications networks and services. A network architecture that permits telecommunications services to be offered on facilities of public operators and for equipment to be connected to such networks.

Optical fiber:    Thin glass, silica or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

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

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoF (Radio Over Fiber):    A technology to feed antennas with digital/analogue signals over optical fiber.

RoHS (Restriction of Hazardous Substances):    Restriction of Hazardous Substances: European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

RTG:    Is the network of the world’s public circuit-switched telephone networks in much the same way that the Internet is the network of the world’s public IP-based packet-switched networks.

SAR (Specific Absorption Rate):    Specific Absorption Rate: evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit: a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Satellite services:    Satellites are used, among other things, for links with countries that cannot be reached by cable or as an alternative to cable and to form closed user networks.

SDH Standard (Synchronous Digital Hierarchy):    The European standard for high-speed digital transmission.

SDSL (Symmetrical Digital Subscriber Line):    Also known as HDSL.

Service Exposure:    The opening of selected proprietary telecommunication networks and IT capabilities to third parties.

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

Shared Access:    Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

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

TRX:    Radio transceivers located in BTS.

ULL (Unbundling Local Loop):    System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System):    Third-generation mobile communication standard. It’s constituted by a BroadBand system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel through the Net.

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

VDSL (Very-high-data-rate Digital Subscriber Line):    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

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

Wi—Max (Worldwide Interoperability for Microwave Access):    The Wi - MAX - is a technology that allows wireless access to BroadBand telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (WHOLESALE LINE RENTAL):    The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line):    It is a technology that makes use of standard telephone lines and it includes different categories including: ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2008 and 2007, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2008				As of December 31, 2007
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of Euro, except percentage)
Land	123	—	123	0.8	131	—	131	0.8
Civil and industrial buildings	493	1,302	1,795	11.5	551	1,361	1,912	11.3
Plant and equipment	12,037	37	12,074	77.1	12,957	—	12,957	76.5
Manufacturing and distribution equipment	38	—	38	0.2	48	—	48	0.3
Ships	33	—	33	0.2	41	—	41	0.3
Aircraft	—	3	3	—	—	6	6	—
Other	857	16	873	5.6	965	30	995	5.9
Construction in progress and advance payments	671	52	723	4.6	791	53	844	4.9

Total	14,252	1,410	15,662	100.0	15,484	1,450	16,934	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2008, Telecom Italia S.p.A. owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

On December 31, 2008, Tim Brasil group owned approximately 93,624 square meters and leased approximately 866,154 square meters of real property, all of which were available for installation of our equipment. Tim Brasil group also leases approximately 145,966 square meters and owns approximately 62,971 square meters of office space.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network and the Brazilian mobile network. See “—4.4 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

General.    Our domestic fixed network consists of 33 gateway areas (each gateway area has two interconnection points enabling information to be exchanged between the fixed and mobile networks) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long-distance fixed network (Arianna SDH and Phoenix) routes 4190 VC4. The fixed long distance network also includes 85 2.5 Gbps point to point lambdas and 342 10 Gbps point to point lambdas. The fixed distribution network includes 109.3 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At December 31, 2008, the domestic fixed network consisted of the following:

Exchange areas	approximately 10,400
Switching areas	628 Urban Group Stages (SGU)
Gateway areas	33
Copper access network	109.3 million kilometers-pair
Fiber optic access/carrier network	3.9 million kilometers-line
Long Distance VC4 eq (total)	4,700
Long Distance VC4	4,190
Long Distance Lambda	82 2.5 Gbps, 342 10 Gbps
BroadBand/ADSL network	8,363 local switching areas covered
IPTV (Internet Protocol TV)	1,119 local switching areas covered
POP main data networks	32

SDH and ATM.    Our Synchronous Digital Hierarchy (“SDH”) transmission systems are operating on fiber optics from 155 Mbit/sec up to 10 Gbit/sec. Work on the development of the national network (Long distance) that, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2008. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections.

In November 2002, Telecom Italia introduced a new generation of Optical Digital Cross Connect (“ODXC”) on the domestic fixed transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone. In 2008, Telecom Italia did not add any ODXC nodes but increased the capacity of existing links and nodes. The evolution of the transport network towards a completely optical network will increase the operating capacity for all types of traffic, from voice to Internet.

Asynchronous Transfer Mode (“ATM”) switching technology allows the transfer of information combining data, video, voice and other services on public and private networks both at a national and international level. Telecom Italia’s ATM/Frame Relay networks work together as a multiservice network, using SDH transmission systems as a physical layer. The ATM Network allows for the provision of ATM native services with access rates ranking from 2 Mbit/s up to 155 Mbit/s. It also acts as a backbone for both the Frame Relay Access network (with access rates ranking from 64 kbit/s up to 2 Mbit/s), and for the DSL (Digital Subscriber Line) Network, used for the provisioning of xDSL services (ADSL High-bit-rate Digital Subscriber Line or HDSL) and SDSL. The ATM/Frame Relay networks allow customers to access IP and MPLS services (Multi Protocol Label Switching) with access speeds between 64 kbit/s to 155 Mbit/s.

OPB (Optical Packet Backbone).    In 2008 we continued to implement the introduction in the network of Terarouter equipment, deployed in some of the most important PoPs of the network. At the end of 2008 OPB Network had Terarouter nodes in the following thirteen PoPs: two “Centro Stella” PoPs in Rome, two “Centro Stella” in Milan (Inner Core PoPs) and the OPB PoPs located in Naples, Turin, Florence, Palermo, Bari, Bologna, Brescia, Padua and Catania (Outer Core PoPs).

The OPB network is used to transport:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic related to IPTV services.

OPM (Optical Packet Metro).    At the end of 2008 OPM consists of 30 metro-regional networks to collect traffic to and from residential customers through DSLAM IP to supply the IPTV and ADSL2+ services. The OPM network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) transport, aggregation as well as direct connection (Node B over optical fiber).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway and Genius services on GBE optical access). In 2008, coverage of services with GBE optical access was extended to the towns of L’Aquila, Pescara and Bergamo. As a result, overall coverage increased from 33 to 36 towns in Italy.

Network quality and productivity.    Following the completion of the porting of all the OSS systems on OPEN platforms in 2006, we completed in 2007 the integration of the supervision systems of the fixed and mobile networks and of the platforms for service creation. This allowed us a 15% saving on activities previously performed by the separate systems.

BroadBand/ADSL network.    Telecom Italia’s BroadBand network can offer hi-tech telecommunications services and multimedia applications. This objective is being reached through the gradual installation of fiber optic cables. In 2008, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 6,676 towns (compared to 6,074 at the end of 2007). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2008, 8,363 local switching areas were covered by ADSL technology, (compared to 7,568 at the end of 2007).

NGN FTTx.    In 2008 Telecom Italia started to deploy a new generation access network, based on fiber optical cables and GPON (Gigabit capable Passive Optical Network) technology. First deployments have been done using FTTB (Fiber To The Building) architecture and new generation cabinets, equipped with VDSL2 cards, have been installed in approximately 2,700 buildings in the central area of Milan. Fiber optical deployment interested 7 central areas, where Telecom Italia laid new optical cables or acquired the right of use (IRU approach) for 15 years on fiber optics from Metroweb (a utility that already owns a widespread optical access network in Milan).

Fiber optic cables.    At December 31, 2008, approximately 3.9 million kilometers of fiber optic cables have been installed for access and transport, of which approximately 1.2 million kilometers are installed in the long-distance network. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video. To make these services more widely available, Telecom Italia is evaluating the introduction of fiber optics to the access network.

VoIP (Voice over IP) Services.    The complete digitalization of the network—both the backbone and the metropolitan network—is proceeding towards the distribution network (with ADSL), thus favoring the introduction of VoIP and other associated services. These services are already available to business customers and residential customers who sign up for ADSL. VoIP is regarded as an additional service, whose value, for the customer, is expressed in having access to a greater number of lines, numbers and terminals. Furthermore, by exploiting extra functions, such as the “presence” and “communities” typical of always-on connection systems, it is possible to have additional revenues. At the same time, the value added perceived by customers contributes to the expansion of BroadBand and, consequently, increases the benefits resulting from complete digitalization.

IPTV (Internet Protocol TV).    “Quadruple play” is regarded as having significant value since customers find themselves immersed in an environment that can be exploited on several levels and able to supply a vast range of services. IPTV is an important part of this evolution. In 2006 the first commercial service was launched, involving 836 exchange areas and 258 towns. In 2008 the commercial service with access to IPTV technology has been expanded to 1,119 exchange areas (compared to 1,019 at the end of 2007). IPTV is considered a key component in providing customers with access to information in any form, anywhere, through fixed and mobile infrastructures as the situation demands.

Domestic Mobile Network

The domestic mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (including video).

The Telecom Italia GSM/EDGE network consists of 14,301 radio base stations (compared to 14,018 at December 31, 2007, an increase of 2%) and 754,632 radio channels (an increase of 2.3% compared to 737,208 at the end of 2007). The network also includes 458 Base Station Controllers (“BSC”) (an increase of 2 units compared to December 31, 2007).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

During 2008 planning and implementation of the UMTS network continued, so that coverage was extended to all the regional capitals, in accordance with the obligations laid down in the 3G license, as well as other areas throughout Italy. The Telecom Italia UMTS network consists of 11,256 radio base stations (compared to 9,787 at December 31, 2007, an increase of 15%) and 1,683,440 radio channels (an increase of 41.6% compared to 1,188,544 at the end of 2007).

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

At the end of 2008 all UMTS stations are able to perform HSDPA ph1 and ph2.

Also operating on the network are 84 Radio Network Controllers (“RNC”) (an increase of 12 units as compared to the end of 2007).

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

This innovation will make it possible to implement an integrated GSM/UMTS network, which, with time and the necessary measures in terms of size and operations, will eventually create a configuration where the switching exchange is shared by the GSM and UMTS access systems; the aim of which is to improve management of the service leading to a “seamless” provision of services.

At December 31, 2008, the GSM network includes: 53 MSC exchanges, 10 transit exchanges and 9 gateways.

At December 31, 2008, the GSM/UMTS network includes: 43 MSC servers, 60 MGWs, 48 Home Location Registers (“HLRs”), 13 Gateway GPRS Support Nodes (“GGSNs”) and 36 Serving GPRS Support Nodes (“SGSN”).

International Fixed Network

Telecom Italia Sparkle manages international wholesale services (Voice, Data and IP) and retail services for multinational customers by means of an international network including:

•	a fully integrated proprietary cross border backbone and operates mainly in Europe and the United States;

•	bilateral connections.

The coverage of the Mediterranean and of Central and South America is provided by the interconnection with MED Nautilus and LA Nautilus backbones.

The international network connects more then 400 operators all over the world with a span of approximately 434,500 Km on submarine systems reaching all the main regions worldwide.

The cross-border backbone integrates 3 regional networks:

•	Europe (PEB);

•	Latin America (LAN);

•	Mediterranean basin (MED).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network extending over the main European countries: Italy, France, the United Kingdom, The Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Poland and Slovakia. The overall length of the entire backbone is 55,000 km.

The backbone is a multiservice integrated network (Voice, Data, IP) based on DWDM (Dense Wavelength Division Multiplexing) and SDH (Synchronous Digital Hierarchy) transport techniques and on the Softswitch and IP/MPLS (Internet Protocol/Multi Protocol Label Switching) switching techniques. With respect to switching technologies the network is equipped with softswitch class 4 and IP routers. The DWDM and SDH transmission technologies are based on 10 Gbit/s lambdas with traffic protection mechanisms such as MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), MSP (Multi Section Protection) and “meshed” network.

•

LAN (Latin American Nautilus).    A high-capacity backbone based on fiber optic ring networks, both land-based and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring, which has automatic optical traffic protection and a capacity of up to 320 Gbit/s, connects the main cities of South America to Central and North America.

•

MED (Mediterranean Nautilus).    A submarine ring network, with a highly reliable configuration, a total length of 7,000 km and capacity up to 3.84 Tbit/s which connects the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

The services supplied include telephone, IP and managed bandwidth in Europe and in the U.S.A., and managed bandwidth and IP in the Mediterranean and in South America. The platform for services to Multinational Corporate Clients (“MNC”) is integrated with the crossborder network.

In 2008 the international Internet traffic increase was supported by the expansion of the European backbone, of transatlantic links and of the USA network. In particular, new Terabit Routers have been deployed in Palermo, Frankfurt and Paris and the Telecom Italia Sparkle Singapore subsidiary upgraded the local POP.

In order to increase connectivity towards the Mediterranean and the Middle and Far East countries, upgrades of the SEA-ME-WE3 and SEA-ME-WE4 submarine cables have been implemented. Telecom Italia Sparkle has also joined the consortium that will build the new IMEWE cable due for service at the end of 2009. This new system will link France, Italy, Egypt, Lebanon, Saudi Arabia, United Arab Emirates, Pakistan and India with an ultimate capacity of 3.84 Tbit/s. The connectivity among main cable stations and the POPs of the Pan-European cross-border backbone was expanded as well.

In 2008 the new Ultra Long Haul DWDM platform was deployed on our Pan European backbone in Italy, Switzerland, Germany, The Netherlands and United Kingdom with the aim to develop new services and upgrade significantly the network capacity.

Actions to complete the services portfolio for mobile operators included the introduction of encrypted transport capabilities for signaling over the Internet (SIGTRAN with IP-sec).

As for the retail services offer to Multi National Corporates, new POPs were deployed in Tunis, Lisbon and Hong Kong.

Brazilian Network

Telecom Italia Group’s principal properties in Brazil consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment.

As of December 31, 2008, we had 91 mobile switches and 12,014 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

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

5.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition continues to have a significant impact on the development of our business.

Key trends that have had an impact on our business areas and are expected to continue to have an impact are:

Domestic Business Unit

•	defence of Domestic Market share and focus on quality as a value driver through the implementation of the customer driven organization;

•	continuing defence of core traffic and access businesses with possible stabilization of market share on both Fixed and Mobile Telecommunications;

•	convergence of services such as fixed and mobile voice offers, fixed and mobile BroadBand accesses, integrated accesses to messaging and content;

•	growth of the Italian BroadBand market on both Fixed and Mobile Telecommunications;

•	development of innovative services such as integrated voice-BroadBand and new offers on Fixed (i.e. VoIP and IPTV services) and Mobile Telecommunications (i.e. Interactive value added services);

•	growth of the ICT Market through the introduction of new services and products;

•	the creation of the open Access network increasing transparency and access to the fixed network by OLOs; and

•	decreasing impact on revenues quarter on quarter of 2008 attributable to regulatory developments, of which the most important were roaming and termination charges.

Brazil

•

the introduction in 2008 of 3G services in Brazil and the launch of TIM Fixo (Fixed TIM) which allowed Tim Brasil to proceed with its convergence strategy, by offering the widest communication services portfolio in the market, including mobile service, broadband, pay TV (through partnerships) and the home fixed service.

European BroadBand Business Unit

•	continuous growth of the BroadBand market, with an increasing focus on churners;

•	evolution of technology and regulation related to next generation networks and fiber investments;

•	competition mainly due to the incumbent, cable and mobile operators;

•	growth of integrated fixed-mobile offers; and

•	market consolidation.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

5.2    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB (designated as “IFRS”). Our reported financial condition and results of operations as reported under IFRS are based on the application of accounting methods which involve the use of assumptions and estimates that underlay the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results may differ from these estimates under different assumptions or conditions. Estimates are reviewed periodically.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

Since our selection and application of accounting policies involve judgments and other assumptions affecting the application of those policies, reported results are sensitive to changes in conditions or assumptions of Management and these are factors to be considered when reading our Consolidated Financial Statements. We believe the critical accounting policies described below involve the most significant assumptions and estimates used in the preparation of our Consolidated Financial Statements under IFRS.

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

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). To determine the expected duration of the relationship of the customers we perform an analysis of our historical customer relationship trends.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the balance sheet.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract, when other revenue recognition criteria are met.

For offerings which include the sale of mobile handsets and service contracts, we recognize revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales

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

A small portion of our bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

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

The treatment of purchase price allocation is also affected by the considerations expressed in the third, fourth and fifth paragraphs of Acquisition Accounting, Goodwill and Purchase Price Allocation above.

Impairment of assets

The determination of impairments of intangible and tangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

•

Goodwill.    Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The impairment test is generally conducted near the end of every year so the date of testing is constituted by the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

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

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units), to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

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

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

•

Intangible and tangible assets with a finite useful life.    At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization. If indicators of an impairment exists, the carrying amount of the assets is reduced to the recoverable amount. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the income statement.

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

Derivative financial instruments

Telecom Italia enters into several different types of derivative contracts in order to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits. The changes in the fair value of derivatives which do not qualify for hedge accounting, fair value hedge derivatives and the ineffective portion of cash flow hedge derivatives are recognized in the income statement in the period of change. The gain or loss on the effective

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

portion of qualifying cash flow hedges is recognized directly in a specific equity reserve. The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction affects the income statement. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. The Group relies on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

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

Provisions and contingent liabilities

The Group exercises considerable judgment in determining its exposure to and recognizing provisions for contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

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

Income tax expense

The Group calculates income tax expense in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the income statement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

5.3    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008

5.3.1    REORGANIZATION OF BUSINESS

On January 22, 2007, in response to important technological, market and regulatory changes, Telecom Italia introduced a new organizational structure aimed at ensuring greater operational flexibility and facilitating the implementation of strategies associated with the convergence of the various areas of business (fixed and mobile telecommunications, BroadBand internet and media contents).

Accordingly, starting in 2007, the disclosure by business segment was changed and the accounting segments are now as follows:

•

Domestic Business Unit:    the domestic operations of Fixed Telecommunications (divided into Retail voice, Internet, Data Business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	Brazil Business Unit: includes Telecommunications activities in Brazil;

•	European BroadBand Business Unit: includes BroadBand services in Germany and The Netherlands;

•	Media Business Unit: includes Television and News activities;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other Operations: include financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

For a complete description of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2008, 2007 and 2006 consistent with the structure of each Business Unit at December 31, 2008.

5.3.2    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”). Such financial data is considered Non-GAAP financial measures as defined in Item 10 of Regulation S-K under the 1934 Act.

As described in more detail below, such financial data is presented as additional information for Telecom Italia’s investors and should not be considered as substitutes for or confused with IFRS financial measures.

In this Annual Report the Non-GAAP Measures used relate to Net Financial Debt and Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA).

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

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

	As of December 31,
	2008	2007
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	31,936	33,299
—Finance lease liabilities	1,713	1,809
—Other financial liabilities	2,878	1,943

	36,527	37,051

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
—Financial payables	5,726	5,943
—Finance lease liabilities	274	262
—Other financial liabilities	267	380

	6,267	6,585

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—

GROSS FINANCIAL DEBT (A)	42,794	43,636

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	15	9
—Financial receivables and other non-current financial assets	2,648	686

	2,663	695

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
—Securities other than investments	185	390
—Financial receivables and other current financial assets	491	377
—Cash and cash equivalents	5,416	6,473

	6,092	7,240

Financial assets classified under Discontinued operations/Non-current assets held for sale	—	—

FINANCIAL ASSETS (B)	8,755	7,935

NET FINANCIAL DEBT (A-B)	34,039	35,701

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA):    this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It is also used to calculate certain ratios such as Net Financial Debt to EBITDA using by rating agencies in considering the ratings in our outstanding debt. It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent, Telecom Italia S.p.A., in addition to Operating profit. Set forth below is a reconciliation of EBITDA, a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, to profit before tax from continuing operation and operating income, the most directly comparable financial measures calculated and reported in accordance with IFRS.

	As of December 31,
	2008(1)	2007(1)	2006(1)
Profit before tax from continuing operations	2,897	4,324	5,723
Finance expenses	6,358	5,092	5,011
Finance income	(3,724)	(2,908)	(2,811)
Other expenses (income) from investments	(4)	(467)	(237)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(64)	(86)	(51)

Operating profit	5,463	5,955	7,635
Impairment losses (reversals) on non-current assets	33	44	22
Losses (gains) on disposals of non-current assets	(35)	(5)	(105)
Depreciation and amortization	5,906	5,674	5,393

Operating profit before depreciation and amortization, capital gains (losses) realized and Impairment reversals (losses) on non-current assets (EBITDA)	11,367	11,668	12,945

(1)

Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. All periods presented for comparison purposes have been restated.

EBITDA is not a measure of performance under IFRS and EBITDA should not be considered an alternative to (a) operating profit or net income (as determined in accordance with IFRS), as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally IFRS) as a measure of our ability to meet cash needs or (c) any other measures of performance under IFRS. Because not all companies calculate EBITDA in the same manner, the presentation of EBITDA may not be comparable to the EBITDA of other companies.

5.3.3    OVERVIEW OF 2008 RESULTS OF OPERATIONS

In 2008, regarding our domestic market we achieved the following:

•

In the Domestic Fixed Telecommunications Services Business BroadBand and ICT were the two major growth drivers. In particular in the BroadBand business the strategy premised on attracting the most valuable customers progressed: the BroadBand portfolio at the end of December 2008 was at 6.8 million accesses. In addition, we launched new integrated solutions such as VoIP services (offers that included the first naked triple-play offer) and IPTV services, with nearly 330,000 accesses at December 31, 2008 and a penetration of approximately 5% of the overall BroadBand customer base.

In the ICT segment we posted approximately 18% growth year over year (of which 22% growth in services, accounting for 59% of revenues mix) due to specific turn-key offers for the Corporate and SME segment.

In the traditional Telephone business, we have been affected by a significant decrease in our customer base and traffic volumes due to increased competition, largely attributable to the introduction of new wholesale solutions. In the traditional telephone business the main strategy is to increase penetration of flat-rate voice packages and the proposition of the quoted integrated voice-BroadBand offers.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•

The Domestic Mobile Telecommunications Services Business focused on strategies to increase its customer portfolio value by increasing post-paid access lines (17.3% of total lines at year end 2008 compared to 14.7% at year-end 2007) and value added services. This strategy resulted in a web BroadBand active portfolio of 2.6 million users (more than twice the customer base of last year), a strong increase in VAS revenues and strong growth in innovative handsets and internet devices (3G, Netbook, Internet Key, IPhone), which accounted for 62% of handsets sold in 2008 versus 46% in 2007.

In 2008, we achieved the following with respect to our international markets:

•

Brazil.    Tim Brasil had a market share of 24.2%. Tim Brasil’s market share of service revenues, its primary focus, stood at around 27%. As for client mix, post-paid customers accounted for 18.1% of the total subscriber base, with 6,600 thousand post-paid customers.

Tim Brasil continued to focus on growth together with cost discipline through initiatives to maintain ARPU (average revenue per user) levels and increase revenue from value-added services. On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analysis and operating expenses.

•	Germany. In a very competitive German BroadBand Access Market, HanseNet focused mainly on the following strategic goals:

Innovation of the rate plans:

–	consolidation of customer loyalty through the introduction, across the entire range of rate plans, of the option of binding 24-month contracts, associated with specific commercial promotions;

–

launch of the “Alice Comfort” rate plans based on a “Premium” level of customer service, enhancement of the Alice Mobile service through the introduction of new Flat-rate options and development of the IPTV service premium (Pay-TV and VOD) components;

–	launch in the last quarter of the year of the Bitstream offering in areas not covered by Unbundling, to replace the previous Resale offering;

–	continuation of activities for the up-selling of Alice rate plans to the existing AOL customer base.

Improvement in the quality of service, by reducing activation times, strengthening the VoIP service and re-defining Customer Care processes with a positive impact on customer retention.

Consolidation of the Alice brand and raising Brand Awareness, with the launch of various communication activities (in particular, in 2008, a new advertising campaign was launched with a testimonial from Brad Pitt).

Extension of network coverage, especially through the partners Telefónica and QSC (1,815 unbundling sites at the end of December, whereas the number of unbundling sites of the proprietary network remains stable at 897): as of December 31, 2008, the ULL network coverage of the Alice offer reached 69% of German Households.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The following table sets forth the income statement for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Revenues	30,158	31,013	31,037
Other income	356	406	590

Total operating revenues and other income	30,514	31,419	31,627

Acquisition of goods and services	(13,876)	(14,255)	(13,902)
Employee benefits expenses	(4,220)	(3,822)	(3,741)
Other operating expenses	(1,696)	(2,231)	(1,524)
Changes in inventories	114	11	8
Internally generated assets	531	546	477

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets(1)	11,367	11,668	12,945

Depreciation and amortization	(5,906)	(5,674)	(5,393)
Gains (losses) on disposals of non-current assets	35	5	105
Impairment reversals (losses) on non-current assets	(33)	(44)	(22)

Operating profit	5,463	5,955	7,635

Share of profits (losses) of associates and joint ventures accounted for using the equity method	64	86	51
Other income (expenses) from investments	4	467	237
Finance income	3,724	2,908	2,811
Finance expenses	(6,358)	(5,092)	(5,011)

Profit before tax from continuing operations	2,897	4,324	5,723
Income tax expense	(653)	(1,683)	(2,520)

Profit from continuing operations	2,244	2,641	3,203
Profit (loss) from Discontinued operations/Non-current assets held for sale	(29)	(186)	(200)

Profit for the year	2,215	2,455	3,003

Of which:
• Profit attributable to equity holders of the Parent	2,214	2,448	3,014
• Profit (loss) attributable to Minority Interest	1	7	(11)

(1)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA) is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “—5.3.2 Non-GAAP Financial Measures”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

5.3.4    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA), operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated. The data relating to 2007 and 2006 have been reclassified and presented consistently with the 2008 presentation.

			Domestic	Brazil	European Broad Band	Media		Olivetti		Other Operations	Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(1)	2008 2007 2006		23,268 24,220 25,785	5,208 4,990 3,964	1,274 1,151 605	287 263 207		352 408 440		134 251 234	(365 (270 (198	) ) )	30,158 31,013 31,037

EBITDA(2)	2008 2007 2006		9,998 10,174 11,893	1,217 1,207 950	245 297 176	(59 (55 (83	) ) )	(30 (44 (33	) ) )	11 94 49	(15 (5 (7	) ) )	11,367 11,668 12,945

Operating profit (loss)	2008 2007 2006		5,444 5,751 7,676	189 150 21	(30 122 73)	(113 (117 (137	) ) )	(37 (66 (50	) ) )	2 63 37	8 52 15		5,463 5,955 7,635

Capital expenditures	2008 2007 2006		3,658 4,064 3,894	1,348 865 699	352 358 214	50 69 85		3 8 10		1 16 21	(47 (10 (46	) ) )	5,365 5,370 4,877

Number of employees at year-end(3)	2008 2007 2006	(4) (4)	61,816 64,362 66,835	10,285 10,030 9,531	2,912 3,191 1,784	967 1,016 919		1,194 1,279 1,428		651 2,191 1,430	— — —		77,825 82,069 81,927

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA) is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “—5.3.2 Non-GAAP Financial Measures”.

(3)

The number of employees at year-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temp work contracts.

(4)

For purposes of comparison, the data at December 31, 2007 and at December 31, 2006 have been restated in order to exclude 1,360 employees and 1,282 employees, respectively, of the Liberty Surf group which starting from January 1, 2008, are considered as Discontinued operations/Non-current assets held for sale.

5.3.5    YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

❖	MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

Liberty Surf group, operating in the BroadBand sector in France, was disposed of on August 26, 2008. For purposes of the results of operations in 2008 and 2007, it was classified as Discontinued operations/Non-current assets held for sale.

In 2008, the scope of consolidation reflects the following changes:

•

the exclusion of Entel Bolivia from the scope of consolidation starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the Entel Bolivia shares held by the Telecom Italia Group. The investment is now carried in Current assets;

•	the exclusion of the “Pay-per-View” business segment from December 1, 2008 after its disposal by Telecom Italia Media S.p.A..

In 2007, the scope of consolidation reflects the following changes:

•	the inclusion of the AOL group companies in Germany, purchased at the end of February 2007, consolidated from March 1, 2007;

•	the inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•

the inclusion of Shared Service Center S.r.l. (consolidated line-by line from October 2007), following the acquisition of control by the Parent in the fourth quarter of 2007. The company had previously been carried in the financial statements using the equity method.

The following chart summarizes the main items which impacted profit attributable to the equity holders of the Parent in 2008:

❖	REVENUES

Revenues amounted to €30,158 million in 2008, a decrease of €855 million, or 2.8%, compared to €31,013 million in 2007.

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues.

	Year ended December 31,
	2008		2007		Changes
	Gross Revenues(1)	% of Consolidated revenues	Gross Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of Euro, except percentages)
Domestic	23,268	77.2%	24,220	78.1%	(952)	(3.9)%
Brazil	5,208	17.3%	4,990	16.1%	218	4.4%
European BroadBand	1,274	4.2%	1,151	3.7%	123	10.7%
Media, Olivetti and Other Operations(2)	773	2.6%	922	3.0%	(149)	(16.2)%
Adjustments and eliminations	(365)	(1.3)%	(270)	(0.9)%	(95)	35.2%

Total	30,158	100%	31,013	100%	(855)	(2.8)%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

In 2008, in particular, revenues for the Domestic Business Unit were impacted by:

•

the positive change in Revenues from “innovative” businesses such as Fixed-line BroadBand Revenues (an increase of € 186 million in 2008 compared to 2007), Interactive VAS Revenues from the Mobile business (an increase of €263 million in 2008 compared to 2007) and Revenues from ICT services (an increase of €115 million in 2008 compared to 2007);

•

the positive change in National Wholesale Revenues, despite a significant reduction in regulated prices, owing to the portion of access services by alternative operators to the Telecom Italia network (Unbundling of the Local Loop, Wholesale Line Rental, Bitstream, etc.) which grew compared to the prior year by €113 million. This change also made it possible to partly offset the negative trend of revenues from retail voice services;

•

the gradual reduction in certain negative effects caused by regulatory and contractual changes, such as the application of the “Bersani Decree”. These were related to top-up costs for mobile phones, the reduction in termination rates, the reduction in international roaming traffic rates within the EU and the above-mentioned change in prices relating to regulated bitstream wholesale services, unbundling and shared access, which during the year reduced revenues by approximately €830 million. This change, observed during the course of the year on a quarterly basis, reflected an impact of -€418 million in the first quarter which decreased to -€81 million in the fourth quarter.

The growth in revenues in the Brazil Business Unit from €4,990 million in 2007 to €5,208 million in 2008 was attributable to value-added services, growing by more than 30% (an increase of €105 million) compared to the prior year. This was evident in the increase of the TIM Web client base (BroadBand connectivity plans using mobile technology) which reached 425,000 at the end of the period, up 174% compared to year-end 2007.

❖	OTHER INCOME

Other income is detailed as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Late payment fees charged for telephone services	86	90	(4)
Recovery of costs, personnel and services rendered	59	58	1
Capital and operating grants	44	34	10
Damage compensation, penalties and sundry recoveries	68	44	24
Sundry income	99	180	(81)

Total	356	406	(50)

Sundry income referred to prior period income and expenses.

❖	OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)

EBITDA amounted to €11,367 million in 2008, a decrease of 2.6%, or €301 million compared to 2007. The decrease was mainly due to the negative impact on revenues attributable to the aforementioned regulatory and contractual changes.

As a percentage of revenues, EBITDA was 37.7% in 2008 (37.6% in 2007).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The table below sets forth, for the periods indicated, EBITDA and the percentage of EBITDA to revenues by Business Unit:

	Year ended December 31,
	2008		2007		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Domestic	9,998	88.0%	10,174	87.2%	(176)	(1.7)%
• % of Revenues	43.0%		42.0%		1.0
Brazil	1,217	10.7%	1,207	10.3%	10	0.8%
• % of Revenues	23.4%		24.2%		0.8
European BroadBand	245	2.2%	297	2.5%	(52)	(17.5)%
• % of Revenues	19.2%		25.8%		(6.6)
Media, Olivetti and Other Operations	(78)	(0.7)%	(5)	—	(73)	—
Adjustments and eliminations	(15)	(0.2)%	(5)		(10)	—

Total	11,367	100%	11,668	100%	(301)	(2.6)%

In 2008, on the cost side EBITDA was impacted by the following:

•

Acquisition of goods and services amounted to €13,876 million, a decrease of €379 million, or 2.7%, compared to 2007 (€14,255 million). The reduction in costs for the portion of revenues to be paid to other operators and for commercial expenses of the Domestic Business Unit were partly offset by an increase in the interconnection costs of the European BroadBand and Brazil Business Units.

In detail:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Purchase of raw materials and merchandise	2,720	2,635	85
Portion of revenues due to other TLC operators and interconnection costs	5,450	5,850	(400)
Commercial and advertising costs	2,067	2,210	(143)
Power, maintenance and outsourced services	1,335	1,220	115
Rent and leases	606	595	11
Other service expenses	1,698	1,745	(47)

Total	13,876	14,255	(379)

The percentage of acquisition of goods and services to revenues was 46.0% in 2008, unchanged compared to 2007.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•	Employee benefits expenses

Details are as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Employee benefits expenses—Italian companies:
• Ordinary employee costs and benefits	3,474	3,544	(70)
• Expenses for early retirements agreements under Law 223/91	292	—	292
• Inclusion of Shared Service Center in scope of consolidation	44	11	33
• Profit bonuses accrued in 2006 and no longer due following agreements with the unions in June 2007	—	(79)	79
• Actuarial recalculation of the provision for employee severance indemnity (according to the law on supplementary pension benefits)	—	(59)	59

Total employee benefits expenses—Italian companies	3,810	3,417	393

Employee benefits expenses—foreign companies:
• Ordinary employee costs and benefits	406	390	16
• Entel Bolivia Group(*)	4	15	(11)

Total employee benefits expenses—foreign companies	410	405	5

Total employee benefits expenses	4,220	3,822	398

(*)	Excluded from the scope of consolidation in the second quarter of 2008.

The decrease of €70 million in the Italian component of ordinary employee benefit expenses was mainly due to lower expenses for termination benefit incentives (-€87 million) and lower costs arising from the reduction in the average number of the salaried workforce (-1,746 compared to 2007, excluding 460 employees as a result of the inclusion of Shared Service Center in the scope of consolidation). The reduction was offset by the continuing effect of the increase in the minimum labor contract terms of October 2007 and June 2008 established by the July 31, 2007 TLC collective national labor contract, for the two economic years 2007 and 2008.

The expenses for early retirement agreements under Law 223/91 included €287 million for the Domestic Business Unit (€283 million for Telecom Italia S.p.A. and €4 million for Telecom Italia Sparkle) and €5 million for the Olivetti Business Unit. The agreements with the labor unions were signed on September 19, 2008 for Telecom Italia S.p.A., October 28, 2008 for Telecom Italia Sparkle and December 11, 2008 for Olivetti S.p.A. and Olivetti I-Jet.

With respect to the foreign companies, ordinary employee benefits expenses were affected by an increase in the number of the workforce at the Brazil Business Unit and at BBNed (European BroadBand).

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2008	2007	Changes
	(equivalent number)
Average salaried workforce—Italy(1)	63,145	64,431	(1,286)
Average salaried workforce—Foreign(2)	12,883	13,847	(964)

Total average salaried workforce	76,028	78,278	(2,250)
Non-current assets held for sale—Foreign	757	1,350	(593)

Total average salaried workforce—including Non-current assets held for sale	76,785	79,628	(2,843)

(1)	The change from 2007 includes the addition of Shared Service Center’s average headcount of 460 employees.

(2)	The change from 2007 includes the deduction of Entel Bolivia group’s average headcount of 1,381 employees.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Group’s employees at December 31, 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007	Changes
	(units)
Employees—Italy	64,242	66,951	(2,709)
Employees—Foreign	13,583	15,118	(1,535)

Total Employees—excluding Non-current assets held for sale(1)	77,825	82,069	(4,244)
Non-current assets held for sale	—	1,360	(1,360)

Total Employees—including Non-current assets held for sale	77,825	83,429	(5,604)

(1)	Includes employees with temp work contracts: 1,075 at December 31, 2008 and 1,969 at December 31, 2007.

The Group employee levels fell by 4,244 from year-end 2007 mainly due to a 2,674 employee decrease at Telecom Italia S.p.A., corresponding to more than 50% of the target in the efficiency plan presented by the Executive Committee on June 4, 2008.

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Impairments for bad debts and expenses connected with non-financial receivables management	744	951	(207)
Provision charges	82	323	(241)
Telecommunications operating fees and charges	315	283	32
Taxes on revenues of Brazilian companies	282	266	16
Indirect duties and taxes	139	155	(16)
Penalties, compensation and administrative sanctions	63	60	3
Association dues and fees, donations, scholarships and traineeships	26	25	1
Sundry expenses	45	168	(123)

Total	1,696	2,231	(535)

In 2008, impairments for bad debts and expenses connected with non-financial receivables management included €402 million attributable to the Domestic Business Unit (€652 million in 2007), €280 million to the Brazil Business Unit (€268 million in 2007) and €59 million to the European BroadBand Business Unit (€25 million in 2007). Charges for accruals made in 2008 in connection with receivables management took into account both the assessment of credit risks on consumer and business customers arising from the recent change in the macroeconomic scenario and the steps taken to recover receivables. Impairments for bad debts and expenses connected with non-financial receivables management were higher in 2007 despite the worsening economic climate in 2008 due to certain one-off charges and regulatory developments.

In 2008, provision charges, recognized mainly for pending disputes, included €39 million referring to the Domestic Business Unit (€287 million in 2007, recorded in respect of negative developments in disputes of a regulatory nature with other fixed-line and mobile telephone operators) and €36 million to the Brazil Business Unit (€18 million in 2007).

Sundry expenses referred to prior period income and expenses.

❖	DEPRECIATION AND AMORTIZATION, GAINS (LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

•

Depreciation and amortization, amounted to €5,906 million (€5,674 million in 2007), an increase of €232 million, of which €148 million related to the amortization of intangible assets and €84 million to the depreciation of tangible assets.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The increase in amortization reflects the development of European BroadBand and the amortization charge related to capitalized Subscriber Acquisition Costs (“SAC”) for sales plans. The increase in depreciation is mainly due, in the Domestic Business Unit, to the shift in the capital expenditure mix to assets with a shorter life and also the full effect in 2008 of the depreciation charge on tangible assets capitalized in 2007.

•

Gains on disposals of non-current assets, amounted to €35 million (€5 million in 2007) and included €9 million on the disposal of the Pay-per-View business segment by Telecom Italia Media in addition to other net gains mainly on the sale of properties.

•

Impairment losses on non-current assets, amounted to €33 million in 2008 (€44 million in 2007), largely due to the writedown of €21 million on the goodwill originally recognized on the acquisition of the AOL group companies in Germany. The writedown was effected after tax benefits were recorded in 2008 that had not been accounted for at the date of acquisition, since the assumptions for their recognition were believed not to exist at that time.

The impairment test for the cash-generating units of the Telecom Italia Group indicated that the recoverable amounts exceeded the carrying amounts, therefore no impairment losses were recognized on goodwill.

❖	OPERATING PROFIT

Operating profit was €5,463 million in 2008, a reduction of €492 million compared to 2007 (-8.3%). As a percentage of revenues, operating profit was 18.1% in 2008 (19.2% in 2007).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
ETECSA.	53	49	4
Sofora Telecomunicaciones S.A.	24	25	(1)
Tiglio I and Tiglio II	(7)	11	(18)
Other investments	(6)	1	(7)

Total	64	86	(22)

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.6 Other Telecom Italia Group Operations”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Dividends from Other investments.	3	7	(4)
Net gains on disposals of Other investments	2	462	(460)
Writedown of Other investments	(1)	(2)	1

Total	4	467	(463)

In 2007, the net gains on disposals of Other investments included, in particular, the gain on the disposal of the entire stakes held in Oger Telecom (€86 million), Capitalia (€38 million), Mediobanca (€109 million), Solpart Participações (€201 million) and Brasil Telecom Participações (€27 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Fair value measurement of call options for 50% of Sofora Telecomunicaciones share capital.	(190)	70	(260)
Income on bond buybacks	62	—	62
Early termination of cash flow hedge derivatives	19	55	(36)
Writedown taken on Lehman Brothers	(58)	—	(58)
Net finance expenses, fair value adjustments of derivatives and other items	(2,467)	(2,309)	(158)

Total	(2,634)	(2,184)	(450)

With regard to the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., it should be noted that when Lehman Brothers Holding Inc. announced that it had begun bankruptcy proceedings, the Telecom Italia Group had derivative transactions hedging financial risks on existing financial payables with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. that were guaranteed by Lehman Brothers Holding Inc..

After the announcement, the Telecom Italia Group initiated legal action aimed at the early termination of those transactions and to recover the receivable. As a consequence of that action, since the Telecom Italia Group had a receivable with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., it wrote down that receivable to estimated realizable value in a total amount of €58 million.

The increase of €158 million in net finance expenses, fair value adjustments of derivatives and other items includes €70 million due to the effect of higher interest rates and the change in debt exposure, €36 million for fair value adjustments of derivatives qualifying and not qualifying for hedge accounting, expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit (€32 million) and other minor items.

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense amounted to €653 million and decreased by €1,030 million compared to 2007. The reduction was mainly due to the following:

•

lower tax rates applied in calculating the current income tax in Italy: the IRES tax rate was reduced from 33% to 27.5% and the IRAP tax rate from 4.25% to 3.90% compared to 2007, with a total benefit to the Parent, Telecom Italia, of €137 million;

•

deferred tax assets recorded by some Group companies which became recoverable starting in 2008 (approximately €90 million). The year 2007 had benefited from the net recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of subsidiaries residing in the European Union, for €96 million;

•

a net benefit of €515 million resulting from the difference between €1,048 million, arising mainly from the release to the income statement of deferred tax liabilities, and €533 million of substitute tax. For further details please see “Note-Income tax expense”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report;

•	lower taxable income.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

The loss from Discontinued operations/Non-current assets held for sale was €29 million (a loss of €186 million in 2007) and mainly includes the following:

•	the negative contribution of Liberty Surf group up to the date of its disposal for -€188 million (-€222 million for the full-year 2007);

•	the gain of €160 million, net of transaction costs, for the August 26, 2008 sale of the entire investment held in Liberty Surf Group S.A.S. (the holding company for BroadBand activities in France).

In 2007, the loss of €222 million related to the Liberty Surf group was partially offset in the amount of €36 million by the release of a provision net of additional accruals to the provision and expenses connected with sales transactions which took place in prior years.

5.3.6    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2007

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	23,268	24,220	(952)	(3.9)%
EBITDA	9,998	10,174	(176)	(1.7)%
• % of Revenues	43.0%	42.0%
Operating profit	5,444	5,751	(307)	(5.3)%
• % of Revenues	23.4%	23.7%
Capital expenditures	3,658	4,064	(406)	(10.0)%
Employees at year-end (units)	61,816	64,362	(2,546)	(4.0)%

Revenues decreased by €952 million, or 3.9%, from €24,220 million in 2007 to €23,268 million in 2008.

The following table sets forth, for the periods indicated, the various components of the Business Unit’s revenues.

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Fixed Telecommunications	15,000	15,727	(727)	(4.6)%
Mobile Telecommunications	9,729	9,922	(193)	(1.9)%
Eliminations and central functions contribution	(1,461)	(1,429)	(32)

Revenues	23,268	24,220	(952)	(3.9)%

An analysis of the main components of the Business Unit’s revenues is as follows:

•

Revenues from Fixed Telecommunications in 2008 amounted to €15,000 million a decrease of €727 million compared to 2007 (-4.6%). Despite the overall decrease there was an improving trend during 2008 which was evident in the fourth quarter of 2008 where revenues decreased only 2.3% compared to the corresponding quarter of 2007. This was mainly due to the decreasing impact of regulatory and legal changes which affected revenues in the later half of 2007 and in 2008. The following chart shows the trend of revenues in the major business areas.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The performance of the major business areas was as follows:

Retail voice

	Year ended December 31,
	2008		2007		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Traffic	3,118	41.4%	3,524	42.2%	(406)	(11.5)%
Access	3,668	48.7%	3,938	47.1%	(270)	(6.9)%
VAS	257	3.4%	357	4.3%	(100)	(28.0)%
Telephony Products	486	6.5%	539	6.4%	(53)	(9.8)%

Total Retail voice	7,529	100.0%	8,358	100.0%	(829)	(9.9)%

Retail voice revenues showed a normal contraction in the customer base and traffic volumes due to the competitive environment in which the company operates. In 2008, the number of Telecom Italia physical access lines fell by approximately 1.9 million compared to year-end 2007 (-10%). This was partly prompted by the availability, starting from 2008, of new access solutions to the Telecom Italia network (Wholesale Line Rental) typically targeting customers who had previously migrated their telephone traffic to alternative operators using non-infrastructure solutions such as carrier selection and pre-selection. The impact in terms of lower access revenues (-€ 270 million), for the domestic business, was partly compensated by the growth of national wholesale services.

The national market, following the international trend, continues its migration from fixed-mobile to mobile-mobile solutions. This, in fact, accounts for more than 50% of the total contraction in traffic revenues (-€406 million).

In addition to the market changes above, retail voice revenues were also affected during the year by the following:

•	the effect of the reduction in regulated fixed-mobile termination rates (approximately €100 million entirely offset by lower interconnection costs with mobile operators);

•	the discontinuance of some obligatory and voluntary Premium services which had a sharp impact on VAS revenues (a decrease of € 100 million compared to 2007).

Internet

	Year ended December 31,
	2008		2007		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
NarrowBand	60	3.7%	84	5.7%	(24)	(28.6)%
BroadBand	1,570	96.3%	1,384	94.3%	186	13.4%
of which content/portal	120	—	78	—	42	53.8%

Total Internet	1,630	100.0%	1,468	100.0%	162	11.0%

The total domestic retail BroadBand access portfolio grew by 327,000 from year-end 2007 to 6.8 million at year-end 2008. Within the scope of this expansion of the customer base and consistent with the value strategy followed by the Company for the entire year, Flat-rate packages now account for 77% of the total retail BroadBand customer portfolio, up 677,000 from year-end 2007. The VoIP customer portfolio reached approximately 2 million accesses and stands at 30% of total retail BroadBand accesses. IPTV expansion continues on the Consumer market (the portfolio is now at 329,000 customers, +249,000 compared to year-end 2007), while offers and web activities are being developed through the Virgilio/Alice portal.

The above sales actions led to a growth in BroadBand revenues of 13.4% (an increase of €186 million).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Data Business

	Year ended December 31,
	2008		2007		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Leased lines	198	11.5%	239	14.3%	(41)	(17.2)%
Traditional TD	71	4.1%	71	4.2%	—	—
Innovative TD	480	27.9%	510	30.5%	(30)	(5.9)%
Data Products	211	12.3%	208	12.4%	3	1.4%
ICT Services	760	44.2%	645	38.6%	115	17.9%

Total Data Business	1,720	100.0%	1,673	100.0%	47	2.8%

Revenues for the Data Business rose by €47 million (+2.8%) from 2007. This increase reflected the company’s ability to counter the contraction in data transmission and connectivity services supplied to companies with the development of revenues from ICT services which increased by €115 million (17.9%, of which 22% growth is from services, accounting for 59% of revenues mix) due to specific turn-key offers for the Corporate and SME segment.

Wholesale

	Year ended December 31,
	2008		2007		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
National Wholesale	2,448	64.9%	2,374	62.7%	74	3.1%
International Wholesale	1,323	35.1%	1,412	37.3%	(89)	(6.3)%

Total Wholesale	3,771	100.0%	3,786	100.0%	(15)	(0.4)%

Despite the effect of lower traffic (-€39 million), revenues from national Wholesale, on the whole, rose by €74 million (+3.1%) over the prior year.

The customer portfolio of Telecom Italia’s Wholesale division reached approximately 5 million accesses for telephone services and 1.3 million for BroadBand services at year-end 2008. Such dynamics generated a positive impact on the national wholesale business which recorded, compared to the correlated revenues from access services to the Telecom Italia network, an increase of €113 million, taking into account the impact of the reduction in regulated prices of approximately €85 million as described above.

In international Wholesale services where the Telecom Italia Group operates through Telecom Italia Sparkle and its subsidiaries, revenues fell by €89 million (-6.3%) compared to 2007. The reduction is entirely due to lower transit revenues generated by the termination of some contracts beginning in the second quarter of 2007 (producing a total impact of €166 million). Excluding this element, revenues continue to expand and confirm the positive trend of past years.

•	Revenues from Mobile Telecommunications for 2008 amounted to €9,729 million, a decrease of €193 million compared to 2007.

In particular:

–

Outgoing voice revenues were €4,965 million in 2008, a reduction of €276 million (-5.3%) from 2007, mainly due to the continuing impact of certain regulations, including in particular the “Bersani Decree”. In the fourth quarter, a consumer customer rate repricing policy brought the quarter’s performance in line with the same quarter of the prior year (€1,248 million, an increase of €1 million compared to 2007).

–	Incoming voice revenues were €1,356 million in 2008, a decline of €158 million (-10.4%) compared to 2007 due to the reduction in mobile termination prices (-12% compared to 2007).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

–

Value-added Services revenues amounted to €2,173 million in 2008 and grew by 12.7% compared to 2007. Such growth was boosted by the steady increase in BroadBand customers (“web BroadBand active users”) which rose by 1.4 million to 2.6 million users at year-end 2008.

This led to an increase in interactive VAS service revenues of more than 30% (+€263 million) which entirely accounts for the above revenue growth over the prior year. Traditional VAS revenues (messaging) are basically in line with the prior year.

The growing contribution of these services was evidenced by the percentage of VAS revenues to all service revenues which for 2008 were approximately 25% (22% in 2007).

–

Handset sale revenues were €860 million in 2008, an increase of €86 million compared to 2007. Although the overall quantity of handsets sold decreased, the growth in revenues was achieved by improving the product mix with handsets in the high-end range (3G, Netbooks and Internet Keys which accounted for more than 60% of handset volume sales in 2008) leading to higher average prices (+24%). This policy was a key factor in contributing to raising innovative VAS penetration.

EBITDA amounted to €9,998 million and was €176 million lower than in 2007. The EBITDA margin was 43.0% (up 1.0 percentage points against the prior year).

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totaled €9,644 million, a reduction of €571 million (-5.6%) compared to 2007. The change is mainly due to a decrease in the amount to be paid to other operators following the reduction in the termination rates of voice calls on the networks of other operators from fixed-line and mobile networks and a decrease in International Wholesale transits due to the termination of some contracts beginning in the second quarter of 2007. It should be noted that interconnection costs in 2007 were also affected by the resolution of disputes of a regulatory nature with other operators;

•	employee benefits expenses are detailed as follows:

	Year ended December 31,
	2008	2007	Changes
	(millions of Euro)
Employee benefits expenses at payroll:
• Ordinary employee benefits	3,351	3,412	(61)
• Telecom Italia S.p.A. starting costs for early retirement agreements under Law 223/1991	287	—	287
• Profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007	—	(79)	79
• Actuarial calculation for employee benefits regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits	—	(51)	51

Total employee benefits expenses	3,638	3,282	356

Excluding, in 2008, the expenses connected with early retirement agreements under Law 223/1991 and, in the prior year, the benefits associated with the profit bonus and the actuarial recalculation of employee severance indemnity, employee benefits expenses decreased by €61 million. The reduction is due to the reduction in the average headcount which is partly offset by higher costs connected with contractual minimum salary increases;

•

other operating expenses amounted to €725 million (€1,338 million in 2007). The change is mainly due to lower writedowns and expenses connected with receivables management (-€ 251 million) and lower charges for accruals to provisions (-€248 million) associated with the costs for disputes of a regulatory nature with other operators which arose in the last few months of 2007.

The accruals for receivables management set aside in 2008 take into account the assessment of credit risks with consumer and business customers arising from recent changes in the macroeconomic environment and also measures to recover receivables put into place in the fixed-line area.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

In 2007, accruals were higher despite the worsening economic conditions in 2008 due to provisions stemming from unfavorable developments relating to disputes of a regulatory nature with other fixed-line and mobile telephony operators and also accruals in connection with the management of overdue receivables from mobile customers with postpaid contracts and non-performing receivables from fixed-line customers with whom contractual relations had been terminated; higher expenses were also recorded for the management of receivables following settlement agreements with other operators.

Operating profit decreased by €307 million in 2008, or 5.3%, from €5,751 million in 2007 to €5,444 million in 2008, with the percentage of operating profit to revenues at 23.4% (23.7% in 2007). Operating profit performance was hurt, apart from the factors commented under EBITDA, by higher depreciation and amortization charges (+€171 million), of which €81 million refers to the amortization of intangible assets and €90 million to the depreciation of tangible assets. That negative effect was partly offset by the increase in the net balance of gains (losses) on disposals of non-current assets (+€15 million).

* * *

Capital expenditures were €3,658 million in 2008 compared to €4,064 million in 2007, a decrease of €406 million, or 10.0%. The percentage of capital expenditures to revenues is equal to 15.7% (16.8% in 2007). In particular:

•

Capital expenditures for fixed-line telecommunications were €2,500 million (a decrease of €220 million compared to 2007) and were principally earmarked for BroadBand development and new services (overall approximately 41% of total fixed-line investments) and the upgrading of the network and information systems (approximately 40%). The remaining capital expenditures were directed to the consolidation of traditional services and meeting regulatory provisions and the law.

As for BroadBand development and new services, the most important commitment continues to be ADSL Alice, with access speeds up to 20 Mbps, linked also to the IPTV service offering.

Capital expenditures also include work to develop the new access platform in fiber optics (Next Generation Network 2 or NGN2) to provide very high speed services. Telecom Italia’s network is already able to serve a potential pool of approximately 7 million customers with IPTV services.

Other capital expenditures were allocated to telephone and data networks and operating and support systems for commercial activities. These include the Next Data Center Generation project geared to optimizing the Data Center server structure and support Information Technology packages aimed at companies.

•

Capital expenditures for mobile telecommunications amounted to €989 million (a decrease of €150 million compared to 2007). Approximately 32% was for handset packages, using contracts that are usually for two years, aimed at increasing customer loyalty. Along with traditional cell phones and the more sophisticated palm handheld devices, more plans are increasingly being offered with devices boosting the use of the Internet via the mobile network (from simple USB port keys to portable computers).

The development of the UMTS and HSDPA third-generation network (approximately 20% of mobile capital expenditures including the core network) is aimed at increasing coverage for high-speed Internet (up to 7 Mbps) and transmission of multimedia content.

Actions taken to extend the range of services offered to customers are also important (MTV mobile plans addressed to the youth market, Family solutions, Home Zone and Milleuna TIM etc.) and entailed capital expenditures equal to approximately 14% of total mobile investments.

The remaining amount of capital expenditures is being allocated to the network platform (approximately 11%) primarily to upgrade software in exchange centers, the development of information systems (approximately 17%) to support the acquisition, caring and after-sales phases and the traditional GSM services platform (approximately 6%).

Employees were 61,816, with a reduction of 2,546 compared to December 31, 2007, and included 638 people with temp work contracts (1,278 at December 31, 2007).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2008	2007	2008	2007	Changes
			(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)		(millions of BRL, except percentages and employees)
Revenues	5,208	4,990	13,951	13,293	658	4.9%
EBITDA	1,217	1,207	3,259	3,214	45	1.4%
• % of Revenues	23.4	24.2	23.4	24.2
Operating profit	189	150	507	399	108	27.1%
• % of Revenues	3.6	3.0	3.6	3.0
Capital expenditures	1,348	865	3,612	2,305	1,307	56.7%
Employees at year-end (units)	10,285	10,030	10,285	10,030	255	2.5%

Revenues increased by BRL 658 million, or 4.9%, from BRL 13,293 million in 2007 to BRL 13,951 million in 2008, recording an increase in revenues from services of 6.1%, within which VAS revenues rose by 31% compared to 2007. The growth of the customer base, together with steady competitive pressure that featured promotions, especially Internet traffic packages, gradually diluted average monthly revenues per user, which remains the highest in the Brazilian market.

EBITDA increased by BRL 45 million in 2008, or 1.4%, from BRL 3,214 million in 2007 to BRL 3,259 million in 2008. The EBITDA margin was 23.4%, 0.8 percentage points lower than in 2007.

This result was achieved by a strict cost control policy as competition in the Brazilian market eroded prices and per unit service margins.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling BRL 8,107 million, increased by 8.3% compared to 2007 (BRL 7,487 million), mainly as a result of higher interconnection costs, due to the rise in traffic generated, and other selling costs;

•

employee benefit expenses, amounting to BRL 626 million, rose by BRL 31 million (+5.2%) from 2007 owing to an increase in the headcount where the average number went from 8,847 in 2007 to 9,240 in 2008. The percentage of employee benefit expenses to revenues is 4.5% in 2008, the same as of last year;

•

other operating expenses were BRL 2,381 million (BRL 2,185 million in 2007) and included taxes on revenues, indirect taxes and telecommunications operating fees (BRL 1,496 million in 2008 compared to BRL 1,387 million in 2007), writedowns and losses on receivables (BRL 749 million in 2008 compared to BRL 715 million in the prior year), mainly regarding the Televendita sales channel, and other charges for accruals and sundry items (BRL 136 million in 2008 compared to BRL 83 million in 2007).

Operating profit increased by BRL 108 million in 2008, or 27.1%, from BRL 399 million in 2007 to BRL 507 million in 2008, with the percentage of operating profit to revenues at 3.6% (3.0% in 2007). This result was due to a higher EBITDA and lower depreciation charges since the TDMA network is now completely depreciated.

* * *

Capital expenditures were BRL 3,612 million in 2008 compared to BRL 2,305 million in 2007, an increase of BRL 1,307 million, or 56.7%. This increase was due to the purchase of the 3G licenses (BRL 1,239 million), the growth of the customer base and investments in network infrastructures and third-generation IT.

On April 29, 2008, the contracts relating to the licenses for 3G services were signed. At that time, Tim Brasil paid 10% of the total value of the licenses acquired and paid the remaining 90% in December 2008.

The allotted licenses cost was BRL 1,325 million; their present value was BRL 1,239 million and the difference of BRL 86 million was recorded in finance expenses.

Employees at December 31, 2008 were 10,285, up 2.5% compared to December 31, 2007 (10,030).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	EUROPEAN BROADBAND

Starting from January 1, 2008, the Liberty Surf group was treated as Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. Data relating to 2007 for comparison purposes has been restated.

The following table sets forth, for the periods indicated, certain financial and other data for the BroadBand Business Unit.

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	1,274	1,151	123	10.7%
EBITDA	245	297	(52)	(17.5)%
• % of Revenues	19.2	25.8
Operating profit (loss)	(30)	122	(152)
• % of Revenues	(2.4)	10.6
Capital expenditures	352	358	(6)	(1.7)%
Employees at year-end (units)	2,912	3,191	(279)	(8.7)%

GERMANY (HanseNet + TI Deutschland)

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	1,190	1,074	116	10.8%
EBITDA	238	281	(43)	(15.3)%
• % of Revenues	20.0	26.2
Operating profit (loss)	(13)	126	(139)	—
• % of Revenues	(1.1)	11.7
Capital expenditures	327	344	(17)	(4.9)%

THE NETHERLANDS (BBNed)

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	84	77	7	9.1%
EBITDA	7	16	(9)	(56.3)%
• % of Revenues	8.3	20.8
Operating profit (loss)	(17)	(4)	(13)	—
• % of Revenues	(20.2)	(5.2)
Capital expenditures	25	14	11	78.6%

Revenues amounted to €1,274 million, an increase of €123 million (+10.7%) compared to 2007. The BroadBand customer portfolio at December 31, 2008 exceeded 2.5 million accesses, comparable to 2007. The Narrowband portfolio, at December 31, 2008, was 0.5 million accesses compared to 0.7 million at December 31, 2007.

Revenues from business operations conducted in Germany were €1,190 million, an increase of 10.8% compared to 2007 (+€ 116 million). The BroadBand customer portfolio in Germany was 2.3 million at December 31, 2008, a number that is stable compared to December 31, 2007.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The Netherlands contributed €84 million to revenues, €7 million higher than in 2007 (+9.1%). The customer portfolio of approximately 166,000 was approximately 22,000 lower than on December 31, 2007 owing to the loss of lines in ADSL Wholesale (-38,000), Fiber and Voice Wholesale (-24,000), which was partly offset by the growth of ADSL connections in the Retail area (+40,000).

EBITDA was €245 million, a decrease of €52 million (-17.5%) compared to 2007. The EBITDA margin was 19.2% against 25.8% in the prior year.

Changes in costs are due to the following:

•

acquisition of goods and services, totaling €886 million, increased by 19.4% compared to 2007 (+€144 million) mainly as a consequence of the growth of the business (particularly interconnection costs with other operators and those associated with the acquisition of new customers) and in part due to the change in the scope of consolidation due to the acquisition of the AOL companies in Germany in March 2007;

•	employee benefits expenses amounted to €130 million and increased by €4 million compared to 2007 (+3.2%);

•

other operating expenses of €59 million rose by €31 million compared to 2007 mainly as a result of higher accruals to the provision for bad debts owing to the need for higher coverage of Hansenet overdue receivables.

Operating profit (loss) was a loss of €30 million in 2008; in 2007 it was a profit of €122 million.

In addition to the decline in EBITDA, the reduction in operating profit was due to the considerable increase in depreciation and amortization charges (+€79 million) attributable to the significant investments in network infrastructure and information support systems made between the end of 2007 and the beginning of 2008 and also to costs incurred to acquire customers for rate plans that bind the customer to a two-year contract.

* * *

Capital expenditures amounted to €352 million, down by €6 million compared to 2007.

Employees were 2,912 at December 31, 2008, with a reduction of 279 compared to December 31, 2007, and includes 354 people with temp work contracts (609 at December 31, 2007).

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	287	263	24	9.1%
EBITDA	(59)	(55)	(4)	(7.3)%
• % of Revenues	(20.6)	(20.9)
Operating profit (loss)	(113)	(117)	4	3.4%
• % of Revenues	(39.4)	(44.5)
Capital expenditures	50	69	(19)	(27.5)%
Employees at year-end (units)	967	1,016	(49)	(4.8)%

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment realizing a consolidated gain, net of transaction costs, of €9 million, with a proceed of €16 million.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The table below sets out the main operating data of the segment sold for the periods indicated.

	Year ended December 31,
	1.1 – 11.30 2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	71	57	14	24.6%
EBITDA	(16)	(12)	(4)	(33.3)%
• % of Revenues	(22.5)	(21.1)
Operating profit (loss)	(18)	(13)	(5)	(38.5)%
• % of Revenues	(25.4)	(22.8)

Restated data for 2008 and 2007 are reported below and excludes the results of the segment sold.

	Year ended December 31,
	2008 restated	2007 restated	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	224	215	9	4.2%
EBITDA	(43)	(44)	1	2.3%
• % of Revenues	(19.2)	(20.5)
Operating profit (loss)	(104)	(104)	—	—
• % of Revenues	(46.4)	(48.4)
Capital expenditures	49	67	(18)	(26.9)%
Employees at year-end (units)	967	992	(25)	(2.5)%

Revenues were €224 million, an increase of 4.2% compared to €215 million in 2007. The increase in revenues was attributable to:

•

revenues from the Free to Air analog business area of €154 million, down €6 million (-3.9%) compared to 2007. Lower revenues from advertising sales (-€ 13 million, of which -€5 million related to La7 and -€8 million to MTV), were partly compensated by the increase in the production of content and events sold to third parties (+€7 million);

•

revenues from Multimedia operations were €44 million and grew by 40.3% (+€13 million) compared to 2007 (€31 million). This change was due to an increase in the contribution by the Content Competence Center operations for Telecom Italia (+€5 million), the launch of MTV Mobile in 2008 (+€7 million) and higher revenues from the broadcasting of five Satellite Channels on Sky (compared to three in 2007);

•

revenues from Digital Terrestrial operations were €17 million, compared to €14 million in 2007 (+16.9%). Higher sales from the lease of digital band by the Network Operator contributed to this performance;

•	revenues from the New business area were €10 million, up 1.0% over 2007.

EBITDA in 2008 was a negative €43 million, compared to a negative €44 million in 2007 and recorded a positive change of €1 million (+2.3%). In particular:

•

EBITDA of Free to Air analog business area was a negative €40 million, up by €9 million compared to 2007 (-€31 million). La7 Free to Air operations contributed €4 million to that change. The previously described contraction in advertising revenues was more than offset (€1 million) by decisive action taken to cut operating costs. However, expenses for organizational restructuring costs had an impact on EBITDA of € 6 million, including the costs to reach a settlement on the dispute with La7 journalists which will have considerable positive repercussions in the next two years. The change in the contribution to EBITDA by MTV compared to 2007 (-€5 million) is almost entirely due to the decline in advertising sales, which was only partly compensated by a reduction in costs and includes €1 million of organizational restructuring expenses;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•

besides the aforementioned increase in sales, Digital Terrestrial operations reported an improvement in EBITDA of €3 million compared to 2007, due to a reduction in costs attributable to a more efficient management of operations (€1 million);

•	the Multimedia operations improved its EBITDA by €7 million over the prior year, from €11 million in 2007 to €18 million in 2008;

•	the News business area posted a negative EBITDA of €7 million in 2008 compared to a negative €6 million in 2007. The change of €1 million is entirely due to organizational restructuring expenses.

Operating profit (loss) was a loss of €104 million as in 2007. This result was due not only to the change in EBITDA of €1 million, as described above, but also to higher amortization charges of La7 and MTV Italy television rights (+€4 million) offset by lower depreciation charges as a result of extending the useful life of Digital Terrestrial infrastructures (-€3 million) following amendments to the law in the second half of 2008: in fact, on August 4, 2008, an amendment to the law extended the useful life of digital frequencies from June 30, 2018 to December 31, 2028.

* * *

Capital expenditures were €49 million (€67 million in 2007). They mainly refer to investments in the Television area and include the acquisition of infrastructures for the development of the Digital Terrestrial network (€10 million) and the acquisition of television rights extending beyond one year (€27 million). In 2007, capital expenditures included €17 million for the acquisition of frequencies in the Sicily region.

Employees at December 31, 2008 were 967, with a reduction of 25 compared to December 31, 2007 and includes 78 people with temp work contracts (70 at December 31, 2007).

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2008	2007	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	352	408	(56)	13.7%
EBITDA	(30)	(44)	14	31.8%
• % of Revenues	(8.5)	(10.8)
Operating profit (loss)	(37)	(66)	29	43.9%
• % of Revenues	(10.5)	(16.2)
Capital expenditures	3	8	(5)	(62.5)%
Employees at year-end (units)	1,194	1,279	(85)	(6.6)%

Revenues were €352 million in 2008, a decrease of €56 million compared to 2007.

In 2008, there was a significant reduction in the sales of faxes using ink-jet technology and related accessories, as a direct consequence of the installation of fewer faxes. Following the decision to suspend the development and manufacture of multifunctional ink-jet products, sales decreased considerably, despite the supply contract with an important foreign customer which sustained sales in the first six months of 2008. Printers for banking teller applications, although hurt by a reduction in prices due to the weakness of the U.S. dollar against the euro, basically held firm in terms of volumes.

The improvement in the results reached in the Italian market is due to the supply of 11,000 counter printers to Poste Italiane S.p.A. and the growing importance of the volumes of fiscal cash registers.

Professional products for the office, copiers and related accessories decreased significantly compared to 2007 in the black and white copy segment, in quantity (-22%) and in average prices (-10% on the medium/high range models), which were only partly offset by higher volumes in the color laser copier segment (+10% in quantity).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

During the last part of the year, an important project was begun in collaboration with Telecom Italia for the supply of terminals specialized for payments and services at tobacconist’s shops in Italy.

EBITDA was a negative €30 million in 2008. This was an improvement of €14 million compared to 2007 (negative €44 million) due to a recovery on fixed costs which more than compensated for the deterioration in sales.

EBITDA was also affected by employee benefits expenses of €5 million in connection with expenses linked to the early retirement agreement under Law 223/91 signed with the labor unions on December 11, 2008, charges for accruals and expenses for termination benefit incentives owing to a reorganization of foreign commercial subsidiaries and charges for accruals for manager termination benefit incentives.

Operating loss was €37 million, an improvement of €29 million compared to 2007 (a loss of €66 million).

* * *

Capital expenditures amounted to €3 million, with a decrease of €5 million compared to 2007.

Employees were 1,194 (1,088 in Italy and 106 abroad) at December 31, 2008 compared to 1,279 (1,143 in Italy and 136 abroad) at December 31, 2007.

5.3.7    YEAR ENDED DECEMBER 31, 2007 COMPARED WITH YEAR ENDED DECEMBER 31, 2006

In 2007, profit attributable to equity holders of the Parent was €2,448 million (profit for the year including Minority Interest was €2,455 million), compared to consolidated profit attributable to equity holders of the Parent of €3,014 million (profit for the year including Minority Interest was €3,003 million) in 2006.

The following chart summarizes the main items which had an impact on the profit attributable to equity holders of the Parent in 2007:

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	REVENUES

Revenues amounted to €31,013 million in 2007, a decrease of €24 million, or -0.1%, compared to €31,037 million in 2006.

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit and the percentage of their contributions to our consolidated revenues.

	Year ended December 31,
	2007		2006		Changes
	Gross Revenues(1)	% of Consolidated revenues	Gross Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of Euro, except percentages)
Domestic	24,220	78.1%	25,785	83.1%	(1,565)	(6.1)%
Brazil	4,990	16.1%	3,964	12.8%	1,026	25.9%
European BroadBand	1,151	3.7%	605	1.9%	546	90.2%
Media, Olivetti and Other Operations(2)	922	3.0%	881	2.8%	41	4.7%
Adjustments and eliminations	(270)	(0.9)%	(198)	(0.6)%	(72)	(36.4)%

Total	31,013	100.0%	31,037	100.0%	(24)	(0.1)%

(1)

Gross revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

In 2007, in particular, revenues for the Domestic Business Unit were adversely affected by the following regulatory changes:

•	reduction in the termination rates which occurred in the second half of 2006;

•	application of the “Bersani Decree” starting from March 2007;

•	rate adjustments for international roaming traffic within the EU, in accordance with European Commission rulings;

•

change, as a result of which, starting on January 1, 2007, pursuant to the Resolution 417/06/CONS by AGCom, relating to calls by customers to Non-Geographic Numbers (NGNs) of OLOs, Telecom Italia only provides invoicing services, no longer assuming the risk of insolvency on the relative receivables. Therefore, starting from that date, the revenues and related interconnection costs do not take into account the traffic generated by such calls, which in 2006 had been recognized as revenues with the recognition of the same amount of costs.

Overall, compared to 2006, as a result of these regulatory changes, revenues declined by €1,143 million.

In addition to the impact of the above:

•

in fixed telecommunications, the increase in Internet revenues as a result of the continuing and strong growth of BroadBand and national Wholesale services did not compensate for the reduction in Retail voice revenues. Such decrease, especially on fixed-mobile and domestic traffic, was due to the stronger migration of market volumes from fixed to mobile traffic as well as the reduction in termination rates and high penetration of flat offers. Data Business revenues were also down due to stronger competition on the Corporate client market and the revision of contract prices with the Public Administration. A decline was also recorded in international Wholesale services due to the reduction in transit revenues generated by the termination of some contracts;

•

in mobile telecommunications, there was a positive trend in value-added service revenues, particularly interactive services and mobile BroadBand, countered by the effects of the application of the new termination rates, the Bersani Decree and the adjustment of international roaming traffic rates.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The growth of the Brazil Business Unit was driven by the expansion of the customer base and the positive contribution of value-added services. In July 2006, regulatory changes occurred (abolition of the “Bill and Keep” rule) which also positively impacted 2007 revenues.

The European BroadBand Business Unit contributed to higher revenues in 2007 due to the positive growth of the customer portfolio in Germany.

❖	OTHER INCOME

Other income is detailed as follows:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Late payment fees charged for telephone services	90	91	(1)
Recovery of costs, personnel and services rendered	58	62	(4)
Capital and operating grants	34	42	(8)
Damage compensation, penalties and sundry recoveries	44	51	(7)
Sundry income	180	344	(164)

Total	406	590	(184)

❖	OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)

EBITDA was €11,668 million, a decrease of €1,277 million, or 9.9%, compared to €12,945 million in 2006. As a percentage of revenues, EBITDA was 37.6% in 2007 (41.7% in 2006).

The table below sets forth, for the periods indicated, EBITDA and the percentage of EBITDA to revenues by Business Unit:

	Year ended December 31,
	2007		2006		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Domestic	10,174	87.2%	11,893	91.9%	(1,719)	(14.5)%
% of revenues	42.0%		46.1%		(4.1)
Brazil	1,207	10.3%	950	7.3%	257	27.1%
% of revenues	24.2%		24.0%		0.2
European BroadBand	297	2.5%	176	1.3%	121	68.8%
% of revenues	25.8%		29.1%		(3.3)
Media, Olivetti and Other Operations	(5)	—	(67)	(0.5)%	62	92.5%
Adjustments and eliminations	(5)	—	(7)	—	2	28.6%

Total	11,668	100.0%	12,945	100.0%	(1,277)	(9.9)%

In 2007, on the cost side EBITDA was impacted by the following:

•

Acquisition of goods and services increased by €353 million, or 2.5%, from €13,902 million in 2006 to €14,255 million in 2007. This increase was mainly due to the expansion of BroadBand, higher interconnection costs as a result of the growth of traffic managed, as well as the increase in costs for the purchase of products and content.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Acquisition of goods and services included:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Purchase of raw materials and merchandise	2,635	2,582	53
Portion of revenues due to other TLC operators and interconnection costs	5,850	5,961	(111)
Commercial and advertising costs	2,210	2,032	178
Power, maintenance and outsourced services	1,220	1,107	113
Rent and leases	595	554	41
Other service expenses	1,745	1,666	79

Total	14,255	13,902	353

In 2007 the percentage of Acquisition of goods and services to revenues was 46.0% (44.8% in 2006).

•	Employee benefits expenses

Details are as follows:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Employee benefits expenses—Italian companies:
• Ordinary employee costs and benefits	3,544	3,336	208
• Inclusion of Shared Service Center in scope of consolidation	11	—	11
• Profit bonuses accrued in 2006 and no longer due following agreements with the unions in June 2007	(79)	79	(158)
• Actuarial recalculation of the provision for employee severance indemnity (according to the law on supplementary pension benefits)	(59)	—	(59)

Total employee benefits expenses—Italian companies	3,417	3,415	2

Employee benefits expenses—foreign companies:
• Ordinary employee costs and benefits	390	326	64
• Entel Bolivia group	15	—	15

Total employee benefits expenses—foreign companies	405	326	79

Total employee benefits	3,822	3,741	81

The increase relating to employees in Italy was impacted by higher new minimum contract terms (€80 million for the increase starting from October 2006 for the two-year economic period 2005/2006, as established by the December 3, 2005 Agreement for the telecommunications collective national labor agreement, and the increase starting from October 2007 for the two-year economic period 2007/2008, as established by the July 31, 2007 Agreement for the telecommunications collective national labor agreement), higher expenses for termination benefit incentives (€80 million) and the inclusion in the scope of consolidation of the company Shared Service Center. These increases were offset by decreases relating to the profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007 supporting the alignment of the profit bonus of the Parent, Telecom Italia, and other Group companies with the payment criteria established for ex-Tim Italia. Other factors which offset the increase were the positive effects on the actuarial calculation regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits (-€ 59 million) and a reduction in the average number of the salaried work force (2,262 people) of the Italian companies.

With respect to the foreign companies, ordinary benefits expenses were influenced in part by the inclusion of the AOL internet business in Germany.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

The Group’s average number of salaried workforce was as follows:

	Year ended December 31,
	2007	2006	Changes
	(Units)
Average salaried workforce—Italy	64,431	66,693	(2,262)
Average salaried workforce—Foreign(1)	13,847	11,959	1,888

Total average salaried workforce	78,278	78,652	(374)

Non-current assets held for sale—Foreign	1,350	1,620	(270)

Total average salaried workforce including Non-current assets held for sale	79,628	80,272	(644)

(1)	The change from 2006 includes the addition of AOL Germany’s average employees of 1,033 units.

Group employees at December 31, 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006	Changes
	(units)
Employees—Italy	66,951	68,823	(1,872)
Employees—Foreign	15,118	13,104	2,014

Total Employees—excluding Non-current assets held for sale(1)	82,069	81,927	142
Non current assets held for sale	1,360	1,282	78

Total Employees—including Non-current assets held for sale	83,429	83,209	220

(1)	Includes employees with temp work contracts: 1,969 at December 31, 2007 and 2,623 at December 31, 2006.

•	Other operating expenses

The table below sets forth, for the periods indicated, other operating expenses.

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Impairments for bad debts and expenses connected with non-financial receivables management	951	549	402
Provision charges	323	106	217
Telecommunications operating fees and charges	283	236	47
Taxes on revenues of Brazilian companies	266	222	44
Indirect duties and taxes	155	154	1
Penalties, compensation and administrative sanctions	60	—	60
Association dues and fees, donations, scholarships and traineeships	25	16	9
Sundry expenses	168	241	(73)

Total	2,231	1,524	707

The increase in Other operating expenses in 2007 compared to 2006 is mainly due to the Domestic Business Unit and, to a lesser degree, to the Brazil Business Unit.

The following were the most important factors:

•

higher impairments for bad debts relating to the management of overdue receivables from mobile telephone customers with post-paid type contracts and uncollectible receivables due from fixed telephone customers where the contracts had been terminated as well as higher expenses connected with the management of receivables regarding settlements with other operators;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•

higher provision charges recorded in respect of the negative development on disputes of a regulatory nature with other fixed and mobile telephone operators occurring during the last few months of the year as well as a fine levied on Telecom Italia by the Antitrust Authority in August 2007 for alleged unfair trade practices.

❖	DEPRECIATION AND AMORTIZATION, GAINS (LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

•	Depreciation and amortization increased by €281 million, or 5.2% from €5,393 million in 2006 to €5,674 million in 2007. In particular:

–

amortization of Intangible assets with a finite useful life increased by €179 million, or 8.4%, in 2007 mainly in connection with higher amortization charges on capitalized Subscriber Acquisition Costs (“SAC”) related to contracts with a minimum contractual period of 12 or 24 months which include an enforced termination penalty, as well as the effect of changes in exchange rates;

–

depreciation of tangible assets (owned and held under finance lease) increased by € 102 million, or 3.1%. The increase was mainly due to the higher capital expenditures for the development of infrastructure for the Domestic mobile business as well as the European BroadBand Business Unit.

•

Gains (losses) on disposals of non-current assets decreased by €100 million, from a net gain of €105 million in 2006 to a net gain of €5 million in 2007. Such item includes the release of a portion of the gain deferred at the time of the sale of properties to Tiglio II (€ 10 million), partly offset by net losses (€5 million). In 2006, this item included €135 million of gains, net of transaction costs, relating to the sale of properties to the closed-end real estate investment funds Raissa and Spazio Industriale, €27 million for the gain on the sale of the entire investment in Ruf Gestion, €33 million for the loss on the sale of the entire investment in Telecom Italia Learning Services, €9 million for the loss on the sale of the “Radio-maritime” business and €15 million of other net losses.

•

Impairment losses on non-current assets increased by €22 million, from €22 million in 2006 to €44 million in 2007, and included €22 million of writedowns on intangible assets and €22 million of writedowns on tangible assets referring to certain software projects and unutilized equipment mainly concentrated in the Domestic and Olivetti Business Units.

❖	OPERATING PROFIT

Operating profit decreased by €1,680 million, or 22%, from €7,635 million in 2006 to €5,955 million in 2007. As a percentage of revenues, operating profit was 19.2% in 2007 (24.6% in 2006).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
ETECSA.	49	47	2
Sofora Telecomunicaciones S.A.	25	3	22
Tiglio I e Tiglio II	11	(2)	13
Solpart Participações S.A.	—	1	(1)
Other investments	1	2	(1)

Total	86	51	35

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.6 Other Telecom Italia Group Operations”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Dividends from Other investments	7	19	(12)
Net gains on disposals of Other investments	462	221	241
Writedown of Other investments	(2)	(3)	1

Total	467	237	230

In 2007 other income (expenses) from investments included, in particular, the gain on the sale of the entire stakes held in Oger Telecom (€86 million), Capitalia (€38 million), Mediobanca (€109 million), Solpart Participações (€201 million) and Brasil Telecom Participações (€27 million).

In 2006, this item included, in particular, gains realized on the sale of the entire holding in Neuf Télécom (€148 million) and the sale of AVEA I.H.A.S. (€ 72 million).

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Fair value measurement of the call options for 50% of Sofora Telecomunicaciones share capital	70	30	40
Early termination of cash flow hedge derivatives	55	—	55
Net finance expenses, fair value adjustments of derivatives and other items	(2,309)	(2,230)	(79)

Total	(2,184)	(2,200)	16

Net finance income (expenses) was affected by the following factors:

•	the valuation at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones, resulting in a positive adjustment of €70 million in 2007 (€30 million in 2006);

•

the positive net effect (€55 million in 2007) of the closing of cash flow hedge derivatives following the early repayment of €1,500 million of the Term Loan for a total amount of €3,000 million due 2010.

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

Income tax expense for the year decreased by € 837 million, or 33.2%, from €2,520 million in 2006 to €1,683 million in 2007. This decrease was not only due to a decrease in taxable income but also to the tax benefit represented by the recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of subsidiaries residing in the European Union following the issue of Decree Law 10 dated February 15, 2007, converted with Law 46/2007, for a gross amount of €143 million; such gross benefit was reduced by the relevant tax effect of €47 million, which reduced the net positive impact to €96 million.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Loss from Discontinued operations/Non-current assets held for sale decreased by €14 million, from €200 million in 2006 to €186 million in 2007.

In 2007 such item included:

•	the negative contribution to consolidated results by Liberty Surf group, equal to €222 million;

•

the release to income of €40 million of the provision previously recorded in connection with the sale of Tim Hellas carried out in 2005 as well as provision charges and expenses in connection with transactions for sales which occurred in 2006 and in prior years.

In 2006, such item included, in particular, the negative contribution to consolidated results by Liberty Surf group, equal to €207 million.

5.3.8    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2007 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2006.

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	24,220	25,785	(1,565)	(6.1)%
EBITDA	10,174	11,893	(1,719)	(14.5)%
• % of Revenues	42.0	46.1
Operating profit	5,751	7,676	(1,925)	(25.1)%
• % of Revenues	23.7	29.8
Capital expenditures	4,064	3,894	170	4.4%
Employees at year-end (units)	64,362	66,835	(2,473)	(3.7)%

Revenues decreased by €1,565 million, or 6.1%, from €25,785 million in 2006 to €24,220 million in 2007.

In 2007, in particular revenues were affected by the following regulatory changes:

•	the reduction in the termination rates which occurred in the second half of 2006 (€209 million);

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

•

starting from January 1, 2007 and following a change in Regulations and agreement on new contracts with OLOs relating to calls by customers to NGNs of such OLOs, Telecom Italia no longer recognizes the revenues and related interconnection costs associated with the traffic generated by such calls, which in 2006 resulted in the recognition of revenues and costs of € 442 million.

In total, compared to the prior year, these changes (including the NGNs effect) amounted to €1,143 million.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

A breakdown of the various components of the Business Unit’s revenues are as follows:

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Fixed Telecommunications	15,727	16,988	(1,261)	(7.4)%
Mobile Telecommunications	9,922	10,210	(288)	(2.8)%
Eliminations and central functions contribution	(1,429)	(1,413)	(16)	(1.1)%

	24,220	25,785	(1,565)	(6.1)%

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from Fixed Telecommunications decreased by €1,261 million, or 7.4%, from €16,988 million in 2006 to €15,727 million in 2007.

The performance of the major business areas was as follows:

Retail voice

	Year ended December 31,
	2007		2006		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Traffic	3,524	42.2%	3,887	41.8%	(363)	(9.3)%
Access	3,938	47.1%	4,116	44.2%	(178)	(4.3)%
VAS	357	4.3%	606	6.5%	(249)	(41.1)%
Telephony Products	539	6.4%	699	7.5%	(160)	(22.9)%

Total Retail voice	8,358	100.0%	9,308	100.0%	(950)	(10.2)%

Revenues from Retail voice services were €8,358 million in 2007, a decrease of €950 million (10.2%) compared to 2006.

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

Internet

	Year ended December 31,
	2007		2006		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
NarrowBand	84	5.7%	280	18.5	(196)	(70.0)%
BroadBand	1,384	94.3%	1,231	81.5	153	12.4%
of which contents/portal	78		54		24

Total Internet	1,468	100.0%	1,511	100.0%	(43)	(2.8)%

Revenues from Internet, were €1,468 million in 2007, a decrease of €43 million (2.8%) compared to 2006.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Excluding the effect attributable to the above-mentioned changes relating to NGNs, the change would have been an increase in revenues of €128 million (9.6%) compared to 2006. The increase was due to the continuing strong growth of BroadBand and Content revenues which recorded increases of 11.1% and 44.4%, respectively, compared to 2006 (+€154 million in total).

The overall portfolio of BroadBand accesses on the domestic market reached 7.6 million customers, of which 6.4 million were Retail. The strategy encouraging the migration of customers to innovative BroadBand access solutions continued; these solutions allow the use of new-generation IP services and applications: in particular, Flat and Semiflat rate plans reached 64% of the entire Alice Consumer customer portfolio and the VoIP customer portfolio grew to 1.3 million accesses representing approximately 20% of total Retail BroadBand accesses. Expansion was also moving forward in IPTV services on the Consumer market and in the development of web content and services.

Data Business

	Year ended December 31,
	2007		2006		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
Leased lines	239	14.3%	273	15.7%	(34)	(12.5)%
Traditional TD	71	4.2%	164	9.4%	(93)	(56.7)%
Innovative TD	510	30.5%	482	27.6%	28	5.8%
Data Products	208	12.4%	223	12.8%	(15)	(6.7)%
ICT Services	645	38.6%	601	34.5%	44	7.3%

Total Data Business	1,673	100.0%	1,743	100.0%	(70)	(4.0)%

Revenues from the Data Business area, equal to €1,673 million in 2007, declined by €70 million (4.0%) compared 2006. The reduction was recorded almost entirely in the first quarter of 2007. This decline, due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration, is particularly evident in traditional Data Transmission services, ICT services, however, continued to register dynamic growth, increasing € 44 million (7.3%) compared to 2006, and BroadBand Data recorded an increase of €28 million compared to 2006, or 5.8%.

Wholesale

	Year ended December 31,
	2007		2006		Changes
	(a)%		(b)%		(a-b)%
	(millions of Euro, except percentages)
National Wholesale	2,374	62.7%	2,131	53.4%	243	11.4%
International Wholesale	1,412	37.3%	1,858	46.6%	(446)	(24.0)%

Total Wholesale	3,786	100.0%	3,989	100.0%	(203)	(5.1)%

Revenues from Wholesale services amounted to €3,786 million in 2007, an overall decrease of € 203 million (5.1%) compared to 2006.

Revenues from national wholesale services were €2,374 million an increase of €243 million (or 11.4%) compared to 2006. This was mainly attributable to regulated services (an increase of €127 million for the growth of unbundled lines) and wholesale data (an increase of €84 million due to the increase in the customer base of other operators). International wholesale services recorded revenues of €1,412 million in 2007, a decrease of €446 million, or 24.0%, compared to 2006 due to the decline in revenues from transit traffic previously generated by certain contracts which were terminated by Telecom Italia starting from the second quarter of 2007.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•	Revenues from Mobile Telecommunications, were €9,922 million in 2007, a decrease of 2.8% (a decrease of 2.7% in revenues from services).

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

In particular:

•	Outgoing voice revenues were €5,241 million in 2007 and decreased by €307 million, or 5.5%, compared to 2006.

•	Incoming voice revenues were €1,514 million in 2007 and decreased by €229 million, or 13.1%, compared to 2006.

•

Value-Added Services revenues continued to grow, totaling €1,928 million in 2007 in the retail segment. This represented an increase of 16.9% compared to 2006 and was attributable to continuing innovations in the offering concept and portfolio and greater penetration of interactive and mobile BroadBand services (revenues from national browsing +60%).

•	Handset sale revenues totaled €773 million in 2007, a decrease of €38 million (4.7%) compared to 2006 mainly due to continually decreasing average prices.

At December 31, 2007, the number of Telecom Italia mobile lines was 36.3 million (of which 6.1 million were UMTS, accounting for 16.8% of total lines), with a growth of 3.9 million compared to December 2006, and a steady market share at 40.3%.

EBITDA of the Domestic Business Unit was €10,174 million, a decrease of €1,719 million compared to 2006, with the percentage of EBITDA to revenues at 42.0% (46.1% in 2006). EBITDA was adversely impacted by the overall decline in revenues in all categories, as well as a total of €487 million due to the above-mentioned regulatory changes, of which:

•	€404 million was due to the elimination of top-up charges, net of the previously mentioned positive effect of flexibility for €226 million;

•	€54 million was due to the change in fixed-mobile termination rates; and

•	€29 million was due to the rate adjustment for international Roaming traffic within the EU in accordance with the decisions of the European Commission.

In 2007, on the cost side EBITDA was impacted by the following:

•

Acquisition of goods and services totaled €10,215 million and decreased by €534 million (-5.0%) compared to 2006. The decrease was mainly due to the reduction in the amount to be paid to other operators following the previously mentioned contractual changes relating to NGN and lower international Wholesale transit traffic. This effect was partially offset by the increase in the amount generated by changes in the termination rates of voice calls on the fixed and mobile networks of other operators. Added to that was the increases in the costs for the acquisition of equipment for resale, selling and advertising expenses, lease installments (property, circuits, use of satellite systems, etc.) as well as costs relating to the lease of radio base stations for mobile telephony and costs for the utilization of television rights.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

•	Employee benefits expenses, were €3,282 million in 2007, comparable to the €3,276 million in 2006.

	Year ended December 31,
	2007	2006	Changes
	(millions of Euro)
Employee benefits expenses at payroll:
• Ordinary employee benefits	3,412	3,197	215
• Profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007	(79)	79	(158)
• Actuarial calculation for employee benefits regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits	(51)	—	(51)

Total employee benefits expenses	3,282	3,276	6

Employee benefits expenses were €3,282 million, an amount basically in line with 2006 (an increase of €6 million). The positive effects from the profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007 supporting the alignment of the profit bonus of Telecom Italia with the payment criteria established for ex-Tim Italia, and the actuarial calculation for employee benefits regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits (-€51 million) were offset by higher costs for employee termination incentives (an increase of €82 million) and higher costs connected with the increase in the new minimum contract terms, from October 2006 for the two-year economic period 2005-2006 and from October 2007 for the two-year economic period 2007-2008.

•

Other operating expenses amounted to €1,338 million (an increase of €516 million compared to 2006). The increase was principally attributable to higher impairment losses and expenses connected with credit management (an increase of €287 million, arising from the increase in overdue mobile telephone receivables relating to post-paid contracts, the increase in receivables from fixed telephone customers where the contracts had been terminated and the settlements reached with other operators), higher accruals to provisions due to unfavorable developments occurring during the last months of the year regarding disputes of a regulatory nature with other operators and the fine levied on Telecom Italia by the Antitrust Authority in August 2007 for alleged unfair trade practices (an increase of € 201 million).

Operating profit decreased by €1,925 million in 2007, or 25.1%, from €7,676 million in 2006 to €5,751 million in 2007, with the percentage of Operating profit to revenues at 23.7% (29.8% in 2006).

In addition to the decline in operating profit attributable to the decline in revenues, operating profit performance was also adversely affected by the reduction in net gains on disposals of non-current assets of €96 million (2006 had benefited from gains on transactions for the sale of properties) and higher write-downs for €17 million mainly in reference to software projects and unutilized equipment and telephonic material in the process of being replaced with more technologically advanced equipment. Depreciation and amortization increased compared to 2006 by €93 million mainly due to depreciation taken on mobile telephony installations and amortization recorded on capitalized Subscriber Acquisition Costs relating to some specific sales plans for mobile telephony introduced in 2006, offset in part by the reduction in amortization charges on software.

* * *

Capital expenditures were €4,064 million (an increase of €170 million compared to 2006, or 4.4%). The percentage of capital expenditures to revenues was equal to 16.8% (15.1% in 2006). The increase in investments indicates the constant attention paid by the Group to the modernization and innovation of the network, technologies and services.

Employees were 64,362 and included 1,278 employees with temp work contracts (1,599 at December 31, 2006). The reduction of 2,473 employees since December 31, 2006 was primarily due to the termination of employment in conjunction with employee termination benefit incentives and early retirements agreements under Law 223/1991.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2007	2006	2007	2006	Changes
			(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)		(millions of BRL, except percentages and employees)
Revenues	4,990	3,964	13,293	10,836	2,457	22.7%
EBITDA	1,207	950	3,214	2,596	618	23.8%
% of Revenues	24.2	24.0	24.2	24.0
Operating profit	150	21	399	58	341	—
% of Revenues	3.0	0.5	3.0	0.5
Capital expenditures	865	699	2,305	1,910	395	20.7%
Employees at year-end (units)	10,030	9,531	10,030	9,531	499	5.2%

Revenues were BRL 13,293 million in 2007 compared to BRL 10,836 million in 2006, an increase of BRL 2,457 million, or 22.7%. The increase was due to growth in both voice services and value-added services sustained by the continuing expansion of the customer base (31.3 million mobile lines at December 31, 2007 compared with 25.4 million mobile lines at December 31, 2006) and the success of commercial offerings.

In July 2006, Anatel (the Brazilian regulatory agency) eliminated the “Bill and Keep” regulation under which Mobile Operators, until that date, did not receive or pay interconnection charges on the minutes of local mobile-mobile traffic when the balance between the incoming and outgoing minutes exchanged with an operator fell within a 45-55 range. This change had a positive impact on revenues in 2007 and 2006.

EBITDA was BRL 3,214 million in 2007 compared to BRL 2,596 million in 2006, an increase of BRL 618 million, or 23.8%. As a percentage of revenues, EBITDA was 24.2% and was 0.2% higher than in 2006.

The good sales performance mirrored in the growth in revenues was partially absorbed by higher sales costs for the promotion of new customer acquisitions, new converging product launches and customer retention initiatives. Moreover, as a result of implementing the new system for credit and collection management in the third quarter of 2007, the company conducted an in-depth analysis of the trade receivables for installment sales of cell phone equipment and consequently recorded lower receivables for a total of BRL 173.3 million. This adjustment resulted in a reduction in revenues of BRL 54.7 million for installment sales for which, as part of the above customer retention initiatives, it was decided not to take action to recover the receivables from these customers. As a result, a loss on receivables of BRL 118.6 million was recognized for installments sales made to parties which at this date were not active customers of the company.

With regard to costs performance, the following should be noted:

•

acquisition of goods and services were BRL 7,487 million in 2007, an increase of 23.9% compared to 2006 (BRL 6,042 million), mainly due to the increase in interconnection charges and the elimination of “Bill and Keep” regulation;

•

employee benefits expenses were BRL 595 million in 2007 and increased by BRL 25 million (or 4.4%) compared to 2006 due to the increase in the workforce numbers. Employee benefits expenses as a percentage of gross revenues were 4.5% in 2007 (5.3% in 2006);

•

other operating expenses were BRL 2,185 million in 2007 and increased by 24.6% compared to 2006 (BRL 1,754 million). They include sundry expenses (BRL 1,422 million in 2007 compared to BRL 1,274 million in 2006), mainly related to indirect taxes and TLC operating fees, impairments, bad debts expense and losses (BRL 715 million in 2007 compared to BRL 449 million in 2006) and other items (BRL 48 million in 2007 compared to BRL 31 million in 2006).

Operating profit in 2007 was BRL 399 million compared to BRL 58 million in 2006, an improvement of BRL 341 million. The improvement in 2007 was due to the above mentioned increase in revenues, although such increase

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

was offset in large part by higher depreciation and amortization charges. Depreciation and amortization were BRL 2,791 million in 2007 compared to BRL 2,540 million in 2006 as a consequence of higher investments in network infrastructure, information systems and subscriber acquisition costs. The latter costs (referring to subsidies for the purchase of handsets when there are contracts binding the customer to the company for a period of at least 12 months, with a penalty applied in the event of the early cancellation of the contract) are capitalized and amortized over the minimum period of the underlined contract; in 2007, such costs resulted in higher amortization of BRL 361 million (BRL 158 million in 2006).

* * *

Capital expenditures in 2007 amount to BRL 2,305 million (BRL 1,910 million in 2006), with an increase of BRL 395 million, directed toward expenditures to increase the customer base, for which an amount of BRL 377 million was capitalized during the year.

Employees at December 31, 2007 were 10,030, up 5.2% compared to December 31, 2006 (9,531).

❖	EUROPEAN BROADBAND

Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. Data relating to 2007 and 2006 for comparison purposes have been restated.

The following table sets forth, for the periods indicated, certain financial and other data for the European BroadBand business.

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	1,151	605	546	90.2%
EBITDA	297	176	121	68.8%
• % of Revenues	25.8	29.1
Operating profit	122	73	49	67.1%
• % of Revenues	10.6	12.1
Capital expenditures	358	214	144	67.3%
Employees at year-end (units)	3,191	1,784	1,407	78.9%

GERMANY (HanseNet + TI Deutschland)

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	1,074	528	546	103.4%
EBITDA	281	145	136	93.8%
• % of Revenues	26.2	27.5
Operating profit	126	63	63	100.0%
• % of Revenues	11.7	11.9
Capital expenditures	344	196	148	75.5%

THE NETHERLANDS (BBNed)

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages)
Revenues	77	77	—	—
EBITDA	16	30	(14)	(46.7)%
• % of Revenues	20.8	39.0
Operating profit (loss)	(4)	10	(14)	—
• % of Revenues	(5.2)	13
Capital expenditures	14	17	(3)	(17.6)%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Revenues were €1,151 million in 2007 compared to €605 million in 2006, an increase of €546 million, or 90.2%. Such increase was due to growth in the BroadBand customer portfolio, due both to the growth of commercial operations and as a result of the acquisition of AOL internet business in Germany, which at December 31, 2007 reached 2.5 million accesses (1.1 million of which related to the acquisition of AOL Germany). Similarly, at the end of 2007, the Narrowband customer portfolio was 0.7 million accesses as a result of the acquisition of AOL Germany.

Revenues from business conducted in Germany, €1,074 million in 2007, increased by €546 million, or 103.4% compared to 2006. The BroadBand customer portfolio in Germany at December 31, 2007 reached more than 2.3 million accesses and grew by approximately 1.4 million compared to December 31, 2006; the growth would be 0.3 million if the accesses attributable to new acquisitions are excluded.

The Netherlands contributed €77 million to total revenues, in line with 2006 performance. The customer portfolio was 188,000 at December 31, 2007 a number that is stable compared to December 31, 2006. The loss of lines in Wholesale ADSL (-54,000) was offset by the growth of Retail ADSL and Fiber customers (+56,000).

EBITDA was €297 million in 2007 compared to €176 million in 2006, an increase of €121 million, or 68.8%. EBITDA benefited from the significant increase in revenues offset in part by a significant increase in costs.

The increase in costs was attributable to the following:

•	acquisition of goods and services amounted to €742 million in 2007, with an increase of 94.8%, or €361 million compared to €381 million in 2006, on a par with the growth in the business;

•

employee benefits expenses amounted to €126 million in 2007 and increased by €64 million, or 103.2%, compared to €62 million in 2006, partly due to the increase in the number of employees as a result of the acquisition of AOL Germany.

Operating profit increased by €49 million (€122 million in 2007 compared to €73 million in 2006). This improvement was achieved despite a considerable increase in depreciation and amortization (an increase of €72 million in 2007), mainly due to significant capital expenditures in network infrastructures and information systems.

* * *

Capital expenditures were €358 million in 2007 compared to €214 million in 2006, an increase of €144 million, or 67.3%. This increase was mainly due to technical projects (network and IT) and higher Customer Activations largely due to LLU access at the exchanges of the incumbent operators and partners (Telefónica and QSC in Germany).

Employees at December 31, 2007 were 3,191, an increase of 1,407 compared to December 31, 2006. The increase is principally due to the AOL Germany acquisition (1,101 people), with the remaining number attributable to the growth of the operating departments (call centers and networks/IT) of HanseNet and the BBNed Group.

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	263	207	56	27.1%
EBITDA	(55)	(83)	28	33.7%
• % on Revenues	(20.9)	(40.1)
Operating profit (loss)	(117)	(137)	20	14.6%
• % on Revenues	(44.5)	(66.2)
Capital expenditures	69	85	(16)	(18.8)%
Employees at year-end (units)	1,016	919	97	10.6%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

Revenues increased by € 56 million, or 27.1%, from €207 million in 2006 to €263 million in 2007. The increase in revenues was due to the increase in the gross domestic advertising business (+11.6%), which outpaced the flat sale of the Italian advertising market’s television sector which increased only 1.2% in 2007 (source Nielsen), confirming the consensus of the editorial content of the broadcasting of the two channels and the considerable increase in the revenues of the Digital Terrestrial TV platform as a result of broadcasting Serie A soccer games.

In particular:

•

revenues from Free to Air analog business area amounted to €160 million in 2007, an increase of 10.9% compared to the prior year. The revenues of La7 and MTV from analog broadcasting grew, respectively, by 15.8% and 7.8% and advertising on La7 increased by 15.8%;

•

revenues from Multimedia operations amounted to €32 million in 2007, an increase of 33.5% compared to the prior year and benefited from the considerable advertising contribution, especially on internet platforms;

•

revenues from Digital Terrestrial TV operations amounted to €63 million in 2007, an increase of 99.0% compared to 2006. The increase in revenues benefited from development of the commercial “La7 Cartapiù” offering and was achieved partly as a result of the positive contribution deriving from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of Serie A soccer games on the DTT and DVB-H platforms;

•	revenues from News business area amounted to €10 million in 2007, an increase of 8.6% compared to 2006.

EBITDA in 2007 was a negative €55 million, an improvement of €28 million (an increase of 33.7%) compared to a negative EBITDA in 2006 of €83 million.

Profitability during 2007 improved by €27 million in Digital Terrestrial operations compared to 2006, and in addition to growth in revenues (+€31 million), a more efficient management of the platform and the impact of steps taken to rationalize costs on the digital Free to Air channels (La7 Sport and QOOB) contributed to this improvement.

Profitability of the Multimedia operations also recorded an improvement over the prior year, increasing from € 8 million to €11 million due to the positive contribution of advertising which grew by 25.9%.

While revenues for Free to Air business area increased as described above, operating profit was affected by the impact of actions that had begun in the prior year aimed at concentrating resources for focusing the broadcasting schedule on programs with a higher audience/advertising return. As a result, during the last part of the year, higher costs were incurred in comparison with 2006 and EBITDA consequently went from a negative €31 million in 2006 to a negative €32 million in 2007.

Operating profit (loss) in 2007 was a loss of €117 million, improving by €20 million compared to 2006. The reduction in the operating loss, previously described, was reduced in part by higher depreciation and amortization charges during the year (+€7 million) as a consequence of capital expenditures made for the digital network infrastructures, the economic return of which has been delayed due to the known issues surrounding the postponement of the switch off.

* * *

Capital expenditures decreased by € 16 million, or 18.8% from €85 million in 2006 to €69 million in 2007 and mainly refer to investments in the Television area in connection with Digital Terrestrial activities (€29 million) and the acquisition of television rights (€26 million).

Employees at December 31, 2007 were 1,016 (919 at December 31, 2006) and include 72 people with temp work contracts (47 at December 31, 2006). The increase was principally attributable to the new “IPTV and BroadBand Content” areas and the expansion of the “Regulatory Affairs” structure and was closely related to Telecom Italia Media’s mission as the “Content Competence Center” of the Telecom Italia Group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2008

❖	OLIVETTI

Key results by the Olivetti Business Unit in 2007 compared to 2006 are presented in the following table:

	Year ended December 31,
	2007	2006	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	408	440	(32)	(7.3)%
EBITDA	(44)	(33)	(11)	(33.3)%
• % on Revenues	(10.8)	(7.5)
Operating profit (loss)	(66)	(50)	(16)	(32.0)%
• % on Revenues	(16.2)	(11.4)
Capital expenditures	8	10	(2)	(20.0)%
Employees at year-end (units)	1,279	1,428	(149)	(10.4)%

Revenues decreased by €32 million, or 7.3%, from €440 million in 2006 to €408 million in 2007.

With respect to business lines, the decrease in revenues in 2007 can be ascribed mainly to lower sales of ink-jet products and accessories, particularly in the last months of 2007, as well as gaming products, partially offset by revenues of new Carsoli activities and by starting of new hire agreements. Printers used for banking applications, although reporting lower sales because of the weakness of the U.S. dollar against the euro, grew during the period in terms of sales volumes by 13% compared to 2006.

EBITDA decreased by €11 million, or 33.3%, from a loss of €33 million in 2006 to a loss of €44 million in 2007.

The negative EBITDA can mainly be ascribed to multifunctional products. In view of the persisting negative situation recorded by Olivetti, which was forecast to continue with regard to the prospects of the multifunctional products segment, a series of actions was taken with the aim of bringing about a rapid economic turnaround of the Business Unit.

These actions resulted in the recognition of restructuring and reconversion expenses during the year which, at the level of EBITDA, amounted to €25 million. Of this amount, €7 million was composed of costs connected with a reduction in employees, €7 million to inventory writedowns and €10 million to expenses and other accruals.

Such expenses were mainly due to the decision to halt the development, manufacture and marketing of multifunctional products and also refer to other phenomena (the above writedowns and accruals include €4 million concerning non-multifunctional product lines).

Operating loss increased by €16 million, or 32.0%, from €50 million in 2006 to €66 million in 2007. Restructuring and reconversion costs at the level of EBIT amounted to €32 million, €25 million of which is described under EBITDA and €6 million was for the impairment loss on industrial assets relating to multifunctional products.

* * *

Capital expenditures decreased by €2 million, or 20.0%, from €10 million in 2006 to € 8 million in 2007.

Employees at December 31, 2007 were 1,279, of whom 1,143 in Italy and 136 outside Italy. The reduction of 149 employees, compared to December 31, 2006, was mainly attributable to the termination of employment and to a lesser degree to infragroup transfers to Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.4    LIQUIDITY AND CAPITAL RESOURCES

The reduced liquidity and volatility of the financial markets resulted in the Telecom Italia Group adopting a more conservative approach than the liquidity test described below, and, at the end of 2008, the Telecom Italia Group had a treasury margin capable of meeting repayment obligations for the next 24 months. The Group was and is therefore able to enter the financial markets when it deems more appropriate, without making a change in its 2009 target of refinancing part of its maturing debt and still maintaining a high treasury margin.

The Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks. The Group defines the guidelines for directing operations, identifying the most appropriate financial instruments to meet prefixed objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

The Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which enables it to cover refinancing needs at least for the next 12-18 months.

5.4.1    LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders, and strategic investments, such as international acquisitions and investments.

For additional details, reference should be made to the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2008 of the Telecom Italia Group.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Cash flows from (used in) operating activities	8,405	8,771	9,303
Cash flows from (used in) investing activities	(6,874)	(4,398)	(4,239)
Cash flows from (used in) financing activities	(2,382)	(5,225)	(7,965)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(10)	72	(81)

Aggregate cash flows (A)	(861)	(780)	(2,982)
Net cash and cash equivalents (*) at beginning of the year (B)	6,204	6,960	9,958
Net foreign exchange differences on net cash and cash equivalents (C)	(117)	24	(16)

Net cash and cash equivalents (*) at end of the year (D=A+B+C)	5,226	6,204	6,960

(*)

For further details please see the Consolidated Cash Flow Statements for the years ended December 31, 2008, 2007 and 2006 in the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows from operating activities. Cash flows from operating activities were €8,405 million in 2008, €8,771 million in 2007 and €9,303 million in 2006.

2008 compared to 2007

The decrease in 2008 compared to 2007 of €366 million was primarily attributable to:

•	a reduction of €397 million in profit from continuing operations (a profit of €2,244 million in 2008 compared to a profit of €2,641 million in 2007);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	the negative effect of net change in deferred tax assets and liabilities equal to €1,974 million (from a net source of €931 million in 2007 to a net use of €1,043 million in 2008);

•	the negative effect of change in trade payables of €1,420 million (from a net source of €783 million in 2007 to a net use of €637 million in 2008).

Such reductions in cash flows were partially offset by:

•	the decrease in net gains realized on disposals of non-current assets (including investments) of €430 million (from a net gain of €467 million in 2007 to a net gain of €37 million in 2008);

•	the positive effect of change in employee benefits liabilities of €447 million (a net source of €233 million in 2008 compared to a net use of €214 million in 2007);

•

the positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of €1,416 million (a net source of €896 million in 2008 compared to a net use of €520 million in 2007);

•	an increase in depreciation and amortization of €232 million (€5,906 million in 2008 compared to €5,674 million in 2007);

•

the positive effect of change in trade receivables and net amounts due from customers on construction contracts of €669 million (a net source of €748 million in 2008 compared to a net source of €79 million in 2007).

2007 compared to 2006

The decrease in 2007 compared to 2006 of €532 million was primarily attributable to:

•	a reduction of €562 million in profit from continuing operations (a profit of €2,641 million in 2007 compared to a profit of €3,203 million in 2006);

•	a negative effect of net change in deferred tax assets and liabilities equal to €913 million (from a net source of €1,844 million in 2006 to a net source of €931 million in 2007);

•	the increase in net gains realized on disposals of non-current assets (including investments) of €141 million (from a net gain of €326 million in 2006 to a net gain of €467 million in 2007);

•	the negative effect of change in employee benefits liabilities of €100 million (a net use of €214 million in 2007 compared to a net use of €114 million in 2006);

•	the negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of €355 million (a net use of €520 million in 2007 compared to a net use of €165 million in 2006).

Such reductions in cash flows were partially offset by:

•	an increase in depreciation and amortization of €281 million (€5,674 million in 2007 compared to €5,393 million in 2006);

•

the positive effect of change in trade receivables and net amounts due from customers on construction contracts of €508 million (a net source of €79 million in 2007 compared to a net use of €429 million in 2006);

•	the positive effect of change in trade payables of €836 million (a net source of €783 million in 2007 compared to a net use of €53 million in 2006).

Cash flows used in investing activities. Cash flows used in investing activities were €6,874 million in 2008, €4,398 million in 2007 and €4,239 million in 2006.

2008 compared to 2007

The increase in cash used in investing activities in 2008 compared to 2007 of €2,476 million was mainly due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of € 677 million (€5,805 million in 2008 compared to €5,128 million in 2007);

•	a negative effect of change in financial receivables and other financial assets of €1,813 million (a net use of €1,612 million in 2008 compared to a net source of €201 million in 2007);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of €1,065 million (a net source of €97 million in 2008 compared to a net source of cash of €1,162 million in 2007).

Such effects were partially offset by:

•	an increase of €448 million in proceeds from sale of subsidiaries, net of cash disposed of (€452 million in 2008 compared to €4 million in 2007);

•

the acquisitions in 2008 of subsidiaries and businesses, net of cash acquired, was nil (in 2007 amounted to €636 million and were principally related to the purchase of the controlling interest of the Internet activities of AOL Germany, the entire stake of InterNLnet B.V. and Shared Service Center).

2007 compared to 2006

The increase in cash used in investing activities in 2007 compared to 2006 of €159 million was due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of € 253 million (€5,128 million in 2007 compared to €4,875 million in 2006);

•

the acquisitions in 2007 of subsidiaries and businesses, net of cash acquired, totaling € 636 million (principally related to the purchase of the controlling interest of the Internet activities of AOL Germany, the entire stake of InterNLnet B.V. and Shared Service Center);

•	a decrease of €341 million in proceeds from sale of subsidiaries, net of cash disposed of (€4 million in 2007 compared to €345 million in 2006).

Such effects were partially offset by:

•	a decrease in acquisitions of other investments of €205 million (€1 million of acquisitions in 2007 compared to acquisitions of €206 million in 2006);

•	a positive effect of change in financial receivables and other financial assets of €758 million (a net source of €201 million in 2007 compared to a net use of €557 million in 2006).

Cash flows from (used in) financing activities. Cash flows used in financing activities were €2,382 million in 2008, €5,225 million in 2007 and €7,965 million in 2006.

Cash flows used in financing activities in 2008 of €2,382 million reflected mainly the following:

•

a decrease in financial liabilities and other of €691 million, as a result of repayments of non-current financial liabilities (€4,315 million) partially offset by the issuance of new debt (€2,357 million) and the change in current financial liabilities and other (€1,267 million);

•	the payment of dividends of €1,665 million.

Cash flows used in financing activities in 2007 of €5,225 million reflected the following:

•

a decrease in financial liabilities and other of €2,394 million, mainly as a result of repayments of non-current financial liabilities (€5,218 million) partially offset by the issuance of new debt (€2,622 million);

•	the payment of dividends of €2,831 million.

Cash flows used in financing activities in 2006 of €7,965 million reflected mainly the following:

•

a decrease in financial liabilities and other of €4,970 million, mainly as a result of repayments of non-current financial liabilities (€9,993 million) partially offset by the issuance of new debt (€5,219 million);

•	the payment of dividends of €2,997 million.

5.4.2    CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “5.3.2—Non-GAAP Financial Measures”.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

On a consolidated basis, at December 31, 2008 Net Financial Debt was €34,039 million compared to €35,701 million at December 31, 2007 (a decrease of €1,662 million).

Given the ratio:

Net Financial Debt
EBITDA

we have targeted a ratio of about “2.3” to be achieved by the end of 2011.

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial target we have established.

Net Financial Debt is detailed in the following table:

	As of December 31,
	2008	2007	2006
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	31,936	33,299	37,391
—Finance lease liabilities	1,713	1,809	1,847
—Other financial liabilities	2,878	1,943	1,565

	36,527	37,051	40,803

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
—Financial payables	5,726	5,943	5,143
—Finance lease liabilities	274	262	269
—Other financial liabilities	267	380	241

	6,267	6,585	5,653

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

GROSS FINANCIAL DEBT (A)	42,794	43,636	46,456

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	15	9	12
—Financial receivables and other non-current financial assets	2,648	686	679

	2,663	695	691

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
—Securities other than investments	185	390	812
—Financial receivables and other current financial assets	491	377	433
—Cash and cash equivalents	5,416	6,473	7,219

	6,092	7,240	8,464

Financial assets classified under Discontinued operations/Non-current assets held for sale	—	—	—

FINANCIAL ASSETS (B)	8,755	7,935	9,155

NET FINANCIAL DEBT (A-B)	34,039	35,701	37,301

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The non-current portion of gross financial debt was €36,527 million at December 31, 2008 (€37,051 million at December 31, 2007) and corresponds to 85% of the total gross financial debt.

The composition of financial debt, in addition to the effect of debt repayments which are higher than new fundings, is particularly impacted by the fair value measurement of hedging derivatives and relative underlying hedged items, with such measurement recognized in both financial liabilities and financial assets.

The financial risk management policies of the Telecom Italia Group are directed toward diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 70% fixed-rate and 30% floating-rate.

In managing market risk, the Group adopts a “guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than the euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

The volatility that was a distinguishing factor of the financial markets in the last quarter of 2008, especially in reference to the levels of interest and exchange rates, positively affected the fair value measurement of derivative positions hedging future variable contractual flows and, consequently, reduced the Group’s net financial debt. This measurement does not entail an actual financial adjustment and its accounting effects are deferred in a specific Equity reserve, with an offsetting entry to the Net Financial Position of the Group.

❖	CHANGE IN NET FINANCIAL DEBT DURING 2008

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2008:

(*)	Net of cash flow from assets disposed of.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•	Capital expenditures on an accrual basis were €5,365 million in 2008 and remained basically unchanged compared to 2007. The breakdown is as follows:

	Year ended December 31,
	2008		2007		Changes
	(millions of Euro, except percentages)
		%		%
Domestic	3,658	68.2	4,064	75.7	(406)
Brazil	1,348	25.1	865	16.1	483
European BroadBand	352	6.6	358	6.7	(6)
Media, Olivetti and other activities	54	1.0	93	1.7	(39)
Adjustments	(47)	(0.9)	(10)	(0.2)	(37)

Total	5,365	100.0	5,370	100.0	(5)

The percentage of capital expenditures to revenues went from 17.3% in 2007 to 17.8% in 2008.

The increase of €483 million in the Brazil Business Unit is due to the purchase of the mobile telephone licenses for operating 3G services. See “—Item 5.3.6 Results Of Operations Of Business Units For The Year Ended December 31, 2008 Compared With The Year Ended December 31, 2007”.

•	Financial investments and treasury shares buyback

In 2008, financial investments made were only €6 million, of which €5 million was used for the Media Business Unit’s purchase of a 9% stake in Air P TV Development Italy S.r.l. (now named DAHLIA TV S.r.l.) as part of the agreement for the disposal of the Pay-per-View business. In 2007, financial investments amounted to €635 million and mainly related to the acquisition of the AOL internet business in Germany.

The treasury shares buyback refers to the purchase of 25 million Telecom Italia ordinary shares in September 2008 to service the management incentive plan “Performance Share Granting 2008”.

The buyback was carried out through Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with applicable market rules and regulations and the relative instructions.

The buyback required a total outlay of €27 million, corresponding to an average price per share of €1.08451 (including agent fees).

•	Disposal of investments and other divestitures

The disposal of investments and other divestitures amounted to €599 million in 2008. The amount mainly relates to the disposal of Liberty Surf group in August 2008 (€744 million, including the deconsolidation of the net financial debt of the subsidiary sold), the sale of the Pay-per-View business segment in December 2008 by Telecom Italia Media (€16 million), net of cash flows used during the period by the companies sold, as well as the reimbursement of capital and distribution of dividends by associates.

***

In the fourth quarter of 2008, net financial debt decreased by €1,731 million, from €35,770 million at September 30, 2008 to €34,039 million at December 31, 2008. The reduction was the result of positive operating factors and the exchange differences on the translation of financial statements in currencies other than the euro and the fair value measurement of derivatives.

***

The following should also be mentioned with respect to net financial debt:

•	Sale of receivables to factoring companies

The sale of receivables to factoring companies finalized in 2008 led to a positive effect on net financial debt at December 31, 2008 of €794 million (€755 million at December 31, 2007).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

❖	CHANGE IN NET FINANCIAL DEBT DURING 2007

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2007:

(*)	Net of cash flow from assets disposed of.

In particular:

•	Capital expenditures on an accrual basis were €5,370 million in 2007 (€4,877 million in 2006). The breakdown is as follows:

	Year ended December 31,
	2007		2006		Changes
	(millions of Euro, except percentages)
		%		%
Domestic	4,064	75.7	3,894	79.8	170
Brazil	865	16.1	699	14.3	166
European BroadBand	358	6.7	214	4.4	144
Media, Olivetti and other activities	93	1.7	116	2.4	(23)
Adjustments	(10)	(0.2)	(46)	(0.9)	36

Total	5,370	100.0	4,877	100.0	493

The percentage of capital expenditures to revenues went from 15.7% in 2006 to 17.3% in 2007.

•	Financial investments were €635 million in 2007 and were principally related to the acquisition of the AOL Internet businesses in Germany.

•

Disposal of investments and other divestitures amounted to €1,276 million in 2007 and included the following transactions: sale of the entire investment held in Oger Telecom for €462 million; sale of the entire investment held in Capitalia for €74 million; sale of the entire investment held in Mediobanca for €236 million; sale of the entire investment held in Solpart Participações for €360 million; sale of the entire investment held in Brasil Telecom Participações for €48 million; sale of other non-current assets, reimbursements of capital and distribution of dividends by associates aggregating €96 million.

***

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following should also be mentioned with respect to net financial debt:

•	Sale of receivables to factoring companies

The sale of receivables to factoring companies had a positive effect on net financial debt at December 31, 2007 of €755 million (€1,499 million at December 31, 2006).

Gross Financial Debt

On a consolidated basis, at December 31, 2008, our gross financial debt amounted to € 42,794 million (€43,636 million at December 31, 2007) and included non-current financial liabilities (long-term debt) of €36,527 million (€37,051 million at December 31, 2007) and current financial liabilities (short-term debt) of €6,267 million (€6,585 million at December 31, 2007).

As of December 31, 2008 approximately 70% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2008		As of December 31, 2007
	(millions of foreign currency)	(millions of Euro)	(millions of foreign currency)	(millions of Euro)
USD	13,898	9,986	12,805	8,699
GBP	1,780	1,869	1,783	2,431
BRL	2,408	740	1,946	746
JPY	54,918	435	31,922	193
EURO	—	29,764	—	31,567

		42,794		43,636

For information regarding the split of our debt between fixed rate and floating rate please see Note “Financial risk management” in Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•

the Telecom Italia Euro Medium Term Note (“EMTN”) Program. The maximum amount permitted to be issued under the Program, including in multiple tranches and multiple currencies, is €15 billion (or the equivalent in other currencies);

•

the Form F-3 Registration Statement, filed with the Securities and Exchange Commission on December 29, 2008 which allows for the issuances, by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

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

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Telecom Italia issues new long-term debt only from the first two programs of the above list. The following table highlights the utilization of the above mentioned programs at the end of 2008.

			As of December 31, 2008
			EMTN Programme	Form F-3 Registration Statement
			(millions of Euro)	(millions of U.S.$)
Total amount of the program	(A	)	15,000.00	Indeterminate

Notes and bonds issued			(11,555.5)	—
Notes and bonds repaid			2,007.0	—

Net utilization of the program	(B	)	(9,548.5)	—

Remaining available amount of the program	(A+B	)	5,451.5	—

Notes and bonds (including convertible bonds)

At December 31, 2008 our notes and bonds were €30,177 million (€32,080 million at December 31, 2007). Their nominal repayment amount was €28,820 million, a reduction of €2,466 million compared to December 31, 2007 (€31,286 million).

Changes in bonds during 2008 were as follows:

	Currency	Amount (millions)
NEW ISSUES			Issue date
Telecom Italia Finance S.A., issue, guaranteed by Telecom Italia S.p.A., for euro 138.83 million, Euribor 3M + 1.3%, maturing 6/14/2010	Euro	138.83	6/12/2008
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A, for USD 1 billion 6.999%, maturing 6/4/2018	USD	1,000	6/4/2008
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A. for USD 1 billion 7.721%, maturing 6/4/2038	USD	1,000	6/4/2008

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.875%, issue guaranteed by Telecom Italia S.p.A.	Euro	1,659	1/24/2008
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22%	Euro	750	6/9/2008
Telecom Italia Finance S.A. Euro 499,669,000 Floating Rate Extendable Notes, issue guaranteed by Telecom Italia S.p.A.	Euro	360.84	9/14/2008
Telecom Italia Capital S.A. USD 1,000,000,000, issue guaranteed by Telecom Italia S.p.A.	USD	1,000	11/15/2008

BUYBACKS
Telecom Italia S.p.A., euro 850 million 5.25% maturing 2055	Euro	180
Telecom Italia S.p.A., euro 750 million 4.75% maturing 2014	Euro	77
Telecom Italia Finance S.A., euro 1,050 million 7.75% maturing 2033	Euro	35
Telecom Italia Finance S.A., euro 1,500 million 5.15% maturing 2009	Euro	50
Telecom Italia Finance S.A., euro 2,210 million 6.575% maturing 2009	Euro	107

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group. These total €348 million (nominal amount) at December 31, 2008 and during 2008 increased by €51 million (€297 million at December 31, 2007).

Telecom Italia Finance S.A. bonds (euro 2,000 million 7.25%, maturing on April 2011). The coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up was applied starting from the April 2008 coupon; the new rate is now equal to 7.50%. The coupon was not affected by the downgrade made by Fitch’s Rating.

Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008. In accordance with the Terms and Conditions, the holders of the bonds for a nominal amount of € 360,839,000 renounced the right to the possibility of extending the maturity date to 2010 and this amount was duly repaid on September 14, 2008. On June 12, 2008, bonds were issued for the residual amount and are denominated “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” maturing on June 14, 2010.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Bond buybacks: during 2008, the Telecom Italia Group bought back bonds across the entire range of maturity dates in order to:

•	give investors a further possibility of monetizing their position and increasing the security’s level of liquidity at a time of financial market uncertainty;

•	partially repay some debt securities before maturity, increasing the overall return of the Group’s liquidity without taking any additional risks.

For further details about the outstanding notes and bonds please see also “Note—Financial liabilities (current and non-current)” in Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at December 31, 2008, represented by the Term Loan of €1.5 billion expiring 2010 and the Revolving Credit Facility for a total of €8 billion expiring August 2014, are presented in the following table:

	December 31, 2008		December 31, 2007
	Committed	Drawdown	Committed	Drawdown
	(billions of Euro)
Term Loan—maturity 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility—maturity 2014	8.0	1.5	8.0	1.5

Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is a Lender under the Revolving Credit Facility and Term Loan for the following amounts:

•	under the Revolving Credit Facility, the bank has a commitment for €127 million of which €23.8 million has been disbursed;

•	under the Term Loan, the bank has a commitment for €19.9 million, this amount has been fully disbursed.

With regard to the commitment by Lehman Brothers Bankhaus AG, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or Agent of the committed facilities which, at this time, entail changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.79 years.

The Group’s average cost, considered as the cost for the period calculated on an annual basis and derived from the ratio of debt-related expenses to average exposure, is equal to about 6%.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The maturities of financial liabilities in terms of both the carrying amount (including measurements based on fair value adjustments and amortized cost, included in accrued expenses) and the expected nominal repayment amount, as contractually agreed, are as follows:

Maturities of financial liabilities:

	Carrying amount	Nominal repayment amount
	(millions of Euro)
Maturing by December 31, of the year:
2009(*)	6,267	5,110
2010	5,361	5,214
2011	4,823	4,742
2012	3,553	3,533
2013	3,799	3,756
After 2013	18,991	17,863

Total gross financial debt	42,794	40,218

(*)	Including the carrying amount and nominal repayment amount of current liabilities, respectively, of €812 million and €782 million.

Current financial assets and Liquidity margin

Current financial assets amounted to €6,092 million in 2008 (€7,240 million at December 31, 2007). The available liquidity margin of the Telecom Italia Group, calculated as the sum of Cash and cash equivalents and Securities other than investments, totals €5,601 million at December 31, 2008 (€6,863 million at December 31, 2007), which, together with unused committed credit lines of €6.5 billion, allows a broad coverage of the Group’s repayment obligations over the next 18-24 months.

Notwithstanding highly volatile financial markets, the Telecom Italia Group was able to refinance certain of its debt during the early months of 2009 by issuing bonds with an aggregate principal amount of €2,000 million and signing a loan agreement with the EIB for €600 million.

Credit ratings

As of April 1, 2009 the Telecom Italia S.p.A. credit ratings are as follows:

•	Moody’s: ‘Baa2’, stable outlook (rating confirmed on December 8, 2008);

•	Standard and Poor’s: ‘BBB’, stable outlook (rating confirmed on March 3, 2009);

•	Fitch Ratings: ‘BBB’, stable outlook (downgraded from BBB+ on December 11, 2008).

For a discussion on financial instrument contractual clauses related to credit rating changes, please see the “Note—Financial liabilities (current and non-current)” in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Treasury policies

The Group employs a variety of instruments to finance its operations and obtain liquidity. The instruments used are bond issues, alongside committed and uncommitted bank lines.

Telecom Italia has a centralized treasury function which operates in the interests of the entire Group:

•	allocating liquidity where necessary;

•	obtaining excess cash resources from the Group companies;

•	guaranteeing an adequate level of liquidity compatible with individual needs;

•	acting on behalf of its subsidiaries to negotiate bank lines;

•	providing financial consulting services to its subsidiaries.

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system by keeping a constant watch over cash flows and ensuring a more efficient use of liquidity in excess of requirements.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

For a further discussion on funding and treasury policies, please see “Note—Financial Risks Management” and Note—“Cash and Cash equivalents” in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

As of December 31, 2008, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Purchase commitments of €283 million related mainly to DVB—H contracts signed between Telecom Italia and the main domestic TV operators (in particular Mediaset group and Sky Italia) in order to provide “TIM TV” service (€260 million).

Sale commitments for a total amount of €2 million.

The purchase and sale commitments above mentioned refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of December 31, 2008, the Group has given guarantees of €212 million, net of €156 million of counter-guarantees received, and consisting mainly of guarantees provided by Telecom Italia on behalf of associated companies (€31 million) and others for medium and long-term loans.

In addition, the 47.80% interest in Tiglio I has been pledged to the banks that financed the associate.

As of December 31, 2008 Telecom Italia has also issued support letters for a total of €138 million, on behalf of ETECSA.

For further details please see “Note—Contingent liabilities and assets, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Contractual Obligations and Commitments

The following tables aggregate our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future in terms of nominal amounts and carrying values in accordance with IFRS.

As of December 31, 2008 the carrying amounts of payables due under IFRS (including fair value adjustment and measurement at amortized cost) and the relating expiration dates were as follows:

	Amounts(*) due as of December 31,
	2009	2010	2011	2012	2013	After 2013	Total
	(millions of Euro)
Notes and bonds	4,497	2,976	4,250	3,246	2,777	12,431	30,177
Loans and other debts	684	2,176	397	173	906	5,482	9,818
Finance lease liabilities	274	209	176	134	116	1,078	1,987

Total non-current financial debt	5,455	5,361	4,823	3,553	3,799	18,991	41,982
Current financial liabilities	812	—	—	—	—	—	812

Total gross financial debt	6,267	5,361	4,823	3,553	3,799	18,991	42,794

(*)

Financial commitments include accrued expenses and deferred income, of which €1 million is in non-current financial debt, €1,121 million in non-current financial debt maturing within 1 year and €29 million in other current financial liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2008, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2009	2010	2011	2012	2013	After 2013	Total
	(millions of Euro)
Notes and bonds	3,663	2,964	4,187	3,250	2,787	11,969	28,820
Loans and other debts	409	2,041	379	149	853	4,816	8,647
Finance lease liabilities	256	209	176	134	116	1,078	1,969

Total non-current financial debt	4,328	5,214	4,742	3,533	3,756	17,863	39,436
Current financial liabilities	782	—	—	—	—	—	782

Total gross financial debt	5,110	5,214	4,742	3,533	3,756	17,863	40,218

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

5.4.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units on the basis of the organizational structure at December 31, 2008.

	Year ended December 31,
	2008(1)	2007(1)	2006(1)
	(millions of Euro)
Purchase of tangible assets:
Domestic	2,169	2,467	2,302
Brazil	482	388	342
European BroadBand	190	219	147
Media, Olivetti	22	28	39
Other Operations and eliminations	(12)	15	18

Total purchase of tangible assets(2)	2,851	3,117	2,848
Purchase of intangible assets(3)	2,514	2,253	2,029

Total capital expenditures(4)	5,365	5,370	4,877

(1)

Starting from January 1, 2008, the Liberty Surf group has been treated as a Discontinued operations/Non-current asset held for sale; the sale was completed on August 26, 2008. All periods presented for comparison purposes have been restated.

(2)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(3)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(4)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2008, 2007 and 2006, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.6 Results Of Operations Of Business Units For The Year Ended December 31, 2008 Compared With The Year Ended December 31, 2007” and “5.3.8 Results Of Operations Of Business Units For The Year Ended December 31, 2007 Compared With The Year Ended December 31, 2006”.

The capital expenditures planned for 2009, at Telecom Italia Group level, will be approximately €4.8 billion while in 2011 the capital expenditures will be approximately 13%-13.5% of revenues.

The breakdown by core markets is as follows:

•	Domestic Business Unit: approximately €3.3 billion in 2009 (13%-13.5% on revenues in 2011); and

•	Brazil Business Unit (TIM Brasil): approximately Reais 2.8 billion in 2009 (approximately 13.5% on revenues in 2011).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The Telecom Italia Group expects to fulfill its future commitments for capital expenditures primarily through the use of cash generated from operations.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.5    RESEARCH, DEVELOPMENT AND INNOVATION

In addition to TILab, Telecom Italia Group’s research and development activities are carried out by the Operational Units and businesses (Network, Market, Information Technology, Security) and within the Group’s companies.

TILab is the department whose remit is the supervision of technological innovation for the Group, scouting for new technologies and engineering operations for services and network platforms. The work carried out by TILab is the outcome of a cooperation with the main manufacturers of telecommunications equipment and systems, and with centers of excellence in research at the most highly qualified national and international academic institutions. In 2008, 29 new collaborative projects were begun with as many universities, covering research into various types of technology, encryption algorithms, services concepts and new paradigms of communication.

Opportunities to generate competitive advantage and create market value for Telecom Italia Group have been pursued through the strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, during 2008, 39 new applications for patents were registered.

The principle activities carried out by TILab were:

•

in the field of mobile phone access, solutions based on femtocell have been developed which represent an innovative way of providing radio access, based on an increased number of cells, greatly reduced in size. TILab, moreover, confirmed its role as a driver of technological innovation in mobile BroadBand due to experimentation with the High Speed Packet Access (“HSPA”) technology at the laboratories in Turin;

•

in the field of widening access to BroadBand, the identification of solutions capable of supporting the development of optic fiber access under the various scenarios available in the coming years continued, with terminals in the customer’s business premises, office or home;

•

Innovations in the Home Network and Terminals for the always connected domestic BroadBand network have seen the development of solutions that share the different flows of multimedia content through technologies based on the main international standards;

•

within the scope of services based on converging content and applications, the development of innovations for specific groups of clients has continued. In particular, the e-tourism solutions have been enhanced with an application that allows access to and visualization of the tourist portal in a dynamic way, based on the profile of the terminal used. Furthermore, the provision has been enriched with Web2.0 functionality, such as the generation and contextualized sharing of photos and videos;

•

in the field of video and multimedia services, the TIM SKY Mobile TV/Radio has been launched allowing customers to enjoy 10 SKY channels and 25 radio stations for 2G and 3G users, with the conversion of the radio/TV channels from “ON AIR” DVB broadcast on IP format to 3GPP on IP;

•	the Group’s Technological Plan for 2009-2011 has been drawn up, setting out the main innovations in prospect for the next three years;

•

on the international level, TILab has pledged a substantial commitment to the task of standardization, by influencing the manufacturers’ road map. In 2008, on the initiative of Telecom Italia, the Energy Efficiency Inter Operator Collaboration Group was launched. This is an ad hoc working group formed by 18 of the principle global TLC Operators with the aim of maximizing energy efficiency in the telecommunications sector, interceding on standards and proposing actions to suppliers.

Finally, an outline agreement on development was jointly drawn up between the Telecom Italia Group and the Telefónica Group. The agreement provides for technical collaboration in carrying out specific research projects with Telefónica I+D, a Telefónica Group company involved in research and development. The subjects of the first projects are the following: Wireless Sensor Network Applications, Context Awareness/Ambient Intelligence Platforms & Services, Innovative Services and Applications Z-SIM Enabled, Connected Car, 3D Multimedia Technologies, Software Defined Radio, e-Tourism, and the observation and analysis of the main trends in technological innovation.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

The research and development activities carried out by the Operational Units and businesses of Telecom Italia have been directed towards developments that have been carried out internally, or externally by outside suppliers in order to create:

•

software products dedicated to systems for managing both marketing offers and activities on behalf of customers (Business Support Systems) and for managing the functioning of networks (Operational Support Systems), Security and other IT services;

•	testing; specifications for tenders; network architecture studies.

The main activities were:

•	the development of a new Customer Centric platform “CRM Business”, for the commercial management of the clients SOHO, SME, Enterprise and Top;

•

the evolution of the digital platform in support of business and the implementation of new services for the clients Consumer and Business, & Top. In particular, work has been aimed at supporting the following offers: Family offer; Friend & Family; MTV (main functionalities); IPTV; Alice CASA (naked); Alice Total Security; Alice DATA KIT (up-selling fixed-mobile); TIM Affare Fatto al Lavoro; Office On Hand; Alice Affare Fatto su VoIP; Alice Business (naked).

For additional details, reference should be made to the Note “Other information”, of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

5.6    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and BroadBand strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 14, 2008 the Shareholders’ Meeting of the Company elected a new Board of Directors of Telecom Italia. The Shareholders’ Meeting established the number of Directors at 15 and their term of office would be for three years, that is up to the Shareholders’ Meeting which will be convened to approve the financial statements of the Company for the year ended December 31, 2010.

On April 15, 2008, the Board of Directors elected Gabriele Galateri and Franco Bernabè, respectively, as Chairman of the Board of Directors and Chief Executive Officer.

On February 27, 2009 Gianni Mion resigned from office and the Board appointed Stefano Cao in his place, effective up to the Shareholders’ Meeting. The Shareholders’ Meeting on April 8, 2009 confirmed his appointment, with the same term of office as the term of the other directors and therefore up to the Shareholders’ Meeting which will be convened to approve the financial statements of the Company for the year ended December 31, 2010.

Consequently, at April 1, 2009 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	62	Chairman	2008
Franco Bernabè	60	Chief Executive Officer/Director	2008
César Alierta Izuel	64	Director	2008
Paolo Baratta(1)	69	Director	2008
Tarak Ben Ammar	59	Director	2008
Roland Berger(1)	71	Director	2008
Stefano Cao	57	Director	2009
Elio Cosimo Catania(1)	62	Director	2008
Jean Paul Fitoussi(1)	66	Director	2008
Berardino Libonati	75	Director	2008
Julio Linares López	63	Director	2008
Gaetano Micciché	58	Director	2008
Aldo Minucci	62	Director	2008
Renato Pagliaro	52	Director	2008
Luigi Zingales(1)	46	Director	2008

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

As of April 1, 2009 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

Item 6. Directors, Senior Management and Employees	Directors

Until April 14, 2008 the Company’s Board of Directors was the Board appointed by the Shareholders’ Meeting held on April 16, 2007 and was composed as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	61	Chairman	2007
Franco Bernabè	59	Chief Executive Officer/Director	2007
César Alierta Izuel	63	Director	2007
Paolo Baratta(1)	68	Director	2007
Gilberto Benetton	66	Director	2007
Stefano Cao(1)	56	Director	2007
Renzo Capra(1)	78	Director	2007
Domenico De Sole(1)	64	Director	2007
Luigi Fausti(1)	79	Director	2007
Jean Paul Fitoussi(1)	65	Director	2007
Julio Linares López	62	Director	2007
Gaetano Micciché	57	Director	2007
Aldo Minucci	61	Director	2007
Gianni Mion	64	Director	2007
Renato Pagliaro	51	Director	2007
Cesare Giovanni Vecchio(1)	46	Director	2007
Luigi Zingales(1)	45	Director	2007

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

In 2008:

•	the Board of Directors met ten times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Executive Committee (as of December 31, 2008 composed of Gabriele Galateri—Chairman, Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares, Aldo Minucci, Gianni Mion, Renato Pagliaro) met four times;

•

the Internal Control and Corporate Governance Committee (as of December 31, 2008 composed of Paolo Baratta—Chairman, Roland Berger, Jean Paul Fitoussi and Aldo Minucci) held eight meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of December 31, 2008 composed of Elio Catania—Chairman, Berardino Libonati, Luigi Zingales) met ten times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

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

Item 6. Directors, Senior Management and Employees	Directors

S.p.A. Between April 2003 and June 2007, M. Galateri di Genola was Chairman of Mediobanca S.p.A. He is a non-executive Board member of TIM Participaçoes S.A., Banca Esperia S.p.A., Banca CRS S.p.A., Italmobiliare S.p.A. and Accor S.A.. Mr. Galateri di Genola is a Vice Chairman of Assicurazioni Generali S.p.A. and RCS MediaGroup S.p.A.. He is a member of the Giunta and of the Consiglio Direttivo of Confindustria; Mr. Galateri has been awarded the Cavaliere del Lavoro honor.

Franco Bernabè:    Franco Bernabè was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Chief Executive Officer of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his degree with honors in Economics and Political Science at the University of Turin in 1973, Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabè was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. In 2004, following the merger of the financial advisory activities of FB Group with the Rothschild Group, he was appointed as Vice Chairman of Rothschild Europe. Mr. Bernabè has also served pro bono on different public assignments: in 1999 he was appointed by the Italian Prime Minister as a special representative of the Italian Government for the reconstruction of Kosovo; between 2001 and 2003 he was the Chairman of La Biennale di Venezia, and since 2004 he is the Chairman of Mart, the foremost Italian museum of modern art. Mr. Bernabè has served on the Advisory Board of the Council on Foreign Relations, and currently serves on the Board of the Peres Center for Peace, on the Advisory Board of the Observatoire Méditérranéen de l’Énergie and on the Board of PetroChina. He also served on the boards of several listed companies including, among others, Fiat and TNT.

César Alierta Izuel:    César Alierta Izuel was born in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at the University of Columbia (New York) in 1970. Mr. Alierta has been a Director of Telecom Italia since November 8, 2007. He has been Chairman of Telefónica since July 2000 and remains a member of the Altadis Board of Directors and executive Committee. Mr. Alierta is also member of the Columbia Business School Board of Overseers and, since January 2006, he is member of Board of Directors of O2. Between 1970 and 1985, he was General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the Chairman and founder of Beta Capital, which he combined as from 1991 with his post as Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the Company’s merger with the French group Seita. He joined the Board of Directors of Telefónica on January 29, 1997.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of the Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Fondazione La Biennale di Venezia, Comitato Venezia Internazionale, Accademia Filarmonica Romana, and the Fondazione Lorenzo Valla. Mr Baratta is a Deputy Chairman of the Fondo per l’Ambiente Italiano (FAI). He is also a Director of Ferrovie dello Stato S.p.A., and Svimez-Roma.

Tarak Ben Ammar:    Tarak Ben Ammar was born in Tunis in 1949. Mr. Ben Ammar has been a Director of Telecom Italia since April 14, 2008. He started his career in 1977, as a film producer. In 1990, he formed Quinta Communications, a company used as a vehicle for a number of investments and as a production and distribution

Item 6. Directors, Senior Management and Employees	Directors

company, that was also engaged in trading of audiovisual rights (acquired from U.S. producers and sold to European Broadcasters); in addition Quinta diversified its activities by building up a portfolio of strategic investments in the media services industry. In addition, Mr. Ben Ammar established close working relationships with a selected number of prominent International investors in the media industry. Mr. Ben Ammar was awarded the “Legion d’Honneur” in 1984 for his cultural contributions. Mr. Ben Ammar is Chairman of the Board of Directors of Quinta Communications S.A.; Chief Executive Officer of many companies (such as Europa TV, Prima TV, ex Machina S.a.S., Andromeda Tunisie S.A., Promotions et Participations International S.A., Holland Coordinator & Service Company Italia S.p.A., Eagle Pictures S.p.A.); Managing Director of Carthago Film S.a.r.l., Quinta Communications USA Inc., and Quinta Communications Distribution Tunisie S.A.R.L., Téléclair S.a.r.l.; Director of TV Breizh, Mediobanca S.p.A., the Weinstein Company, APrime Group S.a.S., LuxVide S.p.A., Holland Coordinator & Service Company B.V., Delta Films Limited and other companies of the Delta Group.

Roland Berger:    Roland Berger was born in Berlin in 1937. Mr. Berger has been a Director of Telecom Italia since April 14, 2008. He graduated in business at Munich Ludwig Maximilians University. In 1967 Mr. Berger founded Roland Berger & Partners and up until June, 2003 he developed Roland Berger Strategy Consultants. Since July 1, 2003 Mr. Berger has been Chairman of the Supervisory Board of Roland Berger Strategy Consultants. Mr. Berger has been, since 1996, Lecturer and Visiting Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus and, since 2000, Honorary Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus. He is the author of more than 100 publications on issues of international management and organization, strategic planning and marketing and corporate planning. Mr. Berger has received many public appointments and has been conferred numerous Honors. Mr. Berger is Member of the Board of Trustees of the Association for the Promotion of German Science, Essen, the Bavarian Elite Academy Foundation, the Institute for Economic Research at the University of Munich, the Zeppelin University, Friedrichshafen; Board Member of the International Academy of Management, Barcelona, the International Management Institute, Kiev, the Business School Insead, Fontainebleau, the World Association for International German Schools, Berlin. He holds offices in many cultural associations and in international advisory/supervisory boards: in particular, he is Member of the advisory council of FC Bayern Munich; Member of various boards of national and international businesses, foundations and organizations (Fiat Group, Fresenius SE, Schuler AG, Senator Entertainment AG, Wilhelm von Finck AG—Deputy Chairman, Live Holding AG—Deputy Chairman, Prime Office AG—Chairman, WMP EuroCom AG—Chairman, Special Purpose Acquisition Company—Co-Chairman), Member of the international advisory board of Sony Corporation and Blackstone Group of New York.

Stefano Cao:    Stefano Cao was born in Rome in 1951. Mr. Cao has been Director of Telecom Italia since February 27, 2009. He graduated in Mechanical Engineering. On February 16, 2009 he was appointed Managing Director and CEO of Sintonia S.A. Chief Operating Officer Eni Exploration & Production Division until August 2008. From April 2007 to April 2008 Independent Director of Telecom Italia S.p.A. In 1976 he was employed in Saipem SpA; from 1976 to 1980 he worked as Field Engineer and Operation Manager in the Offshore Construction Division. He was Vessel Superintendent in charge of the Offshore Installation of the Transmed Pipeline between Tunisia and Sicily, a unique challenge with its world record water depth in excess of 600 mts. From 1980 to 1986 he was responsible for numerous tasks outside Italy: Project Manager in UK; Area Manager in Denmark; Operation General Manager for some of the largest Offshore Pipeline Projects in the North Sea. Back in Italy in 1986, he was appointed Engineering Manager and in 1988 Vice General Manager and Operation Manager in charge of the Offshore Construction Division of Saipem S.p.A. In 1991 with the acquisition of the Saipem 7000, the most advanced Heavy Lift Vessel in the world, the Division extended its technological capabilities becoming a world leader also in Offshore Structure Installation. In 1993 he was appointed General Manager for Commercial and Technical Activities of Saipem SpA; in 1996 Managing Director and Chief Operating Officer and in 1999 Chairman and Chief Executive Officer of the Company. In the same period the Company went through a major growth, amongst other things extending its capabilities in Deep Water Drilling adding the Scarabeo 7 and the Saipem 10000 to the fleet and designing and building the pipelay system for Saipem 7000 which brought to the signing of the Contract of the Blue Stream Project with the JV between Gazprom and Eni, the most challenging pipeline project ever with its water depth in excess of 2100 mts. In 2000 he left Saipem SpA and was appointed Chief Operating Officer Eni Exploration & Production Division. In 2001 the Independent E&P Company Lasmo PLC was acquired through a public offer on the London Stock Exchange providing a step change growth of the hydrocarbon production of the Division. During the same year Eni became the Sole Operator on behalf of a Consortium comprising some of the Major Oil Companies in the world for the development of the Kashagan Area, the largest

Item 6. Directors, Senior Management and Employees	Directors

hydrocarbon discovery in the last 35 years located in the Kazakh Sector of the Caspian Sea. In 2004-2007 the Norwegian Company Fortum, the ‘Mboundi Oil Field in Congo and the Gulf of Mexico Hydrocarbon Production of the US Company Dominion were acquired. From 2002 to 2006 he was Chairman of Assomineraria, association of E&P, Oil Services and Mining Companies affiliated to Confindustria and from 2002 to 2006 Chairman of Eni Corporate University S.p.A., Company in charge of recruiting and training Human Resources worldwide.

Elio Cosimo Catania:    Elio Cosimo Catania was born in Catania in 1946. Mr. Catania has been a Director of Telecom Italia since April 14, 2008. He graduated in Electrical Engineering at the Roma University and earned a Master in Management Science at Sloan Management School, MIT, Boston. Elio Cosimo Catania performed a large proportion of his managerial work at IBM, which he joined in 1970. He operated in four continents and held the following posts, among others: President of IBM Latin America, based in New York; Vice President of Marketing for IBM Europe, based in Paris; President and Chief Executive of IBM Italia; President of IBM South Europe. From 2004 to 2006 he has been Chairman and Chief Executive Officer of Ferrovie dello Stato. Mr. Catania is Chairman and Managing Director of ATM Group (Milan Transport Company), Member of the Board of Management of Banca Intesa SanPaolo, Vice Chairman of Assonime (Association of Italian Joint Stock Companies), Vice President of the Council for Relations between Italy and the United States (CRISU), Member of the Committee of Confindustria, was awarded the Cavaliere del Lavoro honor in 2001.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where he has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a contract professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analysis. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of Chevalier de l’Ordre National du Mérite (Knight of the National Order of Merit) and Chevalier de la Legion d’Honneur (Knight of the Legion of Honour).

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

Item 6. Directors, Senior Management and Employees	Directors

February 22, 2007 till July 31, 2007; chairman of the board of Banca di Roma S.p.A. from June 28, 2002 till October 4, 2007. He has been chairman of Unidroit—Institut pour l’Unification du Droit Privé—since January 2000. He has been on the board of ESI—Edizioni Scientifiche Italiane S.p.A.—since January 23, 2003 and has served on the board of directors of Pirelli & C. S.p.A. since April 28, 2005. He has been part of the board of directors of RCS Media Group S.p.A. since April 27, 2006 and deputy chairman of Unicredit since August 3, 2007. Berardino Libonati was appointed Chairman of Telecom Italia Media on April 10, 2008.

Julio Linares López:    Julio Linares López was born in Medina de Pomar (Spain) in 1945. He has been a Director of Telecom Italia since November 8, 2007. Mr. López is a telecommunications engineer who joined Telefónica’s R&D Centre in May 1970 and held various positions there before being appointed Head of Telefónica’s Technology department in 1984. In April 1990 he was appointed General Manager of Telefónica Research and Development (Telefónica R+D). In December 1994 he became Deputy General Manager of Telefónica’s Marketing and Development of Services Department, in the Sales area, subsequently moving to the position of Deputy General Manager for Company Marketing. In July 1997 he was appointed CEO of Telefónica Multimedia, and President of Telefónica Cable and Multi-thematic Productions. In May 1998 he was appointed General manager of Strategy and Technology in Telefónica S.A.’s Corporate Centre. He has been Executive Chairman of Telefónica de España since January 2000 and also became Chairman of subsidiaries like TELYCO and Telefònica Cable. In June 2005 he was appointed Chairman of the Supervisory Board of Cesky Telecom. In December 2005 he became Managing Director for Coordination, Business Development and Synergies in Telefónica S.A. where he is also a Member of the Board of Directors and Secretary for the Executive Committee. In December 2007 he was appointed Chief Operating Officer of Telefónica, S.A.. He is also a member of the Board of Directors in Telefónica de España, Telefónica Europe, Telefónica Latinoamérica and of the Social Council of the Complútense University of Madrid.

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration at the SDA Bocconi with merit certificate. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A.. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division and as Chief Executive Officer of Banca IMI. He is also Member of the Board of Directors of Alitalia—Compagnia Aerea Italiana S.p.A., of Nuovo Trasporto Viaggiatori—N.T.V. S.p.A. and Member of the Conseil de Surveillance of Equinox Investment Company S.C.p.A..

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of Alleanza Assicurazioni S.p.A., Banca Generali S.p.A, AC.E.GA.S. S.p.A., Intesa Previdenza SIM S.p.A., Intesa Vita S.p.A., Gemina S.p.A., Toro S.p.A., INA Assitalia S.p.A., FATA Vita S.p.A., FATA Assicurazioni Danni S.p.A. and ADR- Aeroporti di Roma S.p.A.. He is also Chairman of GENERTEL S.p.A. and Telco S.p.A..

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, with a Degree in Company Economics from Bocconi University, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility; in July 2007, he was appointed Chairman of the Management Board of Mediobanca. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.. Mr. Pagliaro is a Managing Director of Mediobanca S.p.A.. He is a Director and member of the Executive Committee of RCS Mediagroup S.p.A., Director of Pirelli & C. S.p.A., Compass S.p.A. and Cartiere Burgo S.p.A.. He is also a Director of SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A.. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l..

Item 6. Directors, Senior Management and Employees	Directors

Luigi Zingales:    Luigi Zingales was born in Padua in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is lecturer of Robert C. McCormack Professor of Entrepreneurship and Finance at the Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. In the academic year 2005-2006 he held the Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a director of the American Finance Association, a member of the Committee on Capital Market Regulation, and of the United Nation Advisory Board on Microfinance. In 2003 he won the Bernacer Prize for the best European young financial economist. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian economic newspaper) and for L’Espresso.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 1, 2009, the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Gabriele Galateri di Genola	62	Chairman(1)	2008
Franco Bernabè	60	Chief Executive Officer(1)	2008

Managers:
Marco Patuano	44	Chief Financial Officer	2008
Oscar Cicchetti	57	Head of Domestic Market Operations	2008
Stefano Pileri	53	Head of Technology & Operations	2008
Giovanni Stella	61	Head of Disposals Executive Deputy Chairman of Telecom Italia Media S.p.A. and Head of the Media Business Unit	2008
Antonio Migliardi	50	Head of Human Resources and Organization	2008
Luca Luciani	41	Diretor Presidente of Tim Brasil	2009
Antonino Cusimano	44	Head of General Counsel & Corporate and Legal Affairs	2008
Stefano Ciurli	47	Head of Purchasing	2009

(1)	Appointed by the Board of Directors on April 15, 2008.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Gabriele Galateri di Genola and Mr. Franco Bernabè, please see above under “—6.1 Directors”):

Marco Patuano:    Mr. Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Telecom Italia’s Chief Financial Officer on August 8, 2008. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. He was appointed a director at Telecom Italia Media and the Italtel group in September 2008. Mr. Patuano is also member of the Board and Executive Committee at Italtel S.p.A..

Oscar Cicchetti:    Mr. Cicchetti was born in Pizzoli, in the province of L’Aquila, in 1951. From January 14 to June 4, 2008 he was Head of Telecom Italia Business Strategies & International Development and from March 10 to June 4, 2008 he was Head of Domestic Fixed Services; he is currently Head of Domestic Market Operations. Mr. Cicchetti began his career in 1978 as an analyst at the Datamat software house. He joined SIP in 1979 to manage Network and Installations in the Ascoli Piceno area until 1984, and then he worked as a Market Manager in Ancona and Perugia. Between 1987 and 1993, he was in charge of Process Organization at the HR Management office. In 1993, Mr. Cicchetti transferred to the Azienda di Stato dei Servizi Telefonici company (later Iritel). He stayed here until 1994, as Head of Organization and Training. From 1994 to 1997, he was Head of Staff for the General Manager of Business Systems, before taking on this same role for the CEO of STET/Telecom Italia. Between 1997 and 2000, he covered a number of managerial roles at the Telecom Italia Group, including Central Deputy Manager and Head of the International Business Unit. This period culminated with appointments as Head of Strategic Planning and Head of the Network Division. After working as a freelance consultant in 2001 and 2002 for Wind and Morgan Stanley Private Equity, in 2003 he became CEO of business data services specialist Netscalibur S.p.A, a job he retained until 2006. He was appointed CEO of Infracom Network Application S.p.A. in 2007, prior to making his return to the Telecom Italia Group. Mr. Cicchetti is also a Chairman of Telecom Italia Sparkle S.p.A. and member of the Board of Directors of Olivetti S.p.A..

Stefano Pileri:    Mr. Pileri was born in Rome, in 1955. From February 2007 to February 2009 he was General Manager of Telecom Italia (Technology & Operations); he is currently Head Technology & Operations. He has been in SIP (later Telecom Italia) since 1982 where he assumed growing responsibilities, during the years, in the

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Giovanni Stella:    Mr. Stella was born in Orvieto, in the province of Terni, in 1948. Mr. Stella was appointed Executive Vice President of Telecom Italia Media on April 11, 2008 and Head of Telecom Italia Group Disposal on December 23, 2008. Mr. Stella began his career in 1974 at ENI (Ente Nazionale Idrocarburi), where he worked his way up from Internal Auditor for the Group through managerial posts in departments ranging from administration to provisioning, tenders, and public company accounting. He represented ENI on working groups to define accounting and auditing standards for the drafting of consolidated accounts at the National Association of Joint Stock Companies (ASSONIME) and CONSOB. Between 1989 and 1993, he worked at the professorship for Corporate Auditing at the La Sapienza University of Rome. At this time, he was involved in implementing major ENI Group corporate restructuring programmes, most notably setting up Italy’s leading chemicals enterprise through the ENI/Montedison joint venture. In 1993, he was appointed General Manager of Finance, Administration and Control at Enichem S.p.A., with responsibility for ENI Group chemicals operations. He retained this post until July 1996. From November 1993 to October 1996, he was Chairman and Managing Director of Enichem Finance SA. In 1996, he was appointed General Manager of Finance, Administration and Control at Agip Petroli S.p.A., where he remained until December 31, 1998. He also took on the role of Chairman and Managing Director at Agip Petroli International. Mr. Stella joined Telecom Italia in 1999 as Assistant to CEO Franco Bernabè. That same year, he took over responsibility for the Finance and Control Department, which was responsible for corporate transactions and divestments. Also in 1999, he was appointed Chairman of Stream S.p.A., before taking over as Head of Acquisitions and Real Estate. Mr. Stella served on the Boards of Telecom Italia Mobile (TIM) and Sirti. He sat on the AS Roma S.p.A. Board from 2000 to 2004. Since November 1999, he has been a partner with Franco Bernabè (and CEO) of the Franco Bernabè Group. Between 2004 and 2007, he was CEO at Rothschild S.p.A.. On behalf of Rothschild, he began working as a consultant on the Finmeccanica Russia project on January 1, 2008. Since 2007, he has been the shareholder appointee to the Telit Communications Plc Board. He was named an Independent Director of Aicon S.p.A. on January 1, 2008.

Antonio Migliardi:    Mr. Migliardi was born in Reggio Calabria in 1958. On May 1, 2008, he became Head of Human Resources, Organization and Industrial Relations of Telecom Italia; from May 7, 2008 the function changed the denomination in Human Resources and Organization. After graduating in Law, Mr. Migliardi began his career at SIP (later Telecom Italia) with responsibility for Human Resources area. At first, he was Responsible for Human Resources and Industrial Relations Regional Dept., then he assumed a central responsibility in the Industrial Relations Sector. From 1998 to 2004 he was in charge of the Development and Organization Dept. in FS Group. Reporting to the Chief Executive Officer and the Managing Director of the Group, he was appointed to project and implement the whole reorganization of the Italian railways. He was appointed internal member of Trenitalia’s (the most important subsidiary of F.S. Group, constituted in 2000) board. In charge of Trenitalia’s System Dept. (logistics & maintenance, Information and Communication Technology and Total Quality Management), he reported to the Chief Executive Officer mission and corporate goals: obtaining the alignment of these systems to the new competitive scenario in which the Company had to act in the coming years. As responsible for Total Quality Management, he was also member of the board of “Qualital” (an Italian consortium for the Engineering of Total Quality). From 2004 to 2006 he was in Alitalia, reporting to the Chief Executive Officer, in charge of Chief Production Officer (Flight Ops, Ground Ops, Maintenance etc.) and Accountable Manager according to the international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A..

Luca Luciani:    Mr. Luciani was born in Padua, in 1967. He was appointed CEO of TIM Brasil on January 19, 2009. Mr. Luciani began his career at Procter & Gamble in 1990 in Italy and Brussels. In 1994, he moved to Bain Cuneo e Associati, where he was a consultant to domestic and international clients. He joined ENEL in 1997 as Group Controller. He first joined the Telecom Italia Group in 1999 in this same role. Since 2001, he has held a number of posts, notably CFO at TIM, Assistant to the Chairman, TIM Marketing, and Network and IT (TIM). He

Item 6. Directors, Senior Management and Employees	Executive Officers

was appointed TIM Commercial Manager in 2005. After the recent Telecom Italia Group restructuring including the amalgamation of fixed-line and mobile operations, in 2006 Mr. Luciani was appointed Group Sales & Customer Care Manager. From January 2007 to January 2009 he was General Manager of Domestic Mobile Services.

Antonino Cusimano:    Mr. Cusimano was born in Palermo, in 1964. He was appointed General Counsel and Head of Telecom Italia Corporate and Legal Affairs on September 15, 2008, Secretary to the Board of Directors on September 25, 2008 and Telecom Italia’s Head of Domestic Legal Affairs a.i. on December 23, 2008. Mr. Cusimano was an associate at Hill Taylor Dickinson, London, prior to joining Pittsburgh based company, PPG Industries Inc. in 1994. He was appointed General Counsel PPG Industries Europe in 2000, with responsibility for a wide range of legal and business issues. From 2003 to 2005 he served as General Manager, Environmental, Health and Security Protection PPG Industries Europe and between May and December 2005, he held the position of Corporate Counsel. Mr. Cusimano joined General Electric, Oil & Gas based in Florence serving as Senior Counsel Global Services and Transactions. During his time at GE, he was a Director and Vice President at Nuovo Pignone Holding S.p.A. and Nuovo Pignone S.p.A..

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. He graduated in Economics and Commerce at LUISS University in 1987. He was appointed Head of the Purchasing department of Telecom Italia on March 16, 2009. He began his professional career in 1987 in Sip, over 20 years in Telecom Italia with increasing responsibilities mainly within the Finance Administration and Control department. From July 2003 to December 2005 he served as Chief Financial Officer of TIM. In 2006 he was in charge of the International Support area with the responsibility on the activities of business development and plug&play opportunities at international level. From August 2008 to March 2009, he served as head of the Planning & Control department of Telecom Italia.

Item 6. Directors, Senior Management and Employees	Board of Auditors

6.3    BOARD OF AUDITORS

As of April 1, 2009 and up until the Shareholders’ Meeting of April 8, 2009, the members of the Board of Auditors of Telecom Italia, including the Alternate Auditors, with their respective positions and year of appointment were as follows:

Name	Position	Appointed
Paolo GOLIA(1)(2)	Chairman	2006
Enrico Maria BIGNAMI(1)	Auditor	2007
Salvatore SPINIELLO	Auditor	2006
Ferdinando SUPERTI FURGA	Auditor	2006
Gianfranco ZANDA(3)	Auditor	2006
Luigi GASPARI(1)	Alternate Auditor	2007
Enrico LAGHI	Alternate Auditor	2006

(1)	Elected by minority shareholders.

(2)	Reappointed in 2003; member of the Board of Auditors since 2000.

(3)	Reappointed in 2003; member of the Board of Auditors since 1997.

The positions held by the members of the Board of Auditors as of April 1, 2009 in other listed companies are shown below:

Paolo GOLIA	—
Enrico Maria BIGNAMI	Chairman of the Board of Auditors of Biancamano S.p.A.
Salvatore SPINIELLO	Director of Fondiaria Sai S.p.A. and Immobiliare Lombarda S.p.A.; member of the board of auditors of Edison S.p.A. and of Telecom Italia Media S.p.A. (Telecom Italia Group)
Ferdinando SUPERTI FURGA	Independent director of Parmalat S.p.A and Molmed S.p.A.; chairman of the board of auditors of Arnoldo Mondadori Editore S.p.A.; member of the board of auditors of Edison S.p.A.
Gianfranco ZANDA	Chairman of the Board of Auditors of Molmed S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10 Additional Information—10.1 Corporate Governance”.

The current Telecom Italia Board of Auditors was appointed by the Shareholders’ Meeting held on April 8, 2009 and is composed as follows:

Name	Position	Appointed
Enrico Maria BIGNAMI(1)(2)	Chairman	2009
Lorenzo POZZA(1)	Auditor	2009
Salvatore SPINIELLO(3)	Auditor	2009
Ferdinando SUPERTI FURGA(3)	Auditor	2009
Gianluca PONZELLINI	Auditor	2009
Ugo ROCK	Alternate Auditor	2009
Vittorio MARIANI	Alternate Auditor	2009
Maurizio LAURI(1)	Alternate Auditor	2009
Silvano CORBELLA(1)	Alternate Auditor	2009

(1)	Elected by minority shareholders.

(2)	Reappointed in 2009; member of the Board of Auditors since 2007.

(3)	Reappointed in 2009; member of the Board of Auditors since 2006.

The current Auditors’ term of office will be for three years, that is up to the Shareholders’ Meeting which will be convened to approve the financial statements of the Company for the year ended December 31, 2011.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of issuers and their groups is governed by the Legislative Decree 58/1998 (the Consolidated Law on Finance), as amended by the Law 262/2005 (the protection of savings law) as subsequently amended by the Legislative Decree 303/2006 (the “corrective decree”). In particular, the Law 262/2005 fixed the total duration of audit engagements at nine years and prohibited the renewal of an engagement and the conferment of a new engagement for at least three years from the date of the end of the previous engagement. However, the transitional provision contained in Article 8.7 of Legislative Decree 303/2006 allowed companies to extend the appointment of their incumbent auditors (as of the date the Decree 303/2006 was implemented), so that the overall duration of such engagement be equal to nine fiscal years.

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

Italian audit principles require that, in cases of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the specific procedure set forth by Telecom Italia (the Group Procedure for the Appointment of External Auditors) provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

As a result, the Ernst & Young audit network presently is the principal audit firm for the Telecom Italia Group.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2008 and 2007 was the following:

	Year ended December 31,
	2008	2007	Changes
	(units)
Employees—Italy	63,521	65,591	(2,070)
Employees—Foreign	13,229	14,509	(1,280)

Total Employees at payroll	76,750	80,100	(3,350)
Employees with temp work contracts	1,075	1,969	(894)
Employees allocated to non-current assets held for sale	—	1,360	(1,360)

Total Employees	77,825	83,429	(5,604)

Excluding employees allocated to “Non-current assets held for sale” (Liberty Surf Group) and leased personnel, the Group’s workforce has been reduced by 3,350 units compared to December 31, 2007, due to:

•

the classification under “Current assets” of Entel Bolivia (-1,475 units) as a result of its exclusion from the scope of consolidation and the sale of the activities related to “On Air” company strand by MTV Italia (-14 units);

•	workforce turnover down by 1,861 units, as specified for individual Business Units:

	Hirings	Terminations	Changes
	(units)
Domestic	626	(2,558)	(1,932)
Brazil	3,650	(3,395)	255
European BroadBand, Media, Olivetti, Other Operations	641	(825)	(184)

Turn over	4,917	(6,778)	(1,861)

6.5.2    INDUSTRIAL RELATIONS

During the year 2008, the Company held frequent meetings with union representatives.

An agreement establishing the new Productivity Bonus, valid until December 2011, was executed with the Group’s principal Unions, SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU (Rappresentanza Sindacale Unitaria) on May 14, 2008 and with UGL Telecomunicazioni, on May 15, 2008.

This agreement falls within the scope of broader negotiations, following which the Company confirmed its agreement to the National Collective Work Contract.

After a broader phase of discussions, on May 14, 2008, an agreement was reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU on better working conditions at call centers. Following commencement, on June 26, 2008, of the temporary layoff procedure under law 223/1991, which involves a total of 5,000 workers across Italy, the relative agreements were reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, UGL Telecomunicazioni, CISAL Comunicazione, SNATER TLC and the RSU, on September 19, 2008 at the Ministry of Labor.

These agreements provide for a temporary layoff procedure, before December 31, 2010, for a maximum number of 5,000 workers. The procedure will apply primarily to those workers who become eligible for pension benefits during their temporary layoff, and to those workers who expressly accept this option. The Company will furthermore guarantee to workers an amount not below the net difference between 90% of their monthly wages and the temporary layoff payment, in accordance with article 7 of Law 223/91.

Within the scope of the overall agreement, the Company undertakes to employ 600 new workers in 2009 and 2010, and, from January 1, 2009, to offer permanent employment contracts to 300 leased workers. Finally, 1,600 workers at Telecontact Center S.p.A. will be upgraded from 50% part-time working to 75%, during 2009 and 2010.

Item 6. Directors, Senior Management and Employees	Employees

On October 28, 2008, a further agreement was signed with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the competent RSUs on ongoing layoffs under law 223/1991 for Telecom Italia Sparkle S.p.A. The agreement allows for a maximum of 65 layoffs during the 2008-2010 period.

Following the presentation to the financial community of the Strategic Plan 2009-2011, on December 10, 2008, the Plan was presented to the leadership of the Union Organizations and follow-up meetings have been scheduled to evaluate the organization’s development and the implications for employment.

Three agreements have been negotiated by Tim Brasil with the two federations that represent the entire workforce, FITTEL and FENATTEL, concerning:

•	economic and social conditions;

•	the company’s profit-sharing program;

•	the hourly wage.

On the basis of this agreement, overtime hours may be paid through a reduction in the normal working hours or days off during the three months following the completion of the overtime; after that period, employees will be paid for the outstanding overtime.

In 2008, it was agreed to reduce the working week from 44 to 42 hours in 2009, and to 40 hours a week in 2010.

Finally, wages will be increased by 6% starting from July, 2009.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 14, 2008, set the maximum total annual remuneration of the newly appointed Board of Directors (to remain in office for a three-year term, until the approval of the 2010 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to €2,200,000.00, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on April 15, 2008, the above mentioned overall amount for 2008 was distributed as follows:

•	€110,000 to be paid to each director in office;

•	an additional €35,000 to be paid to each member of the Executive Committee;

•	an additional €45,000 to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional €20,000 to be paid to each member of the Nomination and Remuneration Committee;

•	an additional €20,000 to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001 (see “Item 10 Additional Information—10.1 Corporate Governance”).

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2008 to the members of the Board of Directors of Telecom Italia was €5,758 million.

In addition, according to a further resolution adopted by the Board on April 15, 2008, the Chairman and the Chief Executive Officer have been awarded a fixed component of compensation for the position—on top of that paid under Article 2389, first paragraph, of the Civil Code—amounting respectively to €1,300,000 and €1,400,000. In addition the Chief Executive Officer benefits from a payment for retirement benefits equal to 10% of his fixed compensation and is entitled to a short-term variable component based on the Company’s economic results and a series of operational objectives. The value of this incentive ranges from 50% to 200% of the fixed component and is linked to the achievement of predetermined objectives.

The objectives are as follows:

•	Return on Investment (30% share of the variable compensation);

•	Net Cash Flow before Dividends (30% share of the variable compensation);

•	Customer Satisfaction (weighted average of the fixed/mobile indices calculated using the American Customer Satisfaction Index (ACSI) methodology; 30% share of the variable compensation);

•	Innovative Revenues (percentage ratio of VAS Mobile turnover to total turnover of mobile and ICT and fixed Internet; 10% share of the variable compensation).

According to the resolutions of the Board, if the appointment of either the Chairman or the CEO is interrupted before the end of the mandate established by the shareholders’ meeting (that is a three year term of office, up to the approval of 2010 account) (i) for objective reasons (such as the merger of the Company or the termination of the entire Board of Directors pursuant to Article 9.12 of the bylaws), (ii) at the initiative of the Company (except for good cause) or (iii) at the initiative of the interested party for good cause (e.g. change in the position, especially with reference to the delegated powers, significant changes in the composition of the reference shareholders):

•

the Chairman is entitled to the fixed compensation that would be due to him from the termination of the relationship to the end of his term of office as a director, supplemented by an indemnity equal to a year’s compensation;

•

the Chief Executive Officer is entitled to the compensation that would be due to him from the termination of the relationship to the end of his term of office as a director (including the variable component calculated as the average of the compensation already received or, in the absence thereof, of its target value), supplemented by a indemnity corresponding to a year’s compensation calculated as above.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

The following table lists the Directors who served during 2008 and their respective compensation as of December 31, 2008. The compensation relates only to the period of 2008 in which they served as set forth below:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits		Bonuses and other incentives	Other Compensations
			(thousand of Euro)
BOARD OF DIRECTORS
Gabriele GALATERI DI GENOLA	Chairman	1/1-12/31/2008	1,536	(1)	130	(2)		101	(3)(4)
Franco BERNABÈ	Chief Executive Officer	1/1-12/31/2008	1,644	(5)	173	(2)		134	(3)
César ALIERTA IZUEL	Director	1/1-12/31/2008	111	(6)
Paolo BARATTA	Director	1/1 -12/31/2008	189	(7)
Tarak BEN AMMAR	Director	4/15-12/31/2008	78
Roland BERGER	Director	4/15-12/31/2008	114	(8)
Elio Cosimo CATANIA	Director	4/15-12/31/2008	122	(9)
Jean Paul FITOUSSI	Director	1/1-12/31/2008	149	(10)
Berardino LIBONATI	Director	4/15-12/31/2008	92	(11)				44	(12)
Julio LINARES LÓPEZ	Director	1/1-12/31/2008	136	(13)
Gaetano MICCICHÉ’	Director	1/1-12/31/2008	124	(14)
Aldo MINUCCI	Director	1/1-12/31/2008	168	(15)
Gianni MION	Director	1/1-12/31/2008	136	(16)
Renato PAGLIARO	Director	1/1-12/31/2008	142	(17)
Luigi ZINGALES	Director	1/1-12/31/2008	137	(18)
Gilberto BENETTON	Director	1/1-4/14/2008	33
Stefano CAO	Director	1/1-4/14/2008	44	(19)
Renzo CAPRA	Director	1/1-4/14/2008	44	(19)
Domenico DE SOLE	Director	1/1-4/14/2008	59	(20)
Luigi FAUSTI	Director	1/1-4/14/2008	65	(21)
Cesare Giovanni VECCHIO	Director	1/1-4/14/2008	53	(22)

The board of directors of Telecom Italia S.p.A. in the meetings held on February 4, and March 6, 2008 approved for the Managing Director Franco Bernabè a short-term variable component of remuneration (MBO) linked to financial results and to specific management objectives; this represents an incentive with a value of between 50% and 200% of fixed remuneration The value of this incentive ranges from 50% to 200% of the fixed component and is linked to the achievement of predetermined objectives. Each objective is measured on a scale that goes from 50 percentage points, corresponding to the minimum level of achievement of the objective, to 100 points, corresponding to the target level of achievement, to 200 points, corresponding to the maximum level of achievement; the intermediate levels of achievement are measured on a straight line basis.

(1)

The amount includes: (i) remuneration ex article 2389 first paragraph of the Italian Civil Code (ii) the quota of arrears from December 2007 of remuneration ex article 2389 third paragraph of the Italian Civil code. (iii) remuneration ex article 2389 first paragraph of the Italian Civil Code (iv) remuneration due as president of the Executive Committee.

(2)	The conventionalized value of cars, housing, insurance policy and travel allowance, where applicable.

(3)	Additional amount to neutralize taxation.

(4)	Mr. Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Participaçoes S.A..

(5)

The amount includes: (i) remuneration ex article 2389 third paragraph of the Italian Civil Code (ii) the quota of arrears from December 2007 of remuneration ex article 2389 third paragraph of the Italian Civil Code (iii) remuneration ex article 2389 first paragraph of the Italian Civil Code (iv) remuneration due as member of the Executive Committee.

(6)	Remuneration not received but paid over to Telefónica S.A..

(7)

The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance, as member of the Strategies Committee (for the period January 1, to April 14, 2008) and member of the Supervisory Panel under Legislative Decree 231/2001.

(8)

The amount includes remuneration paid as a member of the Executive Committee and as member of the Committee for Internal Control and Corporate Governance (for the period September 26 to December 31, 2008).

(9)

The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance (for the period April 15, to September 25, 2008), as member of the Nomination and Remuneration Committee and as member of the Executive Committee (for the period September 26, to December 31, 2008.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

(10)

The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Strategies Committee (for the period January 1, to April 14, 2008).

(11)	The amount includes remuneration paid as a member of the Nomination and Remuneration Committee.

(12)	Remuneration for the office of chairman of the board of directors of the listed subsidiary Telecom Italia Media S.p.A..

(13)	The amount, not received but paid over to Telefónica S.A., comprises remuneration as member of the Executive Committee.

(14)	The amount, not received but paid over to Banca Intesa SanPaolo, comprises remuneration as member of the Executive Committee (for the period April 15, to August 26, 2008).

(15)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and of the Executive Committee.

(16)	The amount, not received but paid over to Edizione Holding S.p.A., comprises remuneration as member of the Executive Committee.

(17)	The amount, not received but paid over to Mediobanca S.p.A., comprises remuneration as member of the Strategies Committee (for the period January 1, to April 14, 2008).

(18)

The amount includes remuneration paid as a member of the Remuneration Committee (for the period January 1, to April 14, 2008) and of the Nomination and Remuneration Committee (for the period April 15, to December 31, 2008).

(19)	The amount includes remuneration paid as a member of the Remuneration Committee.

(20)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Strategies Committee.

(21)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Remuneration Committee.

(22)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

***

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

		Options held at the beginning of 2008			Options granted during 2008				Options exercised during 2008			Options expired or forfeited in 2008	Options held at the end of 2008
Name	Post held	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)		(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Gabriele Galateri di Genola	Chairman	—	—	—	3,000,000	(1)	1.95	2014	—	—	—	—	3,000,000	1.95	2014
Franco Bernabè	Chief Executive Officer	—	—	—	8,400,000	(1)	1.95	2014	—	—	—	—	8,400,000	1.95	2014

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and to facilitate their measurement on the basis of the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares actually subscribable/purchasable of the current Telecom Italia S.p.A.. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

(**)	The average exercise price means the average subscription or purchase price of Telecom Italia ordinary shares that come from exercising the options.

(1)	Stock Option Plan TOP 2008: each option corresponds to the purchase of 1 Telecom Italia ordinary share (1 equivalent option).

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2008 to the Company’s executive officers was €31,026,000.

The contracts with any executive officers contain the following alternatives clauses:

•

if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance in the amount of two to four years of salary plus, in certain cases, a lump sum corresponding to the average bonus compensation received in the three years (or shorter period) preceding his termination; and

•

on the initiative of the company, excluding cases of a termination for just cause and reaching retirement age, the company will pay the executive officer, in addition to severance indemnity and compensation in lieu of serving the notice period, an amount equal to the maximum penalty pursuant to art. 19 of the Collective National Labor Contract for Executives of Companies providing Goods and Services, if the executive officer waives the right to request indemnity pursuant to articles 19 and 22 and Collective National Labor Contract for Executives of Companies producing Goods and Services.

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

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions.

No options were granted or exercised during 2008.

		Options held at the beginning of 2008				Options granted during 2008			Options exercised during 2008			Options expired in 2008	Options held at the end of 2008
Name	Post held	Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options(*)	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Massimo Castelli	General Manager	132,035	(1)	2.928015	2010	—	—	—	—	—	—	132,035	—	—	—
Luca Luciani	General Manager	178,247	(1)	2.928015	2008	—	—	—	—	—	—	178,247	—	—	—
		178,247	(1)	2.928015	2009	—	—	—	—	—	—	—	178,247	2.928015	2009
		237,663	(1)	2.928015	2010	—	—	—	—	—	—	—	237,663	2.928015	2010
Enrico Parazzini	General Manager	1,188,314	(1)	2.788052	2008	—	—	—	—	—	—	1,188,314	—	—	—
		1,188,314	(1)	2.788052	2009	—	—	—	—	—	—	—	1,188,314	2.788052	2009
		1,584,418	(1)	2.788052	2010	—	—	—	—	—	—	—	1,584,418	2.788052	2010
Stefano Pileri	General Manager	356,494	(1)	2.928015	2008	—	—	—	—	—	—	356,494	—	—	—
		356,494	(1)	2.928015	2009	—	—	—	—	—	—	—	356,494	2.928015	2009
		475,325	(1)	2.928015	2010	—	—	—	—	—	—	—	475,325	2.928015	2010
2002 Plan	Executive Officers	2,046,540	(1)	2.509504	2009	—	—	—	—	—	—	2,046,540	—	—	—
2002 TOP Plan	Executive Officers	6,601,740	(1)	2.788052	2009	—	—	—	—	—	—	4,291,131	2,310,609	2.788052	2009
2000-2002	Executive Officers	57,665	(2)	3.710983	2008	—	—	—	—	—	—	57,665	—	—	—

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and to facilitate their measurement on the basis of the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares actually subscribable/purchasable of the current Telecom Italia S.p.A.. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

(**)	The average exercise price means the average subscription or purchase price of Telecom Italia ordinary shares that come from exercising the options.

(1)	Stock Option Plans 2002 and TOP 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).

(2)	Stock Option Plan 2000-2002 (ex- TIM): each option corresponds to the subscription of 1.73 Telecom Italia ordinary shares (1.73 equivalent options).

		Options held at the beginning of 2008				Options granted during 2008			Options exercised during 2008			Options expired in 2008	Options held at the end of 2008
Name	Post held	Number of Equivalent options(*)		Average exercise Price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options(*)	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Telecom Italia Media Stock Option Plan	Executive Officers	315,000	(1)	0.3826	2008	—	—	—	—	—	—	315,000	—	—	—

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and to facilitate their measurement on the basis of the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares actually subscribable/purchasable of the current Telecom Italia S.p.A.. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

(**)	The average exercise price means the average subscription or purchase price of Telecom Italia ordinary shares that come from exercising the options.

(1)	Stock Option Plan Telecom Italia Media 2005 each option corresponds to the subscription of 1 Telecom Italia Media ordinary share (1 equivalent option).

		Options held at the beginning of 2008			Options granted during 2008			Options exercised during 2008			Options expired in 2008	Options held at the end of 2008
Name	Post held	Number of options(*)	Average exercise price	Average expiration date	Number of options(*)	Average exercise price	Average expiration date	Number of options(*)	Average exercise price	Average market price during year	Number of options(*)	Number of options(*)	Average exercise price	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Stefano Pileri	General manager	—	—	—	856,800	0	2011	—	—	—	—	856,800	0	2011
	Executive Officers	—	—	—	4,777,200	0	2011	—	—	—	—	4,777,200	0	2011

(*)

This refers to the maximum number of Telecom Italia Ordinary Shares that can be granted under the “Performance Share Granting” plan on reaching the Performance Targets (refer to the Prospectus published and distributed on August 9, 2008 and the list of recipients to whom the plan is addressed aligned to the Company’s organization chart published and distributed on September 16, 2008).

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of April 13, 2006 (which appointed the Board of Auditors which was in office as of April 1, 2009) authorized annual compensation of €128,000 for each Auditor and €171,000 for the Chairman of the Board of Auditors. It also decided to award an additional €20,000 to the member of the Board of Auditors appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (Ferdinando Superti Furga).

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2008 to the members of the Board of Auditors as of April 1, 2009 was €744,000.00.

Item 6. Directors, Senior Management and Employees	Compensation of Directors, Officers and Members of the Board of Auditors

The following table sets forth the members of the Board of Auditors in office during 2008 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2008:

Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives	Other Compensations
			(thousand of Euro)
Paolo GOLIA	Chairman	1/1-12/31/2008	171		—	—	—
Enrico Maria BIGNAMI	Acting Auditor	1/1-12/31/2008	128	(1)	—	—	—
Ferdinando SUPERTI FURGA	Acting Auditor	1/1-12/31/2008	128		—	—	32	(2)
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2008	148	(3)	—	—	—
Gianfranco ZANDA	Acting Auditor	1/1-12/31/2008	128		—	—	9	(4)

(1)	The remuneration was paid to Bignami e Associati corporate and tax consulting firm.

(2)	Remuneration due for the position of acting statutory auditor of the subsidiary Telecom Italia Media S.p.A..

(3)	The amount includes remuneration received as member of the Supervisory Panel under Legislative Decree 231/2001.

(4)	Remuneration due for the position of chairman of the board of statutory auditors of the subsidiary IT Telecom S.r.l..

The Shareholders’ Meeting held on April 8, 2009, while appointing the current Board of Auditors, authorized annual compensation of €80,000 for each Auditor and € 120,000 for the Chairman of the Board. The Meeting also decided to award an additional €15,000 to the member of the Board to be appointed for the Supervisory Panel set up under Legislative Decree 231/2001.

Item 6. Directors, Senior Management and Employees	Options to Purchase Securities from Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At the end of 2008, the existing stock options plans related to options which give the right to the subscription of new Telecom Italia Ordinary Shares (including the options at one time granted to TIM S.p.A.) and new Telecom Italia Media Ordinary Shares.

On April 15, 2008, the Board of Directors approved the implementation of a stock option plan for the Chairman, Gabriele Galateri di Genola, and Chief Executive Officer, Franco Bernabè. The three-year plan allocated 8,400,000 options for the CEO and 3,000,000 options for the Chairman, each giving the right to purchase one Ordinary Share of the Company for each option granted at a price of €1.95 per share.

In the period between March 17, 2009 and March 31, 2009, in accordance with this authorization and with the “Rules of the Markets Organized and Managed by Borsa Italiana S.p.A.”, Telecom Italia purchased the 11,400,000 Ordinary Shares necessary to service the above-mentioned stock option plan.

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2008 according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

		As of December 31, 2008
Major Shareholders	Type of ownership	No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct)	3,278,702,623	24.50
Findim Group S.A.	(direct)	669,931,444	5.01

As of April 1, 2009, the above mentioned position is the following:

			As of April 1, 2009
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,278,702,623	24.50
Findim Group S.A.	(direct)		669,931,444	5.01

At December 31, 2008, Telecom Italia held 26,272,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.13% of capital with voting rights.

As of April 8, 2009, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

On July 23, 2008, November 14, 2008 and March 31, 2009 respectively Brandes Investment Partners, LP, AllianceBernstein, LP and Barclays Global Investors UK Holdings Ltd disclosed that they held, in their capacity as asset managers, 538,393,272, 276,847,450 and 271,985,410 Ordinary Shares, equal to 4.024%, 2.069% and 2.033% of Telecom Italia’s Ordinary Share Capital.

For more details about the significant changes in the percentage of ownership held by major shareholders organizational structure, please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.1 Background”.

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

On April 28, 2007, a group of investors (the “Investors” or the “Parties”), made up of Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. (the “Class A Shareholders”) and Telefónica S.A., entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, the vehicle through which they purchased the entire share capital of Olimpia, from Pirelli and Sintonia S.p.A. and Sintonia S.A. (together “Sintonia Sellers”).

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and Sintonia Sellers to purchase the entire share capital of Olimpia. The acquisition was executed on October 25, 2007 by Telco, to which Ordinary Shares equal to 5.6% of the Telecom Italia Ordinary Share capital were conferred on the same date by Mediobanca S.p.A. and companies of the Generali Group. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia Ordinary Share capital, of which 17.99% were held through Olimpia.

Telco is held by Generali Group (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Effective as from December 18, 2007 Olimpia merged with and into Telco, with Telco as the surviving company and directly holding a stake of 23.595% in Telecom Italia’s ordinary share capital.

On March 20, 2008 Telco acquired a further 121.5 million Ordinary Shares and increased its ownership in Telecom Italia’s ordinary share capital to 24.5%.

Upon completion of the acquisition of the entire share capital of Olimpia, all the previous shareholders’ agreements concerning Olimpia and Telecom Italia ceased to have any effect, and the only existing agreements amongst its direct and indirect shareholders Telecom Italia is aware of are the agreements among the Investors and Telco.

In accordance with the shareholders’ agreement entered into on April 28, 2007 by the Investors (the Shareholders Agreement), after the closing of the Share Purchase Agreement, the Board of Directors of Telco approved the list to be submitted to the shareholders’ meeting of Telecom Italia held on April 14, 2008, for the appointment of the directors of Telecom Italia, pursuant to the following criteria: (i) Telefónica—to the extent it holds at least 30% of Telco’s share capital—has the right vis-à-vis the other parties to designate two directors of Telecom Italia to be included as designees for appointment in the Board of Directors of Telecom Italia in the list and, to the extent feasible, pursuant to article 2386, first paragraph, of the Italian Civil Code (i.e. through co-optation) and (ii) the Class A Shareholders—to the extent they hold at least 50% plus one share of Telco’s share capital—may designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on the basis of a proportionality criterion.

In accordance with the Shareholders’ Agreement, the Investors have agreed that the Telecom Italia Group and Telefónica group will be managed autonomously and independently. In particular, the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at the Board of Directors’ meetings at which resolutions will be discussed and proposed relating to the policies, management and operations of companies directly or indirectly controlled by Telecom Italia providing services in countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica are in force.

Accordingly Cesar Alierta and Julio Linares committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinian telecommunications markets.

On October 25, 2007, an Amendment to the Co-investment and Shareholders’ Agreement was signed in which, inter alia, the contents of the ruling by ANATEL (the Brazilian telecommunications regulator) announced on October 23, 2007 and published on November 5, 2007 (the “ANATEL Ruling”), which approved the indirect acquisition by Telco of the Brazilian Telecom Italia subsidiaries, were acknowledged and each party undertook to implement the content thereof through appropriate legal measures and actions. In furtherance of that undertaking, respectively on November 19, 2007 and on November 20, 2007, the Shareholders Agreement and the By-laws of Telco were amended to implement the clauses contemplated in the ANATEL Ruling.

Specifically with respect to Telecom Italia’s Brazilian telecommunication operations, the Parties have agreed as follows.

While applicable regulatory restrictions and limitations exist:

•

Telefónica and the directors/officers nominated by Telefónica may not participate, vote or veto resolutions in meetings of shareholders’, the board or committees or organs with equivalent functions of Telco, Telecom Italia or any other company controlled by Telecom Italia when the subject matter concerns engaging in telecommunications activity in the Brazilian market. In addition, Telefónica may not nominate or designate directors or officers (i) of companies with their registered office in Brazil that are controlled by Telecom Italia and supply telecommunications services in the Brazilian market or (ii) of companies with their registered office in Brazil controlling such suppliers of telecommunications services;

•

Telefónica must take steps to ensure that its subsidiaries supplying telecommunications services in the Brazilian market do not enter into certain types of relationship with the companies controlled by Telecom Italia that supply telecommunications services in the Brazilian market, on terms and conditions different from those envisaged by the provisions of Brazilian law applicable to telecommunications;

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

•	Telefónica, including where it exercises the right to acquire shares of Telco, may not exercise direct or indirect control over any company controlled by Telecom Italia in Brazil;

•

the parties to the agreement must give instructions to the members of the Board of Directors of Telco they have respectively nominated and to the members of the Board of Directors of Telecom Italia nominated by Telco for: (i) separate agendas to be prepared for the meetings of the Boards of Directors of Telco, Telecom Italia and Telecom Italia International N.V. and every other company with its registered office outside Brazil that is controlled by Telecom Italia and has investments in the Brazilian telecommunications sector in which the directors nominated by Telefónica are allowed to attend and for the meetings in which the participation of the directors nominated by Telefónica is not allowed; and (ii) a copy of the agendas and minutes of the meetings referred to in point (i) is to be delivered to Anatel within a time limit of 30 days.

The restrictions and limitations imposed on Telefónica shall survive also in the event of a demerger of Telco as provided in the Shareholders Agreement, as long as applicable regulatory restrictions and limitations exist at the time of such demerger.

In compliance with the ANATEL Ruling, Telecom Italia’s Brazilian subsidiaries submitted to ANATEL, on November 22, 2007, the relevant corporate instruments (including a Telecom Italia Group internal procedure adopted by the Board of Directors of Telecom Italia and directed to Telecom Italia Group companies) to implement the measures and procedures required by the ANATEL Ruling to assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. As a result, Telecom Italia’s Brazilian subsidiaries continue to operate independently and autonomously in the Brazilian market.

In compliance with the ANATEL Ruling that also provided for a period of 6 months—ending on May 5, 2008— for the parties to submit additional possible measures for ANATEL’s approval in order to guarantee the maintenance of a complete segregation (“total desvinculaçao”) between Vivo and TIM, on May 2, 2008 the Brazilian Telecom Italia subsidiaries proposed a list of such additional measures.

On July 31, 2008 ANATEL approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the ANATEL Ruling in this respect. Approval of the additional measures filed on May 2, 2008 is still pending.

On December 2, 2008 the Board of Directors of Telecom Italia adopted an internal procedure that formalizes the already existing separation between the activities of the Telecom Italia Group and the Telefónica Group in the Argentine telecommunications market.

Lastly, in January 2009 the Argentinean antitrust Authority—“CNDC” by means of its Resolution 04/09 (“Resolution 04/09”), determined that the acquisition by Telco of Olimpia (Telco Transaction) would represent an economic concentration in the Argentinean telecommunication market. Accordingly, the CNDC imposed on the parties of the Telco Transaction an obligation to notify the transaction to the same Authority and ordered that the shareholders of Telco not exercise their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Telecom Italia International, Sofora, Nortel, Telecom Argentina and their controlled entities, until a final decision on the effects of the Telco Transaction on the local market competition is taken. This restriction should be interpreted, according to qualified opinions, as limited to the Argentinean market.

Even if the abovementioned Resolution 04/09 is not directed to Telecom Italia, the board of directors of Telecom Italia, taking into consideration the contents of such Resolution 04/09, has approved a modification of the governance of Telecom Italia Group with respect to the Argentinean market.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2008 or a part of that year, have held the post of director in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2007 (or at the date of appointment)		Number of shares purchased in 2008		Number of shares sold in 2008	Number of shares held at the end of 2008 (or as of the date on which individual left post, if before)
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary	—		176,000		—	176,000
		Savings	—		88,000		—	88,000
Franco BERNABÈ	Telecom Italia S.p.A.	Ordinary	18,000	(1)	150,000		—	168,000	(2)
		Savings	30,000	(1)	150,000		—	180,000	(3)
César ALIERTA IZUEL	—	—	—		—		—	—
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	—		345,000	(1)	—	345,000	(1)
Tarak BEN AMAR	—	—	—		—		—	—
Roland BERGER	Telecom Italia S.p.A.	Ordinary	—		562,500		—	562,500
		Savings	—		700,000		—	700,000
Elio Cosimo CATANIA	—	—	—		—		—	—
Jean Paul FITOUSSI	—	—	—		—		—	—
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	—		373,100		—	373,100
Julio LINARES LÓPEZ	—	—	—		—		—	—
Gaetano MICCICHÉ’	—	—	—		—		—	—
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—		—	2,595
Gianni MION	Telecom Italia S.p.A.	Ordinary	27,000	(1)	—		—	27,000	(1)
		Savings	35,000	(1)	—		—	35,000	(1)
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		—		—	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	—		58,000		—	58,000
Gilberto BENETTON	Telecom Italia S.p.A.	Ordinary	1,946,250		—		—	1,946,250
		Savings	990,000		—		—	990,000
Stefano CAO	—	—	—		—		—	—
Renzo CAPRA	Telecom Italia S.p.A.	Ordinary	38,308		—		—	38,308
Domenico DE SOLE	—	—	—		—		—	—
Luigi FAUSTI	Telecom Italia S.p.A.	Ordinary	55,985	(4)	—		—	55,985	(4)
Cesare Giovanni VECCHIO	—	—	—		—		—	—

(1)	Shares held indirectly.

(2)	Of which 18,000 shares held indirectly.

(3)	Of which 30,000 shares held indirectly.

(4)	Of which 50,000 shares held indirectly.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

❖	BOARD OF AUDITORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2008 or a part of that year, have held the post of auditor in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2007 (or at the date of appointment)	Number of shares purchased in 2008	Number of shares sold in 2008	Number of shares held at the end of 2008 (or as of the date on which individual left post, if before)
Paolo GOLIA	Telecom Italia S.p.A.	Ordinary	1,437	—	—	1,437
Enrico Maria BIGNAMI	—	—	—	—	—	—
Salvatore SPINIELLO	—	—	—	—	—	—
Ferdinando SUPERTI FURGA	—	—	—	—	—	—
Gianfranco ZANDA	—	—	—	—	—	—

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2008 or a part of that year, have held the post of general manager in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2007 (or at the date of appointment)		Number of shares purchased in 2008	Number of shares sold in 2008	Number of shares held at the end of 2008 (or as of the date on which individual left post, if before)
Massimo CASTELLI	—	—	—		—	—	—
Luca LUCIANI	Telecom Italia S.p.A.	Savings	55,484		—	—	55,484
Enrico PARAZZINI	Telecom Italia S.p.A.	Savings	27,700	(1)	—	—	27,700	(1)
Stefano PILERI	Telecom Italia S.p.A.	Ordinary	10,892		—	—	10,892

(1)	Of which 15,000 shares held indirectly.

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2007 or a part of that year, have held the post of executive officers (other than the general managers) in Telecom Italia S.p.A..

Company	Class of shares	Number of shares held at the end of 2007 (or at the date of appointment)		Number of shares purchased in 2008	Number of shares sold in 2008	Number of shares held at the end of 2008 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.	Ordinary	23,471	(1)	—	—	23,471	(1)
Telecom Italia Media S.p.A.	Ordinary	702		—	—	702

(1)	Of which 3,961 shares held indirectly.

* * *

As of April 1, 2009 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY

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

As a result, on April 1, 2005 a new Decree by the Minister for Economy and Finance, in agreement with the Minister for Productive Activities redefined accordingly the content of the “special powers” clause in the Telecom Italia bylaws, and stated its exact wording. Subsequently the relevant provision of the bylaws was amended accordingly.

On March 26, 2009, the European Court of Justice declared that, by adopting the provisions contained in the decree of the Government dated June 10, 2004 defining the criteria for the exercise of the special powers, the Italian Republic failed to fulfil its obligations under the EC Treaty. Specifically, infringement of Articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the EC Treaty arises in that Decree of 2004 does not make sufficiently clear the conditions for the exercise of the special powers, which does not enable investors to know in what situations the powers will be used. The lack of precision in the determination of the specific objective circumstances which justify the State’s recourse to the special powers gives those powers a discretionary nature, the result being to discourage investors generally, more specifically those contemplating investing in Italy with a view to exerting some influence on the management of the undertakings companies to which the legislation at issue applies.

The ruling applies to the Italian Republic only, as a member State of the EC, but does not have any direct effect on the aforementioned provisions—which for the time being remain in force—and on the Company, which is under legal obligation to abide by existing legal provisions, including those on the basis of which the EC Court ruled against the Italian Republic.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

There are no significant transactions with related parties, including intragroup transactions, which are nonrecurring or of an unusual/atypical in nature.

For further information on related party transactions please see “Note—Related party transactions” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

For further details, please see “Note—Contingent liabilities and assets, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Certain matters described in that Note and relevant recent developments follow.

NOTICE OF COMMENCEMENT PROCEEDING FOR ALLEGED VIOLATION OF LEGISLATIVE DECREE NO. 231/2001

In December 2008 Telecom Italia was served with notice of commencement of a proceeding against the company for alleged violation of Articles 21 and 25(4) of Legislative Decree No. 231/2001, following the investigations conducted by the public prosecutor at the Milan court related to events occurred in prior years that involved some former employees and collaborators of the Company accused of a series of crimes, allegedly including the crime under Legislative Decree No. 231/2001 of corruption of public officials with the aim of acquiring information from confidential archives. The preliminary hearing, scheduled on March 31, 2009 was postponed to April 23, 2009. Telecom Italia will join the trial in civil capacity seeking damages against those allegedly responsible for the crimes of which it is a victim.

In the meantime Telecom Italia has continued to examine the documentation filed by the public prosecutor with a view to preparing all the appropriate defense measures and assessing the possible impact on Telecom Italia of the administrative and civil law aspects of the case.

The main risk Telecom Italia runs, if its responsibility under Legislative Decree No. 231/2001 is confirmed, is to incur a moderate fine. Management believes that, with respect to these claims, the risk of Telecom Italia being prohibited from participating in public tenders is remote. In any event, Telecom Italia has the option of following the alternative plea bargaining procedure (patteggiamento).

With regard to the employees who were victims of privacy violations (approximately 300 people), Telecom Italia, which, in the criminal proceedings is also an injured party, has made a tangible gesture of economic solidarity, with the intention of emphasizing its interest in events that involve its employees.

As for the risk of contingent liabilities, should the parties included in the files examined by the magistrates bring suit against the Telecom Italia’s former employees responsible for these crimes, and, consequently demand damages from them and the Company, Telecom Italia deems that such risk, which cannot be quantified, is possible.

ARGENTINA

With reference to the precautionary injunction issued on December 29, 2008 by the Labor court of San Isidro (province of Buenos Aires), in March 2009 the judge revoked such injunction.

BOLIVIA—ENTEL

With reference to the arbitration proceeding ongoing before the International Centre for Settlement of Investment Disputes (ICSID), on March 20, 2009 Bolivia filed its memorial challenging the jurisdiction of ICSID arbitral tribunal.

GERMANY—AOL ARBITRATION

With reference to the arbitration proceeding before ICC, in January 2009 Telecom Italia and Telecom Italia Deutschland Holding GmbH (TIDE) filed their answers and counterclaims and in March 2009 AOL LLC and AOL Europe Sàrl (AOL) filed their reply.

Item 8. Financial Information	Legal Proceedings

ARGENTINA—CNDC

On March 30, 2009, CNDC (the Argentinian antitrust authority) issued Resolution No. 43/09, which provides for the appointment of two monitors (“veedores”) to be located at the premises of Telecom Argentina Group companies, in order to monitor compliance with the provisions of Resolution No. 4/09.

The monitors will remain in place until April 30, 2009 and will perform certain inspection functions, including through participation at board and shareholders’ meetings, and report weekly to CNDC.

On April 3, 2009, in the context of the antitrust proceeding on the Telco Transaction, CNDC issued Resolution No. 44/09 resolving that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International and of their direct and indirect shareholders, as well as the board members and auditors designated by Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group, must abstain from taking any decision or giving any instruction that would imply, directly or indirectly, the exercise of the “derechos politicos” in such companies, including those deriving from any shareholders’ agreement related to the Telecom Argentina group.

In addition, CNDC ordered the Telecom Argentina group companies to revoke all decisions taken by their corporate bodies or officers, which imply the exercise of such “derechos politicos” since January 9, 2009, date of issuance of Resolution No. 04/09.

CNDC further resolved that the “veedores”, appointed by Resolution No. 43/09, will be in charge of collecting all relevant corporate documentation, in order to verify compliance with Resolution No. 04/09.

Telecom Italia and Telecom Italia International are taking all the actions in order to protect their interests against the measures issued, which are prejudicial to their legitimate rights.

* * *

Furthermore, we are party to several disputes and litigations which are currently in progress and for which it is reasonable to assume that they will not materially affect our financial position or solvency, regardless of the outcome.

Item 9. Listing	Trading of Telecom Italia Ordinary Shares and Savings Shares

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana. (See “—9.2 Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares have been quoted on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2004.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2004:
First Quarter	2.617	2.387	33.24	29.38
Second Quarter	2.703	2.452	32.80	29.74
Third Quarter	2.569	2.343	31.84	28.71
Fourth Quarter	3.046	2.531	41.10	31.28
2005:
First Quarter	3.168	2.790	41.16	36.93
Second Quarter	2.978	2.486	38.59	30.14
Third Quarter	2.734	2.479	33.86	29.95
Fourth Quarter	2.719	2.305	32.13	26.95
2006:
First Quarter	2.614	2.257	31.87	26.89
Second Quarter	2.427	2.119	30.21	26.68
Third Quarter	2.269	2.065	29.18	25.88
Fourth Quarter	2.405	2.205	31.06	27.99
2007:
First Quarter	2.426	2.108	31.71	27.88
Second Quarter	2.430	2.031	32.53	27.01
Third Quarter	2.164	1.9	30.59	25.43
Fourth Quarter	2.237	2.062	32.83	29.06
2008:
First Quarter	2.136	1.214	31.18	18.82
Second Quarter	1.502	1.245	23.54	19.38
Third Quarter	1.359	1.037	21.27	14.8
October	1.069	0.75	14.88	9.53
November	1.078	0.887	13.87	11.38
December	1.15	1.007	16.25	12.39
2009:
January	1.19	0.9635	16.54	12.35
February	1.099	0.891	14.24	11.39
March	0.9785	0.781	13.32	9.64
April (through April 1, 2009)	1.022	1.022	13.61	13.61

Source: Bloomberg data

At the close of business on April 1, 2009 there were 40,360,658 Ordinary Share ADSs outstanding held by 136 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 40,347,258 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading of Telecom Italia Ordinary Shares and Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2004.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2004:
First Quarter	1.862	1.634	23.54	20.78
Second Quarter	1.972	1.765	23.68	21.46
Third Quarter	1.861	1.711	23.35	21.19
Fourth Quarter	2.410	1.878	34.00	23.58
2005:
First Quarter	2.519	2.303	32.90	30.71
Second Quarter	2.540	2.052	32.51	24.64
Third Quarter	2.306	2.063	27.97	24.75
Fourth Quarter	2.301	1.938	26.94	22.32
2006:
First Quarter	2.2402	1.9046	27.12	22.70
Second Quarter	2.2092	1.9116	27.13	24.26
Third Quarter	2.0384	1.8407	26.31	23.43
Fourth Quarter	2.0434	1.8846	26.60	23.68
2007:
First Quarter	2.024	1.810	26.35	23.53
Second Quarter	1.985	1.625	26.32	21.42
Third Quarter	1.753	1.509	24.35	19.76
Fourth Quarter	1.798	1.597	26.41	22.86
2008:
First Quarter	1.606	0.9436	23.53	14.75
Second Quarter	1.181	1.011	18.52	15.63
Third Quarter	1.075	0.7962	16.72	11.27
October	0.7865	0.5506	11.11	6.71
November	0.7508	0.624	9.39	7.83
December	0.806	0.642	11.34	8.34
2009:
January	0.8695	0.754	12.04	9.72
February	0.853	0.6755	11.12	8.6
March	0.7665	0.6075	10.22	7.51
April (through April 1, 2009)	0.8	0.8	10.63	10.63

Source: Bloomberg data

At the close of business on April 1, 2009, there were 28,210,987 Savings Share ADSs outstanding held by 19 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 28,204,667 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 1, 2009 the Noon Buying Rate for the Euro was U.S.$1.3223 = €1.00.

Item 9. Listing	Securities Trading in Italy

9.2    SECURITIES TRADING IN ITALY

With limited exceptions, since July 1994, all Italian equity securities have been traded on Telematico, which operates under the control of Consob, the public authority charged, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company specifically in charge of the activity.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third trading day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price” calculated as a weighted average of the last 10% of tender effected during such day are reported daily. The Bank of Italy, in accordance with Consob, regulates the governing of the clearing system that is currently performed in Italy on an exclusive basis by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

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

The S&P/MIB Index currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including “Mercato Telematico Azionario” (MTA) and “Nuovo Mercato”. The S&P/MIB Index provides diversity over 10 economic sector by adhering to the Global Industry Classification Standard, or (“GICS”). The 10 GICS sectors that underlie the S&P/MIB Index are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the GICS methodology, therefore S&P/MIB Index reflect the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Ordinary and Savings Shares.

Item 9. Listing	Clearance and Settlement of Telecom Italia Shares

9.3    CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES

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

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

GENERAL

The Company’s corporate governance system is made up of a series of principles, rules and procedures drawn by applicable laws and regulations and from international best practices. The system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. Most of these documents are available in an English language version on the Internet at www.telecomitalia.it under “Governance”.

According to applicable Italian law, listed issuers shall annually disclose information on their adoption of—and, in case, compliance with—codes of conduct promoted by management companies of regulated markets (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations of market participants.

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

Role and tasks

The Board of Directors plays an active role both in the strategic guidance of the Company and in the control of operations, with the power to formulate strategy and responsibility for intervening directly in decisions having the greatest impact on the activity of the Company and the Group. In particular, as specified in the Self-Regulatory Code., the tasks entrusted to the Board of Directors include:

•	examining and approving strategic, business and financial plans and the budget of the Company and the Group;

•	examining and approving strategic transactions and establishing general criteria for their identification;

•	verifying the adequacy of the organizational, administrative and accounting structure of the Company and the Group, with special reference to the internal control system;

Item 10. Additional Information	Corporate Governance

•	preparing and adopting the Company’s corporate governance rules and drawing up the Group’s governance guidelines;

•

specifying the limits to delegated powers, the manner of exercising them and the frequency with which bodies with such powers must report to the Board of Directors on the activity performed in exercising them;

•	nominating the persons who are to hold the offices of Chairman and CEO in strategic subsidiaries;

•	assessing the overall performance of operations and periodically comparing the results achieved with those planned.

The strategic transactions to be submitted to the Board for its prior approval include:

•	agreements with competitors of the Group that have an impact on the Group’s strategic business choices;

•	transactions that entail the entry into (or exit from) geographical and/or product markets;

•	business investments and disinvestments exceeding euro 250 million; transactions that can result in commitments and/or purchase and/or sale transactions of this nature and scale;

•

purchase and sale transactions referring to companies or business units that are of strategic significance in the overall framework of the business or exceed euro 250 million; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

purchase and sale transactions of controlling or affiliated shareholdings exceeding euro 250 million or (even if less) in companies carrying out activities included in the core business of the Group, and the conclusion of contracts for the exercise of rights attaching to such shareholdings; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

the taking out of loans exceeding euro 500 million and the granting of loans and guarantees in favor of nonsubsidiary companies for amounts exceeding euro 250 million; transactions that can results in commitments and/or transactions of this nature and scale;

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

On March 6, 2008 the Board of Directors introduced the set of procedures presently in force. These are based on a diversification of the decision-making roles and responsibilities according to the type of activity in question (whether or not in the ordinary course of business) and the manner of determining terms and conditions of transactions with related parties (distinguishing between standard term conditions defined by third parties, competitive procedures, and benchmarking procedures for ascertaining their “market” comparability).

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

•

with reference to internal controls over financial reporting, the manager responsible for preparing the Company’s financial reports up to August 8, 2008 was Enrico Parazzini, and subsequently was Marco Patuano, who substituted Enrico Parazzini as Head of the Finance Administration and Control Function. The powers and responsibilities of this position are specified in a special set of rules which are posted in the Governance section of the Company’s website www.telecomitalia.it.

As specified in the Self-Regulatory Code, in implementing the guidelines laid down by the Board of Directors, the Director in charge of internal controls (the Chairman, Gabriele Galateri di Genola) defines the methods and procedures for the configuration of the internal control system and ensures its adaptation to changes in the operational environment and the applicable laws and regulations. The executive directors, each with reference to the matters falling within the scope of his/her duties and in cooperation with the manager responsible for the preparation of the Company’s financial reports for matters for which he/she is competent, must use the methods and procedures referred to above to ensure the overall adequacy of the system and its practical effectiveness in a risk-based perspective that is also an essential component in the definition of the agenda of the Board of Directors. In this process the Group Compliance Officer performs a role of liaison and coordination among the various plans for the improvement of the Group’s internal control system and is responsible for ensuring support to the management.

The assessment of the performance of operations is based on a continuous flow of information coordinated by the Chairman of the Board of Directors and directed towards the non-executive directors and the members of the Board of Statutory Auditors. Assessments are made, notably, with a comparison of the results achieved with those budgeted during the examination of the financial reports.

Meetings

The Self-Regulatory Code requires the Board to meet periodically (and at least quarterly).

Up to April 1, 2009, in 2009 the Board of Directors has had one meeting.

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

Appointment of Directors

As noted above, Telecom Italia’s bylaws (Article 9) provide for the Board of Directors to be elected by the Shareholders’ Meeting through a slate system, which is presently mandatory under Italian law.

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital, can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office and made available to the public at least fifteen days before the date scheduled for the shareholders’ meeting on first call. Consob Regulation 11971/1999 requires the Company to make the slates and the accompanying documentation available to the public without delay at its registered office, at Borsa Italiana and on its website www.telecomitalia.it. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors.

The Board of Directors is elected as follows:

•

four fifths of the directors to be elected are chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it is rounded down to the nearest whole number;

Item 10. Additional Information	Corporate Governance

•

the remaining directors are chosen from the remaining slates. To that end, the votes obtained by the various slates are divided successively by whole numbers from one up to the number of directors to be chosen and the results (quotients) obtained are assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking. Those who have obtained the highest quotients are elected.

The shareholders’ meeting held on April 14, 2008, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (Cesar Alierta, Tarak Ben Ammar, Franco Bernabè, Elio Catania, Jean Paul Fitoussi, Gabriele Galateri, Berardino Libonati, Julio Linares Lopez, Gaetano Micicchè, Aldo Minucci, Gianni Mion, Renato Pagliaro); two directors (Paolo Baratta, Roland Berger) were elected from the slate proposed by the Findim Group S.A.; one director (Luigi Zingales) was elected from the slate proposed by a group of institutional shareholders. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

As for the evolution of the composition of the Board in 2008 and up to April 1, 2009, see above “Item 6- Director, Senior Management and Employees”.

Composition

According to the bylaws, the shareholders’ meeting decides the exact number of Board members within a minimum and a maximum number (from 7 to 19). Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia bylaws relating to the retirement of a director under an age limit requirement or a shareholding requirement for director’s qualification.

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco S.p.A. (“Telco”) is Telecom Italia’s main shareholder with an interest of 24.5% in the ordinary share capital. In turn Telco is owned by Intesa San Paolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%), companies belonging to the Generali Group (28.1%) and Telefónica S.A. (42.3%).

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

The shareholders’ agreement provides for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently and specific provisions to this end are foreseen. See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

At least two members of the Board of Directors shall satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors Article. Moreover, Article 5 of the Telecom Italia Self Regulatory Code incorporates by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

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

See “Item 16G. Corporate Governance—16.1. Differences in Telecom Italia’s and New York Stock Exchange Corporate Governance”.

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

The Board of Directors entrusted the current Chairman (Gabriele Galateri di Genola) and Chief Executive Officer (Franco Bernabè) with the following powers and responsibilities:

•	to the Chairman, in addition to legal representation of the Company, as provided for in the bylaws, the following powers:

–	supervision of the preparation of the strategic, business and financial plans and their development and implementation;

–	supervision of the design of organizational structures;

Item 10. Additional Information	Corporate Governance

–	supervision of the economic and financial performance;

–	responsibility for overseeing the examination of the strategic guidelines for the internal control system;

•	to the CEO, in addition to legal representation of the Company, responsibility for the overall governance of the Company and the Group. In particular:

–	responsibility for drawing up, submitting to the Board of Directors and subsequently developing and implementing the strategic, business and financial plans;

–	the definition of the organizational arrangements;

–	all the organizational responsibilities for ensuring the management and development of the business, through the coordination of the organizational aspects not entrusted to the Chairman.

There are no other Telecom Italia executive directors. As of April 1, 2009, Telecom Italia’s non-executive directors are: Cesar Alierta Izuel, Paolo Baratta, Tarak Ben Ammar, Roland Berger, Stefano Cao, Elio Catania, Jaen Paul Fitoussi, Julio Linares Lopez, Berardino Libonati, Gaetano Micciché, Aldo Minucci, Renato Pagliaro, Luigi Zingales.

As a result of the shareholders’ agreement providing for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently, Cesar Alierta Izuel and Julio Linares Lopez committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinian telecommunications markets.

In addition,

•

in compliance with the ANATEL Ruling, in 2007 the Board of Directors of Telecom Italia adopted an ad hoc internal procedure aimed at assuring the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica;

•

in December 2008 the Board of Directors of Telecom Italia adopted a corresponding internal procedure that formalizes the already existing separation between the activities of the Telecom Italia Group and the Telefónica Group in the Argentine telecommunications market;

•

taking into consideration the contents of Resolution 04/09 issued in January 2009 by the Argentinean antitrust Authority, the Board of Directors of Telecom Italia approved a modification of the governance of Telecom Italia Group with respect to the Argentinean market.

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. The Self Regulatory Code foresees three Committees: the Executive Committee, the Nomination and Remuneration Committee, the Internal Control and Corporate Governance Committee.

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

Executive Committee

The Executive Committee was established on April, 15, 2008 and is composed of Executive Directors (who coordinate the Committee’s activity with the management) and non-executive directors. The Committee’s Chair is entrusted to the Chairman of the Board of Directors.

Item 10. Additional Information	Corporate Governance

The Committee is charged with monitoring the performance of operations at Company and Group level, approving the executive directors’ proposals for macro organizational arrangements, submitting opinions to the Board on the budget and the strategic, business and financial plans of the Company and the Group and performing any other tasks delegated by the Board of Directors.

Internal Control and Corporate Governance Committee

In accordance with Borsa Italiana’s Code of Corporate Governance, on which the Company’s own Code is modeled, the Committee assists the Board of Directors in the performance of its tasks in matters concerning internal control and assesses, together with the manager responsible for preparing the Company’s financial reports and the external auditor, the correctness of the application of accounting standards and their uniformity for the purpose of preparing consolidated financial statements.

In Telecom Italia the Committee also:

•	monitors compliance with the rules of corporate governance and their updating;

•

express its opinion on the proposals for appointing, removing and assigning duties to the person responsible for internal control and the manager responsible for preparing the Company’s financial reports;

•	defines the procedures and time limit for conducting the “board performance evaluation”; and

•	performs the additional tasks that may be assigned to it by the board of directors.

Nomination and Remuneration Committee

The Committee is charged with putting forward proposals for the remuneration of the directors who hold particular offices and criteria for the remuneration of the Company’s senior management and (dating from April 15, 2008) with the nomination of candidates for the Board of Directors in the event of replacement of an independent board member.

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

Item 10. Additional Information	Corporate Governance

that is the consortium company Telecom Italia Audit & Compliance Services. The functions assigned to this entity are to assist in verifying the adequacy and effectiveness of the internal control system and, where weaknesses are found, to propose appropriate remedies. This solution maximizes the independence of the person responsible for internal control from the Company’s structures, which reports to the competent director (the Chairman, Gabriele Galateri di Genola), the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

As from 2005 the Group Compliance Officer performs a role of liaison and coordination among the plans for the improvement of the Group’s internal control system and is responsible for monitoring and facilitating the relationship between management and the internal control system.

As regards internal controls over financial reporting, the Company has drawn on the substantial work done in order to comply with US reporting requirements to fulfill the transparency requirements introduced by Article 154-bis of the Consolidated Law on Finance, which to a large extent correspond to the US requirements.

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

The 231 Organizational Model is subject to ongoing upgrading. Some revisions are made necessary by changes in the law, while others are proposed when deemed appropriate in the light of the results of the model’s application. Monitoring of the functioning and compliance with the model is performed by a Supervisory Panel made up of a member of the Board of Statutory Auditors (in 2008 and up to the appointment of the new Board of Statutory Auditors by the Shareholders’ Meeting on April 8, 2009, Ferdinando Superti Furga, Chairman), an independent director on the Internal Control and Corporate Governance Committee (Paolo Baratta) and the head of the internal control system in the person of the Chairman of Telecom Italia Audit & Compliance Services. The Panel reports to the Board of Directors, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

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

Item 10. Additional Information	Corporate Governance

In 2008 the Board of Auditors met 25 times, often jointly with the Internal Control and Corporate Governance Committee. In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

Appointment

Telecom Italia’s Board of Auditors is composed of five regular auditors, and four alternate auditors. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and two alternate auditor are drawn from the so called “majority slate” (that is a slate that obtained the majority of the votes cast by the shareholders), two regular auditors and two alternate auditors are taken from the other slates, so called “minority slates”.

Pursuant to applicable Italian law, the Chairman of the Board of Auditors is appointed by the shareholders’ meeting from among the auditors elected from a “minority slate”.

Auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of April 8, 2009, on the basis of three slates presented respectively by Telco (presently Telecom Italia’s largest shareholder), Findim (presently Telecom Italia’s second largest shareholder) and by a group of minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianluca Ponzellini were elected from the “majority slate”, while Enrico Maria Bignami and Lorenzo Pozza were elected from the “minority slates”. Enrico Maria Bignami was also appointed as Chairman of the Board.

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

In view of its responsibilities under Italian law and the obligations deriving from US law, the Board of Auditors adopted a complaints procedure for receiving, retaining and treating the “reports” it receives. Such reports can be of the following kinds:

•	statements of violations submitted by shareholders concerning matters deemed to be improper;

Item 10. Additional Information	Corporate Governance

•	complaints by any person, thus including non-shareholders, concerning alleged irregularities, improper facts or, more generally, any problem or issue deemed to merit investigation by the control body;

•	complaints specifically regarding accounting, internal accounting controls, or auditing matters;

•	confidential, possibly anonymous submissions of “concerns” by employees of the Company or the Group regarding questionable accounting or auditing matters.

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

It is compulsory for issuers to approve their annual financial statements and publish their annual report within 120 days of the close of their fiscal year.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

As a rule shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice in Gazzetta Ufficiale della Repubblica Italiana at least 30 days before the date fixed for the meeting. The notice must also be published in at least one national daily newspaper. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”).

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

Transparent relations with the financial markets, and the provision of accurate information are paramount for Telecom Italia Group.

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

With reference to the preparation of the financial statements for 2008, the procedures for the Preparation of the Telecom Italia 2008 annual report for Italian purposes and Telecom Italia 2008 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than €10,000. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,000 in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,000 to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €10,000 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

Recent amendments

The shareholders’ meeting held on April 8, 2009 amended article 5 of the bylaws as described in “—10.4 Description of capital stock”.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 8, 2009, the subscribed and fully paid-up capital stock was equal to €10,673,803,873.70 divided into 13,380,795,473 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of €0.55.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors, resolved to increase the share capital by up to a maximum of €624,936,779.50 (at April 8, 2009 €125,744,378.10), by means of the issue of up to a maximum of 1,136,248,690 (at April 8, 2009 228,626,142) Ordinary Shares with a par value of €0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of €183,386,986.75 (at April 8, 2009 €14,041,572.05), by means of the issue of up to a maximum of 333,430,885 (at April 8, 2009 25,530,131) Ordinary Shares with a par value of €0.55 each, divided into the following outstanding divisible tranches:

•

a tranche of up to a maximum of €21,422,652.90 (at April 8, 2009 €3,994,053.25) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at April 8, 2009 7,261,915) Shares with a par value of €0.55 each, to be subscribed for at a total price of €9.203 per option held (i.e. at a price of €2.788052 for each newly-issued Share);

•

a tranche of up to a maximum of €50,268,799.90 (at April 8, 2009 €10,047,518.80) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at April 8, 2009 18,268,216) Shares with a par value of € 0.55 each, to be subscribed for at a total price for the different options of respectively €9.665 and €7.952 per option held (i.e. at a price for the different options of respectively € 2.928015 and €2.409061 for each newly-issued Share).

The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of €38,655,832.60 (at April 8, 2009 €1,141,609.15), by means of the issue of up to a maximum of 70,283,332 (at April 8, 2009 2,075,653) Ordinary Shares with a par value of €0.55 each, divided into several divisible tranches with a tranche still outstanding of up to a maximum of €3,192,173.05 (at April 8, 2009 €1,141,609.15) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at April 8, 2009 2,075,653) Shares with a par value of €0.55 each, to be subscribed for at a total price of €5.07 per option held (i.e. at a price of €2.930636 for each newly-issued share).

Telecom Italia’s Extraordinary Shareholders’ Meeting of April 8, 2009, while revoking the corresponding, already existing mandates to increase the share capital and issue convertible bonds granted to the Board of Directors by the Extraordinary Shareholders’ Meeting of May 6, 2004, resolved that for five years starting from April 8, 2009 the Board of Directors may:

•

increase the share capital in one or more tranches by up to a maximum total amount of €880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 Ordinary Shares, to be offered in whole or in part with the right of pre-emption to persons having entitlement or, including just a part thereof, to employees of the Company and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134, paragraph 2 of Legislative Decree 58/1998. Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time;

•	issue, in one or more tranches and for up to a maximum of five years from April 8, 2009, convertible bonds up to a maximum amount of €1,000,000,000.

Up until now, the aforementioned powers have not been exercised.

Item 10. Additional Information	Description of Capital Stock

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

Voting rights relating to Ordinary Shares and Savings Shares that have not been deposited with Monte Titoli may be exercised only by depositing them with an authorized intermediary. The Company may act as an intermediary for its own shares.

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

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net income in the amount up to 5% of the par value of their shares. If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is higher by 2% of its par value than the dividend per Ordinary Share.

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

Item 10. Additional Information	Description of Capital Stock

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolutions taken by an extraordinary Shareholders’ Meeting with the affirmative vote of holders of more than 50% of the Ordinary Shares outstanding. This majority is required at the first, second and third call. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and this is confirmed in the proper independent auditors’ report.

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

Item 10. Additional Information	Description of Capital Stock

As of April 8, 2009, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

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

Shareholder agreements concerning the voting shares of a listed company must be notified to Consob, published in abridged form in the daily press and filed with the Company Register of the place where the company has its registered office if they provide for duties of consultation before voting, set limits on the transfer or provide for the purchase of the relevant shares, have as their object or effect the exercise of a dominant influence on the company, aim to encourage or frustrate a takeover bid or equity swap, including commitments relating to non-participation in a takeover bid. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it.

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—4.2 Regulation—Competition Law”.

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

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Exchange Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. New Telecom Italia completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. New Telecom Italia has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Ordinary Shares in registered form, par value €0.55 each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value €0.55 each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

10.6    TAXATION

Unless otherwise indicated, for purposes of the following discussion regarding taxation the Ordinary Shares and the Savings Shares are collectively referred to as the “Telecom Italia Shares”.

10.6.1    ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Shares, Savings Shares or ADRs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADRs. For purposes of Italian law and the Italian-U.S. Income Tax Convention (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be.

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

All shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute income tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute income tax is levied by, and under the responsibility of, the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system. With respect to any dividends paid within the above mentioned centralized deposit, Telecom Italia assumes no responsibility for the withholding of tax at the source (and application of tax treaties, as stated below) as such responsibility lies entirely on the Italian authorized intermediaries with whom the securities are deposited.

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

U.S. resident beneficial owners of Shares and ADRs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner qualifies for the benefits of the Treaty, is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend.

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADRs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i)

a declaration by the beneficial owner containing all the data identifying such person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

(ii)

in the case of a U.S. holder, a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission.

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

The Italian Budget Law for 2008 (Law No. 244 of December 24, 2007) introduced, among other provisions, some changes regarding dividends paid to non-residents. According to these new rules, the Italian withholding tax rate of 27%, currently levied on dividends paid to non-residents, is reduced to 1.375%, provided that the beneficiary of the dividends:

•	is subject to corporate income tax in its home State country; and

•

is resident in another Member State of the European Union or of the European Economic Area listed in the New White List to be issued by the Ministry of Finance pursuant to the (new) Article 168-bis of the Italian Tax Code (see below).

It follows that such rate reduction is not available for non-resident individuals or entities not subject to corporate taxation, regardless of where they are located.

The new rate applies to distribution of profits that have been realized in tax periods starting on or after January 1, 2008.

A new ministerial decree will be issued and will provide a new list of States and territories allowing an adequate exchange of information with the Italian tax authorities (i.e. the “New White List”). It should differ from the existing white list, as the new provision refers to the existence of an effective exchange of information.

The above provision will become effective as from the tax period following the one when such ministerial decree will be enacted. Transitional provisions are provided. As a matter of fact, up to the effectiveness of the new provisions, reference has to be made to the States and territories currently listed into the Decree of the Ministry of Finance dated as of September 4, 1996 and following modifications.

Transfer Tax

No transfer tax is due upon the transfer of shares and securities under Italian laws since Italian transfer tax—formerly provided for by the Royal Decree No. 3278 of 30th December, 1923, as amended and supplemented by the Legislative Decree No. 435 of November 21, 1997—has been abolished starting from December 31, 2007.

Following the repeal of the Italian Transfer tax, contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at rate of €168; (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

Item 10. Additional Information	Taxation

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or de-merger of Italian companies does not constitute a disposal of shares. In such transactions, the tax value and the holding period of the exchanged shares is carried over to the shares received in the exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies whose shares or ADSs are listed on a stock exchange and resident in Italy for tax purposes (as is Telecom Italia’s case) are not subject to CGT.

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

(i)

transfers in favor of the spouse and of direct descendants or ascendants are subject to an inheritance and gift tax applied at a rate of 4% on the value of the inheritance or the gift exceeding €1,000,000 (per beneficiary);

(ii)

transfers in favor of the brothers and sisters are subject to an inheritance and gift tax applied at a rate of 6% on the value of the inheritance or the gift exceeding €100,000 (per beneficiary). The same tax rate applies in favor of handicapped individuals on the value of inheritance or gift exceeding €1,500,000 (per beneficiary);

(iii)

transfers in favor of all other relatives up to the fourth degree or relatives-in-law up to the third degree, are subject to an inheritance and gift tax applied at a rate of 6% on the entire value of the inheritance or the gift;

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

10.6.2    UNITED STATES FEDERAL INCOME TAXATION

The following summary describes the material U.S. federal income tax consequences of the ownership and sale of Telecom Italia Shares, including Telecom Italia Shares represented by ADRs evidenced by ADSs, that are generally applicable to U.S. holders described herein who own Telecom Italia Shares or ADSs as capital assets for U.S. federal income tax purposes, but it does not purport to be a comprehensive description of all of the tax

Item 10. Additional Information	Taxation

considerations that may be relevant to a particular person’s ownership such securities. For these purposes, you are a U.S. holder if you are a beneficial owner of Telecom Italia Shares or ADSs who is eligible for the benefits of the Treaty and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative announcements, and judicial decisions, as well as the Treaty. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences.

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom American depository shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with U.S. holders of American depository shares claiming foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes by ADS holders and the availability of the reduced tax rate on dividends received by certain non-corporate U.S. holders, both discussed below, could be affected by actions that may be taken by parties to whom ADSs are pre-released or intermediaries in the chain of ownership.

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

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of the Company’s voting stock;

•	persons who acquire Telecom Italia Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding Telecom Italia shares or ADSs in connection with a trade or business conducted outside the United States.

Please consult your tax advisor with regard to the application of U.S. federal income tax laws to the Telecom Italia Shares or ADSs, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. For U.S. federal income tax purposes, owners of ADRs evidencing ADSs will generally be treated as owners of the underlying Shares or Savings Shares, as the case may be, represented by those ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

Item 10. Additional Information	Taxation

This discussion assumes that the Company was not a passive foreign investment company for 2008 (as discussed below).

Taxation of dividends

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends. If you are a non-corporate U.S. holder, subject to applicable limitations that may vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Non corporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate. If you are a corporate U.S. holder you will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. holders of ADSs, or by the U.S. holder, in the case of U.S. holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions at a rate not in excess of that provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s U.S. federal income tax liability (See “Section 10.6.1—Italian Taxation—Income Tax” for a discussion of how to obtain the Treaty withholding rate). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, you may, at your election, deduct such Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your tax advisor concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

Taxation of capital gains

You will generally recognize U.S. source capital gain or loss on the sale or exchange of Telecom Italia Shares or ADSs, which will be long-term capital gain or loss if the Telecom Italia Shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between the amount realized and your adjusted tax basis in the Telecom Italia Shares or ADSs in each case as determined in U.S. dollars. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2008. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. holder.

Item 10. Additional Information	Taxation

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

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

Item 10. Additional Information	Documents on Display

10.7    DOCUMENTS ON DISPLAY

We file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at the website www.sec.gov.

Our ADSs are listed on the New York Stock Exchange under the symbol “TI”. You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We are subject to the informational requirements of the Italian securities commission and the Italian stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Italian securities commission and the Italian stock exchanges. You may read such reports, statements and other information, including the annual and biannual financial statements, at the public reference facilities maintained in Milan or at the website www.borsaitaliana.it. Some of our Italian securities commission filings are also available at the website maintained by the Italian securities commission at the website www.consob.it.

As described elsewhere in this Annual Report, certain reports, statements and presentations related to Telecom Italia can be found on our website at www.telecomitalia.it.

We have appointed JPMorgan Chase Bank, N.A. to act as depositary for our ADSs. JPMorgan Chase Bank will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADSs. Any record holder of our ADSs may read such reports and communications or summaries thereof at JPMorgan Chase Bank’s office located at 4 New York Plaza, New York, New York 10004.

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

With regard to the quantitative and qualitative disclosures about market risks, please see the “Note—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere herein, which provides:

•	the objectives and the policies for the management of the financial risks of Telecom Italia Group, and

•	the sensitivity analysis of the market risks we are exposed to.

The above mentioned Note should be read in conjunction with the “Note—Accounting Policies”, “Note—Derivatives” and “Note—Supplementary Disclosures on Financial Instruments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, which provide other information relating to financial instruments.

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

Item 15.    CONTROLS AND PROCEDURES

15.1    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the CEO and CFO including the Financial Disclosure Support Group (made up of managers from the Administration Finance and Control, the Human Resources and Organization, and the legal departments, together with the following representatives of Telecom Italia Audit and Compliance Services: the Compliance Division and the IT Risk & Security Governance), according to the Company’s 404 Process guidelines (revised in order to meet also the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the CEO and the CFO of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

Reconta, Ernst & Young S.p.A., the registered public accounting firm that audited the financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2008. Their attestation report on internal control over financial reporting appears below.

Item 15. Controls And Procedures

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecom Italia’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telecom Italia S.p.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy March 16, 2009

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

After its reintegration as per the resolutions by the Shareholders’ Meeting of April 16, 2007, the Board of Auditors in office as of April 1, 2009 and up to April 8, 2009 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

The Board of Auditors appointed by the Shareholders’ Meeting of April 8, 2009 has not yet met and resolved on the subject matter.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted a new Code of Ethics and Conduct which applies to the Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy. The Code of Ethics and Conduct is available on Telecom Italia’s website at www.telecomitalia.it. “Item 16G. Corporate Governance—16.1.1 Differences Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as Telecom Italia’s primary independent auditors since the year ended December 31, 2001.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2008 and 2007.

	For the fiscal year ended December 31,
Type of Fees	2008	2007
	(thousands of Euro)
Audit Fees(1)	12,642	13,290
Audit-related Fees(2)	2,370	892

Total	15,012	14,182

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

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

During 2008 and, in particular, between September 12, and 23, 2008, Telecom Italia S.p.A. bought back, through a mandated intermediary, 25,000,000 Ordinary Shares to service the free Telecom Italia Ordinary Shares granting plan, named “Performance Share Granting” plan, for top management of Telecom Italia or its subsidiaries, approved by the shareholders’ meeting held on April 16, 2007. The average price paid per share was €1.08397.

Item 16G. Corporate Governance	16.1 Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

Item 16G.    CORPORATE GOVERNANCE

16.1    DIFFERENCES IN TELECOM ITALIA’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Self-Regulatory Code incorporates by reference the same independence criteria set forth by the Borsa Italiana Code. As of April 1, 2009, 5 out of 15 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

See also below under “Item 10. Additional Information—10.1.2 General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet al least once a year without management present.

Telecom Italia’s Self-Regulatory Code sets forth the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2008 a total of two such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. Up to April 14, 2008 the position was held by Mr. Domenico De Sole, who, following the election of the new Board by the Shareholders’ Meeting, was replaced by Paolo Baratta. See also below under “Item 10. Additional Information—10.1.2 General—Board of Directors—Executive Directors and Activities of the Board”.

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

Article 9 of Telecom Italia’s bylaws provides for the members of the Board of Directors to be elected using the slate system, which permits shareholders, who, alone or together, hold shares representing at least 0.5% of the share capital, to put forward slates of nominees for the appointment as directors: the system is intended to ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

On the other hand, Telecom Italia has an Internal Control and Corporate Governance Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate) which, among other activities, actively participates and assists in developing and implementing the corporate

Item 16G. Corporate Governance	16.1 Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

governance procedures adopted by Telecom Italia. In addition, the Company’s Self-Regulatory Code entrusts the Nomination and Remuneration Committee with a nomination responsibility, when it is necessary to substitute an independent director.

See also below under “Item 10. Additional Information—10.1.2 General—Board of Directors—Internal Committees”.

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

Telecom Italia has a Nomination and Remuneration Committee, made up of a majority of independent directors (one of them chosen from a minority slate). In accordance with Telecom Italia’s by-laws and the Self-Regulatory Code, the remuneration of the Chairman and the Managing Director is determined by the Board, on the basis of proposals defined by the Committee. Moreover, the Remuneration Committee provides advice regarding remuneration criteria for the Company’s senior management and is entrusted with the power of proposing candidates for the Board of Directors, in the event of replacement of an independent board member.

See also below under “Item 10. Additional Information—10.1.2 General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on May 30, 2008, 2008. See also below under “Item 10. Additional Information—10.1.2 General—Board of Directors—Internal Control System” and “Item 10. Additional Information—10.1.2 General—Board of Directors—Board of Auditors”.

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

Telecom Italia has adopted such a Code. See also below under “Item 10. Additional Information—10.1.2 General—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on May 30, 2008.

Item 17. Financial Statements

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(b) Exhibits

1.1   Bylaws of the Company (please note that the attached Bylaws will become effective only upon registration with the Italian Companies Register).

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

(a) 2002 Top Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

(e) Top 2008 Plan—Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A.(7)

(f) Performance Share Granting 2008.

7.1 Statement explaining computation of ratio of “earnings to fixed charges”.

8.1 List of Subsidiaries.(8)

12(a) Certification by the Chief Executive Officer of Telecom Italia S.p.A..

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

12(b) Certification by the Head of Administration, Finance and Control of Telecom Italia S.p.A..

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15(a) Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(7)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 8, 2008 (File No. 001-13882).

(8)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/S/ FRANCO BERNABÈ
Name:	Franco Bernabè
Title:	Chief Executive Officer

Dated April 10, 2009

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia S.p.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

March 16, 2009

Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007— ASSETS

		As of December 31,
	Note	2008	2007
		(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill	4	43,891	44,420
Intangible assets with a finite useful life	5	6,492	6,985

		50,383	51,405

Tangible assets	6
Property, plant and equipment owned		14,252	15,484
Assets held under finance leases		1,410	1,450

		15,662	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7	496	484
Other investments	7	57	57
Securities, financial receivables and other non-current financial assets	7	2,663	695
Miscellaneous receivables and other non-current assets	7	694	866
Deferred tax assets	8	987	247

		4,897	2,349

TOTAL NON-CURRENT ASSETS (A)		70,942	70,688

CURRENT ASSETS
Inventories	9	379	308
Trade and miscellaneous receivables and other current assets	10	8,101	9,088
Current income tax receivables	11	73	101
Investments	12	39	—
Securities other than investments	13	185	390
Financial receivables and other current financial assets	14	491	377
Cash and cash equivalents	15	5,416	6,473

Current assets sub-total		14,684	16,737

Discontinued operations/Non-current assets held for sale	16
—of a financial nature		—	—
—of a non-financial nature		9	—

		9	—

TOTAL CURRENT ASSETS (B)		14,693	16,737

TOTAL ASSETS (A+B)		85,635	87,425

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007— EQUITY AND LIABILITIES

		As of December 31,
	Note	2008	2007
		(millions of Euro)
EQUITY	17
Share capital issued		10,674	10,674
Less: treasury shares		(83)	(69)

Share capital		10,591	10,605
Paid-in capital		1,689	1,689
Other reserves and retained earnings (accumulated losses), including profit for the year		13,846	13,628

Equity attributable to equity holders of the Parent		26,126	25,922
Equity attributable to Minority Interest		730	1,063

TOTAL EQUITY (A)		26,856	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	18	36,527	37,051
Employee benefits	22	1,212	1,151
Deferred tax liabilities	8	386	586
Provisions	23	692	903
Miscellaneous payables and other non-current liabilities	24	1,539	1,587

TOTAL NON-CURRENT LIABILITIES (B)		40,356	41,278

CURRENT LIABILITIES
Current financial liabilities	18	6,267	6,585
Trade and miscellaneous payables and other current liabilities	25	10,896	12,380
Current income tax payables	26	1,260	197

Current liabilities sub-total		18,423	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
—of a financial nature		—	—
—of a non-financial nature		—	—

	16	—	—

TOTAL CURRENT LIABILITIES (C)		18,423	19,162

TOTAL LIABILITIES (D=B+C)		58,779	60,440

TOTAL EQUITY AND LIABILITIES (A+D)		85,635	87,425

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Income Statements

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

		Year ended December 31,
	Note	2008	2007	2006
		(millions of Euro)
Revenues	28	30,158	31,013	31,037
Other income	29	356	406	590

Total operating revenues and other income		30,514	31,419	31,627

Acquisition of goods and services	30	(13,876)	(14,255)	(13,902)
Employee benefits expenses	31	(4,220)	(3,822)	(3,741)
Other operating expenses	32	(1,696)	(2,231)	(1,524)
Changes in inventories		114	11	8
Internally generated assets	33	531	546	477
Depreciation and amortization	34	(5,906)	(5,674)	(5,393)
Gains (losses) on disposals of non-current assets	35	35	5	105
Impairment reversals (losses) on non-current assets	36	(33)	(44)	(22)

Operating profit		5,463	5,955	7,635

Share of profits (losses) of associates and joint ventures accounted for using the equity method		64	86	51
Other income (expenses) from investments	37	4	467	237
Finance income	38	3,724	2,908	2,811
Finance expenses	39	(6,358)	(5,092)	(5,011)

Profit before tax from continuing operations		2,897	4,324	5,723
Income tax expense	40	(653)	(1,683)	(2,520)

Profit from continuing operations		2,244	2,641	3,203
Profit (loss) from Discontinued operations/Non-current assets held for sale	16	(29)	(186)	(200)

Profit for the year		2,215	2,455	3,003
Of which:
• Profit attributable to equity holders of the Parent		2,214	2,448	3,014
• Profit (loss) attributable to Minority Interest		1	7	(11)

		Year ended December 31,
		2008	2007	2006
		(Euro)
Basic and Diluted Earnings Per Share (EPS)(*)	41
—Ordinary Share		0.11	0.12	0.15
—Savings Share		0.12	0.13	0.16

Of which:
—From continuing operations
—Ordinary Share		0.11	0.13	0.16
—Savings Share		0.12	0.14	0.17
—From Discontinued operations/Non-current assets held for sale
—Ordinary Share		—	(0.01)	(0.01)
—Savings Share		—	(0.01)	(0.01)

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

•	CHANGES IN EQUITY IN 2006

	Equity attributable to equity holders of the Parent
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses), including profit for the year	Total	Equity attributable to Minority Interest	Total equity
	(millions of Euro)
Balance at December 31, 2005	10,599	6,465	793	7,805	25,662	1,323	26,985
Application of Legislative Decree No. 38/2005	—	(4,796)	—	4,796	—	—	—

Balance at December 31, 2005	10,599	1,669	793	12,601	25,662	1,323	26,985

Changes in equity in 2006
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	68	68	—	68
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(48)	(48)	—	(48)
• Gains or losses transferred to the income statement	—	—	—	290	290	—	290
Exchange differences on translating foreign operations	—	—	(119)	—	(119)	(44)	(163)
Tax on items taken directly to or transferred from equity	—	—	—	(83)	(83)	—	(83)

Net income (loss) recognized directly in equity	—	—	(119)	227	108	(44)	64

Profit for the year	—	—	—	3,014	3,014	(11)	3,003

Total recognized income and expense for the year	—	—	(119)	3,241	3,122	(55)	3,067

• Dividends approved	—	—	—	(2,766)	(2,766)	(236)	(3,002)
• Conversion of bonds	6	20	—	(4)	22	—	22
• Exercise of share options	—	—	—	—	—	2	2
• Reorganization of Mobile business segment in Brazil	—	—	—	(59)	(59)	59	—
• Changes in the scope of consolidation	—	—	12	—	12	(15)	(3)
• Other changes	—	—	—	25	25	2	27

Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2007

	Equity attributable to equity holders of the Parent
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses), including profit for the year	Total	Equity attributable to Minority Interest	Total equity
	(millions of Euro)
Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

Changes in equity in 2007
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	(57)	(57)	—	(57)
• Gains or losses transferred to the income statement	—	—	—	(138)	(138)	—	(138)
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	(114)	(114)	—	(114)
• Gains or losses transferred to the income statement	—	—	—	468	468	—	468
Exchange differences on translating foreign operations	—	—	203	—	203	54	257
Exchange differences transferred to the income statement on disposals of investments	—	—	(55)	—	(55)	—	(55)
Tax on items taken directly to or transferred from equity	—	—	—	(85)	(85)	—	(85)

Net income (loss) recognized directly in equity	—	—	148	74	222	54	276

Profit for the year	—	—	—	2,448	2,448	7	2,455

Total recognized income and expense for the year	—	—	148	2,522	2,670	61	2,731

• Dividends approved	—	—	—	(2,766)	(2,766)	(74)	(2,840)
• Conversion of bonds	—	—	—	2	2	—	2
• Changes in the scope of consolidation	—	—	—	—	—	(2)	(2)
• Other changes	—	—	—	(2)	(2)	(2)	(4)

Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2008

	Equity attributable to equity holders of the Parent					Equity attributable to Minority Interest	Total equity
	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings (accumulated losses), including profit for the year	Total
	(millions of Euro)
Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

Changes in equity in 2008
Available-for-sale financial assets:
• Valuation gains or losses taken to equity	—	—	—	(2)	(2)	—	(2)
Cash flow hedges:
• Gains or losses taken to equity	—	—	—	122	122	—	122
• Gains or losses transferred to the income statement	—	—	—	211	211	—	211
Exchange differences on translating foreign operations	—	—	(616)	—	(616)	(162)	(778)
Tax on items taken directly to or transferred from equity	—	—	—	(106)	(106)	—	(106)

Net income (loss) recognized directly in equity	—	—	(616)	225	(391)	(162)	(553)

Profit for the year	—	—	—	2,214	2,214	1	2,215

Total recognized income and expense for the year	—	—	(616)	2,439	1,823	(161)	1,662

• Dividends approved	—	—	—	(1609)	(1,609)	(59)	(1,668)
• Granting of equity instruments	—	—	—	1	1	—	1
• Treasury share	(14)	—	—	(13)	(27)	—	(27)
• Changes in the scope of consolidation	—	—	—	—	—	(117)	(117)
• Other changes	—	—	—	16	16	4	20

Balance at December 31, 2008	10,591	1,689	218	13,628	26,126	730	26,856

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

		Year ended December 31,
	Note	2008	2007	2006
		(millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		2,244	2,641	3,203
Adjustments for:
Depreciation and amortization		5,906	5,674	5,393
Impairment losses (reversals) on non-current assets (including investments)		233	(34)	1
Net change in deferred tax assets and liabilities		(1,043)	931	1,844
Losses (gains) realized on disposals of non-current assets (including investments)		(37)	(467)	(326)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(64)	(86)	(51)
Change in employee benefits		233	(214)	(114)
Change in inventories		(74)	(16)	—
Change in trade receivables and net amounts due from customers on construction contracts		748	79	(429)
Change in trade payables		(637)	783	(53)
Net change in miscellaneous receivables/payables and other assets/liabilities		896	(520)	(165)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		8,405	8,771	9,303

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(2,514)	(2,253)	(2,029)
Purchase of tangible assets on an accrual basis	6	(2,851)	(3,117)	(2,848)

Total purchase of intangible and tangible assets on an accrual basis		(5,365)	(5,370)	(4,877)
Change in amounts due to fixed asset suppliers		(440)	242	2

Total purchase of intangible and tangible assets on a cash basis		(5,805)	(5,128)	(4,875)
Acquisition of subsidiaries and businesses, net of cash acquired		—	(636)	—
Acquisition of other investments	7	(6)	(1)	(206)
Change in financial receivables and other financial assets		(1,612)	201	(557)
Proceeds from sale of subsidiaries, net of cash disposed of		452	4	345
Proceeds from sale/repayments of intangible, tangible and other non-current assets		97	1,162	1,054

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(6,874)	(4,398)	(4,239)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		1,267	202	(196)
Proceeds from non-current financial liabilities (including current portion)		2,357	2,622	5,219
Repayments of non-current financial liabilities (including current portion)		(4,315)	(5,218)	(9,993)
Proceeds from equity instruments		1	—	2
Considerations paid for equity instruments		(27)	—	—
Dividends paid		(1,665)	(2,831)	(2,997)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,382)	(5,225)	(7,965)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	16	(10)	72	(81)

AGGREGATE CASH FLOWS (E=A+B+C+D)		(861)	(780)	(2,982)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		6,204	6,960	9,958

Net foreign exchange differences on net cash and cash equivalents (G)		(117)	24	(16)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		5,226	6,204	6,960

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Cash Flow Statements

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(633)	(501)	(566)

Interest expense paid	(3,429)	(3,752)	(3,108)

Interest income received	1,256	1,513	1,156

Dividends received	49	59	63

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	6,449	7,260	10,298
• Bank overdrafts repayable on demand—from continuing operations	(275)	(258)	(383)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	30	5	64
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	(47)	(21)

	6,204	6,960	9,958

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,416	6,449	7,260
• Bank overdrafts repayable on demand—from continuing operations	(190)	(275)	(258)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	30	5
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	(47)

	5,226	6,204	6,960

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. (“Telecom Italia”) and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed in euro rounded to the nearest million, unless otherwise indicated, which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies”.

The consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis (for further details please refer to Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Comparative figures for the years 2007 and 2006 have also been presented in accordance with IAS 1 (Presentation of Financial Statements).

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

In 2008, the Group applied the accounting policies on a basis consistent with previous years and did not elect the early adoption of any IFRS.

Publication of the consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2008 was approved by resolution of the board of directors’ meeting held on February 27, 2009.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated balance sheets have been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•	the consolidated cash flow statements have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT INFORMATION

The Telecom Italia Group is organized by business segment as follows:

•	Domestic Business Unit: includes Telecommunications operations of Telecom Italia S.p.A. (fixed and mobile) and the Telecom Italia Sparkle group (fixed) and the relative support activities;

•	Brazil Business Unit: comprises Telecommunications activities in Brazil;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	European BroadBand Business Unit: comprises BroadBand services in Germany and the Netherlands;

•	Media Business Unit: includes Television and News activities;

•	Olivetti Business Unit: comprises activities for the manufacture of digital printing systems and office products;

•	Other Operations: include financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2008 compared to December 31, 2007 are listed below:

a)	Companies included in the scope of consolidation (*):

Company		Business Unit	Month
Purple Tulip B.V.	new acquisition	Other Operations	December 2008

Telecom Italia Sparkle Bulgaria EOOD	newly formed	Domestic	December 2008

Telecom Italia Sparkle Czech S.R.O.	newly formed	Domestic	September 2008

Telecom Italia Sparkle Est S.r.l.	newly formed	Domestic	November 2008

Telecom Italia Sparkle Hungary Limited Liability Company	newly formed	Domestic	September 2008

Telecom Italia Sparkle Slovakia S.R.O.	newly formed	Domestic	November 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.

b)	Companies excluded from the scope of consolidation (*):

Company		Business Unit	Month
Ascai Servizi S.r.l. (in liquidation)	liquidated	Other Operations	December 2008

Entel Bolivia group: • Entel S.A. Empresa Nacional de Telecomunicaciones-Bolivia • Datacom S.A.	classified as an Available-for-sale financial asset under Current assets	Other Operations	April 2008

Liberty Surf Group: • Liberty Surf Group S.A.S. • Intercall S.A. • Liberty Surf Network B.V. (in liquidation) • Telecom Italia S.A.S.	disposed of	European BroadBand	August 2008

Iridium Italia S.p.A (in liquidation)	liquidated	Other Operations	November 2008

Mediterranean Nautilus Inc.	liquidated	Domestic	May 2008

Milano Design Studio S.r.l.	disposed of	Media	January 2008

Olivetti Colombiana S.A. (in liquidation)	liquidated	Olivetti	January 2008

Olivetti de Argentina S.A.C.e I (in liquidation)	liquidated	Olivetti	August 2008

Olivetti de Puerto Rico Inc.	liquidated	Olivetti	August 2008

Saturn Venture Partners LLC	liquidated	Other Operations	May 2008

SCS Comunicazione Integrata S.p.A. (in liquidation)	liquidated	Media	March 2008

Telsi Unlimited	liquidated	Other Operations	May 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)	Companies merged:

Company		Business Unit	Month
Diaspron do Brasil S.A. (in liquidation)	merged in Telecom Italia Latam S.A. (ex Olivetti do Brasil S.A.)	Other Operations	October 2008

Multidata S.A. Eletronica Ind. e Comercio (in liquidation)	merged in Telecom Italia Latam S.A. (ex Olivetti do Brasil S.A.)	Other Operations	October 2008

Telecom Italia America Latina S.A.	merged in Telecom Italia Latam S.A. (ex Olivetti do Brasil S.A.)	Other Operations	January 2008

Tiemme Sistemi S.r.l.	merged in Olivetti S.p.A.	Olivetti	April 2008

Tim International N.V.	merged in Telecom Italia International N.V.	Other Operations	June 2008

The changes in the scope of consolidation at December 31, 2007 compared to December 31, 2006 were mainly due to the inclusion of the AOL companies in Germany (AOL Service Germany GmbH, AOL Erste Beteiligungsgesellschaft GmbH, AOL Zweite Beteiligungsgesellschaft GmbH and AOL Deutschland GmbH & Co KG). These companies were acquired at the end of February 2007, consolidated from March 1, 2007 and merged in HanseNet Telekommunikation GmbH in June 2007.

At December 31, 2008 and 2007, subsidiaries, associates and joint ventures of Telecom Italia can be analyzed as follows.

	As of December 31, 2008
	Italy	Abroad	Total
Companies:
– subsidiaries consolidated line-by-line	33	70	103
– joint ventures accounted for using the equity method	1	1	2
– associates accounted for using the equity method	18	4	22

Total companies	52	75	127

	As of December 31, 2007
	Italy	Abroad	Total
Companies:
– subsidiaries consolidated line-by-line	38	80	118
– joint ventures accounted for using the equity method	2	1	3
– associates accounted for using the equity method	20	8	28

Total companies	60	89	149

For additional details, please refer to the Note “List of companies of the Telecom Italia Group”.

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Reference should be made to the Note “Discontinued operations/Non-current assets held for sale”.

NOTE 2—ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “share capital information” under the Note “Equity”;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The closing date of all the subsidiaries’ financial statements coincides with that of the Parent Telecom Italia.

Control exists when the Telecom Italia Group, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

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

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than Euro are translated using the exchange rates in effect at the balance sheet date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated cash flow statement are translated at the average exchange rates for the year.

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

If losses attributable to minority interest in a consolidated subsidiary exceed the minority interest in the subsidiary’s equity, the excess, and any further losses attributable to the minority interest, are allocated against the equity interest attributable to the equity holders of the Parent except to the extent that the minority interest has a binding obligation, and is able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the interest attributable to the equity holders of the Parent until the minority interest share of losses previously absorbed by the equity holders of the Parent has been recovered.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence commences until the date such influence ceases. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has an obligation to cover such losses.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

In relation to transactions involving interests in companies already controlled, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled:    on acquisition, the Group pays the minority interest in cash or by new shares and, at the same time, eliminates the relative share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the corresponding portion of assets and liabilities acquired. In the case of sales, the difference between the proceeds from the disposal of shares and the corresponding carrying amount in the consolidated financial statements is recognized in the income statement (Parent entity extension method);

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

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

The revision of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this calculation, if any, are recognized with an offsetting entry to the related tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the balance sheet under financial liabilities.

Lease payments are apportioned between interest (recognized in the income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

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

IMPAIRMENT OF ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted near the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the related recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of 3 years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the sector, country or market in which the cash-generating unit (or group of cash-generating units) operates.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to minority interest.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

FINANCIAL INSTRUMENTS

In the context of IFRS first-time adoption, the Group elected to anticipate the adoption of IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

Other unlisted investments classified as “available-for-sale” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

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

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

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

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

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

SALES OF RECEIVABLES

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law No. 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

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

In accordance with IFRS, Discontinued operations/Non current assets held for sale are presented in the financial statements as follows:

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

EMPLOYEE BENEFITS

Provision for employee severance indemnities

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is a deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the balance sheet (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IFRS 1 and IAS 19, in the context of IFRS first-time adoption and for subsequent years, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

These legislative changes introduced starting from 2007 led to a change in the actuarial assumptions and the calculations used for the computation of employee severance indemnities and the related effects have been directly recognized in the income statement.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options and performance share grants). The stock option plans starting from January 1, 2005 and the performance share granting plans are recognized in accordance with IFRS 2 (Share-Based Payment).

The Group elected to apply the exemptions set out in IFRS 1, paragraph 25B, and did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

In accordance with IFRS 2, employee stock options and performance share grants are measured at fair value at the grant date using models that take account of circumstances and factors applicable at the grant date (for instance, for the stock options: option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests over a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the income statement under “Employee benefits expenses”.

At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to the income statement under “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate as of the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the income statement.

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

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunications operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

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

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies

Consolidated Financial Statements	Notes To Consolidated Financial Statements

and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings, principally in the mobile business are contracts with a minimum contractual period of 12 or 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the income statement in the year in which they are incurred.

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves.

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

Taxes, other than income taxes, are included in “Other operating expenses”.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

USE OF ESTIMATES

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows.

Business combinations

The recognition of business combinations requires the excess of the cost of acquisition over net asset value to be allocated to the assets and liabilities of the acquired company. For the majority of assets and liabilities, the allocation of the excess is recognized using a complex process to estimate the assets and liabilities at their fair value. If the unallocated portion is positive, it is recognized as goodwill, and, if negative, it is recognized in the income statement.

Bad debt provisions	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Accruals, contingent liabilities and employee benefits

The estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires management’s assessment and judgment to measure the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•        the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•        the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues;

•        the estimate of the fair value of each component of equipment and/or services packages.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial statement line item	Accounting estimates
Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivatives and equity instruments

The fair value of derivatives and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY THE IASB AND IN FORCE FROM JANUARY 1, 2008

As required by paragraph 28 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2008 are reported below and briefly summarized.

IAS 39 (Financial Instruments: Recognition and Measurements) and IFRS 7 (Financial Instruments: Disclosures) amendments

These amendments allow, in specific circumstances, certain financial assets to be reclassified outside the categories of “financial assets at fair value through profit or loss” and “available-for-sale financial assets”.

The amendments to IFRS 7 introduced new disclosure requirements relating to reclassifications allowed by amended IAS 39.

These amendments did not have any effect on the consolidated financial statements at December 31, 2008 as the Telecom Italia Group did not make any of the allowed reclassifications.

IFRIC 11 (IFRS 2—Group and Treasury Share Transactions)

This interpretation clarifies that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments are accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

The application of this interpretation did not have any effect on the consolidated financial statements at December 31, 2008.

IFRIC 12 (Service Concession Arrangements)

This interpretation offers guidelines to operators on accounting for public and private service concession arrangements that also provide for developing or upgrading dedicated infrastructures by the operator in return for those services.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The consideration which the operator receives for this arrangement may consist of rights to:

•	a financial asset (payments by the grantor); or

•	an intangible asset (right of the operator to charge customers or users for the use of the asset).

IFRIC 12 came into effect from January 1, 2008 and must be applied retrospectively in accordance with IAS 8.

The adoption of this interpretation did not have any effect on the consolidated financial statements.

IFRIC 14 (IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

This interpretation provides general guidelines on how to assess the limit established by IAS 19 on the amount of the net assets of a defined benefit plan that can be recognized in the balance sheet. It also explains how the pension asset or liability may be affected by a minimum funding requirement.

This interpretation is currently not applicable to the Telecom Italia Group.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY THE IASB NOT YET IN FORCE

As required by paragraph 30 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2009 or thereafter are reported below and briefly summarized.

IAS 1 (Presentation of Financial Statements) amendments

The main changes introduced provide for:

•	the presentation of all owner changes in equity in the statement of changes in equity;

•	the presentation of all non-owner changes in equity either:

–

in one Statement of Comprehensive Income, which includes revenues, income, costs and expenses recognized directly in the income statement, the profit (loss) for the year, as well as the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”); or

–

in two statements: a statement (Separate Income Statement) displaying components of profit (loss) for the year and a second statement (Statement of Comprehensive Income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

The revised IAS 1 is effective for annual periods beginning on or after January 1, 2009.

The adoption of this standard will not produce any effect on the measurement of financial statement line items.

IAS 23 (Borrowing Costs) amendments

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia Group), rather than capitalizing them. The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets.

The amended IAS 23 is effective from January 1, 2009.

IAS 32 (Financial Instruments: Disclosure) and IAS 1 (Presentation of Financial Statements) amendments

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity.

The amendments to IAS 1 require disclosure of specific information about those instruments.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The amended IAS 32 and IAS 1 are effective from January 1, 2009.

The amendments are not expected to have a material impact on the consolidated financial statements.

IAS 39 (Financial Instruments: Recognition and Measurement—Eligible hedged items) amendments

These amendments to IAS 39 provide the following clarifications in relation to hedge accounting:

•	identifying the cases in which inflation may be a hedged risk;

•	specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The amendments are effective beginning January 1, 2010 and must be applied retrospectively in accordance with IAS 8.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRS 2 (Share-Based Payment) Amendments

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted.

The amended IFRS 2 is effective beginning January 1, 2009.

The amendments are not expected to have any impact on the consolidated financial statements.

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

In January 2008, the IASB issued the revised standards IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements).

IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

IAS 27R requires that a change in a parent’s ownership interest in a subsidiary that does not result in loss of control be accounted for as an equity transaction, clarifies the accounting treatment in the event of the loss of control in a subsidiary and requires that the investors share of losses in a non-controlling interest be allocated to the non-controlling interest even if this results in a deficit.

The changes introduced by IFRS 3R and IAS 27R, which are effective from January 1, 2010, must be applied prospectively and will affect future acquisitions, disposals and transactions with minority interest.

IFRS 8 (Operating Segments)

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the chief operating decision maker.

IFRS 8 is effective for annual financial statements or periods beginning on or after January 1, 2009 and supersedes IAS 14 (Segment Reporting).

The adoption of this standard will not produce any effect on the measurement of financial statement line items.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Improvements to IFRS

The improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Financial Statement Presentation):    assets and liabilities arising from derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date.

•

IAS 16 (Property, Plant and Equipment):    the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others.

•

IAS 19 (Employee Benefits):    the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively.

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance):    the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively.

•	IAS 23 (Borrowing Costs): the amendment revises the definition of borrowing costs.

•

IAS 28 (Investments in Associates):    the amendment clarifies that where investments in associates are accounted for by the equity method, any impairment loss should not be allocated to specific assets (and, in particular, to any goodwill) included within the carrying amount of the investment in the associate, but, rather, to the investment as a whole. Accordingly, where there are conditions for a subsequent reversal, such impairment reversal is recognized in full.

•	IAS 29 (Financial Reporting in Hyperinflationary Economies): these are amendments to a standard that is currently not applicable to the Group.

•	IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections.

•

IAS 38 (Intangible Assets):    the amendment requires advertising and promotional costs to be recognized in the income statement. It states that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life.

•

IAS 39 (Financial Instruments: Recognition and Measurement):    the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

•	IAS 40 (Investment Property): these are amendments to a standard that is currently not applicable to the Group.

Moreover, an amendment was made to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amended IFRS 5 is effective from January 1, 2010.

The application of “improvements to IFRS” is not expected to have a material impact on the consolidated financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IFRIC 13 (Customer Loyalty Programmes)

This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 is effective from January 1, 2009 and will be accounted for retrospectively in accordance with IAS 8.

The estimate of the pre-tax effect of the application of this interpretation on the 2008 consolidated financial statements can be summarized as follows:

•

at January 1, 2008:    on “equity attributable to the equity holders of the Parent”, a decrease of approximately €7 million in “retained earnings”, being the balance between the increase in “deferred income”, as a result of the deferral of revenues for loyalty award credits, and the decrease in “provisions”, as a result of the reversal of the amount set aside for customer loyalty program obligations. “Equity attributable to Minority Interest” is not expected to be impacted;

•

year 2008:    on “profit before tax from continuing operations”, a decrease of approximately €39 million, mainly being the balance between the amounts of revenues deferred and released to the income statement;

•

at December 31, 2008:    on “equity attributable to the equity holders of the Parent”, a decrease of approximately €46 million in “retained earnings, including profit for the year”. “Equity attributable to Minority Interest” is not expected to be impacted.

IFRIC 15 (Agreements for the Construction of Real Estate)

This interpretation provides guidance on determining whether an agreement for the construction of real estate is within the scope of IAS 11 (Construction Contracts) or IAS 18 (Revenue) and thus when revenues from the construction of real estate should be recognized.

The interpretation is effective beginning January 1, 2009.

IFRIC 15 is not applicable to the Telecom Italia Group as it refers to real estate construction companies.

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

This interpretation eliminates the possibility of applying hedge accounting for a hedge of the foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. Moreover, the interpretation clarifies that in a hedge of a net investment in a foreign operation the hedging instrument may be held by any company within the group.

IFRIC 16 is applicable beginning January 1, 2009.

The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

This interpretation provides guidelines on the accounting treatment for the distribution of non-cash assets to shareholders, particularly with regard to the recognition, measurement and classification of both the dividend payable and the related assets distributed.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IFRIC 17 is effective beginning January 1, 2010 and must be applied prospectively.

The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

IFRIC 18 (Transfer of Assets from Customers)

This interpretation applies to the accounting for transfers of items of property, plant or equipment by entities that receive such transfers from their customers and that the entity must then use to connect the customer to a network to provide the same goods or services. If the transferred item is controlled by the entity, it should be measured at fair value on initial recognition in property, plant and equipment. The interpretation also applies to cash received by entities from clients that must be used only to construct the asset.

The related revenues should be recognized over the terms of the contract agreed with the client to supply the goods or services or, if the date is not specified, over a period no longer than the estimated useful life of the asset.

IFRIC 18 is effective beginning January 1, 2010.

The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

NOTE 3—BUSINESS COMBINATIONS AND TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

BUSINESS COMBINATIONS

YEAR 2008

In 2008, there were no transactions entered into of the type of business combinations defined in IFRS 3.

YEAR 2007

Acquisition of AOL Germany

On February 28, 2007, the Telecom Italia Group finalized the transaction for the acquisition of the AOL internet activities in Germany (broadband and narrowband) from the Time Warner Group. The consideration paid amounted to €669 million, including €6 million of transaction costs.

The customer relationships will be amortized over 5.4 years while the audience agreements will be amortized over 5 years.

The effect on the net financial position was €666 million (€669 million for the consideration paid net of €3 million of cash and cash equivalents acquired).

AOL Group—Data at February 28, 2007

		Fair value	Carring Values
		(millions of Euro)
Goodwill		582	70
Other non-current assets		154	24
Total current assets		14	14

Total assets	(A)	750	108

Deferred tax liabilities		40	—
Total current liabilities		41	41

Total liabilities	(B)	81	41

Net assets acquired	(A-B)	(*)669	67

(*) of which:
Acquisition cost		663
Transaction costs (taxes, legal fees and other expenses)		6

Total acquisition cost		669

The original goodwill of €582 million was written down in 2008 by €21 million, as detailed in the Note “Goodwill”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

YEAR 2006

In 2006, there were no transactions involving business combinations as defined in IFRS 3.

TRANSACTIONS AMONG COMPANIES UNDER COMMON CONTROL

YEAR 2008

In 2008, there were no transactions entered into among companies under common control defined in IFRS 3.

YEAR 2007

In 2007, there were no transactions entered into among companies under common control defined in IFRS 3.

YEAR 2006

Reorganization of the Brazilian mobile telephone companies

In June 2006, the Tim Brasil group concluded the rationalization of its corporate structure, after which, Tim Brasil Serviçõs e Participações S.A., which have held a 100% stake in Tim Celular S.A. and a 19.88% economic interest in Tim Participações S.A., held a 69.66% economic interest in the new Tim Participações S.A..

The reorganization took place in the following stages:

•	in March 2006:

•	Tim Celular S.A. merged the wholly-owned subsidiaries Blah!—Sociedade Anonima de Serviçõs e Comercio e CRC—Centro de Relacionamento com Clientes;

•

Tim Brasil Serviços e Participações S.A. contributed the Tim Celular S.A. shares to Tim Participações S.A. in exchange for a reserved capital increase, raising its controlling stake in Tim Participações S.A. from 50.33% to 81.19%. The transaction was recorded at book value since it was carried out within the same group and led to a reduction in the equity attributable to the equity holders of the Parent of €59 million with an increase of the same amount in the equity attributable to Minority Interest;

•	in June 2006, Tim Sul S.A. was merged in Tim Celular S.A. and Tim Nordeste Telecomunicaçoes S.A. was merged in Maxitel S.A., which changed its name to Tim Nordeste S.A..

NOTE 4—GOODWILL

Details of goodwill by business segment and the changes during 2007 and 2008 are presented in the following tables:

	As of December 31, 2006	Discontinued Operations	Increase	Decrease	Exchange differences	As of December 31, 2007
	(millions of Euro)
Domestic	41,953	—	—	—	—	41,953
Brazil	1,199	—	—	—	96	1,295
European BroadBand	357	—	585	—	—	942
Media	230	—	—	—	—	230

Total	43,739	—	585	—	96	44,420

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2007	Discontinued Operations	Increase	Decrease	Exchange differences	As of December 31, 2008
	(millions of Euro)
Domestic	41,953	—	—	—	—	41,953
Brazil	1,295	—	—	—	(257)	1,038
European BroadBand	942	(249)	—	(21)	—	672
Media	230	—	—	(2)	—	228

Total	44,420	(249)	—	(23)	(257)	43,891

The decrease of €529 million in 2008 is due to the following:

•	-€249 million for the reclassification of Liberty Surf group to Discontinued operations/Non-current assets held for sale;

•

-€21 million for the impairment loss on goodwill relating to the acquisition of AOL internet businesses in Germany through HanseNet, following the recognition of tax benefits in 2008 that had not been recognized at the acquisition date since the requisites for recognition were not believed to have existed at that time;

•	-€2 million for the portion of goodwill attributed to the Pay-per-View operations conferred to APTV S.r.l., sold in December;

•	-€257 million for the exchange differences relating to the goodwill of the Brazilian companies.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units—CGU) to December 31, 2008 and 2007 can be summarized as follows:

	As of December 31, 2008			As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of Euro)
Domestic	(*)42,245	(*)(292)	41,953	(*)42,245	(*)(292)	41,953
Brazil	1,045	(7)	1,038	1,302	(7)	1,295
European BroadBand	693	(21)	672	942	—	942
Media	228	—	228	230	—	230
Olivetti	6	(6)	—	6	(6)	—

Total	44,217	(326)	43,891	44,725	(305)	44,420

(*)	Includes €282 million relating to the settlement with De Agostini in 2004.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (or groups of units) which must not be at a level higher than the business segment determined in accordance with IAS 14. The criterion followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Domestic	Fixed
Mobile
Brazil	Tim Brasil
European BroadBand	HanseNet
BBned
Media	Telecom Italia Media

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The value used to determine the recoverable amount of the units (or groups of units) to which goodwill was allocated is the value in use, with the exception of Telecom Italia Media, for which the stock market capitalization at December 30, 2008 was used as the fair value of the entity.

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Domestic Fixed	Domestic Mobile	Brazil	HanseNet
EBITDA margin (EBITDA/sales) during the period of the plan	EBITDA margin (EBITDA /sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2009-2011)	Number of customers

Capital expenditures to maintain profit capability (in proportion to sales)	Capital expenditures to maintain profit capability (in proportion to sales)	EBITDA margin (EBITDA /sales) during the period of the plan	Gross operating margin

BRL/Euro exchange rate

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

All the plan figures are based on 2008 actual results and rely on the best forecasts formulated by management for the period of the 2009-2011 plan. With regard to HanseNet, so as not to consider the net present value of future capital expenditures in the impairment test (IAS 36, paragraph 44), only the flow of the expected result for 2009 was considered, forecasting it in perpetuity.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Domestic Fixed	Domestic Mobile	Brazil	HanseNet
-0.5%	+0.5%	+4.5%	+0%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia share (as can be seen from the reports published after the announcement of the Group’s 2009-2011 plan).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital CAPM—Capital Asset Pricing Model (the same criteria used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for business segments arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account its financial structure;

c)	the Weighted Average Cost of Capital (WACC) used by other operators to test the value of goodwill;

d)

for the major business areas in which the group operates reference was made to the WACC identified by the analysts who follow Telecom Italia share in their reports published after announcement of the 2009-2011 Group plan. Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate(g) projected for the purposes of estimating the terminal value, a comparison was also made in terms of capitalization rates ( WACC-g).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax—g) were estimated for each Business Unit (Brazilian reais are used for Brazil) as follows:

	Domestic Fixed	Domestic Mobile	Brazil	HanseNet
WACC post tax	7.9%	8.2%	14.2%	7.4%
WACC post tax—g	8.4%	7.7%	9.7%	7.4%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

A sensitivity analysis of the results compared to the weighted average cost of capital was also carried out for the individual cash-generating units for which the value in use was estimated. The value in use remains higher than the carrying amounts, even assuming an increase in the weighted average cost of capital of more than 100 basis points (hundredths of a percentage point) except for the Domestic Mobile CGU where the value in use would be equal to the carrying amount in the financial statements with an increase in the weighted average cost of capital of 64 basis points. The excess of the value in use over the carrying amount of this CGU at December 31, 2008 is equal to €2.6 billion.

The second level impairment test was made by considering the total recoverable amount of the entire Domestic segment consisting of the Domestic Fixed, Domestic Mobile and Domestic Central units. Specifically, the recoverable amount of the Domestic Central Functions (corporate) unit was negative since this unit is a cost center. The total recoverable amount of the Domestic segment was compared to the carrying amount of the total operating capital referring to the same group of units. No impairment resulted at this second level of testing either.

Finally, a third level impairment test was made by considering the total recoverable amount of all the Business Units of the Group, including those without any goodwill allocation (Olivetti, Central Functions and Other Operations). The total recoverable amount of all the Business Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments. There was no impairment at this last level of testing.

NOTE 5—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by €493 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

	As of December 31, 2006	Discontinued Operations	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2007
	(millions of Euro)
Industrial patents and intellectual property rights	2,621	—	1,387	(1,760)	(7)	—	36	519	2,796
Concessions, licenses, trademarks and similar rights	3,172	—	192	(323)	—	(1)	40	9	3,089
Other intangible assets	176	—	350	(298)	—	—	5	130	363
Work in progress and advance payments	771	—	428	—	(16)	(1)	3	(448)	737

Total	6,740	—	2,357	(2,381)	(23)	(2)	84	210	6,985

	As of December 31, 2007	Discontinued Operations	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2008
	(millions of Euro)
Industrial patents and intellectual property rights	2,796	(42)	1,218	(1,775)	—	(2)	(97)	522	2,620
Concessions, licenses, trademarks and similar rights	3,089	(149)	633	(331)	—	—	(178)	24	3,088
Other intangible assets	363	(25)	302	(342)	—	—	(11)	3	290
Work in progress and advance payments	737	(19)	361	—	(6)	(1)	(6)	(572)	494

Total	6,985	(235)	2,514	(2,448)	(6)	(3)	(292)	(23)	6,492

Additions made in 2008 include €318 million of internally generated assets (€335 million in 2007). Additional details are provided in the Note “Internally generated assets”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Industrial patents and intellectual property rights at December 31, 2008 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit, estimated to be three years). They mainly refer to Telecom Italia S.p.A. (€2,101 million) and the Brazil Business Unit (€392 million).

Concessions, licenses, trademarks and similar rights at December 31, 2008 mainly refer to:

•	the residual unamortized cost of Telecom Italia S.p.A. licenses (amortized on a straight-line basis):

–	UMTS: €1,746 million expiring 2021 (amortized over 18 years);

–	Wireless Local Loop: €9 million expiring 2021 (amortized over 15 years);

–	WiMax: €13 million (€14 million of additions for the acquisition in 2008), expiring 2023 (amortized over 15 years);

•	the residual unamortized cost of the Tim Brasil group licenses (amortized on a straight-line basis):

–

GSM (€340 million) and 3G (€364 million; the licenses for 3G or UMTS services throughout the Brazilian territory were purchased in 2008 for € 477 million and at December 31, 2008 are net of the amortization charge of €21 million and the negative exchange effect of €92 million): €704 million expiring between 2009 and 2023 (amortized between 4-15 years);

–	TDMA: €72 million expiring 2012 (amortized over approximately 14 years).

The Tim Brasil group also operates in fixed-line telecommunications through a switched fixed-line telephone service in the domestic Brazilian market;

•	Indefeasible Rights of Use-IRU (€202 million) referring mainly to the Telecom Italia Sparkle group companies;

•	TV frequencies of the Media Business Unit (€137 million);

•	costs incurred by the European BroadBand companies for Local Loop Unbundling (€178 million).

Other intangible assets at December 31, 2008 include:

•

€191 million for the capitalization of subscriber acquisition costs amortized over the minimum period of the contract (12 or 24 months) and referring to some sales campaigns of Telecom Italia S.p.A. (€144 million), the Tim Brasil group (€42 million) and European BroadBand (€5 million);

•

€85 million for the residual unamortized amount attributed to the customer relationship (€75 million, amortized over 5.4 years) and the audience agreement (€ 10 million, amortized over 5 years) of the AOL Germany companies.

Amortization and impairment losses are recorded in the income statement as components of the operating profit.

The gross carrying amount, the accumulated impairment losses and accumulated amortization at December 31, 2008 and 2007 can be summarized as follows:

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	13,635	(15)	(11,000)	2,620
Concessions, licenses, trademarks and similar rights	4,889	(241)	(1,560)	3,088
Other intangible assets	992	—	(702)	290
Work in progress and advance payments	505	(11)	—	494

Total	20,021	(267)	(13,262)	6,492

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of Euro)
Industrial patents and intellectual property rights	12,496	(15)	(9,685)	2,796
Concessions, licenses, trademarks and similar rights	4,784	(228)	(1,467)	3,089
Other intangible assets	852	—	(489)	363
Work in progress and advance payments	754	(17)	—	737

Total	18,886	(260)	(11,641)	6,985

The impairment losses on “Concessions, licenses, trademarks and similar rights” mainly refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those capital expenditures. Impairments increased from € 228 million to €241 million solely as a result of the translation of the U.S. dollar financial statements to euro.

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased by €1,232 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

	As of December 31, 2006	Discontinued operations	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2007
	(millions of Euro)
Land	134	—	—	—	—	(3)	—	—	131
Buildings (civil and industrial)	598	—	1	(44)	—	(9)	2	3	551
Plant and equipment	12,955	—	2,352	(2,795)	(5)	(17)	80	387	12,957
Manufacturing and distribution equipment	59	—	13	(31)	(4)	—	—	11	48
Ships	40	—	2	(7)	—	—	—	6	41
Other	1,016	—	289	(423)	—	(14)	24	73	965
Construction in progress and advance payments	888	—	449	—	(15)	—	6	(537)	791

Total	15,690	—	3,106	(3,300)	(24)	(43)	112	(57)	15,484

	As of December 31, 2007	Discontinued operations	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2008
	(millions of Euro)
Land	131	—	—	—	—	(2)	—	(6)	123
Buildings (civil and industrial)	551	—	4	(43)	—	(1)	(9)	(9)	493
Plant and equipment	12,957	(129)	2,224	(2,850)	—	(6)	(279)	120	12,037
Manufacturing and distribution equipment	48	—	10	(23)	—	—	—	3	38
Ships	41	—	—	(8)	—	—	—	—	33
Other	965	—	303	(407)	(2)	(8)	(54)	60	857
Construction in progress and advance payments	791	(17)	223	—	(4)	—	(20)	(302)	671

Total	15,484	(146)	2,764	(3,331)	(6)	(17)	(362)	(134)	14,252

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additions made in 2008 include € 213 million of internally generated assets (€211 million in 2007). Additional details are provided in the Note “Internally generated assets”.

Depreciation and impairment losses are recorded in the income statement as components of the operating profit.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets based on the following minimum and maximum rates for the years 2008 and 2007:

Buildings (civil and industrial)	3%-4%
Plant and equipment	3%-33%
Manufacturing and distribution equipment	20%-25%
Ships	9%
Other	11%-33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	123	—	—	123
Buildings (civil and industrial)	1,291	(1)	(797)	493
Plant and equipment	58,999	(70)	(46,892)	12,037
Manufacturing and distribution equipment	422	(1)	(383)	38
Ships	143	(11)	(99)	33
Other	3,882	(8)	(3,017)	857
Construction in progress and advance payments	678	(7)	—	671

Total	65,538	(98)	(51,188)	14,252

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Land	131	—	—	131
Buildings (civil and industrial)	1,322	(1)	(770)	551
Plant and equipment	59,804	(67)	(46,780)	12,957
Manufacturing and distribution equipment	773	(4)	(721)	48
Ships	143	(11)	(91)	41
Other	4,250	(6)	(3,279)	965
Construction in progress and advance payments	813	(22)	—	791

Total	67,236	(111)	(51,641)	15,484

Assets held under finance leases

Assets held under finance leases decreased by €40 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

	As of December 31, 2006	Additions	Depreciation	Other changes	As of December 31, 2007
	(millions of Euro)
Buildings (civil and industrial)	1,417	24	(100)	20	1,361
Plant and equipment	1	—	(1)	—	—
Aircrafts	10	—	(4)	—	6
Other	47	8	(25)	—	30
Construction in progress and advance payments	50	25	—	(22)	53

Total	1,525	57	(130)	(2)	1,450

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2007	Additions	Depreciation	Other changes	As of December 31, 2008
	(millions of Euro)
Buildings (civil and industrial)	1,361	21	(104)	24	1,302
Plant and equipment	—	40	(3)	—	37
Aircrafts	6	—	(3)	—	3
Other	30	3	(17)	—	16
Construction in progress and advance payments	53	23	—	(24)	52

Total	1,450	87	(127)	—	1,410

The additions to “plant and equipment” refers to two IRU contracts, which started in 2008, signed by HanseNet and Versatel AG on June 30, 2008 and October 30, 2008, expiring on December 31, 2022, in addition to an IRU contract, which started on January 1, 2008, signed by HanseNet and TelemaxX GmbH, expiring on December 31, 2016.

Depreciation and impairment losses are recorded in the income statement as components of the operating profit.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Buildings (civil and industrial)	2,015	(27)	(686)	1,302
Plant and equipment	49	—	(12)	37
Aircrafts	30	—	(27)	3
Other	170	—	(154)	16
Construction in progress and advance payments	52	—	—	52

Total	2,316	(27)	(879)	1,410

	As of December 31, 2007
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of Euro)
Buildings (civil and industrial)	1,971	(27)	(583)	1,361
Plant and equipment	9	—	(9)	—
Aircrafts	30	—	(24)	6
Other	167	—	(137)	30
Construction in progress and advance payments	53	—	—	53

Total	2,230	(27)	(753)	1,450

At December 31, 2008 and 2007, lease payments due in future years and their present value are as follows:

	As of December 31,
	2008		2007
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of Euro)
Within 1 year	219	218	215	205
From 2 to 5 years	789	632	795	645
Beyond 5 years	1,434	737	1,601	793

Total	2,442	1,587	2,611	1,643

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2008	2007
	(millions of Euro)
Future minimum lease payments	2,442	2,611
Interest portion	(855)	(968)

Present value of lease payments	1,587	1,643

Finance lease liabilities	1,987	2,071
Financial receivables for lessors’ net investments	(400)	(428)

Total net finance lease liabilities	1,587	1,643

NOTE 7—OTHER NON-CURRENT ASSETS

Other non-current assets increased by €2,548 million compared to December 31, 2007 and include:

	As of December 31,
	2008		2007
		Of which Financial Instruments		Of which Financial Instruments
	(millions of Euro)
Investments accounted for using the equity method:
– Associates	435		446
– Joint ventures	61		38

	496		484

Other investments	57	57	57	57

Securities, financial receivables and other non-current financial assets:
– Securities other than investments	15	15	9	9
– Financial receivables and other non-current financial assets	2,648	2,648	686	686

	2,663	2,663	695	695

Miscellaneous receivables and other non-current assets:
– Miscellaneous receivables	170	99	382	275
– Medium/long-term prepaid expenses	524		484

	694	99	866	275

Deferred tax assets (*)	987		247

Total	4,897	2,819	2,349	1,027

(*)	Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2006	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2007
	(millions of Euro)
ETECSA	311	—	—	(14)	—	297
Italtel group	43	—	—	—	—	43
Tiglio I	69	—	(6)	(3)	—	60
Tiglio II	4	—	—	—	—	4
Other	44	1	(1)	2	(4)	42

Total	471	1	(7)	(15)	(4)	446

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2007	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2008
	(millions of Euro)
ETECSA	297	—	—	16	—	313
Italtel group	43	—	—	(4)	—	39
Tiglio I	60	—	—	(6)	—	54
Tiglio II	4	—	—	—	—	4
Other	42	—	(2)	(6)	(9)	25

Total	446	—	(2)	—	(9)	435

The companies Luna Rossa Challenge 2007, Luna Rossa Trademark and Mia Economia (with a carrying amount of a total of €9 million) were reclassified to “Discontinued operations/Non-current assets held for sale” after agreements were signed for their sale. The sale has been finalized in the early months of 2009.

The value of the investment in ETECSA includes €64 million of residual goodwill which arose when the company was acquired and is the difference between the investment value and corresponding share of net equity; furthermore, “Exchange differences on translating foreign operations” in the “Equity attributable to the equity holders of the Parent” include a cumulative negative amount of €31 million relating to ETECSA.

The investment in Italtel Group S.p.A. is carried under investments in associates accounted for using the equity method because, although owning a 19.37% stake (below 20% of the voting rights exercisable), Telecom Italia S.p.A. is able to exercise a significant influence through the rights attributed to it by the shareholders’ agreements.

“Investments accounted for using the equity method” include the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. The main impact on the 2008 consolidated income statement particularly came from ETECSA (positive for €53 million), Tiglio I and Tiglio II (negative for €7 million) and other companies (negative for €6 million) and in 2007 from ETECSA (positive for € 49 million), Tiglio I and Tiglio II (positive for €11 million) and other companies (positive for €1 million).

Aggregate 2008 and 2007 data relating to the major associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The profits (losses) for the year for consolidated groups, refer to amounts attributable to the Parent and the Minority Interest.

	As of December 31,
	2008	2007
	(millions of Euro)
Total assets	868	950

Total liabilities	480	544

Revenues	260	320

Profits for the year	41	55

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held. The value of the investment in Sofora Telecomunicaciones S.A. increased from €38.3 million to €60.6 million as a result of the share of the 2008 result (€24 million) net of the negative change of the exchange differences on the translation of foreign activities (€7 million at December 31, 2008, €5 million at December 31, 2007).

The most significant aggregate 2008 and 2007 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The profit (loss) for the year includes, for consolidated groups, the share attributable to the equity holders of the Parent and the Minority Interest.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2008			2007
	Joint venture data		Telecom Italia Group’s share 50%	Joint venture data		Telecom Italia Group’s share 50%
	Sofora group	Other companies		Sofora group	Other companies
	(millions of Euro)
Non-current assets	1,458	—	729	1,430	9	719
Current assets	681	1	341	646	2	325

Total assets	2,139	1	1,070	2,076	11	1,044

Non-current liabilities	570	—	285	717	7	362
Current liabilities	937	—	468	904	4	454

Total liabilities	1,507	—	753	1,621	11	816

Revenues	2,283	—	1,142	2,125	3	1,064
Operating profit	407	—	204	383	1	192
Profit before tax	315	—	157	254	—	127
Profit (loss) for the year	195	—	98	202	—	101
Of which:
– Attributable to Minority interest	147	—	74	152	—	76
– Attributable to the equity holders of the Parent	48	—	24	50	—	25

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

	As of December 31, 2006	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2007
	(millions of Euro)
Assicurazioni Generali	5	—	—	—	—	5
Capitalia	75	—	(75)	—	—	—
Fin. Priv.	15	—	—	—	—	15
Mediobanca	267	—	(267)	—	—	—
New Satellite Radio	7	—	—	—	—	7
Oger Telecom	375	—	(375)	—	—	—
Sia—SSB	11	—	—	—	—	11
Other	21	—	—	—	(2)	19

Total	776	—	(717)	—	(2)	57

	As of December 31, 2007	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2008
	(millions of Euro)
Air P TV Development Italy(*)	—	5	—	—	—	5
Assicurazioni Generali	5	—	—	(2)	—	3
Fin. Priv.	15	—	—	—	—	15
New Satellite Radio	7	—	—	—	—	7
Sia—SSB	11	—	—	—	—	11
Other	19	1	(1)	—	(3)	16

Total	57	6	(1)	(2)	(3)	57

(*)	Now named DAHLIA TV S.r.l.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial receivables and other non-current financial assets are composed as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Financial receivables for lessors’ net investments	257	279
Loans to employees	59	67
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,310	286
Other financial receivables	22	54

Total	2,648	686

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium/long-term portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Non-current portion	257	279
Current portion	143	149

Total	400	428

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component of the derivatives.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to €694 million (€866 million at December 31, 2007), of which € 99 million (€275 million at December 31, 2007) refers to receivables included in financial assets, disclosed as required by IFRS 7. They include:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for €70 million (€260 million at December 31, 2007);

•	medium/long-term prepaid expenses relating to the deferral of costs in connection with the recognition of revenues of €524 million (€484 million at December 31, 2007).

NOTE 8—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Deferred tax assets	987	247
Deferred tax liabilities	(386)	(586)

Total	601	(339)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since in the financial statements the presentation of deferred tax assets and liabilities takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2008	2007
	(millions of Euro)
Deferred tax assets	1,179	1,076
Deferred tax liabilities	(578)	(1,415)

Total	601	(339)

The change in deferred tax assets and liabilities is a positive €940 million and is due to:

•

utilizations and new accruals of deferred tax assets and liabilities which gave rise to a tax benefit in the income statement for the year ended December 31, 2008 of €1,054 million. This was generated principally by the deferred tax adjustment of € 1,048 following the tax realignment carried out by the Parent, Telecom Italia, and its subsidiaries, pursuant to Law No. 244 dated December 24, 2007;

•	tax effect taken directly to equity in 2008 for a charge of €106 million mainly referring to the fair value adjustment to derivatives;

•	exchange losses for €8 million.

The temporary differences which make up this line item at December 31, 2008 and 2007 are the following:

	As of December 31,
	2008	2007
	(millions of Euro)
Deferred tax assets:
• Derivatives	201	38
• Provision for bad debts	187	231
• Provisions for risk and charges	169	163
• Sale and leaseback transactions on properties	144	138
• Provision for pension fund integration (under Law No. 58/92)	103	133
• Tax loss carryforwards	80	11
• Provision for restoration costs	67	58
• Revenue recognition	61	81
• Capital grants	25	32
• Unrealized intra-group gains	15	16
• Impairment losses on investments and other	4	11
• Other deferred tax assets	123	164

Total	1,179	1,076

Deferred tax liabilities:
• Derivatives	(339)	(87)
• Business combinations	(52)	(64)
• Deferred gains	(47)	(83)
• Accelerated depreciation	(38)	(1,048)
• Discounting of provision for employee severance indemnities	(37)	(45)
• Notes and bonds	(12)	(18)
• Other deferred tax liabilities	(53)	(70)

Total	(578)	(1,415)

Total deferred tax assets (liabilities)	601	(339)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2008, the Group has unused tax loss carryforwards for €5,226 million, mainly referring to some foreign companies such as the Tim Participaçoes group, the Latin American Nautilus group and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of Euro)
2009	13
2010	232
2011	185
2012	17
2013	11
Expiration beyond 2013	18
Without expiration	4,750

Total unused tax loss carryforwards	5,226

Tax loss carryforwards which are considered in the calculation of deferred tax assets amount to €279 million at December 31, 2008 (€45 million at December 31, 2007) and mainly refer to the Tim Participaçoes group, the BBNed group and the companies Telecom Italia International and HanseNet.

Deferred tax assets of €1,525 million (€2,040 million at December 31, 2007) have not been recognized on € 4,947 million of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2008, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

NOTE 9—INVENTORIES

Inventories increased by €71 million compared to December 31, 2007. The composition is as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Raw materials and supplies	7	7
Work in progress and semi-finished products	7	8
Finished goods	365	293

Total	379	308

Inventories include main those of Telecom Italia S.p.A. for €115 million (€98 million at December 31, 2007) and the companies in the Brazil Business Unit for €169 million (€107 million at December 31, 2007). They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories. The increase is correlated to the need to guarantee the availability of products, primarily for mobile services, which are the center of sales campaigns and, with regard to the Brazil Business Unit, agreements with suppliers for the advance purchase of handsets at a convenient price, taking into account the reduction in the value of the Brazilian real against the U.S. dollar. Another €71 million (€78 million at December 31, 2007) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2008 total €24 million (€27 million in 2007) and mainly refer to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 10—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by €987 million compared to December 31, 2007 and are composed of the following:

	As of December 31,
	2008		2007
		Of which Financial Instruments		Of which Financial Instruments
	(millions of Euro)
Amounts due on construction contracts	26		23

Trade receivables:
• Receivables from customers	4,780	4,780	5,446	5,446
• Receivables from other telecommunication operators	1,693	1,693	1,864	1,864

	6,473	6,473	7,310	7,310

Miscellaneous receivables and other current assets:
• Other receivables	1,198	510	1,294	557
• Trade and miscellaneous prepaid expenses	404		461

	1,602	510	1,755	557

Total	8,101	6,983	9,088	7,867

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The following analysis presents the ageing of trade and miscellaneous receivables and other current assets at December 31, 2008 and December 31, 2007.

	As of December 31, 2008	Not overdue	Overdue
			0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of Euro)
Trade and miscellaneous receivables and other current assets	6,983	5,261	439	333	259	691

	As of December 31, 2007	Not overdue	Overdue
			0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of Euro)
Trade and miscellaneous receivables and other current assets	7,867	5,866	761	385	403	452

The increase in amounts “past more than 365 days” compared to December 31, 2007 mainly refers to positions with other telecommunications operators following the suspension of collections and payments in connection with pending disputes; the corresponding payable positions have also increased.

Trade receivables amount to €6,473 million (€7,310 million at December 31, 2007) and are net of the provision for bad debts of €828 million (€1,064 million at December 31, 2007).

Trade receivables specifically refer to the Parent, Telecom Italia, (€4,930 million) and the Brazil Business Unit (€807 million).

The reduction is principally due to the contraction of sales, actions implemented for the management of receivables and an improvement in collection capacity, in addition to the reduction in value of the Brazilian real against the euro.

Trade receivables include €18 million (€18 million at December 31, 2007) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in the provision for bad debts are as follows:

	2008	2007
	(millions of Euro)
At January 1	1,064	791
Discontinued operations	(12)	—
Accruals charged to income statement	585	722
Utilization	(776)	(452)
Exchange differences and other movements	(33)	3

At December 31	828	1,064

The provision relates to individual writedowns for €437 million (€600 million at December 31, 2007) and general writedowns for €391 million (€464 million at December 31, 2007).

Accruals are made for specific credit positions with particular risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

The bad debt charge for 2008 takes into account both the assessment of credit risks on consumer and business customers as a result of the recent change in the macroeconomic scenario and recovery actions undertaken to collect receivables.

In 2007, the Domestic Business Unit recorded higher bad debt charges to cover past due receivables from mobile service customers with postpaid contracts and receivables resulting from contracts terminated with fixed-line customers (doubtful receivables).

Other receivables amount to €1,198 million (€1,294 million at December 31, 2007), and are net of a provision for bad debts of €60 million (€50 million at December 31, 2007). Details are as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Advances to suppliers	99	76
Receivables from employees	27	40
Tax receivables	239	268
Sundry receivables	833	910

Total	1,198	1,294

Sundry receivables mainly include:

•

the amount still due from the Ministry of Economy and Finance and the Ministry of Communications (€100 million) for the legal interest earned up to the date of the refund of the principal portion of the TLC operating fee for the year 1999. In accordance with the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia’s enforcement request submitted in November 2008, being in compliance, and ruled that payment should be made for the above legal interest;

•	the receivables from factoring companies (€357 million) largely for the assignment of receivables due from dealers on the sale of mobile equipment;

•	the receivable for the Italian Universal Service (€56 million);

•	the receivables from the Italian state and the European Union (€32 million) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs referring to the recognition of revenues.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 11—CURRENT INCOME TAX RECEIVABLES

Current income tax receivables amount to € 73 million (€101 million at December 31, 2007) and mainly include the receivables of the Brazilian companies (€46 million), as well as IRES and IRAP taxes paid in 2008 by Telecom Italia Sparkle in excess of the actual current IRES and IRAP taxes due (€20 million).

NOTE 12—INVESTMENTS (CURRENT ASSETS)

Investments in current assets amount to €39 million and relate to the investment held in Entel Bolivia S.A.. The investment was excluded from the scope of consolidation and classified as an available-for-sale financial asset under current assets after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company’s shares. The amount recognized for the investment corresponds to the carrying amount, considered recoverable, which this investment had in the consolidated financial statements at March 31, 2008; however, “Exchange differences on translating foreign operations” in the “Equity attributable to the equity holders of the Parent” include a cumulative negative amount of €11 million relating to Entel Bolivia S.A. and its subsidiary Datacom S.A. (Entel Bolivia group).

The data used for purposes of the consolidation of the Entel Bolivia group are presented as follows:

	Year 2008 (three months)	Year 2007
	(millions of Euro)
Revenues	52	210
Profit for the period/year including profit attributable to Minority interest Net financial position	10	60

As of December 31, 2007
(millions of Euro)
Net financial debt (liquidity position)	(101)

Additional details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian Government is provided in the Note “Contingent liabilities and assets, other information, commitments and guarantees”.

NOTE 13—SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)

Securities other than investments in current assets decreased by €205 million compared to December 31, 2007. Details are as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Held-to-maturity financial assets:
• Unlisted securities other than investments	—	31
Available-for-sale financial assets:
• Listed securities other than investments, due beyond 3 months	74	247
Financial assets at fair value through profit or loss:
• Listed securities other than investments held for trading	111	112

Total	185	390

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after 3 months” refer to bonds issued by counterparts with at least an A- rating and with different maturity dates but all are actively traded and, therefore, readily convertible into cash.

“Listed securities other than investments held for trading” refer to investments in a Belgian-registered monetary SICAV for €111 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 14—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets increased by €114 million compared to December 31, 2007. Details are as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Financial receivables for lessors’ net investments	143	149
Other short-term financial receivables	46	30
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	180	186
Non hedging derivatives	122	12

Total	491	377

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

the current portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

Other short-term financial receivables include €13 million of receivables from employees and €27 million of receivables from Aree Urbane S.r.l..

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on derivatives. Additional details are provided in the Note “Derivatives”.

NOTE 15—CASH AND CASH EQUIVALENTS

Cash and cash equivalents decreased by €1,057 million compared to December 31, 2007. Details are as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Liquid assets with banks, financial institutions and post offices	4,418	6,267
Checks, cash and other receivables and deposits for cash flexibility	9	3
Receivables from the sale of securities convertible to cash within 3 months	493	—
Securities other than investments (due within 3 months)	496	203

Total	5,416	6,473

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The decrease in “cash and cash equivalents” from the end of 2007 should mainly be viewed in relation to the repayment of liabilities which became due during 2008 for amounts which are higher than the amount of debt refinanced.

The different technical forms used for the investment of liquidity as of December 31, 2008 can be further analyzed as follows:

•	maturities: all deposits have a maximum maturity date of two months;

•	counterpart risks: deposits are made with first-rate banks and financial institutions that have a high credit rating of not less than A;

•	country risk: the geographic location of deposits is principally in major European markets.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Receivables from the sale of securities refer entirely to repurchase agreement operations on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart.

Securities other than investments (due within 3 months) include €100 million (€197 million at December 31, 2007) of euro commercial paper, maturing within two months, with issuers that all have A- ratings and are located in Luxembourg, and €391 million of Brazilian certificates of deposit (Certificado de Depósito Bancário) with expiration dates of less than three months, taken out with local banking and financial institutions with a credit rating of at least AA.

NOTE 16—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the balance sheet at December 31, 2008, “Discontinued operations/Non-current assets held for sale” refer to investments in Luna Rossa Challenge 2007, Luna Rossa Trademark and Mia Economia for a total value of € 9 million. These companies were reclassified here after signing the agreements for their sale. The sale has been finalized in the early months of 2009.

With regard to Luna Rossa Challenge 2007 and Luna Rossa Trademark, in September 2008, a commitment was signed for the sale of the stakes held by Telecom Italia (49%) by March 15, 2009. The sales price is €13 million and will generate a gross gain of €4 million.

The sale of Liberty Surf group (operating in the BroadBand segment in France), which was classified in Discontinued operations in the early months of 2008, was finalized on August 26, 2008.

The following movements took place during 2007 and 2008:

	As of December 31, 2006	Disposals/ Capital reimbursements	As of December 31, 2007	Reclassifications	Disposals/ Capital reimbursements	As of December 31, 2008
	(millions of Euro)
Brasil Telecom Participações	22	(22)	—	—	—	—
Solpart Participações	213	(213)	—	—	—	—
Liberty Surf	—	—	—	249	(249)	—
Luna Rossa Challenge 2007	—	—	—	9	—	9
Luna Rossa Trademark	—	—		—	—	—
Mia Economia	—	—	—	—	—	—

Total	235	(235)	—	258	(249)	9

Divestitures in 2008

Liberty Surf Group

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

In accordance with post-closing contractual price adjustment mechanisms, on November 14, 2008, a Settlement Agreement was signed on the basis of which Telecom Italia paid Iliad a total amount of €10 million for the post-closing price adjustment on the net financial position and the number of customers at the closing date.

The effects of the sale on the consolidated financial statements at December 31, 2008, calculated on the basis of the Enterprise Value of the sale, equal to €800 million, and a Net financial debt of the company estimated at the time of sale at approximately €300 million, are:

•	a reduction in net financial debt of the Telecom Italia Group of €744 million, including the deconsolidation of the net financial debt of the subsidiary sold;

•	a positive impact on the consolidated income statement of €160 million, net of transaction costs.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia S.p.A. under which Telecom Italia S.p.A. agrees to supply IT and network services and technical support for the migration of the customer base. The annual fee to which Telecom Italia is entitled is €15 million and the contract period is 12 months and can be extended to 18 months.

Divestitures in 2007

Brasil Telecom Participações

On November 29, 2007, Telecom Italia International finalized the sale of the preferred shares of Brasil Telecom Participações S.A. to JP Morgan S.A..

The sales price was € 48 million, with a consequent reduction in net financial debt and a positive impact on the profit of the Group of €22 million, net of taxes on the gain (€5 million).

Solpart Participações

On December 5, 2007, Brasilco S.r.l., a company held in trust by Credit Suisse for the exclusive benefit of Telecom Italia International, sold its investment in Solpart Participações S.A. (“Solpart”), equal to a 38% stake in share capital, to Techold Participações S.A. (“Techold”), Brasilco’s co-shareholder in Solpart, for consideration of U.S.$515 million.

The execution of the transaction and the simultaneous collection of the proceeds led to a reduction in the net financial debt of the Telecom Italia Group of €360 million and a positive impact on the profit of the Group of €188 million, net of transaction costs and taxes. There was also a positive impact from hedging the exchange risk and the reversal of the “Reserve for exchange differences on translation” to the income statement.

***

The impact on the income statement from “Discontinued operations/non-current assets held for sale” can be represented as follows:

			Year ended December 31,
			2008	2007	2006
			(millions of Euro)
Economic impact from Discontinued operations/Non current assets held for sale:
Revenues			310	394	431
Other income			1	11	20
Operating expenses			(355)	(456)	(513)
Depreciation and amortization, capital gains/losses and impairment losses on non-current assets			(116)	(140)	(121)

Operating profit			(160)	(191)	(183)
Finance income (expenses)			(28)	(32)	(10)

Profit (loss) from Discontinued operations/Non-current assets held for sale before taxes			(188)	(223)	(193)
Income tax expense			—	1	1

Profit (loss) from Discontinued operations/Non-current assets held for sale after tax	(A	)	(188)	(222)	(192)

Economic effect on the selling companies:
Net gains in connection with the sale of Liberty Surf			160	—	—
Net gains in connection with the sale of Digitel Venezuela			—	—	31
Release of provisions			—	40	(39)
Accruals made in respect of Discontinued operations			(1)	(5)	—
Income tax expense			—	1	—

	(B	)	159	36	(8)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B	)	(29)	(186)	(200)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The impact on the income statement refers to the following companies sold:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Tim Hellas	(1)	39	(30)
Gruppo Buffetti	—	(2)	—
Digitel Venezuela	—	(1)	37
Liberty Surf Group	(28)	(222)	(207)

Total	(29)	(186)	(200)

In the cash flow statement, the net cash flows of Liberty Surf Group can be summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Discontinued operations/Non-current assets held for sale
Cash flows from operating activities	(139)	(82)	(76)
Cash flows from investing activities	(175)	153	39
Cash flows from financing activities	304	1	(44)

Total	(10)	72	(81)

NOTE 17—EQUITY

Equity includes:

	As of December 31,
	2008	2007
	(millions of Euro)
Equity attributable to equity holders of the Parent	26,126	25,922
Equity attributable to Minority Interest	730	1,063

Total	26,856	26,985

The movements in share capital during 2008, 2007 and 2006 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2005 and December 31, 2006

	Shares as of December 31, 2005	Shares issued as a result of bond conversions	Shares as of December 31, 2006	Percentage on Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,370,482,156	10,240,922	13,380,723,078	68.95%
Less: Treasury Shares (b)	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares (c)	13,244,665,769	10,240,922	13,254,906,691

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A (a+d).	19,396,602,817	10,240,922	19,406,843,739	100%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,270,786,430	10,240,922	19,281,027,352

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2006 and December 31, 2007

	Shares as of December 31, 2006	Shares issued as a result of bond conversion	Shares as of December 31, 2007	Percentage on Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,723,078	53,235	13,380,776,313	68.95%
Less: Treasury Shares (b)	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares (c)	13,254,906,691	53,235	13,254,959,926

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,843,739	53,235	19,406,843,739	100%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,027,352	53,235	19,281,080,587

Reconciliation between the number of outstanding shares at December 31, 2007 and December 31, 2008

	Shares as of December 31, 2007	Shares issued as a result of bond conversion/buyback	Shares as of December 31, 2008	Percentage on Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,776,313	19,160	13,380,795,473	68.95%
Less: Treasury Shares (b)	(125,816,387)	(25,000,000)	(150,816,387)

Outstanding Ordinary Shares (c)	13,254,959,926	(24,980,840)	13,229,979,086

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,896,974	19,160	19,406,916,134	100%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,080,587	(24,980,840)	19,256,099,747

Reconciliation between the value of the outstanding shares as of December 31, 2005 and December 31, 2006

	Share capital as of December 31, 2005	Changes in share capital as a result of bond conversion	Share capital as of December 31, 2006
	(millions of Euro)
Ordinary Shares issued (a)	7,354	6	7,360
Less: Treasury Shares (b)	(69)	—	(69)

Outstanding Ordinary Shares (c)	7,285	6	7,291

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,668	6	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,599	6	10,605

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2006 and December 31, 2007

	Share capital as of December 31, 2006	Changes in share capital as a result of bond conversion	Share capital as of December 31, 2007
	(millions of Euro)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	—	(69)

Outstanding Ordinary Shares (c)	7,291	—	7,291

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,605	—	10,605

Reconciliation between the value of the outstanding shares as of December 31, 2007 and December 31, 2008

	Share capital as of December 31, 2007	Changes in share capital as a result of bond conversions/buyback	Share capital as of December 31, 2008
	(millions of Euro)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	(14)	(83)

Outstanding Ordinary Shares (c)	7,291	(14)	7,277

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,605	(14)	10,591

Between September 12, and 23, 2008, Telecom Italia bought back, through a mandated intermediary, 25,000,000 Ordinary Shares to service the free Telecom Italia Ordinary Shares granting plan, named “Performance Share Granting” plan, for top management of Telecom Italia or its subsidiaries, approved by the shareholders’ meeting held on April 16, 2007.

The total amount of ordinary treasury shares held at December 31, 2008, €498 million, was recorded for the part relating to the par value (€83 million) as a deduction from share capital issued and, for the remaining amount, as a deduction from Other reserves.

SHARE CAPITAL INFORMATION

The ordinary and savings shares of the Parent, Telecom Italia, are listed on Borsa Italiana S.p.A. and on the NYSE in the form of American Depositary Shares (ADS), each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the independent auditors of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered on the euro, U.S. dollar and Pound sterling financial markets to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

The dividends are proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as the ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•	upon the wind-up of Telecom Italia S.p.A. the savings shares have a pre-emptive right to the reimbursement of capital equal to the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the extraordinary session of the shareholders’ meeting called for that purpose within two months of being excluded from negotiations.

***

Paid-in capital is €1,689 million at December 31, 2008 and unchanged compared to December 31, 2007.

Exchange differences on translating foreign operations show a positive balance of €218 million at December 31, 2008 and decreased by €616 million compared to December 31, 2007. These mainly refer to exchange differences in euro from the translation of the financial statements of the Brazil Business Unit.

Other reserves and retained earnings (accumulated losses), including profit for the year amount to €13,628 million (€12,794 million at December 31, 2007) and comprise:

•	gains (losses) recognized directly in Other equity reserves for a positive €417 million at December 31, 2008 (a positive €192 million at December 31, 2007) which include:

–

the “Reserve for hedging instruments”, a positive €439 million at December 31, 2008 (a positive €204 million at December 31, 2007). This reserve is expressed net of deferred tax liabilities of €180 million (€81 million at December 31, 2007) and mainly includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

–

the “Reserve for available-for-sale financial assets”, a negative €22 million (a negative €12 million at December 31, 2007). It includes the unrealized losses relating to the investments in Assicurazioni Generali (-€1 million) and Fin. Priv. (-€1 million) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-€36 million) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (€16 million). This reserve is expressed net of deferred tax liabilities of €6 million (at December 31, 2007, it was expressed net of deferred tax assets of € 2 million);

•

other reserves and retained earnings (accumulated losses), including profit for the year amount to €13,211 million at December 31, 2008 and increased by €609 million compared to December 31, 2007. The change is mainly due to the sum of the following:

–	profit for the year attributable to the equity holders of the Parent, equal to €2,214 million (€2,448 million in 2007);

–

dividends approved for €1,609 million (€2,766 million in 2007). Dividends payable to ordinary and savings shareholders were equal, respectively, to €1,061 million (€0.0800 per share) and €548 million (€0.0910 per share).

Equity attributable to Minority Interest of €730 million (€1,063 million at December 31, 2007), includes the “Profit for the year attributable to Minority Interest” of € 1 million (profit of €7 million in 2007). The reduction from December 31, 2007 is basically due to the sum of dividends declared (€59 million), the negative change in “Exchange differences on translating foreign operations” of (-€162 million) and the negative change in the scope of consolidation (-€117 million) after the exclusion of Entel Bolivia.

The Equity attributable to Minority Interest consists mainly of the equity attributable to the minority interests of the Brazil Business Unit and the Media Business Unit.

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the Stock option plans still in existence at December 31, 2008:

	Outstanding bonds /options rights at December 31, 2008	Conversion/ grant ratio	Number of maximum shares issuable	Par value (thousands of Euro)	Paid–in capital (thousands of Euro)	Subscription price per share (Euro)
Additional capital increases approved (Ordinary Shares)
Bonds “Telecom Italia 1.5% 2001 – 2010”	484,836,577	0.471553	228,626,142	125,744	359,092	—
Stock Option Plan 2002 Top	4,050,001.00	3.300871	13,368,523	7,353	29,920	2.788052
Stock Option Plan 2002	9,764,104.00	3.300871	32,229,823	17,726	76,439	—
Of which:
—Grants in March 2002	9,645,104.00	3.300871	31,837,023	17,510	75,709	2.928015
—Grants in August 2002	119,000.00	3.300871	392,800	216	730	2.409061
Stock Option Plans 2003 – 2005—ex TIM	1,199,800.00	1.73	2,075,653	1,142	4,941	2.930636

Total additional capital increases approved (Ordinary Shares)			276,300,141	151,965	470,392

Additional capital increases not yet approved (Ordinary Shares)			1,600,000,000	880,000

Additional details on Stock option plans are disclosed in the Note “Stock option and Performance Share Granting Plans of the Telecom Italia Group”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Furthermore, the Telecom Italia S.p.A. shareholders’ meeting held on May 6, 2004 also granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, share capital for a maximum total amount of €880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

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

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any additional paid-in capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline date set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors has the right to issue at one or more times and for five years, starting May 6, 2004, convertible bonds for a maximum amount of €880,000,000.

The ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital.

This authorization for the purchase of treasury shares, in effect until October 16, 2008, was in relation to the implementation, approved by the board of directors in its meeting held August 8, 2008, of the plan for granting free Telecom Italia S.p.A. ordinary shares to individuals who hold key roles as employees or consultants of Telecom Italia S.p.A. or subsidiaries, approved by the same shareholders’ meeting held on April 16, 2007.

Between September 12 and 23, 2008, Telecom Italia purchased 25,000,000 ordinary shares.

The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008 also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, is in relation to the implementation, approved by the board of directors in its meeting held April 15, 2008, of the stock option plan reserved for the Executive Officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

The board of directors in its meeting of August 8, 2008 approved the start of the purchase of ordinary treasury shares relating to both the above authorizations.

The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official share prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively increased or decreased by 10%. The same limits shall be applied to the definition of the total cost of any derivatives.

The purchase of treasury shares shall in any case take place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

Consequently, of the aforementioned purchase program, there remains a maximum of 11,400,000 ordinary shares to be effected not later than October 14, 2009.

***

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On the basis of the motion put forward by the board of directors’ meeting held on February 27, 2009, the profit for the year 2008 resulting from the separate financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends for €1,049 million for distribution to the shareholders as follows:

•	€0.050 for each ordinary share,

•	€0.061 for each savings share,

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

NOTE 18—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Financial liabilities are composed as follows:

			As of December 31,
			2008	2007
			(millions of Euro)
Financial payables (medium/long-term):
• Bonds			25,139	27,048
• Convertible bonds			541	511

			25,680	27,559
• Amounts due to banks			5,803	5,543
• Other financial payables			453	197

			31,936	33,299
Finance lease liabilities (medium/long-term)			1,713	1,809
Other financial liabilities (medium/long-term):
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,877	1,942
• Deferred income			1	1

			2,878	1,943

Total non current financial liabilities	(A	)	36,527	37,051

Financial payables (short-term):
• Bonds			4,490	4,514
• Convertible bonds			7	7

			4,497	4,521
• Amounts due to banks			883	1,049
• Other financial payables			346	373

			5,726	5,943
Finance lease liabilities			274	262
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			236	363
• Non-hedging derivatives			25	9
• Deferred income			6	8

			267	380

Total current financial liabilities	(B)		6,267	6,585

Total financial liabilities	(C)=(A+B)		42,794	43,636

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Bonds are composed as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Non-current portion	25,139	27,048
Current portion	4,490	4,514

Total carrying amounts	29,629	31,562
Fair value adjustment and measurement at amortized cost	(1,383)	(850)

Total nominal repayment amount	28,246	30,712

The nominal repayment amount totals €28,246 million and decreased by €2,466 million compared to December 31, 2007 (€30,712 million), mainly due to the balance between repayments and new issues during 2008 by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A., and the difference in the U.S.$ /euro exchange rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds expressed at the nominal repayment amount, net of bond buybacks, and at market value:

Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)		Market price as of December 31, 2008 (%)	Market value as of December 31, 2008 (millions of Euro)
Bonds issued by Telecom Italia S.p.A.
Euro	110	110	3 month Euribor +0.60%	04/08/2004	03/30/2009	100		99.100	109
Euro	850	850	3 month Euribor +0.20%	06/07/2007	06/07/2010	99.915		91.500	778
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.560		95.512	716
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952		98.000	1,225
Euro	1,000	1,000	3 month Euribor +0.53%	12/06/2005	12/06/2012	100		81.782	818
Euro	500	500	3 month Euribor +0.63%	07/19/2007	07/19/2013	100		83.393	417
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156		86.078	579
Euro	120	120	3 month Euribor +0.66%	11/23/2004	11/23/2015	100		78.620	94
GBP	500	525	5.625%	06/29/2005	12/29/2015	99.878		84.957	446
Euro	400	400	3 month Euribor +0.79%	06/07/2007	06/07/2016	100		68.139	273
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070		78.864	986
GBP	850	892	6.375%	06/24/2004	06/24/2019	98.850		82.204	734
Euro	348	348	6 month Euribor (base 365)	01/01/2002	01/01/2022	100		100	348
GBP	400	420	5.875%	05/19/2006	05/19/2023	99.622		71.571	301
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667		61.791	414

Sub-Total		9,758							8,238

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,450	1,450	5.150%(b)	02/09/1999	02/09/2009	99.633		100.074	1,451
Euro	2,103	2,103	6.575%(c)	07/30/1999	07/30/2009	98.649	(*)	100.997	2,124
Euro	138.83	138.83	3 month Euribor +1.30%	06/12/2008	06/14/2010	100		95.480	133
Euro	2,000	2,000	7.500%(a)	04/20/2001	04/20/2011	99.214		99.750	1,995
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651	(*)	100.028	1,000
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332		95.874	815
JPY	20,000	159	3.550%	04/22/2002	05/14/2032	99.250		75.125	119
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	109.646	(*)	87.248	886

Sub-Total		8,716							8,523

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,250	898	4.000%	10/06/2004	01/15/2010	99.732		94.280	847
USD	700	503	4.875%	09/28/2005	10/01/2010	99.898		91.477	460
USD	400	287	3 month U.S.$ Libor +0.48%	09/28/2005	02/01/2011	100		82.486	237
USD	850	611	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100		75.000	458
USD	750	539	6.200%	07/18/2006	07/18/2011	99.826		91.000	490
USD	2,000	1,437	5.250%	10/29/2003	11/15/2013	99.742		80.967	1,164
USD	1,250	898	4.950%	10/06/2004	09/30/2014	99.651		79.876	717
USD	1,400	1,006	5.250%	09/28/2005	10/01/2015	99.370		78.000	785
USD	1,000	718.5	6.999%	06/04/2008	06/04/2018	100		89.918	646
USD	1,000	718.5	6.375%	10/29/2003	11/15/2033	99,558		72.977	524
USD	1,000	718.5	6.000%	10/06/2004	09/30/2034	99.081		69.168	497
USD	1,000	718.5	7.200%	07/18/2006	07/18/2036	99.440		76.876	552
USD	1,000	718.5	7.721%	06/04/2008	06/04/2038	100		91.109	655

Sub-Total		9,772							8,032

Total		28,246							24,793

Notes (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating”.

(*)	Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the notes/bonds described above are available on the corporate website http://www.telecomitalia.it.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds bought back during the year by the Telecom Italia Group:

Buybacks	Currency	Amount in original currency (million)
Telecom Italia S.p.A., €850 million 5.25% maturing 2055	Euro	180
Telecom Italia S.p.A., €750 million 4.75% maturing 2014	Euro	77
Telecom Italia Finance S.A., €1,050 million 7.75% maturing 2033	Euro	35
Telecom Italia Finance S.A., €1,500 million 5.15% maturing 2009	Euro	50
Telecom Italia Finance S.A., €2,210 million 6.575% maturing 2009	Euro	107

The following table lists the bonds repaid during the year by the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount:

Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Bonds issued by Telecom Italia S.p.A.
Euro	750	750	3 month Euribor +0.22%	06/09/2006	06/09/2008	100
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,659	1,659	5.875%	01/24/2003	01/24/2008	99.937
Euro	499.67	499.67	3 month Euribor +1.30%	09/14/2006	09/14/2008	100
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	679	4.000%	10/29/2003	11/15/2008	99.953

Mechanism describing how coupons change on step-up/step-down notes/bonds in relation to a change in the rating

(a)     TI Finance S.A. bonds—“Euro Notes”: Euro 2,000 million 7.50% interest, maturing April 2011

These securities carry protection for investors triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

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

By virtue of this mechanism, the coupon was increased by 0.25% (a first step-up occurred after Moody’s rated the bonds Baa2 in August 2003, raising the coupon from 7% to 7.25%); due to a change in S&P’s credit rating in March 2008 a further 0.25% increase has been implemented. The step-up was applied starting with the April 2008 coupon; the new rate is now 7.50%.

(b)     TI Finance S.A. bonds: Euro 1,450 million 5.150% interest, maturing February 2009

These bonds carry protection for investors triggered by a downgrade in the minimum rating (among the ratings assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

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

On February 9, 2009, these bonds reached maturity and were duly repaid without any further changes in the coupon.

(c)    TI Finance S.A. Bonds: Euro 2,103 million 6.575% interest, maturing July 2009

These bonds carry protection for investors triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

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

Future upgrades/downgrades in the minimum rating could cause a decrease/increase in the coupon according to the mechanism described above.

Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at December 31, 2008 by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings
Most recent revision March 17, 2008		Most recent revision December 8, 2008		Most recent revision December 11, 2008
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Convertible bonds can be analyzed as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Non-current portion	541	511
Current portion	7	7

Total carrying amounts	548	518
Measurement at amortized cost	26	56

Total nominal repayment amount	574	574

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Currency	Nominal repayment amount in Euro (million)	Coupon	New shares issue	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2008 (%)	Market value as of December 31, 2008 (millions of Euro)
Convertible bonds issued by Telecom Italia S.p.A.
Euro	574	1.500%	Telecom Italia S.p.A.	11/23/2001	01/01/2010	100	113.989	553

Financial covenants / other types of covenants / other features of convertible notes/bonds

The bonds listed do not contain financial covenants (e.g. ratios such as a Debt/EBITDA or EBITDA/Interest) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2008		As of December 31, 2007
	(millions of foreign currency)	(millions of Euro)	(millions of foreign currency)	(millions of Euro)
USD	13,898	9,986	12,805	8,699
GBP	1,780	1,869	1,783	2,431
BRL	2,408	740	1,946	746
JPY	54,918	435	31,922	193
EURO	—	29,764	—	31,567

		42,794		43,636

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2008	2007
	(millions of Euro)
Up to 2.5%	441	85
From 2.5% to 5%	10,376	12,305
From 5% to 7.5%	21,379	22,521
From 7.5% to 10%	4,923	4,615
Over 10%	985	723
Accruals/deferrals, MTM and derivatives	4,690	3,387

	42,794	43,636

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2008	2007
	(millions of Euro)
Up to 2.5%	441	854
From 2.5% to 5%	12,339	15,463
From 5% to 7.5%	20,918	20,599
From 7.5% to 10%	3,491	2,610
Over 10%	915	723
Accruals/deferrals, MTM and derivatives	4,690	3,387

	42,794	43,636

The following tables show the maturities of non-current financial liabilities according to both the carrying amount (including measurements arising from fair value adjustments and amortized cost, including accrued expenses) and the expected nominal repayment amount, as defined by contract:

Maturities of Financial liabilities—carrying amount(1)(2):

	Maturing by December 31, of the year
	2009	2010	2011	2012	2013	Beyond 2013	Total
	(millions of Euro)
Bonds	4,497	2,976	4,250	3,246	2,777	12,431	30,177
Loans and other financial liabilities	684	2,176	397	173	906	5,482	9,818
Finance lease liabilities	274	209	176	134	116	1,078	1,987

Total	5,455	5,361	4,823	3,553	3,799	18,991	41,982
Current financial liabilities	812	—	—	—	—	—	812

Total	6,267	5,361	4,823	3,553	3,799	18,991	42,794

(1)	Carrying amounts take into account fair value adjustments and amortized cost.

(2)

Financial commitments include accrued expenses and deferred income of which €1 million is in non-current financial liabilities maturing after 1 year, €1,121 million in non-current liabilities maturing within 1 year and €29 million in current financial liabilities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2009	2010	2011	2012	2013	Beyond 2013	Total
	(millions of Euro)
Bonds	3,663	2,964	4,187	3,250	2,787	11,969	28,820
Loans and other financial liabilities	409	2,041	379	149	853	4,816	8,647
Finance lease liabilities	256	209	176	134	116	1,078	1,969

Total	4,328	5,214	4,742	3,533	3,756	17,863	39,436
Current financial liabilities	782	—	—	—	—	—	782

Total	5,110	5,214	4,742	3,533	3,756	17,863	40,218

Medium/long-term amounts due to banks total €5,803 million (€5,543 million at December 31, 2007) and increased by €260 million mainly as a result of two new loans secured from the European Investment Bank totaling €345 million (a nominal amount of €342 million).

Short-term amounts due to banks of € 883 million decreased by €166 million (€1,049 million at December 31, 2007) and include €422 million for the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amount to €453 million (€197 million at December 31, 2007). They include €187 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million due in 2029 and €37 million of payables to the Ministry of Economic Development. Furthermore, on July 31, 2008, with a value date of August 7, 2008, Telecom Italia Finance S.A. placed an issue of 5-year debt certificates regulated by German law denominated “Schuldschein” for a nominal amount of €250 million, at an annual coupon rate of 6.25% with an issue price of 99.23%; the certificates are guaranteed by Telecom Italia S.p.A..

Short-term other financial payables amount to €346 million (€ 373 million at December 31, 2007).

Medium/long-term finance lease liabilities total €1,713 million (€1,809 million at December 31, 2007) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to €274 million (€262 million at December 31, 2007).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to €2,877 million (€1,942 million at December 31, 2007) and mainly refer to derivatives on liability positions in which the Group pays flows in USD and GBP.

Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total € 236 million (€363 million at December 31, 2007). Additional details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total €25 million (€9 million at December 31, 2007) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Revolving Credit Facility

Currently, the Telecom Italia Group has a syndicated Revolving Credit Facility (RCF) expiring August 2014 for €8 billion, of which €1.5 billion is drawn down.

The following table presents the composition and drawdown of the syndicated committed credit line available at December 31, 2008:

	As of December 31,
	2008		2007
	Secured	Drawndown	Secured	Drawndown
	(billions of Euro)
Revolving Credit Facility—expiring 2014	8.0	1.5	8.0	1.5

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In August 2007, a revision was made to the acquisition of control clause which guarantees that Telecom Italia will retain the credit line even after the change in its shareholders of reference.

The revisions were introduced without changing the advantageous economic conditions of the credit line (Euribor +0.25%) and made it possible to extend the average term of the € 8 billion committed bank line while guaranteeing maximum flexibility in terms of the company’s access to capital markets.

The change in the acquisition of control clause was also adopted, at the same time, in the documentation of the other syndicated bank line (Term Loan) drawn down in full for €1.5 billion with a January 2010 expiration date.

Covenants and “Negative pledges” relating to other outstanding positions at December 31, 2008

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of €555 million (out of a total of €2,108 million at December 31, 2008) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for the loan with a nominal amount of €350 million, if Telecom Italia’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loan with a nominal amount of €200 million, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA or EBITDA/Interest) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of €113 million at December 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out that, at December 31, 2008, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results obtained;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, the optimum blend of non-current financial liabilities has been established, on the basis of the nominal amount, at around 70% for the fixed-rate component and 30% for the floating-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•	Interest Rate Swaps (IRS) are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

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

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed movement in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below.

•

The sensitivity analyses were performed by applying reasonably possible movements in the relevant risk variables to the amounts in the financial statements at December 31, 2008 and 2007, assuming that such movements are representative of the entire year.

•	The exchange risk of the Group’s financial payables denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

•

The changes in fair value of the two call options on 50% of the Sofora Telecomunicaciones S.A. share capital (in 2008 for a negative amount of €190 million, carrying amount equal to €70 million at December 31, 2008) have been determined using an internal valuation model in which the input values, among other things, are the market value of the assets of Sofora Telecomunicaciones S.A., less the share price of its listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina). The market prices of these investments are subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group; accordingly, they are included in this analysis.

Call options on Sofora Telecomunicaciones S.A. share capital—Sensitivity analysis

Assuming an increase (decrease) of 10% in the price of Sofora’s listed investment holdings (Nortel Inversora S.A. and, through this company, Telecom Argentina S.A.) and, therefore, the value of Sofora’s assets, the change in fair value of the options would have been negative for €170 million (€210 million) bringing the relative carrying amount to €90 million (€50 million).

Exchange rate risk—Sensitivity analysis

At December 31, 2008 (and at December 31, 2007), the exchange risk of the Group’s financial payables denominated in currencies other than euro was completely hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk—Sensitivity analysis

If, at December 31, 2008, the interest rates in the different markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) than that actually recorded, the following would have been recognized:

•	in the income statement, higher (lower) finance expenses, before the relative tax effect, for €52 million (€95 million in 2007);

•

in equity, excluding the above effect on profit for the year, higher (lower) equity for € 140 million (€131 million); similarly, at December 31, 2007, the same change in interest rates would have produced higher (lower) Group equity for €92 million (€105 million).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, please refer to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for resetting the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on the sale of securities), was considered in the category of floating rate.

Financial liabilities (at the nominal repayment amount)
	As of December 31, 2008			As of December 31, 2007
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Bonds	21,289	6,957	28,246	21,452	9,260	30,712
Convertible bonds	574	—	574	574	—	574
Loans and other payables(*)	7,289	4,109	11,398	3,953	7,313	11,266

Total	29,152	11,066	40,218	25,979	16,573	42,552

(*)	At December 31, 2008, current liabilities total €782 million, of which €700 million is at floating rates (at December 31, 2007, €707 million, of which €646 million was at floating rates).

Financial assets (at the nominal investment amount)
	As of December 31, 2008			As of December 31, 2007
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of Euro)
Deposits and cash	—	4,412	4,412	—	6,250	6,250
Euro commercial paper	—	100	100	—	196	196
Receivables on sale of securities	—	493	493	—	—	—
Securities	25	570	595	18	386	404
Other receivables	636	255	891	460	201	661

Total	661	5,830	6,491	478	7,033	7,511

For floating-rate financial instruments, the contracts provide for revisions of the interest rate within the next 12 months.

Effective interest rate

For those categories for which the effective interest rate can be determined, the effective interest rate represents the original transaction net of the effect of any related derivative hedging instruments.

The adjusted carrying amount for each class of financial assets and liabilities was determined, based on the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value. Therefore, the adjusted carrying amount is the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities
	As of December 31, 2008		As of December 31, 2007
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Bonds	28,147	5.95	30,612	5.80
Convertible bonds	541	7.42	510	7.42
Loans and other payables	9,416	5.23	9,127	5.96

Total	38,104	5.80	40,249	5.86

Financial assets
	As of December 31, 2008		As of December 31, 2007
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of Euro)	(%)	(millions of Euro)	(%)
Deposits and cash	4,412	2.51	6,249	4.08
Euro commercial paper	100	2.89	196	4.79
Receivables on sale of securities	493	1.60	—	—
Securities	595	10.71	404	5.01
Other receivables	515	6.10	556	6.08

Total	6,115	3.55	7,405	4.30

As for financial assets, the weighted average effective interest rate is not essentially affected by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as an improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions with a minimum of an A rating and generally for periods of less than three months. As for temporary investments of liquidity, there are transactions in euro commercial paper (the issuers all have an A- rating with headquarters in Luxembourg) and repurchase agreements on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart. With regard to bond portfolio management, the issuers have a minimum of an A- rating.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin which makes it possible to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2008, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 12-18 months.

12.7% of gross financial debt at December 31, 2008 (nominal repayment amount) will become due during the following 12 months.

The following table reports the contractual cash flows that are not discounted to present value relative to bonds (which represent 72% of gross financial debt at nominal repayment amounts); the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2008:

	Maturing by December 31, of the year
	2009	2010	2011	2012	2013	After 2013	Total
	(millions of Euro)
Bonds
• Principal	3,663	2,964	4,187	3,250	2,787	11,969	28,820
• Interest	1,513	1,299	1,240	1,042	868	8,415	14,377

Total cash out	5,176	4,263	5,427	4,292	3,655	20,384	43,197

Furthermore, at the beginning of 2009, the Group refinanced debt as follows:

•	on January 22, 2009, Telecom Italia S.p.A. issued bonds for a total of €500 million, annual coupon of 7.875%, maturing January 22, 2014;

•

on February 12, 2009, the European Investment Bank (EIB) and Telecom Italia S.p.A. signed an 8-year loan contract for € 600 million to fund investments to bridge the broadband digital divide and complete the broadband and internet network infrastructures in insufficiently covered areas of the country.

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The fair value of IRS and CCIRS reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRS, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRS imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

With regard to the fair value measurement of financial liabilities, reference should be made to the Note “Supplementary disclosures on financial instruments” for assumptions and amounts.

NOTE 20—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate risk and the change in commodity prices and interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Derivative financial instruments at December 31, 2008 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

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

The following tables show the derivative transactions put into place by the Telecom Italia Group at December 31, 2008, divided between fair value hedge derivatives (Table 1—Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2—Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3—Non-Hedge Accounting Derivatives) in accordance with IAS 39.

On September 17, 2008, after protection under U.S. Chapter 11 bankruptcy was filed by Lehman Brothers Holding Inc., the guarantor of the derivative contracts put into place with Lehman Brothers Special Financing and Lehman Brothers International Europe, the Telecom Italia Group ceased hedge accounting relations affected by the filing and at the same time notified the counterparts of the early resolution of those contracts. On the same date, in order to restore hedge accounting prospectively, the Group signed new derivative contracts with high-credit-quality banking counterparts with terms identical to the contracts that had been early terminated. The financial disbursement was equal to €74 million.

Table 1—Fair Value Hedge Derivatives

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of Euro)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion (equivalent amount of €159 million at December 31, 2008), broken down as follows: • by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY; • by Telecom Italia S.p.A., a CCIRS contract, on a floating-rate intragroup loan in JPY, in which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.	172	(21)

CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds for a total amount of USD 3,500 million (equivalent amount of €2,514.5 million at 12/31/2008) issued by Telecom Italia Capital S.A. in October 2004 (5-year tranche of USD 1,250 million, 10-year tranche of USD 1,250 million and 30-year tranche of USD 1,000 million), converting the coupon fixed rate in USD to the 6-month Euribor.	2,831	73

CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds for a total amount of USD 2,500 million (equivalent amount of €1,796 million at 12/31/2008) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of USD 700 million, 5.35-year tranche of USD 400 million and 10-year tranche of USD 1,400 million), converting the coupon fixed rate in USD to the 6-month Euribor.	2,068	(142)

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on the two 5-year tranches for a total of USD 1,600 million (equivalent amount of €1,150 million at 12/31/2008) of bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of USD 2,600 million, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor USD +0.61%) to the 6-month Euribor.	1,264	(76)

Total Fair Value Hedge Derivatives	6,335	(166)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Table 2—Cash Flow Hedge Derivatives

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of Euro)
USD Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011 to hedge the exchange rate risk on the commitment to make monthly payments in USD.	3	—

USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge the exchange rate risk of its contractual flows equal to USD 43 million expiring by June 2013 (monthly expiration dates); by virtue of these hedging transactions the equivalent amount is set in a range of between €28 and 33 million.	33	(1)

Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows with expiration by December 2010, with the equivalent amount set in a range of between €7 and 9 million.	9	(3)

Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to USD 6 million expiring November 2013.	4	—

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on bonds of €110 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2004-2009), converting the 3-month Euribor to an annual fixed rate of 3.35%.	110	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of USD 2,000 million (equivalent amount of €1,437 million at 12/31/2008) on bonds for a total amount of USD 4,000 million issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to a fixed rate of 5.0349% in euro.	1,709	(229)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of €120 million at a quarterly floating rate issued Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount of €525 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euro.	751	(193)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of GBP 850 million (equivalent amount of €892 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2004, converting a fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euro.	1,258	(330)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of €420 million at 12/31/2008) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euro.	587	(164)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of € 1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of the Euribor +0.53 to a fixed rate of 4.5404% in euro.	1,000	(23)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional Amount	Mark-to-Market (Clean Price)
	(millions of Euro)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the “Dual-Currency” loan of JPY 20 billion (equivalent amount of €159 million at 12/31/2008) on Telecom Italia Finance S.A.. The following were put into place:

•        by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in USD to the 6-month Libor in JPY;

•        by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

•        by Telecom Italia S.p.A. an IRS contract converting the 6-month Euribor to a 6.9395% fixed rate in euro.

	174	(35)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of USD 1,000 million (equivalent amount of €718.5 million at 12/31/2008) on the bonds issued for a total amount of USD 4,000 million by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to the fixed rate of 5.994% in euro.	849	4

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing July 2036 on the 30-year tranche of USD 1,000 million (equivalent amount of €718.5 million at (12/31/2008) on the bonds for a total amount of USD 2,600 million issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to the fixed rate of 5.88429% in euro.	791	226

IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on bonds of €500 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(23)

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2018 on the 10-year tranche of USD 1,000 million (equivalent amount of €718.5 million at 12/31/2008) on the bonds for a total of USD 2,000 million issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euro.	642	157

CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2038 on the 30-year tranche of USD 1,000 million (equivalent amount of €718.5 million at 12/31/2008) on the bonds for a total of USD 2,000 million issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euro.	645	309

IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of €400 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(38)

IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the revolving credit facility of €1,500 million at a monthly floating rate, converting the 1-month Euribor rate to a semiannual fixed rate of 4.82583%.	1,500	(118)

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the EIB loan of €350 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.93457%.	350	(27)

IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the EIB loan of €400 million at a quarterly floating rate, converting the 3-month Euribor rate to a semiannual fixed rate of 5.03388%.	400	(32)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the EIB loan of €100 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.832%.	100	(7)

Total Cash Flow Hedge Derivatives	11,935	(527)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The hedge of cash flows by derivatives designated as Cash Flow Hedges at December 31, 2008 was considered highly effective and at December 31, 2008 led to:

•	recognition of an unrealized gain in equity of €333 million;

•	transfer from equity to the income statement of net losses from exchange rate adjustments of €215 million.

Furthermore, at December 31, 2008, the total gain of the hedging instrument that is still recognized in equity amounts, due to the effect of transactions early terminated over the years, to €21 million. The positive impact reversed to the income statement during 2008 is €19 million.

The transactions hedged by Cash Flow Hedges generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(million)
EURO	110	Jan 09	Mar 09	3-month Euribor + 0.60%	Quarterly
USD	2,000	Jan 09	Nov 13	5.25%	Semiannually
EURO	120	Jan 09	Nov 15	3-month Euribor + 0.66%	Quarterly
GBP	500	Jan 09	Jun 15	5.625%	Annually
GBP	850	Jan 09	Jun 19	6.375%	Annually
GBP	400	Jan 09	May 23	5.875%	Annually
EURO	1,000	Jan 09	Dec 10	3-month Euribor + 0.53%	Quarterly
USD	186	Jan 09	Oct 29	5.45%	Semiannually
USD	1,000	Jan 09	Nov 33	6.375%	Semiannually
USD	1,000	Jan 09	Jul 36	7.20%	Semiannually
EURO	500	Jan 09	Jul 13	3-month Euribor + 0.63%	Quarterly
USD	1,000	Jan 09	Jun 18	6.999%	Semiannually
USD	1,000	Jan 09	Jun 38	7.721%	Semiannually
EURO	400	Jan 09	Jun 16	3-month Euribor + 0.79%	Quarterly
EURO	1,500	Jan 09	Aug 14	1-month Euribor + 0.1575%	Monthly
EURO	350	Jan 09	Mar 14	6-month EIB + 0.29%	Semiannually
EURO	400	Jan 09	Sep 13	3-month EIB + 0.15%	Quarterly
EURO	100	Jan 09	Dec 13	6-month Euribor - 0.023%	Semiannually

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges during 2008 is immaterial.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Table 3—Non-Hedge Accounting Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of Euro)
IRS transactions maturing July 2011 on bonds of USD 850 million issued by Telecom Italia Capital S.A. (2006-2011), put into place by Telecom Italia Finance S.A., in which the latter receives the coupon floating rate if the 10-year USD rate is higher than the 2-year USD rate and pays a semiannual floating rate.	100	(1)

IRS transactions maturing November 2011 put into place by Telecom Italia Finance S.A., in which Telecom Italia Finance S.A. pays the difference between the 2-year USD swap rate and the 2-year American government rate and receives an average fixed rate of 0.8225%. The company is not exposed to any foreign currency exchange risk.	100	—

Exchange rate transactions put into place by Telecom Italia S.p.A..	26	(2)

Exchange rate transactions put into place by Telecom Italia Finance S.A..	99	(1)

Exchange rate transactions put into place by Telecom Italia Capital S.A..	5	—

Interest and exchange rate put into place by Tim Celular S.A..	382	113

Interest and exchange rate put into place by Tim Nordeste S.A..	27	1

Total Non-Hedge Accounting Derivatives	739	110

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged risk	Notional amount as of December 31, 2008	Notional amount as of December 31, 2007	Mark to Market Spot (Clean Price) as of December 31, 2008	Mark to Market Spot (Clean Price) as of December 31, 2007
		(millions of Euro)
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	6,335	7,185	(166)	(1,266)

Total Fair Value Hedge Derivatives		6,335	7,185	(166)	(1,266)

Interest Rate Swaps	Interest Rate Risk	4,480	1,230	(268)	26
Cross Currency and Interest Rate Swaps	Interest Rate Risk and Foreign Currency Exchange Rate Risk	7,406	6,119	(255)	(686)
Commodity Swap	Commodity Risk (energy)	9	—	(3)	—
Forward and Forex Options	Foreign currency exchange rate risk	40	60	(1)	—

Total Cash Flow Hedge Derivatives		11,935	7,409	(527)	(660)

Total Non-Hedge Accounting Derivatives		739	724	110	3

Total Telecom Italia Group Derivatives		19,009	15,318	(583)	(1,923)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 21—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Valuation at fair value

Majority of the non-current financial liabilities of the Telecom Italia Group is composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded in active markets (see the Note “Financial liabilities (current and non-current)”). However, as concerns other types of financing, the following assumptions were made in order to determine fair value:

•	for floating-rate loans, the nominal repayment amount has been used;

•	for fixed-rate loans, fair value has been used: the present value of future cash flows using interest rates prevailing at December 31, 2008.

Lastly, for the major part of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The following tables set out, for the assets and liabilities at December 31, 2008 and 2007 and following the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7; overall gains and losses are also reported.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value by IAS 39 category as of December 31, 2008

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements 12/31/2008	Amortized cost	Cost	Fair value taken to equity	Fair value recognized to the income statement	Amounts recognized in the financial statements according to IAS 17	Fair value at 12/31/2008
	(millions of Euro)
Assets
Loans and receivables	LaR	12,555	12,540			15		12,555
Available-for-sale financial assets	AFS	185		78	107			185
Financial assets at fair value through profit or loss held for trading	FAHfT	233				233		233
Hedging derivatives	n.a.	2,490			1,706	784		2,490
Other financial assets at fair value	n.a.	70				70		70
Assets measured according to IAS 17	n.a.	400					400	400

		15,933						15,933

Liabilities
Financial liabilities at amortized cost	FLAC	45,209	45,209					41,735
Financial liabilities at fair value through profit or loss held for trading	FLHfT	25				25		25
Hedging derivatives	n.a.	3,113			2,184	929		3,113
Liabilities measured according to IAS 17	n.a.	1,987					1,987	2,427

		50,334						47,300

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amounts and amounts recognized in the financial statements by IAS 39 category as of December 31, 2008

				Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2008	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS17
	(millions of Euro)
Assets
Other investments	AfS	7)	57		39	18
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	81	81
of which securities	AFS	7)	15			15
of which hedging derivatives	n.a.	7)	2,310			1,609	701
of which receivables for lessors’ net investments	n.a.	7)	257					257
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	7)	29	14			15
of which other financial assets at fair value	n.a.	7)	70				70
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	10)	6,983	6,983
Investments (Current assets)	AFS	12)	39		39
Securities (Current assets)
of which available-for-sale	AFS	13)	74			74
of which held for trading	FAHfT	13)	111				111
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	46	46
of which non-hedging derivatives	FAHfT	14)	122				122
of which hedging derivatives	n.a.	14)	180			97	83
of which receivables for lessors’ net investments	n.a.	14)	143					143
Cash and cash equivalents	LaR	15)	5,416	5,416

			15,933

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	18)	31,937	31,937
of which hedging derivatives	n.a.	18)	2,877			2,073	804
of which financial lease liabilities	n.a.	18)	1,713					1,713
Current financial liabilities
of which liabilities at amortized cost	FLAC	18)	5,732	5,732
of which non-hedging derivatives	FLHfT	18)	25				25
of which hedging derivatives	n.a.	18)	236			110	126
of which financial lease liabilities	n.a.	18)	274					274
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	25)	7,540	7,540

			50,334

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value by IAS 39 category as of December 31, 2007

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2007	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2007
		(millions of Euro)
Assets
Loans and receivables	LaR	14,506	14,506					14,506
Financial assets held-to-maturity	HtM	32	32					32
Available-for-sale financial assets	AFS	312		37	273	2		312
Financial assets at fair value through profit or loss held for trading	FAHfT	124				124		124
Hedging derivatives	n.a.	472			342	130		472
Other financial assets at fair value	n.a.	260				260		260
Assets measured according to IAS 17	n.a.	428					428	428

		16,134						16,134

Liabilities
Financial liabilities at amortized cost	FLAC	48,064	48,064					48,090
Financial liabilities at fair value through profit or loss held for trading	FLHfT	9				9		9
Hedging derivatives	n.a.	2,305			920	1,385		2,305
Liabilities measured according to IAS 17	n.a.	2,071					2,071	2,447

		52,449						52,851

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amounts and amounts recognized in the financial statements by IAS 39 category as of December 31, 2007

				Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2007	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
			(millions of Euro)
Assets
Other investments	AFS	7)	57		37	20
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	121	121
of which securities	HtM	7)	1	1
of which securities	AFS	7)	8			6	2
of which hedging derivatives	n.a.	7)	286			244	42
of which receivables for lessors’ net investments	n.a.	7)	279					279
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	7)	15	15
of which other financial assets at fair value	n.a.	7)	260				260
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	10)	7,867	7,867
Investments (Current Assets)	AFS	12)
Securities (Current Assets)
of which held-to-maturity	HtM	13)	31	31
of which available-for-sale	AFS	13)	247			247
of which held for trading	FAHfT	13)	112				112
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	30	30
of which non-hedging derivatives	FAHfT	14)	12				12
of which hedging derivatives	n.a.	14)	186			98	88
of which receivables for lessors’ net investments	n.a.	14)	149					149
Cash and cash equivalents	LaR	15)	6,473	6,473

			16,134

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	18)	33,300	33,300
of which hedging derivatives	n.a.	18)	1,942			855	1,087
of which financial lease liabilities	n.a.	18)	1,809					1,809
Current financial liabilities
of which liabilities at amortized cost	FLAC	18)	5,951	5,951
of which non-hedging derivatives	FLHfT	18)	9				9
of which hedging derivatives	n.a.	18)	363			65	298
of which financial lease liabilities	n.a.	18)	262					262
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	25)	8,813	8,813

			52,449

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category

	IAS 39 category	Net gains (losses), 2008(1)	of which interest
	(millions of Euro)
Loans and receivables	LaR	(632)	274
Financial assets available for sale	AfS	(1)	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	(84)	—
Financial liabilities at amortized cost	FLAC	(2,124)	(2,114)

Total		(2,841)	(1,840)

(1)

Of which, €1 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held for trading).

Gains and losses by IAS 39 category

	IAS 39 category	Net gains (losses), 2007(1)	of which interest
	(millions of Euro)
Loans and receivables	LaR	(795)	234
Financial assets available for sale(2)	AfS	258	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	59	—
Financial liabilities at amortized cost	FLAC	(2,233)	(2,211)

Total		(2,711)	(1,977)

(1)

Of which, €1 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held for trading).

(2)	Includes gains of €138 million reversed from equity to the income statement.

NOTE 22—EMPLOYEE BENEFITS

Employee benefits increased by €227 million compared to December 31, 2007. Details are as follows:

			As of December 31, 2006	Increases	Decreases	As of December 31, 2007
			(millions of Euro)
Provision for employee severance indemnities	(A	)	1,228	68	(176)	1,120

Provision for pension plans			31	3	(3)	31
Provision for termination benefit incentives			113	2	(97)	18

Total other provisions for employee benefits(*)	(B	)	144	5	(100)	49

Total	(A+B	)	1,372	73	(276)	1,169

Of which:
Non-current portion			1,262			1,151
Current portion(*)			110			18

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			As of December 31, 2007	Increases	Decreases	As of December 31, 2008
			(millions of Euro)
Provision for employee severance indemnities	(A	)	1,120	69	(77)	1,112

Provision for pension plans			31	2	(9)	24
Provision for termination benefit incentives			18	245	(3)	260

Total other provisions for employee benefits(*)	(B	)	49	247	(12)	284

Total	(A+B	)	1,169	316	(89)	1,396

Of which:
Non-current portion			1,151			1,212
Current portion(*)			18			184

(*)	The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased by €8 million mainly as a result of employee severance indemnity expense charged to the income statement (€69 million for severance indemnity and interest for companies with less than 50 employees and only interest for other companies), any actuarial gains or losses and utilizations for indemnities paid to employees who terminated employment and advances (for a total of €77 million).

According to Law No. 297/1982, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and interest earned. The liability is not associated with any vesting condition or period or any funding obligation. Consequently, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree No. 252/2005 and Law No. 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are allocated, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, revaluations of the provision for employee severance indemnities existing at the election date, for all companies, and also the amounts accrued and not assigned to supplementary pension plans, for companies with less than 50 employees, remain recorded in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, for companies with at least 50 employees, and the Projected Unit Credit Cost—pro rata service, for the others, based upon the following:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date only for employees of companies with less than 50 employees;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the employee’s period of service to date in the company at the measurement date (for the others).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following assumptions were made:

Financial assumptions	Executives	Non executives
Cost-of-living increases

– in the year of measurement (2008 estimated average)	3.5%	3.5%

– in the first year subsequent to measurement (2009)	3.0% per annum	3.0% per annum

– subsequently	2.2% per annum	2.2% per annum

Discount rate	4.8% per annum	4.8% per annum

Increase in remuneration

in the first year subsequent to measurement (2009)

– equal to or less than 40 years of age	4.0% per annum	4.0% per annum

– over 40 years, but equal to or less than 55 years of age	3.5% per annum	3.5% per annum

– over 55 years of age	3.0% per annum	3.0% per annum

subsequently

– equal to or less than 40 years of age	3.2% per annum	3.2% per annum

– over 40 years, but equal to or less than 55 years of age	2.7% per annum	2.7% per annum

– over 55 years of age	2.2% per annum	2.2% per annum

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):
– up to 40 years of age	From 3.0% to 4.0% per annum	From 3.0% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 2.5% per annum	From 1.5% to 2.5% per annum
– over 50 years of age	None	None

Probability of retirement:
– up to 60 years of age	35% (100% for women)	60% (100% for women)
– over 60 but less than 65 years of age	15% per annum	10% per annum
– at 65 years of age	100%	100%

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2008 and 2007, respectively, of €1,112 million and €1,120 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effect on the income statement, included in Employee benefits expenses, is as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Current service cost(*)	—	17	129
Finance expenses	75	51	49
Net actuarial (gains) losses recognized during the year	(6)	—	(32)

Total expense	69	68	146

Actuarial (gains) losses resulting from 2007 pension reform	—	(59)	—

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the above-described social security reform, beginning in 2007, the amounts accruing that are assigned to the INPS Treasury Fund or supplementary pension funds are recorded in “Employee benefits expense” as “Social security expenses” and no longer as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal, for the year, to €0.3 million).

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group. The reduction mainly refers to the exclusion of Entel Bolivia from the scope of consolidation.

Provision for termination benefit incentives increased mainly in respect of early retirement procedures under Law No. 223/91 begun during the year by the Parent, Telecom Italia, and by Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

NOTE 23—PROVISIONS

Provisions decreased by €542 million compared to December 31, 2007. The composition and changes in provisions are as follows:

	As of December 31, 2007	Increases	Used through income statement	Uses directly	Exchange differences and other changes	As of December 31, 2008
	(millions of Euro)
Provision for taxation and tax risks	330	3	—	(213)	(6)	114
Provision for restoration and decommissioning costs	427	27	—	(17)	(13)	424
Provision for legal disputes	385	76	—	(241)	(13)	207
Provision for commercial risks	95	9	(22)	(9)	—	73
Provision for risks and charges on investments and corporate-related transactions	208	21	—	(26)	(78)	125
Other provisions	102	12	(2)	(38)	(12)	62

Total	1,547	148	(24)	(544)	(122)	1,005

Of which:
Non-current portion	903					692
Current portion	644					313

Provision for taxation and tax risks decreased, compared to December 31, 2007, mainly following utilizations of the provision by Telecom Italia in connection with the settlement, either at the administrative or at the court level, of disputes with the Revenue Agency relating to the tax periods 2002-2006. Additional details on the settlement of these disputes are provided in the Note “Contingent liabilities and assets, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites. This provision decreased by €3 million due to the net effect of:

•	increases in respect of finance expenses released to income to reflect the passage of time (€ 24 million) and new accruals (€3 million);

•	decreases in respect of utilizations (€17 million) and exchange differences (€13 million).

Provision for legal disputes decreased mainly as a result of settlements of disputes with Fastweb, H3G and Wind by Telecom Italia.

Provision for commercial risks decreased largely on account of the release to income of a part of the provision relating to concession fees (1994/1998) following an updated estimate of the risk of having to pay the adjusting differences to the Ministry of Communications.

Provision for risks and charges on investments and corporate-related transactions decreased in total by €83 million. Of that amount, €78 million relates to the nationalization of Entel Bolivia. This led to the deconsolidation of the investment and the consequent use of the provision that had been set aside to reduce the carrying amount of the investment. The remaining amount of €5 million is the net effect of accruals and utilizations referring to guarantees that were released when certain investments were sold.

Other provisions decreased by €40 million primarily due to the payment in 2008 of the fine of €20 million levied on Telecom Italia by the Antitrust Authority (order A357) in August 2007 for alleged unfair trade practices.

NOTE 24—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased by €48 million compared to December 31, 2007. The composition is as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Payables to social security agencies	339	528
Capital grants	92	116
Medium/long-term deferred income	936	943
Income tax payables(*)	162	—
Other payables and liabilities	10	—

Total	1,539	1,587

(*)	Analyzed in the Note “Income tax payables (current and non current)”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law No. 58/1992. Details are as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Non-current payables
Due from 2 to 5 years after the balance sheet date	304	485
Due beyond 5 years after the balance sheet date	35	43

	339	528
Current payables	217	216

Total	556	744

Medium/long-term deferred income includes €634 million (€658 million at December 31, 2007) for the deferral of revenues from the activation of Telecom Italia telephone service and €285 million (€268 million at December 31, 2007) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 25—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by €1,484 million compared to December 31, 2007 and are composed of the following:

			As of December 31,
			2008		2007
				Of which Financial Instruments		Of which Financial Instruments
			(millions of Euro)
Payables on construction work	(A	)	26		23

Trade payables:
• Payables to suppliers			5,083	5,083	6,053	6,053
• Payables to other telecommunications operators			1,514	1,514	1,822	1,822

	(B	)	6,597	6,597	7,875	7,875

Tax payables	(C	)	582		549

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			423	423	505	505
• Payables to social security agencies			418		411
• Trade and miscellaneous deferred income			848		833
• Advances received			21		28
• Customer-related items			1,126	279	1,148	241
• Payables for the “TLC operating fee”			22		44
• Dividends approved, but yet to be paid to shareholders			22	22	25	25
• Other current liabilities			314	219	277	167
• Employee benefits (except for Employee severance indemnities) for current portion expected to be settled within 1 year			184		18
• Provisions for current portion expected to be settled within 1 year			313		644

	(D	)	3,691	943	3,933	938

Total	(A+B+C+D	)	10,896	7,540	12,380	8,813

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to €6,597 million (€7,875 million at December 31, 2007) mainly refer to Telecom Italia (4,651 million euro) and the companies in the Brazil Business Unit (€1,007 million). The reduction in trade payables is the result of plans to reduce costs and capital expenditures and the fact that in the last quarter of 2007 there was a significant increase in capital expenditures which were paid in the early part of 2008.

Tax payables particularly refer to the Parent for a total of €386 million (which includes VAT payable for €183 million and the government concession tax for €109 million) and companies in the Brazil Business Unit for €155 million.

Payables to social security agencies include the current portion of the amount payable to INPS under Law No. 58/1992 for €217 million (€216 million at December 31, 2007) as described in the Note “Miscellaneous payables and other non-current liabilities”.

Deferred income mainly refers to the Parent and includes €226 million (€220 million at December 31, 2007) for the deferral of revenues from the activation of telephone service (current portion).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 26—INCOME TAX PAYABLES (CURRENT AND NON CURRENT)

Current income tax payables increased by € 1,225 million compared to December 31, 2007 and are composed as follows:

	As of December 31,
	2008	2007
	(millions of Euro)
Medium/long term income tax payables (substitute tax) Current income tax payables	162	—

Current income tax payables:
• Substitute tax	215	—
• Income tax expense	1,045	197

	1,260	197

Total	1,422	197

These mainly refer to:

•	payables for the second and third installments of the substitute tax for the tax realignment, carried out pursuant to Law No. 244 dated December 24, 2007 (€377 million);

•	IRES payable generated by the Telecom Italia Group consolidated national tax return (€694 million);

•	IRAP payable by the Parent, Telecom Italia (€63 million);

•	payable by the Parent, Telecom Italia, generated by the assessment with adhesion procedure agreed with the Revenue Agency to close disputes for the period 2002-2006 (€112 million);

•	payable by the Parent, Telecom Italia, resulting from the conciliation with the Revenue Agency to close the litigation relating to the assessment on Blu, merged in TIM S.p.A. in 2002 (€131 million).

NOTE 27—CONTINGENT LIABILITIES AND ASSETS, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at December 31, 2008 are described below; no mention is made of the disputes that, although referred to in the financial report for 2007, were settled in 2008. For the disputes described below considered likely to have an adverse outcome, the Group has made provisions totaling €65 million.

In addition to the potential liabilities reported below, this note also describes the potential assets in connection with the restitution of the 1998 licence fee, amounting to €529 million plus interest.

a)    POTENTIAL LIABILITIES

FASTWEB

Still pending before the Milan Court of Appeal is the action brought for damages by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential and non-residential users and retail broadband Internet access. Fastweb quantified the damages during the trial at about € 1,070 million.

The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

WIND

In January 2008 Wind brought an action for damages of approximately €600 million under Article 82 of the EC Treaty before the Milan Court as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind and recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law No. 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately €525 million and subsequently revised to €759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting of exploiting its position in the fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had engaged in abusive conduct that had consisted in (a) exploiting the confidential information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services and (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate. In addition, the plaintiff claimed that Telecom Italia had offered discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market and used the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data. Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

NOTICE OF COMMENCEMENT PROCEEDING FOR ALLEGED VIOLATION OF LEGISLATIVE DECREE No. 231/2001

In December 2008 Telecom Italia was served with notice of commencement of a proceeding against the company for alleged violation of Articles 21 and 25(4) of Legislative Decree No. 231/2001, following the investigations conducted by the public prosecutor at the Milan court into the matters and related to events occurred in prior years that involved some former employees and collaborators of the Company accused of a series of crimes, allegedly including the crime under Legislative Decree No. 231/2001 of corruption of public officials with the aim of acquiring information from confidential archives. The preliminary hearing has been fixed for March 31, 2009. Telecom Italia will join the trial in civil capacity seeking damages against those allegedly responsible for the crimes of which it is a victim.

In the meantime Telecom Italia has continued to examine the documentation filed by the public prosecutor with a view to preparing all the appropriate defense measures and assessing the possible impact on Telecom Italia of the administrative and civil law aspects of the case.

The main risk Telecom Italia runs, if its responsibility under Legislative Decree No. 231/2001 is confirmed, is to incur a moderate fine. Management believes that, with respect to these claims, the risk of Telecom Italia being prohibited from participating in public tenders is remote. In any event, Telecom Italia has the option of following the alternative plea bargaining procedure (patteggiamento).

With regard to the employees who were victims of privacy violations (approximately 300 people), Telecom Italia, which, in the criminal proceedings is also an injured party, has made a tangible gesture of economic solidarity, with the intention of emphasizing its interest in events that involve its employees.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

As for the risk of contingent liabilities, should the parties included in the files examined by the magistrates bring suit against the Telecom Italia’s former employees responsible for these crimes, and, consequently demand damages from them and the Company, Telecom Italia deems that such risk, which cannot be quantified, is possible.

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (“old” Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the “old” Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telecommunications (2002 financial statements of “old” Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

In addition, in October 2008 the Finance Police notified a report that contested the deductibility for the purposes of direct taxes and VAT of some expense items concerning the TOP and Security cost centres for the year 2003 and requested payment of about €18 million between taxes and fines.

As regards the deduction of the levy on mobile telephony in 2002, the competent offices of the tax authorities have decided not to pursue the objection.

As regards the objections concerning the merger of Telecom Italia into Olivetti and the spin-off of Seat Pagine Gialle, and those concerning the deductibility of some expense items concerning the TOP and Security cost centres for the year 2003—which, if entirely upheld, would have entailed an additional cost (in terms of taxes, interest and fines) of about €5 billion—the Company and the Revenue Agency’s Milan 1 Office reached an agreement in December 2008, before the case was brought to court, at a cost to the Company of about €186 million.

With the above-mentioned settlement the Revenue Agency’s Milan 1 Office has also settled the objection notified to Telecom Italia Media (formerly Seat Pagine Gialle) at the end of 2008, again with reference to the spin-off of Seat (with a maximum alleged additional cost of €4 billion).

•

As previously announced in the financial reports for 2006 and 2007, on January 26, 2007 the Company received the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

The Company has filed an appeal before the Turin Provincial Tax Commission against the request for payment of €436 million of additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about €492 million.

On December 16, 2008 the Company, in its dispute with the Turin Revenue Agency, submitted a proposal for a settlement to the Turin Provincial Tax Commission that provided for it to pay taxes and interest amounting to about €131 million. The judgment of the Commission formalized the closing of the case.

ARGENTINA

On June 27, 2008 W de Argentina—Inversiones SL (“Los W”), partner of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A., brought an action against Telecom Italia International N.V. before the Buenos Aires commercial court for the call option signed by that company and Los W in 2003 to be declared null and void because it now allegedly violates Argentine company law. Sofora has noted the existence of the proceeding in its share register. The Telecom Italia Group has filed its defense calling for the dismissal of the case as unfounded and remains firm in its intention to obtain control of the company. At the present time, no administrative or judicial act, including measures by SECOM (the Argentine Telecommunications Authority) and CNDC (the Argentine Antitrust Authority), the details of which are provided later, has been taken to revoke the validity of the Call Option Agreement, or the ownership of the relative option rights held by the Group, such option rights by only suspended for the period for their exercise.

***

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In June 2008 W de Argentina—Inversiones SL filed a request for a preliminary injunction, to be granted inaudita altera parte, before the Buenos Aires administrative court concerning the call option signed in 2003 by Telecom Italia International N.V. and Los W. The proceeding was closed without the issue of an injunction.

***

On October 6, 2008 Los W and its shareholders brought an action before the Buenos Aires commercial court against Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group nominated by Telecom Italia. The plaintiffs requested that the court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group nominated by Telecom Italia and deriving from the presumed position of de facto control held in Telecom Italia—and consequently in Telecom Argentina—by Telefónica S.A., which at the same time controls Telecom Argentina’s main competitor, Telefónica de Argentina S.A..

In December 2008 Telecom Italia and Telecom Italia International applied for the plaintiff’s actions to be dismissed.

In addition, as part of the injunction proceeding initiated separately within the same trial, the judge appointed an inspector (“interventor informante”) to carry out an inquiry into the Telecom Argentina group companies. This task has been completed and the inspector has submitted his final report.

***

On February 3, 2009 Telecom Italia obtained the revocation of a preliminary injunction issued by the labor court of Lanús (province of Buenos Aires) at the request of an employee of Telecom Argentina. The injunction:

(i)

had prohibited Sofora from undertaking acts aimed at modifiting its shareholder structure pending a pronouncement by the Ministry of Labor on the consequences of the alleged monopoly in the Argentine telecommunications market (as a result of Telefónica S.A.’s indirect acquisition of an allegedly controlling shareholding in Telecom Italia) on the employment conditions of workers in the telecommunications industry;

(ii)	had prohibited Sofora and Telecom Argentina from modifying the employment conditions of their employees.

On December 29, 2008 a similar preliminary injunction was issued by the labor court of San Isidro (province of Buenos Aires) at the request of an employee of Telecom Argentina, again on the assumption of an alleged monopoly in the Argentine telecommunications market. This measure requires Telecom Argentina to refrain from modifying the employment conditions of its employees and Telecom Argentina, Sofora, Los W, Telecom Italia and Telecom Italia International to refrain from making any transfer or disposal of shares, rights and/or options on Sofora shares.

Telecom Italia and Telecom Italia International contend that the court in question does not have jurisdiction and that the plaintiff’s requests are unfounded; they have therefore applied for them to be dismissed.

ARGENTINA—SECOM

On June 26, 2008 SECOM (the Argentine telecommunications authority) sent Telecom Italia and Telecom Italia International a order (Nota No. 1004/08), which requires them to request its authorization before signing any contract or performing any act that would have the effect of:

(i)	increasing, in any way, their direct and indirect shareholding in the companies of the Telecom Argentina group;

(ii)	transferring to third parties the rights of Telecom Italia and Telecom Italia International to Sofora shares or the rights in relation to call options on Sofora shares;

(iii)	making disposals to third parties that would distort competition or harm the general economic interest.

The reason given by SECOM for the measure is the fact that Telefónica S.A. has become a highly significant shareholder of Telecom Italia—and consequently of Telecom Argentina—with the risk of distortive effects on competition in the telecommunications market.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On August 11, 2008 Telecom Italia and Telecom Italia International submitted a “Recurso jerarquico” against the measure before the “Ministerio de Planificación Federal, Inversión Pública y Servicios”, arguing that it harms the rights of the two companies. The Ministry has not yet issued a decision on the petition.

***

With a measure dated December 30, 2008 SECOM issued Nota No. 2573/08, in which it:

(i)	requested Telecom Italia and Telecom Italia International to give their opinion on the above-mentioned preliminary injunction granted by the labour court of Lanús;

(ii)

ordered Telecom Italia and Telecom Italia International to refrain from performing any legal act that could entail a change in Sofora’s share capital or transferring the rights in relation to Telecom Italia International’s call options until SECOM’s pronouncement on the acquisition of 100% of the share capital of Olimpia S.p.A. by Telco S.p.A. (the “Telco Transaction”).

On January 26, 2009 Telecom Italia and Telecom Italia International submitted a “Recurso jerarquico” against the measure before the “Ministerio de Planificación Federal, Inversión Pública y Servicios”, arguing that it harms the rights of the two companies.

***

On January 9, 2009 SECOM informed Telecom Italia and Telecom Italia International (Nota No. 1/09) that it had not granted their request, filed on December 30, 2008, for authorization to transfer the 48% of Sofora shares that Telecom Italia International would have acquired by exercising its call options to a blind trust managed by Credit Suisse.

Among other things SECOM was of the opinion that it could not grant the authorization until the Antitrust Authority had verified that the transaction did not have distortive effects on competition in the telecommunications market.

Telecom Italia and Telecom Italia International have already applied to the authority for access to the acts of the administrative proceeding.

ARGENTINA—CNDC

On January 6, 2009 CNDC (the Argentine antitrust authority) sent Telecom Italia and Telecom Italia International Resolution No. 123/08, prohibiting the Telecom Italia Group from performing any act connected with the exercise of the call options or serving to transfer same until the pronouncement of CNDC on the call options in light of the completion of the Telco Transaction.

Telecom Italia and Telecom Italia International have challenged the measure with a view to obtaining its revocation. Subsequently, on January 28, 2009 CNDC (with Resolution No. 6/09) refused to transmit the objection to the competent judge, declaring the inexistence of a prejudice to Telecom Italia and Telecom Italia International insofar as Resolution No. 123/08 simply suspended the time limit for the exercise of the call options by Telecom Italia International, without damaging the related contractual rights.

Telecom Italia and Telecom Italia International contend that Resolution No. 6/09 is illegitimate and have applied to the judge to proceed on his own authority to obtain their objection.

***

On January 9, 2009 Telecom Italia and Telecom Italia International received CNDN Resolution No. 4/09, in which —inter alia—the authority required Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (in their capacity as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (in their capacity as “purchasers” of Olimpia’s entire capital) to notify the Telco Transaction, deeming that the acquisition of Olimpia S.p.A. by Telco S.p.A. implied an economic concentration insofar as it would cause a change of control over Telecom Italia, and consequently Telecom Argentina in favour of Telco and Telefónica acquiring a significant influence over Telco.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In addition, the measure ordered the purchasers to refrain from exercising, directly or indirectly, their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia International, Sofora, Nortel and Telecom Argentina and their subsidiaries, including the rights deriving from shareholders’ agreements, until the pronouncement of CNDC on the concentration.

This restriction must be interpreted, according to a legal expert, as applying only to the Argentine market. In addition, in the same measure CNDC order the directors and members of the boards of statutory auditors nominated by Telecom Italia in companies belonging to the Telecom Argentina Group to refrain from performing any act that would violate the measure in any way.

BOLIVIA—ENTEL

On March 29, 2007, as part of its plans to nationalize various private firms, the Bolivian government adopted legislation creating a ministerial committee to conduct, within 30 days of the publication of the legislation, negotiations aimed at “returning” the company Entel S.A. to the Bolivian state. The shareholding had been acquired in 1995 by the Telecom Italia Group by means of the Dutch vehicle company ETI, wholly owned by Telecom Italia International N.V.

The legislative measure accuses Entel and ETI of a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the committee for the sole purpose of learning the position of the government on the “recovery” of Entel and declared it was not guilty of any of the alleged irregularities.

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures abrogating all the legislative acts on the basis of which the previous government had recognized Entel’s fulfilment of the undertakings entered into at the time of the privatization and declaring all the initiatives performed under the abrogated acts (especially the reduction of Entel’s capital at the end of 2005) to have been illegitimate. In addition, the Bolivian government annulled a series of administrative measures, including the acts adopted in 1995 to prepare for the privatization of Entel.

On October 12, 2007, after failing to reach an agreement, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to compensate for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID announced the registration of the request for arbitration filed by ETI.

On May 1, 2008 the Bolivian Government issued a decree providing for the nationalization of the Telecom Italia Group’s shareholding in Entel. The decree also provided for a price to be determined for the expropriated shares within 60 days of its publication, deducting all the reported and potential liabilities of Entel S.A..

In view of the entirely arbitrary nature of the expropriation and of the violation of the international agreements between Bolivia and the Netherlands, ETI obtained the precautionary sequestration of Entel assets in the United States and the United Kingdom, a measure that was subsequently not validated by the competent courts.

To date the Bolivian government has not implemented the provisions regarding the determination of the price or the payment of compensation for the expropriation.

On December 16, 2008 the first hearing of the arbitration proceeding was held to discuss procedural matters and establish the calendar.

At the present time, it is therefore deemed that the legitimacy of the right to damages can be confirmed and that the carrying amount can be recovered.

GERMANY—AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated an arbitration proceeding at the Paris International Chamber of Commerce (“ICC”) in relation to the contract for the acquisition by TIDE of the broadband assets of the AOL Time Warner Group, signed in September 2006 and closed on February 28, 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The aim of the request for arbitration is to:

(i)

obtain a pronouncement that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)

condemn the defending parties to make HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) pay back to AOL what is claimed to have been invoiced in an allegedly undue manner, amounting to about €2 million, for the services referred to in the previous indent.

During November 2008 Telecom Italia and TIDE appointed their arbitrator and applied to the ICC for the rejection of the arbitrator appointed by AOL. To date the board of arbitrators has not been appointed.

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the contracts for the disposal of assets and companies in prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising mainly from disputes in the legal, tax, social security and labour law fields.

At December 31, 2008, in respect of these potential liabilities totaling about € 1 billion, provisions have been set aside only for the cases where a disbursement is deemed likely which amounts to €116 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate how much the Telecom Italia Group might be called upon to pay.

APPEALS AGAINST THE LICENCE FEES FOR THE YEARS 1994-98

Certain appeals brought by Telecom Italia and Tim are still pending; they concern the requests by the Ministry of Communications for payment of the balance of the licence fees for the years 1994-98.

b)    POTENTIAL ASSETS

LICENCE FEE FOR 1998

On December 15, 2008 the Lazio Regional Administrative Court dismissed the Telecom Italia Group’s request to be repaid the 1998 licence fee despite the favourable ruling of the EU Court of Justice of February 23, 2008 on the preliminary issue raised by the Italian court. The Company intends to appeal to the Council of State against the ruling of the Lazio Regional Administrative Court.

It should be noted that in 2003 Telecom Italia and Tim had brought separate actions to determine their right to repayment of the licence fee for 1998 (equal to € 386 million for Telecom Italia and to €143 million for Tim, plus interest) in view of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licences in the field of telecommunications services and Italian law and specifically Article 20 of Law No. 448/1998, which had extended to 1998 (after the liberalization of the market had been completed) the obligation for telecommunications operators to pay the annual licence fee.

c)    OTHER INFORMATION

PETITION FOR THE RECOVERY OF LEGAL INTEREST UNDER ARTICLE 20 OF LAW NO. 448/1998

In November 2008 Telecom Italia filed a petition with the Lazio Regional Administrative Court to obtain the legal interest accrued, amounting to about €100 million, on the amounts unduly paid to the Ministry for the Economy and Finance and the Ministry of Communications in 2000 as levies under Article 20(2) of Law No. 448/1998.

The petition derives from the repeated failure of the above-mentioned ministries to pay the legal interest accrued on the amounts unduly paid by Telecom Italia, of which the ministries subsequently repaid the principal amount (€546 million), in partial implementation of the Lazio Regional Administrative Court’ decisions 47 and 52 of 2005, which had annulled the ministerial decree of March 21, 2000 establishing the manner of paying the levy in place of the licence fee.

Since the ministries did not spontaneously comply with the obligation to make payment, Telecom Italia filed a enforcement request, which was upheld by the Lazio Regional Administrative Court in 2006 with a judgment confirmed by the Council of State in October 2007, thus definitively recognizing the obligation on the public administration to make payment.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With a document dated April 2008 the ministries appealed to the Court of Cassation against the judgment of the Council of State under Article 111 of the Constitution, claiming that the administrative judge did not have jurisdiction to rule on the enforcement request. Telecom Italia participated in the proceeding and opposed the reasons put forward by the ministries.

With a judgment handed down on February 10, 2009 the Lazio Regional Administrative Court upheld the enforcement request filed by Telecom Italia in November 2008 and ordered payment of the legal interest accrued on the amounts unduly paid under Article 20 of Law No. 448/1998 and payable by the above-mentioned ministries in an amount of about €100 million.

MOBILE TELEPHONY: INQUIRY INTO DEALERS

During the year, the management of the indirect sales channel, the dealers channel, improved controls with new more rigorous criteria after it was found, as part of external legal investigations, that illegal practices had been engaged in to the detriment of the Company relating to the fictitious registration of SIM cards. Actions have been brought against the parties involved, including legal action, to safeguard the company’s interest, while additional controls have been implemented with respect to the documentation in the information systems, with specific testing of the silent lines currently being carried out.

While the impact of this matter upon commissions paid was not material to the financial statements, a series of measures has been adopted by Telecom Italia to improve and strengthen the internal control system especially in relation to controls over the bonus system for the sales force and on the process for registering prepaid cards, as well as to strengthen controls over the points of sale.

d)    COMMITMENTS AND GUARANTEES

Guarantees provided amounted to €212 million net of €156 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of related companies (€31 million) and for other medium and long-term financial transactions.

In addition, the 47.80% equity interest in Tiglio I has been pledged to the banks that financed the company.

Purchase and sale commitments at December 31, 2008 amounted to €283 million and €2 million respectively and referred to the part of commitments not falling within the normal “operating cycle” of the Group still to be fulfilled. €260 million of the purchase commitments referred to DVB-H contracts concluded by Telecom Italia with the main Italian television operators, in particular the Mediaset Group and Sky Italia, to provide the “Tim-TV” service.

The parent company Telecom Italia issued “weak” letters of patronage for a total of €138 million to ETECSA in relation to financing provided by suppliers.

Guarantees provided by third parties for €2,930 million of obligations of Group companies referred to loans (€1,784 million) and the performance of contracts (€1,146 million).

The main guarantees granted at December 31, 2008 are detailed below:

Issuer	Amount
(millions of Euro)
BBVA—Banco Bilbao Vizcaya Argentaria	716
Intesa SanPaolo	190
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo—Mitsubishi UFJ	200
Banco Santander	86
Other banks in favour of EIB(1)	145
Others for guarantees with the 3G service in Brazil	198

(1)

For loans disbursed by EIB in respect of EIB loans for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

e)    ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of €397 million are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

NOTE 28—REVENUES

Revenues amounted to €30,158 million in 2008, €31,013 million in 2007 and €31,037 million in 2006, showing a decrease of €855 million in 2008 compared to 2007 and of €24 million in 2007 compared to 2006.

Details of revenues are as follows:

			Year ended December 31,
			2008	2007	2006
			(millions of Euro)
Sales	(A)		2,304	2,273	2,434

Services:
• Traffic			15,041	16,084	16,367
• Subscription charges			8,619	8,603	8,143
• Fees			455	494	400
• Value Added Services (VAS)—mobile telecommunications(*)			2,798	2,404	1,970
• Fixed fee for recharging prepaid cards			44	162	718
• Other services			893	982	1,012

	(B	)	27,850	28,729	28,610

Revenues on construction contracts	(C	)	4	11	(7)

Total	(A+B+C	)	30,158	31,013	31,037

(*)	Includes VAS traffic by foreign customers when roaming on the Telecom Italia network.

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to €4,758 million (€5,243 million in 2007 and €5,581 in 2006).

For a breakdown of revenues by segment/geographical area, reference should be made to the Note “Segment reporting and information by geographical area”.

NOTE 29—OTHER INCOME

Other income amounted to €356 million in 2008, €406 million in 2007 and €590 million in 2006, showing a decrease of €50 million in 2008 compared to 2007 and a decrease of €184 million in 2007 compared to 2006.

Details of other income are as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Late payment fees charged for telephone services	86	90	91
Recovery of employee benefits expenses and services rendered	59	58	62
Grants related to assets and grants related to income	44	34	42
Damage compensations and penalties	68	44	51
Sundry income	99	180	344

Total	356	406	590

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 30—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to €13,876 million in 2008, €14,255 million in 2007 and € 13,902 million in 2006, showing a decrease of €379 million in 2008 compared to 2007 and an increase of €353 million in 2007 compared to 2006.

Details are as follows:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Acquisition of raw materials and merchandise	(A)	2,720	2,635	2,582

Costs of services:
Revenues due to other TLC operators		4,758	5,243	5,581
Interconnection costs		359	307	100
Commissions, sales commissions and other selling expenses		1,479	1,613	1,507
Advertising and promotion expenses		588	597	525
Professional consulting and services		403	409	411
Utilities		439	422	420
Maintenance		354	347	344
Outsourcing costs for other services		542	451	343
Mailing and delivery expenses for telephone bills, directories and other materials to customers		106	118	104
Other service expenses		879	966	956

	(B)	9,907	10,473	10,291

Lease and rental costs:
Property lease costs		606	595	554
TLC circuit lease rents and rents for use of satellite systems		333	300	280
Other lease and rental costs		310	252	195

	(C)	1,249	1,147	1,029

Total	(A+B+C)	13,876	14,255	13,902

NOTE 31—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to €4,220 million in 2008, €3,822 million in 2007 and €3,741 million in 2006, showing an increase of €398 million in 2008 compared to 2007 and of €81 million in 2007 compared to 2006.

Employee benefits expenses consist of the following:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Employee benefits expenses at payroll:
Wages and salaries		2,677	2,651	2,589
Social security expenses		958	932	780
Employee severance indemnities		69	68	146
Other employee expenses		93	76	68

	(A)	3,797	3,727	3,583

Temp work costs	(B)	48	57	51

Miscellaneous expenses for personnel and for other labor–related services rendered:
Remuneration of personnel other than employees		9	15	18
Charges for termination benefit plans		367	161	76
Other		(1)	(138)	14

	(C)	375	38	107

Total	(A+B+C)	4,220	3,822	3,741

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2008, wages and salaries, social security expenses and employee severance indemnities are lower as a result of the contraction in the average number of the salaried workforce (-2,250 compared to December 31, 2007) and countered by the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in the minimum salary contract terms established by the July 31, 2007 TLC collective national labor contract, for the two economic years 2007 and 2008.

In 2007, wages and salaries, social security expenses and employee severance indemnities of the Parent and other Italian companies of the Group were affected by the application of the TLC national labor agreement as a result of the increases in the new minimum contract terms (from October 2006 as established by the December 3, 2005 Agreement for the 2005-2006 economic period and from October 2007 as established in the July 31, 2007 Agreement for 2007-2008 economic period). Moreover, social security expenses increased by €155 million partly as a result of recording the amounts destined to the INPS Treasury Fund and the Supplementary Pension Funds in this caption (equal to €130 million) owing to the new laws on supplementary social security benefits.

In 2008, charges for termination benefit incentives (€367 million) included €287 million relating to the Domestic Business Unit for the early retirement agreements under Law No. 223/91 signed with the labor unions by Telecom Italia (September 19, 2008) and Telecom Italia Sparkle (October 28, 2008), as well as €5 million for temporary layoff agreements, under Law NO. 223/91, signed by Olivetti and Olivetti I-Jet (December 11, 2008).

Please note that miscellaneous expenses for personnel and for other labor-related services rendered—other in 2007 (-€138 million) included the positive impact of the profit bonus accrued in 2006 that was no longer due following agreements with the labor unions in June 2007 (-€79 million) and the actuarial recalculation of the provision for employee severance indemnities as a result of applying the new law on supplementary benefits (-€59 million).

The average equivalent number of paid employees, including those with temp work contracts and excluding those of Discontinued operations/Non-current assets held for sale, was 76,028 in 2008, 78,278 in 2007 and 78,652 in 2006. A breakdown by category is as follows:

	Year ended December 31,
	2008	2007	2006
	(units)
Executives	1,252	1,300	1,366
Middle management	5,096	4,872	4,762
White collars	67,919	69,562	69,827
Blue collars	298	341	417

Employees	74,565	76,075	76,372
Personnel with temp work contracts	1,463	2,203	2,280

Total employees(*)	76,028	78,278	78,652

(*)	Excluding employees of “Discontinued operations/Non-current assets held for sale” (757 in 2008, 1,350 in 2007 and 1,620 in 2006).

The number of employees in service at December 31, 2008 is 77,825 (82,069 at December 31, 2007, 81,927 at December 31, 2006).

NOTE 32—OTHER OPERATING EXPENSES

Other operating expenses amounted to €1,696 million in 2008, € 2,231 million in 2007 and €1,524 million in 2006, showing a decrease of €535 million in 2008 compared to 2007 and an increase of €707 million in 2007 compared to 2006.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Writedowns and expenses in connection with credit management	744	951	549
Charges for accruals to provisions	82	323	106
TLC operating fees	315	283	236
Taxes on revenues of Brazilian companies	282	266	222
Duties and indirect taxes	139	155	154
Penalties, other compensations and administrative fines	63	60	—
Association fees, donations, scholarships and trainingships	26	25	16
Sundry expenses	45	168	241

Total	1,696	2,231	1,524

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Writedowns and expenses in connection with credit management include €402 million relating to the Domestic Business Unit (€652 million in 2007), €280 million relating to the Brazil Business Unit (€268 million in 2007) and €58 million relating to the European BroadBand Business Unit (€25 million in 2007). Expenses charged in 2008 in connection with credit management take into account both the assessment of credit risks on consumer and business customers arising from the recent change in macroeconomic conditions and the steps taken to recover receivables.

Accruals to provisions recorded mainly for pending disputes include €39 million relating to the Domestic Business Unit (€287 million in 2007, recognized to account for unfavorable developments in disputes of a regulatory nature with other fixed-line and mobile operators) and €36 million relating to the Brazil Business Unit (€18 million in 2007).

In 2007, amounts were provided owing to unfavorable developments relating to litigation of a regulatory nature with other fixed-line and mobile telephony operators as well as in connection with the management of overdue receivables from mobile customers with postpaid contracts and doubtful receivables resulting from contracts terminated with fixed-line customers; higher expenses were also recorded for credit management following settlements reached with other operators.

NOTE 33—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to €531 million in 2008, €546 million in 2007 and €477 million in 2006, showing a decrease of €15 million in 2008 compared to 2007 and an increase of €69 million in 2007 compared to 2006.

Internally generated assets consist of the following:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Intangible assets with a finite useful life	318	335	302
Property, plant and equipment owned	213	211	175

Total	531	546	477

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 34—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to €5,906 million in 2008, €5,674 million in 2007 and € 5,393 million in 2007, showing an increase of €232 million in 2008 compared to 2007 and of €281 million in 2007 compared to 2006.

Details of depreciation and amortization are as follows:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,775	1,738	1,755
Concessions, licenses, trademarks and similar rights		331	287	254
Other intangible assets		342	275	112

	(A)	2,448	2,300	2,121

Depreciation of tangible assets owned:
Buildings (civil and industrial)		43	44	48
Plant and equipment		2,850	2,739	2,610
Manufacturing and distribution equipments		23	31	33
Ships		8	7	7
Other assets		407	423	446

	(B)	3,331	3,244	3,144

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		104	100	99
Plant and equipment		3	1	—
Aircrafts		3	4	4
Other assets		17	25	25

	(C)	127	130	128

Total	(A+B+C)	5,906	5,674	5,393

An analysis of depreciation and amortization by segment is presented in the Note “Segment reporting and information by geographical area”.

In 2008, the increase in amortization is related to European BroadBand development and the portion of SAC costs capitalized for rate packages. The increase in depreciation of tangible assets (owned and held under finance leases) is largely attributable to the shift in the capital expenditure mix, in the Domestic Unit, to assets with a shorter life, and also the full effect in 2008 of the depreciation charge on tangible assets capitalized in 2007.

In 2007 the amortization increased by €179 million compared with 2006. The increase is principally due to higher amortization relating to Subscriber Acquisition Costs (“SAC”) and the positive effect of changes in the exchange rates.

In 2007 the depreciation of tangible assets (owned and held under finance leases) increased by €102 million compared with 2006 mainly in connection with domestic mobile telephone installations and the development of European BroadBand.

NOTE 35—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains on disposals of non-current assets, net amounted to €35 million in 2008, €5 million in 2007 and €105 million in 2006, showing an increase of €30 million in 2008 compared to 2007 and a decrease of €100 million in 2007 compared to 2006.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details of gains (losses) on disposals of non-current assets are as follows:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		35	32	165
Gains on the disposal of investments in subsidiaries		9	1	27

	(A)	44	33	192

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		9	28	44
Losses on the disposal of business segments		—	—	9
Losses on the disposal of investments in subsidiaries		—	—	34

	(B)	9	28	87

Total	(A-B)	35	5	105

In 2008, Gains (losses) on non-current assets totaling €35 million mainly refer to the disposal of intangible and tangible assets and include €9 million for the disposal of the Pay-per-View business segment by Telecom Italia Media and other net gains realized primarily on the sale of buildings.

In 2007, gains (losses) on non-current assets mainly referred to the disposal of intangible and tangible assets and included a portion of the gain released to income that had been deferred at the time of the sale of properties to Tiglio II (€10 million).

NOTE 36—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Impairment losses on non-current assets, amounted to €33 million in 2008, €44 million in 2007 and €22 million in 2006, showing a decrease of €11 million in 2008 compared to 2007 and an increase of €22 million in 2007 compared to 2006.

Details are as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Impairment losses on non-current assets:
• on intangible assets	(27)	(22)	(16)
• on tangible assets	(6)	(22)	(6)

Total	(33)	(44)	(22)

In 2008, impairment losses on intangible assets include the impairment loss on goodwill relating to the acquisition of AOL internet businesses in Germany through HanseNet (€21 million, following the recognition of tax benefits in 2008 that had not been recognized at the acquisition date since the requisites for recognition were not believed to have existed at that time) and the writedown of software projects and equipment not used by Domestic Business Unit.

In 2008, impairment losses on tangible assets primarily refer to network materials (cables, reels and telephone equipment) which are being replaced by new technologically advanced equipment by the Domestic Business Unit.

In 2007, impairment losses included €22 million for intangible assets recognized by the Domestic Business Unit after abandoning activities for the development of some software projects, and €22 million for tangible assets largely in reference to the Domestic and Olivetti Business Units for the writedown of telephone materials and industrial equipment.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments amounted to €4 million in 2008, €467 million in 2007 and €237 million in 2006, showing a decrease of €463 million in 2008 compared to 2007 and an increase of €230 million in 2007 compared to 2006.

Details are as follows:

	Year ended December 31,
	2008	2007	2006
	(millions of Euro)
Dividends from Other investments	3	7	19
Net gains on disposals of Other investments	2	462	221
Writedown of Other investments	(1)	(2)	(3)

Total	4	467	237

of which, included in the supplementary disclosures on financial instruments	3	237	166

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2007, net gains on the sale of other investments included the gains on the sale of the entire stakes held in Oger Telecom (€ 86 million), Capitalia (€38 million), Mediobanca (€109 million), Solpart Participações (€201 million) and Brasil Telecom Participações (€27 million).

In 2006, this item included net gains realized on the sale of the entire holding in Neuf Télécom (€148 million) and the sale of AVEA I.H.A.S. (€ 72 million).

NOTE 38—FINANCE INCOME

Finance income amounted to €3,724 million in 2008, €2,908 million in 2007 and €2,811 million in 2006, showing an increase of €816 million in 2008 compared to 2007 and of €97 million in 2007 compared to 2006.

Details are as follows:

			Year ended December 31,
			2008	2007	2006
			(millions of Euro)
Other finance income:
Income from financial receivables classified as non-current assets			8	13	14
Income from securities other than investments, classified as non-current assets			1	4	14
Income from securities other than investments, classified as current assets			13	17	19
Income other than the above:
– Interest income			280	236	250
– Foreign exchange gains			934	556	558
– Income from fair value hedging derivatives			400	421	474
– Reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement			574	491	327
– Income from non-hedging derivatives			36	39	34
– Miscellaneous finance income			116	78	176

	(A	)	2,362	1,855	1,866

Positive fair value adjustments to:
Fair value hedge derivatives			1,103	241	34
Underlying financial assets and liabilities of fair value hedge derivatives			32	720	767
Non-hedging derivatives			226	91	143

	(B	)	1,361	1,052	944

Impairment reversals on financial assets	(C	)	1	1	1

Total	(A+B+C	)	3,724	2,908	2,811

of which, included in the supplementary disclosures on financial instruments			676	421	520

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2008, foreign exchange gains amounted to €934 million and increased by €378 million compared to 2007 (€556 million). This amount was reduced by €558 million of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (€540 million in December 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (€1,071 million in 2008, €561 million in 2007). Additional information is provided in the Note “Finance expenses”.

In 2008, income from fair value hedge derivatives (€400 million) decreased by €21 million compared to 2007 (€421 million) and relates to CCIRS contracts for €252 million and IRS contracts for €148 million.

In 2008, the positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component (€574 million) increased by €83 million compared to 2007 (€491 million)). It refers to CCIRS contracts for €304 million and IRS contracts for €270 million which include €19 million for the positive effect of the early closing of cash flow hedge derivatives on €1,500 million of underlying debt relating to the Term Loan totaling €3,000 million expiring in 2010.

In 2008, income from non-hedging derivatives (€36 million) decreased by €3 million compared to 2007 (€39 million) and relates to IRS contracts for €27 million, CCIRS contracts for €7 million and other derivative contracts for €2 million.

Miscellaneous finance income (€116 million) increased by €38 million compared to 2007 (€78 million) and includes higher income generated by the buyback of own bonds (€62 million). In 2008, positive fair value adjustments to fair value hedge derivatives of € 1,103 million increased by €862 million compared to 2007 (€241 million). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to €1,164 million (€269 million in 2007).

In 2008, positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of €32 million decreased by €688 million compared to 2007 (€720 million). The counterpart of this amount is represented by negative fair value adjustments of €23 million to the corresponding fair value hedge derivatives (€722 million in 2007).

In 2008, positive fair value adjustments to non-hedging derivatives of €226 million increased by €135 million compared to 2007 (€91 million); €221 million of the increase refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses. This effect is partly offset by the absence of the positive effect of the measurement of the Sofora Telecomunicaciones S.A. option which was equal to €70 million in 2007.

In 2007, foreign exchange gains (€556 million) decreased by €2 million compared to 2006 (€ 558 million). That amount (€556 million) was reduced by €540 million for the foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (€313 million in 2006) and is counterbalanced by foreign exchange losses which amount to €561 million (€586 million in 2006).

In 2007, income from fair value hedging derivatives were €421 million in 2007 (€474 million in 2006). It decreased by €53 million compared to 2006 and mainly refers to CCIRS contracts. Such item in 2006 included €444 million on CCIRS contracts and €30 million on IRS contracts.

The positive effect of the reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement (€491 million) increased in 2007 by €164 million compared to 2006 (€327 million). This item in 2007 refers to CCIRS contracts for €313 million and IRS contracts for €178 million which include €55 million for the positive effect of the early unwinding of cash flow hedge derivatives on €1,500 million of underlying debt relating to the Term Loan totaling €3,000 million expiring in 2010. In 2006 such item included CCIRS contracts for €269 million and IRS contracts for €58 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income from non-hedging derivatives (€39 million) in 2007 increased by €5 million compared to 2006 (€ 34 million): it refers to IRS contracts for €29 million (€21 million in 2006), CCIRS contracts for €1 million (€7 million in 2006) and other derivative contracts for €9 million (€6 million in 2006).

Miscellaneous finance income (€78 million in 2007) decreased by €98 million compared to 2006 (€176 million). The decrease in 2007 is mainly due to the fact that AVEA provisions released to income in 2006 (€ 121 million) were missing in 2007.

Positive fair value adjustments to fair value hedge derivatives of €241 million in 2007 increased by €207 million compared to 2006 (€34 million). The counterbalance of this amount is represented by negative fair value adjustments to the underlying hedged financial assets and liabilities of fair value hedge derivatives which amount to €269 million (€ 70 million in 2006).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of €720 million in 2007, decreased by €47 million compared to 2006 (€767 million). The counterbalance of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to €722 million (€758 million in 2006).

Positive fair value adjustments to non-hedging derivatives of €91 million in 2007 (including €70 million relating to the Sofora Telecomunicaçiones option), decreased by €52 million compared to 2006 (€143 million).

NOTE 39—FINANCE EXPENSES

Finance expenses amounted to €6,358 million in 2008, €5,092 million in 2007 and €5,011 million in 2006, showing an increase of €1,266 million in 2008 compared to 2007 and of €81 in 2007 compared to 2006.

Details are as follows:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,746	1,824	1,889
Interest expenses to banks		363	360	363
Interest expenses to others		232	235	237

		2,341	2,419	2,489
Commissions		14	14	27
Foreign exchange losses		1,071	561	586
Charges from fair value hedge derivatives		507	435	364
Reversal of the Reserve for cash flow hedge derivatives (interest rate component) to the income statement		570	421	326
Charges from non-hedging derivatives		67	44	69
Miscellaneous finance expenses		298	179	216

	(A)	4,868	4,073	4,077

Negative fair value adjustments to:
Fair value hedge derivatives		23	722	758
Underlying financial assets and liabilities of fair value hedge derivatives		1,164	269	70
Non-hedging derivatives		303	28	100

	(B)	1,490	1,019	928

Impairment losses on financial assets	(C)	—	—	6

Total	(A+B+C)	6,358	5,092	5,011

of which, included in the supplementary disclosures on financial instruments		2,776	2,418	2,638

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2008, interest expenses and other financial expenses (€2,341 million) decreased by €78 million compared to 2007 (€ 2,419 million) mainly as a result of the reduction in the average net debt exposure, which compensated for the negative effect of a rise in interest rates.

In 2008, foreign exchange losses (€1,071 million) increased by €510 million compared to 2007 (€561 million). This amount was reduced by €343 million by foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of this amount is represented by foreign exchange gains (€934 million in 2008; €556 million in 2007).

In 2008, charges from fair value hedge derivatives (€507 million) increased by €72 million compared to 2007 (€435 million) and refer to CCIRS contracts for €390 million and IRS contracts for €117 million.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (€570 million) increased by € 149 million compared to 2007 (€421 million) and refers to CCIRS contracts for €396 million and IRS contracts for €174 million.

In 2008, charges from non-hedging derivatives (€67 million) increased by 23 million compared to 2007 (€44 million) and refer to IRS contracts for €28 million, CCIRS contracts for €38 million and other derivative contracts for €1 million.

In 2008, miscellaneous finance expenses (€298 million) increased by €119 million compared to 2007 (€179 million). This change refers to the writedown of the receivables from Lehman Brothers for €58 million following the company’s announcement that it had begun bankruptcy proceedings. The announcement led to a writedown recognized by Telecom Italia on the derivative transactions hedging the financial risks on its financial debt. The increase is also due to the expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit for €32 million.

In 2008, negative fair value adjustments to fair value hedge derivatives (€23 million) decreased by €699 million compared to 2007 (€722 million). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (€32 million; €720 million in 2007).

In 2008, negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (€1,164 million) increased by €895 million compared to 2007 (€269 million). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (€1,103 million; €241 million in 2007).

In 2008, negative fair value adjustments to non-hedging derivatives of €303 million increased by €275 million compared to the 2007 (€28 million); €82 million of the increase relates to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses and the negative effect of the measurement of the Sofora Telecomunicaciones S.A. option for €190 million in 2008 (a positive effect of €70 million in 2007).

In 2007, interest expenses and other finance expenses (€ 2,419 million) decreased by €70 million compared to 2006 (€2,489 million), mainly as a result of a reduction in the average debt exposure, which was partially offset by the negative effect of a rise in interest rates on a portion of floating-rate debt.

In 2007, foreign exchange losses (€561 million) decreased by €25 million compared to 2006 (€586 million). The counterbalance of this amount is represented by foreign exchange gains (€556 million in 2007, €558 million in 2006). In 2007, charges from fair value hedge derivatives (€435 million) increased by €71 million compared to 2006 (€364 million). In 2007 such item refers to CCIRS contracts for €379 million (€292 million in 2006) and IRS contracts for €56 million (€72 million in 2006).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2007, the negative effect of the reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (€421 million) increased by €95 million compared to 2006 (€326 million). Such item refers to CCIRS contracts for €290 million (€212 million in 2006) and IRS contracts for €131 million (€114 million in 2006).

In 2007, charges from non-hedging derivatives (€44 million) decreased by €25 million compared to 2006 (€69 million). Such item refers to IRS contracts for €28 million (€23 million in 2006), CCIRS contracts for €5 million (€32 million in 2006) and other derivative contracts for €11 million (€14 million in 2006).

In 2007, negative fair value adjustments to fair value hedge derivatives (€722 million) decreased by €36 million compared to 2006 (€758 million). The counterbalance of this amount is represented by the positive fair value adjustments to the underlying hedged financial assets and liabilities of fair value hedge derivatives (€720 million in 2007; €767 million in 2006).

In 2007, negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (€269 million) increased by €199 million compared to 2006 (€70 million). The counterbalance of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (€241 million in 2007, €34 million in 2006).

In 2007, negative fair value adjustments to non-hedging derivatives (€28 million) decreased by €72 million compared to 2006 (€100 million).

NOTE 40—INCOME TAX EXPENSE

Income tax expense amounted to €653 million in 2008, €1,681 million in 2007 and €2,519 million in 2006, showing a decrease of €1,028 million in 2008 compared to 2007 and of €838 in 2007 compared to 2006.

Details are as follows:

		Year ended December 31,
		2008	2007	2006
		(millions of Euro)
Current taxes for the year		1,280	892	760
Lower current taxes of prior years		(106)	(143)	(78)
Substitute tax (tax realignment)		533	—	—

Total current taxes		1,707	749	682
Deferred taxes		(1,054)	934	1,838

Total taxes on continuing operations	(A)	653	1,683	2,520

Total taxes on Discontinued operations/Non-current assets held for sale	(B)	—	(2)	(1)

Total income tax expense	(A+B)	653	1,681	2,519

In 2008, the Parent, Telecom Italia, and some Italian subsidiaries exercised the right, pursuant to Law No. 244 dated December 24, 2007 to:

•

realign, for certain balance sheet elements, the tax amounts to the book amounts as at December 31, 2007; these differences, which arose as a result of deductions taken off-book for accelerated depreciation filed in the tax returns, were taxed with the IRES and IRAP substitute tax. The exercise of this right led to the recognition, in income tax expense, of a substitute tax of €532 million and income of €1,046 million, generated by a reversal of Deferred tax liabilities;

•

tax, certain balance sheet elements of the companies adhering to the consolidated national tax return, with the substitute tax, the amount of the differences between the relative amounts for tax and book purposes. The exercise of this right led to the recognition, in income tax expense, of a substitute tax of €1 million and income of €2 million with an offsetting entry to Deferred tax assets.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from discontinued operations/Non-current assets held for sale”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The profit before tax and the income tax expense for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

			Year ended December 31,
			2008	2007	2006
			(millions of Euro)
Profit before tax:
• from continuing operations			2,897	4,324	5,723
• from Discontinued operations/Non-current assets held for sale			(29)	(188)	(201)

Total profit before tax			2,868	4,136	5,522

Current tax	(A)		1,707	747	682
Deferred tax	(B	)	(1,054)	934	1,837

Total income tax expense	(A+B	)	653	1,681	2,519

Of which:
• on continuing operations			653	1,683	2,520
• on Discontinued operations/Non-current assets held for sale			—	(2)	(1)

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax expense for the years ended December 31, 2008, 2007 and 2006 is the following:

	Year ended December 31,
	2008		2007		2006
	(millions of Euro)	rate	(millions of Euro)	rate	(millions of Euro)	rate
Profit before tax:
• from continuing operations	2,897		4,324		5,723
• from Discontinued operations/Non-current assets held for sale	(29)		(188)		(201)

Total profit before tax	2,868		4,136		5,522

Taxes calculated at the tax rate in force	789	27.5%	1,365	33.0%	1,822	33.0%
Tax losses for the year not considered recoverable	123	4.3%	73	1.7%	127	2.3%
Tax losses not considered recoverable in previous years and recovered during the year	(118)	(4.1%)	(91)	(2.2%)	(39)	(0.7%)
Non-deductible costs	64	2.2%	69	1.7%	57	1.0%
Effect of change in IRES tax rate	—	—	(37)	(0.9%)	—	—
Withholding tax	—	—	(96)	(2.3%)	—	—
Tax realignment	(515)	(18.0%)	—	—	—	—
Other net differences	(51)	(1.7%)	(29)	(0.7%)	24	0.4%
IRAP and other taxes calculated on a basis other than profit before taxes (excluding the effect of tax realignment)	361	12.6%	427	10.3%	528	9.6%

Total effective taxes booked to the income statement	653	22.8%	1,681	40.6%	2,519	45.6%

The Parent, Telecom Italia, is evaluating whether to take advantage of the provisions of Legislative Decree 185 dated November 28, 2008 (converted into Law No. 2 on January 28, 2009) relating to the realignment of differences between the carrying amounts in the books and values for tax purposes.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—EARNINGS PER SHARE

The potential shares from the conversion of stock options and convertible bonds have an anti-dilutive effect and therefore have not been considered in the calculation of earnings per share.

The additional dividends to which the savings shareholders are entitled (at an invariable amount of €0.011) conventionally were allocated entirely to the profit from continuing operations.

			Year ended December 31,
			2008	2007	2006
Basic and Diluted Earnings Per Share
Profit attributable to equity holders of the Parent			2,214	2,448	3,014
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(66)

	(millions of Euro)		2,148	2,382	2,948

Weighted average number of Ordinary and Savings Shares	(million)		19,273	19,281	19,281

Basic and diluted earnings per share—Ordinary Shares			0.11	0.12	0.15
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro)		0.12	0.13	0.16

Basic and Diluted Earnings Per Share From Continuing Operations
Profit from continuing operations			2,243	2,634	3,007
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(66)

	(millions of Euro)		2,177	2,568	2,941

Weighted average number of Ordinary and Savings Shares	(millions)		19,273	19,281	19,281

Basic and diluted earnings per share from continuing operations—Ordinary Shares			0.11	0.13	0.16
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	0.12	0.14	0.17

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2008	2007	2006
Basic and Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of Euro	)	(29)	(186)	7

Weighted average number of Ordinary and Savings Shares	(millions	)	19,273	19,281	19,281

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Ordinary Shares	(Euro	)	—	(0.01)	(0.01)

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Savings Shares	(Euro	)	—	(0.01)	(0.01)

Weighted average number of Ordinary Shares			13,246,643,947	13,254,934,303	13,254,860,233
Weighted average number of Savings Shares			6,026,120,661	6,026,120,661	6,026,120,661

Total			19,272,764,608	19,281,054,964	19,280,980,894

NOTE 42—SEGMENT REPORTING AND INFORMATION BY GEOGRAPHICAL AREA

a)    Segment reporting

Starting from the first quarter of 2007, the disclosure of segment information has been modified to reflect the organizational structure in effect from the date of January 22, 2007. The new structure aims to ensure greater operational flexibility and facilitate the convergence among the various areas of business (fixed-line communications, mobile communications, broadband Internet and media content). The accounting representation is the following:

•	Domestic

•	Brazil

•	European BroadBand

•	Media

•	Olivetti

•	Other operations

In order to facilitate the comparability of the data, the segment information of prior periods has been restated.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY BUSINESS SEGMENT

	Domestic			Brazil			European Broadband			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(millions of Euro)
Third-party revenues	23,103	24,080	25,688	5,201	4,982	3,959	1,259	1,150	605	240	240	197	303	352	385	52	209	203	—	—	—	30,158	31,013	31,037
Intragroup revenues	165	140	97	7	8	5	15	1	—	47	23	10	49	56	55	82	42	31	(365)	(270)	(198)	—	—	—

Revenues by segment	23,268	24,220	25,785	5,208	4,990	3,964	1,274	1,151	605	287	263	207	352	408	440	134	251	234	(365)	(270)	(198)	30,158	31,013	31,037
Other income	270	325	468	51	28	65	23	26	19	5	13	13	14	18	27	3	13	7	(10)	(17)	(9)	356	406	590

Total operating revenues and other income	23,538	24,545	26,253	5,259	5,018	4,029	1,297	1,177	624	292	276	220	366	426	467	137	264	241	(375)	(287)	(207)	30,514	31,419	31,627

Acquisition of goods and services	(9,644)	(10,215)	(10,748)	(3,026)	(2,810)	(2,210)	(886)	(742)	(381)	(258)	(240)	(213)	(298)	(357)	(397)	(63)	(125)	(135)	299	234	182	(13,876)	(14,255)	(13,902)
Employee benefits expenses	(3,638)	(3,282)	(3,276)	(234)	(223)	(208)	(130)	(126)	(62)	(87)	(79)	(76)	(82)	(81)	(91)	(54)	(34)	(34)	5	3	6	(4,220)	(3,822)	(3,741)
of which employee severance indemnities	(65)	(66)	(138)	—	—	—	—	—	—	(1)	(1)	(3)	—	(1)	(4)	(3)	—	(1)	—	—	—	(69)	(68)	(146)
Other operating expenses	(725)	(1,337)	(822)	(889)	(821)	(642)	(59)	(27)	(12)	(7)	(14)	(14)	(9)	(23)	(11)	(9)	(12)	(22)	2	3	(1)	(1,696)	(2,231)	(1,524)
of which bad debts expenses and charges for accruals to provisions	(440)	(939)	(450)	(316)	(285)	(174)	(58)	(25)	(10)	(4)	(4)	(3)	(7)	(19)	(9)	—	(2)	(9)	—	—	—	(825)	(1,274)	(655)
Changes in inventories	18	(24)	30	101	43	(19)	1	—	—	1	1	(1)	(7)	(9)	(1)	—	1	(1)	—	(1)	—	114	11	8
Internally generated assets	449	487	456	6	—	—	22	15	7	—	1	1	—	—	—	—	—	—	54	43	13	531	546	477
Depreciation and amortization	(4,569)	(4,397)	(4,304)	(1,027)	(1,048)	(930)	(254)	(175)	(103)	(63)	(62)	(55)	(7)	(16)	(18)	(9)	(31)	(41)	23	55	58	(5,906)	(5,674)	(5,393)
Gains (losses) on disposals of non-current assets	27	12	108	(1)	(9)	1	—	—	—	9	—	1	—	—	1	—	—	29	—	2	(35)	35	5	105
Impairment reversals (losses) on non-current assets	(12)	(38)	(21)	—	—	—	(21)	—	—	—	—	—	—	(6)	—	—	—	—	—	—	(1)	(33)	(44)	(22)

Operating profit	5,444	5,751	7,676	189	150	21	(30)	122	73	(113)	(117)	(137)	(37)	(66)	(50)	2	63	37	8	52	15	5,463	5,955	7,635

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(15)	10	—		—	—	—	—	—	—	—	—	—	—	—	79	76	—	—	—	51	64	86	51
Other income (expenses) from investments																						4	467	237
Finance income																						3,724	2,908	2,811
Finance expenses																						(6,358)	(5,092)	(5,011)

Profit before tax from continuing operations																						2,897	4,324	5,723
Income tax expense																						(653)	(1,683)	(2,520)

Profit from continuing operations																						2,244	2,641	3,203
Profit (loss) from Discontinued operations /Non-current assets held for sale																						(29)	(186)	(200)

Profit for the year																						2,215	2,455	3,003
of which:
– Profit attributable to equity holders of the Parent																						2,214	2,448	3,014
– Profit (loss) attributable to Minority Interest																						1	7	(11)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY BUSINESS SEGMENT

	Domestic			Brazil			European Broadband			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(millions of Euro)
Purchase of intangible assets	1,489	1,597	1,592	866	477	357	162	139	67	31	48	56	—	1	—	—	—	—	(34)	(9)	(43)	2,514	2,253	2,029
Purchase of tangible assets	2,169	2,467	2,302	482	388	342	190	219	147	19	21	29	3	7	10	1	16	21	(13)	(1)	(3)	2,851	3,117	2,848

Total	3,658	4,064	3,894	1,348	865	699	352	358	214	50	69	85	3	8	10	1	16	21	(47)	(10)	(46)	5,365	5,370	4,877

EMPLOYEES AT THE YEAR END BY BUSINESS SEGMENT

	Domestic		Brazil		European Broadband		Media		Olivetti		Other Operations		Consolidated Total
	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007	As of December 31, 2008	As of December 31, 2007
	(number of employees)
Employees(*)	61,816	64,362	10,285	10,030	2,912	3,191	967	1,016	1,194	1,279	651	2,191	77,825	82,069

(*)	Employees at year end do not take into account the number of employees relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

OTHER INFORMATION AT YEAR AND BY BUSINESS SEGMENT

	Domestic		Brazil		European Broadband		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2008	As of Decem- ber 31, 2007 (rest- ated)	As of Decem- ber 31, 2007 (histor- ical)
	(millions of Euro)
Operating assets by segment	67,676	69,056	4,992	5,919	1,795	1,696	624	653	224	249	164	595	(265)	(245)	75,210	77,923	78,600
Investments accounted for using the equity method	103	129	—	—	1	1	—	—	1	1	391	353	—	—	496	484	484
Discontinued operations/ Non-current assets held for sale															9	768	—
Unallocated assets															9,920	9,001	8,341

Total assets															85,635	88,176	87,425

Operating liabilities by segment	12,267	13,041	1,382	1,648	352	397	174	194	191	225	75	157	(216)	(196)	14,225	15,466	15,637
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															—	932	—
Unallocated liabilities															44,554	44,793	44,803
Equity															26,856	26,985	26,985

Total equity and liabilities															85,635	88,176	87,425

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b)    Information by geographical area

Breakdown by geographical (by the location of operations):

			Revenues			Operating Assets at year end		Capital Expenditures
			2008	2007	2006	2008	2007	2008	2007	2006
			(millions of Euro)
Italy	(A	)	23,350	24,340	25,963	68,567	70,092	3,599	4,076	3,918

Europe (excluding Italy)			1,437	1,337	802	1,634	1,663	407	401	230
Latin America			5,253	5,191	4,150	4,994	6,167	1,350	881	719
Other countries			118	145	122	15	1	9	12	10

Total abroad	(B	)	6,808	6,673	5,074	6,643	7,831	1,766	1,294	959

Total	(A+B	)	30,158	31,013	31,037	75,210	77,923	5,365	5,370	4,877

Revenues by geographical area (by geographical location of the Group’s customers):

			Year ended December 31,
			2008	2007(*)	2006(*)
			(millions of Euro)
Italy	(A	)	21,735	22,391	23,306

Europe (excluding Italy)			2,359	2,547	2,708
Latin America			5,373	5,291	4,220
Other countries			691	784	803

Total abroad	(B	)	8,423	8,622	7,731

Total	(A+B	)	30,158	31,013	31,037

(*)	Following new criteria for the identification of revenues based on geographical location, the data for 2007 and 2006 has been restated for purposes of comparison with 2008.

Employees by geographical area:

	Executives	Middle management	White collars	Blue collars	Personnel with temp work contracts	Total at December 31, 2008	Total at December 31, 2007
	(number of employees at year-end)
Italy	1,130	4,722	57,334	335	721	64,242	66,951
Europe (excluding Italy)	30	147	2,655	—	354	3,186	3,486
Latin America	20	311	9,981	—	—	10,312	11,554
Other countries	8	38	39	—	—	85	78

Total	1,188	5,218	70,009	335	1,075	77,825	82,069

NOTE 43—Related Party Transactions

There are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual or atypical in nature.

The balances relating to transactions with related parties and the effects on the consolidated income statement and the consolidated statement of cash flows for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet as of December 31, 2008 and 2007 are presented in the following tables.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effect on the individual line items of the consolidated income statements for the years 2008, 2007 and 2006 are as follows:

Income statement line item 2008

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Revenues	30,158	186	22	841	—	—	1,049	3.5
Other income	356	3	4	5	—	—	12	3.4
Acquisition of goods and services	13,876	127	32	579	—	—	738	5.3
Employees benefits expenses	4,220	—	—	4	94	36	134	3.2
Other operating expenses	1,696	—	—	1	—	—	1	0.1
Finance income	3,724	2	—	345	—	—	347	9.3
Finance expenses	6,358	33	—	54	—	—	87	1.4
Profit (loss) from Discontinued Operations/Non-current assets held for sale	(29)	—	—	(1)	—	—	(1)	3.4

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Income statement line item 2007

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Revenues	31,013	269	20	206	—	—	495	1.6
Other income	406	3	—	—	—	—	3	0.7
Acquisition of goods and services	14,255	89	24	174	—	—	287	2.0
Employees benefits expenses	3,822	—	—	2	84	43	129	3.4
Other operating expenses	2,231	—	—	—	—	—	—	—
Finance income	2,908	1	—	83	—	—	84	2.9
Finance expenses	5,092	38	—	46	—	—	84	1.6
Profit (loss) from Discontinued Operations/Non-current assets held for sale	(186)	—	—	—	—	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income statement line item 2006

		Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Revenues	31,037	270	176	18	—	—	464	1.5
Other income	590	6	1	—	—	—	7	1.2
Acquisition of goods and services	13,902	103	61	93	—	—	257	1.8
Employees benefits expenses	3,741	—	—	—	25	33	58	1.6
Other operating expenses	1,524	—	—	6	—	—	6	0.4
Finance income	2,811	1	—	—	—	—	1	0.0
Finance expenses	5,011	27	—	—	—	—	27	0.5
Profit (loss) from Discontinued Operations/Non-current assets held for sale	200	—	—	—	—	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

The incidence on the individual line items of the consolidated balance sheets at December 31, 2008 and at December 31, 2007 is as follows:

Balance sheet line item at December, 31 2008

		Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
	(millions of Euro)
Securities, financial receivables and other non-current financial assets	2,663	—	—	255	—	—	255	9.6
Securities other than investments (Current assets)	185	—	—	—	—	—	—	—
Financial receivables and other current financial assets	491	27	—	14	—	—	41	8.4
Cash and cash equivalents	5,416	8	—	1,189	—	—	1,197	22.1
Non-current financial liabilities	36,527	247	—	608	—	—	855	2.3
Current financial liabilities	6,267	142	—	75	—	—	217	3.5
Miscellaneous receivables and other non-current assets	694	4	—	—	—	—	4	0.6
Trade and miscellaneous receivables and other current assets	8,101	113	6	267	—	—	386	4.8
Miscellaneous payables and other non-current liabilities	1,539	—	23	3	—	—	26	1.7
Trade and miscellaneous payables and other current liabilities	10,896	50	58	313	31	—	452	4.1

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Balance sheet line item at December, 31 2007

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Securities, financial receivables and other non-current financial assets	695	25	—	—	—	—	25	3.6
Securities other than investments (Current assets)	390	—	—	7	—	—	7	1.8
Financial receivables and other current financial assets	377	—	—	13	—	—	13	3.4
Cash and cash equivalents	6,473	1	—	277	—	—	278	4.3
Non-current financial liabilities	37,051	279	—	581	—	—	860	2.3
Current financial liabilities	6,585	141	—	164	—	—	305	4.6
Miscellaneous receivables and other non-current assets	866	7	—	—	—	—	7	0.8
Trade and miscellaneous receivables and other current assets	9,088	156	9	369	—	—	534	5.9
Miscellaneous payables and other non-current liabilities	1,587	—	23	1	—	—	24	1.5
Trade and miscellaneous payables and other current liabilities	12,380	54	56	200	31	—	341	2.8

(*)	Other related parties through Directors, Statutory Auditors and key managers.

The incidence on the individual line items of the consolidated cash flow statements for the years 2008, 2007 and 2006 is as follows:

Cash flow statement line item 2008

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Purchase of tangible and intangible assets on an accrual basis	5,365	5	236	37	—	—	278	5.2
Dividend paid	1,665	—	—	281	—	—	281	16.9

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Cash flow statement line item 2007

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Purchase of tangible and intangible assets on an accrual basis	5,370	57	274	82	—	—	413	7.7
Dividend paid	2,831	—	—	383	—	—	383	13.5

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Cash flow statement line item 2006

	Related parties
	Total	Associates and joint- ventures	Subsidiaries of associates and joint- ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on line item
	(millions of Euro)
Purchase of tangible and intangible assets on an accrual basis	5,114	144	338	61	—	—	543	10.6
Dividend paid	2,997	—	—	348	—	—	348	11.6

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

	2008	2007	2006	Type of contract
(million of Euro )
Income statement line item
Revenues
• ETECSA	5	6	8	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	15	13	12	Information networking of the Lombardy Region social health system
• Nordcom S.p.A.	1	1	1	Supply of data network connections and applications software
• Shared Service Center scrl	—	14	20	Supply of telephone services, data transmission and computer services
• Telbios S.p.A.	1	1	1	Supply of telephone services, ADSL lines and sale of equipment
• Teleleasing S.p.A.	164	233	225	Sale of equipment as per the 2000 collaboration agreement
• Other minor companies	—	1	3

Total revenues	186	269	270

Other income	3	3	6	Recovery of costs of personnel on secondment at some company holdings

Acquisition of goods and services
• Baltea S.p.A.	1	5	4	Supply of accessories and supply materials for copiers destined for resale
• ETECSA	81	6	6	International telecommunications services and roaming
• Luna Rossa Challenge 2007 S.L.	—	13	17	Sponsorships and trademark sublicense rights
• Nordcom S.p.A.	1	3	2	Software services costs
• Shared Service Center scrl	—	20	27	Supplies of computer services
• Teleleasing s.p.a.	34	28	15	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Telbios	6	8	5	Supply of services and products for the remote medicine offering
• Tiglio I	4	5	5	Lease of properties
• Tiglio II	—	1	3	Lease of properties
• Other minor companies	—	—	22

Total acquisition of goods and services	127	89	103

Finance income	2	1	1	Interest income on loans granted to Aree Urbane S.r.l.

Finance expenses
• Teleleasing S.p.A.	32	37	26	Interest expenses on finance leases
• Tiglio I	1	1	1	Interest expenses on finance leases

Total finance expenses	33	38	27

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2008	As of December 31, 2007	Type of contract
	(million of Euro)
Balance sheet line item
Securities, financial receivables and other non-current financial assets	—	25	Medium/long-term loans with Aree Urbane S.r.l.

Financial receivables and other non current assets	27	—	Loans with Aree Urbane S.r.l.

Cash and cash equivalents	8	1	Treasury account with Teleleasing S.p.A. for 2008 and with Perseo S.r.l. for 2007

Non current financial liabilities
• Teleleasing S.p.A.	246	271	Finance lease
• Tiglio I	—	7	Sale and leaseback transactions
• Tiglio II	1	1	Sale and leaseback transactions

Total non current financial liabilities	247	279

Current financial liabilities	142	141	Finance lease with Teleleasing S.p.A.

Miscellaneous receivables and other non-current assets	4	7	Receivables from LI.SIT S.p.A. representing the residual share premium paid

Trade and miscellaneous receivables and other current assets
• ETECSA	11	3	International telecommunications services, roaming and dividends to be collected
• LI.SIT. S.p.A.	51	94	Information networking of the Lombardy Region social health system
• Nord.Com S.p.A.	1	1	Supply of data network connections and applications software
• Telbios S.p.A.	1	2	Supply of telephone services, ADSL lines and lease of a building
• Teleleasing S.p.A.	48	56	Sale of equipment
• Other minor companies	1	—

Total trade and miscellaneous receivables and other current assets	113	156

Trade and miscellaneous payables and other current liabilities
• ETECSA	5	16	Telecommunications services
• LI.SIT. S.p.A.	18	16	Deferred investment income
• Movenda S.p.A.	1	1	Purchase and development of computer solutions and applications software for SIM card laboratories and mobile handsets
• Nord.Com S.p.A.	2	3	Costs for software services
• Telbios S.p.A.	5	3	Supply of services and products for the remote medicine offering
• Teleleasing S.p.A.	16	10	Purchase of telecommunications equipment
• Tiglio I	2	2	Lease of properties
• Other minor companies	1	3

Total trade and miscellaneous payables and other current liabilities	50	54

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	2008	2007	2006	Type of contract
	(million of Euro)
Cash flow statement line item
Purchase of intangible and tangible assets on an accrual basis
• Shared Service Center Scrl	—	53	77	Purchases of information and computer and equipment projects
• Other minor companies	5	4	67

Total Purchase of intangible and tangible assets on an accrual basis	5	57	144

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

	2008	2007	2006	Type of contract
	(million of Euro)
Income statement line item
Revenues
• Italtel group	2	2	2	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
• Telecom Argentina group	20	18	16	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
• Brazil Telecom	—	—	158

Total revenues	22	20	176

Other income	4	—	1	Commercial settlement with the Italtel group

Acquisition of goods and services
• Gruppo Italtel group	25	17	25	Maintenance contracts and assistance for switching equipment
• Telecom Argentina group	7	7	7	International telecommunications services and roaming
• Brazil Telecom	—	—	29

Total acquisition of goods and services	32	24	61

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2008	As of December 31, 2007	Type of contract
	(million of Euro)
Balance sheet line item

Trade and miscellaneous receivables and other current assets

• Italtel group	1	1	Supply and maintenance of equipment, telephone and data transmission services

• Telecom Argentina group	5	8	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services

Total trade and miscellaneous receivables and other current assets	6	9

Miscellaneous payables and other non current liabilities	23	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group

Trade and miscellaneous payables and other current liabilities

• Italtel group	55	52	Supply contracts connected with investment and operating activities

• Telecom Argentina group	3	4	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity

Total trade and miscellaneous payables and other current liabilities	58	56

	2008	2007	2006	Type of contract
	(million of Euro)
Cash flow statement line item

Purchase of intangible and tangible assets on an accrual basis	236	274	338	These refer to the purchase of telephone equipment from the Italtel group

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of €31 million (€95 million at December 31, 2007) of which, on behalf of: Aree Urbane S.r.l. €11 million (€11 million at December 31, 2007), Italtel group €16 million (€19 million at December 31, 2007) and other minor companies for €4 million (€11 million at December 31, 2007).

Furthermore, weak comfort letters have also been provided for a total of €138 million (€118 million at December 31, 2007) on behalf of ETECSA, in respect of loans from suppliers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH OTHER RELATED PARTIES (through Directors, Statutory Auditors and Key Managers)

With the new board of directors approved by the shareholders’ meeting held on April 14, 2008 and the resignations of directors Stefano Cao and Renzo Capra, related party relationships with the companies of the Eni and the Asm groups ceased to exist; consequently, related party transactions in respect of the income statement line items and investments refer to the period up to March 31, 2008.

On the other hand, from April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati are now considered related parties. With regard to the subsidiaries or equity holdings of FB Group S.r.l., whose majority shareholder is Franco Bernabè, it should be noted that this same person resigned from all the posts held in those companies when he was appointed in Telecom Italia and immediately took steps for the sale (which are finalized as of today’s date) of Xaltia and Net Team.

The most significant amounts are summarized as follows:

Income statement line item	2008	2007	2006	Type of contract
	(million of Euro)
Revenues
• Edizioni Holding group	9	7	5	Supply of telephone and data transmission services
• ENI group	8	23	—	Telecommunications and lease of registered movable property
• Generali group	51	19	—	Supply of telephone and data transmission services, telecommunications products and services for foreign holdings
• Intesa SanPaolo group	128	39	—	Supply of telephone and data transmission services and ICT services and LAN network management
• Mediobanca group	7	5	—	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	637	103	—	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies and companies that are no longer related parties	1	10	13

Total revenues	841	206	18

Other income	5	—	—	Damage compensation from the Generali group

Acquisition of goods and services
• Edizioni Holding group	6	2	2	Sponsorships, commissions for the sale of prepaid telephone cards and TV and internet rights connected with sports events
• ENI group	22	38	—	Supply of fuel, gas, air transportation services and journalist information
• Generali group	25	15	—	Insurance premiums and property leases
• Intesa SanPaolo group	20	8	—	Mobile banking services and credit recovery activities

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income statement line item	2008	2007	2006	Type of contract
	(million of Euro)
• Mediobanca group	2	1	—	Credit recovery activities and factoring commissions
• Telefónica group	500	80	—	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
• Other minor companies and companies that are no longer related parties	4	30	91

Total acquisition of goods and services	579	174	93

Employee benefits expenses	4	2	—	Non-obligatory employee insurance with the Generali group

Other operating expenses	1	—	6	Commercial settlement with the Intesa SanPaolo group

Finance income
• Intesa SanPaolo group	281	72	—	Bank accounts, deposits and hedging derivatives
• Mediobanca group	64	11	—	Receivables for the sale of securities and hedging derivatives

Total Finance Income	345	83	—

Finance expenses
• Intesa SanPaolo group	38	16	—	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans finance lease liabilities
• Mediobanca group	16	30	—	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	54	46	—

Profit (loss) from Discontinued Operations/Non-current assets held for sale	(1)	—	—	Incidental expenses with the Mediobanca group for the sale of the Liberty Surf group

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Balance sheet line item	As of December 31, 2008	As of December 31, 2007	Type of contract
	(million of Euro)
Securities, financial receivables and other non-current financial assets
• Intesa SanPaolo group	225	—	Hedging derivatives
• Mediobanca group	30	—	Hedging derivatives

Total Securities, financial receivables and other non-current financial assets	255	—

Securities other than investments (Current assets)	—	7	Securities issued by the Mediobanca group

Financial receivables and other current financial assets
• Intesa SanPaolo group	13	12	Hedging derivatives
• Mediobanca group	1	1	Hedging derivatives

Total financial receivables and other current financial assets	14	13

Cash and cash equivalent
• Intesa SanPaolo group	696	277	Bank accounts and deposits
• Mediobanca group	493	—	Repurchase agreements

Total Cash and cash equivalent	1,189	277

Non current financial liabilities
• Intesa SanPaolo group	478	451	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
• Mediobanca group	130	130	Term Loan Facility and Revolving Credit Facility

Total non current financial liabilities	608	581

Current financial liabilities
• Intesa SanPaolo group	74	120	Bank accounts, hedging derivatives, finance lease liabilities and financial payables
• Mediobanca group	1	44	Hedging derivatives

Total current financial liabilities	75	164

Other balance sheet items
Trade and miscellaneous receivables and other current assets
• Edizioni Holding group	4	2	Supply of telephone and data transmission services
• ENI group	—	4	Telecommunications services and lease of property
• Generali group	21	9	Supply of telephone and data transmission services, telecommunications products and services for foreign holdings
• Intesa SanPaolo group	178	262	Supply of telephone and data transmission services and ICT services and LAN network management
• Mediobanca group	1	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	63	91	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	267	369

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2008	As of December 31, 2007	Type of contract
	(million of Euro)
Miscellaneous payables and other non-current liabilities	3	1	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
• Edizioni Holding group	9	1	Sponsorships, commissions for the sale of prepaid telephone cards and TV and internet rights connected with sports events
• ENI group	—	14	Supply of fuel, gas, air transportation services and news information services
• Intesa SanPaolo group	232	80	Mobile banking services and credit recovery activities
• Mediobanca group	2	2	Credit recovery activities and factoring commissions
• Telefónica group	70	103	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling

Total trade and miscellaneous payables and other current liabilities	313	200

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Cash flow statement line item	2008	2007	2006	Type of contract
	(million of Euro)
Purchase of intangible and tangible assets on accrual basis
• Telefónica group	36	4	—	Capitalization of costs connected with unbundling
• Xaltia	1	—	—	Hardware supply and software development
• Other minor companies and companies that are no longer related parties	—	78	61

Total purchase of intangible and tangible assets on an accrual basis	37	82	61

Dividends paid	281	383	348

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Income statement line item	2008	2007	2006	Type of contract
	(million of Euro)
Employee benefits expenses				Contributions to pension funds
• Fontedir	15	15	6
• Telemaco	72	62	17
• Other Italian and foreign pension funds	7	7	2

Total employee benefits expenses	94	84	25

Balance sheet line item	As of December 31, 2008	As of December 31, 2007	Type of contract
	(million of Euro)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
• Fontedir	5	5
• Telemaco	24	24
• Other Italian and foreign pension funds	2	2

Total trade and miscellaneous payables and other current liabilities	31	31

* * *

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to €36 million (€43 million in 2007), analyzed as follows:

	2008		2007
	(millions of Euro)
Short-term remuneration	13.0	(1)	25.0	(5)
Long-term remuneration	0.9	(2)	1.1	(6)
Employment termination benefit incentives	20.9	(3)	17.2
Share-based payments(*)	0.8	(4)	—

	35.6		43.3

(1)	Of which €0.7 million recorded by the subsidiary TI Media S.p.A.

(2)	Of which €0.1 million recorded by the subsidiary TI Media S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(3)	Of which €1.8 million recorded by the subsidiary TI Media S.p.A.

(4)	Of which €0.02 million recorded by the subsidiary TI Media S.p.A.

(5)	Of which €1.1 million recorded by the subsidiary TI Media S.p.A.

(6)	Of which €0.1 million recorded by the subsidiary TI Media S.p.A.

(*)	This is the fair value of rights at December 31, 2008 under the Telecom Italia incentive plans (PSG and TOP 2008).

The Key managers, with the power and responsibility, directly or indirectly, to plan, direct and control the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. Chairman of Tim Participacòes S.A.(1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini(2)	Head of Strategy
Gustavo Bracco(3)	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto(4)	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli(5)	Head of Domestic Fixed Services
Francesco Chiappetta(6)	Head of General Counsel & Corporate & Legal Affairs
Oscar Cicchetti(7)	Head of Domestic Market Operations
Antonino Cusimano(8)	Head of General Counsel & Corporate & Legal Affairs
Luca Luciani(9)	Head of Domestic Mobile Services
Antonio Migliardi(10)	Head of Human Resources and Organization
Enrico Parazzini(11)	Head of Finance, Administration and Control
Marco Patuano(12)	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella(13)	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit Head of Disposals Telecom Italia S.p.A.(14)
Giampaolo Zambeletti(2)	Head of International Affairs

(1)	From August 25, 2008.

(2)	To February 3, 2008.

(3)	To April 30, 2008.

(4)	To May 8, 2008.

(5)	To March 9, 2008.

(6)	To September 15, 2008.

(7)	From February 4, 2008.

(8)	From September 16, 2008.

(9)	To December 22, 2008.

(10)	From May 1, 2008.

(11)	To August 8, 2008.

(12)	From August 9, 2008.

(13)	From May 9, 2008.

(14)	From December 23, 2008.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 44—STOCK OPTION AND PERFORMANCE SHARE GRANTING PLANS OF THE TELECOM ITALIA GROUP

The stock option and Performance Share Granting plans in effect at December 31, 2008 and 2007 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A.—renamed Telecom Italia S.p.A.—and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares and Telecom Italia Media S.p.A. ordinary shares;

•	free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Group for retention purposes and as a long-term incentive for its managers and employees.

The stock option and Performance Share Granting plans of the Group are described in the following paragraphs.

Stock Option Plans—Telecom Italia S.p.A.

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, i.e. a quantity of options equal to the number of ordinary shares of Telecom Italia S.p.A. that can be acquired. In this way, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The main features of the Telecom Italia S.p.A. stock option plans in effect at December 31, 2007 and 2008 are summarized below.

						Original Grant		Exercise period		Equivalent Options Outstanding at
Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio(1)	Exercise Price of Options(2) (euro)	Exercise Price of Equivalent Options(3) (euro)	No. of Options	No. of Equivalent Options	from	to	12/31/2007	12/31/2008
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	—	11,400,000

2002 Top Plan (6/12/2001 - 5/26/2003)	2/13/2002 (16 Top Managers)	1°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/03	2/18/08	6,535,721	—

		2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	6,535,721	5,050,330
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	10,958,889	8,318,193

2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	1°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/03	3/3/08	13,824,437	—

		2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	14,713,214	13,119,891
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	21,039,616	18,717,132

2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	8/1/2002 (Managers of the Group)	1°	3.300871	7.952	2.409061	252,000	831,819	3/3/03	3/3/08	663,473	—

		2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	663,473	168,343
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	884,631	224,457

2000-2002 Plan (12/18/1998 - 4/7/2005)	12/22/1999 (Managers of the Group)	1°	1.730000	6.420	3.710983	7,070,000	12,231,100	5/1/00	31/12/08	—	—

		2°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/01	12/31/08	8,002,395	—
		3°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/02	12/31/08	8,471,136	—

2002-2003 Plan (10/10/2000 - 4/7/2005)	2/12/2002 (Managers and employees of the Group)	1°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/17/02	12/31/08	14,449,825	—

		2°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/1/03	12/31/08	14,449,825	—

2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers and employees of the Group)	1°	1.730000	5.070	2.930636	16,685,667	28,866,204	5/2/03	5/31/08	725,042	—

		2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	920,186	863,096
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,271,377	1,212,557

Total										124,108,961	59,073,999

(1)	Number of Telecom Italia ordinary shares subscribable for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia S.p.A. ordinary shares coming from the exercise of one equivalent option.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additional information on Telecom Italia S.p.A. stock option plans follows.

•	“Stock Option 2002 Top Plan”: the options were not subject to reaching performance parameters.

•	“Stock Option 2002 Plan”: the options were not subject to reaching performance parameters. Priority was given to Group management who were already grantees of the Stock Option Plan 2000.

•	“Stock Option Plans 2000-2002”: the options vested subject to reaching an E.V.A. (Economic Value Added) target: the parameter was reached and, consequently, the options vested.

•	“Stock Option Plans 2002-2003”: the options were not subject to reaching performance parameters.

•

“Stock Option Plans 2003-2005”:    the options were not subject to reaching performance parameters. Priority given to Group management who were already grantees of TIM’s Stock Option Plan 2001-2003 and Supplementary Plans 2001-2003.

•	“Stock Option 2008 Top Plan”

The ordinary Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008 approved the “2008 Top Plan” for executive directors of the Company—and the related transaction for the purchase and disposal of treasury shares to service the plan—conferring every power necessary for its implementation to the board of directors of the Company. The board, in its meeting held on April 15, 2008, resolved to grant 3,000,000 options to the chairman and 8,400,000 to the chief executive officer, at an exercise price of €1.95 per option (reference should be made to the specific Prospectus published on March 28, 2008 and the communication published on April 15, 2008).

The options can be exercised at the end of the vesting period, which will be three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not conditional on performance parameters while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the moment of vesting, the following can be exercised:

–	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

–	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The options may be exercised for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by the end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was calculated with reference to the grant date (April 15, 2008) by applying the Montecarlo method and using the following calculation parameters:

–	exercise price: €1.95 per share;

–

current price: in relation to the performance targets set in the Plan, the share market prices were considered at the grant date for Telecom Italia (€1.40 per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: €1.88 p.s., Telefónica: €18.6 p.s., France Telecom: €2.2 p.s., Deutsche Telekom: €11.19 p.s., British Telecom: €2.68 p.s., KPN: €11.38 p.s., Telia Sonera: €4.76 p.s., Telenor: €12.39 p.s. and OTE: €18.26 p.s.);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

–

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

–	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

–	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (€0.08 per Telecom Italia ordinary share);

–

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

The fair value of the options of the 2008 Top Plan, with reference to the situation as of December 31, 2008, was determined in an amount of €2.6 million and will be recognized in equity over the vesting period of the options with an offsetting entry to “Employee benefits expenses”; the amount charged to income in 2008 is €0.6 million.

During 2007 and 2008, no stock options were exercised.

The market value of Telecom Italia S.p.A. ordinary shares at December 31, 2008 and 2007 was respectively €1.1492 and €2.13, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia S.p.A. stock option plans in 2007 and 2008 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(Euro)
Options outstanding at December 31, 2006	258,400,524	3.19
Of which: Options exercisable at December 31, 2006	258,400,524	3.19
Lapsed(1) during the year	(11,590,605)	2.91
Expired(2) during the year	(122,700,958)	3.32

Options outstanding at December 31, 2007	124,108,961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Lapsed(1) during the year	(12,469,872)	2.93
Expired(2) during the year	(63,965,090)	3.25

Options outstanding at December 31, 2008	59,073,999	2.70

Of which: Options exercisable at December 31, 2008	47,673,999	2.88

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia S.p.A. stock option plans in effect at December 31, 2008 and 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices	Equivalent Options Outstanding at December 31, 2008			Equivalent Options Exercisable at December 31, 2008
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Residual Weighted Average Life
(Euro)		(years)	(Euro)		(years)
1.95	11,400,000	5.29	1,95	—	—
2.41	392,800	0.74	2,41	392,800	2.41
2.78-2.94	47,281,199	0.80	2,89	47,281,199	2.89

	59,073,999			47,673,999

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Range of Prices	Equivalent Options Outstanding and Exercisable at December 31, 2007
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price
(Euro)		(years)	(Euro)
2.41	2,211,577	1.27	2.41
2.78-2.94	76,524,203	1.33	2.88
3.27-3.72	45,373,181	1.00	3.43

	124,108,961

Stock option plans—Telecom Italia Media S.p.A.

The main features of the Telecom Italia Media stock options plans in effect at December 31, 2007 and which expired during 2008 are summarized below:

Stock Option Plans (Date of Shareholders’ Meeting)	BoD Grant Date (Grantees)	Lot		Exchange Ratio(1)	Exercise Price of Options (euro)	Original Grant No. of Options	Exercise Period		Options Outstanding at
							from	to	12/31/2007	12/31/2008
Key People 2002 Plan (11/20/2000	5/17/2002 (Managers and Employees of the Group)	1	°	1.000	0.8532	13,920,000	5/1/03	5/31/08	675,000	—
and additions of 5/10/2001,		2	°	1.000	0.8532	13,920,000	5/1/04	5/31/08	675,000	—
7/30/2001 and 12/11/2001)		3	°	1.000	0.8532	18,560,000	5/1/05	5/31/08	900,000	—
2005 Plan (11/20/2000	2/23/2005 (Managers and Employees of the Group)	1	°	1.000	0.3826	15,890,000	7/11/05	12/31/08	2,114,830	—
and additions of 5/10/2001,		2	°	1.000	0.3826	11,917,500	1/5/06	12/31/08	5,237,500	—
7/30/2001 and 12/11/2001)		3	°	1.000	0.3826	11,917,500	1/8/07	12/31/08	9,450,000	—

Total									19,052,330	—

(1)	Number of Telecom Italia Media ordinary shares subscribable for the exercise of one option.

The main features of the Telecom Italia Media S.p.A. stock option plans are summarized below.

•	“Key People Plan”: the options were not conditional on reaching performance targets.

•	“2005 Plan”: this is the evolution of previous Stock option plans. The fair value was determined as €0.1246 per option. The options were not conditional on reaching performance targets.

During 2008, no new stock plans were introduced.

Furthermore, during 2008 no stock options were exercised relating to the stock option plans in effect.

The market value of Telecom Italia Media S.p.A. ordinary shares at December 31, 2008 and 2007 was respectively €0.0892 and €0.24, thus below the exercise price of the options outstanding and exercisable at those dates.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Aggregate movements in all Telecom Italia Media S.p.A. stock option plans in 2007 and 2008 are presented in the following table.

	Number of Options	Weighted Average Price per Option
		(Euro)
Options outstanding at December 31, 2006	19,532,330	0.44
Of which: Options exercisable at December 31, 2006	9,819,830	0.49
Granted during the year	9,712,500	0.38
Lapsed(1) during the year	(480,000)	0.38

Options outstanding at December 31, 2007	19,052,330	0.44
Of which: Options exercisable at December 31, 2007	19,052,330	0.44
Lapsed(1) during the year	(2,677,500)	0.38
Expired(2) during the year	(16,374,830)	0.45

Options outstanding at December 31, 2008	—	—

Of which: Options exercisable at December 31, 2008	—	—

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia Media S.p.A. stock option plans in effect at December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices	Options Outstanding and Exercisable at December 31, 2007
	Options	Residual Weighted Average Life	Weighted Average Grant Price
(Euro)		(years)	(Euro)
0.38	16,802,330	1.00	0.38
0.85	2,250,000	0.42	0.85

	19,052,330

Performance Share Granting Plan—Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan, approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communication published on September 16, 2008).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

At December 31, 2008 the number of shares which could effectively be granted based on the rights granted was equal to 13,114,800.

For each Recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the official ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With respect to the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•	an “absolute” TI TSR target; 20% of the full grant is conditional on this target;

•	a “relative” TI TSR target; 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the official share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008–June 30, 2011.

The relative TI TSR is a performance indicator compared to the market, represented by the variance of the TI TSR compared to the TSR of the DJ STOXX Index TLC (DJTLC—Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan, was determined at the grant dates (September 8, 2008 and September 16, 2008), by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price:    in compliance with the rules, for Telecom Italia this is represented by the official trading share price on March 5, 2008 equal to €1.615; for the DJ STOXX Index TLC this is represented by the average of the closing prices in June 2008 equal to €281.65;

•

volatility:    historical volatility values of 1 year were assumed, considered over the 3 previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•	option period: three years from June 30, 2008 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights on the basis of the latest dividends paid (€0.08 per Telecom Italia ordinary share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The fair value of the rights of the Performance Share Granting Plan, with reference to the situation at December 31, 2008, was determined as a total of €2.6 million and will be recognized in equity over the vesting period of the rights with an offsetting entry to “Employee benefits expenses”; the amount charged to income in 2008 is €0.4 million.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 45—OTHER INFORMATION

a)    Exchange rate used to translate foreign currency financial statements(*)

	Balance sheet items— Year-end exchange rates as of December 31,			Income statement items— Average exchange rates for the year ended December 31,
(Local Currency units for 1 Euro)	2008	2007	2006	2008	2007	2006
Europe
BGN Bulgarian Lev	1.95580			1.95580
CZK Coruna	26.87500			24.95849
HUF Hungarian Forint	266.70000			251.64456
CHF Swiss Franc	1.48500	1.65470	1.60690	1.58686	1.64280	1.57294
TRY Turkish Lira	2.14880	1.71700		1.90850	1.78647
GBP Pound Sterling	0.95250	0.73335	0.67150	0.79744	0.68462	0.68178
RON New Romanian Leu	4.02250			3.68489
SKK Slovak Coruna	30.12600			31.25736
North America
CAD Canadian Dollar	1.69980	1.44490	1.52810	1.56053	1.46825	1.42361
U.S. Dollar	1.39170	1.47210	1.31700	1.47053	1.37072	1.25552
Central and South America
VEF Venezuelan Bolivar Fuerte(1)	2.98840			3.15768
VEB Venezuelan Bolivar		3,161.04000	2,831.55000		2,943.98595	2,699.36800
BOB Bolivian	9.76720	11.22480	10.45698	10.65382	10.74977	9.97464
PEN Peruvian Nuevo Sol	4.37155	4.40894	4.20782	4.28810	4.28485	4.10882
ARS Argentine Peso	4.80444	4.63693	4.03265	4.64170	4.27143	3.86013
CLP Chilean Peso	888.08600	733.03200	701.30250	763.53892	714.96824	666.01290
COP Colombian Peso	3,124.48000	2,969.59000	2,948.10450	2,872.07969	2,841.70996	2,963.62507
MXN Mexican Peso	19.23330	16.05470	14.26970	16.30980	14.97945	13.68708
BRL Brazilian Real	3.25240	2.60753	2.81575	2.67864	2.66397	2.73341
Other countries
HKD Hong Kong Dollar	10.78580	11.48000	10.24090	11.45205	10.69340	9.75391
SGD Singapore Dollar	2.00400	2.11630	2.02020	2.07590	2.06351	1.99387
ILS Israeli Shekel	5.27800	5.66514	5.54786	5.25740	5.63061	5.59097
JPY Japanese Yen	126.1400	164.93000	156.93000	152.29405	161.26438	146.02074

(1)	Beginning January 1, 2008, the Venezuelan bolivar (VEB) was replaced by the Venezuelan bolivar fuerte (VEF) with a ratio of 1 to 1,000.

(*)	Source: Data processed by Central European Bank, Reuters and major Central Banks.

b)    Research and development

In 2008, expenditures for research and development activities amount to approximately €704 million (€832 million in 2007, €847 million in 2006) and are represented by external costs, labor costs of dedicated staff and depreciation and amortization.

Research activities expensed during the year amount to €79 million (€ 102 million in 2007, €94 million in 2006); capitalized development costs total €625 million (€730 million in 2007, €753 million in 2006).

In 2008, the scope of research and development activity was extended to include projects for hardware and software development for systems used by the companies of the Telecom Italia Group to manage both sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services). The 2007 amounts were restated for comparison purposes in view of the fact that such amounts had been capitalized in 2007.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in “Item 5—Operating and Financial Review and Prospects—5.7 Research, Development and Innovation”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)    Operating leases

Revenue—related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

At December 31, 2008, the amount of lease installments receivable on non-cancelable lease contracts is equal to €5 million (€5 million at December 31, 2007) and all of them expire within one year.

Expense—related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2008, the amount of lease installments payable on non-cancelable lease contracts is the following:

	At December 31,
	2008	2007
	(millions of Euro)
Within 1 year	412	445
From 2 to 5 years	697	824
Beyond 5 years	170	222

Total	1,279	1,491

NOTE 46—EVENTS SUBSEQUENT TO DECEMBER 31, 2008

Dispute over the recovery of legal interest under Law No. 448/98, ex art. 20

In the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia’s enforcement request submitted in November 2008 and ruled that payment should be made for legal interest earned on the amount wrongfully paid in 2000 for the fee under Law No. 448/98 ex. art 20, owed to the Company by the Ministry of Economy and Finance and Communications, for about €100 million.

This appeal follows the above administration’s repeated disregard of the refund obligation for the legal interest earned on the amount wrongfully paid by Telecom Italia and for which only the principal portion was returned (equal to €546 million), and thus partially enforcing the TAR of Lazio’s rulings 47 and 52/2005 which had abrogated the Ministerial Decree of March 21, 2000 covering the manner of payment for the substitute charge for the concession fee.

Financial advisor named in the auction of the digital assets of the network operator

On February 26, 2009, after interest was expressed by other parties, the Telecom Italia Media board of directors confirmed its intention of holding an auction to sell the digital assets of its Network Operator and appointed the investment bank Merrill Lynch as the financial advisor of this process.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 47—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,673,803,874
	(ITALY)

Companies consolidated line-by-line

DOMESTIC BUSINESS UNIT

ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME-ITALY)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL (installation and maintenance of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
				0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	SANTIAGO (CHILE)	CLP	12,048,300,586	100.0000		LATIN AMERICAN NAUTILUS Ltd

LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	99.9996		LATIN AMERICAN NAUTILUS Ltd

LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F. (MEXICO)	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)				0.0100		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA (PERÙ)	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS (VENEZUELA)	VEB	981,457	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)

LOQUENDO S.p.A. (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.

MATRIX S.p.A. (internet services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.

MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd

MED-1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.

MED-1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.

MEDITERRANEAN NAUTILUS BV (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd

MEDITERRANEAN NAUTILUS GREECE S.A. (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.

MEDITERRANEAN NAUTILUS ISRAEL Ltd (telecommunications services, installation and management of submarine cable systems)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.

MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.

MEDITERRANEAN NAUTILUS Ltd (telecommunications services, installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.

PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.

TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA- FALCIANO (REPUBLIC OF SAN MARINO)	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	5,860	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (RUMANIA)	RON	88,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE HUNGARY LIMITED LIABILITY COMPANY (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,860,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECONTACT CENTER S.p.A (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	SAN MARINO (REPUBLIC OF SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted crypto’s telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (in liquidation) (housing and hosting)	DOGANA (REPUBLIC OF SAN MARINO)	EUR	25,800	99.0000 1.0000		TELECOM ITALIA SAN MARINO S.p.A. TELECOM ITALIA SPARKLE S.p.A.

TI BELGIUM S.P.R.L.—B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIS France S.A.S. (installation and maintenance of telecommunication services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI—TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA (telecommunications services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

BRAZIL MOBILE BUSINESS UNIT

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.

TIM NORDESTE S.A. (telecommunications services)	JABOATÃO DOS GUARARAPES (BRAZIL)	BRL	1,635,581,953	100.0000		TIM CELULAR S.A.

TIM PARTICIPAÇOES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,613,610,143	69.8513	81.3183	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

EUROPEAN BROADBAND BUSINESS UNIT

BBEYOND B.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.

BBNED N.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH

INTERNLNET B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	39,960	100.0000		BBNED N.V.

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.

GIALLO VIAGGI.IT S.r.l. (in liquidation) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting. Production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.

MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.

TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	100,510,259	65.7069 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN- ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.

OLIVETTI AUSTRIA GmbH (in liquidation) (sale of office equipment and accessories)	VIENNA (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.

OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	3,190,000	100.0000		OLIVETTI INTERNATIONAL B.V.

OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA- ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.

OLIVETTI INTERNATIONAL B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.

OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN- ITALY)	EUR	126,000,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.

TIESSE S.c.p.A. (installation and assistance for electromechanical, electronic, computer, telematic and telecommunications equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TOP SERVICE S.p.A. (in liquidation) (electronic diagnostics and repairs of computer products)	MODUGNO (BARI-ITALY)	EUR	293,618	91.2069		OLIVETTI S.p.A.

OTHER OPERATIONS

BRASILCO S.r.l. (in liquidation) (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

EMSA Servizi S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.

ETI—EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.

OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN- ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN- ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

PURPLE TULIP B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.

SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.

TECO SOFT ARGENTINA S.A. (in liquidation) (design. development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	99.9990 0.0010		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LAB S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	370,005	99.9939 0.0061		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA LATAM S.A. (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT LATAM S.A. (internal auditing)	SAO PAULO (BRAZIL)	BRL	1,500,000	69.9995 30.0000		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL TIM BRASIL SERVICOS E PARTICIPACOES S.A.

Companies accounted using the equity method
AREE URBANE S.r.l.	MILAN	EUR	307,717	31.6508		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9720		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)

BALTEA S.r.l.	IVREA	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN-ITALY)

BROAD BAND SERVICE S.p.A. (production and sales of multimedia services)	SERRAVALLE (REPUBLIC OF SAN MARINO)	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)

CONSORZIO CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE S.c.r.l.	NAPLES (ITALY)	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.
(delivery of services in the IT and industrial automation fields)

CONSORZIO E O (in liquidation)	ROME	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO NAUTILUS S.c.a.r.l. (professional activities)	ROME (ITALY)	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS Ltd

CONSORZIO TEMA MOBILITY	TURIN	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

CONSORZIO TURISTEL (in liquidation)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
(online tourism services)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)

IM.SER S.r.l.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

ITALTEL GROUP S.p.A.	MILAN (ITALY)	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
(holding company)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LI.SIT.—LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A.	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
(information, TLC services and products for the local public administration)

MOVENDA S.p.A.	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA LAB SA
(technological platforms for the development of mobile Internet services)				7.5000		MOVENDA S.p.A.

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN- ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)				17.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A.	MILAN (ITALY)	EUR	1,899,384	32.8600		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)

TELELEASING – LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.
(financial leasing of real estate and other assets)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	6,185,288	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)

XTRA MEDIA SERVICES B.V.	NIJMEGEN	EUR	18,000	49.0000		INTERNLNET B.V.
(internet services)	(HOLLAND

Subsidiaries held for sale
LUNA ROSSA CHALLENGE 2007 S.L.	VALENCIA (SPAIN)	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
(promotion, organization of sailboat races include the America’s Cup)

LUNA ROSSA TRADEMARK SARL	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
(purchase, management, development of intellectual property rights)	(LUXEMBOURG)

MIAECONOMIA S.r.l.	ROME	EUR	1,000,000	30.0000		MATRIX S.p.A.
(publishing in the field of personal finance)	(ITALY)

Other significant investments
CEFRIEL S.r.l.	MILAN	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CELL-TEL S.p.A.	IVREA	EUR	500,000	15.0000		OLIVETTI S.p.A.
(telecommunications equipment, plant and systems)	(TURIN- ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
IFM INFOMASTER S.p.A.	GENOA	EUR	161,765	12.0000		TELECOM ITALIA FINANCE S.A.
(planning and development of call center solutions)	(ITALY)

INNOVIS S.p.A.	IVREA	EUR	325,000	15.0000		OLIVETTI S.p.A.
(computer, online and telecommunications equipments and services)	(TURIN- ITALY)

ITALBIZ.COM Inc. (Internet services)	CALIFORNIA (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.

LEGACY LLH LIMITED (manufacture of gaming and leisure-time machines)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet services provider)	(ITALY)

NEW SATELLITE RADIO S.r.l.	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
(production and realization of radio-tv channel and program)

PIEDMONT INTERNATIONAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.

Exhibits