Form 20-F
period 2009-12-31
TELECOM ITALIA S P A
filed 2010-05-21
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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

Andrea MANGONI

Chief Financial Officer

Telecom Italia S.p.A.

Piazza degli Affari 2, 20123 Milan, Italy

+39.02.85.95.1

andrea.mangoni@telecomitalia.it

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares of 0.55 euros par value each (the “Ordinary Share ADSs”)	The New York Stock Exchange
Ordinary Shares of 0.55 euros par value each (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares of 0.55 euros par value each (the “Savings Share ADSs”)	The New York Stock Exchange
Savings Shares of 0.55 euros par value each (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares 13,218,690,552

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

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”). Telecom Italia adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005. See “Item 3. Key Information—3.3 Selected Financial and Statistical Information”.

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2009 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

Restatement of Financial Statements

In this Annual Report, we are restating our consolidated financial statements for the years ended December 31, 2008 and 2007, as well as certain financial statement line items for the years ended December 31, 2005 and 2006 included in the “selected financial and statistical information” section contained elsewhere in this Annual Report.

The restatement of prior years financial statements relate to accounting adjustments made primarily to correct “errors” as defined in IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) (“IAS 8”) which occurred in the financial years 2005, 2006 and 2007. The determination to restate our prior year financial statements was made when further information became available on February 23, 2010 to the Company in relation to the ongoing criminal investigation involving our subsidiary Telecom Italia Sparkle (“Telecom Italia Sparkle case”), along with data acquired as part of an investigation conducted by an independent legal advisor and accounting firm retained to conduct such investigation. Based on this information, we concluded that certain transactions that occurred only during financial years 2005, 2006 and 2007 were without substance resulting in errors as defined under IAS 8. These errors have been corrected, restating the comparative 2008 and 2007 financial statements presented in this Annual Report.

As a result of the restatement of the financial statements relating to the financial years 2005, 2006, 2007 and 2008 our independent registered accounting firm has withdrawn, in accordance with the audit principles applicable in the United States (PCAOB rules), their audit opinions included in Forms 20-F for the corresponding years. Our independent registered accounting firm has issued an unqualified audit opinion on the Telecom Italia consolidated financial statements for the three years ended December 31, 2009, included in this Annual Report, which includes the restated financial statements for 2008 and 2007.

Unless otherwise indicated, all financial data included in this Annual Report gives effect to these restatements. For further details, please see Item 5 “Operating and Financial Review and Prospects—5.1 Restatement due to errors” and Notes “Restatement as a result of errors and changes in accounting policies” and “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

The forward-looking statements in this Annual Report include, but are not limited to, the discussion of the changing dynamics of the telecommunications marketplace, including the continuing developments in

Introduction

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2010-2012 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed line and wireless markets;

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

•	our ability to successfully implement our internet and BroadBand strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Merger	means the merger of Old Telecom Italia into Olivetti, which became effective on August 4, 2003.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia as well as Telecom Italia and its consolidated subsidiaries, respectively, as they existed immediately prior to the effective date of the Merger.

Olivetti	unless otherwise indicated, means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	unless otherwise indicated, means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Ordinary Shares	means the Ordinary Shares, 0.55 euros par value each, of Telecom Italia.

Parent	means Telecom Italia S.p.A..

Savings Shares	means the Savings Shares, 0.55 euros par value each, of Telecom Italia.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

Telecom Italia Media	Telecom Italia Media is the Telecom Italia Group’s subsidiary operating in the Media business.

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

Group. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and BroadBand service represents two accesses rather than a single customer. In addition, we fully count the accesses attributable to all companies over which we exercise control. The following are the main categories of accesses:

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

3.1    RISK FACTORS

In addition to the other information contained in this Annual Report, investors should carefully consider the risks described below and in particular the risk factor relating to the investigation of Telecom Italia Sparkle before making any investment decision. The risks described below are not the only ones we face. Additional risks not known to us or that we currently deem immaterial may also impair our business and results of operations. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

RISKS RELATED TO THE TELECOM ITALIA GROUP

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On April 13, 2010, we set out our strategic priorities for the 2010-2012 period. Our strategy confirms the strategic priorities that the Telecom Italia Group set in December 2008 and in particular:

•	a focus on the strategic Italian and Brazilian markets, with the target of a rapid return to growth in domestic turnover and an acceleration of revenue growth on the Brazilian market;

•	boost cash flow generation by focusing on high profit margin revenues, operating efficiency gains, and selective investment;

•	an ongoing reduction in Group debt.

Our ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of our control, such as:

•	regulatory decisions and change in the regulatory environment in Italy and other countries in which we operate;

•	increasing numbers of new competitors in the Italian telecommunications market which could cause us to lose further market share;

•	increasing and stronger market competition in our principal markets with a consequent decline in the prices of services;

•	our ability to strengthen our competitive position in Italy through our focus on related markets and in international markets, particularly in Brazil for mobile telecommunications;

•	our ability to develop and introduce new technologies which are attractive to the market, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•	our ability to manage costs;

•	the effect of the global credit crisis and recessionary conditions in the major markets in which we operate;

•	our ability to refinance existing indebtedness when due in the capital and bank markets;

•	our ability to attract and retain highly qualified employees; and

•	the effect of exchange rate fluctuations on our operating revenues, margins and financial management.

Item 3. Key Information	Risk Factors

As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the time-frames described. Furthermore, if we are unable to attain our strategic priorities, our goodwill may be materially impaired.

The global economic crisis adversely affected our business in 2009 and continuing global economic weakness could further adversely affect our businesses and therefore have a negative impact on our operating results and financial condition.

The global economic crisis during 2009 included a general contraction in consumer spending, with the impact on consumer spending varying between geographical areas and different markets. Economic weakness, particularly in our domestic market, is expected to continue for at least the whole of 2010.

In Italy, the recession has had the greatest impact on the demand for investments and on the purchase of consumer durable goods and items of mass-consumption, with Gross Domestic Product (“GDP”) declining in 2009. In 2010, GDP is expected to remain stable.

Telecommunications has proven to be one of the industrial segments least affected by pro-cyclical trends since our society has an increasing need to communicate. However, recessionary conditions have weighed, and may continue to weigh, heavily on the development prospects of our domestic market, particularly with regard to the penetration of the next phase of value-added services and the volume of business, key elements of the Group’s strategic plan. This applies particularly to the business clientele segment (professionals and small and medium-size businesses), where it is more likely that recessionary conditions could have a negative effect on revenues.

With respect to the South American market, and especially Brazil, throughout 2009 and at least through the date hereof, the volatility that has been typical of emerging market economies during international economic crises is much less pronounced than in the past. In this context, the outlook for 2010 is for modest economic growth compared with the rapid growth of the past several years.

The continuing weakness in the global economy, and in particular the expected slow growth in GDP in our domestic market, creates significant uncertainty and will adversely impact consumer spending, including on telecommunication services. If we fail to successfully implement our plans to improve efficiency and optimize expenditures, our results of operations and financial condition could be adversely affected.

Our leverage is such that deterioration in cash flow generation can change the expectations on the Group’s ability to repay its debt and the inability to reduce our debt could have a material adverse effect on our business. Existing and worsening conditions in the international credit markets may limit our ability to refinance our financial debt.

Our gross financial debt was 44,397 million euros at December 31, 2009 compared with 42,794 million euros at December 31, 2008 (restated) and our net financial debt was 34,747 million euros at December 31, 2009 compared with 34,039 million euros as of December 31, 2008 (restated).

Due to the competitive environment and the economic conditions in which we operate, there could be deterioration in the separate income statement and statement of financial position measures used by investors and rating agencies. Ratios derived from these same separate income statement and statement of financial position measures are used by the rating agencies, such as Moody’s and Standard & Poor’s, which base their ratings on our ability to repay our debt.

Although ratings downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expenses, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

Factors which are beyond our control such as deterioration in the performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, continuing disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions also as a result of the continuing financial crisis, could have a significant effect on our ability to reduce our debt, or the ability of the Telecom Italia Group to refinance existing debt through further access to the financial markets.

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

We are continuously involved in disputes and litigation with regulators, competition authorities, competitors and other parties and are the subject of a number of investigations by judicial authorities. The ultimate outcome of such proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

We are subject to numerous risks relating to legal, competition and regulatory proceedings in which we are currently a party or which could develop in the future. We are also the subject of a number of investigations by judicial authorities. Legal, competition and regulatory proceedings and investigations are inherently unpredictable. Legal, competition and regulatory proceedings and investigations in which we are, or may become, involved (or settlements thereof) may have a material adverse effect on our results of operations and/or financial condition. Furthermore, our involvement in legal, competition and regulatory proceedings and investigations may adversely affect our reputation.

The Italian Collective Action for Damages for the Protection of Consumers was passed in December 2007 and, after undergoing substantial modifications by the Italian Parliament, entered into force on January 1, 2010. The law allows collective action lawsuits and is similar in many respects to common law class actions. Contracts between public utilities and consumers and the business practices of companies that provide public services (such as Telecom Italia) are covered by the Collective Action law. Therefore there is a risk of claims against Telecom Italia by consumers’ associations on behalf of broad classes of consumers.

Due to developments in the Telecom Italia Sparkle case the Company restated prior year financial statements for 2008, 2007, 2006 and 2005.

For information concerning the most important legal, competition and regulatory proceedings and investigations in which we are involved, see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 3. Key Information	Risk Factors

Risks associated with Telecom Italia’s ownership chain.

Telco S.p.A. (“Telco”)—a company in which interests are held by Generali group (30.58%), Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), and Telefónica S.A. (Telefónica) (46.18%)—is Telecom Italia’s largest shareholder, holding an interest of approximately 22.45% of the voting rights.

On October 28, 2009, the shareholders of Telco informed us that Sintonia S.A. (“Sintonia”) had exercised its right to apply for the demerger provided for in the April 28, 2007 Shareholders Agreement (“Shareholders Agreement”) and exit Telco.

On that same date, the parties to the Shareholders Agreement, other than Sintonia, entered into an amending agreement by which they agreed to renew the Shareholders Agreement for a further three year period, and thus effective from April 28, 2010 up to April 27, 2013. It was also agreed that procedures be evaluated with Sintonia to enable it to withdraw from the capital of Telco as an alternative to the demerger.

On December 22, 2009, Telco and Sintonia completed (i) the acquisition for cash by Sintonia of the Telecom Italia shares held by Telco attributable to it pro-rata (approximately equal to 2.06% of the ordinary share capital) and (ii) the acquisition by Telco of Sintonia’s entire shareholding in the share capital of Telco (equal to 8.39% of the share capital) which shareholding has now been cancelled.

Although Telco does not own a controlling interest in Telecom Italia’s voting shares, Telco may exert a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors (in the Shareholders’ Meeting on April 14, 2008 12 out of 15 Board members were elected, as a result of Telco’s proposal). In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other Ordinary Shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco. In addition, Telefónica is the largest shareholder of Telco. Presently Telefónica and Telecom Italia are direct competitors in certain countries outside of their respective domestic markets; nevertheless, the agreement among the above mentioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. Such agreements provide that the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at board of directors meetings which discuss matters relating to members of the Group in countries where Telefónica and Telecom Italia compete. Specific additional matters have been agreed with respect to Telecom Italia’s operations in Brazil. The presence of Telefónica in Telco has, however, resulted in legal and regulatory proceedings in Argentina, which are still pending. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 The Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”. See also “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

On March 26, 2009, the European Court of Justice declared that Italy, through the special powers, failed to comply with its obligations under the EC Treaty. According to the Court’s ruling, the alleged infringement of the EC Treaty arises due to the applicable Italian legal provisions not making sufficiently clear the conditions for the exercise of the Treasury’s special powers, so that investors are not in a position to know in what situations the powers will be used. Although such ruling may be relevant and binding for the Italian Government, the ruling does not have any immediate, direct impact on the aforementioned provisions and Telecom Italia’s bylaws.

Item 3. Key Information	Risk Factors

For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian Treasury”.

RISKS RELATED TO THE TELECOMMUNICATIONS INDUSTRY AND FINANCIAL MARKETS

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries. Continuing global economic weakness could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and our other principal market, Brazil, including levels of interest rates, inflation, taxes and general business condition. A significant deterioration in economic conditions could adversely affect our business and results of operations. The weak economic conditions of 2009 had an adverse impact on our business, particularly in Italy. We may also be adversely affected by political developments in other countries where we have made significant investments. Certain of these countries have political and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments.

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

As a member of the European Union (the “EU”), Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The review of the EU common regulatory framework was approved at the end of 2009 and is expected to be implemented in Italy by May 25, 2011.

Included within the regulatory framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (the “Italian Communications Authority” or “AGCom”) to identify operators with “significant market power” (“SMP”) based on a market analyses in relevant separate retail and wholesale markets, identified in an EC Recommendation, in which it is considered necessary to intervene to protect free competition. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power”.

During 2006 and 2007, AGCom concluded the first round of the market analyses, identified Telecom Italia as having SMP in the mobile termination market and in all the relevant fixed line markets and, as a result, imposed a number of regulatory constraints, including: a requirement to conduct business in a transparent and non-discriminatory way, a price control mechanism (Price Cap) placing certain limits on the ability to change prices for certain services and a requirement to provide interconnection services, leased lines and unbundled access to the local loop to other operators at cost-orientated prices, subject to specific network caps.

These constraints have had an adverse impact on our fixed line network pricing and service offerings and future regulatory decisions may continue to have an adverse impact on our market shares and margins.

Item 3. Key Information	Risk Factors

In Italy, Telecom Italia is also subject to universal service obligations, which require it to provide fixed-line public voice telecommunications services in non-profitable areas. Telecom Italia is, to date, the only operator in Italy which has this obligation.

In December 2008, AGCom approved Telecom Italia’s voluntary undertakings (the “Undertakings”) to improve the equality of treatment in the provision of access services to other operators to Telecom Italia’s network, where Telecom Italia has SMP. The formal implementation of the Undertakings was to be in place by March 31, 2010 and implementation appears to be on track. The closing of a number of regulatory proceedings against Telecom Italia will depend on the assessment by AGCom of the actual fulfillment of the Undertakings.

Since the end of 2007 AGCom conducted various proceedings to carry out a second round of market analyses to determine whether to maintain, amend or withdraw the obligations in force.

During 2008 AGCom concluded the second round of analyses of the mobile markets. In particular, as to the mobile call termination market, AGCom required a gradual reduction of the termination rates over a four year period (2009-2012) and provided the introduction of a new cost model which could lead, probably in the coming years, to further reductions of the termination rates, under EU pressure. International roaming is regulated at EU level by a specific regulation recently extended to SMS and data. The EU Regulation could exert regulatory pressure on SMS and data (as to prices and transparency measures) also at national level. The EU Commission will have to review the Regulation and to assess whether further proposals are necessary.

The second round market analyses proceedings with respect to the fixed line markets—suspended until AGCom approved the Telecom Italia Undertakings established in December 2008—is almost concluded. To date, AGCom has reviewed the regulations focusing on wholesale obligations while relaxing retail regulations.

The regulatory approach to Next Generation Access has not been completely defined with respect to the implementation conditions for fiber access services. As Next Generation Access will require significant investments, the regulatory uncertainty regarding the obligations which could be imposed on Telecom Italia could have an adverse effect on the Group’s cash flows and financial condition.

In general, we are unable to predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. Regulations in the telecommunications industry are constantly changing to adapt to new competition and technologies. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of authorizations, to Telecom Italia or to third parties, could adversely affect our future operations in Italy and in other countries where we operate.

There is also a general risk related to the possible imposition of fines by the competent authorities for violations of regulations to which we are subject.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the Telecom Italia Group—4.3. The Regulatory framework” section.

We operate under licenses, authorizations and concessions granted by government authorities.

Many of our activities require licenses, authorizations or concessions from governmental authorities. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms. Moreover, licenses, authorizations and concessions as well as their renewal terms and conditions may be affected by political and regulatory factors. As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, although we cannot guarantee that we will always complete this process successfully.

Item 3. Key Information	Risk Factors

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

Moreover convergence creates economic links among the Telecommunications (“TLC”), Information Technology (“IT”), Media and Devices/Consumer Electronic (“Devices/CE”) markets, enabling lateral competition for different participants in these markets (from competition within the same technology to competition on the whole value chain). The ability to compete will determine value transfer among markets.

This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere. We face competition from international competitors who have entered local markets to compete with existing operators as well as new local operators, each of which has increased the direct competition we face in our Italian domestic fixed-line and mobile telephony businesses, in the local and long-distance markets, and BroadBand.

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

Although we have taken a number of steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services to enhance domestic growth, and although our plans take into account that we face significant competition from a number of operators in all the markets in which we operate, if any or all of the events described in the preceding paragraph should occur, the impact of such factors could materially adversely affect our results of operations and financial condition.

Item 3. Key Information	Risk Factors

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

In recent years, mobile communications markets have been approaching maturity levels in our domestic market in the voice services segment although the data and value-added services segments continue to grow.

Further growth in the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to our customers;

•	the success of new disruptive or substitute technologies; and

•	the development of the mobile communications markets.

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

The continuing development of Internet and BroadBand services is an important element of our growth strategy and means to increase the use of our networks in Italy and abroad. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and small and medium-sized companies. Our ability to successfully implement this strategy may be affected if:

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

Our mobile communications business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, although Italian law already imposes strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

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

Item 3. Key Information	Risk Factors

countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Euro, principally the U.S. dollar and British pound. We systematically hedge the foreign currency risk exposure related to non-Euro denominated liabilities, through cross-currency and interest rate swaps.

Furthermore, we enter into derivative transactions hedging our interest rate exposure and diversifying debt parameters in order to reach lower cost of debt and manage the volatility of our separate income statement, while remaining within predefined target levels. However, no assurance can be given that fluctuations in interest rates will not adversely affect our results of operations or cash flows.

Telecom Italia might be adversely affected if the allegations into the investigation of Telecom Italia Sparkle are found to have merit.

On February 23, 2010, the Italian Finance Police, at the request of the Prosecutor’s Office of Rome (the “Prosecutor”), served our subsidiary Telecom Italia Sparkle with a court order (the “Order”) in connection with an ongoing investigation regarding Telecom Italia Sparkle and several individuals, including certain employees, former employees and former directors of Telecom Italia Sparkle, regarding, inter alia, alleged cross border criminal conspiracy, tax evasion, international money laundering, reinvestment of profits from criminal activities, and registering assets under a false name. The Order:

a)

set a fast track hearing procedure concerning the “request to apply the measure to prohibit Telecom Italia Sparkle from performing activities and to be replaced with a judicial arbitrator” pursuant to Legislative Decree No.231/2001 (“Law 231”); and

b)	also provided for the seizure of approximately 298 million euros as an interim measure, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation.

The charges of cross border criminal conspiracy, international money laundering and reinvestment of profits from criminal activities are possible offenses that may entail administrative liability for a corporation in accordance with Law 231.

The investigation refers to certain sales transactions—effected in the financial years 2005, 2006 and 2007—related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and conducted with a number of small telecommunications carriers resident in the European Union (EU).

In anticipation of the Preliminary Investigating Magistrate’s decision, the Board of Directors of Telecom Italia Sparkle appointed an independent party to carry out an analysis of the internal control system and of the Organisational Model 231. In accordance with Law 231, the employees involved in the investigation have either been suspended or, for those imprisoned, their employment was terminated.

In addition to the amounts seized, Telecom Italia Sparkle provided guarantees for 195 million euros, of which 72 million euros corresponds to the potential seizure of profits generated by the sales transactions noted above, and 123 million euros corresponds to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (298 million euros), and the highest amount the company could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the possible settlement procedures with the Italian Tax Authorities.

Drawing upon information available under the Order and following an independent documentary investigation by legal and accounting advisors for Telecom Italia Sparkle, we concluded that in accordance with IAS 8 we would restate prior year financial statements for 2005, 2006, 2007 and 2008. In connection with our 2009 financial statements, we have established an accrual of 507 million euros relating to certain VAT claims made mainly in connection with the sales transactions in 2005, 2006 and 2007.

For further details regarding the restatement, please see “Item 5 Operating and Financial Review and Prospects— 5.1 Restatement due to errors” and Notes “Restatement as a result of errors and changes in accounting policies” and “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Telecom Italia may be further adversely affected if the allegations into the investigation of Telecom Italia Sparkle are found to have merit.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.4332, using the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2009.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2005 to 2009 and for the beginning of 2010 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2005	1.3476	1.1667	1.2448	1.1842
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4725	1.3919
2009	1.5100	1.2547	1.3936	1.4332
2010 (through May 6, 2010)	1.4536	1.2689	1.3679	1.2689

Monthly Rates	High	Low	Average(1)	At Period end
October 2009	1.5029	1.4532	1.4821	1.4755
November 2009	1.5085	1.4658	1.4908	1.4994
December 2009	1.5100	1.4243	1.4579	1.4332
January 2010	1.4536	1.3870	1.4266	1.3870
February 2010	1.3955	1.3476	1.3680	1.3660
March 2010	1.3758	1.3344	1.3570	1.3526
April 2010	1.3666	1.3130	1.3417	1.3302
May 2010 (through May 6, 2010)	1.3183	1.2689	1.2950	1.2689

(1)	Average of the rates for each month in the relevant period.

The Ordinary Shares, par value 0.55 euros (the “Ordinary Shares”) and Savings Shares, par value 0.55 euros (the “Savings Shares”) of Telecom Italia trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

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

3.3 SELECTED FINANCIAL AND STATISTICAL INFORMATION

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005, which have been extracted or derived from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB.

As discussed in the Note “Restatement as a result of errors and changes in accounting policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report”, following certain adjustments and corrections for errors—as defined by IAS 8—made in connection with the “Telecom Italia Sparkle case” and due to the retrospective application, starting from January 1, 2009, of IFRIC 13 (Customer Loyalty Programmes) the comparative data of the corresponding periods of the years 2008, 2007, 2006 and 2005 have been appropriately adjusted and referred to as “restated”.

As a result of the restatement of the financial statements relating to the financial years 2005, 2006, 2007 and 2008 Reconta Ernst & Young S.p.A. withdrew, in accordance with audit principles as applicable in the United States (PCAOB rules), their audit opinions for the corresponding years on Form 20-F. Reconta Ernst & Young S.p.A. have issued an unqualified audit report on the Telecom Italia consolidated financial statements for the three years ended December 31, 2009 included in this Annual Report.

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

In 2009, the Group applied the accounting policies on a basis consistent with previous years and did not elect the early adoption of any IFRS, except for IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements). The effects of the early adoption of IFRS 3R and IAS 27R are described in the “Note—Accounting Policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

In addition, certain non-GAAP financial measures are presented.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2009(1)	2009(1)	2008(1) (Restated)	2007(1) (Restated)	2006(1) (Restated) (Unaudited)	2005(1) (Restated) (Unaudited)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(2)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	33,655	27,163	29,000	29,802	29,785	29,193

Operating profit	6,806	5,493	5,437	5,738	7,269	7,548

Profit before tax from continuing operations	4,137	3,339	2,894	4,120	5,366	5,596

Profit from continuing operations	2,748	2,218	2,217	2,459	2,855	3,200
Profit (loss) from Discontinued operations/Non-current assets held for sale	(771)	(622)	(39)	(99)	(159)	401

Profit for the year	1,977	1,596	2,178	2,360	2,696	3,601

• Profit attributable to owners of the Parent(3)	1,959	1,581	2,177	2,353	2,707	3,127

Investments:
• Capital expenditures	5,629	4,543	5,040	5,031	4,698	4,916
• Financial	7	6	6	637	206	14,934

Financial Ratios:
• Operating profit/Revenues (ROS)(%)	20.2%	20.2%	18.7%	19.3%	24.4%	25.9%
• Ratio of earnings to fixed charges(4)	2.51	2.51	2.21	2.67	3.13	3.17

Employees, average number in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	69,964	69,964	73,508	75,735	77,374	78,258
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	2,168	2,168	3,277	3,893	2,898	6,089

Basic and Diluted earnings per Share (EPS)(5):
• Ordinary Share	0.10	0.08	0.11	0.12	0.14	0.17
• Savings Share	0.11	0.09	0.12	0.13	0.15	0.18
Of which:
— From continuing operations:
• Ordinary Share	0.14	0.11	0.11	0.12	0.15	0.15
• Savings Share	0.15	0.12	0.12	0.13	0.16	0.16
— From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	(0.04)	(0.03)	—	—	(0.01)	0.02
• Savings Share	(0.04)	(0.03)	—	—	(0.01)	0.02

Dividends:
• per Ordinary Share	0.0620	0.0500 (6)	0.0500	0.0800	0.1400	0.1400
• per Savings Share	0.0756	0.0610 (6)	0.0610	0.0910	0.1510	0.1510

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2009(1)	2009(1)	2008 (Restated)	2007 (Restated)	2006 (Restated) (Unaudited)	2005 (Restated) (Unaudited)
	(millions of U.S. dollars, except employees)(2)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	106,778	86,181	85,650	87,428	89,457	96,010

Equity:
• Equity attributable to owners of the Parent	32,154	25,952	25,598	25,431	25,622	25,573
• Non-controlling interests	1,447	1,168	730	1,063	1,080	1,323

Total Equity	33,601	27,120	26,328	26,494	26,702	26,896

Total liabilities	73,177	59,061	59,322	60,934	62,755	69,114

Total equity and liabilities	106,778	86,181	85,650	87,428	89,457	96,010

Share capital(7)	13,115	10,585	10,591	10,605	10,605	10,599

Net Financial Debt(8)	43,052	34,747	34,039	35,701	37,301	39,858

Employees, number in the Group at year-end, including personnel with temporary work contracts:
• Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	71,384	71,384	75,320	79,238	80,373	83,187
• Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	2,205	2,205	2,505	4,191	2,836	3,344

	As of December 31,
	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)
Statistical Data:
Fixed-line network connections in Italy at year-end (thousands)	18,525	20,031	22,124	23,698	25,049
Physical accesses (Consumer and Business) at year-end (thousands)	16,097	17,352	19,221	20,540	21,725
BroadBand accesses in Italy at year-end (thousands)	8,741	8,134	7,590	6,770	5,707
Of which retail (thousands)	7,000	6,754	6,427	5,600	3,920
Total numbers of lines at year-end (thousands)	71,958	71,199	67,585	57,860	48,747
Of which numbers of lines at year-end in Italy (thousands)	30,856	34,797	36,331	32,450	28,576
Of which numbers of lines at year-end in Brazil (thousands)	41,102	36,402	31,254	25,410	20,171

(1)

For purposes of comparison, the data of the periods under comparison have been appropriately restated because starting from 2009 HanseNet Telekommunikation GmbH has been treated as a Discontinued operations/Non-current asset held for sale.

(2)	For the convenience of the reader, Euro amounts for 2009 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on May 14, 2010, of €1.00 = U.S.$ 1.2390

(3)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

(4)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit before tax from continuing operations;

Item 3. Key Information	Selected Financial And Statistical Information

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and issue debt discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method; and

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original issue debt discounts or premiums; and

–	an estimate of the interest within rental expense for operating leases.

(5)

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

For the purpose of these calculations, the weighted average number of:

•

Ordinary Shares was 13,220,792,908 for the year ended December 31, 2009, 13,246,643,947 for the year ended December 31, 2008, 13,254,934,303 for the year ended December 31, 2007, 13,254,860,233 for the year ended December 31, 2006, and 12,283,195,845 for the year ended December 31, 2005;

•	Savings Shares was 6,026,120,661 for the years ended December 31, 2009, 2008, 2007 and 2006, 5,930,204,164 for the year ended December 31, 2005.

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

(6)	Telecom Italia’s dividend coupons for the year ended December 31, 2009, will be clipped on May 24, 2010, and will be payable from May 27, 2010.

(7)	Share capital represents share capital issued net of the par value of treasury shares.

(8)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.3 Results of Operations for the Three Years Ended December 31, 2009—5.3.3 Non-GAAP Financial Measures”.

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

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. dollars per Share(1)	(millions of euros)	Euros per Share	U.S. dollars per Share(1)	(millions of euros)
2005	0.1400	0.1753	1,873.12	0.1510	0.1891	909.94
2006	0.1400	0.1903	1,873.13	0.1510	0.2052	909.94
2007	0.0800	0.1253	1,070.36	0.0910	0.1426	548.38
2008	0.0500	0.066115	667.16	0.0610	0.08066	367.59
2009(2)	0.0500	0.063445	667.16	0.0610	0.077403	367.59

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. As far as year ended December 31, 2009 is concerned, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on May 6, 2010.

(2)

Approved at the Annual Shareholders’ Meeting held on April 29, 2010. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2009 will be clipped on May 24, 2010, and will be payable from May 27, 2010.

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

Item 3. Key Information	Dividend

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

Our Depositary in New York (JP Morgan Chase) is presently located at 4 New York Plaza, New York, New York 10004.

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

On May 21, 1999, Olivetti obtained control of the Old Telecom Italia Group through a tender offer where approximately 52.12% of Old Telecom Italia Ordinary Shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia, whose largest shareholder was Pirelli & C. S.p.A. (“Pirelli”), acquired a 28.7% stake in Olivetti.

On December 9, 2002, the Ministry of the Treasury sold its remaining stake in Old Telecom Italia Ordinary and Savings share capital.

On August 4, 2003, Old Telecom Italia merged with and into Olivetti (the “Merger”). Olivetti, as the surviving company, changed its name to “Telecom Italia S.p.A.”. Following the Merger, the proportionate ownership of Telecom Italia’s share capital by shareholders unaffiliated with Olimpia or Pirelli, Olimpia’s largest shareholder, increased substantially to approximately 88.43% of the outstanding Ordinary Shares. Following the Merger, Olimpia acquired additional shares through market purchases and, prior to the acquisition by Telecom Italia of the share capital in TIM that it did not already own (the “TIM Acquisition”), Olimpia held approximately 17% of Telecom Italia’s Ordinary Shares, making it the largest shareholder of Telecom Italia. As a result of a series of transactions in December 2004 and March 2005, Olimpia acquired additional Ordinary Shares reaching a stake of approximately 21.4% of the outstanding Ordinary Shares.

On June 30, 2005, TIM merged with and into Telecom Italia.

Following the issuance of shares of Telecom Italia in exchange for outstanding shares of TIM held by third parties, as a result of the merger of TIM into Telecom Italia through which the TIM Acquisition was effected, Olimpia’s stake was diluted to approximately 18%.

Effective as from March 1, 2006, Tim Italia merged with and into Telecom Italia, with Telecom Italia as the surviving company.

On April 28, 2007, a group of investors (the “Investors” or the “Parties”), made up of 1) Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. (the “Class A Shareholders”) and 2) Telefónica S.A. (“Telefónica”), entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, the vehicle through which the Investors purchased the entire share capital of Olimpia, from Pirelli and Sintonia S.p.A. and Sintonia (together “Sintonia Sellers”).

On May 4, 2007, the Investors entered into a Share Purchase Agreement with Pirelli and the Sintonia Sellers to purchase the entire share capital of Olimpia. The acquisition was completed on October 25, 2007 by Telco, to

Item 4. Information On The Telecom Italia Group	Business

which Ordinary Shares equal to 5.6% of the ordinary share capital were contributed on the same date by Mediobanca S.p.A. and companies of the Generali group. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia’s ordinary share capital, of which 17.99% was held through Olimpia.

Telco was held by Generali group (“Generali group”) (28.1%), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) (10.6%), Mediobanca S.p.A. (“Mediobanca”) (10.6%), Sintonia (8.4%) and Telefónica S.A. (42.3%).

With effect from December 18, 2007, Olimpia merged with and into Telco, with Telco as the surviving company and directly holding a stake of 23.595% in Telecom Italia’s ordinary share capital.

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

On October 28, 2009, Sintonia requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro-rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia’s share capital).

On the same date, the Investors other than Sintonia, Intesa Sanpaolo, Mediobanca, Generali group and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged Sintonia’s decision and, by entering into a Renewal Agreement dated October 28, 2009, and effective as of April 28, 2010, (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders’ Agreement for an additional term of three years until April 27, 2013, substantially on the same terms and conditions, except to provide that (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012, and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011, and April 28, 2011, (such Shareholders’ Agreement, as amended and renewed, the “New Shareholders’ Agreement”).

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate—together with Sintonia—mutually agreed alternatives to permit Sintonia to exit Telco, other than through non-proportional de-merger.

The terms of Sintonia’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit Sintonia to exit Telco in a single transaction consisting of two parts.

The transaction was concluded on December 22, 2009 when Telco and Sintonia executed a purchase and sale agreement pursuant to which: (i) Sintonia acquired the Sintonia Telecom Italia Shares from Telco for a consideration of 605,254,575.20 euros (equal to a price of 2.20 euros for each Sintonia Telecom Italia Share), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling Sintonia’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for a consideration of 293,461,160.95 euros (equal to a price of approximately 1.80 euros for each Telco share) which was equal to the pro rata net asset value of Sintonia’s interest in Telco as of December 15, 2009.

Currently Telco interests are held by Generali group (30.58%), Intesa Sanpaolo (11.62%), Mediobanca (11.62%) and Telefónica (46.18%). See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the new shareholder arrangements.

Item 4. Information On The Telecom Italia Group	Business

4.1.2    DEVELOPMENT

The update to the 2010-2012 Strategic Plan announced to the financial market on April 13, 2010, confirms the strategic priorities that the Telecom Italia Group set in December 2008 and in particular:

•	a focus on the strategic Italian and Brazilian markets, with the target of a return to growth in domestic turnover and an acceleration of revenue growth on the Brazilian market;

•	boost cash flow generation by focusing on high profit margin revenues, operating efficiency gains, and selective investment;

•	an ongoing reduction in Group debt.

In particular, in December, 2008, the Telecom Italia Group announced, among other things, the new “customer-centric approach” (consumer, business and Top Client).

Such approach was intended to foster a natural convergence of technology and service offerings on the one side and a more effective use of operational and competitive levers, on the other. In particular, it allowed:

•	a better and more thorough segmentation of customer needs;

•	the offering of service packages, based on the actual priorities of customers; and

•	the re-engineering of Telecom Italia’s distinctive capabilities (customer care, sales channels and IT systems).

For more details about the organizational structure, please see “4.1.7 Updated Strategy” and “4.1.8 The Organizational Structure”.

4.1.3    BUSINESS

The Group operates mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

At December 31, 2009 the Telecom Italia Group was one of the world’s largest fixed telecommunications operators with approximately 16.1 million physical accesses (consumer and business) in Italy, a decrease of 1.3 million compared to December 31, 2008. The Wholesale customer portfolio reached approximately 6.2 million accesses for telephone services at December 31, 2009, an increase of approximately 1.2 million compared to December 31, 2008. The overall access market was stable compared to December 2008.

The BroadBand portfolio in Italy reached 8.7 million accesses at December 31, 2009 (consisting of approximately 7.0 million retail accesses and 1.7 million wholesale accesses), an increase of 0.6 million accesses compared to December 31, 2008.

In addition, the Telecom Italia Group had approximately 30.8 million mobile telephone lines at December 31, 2009 (34.8 million at December 31, 2008); the reduction compared to December 31, 2008 can be attributed to a more selective sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines which reached about 20% of total lines compared to about 17% at December 31, 2008, as well as the termination of silent lines.

At December 31, 2009, the Telecom Italia Group had 41.1 million mobile telephone lines in Brazil (36.4 million at December 31, 2008).

Item 4. Information On The Telecom Italia Group	Business

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2009

For a description of disposals and acquisitions of significant equity investments in 2009 please see “Note—Form, Content and Other General Information”, “Note—Business Combinations and Transactions among Companies Under Common Control”, “Note—Other Non-Current Assets” and “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2010

The Group announced its results for the first quarter ended March 31, 2010 on May 6, 2010. The press release setting out the first quarter results was filed by the Group on a form 6-K with the SEC on May 6, 2010.

For a description of other recent developments, including the Telecom Italia Sparkle case, please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2009” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

Telecom Italia is the parent company of the Telecom Italia Group.

Due to the sale of the BroadBand business in Germany, which was completed on February 16, 2010, HanseNet was classified in Discontinued Operations while the other companies in the European BroadBand Business Unit have become part of Other Operations. Consequently, disclosure for that operating segment is no longer presented and for comparison purposes the income statement has been restated for the various periods under comparison.

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2009:

(*)	Main subsidiaries: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A. and PAth.Net S.p.A.

For the domestic market, Telecom Italia Group has adopted a new “customer centric” organization; this change involved a new manner of representing the Domestic Business Unit. For more details, please see “4.2 Business Units - 4.2.1 Domestic”.

Item 4. Information On The Telecom Italia Group	Business

For further details about companies which are a part of the various Business Units, reference should be made to Note “List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss), capital expenditures, number of employees and selected statistical data of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.3 Results of operations for the three years ended December 31, 2009—5.3.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Guidelines and Targets for the 2010-2012 Three-year Period (the “Plan”)

The updated 2010-2012 Strategic Plan was announced on April 13, 2010, and confirms the strategic priorities that the Telecom Italia Group set in December 2008. These strategic priorities include:

•	a focus on the strategic Italian and Brazilian markets, with the target of a return to growth in domestic turnover and an acceleration of revenue growth on the Brazilian market;

•	boost cash flow generation by focusing on high profit margin revenues, operating efficiency gains, and selective investment;

•	an ongoing reduction in Group debt.

Domestic market

On the domestic market, Telecom Italia will continue to pursue the following priorities which it commenced in 2009:

•	reverse the trend in revenues by accelerating mobile sector turnaround and building on good fixed-line performance;

•	rationalize costs and implementation of the new operating model;

•	excellence in customer satisfaction;

•	ongoing improvement in dialogue with the regulatory authorities.

The Plan confirms the seven areas of Lean Company model intervention for efficiency enhancement, leading to a further 0.7 billion euros cash cost reduction in addition to the previously announced 2 billion euros over the three-year period 2009-2011, for a total of 2.7 billion euros by 2012.

Brazil

Brazil remains an important emerging market on which Telecom Italia is keen to continue strengthening its position by leveraging Tim Brasil’s ability to exploit opportunities arising from migration from fixed line to mobile.

The Brazil plan for growth is based on three pillars:

•	penetration and expansion of market share;

•	boost traffic by leveraging the concept of community, and by targeting mobile replacement of fixed lines; and

•	selective development of mobile broadband, with the focus on micro-browsing.

The focus in the Brazilian market remains quality of service, leadership in innovation, and a customer-centric approach. Integration with Intelig Telecomunicações Ltda (“Intelig”), acquired at the end of 2009, will also enable the Group to pursue convergence, as well as giving a substantial boost to efficiency and cash cost projects. For further details about the integration with Intelig please see “—4.2.2 Brazil”.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 30, 2010:

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final retail voice customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The Domestic Business Unit is organized as follows as of December 31, 2009:

(*)	Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A. and PAth.Net S.p.A.

As regards the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Business Unit has changed from the one presented in the 2008 annual report in which such information had been organized by fixed and mobile technology.

The principal operating and financial data of the Business Unit is now reported according to two Cash-generating units (“CGU”):

•

Core Domestic: Core Domestic includes all telecommunications activities related to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for consumers and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the Matrix S.p.A.;

•

Business: Business consists of the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the SMEs (small and medium-sized enterprises) and SOHO (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the Top, Large Account and Enterprise clientele in the fixed and mobile telecommunications area;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile operators in the domestic market;

•	Other (support structures): Other includes:

•

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties—plant and information technology, in addition to delivery and assurance processes regarding clientele services;

Item 4. Information On The Telecom Italia Group	Business Units

•	Staff & Other: services carried out by staff functions and support activities conducted by minor companies of the Group (Telenergia S.p.A.) offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISP/ASP (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

❖	MARKETING AND DISTRIBUTION

As a result of the newly adopted customer centric approach Telecom Italia revised its sales structure as follows:

Consumer

Through December 31, 2009 the sales structure of Telecom Italia was organized according to a vertical, multi-channel approach, in which different types of distribution channels specialized in different customer segments of the market. This approach rewards the focus and customization of the channel-offering-market mapping.

Consumer customers are now managed by several channels focused on volume and value acquisitions, including:

•	the “Telesales” channel: an “Outbound” network of approximately 11 partners with 1,500 operators supported by less than 61 internal resources;

•	the “Push” channel: a network of 40 partners with 650 sales agents assisted by 64 internal resources;

•

the “Pull” channel: consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of approximately 4,120 retail points of sale and 340 sub-dealers (at December 2009). The points of sale are geographically widespread and of many different types (direct; franchisee; monobrand; organized and specialized large-scale distribution).

In addition to these partners, there was the “Public Telephone” channel, a network of approximately 50 partners focused on National and International prepaid card services and associated traffic packages.

Business

During 2009, our Business Market Department changed the structure of the commercial channels, by integrating the fixed and mobile offering, according to a customer centric approach.

This new structure can be summarized as:

•	“SA—Senior Account” channel: a network organized geographically based on about 110 partners focused on high level SME customers;

•	“BP—Business Partner” channel: a network based on about 90 partners and 1,200 agents, focused both on high value customers (supervising a portfolio of customers) and Soho customers;

•	“VAR—Value Added Reseller” channel: a network organized geographically based on about 90 partners, focused on VAS development, on customized offering and on complex networks;

•	outbound call centre: 3 partners focused on specific canvass and loyalty activities;

•	community account: 60 agents focused on vertical segmentation;

•	shops: some specific shops (600 of 4,000 shops) offering business products and assistance.

TOP

The Top Customers (almost 20,500) benefit from direct coverage by almost 670 sales personnel that have a dedicated portfolio to supervise and develop. The main activities include:

•	offering the whole range of services (fixed, mobile, telephone, data, ICT services and products); and

•	supporting the customer and providing assistance, when required.

Item 4. Information On The Telecom Italia Group	Business Units

National Wholesale Services

The National Wholesale Services (“NWS”) sales channel manages relationships with approximately 250 other TLC operators, which are both customers and competitors of Telecom Italia. In fact these operators purchase Telecom Italia intermediate network services that are integrated with their infrastructure for resale to their customers.

To ensure complete management of the relationship with its customers, NWS function is organized to cover all stages:

•	definition of commercial offers, developed by its marketing staff under the conditions set by regulators;

•	marketing through its vendors;

•	providing assistance and services through 5 poles distributed in the country and with the help of the functions of Technology;

•	developing, managing billing and administrative reports.

The organizational autonomy of NWS allows Telecom Italia, along with other conditions (separation of accounts, compliance with the resolutions of the Authority) to manage transparency and fairness in the relationship with other operators.

❖	COMMERCIAL AGREEMENTS

The main commercial agreements entered into during 2009 by the Domestic Business Unit were as follows:

•

At the beginning of 2009, the “Impresa Semplice” plan was launched to offer a portfolio of integrated solutions dedicated to SMEs. The “Impresa Semplice” solutions include accesses to fixed and mobile networks, voice and data communications systems, messaging and collaboration tools, telecommunications products and computer work stations (personal computers, including assistance, original software and “in the cloud” services), hosting and virtualization of hardware and software resources. Due to high-speed full IP access networks, hardware resources and software applications available at Telecom Italia’s Data Centers, companies may also gain access to more sophisticated ICT services at limited costs.

•

On March 3, 2009, Telecom Italia executed an agreement with Mediaset through which it will be able to access content in the Mediaset Premium package through Alice Home TV. This package boosts the Telecom Italia IPTV platform with new content adding films, TV series, cartoons and the best of the soccer Serie A TIM Championships.

•

On June 5, 2009, Telecom Italia and Aria signed a series of agreements which allow them to focus on their respective strategies and build infrastructure synergies with the aim of closing the Digital Divide and extending high-speed internet access to those areas of Italy that have not yet been reached by ADSL service. The first agreement grants Aria the right to use Telecom Italia’s Wi-Max frequencies in the regions of central and southern Italy such as Abruzzo, Umbria, Lazio, Molise, Puglia, Campania, Basilicata, Calabria and Sardegna. At the same time, Aria will see that the minimum coverage is reached, guaranteeing the commitments undertaken with the Ministry of Economic Development. Under the agreement, Telecom Italia may also supply broadband using Wi-Max technology to its own customers throughout Italy, attributable to Aria’s “white label” wholesale package. Finally, due to another agreement, Aria will use Telecom Italia’s transport network infrastructure to build its own network.

•

In June 2009, Telecom Italia was successful in its bid with Unipol Gruppo Finanziario to start up a server contact center dedicated to the group’s four companies (Sertel, Linear, Banca Unipol and Unisalute). The contract covers the supply of the server’s entire hardware infrastructure, the licenses and also the development of software services for the integration between the contact center and the CRM/ERP applications of the different companies and personalized reporting on the platform activities. Moreover, Telecom Italia won the bid to renew the Data Transmission Network of the Group for about 2,800 offices. The contract is for a period of three years.

•

On July 3, 2009, Telecom Italia and 3 Italia executed a co-siting agreement to share access sites to the mobile network relating to both the existing sites and those that will be built in the future. The subject of the agreement is the so-called “passive” infrastructures: poles, cables, power supply and air-conditioning systems and other civil infrastructures. Maintaining the ownership of their own infrastructures, each operator

Item 4. Information On The Telecom Italia Group	Business Units

will host the mobile stations of their partner with the aim of optimizing network coverage all over the country. The agreement is for three years, is renewable and when fully operational will cover 2,000 sites, ensuring an optimization of investments, a savings of 30% in costs and a reduction in the network development times of each operator.

•

In August 2009, Telecom Italia was awarded the LAN 3 Consip Agreement for the supply of equipment to develop the local networks of the Public Administration and the relative services for maintenance, assistance, operations and training of the users. The agreement is for a period of 18 months with a possible extension of another six months with all the Central and Peripheral Administrations of the State, with contracts for periods of 24 or 48 months depending on the estimated maintenance period.

•

On September 15, 2009, the “Smart Inclusion” project was inaugurated at Bambino Gesù Pediatric Hospital in Rome. The project was developed by the Telecom Italia Group with the support of the Ministry of Public Administration and Innovation and with the scientific supervision of CNR-ISOF of Bologna. This is the first initiative in Italy which integrates remote teaching and entertainment and the management of clinical data services on a single technological platform. The project will allow children with long hospital stays to join in social activities by connecting to the outside world in a simple immediate manner (link with the school) and the health staff will have advanced tools available to support the processes for taking care of young patients. On December 12, the Smart Inclusion project was also inaugurated in the Padua Hospital. The project will be extended to another four hospitals by mid-2010.

•

On September 23, 2009, Telecom Italia signed an agreement with Movincom, a consortium set up by various businesses in different categories (for example, transportation, parking, insurance and hotels) for the purpose of helping to develop payment services using a mobile handset. The agreement will make it possible for Telecom Italia’s customers to purchase a wide range of goods and services offered by businesses belonging to the consortium using a cell phone. Starting in 2010, Telecom Italia will integrate a specific application on the new SIM cards so that purchases of all goods and services offered by Movincom businesses can be made using mobile phones.

•

In October 2009, Telecom Italia won two bids to manage ICT infrastructure for the company Terna: “The evolution of the intranet network infrastructure for Central and Peripheral Sites” and the “Supply of specialist equipment and services for the functioning of the Security Operational Center”. This important achievement strengthens the relationship between the two companies which are national leaders in their respective markets of TLC and Energy.

•

During 2009, partnership agreements were renewed with “Confcommercio Imprese per l’Italia” (about 800,000 members) and “Confartigianato Imprese” (about 500,000 members). The purpose of the agreements is to gain a better understanding of the needs of member companies, support their activities and introduce technological innovations which simplify the way of doing business. Confcommercio Solutions and Confartigianato Solutions for the ‘Simplified Business” are the fruits of these agreements and consist of fixed-line, mobile and ICT services and products bundled according to the specific needs of the member businesses.

Item 4. Information On The Telecom Italia Group	Business Units

❖	CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2009	2008	2007
DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	18,525	20,031	22,124
Physical accesses (Consumer + Business) at period-end (thousands)	16,097	17,352	19,221
Voice pricing plans (thousands)	5,417	5,834	6,375
BroadBand accesses in Italy at period-end (thousands)	8,741	8,134	7,590
Of which retail BroadBand accesses (thousands)	7,000	6,754	6,427
Virgilio page views daily average during the year (millions)	44.7	44.8	40.4
Virgilio daily average single visitors (millions)	3.2	2.5	2.1
Fixed network infrastructure in Italy:
• access network in copper (millions of km—pair)	110.5	109.3	106.8
• access and carrier network in optical fiber (millions of km of fiber)	4.1	3.9	3.8
Fixed network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	134.4	144.3	156.8
• Domestic traffic	115.6	125.3	140.1
• International traffic	18.8	19.0	16.7

DOMESTIC MOBILE
Number of lines at year-end (thousands)	30,856	34,797	36,331
Of which Prepaid lines (thousands)(1)	24,398	28,660	30,834
Change in lines (%)	(11.3)	(4.2)	12.0
Churn rate(2)	30.1	23.6	16.4
Total outgoing traffic per month (millions of minutes)	2,982	3,054	2,766
Total outgoing and incoming traffic per month (millions of minutes)	4,260	4,316	4,052
Average monthly revenues per line(3)	20.0	20.0	22.2

(1)	Excludes “not-human” Subscriber Identity Modules (SIM).

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

At December 31, 2009 the Telecom Italia Group was one of the world’s largest fixed telecommunications operators with approximately 16.1 million physical accesses (consumer and business) in Italy, a decrease of 1.3 million compared to December 31, 2008. The Wholesale customer portfolio reached approximately 6.2 million accesses for telephone services at December 31, 2009, an increase of approximately 1.2 million compared to December 31, 2008. The overall access market was stable compared to December 2008.

Furthermore, the BroadBand portfolio in Italy reached 8.7 million accesses at December 31, 2009 (consisting of 7.0 million retail accesses and 1.7 million wholesale accesses), an increase of 0.6 million accesses compared to December 31, 2008.

In addition, the Telecom Italia Group had approximately 30.8 million mobile telephone lines at December 31, 2009 (34.8 million at December 31, 2008); the reduction compared to December 31, 2008 can be attributed to

Item 4. Information On The Telecom Italia Group	Business Units

greater selectivity in the sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines which reached about 20% of total lines compared to about 17% at December 31, 2008, as well as the termination of silent lines.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2009 that may have an economic impact on Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

The Italian telecommunications market, a little over ten years on from deregulation, is characterized today by strong competitive pressure both at the retail and the wholesale levels, which has led to a physiological impoverishment of the traditional components of service. In this context, the telecommunications operators (the Telcos) have responded with a strategy centered on the development of innovative services and applications (for example Mobile Broadband, IPTV/Web TV, ICT, Online advertising and Digital Home) to balance the effects of competition and the pressure on prices for traditional services.

The competitive situation for telecommunications, in Italy and at the global level, is further evolving under the effect of the development of convergence between the telecommunications, information technology, media and consumer electronics markets; this phenomenon is causing “lateral” competition, which extends competition into the converging markets and their reference operators, creating for the telecommunications operators opportunities for growth and at the same time competitive threats. Another important element in the evolution of the competitive scenario is that of the so-called “Over The Top” operators (for example, Google) characterized by their capacity to compete on many markets in a transversal and global manner.

In particular:

•

in Media, the scenario continues to be dominated by the vertically integrated players but with the Web having a growing importance as a complementary distribution platform and therefore with a possible role for the Telcos;

•

in Information Technology (where Italy has a level of investment relative to its GDP which is significantly lower than that of the United States or of other European countries), a strengthening of the Telco operators is expected also through partnerships and acquisitions;

•

in the Consumer Electronics market, the cell phones with greater functionality (such as the IPhone) distance the relationship between the customer and telecommunications operators, and other terminals, such as the games console, compete with the Telcos for the role of “net enabler” on the living room screen;

•

the “Over The Top” operators, represent the most significant threat to the Telco’s because of their capacity to diversify, their capacity for rapid scale, their disruptive business model (free for the customer and based on advertising) and their intensive use of their knowledge of the customer.

So far as converging markets are concerned, the current positioning of telecommunications operators evidences, to differing degrees according to their respective structural characteristics, a focus on infrastructure services in the IT market, a role as distributor of “premium” content with IPTV, a significant presence in online advertising and the development of web 2.0 Smartphone applications in the Consumer electronics/devices market.

Competition in Fixed Telecommunications

The fixed-line telecommunications market is characterized by strong competition between operators centered on their capacity to innovate service offerings through the introduction of voice/broadband packages (double play) and voice/broadband/IPTV packages (triple play). This evolution is possible due to the competitors’ shift from an essentially reseller approach (carrier selection/carrier pre-selection for voice services and Wholesale for ADSL) to an approach based on control of infrastructure (Local Loop Unbundling (LLU) and wholesale line rental). There is also an increasingly evident trend of fixed/mobile convergence: many fixed operators are today also MVNOs (Mobile Virtual Network Operators) and offer integrated fixed-mobile services.

Item 4. Information On The Telecom Italia Group	Business Units

In 2009, there has been a continuation of the migration of customers from fixed telephony to mobile telephony services and to alternative communications solutions (messaging, e-mail, chat etc.). For some years, for both private consumers and small and medium businesses there has been a progressive substitution of the mature traditional voice services with content and value-added services based on the Internet Protocol (IP), the spread of which is favored both by the use of Internet and by changes in customer preferences and by the penetration of broadband and the PC, as well as by the quality of the service.

The competitive scenario in the Italian market for fixed telecommunications is dominated both by Telecom Italia and by a number of operators with differentiated business models and with a focus on differing segments of the market:

•	Wind-Infostrada, an integrated fixed-mobile operator focused on the retail mass market segment;

•

Fastweb, an operator focused on the positioning as technological leader offering broadband double and triple play packages with high value-added to retail and corporate customers, also offering mobile telephony services as an MVNO with H3G;

•	Tiscali, an operator focused on broadband services with dual play packages “semplici e convenienti”, also has a mobile telephony offering as the MVNO “Tiscali Mobile” with Tim;

•	TeleTu (formerly Tele2, purchased by Vodafone), positioned as price leader with entry-level plans for voice and broadband;

•	Vodafone, focused on the 2Play package (Vodafone Station) and on fixed-mobile cross-selling activities;

•	BT Italia, focused on business customers and ICT packages, also offering mobile telephony services as an MVNO with Vodafone.

At the end of 2009, fixed accesses in Italy numbered approximately 22.6 million, substantially in line with 2008. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share of retail voice traffic volumes.

With respect to the Broadband market, at December 31, 2009, broadband fixed-line customers reached a total of approximately 12.3 million with an approximately 54% penetration of fixed accesses. In 2009, growth in fixed-line Broadband suffered a slight decline compared to the changes of the preceding years due to a generalized preference of operators to increase the penetration of flat-rate plans (dual/triple play) with greater value-added rather than to pursue a massive diffusion of free offers. Broadband penetration is driven by the increasing demand for speed and for activation of new “over IP” services (voice over IP, Content, Social Networking Services, Online Gaming, LAN points, IP Centrex, etc.).

Data transmission services which are the main component of the Top customers market and which are characterized by the re-designing and upgrading of internet accesses with high or very high data transmission capacities and by medium and large sized private data networks, have felt the effects of competition experiencing a contraction in average prices while operators’ market shares have remained substantial stable.

Competition in Mobile Telecommunications

For many years in Italy, the growth in mobile telecommunications substantially offset the decline in revenues from fixed telephony; however, the mobile market has become increasingly saturated and mature in its traditional component of voice services (at December 31, 2009, mobile lines in Italy numbered around 89.2 million, a decline of 3% from 2008 and with a penetration rate of approximately 148% of the population).

Alongside the progressive contraction of traditional voice and messaging services there is, however, significant growth in data and value-added services.

This is the situation of Mobile Broadband which has been in the last two years, and will increasingly be in the medium term future, the main strategic and commercial opportunity for the mobile telecommunications industry, able to offset the erosion in the traditional components of revenues such as voice and messaging. In 2009, in Italy, there was significant growth in mobile broadband customers which at the end of the year numbered approximately 11.3 million, with a penetration rate of 12.7% of mobile lines.

Item 4. Information On The Telecom Italia Group	Business Units

Alongside the established innovative services in their full growth phase, such as Mobile Broadband, there are various other market areas with significant medium term growth potential, for example: Mobile Advertising, Mobile Content (e.g. Social Networking), Mobile Payment and Location Based Services.

The development of the mobile telecommunications market depends therefore on a number of factors, in particular:

•	competitive and regulatory pressure on retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telephony products and services (for example, mobile broadband);

•	the success/attractiveness of these new technologies.

The competitive situation in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the following “infrastructured” operators which are focused on different segments of the market or have different strategies:

•	Vodafone, strategy/perception as an innovative operator, attentive to the customer and strongly focused on the youth cluster;

•	Wind, focus on cost conscious segment with a portfolio of simple plans with immediate benefits for the customer;

•	H3G, operator focused on advanced value-added services (VAS) with competitive pricing (for example micro browsing, mobile broadband and mobile content).

Telecom Italia’s market share of total mobile lines was 34.2%, down compared to December 31, 2008 (38%).

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through Tim Brasil group which offers primarily mobile telecommunications services using UMTS, GSM and TDMA technologies. The Tim Brasil group is composed of the following companies:

On December 30, 2009, Tim Participações finalized the acquisition of Intelig from JVCO Participações (a subsidiary of the Docas group). Intelig is the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. From an industrial standpoint, the acquisition is important because it will strengthen and complete the existing offering and optimize resources due to the synergies generated by the integration of the two networks. Intelig, in fact, possesses an important fiber optic network (about 15,000 kilometers) found in major Brazilian cities and has its own extensive carrier network (backbone).

Item 4. Information On The Telecom Italia Group	Business Units

On December 31, 2009, the merger by incorporation of Tim Nordeste S.A. in Tim Celular S.A. was concluded with a view towards the continuation of the process for the simplification of the corporate structure aimed at the rationalization of business activities.

❖	KEY FACTORS

The Tim Brasil group covers an area containing over 169 million of Brazil’s 191.5 million inhabitants. Mobile operating subsidiaries have approximately 41.1 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2009, its combined penetration reached approximately 90.2% of the Brazilian population and our combined market share totaled approximately 23.6%.

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

The table below sets forth, for the periods indicated, the number of lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2009	2008	2007
Number of lines at year-end (thousands)	41,102	36,402	31,254

❖	COMMERCIAL DEVELOPMENTS

In 2009, the Tim Brasil group relaunched its positioning and its sales strategy, which was directed to:

•

brand strategy and positioning: the company has designed a communication format centered on three pivotal points: network coverage and quality, attractive rate packages and improved handset portfolios;

•

prepaid segment: Tim Brasil improved the attractiveness of the “Infinity” plan, extending the ‘pay per call’ concept to long-distance calls and the community concept which counts more than 41 million customers in all the Brazilian states. The Infinity plan offers continuity to the growth of MOU (minutes of use) on a client base that represents more than 50% of the global prepaid base (17 million). Also with the aim of encouraging the use of the service, a prepaid refill incentive has been launched called “recarga imperdivel Tim”. In order to achieve greater penetration of TIM plans in the competitive environment of certain key markets, TIM launched some special packages under the Infinity plan such as in Rio de Janeiro where the price per minute has been reduced to 0.25 Brazilian reais until the end of 2016;

•

business segment: the advertising campaign was created to publicize “Tim Empresa Simples” (Tim Simple Business), a converging plan in which mobile, fixed and broadband services are included in a single invoice. In September 2009, ‘Liberty Empresas’ was launched following the use of the community concept, with a monthly charge that gives the right to unlimited traffic (‘on net’ local and long-distance calls) and national roaming at no additional charge;

•

Tim-Chip: beginning July 2009, the clientele was offered the possibility of buying a new cell phone at a higher price, receiving a discount on traffic. The strategy, which shifts the customer’s attention from the usual handset subsidy to services, offers the client more options and flexibility. In the fourth quarter of 2009, about 50% of new postpaid customers were acquired in this manner;

•

handset portfolio expansion with highly innovative features: products were launched such as ‘Samsung Galaxy’ (the first cell phone with ‘Android’— Google’s mobile software) and the IPhone 3G. Tim is the leader in IPhone sales in the Brazilian market;

•

Data segment: Tim Brasil continues with incentives to promote data traffic use by its customers. In the fourth quarter of 2009, the most attractive package of the Brazilian market was launched in which 100 MB of data costs 9.90 Brazilian reais. In December 2009, the ‘TIM Wi-Fi’ plan was launched for internet access in public hot spots based on various time frames: 24 hours, 7 days or unlimited access for a monthly subscriber fee of 23.90 Brazilian reais.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MARKETING AND DISTRIBUTION

Our services are marketed through the largest distribution network in Brazil with over 8,957 points of sale, of which approximately 60 are own stores. In addition, we have over 365,543 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel, as well as by authorized dealers. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are able to recharge their prepaid phones straight from their mobile handsets.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2009 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

On December 22, 2009, Anatel launched the public consultation (“CP-50”) aimed at establishing criteria and procedures for the introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market. The virtual mobile operator is authorized to offer mobile communications services without obtaining a license for the radio spectrum and using the platforms and/or infrastructures of an existing mobile operator.

The CP-50 proposes two models of virtual operator, in each case based on commercial agreements:

•	“Credentialed MVNO”: a service provider which contributes to value creation and distribution of the services of the original mobile operator.

•

“Authorized MVNO”: a telecommunications operator in the full sense (in terms of rights and obligations) which obtains authorization to provide services based on an agreement with an existing mobile operator for the shared use of infrastructure.

The public consultation process provided the submission to Anatel up until March 22, 2010 of any comments on the proposal, and the beginning of the project is expected by July 2010.

❖	OTHER RELEVANT INFORMATION

Acquisition of Intelig Telecomunicações Ltda

On April 16, 2009, agreements were sealed between the Tim Brasil group and the Docas group for the indirect acquisition of control of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission, through the merger by incorporation of the parent of Intelig (Holdco Participaçoes Ltda) in Tim Participações S.A..

On August 11, 2009, Tim Brasil received approval for the acquisition project from Anatel, with a deadline of 18 months so that identical licenses could be eliminated in some of their geographic areas.

On December 30, 2009, with the special general shareholders’ meeting, Tim Participações and the Docas group (the parent of JVCO Participações) finalized the acquisition process for 100% of Intelig shares.

As a consequence, Tim Participações issued 127.3 million new shares (43.4 million ordinary shares and 83.9 million preferred shares) allocated to JVCO Participações and as of December 31, 2009 fully consolidated Intelig into its consolidated financial statements.

4.2.3    MEDIA

In 2008, the Telecom Italia Media group changed its organizational structure to establish a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products available on

Item 4. Information On The Telecom Italia Group	Business Units

several distribution platforms (Free to Air, Web, satellite and Mobile), as well as the different editorial content and programming of La7 and MTV. It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies; consequently, beginning January 1, 2009, the manner of presenting the separate income statement results and financial position was revised so that three specific business segments have been identified as follows:

•	Telecom Italia Media S.p.A.: activities relating to La7 and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

•

MTV Group: activities relating to MTV broadcasting, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central satellite channels, MTV Mobile and multimedia (Web);

•	Network operator (TIMB—Telecom Italia Media Broadcasting): assets for the management of the Group’s analog and digital networks and hosting service on digital multiplexes.

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and, in May 2009, as part of the actions designed to regain profitability as set out in the Group’s Industrial Plan, sold a 60% stake in Telecom Media News which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

As of December 31, 2009, the Business Unit was organized as follows:

The table below sets forth, for the periods indicated, certain statistical data of the Media Business Unit:

	As of and for the years ended December 31,
	2009	2008	2007
Media
La 7 audience share Free to Air (analog mode) (average during the period, in %)	3.0	3.1	3.0

La 7 audience share Free to Air (analog mode) (average of the last month of the period, in %)	2.9	3.0	3.1

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2009 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.4    OLIVETTI

The Olivetti group mainly offers products and services relating to digital printing systems and ink-jet office products, specialized applications for the banking field and commerce and information systems managing forecast games, electronic voting and e-government. The group also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems (MEMS) and industrial applications) and is

Item 4. Information On The Telecom Italia Group	Business Units

also present in the field of document services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Starting from the second half of 2009, activities were undertaken to expand and diversify the offerings of the Information Technology sector by concentrating on the development of software solutions and applications services for businesses and public administrations and also qualifying devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

As of December 31, 2009, the Olivetti Business Unit was organized as follows (the main companies are indicated):

(*)	Liquidated on January 28, 2010.

4.2.5    INTERNATIONAL INVESTMENTS

❖	BBNed Group

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V..

BBNed offers a complete portfolio of high-quality, reliable DSL broadband services to Internet Service Providers, Applications Service Providers, retail business customers and other telecommunications companies in The Netherlands. BBNed provides wholesale broadband access to third parties via its proprietary unbundled DSL network. In 2007, in order to expand its business portfolio, BBNed entered the retail residential Broadband access market (ADSL and fiber) through the acquisition of the InterNlnet operator completed in July 2007. Furthermore, in August 2007, BBNed launched nationwide its retail Alice ADSL dual play offering, bringing Dutch customers connections with speeds up to 20 Mbit/s. As of 31 December 2009, there were 45 thousand Alice customers.

During 2009, the Dutch DSL market featured a steady recourse to promotions, with the development, albeit limited, of the penetration of fiber accesses.

Cable operators responded with aggressive sales policies also making the most of the introduction of EURODocsis 3.0 technology which allows greater connection speed compared to previous offers.

In this competitive scenario, BBNed maintained its positioning as an active operator in the different markets, retail and wholesale, and customer segments (the business segment with the BBeyond brand and the consumer segment with the Alice and InterNLnet brands), taking action on:

•	technological evolution of network infrastructures and rationalization of IT systems;

•	improving the margins of rate plans;

•	customer loyalty and retention activities; and

•	operating efficiency, rigid control over costs and the assessment of the return on investments.

❖	OTHER INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

•	TELECOM ARGENTINA GROUP

Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora hold a 13.97% stake in the Telecom Argentina group.

Item 4. Information On The Telecom Italia Group	Business Units

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At December 31, 2009, land lines in service (including installed public telephones) were about 4,364,000, a slight increase compared to December 31, 2008 (4,299,000).

With respect to BroadBand, accesses totaled approximately 1,214,000, growing about 18% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 16,257,000 customers at December 31, 2009 (of which, more than 11% in Paraguay), with an increase of more than 13% compared to year-end 2008 (14,375,000). The number of postpaid customers increased by 4% compared to the end of December 2008, and continues to account for about 28% of the total customer base. Migration of mobile customers from TDMA, which was still used by only a small number in Paraguay at December 31, 2008, to GSM technology was completed during the period and is now used by 100% of customers.

For details about the current status of legal and regulatory proceedings relating to Telecom Argentina please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein and “Item 8. Financial Information. 8.2 Legal Proceedings” which updated certain proceedings disclosed in the Consolidated Financial Statements.

•	ETECSA

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

In return for these services we received annual fees of 692,000 euros (for fixed line technical assistance) and 996,562 euros (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided equal to 1,385,000 euros. The level of the fees earned over the last two years is set forth in “Note—Related Party Transactions” of the Notes to our 2009 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services, expired at the end of 2009, has been renewed for the period 2010-2011 and the technical agreement with respect to wireless services will expired at the end of 2011.

As we own only 27% of ETECSA we account for its results under the equity method. For further details see “Note—Other Non-Current Assets” of the Notes to our 2009 Consolidated Financial Statements included elsewhere herein.

At December 31, 2009, the number of land lines in service (also including installed public telephones) was approximately 1,119,700, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,900 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at December 31, 2009, the number of Internet and data customers has reached 27,400 accesses, almost 6% higher than at year-end 2008 (25,800 accesses).

Item 4. Information On The Telecom Italia Group	Business Units

In the mobile business, the customer base exceeds 621,100 users at December 31, 2009, an increase of more than 87% compared to December 31, 2008 (331,700 units). The number of customers with postpaid contracts constitutes almost 95% of customers base and is equal to 589,600 (303,600 at December 31, 2008). The performance for the year benefits from the considerable reduction in activation charges which occurred on December 11, 2008 and May 18, 2009.

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

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic” and “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The E.U. regulatory framework

Business undertaken by Telecom Italia in the European Union is subject to the EU framework on telecommunications regulation which includes directives, regulations, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which directives may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable on EU member states. Recommendations, on the other hand, are not legally binding although politically important.

The European Commission began opening the telecommunications market to competition with the adoption of directives in the late 1980s and early 1990s. These liberalization measures culminated in Italy, as well as in all the main member States of the EU, with the opening of competition in 1998 of public voice telephony and public network infrastructure.

The 1998 framework was reviewed when growing convergence between telecoms, broadcasting and information technology meant the rules had to be adapted. A new EU Regulatory Framework was adopted in 2002, covering all forms of fixed and wireless telecoms, data transmission and broadcasting and made up of a package of legal instruments, the most relevant of which are five Directives concerning the following topics: the common regulatory framework; access and interconnection; the authorization regime; the universal service and users’ rights; privacy and data protection.

A Recommendation adopted in February 2003, on relevant product and service markets susceptible to ex ante regulation, complemented the set of legal instruments relevant for the scope of the electronic communications market regulation. In December 2007, the European Commission amended this first Recommendation on relevant markets, reducing the previous 18 markets susceptible of ex-ante regulation to the following seven. In particular: at Retail level: access at a fixed location (market 1); at Wholesale level: call origination at a fixed location (market 2); call termination at a fixed location (market 3): wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale BroadBand access (market 5); wholesale terminating segments of leased lines (market 6); voice call termination on mobile networks (market 7).

The EU regulatory framework requires that market analyses be carried out by the National Regulatory Authorities (NRAs, in Italy AGCom) before regulation is imposed and that appropriate obligations are imposed on individual operators determined as having significant market power (SMP) according to specific EU guidelines. A company is deemed to have SMP if, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers. One of the criteria adopted to identify SMP, according to the EU Guidelines, is the operator’s market share exceeding 50%.

The market analyses carried out by NRAs are subject to the scrutiny of the EU Commission which, to a certain extent, can challenge the NRAs findings, having a “veto power” about market definition and identification of SMP operators but not about the choice of remedies.

The EU legal framework has been recently updated. In November 2007, the Commission adopted review proposals of the five directives defining the regulatory principles for the sector (i.e. the Framework, Access, Authorisation, Universal Service and E-Privacy directives), with the aim to define the new European regulatory framework for the upcoming years.

New EU telecoms rules have officially become EU law following their publication in the Official Journal of the European Union of December 18, 2009. The Reform Package is composed of the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorization” directives) and the “Citizens’ Rights Directive” (Directive 2009/136/EC amending the “Universal Service” and “E-Privacy” directives and the Regulation 2006/2004 on Consumer Protection Cooperation) that will need to be transposed into national laws of the 27 EU Member States by May, 25 2011 and by the Regulation—which is directly applicable—establishing the new European Telecoms Authority called “Body of European Regulators for Electronic Communications (BEREC)”.

Item 4. Information On The Telecom Italia Group	Regulation

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector is as follows:

•

Law 36 of February 22, 2001, regarding protection from exposure to electric, magnetic and electromagnetic fields and Prime Ministerial Decree of July 8, 2003, which established “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated at frequencies between 100 kHz and 300 GHz”;

•

the “Electronic Communications Code” (“ECC”), Legislative Decree 259 of August 1, 2003, which incorporated into national law the EU directives of the “99 Review” with regard to electronic communications networks and services (the EU directives on “Access”, “Authorization”, “Framework” and “Universal Service”);

•	“Data Protection Code” (Legislative Decree No. 196/2003), modified by Law 166 of November 20, 2009;

•

the “Consolidation Act on Radio-Television” (Legislative Decree 177 of July 31, 2005) which contains the principles for convergence between radio-television and other sectors of interpersonal communications;

•	Legislative Decree 206 of September 6, 2005 (“Consumer Code”);

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

•

Legislative Decree 109 of May 30, 2008, for the incorporation into national law of the EU Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC;

•	Law 69 of June 18, 2009, containing in Article 1 “BroadBand” measures for the administrative simplification of the procedures for the installation and development of optical fiber networks.

Furthermore, the ECC confirmed the responsibilities attributed under previous legislation to the Ministry of Communications and AGCom:

•

the Ministry is responsible for State functions and services in respect of postal services, telecommunications, multimedia networks, informatics, telematics, radio and television broadcasts and innovative technologies applied to the communications sector. The functions of the Ministry of Communications and its resources have been transferred to the Ministry of Economic Development since May 2008 (Decree Law 85 May 16, 2008);

•

AGCom, established by Law 249 of July 31, 1997, is an independent regulatory authority and guarantor. It must report on its operations to Parliament, which established its powers, defined its by-0laws and elected its members. AGCom has the dual responsibility of ensuring that there is fair competition among the operators on the market and protecting consumers.

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

Telecom Italia Undertakings

In July 2008, Telecom Italia proposed to AGCom certain undertakings relating to its access network (“Undertakings”) that would integrate and strengthen the existing obligations of non-discrimination between Telecom Italia Retail and other operators in the provision of wholesale access network services imposed on Telecom Italia by AGCom since 2002.

With the Decision n. 718/08/CONS AGCom approved Telecom Italia Undertakings which are divided into fourteen main groups.

Item 4. Information On The Telecom Italia Group	Regulation

Overall, the Undertakings pursue four main goals:

•

to offer additional guarantees of equal treatment between Telecom’s commercial functions and other electronic communications operators that purchase wholesale access services from Telecom Italia (“Operators”);

•	to provide benefits to Operators and final users, through the qualitative development and improvement of the fixed access network and of related services;

•	to make the evolution of Telecom Italia’s fixed access network more transparent for the Operators;

•	to ensure the maintaining of competitive conditions in the migration towards new generation networks.

Following the AGCom approval of the Undertakings, a number of sanction proceedings imposed on Telecom Italia were suspended and should be closed when the actual fulfillment of the Undertakings is assessed.

At the beginning of 2008 Telecom Italia created the Open Access department, a separate business unit focusing its activities on the Undertakings’ implementation. In order to ensure internal-external equal treatment its adopted actions have focused on three main areas of intervention:

•	technical-organizational: solutions for the improvement of internal processes for delivery and assurance of SMP services have been adopted;

•	cultural-behavioral: a Code of Conduct has been defined and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment;

•	economic-regulatory: the drafting of service contracts and transfer charge for the implementation of the economical treatment equality is underway.

The Undertakings implementation, their complexity and their impact on the stakeholders system, has required the creation of a governance system where each body has a specific role.

In particular, the following bodies have been created: an independent body (the Supervisory Board) and the Undertakings’ Monitoring Group for the monitoring of the working progress (Office of Telecommunications Adjudicator Italia—“OTA Italia”), whose mission is to prevent and resolve disputes between operators and the Next Generation Network Committee submitting proposed solutions on technical, organizational and economic issues for the transition to NGN networks.

As planned, Telecom Italia has fully implemented, as of March 31, 2010, technical Undertakings concerning the new delivery process for SMP services, additional procedures for the management of co-location services, new procedures for the management of wholesale users and a performance monitoring system for SMP services.

Positive judgment on the implementation by Telecom Italia of the Undertakings to date has been expressed by the Supervisory Broad in its first Annual Report.

Market analysis

During 2006 and 2007, AGCom concluded the first round of analyses of the markets of the electronic communications sector, as identified by the EC 2003 Recommendation, and designated Telecom Italia as SMP in the mobile voice call termination market and in all fixed markets. As result of these findings AGCom introduced regulatory measures depending on the specific market failure identified: access to network, carrier selection and pre-selection, transparency and non discrimination, including publication of Reference Offer, information for end users, advance notification to AGCom of new tariffs or change of existing ones, price control including cost orientation, price/network cap and price tests, cost accounting and accounting separation.

Since December 2007, AGCom has opened various proceedings to carry out the second round of relevant markets analyses to determine whether to maintain, amend or withdraw the obligations on Telecom Italia in force. Also, markets, not included in the revised Recommendation, with remedies in place, have been re-assessed in order to justify either the withdrawal or the keeping of regulation. Therefore AGCom reviewed more than 7 markets in its second round market analyses. During 2008, AGCom concluded the market analyses of the wholesale mobile

Item 4. Information On The Telecom Italia Group	Regulation

markets (call termination, and access and call origination, while, as to international roaming the EU Regulation is applied and AGCom has not reviewed this market). The market analyses proceedings, for the fixed markets, suspended until the AGCom approval of Telecom Italia’s Undertakings, are almost completed and they should be concluded by 2010.

The major developments in 2009 regarding markets in the electronic communications sector are described below.

•	Retail—fixed markets

As a result of the first round of fixed retail market analysis concluded in 2006, AGCom imposed on Telecom Italia as SMP operator, regulatory obligations, including a Price Cap mechanism and price control.

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

At the end of 2009, AGCom concluded the second round analyses of the international calls market and of the minimum set leased lines market and issued decisions to deregulate both such retail markets withdrawing all ex ante obligations for Telecom Italia from 2010.

During 2009, AGCom also concluded the second round analyses of the retail and wholesale access markets, where it found lack of competition and designated Telecom Italia as SMP. In December 2009, the AGCom issued decision 731/09/CONS setting out the remedies to be imposed on Telecom Italia, including the Telecom Italia Undertakings.

As to the retail access market, the AGCom reduced regulatory constraints removing, from 2010, the price cap mechanism used for controlling residential and business subscriber monthly fees, which are now subject only to a price test (currently under review) to ensure replicability by an efficient OLO. At the same time, AGCom maintained the obligation to notify prices and conditions 30 days in advance of the commercial launch (instead of the previous 60 days), but a clause of “tacit consent” at the end of the notice period has been introduced. As for bundling services, the previous prohibition has been withdrawn as a consequence of the diffusion of the Telecom Italia’s WLR offer.

AGCom carried over Telecom Italia’s obligation to provide WLR service, only in the areas where disaggregated access services are not offered, with a price calculated according to the Network Cap method, for the period 2010-2012, based on a BU-LRIC model, instead of the previous retail-minus regime.

With reference to the retail national calls markets, with Decision 95/10/CONS, of March 25, 2010, published in the Official Journal of April 9, 2010, AGCom has launched a public consultation on the analysis of the local, national and fixed-mobile telephony services markets for residential and business subscribers. The draft decision under consultation—notified also to the EU Commission—provides for the withdrawal of the regulatory obligations imposed on Telecom Italia in the previous round of market analysis (such as price cap). The removal of some of the obligations currently in force will be effective after six months from the publication of the final decision (transitory period). AGCom proposes also to introduce ex-post replicability tests to assess the Telecom Italia’s offers. The methodologies to implement the replicability tests are under review within a specific proceeding and a public consultation on that issue closed in mid February 2010 (Decision 667/09/CONS).

Beginning February 1, 2009, Telecom Italia raised the monthly subscriber charge for its residential clients from 12.14 euro to 13.40 euro. This increase was authorized by AGCom with Decision 719/08/CONS published in the Official Journal of January, 7, 2009.

Item 4. Information On The Telecom Italia Group	Regulation

Following AGCom’s approval of the increase in the residential subscriber charge, the price of the WLR subscriber charge of the POTS line was also increased on February 1, 2009 from 10.68 euro/month to 11.79 euro/month (excluding VAT).

•	Wholesale fixed markets

The first round of market analyses for fixed wholesale markets was concluded in 2006. In particular, the markets were as follows: Call origination (market 8); Call termination (market 9); Transit services (market 10, removed from the revised 2007 Recommendation); Unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing BroadBand and voice services (market 11); BroadBand access (market 12); Terminating segments of leased lines (market 13); Trunk segments of leased lines (market 14 removed from the revised Recommendation).

As a result, AGCom imposed on Telecom Italia, as SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale BroadBand access market).

The network cap mechanism has been applied to calculate the prices of wholesale call origination, termination and transit services and of unbundled network-access services (i.e. Local Loop Unbundling—“LLU”—and Shared Access). This mechanism has also applied to circuits, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance circuit segments.

With reference to the Unbundled access, in March 2009 AGCom approved the price for LLU services for the year 2009 on the basis of cost orientation, as the network cap expired at the end of 2007, starting from January 1, 2009. The 2009 LLU Reference Offer increases the monthly fee to 8.49 Euro/month with an increase of 0.85 Euro/month compared to 2008.

With reference to BroadBand access, in November 2009 AGCom approved the 2009 Reference Offer for bitstream services with a price decrease—as of January 1, 2009—of the ADSL access fee (from 8.5 euro/month for the year 2008 to 8.0 euro/month for the year 2009), of the backhaul bandwidth fee (average of 9% for ATM and 44% for Ethernet) and of una tantum contributions. The prices of the symmetric accesses for the year 2009 remained unchanged in respect to the year 2008.

Following the conclusion of the second round of market analyses of the wholesale Access market, in December 2009, with the Decision 731/09/CONS, AGCom confirmed the current regulatory system relative to the wholesale access obligations to the copper infrastructure (unbundling and bitstream), whereas, with regard to the determination of prices, it reintroduced for the period 2010-2012 a network cap mechanism, based on a BU-LRIC model, currently under consultation with the Decision 121/10/CONS (see below). Furthermore, AGCom introduced some obligations for the access to NGN infrastructures and, in particular, introduced the access obligation to ducts and dark fiber at “fair and reasonable” prices under AGCom supervision and the bitstream access on FTTX (implementation conditions to be defined after the publication of the EC Recommendation on NGN and Guidelines by the NGN Italian Committee). Measures related to the next generation network should be adopted in 2010.

On April 27, 2010, with the Decision 121/10/CONS, AGCom launched a public consultation on the definition of a new cost model for the determination of the tariffs to be applied for the period May 1, 2010—December, 31 2012 to the following wholesale services: unbundling, bitstream and WLR and on the calculation of the Weighted Average Cost of Capital (WACC) value for the same period. The proposed values have been derived from the new BU-LRIC cost model and, in particular, for ULL service, the AGCom has proposed the following monthly fees: 8.70 euro/month as of May 1, 2010; 9.26 euro/month as of January 1, 2011; 9.67 euro/month as of January 1, 2012. Those values, under consultation, are however subject to the final verification by AGCom of the compliance of two conditions: the quality improvement of Telecom Italia’s copper network and the upgrading of the access network in the prospect of new generation networks. As far as the WACC to be applied to the Telecom Italia wholesale fixed line services, the proposed value is 9.36%.

With respect to migration between operators, AGCom has revised fixed-line customer migration rules, substantially reducing migration times (which should not take more than ten working days, as of November 2009, to be further reduced to five days as of March 2010, in particular with reference to the so called “Phase 2” of the process where the donating operator verifies the recipient’s migration request). Moreover, in cases of unrequested migration, the user will have the right to re-establish, free of charge, the previous configuration

Item 4. Information On The Telecom Italia Group	Regulation

within five working days. Finally, in order to prevent activation of services not requested by retail customers, fixed-line operators must introduce by March 1, 2010 an individual security code. The code must be provided to the customer when the client signs the contract for the access service.

With reference to call termination, in May 2008, AGCom adopted a Decision setting a new cost accounting model and a gradual drop from 2007 to 2010 of the termination rates for alternative network operators which should lead to symmetric termination rates with Telecom Italia by July 2010 (at the maximum level of €0.057, for SGT). In July 2008, AGCom designated additional network operators as having SMP in the wholesale market for fixed call termination, imposing on the bigger infrastructure-based alternative operators access and non discrimination and price control obligations.

With respect to Telecom Italia, wholesale tariffs for call origination, termination and transit, the network cap mechanism, imposed following the first round of market analyses on Telecom Italia, expired at the end of 2009. AGCom has concluded the second round market analyses for all those markets and in particular for origination and termination services in the fixed network with Decision 179/10/CONS of April 28, 2010, has introduced a BU-LRIC model, as required by the Commission Recommendation, for the definition of termination prices for the year 2012. In the same Decision, AGCom has also provided the new wholesale tariffs for the year 2010, and for the year 2011 the prices will be defined at an efficient cost level on the basis of 2007 cost accounting data. All the prices provided for call origination are equal to the ones for call termination. AGCom also confirmed its previous decision no. 251/08/CONS to impose symmetric call termination rates between Telecom Italia and infrastructured alternative operators, as of July 1, 2010, at Telecom Italia’s SGT price level.

With respect to transit services, with Decision 180/10/CONS of April 28, 2010, AGCom has identified the two following markets: 1. Local conveyance and Transit market (it includes the single transit service involving only one switch and the transit service between two or more switches located in the same telephone district and the transit services provided jointly with the originating or terminating service) and 2. National conveyance and Transit market (it includes transit services between two ore more switches located in different telephone districts, also when provided jointly with the originating or terminating service). While a withdrawal of the existing obligations has been provided for the national conveyance and transit service market, for the local conveyance and transit market AGCom has maintained the regulation.

With reference to the wholesale markets for trunk segments of leased lines and for terminating segments of leased lines, AGCom, with Decision 2/10/CONS of January 2010, found the market for trunk services competitive and decided to remove all the ex ante obligations. As to the terminating services market, AGCom defined the following two separate markets: A) Circuits provided between a Telecom Italia node and end user’s premises; B) Circuits provided between a Telecom Italia node and a mobile operator’s base station and decided to deregulate such market B, removing existing ex ante obligations from December 31, 2010. AGCom decided instead to maintain SMP regulation for Telecom Italia in the wholesale market for terminating segments of leased lines between a Telecom Italia node and the end user’s premises (market A) keeping in place regulation under a network cap for the years 2010-2012. The starting values are the prices of Telecom Italia Reference Offers for the year 2009, approved by AGCom (published on February 11, 2010).

•	Mobile markets

AGCom has concluded the second round of analyses of the mobile markets.

With reference to the wholesale market for access and call origination on mobile networks, AGCom confirmed, in February 2009, that the analyzed market does not warrant ex ante regulation.

With reference to the wholesale market for voice call termination on mobile networks, AGCom adopted a Decision (n. 667/08/CONS) in November 2008, which provides a four year gradual decline of tariffs setting the Maximum Termination Rate (MTR) for each SMP Mobile Network Operator and will eliminate the current asymmetry with the third entrant in 2011 (5.3 €cent/min) and with the last entrant in 2012 (4.5 €cent/min). In the same Decision, AGCom also stated that it would develop, in 2009, and submit to public consultation a new cost model for MTRs, taking into account the EU Recommendation on the regulation of termination rates (approved in May 2009). After the new cost model is ready, AGCom could revise, with a new market analyses, the MTRs set by the above mentioned decision. It is currently provided that such changes would not be retroactive. Procedure for a BU-LRIC model development for MTR has been launched and should end in early 2011.

Item 4. Information On The Telecom Italia Group	Regulation

As of July 1, 2009, Telecom Italia reduced its termination rates in compliance with the above mentioned Decision which set, for the first year of the glide path, a termination charge of 7,70 eurocents/min. for Telecom Italia and Vodafone, 8,70 eurocents/min. for the third player Wind and 11,0 eurocents/min. for the latest entrant H3G.

As a result of the change in the mobile termination prices, Telecom Italia gave customers, from July 1, 2009, a reduction in the cost of calls from a land line telephone to all mobile telephone operators, diversified according to the corresponding reductions in the mobile termination prices.

International roaming

The EC Regulation on international roaming, approved by the European Parliament and the Council in June 2007, introduced, for roaming calls within the EU (extended to European Economic Area countries), for a three year period, the following measures:

•	an average wholesale price cap for outgoing calls;

•	a price cap for maximum retail prices for outgoing and incoming calls (“Euro-tariff”).

In June 2009, the EU Parliament and Council adopted a new Regulation (n. 544/2009) modifying the previous one. It provides for further progressive reduction of prices for voice call (retail and wholesale) and sets maximum prices also for SMS (at retail and wholesale level) and data (at wholesale level), to be applied within the 27 Member States as of July 2009. The new Regulation has also provided for stricter transparency obligations on data (retail) such as the introduction of a cut off limit, from March 2010, in order to prevent the “bill shock”. By March 1, 2010, customers need to make a deliberate choice in order to benefit from a cut-off limit (opt-in phase, implemented by Telecom Italia as of March 1, 2010). From July 2010, customers will have the cut-off limit by default.

The new rules will apply until the summer 2012. The EU Commission will review the regulation by June 2011.

Mobile messaging and data services

AGCom and the Competition Authority concluded, in May 2009, a joint investigation on SMS, MMS and mobile data without providing any regulatory intervention but inviting the operators to set retail and wholesale prices consistently with the maximum prices set by the EU roaming Regulation and pointing out the need for more transparency. Following the investigations by the Authorities and by the Government, mobile operators committed to voluntarily agree to a retail price cap for SMS at the level of the International roaming EU Regulation (13,0 €cent/SMS, VAT included). In particular, Telecom Italia has offered to its customer base, since early 2010, a new tariff plan with SMS prices in line with international roaming and a voice per second billing without call set up.

In the Official Journal of March 2, 2010, Decision 696/09/CONS has been published launching a Public consultation on a draft decision concerning the harmonization measures with the principles of the EU Regulation on International Roaming and the consumers’ protection. AGCom, taking note of the commitments offered by operators as to the SMS tariffs, proposes a draft decision aimed at extending the measures introduced by the EU Roaming Regulation also at national level, with particular reference to the cut-off safeguard thresholds.

Mobile Number Portability and Pre-paid residual credit

In November 2009, the measure introduced by AGCom with Decision 78/08/CIR published in December 2008, become effective which sets the new rules for Mobile Number Portability (MNP). AGCom cancelled the inter-operator charge, simplified the procedures and reduced the inter-operator time for porting the number from five to three working days. AGCom’s decision also forbids customers from cancelling MNP orders. In August 2009, the obligation of allowing the transfer of residual credit in case of mobile number portability became effective.

Spectrum issues

In October 2008, AGCom issued a Decision dealing with the procedure for the re-assignment and extension of the use of 900 MHz (the so-called refarming, i.e. the possibility that the 900 and 1800 MHz frequency band can be re-organized and re-used for the development of 3G mobile systems—3G/IMT 2000-UMTS—or of other possible

Item 4. Information On The Telecom Italia Group	Regulation

technologies, equivalent and compatible according to the relevant applicable regulation) and the re-assignment of the 3 blocks of 2x5 MHz in the 2100 MHz band, returned to the Ministry by an UMTS operator who never entered the market (IPSE 2000). In particular:

•

900 MHz frequency band.    The existing GSM operators can obtain the assignment of a whole number of adjacent nationwide blocks of 5 MHz up to a maximum of 25 MHz for the 900 MHz and 1800 MHz band, with no more than 10 in the 900 MHz band.

•

In February 2009, the Ministry approved the plan submitted by Telecom Italia, Vodafone and Wind for the re-assignment of the 900 MHz band. The plan foresees two phases. The first phase which ended on November 2009, related to the re-organization of the 900 MHz band. The second phase to run between September 2011 and December 2013 will concern the release of one 5 MHz block to be assigned to the 3G only mobile operators. This block should be used for 3G technologies with the introduction of roaming obligations.

After the approval, in July 2009, of the EC directive—repealing the GSM Directive of 1987- published in the EU Official Journal on October 16, 2009, the authorization for refarming will be granted by the Ministry, following AGCom’s advice, to the existing GSM operators, on request, if they are ready to activate an UMTS carrier in the GSM 900 MHz band on a part of the national territory including at least 20% of the population.

•

2100 MHz frequency band.    In June 2009, 3 blocks of 2x5 MHz were assigned, through a competitive selection procedure, for the offer of 3G services. Telecom Italia, Vodafone and Wind presented offers for 1 block each starting from the minimum value. Therefore there was no auction and the 3 blocks were assigned to the aforementioned operators. In particular, Telecom Italia paid 88,782,000.00 euros, Vodafone 90,210,000.00 euros and Wind 88,781,500.00 euros. The right of use has been granted to Telecom Italia by the Ministry for Economic Development on September 8, 2009.

New numbering plan

In July 2008, AGCom issued a Decision concerning the review of the national numbering plan for telecommunication sector. Main modifications concern new rules of network internal services numbering, introducing specific blocks for premium services mainly related to SMS/MMS data services, the introduction of new premium services numbering and of clearer numbering-premium services categories association, the revision of price thresholds of premium services and the updating of nomadic voice communication services, fixed-mobile convergent services and mobile virtual network operators numbering. In addition, the pan-European new social services numbering (i.e. 116XYZ codes) has been introduced.

With Decision 2/10/CIR, published on March 8, 2010, AGCom launched a public consultation (concluded on April 7, 2010) on its proposal to amend the National Numbering Plan. The most important issue concerns the possibility to assign rights of use of numbers to mobile virtual operators.

Measures on the transparency of telephone bills, selective call blocking and user safeguards

Between 2007 and 2008, with different Decisions, AGCom introduced new rules for the protection of users. In particular:

•

two new free services for blocking outgoing calls to several groups of risky numbers (a permanent disconnection service and a self-administered disconnection service using a PIN). In addition from October 1, 2008, operators have been obliged to make, automatically, the permanent disconnection of all client lines who had not expressly opted for a different alternative;

•	a second ad hoc bill, provided on request, for charges relating to calls made to numbers offering premium rate services or, in alternative, an exposure in invoice of a specific box;

•

information on the economic conditions linked to services customers sign up for and on specific administrative aspects governed by contractual conditions (procedures for the suspension of a line in the event of delayed payment, the management of claims, etc.);

•	a free service, available on request, which alerts customers if they exceed a pre-determined expenditure threshold.

Item 4. Information On The Telecom Italia Group	Regulation

Quality of services of Internet access at fixed location

In November 2008, AGCom issued a Decision stating that operators have to provide information about the service level of Internet access services at fixed location:

•

the operators must declare the minimum speed of their BroadBand connection services and other information about the characteristics. The subscribers can rescind their contract if the speed of their BroadBand connection is less than the speed declared;

•

since February 2010, operators must make statistical measures at regional level (for example speed data transmission; rate of failure in data transmission; rate of packet loss). They will start the measures in four regions (Toscana, Veneto, Puglia and Sicilia) and then progressively the measures will be extended to other regions.

The Decision also introduces a super-parties agency that will verify the operator’s measures. Furthermore the agency will introduce a tool with which customers can measure the quality of their BroadBand connection.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location and, taking account of specific national conditions, offered at a reasonable price. To date Telecom Italia is the only operator charged with the obligation of providing the Universal Service throughout Italy.

The net cost of providing the Universal Service is calculated as the difference between the company’s net cost when it is subject to the obligations of providing the Universal Service and the net cost of the same operation if the obligation did not exist. It is AGCom’s responsibility to verify the net cost. A fund set up by the Ministry of Communications is used to finance the net cost. Companies in the sector contribute to it, including Telecom Italia.

In March 2008, AGCom published a decision introducing a new method of calculation. Retroactive since 2004, it affects credits related to the Universal Service net cost of the years 2004, 2005 and 2006 which has been consequently re-calculated and submitted to AGCom under the new terms. Telecom Italia has communicated universal service net cost for the years 2007, 2008 and 2009.

Public Telephony

In the Official Journal of April 2, 2010, Decision 31/10/CONS was published confirming that distribution criteria on the national territory of public telephones is no longer consistent with current social needs, AGCom removed any “quantitative” obligations for Telecom Italia. As a result, Telecom Italia after a communication to AGCom, local Administrations and interested citizens, will be authorized to remove up to 30,000 public telephones per year.

Accounting separation and fixed network cost accounting

Operators having SMP are required to have an accounting system showing their costs in a transparent manner. Such operators must provide the AGCom annually with both descriptions and reporting of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks and providers of fixed public voice telephony services, mobile telecommunications services and leased line services with SMP must keep a separate accounting system distinguishing between the activities related to the building and operation of public telecommunications network, the activities related to the provision of telecommunication services, the interconnection offering and the universal service provision.

The “rules” on Regulatory Accounting have been updated according to EC Recommendation of September 2005 on “Cost Accounting and Accounting Separation”, under the regulatory framework for electronic communications in order to comply with the “new” sector regulation, organized by “relevant markets”.

Item 4. Information On The Telecom Italia Group	Regulation

During 2009, the independent auditor appointed by AGCom to review Telecom Italia’s accounting separation of the fixed network services for the years 2005, 2006 and 2007, completed its audit and delivered the requested audit reports to the NRA. Telecom Italia has also produced and delivered to AGCom the Regulatory accounts for the year 2008.

Reports of the Auditor were published by AGCom on January 2010; shortly after, according to the law, the audited regulatory accounting reports and the methodology for the years 2005-2007 were also published on the Telecom Italia website.

Regulatory accounting for the year ending December 2009, according to the law, will be prepared and delivered to the National Regulatory Authority after the Company’s annual reports approved in the Shareholders’ meeting.

Accounting separation and mobile network cost accounting

In the context of the procedure of second round analyses of the “market for the termination of voice calls on individual mobile networks”, AGCom required SMP operators to produce economic and quantitative data related to regulatory accounting methodologies for the setting of new Network Cap values.

During the year 2009, in compliance with Decision 3/06/CONS (for the years 2006 and 2007) and with Decision 667/08/CONS (for the year 2008) and in order to provide evidence of the costs underlying mobile termination services:

•	accounts at historical costs for the year 2006 were delivered in January 2009;

•	accounts at current costs for the year 2006 were delivered in March 2009;

•	accounts at historical costs for the year 2007 were delivered in June 2009;

•	accounts at current costs for the year 2007 were delivered in June 2009;

•	accounts at historical costs for the year 2008 were delivered in July 2009;

•	accounts at current costs for the year 2008 were delivered in July 2009.

In relation to auditing activities by the independent auditor appointed by AGCom:

•	the Regulatory Accounts of the mobile network for the year 2006 at historical costs and current costs have been reviewed and concluded;

•	the Regulatory Accounts of the mobile network for the year 2007 at historical costs and current costs have been reviewed and concluded.

In November AGCom (with the support of Europe Economics) ended the implementation of Long Run Incremental Costs in order to check the value of the glide path fixed by Decision 667/08/CONS. Consultation of LRIC Model has not yet begun.

AGCom fee for 2009

In November 2008, AGCom issued the Decision on the payment of the fee for the year 2009, (1.45‰ of 2007 revenues of the communications sector, to be paid by April 30, 2009). Telecom Italia paid an amount of 20,617,391.15 euros.

AGCom Decision n. 722/09/CONS on the payment of the fee for the year 2010, setting the calculation methodology (1.5‰ of the 2008 revenues of the communications sector, to be paid by April 30, 2010) was published in the Official Journal of February 9, 2010.

Broadband and digital divide

Law 69 of June 18, 2009, has introduced economic and legal measures to promote the expansion of broadband. In particular, the law provides for:

•	a series of exceptions and corrections to the existing legislation to remove some legal obstacles and operationally facilitate the building of networks;

•

a provision of up to 800 million euros (with 85% earmarked for the south of Italy) to complete a program for infrastructure work that the Government should deem necessary to technologically update the electronic communications network. Up to now the resolution by CIPE, that should have established the actual distribution of the fund and the relative amount has not been issued.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.2    PRIVACY AND DATA PROTECTION

Telecom Italia must comply with Italy’s data protection code (Legislative Decree No. 196/2003), which came into force on January 1, 2004.

The code is divided into three parts: 1) general data protection principles; 2) additional measures that apply to organizations in certain areas, including telecommunications; 3) sanctions and remedies.

The code applies to all processing within Italy and also affects organizations not based in Italy that use equipment located in Italy, such as computer-based systems.

According to the code, personal data shall be processed lawfully and fairly, kept accurate and up to date and must not be excessive or kept for longer than necessary. Therefore, information systems shall be configured by minimizing the use of personal data.

The data subject (any natural or legal person that is the subject of the personal data) shall receive a preliminary information on data processing purposes and modalities. Consent of the data subject is necessary to process personal data, except for specific cases (i.e. obligations imposed by law or by a contract with the data subject). Furthermore, the data subject has the right to access his/her personal data and to obtain information on the purposes and methods of the processing.

Italy’s Privacy Provisions Related to Specific Processing Operations of the Telecommunications Sector

The above mentioned code has implemented the provisions contained in the E-Communications Privacy Directive of the European Union.

As for data retention, communications service providers (CSPs) are permitted to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and telematic traffic data for the purpose of detecting and preventing crime. In the course of 2008, data retention terms were significantly reduced by Legislative Decree n. 109/2008. At present, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for telematic traffic; 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with the general provision issued by the Italian Privacy Authority (Garante) on January 17, 2008 (as amended on July 24, 2008), which requires TLC operators to adopt strict security measures.

Customer profiling in the electronic communications sector is regulated by a provision adopted by the Italian Privacy Authority on June 25, 2009. CSPs must obtain the consent of the data subject for profiling based on identifiable data, while a prior checking of the Italian Privacy Authority is necessary to process aggregated data without data subject’s consent.

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is subject to Italian competition law.

Law 287 of October 10, 1990 (“Provisions for protecting competition and the market”) created Italy’s Autorità Garante della Concorrenza e del Mercato, or Antitrust Authority.

The Antitrust Authority is responsible for:

•	applying Law 287 of 1990 and supervising the following matters: a) restrictive agreements; b) abuses of a dominant position; and c) concentrations of enterprises;

•	applying, whenever the necessary conditions exist, the corresponding European Law (Articles 81 and 82 of the EC Treaty);

•	applying the standards of Legislative Decree 206 of 2005 with regard to unfair commercial practices;

•	monitoring conflicts of interest in the case of people holding government posts.

Item 4. Information On The Telecom Italia Group	Regulation

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

On January 1, 2002, the Brazilian telecoms market was liberalized and any operator can enter the market, although, it needs authorization from ANATEL to operate.

Four main players operate in the mobile market (Claro; Vivo; Oi; Tim Brasil) and compete nationwide. Third generation services deployment started in 2008.

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

In August 2009, ANATEL gave its approval for the acquisition of the fixed line operator Intelig, which operates as a National and International Long Distance operator in Brazil and provide local fixed service in a number of regions in Brazil. According to the regulations, Tim Brasil and Intelig are obliged to solve the overlapping of the fixed service authorizations within 18 months from the acquisition, keeping only one authorization for class of service.

For details please also see “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”.

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

Significant Market Power (SMP) and instruments for cost orientation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing the obligation of presenting the Account Separation and Allocation Document (“DSAC”) by the license holders and Groups holding significant market power in offering fixed and/or mobile network interconnection and wholesale leased lines (“EILD”). Starting from 2006, operators are delivering the requested information to ANATEL.

The application of Cost Oriented interconnection charges are expected in 2010.

Item 4. Information On The Telecom Italia Group	Regulation

Main regulatory developments in 2009

The Brazilian Government announced the intention to launch a National Broad Band Plan in 2010, to reach the total of 90 million BroadBand accesses in 2014 (30 million fixed accesses; 60 million wireless accesses).

ANATEL consulted stakeholders (October 2009) on the hypothesis to assign 140MHz in the 2.5GHz band to wireless and mobile BroadBand services. The 2.5MHz band is currently assigned to MMDS TV services.

ANATEL approved (November 2009) the decision on the methodology to calculate the weighted average cost of capital (WACC) of the Brazilian telephone sector that should be applied with the introduction of Cost Oriented interconnection charges.

ANATEL launched (December 2009) a public consultation on the introduction of mobile virtual operators in Brazil. The consultation ended March 2010.

ANATEL launched a public consultation (December 2009) on the draft text of the bid to assign a new portion of spectrum in the 2.1GHz band (3G services). The consultation ended in February 2010. The bid is expected for the second half of 2010.

Main regulatory developments in the first quarter 2010

ANATEL consulted stakeholders (February 2010) on an amendment to the rules regulating Mobile Operators Network Remuneration. According to the proposal, operators with a market share below 20% in each of the three regions in which Brazil is divided for mobile licensing purposes, should not be considered as Significant Market Power Operators in the wholesale market of mobile interconnection (according the current rule, each mobile operator is considered as a Significant Market Power Operator in its own business area). If approved, this amendment may open the way to an asymmetric regulation of the mobile interconnection rates.

4.3.5    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Consolidated Act on Broadcasting (Legislative Decree 177, July 31, 2005) and Legislative Decree 44, March 15, 2010.

Broadcasting activity in Italy is mainly regulated by the Consolidated Act on Broadcasting (Legislative Decree 177, July 31, 2005), recently amended by the Legislative Decree 44, March 15, 2010, implementing the Audio Visual Media Services (AVMS) Directive, which entered into force on March 30, 2010.

The new Decree 44 introduces changes to the audiovisual legislation in the areas of advertising and product placement, promotion of European works, short extracts rights, protection of minors, and extends regulation to non linear audiovisual services.

AGCom (the Regulatory Authority) will implement the new rules through regulation, including adjustment of authorisation titles already released to the new rules.

As regards advertising on linear services (tv channels) the rules on ads positioning have been liberalised, providing more freedom in the way advertising is inserted in tv schedules.

As regards the time limits for advertising, the Decree has substantially confirmed the hourly and daily limits for free to air tv channels, while it has reduced hourly limits for pay-tv channels which will have to gradually reduce advertising from 18% in a given hour applying in 2009 to 12% in 2012.

The Decree also allows for Product Placement, in line with the rules set by the Directive AVMS, which limit this opportunity to movies, fiction and sports programmes. The implementation rules will be set through self-regulation.

Protection of minors has been reinforced, in particular as regards pay-tv services and on demand services. All audiovisual media service providers will have to adopt a “Classification System” of contents directed at protecting minors.

Item 4. Information On The Telecom Italia Group	Regulation

The rules on promotion of European works have also been renewed and this will imply a new regulatory framework on transmission and investment quotas. Telecom Italia Media will be able, as in the previous regulatory framework, to apply for an exemption, in particular as regards quotas on programmes for minors and on Italian recent movies.

The Decree also amends the rule on secondary rights for independent producers, which will therefore be the object of new regulation and self-regulation. Telecom Italia Media positively evaluates this change as it will lessen the burden in terms of obligations towards independent producers.

Finally, in line with the Directive AVMS, the Decree extends regulation to non linear audiovisual services. An audiovisual media service provider is identified as the one having the editorial responsibility of the contents provided in the catalogue. A general authorisation is needed. AGCom will issue regulation on this matter by June 30, 2010.

As regards digital terrestrial television, Decree 44 entrusts AGCom to issue a plan for the implementation of a Logical Channel Numbering (LCN) for the digital terrestrial platform. So far, in the process of the transition from analogue to digital terrestrial tv and specifically in the areas where switch off has taken place, the absence of a LCN system has caused uncertainties for broadcasters due to conflicts on channel numbers. Therefore this is a critical issue for TIMedia channels, La7 and Mtv, which are positioned on number 7 and 8 respectively, as approval of a plan by the Authority will prevent problems in the next switch off areas (in the second half of 2010, 23 million people will be involved in the transition to digital tv).

Switch-off calendar

The complete switch-off of analogue tv and conversion will take place by December 31, 2012. In 2009, complete Switch Off has taken place in the following Italian Regions: Sardegna, West Piemonte, Valle d’Aosta, Trentino Alto Adige, Lazio and Campania. Switch off is planned in the second half of 2010 in Lombardia, East Piemonte, Emilia Romagna, Veneto, Friuli Venezia Giulia, Liguria, involving 23 million people and will result in 70% of the Italian population being digital.

Digitalisation of broadcasting networks and frequencies

In response to the EU infringement procedure 2005/5086 against Italy, the Government approved in June 2008, Law No. 101, which abolishes the special licensing regime for digital terrestrial network operators and introduces the authorization regime in line with the Code of Electronic Communications and the UE Directives.

As a consequence, the licenses granted have been converted to general authorizations lasting 20 years.

The European Commission has positively evaluated the changes introduced with law 101/08, but has asked that more spectrum resources should be assigned to new entrants (digital dividend). In response to these further requests, AGCom has established (Decision 181/09/CONS) the criteria for the complete digital conversion of the television terrestrial networks. At present the digital dividend consists of 5 DVB-T Networks to be assigned in two different tenders, one consisting of 3 Networks/Muxes and the other of 2 Networks/Muxes. AGCom has opened a consultation, yet to be concluded, on the criteria to be adopted in the two tenders for the assignment of the digital dividend. The consultation document presented a number of issues on which Telecom Italia Media has asked for changes. AGCom is also in the process of approving the National Plan of Assignment of the Frequencies (“PNAF”) necessary for the assignment of frequencies in the digital switch off areas as well as for the digital dividend tender. Telecom Italia Media Broadcasting (“TIMB”), the network operator of the Telecom Italia Media group, has been assigned 4 Muxes in Sardinia, the first switch off area. In the other switch off Regions, however, TIMB was assigned only 3 Muxes, in contrast with the rule setting a “one-to one” conversion principle (1 analogue network = 1 digital Network). The Telecom Italia Media group has appealed against this decision in order to safeguard its interests.

European Commission Market Test on Sky Italia commitments

In 2003 the European Commission approved the acquisition of Telepiù by NewsCo, thus allowing for a single operator on satellite pay tv services, but imposed a number of undertakings in order to ensure that the pay tv market remained open.

Item 4. Information On The Telecom Italia Group	Regulation

One of these undertakings consisted in preventing Sky Italia from entering the digital terrestrial market both as network operator and as pay tv service provider.

Newscorp has recently asked the European Commission to remove the undertaking which prevents Sky Italia from becoming a digital terrestrial network operator so as to allow it to participate in the digital dividend beauty contest. The European Commission has issued a market test in order to receive evaluations from all stakeholders. The decision is yet to be released.

Such decision could change the market dynamics and the existing regulatory framework.

Market 18 (co-location services)

RAI and Mediaset, identified as holding a joint dominance in the analogue broadcasting market, have published a Reference Offer for co-location services of transmitters on analogue sites, as established by the AGCom Decision of April 2008, on “market 18”. The Reference Offers could establish a benchmark for co-location prices for digital sites.

AGCom has launched, but yet not concluded, a new market analyses in March 2009, directed at deciding whether to eliminate, maintain or modify the above mentioned obligations.

Sports rights and emerging platforms

With Decision 665/09/CONS, the Authority has identified IPTV, DVBH, GSM, GPRS and UMTS as emerging platforms within the scope of the commercialisation of sports rights. Legislation in this area foresees special favour rules to access rights for emerging platforms.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

4.4    GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System).    Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System).    Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

Access charge.    Amount charged per minute by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line).    A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can receive Mbps and transmit over 832 Kbps in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Analog.    A transmission which is not digital, e.g., the representation of voice, video or other not in digital form.

ASTN (Automatically Switched Transport Network).    Emerging architectural standard for switched intelligent optical network for the management of the automatic signaling and routing of connection, auto-discovery and meshed optical network protection.

ATM (Asynchronous Transfer Mode).    A BroadBand switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

Backbone.    Portion of telecommunication network with the highest traffic intensity and from which the connections for services in the local areas depart.

Backhauling.    Infrastructure network connecting sites that host the equipment for user access (xDSL or other systems, also Wireless / Mobile). It can be realized in various ways depending on the band, topology and distance.

Bitstream.    Wholesale BroadBand access service which consists of supplying an access to XDSL Telecom Italia network and transmission capacity to the network of another OLO.

BroadBand services.    Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; BroadBand videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast.    Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSC (Base Station Controller).    Interface with the MSC switching exchange. Has the task of supervising and controlling radio resources, both during the phase when a call is being set up and during the maintenance phase.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

BSS (Business Support System).    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

BTS (Base Transceiver Station).    Radio base station which sends the GSM radio signal via the antenna to cover an area (cell) and coordinates one or more radio transceivers (TRX).

Bundle.    Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator under the same brand. Bundle Dual Play offer includes fixed telecommunication services and BroadBand internet; bundle Triple Play offer is the “bundle dual play” integrated with IPTV; bundle Quadruple Play offer is the “bundle triple play” integrated with mobile telecommunication services.

Carrier.    Company that makes available the physical telecommunication network.

CATV (Cable television).    Cable or fiber-based distribution of TV programs.

CDMA (Code Division Multiple Access).    A digital wireless technology used in radio communication for transmission between a mobile phone and a radio base station. CDMA was developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

Cell.    Geographical portion of the territory illuminated by a BTS: 900MHz / 1800MHz.

Cellular.    A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel.    The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Client server.    Software program that is used to contact and obtain data from a Server software program on another computer. Each Client program is designed to work with one or more specific kinds of Server programs, and each Server requires a specific kind of Client. This configuration model is opposed to a Peer-to-Peer configuration, where the contact is performed on the same level.

Closed User Group.    A group of telecommunications users that share a longstanding economic interest. This definition has arisen in a regulatory context; it permits the partial liberalization of some telecommunications services.

CPS (Carrier Pre-selection).    Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

D-AMPS (Digital-Advanced Mobile Phone Service).    It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone service in the United States.

DCS 1800 (Digital Communication System).    A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital.    A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital divide.    The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among others: gaps in ownership of or regular access to a computer, internet access—today primarily BroadBand, and related skills.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

Digital Home.    Fruition of a fully/partially automated house. Generally the term refers to the presence of a home network of Consumer Electronics equipment, personal computer and mobile devices that cooperate transparently, delivering simple, seamless interoperability that enhances and enriches user experiences in Internet access, multimedia, home tasks automation.

Digital Terrestrial TV.    Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSL Network (Digital Subscriber Line Network).    A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM (Digital Subscriber Line Access Multiplexer).    The DSLAM denotes telecommunications equipment able to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB—H (Digital Video Broadcasting—Handheld).    DVB—H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

DWDM (Dense Wavelength Division Multiplexing).    This is a technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

EDGE (Enhanced Data for GSM Evolution).    This is a powerful technology that increases the data transmission rate of the GPRS standard from rates of 30-40 kbit/s to more than 100 kbit/s and even up to 200 kbit/s with optimal radio conditions.

Exchange.    See Switch.

Flat rate.    The rate applied by providers to users surfing the web. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the Net.

Frame Relay.    A data transmission service using fast protocols based on direct use of transmission lines.

FTT HOME, FTT CURB, FTT (Fiber to the …).    It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fibre to the Curb) the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fibre to the Home), the fiber connection terminates inside the customer premises.

Gateway.    A connection between the LANs and WANs of one or more suppliers. Can also mean the access nodes to international networks of various kinds.

GGSN (Gateway GPRS Support Node).    Junction connecting an external packed network or GPRS system of a different mobile network.

GRX (GPRS Roaming eXchange for Mobile Operators).    The GRX service allows Mobile Operators to interconnect GPRS networks around the world and offer global GPRS roaming coverage.

GSM (Global System for Mobile Communication).    A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

GSM TIM Card.    A prepaid, rechargeable card which permits the TIM mobile customer to make outgoing calls up to the limit of the card and receive an unlimited number of calls.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

HDSL (High-bit-rate Digital Subscriber Line).    Technology for business customers which allows the provision of local loop circuits at higher speeds and lower cost than through conventional means.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed—Universal Mobile Telecommunications System).    UMTS evolution allows BroadBand connections up to 3.6 Mbps.

HLR (Home Location Register).    Database where are recorded the customer data.

Kvar (kilovolt–amperes reactive).    Reactive energy: measurement system, expressed in kilovolt, of power losses in an AC electrical system.

ICT (Information and communication(s) technology).    Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers).    An organization of engineers, scientists and students involved in electrical, electronics and related fields. IEEE also functions as a publishing house and standards body.

IMSS/MSEM (Italtel Multi Service Solution/Multi Service Element Manager).    It’s a proprietary platform for the management of the whole network. Refer to a software switch that is compatible with many protocol type for IP communication and network interworking as SIP, H323, MGCP and H248. The supplier is ITALTEL.

Interactive.    Allowing the user to change some aspect of the program.

Internet.    The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

Internet Protocol TV or IPTV.    The service provides the distribution of television channels over Internet connections using the IP protocol. More than just duplicating a distribution means, IPTV enables interactive services so that the viewer can interact with the show as it is broadcast.

IP (Internet Protocol).    A set of communications protocols for exchanging data over the Internet.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching).    A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television).    A system that utilises the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a BroadBand Internet connection.

ISDN (Integrated Services Digital Network).    A system in which several services (e.g., speech and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider).    A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union).    The worldwide policy, spectrum regulation and standardization body in telecommunication operating under the auspices of the United Nations.

LAN (Local Area Network).    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Local Loop.    Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

MGCP (Media Gateway Control Protocol).    An Internet Engineering Task Force (IETF) signaling protocol proposal allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

MEMS (Micro-Electro-Mechanical Systems).    MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

MGW (Media GateWay).    Junction for the connections which carry user traffic.

MMS (Mobile Multimedia Services).    Represent an evolution of the SMS and the EMS service using various mono-medial elements (text, design, photos, video-clips and audio), which are synchronized and combined allowing them to be packed together and sent to GSM-GPRS platforms.

Modem (Modulator/Demodulator).    A device that modulates digital data to allow their transmission on analog channels, generally consisting of telephone lines.

MPLS (Multi Protocol Label Switching).    A packet switching protocol to optimize network behaviors of mapping Layer3 end-to-end data flow to Layer2 traffic between adjacent network nodes.

MS SPRING.    A form of traffic protection mechanism for the equipment.

MSC (Mobile Switching Center).    Executes functions such as controlling calls, switching traffic, taxation, controlling network interfaces and acts as an interface with other networks.

MSP.    The name of a general purpose programmable switch made by Redcom Laboratories.

Multimedia.    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network.    An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fibre optic or metallic cable or point to point radio connections.

NGAN (New Generation Access Network).    New generation network access that can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGNs (Non-Geographic Numbers).    The non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

NGN2 (Next Generation Network).    New generation network created by Telecom Italia to meet the demands of corporates, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customisation levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

NNI Agreements (Network Node Interface Agreements).    Contractual agreements for the interface between two public network pieces of equipment (“NNI”).

Node.    Topological network junction, commonly a switching center or station.

Node B (counterpart of BTS in GSM).    This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal which creates the coverage of the cell (typically 3 for Node B). It also performs functions which are strictly associated with managing the radio connection.

OLOs (Other Licensed Operators).    Companies other than the incumbent operator which operate telecommunications systems in a national market.

Online advertising.    Form of promotion that uses the Internet and World Wide Web for the purpose of delivering marketing messages to customers. Examples of online advertising include contextual ads on search engine results pages, banner ads, rich media ads, social network advertising, online classified advertising, advertising networks and e-mail marketing.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

ONP (Open Network Provision).    Principles and conditions laid down by the EU for access to and usage of public telecommunications networks and services. A network architecture that permits telecommunications services to be offered on facilities of public operators and for equipment to be connected to such networks.

Optical fiber.    Thin glass, silica or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System).    Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Outsourcing.    Hiring outsiders to perform various telecommunications services, which may include planning, construction, or hosting of a network or specific equipment belonging to a company, and, ultimately, the management of entire telecommunications systems. Value-added applications may also be provided in various sectors.

Packet-Switched Services.    Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

Pay-Per-View or PPV.    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV.    Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

PCS.    Personal communications services.

PDA (Personal Digital Assistant).    A handheld computer with a memory size up to several megabytes and a touch-sensitive screen, often using a stylus to input data. The PDA is mainly used for calendar, address book and memoranda functions, but can incorporate advanced office or multimedia functions such as voice calls, messaging, video, mp3 player, etc.

Penetration.    The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform.    The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

POP (Point Of Presence).    Internet provider locations for network connection, often through dial-up phone lines. When a Pop is within a specific local area, users can connect to the Internet by dialing a local phone number.

POTS (Plain Old Telephone Service).    Refers to the basic telephony service (homes use) supplying standard, single-line telephones, fixed-line services and access to public voice telephony network. In contrast, telephone services based on digital communications lines, such as ISDN, are not POTS. The main distinctions between POTS and non-POTS services are speed and bandwidth. POTS is generally restricted to about 52 Kbps.

PSTN (Public Switched Telephone Network).    The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

RNC (Radio Network Controller—counterpart of BSC in GSM).    Supervises and controls radio resources, both during the phase of setting up the call, and during the maintenance phase (for example, handover between different cells). Furthermore, it handles connectivity from and towards: Node B, MSC*, and other RNC.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

Roaming.    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RTG.    Is the network of the world’s public circuit-switched telephone networks in much the same way that the Internet is the network of the world’s public IP-based packet-switched networks.

SDH Standard (Synchronous Digital Hierarchy).    The European standard for high-speed digital transmission.

SDSL (Symmetrical Digital Subscriber Line).    Also known as HDSL.

Service Exposure.    The opening of selected proprietary telecommunication networks and IT capabilities to third parties.

Service Provider.    The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SGT (Transit exchange interconnection level for telephone traffic).    Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic).    Local Exchange for telephone traffic carriage, routing and transmission.

Shared Access.    Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

SME.    The small- and medium-size enterprise market which consists of businesses having between 3 and 50 employees.

SMS (Short Message Service).    Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SNCP.    A form of traffic protection mechanism for the equipment.

SOHO.    The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

SPP (Service Provider Portability).    Allows an end user to retain the same directory number after changing from one service provider to another.

Switch.    These are used to set up and route telephone calls either to the number called or to the next switch among the path. They may also record information for billing and control purposes.

Synchronous.    Type of data transmission in which there is permanent synchronization between the transmitter and the receiver.

TACS (Total Access Communication System).    An analog cellular network using the 900 MHz band based on a European standard also used in the UK, Ireland, Austria and Spain. Features include handover and available add-on services include answering, call notification, call transfer, differentiation of business and private calls, authorization code for outgoing international calls and itemized billing.

TDMA (Time Division Multiple Access).    A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

TRX.    Radio transceivers located in BTS.

ULL (Unbundling Local Loop).    System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System).    Third-generation mobile communication standard. It’s constituted by a BroadBand system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel trough the Net.

UMTS Cell.    Geographical portion of the territory illuminated by a Node B.

UMTS Channels.    These enable all the customers of the cell to access both the CS (Circuit Switched) services and the PS (Packet Switched) services of UMTS technology.

Unbundling.    A process which allows telephone carriers (other than Telecom Italia) to lease the last part of the telephone loop, that is to say, the copper wire-cable, connecting Telecom Italia central station to the user’s home, disconnecting the user from Telecom terminals and connecting him/her to the telephone carrier’s terminals.

Universal service.    The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services).    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct BroadBand analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very-high—data—rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

VOD (Video On Demand).    TV-programme supply on user’s request, with payment of a fee for each purchased programme (a movie, a soccer match, etc). Broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP).    Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

VPN (Virtual Private Network).    A network designed for a business or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

WAN (Wide Area Network).    A private network that covers a wide geographic area using public telecommunications services.

WAP (Wireless Application Protocol).    A technology which allows access to the Internet using mobile sets, even without the use of a computer.

WI-FI.    A service for wireless Internet connection and high speed access.

WLL (Wireless Local Loop).    The means of configuring a local loop without the use of wiring.

Wi—Max (Worldwide Interoperability for Microwave Access).    The Wi—MAX—is a technology that allows wireless access to BroadBand telecommunications networks. It is defined by the Wi—MAX Forum, a global

Item 4. Information On The Telecom Italia Group	Glossary Of Selected Telecommunications Terms

consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (WHOLESALE LINE RENTAL).    The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line).    It is a technology that makes use of standard telephone lines and it includes different categories including: ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2009 and 2008, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2009				As of December 31, 2008
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	125	—	125	0.8	123	—	123	0.8
Civil and industrial buildings	511	1,246	1,757	11.8	493	1,302	1,795	11.5
Plant and equipment	11,462	—	11,462	76.9	12,037	37	12,074	77.1
Manufacturing and distribution equipment	31	—	31	0.2	38	—	38	0.2
Ships	26	—	26	0.2	33	—	33	0.2
Aircraft	—	—	—	—	—	3	3	—
Other	618	7	625	4.2	857	16	873	5.6
Construction in progress and advance payments	833	43	876	5.9	671	52	723	4.6

Total	13,606	1,296	14,902	100.0	14,252	1,410	15,662	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2009, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

On December 31, 2009, Tim Brasil group owned approximately 110,225 square meters and leased approximately 1,302,607 square meters of real property, all of which were available for installation of our equipment. Tim Brasil group also leases approximately 127,039 square meters and owns approximately 107,981 square meters of office space.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network and the Brazilian mobile network. See “—4.4 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

General.    Our domestic fixed network consists of 33 gateway areas (each gateway area has two interconnection points enabling information to be exchanged between the fixed and mobile networks) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. The long-distance fixed network (Arianna SDH and Phoenix) routes 4,413 VC4. The fixed long distance network also includes 82 optical channels 2.5 Gbps point to point and 412 optical channels 10 Gbps point to point (also called lambdas from the greek letter l used for wavelength in physics). The fixed copper network includes 110.5 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At December 31, 2009, the domestic fixed network consisted of the following:

Exchange areas	approximately 10,400
Switching areas	628 Urban Group Stages (SGU)
Gateway areas	33
Copper network	110.5 million kilometers-pair
Fiber optic access/carrier network	4.1 million kilometers-line
Long Distance VC4	4,413
Long Distance Lambda	82 2.5 Gbps, 412 10 Gbps
BroadBand/ADSL network	8,671 local switching areas covered
IPTV (Internet Protocol TV)	1,437 local switching areas covered
POP main data networks	32

SDH and ATM.    Our Synchronous Digital Hierarchy (“SDH”) transmission systems are operating on fiber optics from 155 Mbit/sec up to 10 Gbit/sec. Work on the development of the national network (Long distance) that, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2009. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections.

In November 2002, Telecom Italia introduced a new generation of Optical Digital Cross Connect (“ODXC”) on the domestic fixed transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone. In 2009, Telecom Italia did not add any ODXC nodes but increased the capacity of existing links and nodes. The evolution of the transport network towards a completely optical network will increase the operating capacity for all types of traffic, from voice to Internet.

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

OPB (Optical Packet Backbone).    In 2009 we continued to implement the introduction in the network of Terarouter equipment, deployed in some of the most important PoPs of the network. At the end of 2009 OPB Network had Terarouter nodes in the following seventeen PoPs: two “Centro Stella” PoPs in Rome, two “Centro Stella” in Milan (Inner Core PoPs) and the OPB PoPs located in Naples, Turin, Florence, Palermo, Bari, Bologna, Brescia, Padua, Catania, Nola, Venice, Pisa and Ancona (Outer Core PoPs).

The OPB network is used to transport:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic related to IPTV services.

OPM (Optical Packet Metro).    At the end of 2009 OPM consists of 30 metro-regional networks to collect traffic to and from residential customers through DSLAM IP to supply the IPTV and ADSL2+ services. The OPM network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) transport, aggregation as well as direct connection (Node B over optical fiber).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway and Genius services on GBE optical access). At the end of 2009, services with GBE optical access covered 36 towns in Italy.

Network quality and productivity.    Following the completion of the porting of all the OSS systems on OPEN platforms in 2006, we completed in 2007 the integration of the supervision systems of the fixed and mobile networks and of the platforms for service creation. This allowed us a 15% saving on activities previously performed by the separate systems.

BroadBand/ADSL network.    Telecom Italia’s BroadBand network can offer hi-tech telecommunications services and multimedia applications. This objective is being reached through the gradual installation of fiber optic cables. In 2009, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 6,925 towns (compared to 6,676 at the end of 2008). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2009, 8,671 local switching areas were covered by ADSL technology, (compared to 8,363 at the end of 2008).

NGN FTTx.    In 2009 Telecom Italia continued to deploy a new generation access network, based on fiber optical cables and GPON (Gigabit capable Passive Optical Network) technology. First deployments have been done using FTTB (Fiber To The Building) architecture and new generation cabinets, equipped with VDSL2 cards. During 2009, further 3,500 buildings have been passed in the central area of Milan. Fiber optical deployment interested 10 central areas, where Telecom Italia laid new optical cables or acquired the right of use (IRU approach) for 15 years on fiber optics from Metroweb (a utility that already owns a widespread optical access network in Milan).

Fiber optic cables.    At December 31, 2009, approximately 4.1 million kilometers of fiber optic cables have been installed for access and transport, of which approximately 1.2 million kilometers are installed in the long-distance network. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video. To make these services more widely available, Telecom Italia is evaluating the introduction of fiber optics to the access network.

VoIP (Voice over IP) Services.    The complete digitalization of the network—both the backbone and the metropolitan network—is proceeding towards the distribution network (with ADSL), thus favoring the introduction of VoIP and other associated services. These services are available to business customers and residential customers who sign up for ADSL. VoIP is regarded as an additional service, whose value, for the customer, is expressed in having access to a greater number of lines, numbers and terminals. Furthermore, by exploiting extra functions, such as the “presence” and “communities” typical of always-on connection systems, it is possible to have additional revenues. At the same time, the value added perceived by customers contributes to the expansion of BroadBand and, consequently, increases the benefits resulting from complete digitalization.

IPTV (Internet Protocol TV).    “Quadruple play” is regarded as having significant value since customers find themselves immersed in an environment that can be exploited on several levels and able to supply a vast range of services. IPTV is an important part of this evolution. In 2006 the first commercial service was launched, involving 836 exchange areas and 258 towns. In 2009 the commercial service with access to IPTV technology has been expanded to 1,437 exchange areas (compared to 1,119 at the end of 2008). IPTV is considered a key component in providing customers with access to information in any form, anywhere, through fixed and mobile infrastructures as the situation demands.

Domestic Mobile Network

The domestic mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (including video).

As of December 31, 2009, the Telecom Italia GSM/EDGE network consists of 14,634 radio base stations (compared to 14,301 at December 31, 2008, an increase of 2.3%) and 750,520 radio channels (a decrease of 0.5% compared to 754,632 at the end of 2008). The network also includes 456 Base Station Controllers (“BSC”) (a decrease of 2 units compared to December 31, 2008).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

During 2009 planning and implementation of the UMTS network continued, so that coverage was extended to all the regional capitals, in accordance with the obligations laid down in the 3G license, as well as other areas throughout Italy. The Telecom Italia UMTS network consists of 12,255 radio base stations (compared to 11,256 at December 31, 2008, an increase of 9%) and 1,779,600 radio channels (an increase of 5.7% compared to 1,683,440 at the end of 2008).

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

At the end of 2009 all UMTS stations are able to perform HSDPA phase 1 and phase 2.

Also operating on the network are 98 Radio Network Controllers (“RNC”) (an increase of 7 units as compared to the end of 2008).

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

At December 31, 2009, the GSM network includes: 26 MSC exchanges, 10 transit exchanges and 9 gateways.

At December 31, 2009, the GSM/UMTS network includes: 61 MSC servers, 82 MGWs, 48 Home Location Registers (“HLRs”), 20 Gateway GPRS Support Nodes (“GGSNs”) and 48 Serving GPRS Support Nodes (“SGSN”).

International Fixed Network

Telecom Italia Sparkle manages international wholesale services (Voice, Data and IP) and retail services for multinational customers by means of an international network including:

•	a fully integrated proprietary cross border backbone operating mainly in Europe and in the United States;

•	bilateral connections.

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

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic and Slovakia. The overall length of the entire backbone is 55,000 km.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

The backbone is a multiservice integrated network (Voice, Data, IP) based on DWDM (Dense Wavelength Division Multiplexing) and SDH (Synchronous Digital Hierarchy) transport techniques and on the Softswitch and IP/MPLS (Internet Protocol/Multi Protocol Label Switching) switching techniques. With respect to switching technologies, the network is equipped with class 4 softswitches and IP routers. The DWDM and SDH transmission technologies are based on 10 Gbit/s lambdas with traffic protection mechanisms such as MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), MSP (Multi Section Protection) and “meshed” network.

•

LAN (Latin American Nautilus).    High-capacity backbone based on fiber optic ring networks, terrestrial and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring, which has automatic optical traffic protection and a capacity up to 320 Gbit/s, connects the main cities of South America to Central and North America.

•

MED (Mediterranean Nautilus).    Submarine ring network, with a highly reliable configuration, a total length of 7,000 km and a capacity up to 3.84 Tbit/s connecting the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

The services supplied include telephone, IP and managed bandwidth in Europe and in the U.S.A., and managed bandwidth and IP in the Mediterranean and in South America. The platform for services to Multinational Corporate Clients (“MNC”) is integrated with the crossborder network.

In 2009 the Pan European Backbone was upgraded in order to keep up with the IP/Data traffic growth. New metro rings have been deployed in London and Frankfurt while capacity has been increased on the Paris and Amsterdam city rings towards the main telehouses. As for the IP backbone, the trunks among main POPs have been upgraded and new Terabit Routers have been deployed in London and Milan. New IP POPs have also been added to the backbone in Catania, Bucharest and Istanbul while the Telecom Italia Sparkle North America subsidiary expanded the trunks connecting Dallas, Los Angeles, Chicago and Palo Alto POPs.

In order to increase connectivity towards Africa, the Mediterranean and the Middle and Far East countries, upgrades of the SAT-3, SEA-ME-WE3 and SEA-ME-WE4 submarine cables have been implemented. The connectivity among main cable stations and the POPs of the Pan-European cross-border backbone has been expanded as well.

In 2009 the VoIP (Voice over IP) capabilities have been expanded with a new softswitch and additional SBC (Session Border Controller) equipments to cope with traffic increase. Upgrades and new capabilities have also been deployed on the platform handling pre-paid traffic.

Actions to complete the services portfolio for mobile operators have included the introduction of Roaming Hub and Roaming Recharge.

As for the service portfolio for multinational customers, network upgrades have been implemented in the London, Brussels, Milan, Newark, Frankfurt and Paris POPs.

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

As of December 31, 2009, we had 95 mobile switches and 10,775 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

Item 4A. Unresolved Staff Comments

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating And Financial Review And Prospects	Restatement Due To Errors

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

5.1    RESTATEMENT DUE TO ERRORS

On February 24, 2010, we announced that we were postponing the approval of our financial statements due to the issuance of the Rome court Order relating to Telecom Italia Sparkle, which consisted of over 1,600 pages collected as evidence over four years using powers and authority only available to the Prosecutor (the “Order”). The ongoing criminal investigation involving Telecom Italia Sparkle and the Order which was served on Telecom Italia Sparkle on February 23, 2010 alleges that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of profits from criminal activities, and registering assets under false names.

As part of the proceedings, the Rome Judge issued a seizure order for 298 million euros, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation. In addition to the amounts seized, Telecom Italia Sparkle, as detailed in Note “Contingent liabilities, other information, commitments and guarantees” in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, provided guarantees for 195 million euros, of which 72 million euros corresponds to the potential seizure of profits generated by the sales transactions noted above, and 123 million euros corresponds to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (298 million euros), and the highest amount Telecom Italia Sparkle could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the possible settlement procedures with the Italian Tax Authorities.

The sales transactions effected in the financial years 2005, 2006 and 2007, related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and were conducted with a number of small telecommunications carriers resident in the European Union (EU).

Internal investigation—2007

In November 2006, the Rome Judge that issued the Order interviewed a number of Telecom Italia Sparkle officials, directors and employees in connection with the Prosecutor’s investigation of a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Soon after Telecom Italia became aware of the judicial investigation, in January 2007 Telecom Italia Sparkle, at the request of Telecom Italia, launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, in June 2007, commercial relations with the above-mentioned parties were terminated. As part of the investigation, and with the assistance of independent tax consultants, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. The full extent of the alleged VAT fraud was not detected at the time, and, as a result, the conclusion of the investigation was that deduction of VAT on these purchases was appropriate.

Events subsequent to receipt of Order

Analyses and information acquired since the Order have provided additional facts for assessment of the events under investigation and the analysis undertaken in the past, adding information which has become available through investigations undertaken by the Rome Prosecutors. Subsequent to the issue of the Order, independent legal and accounting advisors were appointed to conduct a documentary investigation for the period 2005 and 2009 in order to discover whether events of the kind alleged by the Order took place. Voice traffic data and relative costs and revenues were analyzed for the years 2005-2009 with particular focus on Telecom Italia Sparkle. Documentary analysis, covering this same period, was also conducted on traffic contracts (numbering around 500), for voice traffic in particular, with mainly established industry participants, other than major telecommunications companies and the Telecom Italia Group companies. The contracts were subject to comparative analysis (against contractual practice with other operators) and the biggest contracts were individually analyzed.

Item 5. Operating And Financial Review And Prospects	Restatement Due To Errors

The contracts at the centre of the ongoing criminal proceedings were excluded from the documentary investigation in order to avoid interfering with the Rome Prosecutor’s inquiries.

The analysis did not cover correspondence, e-mails or other written communications nor were company employees interviewed, though the advisors did consult with management for the exclusive purpose of clarifying aspects of their investigation and findings. This was due in part to restrictions imposed by the ongoing criminal investigation, as well as due to restrictions imposed by labour and privacy laws, although such restriction did not impact the sufficiency of the investigation.

As regards voice traffic and related costs and revenues, the analysis focused mainly on situations that presented similar features to those alleged by the Prosecutor, including:

(i)	high unit value traffic flows;

(ii)	traffic received from foreign counterparts and delivered to counterparts in Italy;

(iii)	high concentration traffic;

(iv)	traffic destined for countries with favorable tax regimes (destination and counterparts); and

(v)	payments made in countries other than the country of domicile of the contractual counterparts, as well as to counterparts resident in countries with a risk of money laundering.

The main findings which arose from the documentary investigation were the following:

•	with respect to the larger contracts in terms of costs and revenues, the investigation did not find any evidence that they were entered into other than in the ordinary course of business; and

•

with respect to certain traffic data and related costs and revenues for the years 2005, 2006 and 2007, the advisors found that in a number of cases, mainly in 2005, certain anomalies occurred in relation to the destination and routing of traffic flows which had an impact on the revenues and costs of Telecom Italia Sparkle totaling approximately 52 million euros, of which 47 million euros related to the reciprocal delivery and receipt to/from other European carriers of specific volumes of similar and non-differentiated traffic destined for non-EU counterparts with equal costs and revenues.

The findings of the internal investigation were presented to the Board of Statutory Auditors and the Company’s Board of Directors, and taken into account in connection with the Board of Directors’ approval, on April 12, 2010, of the Group’s consolidated financial statements.

Drawing upon information available under the Order (Italian law does not allow disclosure of any information acquired by a public prosecutor using rights, powers and means available solely to magistrates until completion of the investigation) along with data acquired as part of the independent documentary investigation described above, Telecom Italia concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies such that certain transactions and traffic were without substance, and, in addition, there were certain anomalies relating to the destination and routing of some traffic, to such an extent that Telecom Italia now believes that these transactions resulted in errors as defined under IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).

Therefore, in compliance with IAS 8, but without prejudice to any rights and remedies available to Telecom Italia Sparkle under Law 231, Telecom Italia is restating the revenues and costs recorded in 2005, 2006 and 2007 for these transactions as follows:

•

2005-2007:    adjustments of revenues and costs for the transactions identified; the surplus of revenues over costs has been adjusted and accrued as a provision for risks and charges under “Trade and miscellaneous payables and other current liabilities” in regard to legal risks and charges connected with this matter;

•

2005-2007:    provisions for risks and charges—included under “Trade and miscellaneous payables and other current liabilities”—for further tax risks and charges (including those related to the documentary investigation amounting to 12 million euros, of which 11 million euros for improperly deducted VAT and 1 million euros for penalties);

•

2005-2009:    provisions for risks and charges concerning legally-applicable interest associated with the above provisions for the year to which they apply (including those related to the documentary investigation amounting to 2 million euros).

Item 5. Operating And Financial Review And Prospects	Restatement Due To Errors

As described in our consolidated financial statements included elsewhere in this Annual Report, after making the foregoing adjustments and provisions, the data for the 2008 and 2007 financial statements used in comparisons have been restated. The total amount set aside in provision for risks and charges, recognized against Equity attributable to Owners of the Parent, amounts to 487 million euros as at January 1, 2008, 497 million euros as at December 31, 2008, and 507 million euros as at December 31, 2009.

The adjustments and provisions made are summarized as follows:

	Year ended December 31,
	2009	2008	2007(*)	2006(*)	2005(*)	Total
	(millions of euros)
• Adjustment to Revenues and Other income	—	—	(168)	(754)	(323)	(1,245)
• Adjustment to Acquisition of goods and services	—	—	155	707	311	1,173
• Other operating expenses (Provision charges for indirect taxes (VAT) and fines)	—	—	(70)	(256)	(77)	(403)

IMPACT ON OPERATING PROFIT	—	—	(83)	(303)	(89)	(475)
• Finance expenses (Provision charges for interest on VAT)	(10)	(10)	(8)	(4)	—	(32)

IMPACT ON PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT	(10)	(10)	(91)	(307)	(89)	(507)

	As of December 31,
	2009	2008	2007	2006	2005
	(millions of euros)
IMPACT ON EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT	(507)	(497)	(487)	(396)	(89)

Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	507	497	487	396	89

IMPACT ON TOTAL CURRENT LIABILITIES	507	497	487	396	89

(*)

Error corrections pertaining to 2007, 2006 and 2005 have been reflected in the January 1, 2008 consolidated statement of financial position in accordance with the provisions of IAS 8. The 2006 and 2005 periods are not presented in the consolidated financial statements included elsewhere in this Annual Report.

(1)	The adjustments made do not impact the other statement of financial position line items.

Restated adjusted data are as follows:

	Year ended December 31,
	2009	2008	2007(*)	2006(*)	2005(*)
	(millions of euros)
Revenues	27,163	29,000	29,802	29,785	29,193

Total operating revenues and other income	27,445	29,336	30,185	30,358	29,861

Acquisition of goods and services	(11,480)	(13,120)	(13,442)	(12,876)	(12,253)

Other operating expenses	(1,616)	(1,631)	(2,268)	(1,769)	(1,524)

Operating profit	5,493	5,437	5,738	7,269	7,548

Finance income (expenses)	(2,170)	(2,611)	(2,183)	(2,191)	(2,058)

Profit for the year	1,596	2,178	2,360	2,696	3,601

Attributable to owners of the Parent shareholders	1,581	2,177	2,353	2,707	3,127

	As of December 31,
	2009	2008	2007	2006	2005
	(millions of euros)
Equity attributable to owners of the Parent	25,952	25,598	25,431	25,622	25,573

(*)

Error corrections pertaining to 2007, 2006 and 2005 have been reflected in the January 1, 2008 consolidated statement of financial position in accordance with the provisions of IAS 8. The 2006 and 2005 periods are not presented in the consolidated financial statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

For further details please see paragraphs one through three of the “Restatement” section of the Note “Restatement as a result of errors and changes in accounting policies” and Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analyses of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB (designated as “IFRS”). Our reported financial condition and results of operations as reported under IFRS are based on the application of accounting methods which involve the use of assumptions and estimates that underlay the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results may differ from these estimates under different assumptions or conditions. Estimates are reviewed periodically.

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

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

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

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

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

Acquisition accounting, goodwill and purchase price allocation

We have entered into certain acquisitions and in the future may make further acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long-term impact on the separate income statement.

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

The purchase price allocation requires that all assets and liabilities be valued and that significant estimates be made. A change in any of these estimates or judgments could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill).

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

These could have a significant impact on both the level of total goodwill and ultimately on the separate income statement.

Accounting for transactions on interests in group companies

We have entered into certain transactions on interests in Group companies, and in the future we may make further similar transactions.

Following the early adoption of IAS 27R, which was applied prospectively, starting from 2009 changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

Before 2009, in relation to transactions regarding interest in companies already controlled, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), we have applied the following accounting treatments (consistent with the Parent entity extension method):

•

acquisition of interests in companies after control is obtained:    on acquisition, the Group pays a consideration to the non-controlling interests and adjusts the non-controlling and controlling interests and records a Goodwill equal to the excess of the consideration paid over the carrying amount of the corresponding portion of assets and liabilities acquired;

•

sale of interests in companies while control is retained:    the difference between the consideration received and the corresponding carrying amount in the consolidated financial statements is recognized in the separate income statement.

As far as intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), we have applied the following accounting treatment: the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. Equity attributable to the non-controlling interests which does not directly take part in the transaction is adjusted to reflect the change with a corresponding opposite effect on the equity attributable to the owners of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

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

The impairment test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

To test for impairment, goodwill is allocated, at the date of acquisition, to each of the cash-generating units or groups of cash-generating units that is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes and that lowest level is not larger than the operating segment determined in accordance with IFRS 8 (Operating Segments).

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units), to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of 3 years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates. For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

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

•

Intangible and tangible assets with a finite useful life.    At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization. When indicators of an impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

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

Derivative financial instruments

Telecom Italia enters into several different types of derivative contracts in order to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits. The changes in the fair value of derivatives which do not qualify for hedge accounting, fair value hedge derivatives and the ineffective portion of cash flow hedge derivatives are recognized in the separate income statement in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is recognized directly in a specific equity reserve. The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. We rely on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

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

Provisions and contingent liabilities

We exercise considerable judgment in determining our exposure to and recognizing provisions for contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

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

Income tax expense

The Group calculates income tax expense in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the separate income statement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

5.3    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2009

5.3.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition continues to have a significant impact on the development of our business.

Key trends that have had an impact on our business areas and are expected to continue to have an impact are:

Domestic Business Unit

•	defense of Domestic Market share and focus on quality as a value driver through the implementation of the customer driven organization;

•	continuing defense of core traffic and access businesses with possible stabilization of market share on both Fixed and Mobile Telecommunications;

•	convergence of services such as fixed and mobile voice offers, fixed and mobile BroadBand accesses, integrated accesses to messaging and content;

•	growth of the Italian BroadBand market on both Fixed and Mobile Telecommunications;

•	development of innovative services such as integrated voice-BroadBand (double play) and integrated voice-BroadBand-IPTV (triple play);

•	growth of the ICT Market through the introduction of new services and products;

•	the full implementation of the open Access network increasing transparency and access to the fixed network by OLOs.

Brazil

•

Tim Participações S.A. will consolidate the Company’s competitive positioning, especially in the corporate segment and data transmission offerings, reducing media lease costs and promoting the 3G network development also thanks to the merger, on December 30, 2009, with Holdco Participações Ltda, a company that had the 100% of the capital stock of Intelig Telecomunicações Ltda. Intelig is a company with a strong metropolitan network of optical fibers in the largest Brazilian cities, plus an extensive long-distance network infrastructure (Backbone).

5.3.2    REORGANIZATION OF BUSINESS

The data of the Telecom Italia Group is presented in this 2009 Annual Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products; and

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Furthermore, as a result of including HanseNet in Discontinued operations in 2009, the European BroadBand Business Unit is no longer presented as a separate segment. The other companies of that business unit have become part of Other operations. For purposes of comparison, the separate consolidated income statement, the consolidated statement of comprehensive income and the consolidated statements of cash flows data have been appropriately restated for the various comparative periods.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

For a complete description of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2009, 2008, and 2007 consistent with the structure of each Business Unit at December 31, 2009.

5.3.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10 of Regulation S-K under the 1934 Act.

In this Annual Report the Non-GAAP Measures used relate to Net Financial Debt.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Non-controlling Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2009	2008 (Restated)
	(millions of euros)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
— Bonds	26,369	25,680
— Amounts due to banks, other financial payables and liabilities	8,818	9,134
— Finance lease liabilities	1,565	1,713

	36,752	36,527

Current financial liabilities (Short-term debt), excluding financial liabilities relating to Discontinued operations/Non-current assets held for sale
— Bonds	3,667	4,497
— Amounts due to banks, other financial payables and liabilities	3,069	1,496
— Finance lease liabilities	250	274

	6,986	6,267

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	—

GROSS FINANCIAL DEBT (A)	44,397	42,794

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	15	15
—Financial receivables and other financial assets	1,092	2,648

	1,107	2,663

Current financial assets, excluding financial assets relating to Discontinued operations/Non-current assets held for sale
—Securities other than investments	1,843	185
—Financial receivables and other current financial assets	1,115	491
—Cash and cash equivalents	5,504	5,416

	8,462	6,092

Financial assets relating to Discontinued operations/Non-current assets held for sale	81	—

FINANCIAL ASSETS (B)	9,650	8,755

NET FINANCIAL DEBT (A-B)	34,747	34,039

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

5.3.4    OVERVIEW OF 2009 RESULTS OF OPERATIONS

In 2009, we achieved the following in our domestic market:

•

in the Domestic Fixed Telecommunications Services Business BroadBand and ICT were the two areas of growth. In particular in the BroadBand business the strategy premised on attracting the most valuable customers progressed: the BroadBand portfolio at the end of December 2009 had around 7 million accesses. In addition, we launched new integrated solutions such as VoIP services (offers that included the first naked triple-play offer): Alice Casa reached approximately 620,000 accesses at December 31, 2009 and a penetration of approximately 9% of the overall BroadBand customer base.

In the ICT segment we posted approximately 10% growth year over year (of which 14% growth in services, accounting for 61% of revenues mix) due to specific turn-key offers for the Corporate and SME segment.

In the traditional Telephone business, we have been affected by a significant decrease in our customer base and traffic volumes due to increased competition. It is worth noting, however, that in the fixed line access business, where we retain a 71% market share, we strongly reduced line losses compared to 2008 (1,254 thousand line losses in 2009 compared to 1,861 thousand line losses in 2008).

In the traditional telephone business the main strategy is to increase penetration of flat-rate voice packages and the proposition of the quoted integrated voice-BroadBand offers.

•

In the Domestic Mobile Telecommunications Services our strategy to increase customer portfolio value by focusing on services rather than on handset revenues; the number of mobile handsets sold fell significantly from 7.9 million in 2008 to approximately 4.8 million in 2009 (posting a 44% decline in the related revenues year on year). The decline was attributable to a reduction in the level of subsidies offered to customers which improved the profit margins for new customers. This change in sales strategy was partially responsible for the decline in customers in 2009. At the same time we protected our mobile broadband active portfolio, resulting in approximately 5 million web (+ blackberry) and wap users (+34% year on year).

In 2009, we achieved the following with respect to our international markets:

•

Brazil. Tim Brasil’s customer base grew in 2009 (+4.7 million clients compared to 2008), with its market share stabilizing after 18 months of continuing erosion at 23.6%. In terms of Value Market Share (share in service revenues) Tim Brasil was the second Brazilian mobile operator (26%). Tim Brazil also reversed the trend of post-paid clients that in 2009 accounted for 15.7% (18.1% in 2008) of the total subscriber base, with 6,452 thousand post-paid customers.

Tim Brasil continued to focus on growth together with cost discipline through initiatives to maintain ARPU (average revenue per user) levels, increase revenue from value-added services, increase traffic volumes/usage and network service quality. On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analyses and operating expenses.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The following table sets forth the separate consolidated income statement for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009	2008 (Restated)	2007 (Restated)
	(millions of euros)
Revenues	27,163	29,000	29,802
Other income	282	336	383

Total operating revenues and other income	27,445	29,336	30,185

Acquisition of goods and services	(11,480)	(13,120)	(13,442)
Employee benefits expenses	(3,734)	(4,114)	(3,715)
Other operating expenses	(1,616)	(1,631)	(2,268)
Changes in inventories	(15)	113	11
Internally generated assets	515	506	524
Depreciation and amortization	(5,551)	(5,676)	(5,518)
Gains (losses) on disposals of non-current assets	(59)	35	5
Impairment reversals (losses) on non-current assets	(12)	(12)	(44)

Operating profit	5,493	5,437	5,738

Share of profits (losses) of associates and joint ventures accounted for using the equity method	67	64	86
Other income (expenses) from investments	(51)	4	479
Finance income	2,561	3,748	2,912
Finance expenses	(4,731)	(6,359)	(5,095)

Profit before tax from continuing operations	3,339	2,894	4,120
Income tax expense	(1,121)	(677)	(1,661)

Profit from continuing operations	2,218	2,217	2,459
Profit (loss) from Discontinued operations/Non-current assets held for sale	(622)	(39)	(99)

Profit for the year	1,596	2,178	2,360

Attributable to:
• Owners of the Parent	1,581	2,177	2,353
• Non-controlling interests	15	1	7

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

5.3.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

Owing to the sale of the BroadBand business in Germany, which was completed on February 16, 2010, HanseNet was classified in Discontinued Operations while the other companies in the European BroadBand Business Unit have become part of Other Operations. Consequently, the data relating to 2008 and 2007 have been reclassified and presented consistently with the 2009 presentation.

			Domestic	Brazil	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	2009 2008 2007	(2) (2)	21,662 23,227 24,034	5,022 5,208 4,990	230 287 263		350 352 408		158 218 328		(259 (292 (221	) ) )	27,163 29,000 29,802

Operating profit (loss)	2009 2008 2007	(2) (2)	5,394 5,405 5,660	209 189 150	(80 (113 (117	) ) )	(19 (37 (66	) ) )	(34 (15 59	) )	23 8 52		5,493 5,437 5,738

Capital expenditures	2009 2008 2007	(2) (2)	3,523 3,658 4,064	964 1,348 865	53 50 69		4 3 8		8 26 30		(9 (45 (5	) ) )	4,543 5,040 5,031

Number of employees at year-end(3)	2009 2008 2007	(2) (2)	58,736 61,816 64,362	9,783 10,285 10,030	757 967 1,016		1,098 1,194 1,279		1,010 1,058 2,551		— — —		71,384 75,320 79,238

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

The data for the years ended December 31, 2008 and 2007 have been restated as a result of the correction of errors due to the Telecom Italia Sparkle case and the changes in accounting principles (IFRIC 13) as well as for comparison purposes.

(3)

The number of employees at year-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temporary work contracts.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

5.3.6    YEAR ENDED DECEMBER 31, 2009 COMPARED WITH YEAR ENDED DECEMBER 31, 2008

The following chart summarizes the main items which impacted profit attributable to owners of the Parent in 2009:

❖	REVENUES

Revenues amounted to 27,163 million euros in 2009, a decrease of 1,837 million euros, or 6.3%, compared to 29,000 million euros in 2008.

The table below sets forth for the periods indicated gross revenues and consolidated revenues by Business Unit.

	Year ended December 31,
	2009		2008 (Restated)		Changes
	Gross revenues(1)	% of Consolidated revenues	Gross revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	21,662	79.7	23,227	80.1	(1,565)	(6.7)
Brazil	5,022	18.5	5,208	18.0	(186)	(3.6)
Media, Olivetti and Other Operations(2)	738	2.7	857	3.0	(119)	(13.9)
Adjustments and eliminations	(259)	(0.9)	(292)	(1.1)	33	11.3

Total Revenues	27,163	100%	29,000	100%	(1,837)	(6.3)

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

For the domestic market, Telecom Italia Group has adopted a new “customer centric” organization; this change involved a new manner of representing the Domestic Business Unit. For more details, please see “4.2 Business Units—4.2.1 Domestic”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The Domestic Business Unit (divided into Core Domestic and International Wholesale) was adversely impacted by the weak domestic economy in 2009, although the reduction in fixed telephone market revenues was less affected than the mobile telephone business where revenues have fallen compared to the previous year.

In particular, the change in Core Domestic Revenues during 2009 reflects the following:

•

a contraction in Consumer segment revenues (-1,196 million euros, -9.8%), attributable in part to business areas with low margins (in particular: mobile segment product revenues -407 million euros and mobile segment content revenues -61 million euros) while growth was reported for Broadband in both fixed (+114 million euros, +13%) and mobile (+42 million euros, +12%) areas;

•

a fall in Business segment revenues (-394 million euros, -9.6%), which, to a greater extent than the other markets, was hurt by the decline in consumption owing to the weak economic conditions during 2009 and the contrasting impact of competition in the fixed telephony area, particularly regarding Telecom Italia’s customer win-back procedure. Nevertheless, positive trends were seen in the stability of fixed internet revenues and growth in mobile browsing revenues;

•	a limited reduction in the Top segment (-3.4%) driven by strong growth in ICT solutions (+15.3%), stable mobile revenues, offset by a decrease in revenues in the fixed line business; and

•	a significant increase in the National Wholesale segment (+258 million euros, +14.8%) generated by the growth of the customer base of alternative operators.

With respect to the Brazil Business Unit, revenues totaled 5,022 million euros in 2009, 186 million euros lower than in 2008. The positive trend in VAS revenues, attributable to growth in the customer base (+4.7 million lines compared to the end of 2008) was offset by the fall in sales of handsets and products.

For an in-depth analysis of revenue performance by individual Business Unit, reference should be made to “The Business Units of the Telecom Italia Group”.

❖	OTHER INCOME

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	71	86	(15)	(17.4)
Recovery of costs for employees, purchases and services rendered	46	51	(5)	(9.8)
Capital and operating grants	49	42	7	16.7
Damage compensations, penalties and sundry recoveries	30	64	(34)	(53.1)
Sundry income	86	93	(7)	(7.5)

Total other income	282	336	(54)	(16.1)

❖	OPERATING EXPENSES

Our operating expenses amounted to 21,952 million euros in 2009, a reduction of -8.1% compared to 23,899 million euros in 2008 (-1,947 million euros). The decrease is attributable to the following:

•

Acquisition of goods and services amounted to 11,480 million euros in 2009, a decrease of 1,640 million euros, or -12.5% compared to 2008 (13,120 million euros) partly due to favorable exchange rates (the Brazilian real and the Euro) related to the Brazil Business Unit (-99 million euros). There was a reduction of costs across all areas of expenses (commercial and advertising costs increased slightly), particularly with respect to the portion of revenues to be paid to other operators and purchases of goods by the Domestic Business Unit and the Brazil Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

In detail:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of raw materials and merchandise	1,852	2,707	(855)	(31.6)
Portion of revenues to be paid to other operators and interconnection costs	4,282	4,927	(645)	(13.1)
Commercial and advertising costs	2,012	1,971	41	2.1
Power, maintenance and outsourced services	1,254	1,280	(26)	(2.0)
Rent and leases	572	572	—	—
Other service expenses	1,508	1,663	(155)	(9.3)

Total acquisition of goods and services	11,480	13,120	(1,640)	(12.5)

% on Revenues	42.3	45.2

•	Employee benefits expenses

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
• Expenses and costs of Ordinary employees	3,467	3,518	(51)	(1.5)
• Expenses for collective dismissal procedure (mobility) under Law 223/91	—	292	(292)	(100)

Total employee benefits expenses—Italian companies	3,467	3,810	(343)	(9.0)
Total employee benefits expenses—Foreign companies	267	304	(37)	(12.2)

Total employee benefits expenses	3,734	4,114	(380)	(9.2)

% on Revenues	13.7	14.2

The decrease of 51 million euros in the Italian component of ordinary employee benefit expenses was mainly due to lower costs arising from the reduction in the average number of the salaried workforce (-2,821 units compared to 2008, within the same scope of consolidation). The reduction was offset by the continuing effect of the increase in the minimum labor contract terms from June 2008 and the effect of the renewal of the TLC collective national labor contract in October 2009.

In particular, employee benefits expenses in 2008 included the expenses for mobility agreements under Law 223/91 applying to collective dismissals (292 million euros) related to the Parent Telecom Italia S.p.A., Telecom Italia Sparkle S.p.A., Olivetti S.p.A. and Olivetti I-Jet S.p.A.

With respect to the Group’s foreign companies, ordinary employee benefits expenses decreased by 37 million euros due to a decrease in the number of average workforce (-352 units compared to 2008, within the same scope of consolidation) and positive exchange rate effects of the Brazil Business Unit (-8 million euros) as well as the exclusion from the scope of consolidation of Entel Bolivia Group (-4 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy	60,324	63,145	(2,821)	(4.5)
Average salaried workforce—Foreign(1)	9,640	10,363	(723)	(7.0)

Total average salaried workforce(2)	69,964	73,508	(3,544)	(4.8)
Non-current assets held for sale—Foreign(3)	2,168	3,277	(1,109)	(33.8)

Total average salaried workforce—including Non-current assets held for sale	72,132	76,785	(4,653)	(6.1)

(1)	The change compared to 2008 takes into account the exclusion of Entel Bolivia group’s average headcount of 371 employees.

(2)

The total includes people with temporary work contracts 316 average employees in 2009 (of which 279 average employees in Italy and 37 average foreign employees); 1,073 average units in 2008 (of which 1,013 average employees in Italy and 60 average foreign employees).

(3)

The 2009 data include the average salaried headcount of HanseNet (2,168 units); in 2008 included the average salaried headcount of HanseNet (2,520 units) and the Liberty Surf Group, sold at the end of August 2008 (757 units).

Group’s employees at December 31, 2009 and 2008 were as follows:

	As of December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	60,872	64,242	(3,370)	(5.3)
Employees—Foreign	10,512	11,078	(566)	(5.1)

Total Employees(1)	71,384	75,320	(3,936)	(5.2)
Non-current assets held for sale—Foreign	2,205	2,505	(300)	(12.0)

Total Employees—including Non-current assets held for sale	73,589	77,825	(4,236)	(5.4)

(1)

Includes employees with temporary work contracts: 56 units at December 31, 2009 (of which 43 units in Italy and 13 Foreign units); and 782 units at December 31, 2008 (of which 721 units in Italy and 61 Foreign units).

The foreign employees at December 31, 2009 included 580 units as a result of the entry of Intelig Telecomunicações Ltda in the scope of consolidation of the Brazil Business Unit.

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	565	687	(122)	(17.8)
Accruals to provisions	168	74	94	127.0
Indirect duties and taxes	128	139	(11)	(7.9)
TLC operating fees	318	315	3	1.0
Taxes on revenues of Brazilian companies	271	282	(11)	(3.9)
Penalties, compensation and administrative sanctions	73	63	10	15.9
Association dues and fees, donations, scholarships and traineeships	26	26	—	—
Sundry expenses	67	45	22	48.9

Total other operating expenses	1,616	1,631	(15)	(0.9)

% on Revenues	5.9	5.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The reduction in other operating expenses in 2009 compared to 2008, was partially connected with the exchange rates of the Brazil Business Units (-29 millions euros).

In particular, impairments and expenses in connection with credit management consisted of 404 million euros attributable to the Domestic Business Unit (402 million euros in 2008) and 153 million euros to the Brazil Business Unit (280 million euros in 2008).

Accruals to provisions, recorded mainly for pending disputes, included 136 million euros relating to the Domestic Business Unit (31 million euros in 2008) and 25 million euros relating to the Brazilian Business Unit (36 million euros in 2008).

•	Depreciation and Amortization

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,251	2,324	(73)	(3.1)
Depreciation of tangible assets—owned and leased	3,300	3,352	(52)	(1.6)

Total depreciation and amortization	5,551	5,676	(125)	(2.2)

% on Revenues	20.4	19.6

The reduction in depreciation and amortization charges was mainly related to the Domestic Business Unit (-116 million euros) and, for the remaining balance, the net effect between the change in the Brazilian real/euro exchange rate (-34 million euros) and higher depreciation and amortization charges of the Brazil Business Unit.

•	Net losses on disposals of non-current assets

Net losses on disposals of non-current assets were 59 million euros in 2009 (35 million euros of net gains on disposal of non-current assets in 2008) and include:

•	a 39 million euros loss connected with the final divestiture of the credit management software developed for the fixed consumer clientele of the Domestic Business Unit;

•	a loss of 11 million euros on the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A.

In 2008, net gains on disposals of non-current assets included net gains of 9 million euros mainly attributable to the disposal of the Pay-per-View business segment by Telecom Italia Media in addition to other net gains mainly on the sale of real properties.

•

Impairment losses on non-current assets amounted to 12 million euros in 2009 (12 million euros in 2008). 2009 included 6 million euros for the impairment loss attributable to goodwill, within “Other Operations”, of the consolidated company BBNed following impairment testing and the remaining impairment losses were mainly taken by the Domestic Business Unit.

The impairment test for the other cash-generating units of the Telecom Italia Group indicated that the recoverable amounts exceeded the carrying amounts, therefore no additional impairment losses were recognized on goodwill.

❖	OPERATING PROFIT

Operating profit was 5,493 million euros in 2009, an increase of 56 million euros compared to 2008 (1.0%). As a percentage of revenues, operating profit was 20.2% in 2009 (18.7% in 2008).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
ETECSA.	54	53	1	1.9
Other	13	11	2	18.2

Total	67	64	3	4.7

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 International Investments”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Dividends from other investments	2	3	(1)	(33.3)
Net gains on disposal of other investments	4	2	2	100
Writedowns of Italtel group	(39)	—	(39)	—
Writedowns of other investments and other income expenses	(18)	(1)	(17)	—

Total	(51)	4	(55)	—

Other income (expenses) from investments amounted to a negative 51 million euros in 2009 and included the writedown of 39 million euros on the 19.37% investment in the Italtel group. The amount of the investment, recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser. Other income (expenses) from investments also included gains, net of the relative transaction expenses of 3 million euros, on the disposals, in early 2009, of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were classified as Non-current assets held for sale at December 31, 2008.

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Fair value measurement of call options for 50% of Sofora Telecomunicaciones share capital.	60	(190)	250	131.6
Income on bond buybacks	—	62	(62)	(100)
Early termination of cash flow derivatives	22	19	3	15.8
Writedown of receivables from Lehman Brothers	—	(58)	58	100
Accrual to provisions for interest (Telecom Italia Sparkle case)	(10)	(10)	—	—
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,242)	(2,434)	192	7.9

Total	(2,170)	(2,611)	441	16.9

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The change in finance income (expenses) was impacted by the following:

•

the overall reduction in interest rates and the decrease in debt exposure and an improvement, compared to the previous year, of the impact in the fair value adjustments of the positions qualifying for hedge accounting;

•	the improvement in the fair value measurement of the call options on Sofora;

•

2008 included the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., arising on transactions in derivative instruments hedging financial risks on existing financial liabilities; and

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of finance income (expenses) in 2009 (income of 62 million euros in 2008), will give rise to lower finance expenses prospectively and constitutes an efficient alternative investment of liquidity.

Furthermore, in 2009, net finance expenses included an accrual of 10 million euros (10 million euros in 2008) to the provision for risks and charges due to the “Telecom Italia Sparkle case”. See Section 5.1 “Restatement Due to Errors”.

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense amounted to 1,121 million euros, an increase of 444 million euros compared to 677 million euros in 2008. 2008 benefited from the positive effect of 515 million euros due to the tax realignment of off-book deductions carried out by some Group companies pursuant to Law 244 of December 24, 2007 and the recognition of 60 million euros of deferred tax assets which became recoverable by some Group companies.

Net of this effect, income taxes posted would have declined by 131 million euros in 2009 compared to the prior year due to the following:

•

lower taxes for Telecom Italia in 2009 of 143 million euros due mainly to the filing of an application for the reimbursement of prior years’ IRES taxes corresponding to 10% of deductible IRAP taxes, pursuant to Legislative Decree 185 of November 29, 2008, art. 6, as well as lower taxes of the prior year;

•	higher 2009 income taxes (12 million euros) due mainly to a higher tax base for Telecom Italia.

❖	LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2009, this line item was a loss of 622 million euros and included:

•

the writedown of the goodwill allocated to Broadband activities in Germany, accruals to provisions and other expenses relating to the disposal, on February 16, 2010, of the entire investment held in HanseNet Telekommunikation GmbH (-597 million euros);

•

the negative contribution on consolidation of HanseNet of 23 million euros including the negative impacts of the amortization of the customer relationship and the audience agreement which resulted from the acquisition of the AOL internet business in Germany;

•	additional expenses connected with sales transactions in previous years (-2 million euros).

In 2008, loss from discontinued operations/non-current assets held for sale was a loss of 39 million euros and included:

•	the net impact of the sale of Liberty Surf group S.A.S., being the balance between the gain on the disposal and the company’s negative contribution to the consolidated result (-28 million euros);

•

HanseNet’s negative contribution on consolidation, including an impairment loss on goodwill of 21 million euros and the net contribution of the company to the consolidated result (for a total of -10 million euros);

•	additional expenses connected with sales transactions in previous years (-1 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

In detail, the reconciliation of Profit (loss) from Discontinued operations/Non current assets held for sale and the main economic and financial data of HanseNet, was as follows:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
HanseNet economic impacts:
Revenues	1,161	1,190	(29)	(2.4)
Operating profit	(6)	8	(14)
• % of Revenues	(0.5)	0.7
Finance Income (expenses)	(24)	(33)	9
Profit before tax from Discontinued operations/Non-current assets held for sale	(30)	(25)	(5)
Income tax expense	7	36	(29)

Profit from Discontinued operations/Non-current assets held for sale (A)	(23)	11	(34)

Other economic impacts:
Impairment loss on goodwill attributed to HanseNet and expenses incidental to the sale	(597)	(21)	(576)
Net impact related to Liberty Surf	—	(28)	28
Expenses connected with sales in prior years	(2)	(1)	(1)

(B)	(599)	(50)	(549)

Profit (Loss) from Discontinued operations/Non-current assets held for sale (A+B)	(622)	(39)	(583)

5.3.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2008

❖	DOMESTIC

With respect to the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Domestic Business Unit has changed from the one presented in the 2008 Annual Report in which such information had been organized by fixed and mobile technology businesses. For further details regarding the new “customer centric” organization please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.1 Domestic”.

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	21,662	23,227	(1,565)	(6.7)
Operating profit	5,394	5,405	(11)	(0.2)
• % of Revenues	24.9	23.3
Capital expenditures	3,523	3,658	(135)	(3.7)
Employees at year-end (units)	58,736	61,816	(3,080)	(5.0)

Revenues decreased by 1,565 million euros, or 6.7%, from 23,227 million euros in 2008 to 21,662 million euros in 2009.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

In detail, an analysis of the Domestic Business Unit’s revenues by market segment is as follows:

•	Core Domestic

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	20,579	22,104	(1,525)	(6.9)
• Consumer	10,999	12,195	(1,196)	(9.8)
• Business	3,730	4,124	(394)	(9.6)
• Top	3,688	3,819	(131)	(3.4)
• National Wholesale	1,996	1,738	258	14.8
• Other	166	228	(62)	(27.2)
Operating profit	5,190	5,163	27	0.5
• % of Revenues	25.2	23.4
Capital expenditures	3,434	3,501	(67)	(1.9)
Employees at year-end (units)	57,467	60,539	(3,072)	(5.1)

(1)	Data are net of intersegment relationship.

In particular, as regards the market segments, for the year 2009, the following changes compared to 2008 are noted:

•

Consumer:    during 2009, the commercial policy of the mobile business underwent a fundamental transformation. In particular, the difficult macroeconomic climate resulted in a drop in usage by some parts of the customer base together with an increasingly competitive market required a rapid repositioning of TIM’s offerings. From the traditional focus on the mobile handset as the important driver of choice by the final customer and promotion of the commercial network, there was a shift to a policy aimed at effective advertising communication, on service packages that further retain customers and a remuneration of the distribution channel linked to the quality of the customer acquired.

Specifically, the reduction in Consumer segment revenues was 1,196 million euros (-9.8%), of which 742 million euros (-6.6%) related to service revenues and 454 million euros (-49.1%) to product sales (mobile handsets in particular). The reduction in service revenues (-742 million euros) was mainly due to a decrease in revenues from fixed voice (-333 million euros, -8%) and outgoing Mobile voice (-213 million euros or -6%). This was principally due to the contraction of the customer base, the impact of the change in regulated interconnection rates, especially mobile termination revenues (down 168 million euros, of which 122 million euros was due to rate reductions) and the decrease in traditional value-added service revenues (for messaging, a reduction of 76 million euros or -9%) and content revenues (-61 million euros or -24%). Such changes in the traditional business areas were in part offset by growth of the broadband customer base and broadband service revenues in the fixed area (+114 million euros or +13%) and mobile area (+42 million euros or +12%);

•

Business:    the decrease in revenues (-394 million euros compared to 2008 or -9.6%) was mainly due to continuing economic difficulties encountered in 2009 by small and medium businesses resulting in a reduction of usage. In addition, there was a contraction in the Customer Base: less significant than the prior year in the Fixed area but a significant increase in the Mobile area. There was a reduction in revenues in both areas: Fixed -11% and Mobile -9%, although the fourth quarter of 2009 had a lower decrease compared to the 2009 third quarter. Positive trends, however, were seen in the comparison of the two years as Fixed Broadband revenues were stable, Fixed Data Services grew (+3%) and mobile browsing revenues also increased (+16%);

•

Top:    revenue performance (-131 million euros or -3.4% year-on-year and -1.9% in the fourth quarter) was principally due to the ongoing decline in the voice and data area (-8.7% year-on-year with a decrease of 7.7% in the fourth quarter). This was also linked to the economic weakness and the consequent reduction in usage by companies. Such change was partly offset by the continual, strong growth of ICT solutions and offerings (+15.3% year-on-year and +15.3% in the fourth quarter) with an increase in market share from approximately 9.2% in December 2008 to 11.4% in December 2009. The mobile area was stable (-0.1% year-on-year and -0.1% in the fourth quarter);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

•

National Wholesale:    the increase in revenues (+258 million euros or +14.8%) was generated by the growth of the OLO (Other Licensed Operators) customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

•	International Wholesale

	Year ended December 31,
	2009	2008 (Restated)	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,710	1,830	(120)	(6.6)
• Of which third parties	1,208	1,267	(59)	(4.7)
Operating profit	209	236	(27)	(11.4)
• % of Revenues	12.2	12.9
Capital expenditures	122	163	(41)	(25.2)
Employees at year-end (units)	1,269	1,277	(8)	(0.6)

In 2009, International Wholesale (Telecom Italia Sparkle group) reported revenues of 1,710 million euros, down 120 million euros compared to 2008 (-6.6%) owing to the reduction in revenues from voice services both in the captive market and with third parties. The positive performance of IP/Data, Multinational Corporations and Consulting businesses was in part offset by the above reduction in voice services.

* * *

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Year ended December 31,
	2009			2008 (Restated)			Change %
Market segment	Total	Fixed(1)	Mobile(1)	Total	Fixed(1)	Mobile(1)	Total	Fixed(1)	Mobile(1)
	(millions of euros, except percentages)
Consumer	10,999	5,037	6,251	12,195	5,285	7,270	(9.8)	(4.7)	(14.0)
Business	3,730	2,472	1,315	4,124	2,765	1,440	(9.6)	(10.6)	(8.7)
Top	3,688	2,956	823	3,819	3,053	824	(3.4)	(3.2)	(0.1)
National Wholesale	1,996	2,758	194	1,738	2,320	107	14.8	18.9	81.3
Other (support structures)	166	174	14	228	162	46	(27.2)	7.4	(69.6)

Total Core Domestic	20,579	13,397	8,597	22,104	13,585	9,687	(6.9)	(1.4)	(11.3)
International Wholesale	1,710	1,710	—	1,830	1,830	—	(6.6)	(6.6)	—
Eliminations	(627)	(368)	—	(707)	(415)	—	—	—	—

Total Domestic	21,662	14,739	8,597	23,227	15,000	9,687	(6.7)	(1.7)	(11.3)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

The performance of the major business areas was as follows:

•	Revenues from Fixed Telecommunications

In 2009, revenues of the fixed telecommunications area amounted to 14,739 million euros, decreasing 261 million euros (-1.7%) compared to the prior year.

At December 31, 2009, the number of retail voice accesses was approximately 16.1 million (-1,255,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at December 31, 2009 reached approximately 6.2 million accesses (+1,221,000 accesses compared to December 31, 2008). The overall access market was stable compared to December 2008.

The total broadband portfolio at December 31, 2009 is equal to 8.7 million accesses (+607,000 accesses compared to December 31, 2008), of which retail is 7.0 million and wholesale is 1.7 million.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The trend for the main types of revenues from Fixed telecommunications was as follows.

Retail voice

	Year ended December 31,
	2009		2008 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Traffic	2,726	40.1	3,118	41.4	(392)	(12.6)
Accesses	3,491	51.3	3,668	48.8	(177)	(4.8)
VAS services	207	3.0	252	3.3	(45)	(17.9)
Telephone products	380	5.6	486	6.5	(106)	(21.8)

Total Retail Voice	6,804	100.0	7,524	100.0	(720)	(9.6)

Retail voice revenues, in all business areas, reflect the continuing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. Combined with a smaller customer base, revenues were adversely affected by a reduction of regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services (offered by the company on a mandatory or voluntary basis). As a result, VAS service revenues decreased by 45 million euros compared to 2008. The economic impact in terms of lower revenues from the decline in accesses (-177 million euros), was only partially offset by the increase in subscriber charges which came into effect on February 1, 2009, for the domestic business. The expansion of national wholesale services (+170 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals) offset in part some of these declines.

Internet

	Year ended December 31,
	2009		2008 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Total Internet	1,707	100	1,630	100	77	4.7

of which content/portal	144	8.4	120	7.4	24	20.0

Revenues from internet were 1,707 million euros, increasing 77 million euros compared to 2008. The Narrowband component continues to decline and now represents only about 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached around 7.0 million accesses, growing 246,000 accesses compared to the end of 2008. Flat-rate packages now account for 83.0% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continue to gain ground in the Consumer market (the portfolio has 401,000 customers, +72,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering has a portfolio of 621,000 customers (+503,000 compared to December 31, 2008) and accounts for 8.9% of the broadband portfolio compared to 1.7% at December 2008.

Business Data

	Year ended December 31,
	2009		2008 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
Leased lines	190	11.0	198	11.5	(8)	(4.0)
Data transmission	505	29.2	552	32.1	(47)	(8.5)
Data products	204	11.8	211	12.3	(7)	(3.3)
ICT services	831	48.0	759	44.1	72	9.5
• Of which ICT Services	510		448		62	13.8
• Of which ICT Products	321		311		10	3.2

Total Data Business	1,730	100.0	1,720	100.0	10	0.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Revenues of the Business Data area rose by 10 million euros (+0.6%) compared to 2008. Growth in the packages offered for ICT services and products resulted in an increase in revenues of 72 million euros (+9.5%), mainly in the services area which grew by 13.8%. This increase offset declines in other areas of Business Data.

Wholesale

	Year ended December 31,
	2009		2008 (Restated)		Change
		%		%		%
	(millions of euros, except percentages)
National Wholesale	2,888	70.1	2,459	65.1	429	17.4
International Wholesale(1)	1,229	29.9	1,318	34.9	(89)	(6.8)

Total Wholesale	4,117	100.0	3,777	100.0	340	9.0

(1)	Includes sales to the third-party market and Domestic Mobile Telecommunications.

The customer portfolio of Telecom Italia’s Wholesale division reached about 6.2 million accesses for voice services and 1.7 million for broadband services at the end of 2009.

Revenues from national wholesale services increased by 429 million euros (+17.4%) compared to 2008. The change in wholesale revenues was related to the expansion of the customer base of alternative operators served through the various types of accesses.

•	Revenues from Mobile Telecommunications

The program to fundamentally change the mobile business’ commercial policy in the Consumer segment, as described earlier, led to a significant reduction in mobile units sold which fell from 7.9 million units in 2008 to about 4.8 million units in 2009, with noticeable benefits in terms of the contribution margin of the Domestic Business Unit.

Mobile telecommunications revenues totaled 8,597 million euros in 2009, decreasing by 1,090 million euros (-11.3%) compared to 2008. The new strategic direction which led to the strong contraction in mobile handsets sold as described in the preceding paragraph, resulted in a revenue decline (-44%). Mobile revenues also fell due to the effects of the anticipated decrease in regulated interconnection rates and the reduction in the customer base which primarily occurred in the first part of the year. Excellent results from mobile broadband plans made it possible to offset in part the declining trend of valued-added traditional services (SMS).

At December 31, 2009, the number of Telecom Italia mobile lines was approximately 30.8 million, a decline of 4.0 million compared to December 31, 2008. The reduction compared to December 31, 2008 can be attributed to greater selectivity in the sales policy focusing on higher-value customers. This strategy was confirmed by the number of postpaid lines which reached about 20% of total lines compared to about 17% at December 31, 2008, as well as the termination of silent lines.

In detail the trend of the main types of revenues from Mobile telecommunications was as follows.

Outgoing voice

Outgoing voice revenues totaled 4,583 million euros in 2009, down by 386 million euros (-7.8%) compared to 2008, mainly as a result of the reduction in the customer base.

Incoming voice

Incoming voice revenues of 1,511 million euros in 2009 recorded a decrease of 173 million euros (-10.3%), compared to 2008, due mainly to the reduction of termination prices on the mobile network and to a lesser extent, the contraction in the customer base.

Value-added Services (VAS)

Value-added services (VAS) revenues amounted to 2,022 million euros in 2009, a decrease of 6.9% compared to 2008. Such decrease was primarily attributable to VAS content (ring tones, logos and games) following a drop in the usage of such services caused by the general economic weakness. The ratio of VAS revenues to revenues from services is about 25%, in line with the 2008 average.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Handset sales

Handset sales revenues were 482 million euros in 2009, a decline of 378 million euros compared to 2008. The reduction is due to a decrease in the total handsets sold owing principally to a more selective sales policy that rationalized the product portfolio and focused on quality (higher percentage of advanced handsets and devices using mobile internet) and the higher margins on these same handsets and devices.

Operating profit

Operating profit was 5,394 million euros in 2009, a decrease of 11 million euros (-0.2%) compared to the corresponding period of 2008. The Operating profit margin was 24.9% in 2009 (23.3% in 2008).

The Operating profit performance was impacted by the change in the following line items:

•

acquisition of goods and services totaled 8,332 million euros in 2009, a reduction of 1,317 million euros (-13.6%) compared to the same period of 2008. The change was mainly due to a decrease in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. Such decrease was connected with the Group’s strategy of focusing on higher-value customers; and

•

employee benefits expenses of 3,327 million euros in 2009, represented a decrease of 311 million euros compared to 2008. In 2008, 287 million euros was provided in connection with the collective dismissal procedure (mobility) under Law 223/91. Excluding such effect, employee benefits expenses recorded a decrease of 24 million euros in 2009; the contraction in the average headcount (-2,576 units compared to 2008) was mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and in October 23, 2009, the renewal of TLC collective national labor contract.

Apart from the factors above mentioned, the Operating profit performance can be attributed to:

•	lower depreciation and amortization charges of 116 million euros in 2009 (largely due to the reduction in amortizable assets); and

•	net losses on disposals of non-current assets for 69 million euros.

In addition, during 2009, the credit management software for fixed consumer clientele was disposed of since it was no longer considered usable in light of the new organizational structure of the Domestic Business Unit and the continuance of the fixed-mobile convergence process.

Capital expenditures

Capital expenditures totaled 3,523 million euros in 2009, down by 135 million euros compared to 2008. The percentage of capital expenditures to revenues was 16.3% in 2009 (15.7% in 2008). The reduction in total expenditure is largely due to the optimization and the rationalization of capital expenditures for the Broadband Access network, Core Platform and Control, Service and Application Platform, as well as the lower commitments associated with handset packages (either rented or in connection with multi-year contracts) and the acquisition of WI-MAX licenses.

The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of part of the frequencies assigned to IPSE, is also attributable to the cost and capital expenditure reduction plans begun during 2008.

Employees

Employees were 58,736 as of December 31, 2009, a reduction of 3,080 units compared to December 31, 2008.

❖	BRAZIL

On December 30, 2009, Tim Participações finalized the acquisition of Intelig from JVCO Participações (a subsidiary of the Docas Group). Intelig is the domestic and international Brazilian telecommunications operator

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

for long-distance and data transmission services. From an industrial standpoint, the acquisition is important to the Company’s Brazilian operations as it will strengthen and complete the product offering and optimize resources due to the synergies generated by the integration of the two networks. Intelig possesses an important fiber optic network (about 15,000 kilometers) found in major Brazilian cities and has its own extensive carrier network (backbone).

On December 31, 2009, the merger by incorporation of Tim Nordeste S.A. in Tim Celular S.A. was concluded with a view towards continuating the process of simplifying the corporate structure aimed at the rationalization of business activities.

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2009	2008 (Restated)	2009	2008 (Restated)	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of BRL, except percentages and employees)
Revenues	5,022	5,208	13,907	13,951	(44)	(0.3)
Operating profit	209	189	580	507	73	14.4
• % of Revenues	4.2	3.6	4.2	3.6
Capital expenditures	964	1,348	2,671	3,612	(941)	(26.1)
Employees at year-end (units)	9,783	10,285	9,783	10,285	(502)	(4.9)

Revenues

Revenues totaled 13,907 million Brazilian reais in 2009, -44 million Brazilian reais lower than in 2008 (-0.3%). Product revenues decreased from 1,087 million Brazilian reais in 2008 to 1,059 million Brazilian reais in 2009 (-2.6%). Service revenues declined from 12,864 million Brazilian reais in 2008 to 12,848 million Brazilian reais in 2009 (-0.1%). In this context, VAS revenues increased by 16.1% over the previous year, owing to the growth in data packages with broadband and services and content. The ARPU, average revenues per units was 28.2 Brazilian reais in December 2009, compared to 31.6 Brazilian reais in December 2008.

Total lines at December 31, 2009 are 41.1 million, up 12.9% compared to December 31, 2008 corresponding to a 23.6% market share on lines.

Operating profit

Operating profit amounted to 580 million Brazilian reais in 2009, an increase of 73 million Brazilian reais compared to 2008. This result was achieved by exercising a tight control over costs combined with an efficiency plan to generate resources to support the commercial relaunching of Tim Brasil. The cost components which grew in 2009 compared to 2008 were attributable to investments for the development of the business.

With respect to changes in costs, the following is noted:

•

acquisition of goods and services totaling 7,777 million Brazilian reais in 2009 (8,107 million Brazilian reais in 2008). The decrease compared to the previous year (-330 million Brazilian reais), is principally due to a reduction of 514 million Brazilian reais in acquisition of raw and ancillary materials, consumable stores and goods and a reduction of 489 million Brazilian reais in the portion in revenues paid to other TLC operators (2,623 million Brazilian reais in 2009 and 3,112 million Brazilian reais in 2008) partially offset by an increase of 536 million Brazilian reais for commissions, sales commission, other sales costs and advertising and promotion costs (a total amount of 2,145 million Brazilian reais in 2009 compared to 1,609 million Brazilian reais in 2008);

•

employee benefits expenses, amounting to 574 million Brazilian reais in 2009, decreased by 52 million Brazilian reais compared to 2008 (-8.3%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,240 in 2008 to 8,900 units in 2009. The percentage of employee benefits expenses to revenues was 4.1% in 2009, -0.4 percent compared to the previous year 2008; and

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

•

other operating expenses, amounting to 2,043 million Brazilian reais in 2009, decreased by 14.2% (2,381 million Brazilian reais in 2008) mainly as a result of the better performance in the collection of receivables related to postpaid customers. Such expenses consist of the following:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais)
Impairments and expenses in connection with credit management	422	749	(327)	(43.7)
Accruals to provisions	70	96	(26)	(27.1)
TLC operating fees	735	700	35	5.0
Taxes on revenues	750	755	(5)	(0.7)
Indirect duties and taxes	33	41	(8)	(19.5)
Sundry expenses	33	40	(7)	(17.5)

Total	2,043	2,381	(338)	(14.2)

During 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement had a negative impact on operating profit of 64 million Brazilian reais along with the recognition of amounts payable by Embratel that had been disputed and that had already been recorded in Tim Participações’ financial statements in the amount of 90 million Brazilian reais. In April 2009, following a burglary, an impairment loss was recorded on the San Paolo warehouse of 21 million Brazilian reais.

Furthermore, other costs incurred for the management and conclusion of the consolidation process of Intelig amounted to 10 million Brazilian reais.

Moreover, amortization and depreciation charges increased by 129 million Brazilian reais mainly in connection with the 3G license purchased in the second quarter of 2008, capital expenditures in respect of the new UMTS network and preserving the capacity and quality of the 2G network.

Capital expenditures

Capital expenditures were to 2,671 million Brazilian reais in 2009, a decrease of 941 million Brazilian reais compared to 2008, primarily due to the expense incurred in 2008 to acquire the 3G license for 1,239 million Brazilian reais.

Employees

Employees were 9,783 at December 31, 2009, a reduction of 502 people compared to December 31, 2008 (10,285 units). Employees at December 31, 2009 comprised 580 units referred to the new entrance of Intelig Telecomunicações Ltda in the scope of consolidation.

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	230	287	(57)	(19.9)
Operating profit (loss)	(80)	(113)	33	29.2
• % of Revenues	(34.8)	(39.4)
Capital expenditures	53	50	3	6.0
Employees at year-end (units)	757	967	(210)	(21.7)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The principal operating data of the Pay-per-View business sold, through November 2008, and the principal operating data of the company, Telecom Media News, through April 30, 2009, and for the year ended 2008, are as follows:

	Year ended December 31
	1.1—4.30.2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	3	81	(78)	(96.3)
Operating profit (loss)	(2)	(25)	23	92.0

The tables below for the years ended December 31, 2009 and 2008 has been recast to exclude the results relating to the Pay-per-View business and Telecom Media News:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of Euro, except percentages and employees)
Revenues	227	215	12	5.6
Operating profit (loss)	(68)	(97)	29	29.9
• % of Revenues	(29.9)	(45.1)
Capital expenditures	53	48	5	10.4
Employees at year-end (units)	757	856	(99)	(11.6)

Revenues

Revenues amounted to 227 million euros in 2009, an increase of 12 million euros (5.6%) compared to 215 million euros in 2008. Such increase was due to:

•

revenues of Telecom Italia Media S.p.A. in 2009, before intragroup eliminations, amounted to 114 million euros, an increase of 16 million euros (+16.7%) compared to 2008. Net advertising revenues showed an improvement of 11 million euros compared to 2008 (13.2%), sales of Digital Content for Telecom Italia grew (+6 million euros), and the other activities decreased by 1 million euros;

•

revenues of the MTV group, amounting to 97 million euros in 2009, before intragroup eliminations, were down 14.3% (-17 million euros) compared to 2008 (114 million euros). This result was attributable to lower advertising revenues (-16 million euros); and

•

revenues relating to Network Operator activities, before intragroup eliminations, amounted to 50 million euros in 2009, compared to 44 million euros in 2008 (11.9%). This result was principally due to higher revenues from the rental of bandwidths to third parties, offset in part by lower invoicing of digital bandwidth for the Pay-per-View activities that were sold to Dahlia TV at year-end 2008. The contract with Dahlia TV, which went through an initial experimental period in the first four months of 2009 in connection with the start-up phase, began to produce its full effects from the second quarter of 2009.

Operating profit (loss)

Operating profit (loss) was a loss of 68 million euros in 2009 (-97 million euros in 2008), an improvement of 29 million euros.

In particular, operating loss of Telecom Italia Media S.p.A. decreased by 26 million euros compared to 2008 (-91 million euros). This improvement, besides the above higher revenues, can also be ascribed to lower La7 programming costs of 14 million euros, mainly concentrated in the entertainment sector (8 million euros), and recoveries of productivity.

Operating profit of the MTV Group decreased by 4 million euros compared to 2008. To deal with the fall in advertising, as early as the end of the first quarter, MTV initiated a program to reorganize the company. This program led to cost savings of 14 million euros which were predominantly concentrated in production activities and made it possible to minimize the impact of the reduction of revenues on operating profit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Operating profit relating to Network Operator activities improved by 5 million euros compared to 2008 and was attributable to the above-noted increase in revenues, net of higher operating costs.

Capital expenditures

Capital expenditures amounted to 53 million euros in 2009 (48 million euros in 2008). Such expenditures refer to Telecom Italia Media S.p.A., the MTV group and Telecom Italia Media Broadcasting for 27 million euros, 4 million euros and 22 million euros respectively, mostly for the acquisition of television rights extending beyond one year (25 million euros) and relate to the acquisition of infrastructures for the expansion and maintenance of the digital network (21 million euros).

Employees

Employees were 757 at December 31, 2009, a reduction of 99 compared to December 31, 2008 and includes 38 people with temporary work contracts (75 units at December 31, 2008). The reduction in employees was consequent to actions designed to recover overall efficiency based on measures for the reorganization and optimization of technical and production structures.

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	350	352	(2)	(0.6)
Operating profit (loss)	(19)	(37)	18	48.6
• % of Revenues	(5.4)	(10.5)
Capital expenditures	4	3	1	—
Employees at year-end (units)	1,098	1,194	(96)	(8.0)

Revenues

Revenues were 350 million euros in 2009, down 2 million euros compared to 2008.

Revenues were stable compared to 2008 despite the difficult economic conditions. With respect to quarterly results, the fourth quarter of 2009 recorded revenues of 131 million euros (100 million euros in the fourth quarter of 2008, or +31%). This was a significant turnaround compared to the contractions recorded in the three previous quarters (-8.3% in the third quarter of 2009 over the third quarter of 2008, -15.5% in the second quarter of 2009 over the second quarter of 2008 and -14.5% in the first quarter of 2009 over the first quarter of 2008).

Product revenues in 2009 were in line with the prior year, but with a different mix: lower volumes for conventional products compensated by sales of new product lines (Data Cards, Net Books and Note Books) on Olivetti and Telecom Italia channels. The lower sales volumes of conventional products are linked to the weak economy with the highest declines in European markets, particularly in Spain and in Great Britain where the Pound sterling decreased significantly in value.

Ink-jet products, recorded a 32% reduction in revenues due to lower sales of fax machines, multifunction printers and accessories.

Printers for banking counter applications, the segment in which Olivetti is the market leader, posted a decrease in volumes of 13% due to the contraction of Middle East markets, the Emirates and Turkey where the crisis froze the investments of banks for the opening of new branches. The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009 with volumes equivalent to those of the prior year.

The sales of fiscal cash registers in the Italian market declined considerably in volumes compared to 2008. 2008 had benefitted from the order to replace installed machines owing to the so-called “seven-year period”, that is, the average period over which the fiscal memory inserted in the products becomes depleted.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

On foreign markets, the sales of fiscal cash registers benefitted from the law that came into effect for tax collection in Sweden, where revenues totaled about 6 million euros.

In 2009 as compared to 2008, professional office products, copiers and related accessories posted a sharp reduction in terms of sales volumes in the black and white copier segment (-23%) and in the color copier segment (-10%), with an average price reduction of 9% on black and white machines and 5% on color machines.

In 2009, installations began on an important project in cooperation with Telecom Italia S.p.A., for the supply of specialized terminals for payments/services for authorized tobacconists in Italy. To date more than 4,500 have been installed.

Since the end of June 2009, Olivetti’s product catalog has been enhanced with the start of the “Supply Chain” activity. This activity centers on the supply of Data Cards, Net Books and Note Books to Telecom Italia S.p.A. in Italy and for distribution in international markets. In 2009, revenues from Telecom Italia were 24 million euros.

Operating profit (loss)

Operating profit (loss) was a negative 19 million euros in 2009, an improvement of 18 million euros over the same period of the prior year.

The lower margin related to the fall in revenues was absorbed by a significant reduction of fixed overheads, the result of the effects of the reorganization. Considering also the impact of exchange rate fluctuations on sales in foreign currency to customers outside the EU and on purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the euro adversely affected Operating profit for a net amount of 3 million euros.

Capital expenditures

Capital expenditures amounted to 4 million euros in 2009, an increase of 1 million euros compared to the same period of 2008.

Employees

Employees were 1,098 (1,005 in Italy and 93 abroad) at December 31, 2009, a decrease of 96 units compared to December 31, 2008 (1,194 of whom 1,088 in Italy and 106 abroad).

❖	INTERNATIONAL INVESTMENTS

BBNED GROUP

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

The following table sets forth, for the periods indicated, certain financial and other data for the BBNed Group.

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	87	84	3	3.6
Operating profit (loss)	(5)	(17)	12	70.6
• % of Revenues	(5.7)	(20.2)
Capital expenditures	6	25	(19)	(76.0)
Employees at year end (units)	347	407	(60)	(14.7)

The key results for the year 2009 can be summarized as follows:

•

revenues amounted to 87 million euros, 3 million euros higher than 2008 (+3.6%), due primarily to a greater contribution of revenues from retail ADSL services. The customer portfolio, standing at about 161,000 units at December 31, 2009, is approximately 5,000 lower compared to December 31, 2008;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

•	operating profit was a negative 5 million euros in 2009, compared to a negative 17 million euros in 2008;

•

capital expenditures totaled 6 million euros, decreasing 19 million euros compared to the prior year. The reduction can be attributed to capital expenditures in infrastructure (in 2008, significant network and information systems investments were made to expand the Alice package and fiber networks) and operating efficiency recoveries due to a rigid control over the return on investments;

•	employees were 347 at December 31, 2009, a reduction of 60 units compared to December 31, 2008 and included 13 people with temporary work contracts (61 units at December 31, 2008).

5.3.8 YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

The following chart summarizes the main items which impacted profit attributable to owners the Parent in 2008:

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	REVENUES

Revenues amounted to 29,000 million euros in 2008, a decrease of 802 million euros, or 2.7%, compared to 29,802 million euros in 2007.

The table below sets forth, for the periods indicated, gross revenues and consolidated revenues by Business Unit.

	Year ended December 31,
	2008 (Restated)		2007 (Restated)
	Gross Revenues(1)	% of Consolidated revenues	Gross Revenues(1)	% of Consolidated revenues	Changes
	(a)		(b)		(a-b)%
	(millions of euros, except percentages)
Domestic	23,227	80.1	24,034	80.6	(807)	(3.4)
Brazil	5,208	18.0	4,990	16.7	218	4.4
Media, Olivetti and Other Operations (2)	857	3.0	999	3.4	(142)	(14.2)
Adjustments and eliminations	(292)	(1.1)	(221)	(0.7)	(71)	(32.1)

Total revenues	29,000	100.0	29,802	100.0	(802)	(2.7)

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

In 2008, in particular, revenues for the Domestic Business Unit were impacted by:

•

the positive change in Revenues from “innovative” businesses such as Fixed-line BroadBand Revenues (an increase of 186 million euros in 2008 compared to 2007), Interactive VAS Revenues from the Mobile business (an increase of 263 million euros in 2008 compared to 2007) and Revenues from ICT services (an increase of 115 million euros in 2008 compared to 2007);

•

the positive change in National Wholesale Revenues, despite a significant reduction in regulated prices, owing to the portion of access services by alternative operators to the Telecom Italia network (Unbundling of the Local Loop, Wholesale Line Rental, Bitstream, etc.) which grew compared to the prior year by 113 million euros. This change also made it possible to partly offset the negative trend of revenues from retail voice services;

•

the gradual reduction in certain negative effects caused by regulatory and contractual changes, such as the application of the “Bersani Decree”. These were related to top-up costs for mobile phones, the reduction in termination rates, the reduction in international roaming traffic rates within the EU and the above-mentioned change in prices relating to regulated bitstream wholesale services, unbundling and shared access, which during the year reduced revenues by approximately 830 million euros. This change, observed during the course of the year on a quarterly basis, reflected an impact of –418 million euros in the first quarter which decreased to –81 million euros in the fourth quarter.

The growth in revenues in the Brazil Business Unit from 4,990 million euros in 2007 to 5,208 million euros in 2008 was attributable to value-added services, growing by more than 30% (an increase of 105 million euros) compared to the prior year. This was evident in the increase of the TIM Web client base (BroadBand connectivity plans using mobile technology) which reached 425,000 at the end of the period, up 174% compared to year-end 2007.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	OTHER INCOME

Other income were detailed as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	86	90	(4)	(4.4)
Recovery of costs for employees, purchases and services rendered	51	50	1	2.0
Capital and operating grants	42	33	9	27.3
Damage compensation, penalties and sundry recoveries	64	40	24	60.0
Sundry income	93	170	(77)	(45.3)

Total other income	336	383	(47)	(12.3)

❖	OPERATING EXPENSES

Our operating expenses amounted to 23,899 million euros in 2008, a reduction of -2.2% compared to 24,447 million euros in 2007 (-548 million euros); such decrease is detailed as follows:

•

Acquisition of goods and services amounted to 13,120 million euros, a decrease of 322 million euros, or 2.4%, compared to 2007 (13,442 million euros). The reduction in costs for the portion of revenues to be paid to other operators and for commercial expenses of the Domestic Business Unit were partly offset by an increase in the interconnection costs of the Brazil Business Unit.

In detail:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of raw materials and merchandise	2,707	2,620	87	3.3
Portion of revenues due to other TLC operators and interconnection costs	4,927	5,279	(352)	(6.7)
Commercial and advertising costs	1,971	2,117	(146)	(6.9)
Power, maintenance and outsourced services	1,280	1,167	113	9.7
Rent and leases	572	562	10	1.8
Other service expenses	1,663	1,697	(34)	(2.0)

Total acquisition of goods and services	13,120	13,442	(322)	(2.4)

% on Revenues	45.2	45.1

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

•	Employee benefits expenses

Details are as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses at payroll:
Wages and salaries	2,597	2,579	18	0.7
Social security expenses	944	919	25	2.7
Employee severance indemnities	69	68	1	1.5
Other employee expenses	92	75	17	22.7

(A)	3,702	3,641	61	1.7

Temporary work costs (B)	38	40	(2)	(5.0)

Miscellaneous expenses for personnel and for other labor–related services rendered:
Remuneration of personnel other than employees	9	15	(6)	(40.0)
Charges for termination benefit plans	366	157	209	133.1
Other	(1)	(138)	137	99.3

(C)	374	34	340	—

Total employee benefit expenses (A+B+C)	4,114	3,715	399	10.7

% on Revenues	14.2	12.5

Employee benefit expenses were 4,114 million euros in 2008, an increase of 399 million euros, or 10.7%, compared to 2007 (3,715 million euros).

In 2008, wages and salaries, social security expenses and employee severance indemnities of the Parent and other Italian companies of the Group were higher following the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in the minimum salary contract terms established by the July 31, 2007 TLC collective national labor contract, for the two economic years 2007 and 2008; such increase was partially countered by the contraction in the average number of the salaried workforce (-2,843 units compared to 2007).

In 2008, charges for termination benefit plans (366 million euros) included 287 million euros relating to the Domestic Business Unit for the mobility agreements for collective dismissals under Law No. 223/91 signed with the labor unions by Telecom Italia (September 19, 2008) and Telecom Italia Sparkle (October 28, 2008), as well as 5 million euros for temporary layoff agreements, under Law No. 223/91, signed by Olivetti and Olivetti I-Jet (December 11, 2008).

Miscellaneous expenses for personnel and for other labor-related services rendered—other in 2007 (-138 million euros) included the positive impact of the profit bonus accrued in 2006 that was no longer due following agreements with the labor unions in June 2007 (-79 million euros) and the actuarial recalculation of the provision for employee severance indemnities as a result of applying the new law on supplementary benefits (-59 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy(1)	63,145	64,431	(1,286)	(2)
Average salaried workforce—Foreign(2)	10,363	11,304	(941)	(8.3)

Total average salaried workforce	73,508	75,735	(2,227)	(2.9)
Non-current assets held for sale—Foreign(3)	3,277	3,893	(616)	(15.8)

Total average salaried workforce—including Non-current assets held for sale	76,785	79,628	(2,843)	(3.6)

(1)	The change from 2007 includes the addition of Shared Service Center’s average headcount of 460 employees.

(2)	The change from 2007 includes the deduction of Entel Bolivia group’s average headcount of 1,381 employees.

(3)

In 2008 included the average salaried headcount of HanseNet (2,520 units) and the Liberty Surf Group, sold at the end of August 2008 (757 units). In 2007 included the average salaried headcount of HanseNet (2,543 units) and the Liberty Surf Group (1,350 units).

Group’s employees at December 31, 2008 and 2007 were as follows:

	As of December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	64,242	66,951	(2,709)	(4.1)
Employees—Foreign	11,078	12,287	(1,209)	(9.8)

Total Employees	75,320	79,238	(3,918)	(4.9)
Non-current assets held for sale—Foreign	2,505	4,191	(1,686)	(40.2)

Total Employees—including Non-current assets held for sale	77,825	83,429	(5,604)	(6.7)

The Group employee levels fell by 3,918 from year-end 2007 mainly due to a 2,674 employee decrease at Telecom Italia S.p.A., corresponding to more than 50% of the target in the efficiency plan presented by the Executive Committee on June 4, 2008.

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	687	927	(240)	(25.9)
Accruals to provisions	74	384	(310)	(80.7)
Indirect duties and taxes	315	283	32	11.3
TLC operating fees	282	266	16	6.0
Taxes on revenues of Brazilian companies	139	156	(17)	(10.9)
Penalties, compensation and administrative sanctions	63	60	3	5
Association dues and fees, donations, scholarships and traineeships	26	25	1	4
Sundry expenses	45	167	(122)	(73.1)

Total other operating expenses	1,631	2,268	(637)	(28.1)

% on Revenues	5.6	7.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

In 2008, impairments and expenses in connection with credit management included 402 million euros attributable to the Domestic Business Unit (652 million euros in 2007) and 280 million euros to the Brazil Business Unit (268 million euros in 2007). Charges for accruals made in 2008 in connection with receivables management took into account both the assessment of credit risks on consumer and business customers arising from the recent change in the macroeconomic scenario and the steps taken to recover receivables. Impairments and expenses in connection with credit management were higher in 2007 despite the worsening economic climate in 2008 due to certain one-off charges and regulatory developments.

In 2008, accruals to provisions, recognized mainly for pending disputes, included 31 million euros referring to the Domestic Business Unit (287 million euros in 2007, recorded in respect of negative developments in disputes of a regulatory nature with other fixed-line and mobile telephone operators) and 36 million euros to the Brazil Business Unit (18 million euros in 2007).

Sundry expenses referred to prior period income and expenses.

•

Depreciation and amortization, amounted to 5,676 million euros (5,518 million euros in 2007), an increase of 158 million euros, of which 96 million euros related to the amortization of intangible assets and 62 million euros to the depreciation of tangible assets.

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

•

Gains on disposals of non-current assets, amounted to 35 million euros (5 million euros in 2007) and included 9 million euros on the disposal of the Pay-per-View business segment by Telecom Italia Media in addition to other net gains mainly on the sale of properties.

•

Impairment losses on non-current assets, amounted to 12 million euros in 2008 (44 million euros in 2007). The writedown was effected after tax benefits were recorded in 2008 that had not been accounted for at the date of acquisition, since the assumptions for their recognition were believed not to exist at that time.

The impairment test for the cash-generating units of the Telecom Italia Group indicated that the recoverable amounts exceeded the carrying amounts, therefore no impairment losses were recognized on goodwill.

❖	OPERATING PROFIT

Operating profit was 5,437 million euros in 2008, a reduction of 301 million euros, or 5.2%, compared to 2007 (5,738 million euros). As a percentage of revenues, operating profit was 18.7% in 2008 (19.3% in 2007).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
ETECSA.	53	49	4	8.2
Sofora Telecomunicaciones S.A.	24	25	(1)	(4.0)
Tiglio I and Tiglio II	(7)	11	(18)	—
Other investments	(6)	1	(7)	—

Total	64	86	(22)	(25.6)

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 International Investments”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Dividends from other investments	3	7	(4)	(57.1)
Net gains on disposal of other investments	2	462	(460)	(99.6)
Writedowns of other investments and other income expenses	(1)	10	(11)	(110.0)

Total	4	479	(475)	(99.2)

In 2007, the net gains on disposals of Other investments included, in particular, the gain on the disposal of the entire stakes held in Oger Telecom (86 million euros), Capitalia (38 million euros), Mediobanca (109 million euros), Solpart Participações (201 million euros) and Brasil Telecom Participações (27 million euros).

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Fair value measurement of call options for 50% of Sofora Telecomunicaciones share capital.	(190)	70	(260)	(371.4)
Income on bond buybacks	62	—	62	—
Early termination of cash flow derivatives	19	55	(36)	(65.5)
Writedown of receivables from Lehman Brothers	(58)	—	(58)	—
Accrual to provisions for interest (Telecom Italia Sparkle case)	(10)	(8)	(2)	(25.0)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,434)	(2,300)	(134)	(5.8)

Total	(2,611)	(2,183)	(428)	(19.6)

The writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., related to derivative transactions hedging financial risks on existing financial payables with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. that were guaranteed by Lehman Brothers Holding Inc., when Lehman Brothers Holding Inc. announced that it had begun bankruptcy proceedings.

After the announcement, the Telecom Italia Group initiated legal action aimed at the early termination of those transactions and to recover the receivable. As a consequence of that action, since the Telecom Italia Group had a receivable with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., it wrote down that receivable to estimated realizable value by a total amount of 58 million euros.

In addition, in 2008, net finance expenses included an accrual of 10 million euros (8 million euros in 2007) to the provision for risks and charges due to the Telecom Italia Sparkle case.

The increase of 134 million euros in net finance expenses, fair value adjustments of derivatives and underlyings and other items includes 70 million euros due to the effect of higher interest rates and the change in debt exposure, 36 million euros for fair value adjustments of derivatives qualifying and not qualifying for hedge accounting, expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit (32 million euros) and other minor items.

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	INCOME TAX EXPENSE

Income tax expense amounted to 677 million euros and decreased by 984 million euros compared to 2007 (1,661 million euros). The reduction was mainly due to the following:

•

lower tax rates applied in calculating the current income tax in Italy: the IRES tax rate was reduced from 33% to 27.5% and the IRAP tax rate from 4.25% to 3.90% compared to 2007, with a total benefit to the Parent, Telecom Italia, of 137 million euros;

•

deferred tax assets recorded by some Group companies which became recoverable starting in 2008 (approximately 90 million euros). The year 2007 had benefited from the net recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of subsidiaries residing in the European Union, for 96 million euros;

•

a net benefit of 515 million euros resulting from the difference between 1,048 million euros, arising mainly from the release to the separate income statement of deferred tax liabilities, and 533 million euros of substitute tax. For further details please see “Note-Income tax expense”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report;

•	lower taxable income.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

The loss from Discontinued operations/Non-current assets held for sale was 39 million euros (a loss of 99 million euros in 2007) and mainly included the following:

•	the net impact of Liberty Surf Group S.A.S., being the balance between the gain on the disposal and the company’s negative contribution to the consolidated result (-28 million euros);

•

HanseNet’s negative contribution on consolidation, including an impairment loss of 21 million euros and the net contribution of the company to the consolidated result (for a total of -10 million euros);

•	additional expenses connected with sales transactions in previous years (-1 million euros).

In 2007, the loss from Discontinued operations/Non-current assets held for sale mainly included the following:

•	the loss of 222 million euros related to the Liberty Surf group;

•	the release of a provision net of additional accruals to the provision and expenses connected with sales transactions which took place in prior years for 36 million euros;

•	HanseNet’s positive contribution on consolidation for 87 million euros.

5.3.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2007.

❖	DOMESTIC

With respect to the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Business Unit has changed from the one presented in the 2008 Annual Report in which such information had been organized by fixed and mobile technology businesses. For further details regarding the new “customer centric” organization please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.1 Domestic”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	23,227	24,034	(807)	(3.4)
Operating profit	5,405	5,660	(255)	(4.5)
• % of Revenues	23.3	23.5
Capital expenditures	3,658	4,064	(406)	(10.0)
Employees at year-end (units)	61,816	64,362	(2,546)	(4.0)

Revenues decreased by 807 million euros, or 3.4%, from 24,034 million euros in 2007 to 23,227 million euros in 2008.

In detail, an analysis of the Domestic Business Unit’s revenues is as follows:

•	Core Domestic

	Year ended December 31,
	2008 (Restated)	2007 (Restated)(1)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(2)	22,104	22,984	(880)	(3.8)
Operating profit	5,163	5,491	(328)	(6.0)
• % of Revenues	23.4	23.9
Capital expenditures	3,501	3,962	(461)	(11.6)
Employees at year-end (units)	60,539	63,118	(2,579)	(4.1)

(1)	For 2007 an analysis of Core Domestic revenues by market segment is not available as this kind of encoding was not foreseen at that time in our information systems.

(2)	The values indicated are net of intersegment relationship.

In the Core Domestic Market, revenues decreased by 880 million euros compared to 2007 (-3.8%) mainly due to declines in Retail fixed and mobile voice revenues as well as due to the competitive environment in which the company was operating. In the fixed-line business the revenue reduction was mainly due to the contraction in the customer base (-1.9 million lines compared to December 31, 2007, equal to -10%) and traffic volumes, also attributable to the migration from fixed-mobile to mobile-mobile solutions. This trend was partially offset by the growth of national wholesale services, Broadband and ICT. In the Mobile business lower revenues were mainly due to the smaller customer base and to the reduction in mobile termination rates.

•	International Wholesale

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,830	1,849	(19)	(1.0)
Operating profit	236	170	66	38.8
• % of Revenues	12.9	9.2
Capital expenditures	163	108	55	50.9
Employees at year-end (units)	1,277	1,244	33	2.7

In international Wholesale, where the Telecom Italia Group operates through Telecom Italia Sparkle and its subsidiaries, revenues fell by 19 million euros (-1.0%) compared to 2007.

* * *

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

In addition to the summary reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology are reported below:

	Year ended December 31,
	2008 (Restated)			2007 (Restated)			Change %
DOMESTIC	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros, except percentages)
Total Core Domestic	22,104	13,585	9,687	22,984	14,227	9,905	(3.8)	(4.5)	(2.2)
International Wholesale	1,830	1,830	—	1,849	1,849	—	(1.0)	(1.0)	—
Eliminations	(707)	(415)	—	(799)	(518)	—	—	—	—

Total Domestic	23,227	15,000	9,687	24,034	15,558	9,905	(3.4)	(3.6)	(2.2)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from fixed telecommunications

Revenues from fixed telecommunications amounted to 15,000 million euros in 2008 and decreased by 558 million euros compared to 2007 (-3.6%). The following chart shows the trend of revenues in the major business areas.

Retail voice

	Year ended December 31,
	2008 (Restated)		2007 (Restated)		Changes
	(a)%		(b)%		(a-b)%
	(millions of euros, except percentages)
Traffic	3,118	41.4	3,524	42.2	(406)	(11.5)
Access	3,668	48.8	3,938	47.1	(270)	(6.9)
VAS	252	3.3	351	4.3	(99)	(28.2)
Telephony Products	486	6.5	539	6.4	(53)	(9.8)

Total Retail voice	7,524	100.0	8,352	100.0	(828)	(9.9)

Retail voice revenues showed an ongoing contraction in the customer base and traffic volumes due to the competitive environment in which the company was operating. In 2008, the number of Telecom Italia physical access lines fell by approximately 1.9 million compared to year-end 2007 (-10%). This was partly prompted by the availability, starting from 2008, of new access solutions to the Telecom Italia network (Wholesale Line Rental) typically targeting customers who had previously migrated their telephone traffic to alternative operators using non-infrastructure solutions such as carrier selection and pre-selection. The impact in terms of lower access revenues (-270 million euros), for the domestic business, was partly compensated by the growth of national wholesale services.

The national market, following the international trend, continued its migration from fixed-mobile to mobile-mobile solutions. This, in fact, accounted for more than 50% of the total contraction in traffic revenues (-406 million euros).

In addition to the market changes above, retail voice revenues were also affected during the year by the following:

–	the effect of the reduction in regulated fixed-mobile termination rates (approximately 100 million euros entirely offset by lower interconnection costs with mobile operators);

–	the discontinuance of some obligatory and voluntary Premium services which had a sharp impact on revenues.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Internet

	Year ended December 31,
	2008 (Restated)		2007 (Restated)		Changes
	(a)%		(b)%		(a-b)%
	(millions of euros, except percentages)
Total Internet	1,630	100	1,468	100	162	11.0
of which content/portal	120	7.4	78	5.3	42	53.8

The total domestic retail BroadBand access portfolio grew by 327,000 from year-end 2007 to 6.8 million at year-end 2008. Within the scope of this expansion of the customer base and consistent with the value strategy followed by the Company for the entire year, Flat-rate packages now accounted for 77% of the total retail BroadBand customer portfolio, up 677,000 from year-end 2007. The VoIP customer portfolio reached approximately 2 million accesses and stands at 30% of total retail BroadBand accesses. IPTV expansion continued on the Consumer market (the portfolio was 329,000 customers at December 31, 2008, +249,000 compared to year-end 2007), while offers and web activities are being developed through the Virgilio/Alice portal.

The above sales actions led to a growth in BroadBand revenues of 13.4% (an increase of 186 million euros).

Data Business

	Year ended December 31,
	2008 (Restated)		2007 (Restated)		Changes
	(a)%		(b)%		(a-b)%
	(millions of euros, except percentages)
Leased lines	198	11.5	239	14.3	(41)	(17.2)
Data Transmission	552	32.1	581	34.7	(29)	(5.0)
Data Product	211	12.3	208	12.4	3	1.4
ICT	759	44.1	645	38.6	114	17.7
of which ICT Service	448		372		76	20.4
of which ICT Products	311		272		39	14.3

Total Data Business	1,720	100.0	1,673	100.0	47	2.8

Revenues for the Data Business rose by 47 million euros (+2.8%) from 2007. This highlighted the company’s ability to counter the contraction in data transmission and connectivity services supplied to companies with the development of revenues from ICT services which increased by 115 million euros (17.9%, of which 20.4% growth in services, accounting for 59% of revenues mix) due to specific turn-key offers for the Corporate and SME segment.

Wholesale

	Year ended December 31,
	2008 (Restated)		2007 (Restated)		Changes
	(a)%		(b)%		(a-b)%
	(millions of euros, except percentages)
National Wholesale	2,459	65.1	2,383	63.0	76	3.2
International Wholesale	1,318	34.9	1,409	37.0	(91)	(6.5)

Total Wholesale	3,777	100.0	3,792	100.0	(15)	(0.4)

Despite the effect of lower incoming traffic, revenues from national Wholesale, on the whole, rose by 76 million euros (+3.2%) over the prior year.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The customer portfolio of Telecom Italia’s Wholesale division reached approximately 5 million accesses for telephone services and 1.3 million for BroadBand services at year-end 2008. Such dynamics generated a positive impact on the national wholesale business which recorded, compared to the correlated revenues from access services to the Telecom Italia network, an increase of 113 million euros, taking into account the impact of the aforementioned reduction in regulated prices.

In international Wholesale services, revenues fell by 91 million euros (-6.5%) compared to 2007. The reduction is entirely due to lower transit revenues.

•	Revenues from Mobile Telecommunications

Revenues from mobile telecommunications for 2008 amounted to 9,687 million euros, a decrease of 218 million euros compared to 2007.

In particular:

•

Outgoing voice revenues were 4,969 million euros in 2008, a reduction of 291 million euros (-5.5%) from 2007, mainly due to the continuing impact of certain regulations, including in particular the “Bersani Decree”. In the fourth quarter, a consumer customer rate repricing policy brought the quarter’s performance in line with the same quarter of the prior year (1,248 million euros, + 1 million euros compared to 2007).

•	Incoming voice revenues were 1,684 million euros in 2008, an increase of 170 million euros (+11.2%).

•

Value-added Services revenues amounted to 2,174 million euros in 2008 and grew by 12.7% compared to 2007. Such growth was boosted by the steady increase in BroadBand customers (“web BroadBand active users”) which rose by 1.4 million to 2.6 million users at year-end 2008.

This led to an increase in interactive VAS service revenues of more than 30% (+263 million euros) which entirely accounts for the above revenue growth over the prior year. Traditional VAS revenues (messaging) are basically in line with the prior year.

The growing contribution of these services was evidenced by the percentage of VAS revenues to all service revenues which for 2008 were approximately 25% (21% in 2007).

•

Handset sale revenues were 860 million euros in 2008, an increase of 86 million euros compared to 2007. Although the overall quantity of handsets sold decreased, the growth in revenues was achieved by improving the product mix with handsets in the high-end range (3G, Netbooks and Internet Keys which accounted for more than 60% of handset volume sales in 2008) leading to higher average prices (+24%). This policy was a key factor in contributing to raising innovative VAS penetration.

Operating profit decreased by 255 million euros in 2008, or 4.5%, from 5,660 million euros in 2007 to 5,405 million euros in 2008, with the percentage of operating profit to revenues at 23.3% (23.5% in 2007). Operating profit performance was affected by higher depreciation and amortization charges (+172 million euros). That negative effect was partly offset by the increase in the net balance of gains (losses) on disposals of non-current assets (+15 million euros).

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totaled 9,649 million euros, a reduction of 411 million euros (-4.1%) compared to 2007. The change was mainly due to a decrease in the amount to be paid to other operators following the reduction in the termination rates of voice calls on the networks of other operators from fixed-line and mobile networks and a decrease in International Wholesale transits. Interconnection costs in 2007 were also affected by the resolution of disputes of a regulatory nature with other operators;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

•	employee benefits expenses are detailed as follows:

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(millions of euros)
Employee benefits expenses at payroll:
• Ordinary employee benefits	3,351	3,412	(61)
• Telecom Italia S.p.A. starting costs for early retirements agreements under Law 223/1991	287	—	287
• Profit bonus accrued in the second half of 2006 and no longer due following agreements reached with the unions in June 2007	—	(79)	79
• Actuarial calculation for employee benefits regarding the provision for employee severance indemnities owing to the application of the new law dealing with supplementary pension benefits	—	(51)	51

Total employee benefits expenses	3,638	3,282	356

Excluding, in 2008, the expenses connected with early retirements agreements under Law 223/1991 and, in the prior year, the benefits associated with the profit bonus and the actuarial recalculation of employee severance indemnity, employee benefits expenses decreased by 61 million euros. The reduction was due to the reduction in the average headcount which was partly offset by higher costs connected with contractual minimum salary increases;

•

other operating expenses amounted to 718 million euros (1,399 million euros in 2007). The change was mainly due to lower impairments and expenses connected with receivables management and lower charges for accruals to provisions (-550 million euros).

The accruals for receivables management set aside in 2008 take into account the assessment of credit risks with consumers and business customers arising from recent changes in the macroeconomic environment and also measures to recover receivables put into place in the fixed-line area.

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

Capital expenditures were 3,658 million euros in 2008 compared to 4,064 million euros in 2007, a decrease of 406 million euros, or 10.0%. The percentage of capital expenditures to revenues is equal to 15.7% (16.9% in 2007). In particular:

•

Capital expenditures for fixed-line telecommunications were 2,500 million euros (a decrease of 220 million euros compared to 2007) and were principally earmarked for BroadBand development and new services (overall approximately 41% of total fixed-line investments) and the upgrading of the network and information systems (approximately 40%). The remaining capital expenditures were directed to the consolidation of traditional services and meeting regulatory provisions and the law.

As for BroadBand development and new services, the most important commitment continued to be ADSL Alice, with access speeds up to 20 Mbps, linked also to the IPTV service offering.

Capital expenditures also included work to develop the new access platform in fiber optics (Next Generation Network 2 or NGN2) to provide very high speed services.

Other capital expenditures were allocated to telephone and data networks and operating and support systems for commercial activities. These include the Next Data Center Generation project geared to optimizing the Data Center server structure and support Information Technology packages aimed at companies.

•

Capital expenditures for mobile telecommunications amounted to 989 million euros (a decrease of 150 million euros compared to 2007). Approximately 32% was for handset packages, using contracts that are usually for two years, aimed at increasing customer loyalty.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The development of the UMTS and HSDPA third-generation network (approximately 20% of mobile capital expenditures including the core network) was aimed at increasing coverage for high-speed Internet (up to 7 Mbps) and transmission of multimedia content.

Actions taken to extend the range of services offered to customers are also important (MTV mobile plans addressed to the youth market, Family solutions, Home Zone and Milleuna TIM etc.) and entailed capital expenditures equal to approximately 14% of total mobile investments.

The remaining amount of capital expenditures was being allocated to the network platform (approximately 11%) primarily to upgrade software in exchange centers, the development of information systems (approximately 17%) to support the acquisition, caring and after-sales phases and the traditional GSM services platform (approximately 6%).

Employees were 61,816, with a reduction of 2,546 compared to December 31, 2007, and included 638 people with temporary work contracts (1,278 at December 31, 2007).

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	2008 (Restated)	2007 (Restated)	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	5,208	4,990	13,951	13,293	658	4.9
Operating profit	189	150	507	399	108	27.1
• % of Revenues	3.6	3.0	3.6	3.0
Capital expenditures	1,348	865	3,612	2,305	1,307	56.7
Employees at year-end (units)	10,285	10,030	10,285	10,030	255	2.5

Revenues increased by 658 million Brazilian reais, or 4.9%, from 13,293 million Brazilian reais in 2007 to 13,951 million Brazilian reais in 2008, recording an increase in revenues from services of 6.1%, within which VAS revenues rose by 31% compared to 2007. The growth of the customer base, together with steady competitive pressure that featured promotions, especially Internet traffic packages, gradually diluted average monthly revenues per user, which was the highest in the Brazilian market during this period.

Operating profit increased by 108 million Brazilian reais in 2008, or 27.1%, from 399 million Brazilian reais in 2007 to 507 million Brazilian reais in 2008, with the percentage of operating profit to revenues at 3.6% (3.0% in 2007). This result was due to higher revenues and lower depreciation charges since the TDMA network was completely depreciated.

This result was achieved through a strict cost control policy as competition in the Brazilian market eroded prices and per unit service margins.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 8,107 million Brazilian reais, increased by 8.3% compared to 2007 (7,487 million Brazilian reais), mainly as a result of higher interconnection costs, due to the rise in traffic generated, and other selling costs;

•

employee benefit expenses, amounting to 626 million Brazilian reais, rose by 31 million Brazilian reais (+5.2%) from 2007 owing to an increase in headcount where the average went from 8,847 in 2007 to 9,240 in 2008. The percentage of employee benefit expenses to revenues was 4.5% in 2008, the same as 2007;

•	other operating expenses were 2,381 million Brazilian reais (2,185 million Brazilian reais in 2007) and included taxes on revenues, indirect taxes and telecommunications operating fees (1,496 million

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Brazilian reais in 2008 compared to 1,387 million Brazilian reais in 2007), impairments and losses on receivables (749 million Brazilian reais in 2008 compared to 715 million Brazilian reais in the prior year), mainly regarding the Televendita sales channel, and other charges for accruals and sundry items (136 million Brazilian reais in 2008 compared to 83 million Brazilian reais in 2007).

Capital expenditures were 3,612 million Brazilian reais in 2008 compared to 2,305 million Brazilian reais in 2007, an increase of 1,307 million Brazilian reais, or 56.7%. This increase was due to the purchase of the 3G licenses (1,239 million Brazilian reais), the growth of the customer base and investments in network infrastructures and third-generation IT.

On April 29, 2008, the contracts relating to the licenses for 3G services were signed. At that time, Tim Brasil paid 10% of the total value of the licenses acquired and paid the remaining 90% in December 2008.

The allotted licenses cost was 1,325 million Brazilian reais; their present value was 1,239 million Brazilian reais and the difference of 86 million Brazilian reais was recorded in finance expenses.

Employees at December 31, 2008 were 10,285 units, up 2.5% compared to December 31, 2007 (10,030 units).

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	287	263	24	9.1
Operating profit (loss)	(113)	(117)	4	3.4
• % of Revenues	(39.4)	(44.5)
Capital expenditures	50	69	(19)	(27.5)
Employees at year-end (units)	967	1,016	(49)	(4.8)

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment realizing a consolidated gain, net of transaction costs, of 9 million euros, and received proceeds of 16 million euros.

The table below sets out the main operating data of the segment sold for the periods indicated.

	Year ended December 31,
	1.1 –11.30.2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	71	57	14	24.6
Operating profit (loss)	(18)	(13)	(5)	(38.5)

• % of Revenues	(25.4)	(22.8)

Restated data for 2008 and 2007 are reported below and excludes the results of the segment sold.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	224	215	9	4.2
Operating profit (loss)	(104)	(104)	—	—
• % of Revenues	(46.4)	(48.4)
Capital expenditures	49	67	(18)	(26.9)
Employees at year-end (units)	967	992	(25)	(2.5)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

Revenues were 224 million euros, an increase of 4.2% compared to 215 million euros in 2007. The increase in revenues was attributable to:

•

revenues from the Free to Air analog business area of 154 million euros, down 6 million euros (-3.9%) compared to 2007. Lower revenues from advertising sales (-13 million euros, of which -5 million euros related to La7 and -8 million euros to MTV), were partly compensated by the increase in the production of content and events sold to third parties (+7 million euros);

•

revenues from Multimedia operations were 44 million euros and grew by 40.3% (+13 million euros) compared to 2007 (31 million euros). This change was due to an increase in the contribution by the Content Competence Center operations for Telecom Italia (+5 million euros), the launch of MTV Mobile in 2008 (+7 million euros) and higher revenues from the broadcasting of five Satellite Channels on Sky (compared to three Satellite Channels in 2007);

•

revenues from Digital Terrestrial operations were 17 million euros, compared to 14 million euros in 2007 (+16.9%). Higher sales from the lease of digital band by the Network Operator contributed to this performance;

•	revenues from the News business area were 10 million euros, up 1.0% over 2007.

Operating profit (loss) was a loss of 104 million euros as in 2007. This result was also due to higher amortization charges of La7 and MTV Italia television rights (+4 million euros) offset by lower depreciation charges as a result of extending the useful life of Digital Terrestrial infrastructures (-3 million euros) following amendments to the law in the second half of 2008: in fact, on August 4, 2008, an amendment to the law extended the useful life of digital frequencies from June 30, 2018 to December 31, 2028.

In particular:

•

operating profit (loss) of Free to Air analog business area was a loss of 74 million euros, up by 12 million euros compared to 2007 (-62 million euros). The contraction in advertising revenues was more than offset by decisive action taken to cut operating costs. However, expenses for organizational restructuring costs had an impact on operating profit of 6 million euros, including the costs to reach a settlement on the dispute with La7 journalists which will have considerable positive repercussions in the next two years. The change in the contribution to operating profit by MTV compared to 2007 is almost entirely due to the decline in advertising sales, which was only partly compensated by a reduction in costs and includes organizational restructuring expenses;

•

besides the aforementioned increase in sales, Digital Terrestrial operations reported an improvement in operating loss of 5 million euros compared to 2007 (-32 million euros), due to a reduction in costs attributable to a more efficient management of operations (1 million euros);

•	the Multimedia operations improved its operating profit by 7 million euros over the prior year, from 9 million euros in 2007 to 16 million euros in 2008;

•

the News business area posted a negative operating profit of 7 million euros in 2008 compared to a negative 6 million euros in 2007. The change is entirely due to organizational restructuring expenses.

Capital expenditures were 49 million euros (67 million euros in 2007). They were mainly investments in the Television area and included the acquisition of infrastructure for the development of the Digital Terrestrial network (10 million euros) and the acquisition of television rights extending beyond one year (27 million euros). In 2007, capital expenditures included 17 million euros for the acquisition of frequencies in the Sicily region.

Employees at December 31, 2008 were 967 units, a reduction of 25 units compared to December 31, 2007 and included 78 people with temporary work contracts (70 at December 31, 2007).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	352	408	(56)	(13.7)
Operating profit (loss)	(37)	(66)	29	43.9
• % of Revenues	(10.5)	(16.2)
Capital expenditures	3	8	(5)	(62.5)
Employees at year-end (units)	1,194	1,279	(85)	(6.6)

Revenues were 352 million euros in 2008, a decrease of 56 million euros compared to 2007.

In 2008 there was a significant reduction in the sales of faxes using ink-jet technology and related accessories, as a direct consequence of the installation of fewer faxes. Following the decision to suspend the development and manufacture of multifunctional ink-jet products, sales decreased considerably, despite the supply contract with an important foreign customer which sustained sales in the first six months of 2008. Printers for banking teller applications, although adversely affected by a reduction in prices due to the weakness of the U.S. dollar against the euro, basically held firm in terms of volumes.

The improvement in the results reached in the Italian market was due to the supply of 11,000 counter printers to Poste Italiane S.p.A. and the growing importance of the volumes of fiscal cash registers.

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

Operating loss was 37 million euros, an improvement of 29 million euros compared to 2007 (a loss of 66 million euros). Operating loss was also affected by employee benefits expenses in connection with expenses linked to the collective dismissal procedure (mobility) under Law 223/91 signed with the labor unions on December 11, 2008, charges for accruals and expenses for termination benefit incentives owing to a reorganization of foreign commercial subsidiaries and charges for accruals for manager termination benefit incentives.

Capital expenditures amounted to 3 million euros, with a decrease of 5 million euros compared to 2007.

Employees were 1,194 units (1,088 in Italy and 106 abroad) at December 31, 2008 compared to 1,279 units (1,143 in Italy and 136 abroad) at December 31, 2007.

❖	INTERNATIONAL INVESTMENTS

BBNED GROUP

The following table sets forth, for the periods indicated, certain financial and other data for the BBNed Group.

	Year ended December 31,
	2008 (Restated)	2007 (Restated)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	84	77	7	9.1
Operating profit (loss)	(17)	(4)	(13)	—
• % of Revenues	(20.2)	(5.2)
Capital expenditures	25	14	11	78.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2009

The key results for the year 2008 can be summarized as follows:

•

revenues amounted to 84 million euros, 7 million euros higher than in 2007 (+9.1%). The customer portfolio of approximately 166,000 units was approximately 22,000 lower than on December 31, 2007 owing to the loss of lines in ADSL Wholesale (-38,000), Fiber and Voice Wholesale (-24,000), which was partly offset by the growth of ADSL connections in the Retail area (+40,000);

•	operating profit (loss) was a loss of 17 million euros in 2008; in 2007 it was a loss of 4 million euros;

•	capital expenditures totaled 25 million euros, increasing 11 million euros compared to the prior year (14 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

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

The Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which enables it to cover refinancing needs for the next 18-24 months.

5.4.1    LIQUIDITY

The Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal uses of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders, and strategic investments, such as international acquisitions and investments. In 2009, conditions in the European and U.S. financial markets allowed the Group to issue new bonds and enter into new funding arrangements under favorable conditions.

For additional details, reference should be made to the Note “Financial risk management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2009	2008 (Restated)	2007 (Restated)
	(millions of euros)
Cash flows from (used in) operating activities	5,475	8,261	8,395
Cash flows from (used in) investing activities	(4,569)	(6,672)	(4,045)
Cash flows from (used in) financing activities	(881)	(2,409)	(5,225)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale(*)	61	(41)	95

Aggregate cash flows (A)	86	(861)	(780)
Net cash and cash equivalents (**) at beginning of the year (B)	5,226	6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (C)	172	(117)	24

Net cash and cash equivalents (**) at end of the year (D=A+B+C)	5,484	5,226	6,204

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.

(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows from operating activities. Cash flows from operating activities were 5,475 million euros in 2009, 8,261 million euros in 2008 and 8,395 million euros in 2007.

2009 compared to 2008

The decrease in 2009 compared to 2008 of 2,786 million euros was primarily attributable to:

•	a decrease in depreciation and amortization of 125 million euros (5,551 million euros in 2009 compared to 5,676 million euros in 2008);

•

the negative effect of impairment losses (reversals) on non-current assets (including investments) of 185 million euros (a net source of 27 million euros in 2009 compared to a net source of 212 million euros in 2008);

•	the negative effect of change in employee benefits liabilities of 406 million euros (a net use of 173 million euros in 2009 compared to a net source of 233 million euros in 2008);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

the negative effect of change in trade receivables and net amounts due from customers on construction contracts of 401 million euros (a net source of 336 million euros in 2009 compared to a net source of 737 million euros in 2008);

•	the negative effect of change in trade payables of 407 million euros (a net use of 995 million euros in 2009 compared to a net use of 588 million euros in 2008);

•	the negative effect of net change in current income tax receivables/payables of 2,248 million euros (a net use of 1,170 million euros in 2009 compared to a net source of 1,078 million euros in 2008).

Such reductions in cash flows were partially offset by:

•	the positive effect of net change in deferred tax assets and liabilities equal to 983 million euros (from a net use of 1,031 million euros in 2008 to a net use of 48 million euros in 2009);

•

the increase in net gains realized on disposals of non-current assets (including investments) of 92 million euros (from a net use of 37 million euros in 2008 to a net source of 55 million euros in 2009);

•	the positive effect of change in inventories of 44 million euros (from a net use of 74 million euros in 2008 to a net use of 30 million euros in 2009).

2008 compared to 2007

The decrease in 2008 compared to 2007 of 134 million euros was primarily attributable to:

•	a reduction of 242 million euros in profit from continuing operations (a profit of 2,217 million euros in 2008 compared to a profit of 2,459 million euros in 2007);

•	the negative effect of net change in deferred tax assets and liabilities equal to 1,966 million euros (from a net source of 935 million euros in 2007 to a net use of 1,031 million euros in 2008);

•	the negative effect of change in trade payables of 1,170 million euros (from a net source of 582 million euros in 2007 to a net use of 588 million euros in 2008).

Such reductions in cash flows were partially offset by:

•	an increase in depreciation and amortization of 158 million euros (5,676 million euros in 2008 compared to 5,518 million euros in 2007);

•

the positive effect of impairment losses (reversals) on non-current assets (including investments) of 246 million euros (a net source of 212 million euros in 2008 compared to a net use of 34 million euros in 2007);

•

the decrease in net gains realized on disposals of non-current assets (including investments) of 430 million euros (from a net gain of 467 million euros in 2007 to a net gain of 37 million euros in 2008);

•	the positive effect of change in employee benefits liabilities of 447 million euros (a net source of 233 million euros in 2008 compared to a net use of 214 million euros in 2007);

•

the positive effect of change in trade receivables and net amounts due from customers on construction contracts of 624 million euros (a net source of 737 million euros in 2008 compared to a net source of 113 million euros in 2007);

•	the positive effect of net change in current income tax receivables/payables of 861 million euros (a net source of 1,078 million euros in 2008 compared to a net source of 217 million euros in 2007);

•

the positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 514 million euros (a net use of 98 million euros in 2008 compared to a net use of 612 million euros in 2007).

Cash flows used in investing activities. Cash flows used in investing activities were 4,569 million euros in 2009, 6,672 million euros in 2008 and 4,045 million euros in 2007.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

2009 compared to 2008

The decrease in cash used in investing activities in 2009 compared to 2008 of 2,103 million euros was mainly due to:

•	a decrease in capital expenditures (tangible and intangible assets on a cash basis) of 1,535 million euros (3,924 million euros in 2009 compared to 5,459 million euros in 2008);

•	a positive effect of change in financial receivables and other financial assets of 1,064 million euros (a net use of 692 million euros in 2009 compared to a net use of 1,756 million euros in 2008).

Such effects were partially offset by:

•

a decrease of 465 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net use of 13 million euros in 2009 compared to a net source of 452 million euros in 2008);

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of 31 million euros (a net source of 66 million euros in 2009 compared to a net source of 97 million euros in 2008).

2008 compared to 2007

The increase in cash used in investing activities in 2008 compared to 2007 of 2,627 million euros was mainly due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of 757 million euros (5,459 million euros in 2008 compared to 4,702 million euros in 2007);

•	a negative effect of change in financial receivables and other financial assets of 1,882 million euros (a net use of 1,756 million euros in 2008 compared to a net source of 126 million euros in 2007);

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of 1,068 million euros (a net source of 97 million euros in 2008 compared to a net source of 1,165 million euros in 2007).

Such effects were partially offset by:

•

an increase of 449 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (452 million euros in 2008 compared to 3 million euros in 2007);

•

in 2008, the acquisition of control of subsidiaries or other businesses, net of cash acquired, was nil (in 2007 amounted to 636 million euros and was principally related to the purchase of the controlling interest of the Internet activities of AOL Germany, the entire stake of InterNLnet B.V. and Shared Service Center).

Cash flows used in financing activities. Cash flows used in financing activities were 881 million euros in 2009, 2,409 million euros in 2008 and 5,225 million euros in 2007.

Cash flows used in financing activities in 2009 of 881 million euros reflected mainly the following:

•

an increase in financial liabilities and other of 180 million euros, as a result of the issuance of new debt (5,563 million euros) partially offset by repayments of non-current financial liabilities (4,260 million euros) and the change in current financial liabilities and other (1,123 million euros);

•	the payment of dividends of 1,050 million euros.

Cash flows used in financing activities in 2008 of 2,409 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 718 million euros, as a result of repayments of non-current financial liabilities (4,302 million euros) partially offset by the issuance of new debt (2,317 million euros) and the change in current financial liabilities and other (1,267 million euros);

•	the payment of dividends of 1,665 million euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows used in financing activities in 2007 of 5,225 million euros reflected the following:

•

a decrease in financial liabilities and other of 2,394 million euros, as a result of repayments of non-current financial liabilities (5,218 million euros) partially offset by the issuance of new debt (2,622 million euros) and the change in current financial liabilities and other (202 million euros);

•	the payment of dividends of 2,831 million euros.

5.4.2     CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “5.3.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2009 Net Financial Debt was 34,747 million euros compared to 34,039 million euros at December 31, 2008 (an increase of 708 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our 2010-2012 Strategic Plan we confirmed among our strategic priorities and targets the ongoing reduction in the Group’s net financial debt.

Please see “Introduction–Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information–3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial target we have established.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Net Financial Debt is detailed in the following table:

	As of December 31,
	2009	2008 (Restated)	2007 (Restated)
	(millions of euros)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Bonds	26,369	25,680	27,559
—Amounts due to banks, other financial payables and liabilities	8,818	9,134	7,683
—Finance lease liabilities	1,565	1,713	1,809

	36,752	36,527	37,051

Current financial liabilities (Short-term debt), excluding financial liabilities relating to Discontinued operations/Non-current assets held for sale
—Bonds	3,667	4,497	4,521
—Amounts due to banks, other financial payables and liabilities	3,069	1,496	1,802
—Finance lease liabilities	250	274	262

	6,986	6,267	6,585

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	659	—	—

GROSS FINANCIAL DEBT (A)	44,397	42,794	43,636

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	15	15	9
—Financial receivables and other non-current financial assets	1,092	2,648	686

	1,107	2,663	695

Current financial assets, excluding financial assets relating to Discontinued operations/Non-current assets held for sale
—Securities other than investments	1,843	185	390
—Financial receivables and other current financial assets	1,115	491	377
—Cash and cash equivalents	5,504	5,416	6,473

	8,462	6,092	7,240

Financial assets relating to Discontinued operations/Non-current assets held for sale	81	—	—

FINANCIAL ASSETS (B)	9,650	8,755	7,935

NET FINANCIAL DEBT (A—B)	34,747	34,039	35,701

The non-current portion of gross financial debt was 36,752 million euros at December 31, 2009 (36,527 million euros at December 31, 2008 and 37,051 million euros at December 31, 2007) and corresponds to 82.8% of total gross financial debt.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its interest rate exposure, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 60%-70% fixed-rate and 40%-30% floating-rate.

In managing market risk, the Group adopts a “guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The volatility of interest rates and exchange rates featured prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities at the end of 2008.

❖	CHANGE IN NET FINANCIAL DEBT DURING 2009

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2009:

In particular:

•	Capital expenditures on an accrual basis were 4,543 million euros in 2009, a decrease of 497 million euros compared to 2008. The breakdown is as follows:

	Year ended December 31,
	2009		2008 (Restated)		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,523	77.5	3,658	72.6	(135)
Brazil—Purchase of 3G licenses	—	—	477	9.4	(477)
Brazil—Other investments	964	21.2	871	17.3	93
Media, Olivetti and other activities	64	1.4	79	1.6	(15)
Adjustments	(8)	(0.1)	(45)	(0.9)	37

Total	4,543	100.0	5,040	100.0	(497)

% on revenues	16.7		17.4

Capital expenditures in 2008 included 477 million euros relating to the purchase of the mobile telephone licenses for the Brazil Business Unit’s 3G service. The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of frequencies assigned to the operator IPSE, is also due to the impact of programs to cut costs and capital expenditures begun in 2008.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	Disposal of investments and other divestitures

Disposal of investments and other divestitures amounted to 53 million euros in 2009 (599 million euros in 2008) and refers principally to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer returning of the advances that had been paid by Telecom Italia (about 21 million euros).

The disposal of investments and other divestitures in 2008 were mainly related to the sale, in August 2008, of the Liberty Surf group (euro 744 million, including the deconsolidation of the net financial debt of the subsidiary sold) and the sale, in December 2008, of the Pay-per-View Business segment.

•	Financial investments and treasury shares buyback

Financial investments and treasury shares buybacks amounted to 65 million euros in 2009, and refers not only to the entry of Intelig in the scope of consolidation but also to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated 2008 TOP Plan. The average unit price was 0.92959 euros per share (including brokerage commissions) with a total investment of 11 million euros.

Moreover, in July 2009, the Parent, Telecom Italia, purchased on the market 39,500 Telecom Italia Media savings shares to add to the 221,000 Telecom Italia Media savings shares already held. Such purchases required a total disbursement of 4,470 euros, corresponding to the average cost of 0.11317 euros per share (including commissions).

The purchases of Telecom Italia and Telecom Italia Media shares were made through Mediobanca pursuant to a mandate to purchase shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

***

The following should also be taken into account with respect to net financial debt:

•	Sale of receivables to factoring companies

The sale of receivables to factoring companies finalized in 2009 led to a positive effect on net financial debt at December 31, 2009 of 1,034 million euros (794 million euros at December 31, 2008).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

❖	CHANGE IN NET FINANCIAL DEBT DURING 2008

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2008:

(*)	Net of cash flow from assets disposed of.

In particular:

•	Capital expenditures on an accrual basis were 5,040 million euros in 2008 (5,031 million euros in 2007). The breakdown is as follows:

	Year ended December 31,
	2008 (Restated)		2007 (Restated)		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,658	72.6	4,064	80.8	(406)
Brazil	1,348	26.7	865	17.2	483
Media, Olivetti and other activities	79	1.6	107	2.1	(28)
Adjustments	(45)	(0.9)	(5)	(0.1)	(40)

Total	5,040	100.0	5,031	100.0	9

The percentage of capital expenditures to revenues went from 16.9% in 2007 to 17.4% in 2008.

The increase of 483 million euros in the Brazil Business Unit is due to the purchase of the mobile telephone licenses for operating 3G services.

•	Financial investments and treasury shares buyback

In 2008, financial investments made were only 6 million euros, of which 5 million euros were used for the Media Business Unit’s purchase of a 9% stake in Air P TV Development Italy S.r.l. (now named DAHLIA TV S.r.l.) as part of the agreement for the disposal of the Pay-per-View business. In 2007, financial investments amounted to 635 million euros and were mainly related to the acquisition of the AOL internet business in Germany.

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

The buyback required a total outlay of 27 million euros, corresponding to an average price per share of 1.08451 euros (including agent fees).

•	Disposal of investments and other divestitures

The disposal of investments and other divestitures amounted to 599 million euros in 2008 (1,074 million euros in 2007). The amount mainly relates to the disposal of Liberty Surf group in August 2008 (744 million euros, including the deconsolidation of the net financial debt of the subsidiary sold), the sale of the Pay-per-View business segment in December 2008 by Telecom Italia Media (16 million euros), net of cash flows used during the period by the companies sold, as well as the reimbursement of capital and distribution of dividends by associates.

***

The following should also be mentioned with respect to net financial debt:

•	Sale of receivables to factoring companies

The sale of receivables to factoring companies finalized in 2008 led to a positive effect on net financial debt at December 31, 2008 of 794 million euros (755 million euros at December 31, 2007).

Gross Financial Debt

On a consolidated basis, at December 31, 2009, our gross financial debt amounted to 44,397 million euros (42,794 million euros at December 31, 2008) and included non-current financial liabilities (long-term debt) of 36,752 million euros (36,527 million euros at December 31, 2008) and current financial liabilities (short-term debt) of 6,986 million euros (6,267 million euros at December 31, 2008).

As of December 31, 2009 approximately 63.3% of our gross financial debt (including Discontinued operations/Non current assets held for sale) was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2009		As of December 31, 2008 (Restated)
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	16,296	11,312	13,898	9,986
GBP	2,527	2,845	1,780	1,869
BRL	3,177	1,267	2,408	740
JPY	30,548	229	54,918	435
EURO	—	28,085	—	29,764

		43,738		42,794
Discontinued operations/Non current assets held for sale		659		—

Total gross financial debt		44,397		42,794

For information regarding the split of our debt between fixed rate and floating rate please see Note “Financial risk management” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•	the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. The maximum amount permitted to be issued under the Programme, including in multiple tranches and multiple currencies, is 15 billion euros;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

the Form F-3 Registration Statement, filed with the Securities and Exchange Commission on December 29, 2008 which allows for the issuance, by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

•

the Olivetti Euro Medium Term Note Programme, as updated and amended on June 8, 2001 and May 14, 2002, which allowed for the issuance of a total amount of 15 billion euros in debt (or the equivalent in other currencies), at various terms, rates and maturities;

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

Telecom Italia issues new long-term debt only from the first two programs of the above list. The following table highlights the utilization of the above mentioned programs at the end of 2009.

	As of December 31, 2009
	EMTN Programme	Form F-3 Registration Statement
	(millions of euros)	(millions of U.S.$)
Total amount of the program (max outstanding notes)	15,000.00	Indeterminate

Notes and bonds issued	15,195.07	16,600.00
Notes and bonds repaid	3,170.14	1,000.00

Net utilization of the program	12,024.93	15,600.00

Remaining available amount of the program	2,975.07	—

Notes and bonds (including convertible bonds)

At December 31, 2009 we had notes and bonds outstanding of 30,036 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount was 29,106 million euros, an increase of 286 million euros compared to December 31, 2008 (28,820 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Changes in bonds during 2009 were as follows:

	Currency	Amount (millions)
NEW ISSUES				Issue date
Telecom Italia S.p.A. 500 million euros, 7.875% maturity date 1/22/2014	Euro	500		1/22/2009
Telecom Italia S.p.A. 650 million euros, 6.75% maturity date 3/21/2013	Euro	650		3/19/2009
Telecom Italia S.p.A. 850 million euros, 8.25% maturity date 3/21/2016	Euro	850		3/19/2009
Telecom Italia S.p.A. 750 million pounds sterling, 7.375% maturity date 12/15/2017	GBP	750		5/26/2009
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A., 1,000 million U.S.$, 6.175% maturity date 6/18/2014	USD	1,000		6/18/2009
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A., 1,000 million U.S.$, 7.175% maturity date 6/18/2019	USD	1,000		6/18/2009

REPAYMENTS				Repayment date
Telecom Italia Finance S.A. 5.15%, issue, guaranteed by Telecom Italia S.p.A.	Euro	1,450	(*)	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3 months +0.60%	Euro	110		3/30/2009
Telecom Italia Finance S.A. 6.575%, issue, guaranteed by Telecom Italia S.p.A.	Euro	1,849	(**)	7/30/2009

BUYBACKS				Buyback period
Telecom Italia Finance S.A. 1,849(**) million euros, 6.575% maturing July 2009	Euro	253.77		January – June
Telecom Italia Finance S.A. 119 million euros, Floating Rate Notes maturing June 2010	Euro	20.00		March – May
Telecom Italia S.p.A. 796 million euros, Floating Rate Notes maturing June 2010	Euro	53.75		April – May
Telecom Italia Finance S.A. 1,997 million euros, 7.50% maturing April 2011	Euro	2.68		October

NOTES

(*)	Net of 50 million euros of bonds repurchased by the company in 2008.

(**)	Net of 107 million euros and 254 million euros of bonds repurchased by the company respectively in 2008 and in 2009.

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: 348 million euros (nominal amount) as at December 31, 2009, the same as at December 31, 2008.

Bond buybacks: in 2009, as in 2008, the Telecom Italia Group bought back bonds in order to:

•	give investors a further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without taking any additional risks.

For further details about the outstanding notes and bonds please see also “Note—Financial liabilities (current and non-current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at December 31, 2009, represented by the Term Loan (“TL”) for 1.5 billion euros expired in January 2010 (repaid using available cash) and the Revolving Credit Facility (“RCF”) for a total of 8 billion euros expiring August 2014, are presented in the following table:

	December 31, 2009		December 31, 2008
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Term Loan—maturity 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility—maturity 2014	8.0	1.5	8.0	1.5

Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is a Lender under the Revolving Credit Facility and Term Loan for the following amounts:

•	under the Revolving Credit Facility, the bank has a commitment for 127 million euros of which 23.8 million euros has been disbursed;

•	under the Term Loan, the bank has a commitment for 19.9 million euros, for an amount completely disbursed, duly repaid at the line’s expiration date (January 28, 2010).

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

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.46 years.

The Group’s average cost, considered as the cost for the period calculated on an annual basis and derived from the ratio of debt-related expenses to average exposure, is equal to about 5.4%.

The maturities of financial liabilities in terms of the expected nominal repayment amount, as contractually agreed, are as follows:

Nominal repayment amount
(millions of euros)
Maturing by December 31, of the year:
2010(*)	6,483
2011	4,935
2012	3,699
2013	4,444
2014	5,627
After 2014	16,807

Total	41,995

(*)	Including the nominal repayment amount of current liabilities of 477 million euros.

Current financial assets and Liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 7,347 million euros at December 31, 2009 (5,581 million euros at December 31, 2008) which, together with its unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations over the next 18-24 months. During 2009, improvements in the

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

European and United States financial markets made it possible to issue new bonds and obtain new loans with favorable terms and conditions. The higher level of liquidity at year-end 2009 compared to 2008 allows for the coverage of requirements in connection with the repayment of loans in the early months of 2010. During the first two months of 2010, repayments amounting to about 3.0 billion euros (about 1.5 billion euros in the first few months of 2009) have been made.

In February 2010, Telecom Italia S.p.A. issued bonds maturing in 2022 in the principal amount of 1,250 million euros and a new syndicated revolving facility was signed, but not used, for 1,250 million euros for a period of 3 years.

Furthermore, 638 million euros classified in Financial receivables and other current financial assets refers to financial assets of the Group due from HanseNet Telekommuninkation GmbH which was fully repaid upon the sale of the company on February 16, 2010.

In particular:

•

Cash and cash equivalents amounted to 5,504 million euros at December 31, 2009 (5,396 million euros at December 31, 2008). The different forms of investing available cash at December 31, 2009, including euro commercial paper for 20 million euros, can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterpart risk: investments are made with leading banks and financial institutions with high-credit- quality and a rating of at least A;

•	Country risk: investments are mainly made in major European financial markets.

•

Securities other than investments amount to 1,843 million euros (185 million euros at December 31, 2008). Such forms of investment represent alternatives to cash and cash equivalents with the aim of raising the yield. These mainly consist of 900 million euros (nominal amount) in Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P); 200 million euros in a monetary fund, 200 million euros in a government fund, both with AAA ratings by S&P and managed by a leading international credit institution; 112 million euros in bonds issued by counterparts with ratings of at least BBB with different maturities, but all with an active market, that is, readily convertible into cash; 350 million euros of securities invested in a Belgian-registered SICAV with at least an A rating.

* * *

Pursuant to the ongoing investigation of Telecom Italia Sparkle and the related court order served on the company on February 23, 2010, the courts issued a seizure order for 298 million euros on Telecom Italia Sparkle corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation.

As a result, the available liquidity margin as of December 31, 2009, described above, includes amounts seized and guaranteed that may not be available.

Moreover, on April 2, 2010, in addition to the amounts seized, Telecom Italia Sparkle provided two guarantees for a total amount of about 195 million euros on behalf of the courts (for about 72 million euros) and the Financial Administration (for about 123 million euros).

* * *

Credit ratings

As of May 6, 2010 the Telecom Italia S.p.A. credit ratings are as follows:

•	Moody’s: ‘Baa2’, stable outlook (rating confirmed on June 17, 2009);

•	Standard and Poor’s: ‘BBB’, stable outlook (rating confirmed on July 29, 2009);

•	Fitch Ratings: ‘BBB’, stable outlook (rating confirmed on June 12, 2009).

For a discussion on financial instrument contractual clauses related to credit rating changes, please see the “Note—Financial liabilities (current and non-current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

For a further discussion on funding and treasury policies, please see “Note—Financial Risks Management” and Note—“Cash and Cash equivalents” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

As of December 31, 2009, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees were provided—for a total of 197 million euros, net of back-to-back guarantees received for 158 million euros—by Telecom Italia on behalf of associated companies (16 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase and sale commitments outstanding at December 31, 2009, for 150 million euros and 2 million euros, respectively, refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 147 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 34 million euros, on behalf of ETECSA for vendor financing.

For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Contractual Obligations and Commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future based on nominal amounts and carrying values in accordance with IFRS.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2009, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2010	2011	2012	2013	2014	After 2014	Total
	(millions of euros)
Bonds	2,842	4,136	3,250	3,388	2,735	12,755	29,106
Amounts due to banks, other financial payables and liabilities	2,303	618	284	918	2,770	3,092	9,985
Finance lease liabilities	233	181	165	138	122	960	1,799

Total	5,378	4,935	3,699	4,444	5,627	16,807	40,890
Current financial liabilities	477	—	—	—	—	—	477

Total excluding Discontinued operations / Non-current assets held for sale	5,855	4,935	3,699	4,444	5,627	16,807	41,367
Discontinued operations/Non-current assets held for sale(1)	628	—	—	—	—	—	628

Total	6,483	4,935	3,699	4,444	5,627	16,807	41,995

(1)	Representing the Hansenet TeleKommuniKation GmbH financial liabilities towards Telecom Italia Group (607 million euros) and towards others (21 million euros).

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.4.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2009.

	Year ended December 31,
	2009	2008 (Restated)	2007 (Restated)
	(millions of euros)
Purchase of tangible assets:
Domestic	1,949	2,169	2,467
Brazil	543	482	388
Media, Olivetti	29	22	28
Other Operations and eliminations	5	7	28

Total purchase of tangible assets(1)	2,526	2,680	2,911
Purchase of intangible assets(2)	2,017	2,360	2,120

Total capital expenditures(3)	4,543	5,040	5,031

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2009, 2008 and 2007, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.4.2 Capital Resources”, “—5.3.6 Results Of Operations Of Business Units For The Year Ended December 31, 2009 Compared With The Year Ended December 31, 2008”, “5.3.8 Results Of Operations Of Business Units For The Year Ended December 31, 2008 Compared With The Year Ended December 31, 2007”.

The capital expenditures planned for 2010, at Telecom Italia Group level, will be approximately 4.3 billion euros while in 2010-2012 period the capital expenditures will be approximately 12 billion euros.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

The breakdown by core markets is as follows:

•	Domestic Business Unit: approximately 3.1 billion euros in 2010 (approximately 9 billion euros in 2010-2012 period); and

•	Brazil Business Unit (Tim Brasil): approximately 3 billion reais in 2010 (approximately 8 billion reais in 2010-2012 period).

The Telecom Italia Group expects to fulfill its future commitments for capital expenditures primarily through the use of cash generated from operations.

** *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

5.5    RESEARCH, DEVELOPMENT AND INNOVATION

Telecom Italia Group’s research and development activities are carried out by Telecom Italia Lab (“TI Lab”), by the operational and business Units (Networks, Marketing, Information Technology, Security) and by the Group’s companies.

TILab is the Technology and Operations Department’s structure for overseeing the Group’s technological innovation, searching for new technologies and carrying out engineering operations on services and network platforms, through a network of strategic partnerships with the main producers of telecommunications equipment and systems, and with research centres of excellence at the most highly qualified national and international academic institutions. In 2009, three new collaborative projects were begun with three universities (in addition to the thirty already underway since the beginning of 2009) covering research into new technologies, encryption algorithms, services concepts and new paradigms of communication.

Activities to enhance and generate competitive advantage for Telecom Italia Group have been pursued through a strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, during 2009, 20 new applications for patents were registered.

The main activities carried out by TILab are:

•

the creation of services in the iPhone environment, in particular, access to information and multimedia content in the area of value added services (VAS). As part of this, version 2.0 of the Virgilio portal was successfully launched, enriched with maps and local content;

•	the conducting of experiments with innovative fibre cabling solutions inside buildings (Fibre to the Home—FTTH);

•

the start of engineering and deployment operations on 200 exchanges of the Kaleidos system for energy efficiency. Installations have been created to test the results of energy efficiency of business customers;

•	an innovative solution for air conditioning in the exchange environments called Extraction and Full Free Cooling (EFFC) has been devised and tested in TILab’s test plant;

•

the start, in partnership with the Miroglio Group, of the first initiative at national level for a fidelity card based on SIM, with Near Field Communication (NFC) proximity technology, which enables the use of the phone owner’s SIM as a Fidelity Card;

•

the development, in collaboration with Nokia Siemens Networks, of the first “intelligent” antennas, capable of improving the performance of High Speed Packet Access (HSPA) technology. This equipment makes it possible to optimize the mobile radio base stations, improving the quality of the service offered to customers and, at the same time, guaranteeing less energy consumption and a reduction of electromagnetic fields;

•	experiments in the field of LTE (Long Term Evolution) technology, natural evolution in accordance with the 3GPP standard of the HSPA technology currently in use;

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	the release for operation of the converging contact centre platform for business customers;

•	the completion of the adjustments of the mobile network to enable the retracing of attempted calls (Frattini decree); and

•	the release for operation of the advertising platform on the WAP and MMS services.

In addition, in 2009, TILab made a decisive contribution to the success of two Group initiatives of great social importance:

•	the activation at four pediatric hospitals in Italy of Smart Inclusion, a remote teaching solution aimed at child patients; and

•	the activation in Rio de Janeiro of the first pilot project of Telemedicine, bringing remote health care to the city’s most disadvantaged people.

The research and development activities carried out by the Operational and Business Units of Telecom Italia, carried out internally or sub-contracted to outside suppliers have been directed towards the creation of:

•

software products dedicated to the management of new commercial offers and new services for customers (Business Support Systems), to the proper functioning of network support systems (Operational Support Systems), and to Security;

•	testing and specific checks for tenders and new network architecture;

•	new hardware infrastructure in support of the applications.

The main activities have been:

•	the development of a new platform, “CRM Business,” for the commercial management of the SOHO, SME, Enterprise and Top customers;

•	the development of a new platform, “single, convergent billing” for the administration of invoicing of fixed/mobile services for the consumer customers;

•	the evolution of digital platforms in support of the business departments in the implementation of new services for the Consumer, Business & Top customers;

•

the evolution of the hardware infrastructure in accordance with the principles of virtualization (Next Generation Data Centre) and the provision of the technologies in order to develop the commercial offers in the ICT market (for example, Ospit@Virtuale).

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

5.6    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The foregoing discussion in “Item 5. Operating and Financial Review and Prospects” and the following discussion under “Item 11. Quantitative and Qualitative Disclosures About Market Risks” contain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forwardlooking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2010-2012 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed line and wireless markets;

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

•	our ability to successfully implement our internet and BroadBand strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

On December 22, 2009, following finalization of the agreement between Telco and Sintonia and the subsequent exit of Sintonia from the Telco shareholding structure, Stefano Cao resigned from the Board of Directors of Telecom Italia with immediate effect.

On April 29, 2010 the Shareholders’ Meeting approved the proposal by the Board to appoint Mauro Sentinelli as a director of the Company, with the same term of office as the term of the other directors and therefore up to the Shareholders’ Meeting which will be convened to approve the financial statements of the Company for the year ended December 31, 2010.

Consequently, at May 6, 2010 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	63	Chairman	2008
Franco Bernabè	61	Chief Executive Officer/Director	2008
César Alierta Izuel	65	Director	2008
Paolo Baratta(1)	70	Director	2008
Tarak Ben Ammar	60	Director	2008
Roland Berger(1)	72	Director	2008
Elio Cosimo Catania(1)	63	Director	2008
Jean Paul Fitoussi(1)	67	Director	2008
Berardino Libonati	76	Director	2008
Julio Linares López	64	Director	2008
Gaetano Micciché	59	Director	2008
Aldo Minucci	63	Director	2008
Renato Pagliaro	53	Director	2008
Mauro Sentinelli	63	Director	2010
Luigi Zingales(1)	47	Director	2008

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

As of May 6, 2010 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2009:

•	the Board of Directors met seven times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Executive Committee (as of December 31, 2009 composed of Gabriele Galateri—Chairman, Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López , Aldo Minucci, Renato Pagliaro) met four times;

Item 6. Directors, Senior Management and Employees	Directors

•

the Internal Control and Corporate Governance Committee (as of December 31, 2009 composed of Paolo Baratta—Chairman, Roland Berger, Jean Paul Fitoussi and Aldo Minucci) held twelve meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of December 31, 2009 composed of Elio Cosimo Catania—Chairman, Berardino Libonati, Luigi Zingales) met eleven times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors.

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was appointed Chairman of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analyses Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A. and up to April 2010 he was Vice Chairman of Assicurazioni Generali S.p.A. He is a non-executive Board member of TIM Participaçoes S.A., Banca Esperia S.p.A., Banca Cassa di Risparmio di Savigliano S.p.A., Banca Carige, Italmobiliare S.p.A. and Accor S.A. Mr. Galateri di Genola is a Vice Chairman of RCS MediaGroup S.p.A. He is a member of the Giunta and of the Consiglio Direttivo of Confindustria; Mr. Galateri has been awarded the Cavaliere del Lavoro honor. He is also Confindustria’s Chairman Representative for telecommunications and broadband development. He is member of the General Council and of the Executive Board of Assolombarda.

Franco Bernabè:    Franco Bernabè was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Chief Executive Officer of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his degree with honors in Economics and Political Science at the University of Turin in 1973, Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabè was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. In 2004, following the merger of the financial advisory activities of FB Group with the Rothschild Group, he was appointed as Vice Chairman of Rothschild Europe. Mr. Bernabè has also served pro bono on different public assignments: in 1999 he was appointed by the Italian Prime Minister as a special representative of the Italian Government for the reconstruction of Kosovo; between 2001 and 2003 he was the Chairman of La Biennale di Venezia, and since 2004 he is the Chairman of Mart, the foremost Italian museum of modern art. Mr. Bernabè has served on the Advisory Board of the Council on Foreign Relations, and currently serves on the Board of the Perez Center for Peace. He is a Board member of PetroChina and member of the European Roundtable.

César Alierta Izuel:    César Alierta Izuel was born in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at Columbia University (New York). Mr. Alierta has been a Director of Telecom Italia since November 8, 2007. He has been Chairman and Executive Chairman of the Board of Directors of Telefónica, S.A. Mr. Alierta began his career in 1970 as generai manager of the capitai markets division at Banco

Item 6. Directors, Senior Management and Employees	Directors

Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Espanola de Analistas Financieros). Between 1996 and November 1999, he was director and chairman of Tabacalera S.A. At that time Tabacalera S.A. changed its name into Altadis S.A. (following its merger with the French Group, Seita-Société Nationale D’Exploitation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compania de Seguros y Reaseguros S.A. and of Iberia S.A.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of the Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Fondazione La Biennale di Venezia, Comitato Venezia Internazionale, Accademia Filarmonica Romana, and the Fondazione Lorenzo Valla. Mr Baratta is a Deputy Chairman of the Fondo per l’Ambiente Italiano (FAI). He is also a Director of Ferrovie dello Stato S.p.A., Svimez and Fondazione Cini-Venezia.

Tarak Ben Ammar:    Tarak Ben Ammar was born in Tunis in 1949. Mr. Ben Ammar has been a Director of Telecom Italia since April 14, 2008. He started his career in 1977, as a film producer. In 1990, he formed Quinta Communications, a company used as a vehicle for a number of investments and as a production and distribution company, that was also engaged in trading of audiovisual rights (acquired from U.S. producers and sold to European Broadcasters); in addition Quinta diversified its activities by building up a portfolio of strategic investments in the media services industry. In addition, Mr. Ben Ammar established close working relationships with a selected number of prominent International investors in the media industry. Mr. Ben Ammar was awarded the “Legion d’Honneur” in 1984 for his cultural contributions. Mr. Ben Ammar is Chairman of the Board of Directors of Europa TV S.p.A. and of others companies (such as Prima TV, Promotions et Participations International S.A., Holland Coordinator & Service Company Italia S.p.A., ex Machine S.a.S., Eagle Pictures S.p.A.). He is Chief Executive Officer of Quinta Communications S.A. and of others companies (such as Andromeda Tunisie S.A., Carthago Films S.A.R.L., Teleclair S.A.R.L.); Director of Quinta Communications USA Inc., and Quinta Communications Italia S.r.L., Mediobanca S.p.A., the Weinstein Company, APrime Group S.a.S., LuxVide S.p.A., Holland Coordinator & Service Company B.V., Delta Films Limited and other companies of the Delta Group.

Roland Berger:    Roland Berger was born in Berlin in 1937. Mr. Berger has been a Director of Telecom Italia since April 14, 2008. He graduated in business at Munich Ludwig Maximilians University. In 1967 Mr. Berger founded Roland Berger & Partners and up until June, 2003 he developed Roland Berger Strategy Consultants. Since July 1, 2003 Mr. Berger has been Chairman of Roland Berger Strategy Consultants. Mr. Berger has been, since 1996, Lecturer and Visiting Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus and, since 2000, Honorary Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus. He is the author of more than 100 publications on issues of international management and organization, strategic planning and marketing and corporate planning. Mr. Berger has received many public appointments and has been conferred numerous honors. Mr. Berger is Member of the Board of Trustees of the Association for the Promotion of German Science, Essen, the Bavarian Elite Academy Foundation, the Institute for Economic Research at the University of Munich, the Zeppelin University, Friedrichshafen; Board Member of the International Academy of Management, Barcelona, the International Management Institute, Kiev, the Business School Insead, Fontainebleau, the World Association for International German Schools, Berlin. Mr. Berger is Chairman of the Board of Trustees of his private Roland Berger Foundation. The Roland Berger Foundation is committed to protecting human dignity and human rights worldwide, and to facilitating access to high-quality education for talented young people from weaker social classes in Europe. He holds offices in many cultural associations and in international advisory/supervisory boards: in particular, he is Member of various boards of national and international businesses,

Item 6. Directors, Senior Management and Employees	Directors

foundations and organizations (Fiat Group, Fresenius SE, Schuler AG, Senator Entertainment AG, Wilhelm von Finck AG—Deputy Chairman, Live Holding AG—Chairman, Prime Office AG—Chairman, WMP EuroCom AG—Chairman, Special Purpose Acquisition Company—Chairman), Member of the international advisory board of Sony Corporation of Tokio and Blackstone Group of New York.

Elio Cosimo Catania:    Elio Cosimo Catania was born in Catania in 1946. Mr. Catania has been a Director of Telecom Italia since April 14, 2008. He graduated in Electrical Engineering at Rome University and earned a Master in Management Science at Sloan Management School, MIT, Boston. Elio Cosimo Catania performed a large proportion of his managerial work at IBM, which he joined in 1970. He operated in four continents and held the following posts, among others: President of IBM Latin America, based in New York; Vice President of Marketing for IBM Europe, based in Paris; President and Chief Executive of IBM Italia; President of IBM South Europe. From 2004 to 2006 he has been Chairman and Chief Executive Officer of Ferrovie dello Stato. Mr. Catania is Chairman and Managing Director of ATM Group (Milan Transport Company), Member of the Board of Management of Banca Intesa SanPaolo, Vice Chairman of Assonime (Association of Italian Joint Stock Companies), Vice President of the Council for Relations between Italy and the United States (CRISU), Member of the Committee of Confindustria and was awarded the Cavaliere del Lavoro honor in 2001.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where he has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a contract professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analyses. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of Chevalier de l’Ordre National du Mérite (Knight of the National Order of Merit) and Chevalier de la Legion d’Honneur (Knight of the Legion of Honour). He is a Member of various boards of national and international businesses, foundations and organizations (member Board of Directors of FNSP and of Banca Sella Holding, member of Executive Committee of the Association Internationale de Sciences Economiques, Chairman of the Commission des Nations-Unies sur la reforme du systeme monetaire financier international).

Berardino Libonati:    Berardino Libonati was born in Rome in 1934. He has been a Director of Telecom Italia since April 14, 2008. He has been a lawyer since 1961, and Professor of Commercial Law at La Sapienza, the First University of Rome, from 1981 to 2008. He held various positions in legal reviews such as Rivista del diritto commerciale e del diritto generale delle obbligazioni, Concorrenza e Mercato and Rivista delle società. Berardino Libonati was Auditor to ENI S.p.A. from August 1992 to June 1995; chairman of the board of Banco di Sicilia S.p.A. from July 1994 to May 1997; chairman of the board of Finnat Euramerica SIM S.p.A. from May 1995 to May 1997; chairman of the board of Telecom Italia S.p.A. from October 1998 to June 1999; chairman of the board of TIM—Telecom Italia Mobile S.p.A. from August 1998 to June 1999; chairman of the board of Nomisma S.p.A. from May 2003 till May 7, 2007; a director of Mediobanca S.p.A. from July 30, 2001 to July 2, 2007; chairman of

Item 6. Directors, Senior Management and Employees	Directors

the board of Swiss Re Italia S.p.A. from January 1996 to June 2006; chairman of the board of Alitalia S.p.A. from February 22, 2007 till July 31, 2007; chairman of the board of Banca di Roma S.p.A. from June 28, 2002 till October 4, 2007. He has been chairman of Unidroit—Institut pour l’Unification du Droit Privé—since January 2000. He has been on the board of ESI—Edizioni Scientifiche Italiane S.p.A.—since January 23, 2003 and has served on the board of directors of Pirelli & C. S.p.A. since April 28, 2005. He has been part of the board of directors of RCS Media Group S.p.A. since April 27, 2006. From August 3, 2007 to April 29, 2009 he was deputy chairman of Unicredit. Berardino Libonati was appointed Chairman of Telecom Italia Media on April 10, 2008.

Julio Linares López:    Julio Linares López was born in Medina de Pomar (Spain) in 1945. He has been a Director of Telecom Italia since November 8, 2007. Mr. Linares has been a member of the Board of Directors and Chief Operating Officer for Telefónica since December 19, 2007. In May 1970, he joined Telefónica’s Research and Development Center, where he held several positions until he was appointed head of the Technology Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo, S.A. In December 1994, he became deputy general manager of Marketing and Services Development department in the commercial area and subsequently, deputy general manager far Corporate Marketing. in July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemàtícas, S.A. In January 2000, he was appointed executive chairman of Telefónica de Espana, S.A., a position which he held until December 2005, when he was appointed managing director for Coordination, Business Development and Synergies of Telefónica. He is also a member of the board of directors of Telefónica de Espana, S.A.U., Telefónica Móviles Espana, S.A.U. and Telefónica Europe, plc. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration with merit at the SDA Bocconi. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division. Since 2007 Mr. Miccichè has been Chief Executive Officer of Banca IMI. He is also Member of the Board of Directors of Alitalia—Compagnia Aerea Italiana S.p.A., of Nuovo Trasporto Viaggiatori—N.T.V. S.p.A. and of Intesa Sanpaolo Group Services S.C.p.A.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of Banca Generali S.p.A, AC.E.GA.S. S.p.A., Intesa Previdenza SIM S.p.A., Intesa Vita S.p.A., Gemina S.p.A., Toro S.p.A., INA Assitalia S.p.A., FATA Vita S.p.A., FATA Assicurazioni Danni S.p.A. and ADR- Aeroporti di Roma S.p.A. He is also Chairman of GENERTEL S.p.A. and Telco S.p.A.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, with a Degree in Corporate Economics from Bocconi University, he joined Mediobanca – Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.; in July 2007, he was appointed Chairman of the Management Board of Mediobanca. Mr. Pagliaro is a Managing Director and member of Board of Directors of Mediobanca S.p.A. He is a Deputy Chairman of RCS Mediagroup S.p.A., Director of Pirelli & C. S.p.A. and Burgo Group S.p.A. He is also a Director of SelmaBipiemme Leasing S.p.A. and Cofactor S.p.A. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l.

Mauro Sentinelli:    Mauro Sentinelli was born in Rome in 1947. Mr. Sentinelli was appointed a Director of Telecom Italia on April 29, 2010. An electronic engineer with a masters degree in telecommunications,

Item 6. Directors, Senior Management and Employees	Directors

Mr. Sentinelli joined SIP (presently Telecom Italia) in 1974, where he specialized in the mobile business. In 1991 he became Director of Marketing and Planning in the Mobile Division of the company and in 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division (to become a separate company in 1995 as a result of the Tim de-merger). In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director. In April 2002 he became a director of TIM, finally leaving the company in January 2005. He was Deputy Chairman of the GSM Association from 2003 to 2008, board member of Onda Comunication (Italy) and Airtel (India) up to 2010. Presently Mr. Sentinelli is a Member of the Board of GSMA Ltd, the industrial branch of the GSM Association.

Luigi Zingales:    Luigi Zingales was born in Padua in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is lecturer of Robert C. McCormack Professor of Entrepreneurship and Finance at the Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. In the academic year 2005-2006 he held the Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a member of the Committee on Capital Market Regulation, and of the United Nation Advisory Board on Microfinance. In 2003 he won the Bernacer Prize for the best young European financial economist. From 2005 to 2009 he was a director of the American Finance Association. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian economic newspaper) and for L’Espresso.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of May 6, 2010, the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Gabriele Galateri di Genola	63	Chairman(1)	2008
Franco Bernabè	61	Chief Executive Officer(1)	2008

Managers:
Oscar Cicchetti	54	Head of Technology & Operations	2009
Stefano Ciurli	48	Head of Purchasing	2009
Antonino Cusimano	45	Head of Corporate Legal Affairs and a.i. Head of Legal Affairs	2008
Luca Luciani	42	Diretor Chairman of Tim Brasil	2009
Andrea Mangoni	46	Chief Financial Officer; a.i. Head of International Business and Chairman of Telecom Italia Sparkle S.p.A.	2009
Antonio Migliardi	51	Head of Human Resources and Organization	2008
Marco Patuano	45	Head of Domestic Market Operations	2009

(1)	Appointed by the Board of Directors on April 15, 2008.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Gabriele Galateri di Genola and Mr. Franco Bernabè, please see above under “—6.1 Directors”):

Oscar Cicchetti:    Mr. Cicchetti was born in Pizzoli (L’Aquila), in 1951. From January 14 to June 4, 2008 he was Head of Telecom Italia Business Strategies & International Development; from March 10 to June 4, 2008 he was Head of Domestic Fixed Services and from June 12, 2008 to November 6 2009 he was Head of Domestic Market Operations; he is currently Head of Technology & Operations. Mr. Cicchetti began his career in 1978 as an analyst at the Datamat software house. He joined SIP in 1979 to manage Network and Installations in the Ascoli Piceno area until 1984, and then he worked as a Market Manager in Ancona and Perugia. Between 1987 and 1993, he was in charge of Process Organization at the HR Management office. In 1993, Mr. Cicchetti transferred to the Azienda di Stato dei Servizi Telefonici company (later Iritel). He stayed here until 1994, as Head of Organization and Training. From 1994 to 1997, he was Head of Staff for the General Manager of Business Systems, before taking on this same role for the CEO of STET/Telecom Italia. Between 1997 and 2000, he covered a number of managerial roles at the Telecom Italia Group, including Central Deputy Manager and Head of the International Business Unit. This period culminated with appointments as Head of Strategic Planning and Head of the Network Division. After working as a freelance consultant in 2001 and 2002 for Wind and Morgan Stanley Private Equity, in 2003 he became CEO of business data services specialist Netscalibur S.p.A, a job he retained until 2006. He was appointed CEO of Infracom Network Application S.p.A. in 2007, prior to making his return to the Telecom Italia Group. Mr. Cicchetti is also Chairman of Matrix S.p.A. and member of the Board of Directors of Olivetti S.p.A. and Fondazione Telecom Italia.

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. He graduated in Economics at LUISS University in 1987. He was appointed Head of the Purchasing department of Telecom Italia on March 16, 2009. He began his professional career in 1987 in SIP, over 20 years in Telecom Italia with increasing responsibilities mainly within the Finance Administration and Control department. From July 2003 to December 2005 he served as Chief Financial Officer of TIM. In 2006 he was in charge of the International Support area with the responsibility on the activities of business development and plug&play opportunities at international level. From August 2008 to March 2009, he served as head of the Planning & Control department of Telecom Italia.

Antonino Cusimano:    Mr. Cusimano was born in Palermo, in 1964. He was appointed General Counsel and Head of Telecom Italia Corporate and Legal Affairs on September 15, 2008, Secretary to the Board of Directors on September 25 2008 and Telecom Italia’s Head of Domestic Legal Affairs a.i. on December 23, 2008.

Item 6. Directors, Senior Management and Employees	Executive Officers

Mr. Cusimano was an associate at Hill Taylor Dickinson, London, prior to joining the Pittsburgh based company, PPG Industries Inc. in 1994. He was appointed General Counsel of PPG Industries Europe in 2000, with responsibility for a wide range of legal and business issues. From 2003 to 2005 he served as General Manager, Environmental, Health and Security Protection of PPG Industries Europe and between May and December 2005, he held the position of Corporate Counsel.

Mr. Cusimano joined General Electric, Oil & Gas based in Florence serving as Senior Counsel Global Services and Transactions. During his time at GE, he was a Director and Vice President at Nuovo Pignone Holding S.p.A. and Nuovo Pignone S.p.A.

Luca Luciani:    Mr. Luciani was born in Padua, in 1967. He was appointed CEO of TIM Brasil on January 19, 2009. Mr. Luciani began his career at Procter & Gamble in 1990 in Italy and Brussels. In 1994, he moved to Bain Cuneo e Associati, where he was a consultant to domestic and international clients. He joined ENEL in 1997 as Group Controller. He first joined the Telecom Italia Group in 1999 in this same role. Since 2001, he has held a number of posts, notably CFO at TIM, Assistant to the Chairman, TIM Marketing, and Network and IT (TIM). He was appointed TIM Commercial Manager in 2005. After the recent Telecom Italia Group restructuring including the amalgamation of fixed-line and mobile operations, in 2006 Mr. Luciani was appointed Group Sales & Customer Care Manager. From January 2007 to February 2009 he was General Manager of Domestic Mobile Services.

Andrea Mangoni:    Mr. Mangoni was born in Terni, in 1963. He graduated at the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. He was appointed head of Administration, Finance and Control at the Company of the Group since November 2009. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manger of Acea; from June 2001 to February 2003 was Chief Financial Officer, responsible of strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB).

Antonio Migliardi:    Mr. Migliardi was born in Reggio Calabria in 1958. On May 1, 2008, he became Head of Human Resources, Organization and Industrial Relations of Telecom Italia. After graduating in Law, Mr. Migliardi began his career at SIP (later Telecom Italia) with responsibility for Human Resources. At first, he was Responsible for Human Resources and Industrial Relations Regional Dept., then he assumed a central responsibility in the Industrial Relations Sector. From 1998 to 2004 he was in charge of the Development and Organization Dept. in FS Group. Reporting to the Chief Executive Officer and the Managing Director of the Group, he was appointed to head the project and implement the reorganization of the Italian railways. He was appointed an internal member of Trenitalia’s (the most important subsidiary of F.S. Group, constituted in 2000) board. In charge of Trenitalia’s System Dept. (logistics & maintenance, Information and Communication Technology and Total Quality Management), he reported to the Chief Executive Officer, mission and corporate goals: obtaining the alignment of these systems to the new competitive scenario in which Trenitalia had to act in the coming years. As head of Total Quality Management, he was also member of the board of “Qualital” (an Italian consortium for the Engineering of Total Quality). From 2004 to 2006 he was with Alitalia, reporting to the Chief Executive Officer, as Chief Production Officer (Flight Ops, Ground Ops, Maintenance etc.) and Accountable Manager according to the international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. He was appointed a director at Telecom Italia Media and the Italtel group in September 2008. Mr. Patuano is also member of the Board and Executive Committee at Italtel S.p.A.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Statutory Auditors, including the Alternate Auditors, with their respective positions and years of appointment. The current Telecom Italia Board of Statutory Auditors was appointed in the shareholders’ meeting held on April 8, 2009, and will remain in office until approval of the 2011 annual financial statements.

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2009
Gianluca Ponzellini	Acting Auditor	2009
Lorenzo Pozza(1)	Acting Auditor	2009
Salvatore Spiniello	Acting Auditor	2009
Ferdinando Superti Furga	Acting Auditor	2009
Silvano Corbella(1)	Alternate Auditor	2009
Maurizio Lauri(1)	Alternate Auditor	2009
Vittorio Giacomo Mariani	Alternate Auditor	2009
Ugo Rock	Alternate Auditor	2009

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Chairman of the Board of Auditors of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of Banca IMI S.p.A. and De Longhi S.p.A.; member of the Supervisory Board of Intesa Sanpaolo S.p.A.
Lorenzo Pozza	Chairman of the Board of Auditors of Gas Plus S.p.A.; member of the Board of Auditors of Terna S.p.A.
Salvatore Spiniello	Chairman of the Board of Auditors of Telecom Italia Media S.p.A.; Director of Fondiaria SAI S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.; independent Director of Parmalat S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10 Additional Information – 10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of issuers and their groups is governed by the Legislative Decree No. 58/1998 (the Consolidated Law on Finance), as subsequently amended by the Legislative Decree No. 39 of January 27, 2010 (implementation of Directive 2006/43/EC on statutory audits of annual accounts and consolidated accounts). In particular, such Legislative Decree fixed the duration of audit engagements at nine years and prohibited the renewal or the re-engagement unless at least three years have elapsed from the date of termination of previous assignment.

According to the Italian law and regulations, the three-year period 2007-2009 (after a first appointment for the years 2001, 2002 and 2003 and a second appointment for the years 2004, 2005 and 2006) audit engagement conferred to Reconta Ernst & Young S.p.A. by the Telecom Italia Shareholders’ Meeting on April 16, 2007 came to an end with the issuance by Reconta Ernst & Young S.p.A. of its audit report on the financial statements of Telecom Italia for the year ended December 31, 2009. As described above, such engagement was no longer renewable to Reconta Ernst & Young S.p.A. and as a result of this the Shareholders’ Meeting held on April 29, 2010, resolved to appoint PricewaterhouseCoopers S.p.A. as Telecom Italia’s primary independent auditors for the nine-year period 2010-2018. For US purposes the audit engagement conferred to Reconta Ernst & Young is coming to an end concurrently with the filing with the SEC of this Annual Report.

Italian audit principles require that, in cases of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the specific new guidelines for the Appointment of Auditors set forth by Telecom Italia (the Group Procedure for the Appointment of External Auditors was revised last year in view of the engagement of the audit firm for the 2010-2018) provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

As a result, the PricewaterhouseCoopers audit network after the filing with the SEC of this Annual Report will be the principal audit firm for the Telecom Italia Group, also for US purposes.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2009 and 2008 was the following:

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(units)
Employees—Italy	60,829	63,521	(2,692)
Employees—Foreign	10,499	11,017	(518)

Total Employees at payroll	71,328	74,538	(3,210)
Employees with temporary work contracts	56	782	(726)
Employees allocated to non-current assets held for sale	2,205	2,505	(300)

Total Employees	73,589	77,825	(4,236)

Excluding employees included in “Non-current assets held for sale” (Hansenet) and personnel with temporary work contracts, the Group’s workforce has been reduced by 3,210 units compared to December 31, 2008, due to:

•	the exclusion of Telecom Italia Media News from the scope of consolidation (105 units);

•	the inclusion of Intelig Telecommunicações Ltda in the scope of consolidation (580 units);

•	workforce turnover down by 3,685 units, as specified for individual Business Units:

	Hirings	Terminations	Changes
	(units)
Domestic	630	3,082	(2,452)
Brazil	2,024	3,109	(1,085)
Media, Olivetti, Other Operations	255	403	(148)

Turn over	2,909	6,594	(3,685)

Telecom Italia S.p.A.

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(units)
Personnel on payroll	54,236	56,650	(2,414)
Employees with temporary work contracts	—	635	(635)

Total	54,236	57,285	(3,049)

At December 31, 2009, Telecom Italia personnel on payroll was 54,236 units.

Compared to December 31, 2008, an overall reduction of 2,414 units was recorded, due to:

•	the entrance of 61 units from other Group Companies;

•	workforce turnover down by 2,475 units, as specified:

	Hirings	Terminations	Changes
	(units)
Telecom Italia S.p.A.—Turn over	384	2,859	(2,475)

Tim Brasil group

	Year ended December 31,
	2009	2008 (Restated)	Changes
	(units)
Tim Brasil group—Total	9,783	10,285	(502)

Item 6. Directors, Senior Management and Employees	Employees

The employees of Tim Brasil Group as of December 31, 2009, was equal to 9,783 units.

Compared to December 31, 2008, an overall reduction of 502 units was recorded, due to:

•	the entrance of 3 units from other Group Companies;

•	the inclusion of Intelig Telecomunicações Ltda in the scope of consolidation (580 units);

•	workforce turnover down by 1,085 units, as specified:

	Hirings	Terminations	Changes
	(units)
Tim Brasil group—Turn over	2,024	3,109	(1,085)

6.5.2    INDUSTRIAL RELATIONS

On December 31, 2008, the Collective National Work Contract (CCNL) for employees in the telecommunications sector expired. Negotiations for its renewal begun in January, 2009, under coordination of the trade association Asstel, led to the signing, on October 23, 2009 of the new CCNL for the years 2009-2011. Specifically, the Contract provides for:

•	the adjustment of minimum salaries on the basis of the Harmonised Consumer Price Index;

•	the updating of all the regulatory schemes regarding the labor market, incorporating the latest legislative amendments;

•	the institution of a form of supplementary health assistance for all workers of the sector;

•	the increase in leave days for student-workers;

•

the establishment of a bilateral agency for sector training which will organise courses on environment and safety at work, (as required by law 231/2001), regulations on privacy, basic computing and basic language training, work relations, CCNL and social security.

In addition, the Contract has introduced a multifaceted system of relations between companies and unions, according to European Community guidelines. The Observatory on Remote Control and the National Forum, a joint employer unions body, have been established as the leading centres of analysis, verification and discussion between the parties on the issues of financially dynamic, technological development in the sector, the evolution of legislative activities, relations with consumer associations, social corporate responsibility, the labour market, equal opportunities and safety at work. The new system of industrial relations will further encourage the dialogue between Telecom Italia trade union organizations and the stakeholders.

In January and February 2009, with successive in-depth meetings, the Company explained to the trade unions the organizational considerations in the Strategic Plan for 2009-2011. In the context of the subsequent changes to the workforce, a collective dismissal procedure, so called “mobility” was launched on May 25 under Law 223/91 for 470 workers operating in the Directory Assistance sector (Service 1254, Data Lists Assurance, Exchanges, International Work Services Centre, Territorial Support).

On July 21, 2009 the Company renounced the recourse to mobility and stipulated a contract of the “defensive” type, with the trade unions, at the Ministry of Labor, regarding the workers concerned. This Contract provides for the reduction of the working hours to avoid, wholly or in part, the reduction or the mandatory redundancy of personnel.

On February 5, 2009, specific agreements were signed with SLC-CGIL, FISTER-CISL and UILCOM-UIL (the main industry unions) on the election procedures for the Unitary Union Representative Body (RSU) and Health and Safety representatives (RSL), in compliance with union standards and on the Joint Health and Safety Committees. In order to maintain participation as the preferred instrument for verification, analysis and discussion, the Joint Health and Safety Committees are composed of an equal number of company and union members. Their task is to adopt initiatives aimed at the protection of the health of the workers, to examine the increasing number of accidents and, where necessary, propose improvements to training and information for workers and the RLS.

Item 6. Directors, Senior Management and Employees	Employees

On October 12, 2009 the Company and the unions agreed on 2009-2010 collective holidays attributed to the relevant company divisions.

According to the Master Agreement between the Company and the trade unions on May 14, 2008, on Performance-Related Bonuses, a specific agreement was signed on May 5, 2009 with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, the National RSU and UGL Telecommunications Coordination, which defined the organizational macro-fields and the parameters of quality/productivity required for Performance-Related Bonuses 2009-2011. The agreement allows for a more direct correlation with the results of the business of specific groups of workers, encouraging the involvement of the workers and a greater sense of belonging to the business.

As envisaged by the CCNL and the Protocols of Industrial Relations of the Company and the trade unions, during 2009 numerous meetings were held at the national level on many issues, among them: the contracts signed by the Company with suppliers and partners, the new reference model for company training, the reorganization of important company structures such as the Technology & Operations Department and the Security Department and the process of professional mobility of the staff areas towards operational structures.

The industrial relations activities conducted by TI Media included:

•

on February 2, 2009, an understanding was reached with the journalists’ trade unions with regard to the collective dismissal of 25 journalists, which occurred in September 2008. The agreement, reached through the regulatory schemes of the solidarity contract, revokes the procedure of collective dismissal, lasts from March 1, 2009, to February 28, 2011, and provides for the reduction of working hours and pay by 16%. The reduction in pay will be compensated, for 50%, by a specific indemnity distributed by the National Institute for the Welfare of Italian Journalists (INPGI) which also provides for the accreditation of the tax credits due;

•

on October 15, 2009, an agreement was signed with the national and territorial RSUs of TI Media, UILCOM UIL and FISTEL to raise maximum term of the fixed-term contract from 36 to 63 months. The agreement has, moreover, regulated certain aspects on matters of hiring on fixed-term contracts.

Finally, as regards Telecom Italia Sparkle S.p.A., on October 29, 2009 the new company organizational model was presented to the trade unions and the agreement on collective holidays for 2010 was signed.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 14, 2008, set the maximum total annual remuneration of the newly appointed Board of Directors (to remain in office for a three-year term, until the approval of the 2011 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 2.2 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on April 15, 2008, the above mentioned overall amount for 2009 was distributed as follows:

•	110,000 euros to be paid to each director in office;

•	an additional 35,000 euros to be paid to each member of the Executive Committee;

•	an additional 45,000 euros to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional 20,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001 (see “Item 10 Additional Information—10.1 Corporate Governance”).

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2009 to the members of the Board of Directors of Telecom Italia was 7,170 million euros.

In addition, according to a further resolution adopted by the Board, the Chairman and the Chief Executive Officer have been awarded a fixed component of compensation for the position—on top of that paid under Article 2389, first paragraph, of the Civil Code—of respectively 1.3 million euros and 1.4 million euros. In addition, the compensation package provides (i) for the Chairman, the use of a Company flat; (ii) for the Chief Executive Director, payments into a welfare plan of an amount equal to 10% of his fixed salary; (iii) for both of them, personal health coverage and insurance against accidents at work and non-professional accidents, life insurance and permanent disability insurance due to illness; (iv) for both of them, a sum equal to the amount required in order to pay taxes on this type of taxable benefits.

The Chief Executive Officer is also entitled to a short-term variable component of compensation (in the amount of between 50% and 200% of his fixed salary) based on criteria set forth annually by the Board, on the basis of a proposal by the Nomination and Compensation Committee and with the approval of the Board of Statutory Auditors. The indicators for 2009 were as follows:

•	Value Creation, expressed by the Net Income (weight: 20%);

•	Cash Improvement, assessed in terms of the ratio between Net Debt and EBITDA (weight: 15%);

•	Quality, in terms of the Customer Satisfaction Index (weight: 15%);

•	Focus on the operational component, either as the ratio between cash costs and revenues (weight: 15%), or in terms of the revenue from specifically identified innovative services (weight: 15%).

The targets for the above parameters were set in accordance with the 2009 budget and allow for a negative deviation down to a minimum threshold value and a maximum payout for the achievement of predetermined positive deviations. Deviations were differentiated according to the relevant indicators and intermediate performance results were to be measured according to a linear function. In addition to the quantitative parameters (the total weight of which was 80%) there was a qualitative valuation criteria (weight: 20%) consisting of the discretionary judgement of the Board of Directors. The final pay-out of the short term compensation of the Chief Executive Officer for the year 2009 was 70% of his fixed compensation, that is 980,000 euros.

A corresponding structure of performance indicators is in place for the 2010 short-term variable component of compensation of the Chief Executive Officer. The parameters are:

•	Net Income (weight: 20%),

•	Net Financial Position (weight: 15%),

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

•	organic EBITDA (weight: 15%),

•	Customer Satisfaction Index (weight: 15%);

•	Total Domestic Revenues (weight: 15%); and

•	Qualitative ex post valuation by the Board (weight: 20%).

According to the resolutions of the Board, if the appointment of either the Chairman or the CEO is terminated before the end of the mandate established by the shareholders’ meeting (a three year term of office, up to the approval of the 2010 accounts) (i) for objective reasons (such as the merger of the Company or the termination of the entire Board of Directors pursuant to Article 9.12 of the bylaws), (ii) at the initiative of the Company (except for good cause) or (iii) at the initiative of the interested party for good cause (e.g. change in the position, especially with reference to the delegated powers, significant changes in the composition of the reference shareholders):

•

the Chairman is entitled to the fixed compensation that would be due to him from the termination of the relationship to the end of his term of office as a director, supplemented by an indemnity equal to a year’s compensation;

•

the Chief Executive Officer is entitled to the compensation that would be due to him from the termination of the relationship to the end of his term of office as a director (including the variable component calculated as the average of the compensation already received), supplemented by a indemnity corresponding to a year’s compensation calculated as above.

The following table lists the Directors who served during 2009 and their respective compensation as of December 31, 2009. The compensation relates only to the period of 2009 in which they served as set forth below:

Individuals	Description of the position		Compensation
Name	Position held	Period during which position was held	Compensation base		Non cash benefits		Bonuses and other incentives		Other Compensations
			(thousands of euros)
BOARD OF DIRECTORS
Gabriele GALATERI DI GENOLA	Chairman	1/1-12/31/2009	1,599	(1)	189	(2)	—		—	(3)
Franco BERNABÈ	Chief Executive Officer	1/1- 12/31/2009	1,784	(4)	296	(2)	1,348	(5)	—
César ALIERTA IZUEL	Director	1/1- 12/31/2009	110	(6)	—		—		—
Paolo BARATTA	Director	1/1- 12/31/2009	175	(7)	—		—		—
Tarak BEN AMMAR	Director	1/1- 12/31/2009	110		—		—		—
Roland BERGER	Director	1/1- 12/31/2009	190	(8)	—		—		—
Stefano CAO	Director	2/27- 12/22/2009	115	(9)	—		—		—
Elio Cosimo CATANIA	Director	1/1- 12/31/2009	165	(10)	—		—		—
Jean Paul FITOUSSI	Director	1/1- 12/31/2009	155	(11)	—		—		—
Berardino LIBONATI	Director	1/1- 12/31/2009	130	(12)	—		—		60	(13)
Julio LINARES LÓPEZ	Director	1/1- 12/31/2009	145	(14)	—		—		—
Gaetano MICCICHÉ	Director	1/1- 12/31/2009	110	(15)	—		—		—
Aldo MINUCCI	Director	1/1- 12/31/2009	190	(8)	—		—		—
Gianni MION	Director	1/1- 2/27/2009	24	(16)	—		—		—
Renato PAGLIARO	Director	1/1-12/31/2009	145	(17)	—		—		—
Luigi ZINGALES	Director	1/1-12/31/2009	130	(12)	—		—		—

(1)

The amount includes: (i) remuneration ex article 2389 first and third paragraph of the Italian Civil Code, including remuneration paid to compensate for the taxes applied to taxed benefits; (ii) remuneration due as member of the Executive Committee.

(2)	The conventional value of cars, housing, insurance policies and supplementary pension, where applicable.

(3)	Mr. Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Partecipações.

(4)

The amount includes: (i) remuneration ex article 2389 first and third paragraph of the Italian Civil Code, (fixed component), including remuneration paid to compensate for the taxes applied to taxed benefits i; (ii) remuneration due as member of the Executive Committee.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(5)

A short-term variable component of remuneration (MBO) paid in 2009 linked to financial results and to specific management objectives reached in the prior year. The incentive had a value of between 50% and 200% of fixed remuneration which varies according to the achievement of predetermined objectives.

(6)	The remuneration is not received by the individual but paid over to Telefónica S.A.

(7)	The amount includes remuneration paid as chairman of the Committee for Internal Control and Corporate Governance, and member of the Supervisory Panel under Legislative Decree 231/2001.

(8)	The amount includes remuneration paid as a member of the Executive Committee and as member of the Committee for Internal Control and Corporate Governance.

(9)	The amount, not received but paid over to Sintonia S.A., includes remuneration as a member of the Executive Committee.

(10)	The amount includes remuneration paid as a member of the Executive Committee and as member of the Remuneration Committee.

(11)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.

(12)	The amount includes remuneration paid as a member of the Remuneration Committee.

(13)	Remuneration due for the office of chairman of the board of directors of the listed subsidiary Telecom Italia Media S.p.A.

(14)	The amount, not received but paid over to Telefónica S.A., includes remuneration paid as a member of the Executive Committee.

(15)	The amount is not received by the individual but paid over to Banca Intesa Sanpaolo.

(16)	The amount, not received but paid over to Edizione Holding S.p.A., includes remuneration as a member of the Executive Committee.

(17)	The amount, not received but paid over to Mediobanca S.p.A., includes remuneration as a member of the Executive Committee.

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

		Options held at the beginning of 2009				Options granted during 2009			Options exercised during 2009			Options expired or forfeited in 2009	Options held at the end of 2009
Name	Post held	Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options	Number of Equivalent options (*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Gabriele Galateri di Genola	Chairman	3,000,000	(1)	1.95	2014	—	—	—	—	—	—	—	3,000,000	1.95	2014
Franco Bernabè	Chief Executive Officer	8,400,000	(1)	1.95	2014	—	—	—	—	—	—	—	8,400,000	1.95	2014

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and also facilitate their measurement based on the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

(**)	The average exercise price means the average subscription or purchase price of the shares that comes from exercising the options.

(1)	Stock Option Plan TOP 2008: each option corresponds to the purchase of 1 Telecom Italia ordinary share (1 equivalent option).

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    COMPENSATION OF EXECUTIVE OFFICERS

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2009 to the Company’s executive officers (including the Chairman of the Board and the CEO) was 11,750 thousand euros.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The contracts with any executive officers contain the following alternative clauses:

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

No options were granted or exercised during 2009.

		Options held at the beginning of 2009				Options granted during 2009			Options exercised during 2009			Options expired in 2009	Options held at the end of 2009
Name	Post held	Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options(*)	Number of Equivalent options (*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Luca Luciani	General Manager	178,247	(1)	2.928015	2009	—	—	—	—	—	—	178,247	—	—	—
		237,663	(1)	2.928015	2010	—	—	—	—	—	—	—	237,663	2.928015	2010
Stefano Pileri	General Manager	356,494	(1)	2.928015	2009	—	—	—	—	—	—	356,494	—	—	—
		475,325	(1)	2.928015	2010	—	—	—	—	—	—	—	475,325	2.928015	2010
2002 TOP Plan	Executive Officers	2,310,609	(1)	2.788052	2009	—	—	—	—	—	—	2,310,609	—	—	—

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and also facilitate their measurement based on the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.

(**)	The average exercise price means the average subscription or purchase price of the shares that comes from exercising the options.

(1)	Stock Option Plans 2002 and TOP 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

		Options held at the beginning of 2009			Options granted during 2009			Options exercised during 2009			Options expired in 2009	Options held at the end of 2009
Name	Post held	Number of options(*)	Average exercise Price(**)	Average expiration date	Number of options(*)	Average exercise Price(**)	Average expiration date	Number of options(*)	Average exercise Price(**)	Average market price during year	Number of options(*)	Number of options (*)		Average exercise Price(**)	Average expiration date
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)		(12)	(13)
Stefano Pileri	General manager	856,800	—	2011	—	—	—	—	—	—	856,800	—		—	—
Executive Officers		4,777,200	—	2011	247,200	—	2011	—	—	—	670,800	4,018,800	(**)	—	2011

(*)

This refers to the maximum number of Telecom Italia Ordinary Shares that can be granted under the “Performance Share Granting” plan on reaching the Performance Targets (refer to the Prospectus published and distributed on August 9, 2008 and the list of recipients to whom the plan is addressed aligned to the Company’s organization chart published and distributed on January 1, 2010).

(**)

The number of Telecom Italia Ordinary Shares held at the end of 2009 already considers the change in the scope of Executive Officers intervened with the resolution of Board of Directors hold on February 27, 2009.

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of April 8, 2009 (which appointed the current Board of Auditors) authorized annual compensation of 80,000.00 euros for each Auditor and 120,000.00 euros for the Chairman of the Board of Auditors. It also decided to award an additional 15,000.00 euros to the member of the Board of Auditors appointed to the Supervisory Panel set up under Legislative Decree 231/2001 (Ferdinando Superti Furga).

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2009 to the members of the Board of Auditors as of May 6, 2010 was 555,000.00 euros.

The following table sets forth the members of the Board of Auditors in office during 2009 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2009:

Individuals	Description of the position		Compensation
Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives	Other Compensations
			(thousand of euros)
Paolo GOLIA	Chairman	1/1- 4/8/2009	46		—	—	—
Enrico Maria BIGNAMI	Acting Auditor and Chairman	1/1-4/8/2009	35	(1)	—	—	—
		4/8-12/31/2009	87		—	—	—
Lorenzo POZZA	Acting Auditor	4/8-12/31/2009	58		—	—	—
Gianluca PONZELLINI	Acting Auditor	4/8-12/31/2009	58		—	—	—
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2009	93		—	—	32	(1)
Ferdinando SUPERTI FURGA	Acting Auditor	1/1-12/31/2009	109	(2)	—	—	—
Gianfranco ZANDA	Acting Auditor	1/1-4/8/2009	35		—	—	2	(3)

(1)	Remuneration due for the position of acting statutory auditor of the listed subsidiary Telecom Italia Media S.p.A.

(2)	The amount includes remuneration paid as a member of the Supervisory Panel under Legislative Decree 231/2001.

(3)

Remuneration in respect of the position of chairman of the board of statutory auditors of the subsidiary IT Telecom S.r.l. The amount includes remuneration in the form of gross compensation as an employee and travel allowance.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At the end of 2009, the existing stock options plans related to options which give the right to the subscription of new Telecom Italia Ordinary Shares (including the options at one time granted to TIM S.p.A.).

On April 15, 2008, the Board of Directors approved the implementation of a stock option plan for the Chairman, Gabriele Galateri di Genola, and Chief Executive Officer, Franco Bernabè. The three-year plan allocated 8,400,000 options for the CEO and 3,000,000 options for the Chairman, each giving the right to purchase one Ordinary Share of the Company for each option granted at a price of 1.95 euros per share.

In the period between March 17, 2009 and March 31, 2009, in accordance with this authorization and with the “Rules of the Markets Organized and Managed by Borsa Italiana S.p.A.”, Telecom Italia purchased the 11,400,000 Ordinary Shares in service of the above-mentioned stock option plan.

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements.

The Shareholders Meeting held on April 29, 2010 resolved to launch:

•

the 2010-2014 public shareholding plan for employees that calls for a subscription offering reserved for employees of a maximum of 31,000,000 Ordinary Shares at a discount of 10% off the market price, up to a maximum limit of euro 3,000 per employee, with an instalment option. Subscribers who retain their Shares for one year, subject to remaining in the Company’s employ, shall receive one bonus Ordinary Share for every three Shares subscribed for cash.

•

the 2010-2015 long-term incentive plan reserved for a selected portion of Telecom Italia’s executives, that calls for beneficiaries to be granted a cash bonus based on three-year performances (2010-2012) according to predetermined parameters, with the option to invest 50% of the bonus accrued in newly issued Ordinary Shares at market prices, up to a maximum amount of Euro 5 million. Subscribers who retain their Shares for two years, subject to remaining in the Company’s employ, shall be granted one bonus Ordinary Share for each Share subscribed for cash.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2009 according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2009
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.45
Findim Group S.A.	(direct	)	668,931,444	4.99
Sintonia S.A.	(direct	)	275,115,716	2.06

As of May 6, 2010, the above mentioned position is the following:

			As of May 6, 2010
	Type of ownership		No. Ordinary Shares		% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907		22.45
Findim Group S.A.	(direct	)	668,931,444		4.99
BNP Paribas S.A.	(direct and indirect	)	380,012,396	(*)	2.84

(*) number of shares with voting rights held:			277,178,396		2.07

At December 31, 2009, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

The companies listed below, in their capacity as asset management companies, disclosed the following information to Consob:

•	Brandes Investment Partners LP, of a total number of 538,393,272 Ordinary Shares equal to 4.02% of Telecom Italia’s ordinary share capital, on July 23, 2008;

•	AllianceBernstein LP, of a total number of 276,847,450 Ordinary Shares equal to 2.07% of Telecom Italia’s ordinary share capital, on November 14, 2008;

•	Blackrock Inc., of a total number of 377,794,894 Ordinary Shares equal to 2.82% of Telecom Italia’s ordinary share capital, on December 1, 2009.

For more details about the significant changes in the percentage of ownership held by major shareholders organizational structure, please see “Item 4.Information on the Telecom Italia Group—4.1 Business—4.1.1 Background”.

7.1.1    SHAREHOLDERS’ AGREEMENTS

The information contained herein regarding shareholders’ agreements has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as Telecom Italia is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by Telecom Italia.

On April 28, 2007, a group of Investors, made up of the Class A Shareholders and Telefónica, entered into a Co-Investment Agreement establishing terms and conditions for their participation in Telco, the vehicle through which they purchased the entire share capital of Olimpia, from Pirelli and the Sintonia Sellers.

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

Telco was held by Generali group (28.1%), Intesa Sanpaolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

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

On October 28, 2009 the Investors other than Sintonia, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (Non-Exiting Shareholders) acknowledged Sintonia’s decision to exit from Telco and, by entering into the Renewal Agreement (effective as of April 28, 2010) agreed:

(i)	not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and

(ii)	to renew the Shareholders’ Agreement for an additional term of three years until April 27, 2013, substantially on the same terms and conditions, except that:

(a)

the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012; and

(b)	an early withdrawal right period may be exercised between April 1, 2011 and April 28, 2011 (such Shareholders’ Agreement, as amended and renewed, the “New Shareholders’ Agreement”).

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

On October 25, 2007, an Amendment to the Co-investment and Shareholders’ Agreement was signed in which, inter alia, the contents of the ruling by ANATEL (the Brazilian telecommunications regulator) announced on October 23, 2007 and published on November 5, 2007 (the “ANATEL Ruling”), which approved the indirect acquisition by Telco of the Brazilian Telecom Italia subsidiaries, were acknowledged and each party undertook to implement the content thereof through appropriate legal measures and actions. In furtherance of that undertaking, respectively on November 19, 2007 and on November 20, 2007, the Shareholders’ Agreement and the By-laws of Telco were amended to implement the clauses contemplated in the ANATEL Ruling.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Specifically with respect to Telecom Italia’s Brazilian telecommunication operations, the Parties have agreed as follows.

While applicable regulatory restrictions and limitations exist:

•

Telefónica and the directors/officers nominated by Telefónica may not participate, vote or veto resolutions in meetings of shareholders, the board or committees or organs with equivalent functions of Telco, Telecom Italia or any other company controlled by Telecom Italia when the subject matter concerns engaging in telecommunications activity in the Brazilian market. In addition, Telefónica may not nominate or designate directors or officers (i) of companies with their registered office in Brazil that are controlled by Telecom Italia and supply telecommunications services in the Brazilian market or (ii) of companies with their registered office in Brazil controlling such suppliers of telecommunications services;

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

The restrictions and limitations imposed on Telefónica shall survive also in the event of a demerger of Telco as provided in the Shareholders’ Agreement, as long as applicable regulatory restrictions and limitations exist at the time of such demerger.

In compliance with the ANATEL Ruling, the Brazilian Telecom Italia subsidiaries submitted to ANATEL, on November 22, 2007, the relevant corporate instruments (including a Telecom Italia Group internal procedure adopted by the Board of Directors of Telecom Italia and directed to Telecom Italia Group companies) to implement the measures and procedures required by the ANATEL Ruling to assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. As a result, Telecom Italia’s Brazilian subsidiaries continue to operate independently and autonomously in the Brazilian market.

The ANATEL Ruling also provided for a period of 6 months—ending on May 5, 2008—for the parties to submit additional possible measures for ANATEL’s approval in order to guarantee the maintenance of a complete segregation (“total desvinculação”) between Vivo, Telefonica’s Brazilian mobile operator, and TIM, Telecom Italia’s Brazilian mobile operator. The Brazilian Telecom Italia subsidiaries proposed a list of such additional measures on May 2, 2008.

On July 31, 2008 Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the ANATEL Ruling in this respect. Approval of the additional measures filed on May 2, 2008, was obtained on July 7,2009.

On April 28, 2010, the board of the Brazilian Antitrust Commission (CADE) unanimously approved the acquisition by Telco of an indirect minority shareholding in Telecom Italia occurred in 2007, subject to the simultaneous signing of an agreement (Termo de Compromisso and Desempenho—Tcd), by and between all the Telco shareholders—Mediobanca, Generali, Intesa Sanpaolo and Telefónica and CADE. Tim Brasil executed such agreement exclusively as an intervening party, on behalf of the Telecom Italia Group, since the latter was not formally a party to the antitrust proceedings.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Such agreement, aimed at assuring the effective segregation between the Telefónica and Telecom Italia Groups in relation to their respective operations in Brazil, provides for certain undertakings for all involved parties, including the restrictions already imposed by the Brazilian telecommunication Agency Anatel in its decisions of November 2007 and July 2009 on the Telco transaction, plus some additional commitments.

Moreover, on December 2, 2008 the Board of Directors of Telecom Italia adopted an internal procedure that formalizes the already existing separation between the activities of the Telecom Italia Group and the Telefónica Group in the Argentine telecommunications market.

Lastly, in January 2009 the Argentine antitrust Authority (“CNDC”) by means of its Resolution 04/09 (“Resolution 04/09”)—, determined that the acquisition by Telco of Olimpia (the “Telco Transaction”) would represent an economic concentration in the Argentine telecommunication market. Accordingly, the CNDC imposed on the parties of the Telco Transaction an obligation to notify the transaction to the same Authority and ordered that the shareholders of Telco shall not exercise their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Telecom Italia International, Sofora, Nortel, Telecom Argentina and their controlled entities, until a final decision on the effects of the Telco Transaction on the local market competition would be taken. This restriction, according to qualified opinions, is limited to the Argentine market.

Even if the abovementioned Resolution 04/09 is not directed towards Telecom Italia, the board of directors of Telecom Italia, taking into consideration the contents of such Resolution, approved a modification of the governance of Telecom Italia Group with respect to the Argentine market.

For a discussion of further developments since January, 2009, see “—8.2 Legal Proceedings” and “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2009 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2008 (or at the date of appointment)		Number of shares purchased in 2009	Number of shares sold in 2009		Number of shares held at the end of 2009 (or as of the date on which individual left post, if before)
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary	176,000		—	—		176,000
		Savings	88,000		—	—		88,000
Franco BERNABÈ	Telecom Italia S.p.A.	Ordinary	168,000	(1)	—	—		168,000	(1)
		Savings	180,000	(2)	—	—		180,000	(2)
César ALIERTA IZUEL	—	—	—		—	—		—
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	345,000	(3)	—	172,500	(3)	172,500	(3)
Tarak BEN AMMAR	—	—	—		—	—		—
Roland BERGER	Telecom Italia S.p.A.	Ordinary	562,500		—	—		562,500
		Savings	700,000		—	—		700,000
Stefano CAO	—	—	—		—	—		—
Elio Cosimo CATANIA	—	—	—		—	—		—
Jean Paul FITOUSSI	—	—	—		—	—		—
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	373,100		—	—		373,100
Julio LINARES LÓPEZ	—	—	—		—	—		—
Gaetano MICCICHÉ	—	—	—		—	—		—
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—	—		2,595
Gianni MION	Telecom Italia S.p.A.	Ordinary	27,000	(3)	—	—		27,000	(3)
		Savings	35,000	(3)	—	—		35,000	(3)
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		—	—		60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000		—	—		58,000

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

(1)	Of which 18,000 shares held indirectly.

(2)	Of which 30,000 shares held indirectly.

(3)	Shares held indirectly.

❖	BOARD OF AUDITORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2009 or a part of that year, have held the post of auditor in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2008 (or at the date of appointment)	Number of shares purchased in 2009	Number of shares sold in 2009	Number of shares held at the end of 2009 (or as of the date on which individual left post, if before)
Paolo GOLIA	Telecom Italia S.p.A.	Ordinary	1,437	—	—	1,437

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2009 or a part of that year, have held the post of general manager in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2008 (or at the date of appointment)	Number of shares purchased in 2009	Number of shares sold in 2009	Number of shares held at the end of 2009 (or as of the date on which individual left post, if before)
Luca LUCIANI	Telecom Italia S.p.A.	Savings	55,484	—	—	55,484
Stefano PILERI	Telecom Italia S.p.A.	Ordinary	10,892	—	—	10,892

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2009 or a part of that year, have held the post of executive officers (other than the general managers) in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2008 (or at the date of appointment)	Number of shares purchased in 2009	Number of shares sold in 2009	Number of shares held at the end of 2009 (or as of the date on which individual left post, if before)(1)
Telecom Italia S.p.A.	Ordinary	37,132	—	—	37,132
Telecom Italia S.p.A.	Savings	55,484	—	—	55,484
Telecom Italia Media S.p.A.	Ordinary	48	—	—	48

(1)

During 2009, Mr. Luca Luciani and Mr. Stefano Pileri have held the post of general managers (until 2/27/2009) and executive officers (from 2/27/2009); the shares held by them are included in the aggregate amount relating to executive officers.

* * *

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

As of May 6, 2010 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

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

On March 26, 2009, the European Court of Justice declared that, by adopting the provisions contained in decree of the Government dated June 10, 2004 defining the criteria for the exercise of the special powers, the Italian Republic failed to fulfil its obligations under the EC Treaty. Specifically, infringement of Articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the EC Treaty arises from the fact that the Decree of 2004 does not make sufficiently clear the conditions for the exercise of the special powers, which do not enable investors to know in what situations the powers will be used. That want of precision in the determining of the specific objective circumstances which justify the State’s recourse to the special powers gives those powers a discretionary nature, the result being to discourage investors generally, more specifically those contemplating settling in Italy with a view to exerting some influence on the management of the undertakings to which the legislation at issue applies.

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

For further details, please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

In addition, please see the update of this Note.

ARGENTINA

With respect to the two precautionary measures issued on August 26 and 28, 2009 by the Administrative Trial Court of Buenos Aires, on March 23, 2010 the Administrative Court of Appeal admitted the extraordinary appeal (Recurso extraordinario) filed by Telecom Italia and Telecom Italia International with the Argentine Supreme Court. The proceeding is pending before such Supreme Court.

On March 9, 2010, the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina group with a preliminary injunction which, among other things, confirms the enforcement of the measures issued on August 26 and 28, 2009 by the same Trial Court. On such basis (i) the board members of the companies belonging to the Telecom Argentina group designated on indication of Telecom Italia and/or Telecom Italia International have been excluded from the exercise of their functions within the boards of directors of such companies; and (ii) the corporate books of Nortel, Telecom Argentina, Telecom Personal and Sofora were placed in the custody of the vice chairmen (designated by Los W) of each company. Telecom Italia and Telecom Italia International have appealed such preliminary injunction.

* * *

With reference to the Shareholders’ Meetings of the companies of Telecom Argentina group, in April 2010 certain preliminary rulings were granted by the Commercial Court, suspending the discussion of items in the agenda related to the renewal of the members of the corporate bodies in the Argentine companies.

ARGENTINA—CNDC

With reference to Resolution 3/10 issued on January 6, 2010 by the Secretaría de Comercio Interior (SCI), on March 29, 2010 the Criminal Economic Court of Appeal, which was hearing the appeal brought by Telecom Italia and Telecom Italia International against Resolution SCI 3/10, terminated the proceeding, as a consequence of the abrogation of such Resolution ordered by Resolution 82/10 of the Argentine Ministry of Economy (Ministerio de Economía y Finanzas Públicas) and Resolution 14/10 of the Secretaría de Política Económica (SPE).

* * *

As requested by Resolution 30/10 issued by Argentine Antitrust Authority CNDC, which, among other things, granted Telecom Italia and Telecom Italia International a term to access the file of the antitrust proceeding and provide with their comments, both companies submitted such comments.

With Resolution 38/10 issued on March 18, the CNDC—among others—sent the appeal against Resolution 82/10 and 14/10, respectively, to the Ministry of Economy and to the SPE for the prosecution of the proceedings, while the appeal against Resolution 30/10 was sent to the Criminal Economic Court of Appeal. All such appeals are currently under review by the Criminal Economic Court of Appeal.

* * *

The Argentine Supreme Court on April 16, 2010 issued a decision by which it affirmed the competence of the Criminal Economic Court of Appeal to rule on the appeals brought by Telecom Italia Group against the Resolutions issued by CNDC. Such decision was rendered as a result of the analysis of the conflict of jurisdiction between the Civil and Commercial Court of Appeal and the Criminal Economic Court of Appeal, which arose after the CNDC sent to the latter Court the files related to the appeal against Resolution 64/09.

Item 8. Financial Information	Legal Proceedings

GREECE—DELAN

With reference to the Delan case, in 2009 Carothers Ltd (acting as successor of Delan) initiated a proceeding, against Wind Hellas, seeking a preliminary injunction as well as on the merits before Greek Courts, on grounds apparently similar to those sustained in the Arbitral case.

Wind Hellas in turn served Telecom Italia International with an impleader to join in such proceedings, by virtue of the indemnification obligations under the Stock Purchase Agreement entered in 2005 according to which TIM International (now Telecom Italia International) disposed its interest in TIM Hellas (now Wind Hellas). Such impleader has been extended to the preliminary injunction phase as well, where Carothers is seeking an attachment on Wind Hellas assets.

TELECOM ITALIA SPARKLE CASE

In addition to the information included in Note “Restatement as a result of errors and changes in accounting policies” and Note “Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, on May 6, 2010 the Italian Finance Police—after completing the tax audit it commenced on March 29, 2010 focused on VAT and direct taxes for the fiscal years 2005, 2006 and 2007—served Telecom Italia Sparkle with a report setting out the amount invoiced allegedly related to “transactions without substance” regarding traffic received by two of the telecommunication carriers subject of the investigation in 2005, 2006 and 2007.

As a result of the foregoing, the Italian Finance Police stated that:

•	298 million euros of VAT, arising from the transactions considered to be without substance, had been wrongly deducted; and

•	costs associated with the alleged non-substantive transactions are non-deductible, for IRES and IRAP purposes, with a charge estimated at 429 million euros, plus penalties and interest.

In that regard discussions have been initiated with the Italian Revenue Agency to settle the disputes with respect to the alleged wrongly deducted VAT. The estimate of the likely settlement amount, including taxes, interest and penalties, is approximately 421 million euros. This amount was set aside as a provision in the consolidated financial statements as of December 31, 2009. As for the dispute regarding direct taxes, the Group believes, based in part on advice by tax professionals, that the risk is only “possible”; as a result no provision has been set aside for such a risk.

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

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2005.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2005:
First Quarter	3.168	2.790	41.16	36.93
Second Quarter	2.978	2.486	38.59	30.14
Third Quarter	2.734	2.479	33.86	29.95
Fourth Quarter	2.719	2.305	32.13	26.95
2006:
First Quarter	2.614	2.257	31.87	26.89
Second Quarter	2.427	2.119	30.21	26.68
Third Quarter	2.269	2.065	29.18	25.88
Fourth Quarter	2.405	2.205	31.06	27.99
2007:
First Quarter	2.426	2.108	31.71	27.88
Second Quarter	2.430	2.031	32.53	27.01
Third Quarter	2.164	1.9	30.59	25.43
Fourth Quarter	2.237	2.062	32.83	29.06
2008:
First Quarter	2.136	1.214	31.18	18.82
Second Quarter	1.502	1.245	23.54	19.38
Third Quarter	1.359	1.037	21.27	14.8
Fourth Quarter	1.169	0.759	16.25	9.53
2009:
First Quarter	1.193	0.780	16.54	9.64
Second Quarter	1.048	0.920	14.36	11.96
Third Quarter	1.253	0.946	18.50	13.13
October	1.218	1.099	17.99	15.86
November	1.147	1.058	17.04	15.87
December	1.096	1.050	16.42	15.15
2010:
January	1.100	1.019	15.71	14.26
February	1.138	1.045	15.91	14.15
March	1.089	1.053	14.86	13.97
April	1.134	1.035	15.46	13.43
May (through May 6, 2010)	1.052	0.970	13.92	11.68

Source: Bloomberg data

At the close of business on May 6, 2010 there were 30,928,726 Ordinary Share ADSs outstanding held by 133 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 30,917,641 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2005.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2005:
First Quarter	2.519	2.303	32.90	30.71
Second Quarter	2.540	2.052	32.51	24.64
Third Quarter	2.306	2.063	27.97	24.75
Fourth Quarter	2.301	1.938	26.94	22.32
2006:
First Quarter	2.240	1.905	27.12	22.70
Second Quarter	2.209	1.912	27.13	24.26
Third Quarter	2.038	1.841	26.31	23.43
Fourth Quarter	2.043	1.885	26.60	23.68
2007:
First Quarter	2.024	1.810	26.35	23.53
Second Quarter	1.985	1.625	26.32	21.42
Third Quarter	1.753	1.509	24.35	19.76
Fourth Quarter	1.798	1.597	26.41	22.86
2008:
First Quarter	1.606	0.9436	23.53	14.75
Second Quarter	1.181	1.011	18.52	15.63
Third Quarter	1.075	0.7962	16.72	11.27
Fourth Quarter	0.811	0.552	11.34	6.71
2009:
First Quarter	0.859	0.610	12.04	7.51
Second Quarter	0.814	0.633	10.91	8.59
Third Quarter	0.875	0.665	12.91	9.25
October	0.861	0.763	12.77	11.01
November	0.794	0.749	11.91	11.11
December	0.777	0.752	11.62	10.78
2010:
January	0.835	0.762	11.55	10.94
February	0.880	0.782	12.02	10.62
March	0.843	0.787	11.52	10.63
April	0.900	0.829	12.19	10.91
May (through May 6, 2010)	0.858	0.816	11.33	10.02

Source: Bloomberg data

At the close of business on May 6, 2010, there were 27,749,273 Savings Share ADSs outstanding held by 18 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 27,743,307 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On May 6, 2010 the Noon Buying Rate for the Euro was U.S.$ 1.2689 = €1.00.

Item 9. Listing	Securities Trading in Italy

9.2    SECURITIES TRADING IN ITALY

Italian equity securities are traded on the regulated electronic stock market Mercato Telematico Azionario or MTA (“Telematico”), which operates under the control of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange or “Consob”), the public authority in charge of regulating the securities markets and all public offerings of securities in Italy in order to ensure the transparency and regularity of trading and protect investors.

Telematico is managed by Borsa Italiana, a joint stock company part of the London Stock Exchange Group, responsible for the organization and management of the Italian stock exchange.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third trading day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No last price is reported, but an “official price” calculated as a weighted average price of all trades performed during the trading day and a “reference price” as for the closing auction price. The Bank of Italy, in accordance with Consob, regulates the governing of the clearing system that is currently performed in Italy on an exclusive basis by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the reference price is ±10% an automatic five-minute suspension is declared. Furthermore Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000, the most liquid shares traded on Telematico, including Telecom Italia ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 10.00 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

The FTSE MIB Index is the primary benchmark index for the Italian equity market. Capturing approximately 80% of the domestic market capitalisation, the FTSE MIB Index measures the performance of the 40 most liquid and capitalised Italian shares and seeks to replicate the broad sector weights of the Italian stock market. The index is derived from the universe of stocks trading on Borsa Italiana’s Telematico market.

The index is calculated in accordance with the Industry Classification Benchmark (“ICB”) where main sectors are: Oil & Gas, Constructions & Material, Industrials Goods and Services, Automobiles & Parts, Media, Telecommunications, Utilities, Banks, Technology, Insurance and Personal & Household Goods. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated quarterly in March, June, September and December. The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

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

❖	CHANGES IN THE REGULATORY FRAMEWORK

Legislative Decree No. 27/2010 finally enacted in Italy certain provisions of the EU Shareholders’ Rights Directive (“Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies”), which significantly modifies existing rules governing the meetings of shareholders of listed companies.

Apart from minor provisions, the Decree will come into force as from the shareholders’ meetings that will be convened after October 31, 2010. A list of the most significant new rules is the following:

•

the minimum periods for the convocation of the shareholders’ meetings will vary depending on the issues to be discussed (40-day notice for the appointment of directors and/or statutory auditors in case of vote by slates; 21-day notice for share capital reduction because of losses and appointment/revocation of a receiver; 15-day notice in case of meetings convened to counter a hostile tender offer; general term of notice confirmed in 30 days);

•	no more compulsory publication of the notice in the Italian Official Gazette;

•	publication of explanatory reports on the items in the agenda required simultaneously with the publication of the notice of the meeting;

•	new terms for the filing and publication of lists of nominees for the appointment of directors and statutory auditors (at least 25 and 21 days respectively before the meeting takes place);

•	holding of shares on the record date (set at seven trading days before the meeting) as the sole requirement for attending the meeting and voting;

•	right to ask questions even before the meeting. In case, the company will answer the questions in the meeting at the latest;

•	no limits to the number of proxies for any single proxy-holder;

•

obligation (short of specific contrary provision in the company’s by-laws) for the company to appoint a representative who will receive proxies and voting instructions from any interested company’s shareholder;

•	no minimum stake ownership for solicitation of proxies;

•	new electronic instruments for the exercise of shareholders’ rights (conferment and notification of power of attorney);

•	obligation for the issuer to file its draft annual statements (approved by the board only and not any more by the shareholders’ meeting as well) within 120 days from the previous fiscal year end;

•	possible convocation of shareholders’ meetings at one call only (with minimum applicable quorum), subject to a specific provision in the by-laws;

•	possible exercise of voting rights by mail or electronically, subject to a specific provision in the by-laws;

Item 10. Additional Information	Corporate Governance

•

possible right (both for the company and holders of a minimum stake in its share capital) to ask intermediaries for a shareholders’ identification at any time, subject to a specific provision in the by-laws;

•	premium dividend (up to 10%) for shareholders who maintain their stake (up to 0.5% of the entire share capital) for a minimum period of one year, subject to a specific provision in the by-laws.

The description that follows does not consider the new rules which largely call for subsequent regulations by Consob, to be issued within a general term of six months starting from March 20, 2010 and not available yet as of May 6, 2010. As of May 6, 2010 no decision has been taken by the Company as for the various options to be made (or available for introduction) in the by-laws.

With regulation No. 17221 dated as of March 12, 2010, Consob adopted a new discipline governing transactions with related parties.

Consob regulation calls for issuers adopting ad hoc internal procedures for the approval of this kind of transactions, with a significant role to be granted to independent directors in the relevant decision process and significant disclosure requirements in case of material transactions.

Companies are required to approve their internal procedures by October 1, 2010, to come into force and become compulsory starting from January 1, 2011.

As of May 6, 2010 discussions to this end in Telecom Italia are at a preliminary level. The internal rules and/or legal provisions hereinbelow described are the existing and applicable ones as of May 6, 2010.

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

Item 10. Additional Information	Corporate Governance

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

•	nominating the persons who are to hold the offices of Chairman and CEO in strategic subsidiaries;

•	assessing the overall performance of operations and periodically comparing the results achieved with those planned.

The strategic transactions to be submitted to the Board for its prior approval include:

•	agreements with competitors of the Group that have an impact on the Group’s strategic business choices;

•	transactions that entail the entry into (or exit from) geographical and/or product markets;

•	business investments and disinvestments exceeding 250 million euros; transactions that can result in commitments and/or purchase and/or sale transactions of this nature and scale;

•

purchase and sale transactions referring to companies or business units that are of strategic significance in the overall framework of the business or exceed 250 million euros; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

purchase and sale transactions of controlling or affiliated shareholdings exceeding 250 million euros or (even if less) in companies carrying out activities included in the core business of the Group, and the conclusion of contracts for the exercise of rights attaching to such shareholdings; transactions that can result in commitments and/or purchase and/or sale contracts of this nature and scale;

•

the taking out of loans exceeding 500 million euros and the granting of loans and guarantees in favor of nonsubsidiary companies for amounts exceeding 250 million euros; transactions that can results in commitments and/or transactions of this nature and scale;

•	transactions referred to above to be carried out by unlisted subsidiaries of the Group, except for subsidiaries of listed subsidiaries;

•	the listing on (delisting from) European and non-European regulated markets of financial instruments issued by the Company or companies belonging to the Group; and

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

Item 10. Additional Information	Corporate Governance

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

As the body primarily responsible for the internal control system, the Board of Directors avails itself of the above-mentioned Committee and:

•	the head of the internal audit function, which is entrusted to the consortium company Telecom Italia Audit & Compliance Services; and

•

with reference to internal controls over financial reporting, the manager responsible for preparing the Company’s financial reports up to August 8, 2008 was Enrico Parazzini, and subsequently was Marco Patuano, who replaced Enrico Parazzini as Head of the Finance Administration and Control Function. Afterwards, due to the reorganization of some of the company’s managerial positions, on December 2, 2009 the Board of Directors appointed Andrea Mangoni, who had replaced Marco Patuano as Head of the Administration Finance and Control Function, as manager responsible for preparing the Company’s financial reports. The powers and responsibilities of this position are specified in a special set of rules which are posted in the Governance section of the Company’s website www.telecomitalia.it.

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

Through May 6, 2010, in 2010 the Board of Directors has had 4 meetings.

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

Item 10. Additional Information	Corporate Governance

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

As for the evolution of the composition of the Board in 2009 and up to May 6, 2010, see above “Item 6- Directors, Senior Management and Employees”.

Composition

According to the bylaws, it is up to the shareholders’ meeting to decide the exact number of Board members within a minimum and a maximum number (from 7 to 19). Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia bylaws relating to the retirement of a director under an age limit requirement or a shareholding requirement for director’s qualification.

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

Article 5 of the Company’s Self-Regulatory Code establishes a cap on the maximum number of positions that Telecom Italia directors may hold in management and control bodies of other companies. The general rule is that the position of Telecom Italia director is not compatible with directorships or auditorships in more than five companies, other than Telecom Italia subsidiaries or affiliates, when such companies:

•	are listed and included in the S&P/MIB index; and/or

•	operate prevalently in the financial sector on a public basis; and/or

•	engage in banking or insurance.

Item 10. Additional Information	Corporate Governance

The directorship in Telecom Italia is also considered not compatible with holding more than three executive positions in companies of the types specified above. The Board of Directors may nonetheless permit exceptions to these rules, such exceptions to be made public.

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco is Telecom Italia’s main shareholder with an interest of 22.45% in the ordinary share capital. In turn Telco is owned by Intesa San Paolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

On the basis of information in the public domain, the shareholders of Telco signed an agreement on April 28, 2007 (subsequently renewed and presently effective up to April 27, 2013) that, among other things, lays down the criteria pursuant to which the board of directors of Telco will approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia. The criteria are set out below:

•

Telefónica, to the extent holding at least 30% of Telco’s share capital, will have the right vis-à-vis the other shareholders to designate two directors of Telecom Italia: (a) to be included as designees for appointment in the board of Telecom Italia in the list presented by Telco, and (b) to the extent feasible, with respect to the substitution of such directors;

•

the other shareholders of Telco, to the extent holding at least 50% plus one share of Telco’s share capital, will designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on a proportional basis as set out in the shareholders’ agreement.

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

See “Item 16G. Corporate Governance—16.1. Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

Executive Directors and Activities of the Board

The authority to grant delegated powers to directors and revoke such mandates is reserved to the Board of Directors, which also establishes their objects, limits, manner of exercise and the intervals—of not more than

Item 10. Additional Information	Corporate Governance

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

There are no other Telecom Italia executive directors. As of May 6, 2010, Telecom Italia’s non-executive directors are: Cesar Alierta Izuel, Paolo Baratta, Tarak Ben Ammar, Roland Berger, Elio Catania, Jean Paul Fitoussi, Julio Linares Lopez, Berardino Libonati, Gaetano Micciché, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli and Luigi Zingales.

As a result of the shareholders’ agreement providing for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently, Cesar Alierta Izuel and Julio Linares Lopez committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinian telecommunications markets.

In addition,

•

in compliance with the ANATEL Ruling, issued on October 23, 2007 and subsequently on July 7, 2009, since 2007 the Board of Directors of Telecom Italia adopted an ad hoc internal procedure aimed at assuring the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. This procedure was subsequently amended and updated in September 2009;

•

On April 28, 2010, the board of the brazilian Antitrust commission (CADE) unanimously approved the acquisition by Telco of an indirect minority shareholding in Telecom Italia occurred in 2007, subject to the simultaneous signing of an agreement (Termo de Compromisso and Desempenho—TCD), by and between all the Telco shareholders—Mediobanca, Generall, Intesa Sanpaolo and Telefònica—and CADE. Tim Brasil executed such agreement exclusively as an Intervening party, on behalf of the Telecom Italia Group since the latter was not formally a party to the antitrust proceeding.

Such agreement, aimed at assuring the effective segregation between the Telefònica and Telecom Italia Groups in relation to their respective operations in Brazil, provides for certain undertakings for all involved parties, including the restrictions already imposed by the Brazilian telecommunication Agency Anatel in its decisions of November 2007 and July 2009 on the Telco Transaction, plus some additional commitments;

•

in December 2008 the Board of Directors of Telecom Italia adopted a corresponding internal procedure that formalizes the already existing separation between the activities of the Telecom Italia Group and the Telefónica Group in the Argentine telecommunications market;

Item 10. Additional Information	Corporate Governance

•

taking into consideration the contents of the Resolution 04/09 by the Argentine antitrust Authority in February 2009 the Board of Directors of Telecom Italia approved a modification of the governance of Telecom Italia Group with respect to the Argentine market.

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

Nomination and Remuneration Committee

The Committee is charged with putting forward proposals for the remuneration of the directors who hold particular offices and criteria for the remuneration of the Company’s senior management and with the nomination of candidates for the Board of Directors in the event of replacement of an independent board member.

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

As regards internal controls over financial reporting, the Company has drawn on the substantial work done in order to comply with US reporting requirements to fulfill the transparency requirements introduced by Article 154-bis of the Consolidated Law on Finance.

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a paradigm for the conduct of all those who act in the Company’s name and on its behalf and is designed to ensure the effective performance of business activity by forestalling situations and behavior that are potentially harmful to the Company. Such Model comprises “principles for dealings with governmental bodies” (elaborated as a set of rules for relations with representatives of such bodies) and “internal control checklists” listing:

•	the main stages of every process;

•	the offences that may be committed in relation to individual processes; and

•	the control activities to prevent the related risks from arising.

The 231 Organizational Model is subject to ongoing upgrading. Some revisions are made necessary by changes in the law, while others are proposed when deemed appropriate in the light of the results of the model’s application. Monitoring of the functioning and compliance with the model is performed by a Supervisory Panel made up of a member of the Board of Statutory Auditors (Ferdinando Superti Furga, Chairman), an independent director on the Internal Control and Corporate Governance Committee (Paolo Baratta), the head of the internal control system in the person of the Chairman of Telecom Italia Audit & Compliance Services and, from November 2009, an external member (presently, Professor Vincenzo Salafia). The Panel reports to the Board of Directors, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

Item 10. Additional Information	Corporate Governance

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

Tasks and role

The Board of Auditors verifies compliance with the law and the Bylaws and verifies adherence to the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform the Consob of any irregularity they detect in the course of their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Company adopted the Procedure for Information to Directors and Auditors.

In 2009 the Board of Auditors met 28 times; 6 times jointly with the Internal Control and Corporate Governance Committee. In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

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

More specifically, according to Rule 10A-3 under the 1934 Act and NYSE listing standards, the Board of Auditors has been identified to act as Telecom Italia’s Audit Committee. The Board of Auditors meets the requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Board of Auditors is established pursuant to applicable Italian law and Telecom Italia’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors;

•	the Board of Auditors is not elected by the management of the Company and no executive officer is a member of the Board of Auditors;

Item 10. Additional Information	Corporate Governance

•	all of the members of the Board of Auditors meet specific independence requirements from the Company and its Group, the management and the auditing firm, as set forth by Italian legal provisions;

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

Meetings of Ordinary Shareholders

The following description of rules applicable to shareholders’ meetings (“Shareholders’ Meetings”) considers the rules in force as of May 6, 2010.

Holders of Ordinary Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Ordinary Share held. Votes may be cast personally or by proxy. Holders of Ordinary Shares can also vote by mail.

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

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

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

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on May 16, 2007 reappointed Mr. Carlo Pasteris as joint Representative for a three year period which expired with the Ordinary Shareholders’ Meeting on April 29, 2010 (approval of the Company’s financial statements for the year 2009). A Special Meeting of Savings Shareholders is to take place on May, 26, 27 or 28, 2010, respectively on first, second and third call, for the appointment of the new joint Representative.

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

Item 10. Additional Information	Corporate Governance

instruments, and is addressed to all the members of the governing bodies, employees and outside consultants of Group companies who have potential access to inside information. It also applies as an instruction to all subsidiaries for the purpose of promptly obtaining the necessary information for timely and correct compliance with public disclosure requirements.

With reference to the preparation of the financial statements for 2009, the procedures for the Preparation of the Telecom Italia 2009 annual report for Italian purposes and Telecom Italia 2009 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than 10,000 euros. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of 10,000 euros in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of 10,000 euros to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than 10,000 euros or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

10.3    DESCRIPTION OF BYLAWS

Object

Telecom Italia’s corporate purpose is described in Article 3 of the Bylaws and consists of:

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

Recent amendments

The shareholders’ meeting held on April 29, 2010 amended article 5 of the bylaws as described in “—10.4 Description of capital stock”.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of May 6, 2010, the subscribed and fully paid-up capital stock was equal to 10,673,865,180.00 euros divided into 13,380,906,939 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of 0.55 euros.

The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of 38,655,832.60 euros (at May 6, 2010, 666,906.35 euros), by means of the issue of up to a maximum of 70,283,332 (at May 6, 2010, 1,212,557) Ordinary Shares with a par value of 0.55 euros each, divided into several divisible tranches with a tranche still outstanding of up to a maximum of 3,192,173.05 euros (at May 6, 2010, 666,906.35 euros) for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at May 6, 2010, 1,212,557) shares with a par value of 0.55 euros each, to be subscribed for at a total price of euros 5.07 per option held (i.e. at a price of 2.930636 euros for each newly-issued share).

Telecom Italia’s Extraordinary Shareholders’ Meeting of April 8, 2009, revoked the existing mandate to increase the share capital and issue convertible bonds granted to the Board of Directors by the Extraordinary Shareholders’ Meeting of May 6, 2004, and resolved that for five years starting from April 8, 2009 the Board of Directors may:

•

increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by means of cash issues of up to a maximum of 1,600,000,000 Ordinary Shares, to be offered in whole or in part with the right of pre-emption to persons having entitlement or, including just a part thereof, to employees of the Company and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134, paragraph 2 of Legislative Decree 58/1998. Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time;

•	issue, in one or more tranches and for up to a maximum of five years from April 8, 2009, convertible bonds up to a maximum amount of 1,000,000,000 euros.

As of May 6, 2010, the aforementioned powers have not been exercised.

The Extraordinary Shareholders’ Meeting of April 29, 2010, in connection with the 2010-2014 public shareholding plan for employees and the 2010-2015 long-term incentive plan and, more generally, in order to provide the Shareholders’ Meeting with an additional operational tool, resolved to amend Article 5 of the Bylaws to allow the allocation of profits to the employees of the Company or its subsidiaries through bonus share grants pursuant to Article 2349 of the Italian Civil Code.

The same Extraordinary Shareholders’ Meeting of April 29, 2010 authorized the Board of Directors—by amending Article 5 of the Bylaws—to increase share capital:

•

in the service of the 2010-2014 public shareholding plan for employees, (i) for cash by issuing a maximum of 31,000,000 Ordinary Shares, pre-emption rights excluded, to be offered for subscription to plan beneficiaries and, subsequently, (ii) in the maximum amount of euro 5,683,333.15 through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing the number of Ordinary Shares required to grant one bonus share per every three shares subscribed for cash;

•

in the service of the 2010-2015 long-term incentive plan, (i) for cash by issuing ordinary shares in the maximum amount of euro 5,000,000, pre-emption rights excluded, to be offered for subscription to plan beneficiaries and, subsequently, (ii) in the maximum amount of euro 5,000,000 through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing the number of ordinary shares required to grant one bonus share per each share subscribed for cash.

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

Item 10. Additional Information	Description of Capital Stock

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

As of May 6, 2010, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

Item 10. Additional Information	Description of Capital Stock

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—4.3 Regulation”.

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

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Exchange Act registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. Telecom Italia completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. Telecom Italia has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Ordinary Shares in registered form, par value 0.55 euros each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value 0.55 euros each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs) provided; however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Shares or evidence of rights to receive Shares may be deposited through (x) electronic transfer of such Shares to the account maintained by the Custodian for such purpose at Monte Titoli S.p.A., (y) evidence satisfactory to the Custodian of irrevocable instructions to cause such Shares to be transferred to such account or (z) delivery of the certificates representing such Shares. If use of the Monte Titoli book-entry system in connection with the Shares is discontinued at any time for any reason, the Company shall make other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, non assessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

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

Charges of Depositary

The Depositary may charge each person to whom ADSs are issued against deposits of Shares, including deposits in respect of Share Distributions, Rights and Other Distributions, and each person surrendering ADSs for withdrawal of Deposited Securities, U.S.$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. In addition, the Depositary may charge Holders, a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes hereof treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency) and (v) such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (see “Item 12D. American Depositary Shares”).

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

10.6    TAXATION

Unless otherwise indicated, for purposes of the following discussion regarding taxation, the Ordinary Shares and the Savings Shares are collectively referred to as the “Telecom Italia Shares”.

10.6.1    ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Ordinary Shares, Savings Shares or ADRs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADRs. For purposes of Italian law and the Italian-U.S. Income Tax Convention (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be. The 1999 Treaty between Italy and U.S. entered into force and took effect for taxable periods beginning on or after January 1, 2010. In respect of tax withheld at the source (such as withholding tax on dividends) the 1999 Treaty is effective for amounts paid or credited in or after February 1, 2010. A grandfathering clause allows a person entitled to greater relief under the 1984 Treaty to elect to apply the 1984 Treaty in its entirety for a 12-month period from the date on which the provisions of the 1999 Treaty have had effect.

Income Tax

Dividends paid to holders of Savings Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

Dividends paid to holders of Ordinary Shares and applicable ADRs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 27% withholding tax.

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

Non-resident holders of Ordinary Shares and applicable ADRs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident beneficial owners of Ordinary Shares and ADRs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner: (i) qualifies for the benefits of the Treaty and meets all the requirements of the Treaty provision dealing with limitation on benefits, (ii) is the actual beneficial owner of the dividends, and (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend (this 15% rate may be reduced to 5% when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

Item 10. Additional Information	Taxation

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

If the holder of Ordinary Shares or ADRs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian 12.5% or 27% substitute tax, applied at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

The Italian Budget Law for 2008 (Law No. 244 of December 24, 2007) introduced, among other provisions, some changes regarding dividends paid to non-residents. According to these new rules, the Italian withholding tax rates of 12.5% or 27%, currently levied on dividends paid to non-residents, are reduced to 1.375%, provided that the beneficial owner of the dividends:

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

Non-resident holders who paid the Italian substitute tax at the rate of 1.375% have no right to recover the four-ninths of such tax, as would otherwise be available to non-resident holders of Ordinary Shares.

The new rate applies to a distribution of profits that have been realized in tax periods starting on or after January 1, 2008. On November 19, 2009, the European Court of Justice finally ruled (C-540/07) that making dividends distributed to companies established in other European Union Member States subject to a withholding tax rate more disadvantageous than the tax regime applied to dividends distributed to resident (i.e., Italian) companies is in breach of European Union principles (free movement of capital). According to the above-mentioned decision, since Italian domestic legislation only removed this different treatment on dividends paid out of profits that have been realized in tax periods beginning on or after January 1, 2008, the reduced tax rate of 1.375% could also be applicable (within the terms of the statute of limitations as in force in Italy and to the extent retroactive refund claims are available) to dividends paid to companies established in other European Union Member States, out of profits realized in tax periods beginning before January 1, 2008.

Item 10. Additional Information	Taxation

A new ministerial decree will be issued and will provide a new list of States and territories allowing an adequate exchange of information with the Italian tax authorities (i.e. the “New White List”). It should differ from the existing white list, as the new provision refers to the existence of an effective exchange of information.

The above provision will become effective as from the tax period following the one when such ministerial decree will be enacted. Transitional provisions are provided. Until the effectiveness of the new provisions, reference has to be made to the States and territories currently listed in the Decree of the Ministry of Finance dated as of September 4, 1996, as modified by subsequent Ministerial Decrees (the latest one being the Decree of the Ministry of Finance dated as of December 14, 2000).

Transfer Tax

No transfer tax is due upon the transfer of shares and securities under Italian laws since Italian transfer tax—formerly provided for by the Royal Decree No. 3278 of 30th December, 1923, as amended and supplemented by the Legislative Decree No. 435 of November 21, 1997—has been abolished starting from December 31, 2007.

Following the repeal of the Italian Transfer tax, contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at a rate of 168 euros; (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or de-merger of Italian companies does not constitute a disposal of shares. In such transactions, the tax value and the holding period of the exchanged shares is carried over to the shares received in the exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies whose shares or ADSs are listed on a stock exchange and resident in Italy for tax purposes (as is the case for Telecom Italia are not subject to CGT.

A “qualified shareholding” consists of securities (except for Saving Shares and applicable ADRs) that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (Telecom Italia is such a company) in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (Telecom Italia is such a company). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned requirements to be qualified as a “qualified shareholding”.

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

Item 10. Additional Information	Taxation

(ii)

transfers in favour of brothers and sisters are subject to an inheritance and gift tax applied at a rate of 6% on the value of the inheritance or the gift exceeding €100,000 (per beneficiary). The same tax rate applies in favour of handicapped individuals on the value of inheritance or gift exceeding €1,500,000 (per beneficiary);

(iii)

transfers in favour of all other relatives up to the fourth degree or relatives-in-law up to the third degree, are subject to an inheritance and gift tax applied at a rate of 6% on the entire value of the inheritance or the gift;

(iv)	any other transfer is subject to an inheritance and gift tax applied at a rate of 8% on the entire value of the inheritance or the gift.

With respect to listed Shares, the value for inheritance and gift tax purposes is the average stock exchange price of the last quarter preceding the date of the succession or of the gift (increased by the interest accrued during the interim). With respect to unlisted Shares, the value for inheritance and gift tax purposes is determined by reference to the value of listed debt securities having similar features or based on other certain elements.

There is currently no gift tax convention between Italy and the United States.

10.6.2     UNITED STATES FEDERAL INCOME TAXATION

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Telecom Italia Shares or ADSs representing Telecom Italia Shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds Telecom Italia Shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special treatment, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding Telecom Italia Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Telecom Italia Shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of voting stock of Telecom Italia;

•	persons who acquired Telecom Italia Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding Telecom Italia Shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Telecom Italia Shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Telecom Italia Shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Telecom Italia Shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Item 10. Additional Information	Taxation

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Telecom Italia Shares or ADSs who is eligible for the benefits of the Treaty and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Ordinary Shares or Saving Shares, as the case may be, represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Ordinary Shares or Saving Shares, as the case may be, represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Italian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of Telecom Italia Shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. If you are a non-corporate U.S. Holder, subject to applicable limitations that may vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you in taxable years beginning before January 1, 2011 may be taxable at a maximum tax rate of 15%. Non corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that may limit their ability to be taxed at this favorable rate. If you are a corporate U.S. Holder you will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. Holders of ADSs, or by the U.S. Holder, in the case of U.S. Holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions on Telecom Italia Shares or ADSs at a rate not in excess of that provided in the Treaty will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (See “Section 10.6.1—Italian Taxation—Income Tax” for a discussion of

Item 10. Additional Information	Taxation

how to obtain the Treaty withholding rate). Instead of claiming a credit, you may, at your election, deduct such Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. You should consult your tax adviser concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

Taxation of capital gains

A U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or other disposition of Telecom Italia Shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder held the Telecom Italia Shares or ADSs for more than one year. The amount of gain or loss will be equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Telecom Italia Shares or ADSs in each case as determined in U.S. dollars. U.S. Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2009. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

With regard to the quantitative and qualitative disclosures about market risks, please see the “Note—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere herein, which provides:

•	the objectives and the policies for the management of the financial risks of Telecom Italia Group, and

•	the sensitivity analyses of the market risks we are exposed to.

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

Item 12. Description Of Securities Other Than Equity Securities

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A.     DEBT SECURITIES

Not applicable.

Item 12B.    WARRANTS AND RIGHTS

Not applicable.

Item 12C.    OTHER SECURITIES

Not applicable.

Item 12D.    AMERICAN DEPOSITARY SHARES

Description of fees and charges paid by ADR Holders

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement between JP Morgan Chase Bank, as depositary (the “Depositary”), Telecom Italia S.p.A. and Holders of American Depositary Receipts dated as of July 17, 2003, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which amounts are payable to the Depositary.

Item 12. Description Of Securities Other Than Equity Securities

Category of Service	Depositary Actions	Associated Fee

a) Deposit of underlying shares or surrender of ADRs

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.(1)

Each person surrendering ADRs for the withdrawal of deposited securities.

US$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

b) Cash dividends or distributions	Distribution of cash resulting from a cash dividend or other cash distribution.

Subject to deduction of Depositary’s expenses in (i) converting foreign currency to US dollars by sale or such other manner considered reasonable by the Depositary (ii) transferring the foreign or US dollars to the United States and (iii) obtaining any license or approval of any governmental authority required for such conversion or transfer.

c) Distribution of securities	Distribution of securities (the fee being an amount equal to the fees for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities).	US$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

d) Expenses of the Depositary	Expenses incurred on behalf of Holders in connection with:

	i) Stock transfer or other taxes and other governmental charges.	As necessary.

	ii) Cable, telex and facsimile transmission and delivery.	US$20.00 per transaction.

	iii) Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)	As necessary.

iv)     Such fees and expenses as are incurred by the Depositary (including without limitation expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation.

As necessary.

(1)

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by J.P. Morgan to Telecom Italia in relation to the Company’s ADR program

J.P. Morgan, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses. In 2009 the Depositary reimbursed the Company in the amount of US$1,300,000, all of which was used to cover accounting fees incurred in connection with the preparation of the 2008 Form 20-F.

Indirect payments

As part of its service to the Company, J.P. Morgan has agreed to waive fees in the aggregate of US$215,000 for the standard costs associated with the administration of the ADR Program. Such costs include fees and expenses related to (1) general services (administration of the ADR Program, administration of ADR holders’ accounts, maintenance of the ADR registry and other general services), services related to distribution of dividends and other cash distributions and tax and regulatory compliance services (waiver of US$150,000); (2) services related to the annual meeting (waiver of US$15,000); and (3) services to investor relations such as market updates, quarterly newsletters and market research (waiver of US$50,000). The expenses J.P. Morgan agreed to waive in 2009 amounted to US$215,000.

Item 13. Defaults, Dividend Arrearages And Delinquencies

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modification to the Rights Of Security Holders And Use Of Proceeds

Item 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. Controls And Procedures	Overview

Item 15.    CONTROLS AND PROCEDURES

Overview

On February 23, 2010 the Order was served on Telecom Italia Sparkle which alleges that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of profits from criminal activities, and registering assets under false names. Due to the ongoing criminal investigation and the issuance of the Order, on February 24, 2010 we announced that we were postponing the approval of our financial statements, due to be approved by our Board of Directors on February 25, 2010.

The Telecom Italia Sparkle case relates to events that the Company previously disclosed in its Annual Report on Form 20-F for 2007, including that in 2007 there was an investigation by the Rome Prosecutors into certain alleged VAT fraud claims against a number of Italian telecommunications operators. As described elsewhere in this Annual Report, based on an internal investigation conducted at the time and advice from external tax consultants, the Company believed that it had properly accounted for VAT and related deductions of VAT. It also disclosed at the time that it had terminated commercial relationships with certain of the suppliers and counterparties that were identified in connection with the initial investigation by the Rome Prosecutor. Until the Company received the Order on February 23, 2010, there had been no formal communications between the Rome Prosecutors and the Company after 2007. Italian law does not allow disclosure to any one of any information acquired by a public prosecutor using rights, powers and means available solely to magistrates until completion of the investigation. In addition to taking steps to terminate such relationships, the Company also implemented a number of steps to strengthen its internal controls. Such remediation steps are described in detail below. Notwithstanding the foregoing, following receipt of the Order and Telecom Italia Sparkle conducting its own independent investigation in 2010 (the “Independent Investigation”), the Company concluded that certain transactions that occurred only during the period 2005-2007 were without substance resulting in “errors” as defined in IAS 8. As a result, the Company has determined the financial statement effect resulting from these matters and restated prior period financial statements to correct errors as defined in IAS 8 arising out of the transactions explained above recorded in 2005-2007, as described in “Item 5 Operating and Financial Review and Prospects—5.1 Restatement due to Errors” and Note 3 “Restatement as a result of errors and changes in accounting policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. The Company, taking into account the results of the above-mentioned independent investigation and restatement of the Consolidated Financial Statements included elsewhere in this Annual Report, believes that despite the identified material weakness described below, the consolidated financial statements included in this Form 20-F comply with IFRS.

Under Section 404 of the Sarbanes-Oxley Act, management is required to include an internal control report as part of each annual report on Form 20-F. The report must affirm the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting and contain an assessment, as of the end of the most recent fiscal year of the issuer, of the effectiveness of the internal control structure and procedures of the issuer for financial reporting. In connection with implementation of the requirements of Section 404, the SEC issued initial rules and regulations and, in September 2007, issued further interpretive guidance (the “SEC Guidance”) regarding the required assessment of the effectiveness of internal control over financial reporting. In addition to the SEC guidance, the Public Company Accounting Oversight Board (U.S.) (“PCAOB”) issued its own revised auditing standard No. 5, Audit of Internal Control over Financial Reporting that is Integrated with an Audit of Financial Statements (“PCAOB AS-5”). PCAOB AS-5 established audit standards for a company’s accountants to audit a company’s assessment of its effectiveness of internal controls over financial reporting. Both the SEC Guidance and PCAOB AS-5 set out specific criteria and definitions of “material weakness” and “significant deficiency” and how a company should evaluate its internal controls over financial reporting. Such comprehensive set of rules and regulations provides a different approach to assessing internal controls than the comparable rules and regulations under Italian law.

As a result of the annual evaluation of internal control over financial reporting, in accordance with the comprehensive rules and regulations and SEC Guidance, management has identified the following material weakness in internal control over financial reporting as of December 31, 2009: in connection with the alleged VAT fraud claim, a material weakness originating in prior years has been identified in the design and operation of controls over the identification and accumulation of reliable information necessary to appropriately and objectively evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes, as well as to account for the related liabilities including relevant financial statement disclosure. This material weakness resulted in a material loss reserve being established in connection with the Group’s VAT and related liabilities at December 31, 2009 and restatement of our consolidated financial statements for prior periods to correct errors as defined in IAS 8 arising out of transactions recorded in 2005-2007.

This conclusion has also affected management’s analysis of the Company’s disclosure controls and procedures. The Company applied compensating procedures and processes to support the reliability of financial reporting and related disclosure in fiscal year 2009 as described below.

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer including the Financial Disclosure Support Group (made up of managers from the Administration Finance and Control, the Human Resources and Organization, and the legal departments, together with the following representatives of Telecom Italia Audit and Compliance Services: the Compliance Division and the IT Risk & Security Governance), according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the Chief Executive Officer and the Chief Financial Officer of the issuer) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

As further described below, following receipt of the Order and in accordance with the SEC Guidance, management identified a material weakness in internal control over financial reporting, which is an important part of disclosure controls and procedures. Based on the foregoing, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2009 to achieve their intended objectives.

In view of the foregoing, the Company applied compensating procedures and processes that go beyond the Company’s routine procedures to support the reliability of financial reporting and related disclosure. Such additional procedures and processes included the Independent Investigation that included the use of external legal and accounting advisors that conducted a documentary investigation for the period 2005-2009. Accordingly, management believes that the consolidated financial statements and related disclosure included in this report fairly present in all material respects the Company’s financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

15.2.    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Item 15. Controls And Procedures	Disclosure Controls And Procedures Management’s Annual Report On Internal Control Over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

As defined by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

According to the SEC Guidance, the following are factors which constitute indicators of a material weakness in internal control over financial reporting: the restatement of previously issued financial statements to reflect the correction of a material misstatement and the identification of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting.

Following the definition and guidance of the SEC, the Company’s management have identified the following material weakness in internal control over financial reporting: in connection with the alleged VAT fraud claim, a material weakness originating in prior years has been identified in the design and operation of controls over the identification and accumulation of reliable information necessary to appropriately and objectively evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes, as well as to account for the related liabilities including relevant financial statement disclosure. This material weakness resulted in a material loss reserve being established in connection with the Group’s VAT and related liabilities at December 31, 2009 and restatement of our consolidated financial statements for prior periods to correct errors as defined in IAS 8 arising out of transactions recorded in 2005-2007. We have therefore concluded that our internal control over financial reporting was not effective as of December 31, 2009.

Reconta Ernst & Young S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2009. Their attestation report on internal control over financial reporting appears below.

Item 15. Controls And Procedures	Management’s Annual Report On Internal Control Over Financial Reporting

Item 15. Controls And Procedures

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telecom Italia’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all’Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n. 10381 del 16/7/1997

A member firm of Ernst & Young Global Limited

Item 15. Controls And Procedures

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s annual report on internal control over financial reporting. A material weakness originating in prior years has been identified in the design and operation of controls over the identification and accumulation of reliable information necessary to appropriately and objectively evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes, as well as to account for the related liabilities including relevant financial statement disclosure. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telecom Italia S.p.A. and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated May 20, 2010, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Telecom Italia S.p.A. has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

/s/    Reconta Ernst & Young S.p.A.

Milan, Italy

May 20, 2010

Item 15. Controls And Procedures	Investigations And Remediation Activities In Response To Telecom Italia Sparkle Case

15.3.    INVESTIGATIONS AND REMEDIATION ACTIVITIES IN RESPONSE TO TELECOM ITALIA SPARKLE CASE

Internal Investigation—2007 and Remediation Activities

In November 2006, the Rome Judge that issued the Order interviewed a number of Telecom Italia Sparkle officials, directors and employees in connection with the Prosecutor’s investigation of a VAT fraud alleged to have been committed by a number of telecommunications operators in Italy, including the clients and suppliers identified in the Order. Soon after Telecom Italia became aware of the judicial investigation, in January 2007 Telecom Italia Sparkle, at the request of Telecom Italia, launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, in June 2007, commercial relations with the above-mentioned parties were terminated. As part of the investigation, and with the assistance of independent tax consultants, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. The full extent of the alleged VAT fraud was not detected at the time, due in part to the material weakness described above, and as a result, the conclusion of the investigation was that deduction of VAT on these purchases remained appropriate.

Following the internal investigation that was conducted in 2007 and as part of its ongoing development of its internal controls, the Company took a number of steps to strengthen its internal controls over financial reporting. Such remediation activity principally related to:

(i)	the acceptance and activation of new customers;

(ii)	the continuance of existing customers, including critical analysis of revenues generated by such customers through analysis of traffic trends; and

(iii)	the performance of controls to prevent or detect local management override in the operation of its internal controls and processes and monitoring-related entity-level controls over subsidiaries.

The Company’s internal control system is supplemented by the “231 Organizational Model” established in accordance with legislative decree 231/01 (“Law 231”). Law 231 was originally adopted in Italy to implement the OECD Convention to fight corruption of foreign public officials in cross border transactions and subsequently amended to implement in Italy EU directives, including the directive relating to money laundering. Pursuant to Law 231, companies are required to establish internal processes and procedures intended to prescribe the conduct of those who act in a company’s name and on its behalf. Such processes and procedures are intended to prevent crimes like those contemplated by Law 231, including, corruption (including dealings with government officials), money laundering and criminal conspiracy.

Remediation activities with respect to (i) the acceptance and activation of new customers and (ii) the continuance of existing customers, including critical analysis of revenues generated by such customers through analysis of the traffic trends:

•

in 2007, Telecom Italia Sparkle adopted the “Operating Procedure Control for High Value Unit Service”, whose purpose was to ensure a targeted monitoring report on high unit cost traffic, that could be more easily affected by anomalous phenomena. Telecom Italia Sparkle also introduced a specific process for the monitoring of bank clearance procedures for the payment/settlement of invoices that, since the adoption of this operating procedure control, is permitted only in the country of residence/registered office of the supplier. This process also requires monitoring on a quarterly basis of the international payment transactions through the compilation of specific check lists. Such check lists are also required as part of the 231 Organizational Model and in compliance with Law 231. According to this procedure, and in compliance with Law 231, the chief financial officer of Telecom Italia Sparkle is required to report on a quarterly basis all exceptions related to settlements made in countries other than the supplier’s residence, and those exceptions have to be formally authorized by the chief executive officer of Telecom Italia Sparkle;

•

in 2008, the risk assessment of the Telecom Italia Group to prevent the risk of handling and laundering stolen money was updated and the “Operating Procedure Price Voice” was amended by the introduction of policies for the pricing of voice services and their management in the Group’s systems; accordingly, the internal control system was integrated with respect to these risks which, since late 2007, were considered a chargeable offense and for which the Company has administrative responsibility in accordance with Law 231;

•

in 2009, Telecom Italia Sparkle adopted new processes for the identification and management of abnormal traffic and fraud detection activities based on both internal detection procedures and on reports of third parties and development of daily reports on possible anomalies in traffic (volumes, times, numbers called); further, the internal control scheme “Prevention of fraud by telephone traffic”, was introduced. In the same year the Group adhered to the “Cooperation agreement among inter-operators” issued by the Italian telecommunication operators to combat fraud; this procedure, part of a specific memorandum of understanding among the telecommunication operators, establishes certain criteria to regulate the economic treatment of calls to non geographic numbers.

Remediation activities with respect to (iii) the performance of controls to prevent or detect local management override in the operation of its internal controls and processes and monitoring-related entity-level controls over subsidiaries:

•

beginning in 2007, the Telecom Italia Group’s internal audit department performed a number of periodic investigations to examine various aspects of internal control processes of Telecom Italia Sparkle and its major subsidiaries, and the segregation of duties among employees and officers at such subsidiaries, including among others sales and purchases, quality of services, related party transactions, management of credit and bad debts;

•	in November 2008 the Group enhanced, in compliance with the Group’s Code of Ethics, the whistleblower procedure, its documentation and communication processes; and

•

in December 2008 the commercial compliance, compliance management, regulatory compliance and IT Risk & Security Governance departments were transferred from the operating units to the Group’s internal audit department.

Review and Investigations Following Receipt of Order

Following receipt of the Order and review of the new information included therein, the Board of Directors of Telecom Italia Sparkle appointed an independent third party to carry out an analysis of the internal control system under Italian rules and regulations at Telecom Italia Sparkle and its Organizational Model 231.

The preliminary report of the appointed independent third party (“Report”) confirmed that the internal control system under Italian laws and regulations and the Organizational Model 231 were effective. In addition, the main purpose of the Report’s analysis was to identify enhancements to the internal control system and to the Organizational Model 231 deemed necessary, in accordance with best corporate practices, to render the same more efficient, to the maximum possible extent, so as to prevent activities similar to those under investigation by the Rome Prosecutors. The Report suggested some possible enhancements in the following areas: (i) corporate governance; (ii) internal organization and control; (iii) operational procedures; and (iv) Organizational Model 231. Telecom Italia Sparkle’s Board of Directors approved such enhancements at its Board of Directors meeting held on May 10, 2010 with the intent to complete implementation within two months thereafter.

The Report was prepared for, and presented to, the Rome Court in connection with a proposal of the Rome magistrates to appoint an administrator to manage the affairs of Telecom Italia Sparkle. Following delivery of this Report and other documentation made available by Telecom Italia Sparkle, the Court concluded it was not necessary to proceed with such appointment.

In addition to the appointment of the independent third party to prepare the Report, the Independent Investigation was conducted by engaging independent external legal and accounting advisors to conduct a documentary investigation for the period 2005-2009. Voice traffic data and the relative costs and revenues were analyzed for the years 2005-2009, with particular focus on Telecom Italia Sparkle. The inquiries were carried out over a period of about five weeks and concluded in time to allow the release of Telecom Italia Group’s consolidated financial statements (including information on Telecom Italia Sparkle and its subsidiaries) as provided by Italian law on April 12, 2010.

The findings of the Independent Investigation were presented to the Group’s Board of Statutory Auditors and Board of Directors and taken into account in connection with the Board of Directors’ approval, on April 12, 2010, of the Group’s consolidated financial statements.

For further details of the specific findings of the 2010 Internal Investigation, please see “Item 5 Operating and Financial Review and Prospects—5.1 Restatement due to errors.”

Item 15. Controls And Procedures	Investigations And Remediation Activities In Response To Telecom Italia Sparkle Case

Drawing upon information available under the Order (as described above, Italian law does not allow disclosure to any one of any information acquired by a public prosecutor using rights, powers and means available solely to magistrates until completion of the investigation) along with data acquired as part of the Internal Investigation, the Company concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies such that certain transactions and traffic were without substance, and, in addition, there were certain anomalies relating to the destination and routing of traffic, to such an extent that the company now believes that these transactions resulted in errors as defined under IAS 8. Therefore, in compliance with IAS 8, we have restated prior period consolidated financial statements as described in “Item 5 Operating and Financial Review and Prospects—5.1 Restatement due to errors” and Note 3 “Restatement as a result of errors and changes in accounting policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. Reconta Ernst & Young S.p.A. has issued an unqualified opinion on the Consolidated Financial Statements included herein.

Telecom Italia’s management also concluded that deficiencies had existed in its internal controls, particularly in the design of its internal controls over customer acceptance and continuance, controls in monitoring of telecom traffic and related revenue recognized, controls designed to prevent or detect local management override in the operation of its internal controls and processes as well as in the operation of Telecom Italia’s monitoring-related entity-level controls over its subsidiary, Telecom Italia Sparkle. These control deficiencies represented material weaknesses in the Company’s internal control over financial reporting which, as described under “Internal Investigation—2007 and Remediation Activities” above, management believes were remediated prior to December 31, 2009.

In addition to the investigations and remediation described above, the following factors are also relevant when considering the Telecom Italia Sparkle case and the related restatement of financial statements:

•

Since the end of 2007 the Company has continued to improve and enhance its code of ethics, with a number of changes in August 2008 including, among others, requirements that parties to contracts with Telecom Italia comply with Telecom Italia’s code of ethics and further changes in February 2009. The Company’s new management team (following the change in shareholder structure) has continued to emphasize the Company’s commitment to ethical standards, transparency, responsibility, financial reporting integrity and no tolerance for illegal behaviour. This commitment has been, and will continue to be communicated to and reinforced with each Group employee.

•

As of December 31, 2009 none of the senior management identified in the Order were still in senior management positions at Telecom Italia Sparkle and those managers that were still at Telecom Italia Sparkle (and have since been either suspended or, for those imprisoned, their employment relationship terminated) did not have a significant role in financial reporting.

•

As described above, the Company has implemented remediation steps to address certain control deficiencies identified in 2007 which it has now concluded represented material weaknesses in internal control over financial reporting. Although the Company has concluded, as described above, that based on the new information it received after the end of the reporting period as a result of the Order that errors were made and therefore prior year consolidated financial statements required restatement, the errors identified all originated in the 2005-2007 period and the steps taken since 2007 have remediated such material weaknesses in internal control over financial reporting except as reported above.

Remediation Plan

Since receipt of the Order management has been actively engaged in the design and implementation of remediation efforts to address the material weakness originating in prior years relating to the design and operation of controls over the identification and accumulation of reliable information necessary to appropriately and objectively evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes, as well as to account for the related liabilities, including relevant financial statement disclosure.

In pursuit thereof, a specific procedure for evaluating potential material loss contingencies arising out of suspected fraudulent tax schemes will be implemented. This procedure will involve the establishment of a special committee (the “Special Committee”) chaired by the Chief Financial Officer of Telecom Italia Group and composed of senior managers of Administration, Finance and Control (including the Tax Department), the General

Item 15. Controls And Procedures	Investigations And Remediation Activities In Response To Telecom Italia Sparkle Case

Counsel and representatives of TI Audit and Compliance Services, Human Resources & Organization, Domestic Market Operations and Technology and Operations. The Special Committee will meet quarterly in connection with the preparation of quarterly and annual financial statements in order to identify issues, if any, on a real-time basis, or as often as required.

The Special Committee’s mandate will include, among others:

•	procedures and processes to ensure that all available information relating to suspected fraudulent tax schemes is provided to the Special Committee;

•	the right to request and accumulate additional information in order for the Special Committee to evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes;

•	authorization to instruct the various departments of the Group to obtain appropriate reliable information relating to such matters; and

•

ensuring that the information collected is objectively considered and analyzed so that the Special Committee can reasonably conclude that any such material loss contingencies are appropriately accounted for in the Company’s consolidated financial statements.

The Group will set up a specific Entity Level Control to test, evaluate and monitor the effectiveness of the Special Committee.

The Company’s management expects that the actions described above and resulting improvements in its controls will strengthen its internal control over financial reporting and will address the material weakness identified as of December 31, 2009.

Changes in Internal Control Over Financial Reporting

Except as described above, there has been no change in the Company’s internal control over financial reporting that occurred during fiscal year 2009, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 15. Controls And Procedures	Investigations And Remediation Activities In Response To Telecom Italia Sparkle Case

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of May 6, 2010 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees – 6.3 Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies—among the others—to the Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Internal Controls and Corporate Governance Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on Telecom Italia’s website at www.telecomitalia.it. See also under “Item 16G. Corporate Governance—16.1.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information – 10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as Telecom Italia’s primary independent auditors from the year ended December 31, 2001 to the year ended December 31, 2009.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2009 and 2008.

	For the fiscal year ended December 31,
Type of Fees	2009	2008
	(thousands of euros)
Audit Fees(1)	12,918	12,642
Audit-related Fees(2)	1,659	2,370

Total	14,577	15,012

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

Audit Committee’s Pre-Approval Policies and Procedures

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, the Board of Auditors makes a reasoned proposal to the Shareholders’ Meeting which appoints the external auditors and determines their compensation. The three-year period 2007-2009 audit engagement conferred to Reconta Ernst & Young S.p.A. by the Telecom Italia Shareholders’ Meeting on April 16, 2007 came to an end with the issuance by Reconta Ernst & Young S.p.A. of its audit report on the financial statements of Telecom Italia for the year ended December 31, 2009. Under the applicable Italian rules and regulations governing the appointment of independent auditors for listed companies, such engagement was no longer renewable to Reconta Ernst & Young S.p.A. and, as a result, the Shareholders’ Meeting held on April 29, 2010, resolved to appoint PricewaterhouseCoopers S.p.A. as Telecom Italia’s primary independent auditors for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010. For US purposes the audit engagement conferred to Reconta Ernst & Young is coming to an end concurrently with the filing with the SEC of this Annual Report. As a result, the PricewaterhouseCoopers audit network after the filing with the SEC of this Annual Report will be the principal audit firm for the Telecom Italia Group, also for US purposes.

In October 2003, Telecom Italia, together with the Board of Auditors, adopted the Group Procedure for the Appointment of Auditors (the “Group Procedure”). Such procedure was revised in 2009 in view of the engagement of the audit firm for the 2010-2018 period and new guidelines for the Appointment of Auditors are presently effective, starting with the appointment of PricewaterhouseCoopers S.p.A.

The above mentioned Group Procedure required that external auditors be appointed throughout the Group subject to prior approval by the Director with delegated authority and the Board of Auditors. The Group Procedure pre-approved certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and prohibited certain services. According to the Group Procedure, the Board of Auditors pre-approved (subject to annual review) the following audit and permitted non-audit services.

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

Item 16C. Principal Accountant Fees And Services

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

The pre-approved services listed above were in all cases subject to scrutiny by the Director with delegated powers for internal controls who was in a position (by his own initiative or on request by the Committee for Internal Control and Corporate Governance or by the Board of Auditors) to request supplementary documentation to verify the independent status of the auditor and take appropriate action if necessary.

Services that were not included in one of the categories listed above used to require specific pre-approval of the Director with delegated powers for internal controls and the Board of Auditors. An approval was not granted if the service fell within a category of services not permitted by current law or if it was inconsistent with maintaining auditor independence.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2009, to December 31, 2009, Telecom Italia S.p.A. bought back through mandated intermediaries 11,400,000 Telecom Italia Ordinary Shares.

Item 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable. See, however, “Item 16C. Principal Accountant Fees and Services—Audit Committee’s Pre-Approval Policies and Procedures.”

Item 16G. Corporate Governance	Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Self-Regulatory Code incorporates by reference the same independence criteria set forth by the Borsa Italiana Code. As of May 6, 2010, 5 out of 15 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

For further details see also “10.1 Corporate Governance—General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet al least once a year without management present.

Telecom Italia’s Self-Regulatory Code sets forth the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2009 a total of four such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of May 6, 2010 the position is held by Paolo Baratta. For further details see also “10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

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

Item 16G. Corporate Governance	Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

For further details see also “10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

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

For further details see also “10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on April 15, 2009. For further details see also “10.1 Corporate Governance—General—Board of Directors” and “10.1 Corporate Governance—General—Board of Auditors”.

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

Telecom Italia has adopted such a Code. For further details see also “10.1 Corporate Governance—General—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on April 15, 2009.

Item 17. Financial Statements

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18. Financial Statements Item 19. Financial Statements and Exhibits

Item 18.    FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of December 31, 2009, December 31, 2008 (Restated) and January 1, 2008 (Restated)—Assets	F-3
Consolidated Statements of Financial Position as of December 31, 2009, December 31, 2008 (Restated) and January 1, 2008 (Restated)—Equity and Liabilities	F-4
Separate Consolidated Income Statements for the years ended December 31, 2009, 2008 (Restated) and 2007 (Restated)	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008 (Restated) and 2007 (Restated)	F-6
Consolidated Statements of Changes in Equity for the years ended December 31, 2009, 2008 (Restated) and 2007 (Restated)	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 (Restated) and 2007 (Restated)	F-10
Notes to Consolidated Financial Statements	F-12

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

2.2   Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a 10 billion euros Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

4.1 Public Telecommunications License.(4)

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

Item 19. Financial Statements and Exhibits

(e) Top 2008 Plan—Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A.(7)

(f) Performance Share Granting 2008.(8)

7.1 Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS.

8.1 List of Subsidiaries.(9)

12(a) Certification by the Chief Executive Officer of Telecom Italia S.p.A.

12(b) Certification by the Head of Administration, Finance and Control of Telecom Italia S.p.A.

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15(a) Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the SEC on June 26, 2003 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(7)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 8, 2008 (File No. 001-13882).

(8)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 10, 2009 (File No. 001-13882).

(9)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

By:	/S/ FRANCO BERNABÈ
Name:	Franco Bernabè
Title:	Chief Executive Officer

Dated May 21, 2010

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009, DECEMBER 31, 2008 (Restated) AND JANUARY 1, 2008 (Restated)—ASSETS	3
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009, DECEMBER 31, 2008 (Restated) AND JANUARY 1, 2008 (Restated)—EQUITY AND LIABILITIES	4
SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)	5
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)	6
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)	7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)	10
NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION	12
NOTE 2—ACCOUNTING POLICIES	14
NOTE 3—RESTATEMENT AS A RESULT OF ERRORS AND CHANGES IN ACCOUNTING POLICIES	33
NOTE 4—BUSINESS COMBINATIONS	37
NOTE 5—GOODWILL	39
NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE	43
NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)	45
NOTE 8—OTHER NON—CURRENT ASSETS	48
NOTE 9—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES	51
NOTE 10—INVENTORIES	53
NOTE 11—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS	54
NOTE 12—CURRENT INCOME TAX RECEIVABLES	55
NOTE 13—INVESTMENTS (CURRENT ASSETS)	55
NOTE 14—SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)	56
NOTE 15—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS	56
NOTE 16—CASH AND CASH EQUIVALENTS	57
NOTE 17—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE	57
NOTE 18—EQUITY	62
NOTE 19—FINANCIAL LIABILITIES (CURRENT AND NON—CURRENT)	69
NOTE 20—FINANCIAL RISK MANAGEMENT	77
NOTE 21—DERIVATIVES	83
NOTE 22—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS	89
NOTE 23—EMPLOYEE BENEFITS	96
NOTE 24—PROVISIONS	99
NOTE 25—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES	100
NOTE 26—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES	101
NOTE 27—INCOME TAX PAYABLES (CURRENT AND NON CURRENT)	102
NOTE 28—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES	102
NOTE 29—REVENUES	116
NOTE 30—OTHER INCOME	116
NOTE 31—ACQUISITION OF GOODS AND SERVICES	116
NOTE 32—EMPLOYEE BENEFITS EXPENSES	117
NOTE 33—OTHER OPERATING EXPENSES	118
NOTE 34—INTERNALLY GENERATED ASSETS	119
NOTE 35—DEPRECIATION AND AMORTIZATION	119
NOTE 36—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS	120
NOTE 37—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS	120
NOTE 38—OTHER INCOME (EXPENSES) FROM INVESTMENTS	121
NOTE 39—FINANCE INCOME	121
NOTE 40—FINANCE EXPENSES	124
NOTE 41—INCOME TAX EXPENSE	126
NOTE 42— PROFIT FOR THE YEAR	128
NOTE 43—EARNINGS PER SHARE	129
NOTE 44—SEGMENT REPORTING	130
NOTE 45—RELATED PARTY TRANSACTIONS	135
NOTE 46—STOCK OPTION AND PERFORMANCE SHARE GRANTING PLANS OF THE TELECOM ITALIA GROUP	151
NOTE 47—OTHER INFORMATION	158
NOTE 48—EVENTS SUBSEQUENT TO DECEMBER 31, 2009	159
NOTE 49—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP	161

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated statements of financial position of Telecom Italia S.p.A. and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the consolidated financial statements, the 2007 and 2008 consolidated financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2010 expressed an adverse opinion thereon.

/s/    Reconta Ernst & Young S.p.A.

Milan, Italy

May 20, 2010

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all’Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n. 10381 del 16/7/1997

A member firm of Ernst & Young Global Limited

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009, DECEMBER 31, 2008 (Restated) AND JANUARY 1, 2008 (Restated)—ASSETS

	Note	As of December 31, 2009	As of December 31, 2008 (Restated)	As of January 1, 2008 (Restated)
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	43,627	43,891	44,420
Intangible assets with a finite useful life	6	6,282	6,492	6,985

		49,909	50,383	51,405

Tangible assets	7
Property, plant and equipment owned		13,606	14,252	15,484
Assets held under finance leases		1,296	1,410	1,450

		14,902	15,662	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	435	496	484
Other investments	8	53	57	57
Securities, financial receivables and other non-current financial assets	8	1,107	2,663	695
Miscellaneous receivables and other non-current assets	8	893	694	866
Deferred tax assets	9	1,199	1,002	250

		3,687	4,912	2,352

TOTAL NON-CURRENT ASSETS (A)		68,498	70,957	70,691

CURRENT ASSETS
Inventories	10	408	379	308
Trade and miscellaneous receivables and other current assets	11	7,462	8,101	9,088
Current income tax receivables	12	79	73	101
Investments	13	39	39	—
Securities other than investments	14	1,843	185	390
Financial receivables and other current financial assets	15	1,115	491	377
Cash and cash equivalents	16	5,504	5,416	6,473

Current assets sub-total		16,450	14,684	16,737

Discontinued operations/Non-current assets held for sale	17
—of a financial nature		81	—	—
—of a non-financial nature		1,152	9	—

		1,233	9	—

TOTAL CURRENT ASSETS (B)		17,683	14,693	16,737

TOTAL ASSETS (A+B)		86,181	85,650	87,428

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009, DECEMBER 31, 2008 (Restated) AND JANUARY 1, 2008 (Restated)—EQUITY AND LIABILITIES

	Note	As of December 31, 2009	As of December 31, 2008 (Restated)	As of January 1, 2008 (Restated)
		(millions of euros)
EQUITY	18
Share capital issued		10,674	10,674	10,674
Less: treasury shares		(89)	(83)	(69)

Share capital		10,585	10,591	10,605
Paid-in capital		1,689	1,689	1,689
Other reserves and retained earnings (accumulated losses), including profit for the year		13,678	13,318	13,137

Equity attributable to owners of the Parent		25,952	25,598	25,431
Non-controlling interests		1,168	730	1,063

TOTAL EQUITY (A)		27,120	26,328	26,494

NON-CURRENT LIABILITIES
Non-current financial liabilities	19	36,752	36,527	37,051
Employee benefits	23	1,075	1,212	1,151
Deferred tax liabilities	9	160	386	586
Provisions	24	735	692	903
Miscellaneous payables and other non-current liabilities	25	1,084	1,539	1,587

TOTAL NON-CURRENT LIABILITIES (B)		39,806	40,356	41,278

CURRENT LIABILITIES
Current financial liabilities	19	6,986	6,267	6,585
Trade and miscellaneous payables and other current liabilities	26	11,019	11,439	12,874
Current income tax payables	27	283	1,260	197

Current liabilities sub-total		18,288	18,966	19,656

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	17
—of a financial nature		659	—	—
—of a non-financial nature		308	—	—

		967	—	—

TOTAL CURRENT LIABILITIES (C)		19,255	18,966	19,656

TOTAL LIABILITIES (D=B+C)		59,061	59,322	60,934

TOTAL EQUITY AND LIABILITIES (A+D)		86,181	85,650	87,428

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)

		Year ended December 31,
	Note	2009	2008 (Restated)	2007 (Restated)
		(millions of euros)
Revenues	29	27,163	29,000	29,802
Other income	30	282	336	383

Total operating revenues and other income		27,445	29,336	30,185

Acquisition of goods and services	31	(11,480)	(13,120)	(13,442)
Employee benefits expenses	32	(3,734)	(4,114)	(3,715)
Other operating expenses	33	(1,616)	(1,631)	(2,268)
Changes in inventories		(15)	113	11
Internally generated assets	34	515	506	524
Depreciation and amortization	35	(5,551)	(5,676)	(5,518)
Gains (losses) on disposals of non-current assets	36	(59)	35	5
Impairment reversals (losses) on non-current assets	37	(12)	(12)	(44)

Operating profit		5,493	5,437	5,738

Share of profits (losses) of associates and joint ventures accounted for using the equity method		67	64	86
Other income (expenses) from investments	38	(51)	4	479
Finance income	39	2,561	3,748	2,912
Finance expenses	40	(4,731)	(6,359)	(5,095)

Profit before tax from continuing operations		3,339	2,894	4,120
Income tax expense	41	(1,121)	(677)	(1,661)

Profit from continuing operations		2,218	2,217	2,459
Profit (loss) from Discontinued operations/Non-current assets held for sale	17	(622)	(39)	(99)

Profit for the year	42	1,596	2,178	2,360
Attributable to:
• Owners of the Parent		1,581	2,177	2,353
• Non-controlling interests		15	1	7

		Year ended December 31,
		2009	2008 (Restated)	2007 (Restated)
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	43
—Ordinary Share		0.08	0.11	0.12
—Savings Share		0.09	0.12	0.13
Of which:
—From continuing operations
—Ordinary Share		0.11	0.11	0.12
—Savings Share		0.12	0.12	0.13
—From Discontinued operations/Non-current assets held for sale
—Ordinary Share		(0.03)	—	—
—Savings Share		(0.03)	—	—

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)

		Year ended December 31,
		2009	2008 (Restated)	2007 (Restated)
		(millions of euros)
Profit for the year	(A)	1,596	2,178	2,360

Other components of the Statement of Comprehensive Income:
• Available-for-sale financial assets:
– Profit (loss) from fair value adjustments		14	(2)	(57)
– Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	(138)
– Income tax expense		4	(8)	11

	(B)	18	(10)	(184)

• Hedging instruments:
– Profit (loss) from fair value adjustments		(1,504)	124	(114)
– Loss (profit) transferred to the Separate Consolidated Income Statement		206	211	468
– Income tax expense		363	(98)	(96)

	(C)	(935)	237	258

• Exchange differences on translating foreign operations:
– Profit (loss) on translating foreign operations		964	(793)	291

	(D)	964	(793)	291

• Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
– Profit (loss)		(71)	13	(34)
– Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	(55)
– Income tax expense		—	—	—

	(E)	(71)	13	(89)

Total	(F=B+C+D+E)	(24)	(553)	276

Total profit (loss) for the year	(A+F)	1,572	1,625	2,636

Attributable to:
• Owners of the Parent		1,321	1,786	2,575
• Non-controlling interests		251	(161)	61

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)

•	CHANGES IN EQUITY IN 2007 (Restated)

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e+f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2006	10,605	1,689	172	(54)	649	37	12,920	26,018	1,080	27,098
Restatement for errors	—	—	—	—	—	—	(396)	(396)	—	(396)

Balance at December 31, 2006 (Restated)	10,605	1,689	172	(54)	649	37	12,524	25,622	1,080	26,702

Changes in equity in the year ended December 31, 2007:
• Dividends approved	—	—	—	—	—	—	(2,766)	(2,766)	(74)	(2,840)
• Total comprehensive income (loss) for the year	—	—	(184)	258	237	(89)	2,353	2,575	61	2,636
• Conversion of bonds	—	—	—	—	—	—	2	2	—	2
• Changes in the scope of consolidation	—	—	—	—	—	—	—	—	(2)	(2)
• Other changes	—	—	—	—	—	—	(2)	(2)	(2)	(4)

Balance at December 31, 2007 (Restated)	10,605	1,689	(12)	204	886	(52)	12,111	25,431	1,063	26,494

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2008 (Restated)

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d +e+f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,602	25,922	1,063	26,985
Restatement for errors	—	—	—	—	—	—	(487)	(487)	—	(487)
Changes in accounting policies (IFRIC 13)	—	—	—	—	—	—	(4)	(4)	—	(4)

Balance at December 31, 2007 (Restated)	10,605	1,689	(12)	204	886	(52)	12,111	25,431	1,063	26,494

Changes in equity in the year ended December 31, 2008:
• Dividends approved	—	—	—	—	—	—	(1,609)	(1,609)	(59)	(1,668)
• Total comprehensive income (loss) for the year	—	—	(10)	237	(631)	13	2,177	1,786	(161)	1,625
• Grant of equity instruments	—	—	—	—	—	—	1	1	—	1
• Treasury shares	(14)	—	—	—	—	—	(13)	(27)	—	(27)
• Changes in the scope of consolidation	—	—	—	—	—	—	—	—	(117)	(117)
• Other changes	—	—	—	—	—	—	16	16	4	20

Balance at December 31, 2008 (Restated)	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2009

	Share capital	Paid-in capital	Fair value adjustments on available- for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,211	26,126	730	26,856
Restatement for errors	—	—	—	—	—	—	(497)	(497)	—	(497)
Changes in accounting policies (IFRIC 13)	—	—	—	—	—	—	(31)	(31)	—	(31)

Balance at December 31, 2008 (Restated)	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

Changes in equity in the year ended December 31, 2009:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(24)	(1,053)
• Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	(110)	(110)	110	—
• Total comprehensive income (loss) for the year	—	—	18	(935)	728	(71)	1,581	1,321	251	1,572
• Grant of equity instruments	—	—	—	—	—	—	2	2	—	2
• Treasury shares	(6)	—	—	—	—	—	(5)	(11)	—	(11)
• Changes in the scope of consolidation	—	—	—	—	—	—	196	196	99	295
• Other changes	—	—	—	—	—	—	(15)	(15)	2	(13)

Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)

		Year ended December 31,
	Note	2009	2008 (Restated)	2007 (Restated)
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		2,218	2,217	2,459
Adjustments for:
Depreciation and amortization		5,551	5,676	5,518
Impairment losses (reversals) on non-current assets (including investments)		27	212	(34)
Net change in deferred tax assets and liabilities		(48)	(1,031)	935
Losses (gains) realized on disposals of non-current assets (including investments)		55	(37)	(467)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(67)	(64)	(86)
Change in employee benefits		(173)	233	(214)
Change in inventories		(30)	(74)	(16)
Change in trade receivables and net amounts due from customers on construction contracts		336	737	113
Change in trade payables		(995)	(588)	582
Net change in current income tax receivables/payables		(1,170)	1,078	217
Net change in miscellaneous receivables/payables and other assets/liabilities		(229)	(98)	(612)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,475	8,261	8,395

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	6	(2,017)	(2,360)	(2,120)
Purchase of tangible assets on an accrual basis	7	(2,526)	(2,680)	(2,911)

Total purchase of intangible and tangible assets on an accrual basis		(4,543)	(5,040)	(5,031)
Change in amounts due to fixed asset suppliers		619	(419)	329

Total purchase of intangible and tangible assets on a cash basis		(3,924)	(5,459)	(4,702)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		—	—	(636)
Acquisitions of other investments	8	(6)	(6)	(1)
Change in financial receivables and other financial assets		(692)	(1,756)	126
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(13)	452	3
Proceeds from sale/repayments of intangible, tangible and other non-current assets		66	97	1,165

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(4,569)	(6,672)	(4,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(1,123)	1,267	202
Proceeds from non-current financial liabilities (including current portion)		5,563	2,317	2,622
Repayments of non-current financial liabilities (including current portion)		(4,260)	(4,302)	(5,218)
Proceeds from equity instruments		—	1	—
Consideration paid for equity instruments		(11)	(27)	—
Dividends paid		(1,050)	(1,665)	(2,831)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(881)	(2,409)	(5,225)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	17	61	(41)	95

AGGREGATE CASH FLOWS (E=A+B+C+D)		86	(861)	(780)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		5,226	6,204	6,960

Net foreign exchange differences on net cash and cash equivalents (G)		172	(117)	24

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		5,484	5,226	6,204

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 (Restated) AND 2007 (Restated)

	Year ended December 31,
	2009	2008 (Restated)	2007 (Restated)
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(2,301)	(633)	(501)

Interest expense paid	(3,250)	(3,429)	(3,752)

Interest income received	1,025	1,256	1,513

Dividends received	4	49	59

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,396	6,398	7,235
• Bank overdrafts repayable on demand—from continuing operations	(190)	(276)	(259)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	20	82	30
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	(46)

	5,226	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,504	5,396	6,398
• Bank overdrafts repayable on demand—from continuing operations	(101)	(190)	(276)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	81	20	82
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	5,484	5,226	6,204

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The consolidated financial statements of the Telecom Italia Group are expressed, unless otherwise indicated, in millions of euros, which is also the currency of the primary economies in which the Group operates.

Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in the Note “Accounting Policies”.

The consolidated financial statements for the year ended December 31, 2009 have been prepared on a going concern basis (for further details please refer to Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

The designation “IFRS” also includes all effective revised International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

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

In 2009, the Group applied the accounting policies on a basis consistent with previous years except for IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements) that were early adopted and whose effects are described in the Note “Accounting Policies”.

For purposes of comparison, the consolidated statement of financial position at December 31, 2008 as well as the separate consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows and the consolidated statements of changes in equity for the years ended December 31, 2008 and 2007 have been presented in accordance with IAS 1 revised (Presentation of Financial Statements).

Moreover, as discussed in the Note “Restatement for errors and changes in accounting policies”, following certain adjustments and provisions for errors—as defined by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors)—made in connection with the “Telecom Italia Sparkle case” and due to the retrospective application, starting from January 1, 2009, of IFRIC 13 (Customer Loyalty Programmes) the comparative data of the corresponding periods of the years 2008 and 2007 have been appropriately adjusted and referred to as “restated”. The effects of the adoption of IFRIC 13 are also described in the Note “Accounting Policies”. Therefore, unless otherwise indicated, all financial data related to the years ended December 31, 2008 and 2007 included in the notes to consolidated financial statements are “restated”.

Publication of the consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2009 was approved by resolution of the Board of Directors’ meeting held on April 12, 2010.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1 revised, which came into effect on January 1, 2009. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity; and

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.

Furthermore, as a result of including HanseNet Telekommunikation GmbH in Discontinued operations in the third quarter of 2009, the European BroadBand Business Unit is no longer presented. The other companies of that business unit have become part of Other operations.

However, the application of IFRS 8 has not required any changes in the disclosure by operating segment.

Furthermore, as a result of the application of IFRS 8, the term “operating segment” is considered synonymous with “Business Unit”; the operating segments of the Telecom Italia Group are the following:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the related support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

For purposes of comparison and due to the restatement as a result of errors and adoption of IFRIC 13, the disclosure by operating segment for the periods under comparison has been appropriately restated.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2009 compared to December 31, 2008 can be analyzed as follows:

•	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Intelig Telecomunicaçóes Ltda	new acquisition	Brazil	December 2009

H.R. Services S.r.l.	newly formed	Other Operations	June 2009

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Telecom Italia Lab S.A. (in liquidation)	liquidated	Other Operations	November 2009

Olivetti Austria GmbH (in liquidation)	liquidated	Olivetti	September 2009

Top Service S.p.A. (in liquidation)	liquidated	Olivetti	September 2009

Giallo Viaggi.It S.r.l. (in liquidation)	liquidated	Media	August 2009

Thinx.sm Telehouse Internet Exchange S.r.l. (in liquidation)	liquidated	Domestic	June 2009

Telecom Media News S.p.A.	controlling interest sold	Media	May 2009

Telemedia International USA Inc.	liquidated	Domestic	year 2009

•	Merger of companies:

Company		Business Unit	Month
Tim Nordeste S.A.	merged in Tim Celular S.A.	Brazil	December 2009

Moreover, in 2008, the Liberty Surf group (Liberty Surf group S.A.S., Intercall S.A., Liberty Surf Network B.V. (in liquidation) and Telecom Italia S.A.S) were classified in “Discontinued operations/Non-current assets held for sale”. The sales transaction was finalized in August 2008.

A breakdown of subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line (*)	30	67	97
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	3	20

Total companies	48	71	119

	December 31, 2008
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line	33	70	103
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	18	4	22

Total companies	52	75	127

(*)	Including subsidiaries classified in “Discontinued operations/Non-current assets held for sale”.

Further details are provided in Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for the year ended December 31, 2009 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future.

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “share capital information” under the Note “Equity”; and

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The closing date of all the subsidiaries’ financial statements coincides with that of the Parent, Telecom Italia.

Control exists when the Parent Telecom Italia, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit for the year is disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Following the early adoption of IAS 27R, which was applied prospectively, starting from 2009 the total comprehensive loss (including the profit or loss for the period) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (please see below for more details).

Before 2009, if losses attributable to non-controlling interests in a consolidated subsidiary exceeded the non-controlling interests in the subsidiary’s equity, the excess was allocated against the equity interest attributable to the equity holders of the Parent.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. A that date, goodwill is recorded under intangible assets, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than Euro are translated using the exchange rates in effect at the balance sheet date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

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

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstance ceases. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Following the early adoption of IAS 27R, which was applied prospectively, starting from 2009 changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

Before 2009, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatments (consistent with the Parent entity extension method):

•

acquisition of interests in companies after control is obtained: on acquisition, the Group pays a consideration to the non-controlling interests and adjusts the non-controlling and controlling interests and records a Goodwill equal to the excess of the consideration paid over the carrying amount of the corresponding portion of assets and liabilities acquired; and

•

sale of interests in companies where control is retained: the difference between the consideration received and the corresponding carrying amount in the consolidated financial statements is recognized in the separate income statement.

As far as intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatment: the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. Equity attributable to the non-controlling interests which does not directly take part in the transaction is adjusted to reflect the change with a corresponding opposite effect on the equity attributable to the owners of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

INTANGIBLE ASSETS

Goodwill

Following the early adoption of IFRS 3R (Business Combinations), which was applied prospectively, starting with the consolidated financial statements for the year ended December 31, 2009, goodwill is recognized as of the date control is obtained and measured as the excess of (a) over (b) below:

(a)	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3R; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured, as allowed, at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets; and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

(b)	the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the date the Group attained control.

The IFRS 3R requires, inter alia, the following changes:

•	incidental costs incurred in connection with a business combination are charged to the separate income statement, while they were previously included in the consideration paid; and

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the date control is obtained and recognize the resulting gain or loss, if any, in the separate income statement, with a consequent effect on goodwill. Previously, the amount of goodwill was determined on the basis of the fair value of the net assets acquired at the date of each transaction.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. For additional details, please refer to the accounting policy Impairment of tangible and intangible assets—Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Until December 31, 2008, goodwill was recorded as the excess of the cost of acquisition over the Group’s interest in the fair value of those assets and liabilities acquired.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

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

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this recalculation, if any, are recognized with an offsetting entry to tangible assets up to their carrying amount and for the excess to the separate income statement.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities).

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

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate income statement on a straight-line basis over the lease term.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement.

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

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

FINANCIAL INSTRUMENTS

In the context of IFRS first-time adoption, the Group early adopted IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets; and

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

Other unlisted investments classified as “available-for-sale” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate income statement.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

•	held for trading and measured at fair value through profit or loss; and

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement. When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

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

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

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

All derivative financial instruments are measured at fair value in accordance with IAS 39. When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge—Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement.

SALES OF RECEIVABLES

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate income statement when they become known.

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

In accordance with IFRS, Discontinued operations/Non current assets held for sale are presented in the financial statements as follows:

•

in two lines on the statement of financial position: Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale;

•	in one line on the separate income statement: Profit (loss) from Discontinued operations/Non-current assets held for sale.

EMPLOYEE BENEFITS

Provision for employee severance indemnities

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IFRS 1 and IAS 19, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the separate income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability (unwinding effect), are included in the separate income statement under “Employee benefits expenses”.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

As allowed by IFRS 1, the Group did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

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

If the right vests over a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the separate income statement under “Employee benefits expenses”.

At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably. Furthermore, we exercise considerable judgment in determining our exposure to and recognizing provisions for contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate income statement.

REVENUES

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

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

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate income statement in the year in which they are incurred.

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

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

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the recognition of goodwill, through the use of a complex process in determining such values.

Bad debt provisions	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial statement line item/area	Accounting estimates

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

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

•        the estimate of the fair value of each component of bundled offerings.

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

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

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

CORRECTION OF ERRORS

IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) provides for, among other things, the recognition and disclosure of prior year errors. According to this standard, errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.

Material errors, with respect to the their size and the circumstances that caused them, shall be corrected retrospectively in the first set of financial statements authorized for issue after their discovery by:

•	restated the comparative amounts for the prior years presented in which the error occurred; or

•	restated the opening balances of assets, liabilities and equity for the earliest prior year presented if the error occurred before the earliest prior year presented.

Retrospective restatement is correcting the recognition, measurement and disclosure of amounts of elements of financial statements as if a prior year error had never occurred.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB AND IN FORCE AS FROM JANUARY 1, 2009

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2009 are reported below and briefly summarized.

IFRS 8 (Operating Segments)

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the CODM. IFRS 8 supersedes IAS 14 (Segment Reporting). The adoption of this standard did not involve any changes in the disclosure related to the operating segments.

IAS 23 (Borrowing Costs) Amendments

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia Group), rather than capitalizing them. The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets. The adoption of this standard did not have any effect on the consolidated financial statements at December 31, 2009.

IFRS 2 (Share-Based Payment) Amendments

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted. The amendments did not have any impact on the consolidated financial statements at December 31, 2009.

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

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the prior year’s financial statements (for further details, please see Note “Restatement for errors and changes in accounting policies”).

IAS 1 revised (Presentation of Financial Statements)

The main changes introduced provide for:

•	the presentation in the statement of changes in equity of the details related only to the owner changes in equity;

•	the presentation of all non-owner changes in equity in two statements (approach adopted by Telecom Italia):

•	a statement (Separate income statement) displaying components of profit (loss) for the year; and

•	a statement (Statement of comprehensive income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IAS 32 (Financial Instruments: Presentation) and IAS 1 (Presentation of Financial Statements) Amendments

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity. The amendments to IAS 1 require disclosure of specific information about those instruments. The adoption of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

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

The adoption of this interpretation did not have any effect on the consolidated financial statements at December 31, 2009.

Amendments to IFRIC 9 (Reassessment of embedded derivatives) and IAS 39 (Financial Instruments: Recognition and Measurement): embedded derivatives

The amendments to IFRIC 9 and IAS 39 allow entities to reclassify certain financial instruments out of the “fair value through profit or loss” category in specific circumstances. The amendments clarify that on the reclassification of a financial asset out of the “fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in the financial statements.

The application of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

Amendments to IFRS 7 (Financial instruments: disclosures): improving disclosures about financial instruments

The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements recognized in the consolidated statement of financial position. For the purpose of these expanded disclosures a three-level hierarchy has been introduced (level 1: quoted prices; level 2: inputs derived from observable market data; level 3: inputs that are not based on observable market data). Amendments have also been made to the liquidity risk disclosures.

The adoption of these amendments did not have any effect on the consolidated financial statements at December 31, 2009.

IFRIC 18 (Transfer of Assets from Customers)

This interpretation applies to the accounting for transfers of items of property, plant or equipment by entities that receive such transfers from their customers and that the entity must then use to connect the customer to a network to provide the same goods or services. If the transferred item is controlled by the entity, it should be measured at fair value on initial recognition in property, plant and equipment. The interpretation also applies to cash received by entities from clients that must be used only to construct the asset. The related revenues should be recognized over the terms of the contract agreed with the client to supply the goods or services or, if the date is not specified, over a period no longer than the estimated useful life of the asset. IFRIC 18 shall be applied prospectively to transfers of assets from customers received on or after July 1, 2009. The application of this interpretation did not have any effect on the consolidated financial statements at December 31, 2009.

Improvements to IFRS (issued by IASB in 2008)

The main improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Financial Statement Presentation):    assets and liabilities arising from derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

•	IAS 23 (Borrowing Costs): the amendment consists in a better definition of borrowing costs.

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

•

IAS 38 (Intangible Assets):    the amendment requires that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life.

•

IAS 39 (Financial Instruments: Recognition and Measurement):    the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

The application of “Improvements to IFRS (2008)” did not have any effect on the consolidated financial statements at December 31, 2009.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE AND EARLY ADOPTED

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

IFRS 3R introduces a number of changes in the accounting for business combinations that impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27R requires that a change in a parent’s ownership interest in a subsidiary that does not result in loss of control be accounted for as an equity transaction, clarifies the accounting treatment in the event of the loss of control in a subsidiary and requires that the investors’ losses share in a non-controlling interest be allocated to the non-controlling interest even if this results in a deficit.

The changes introduced by IFRS 3R and IAS 27R must be applied prospectively starting from January 1, 2010. However, following the acquisition of the entire stake in the Brazilian telecommunications company Intelig Telecomunicações Ltda at the end of December 2009, by means of the merger of Holdco Participações Ltda (the parent company of Intelig) into Tim Participações S.A., Telecom Italia has decided, as allowed, to early adopt such amendments starting from the 2009 financial statements. The early adoption of such amendments (in particular of IAS 27R) resulted in the recognition in equity, instead of recording a gain through the separate income statement, of the capital gain realized on the partial sale (without loss of control) of Tim Participações S.A. for a total amount of 47 million euros. Moreover, the adoption of these amendments resulted in an effect on the earnings per share for the year 2009 of less than 0.01 euros.

NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IAS 39 (Financial Instruments: Recognition and Measurement—Eligible hedged items) Amendments

These amendments to IAS 39 provide the following clarifications in relation to hedge accounting:

•	identifying the cases in which inflation may be a hedged risk;

•	specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The amendments are effective beginning January 1, 2010 and must be applied retrospectively in accordance with IAS 8. The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

This interpretation provides guidelines on the accounting treatment for the distribution of non-cash assets to shareholders. In particular, the interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate income statement.

IFRIC 17 is effective beginning January 1, 2010 and must be applied prospectively. The application of this interpretation is not expected to have any effect on the consolidated financial statements.

Amendment to IAS 32 (Classification of Rights Issues)

The amendments to IAS 32 regard the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted. The application of this amendment is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The amendments are effective from January 1, 2010. The application of this amendment is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2008)

An amendment was made to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amended IFRS 5 is effective from January 1, 2010. The application of this improvement is not expected to have any effect on the consolidated financial statements.

IFRS 9 (Financial Instruments)

In November 2009, the IASB issued IFRS 9. Such standard regards the classification and measurement of financial assets and represents the first part of a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. Such approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. IFRS 9 also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. The new standard must be applied for annual periods beginning on or after January 1, 2013. The Group is evaluating if the application of this standard will result in material effects on the consolidated financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IAS 24 (Related Party Disclosures)

In November 2009, IASB revised IAS 24 (Related Party Disclosures) to provide a partial exemption from the disclosure requirements for government-related entities; in addition the definition of related party was revised and some clarifications were introduced on the disclosure content. The amendments to IAS 24 are effective beginning January 1, 2011, with earlier application permitted. The adoption of this standard is not expected to have an effect on the measurement of consolidated financial statement line items.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

In November 2009, IASB issued IFRIC 19. This interpretation clarifies the requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•	the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s separate income statement for the year.

IFRIC 19 is effective beginning January 1, 2011, with earlier application permitted. The application of this interpretation is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

In November 2009, IASB revised IFRIC 14. In particular, the amendments refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The amendments to IFRIC 14 are effective beginning January 1, 2011. Earlier application is permitted. The application of this amendment is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS (issued by IASB in 2009)

The main improvements, which are effective from January 1, 2010, are illustrated below.

•

IFRS 2 (Share-based Payment) These amendments clarify that following the changes made by IFRS 3R to the definition of a business combination, the contribution of a business on the formation of a joint venture and the combination of entities or businesses under common control do not fall within the scope of IFRS 2.

•

IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) This amendment, which shall be applied prospectively, clarifies that IFRS 5 and other IFRSs that specifically refer to non-current assets (or disposal groups) classified as held for sale or discontinued operations set out all the disclosures required in respect of those assets or operations.

•

IFRS 8 (Operating Segments) The amendment to IFRS 8 clarifies that an entity shall report a measure of total assets for each reportable segment only if such an amount is regularly provided to the Chief Operating Decision Maker. Before, this information was required, in any case, for each reportable segment.

•

IAS 1 (Presentation of Financial Statements) This amendment clarifies that an entity shall classify a liability as current when it does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting period, even if, at the option of the counterparty, the terms of a liability could result in its settlement by the issue of equity instruments.

•

IAS 7 (Statement of Cash Flows) The amendment clarifies that only expenditures that result in a recognized asset in the statement of financial position are eligible for classification as investing activities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

IAS 17 (Leases) The amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

•

IAS 36 (Impairment of Assets) The amendments refer to the allocation of goodwill to cash-generating units (or groups of cash-generating units) of an acquirer in a business combination or for purposes of impairment testing. In particular, the amendments clarify that each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by IFRS 8 (Operating Segments) before aggregation.

•	IAS 39 (Financial Instruments: Recognition and Measurement) The main amendments, to be applied prospectively to all unexpired contracts, are as follows:

•

within the scope of IAS 39, the clarification about the exclusion of any forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date;

•

as regards accounting for an embedded derivative separately from the host contract, the following clarification regarding the prepayment option embedded in a host debt contract was introduced: in the case in which the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract, such option shall be considered closely related to the host contract and therefore not accounted for separately.

•

IFRIC 9 (Reassessment of Embedded Derivatives) This amendment, applicable prospectively, excludes from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation) The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (2009)” is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3—RESTATEMENT AS A RESULT OF ERRORS AND CHANGES IN ACCOUNTING POLICIES

The ongoing criminal investigation involving Telecom Italia Sparkle, and the Rome court Order issued in relation to this investigation (the “Order”) which was served on Telecom Italia Sparkle on February 23, 2010—for further details please see Note “Contingent liabilities, other information, commitments and guarantees”—alleges that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of profits from criminal activities, and registering assets under false names. The charges of cross-border criminal conspiracy, international money-laundering and reinvestment of profits from criminal activities are possible offenses that may entail administrative liability for a corporation under the Legislative Decree No. 231/2001.

As part of the proceedings, the Rome Judge issued a seizure order for 298 million euros, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation. A hearing was scheduled in chambers to discuss the request for the appointment of an Administrator for Telecom Italia Sparkle pursuant to Legislative Decree No. 231/2001. On April 6, 2010, the Preliminary Investigations Judge cancelled this hearing as there were no longer any grounds to proceed on this matter.

In addition to the amounts seized, Telecom Italia Sparkle, as detailed in Note “Contingent liabilities, other information, commitments and guarantees”, provided guarantees for 195 million euros, of which 72 million euros corresponds to the potential seizure of profits generated by the sales transactions noted above, and 123 million euros corresponds to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (298 million euros), and the highest amount the company could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the possible settlement procedures with the Italian Tax Authorities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The sales transactions effected, in the financial years 2005, 2006 and 2007, related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and were conducted with a number of small telecommunications carriers resident in the European Union (EU).

Internal investigation—2007

In November 2006, the Rome Judge that issued the Order interviewed a number of Telecom Italia Sparkle officials, directors and employees in connection with the Prosecutor’s investigation of a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Soon after Telecom Italia became aware of the judicial investigation, in January 2007 Telecom Italia Sparkle on the request of Telecom Italia, launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, which was undertaken with the assistance of independent tax consultants, in June 2007 commercial relations with the above-mentioned parties were terminated. As part of the investigation, and with the assistance of independent tax consultants, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. The full extent of the alleged VAT fraud was not detected at the time, and, as a result, the conclusion of the investigation was that deduction of VAT on these purchases was appropriate.

Events subsequent to receipt of Order

Analyses and information acquired since the Order have provided additional facts for assessment of the events under investigation and the analysis undertaken in the past, adding previously unknown information which has become available through investigations undertaken by the Rome Prosecutors, using their specific powers and faculties.

Internal investigation—2010

Subsequent to the issue of the Order, independent legal and accounting advisors were appointed to conduct a documentary investigation into activities between 2005 and 2009. The advisers’ analysis focused on contracts and relations maintained by Telecom Italia Sparkle other than those covered under the Order, referring in particular to counterparties other than major telecommunications carriers and other Telecom Italia Group companies, concentrating on traffic data and associated revenues, costs and payments. The findings of the internal investigation were presented to the Board of Statutory Auditors and the Company’s Board of Directors.

Restatement

Drawing upon information available under the Order, along with data acquired as part of the 2010 internal investigation, Telecom Italia concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies such that certain transactions and traffic were without substance and, in addition there were certain anomalies relating to the destination and routing of some traffic, to such an extent Telecom Italia now believes that these transactions resulted in errors as defined under IAS 8.

Therefore, in compliance with IAS 8, and without prejudice to any rights and remedies available to Telecom Italia Sparkle under Law 231, Telecom Italia is restating the revenues and costs recorded in 2005 (not presented herein), 2006 (not presented herein) and 2007 for these transactions as follows:

•

2005-2007: adjustment of revenues and costs for the transactions identified; the surplus of revenues over costs has been adjusted and recognized against provisions for risks and charges under “Trade and miscellaneous payables and other current liabilities” in regard to legal risks and charges connected with this matter;

•

2005-2007: provisions for risks and charges—included under “Trade and miscellaneous payables and other current liabilities” —for further tax risks and charges (including those related to the documentary investigation amounting to 12 million euros, of which 11 million euros for improperly deducted VAT and 1 million euros for penalties);

•

2005-2009: provisions for risks and charges concerning legally-applicable interest associated with the above provisions, for the year to which they apply (including those related to the documentary investigation amounting to 2 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

After making these adjustments and provisions, the data for the 2008 and 2007 financial statements used in comparisons have been restated. The total amount set aside in provision for risks and charges, recognized against Equity attributable to Owners of the Parent, amounts to 487 million euros as at January 1, 2008, 497 million euros as at December 31, 2008, and 507 million euros as at December 31, 2009.

The adjustments and provisions made are summarized as follows:

	Year ended December 31,
	2009	2008	2007(*)	2006(*)	2005(*)	Total
	(millions of euros)
• Adjustment to Revenues and Other income	—	—	(168)	(754)	(323)	(1,245)
• Adjustment to Acquisition of goods and services	—	—	155	707	311	1,173
• Other operating expenses (Provision charges for indirect taxes (VAT) and fines)	—	—	(70)	(256)	(77)	(403)

IMPACT ON OPERATING PROFIT	—	—	(83)	(303)	(89)	(475)
• Finance expenses (Provision charges for interest on VAT)	(10)	(10)	(8)	(4)	—	(32)

IMPACT ON PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT	(10)	(10)	(91)	(307)	(89)	(507)

	As of December 31,
	2009	2008	2007	2006	2005
	(millions of euros)
IMPACT ON EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT	(507)	(497)	(487)	(396)	(89)

Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	507	497	487	396	89

IMPACT ON TOTAL CURRENT LIABILITIES	507	497	487	396	89

(*)

Error corrections pertaining to 2007, 2006 and 2005 have been reflected in the accompanying January 1, 2008 consolidated statement of financial position in accordance with the provisions of IAS 8. The 2006 and 2005 periods are not presented in the accompanying consolidated financial statements.

(1)	The adjustments made do not impact the other statement of financial position line items.

Restated adjusted data are as follows:

	Year ended December 31,
	2009	2008	2007(*)	2006(*)	2005(*)
	(millions of euros)
Revenues	27,163	29,000	29,802	29,785	29,193

Total operating revenues and other income	27,445	29,336	30,185	30,358	29,861

Acquisition of goods and services	(11,480)	(13,120)	(13,442)	(12,876)	(12,253)

Other operating expenses	(1,616)	(1,631)	(2,268)	(1,769)	(1,524)

Operating profit	5,493	5,437	5,738	7,269	7,548

Finance income (expenses)	(2,170)	(2,611)	(2,183)	(2,191)	(2,058)

Profit for the year	1,596	2,178	2,360	2,696	3,601

Attributable to owners of the Parent	1,581	2,177	2,353	2,707	3,127

	As of December 31,
	2009	2008	2007	2006	2005
	(millions of euros)
Equity attributable to owners of the Parent	25,952	25,598	25,431	25,622	25,573

(*)

Error corrections pertaining to 2007, 2006 and 2005 have been reflected in the accompanying January 1, 2008 consolidated statement of financial position in accordance with the provisions of IAS 8. The 2006 and 2005 periods are not presented in the accompanying consolidated financial statements.

*  *  *

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables reflect the impacts on the prior year’s financial statement line items of the accounting adjustments for errors—as defined by IAS 8—in connection with the “Telecom Italia Sparkle case” and the retrospective application of IFRIC 13.

	Year ended December 31, 2008				Year ended December 31, 2007
	Historical	Errors	Impact IFRIC 13 (*)	Restated	Historical	Errors	Impact IFRIC 13 (*)	Restated
	(millions of euros)
Revenues	29,042	—	(42)	29,000	29,988	(169)	(17)	29,802

Other income	336	—	—	336	382	1	—	383

Acquisition of goods and services	(13,116)	—	(4)	(13,120)	(13,597)	155	—	(13,442)

Other operating expenses	(1,638)	—	7	(1,631)	(2,207)	(70)	9	(2,268)

OPERATING PROFIT	5,476	—	(39)	5,437	5,829	(83)	(8)	5,738

Finance expenses	(6,349)	(10)	—	(6,359)	(5,087)	(8)	—	(5,095)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	2,943	(10)	(39)	2,894	4,219	(91)	(8)	4,120
Income tax expense	(689)	—	12	(677)	(1,665)	—	4	(1,661)

PROFIT FROM CONTINUING OPERATIONS	2,254	(10)	(27)	2,217	2,554	(91)	(4)	2,459

PROFIT (LOSS) FOR THE YEAR	2,215	(10)	(27)	2,178	2,455	(91)	(4)	2,360
Attributable to:
* Owners of the Parent	2,214	(10)	(27)	2,177	2,448	(91)	(4)	2,353
* Non-controlling interests	1	—	—	1	7	—	—	7

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2008				As of January 1, 2008
	Historical	Errors	Impact IFRIC 13 (*)	Restated	Historical	Errors	Impact IFRIC 13 (*)	Restated
	(millions of euros)
Deferred tax assets	987	—	15	1,002	247	—	3	250

TOTAL NON-CURRENT ASSETS	70,942	—	15	70,957	70,688	—	3	70,691

TOTAL ASSETS	85,635	—	15	85,650	87,425	—	3	87,428

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the year	13,846	(497)	(31)	13,318	13,628	(487)	(4)	13,137

Equity attributable to owners of the Parent	26,126	(497)	(31)	25,598	25,922	(487)	(4)	25,431
Non-controlling interests	730	—	—	730	1,063	—	—	1,063

TOTAL EQUITY	26,856	(497)	(31)	26,328	26,985	(487)	(4)	26,494

Trade and miscellaneous payables and other current liabilities	10,896	497	46	11,439	12,380	487	7	12,874

TOTAL CURRENT LIABILITIES	18,423	497	46	18,966	19,162	487	7	19,656

TOTAL LIABILITIES	58,779	497	46	59,322	60,440	487	7	60,934

TOTAL EQUITY AND LIABILITIES	85,635	—	15	85,650	87,425	—	3	87,428

(*)

As described in Note “Accounting Policies”, IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statement and the consolidated statement of cash flows for the years ended December 31, 2008 and 2007 in addition to the consolidated statement of financial position at December 31, 2008 and at January 1, 2008. Such restatement is related to the Domestic operating segment only. The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly correlated to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity.

The adoption of the IFRIC 13 and the accounting adjustments made to correct the errors—as defined by IAS 8— identified in connection with the “Telecom Italia Sparkle case” had an effect on the basic and diluted earnings per share in 2008 and in 2007 of less than 0.01 euros.

NOTE 4—BUSINESS COMBINATIONS

BUSINESS COMBINATIONS

YEAR 2009

Acquisition of Intelig Telecomunicações Ltda

On December 30, 2009, Tim Participaçoes finalized the acquisition of a 100% investment in Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. That company has been consolidated in the Telecom Italia Group as from the same date.

Specifically, the purchase transaction, through the merger by incorporation of the parent, which owns 100% of Intelig (Holdco Participaçoes, controlled by JVCO), in Tim Participaçoes, had begun on April 16, 2009 by sealing agreements between Tim Participaçoes, its parent Tim Brasil and JVCO Participaçoes (controlled by the Docas group and the indirect parent of Intelig Telecomunicações Ltda).

The finalization of the transaction was subject to a series of conditions including approval by the Brazilian National Regulatory Agency (Anatel) which was obtained on August 16, 2009. The Antitrust Authority was also notified of the transaction and its analysis is still underway.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The purchase, through the merger transaction, was finalized on December 30, 2009 by assuming a financial debt of Intelig equal to USD 68 million. At the time of the merger, the seller was attributed JVCO shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its potential liabilities.

The accounting effects of the business combination are represented by the following:

•

goodwill of 96 million euros has been determined provisionally as the definition of the fair values of assets acquired and liabilities assumed is not yet completed, due to the fact the transaction occurred at year end. Consequently the difference between the market value of the shares issued on behalf of the seller as of December 30, 2009 (295 million euros) and the carrying amount of the net assets acquired (199 million euros) has been allocated to goodwill. During 2010 (and in any case within 12 months following the transaction), the provisional amounts of the assets and liabilities recorded at the acquisition date will be adjusted retroactively to take into account their fair value at the acquisition date with the consequent re-determination of the value of goodwill;

•

the transaction led to the partial sale (dilution), without loss of control, of a portion of the investment held by the Group in Tim Participações S.A.. Following the early application of IFRS 3R and IAS 27R, the comparison between the stock market valuation of the shares issued on behalf of the seller and the net assets sold led to recognition in equity of a gain of 47 million euros, including 39 million euros for the reclassification, to equity attributable to non-controlling interests, of the transferred portion of the Reserve for exchange differences on translating foreign operations.

Intelig Telecomunicações Ltda—Data at December 30, 2009

		Fair value	Carring Values
		(millions of euros)
Goodwill		96	—
Other non-current assets		272	272
Total current assets		131	131

Total assets	(A)	499	403

Total non current liabilities		62	62
Total current liabilities		142	142

Total liabilities	(B)	204	204

Net assets acquired	(A-B)	295	199

Had the purchase transaction been completed as of January 1, 2009, the consolidated financial statements of the Telecom Italia Group would have presented higher revenues of 223 million euros and a lower operating profit by 17 million euros.

YEAR 2008

In 2008, there were no transactions entered into of the type of business combinations defined in IFRS 3.

YEAR 2007

Acquisition of AOL Germany

On February 28, 2007, the Telecom Italia Group finalized the transaction for the acquisition of the AOL internet activities in Germany (broadband and narrowband) from the Time Warner Group. The consideration paid amounted to 669 million euros, including 6 million euros of transaction costs.

The customer relationships will be amortized over 5.4 years while the audience agreements will be amortized over 5 years.

The effect on the net financial position was 666 million euros (669 million euros for the consideration paid net of 3 million euros of cash and cash equivalents acquired).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

AOL Group—Data at February 28, 2007

		Fair value	Carring Values
		(millions of euros)
Goodwill		582	70
Other non-current assets		154	24
Total current assets		14	14

Total assets	(A)	750	108

Deferred tax liabilities		40	—
Total current liabilities		41	41

Total liabilities	(B)	81	41

Net assets acquired	(A-B)	(*)669	67

(*) of which:
Acquisition cost		663
Transaction costs (taxes, legal fees and other expenses)		6

The original goodwill of 582 million euros was written down in 2008 by 21 million euros, as detailed in the Note “Goodwill”.

NOTE 5—GOODWILL

Details of goodwill by business segment and the changes during 2008 and 2009 are presented in the following tables:

	As of December 31, 2007	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassification	As of December 31, 2008
	(millions of euros)
Domestic	41,953	—	—	—	—	—	41,953
Brazil	1,295	—	—	—	(257)	—	1,038
European BroadBand	942	(249)	—	(21)	—	—	672
Media	230	—	—	(2)	—	—	228

Total	44,420	(249)	—	(23)	(257)	—	43,891

	As of December 31, 2008	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassification	As of December 31, 2009
	(millions of euros)
Domestic	41,953	—	—	—	—	—	41,953
Brazil	1,038	—	96	—	307	—	1,441
European BroadBand(*)	672	(661)	—	—	—	(11)	—
Media	228	—	—	—	—	—	228
Other Operations(*)	—	—	—	(6)	—	11	5

Total	43,891	(661)	96	(6)	307	—	43,627

(*)

Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

The decrease of 264 million euros in 2009 is due to the following:

•	-661 million euros for the reclassification of goodwill allocated to HanseNet to Discontinued operations/Non-current assets held for sale;

•	-6 million euros for the impairment loss, carried out on the basis of the impairment test’s results, of the goodwill attributed, within Other operations, to the consolidated company BBNed;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	+96 million euros for the acquisition of Intelig Telecomunicações Ltda;

•	+307 million euros for exchange differences relating to the goodwill of the Brazilian companies.

The goodwill of the Domestic Business Unit at December 31, 2009 includes 421 million euros relating to the International Wholesale cash-generating unit.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units—CGU) to December 31, 2009 and 2008 can be summarized as follows:

	As of December 31, 2009			As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	(*)42,245	(*)(292)	41,953	(*)42,245	(*)(292)	41,953
Brazil	1,448	(7)	1,441	1,045	(7)	1,038
European BroadBand(**)	—	—	—	693	(21)	672
Media	228	—	228	228	—	228
Olivetti	6	(6)	—	6	(6)	—
Other Operations(**)	11	(6)	5	—	—	—

Total	43,938	(311)	43,627	44,217	(326)	43,891

(*)	Includes 282 million euros relating to the settlement with De Agostini in 2004.

(**)

Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (CGUs) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment in accordance with IFRS 8. Since the Group has adopted a new customer centric organization in the Domestic segment, replacing the previous organization based on the distinction by fixed and mobile technology, goodwill of the CGUs/groups of CGUs which form the Domestic segment was reallocated on the basis of the relative values of the new CGUs/groups of CGUs at January 1, 2009 under IAS 36, paragraph 87. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill has been allocated are as follows:

Segment	Business units (or groups of units)
Domestic	Core Domestic International Wholesale
Brazil	Tim Brasil
Media	Telecom Italia Media
Other Operations	BBNed

The value used to determine the recoverable amount of the business units (or groups of units) to which goodwill has been allocated is the value in use, with the exception of Telecom Italia Media, for which the stock market capitalization at December 31, 2009 has been used as the fair value of the entity.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Core Domestic	International Wholesale	Brazil
EBITDA margin (EBITDA/revenues) during the period of the plan	EBIT margin (EBIT/revenues)	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan		Growth of EBITDA during the period of the plan

Capital expenditures rate (capex/revenues)	Costs of network user rights (IRUs) and related amortization	Capital expenditures rate (capex/revenues) BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

The estimate of the value in use for all the CGUs is based on the data in the 2010-2012 Plan, whose figures reflect the actual 2009 results and rely on the best forecasts formulated by management for the period of the 2010-2012 business plan. The expected flows beyond 2012 have been capitalized in perpetuity. The cash flows used for purposes of the estimate of the value in use are the “Cash Net Operating Profit After Tax” (Nopat), equal to (Ebitda—Capex) x (1-Tc). In the case of the International Wholesale CGU, the valuation is based on the capitalization of the expected result (Nopat) for 2010 only (excluding any expected growth during the period of the plan and considering depreciation and capitalization expenses higher than the planned capex).

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil
-0.35%	-0.5%	+2.93%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s third-quarter 2009 results).

The cost of capital was estimated by considering the following:

a)	the criterion for the estimate of the cost of capital CAPM—Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 0.95);

c)	the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.22);

d)	in the case of International Wholesale, a full equity financial structure was considered since it is representative of the normal financial structure of the business;

e)

for the principal operating segments of the group, reference was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia shares in their reports published after the announcement of the Group’s third-quarter 2009 results.

Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for purposes of estimating the terminal value, a comparison has also been made in terms of the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic group of CGUs was used which is equal to the median of the rate used by equity analysts in their reports published after the third quarter of 2009. This rate expresses the implicit growth rate in the terminal value (g) of-0.35%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the resulting cash flows to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 14.97%). Concerning the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Brazil CGU, the growth rate in the terminal value used for purposes of testing impairment is lower than the median of the analysts. Prudently, for purposes of estimating the terminal value, the capital expenditures rate (capex/revenues) nevertheless has been used corresponding to the median of the analysts (13.4%).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax—g) have been estimated for each business unit (the rates of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC post-tax	7.60	9.28	12.92
WACC post-tax—g	7.95	9.78	9.99
WACC pre-tax	11.21	13.76	17.52
WACC pre-tax—g	11.56	14.26	14.59

Values in use in excess of carrying amounts at December 31, 2009 are the following:

	Core Domestic	International Wholesale	Brazil
	(millions of euros)
Excess of values in use over carrying amounts	4,093	425	364

For purposes of the sensitivity analysis for Core Domestic and Brazil, four principal variables have been considered: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues). For International Wholesale, the sensitivity analysis regarded the cost of capital and the growth rate (g), the EBIT margin (EBIT/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic		International Wholesale	Brazil
	%		%	%
Pre-tax discount rate	11.21		13.76	17.52
Long-term growth rate (g)	-0.35		-0.5	2.93
Compound Annual Growth Rate (CAGR) of EBITDA	0.72	*	NS	12.79
Capital expenditures rate (Capex/Revenues)	from 14.3 to 15.0		NS	from 13.4 to 20.4
EBIT Margin (EBIT/Revenues)	NS		10.61	NS

*	This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45, letter a.

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	0.86	6.74	0.87
Long-term growth rate (g)	-1.08	-6.74	-1.13
Compound Annual Growth Rate (CAGR) of EBITDA	-1.98	NS	-1.11
Capital expenditures rate (Capex/Revenues)	2.35	NS	0.80
EBIT Margin (EBIT/Revenues)	NS	-3.40	NS

Since the domestic Central Functions became part of the Core Domestic CGU after the reorganization of the Domestic segment, it was not necessary to carry out a second level impairment test on that segment. Instead, a second level impairment test was made by considering the recoverable amount at the level of the entire Group in

Consolidated Financial Statements	Notes To Consolidated Financial Statements

order to include the Central Functions and the Business Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Business Units of the Group has been compared to the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing.

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 210 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

	As of December 31, 2007	Discontinued Operations(1)	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2008
	(millions of euros)
Industrial patents and intellectual property rights	2,796	(42)	1,218	(1,775)	—	(2)	(97)	522	2,620
Concessions, licenses, trademarks and similar rights	3,089	(149)	633	(331)	—	—	(178)	24	3,088
Other intangible assets	363	(25)	302	(342)	—	—	(11)	3	290
Work in progress and advance payments	737	(19)	361	—	(6)	(1)	(6)	(572)	494

Total	6,985	(235)	2,514	(2,448)	(6)	(3)	(292)	(23)	6,492

(1)	This refers to the Liberty Surf group.

	As of December 31, 2008	Discontinued Operations(1)	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2009
	(millions of euros)
Industrial patents and intellectual property rights	2,620	(48)	1,138	(1,662)	—	(4)	116	349	2,509
Concessions, licenses, trademarks and similar rights	3,088	(189)	114	(272)	—	(4)	216	44	2,997
Other intangible assets	290	(101)	348	(317)	—	—	15	5	240
Work in progress and advance payments	494	—	417	—	—	(36)	5	(344)	536

Total	6,492	(338)	2,017	(2,251)	—	(44)	352	54	6,282

(1)	This refers to HanseNet Telekommunikation GmbH.

Additions in 2009 include 291 million euros of internally generated assets (312 million euros in 2008. Further details are provided in the Note “Internally generated assets”). Other changes refer mainly to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Industrial patents and intellectual property rights at December 31, 2009 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,908 million euros) and the Brazil Business Unit (504 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2009 mainly refer to:

•	the unamortized cost of TLC licenses (1,720 million euros for Telecom Italia S.p.A. and 899 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use-IRU (195 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•	TV frequencies of the Media Business Unit (130 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The unamortized cost of telephone licenses totaling 2,619 million euros (amortized on a straight-line basis) refers to the following:

•	licenses of Telecom Italia S.p.A.:

–	UMTS, 1,700 million euros, including the ex-IPSE license for 89 million euros regarding the 2100 MHz frequency purchased in 2009, expiring 2021 (amortized over 18 years);

–	Wireless Local Loop, 8 million euros, expiring 2021 (amortized over 15 years);

–	Wi-Max, 12 million euros, expiring 2023 (amortized over 15 years);

•	licenses of the Tim Brasil group:

–	GSM and 3G (UMTS), 819 million euros, expiring between 2012 and 2023 (amortized between 6-15 years);

–	TDMA, 70 million euros, expiring 2012 (amortized over approximately 14 years);

–

domestic and international fixed telephony and data transmission, 10 million euros, expiring between 2019 and 2027 (amortized over 20 years), mainly acquired through the consolidation of Intelig Telecomunicações Ltda.

Other intangible assets at December 31, 2009 mainly include 233 million euros for the capitalization of subscriber acquisition costs amortized over the minimum contract period (12 or 24 months) and relate mainly to sales campaigns of Telecom Italia S.p.A. (148 million euros) and the Brazil Business Unit (85 million euros).

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2009 and 2008 can be summarized as follows:

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,580	(14)	(10,057)	2,509
Concessions, licenses, trademarks and similar rights	5,066	(233)	(1,836)	2,997
Other intangible assets	609	—	(369)	240
Work in progress and advance payments	542	(6)	—	536

Total	18,797	(253)	(12,262)	6,282

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	13,635	(15)	(11,000)	2,620
Concessions, licenses, trademarks and similar rights	4,889	(241)	(1,560)	3,088
Other intangible assets	992	—	(702)	290
Work in progress and advance payments	505	(11)	—	494

Total	20,021	(267)	(13,262)	6,492

The impairment losses on “Concessions, licenses, trademarks and similar rights” refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. Impairments decreased from 241 million euros to 233 million euros solely as a result of the translation of the U.S. dollar financial statements to euro.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount and the relative accumulated amortization of intangible assets principally comprises the reduction in the gross carrying amount and relative accumulated amortization taken up by Telecom Italia S.p.A. on “Industrial patents and intellectual property rights” for the retirement of software applications releases that are no longer in use or completely re-written or completely amortized for a total of approximately 3,000 million euros.

The change in the gross carrying amount and the relative accumulated amortization of other intangible assets is mainly due to the accounting elimination of capitalized subscribers acquisition costs following the completion of the amortization process.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased by 646 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

	As of December 31, 2007	Discontinued operations(1)	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2008
	(millions of euros)
Land	131	—	—	—	—	(2)	—	(6)	123
Buildings (civil and industrial)	551	—	4	(43)	—	(1)	(9)	(9)	493
Plant and equipment	12,957	(129)	2,224	(2,850)	—	(6)	(279)	120	12,037
Manufacturing and distribution equipment	48	—	10	(23)	—	—	—	3	38
Ships	41	—	—	(8)	—	—	—	—	33
Other	965	—	303	(407)	(2)	(8)	(54)	60	857
Construction in progress and advance payments	791	(17)	223	—	(4)	—	(20)	(302)	671

Total	15,484	(146)	2,764	(3,331)	(6)	(17)	(362)	(134)	14,252

(1)	This refers to Liberty Surf group.

	As of December 31, 2008	Discontinued operations(1)	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2009
	(millions of euros)
Land	123	—	—	—	—	(1)	—	3	125
Buildings (civil and industrial)	493	—	5	(45)	—	(2)	8	52	511
Plant and equipment	12,037	(460)	1,853	(2,780)	—	(23)	325	510	11,462
Manufacturing and distribution equipment	38	—	7	(16)	—	—	—	2	31
Ships	33	—	—	(7)	—	—	—	—	26
Other	857	(31)	310	(328)	—	(15)	60	(235)	618
Construction in progress and advance payments	671	(18)	292	—	(5)	(20)	38	(125)	833

Total	14,252	(509)	2,467	(3,176)	(5)	(61)	431	207	13,606

(1)	This refers to HanseNet Telekommunikation GmbH.

Additions in 2009 include 224 million euros of internally generated assets (194 million euros in 2008). Further details are provided in the Note “Internally generated assets”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other changes in 2009 mainly refer to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates for the years 2009 and 2008:

Buildings (civil and industrial)	3%-4%
Plant and equipment	3%-33%
Manufacturing and distribution equipment	20%-25%
Ships	9%
Other	11%-33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	125	—	—	125
Buildings (civil and industrial)	1,372	(1)	(860)	511
Plant and equipment	60,956	(66)	(49,428)	11,462
Manufacturing and distribution equipment	305	(1)	(273)	31
Ships	143	(11)	(106)	26
Other	3,630	(8)	(3,004)	618
Construction in progress and advance payments	845	(12)	—	833

Total	67,376	(99)	(53,671)	13,606

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	123	—	—	123
Buildings (civil and industrial)	1,291	(1)	(797)	493
Plant and equipment	58,999	(70)	(46,892)	12,037
Manufacturing and distribution equipment	422	(1)	(383)	38
Ships	143	(11)	(99)	33
Other	3,882	(8)	(3,017)	857
Construction in progress and advance payments	678	(7)	—	671

Total	65,538	(98)	(51,188)	14,252

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Assets held under finance leases

Assets held under finance leases decreased by 114 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

	As of December 31, 2007	Discontinued Operations	Additions	Depreciation	Other changes	As of December 31, 2008
	(millions of euros)
Buildings (civil and industrial)	1,361	—	21	(104)	24	1,302
Plant and equipment	—	—	40	(3)	—	37
Aircrafts	6	—	—	(3)	—	3
Other	30	—	3	(17)	—	16
Construction in progress and advance payments	53	—	23	—	(24)	52

Total	1,450	—	87	(127)	—	1,410

	As of December 31, 2008	Discontinued Operations(1)	Additions	Depreciation	Other changes	As of December 31, 2009
	(millions of euros)
Buildings (civil and industrial)	1,302	—	30	(109)	23	1,246
Plant and equipment	37	(37)	—	—	—	—
Aircrafts	3	—	—	(3)	—	—
Other	16	—	3	(12)	—	7
Construction in progress and advance payments	52	—	26	—	(35)	43

Total	1,410	(37)	59	(124)	(12)	1,296

(1)	This refers to HanseNet Telekommunikation GmbH.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2009 and 2008 can be summarized as follows:

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,068	(27)	(795)	1,246
Plant and equipment	—	—	—	—
Aircrafts	30	—	(30)	—
Other	70	—	(63)	7
Construction in progress and advance payments	43	—	—	43

Total	2,211	(27)	(888)	1,296

	As of December 31, 2008
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,015	(27)	(686)	1,302
Plant and equipment	49	—	(12)	37
Aircrafts	30	—	(27)	3
Other	170	—	(154)	16
Construction in progress and advance payments	52	—	—	52

Total	2,316	(27)	(879)	1,410

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2009 and 2008, lease payments due in future years and their present value are as follows:

	As of December 31,
	2009		2008
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	231	219	219	218
From 2 to 5 years	809	614	789	632
After 5 years	1,262	636	1,434	737

Total	2,302	1,469	2,442	1,587

	As of December 31,
	2009	2008
	(millions of euros)
Future minimum lease payments	2,302	2,442
Interest portion	(833)	(855)

Present value of lease payments	1,469	1,587

Finance lease liabilities	1,815	1,987
Financial receivables for lessors’ net investments	(346)	(400)

Total net finance lease liabilities	1,469	1,587

NOTE 8—OTHER NON-CURRENT ASSETS

Other non-current assets decreased by 1,225 million euros compared to December 31, 2008 and include:

	As of December 31,
	2009		2008
		Of which Financial Instruments		Of which Financial Instruments
	(millions of euros)
Investments accounted for using the equity method:
– Associates	351	—	435	—
– Joint ventures	84	—	61	—

	435	—	496	—

Other investments	53	53	57	57

Securities, financial receivables and other non-current financial assets:
– Securities other than investments	15	15	15	15
– Financial receivables and other non-current financial assets	1,092	1,092	2,648	2,648

	1,107	1,107	2,663	2,663
Miscellaneous receivables and other non-current assets:
– Miscellaneous receivables	385	280	170	99
– Medium/long-term prepaid expenses	508	—	524	—

	893	280	694	99

Deferred tax assets(*)	1,199	—	1,002	—

Total	3,687	1,440	4,912	2,819

(*)	Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2007	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2008
	(millions of euros)
ETECSA	297	—	—	16	—	313
Italtel group	43	—	—	(4)	—	39
Tiglio I	60	—	—	(6)	—	54
Tiglio II	4	—	—	—	—	4
Other	42	—	(2)	(6)	(9)	25

Total	446	—	(2)	—	(9)	435

	As of December 31, 2008	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2009
	(millions of euros)
ETECSA	313	—	—	(24)	—	289
Italtel group	39	—	—	—	(39)	—
Tiglio I	54	—	(7)	(10)	—	37
Tiglio II	4	3	—	(6)	—	1
Other	25	2	—	(3)	—	24

Total	435	5	(7)	(43)	(39)	351

Investments in associates accounted for using the equity method decreased due to the reclassification of the Italtel group (39 million euros) to other investments since the shareholders’ agreements ended at the close of 2008 and were not renewed.

The value of the investment in ETECSA includes 64 million euros of residual goodwill which arose when the company was acquired and is the difference between the investment value and corresponding share of net equity. Furthermore, “Exchange differences on translating foreign operations” in the “Equity attributable to owners of the Parent” include a cumulative negative amount of 92 million euros relating to ETECSA.

“Investments accounted for using the equity method” comprise the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. The main impact on the 2009 separate consolidated income statement relating only to the share of profits and losses specifically came from ETECSA (profits of 54 million euros), Tiglio I and Tiglio II (losses of 16 million euros) and other companies (losses of 3 million euros); the impact in 2008 related to ETECSA (profits of 53 million euros), Tiglio I and Tiglio II (losses of 7 million euros) and other companies (losses of 6 million euros).

Aggregate 2009 and 2008 data relating to associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the Parent and Non-controlling interests.

	As of December 31,
	2009	2008
	(millions of euros)
Total assets	613	868
Total liabilities	317	480
Revenues	178	260
Profits for the year	39	41

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held. The value of the investment

Consolidated Financial Statements	Notes To Consolidated Financial Statements

in Sofora Telecomunicaciones S.A. increased from 60.6 million euros to 83.3 million euros as a result of the share of the 2009 result (32 million euros) net of the negative change (10 million euros) of the exchange differences on translating foreign operations (negative for 17 million euros at December 31, 2009, negative for 7 million euros at December 31, 2008).

The most significant aggregate 2009 and 2008 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the Parent and Non-controlling interests.

	As of December 31,
	2009			2008
	Joint venture data		Telecom Italia Group’s share 50%	Joint venture data		Telecom Italia Group’s share 50%
	Sofora group	Other companies		Sofora group	Other companies
	(millions of euros)
Non-current assets	1,404	—	702	1,458	—	729
Current assets	669	1	335	681	1	341

Total assets	2,073	1	1,037	2,139	1	1,070

Non-current liabilities	382	—	191	570	—	285
Current liabilities	900	—	450	937	—	468

Total liabilities	1,282	—	641	1,507	—	753

Revenues	2,347	—	1,173	2,283	—	1,142
Operating profit	505	—	253	407	—	204
Profit before tax	410	—	205	315	—	157
Profit (loss) for the year	253	—	127	195	—	98
– Attributable to Non-controlling interests	188	—	95	147	—	74
– Attributable to owners of the Parent	65	—	32	48	—	24

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

	As of December 31, 2007	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2008
	(millions of euros)
Assicurazioni Generali	5	—	—	(2)	—	3
DAHLIA TV S.r.l.	—	5	—	—	—	5
Fin. Priv.	15	—	—	—	—	15
New Satellite Radio	7	—	—	—	—	7
Sia—SSB	11	—	—	—	—	11
Other	19	1	(1)	—	(3)	16

Total	57	6	(1)	(2)	(3)	57

	As of December 31, 2008	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2009
	(millions of euros)
Assicurazioni Generali	3	—	—	—	—	3
DAHLIA TV S.r.l.	5	—	—	—	—	5
Fin. Priv.	15	—	—	3	—	18
New Satellite Radio	7	—	—	—	(7)	—
Sia—SSB	11	—	—	—	—	11
Other	16	1	(1)	—	—	16

Total	57	1	(1)	3	(7)	53

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The 19.37% investment in Italtel group (39 million euros at December 31, 2008) has been reclassified from investments in associates to other investments recorded at cost. The value was written off on the basis of a valuation supported by a specific report on its estimated value, conducted by an independent appraiser.

Financial receivables and other non-current financial assets are composed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Financial receivables for lessors’ net investments	228	257
Loans to employees	54	59
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	792	2,310
Other financial receivables	18	22

Total	1,092	2,648

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium/long-term portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Non-current portion	228	257
Current portion	118	143

Total	346	400

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 893 million euros (694 million euros at December 31, 2008).

They include, among others:

•	the fair value of the two call options on 50% of Sofora Telecomunicaçiones S.A. share capital for 130 million euros (70 million euros at December 31, 2008);

•	medium/long-term prepaid expenses of 508 million euros (524 million euros at December 31, 2008) relating to the deferral of costs in connection with the recognition of revenues.

NOTE 9—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Deferred tax assets	1,199	1,002
Deferred tax liabilities	(160)	(386)

Total	1,039	616

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2009	2008
	(millions of euros)
Deferred tax assets	1,308	1,194
Deferred tax liabilities	(269)	(578)

Total	1,039	616

The change in deferred tax assets and liabilities is a positive 423 million euros and is due to:

•	reclassification of the deferred net tax liabilities of HanseNet to Non-current assets held for sale (+9 million euros);

•	utilizations and new accruals of deferred tax assets and liabilities which have given rise to a tax benefit in the income statement for the year ended December 31, 2009 (+31 million euros);

•	tax effect taken directly to equity in 2009, mainly referring to the fair value adjustment to derivatives (+367 million euros);

•	positive exchange difference (+16 million euros).

Upon presentation of the tax return for the year 2008, as provided by the Legislative Decree 185 dated November 29, 2008, the Company decided to adjust the tax basis of certain assets and liabilities at January 1, 2009, that fall under the so called “derivation regime”, to be consistent with the recorded IFRS basis of those assets and liabilities at the same date, and to reverse the resulting net deductible differences over five years in equal amounts beginning in 2009. This will result in a reversal of net deferred tax assets of approximately 60 million euros per year over the next four years.

The temporary differences which make up this line item at December 31, 2009 and 2008 are the following:

	As of December 31,
	2009	2008
	(millions of euros)
Deferred tax assets:
• Derivatives	321	201
• Provision for bad debts	208	187
• Provisions for risk and charges	148	169
• Sale and leaseback transactions on properties	117	144
• Provision for pension fund integration (under Law No. 58/92)	73	103
• Tax loss carryforwards	104	80
• Provision for restoration costs	53	67
• Revenue recognition	65	76
• Capital grants	17	25
• Unrealized intra-group gains	10	15
• Impairment losses on investments and other	6	4
• Taxed amortization and depreciation	134	78
• Other deferred tax assets	52	45

Total	1,308	1,194

Deferred tax liabilities:
• Derivatives	(97)	(339)
• Business combinations	(25)	(52)
• Deferred gains	(19)	(47)
• Accelerated depreciation	(38)	(38)
• Discounting of provision for employee severance indemnities	(31)	(37)
• Bonds	(16)	(12)
• Other deferred tax liabilities	(43)	(53)

Total	(269)	(578)

Total net deferred tax assets (liabilities)	1,039	616

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2009, the Group has unused tax loss carryforwards for 5,777 million euros, mainly referring to certain foreign companies such as the Tim Brasil group, the Latin American Nautilus group and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2010	231
2011	175
2012	18
2013	10
2014	11
Expiration beyond 2014	16
Without expiration	5,316

Total unused tax loss carryforwards	5,777

Tax loss carryforwards which are considered in the calculation of deferred tax assets amount to 367 million euros at December 31, 2009 (279 million euros at December 31, 2008) and mainly refer to the TIM Brasil group, the LAN group and the company Telecom Italia International.

Instead, deferred tax assets of 1,686 million euros (1,525 million euros at December 31, 2008) have not been recognized on 5,410 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2009, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

NOTE 10—INVENTORIES

Inventories increased by 29 million euros compared to December 31, 2008. The composition is as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Raw materials and supplies	7	7
Work in progress and semi-finished products	4	7
Finished goods	397	365

Total	408	379

Inventories are held by Telecom Italia S.p.A. per 167 million euros (115 million euros at December 31, 2008) and the companies in the Brazil Business Unit in the amount of 162 million euros (169 million euros at December 31, 2008). They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories. Another 56 million euros (71 million euros at December 31, 2008) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2009 total 29 million euros (24 million euros in 2008) and mainly relate to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 11—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased 639 million euros compared to December 31, 2008 and are composed of the following:

	As of December 31,
	2009		2008
		Of which Financial Instruments		Of which Financial Instruments
	(millions of euros)
Amounts due on construction contracts	25	—	26	—

Trade receivables:
• Receivables from customers	4,440	4,440	4,780	4,780
• Receivables from other telecommunication operators	1,688	1,688	1,693	1,693

	6,128	6,128	6,473	6,473

Miscellaneous receivables and other current assets:
• Other receivables	914	247	1,198	510
• Trade and miscellaneous prepaid expenses	395	—	404	—

	1,309	247	1,602	510

Total	7,462	6,375	8,101	6,983

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The following analysis presents the ageing of the Financial Instruments enclosed between trade and miscellaneous receivables and other current assets at December 31, 2009 and December 31, 2008.

			Overdue
	As of December 31, 2009	Not overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,375	4,877	467	201	218	612

			Overdue
	As of December 31, 2008	Not overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,983	5,261	439	333	259	691

The significant reduction in the oldest overdue categories; in particular, the contraction in receivables overdue more than 365 days is also due to the closing of disputes with other operators.

Trade receivables amount to 6,128 million euros (6,473 million euros at December 31, 2008) and are net of the provision for bad debts of 976 million euros (828 million euros at December 31, 2008).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,553 million euros) and the Brazil Business Unit (999 million euros).

Trade receivables include 26 million euros (18 million euros at December 31, 2008) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in the provision for bad debts are as follows:

	2009	2008
	(millions of euros)
At January 1	828	1,064
Discontinued operations	(48)	(12)
Accruals charged to income statement	449	585
Utilization	(434)	(776)
Exchange differences and other movements	181	(33)

At December 31	976	828

The provision relates to individual writedowns in the amount of 461 million euros (437 million euros at December 31, 2008) and general writedowns in the amount of 515 million euros (391 million euros at December 31, 2008).

Accruals are made for specific credit positions with particular risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

Other changes refer mainly to the entry in the scope of consolidation of Intelig Telecomunicações Ltda.

Other receivables amount to 914 million euros (1,198 million euros at December 31, 2008) and are net of a provision for bad debts of 74 million euros (60 million euros at December 31, 2008). Details are as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Advances to suppliers	72	99
Receivables from employees	27	27
Tax receivables	378	239
Sundry receivables	437	833

Total	914	1,198

Sundry receivables mainly include:

•	receivables from factoring companies (113 million euros);

•	receivable for the Italian Universal Service (53 million euros);

•	receivables from the Italian state and the European Union (30 million euros) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs referring to the recognition of revenues.

NOTE 12—CURRENT INCOME TAX RECEIVABLES

Current income tax receivables amount to 79 million euros (73 million euros at December 31, 2008) and mainly include the receivables of the Tim Brasil group companies (59 million euros), as well as Ires and Irap taxes paid in 2009 by Telecom Italia Sparkle in excess of the current Ires and Irap taxes due (14 million euros).

NOTE 13—INVESTMENTS (CURRENT ASSETS)

Investments (current assets) amount to 39 million euros and refer to the investment held in Entel Bolivia S.A., classified as an available-for-sale financial asset under current assets starting in 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company’s shares.

Further details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian Government is provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 14—SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)

Securities other than investments (current assets) increased 1,658 million euros compared to December 31, 2008. The composition is as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Held-to-maturity financial assets:
• Unlisted securities other than investments	—	—
Available-for-sale financial assets:
• Listed securities other than investments, due beyond 3 months	1,093	74
Financial assets at fair value through profit or loss:
• Listed securities other than investments held for trading	750	111

Total	1,843	185

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months” include 900 million euros (nominal value) of Italian Treasury Bills (with an A rating by S&P’s) and 112 million euros (nominal value) of bonds issued by counterparts with at least a BBB rating and with different maturity dates and all actively traded, therefore, readily convertible into cash.

“Listed securities other than investments held for trading” refer to investments in a Belgian-registered monetary SICAV for 350 million euros (111 million euros at December 31, 2008) with at least an A rating by S&P’s, 200 million euros in a monetary fund and 200 million euros in a government fund, both with AAA ratings by S&P’s, and managed by a leading international credit institution.

NOTE 15—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets increased by 624 million euros compared to December 31, 2008. Details are as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Financial receivables for lessors’ net investments	118	143
Receivables from employees	9	13
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	310	180
Non hedging derivatives	32	122
Other short-term financial receivables	646	33

Total	1,115	491

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

the current portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as current assets of a financial nature refer to accrued income on the derivatives. Further details are provided in the Note “Derivatives”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other short-term financial receivables include 638 million euros of loans made by Group companies to HanseNet Telekommunikation, and fully repaid upon the disposal of the company which occurred on February 16, 2010.

NOTE 16—CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased by 88 million euros compared to December 31, 2008. Details are as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	4,613	4,418
Checks, cash and other receivables and deposits for cash flexibility	1	9
Receivables from the sale of securities convertible to cash within 3 months	—	493
Securities other than investments (due within 3 months)	890	496

Total	5,504	5,416

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

As of December 31, 2009 cash and cash equivalents have the following attributes:

•	maturities: all deposits have a maximum maturity date of one month;

•	counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A;

•	country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 20 million euros (100 million euros at December 31, 2008) of euro commercial paper, maturing within three months, with issuers that all have A- ratings, and 857 million euros (391 million euros at December 31, 2008) of Brazilian certificates of deposit (Certificado de Depósito Bancário) with maturities within three months, from local banking and financial institutions with at least an A rating.

NOTE 17—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the statement of financial position at December 31, 2009, the line items “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with “Discontinued operations/Non-current assets held for sale” include the data of HanseNet Telekommunikation GmbH. At December 31, 2008, “Discontinued operations/Non-current assets held for sale” had included the investments in Luna Rossa Challenge 2007 and Luna Rossa Trademark, both disposed of during 2009, the total value of which was 9 million euros.

In the income statements and the statements of cash flows for the years 2009 and 2008, the respective line items “Profit (loss) from Discontinued operations/Non-current assets held for sale” and “Cash flows from (used in) Discontinued operations/non-current assets held for sale” refer to HanseNet. In 2008, such line items had also included Liberty Surf group’s contribution on consolidation and the effects of the relative sale, which took place in August 2008.

Sale agreements in 2009

HanseNet Telekommunikation GmbH

In keeping with the focus on the core markets as announced in December 2008, the board of directors’ meeting held on November 5, 2009 approved the disposal of HanseNet Telekommunikation GmbH. HanseNet (a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH) is an operator in the retail broadband market in Germany.

The competitive scenario of the German broadband market and its future prospects, given the size and infrastructural features of competitors, would have made it difficult for the company to acquire a strategic

Consolidated Financial Statements	Notes To Consolidated Financial Statements

positioning that would be successful in the long term in the absence of huge investments with an uncertain return. For this reason, therefore, the disposal responds to the strategic rationale of financial discipline aimed at strengthening cash flows, with focus on the core markets.

The consideration on the sale negotiated by management of the Company was based on an enterprise value of 900 million euros.

The estimated economic impact of the sale, based on the enterprise value, was recorded in the consolidated financial statements at December 31, 2009.

Specifically, the transaction resulted in a negative impact on the consolidated result equal to 597 million euros including the goodwill impairment loss on the company of 558 million euros and also transaction costs and accruals to provisions. The sale was concluded on February 16, 2010.

Divestitures in 2008

Liberty Surf group

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

In accordance with post-closing contractual price adjustment mechanisms, on November 14, 2008, a Settlement Agreement was signed on the basis of which Telecom Italia paid Iliad a total amount of 10 million euros for the post-closing price adjustment based on the net financial position and the number of customers at the closing date.

The effects of the sale on the consolidated financial statements at December 31, 2008, calculated on the basis of the enterprise value of the sale, equal to 800 million euros less 10 million euros relating to the adjusted post-closing price and a Net financial debt of the company estimated at the time of sale at approximately 300 million euros, was:

•	a reduction in net financial debt of the Telecom Italia Group of 744 million euros, including the deconsolidation of the net financial debt of the subsidiary sold;

•	a positive impact on the consolidated income statement of 160 million euros, net of transaction costs.

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia S.p.A. under which Telecom Italia agreed to supply, for 12 months extendable to 18 months, IT and network services and technical support for the migration of the customer base.

***

In the consolidated statement of financial position, the “Discontinued operations/Non-current assets held for sale” and the “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” can be represented as follow:

	Year ended December 31,
	2009	2008
	(millions of euros)
Discontinued operations/non-current assets held for sale
Of financial nature	81	—
Of non financial nature	1,152	9

Total	1,233	9

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
Of financial nature	659	—
Of non financial nature	308	—

Total	967	—

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial assets are detailed as follows:

	Year ended December 31,
	2009	2008
	(millions of euros)
Non current financial assets	—	—
Current financial assets	81	—

Total	81	—

Non financial assets are detailed as follows:

	Year ended December 31,
	2009	2008
	(millions of euros)
Non current assets	980	—
Current assets	172	9

Total	1,152	9

Non current assets includes the remaining goodwill attributed to HanseNet, equal to 103 millions euros.

Financial liabilities are detailed as follows:

	Year ended December 31,
	2009	2008
	(millions of euros)
Non current financial liabilities	203	—
Current financial assets	456	—

Total	659	—

Non financial liabilities are detailed as follows:

	Year ended December 31,
	2009	2008
	(millions of euros)
Non current liabilities	39	—
Current liabilities	269	—

Total	308	—

***

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The impact on the separate consolidated income statement in the line item “Discontinued operations/Non-current assets held for sale” is as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Economic impact from Discontinued operations/Non current assets held for sale:
Revenues			1,161	1,500	1,469
Other income			2	24	38
Operating expenses			(898)	(1,330)	(1,276)
Depreciation and amortization, capital gains/losses and impairment losses on non-current assets			(271)	(346)	(296)
Writedown of goodwill allocated to Hansenet			(558)	(21)	—

Operating profit			(564)	(173)	(65)
Finance income (expenses)			(24)	(61)	(52)

Profit (loss) from Discontinued operations/Non-current assets held for sale before taxes			(588)	(234)	(117)
Income tax expense			7	36	(18)

Profit (loss) from Discontinued operations/Non-current assets held for sale after tax	(A	)	(581)	(198)	(135)

Economic effect on the selling companies:
Net gains in connection with the sale of Liberty Surf			—	160	—
Release of provisions			—	—	40
Accruals made in respect of Discontinued operations			(41)	(1)	(5)
Income tax expense			—	—	1

	(B	)	(41)	159	36

Profit (loss) from Discontinued operation/Non-current assets held for sale	(A+B	)	(622)	(39)	(99)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The impact on the income statement refers to the following companies sold:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Economic impact from Discontinued operations/Non current assets held for sale:
Hansenet	(620)	(10)	87
Tim Hellas	—	(1)	39
Liberty Surf Group	—	(28)	(222)
Digitel Venezuela	—	—	(1)
Buffetti Group	(2)	—	(2)

Operating profit	(622)	(39)	(99)

***

In the cash flow statement, the net impact of “Discontinued operations/non-current assets held for sale” can be detailed as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Cash flows from operating activities
Hansenet	211	145	377
Liberty Surf Group	—	(139)	(82)

Total	211	(6)	295

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Cash flows from investing activities
Hansenet	(144)	(204)	(354)
Liberty Surf Group	—	(175)	153

Total	(144)	(379)	(201)

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Cash flows from financing activities
Hansenet	(6)	28	—
Liberty Surf Group	—	304	1

Total	(6)	332	1

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Discontinued operations/Non-current assets held for sale
Cash flows from operating activities	211	6	295
Cash flows from investing activities	(144)	(379)	(201)
Cash flows from financing activities	(6)	332	1

Total	61	(41)	95

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 18—EQUITY

Equity includes:

	As of December 31,
	2009	2008
	(millions of euros)
Equity attributable to owners of the Parent	25,952	25,598
Equity attributable to Non-controlling interests	1,168	730

Total	27,120	26,328

Equity attributable to owners of the Parent is detailed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Share capital	10,585	10,591
Paid-in capital	1,689	1,689
Sundry reserves and retained earnings (accumulated losses), including profit for the year(*)	13,678	13,318

Total	25,952	25,598

(*) of which:

– Reserve for available-for-sale financial assets	(4)	(22)
– Reserve for cash flow hedges	(494)	441
– Reserve for exchange differences on translating foreign operations	983	255
– Other gains (losses) of associates and joint ventures accounted for using the equity method	(110)	(39)
– Other reserves and retained earnings (accumulated losses), including profit for the year	13,303	12,683

The movements in share capital during 2009, 2008 and 2007 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2006 and December 31, 2007

	Shares as of December 31, 2006	Shares issued as a result of bond conversion	Shares as of December 31, 2007	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,723,078	53,235	13,380,776,313	68.95%
Less: Treasury Shares (b)	(125,816,387)	—	(125,816,387)

Outstanding Ordinary Shares (c)	13,254,906,691	53,235	13,254,959,926

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,843,739	53,235	19,406,896,974	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,027,352	53,235	19,281,080,587

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2007 and December 31, 2008

	Shares as of December 31, 2007	Shares issued following bond conversion/ Purchase of treasury shares	Shares as of December 31, 2008	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,776,313	19,160	13,380,795,473	68.95%
Less: Treasury Shares (b)	(125,816,387)	(25,000,000)	(150,816,387)

Outstanding Ordinary Shares (c)	13,254,959,926	(24,980,840)	13,229,979,086

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,896,974	19,160	19,406,916,134	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,080,587	(24,980,840)	19,256,099,747

Reconciliation between the number of outstanding shares at December 31, 2008 and December 31, 2009

	Shares as of December 31, 2008	Shares issued following bond conversion/ Purchase of treasury shares	Shares as of December 31, 2009	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,795,473	111,466	13,380,906,939	68.95%
Less: Treasury Shares (b)	(150,816,387)	(11,400,000)	(162,216,387)

Outstanding Ordinary Shares (c)	13,229,979,086	(11,288,534)	13,218,690,552

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,916,134	111,466	19,407,027,600	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,256,099,747	(11,288,534)	19,244,811,213

Reconciliation between the value of the outstanding shares as of December 31, 2006 and December 31, 2007

	Share capital as of December 31, 2006	Changes in share capital as a result of bond conversion	Share capital as of December 31, 2007
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	—	(69)

Outstanding Ordinary Shares (c)	7,291	—	7,291

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,605	—	10,605

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2007 and December 31, 2008

	Share capital as of December 31, 2007	Change in share capital as a result of treasury share buybacks	Share capital as of December 31, 2008
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	(14)	(83)

Outstanding Ordinary Shares (c)	7,291	(14)	7,277

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,605	(14)	10,591

Reconciliation between the value of the outstanding shares as of December 31, 2008 and December 31, 2009

	Share capital as of December 31, 2008	Change in share capital as a result of treasury share buybacks	Share capital as of December 31, 2009
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(83)	(6)	(89)

Outstanding Ordinary Shares (c)	7,277	(6)	7,271

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d)	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d)	10,591	(6)	10,585

In March 2009, Telecom Italia purchased 11,400,000 ordinary shares to service the stock option plan reserved for Executive Officers of Telecom Italia, “Stock Option Plan Top 2008”, approved by the shareholders’ meeting held on April 14, 2008.

The total amount of ordinary treasury shares at December 31, 2009 for 508 million euros was recorded for the part relating to the par value (89 million euros) as a deduction from share capital issued and, for the remaining amount, as a deduction from Other reserves.

***

SHARE CAPITAL INFORMATION

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

Dividend is proposed by the board of directors to the shareholders’ meeting which meets to approve the annual financial statements based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

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

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•	upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value; and

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

***

•	Other reserves and retained earnings (accumulated losses), including profit for the year comprise:

–

the Reserve for available-for-sale financial assets shows a negative balance of 4 million euros at December 31, 2009, increasing 18 million euros compared to December 31, 2008. It includes unrealized losses relating to the investment in Assicurazioni Generali (-1 million euros) and unrealized gains relating to the investment in Fin.Priv. (3 million euros) by the Parent, Telecom Italia, as well as unrealized losses on the securities portfolio of Telecom Italia Finance (-12 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (6 million euros). This reserve is net of deferred tax liabilities of 2 million euros (at December 31, 2008, it was net of deferred tax liabilities of 6 million euros);

–	the Reserve for cash flow hedges shows a negative balance of 494 million euros at December 31, 2009, decreasing 935 million euros compared to December 31, 2008. This reserve is net

Consolidated Financial Statements	Notes To Consolidated Financial Statements

of deferred tax assets of 183 million euros (at December 31, 2008, it was net of deferred tax liabilities of 180 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements;

–

the Reserve for exchange differences on translating foreign operations shows a positive balance of 983 million euros at December 31, 2009, increasing 728 million euros compared to December 31, 2008. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit;

–

other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 110 million euros at December 31, 2009, increasing 71 million euros compared to December 31, 2008. They mainly refer to the reserve for exchange differences on translating to euros the Telecom Italia Group’s share of the equity of the investments in ETECSA Cuba and Sofora Telecomunicaciones; and

–

other reserves and retained earnings (accumulated losses), including profit for the year amount to 13,303 million euros, increasing 620 million euros compared to December 31, 2008. The change is mainly due to the sum of the following:

–	dividends approved for 1,029 million euros (1,609 million euros in 2008);

–	the profit for the year attributable to owners of the Parent, equal to 1,581 million euros (2,177 million euros in 2008); and

–

the capital gain of 47 million euros (described in detail in the Note “Business combinations”), due to the partial sale (without loss of control) of the investment in Tim Participações in order to acquire control of Intelig Telecomunicações Ltda.

Equity attributable to Non-controlling interests amounts to 1,168 million euros, increasing 438 million euros compared to December 31, 2008, and is represented by the sum of:

•	dividends approved (24 million euros);

•	the profit for the year attributable to Non-controlling interests of 15 million euros (1 million euros in 2008);

•	the positive change in the “Reserve for exchange differences on translating foreign operations” (237 million euros); and

•

the positive effect, for a total of 248 million euros, relating to Intelig Telecomunicações Ltda (99 million euros) and the change in the percentage ownership of Tim Participações (149 million euros, of which 39 million euros relates to the corresponding share of the “Reserve for exchange differences on translating foreign operations”).

The line item consists principally of the equity attributable to the Non-controlling interests of the companies of the Brazil Business Unit and the Media Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans still outstanding at December 31, 2009:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases approved (Ordinary Shares)
Stock Option Plan 2002 Top	5,941,567	3,268	13,298	2.788052
Stock Option Plan 2002	17,153,847	9,434	40,675
Of which:
—Grants in March 2002	16,929,390	9,311	40,258	2.928015
—Grants in August 2002	224,457	123	417	2.409061
Stock Option Plans 2003 – 2005—ex TIM	1,212,557	667	2,887	2.788052

Total additional capital increases approved (Ordinary Shares)	24,307,971	13,369	56,860	2.930636

Additional capital increases not yet approved (Ordinary Shares)	1,600,000,000	880,000

At December 31, 2009, there were still 484,600,157 bonds outstanding of “Telecom Italia 1.5% 2001-2010 convertible with repayment premium” that were no longer convertible from the date of December 16, 2009. Specifically, the shares on the last bond conversion requests received by December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were repaid on January 1, 2010, with a one-time payment made on January 4, 2010.

Further details on stock option plans are provided in the Note “Stock option and performance share granting plans of the Telecom Italia Group”.

With regard to the additional capital increases not yet approved, the shareholders’ meeting held on April 8, 2009 granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)	to be offered as option rights to those entitled in whole or in part; and

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

At December 31, 2008, Telecom Italia S.p.A. held 26,272,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting free Telecom Italia S.p.A. ordinary shares to individuals who hold key

Consolidated Financial Statements	Notes To Consolidated Financial Statements

roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008.

Between March 17 and March 31, 2009, Telecom Italia S.p.A. purchased 11,400,000 ordinary shares to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the treasury share buyback program announced on August 8, 2008.

The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008, in fact, had passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase of Telecom Italia S.p.A. ordinary shares, at one or more times and at any date, for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, was in relation to the implementation, approved by the board of directors in its meeting held on April 15, 2008, of the stock option plan reserved for the executive officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

As decided by the board of directors in its meeting held on August 8, 2008, the unit price for the purchases was between a minimum and a maximum corresponding to the weighted average trading prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The purchase of the treasury shares in any case took place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase was carried out. The purchases were made on regulated markets, according to the manner allowed by the regulations and laws in force.

As a result of these purchases, the authorization for the buyback of treasury shares approved by the shareholders’ meeting held on April 14, 2008 was completely used and the treasury share buyback Program announced on August 8, 2008 ended.

As of the date of December 31, 2009, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, Telecom Italia, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, dividends equal to 5 million euros, relating to 99,936,853 ordinary shares deposited at Lehman Brothers International (Europe) in administration (“LBIE”), are yet to be collected and are recorded as a receivable from LBIE.

When the Lehman Brothers bankruptcy was announced, the Telecom Italia S.p.A. shares had been deposited at LBIE under a custody contract. Owing to the complexity of the liquidation procedures these shares are still held under custody and the relative dividends have been collected by LBIE.

Actions to obtain the restitution of the shares and the receipt of the relative dividends are in progress but the time involved cannot currently be quantified.

***

On the basis of the motion put forward by the board of directors’ meeting held on April 12, 2010, the profit for the year 2009 shown in the financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends in an amount of 1,035 million euros for distribution to the shareholders as follows:

•	0.050 euros for each ordinary share,

•	0.061 euros for each savings share,

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Financial liabilities are composed as follows:

			As of December 31,
			2009	2008
			(millions of euros)
Financial payables (medium/long-term):
• Bonds			26,369	25,139
• Convertible bonds			—	541

			26,369	25,680
• Amounts due to banks			5,308	5,803
• Other financial payables			431	453

			32,108	31,936
Finance lease liabilities (medium/long-term)			1,565	1,713
Other financial liabilities (medium/long-term):
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			3,075	2,877
• Deferred income			4	1

			3,079	2,878

Total non current financial liabilities	(A	)	36,752	36,527

Financial payables (short-term):
• Bonds			3,086	4,490
• Convertible bonds			581	7

			3,667	4,497
• Amounts due to banks			2,246	883
• Other financial payables			311	346

			6,224	5,726
Finance lease liabilities			250	274
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			442	236
• Non-hedging derivatives			69	25
• Deferred income			1	6

			512	267
Total current financial liabilities	(B	)	6,986	6,267

Financial liabilities relating to Discontinued operations/Non current assets held for sale	(C	)	659	—

Total financial liabilities	(D)=(A+B+C	)	44,397	42,794

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Bonds are composed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Non-current portion	26,369	25,139
Current portion	3,086	4,490

Total carrying amounts	29,455	29,629
Fair value adjustment and measurement at amortized cost	(923)	(1,383)

Total nominal repayment amount	28,532	28,246

The nominal repayment amount totals 28,532 million euros, increasing 286 million euros compared to December 31, 2008 (28,246 million euros) mainly as a result of the balance between repayments and new issues during 2009 by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. and the difference in the USD/euro exchange rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists bonds expressed at the nominal repayment amount, net of bond repurchases, and at market value issued by companies of the Telecom Italia Group, by issuing company:

Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)		Market price as of December 31, 2009 (%)	Market value as of December 31, 2009 (millions of Euro)
Bonds issued by Telecom Italia S.p.A.
Euro	796	796	3 month Euribor +0.20%	06/07/2007	06/07/2010	99.915		100.025	796
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.560		103.453	776
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952		108.947	1,362
Euro	1,000	1,000	3 month Euribor + 0.53%	12/06/2005	12/06/2012	100		101.058	1,011
Euro	650	650	6.750%	03/19/2009	03/21/2013	99.574		114.841	746
Euro	500	500	3 month Euribor + 0.63%	07/19/2007	07/19/2013	100		101.662	508
Euro	500	500	7.875%	01/22/2009	01/22/2014	99.728		120.257	601
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156		108.641	731
Euro	120	120	3 month Euribor + 0.66%	11/23/2004	11/23/2015	100		102.949	124
GBP	500	563	5.625%	06/29/2005	12/29/2015	99.878		110.615	623
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740		131.666	1,119
Euro	400	400	3 month Euribor + 0.79%	06/07/2007	06/07/2016	100		103.986	416
GBP	750	845	7.375%	05/26/2009	12/15/2017	99.608		124.408	1,051
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070		114.976	1,437
GBP	850	957	6.375%	06/24/2004	06/24/2019	98.850		118.009	1,129
Euro	348	348	6 month Euribor + (base 365)	01/01/2002	01/01/2022	100		100	348
GBP	400	450	5.875%	05/19/2006	05/19/2023	99.622		115.510	520
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667		127.869	857

Sub-Total		12,572							14,155

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	119	119	3 month Euribor +1.30%	06/12/2008	06/14/2010	100		100.502	120
Euro	1,997	1,997	7.500%(a)	04/20/2001	04/20/2011	99.214		107.844	2,154
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651	(*)	111.812	1,118
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332		113.523	965
JPY	20,000	150	3.550%	04/22/2002	05/14/2032	99.250		125.585	189
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	109.646	(*)	156.772	1,591

Sub-Total		5,131							6,137

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,250	868	4.000%	10/06/2004	01/15/2010	99.732		100.093	869
USD	700	486	4.875%	09/28/2005	10/01/2010	99.898		103.202	501
USD	400	278	3 month U.S.$ Libor +0.48%	09/28/2005	02/01/2011	100		100.518	279
USD	850	590	3 month U.S.$ Libor +0.61%	07/18/2006	07/18/2011	100		100.940	596
USD	750	521	6.200%	07/18/2006	07/18/2011	99.826		107.775	561
USD	2,000	1,388	5.250%	10/29/2003	11/15/2013	99.742		110.205	1,530
USD	1,000	694	6.175%	06/18/2009	06/18/2014	100		114.462	795
USD	1,250	868	4.950%	10/06/2004	09/30/2014	99.651		109.307	948
USD	1,400	972	5.250%	09/28/2005	10/01/2015	99.370		100.843	1,077
USD	1,000	694	6.999%	06/04/2008	06/04/2018	100		123.866	860
USD	1,000	694	7.175%	06/18/2009	06/18/2019	100		126.492	878
USD	1,000	694	6.375%	10/29/2003	11/15/2033	99.558		128.093	889
USD	1,000	694	6.000%	10/06/2004	09/30/2034	99.081		122.833	853
USD	1,000	694	7.200%	07/18/2006	07/18/2036	99.440		142.395	988
USD	1,000	694	7.721%	06/04/2008	06/04/2038	100		152.133	1,056

Sub-Total		10,829							12,680

Total		28,532							32,972

Note (a): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating”.

(*)	Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the notes/bonds described above are available on the corporate website http://www.telecomitalia.it.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds partly repurchased during the year by the Telecom Italia Group:

Buybacks	Currency	Amount in original currency (million)	Buyback period
Telecom Italia Finance S.A., 1,849 (*) million euros 6.575% maturing July 2009	Euro	253.77	January – June
Telecom Italia Finance S.A., 119 million euros Floating Rates maturing June 2010	Euro	20.00	March – May
Telecom Italia S.p.A., 796 million euros Floating Rates maturing June 2010	Euro	53.75	April – May
Telecom Italia Finance S.A., 1,997 million euros 7.50% maturing April 2011	Euro	2.68	October

(*)	Net of 107 million euros and 254 million euros of bonds repurchased by the company, respectively, during 2008 and 2009.

The following table lists the bonds repaid during the year by the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount:

Currency	Amount in original currency (million)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(*)1,450	1,450	5.150%	02/09/1999	02/09/2009	99.633
Euro	(**)1,849	1,849	6.575%	07/30/1999	07/30/2009	98.649
Bonds issued by Telecom Italia S.p.A.
USD	110	110	3 month Euribor + 0.60%	04/08/2004	03/30/2009	100

(*)	Net of 50 million euros of bonds repurchased by the company during 2008.

(**)	Net of 107 million euros and 254 million euros of bonds repurchased by the company, respectively, during 2008 and 2009.

Mechanism describing how coupons change on step-up/step-down notes/bonds in relation to a change in the rating

(a)    TI Finance S.A. bonds—“Euro Notes”: 1,997 million euros, 7.50% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard & Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

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

By virtue of this mechanism, in 2008, the coupon was further increased by 0.25% (a first step-up occurred after Moody’s rated the bonds Baa2 in August 2003, raising the coupon from 7% to 7.25%) due to a change in Standard&Poor’s credit rating in March 2008. The step-up was applied starting with the April 2008 coupon; the new rate is now 7.50%.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at December 31, 2009 by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings
Most recent revision July 29, 2009		Most recent revision June 17, 2009		Most recent revision June 12, 2009
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds can be analyzed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Non-current portion	—	541
Current portion	581	7

Total carrying amounts	581	548
Measurement at amortized cost	(7)	26

Total nominal repayment amount	574	574

As established in the Regulations, bond conversion requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the related shares have been issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1 and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, were repaid on January 1, 2010, with a one-time payment made on January 4, 2010.

The following table lists the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Currency	Nominal repayment amount in euros (million)	Coupon	Underlying shares	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2009 (%)	Market value as of December 31, 2009 (millions of euros)
Convertible bonds issued by Telecom Italia S.p.A.
Euro	574	1.500%	TI S.p.A.	11/23/2001	01/01/2010	100	118.299	573

Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2009		As of December 31, 2008
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	16,296	11,312	13,898	9,986
GBP	2,527	2,845	1,780	1,869
BRL	3,177	1,267	2,408	740
JPY	30,548	229	54,918	435
EURO		28,085		29,764

		43,738		42,794
Discontinued Operations		659		—

		44,397		42,794

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2009	2008
	(millions of euros)
Up to 2.5%	5,424	441
From 2.5% to 5%	6,018	10,376
From 5% to 7.5%	21,953	21,379
From 7.5% to 10%	4,564	4,923
Over 10%	1,073	985
Accruals/deferrals, MTM and derivatives	4,706	4,690

	43,738	42,794
Discontinued Operations	659	—

	44,397	42,794

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2009	2008
	(millions of euros)
Up to 2.5%	5,839	441
From 2.5% to 5%	14,763	12,339
From 5% to 7.5%	13,910	20,918
From 7.5% to 10%	3,802	3,491
Over 10%	718	915
Accruals/deferrals, MTM and derivatives	4,706	4,690

	43,738	42,794
Discontinued Operations	659	—

	44,397	42,794

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of non-current financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2010	2011	2012	2013	2014	Beyond 2014	Total
	(millions of euros)
Bonds	2,842	4,136	3,250	3,388	2,735	12,755	29,106
Loans and other financial liabilities	2,303	618	284	918	2,770	3,092	9,985
Finance lease liabilities	233	181	165	138	122	960	1,799

Total	5,378	4,935	3,699	4,444	5,627	16,807	40,890
Current financial liabilities	477	—	—	—	—	—	477

Total excluding Discontinued Operations	5,855	4,935	3,699	4,444	5,627	16,807	41,367
Discontinued Operations(1)	628	—	—	—	—	—	628

Total	6,483	4,935	3,699	4,444	5,627	16,807	41,995

(1)	These represent the financial liabilities of HanseNet Telekommunikation GmbH with companies of the Telecom Italia Group (607 million euros) and third parties (21 million euros).

Medium/long-term amounts due to banks total 5,308 million euros (5,803 million euros at December 31, 2008), decreasing 495 million euros.

Short-term amounts due to banks of 2,246 million euros increased by 1,363 million euros (883 million euros at December 31, 2008) and include 2,098 million euros for the current portion of medium/long-term amounts due to banks, of which 1.5 billion euros refers to the Term Loan, duly reimbursed in January 2010.

Medium/long-term other financial payables amount to 431 million euros (453 million euros at December 31, 2008). They include 156 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 254 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A. maturing 2013. Short-term other financial payables amount to 311 million euros (346 million euros at December 31, 2008).

Medium/long-term finance lease liabilities total 1,565 million euros (1,713 million euros at December 31, 2008) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 250 million euros (274 million euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to 3,075 million euros (2,877 million euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total 442 million euros (236 million euros at December 31, 2008). Further details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total 69 million euros (25 million euros at December 31, 2008) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has a syndicated Revolving Credit Facility (RCF) expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Covenants and negative pledges relating to outstanding positions at December 31, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 852 million euros (out of a total of 2,541 million euros at December 31, 2009) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. As for the two loan contracts signed between EIB and Telecom Italia S.p.A. on July 17, 2006 for 150,000,000.00 euros and on November 30, 2007 for 182,200,000.00 euros, EIB has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% (fifty percent) of its share capital; to this end, on November 5, 2009, the Group announced that an agreement had been signed in principle for the sale of the subsidiary, HanseNet, to the Telefónica group which was finalized on February 16, 2010. Following HanseNet’s sale, the Group is carrying out the required fulfilments for the resolution of the above mentioned contracts;

•

for the loan with a nominal amount of 350 million euros, if the Company’s rating is lower than BBB+ for Standard&Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if the Company’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed loan of 300 million euros made by the EIB in June 2009.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

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

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 88 million euros at December 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at December 31, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

NOTE 20—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitor the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results obtained;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analyses

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

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operations, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 – 70% for the fixed-rate component and 40% – 30% for the floating-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than the euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than the euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

Effective May 1, 2009, in order to reduce the Group’s credit exposure arising from the fair value (mark-to-market) measurement of derivatives and to allow settlement under a single ISDA Master Agreement, the contracts put into place with 29 banking counterparts have been assigned by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. to Telecom Italia S.p.A., which is already the counterpart on the remaining portfolio that was not assigned. The procedure did not involve any change in the contract terms or in the original hedge accounting relationships set up at the Group level.

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2009 and at December 31, 2008, assuming that such amounts are representative of the entire year.

•	The exchange risk of the Group’s loans denominated in currencies other than the euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

•

The changes in fair value of the two call options on 50% of Sofora Telecomunicaçiones S.A. share capital (at December 31, 2009 for a positive 60 million euros with a carrying amount equal to 130 million euros) have been determined using an internal valuation model in which the input values, inter alia, are the market value of the assets of Sofora Telecomunicaciones S.A., represented by the average share price of its direct investment (Nortel Inversora) and its indirect investment (Telecom Argentina through Nortel Inversora). The market prices of these investments are naturally subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group; accordingly, they are included in this analysis.

Call options on Sofora Telecomunicaciones S.A. share capital—Sensitivity analysis

Assuming an increase (decrease) of 10% in the price of Sofora Telecomunicaciones S.A.’s listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina S.A.) and, therefore, the value of Sofora Telecomunicaciones S.A.’s assets, the change in fair value of the options would have been more (less) 22.6 million euros, bringing the relative carrying amount to 152 million euros (107 million euros).

Exchange rate risk—Sensitivity analysis

At December 31, 2009 (and at December 31, 2008), the exchange risk of the Group’s loans denominated in currencies other than the euro was fully hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to the derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with the international accounting standards that regulate hedge accounting, the mark-to-market measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables insignificant. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2009 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) compared to that actually realized, then higher (lower) finance expenses, before the tax effect, would have been recognized in the income statement for 77 million euros (52 million euros in 2008).

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of floating rate.

Financial liabilities (at the nominal repayment amount)
	As of December 31, 2009			As of December 31, 2008
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Bonds	17,999	10,533	28,532	21,289	6,957	28,246
Convertible bonds	574	—	574	574	—	574
Loans and other payables(*)	7,048	5,213	12,261	7,289	4,109	11,398

Total(**)	25,621	15,746	41,367	29,152	11,066	40,218

(*)

At December 31, 2009, current liabilities total 477 million euros, of which 370 million euros is at floating rates (782 million euros at December 31, 2008, of which 700 million euros was at floating rates).

(**)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Financial assets (at the nominal investment amount)
	As of December 31, 2009			As of December 31, 2008
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Deposits and cash	—	4,614	4,614	—	4,412	4,412
Euro commercial paper	—	20	20	—	100	100
Receivables on sales of securities	—	—	—	—	493	493
Securities	31	2,675	2,706	25	570	595
Other receivables	504	737	1,241	636	255	891

Total(*)	535	8,046	8,581	661	5,830	6,491

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

Such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Financial liabilities
	As of December 31, 2009		As of December 31, 2008
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	28,428	5.87	28,147	5.95
Convertible bonds	574	7.42	541	7.42
Loans and other payables	10,030	4.38	9,416	5.23

Total(*)	39,032	5.51	38,104	5.80

(*)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Financial assets
	As of December 31, 2009		As of December 31, 2008
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros	(%)	(millions of euros)	(%)
Deposits and cash	4,614	0.34	4,412	2.51
Euro Commercial Papers	20	0.70	100	2.89
Receivables on sale of securities	—	—	493	1.60
Securities	2,706	4.02	595	10.71
Other receivables	1,024	4.59	515	6.10

Total(*)	8,364	2.05	6,115	3.55

(*)	Assets directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with leading high-credit-quality banking and financial institutions with at least an A rating and generally for periods of less than three months. As for the other temporary investments of liquidity, there are investments in Euro Commercial Papers (the issuers all have an A- rating by Standard & Poor’s and headquarters in Europe). With regard to bond portfolio management, the issuers have at least a BBB rating. For further details please see Note “Securities other than investments (current assets)”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2009, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

13% of gross financial debt at December 31, 2009 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

	Maturing by December 31, of the year
	2010	2011	2012	2013	2014	After 2014	Total
	(millions of euros)
Bonds	2,842	4,136	3,250	3,388	2,735	12,755	29,106
Loans and other financial liabilities	2,303	618	284	918	2,770	3,092	9,985
Finance lease liabilities	233	181	165	138	122	960	1,799

Total	5,378	4,935	3,699	4,444	5,627	16,807	40,890

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts; the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2009. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2010	2011	2012	2013	2014	After 2014	Total
		(millions of euros)
Bonds	Principal	2,842	4,136	3,250	3,388	2,735	12,755	29,106
	Interest	1,569	1,512	1,292	1,127	925	8,794	15,219

Loans and other financial liabilities	Principal	2,303	618	284	918	2,770	3,092	9,985
	Interest	251	160	190	138	65	(420)	384

Finance lease liabilities	Principal	233	181	165	138	122	960	1,799
	Interest	114	107	100	92	85	323	821

Non current financial liabilities(*)	Principal	5,378	4,935	3,699	4,444	5,627	16,807	40,890
	Interest	1,934	1,779	1,582	1,357	1,075	8,697	16,424

Current financial liabilities(**)	Principal	477	—	—	—	—	—	477
	Interest	16	—	—	—	—	—	16

Total	Principal	5,855	4,935	3,699	4,444	5,627	16,807	41,367
	Interest	1,950	1,779	1,582	1,357	1,075	8,697	16,440

(*)	Hedging Derivatives are included.

(**)	Derivatives are included (hedging and non-hedging).

Derivatives—Contractually expected interest flows

	Maturing by December 31, of the year
	2010	2011	2012	2013	2014	After 2014	Total
	(millions of euros)
Disbursements	838	792	767	768	623	4,920	8,708
Receipt	(810)	(825)	(762)	(776)	(669)	(5,553)	(9,395)

Hedging derivatives—net income	28	(33)	5	(8)	(46)	(633)	(687)

Disbursements	19	—	—	—	—	—	19
Receipt	(4)	—	—	—	—	—	(4)

Non-hedging derivatives—net income	15	—	—	—	—	—	15

Total net disbursements	43	(33)	5	(8)	(46)	(633)	(672)

Furthermore, at the beginning of 2010, the Group proceeded to refinance debt as follows:

•	on February 10, 2010, Telecom Italia S.p.A. issued bonds for 1,250 million euros, annual coupon of 5.25%, maturing February 10, 2022;

•

on February 12, 2010, Telecom Italia S.p.A. signed a new revolving line of credit with leading credit institutions for an amount of 1,250 million euros for a period of three years. This is a back-up line which raises the Group’s financial flexibility.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference principal, in the respective currencies of denomination.

NOTE 21—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk, the change in commodity prices and manage interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2009 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or floating rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

The following tables present the derivative transactions put into place by the Telecom Italia Group at December 31, 2009, divided between fair value hedge derivatives (Table 1—Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2—Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3—Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Table 1—Fair Value Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of 20 billion JPY (equivalent amount of 150 million euros at 12/31/2009), broken down as follows:

•        by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

•        by Telecom Italia Finance S.A., the sale of an swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which TI Finance sold the right to pay a semiannual floating rate in JPY and to receive a fixed rate of 3.55%;

•        by Telecom Italia S.p.A., a CCIRS contract on an intragroup floating-rate loan in JPY, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor.

	172	(58)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)
CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 3,500 million USD (equivalent amount of 2,430 million euros at 12/31/2009) issued by Telecom Italia Capital S.A. in October 2004 (5-year tranche of 1,250 million USD, 10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	2,819	(328)

CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,500 million USD (equivalent amount of 1,736 million euros at 12/31/2009) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of 700 million USD, 5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon rate in USD to the 6-month Euribor.	2,068	(278)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,111 million euros at 12/31/2009) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor.	1,264	(128)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	7

IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	11

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting the coupon rate of 3.64745% to the 3-month Euribor.	851	(31)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 350 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	350	(3)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(1)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	—

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	7

IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor.	250	2

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	250	(1)

Total Fair Value Hedge Derivatives	11,324	(805)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2—Cash Flow Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)
USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of 34 million USD expiring by June 2013 (monthly expiration dates), fixing the equivalent amount in euros in a range of between 21 and 26 million euros.	26	—

Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows expiring by December 2010, fixing the equivalent amount in euros in a range of between 4 and 5 million euros.	5	(1)

Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to 6 million USD expiring November 2013.	4	—

Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	3	—

Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of 2,000 million USD (equivalent amount of 1,388 million euros at 12/31/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0349% in euros.	1,709	(360)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on quarterly floating-rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(4)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 563 million euros at 12/31/2009), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(188)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount at 12/31/2009 of 957 million euros) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(336)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 450 million euros at 12/31/2009) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(171)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of 1,000 million euros issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of Euribor +0.53% to a fixed rate of 4.5404% in euros.	1,000	(27)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the Telecom Italia Finance S.A. “Dual-Currency” loan of 20 billion JPY (equivalent amount of 150 million euros at 12/31/2009). The following were put into place:

•        by Telecom Italia S.p.A., an IRS contract converting the fixed rate of 5% in USD to the 6-month Libor in JPY;

•        by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives the 6-month Libor in JPY and pays the 6-month Euribor;

•        by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to the fixed rate of 6.9395% in euros.

	174	(58)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to a fixed rate of 5.994% in euros.	849	(245)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to a fixed rate of 5.88429% in euros.	791	(60)

IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on quarterly floating-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros.	642	21

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros.	645	(13)

IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on quarterly floating-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(47)

IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the monthly floating-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(163)

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the semiannual floating-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)

IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the quarterly floating-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(38)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the semiannual floating-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2009 of 845 million euros) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(22)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros.	719	(31)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 694 million euros at 12/31/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros.	722	(51)

Forward start IRS transactions put into place by Telecom Italia S.p.A. maturing July 2015 on coupon flows of a future bond issue of 350 million euros to be issued by Telecom Italia S.p.A. (2010-2015), converting, the 6-month Euribor to an annual fixed rate of 3.47257%.	350	(6)

Total Cash Flow Hedge Derivatives	14,457	(1,875)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2009 led to:

•	recognition of an unrealized loss in equity for 1,296 million euros;

•	reversal from equity to the income statement of net gains from exchange rate adjustments for 72 million euros.

Furthermore, at December 31, 2009, the total gain of the hedging instruments that is still recognized in equity amounts to 2 million euros as a result of the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2009 is 19 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(millions)
USD	2,000	Jan 2010	Nov 2013	5.25%	Semiannually
Euro	120	Jan 2010	Nov 2015	Euribor 3-month +0.66%	Quarterly
GBP	500	Jan 2010	June 2015	5.625%	Annually
GBP	850	Jan 2010	June 2019	6.375%	Annually
GBP	400	Jan 2010	May 2023	5.875%	Annually
Euro	1,000	Jan 2010	Dec 2010	Euribor 3-month +0.53%	Quarterly
USD	186	Jan 2010	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2010	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2010	July 2036	7.20%	Semiannually
Euro	500	Jan 2010	July 2013	Euribor 3-month +0.63%	Quarterly
USD	1,000	Jan 2010	June 2018	6.999%	Semiannually
USD	1,000	Jan 2010	June 2038	7.721%	Semiannually
Euro	400	Jan 2010	June 2016	Euribor 3-month +0.79%	Quarterly
Euro	1,500	Jan 2010	Aug 2014	Euribor 1-month +0.1575%	Monthly
Euro	350	Jan 2010	Mar 2014	EIB 6-month +0.29%	Semiannually
Euro	400	Jan 2010	Sept 2013	EIB 3-month +0.15%	Quarterly
Euro	100	Jan 2010	Dec 2013	Euribor 6-month -0.023%	Semiannually
GBP	750	Jan 2010	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2010	June 2014	6.175%	Semiannually
USD	1,000	Jan 2010	June 2019	7.175%	Semiannually
EUR	350	July 2010	July 2015	Swap rate 5 years	Annually

The method selected to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the principal terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion from designated Cash Flow Hedge derivatives recognized in the income statement during 2009 is immaterial.

Table 3—Non-Hedge Accounting Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)
Sale of receiver swaptions maturing December 2012 put into place by Telecom Italia Finance S.A. with bonds issued by Telecom Italia S.p.A. in December 2005 maturing 12/6/2012 as the underlying. If exercised, Telecom Italia Finance S.A. would collect 6-month Euribor and pay an annual fixed rate of 3%.	250	(2)

Exchange rate transactions put into place by Telecom Italia S.p.A.	11	—

Exchange rate transactions put into place by Telecom Italia Finance S.A.	84	(1)

Exchange rate transactions put into place by Telecom Italia Capital S.A.	15	—

Exchange rate transactions put into place by Olivetti S.p.A.	3	—

Interest and exchange rate transactions put into place by Tim Celular S.A. (includes the transactions of Tim Nordeste S.A., now merged into Tim Celular S.A.)	586	(18)

Total Non-Hedge Accounting Derivatives	949	(21)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 12/31/2009	Notional amount at 12/31/2008	Mark-to-Market Spot (Clean Price) at 12/31/2009	Mark-to-Market Spot (Clean Price) at 12/31/2008
		(millions of euros)
Interest rate swaps	Interest rate risk	4,150	—	18	—

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,174	6,335	(823)	(166)

Total Fair Value Hedge Derivatives		11,324	6,335	(805)	(166)

Interest rate swaps	Interest rate risk	4,720	4,480	(360)	(268)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,698	7,406	(1,514)	(255)
Commodity Options	Commodity risk (energy)	5	9	(1)	(3)
Forward and FX Options	Currency exchange rate risk	34	40	—	(1)

Total Cash Flow Hedge Derivatives		14,457	11,935	(1,875)	(527)

Total Non-Hedge Accounting Derivatives		949	739	(21)	110

Total Telecom Italia Group Derivatives		26,730	19,009	(2,701)	(583)

NOTE 22—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (see the Note “Financial Liabilities—current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•	for floating-rate loans, the nominal repayment amount has been assumed;

•	for fixed-rate loans, fair value has been assumed: the present value of future cash flows using interest rates prevailing at December 31, 2009.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active markets;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables set out, for assets and liabilities at December 31, 2009 and 2008 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses. Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale are excluded.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability as of December 31, 2009

				Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2009	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
			(millions of euros)
Assets
Other investments	AFS	8)	53	—	32	21	—	—
Securities, financial receivables and other non-current financial assets of which loans and receivables	LaR	8)	72	72	—	—	—	—
of which securities	AFS	8)	15	—	—	15	—	—
of which hedging derivatives	n.a.	8)	792	—	—	520	272	—
of which receivables for lessors’ net investments	n.a.	8)	228	—	—	—	—	228
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	8)	150	133	17	—	—	—
of which other financial assets at fair value	n.a.	8)	130	—	—	—	130	—

		(A )	1,440	205	49	556	402	228

Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	11)	6,375	6,375	—	—	—	—
Investments (Current Assets)	AFS	13)	39	—	39	—	—	—
Securities
of which available-for-sale	AFS	14)	1,093	—	—	1,093	—	—
of which held for trading	FAHfT	14)	750	—	—	—	750	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	15)	655	655	—	—	—	—
of which non-hedging derivatives	FAHfT	15)	32	—	—	—	32	—
of which hedging derivatives	n.a.	15)	310	—	—	100	210	—
of which receivables for lessors’ net investments	n.a.	15)	118	—	—	—	—	118
Cash and cash equivalents	LaR	16)	5,504	5,504	—	—	—	—

		(B )	14,876	12,534	39	1,193	992	118

		(A+B )	16,316	12,739	88	1,749	1,394	346

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/n.a.	19)	32,112	32,112	—	—	—	—
of which hedging derivatives	n.a.	19)	3,075	—	—	2,305	770	—
of which financial lease liabilities	n.a.	19)	1,565	—	—	—	—	1,565

		(C )	36,752	32,112	—	2,305	770	1,565

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/n.a.	19)	6,225	6,225	—	—	—	—
of which non-hedging derivatives	FLHfT	19)	69	—	—	—	69	—
of which hedging derivatives	n.a.	19)	442	—	—	153	289	—
of which financial lease liabilities	n.a.	19)	250	—	—	—	—	250
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	26)	6,950	6,950	—	—	—	—

		(D )	13,936	13,175	—	153	358	250

		(C+D )	50,688	45,287	—	2,458	1,128	1,815

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability as of December 31, 2009

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2009	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2009
		(millions of euros)
Assets
Loans and receivables	LaR	12,756	12,739	17	—	—	—	12,756
Available-for-sale financial assets	AFS	1,200	—	71	1,129	—	—	1,200
Financial assets at fair value through profit or loss held for trading	FAHfT	782	—	—	—	782	—	782
Of which non-hedging derivatives	FAHfT	32	—	—	—	32	—	32
Hedging derivatives	n.a.	1,102	—	—	620	482	—	1,102
Other financial assets at fair value	n.a.	130	—	—	—	130	—	130
Assets measured according to IAS 17	n.a.	346	—	—	—	—	346	346

		16,316	12,739	88	1,749	1,394	346	16,316

Liabilities
Financial liabilities at amortized cost(*)	FLAC/n.a.	45,287	45,287	—	—	—	—	49,670
Financial liabilities at fair value through profit or loss held for trading	FLHfT	69	—	—	—	69	—	69
Of which non-hedging derivatives	FLHfT	69	—	—	—	69	—	69
Hedging derivatives	n.a.	3,517	—	—	2,458	1,059	—	3,517
Liabilities measured according to IAS 17	n.a.	1,815	—	—	—	—	1,815	2,240

		50,688	45,287	—	2,458	1,128	1,815	55,496

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability as of December 31, 2009

						Hierarchy levels
			IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2009	Level 1(*)	Level 2(*)	Level 3(*)
			(millions of euros)
Assets
Non-current financial assets
Other investments			AfS	8)	53	3	18	—
Securities, financial receivables and other non-current financial assets							—	—
of which securities			AfS	8)	15	15
of which hedging derivatives			n.a.	8)	792	—	792	—
Miscellaneous receivables and other non-current assets
of which other financial assets at fair value			n.a.	8)	130	—	—	130

	(A	)			990	18	810	130

Current financial assets
Securities
of which available-for-sale			AFS	14)	1,093	113	980	—
of which held for trading			FAHfT	14)	750	750	—	—
Financial receivables and other current financial assets
of which non-hedging derivatives			FAHfT	15)	32	—	32	—
of which hedging derivatives			n.a.	15)	310	—	310	—

	(B	)			2,185	863	1,322	—

	(A+B	)			3,175	881	2,132	130

Liabilities
Non-current financial liabilities
of which hedging derivatives			n.a.	19)	3,075	—	3,075	—

	(C	)			3,075	—	3,075	—

Current financial liabilities
of which non-hedging derivatives			FLHfT	19)	69	—	69	—
of which hedging derivatives			n.a.	19)	442	—	442	—

	(D	)			511	—	511	—

	(C+D	)			3,586	—	3,586	—

(*)	Level 1: listed prices (unadjusted) in active markets.

Level 2: input levels other than listed prices included in level 1 observable either directly or indirectly.

Level 3: inputs not based on observable market data.

Miscellaneous receivables and other non-current assets measured at fair value classified in Level 3 refer entirely to the carrying amount of options to purchase 50% of Sofora Telecomunicaciones S.A. share capital for 130 million euros. The fair value measurement of the two call options has been determined by reference to an internal valuation model based on methodologies currently used in market practice. These input values are, inter alia, the market value of the assets of Sofora Telecomunicaciones S.A. obtained from the average share prices of its direct investment in Nortel Inversora and its indirect investment in Telecom Argentina through Nortel Inversora. The market prices of such investments are naturally subject to volatility and as a consequence influence the fair value of the options held by the Telecom Italia Group. Compared to December 31, 2008, the changes in fair value of the two call options are a positive 60 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability as of December 31, 2008

				Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2008	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
			(millions of euros)
Assets
Non current financial assets
Other investments	AfS	8)	57	—	39	18	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	8)	81	81	—	—	—	—
of which securities	AFS	8)	15	—	—	15	—	—
of which hedging derivatives	n.a.	8)	2,310	—	—	1,609	701	—
of which receivables for lessors’ net investments	n.a.	8)	257	—	—	—	—	257
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	8)	29	14	15	—	—	—
of which other financial assets at fair value	n.a.	8)	70	—	—	—	70	—

		(A )	2,819	95	54	1,642	771	257

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	11)	6,983	6,983	—	—	—	—
Investments (Current assets)	AFS	13)	39	—	39	—	—	—
Securities
of which available-for-sale	AFS	14)	74	—	—	74	—	—
of which held for trading	FAHfT	14)	111	—	—	—	111	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	15)	46	46	—	—	—	—
of which non-hedging derivatives	FAHfT	15)	122	—	—	—	122	—
of which hedging derivatives	n.a.	15)	180	—	—	97	83	—
of which receivables for lessors’ net investments	n.a.	15)	143	—	—	—	—	143
Cash and cash equivalents	LaR	16)	5,416	5,416	—	—	—	—

		(B )	13,114	12,445	39	171	316	143

		(A+B )	15,933	12,540	93	1,813	1,087	400

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/n.a.	19)	31,937	31,937	—	—	—	—
of which hedging derivatives	n.a.	19)	2,877	—	—	2,073	804	—
of which financial lease liabilities	n.a.	19)	1,713	—	—	—	—	1,713

		(C )	36,527	31,937	—	2,073	804	1,713

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/n.a.	19)	5,732	5,732	—	—	—	—
of which non-hedging derivatives	FLHfT	19)	25	—	—	—	25	—
of which hedging derivatives	n.a.	19)	236	—	—	110	126	—
of which financial lease liabilities	n.a.	19)	274	—	—	—	—	274
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	26)	7,540	7,540	—	—	—	—

		(D )	13,807	13,272	—	110	151	274

		(C+D )	50,334	45,209	—	2,183	955	1,987

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability as of December 31, 2008

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2008	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2008
		(millions of euros)
Assets
Loans and receivables	LaR	12,555	12,540	15	—	—	—	12,555
Available-for-sale financial assets	AFS	185	—	78	107	—	—	185
Financial assets at fair value through profit or loss held for trading	FAHfT	233	—	—	—	233	—	233
Of which non-hedging derivatives	FAHfT	122	—	—	—	122	—	122
Hedging derivatives	n.a.	2,490	—	—	1,706	784	—	2,490
Other financial assets at fair value	n.a.	70	—	—	—	70	—	70
Assets measured according to IAS 17	n.a.	400	—	—	—	—	400	400

		15,933	12,540	93	1,813	1,087	400	15,933

Liabilities
Financial liabilities at amortized cost(*)	FLAC/n.a.	45,209	45,209	—	—	—	—	41,735
Financial liabilities at fair value through profit or loss held for trading	FLHfT	25	—	—	—	25	—	25
Of which non-hedging derivatives	FLHfT	25	—	—	—	25	—	25
Hedging derivatives	n.a.	3,113	—	—	2,184	929	—	3,113
Liabilities measured according to IAS 17	n.a.	1,987	—	—	—	—	1,987	2,427

		50,334	45,209	—	2,184	954	1,987	47,300

(*)	They also include those at adjusted amortized cost that quality for hedge accounting.

Gains and losses by IAS 39 category—2009

	IAS 39 category	Net gains (losses), 2009(1)	of which interest
	(millions of euros)
Loans and receivables	LaR	(509)	103
Financial assets available for sale	AfS	(28)	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	(78)	—
Financial liabilities at amortized cost(2)	FLAC	(1,958)	(1,941)

Total		(2,573)	(1,838)

(1)

Of which, 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

(2)	They include 60 million euros of gains relating to the measurement of the option on Sofora Telecomunicaciones S.A..

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—2008

	IAS 39 category	Net gains (losses), 2008(1)	of which interest
	(millions of euros)
Loans and receivables	LaR	(551)	292
Financial assets available for sale	AfS	(1)	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	(84)	—
Financial liabilities at amortized cost	FLAC	(2,115)	(2,105)

Total		(2,751)	(1,813)

(1)

Of which, 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

NOTE 23—EMPLOYEE BENEFITS

Employee benefits decreased by 174 million euros compared to December 31, 2008. Details are as follows:

			As of December 31, 2007	Increases	Decreases	As of December 31, 2008
			(millions of euros)
Provision for employee severance indemnities	(A	)	1,120	69	(77)	1,112

Provision for pension plans			31	2	(9)	24
Provision for termination benefit incentives			18	245	(3)	260

Total other provisions for employee benefits(*)	(B	)	49	247	(12)	284

Total	(A+B	)	1,169	316	(89)	1,396

Of which :
Non-current portion			1,151			1,212
Current portion(*)			18			184

(*)	The current portion refers only to Other provisions for employee benefits.

			As of December 31, 2008	Increases	Decreases	As of December 31, 2009
			(millions of euros)
Provision for employee severance indemnities	(A	)	1,112	52	(113)	1,051

Provision for pension plans			24	3	(2)	25
Provision for termination benefit incentives			260	4	(118)	146

Total other provisions for employee benefits(*)	(B	)	284	7	(120)	171

Total	(A+B	)	1,396	59	(233)	1,222

Of which :
Non-current portion			1,212			1,075
Current portion(*)			184			147

(*)	The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased 61 million euros as a result of the sum of accruals charged to the income statement (52 million euros for the interest matured for all Group companies, the charge for severance indemnity for companies with less than 50 employees and actuarial (gains) losses) and utilizations (-113 million euros for indemnities paid to employees who terminated employment and for advances).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

According to Law 297/1982, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, revaluations of the provision for employee severance indemnities existing at the election date, for all companies, and also the amounts accrued and not assigned to supplementary pension plans, for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, for companies with at least 50 employees, and the Projected Unit Credit Cost—pro rata service, for the others, based upon the following:

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

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Cost-of-living increases
– in the year of measurement (2009 estimated average)	0.7% per annum	0.7% per annum
– afterwards	1.9% per annum	1.9% per annum

Discount rate	4.1% per annum	4.1% per annum

Increase in remuneration
– equal to or less than 40 years of age	2.9% per annum	2.9% per annum

– over 40 years, but equal to or less than 55 years of age	2.4% per annum	2.4% per annum

– over 55 years of age	1.9% per annum	1.9% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):
– up to 40 years of age	From 3.0% to 4.0% per annum	From 3.0% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 2.5% per annum	From 1.5% to 2.5% per annum
– over 50 years of age	None	None

Probability of retirement:
– up to 60 years of age	35% (100% for women)	60% (100% for women)
– over 60 but less than 65 years of age	15% per annum	10% per annum
– at 65 years of age	100%	100%

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2009 and 2008, respectively, of 1,051 million euros and 1,112 million euros.

The effect on the income statement, included in Employee benefits expenses, is as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Current service cost(*)	—	—	17
Finance expenses	67	75	51
Net actuarial (gains) losses recognized during the year	(15)	(6)	—

Total expense	52	69	68

Actuarial (gains) losses resulting from 2007 pension reform	—	—	(59)

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the above-described social security reform, the amounts accruing that are assigned to the INPS Treasury Fund or to the supplementary pension funds are recorded under “Employee benefits expense” in “Social security expenses” and no longer in “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal, for the year, to 0.3 million euros).

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased by 114 million euros due to the utilization of the provision for collective dismissals under Law 223/91 (“mobility”) accrued in 2008 by the Parent, Telecom Italia, Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 24—PROVISIONS

Provisions increased by 170 million euros compared to December 31, 2008. The composition and changes in provisions are as follows:

	As of December 31, 2008	Increase	Used through income statement	Uses directly	Exchange differences and other changes	As of December 31, 2009
	(millions of euros)
Provision for taxation and tax risks	114	22	—	(31)	11	116
Provision for restoration costs	424	40	—	(10)	4	458
Provision for legal disputes	207	176	—	(93)	18	308
Provision for commercial risks	73	10	(2)	(10)	(1)	70
Provision for risks and charges on investments and corporate-related transactions	125	42	(1)	(15)	(1)	150
Other provisions	547	23	(3)	(10)	1	558

Total	1,490	313	(6)	(169)	32	1,660

Of which:
Non-current portion	692					735
Current portion	798					925

Provision for taxation and tax risks increased by 2 million euros compared to December 31, 2008. In particular, utilizations by the Parent, Telecom Italia, total 20 million euros mainly in connection with the settlement of disputes with the Revenue Agency, through the assessment with adhesion procedure, for the 2004 tax period relative to the deductibility of some “TOP” and “Security” costs from income taxes and VAT.

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A. and the Brazil Business Unit. This provision increased by 34 million euros due to:

•	release to income of the finance expenses to reflect the passage of time (19 million euros) and new accruals (21 million euros);

•	the utilizations (10 million euros); and

•	the exchange differences of the Brazil Business Unit (+18 million euros) and the effects on the change of the charges’ estimation (-14 million euros).

Provision for legal disputes increased mainly as a result of settlements of pending disputes by Telecom Italia S.p.A.

Other provisions increased by 11 million euros. Such item includes provisions due to the Telecom Italia Sparkle case: as of December 31, 2009 the related provision for risks and charges was equal to 507 million euros to face fiscal (VAT deducted and related interests and penalties) and legal risks and charges. For further details please see Note “Restatement as a result of errors and changes in accounting policies”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 25—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased by 455 million euros compared to December 31, 2008. The composition is as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Payables to social security agencies	137	339
Capital grants	84	92
Medium/long-term deferred income	850	936
Income tax payables(*)	—	162
Other payables and liabilities	13	10

Total	1,084	1,539

(*)	Analyzed in the Note “Income tax payables”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Non-current payables
Due from 2 to 5 years after the balance sheet date	108	304
Due beyond 5 years after the balance sheet date	29	35

	137	339
Current payables	228	217

Total	365	556

With reference to the payable for pension fund integration under Law 58/1992, since 2009, the increase in short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of payables relating to employees of the former Iritel, the last installment of which (in total expected to amount to approximately 110 million euros) will be paid in October 2010.

Deferred income includes 558 million euros (634 million euros at December 31, 2008) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 283 million euros (285 million euros at December 31, 2008) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 26—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by 420 million euros compared to December 31, 2008 and are composed of the following:

			As of December 31,
			2009		2008
				Of which Financial Instruments		Of which Financial Instruments
			(millions of euros)
Payables on construction work	(A	)	24	—	26	—

Trade payables:
• Payables to suppliers			4,689	4,689	5,083	5,083
• Payables to other telecommunications operators			1,326	1,326	1,514	1,514

	(B	)	6,015	6,015	6,597	6,597

Tax payables	(C	)	651	—	582	—

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			440	440	423	423
• Payables to social security agencies			421	—	418	—
• Trade and miscellaneous deferred income			883	—	906	—
• Advances received			26	—	21	—
• Customer-related items			1,109	238	1,126	279
• Payables for the “TLC operating fee”			30	—	22	—
• Dividends approved, but yet to be paid to shareholders			22	22	22	22
• Other current liabilities			326	235	314	219
• Employee benefits (except for Employee severance indemnities) for current portion expected to be settled within 1 year			147	—	184	—
• Provisions for current portion expected to be settled within 1 year			925	—	798	—

	(D	)	4,329	935	4,234	943

Total	(A+B+C+D	)	11,019	6,950	11,439	7,540

For further details about financial instruments please see Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,015 million euros (6,597 million euros at December 31, 2008) mainly refer to Telecom Italia S.p.A. (4,161 million euros) and the companies in the Brazil Business Unit (1,219 million euros).

Tax payables particularly refer to the Parent for a total of 374 million euros and to companies in the Brazil Business Unit for 244 million euros.

Other current liabilities include a non-financial hedge derivative of the company Elettra S.p.A. for an amount of 1 million euros related to the hedge of rental fees for shipping and fuel purchase.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 27—INCOME TAX PAYABLES (CURRENT AND NON CURRENT)

Income tax payables decreased by 1,139 million euros compared to December 31, 2008 and are composed as follows:

	As of December 31,
	2009	2008
	(millions of euros)
Medium/long term income tax payables (substitute tax) Current income tax payables	—	162

Current income tax payables:
• Substitute tax	165	215
• Income tax expense	118	1,045

	283	1,260

Total	283	1,422

These mainly refer to:

•	payables for the third installment of the substitute tax for the tax realignment, carried out pursuant to Law 244 dated December 24, 2007 (165 million euros);

•	TIM Brasil group payable (39 million euros);

•	Ires payable generated by the Telecom Italia Group consolidated national tax return for the year 2009 (33 million euros);

•	Irap payable by the Parent, Telecom Italia for the year 2009 (25 million euros);

•	payable by the Parent, Telecom Italia, generated by the assessment with adhesion procedure agreed with the Revenue Agency, which became final (13 million euros).

The reduction from December 31, 2008 is for the most part due to the payment of the full amount of IRAP payable of the Parent, and of the full amount of IRES payable on Telecom Italia domestic tax unit for the year 2008; the payment of the second installment of the substitute tax in order to realign the lower tax basis to the higher book basis at December 31, 2007; the payments by the Parent, Telecom Italia, relating to the assessment with adhesion procedure agreed with the Revenue Agency at the end of 2008 to partly close the dispute for the period 2002/2006; the payment of the agreement reached with the Revenue Agency to close the tax dispute relating to the assessment of Blu, merged in Tim in 2002.

NOTE 28—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at December 31, 2009 are described below; no mention is made of the disputes that, although referred to in the financial report for the year 2008, were settled in the year 2009 and whose effects on the financial statements were not material. Such information is disclosed, if any, in Note “Provisions”.

Furthermore, the disputes settled in 2009, which were mentioned in the 2008 consolidated financial statements, did not have a significant impact on the 2009 consolidated results.

a 1)    Contingent liabilities for which an adverse outcome is probable

With respect to the legal, regulatory and tax proceedings, described below considered to have a probable adverse outcome, the Telecom Italia Group has made provisions in the amount of 660 million euros. Of this sum, 507 million euros refer to liabilities related to the Telecom Italia Sparkle case.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TELECOM ITALIA SPARKLE—RELATIONSHIPS WITH I-GLOBE, PLANETARIUM, ACUMEN, ACCRUE TELEMEDIA AND DIADEM: THE ROME PROSECUTOR’S INVESTIGATION.

As set forth in Note “Restatement as a result of errors and changes in accounting policies”, reference to which is made for a description of the impacts on the consolidated financial statements, on February 23, 2010 the Finance Police, at the request of the Prosecutor’s Office of Rome (“Prosecutor”), served Telecom Italia Sparkle with:

a)

an order setting a fast track hearing procedure concerning the “request to apply the measure to prohibit Telecom Italia Sparkle from performing activities and to be replaced with a judicial administrator” pursuant to Legislative Decree No. 231/2001; and

b)	a warrant to seize approximately 298 million euros as an interim measure.

The Prosecutor accused certain former directors and former and current employees of Telecom Italia Sparkle of cross border criminal conspiracy, tax evasion, international money laundering, reinvestment of profits from criminal activities and registering assets under false names. The charges of cross border criminal conspiracy, international money laundering and reinvestment of profits from criminal activities also are possible offenses that may entail administrative liability for a corporation under legislative Decree No. 231/2001.

In view of the hearing, Telecom Italia Sparkle filed a defense brief, to argue the lack of grounds for the application of the interim measure to appoint a judicial administrator. Moreover, in its discussions with the Prosecutor, the Company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still employed, as well as the termination of employment of the employees in custody;

b)

filed a resolution of the Board of Directors on March 1, 2010 covering (i) the engagement of an independent professional to determine, among other things, whether the Company had adopted and implemented the organizational instruments under Legislative Decree No. 231/2001 and (ii) the steps taken by the company to carry out certain recommendations to further improve controls made by such independent professional;

c)	filed with the Prosecutor a petition to cancel the request to place Telecom Italia Sparkle under a judicial administrator, together with, among others:

1.

a guarantee in favor of the Judicial Authority for approximately 72 million euros. This action represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree No. 231/2001, of the amount that may be identified as profit of criminal activities alleged in relation to this case;

2.

a guarantee in favor of the Tax Authority for approximately 123 million euros, representing the difference between the sum already seized to reflect VAT credits claimed for fiscal years 2005, 2006 and 2007 (approximately 298 million euros), and the maximum amount that could be due in relation to the definition of the company’s tax position with respect to the above VAT, by virtue of a possible settlement with the Italian Revenue Agency. This guarantee, which is payable on demand, has been issued with a view to reaching a settlement with the Italian Revenue Agency. The obligations related to any such settlement will be fulfilled after a petition for the release and ensuing payment, to the Italian Revenue Agency, of the sum of approximately 298 million euros, which was seized by order of the preliminary investigation judge (“GIP”);

3.

a preliminary overview of the activities carried out by the independent professional, prepared upon request of Telecom Italia Sparkle, with respect to the Telecom Italia Sparkle’s corporate governance, organization and control, operations and the “231 Compliance Program”.

In light of the above initiatives, on April 2, 2010, the Prosecutor withdrew the request submitted to the preliminary investigation judge to appoint a judicial administrator for Telecom Italia Sparkle. On April 6, the preliminary investigation judge issued an order to indicate that there was “no case to answer” with respect to the above request to appoint a judicial administrator for Telecom Italia Sparkle.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Considering the early stages of the proceedings, the complexity of the case and the substantial quantity of documents collected by the Prosecutor over many years by virtue of its own power and authority—which documents are still under review—the Company cannot yet determine the final outcome of the proceedings. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor, to prove its innocence against the charges brought by the Prosecutor. As to the effects determined by an unfavorable ruling for the proceedings related to Legislative Decree No. 231/2001, in addition to administrative fines (the amount of which would be low) and interdictive measures, penalties would include the seizure of the profits of criminal activities. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum that is already covered by the above guarantee).

With respect to the tax risk associated with the alleged events, it is noted that reference was made in the 2007 consolidated financial statements to an investigation under way on two suppliers in connection with an alleged VAT fraud. At that time, based on technical explanations provided by Telecom Italia Sparkle’s management and after it had obtained positive opinions from external tax consultants, Telecom Italia S.p.A. concluded that it had operated in accordance with the law and that, therefore, there were no contingent tax liabilities.

The information and documents available in the order delivered to the Company in February 2010, following the investigative activities of the Prosecutor by virtue of its own powers and authority, brought to light additional facts, thus making it possible to have a more thorough knowledge of the events analyzed in 2007, due to information that was not known in 2007.

Thus, it is likely that the Prosecutor’s case will focus on improperly claimed VAT credits in transactions with the above suppliers for 2005, 2006 and 2007. Accordingly, negotiations have commenced with the Italian Revenue Agency to settle the matter, with an estimated settlement amount—inclusive of taxes, interest and penalties—of approximately 421 million euros.

With respect to the VAT fraud, there is a risk that the Italian Revenue Agency might also claim back IRES and IRAP taxes. Based on an opinion of tax professionals, this risk is only possible.

Following further reviews of Telecom Italia Sparkle’s 2005-2009 fiscal years, additional provisions for approximately 14 million euros were made to cover the tax risks deemed likely in connection with restated transactions.

OTHER TAX DISPUTES

In February and March 2009—following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Italian Revenue Agency, as indicated in the 2008 Annual Report—the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs for fiscal years 2002 and from 2004 to 2007.

To this end, the Company has commenced a procedure with the Italian Revenue Agency for a pre-litigation settlement agreement. In December 2009 all claims related to fiscal year 2004 were settled.

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff is seeking compensation for approximately 1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct.

Telecom Italia filed a formal challenge against Fastweb’s claims.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

BT ITALIA

In October 2009 BT Italia filed a lawsuit over Telecom Italia’s alleged abuse of dominant position in the business segment of the wholesale fixed-to-mobile termination market. Plaintiff seeks compensation of 419 million euros.

BT Italia, basing its claim on the findings of proceedings AGCM c.d. A/357 by the national telecommunications Authority, attributed the alleged loss suffered (i) to the difference between the wholesale termination prices that BT Italia paid in accordance with the regulated maximum prices on Telecom Italia’s mobile network and the lower price extended by Telecom Italia’s commercial retail department to its customers; (ll) to the loss of earnings due to the application to its customers of below-cost prices for the same termination services, so as to maintain its competitiveness in the market; and (iii) to the loss of market share.

Following Telecom Italia’s filing of a formal challenge in March 2010, the matter was settled out of court.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENSES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including—among others—the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”) pursuant to article 63 of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees—whose personal information had been collected illegally—and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

The Prosecutor’s Office in Milan gave its formal consent to the procedure and now the request is pending before the Court.

Once it is handed down, the “plea bargaining” judgment will allow Telecom Italia to close the penal case against it. However, the Company’s civil responsibility pursuant to article 2049 of the Italian civil code is unchanged, due to the activities of certain former employees. With respect to the latter Telecom Italia considers possible the risk of any contingent liability arising from requests for compensation.

With reference to the losses suffered, the Company—together with Telecom Latam and Telecom Italia Audit and Compliance Services—filed a civil case against the former employees and third parties and has requested and obtained, among other things, the seizure of one of the co-defendants’ assets worth over 15 million euros. The Company has also appointed external consultants to determine—on the basis of known events and events that are emerging and will emerge during the proceedings and elsewhere—whether there are the conditions to undertake action to seek compensation for any loss suffered.

DISPUTES CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to reimburse Telecom Italia and TIM for the license fees paid for 1994-1998.

a 2)    Contingent liabilities for which an adverse outcome is possible

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone in July 2006, seeking compensation for losses set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor. According to Vodafone, Telecom Italia’s alleged abusive conduct involved residential and business customers and was illegal also because it broke the law on personal data protection.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia filed a formal challenge against Vodafone’s allegations and the grounds for its claims.

EUTELIA E VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs seek compensation of approximately 730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia appeared to ask the Court to dismiss plaintiffs’ claims.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff seeks compensation of approximately 362 million euros for losses suffered.

Telecom Italia filed a formal challenge to dispute plaintiff’s claims.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. are involved, in their capacity as shareholders of Sofora Telecomunicaciones SA (“Sofora”), in a large number of judicial and administrative proceedings initiated by W de Argentina Inversiones SL (“Los W”), partners in Sofora, by SECOM (local telecommunication authority), CNDC (local Antitrust authority) and by the Secretaría de Comercio Interior (a body of the Ministry of the Economy).

Specifically, Los W brought several judicial cases against Telecom Italia S.p.A. and Telecom Italia International N.V. in order to declare null and void the call options held by Telecom Italia International on the shares representing the 50% of the equity interest held in Sofora through a Call Option Agreement signed in 2003 and to have the court acknowledge the existence of a conflict of interests for the companies of the Telecom Italia Group and the directors of the Telecom Argentina group designated on indication of the Telecom Italia Group. On the other hand, the local government authorities, in light of alleged distortive effects on competition in the Argentine market deriving from the so-called Telco Transaction, adopted a number of resolutions aimed, among other things, to suspend the exercise of “derechos politicos” (“political rights”) by the companies of the Telecom Italia Group and their representatives in the Telecom Argentina group and, most of all, to have the Telecom Italia Group sell its equity interest in Sofora, setting the terms and indicating the possibility of investigative actions and sanctions to ensure completion of the divestment.

Telecom Italia S.p.A. and Telecom Italia International N.V. challenged judicially Los W’s claims and the resolutions adopted by the local authorities, each within its purview, against the Group companies, obtaining, in general, favorable rulings in the cases where the competent Courts made a decision. In particular, attention is called, for its importance, to the ruling issued on February 1, 2010 (see below) by the Criminal Economic Court of Appeal of Buenos Aires declared null and void Resolution 483/09 dated August 25, 2009, which had ordered Telecom Italia S.p.A. and Telecom Italia International N.V. to fully divest their interests in Sofora, including the call options, within one year and authorized the CNDC to set out within 60 days the terms and procedures for the divestment process.

At the present time, no administrative or judicial act, including measures by SECOM and CNDC, the details of which are set out below, has been taken to revoke the validity of the Call Option Agreement, or the ownership of the relative option rights held by the Group, the exercise of such option rights, whose carrying value is 130 million euros at December 31, 2009, having been merely suspended.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details of the disputes and the legal proceedings, as well as the current status for each of them, are provided below.

* * *

On June 27, 2008 Los W initiated proceedings against Telecom Italia International before the Commercial Court of Buenos Aires for the call option agreement signed in 2003 by Telecom Italia International and Los W (Call Option Agreement) to be declared null and void due to an alleged subsequent conflict with Argentine corporate law. The existence of the dispute was recorded in Sofora’s shareholder register. Telecom Italia International filed its own defence brief requesting the Court to reject the counterparty’s claim as unfounded. The proceeding is still in its pre-trial phase.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina group companies designated on indication of Telecom Italia, before the Commercial Court of Buenos Aires. The plaintiffs requested that the Court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group designated on indication of Telecom Italia, and determined by the alleged de facto control of Telecom Italia—and consequently of Telecom Argentina—by Telefónica S.A., (which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.), following the Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. share capital (“Telco Transaction”).

In December 2008, Telecom Italia and Telecom Italia International filed their defence brief requesting that plaintiff’s arguments and claims be rejected.

* * *

On April 15, 2009 the Administrative Court of Appeal of Buenos Aires served Telecom Italia and Telecom Italia International with a precautionary measure granted to the Dracma Group and Los W. This measure suspended Telecom Italia International’s rights under the Call Option Agreement, as well as prevented any act of disposal thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication authority) rules on the Telco Transaction or until the Court rules on the merits of the action that the Dracma Group and Los W will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08 (see below).

On August 5, 2009 Telecom Italia and Telecom Italia International filed an extraordinary appeal (Recurso extraordinario) before the Argentine Supreme Court against such precautionary measure. As the submission of such appeal to the Supreme Court was rejected by the Administrative Court, on September 30, 2009 Telecom Italia and Telecom Italia International filed a direct appeal (Recurso de queja) with the Supreme Court.

* * *

On August 31, 2009 the Administrative Trial Court of Buenos Aires served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina group with two preliminary rulings issued—on August 26 and 28 inaudita altra parte—upon request of Los W, ordering:

(i)

to maintain the status quo existing prior to the Telco Transaction and imposing on Telecom Italia and Telecom Italia International, as parties to the shareholders agreement with Los W (the “Shareholders Agreement”) and the Call Option Agreement, to refrain from taking any action under these agreements, including the exercise, the assignment or disposal of any right under the Call Option Agreement;

(ii)	to suspend the exercise of the “derechos politicos” of Telecom Italia and Telecom Italia International under the law, Bylaws or Shareholders Agreements in the companies of the Telecom Argentina group;

(iii)	the suspension from their office of the directors of the companies of the Telecom Argentina group designated on indication of Telecom Italia and/or Telecom Italia International; and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(iv)	that such directors shall not be calculated in the quorum of the meetings of the boards of directors of the companies belonging to the Telecom Argentina group.

Telecom Italia and Telecom Italia International requested and obtained from the Civil and Commercial Court of Appeal the precautionary suspension of several meetings of the boards of directors of the companies of the Telecom Argentina group, some of which had been unlawfully convened by Los W. Moreover, on September 30, 2009 Telecom Italia and Telecom Italia International challenged the above mentioned two preliminary rulings, which the Administrative Trial Court ratified on the same date upon Los W’s request.

On November 6, 2009 the Administrative Court of Appeal of Buenos Aires rejected the appeal filed by Telecom Italia and Telecom Italia International and, on November 24, 2009 both companies filed an extraordinary appeal (Recurso extraordinario) with the Argentine Supreme Court against such decision. The decision is pending.

* * *

On October 6, 2009 Telecom Italia and Telecom Italia International filed an appeal with the Argentine Supreme Court, seeking a resolution of the conflict originated by the granting of the aforementioned preliminary measures and those issued by the Civil and Commercial Court of Appeal which, among others, suspend the effects of Resolution 44/09 of CNDC (see below), so that the latter shall prevail as a result of the exclusive competence of the Court of Appeal.

On November 11, 2009 the Supreme Court requested from each competent Court the files relating to the above captioned administrative precautionary proceedings, as well as those connected to the Dracma proceedings (see above), and subsequently forwarded such Court files to the Attorney General in order to obtain an advisory opinion.

* * *

On March 9, 2010, the Administrative Trial Court of Buenos Aires, at the request of Los W, served Telecom Italia, Telecom Italia International and the companies of the Telecom Argentina group with an order which, among others, ratified the rulings issued on August 26 and 28, 2009 by the same Trial Court (see supra) and ordered their enforcement. On such basis the corporate books of Nortel, Telecom Argentina, Telecom Personal and Sofora were seized by a judicial officer and placed in the custody of the vice chairmen of each company. Telecom Italia and Telecom Italia International challenged the legality of such order and its consistency with decisions issued by the Civil and Commercial Court of Appeals of Buenos Aires.

ARGENTINA—SECOM

On June 26, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s prior authorisation before signing any agreement or performing any act that would result in:

(i)	any increase of their direct or indirect equity interests in the companies of the Telecom Argentina group;

(ii)	the assignment to third parties of the rights of Telecom Italia and Telecom Italia International in respect of Sofora shares or rights related to the call options on Sofora shares; and

(iii)	the performance of acts of disposition of such rights that would distort competition and undermine the general economic interest.

SECOM’s order was based on the fact that Telefónica S.A. would have purportedly become a substantial shareholder in Telecom Italia—and consequently in Telecom Argentina—with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” before the Ministerio de Planificación Federal, Inversión Pública y Servicios against Note 1004/08, which is still pending.

* * *

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On December 30, 2008 SECOM issued Note 2573/08 whereby, among others, Telecom Italia and Telecom Italia International were ordered to refrain from carrying out any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on the Telco Transaction.

On January 26, 2009 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” against such Note, with the Ministerio de Planificación Federal, Inversión Pública y Servicios, which is still pending.

ARGENTINA—CNDC

On January 6, 2009, the CNDC (the Argentine antitrust authority) notified Telecom Italia and Telecom Italia International of Resolution 123/08, which prohibits the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking its reversal. Subsequently, on January 28, 2009 (with Resolution 6/09) the CNDC refused to transmit the files related to the appeal to the Court having jurisdiction over it, declaring the absence of a prejudice to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the running of the terms for the exercise of the call options by Telecom Italia International, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International considered Resolution 6/09 to be illegitimate and asked the Court to exercise its jurisdiction and examine the appeal against Resolution 123/08.

On June 25, 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal and the case is still pending.

* * *

On January 9, 2009 the CNDC notified Telecom Italia and Telecom Italia International of Resolution 4/09, which requires—among other things—that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (as sellers) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (as buyers of the entire share capital of Olimpia) to notify the Telco Transaction as, according to a preliminary analysis of the Authority, this would purportedly result in an economic concentration under the Argentine antitrust law.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights deriving from shareholders’ agreements, until the CNDC adopts a decision on the Telco Transaction. According to a qualified opinion, this restriction should be interpreted as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors designated at the indication of Telecom Italia in the companies of the Telecom Argentina group to refrain from taking any action that would result in a violation of this Resolution.

* * *

On April 3, 2009 the CNDC issued Resolution 44/09, requiring:

(i)

that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated at the indication of Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in the future, directly or indirectly, the exercise of “derechos politicos” (including such rights deriving from shareholders’ agreements in the companies of the Telecom Argentina group); and

(ii)	the reversal, as of January 9, 2009, of decisions adopted by corporate bodies or directors of the Telecom Argentina group which implied the exercise of such “derechos politicos”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Telecom Italia Group filed an appeal against this decision before the Civil and Commercial Court of Appeal of Buenos Aires, which has ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group. On July 27, 2009 the same Court granted to Telecom Italia Group the request for precautionary suspension of the effects of Resolution 44/09.

The appeal against the petition to reverse the ruling of July 27, 2009 filed by the Ministerio de Economía y Finanzas Públicas is pending.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)	the re-establishment of the “Consejo de Direccion” of Telecom Argentina which had previously been dissolved;

(ii)	the unwinding of certain organizational changes in Telecom Argentina;

(iii)	the grant of a term of five-days for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC orders on the suspension of “derechos politicos”.

Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina group and its directors challenged this Resolution.

On June 10, 2009 the Civil and Commercial Court of Appeal of Buenos Aires ordered the suspension in the meeting of the board of directors of Telecom Argentina scheduled on June 12, 2009, of the discussion of the item on the agenda related to the implementation of the provisions set forth by Resolution 64/09.

On October 22, 2009 the Criminal Economic Court of Appeal of Buenos Aires, to which the CNDC had transmitted the files related to the appeal submitted by Telecom Italia and Telecom Italia International against Resolution 64/09, granted such appeal and declared the Resolution null and void.

On November 23, 2009 Telecom Italia, Telecom Italia International, the companies of the Telecom Argentina group and its directors were served with an extraordinary appeal (“Recurso Extraordinario”) filed by CNDC with the Supreme Court against the above mentioned nullity decision.

On December 17, 2009 the Criminal Economic Court of Appeal of Buenos Aires admitted the extraordinary appeal to the Supreme Court filed by CNDC against the above mentioned decision on the nullity of Resolution 64/09. The proceeding is pending.

* * *

In the framework of the antitrust proceeding related to the Telco Transaction, the SECOM rendered an opinion to the CNDC on July 23, 2009 which stated that the Telco Transaction would result in violation of several telecommunication rules, and thus recommended the CNDC not approve it.

* * *

On August 25, 2009 the Secretária de Comercio Interior (SCI) adopted Resolution 483/09 whereby, as recommended by CNDC’s Dictamen 744/09 attached to the Resolution:

(i)

it conditions the approval of the Telco Transaction to the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina group, including the call options under the Call Option Agreement;

(ii)	it authorizes the CNDC to establish, within 60 days, the terms and conditions of the divestment process, which shall take place in any case within one year;

(iii)

it requires, within 60 days, the CNDC to rule on whether fines should be applied in relation to the delay in notifying the alleged concentration that took place through the Telco Transaction, their amount and on whom they should be inflicted.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On September 16, 2009 Telecom Italia and Telecom Italia International challenged Resolution 483/09 before the CNDC, requesting its suspension and annulment and requesting also that the proceeding be transmitted to the Civil and Commercial Court of Appeal of Buenos Aires, in front of which both companies had initiated a proceeding (accion autosatisfactiva) to obtain urgent relief in order to suspend the effects of the said Resolution.

On October 9, 2009, the CNDC accepted the request to transfer the proceeding to the Criminal Economic Court of Appeal.

On October 16, 2009 the Civil and Commercial Court of Appeal stayed the proceeding until the Argentine Supreme Court resolved the conflict of jurisdiction between the Civil and Commercial Court and the Criminal Economic Court of Appeal.

On November 19, 2009 the SCI extended for a further 60 days the term allowed to CNDC to set forth the terms and conditions of the divestiture of the participation held in Sofora as well as all the rights in the Telecom Argentina group including the call options. Such extension applied also to the issuance by CNDC of the decision on possible sanctions to be imposed in relation to the delay in notifying the act of concentration allegedly implemented through the Telco Transaction.

On December 23, 2009, however, the Criminal Economic Court of Appeal confirmed its intention to rule on the appeal.

On December 30, 2009 the Civil and Commercial Court of Appeal of Buenos Aires declared its competence to hear the appeal against SCI Resolution 483/09, inviting the Criminal Economic Court of Appeal—before which such appeal is currently pending—to refrain from deciding on the matter. On February 1, 2010, the Criminal Economic Court of Appeal declared Resolution SCI n.483/09 null and void.

As per Resolution 82/2010 of the Argentine Ministerio de Economía y Finanzas Públicas and Resolution 14/2010 of the Secretaría de Política Económica (see below), SCI Resolution 483/09 was “abrogated”, and the Government expressly relinquished its right to appeal the decision on the annulment of such Resolution.

* * *

In application of what was provided for in SCI Resolution 483/09, and before its annulment, on January 6, 2010 SCI issued Resolutions 2/10 and 3/10 whereby, following CNDC recommendations (Dictamen 775 and Resolution 1/10), it respectively (i) imposed fines on the parties of the Telco Transaction for the delay in notifying to the Argentine Antitrust authority the alleged economic concentration that took place through the Telco Transaction and (ii) provided terms and conditions for the full divestment of Telecom Italia’s direct and indirect participation in Sofora, as well as divestment of all Telecom Italia’s rights in the Telecom Argentina group, including the call options under the Call Option Agreement. In such respect SCI has mainly:

(i)

established a timeline for the divestiture procedure that provides for a first phase (which was to end on February 25, 2010) to procure the signing of the agreements for the disposal to third parties of the investment held in Sofora together with the call options, and for a subsequent period of time (until August 25, 2010) for the completion of the transaction which will be subject to the supervision and prior authorization of CNDC;

(ii)	imposed on the addressees of the Resolution the obligation to cooperate with and to inform SCI/CNDC on the divestment process;

(iii)

granted Argentine regulatory authorities which ultimately are in charge of the approval of the divestment procedure, with a supervisory role and wide investigation, intervention and sanction powers in order to secure the completion of the divestiture.

On January 13, 2010 Telecom Italia and Telecom Italia International filed a Recurso de apelación before CNDC seeking the suspension and reversal of Resolutions SCI 3/10 and CNDC 1/10. Such Recurso was preliminarily granted by CNDC, which ordered its transmission to the competent court.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On January 13, 2010, both companies also filed a motion before the Civil and Commercial Court of Appeal of Buenos Aires seeking the suspension of the aforementioned SCI/CNDC Resolutions, pending a decision on the validity of the restrictions imposed by SCI/CNDC. This motion was granted on January 15, 2010, suspending the effects of the aforementioned Resolutions with an interim measure which was appealed by CNDC, both through a motion for reconsideration, eventually rejected, and a Recurso extraordinario before the Supreme Court.

As per Resolution 82/10 of the Argentine Ministerio de Economía y Finanzas Públicas and Resolution 14/10 of the Secretaría de Política Económica (see below), SCI Resolution 3/10 was “abrogated”.

* * *

On February 22, 2010 the Argentine Ministry of Economy and Public Finance issued Resolution 82/10 by which it appointed the Secretaría de Política Económica (SPE, a subdivision of the Ministry) in order to take all the measures in the context of the antitrust proceeding, following the indications of the Criminal Economic Court of Appeal decision dated February 1, 2010—which annulled SCI Resolution 483/09—(see supra) and in compliance with the local antitrust law.

Subsequently, with Resolution 14/10 dated February 22, 2010, the SPE has, inter alia (i) confirmed that the Telco Transaction is subject to notification under antitrust law, (ii) abrogated SCI Resolutions 483/09 and 3/10 and (iii) instructed the CNDC to take all measures to adapt the Telco antitrust proceeding following the decision set out by the Criminal Economic Court of Appeal decision.

Following the above, on February 25, 2010 CNDC issued Resolution 30/10 which—inter alia—granted Telecom Italia and Telecom Italia International 15 days to access the file of the antitrust proceeding and submit their comments.

On March, 1 2010 Telecom Italia and Telecom Italia International appealed Resolutions 82/10, 14/10 and 30/10 seeking their nullity and suspension. The same companies also requested the removal of the officers of the various bodies who participated in the issuance of the above mentioned Resolutions.

SEC PROCEDURE

On December 17, 2009, the U.S. Securities and Exchange Commission requested that Telecom Italia provide, on a voluntary basis, documents related to the potential sale to third parties of the participation of the Telecom Italia group in Telecom Argentina. Telecom Italia is cooperating with the voluntary request.

BOLIVIA—ENTEL

Following a series of measures adopted since March 2007, on May 1, 2008 the Bolivian government issued a Supreme Decree to nationalise the participation acquired in 1995 by the Telecom Italia Group (through the Dutch vehicle ETI) in Entel S.A. The Decree set out a 60-day period to determine a price for the nationalised shares, after deducting all Entel’s recorded and contingent liabilities. To date the Bolivian Government has not set a price for or provided any compensation for the expropriation.

In October, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., on the basis of the violation of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands and seeking compensation for damages for the losses incurred as a result of the measures adopted by the Bolivian government; on October 31, 2007 ICSID registered the request.

Bolivia filed a motion to question the jurisdiction of the Arbitration Court over the case, after having denounced the ICSID convention after ETI submitted its claim.

Following the motion questioning ICSID’s jurisdiction, on October 14, 2009, ETI notified the Bolivian government with the request for a new arbitration by which it commenced a so-called “ad hoc” arbitration proceedings, on the basis of the Bilateral Treaty for the Promotion and Protection of Investments between Bolivia and The Netherlands, to determine whether the measures taken by the Bolivian government constituted a violation of such Treaty and to seek compensation for the damages suffered.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On October 21, 2009 ETI and Bolivia reached an agreement to terminate the ICSID arbitration proceedings, appointing a new Arbitration Panel composed of the same arbitrators as those of the ICSID Arbitration Court.

The “ad hoc” proceedings are continuing under the terms and conditions set forth by the established Arbitration Panel.

GERMANY—AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and completed in February 2007.

The aim of the request for arbitration is to obtain:

(i)	a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)

an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their own briefs and cross-claims, requesting AOL—after determining that the BYOA customers had to be sold by AOL—to transfer them, where this is still possible, and in any case to disgorge the revenues generated from these customers collected by AOL or provide compensation for the loss suffered.

The arbitration proceedings are under way in their pre-trial phase.

GREECE—DELAN

In 2005, Tim International (merged into Telecom Italia International as of June 27, 2008) sold the entirety of its interest held in Tim Hellas pursuant to a Stock Purchase Agreement executed on April 3, in 2005 (SPA). According to said agreement, Tim International agreed to indemnify the buyer against certain potential liabilities existing as of the date of the execution of the SPA, among which an arbitration between Tim Hellas and Delan Celular Services S.A. (Delan) started in 1998.

In July 2006, Tim Hellas (which changed its corporate name into Wind Hellas) notified Tim International that the Greek Arbitrational Panel had issued a decision on the case in favor of Delan and awarded damages against Wind Hellas for a total amount of 52 million euros including interest. Wind Hellas challenged this decision, seeking its nullity, before the Athens Court of Appeal and, in October 2007, informed Tim International that the Athens Court of Appeal had quashed the award of the Arbitration panel.

In March 2008 Wind Hellas informed Tim International that Delan (now Alpha Digital Television) had challenged the decision of the Court of appeal before the Greek Supreme Court, claiming the failure to perform the notification. Subsequently Tim International, in accordance with the provisions of the SPA, decided to take over the defense of Wind Hellas before the Supreme Court.

In September 2008, the Supreme Court issued a decision rejecting the challenge of Delan and confirming the decision of the Athens Court of Appeal.

In March 2009, Wind Hellas informed that Carothers Ltd, the successor of Alpha Digital (which in turn was successor of Delan), communicated to Wind Hellas and the arbitrators of its intention to continue with the arbitration in order to obtain a new award from the same arbitration panel.

Subsequently, in October 2009 Wind Hellas has informed that Carothers had initiated legal proceedings against it, requesting the payment of about 270 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In December 2009, Wind Hellas served Telecom Italia International with an impleader for compulsory intervention in connection with the proceeding initiated by Carothers, by virtue of the indemnification obligation provided for in the SPA.

In January 2010, Wind Hellas served Telecom Italia International with a further impleader (informing also Telecom Italia) in connection with a motion filed by Carothers seeking a provisional measure for an attachment on Wind Hellas assets for an amount of about 360 million euros. Afterwards, Telecom Italia and Telecom Italia International were served by Wind Hellas with a notification to attend a hearing in connection with a new preliminary proceeding commenced by Carothers against Wind Hellas, having the same object as the one described above, although before a different Court.

Telecom Italia Group is evaluating any action to be taken in order to protect its interests in the above mentioned actions.

OTHER LIABILITIES RELATED TO SALE OF ASSETS AND COMPANIES

In connection with agreements signed also in the early months of 2010 for the sale of assets and companies, the Telecom Italia Group indemnified buyers against liabilities arising mainly from legal, tax, pension and labor matters for amounts equal to a certain percentage of the selling price.

Given the foregoing contingent liabilities, amounting to approximately 1,200 million euros, provisions were made for 140 million euros for cases where payment is deemed likely.

Furthermore, the Telecom Italia Group provided other indemnifications without a limit for the potential payments involved. Currently, the sums that the Telecom Italia Group might be called upon to pay in future with respect to these indemnification provisions cannot be estimated.

b)    Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against a ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favorable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions before the Lazio TAR to determine their right to obtain repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and 143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and the Italian law that had extended to 1998 the obligation for telecommunications operators to pay the annual license fee.

The Council of State rejected the appeal to overturn the decision of the Lazio TAR, with ruling no. 7506/09.

The Company is considering other initiatives to protect its rights.

MOBILE TELEPHONY: DEALER INVESTIGATION

The activities started in 2008 to check prepaid sim cards incorrectly associated with an ID card continued in 2009. This process led, in 2009 alone, to the termination of roughly 2.9 million cards while over 760,000 cards have been correctly associated with an ID card.

During the year the processes and procedures to activate prepaid cards were reviewed. In particular, to ensure that newly activated sim cards are matched to proper ID cards, a new software application has been implemented which enables the sim card only when the system ascertains the presence of an ID card. The activity to control the proper implementation of the process to activate prepaid cards has been optimized through the following

Consolidated Financial Statements	Notes To Consolidated Financial Statements

initiatives: a) transfer of the Commercial Compliance function from the sales structure to the Group Compliance function; b) full review of the specific system to control the activity through the definition of first-level controls by the Consumer Department and second-level controls by the Commercial Compliance function; c) issue of new procedures governing in detail the activities to check whether the documentation is available in the system, the quality of the documentation filed, the raising of the maximum number of sim cards that a customer can require, multiple registrations of sim cards within the maximum number that a customer can require. Closer scrutiny has been implemented on the quality of the documents filed and new procedural and IT solutions are being considered to optimize the qualitative level of the documents during the application phase.

Furthermore, for the protection of customers, a new software application has been developed which sends a “welcome sms” on all the lines registered in the customer’s name as soon as a new line is activated under the customer’s name. This will put customers in a position to report immediately any improper use of their personal data.

c)    Commitments and guarantees

Sureties were provided—for a total of 197 million euros, net of back-to-back guarantees received for 158 million euros—by Telecom Italia on behalf of associated companies (16 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase and sale commitments outstanding at December 31, 2009 for 150 million euros and 2 million euros, respectively, refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 147 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset Group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 34 million euros, on behalf of ETECSA for vendor financing.

Sureties were provided by third parties to Group companies, amounting to 3,468 million euros, to guarantee financing received (2,283 million euros) and performance under contracts outstanding (1,185 million euros).

Details of the main sureties at December 31, 2009 are as follows:

Issuer	Amount
(millions of euros)
BBVA—Banco Bilbao Vizcaya Argentaria	789
Intesa SanPaolo	295
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo—Mitsubishi UFJ	252
Banco Santander	86
Other banks in favor of the EIB(1)	229
Others for guarantees related to the 3G service in Brazil	151

(1)

For loans provided by the EIB to fund the following projects Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno. The guarantees provided, for 168 million euros, for the loan granted by the EIB for the Telecom Italia BroadBand France Project, which was repaid before maturity on February 27, 2009, are valid for 13 months after repayment, in accordance with the agreement for protection against any claw-back risk.

d)    Assets pledged as collateral for financial liabilities

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total

Consolidated Financial Statements	Notes To Consolidated Financial Statements

equivalent amount of 744 million euros are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

NOTE 29—REVENUES

Revenues amounted to 27,163 million euros in 2009, 29,000 million euros in 2008 and 29,802 million euros in 2007, showing a decrease of 1,837 million euros in 2009 compared to 2008 and of 802 million euros in 2008 compared to 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Sales	1,783	2,295	2,260
Services	25,380	26,702	27,531
Revenues on construction contracts	—	3	11

Total	27,163	29,000	29,802

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,866 million euros (4,528 million euros in 2008 and 4,895 million in 2007).

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 30—OTHER INCOME

Other income amounted to 282 million euros in 2009, 336 million euros in 2008 and 383 million euros in 2007, showing a decrease of 54 million euros in 2009 compared to 2008 and of 47 million euros in 2008 compared to 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Late payment fees charged for telephone services	71	86	90
Recovery of costs for employees purchases and services rendered	46	51	50
Capital and operating grants	49	42	33
Damage compensations, penalties and sundry recoveries	30	64	40
Sundry income	86	93	170

Total	282	336	383

NOTE 31—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 11,480 million euros in 2009, 13,120 million euros in 2008 and 13,442 million euros in 2007, showing a decrease of 1,640 million euros in 2009 compared to 2008 and of 322 million euros in 2008 compared to 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2009	2008	2007
		(millions of euros)
Acquisition of raw materials and merchandise	(A)	1,852	2,707	2,620

Costs of services:
Revenues due to other TLC operators		3,866	4,528	4,895
Interconnection costs		50	58	84
Commissions, sales commissions and other selling expenses		1,409	1,443	1,563
Advertising and promotion expenses		603	528	554
Professional consulting and services		340	394	401
Utilities		408	434	417
Maintenance		365	345	335
Outsourcing costs for other services		482	501	415
Mailing and delivery expenses for telephone bills, directories and other materials to customers		91	101	111
Other service expenses		793	858	932

	(B)	8,407	9,190	9,707

Lease and rental costs:
Property lease costs		572	572	562
TLC circuit lease rents and rents for use of satellite systems		366	341	300
Other lease and rental costs		283	310	253

	(C)	1,221	1,223	1,115

Total	(A+B+C)	11,480	13,120	13,442

NOTE 32—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,734 million euros in 2009, 4,114 million euros in 2008 and 3,715 million euros in 2007, showing a decrease of 380 million euros in 2009 compared to 2008 and an increase of 399 million euros in 2008 compared to 2007.

Details are as follows:

		Year ended December 31,
		2009	2008	2007
		(millions of euros)
Employee benefits expenses at payroll:
Wages and salaries		2,570	2,597	2,579
Social security expenses		942	944	919
Employee severance indemnities		52	69	68
Other employee expenses		100	92	75

	(A)	3,664	3,702	3,641

Temp work costs	(B)	21	38	40

Miscellaneous expenses for personnel and for other labor–related services rendered:
Remuneration of personnel other than employees		9	9	15
Charges for termination benefit plans		40	366	157
Other		—	(1)	(138)

	(C)	49	374	34

Total	(A+B+C)	3,734	4,114	3,715

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2009, the reduction in payroll expenses and temp work costs is mainly due to lower expenses as a result of a contraction in the average number of the salaried workforce (-3,544 compared to December 31, 2008) and is mainly offset by the effect of the continuing increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of expenses for the renewal of the collective national labor contract on October 23, 2009.

In 2008, charges for termination benefit incentives (366 million euros) had included 287 million euros relating to the Domestic Business Unit for the mobility agreements for collective dismissals, under Law 223/91, signed with the labor unions by Telecom Italia (September 19, 2008) and Telecom Italia Sparkle (October 28, 2008), as well as 5 million euros for mobility agreements, under Law 223/91, signed by Olivetti and Olivetti I-Jet (December 11, 2008).

The average equivalent number of salaried employees, including those with temp work contracts and excluding those of Discontinued operations/Non-current assets held for sale, is 69,964 in 2009 (73,508 in 2008 and 75,735 in 2007). A breakdown by category is as follows:

	Year ended December 31,
	2009	2008	2007
	(units)
Executives	1,155	1,243	1,294
Middle management	5,037	5,026	4,806
White collars	63,204	65,868	67,762
Blue collars	252	298	340

Employees	69,648	72,435	74,202
Personnel with temp work contracts	316	1,073	1,533

Total employees(*)	69,964	73,508	75,735

(*)	Excluding employees of “Discontinued operations/Non-current assets held for sale” (2,168 in 2009, 3,277 in 2008 and 3,893 in 2007).

The number of employees in service at December 31, 2009, including those with temp work contracts but not employees relating to “Discontinued operations/Non-current assets held for sale”, is 71,384 (75,320 at December 31, 2008 and 79,238 at December 31, 2007).

NOTE 33—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,616 million euros in 2009, 1,631 million euros in 2008 and 2,268 million euros in 2007, showing a decrease of 15 million euros in 2009 compared to 2008 and a decrease of 637 million euros in 2008 compared to 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Impairments and expenses in connection with credit management	565	687	927
Accrual to provisions	168	74	384
TLC operating fees	318	315	283
Taxes on revenues of Brazilian companies	271	282	266
Indirect duties and taxes	128	139	156
Penalties, settlement compensation and administrative sanctions	73	63	60
Association dues and fees, donations, scholarships and traineeships	26	26	25
Sundry expenses	67	45	167

Total	1,616	1,631	2,268

of which, included in the supplementary disclosures on financial instruments	565	687	927

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Impairments and expenses in connection with credit management include 404 million euros referring to the Domestic Business Unit (402 million euros in 2008) and 153 million euros to the Brazil Business Unit (280 million euros in 2008 which had included higher receivables impairments referring to the Televendita sales channel).

Accruals to provisions recorded mainly for disputes in progress include 136 million euros referring to the Domestic Business Unit (31 million euros in 2008) and 25 million euros to the Brazil Business Unit (36 million euros in 2008).

NOTE 34—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 515 million euros in 2009, 506 million euros in 2008 and 524 million euros in 2007, showing an increase of 9 million euros in 2009 compared to 2008 and a decrease of 18 million euros in 2008 compared to 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Intangible assets with a finite useful life	291	312	327
Property, plant and equipment owned	224	194	197

Total	515	506	524

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

NOTE 35—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 5,551 million euros in 2009, 5,676 million euros in 2008 and 5,518 million euros in 2007, showing a decrease of 125 million euros in 2009 compared to 2008 and an increase of 158 million euros in 2008 compared to 2007.

Details are as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,662	1,739	1,720
Concessions, licenses, trademarks and similar rights			272	272	251
Other intangible assets			317	313	257

	(A	)	2,251	2,324	2,228

Depreciation of tangible assets owned:
Buildings (civil and industrial)			45	43	44
Plant and equipment			2,780	2,761	2,671
Manufacturing and distribution equipments			16	23	31
Ships			7	8	7
Other assets			328	393	408

	(B	)	3,176	3,228	3,161

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			109	104	101
Plant and equipment			—	—	—
Aircrafts			3	3	3
Other assets			12	17	25

	(C	)	124	124	129

Total	(A+B+C	)	5,551	5,676	5,518

Consolidated Financial Statements	Notes To Consolidated Financial Statements

An analysis of depreciation and amortization by segment is presented in the Note “Segment reporting”.

In 2009, the reduction in amortization is principally in the Domestic Business Unit (-116 million euros) and the remaining amount is due to the effect of the change in the BRL/euro exchange rate (-34 million euros) and higher depreciation and amortization charges by the Brazil Business Unit.

NOTE 36—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains (losses) on disposals of non-current assets amounted to a loss of 59 million euros in 2009, a gain of 35 million euros in 2008 and 5 million euros in 2007.

Details are as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			14	35	32
Gains on the disposal of investments in subsidiaries			—	9	1

	(A	)	14	44	33

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			62	9	28
Losses on the disposal of investments in subsidiaries			11	—	—

	(B	)	73	9	28

Total	(A-B	)	(59)	35	5

In 2009, net losses on disposals of non-current assets mainly include:

•

the negative impact of a total of 39 million euros in connection with the final disposal of the software for the credit management of the fixed consumer clientele segment of the Domestic Business Unit;

•	the negative impact of a total of 11 million euros connected with the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A.

In 2008, this line item included net gains of 9 million euros from the sale of the Pay-per-View business by Telecom Italia Media and net other gains mainly referring to the sale of buildings.

NOTE 37—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Impairment losses on non-current assets, amounted to 12 million euros in 2009 and in 2008 and 44 million euros in 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Impairment losses on non-current assets:
• on intangible assets	(7)	(6)	(22)
• on tangible assets	(5)	(6)	(22)

Total	(12)	(12)	(44)

In 2009 include 6 million euros for the impairment loss, carried out on the basis of the impairment test’s results, of the goodwill attributed, within business unit Other operations, to the consolidated company BBNed and for the remaining part impairment losses mainly taken by the Domestic Business Unit and refer to unused network materials and telephone equipment which are being replaced by new technologically advanced materials.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2008, impairment losses on intangible assets include the writedown of software projects and equipment not used by the Domestic Business Unit.

In 2008, impairment losses on tangible assets primarily refer to network materials (cables, reels and telephone equipment) which are being replaced by new technologically advanced equipment by the Domestic Business Unit.

NOTE 38—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments amounted to -51 million euros in 2009, 4 million euros in 2008 and 479 million euros in 2007.

Details are as follows:

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Dividends from Other investments	2	3	7
Net gains on disposals of Other investments	4	2	462
Writedown of Italtel group	(39)	—	—
Writedowns of Other investments and other income /expenses	(18)	(1)	10

Total	(51)	4	479

of which, included in the supplementary disclosures on financial instruments	(43)	3	237

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In particular, in 2007, net gains on the sale of other investments included the gains on the sale of the entire stakes held in Oger Telecom (86 million euros), Capitalia (38 million euros), Mediobanca (109 million euros), Solpart Participações (201 million euros) and Brasil Telecom Participações (27 million euros).

NOTE 39—FINANCE INCOME

Finance income amounted to 2,561 million euros in 2009, 3,748 million euros in 2008 and 2,912 million euros in 2007, showing a decrease of 1,187 million euros in 2009 compared to 2008 and an increase of 836 million euros in 2008 compared to 2007.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Other finance income:
Income from financial receivables classified as non-current assets			4	16	23
Income from securities other than investments, classified as non-current assets			—	1	4
Income from securities other than investments, classified as current assets			19	13	17
Income other than the above:
– Interest income			132	328	278
– Foreign exchange gains			445	934	556
– Income from fair value hedging derivatives			462	400	421
– Reclassification of the Reserve for cash flow hedge derivatives (interest rate component) from equity to the separate income statement			617	574	491
– Income from non-hedging derivatives			32	36	39
– Miscellaneous finance income			18	84	30

	(A	)	1,729	2,386	1,859

Positive fair value adjustments to:
Fair value hedge derivatives			38	1,103	241
Underlying financial assets and liabilities of fair value hedge derivatives			674	32	720
Non-hedging derivatives			120	226	91

	(B	)	832	1,361	1,052

Impairment reversals on financial assets	(C	)	—	1	1

Total	(A+B+C	)	2,561	3,748	2,912

of which, included in the supplementary disclosures on financial instruments			298	700	437

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2009, foreign exchange gains (445 million euros) decreased by 489 million euros compared to 2008 (934 million euros). This amount was reduced by 207 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (558 million euros in 2008). The counterpart of foreign exchange gains is represented by foreign exchange losses (387 million euros in 2009; 1,071 million euros in 2008). Additional information is provided in the Note “Finance expenses”.

In 2009, income from fair value hedge derivatives (462 million euros) increased by 62 million euros compared to 2008 (400 million euros) and refers to CCIRS contracts for 167 million, IRS contracts for 291 million euros and other derivative contracts for 4 million euros.

In 2009, the positive effect of the Reclassification of the Reserve for cash flow hedge derivatives from equity to the separate income statement for the interest rate component (617 million euros) increased by 43 million euros compared to 2008 (574 million euros). It refers to CCIRS contracts for 359 million euros and IRS contracts for 258 million euros which include 22 million euros for the positive effect of the early closing of derivatives, of which 20 million euros refers to the closing of cash flow hedge derivatives on 1,500 million euros of underlying debt relating to the Term Loan expiring in January 2010.

In 2009, income from non-hedging derivatives (32 million euros) decreased by 4 million euros compared to 2008 (36 million euros) and refers to IRS contracts for 23 million euros and CCIRS contracts for 9 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2009, miscellaneous finance income (18 million euros) decreased by 66 million euros compared to 2008 (84 million euros) mainly due to the absence of income generated by the purchase of own bonds (62 million euros).

In 2009, positive fair value adjustments to fair value hedge derivatives (38 million euros) decreased by 1,065 million euros compared to 2008 (1,103 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 55 million euros (1,164 million euros in 2008).

In 2009, positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (674 million euros) increased by 642 million euros compared to 2008 (32 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to 667 million euros (23 million euros in 2008).

In 2009, positive fair value adjustments to non-hedging derivatives (120 million euros) decreased by 106 million euros compared to 2008 (226 million euros); 166 million euros of the decrease refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange losses. This negative effect is partly offset by the positive effect of the measurement of the Sofora Telecomunicaciones S.A. options in the amount of 60 million euros (a negative 190 million euros in 2008).

In 2008, foreign exchange gains amounted to 934 million euros and increased by 378 million euros compared to 2007 (556 million euros). This amount was reduced by 558 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (540 million euros in December 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (1,071 million euros in 2008, 561 million euros in 2007). Additional information is provided in the Note “Finance expenses”.

In 2008, income from fair value hedge derivatives (400 million euros) decreased by 21 million euros compared to 2007 (421 million euros) and relates to CCIRS contracts for 252 million euros and IRS contracts for 148 million euros.

In 2008, the positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the statement of income (interest rate component (574 million euros) increased by 83 million euros compared to 2007 (491 million euros)).

It refers to CCIRS contracts for 304 million euros and IRS contracts for 270 million euros which include 19 million euros for the positive effect of the early closing of cash flow hedge derivatives on 1,500 million euros of underlying debt relating to the Term Loan expiring in January 2010.

In 2008, income from non-hedging derivatives (36 million euros) decreased by 3 million euros compared to 2007 (39 million euros) and relates to IRS contracts for 27 million euros, CCIRS contracts for 7 million euros and other derivative contracts for 2 million euros.

In 2008, miscellaneous finance income (84 million euros) increased by 54 million euros compared to 2007 (30 million euros).

In 2008, positive fair value adjustments to fair value hedge derivatives of 1,103 million euros increased by 862 million euros compared to 2007 (241 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 1,164 million euros (269 million euros in 2007).

In 2008, positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of 32 million euros decreased by 688 million euros compared to 2007 (720 million euros). The counterpart of this amount is represented by negative fair value adjustments of 23 million euros to the corresponding fair value hedge derivatives (722 million euros in 2007).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2008, positive fair value adjustments to non-hedging derivatives of 226 million euros increased by 135 million euros compared to 2007 (91 million euros); 221 million euros of the increase refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses. This effect is partly offset by the absence of the positive effect of the measurement of the Sofora Telecomunicaciones S.A. option which was equal to 70 million euros in 2007.

NOTE 40—FINANCE EXPENSES

Finance expenses amounted to 4,731 million euros in 2009, 6,359 million euros in 2008 and 5,095 million euros in 2007, showing a decrease of 1,628 million euros in 2009 compared to 2008 and an increase of 1,264 million euros in 2008 compared to 2007.

Details are as follows:

		Year ended December 31,
		2009	2008	2007
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,663	1,746	1,824
Interest expenses to banks		242	361	360
Interest expenses to others		224	225	232

		2,129	2,332	2,416
Commissions		28	23	28
Foreign exchange losses		387	1,071	561
Charges from fair value hedge derivatives		355	507	435
Reclassification of the Reserve for cash flow hedge derivatives (interest rate component) from equity to the separate income statement		751	570	421
Charges from non-hedging derivatives		63	67	44
Miscellaneous finance expenses		175	299	171

	(A)	3,888	4,869	4,076

Negative fair value adjustments to:
Fair value hedge derivatives		667	23	722
Underlying financial assets and liabilities of fair value hedge derivatives		55	1,164	269
Non-hedging derivatives		121	303	28

	(B)	843	1,490	1,019

Impairment losses on financial assets (securities other than investments)	(C)	—	—	—

Total	(A+B+C)	4,731	6,359	5,095

of which, included in the supplementary disclosures on financial instruments		2,263	2,767	2,414

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2009, foreign exchange losses (387 million euros) decreased by 684 million euros compared to 2008 (1,071 million euros). This amount was reduced by 135 million euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (343 million euros in 2008). The counterpart of this amount is represented by foreign exchange gains (445 million euros in 2009, 934 million euros in 2008).

In 2009, charges from fair value hedge derivatives (355 million euros) decreased by 152 million euros compared to 2008 (507 million euros) and refer to CCIRS contracts for 322 million euros and IRS contracts for 33 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2009, the negative effect of the Reclassification of the Reserve for cash flow hedge derivatives from equity to the separate income statement for the interest rate component (751 million euros) increased by 181 million euros compared to 2008 (570 million euros) and refers to CCIRS contracts for 505 million euros, IRS contracts for 245 million euros and other derivative contracts for 1 million euros.

In 2009, charges from non-hedging derivatives (63 million euros) decreased by 4 million euros compared to 2008 (67 million euros) and refer to IRS contracts for 19 million euros, CCIRS contracts for 43 million euros and other derivative contracts for 1 million euros.

In 2009, miscellaneous finance expenses (175 million euros) decreased by 124 million euros compared to 2008 (299 million euros). This decrease is mainly due to the absence of a writedown on the receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. relating to derivative transactions hedging the financial risks on financial debt for 58 million euros and the absence of expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit for 32 million euros.

In 2009, miscellaneous finance expenses included 10 million euros (10 million euros in 2008) as a charge to provide for interest due on VAT in connection with the investigation involving Telecom Italia Sparkle and the restatement of prior year financial statements.

In 2009, negative fair value adjustments to fair value hedge derivatives (667 million euros) increased by 644 million euros compared to 2008 (23 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 674 million euros (32 million euros in 2008).

In 2009, negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (55 million euros) decreased by 1,109 million euros compared to 2008 (1,164 million euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives equal to 38 million euros (1,103 million euros in 2008).

In 2009, negative fair value adjustments to non-hedging derivatives of 121 million euros decreased by 182 million euros compared to 2008 (303 million euros). This reduction is mainly due to the absence of the negative effects of the measurement of the Sofora Telecomunicaciones S.A. option for 190 million euros (positive effect of 60 million euros in 2009).

In 2008, interest expenses and other financial expenses (2,332 million euros) decreased by 84 million euros compared to 2007 (2,416 million euros) mainly as a result of the reduction in the average net debt exposure, which compensated for the negative effect of a rise in interest rates.

In 2008, foreign exchange losses (1,071 million euros) increased by 510 million euros compared to 2007 (561 million euros). This amount was reduced by 343 million euros by foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of this amount is represented by foreign exchange gains (934 million euros in 2008; 556 million euros in 2007).

In 2008, charges from fair value hedge derivatives (507 million euros) increased by 72 million euros compared to 2007 (435 million euros) and refer to CCIRS contracts for 390 million euros and IRS contracts for 117 million euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (570 million euros) increased by 149 million euros compared to 2007 (421 million euros) and refers to CCIRS contracts for 396 million euros and IRS contracts for 174 million euros.

In 2008, charges from non-hedging derivatives (67 million euros) increased by 23 million euros compared to 2007 (44 million euros) and refer to IRS contracts for 28 million euros, CCIRS contracts for 38 million euros and other derivative contracts for 1 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2008, miscellaneous finance expenses (299 million euros) increased by 128 million euros compared to 2007 (171 million euros). This change refers to the writedown of the receivables from Lehman Brothers for 58 million euros following the company’s announcement that it had begun bankruptcy proceedings. The announcement led to a writedown recognized by Telecom Italia on the derivative transactions hedging the financial risks on its financial debt. The increase is also due to the expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit for 32 million euros.

In 2008, miscellaneous finance expenses included 10 million euros (8 million euros in 2007) as a charge to provide for interest due on VAT in connection with the investigation involving Telecom Italia Sparkle and the restatement of prior year financial statements.

In 2008, negative fair value adjustments to fair value hedge derivatives (23 million euros) decreased by 699 million euros compared to 2007 (722 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (32 million euros; 720 million euros in 2007).

In 2008, negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (1,164 million euros) increased by 895 million euros compared to 2007 (269 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (1,103 million euros; 241 million euros in 2007).

In 2008, negative fair value adjustments to non-hedging derivatives of 303 million euros increased by 275 million euros compared to the 2007 (28 million euros); 82 million euros of the increase relates to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses and the negative effect of the measurement of the Sofora Telecomunicaciones S.A. option for 190 million euros in 2008 (a positive effect of 70 million euros in 2007).

NOTE 41—INCOME TAX EXPENSE

Taxes on continuing operations amounted to 1,121 million euros in 2009, 677 million euros in 2008 and 1,661 million euros in 2007, showing an increase of 444 million in 2009 compared to 2008 and a decrease of 984 in 2008 compared to 2007. Details are as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Current taxes for the year			1,288	1,292	866
Lower current taxes of prior years			(101)	(106)	(144)
Benefit of reimbursement application for Irap deductibility			(35)	—	—
Substitute tax (tax realignment)			—	533	—

Total current taxes			1,152	1,719	722
Deferred taxes			(31)	(1,042)	939

Total taxes on continuing operations	(A)		1,121	677	1,661

Total taxes on Discontinued operations/Non-current assets held for sale	(B	)	(7)	(36)	17

Total income tax expense	(A+B)		1,114	641	1,678

In particular, pursuant to Law No. 244 dated December 24, 2007, in 2008 Italian entities which in prior years had accelerated the tax depreciation of their non-current assets were allowed to revalue these non-current assets for tax purposes, realigning the tax basis to their book basis, by paying in three installments over 24 months a substitute tax. Telecom Italia and some of its Italian subsidiaries decided to take advantage of this tax opportunity and recorded a provision for such a substitute tax for a total amount of 532 million euros. Since the payment of the substitute tax effectively increased the tax basis of these depreciable assets, the temporary difference between the carrying amount of the non-current assets and their tax basis was eliminated, the deferred

Consolidated Financial Statements	Notes To Consolidated Financial Statements

tax liabilities recorded in prior years pertaining to these temporary differences were reversed and the 2008 income statement line item “income tax expense” benefited from a 1,046 million euros liability reversal.

Net of this effect, income tax expense posts a reduction of 42 million euros in 2009 compared to the prior year and benefits from the effect of the presentation of the reimbursement application for prior years’ Ires taxes by the Parent, Telecom Italia, corresponding to 10% of deductible Irap taxes under Legislative Decree 185 dated November 29, 2008, art. 6.

Lower current taxes of prior years mainly refer to lower taxes that arose upon the presentation of the tax return by the Parent, Telecom Italia compared to the estimate made in the 2008 financial statements, on the basis of a prudent interpretation of the tax laws then in effect.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from Discontinued operations/Non-current assets held for sale”.

The profit before tax and the income tax expense for the years ended December 31, 2009 and 2008 are summarized as follows:

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Profit before tax:
• from continuing operations			3,339	2,894	4,120
• from Discontinued operations/Non-current assets held for sale			(629)	(75)	(82)

Total profit before tax			2,710	2,819	4,038

Current tax	(A	)	1,152	1,707	746
Deferred tax	(B	)	(38)	(1,066)	932

Total income tax expense	(A+B	)	1,114	641	1,678

	Year ended December 31,
	2009	2008	2007
	(millions of euros)
Income tax expense:
• on continuing operations	1,121	677	1,661
• on Discontinued operations/Non-current assets held for sale	(7)	(36)	17

Total income tax expense	1,114	641	1,678

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax expense for the years ended December 31, 2009, 2008 and 2007 is the following:

	Year ended December 31,
	2009		2008		2007
	(millions of euros)	rate	(millions of euros)	rate	(millions of euros)	rate
Profit before tax:
• from continuing operations	3,339		2,894		4,120
• from Discontinued operations/Non-current assets held for sale	(629)		(75)		(82)

Total profit before tax	2,710		2,819		4,038

Taxes calculated at the tax rate in force	745	27.5%	775	27.5%	1,333	33.0%
Tax losses for the year not considered recoverable	24	0.9%	123	4.4%	73	1.8%
Tax losses not considered recoverable in previous years and recovered during the year	(77)	(2.9%)	(118)	(4.2%)	(91)	(2.3%)
Non-deductible costs	48	1.8%	67	2.4%	99	2.5%
Effect of change in IRES tax rate	—	—	—	—	(37)	(0.9%)
Withholding tax	—	—	—	—	(96)	(2.4%)
Tax realignment	—	—	(515)	(18.3%)	—	—
Benefit of reimbursement application for IRAP deductibility	(35)	(1.3%)	—	—	—	—
Goodwill impairment loss and accruals to provisions for disposal Hansenet	154	5.7%	—	—	—	—
Other net differences	(85)	(3.2%)	(51)	(1.8%)	(29)	(0.7%)
IRAP (excluding the effect of tax realignment)	340	12.6%	360	12.7%	426	10.5%

Total effective taxes booked to the income statement	1,114	41.1%	641	22.7%	1,678	41.5%

NOTE 42— PROFIT FOR THE YEAR

			Year ended December 31,
			2009	2008	2007
			(millions of euros)
Profit for the year attributable to:
Owners of the Parent
Profit (loss) from continuing operations			2,203	2,216	2,452
Profit (loss) from Discontinued operations/Non-current assets held for sale			(622)	(39)	(99)

Profit (loss) attributable to the Owners of the Parent	(A	)	1,581	2,177	2,353

Non-controlling interests
Profit (loss) from continuing operations			15	1	7
Profit (loss) from Discontinued operations/Non-current assets held for sale			—	—	—

Profit (loss) attributable to the Non-controlling interests	(B	)	15	1	7

Profit for the year	(A+B	)	1,596	2,178	2,360

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 43—EARNINGS PER SHARE

The potential shares from the conversion of stock options and convertible bonds have an anti-dilutive effect and therefore have not been considered in the calculation of earnings per share.

The additional dividends to which the savings shareholders are entitled (at an unvarying amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

		Year ended December 31,
		2009	2008	2007
Basic and Diluted Earnings Per Share
Profit attributable to owners of the Parent		1,581	2,177	2,353
Less: additional dividend to Savings Shares (€0.011 per share)		(66)	(66)	(66)

	(millions of euros)	1,515	2,111	2,287

Weighted average number of Ordinary and Savings Shares	(millions)	19,247	19,273	19,281

Basic and diluted earnings per share—Ordinary Shares		0.08	0.11	0.12
Plus: additional dividend per Savings Share (€0.011 per share)		0.01	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(euro)	0.09	0.12	0.13

Basic and Diluted Earnings Per Share From Continuing Operations
Profit from continuing operations		2,203	2,216	2,452
Less: additional dividend to Savings Shares (€0.011 per share)		(66)	(66)	(66)

	(millions of euros)	2,137	2,150	2,386

Weighted average number of Ordinary and Savings Shares	(millions)	19,247	19,273	19,281

Basic and diluted earnings per share from continuing operations—Ordinary Shares		0.11	0.11	0.12
Plus: additional dividend per Savings Share (€0.011 per share)		0.01	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(euro)	0.12	0.12	0.13

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2009	2008	2007
Basic and Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(622)	(39)	(99)

Weighted average number of Ordinary and Savings Shares	(millions)	19,247	19,273	19,281

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Ordinary Shares	(euro)	(0.03)	0.00	0.00

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Savings Shares	(euro)	(0.03)	0.00	0.00

		Year ended December 31,
		2009	2008	2007
Weighted average number of Ordinary Shares		13,220,792,908	13,246,643,947	13,254,934,303
Weighted average number of Savings Shares		6,026,120,661	6,026,120,661	6,026,120,661

Total		19,246,913,569	19,272,764,608	19,281,054,964

NOTE 44—SEGMENT REPORTING

a)    Segment reporting

Following the inclusion of HanseNet Telekommunikation GmbH in Discontinued operations, the European BroadBand Business Unit is no longer presented. The other companies in the business unit have been transferred to Other Operations. For purposes of comparison, the data reported by operating segment for comparative periods have been restated.

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Media

•	Olivetti

•	Other Operations

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(millions of euros)
Third—party revenues	21,604	23,121	23,942	5,012	5,201	4,982	200	240	240	260	303	352	87	135	286	—	—	—	27,163	29,000	29,802
Intragroup revenues	58	106	92	10	7	8	30	47	23	90	49	56	71	83	42	(259)	(292)	(221)	—	—	—

Revenues by operating segment	21,662	23,227	24,034	5,022	5,208	4,990	230	287	263	350	352	408	158	218	328	(259)	(292)	(221)	27,163	29,000	29,802
Other income	248	270	327	16	51	28	3	5	13	21	14	18	3	3	13	(9)	(7)	(16)	282	336	383

Total operating revenues and other income	21,910	23,497	24,361	5,038	5,259	5,018	233	292	276	371	366	426	161	221	341	(268)	(299)	(237)	27,445	29,336	30,185

Acquisition of goods and services	(8,332)	(9,649)	(10,060)	(2,808)	(3,026)	(2,810)	(164)	(258)	(240)	(296)	(298)	(356)	(84)	(115)	(167)	204	226	191	(11,480)	(13,120)	(13,442)
Employee benefits expenses	(3,327)	(3,638)	(3,282)	(207)	(234)	(223)	(67)	(87)	(79)	(66)	(82)	(81)	(72)	(77)	(52)	5	4	2	(3,734)	(4,114)	(3,715)
of which accruals to employee severance indemnities	(49)	(65)	(66)	—	—	—	(1)	(1)	(1)	(2)	—	(1)	—	(3)	—	—	—	—	(52)	(69)	(68)
Other operating expenses	(849)	(718)	(1,399)	(738)	(889)	(821)	(10)	(7)	(14)	(9)	(9)	(24)	(10)	(11)	(13)	—	3	3	(1,616)	(1,631)	(2,268)
of which bad debts expenses and accruals to provisions	(540)	(433)	(1,000)	(178)	(316)	(285)	(6)	(4)	(4)	(8)	(7)	(19)	(1)	(1)	(3)	—	—	—	(733)	(761)	(1,311)
Changes in inventories	52	18	(24)	(52)	101	43	(1)	1	1	(14)	(7)	(9)	(1)	1	—	1	(1)	—	(15)	113	11
Internally generated assets	441	449	487	22	6	—	—	—	1	—	—	—	—	—	—	52	51	36	515	506	524
Depreciation and amortization	(4,453)	(4,569)	(4,397)	(1,040)	(1,027)	(1,048)	(60)	(63)	(62)	(5)	(7)	(16)	(21)	(33)	(50)	28	23	55	(5,551)	(5,676)	(5,518)
Gains (losses) on disposals of non-current assets	(42)	27	12	(6)	(1)	(9)	(11)	9	—	—	—	—	—	—	—	—	—	2	(59)	35	5
Impairment reversals (losses) on non-current assets	(6)	(12)	(38)	—	—	—	—	—	—	—	—	(6)	(7)	(1)	—	1	1	—	(12)	(12)	(44)

Operating profit	5,394	5,405	5,660	209	189	150	(80)	(113)	(117)	(19)	(37)	(66)	(34)	(15)	59	23	8	52	5,493	5,437	5,738

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(20)	(15)	10	—	—	—	—	—	—	—	—	—	87	79	76	—	—	—	67	64	86
Other income (expenses) from investments																			(51)	4	479
Finance income																			2,561	3,748	2,912
Finance expenses																			(4,731)	(6,359)	(5,095)

Profit before tax from continuing operations																			3,339	2,894	4,120
Income tax expense																			(1,121)	(677)	(1,661)

Profit from continuing operations																			2,218	2,217	2,459
Profit (loss) from Discontinued operations /Non-current assets held for sale																			(622)	(39)	(99)

Profit for the year																			1,596	2,178	2,360
of which:
Profit attributable to owners of the Parent																			1,581	2,177	2,353
Non-controlling Interest																			15	1	7

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(millions of euros)
Revenues from equipment sales—third party	1,141	1,587	1,476	382	405	437	—	—	—	260	303	347	—	—	—	—	—	—	1,783	2,295	2,260
Revenues from equipment sales—intragroup	2	3	2	—	1	—	—	—	—	52	15	12	—	—	—	(54)	(19)	(14)	—	—	—

Revenues from equipment sales	1,143	1,590	1,478	382	406	437	—	—	—	312	318	359	—	—	—	(54)	(19)	(14)	1,783	2,295	2,260

Revenues from services—third party	20,463	21,531	22,455	4,630	4,796	4,545	200	240	240	—	—	5	87	135	286	—	—	—	25,380	26,702	27,531
Revenues from services—intragroup	56	103	90	10	6	8	30	47	23	38	34	44	71	83	42	(205)	(273)	(207)	—	—	—

Total revenues from services	20,519	21,634	22,545	4,640	4,802	4,553	230	287	263	38	34	49	158	218	328	(205)	(273)	(207)	25,380	26,702	27,531

Revenues on construction contracts—third party	—	3	11	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	11

Total revenues on construction contracts	—	3	11	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	11

Third-party revenues	21,604	23,121	23,942	5,012	5,201	4,982	200	240	240	260	303	352	87	135	286	—	—	—	27,163	29,000	29,802
Intragroup revenues	58	106	92	10	7	8	30	47	23	90	49	56	71	83	42	(259)	(292)	(221)	—	—	—

Total revenues	21,662	23,227	24,034	5,022	5,208	4,990	230	287	263	350	352	408	158	218	328	(259)	(292)	(221)	27,163	29,000	29,802

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(millions of euros)
Purchase of intangible assets	1,574	1,489	1,597	421	866	477	27	31	48	1	—	1	3	8	2	(9)	(34)	(5)	2,017	2,360	2,120
Purchase of tangible assets	1,949	2,169	2,467	543	482	388	26	19	21	3	3	7	5	18	28	—	(11)	—	2,526	2,680	2,911

Total	3,523	3,658	4,064	964	1,348	865	53	50	69	4	3	8	8	26	30	(9)	(45)	(5)	4,543	5,040	5,031

EMPLOYEES AT THE YEAR END BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Consolidated Total
	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008
	(number of employees)
Employees(*)	58,736	61,816	9,783	10,285	757	967	1,098	1,194	1,010	1,058	71,384	75,320

(*)	Employees at year end do not take into account the number of employees relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008	As of December 31, 2009	As of December 31, 2008
	(millions of euros)
Non-current operating assets	59,750	60,757	5,291	3,805	486	495	15	17	211	184	(49)	(71)	65,704	65,187
Current operating assets	6,075	6,920	1,515	1,187	125	129	217	207	62	76	(155)	(145)	7,839	8,374

Total operating assets	65,825	67,677	6,806	4,992	611	624	232	224	273	260	(204)	(216)	73,543	73,561
Investments accounted for using the equity method	45	103	—	—	—	—	1	1	389	391	—	—	435	495
Discontinued operations/Non-current assets held for sale													1,233	1,752
Unallocated assets													10,970	10,415

Total assets													86,181	86,223

Total operating liabilities	11,737	12,810	1,782	1,382	148	174	184	191	102	110	(177)	(165)	13,776	14,502
Liabilities directly associated with Discontinued operations/Non-current assets held for sale													967	895
Unallocated liabilities													44,318	44,498
Equity													27,120	26,328

Total equity and liabilities													86,181	86,223

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b)    Information by geographical area

	Revenues						Non-current operating assets
	Breakdown by location of operations			Breakdown by location of the Group’s customers			Breakdown by the location of operations
	2009	2008	2007	2009	2008	2007	2009	2008
	(millions of euros)
Italy	21,767	23,367	24,202	20,250	21,693	22,109	59,831	60,830
Abroad (excluding Italy)	5,396	5,633	5,600	6,913	7,307	7,693	5,873	4,357

Total	27,163	29,000	29,802	27,163	29,000	29,802	65,704	65,187

NOTE 45—RELATED PARTY TRANSACTIONS

At December 31, 2009, there are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and / or atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the consolidated separate income statements, consolidated statements of financial position and consolidated statements of cash flows.

The figures in the consolidated separate income statements and consolidated statements of cash flows for the years 2009 and 2008 (restated) are compared respectively to those for the years 2008 (restated) and 2007 (restated), while the figures in the consolidated statements of financial position at December 31, 2009 are compared to those at December 31, 2008 (restated).

The effects on the individual line items of the consolidated separate income statements for the years 2009, 2008 and 2007 are as follows:

Consolidated separate income statement line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Revenues	27,163	204	26	784	—	—	1,014	(36)	978	3.6
Other income	282	3	—	3	—	—	6	—	6	2.1
Acquisition of goods and services	11,480	91	6	560	—	—	657	(126)	531	4.6
Employee benefits expenses	3,734	—	—	4	92	15	111	—	111	3.0
Finance income	2,561	—	—	64	—	—	64	—	64	2.5
Finance expenses	4,731	31	—	248	—	—	279	—	279	5.9

Profit (loss) from Discontinued operations/Non-current assets held for sale	(622)	—	—	(90)	—	—	(90)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated separate income statement line items 2008

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Revenues	29,000	186	22	841	—	—	1,049	(28)	1,021	3.5
Other income	336	3	4	5	—	—	12	—	12	3.6
Acquisition of goods and services	13,120	127	32	579	—	—	738	(106)	632	4.8
Employee benefits expenses	4,114	—	—	4	94	36	134	—	134	3.3
Other operating expenses	1,631	—	—	1	—	—	1	—	1	0.1
Finance income	3,748	2	—	345	—	—	347	—	347	9.3
Finance expenses	6,359	33	—	54	—	—	87	—	87	1.4

Profit (loss) from Discontinued operations/Non-current assets held for sale	(39)	—	—	(79)	—	—	(79)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated separate income statement line items 2007

	Related parties
	Total	Associates and joint- ventures	Companies controlled by associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total Related parties	Transactions of Discontinued Operations	Total Related parties net of Discontinued Operations	% incidence on line item
	(millions of euros)
Revenues	29,802	269	20	206	—	—	495	(2)	493	1.7
Other income	383	3	—	—	—	—	3	—	3	0.8
Acquisition of goods and services	13,442	89	24	175	—	—	288	(14)	274	2.0
Employees benefits expenses	3,715	—	—	2	84	43	129	—	129	3.5
Other operating expenses	2,268	—	—	—	—	—	—	—	—	—
Finance income	2,912	1	—	83	—	—	84	—	84	2.9
Finance expenses	5,095	38	—	46	—	—	84	—	84	1.6

Profit (loss) from Discounted Operations/Non-current assets held for sale	(99)	—	—	(12)	—	—	(12)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2009 and at December 31, 2008 are as follows:

Consolidated statement of financial position line items at December 31, 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,107	—	—	48	—	—	48	—	48	4.3
Securities other than investments (current assets)	1,843	—	—	—	—	—	—	—	—	—
Financial receivables and other current financial assets	1,115	—	—	22	—	—	22	—	22	2.0
Cash and cash equivalents	5,504	—	—	48	—	—	48	—	48	0.9
Discontinued operations/Non-current assets held for sale of a financial nature	81	—	—	—	—	—	—	—	—	—
Non-current financial liabilities	36,752	221	—	254	—	—	475	—	475	1.3
Current financial liabilities	6,986	128	—	413	—	—	541	—	541	7.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	659	—	—	—	—	—	—	—	—	—
Miscellaneous receivables and other non-current assets	893	26	—	—	—	—	26	—	26	2.9
Trade and miscellaneous receivables and other current assets	7,462	120	6	163	—	—	289	8	281	3.8
Discontinued operations/Non-current assets held for sale of a non-financial nature	1,152	—	—	8	—	—	8	—	—	—
Miscellaneous payables and other non-current liabilities	1,084	—	23	3	—	—	26	1	25	2.3
Trade and miscellaneous payables and other current liabilities	11,019	57	4	305	31	—	397	32	365	3.3

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	308	—	—	33	—	—	33

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2008

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	2,663	—	—	255	—	—	255	—	255	9.6
Securities other than investments (current assets)	185	—	—	—	—	—	—	—	—	—
Financial receivables and other current financial assets	491	27	—	14	—	—	41	—	41	8.4
Cash and cash equivalents	5,416	8	—	1,189	—	—	1,197	—	1,197	22.1
Non-current financial liabilities	36,527	247	—	608	—	—	855	—	855	2.3
Current financial liabilities	6,267	142	—	75	—	—	217	—	217	3.5
Miscellaneous receivables and other non-current assets	694	4	—	—	—	—	4	—	4	0.6
Trade and miscellaneous receivables and other current assets	8,101	113	6	267	—	—	386	—	386	4.8
Miscellaneous payables and other non-current liabilities	1,539	—	23	3	—	—	26	—	26	1.7
Trade and miscellaneous payables and other current liabilities	11,439	50	58	313	31	—	452	—	452	4.0

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of cash flows for the years 2009, 2008 and 2007 are as follows:

Consolidated statement of cash flows line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,543	3	—	19	—	—	22	(19)	3	0.1
Dividends paid	1,050	—	—	176	1	—	177	—	177	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	61	—	—	19	—	—	19	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated statement of cash flows line items 2008

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% incidence on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,040	5	236	37	—	—	278	(38)	240	4.8
Dividends paid	1,665	—	—	281	—	—	281	—	281	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	(41)	—	2	36	—	—	38	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2007

	Related parties
	Total	Associates and joint- ventures	Companies controlled by associates and joint- ventures	Other related parties (*)	Pension funds	Key managers	Total Related parties	Transactions of Discontinued Operations	Total Related parties net of Discontinued Operations	% incidence on line item
	(millions of euros)
Purchase of tangible and intangible assets on an accrual basis	5,031	57	274	82	—	—	413	(32)	381	7.6
Dividend paid	2,831	—	—	383	—	—	383	—	383	13.5

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Consolidated separate income statement line items	2009	2008	2007	Type of contract
	(millions of euros)
Revenues
• ETECSA	5	5	6	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	25	15	13	Information networking of the Lombardy Region social health system
• Teleleasing S.p.A.	167	164	233	Sale of equipment as per the 2000 collaboration agreement
• NordCom S.p.A.	2	1	1	Supply of telephone services and data network connections, applications software and call center services
• Telbios S.p.A.	2	1	1	Supply of telephone services, ADSL lines, sale of equipment and property leases
• Telecom Media News S.p.A.	1	—	—	Property leases and telecommunications services
• Xtramedia	1	—	—	Connectivity internet service and custom operation
• Other minor companies	1	—	15

Total revenues	204	186	269

Other income	3	3	3	Recovery of costs of personnel on secondment at some company holdings and recovery of costs for services rendered

Acquisition of goods and services
• ETECSA	70	81	6	International telecommunications services and roaming
• NordCom S.p.A.	2	1	3	Software services costs
• Telbios	6	6	8	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
• Teleleasing S.p.A.	8	34	28	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Tiglio I S.r.l	3	4	5	Lease of properties
• Telecom Media News S.p.A.	2	—	—	Press agency services and supply of information content
• Other minor companies	—	1	39

Total acquisition of goods and services	91	127	89

Financeincome	—	2	1	Interest income on loans granted to Aree Urbane S.r.l.

Financeexpenses
• Teleleasing S.p.A	30	32	37	Interest expenses on finance leases
• Other minor companies	1	1	1	Interest expenses on finance leases

Totalfinance expenses	31	33	38

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2009	As of December 31, 2008	Type of contract
	(millions of euros)
Financial receivables and other current assets	—	27	Loans with Aree Urbane S.r.l.

Cash and cash equivalents	—	8	Treasury account with Teleleasing S.p.A. for 2008

Non current financial liabilities
• Teleleasing S.p.A.	220	246	Finance lease
• Tiglio I S.r.l.	1	1	Sale and leaseback transactions

Total non current financial liabilities	221	247

Current financial liabilities	128	142	Finance lease and treasury account with Teleleasing S.p.A.

Miscellaneous receivables and other non-current assets
• Aree Urbane S.r.l.	25	—	Non interest –bearing loan to shareholders
• LI.SIT S.p.A	1	4	Receivables from LI.SIT S.p.A. representing the residual share premium paid

Total miscellaneous receivables and other non current assets	26	4

Trade and miscellaneous receivables and other current assets
• ETECSA	28	11	International telecommunications services, roaming and dividends to be collected
• LI.SIT. S.p.A.	19	51	Information networking of the Lombardy Region social health system
• Nord.Com S.p.A.	1	1	Supply of data network connections and applications software
• Telbios S.p.A.	4	1	Supply of telephone services, ADSL lines, sale of equipment and property leases
• Teleleasing S.p.A.	65	48	Sale of equipment as per the 2000 collaboration agreement
• Telecom Media News S.p.A.	1	—	Telecommunication services and leases of buildings
• Xtramedia	1	—	Internet connectivity services and custom operation
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	120	113

Trade and miscellaneous payables and other current liabilities
• ETECSA	7	5	Telecommunications services and roaming
• LI.SIT. S.p.A.	20	18	Deferred financial income on the information networking project of the Lombardy Region social health system
• Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
• Nord.Com S.p.A.	1	2	Purchase and development of computer solutions
• Telbios S.p.A.	5	5	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
• Telecom Media News S.p.A.	2	—	Services relating to press agencies and supply of information content
• Teleleasing S.p.A.	19	16	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Tiglio I S.r.l.	1	2	Lease of properties
• Other minor companies	1	1

Total trade and miscellaneous payables and other current liabilities	57	50

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2009	2008	2007	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
• Shared Service Center Scrl	—	—	53	Purchases of information and computer and equipment projects
• Other minor companies	3	5	4

Total Purchase of intangible and tangible assets on an accrual basis	3	5	57

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

Beginning January 1, 2009, the company Italtel group S.p.A. and all the companies in the Italtel group are no longer considered related parties since the shareholders’ agreements expired at the end of 2008 and have not been renewed.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2009	2008	2007	Type of contract
	(millions of euros)
Revenues
• Telecom Argentina group	26	20	18	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
• Italtel group	—	2	2	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks

Total revenues	26	22	20

Other income	—	4	—	Commercial settlement with the Italtel group

Acquisition of goods and services
• Telecom Argentina group	6	7	7	International telecommunications services and roaming
• Italtel Group	—	25	17	Maintenance contracts and assistance for switching equipment

Total acquisition of goods and services	6	32	24

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2009	As of December 31, 2008	Type of contract
	(millions of euros)
Trade and miscellaneous receivables and other current assets

• Telecom Argentina group	6	5	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services

• Italtel group	—	1	Supply and maintenance of equipment, telephone and data transmission services

Total trade and miscellaneous receivables and other current assets	6	6

Miscellaneous payables and other non current liabilities	23	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group

Trade and miscellaneous payables and other current liabilities

• Telecom Argentina group	4	3	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity
• Italtel group	—	55	Supply contracts connected with investment and operating activities

Total trade and miscellaneous payables and other current liabilities	4	58

Consolidated statement of cash flows line items	2009	2008	2007	Type of contract
	(millions of euros)

Purchase of intangible and tangible assets on an accrual basis	—	236	274	These refer to the purchase of telephone equipment from the Italtel group

At December 31, 2009, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (31 million euros at 12/31/2008), of which, on behalf of: Aree Urbane S.r.l. 11 million euros (11 million euros at 12/31/2008), ETECSA 3 million euros (3 million euros at 12/31/2008) and Telecom Media News S.p.A. 2 million euros. At 12/31/2008, 16 million euros had been provided as guarantees on behalf of the Italtel group, which is no longer a related party, and 1 million euros on behalf of other minor companies. Furthermore, weak comfort letters have also been provided for a total of 34 million euros (138 million euros at 12/31/2008) on behalf of ETECSA in respect of loans from suppliers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH OTHER RELATED PARTIES (through Directors, Statutory Auditors and Key Managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

On December 22, 2009, the director Stefano Cao resigned from office. Consequently, the income statement transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

Consolidated separate income statement line items

	2009	2008	2007	Type of contract
	(millions of euros)
Revenues
• ATM group	1	—	—	Supply of personalized services and network business data
• Edizione group	7	9	7	Supply of telephone and data transmission services outsourced managed with dedicated assistance
• Generali group	53	51	19	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings
• Intesa SanPaolo group	121	128	39	Supply of telephone and data transmission services and ICT services and LAN network management
• Mediobanca group	6	7	5	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	596	637	103	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies and companies that are no longer related parties	—	9	33

Total revenues	784	841	206

Other income	3	5	—	Damage compensation from the Generali group

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	2009	2008	2007	Type of contract
	(millions of euros)
Acquisition of goods and services
• China Unicom group	2	—	—	International telecommunication services and roaming services
• Edizione group	8	6	2	Sponsorships, commissions for the sale of prepaid telephone cards, Fees for laying telephone cables along expressways and TV and internet rights connected with sports events
• Generali group	25	25	15	Insurance premiums and property leases
• Intesa SanPaolo group	16	20	8	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	2	2	1	Credit recovery activities and factoring commissions
• Telefónica group	507	500	80	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
• Other, no longer related parties	—	26	68

Total acquisition of goods and services	560	579	174

Employee benefits expenses	4	4	2	Non-obligatory employee insurance with the Generali group

Other operating expenses	—	1	—	Commercial settlement with the Intesa SanPaolo group

Finance income
• Intesa SanPaolo group	33	281	72	Bank accounts, deposits and hedging derivatives
• Mediobanca group	31	64	11	Receivables for the sale of securities and hedging derivatives

Total Finance Income	64	345	83

Finance expenses
• Intesa SanPaolo group	29	38	16	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans finance lease liabilities
• Mediobanca group	219	16	30	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	248	54	46

Profit (loss) from Discontinued Operations/Non-current assets held for sale
• Telefónica group	(90)	(78)	(12)	Interconnection and roaming services of HanseNet GmbH (included in Discontinued Operations)
• Mediobanca group	—	(1)	—	Incidental expenses with the Mediobanca group for the sale of the Liberty Surf group

Total profit (loss) from Discontinued Operations/Non-current assets held for sale	(90)	(79)	(12)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2009	As of December 31, 2008	Type of contract
	(millions of euros)
Securities, financial receivables and other non-current financial assets
• Intesa SanPaolo group	43	225	Hedging derivatives
• Mediobanca group	5	30	Hedging derivatives

Total securities, financial receivables and other non-current financial assets	48	255

Financial receivables and other current financial assets
• Intesa SanPaolo group	8	13	Hedging derivatives
• Mediobanca group	14	1	Hedging derivatives

Total financial receivables and other current financial assets	22	14

Cash and cash equivalents
• Intesa SanPaolo group	48	696	Bank accounts and deposits
• Mediobanca group	—	493	Repurchase agreements

Total cash and cash equivalents	48	1,189

Non-current financial liabilities
• Intesa SanPaolo group	192	478	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
• Mediobanca group	62	130	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	254	608

Current financial liabilities
• Intesa SanPaolo group	344	74	Term Loan Facility, bank accounts, hedging derivatives, finance lease liabilities and other financial payables
• Mediobanca group	69	1	Term Loan Facility and hedging derivatives

Total current financial liabilities	413	75

Other statement of financial position line items
Trade and miscellaneous receivable and other current assets
• China Unicom group	1	—	Supply of international telecommunications services and roaming
• Generali group	26	21	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services for foreign holdings
• Intesa SanPaolo group	51	178	Supply of telephone services, data transmission and international services, ICT services, LAN network management and applications platform
• Mediobanca group	2	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Edizione group	—	4	Supply of telephone and data transmission services, outsourced managed with dedicated assistance
• Telefónica group	83	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	163	267

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2009	As of December 31, 2008	Type of contract
	(millions of euros)
Discontinued operations/Non-current assets held for sale of a non-financial nature	8	—	Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group

Miscellaneous payables and other non-current liabilities	3	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
• China Unicom group	1	—	International telecommunications services and roaming
• Intesa SanPaolo group	213	232	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	2	2	Credit recovery activities and factoring commissions
• Edizione group	—	9	Fees for laying telephone cables along expressways, television and internet rights connected with sports events
• Telefónica group	89	70	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling

Total trade and miscellaneous payables and other current liabilities	305	313

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	33	—	Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group

Consolidated statement of cash flows line items	2009	2008	2007	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on accrual basis
• Telefónica group	19	36	4	Capitalization of costs connected with unbundling in Germany
• Other minor companies and companies that are no longer related parties	—	1	78

Total purchase of intangible and tangible assets on an accrual basis	19	37	82

Indefeasible Right of Use (IRU) between the Telecom Group and the Telefónica group

In the month of November 2009, the Telecom Italia Group (through its subsidiary Latin American Nautilus Ltd.) and the Telefónica group (through its subsidiary TIWS—Telefónica International Wholesale Services) signed twin Capacity Sale Agreements for the reciprocal sale of lambdas (transmission capacity streams at 10 Gbit/s) on their submarine networks operating between North and South America.

These are multi-year contracts for the reciprocal exchange of up to nine lambdas by interconnecting the two ring-configured networks that both companies operate in South America. From an economic standpoint, the transactions have been agreed at the current market terms generally applied in normal sales transactions.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For the year 2009, in which Latin American Nautilus Ltd. sold three lambdas with a linear configuration on both sides of the continent, the transaction was worth US$69.6 million (or 47 million euros). As consideration, from a technical and economic standpoint, the counterpart buyer sold equivalent transmission capacity.

The contract is in the form of an IRU (Indefeasible Right of Use) for use over a period of 15 years.

Specific order forms regulate in detail the technical and contractual terms of each IRU as well as the procedures for operating and maintaining the networks which each party commits to guarantee according to current practices.

Moreover, the two Capacity Sale Agreements ensure that the benefits are evenly distributed between the contracting parties and that the economic and legal conditions applied follow reciprocal and equivalent principles.

Sale of HanseNet Telekommunikation GmbH to the Telefonica group

On November 5, 2009, the board of directors approved the sale of HanseNet Telekommunikation GmbH, a wholly-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. HanseNet is an operator focused on the retail market of broadband services in Germany.

Assisted by Morgan Stanley Bank International Limited (Milan Branch), the process was activated for the sale of the company and involved a number of potential buyers. At the end of this process, negotiations were finalized with Telefónica S.A., a related party of Telecom Italia through the board members Cesar Alierta and Julio Linares, respectively, Chairman and Chief Executive Officer of Telefónica S.A., which, in turn, has a 46.18% stake in Telco S.p.A., the principal shareholder of Telecom Italia which currently holds 22.45% of the ordinary share capital of the Company.

The consideration on the sale negotiated by management of the Company is based on an enterprise value of 900 million euros.

The sale of HanseNet constitutes, by nature and value, a transaction of strategic proportions subject to prior approval of the board as set forth in the Code of Self-discipline of the Company. However, the Rules of Conduct regarding transactions entered into with related parties in force in Telecom Italia state that, in the event of transactions with related parties which require the board’s approval, the presentation of the proposal to the board should be subject to an opinion expressing agreement by the committee for internal control and corporate governance, composed only of non executive directors, the majority of whom are independent, of whom at least one director is from the minority list. The current members of the committee are Paolo Baratta (who is the Chairman of the committee, in addition to being the lead independent director), Roland Berger, Jean Paul Fitoussi and Aldo Minucci.

The committee (with the director Roland Berger absent) examined the proposal for the sale to Telefónica assisted by Barclays Capital, Investment banking division of Barclays Bank PLC, a financial advisor selected by the committee which declared the non-existence of economic and financial relations with the Telecom Italia Group and with the buyer such as to compromise its independence in the role of advisor. The analysis conducted by the committee covered the observance of the procedural and fundamental correctness of the criteria in the construction of the deal. To this end, the committee concluded that neither the decision to carry out the sale nor the process for the selection of the buyer and the manner of negotiations have been influenced by Telefónica’s position as a related party. Furthermore, the fairness of the economic conditions of the agreement was confirmed by Barclays Capital. Barclays Capital solely carried out a financial valuation of the consideration of the sale, confirming that it is within the valuation range calculated using a number of commonly applied methodologies in similar situations. In accordance with its engagement, Barclays Capital did not take part in the negotiations and in the sales process in general, providing its financial advice exclusively to the committee and receiving for its services a fixed fee, not linked to the favorable outcome of the transaction, in line with market practice.

The committee expressed its opinion agreeing with the sales process and with the presentation of the proposal to the board of directors which (with the directors Cesar Alierta, Julio Linares and Gaetano Miccichè absent) approved the proposal with a majority vote of those attending the meeting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The sale was finalized on February 16, 2010.

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Consolidated separate income statement line items	2009	2008	2007	Type of contract
	(millions of euros)
Employee benefits expenses
• Fontedir	14	15	15	Contributions to pension funds
• Telemaco	74	72	62	Contributions to pension funds
• Other Italian and foreign pension funds	4	7	7	Contributions to pension funds

Total employee benefits expenses	92	94	84

Consolidated statement of financial position line items	As of December 31, 2009	As of December 31, 2008	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities
• Fontedir	5	5	Payables for contributions to pension funds
• Telemaco	25	24	Payables for contributions to pension funds
• Other Italian and foreign pension funds	1	2	Payables for contributions to pension funds

Total trade and miscellaneous payables and other current liabilities	31	31

***

Remuneration to key managers

In 2009, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 15.4 million euros (35.6 million euros in 2008), analyzed as follows:

	2009		2008
	(millions of euros)
Short-term remuneration	14.2	(1)	13.0	(3)
Long-term remuneration	—		0.9	(4)
Employment termination benefit incentives	—		20.9	(5)
Share-based payments(*)	1.2	(2)	0.8	(6)

	15.4		35.6

(1)	Of which 0.6 million euros recorded by the subsidiary TI Media S.p.A.

(2)	Of which 0.04 million euros recorded by the subsidiary TI Media S.p.A.

(3)	Of which 0.7 million euros recorded by the subsidiary TI Media S.p.A.

(4)	Of which 0.1 million euros recorded by the subsidiary TI Media S.p.A.

(5)	Of which 1.9 million euros recorded by the subsidiary TI Media S.p.A.

(6)	Of which 0.02 million euros recorded by the subsidiary TI Media S.p.A.

(*)	This is the fair value of rights at December 31, under the Telecom Italia incentive plans (PSG and TOP 2008).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Paolo Annunziato(1)	Head of Public Affairs
Oscar Cicchetti	Head of Technology & Operations(2)
Head of Domestic Market Operations(5)
Stefano Ciurli(3)	Head of Purchasing
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil(4)
Andrea Mangoni(2)	Head of Administration, Finance and Control
Head of International Business
Chairman of Telecom Italia Sparkle S.p.A.
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Domestic Market Operations(2)
Head of Administration, Finance and Control(5)
Stefano Pileri(5)	Head of Technology & Operations
Germanio Spreafico(6)	Head of Purchasing
Giovanni Stella	Deputy Chairman of Telecom Italia Media S.p.A.
Head of Media Business Unit
Head of Telecom Italia S.p.A. Disposals(7)

(1)	to February 26, 2009.

(2)	from November 6, 2009.

(3)	from March 16, 2009.

(4)	from January 19, 2009.

(5)	to November 5, 2009.

(6)	to March 15, 2009.

(7)	to December 31, 2009.

NOTE 46—STOCK OPTION AND PERFORMANCE SHARE GRANTING PLANS OF THE TELECOM ITALIA GROUP

The stock option and performance share granting plans in effect at December 31, 2009 and at December 31, 2008 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A.—renamed Telecom Italia S.p.A.—and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares;

•	free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The stock option and performance share granting plans of Telecom Italia are described in the following paragraphs.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Stock options plans—Telecom Italia S.p.A.

In describing the stock option plans, so as to render the representation of the options homogeneous with that of the subscribable shares and also facilitate their measurement based on the relevant subscription prices, the concept of “equivalent options” has been used. This refers to a quantity of options equal to the number of ordinary shares of the current Telecom Italia S.p.A. that can be subscribed. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The principal features of the stock option plans existing at December 31, 2008 and 2009 are summarized below.

						Original Grant		Exercise period		Equivalent Options Outstanding at
Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Grantees)	Lot	Exchange Ratio(1)	Exercise Price of Options(2) (euros)	Exercise Price of Equivalent Options(3) (euros)	No. of Options	No. of Equivalent Options	from	to	12/31/2008	12/31/2009
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	11,400,000
2002 Top Plan (6/12/2001 - 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	5,050,330	—
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	8,318,193	5,941,567
2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	13,119,891	—
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	18,717,132	16,929,390
2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	168,343	—
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	224,457
2003-2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	863,096	—
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	1,212,557

Total										59,073,999	35,707,971

(1)	Number of Telecom Italia ordinary shares subscribable for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	“Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•	“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already grantees of the Stock Option 2000 Plan.

•

“Stock Option Plans 2003-2005”:    options not subject to reaching performance targets. Priority given to Group management who are already grantees of TIM’s Stock Option 2001-2003 Plan and Supplementary 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”:    options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the moment of vesting, the following can be exercised:

•	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and is recognized in equity over the vesting period of the options with a corresponding entry to “Employee benefits expenses”; the amount charged to income in 2009 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: 1.95 euros per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefonica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

•

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

•	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (0.08 euros per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

During 2008 and 2009, no stock options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2008 were respectively 1.0920 euros and 1.1492 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia stock option plans in 2008 and 2009 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(euros)
Options outstanding at December 31, 2007	124,108,961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Exercised during the year	—	—
Forfeit(1) during the year	—	—
Lapsed(2) during the year	(12,469,872)	2.93
Expired(3) during the year	(63,965,090)	3.25

Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	—	—
Exercised during the year	—	—
Forfeit(1) during the year	—	—
Lapsed(2) during the year	(4,612,956)	2.86
Expired(3) during the year	(18,753,072)	2.89

Options outstanding at December 31, 2009	35,707,971	2.59

Of which: Options exercisable at December 31, 2009	24,307,971	2.89

(1)	These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia stock option plans existing at December 31, 2009 and 2008, grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2009			Equivalent Options Exercisable at December 31, 2009
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euros)		(years)	(euros)		(euros)
1.95	11,400,000	4.29	1.95	—	—
2.41	224,457	0.17	2.41	224,457	2.41
2.78-2.94	24,083,514	0.18	2.89	24,083,514	2.89

	35,707,971			24,307,971

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Price Range	Equivalent Options Outstanding at December 31, 2008			Equivalent Options Exercisable at December 31, 2008
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euros)		(years)	(euros)		(euros)
1.95	11,400,000	5.29	1.95	—	—
2.41	392,800	0.74	2.41	392,800	2.41
2.78-2.94	47,281,199	0.80	2.89	47,281,199	2.89

	59,073,999			47,673,999

Performance Share Granting Plan—Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of free shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communications published on September 16, 2008 and October 1, 2009).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A.

The situation at December 31, 2009 shows that the number of shares which could effectively be granted based on the rights granted is equal to 11,224,600 (of which 9,714,000 by Telecom Italia employees and 1,510,600 by delegated directors of subsidiaries).

For each Recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As for the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•	an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•	a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008—June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC—Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The fair value of the rights of the Performance Share Granting Plan had originally been determined as a total of 2,593 thousand euros. During 2009, new rights were granted and others were forfeit; consequently the fair value at December 31, 2009—equal to 2,551 thousand euros (of which 2,253 thousand euros relates to employees of Telecom Italia) includes 506 thousand euros referring to the new rights issued in October 2009 and 2,045 thousand referring to the remaining rights previously granted and forfeit—will be recognized in equity over the vesting period of the rights with a corresponding entry to:

•	“employees benefits expenses”, for 2,253 thousand euros, in respect of employees of Telecom Italia (the charge to the 2009 income statement is 655 thousand euros);

•	“investments in subsidiaries”, in respect of employees of those subsidiaries, for 298 thousand euros (of which 123 thousand euros represents the charge for 2009).

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan was determined at the grant dates of September 8, 2008 and September 16, 2008 by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price:    in compliance with regulations, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility:    historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•	option period: three years from June 30, 2008 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan was calculated at the grant date of October 1, 2009 by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: equal to zero;

•

current price:    in compliance with regulations, for Telecom Italia this is represented by the share trading price in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•	TI volatility: historical volatility values of one year were assumed, taken over the two previous years equal to 50.029%;

•	option period: two years from June 30, 2009 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, 1.222%.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 47—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2009	12/31/2008	12/31/2007	Year 2009	Year 2008	Year 2007
Europe
BGN Bulgarian Lev	1.95580	1.95580	—	1.95580	1.95580	—
CZK Czech Koruna	26.47300	26.87500	—	26.43714	24.95849	—
HUF Hungarian Forint	270.42000	266.70000	—	280.31935	251.64456	—
CHF Swiss Franc	1.48360	1.48500	1.65470	1.50996	1.58686	1.64280
TRY Turkish Lira	2.15470	2.14880	1.71700	2.16256	1.90850	1.78647
GBP Pound Sterling	0.88810	0.95250	0.73335	0.89132	0.79744	0.68462
RON New Romanian Leu	4.23630	4.02250	—	4.23826	3.68489	—
North America
USD U.S. Dollar	1.44060	1.39170	1.47210	1.39442	1.47053	1.37072
Latin America
VEF Venezuelan Bolivar	3.09340	2.98840	—	2.99425	3.15768	—
BOB Bolivian Boliviano	10.11300	9.76720	11.22480	9.79228	10.65382	10.74977
PEN Peruvian Nuevo Sol	4.16189	4.37155	4.40894	4.19072	4.28810	4.28485
ARS Argentinean Peso	5.46185	4.80444	4.63693	5.20788	4.64170	4.27143
CLP Chilean Peso	730.74400	888.08600	733.03200	776.67296	763.53892	714.96824
COP Colombian Peso	2,943.76000	3,124.48000	2,969.59000	2,990.09031	2,872.07969	2,841.70996
MXN Mexican Peso	18.92230	19.23330	16.05470	18.79029	16.30980	14.97945
BRL Brazilian Real	2.50837	3.25240	2.60753	2.76933	2.67864	2.66397
Other countries
ILS Israeli Shekel	5.45452	5.27800	5.66514	5.46601	5.25740	5.63061

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)    Research and development

In 2009, expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2009	2008	2007
	(millions of euros)
Research and development costs expensed during year	74	79	102
Development costs capitalized	768	623	729

Total research and development costs (expensed and capitalized)	842	702	831

Moreover, in the consolidated separate income statement for the year 2009 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 1,012 million euros.

In 2008, the scope of research and development activity was extended to include all projects for hardware and software development for systems used by the companies of the Telecom Italia Group to manage both sales

Consolidated Financial Statements	Notes To Consolidated Financial Statements

packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services). Such change in the scope of research and development activities did not have any effect on the accounting policies applied to research and development expenditures which are treated as described in Note “Accounting Policies”.

c)    Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

At December 31, 2009, the amount of lease installments receivable on non-cancelable lease contracts is equal to 6 million euros (5 million euros at December 31, 2008) and all of them are due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2009, the amount of lease installments payable on non-cancelable lease contracts is the following:

	At December 31, 2009	At December 31, 2008
	(millions of euros)
Within 1 year	417	412
From 2 to 5 years	597	697
After 5 years	68	170

Total	1,082	1,279

NOTE 48—EVENTS SUBSEQUENT TO DECEMBER 31, 2009

Sale of HanseNet Telekommunikation GmbH

On February 16, 2010, the Telecom Italia Group finalized the sale to Telefonica, through the subsidiary Telefonica Deutschland GmbH, of its entire investment held by Telecom Italia Group in HanseNet Telekommunikation GmbH, an operator focused on the retail market of broadband services in Germany.

The estimated economic impact of the sale, based on an enterprise value of 900 million euros, was recorded in the consolidated financial statements at December 31, 2009.

Specifically, the transaction resulted in a negative impact on the consolidated result of 597 million euros including the goodwill impairment loss on the company for 558 million euros.

Credit lines

On January 28, 2010, Telecom Italia repaid its syndicated credit line at maturity (denominated Term Loan 2010) for 1,500,000,000 euros of principal and 19,872,291.67 euros of interest.

On February 12, 2010, Telecom Italia signed a new syndicated revolving line with leading credit institutions for 1,250,000,000 euros for a three-year period. The market conditions provide for:

•	a margin on the Euribor in relation to the Company’s rating (the current BBB rating corresponds to a margin of 130 bps);

•	commitment fees equal to 40% of the margin (currently equal to 52 bps);

•	utilization fees equal to 25 bps for drawing down the line between 1/3 and 2/3 of the total and 50 bps for draw downs higher than 2/3 of the total.

The credit line represents a back-up line which increases the Group’s financial flexibility.

Bond issue

On February 10, 2010, Telecom Italia S.p.A. issued bonds in the European market in the principal amount of 1,250 million euros, with an annual coupon of 5.25% and maturing on February 10, 2022.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Bond repayments

On January 1, 2010, the convertible bonds issued by Telecom Italia S.p.A., 1.5% coupon payable annually, for 574 million euros, reached maturity and were repaid.

On January 15, 2010, the bonds issued by Telecom Italia Capital S.A., 4% coupon payable semiannually, for USD 1,250 million, reached maturity and were repaid.

Acquisition of voting rights by holders of Tim Participações S.A. preferred shares

Tim Participações S.A.’s results for 2009 for the third consecutive year will not enable the company to pay the minimum dividends established by Brazilian law (6% of share capital for this category of shares) to the holders of preferred shares. As a result, these shareholders will have acquired voting rights starting from the next shareholders’ meeting of the company. The controlling shareholder Tim Brasil Serviços e Participações S.A. will keep the majority vote in the shareholders’ meetings (66.27% of share capital).

Telecom Italia Media share capital increase

On April 8, 2010, the Telecom Italia Media extraordinary shareholders’ meeting met and passed the following resolutions:

a.	cancellation of the par value of ordinary and savings shares;

b.	a reverse share split of ordinary and savings shares in a ratio of one ordinary or savings share for every 10 ordinary or savings shares held;

c.	necessary amendment to the bylaws in order for the measures and the characteristics of the savings shares’ rights to remain unchanged following the resolution in a) and b) above;

d.

share capital increase for 240 million euros through the issue of ordinary shares to be offered on an optional basis to holders of ordinary and savings shares—revoking the mandate at one time conferred by the shareholders’ meeting to the board of directors to increase share capital up to a maximum of 10 million euros—giving mandate to the board to establish in the imminence of the rights offering, its other characteristics, including the subscription price, the maximum number of shares to be issued and the option ratio.

The option rights which are not exercised during the offering period ex art. 2441, paragraph 1 of the Italian Civil Code will be offered to the stock market ex art. 2441, paragraph 3 of the Italian Civil Code. As announced, Telecom Italia, the controlling shareholder of Telecom Italia Media with a 69.2% direct and indirect equity investment, has pledged its support to the initiative by assuming an irrevocable commitment to subscribe to its portion of the capital increase, in addition to any residual portion that remains unallocated at the end of the offer on the stock market, ex art. 2441, paragraph 3 of the Italian Civil Code.

The capital increase is expected to take place after all the necessary authorizations and conditions have been met —and subject to market conditions—during the first half of 2010.

The capital increase is part of the 2010–2012 Business Plan approved by the Telecom Italia Media board of directors on February 25, 2010 and its aim is to reinforce the asset structure and support the development of the company in the extremely dynamic market in which it operates. In particular, the proceeds from the subscription to the shares will be fully assigned for the repayment of a part of the existing financing extended by Telecom Italia and Telecom Italia Finance.

Finally, in order to allow the above mentioned actions to be carried out, the extraordinary shareholders’ meeting has approved some amendments to the bylaws (art. 5 “Capital Measures” and art. 6 “Shares”).

Telecom Italia Sparkle

With reference to the ongoing criminal investigation involving Telecom Italia Sparkle, please see Note “Contingent liabilities, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 49—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,673,865,180
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

I.T. TELECOM S.r.l.	POMEZIA (ROME-ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)				5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)				0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO (CHILE)	CLP	13,082,839,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	100.0000		LATIN AMERICAN NAUTILUS Ltd

LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F. (MEXICO)	MXN	100,000	99.9999		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)				0.0001		LATIN AMERICAN NAUTILUS USA Inc.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA (PERÙ)	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LATIN AMERICAN NAUTILUS ltd
(installation and maintenance of submarine cable systems)

LOQUENDO S.p.A. (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.

MATRIX S.p.A. (internet services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.

MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd

MED-1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.

MED-1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.

MEDITERRANEAN NAUTILUS BV (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd

MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.

MEDITERRANEAN NAUTILUS ISRAEL Ltd (TLC services, installation and management of submarine cable systems)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.

MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDITERRANEAN NAUTILUS Ltd (TLC services, installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9988 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.

OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20.337.161	100.0000		TELECOM ITALIA S.p.A.

PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.

TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA- FALCIANO REPUBLIC OF SAN MARINO	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	5,860	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (RUMANIA)	RON	88,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE HUNGARY K.F.T. (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,860,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG (LUXEMBOURG)	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TELECONTACT CENTER S.p.A (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.

TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	BORGO MAGGIORE REPUBLIC OF SAN MARINO	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted crypto’s telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.

TI BELGIUM S.P.R.L.—B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIS France S.A.S. (installation and maintenance of telecommunication services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI—TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA (telecommunications services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇÕES LTDA (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	3,279,157,267	100.0000		TIM PARTICIPAÇÕES S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

TIM CELULAR S.A. (mobile telephony operator)	SAO PAULO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,149,096,024	66.2686	77.1435	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDIA BUSINESS UNIT

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.

MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting. production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.

MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.

TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	100,510,259	65.7080 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN-ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V. (in liquidation)

OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.

OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V. (in liquidation)

OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.

OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA-ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.

OLIVETTI INTERNATIONAL B.V. (in liquidation) (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.

OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN-ITALY)	EUR	83,500,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V. (in liquidation)

TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

OTHER OPERATIONS

BBEYOND B.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.

BBNED N.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.

BRASILCO S.r.l. (in liquidation) (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

EMSA Servizi S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.

ETI—EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.

H.R. SERVICES S.r.l. (planning, development and supply of training services)	L’AQUILA (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

INTERNLNET B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	39,960	100.0000		BBNED N.V.

NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.

OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN-ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN-ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

PURPLE TULIP B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.

SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.

TECO SOFT ARGENTINA S.A. (in liquidation) (design. development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LATAM S.A. (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0002		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Subsidiaries consolidated held for sale
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH

Associated and joint ventures accounted for using the equity method
AREE URBANE S.r.l. (real estate)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.

BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN-ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.

BROAD BAND SERVICE S.p.A. (in liquidation) (production and sales of multimedia services)	SERRAVALLE REPUBLIC OF SAN MARINO	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.

CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.

CONSORZIO TEMA MOBILITY (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.

CONSORZIO TURISTEL (in liquidation) (online tourism services)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.

CRIAI S.c.r.l.-CONS. CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
IM.SER S.r.l. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.

LI.SIT.—LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information, TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.

MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.

OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN-ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.

SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 17.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A. (technological services supporting the health sector)	MILAN (ITALY)	EUR	983,100	34.4708		TELECOM ITALIA S.p.A.

TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.

XTRA MEDIA SERVICES B.V. (internet services)	NIJMEGEN (HOLLAND	EUR	18,000	49.0000		INTERNLNET B.V.

Other significant investments
CEFRIEL S.r.l. (professional training)	MILAN (ITALY)	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.

CELL-TEL S.p.A. (telecommunications equipment, plant and systems)	SCARMAGNO (TURIN-ITALY)	EUR	500,000	15.0000		OLIVETTI S.p.A.

FIN.PRIV. S.r.l. (finance company)	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.

IFM INFOMASTER S.p.A. (planning and development of call center solutions)	GENOA (ITALY)	EUR	161,765	12.0000		TELECOM ITALIA FINANCE S.A.

INNOVIS S.p.A. (computer, online and telecommunications equipments and services)	IVREA (TURIN-ITALY)	EUR	325,000	15.0000		OLIVETTI S.p.A.

ITALBIZ.COM Inc. (Internet services)	DELAWARE (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.

ITALTEL GROUP S.p.A. (holding company)	SETTIMO MILANESE MILAN	EUR	115,459,344	19.3700		TELECOM ITALIA FINANCE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MIX S.r.l. (internet services provider)	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.

NEW SATELLITE RADIO S.r.l. (production and realization of radio-tv channel and program)	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.

PIEDMONT INTERNATIONAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.