Form 20-F/A
period 2009-12-31
TELECOM ITALIA S P A
filed 2010-10-12
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory note

The Company is filing this amendment to its annual report on Form 20-F for the year ended December 31, 2009 (filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2010 (the “original filing”)) to include a revised audit opinion of the Company’s auditors, Reconta Ernst & Young S.p.A. The revised audit opinion has been amended to cover each of the statements of financial position referenced in the first paragraph of their audit opinion. No other changes have been made to the original filing. Please see the revised audit opinion on page F-2 of this amended Form 20-F.

In addition, the Company has attached hereto the exhibits required as a result of this amendment. Except for the revised audit opinion and the exhibit filings, the Company has not made any modifications or updates to the original filing on Form 20-F and all of the other information contained in the original filing remains unchanged. This amendment does not describe other information, events or developments that have occurred since the original filing, and does not modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2009 and 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the consolidated financial statements, the 2007 and 2008 consolidated financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telecom Italia S.p.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2010 expressed an adverse opinion thereon.

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

Dated October 12, 2010

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries at December 31, 2009 and 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

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
Consob al progressivo n. 2 delibera n. 10831 del 16/7/1997

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